Form 20-F
period 2015-12-31
Ferrari N.V.
filed 2016-02-25
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-36085

Ferrari N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Via Abetone Inferiore n. 4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ferrari North America, Inc.
250 Sylvan Avenue
Englewood Cliffs, NJ 07632
Tel. No.: (201) 816-2600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares (par value of €0.01 each)	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 188,921,600 common shares, par value €0.01 per share, and 170,029,450 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☐.
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Certain Defined Terms
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant's predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into FCA on October 12, 2014 (at which time Fiat Investments N.V. was named Fiat Chrysler Automobiles N.V., or FCA), or any one of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described under "Item 4.A. History and Development of the Company.
See “Basis of Preparation of the Consolidated Financial Statements” below for additional information regarding the financial presentation.

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. for the years ended December 31, 2015, 2014 and 2013 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
Basis of Preparation of the Consolidated Financial Statements
As explained in Note 1 to the Consolidated Financial Statements and in "Item 4 - Information on the Company - History and Development of the Company", the separation of Ferrari S.p.A. from FCA (the "Separation") was completed on January 3, 2016 through a series of transactions including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii) are defined in the Consolidated Financial Statements as the “Restructuring” and were completed in October 2015. The transaction referred to in (iii) was completed on October 21, 2015 when the Company's shares were admitted to listing on the New York Stock Exchange. The distribution referred to in (iv) was completed on January 3, 2016.
The Restructuring comprised: (i) a capital reorganization of the group under the Company and (ii) the issuance of promissory note to FCA (the “FCA Note”) which was subsequently refinanced through the issuance of third party debt (the FCA Note and subsequent refinancing are described under “Item 5.B. Liquidity and Capital Resources—Indebtedness with FCA and Refinancing of the FCA Note”.) In preparing the Consolidated Financial Statements, the Company has retrospectively applied FCA's basis of accounting for the periods prior to the Restructuring presented in the Consolidated Financial Statements based on the following:

(i)	The capital reorganization:

•
The Company was formed by FCA solely to effect the Separation and was controlled by FCA until completion of the Separation on January 3, 2016. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3 - “Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS has no applicable guidance in accounting for such transactions. IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a

I

result, the Consolidated Financial Statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•
The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33 - “Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2013 in the Consolidated Financial Statements. In particular:

•
The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,096.8 million, respectively, with an offset to retained earnings of €5.1 billion.

•
The issuance of 27,003,873 common shares and special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

•
The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 20 to the Consolidated Financial Statements.

The Restructuring was performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•
The FCA Note and subsequent refinancing were reflected in the Consolidated Financial Statements only from the dates on which they occurred. In particular, the FCA Note for a principal amount of €7.9 billion was issued on October 17, 2015 and following the application of the proceeds from the issuance of the shares to FCA referred to above, the principal amount outstanding was €2.8 billion. The principal amount under the FCA Note was repaid on December 16, 2015 using cash deposits held with FCA and for the remainder from third party financing.

The Group’s financial information is presented in Euro. In some instances, information is presented in U.S. Dollars. All references in this document to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S.$” and “$” refer to the currency of the United States of America (the “United States”).
The language of this document is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this document may not add due to rounding.

II

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•	changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

III

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems; and

•	other factors discussed elsewhere in this document.
We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this report. These factors may not be exhaustive and should be read in conjunction with the other cautionary statements included in this report. You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties.

IV

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth selected historical consolidated financial and other data of Ferrari and have been derived from:
(i) the audited Consolidated Financial Statements, included elsewhere in this document;
(ii) the audited consolidated income statement of the Company for the year ended December 31, 2012;
(iii) the unaudited statement of financial position at December 31, 2012, and
(iv) the unaudited financial information for the year ended December 31, 2011.
This financial information has been prepared in accordance with IFRS.
For the purposes of the financial information set forth in this section, with the exception of the FCA Note and subsequent refinancing, which were reflected from the dates on which they occurred, the Restructuring has been retrospectively reflected as though it had occurred effective January 1, 2012.
The following information should be read in conjunction with “Note on Presentation,” “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this document. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the years ended December 31,
	2015	2014	2013	2012	2011
	(€ million, except per share data)
Net revenues	2,854	2,762	2,335	2,225	2,067
EBIT	444	389	364	335	298
Profit before taxes	434	398	366	334	301
Net profit	290	265	246	233	196
Attributable to:
Owners of the parent	288	261	241	225	188
Non-controlling interest	2	4	5	8	8
Basic and diluted earnings per common share (in Euro)(1)	1.52	1.38	1.27	1.19	n.a.
Dividends paid per share (in Euro)	—	—	—	—	n.a.
_____________________________
(1)    Retrospectively reflects the issuance of 188,921,600 common shares as if the Restructuring had occurred on January 1, 2012. See also Notes 12 and 20 to the Consolidated Financial Statements.

Consolidated Statement of Financial Position Data

	At December 31,
	2015	2014	2013	2012	2011
	(€ million, except shares issued)
Cash and cash equivalents	183	134	114	100	94
Deposits in FCA Group cash management pools (1)	139	942	684	457	529
Total assets	3,875	4,641	3,895	3,465	3,369
Debt	2,260	510	317	261	522
Total (deficit)/equity	(19)	2,478	2,316	2,041	1,769
(Deficit)/Equity attributable to owners of the parent	(25)	2,470	2,290	2,019	1,748
Non-controlling interests	6	8	26	22	21
Share capital (2)	4	4	4	4	n.a.
Ordinary shares issued (in thousands of shares) (2)	188,922	188,922	188,922	188,922	n.a.
_____________________________
(1)    Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.
(2)    Retrospectively reflects the issuance of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01, as if the Restructuring had occurred on January 1, 2012. See also Note 20 to the Consolidated Financial Statements.

Other Statistical Information

	For the years ended December 31,
	2015	2014	2013	2012	2011
Shipments (number of cars)	7,664	7,255	7,000	7,405	7,195
Average number of employees for the period	2,954	2,843	2,774	2,708	2,709
Exchange rates
These exchange rates are included for informational purposes only and may differ from the exchange rates used in preparation of the Consolidated Financial Statements. For a description of the exchange rates used in the preparation of our Consolidated Financial Statements, please refer to section Significant Accounting Policies of our Consolidated Financial Statements included elsewhere in this document.

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S.$ per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Period	High	Low	Average	Period End
Year ended December 31, 2011	1.4875	1.2926	1.3931	1.2973
Year ended December 31, 2012	1.3463	1.2062	1.2859	1.3186
Year ended December 31, 2013	1.3816	1.2774	1.3281	1.3779
Year ended December 31, 2014	1.3927	1.2101	1.3210	1.2101
Year ended December 31, 2015	1.2015	1.0524	1.1032	1.0859
Year ended December 31, 2016 (through February 19, 2016)	1.1362	1.0743	1.0832	1.1127

The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this document.

Period	High	Low
September 2015	1,1358	1.1104
October 2015	1.1437	1.0524
November 2015	1.1026	1.0562
December 2015	1.1025	1.0573
January 2016	1.0964	1.0743
February 2016 (through February 19, 2016)	1.1362	1.0888
On February 19, 2016, the noon buying rate for U.S. Dollars was €1.00 = U.S.$1.1127.
B. Capitalization and Indebtedness
Not applicable.
C. Reason for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
We may not succeed in preserving and enhancing the value of the Ferrari brand, which we depend upon to drive demand and revenues.
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.
We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected.
Our brand image depends in part on the success of our Formula 1 racing team.
The prestige, identity, and appeal of the Ferrari brand depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our Sports and GT cars which also supports the appeal of other Ferrari-branded luxury goods. The success of our Formula 1 racing team has declined over the past several years as our most recent driver’s championship and constructors’ championship were in 2007 and 2008, respectively. As a result, we are enhancing our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.
The success of our racing team depends in particular on our ability to attract and retain top drivers and racing management and engineering talent. Our primary Formula 1 drivers, team managers and other key employees of Scuderia Ferrari are critical to the success of our racing team and if we were to lose their services, this could have a material adverse effect on the success of our racing team and correspondingly the Ferrari brand. If we are unable to find adequate replacements or to attract, retain and incentivize drivers and team managers, other key employees or new qualified personnel, the success of our racing team may suffer. As the success of our racing team forms a large part of our brand identity, a sustained period without racing success could detract from the Ferrari brand and, as a result, potential clients’ enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.
If we are unable to keep up with advances in high performance car technology, our competitive position may suffer.
Performance cars are characterized by leading-edge technology which is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars.
Developing and applying new automotive technologies is costly, and may become even more costly in the future as available technology advances and competition in the industry increases. If our research and development efforts do not lead to improvements in car performance relative to the competition, or if we are required to spend more to achieve comparable results, sales of our cars or our profitability may suffer.
If our car designs do not appeal to clients, our brand and competitive position may suffer.
Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. We devote great efforts to the design of our cars and most of our current models are designed by Ferrari Design Centre, our in-house design team. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.

The value of our brand depends in part on the automobile collector and enthusiast community.
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events), at our headquarters in Maranello and through our dealers, the Ferrari museum and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long term.
If there is a change in collector appetite or damage to the Ferrari brand, our ties to and the support we receive from this community may be diminished. Such a loss of enthusiasm for our cars from the automotive collectors’ community could harm the perception of the Ferrari brand and adversely impact our sales and profitability.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.
Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The markets in which we sell our cars have been subject to volatility in demand in recent periods. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in further downward price pressure and adversely affect our business, operating results and financial condition. These effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.
Our low volume strategy may limit potential profits.
A key to the appeal of the Ferrari brand and our marketing strategy is the aura of exclusivity and the sense of luxury which our brand conveys. A central facet to this exclusivity is the limited number of models and cars we produce and our strategy of maintaining our car waiting lists to reach the optimal combination of exclusivity and client service. Our low volume strategy is also an important factor in the prices that our clients are willing to pay for our cars. Regulation also affects our potential for volume growth because we are eligible for certain exemptions from fuel economy and emissions requirements provided we sell less than 10,000 road cars worldwide per year. See “—New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on our costs of operation and/or how we do business.”
While important to our current marketing strategy, our focus on maintaining low volumes and exclusivity limits our potential sales growth and profitability. As a public company, we may from time to time face pressure to demonstrate growth including by increasing the volume of cars we sell. Notwithstanding any such pressure, we intend to continue to pursue a low volume strategy in order to maintain our reputation for exclusivity, while growing volume in a controlled way to respond to growth in emerging markets and demographic changes.
Conversely, if we were to change our strategy and increase production of our cars more aggressively, we may be unable to maintain the exclusivity of the Ferrari brand. If we are unable to balance brand exclusivity with increased production, we may erode the desirability and ultimately the consumer demand for our cars. As a result, if we are unable to increase car production meaningfully or introduce new car models without eroding the image of exclusivity in our brand we may be unable to significantly increase our revenues.
Our revenues from Formula 1 activities may decline and our related expenses may grow.
Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Item 4.B. Business—Formula 1 Activities.” If we

are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of Formula 1 results may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.
The small number of car models we produce and sell may result in greater volatility in our financial results.
We currently depend on the sales of six range models, one special series and one limited edition supercar to generate our revenues. While we anticipate expanding our car offerings, we expect that a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market. On average it takes about 40 months (approximately 33 months for M models) from the beginning of the development phase to start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, volatility in our revenues and profits is also affected by our “special series” and limited edition cars that we launch from time to time and are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.
Engine production revenues are dependent on Maserati’s ability to sell its cars.
We produce V8 and V6 engines for Maserati. In particular, we have a multi-year arrangement with Maserati to provide V6 engines in an initial production run of up to 178,000 engines in aggregate through 2020, which, based on our discussions with Maserati, is expected to increase to up to 260,000 engines in aggregate through 2023 to cater to Maserati’s planned expanded model range and sales volumes. While Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.
Our business is subject to changes in client preferences and automotive trends.
Our continued success depends in part on our ability to originate and define product and automotive trends, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. If we misjudge the market for our products, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.
Global economic conditions may adversely affect us.
Our sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars, which may affect our sales. Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our cars or their ability to meet their commitments to us.
Many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.
We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession.
A significant decline in the EU or the global economy or in the specific economies of our markets, or in consumers’ confidence could have a material adverse effect on our business.
New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on our costs of operation and/or how we do business.
We are subject throughout the world to comprehensive and constantly evolving laws, regulations and policies. We expect the extent of the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may affect our revenue. Governmental regulations may increase the costs we incur to design, develop and produce our cars and may affect our product portfolio. Regulation may also result in a change in the character or performance characteristics of our cars which may render them less appealing to our clients. We anticipate that the number and extent of these regulations, and their effect on our cost structure and product line-up, will increase significantly in the future.
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars, and new targets have been set in 2014 with more stringent emission targets applicable to the 2017-2021 period. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet by 2016 alternative targets for our fleet of EU-registered vehicles. Therefore, in 2015, we submitted our proposed CO2 emissions target for the 2017-2021 period to the EU Commission for approval.
In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. As a SVM that is able to demonstrate our operational independence from FCA, we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities, and we expect to receive feedback on this proposal by mid-2016. We intend to petition NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles globally, in order to be eligible for alternate CAFE standards, as permitted under the CAFE program. If our petition qualifying for alternate CAFE standards is successful, NHTSA will determine the appropriate level of CAFE applicable to us for future model years.

In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for SVMs, as well as vehicle safety legislation. NHTSA also recently published guidelines for driver distraction, and the associated compliance costs may be substantial.
Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards for Mainland China beginning in 2016. It is unclear whether the new standards, if adopted, will include exceptions for SVMs similar to those currently in place in the United States and in the EU.
We could lose our status as a SVM in the EU and/or the United States if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as a SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.
Under these existing regulations, as well as new or stricter rules or policies, we could be subject to sizable civil penalties or have to restrict or modify product offerings drastically to remain in compliance. We may have to incur substantial capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.
Our growth strategy exposes us to risks.
Our growth strategy includes a controlled expansion of our sales and operations, including the launching of new car models and expanding sales and dealer operations in targeted growth regions internationally. In particular, our growth strategy requires us to expand operations in regions that we have identified as having relatively high growth potential. We may encounter difficulties, including more significant competition in entering and establishing ourselves in these markets.
Our growth depends on the continued success of our existing cars, as well as the successful design and introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop and launch successful new cars could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in others bringing new products and technology to market first, which could compromise our competitive position.
Our growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands on us by requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion also increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficient skilled management, technical and marketing personnel. If we are unable to manage these risks or meet these demands, our growth prospects and our business, results of operation and financial condition could be adversely affected.
We currently plan to open additional dealerships and Ferrari stores in various international markets. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors. Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.
Consumer demand and behavior, as well as tastes and purchasing trends may differ in these markets, and as a result, sales of our products may not be successful, or the margins on those sales may not be in line with those we currently anticipate. Furthermore, such markets will have upfront short-term investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and therefore may be dilutive to us in the short-term. In many of these countries, there is significant competition to attract and retain experienced and talented employees.
Consequently, if our international expansion plans are unsuccessful, our business, results of operation and financial condition could be materially adversely affected.
We face competition in the luxury performance car industry.
We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars and our reputation for quality. If we are unable to compete successfully, our business, results of operations and financial condition could be adversely affected.

Developments in emerging markets may adversely affect our business.
We operate in a number of emerging markets, both directly and through our dealers and we have experienced increasing demand in China and the Middle East.
Our strategy contemplates expanding our sales in the Middle East and Asia regions, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, recent events in Asia including market turmoil and currency devaluations, and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.
Our exposure to emerging countries is likely to increase, as we pursue expanded sales in such countries. Economic and political developments in emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our results of operations and financial condition. Further, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases.
Maintaining and strengthening our position in these emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition.

Our success depends largely on the ability of our current management team to operate and manage effectively.
Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Our management team particularly benefits from the leadership of our CEO, Amedeo Felisa, who brings over 40 years of automotive technical experience and skill to his leadership role and our chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of our parent company, FCA, into the seventh largest automaker in the world (based on 2014 vehicle sales worldwide). Our employees, particularly in our production facilities in and around Maranello, Italy include many highly skilled engineers, technicians and artisans. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.
We rely on our dealer network to provide sales and services.
We do not own our Ferrari dealers and virtually all of our sales are made through our network of dealerships located throughout the world. If our dealers are unable to provide sales or service quality that our clients expect or do not otherwise adequately project the Ferrari image and its aura of luxury and exclusivity, the Ferrari brand may be negatively affected. We depend on the quality of our dealership network and our business, operating results and financial condition could be adversely affected if our dealers suffer financial difficulties or otherwise are unable to perform to our expectations.
Our growth strategy also depends on our ability to attract a sufficient number of quality new dealers to sell our products in new areas. We may face competition from other luxury performance car manufacturers in attracting quality new dealers, based on, among other things, dealer margin, incentives and the performance of other dealers in the region. If we are unable to attract a sufficient number of new Ferrari dealers in targeted growth areas, our prospects could be materially adversely affected.

We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner our operations may be disrupted.
Our business depends on a significant number of suppliers, which provide the raw materials, components, parts and systems we require to manufacture cars and parts and to operate our business. We use a variety of raw materials in our business including aluminum, and precious metals such as palladium and rhodium. We source materials from a limited number of suppliers. We cannot guarantee that we will be able to maintain access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. In addition, prices for these raw materials fluctuate and while we seek to manage this exposure, we may not be successful in mitigating these risks.
As with raw materials, we are also at risk for supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars.
In the past, we have replaced certain suppliers because they have failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, as was the case in 2012 following the earthquake in the Emilia Romagna region of Italy.
Changes in our supply chain have in the past resulted and may in the future result in increased costs and delays in car production. We have also experienced cost increases from certain suppliers in order to meet our quality targets and development timelines and because of design changes that we have made. We may experience similar cost increases in the future. Additionally, we are negotiating with existing suppliers for cost reductions, seeking new and less expensive suppliers for certain parts, and attempting to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs while maintaining a stable source of high quality supplies, our operating results will suffer. Additionally, cost reduction efforts may disrupt our normal production processes, thereby harming the quality or volume of our production.
Furthermore, if our suppliers fail to provide components in a timely manner or at the level of quality necessary to manufacture our cars, our clients may face longer waiting periods which could result in negative publicity, harm our reputation and relationship with clients and have a material adverse effect on our business, operating results and financial condition.
We depend on our manufacturing facilities in Maranello and Modena.
We assemble all of the cars that we sell and manufacture all of the engines we use in our cars and sell to Maserati at our production facility in Maranello, Italy, where we also have our corporate headquarters. We manufacture all of our car chassis in a nearby facility in Modena, Italy. Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage or labor unrest. Alternatively, changes in law and regulation, including export, tax and employment laws and regulations, or economic conditions, including wage inflation, could make it uneconomic for us to continue manufacturing our cars in Italy. In the event that we were unable to continue production at either of these facilities or it became uneconomic for us to continue to do so, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet demand. Moving manufacturing to other locations may also affect the perception of our brand and car quality among our clients. Such a transfer would materially reduce our revenues and could require significant investment, which as a result could have a material adverse effect on our business, results of operations and financial condition.
Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for a day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our cars. As such damages from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.

Car sales depend in part on the availability of affordable financing.
In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates rise generally, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may not desire to or be able to obtain financing to purchase our cars.
We may not be able to provide adequate access to financing for our dealers and clients.
Our dealers enter into wholesale financing arrangements to purchase cars from us to hold in inventory or to use in showrooms and facilitate retail sales, and retail clients use a variety of finance and lease programs to acquire cars.
In most markets, we rely on controlled finance companies and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail clients. Finance companies are subject to various risks that could negatively affect their ability to provide financing services at competitive rates, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies or defaults;

•	higher than expected car return rates and the residual value performance of cars they lease; and

•	fluctuations in interest rates and currency exchange rates.
Any financial services provider, including our controlled finance companies, will face other demands on its capital, as well as liquidity issues relating to other investments or to developments in the credit markets. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail clients. To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail clients, such dealers and retail clients may not have sufficient access to financing to purchase or lease our cars. As a result, our car sales and market share may suffer, which would adversely affect our results of operations and financial condition.
We rely on our licensing and franchising partners to preserve the value of our licenses and the failure to maintain such partners could harm our business.
We currently have multi-year agreements with licensing partners for various Ferrari-branded products in the sports, lifestyle and luxury retail segments. We also have multi-year agreements with franchising partners for our Ferrari stores and theme park. In the future, we may enter into additional licensing or franchising arrangements. Many of the risks associated with our own products also apply to our licensed products and franchised stores. In addition, there are unique problems that our licensing or franchising partners may experience, including risks associated with each licensing partner’s ability to obtain capital, manage its labor relations, maintain relationships with its suppliers, manage its credit and bankruptcy risks, and maintain client relationships. While we maintain significant control over the products produced for us by our licensing partners and the franchisees running our Ferrari stores and theme park, any of the foregoing risks, or the inability of any of our licensing or franchising partners to execute on the expected design and quality of the licensed products, Ferrari stores and theme park, or otherwise exercise operational and financial control over its business, may result in loss of revenue and competitive harm to our operations in the product categories where we have entered into such licensing or franchising arrangements. While we select our licensing and franchising partners with care, any negative publicity surrounding such partners could have a negative effect on licensed products, the Ferrari stores and theme parks or the Ferrari brand. Further, while we believe that we could replace our existing licensing or franchising partners if required, our inability to do so for any period of time could materially adversely affect our revenues and harm our business.
We depend on the strength of our trademarks and other intellectual property rights.
We believe that our trademarks and other intellectual property rights are fundamental to our success and market position. Therefore, our business depends on our ability to protect and promote our trademarks and other intellectual property rights. Accordingly, we devote substantial efforts to the establishment and protection of our trademarks and other intellectual property rights such as registered designs and patents on a worldwide basis. We believe that our trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others, or that we may be unable to register our trademarks or otherwise adequately protect them in some jurisdictions. If a third party were to register our trademarks, or similar trademarks, in a country where we have not successfully registered such trademarks, it could create a barrier to our commencing trade under those marks in that country.
Third parties may claim that we infringe their intellectual property rights.
We believe that we hold all the rights required for our business operations (including intellectual property rights and third-party licenses). However, we are exposed to potential claims from third parties alleging that we infringe their intellectual property rights, since many competitors and suppliers also submit patent applications for their inventions and secure patent protection or other intellectual property rights. If we are unsuccessful defending against any such claim, we may be required to pay damages or comply with injunctions which may disrupt our operations. We may also as a result be forced to enter into royalty or licensing agreements on unfavorable terms or to redesign products to comply with third parties’ intellectual property rights.
If our cars do not perform as expected our ability to develop, market and sell our cars could be harmed.
Our cars may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will be able to detect and fix any defects in the cars prior to their sale to consumers. Our cars may not perform in line with our clients’ evolving expectations or in a manner that equals or exceeds the performance characteristics of other cars currently available. For example, our newer cars may not have the durability or longevity of current cars, and may not be as easy to repair as other cars currently on the market. Any product defects or any other failure of our performance cars to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, operating results and financial condition.
Car recalls may be costly and may harm our reputation.
We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For a description of recent instances of recalls, see “Item 4.B. Regulatory Matters—Vehicle Safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. While the cost of recent recalls is not material to us, any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims, which could harm our business, operating results and financial condition. The automobile industry experiences significant product liability claims and we have inherent risk of exposure to claims in the event our cars do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our cars and business, adversely affecting our reputation and inhibiting or preventing commercialization of future cars which could have a material adverse effect on our brand, business, operating results and financial condition. While we seek to insure against product liability risks, insurance may be insufficient to protect against any monetary claims we may face and will not mitigate any reputational harm. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under such a policy.
We are exposed to risks in connection with product warranties as well as the provision of services.
A number of our contractual and legal requirements oblige us to provide extensive warranties to our clients, dealers and national distributors. There is a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for our guarantee and warranty risks have been set or will in the future be set too low. There is also a risk that we will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to recover from suppliers or insurers.
If we were to lose our Authorized Economic Operator certificate, we may be required to modify our current business practices and to incur increased costs, as well as experience shipment delays.
Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we applied for, and currently hold, the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. However, if we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.
Labor laws and collective bargaining agreements with our labor unions could impact our ability to operate efficiently.
All of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These regulations and the provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more efficiently and effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our results of operations and financial condition.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euros while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations.
We seek to manage risks associated with fluctuations in currency through financial hedging instruments. Although we seek to manage our foreign currency risk in order to minimize any negative effects caused by rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if these conditions persist.
Our financial services activities are also subject to the risk of insolvency of dealers and retail clients, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail clients, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.

Changes in tax, tariff or fiscal policies could adversely affect demand for our products.
Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect our results of operations. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.
We face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions and establishing ourselves in new markets, all of which could harm our business.
We currently have international operations and subsidiaries in various countries and jurisdictions in Europe, North America and Asia that are subject to the legal, political, regulatory, tax and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we will continue to expand our sales, maintenance, and repair services internationally. However, such expansion requires us to make significant expenditures, including the establishment of local operating entities, hiring of local employees and establishing facilities in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our cars and require significant management attention. These risks include:

•	conforming our cars to various international regulatory and safety requirements where our cars are sold, or homologation;

•

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties attracting clients in new jurisdictions;

•	foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Italy;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

•
our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;

•	European Union and foreign government trade restrictions, customs regulations, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	preferences of foreign nations for domestically produced cars;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, war or events of terrorism; and

•	the strength of international economies.
If we fail to successfully address these risks, many of which we cannot control, our business, operating results and financial condition could be materially harmed.

Improper conduct of employees, agents, or other representatives could adversely affect our reputation and our business, operating results, and financial condition.
Our compliance controls, policies, and procedures may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties. In particular, our business activities may be subject to anti-corruption laws, regulations or rules of other countries in which we operate. If we fail to comply with any of these regulations, it could adversely impact our operating results and our financial condition. In addition, actual or alleged violations could damage our reputation and our ability to conduct business. Furthermore, detecting, investigating, and resolving any actual or alleged violation is expensive and can consume significant time and attention of our executive management.
Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which could have a material adverse effect on our business.
We maintain insurance coverage that we believe is adequate to cover normal risks associated with the operation of our business. However, there can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be affected.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.
As a public company, we are or will be required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. If we are unable to comply with the rules and regulations or are otherwise unable to obtain necessary certifications to financial statements or other disclosures, this may materially adversely affect our reputation, lead to additional regulatory enforcement actions, and could adversely affect the value of our common shares.
Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and common share price.
As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley (“Section 404”), which will require management assessments and certifications of the effectiveness of our internal control over financial reporting, beginning with our annual report for the year ending December 31, 2016. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, under Section 404(b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations.
If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, or the listing of our common shares on the NYSE could be suspended or terminated, any of which could have a negative effect on the trading price of our common shares.
A disruption in our information technology could compromise confidential and sensitive information.
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. For any of these reasons, we may experience systems malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their cars from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.
Risks Related to our Common Shares

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.
The market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to sell your common shares at or above your purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares, include:

•	variations in our operating results, or failure to meet the market’s earnings expectations;

•	publication of research reports about us or the automotive industry, or the failure of securities analysts to cover our common shares;

•	departures of any members of our management team or additions or departures of other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•
changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the automotive industry generally, or particularly scandals relating to the industry, specifically;

•	litigation and governmental investigations; and

•	general market and economic conditions.

The loyalty voting program may affect the liquidity of our common shares and reduce our common share price.
The implementation of our loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of our common shares. The loyalty voting program was intended to reward our shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, if common shares participating in the loyalty voting program are sold they must be deregistered from the loyalty register and any corresponding special voting shares transferred to us for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in our loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in our common shares and adversely affect their trading price.
The interests of our largest shareholders may differ from the interests of other shareholders.
Exor S.p.A. is our largest shareholder, holding approximately 23.5 percent of our common shares and approximately 33.4 percent of our voting power. Therefore, Exor will have a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. In addition, Piero Ferrari, the Vice Chairman of Ferrari, holds 10 percent of our common shares and approximately 15.4% of voting interest in us. As a result, he will also have influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders' Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.
We may have potential conflicts of interest with FCA and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and FCA, our former largest shareholder prior to the Separation, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. Even after the Separation overlaps remain among the directors and officers of us and FCA. For example, Mr. Sergio Marchionne, our Chairman, is the Chief Executive Officer of FCA and Mr. Marchionne and certain of our other directors and officers may also be directors or officers of FCA or Exor, our and FCA’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 23.5 percent of our common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29 percent of the common shares and 44 percent of the voting power in FCA. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the FCA group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. Exor has a voting interest in Ferrari of approximately 33.4 percent. Piero Ferrari holds 10 percent of our common shares and, as a result of the loyalty voting mechanism, has approximately 15.4 percent of the voting power in our shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7. Major Shareholders and Related Party Transactions—Shareholders' Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”
We are a Dutch public company with limited liability, and our shareholders may have rights different to those of shareholders of companies organized in the United States.
The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the United States. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.
We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the United States.
As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
Our ability to pay dividends on our common shares may be limited and the level of future dividends is subject to change.
Our current dividend policy is set forth in “Item 5. Financial Information - Dividend policy”. Our payment of dividends on our common shares in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time it recommends approval of the dividend. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. In addition, under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares.
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges.
Shortly following the completion of the Separation, we listed our common shares on the Mercato Telematico Azionario (“MTA”). The dual listing of our common shares may split trading between the NYSE and the MTA, adversely affect the liquidity of the shares and the development of an active trading market for our common shares in one or both markets and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.

It may be difficult to enforce U.S. judgments against us.
We are organized under the laws of the Netherlands, and a substantial portion of our assets are outside of the United States. Most of our directors and senior management and our independent auditors are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.
Because we are a recently formed company with a limited separate operating history we need to create separate administrative and governance functions.
Because we are a recently formed company we have not been required to maintain many of the administrative functions attendant to a listed company of our size. These include public company financial reporting, internal control and audit, compliance, legal and governance functions. It may take some time for us to employ the persons necessary to staff these administrative functions internally, requiring us to engage external consultants or staff, which may be more expensive. Further, this is a significant increase in the amount of employees we have historically employed for administrative matters, constituting a significant new expense. As a result of this increase in administrative requirements, there may be an adverse effect on our business, operating results and financial condition.
FCA creditors may seek to hold us liable for certain FCA obligations.
One step of our Separation from FCA included a demerger from FCA of our common shares previously held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we retain any liability for obligations of FCA existing at the time of the Separation. Nevertheless, in the event that FCA fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “Item 4.A. History and Development of the Company”
Risks Related to Taxation
As a result of the demergers and the merger in connection with the Separation, we might be jointly and severally liable with FCA for certain tax liabilities arisen in the hands of FCA.
Although the Italian tax authorities confirmed in a positive advance tax ruling issued on October 9, 2015 that the demergers and the Merger that was carried out in connection with the Separation would be respected as tax-free, neutral transactions from an Italian income tax perspective, under Italian tax law we may still be held jointly and severally liable, as a result of the combined application of the rules governing the allocation of tax liabilities in case of demergers and mergers, with FCA for taxes, penalties, interest and any other tax liability arising in the actions of FCA because of violations of its tax obligations related to tax years prior to the two Demergers described in the section “Item 4.A. History and Development of the Company.”
There may be potential “Passive Foreign Investment Company” tax considerations for U.S. holders.
Shares of our stock would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder (as defined in “Item 10.E. Taxation—Material U.S. Federal Income Tax Consequences” below) if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income.” U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations. See “Item 10.E. Taxation—PFIC Considerations” for a further discussion.

The consequences of the loyalty voting program are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.
The fair market value of the special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, our special voting shares are not transferable (other than, in very limited circumstances, together with the associated common shares) and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect.
The tax treatment of the loyalty voting program is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares. See “Item 10.E. Taxation—Loyalty Voting Program” for a further discussion.

Item 4. Information on the Company
A. History and Development of the Company
Our company is named after our founder Enzo Ferrari.  An Alfa Romeo driver since 1924, Enzo Ferrari founded his own racing team, Scuderia Ferrari, in Modena in 1929 initially to race Alfa Romeo cars.  In 1939 he set up his own company, initially called Auto Avio Costruzioni.  In late 1943, Enzo Ferrari moved his headquarters from Modena to Maranello, which remains our headquarters to this day.  The Fiat group acquired a 50 percent stake in Ferrari S.p.A. in 1969, which increased to 90% in 1988, after the death of Enzo Ferrari, with the remaining 10% held by Enzo Ferrari’s son, Piero Ferrari.
We recently completed the separation of our business from FCA, through a series of transactions which we refer to as the “Separation”, as summarized below.
On October 19, 2015 we completed a restructuring intended to facilitate the initial public offering of our shares (the “IPO”) which resulted in the establishment of New Business Netherlands N.V., then renamed Ferrari N.V. (“Predecessor Ferrari”) as the holding company of the Ferrari group holding a 100 percent interest in Ferrari S.p.A. Predecessor Ferrari was originally established as a 100 percent owned subsidiary of FCA on May 24, 2013. As a result of the restructuring, immediately prior to the IPO, FCA held approximately 90% of Predecessor Ferrari common shares and special voting shares and Piero Ferrari, the son of our founder, held the remainder of Predecessor Ferrari common shares and special voting shares. As part of the restructuring, Predecessor Ferrari incurred debt in order to optimize the capital structure of Predecessor Ferrari as a public company through the issue by Predecessor Ferrari to FCA of a promissory note (the “FCA Note”).

On October 20, 2015, FCA priced an IPO of shares of Predecessor Ferrari shares representing approximately 10% of Predecessor Ferrari’s common share capital and, on October 21, 2015, such common shares started trading on the New York Stock Exchange under the ticker symbol “RACE”. Following completion of the IPO, FCA owned approximately 80% of Predecessor Ferrari common shares, Piero Ferrari held approximately 10% of Predecessor Ferrari common shares and investors in the IPO held approximately 10% of Predecessor Ferrari common shares.

On December 16, 2015, Ferrari repaid the FCA Note with the proceeds of a loan drawn under a syndicated credit facility with a group of lenders.

The remaining steps of the Separation were carried out through the following transactions, which occurred between January 1 and January 3, 2016. Through two consecutive demergers under Dutch law (the “Demergers”), the equity interests in Predecessor Ferrari previously held by FCA, corresponding to approximately 80% of Predecessor Ferrari common share capital, were transferred to holders of FCA common shares and FCA mandatory convertible securities (“MCS”). Immediately after the Demergers, Predecessor Ferrari merged with and into Ferrari, as surviving company (the “Merger”). Upon effectiveness of the Merger, Ferrari became the holding company of the Ferrari business.

Pursuant to the Separation, (i) holders of Predecessor Ferrari common shares received one Ferrari common share for each Predecessor Ferrari common share and one Ferrari special voting share for each Predecessor Ferrari special voting share held; (ii) FCA shareholders received one Ferrari common share for every 10 FCA common shares and one Ferrari special voting share for every 10 FCA special voting shares held; and (iii) holders of MCS received 0.77369 Ferrari common shares for each MCS unit (consisting of $100 in notional amount of MCS) held. Ferrari special voting shares held by FCA prior to the Demergers are no longer outstanding.

On January 4, 2016, the business day following effectiveness of the Merger, Ferrari common shares began trading on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 176 authorized dealers operating 198 points of sale.
We believe our cars are the epitome of performance, luxury and styling. We currently sell seven models, including four sports cars (488 GTB, 488 Spider, F12berlinetta and our special series F12 Tour de France, or F12tdf) and three GT cars (California T, FF and our new GTC4Lusso). The 488 GTB and the 488 Spider were launched in 2015 to replace the 458 Italia and 458 Spider, which we produced and sold in 2015 but are now discontinued. The F12tdf, unveiled in October 2015, is our latest special series and follows the 458 Speciale and 458 Speciale A, which we produced and sold in 2015 but are now discontinued. In February 2016, we unveiled the new GTC4Lusso, our latest GT car, which will replace the FF, with sales expected to begin in the second semester of 2016. We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.

In 2015, we shipped 7,664 cars, and recorded net revenues of €2,854 million, net profit of €290 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €748 million and earnings before interest and taxes (EBIT) of €444 million. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “Item 5. Operating and Financial Review—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and deliberately monitor and maintain our production volumes and delivery wait-times to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 44 percent, 34 percent, 8 percent and 14 percent of units shipped in 2015.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 25 franchised, 12 owned Ferrari stores and on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 420 million television viewers annually. Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Industry Overview
Luxury performance cars share several characteristics with other luxury goods such as quality, aesthetics, rarity, exclusivity and a high degree of non-functional associations all of which leads to significantly higher pricing as compared to mass market goods within the same category. While affected by global macroeconomic conditions, the luxury goods market is also impacted by several more specific factors, such as, in recent years, the significant economic growth and wealth creation in certain emerging economies and rising levels of affluence and demand from the emerging middle and upper classes in Asia and a general trend towards urbanization. Particularly following the 2008-2009 downturn, this has led the global luxury goods market to return to perform better than global GDP, as shown in the chart below.

Sources: Bain & Company, 2015 for Global Personal Luxury Goods Market and World Bank Data, 1995-2014 for Global GDP.
Within the luxury goods market, we define our target market for luxury performance cars as two-door cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 150,000 (including VAT). The luxury performance car market historically has followed relatively closely growth patterns in the broader luxury market. The luxury performance car market is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.
Following the sharp recession of 2008-2009, the luxury performance car market has been resilient to further economic downturns and stagnation in the broader economy, also a result of the increase of new product launches, although the luxury performance car market has not yet returned to the pre-recession levels. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are all produced by established European manufacturers.

Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants, which in turn has resulted in higher sales overall in the market.

Unlike in other segments of the broader luxury market, however, in the luxury performance car market, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement a new product is capable of creating and capturing its own demand from clients.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2015).

•
Data for the Luxury Performance Car Industry based on units registered (in USA, Brazil, Japan, Hong Kong, Taiwan, Australia, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in South Korea, Thailand, China, New Zealand, Singapore and Indonesia) in each period. Source: USA: US Maker Data Club, Brazil-ANFAVEA; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association-DataClub; Hong Kong-Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation

The luxury performance car market has not yet returned to pre-recession levels. However, as shown in the chart above, our sales in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

In 2015, our market share in the luxury performance car market was 24 percent (22.9 percent in 2014), with a 24 percent (25 percent in 2014) market share in the sports car segment and 24 percent (18.8 percent in 2014) market share in the GT segment. The chart below set forth our market shares in all geographical markets in which we operate.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2015).

•
Data for the Luxury Performance Car Industry based on units registered (in USA, Brazil, Japan, Hong Kong, Taiwan, Australia, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in South Korea, Thailand, China, New Zealand, Singapore and Indonesia) in each period. Source: USA: US Maker Data Club, Brazil-ANFAVEA; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association- DataClub; Hong Kong- Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand-Department of Land Transportation.

While we monitor our market share as an indicator of our brand appeal, we do not regard market share in the luxury performance market as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing. In recent years, we have produced a substantially constant number of cars per year in furtherance of that strategy, and, therefore, our market share has decreased as a result of the increase in overall market volumes.
Competition
Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies as well as small producers exclusively focused on luxury cars, like us. The luxury performance car market includes a sports car segment and a GT segment.

In the sports car segment our products, are the 488 GTB, 488 Spider, F12berlinetta and our latest special series, F12tdf , and our principal competitors are Lamborghini (Huracán, Aventador and Aventador SV), McLaren (650S, 675LT, 570S and 540C), Porsche (911 Turbo, Turbo S and GT3 RS), Mercedes (SL 63/65 AMG), Aston Martin (Vanquish and V12 Vantage/S) and Audi (R8 V10 and R8V10 Plus). In the GT segment our products are the California T, FF and new GTC4Lusso (which will be replacing FF in the second semester of 2016) models and our principal competitors are Rolls-Royce (Wraith), Bentley (Continantal GT/GTC, V12 and V8, Speed and S version and GT3-R), Aston Martin (DB9) and Mercedes (CL 63/65 AMG and S Coupé 63/65 AMG).
In recent years, the market has shifted somewhat with an increased focus on the GT segment and the lower priced range of the sports car market, with larger automotive groups expanding their offering of premium cars to enter the luxury performance car market.

Competition in the luxury performance car market is driven by the strength of the brand, and the appeal of the products in terms of performance, styling, novelty and innovation as well as on the manufacturers’ ability to renew its product offerings regularly in order to continue to stimulate customer demand. Larger automotive groups with a product offering in the luxury performance car market typically have larger financial resources compared to the small luxury car producers and therefore may have more flexibility in planning for product launches and capital spending over time.

Competition among similarly positioned luxury performance cars is also driven by price and total cost of ownership. We believe that the resilience of the value of our cars after a period of ownership is an important competitive factor because it decreases the total cost of ownership for our clients and promotes repeat purchases.
Sports and GT Cars
Our current product range consists of seven models, including six range models and one special series, equipped with either eight or twelve cylinder engines and divided into two classes: Sports cars and GT cars. We target end clients seeking high performance cars with distinctive design and state of the art technology. Within these parameters, we offer different models to meet our clients’ varying needs and to differentiate our line-up from that of other manufacturers’, ranging from the exceptional performance of our Sports cars to the luxury and drivability of our GT cars. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), body styles (such as coupes and spiders), and seating (2 seaters and 2+2 seaters).
Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state of the art vehicle dynamics components and controls. In our sports car class, we offer three models: two of which are equipped with mid-rear V8 engines, namely the 488 GTB (with 670 hp) which, starting from the second half of 2015, has replaced the 458 Italia, the 488 Spider (with 670 hp) which, starting from the fourth quarter of 2015, has replaced the 458 Spider; and one equipped with a front V12 engine, the F12berlinetta (with 740 hp). Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and quality of life on-board. In our GT class, we offer one model equipped with our V8 engine with 560 hp, the California T, and two models equipped with our V12 engine, the FF, with 660hp (our first all-wheel drive four seat car) and the new GTC4Lusso which will be replacing FF starting from the second semester of 2016. We also from time to time design, engineer and produce special series cars which are based on our range models but introduce novel product concepts. These cars are characterized by significant hardware and software mechanical modifications designed to enhance performance and drivability. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Our current special series model is the F12tdf, equipped with a V12 engine with 780 hp. Our 458 Speciale and the 458 Speciale Aperta special series were discontinued in 2015.
In addition to our range models and special series described above, we also continue the longstanding Ferrari tradition of limited edition supercars, very limited series (fuoriserie) and one-off cars. Our limited edition supercars, which we typically launch in seven to 10 year intervals, are the highest expression of Ferrari performance and are often the forerunners of technological innovations for the future range models, with innovative features and futuristic design. We launched our latest supercar, LaFerrari, in 2013 with a limited production run of 499 models. Our fuoriserie cars can be based on range or special series mechanical components, but are characterized by important exterior body modifications resulting in an innovative product by concept or design. These exclusive cars are linked to specific events or celebrations, such as the Sergio (named after longtime designer of Ferrari cars, Sergio Pininfarina) and the F60 America (celebrating our 60th anniversary of sales in the United States). Our one-off cars are designed to meet the varying needs of our most loyal and discerning clients. They reflect the exact design and specifications required by the clients, and are produced as a single, unique vehicle. (See “—Limited Edition Supercars, Fuoriserie and One-Offs”).

The table below sets forth our unit shipments for the years ended December 31, 2015, 2014 and 2013, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2015	%	2014	%	2013	%
EMEA
UK	740	9.7%	705	9.7%	686	9.8%
Germany	595	7.8%	616	8.5%	659	9.4%
Switzerland	340	4.4%	332	4.6%	350	5.0%
Italy	285	3.7%	243	3.3%	206	2.9%
France	274	3.6%	253	3.5%	273	3.9%
Middle East(1)	456	5.9%	521	7.2%	472	6.7%
Rest of EMEA(2)	661	8.6%	604	8.3%	663	9.5%
Total EMEA	3,351	43.7%	3,274	45.1%	3,309	47.3%
Americas(3)	2,640	34.4%	2,462	33.9%	2,382	34.0%
Greater China(4)	610	8.0%	675	9.3%	572	8.2%
Rest of APAC(5)	1,063	13.9%	844	11.6%	737	10.5%
Total	7,664	100.0%	7,255	100.0%	7,000	100.0%
______________________________

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.

(2)	Rest of EMEA includes Africa and the other European markets not separately identified.

(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.

(4)	Greater China includes China, Hong Kong and Taiwan.

(5)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

The table below sets forth our unit shipments for the years ended December 31, 2015, 2014 and 2013, with a breakdown of Sports and GT cars:

(Number of cars)	For the years ended December 31,
	2015	2014	2013
Sports
V8(1)	3,534	3,651	3,944
V12(2)	1,169	1,565	1,401
Total Sports	4,703	5,216	5,345
GT
V8	2,638	1,645	1,219
V12	323	394	436
Total GT	2,961	2,039	1,655
TOTAL	7,664	7,255	7,000
______________________________

(1)	Includes 458 Speciale and 458 Speciale A for 2015 and 2014 and 458 Speciale for 2013.

(2)	Includes LaFerrari starting from the fourth quarter of 2013.

We are also actively engaged in after sales activities driven, among other things, by the objective of preserving and extending the market value of the cars we sell. We believe our cars’ performance in terms of value preservation after a period of ownership significantly exceeds that of any other brand in the luxury car segment. High residual value is important to the primary market because clients, when purchasing our cars, take into account the expected resale value of the car in assessing the overall cost of ownership. Furthermore, a higher residual value potentially lowers the cost for the owner to switch to a new model thereby supporting client loyalty and promoting repeat purchases.
Range Models and Special Series
Our products include the range models and special series described below. Our range models currently include three sports cars, 488 GTB, 488 Spider and F12berlinetta, and three GT cars, California T, FF and GTC4Lusso.

The 488 GTB and the 488 Spider were launched in 2015 to replace the 458 Italia and 458 Spider, which we produced and sold in 2015 but are now discontinued. In February 2016, we unveiled the new GTC4Lusso, our latest GT car, which will be replacing the FF starting from the second semester of 2016.

We also offer special series cars based on our range models. These cars are characterized by significant hardware and software modifications (engine, aerodynamics, and dynamics among others), designed to enhance performance and drivability when compared to current range models. Our latest special series, unveiled in October 2015, is the F12tdf, which is based on the F12berlinetta. The special series models 458 Speciale and 458 Speciale A, were produced and sold in 2015 but are now discontinued.

All of our range and special series models feature highly customizable interior and exterior options such as forged rims, luxury leathers, seat style, panoramic roof, dashboard and steering wheel inserts (see “—Personalization Program and Tailor Made Program”).
488 GTB
The 488 GTB is a two seater berlinetta with a 670 hp mid-rear mounted V8 engine. It was launched in March 2015, 40 years after we unveiled our first ever mid-rear-engined V8 model (the 308 GTB). The model’s exterior and interior design was developed entirely by Ferrari Design Centre. Its large signature air intake scallop evokes the original 308 GTB and is divided into two sections by a splitter. Designed for track-level performance, the 488 GTB can also provide enjoyment to non-professional drivers for everyday use. Accelerating from 0-200 km/h in only 8.3 seconds, its new 3902 cc V8 turbo engine is at top of the class for power output, torque and response times. In the cabin, the seamless integration of the new satellite control clusters, angled air vents and instrument panel heightens the sense that the cockpit is completely tailored around the driver, leading to an extremely sporty yet comfortable ambiance. The 488 GTB has already collected various accolades including: Autocar (UK) – 2015 ‘Best Driver’s Car’. Sport Auto (Germany) – 2015 Best Brands Awards – “Best Coupé over €150,000” and Middle East Car of the Year (MECOTY) – ‘Best Supercar 2015’.

488 Spider
Our latest sports car, the 488 Spider, launched in September 2015, is a two seat coupe with a 670 hp mid-rear mounted V8 engine. Its retractable hard top, which saves approximately 25 kg on a soft top, unfolds and retracts in 14 seconds and can also be raised or lowered while the car is moving. If offers the full experience of sports car driving, especially on mixed and challenging surfaces, but aims to cater to those who do not need to constantly push their car to the limit on the track. Styled entirely in-house at Ferrari Design Centre and designed around the retractable hard top concept, the 488 Spider combines the prowess of the 488 GTB coupe’s mid-rear V8 with innovations in aerodynamics, including a new Ferrari-patented blown spoiler, which allows air to enter an intake at the base of the rear screen and exit via the bumper and reduces drag. The 488 Spider accelerates from 0 to 100 km/h in 3.0 seconds and from 0 to 200 km/h in 8.7 seconds and offers exceptional dynamic behavior, with close to no turbo lag and response time of just 0.8 seconds. Shipments of the first 488 Spider models started in the fourth quarter of 2015.
F12berlinetta
Launched in 2012, the F12berlinetta is equipped with a 740 hp V12 engine. Built around evolved transaxle architecture with cutting-edge components and control systems, it sets a new standard in aerodynamics and handling. Though conceived as a performance automobile, the F12berlinetta is capable of both high speed and long-distance driving. In 2013 it won the International Engine of the Year Award in both the Best Performance category and Best Engine above 4.0 liters category. The F12berlinetta is the first model launched since the creation of Ferrari’s in-house styling studio and was awarded the Compasso d’Oro (Golden Compass) award in 2014, the first Ferrari model to receive this distinction.

F12tdf

Unveiled in October 2015, the F12tdf is our latest special series sports car (based on the F12berlinetta), which pays tribute to the Tour de France, the legendary endurance road race that Ferrari dominated in the 1950s and 1960s. Designed entirely in-house at Ferrari Design Centre, the F12tdf is a two seat coupe equipped with a 6262cc 65° V12 engine with a maximum power of 780 hp (compared to the 740 hp of F12berlinetta) at 8,500 rpm. The F12tdf is the most powerful high performance Ferrari sports car ever built. Its engine’s sporty response is assured by a maximum torque of 705 Nm (up from 690 Nm) at 6,750 rpm with 80% of such force already available at 2,500 rpm. The F12tdf is equipped with a new Ferrari innovative rear-wheel steering system, known as the Virtual Short Wheelbase (or Passo Corto Virtuale), which together with other vehicle dynamic control systems guarantees the steering wheel response times and turn-in of a competition car while increasing stability at high speed. These factors combine to produce an outstanding acceleration: 0-100 km/h in 2.9 seconds and 0-200 km/h in 7.9 seconds.
California T
The California T, which followed the great success of our 2008 California model, is equipped with a 560 hp V8 turbo engine. Launched in 2014, it is the only GT car in the segment to combine a retractable hard top, rear seats and a ski passage to the spacious trunk. Its new turbocharged V8 engine comes with a variable boost management system. This makes it the only turbo engine in the world with close to no turbo lag. It also features a revised rear and interior design and a 15 percent reduction in fuel consumption compared to its predecessor. Its lines, penned by Ferrari Design Centre in collaboration with Pininfarina, were awarded the 2015 Red Dot Design Award. In January 2016, we announced the introduction of the Handling Speciale Package (“HSP”) on the California T. The HSP, designed to ensure increased performance, handling and response for a more sporty driving experience, will be presented at the Geneva Motor Show in March 2016.

FF
Launched in 2011, the FF, our first four-wheel drive model, is equipped with a 660 hp V12 engine. Among its main innovations, the FF features the patented lightweight 4RM system, which transmits torque to all four wheels, thus allowing a 50 percent saving in weight compared to a traditional four-wheel drive system and a lower center of gravity to be maintained. Part of our GT class, the Pininfarina-styled FF features an elegant two door, four seat sporting layout, and the best cabin and luggage space and occupant comfort in its class.
GTC4Lusso

Unveiled in February 2016, the GTC4Lusso is our latest four-seater four-wheel drive Grand Tourer model. Its name recalls historic Ferrari models, such as the 330GT 2+2 and the 250 GT Berlinetta Lusso, renowned for their combination of elegance and performance. The Ferrari Design-penned GTC4Lusso adds a further refinement to the shooting brake coupe style to produce a streamlined, tapered silhouette. The GTC4Lusso is equipped with a 6262cc 65° V12 engine with a maximum power of 680 hp, maximum speed of 335/Km/h and acceleration of 0-100 km/h in 3.4 seconds The Ferrari-patented integrated four wheel drive and steering system allows the driver to effortlessly handle the exceptional torque in a variety of road conditions. Production of the GTC4Lusso is expected to start in the second quarter of 2016, and shipments are expected to start in the third quarter of 2016.

Personalization Program and Tailor Made Program
All of our models feature highly customizable interior and exterior options, which together comprise our personalization catalogue. Some of these options include custom shop wheels, alternate brake caliper colors, parking cameras, magneride dual mode suspension, sport exhaust systems, different panoramic roof options, various door configurations, steering wheel inserts and state of the art custom high fidelity sound systems.
With our “Special Equipment” program, we offer clients additional customization choices for their car. Our specialists are able to guide clients in creating a very customized car through a wide catalog of special items such as different types of rare leathers, custom stitching, special paints, special carbon fiber, and personalized luggage sets designed to match the car’s interior.
The “Atelier” and “Tailor Made” programs provide two additional levels of personalization in accordance with the expectations of our clients. Both programs benefit from the Maranello factory environment that inspires clients’ special requests. In particular, in the “Tailor Made” program a dedicated Ferrari designer assists clients in selecting and applying virtually any specific design element chosen by the client. Our clients benefit from a large choice of finishes and accessories in an array of different materials (ranging from cashmere to denim), treatments and hues. To assist our clients’ choice we also offer three collections inspired by Ferrari’s own tradition: Scuderia (taking its lead from our sporting history), Classica (bringing a modern twist to the styling cues of our signature GT models) and Inedita (showcasing more experimental and innovation-led personalization).
Limited Edition Supercars, Fuoriserie and One-Offs
In line with our tradition of supercars starting with the 288GTO in 1984 through to the Enzo, which we launched in 2002, we also produce limited edition supercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuoriserie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.
LaFerrari
Launched in 2013, LaFerrari is the latest in our line of supercars. Planned for a total production run of just 499 cars, LaFerrari is our first car with hybrid technology. Alongside its powerful rear-wheel drive layout V12 engine (which generates 800 hp), the hybrid system comprises two electric motors and a special battery consisting of cells developed by the Scuderia Ferrari where the F138 KERS technology was pioneered. Because the battery generates an additional 163 hp, LaFerrari has a combined total of 963 hp. LaFerrari’s HY-KERS system is designed to achieve seamless integration and rapid communication between the V12 and electric motor, thus blending extreme performance with maximum efficiency. Thanks to the hybrid technology, LaFerrari generates almost 50 percent more horsepower than the Enzo, its predecessor, and 220 hp more than the F12, our most powerful car to date. LaFerrari is the first Ferrari road car to have been entirely styled in house by Ferrari Design Centre. It was granted the 2014 Red Dot Design Award and the Design of the Year Award at the 2014 AutoDesign Awards.

F60 America
The F60 America, a V12 open air roadster, celebrates our 60 years in the United States and is available to U.S. clients only. It combines two of our American clients’ great passions-the modified V12 engine and open-top driving. The exterior is finished in North American Racing Team livery, with special 60th anniversary prancing horse badges adorning the wheel arches. Inside, the F60America features bespoke cabin trim, with the driver’s side finished in red and the passenger side in black-a nod to our historic competition cars. We have pre-sold ten F60s. Production started in the second half of 2015 and the first car was delivered in January 2016.
One-Offs
Finally, in order to meet the varying needs of our most loyal and discerning clients, we also from time to time produce one-off models. While based on the chassis and equipped with engines of one of the current range models for registration purposes, these cars reflect the exact exterior and interior design and specifications required by the clients, and are produced as a single, unique car. One of the most iconic models to have emerged from our One-Off program are the SP12 EC and the F12 TRS, a radical two-seat roadster created on the platform of the F12berlinetta in 2014. The program is set to expand due to increasing demand.

Non-Registered Racing Cars
Based on our Sports and GT cars, we also develop and manufacture special racing cars. These cars are not registered for use on the road and may only be used on track. Clients and private teams purchase these cars for the purpose of participating in our non-competitive and competitive client events, such as Corse Clienti (see “—Client Relations”), or competing in other GT racing competitions, such as the GT2, GT3 and Grand-Am.
In 2015, we produced a total of 26 458 Challenge cars, which are reserved for owners competing in our mono-brand Ferrari Challenge championship. In 2015, we also produced a total of seven 458 GT cars aimed at drivers participating in Grand Tourism competitions worldwide. In 2015 we also started the development and production of the new 488 GT cars, shipments of which will commence at the beginning of 2016.

Since 2005, we have also operated our XX Program, a non-competitive “owner-test drivers” program organized at some of the best known race tracks in Europe, Asia and North America. Through the XX Program, we test advanced solutions and technological innovations by providing a select group of clients the opportunity to drive cars enhanced with superior power and performance characteristics. As part of this program, we have developed the FXX K, based on LaFerrari, shipments of which started in the second quarter of 2015: we shipped a total of 20 cars in 2015. Although conceived as a track-only model, the FXX K was specially styled by Ferrari Design Centre working closely with the aerodynamics engineers. The FXX K received the Red Dot “Best of the Best” Design Award in 2015, one of the most recognized design awards in the world.
Sales and After-Sales
Our commercial team, which includes 211 employees at December 31, 2015, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) Greater China (which includes The People’s Republic of China, Taiwan and Hong Kong), and (iv) Rest of APAC (which includes the rest of Asia and Oceania).
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer. At December 31, 2015, our network comprised 176 dealers operating 198 points of sale.
We do not own dealerships and, while our strategy does not contemplate owning dealerships, we retain flexibility to consider all market requirements from time to time.

We believe that our careful and strict selection of the dealers that sell our cars is a key factor for promoting the integrity and success of our brand. Our selection criteria are based on the candidates’ reputation, financial solidity and track record. We are also mindful to select dealers who are able to provide an in-store experience and to market and promote our cars in a manner intended to preserve the Ferrari brand integrity and to ensure the highest level of client satisfaction.

While dealers may hold multiple franchises, we enjoy a high degree of prominence and level of representation at each point of sale, where most of the client interface and retail experience is exclusive to Ferrari. Our network and business development team works directly with individual dealers to ensure various standards are met. All dealers must conform to our rigorous design, layout and corporate identity guidelines ensuring uniformity of the image and client interface. Through the Ferrari Academy we provide training to dealers for sales, after sales and technical activities to ensure our dealer network delivers a consistent level of market leading standards across diverse cultural environments. We train and monitor dealers intensively and we collect and observe data relating to their profitability and financial health in order to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our representatives visit dealerships regularly to measure compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances including failure to meet performance or financial standards, or failure to comply with our guidelines.
We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we provide direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).
The total number of our dealers has been relatively stable in recent years and the number of dealers as well as their geographical distribution tends to reflect closely the development or expected development of sales volumes to end clients in our various markets over time. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.
The chart below sets forth the geographic distribution of our 198 points of sale at December 31, 2015:

FERRARI
Maranello
Americas
53 POS
EMEA
94 POS
Greater China
31 POS
Rest of APAC
20 POS
U.S.A.
38 POS
Canada
5 POS
Central-South America
10 POS
North Europe
18 POS
Central Europe
22 POS
East Europe
12 POS
South West Europe
15 POS
Italy
11 POS
Middle East & Africa
16 POS
China
28 POS
Taiwan
2 POS
Hong Kong
1 POS
North East Asia
9 POS
South East Asia
5 POS
Australasia
6 POS

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.4 percent of sales, and our 15 largest dealers representing 24 percent of sales.
As part of our supply and demand management, we determine allocations based on various metrics including expected developments in the relevant market, the number of cars sold historically by the various dealers, current order book of dealers and the average waiting time of the end client in the relevant market. We have recently introduced an enhanced order reporting system which allows us to collect and monitor information regarding end client orders and assists us in production planning, production allocation and dealer management.

Parts
We supply parts for current and older models of Ferrari to our authorized dealer network.     In addition to substitution of spare parts during the life of the car, sales are driven by clients’ demand for parts to customize their cars and maximize performance, particularly after a change in ownership and to compete in the Ferrari Challenge and other client races. We also supply parts to Ferrari models currently out of production, with stocks dating back to 1995. The stock of parts for even older models is currently owned and managed by a third party which in some cases also manufactures out-of-stock parts based on our design. The sale of parts is a profitable component of our product mix and it is expected to benefit from the increase in the number of Ferrari cars in circulation.
After Sales
Dealers provide after sale services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 240 facilities worldwide. After sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.
We also sell certain cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.
While we do not have any direct involvement in pre-owned car sales, we seek to support a healthy secondary market in order to promote the value of our brand, benefit our clients and facilitate sales of new cars. Our dealers provide an inspection service for clients seeking to sell their car which involves detailed checks on the car and a certification on which the client can rely, covering, among other things, the authenticity of the car, the conformity to original technical specifications, and the state of repair. Furthermore, we offer owners of classic Ferrari cars maintenance and restoration services.
Client Relations
Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.
Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Formula 1 Activities”). We also engage in other brand-promotional activities, including participation in motor shows and other public events.
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long term relationships with our clients, which is key to our success. In 2015, approximately 59.5 percent of our new cars were sold to Ferrari owners.
By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari — from first contact, through purchasing decision process, to waiting-time management and ownership.
Client events
We organize a number of client events at Maranello and elsewhere.
Our factory in Maranello is the core of our client engagement strategy and a symbolic hub attracting clients and prospects worldwide. Upon invitation, clients and prospects can visit the factory, witness some of its workings and experience several Ferrari core values such as heritage, exclusivity and customization. At the factory, clients have the opportunity to configure their cars through our personalization and bespoke program (see “—Personalization Program and Tailor Made Program”).
Clients are also invited to celebrations and other events that we organize in various markets. Some recent examples include the celebrations of the “Year of the Horse” in China and the Finali Mondiali in Mugello, Italy, which attracted over 50,000 fans during the racing days.

Every new model launch is carefully staged and selected clients and prospects have preferential access to the new car. The new model presentation begins with the release of images providing a preliminary, often partial view of its design. Clients are then invited to a preview or world premiere. A public model presentation generally follows at motor shows where clients are provided access to the Ferrari stand. Further country and regional events follow before delivery of the first cars to dealers.
Driving events
Driving events serve the dual objective of allowing clients to experience at their best the emotion of driving a Ferrari car, and to foster client loyalty and repeat purchases by creating superior car-usage occasions. Track and sporty driving activities are mainly targeted to clients with a preference for sports models.
In addition to several track day activities, organized by local sales departments and dealers to allow clients to use their cars on ad-hoc rented tracks, Ferrari has a central department responsible for professionally organizing races and racing courses, Corse Clienti. The Corse Clienti activities take place on some of the world’s most famous race tracks, and include both competitive races, such as the Ferrari Challenge Championships, and non-competitive events, such as with XX and F1 Programme. The XX and F1 Programme is a highly selective initiative dedicated to a restricted group of clients who own non-homologated GT race cars and F1 cars previously used in the Formula 1 Championship. Ferrari Challenge and XX/Formula 1 events are sometimes accompanied by so-called Ferrari Racing Days. These events are open to non-competing clients and prospects and a wider audience, and they offer the opportunity for important client gatherings.
In addition to on-track racing, we organize various on-the-road driving events, including both proprietary formats (Ferrari Cavalcade) or with a branded presence within an established driving event. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars participate in their own regularity rally taking place shortly before the start of the classic Mille Miglia and Targa Florio races.
We see nurturing our clients’ passion for driving as a key asset for our future commercial success, particularly in markets where racing traditions are less pronounced. We offer to our prospective and existing clients interested in new Ferrari models our Esperienza Ferrari initiative, which consists of driving sessions designed to allow participants to experience the pleasure of driving a Ferrari with a team of highly qualified and skilled Ferrari instructors and technicians professionally trained in high-performance driving. In addition we also offer on-track driving courses to our clients, catering to different levels of skill and experience and teaching essential driving skills for high performance cars. In our newer markets, such as China, we also offer complimentary driving courses on track to any new car buyer.
Ferrari Classiche
Through our “Ferrari Classiche” service, we offer specialized maintenance and restoration services to owners of Ferraris older than 20 years. We use either original components and spare parts or replicas based on the original specifications and our restoration service offers our clients the opportunity to reinstate any classic Ferrari to its pristine, original conditions. Each year Ferrari Classiche carries out maintenance works on approximately 40 cars and performs approximately 10 full restorations.
Ferrari Classiche also issues certificates of authenticity to Ferrari models older than 20 years and to all Ferrari racing cars, including Formula 1 single-seaters of any age, to attest the authenticity of the cars and of their components. Each certified car undergoes a thorough technical inspection, at the Ferrari Classiche workshop in Maranello or at certain of our authorized dealers worldwide, to verify that the car’s chassis, engine, gearbox, transmission, suspension, brakes, wheels, bodywork and interior are original, or otherwise comply with, the car’s original specifications. If the inspection is successful, our committee of experts, chaired by Piero Ferrari, our Vice Chairman, grants the certification. In recent years Ferrari Classiche has on average granted approximately 400 certificates of authenticity per year.
Formula 1 Activities
Our participation in the Formula 1 world championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our Sports and GT cars. The Formula 1 world championship is the highest class for single-seat auto races, attracting the best drivers, engineers and designers. Importantly, with over 420 million television viewers in 2015 (Source: Repucom, 2015), it is the most watched annual sport series in the world.
Formula 1 cars rely on advanced technology, powerful engines and cutting edge aerodynamics, making them the most advanced racing vehicles in motorsports. Single seater Formula 1 racing cars can reach speeds of up to 360 km/h (220 mph). While Europe is the sport’s traditional base, Formula 1’s reach has expanded significantly and an increasing number of

Grand Prix are held in non-European countries, such as China, Bahrain, United Arab Emirates, Singapore, Australia, Brazil, Canada, Japan, Mexico and the United States. This provides participants in the world championship exceptional visibility on the world stage, as also evidenced by the growing volume of dedicated media to the events, including websites, blogs, magazines and other publications.

Our Scuderia Ferrari has participated in the Formula 1 world championship since its beginning in 1950, and won our first Grand Prix in 1951. Since our debut, we have participated continuously in the world championship and we are the oldest and most successful team in the history of Formula 1, with 224 Grand Prix won. On August 23, 2015, at the Spa-Francorchamps circuit in Belgium, we competed in our 900th Grand Prix race. In the 64 years of our racing history, we have won 15 drivers championships and 16 constructors championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red single-seaters including Alberto Ascari, Juan-Manuel Fangio, Niki Lauda, Gilles Villeneuve, Alain Prost and Michael Schumacher. Our main drivers for the 2015 Formula 1 world championship are Sebastian Vettel, currently in his second season with Scuderia Ferrari and winner of four of the most recent six drivers’ championship titles, and Kimi Raikkonen, who won our most recent drivers’ championship in 2007. The two drivers have won a combined 62 Grand Prix races.
Our Formula 1 racing performance has been less successful over the past several years as our most recent driver's championship and constructors' championship were in 2007 and 2008, respectively. To address this, we have recently enhanced our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. In addition to increasing our research and development activity to improve car performance, these efforts have included adding to the racing team in 2015 Sebastian Vettel, one of the most successful drivers in recent years, and Maurizio Arrivabene as team principal.
Participation in the world championship is regulated by bilateral Team Agreements entered into between Formula One World Championship Limited (FOWC), the Formula 1’s commercial rights holder, and each competing Formula 1 racing team (including Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motor sport’s governing body. The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA regulations, regulate how the cars are manufactured and the teams compete in races and include technical regulations governing aspects ranging from tyres, weight, to ignition, fueling and throttle requirements, and sporting regulations covering scoring and racing procedures. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular television broadcasting royalties and other sources, such as racetrack owners’ fees. Shares in a prize fund equal to approximately 60 percent of earnings before interest, tax, depreciation and amortization from commercial activities and broadcasting rights are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing a set of single-seaters each year and the costs associated with managing a racing team including earnings of drivers, who generally are among the most highly paid athletes in the world.
Improvements in technology and, sometimes, changes in regulation, require the design and production of a new racing car every year. Therefore, we begin designing our single-seaters each year in April in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components mounted on our cars are adjusted from race to race depending on the characteristics of the circuits.
To maximize the performance, efficiency and safety of our single-seaters, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our engines and cars. We often transfer technologies initially developed for racing to our road cars. Examples include traction control systems, gear shifting steering wheels, and the use and development of carbon fiber, which makes cars lighter and faster. Our road cars (especially our sports car models) have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focused on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery system, or KERS, technology. KERS recovers a moving vehicle’s kinetic energy while braking, storing it in a reservoir. Building on our racing team’s expertise, we developed a hybrid KERS system, for our LaFerrari road car.
The high brand visibility we achieve through success in the world championship has historically enabled us to benefit from significant sponsorships. Philip Morris International has been Scuderia Ferrari’s official sponsor for over forty years and, together with Shell (our official sponsor since 1996) and Banco Santander (our official sponsor since 2008) remain our principal official sponsors. Other official sponsors include TNT (Energy Drink), Alfa Romeo, UPS, Kaspersky lab, Weichai, Hublot and Claro. Our official suppliers include, among others, Pirelli, Puma, Oakley, IVECO, Mahle, NGK, Magneti Marelli and OMR. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to mention Ferrari in their marketing materials.
We utilize the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in the Scuderia Ferrari paddock to watch Grand Prix races, and our Formula 1 drivers participation in various promotional activities for our road cars. We often sell older single-seaters to clients for use in amateur racing.
More generally, Formula 1 Racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury space, would otherwise incur.
The Mugello Circuit
We acquired the international Mugello circuit in Scarperia, near Florence, in 1988. We have renovated its buildings, 5.2 km race track and other testing and racing facilities, making Mugello, we believe, one of the world’s finest circuits of its type, with FIA Grade 1 and FIM Grade A certifications, the highest level of homologation for a track- race.
We perform promotional activities in order to rent the Mugello circuit to event organizers who regularly host leading car and motorbike races at the circuit, including the MotoGP World Championship since 1992. Many Formula 1 constructors have also used our Mugello circuit for their development tests.
In 2011, the Mugello circuit won its fifth “Best Grand Prix” award, the highest honor given by the motor sport world for MotoGP organizers. The Mugello circuit is the only track race to have received this award five times.
Brand Activities
Ferrari is one of the world’s leading luxury brands. We engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed Ferrari stores, licensed theme park and the development of a line of products sold exclusively in our Ferrari stores and on our website www.store.ferrari.com.
Licensing and Theme Park
We enter into license agreements with a number of licensees for the design, development and production of Ferrari branded products.
We carefully select our licensees through a rigorous process and we contractually seek to ensure that our brand and intellectual property are protected and that the products which will eventually bear our brand are of adequate quality, appearance and market positioning.

The table below sets forth our current licensing mix.

Category	Principal Licensees
Accessories	o Oakley (sunglasses) o Tod’s (shoes and leather goods)
Consumer electronics	o Various
Sportswear	o Puma
Theme Parks	o Ferrari World, Abu Dhabi o Ferrariland, Port Aventura
Toys	o Bburago (play-set) o Lego (Lego toys)
Video games	o Electronic Arts o Microsoft o Sony Polyphony o Ubisoft
Watches	o Hublot (co-branded high-luxury watches) o Movado (Scuderia Ferrari Watches)
Other (including collectors' models, kid apparels, and accessories, stationary and credit cards)	o Various
A significant portion of our revenues from licensing activities consists of royalties we receive in connection with Ferrari World, our theme park in Abu Dhabi (11 percent of royalties generated by licensing activities). Ferrari World opened on Yas Island —on the North East side of Abu Dhabi’s mainland in 2010 and it is currently the only operating Ferrari theme park. Ferrari World’s iconic sleek red roof is directly inspired by the classic double curve side profile of the Ferrari GT body, spanning 200,000 square meters and carrying the largest Ferrari logo ever created. Ferrari World Abu Dhabi offers an all-around Ferrari experience to children and adults alike. The attractions include futuristic 4D rides such as the child-friendly Speed of Magic and the world’s fastest roller-coaster which reaches speeds of 240 km/h and simulates the breathtaking adrenaline rush of a Ferrari single-seater. In the G-Force experience, visitors are launched 62 meters upwards and over the roof of the Park before being pulled back to earth.
In 2014 we reached an agreement with PortAventura Entertainment S.A.U. to open Ferrari’s first European theme park at the PortAventura resort near Barcelona in Spain. PortAventura Entertainment S.A.U. has announced a planned investment of €100 million and the park is expected to open in 2017. In the long-term we aim to open one theme park in each of the main geographic areas where we operate, including North America and Asia.
Retail and E-Commerce
Through our network of Ferrari stores (franchised or directly managed), we offer a wide range of Ferrari branded products, including a line of products exclusively sold in our Ferrari stores and on our website. All Ferrari branded product we sell in our stores and on our website are either manufactured by our licensees, or directly sourced from our selected network of suppliers.
At December 31, 2015, there were a total of 37 retail Ferrari stores, including those in Maranello, Milan, Macau, New York, Las Vegas, Miami and Los Angeles (United States), Johannesburg (South Africa), Dubai and Abu Dhabi (UAE), including 25 franchised stores and 12 stores owned and operated by us.
We require all franchisees to operate Ferrari stores according to our standards. Stores are designed, decorated, furnished and stocked according to our directions and specifications.
We use multiple criteria to select our franchisees, including know-how, financial condition, sales network and market access. Generally, we require that applicants meet certain minimum working capital requirements and have the requisite business facilities and resources. We typically enter into a standard franchising agreement with our franchisees. Pursuant to this agreement, the franchisee is authorized to sell our products exclusively at a suggested retail price. In exchange, we provide them with our products, the benefit of our marketing platform and association with our corporate identity.

In recent years, our website has proved to be an increasingly valuable sales channel, with over 400.000 registered users in more than 190 countries and translations in seven languages.
Design, Development and Manufacturing
Design
The design of our cars is an essential and distinctive component of our products and our brand. Our designers, modelers and engineers work together to create car bodies that incorporate the most innovative aerodynamic solutions in the sleek and powerful lines typical of our cars. The interiors of our cars seek to balance functionality, aesthetics and comfort. Our cockpits are designed to maximize the driving experience, more sporty or more comfortable, depending on the model through an ergonomic layout of all main controls clustered on the steering wheel, and our cars’ interiors boast elegant and sophisticated trims and details. A guiding principle of our design is that each new model represents a clear departure from prior models and introduces new and distinctive aesthetic elements, delivering constant innovation within the furrow of tradition.
For the design of our cars we have relied historically on our highly successful collaboration with the Italian car design firm Pininfarina. During over 60 years of collaboration with Pininfarina, our cars have been granted several renowned design awards, including: 458 Italia (Best in Show assigned by Autoweek magazine, 2009, Car of the Year and Supercar of the Year assigned by BBC Top Gear Magazine, 2009 and “Chi È” Cars of the Year 2010), California (Best Buy and Recommended Awards 2009 assigned by Chinese magazine Auto World Magazine and Oriental Award for Best Design, 2009), Enzo (“Best in Show” 2002-Paris Motor Show 2002).

In 2010 we established the Ferrari Design Centre, our in-house design department, in order to improve our control over the design process and ensure long-term continuity of the Ferrari style. Its mission is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. All concepts and works from Ferrari Design Centre are marked with our logo “Ferrari Design” (see “—Intellectual Property”). Ferrari Design Centre handles all aspects of automotive styling for the Ferrari road cars product range, including the styling of all external bodywork and components, series production models for the GT and Sports car models, special editions, limited editions, one-off models and concept cars. Ferrari Design also includes a colour & trim team which handles the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the product marketing department. Ferrari Design is also regularly involved with the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”).

The department is organized as an integrated automotive design studio, employing a total workforce of approximately 70 people (both full-time workers and external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.

Ferrari Design Centre entirely designed our most recent cars, such as the GTC4Lusso, F12tdf, the 488 Spider, the 488 GTB, the LaFerrari and the FXX K, while it designed other current range models, such as the F12berlinetta, in collaboration with Pininfarina. Although our collaboration with Pininfarina is still active with regard to certain special models and fuoriserie, we expect that the design and development of most of our future models will be carried out primarily by our Ferrari Design Centre.
During the 5 years of activity of the Ferrari Design Centre, our cars have been granted several renowned design awards. Among the recent ones are the following:

•	FXX K: Red Dot: “Best of the Best” award for top design quality and ground-breaking design (2015).

•
F12berlinetta: “Compasso d’Oro 2014” (ADI); “Car of the Year 2014” (Robb Report); “Supercar of the Year 2013” (GQ); “Best Coupé 2013” (L’Automobile Magazine); “Design Award, 2012” (Auto Bild); “Goldenes Lenkrad 2012” (Auto Bild); “Supercar of the Year 2012” (Top Gear).

•
LaFerrari: Red Dot design award for high design quality (2015); “Design Award” (AutoScout24 -11th Internet Auto Awards); “Design of the Year 2014” (AutoDesign & Styling Awards); “Best Super Sportscar 2014” (Auto Zeitung); “2014 James May’s Car of the Year” (Top Gear); “Best Cars 2015 —Coupé Category” (Motor Presse Iberia).

•	California T: Red Dot design award for high design quality (2015); “The Most Beautiful Automobile Award 2014” (Car & Driver China); “Most Stylish Car 2014” (Schweizer Illustrierte).

•
458 Speciale: “Supercar of the Year 2013” (Top Gear —UK); “2014 Car of the Year” (Evo —UK); “James May’s Car of the Year 2013” (Top Gear —UK); “Supercar of the Year 2013” (Evo Middle East); “2014 Britain’s Best Driver’s Car” (Autocar —UK).

•	458 Speciale A: “Convertible of the Year 2014” (Top Gear UK).
Product Development
Our product development process is highly structured with the aim of allowing us to respond quickly to market demand and technological breakthroughs and to maintain our position at the top end of the market for car performance and luxury. Our technology team is comprised of approximately 590 engineers and technicians at December 31, 2015. All of our cars are designed and engineered in Italy, at our factories in Maranello and Modena (Carrozzeria Scaglietti).
Our product development includes innovation programs, components programs and car programs, with regular management reviews and detailed cycle milestones. Our components programs are intended to ensure technological innovation and support the development of future models rather than to create an “off the shelf” catalog of available components.
All our cars are designed and manufactured based on two highly modular architectures incorporating front and mid-rear engines respectively. This allows for flexible manufacturing at low volumes and easy adaptation to different models with limited additional investment. Our architectures utilize a number of common structures, reducing tooling investment for new model production. When developing a new platform, we focus on innovation, leveraging on our collaboration with the select research centers and universities, and flexibility, allowing us to respond efficiently to potentially varied market demand. The flexibility of our platforms enables us to introduce our highly innovative contents on a wide range of models while, at the same time, reducing the fixed costs connected to the use of multiple platforms.
Consistent with our mission to develop cutting edge sports and GT cars, our product development efforts continually focus on improving core components, such as the powertrain, car dynamics, and the use of materials such as special aluminum alloys and carbon fiber (see “—Design, Development and Manufacturing—Production Process”).
The expertise we acquired in these fields has recently guided our efforts to combine improved performance with reductions in CO2 emissions. In recent years, calls for CO2 emissions reductions have come from regulatory initiatives as well as market demand. LaFerrari is an example of such efforts, and we believe it shows our ability to apply our core mechanical know-how to new and expanding fields such as hybrid technology.
The design and development process for a new model currently takes approximately 40 months, depending on the modifications (approximately 33 months for M models), measured from the beginning of the development project to the start of production. We believe this fast development is made possible by our dedicated and concentrated development team as well as by the clarity and focus of the product marketing objectives. Our product marketing team is integrally involved in the entire development process, beginning with the initial product brief and, thereafter, through systematic interaction.
The cadence of production launches is designed to maintain our product portfolio’s leading position in the industry segment and optimize the length of the model lifecycle relative to demand, while limiting research and development spend to maximize its productivity.
Generally, we plan for a four to five year life cycle for our range models. After four to five years, we typically launch a “modified” or “M” model based on the same platform but featuring significant aesthetic updates and technological improvements. This is, for example, the case of the California T, launched in 2014, which replaced and updated the earlier California, featuring new sheet-metal, new interior, a revised chassis and a new turbocharged powertrain. Typically, four years after the launch of the M-model, we start production of an entirely new model based on an completely new or overhauled platform. Therefore, the cumulative life cycle of each of our models is approximately eight to nine years, and typically we have launched one new model every year while keeping four or more range models in production at any time. The actual life cycles of our models vary depending on various factors including market response. Special series have different, typically shorter, lifecycles. We usually utilize additional platforms for production of our supercars, such as LaFerrari.
We also run specific programs for our most critical components, independently from the development of new car models. This is the case of our engines, which we manufacture according to cycle milestones not necessarily connected with the release of a new car model. Since 2011, we have also been producing the new F160 3.0-litre V6 Turbo engine exclusively for Maserati. In 2015, we produced approximately 21,500 F160 engines for Maserati. (See “—Manufacturing of Engines for Maserati”). Many of our components, such as those relating to transmission, power steering, navigation systems and the instrument cluster, are co-designed by us and our suppliers based on our specifications.
Our research and development operations constantly focus on innovating our cars’ concept and package, on powertrains design, car architecture and components development. (See “—Research and Development”).
Procurement
We source a variety of components (including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic, plastic components as well as castings and tires), raw materials (aluminum, and precious metals including palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers.
Our focus on excellence, in terms of luxury and performance, require us to select suppliers and partners that are able to meet our high standards. For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners.” We currently rely on 14 key strategic innovation partners, including GETRAG and Brembo for the supply of transmissions and brakes respectively. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.
For the year ended December 31, 2015, the purchases from our five largest suppliers by value accounted for approximately 25 percent of total procurement costs, and no supplier accounted for more than ten percent of our total procurement costs.

We recognize the contribution of our suppliers to our success through various initiatives, including Podio Ferrari and Key Innovation Partners, events devoted to Ferrari’s suppliers who displayed particular excellence or innovative flair.

Production Process
Our production facilities are located in Maranello and in Modena, Italy (see “Item 4.D. Properties, Plant, and Equipment”). Our production processes include supply chain management, production and distribution logistics.
Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs —over 40,000 product identifier codes sourced from approximately 1,000 total suppliers —entailing a complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello, and its management is outsourced to the logistics company Kuehne & Nagel.
Most of the manufacturing process takes place in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly, and bench testing; at our second plant in Modena (Carrozzeria Scaglietti) we manufacture our cars’ aluminum bodyworks and chassis. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Procurement”).
In recent years we have made significant investments in our manufacturing facilities, and between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt. We plan our investment activities based on an estimated plant useful life of approximately 20 years. Equipment, on the other hand, may require substantial investment with the introduction of new models, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly.
At December 31, 2015, our production processes employed over 1,250 engineers, technicians and other personnel (approximately 1,150 engineering and production employees and approximately 100 white collar employees). Furthermore, in 2015 we employed additional 232 temporary engineers and production employees. We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts or, to address special peaks in demand, temporary employees. Production could be increased even further with the introduction of a second shift on car assembly lines compared to the single shift currently operated. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. Since start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine then goes to the test benches where its power and torque output are measured to ensure it delivers the expected performance. In 2015 we produced an average of approximately 147 engines per day, including approximately seven V12, 43 V8 (including two V8 turbo and 13 V8 aspirated for Maserati) and 97 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Chassis and Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells and chassis at our panel shop Carrozzeria Scaglietti in Modena. The main components of body-shells and chassis are not manufactured internally but are sourced from manufacturers such as Officine Meccaniche Rezzatesi for chassis and Fontana Group for bodies. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 cars. We carefully check the alignment of the various parts —most importantly the engine cover and the wings —with electronic templates and gauges. Our highly trained specialists also perform surface controls to the aluminum panels and work any imperfections on it by either filing or panel beating.
Painting
Our paint shop was inaugurated in 2004 with what we believe to be state-of-the-art technology. When transferred to our paint shop, all body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural anti-electrostatic properties) to clean off any dirt particles or impurities. The bodies are then mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. Painting is automated for the larger surfaces, while it is done by hand for some other localized areas. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish.
Assembly Line and Final Checks
The final assembly of our cars takes place in our new body-shop built in 2008. Assembly of our eight and 12 cylinder cars are carried out separately. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency.
Personalization and Road Tests
The final stage of our car production is the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Personalization Program and Tailor Made Program”). After the personalization phase, every car completes a 40-kilometer road test-drive.
Finishing and Cleaning
After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.
Manufacturing of Engines for Maserati
We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte (turbo engines), the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production Process”). In 2015, we sold approximately 379 V8 turbo engines and approximately 2,921 V8 aspirated engines to Maserati. In 2011 we began producing a family of engines exclusively for Maserati, namely the F160 3.0-litre V6 Turbo engines, in much larger production volumes. Our arrangement with Maserati is currently governed by a framework agreement entered into in December 2014. Pursuant to this agreement, the initial production run consists of up to 178,000 engines in aggregate through 2020. Based on our discussions with Maserati, we expect the production run to increase to up to 260,000 engines in aggregate through 2023 to cater to Maserati’s planned expanded model range and sales. Volumes and pricing are adjusted from time to time to reflect Maserati’s changing requirements. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2015, we sold approximately 21,500 V6 engines to Maserati in four different versions, ranging from 330 hp to 410 hp.
In order to meet the V6 volumes and specifications requirements, we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 and V8 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of V6 F160 engines also differs from the one applicable to Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Procurement”) and then assembled in Maranello on our highly automatized V6 assembly line.
From the sale of engines to Maserati, we recorded net revenues of approximately €177 million in 2015.
Financial Services
We offer retail client financing for the purchase of our cars through Ferrari Financial Services S.p.A. (“FFS”). FFS, together with its subsidiaries, operates in our major markets, including UK, Germany and the United States. We also offer dealer financing through FFS in the United States. Until December 2014 we offered dealer financing in UK, Germany, Belgium and Switzerland and until May 2015 in Japan.
Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both new and recurrent) interested in purchasing a wide range of cars, from our current product range of Sports and GT Cars, to older pre-owned models, to classic models, special series and competition cars, including retired Formula 1 single-seaters. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.

In December 2014, we entered into a partnership with FGA Capital S.p.A. (now FCA Bank S.p.A. or FCAB), a 50/50 joint venture between FCA Italy S.p.A. and Crédit Agricole Consumer Finance S.A. FCAB operates in 16 European countries and we believe that our partnership with FCAB will enable us to extend the reach of our dealer and retail financing services to a larger number of markets in which we operate. Our relationship with FCAB is not expected to change following the Separation.
In May 2015, we entered into a partnership with JACCS Co., Ltd to promote sales volume growth in the Japanese market with a full scale customer and dealer finance arrangement.
In light of our recent partnership with FCAB and JACCS Co., Ltd, and also due to recent changes to the banking and financial laws in Italy, we requested and obtained the cancellation of FFS from the list of regulated financial intermediaries. We are working on expanding our partnerships in additional markets.

At December 31, 2015, FFS’s portfolio of financial receivables was €1,171 million in aggregate, including €668 million in the Americas (57 percent of total) and €503 million in EMEA (43 percent of total).

Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars.
Our research and development center is in Maranello and, at December 31, 2015, included approximately 320 employees who are part of our broader technology team. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering.

We capitalized development costs of €154 million in 2015, €145 million in 2014, and €93 million in 2013.
Research and development costs expensed during each period mainly include the research and development incurred for the Formula 1 racing activities to support the development of the sports and GT car models and prototypes, which are expensed as incurred. The following table summarizes our research and development expenditures in the years ended December 31, 2015, 2014 and 2013:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Amortization of capitalized development costs	114,856	125,497	120,444
Research and development costs expensed during the period	446,726	415,336	358,850
Total research and development costs	561,582	540,833	479,294

We transfer technologies developed by our racing team to our Sports and GT models across all core vehicle development areas, such as aerodynamics, powertrain, and car dynamics. To that end, we also transfer research and development personnel between the Formula 1 team and the sports and GT cars team, and the two teams regularly join forces for ad-hoc projects in areas such as combustion engine, new materials or computational fluid dynamics for aerodynamic performance.

Vehicle Concept
Achieving the most efficient combination of lightweight materials and optimal weight distribution gives our cars their superior longitudinal and lateral driving dynamics. We employ a range of technologies to reduce car weight. For our range models we are currently developing an aluminum lightweight chassis and body, which is lighter than a carbon fiber chassis. For LaFerrari we are currently using state of the art carbon fiber technologies, which we developed in conjunction with our Formula 1 research and development team. We are currently developing a new architecture, aimed at further reducing car weight and increasing performance, and thus improving stiffness and reducing noise, vibration and harshness (NVH), among other things.

Powertrain
The powertrain is a core area of our research and development. As with other research and development areas, powertrain research benefits from a constant exchange between the Formula 1 team and designers of our Sports and GT cars.
Engines

Our V12 engines’ output ranges from 660 hp (in the FF), to 780 hp (in the F12tdf), and up to 800 hp (in the LaFerrari). This range highlights our versatility in developing V12 aspirated engines, as there are no other carmakers which currently boast such specific high power ratios. With the new California T and the 488 GTB, we transitioned from aspirated V8 engines to turbo charged engines. This allowed us to increase specific engine power more than 20 percent, while reducing emissions by up to eight percent. All Ferrari turbo engines are designed to have the same throttle response delivered by a naturally aspirated car. To achieve this goal we are investing in cutting edge turbo charging technologies (such as aluminum-titanium-alloys and ball bearings), with our strategic partner IHI.
To further improve efficiency with respect to emissions and performance we continuously improve on our engines, researching new materials with higher specifications for friction, thermal and mechanical stress. We are also investing in technologies that improve the combustion process, with research focusing on high pressure injection and tumble flaps.
Transmissions

Our 7-shift double clutch gearbox is a core element of Ferrari powertrains. The architecture of the gearbox, combined with the shifting technologies developed by Ferrari, allow for one of the fastest and most performance orientated shifts on the market. The 488 GTB demonstrates the potential of this gearbox, reaching the 4th gear limiter in full acceleration in six seconds.
Vehicle dynamics
Suspension, braking systems and tires are key elements of vehicle dynamics. Our vehicle suspensions allow for a very rigid and direct force transmission which increases the response of the car, and we combine those with magnetorheological ride dampers. We continuously collaborate with our strategic partners in our effort to increase damper dynamics.
All Ferraris are equipped with carbon ceramic brakes, renowned for superior breaking performance. With the 458 Speciale we introduced a new generation of carbon ceramic brakes with even higher breaking performance and reduced weight. We plan on equipping future vehicles with these brakes.
Aerodynamics
We are constantly seeking to improve the aerodynamics of our models, working specifically on drag resistance and downforce. The new 488 GTB has an aerodynamic efficiency of 1.67 due to its specially designed front and its rear spoiler. We also use passive and active spoiler systems. Thanks to our collaboration with the racing team, who assist with calculations and testing, we believe we are able to develop innovative solutions in shorter timeframes.

Hybrid technology
With LaFerrari we developed not only a supercar with cutting edge engine performance and driving dynamics, but also a highly sophisticated hybrid car. In conjunction with our partner Magneti Marelli, we developed a compact electric power unit (120KW) and DC/DC charger. The battery (120KW/2,3KWH) was developed in conjunction with our Formula 1 team, who has extensive know-how in high performance powertrains.
The LaFerrari project greatly expanded our knowledge of powertrain electrification (and its implications on performance and efficiency). We actively work to improve performance and efficiency of electric powertrains and to extend the range of electric components in our cars (e.g. electric power steering).
Intellectual Property
We own a number of design and utility patents and registered designs. We expect the number to grow as we continue to pursue technological innovations and to develop our design and brand activities.

We file patent applications in Europe, and around the world (including in the United States) to protect technology and improvements considered important to our business. No single patent is material to our business as a whole.
We also own a number of registered trademarks, designs and patents, including approximately 430 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we filed a total of 4,789 registrations in 129 countries, in most of the main classes for goods and services:
•“Ferrari” (word)
•“Ferrari” logotype:

•the “Prancing Horse” (figurative):
•the trademark (figurative):

•the racing shield (figurative):

•	Scuderia Ferrari (word and figurative):
Our Sports and GT car models and Formula 1 single-seater models are also registered as trademarks (and logotypes) and we also register their designs and domain names.
The protection of intellectual property is also increasingly important in connection with our design and brand activities. Therefore, we adopt and follow internal processes and procedures to ensure both that all necessary protection is given to our intellectual property rights and that no third party rights are infringed by us. In addition, we are particularly active in seeking to limit any counterfeiting activities regarding our Ferrari branded products around the world. To reach this goal we closely monitor trademark applications and domain names worldwide, actively interact with national and local authorities and customs and avail ourselves of a network of experienced outside counsels.

Regulatory Matters
We manufacture and sell our cars around the world and our operations are therefore subject to a variety of laws and regulations relating to environmental, health and safety and other matters. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities and operations, setting strict requirements on emissions, treatment and disposal of waste, water and hazardous materials and prohibitions on environmental contamination. Our vehicles, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). However, we currently benefit from certain regulatory exemptions, because we qualify as a SVM or similar designation in most of the jurisdictions where we sell cars (including the United States). As outlined below, these exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements.
We are in substantial compliance with the relevant regulatory requirements affecting our facilities and products around the world. We constantly monitor such requirements and adjust our operations as necessary to remain in compliance.
Greenhouse gas/CO2/fuel economy legislation
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars to 130 grams of CO2 per kilometer. This target, implemented gradually between 2012 and 2015, calls for 65 percent of the manufacturer’s newly registered cars to comply with the 130 grams limit in 2012, rising to 75 percent in 2013, 80 percent in 2014, and 100 percent from 2015 onwards.

Due to our SVM status we benefit from a derogation from the 130 grams per kilometer emissions requirement available to small volume and niche manufacturers. Pursuant to that derogation, we are instead required to meet yearly CO2 emissions targets, beginning in 2012, reaching a target level of 290 grams per kilometer in 2016 for our fleet of EU-registered vehicles that year. Ferrari has recently introduced two models featuring smaller engines which are expected to contribute to our efforts to meet the target.
In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. Therefore, in December 2015, we submitted our proposed CO2 emissions target for the 2017-2021 period to the E.U. Commission for approval.
In the United States, both Corporate Average Fuel Economy (CAFE) standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars. Because the control of fuel economy is closely correlated with the control of GHG emissions, the United States Environmental Protection Agency (EPA) and the National Highway Traffic Safety Administration (NHTSA) have sought to harmonize fuel economy regulations with the regulation of GHG vehicle emissions (primarily CO2). These agencies have set the federal standards for passenger cars and light trucks to meet an estimated combined average fuel economy (CAFE) level that is equivalent to 35.5 miles per U.S. gallon for 2016 model year vehicles (250 grams CO2 per mile). In August 2012, these agencies extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon.
However, for model years 2017-2025, the EPA allows a SVM, defined as manufacturers with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. Based on our operational independence from FCA, the EPA has granted us SVM status. We have therefore petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities. We expect to receive feedback on this proposal by mid 2016.
We intend to petition NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles globally, in order to be eligible for alternate CAFE standards, as permitted under the CAFE program. If our petition qualifying for alternate CAFE standards is successful, NHTSA will determine the appropriate level of CAFE applicable to us for future model years.
In February 2010, the California Air Resources Board (CARB) enacted regulations that deem manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the CARB extended these rules to include model years 2017-2025.
While Europe and the United States lead the implementation of these emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards beginning in 2016.
Exhaust and evaporative emissions requirements
In 2007, the European Union adopted the latest in a series of more-stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars.
In April 2014, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. Beginning in 2017, the emission standards will be phased in and the requirement on fuel producers to reduce sulfur in gasoline will be effective. The new standards are intended to harmonize with California’s standards for 2015-2025 model years (so called “LEV3”) and will be implemented over the same timeframe as the U.S. federal CAFE and greenhouse gas emissions standards for cars and light trucks described above. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program.
In addition, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation (ZEV). The ZEV regulation requires manufacturers to increase their sales of zero emissions vehicles year on year, up to an industry average of approximately 15 percent of vehicles sold in the state by 2025. Because we currently sell fewer than 4,500 units in California, we are exempt from these requirements.
Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).
To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.
Vehicle safety
Vehicles sold in Europe are subject to vehicle safety regulations established by the E.U. or by individual Member States. In 2009, the E.U. established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the E.U. now requires new model cars from 2011 on to have electronic stability control systems and tire pressure monitoring systems (beginning in 2012). Also introduced were regulations on low-rolling resistance tires. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category.
Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the consumer. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in.These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). Because of our status as SVM, Ferrari is required to be compliant at the end of the phase-in period. Under the Transportation Recall Enhancement, Accountability, and Documentation Act (TREAD), we must log certain information, including incidents involving death or injury, with NHTSA. In 2014 we paid a $3.5 million civil penalty to NHTSA for reporting failures related to the period 2011-2014 and for failure to comply with early warning reporting requirements in connection with three fatalities. We have upgraded our procedures for compliance.
On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect.
In December 2015 we issued two safety calls reports with NHTSA, after learning that certain low pressure fuel lines manufactured and supplied by Dytech — Dynamic Flued Technologies S.p.A. were defective. The recall impacts 185 California T vehicles and 119 488GTB vehicles sold in the United States and 65 California T Vehicles and 199 488GTB vehicles sold in other regions. The defect was due to an improper coating treatment made by the supplier Dytech on the metallic part of the fuel pipe where it connects to the fuel pump. The replacement component has been produced with the proper coating. We have implemented a separate recall on each model to remedy this safety defect.
NHTSA recently published guidelines for driver distraction, and the associated compliance costs may be substantial. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, is likely to be difficult and/or costly. We are in the process of evaluating these guidelines and determining what steps, if any, we will need to take to comply with the new requirements.

C. Organizational Structure
Subsidiaries
The following table sets forth a list of the subsidiaries that are directly or indirectly controlled by Ferrari.
For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2015.
Subsidiaries at December 31, 2015:

Name	Country	Nature of business	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%
Ferrari North Europe L.t.d.	UK	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services S.p.A.	Italy	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Financial Services A.G. (1)	Germany	Financial services	100%	—%
Ferrari Financial Services Inc. (1)	USA	Financial services	100%	—%
Ferrari Financial Services Japan KK (1)	Japan	Financial services	100%	—%
410, Park Display Inc. (2)	USA	Company holding real estate	100%	—%
______________________________

(1)	Shareholding held by Ferrari Financial Services S.p.A.

(2)	Shareholding held by Ferrari North America Inc.
D. Property, Plant and Equipment
Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 630 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our Sports and GT cars, as well as of our Formula 1 single-seaters. (See “Item 4.B. Business Overview—Design, Development and Manufacturing—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.
Between 2003 and 2008 most of the buildings in Maranello, including the paint shop building and the production building, were either rebuilt or renovated. In 2015 we have completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD.

Adjacent to the plant is our approximately 3,000 meter Fiorano track, built in 1972 and remodeled in 1996. The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.
We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers (see “Item 4.B. Business Overview—Formula 1 Activities—The Mugello Circuit”).
We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks and chassis for our regular range, special series and prototype cars.
The total carrying value of our property, plant and equipment at December 31, 2015 was €626,130 thousand.
Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
The following discussion of our financial condition and results of operations should be read together with the information included under "Item 3.A. Selected Financial Data," "Item 4. Information on the Company" and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements" and the "Item 3.D. Risk Factors." Actual results may differ materially from those contained in any forward-looking statements.
Overview
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes luxury, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 176 authorized dealers operating 198 points of sale.
We believe our cars are the epitome of performance, luxury and styling. We currently sell seven models, including four sports cars (488 GTB, 488 Spider, F12berlinetta and our special series F12 Tour de France, or F12tdf) and three GT cars (California T, FF and our new GTC4Lusso). The 488 GTB and the 488 Spider were launched in 2015 to replace the 458 Italia and 458 Spider, which we produced and sold in 2015 but are now discontinued. The F12tdf, launched in November 2015, is our latest special series and follows the 458 Speciale and 458 Speciale A, which we produced and sold in 2015 but are now discontinued. In February 2016, we unveiled the new GTC4Lusso, our latest GT car, which will replace the FF, with sales expected to begin in the second semester of 2016. We also produce a limited edition supercar, LaFerrari, and very limited editions series (Fuoriserie) and one-off cars.
In 2015, we shipped 7,664 cars, and recorded net revenues of €2,854 million, net profit of €290 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €748 million and earnings before interest and taxes (EBIT) of €444 million. For additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of Adjusted EBITDA to net profit, see “—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA” below.

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and deliberately monitor and maintain our production volumes and delivery wait-times to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 44 percent, 34 percent, 8 percent and 14 percent of units shipped in 2015.
We license the Ferrari brand to a select number of producers and retailers of luxury and lifestyle goods, and we sell Ferrari-branded merchandise through a network of 25 franchised and 12 owned Ferrari stores and on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.
We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 420 million television viewers annually. Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.
Trends, Uncertainties and Opportunities
Shipments. Our results of operations depend on the achievement of shipment targets established in our budgets and business plans. One of the performance indicators we monitor is shipment volumes, which represent the number of cars we ship to third parties in a given period and which drive net revenues. We recognize revenues from car shipments once it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to our dealers, the sales price is agreed or determinable and collectability is reasonably assured; this generally corresponds to the date on which the cars are released to the carrier responsible for transporting them to dealers.
In general, our shipments do not vary based on changes in demand. Rather, we tend to ship based on volume targets established under our low volume strategy. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate to respond appropriately to relative levels of demand while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted our products’ sense of exclusivity; accordingly we monitor and manage such waiting lists to maintain such exclusivity while ensuring that we do not jeopardize client satisfaction.
In May 2013, we announced our decision to limit the number of cars sold, to approximately 7,000 per year in order to maintain a reputation of exclusivity among purchasers of our cars. In 2014 and 2015 we continued our low volume strategy, while responding to growing demand in emerging markets and from demographic changes as the size and spending capacity of our target clients grew, gradually increasing shipments to 7,664 units in 2015. Our strategic business plan reflects a continuation of this strategy with shipments increasing to approximately 9,000 units per year by 2019.
The following table sets forth our shipments by geographic location:

(Number of cars and % of total cars)	For the years ended December 31,
	2015	%	2014	%	2013	%
EMEA
UK	740	9.7%	705	9.7%	686	9.8%
Germany	595	7.8%	616	8.5%	659	9.4%
Switzerland	340	4.4%	332	4.6%	350	5.0%
Italy	285	3.7%	243	3.3%	206	2.9%
France	274	3.6%	253	3.5%	273	3.9%
Middle East(1)	456	5.9%	521	7.2%	472	6.7%
Rest of EMEA(2)	661	8.6%	604	8.3%	663	9.5%
Total EMEA	3,351	43.7%	3,274	45.1%	3,309	47.3%
Americas(3)	2,640	34.4%	2,462	33.9%	2,382	34.0%
Greater China(4)	610	8.0%	675	9.3%	572	8.2%
Rest of APAC(5)	1,063	13.9%	844	11.6%	737	10.5%
Total	7,664	100.0%	7,255	100.0%	7,000	100.0%
______________________________
(1)Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)Rest of EMEA includes Africa and the other European markets not separately identified.
(3)Americas includes the Unites States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)Greater China includes China, Hong Kong and Taiwan.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.
We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets in Asia, particularly China and the Middle East. For example, in 1993, 90 percent of our cars were sold in Italy, Germany and the United States; those markets now represent less than half of our unit shipments. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets.
Research, Development and Product Lifecycle. The design and development process for a new model currently takes approximately 40 months (approximately 33 months for modified, or “M” versions of existing models, depending on the modifications), measured from the beginning of the development project to the start of production. The first stage of the product development phase is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for developments for car project production and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.
We also incur research and development expenses in connection with Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing car, we seek to transfer these components and technologies, where appropriate, for use in our new models. Technological developments and changes in the regulations of the Formula 1 World Championship lead us to design, develop and construct a new racing car each year. Such costs are expensed in the income statement as incurred and classified as research and development costs. Research and development costs for Formula 1 activities can vary from year to year, often significantly, and may be difficult to predict because they are subject, among other things, to changes in race regulations and the need to respond to our car’s performance relative to other racing teams.
For the year ended December 31, 2015, we capitalized development costs of €154 million and recognized amortization of capitalized development costs of €115 million (compared to €145 million and €125 million, respectively, for the year ended December 31, 2014, and €93 million and €120 million, respectively, for the year ended December 31, 2013).
For the year ended December 31, 2015, we expensed research and development costs of €447 million (€415 million for 2014 and €359 million for 2013).
Our results of operations are dependent on the comparative success of our product offering from period to period. Our models typically have a lifecycle of four to five years. After the fourth or fifth year, a significantly modified version is released. While the modified version may be based on the same platform as its predecessor, the increased technological content of the car, new design and other novel features lead us to consider the model as a new car. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, electronic and mechanical components. Of the 2015 research and development costs, excluding Formula 1 activities, that were not eligible for capitalization, and as such were expensed, €16 million related to the research on components (€20 million for 2014 and €20 million for 2013). In 2015, we capitalized development costs relating to components of €18 million (€15 million for 2014 and nil for 2013). Our new and modified models generally include new technology content, part of which is related to the output from the component research and development efforts. Our continued focus on component development has the objective of reducing the costs to develop new and modified models.
Demand for our cars tends to be highest in the first year or two from a car’s launch, while in the latter two years demand is generally lower as our clients tend to focus on more recently introduced cars. We believe that our relatively short and predictable lifecycle supports both new car sales and the value of existing models both in the primary and resale markets. We also believe that this lifecycle ensures that our products remain responsive to the expectations of our clients. With the exception of the years in which we renew our product range, our research and development expenditure (excluding Formula 1 research and development) does not normally fluctuate significantly from period to period. As a result of our strategy to update our product range, research and development expenditure peaked in 2015 and we expect to peak again in any future years in which we have a relatively significant number of renewals of the product range.
Car Profitability. The relative profitability of the cars we sell tends to vary depending on a number of factors including engine size, exclusivity of the offering, content of the car and the geographic market in which it is sold. Our products equipped with V12 engines have historically commanded a higher price, and have therefore been more profitable than those equipped with the V8 engine. At December 31, 2015 our V12 product offering included the LaFerrari, the F12berlinetta, the F12tdf and the FF, and our V8 product offering included the 488 GTB, the 488 Spider and the California T. During the periods discussed below we also produced the 458 Italia, the 458 Spider, the 458 Speciale and the 458 Speciale A, which are now discontinued.
Our total shipments (excluding shipments of the LaFerrari and the FXX K, a special racing car that may only be used on race track, deliveries of which started in the second quarter of 2015) represented by V12 models decreased from 26.0 percent in 2013 to 24.3 percent in 2014, primarily driven by an increase in V8 model shipments, then decreased to 16.3 percent in 2015, primarily driven by a decrease in shipments of the FF and the F12berlinetta, which are nearing the end of their product lifecycles. Our recent trend towards a relatively higher proportion of shipments of V8 model sales as compared to V12 models is expected to continue over the next few years based on our current and expected product offerings and anticipated growth plans, and is consistent with industry trends toward cars with smaller displacement and more fuel efficient engines, even among high performance cars.
The exclusivity of a particular product offering is also a relevant factor in its profitability. For example, in November 2013, we launched the LaFerrari, our latest limited edition supercar, which was planned for a total production run of only 499 units. In light of the exclusivity of the offering, along with the “supercar” advanced technological and design content, LaFerrari has a sales price in excess of €1 million, which is much higher than other models in the Ferrari product range. Therefore, our 2014 and 2015 net revenues have benefited significantly from shipments of the LaFerrari. We expect to complete the shipments of the LaFerrari in early 2016. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models (which include Sports and GT models, V8 and V12 models and represent the core of our product offering) and special series cars. Similarly, our limited edition cars which we launch from time to time are typically sold at a significantly higher price point than our range models and therefore they benefit our results in the periods in which they are sold.
We seek to increase over time the average price point of our range models and special series by continually improving performance, technology and other features, and by leveraging the scarcity value resulting from our low volume strategy. Furthermore, the content of the cars we sell can be customized through our interior and exterior personalization program, which can be further enhanced through bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate a margin on each additional option selected by the client.
Maserati Engine Volumes. In 2011, we began producing a new family of V6 engines for Maserati for use in their cars. In order to meet our obligations under our agreement with Maserati, we constructed a new production line dedicated to the Maserati V6 engine, which was funded by Maserati.
Net revenues generated from the Maserati engine volumes depend on the orders received from Maserati, which in turn depends on Maserati production volumes. Net revenues from Maserati were €170 million in 2015, €251 million in 2014 and €163 million in 2013.
Cost of Sales. Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including engines rented to other Formula 1 racing teams. Costs of materials, components and labor are the most significant elements of our cost of sales. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty, maintenance and product-related costs, which are estimated and recorded at the time of shipment of the car. Expenses that are directly attributable to our financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are also reported in cost of sales.
We purchase a variety of components (including mechanical, steel, aluminum, electrical and electronic, plastic components as well as casting and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs of utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in cost of sales are primarily related to the number of cars we produce and sell along with shifts in car mix, as newer models generally have more technologically advanced components and enhancements and therefore higher costs per unit. Supercars and limited edition cars (fuoriserie) also tend to have higher costs per unit but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected, to a lesser extent, by fluctuations of certain raw material prices, although, we typically seek to manage these costs and minimize their volatility through the use of fixed price long-term purchase contracts.
In recent years, management has made efforts to achieve technical and commercial efficiencies. In particular, commercial efficiencies have been achieved through negotiating discounts where appropriate and entering into long-term contracts with suppliers, who commit upfront to passing on to us a portion of the efficiencies they achieve in performing our supply contract. Furthermore, efforts are made to award new business to existing suppliers, in order to negotiate favorable pricing. Technical efficiencies include efforts made to produce components using innovative, less expensive materials without compromising the components’ performance. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with solutions that they have developed.
As cost of sales also includes the depreciation of plant and equipment, cost of sales are affected by product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of a certain model.
Effects of Foreign Currency Exchange Rates. We are affected by fluctuations in foreign currency exchange rates (i) through translation of foreign currency financial statements into Euro in consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.
Translation impacts arise in preparation of the consolidated financial statements; in particular, we present our consolidated financial statements in Euro, while the functional currency of each of our subsidiaries depends on the primary economic environment of that entity. In preparing the consolidated financial statements, we translate assets and liabilities measured in the functional currency of the subsidiaries into Euro using the foreign currency exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average foreign currency exchange rates for the period covered. Accordingly, fluctuations in the foreign currency exchange rate of the functional currencies of our entities against the Euro impacts our results of operations.
Transaction impacts arise when our entities conduct transactions in currencies other than their own functional currency. We are therefore exposed to foreign currency risks in connection with scheduled payments and receipts in multiple currencies.
Our costs are primarily denominated in Euro, while our net revenues may be denominated in Euro, U.S. Dollars, Japanese Yen, Chinese Yuan or other currencies. In general, for the unhedged portion of our net revenues, an appreciation of the U.S. Dollar against the Euro would positively impact our net revenues and results of operations.
Our risk management policies, both pre and post Separation, contemplate the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for. Accordingly, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information related to our foreign currency exchange rate risk policies after the Separation.
Regulation. We ship our cars throughout the world and are therefore subject to a variety of laws and regulations. These laws regulate our cars, including their emissions, fuel consumption and safety, and our manufacturing facilities. As we are currently a small volume manufacturer, in certain jurisdictions we benefit from certain regulatory exemptions, including less stringent emissions caps. Developing, engineering and producing cars which meet the regulatory requirements, and can therefore be sold in the relevant markets, requires a significant expenditure of resources.
Critical Accounting Estimates
The Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
The estimates and underlying assumptions are reviewed periodically and continuously by us. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the consolidated income statement in the period in which the adjustment is made, or prospectively in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Allowance for doubtful accounts
The allowances for doubtful accounts reflect management’s estimate of losses inherent in the dealer and end-client credit portfolio. The allowances for doubtful accounts are based on management’s estimation of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, write-offs and collections, and careful monitoring of portfolio credit quality.
At December 31, 2015, we had gross receivables from financing activities of €1,192 million (€1,238 million at December 31, 2014) and allowances for doubtful accounts of €19 million at December 31, 2015 or 1.6 percent of the gross balance (€14 million at December 31, 2014, or 1.1 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €10 million for the year ended December 31, 2015 (€7 million for the year ended December 31, 2014 and €4 million for year ended December 31, 2013).
At December 31, 2015, we had gross trade receivables of €177 million (€198 million at December 31, 2014) and allowances for doubtful accounts of €18 million, or 10.4 percent of the gross trade receivables balance (€15 million at December 31, 2014, or 7.4 percent of the gross trade receivables balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €10 million for the year ended December 31, 2015 (€6 million for the year ended December 31, 2014 and €11 million for year ended December 31, 2013).
Should economic conditions worsen resulting in an increase in default risk, or if other circumstances arise, the estimates of the recoverability of amounts due to us could be overstated and additional allowances could be required, which could have an adverse impact on our results.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment and intangible assets. Intangible assets with definite useful lives mainly consist of capitalized development costs.
We periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
For the period covered by the Consolidated Financial Statements, we have not recognized any impairment charges for non-current assets with definite useful lives.
Recoverability of goodwill
In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
As the Group is composed of one operating segment, goodwill is tested at the Group level which represents the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill and capitalized development costs) and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.
Development costs
Development costs are capitalized if the conditions under IAS 38 - Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to our established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.

The amortization of development costs requires management to estimate the lifecycle of the related model. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related model and, if applicable, any expected residual value at the end of its life. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement.

The useful lives and residual values of our models are determined by management at the time of capitalization and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life, such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the amortization charge.

For the year ended December 31, 2015, we capitalized development costs of €154 million (€145 million for the year ended December 31, 2014).
Product warranties and liabilities
We establish reserves for product warranties at the time the sale is recognized. We issue various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term, which is generally defined by the legislation in the country where the car is sold. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each car line and each model year of that car line, as well as historical claims experience for our cars. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
We periodically initiate voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for our cars. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.
In addition, we make provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. Costs associated with these provisions are recorded in the consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Other contingent liabilities
We make provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. We are the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against us often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. We monitor the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for our legal proceedings and litigation may vary as the result of future developments in pending matters.
Litigation
Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated.
The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position.
Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Net Cash/(Net Debt), Net Industrial Cash/(Debt) and Free Cash Flow, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs that are significant in nature but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2015, 2014 and 2013, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items which may obscure underlying performance and impair comparability of results between periods.

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Net profit	290	265	246
Income tax expense	144	133	120
Net financial expenses/(income)	10	(9)	(2)
Amortization and depreciation	275	289	270
EBITDA	719	678	634
Expense related to the resignation of the former Chairman	—	15	—
Expenses incurred in relation to the IPO	16	—	—
Employees extra bonus	19	—	—
Gain recognized on disposal of investment property assets and liabilities	(6)	—	—
Adjusted EBITDA	748	693	634

Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs that are significant in nature but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2015, 2014 and 2013.

	For the years ended December 31,
	2015	2014	2013
	(€ million)
EBIT	444	389	364
Expense related to the resignation of the former Chairman	—	15	—
Expenses incurred in relation to the IPO	16	—	—
Employees extra bonus	19	—	—
Gain recognized on disposal of investment property assets and liabilities	(6)	—	—
Adjusted EBIT	473	404	364
Net Cash/(Net Debt) and Net Industrial Cash/(Debt)
Net Cash /(Net Debt) is the primary measure which we use to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. We also monitor Net Industrial Cash/(Debt), which adjusts for the impact of the funded portion of the self-liquidating financial receivables portfolio. The following table sets forth a reconciliation of Net Cash/(Net Debt) and Net Industrial Cash/(Debt) at December 31, 2015 and 2014.

	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	183	134
Deposits in FCA's cash management pools	139	942
Financial liabilities with FCA Group	(3)	(379)
Financial liabilities with third parties	(2,257)	(131)
Net Cash/(Net Debt)	(1,938)	566
Funded portion of the self-liquidating financial receivables portfolio	1,141	1,061
Net Industrial Cash/(Debt)	(797)	1,627
Our Net Cash/(Net Debt) and Net Industrial Cash/(Debt) positions were significantly impacted by the effects of the Restructuring.

Free Cash Flow
Free Cash Flow is one of our primary key performance indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the years ended December 31, 2015, 2014 and 2013 using information derived from our consolidated statement of cash flows.

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Cash flows from operating activities	707	426	454
Cash flows used in investing activities	(317)	(290)	(267)
Free Cash Flow	390	136	187
Constant Currency Information
The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 2 “Significant Accounting Policies” to the Consolidated Financial Statements, included in this document, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. For example, if a U.S. entity with U.S. Dollar functional currency recorded net revenues of U.S. $100 million for 2015 and 2014, we would have reported €90 million in net revenues for 2015 (using the 2015 average exchange rate of 1.1094) or a €15 million increase over the €75 million reported for 2014 (using the 2014 average exchange rate of 1.3287). The constant currency presentation would translate the 2015 net revenues using the 2014 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged year-on-year.

A. Operating Results
Results of Operations
Consolidated Results of Operations – 2015 compared to 2014 and 2014 compared to 2013
The following is a discussion of the results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014, and for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate year-over-year comparisons.

	For the years ended December 31,
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,854	100.0%	2,762	100.0%	2,335	100.0%
Cost of sales	1,499	52.5%	1,506	54.5%	1,235	52.9%
Selling, general and administrative costs	339	11.9%	300	10.9%	260	11.1%
Research and development costs	562	19.7%	541	19.6%	479	20.5%
Other expenses/(income), net	10	0.4%	26	0.9%	(3)	(0.1)%
EBIT	444	15.6%	389	14.1%	364	15.6%
Net financial income/(expenses)	(10)	(0.4)%	9	0.3%	2	0.1%
Profit before taxes	434	15.2%	398	14.4%	366	15.7%
Income tax expense	144	5.0%	133	4.8%	120	5.1%
Net profit	290	10.2%	265	9.6%	246	10.5%
Net Revenues
The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Cars and spare parts (1)	2,080	72.9%	1,944	70.4%	1,655	70.9%	136	7.0%	289	17.5%
Engines (2)	219	7.7%	311	11.3%	188	8.1%	(92)	(29.6)%	123	65.4%
Sponsorship, commercial and brand (3)	441	15.5%	417	15.1%	412	17.6%	24	5.8%	5	1.2%
Other (4)	114	3.9%	90	3.3%	80	3.4%	24	26.7%	10	12.5%
Total net revenues	2,854	100.0%	2,762	100.0%	2,335	100.0%	92	3.3%	427	18.3%
______________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the racetrack.

2015 compared to 2014
Net revenues for 2015 were €2,854 million, an increase of €92 million, or 3.3 percent (a decrease of 2.9 percent on a constant currency basis), from €2,762 million for 2014.
The increase in net revenues was attributable to the combination of (i) a €136 million increase in net revenues generated from cars and spare parts, (ii) a €24 million increase in sponsorship, commercial and brand net revenues, and (iii) a €24 million increase in other net revenues, partially offset by (iv) a €92 million decrease in net revenues generated from engines.
Cars and spare parts
Net revenues generated from cars and spare parts were €2,080 million for 2015, an increase of €136 million, or 7.0 percent, from €1,944 million for 2014. The increase was attributable to an €83 million increase in net revenues from supercars and limited edition cars and a €53 million increase in net revenues from range and special series cars and spare parts.
The €83 million increase in net revenues from supercars and limited edition cars was primarily driven by an increase in shipments of the LaFerrari, as well as shipments of the FXX K, which commenced in the second quarter of 2015. In particular, the increase was composed of (i) a €117 million increase in Americas net revenues and (ii) a €12 million increase in Rest of APAC net revenues, partially offset by (iii) a €32 million decrease in EMEA net revenues and (iv) a €14 million decrease in Greater China net revenues.
The €53 million increase in net revenues from range and special series cars and spare parts was primarily driven by higher shipments of V8 models, partially offset by an unfavorable shift in product mix. In particular, shipments of V8 models increased by 16.5 percent, principally related to the California T, the 458 Speciale A, the 488 GTB and the 488 Spider, partially offset by decreases in shipments of the 458 Italia and the 458 Spider, which were phased out during 2015. The proportion of V12 models shipped decreased from 24.3 percent in 2014 to 16.3 percent in 2015, primarily driven by decreases in shipments of the FF and the F12berlinetta, reflecting our typical model lifecycle as these models have been on the market since 2011 and 2012, respectively, and clients tend to focus on more recently introduced cars.
The €53 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €111 million increase in Americas net revenues and (ii) a €37 million increase in Rest of APAC net revenues, partially offset by (iii) a €77 million decrease in EMEA net revenues and (iv) a €18 million decrease in Greater China net revenues.
The €111 million increase in Americas net revenues was primarily attributable to (i) favorable volume impact of €14 million, primarily driven by the California T, 458 Speciale A and 488 GTB, partially offset by a decrease in shipments of the 458 Italia and 458 Spider, and (ii) favorable foreign exchange impact of €107 million primarily attributable to the weakening of the Euro against the U.S. Dollar, partially offset by (iii) unfavorable product mix impact, attributable to a decrease in the proportion of shipments represented by V12 models, from 21.0 percent in 2014 to 17.2 percent in 2015, and (iv) a decrease of €4 million of net revenues from our personalization program and the sale of spare parts.
The €37 million increase in Rest of APAC net revenues was attributable to a €23 million increase in Japan net revenues, a €12 million increase in Australia net revenues and a €2 million increase in other Rest of APAC net revenues. The €23 million increase in Japan net revenues and €12 million increase in Australia net revenues were mainly driven by increases in shipments of 30.2 percent and 47.5 percent, respectively. Such increases in shipments were mainly related to the California T and 458 Speciale A, partially offset by a decrease in shipments of the 458 Spider.

The €77 million decrease in EMEA net revenues was primarily attributable to unfavorable mix, mainly due to the trend towards a higher proportion of V8 models compared to V12 models, unfavorable foreign currency exchange impact and the performance of certain markets within the region. In particular, Germany experienced a slowdown and the Middle East was impacted by a decrease in shipments of 9.6 percent.

The €18 million decrease in Greater China net revenues was primarily attributable to a €32 million decrease in mainland China net revenues, partially offset by a €11 million increase in Hong Kong net revenues and a €3 million increase in Taiwan net revenues. The decrease of €32 million in mainland China net revenues was primarily attributable to (i) unfavorable volume impact of €36 million due to a decrease in shipments of 20.9 percent, driven by the 458 Italia, 458 Spider and F12berlinetta, not yet compensated by the 488 GTB, which arrived in this market in Q3 2015, (ii) unfavorable product mix impact of €19 million and (iii) a €1 million decrease in net revenues generated by our personalization program, partially offset by (iv) favorable foreign exchange impact of €24 million.

Engines
Net revenues generated from engines were €219 million for 2015, a decrease of €92 million, or 29.6 percent, from €311 million for 2014. The €92 million decrease was mainly attributable to an €81 million decrease in net revenues generated from the sale of engines to Maserati, driven by a 31.3 percent decrease in the volume of engines shipped in accordance with planned orders received from Maserati, and an €11 million decrease in net revenues generated from the rental of power units to other Formula 1 teams.
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €441 million for 2015, an increase of €24 million, or 5.8 percent, from €417 million for 2014. The €24 million increase in sponsorship, commercial and brand net revenues was mainly driven by sponsorship and commercial net revenues, primarily related to our participation in the Formula 1 World Championship, which benefited from the impact of the weakening of the Euro against the U.S. Dollar and brand net revenues.
Other
Other net revenues were €114 million for 2015, an increase of €24 million, or 26.7 percent, from €90 million for 2014. The €24 million increase in other net revenues was primarily driven by other supporting activities, including an increase in interest income due to the increase in our financial services portfolio.
2014 compared to 2013
Net revenues for 2014 were €2,762 million, an increase of €427 million, or 18.3 percent 3.3 percent (18.9 percent on a constant currency basis), from €2,335 million for 2013.
The increase in net revenues was attributable to the combination of (i) a €289 million increase in net revenues generated from the cars and spare parts, (ii) a €123 million increase in net revenues generated from engines, (iii) a €10 million increase in other net revenues and (iv) a €5 million increase in sponsorship, commercial and brand net revenues.
Cars and spare parts
Net revenues generated from cars and spare parts were €1,944 million for 2014, an increase of €289 million, or 17.5 percent, from €1,655 million for 2013. The increase was attributable to a €255 million increase in net revenues from supercars and limited edition cars, primarily attributable to shipments of LaFerrari, and a €34 million increase in net revenues from range and special series cars and spare parts.
Shipments of LaFerrari commenced in November 2013, accordingly, our net revenues for 2014 benefited from a full year of shipments. Shipments of LaFerrari impacted net revenues positively, as these cars are generally sold at a higher price point (in excess of €1 million per unit) than other cars in our product offering, reflecting the advanced technological and design content as well as the exclusive nature of the offering.
Of the €255 million increase in net revenues generated from supercars and limited edition cars, €147 million was attributable to EMEA shipments, €56 million was attributable to Americas shipments, €36 million was attributable to China shipments and €16 million was attributable to Rest of APAC shipments.
The €34 million increase in net revenues from range and special series cars and spare parts was primarily driven by an increase in net revenues generated by the sale of spare parts and our personalization program, which were partially offset by unfavorable change in mix. In particular, our mix was impacted by an increase in the proportion of V8 models shipped from 74.0 percent of total shipments for 2013, to 75.7 percent for 2014, primarily driven by increased shipments of the 458 VS and California T. Shipments of range and special series cars were substantially unchanged.

The €34 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €34 million increase in Americas net revenues, (ii) a €24 million increase in Greater China net revenues and (iii) a €17 million increase in Rest of APAC net revenues, which were partially offset by (iv) a €41 million decrease in EMEA net revenues.
The €34 million increase in Americas net revenues was attributable to (i) an increase of €19 million mainly driven by our personalization program and the sale of spare parts, (ii) positive mix impact of €10 million and (iii) positive volume impact of €5 million. The positive mix impact was attributable to an increase in the proportion of total shipments represented by V12 models, from 16.2 percent in 2013 to 20.9 percent in 2014, primarily driven by the F12berlinetta, which also supported the positive volume impact of €5 million.
The €24 million increase in Greater China net revenues was mainly attributable to a €29 million increase in mainland China net revenues, driven by (i) positive volume impact of €48 million, which was partially offset by (ii) a decrease in net revenues generated by our personalization program and the sale of spare parts of €12 million, and (iii) unfavorable mix impact of €7 million. In particular, the 32.9 percent increase in volumes, which benefited net revenues by €48 million, was primarily supported by the California T and the 458 VS, shipments of which commenced in mainland China in late 2013 and 2014, respectively. Increases in shipments of these V8 models resulted in the unfavorable mix impact of €7 million, as the proportion of total shipments represented by V8 models increased from 70.8 percent in 2013 to 76.3 percent in 2014.
The €17 million increase in Rest of APAC net revenues was mainly driven by increases in Japan and Australia net revenues, both of which were primarily driven by an increase in shipments. In particular, Japan net revenues were impacted positively by an 18.4 percent increase in shipments, largely due to the 458 VS. The increase in Australia net revenues was supported by an increase in shipments, driven by our new Australian dealer which commenced operations in the fourth quarter of 2013.
The €41 million decrease in EMEA net revenues was primarily attributable to a decrease in shipments. In particular, Germany net revenues decreased by €17 million driven by an 11.6 percent decrease in shipments, Switzerland net revenues decreased by €9 million driven by a 12.6 percent decrease in shipments and Rest of EMEA net revenues decreased by €21 million driven by a 12.4 percent decrease in shipments. Such decreases were partially offset by increases in UK net revenues, mainly attributable to favorable foreign currency fluctuations and Middle East net revenues, which was supported by an increase in shipments.
Engines
Net revenues generated from engines were €311 million for 2014, an increase of €123 million, or 65.4 percent, from €188 million for 2013. The €123 million increase was mainly attributable to an increase in the volume of engines sold to Maserati, and to a lesser extent, driven by an increase in net revenues generated by the rental of engines to other Formula 1 racing teams. In particular, the significant increase in volumes of Maserati engines was due to the start of production of new generation V6 engines in the fourth quarter of 2013. Accordingly, net revenues for 2014 benefited from a full year of production. The increase in net revenues generated from the rental of engines to other Formula 1 racing teams was driven by higher pricing. During 2013, we rented V8 engines to other Formula 1 racing teams. During 2014, the World Championship regulations introduced the use of the V6 turbo engines including energy recovery systems. Furthermore, during 2014, we not only rented the engine but also the gearbox (which are collectively referred to as the “power unit”) to other Formula 1 racing teams. Accordingly the increased pricing reflected the increased technology of the engines and the additional hardware rented as compared to 2013.
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €417 million for 2014, an increase of €5 million, or 1.2 percent, from €412 million for 2013. The €5 million increase in sponsorship, commercial and brand net revenues was mainly driven by new sponsorship contracts entered into by our Formula 1 racing team during 2014.
Other
Other net revenues were €90 million for 2014, an increase of €10 million, or 12.5 percent, from €80 million for 2013. The €10 million increase in other net revenues was primarily driven by an increase in interest income generated by our financial services activities due to increased volumes.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Cost of sales	1,499	52.5%	1,506	54.5%	1,235	52.9%	(7)	(0.5)%	271	21.9%
2015 compared to 2014
Cost of sales for 2015 was €1,499 million, a decrease of €7 million, or 0.5 percent, from €1,506 million for 2014. As a percentage of net revenues, cost of sales was 52.5 percent in 2015 compared to 54.5 percent in 2014.
The decrease in cost of sales was attributable to a combination of (i) decreased costs of €79 million related to lower Maserati engine shipments and (ii) a decrease in amortization and depreciation of €6 million, partially offset by (iii) increased costs of €54 million related to increased volumes and different product mix, (iv) increased costs related to other supporting activities of €15 million, and (v) unfavorable foreign currency exchange impact of €9 million.
The €79 million decrease in cost of sales related to the sale of engines to Maserati was driven by the 31.3 percent decrease volume of engines shipped in accordance with planned orders received from Maserati. The decrease in amortization and depreciation of €6 million was primarily related to the phase out of several 458 models in 2015, not fully compensated by amortization and depreciation of the new models 488 GTB and 488 Spider. The increased costs of €54 million related to increased volumes and product mix was primarily driven by an increase of 5.5% in shipments of range and special series cars, as well as higher sales of the LaFerrari and the FXX K, which have higher costs per unit than other cars in our product portfolio. Such effect was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit.
The decrease in cost of sales as a percentage of net revenues was driven by the decrease in Maserati engines shipments as Maserati engines generate lower margins than the sale of cars and spare parts. Therefore, a decrease in Maserati engines shipments results in a positive impact on our margins.
2014 compared to 2013
Cost of sales for 2014 was €1,506 million, an increase of €271 million, or 21.9 percent, from €1,235 million for 2013. As a percentage of net revenues, cost of sales was 54.5 percent in 2014 compared to 52.9 percent in 2013.
The increase in cost of sales was due to the combination of (i) increased costs of €156 million related to mix, (ii) increased costs of €83 million primarily related to Maserati engine volumes, (iii) increases in other cost of sales of €33 million, (iv) increases in depreciation and amortization of €14 million and (v) increased costs of €7 million driven by an increase in car shipments and the personalization program, the effects of which were partially offset by (vi) a decrease of €19 million driven by technical and commercial savings achieved and (vii) a decrease due to favorable currency translation impact of €3 million.
The increase in cost related to mix was attributable to the launch and production of the LaFerrari, which has a higher cost per unit than other cars in the Ferrari portfolio, while the increased costs related to the sale of engines to Maserati, was driven by higher volumes. The €33 million increase in other cost of sales was mainly driven by an increase in cost of sales related to Formula 1 activities, and in particular related to the increased technology of the engines and the additional hardware rented to other Formula 1 teams. The €14 million increases in depreciation and amortization was mainly related to the investments associated with recent product launches including the LaFerrari, the California T and the 458 VS. The decrease in cost of sales of €19 million driven by technical and commercial savings achieved was principally attributable to direct cost savings achieved as a result of management efforts in negotiations with suppliers.
The increase in cost of sales as a percentage of net revenues was attributable to the increase in Maserati engine volumes and an increase in cost of sales related to our Formula 1 activities. The sale of engines to Maserati generates lower profit margins than the sale of cars. The increase in costs related to our Formula 1 activities was mainly driven by the rental of engine units to other Formula 1 racing teams, due to the increased technological content of the engine units rented.

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Selling, general and administrative costs	339	11.9%	300	10.9%	260	11.1%	39	13.0%	40	15.4%
2015 compared to 2014
Selling, general and administrative costs for 2015 were €339 million, an increase of €39 million, or 13.0 percent, from €300 million for 2014. As a percentage of net revenues, selling, general and administrative costs were 11.9 percent in 2015 compared to 10.9 percent in 2014.
In particular, the increase in selling, general and administrative costs was mainly attributable to (i) a one-time extra bonus paid to employees for €19 million in connection with the initial public offering and in recognition of financial performance, (ii) advisory costs incurred in relation to the initial public offering amounting to €16 million, (iii) unfavorable foreign currency exchange impact of €8 million, (iv) an increase in the allowance for doubtful accounts of €7 million, primarily related to a commercial partner of the Formula 1 activities, and (v) higher costs of €4 million related to launches of the 488 GTB and 488 Spider, corporate events and directly operated stores, partially offset by (vi) the impact of expenses related to the resignation of the former Chairman of €15 million that were incurred in 2014.
2014 compared to 2013
Selling, general and administrative costs for 2014 were €300 million, an increase of €40 million, or 15.4 percent, from €260 million for 2013. As a percentage of net revenues, selling, general and administrative costs were 10.9 percent in 2014 compared to 11.1 percent for 2013.
In particular, the increase in selling, general and administrative costs was attributable to the combined effect of (i) €15 million related to the compensation costs associated with the resignation of our former Chairman, (ii) €8 million related to an increase in marketing and event expenses, primarily driven by a series of special events in celebration of our 60 years in the United States, (iii) €6 million related to an increase in personnel costs and (iv) €11 million related to an increase in legal provisions resulting from ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy. In particular, the increase in personnel costs was in part driven by a 2.5 percent increase in average headcount from 2,774 for 2013, to 2,843 for 2014, due to an increase in our Italian workforce, to support the growth of the Group’s operations, and, to a lesser extent, attributable to increases in personnel expenses incurred by Ferrari Financial Services AG.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Amortization of capitalized development costs	115	4.0%	126	4.6%	120	5.1%	(11)	(8.7)%	6	5.0%
Research and development costs expensed during the year	447	15.7%	415	15.0%	359	15.4%	32	7.7%	56	15.6%
Research and development costs	562	19.7%	541	19.6%	479	20.5%	21	3.9%	62	12.9%

2015 compared to 2014
Research and development costs for 2015 were €562 million, an increase of €21 million, or 3.9 percent, from €541 million for 2014. As a percentage of net revenues, research and development costs were 19.7 percent in 2015 compared to 19.6 percent in 2014.
The increase in research and development costs was attributable to an increase of 32 million in research and development costs expensed during the year, partially offset by a decrease of €11 million in amortization of capitalized development costs.
The €32 million increase in research and development costs expensed during the year was primarily driven by Formula 1 activities and in particular, the Group's efforts related to power unit projects, and to a lesser extent, research and development costs on sports and GT cars.
The €11 million decrease in amortization of capitalized development costs was primarily due to the completion of amortization of capitalized development costs related to the 458 Italia and 458 Spider, which were phased out in 2015.
2014 compared to 2013
Research and development costs for 2014 were €541 million, an increase of €62 million, or 12.9 percent, from €479 million for 2013. As a percentage of net revenues, research and development costs was 19.6 percent in 2014 compared to 20.5 percent in 2013.
The increase in research and development costs was attributable to an increase in investment in research and development expensed during the year of €56 million and an increase of €6 million in amortization of capitalized development costs.
The total €56 million increase in research and development costs expensed during the year was driven by the Group’s efforts related to the continued development of the Formula 1 car, which included initiatives to maximize the performance, efficiency and safety of the car.
The increase in amortization of capitalized development costs was largely attributable to new product launches. In particular, in April 2014, we started production of the California T and in July 2013, the 458 Spider, triggering the commencement of amortization of the development costs capitalized in relation to these models.
Other expenses/(income), net

	For the years ended December 31,			Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Other expenses/(income), net	10	26	(3)	(16)	(61.5)%	29	n.m.
2015 compared to 2014
Other expenses/(income), net for 2015 amounted to net other expenses of €10 million, compared to net other expenses of €26 million million for 2014.
For 2015, other expenses/(income), net included other expenses of €32 million, mainly composed of €13 million related to provisions, €7 million related to indirect taxes and €12 million related to miscellaneous expenses, partially offset by other income of €22 million, including a €6 million gain on disposal of assets and liabilities related to investment properties, €6 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €7 million related to miscellaneous income.

For 2014, other expenses/(income), net included other expenses of €39 million, mainly composed of €21 million related to provisions, €6 million related to indirect taxes, and €12 million in miscellaneous expenses, partially offset by other income of €13 million, including €4 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €6 million related to miscellaneous income.
The provisions recognized in other expenses in 2015 include €9 million related to legal proceedings and disputes and €4 million related to other risks, primarily related to disputes with suppliers, employees and other parties. The provisions recognized within other expenses in 2014 include €13 million related to legal proceedings and disputes and €8 million attributable to other risks, primarily related to disputes with suppliers, employees and other parties. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 related to litigation with a former distributor.

2014 compared to 2013
Other expenses/(income), net for 2014 amounted to net other expenses of €26 million, compared to net other income of €3 million for 2013.
For 2014, other expenses/(income), net included other expenses of €39 million, mainly composed of €21 million related to provisions, €6 million related to indirect taxes, and €12 million in miscellaneous expenses, partially offset by other income of €13 million, including €4 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €6 million related to miscellaneous income.
The provisions recognized within other expenses include €13 million related to legal proceedings and disputes and €8 million attributable to other risks, primarily related to disputes with suppliers, employees and other parties. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 related to litigation with a former distributor.
For 2013, other expenses/(income), net included other expenses of €15 million, mainly composed of €3 million related to provisions, €5 million related to indirect taxes and €7 million in miscellaneous expenses, which was more than offset by other income of €18 million, primarily attributable to €6 million related to the release of provisions for legal proceedings and disputes and other risks provisions, €3 million related to rental income and €9 million related to miscellaneous income.
EBIT

	For the years ended December 31,						Increase/(Decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
EBIT	444	15.6%	389	14.1%	364	15.6%	55	14.1%	25	6.9%
2015 compared to 2014
EBIT for 2015 was €444 million, an increase of €55 million, or 14.1 percent, from €389 million for 2014.
The increase in EBIT was mainly attributable to (i) favorable volume impact of €45 million, (ii) positive foreign currency exchange impact of €41 million, (iii) a gain on disposal of assets and liabilities related to investment properties of €6 million, and (iv) a decrease in costs related to other supporting activities of €29 million, partially offset by (v) an increase in selling, general and administrative costs of €39 million, (vii) an increase in research and development costs of €21 million, and (viii) unfavorable mix impact of €6 million.
The favorable volume impact of €45 million was due to a 5.5 percent increase in shipments of range and special series cars, driven by V8 models, which increased by 16.5 percent, and in particular, the California T, the 458 Speciale A and the newly launched 488 GTB and 488 Spider. The positive foreign currency exchange impact was primarily driven by the strengthening of the U.S. Dollar and Pound Sterling against the Euro. The decreased costs related to other supporting activities were primarily attributable to a decrease in financial services costs, brand costs, production efficiencies and to a lesser extent, Formula 1 related costs.
As a percentage of net revenues, EBIT increased from 14.1 percent in 2014 to 15.6 percent in 2015, mainly due to the combination of the previously mentioned impacts and lower cost of sales, which as a percentage of net revenues was 52.5 percent in 2015 compared to 54.5 percent in 2014.

2014 compared to 2013
EBIT for 2014 was €389 million, an increase of €25 million, or 6.9 percent, from €364 million for 2013.
The increase in EBIT was mainly due to (i) favorable mix impact of €85 million, (ii) cost savings of €19 million primarily driven by technical and commercial efficiencies, (iii) decreases in costs related to supporting activities of €14 million, (iv) favorable volume impact of €9 million, which were partially offset by (v) an increase in research and development costs of €62 million, and (vi) an increase in selling, general and administrative costs of €40 million.
In particular, the favorable mix impact was primarily driven by the LaFerrari for which we only had two months of shipments in 2013, compared to a full year for 2014. The increase in shipments of LaFerrari more than offset the unfavorable impact of the increase in the proportion of V8 shipments, from 74.0 percent of total shipments for 2013, to 75.7 percent for 2014.
As a percentage of net revenues, EBIT decreased to 14.1 percent in 2014, from 15.6 percent in 2013, mainly due the increase in cost of sales, which as a percentage of net revenues were 54.5 percent in 2014, compared to 52.9 percent in 2013.
Net financial income/(expenses)

	For the years ended December 31,			Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Net financial income/(expenses)	(10)	9	2	(19)	n.m.	7	n.m.
2015 compared to 2014
Net financial expenses for 2015 were 10 million compared to net financial income of 9 million for 2014, representing a change of 19 million.
The change from net financial income to net financial expenses was driven by an increase of €12 million in interest costs, principally due to interest expenses on the FCA Note and the subsequent refinancing. Additionally, foreign currency exchange losses increased by €6 million in 2015. Our financial expenses in future periods are expected to be significantly higher, reflecting our higher net debt position following the Separation.
2014 compared to 2013
Net financial income for 2014 was 9 million, an increase of 7 million from 2 million for 2013.
The increase in net financial income was mainly due to a €5 million increase in financial income and a €2 million decrease in financial expenses. In particular, the €5 million increase in financial income was driven by a €4 million increase in other interest income and financial income and a €1 million increase in interest income from banks deposits, attributable to the increase in our average cash balances.
Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
	(€ million, except percentages)
Income tax expense	144	133	120	11	8.3%	13	10.8%
2015 compared to 2014
Income tax expense for 2015 was €144 million, an increase of €11 million, or 8.3%, from €133 million for the year ended December 31, 2014. The increase in income tax expense was attributable to the combined effect of an increase in profit before taxes from €398 million for 2014 to €434 million for 2015, and an increase in the effective tax rate net of IRAP, from 28.6 percent in 2014 to 30.0 percent in 2015. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate, from 27.5% to 24.0%, which will be effective from January 2017. As a result we have adjusted deferred tax assets and liabilities that we expect will be reversed in and subsequent to 2017. In addition to the change in tax law, the effective tax rate net of IRAP increased due to the effect of interest expense related to the Restructuring which is non deductible.

2014 compared to 2013
Income tax expense for 2014 was 133 million, an increase of 13 million, or 10.8%, from 120 million for 2013. The increase in income tax expense was attributable to the combined effect of an 8.7% increase in profit before taxes from €366 million for 2013, to €398 million for 2014, and an increase in the effective tax rate net of IRAP from 28.1 percent for 2013 to 28.6 percent for 2014, primarily due to the geographical distribution of income before tax and the difference in local tax rates.
Recent Developments
In February 2016 we unveiled our latest four-seater four-wheel drive GT model, the GTC4Lusso, which is equipped with a V12 engine and will replace the FF. Production of the GTC4Lusso is expected to start in the second quarter of 2016 and shipments are expected to start in the third quarter of 2016. The unveiling was held at Villa Erba on Lake Como, Italy, and precedes the official public premiere at the upcoming Geneva Auto Show in March 2016. (See "Item 4.B. Business Overview-Sports and GT Cars-Range Models and Special Series").

Also in February 2016, we presented our new car for the 2016 Formula 1 World Championship, through a broadcast on live streaming on our website.
B. Liquidity and Capital Resources
Liquidity Overview
We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditure in 2016 is expected to be between €320 million to €370 million, which we plan to fund primarily with cash from our operating activities.
Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation on January 3, 2016, we terminated such arrangements and manage our liquidity and cash flow requirements on a standalone basis. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.
Cyclical Nature of Our Cash Flows
Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States, has increased our working capital requirements. The payment of taxes also affects our working capital. Historically, as part of the FCA Group tax consolidation, a substantial portion of our taxes were paid in the fourth quarter of the year and a smaller portion in the third quarter. In 2016 our tax payments will be higher as it will be our first year as a standalone tax group. We settle our taxes in two instalments, in 2016 the most substantial payment will be made in the fourth quarter and we have the option to make the other payment either at the end of the second quarter or the beginning of the third quarter. From 2017 we expect to pay the taxes in equal instalments in the fourth quarter and either the end of the second quarter or the beginning of the third quarter. Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.
We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.
Indebtedness with FCA and Refinancing of the FCA Note
    In connection with the Restructuring and in order to optimize our capital structure as a public company, we entered into the FCA Note on October 17, 2015 for a principal amount of €2.8 billion. On November 30, 2015, we entered into a new €2.5 billion facility for the purposes of refinancing the FCA Note and indebtedness with FCA. In particular, on December 16, 2015 we used €1 billion of the deposits in FCA Group cash management pools to partially repay the FCA Note, whilst the remainder, together with certain other financial liabilities with FCA, were repaid with proceeds from the €2.5 billion facility. Interest on the FCA Note amounted to €9 million for the year ended December 31, 2015. Additionally, on November 17, 2015 we entered into a new $100 million term loan with a third party bank, the proceeds of which were used to repay financial liabilities with FCA in the United States.
See “The Facility” section below for additional information.

Cash Flows
The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2015, 2014 and 2013. For a complete discussion of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Cash flows from operating activities	707	426	454
Cash flows used in investing activities	(317)	(290)	(267)
Cash flows used in financing activities	(351)	(122)	(163)
Translation exchange differences	10	6	(10)
Total change in cash and cash equivalents	49	20	14
Operating Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, our cash flows from operating activities were €707 million, primarily the result of:

(i)
profit before tax of €434 million, adjusted to add back €275 million of depreciation and amortization expense, €51 million in provisions accrued and €29 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets. The €51 million in provisions accrued was composed of (a) warranty provision of €33 million, primarily related to the increase in cars shipped, and to a lesser extent, a change in mix driven by increased shipments of the LaFerrari and the FXX K, which have higher warranty costs compared to range and special series cars, (b) legal proceedings and disputes of €9 million, and (c) other risks and charges of €9 million. The €29 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets primarily related to the allowances for doubtful accounts of trade and financial receivables and the inventory provision;

(ii)
€121 million related to cash generated by a decrease in receivables from financing activities, primarily attributable to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China, which at December 31, 2014 was equal to €147 million, and the sale of the financial assets portfolios of Ferrari Financial Services S.p.A. and Ferrari Financial Services Japan KK, partially offset by an increase of the financial services portfolio in the USA;

(iii)
€33 million related to cash absorbed from the net change in inventories, trade payables and trade receivables. In particular, the movement was driven by (a) a decrease in trade payables of €46 million, mainly due to the full production of the LaFerrari in 2014 while at the end of 2015 the product lifecycle was nearing completion and shipments are planned to be completed in Q1 2016, (b) an increase in inventories of €3 million, consistent with increased volumes, partially offset by (c) a decrease in trade receivables of €16 million mainly due to collections of related party receivables;

(iv)	€25 million relating to cash absorbed by other operating cash flows, primarily attributable to the net change in other operating assets and liabilities; and

(v)	income tax paid of €145 million.
Operating Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, our cash flows from operating activities were €426 million, primarily the result of:

(i)
profit before taxes of €398 million adjusted to add back €289 million for depreciation and amortization expense, €66 million in provisions recognized, and €53 million related to other non-cash expenses and income, relating primarily to the accruals to the allowances for doubtful accounts related to trading and financing activities. In particular, the €66 million accruals to provision was composed of (a) increases in the warranty provision of €27 million due to an increase in cars delivered, and to a lesser extent a reassessment of the estimated cost assumptions used to determine the provision, (b) increases in the provision for legal proceedings and disputes of €24 million, and (c) provisions to cover other risks and charges for €15 million;

(ii)	€15 million relating to cash generated by other operating cash flows, primarily attributable to the net change in other operating assets and liabilities;

(iii)
€52 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in inventories of €66 million, due to increased finished cars at December 31, 2014 as compared to December 31, 2013, and mainly related to inventories of the LaFerrari to be shipped during 2015, partially offset by (b) a €13 million increase in trade payables and (c) a €1 million decrease in trade receivables, driven by management efforts to improve collection rates;

(iv)
€202 million related to cash absorbed by an increase in receivables from financing activities, mainly driven by an increase in business volumes of Ferrari Financial Services Inc., and in particular due to an increase in the contracts relating to the sale of vintage cars, and to a lesser extent, an increase in the number of contracts relating to new cars; and

(v)	income tax paid of €141 million.
Operating Activities — Year Ended December 31, 2013
For the year ended December 31, 2013, our cash flows from operating activities were €454 million, primarily the result of:

(i)
profit before taxes of €366 million adjusted to add back €270 million for depreciation and amortization expense, €24 million in provisions recognized and other non-cash items of €32 million. In particular, the €24 million increase in provisions was mainly composed of (a) increases to the warranty provision of €14 million, and (b) increases to the provision for legal proceedings and disputes of €6 million;

(ii)	€44 million related to cash generated by other operating cash flows, primarily attributable to cash generated by the change in other operating assets and liabilities;

(iii)
€87 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) a €81 million increase in trade receivables mainly driven by the increase in volumes of Maserati engine sales and (b) a €20 million increase in inventories, which were partially offset by (c) a €14 million increase in trade payables;

(iv)	€56 million related to cash absorbed by an increase in receivables from financing activities, largely due to increased business volumes of financial services operations in the United States; and

(v)	income tax paid of €139 million.
Investing Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, our net cash used in investing activities was €317 million, primarily the result of:

(i)
€356 million of capital expenditures, including €185 related to additions to property, plant and equipment and €171 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below;

These cash outflows were partially offset by:

(i)	€37 million of proceeds from the disposal of assets and liabilities related to investment properties; and

(ii)	€2 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.
Investing Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, our net cash used in investing activities was €290 million, primarily the result of:

(i)
€330 million of capital expenditures, including €169 million related to additions to property, plant and equipment and €161 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”;

(ii)	€39 million related to cash acquired on transactions with the non-controlling interests in Ferrari International Cars Trading (Shanghai) Co. L.t.d.; and

(iii)	€1 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.
Investing Activities — Year Ended December 31, 2013
For the year ended December 31, 2013, our net cash used in investing activities was €267 million, primarily the result of:

(i)
€271 million of capital expenditures, including €162 million related to additions to property, plant and equipment and €109 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures”; and

(ii)	€4 million proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.
Financing Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, our net cash used in financing activities was €351 million, primarily the result of:

(i)	€3,211 million related to net repayments of financial liabilities with FCA, including repayment of the FCA Note for €2,800 million;

(ii)	€54 million related to dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;

(iii)	€11 million related to net repayments of other debt; and

(iv)	€8 million related to the acquisition of non-controlling interests of the subsidiary Ferrari Financial Services S.p.A.
These cash outflows were partially offset by:

(i)
€2,119 million related to net proceeds from third-party financial liabilities, including €2,000 million from the new syndicated credit facility, of which €1,500 million under the Term Loan and €500 million under the Bridge Loan were used to repay financial liabilities with FCA, including a portion of the FCA Note, and

(ii)	€814 million related to the net change in deposits in FCA Group cash management pools, mainly used to repay a portion of the FCA Note.
Financing Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, net cash used in financing activities was €122 million, primarily the result of:

(i)	€247 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€30 million related to net repayments of bank borrowings and other debt; and

(iii)	€15 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. L.t.d.
These cash outflows were partially offset by:

(i)	€89 million related to net proceeds from the change in financial liabilities with FCA; and

(ii)	€81 million related to proceeds from third party financial liabilities, driven largely by an increase in borrowings from banks.
Financing Activities — Year Ended December 31, 2013
For the year ended December 31, 2013, net cash used in financing activities was €163 million, primarily the result of:

(i)	€227 million related to the increase in deposits in FCA’s cash management pools, and

(ii)	€10 million of cash used for the repayment of bank borrowings.
These cash outflows were partially offset by:

(i)	€51 million related to net proceeds from the net change in financial liabilities with FCA;

(ii)
€15 million related to proceeds from bank borrowings, driven largely by an increase in borrowings from banks, and in particular due to financing obtained by Ferrari Financial Services Japan KK to fund its financing portfolio; and

(iii)	€8 million in net proceeds of other debt.
Capital Expenditures
Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the year ended December 31, 2015 were €356 million (€330 million and €271 million for the years ended December 31, 2014 and 2013, respectively).
The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2015, 2014 and 2013:

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	154	145	93
Patents, concessions and licenses	9	13	13
Other intangible assets	8	3	3
Total intangible assets	171	161	109
Property, plant and equipment
Land	—	—	—
Industrial buildings	24	4	10
Plant, machinery and equipment	118	77	129
Other assets	11	12	12
Advances and assets under construction	32	76	11
Total property, plant and equipment	185	169	162
Total capital expenditures	356	330	271
Intangible assets
Our total capital expenditures in intangible assets for the year ended December 31, 2015 were €171 million (€161 million and €109 million for the years ended December 31, 2014 and 2013, respectively), the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.
For the year ended December 31, 2015, we invested €154 million in externally acquired and internally generated development costs, of which €75 million related to development of models to be launched in future years, €47 million related to development of the 488 GTB and 488 Spider, new models which were presented in 2015, €19 million related to the development of the F12tdf, €18 million related to components and €13 million related to investments to develop other existing models in our product line.
For the year ended December 31, 2014, we invested €145 million in externally acquired and internally generated development costs, of which €60 million related to the development of the 488 GTB, €60 million related to investments to develop existing models, including the FF, the California T and the LaFerrari and €15 million related to components. Furthermore, during the year ended December 31, 2014, we invested an additional €10 million related to the development phase for a new car not yet scheduled to launch.
For the year ended December 31, 2013, we invested €93 million in externally acquired and internally generated development costs of which €24 million related to the development the LaFerrari, €51 million related to investments to develop existing models in our product line up and in particular, the California T and the 458 VS. Furthermore, we invested €18 million in the development of the new 488 GTB street car.
Investment in other intangible assets mainly relates to costs recognized for the registration of trademarks, patents, concessions and licenses.
Property, plant and equipment
Our total capital expenditure in property, plant and equipment for the year ended December 31, 2015 was €185 million (€169 million and €162 million for the years ended December 31, 2014 and 2013, respectively).
Our most significant investments generally relate to plant, machinery and equipment, which amounted to €118 million for the year ended December 31, 2015 (€77 million and €129 million for the years ended December 31, 2014 and 2013, respectively) and to a lesser extent advances and assets under construction, which amounted to €32 million for the year ended December 31, 2015 (€76 million and €11 million for the years ended December 31, 2014 and 2013, respectively). In particular, our most significant investments include engine assembly lines and plant and machinery used for engine testing to ensure engines deliver the expected performance prior to installation in the car, referred to as the test bench.
For the year ended December 31, 2015, investments in plant, machinery and equipment of €118 million, were composed of €72 million related to the investments in cars production lines, €27 million to test bench equipment and machinery and €1 million related to upgrade works performed on the wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
For the year ended December 31, 2014, investments in plant, machinery and equipment of €77 million, were composed of €44 million related to the investments in engine assembly lines, €10 million to test bench equipment and machinery and €3 million related to upgrade works performed on the wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
For the year ended December 31, 2013, investments in plant, machinery and equipment of €129 million, were composed of €91 million related to the construction of new assembly line for the V12 hybrid engine for use in the LaFerrari which entered into production in 2013, €9 million for test bench equipment and machinery and €4 million related to upgrade and improvement works performed on our wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
Advances and assets under construction for the year ended December 31, 2015 amounted to €32 million (€76 million and €11 million for the years ended December 31, 2014 and 2013, respectively).
In particular for the year ended 31 December, 2015, advances and assets under construction primarily related to investments in car production lines. For the year ended December 31, 2014, advances and assets under construction included €26 million related to the construction of the new building to house our Formula 1 racing team activities (€10 million for the year ended December 2013), €37 million related to the production line of the 488 GTB, which was launched in 2015, and €13 million in the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.

Net Cash/(Net Debt) and Net Industrial Cash/(Debt)
Net Cash/(Net Debt) is the primary measure which we use to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. We also monitor Net Industrial Cash/(Debt), which adjusts for the impact of the funded portion of the self-liquidating financial receivables portfolio. The following table sets forth a reconciliation of Net Cash/(Net Debt) and Net Industrial Cash/(Debt) at December 31, 2015 and 2014, using information derived from the consolidated statement of financial position at December 31, 2015, included elsewhere in this document.

	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	183	134
Deposits in FCA Group cash management pools	139	942
Total liquidity	322	1,076
Financial liabilities with FCA Group	(3)	(379)
Financial liabilities with third parties	(2,257)	(131)
Net Cash/(Net Debt)	(1,938)	566
Funded portion of the self-liquidating financial receivables portfolio	1,141	1,061
Net Industrial Cash/(Debt)	(797)	1,627
Cash and cash equivalents
Cash and cash equivalents of €183 million at December 31, 2015 (€134 million at December 31, 2014) are denominated in various currencies and available to certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China amounting to €106 million at December 31, 2015, is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During 2015, Maserati fully settled the receivable, which at December 31, 2014 amounted to €147 million, deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.
The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2015	2014
	(€ million)
Chinese Yuan	106	74
Japanese Yen	41	27
Euro	22	10
U.S. Dollar	1	14
Other currencies	13	9
Total	183	134
Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximates fair value based on the short maturity of these investments. Of the total €139 million of deposits in FCA Group cash management pools at December 31, 2015 (€942 million at December 31, 2014), €119 million was denominated in Euro and €20 million in U.S. Dollars (at December 31, 2014, €844 million was in denominated in Euro and €98 million in U.S. Dollars). These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016.
Total Liquidity
Total liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools) at December 31, 2015 was €322 million, of which 43.8 percent was denominated in Euro, 32.9 percent in Chinese Yuan, 12.7 percent in Japanese Yen, 6.5 percent in U.S. Dollars and 4.1 percent in other currencies. Total liquidity at December 31, 2014 was €1,076 million, of which 82.6 percent was denominated in Euro, 8.3 percent in Chinese Yuan, 4.6 percent in U.S. Dollars and 4.5 percent in other currencies.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools plus undrawn committed credit lines) at December 31, 2015 was €822 million (€1,076 million at December 31, 2014).
The following table summarizes our total available liquidity:

	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	183	134
Deposits in FCA Group cash management pools	139	942
Undrawn committed credit lines	500	—
Total available liquidity	822	1,076
The decrease in total available liquidity reflects a decrease in deposits in FCA Group cash management pools, partially offset by an increase in cash and cash equivalents and a new credit line. The decrease in deposits in FCA Group cash management pools reflects the effects of the Restructuring and the Separation. These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016. See “Available Lines of Credit” below for details regarding the new credit line.
Financial liabilities with FCA Group
Financial liabilities with FCA Group at December 31, 2015 were €3 million (€379 million at December 31, 2014). Such balance was fully settled following the Separation.
Financial liabilities with FCA Group at December 31, 2014 primarily related to a credit line held with Fiat Chrysler Finance North America, the purpose of which was to finance the activities of our financial services portfolio in the Americas.
Financial liabilities with third parties
Financial liabilities with third parties at December 31, 2015 were €2,257 million (€131 million at December 31, 2014). Financial liabilities at December 31, 2015 included (i) €1,995 million (nil at December 31, 2014) relating to the Term Loan and Bridge Loan and (ii) €262 million relating to other financial liabilities (€131 million at December 31, 2014).
Financial liabilities with third parties at December 31, 2015 were €2,257 million (€131 million at December 31, 2014). Financial liabilities at December 31, 2015 included (i) €1,995 million (nil at December 31, 2014) relating to the Term Loan and Bridge Loan and (ii) €262 million relating to other financial liabilities (€131 million at December 31, 2014).

Term Loan and Bridge Loan
For a description of the Term Loan and Bridge Loan see “The Facility” described below.
Other Financial Liabilities
Other financial liabilities mainly relate to financial liabilities of Ferrari Financial Services Inc, to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points. The facility was renewed in January 2016 for a further 18 months; (ii) a new $100 million term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other financial liabilities also includes €20 million relating to various short and medium-term credit facilities.
Available Lines of Credit
See “The Facility” section below.
The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

The Bridge Loan has a 12 month maturity with an option for the Company to extend once for a six-month period. The Bridge Loan bears interest at a rate per annum equal to the aggregate of EURIBOR plus a margin increasing from 40 basis points to 145 basis points depending on the number of months elapsed from first drawdown. The Term Loan and the RCF each have a maturity of five years. The Term Loan bears interest at a rate per annum equal to the aggregate of EURIBOR, plus a margin ranging from 50 basis points to 105 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. The RCF bears interest at a rate per annum equal to the aggregate of EURIBOR with respect to loans denominated in Euro, or LIBOR with respect to loans denominated in other currencies, plus a margin ranging from 35 basis points to 90 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. Loans under the RCF may be drawn in Euro or an alternative currency at our option.

As of December 31, 2015, the proceeds of the Bridge Loan and the Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA. The Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc. The Company intends to refinance the Bridge Loan prior to its maturity with longer term debt, including through capital markets or other financing transactions. As of December 31, 2015, the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control, as well as, with respect to the Bridge Loan only, (i) issuance of debt securities in capital markets transactions, and (ii) certain relevant disposals. Subject to various exceptions and qualifications, negative covenants include (i) limitations on our ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that our subsidiaries may incur or have outstanding, and (iii) restrictions on our ability to make certain disposals of assets. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv)  attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

As of December 31, 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to the Company and the other members of the Group which borrow under the Facility.

A copy of the Facility is attached as Exhibit 4.1 and is incorporated by reference herein. The description of the Facility in this section and elsewhere in this Form 20-F is qualified in its entirety by reference to the complete text of the Facility.
Free Cash Flow
Free Cash Flow is one of management’s primary key indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the years ended December 31, 2015, 2014 and 2013, using information derived from our consolidated statement of cash flows:

	For the years ended December 31,
	2015	2014	2013
	(€ million)
Cash flows from operating activities	707	426	454
Cash flows used in investing activities	(317)	(290)	(267)
Free Cash Flow	390	136	187
Free Cash Flow for the 2015 was €390 million, an increase from €136 million for 2014. The increase in Free Cash Flow was primarily attributable to an increase in cash from operating activities, driven by one-time cash inflows as well as Adjusted EBITDA. Free Cash Flow included the following one-time cash inflows: (i) proceeds from the disposal of assets and liabilities related to investment properties of €37 million; (ii) the reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €147 million; and (iii) proceeds from the sale of the financial assets portfolios of FFS S.p.A. and FFS KK of €57 million; partially offset by the following one-time cash outflow: (i) the amount relating to the Ferrari employees extra bonus that was paid in 2015 of €15 million.
Free Cash Flow for 2014 was €136 million, a decrease from €187 million for 2013. The decrease in Free Cash Flow was attributable to an increase in cash used in investing activities and in particular by investments in intangible assets, mainly due to investments in development costs for new models and enhancements to existing models.
C. Research and Development, Patents and Licenses, etc.
Research and Development
For a detailed analysis of research and development costs, see “Item 4.B. Business—Research and Development”.
D. Trend Information
Please refer to “Item 5. Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities” for information required by this item.
E. Off Balance Sheet Arrangements
We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 28 “Commitments” to our Consolidated Financial Statements included elsewhere in this document.

F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments at December 31, 2015:

	Payments due by period
	1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	169	672	669	—	1,510
Interest on long-term financial liabilities (2)	15	20	7	—	42
Operating lease obligations (3)	4	4	1	—	9
Unconditional minimum purchase obligations (4)	82	97	36	1	216
Purchase obligations (5)	31	—	—	—	31
Total contractual obligations	301	793	713	1	1,808
______________________________

(1)
Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due. For additional information see Note 23 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations. Amounts disclosed do not include the €500 million Bridge Loan, which is expected to be refinanced with long-term debt during 2016.

(2)
Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the current rates in effect at December 31, 2015. Amounts disclosed do not include interest payments associated with the Bridge Loan, which is expected to be refinanced with long-term debt during 2016.

(3)	Operating lease obligations mainly relate to leases for commercial properties and certain assets used in our business.

(4)
Unconditional minimum purchase obligations relate to our unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. In particular, such agreements primarily relate to the purchase of research and development services and to a lesser extent, tooling obligations. This amount also includes unconditional purchase obligations to purchase a minimum quantity of goods and/or services in connection with certain of our sponsorship contracts.

(5)	Purchase obligations represent obligations to purchase property, plant and equipment of €31 million due within one year.
The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2015 as follows:

Amount
(€ million)
Debt (as per Note 23)	2,260
Short-term debt obligations	(754)
Amortized cost effects	4
Long-term debt	1,510
Pension, post-employment benefits and other provisions for employees
We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2015 the liability for such obligations amounted to €78 million (€77 million at December 31, 2014). See Note 21 to the Consolidated Financial Statements.
G. Safe Harbor

See section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The Board of Directors of Ferrari was appointed effective as of October 21, 2015 and its term of office will expire on the next shareholders general meeting, currently scheduled on April 15, 2016.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman and Executive Director
Amedeo Felisa	1946	Chief Executive Officer and Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Louis C. Camilleri	1955	Senior Non-Executive Director
Eddy Cue	1964	Non-Executive Director
Giuseppina Capaldo	1969	Non-Executive Director
Sergio Duca	1947	Non-Executive Director
Elena Zambon	1964	Non-Executive Director
Summary biographies for persons who are currently directors of Ferrari are included below:
Sergio Marchionne. Mr. Marchionne is the Chairman of Ferrari and has been the Chairman of Ferrari S.p.A. since October 2014. Mr. Marchionne currently serves as Chief Executive Officer of FCA and Chairman, Chief Executive Officer and Chief Operating Officer of FCA U.S. Mr. Marchionne leads FCA’s Group Executive Council and has been Chief Operating Officer of its NAFTA region since September 2011. He also serves as Executive Chairman of CNH Industrial N.V. (“CNHI”). He was the chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI in 2013. Prior to joining FCA, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto. Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Executive Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne is a director of Exor. Mr. Marchionne is a member of the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG.
Amedeo Felisa. Mr. Felisa, who joined Ferrari in 1990, is the Chief Executive Officer of Ferrari and has been the Chief Executive Officer of Ferrari S.p.A. since 2008. From 2006 to 2008 he served as general manager and deputy general manager of Ferrari S.p.A. From 1996 to 2004 he was the general manager of our GT department, coordinating the product development, powertrains and vehicle departments of both Ferrari and Maserati with respect to the market positioning of the two brands. In the 1990s, as a technical senior vice president, Mr. Felisa oversaw the planning, coordination and management of the entire technical department, including defining new business model plans, supervising the development of both innovation and products and managing the product development teams, including ensuring employee growth. Prior to joining Ferrari, he was a product development team leader at Alfa Romeo S.p.A. Mr. Felisa holds a degree in mechanical engineering from the Milan Politecnico.
Piero Ferrari. Mr. Piero Ferrari is Vice Chairman of Ferrari and has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is a board member and Vice President of CRN Ancona (Ferretti Group) and Board Member of Modena University. He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2001 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of Cavaliere del Lavoro.
Louis C. Camilleri. Mr. Camilleri is Senior Non-Executive Director and chairman of the board of directors of Ferrari. Mr. Camilleri currently serves as Chairman of the Board of Philip Morris International Inc. (“PMI”). From March 2008 to May 2013, he served as Chairman and Chief Executive Officer of PMI. From April 2002 and August 2002 until March 2008, he was Chief Executive Officer and Chairman of Altria Group, Inc., respectively. From November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. He had been employed continuously by Altria Group, Inc. and its subsidiaries (including PMI) in various capacities since 1978. Mr. Camilleri was appointed to the Board of Directors of América Móvil, S.A.B. de C.V. in April 2011, and previously served on the Board of Telmex International SAB from December 2009. Mr. Camilleri was a director of Kraft Foods Inc. (“Kraft”) from March 2001 to December 2007 and was Kraft’s Chairman from September 2002 to March 2007. Mr. Camilleri received a degree in Economics and Business Administration from HEC Lausanne, the Faculty of Business & Economics of the University of Lausanne (Switzerland).
Eddy Cue. Mr. Cue currently serves as Apple Inc.’s Senior Vice President of Internet Software and Services. He joined Apple in 1989 and oversees Apple’s industry-leading content stores including the iTunes Store, the App Store and the iBooks Store, as well as Apple Pay, Siri, Maps, iAd, the iCloud services, and Apple’s productivity and creativity apps. Mr. Cue earned a bachelor’s degree in Computer Science and Economics from Duke University. He was recognized by renowned cancer research center City of Hope with their 2014 Spirit of Life Award, honoring an individual whose work has fundamentally impacted the music, film and entertainment industry.
Giuseppina Capaldo. Ms. Capaldo is Full Professor of Private Law, at “La Sapienza” University of Rome. She is an independent member of the Board of Directors of Salini Impregilo S.p.A. (2012-present) and Credito Fondiario S.p.A. (2014-present). She was an independent member of the Board of Directors of Exor S.p.A. from 2012 to 2015. She was a member of the Board of Directors of Ariscom S.p.A. (an Italian insurance company) from 2012-2015 and A.D.I.R.-Assicurazioni di Roma (2006-2010). She collaborated with the Macchi di Cellere Gangemi law firm in the Banking and Finance, Corporate and M&A sectors (2004-2007). She has been Deputy Rector for Resource Planning and Assets (since 2014) at La Sapienza University; Director of LLM “Financial Markets Law” (since 2009). Previously, she served as Deputy Rector for Strategic Planning (2008-2014); Head of Department of “Law and Business” (2007-2013); and (2007-2011) Director of PhD “Contract Law and Business”. Ms. Capaldo has a degree in Economics and a degree in Law from “La Sapienza” University of Rome, has been a licensed certified public accountant since 1992 and is listed in the Register of Independent Auditors (since 1999). In addition, Ms. Capaldo has been qualified to practice law in Italy since 2003. She authored several publications in the areas of contract law, insurance law, financial law and market legal theory.
Sergio Duca. Mr. Duca has been the Chairman of the Board of Statutory Auditors of Enel S.p.A. since April 2010. He also serves as Chairman of the Board of Directors of Orizzonte SGR S.p.A., chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, the Compagnia San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Statutory Auditors of Exor S.p.A., Chairman of the Board of Statutory Auditors of GTech S.p.A. (former Lottomatica), Chairman of the Board of Statutory Auditors of Tosetti Value SIM, an independent director of Sella Gestione SGR and as a member of the Board of directors and Chairman of the Audit Committee of Autostrada Torino Milano S.p.A..From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.
Elena Zambon. Ms. Zambon is President of Zambon S.p.A., a multinational pharmaceutical company founded in Vicenza in 1906, Vice President of ZaCh - Zambon Chemicals and member of the Board of Zambon Company S.p.A., holding company of the group. Ms. Zambon is the founder of Secofind, the multi-family office of the Zambon family and President of the Foundation Zoé, Zambón Open Education. Ms. Zambon is a member of the Board of Unicredit and of Fondo Strategico Italiano, the Italian Sovereign Fund, as well as a member of the Board of IIT- Istituto Italiano di Tecnologia

(Italian Institute of Technology). Furthermore, Ms. Zambon is President of AidAF, the Italian Association of Family Businesses, and Vice President of Aspen Institute Italia. In June 2014 she was nominated “Cavaliere del Lavoro” by the President of the Italian Republic and has received the award “Imprenditore Olivettiano 2010” (Olivetti entrepreneur) and “Marisa Belisario 2010”, annually assigned to women who have distinguished themselves in the business world. From 1989 to 1994, Ms. Zambon worked for Citibank. Ms. Zambon was born in Vicenza in 1964, and received a bachelor degree in Business Administration at the University “Bocconi” in Milan.
Ferrari’s management consists of a Group Executive Council, or GEC, led by the Chairman. Set forth below are the names, year of birth and position of each of the member s of the GEC of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman
Amedeo Felisa	1946	Chief Executive Officer
Alessandro Gili	1971	Chief Financial Officer
Maurizio Arrivabene	1957	Managing Director of Gestione Sportiva
Luca Fuso	1961	Chief Brand Officer
Mario Mairano	1951	Chief Human Resources Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Ervino Riccobon	1964	Chief of Product and Processes Competitiveness
Nicola Boari	1970	Head of Product Marketing
Flavio Manzoni	1965	Head of Design
Biographies for the members of the GEC of Ferrari are included below:
Sergio Marchionne. See above.
Amedeo Felisa. See above.
Alessandro Gili. Mr. Gili was appointed as our Chief Financial Officer in February 2015. In April 2015 he was also appointed as President of Ferrari Financial Services S.p.A. From 2002 to 2014 he held multiple positions with Fiat, FCA US and FCA, including Group Chief Accounting Officer and Principal Accounting Officer, Vice President of World Class Finance and Processes, Corporate Controller and Chief Accounting Officer for FCA US, Head of Accounting and World Class Finance, Fiat Group Automobiles Sector, Director at Fiat Gesco (now FCA Services S.p.A.) and senior manager for KeyG Consulting S.p.A. Prior to joining the Fiat Group Mr. Gili was a project manager for Innovative Redesign Managements Consultants. Mr. Gili spent the first years of his career in Audit at Coopers & Lybrand. Mr. Gili holds a degree in economics, finance and administration from Turin University and is a Certified Public Accountant and Certified Public Auditor in Italy.
Maurizio Arrivabene. Mr. Arrivabene was appointed as Managing Director of Ferrari Gestione Sportiva (Formula 1 activities) and Team Principal of Scuderia Ferrari in January 2015. From 1997 to 2014 he held multiple positions with Philip Morris International Management SA. Most recently, Vice President of Marlboro Global Communication and Promotions and Event Marketing (from 2008 to 2011) and Vice President of Consumers, Channel Strategy and Event Marketing (from 2011 to 2014). Since 2010 Mr. Arrivabene is a member of the FIA Formula One Commission, initially representing Formula One sponsors and, since January 2015, representing Scuderia Ferrari. Since 2012 Mr. Arrivabene is serving as a member of the Board of Directors of Juventus F.C. S.p.A., where he has also been member of the Control and Risks Committee and the Nomination and Remuneration Committee from 2012 until 2015. Mr. Arrivabene studied architecture at the University of Venice and attended advanced courses at the IMD in Lausanne, Switzerland.
Luca Fuso. Mr. Fuso was appointed as our Chief Brand Officer in September 2015. Prior to joining Ferrari, Mr. Fuso served as the Global Head of Proprietary Brands Division and as Director of Safilo S.p.A. from 2013 to 2015 and as the Global Head of Licensed Brands Division from 2011 to 2013 of the SAFILO Group, an Italian eyewear designer and manufacturer. He has also previously served as Managing Director, Sportswear Division of Moncler-Industries S.p.A., an Italian apparel manufacturer and lifestyle brand, CEO and Managing Director of B&B Italia S.p.A., an Italian furniture company, and as General Manager and other roles at Diesel S.p.A., an Italian clothing company. Mr. Fuso received his degree in Business Administration from Perugia University and attended the Strategic Marketing Program at SDA Bocconi in Milan.
Mario Mairano. Mr. Mairano was appointed as our Chief Human Resources Officer in August 2007. He served as Senior Vice President human resources of Fiat Group from 2005 to 2007. Mr. Mairano held senior human resources roles at the Banca di Roma Group-Capitalia from 2000 to 2004 and previously served as human resources and organization manager at Ferrari S.p.A. from 1993 to 2000. From 1987 to 1993 he was human resources director at Fiat Auto and, prior to that, he was head of human resources management at Iveco. Mr. Mairano holds a degree in literature from Turin University.
Michael Hugo Leiters. Mr. Leiters was appointed as our Chief Technology Officer in January 2014. Prior to joining Ferrari he worked at Porsche AG from 2000 to 2013 where he held multiple positions, ultimately becoming head of the SUV product line in 2010. From 1996 to 2000, he served as an engineer and manager at the Institut fur Produktionstechnologie in Aachen, Germany. Mr. Leiters holds a engineering diploma and an engineering doctorate from RWTH-Aachen.
Enrico Galliera. Mr. Galliera was appointed as our Chief Marketing and Commercial Officer in April 2010. From 1990 to 2010 he worked for Barilla S.p.A, where he held multiple positions, ultimately becoming Europe and export market unit director. During his time at Barilla S.p.A., Mr. Galliera also served as director of customer business development for Europe, general manager for South West Europe and trade marketing director for Italy. Mr. Galliera holds a degree in economics and political science from the University of Parma.
Vincenzo Regazzoni. Mr. Regazzoni was appointed as our Chief Manufacturing Officer in March 2015. Prior to his appointment to that role, he held various senior production and industrial performance roles at Ferrari and Maserati, including head of Technologies and Infrastructure from 2010 to 2015 and head of Process/Product Technologies from 2003 to 2010. Prior to joining Ferrari in 1998, he held production roles at Varian S.p.A. and Fiat Auto S.p.A. Mr. Regazzoni has a degree in mechanical engineering with a specialization in management systems and plant from Tor Vergata University in Rome.
Ervino Riccobon. Mr. Riccobon was appointed as our Chief of Product and Processes Competitiveness in November 2012, upon joining Ferrari. Prior to that, he was with McKinsey & Company, as a partner since 2000 and a Director since 2005, where he advised clients across a number of industries and geographies on operations, strategy and organization. Mr. Riccobon has a degree in mechanical engineering from Turin Politecnico University and an MBA from the Scuola di Amministrazione Aziendale at Turin University.
Nicola Boari. Mr. Boari was appointed as our Head of Product Marketing and Market Intelligence in March 2010. Prior to joining Ferrari he worked at Indesit Company from 2004 to 2010, where he held various positions including product marketing director, responsible for product development for all product lines. From 1998 to 2004 he was a manager with the Boston Consulting Group. Mr. Boari holds a master in finance and economics from the London School of Economics and a PhD in economics from the University of Ancona, as well as a degree in finance and economics from the University of Bologna.
Flavio Manzoni. Mr. Manzoni was appointed as our Head of Design in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Skoda, Bentley, Bugatti and Vokswagen recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a specialization in industrial design from the University of Florence.
B. Compensation
Introduction
This remuneration report (the “Report”) describes the remuneration policy applicable to the executive and non-executive directors of the Company and the remuneration paid to these individuals for the year ended on December 31, 2015. The form and amount of compensation received by the directors of Ferrari for the year ended on December 31, 2015 was determined in accordance with the remuneration policy. The Company expects that further elements of the remuneration policy will be implemented in future periods.

Remuneration Policy for Executive Directors
The Board of Directors determines the compensation for our executive directors at the recommendation of the Compensation Committee and with reference to the remuneration policy. The remuneration policy is approved by our shareholders and is published on our corporate website www.ferrari.com.
The objective of the remuneration policy is to provide a compensation structure that allows us to attract and retain the most highly qualified executive talent and by motivating such executives to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values.
The policy is aligned with Dutch law and the Dutch Corporate Governance Code.
Features of the remuneration for executive directors
The remuneration policy aims to provide total compensation that:

•	attracts, retains and motivates qualified executives;

•	is competitive as compared to the compensation paid by comparable companies;

•	reinforces our performance driven culture and meritocracy; and

•	is aligned to shareholders interests.

The compensation structure for executive directors includes a fixed component and a variable component based on short and long-term performance. We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non- executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives. We establish target compensation levels using a market-based approach and we periodically benchmark our executive compensation program against peer companies and monitor compensation levels and trends in the market.
Remuneration elements
On such basis, the compensation of executive directors consists, inter alia, of the following elements:
Fixed component
The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors is to attract and retain highly qualified senior executives. Our policy is to periodically benchmark comparable salaries paid to executives with similar experience by comparable companies.
Variable components
Executive directors are also eligible to receive variable compensation subject to the achievement of pre-established financial and other identified performance targets. The short and long term components of executive directors’ variable remuneration are linked to predetermined, assessable targets.
Short-Term Incentives
The primary objective of performance based short-term variable cash based incentives is to incentivize the executive directors to focus on the business priorities for the current or next year. The executive directors’ variable remuneration is linked to the achievement of short-term (i.e. annual) financial and other identified objectives proposed by the Compensation Committee and approved by the non-executive directors each year.
To determine the executive directors’ annual performance bonus, the Compensation Committee and the non-executive directors:

•	approve the executive directors’ targets and maximum allowable bonuses;

•	select the appropriate metrics and their weighting;

•	set the stretch objectives;

•	consider any unusual items in a performance year to determine the appropriate measurement of achievement; and

•	approve the final bonus determination.

In addition, upon proposal of the Compensation Committee, the non-executive directors have authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on Ferrari’s results. The form of any such bonus (cash, common shares of Ferrari or options to purchase common shares) is determined by the non-executive directors from time to time.
Long Term Incentives
The primary objective of the performance based long-term variable equity based incentives is to reward and retain qualified executive directors over the longer term while aligning their interests with those of shareholders.
Our long-term variable incentives consist of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with our long term business planning. These equity based awards help align the executive directors’ interests with shareholder interests by delivering greater value to the executive director as shareholder value increases.
Other Benefits
Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.
Remuneration Policy for Non-Executive Directors
Remuneration of non-executive directors is approved by the shareholders and periodically reviewed by the Compensation Committee.
The current annual remuneration for the non-executive directors is:

•	$200,000 for each non-executive director

•	An additional $10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman.

•	An additional $5,000 for each member of the Compensation Committee and the Governance Committee and $15,000 for the Compensation Committee Chairman and the Governance Committee Chairman.

•	An additional $25,000 for the lead non-executive director.

Non-executive directors elect whether their annual cash retainer fee will be converted, on the date payment is made, (i) half in Ferrari common shares or (ii) 100% in Ferrari common shares, provided that Ferrari will at all times have the option, in its discretion, to settle any retainer fee entirely in cash; whereas, the committee membership and committee chair fee payments will be made all in cash (providing a Board fee structure common to other large multinational companies to help attract a multinational Board membership). Remuneration of non-executive directors is fixed and not dependent on the Ferrari’s financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans.

Directors' Compensation
The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2015 from Ferrari and its subsidiaries.

Name	Office held	In office from/to	Fixed compensation		Variable compensation		Total
In Euro			Base salary	Pension premium	Cash	Other(4)
Sergio Marchionne(1)	Chairman and Executive Director	10/21/15-12/31/15	-	-	-	-	-
Amedeo Felisa(2)	Chief Executive Officer and Executive Director	10/21/15-12/31/15	1,105,819	758,658	800,000	-	2,664,477
Piero Ferrari(3)	Vice Chairman and Non-Executive Director	10/21/15-12/31/15	260,475	16,126	-	-	276,601
Louis C. Camilleri	Senior Non-Executive Director	10/21/15-12/31/15	42,964	-	-	-	42,964
Eddy Cue	Non-Executive Director	10/21/15-12/31/15	38,294	-	-	-	38,294
Giuseppina Capaldo	Non-Executive Director	10/21/15-12/31/15	42,030	-	-	-	42,030
Sergio Duca	Non-Executive Director	10/21/15-12/31/15	42,030	-	-	-	42,030
Elena Zambon	Non-Executive Director	10/21/15-12/31/15	40,162	-	-	-	40,162
(1) No compensation was paid by Ferrari or any of its subsidiaries to Mr. Marchionne in his capacity of Chairman and Executive Director for the year ended December 31, 2015
(2) Global compensation received for all services in the Ferrari group, including in the capacity of Chief Executive Officer of Ferrari S.p.A., for the full year ended December 31, 2015
(3) Includes a base salary for €223,116 and pension premium for €16,126 received for services in the capacity of Vice Chairman of Ferrari S.p.A. for the full year ended December 31, 2015
(4) Includes any annual shares, options and pension rights that have been awarded and other emoluments, where applicable.

Compensation of the members of the GEC
The compensation paid during the year ended December 31, 2015 by Ferrari and its subsidiaries to the members of the GEC amounted to €16.4 million in aggregate (excluding the compensation paid to Mr. Felisa in his capacity of Chief Executive Officer, which is reflected in the amount included in the table above).
Director and Officer Overlaps

There are overlaps among the directors and officers of FCA and our directors and officers. For example, Mr. Marchionne is also the Chief Executive Officer of FCA, and certain of our other directors and officers, may also be directors or officers of FCA or Exor, which holds approximately 23.5 percent of our common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29 percent of the common shares and 44 percent of the voting power in FCA. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may raise certain conflicts of interest. See “Item 3.D. Risk Factors—We may have potential conflicts of interest with FCA and Exor.”

C. Board Practices

Please refer to “Item 6.A. Directors and Senior Management” for additional information concerning the Company’s Directors required by this item.
Committees
The Board of Directors has established an Audit Committee effective as of October 21, 2015. Each member of the Audit Committee is an “independent” member of the Board of Directors under Rule 10A-3 under the Exchange Act and within the meaning of the Dutch corporate governance code (the Code).
The Compensation Committee and a Governance and Sustainability Committee were established by the Board of Directors effective as of January 3, 2016. The functions that these committees shall perform and their powers and responsibilities will be determined by the Board of Directors in light of our size and structure and the provisions of the Code.

The Audit Committee consists of the following members:

Name	Position
Sergio Duca	Chairperson
Giuseppina Capaldo	Member
Elena Zambon	Member

The Board of Directors has approved the charter of the Audit Committee, effective as of October 21, 2015. The function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of Ferrari’s financial statements, including any published interim reports; (ii) Ferrari’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) Ferrari’s compliance with legal and regulatory requirements; (v) Ferrari’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; and (vii) the implementation and effectiveness of the company’s ethics and compliance program. The Audit Committee shall be comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

•	neither have a material relationship with Ferrari, as determined by the Board of Directors nor be performing the functions of auditors or accountants for Ferrari;

•	be an “independent” member of the Board of Directors under the rules of the NYSE and Rule 10A- 3 under the Exchange Act and within the meaning of the Code; and

•	be “financially literate” and have “accounting or selected financial management expertise” qualifications, as determined by the Board of Directors.

At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and best practice provisions of the Code.
The Governance and Sustainability Committee consists of the following members:

Name	Position
Sergio Marchionne	Chairperson
Eddy Cue	Member
Sergio Duca	Member

The Board of Directors has approved the charter of the Governance and Sustainability Committee effective as of October 21, 2015. The function of the Governance and Sustainability Committee is to assist the board of Directors with respect to the determination of, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointments of executive and non- executive directors. The Governance and Sustainability Committee shall be comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at most two (2) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.
The Compensation Committee consists of the following members:

Name	Position
Giuseppina Capaldo	Chairperson
Louis Camilleri	Member
Elena Zambon	Member

The Board of Directors has approved the charter of the Compensation Committee. The function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; (iv) remuneration report. The Compensation Committee shall be comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.
D. Employees
Human capital is a crucial factor in our success, in terms of building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, such as our Graduates Project, aimed at identifying and recruiting graduates from the world’s best universities; our appraisal system to assess our manager, professional and white collar employees, through performance management metrics; our talent management and succession planning; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and dedicated wellness programs, including our Formula Uomo program and Formula Benessere program (which offer medical assistance to employees and their families).
At December 31, 2015, we had a total of 2,998 employees, including 87 executives. Of these, approximately 2,834 were based at our Maranello facility, and approximately 164 in offices around the world, mostly in North America and China.

	For the years ended December 31,
	2015	2014	2013
White collar employees	1,304	1,177	1,088
Italy	1,143	1,045	968
Rest of the world	161	132	120
Blue collar employees	1,607	1,603	1,619
Italy	1,604	1,600	1,615
Rest of the world	3	3	4
Executives	87	78	80
Total	2,998	2,858	2,787
The increase in employees in recent periods principally related to a strengthening of technical competencies, particularly within our Formula 1 activities. Furthermore, in 2012, we began producing engines for the new Maserati cars. The planned production volumes required adoption of innovative work organization mechanisms, in terms of number of shifts and hours, thus enabling effective management of a varying production demand. The new activity required the addition of 232 workers, who are currently on agency contracts. These workers are not included in the total Ferrari employee head count referenced above.
Approximately 12% percent of the employees at our Maranello and Modena facilities were trade union members in 2015. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement renewed on July 30, 2014 and in effect through December 31, 2015 which we expect will be renewed in the coming months. Our other employees are covered by the collective bargaining agreement entered into by FCA and FIM-CISL, UILM-IUL, FISMIC, UGL and Associazione Quadri e Capi FIAT, which has been recently renewed until December 31, 2018, and by a Ferrari Enterprise Bargaining Agreement signed by us and FIM, UILM and FISMIC which expired on December 31, 2015, which we expect will be renewed in the coming months. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €5,060 gross per year payable in three installments.
In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

E. Share Ownership
The number of Shares directly and indirectly owned by members of the Board of Directors and members of the GEC on February 19, 2016 is set forth in the table below.

Name	Common Shares	Special Voting Shares
Piero Ferrari	18,892,160	18,892,160
Sergio Marchionne	1,462,000
Louis C. Camilleri	495
Mario Mairano	519
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor is the largest shareholder of Ferrari through its 23.5 percent shareholding interest in our common shares (as of February 19, 2016). See “Item 4.A. History and Development of the Company.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 33.4 percent. In addition, Mr. Piero Ferrari holds 10 percent of our common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.4 percent.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “Shareholders' Agreement”.
Exor is controlled by Giovanni Agnelli e C. S.a.p.az, (“G.A.”) which holds 51.39 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Gianluigi Gabetti, Gianluca Ferrero, Luca Ferrero de’ Gubernatis Ventimiglia and Maria Sole Agnelli.
Based on the information in Ferrari’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to us, the following persons owned, directly or indirectly, in excess of three percent of the common shares of Ferrari, as of February 19, 2016:

Shareholder	Number of common shares	Percentage owned*
Exor S.p.A.	44,435,280	23.5%
Piero Ferrari	18,892,160	10%
Public Shareholders	125,596,059	66.5%
______________________________
(*) The percentages of share capital set out in this table may slightly differ from the percentages of share capital included in the public register held by the AFM of all notifications made pursuant to the disclosure obligations under chapter 5.3 of the Dutch Act on financial supervision (Wet op het financieel toezicht; the “AFS”), such, inter alia, because any shares held in treasury by Ferrari will be counted also in the relevant numerators for purposes of the AFS disclosure obligations, although such treasury shares cannot be regarded to be part of Ferrari’s “outstanding share capital” and therefore have not been taken into consideration for the calculations of the percentages of share capital and voting rights set out in this table.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of January 31, 2016, approximately 68.8 million Ferrari common shares, or 36 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, 1,220 record holders had registered addresses in the United States.
Shareholders' Agreement
On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective upon the completion of the Separation on January 3, 2016 (the “Shareholders Agreement”) and prior to the admission to listing and trading of the common shares of Ferrari on the MTA (as defined below). Ferrari is not a party to the Shareholders

Agreement and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders Agreement based on regulatory filings made by Exor and Piero Ferrari.
Consultation
For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting, Exor and Piero Ferrari will consult with each other prior to each General Meeting. For the purposes of this consultation right and duties, representatives of each of Exor and Piero Ferrari shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting. This consultation right does not include an obligation to vote in any certain way nor does it constitute a veto right in favor of Piero Ferrari.
AFS mandatory offer rules - acting in concert
Exor and Piero Ferrari acknowledged and agreed that the Dutch public offer rules as laid down in chapter 5.1 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht, the “AFS”), as of January, 4 2016, the date on which trading in the common shares of Ferrari on the Mercato Telematico Azionario (“MTA”) commenced, be applicable to Ferrari and the shareholders. As - upon the Separation becoming effective and prior to the first trading date on the MTA - (i) Exor individually, and Exor and Piero Ferrari combined, will continue to have a voting interest of more than 30% in Ferrari as a result of which Exor individually, and Exor and Piero Ferrari combined, are deemed to have a controlling influence over Ferrari within the meaning of Dutch law. Therefore, Exor individually and Exor and Piero Ferrari combined, as well as any ultimate controlling persons of either of them, will benefit from an exemption from the Dutch mandatory takeover offer requirements.
Pre-emption right in favor of Exor and right of first offer of Piero Ferrari
In the event that Piero Ferrari intends to transfer (in whole or in part) his Ferrari common shares or he receives a third party offer for the acquisition of all or part of his Ferrari common shares, Exor will have the right to purchase all (but not less than all) of the common shares Piero Ferrari intends to transfer on the terms of the original proposed transfer by Piero Ferrari or, in case the original proposed transfer was for no consideration, at market prices determined pursuant to the agreement.
In the event Exor intends to transfer (in whole or in part) its common shares to a third party, either solicited or unsolicited, Piero Ferrari will have the right to make a binding, unconditional and irrevocable all cash offer for the purchase of such common shares.
The foregoing will not apply to in case of transfers of common shares: (i) by any party to the Shareholders Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Articles of Association) of such party, (ii) by Exor, to any affiliate of Giovanni Agnelli e C. S.a.p.az., to a successor in business of Giovanni Agnelli e C. S.a.p.az. and to any affiliate of a successor in business of Giovanni Agnelli e C. S.a.p.az., and (iii) by any party to the Shareholders Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari shall not apply in relation to, and Piero Ferrari shall be free and allowed to carry out, market sales to third parties of his common shares which in the aggregate do not exceed, during the whole period of validity of the Shareholders Agreement, 0.5% of the number of common shares owned by Piero Ferrari upon completion of the Separation.
Term
The Shareholders Agreement entered into force upon completion of the Separation on January 3, 2016 and shall remain in force until the fifth anniversary of the effective date of the Separation, provided that if neither of the parties to the Shareholders Agreement terminates the Shareholders Agreement within six months before the end of the initial term, then the Shareholders Agreement shall be renewed automatically for another five year term.
The Shareholders Agreement shall terminate and cease to have any effect as a result of the transfer of all the common shares owned by either Exor or Piero Ferrari to a third party.
Governing law and jurisdiction
The Shareholders Agreement is governed by and must be interpreted according to the laws of the Netherlands. Any disputes arising out of or in connection with the Shareholders Agreement are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

B. Related Party Transactions
Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the FCA group and the companies controlled by Exor (including CNH Industrial NV and its subsidiaries), and our unconsolidated subsidiaries. In addition, members of our Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties are primarily of a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables. In particular, these transactions relate to:
Transactions with FCA

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. which are controlled by FCA;

•	the purchase of engine components from FCA US LLC, which is controlled by FCA, for use in Maserati engines;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A.,Automotive Lighting LLC and Automotive Lighting Italia S.p.A., which are controlled by FCA; and

•
transactions with other FCA companies, mainly relating to the services provided by FCA companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship vehicles for the display of FCA Group logos on the Formula 1 cars.

Financial Transactions with FCA

•
we sell a portion of our trade and financial receivables to the FCA Bank Group, which is jointly controlled by FCA; on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

•	certain of our financing companies obtain financing from FCA companies;

•
certain of our companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of FCA. Deposits with FCA earned EURIBOR or LIBOR +15bps. Following the Separation, these arrangements were terminated and we are now managing our liquidity and treasury function on a standalone basis;

•	the Group has purchased trade receivables from the FCA on a non-recourse basis. The interest earned on such receivables is recorded in net revenues; and

•	the Group had financial receivables with Maserati S.p.A. and Automotive Lighting LLC, which were settled in the ordinary course of business.
Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team; and

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with Other Related Parties

•	the purchase of leather goods from Poltrona Frau S.p.A., which was controlled by our former Chairman until March 25, 2014 when he sold his controlling interest;

•	the purchase of components for Formula 1 racing vehicles from COXA S.p.A., controlled by Mr. Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Mr. Piero Ferrari.

•	sponsorship agreement relating to our Formula 1 activities with Philip Morris International, of which Mr. Marchionne is a director and Mr. Camilleri is Chairman.
In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities. Please see Note 27 to the Consolidated Financial Statements for further details on our related party transactions.
C. Interests of Experts and Counsel

Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements and report of our independent registered public accounting firm.

Export Sales

Refer to “Item 4.B. Business Overview” for a discussion of our sales and distribution channels.

Legal Proceedings

Legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. For information regarding provisions made for legal proceedings, refer to Note 22 of our Consolidated Financial Statement.

Dividend Policy

On February 19, 2016 the Board of Directors resolved to make a distribution of Euro 0.46 per common share in accordance with paragraph 10 of Article 23 of the Articles of Association.

We intend to return capital to holders of common shares over time through a sustainable dividend policy designed to provide adequate returns to shareholders, while supporting growth and protecting our creditworthiness in order to facilitate access to external funding. We intend to pay between 25% and 40% of our annual net profit by way of dividend; however, the actual level of dividends will be subject to our earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time of the dividend. For additional information on distribution of profits, refer to Item 10B. Memorandum and Articles of Association. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors.

All issued and outstanding common shares will rank equally and will be eligible for any profit or other payment that may be declared on the common shares. Pursuant to our Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to the special dividend reserve. A distribution from the special dividend reserve or the (partial) release of the special dividend reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares. Ferrari does not intend to propose any distribution from the special dividend reserve.

For additional information on distribution of profits, refer to “Item 10.B. Memorandum and Article of Association.”
B. Significant Changes

Except otherwise disclosed within this Annual Report on Form 20-F, no significant change has occurred since the date of the Consolidated Financial Statements.
Item 9. The Offer and Listing
A. Offer and Listing Details

On October 21, 2015, our common shares began trading on the NYSE under the symbol “RACE”. On January 4, 2016, our common shares began trading on the MTA under the symbol “RACE”.

The following table presents the high and low closing market prices of Ferrari common shares as reported on the NYSE and the MTA for each of the periods indicated:

	NYSE		MTA
	High	Low	High	Low
	($)		(€)
Period
October 2015 (1)	56.75	50.43	N/A	N/A
November 2015	54.34	45.66	N/A	N/A
December 2015	48.98	46.36	N/A	N/A
January 2016	48.49	39.90	44.60	35.73
February 2016 (through February 19, 2016)	39.93	32.00	36.50	28.00
_____________________
(1) From October 21, 2015
B. Plan of Distribution
Not applicable.
C. Markets

Our common shares are listed and traded on the NYSE and on the MTA under the symbol “RACE”.
D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Article of Association
A copy of the articles of association of Predecessor Ferrari has been filed as Exhibit 3.1 to Ferrari N.V. Registration Statement on Form F-1 filed on July 23, 2015. Our articles of association are identical in all material aspect to those of Predecessor Ferrari.

The Ferrari Shares, Articles Of Association And Terms And Conditions Of The Special Voting Shares

Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 under the name FE New N.V., in contemplation of the Merger, and was renamed Ferrari N.V. effective as of January 3, 2016, upon effectiveness of the Merger. Its corporate seat (statutaire zetel) is in Amsterdam, the Netherlands, and its registered office and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111.
Since incorporation Ferrari has had, and it intends to continue to have, its place of effective management in Italy. It will therefore be a tax resident of Italy under both Italian tax law and Article 4 of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of a double taxation with respect to taxes on income and on capital of 1980.

Following is a summary of material information relating to the Ferrari common shares, including summaries of certain provisions of the Ferrari Articles of Association (the “Ferrari Articles of Association”), the terms and conditions in respect of the Ferrari special voting shares (the “Terms and Conditions”) and the applicable Dutch law provisions in effect at the date of this annual report. The summaries of the Ferrari Articles of Association and the Terms and Conditions as set forth in this annual report are qualified in their entirety by reference to the full text of the Ferrari Articles of Association, and Terms and Conditions.
Share Capital
The authorized share capital of Ferrari is seven million five hundred thousand Euro (€7,500,000), divided into three hundred seventy five million (375,000,000) Ferrari common shares, nominal value of one Euro cent (€0.01) per share and an equal number of special voting shares, nominal value of one Euro cent (€0.01) per share.
Upon incorporation on September 4, 2015, Ferrari’s issued share capital was Euro 50,000, fully paid and divided into 5,000,000 common shares having a nominal value of Euro 0.001 each.  In connection with the Merger, Ferrari issued 188,921,600 common shares and 56,497,618 special voting shares, and the 5,000,000 common shares previously outstanding were retired and are now held in treasury
A delegation of authority to the Ferrari Board of Directors to authorize the issuance of common shares without pre-emptive rights enables Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time.

Ferrari common shares are registered shares represented by an entry in the share register of Ferrari. The Ferrari Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, such share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange. A register of shareholders is maintained by Ferrari in the Netherlands and a branch register is maintained in the United States on Ferrari’s behalf by the Transfer Agent, which serves as branch registrar and transfer agent.
Beneficial interests in Ferrari common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in Ferrari’s register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the Ferrari common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
Directors

Set forth below is a summary description of the material provisions of the Ferrari Articles of Association, relating to our directors. The summary does not restate the Ferrari Articles of Association in their entirety.
Ferrari’s directors serve on the Ferrari Board of Directors for a term of approximately one year, such term ending on the day that the first annual general meeting of the shareholders is held in the following calendar year. Ferrari’s shareholders appoint the directors of the Ferrari Board of Directors at a general meeting. Each director may be reappointed at any subsequent general meeting of shareholders. The general meeting of shareholders determines whether a director is an executive director or a non-executive director.
The Ferrari Board of Directors is a one tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Ferrari (executive directors) and members not having such day-to-day responsibility (non-executive directors). The tasks of the executive and non-executive directors in a one-tier board such as Ferrari’s Board of Directors may be allocated under or pursuant to the Ferrari Articles of Association, provided that the general meeting has stipulated whether such director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive directors or nominating directors for appointment. Tasks that are not allocated fall within the power of the Ferrari Board of Directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of Ferrari (including supervision thereof in case of non-executive directors). The Ferrari Board of Directors may determine that one or more directors can lawfully adopt board resolutions concerning matters belonging to his or their duties.
Ferrari has a policy in respect of the remuneration of the members of the Ferrari Board of Directors. With due observation of the remuneration policy, the Ferrari Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The Ferrari Board of Directors must submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares.
Ferrari shall not grant the directors any personal loans or guarantees.
Loyalty Voting Program
In connection with the Separation, Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA, Piero Ferrari and FCA shareholders holding FCA special voting shares prior to the Separation including Exor, in addition to Ferrari common shares.
After the Separation Exor holds approximately 33.4 percent of the voting power in us, Piero Ferrari holds approximately 15.4 percent of the voting power in us and public shareholders hold approximately 51.2 percent of the voting power in us. For more information on the Separation, see “Item 4.A. History and Development of the Company.”

Subject to meeting certain conditions, our common shares can be registered in our loyalty register (the “Loyalty Register”) and all such common shares may qualify as qualifying common shares (“Qualifying Common Shares”). The holder of Qualifying Common Shares is entitled to receive without consideration one special voting share in respect of each such Qualifying Common Share. Pursuant to the Terms and Conditions, and for so long as the Ferrari common shares remain in the Loyalty Register, such Ferrari common shares shall not be sold, disposed of, transferred, except in very limited circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers (defined in the Terms and Conditions as “Loyalty Transferee”), but a shareholder may create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Ferrari common shares, provided that the voting rights in respect of such Ferrari common shares and any corresponding special voting shares remain with such shareholder at all times. Ferrari’s shareholders who want to directly or indirectly sell, dispose of, trade or transfer such Ferrari common shares or otherwise grant any right or interest therein, or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Ferrari common shares with a potential transfer of voting rights relating to such encumbrances will need to submit a de-registration request as referred to in the Terms and Conditions, in order to transfer the relevant Ferrari common shares to the regular trading system (the “Regular Trading System”) except that a Ferrari shareholder may transfer Ferrari common shares included in the Loyalty Register to a Loyalty Transferee (as defined in the Terms and Conditions) of such Ferrari shareholder without transferring such shares from the Loyalty Register to the Regular Trading System.

Ferrari’s shareholders who seek to qualify to receive special voting shares can also request to have their Ferrari common shares registered in the Loyalty Register. Upon registration in the Loyalty Register such shares will be eligible to be treated as Qualifying Common Shares, provided they meet the conditions more fully described under “—Terms and Conditions of the Special Voting Shares” below.
Notwithstanding the fact that Article 13 of the Ferrari Articles of Association permits the Board of Directors of Ferrari to approve transfers of special voting shares, the special voting shares cannot be traded and are transferable only in very limited circumstances (i.e., to a Loyalty Transferee described above, or to Ferrari for no consideration (om niet)).
Pursuant to Article 23 of the Ferrari Articles of Association, Ferrari shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall be issued and paid up against this special capital reserve.
The special voting shares have immaterial economic entitlements. Such economic entitlements are designed to comply with Dutch law but are immaterial for investors. The special voting shares carry the same voting rights as Ferrari common shares.
Section 10 of the Terms and Conditions include liquidated damages provisions intended to deter any attempt by holders to circumvent the terms of the special voting shares. Such liquidated damages provisions may be enforced by Ferrari by means of a legal action brought by Ferrari before competent courts of Amsterdam, the Netherlands. In particular, a violation of the provisions of the Terms and Conditions concerning the transfer of special voting shares, Electing Common Shares (common shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares in accordance with the Ferrari Articles of Association) and Qualifying Common Shares may lead to the imposition of liquidated damages. Because we expect the restrictions on transfers of the special voting shares to be effective in practice we do not expect the liquidated damages provisions to be used.
Pursuant to Section 12 of the Terms and Conditions, any amendment to the Terms and Conditions (other than merely technical, non-material amendments and unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the Ferrari common shares are listed) may only be made with the approval of the general meeting of shareholders of Ferrari.

At any time, a holder of Qualifying Common Shares or Electing Common Shares may request the de-registration of such shares from the Loyalty Register to enable free trading thereof in the Regular Trading System. Upon the de-registration from the Loyalty Register, such shares will cease to be Electing Common Shares or Qualifying Common Shares as the case may be and will be freely tradable and voting rights attached to the corresponding special voting shares will be suspended with immediate effect and such special voting shares shall be transferred to Ferrari for no consideration (om niet).
Terms and Conditions of the Special Voting Shares

The Terms and Conditions apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in our share capital and to certain aspects of Electing Common Shares, Qualifying Common Shares and Ferrari common shares, which are or will be registered in the Loyalty Register.
Application for Special Voting Shares
A Ferrari shareholder may at any time elect to participate in the loyalty voting program by requesting that Ferrari register all or some of the number of Ferrari common shares held by such Ferrari shareholder in the Loyalty Register. Such election shall be effective and registration in the Loyalty Register shall occur as of the end of the calendar month during which the election is made. If such Ferrari common shares (i.e. Electing Common Shares) have been registered in the Loyalty Register (and thus blocked from trading in the Regular Trading System) for an uninterrupted period of three years in the name of the same shareholder, the holder of such Ferrari common shares will be entitled to receive one Ferrari special voting share for each such Ferrari common share that has been registered. If at any moment in time such Ferrari common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder loses its entitlement to hold a corresponding number of Ferrari special voting shares.
Withdrawal of Special Voting Shares
As described above, a holder of Qualifying Common Shares or Electing Common Shares may request that some or all of its Qualifying Common Shares or Electing Common Shares be de-registered from the Loyalty Register and if held outside the Regular Trading System, transfer such shares back to the Regular Trading System, which will allow such shareholder to freely trade its Ferrari common shares, as described below. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated with the Ferrari special voting shares which were issued and allocated in respect of such Qualifying Common Shares. Any such request would automatically trigger a mandatory transfer requirement pursuant to which the Ferrari special voting shares will be offered and transferred to Ferrari for no consideration in accordance with the Ferrari Articles of Association and the Terms and Conditions. Ferrari may continue to hold the special voting shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, Ferrari may withdraw and cancel the special voting shares, as a result of which the nominal value of such shares will be allocated to the special capital reserves of Ferrari. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying Common Shares being deregistered from the Loyalty Register. No shareholder required to transfer special voting shares pursuant to the Terms and Conditions shall be entitled to any purchase price for such special voting shares and each shareholder expressly waives any rights in that respect as a condition to participation in the loyalty voting program.
Change of Control
A shareholder who is a holder of Qualifying Common Shares or Electing Common Shares must promptly notify the Agent and Ferrari upon the occurrence of a “change of control” as defined in the Ferrari Articles of Association, as described below. The change of control will trigger the de-registration of the relevant Electing Common Shares or Qualifying Common Shares or the relevant Ferrari common shares in the Loyalty Register. The voting rights attached to the special voting shares issued and allocated in respect of the relevant Qualified Common Shares will be suspended upon a direct or indirect change of control in respect of the relevant holder of such Qualifying Common Shares that are registered in the Loyalty Register.

For the purposes of this section a “change of control” shall mean, in respect of any Ferrari shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intra-group transfer under the same parent company, (b) the transfer of ownership and /or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20 percent) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the change of control transaction. “Transferred Group” shall mean the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of change of control.
Liability to Further Capital Calls
All of the outstanding Ferrari common shares are fully paid and non-assessable.

Additional Issuances and Rights of Preference
Issuance of Shares
The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Ferrari Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each.
Ferrari will not be required to obtain approval from a General Meeting to issue shares pursuant to the exercise of a right to subscribe for shares that was previously granted pursuant to authority granted by the shareholders or pursuant to delegated authority by the Board of Directors. The General Meeting shall, for as long as any such designation of the Board of Directors of Ferrari for this purpose is in force, no longer has authority to decide on the issuance of shares.
Rights of Pre-emption

Under Dutch law and the Ferrari Articles of Association, each Ferrari shareholder has a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new Ferrari common shares (or the granting of rights to subscribe for Ferrari common shares). Exceptions to this right of pre-emption include the issuance of new Ferrari common shares (or the granting of rights to subscribe for common shares): (i) to employees of Ferrari or another member of its group pursuant to a stock compensation plan of Ferrari, (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously granted right to subscribe for Ferrari common shares.
In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.
The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Ferrari Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Ferrari Board of Directors for a specified period of time of not more than five years and only if the Ferrari Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Ferrari Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period.

Repurchase of Shares
Upon agreement with the relevant Ferrari shareholder, Ferrari may acquire its own shares at any time for no consideration (om niet), or subject to certain provisions of Dutch law and the Ferrari Articles of Association for consideration, if: (i) Ferrari’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (ii) Ferrari and its subsidiaries would thereafter not hold shares or hold a pledge over Ferrari common shares with an aggregate nominal value exceeding 50 percent of the Ferrari’s issued share capital and (iii) the Ferrari Board of Directors has been authorized to do so by the General Meeting.
The acquisition of fully paid-up shares by Ferrari other than for no consideration (om niet) requires authorization by the General Meeting. Such authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares from employees of Ferrari or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Such shares must be officially listed on a price list of an exchange.

At a General Meeting the shareholders may resolve to designate the Board of Directors of Ferrari as the competent body to resolve on Ferrari acquiring any Ferrari’s fully paid up Ferrari common shares other than for no consideration (om niet) for a period of up to 18 months.
Ferrari may, jointly with its subsidiaries, hold Ferrari shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of such Ferrari shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Ferrari shares held by Ferrari in excess of the amount permitted shall transfer to all members of the Ferrari Board of Directors jointly at the end of the last day of such three year period. Each member of the Ferrari Board of Directors shall be jointly and severally liable to compensate Ferrari for the value of the Ferrari shares at such time, with interest at the statutory rate thereon from such time. The term Ferrari shares in this paragraph shall include depositary receipts for shares and shares in respect of which Ferrari holds a right of pledge.
No votes may be cast at a General Meeting on the Ferrari shares held by Ferrari or its subsidiaries. Also no voting rights may be cast at a General Meeting in respect of Ferrari shares for which depositary receipts have been issued that are owned by Ferrari. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by Ferrari and its subsidiaries in Ferrari’s share capital are not excluded from the right to vote on such shares, if the right of usufruct or pledge was granted prior to the time such shares were acquired by Ferrari or its subsidiaries. Neither Ferrari nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.
Reduction of Share Capital
Shareholders at a General Meeting have the power to cancel shares acquired by Ferrari or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the General Meeting, if less than one-half of the issued capital is present or represented at the meeting. If more than one-half of the issued share capital is present or represented at the meeting, a simple majority of the votes cast at the General Meeting is required. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.
Transfer of Shares
In accordance with the provisions of Dutch law, pursuant to Article 12 of the Ferrari Articles of Association, the transfer or creation of shares or a right in rem thereon requires a deed of transfer executed before a Dutch civil law notary, unless shares are (or shall shortly be) admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act or a system comparable to a regulated market or multilateral trading facility.
The transfer of Ferrari common shares that have not been entered into a book-entry system will be effected in accordance with Article 12 of the Ferrari Articles of Association.
Common shares that have been entered into the DTC book-entry system will be registered in the name of Cede & Co., as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Article 12 of the Ferrari Articles of Association does not apply to the trading of such Ferrari common shares on a regulated market or the equivalent thereof.
Transfers of shares held outside of DTC (including Monte Titoli S.p.A., as a participant in DTC) or another direct registration system maintained by Computershare, Ferrari’s transfer agent in New York (“Transfer Agent”) and not represented by certificates are effected by a stock transfer instrument and require the written acknowledgment by Ferrari. Transfer of registered certificates is effected by presenting and surrendering the certificates to the Transfer Agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes.
Ferrari common shares are freely transferable. As described below, special voting shares are generally not transferable.
At any time, a holder of Ferrari common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such Ferrari common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such Ferrari common shares no longer qualify as Electing Common Shares or Qualifying Common Shares, as a result, the holder of such Ferrari common shares is required to offer and transfer the special voting shares associated with such Ferrari common shares that were previously Qualifying Common Shares to Ferrari for no consideration (om niet) as described in detail in “—Loyalty Voting Program—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares.”
Annual Accounts and Independent Auditor
Ferrari’s financial year is the calendar year. Within four months after the end of each financial year, the Ferrari Board of Directors will prepare the annual accounts, which must be accompanied by an annual report and an auditor’s report and will publish the accounts and annual report and will make those available for inspection at Ferrari’s registered office. All members of the Ferrari Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the General Meeting at the annual general meeting of shareholders, at which meeting the members of the Ferrari Board of Directors will be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditor’s report are made available through Ferrari’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.
Payment of Dividends
Ferrari may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to Ferrari itself for shares that Ferrari holds in its own share capital.

Ferrari may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The Ferrari Board of Directors may determine that other freely distributable distributions shall be made, in whole or in part, from Ferrari’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of Ferrari and provided further that the policy of Ferrari on additions to reserves and dividends is duly observed.
Holders of special voting shares will not receive any dividend in respect of the special voting shares. However Ferrari maintains a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. This allocation establishes a reserve for the amount that would otherwise be paid. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special dividend reserve or the partial or full release of such reserve requires a prior proposal from the Ferrari Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.
Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the General Meeting, be distributed as dividends on the Ferrari common shares only. The General Meeting may resolve, on the proposal of the Ferrari Board of Directors, to declare and distribute dividends in U.S. Dollars. The Ferrari Board of Directors may decide, subject to the approval of the General Meeting and the Ferrari Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares, or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the Ferrari Articles of Association or Dutch law will have to be repaid by the shareholders who knew or should have known, of such violation.

General Meetings and Voting Rights
Annual Meeting
An annual General Meeting must be held within six months from the end of Ferrari’s preceding financial year. The purpose of the annual General Meeting is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Ferrari Board of Directors from liability for their management and supervision, and other proposals brought up for discussion by the Ferrari Board of Directors.
General Meeting and Place of Meetings
Other General Meetings will be held if requested by the Ferrari Board of Directors, the chairman of the Ferrari Board of Directors, the chairperson or the chief executive officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10 percent of the issued share capital of the company (taking into account the relevant provisions of Dutch law, and the Ferrari Articles of Association and the applicable stock exchange regulations). General Meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.
Convocation Notice and Agenda
General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 15 days before the meeting or 42 days if shares of Ferrari or depositary receipts issued with cooperation of Ferrari have been admitted to trading on the MTA or another regulated market as referred to in Article 1:1 of the Dutch Financial Supervision Act. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the General Meeting must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Ferrari Board of Directors at least 60 days before the day of the meeting.
Admission and Registration
Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the Ferrari common shares accrues, shall be authorized to attend the General Meeting, to address the General Meeting and to exercise its voting rights. The registration date of each General Meeting is the twenty-eighth day prior to the date of the General Meeting so as to establish which shareholders are entitled to attend and vote at the General Meeting. Only holders of shares and other persons entitled to vote or attend the General Meeting, at such registration date are entitled to attend and vote at the General Meeting. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.
Those entitled to attend a General Meeting may be represented at a General Meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.
Members of the Ferrari Board of Directors have the right to attend a General Meeting. In these General Meetings they have an advisory role.
Voting Rights
Each Ferrari common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Ferrari Articles of Association prescribes a larger majority. Under Dutch law and/or the Ferrari Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Ferrari Articles of Association;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to authorize the Ferrari Board of Directors to restrict or exclude shareholder rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to dissolve Ferrari.
Shareholders’ Votes on Certain Transactions
Any important change in the identity or character of Ferrari must be approved by the General Meeting, including (i) the termination transfer to a third party of the business of Ferrari or practically the entire business of Ferrari; (ii) the entry into or breaking off of any long-term cooperation of Ferrari or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Ferrari; and (iii) the acquisition or disposal by Ferrari or a subsidiary of an interest in the capital of a company with a value of at least one-third of Ferrari’s assets according to the consolidated statement of financial position with explanatory notes included in the last adopted annual accounts of Ferrari.

Amendments to the Ferrari Articles of Association, including Variation of Rights
A resolution of the General Meeting to amend the Ferrari Articles of Association or to wind up Ferrari may be approved only if proposed by the Ferrari Board of Directors and must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such General Meeting.
The rights of shareholders may be changed only by amending the Ferrari Articles of Association in compliance with Dutch law.
Dissolution and Liquidation
The General Meeting may resolve to dissolve Ferrari, upon a proposal of the Ferrari Board of Directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is present or represented at the meeting. In the event of dissolution, Ferrari will be liquidated in accordance with Dutch law and the Ferrari Articles of Association and the liquidation shall be arranged by the members of the Ferrari Board of Directors, unless the General Meeting appoints other liquidators. During liquidation, the provisions of the Ferrari Articles of Association will remain in force as long as possible.
If Ferrari is dissolved and liquidated, whatever remains of Ferrari’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the special dividend reserve), to holders of Ferrari common shares in proportion to the aggregate nominal value of the Ferrari common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the Ferrari common shares will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them.
Liability of Directors
Under Dutch law, the management of a company is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to Ferrari for damages in the event of improper or negligent performance of their duties. Further, members of the Board of Directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code. All directors are jointly and severally liable for failure of one or more co-directors. An individual director is only exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement and that he has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a director may, however, refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil and criminal liabilities.
Indemnification of Directors and Officers
Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the Ferrari Articles of Association, Ferrari is required to indemnify its directors, officers, former directors, former officers and any person who may have served at Ferrari’s request as a director or officer of another company in which Ferrari owns shares or of which Ferrari is a creditor who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification shall be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons shall be adjudged to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Ferrari. This indemnification by Ferrari is not exclusive of any other rights to which those indemnified may be entitled otherwise. Ferrari has purchased directors’ and officers’ liability insurance for the members of the Board of Directors and certain other officers, substantially in line with that purchased by similarly situated companies.
Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (e.g. the General Meeting). The Dutch Corporate Governance Code is divided into five sections which address the following topics: (i) compliance with and enforcement of the Dutch Corporate Governance Code; (ii) the management board, including matters such as the composition of the board, selection of board members and director qualification standards, director responsibilities, board committees and term of appointment; (iii) the supervisory board or the non-executive directors in a one-tier board; (iv) the shareholders and the general meeting of shareholders; and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.
Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.
Ferrari acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code. Therefore, Ferrari intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code except as may be noted from time to time in Ferrari’s annual reports.

Disclosure of Holdings under Dutch Law
Home member state for purposes of the EU Transparency Directive
The Netherlands is Ferrari’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). As of the listing of the Ferrari common shares on the MTA, we are subject to financial and other reporting obligations under the AFS and the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (DFRSA), which both implement the EU Transparency Directive in the Netherlands.
Disclosure of information
Ferrari is required to publish its annual report (consisting of the audited annual accounts, the annual report and the responsibility statement) within four months after the end of each financial year and its half-yearly figures within three months after the end of the first six months of each financial year.

Shareholder disclosure and reporting obligations
As a result of the listing of the Ferrari common shares on the MTA, chapter 5.3 of the Dutch act on Financial Supervision (“AFS”) applies, pursuant to which any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Ferrari must immediately give written notice to the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.
As a consequence of the above, special voting shares shall be added to Ferrari common shares for the purposes of the above thresholds.

Controlled entities (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the AFS as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in Ferrari’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the AFS will become applicable to such former controlled entity.
Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.
Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares, (ii) such person may be obliged to purchase shares on the basis of an option, or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.
If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in Ferrari’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Ferrari’s notification as described below.

Following the implementation of Directive 2013/50/EU into the AFS, every holder of three percent more of the issued and outstanding share capital or voting rights whose interest has changed compared to his most recent notification, and which holder knows or should know that pursuant to this change his interest reaches or crosses a threshold as a result of certain acts (as described above and including the exchange of a financial instrument or a contract (pursuant to which the holder is deemed to have issued and outstanding shares or voting rights at his disposal)), must notify the AFM of this change.
Ferrari is required to notify the AFM promptly of any change of one percent or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in Ferrari’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.
Each person whose holding of capital interest or voting rights at the date Ferrari common shares are listed on the MTA amounts to three percent or more of Ferrari’s issued and outstanding share capital, must notify the AFM of such holding without delay. The notification to the AFM should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.
In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, notification must be made of any net short position of 0.2% in the issued share capital of Ferrari, and of every subsequent 0.1% above this threshold. Notifications starting at 0.5% and every subsequent 0.1% above this threshold will be made public via the short selling register of the AFM. Furthermore, gross short positions shall be notified in the event that a threshold is reached, exceeded or fallen below. The same subsequent disclosure thresholds as for holders of capital interests and/or voting rights apply.
Furthermore, each member of the Board of Directors must notify the AFM:

•
immediately after Ferrari common shares are listed on the MTA of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, and

•
subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received which can be accessed via www.afm.nl. The notifications referred to in this paragraph should be made in writing by means of a standard form or electronically through the notification system of the AFM.
Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by Ferrari and/or by one or more shareholders who alone or together with others represent at least three percent of the issued and outstanding share capital of Ferrari or are able to exercise at least three percent of the voting rights. The measures that the civil court may impose include:

•	an order requiring appropriate disclosure;

•	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

•
voiding a resolution adopted by the General Meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•
an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Ferrari. Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.
Mandatory Bid Requirement
Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30 percent or more of Ferrari’s voting rights will be obliged to launch a public offer for all outstanding shares in Ferrari’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, had an interest of at least 30 percent of Ferrari’s voting rights before the shares were first listed on the MTA and who still maintained such an interest after such first listing. Immediately after the first listing of Ferrari common shares on the MTA, Exor held more than 30 percent of Ferrari’s voting rights. Therefore Exor’s interest in Ferrari was grandfathered and the exception that applies to it will continue to apply to it for as long as its holding of shares represents over 30 percent of Ferrari’s voting rights.
Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by, amongst others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated market within the EU or in a non-EU country on a system similar to a regulated market.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
Compulsory Acquisition
Pursuant to article 2:92a of the Dutch Civil Code (“DCC”), a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Ferrari may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.
In addition, pursuant to article 2:359c of the DCC, an offeror under a public offer is also entitled to start a squeeze out procedure, within three months after the public offer, if following the public offer it holds at least 95% of the issued share capital of Ferrari representing at least 95% of the total voting rights. In the event of a mandatory offer, the mandatory offer price is in principle deemed to be a reasonable price, which has to be accepted by minority shareholders. In the event of a voluntary public offer, the offer price is considered reasonable if at least 90% of the shares have been acquired under the public offer.
Pursuant to article 2:359d of the DCC, if the offeror has acquired at least 95% of the issued share capital of Ferrari representing at least 95% of the total voting rights, each remaining minority shareholder is entitled to demand a squeeze out. This procedure must be initiated with the Enterprise Chamber within three months after the end of the period for tendering Shares in the public offer. With regard to the price per share to be paid by the majority Shareholder, the same procedure as for squeeze out proceedings initiated by the offeror, as set out in the previous paragraph, applies.
Disclosure of Trades in Listed Securities
Disclosure under Dutch Law
Pursuant to the AFS, each of the members of the Ferrari Board of Directors and any other person who has managerial responsibilities within Ferrari and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Ferrari and who has regular access to inside information relating, directly or indirectly, to Ferrari (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to Ferrari common shares or financial instruments, the value of which is (in part) determined by the value of Ferrari common shares.
In addition, persons designated by the Market Abuse Decree (Besluit marktmisbruik Wft, the “Market Abuse Decree”) who are closely associated with members of the Board of Directors or any of the Insiders must notify the AFM of all transactions conducted for their own account relating to Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares. The Market Abuse Decree designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.
The AFM must be notified of transactions effected in either Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares, no later than the fifth business day following the transaction date by means of a standard form. Notification may be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the AFS.
Ferrari is required to make inside information public. Inside information is precise information directly or indirectly relating to the issuer or the trade in its securities which has not yet been made public and publication of which could significantly affect the trading price of the securities. Ferrari must also provide the Consob with this inside information at the time of publication. Furthermore, Ferrari must without delay publish the inside information on its website and keep it available on Ferrari’s website for at least five years.
It is prohibited for any person to make use of inside information within or from the Netherlands or a non-EU member state by conducting or effecting a transaction in the shares. In addition, it is prohibited for any person to pass on inside information relating to Ferrari or the trade in its securities to a third party or to recommend or induce, on the basis of inside information, any person to conduct a transaction in securities of Ferrari. Furthermore, it is prohibited for any person to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the securities.

Non-compliance with these reporting obligations under the AFS could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.
Shareholder Disclosure and Reporting Obligations under U.S. Law
Holders of Ferrari shares are subject to certain U.S. reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”) for shareholders owning more than 5 percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to inform the market of significant accumulations of shares that may lead to a change of control of an issuer.
If Ferrari were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require Ferrari’s directors and executive officers, and persons who own more than ten percent of a registered class of Ferrari’s equity securities, to file reports of ownership of, and transactions in, Ferrari’s equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to furnish Ferrari with copies of all Section 16 reports they file.

Disclosure Requirements under Italian law

Summarized below are the most significant requirements to be complied with by Ferrari in connection with the admission to listing of Ferrari common shares on the MTA. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation). Further requirements may be imposed by CONSOB and/or Borsa Italiana as a result of the listing of Ferrari common shares on the MTA.

In particular, the following main disclosure obligations provided for by the Legislative Decree no. 58/1998, or the Italian Financial Act, effective as of the date of this document shall apply to Ferrari, article 92 (equal treatment principle), article 114 (information to be provided to the public), article 114-bis (information to be provided to the market concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB), article 115-bis (register of persons having access to inside information) and article 180 and the following (relating to insider trading and market manipulation). In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends) shall apply to Ferrari.

Disclosure of Inside Information

Pursuant to the Italian Financial Act, Ferrari shall disclose to the public, without delay, any inside information which: (i) is specific, (ii) has not been made public, (iii) relates, directly or indirectly, to Ferrari or Ferrari’s common shares, and (iv) if it were made public, would be likely to have a material impact on the prices of Ferrari’s common shares (the “Inside Information”). In this regard, Inside Information shall be deemed specific if: (a) it refers to a set of circumstances which exists or may reasonably be expected to occur and (b) it is precise enough to allow the recipient to come to a conclusion as to the possible effect of the relevant set of circumstances or events on the prices of listed financial instruments (i.e., Ferrari’s common shares). The above disclosure requirement shall be complied with through the publication of a press release by Ferrari, in accordance with the modalities set forth from time to time under Italian law, disclosing to the public the relevant Inside Information.

Under specific circumstances, CONSOB may at any time request: (a) Ferrari to disclose to the public specific information or documentation where deemed appropriate or necessary or alternatively (b) to be provided with specific information or documentation. For this purpose, CONSOB has wide powers to, among other things, carry out inspections or request information to the members of the managing board, the members of the supervisory board or to the external auditor.

Ferrari shall publish and transmit to CONSOB any information disseminated in any non EU-countries where Ferrari’s common shares are listed (i.e., the U.S.), if this information is significant for the purposes of the evaluation of Ferrari’s common shares listed on the MTA.

Insiders’ Register

Ferrari and its subsidiaries, as well as persons acting on their behalf or for their account, shall draw up, and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information.

Public Tender Offers

Certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers shall apply to any offer launched for Ferrari’s common shares. In particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer will be subject to the supervision by CONSOB and Italian law.
Election and Removal of Directors
Ferrari’s Articles of Association provide that Ferrari’s Board of Directors shall be composed of three or more members.

Directors are appointed by a simple majority of the votes validly cast at a General Meeting. The General Meeting may at any time suspend or dismiss any director.

C. Material Contracts
For a discussion of our €2.5 billion syndicated facility, please see “Item 5.B. Liquidity and Capital Resources—FCA Note”.
D. Exchange Controls
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ferrari common shares. There are no special restrictions in the Ferrari Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ferrari common shares.
E. Taxation
Material United States Federal Income Tax Consequences
This section describes the material U.S. federal income tax consequences of owning Ferrari common shares and special voting shares. It applies solely to U.S. holders (as defined below) that hold common shares or special voting shares of Ferrari as capital assets. This section does not apply to holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	a regulated investment company,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for the alternative minimum tax,

•	a person that actually or constructively owns 10 percent or more, by vote or value, of Ferrari,

•	a person that holds common shares or special voting shares of Ferrari as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that acquired common shares or special voting shares of Ferrari pursuant to the exercise of employee stock options or otherwise as compensation, or

•	a person whose functional currency is not the U.S. Dollar.
This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for U.S. federal income tax purposes holding shares should consult its tax advisors with regard to the U.S. federal income tax treatment of the ownership of Ferrari common shares.
Holders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of Ferrari common shares in their particular circumstances.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares of Ferrari that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of Dividends
Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. holder must include in its gross income the gross amount of any dividend paid by Ferrari to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Ferrari’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, common shares of Ferrari are treated as stock of a “qualified foreign corporation” if Ferrari is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is readily tradable on an established securities market in the United States. The common shares of Ferrari are listed on the New York Stock Exchange and Ferrari expects to be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, dividends Ferrari pays with respect to the shares are expected to constitute qualified dividend income, assuming the holding period requirements are met. However, no assurance can be given that the common shares of Ferrari will be treated as readily tradable on an established securities market in the United States or that Ferrari will qualify for the benefits of a comprehensive income tax treaty with the United States.
A U.S. holder must include any foreign tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. holder when the U.S. holder receives the dividend, actually or constructively.
The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in Ferrari common shares, causing a reduction in the U.S. holder’s adjusted basis in Ferrari common shares, and thereafter as capital gain.
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. holder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. holder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. holder as a credit is limited to the amount of the U.S. holder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. holder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Ferrari will be foreign source income and will, depending on the circumstances of the U.S. holder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder.
Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income, unless such corporation has less than 10 percent of applicable earnings and profits attributable to sources within the U.S. In certain circumstances, U.S. holders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. holder’s ability to use foreign tax credits. Ferrari does not believe that it is 50 percent or more owned by U.S. persons. In addition, Ferrari believes that its earnings and profits attributable to sources within the U.S. will not exceed 10 percent of applicable earnings and profits. However, these conclusions are factual determinations and are subject to change; no assurance can therefore be given that Ferrari may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code or that less than 10 percent of Ferrari’s earnings and profits will be attributable to sources within the U.S. U.S. holders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains
Subject to the discussion of PFIC taxation and expected tax consequences of the Separation below, a U.S. holder that sells or otherwise disposes of its Ferrari common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
Loyalty Voting Program
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, WE URGE U.S. HOLDERS TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SPECIAL VOTING SHARES.
Receipt of special voting shares
If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a "disproportionate distribution." If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assets that the value of the special voting shares (and thus the amount of the distribution) as determined by Ferrari is incorrect.
Ownership of special voting shares
Ferrari believes that U.S. holders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Ferrari believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. holders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. holder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Ferrari therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. holders of special voting shares other than a U.S. holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Ferrari’s determination is not binding on the IRS, it is possible that the IRS could disagree with Ferrari’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.
Disposition of special voting shares
The tax treatment of a U.S. holder that has its special voting shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. holder would recognize a loss to the extent of the U.S. holder’s basis in its special voting shares. Such loss would be a capital loss and would be a long-term capital loss if a U.S. holder has held its special voting shares for more than one year. It is also possible that a U.S. holder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead a U.S. holder should increase the basis in its Ferrari common shares by an amount equal to the basis in its special voting shares. Such basis increase in a U.S. holder’s Ferrari common shares would decrease the gain, or increase the loss, that a U.S. holder would recognize upon the sale or other taxable disposition of its Ferrari common shares.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING PROGRAM IS UNCLEAR AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.
PFIC Considerations
Ferrari believes that shares of its stock will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. As discussed in greater detail below, if shares of Ferrari stock were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of shares of Ferrari stock would not be treated as capital gain, and a U.S. holder would be treated as if such U.S. holder had realized such gain and certain “excess distributions” ratably over the U.S. holder’s holding period for its shares of Ferrari stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. holder’s shares of Ferrari stock would be treated as stock in a PFIC if Ferrari were a PFIC at any time during such U.S. holder’s holding period in the shares. Dividends received from Ferrari would not be eligible for the special tax rates applicable to qualified dividend income if Ferrari were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. holder held shares of Ferrari stock in such year) but instead would be taxable at rates applicable to ordinary income.
Ferrari would be a PFIC with respect to a U.S. holder if for any taxable year in which the U.S. holder held shares of Ferrari stock, after the application of applicable “look-through rules”:

•
75 percent or more of Ferrari’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

•	at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Ferrari is not a PFIC. Moreover, no assurance can be given that Ferrari would not become a PFIC for any future taxable year if there were to be changes in Ferrari’s assets, income or operations.
If Ferrari were to be treated as a PFIC for any taxable year included in whole or in part in a U.S. holder’s holding period of Ferrari and such U.S. holder is treated as owning shares of Ferrari stock for purposes of the PFIC rules (and regardless of whether Ferrari remains a PFIC for subsequent taxable years), the U.S. holder (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. holder on shares of Ferrari stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ferrari common shares) and (b) on any gain from the disposition of shares of Ferrari stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. holder’s holding period of the shares of Ferrari stock, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Ferrari.
If Ferrari were to be treated as a PFIC for any taxable year and provided that Ferrari common shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, which Ferrari believes will be the case, a U.S. holder may make a mark-to-market election with respect to such U.S. holder’s common shares. Under a mark-to-market election, any excess of the fair market value of the Ferrari common shares at the close of any taxable year over the U.S. holder’s adjusted tax basis in the Ferrari common shares is included in the U.S. holder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. holder’s adjusted tax basis at the close of any taxable year over the fair market value of the Ferrari common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. holder included in income in prior years. A U.S. holder’s tax basis in Ferrari common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Ferrari common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Ferrari common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. holder.
The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. holder makes a valid “qualified electing fund” election (“QEF election”), which, among other things, would require a U.S. holder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election effective.
A U.S. holder that holds shares of Ferrari stock during a period when Ferrari is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. holder’s holding of Ferrari common shares, even if Ferrari ceases to be a PFIC, subject to certain exceptions for U.S. holders that made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Ferrari were determined to be a PFIC.

Material Netherlands Tax Consequences
This section describes solely the material Dutch tax consequences of the acquisition, ownership and disposal of Ferrari common shares and, if applicable, Ferrari special voting shares by Non-Resident holders of such shares (as defined below). It does not consider every aspect of Dutch taxation that may be relevant to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares in special circumstances or who is subject to special treatment under applicable law. Shareholders and any potential investor should consult their own tax advisors regarding the Dutch tax consequences of acquiring, owning and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares in their particular circumstances.
Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.
This summary also assumes that the board shall control the conduct of the affairs of Ferrari and shall procure that Ferrari is organized such that Ferrari should be treated as solely resident of Italy for the application of the tax treaty as concluded between Italy and The Netherlands. A change in facts and circumstances based upon which Ferrari is no longer considered to be solely resident of Italy for the application of the mentioned treaty may invalidate the contents of this section, which will not be updated to reflect any such change.
This description is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this description is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.
Where in this Dutch taxation discussion reference is made to “a holder of Ferrari common shares and, if applicable, Ferrari special voting shares”, that concept includes, without limitation:

1.
an owner of one or more Ferrari common shares and/or Ferrari special voting shares who in addition to the title to such Ferrari common shares and/or Ferrari special voting shares, has an economic interest in such Ferrari common shares and/or Ferrari special voting shares;

2.	a person who or an entity that holds the entire economic interest in one or more Ferrari common shares and/or Ferrari special voting shares;

3.
a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more Ferrari common shares and/or Ferrari special voting shares, within the meaning of 1. or 2. above; or

4.
a person who is deemed to hold an interest in Ferrari common shares and/or Ferrari special voting shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

Scope of the summary.
The summary of Dutch taxes set out in this section “Material Dutch tax consequences” only applies to a holder of Ferrari common shares and, if applicable Ferrari special voting shares who is a Non-Resident holder of such shares. For the purpose of this summary a holder of Ferrari common shares and, if applicable Ferrari special voting shares is a Non-Resident holder of such shares if such holder is neither a resident nor deemed to be resident in The Netherlands for purposes of Dutch income tax or corporation tax as the case may be.
Please note that this summary does not describe the tax considerations for holders of Ferrari common shares and, if applicable Ferrari special voting shares who are individuals and derive benefits from Ferrari common shares and, if applicable Ferrari special voting shares that are a remuneration or deemed to be a remuneration in connection with past, present or future employment performed in The Netherlands or management activities and functions or membership of a management board (bestuurder) or a supervisory board (commissaris) of a Netherlands resident entity by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001).
Taxes on income and capital gains
A Non-resident holder (as defined above) of Ferrari common shares and, if applicable, Ferrari special voting shares will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived by such holder from such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares, including any capital gain realized on the disposal thereof, unless:

1.
such holder derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder’s Ferrari common shares and, if applicable, Ferrari special voting shares are attributable to such enterprise; or

2.
such holder is an individual and such holder derives benefits from Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands. Such holder may, inter alia, derive, or be deemed to derive, benefits from Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities if such holder’s investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge or comparable forms of special knowledge.

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dividend withholding tax
Ferrari is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. As an exception to this rule, Ferrari may not be required to withhold Dutch dividend withholding tax from Non-Resident holders of shares (as defined above) if it is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy.

Gift and inheritance taxes
If a holder of Ferrari common shares and, if applicable, Ferrari special voting shares disposes of Ferrari common shares and, if applicable, Ferrari special voting shares by way of gift, in form or in substance, or if a holder of Ferrari common shares and, if applicable, Ferrari special voting shares who is an individual dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:
i.    the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or
ii.    the donor made a gift of Ferrari common shares and, if applicable, Ferrari special voting shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.
For purposes of the above, a gift of Ferrari common shares and, if applicable, Ferrari special voting shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.
Value Added Tax
No Dutch value added tax will arise in respect of any payment in consideration for the issue of Ferrari common shares and, if applicable, Ferrari special voting shares.
Registration taxes and duties
No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a holder in respect of or in connection with (i) the subscription, issue, placement or allotment of Ferrari common shares and, if applicable, Ferrari special voting shares, (ii) the enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Ferrari common shares and, if applicable, Ferrari special voting shares or the performance by Ferrari of Ferrari’s obligations under such documents, or (iii) the transfer of Ferrari common shares and, if applicable, Ferrari special voting shares.
Material Italian Income Tax Consequences
This section describes solely the material Italian tax consequences of acquiring, holding, and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares. It does not consider every aspect of Italian taxation that may be relevant to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares in special circumstances or who is subject to special treatment under applicable law, and it is not intended to be applicable in all respects to all classes of investors.
Shareholders and any potential prospective investors should consult their own tax advisors regarding the Italian tax consequences of acquiring, holding, and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares in their particular circumstances and should investigate the nature and the origin of the amounts received as distributions in connection with the Ferrari common shares (dividends or reserves).
Where in this section English terms and expressions are used to refer to Italian concepts, the meaning to be given to these terms and expressions shall be the meaning to be given to the equivalent Italian concepts under Italian tax law. This summary assumes that Ferrari common shares will be listed on a regulated market. This summary also assumes that Ferrari is organized, and that the business will be conducted, in the manner outlined in this report. A change to the organizational structure or to the manner in which Ferrari conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.
This summary is based on the tax laws of the Republic of Italy and case law / practice (unpublished case law / practice is not included) as it stands at the date of this report. The law upon which this description is based is subject to change, potentially with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change.

Definitions
In this section, the following terms have the meaning defined below:

•	“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“EEA State”: a State that is party to the European Economic Area Agreement;

•	“IRES”: Italian corporate income tax;

•

•
“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future under the authority of Article 11(4)(c) of Legislative Decree No. 239 of April 1, 1996 to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;

•	“Non-Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, other than Qualified Holdings;

•
“Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than two percent of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Ferrari’s issued and outstanding capital in excess of five percent; and

•
“Transfer of Qualified Holdings”: transfers of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Ferrari’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which Ferrari common shares may be acquired, the percentage of voting rights or interest in Ferrari’s capital potentially attributable to the holding of such rights and securities is taken into account.

On December 30, 2015, Law No. 208 of December, 28 2015, the so-called “2016 stability law” (“Finance Act 2016”), was published in the Ordinary Supplement to the Official Gazette No. 302 of December 30, 2015. Finance Act 2016 introduced among others a reduction of the IRES rate (except for banks and other financial intermediaries) with effect for fiscal years following the fiscal year that is current on December 31, 2016 (i.e., from 2017 for taxpayers that follow the calendar year). Because of this corporate tax rate reduction, the income inclusion percentages of 49.72 percent and 77.74 percent referred to in the paragraphs “Taxation of Dividends” and “Taxation of Capital Gains” should be revised upwards by a decree to be issued by the Ministry of Economy and Finance under the authority of Article 1(64) of Finance Act 2016. Moreover, as a result of the corporate tax rate reduction, the withholding tax rate on dividends paid to companies and entities that are (a) resident for tax purposes in an EU Member State or in an EEA Member State that is included in the Italian White List and (b) subject to corporate income tax in such State should be reduced from 1.375 percent to 1.2 percent, effective from 2017. The aforesaid decree to be issued by the Ministry of Economy and Finance will also set forth transitional rules applicable to dividends paid out of profits earned in fiscal years when the applicable IRES rate was 27.5 percent.
Taxation of Dividends
The tax regime summarized in this subsection “Taxation of Dividends” applies only to classes of holders of Ferrari common shares and, if applicable, Ferrari special voting shares that are described here below.
Dividends paid by Ferrari are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy.

The tax regime may vary as follows.

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid to Italian resident individuals who hold the Ferrari common shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26 percent tax withheld at source in Italy if the common shares in Ferrari held by such individuals represent Non-Qualified Holdings. In this case, the holders are not required to report the dividends in their income tax returns.
Dividends paid to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if the Ferrari common shares held by such individuals represent Qualified Holdings, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings. In this case, dividends must be reported in the income tax return, but only 49.72 percent of such dividends are included in the holder’s overall income taxable in Italy.

(ii)	Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime
Dividends paid to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the common shares in Ferrari held by such individuals represent Non-Qualified Holdings, (b) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected into the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to 26 percent substitute tax.

(iii)	Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ferrari common shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 49.72 percent of such dividends are included in the holder’s overall business income taxable in Italy.

(iv)
Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar partnerships as referred to in Article 5 CITA). Only 49.72 percent of such dividends are included in the overall income to be reported by the partnership.
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only five percent of the dividends are included in the overall business income subject to IRES, unless the common shares in Ferrari are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.
For some types of companies and under certain conditions, dividends are also included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).

(v)	Non-business entities referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment vehicles (“OICR”). Only 77.74 percent of the dividends are included in the holder’s overall income subject to IRES.

(vi)	Persons exempt from IRES and persons outside the scope of IRES
Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26 percent tax withheld at source.
No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (esclusi) under Article 74(1) CITA.

(vii)	Pension funds and OICR (other than Real Estate AIF)
No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (“Decree 252”) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, “Real Estate AIF”).
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). A nine percent tax credit may be granted to the pension fund on income invested in medium-and long-term financial investments (as identified by the decree of the Minister of Economy and Finance dated June 19, 2015 published in the Italian Official Gazette on July 30, 2015).
Dividends received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to taxation at the level of the OICR.

(viii)	Real Estate AIF
No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to Italian resident unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than five percent of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only five percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES.
For some types of businesses and under certain conditions, dividends are also included in the net value of production, which is subject to IRAP.
If dividends are paid with respect to common shares in Ferrari that are not connected with a permanent establishment in Italy of a non-resident person, please see subparagraph (B)(ii) below.

(ii)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy
A 26 percent tax withheld at source generally applies on dividends paid to non-resident persons that do not have a permanent establishment in Italy to which the common shares in Ferrari are effectively connected.

Subject to a specific application that must be submitted to the Italian tax authorities under the terms and conditions provided by law, non-resident holders are entitled to relief (in the form of a refund), which cannot be greater than 11/26 (eleven twenty-sixths) of the tax levied in Italy, if they can demonstrate that they have paid final tax abroad on the same profits. Holders who may be eligible for the relief should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, the tax refund.
As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty.

The domestic withholding tax rate on dividends is 1.375 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the relief described above. As a result of the IRES rate reduction provided for by Finance Act 2016 the withholding tax rate should be reduced from 1.375 percent to 1.2 percent with effect for fiscal years following the fiscal year that is current on December 31, 2016 (i.e., from 2017 for taxpayers that follow the calendar year).
The domestic withholding tax rate on dividends is 11 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are pension funds that are set up in an EU Member States or an EEA Member State included in the Italian White List. These pension funds are not entitled to the relief described above.
Under Article 27-bis of Decree 600, which implemented in Italy Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds common shares in Ferrari that represent an interest in the issued and outstanding capital of Ferrari of no less than 10 percent for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in an EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the common shares in Ferrari for the sole or primary purpose of benefiting from the Parent Subsidiary Directive.
Under the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund / exemption regime described above also applies to dividends paid to a company that (a) is resident for tax purposes in Switzerland without being considered to be resident outside Switzerland according to a double tax treaty signed with a non-EU country, (b) is a limited company, (c) is subject to Swiss corporate tax without being exempted or benefiting from preferential tax regimes, and (d) directly holds common shares in Ferrari that represent an interest in Ferrari’s issued and outstanding capital of no less than 25 percent for an uninterrupted period of at least two years.
Dividends distributed to international entities or bodies that benefit from exemption from taxation in Italy pursuant to international rules or treaties entered into force in Italy will not be subject to withholding tax.

(iii)	U.S. holders (without permanent establishment in Italy) of Ferrari common shares and, if applicable, Ferrari special voting shares
If Ferrari is considered to be a tax resident of both Italy and the Netherlands, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between Italy and the Netherlands attributes the tax residency exclusively to Italy, Ferrari will be required to apply Italian dividend withholding tax on dividends distributed to U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares. However, certain U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares may qualify for full or partial relief from the Italian dividend withholding tax under the Convention between the Government of the United States of America and the Government of the Italian Republic for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999 (the “Italy-U.S. Treaty”). On the basis of Article 10 of the Italy-U.S. Treaty, (a) qualifying U.S. holders are entitled to a reduced Italian dividend withholding tax rate (i.e., 15 percent); (b) qualifying

U.S. companies are entitled, under certain conditions, to a reduced Italian dividend withholding tax rate (5 percent) and (c) certain qualified U.S. governmental entities are entitled, under certain conditions, to a full exemption from Italian dividend withholding tax.
Taxation of distributions of Equity Reserves
The tax regime summarized in this subsection “Taxation of distributions of Equity Reserves” applies only to classes of holders of Ferrari common shares and, if applicable, Ferrari special voting shares that are described here below.
The information provided in this subsection summarizes the Italian tax regime applicable to the distributions by Ferrari-other than in case of reduction of excess capital, withdrawal, exclusion, redemption or liquidation-of equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests (interessi di conguaglio) paid in by the subscribers, equity (other than share capital) contributions (versamenti a fondo perduto) or share capital account payments (versamenti in conto capitale) made by shareholders and tax-exempt revaluation reserves (the “Equity Reserves”).

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity
Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that Ferrari has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Ferrari common shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the common shares in Ferrari into the discretionary investment portfolio regime (regime del risparmio gestito) described in subparagraph (A)(i) of the subsection “Taxation of Capital Gains” below.

(ii)
Sole Proprietors, business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian Sole Proprietors, Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), and Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA are deemed to be, and are treated as, profits for the recipients to the extent that Ferrari has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits should be subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as capital gains for tax purposes and should be subject to the same regime described in the subsection “Taxation of Capital Gains” below.

(iii)	Non-business entities referred to in Article 73(1)(c) CITA
Amounts received by Italian resident non-business entities referred to in Article 73(1)(c) CITA as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes.

(iv)	Persons exempt from IRES
Amounts received by Italian resident persons exempt from IRES as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes.

(v)	Pension funds and OICR (other than Real Estate AIF)
Based on a systematic interpretation of the statute, amounts received by Italian pension funds governed by Article 17 of Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). The value of the common shares in Ferrari at the end of the same tax year should also be included in the net annual accrued yield.
Conversely, any amounts received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) as distributions out of Equity Reserves are not subject to taxation at the level of the OICR.

(vi)	Real Estate AIF
Amounts received by Italian Real Estate AIF as distributions out of Equity Reserves are not subject to IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to the Italian resident unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than five percent of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy
For non-Italian resident persons (whether individuals or corporations) without a permanent establishment in Italy to which the common shares in Ferrari are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident individuals not engaged in business activity. Therefore, the amounts received as distributions out of Equity Reserves, net of any amount that has already been treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes.

(ii)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
For non-Italian resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the Ferrari common shares are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA as described in subparagraph (A)(ii) above. If the Equity Reserves distribution relates to common shares in Ferrari that are not connected to a permanent establishment in Italy of the non-resident recipient, reference must be made to subparagraph (B)(i) above.

Taxation of Capital Gains
The tax regime summarized in this subsection “Taxation of Capital Gains” applies only to classes of holders of Ferrari common shares and, if applicable, Ferrari special voting shares that are described here below.

(A)	ITALIAN RESIDENT PERSONS

(i)	Italian resident individuals not engaged in business activity
The tax regime of capital gains realized by Italian resident individuals upon transfer for consideration of the common shares in Ferrari (as well as of securities or rights whereby common shares in Ferrari may be acquired), other than capital gains realized in connection with a business activity, depends on whether the transfer is a Transfer of Qualified Holdings.
TRANSFER OF QUALIFIED HOLDINGS. 49.72 percent of the capital gains realized upon Transfers of Qualified Holdings must be included in the individual’s overall taxable income and reported in the individual’s annual income tax return. If the Transfer of Qualified Holdings gives rise to a capital loss, 49.72 percent of such loss may be offset against 49.72 percent of any capital gain of the same nature that is realized in the following years up to the fourth, provided that this capital loss is reported in the income tax return for the year when the capital loss is realized.

TRANSFER OF NON-QUALIFIED HOLDINGS. Capital gains on Non-Qualified Holdings are subject to a 26 percent substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:

a.
Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.
Nondiscretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses of the same nature. Capital losses may be carried forward and offset against capital gains of the same nature realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.
Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Decreases in value of the managed assets may be carried forward and offset against any subsequent increase in value accrued at July 1, 2014, but up to the following amount in case of decreases in value occurred up to June 30, 2014: (i) 48.08 percent of the relevant decreases in value occurred before January 1, 2012; and (ii) 76.92 percent of the decreases in value occurred from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

(ii)	Sole Proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)
Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the common shares in Ferrari would be fully deductible from the holder’s income.
However, if the conditions under a and b of subparagraph (A)(iii) below are met, only 49.72 percent of the capital gains must be included in the overall business income. Capital losses realized on common shares in Ferrari that meet the conditions under a and b of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).
For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.

(iii)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the common shares in Ferrari have been held for no less than three years and booked as fixed financial assets (immobilizzazioni finanziarie) in the last three financial statements.
However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if both the following requirements are met:

a.
The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

b.
The common shares in Ferrari have been booked as fixed financial assets in the first financial statements closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the common shares in Ferrari are deemed as fixed financial assets if they are not accounted as “held for trading.”

The law lays down certain additional conditions for the exemption to be available. Based on the assumption that Ferrari is a holding company, that its shares will be listed on a regulated market, and that pursuant to Article 87(5) CITA its assets are predominantly composed of shareholdings in companies which satisfy the additional conditions set forth by Article 87 CITA in order to enjoy the participation exemption regime (i.e., the companies are not resident in a State with a preferential tax system and carry on a business activity), these additional conditions should be met.
The transfer of shares booked as fixed financial assets and shares booked as inventory must be considered separately with reference to each class. If the requirements for the participation exemption are met, any capital loss realized on the common shares in Ferrari cannot be deducted.
For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.
Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends (or advance dividend) received by the holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) CITA (i.e., the company is not resident in a State with a preferential tax system and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards under Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than € 50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.
Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.
For some types of companies and under certain conditions, capital gains on common shares in Ferrari are also included in the net value of production that is subject to IRAP.

(iv)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA
Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity.

(v)	Pension funds and OICR (other than Real Estate AIF)
Capital gains on common shares in Ferrari held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). A nine percent tax credit may be granted to the pension fund on income invested in medium-and long-term financial investments (as identified by the decree of the Minister of Economy and Finance dated June 19, 2015 published in the Italian Official Gazette on July 30, 2015).
Capital gains on common shares in Ferrari held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR.

(vi)	Real Estate AIF
Capital gains on common shares in Ferrari held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
If non-Italian resident persons hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected, capital gains realized upon disposal of the common shares in Ferrari must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA, which is summarized under subparagraph (A)(iii) above. If the common shares in Ferrari are not connected to a permanent establishment in Italy of the non-resident person, reference must be made to subparagraph (B)(ii) below.

(ii)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy

a.
Non-Qualified Holdings. No tax applies in Italy on capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon transfer for consideration of common shares in Ferrari that do not qualify as Transfers of Qualified Holdings, even if the Ferrari common shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian resident holders who hold the Ferrari common shares with an Italian authorized financial intermediary and either are subject to the nondiscretionary investment portfolio regime or have elected into the discretionary investment portfolio regime may be required to timely submit to the Italian authorized financial intermediary an affidavit whereby they state that they are not resident in Italy for tax purposes.

b.
Qualified Holdings. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are included in the holder’s income taxable in Italy according to the same rules as applicable to Italian resident individuals not engaged in business activity. These capital gains must be reported in the annual income tax return and cannot be subject to the nondiscretionary investment portfolio regime or the discretionary investment portfolio regime. However, the provisions of double tax treaties entered into by Italy may apply if more favorable.

Special voting shares
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of special voting shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, we urge Ferrari shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of special voting shares.

Receipt of special voting shares
A shareholder that receives special voting shares issued by Ferrari should in principle not recognize any taxable income upon the receipt of special voting shares. Under a possible interpretation, the issue of special voting shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of Ferrari. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Ferrari common shares and its Ferrari special voting shares. Because the special voting shares are not transferable and their limited economic rights can be enjoyed only at the time of the liquidation of Ferrari, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, because the determination of the fair market value of the special voting shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the special voting shares as determined by us is incorrect.
Ownership of special voting shares
Shareholders of special voting shares should not have to recognize income in respect of any amount transferred to the special voting shares dividend reserve, but not paid out as dividends, in respect of the special voting shares.
Disposition of special voting shares
The tax treatment of a Ferrari shareholder that has its special voting shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that a Ferrari shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead should increase its basis in its Ferrari common shares by an amount equal to the tax basis (if any) in its special voting shares.
Transfer tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ferrari common shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.
Financial Transaction Tax

(i)	Transfer of ownership of the Ferrari shares
Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (‘‘FTT’’) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.
The residence of the issuer for the purposes of FTT is the place where the issuer has its registered office (intended as its corporate seat).
Since the corporate seat of Ferrari is not in Italy, transfers of ownership of the shares in Ferrari will not be subject to FTT.

(ii)	High-frequency trading
Transactions carried out on the Italian financial markets are subject to a tax on high-frequency trading with regard to financial instruments referred to in subparagraph (i) above “Transfer of ownership of the Ferrari shares.”

Transfer of the Ferrari Shares upon Death or by Gift
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including common shares and the special voting shares in Ferrari) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose, including the segregation of assets into a trust), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their registered office or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.
Subject to certain exceptions, transfers of assets and rights (including the common shares and the special voting shares in Ferrari) on death or by gift are generally subject to inheritance and gift tax as follows:

•
At a rate of four percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.

•
At a rate of six percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).

•	At a rate of eight percent in any other case.
If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.
Stamp Duty
Under Article 13(2bis-2ter) of Decree No. 642 of October 26, 1972, a 0.20 percent stamp duty generally applies on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports.
The stamp duty cannot exceed €14,000.00 for investors other than individuals.
Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy on June 20, 2012. Communications and reports sent to this type of investors are subject to the ordinary €2.00 stamp duty for each copy.
The taxable base of the stamp duty is the market value or-in the lack thereof-the nominal value or the redemption amount of any financial product.
Wealth Tax on Financial Products Held Abroad
Under Article 19 of Decree No. 201 of December 6, 2011, Italian resident individuals holding certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20 percent. The wealth tax applies on the market value at the end of the relevant year or-in the lack thereof-on the nominal value or the redemption value of such financial products held outside of Italian territory. Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the common shares and the special voting shares in Ferrari) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in section RW of their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets. The requirement applies also if the persons above, being not the direct holder of the financial assets, are the actual economic owners thereof for the purposes of anti-money laundering legislation.
No disclosure requirements exist for financial assets (including the common shares and the special voting shares in Ferrari) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.
F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.
H. Documents on Display
You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain documents we file with or furnish to the SEC on the SEC's website at www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Please visit the website or call the SEC at 1-800-732-0330 for further information about its public reference room. Reports and other information concerning the business of Ferrari may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at www.ferrari.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this document.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and to a lesser extent, interest rate risk.
Our exposure to foreign currency exchange rate risk arises from the geographic distribution of our shipments, as we generally sell our models in the currencies of the various markets in which we operate, while our industrial activities are all based in Italy, and primarily denominated in Euro.
Our exposure to interest rate risk arises from the need to fund certain activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
These risks could significantly affect our financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.
As part of the FCA Group we applied the FCA Group we applied the FCA Group treasury risk management policies. Following the Separation we have implemented risk management policies primarily relating to foreign exchange, interest rate and liquidity risk. Our policies as an independent Group are substantially in line with those that we followed under the FCA Group.

Risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Derivatives cannot be entered into for speculative purposes and counterparties to the agreements are major financial instititutions.

In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for.

As a result of the policies with respect to foreign currency exchange exposure, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates.
During the periods covered by this report we have not entered into any interest rate derivatives.
The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported in the following section does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Quantitative information on foreign currency exchange rate risk
We are exposed to risk resulting from changes in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2015, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 53 percent of the Group’s turnover (44 percent in 2014).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and Mexico and other markets where the U.S. Dollar is the reference currency. In 2015, the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 67 percent (63 percent in 2014)) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2015, with the exception of the Pound Sterling, which represented approximately 12 percent (12 percent in 2014). It is the Group’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until 2014, some exposures were covered over a 24-month rolling period, and since 2015 such timeframe has been reduced to 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are converted into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the reporting date.
There have been no substantial changes in 2015 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2015 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €135,271 thousand (€177,704 thousand at December 31, 2014). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Quantitative information on interest rate risk
Our exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 we have entered into a new Term Loan and Bridge Loan for a total amount of €2 billion which bear floating rates of interest. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
These financial market risks could significantly affect our financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements.
Our most significant floating rate financial assets were our deposits in FCA Group cash management pools, cash and cash equivalents and certain receivables from financing activities (mainly financial receivables from FCA Group companies, factoring receivables, dealer financing and some client financing receivables) while our debt generally bears floating rates of interest. At December 31, 2015, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in an increase in profit before taxes of €1,204 thousand on an annual basis (a decrease of €598 thousand at December 31, 2014). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Quantitative information on credit risk
Receivables from financing activities amounting to €1,173,825 thousand at December 31, 2015 (€1,224,446 thousand at December 31,2014) are shown net of the allowance for doubtful accounts amounting to €18,671 thousand (€14,201 thousand at December 31, 2014). After considering the allowance for doubtful accounts, €16,230 thousand of receivables were overdue (€12,032 thousand at December 31, 2014). Therefore, overdue receivables represent a minor portion of our receivables from financing activities.
In addition, of the total receivables from financing activities, €1,170,891 thousand (€1,059,592 thousand at December 31, 2014) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.
Trade receivables amounting to €158,165 thousand at December 31, 2015 (€183,642 thousand at December 31, 2014) are shown net of the allowance for doubtful accounts amounting to €18,371 thousand (€14,664 thousand at December 31, 2014). After considering the allowance for doubtful accounts, €26,177 thousand of receivables were overdue (€4,153 thousand at December 31, 2014).
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.

C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Sergio Duca is the “audit committee financial expert.” Mr. Sergio Duca is an independent director under NYSE standards.
Item 16B. Code of Ethics
We have not yet adopted a standalone Ferrari’s Code of Conduct. Until we adopt a standalone Code of Conduct, Ferrari and its subsidiaries adhere to the Code of Conduct adopted by FCA and applicable to FCA and its subsidiaries as established by the Board of Directors of Ferrari N.V. on December 31, 2015. FCA’s Code of Conduct, and, when adopted, Ferrari’s Code of Conduct, are intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. FCA’s Code of Conduct is posted on our website at http://corporate.ferrari.com/en/code-conduct. If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

Item 16C. Principal Accountant Fees and Services
Reconta Ernst & Young S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2015 and 2014. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2015 and 2014, respectively:

	Twelve Months Ended
	2015	2014
	(€ thousands)
Audit fees	2,935	480
Audit-related fees	19	3
Tax fees	29	19
All other fees	—	—
TOTAL	2,983	502

“Audit Fees” are the aggregate fees earned by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. In 2015, approximately €2 million audit fees related to the listing process were paid.
Audit Committee’s pre-approval policies and procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non- audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We currently have no announced share buyback plans.
Item 16F. Change in Registrant's Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Ferrari N.V. is a company organized under the laws of The Netherlands and qualifies as a foreign private issuer under the NYSE listing standards. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted to follow home- country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE.

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of fostering trust and confidence in the honesty, integrity and transparency of how business is conducted at and by public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as summarized below. We believe that our corporate governance practices and guidelines are consistent, in principle, with those required of U.S. companies listed on the NYSE. In addition, we endorse the principles and Best Practice Provisions of the Dutch Corporate Governance Code, or the “Dutch Code”. In contrast to NYSE rules applicable to U.S. companies, the Dutch Code is based on the “comply or explain” principle. As a result, deviations from the best practice provisions of the Dutch Code are allowed, as long as they are explained in our annual report.

The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies, as well as certain ways in which our governance practices deviate from those suggested in the Dutch Code.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that only one non-executive board member may be not independent. Currently, half of our Board (four of the eight members) is “independent” under the NYSE definition and the Dutch Code. Because two of our six non-executive directors are not independent we deviate from the Dutch Code’s general best practice provision regarding the maximum number of non-executives that may not be independent. However, the Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Finally, persons may not be appointed as non- executive directors of Ferrari if such persons are non-executive directors, member of the supervisory boards or other similar bodies for at least five other (Dutch) companies of a certain size.
The NYSE requires that, when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report on Form 10-K) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. Two of three current members of the Compensation Committee are independent under both the Dutch Code and the NYSE rules. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or Chairperson. Of the directors elected to serve on the Committee, no more than one may be an executive director and no more than two may be non-independent under the Dutch Code. These are both deviations from the Dutch Code which suggests that only non- executive directors and at most one non-independent director serve on Board committees. We allow for an executive director to serve, as the Committee’s broad duties benefit from the presence of an executive board member. Although our Governance and Sustainability Committee allows for two non- independent members, we do not intend to make use of this possibility. Current composition of our Governance and Sustainability Committee comprises an executive director as the Chairperson and two other directors who are considered independent under both Dutch Corporate Governance Code and the NYSE Standard.
In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by the general meeting of shareholders. Our Audit Committee is responsible for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law, such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board, and to the extent the authority to grant equity rights has been delegated by the general meeting of shareholders to the Board. For equity compensation plans for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval of the general meeting of shareholders is required.
While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Articles 23 of our Articles of Association provide that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 8. Financial Information—Dividend Policy.”
In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our website at www.ferrari.com.

Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this item.
Item 18. Financial Statements
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement Registration Statement on Form F-1 (File No. 333-205804))
4.1
Credit agreement, dated November 30, 2015, among Ferrari N.V., Ferrari S.p.A., Ferrari Financial Services, Inc., Ferrari Financial Services AG, Bank of America Merrill Lynch International Limited, as facility agent, and the lead arrangers and bookrunners named therein, relating to term loan and multicurrency revolving credit facilities in an aggregate amount of up to €2,500,000,000

8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Alessandro Gili

Name: Alessandro Gili
Title: Chief Financial Officer

Dated: February 25, 2016

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

We have audited the accompanying consolidated statements of financial position of Ferrari N.V. as of December 31, 2015 and 2014, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ferrari N.V. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ Reconta Ernst & Young S.p.A.
Turin, Italy
February 25, 2016

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2015, 2014 and 2013

		For the years ended December 31,
	Note	2015	2014	2013
		(€ thousand)
Net revenues	4	2,854,369	2,762,360	2,335,270
Cost of sales	5	1,498,806	1,505,889	1,234,643
Selling, general and administrative costs	6	338,626	300,090	259,880
Research and development costs	7	561,582	540,833	479,294
Other expenses/(income), net	8	11,035	26,080	(2,096)
EBIT		444,320	389,468	363,549
Net financial (expenses)/income	9	(10,151)	8,765	2,851
Profit before taxes		434,169	398,233	366,400
Income tax expense	10	144,115	133,218	120,301
Net profit		290,054	265,015	246,099
Net profit attributable to:
Owners of the parent		287,816	261,371	240,774
Non-controlling interests	3	2,238	3,644	5,325
Basic and diluted earnings per common share (in €)	12	1.52	1.38	1.27

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31,2015, 2014 and 2013

		For the years ended December 31,
	Note	2015	2014	2013
		(€ thousand)
Net profit		290,054	265,015	246,099
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on remeasurement of defined benefit plans	20	898	(4,739)	(2,412)
Related tax impact	20	(308)	1,061	1,799
Total items that will not be reclassified to the consolidated income statement in subsequent periods		590	(3,678)	(613)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	20	8,234	(148,341)	54,603
Exchange differences on translating foreign operations	20	13,344	27,836	(7,467)
Related tax impact	20	(2,600)	46,588	(17,146)
Total items that may be reclassified to the consolidated income statement in subsequent periods		18,978	(73,917)	29,990
Total other comprehensive income/(loss), net of tax		19,568	(77,595)	29,377
Total comprehensive income		309,622	187,420	275,476
Total comprehensive income attributable to:
Owners of the parent		306,699	181,375	270,790
Non-controlling interests		2,923	6,045	4,686

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2015 and 2014

		At December 31,
	Note	2015	2014
		(€ thousand)
Assets
Goodwill	13	787,178	787,178
Intangible assets	14	307,810	265,262
Property, plant and equipment	15	626,130	585,185
Investments and other financial assets	16	11,836	47,431
Deferred tax assets	10	122,622	111,716
Total non-current assets		1,855,576	1,796,772
Inventories	17	295,436	296,005
Trade receivables	18	158,165	183,642
Receivables from financing activities	18	1,173,825	1,224,446
Current tax receivables	18	15,369	3,016
Other current assets	18	46,477	52,052
Current financial assets	19	8,626	8,747
Deposits in FCA Group cash management pools	18	139,172	942,469
Cash and cash equivalents		182,753	134,278
Total current assets		2,019,823	2,844,655
Total assets		3,875,399	4,641,427

(Deficit)/Equity and liabilities
(Deficit)/Equity attributable to owners of the parent		(25,123)	2,469,618
Non-controlling interests		5,720	8,695
Total (deficit)/equity	20	(19,403)	2,478,313

Employee benefits	21	78,373	76,814
Provisions	22	141,847	134,774
Deferred tax liabilities	10	23,345	21,612
Debt	23	2,260,390	510,220
Other liabilities	24	654,784	670,378
Other financial liabilities	19	103,332	104,093
Trade payables	25	507,499	535,707
Current tax payables		125,232	109,516
Total (deficit)/equity and liabilities		3,875,399	4,641,427

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2015, 2014 and 2013

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Cash and cash equivalents at beginning of the year	134,278	113,786	100,063
Cash flows from operating activities:
Profit before taxes	434,169	398,233	366,400
Amortization and depreciation	274,757	288,982	270,250
Provision accruals	50,873	66,274	24,095
Other non-cash expense and income	36,230	53,348	31,818
Net gains on disposal of property, plant and equipment and intangible assets	(6,964)	(742)	(1,259)
Change in inventories	(2,885)	(65,548)	(19,549)
Change in trade receivables	15,693	824	(81,386)
Change in trade payables	(45,792)	12,986	14,260
Change in receivables from financing activities	120,902	(201,692)	(56,531)
Change in other operating assets and liabilities	(24,698)	14,322	44,700
Income tax paid	(145,017)	(140,920)	(138,784)
Total	707,268	426,067	454,014

Cash flows used in investing activities:
Investments in property, plant and equipment	(184,910)	(169,363)	(161,653)
Investments in intangible assets	(171,033)	(160,635)	(109,250)
Change in investments and other financial assets	377	(358)	1,622
Cash acquired in change in scope of consolidation	—	38,751	—
Proceeds from the sale of property, plant and equipment and intangible assets	1,370	1,828	1,939
Proceeds from the sale of assets and liabilities related to investment properties	37,130	—	—
Total	(317,066)	(289,777)	(267,342)

Cash flows used in financing activities:
Proceeds from bank borrowings	2,118,705	80,745	15,208
Repayment of bank borrowings	—	(1,715)	(10,010)
Net change in financial liabilities with FCA Group	(3,210,504)	89,075	50,638
Net change in other debt	(11,114)	(27,638)	8,189
Net change in deposits in FCA Group cash management pools	814,082	(247,034)	(227,495)
Acquisition of non-controlling interest	(8,500)	—	—
Dividends paid to non-controlling interest	(53,942)	(15,050)	—
Total	(351,273)	(121,617)	(163,470)

Translation exchange differences	9,546	5,819	(9,479)
Total change in cash and cash equivalents	48,475	20,492	13,723
Cash and cash equivalents at end of the year	182,753	134,278	113,786

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2015, 2014 and 2013

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non-controlling interests	Total
	(€ thousand)
At January 1, 2013	3,778	2,001,817	5,739	11,305	(3,647)	22,121	2,041,113
Net profit	—	240,774	—	—	—	5,325	246,099
Other comprehensive income/(loss)	—	—	37,457	(6,828)	(613)	(639)	29,377
Other changes	—	(276)	—	—	—	(31)	(307)
At December 31, 2013	3,778	2,242,315	43,196	4,477	(4,260)	26,776	2,316,282
Dividends declared	—	—	—	—	—	(79,369)	(79,369)
Transaction with non-controlling interest	—	(1,263)	—	—	—	55,243	53,980
Net profit	—	261,371	—	—	—	3,644	265,015
Other comprehensive (loss)/income	—	—	(101,753)	25,435	(3,678)	2,401	(77,595)
Reclassification (1)	—	1,191	—	—	(1,191)	—	—
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	8,695	2,478,313
Transaction with non-controlling interest	—	(2,602)	—	—	—	(5,898)	(8,500)
Net profit	—	287,816	—	—	—	2,238	290,054
Other comprehensive income	—	—	5,634	12,659	590	685	19,568
Restructuring (2)	—	(2,800,000)	—	—	—	—	(2,800,000)
Share premium contribution (3)	—	1,162	—	—	—	—	1,162
Reclassification (1)	—	(2,117)	—	—	2,117	—	—
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	5,720	(19,403)
____________________________

(1)	Relates to the reclassification of the actuarial gain recognized on the remeasurement of the defined benefit pension plan of the former Chairman of the Group.

(2)	Relates to the remaining principal amount of the FCA Note recognized in connection with the Restructuring. See "Background and Basis of Presentation".

(3)	Relates to the effect of a share premium contribution made by FCA N.V. in connection with the Restructuring.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

1. BACKGROUND AND BASIS OF PRESENTATION
Background
Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 176 independent dealers. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 37 Ferrari stores and the Group's website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through financial services entities, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.
Fiat S.p.A., (merged with and into Fiat Chrysler Automobiles N.V. in October 2014, Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, that took place on January 3, 2016, Ferrari operates as an independent, publicly traded company. On January 4, 2016, the Company's shares were also listed on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.

The transactions described above in (i) and (ii) (which are referred collectively to as the “Restructuring”) were completed in October 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of_156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•	Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The Restructuring comprised: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which was subsequently refinanced (see Note 23). In preparing these consolidated financial statements, the Company has retrospectively applied FCA’s basis of accounting for the Restructuring based on the following:

(i)	The capital reorganization:

▪
The Company was formed by FCA solely to effect the Separation and was controlled by FCA until completion of the Separation, on January 3, 2016. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3 - “Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•
The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33 - “Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2013. In particular:

◦	The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as share capital and share premium in the amounts of €3.2 million and €5,096.8 million, respectively, with an offset to retained earnings of €5.1 billion.

◦
The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

◦
The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 19.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•
The FCA Note and subsequent refinancing were reflected in the Consolidated Financial Statements only from the date in which they occurred. In particular, the FCA Note for a principal amount of €7.9 billion was issued on October 17, 2015 and following the application of the proceeds from the issuance of the shares to FCA referred to above, the principal amount outstanding was €2.8 billion. The principal amount under the FCA Note was repaid on December 16, 2015 using cash deposits held with FCA and for the remainder from third party financing. See Note 23.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
These consolidated financial statements of Ferrari N.V. were authorized for issuance on February 25, 2016.
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).
The consolidated financial statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis.
The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.
Transactions with FCA
The Group generates a portion of its net revenues from sale of goods to other FCA Group companies. In particular, net revenues generated from FCA Group companies amounted to €194,506 thousand, €266,641 thousand and €207,519 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. See Note 27 for further details.
The Group enters into commercial transactions with the FCA Group in the ordinary course of business. Receivables and payables are settled in the ordinary course of business and are recorded as assets and liabilities on the consolidated statement of financial position.
The Group, until the Separation, on January 3, 2016, received various services, including human resources, payroll, financial reporting and tax, customs, accounting and treasury, institutional and industrial relations, procurement of insurance coverage, internal audit, IT and systems, risk, corporate security, executive compensation, legal and corporate affairs from the FCA Group. The costs associated with the services totaled €11,559 thousand, €10,486 thousand and €10,773 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. Historically, these costs have been re-charged by the FCA Group based on the actual costs incurred for the services provided to the Group and are reflected as expenses according to their nature in the consolidated financial statements.
With respect to the general corporate costs that are incurred by FCA on behalf of its entire group, which include the costs of the executive officers of the FCA Group, costs of the corporate functions including treasury, human resources, finance and legal, business development, tax, headquarter costs and other related corporate costs, FCA allocates these costs to the Group based on the Group’s proportion of FCA’s consolidated revenues. During the years ended December 31, 2015, 2014 and 2013, corporate costs re-charged to the Group from FCA, amounted to €3,751 thousand, €2,952 thousand and €3,328 thousand, respectively and are reflected in the consolidated financial statements.
Historically the Group participated in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies. The Group accessed funds deposited in these accounts on a daily basis, had the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA's ability to pay at the relevant time. The deposits with FCA Group relating to the cash management are recorded in the consolidated statement of financial position as “Deposits in FCA Group cash management pools” and the finance income earned on such deposits is recorded in net financial income/expenses in the consolidated income statement. Certain entities of the Group have also entered into credit lines with FCA Group entities, these financial liabilities have been provided primarily to finance the activities of the Group’s financial services portfolio in North America and have been recorded as “Debt” in the consolidated statement of financial position. The finance expense associated with such financial liabilities is recorded in “Cost of sales” in the consolidated income statement. Management believes that the assumptions underlying the consolidated financial statements, including the re-charges of expenses from FCA, are reasonable. Nevertheless, the consolidated financial statements may not include all of the actual expenses that

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

would have been incurred by the Group and may not reflect the consolidated results of operations, financial position and cash flows had Ferrari been a stand-alone company during the periods presented. Actual costs that would have been incurred if Ferrari had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

2. SIGNIFICANT ACCOUNTING POLICIES
Format of the financial statements
The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income/(loss), consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and notes thereto, (the “Consolidated Financial Statements”).
For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.
In the consolidated income statement, the Group also presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Group’s Chief Operating Decision Maker (“CODM”), to assess performance.
For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial companies and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder has historically been obtained mainly through funding from certain of the Group’s operating companies and, to a lesser extent, intercompany funding from FCA Group, which provided funding to the financial services entities as the need arose. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the debt is provided in Note 23.
The consolidated statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2015
The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Consolidated Financial Statements. Their adoption had no significant impact on the Consolidated Financial Statements.
Contributions from employees or third parties to defined benefit plans (Amendments to IAS 19 - Defined Benefit Plans: Employee Contributions)

The Group adopted the narrow scope amendments to IAS 19 - Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

IASB's Annual Improvements to IFRSs 2010 - 2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle

The Group adopted the IASB's Annual Improvements to IFRSs 2010 - 2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 - Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 - Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 - Related Party Disclosures, the extension of the

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

exclusion from the scope of IFRS 3 - Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 - Fair value Measurement. There was no significant effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2016 or subsequent years are listed below:
In May 2014, the IASB issued amendments to IFRS 11 - Joint arrangements: Accounting for acquisitions of interests in joint operations which clarifies the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. No significant effect is expected from the adoption of these amendments.

In May 2014, the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. No significant effect is expected from the adoption of these amendments.

In May 2014, the IASB issued IFRS 15 - Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In July 2014 the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In September 2014, the IASB issued narrow amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments which were initially expected to be effective for January 1, 2016, have been postponed. The new effective date for these amendments has not yet been determined. No significant effect is expected from the adoption of these amendments.

In September 2014 the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 - Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 - Financial Instruments: Disclosures on the servicing contracts, on the IAS 19 - Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. No significant effect is expected from the adoption of these amendments.

In December 2014 the IASB issued amendments to IAS 1- Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. No significant effect is expected from the adoption of these amendments.

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also applied. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In January 2016, the IASB issued amendments to IAS 12 - Income Taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. The amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.
In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows, which will require companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date on which the Group achieves control. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
The Group recognizes any non-controlling interests ("NCI") in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
All significant intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.
Interests in joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

When the Group undertakes its activities under joint operations, it recognizes in relation to its interest in the joint operation: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation, (iv) its share of the revenue from the sale of the output by the joint operation, and (v) its expenses, including its share of any expenses incurred jointly.
Foreign currency transactions
The functional currency of the Group’s entities is the currency of their primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement.
Consolidation of foreign entities
All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statement of financial position. Income and expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are classified as currency translation differences within other comprehensive income/(loss) until the disposal of the investment. Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.
Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2015		2014		2013
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1094	1.0887	1.3287	1.2141	1.3279	1.3791
Pound Sterling	0.7259	0.7340	0.8062	0.7789	0.8492	0.8337
Swiss Franc	1.0677	1.0835	1.2146	1.2024	1.2310	1.2276
Japanese Yen	134.2956	131.0700	140.3146	145.2300	129.6283	144.7200
Chinese Yuan	6.9723	7.0608	8.1874	7.5358	8.1638	8.3491
Australian Dollar	1.4775	1.4897	1.4720	1.4829	1.3771	1.5423
Singapore Dollar	1.5253	1.5417	1.6826	1.6058	1.6616	1.7414
Intangible assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Development costs
Development costs for car project production and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.
In particular the Group incurs significant research and development costs through the Formula 1 racing activities. These costs are considered fundamental to the development of the sports and street car models and prototypes. The model for the Formula 1 racing activities continually evolves and as such these costs are expensed as incurred.
Patents, concessions and licenses
Separately acquired patents, concessions and licenses are initially recognized at cost. Patents, concessions and licenses acquired in a business combination are initially recognized at fair value. Patents, concessions and licenses are amortized on a straight-line basis over their useful economic lives, which is generally between three and five years.
Other intangible assets
Other intangible assets mainly relate to the registration of trademarks and have been recognized in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits for the Group and where the cost of the asset can be measured reliably. Other intangible assets are measured at cost less any impairment losses and amortized on a straight-line basis over their estimated life, which is generally between three and five years.
Property, plant and equipment
Cost
Property, plant and equipment is initially recognized at cost which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management, capitalized borrowing costs and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized as a loss in the period of replacement in the consolidated income statement.
Depreciation
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Depreciation rates
Industrial buildings	3% - 20%
Plant, machinery and equipment	5% - 22%
Other assets	12% - 25%
Land is not depreciated.
If the asset being depreciated consists of separately identifiable components whose useful lives differ from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the ‘component approach’.
Investment property
Investment property is defined as property held by the Group to earn rental income or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, the Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any. Investment property is depreciated on a straight-line basis over 33 years.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The rental income generated by investment properties is recognized within net revenues in the consolidated income statement. The Group disposed of its investment property assets and liabilities during 2015.
Borrowing costs
General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.
All other borrowing costs are expensed in net financial expenses if related to the Group’s industrial activities or cost of sales if related to the Group’s financial services activities in the consolidated income statement, as incurred.
Impairment of assets
The Group continuously monitors its operations to assess whether there is any indication that its intangible assets (including development costs) and its property, plant and equipment may be impaired. Goodwill is tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.
If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.
Where an impairment loss for assets other than goodwill, subsequently no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated income statement immediately.
Financial instruments
Presentation
Financial instruments held by the Group are presented in the Consolidated Financial Statements as described in the following paragraphs.
Investments and other financial assets include investment properties, investments in unconsolidated companies and other non-current financial assets.
Current financial assets, as defined in IAS 39 - Financial Instruments: Recognition and Measurement, include trade receivables, receivables from financing activities and current financial assets (which include derivative financial instruments stated at fair value), deposits in FCA Group cash management pools and cash and cash equivalents.
Financial liabilities comprise debt (which include bank borrowings and financial liabilities with FCA Group) and other financial liabilities (which mainly include derivative financial instruments stated at fair value), trade payables and other liabilities.
Measurement
Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39.
Current financial assets are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost. Subsequent to initial recognition, current financial assets are measured at fair value. When market prices are

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

not directly available, the fair value of current financial assets are measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).
Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business) and equity investments whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest rate method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in the consolidated income statement for the period within net financial income/(expenses).
Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest rate method.
Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes, in order to reduce currency risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
All derivative financial instruments are measured at fair value.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•
Cash flow hedges - Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/(expense). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.

The Group did not use fair value hedges or hedges of a net investment in the period covered by these Consolidated Financial Statements.
For further information on the effects reflected on the consolidated income statement from derivative financial instruments refer to Note 19.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the consolidated income statement within net financial income/(expenses).
Trade receivables
Trade receivables are amounts due from clients for goods sold or services provided in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provision for allowances.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Inventories
Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Purchase costs include ancillary costs. Prototypes are recognized at their estimated realizable value, if lower than production cost. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
Transfers of financial assets
The Group sells a significant part of its trade and financial receivables to external parties outside of the FCA Group through factoring transactions. Factoring transactions of the Group are all without recourse.
The Group derecognizes financial assets when, and only when, the contractual rights and risks to the cash flows arising from the asset are no longer held or if it transfers the financial asset. In case of a transfer of financial asset, if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer.
On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the consolidated income statement in cost of sales.
Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents do not include deposits in FCA Group cash management pools.
Employee benefits
Defined contribution plans
Costs arising from defined contribution plans are expensed as incurred.
Defined benefit plans
The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets. The present value of the defined benefit obligation is measured using actuarial techniques and actuarial assumptions that are unbiased and mutually compatible and attributes benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method.
The components of the defined benefit cost are recognized as follows:

•
the service costs are recognized in the consolidated income statement by function and presented in the relevant line items (cost of sales, selling, general and administrative costs, research and development costs, etc.);

•
the net interest on the defined benefit liability is recognized in the consolidated income statement as net financial income /(expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•
the remeasurement components of the net obligations, which comprise actuarial gains and losses and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income/(loss). These remeasurement components are not reclassified in the consolidated income statement in a subsequent period.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Other long-term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.
Provisions
Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
Warranty provision
All cars are sold with warranty coverage. The warranty coverage generally applies to defects that may become apparent within a certain period from the purchase of the car.
The warranty provision is recognized at the time of the sale of the car, based on the present value of management’s estimate of the expected cost to fulfill the obligations over the contractual warranty period, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the warranty provision. Estimates are principally based on the Group’s historical claims or costs experience and the cost of parts and services to be incurred in the activities. The costs related to these provisions are recognized within cost of sales.
Deferred income
Deferred income relates to amounts received by the Group under various agreements, which are reliant on the future performance of a service or other act of the Group. Deferred income is recognized as net revenues when the Group has fulfilled its obligations under the terms of the various agreements.
Range models (models belonging to the Ferrari product portfolio, excluding special series, limited edition and one-off (fuori-serie) models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.
Advances
Advances relate to amounts received from or billed to clients in advance of having provided the related supplies or in advance of having begun the supply of the related services.
Revenue recognition
Revenues from shipments of cars are recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenues are recognized when the risks and rewards of ownership are transferred to the Group's dealers, the sales price is agreed or determinable and collectability is reasonably assured; for cars this generally corresponds to the date when the cars are released to the carrier responsible for transporting cars to dealers.
Revenues are recognized net of discounts including but not limited to, sales incentives and performance based bonuses.
Revenues from separately-priced extended warranty contracts are recognized over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenues. The Group offers a scheduled maintenance program on range models, which is not separately priced. The Group allocates revenue between the car and the maintenance program based on their relative estimated fair values. Amounts paid and attributed to the maintenance program are deferred and recognized as net revenues over the maintenance program period.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Revenues from sponsorship and licensing agreements are recognized on a straight-line basis over the contract term. Certain of the sponsorship agreements contain performance related conditions while certain of the licensing agreements contain minimum guaranteed payments. Performance related sponsorship revenues and licensing revenues in excess of the minimum guaranteed payment are recognized when certain, which is typically when the related conditions have been achieved.
Revenues also include operating lease rentals in conjunction with the rental of engines to other Formula 1 racing teams. Revenues from operating leases are recognized on a straight-line basis over the relevant term of the lease.
Interest income earned in conjunction with the provision of client and dealer financing are reported within the line item “Finance income from financial services companies” using the effective interest rate method.
Revenues from commercial activities relate to the revenues received from participating in the Formula 1 World Championship. The revenues attributable to each racing team are governed by a specific agreement and depend upon, among other factors, the prior year ranking of each of the racing teams. Revenues of the commercial activities are recognized pro-rata over the year.
Cost of sales
Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including the engines rented to other Formula 1 racing teams, of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of sale of the car.
Expenses which are directly attributable to the financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are also reported in cost of sales.
Taxes
Income taxes include all taxes based upon the taxable profits of the Group. Current and deferred taxes are recognized as income or expense and are included in the consolidated income statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in other comprehensive income/(loss) or directly in equity, or (ii) a business combination.
Deferred taxes are accounted using the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.
Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.
The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill, moreover, it estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered. The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.
The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference; and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized.
Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset.
Italian Regional Income Tax (IRAP) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2015, 2014 and 2013.
Other taxes not based on income, such as property taxes and capital taxes, are included in other expenses/(income), net.
Dividends
Dividends payable by the Group are reported as a change in equity in the period in which they are approved by shareholders or the Board of Directors as applicable under local rules and regulations.
Rounding of amounts
All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand euro unless otherwise stated.
Segment reporting
The Group has determined that it has one operating and one reportable segment based on the information reviewed by its CODM in making decisions regarding allocation of resources and to assess performance.
Use of estimates
The Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the consolidated income statement in the period in which the adjustment is made, or prospectively in future periods.
The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Allowance for doubtful accounts
The allowances for doubtful accounts reflect management’s estimate of losses inherent in the dealer and end-client credit portfolio. The allowances for doubtful accounts are based on management’s estimation of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, write-offs and collections, and careful monitoring of portfolio credit quality.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

At December 31, 2015, the Group had gross receivables from financing activities of €1,192,496 thousand (€1,238,647 thousand at December 31, 2014), and allowances for doubtful accounts of €18,671 thousand at December 31, 2015 or 1.6 percent of the gross balance (€14,201 thousand at December 31, 2014, or 1.1 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €9,607 thousand for the year ended December 31, 2015 (€6,769 thousand for the year ended December 31, 2014 and €3,997 thousand for year ended December 31, 2013).
At December 31, 2015, the Group had gross trade receivables of €176,536 thousand (€198,306 thousand at December 31, 2014), and allowances for doubtful accounts of €18,371 thousand, or 10.4 percent of the gross trade receivable balance (€14,664 thousand at December 31, 2014, or 7.4 percent of the gross trade receivable balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €10,298 thousand for the year ended December 31, 2015 (€6,356 thousand for the year ended December 31, 2014 and €10,521 thousand for year ended December 31, 2013).
Should economic conditions worsen resulting in an increase in default risk, or if other circumstances arise, the estimates of the recoverability of amounts due to the Group could be overstated, and additional allowances could be required, which could have an adverse impact on the Group’s results.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment and intangible assets. Intangible assets with definite useful lives mainly consist of capitalized development costs.
The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
For the period covered by these Consolidated Financial Statements, the Group has not recognized any impairment charges for non-current assets with definite useful lives.
Development costs
Development costs are capitalized if the conditions under IAS 38 - Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to the Group’s established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.
The amortization of development costs requires management to estimate the lifecycle of the related model. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related model and, if applicable any expected residual value at the end of its life. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement.
The useful lives and residual values of the Group’s models are determined by management at the time of capitalization and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives and residual values have not resulted in material changes to the Group’s depreciation charge.
For the year ended December 31, 2015, the Group capitalized development costs of €154,409 thousand (€144,757 thousand for the year ended December 31, 2014).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Recoverability of goodwill
In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
As the Group is composed of one operating segment, goodwill is tested at Group level, which represents the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill and capitalized development costs) and the recoverable amount of the CGU, to which goodwill has been allocated. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.
Product warranties and liabilities
The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term, which is generally defined by the legislation in the country where the car is sold. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each car line and each model year of that car line, as well as historical claims experience for the Group’s cars. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for the Group’s cars. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.
In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. Costs associated with these provisions are recorded in the consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Other contingent liabilities
The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. The Group monitors the status of pending legal proceedings and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters.
Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranties matters. Some of these proceedings allege defects in specific

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position of the Group.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group's main operating companies. The Group had the following subsidiaries at December 31, 2015 and 2014:

			At December 31, 2015		At December 31, 2014
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A. (1)	Italy	Manufacturing	100%	—%	n.a.	n.a.

Indirectly held through Ferrari S.p.A. (1)
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d. (2)	China	Importer and distributor	80%	20%	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Ferrari North Europe L.t.d.	UK	Service company	100%	—%	100%	—%
Ferrari GED S.p.A. (3)	Italy	Investment property	n.a.	n.a.	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services S.p.A. (4)	Italy	Financial services	100%	—%	90%	10%

Indirectly held through other Group entities
Ferrari Financial Services A.G. (5)	Germany	Financial services	100%	—%	90%	10%
Ferrari Financial Services Inc. (5)	USA	Financial services	100%	—%	90%	10%
Ferrari Financial Services Japan KK (5)	Japan	Financial services	100%	—%	90%	10%
410, Park Display Inc. (6)	USA	Company holding real estate	100%	—%	100%	—
______________________________

(1)	As a result of the Restructuring Ferrari N.V. became the parent company of the Group and directly owns Ferrari S.p.A.. Prior to the Restructuring Ferrari S.p.A. was the parent entity of the Group.

(2)	In August 2014 the Group’s shareholding in Ferrari International Cars Trading (Shanghai) Co. L.t.d. increased from 59 percent to 80 percent. See “Non-Controlling interests" for further information.

(3)	In September 2015 the Group entered into an agreement to sell a group of assets related to its investment properties, including its participation in Ferrari GED. S.p.A. to Maserati S.p.A..

(4)
In July 2015 the Group acquired the remaining 10% of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from Aldasa GmbH, and as a result owns 100% of the share capital of the company.

(5)	Shareholding held by Ferrari Financial Services S.p.A.

(6)	Shareholding held by Ferrari North America Inc.

The proportion of voting rights in the subsidiaries held directly or indirectly by Ferrari does not differ from the proportion of ordinary shares held. Ferrari does not have any shareholdings in preference shares of subsidiaries.
As permitted by IFRS, certain subsidiaries (mainly dormant companies or entities with insignificant operations) are excluded from consolidation on a line-by-line basis and are accounted for at cost. Their aggregate assets and revenues represent less than 1 percent of the Group’s respective amounts for each period and at each date presented by these Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Non-controlling interests
The non-controlling interests at December 31, 2015 arise from the Group's holding in Ferrari International Cars Trading (Shanghai) Co. L.t.d. ("FICTS") and at December 31, 2014 arise from the Group’s holdings in FICTS and Ferrari Financial Services S.p.A. and its subsidiaries (the “FFS Group”):

	At December 31,
	2015	2014
	(€ thousand)
Equity attributable to non-controlling interests	5,720	8,695
Of which attributable to FICTS	5,720	4,109
Of which attributable to FFS Group	n.a.	4,586

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Net profit attributable to non-controlling interests	2,238	3,644	5,325
Of which attributable to FICTS	1,351	3,059	4,497
Of which attributable to FFS Group	887	585	828
The non-controlling interests in FICTS and the FFS Group are not considered to be significant to the Group for the relevant periods.
Restrictions
The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on the Group's review, it does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2015 amounted to €106,405 thousand.

4. NET REVENUES
Net revenues are as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Cars and spare parts	2,080,228	1,943,729	1,655,185
Engines	218,657	311,155	187,915
Sponsorship, commercial and brand	441,128	416,673	412,004
Other	114,356	90,803	80,166
Total net revenues	2,854,369	2,762,360	2,335,270
Other primarily includes interest income generated by the FFS Group and net revenues from the management of the Mugello racetrack.
5. COST OF SALES
Cost of sales in 2015, 2014 and 2013 amounted to €1,498,806 thousand, €1,505,889 thousand and €1,234,643 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and parts, including the

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

engines rented to other Formula 1 racing teams, of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Cost of sales in 2015, 2014 and 2013 includes €23,702 thousand, €15,992 thousand and €16,855 thousand, respectively, of interest cost and other financial expenses from financial services companies.
6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
General and administrative costs in 2015, 2014 and 2013 amounted to €174,451 thousand, €167,843 thousand and €136,687 thousand, respectively, and mainly consist of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.
In 2015, general and administrative costs include €15,789 thousand in costs related to the initial public offering process and €19,106 thousand related to the one off employee extra bonus paid to employees for the initial public offering. In 2014, general and administrative costs include €15,027 thousand related to the resignation of the former Chairman of the Group.
Selling costs in 2015, 2014 and 2013 amounted to €164,175 thousand, €132,247 thousand and €123,193 thousand, respectively, and mainly consist of marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.
7. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Amortization of capitalized development costs	114,856	125,497	120,444
Research and development costs expensed during the year	446,726	415,336	358,850
Total research and development costs	561,582	540,833	479,294
The main component of research and development costs expensed related to the research and development performed for the Formula 1 racing car, which included initiatives to maximize the performance, efficiency and safety of the car, which are expensed as incurred. See Note 14 for information on development costs capitalized.
The U.S. National Highway Traffic Safety Administration (“NHTSA”) recently published guidelines for driver distraction. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. The Group is evaluating these guidelines and their potential impact on the Group's results of operations and financial position and determining what steps and/or countermeasures, if any, the Group will need to take to comply with these requirements.

8. OTHER EXPENSES/(INCOME), NET
Other expenses/(income), net in 2015 includes other expenses of €33,137 thousand (€39,190 thousand in 2014 and €15,218 thousand in 2013), net of other income of €22,102 thousand (€13,110 thousand in 2014 and €17,314 thousand in 2013).
Other expenses/(income), net mainly relate to accruals to provisions for legal proceedings and disputes and other risks, indirect taxes and other miscellaneous expenses, partially offset by reversal of provisions for legal proceedings and disputes and other risks and other miscellaneous income.

Other expenses in 2015 includes €12,933 thousand of accruals to provisions of which €8,822 thousand related to legal proceedings and disputes and €4,111 thousand primarily related to disputes with suppliers, employees and other parties relating

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2015 relate to litigation with a former distributor.
Other income in 2015 includes €5,802 thousand for the gain on the sale of a group of assets related to the investment properties in Modena, Italy, which the Group sold to the tenant, Maserati S.p.A., an FCA Group company. The total sale price (as determined by an independent valuation) amounted to €37,130 thousand and was received in the third quarter of 2015. At the transaction date the net book value of the assets and liabilities disposed of was €31,328 thousand.
Other expenses/(income), net in 2014 includes other expenses of €39,190 thousand (€15,218 thousand in 2013), net of other income of €13,110 thousand in 2014 (€17,314 thousand in 2013).
Other expenses in 2014 includes €21,372 thousand of accruals to provisions of which €12,783 thousand related to legal proceedings and disputes and €8,589 thousand primarily related to to disputes with suppliers, employees and other parties relating to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 relate to litigation with a former distributor.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

9. NET FINANCIAL INCOME/(EXPENSES)
The following table sets out details of financial income and expenses, including the amounts reported in the consolidated income statement within the financial income/(expenses) line item, as well as interest income from financial services activities, recognized under net revenues, and interest cost and other financial charges from financial services companies, recognized under cost of sales:

	For the years ended December 31,
	2015	2014	2013
Financial income:	(€ thousand)
Interest income from bank deposits	54	2,333	447
Other interest income and financial income	6,473	4,774	1,981
Interest income and other financial income	6,527	7,107	2,428
Finance income from financial services companies	61,587	45,760	38,047
Total financial income	68,114	52,867	40,475

Total financial income relating to:
Industrial companies (A)	6,527	7,107	2,428
Financial services companies (reported within net revenues)	61,587	45,760	38,047

Financial expenses:
Interest expenses on financial liabilities with FCA Group	(15,745)	(6,141)	(5,129)
Capitalized borrowing costs	1,530	1,588	1,981
Other interest cost and financial expenses	(3,163)	(985)	(718)
Interest expense and other financial expenses	(17,378)	(5,538)	(3,866)
Interest expenses from banks	(3,357)	(817)	(315)
Write-downs of financial receivables	(9,607)	(6,769)	(3,997)
Net interest expenses on employee benefits provisions	(79)	(400)	(603)
Other financial expenses	(5,029)	(2,007)	(7,769)
Total financial expenses	(35,450)	(15,531)	(16,550)
Net income/(expenses) from derivative financial instruments and foreign currency exchange rate differences	(4,930)	1,197	118
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(40,380)	(14,334)	(16,432)

Total financial expenses and net income/(expenses) from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial companies (B)	(16,678)	1,658	423
Financial services companies (reported in cost of sales)	(23,702)	(15,992)	(16,855)

Net financial income/(expenses) relating to industrial companies (A+B)	(10,151)	8,765	2,851
Interest expenses on financial liabilities with FCA Group for the year ended December 31, 2015 includes €9,333 thousand related to the FCA Note.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

10. INCOME TAXES
Income tax expense is as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Current tax expense	153,739	137,468	132,904
Deferred tax (income)	(9,410)	(4,600)	(12,067)
Taxes relating to prior periods	(214)	350	(536)
Total income tax expense	144,115	133,218	120,301
The reconciliation between the income tax expense recorded in the Consolidated Financial Statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Theoretical income tax expense	119,396	109,514	100,760
Tax effect on:
Permanent differences	5,846	(3,061)	(4,411)
Effect of changes in tax rate	4,005	—	—
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	1,631	680	642
Taxes relating to prior years	(214)	350	(536)
Withholding tax on earnings	(384)	6,607	6,358
Total income tax expense, excluding IRAP	130,280	114,090	102,813
Effective tax rate	30.0%	28.6%	28.1%
IRAP (current and deferred)	13,835	19,128	17,488
Total income tax expense	144,115	133,218	120,301
Theoretical income taxes have been calculated at a rate of 27.5 percent for each of the years ended December 31, 2015, 2014 and 2013, which is the theoretical corporate rate of taxation in Italy. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate, from 27.5 percent to 24.0 percent, which will be effective from January 2017. As a result, deferred tax assets and liabilities expected to reverse in and subsequent to 2017 have been adjusted to reflect the reduction in the corporate income tax rate.
In order to facilitate the understanding of the tax rate reconciliation presented above, IRAP has been presented separately. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2015, 2014 and 2013.The decrease in IRAP in 2015 compared to 2014 is mainly due to a change in the related Italian tax law that allows personnel costs to be deductible for IRAP purposes.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014, is as follows:

	At December 31,
	2015	2014
	(€ thousand)
Deferred tax assets:
Deferred tax assets to be recovered after 12 months	56,821	63,935
Deferred tax assets to be recovered within 12 months	65,801	47,781
	122,622	111,716
Deferred tax liabilities:
Deferred tax liability to be recovered after 12 months	(12,604)	(5,368)
Deferred tax liability to be recovered within 12 months	(10,741)	(16,244)
	(23,345)	(21,612)
Net deferred tax assets	99,277	90,104
The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At December 31, 2014	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2015
	(€ thousand)
Deferred tax assets arising on:
Provisions	72,763	4,067	—	1,085	77,915
Deferred income	35,039	4,279	—	—	39,318
Employee benefits	3,373	(825)	(306)	—	2,242
Cash flow hedge reserve	26,869	—	(2,602)	—	24,267
Foreign currency exchange rate differences	1,090	(747)	—	—	343
Inventory obsolescence	16,423	8,254	—	398	25,075
Allowances for doubtful accounts	5,292	(1,647)	—	(12)	3,633
Depreciation	22,219	(537)	—	—	21,682
Board of Directors compensation	3,416	(3,416)	—	—	—
Other	11,846	(2,819)	—	1,811	10,838
Total assets	198,330	6,609	(2,908)	3,282	205,313
Deferred tax liabilities arising on:
Depreciation	(11,987)	(1,956)	—	(628)	(14,571)
Capitalization of development costs	(76,570)	(2,961)	—	—	(79,531)
Employee benefits	(1,575)	(138)	—	—	(1,713)
Exchange rate differences	(2,350)	380	—	—	(1,970)
Cash flow hedge reserve	(1)	—	—	—	(1)
Lease accounting	(12,625)	1,168	—	—	(11,457)
Withholding tax on undistributed earnings	(5,228)	4,078	—	—	(1,150)
Total liabilities	(110,336)	571	—	(628)	(110,393)
Deferred tax asset arising on tax loss carry-forward	2,110	2,230	—	17	4,357
Total net deferred tax assets	90,104	9,410	(2,908)	2,671	99,277

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

	At December 31, 2013	Recognized in consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2014
	(€ thousand)
Deferred tax assets arising on:
Provisions	55,802	5,597	—	13,178	(1,814)	72,763
Deferred income	26,163	9,096	—	—	(220)	35,039
Employee benefits	1,945	367	1,061	—	—	3,373
Cash flow hedge reserve	—	—	26,864	—	5	26,869
Foreign currency exchange rate differences	1,090	—	—	—	—	1,090
Inventory obsolescence	16,326	(338)	—	—	435	16,423
Allowances for doubtful accounts	9,106	(1,587)	—	—	(2,227)	5,292
Depreciation	19,428	2,791	—	—	—	22,219
Board of Directors compensation	1,025	2,391	—	—	—	3,416
Other	1,616	(7,899)	—	8,631	9,498	11,846
Total Assets	132,501	10,418	27,925	21,809	5,677	198,330
Deferred tax liabilities arising on:
Depreciation	(9,455)	(2,014)	—	—	(518)	(11,987)
Capitalization of development costs	(70,339)	(3,536)	—	—	(2,695)	(76,570)
Employee benefits	(1,291)	(284)	—	—	—	(1,575)
Exchange rate differences	(804)	(1,546)	—	—	—	(2,350)
Cash flow hedge reserve equity	(19,725)	—	19,724	—	—	(1)
Lease accounting	(12,549)	(76)	—	—	—	(12,625)
Withholding tax on earnings undistributed	(6,075)	847	—	—	—	(5,228)
Total Liabilities	(120,238)	(6,609)	19,724	—	(3,213)	(110,336)
Deferred tax asset arising on tax loss carry-forward	1,322	791	—	—	(3)	2,110
Total net deferred tax assets	13,585	4,600	47,649	21,809	2,461	90,104
The decision to recognize deferred tax assets is made for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and plans.
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.
Following the Separation the Group no longer participates in the FCA Group Italian tax consolidation.  From 2016 the Group's entities will participate in a Group tax consolidation under Ferrari N.V.
11. OTHER INFORMATION BY NATURE
Personnel costs in 2015, 2014 and 2013 amounted to €284,947 thousand, €279,680 thousand and €246,207 thousand, respectively. These amounts include costs that were capitalized mainly in connection to product development activities.
In 2015, the Group had an average number of employees of 2,954 (2,843 employees in 2014 and 2,774 employees in 2013).
12. EARNINGS PER SHARE
As discussed in Note 1, for the periods prior to the Restructuring, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though it had occurred effective January 1, 2013. Share amounts have been adjusted retrospectively to reflect this change. Following the Restructuring, the Company had 188,921,600 common shares outstanding.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2015, 2014 and 2013:

		For the years ended December 31,
		2015	2014	2013
Profit attributable to owners of the Company	€ thousand	287,816	261,371	240,774
Weighted average number of common shares	thousand	188.922	188.922	188.922
Basic earnings per common share		€1.52	1.38	1.27
Diluted earnings per share
Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the years presented.
13. GOODWILL
At December 31, 2015, goodwill amounted to €787,178 thousand (€787,178 thousand at December 31, 2014).
In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs to sell and its value in use.
The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•
The expected future cash flows covering the period from 2016 through 2019 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•
The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.1 percent (1.0 percent in 2014 and 2.0 percent in 2013).

•
The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 7.6 percent (8.2 percent in 2014 and 8.4 percent in 2013). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

14. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2014	674,585	297,986	109,506	34,991	1,117,068
Additions	42,788	101,969	13,270	2,608	160,635
Divestitures	—	—	(645)	—	(645)
Translation differences	—	—	(9)	(88)	(97)
Balance at December 31, 2014	717,373	399,955	122,122	37,511	1,276,961
Additions	117,110	37,299	9,035	7,589	171,033
Divestitures	—	—	(1,248)	(18)	(1,266)
Reclassification	—	—	(53)	53	—
Translation differences	—	—	1,381	335	1,716
Balance at December 31, 2015	834,483	437,254	131,237	45,470	1,448,444

Accumulated amortization at January 1, 2014	524,482	221,085	97,145	32,189	874,901
Amortization	87,564	37,933	10,091	2,057	137,645
Divestitures	—	—	(630)	—	(630)
Translation differences	—	—	(6)	(211)	(217)
Balance at December 31, 2014	612,046	259,018	106,600	34,035	1,011,699
Amortization	84,865	29,991	11,112	2,692	128,660
Divestitures	—	—	(1,177)	—	(1,177)
Translation differences	—	—	1,231	221	1,452
Balance at December 31, 2015	696,911	289,009	117,766	36,948	1,140,634

Carrying amount at:
January 1, 2014	150,103	76,901	12,361	2,802	242,167
December 31, 2014	105,327	140,937	15,522	3,476	265,262
December 31, 2015	137,572	148,245	13,471	8,522	307,810
Additions of €171,033 thousand in 2015 (€160,635 thousand in 2014) primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.
In the year ended December 31, 2015 the Group capitalized borrowing costs of €797 thousand (€892 thousand in the year ended December 31, 2014). Those costs will be amortized over the useful life of the category of assets to which they relate.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

15. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2014	22,470	271,441	1,485,537	119,838	13,684	1,912,970
Additions	—	4,371	76,918	11,974	76,100	169,363
Divestitures	—	(2)	(11,985)	(3,097)	—	(15,084)
Translation differences	30	636	(892)	(482)	—	(708)
Balance at December 31, 2014	22,500	276,446	1,549,578	128,233	89,784	2,066,541
Additions	142	23,716	117,618	10,665	32,769	184,910
Divestitures	—	(6,775)	(23,962)	(7,469)	(139)	(38,345)
Translation differences	29	(12)	(458)	55	—	(386)
Balance at December 31, 2015	22,671	293,375	1,642,776	131,484	122,414	2,212,720

Accumulated amortization at January 1, 2014	—	106,504	1,148,438	90,214	—	1,345,156
Depreciation	—	9,712	131,303	8,938	—	149,953
Divestitures	—	(1)	(11,848)	(2,499)	—	(14,348)
Translation differences	—	503	189	(97)	—	595
Balance at December 31, 2014	—	116,718	1,268,082	96,556	—	1,481,356
Depreciation		10,340	124,950	8,995		144,285
Divestitures		(3,947)	(27,167)	(6,515)		(37,629)
Translation differences		(12)	(1,394)	(16)		(1,422)
Balance at December 31, 2015	—	123,099	1,364,471	99,020	—	1,586,590

Carrying amount at:
January 1, 2014	22,470	164,937	337,099	29,624	13,684	567,814
December 31, 2014	22,500	159,728	281,496	31,677	89,784	585,185
December 31, 2015	22,671	170,276	278,305	32,464	122,414	626,130
Additions of €184,910 thousand in 2015 were mainly comprised of additions of €117,618 thousand to plant, machinery and equipment and additions of €32,769 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2015 mainly related to investments in cars production lines, engine testing equipment and to upgrade wind tunnel. Additions to advances and assets under construction in 2015 mainly related to car production lines.
Additions of €169,363 thousand in 2014 were mainly comprised of additions of €76,918 thousand to plant, machinery and equipment and additions of €76,100 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2014 mainly related to investments in engine assembly lines, engine testing equipment and to upgrade wind tunnel. Additions to advances and assets under construction in 2014 mainly related to the construction of the new building to house the Formula 1 racing team, inaugurated in 2015 and the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.
In the year ended December 31, 2015, the Group capitalized borrowing costs of €733 thousand (€696 thousand in the year ended December 31, 2014). Those costs will be amortized over the useful life of the category of assets to which they relate.
At December 31, 2015, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €31,041 thousand (€52,389 thousand at December 31, 2014).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2015	2014
	(€ thousand)
Investment properties	—	35,565
Delta Top Co option	10,858	10,546
Other securities and other financial assets	978	1,320
Total investments and other financial assets	11,836	47,431
Investment properties
Investment properties at December 31, 2014 related to two buildings which the Group owned in Modena, Italy, which were held for the purpose of earning rental income. The properties were leased to Maserati S.p.A., an FCA Group company. On September 23, 2015, the Group sold a group of assets which included its investment properties to Maserati S.p.A. The total sale price (as determined by an independent valuation) amounted to €37,130 thousand and was received in the third quarter of 2015. At the transaction date the net book value of the assets and liabilities disposed of was €31,328 thousand. The gain on the sale of €5,802 thousand was recorded as other income.
The movement in the net book value is as follows:

	At January 1, 2014	Movements	At December 31, 2014	Movements	At December 31, 2015
	(€ thousand)
Gross carrying amount	53,321	309	53,630	(53,630)	—
Accumulated depreciation	(16,681)	(1,384)	(18,065)	18,065	—
Carrying amount	36,640		35,565		—
The rental income of €2,392 thousand in 2015 (€3,179 thousand in 2014 and €3,170 thousand in 2013) was recognized in the consolidated income statement within net revenues.
Delta Top Co option
The Group has been granted an option by Delta Top Co, a company belonging to the Formula 1 Group (the entity responsible for the promotion of the Formula 1 World Championship). The option allows Ferrari to purchase a fixed number of shares in Delta Top Co for a fixed price on the occurrence of certain events. The option was granted from 2014 until 2020, is renewable, has been subject to an independent valuation and has been measured at fair value. For additional information, see Note 26.
17. INVENTORIES

	At December 31,
	2015	2014
	(€ thousand)
Raw materials	75,812	91,035
Semi-finished goods	67,819	59,771
Finished goods	151,805	145,199
Total inventories	295,436	296,005
The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2015 was €11,610 thousand (€3,091 thousand in 2014 and €2,451 thousand in 2013).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Changes in the provision for slow moving and obsolete inventories were as follows:

	2015	2014
	(€ thousand)
At January 1,	54,693	53,566
Provision	11,610	3,091
Use and other changes	(5,715)	(1,964)
At December 31,	60,588	54,693
18. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At December 31,
	2015	2014
	(€ thousand)
Trade receivables	158,165	183,642
Deposits in FCA Group cash management pools	139,172	942,469
Receivables from financing activities	1,173,825	1,224,446
Current tax receivables	15,369	3,016
Other current assets	46,477	52,052
Total	1,533,008	2,405,625
Trade receivables
The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2015	2014
	(€ thousand)
Trade receivables due from:
FCA Group companies	42,247	69,974
Dealers	45,185	46,421
Sponsors	12,041	25,474
Brand activities	38,789	15,383
Other	19,903	26,390
Total	158,165	183,642
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 15 to 60 days from the date of invoice.
Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 27.
Trade receivables due from sponsors relate to amounts receivable from sponsors of the Group’s Formula 1 activities.
Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.
The Group is not exposed to concentration of third party credit risk.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2015	2014
	(€ thousand)
Trade receivables denominated in:
Euro	112,658	160,582
U.S. Dollar	29,981	18,485
Pound Sterling	4,398	1,456
Chinese Yuan	1,026	1,292
Japanese Yen	3,231	1,271
Other	6,871	556
Total	158,165	183,642
Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement. Changes in the allowance for doubtful accounts during the year were as follows:

	2015	2014
	(€ thousand)
At January 1,	14,664	30,198
Provision	10,298	6,356
Use and other changes	(6,591)	(21,890)
At December 31,	18,371	14,664
Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools represent the Group’s participation until the Separation in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of funds. Deposits with FCA Group earned Euro Interbank Offered Rate (“EURIBOR”) or London Interbank Offered Rate (“LIBOR”) + 15 bps throughout the period covered by these Consolidated Financial Statements. FCA Group invested the deposits in highly rated, highly liquid money market instruments or bank deposits. The Group accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of current accounts with FCA Group approximates fair value based on the short maturity of these investments. For additional information on deposits in FCA Group cash management pools, see Note 27. Following the Separation on January 3, 2016, these arrangements were terminated and the Group received the cash that was held on deposit. The Group now manages its own liquidity and treasury function on a standalone basis.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Receivables from financing activities
Receivables from financing activities are as follows:

	At December 31,
	2015	2014
	(€ thousand)
Client financing	1,115,661	939,284
Financial receivables from FCA Group companies	—	161,303
Factoring receivables	30,901	89,821
Dealer financing	27,263	33,611
Other	—	427
Total receivables from financing activities	1,173,825	1,224,446
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement. Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2015	2014
	(€ thousand)
At January 1,	14,201	10,865
Provision	9,607	6,769
Use and other changes	(5,137)	(3,433)
At December 31,	18,671	14,201
Of which:
Client financing	16,855	11,903
Factoring receivables	1,816	2,150
Dealer financing	—	148
Total	18,671	14,201
Client financing
Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisition. During 2015 the average duration of such contracts was approximately 53 months and the weighted average interest rate is approximately 5.5 percent. Receivables for client financing are generally secured on the titles of cars or other personal guarantees.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The following table sets forth a breakdown of client financing by geography:

	At December 31,
	2015	2014
	(€ thousand)
United States	640,953	482,782
United Kingdom	293,804	207,238
Germany	74,735	74,167
Switzerland	56,569	52,971
Italy	3,408	45,817
France	38,659	38,323
Japan	—	28,864
Belgium	7,533	9,122
Total client financing	1,115,661	939,284

Financial receivables from FCA Group companies
The decrease in financial receivables from FCA Group companies primarily relates to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China.
Factoring receivables
Factoring receivables relate to the purchase of trade receivables from the FCA Group. In 2014 the Group factored receivables in both Italy and the United States and from 2015, only in the United States. Such receivables are purchased on a non-recourse basis and the Group generally earns interest of LIBOR +350  bps (EURIBOR + 350 bps for the Italian receivables factored in 2014 and 2013). The interest earned amounted to €711 thousand for 2015 (€534 thousand for 2014 and €326 thousand for 2013) and is recorded in net revenues, within interest income of financial services activities.
Dealer financing
Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of the financial services companies. In 2015 these receivables were interest bearing at a rate between 2.7 percent and 4.2 percent, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network vary from country to country, although payment terms generally range from 1 to 6 months. The Group provides dealer financing in the United States. Until May 2015 the Group also provided dealer financing in Japan and until the end of 2014 in the UK, Germany, Belgium and Switzerland. Receivables on dealer financing are generally secured by the title of the car or other collateral.
The following table sets forth a breakdown of dealer financing by geography:

	At December 31,
	2015	2014
	(€ thousand)
Europe	—	952
United States	27,263	21,965
Japan	—	10,694
Total dealer financing	27,263	33,611

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Other current assets
Other current assets are as follows:

	At December 31,
	2015	2014
	(€ thousand)
Prepayments	19,979	14,191
Italian and foreign VAT credits	9,265	17,205
Due from personnel	699	1,382
Security deposits	869	895
Other receivables	15,665	18,379
Total other current assets	46,477	52,052
At December 31, 2015, the Group had provided guarantees through third parties, amounting to €73,564 thousand (€126,677 thousand at at December 31, 2014), principally to the relevant tax authorities in relation to (i) the validity of value added tax (“VAT”) and duties for which the Group requested reimbursement from the relevant tax authorities and (ii) the VAT related to temporary import of classic cars for restoration activities which would become due if the car is not exported.
The analysis of current receivables, other current assets and deposits in FCA Group cash management pools by due date (excluding the prepayments) is as follows:

	At December 31, 2015
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	129,215	2,773	—	26,177	158,165
Deposits in FCA Group cash management pools	139,172	—	—	—	139,172
Receivables from financing activities	252,531	849,145	55,919	16,230	1,173,825
Client financing	210,900	832,612	55,919	16,230	1,115,661
Factoring receivables	30,901	—	—	—	30,901
Dealer financing	10,730	16,533	—	—	27,263
Current tax receivables	14,104	1,265	—	—	15,369
Other current receivables	25,636	855	7	—	26,498
Total	560,658	854,038	55,926	42,407	1,513,029

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

	At December 31, 2014
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	177,607	1,882	—	4,153	183,642
Deposits in FCA Group cash management pools	942,469	—	—	—	942,469
Receivables from financing activities	429,179	729,360	53,875	12,032	1,224,446
Client financing	159,361	714,534	53,875	11,514	939,284
Financial receivables from FCA Group companies	161,303	—	—	—	161,303
Factoring receivables	89,821	—	—	—	89,821
Dealer financing	18,267	14,826	—	518	33,611
Other	427	—	—	—	427
Current tax receivables	3,016	—	—	—	3,016
Other current receivables	37,163	692	6	—	37,861
Total	1,589,434	731,934	53,881	16,185	2,391,434
Total receivables from financing activities at December 31, 2015 includes €1,170,891 thousand (€1,059,592 thousand at December 31, 2014) which relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets and other financial liabilities mainly relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2015 and 2014.

	At December 31,
	2015		2014
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	1,900	(102,066)	8,004	(100,620)
Total cash flow hedges	1,900	(102,066)	8,004	(100,620)
Other foreign exchange derivatives	3,170	(1,266)	743	(3,473)
Total	5,070	(103,332)	8,747	(104,093)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The following tables provide an analysis by foreign currency and due date of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2015
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(77,047)	(1,812)	(78,859)	689,476	67,903	757,379
Pound Sterling	(3,834)	(296)	(4,130)	368,355	5,395	373,750
Chinese Yuan	(7,839)	—	(7,839)	48,658	—	48,658
Swiss Franc	(3,692)	—	(3,692)	93,981	—	93,981
Japanese Yen	(3,434)	—	(3,434)	54,206	—	54,206
Other(1)	(308)	—	(308)	19,628	—	19,628
Total amount	(96,154)	(2,108)	(98,262)	1,274,304	73,298	1,347,602
______________________________
(1)    Other mainly includes Australian Dollar and Hong Kong Dollar

	At December 31, 2014
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(46,896)	(29,555)	(76,451)	513,373	304,934	818,307
Pound Sterling	(7,909)	(2,177)	(10,086)	299,304	51,263	350,567
Chinese Yuan	(8,755)	(4,126)	(12,881)	136,573	38,920	175,493
Swiss Franc	(1,144)	(406)	(1,550)	129,246	32,332	161,578
Japanese Yen	5,962	893	6,855	73,499	35,110	108,609
Other(1)	(1,073)	(160)	(1,233)	47,012	12,167	59,179
Total amount	(59,815)	(35,531)	(95,346)	1,199,007	474,726	1,673,733
______________________________
(1)    Other mainly includes Australian Dollar and Hong Kong Dollar
Cash flow hedges
The effects recognized in the consolidated income statement mainly relate to currency risk management and in particular the exposure to Euro / U.S. Dollar for sales in U.S. Dollar in the United States of America, Canada and Mexico and other markets where the U.S. Dollar is the reference currency.
The policy of the Group for managing currency risk normally requires that projected future cash flows from trading activities which will occur within the following 24 months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. It is considered reasonable that the hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement, mainly during the following two years.
Derivatives relating to currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the flows of the underlying transaction.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Net (costs)/revenues	(145,095)	20,111	7,636
Net financial (expenses)/income	(23,745)	(16,788)	10,982
Income tax benefit/(expense)	53,016	(1,043)	(5,846)
Total recognized in the consolidated income statement	(115,824)	2,280	12,772
The ineffectiveness of cash flow hedges was not material for the years 2015, 2014 and 2013.
20. EQUITY
As discussed in Note 1, for the periods prior the Restructuring, with the exception of the FCA Note and subsequent refinancing (explained in Note 23), which were reflected in the Consolidated Financial Statements only from the dates in which they occurred, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2013.
Share capital
Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand at December 31, 2015, 2014 and 2013, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.
The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds. For an explanation of changes in share capital as a result of the Separation see Note 31.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward long-term ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. In connection with the Restructuring, the Company issued 188,921,600 special voting shares to FCA and Piero Ferrari. As a result of the Separation, the special voting shares held by FCA were distributed to the FCA shareholders holding FCA special voting shares prior to the Separation. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation. For an explanation of changes in the special voting shares as a result of the Separation see Note 31.

Retained earnings and other reserves
Retained earnings and other reserves includes:

•
the share premium reserve of €5,975,434 thousand at December 31, 2015 (€5,974,271 thousand at December 31, 2014), which resulted from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015;

•	the legal reserve of €5 thousand at December 31, 2015, (nil at December 31, 2014), determined in accordance with Dutch law.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Other comprehensive income/(loss)
The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	898	(4,739)	(2,412)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	898	(4,739)	(2,412)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(160,606)	(145,018)	73,221
Losses/(gains) on cash flow hedging instruments reclassified to the consolidated income statement	168,840	(3,323)	(18,618)
Gains/(losses) on cash flow hedging instruments	8,234	(148,341)	54,603
Exchange differences on translating foreign operations arising during the period	13,344	27,836	(7,467)
Total items that may be reclassified to the consolidated income statement in subsequent periods	21,578	(120,505)	47,136
Total other comprehensive income/(loss)	22,476	(125,244)	44,724
Related tax impact	(2,908)	47,649	(15,347)
Total other comprehensive income/(loss), net of tax	19,568	(77,595)	29,377
Losses on remeasurement of defined benefit plans mainly include actuarial gains and losses arising during the period. These gains and losses are offset against the related net defined benefit liabilities.
The tax effect relating to other comprehensive income/(loss) are as follows:

	For the years ended December 31,
	2015			2014			2013
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Gains/(losses) on remeasurement of defined benefit plans	898	(308)	590	(4,739)	1,061	(3,678)	(2,412)	1,799	(613)
Gains/(losses) on cash flow hedging instruments	8,234	(2,600)	5,634	(148,341)	46,588	(101,753)	54,603	(17,146)	37,457
Exchange gains/(losses) on translating foreign operations	13,344	—	13,344	27,836	—	27,836	(7,467)	—	(7,467)
Total other comprehensive (loss)/income	22,476	(2,908)	19,568	(125,244)	47,649	(77,595)	44,724	(15,347)	29,377

Transaction with non-controlling interest for the year ended December 31, 2015

Transaction with non-controlling interest for the year ended December 31, 2015 relates to the purchase of the remaining 10 percent of NCI of the subsidiary FFS from Aldasa GmbH. The purchase price for the FFS shares was €8,500 thousand (based on an independent valuation) and the carrying value of the 10 percent interest at the time of purchase was €5,898 thousand. In accordance with IAS 27, the difference of €2,602 thousand was recorded as a reduction to equity.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Transaction with non-controlling interests for the year ended December 31, 2014

	For the year ended December 31, 2014
	Group	NCI
	(€ thousand)
Transactions with non-controlling interests
FICTS
Capital reduction and change in ownership percentage of FICTS from 59% to 80%	3,832	(5,050)
Expiration and renegotiation of FICTS constitution and change in operations	(5,095)	59,074
FFS Inc.
Capital increase	—	1,219
Total change in scope of consolidation	(1,263)	55,243
Capital reduction and change in ownership percentage of FICTS from 59 percent to 80 percent - In June 2014, the Board of Directors of FICTS agreed to perform a capital reduction, returning all of the capital investment to two of the non-controlling interests in FICTS, and reducing the interest of the third non-controlling interest. As a result of the capital reductions, Ferrari’s proportional shareholding in FICTS increased from 59 percent to 80 percent. The carrying value of the non-controlling interest, and Ferrari’s interest in FICTS was adjusted to reflect the change in shareholding structure.
Expiration and renegotiation of FICTS constitution and change in operations - In 2014, the agreement between Ferrari and the non-controlling interests expired. Also in 2014, the agreement between Ferrari and Maserati, which governed how FICTS imported and sold Maserati cars in China, and how Maserati was compensated for such transactions expired. Maserati incorporated a new Chinese entity to distribute Maserati vehicles in China. Accordingly, Ferrari no longer accounted for FICTS as a Joint Operation, but rather as a subsidiary. Such change resulted in the recognition of additional assets and liabilities, previously excluded from the scope of consolidation, and the derecognition of certain assets, which are now accounted for as intercompany transactions.
Dividends declared
FICTS shareholders’ declared dividends to non-controlling interests of €79,369 thousand, representing the aggregate distributable profits at December 31, 2014. An amount of €15,050 thousand was paid to the non-controlling interests in 2014 and €53,942 thousand thousand in 2015. The remaining balance at December 31, 2015, equivalent to €18,308 thousand, has been recorded as other liabilities and will be paid in 2016. See Note 24.
Policies and processes for managing capital
The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

21. EMPLOYEE BENEFITS
The Group’s provisions for employee benefits are as follows:

	At December 31,
	2015	2014
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	23,119	25,837
Pension plans	805	10,492
Total present value of defined benefit obligations	23,924	36,329

Other provisions for employees	54,449	40,485
Total provisions for employee benefits	78,373	76,814
Defined contribution plan
The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2015, 2014 and 2013 was €2,990 thousand, €13,986 thousand and €8,939 thousand, respectively.
Defined benefit obligations
Italian employee severance indemnity (TFR)
Trattamento di fine rapporto or “TFR” relates to the amounts that employees in Italy are entitled to receive when they leave the company and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during the employee’s working life.
The Italian legislation regarding this scheme was amended by Law 296 of 27 December 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance pay retain the nature of “Defined benefit plans”. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the Group recognizes the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.
Pension plans
Group companies, primarily in Germany sponsor non-contributory defined benefit pension plans, for which the Group meets the benefit payment obligation when it falls due. Benefits provided depends on the employee’s length of service and their salary in the final years leading up to retirement.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The expected benefit payments for defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2016	1,747	112
2017	2,860	80
2018	1,551	173
2019	1,576	190
2020	1,535	189
2021-2024	7,945	283
Total	17,214	1,027
The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans		Total
	(€ thousand)
Amounts at December 31, 2013	24,423	12,955		37,378

Included in the consolidated income statement	195	5,319		5,514
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	(67)	—		(67)
- Financial assumptions	2,516	1,380		3,896
- Other	186	724		910
Other
Benefits paid	(1,675)	(9,830)		(11,505)
Other changes	259	(56)		203
Amounts at December 31, 2014	25,837	10,492		36,329

Included in the consolidated income statement	82	72		154
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	—	—		—
- Financial assumptions	(383)	(155)		(538)
- Other	(583)	223		(360)
Other
Benefits paid	(1,825)	(3,739)	(1)	(5,564)
Settlement	—	(6,792)	(2)	(6,792)
Other changes	(9)	704		695
Amounts at December 31, 2015	23,119	805		23,924

(1) Includes €3,700 thousand related to the pension obligations paid for the former Chairman of Ferrari Financial Services A.G.
(2) Relates to settlement of over accruals for pension obligations for the former Chairman of Ferrari Financial Services A.G.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2015			2014			2013
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	8	72	80	7	5,120	5,127	18	1,016	1,034
Interest expense	74	—	74	188	199	387	332	250	582
Total recognized in the consolidated income statement	82	72	154	195	5,319	5,514	350	1,266	1,616
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2015 is equal to 1.6 percent (1.9 percent in 2014 and 3.0 percent in 2013). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
The discount rates are used in measuring the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost. The Group selects these rates on the basis of the rate on return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2015 was equal to approximately 1.6 percent (2.1 percent in 2014 and 3.0 percent in 2013). The average duration of the obligations is approximately 5 years.
Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	At December 31,
	2015		2014
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,675)	2,045	(2,092)	2,463
Total impact on defined benefit obligation	(1,675)	2,045	(2,092)	2,463
The above sensitivity analysis on TFR is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the defined benefit liability recognised in the statement of the financial position.
Other provisions for employees
Other provisions for employees consist of the expected future amounts payable to employees in connection with other remuneration schemes, which are not subject to actuarial valuation, including long-term bonus plans.
At December 31, 2015, other provisions for employees comprised long term bonus benefits amounting to €52,553 thousand (€38,582 thousand at December 31, 2014), jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €1,837 thousand (€1,856 thousand at December 31, 2014), and other provisions for employees amounting to €59 thousand (€47 thousand at December 31, 2014). Interest expense on other provisions for employees

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

amounted to €5 thousand for the year ended December 31, 2015 (€13 thousand and €21 thousand for the years ended December 31, 2014 and 2013, respectively).
22. PROVISIONS
Changes in provisions were as follows:

	At December 31, 2014	Additional provisions	Utilization	Translation differences	At December 31, 2015
	(€ thousand)
Warranty provision	68,512	33,516	(26,028)	312	76,312
Legal proceedings and disputes	44,544	8,822	(8,302)	(87)	44,977
Other risks	21,718	8,535	(10,046)	351	20,558
Total provisions	134,774	50,873	(44,376)	576	141,847
The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the car to the dealer.
The warranty provision is estimated on the basis of the Group’s past experience and contractual terms, related costs are recognized within cost of sales. The additional provisions recognized in 2015 were related to an increase in shipment volumes from 2014 to 2015 and a change in product mix.
The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. The most significant accruals to the provision for legal proceedings and disputes recognized in 2015, relate to ongoing disputes with a former distributor. This class of claims relate to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued before the end of 2016 or in 2017, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group's financial condition or results of operations.
The utilization related to reversal of accruals for legal proceedings and disputes resolved in 2015. Accruals to the provision for legal proceedings and disputes are recognized within other expenses/(income), net.
The provision for other risks are related to disputes and matters which are not subject to legal proceeding including disputes with suppliers, employees and other parties relating to contracts.
The following table sets forth total other risks recognized for the years ended December 31, 2015, 2014 and 2013.

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	3,847	5,088	2,239
Other expenses/(income), net	4,111	8,589	296
Selling, general and administrative costs	8	1,317	347
Income tax expense	569	—	—
	8,535	14,994	2,882

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

23. DEBT
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Borrowings from banks	905,419	1,339,725	—	2,245,144	91,982	16,197	926	109,105
Financial liabilities with FCA Group	3,787	—	—	3,787	378,542	—	—	378,542
Other debt	10,203	1,256	—	11,459	20,796	1,777	—	22,573
Total Debt	919,409	1,340,981	—	2,260,390	491,320	17,974	926	510,220
Borrowings from banks
Borrowings from bank at December 31, 2015 were €2,245,144 thousand (€109,105 thousand at December 31, 2014). Financial liabilities at December 31, 2015 included (i) €1,495,725 thousand (nil at December 31, 2014) relating to the Term Loan, (ii) €498,987 thousand relating to the Bridge Loan (nil at December 31, 2014) and (iii) €250,432 thousand relating to other borrowings from banks (€109,105 thousand at December 31, 2014).

The following table details the interest rates of borrowings from banks:

	Currency	At December 31, 2015		Interest Rate
		Principal	Book Value
		(Currency thousand)	(€ thousand)
Term Loan	Euro	1,425,000	1,420,230	EURIBOR 3M + 90bps
Term Loan	U.S. Dollar	82,000	75,495	LIBOR 3M + 90bps
Bridge Loan	Euro	500,000	498,987	EURIBOR 1M + 40bps
Other borrowings from banks	U.S. Dollar	150,000	138,219	LIBOR + 110bps
Other borrowings from banks	U.S. Dollar	100,000	91,975	LIBOR + 95bps
Other borrowings from banks	Euro	n.a.	20,238	various
Total borrowings from banks		2,257,000	2,245,144

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Term Loan and Bridge Loan
For information on the Term Loan and Bridge Loan see "The Facility" below.
Other borrowings from banks
Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc, to support the financial services operations and in particular (i) €138,219 thousand (€62,009 thousand at December 31, 2014) relating to a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread. This facility was renewed in January 2016 for a further 18 months; (ii) €91,975 thousand relating to a new $100 million term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other financial liabilities also includes €20,238 thousand (€12,668 thousand at December 31, 2014) relating to various short and medium-term credit facilities of Ferrari S.p.A. At December 31, 2014 other borrowings from banks also included €34,428 thousand of Ferrari Financial Services Japan KK which were repaid during 2015.
Revolving Credit Facility
For information on the Revolving Credit Facility, see "The Facility" below.
Financial liabilities with FCA Group
Financial liabilities with FCA Group at December 31, 2015 were €3,787 thousand (€378,542 thousand at December 31, 2014). The €3,787 thousand outstanding at December 31, 2015 was fully settled following the Separation on January 3, 2016.
Financial liabilities with FCA Group at December 31, 2014 primarily related to a credit line held with Fiat Chrysler Finance North America, the purpose of which was to finance the activities of the financial services portfolio in the Americas.
Other debt
At December 31, 2015 other debt, mainly related to the financial services entities, amounted to €11,459 thousand, €22,573 thousand at December 31, 2014.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

The Bridge Loan has a 12 month maturity with an option for the Company to extend once for a six-month period. The Bridge Loan bears interest at a rate per annum equal to the aggregate of EURIBOR plus a margin increasing from 40 basis points to 145 basis points depending on the number of months elapsed from first drawdown. The Term Loan and the RCF each have a maturity of five years. The Term Loan bears interest at a rate per annum equal to the aggregate of EURIBOR, plus a margin ranging from 50 basis points to 105 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. The RCF bears interest at a rate per annum equal to the aggregate of EURIBOR with respect to loans denominated in Euro, or LIBOR with respect to loans denominated in other currencies, plus a margin ranging from 35 basis points to 90 basis points depending on the applicable Consolidated Total Net Debt to Consolidated Adjusted EBITDA ratio, calculated in accordance with the terms of the Facility. Loans under the RCF may be drawn in Euro or an alternative currency at Company's option.

As of December 31, 2015, the proceeds of the Bridge Loan and the Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA. The Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc. The Company intends to refinance the Bridge Loan prior to its maturity with longer term debt, including through capital markets or other financing transactions. As of December 31, 2015, the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control, as well as, with respect to the Bridge Loan only, (i) issuance of debt securities in capital markets transactions, and (ii) certain relevant disposals. Subject to various exceptions and qualifications, negative covenants include (i) limitations on the Company's ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that the Company's subsidiaries may incur or have outstanding, and (iii) restrictions on the Company's ability to make certain disposals of assets. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv) attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

As of December 31, 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to the Company and the other members of the Group which borrow under the Facility.

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2015	2014
	(€ thousand)
Deferred income	268,452	234,536
Advances	173,669	187,222
Accrued expenses	76,514	85,624
Security deposits	20,695	33,117
Payables to personnel	17,145	28,713
Social security payables	18,950	13,251
Other	79,359	87,915
Total other liabilities	654,784	670,378
Deferred income at December 31, 2015 and 2014 primarily includes amounts received under the scheduled maintenance program (€135,957 thousand at December 31, 2015 and €111,589 thousand at December 31, 2014), which are deferred and recognized as net revenues over the maintenance program term. Deferred income also includes amounts collected under various other agreements, which are reliant on the future performance of a service or other act of the Group.
Advances at December 31, 2015 and 2014 primarily includes advances from clients received for the purchase of special series, limited edition and supercars.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Other liabilities at December 31, 2015 includes €18,308 thousand related to dividends payable to the non-controlling interest in FICTS (€64,319 thousand at December 31, 2014).
An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	289,694	12,512	7,612	309,818	306,630	35,982	7,606	350,218
25. TRADE PAYABLES
Trade payables of €507,499 thousand at December 31, 2015 (€535,707 thousand at December 31, 2014) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014:

		At December 31, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		182,753	—	—	182,753
Investments and other financial assets - Delta Top Co option	16	—	—	10,858	10,858
Current financial assets	19	—	5,070	—	5,070
Total assets		182,753	5,070	10,858	198,681
Other financial liabilities	19	—	103,332	—	103,332
Total liabilities		—	103,332	—	103,332

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		134,278	—	—	134,278
Investments and other financial assets - Delta Top Co option		—	—	10,546	10,546
Current financial assets	19	—	8,747	—	8,747
Total assets		134,278	8,747	10,546	153,571
Other financial liabilities	19	—	104,093	—	104,093
Total liabilities		—	104,093	—	104,093
In 2015 and 2014, there were no transfers between levels in the fair value hierarchy.
The fair value of current financial assets and other financial liabilities is related to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts and currency swaps is determined by taking the prevailing foreign currency exchange rate and interest rates at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.
The following table provides a reconciliation from the opening balances to the closing balances for fair value measurements categorized in level 3 in 2014 and 2015:

	Other non- current securities	Other financial assets/(liabilities)
	(€ thousand)
At January 1, 2014	—	—
Gains/(losses) recognized in consolidated income statement	—	—
Gains/(losses) recognized in other comprehensive income	—	—
Issue/(settlement)	10,546	—
December 31, 2014	10,546	—
Gains/(losses) recognized in consolidated income statement	312	—
Gains/(losses) recognized in other comprehensive income	—	—
Issues/(settlements)	—	—
At December 31, 2015	10,858	—
Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2015		2014
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Deposits in FCA Group cash management pools	18	139,172	139,172	942,469	942,469
Receivables from financing activities		1,173,825	1,173,825	1,224,446	1,225,931
Client financing		1,115,661	1,115,661	939,284	940,769
Financial receivables from FCA Group companies	18	-	-	161,303	161,303
Factoring receivables	18	30,901	30,901	89,821	89,821
Dealer financing	18	27,263	27,263	33,611	33,611
Other	18	-	-	427	427
Total		1,312,997	1,312,997	2,166,915	2,168,400

Debt	23	2,260,390	2,259,878	510,220	509,355
27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A., Automotive Lighting LLC and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

The Group also has the following financial transactions with the FCA Group:

•
the Group sells a portion of its trade and financial receivables to the FCA Bank Group, which is jointly controlled by FCA Group and a third party, on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

•	certain Ferrari financing companies obtain financing from FCA Group companies. Debt from FCA Group companies relate to the amounts owed under such facilities at the dates presented. See Note 23;

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represent the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps. See Note 18. Following the Separation these arrangements have been terminated and the Group manages its liquidity and treasury function on a standalone basis;

•	until September 2015, the Group purchased trade receivables from the FCA Group on a non-recourse basis. The interest earned on such receivables is recorded in net revenues. See Note 18;

•	the Group had financial receivables with Maserati and Automotive Lighting LLC (“Automotive Lighting”), which were settled in 2015. See Note 18.
Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.
Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). The former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari; and

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International, of which Mr. Marchionne is a director and Mr. Camilleri is Chairman.
In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2015			2014			2013
	Net revenues	Costs(1)	Net financial income/(expenses)	Net revenues	Costs(1)	Net financial income/(expenses)	Net revenues	Costs(1)	Net financial income/(expenses)
	(€ thousand)
FCA Group companies
Maserati	184,444	2,250	67	259,143	31,345	1,274	194,760	39,759	—
FCA US LLC	1,253	23,562	—	1,110	33,898	—	—	14,997	—
Magneti Marelli	1,397	29,746	—	1,190	24,233	—	970	20,666	—
Other FCA Group companies	7,412	42,768	(11,601)	5,198	38,706	2,793	11,789	18,929	(53)
Total FCA Group companies	194,506	98,326	(11,534)	266,641	128,182	4,067	207,519	94,351	(53)

Exor Group companies (excluding the FCA Group)
Exor Group companies	277	338	—	279	404	—	281	387	—

Other related parties
Poltrona Frau	—	—	—	98	20,115	—	177	22,073	—
COXA S.p.A.	174	7,561	—	279	8,774	—	1	5,732	—
HPE S.r.l.	11	5,518	—	—	3,461	—	—	3,175	—
Other related parties	1,024	6	—	—	120	—	—	543	—
Total other related parties	1,209	13,085	—	377	32,470	—	178	31,523	—
Total transactions with related parties	195,992	111,749	(11,534)	267,297	161,056	4,067	207,978	126,261	(53)
Total for the Group	2,854,369	1,848,467	(10,151)	2,762,360	1,832,059	8,765	2,335,270	1,492,427	2,851
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2015				2014
	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)
	(€ thousand)
FCA Group companies
Maserati	40,362	4,884	—	34,924	68,224	5,368	—	50,736
FCA US LLC	501	4,248	—	—	1,062	8,250	—	—
Magneti Marelli	1,007	6,169	—	—	516	6,239	—	—
Other FCA Group companies	377	5,399	3,668	122,743	172	2,766	2,417	100,532
Total FCA Group companies	42,247	20,700	3,668	157,667	69,974	22,623	2,417	151,268

Exor Group companies (excluding the FCA Group)
Exor Group companies	2	40	—	—	—	28	—	—

Other related parties
Poltrona Frau	—	—	—	—	1,763	8,564	—	—
COXA S.p.A.	—	1,434	—	—	308	1,448	—	—
HPE S.r.l.	—	1,609	—	—	—	686	—	—
Other related parties	3,670	—	—	2,767	1,647	251	—	—
Total other related parties	3,670	3,043	—	2,767	3,718	10,949	—	—
Total transactions with related parties	45,919	23,783	3,668	160,434	73,692	33,600	2,417	151,268
Total for the Group	158,165	507,499	61,846	780,016	183,642	535,707	55,068	779,894
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2015				2014
	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt
	(€ thousand)
FCA Global Finance	139,172	—	1,188	3,787	942,469	—	—	378,542
Maserati	—	—	—	—	—	147,071	—	—
Automotive Lighting LLC	—	—	—	—	—	14,232	—	—
Total transactions with related parties	139,172	—	1,188	3,787	942,469	161,303	—	378,542
Total for the Group	139,172	1,173,825	8,626	2,260,390	942,469	1,224,446	8,747	510,220

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Emoluments to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of Ferrari S.p.A. and the Directors of Ferrari N.V., for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Directors of Ferrari S.p.A.	2,904	20,676	8,198
Directors of Ferrari N.V.	243	—	—
Statutory auditors	105	164	139
Total emoluments	3,252	20,840	8,337
The aggregate compensation payable to directors of Ferrari S.p.A. and Ferrari N.V. was €3,147 thousand for 2015 (€20,676 thousand in 2014 and €8,198 thousand in 2013). This is inclusive of the following:

•	an amount of €2,372 thousand in 2015 (€4,132 thousand in 2014 and €7,566 thousand in 2013) for salary;

•
an amount of €15,027 thousand in 2014 for compensation costs related to the resignation of the former Chairman of the Group. At December 31, 2014, the total payable to the former Chairman amounted to €22,083 thousand, and included the amount due for the post employment benefit plan; and

•	an amount of €775 thousand in 2015 (€1,517 thousand in 2014 and €632 thousand in 2013) as the Group’s contribution to defined benefit obligations and long-term bonus plans.
The aggregate compensation payable to key management in 2015 was €16,364 thousand, of which €280 thousand related to long-term benefits.
28. COMMITMENTS
Arrangements with Key Suppliers
From time to time, in the ordinary course of business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.
Arrangements with Sponsors
Certain of the Group's sponsorship contracts include terms whereby the Group is obligated to purchase a minimum quantity of goods and/or services from its sponsors.
Future minimum purchase obligations under these arrangements at December 31, 2015 were as follows:

	At December 31, 2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	82,265	96,874	36,183	834	216,156

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Operating lease agreements
The future aggregate minimum lease payments under non-cancellable operating leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under operating lease agreements	3,649	4,275	766	—	8,690
During 2015, the Group’s operating lease expenses amounted to €19,162 thousand (€14,881 thousand in 2014 and €15,349 thousand in 2013).
29. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	financial market risk (principally relating to foreign currency exchange rates, and to a much lesser extent, interest rates), as the Group operates internationally in different currencies.
These risks could significantly affect the Group’s financial position and results of operations, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.
The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Credit risk
Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.
The maximum credit risk to which the Group is theoretically exposed at December 31, 2015 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.
Dealers and clients are subject to a specific evaluation of their creditworthiness. Additionally, it is Group practice to obtain financial guarantees against risks associated with credit granted for the purchase of cars and parts. These guarantees are further strengthened, where possible, by retaining title on cars subject to financing agreement.
Credit positions of material significance are evaluated on an individual basis. Where objective evidence exists that they are uncollectible, in whole or in part, specific write-downs are recognized. The amount of the write-down is based on an estimate of the recoverable cash flows, timing of those cash flows, the cost of recovery and the fair value of any guarantees received.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

Receivables from financing activities amounting to €1,173,825 thousand at December 31, 2015 (€1,224,446 thousand at December 31,2014) are shown net of the allowance for doubtful accounts amounting to €18,671 thousand (€14,201 thousand at December 31, 2014). After considering the allowance for doubtful accounts, €16,230 thousand of receivables were overdue (€12,032 thousand at December 31, 2014). Therefore, overdue receivables represent a minor portion of receivables from financing activities.
In addition, of the total receivables from financing activities, €1,170,891 thousand (€1,059,592 thousand at December 31, 2014) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.
Trade receivables amounting to €158,165 thousand at December 31, 2015 (€183,642 thousand at December 31, 2014) are shown net of the allowance for doubtful accounts amounting to €18,371 thousand (€14,664 thousand at December 31, 2014). After considering the allowance for doubtful accounts, €26,177 thousand of receivables were overdue (€4,153 thousand at December 31, 2014).
Liquidity risk
Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. The main determinant of the Group’s liquidity position is the cash generated by or used in operating and investing activities.
Prior to the Separation, the Group participated in cash pooling arrangements with FCA. From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. Following the Separation, the main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. Following the Separation, the Group has established series of policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:

•	centralizing liquidity management through the use of cash pooling arrangement

•	maintaining a conservative level of available liquidity

•	diversifying sources of funding

•	obtaining adequate credit lines

•	monitoring future liquidity requirements on the basis of business planning

Intercompany financing between Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms.
Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 19 and 23. Details of the repayment of derivative financial instruments are provided in Note 19.
During 2015 the Group entered into a new revolving credit facility of €500 million which was entirely undrawn at December 31, 2015. The Group believes that the funds currently available to it, in addition to those that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity.
Financial market risks
The Group’s primary market risk is exposure to foreign currency, which arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.
Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within the net financial income/(expenses) line item or as cost of sales for charges arising from financial services companies.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2015, except for those arising on financial instruments measured at fair value, amounted to net income of €10,794 thousand (net income of €15,663 thousand and net expenses of €9,110 thousand for the years ended December 31, 2014 and 2013, respectively).
The impact of foreign currency exchange rate differences arising from financial services companies, recognized under cost of sales, for the year ended December 31, 2015 amounted to net income of €20,908 thousand (net income of €14,575 thousand and net expenses of €4,107 thousand for the years ended December 31, 2014 and 2013, respectively).
The Group’s exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 the Group entered into a new Term Loan and Bridge Loan for a total amount of €2 billion which bear floating rates of interest. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
These financial market risks could significantly affect the Group’s financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.
As part of the FCA Group, Ferrari applied the FCA Group treasury risk management policies. Following the Separation Ferrari has implemented risk management policies primarily relating to foreign exchange, interest rate and liquidity risk. The policies as an independent Group are substantially in line with those that the Group followed under the FCA Group.

Risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Derivatives cannot be entered into for speculative purposes and counterparties to the agreements are major financial instititutions.
In particular, the Group has used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for. Accordingly, as a result of applying risk management policies with respect to foreign currency exchange exposure, the Group’s results of operations and cash flows have not been fully exposed to fluctuations in foreign currency exchange rates.
The foreign currency exchange rate exposure on forecasted commercial flows is hedged by derivative financial instruments. Despite these hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.
Information on the fair value of derivative financial instruments held is provided in Note 19.
The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2015, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 53 percent of the Group’s turnover (44 percent in 2014).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and Mexico and other markets where the U.S. Dollar is the reference currency. In 2015,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 67 percent (63 percent in 2014)) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2015, with the exception of the Pound Sterling, which represented approximately 12 percent (12 percent in 2014). It is the Group’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until 2014, some exposures were covered over a 24-month rolling period, and since 2015 such timeframe has been reduced to 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are converted into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the reporting date.
There have been no substantial changes in 2015 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2015 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €135,271 thousand (€177,704 thousand at December 31, 2014). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Information on interest rate risk
The Group's exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 the Group entered into a new Term Loan and Bridge Loan for a total amount of €2 billion which bear floating rates of interest. Changes in market interest rates may have the effect of either increasing or decreasing the Group's net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
These financial market risks could significantly affect the Group's financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements.
The Group's most significant floating rate financial assets were the deposits in FCA Group cash management pools, cash and cash equivalents and certain receivables from financing activities (mainly financial receivables from FCA Group companies, factoring receivables, dealer financing and some client financing receivables) while the Group's debt generally bears floating rates of interest. At December 31, 2015, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in an increase in profit before taxes of €1,204 thousand on an annual basis (a decrease of €598 thousand at December 31, 2014). The analysis is based on the assumption that floating rate

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

30. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2015	2014	2013
	(€ thousand)
Italy	238,532	514,277	372,817
Other EMEA	1,209,916	1,113,823	1,008,015
Americas (1)	884,971	635,507	536,483
Greater China (2)	257,249	289,069	235,399
Rest of APAC (3)	263,701	209,684	182,556
Total net revenues	2,854,369	2,762,360	2,335,270
______________________________

(1)	Includes United States, Canada, Mexico and the rest of Central and South America

(2)	Includes mainland China, Hong Kong and Taiwan

(3)	Mainly relates to Japan and Australia

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2015			2014
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Investment properties	Goodwill	Intangible assets
	(€ thousand)
Italy	617,420	787,178	304,754	576,388	35,565	787,178	260,990
Other EMEA	2,779	—	1,691	3,194	—	—	2,205
Americas (1)	4,347	—	1,071	3,696	—	—	1,035
Greater China (2)	532	—	—	711	—	—	1
Rest of APAC (3)	1,052	—	294	1,196	—	—	1,031
Total	626,130	787,178	307,810	585,185	35,565	787,178	265,262
______________________________

(1)	Includes United States, Canada, Mexico and the rest of Central and South America

(2)	Includes mainland China, Hong Kong and Taiwan

(3)	Mainly relates to Japan and Australia

31. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 25, 2016, which is the date the Consolidated Financial Statements were authorized for issuance.

The Separation
As explained in Note 1, the Restructuring transactions were completed in October 2015. The remaining steps of the Separation were completed between January 1 and January 3, 2016 and were performed through two consecutive demergers followed by a merger under Dutch law. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014

of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.
Following the Separation, the share capital of Ferrari N.V. amounted to €2.5 million, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. Ferrari N.V. has 5,000,000 common shares held in treasury.

Following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts which were previously held by FCA were novated to Ferrari S.p.A.

The Separation had no impact on the Company’s results of operations or financial position.

Finally, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
Distribution of Reserves
On February 19, 2016, the Board of Directors approved a distribution of €0.46 per share, amounting to a total distribution of €87 million. The distribution will be made from the share premium reserve which is a distributable reserve under Dutch law. These financial statements do not reflect this distribution.
Securitization
On January 19, 2016, Ferrari Financial Services Inc. performed its first securitization program of retail financial receivables in the United States.