Form 20-F
period 2016-12-30
Ferrari N.V.
filed 2017-03-03
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2016
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 188,923,499 common shares, par value €0.01 per share, and 56,494,688 special voting shares, par value €0.01 per share.
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
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

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
Basis of Preparation of the Consolidated Financial Statements
As explained in Note 1 to the Consolidated Financial Statements and in “Item 4 - Information on the Company - History and Development of the Company”, on October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company.
The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange, the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•
Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange, the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owned 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

I

The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in the Consolidated Financial Statements as though it had occurred effective January 1, 2015 using FCA’s basis of accounting (see Note 21 “Equity”), and (ii) the issuance of the FCA Note, which has been reflected in the Consolidated Financial Statements only from the date in which it occurred (see Note 24 “Debt”).

The remaining steps of the Separation, which were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law, have been reflected in the Consolidated Financial Statements only from the date in which the related transactions occurred and had no impact on the Company’s results of operations or financial position. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Following the Separation and at December 31, 2016, the share capital of the Company amounted to €2,504 thousand, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. At
December 31, 2016, Ferrari N.V. had 5,000,000 common shares and 2,930 special voting shares held in treasury.

Also following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts that were previously held by FCA were novated to Ferrari S.p.A.

Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

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

II

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•	changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	our ability to service and refinance our debt;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

III

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems; and

•	other factors discussed elsewhere in this document.
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
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth selected historical consolidated financial and other data of Ferrari and have been derived from:

(i)	the audited Consolidated Financial Statements, included elsewhere in this document;

(ii)	the audited consolidated income statement of the Company for the years ended December 31, 2013 and 2012 and the audited consolidated statement of financial position at December 31, 2014 and 2013;

(iii)	the unaudited statement of financial position at December 31, 2012.
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
Consolidated Income Statement Data

	For the years ended December 31,
	2016	2015	2014	2013	2012
	(€ million, except per share data)
Net revenues	3,105	2,854	2,762	2,335	2,225
EBIT	595	444	389	364	335
Profit before taxes	567	434	398	366	334
Net profit	400	290	265	246	233
Net profit attributable to:
Owners of the parent	399	288	261	241	225
Non-controlling interests	1	2	4	5	8
Basic earnings per common share (€) (1)	2.11	1.52	1.38	1.27	1.19
Diluted earnings per common share (€) (2)	2.11	1.52	1.38	1.27	1.19
Dividend paid per share (€)	—	—	—	—	—
Distribution paid per common share (€) (3)	0.46	—	—	—	—
_____________________________

(1)	Retrospectively reflects the issuance of 188,923,499 common shares as if the Separation had occurred on January 1, 2012. See also Notes 13 and 21 to the Consolidated Financial Statements.

(2)
For the years ended December 31, 2015, 2014, 2013 and 2012 there were no potentially dilutive instruments. In order to calculate the diluted earnings per share for the year ended December 31, 2016, the weighted average numbers of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement. See Note 17 to the Consolidated Financial Statements.

(3)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At December 31,
	2016	2015	2014	2013	2012
	(€ million, except shares issued)
Cash and cash equivalents	458	183	134	114	100
Deposits in FCA Group cash management pools (1)	—	139	942	684	457
Total assets	3,850	3,875	4,641	3,895	3,465
Debt	1,848	2,260	510	317	261
Total equity/(deficit) (2)	330	(19)	2,478	2,316	2,041
Equity/(Deficit) attributable to owners of the parent	325	(25)	2,470	2,290	2,019
Non-controlling interests	5	6	8	26	22
Share capital	3	4	4	4	4
Common shares issued (in thousands of shares) (3)	188,923	188,923	188,923	188,923	188,923
_____________________________

(1)
Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.

(2)
The negative equity at December 31, 2015 is a result of the effects of the Restructuring. See “Consolidated Statement of Changes in Equity” to the Consolidated Financial Statements for additional details.

(3)
The number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2012. See Note 21 “Equity” to the Consolidated Financial Statements for additional details of share capital and common shares issued.

Other Statistical Information

	For the years ended December 31,
	2016	2015	2014	2013	2012
Shipments (number of cars)	8,014	7,664	7,255	7,000	7,405
Average number of employees for the period	3,115	2,954	2,843	2,774	2,708
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

Period	High	Low	Average	Period End
Year ended December 31, 2012	1.3463	1.2062	1.2859	1.3186
Year ended December 31, 2013	1.3816	1.2774	1.3281	1.3779
Year ended December 31, 2014	1.3927	1.2101	1.3210	1.2101
Year ended December 31, 2015	1.2015	1.0524	1.1032	1.0859
Year ended December 31, 2016	1.1516	1.0375	1.1072	1.0552
Year ended December 31, 2017 (through February 24, 2017)	1.0802	1.0416	1.0644	1.0630
The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this document.

Period	High	Low
September 2016	1.1158	1.1271
October 2016	1.0866	1.1212
November 2016	1.056	1.1121
December 2016	1.0375	1.0758
January 2017	1.0416	1.0794
February 2017 (through February 24, 2017)	1.0551	1.0802
On February 24, 2017, the noon buying rate for U.S. Dollars was €1.00 = U.S.$ 1.0580.
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
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we renovate and expand our models range. The gradual expansion of hybrid engine technology will also introduce a notable change in the overall driver experience compared to the combustion engine cars of our range models to date. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

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
Performance cars are characterized by leading-edge technology which is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, luxury performance cars will in the next few years begin to transition to hybrid technology, albeit at a slower pace compared to mass market vehicles. While we already produce hybrid cars, such as LaFerrari and LaFerrari Aperta, the integration of such technology more broadly into our car portfolio over time may present challenges and costs.
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
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events), at our headquarters in Maranello and through our dealers, the Ferrari museum and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long term.
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
While important to our current marketing strategy, our focus on maintaining low volumes and exclusivity limits our potential sales growth and profitability. We may from time to time face investor and market pressure to demonstrate growth including by increasing the volume of cars we sell. Notwithstanding any such pressure, we intend to continue to pursue a low volume strategy in order to maintain our reputation for exclusivity, while growing volume in a controlled way to respond to growth in emerging markets and demographic changes.
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
Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Item 4.B. Business—Formula 1 Activities.” If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of Formula 1 results may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations. In addition the company that owns the Formula 1 business was recently acquired by new owners and it is uncertain whether and how the arrangements relating to the participation of Ferrari and the other competing teams in the championship may change in the future.
The small number of car models we produce and sell may result in greater volatility in our financial results.
We currently depend on the sales of six range models, one special series and one limited edition supercar to generate our revenues. While we anticipate expanding our car offerings, we expect that a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market. On average it takes about 40 months (approximately 33 months for M models) from the beginning of the development phase to start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, volatility in our revenues and profits is also affected by our “special series” and limited edition cars that we launch from time to time and are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.
Engine production revenues are dependent on Maserati’s ability to sell its cars.
We produce V8 and V6 engines for Maserati. In particular, we have a multi-year arrangement with Maserati to provide V6 engines through 2020, which may be followed by further production runs in future periods. In 2016 we recorded net revenues of €238 million from sales to Maserati. While Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.
Our business is subject to changes in client preferences and trends in the automotive and luxury industry.
Our continued success depends in part on our ability to originate and define product and trends in the automotive and luxury industry, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. If we misjudge the market for our products, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. This risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.
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

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In the EU, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries, such as in the United Kingdom following the referendum to leave the European Union and in the United States under the incoming administration, create additional macroeconomic risk. In the United States, changes in policy positions by the new presidential administration may impact our business, in particular our production of vehicles outside the U.S. for import into the U.S., and potential changes in tax laws, could adversely affect our operations. Any new policies and any steps we may take to address such new policies may have an adverse effect on our business, financial condition and results of operations.
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
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars, and new targets have been set in 2014 with more stringent emission targets applicable to the 2017-2021 period. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet, by 2021 alternative targets for our fleet of EU-registered vehicles.
In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. As a SVM that is able to demonstrate our operational independence from FCA, we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities, and we expect to receive feedback on this proposal by the end of 2017. In September 2016 we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally and we proposed alternative CAFE standards for Model Years 2017, 2018 and 2019.

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

In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different level of stringency effective starting from 2020. Moreover autonomous Chinese regions and municipalities are allowed to implement these more stringent requirements in advance of 2020. If local Chinese regions and municipalities will implement such requirements before 2020 this could lead us to revise our product development and production plans in China, incur significant costs and change marketing strategies in China, which may affect our profits.
We could lose our status as a SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as a SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.
Under these existing regulations, as well as new or stricter rules or policies, we could be subject to sizable civil penalties or have to restrict or modify product offerings drastically to remain in compliance. We may have to incur substantial capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation. . For a description of recent fines we have paid and a summary of the regulation referred to in the paragraphs above please see “Item 4.B. Business Overview - Regulatory Matters”.
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
Our growth depends on the continued success of our existing cars, as well as the successful design and introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop and launch successful new cars could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in others bringing new products and technology to market first, which could compromise our competitive position. As part of our growth strategy, we plan to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. In addition, we will gradually expand the use of hybrid technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.
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
We currently plan to open additional dealerships and Ferrari stores in various international markets. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors . Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.
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

Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt.
As of December 31, 2016, our total consolidated debt was approximately €1,848 million (which includes our financial services), including €800 million outstanding under a term loan facility (the “Term Loan”) and €500 million aggregate principal amount of 1.500% notes due 2023, see Item 5B. "Liquidity and Capital Resources". Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. The agreements governing our indebtedness do not prohibit the incurrence of additional indebtedness. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
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
Our strategy contemplates expanding our sales in the Middle East and Asia regions, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, rising geopolitical tensions and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.
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
Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Our management team particularly benefits from the leadership of our CEO and Chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of FCA into the eighth largest automaker in the world (based on 2016 vehicle sales worldwide). Our employees, particularly in our production facilities in and around Maranello, Italy include many highly skilled engineers, technicians and artisans. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.

We rely on our dealer network to provide sales and services.
We do not own our Ferrari dealers and virtually all of our sales are made through our network of dealerships located throughout the world. If our dealers are unable to provide sales or service quality that our clients expect or do not otherwise adequately project the Ferrari image and its aura of luxury and exclusivity, the Ferrari brand may be negatively affected. We depend on the quality of our dealership network and our business, operating results and financial condition could be adversely affected if our dealers suffer financial difficulties or otherwise are unable to perform to our expectations. Furthermore, we may experience disagreements or disputes in the course of our relationship with our dealers or upon termination which may lead to financial costs, disruptions and reputational harm.
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
As with raw materials, we are also at risk of supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. In future, we will also require greater number of batteries as we introduce hybrid engines in our range model offering, and we expect producers of batteries will be called to increase the levels of demand as the shift to hybrid or electric technology gathers pace in the industry. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.
While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars. For example, Takata is currently the principal supplier of the airbags installed in our cars. Defective airbags manufactured by Takata have led to widespread recalls by several automotive manufacturers starting in 2015 and Takata may be unable to meet the financial liabilities associated with such recalls. See Item 4.B. "Regulatory Matters - Vehicle Safety". Any failure by Takata to continue the supply of airbags may cause significant disruption to our operations.
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
In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. Recent pronouncements of governments and central banks point to a change in the policy environment that may lead to a gradual contraction of monetary policies in coming periods. To the extent that interest rates rise generally, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may not desire to or be able to obtain financing to purchase our cars.
We may not be able to provide adequate access to financing for our dealers and clients, and our financial services operations may be disrupted
Our dealers enter into wholesale financing arrangements to purchase cars from us to hold in inventory or to use in showrooms and facilitate retail sales, and retail clients use a variety of finance and lease programs to acquire cars.
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

Furthermore, to help funding our retail and wholesale financing business, our financial services companies also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. For example, in 2016, Ferrari Financial Services Inc. carried out revolving securitizations raising an aggregate of $481 million of initial proceeds. See Item 5.B. "Liquidity and Capital Resources". Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our wholesale financing business would become more difficult and expensive and our financial condition may be adversely affected.
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

Our dealer and retail customer financing in Europe are mainly provided through our partnership with FCA Bank S.p.A. (“FCA Bank”), a joint venture between FCA Italy S.p.A. and Crédit Agricole Consumer Finance S.A. (“CACF”). If we fail to maintain our partnership with FCA Bank or in the event of a termination of the joint venture or change of control of one of our joint venture partners, we may not be able to find a suitable alternative partner with similar resources and experience and continue to offer financing services to support the sales of Ferrari cars in key European markets, which could adversely affect our results of operations and financial condition.

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
We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in the course of 2015 and 2016, we have issued a series of recalls relating to defective air bags manufactured by Takata and installed on certain of our models. Also in light of uncertainties in our ability to recover the recall costs from Takata, we have increased our provision regarding this matter to €37 million as of December 31, 2016. For a description of these and other recent recalls , see “Item 4.B. Regulatory Matters—Vehicle Safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. Any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

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

Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. The AEO certificate is subject to mandatory audit review by May 1st, 2019 according to the new European Customs Legislation and therefore we will need to implement all necessary organization changes in order to comply with the new requirements. If we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euros while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. In the second half of 2016, the foreign exchange markets have been subject to a high degree of volatility and the US dollar appreciated significantly against the euro while the pound sterling depreciated significantly against both the US dollar and the Euro. See “Item 5. "Operating and Financial Review, Trends, Uncertainties and Opportunities”.
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
Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect our results of operations. For example, the Chinese government has recently imposed various measures intended to curb consumption of luxury goods, including, among other things, a tax specifically applicable to the purchase of luxury cars. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by the U.K. determination to leave the European Union (Brexit).

In a June 23, 2016, referendum, the United Kingdom voted to terminate the UK’s membership in the European Union (“Brexit”). As a result, negotiations are expected to take place to determine the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states in the EU. Any effect of Brexit is expected to depend on the agreements, if any, that may be negotiated between the UK and the EU with respect to reciprocal market access, either during a transitional period or more permanently. Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets. While we sell approximately 20% of our cars in the UK, we do not have other operations in the UK and we do not believe that our global operations would be affected materially by Brexit; however, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations and financial condition as customers may reduce or delay spending decisions on our products. Any uncertainty related to Brexit could also affect trading in our shares.
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
The market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to sell your common shares at or above your purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares, include:

•	variations in our operating results, or failure to meet the market’s earnings expectations;

•	publication of research reports about us, the automotive industry or the luxury industry, or the failure of securities analysts to cover our common shares;

•	departures of any members of our management team or additions or departures of other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•
changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the automotive industry or the luxury industry generally, or particularly scandals relating to those industries, specifically;

•	litigation and governmental investigations; and

•	general market and economic conditions.
The loyalty voting program may affect the liquidity of our common shares and reduce our common share price.
The implementation of our loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of our common shares. The loyalty voting program is intended to reward our shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, if common shares participating in the loyalty voting program are sold they must be deregistered from the loyalty register and any corresponding special voting shares transferred to us for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in our loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in our common shares and adversely affect their trading price.
The interests of our largest shareholders may differ from the interests of other shareholders.
Exor N.V. is our largest shareholder, holding approximately 23.5 percent of our outstanding common shares and approximately 33.4 percent of our voting power. Therefore, Exor has a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. In addition, Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10 percent of our outstanding common shares and approximately 15.4 percent of voting interest in us. As a result, he also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders' Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

We may have potential conflicts of interest with FCA and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and FCA, our former largest shareholder prior to the Separation, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. Even after the Separation overlaps remain among the directors and officers of us and FCA. For example, Mr. Sergio Marchionne, our Chairman and Chief Executive Officer, is the Chief Executive Officer of FCA, Mr. Marchionne and certain of our other directors and officers may also be directors or officers of FCA or Exor, our and FCA’s largest shareholder., including Mr. John Elkann, who is one of our Vice-Chairman, the Chairman of FCA and Chairman and Chief Executive Officer of Exor. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 23.5 percent of our outstanding common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29.4 percent of the common shares and 43.3 percent of the voting power in FCA. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the FCA group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. Exor has approximately 23.5 percent of our outstanding common shares and a voting interest in Ferrari of approximately 33.4 percent. Piero Ferrari holds approximately 10 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, has approximately 15.4 percent of the voting power in our shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7. Major Shareholders and Related Party Transactions—Shareholders' Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”
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
Our shares are listed on both the NYSE and the Mercato Telematico Azionario (“MTA”). The dual listing of our common shares may split trading between the NYSE and the MTA, adversely affect the liquidity of the shares and the development of an active trading market for our common shares in one or both markets and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.

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

We currently benefit or seek to benefit from certain special tax regimes, which may not be available in the future.
We currently calculate taxes due in Italy based, among other things, on certain tax deductions recognized by Italian Tax regulations for R&D expenses and for the investments on manufacturing equipment, which result in a significant tax saving. A change in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges.
The 2015 Italian Finance Bill introduced a new optional patent box regime in the Italian tax system. The Patent Box is a tax exemption related to the use of intellectual property assets. Business income derived from the use of each qualified intangible assets is partially exempted from taxation for both Italian corporate income tax (IRES) and Italian regional tax (IRAP) purposes. The application of such patent box regime may reduce our tax expenses and we are currently seeking to avail ourselves of such regime. However, this exemption is subject to a mandatory ruling by the Italian Tax Authorities and the outcome of the ruling procedure is not certain. In the event of a negative response from the Italian Tax Authorities, we will not be able to benefit from this exemption.

Item 4. Information on the Company
A. History and Development of the Company
Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 with an indefinite duration. Our corporate seat (statutaire zetel) is in Amsterdam, the Netherlands, and our registered office and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111.
Our company is named after our founder Enzo Ferrari.  An Alfa Romeo driver since 1924, Enzo Ferrari founded his own racing team, Scuderia Ferrari, in Modena in 1929 initially to race Alfa Romeo cars.  In 1939 he set up his own company, initially called Auto Avio Costruzioni.  In late 1943, Enzo Ferrari moved his headquarters from Modena to Maranello, which remains our headquarters to this day.
In 1947, we produced our first racing car, the 125 S. The 125 S’s powerful 12 cylinder engine would go on to become synonymous with the Ferrari brand. In 1948, the first road car, the Ferrari 166 Inter, was produced. Styling quickly became an integral part of the Ferrari brand.
In 1950, we began our participation in the Formula 1 world championship, racing in the world’s second Grand Prix in Monaco, which makes Scuderia Ferrari the longest running Formula 1 team. We won our first Constructor World Title in 1952. Our success on the world’s tracks and roads extends beyond Formula 1, including victories in some of the most important car races such the 24 Hours of Le Mans, the world’s oldest endurance automobile race, and the 24 Hours of Daytona.
The Fiat group acquired a 50 percent stake in Ferrari S.p.A. in 1969, which increased to 90 percent in 1988, after the death of Enzo Ferrari, with the remaining 10 percent held by Enzo Ferrari’s son, Piero Ferrari.
On October 29, 2014, FCA announced the intention to separate Ferrari S.p.A. from FCA (the "Separation"). The Separation was completed on January 3, 2016 through a series of transactions which are summarized below.
On October 19, 2015 we completed a restructuring intended to facilitate the initial public offering of our shares (the “IPO”) which resulted in the establishment of New Business Netherlands N.V., then renamed Ferrari N.V. (“Predecessor Ferrari”) as the holding company of the Ferrari group holding a 100 percent interest in Ferrari S.p.A. Predecessor Ferrari was originally established as a 100 percent owned subsidiary of FCA on May 24, 2013. As a result of the restructuring, immediately prior to the IPO, FCA held approximately 90 percent of Predecessor Ferrari common shares and special voting shares and Piero Ferrari, the son of our founder, held the remainder of Predecessor Ferrari common shares and special voting shares. As part of the restructuring, Predecessor Ferrari incurred debt in order to optimize the capital structure of Predecessor Ferrari as a public company through the issue by Predecessor Ferrari to FCA of a promissory note (the “FCA Note”).
On October 20, 2015, FCA priced an IPO of shares of Predecessor Ferrari shares representing approximately 10 percent of Predecessor Ferrari’s common share capital and, on October 21, 2015, such common shares started trading on the New York Stock Exchange under the ticker symbol “RACE”. Following completion of the IPO, FCA owned approximately 80 percent of Predecessor Ferrari common shares, Piero Ferrari held approximately 10 percent of Predecessor Ferrari common shares and investors in the IPO held approximately 10 percent of Predecessor Ferrari common shares.
On December 16, 2015, Ferrari repaid the FCA Note with the proceeds of a loan drawn under a syndicated credit facility with a group of lenders.
The remaining steps of the Separation were carried out through the following transactions, which occurred between January 1 and January 3, 2016. Through two consecutive demergers under Dutch law (the “Demergers”), the equity interests in Predecessor Ferrari previously held by FCA, corresponding to approximately 80 percent of Predecessor Ferrari common share capital, were transferred to holders of FCA common shares and FCA mandatory convertible securities (“MCS”). Immediately after the Demergers, Predecessor Ferrari merged with and into Ferrari, as surviving company (the “Merger”). Upon effectiveness of the Merger, Ferrari became the holding company of the Ferrari business.
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

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 170 authorized dealers operating 188 points of sale.
We believe our cars are the epitome of performance, luxury and styling. We currently sell seven models, including four sports cars (488 GTB, 488 Spider, F12berlinetta and our special series F12tdf) and three GT cars (California T, GTC4Lusso and GTC4Lusso T). The GTC4Lusso was launched in February 2016 while the GTC4Lusso T, Ferrari’s first 4 seater V8 GT, was unveiled in September 2016, with shipments expected to begin in the second quarter of 2017. In addition, in September 2016 we unveiled our latest limited edition supercar, LaFerrari Aperta. We also produce very limited editions series (Fuoriserie) and one-off cars.

In 2016, we shipped 8,014 cars and recorded net revenues of €3,105 million, EBIT of €595 million, net profit of €400 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €880 million, adjusted earnings before interest and taxes (Adjusted EBIT) of €632 million and Adjusted Net Profit of €425 million. For additional information regarding Adjusted EBITDA, Adjusted EBIT and Adjusted Net Profit, which are non-GAAP measures, including a reconciliation of Adjusted EBITDA to net profit, Adjusted EBIT to EBIT and Adjusted Net Profit to net profit, see “Item 5. Operating and Financial Review—Non-GAAP Financial Measures.”

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 45.1 percent, 33.5 percent, 7.7 percent and 13.7 percent of units shipped in 2016.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 16 Ferrari-owned stores and 29 franchised stores (including 8 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with over 400 million television viewers annually. Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Industry Overview
Luxury performance cars share several characteristics with other luxury goods such as quality, aesthetics, rarity, exclusivity and a high degree of non-functional associations all of which leads to significantly higher pricing as compared to mass market goods within the same category. While affected by global macroeconomic conditions, the luxury goods market is also impacted by several more specific factors, such as, in recent years, the significant economic growth and wealth creation in certain emerging economies and rising levels of affluence and demand from the emerging middle and upper classes in Asia and a general trend towards urbanization. Particularly following the 2008-2009 downturn, this has led the global luxury goods market to return to outperform global GDP.
Sources: Bain & Company, 2016 Spring Update for global personal luxury goods market and World Bank data, 1995-2015 for global GDP
Within the luxury goods market, we define our target market for luxury performance cars as two-door cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 150,000 (including VAT). The luxury performance car market historically has followed relatively closely growth patterns in the broader luxury market. The luxury performance car market is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.
Following the sharp recession of 2008-2009, the luxury performance car market has been resilient to further economic downturns and stagnation in the broader economy, also a result of the increase of new product launches. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are all produced by established European manufacturers.

Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants, which in turn has resulted in higher sales overall in the market.
Unlike in other segments of the broader luxury market, however, in the luxury performance car market, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement of a new product is capable of creating and capturing its own demand from clients.

•
Data for the Luxury Performance Car Industry include all two door GT and Sports Cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Honda/Acura, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2016).

•
Data for the Luxury Performance Car Industry based on units registered (Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Thailand, China, Hong Kong, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-ANFAVEA; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association-DataClub; Hong Kong-Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation

The luxury performance car market has now exceeded pre-crisis levels. As shown in the chart above, our volumes in recent years have proven less volatile than our competitors. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

In 2016, our volumes in the largest 22 markets grew reflecting recent model launches: 488 GTB, 488 Spider, F12tdf, GTC4Lusso and we had a market share of 21 percent in the luxury performance car market; with a 21 percent of market share in the sports car segment and 22 percent of market share in the GT segment. The chart below sets forth our market shares in 2016 in the largest 22 markets by geographical area.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2016).

•
Data for the Luxury Performance Car Industry based on units registered (Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Thailand, China, Hong Kong, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-ANFAVEA; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association-DataClub; Hong Kong-Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation.

While we monitor our market share as an indicator of our brand appeal, we do not regard market share in the luxury performance market as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing. In recent years, we have produced a substantially constant number of cars per year in furtherance of that strategy.
Competition
Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies as well as small producers exclusively focused on luxury cars, like us. The luxury performance car market includes a sports car segment and a GT segment.

In the sports car segment our products are the 488 GTB, 488 Spider, F12berlinetta and our latest special series, F12tdf, and our principal competitors are Lamborghini (Huracán 4WD/2WD, Aventador, Aventador SV, in each case Coupé and Spider), McLaren (570S/GT, 540C, 650S Coupé and Spider, and 675LT Coupé and Spider), Porsche (911 Turbo, Turbo S, both Coupé and Spider, GT3 RS and 911 R), Mercedes (SL 63/65 AMG), Aston Martin (Vanquish and V12 Vantage/S, both Coupé and Spider), Audi (R8 V10 Coupé and Spider and R8V10 Plus). In the GT segment our products are the California T, the GTC4Lusso and the new GTC4LussoT models and our principal competitors are Rolls-Royce (Wraith and Dawn), Bentley (Continental GT/GTC, V12 and V8, Speed and S version and GT3-R), Aston Martin (DB9 Coupé and Spider and its successor the DB11) and Mercedes (S Coupé and Convertible 63/65 AMG).
In recent years, the market has shifted somewhat with an increased focus on the GT segment and the lower priced range of the sports car market, with larger automotive groups expanding their offering of premium cars to enter the luxury performance car market.
Competition in the luxury performance car market is driven by the strength of the brand and the appeal of the products in terms of performance, styling, novelty and innovation as well as on the manufacturers’ ability to renew its product offerings regularly in order to continue to stimulate customer demand. Larger automotive groups with a product offering in the luxury performance car market typically have larger financial resources compared to the small luxury car producers and therefore may have more flexibility in planning for product launches and capital spending over time.

Competition among similarly positioned luxury performance cars is also driven by price and total cost of ownership. We believe that the resilience of the value of our cars after a period of ownership is an important competitive factor because it decreases the total cost of ownership for our clients and promotes repeat purchases.
Sports and GT Cars
Our current product range consists of seven models, including six range models and one special series, equipped with either eight or twelve cylinder engines and divided into two classes: Sports cars and GT cars. We target end clients seeking high performance cars with distinctive design and state of the art technology. Within these parameters, we offer different models to meet our clients’ varying needs and to differentiate our line-up from that of other manufacturers, ranging from the exceptional performance of our Sports cars to the luxury and drivability of our GT cars. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), body styles (such as coupes and spiders), and seating (2 seaters, 2+2 seaters and 4 seaters).
Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state of the art vehicle dynamics components and controls. In our sports car class, we offer three models: two of which are equipped with mid-rear V8 engines, namely the 488 GTB (with 670 hp) and the 488 Spider (with 670 hp); and one equipped with a front V12 engine, the F12berlinetta (with 740 hp). Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and quality of life on-board. In our GT class, we offer one model equipped with our V8 engine, the California T (with 560 hp), and one model equipped with our V12 engine, the GTC4Lusso (with 680 hp), our sport-luxury 4 seater which replaced the FF. In addition, to complete our 4 seater offering to a wider client base in September we introduced the GTC4Lusso T (with 610 hp) at the Mondial de l’Automobile 2016 in Paris, the first Ferrari 4 seater equipped with a V8 turbo engine. The FF was produced and sold in 2016 but is now discontinued. We also from time to time design, engineer and produce special series cars which are based on our range models but introduce novel product concepts. These cars are characterized by significant hardware and software mechanical modifications designed to enhance performance and drivability. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Our current special series model is the F12tdf, equipped with a V12 engine with 780 hp.
In addition to our range models and special series described above, we also continue the longstanding Ferrari tradition of limited edition supercars, very limited series (fuoriserie) and one-off cars. Our limited edition supercars, which we typically launch in seven to 10 year intervals, are the highest expression of Ferrari performance and are often the forerunners of technological innovations for the future range models, with innovative features and futuristic design. We launched our supercar, LaFerrari, in 2013 with a limited production run of 499 models that was completed in 2016.The 500th LaFerrari was sold at auction for $7 million to benefit the reconstruction of Central Italy in the aftermath of the earthquakes of 2016. The auction was held in conjunction with RM Sotheby’s and in collaboration with the  National Italian American Foundation's Earthquake Relief Fund. The price achieved represents a record for the most valuable 21st Century automobile ever sold at auction. At the Mondial de l’Automobile 2016 show in Paris we introduced the open top version, LaFerrari Aperta, which will celebrate the 70th anniversary of Ferrari in 2017. Our fuoriserie cars can be based on range or special series mechanical components, but are characterized by important exterior body modifications resulting in an innovative product by concept or design. These exclusive cars are linked to specific events or celebrations, such as the F60 America (celebrating our 60th anniversary of sales in the United States) and the J50 (celebrating our 50th anniversary of sales in Japan). Our one-off cars are designed to meet the varying needs of our most loyal and discerning clients. They reflect the exact design and specifications required by our clients and are produced as a single, unique vehicle. (See “-Limited Edition Supercars, Fuoriserie and One-Offs”).
The table below sets forth our unit shipments for the years ended December 31, 2016, 2015 and 2014, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2016	%	2015	%	2014	%
EMEA
UK	769	9.6%	740	9.7%	705	9.7%
Germany	675	8.4%	595	7.8%	616	8.5%
Italy	364	4.5%	285	3.7%	243	3.3%
Switzerland	333	4.2%	340	4.4%	332	4.6%
France	306	3.8%	274	3.6%	253	3.5%
Middle East(1)	439	5.5%	456	5.9%	521	7.2%
Other EMEA(2)	724	9.1%	661	8.6%	604	8.3%
Total EMEA	3,610	45.1%	3,351	43.7%	3,274	45.1%
Americas(3)	2,687	33.5%	2,640	34.4%	2,462	33.9%
Greater China(4)	619	7.7%	610	8.0%	675	9.3%
Rest of APAC(5)	1,098	13.7%	1,063	13.9%	844	11.6%
Total	8,014	100.0%	7,664	100.0%	7,255	100.0%
__________________________

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.

(2)	Rest of EMEA includes Africa and the other European markets not separately identified.

(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.

(4)	Greater China includes China, Hong Kong and Taiwan.

(5)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

The table below sets forth our unit shipments for the years ended December 31, 2016, 2015and 2014, with a breakdown of Sports and GT cars:

(Number of cars)	For the years ended December 31,
	2016	2015	2014
Sports
V8(1)	4,221	3,534	3,651
V12(2)	1,152	1,169	1,565
Total Sports	5,373	4,703	5,216
GT
V8	2,247	2,638	1,645
V12	394	323	394
Total GT	2,641	2,961	2,039
Total	8,014	7,664	7,255
______________________________

(1)	Includes 458 Speciale and 458 Speciale A for 2015 and 2014.

(2)	Includes LaFerrari, and from the third quarter of 2016 LaFerrari Aperta.

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
Range Models and Special Series
Our products include the range models and special series described below. Our range models currently include three sports cars, 488 GTB, 488 Spider and F12berlinetta, and three GT cars, California T GTC4Lusso and GTC4Lusso T. The GTC4Lusso was launched in 2016 to replace the FF which was produced and sold in 2016 but is now discontinued.
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

488 GTB
The 488 GTB is a two seater berlinetta with a 670 hp mid-rear mounted V8 engine. It was launched in March 2015, 40 years after we unveiled our first ever mid-rear-engined V8 model (the 308 GTB). The model’s exterior and interior design was developed entirely by Ferrari Design Centre. Its large signature air intake scallop evokes the original 308 GTB and is divided into two sections by a splitter. Designed for track-level performance, the 488 GTB can also provide enjoyment to non-professional drivers for everyday use. Accelerating from 0-200 km/h in only 8.3 seconds, its new 3902 cc V8 turbo engine is at top of the class for power output, torque and response times. In the cabin, the seamless integration of the new satellite control clusters, angled air vents and instrument panel heightens the sense that the cockpit is completely tailored around the driver, leading to an extremely sporty yet comfortable ambiance. The 488 GTB has collected various accolades including: Autocar (UK) – 2015 ‘Best Driver’s Car’, Sport Auto (Germany) – 2015 Best Brands Awards – “Best Coupé over €150,000” and Middle East Car of the Year (MECOTY) – ‘Best Supercar 2015’.

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

F12tdf

Unveiled in October 2015, the F12tdf is our latest special series sports car (based on the F12berlinetta), which pays tribute to the Tour de France, the legendary endurance road race that Ferrari dominated in the 1950s and 1960s. Designed entirely in-house at Ferrari Design Centre, the F12tdf is a two seat coupe equipped with a 6262cc 65° V12 engine with a maximum power of 780 hp at 8,500 rpm. The F12tdf is the most powerful high performance Ferrari sports car ever built. Its engine’s sporty response is assured by a maximum torque of 705 Nm (up from 690 Nm) at 6,750 rpm with 80% of such force already available at 2,500 rpm. The F12tdf is equipped with a new Ferrari innovative rear-wheel steering system, known as the Virtual Short Wheelbase (or Passo Corto Virtuale), which together with wider front tires and other vehicle dynamic control systems provides the steering wheel response times and turn-in of a competition car while increasing stability at high speed. These factors combine to produce an outstanding acceleration: 0-100 km/h in 2.9 seconds and 0-200 km/h in 7.9 seconds.

California T
The California T, which followed the great success of our 2008 California model, is equipped with a 560 hp V8 turbo engine. Launched in 2014, it is the only GT car in the segment to combine a retractable hard top, rear seats and a ski passage to the spacious trunk. Its new turbocharged V8 engine comes with a variable boost management system. This makes it the only turbo engine in the world with close to no turbo lag. It also features a revised rear and interior design and a 15 percent reduction in fuel consumption compared to its predecessor. Its lines, penned by Ferrari Design Centre in collaboration with Pininfarina, were awarded the 2015 Red Dot Design Award. In January 2016, we announced the introduction of the Handling Speciale Package (“HSP”) on the California T. The HSP, designed to ensure increased performance, handling and response for a more sporty driving experience, was launched at the Geneva Motor Show in March 2016.

GTC4Lusso

Unveiled in February 2016, the GTC4Lusso is our latest four-seater four-wheel drive Grand Tourer model. Its name recalls historic Ferrari models, such as the 330GT 2+2 and the 250 GT Berlinetta Lusso, renowned for their combination of elegance and performance. The Ferrari Design-penned GTC4Lusso adds a further refinement to the shooting brake coupe style to produce a streamlined, tapered silhouette. The GTC4Lusso is equipped with a 6262cc 65° V12 engine with a maximum power of 680 hp, maximum speed of 335/Km/h and acceleration of 0-100 km/h in 3.4 seconds The Ferrari-patented integrated four wheel drive and steering system allows the driver to effortlessly handle the exceptional torque in a variety of road conditions. Shipments of the GTC4Lusso began in the third quarter of 2016.

GTC4Lusso T

Ferrari further broadened its range at the Mondial de l’Automobile 2016 in Paris with the world premiere of the new GTC4Lusso T, Maranello’s first ever full 4-seater to be powered by a V8, combining sportiness and versatility with day-to-day drivability.
The GTC4Lusso T is equipped with the latest evolution of the “International Engine of the Year 2016” V8 turbo family. The 3.9-liter engine produces a maximum of 610 cv at 7,500 rpm, delivering instant throttle response and smooth progressive pick-up across the rev range. This impressive performance is matched by fuel consumption figures that yield an excellent range, making the car ideal for both city driving and longer journeys.
Adding four-wheel steering and specific calibration of the dynamic control systems to the mix has produced an extremely agile and responsive car. Production of the GTC4Lusso T started in December 2016 and shipments are expected to start in the second quarter of 2017.
Personalization Program and Tailor Made Program
All of our models feature highly customizable interior and exterior options, which together comprise our personalization catalogue. Some of these options include custom shop wheels, alternate brake caliper colors, parking cameras, MagneRide dual mode suspension, sport exhaust systems, panoramic roof option, various door configurations, steering wheel inserts and state of the art custom high fidelity sound systems.
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

Tailor Made 70th Anniversary Collection
As part of activities to mark the 70th anniversary of the company, Ferrari Tailor Made, together with the designers of the Ferrari Design Center have put a modern twist on the stylistic features that distinguished 70 of the most striking Ferraris in history and in so doing have created 70 unique designs to be applied to the cars in the current range. All the cars are distinguished by the commemorative logo of the 70th anniversary along with an ID plaque with the name of the model that inspired it. The project was unveiled at the Paris Motor Show in September 2016.
Limited Edition Supercars, Fuoriserie and One-Offs
In line with our tradition of supercars starting with the 288GTO in 1984 through to the Enzo in 2002 and the LaFerrari Aperta, our latest supercar which we launched in 2016, we also produce limited edition supercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuoriserie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.

LaFerrari Aperta
LaFerrari Aperta is the open top version of the LaFerrari, the latest in our line of supercars. Like its coupé sibling, the LaFerrari Aperta is equipped with hybrid technology. Alongside its powerful rear-wheel drive layout V12 engine (which generates 800 hp), the hybrid system comprises two electric motors and a special battery consisting of cells developed by the Scuderia Ferrari where the F138 KERS technology was pioneered. Because the battery generates an additional 163 hp, LaFerrari Aperta has a combined total of 963 hp. LaFerrari Aperta’s HY-KERS system is designed to achieve seamless integration and rapid communication between the V12 and electric motor, thus blending extreme performance with maximum efficiency. Thanks to the hybrid technology, LaFerrari Aperta generates almost 50 percent more horsepower than the Enzo, its predecessor, and 220 hp more than the F12, our most powerful car to date. Production and shipments started in the third quarter of 2016.
F60 America
The F60 America, a V12 open air roadster, celebrates our 60 years in the United States and is available to U.S. clients only. It combines two of our American clients’ great passions-the modified V12 engine and open-top driving. The exterior is finished in North American Racing Team livery, with special 60th anniversary prancing horse badges adorning the wheel arches. Inside, the F60America features bespoke cabin trim, with the driver’s side finished in red and the passenger side in black-a nod to our historic competition cars. We have pre-sold ten F60s. Production started in the second half of 2015 and all deliveries were made in 2016.

Ferrari J50

The J50 is a two-seater, mid-rear-engined roadster that marks a return to the targa body style evocative of several well-loved Ferrari road cars of the 1970s and 1980s. It was introduced during a celebration held at the National Art Center in Tokyo to commemorate the 50th anniversary of Ferrari in Japan in December 2016. Designed by the Ferrari Styling Centre team in Maranello, just 10 examples of the J50 will be built and, in the spirit of Ferrari’s fuori serie tradition, each one will be tailored specifically to the customer’s requirements. Based on the 488 Spider, the J50 is powered by a specific 690 cv version of the 3.9-liter V8 that won the overall International Engine of the Year Award this year. The bodywork is all new and heralds a radical and futuristic design language, with a highly distinctive personality that suits the tastes of a clientele seeking the utmost in innovative styling. Production will start during 2017.
One-Offs
Finally, in order to meet the varying needs of our most loyal and discerning clients, we also from time to time produce one-off models. While based on the chassis and equipped with engines of one of the current range models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models to have emerged from our One-Off program include the SP12 EC, the F12 TRS (a radical two-seat roadster created on the platform of the F12berlinetta in 2014) and the 458MM Speciale. The program is expanding due to increasing demand.

Non-Registered Racing Cars
Based on our Sports and GT cars, we also develop and manufacture special racing cars. These cars are not registered for use on the road and may only be used on track in competitive and non-competitive race events. This activity is managed by the Attività Sportive GT Department which includes: Competizioni GT (taking care of the GT racing) and Corse Clienti (taking care of the Challenge racing and XX/F1 programme).

488 GTR/GTLM and 488 GT3/GTD
They are sold to clients and private teams as racing cars specifically developed for professional racing with the aim to compete in the FIA World Endurance Championship, in several GT International and also Historical Race like Daytona 24 Hours, Le Mans 24 Hours.
The 488 won the FIA World Cup for GT Manufacturers in its first year of competition and the GT3 special car won several other competitions such as the GTD class of the IMSA SportsCar Championship and the GT class of the Asian Le Mans Series.
XX Programme

Since 2005, we have been operating our XX Programme, a non-competitive “owner-test drivers” program organized at some of the best known race tracks in Europe, Asia and North America. Through the XX Programme, we test advanced solutions and technological innovations by providing a select group of clients the opportunity to drive cars enhanced with superior power and performance characteristics. As part of this programme, we have developed the FXX K, based on LaFerrari, shipments of which started in the second quarter of 2015. Although conceived as a track-only model, the FXX K was specially styled by Ferrari Design Centre working closely with the aerodynamics engineers. The FXX K received the Red Dot “Best of the Best” Design Award in 2015, one of the most recognized design awards in the world.

488 Challenge
The 488 Challenge marks the 25th anniversary of the Ferrari Challenge and was launched in December 2016 at the Finali Mondiali in Daytona. The 488 Challenge is the first equipped with a turbo engine to get on track in the Ferrari one-make series. It is the most powerful car in the Challenge history thanks to 670 hp from the V8 3.9-liter engine derived from the 488 GTB. Ferrari’s patented Slip Slip Angle Control software is installed for the first time on a Challenge car, improving the longitudinal acceleration through bends by 4.2 percent. Production will start in 2017.

Sales and After-Sales
Our commercial team, which includes 226 employees at December 31, 2016, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) Greater China (which includes The People’s Republic of China, Taiwan and Hong Kong), and (iv) Rest of APAC (which includes the rest of Asia and Oceania).
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer. At December 31, 2016, our network comprised 170 dealers operating 188 points of sale.
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
The total number of our dealers as well as their geographical distribution tends to reflect closely the development or expected development of sales volumes to end clients in our various markets over time. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.

The chart below sets forth the geographic distribution of our 188 points of sale at December 31, 2016:

FERRARI
Maranello
Americas
50 POS
EMEA
90 POS
Greater China
26 POS
Rest of APAC
22 POS
U.S.A.
38 POS
Canada
5 POS
Central-South America
7 POS
North Europe
18 POS
Central Europe
19 POS
East Europe
11 POS
South West Europe
15 POS
Italy
12 POS
Middle East & Africa
15 POS
China
23 POS
Taiwan
2 POS
Hong Kong
1 POS
North East Asia
11 POS
South East Asia
5 POS
Australasia
6 POS

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.3 percent of sales, and our 15 largest dealers representing 24 percent of sales.
As part of our supply and demand management, we determine allocations based on various metrics including expected developments in the relevant market, the number of cars sold historically by the various dealers, current order book of dealers and the average waiting time of the end client in the relevant market. Our order reporting system allows us to collect and monitor information regarding end client orders and is able to assist us in production planning, allocation and dealer management.
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
After Sales
Dealers provide after sales services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 233 facilities worldwide. After sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

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
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long term relationships with our clients, which is key to our success. In 2016, more than 60 percent of our new cars were sold to Ferrari owners.
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
In 2016, for example, we organized the World Premier of the GTC4Lusso, where clients from all over the globe gathered at the Villa Erba on Lake Como to admire the new Ferrari V12, and we organized the first edition of the Finali Mondiali ever held in the United States at the legendary Daytona Speedway.
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

In addition to on-track racing, we organize various on-the-road driving events, including both proprietary formats (Ferrari Cavalcade, also including the International Edition) or with a branded presence within an established driving event. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars participate in their own regularity rally taking place shortly before the start of the classic Mille Miglia and Targa Florio races.
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
Formula 1 Activities
Participation in the Formula 1 world championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our Sports and GT cars. The Formula 1 world championship is the pinnacle of motorsports with over 400 million television viewers annually, which make it one of the most watched annual sport series in the world.
Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics, While Europe is the sport’s traditional base, Formula 1’s reach has expanded significantly and an increasing number of Grand Prix are held in non-European countries, such as China, Bahrain, United Arab Emirates, Singapore, Australia, Brazil, Canada, Japan, Mexico and the United States. This provides participants in the world championship exceptional visibility on the world stage, and coverage now extends well beyond the range of conventional media with growing exposure on social networks.
Scuderia Ferrari has been racing in the Formula 1 world championship since the series launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 224 Grand Prix wins. Throughout our racing history, we have won 15 drivers' championships and 16 constructors championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red single-seaters including Alberto Ascari, Juan-Manuel Fangio, Niki Lauda, Gilles Villeneuve, Alain Prost and Michael Schumacher. Our drivers' line-up currently comprises four-time World Champion Sebastian Vettel, who joined Ferrari at the beginning of 2015, and Kimi Raikkonen, now in his second term with the Scuderia Ferrari, for which he won the World Drivers title in 2007. Together, the two drivers have won a total of 62 Grands Prix. In December 2016, Antonio Giovinazzi, runner up in the prestigious GP2 racing series, joined as Ferrari's third driver.
Our Formula 1 racing performance has been less successful over the past several years as our most recent driver's championship and constructors' championship were in 2007 and 2008, respectively. To address this, we have recently enhanced our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. Our efforts include increased research and development activity to improve car performance as well as investment in management and driving talent.
Participation in the Formula One World championship is regulated by bilateral Team Agreements entered into between Formula One World Championship Limited (FOWC), the Formula 1’s commercial rights holder, and each competing Formula

1 racing team (including Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motor sport’s governing body.
On January 23, 2017, Liberty Media Corporation completed the acquisition of all the shares of Delta Topco Limited, the holding company of FOWC. The bilateral Team Agreements will remain unaffected by the change of control. As a consequence of the change of control, Ferrari exercised the options it was granted pursuant to the Team Agreement and in February 2017 received approximately $11.4 million in cash (including $2.7 million of previously undistributed dividends), 145 thousand Liberty Media Corporation shares and $911 thousand of Liberty Media exchangeable notes.
The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA regulations regulate how the cars are manufactured and how the teams compete in races and include technical regulations governing aspects ranging from tires, weight to ignition, fueling and throttle requirements, and sporting regulations covering scoring and racing procedures. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular, television broadcasting royalties and other sources, such as racetrack owners’ fees. Shares in a prize fund equal to approximately 60 percent of earnings before interest, tax, depreciation and amortization from commercial activities and broadcasting rights are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing a set of single-seaters each year and the costs associated with managing a racing team including earnings of drivers, who generally are among the most highly paid athletes in the world.
Improvements in technology and sometimes, changes in regulation, require the design and production of a new racing car every year. Therefore, in addition to our long-term research and development efforts, we begin designing our single-seaters each year in the Spring, in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components fitted on our cars are adjusted from race to race depending on the characteristics of the circuits.
To maximize the performance, efficiency and safety of our single-seaters, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our engines and cars. We often transfer technologies initially developed for racing to our road cars. Examples include steering wheel paddles for gearshifting, the use and development of composite materials, which makes cars lighter and faster, and technology related to hybrid propulsion.
    Our road cars (especially our sports car models) have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focused on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery system, or ERS, technology. Current advanced ERS feature two electric motor/generator units in every car, which allow the driver to recover, store and deploy energy generated both by the vehicle during braking and by the exhaust gases through a turbocharger. Building on our racing team’s expertise, we developed a hybrid ERS system for our LaFerrari and LaFerrari Aperta road cars.
The high brand visibility we achieve through participation in the world championship has historically enabled us to benefit from significant sponsorships. Philip Morris International has been Scuderia Ferrari’s official sponsor for over forty years and, together with Shell (our official sponsor since 1996) and Banco Santander (our official sponsor since 2008) remain our principal official sponsors. Other official sponsors include TNT (Energy Drink), Alfa Romeo, UPS, Kaspersky lab, Weichai, Hublot and Ray-Ban. Our official suppliers include, among others, Pirelli, Puma, Ray-Ban, IVECO, Mahle, NGK, Magneti Marelli and OMR. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to mention Ferrari in their marketing materials.
We use the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in the Scuderia Ferrari paddock to watch Grand Prix races, and our Formula 1 drivers participation in various promotional activities for our road cars. We often sell older single-seaters to clients for use in amateur racing or collection.
More generally, Formula 1 racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury industry, would otherwise incur.

The Mugello Circuit
We acquired the international Mugello circuit in Scarperia, near Florence, in 1988. We have renovated its buildings, 5.2 km race track and other testing and racing facilities, making Mugello what we believe to be one of the world’s finest circuits of its type, with FIA Grade 1 and FIM Grade A certifications, the highest level of homologation for a track-race.
We promote the Mugello circuit to event organizers who regularly rent the circuit to host leading car and motorbike races, including the MotoGP World Championship since 1992. In 2016, over 93,000 people attended the MotoGP World Championship at Mugello, a record attendance for the show.
In 2011, the Mugello circuit won its fifth “Best Grand Prix” award, the highest honor given by the motor sport world for MotoGP organizers. The Mugello circuit is the only track race to have received this award five times.
Brand Activities
Ferrari is one of the world’s leading luxury brands. We engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed Ferrari stores, licensed theme parks and the development of a line of apparel and accessories sold exclusively in our Ferrari stores and on our website www.store.ferrari.com.
Licensing and Theme Parks
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
The table below sets forth our current licensing mix.

Category	Principal Licensees
Accessories	o Oakley (sunglasses) o Tod’s (shoes and leather goods)
Consumer electronics	o Various
Fragrances	o Perfume Holding
Sportswear	o Puma
Theme Parks	o Ferrari World, Abu Dhabi o Ferrari Land, Port Aventura
Toys	o Bburago (play-set) o Lego (Lego toys)
Video games	o Electronic Arts o Microsoft o Sony Polyphony o Ubisoft
Watches	o Hublot (co-branded high-luxury watches) o Movado (Scuderia Ferrari Watches)
Other (including collectors' models, kid apparels, and accessories, stationary and credit cards)	o Various
A significant portion of our revenues from licensing activities consists of royalties we receive in connection with Ferrari World, our theme park in Abu Dhabi (12 percent of royalties generated by licensing activities). Ferrari World opened on Yas Island —on the North East side of Abu Dhabi’s mainland in 2010 and it is currently the only operating Ferrari theme park. Ferrari World’s iconic sleek red roof is directly inspired by the classic double curve side profile of the Ferrari GT body, spanning 200,000 square meters and carrying the largest Ferrari logo ever created. Ferrari World Abu Dhabi offers an all-around Ferrari experience to children and adults alike. The attractions include futuristic 4D rides such as the child-friendly Speed of Magic and the world’s fastest roller-coaster which reaches speeds of 240 km/h and simulates the breathtaking adrenaline rush of a Ferrari single-seater.

In the G-Force experience, visitors are launched 62 meters upwards and over the roof of the Park before being pulled back to earth.
In 2014 we reached an agreement with PortAventura Entertainment S.A.U. to open Ferrari’s first European theme park at the PortAventura resort near Barcelona in Spain. PortAventura Entertainment S.A.U. has announced a planned investment of €100 million and the park is expected to open in the spring of 2017. In the long-term we aim to open one theme park in each of the main geographic areas where we operate, including North America and Asia.
Retail and E-Commerce
Through our network of Ferrari stores (franchised or directly managed), we offer a wide range of Ferrari branded products, including a line of apparel and accessories exclusively sold in our Ferrari stores and on our website. All Ferrari branded products we sell in our stores and on our website are either manufactured by our licensees, or directly sourced from our selected network of suppliers.
At December 31, 2016, there were a total of 45 retail Ferrari stores, including those in Maranello, Milan, Macau, New York, Las Vegas, Miami and Los Angeles, Johannesburg, Dubai and Abu Dhabi, of which 29 franchised stores (including 8 Ferrari Store Junior) and 16 stores owned and operated by us.
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
In recent years, e-commerce has proved to be an increasingly valuable sales channel, with over 400,000 registered users in more than 190 countries and translations in seven languages.

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
For the design of our cars we have relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and especially Pininfarina. The privileged partnership with Pininfarina, spanning over six decades, has helped define Ferrari's design language and has established Ferrari at the forefront of design advance and excellence. Throughout the years this has been recognized repeatedly by a long series of awards being bestowed upon Ferrari road cars.
In 2010 we established the Ferrari Design Centre, our in-house design department, in order to improve our control over the design process and ensure long-term continuity of the Ferrari style. Its mission is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo "Ferrari Design" denotes all concepts and works from Ferrari Design Centre (see “-Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the GT and Sports car range special editions, limited editions, one-off models, concept cars and some track-only models. Ferrari Design also includes a color & trim team which handles the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the product marketing department. Ferrari Design is also regularly involved with the styling and conceptual definition of Ferrari branded products produced by our licensees (see “Brand Activities”).
The department is organized as an integrated automotive design studio, employing a total workforce of approximately 80 people (both full-time workers and external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.
Ferrari Design Centre entirely designed our most recent cars, such as the GTC4Lusso, the GTC4Lusso T, the F12tdf, the 488 Spider, the 488 GTB, the 488 Challenge, the FXX K, the LaFerrari, the LaFerrari Aperta and the limited-series J50, while it designed other current range models, such as the F12berlinetta, in collaboration with Pininfarina. Although our collaboration with Pininfarina is still active with regard to certain special models and fuoriserie, we expect that the design and development of most of our future models will be carried out primarily by Ferrari Design Centre.
During the 7 years of activity of the Ferrari Design Centre, our cars have been granted several renowned design awards. Among the recent ones are the following:

•	FXX K: Red Dot: “Best of the Best” award for top design quality and ground-breaking design (2015); “iF Gold Award” (2016); “Compasso d’Oro 2016” (ADI).

•	488 GTB: Red Dot: “Best of the Best” award for top design quality and ground-breaking design (2016); “iF Award” (2016).

•	488 Spider: “iF Award” (2016); Autonis Design award (Auto Motor und Sport, D) - Beste Design-Neuheit: Cabrios (2016); Chicago Good Design Award (2016).

•
LaFerrari: Red Dot design award for high design quality (2015); “Design Award” (AutoScout24 -11th Internet Auto Awards); “Design of the Year 2014” (AutoDesign & Styling Awards); “Best Super Sportscar 2014” (Auto Zeitung); “2014 James May’s Car of the Year” (Top Gear); “Best Cars 2015 -Coupé Category” (Motor Presse Iberia).

•	GTC4Lusso: “Chicago Good Design Award” (2016); “Grand Prize for Best Supercar of the Year” (Festival International Automobile, 2016).

•	F12tdf: “Chicago Good Design Award” (2016).

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

•
458 Speciale: “Supercar of the Year 2013” (Top Gear -UK); “2014 Car of the Year” (Evo -UK); “James May’s Car of the Year 2013” (Top Gear -UK); “Supercar of the Year 2013” (Evo Middle East); “2014 Britain’s Best Driver’s Car” (Autocar -UK).

•	458 Speciale A: “Convertible of the Year 2014” (Top Gear UK).

Product Development
Our product development process is highly structured with the aim of allowing us to respond quickly to market demand and technological breakthroughs and to maintain our position at the top end of the market for car performance and luxury. Our technology team is comprised of approximately 640 engineers and technicians at December 31, 2016. All of our cars are designed and engineered in Italy, at our factories in Maranello and Modena (Carrozzeria Scaglietti).
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
Generally, we plan for a four to five year life cycle for our range models. After four to five years, we typically launch a “modified” or “M” model based on the same platform but featuring significant aesthetic updates and technological improvements. This is, for example, the case of the California T, launched in 2014, which replaced and updated the earlier California, featuring new sheet-metal, new interior, a revised chassis and a new turbocharged powertrain. Typically, four years after the launch of the M-model, we start production of an entirely new model based on an completely new or overhauled platform. Therefore, the cumulative life cycle of each of our models is approximately eight to nine years, and typically we have launched one new model every year while keeping four or more range models in production at any time. The actual life cycles of our models vary depending on various factors including market response. Special series have different, typically shorter, lifecycles. We usually utilize additional platforms for production of our supercars, such as LaFerrari and LaFerrari Aperta.

We also run specific programs for our most critical components, independently from the development of new car models. This is the case of our engines, which we manufacture according to cycle milestones not necessarily connected with the release of a new car model. Since 2011, we have also been producing the new F160 3.0-liter V6 Turbo engine exclusively for Maserati. In 2016, we produced approximately 34,000 F160 engines for Maserati. (See “—Manufacturing of Engines for Maserati”). Many of our components, such as those relating to transmission, power steering, navigation systems and the instrument cluster, are co-designed by us and our suppliers based on our specifications.
Our research and development operations constantly focus on innovating our cars’ concept and package, powertrains design, car architecture and components development. (See “—Research and Development”).
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
For the year ended December 31, 2016, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than ten percent of our total procurement costs.

We recognize the contribution of our suppliers to our success through various initiatives, including "Key Innovation Partners", events devoted to Ferrari’s suppliers who displayed particular excellence or innovative flair.

Production Process
Our production facilities are located in Maranello and in Modena, Italy (see “Item 4.D. Properties, Plant, and Equipment”). Our production processes include supply chain management, production and distribution logistics of cars in our range models and special series, as well as assembly of prototypes and avanseries.
Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs —over 40,000 product identifier codes sourced from approximately 1,000 total suppliers — entailing a complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello, and its management is outsourced to the logistics company Kuehne & Nagel.
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
At December 31, 2016, our production processes employed over 1,300 engineers, technicians and other personnel (approximately 1,200 blue collar employees including approximately 200 temporary production employees and approximately 100 white collar employees). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts or, to address special peaks in demand, temporary employees. Production could be increased even further with the introduction of a second shift on car assembly lines compared to the single shift currently operated. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine then goes to the test benches where its power and torque output are measured to ensure it delivers the expected performance. In 2016 we produced an average of approximately 147 engines per day, including approximately seven V12, 43 V8 (including two V8 turbo and 13 V8 aspirated for Maserati) and 97 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Chassis and Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells and chassis at our panel shop Carrozzeria Scaglietti in Modena. The main components of body-shells and chassis are not manufactured internally but are sourced from manufacturers such as Officine Meccaniche Rezzatesi for chassis and Fontana Group for bodies. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 cars. We carefully check the alignment of the various parts —most importantly the engine cover and the wings —with electronic templates and gauges. Our highly trained specialists also perform surface controls to the aluminum panels and eliminate any imperfections by either filing or panel beating. In our Scaglietti plant we also have a dedicated line for the assembly of a special carbon fiber body for our supercar "LaFerrari Aperta".
Painting
Our paint shop was inaugurated in 2004 with what we believe to be state-of-the-art technology. When transferred to our paint shop, all body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural anti-electrostatic properties) to clean off any dirt particles or impurities. The bodies are then mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. Painting is automated for the larger surfaces, while it is done by hand for some other localized areas. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2017 we will substitute the robot which applies the base coat with a new generation robot to improve quality and technical efficiency.
Assembly Line and Final Checks
The final assembly of our cars takes place in our body-shop built in 2008. Assembly of our 8 and 12 cylinder cars are carried out separately. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency.

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
Manufacturing of Engines for Maserati
We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte or Ghibli (turbo engines), the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “-Production Process”). In 2016, we sold approximately 420 V8 turbo engines and approximately 1,797 V8 aspirated engines to Maserati. In 2011 we began producing a family of engines exclusively for Maserati, namely the F160 3.0-liter V6 Turbo engines, in much larger production volumes to be mounted on the Ghibli and from 2016 on the Levante, the new SUV of Maserati. We have a multi-year arrangement with Maserati to provide V6 engines through 2020, which, may be followed by further production runs in future periods. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2016, we sold approximately 34,000 V6 engines to Maserati in four different versions, ranging from 330 hp to 410 hp.
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
From the sale of engines to Maserati, we recorded net revenues of approximately €238 million in 2016.
Financial Services
We offer retail client financing for the purchase of our cars through Ferrari Financial Services (FFS) in our major markets, including UK, Germany and the United States. We also offer dealer financing through FFS in the United States. Until December 2014 we offered dealer financing in the UK, Germany, Belgium and Switzerland and until May 2015 in Japan.
Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both new and current) interested in purchasing a wide range of cars, from our current product range of Sports and GT Cars, to older pre-owned models, to classic models, special series and competition cars, including retired Formula 1 single-seaters. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.
In December 2014, we entered into a partnership with FGA Capital S.p.A. (now FCA Bank S.p.A. or FCA Bank), a 50/50 joint venture between FCA Italy S.p.A. and Crédit Agricole Consumer Finance S.A.; through this partnership financial services are provided to Ferrari dealers and customers in certain European countries. FCA Bank operates in 17 countries.
In May 2015, we entered into a partnership with JACCS Co., Ltd to support sales volume growth in the Japanese market with a full scale customer and dealer finance arrangement.
In light of our partnership with FCA Bank and JACCS Co., Ltd, and also due to recent changes to the banking and financial laws in Italy, we requested and obtained the cancellation of FFS from the list of regulated financial intermediaries in 2016.

In November 2016, FCA Bank acquired a majority stake in Ferrari Financial Services GmbH (“FFS GmbH”) for a total purchase price of €18.6 million. As a result of the transaction, FFS and FCA Bank will continue the operations of FFS GmbH as shareholders, supporting the sales of Ferrari cars in Germany, Great Britain and Switzerland and certain other European countries by offering innovative vehicle financing solutions to Ferrari customers. The funding of FFS GmbH has been provided by FCA Bank, which is also the consolidating entity.

At December 31, 2016, FFS’s portfolio of financial receivables was €790 million in aggregate, almost entirely in the Americas (EMEA accounted for €0.2 million).

Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars.
Our research and development center is in Maranello and, at December 31, 2016, included approximately 370 employees who are part of our broader technology team. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering.

We capitalized development costs of €141 million in 2016, €154 million in 2015, and €145 million in 2014.
Research and development costs expensed during each period mainly include the research and development incurred for the Formula 1 racing activities to support the development of the sports and GT car models and prototypes, which are expensed as incurred. The following table summarizes our research and development expenditures in the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Amortization of capitalized development costs	104,055	114,856	125,497
Research and development costs expensed during the period	509,580	446,726	415,336
Total research and development costs	613,635	561,582	540,833

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

Vehicle Concept
Achieving the most efficient combination of lightweight materials and optimal weight distribution gives our cars their superior longitudinal and lateral driving dynamics. We employ a range of technologies to reduce car weight. For our range models we are currently developing an aluminum lightweight chassis and body, which is competitive with a carbon fiber chassis. For LaFerrari we are currently using state of the art carbon fiber technologies, which we developed in conjunction with our Formula 1 research and development team. We are currently developing a new architecture, aimed at further reducing car weight and increasing performance, and thus improving stiffness and reducing noise, vibration and harshness (NVH), among other things.
Powertrain
The powertrain is a core area of our research and development. As with other research and development areas, powertrain research benefits from a constant exchange between the Formula 1 team and designers of our Sports and GT cars.
Engines

Our V12 engines’ output ranges from 690 hp (in the GTC4 Lusso), to 780 hp (in the F12tdf), and up to 800 hp (in the LaFerrari). This range highlights our versatility in developing V12 aspirated engines, as there are no other carmakers which currently boast such specific high power ratios. With the new California T and the 488 GTB, we transitioned from aspirated V8 engines to turbo charged engines. This allowed us to increase specific engine power more than 20 percent, while reducing emissions by up to eight percent. All Ferrari turbo engines are designed to have the same throttle response delivered by a naturally aspirated car. To achieve this goal we are investing in cutting edge turbo charging technologies (such as aluminum-titanium-alloys and ball bearings), with our strategic partner IHI.

To further improve efficiency with respect to emissions and performance we continuously improve on our engines, researching new materials with higher specifications for friction, thermal and mechanical stress. We are also investing in technologies that improve the combustion process, with research focusing on high pressure injection.
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
All Ferraris are equipped with carbon ceramic brakes, renowned for superior breaking performance. With the 458 Speciale we introduced a new generation of carbon ceramic brakes with even higher breaking performance and reduced weight, which have also been equipped on the F12tdf and we plan to introduce such brakes on our future sports cars.
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
The LaFerrari project greatly expanded our knowledge of powertrain electrification and its implications on performance and efficiency. We actively work to improve performance and efficiency of electric powertrains and to extend the range of electric components in our cars (e.g. electric power steering).
We are undertaking an important program to understand the potential of hybrid technology and we are researching how to improve the performance and driving experience of our cars without losing fuel efficiency advantages.
We are working intensively to develop an efficient package introducing new electrified components. While maintaining the compactness of the car, we are also seeking to lower the weight as a low center of gravity is crucial not only to performance but also for maximizing the overall driving experience. In our research program we are also considering new technologies outside powertrain.

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
We also own a number of registered trademarks, designs and patents, including approximately 450 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own a total of 4,674 applications/registrations in more than 130 countries, in most of the main classes for goods and services:
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
In 2015 we exceeded our alternative target and therefore we were required to pay a penalty of €411 thousand. In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. Therefore, in December 2015, we submitted to the E.U. Commission our proposed CO2 emissions target levels for the 2017-2021 period and the E.U. Commission approved our derogation in October 2016. Pursuant to that derogation, we are required to meet certain CO2 emissions target levels in the 2017-2021 period, reaching a target of 277 grams per kilometer in 2021 for our fleet of EU-registered cars that year.
In the United States, both Corporate Average Fuel Economy (CAFE) standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars. Because the control of fuel economy is closely correlated with the control of GHG emissions, the United States Environmental Protection Agency (EPA) and the National Highway Traffic Safety Administration (NHTSA) have sought to harmonize fuel economy regulations with the regulation of GHG vehicle emissions (primarily CO2). These agencies have set the federal standards for passenger cars and light trucks to meet an estimated combined average fuel economy (CAFE) level that is equivalent to 35.5 miles per U.S. gallon for 2016 model year vehicles (250 grams CO2 per mile). In August 2012, these agencies extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon. In November 2016, the EPA determined that the model years 2022-2025 standards, adopted by EPA in the 2012 final rule establishing the model year 2017-2025 standards, remain appropriate.
However, for model years 2017-2025, the EPA allows a SVM, defined as manufacturers with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. Based on our operational independence from FCA, the EPA has granted us SVM status. We have therefore petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities. We expect to receive feedback on this proposal by the end of 2017.
In September 2016, we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for Model Year 2017, 2018 and 2019.
In February 2010, the California Air Resources Board (CARB) enacted regulations that deem manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the CARB extended these rules to include model years 2017-2025.
While Europe and the United States lead the implementation of these fuel consumption/CO2emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage III fuel consumption regulations target a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2021.
Exhaust and evaporative emissions requirements
In 2007, the European Union adopted the latest in a series of more-stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars. In 2016, the European Union established that Euro 6 limits shall be evaluated through Real Driving Emissions (RDE) measurement procedure and a new test-cycle more representative of normal conditions of use (Worldwide Light Vehicles Test Procedure). These requirements are effective starting from 2017.
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
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different level of stringency effective starting from 2020. Moreover autonomous regions and municipalities are allowed to implement in advance this more stringent requirement. Furthermore, China is moving forward with other stringent requirements setting a mandatory minimum volume of sold/imported NEV(s) New Energy Vehicle(s) starting from 2018. We are exempted from this requirement since our annual production/import volume is lower than 50,000 units in China.
To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.
Vehicle safety
Vehicles sold in Europe are subject to vehicle safety regulations established by the E.U. or by individual Member States. In 2009, the E.U. established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the E.U. now requires new model cars from 2011 on to have electronic stability control systems and tire pressure monitoring systems (beginning in 2012). Also introduced were regulations on low-rolling resistance tires. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category. The framework, is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. As revised, the regulation would mandate new model cars to be compliant, among other things, with to Advanced Driver Assistance Systems (ADAS), pole side impact protection, full overlap frontal crash, small overlap crash requirements. In 2017 E.U. published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018.
Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the consumer. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). Because of our status as SVM, Ferrari is required to be compliant at the end of the phase-in period. Under the Transportation Recall Enhancement, Accountability, and Documentation Act (TREAD), we must log certain information, including incidents involving death or injury, with NHTSA. In 2014 we paid a $3.5 million civil penalty to NHTSA for reporting failures related to the period 2011-2014 and for failure to comply with early warning reporting requirements in connection with three fatalities. We have upgraded our procedures for compliance.
On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect. In addition, Ferrari cars were included within the NHTSA Consent Order Amendment dated May 4th, 2016 with Takata (the “Amended Consent Order”) due to a defect which may arise in the non-desiccated Takata passenger airbag inflators mounted on certain Ferrari cars. As a result of such Amended Consent Order, Ferrari has filed a Part 573 Defect Information Report on

May 23, 2016 with NHTSA and has initiated a global recall relating to certain cars produced between 2008 and 2011. In December 2016 NHTSA issued a Third Amendment to the Coordinated Remedy Order (“ACRO”) which included the list of Ferrari vehicles sold in the US up to model year 2017 to be recalled. As a consequence of the ACRO, Ferrari has decided to extend the Takata global recall campaign to all vehicles worldwide mounting a non-desiccated Takata passenger airbag inflators. In January 2017 Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with NHTSA a Part 573 Defect Information Report to include Model Year 2012 Zone A vehicles. As a result of the ACRO and the decision to extend the worldwide Takata airbag inflator recall, Ferrari increased its provisions for the estimated charges for Takata airbag inflators recalls to €37 million in the year ended December 31, 2016, to cover the cost of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata.
In December 2015 we issued two safety calls reports with NHTSA, after learning that certain low pressure fuel lines manufactured and supplied by Dytech — Dynamic Flued Technologies S.p.A. were defective. The recall impacts 185 California T vehicles and 119 488 GTB vehicles sold in the United States and 65 California T Vehicles and 199 488 GTB vehicles sold in other regions. The defect was due to an improper coating treatment made by the supplier Dytech on the metallic part of the fuel pipe where it connects to the fuel pump. The replacement component has been produced with the proper coating. We have implemented a separate recall on each model to remedy this safety defect.
In 2016, NHTSA published Phase II draft guidelines for driver distraction, for portable and aftermarket devices, and the associated compliance costs may be substantial. These guidelines, together with previously published Phase I provisions focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, is likely to be difficult and/or costly. Stakeholders are waiting for a feed-back from NHTSA regarding their request of having a single set of guidelines that applies equally to in-vehicle devices and portable devices. We are in the process of evaluating these guidelines and determining what steps, if any, we will need to take to comply with the new requirements.

C. Organizational Structure
Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by Ferrari.
For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2016.
Subsidiaries at December 31, 2016:

Name	Country	Nature of business	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%
Ferrari North Europe L.t.d.	UK	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services S.p.A.	Italy	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Financial Services Inc. (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction LLC (2)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%
410, Park Display Inc. (3)	USA	Retail	100%	—%
______________________________

(1)	Shareholding held by Ferrari Financial Services S.p.A.

(2)	Shareholding held by Ferrari Financial Services Inc. (“FFS Inc”)

(3)	Shareholding held by Ferrari North America Inc.
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

Between 2003 and 2008 most of the buildings in Maranello, including the paint shop building and the production building, were either rebuilt or renovated. In 2015 we completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD.
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
The total carrying value of our property, plant and equipment at December 31, 2016 was €669,283 thousand.
For information on our principal expenditures on property, plants and equipment, see "Item 5.B Liquidity and Capital Resources-Capital Expenditures-Property, plant and equipment”.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
The following discussion of our financial condition and results of operations should be read together with the information included under “Item 3.A. Selected Financial Data,” “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and the “Item 3.D. Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.
Overview
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 170 authorized dealers operating 188 points of sale.
We believe our cars are the epitome of performance, luxury and styling. We currently sell seven models, including four sports cars (488 GTB, 488 Spider, F12berlinetta and our special series F12tdf) and three GT cars (California T, GTC4Lusso and GTC4Lusso T). The GTC4Lusso was launched in February 2016 while the GTC4Lusso T, Ferrari’s first 4 seater V8 GT, was unveiled in September 2016, with shipments expected to begin in the second quarter of 2017. In addition, in September 2016 we unveiled our latest limited edition supercar, LaFerrari Aperta, which will celebrate our 70th anniversary in 2017. We also produce very limited editions series (Fuoriserie) and one-off cars.
In 2016, we shipped 8,014 cars and recorded net revenues of €3,105 million, EBIT of €595 million, net profit of €400 million, adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €880 million, adjusted earnings before interest and taxes (Adjusted EBIT) of €632 million and Adjusted Net Profit of €425 million. For additional information regarding Adjusted EBITDA, Adjusted EBIT and Adjusted Net Profit, which are non-GAAP measures, including a reconciliation of Adjusted EBITDA to net profit, Adjusted EBIT to EBIT and Adjusted Net Profit to net profit, see “—Non-GAAP Financial Measures.”

We pursue a low volume production strategy in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, Greater China and Rest of APAC, representing respectively 45.1 percent, 33.5 percent, 7.7 percent and 13.7 percent of units shipped in 2016.
We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 16 Ferrari-owned stores and 29 franchised stores (including 8 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.
We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with over 400 million television viewers annually. Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Our Strategy
Our strategy focuses on maintaining and extending our leading position in the luxury performance sports car market, enhancing and protecting the value and exclusivity of the Ferrari brand. We are seeking to achieve over 9,000 units shipments per year and a zero net industrial debt position by 2019 whilst distributing dividends in the range of 25 percent to 40 percent of net income, subject to share buy back transactions. Within these parameters, we focus on cost-efficiencies and aim to achieve profitable growth by pursuing the following strategies.
Controlled growth in developed and emerging markets
We will continue to pursue a low volume production strategy, maintaining our reputation for exclusivity while responding to growing demand, both in developed and emerging markets, demographic changes as well as growth in the size and spending capacity of our target clients. We intend to continue the practice of managing waiting lists in our various geographic markets to respond appropriately to relative levels of demand by balancing the need to preserve exclusivity while maximizing client satisfaction.
Regular new model introductions and enhancements
We continue to regularly launch new cars with enhanced technological innovations and design improvements and plan to launch at least a new model every year, capitalizing on the speed and flexibility of our design, engineering and production processes. We intend to begin the transition of our product portfolio to hybrid technology in 2019. We alternate our new model launches among our distinct product segments in order to preserve the exclusivity and enduring value of each new car launch, while ensuring that our clients have continuing access to the latest technology and design. We also continue to periodically design and launch limited edition supercars and very limited series and one-off cars that command significantly higher prices, in order to satisfy the demands of our most affluent and loyal clients. We expect that increasing technological content of our cars, including the increasing emphasis on hybrid technology, combined with clients’ appetite for our distinctive designs and personalization, will continue to support pricing at the upper end of the luxury performance market in each of our car segments.
Pursue excellence in Formula 1 racing
We continue to pursue success in Formula 1 racing through Scuderia Ferrari, the most successful team in Formula 1 history. We are focused on improving racing results and restoring our historical position as the premier racing team in Formula 1. In addition to the know-how we develop in designing, engineering and producing Formula 1 racing cars that we apply to our sports and GT cars, we continue to believe that the success of our business, the image of our brand and the allegiance of our clients is enhanced by our racing DNA.
Controlled growth in adjacent luxury and lifestyle categories
We intend to selectively extend the brand through initiatives that are compatible with our brand image. Over time we expect to expand the Ferrari brand into a range of other luxury goods and in adjacent luxury and lifestyle categories and at the same time preserve our brand’s reputation for exclusivity. Our focus is on distinguishing and differentiating our brand deployment to adapt to the different expectations and requirements of our two major clientele: on the one hand, fans and enthusiasts of our racing activities represented by the “Scuderia Ferrari” brand and, on the other hand, high end luxury clientele which also includes customers who purchase our luxury performance sports cars represented by the “Prancing Horse” brand.

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
In general, our shipments do not vary based on changes in demand. Rather, we tend to ship based on volume targets we establish under our low volume strategy. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate to respond appropriately to relative levels of demand while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted our products’ sense of exclusivity; accordingly we monitor and manage such waiting lists to maintain such exclusivity while ensuring that we do not jeopardize client satisfaction.
In order to maintain a reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand in emerging markets and demographic changes as the size and spending capacity of our target clients has grown, gradually increasing shipments from 7,255 in 2014 to 7,664 in 2015 and to 8,014 units in 2016. Our strategic business plan reflects a continuation of this strategy with shipments increasing to over 9,000 units per year by 2019.
The following table sets forth our shipments by geographic location:

	For the years ended December 31,
	2016	%	2015	%	2014	%
EMEA
UK	769	9.6%	740	9.7%	705	9.7%
Germany	675	8.4%	595	7.8%	616	8.5%
Italy	364	4.5%	285	3.7%	243	3.3%
Switzerland	333	4.2%	340	4.4%	332	4.6%
France	306	3.8%	274	3.6%	253	3.5%
Middle East(1)	439	5.5%	456	5.9%	521	7.2%
Other EMEA(2)	724	9.1%	661	8.6%	604	8.3%
Total EMEA	3,610	45.1%	3,351	43.7%	3,274	45.1%
Americas(3)	2,687	33.5%	2,640	34.4%	2,462	33.9%
Greater China(4)	619	7.7%	610	8.0%	675	9.3%
Rest of APAC(5)	1,098	13.7%	1,063	13.9%	844	11.6%
Total	8,014	100.0%	7,664	100.0%	7,255	100.0%
______________________________
(1)Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait
(2)Other EMEA includes Africa and the other European markets not separately identified
(3)Americas includes the Unites States of America, Canada, Mexico, the Caribbean and Central and South America
(4)Greater China includes China, Hong Kong and Taiwan
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea
We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets in Asia, particularly China and the Middle East. For example, in 1993, 90 percent of our cars were sold in Italy, Germany and the United States; those markets now represent less than half of our unit shipments. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets.
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
For the year ended December 31, 2016, we capitalized development costs of €141 million and recognized amortization of capitalized development costs of €104 million (compared to €154 million and €115 million, respectively, for the year ended December 31, 2015, and €145 million and €126 million, respectively, for the year ended December 31, 2014).
For the year ended December 31, 2016, we expensed research and development costs of €510 million (€447 million for 2015 and €415 million for 2014).
Our results of operations are dependent on the comparative success of our product offering over time. Our models typically have a lifecycle of four to five years. After the fourth or fifth year, a significantly modified version is released. While the modified version may be based on the same platform as its predecessor, the increased technological content of the car, new design and other novel features lead us to consider the model as a new car. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, electronic and mechanical components. Of the 2016 research and development costs, excluding Formula 1 activities, that were not eligible for capitalization, and as such were expensed, €16 million related to the research on components (€16 million for 2015 and €20 million for 2014). In 2016, we capitalized development costs relating to components of €19 million (€18 million for 2015 and €15 million for 2014). Our new and modified models generally include new technology content, part of which is related to the output from the component research and development efforts. Our continued focus on component development has the objective of reducing the costs to develop new and modified models.
Demand for our cars tends to be highest in the first year or two from a car’s launch, while in the latter two years demand is generally lower as our clients tend to focus on more recently introduced cars. We believe that our relatively short and predictable lifecycle supports both new car sales and the value of existing models both in the primary and resale markets. We also believe that this lifecycle ensures that our products remain responsive to the expectations of our clients. Our research and development expenditure (excluding Formula 1 research and development) is primarily affected by the timing of renewals to our product range and in the future, will also be affected by the transition of our product portfolio to hybrid technology. As a result of our strategy to update our product range and increase our efforts relating to hybrid technology, we expect the recent trend of increasing research and development expenditure to continue for the period from 2017 to 2019.
Car Profitability. The relative profitability of the cars we sell tends to vary depending on a number of factors including engine size, exclusivity of the offering, content of the car and the geographic market in which it is sold. Our products equipped with V12 engines have historically commanded a higher price, and have therefore been more profitable than those equipped with the V8 engine. At December 31, 2016 our V12 product offering included the LaFerrari Aperta, the F12berlinetta, the F12tdf, and the GTC4Lusso, and our V8 product offering included the 488 GTB, the 488 Spider, the GTC4Lusso T and the California T. During part of the periods discussed below we also produced the LaFerrari, the FF, the 458 Italia, the 458 Spider, the 458 Speciale and the 458 Speciale A, which are now discontinued.
Our total shipments (excluding shipments of the LaFerrari, the LaFerrari Aperta, the FXX K and the F60 America) represented by V12 models decreased from 24.3 percent in 2014 to 16.3 percent in 2015, primarily driven by an increase in V8 model shipments, then increased to 18.3 percent in 2016, primarily driven by shipments of the F12tdf and the GTC4Lusso, which commenced in the fourth quarter of 2015 and the third quarter of 2016, respectively. Based on our current and expected product offerings and anticipated growth plans, we expect a trend towards a relatively higher proportion of shipments of V8 model sales as compared to V12 models over the next few years, consistent with industry trends toward cars with smaller displacement and more fuel efficient engines, even among high performance cars.
The exclusivity of a particular product offering is also a relevant factor in its profitability. For example, in November 2013, we launched the LaFerrari, a limited edition supercar with a limited production run of 499 units that was completed in 2016. The 500th LaFerrari was sold at auction for $7 million to benefit the reconstruction of Central Italy in the aftermath of the earthquakes of 2016. In light of the exclusivity of the offering, along with the “supercar” advanced technological and design content, the LaFerrari had a sales price in excess of €1 million, which is much higher than other models in the Ferrari product range. Therefore, our net revenues in 2014 and 2015, and to a lesser extent in 2016, benefited significantly from shipments of the LaFerrari, which were completed in early 2016. In September 2016, we unveiled the LaFerrari Aperta, our latest limited edition supercar which, like the LaFerrari, is equipped with hybrid technology. The first shipments of the LaFerrari Aperta were in the third quarter of 2016. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models (which include V8 and V12 sports and GT models and represent the core of our product offering) and special series cars. Similarly, our limited edition cars which we launch from time to time are typically sold at a significantly higher price point than our range models and therefore they benefit our results in the periods in which they are sold.
We seek to increase over time the average price point of our range models and special series by continually improving performance, technology and other features, and by leveraging the scarcity value resulting from our low volume strategy. In particular, we increased the price of selected models in selected markets from the fourth quarter of 2016. Furthermore, the content of the cars we sell can be customized through our interior and exterior personalization program, which can be further enhanced through bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate a margin on each additional option selected by the client.
Maserati Engine Volumes. We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models. In 2011, we began producing a new family of V6 engines for Maserati for use in their cars. In order to meet our obligations under our agreement with Maserati, we constructed a new production line dedicated to the Maserati V6 engine, which was funded by Maserati.
Net revenues generated from the Maserati engine volumes depend on the orders received from Maserati, which in turn depend on Maserati production volumes. Net revenues from Maserati were €238 million in 2016, €170 million in 2015 and €251 million in 2014. The increase in net revenues from Maserati engines from 2015 to 2016 was driven by an increase in orders received from Maserati and in particular, Maserati's new SUV, the Levante.
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
Our risk management policies contemplate the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for. Accordingly, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. We have also changed our risk management policy during the periods covered by this report. In particular, until 2014 some exposures were covered over a 24-month rolling period and since 2015 such time period has been reduced to a maximum of 12 months. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information related to our foreign currency exchange rate risk policies after the Separation.
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
Takata airbag inflator recalls. On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier.
In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to the Group, defective.

Although we are not aware of any confirmed incidents or warranty claims relating to such airbag inflators mounted in our cars or that the airbag inflators were not performing as designed, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, we initiated a global recall relating to certain cars produced between 2008 and 2011. Following a Third

Amendment to the Coordinated Remedy Order (“ACRO”) published by NHTSA in December 2016 and an additional Takata DIR filed on January 3, 2017, we filed an additional DIR on January 10, 2017 to also include certain cars produced in 2012.

As a result of internal assessments, we decided to extend the recall campaign to include all cars produced in all model years based on priority groups and the timeline set by NHTSA.

As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €37 million was recognized within cost of sales in the year ended December 31, 2016. Such provision reflects the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.

Due to the significant scope and industry-wide nature of the Takata recall and the supply constraints of Takata, the charges for Takata airbag inflator recalls are considered to be “significant in nature but expected to incur infrequently” and therefore Ferrari has excluded these charges in the calculation of Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share.

Sale of a majority stake in FFS GmbH. On November 7, 2016, we finalized an agreement with FCA Bank to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from us for a purchase price of €18.6 million, which we received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €432 million.
Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by the Group is accounted for using the equity method. As a result, we will recognize our proportionate share of the future profits or losses of FFS GmbH in the consolidated income statement within the line item “result from investments”.
Securitizations. In 2016 we pursued a strategy of self-financing for our financial services business in the United States, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. In particular:

•
On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16th, 2016, the funding limit of the program was increased to US$275 million.

•	On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral.

•
Finally, on December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral.

See “Net Debt and Net Industrial Debt” for additional details.

Debt repayments and bond issue. In March 2016, we fully repaid the €500 million Bridge Loan, primarily using proceeds from the €500 million principal bond we issued in March 2016. Additionally, we made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016, as well as mandatory scheduled repayments of €92 million and $9 million, also in December 2016. See “Net Debt and Net Industrial Debt” for additional details.

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
At December 31, 2016, we had gross receivables from financing activities of €802 million (€1,192 million at December 31, 2015) and allowances for doubtful accounts of €12 million at December 31, 2016 or 1.4 percent of the gross balance (€19 million at December 31, 2015, or 1.6 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €2 million for the year ended December 31, 2016 (€10 million for the year ended December 31, 2015 and €7 million for year ended December 31, 2014).
At December 31, 2016, we had gross trade receivables of €263 million (€177 million at December 31, 2015) and allowances for doubtful accounts of €19 million, or 7.3 percent of the gross trade receivables balance (€18 million at December 31, 2015, or 10.4 percent of the gross trade receivables balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €4 million for the year ended December 31, 2016 (€10 million for the year ended December 31, 2015 and €6 million for year ended December 31, 2014).
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
We periodically review the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
For the period covered by the Consolidated Financial Statements, we have not recognized any impairment charges for non-current assets with definite useful lives.
Recoverability of goodwill
As a result of the Separation, the Company recorded goodwill of €781 million reflecting FCA's recorded goodwill relating to Ferrari S.p.A. In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
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

The useful lives and residual values of our models are determined by management at the time of capitalization and reviewed annually for appropriateness and recoverability. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life, such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the amortization charge or estimated recoverability of the related assets.

For the year ended December 31, 2016, we capitalized development costs of €141 million (€154 million for the year ended December 31, 2015).
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

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs that are significant in nature but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2016, 2015 and 2014, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items which may obscure underlying performance and impair comparability of results between periods.

	For the years ended December 31,
	2016	2015	2014
	(€ million)
Net profit	400	290	265
Income tax expense	167	144	133
Net financial expenses/(income)	28	10	(9)
Amortization and depreciation	248	275	289
EBITDA	843	719	678
Charges for Takata airbag inflator recalls	37	—	—
Expenses incurred in relation to the IPO	—	16	—
Employees extra bonus	—	19	—
Gain recognized on disposal of investment property assets and liabilities	—	(6)	—
Expense related to the resignation of the former Chairman	—	—	15
Adjusted EBITDA	880	748	693
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs that are significant in nature but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2016, 2015 and 2014.

	For the years ended December 31,
	2016	2015	2014
	(€ million)
EBIT	595	444	389
Charges for Takata airbag inflator recalls	37	—	—
Expenses incurred in relation to the IPO	—	16	—
Employees extra bonus	—	19	—
Gain recognized on disposal of investment property assets and liabilities	—	(6)	—
Expense related to the resignation of the former Chairman	—	—	15
Adjusted EBIT	632	473	404
Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. The tax effect is calculated by applying the corporate tax rate in Italy and the Italian Regional Income Tax (“IRAP”), which were 27.5% and 3.9%, respectively, for the periods presented. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the years ended December 31, 2016, 2015 and 2014.

	For the years ended December 31,
	2016	2015	2014
	(€ million)
Net profit	400	290	265
Charges for Takata airbag inflator recalls (net of tax effect)	25	—	—
Expenses incurred in relation to the IPO (net of tax effect)	—	11	—
Employees extra bonus (net of tax effect)	—	13	—
Gain recognized on disposal of investment property assets and liabilities (net of tax effect)	—	(4)	—
Expense related to the resignation of the former Chairman (net of tax effect)	—	—	10
Adjusted Net Profit	425	310	275
Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. The tax effect is calculated by applying the corporate tax rate in Italy and the Italian Regional Income Tax (“IRAP”), which were 27.5% and 3.9%, respectively, for the periods presented. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the years ended December 31, 2016, 2015 and 2014.

		For the years ended December 31,
		2016	2015	2014
Net profit attributable to owners of the Company	€ million	399	288	261
Charges for Takata airbag inflator recalls (net of tax effect)	€ million	25	—	—
Expenses incurred in relation to the IPO (net of tax effect)	€ million	—	11	—
Employees extra bonus (net of tax effect)	€ million	—	13	—
Gain recognized on disposal of investment property assets and liabilities (net of tax effect)	€ million	—	(4)	—
Expense related to the resignation of the former Chairman (net of tax effect)	€ million	—	—	10
Adjusted profit attributable to owners of the Company	€ million	424	308	271

Weighted average number of common shares	thousand	188,923	188,923	188,923
Adjusted basic earnings per common share		€2.25	1.63	1.44
Weighted average number of common shares for diluted earnings per common share	thousand	188,946	188,923	188,923
Adjusted diluted earnings per common share (1)		€2.24	1.63	1.44
_____________________________

(1)
For the year ended December 31, 2016 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Non-Executive Directors' compensation agreement.

Net Debt and Net Industrial Debt
Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group's financial position and financial performance and to compare the

Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents and, prior to the Separation, deposits in FCA Group cash management pools (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2016, and 2015.

	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	458	183
Deposits in FCA's cash management pools	—	139
Financial liabilities with third parties	(1,848)	(2,257)
Financial liabilities with FCA Group	—	(3)
Net Debt	(1,390)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	737	1,141
Net Industrial Debt	(653)	(797)
The decrease in the funded portion of the self-liquidating financial receivables portfolio primarily relates to the deconsolidation of FFS GmbH following the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016.
Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2016, 2015 and 2014.

	For the years ended December 31,
	2016	2015	2014
	(€ million)
Cash flows from operating activities	1,005	707	426
Cash flows used in investing activities	(320)	(317)	(290)
Free Cash Flow	685	390	136
Change in the self-liquidating financial receivables portfolio	(405)	39	109
Free Cash Flow from Industrial Activities	280	429	245
The change in the self-liquidating financial receivables portfolio in 2016 primarily relates to the deconsolidation of FFS GmbH following the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016.
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

In particular, the U.S. Dollar experienced significant fluctuations compared to the Euro in 2015 compared to 2014. For example, if a U.S. entity with U.S. Dollar functional currency recorded net revenues of U.S. $100 million for 2015 and 2014, we would have reported €90 million in net revenues for 2015 (using the 2015 average exchange rate of 1.1094) or a €15 million increase over the €75 million reported for 2014 (using the 2014 average exchange rate of 1.3287). The constant currency presentation would translate the 2015 net revenues using the 2014 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged year-on-year.

The U.S. Dollar did not experience significant fluctuations compared to the Euro in 2016 compared to 2015. For example, the effect of translating net revenues of $100 million for 2016 using the 2015 average exchange rate would have been a difference of €0.2 million.

A. Operating Results
Results of Operations
Consolidated Results of Operations – 2016 compared to 2015 and 2015 compared to 2014
The following is a discussion of the results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015, and for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2016	Percentage of net revenues	2015	Percentage of net revenues	2014	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,105	100.0%	2,854	100.0%	2,762	100.0%
Cost of sales	1,580	50.9%	1,499	52.5%	1,506	54.5%
Selling, general and administrative costs	295	9.5%	339	11.9%	300	10.9%
Research and development costs	614	19.8%	562	19.7%	541	19.6%
Other expenses, net	24	0.8%	10	0.4%	26	0.9%
Result from investments	3	0.2%	—	—%	—	—%
EBIT	595	19.2%	444	15.6%	389	14.1%
Net financial (expenses)/income	(28)	(0.9)%	(10)	(0.4)%	9	0.3%
Profit before taxes	567	18.3%	434	15.2%	398	14.4%
Income tax expense	167	5.4%	144	5.0%	133	4.8%
Net profit	400	12.9%	290	10.2%	265	9.6%
Net Revenues
The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2014	Percentage of net revenues	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Cars and spare parts (1)	2,180	70.2%	2,080	72.9%	1,944	70.4%	100	4.8%	136	7.0%
Engines (2)	338	10.9%	219	7.7%	311	11.3%	119	54.5%	(92)	(29.6)%
Sponsorship, commercial and brand (3)	488	15.7%	441	15.5%	417	15.1%	47	10.7%	24	5.8%
Other (4)	99	3.2%	114	3.9%	90	3.2%	(15)	(13.8)%	24	26.7%
Total net revenues	3,105	100.0%	2,854	100.0%	2,762	100.0%	251	8.8%	92	3.3%
______________________________

(1)	Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on these cars and sales of spare parts.

(2)	Includes net revenues generated from the sale of engines to Maserati for use in their cars and net revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes net revenues earned by our Formula 1 racing team, through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services entities and net revenues from the management of the racetrack.
2016 compared to 2015
Net revenues for 2016 were €3,105 million, an increase of €251 million, or 8.8 percent (an increase of 9.4 percent on a constant currency basis), from €2,854 million for 2015.

The increase in net revenues, including the positive impact of foreign currency hedging instruments, was attributable to the combination of (i) a €100 million increase in cars and spare parts net revenues, (ii) a €119 million increase in engines net revenues and (iii) a €47 million increase in sponsorship, commercial and brand net revenues, partially offset by (iv) a €15 million decrease in other net revenues.
Cars and spare parts
Cars and spare parts net revenues were €2,180 million for 2016, an increase of €100 million, or 4.8 percent, from €2,080 million for 2015. The increase was attributable to a €270 million increase in net revenues from range and special series cars and spare parts, which was partially offset by a decrease in net revenues from supercars and limited edition cars.
The €270 million increase in net revenues from range and special series cars and spare parts was primarily attributable to an increase in shipments of approximately 540 cars (excluding the LaFerrari and LaFerrari Aperta), positive contribution from our personalization programs and a price increase on certain models starting from the fourth quarter of 2016. Shipments of V12 models increased by 20.2 percent, primarily attributable to shipments of the F12tdf and the GTC4Lusso, which commenced in the fourth quarter of 2015 and the third quarter of 2016, respectively. These effects were partially offset by a decrease in shipments of the F12berlinetta, which is in its 5th year of commercialization, and the phase-out of the FF. Shipments of V8 models increased by 4.8 percent, driven by the 488 GTB and the 488 Spider, which were launched in the first quarter of 2015 and the third quarter of 2015, respectively, partially offset by the phase-out of the 458 family in 2015.
The €270 million increase in net revenues from range and special series cars and spare parts reflected increases in all four of our major geographical markets, including (i) €137 million in EMEA, (ii) €89 million in Americas, (iii) €43 million in Rest of APAC and (iv) €1 million in Greater China.
The €137 million increase in EMEA net revenues was attributable to increases of €60 million in Italy, €23 million in Other EMEA, €21 million in Germany, €11 million in Switzerland, €11 million in France, €8 million in the Middle East and €3 million in the UK. Such increases were primarily attributable to positive effects from volume, our personalization programs and positive mix. In particular, Italy, Other EMEA, Germany and France experienced double-digit growth in shipments, primarily driven by the 488 GTB, the 488 Spider, the F12tdf and the GTC4Lusso, partially offset by the phase-out of the 458 family in 2015. The positive mix effect in EMEA was driven by the F12tdf and the GTC4Lusso.

The €89 million increase in Americas net revenues was primarily attributable to positive effects from volume and mix, our personalization programs, the sale of spare parts and favorable foreign currency exchange. Positive volumes were driven by shipments of the 488 GTB, the 488 Spider and the F12tdf, partially offset by the phase-outs of the 458 family and the FF, while positive mix was driven by strong performance from the F12tdf.
The €43 million increase in Rest of APAC net revenues was attributable to increases of €30 million in Japan, €11 million in Australia and €2 million in other Rest of APAC. The €30 million increase in Japan was mainly attributable to positive effects from favorable foreign currency exchange, an increase in shipments and our personalization programs. The €11 million increase in Australia was primarily attributable to a double-digit increase in shipments, driven by the 488 GTB, the 488 Spider and the F12tdf, partially offset by a decrease in shipments of the 458 family.

The €1 million increase in Greater China net revenues was attributable to increases of €5 million in Taiwan and €4 million in mainland China, partially offset by an €8 million decrease in Hong Kong. The increases in Taiwan and mainland China were primarily attributable to increases in shipments that were driven by the 488 GTB and the 488 Spider. The decrease in Hong Kong was primarily related to our decision to terminate the current distributor in Hong Kong.

The decrease in net revenues from supercars and limited edition cars was primarily driven by the LaFerrari which finished its limited series production run, partially offset by shipments of our latest limited edition supercar, the LaFerrari Aperta, which was launched in the third quarter of 2016 and will celebrate our 70th anniversary in 2017, as well as shipments of the non-registered racing car FXX K and the F60 America, our limited edition V12 open air roadster that commemorates 60 years in the United States.

Engines
Net revenues generated from engines were €338 million for 2016, an increase of €119 million, or 54.5 percent, from €219 million for 2015. The €119 million increase was mainly attributable to a €68 million increase in net revenues generated from the sale of engines to Maserati, driven by a 47.2 percent increase in the volume of engines shipped, as well as an increase in net revenues generated from the rental of power units to other Formula 1 teams, primarily as a result of renting power units to three Formula 1 teams for the 2016 season compared with two Formula 1 teams for the 2015 season.
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €488 million for 2016, an increase of €47 million, or 10.7 percent, from €441 million for 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular as a result of our improved ranking in the World Constructor's Championship in 2015 compared to 2014, as well as an increase in net revenues from sponsorship and brand related activities.
Other
Other net revenues were €99 million for 2016, a decrease of €15 million, or 13.8 percent, from €114 million for 2015. The €15 million decrease in other net revenues was primarily driven by other supporting activities, including the deconsolidation of the financial services business in Europe following the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016.
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

The €18 million decrease in Greater China net revenues was primarily attributable to a €32 million decrease in mainland China net revenues, partially offset by a €11 million increase in Hong Kong net revenues and a €3 million increase in Taiwan net revenues. The decrease of €32 million in mainland China net revenues was primarily attributable to (i) unfavorable volume impact of €36 million due to a decrease in shipments of 20.9 percent, driven by the 458 Italia, 458 Spider and F12berlinetta, not yet compensated by the 488 GTB, which arrived in this market in the third quarter of 2015, (ii) unfavorable product mix impact of €19 million and (iii) a €1 million decrease in net revenues generated by our personalization program, partially offset by (iv) favorable foreign exchange impact of €24 million.

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
Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2014	Percentage of net revenues	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Cost of sales	1,580	50.9%	1,499	52.5%	1,506	54.5%	81	5.4%	(7)	(0.5)%
2016 compared to 2015
Cost of sales for 2016 was €1,580 million, an increase of €81 million, or 5.4 percent, from €1,499 million for 2015. As a percentage of net revenues, cost of sales decreased from 52.5 percent in 2015 to 50.9 percent in 2016.

The increase in cost of sales was primarily attributable to (i) an increase in costs of €59 million related to increased volumes and our personalization programs, (ii) an increase in costs of €65 million related to the production of engines for Maserati, engines rented to other Formula 1 racing teams, and other supporting activities, and (iii) charges for Takata airbag inflator recalls of €37 million, partially offset by (i) a decrease in costs of €61 million related to product mix and (ii) a decrease in production costs of €19 million, including direct materials savings and amortization and depreciation.

The €59 million increase in cost of sales related to volumes and personalization programs was driven by the 488 GTB, the 488 Spider, the F12tdf and the GTC4Lusso. The €65 million increase in cost of sales related to the production of engines for Maserati, engines rented to other Formula 1 racing teams and other supporting activities was driven by a 47.2 percent increase in the volume of engines shipped to Maserati and the rental of power units to three Formula 1 teams for the 2016 season compared with two Formula 1 teams for the 2015 season. The €61 million decrease in costs related to product mix was driven by a decrease in shipments of the LaFerrari, which finished its limited series production run, partially offset by shipments of the LaFerrari Aperta, the F60 America and an increase in the proportion of shipments of V12 models compared to V8 models in our range and special series cars, driven by shipments of the F12tdf and the GTC4Lusso. The €19 million decrease in production costs was driven by the LaFerrari, the phase-out of the 458 family and direct material savings.

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
The €79 million decrease in cost of sales related to the sale of engines to Maserati was driven by the 31.3 percent decrease volume of engines shipped in accordance with planned orders received from Maserati. The decrease in amortization and depreciation of €6 million was primarily related to the phase out of several 458 models in 2015, not fully compensated by amortization and depreciation of the new models 488 GTB and 488 Spider. The increased costs of €54 million related to increased volumes and product mix was primarily driven by an increase of 5.5 percent in shipments of range and special series cars, as well as higher sales of the LaFerrari and the FXX K, which have higher costs per unit than other cars in our product portfolio. Such effect was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit.
The decrease in cost of sales as a percentage of net revenues was driven by the decrease in Maserati engines shipments as Maserati engines generate lower margins than the sale of cars and spare parts. Therefore, a decrease in Maserati engines shipments results in a positive impact on our margins.
Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2014	Percentage of net revenues	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Selling, general and administrative costs	295	9.5%	339	11.9%	300	10.9%	(44)	(12.8)%	39	13.0%
2016 compared to 2015
Selling, general and administrative costs for 2016 were €295 million, a decrease of €44 million, or 12.8 percent, from €339 million for 2015. As a percentage of net revenues, selling, general and administrative costs decreased from 11.9 percent in 2015 to 9.5 percent in 2016.
The decrease in selling, general and administrative costs was mainly attributable to (i) advisory costs incurred in 2015 in relation to the initial public offering of €16 million, (ii) a decrease in allowance for doubtful accounts, primarily related to the effects of a provision recorded in 2015 in relation to a former commercial partner of our Formula 1 activities, (iii) a decrease in costs driven by a different ranking in Formula 1 racing, and (iv) the deconsolidation of FFS GmbH, which were partially offset by (i) the costs of the former CEO's retirement package, (ii) costs related to new directly operated stores, (iii) costs related to the launch of new models and (iv) corporate costs.
2015 compared to 2014
Selling, general and administrative costs for 2015 were €339 million, an increase of €39 million, or 13.0 percent, from €300 million for 2014. As a percentage of net revenues, selling, general and administrative costs were 11.9 percent in 2015 compared to 10.9 percent for 2014.
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

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2014	Percentage of net revenues	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Amortization of capitalized development costs	104	3.4%	115	4.0%	126	4.6%	(11)	(9.4)%	(11)	(8.7)%
Research and development costs expensed during the year	510	16.4%	447	15.7%	415	15.0%	63	14.1%	32	7.7%
Research and development costs	614	19.8%	562	19.7%	541	19.6%	52	9.3%	21	3.9%

2016 compared to 2015

Research and development costs for 2016 were €614 million, an increase of €52 million, or 9.3 percent, from €562 million for 2015. As a percentage of net revenues, research and development costs were 19.8 percent in 2016 compared to 19.7 percent in 2015.

The increase in research and development costs was attributable to an increase of €63 million in research and development costs expensed during the year, partially offset by a decrease of €11 million in amortization of capitalized development costs.

The €63 million increase in research and development costs expensed during the year was primarily driven by Formula 1 activities and in particular, our efforts related to power unit projects and chassis area, and to a lesser extent, research and development costs on sports and GT cars.

The €11 million decrease in amortization of capitalized development costs was primarily attributable to the completion of the LaFerrari limited series production run and the phase-out of the 458 family, partially offset by amortization of capitalized development costs related to our newer models.
2015 compared to 2014
Research and development costs for 2015 were €562 million, an increase of €21 million, or 3.9 percent, from €541 million for 2014. As a percentage of net revenues, research and development costs was 19.7 percent in 2015 compared to 19.6 percent in 2014.

The increase in research and development costs was attributable to an increase of €32 million in research and development costs expensed during the year, partially offset by a decrease of €11 million in amortization of capitalized development costs.
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
Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2016	2015	2014	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Other expenses, net	24	10	26	14	122.0%	(16)	(61.5)%
2016 compared to 2015
Other expenses, net for 2016 amounted to net other expenses of €24 million, an increase of €14 million, or 122.0 percent, compared to net other expenses of €10 million for 2015.
For 2016, other expenses, net included other expenses of €30 million, mainly composed of €15 million related to provisions, primarily related to disputes with a distributor, €6 million related to indirect taxes and €9 million related to miscellaneous expenses, partially offset by other income of €6 million, including a €3 million gain on the disposal of property plant and equipment, €2 million related to rental income and €1 million related to miscellaneous income.

For 2015, other expenses, net included other expenses of €32 million, mainly composed of €13 million related to provisions, €7 million related to indirect taxes and €12 million related to miscellaneous expenses, partially offset by other income of €22 million, including a €6 million gain on disposal of assets and liabilities related to investment properties, €6 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €7 million related to miscellaneous income.
2015 compared to 2014
Other expenses, net for 2015 amounted to net other expenses of €10 million, compared to net other expenses of €26 million for 2014.
For 2015, other expenses, net included other expenses of €32 million, mainly composed of €13 million related to provisions, €7 million related to indirect taxes and €12 million related to miscellaneous expenses, partially offset by other income of €22 million, including a €6 million gain on disposal of assets and liabilities related to investment properties, €6 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €7 million related to miscellaneous income.
For 2014, other expenses, net included other expenses of €39 million, mainly composed of €21 million related to provisions, €6 million related to indirect taxes, and €12 million in miscellaneous expenses, partially offset by other income of €13 million, including €4 million related to the release of provisions previously recorded in other expenses, €3 million related to rental income and €6 million related to miscellaneous income.
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
Result from investments

	For the years ended December 31,			Increase/(Decrease)
	2016	2015	2014	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Result from investments	3	—	—	3	n.m.	—	n.m.

2016 compared to 2015
Result from investments of €3 million in 2016 includes i) the gain on the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016, ii) the gain on the fair value measurement of the non-controlling interest retained in FFS GmbH, and iii) the Group's proportionate share of FFS GmbH's net profit subsequent to the sale in accordance with the equity method of accounting.

EBIT

	For the years ended December 31,						Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2014	Percentage of net revenues	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
EBIT	595	19.2%	444	15.6%	389	14.1%	151	33.9%	55	14.1%
2016 compared to 2015
EBIT for 2016 was €595 million, an increase of €151 million, or 33.9 percent, from €444 million for 2015. As a percentage of net revenues, EBIT increased from 15.6 percent in 2015 to 19.2 percent in 2016.
The increase in EBIT was primarily attributable to (i) positive volume impact of €69 million, (ii) positive net foreign currency exchange impact of €64 million (including positive €71 million relating to foreign currency hedging instruments), (iii) positive contribution of €54 million related to an increase in engine shipments to Maserati, engines rented to other Formula 1 racing teams and other supporting activities, including sponsorship, commercial and brand activities, and (iv) a decrease in selling, general and administrative costs of €44 million, which were partially offset by (v) unfavorable product mix of €28 million, and (vi) an increase in research and development costs of €52 million.
The positive volume impact of €69 million was attributable to an increase in shipments of approximately 540 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the 488 GTB, the 488 Spider, the F12tdf (all of which were launched in 2015) and the GTC4Lusso (which commenced in the third quarter of 2016), as well as a positive contribution from our personalization programs. The unfavorable product mix of €28 million was primarily attributable to the completion of the LaFerrari limited series production run, the F12berlinetta, which is in its 5th year of commercialization, and the phase-out of the FF, partially offset by the F12tdf, the launch of the LaFerrari Aperta in the third quarter of 2016, shipments of the non-registered racing car FXX K and the F60 America, our limited edition V12 open air roadster that commemorates 60 years in the United States, and a price increase on certain models from the fourth quarter of 2016.

The increase in EBIT as a percentage of net revenues from 15.6 percent in 2015 to 19.2 percent in 2016 was primarily attributable to the combination of the previously mentioned effects on EBIT above and a decrease in cost of sales as a percentage of net revenues from 52.5 percent in 2015 to 50.9 percent in 2016.
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
Net financial (expenses)/income

	For the years ended December 31,			Increase/(Decrease)
	2016	2015	2014	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Net financial (expenses)/income	(28)	(10)	9	(18)	n.m.	(19)	n.m.
2016 compared to 2015
Net financial expenses for 2016 were €28 million compared to €10 million for 2015, representing an increase of €18 million.
The increase in net financial expenses was primarily attributable to interest expenses on debt incurred, directly or indirectly, as a result of the Restructuring which took place in October 2015, and in particular, interest expenses relating to the Term Loan, the Bridge Loan (which was fully repaid in March 2016), which were primarily used to repay a portion of the FCA Note and interest expenses, as well as interest expenses on the bond issued in March 2016. Net financial expenses also included interest expenses on other bank borrowings.
2015 compared to 2014
Net financial expenses for 2015 was €10 million compared to net financial income of €9 million for 2014, representing a change of €19 million.
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
Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2016	2015	2014	2016 vs. 2015		2015 vs. 2014
	(€ million, except percentages)
Income tax expense	167	144	133	23	16.3%	11	8.3%

2016 compared to 2015
Income tax expense for 2016 was €167 million, an increase of €23 million, or 16.3 percent, from €144 million for 2015. The increase in income tax expense was primarily attributable to an increase in profit before taxes from €434 million in 2015 to €567 million in 2016, partially offset by a decrease in the effective tax rate net of IRAP from 30.0 percent in 2015 to 25.8 percent in 2016. The decrease in the effective tax rate net of IRAP was primarily attributable to the combined effects of adjustments to deferred taxes assets and liabilities due to a change in Italian tax law to reduce the corporate income tax rate from 27.5 percent to 24.0 percent (effective from 2017) and additional tax deductions in 2016 on eligible research and development costs and on investments and other expenses, in accordance with Italian tax regulations.
2015 compared to 2014
Income tax expense for 2015 was €144 million, an increase of €11 million, or 8.3 percent, from €133 million for the year ended December 31, 2014. The increase in income tax expense was attributable to the combined effect of an increase in profit before taxes from €398 million for 2014 to €434 million for 2015, and an increase in the effective tax rate net of IRAP, from 28.6 percent in 2014 to 30.0 percent in 2015. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate, from 27.5 percent to 24.0 percent, which will be effective from 2017. As a result we have adjusted deferred tax assets and liabilities that we expect will be reversed in and subsequent to 2017. In addition to the change in tax law, the effective tax rate net of IRAP increased due to the effect of interest expense related to the Restructuring which is non deductible.
Recent Developments
On February 17, 2017, the Group announced that it has selected the 87th edition of the Geneva International Motor Show for the world premiere of the 812 Superfast, the new 12-cylinder berlinetta. The 812 Superfast is the most powerful and fastest Ferrari in history and marks the official start of Ferrari’s 70th anniversary year.
On February 22, 2017, the Group received approximately $11.4 million in cash (including $2.7 million of previously undistributed dividends), 145 thousand Liberty Media shares and $911 thousand of Liberty Media exchangeable notes in relation to the Delta Topco option. The Group had previously exercised the Delta Topco option as a result of the sale of Delta Topco (a company belonging to the Formula 1 Group) to Liberty Media Corporation, which was completed on January 23, 2017.
On February 23, 2017, the Group and Luxottica Group announced that they have signed a multi-year licensing contract according to which Luxottica will develop, produce and market a range of eyewear branded Ferrari and Ray-Ban. The two companies also signed a multi-year renewal of a sponsorship agreement between Scuderia Ferrari and Luxottica for the Ray-Ban brand to appear on the Ferrari Formula 1 single-seater cars.
On February 24, 2017, the Group presented the new car for the 2017 Formula 1 World Championship through a live television broadcast.
On March 1, 2017, the Board of Directors approved a distribution to the holders of common shares of €0.635 per common share, corresponding to a total distribution to shareholders of approximately €120 million. The distribution remains subject to the adoption of the Company’s 2016 Annual Accounts at the Annual General Meeting of Shareholders to be held on April 14, 2017.
B. Liquidity and Capital Resources
Liquidity Overview
We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditure in 2017 is expected to be between €350 million to €360 million, or higher based on the timing of research and development expenditure to transition our product portfolio to hybrid technology. We plan to fund our capital expenditure primarily with cash from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. Prior to the Separation on January 3, 2016, we managed our liquidity through participation in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation, we terminated such arrangements and we now centrally manage our operating cash management, liquidity and cash flow requirements on a standalone basis with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.
See “Net Debt and Net Industrial Debt” below for additional details relating to the our liquidity.
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
The payment of taxes also affects our working capital. Historically, as part of the FCA Group tax consolidation, a substantial portion of our taxes were paid in the fourth quarter of the year and a smaller portion in the third quarter. In 2016 our tax payments were higher as it was our first year as a standalone tax group. In 2016 we settled our taxes in two advances, the first payment was made at the end of the second quarter and the second payment was made in the fourth quarter. Also in 2016, we settled our 2015 tax balance from the FCA Group tax consolidation. From 2017 we expect to pay taxes in equal advances, the first advance at either the end of the second quarter or the beginning of the third quarter, and the second advance in the fourth quarter.
Our capital expenditure requirements are, among other things, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range. Capital expenditure is also influenced by the timing of research and developments costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarter of the year.
We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.
Cash Flows
The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2016, 2015 and 2014. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2016	2015	2014
	(€ million)
Cash flows from operating activities	1,005	707	426
Cash flows used in investing activities	(320)	(317)	(290)
Cash flows used in financing activities	(411)	(351)	(122)
Translation exchange differences	1	10	6
Total change in cash and cash equivalents	275	49	20

Operating Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, our cash flows from operating activities were €1,005 million, primarily the result of:

(i)
profit before tax of €567 million, adjusted to add back €248 million of depreciation and amortization expense and €82 million in provisions, partially offset by €33 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets, as well as €3 million non-cash result from investments. The €82 million in provisions accrued was primarily attributable to (a) a warranty and recall campaigns provision of €60 million, of which €37 million related to the Takata airbag inflator recalls and the remainder primarily related to an increase in volumes, and (b) other risks of €22 million, primarily related to disputes with a distributor;

(ii)
€405 million related to cash generated by a decrease in receivables from financing activities, primarily attributable to a cash payment of €432 million received in November 2016 following the sale by the Group of the majority stake in FFS GmbH to FCA Bank, as a result of which FFS GmbH was deconsolidated by the Group and the funding of FFS GmbH is being directly provided by FCA Bank (see Note 17 to the Consolidated Financial Statements), partially offset by an increase in the financial services portfolio in the United States;

(iii)	€7 million relating to cash generated by other operating assets and liabilities, which benefited by approximately €69 million from advances received, mainly related to the LaFerrari Aperta;

(iv)
€16 million related to cash absorbed from the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) an increase in inventory of €33 million, (b) an increase in trade receivables of €89 million, partially offset by (c) an increase in trade payables of €106 million, all of which were driven by an increase in volumes and Maserati engines; and

(v)	income tax paid of €252 million, primarily related to payments of tax advances on 2016 taxes and the settlement of the 2015 tax balance from the FCA Group tax consolidation.
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

(iii)
€33 million related to cash absorbed from the net change in inventories, trade payables and trade receivables. In particular, the movement was driven by (a) a decrease in trade payables of €46 million, mainly due to the full production of the LaFerrari in 2014 while at the end of 2015 the product lifecycle was nearing completion and shipments are planned to be completed in the first quarter of 2016, (b) an increase in inventories of €3 million, consistent with increased volumes, partially offset by (c) a decrease in trade receivables of €16 million mainly due to collections of related party receivables;

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
Investing Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, our net cash used in investing activities was €320 million, primarily the result of:

(i)
€342 million of capital expenditures, including €176 million related to additions to property, plant and equipment and €166 million relating to additions to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below;

These cash outflows were partially offset by:

(i)	€19 million of proceeds from the sale of a majority stake in FFS GmbH to FCA Bank; and

(ii)	€3 million proceeds from the sale of property, plant and equipment and intangible assets.

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
Financing Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, our net cash used in financing activities was €411 million, primarily the result of:

(i)
€701 million related to principal repayments of the Term Loan, including voluntary prepayments of €600 million (€300 million in September 2016 and €300 million in December 2016) and mandatory scheduled repayments of €92 million and $9 million in December 2016;

(ii)	€500 million related to the full repayment of the Bridge Loan;

(iii)	€212 million related to net repayments of other bank borrowings;

(iv)	€87 million cash distribution of reserves; and

(v)	€17 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;
These cash outflows were partially offset by:

(i)	€491 million of net proceeds related to the issuance of the bond (see “Bond” below);

(ii)	€463 million of proceeds net of repayments related to revolving securitization programs in the USA;

(iii)	€135 million in net proceeds from the settlement of the deposits in FCA Group cash management pools and liabilities with FCA;

(iv)	€16 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.

Financing Activities — Year Ended December 31, 2015

For the year ended December 31, 2015, net cash used in financing activities was €351 million, primarily the result of:

(i)	€3,211 million related to net repayments of financial liabilities with FCA, including repayment of the FCA Note for €2,800 million;

(ii)	€54 million related to dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;

(iii)	€11 million related to net repayments of other debt; and

(iv)	€8 million related to the acquisition of non-controlling interests of the subsidiary Ferrari Financial Services S.p.A.
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

Capital Expenditures
Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the year ended December 31, 2016 were €342 million (€356 million and €330 million for the years ended December 31, 2015 and 2014, respectively).

The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
	2016	2015	2014
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	141	154	145
Patents, concessions and licenses	12	9	13
Other intangible assets	13	8	3
Total intangible assets	166	171	161
Property, plant and equipment
Industrial buildings	6	24	4
Plant, machinery and equipment	82	118	77
Other assets	7	11	12
Advances and assets under construction	81	32	76
Total property, plant and equipment	176	185	169
Total capital expenditures	342	356	330
Intangible assets
Our total capital expenditures in intangible assets for the year ended December 31, 2016 were €166 million (€171 million and €161 million for the years ended December 31, 2015 and 2014, respectively), the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.
For the year ended December 31, 2016, we invested €141 million in externally acquired and internally generated development costs, of which €85 million related to development of models to be launched in future years, €19 million related to components, €13 million related to development of the GTC4Lusso T, €13 million related to development of the GTC4Lusso and €11 million related to development of other range and special series cars.
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
Property, plant and equipment
Our total capital expenditure in property, plant and equipment for the year ended December 31, 2016 was €176 million (€185 million and €169 million for the years ended December 31, 2015 and 2014, respectively).

Our most significant investments generally relate to plant, machinery and equipment, which amounted to €82 million for the year ended December 31, 2016 (€118 million and €77 million for the years ended December 31, 2015 and 2014, respectively) and to a lesser extent advances and assets under construction, which amounted to €81 million for the year ended December 31, 2016 (€32 million and €76 million for the years ended December 31, 2015 and 2014, respectively). In particular, our most significant investments include engine assembly lines and plant and machinery used for engine testing to ensure engines deliver the expected performance prior to installation in the car, referred to as the test bench.
For the year ended December 31, 2016, investments in plant, machinery and equipment of €82 million were composed of €34 million related to the investments in cars production lines, €14 million related to engine assembly line and €3 million of investments related to our personalization programs. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
For the year ended December 31, 2015, investments in plant, machinery and equipment of €118 million were composed of €72 million related to the investments in cars production lines, €27 million to test bench equipment and machinery and €1 million related to upgrade works performed on the wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
For the year ended December 31, 2014, investments in plant, machinery and equipment of €77 million were composed of €44 million related to the investments in engine assembly lines, €10 million to test bench equipment and machinery and €3 million related to upgrade works performed on the wind tunnel. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
Advances and assets under construction for the year ended December 31, 2016 amounted to €81 million (€32 million and €76 million for the years ended December 31, 2015 and 2014, respectively). In particular for the year ended December 31, 2016, advances and assets under construction primarily related to investments in car production lines and engine assembly lines for models to be launched in future years. For the year ended December 31, 2015, advances and assets under construction primarily related to investments in car production lines for models to be launched in future years. For the year ended December 31, 2014, advances and assets under construction included €26 million related to the construction of the new building to house our Formula 1 racing team activities, €37 million related to the production line of the 488 GTB, which was launched in 2015, and €13 million in the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.

Net Debt and Net Industrial Debt
Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group's financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents and deposits in FCA Group cash management pools (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2016 and 2015.

	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	458	183
Deposits in FCA Group cash management pools	—	139
Total liquidity	458	322
Term Loan	(800)	(1,496)
Bridge Loan	—	(499)
Other borrowings from banks	(37)	(250)
Bond	(498)	—
Securitizations	(486)	—
Other debt	(27)	(12)
Financial liabilities with FCA Group	—	(3)
Total debt	(1,848)	(2,260)
Net Debt	(1,390)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	737	1,141
Net Industrial Debt	(653)	(797)
Cash and cash equivalents
Cash and cash equivalents were €458 million at December 31, 2016 compared to €183 million at December 31, 2015. The increase in cash and cash equivalents was primarily driven by €685 million of Free Cash Flow, partially offset by €411 million of cash flows used in financing activities. See “Cash Flows” above for further details.
Approximately 70 percent of our cash and cash equivalents were denominated in Euro at December 31, 2016. Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China, which amounted to €48 million at December 31, 2016 (€106 million at December 31, 2015), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements. During 2015, Maserati fully settled a receivable deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan, which we have subsequently reduced through the payment of dividends.
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €19 million at December 31, 2016.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2016	2015
	(€ million)
Euro	318	22
Chinese Yuan	58	106
Japanese Yen	37	41
U.S. Dollar	16	1
Other currencies	29	13
Total	458	183
Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation. Before these arrangements were terminated in connection with the Separation, we accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximated fair value in light of the short maturity of these investments. Of the total €139 million of deposits in FCA Group cash management pools at December 31, 2015, €119 million was denominated in Euro and €20 million was denominated in U.S. Dollars. Upon termination of these arrangements amounts on deposit were paid back to Ferrari in January 2016.
Total Available Liquidity
Our total available liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools plus undrawn committed credit lines) at December 31, 2016 was €958 million (€822 million at December 31, 2015).
The following table summarizes our total available liquidity:

	At At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	458	183
Deposits in FCA Group cash management pools	—	139
Undrawn committed credit lines	500	500
Total available liquidity	958	822
The undrawn committed credit lines relate to a revolving credit facility. See “The Facility” below for further details.
The Facility
On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million ($92 million) was drawn down by FFS Inc.

In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the bond (see “Bond” below).

The Company made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016. Also in December 2016, the Company and FFS Inc made mandatory scheduled repayments of €92 million and $9 million, respectively.

At December 31, 2016 and 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

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

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control. Subject to various exceptions and qualifications, negative covenants include (i) limitations on the Company's ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that the Company's subsidiaries may incur or have outstanding, and (iii) restrictions on the Company's ability to make certain disposals of assets. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv) attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

As of December 31, 2016 and 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to the Company and the other members of the Group which borrow under the Facility.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) a $100 million U.S. Dollar denominated credit facility entered into on November 17, 2015 (and renewed in December 2016 for an additional 12 months), the proceeds of which were used to repay financial liabilities with FCA in the United States. The facility, which bears interest at a fixed rate, was drawn down for $25 million at December 31, 2016 and was fully drawn down at December 31, 2015; (ii) a $150 million U.S. Dollar denominated credit facility that was fully repaid during 2016, primarily with funds from the leasing securitization program. The facility, which bore interest at a variable rate of LIBOR plus a spread of 110 basis points, was fully drawn down at December 31, 2015. Other borrowings from banks also included €13 million at December 31, 2016 (€20 million at December 31, 2015) relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued a 1.5 percent coupon bond due 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2016 includes accrued interest of €5.9 million.

The notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2016, Ferrari was in compliance with the covenants of the notes.

Securitizations

In 2016 FFS Inc pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.

On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16th, 2016, the funding limit of the program was increased to US$275 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were primarily used to repay the $150 million U.S. Dollar denominated credit facility. The securitization agreement requires the maintenance of an interest rate cap.

Finally, on December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points. Proceeds from the first sale of financial receivables were $64 million and were primarily used to partially repay the $100 million U.S. Dollar denominated credit facility. The securitization agreement does not require an interest rate cap.

The total amount outstanding under the securitization programs at December 31, 2016 was €485.7 million.
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €19 million at December 31, 2016.
Other debt

Other debt mainly relates to Ferrari S.p.A. for the financing of investments in research and development.

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3 million at December 31, 2015).

Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2016, 2015 and 2014.

	For the years ended December 31,
	2016	2015	2014
	(€ million)
Cash flows from operating activities	1,005	707	426
Cash flows used in investing activities	(320)	(317)	(290)
Free Cash Flow	685	390	136
Change in the self-liquidating financial receivables portfolio	(405)	39	109
Free Cash Flow from Industrial Activities	280	429	245
Free Cash Flow for the year ended December 31, 2016 was €685 million compared to €390 million for the year ended December 31, 2015. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2016 was €280 million compared to €429 million for the year ended December 31, 2015. The decrease was primarily attributable to the impact in 2015 of (i) the one-time reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €160 million and (ii) proceeds of €37 million from Maserati S.p.A. for the disposal of assets and liabilities relating to investment properties.
Excluding these one-time effects in 2015, Free Cash Flow from Industrial Activities of €280 million in 2016 represented an increase of €48 million compared to €232 million of Free Cash Flow from Industrial Activities in 2015. Such increase is mainly attributable to an increase in Adjusted EBITDA from €748 million in 2015 to €880 million in 2016, as well as a positive change in net working capital in 2016 compared to 2015 and advances received for the LaFerrari Aperta, which were partially offset by an increase in income taxes paid, primarily attributable to payments of 2016 tax advances and settlement of the 2015 tax balance.

Free Cash Flow for the year ended December 31, 2015 was €390 million compared to €136 million for the year ended December 31, 2014. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the year 2015 was €429 million, an increase from €245 million for the year 2014. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in cash from operating activities, driven by Adjusted EBITDA and the following one-time cash inflows in 2015: (i) the one-time reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €160 million; (ii) proceeds of €37 million from Maserati S.p.A. for the disposal of assets and liabilities relating to investment properties; and (iii) proceeds of €57 million from the sale of the financial assets portfolios of FFS S.p.A. and FFS KK; which were partially offset by the extra bonus paid to Ferrari employees of €15 million in 2015.

C. Research and Development, Patents and Licenses, etc.
Research and Development
For a detailed analysis of research and development costs, see “Item 4.B. Business—Research and Development”.

D. Trend Information
Please refer to “Item 5. Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities” for information required by this item.
E. Off Balance Sheet Arrangements
We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 29 “Commitments” to our Consolidated Financial Statements included elsewhere in this document.

F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments at December 31, 2016:

	Payments due by period
	1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	349	730	222	500	1,801
Interest on long-term financial liabilities (2)	21	26	16	15	78
Operating lease obligations (3)	2	3	1	—	6
Unconditional minimum purchase obligations (4)	93	99	29	7	228
Purchase obligations (5)	48	2	—	—	50
Total contractual obligations	513	860	268	522	2,163
______________________________

(1)
Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due. For additional information see Note 24 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations.

(2)
Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the current rates in effect at December 31, 2016.

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

(5)	Purchase obligations represent obligations to purchase property, plant and equipment.
The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2016 as follows:

Amount
(€ million)
Debt	1,848
Short-term debt obligations	(52)
Amortized cost effects	5
Long-term debt	1,801
Pension, post-employment benefits and other provisions for employees
We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2016 the liability for such obligations amounted to €91 million (€78 million at December 31, 2015). See Note 22 to the Consolidated Financial Statements.
G. Safe Harbor

See section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The Board of Directors of Ferrari was appointed effective as of April 15, 2016 and its term of office will expire on the next shareholders general meeting, currently scheduled on April 14, 2017.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman, Chief Executive Officer and Executive Director
Amedeo Felisa	1946	Executive Director
John Elkann	1976	Vice Chairman and Non-Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Louis C. Camilleri	1955	Senior Non-Executive Director
Eddy Cue	1964	Non-Executive Director
Giuseppina Capaldo	1969	Non-Executive Director
Sergio Duca	1947	Non-Executive Director
Lapo Elkann	1977	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Elena Zambon	1964	Non-Executive Director
Summary biographies for persons who are currently directors of Ferrari are included below:
Sergio Marchionne. Mr. Marchionne is the CEO and Chairman of Ferrari and has been the Chairman of Ferrari S.p.A. since October 2014 and the Chief Executive Officer since May 2016. Mr. Marchionne currently serves as Chief Executive Officer of FCA and Chairman, Chief Executive Officer and Chief Operating Officer of FCA U.S. Mr. Marchionne leads FCA’s Group Executive Council and has been Chief Operating Officer of its NAFTA region since September 2011. He also serves as Executive Chairman of CNH Industrial N.V. (“CNHI”). He was the chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI in 2013. Prior to joining FCA, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto. Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Executive Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne is a director of Exor. Mr. Marchionne is a member of the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG.
Amedeo Felisa. Mr. Felisa, who joined Ferrari in 1990, is Executive Director of Ferrari and was the Chief Executive Officer of Ferrari S.p.A. from 2008 until June 2016. From 2006 to 2008 he served as General Manager and Deputy General Manager of Ferrari S.p.A. From 1996 to 2004 he was the General Manager of our GT department, coordinating the product development, powertrains and vehicle departments of both Ferrari and Maserati with respect to the market positioning of the two brands. In the 1990s, as a Technical Senior Vice President, Mr. Felisa oversaw the planning, coordination and management of the entire technical department, including defining new business model plans, supervising the development of both innovation and products and managing the product development teams, including ensuring employee growth. Prior to joining Ferrari, he was a product development team leader at Alfa Romeo S.p.A. Mr. Felisa holds a degree in mechanical engineering from the Milan Politecnico.
John Elkann. Mr. John Elkann is Vice Chairman of Ferrari, Chairman and Chief Executive Officer of EXOR and Chairman of Fiat Chrysler Automobiles N.V.. Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. Mr. John Elkann is Chairman of Giovanni Agnelli B.V., of PartnerRe and Italiana Editrice. He is Vice Chairman of Ferrari S.p.A. and board member of The Economist Group. Mr. John Elkann is a trustee of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation. Mr. John Elkann is the brother of Mr. Lapo Edovard Elkann (Non-Executive Director).
Piero Ferrari. Mr. Ferrari is Vice Chairman of Ferrari and has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is board member of Ferretti Group and a board member and Vice President of CRN Ancona (Ferretti Group). He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2001 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of "Cavaliere del Lavoro".
Delphine Arnault. Ms. Arnault was born in 1975, graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a main board director of LVMH Moët Hennessy Louis Vuitton SA since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé, and also sits on the supervisory board of Les Echos, the leading French business daily. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011, Christian Dior SA in April 2012 and 21st Century Fox in June 2013. In December 2015 she joined the board of the Italian jeweler Repossi, in which LVMH is a shareholder. Delphine Arnault has also been a member of the supervisory board of M6 Group since November 2009 and of Havas since May 2013.
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
Giuseppina Capaldo. Ms. Capaldo is Full Professor of Private Law, at “La Sapienza” University of Rome. She is an independent member of the Board of Directors of Salini Impregilo S.p.A. (2012-present) and Credito Fondiario S.p.A. (2014-present). She was an independent member of the Board of Directors of Exor S.p.A. from 2012 to 2015. She was a member of the Board of Directors of Ariscom S.p.A. (an Italian insurance company) from 2012-2015 and A.D.I.R. - Assicurazioni di Roma (2006-2010). She collaborated with the Macchi di Cellere Gangemi law firm in the Banking and Finance, Corporate and M&A sectors (2004-2007). She has been Deputy Rector for Resource Planning and Assets (since 2014) at La Sapienza University; Director of LLM “Financial Markets Law” (since 2009). Previously, she served as Deputy Rector for Strategic Planning (2008-2014); Head of Department of “Law and Business” (2007-2013); and (2007-2011) Director of PhD “Contract Law and

Business”. Ms. Capaldo has a degree in Economics and a degree in Law from “La Sapienza” University of Rome, has been a licensed certified public accountant since 1992 and is listed in the Register of Independent Auditors (since 1999). In addition, Ms. Capaldo has been qualified to practice law in Italy since 2003. She authored several publications in the areas of contract law, insurance law, financial law and market legal theory.

Sergio Duca. Mr. Duca is the Chairman of the Board of Statutory Auditors of Enel S.p.A. since April 2010. He also serves as Chairman of the Board of Auditors of the Fondazione per la Scuola of Compagnia di San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech S.p.A. until April 2015, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A.. In addition, he has previously served as Chairman of the board of auditors of the Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.
Lapo Edovard Elkann. Mr. Lapo Edovard Elkann is Chairman and Founder of Italia Independent Group and of Garage Italia Customs. He was born in New York in 1977 and studied in France and England. After gaining experience as assistant to Henry Kissinger, Mr. Lapo Edovard Elkann became the Worldwide Brand Promotion Director for Fiat Group where he successfully carried out several projects in below-the-line marketing and participated in the relaunch of the Fiat 500. In 2007 he undertook the entrepreneurial path founding the lifestyle brand “Italia Independent”, the creative factory “Independent Ideas” and the Holding “Italia Independent Group”, which was listed on the Italian Stock Exchange in June 2013. In 2011 he consulted Ferrari in the creation of the Tailor Made Unit. In March 2015 he founded Garage Italia Customs, a customization service for the motion industry. In July 2013 he was inducted in the Automotive Hall of Fame, the American institution dedicated to preserving and celebrating outstanding automotive achievement. Mr. Lapo Edovard Elkann also serves on the board of directors of Pinacoteca Giovanni e Marella Agnelli and of Good Films S.r.l. Mr. Lapo Edovard Elkann is the brother of Mr. John Elkann (Vice Chairman and Non-Executive Director).
Adam Keswick. Mr. Keswick first joined the Matheson Group in 2001 before being appointed to the Board in 2007. He was Deputy Managing Director from 2012 to 2016, and became chairman of Matheson & Co. in August 2016. Mr Keswick is also deputy chairman of Jardine Lloyd Thompson and a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also aa Supervisory Board Member of Rothschild & Co..
Maria Patrizia Grieco. Ms. Grieco has been the Chairman of the Board of Directors of Enel since May 2014. After graduating in law at the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became Chief of Legal and General Affairs. In 1999, she was appointed General Manager to re-organize and reposition the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013, she was Chief Executive Officer of Olivetti, where she also held the role of Chairman from 2011. She has been a director of Fiat Industrial and she is currently on the boards of Anima Holding, Amplifon, Bocconi University and the Italian Foundation MAXXI - National Museum of XXI Century Arts.  Mrs. Grieco is also a member of the steering committee of Assonime.
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

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman and Chief Executive Officer
Alessandro Gili	1971	Chief Financial Officer
Maurizio Arrivabene	1957	Managing Director of Gestione Sportiva
Luca Fuso	1961	Chief Brand Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Nicola Boari	1970	Head of Product Marketing
Flavio Manzoni	1965	Head of Design
Biographies for the members of the GEC of Ferrari are included below:
Sergio Marchionne. See above.
Alessandro Gili. Mr. Gili was appointed as our Chief Financial Officer in February 2015. In April 2015 he was also appointed as President of Ferrari Financial Services S.p.A. In December 2016 he was assigned responsibility for Information and Communication Technology (ICT), Enterprise Risk Management (ERM) and Sustainability Reporting. From 2002 to 2014 he held multiple positions with Fiat, FCA US and FCA, including Group Chief Accounting Officer and Principal Accounting Officer, Vice President of World Class Finance and Processes, Corporate Controller and Chief Accounting Officer for FCA US, Head of Accounting and World Class Finance, Fiat Group Automobiles Sector, Director at Fiat Gesco (now FCA Services S.p.A.) and senior manager for KeyG Consulting S.p.A. Prior to joining the Fiat Group Mr. Gili was a project manager for Innovative Redesign Managements Consultants. Mr. Gili spent the first years of his career in Audit at Coopers & Lybrand. Mr. Gili holds a degree in economics, finance and administration from Turin University and is a Certified Public Accountant and Certified Public Auditor in Italy.
Maurizio Arrivabene. Mr. Arrivabene was appointed as Managing Director of Ferrari Gestione Sportiva (Formula 1 activities) and Team Principal of Scuderia Ferrari in January 2015. From 1997 to 2014, he held multiple positions with Philip Morris International Management SA. Most recently, he was Vice President of Marlboro Global Communication and Promotions and Event Marketing (from 2008 to 2011) and Vice President of Consumers, Channel Strategy and Event Marketing (from 2011 to 2014). Since 2010, Mr. Arrivabene is a member of the FIA Formula One Commission, initially representing Formula One sponsors and, since January 2015, representing Scuderia Ferrari. Since 2012, Mr. Arrivabene is serving as a member of the Board of Directors of Juventus F.C. S.p.A., where he has also been member of the Control and Risks Committee and the Nomination and Remuneration Committee from 2012 until 2015. Mr. Arrivabene studied architecture at the University of Venice and attended advanced courses at the IMD in Lausanne, Switzerland.
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
Michele Antoniazzi. Mr. Michele Antoniazzi is Chief Human Resources Officer since April 2016. Before joining Ferrari, he held several senior roles in Magneti Marelli, becoming the Human Resources Director of the Automotive Lighting business line in 2012. Prior to that experience he was the Human Resources Director of the Suspension Systems business line from 2009 to 2012 and the Head of Organizational Development for the Sector Magneti Marelli from 2006 to 2012. He graduated from the University of Padova with a degree in Industrial and Organizational Psychology.
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
B. Compensation
Introduction
This description below summarizes the remuneration policy applicable to the executive and non-executive directors of the Company and the remuneration paid to these individuals for the year ended on December 31, 2016. The form and amount of compensation received by the directors of Ferrari for the year ended on December 31, 2016 was determined in accordance with the remuneration policy. The Company expects that further elements of the remuneration policy will be implemented in future periods.
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
Remuneration elements
On the basis of the remuneration policy objectives, compensation of executive directors consists, inter alia, of the following elements:
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
Long-term incentives

On March 1, 2017, the Board of Directors of Ferrari, upon the recommendation of its Compensation Committee, approved an equity incentive plan. Our equity incentive plan provides for grants to reward our Chief Executive Officer, members of the Group Executive Council (“GEC”) and key leaders for achieving significant returns to our shareholders over the long-term. We believe that the equity incentive plan increases the alignment between the Company’s performance and shareholder interests, by linking the Chief Executive Officer’s compensation opportunity to increasing shareholder value.
The awards granted to our Chief Executive Officer under the equity incentive plan are based on shareholders return performance relative to the Group’s peers, as defined below, over the Company’s five-year strategic horizon.
The equity incentive plan grant for our Chief Executive Officer was proposed by the Compensation Committee, approved by the Non-Executive Directors of the Company and will be subject to approval at the shareholders meeting scheduled for April 2017. The Compensation Committee believes that focusing on the long-term component of compensation is appropriate for the Chief Executive Officer position because it emphasizes the Company’s long-term strategy and provides a significant retention element.
The Company determined to award to the Chief Executive Officer 450 thousand performance share units (“PSUs”), subject to approval at the shareholders’ meeting scheduled to be held in April 2017, under the equity incentive plan, which represent the right to receive an equal number of common shares of the Company. The Chief Executive Officer’s equity incentive plan grant covers a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.
The Chief Executive Officer’s awards are conditional on Company performance as described below. The PSUs vest in equal tranches in February 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”). The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. With respect to the Chief Executive Officer, upon vesting, the payout ranges from 50 percent of the target amount of PSUs if the Company’s TSR is ranked fifth among the industry specific peer group of eight, including the Company (the “Peer Group”), up to a maximum of 150 percent of the target amount of PSUs if the Company’s TSR is ranked first among the Peer Group (120 percent if second, 100 percent if third and 75 percent if fourth). There is no partial vesting of the PSUs of the Chief Executive Officer if the Company’s TSR is ranked lower than fifth among the Peer Group.
Listed below is the relative TSR Peer Group.

Hermes	Burberry	Brunello Cucinelli	Ferragamo
LVMH	Moncler	Richemont

The Company’s target setting process for the equity incentive plan is built on the foundation of our rigorous business planning process which is determined by our long term strategic pillars.
The Company also determined to award to members of the GEC and key leaders a total of approximately 118 thousand Retention Restricted Share Units (“RSUs”) and 237 thousand PSUs. For the avoidance of doubt, the Chief Executive Officer has not received any RSUs. The RSUs granted to GEC members and key leaders, each of which represents the right to receive one common share of the Company, will vest in three equal tranches in February 2019, 2020 and 2021, subject to continued employment with the Company at the time of vesting. The PSUs granted to GEC members and key leaders vest in equal tranches at the same vesting dates as the Chief Executive Officer’s PSUs, subject to the achievement of TSR performance conditions. The target amount of PSUs of the GEC and key leaders will vest if the Company’s TSR is ranked third among the Peer Group, 120 percent of the target amount of PSUs will vest if the Company’s TSR is ranked second, and 150 percent of the target amount of PSUs will vest if the Company’s TSR is ranked first among the Peer Group. There is no partial vesting of the PSUs of the GEC and key leaders if the Company’s TSR is ranked lower than third among the Peer Group.
The Company is in the process of determining the fair value of the awards under the equity incentive plan.
Other benefits
Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.
Remuneration Policy for Non-Executive Directors

Remuneration of non-executive directors is approved by the shareholders and periodically reviewed by the Compensation Committee.
The current annual remuneration for the non-executive directors is:

•	$200,000 for each non-executive director.

•	An additional $10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman.

•
An additional $5,000 for each member of the Compensation Committee and the Governance and Sustainability Committee and $15,000 for the Compensation Committee Chairman and the Governance and Sustainability Committee Chairman.

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

Implementation of Remuneration Policy in 2017
The Company is proposing amendments to the remuneration policy for its non-executive directors at the upcoming Shareholders' Meeting. If, and to the extent, any changes to 2017 remuneration are made, those changes will be in line with the approved Remuneration Policy. In addition, the Board of Directors will determine stock ownership guidelines for directors and employees.

Directors' Compensation
The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2016 from Ferrari and its subsidiaries.

Name	Office held	In office from/to	Fixed compensation			Variable compensation		Total
In Euro			Base salary(3)	Pension premium	Other	Cash	Other (4)
Sergio Marchionne(1)	Chairman, Chief Executive Officer(1) and Executive Director	01/01/16-05/02/16	—	—	—	—	—	—
Amedeo Felisa(2)	Chief Executive Officer(2) and Executive Director	01/01/16-05/02/16	980,856	269,459	5,500,000	—	—	6,750,315
John Elkann	Vice Chairman and Non-Executive Director	04/15/16-12/31/16	142,864	—	—	—	—	142,864
Piero Ferrari	Vice Chairman and Non-Executive Director	01/01/16-12/31/16	184,686	8,924	—	—	—	193,610
Delphine Arnault	Non-Executive Director	04/15/16-12/31/16	130,637	—	—	—	—	130,637
Louis C. Camilleri	Senior Non-Executive Director	01/01/16-12/31/16	214,987	—	—	—	—	214,987
Eddy Cue	Non-Executive Director	01/01/16-12/31/16	186,170	—	—	—	—	186,170
Giuseppina Capaldo	Non-Executive Director	01/01/16-12/31/16	195,162	—	—	—	—	195,162
Sergio Duca	Non-Executive Director	01/01/16-12/31/16	204,333	8,173	—	—	—	212,506
Lapo Elkann	Non-Executive Director	04/15/16-12/31/16	130,637	3,028	—	—	—	133,665
Adam Keswick	Non-Executive Director	04/15/16-12/31/16	130,637	—	—			130,637
Maria Patrizia Grieco	Non-Executive Director	04/15/16-12/31/16	136,750	—	—	—	—	136,750
Elena Zambon	Non-Executive Director	01/01/16-12/31/16	189,138	—	—	—	—	189,138
(1) On May 2, 2016 Mr. Sergio Marchionne has assumed the role of Chief Executive Officer while also retaining his role as Chairman of the Company. No fixed compensation was paid by Ferrari or any of its subsidiaries to Mr. Marchionne in his capacity of Chairman and Chief Executive Officer for the year ended December 31, 2016.
(2) On May 2, 2016 Mr. Amedeo Felisa retired as Chief Executive Officer. His role has been taken by Mr. Sergio Marchionne who has assumed the Chief Executive Officer's responsibilities while also retaining his role as Chairman of the Company. Mr. Felisa continues to serve on the Board of Directors of Ferrari as Executive Director with a specific consultancy contract until the next Annual General Meeting of Shareholders to be held in April 2017 following which it has been proposed that Mr. Felisa will serve as non-executive director subject to the appointment by Shareholders Meeting. Base Premium Salary includes €814 thousand for his role as Chief Executive Officer from 1 January 2016 to 1 May 2016 and €167 thousand pursuant to such consultancy contract from 2 May 2016 to year ended 31 December 2016. Other includes €5,500 thousand for retirement package.
(3) Non-Executive Directors receive a portion of their annual retainer fee in common shares of Ferrari.
(4) Includes any annual shares, options and pension rights that have been awarded and other emoluments, where applicable

Compensation of the members of the GEC
The compensation paid during the year ended December 31, 2016 by Ferrari and its subsidiaries to the members of the GEC amounted to €12.3 million in aggregate (excluding the compensation paid to Mr. Felisa in his capacity of Chief Executive Officer, which is reflected in the amount included under “Directors’ Compensation”).
Director and Officer Overlaps
There are overlaps among the directors and officers of FCA and our directors and officers. For example, Mr. Marchionne is also the Chief Executive Officer of FCA, and certain of our other directors and officers may also be directors or officers of FCA or Exor, including Mr. John Elkann, who is our Vice Chairman, the Chairman of FCA and the Chairman and Chief Executive Officer of Exor. Exor holds approximately 23.5 percent of our outstanding common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29.4 percent of the common shares and 43.3 percent of the voting power in FCA. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may raise certain conflicts of interest. See “Risk Factors-Risks related to our Common Shares-We may have potential conflicts of interest with FCA and Exor and its related companies.”

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
The Compensation Committee and a Governance and Sustainability Committee were established by the Board of Directors effective as of January 3, 2016. The functions that these committees shall perform and their powers and responsibilities will be determined by the Board of Directors from time to time in light of our size and structure and the provisions of the Code.
The Audit Committee consists of the following members:

Name	Position
Sergio Duca	Chairperson
Giuseppina Capaldo	Member
Maria Patrizia Grieco	Member
Pursuant to the charter of the Audit Committee, approved by the Board of Directors, the function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of Ferrari’s financial statements, including any published interim reports; (ii) Ferrari’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) Ferrari’s compliance with legal and regulatory requirements; (v) Ferrari’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; and (vii) the implementation and effectiveness of the company’s ethics and compliance program. The Audit Committee shall be comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

•	neither have a material relationship with Ferrari, as determined by the Board of Directors nor be performing the functions of auditors or accountants for Ferrari;

•	be an “independent” member of the Board of Directors under the rules of the NYSE and Rule 10A- 3 under the Exchange Act and within the meaning of the Code; and

•	be “financially literate” and have “accounting or selected financial management expertise” qualifications, as determined by the Board of Directors.
At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and best practice provisions of the Code.
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairperson
Eddy Cue	Member
Sergio Duca	Member
Piero Ferrari	Member
Pursuant to the charter of the Governance and Sustainability Committee, approved by the Board of Directors, the function of the Governance and Sustainability Committee is to assist the board of Directors with respect to the determination of, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointments of executive and non- executive directors. The Governance and Sustainability Committee shall be comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at most two (2) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.
The Compensation Committee consists of the following members:

Name	Position
Louis Camilleri	Chairperson
John Elkann	Member
Elena Zambon	Member
Pursuant to the charter of the Compensation Committee, approved by the Board of Directors, the function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; (iv) remuneration report. The Compensation Committee shall be comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.

D. Employees
Human capital is a crucial factor in our success, building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, such as our Graduates Project, aimed at identifying and recruiting graduates from the world’s best universities; our appraisal system to assess our manager, professional and white collar employees, through performance management metrics; our talent management and succession planning; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Uomo, which includes, among other programs, Formula Benessere Program (offering medical assistance to employees and their families) and Formula Estate Junior (offering Summer Campus to the children of employees).
At December 31, 2016, we had a total of 3,248 employees, including 90 executives. Of these, approximately 3,054 were based at our Maranello facility, and approximately 194 in offices around the world, mostly in North America and China.

	For the years ended December 31,
	2016	2015	2014
White collar employees	1,407	1,304	1,177
Italy	1,216	1,143	1,045
Rest of the world	191	161	132
Blue collar employees	1,751	1,607	1,603
Italy	1,748	1,604	1,600
Rest of the world	3	3	3
Executives	90	87	78
Total	3,248	2,998	2,858
The increase in employees in recent periods principally related to a strengthening of technical competencies, particularly within our GT cars development activities. Furthermore, in 2012, we began producing engines for the new Maserati cars. The planned production volumes required adoption of innovative work organization mechanisms, in terms of number of shifts and hours, thus enabling effective management of a varying production demand. The new activity required the addition of 253 workers, who are currently on agency contracts. These workers are not included in the total Ferrari employee head count referenced above.
Approximately 11 percent of the employees were trade union members in 2016. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement renewed on March 2, 2016 and in effect through December 31, 2017. Our other employees are covered by the collective bargaining agreement entered into by FCA and FIM-CISL, UILM-IUL, FISMIC, UGL and Associazione Quadri e Capi FIAT, which will expire on December 31, 2018, and by a

Ferrari Enterprise Bargaining Agreement signed on June 22, 2016 by Ferrari and FIM, UILM and FISMIC, which will expire on December 31, 2019. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €5,720 gross per year payable in three installments.
In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

E. Share Ownership
The number of Shares directly and indirectly owned by members of the Board of Directors and members of the GEC on February 28, 2016 is set forth in the table below.

Name	Common Shares	Special Voting Shares
Piero Ferrari	18,893,798	18,892,160
Sergio Marchionne	1,462,000	—
Louis C. Camilleri	2,863	—
Adam Keswick	2,065	—
Delphine Arnault	2,873	—
Eddy Cue	2,103	—
Elena Zambon	1,436	—
John Elkann	15,003	—
Lapo Elkann	1,381	—

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor is the largest shareholder of Ferrari through its 23.5 percent shareholding interest in our outstanding common shares (as of February 28, 2017). See “Item 4.A. History and Development of the Company.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 33.4 percent. In addition, Mr. Piero Ferrari holds 10 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.4 percent.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “Shareholders' Agreement”.
Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of the merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V., (“G.A.”) which holds 52.99 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Gianluigi Gabetti, Gianluca Ferrero, Luca Ferrero de’ Gubernatis Ventimiglia and Maria Sole Agnelli.
Based on the information in Ferrari’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to us, the following persons owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 28, 2017:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	23.5%
Piero Ferrari (2)	18,893,798	10.0%
T. Rowe Price Associates, Inc. (3)	17,139,889	9.1%
Public shareholders	108,474,950	57.4%
______________________________
(1) The percentages of share capital set out in this table are calculated as the ratio of (i) the aggregate number of outstanding common shares beneficially owned by the shareholder to (ii) the total number of outstanding common shares (net of treasury shares) of Ferrari. These percentages may slightly differ from the percentages of share capital included in the public register held by the AFM of all notifications made pursuant to the disclosure obligations under chapter 5.3 of the Dutch Act on financial supervision (Wet op het financieel toezicht; the “AFS”), such, inter alia, because any shares held in treasury by Ferrari are included in the relevant denominators for purposes of the AFS disclosure obligations.
(2) Each of Exor and Piero Ferrari participate in the loyalty voting program of Ferrari and therefore, as discussed above in this section, their voting power in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3) Based on filings with the SEC, T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940 and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 5,702,776 common shares.
.
Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 28, 2017, approximately 50.5 million Ferrari common shares, or 26.7 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,600 record holders had registered addresses in the United States

Shareholders' Agreement
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

B. Related Party Transactions
Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the FCA group and the companies controlled by Exor (including CNH Industrial NV and its subsidiaries), and our unconsolidated subsidiaries, associates and joint ventures. In addition, members of our Board of Directors, Audit Committee and executives with strategic responsibilities and their families are also considered related parties.
We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties, which have had an effect on revenues, cost of sales, and trade receivables and payables are primarily of a commercial nature. In particular, these transactions relate to:
Transactions with FCA

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o., which are controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•
on November 2016, the Group finalized an agreement with FCA Bank to provide financial services in Europe. Under such agreement FCA Bank acquired from the Group a majority stake in FFS GmbH for a purchase price of €18,595 thousand, which the Group received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, the Group also received cash of €431,958 thousand.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.
Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.
Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). Our former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International, of which Mr. Marchionne is a director and Mr. Camilleri is Chairman, and Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities. Please see Note 28 to the Consolidated Financial Statements for further details on our related party transactions.
C. Interests of Experts and Counsel

Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements and report of our independent registered public accounting firm included elsewhere in this document.

Export Sales

Refer to “Item 4.B. Business Overview” for a discussion of our sales and distribution channels.
Legal Proceedings
Legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. For information regarding provisions made for legal proceedings, refer to Note 23 of our Consolidated Financial Statements included elsewhere in this document.

Dividend Policy
On March 1, 2017 the Board of Directors resolved to make a cash distribution, subject to the adoption of the Company’s 2016 Annual Accounts by the Shareholders’ Annual General Meeting, to the holders of common shares of €0.635 per common share, corresponding to a total cash distribution to shareholders of approximately €120 million, in accordance with paragraph 10 of Article 23 of the Articles of Association.

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
The following table presents the high and low closing market prices of Ferrari common shares as reported on the NYSE and the MTA for each of the periods indicated:

	NYSE		MTA
	High	Low	High	Low
	($)		(€)
Period
Fourth quarter 2015 (1)	45.66	56.75	N/A	N/A
Year ended December 31, 2015	56.75	45.66	N/A	N/A
Year ended December 31, 2016	58.67	32.00	56.55	28.00
First quarter 2016	48.49	32.00	44.60	28.00
Second quarter 2016	45.85	38.88	39.75	35.39
Third quarter 2016	51.87	39.54	46.23	35.85
Fourth quarter 2016	58.67	50.40	56.55	45.60
Monthly
August 2016	49.11	45.78	43.45	41.52
September 2016	51.87	46.65	46.23	41.56
October 2016	53.84	52.06	48.75	47.35
November 2016	54.89	50.50	52.10	45.60
December 2016	58.67	54.09	56.55	50.80
January 2017	62.68	58.28	58.15	55.05
February 2017	66.19	62.14	62.50	57.60
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
Upon incorporation on September 4, 2015, Ferrari’s issued share capital was €50,000, fully paid and divided into 5,000,000 common shares having a nominal value of € 0.001 each.  In connection with the Merger, Ferrari issued 188,923,499 common shares and 56,497,618 special voting shares, and the 5,000,000 common shares previously outstanding were retired and are now held in treasury. In January 2017, 24,418 shares of such treasury shares have been transferred to non-executive directors who elected to receive part of their compensation in the form of common shares in accordance with our remuneration policy.
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
After the Separation Exor holds approximately 33.4 percent of the voting power in us, Piero Ferrari holds approximately 15.4 percent of the voting power in us and public shareholders hold approximately 51.2 percent of the voting power in us. For more information on the Separation, see “Item 4.A. History and Development of the Company.”.

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

Repurchase of Shares
Upon agreement with the relevant Ferrari shareholder, Ferrari may acquire its own shares at any time for no consideration (om niet), or subject to certain provisions of Dutch law and the Ferrari Articles of Association for consideration, if: (i) Ferrari’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (ii) Ferrari would thereafter not hold a pledge over Ferrari common shares or together with subsidiaries hold Ferrari common shares with an aggregate nominal value exceeding 50 percent of the Ferrari’s issued share capital and (iii) the Ferrari Board of Directors has been authorized to do so by the General Meeting.
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
Transfer of Shares
In accordance with the provisions of Dutch law, pursuant to Article 12 of the Ferrari Articles of Association, the transfer or creation of Ferrari shares or a right in rem thereon requires a deed intended for that purpose and save when Ferrari is a party to the transaction, written acknowledgment by Ferrari of the transfer.
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
The Dutch Corporate Governance Code is subject to revision. The revised version of the Dutch Corporate Governance Code has been published in December 2016. Provided that the revised Code has been implemented in Dutch law in 2017, Ferrari will be required to report in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017.

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
Pursuant to the AFS and the Market Abuse Regulation (EU) No 596/2014, each of the members of the Ferrari Board of Directors and any other person discharging managerial responsibilities within Ferrari and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Ferrari and who has regular access to inside information relating, directly or indirectly, to Ferrari (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to Ferrari common shares or financial instruments, the value of which is (in part) determined by the value of Ferrari common shares.
In addition, persons who are closely associated with members of the Board of Directors or any of the Insiders must notify the AFM of all transactions conducted for their own account relating to Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.
The AFM must be notified of transactions effected in either Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares, following the transaction date by means of a standard form. Notifications under the Market Abuse Regulation may be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the AFS and the Market Abuse Regulation.
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
It is prohibited for any person to make use of inside information within or from the Netherlands or a non-EU member state by conducting or effecting a transaction in the shares. In addition, it is prohibited for any person to pass on inside information relating to Ferrari or the trade in its securities to a third party or to recommend or induce, on the basis of inside information, any person to conduct a transaction in securities of Ferrari. Furthermore, it is prohibited for any person to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the securities. The provisions of the Market Abuse Regulation concerning insider trading and manipulation of the market are self-executing and immediately applicable Italian law. Moreover, on October 2016 CONSOB started a process for the review (in light of the MAR Regulation) of certain regulatory provisions contained in the Issuers’ Regulation no. 11971/1999,

Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.
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

Disclosure of Inside Information

Pursuant to the Italian Financial Act, Ferrari shall disclose to the public, without delay, any inside information which: (i) is specific, (ii) has not been made public, (iii) relates, directly or indirectly, to Ferrari or Ferrari’s common shares, and (iv) if it were made public, would be likely to have a material impact on the prices of Ferrari’s common shares (the “Inside Information”). In this regard, Inside Information shall be deemed specific if: (a) it refers to a set of circumstances which exists or may reasonably be expected to occur and (b) it is precise enough to allow the recipient to come to a conclusion as to the possible effect of the relevant set of circumstances or events on the prices of listed financial instruments (i.e., Ferrari’s common shares). The above disclosure requirement shall be complied with through the publication of a press release by Ferrari, in accordance with the modalities set forth from time to time under Italian law, disclosing to the public the relevant Inside Information. The provisions of the Market Abuse Regulation concerning the disclosure of inside information are self-executing and immediately applicable under Italian law. Moreover, on October 2016 CONSOB started a process for the review (in light of the MAR Regulation) of certain regulatory provisions contained in the Issuers’ Regulation no. 11971/1999.

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

Insiders’ Register

Pursuant to the MAR, Ferrari and its subsidiaries, as well as persons acting on their behalf or for their account, shall draw up, and keep promptly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. Ferrari shall provide such list to the competent authority at its request.

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

C. Material Contracts
For a discussion of our syndicated facility, and issuance of notes please see “Item 5.B. Liquidity and Capital Resources”.
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

•

•
“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy currently included in the Italian Ministerial Decree of September 3, 1996, as subsequently amended by Ministerial Decree 9 August 2016, published on the Official Gazette n. 195 of 22 August 2016. The list is expected to be updated each six months. Countries can be removed from the list if their tax authorities consistently do not co-operate with the Italian tax authorities on the exchange of tax information;

•	“Non-Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, other than Qualified Holdings;

•
“Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than two percent of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Ferrari’s issued and outstanding capital in excess of 5 percent; and

•
“Transfer of Qualified Holdings”: transfers of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Ferrari’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which Ferrari common shares may be acquired, the percentage of voting rights or interest in Ferrari’s capital potentially attributable to the holding of such rights and securities is taken into account.

Law No. 208 of December, 28 2015, the so-called “2016 stability law” (“Finance Act 2016”), has reduced from 27.5 percent to 24 percent the IRES rate(except for banks and other financial intermediaries) and consequently resulted in the reduction from 1.375 percent to 1.2 percent the withholding tax rate on dividends paid to companies and entities that are (a) resident for tax purposes in an EU Member State or in an EEA Member State that is included in the Italian White List and (b) subject to corporate income tax in such State. In both cases the aforesaid reductions apply with effect for fiscal years following the fiscal year that is current on December 31, 2016 (i.e., from 2017 for taxpayers that follow the calendar year). Because of the IRES rate reduction, the income inclusion percentages of 49.72 percent and 77.74 percent referred to in the paragraphs “Taxation of Dividends” and “Taxation of Capital Gains” should be revised upwards by a decree to be issued by the Ministry of Economy and Finance under the authority of Article 1(64) of Finance Act 2016. The decree to be issued by the Ministry of Economy and Finance will also set forth transitional rules applicable to dividends paid out of profits earned in fiscal years when the applicable IRES rate was 27.5 percent.
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

(i)	Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid to Italian resident individuals who hold the Ferrari common shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime ("risparmio gestito") as defined in subparagraph (A)(ii) below are subject to 26 percent tax withheld at source in Italy if the common shares in Ferrari held by such individuals represent Non-Qualified Holdings. In this case, the holders are not required to report the dividends in their income tax returns.
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

(ii)	Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime
Dividends paid to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the common shares in Ferrari held by such individuals represent Non-Qualified Holdings, (b) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime ("risparmio gestito") under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26 percent substitute tax.

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

(iv)
Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar partnerships as referred to in Article 5 CITA). Only 49.72 percent of such dividends are included in the overall income to be reported by the partnership.
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations ("società per azioni"), partnerships limited by shares ("società in accomandita per azioni"), limited liability companies ("società a responsabilità limitata") and public and private entities whose sole or primary purpose is to carry out business activities. Only 5 percent of the dividends are included in the overall business income subject to IRES, unless the common shares in Ferrari are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.
For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).

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
No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES ("esclusi") under Article 74(1) CITA.

(vii)	Pension funds and OICR (other than Real Estate AIF)
No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (“Decree 252”) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, “Real Estate AIF”).
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax ("imposta sostitutiva"). Under certain conditions and up to certain limits, income received in relation to qualified medium-and long-term financial investments by pension funds may be exempt from income tax in the hands of such pension funds, under Article 1 (94) of Law No. 232 of December 11, 2016, the so called "2017 Italian budget law" ("Budget Act 2017").
Dividends received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to taxation at the level of the OICR.

(viii)	Real Estate AIF
No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to Italian resident unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than 5 percent of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES.
For some types of businesses and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.
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

The domestic withholding tax rate on dividends is 1.2 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the relief described above. As a result of the IRES rate reduction provided for by Finance Act 2016 the withholding tax rate was reduced from 1.375 percent to 1.2 percent with effect for fiscal years following the fiscal year that is current on December 31, 2016 (i.e., from 2017 for taxpayers that follow the calendar year).
The domestic withholding tax rate on dividends is 11 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are pension funds that are set up in an EU Member States or an EEA Member State included in the Italian White List. These pension funds are not entitled to the relief described above. Under certain conditions and up to certain limits, the aforesaid 11 percent withholding tax does not apply in relation to dividends deriving from qualified medium-and long-term financial investments if the recipients and beneficial owners are pension funds that are set up in an EU Member States or an EEA Member State included in the Italian White List under Article 1(95) of the Budget Act 2017.
Under Article 27-bis of Decree 600, which implemented in Italy Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds common shares in Ferrari that represent an interest in the issued and outstanding capital of Ferrari of no less than 10 percent for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. In case of transactions put in place for the sole or main purposes of obtaining a tax advantage that defeats the object or purpose of the Parent Subsidiary Directive, Italian tax authorities may deny the refund or challenge the exemption trough the general anti-avoidance provision set forth by Article 10-bis of Law No. 212 of July 27, 2000.
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
The information provided in this subsection summarizes the Italian tax regime applicable to the distributions by Ferrari - other than in case of reduction of excess capital, withdrawal, exclusion, redemption or liquidation - of equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests ("interessi di conguaglio") paid in by the subscribers, equity (other than share capital) contributions ("versamenti a fondo perduto") or share capital account payments ("versamenti in conto capitale") made by shareholders and tax-exempt revaluation reserves (the “Equity Reserves”).

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity
Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that Ferrari has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Ferrari common shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the common shares in Ferrari into the discretionary investment portfolio regime ("regime del risparmio gestito") described in subparagraph (A)(i) of the subsection “Taxation of Capital Gains” below.

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
Amounts received by Italian resident non-business entities referred to in Article 73(1)(c) CITA as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari not held in connection with a business activity are treated as dividends for tax purposes.

(iv)	Persons exempt from IRES

Amounts received by Italian resident persons exempt from IRES as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari not held in connection with a business activity are treated as dividends for tax purposes.

(v)	Pension funds and OICR (other than Real Estate AIF)
Based on a systematic interpretation of the statute, amounts received by Italian pension funds governed by Article 17 of Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax ("imposta sostitutiva"). The value of the common shares in Ferrari at the end of the same tax year should also be included in the net annual accrued yield.
Conversely, any amounts received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) as distributions out of Equity Reserves are not subject to taxation at the level of the OICR.

(vi)	Real Estate AIF
Amounts received by Italian Real Estate AIF as distributions out of Equity Reserves are not subject to IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to the Italian resident unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than 5 percent of the Real Estate AIF’s net asset value.

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
TRANSFER OF NON-QUALIFIED HOLDINGS. Capital gains on Non-Qualified Holdings are subject to a 26 percent substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:

a.
Tax return regime ("regime della dichiarazione"). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.
Nondiscretionary investment portfolio regime ("risparmio amministrato") (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers ("società di intermediazione mobiliare") or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses of the same nature. Capital losses may be carried forward and offset against capital gains of the same nature realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.
Discretionary investment portfolio regime ("risparmio gestito") (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Decreases in value of the managed assets may be carried forward and offset against any subsequent increase in value accrued at July 1, 2014, but up to the following amount in case of decreases in value occurred up to June 30, 2014: (i) 48.08 percent of the relevant decreases in value occurred before January 1, 2012; and (ii) 76.92 percent of the decreases in value occurred from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

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

However, if the conditions for the participation exemption regime under subparagraph (A)(iii) below are met, only 49.72 percent of the capital gains must be included in the overall business income. Capital losses realized on common shares in Ferrari that meet the conditions under a and b of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).
For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.

(iii)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the common shares in Ferrari have been held for no less than three years and booked as fixed financial assets ("immobilizzazioni finanziarie") in the last three financial statements.
However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if both the following requirements are met:

a.
The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

b.
The common shares in Ferrari have been booked as fixed financial assets in the first financial statements closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the common shares in Ferrari are deemed as fixed financial assets if they are not accounted as “held for trading”.

The law lays down certain additional conditions for the exemption to be available. Based on the assumption that Ferrari is a holding company, that its shares are listed on a regulated market, and that pursuant to Article 87(5) CITA its assets are predominantly composed of shareholdings in companies which satisfy the additional conditions set forth by Article 87 CITA in order to enjoy the participation exemption regime (i.e., the companies are not resident in a State with a preferential tax system and carry on a business activity), these additional conditions should be met.
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
Capital gains on common shares in Ferrari held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax ("imposta sostitutiva"). Under certain conditions and up to certain limits, income received in relation to qualified medium-and long-term financial investments by pension funds may be exempt from income tax in the hands of such pension funds under Article 1(94) of the Budget Act 2017.
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
(ii)    Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy
a.    Non-Qualified Holdings. Based on the fact that Ferrari common shares are listed on a regulated market, no tax applies in Italy on capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon transfer for consideration of common shares in Ferrari that do not qualify as Transfers of Qualified Holdings, even if the Ferrari common shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian resident holders who hold the Ferrari common shares with an Italian authorized financial intermediary and either are subject to the nondiscretionary investment portfolio regime or have elected for the discretionary investment portfolio regime may be required to timely submit to the Italian authorized financial intermediary an affidavit whereby they state that they are not resident in Italy for tax purposes.

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
Transfer tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ferrari common shares) are subject to registration tax as follows: (i) notary deeds ("atti pubblici") and private deeds with notarized signatures ("scritture private authenticate") executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds ("scritture private") are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.
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
Transfer of the Ferrari Shares upon Death or by Gift
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including the common shares and the special voting shares in Ferrari) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose, including the segregation of assets into a trust), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their registered office or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.
Subject to certain exceptions, transfers of assets and rights (including the common shares and the special voting shares in Ferrari) on death or by gift are generally subject to inheritance and gift tax as follows:

a.
At a rate of 4 percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.

b.
At a rate of 6 percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).

c.	At a rate of 8 percent in any other case.
If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.
As from January 1, 2017, (i) the segregation of rights and assets (including the common shares and the special voting shares in Ferrari) in a trust or (ii) the fiduciary contract pursuant to Article 1(3) of Law No. 112 of June 22, 2016, or (iii) the earmarking of the assets under Article 2645-ter of the Italian civil code, will be exempt from the Italian inheritance and gift tax if the aforementioned deeds are exclusively made in favor of persons with severe disabilities and all the conditions set out in Article 6 of Law No. 112 of June 22, 2016 are properly met. The exemption also applies to the re-transfer of the assets to the persons who have segregated the same assets (i) in a trust, or (ii) in a fiduciary contract pursuant to Article 1(3) of Law No. 112 of June 22, 2016, or (iii) in the earmarking of the assets under Article 2645-ter of the Italian civil code, if the death of the beneficiaries occurs before the death of the settlors.
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
Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy on September 30, 2016. Communications and reports sent to this type of investors are subject to the ordinary €2.00 stamp duty for each copy.
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

Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the common shares and the special voting shares in Ferrari) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in section RW of their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the actual economic owners thereof for the purposes of anti-money laundering legislation.
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
Following the Separation we have implemented our own risk management policies primarily relating to foreign exchange, interest rate and liquidity risk. Although our policies are clearly derived from those that we followed under the FCA Group, we have introduced some changes to align them with the size and risk profile of Ferrari.
Risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Derivatives cannot be entered into for speculative purposes and counterparties to the agreements are major financial institutions.

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
During the periods covered by this report we have entered into interest rate derivatives to hedge the floating rate funding of our financial services subsidiary in the US.
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

•
where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2016, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 57 percent of the Group’s turnover (53 percent in 2015).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and Mexico and other markets where the U.S. Dollar is the reference currency. In 2016, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for about 60 percent (67 percent in 2015) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2016. It is the Group’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until 2014, some exposures were covered over a 24-month rolling period, and since 2015 such time frame has been reduced to a maximum of 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

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
There have been no substantial changes in 2016 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2016 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €128,753 thousand (€135,271 thousand at December 31, 2015). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Quantitative information on interest rate risk
Our exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 we have entered into a new Term Loan and Bridge Loan (the Bridge Loan being fully repaid in 2016) for a total amount of €2 billion which bear floating rates of interest. As at December 31, 2016 an amount of approximately €800 million was outstanding under the Term Loan. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
These financial market risks could significantly affect our financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements in relation to the Term Loan. However, the Group has entered into interest rate caps as requested by certain of its securitization agreements.
Our most significant floating rate financial assets at December 31, 2016 were cash and cash equivalents balances and certain receivables from financing activities (mainly financial dealer financing and some client financing receivables) while our debt generally bears floating rates of interest. At December 31, 2016, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in an increase in profit before taxes of €367 thousand on an annual basis (a decrease of €1,204 thousand at December 31, 2015). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Quantitative information on credit risk

Receivables from financing activities amounting to €790,377 thousand at December 31, 2016 (1,173,825 thousand at December 31,2015) are shown net of the allowance for doubtful accounts amounting to €11,556 thousand (€18,671 thousand at December 31, 2015). After considering the allowance for doubtful accounts, €41,594 thousand of receivables were overdue (€16,230 thousand at December 31, 2015). Therefore, overdue receivables represent a minor portion of our receivables from financing activities.
In addition, of the total receivables from financing activities, €790,377 thousand (€1,170,891 thousand at December 31, 2015) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.
Trade receivables amounting to €243,977 thousand at December 31, 2016 (€158,165 thousand at December 31, 2015) are shown net of the allowance for doubtful accounts amounting to €19,174 thousand (€18,371 thousand at December 31, 2015). After considering the allowance for doubtful accounts, €18,567 thousand of receivables were overdue (€26,177 thousand at December 31, 2015).
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Ferrari N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Ferrari N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2016 and our report dated March 3, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young S.p.A.
Turin, Italy
March 3, 2017

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Sergio Duca is the “audit committee financial expert.” Mr. Sergio Duca is an independent director under NYSE standards.
Item 16B. Code of Ethics
We have adopted a Code of Conduct which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Conduct is posted on our website at http://corporate.ferrari.com/en/governance/code-conduct. If the provisions of our Code of Conduct that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

Item 16C. Principal Accountant Fees and Services
Ernst & Young S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2016 and 2015. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2016 and 2015, respectively:

	Twelve Months Ended
	2016	2015
	(€ thousands)
Audit fees	1,554	2,935
Audit-related fees	25	19
Tax fees	32	29
Total	1,611	2,983

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On 15 April 2016 the Ferrari’s Annual General Meeting of Shareholders (AGM) delegated to the Board of Directors authority to purchase common shares of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of the AGM. Pursuant to the authorization, Ferrari may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not more than 10% above or not more than 10% below the average of the closing price on the NYSE and/or MTA for the five business days prior to the date of the purchase.
No such purchases were made in 2016.

Item 16F. Change in Registrant's Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Ferrari N.V. is a company organized under the laws of The Netherlands and qualifies as a foreign private issuer under the NYSE listing standards. In accordance with the NYSE corporate governance rules, as a foreign private issuer we are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE.
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

The Dutch Corporate Governance Code is subject to revision. A revised version of the Dutch Corporate Governance Code has been published in December 2016. Provided that the revised Code has been implemented in Dutch law in 2017, Ferrari must report in 2018 regarding its application of the revised Dutch Corporate Governance Code over financial year 2017.

The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies, as well as certain ways in which our governance practices deviate from those suggested in the Dutch Code.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that only one non-executive board member may be not independent. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, a majority of our Board (7 of the 13 members) is “independent” under the NYSE definition and the Dutch Code. Because two or more of our 11 non-executive directors are not independent we deviate from the Dutch Code’s general best practice provision regarding the maximum number of non-executives that may not be independent. Finally, persons may not be appointed as non- executive directors of Ferrari if such persons are non-executive directors, member of the supervisory boards or other similar bodies for at least five other (Dutch) companies of a certain size.

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
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. Two of the three current members of the Compensation Committee are independent under both the Dutch Code and the NYSE rules. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or Chairperson. Of the directors elected to serve on the Committee, no more than one may be an executive director and no more than two may be non-independent under the Dutch Code. These are both deviations from the Dutch Code which recommends that only non- executive directors and at most one non-independent director serve on Board committees. We allow for an executive director to serve, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. Although our Governance and Sustainability Committee allows for two non - independent members, we are not currently making use of this possibility. Current composition of our Governance and Sustainability Committee comprises an executive director as the Chairperson and two other directors who are considered independent under both Dutch Corporate Governance Code and the NYSE Standard.

In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by the general meeting of shareholders. Our Audit Committee is responsible for the recommending to the shareholders the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law, such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board, provided that the authority to grant equity rights has been delegated by the general meeting of shareholders to the Board. For equity compensation plans for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval of the general meeting of shareholders is required.
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
Item 18. Financial Statements
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement Registration Statement on Form F-1 (File No. 333-205804))
2.1	Trust Deed, dated March 16, 2016, between Ferrari N.V. and Citicorp Trustee Company Limited as trustee, relating to 1.5000% Notes due 16 March 2023
4.1
Credit agreement, dated November 30, 2015, among Ferrari N.V., Ferrari S.p.A., Ferrari Financial Services, Inc., Ferrari Financial Services AG, Bank of America Merrill Lynch International Limited, as facility agent, and the lead arrangers and bookrunners named therein, relating to term loan and multicurrency revolving credit facilities in an aggregate amount of up to €2,500,000,000 (incorporated by reference to Exhibit 4.1 to Annual Report on Form 20-F (File No. 001-37596))

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

Dated: March 3, 2017

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

We have audited the accompanying consolidated statements of financial position of Ferrari N.V. as of December 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ferrari N.V. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ferrari N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young S.p.A.
Turin, Italy
March 3, 2017

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2016, 2015 and 2014

		For the years ended December 31,
	Note	2016	2015	2014
		(€ thousand)
Net revenues	4	3,105,084	2,854,369	2,762,360
Cost of sales	5	1,579,690	1,498,806	1,505,889
Selling, general and administrative costs	6	295,242	338,626	300,090
Research and development costs	7	613,635	561,582	540,833
Other expenses, net	8	24,501	11,035	26,080
Result from investments	9	3,066	—	—
EBIT		595,082	444,320	389,468
Net financial (expenses)/income	10	(27,729)	(10,151)	8,765
Profit before taxes		567,353	434,169	398,233
Income tax expense	11	167,635	144,115	133,218
Net profit		399,718	290,054	265,015
Net profit attributable to:
Owners of the parent		398,762	287,816	261,371
Non-controlling interests	3	956	2,238	3,644
Basic and diluted earnings per common share (in €)	13	2.11	1.52	1.38

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2016, 2015 and 2014

		For the years ended December 31,
	Note	2016	2015	2014
		(€ thousand)
Net profit		399,718	290,054	265,015
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on remeasurement of defined benefit plans	21	(1,448)	898	(4,739)
Related tax impact	21	(18)	(308)	1,061
Total items that will not be reclassified to the consolidated income statement in subsequent periods		(1,466)	590	(3,678)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	21	51,086	8,234	(148,341)
Exchange differences on translating foreign operations	21	4,118	13,344	27,836
Related tax impact	21	(16,943)	(2,600)	46,588
Total items that may be reclassified to the consolidated income statement in subsequent periods		38,261	18,978	(73,917)
Total other comprehensive income/(loss), net of tax		36,795	19,568	(77,595)
Total comprehensive income		436,513	309,622	187,420
Total comprehensive income attributable to:
Owners of the parent		435,691	306,699	181,375
Non-controlling interests		822	2,923	6,045

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31,2016, and 2015

		At December 31,
	Note	2016	2015
		(€ thousand)
Assets
Goodwill	14	785,182	787,178
Intangible assets	15	354,394	307,810
Property, plant and equipment	16	669,283	626,130
Investments and other financial assets	17	33,935	11,836
Deferred tax assets	11	119,357	122,622
Total non-current assets		1,962,151	1,855,576
Inventories	18	323,998	295,436
Trade receivables	19	243,977	158,165
Receivables from financing activities	19	790,377	1,173,825
Current tax receivables	19	1,312	15,369
Other current assets	19	53,729	46,477
Current financial assets	20	16,276	8,626
Deposits in FCA Group cash management pools	19	—	139,172
Cash and cash equivalents		457,784	182,753
Total current assets		1,887,453	2,019,823
Total assets		3,849,604	3,875,399

Equity/(Deficit) and liabilities
Equity/(Deficit) attributable to owners of the parent		324,995	(25,123)
Non-controlling interests		4,810	5,720
Total equity/(deficit)	21	329,805	(19,403)

Employee benefits	22	91,024	78,373
Provisions	23	215,227	141,847
Deferred tax liabilities	11	13,111	23,345
Debt	24	1,848,041	2,260,390
Other liabilities	25	656,275	654,784
Other financial liabilities	20	39,638	103,332
Trade payables	26	614,888	507,499
Current tax payables		41,595	125,232
Total equity/(deficit) and liabilities		3,849,604	3,875,399

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Cash and cash equivalents at beginning of the year	182,753	134,278	113,786
Cash flows from operating activities:
Profit before taxes	567,353	434,169	398,233
Amortization and depreciation	247,717	274,757	288,982
Provision accruals	82,418	50,873	66,274
Result of investments	(3,066)	—	—
Other non-cash (income) / expenses	(30,291)	36,230	53,348
Net gains on disposal of property, plant and equipment and intangible assets	(2,652)	(6,964)	(742)
Change in inventories	(33,187)	(2,885)	(65,548)
Change in trade receivables	(88,847)	15,693	824
Change in trade payables	106,163	(45,792)	12,986
Change in receivables from financing activities	404,568	120,902	(201,692)
Change in other operating assets and liabilities	7,149	(24,698)	14,322
Income tax paid	(252,026)	(145,017)	(140,920)
Total	1,005,299	707,268	426,067

Cash flows used in investing activities:
Investments in property, plant and equipment	(175,647)	(184,910)	(169,363)
Investments in intangible assets	(166,340)	(171,033)	(160,635)
Change in investments and other financial assets	—	377	(358)
Cash acquired in change in scope of consolidation	—	—	38,751
Proceeds from the sale of property, plant and equipment and intangible assets	2,931	1,370	1,828
Proceeds from the sale of assets and liabilities related to investment properties	—	37,130	—
Proceeds from the sale of a majority stake in FFS GmbH	18,595	—	—
Total	(320,461)	(317,066)	(289,777)

Cash flows used in financing activities:
Proceeds from Term Loan and Bridge Loan	—	1,994,712	—
Repayment of Term Loan	(700,846)	—	—
Repayment of Bridge Loan	(500,000)	—	—
Net change in other bank borrowings	(211,832)	123,993	79,030
Proceeds from securitizations, net of repayments	462,700	—	—
Proceeds from bond	490,729	—	—
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	135,094	(2,396,422)	(157,959)
Net change in other debt	15,847	(11,114)	(27,638)
Acquisition of non-controlling interest	—	(8,500)	—
Change in equity	1,384	—	—
Cash distribution of reserves	(86,905)	—	—
Dividends paid to non-controlling interest	(17,207)	(53,942)	(15,050)
Total	(411,036)	(351,273)	(121,617)

Translation exchange differences	1,229	9,546	5,819
Total change in cash and cash equivalents	275,031	48,475	20,492
Cash and cash equivalents at end of the year	457,784	182,753	134,278

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2016, 2015 and 2014

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2014	3,778	2,242,315	43,196	4,477	(4,260)	2,289,506	26,776	2,316,282
Dividends declared	—	—	—	—	—	—	(79,369)	(79,369)
Transaction with non-controlling interest	—	(1,263)	—	—	—	(1,263)	55,243	53,980
Net profit	—	261,371	—	—	—	261,371	3,644	265,015
Other comprehensive income/(loss)	—	—	(101,753)	25,435	(3,678)	(79,996)	2,401	(77,595)
Reclassification (1)	—	1,191	—	—	(1,191)	—	—	—
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	2,469,618	8,695	2,478,313
Transaction with non-controlling interest	—	(2,602)	—	—	—	(2,602)	(5,898)	(8,500)
Net profit	—	287,816	—	—	—	287,816	2,238	290,054
Other comprehensive (loss)/income	—	—	5,634	12,659	590	18,883	685	19,568
Restructuring (2)	—	(2,800,000)	—	—	—	(2,800,000)	—	(2,800,000)
Share premium contribution (3)	—	1,162	—	—	—	1,162	—	1,162
Reclassification (1)	—	(2,117)	—	—	2,117	—	—	—
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	398,762	—	—	—	398,762	956	399,718
Other comprehensive income/(loss)	—	—	34,143	4,252	(1,466)	36,929	(134)	36,795
Cash distribution of reserves	—	(86,905)	—	—	—	(86,905)	—	(86,905)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,732)	(1,732)
Share-based compensation	—	1,110	—	—	—	1,110	—	1,110
Separation (4)	(1,274)	1,496	—	—	—	222	—	222
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
____________________________

(1)	Relates to the reclassification of the actuarial gain recognized on the remeasurement of the defined benefit pension plan of the former Chairman of the Group.

(2)	Relates to the remaining principal amount of the FCA Note recognized in connection with the Restructuring. See “Background and Basis of Presentation”.

(3)	Relates to the effect of a share premium contribution made by FCA N.V. in connection with the Restructuring.

(4)	Reflects the effects of the Separation. See Note 21 “Equity” for additional details.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

1. BACKGROUND AND BASIS OF PRESENTATION
Background
Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 170 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned stores and 29 franchised stores (including 8 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

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

On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company. On January 4, 2016, the Company's shares were also listed on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.

The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange, the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•
Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange, the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owned 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in these consolidated financial statements as though it had occurred effective January 1, 2014 using FCA’s basis of accounting (see Note 21 “Equity”), and (ii) the issuance of the FCA Note, which has been reflected in these consolidated financial statements only from the date in which it occurred (see Note 24 “Debt”).

The remaining steps of the Separation, which were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law, have been reflected in these Consolidated Financial Statements only from the date in which the related transactions occurred and had no impact on the Company’s results of operations or financial position. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Following the Separation and at December 31, 2016, the share capital of the Company amounted to €2,504 thousand, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. At December 31, 2016, the Company had 5,000,000 common shares and 2,930 special voting shares held in treasury.

Also following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts that were previously held by FCA were novated to Ferrari S.p.A.

Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

References to the Company in these consolidated financial statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
These consolidated financial statements of Ferrari N.V. were authorized for issuance on March 3, 2017.
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
Transactions with FCA
The Group generates a portion of its net revenues from sale of goods to other FCA Group companies. In particular, net revenues generated from FCA Group companies amounted to €248,685 thousand, €194,506 thousand and €266,641 thousand for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 28 for further details.
The Group enters into commercial transactions with the FCA Group in the ordinary course of business. Receivables and payables are settled in the ordinary course of business and are recorded as assets and liabilities on the consolidated statement of financial position.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Historically the Group received various services, including human resources, payroll, financial reporting and tax, customs, accounting and treasury, institutional and industrial relations, procurement of insurance coverage, internal audit, IT and systems, risk, corporate security, executive compensation, legal and corporate affairs from the FCA Group. Following the Separation, the Group has been gradually internalizing these services. The costs for the recharge of services received, including costs for termination packages, totaled €15,021 thousand, €11,559 thousand and €10,486 thousand for the years ended December 31, 2016, 2015 and 2014, respectively. These costs were recharged by the FCA Group based on the actual costs incurred for the services provided to the Group and are reflected as expenses according to their nature in the consolidated financial statements.
With respect to the general corporate costs that are incurred by FCA on behalf of its entire group, which include the costs of the executive officers of the FCA Group, costs of the corporate functions including treasury, human resources, finance and legal, business development, tax, headquarter costs and other related corporate costs. Prior to the Separation, FCA allocated these costs to the Group based on the Group’s proportion of FCA’s consolidated revenues. During the years ended December 31, 2015 and 2014, corporate costs recharged to the Group from FCA amounted to €3,751 thousand and €2,952 thousand, respectively, and are reflected in the consolidated financial statements. Following the Separation, Ferrari is no longer part of the FCA Group and therefore no such costs were allocated in 2016.
Historically the Group participated in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies. The Group accessed funds deposited in these accounts on a daily basis, had the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA's ability to pay at the relevant time. The deposits with FCA Group relating to the cash management system were recorded in the consolidated statement of financial position as “Deposits in FCA Group cash management pools” and the finance income earned on such deposits was recorded in net financial income/expenses in the consolidated income statement. Prior to the Separation, certain entities of the Group have also entered into credit lines with FCA Group entities, these financial liabilities were provided primarily to finance the activities of the Group’s financial services portfolio in North America and were recorded as “Debt” in the consolidated statement of financial position. The finance expense associated with such financial liabilities was recorded in “Cost of sales” in the consolidated income statement. The deposits with FCA Group relating to the cash management and the credit lines with FCA Group entities were settled and terminated following the Separation. Management believes that the assumptions underlying the consolidated financial statements for the periods prior to the Separation, including the recharges of expenses from FCA, are reasonable. Nevertheless, for the periods prior to the Separation, the consolidated financial statements may not include all of the actual expenses that would have been incurred by the Group and may not reflect the consolidated results of operations, financial position and cash flows had Ferrari been a stand-alone company during those periods. Actual costs that would have been incurred if Ferrari had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

2. SIGNIFICANT ACCOUNTING POLICIES
Format of the financial statements
The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and notes thereto, (the “Consolidated Financial Statements”).
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
For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial companies and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder has historically been obtained mainly through funding from certain of the Group’s operating companies and, to a lesser extent, prior to the Separation, intercompany funding from

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

FCA Group, which provided funding to the financial services entities as the need arose. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the debt is provided in Note 24.
The consolidated statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2016
The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the purpose of the preparation of the Consolidated Financial Statements.

•
The Group adopted the amendments to IFRS 11 - Joint Arrangements, which clarify the accounting for acquisitions of interests in a joint operation that constitutes a business. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. There was no effect from the adoption of these amendments.

•
The Group adopted the Annual Improvements to IFRSs 2012-2014 Cycle, a series of amendments to IFRS in response to issues raised mainly on, among others, the changes of method of disposal in IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations, on servicing contracts in IFRS 7 - Financial Instruments: Disclosures, and on the discount rate determination in IAS 19 - Employee Benefits. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2017 or subsequent years are listed below:
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In April 2016, the IASB issued amendments to the standard which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The standard and amendments are effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Group is currently quantifying the impact of adoption, however based on currently available information, the Group does not expect a material impact on its Consolidated Financial Statements from the adoption of this standard and related amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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

In January 2016, the IASB issued amendments to IAS 12 - Income Taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. The amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect a material impact on its Consolidated Financial Statements from the adoption of these amendments.
In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows, which will require companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect a material impact on its Consolidated Financial Statements from the adoption of these amendments.
In June 2016, the IASB issued amendments to IFRS 2 - Share-Based Payment, which provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application is permitted. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014 - 2016 Cycle, which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018). The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact to the Consolidated Financial Statements of the Group or disclosures upon adoption of the amendments.

In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018. The Group is currently evaluating the method of implementation and impact of adoption on its Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
The Group recognizes any non-controlling interests (“NCI”) in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
All significant intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.
Subsidiaries are deconsolidated from the date when control ceases. When the Group ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.

In 2016 the Group sold a majority stake in Ferrari Financial Services GmbH. From such date, the Group's remaining interest has been remeasured at fair value and accounted for using the equity method.

Interests in associates
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without having control or joint control over those policies. Associates are accounted for using the equity method of accounting from the date significant influence is obtained.
Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit/(loss) is recognized in the consolidated income statement. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in other comprehensive income/(loss) are recognized in other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

When the Group’s share of the losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group discontinues the use of the equity method from the date the investment ceases to be an associate or when it is classified as available-for-sale.

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
at December 31, 2016 and 2015

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
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2016		2015		2014
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1069	1.0541	1.1094	1.0887	1.3287	1.2141
Pound Sterling	0.8194	0.8562	0.7259	0.7340	0.8062	0.7789
Swiss Franc	1.0901	1.0739	1.0677	1.0835	1.2146	1.2024
Japanese Yen	120.2169	123.4000	134.2956	131.0700	140.3146	145.2300
Chinese Yuan	7.3519	7.3202	6.9723	7.0608	8.1874	7.5358
Australian Dollar	1.4883	1.4596	1.4775	1.4897	1.4720	1.4829
Singapore Dollar	1.5275	1.5234	1.5253	1.5417	1.6826	1.6058
Hong Kong Dollar	8.5924	8.1751	8.6014	8.4376	10.3025	9.4170
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
Investment property
The Group held investment property assets and liabilities until 2015. Investment property is defined as property held by the Group to earn rental income or for capital appreciation or both, rather than for sale in the ordinary course of business or

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

for use in supply of goods or services or for administrative purposes and includes investment property under construction. Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, the Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any. Investment property is depreciated on a straight-line basis over 33 years.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Measurement
Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 - Financial Instruments: Recognition and Measurement.
Current financial assets are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost. Subsequent to initial recognition, current financial assets are measured at fair value. When market prices are not directly available, the fair value of current financial assets are measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).
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
For further information on the effects reflected on the consolidated income statement from derivative financial instruments refer to Note 20.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the consolidated income statement within net financial income/(expenses).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
Transfers of financial assets
The Group sells certain of its trade receivables through factoring transactions without recourse. In addition, the Group sells certain of its receivables from financing activities under securitization programs. Securitization transactions involve the sale, on a non-recourse basis, of a financial receivables portfolio to a special purpose vehicle, which in turn finances the purchase of such financial receivables by issuing asset-backed securities in the form of notes whose repayment of principal and interest depends on the cash flows generated by the related financial receivables.
The Group derecognizes the financial assets when, and only when, the contractual rights and risks to the cash flows arising from the related financial assets are no longer held or the Group has transferred the financial assets. In the case of a transfer of financial assets, if the Group transfers substantially all the risks and rewards of ownership of the financial assets, it derecognizes such assets and separately recognizes as assets or liabilities any rights and obligations created or retained in the transfer. On derecognition of financial assets, the difference between the carrying amount of the assets and the consideration received or receivable for the transfer of the assets is recognized in the consolidated income statement in cost of sales.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
Share-based compensation
Non-Executive Directors’ compensation that will be settled in common shares of the Company is accounted for as equity-settled share-based compensation and measured at the fair value of the related compensation, which is recognized as an expense over the service period with an offsetting increase to equity.
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
Revenue recognition

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference; and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
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
Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2016, 2015 and 2014.
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
3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group's main operating companies. The Group's scope of consolidation at December 31, 2016 and 2015 was as follows:

			At December 31, 2016		At December 31, 2015
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A. (1)	Italy	Manufacturing	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A. (1)
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	n.a.	n.a.
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Ferrari North Europe L.t.d.	UK	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services S.p.A.	Italy	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Financial Services GmbH (2)	Germany	Financial services	49.9%	50.1%	100%	—%
Ferrari Financial Services Inc. (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction, LLC (4)	USA	Financial services	100%	—%	n.a.	n.a.
Ferrari Auto Securitization Transaction - Lease, LLC (4)	USA	Financial services	100%	—%	n.a.	n.a.
Ferrari Auto Securitization Transaction - Select, LLC (4)	USA	Financial services	100%	—%	n.a.	n.a.
Ferrari Financial Services Titling Trust (4)	USA	Financial services	100%	—%	n.a.	n.a.
Ferrari Financial Services Japan KK (5)	Japan	Financial services	—%	—%	100%	—%
410, Park Display Inc. (6)	USA	Retail	100%	—%	100%	—
______________________________

(1)	As a result of the Restructuring Ferrari N.V. became the parent company of the Group and directly owns Ferrari S.p.A.. Prior to the Restructuring Ferrari S.p.A. was the parent entity of the Group.

(2)
Shareholding held by Ferrari Financial Services S.p.A. On November 7, 2016 the Group and FCA Bank finalized the agreement under which FCA Bank acquired a majority stake in Ferrari Financial Services GmbH (“FFS GmbH”). Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9% interest retained by Ferrari is accounted for using the equity method. See Note 17.

(3)	Shareholding held by Ferrari Financial Services S.p.A.

(4)	Shareholding held by Ferrari Financial Services Inc. (“FFS Inc”).

(5)	On April 30, 2016, the liquidation process of Ferrari Financial Services Japan KK was completed.

(6)	Shareholding held by Ferrari North America Inc.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Non-controlling interests
The non-controlling interests at December 31, 2016 and 2015 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest. The net profit attributable to non-controlling interests for the years ended December 31, 2016, 2015 and 2014 arise from the non-controlling interest in FICTS and for the years ended December 31, 2015 and 2014 also the non-controlling interest in Ferrari Financial Services S.p.A. and its subsidiaries (the “FFS Group”):

	At December 31,
	2016	2015
	(€ thousand)
Equity attributable to non-controlling interests	4,810	5,720
Of which attributable to FICTS	4,810	5,720

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Net profit attributable to non-controlling interests	956	2,238	3,644
Of which attributable to FICTS	956	1,351	3,059
Of which attributable to FFS Group	—	887	585
In July 2015 the Group acquired the remaining 10 percent of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from Aldasa GmbH, and as a result from such date the Group owns 100 percent of the share capital of Ferrari Financial Services S.p.A.
The non-controlling interests in FICTS and the FFS Group are not considered to be significant to the Group for the relevant periods.
Restrictions
The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on the Group's review, it does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2016 amounted to €47,555 thousand (€106,405 thousand at December 31, 2015).
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €19,411 thousand at December 31, 2016.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
At December 31, 2016, the Group had gross receivables from financing activities of €801,933 thousand (€1,192,496 thousand at December 31, 2015), and allowances for doubtful accounts of €11,556 thousand at December 31, 2016 or 1.4 percent of the gross balance (€18,671 thousand at December 31, 2015, or 1.6 percent of the gross balance). Provisions for doubtful accounts charged to the consolidated income statement as cost of sales were €2,455 thousand for the year ended December 31, 2016 (€9,607 thousand for the year ended December 31, 2015 and €6,769 thousand for year ended December 31, 2014).
At December 31, 2016, the Group had gross trade receivables of €263,151 thousand (€176,536 thousand at December 31, 2015), and allowances for doubtful accounts of €19,174 thousand, or 7.3 percent of the gross trade receivable balance (€18,371 thousand at December 31, 2015, or 10.4 percent of the gross trade receivable balance). Provisions for doubtful accounts charged to the consolidated income statement as selling, general and administrative costs were €3,504 thousand for the year ended December 31, 2016 (€10,298 thousand for the year ended December 31, 2015 and €6,356 thousand for year ended December 31, 2014).
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
Recoverability of goodwill
As a result of the Separation, the Company recorded goodwill of €780,542 thousand reflecting FCA's recorded goodwill relating to Ferrari S.p.A. In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
The useful lives and residual values of the Group’s models are determined by management at the time of capitalization and reviewed annually for appropriateness and recoverability. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives and residual values have not resulted in material changes to the Group’s amortization charge or estimated recoverability of the related assets.
For the year ended December 31, 2016, the Group capitalized development costs of €141,396 thousand (€154,409 thousand for the year ended December 31, 2015).
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

4. NET REVENUES
Net revenues are as follows:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Cars and spare parts	2,180,045	2,080,228	1,943,729
Engines	337,924	218,657	311,155
Sponsorship, commercial and brand	488,514	441,128	416,673
Other	98,601	114,356	90,803
Total net revenues	3,105,084	2,854,369	2,762,360
Other primarily includes interest income generated by the FFS Group and net revenues from the management of the Mugello racetrack.
5. COST OF SALES
Cost of sales in 2016, 2015 and 2014 amounted to €1,579,690 thousand, €1,498,806 thousand and €1,505,889 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Cost of sales in 2016 included €36,994 thousand related to the charges for Takata airbag inflator recalls. See Note 23 “Provisions” for additional details.
Interest and other financial expenses from financial services companies included within cost of sales in 2016, 2015 and 2014 amounted to €21,307 thousand, €23,702 thousand and €15,992 thousand, respectively.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
General and administrative costs in 2016, 2015 and 2014 amounted to €148,812 thousand, €174,451 thousand and €167,843 thousand, respectively, and mainly consist of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.
In 2015, general and administrative costs include €15,789 thousand in costs related to the initial public offering process and €19,106 thousand related to the one off employee extra bonus paid to employees for the initial public offering. In 2014, general and administrative costs include €15,027 thousand related to the resignation of the former Chairman of the Group.
Selling costs in 2016, 2015 and 2014 amounted to €146,430 thousand, €164,175 thousand and €132,247 thousand, respectively, and mainly consist of marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

7. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Research and development costs expensed during the year	509,580	446,726	415,336
Amortization of capitalized development costs	104,055	114,856	125,497
Total research and development costs	613,635	561,582	540,833
The main component of research and development costs expensed related to the research and development performed for the Formula 1 racing car, which included initiatives to maximize the performance, efficiency and safety of the car, which are expensed as incurred. See Note 15 for information on development costs capitalized.
The U.S. National Highway Traffic Safety Administration (“NHTSA”) published additional guidelines for driver distraction. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. The Group is evaluating these guidelines and their potential impact on the Group's results of operations and financial position and determining what steps and/or countermeasures, if any, the Group will need to take to comply with these requirements.

8. OTHER EXPENSES, NET
Other expenses, net in 2016 include other expenses of €30,249 thousand (€33,137 thousand in 2015 and €39,190 thousand in 2014), net of other income of €5,748 thousand (€22,102 thousand in 2015 and €13,110 thousand in 2014).
Other expenses in 2016 include €15,469 thousand related to provisions, primarily related to disputes with a distributor, €5,628 thousand related to indirect taxes and €9,152 thousand related to miscellaneous expenses.
Other income in 2016 includes €2,903 thousand of gain on the disposal of property plant and equipment, €1,569 thousand related to rental income and €1,276 thousand related to miscellaneous income.
Other expenses in 2015 include €12,933 thousand related to provisions, of which €8,822 thousand related to legal proceedings and disputes and €4,111 thousand primarily related to disputes with suppliers, employees and other parties relating to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2015 relate to litigation with a former distributor.
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
Other expenses in 2014 include €21,372 thousand of accruals to provisions of which €12,783 thousand related to legal proceedings and disputes and €8,589 thousand primarily related to to disputes with suppliers, employees and other parties relating to contracts. The most significant accruals to the provision for legal proceedings and disputes recognized in 2014 relate to litigation with a former distributor.
9. RESULT FROM INVESTMENTS
Result from investments of €3,066 thousand in 2016 includes €660 thousand related to the gain on the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016, €1,489 thousand related to the gain on the fair value measurement of the non-controlling interest retained in FFS GmbH and €917 thousand related to the Group's proportionate share of FFS GmbH's net profit subsequent to the sale date. See Note 17 for additional details.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

10. NET FINANCIAL (EXPENSES)/INCOME
The following table sets out details of financial income and expenses, including the amounts reported in the consolidated income statement within the net financial (expenses)/income line item, as well as interest income from financial services activities, recognized under net revenues, and interest cost and other financial charges from financial services companies, recognized under cost of sales.

	For the years ended December 31,
	2016	2015	2014
Financial income:	(€ thousand)
Interest income from bank deposits	843	54	2,333
Other interest income and financial income	1,841	6,473	4,774
Interest income and other financial income	2,684	6,527	7,107
Finance income from financial services companies	58,236	61,587	45,760
Total financial income	60,920	68,114	52,867

Total financial income relating to:
Industrial companies (A)	2,684	6,527	7,107
Financial services companies (reported within net revenues)	58,236	61,587	45,760

Financial expenses:
Interest expenses on financial liabilities with FCA Group	—	(15,745)	(6,141)
Capitalized borrowing costs	1,519	1,530	1,588
Other interest cost and financial expenses	(4,090)	(3,163)	(985)
Interest expenses and other financial expenses	(2,571)	(17,378)	(5,538)
Interest expenses from banks	(27,042)	(3,357)	(817)
Interest on bond	(6,937)	—	—
Write-downs of financial receivables	(3,864)	(9,607)	(6,769)
Net interest expenses on employee benefits provisions	(389)	(79)	(400)
Other financial expenses	(5,831)	(5,029)	(2,007)
Total financial expenses	(46,634)	(35,450)	(15,531)
Net (expenses)/income from derivative financial instruments and foreign currency exchange rate differences	(5,086)	(4,930)	1,197
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(51,720)	(40,380)	(14,334)

Total financial expenses and net (expenses)/income from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial companies (B)	(30,413)	(16,678)	1,658
Financial services companies (reported in cost of sales)	(21,307)	(23,702)	(15,992)

Net financial (expenses)/income relating to industrial companies (A+B)	(27,729)	(10,151)	8,765
Interest expenses from banks for the year ended December 31, 2016 primarily included interest expenses on debt incurred, directly or indirectly, as a result of the Restructuring, and in particular, interest expenses relating to the Term Loan and the Bridge Loan (which was fully repaid in March 2016), which were primarily used to repay a portion of the FCA Note. Interest expenses from banks also included interest expenses on other bank borrowings. Interest on bond includes interest expenses on the bond issued in March 2016. See Note 24 “Debt” for additional details.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Interest expenses on financial liabilities with FCA Group for the year ended December 31, 2015 included €9,333 thousand related to the FCA Note.
11. INCOME TAXES
Income tax expense is as follows:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Current tax expense	189,492	153,739	137,468
Deferred tax income	(18,290)	(9,410)	(4,600)
Taxes relating to prior periods	(3,567)	(214)	350
Total income tax expense	167,635	144,115	133,218
The reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the theoretical tax rates in effect in Italy, is as follows:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Theoretical income tax expense, net of IRAP	156,022	119,396	109,514
Tax effect on:
Permanent differences	(10,219)	5,846	(3,061)
Effect of changes in tax rate and tax regulations	1,280	4,005	—
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	853	1,631	680
Taxes relating to prior years	(3,567)	(214)	350
Withholding tax on earnings	2,017	(384)	6,607
Total income tax expense, net of IRAP	146,386	130,280	114,090
Effective tax rate, net of IRAP	25.8%	30.0%	28.6%
IRAP (current and deferred)	21,249	13,835	19,128
Total income tax expense	167,635	144,115	133,218
Theoretical income taxes have been calculated at a rate of 27.5 percent, which was the corporate income tax rate in Italy for each of the years ended December 31, 2016, 2015 and 2014. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017. As a result, deferred tax assets and liabilities expected to reverse in and subsequent to 2017 have been adjusted to reflect the reduction in the corporate income tax rate.
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2016, 2015 and 2014. The decrease in the effective tax rate net of IRAP from 30.0 percent in 2015 to 25.8 percent in 2016 was primarily attributable to the combined effects of the previously mentioned adjustments to deferred taxes due to the reduction in the Italian corporate income tax rate and additional tax deductions in 2016 on eligible research and development costs and on investments and other expenses, in accordance with changes in tax regulations in Italy.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015, is as follows:

	At December 31,
	2016	2015
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	72,142	56,821
To be recovered within 12 months	47,215	65,801
	119,357	122,622
Deferred tax liabilities:
To be recovered after 12 months	(10,517)	(12,604)
To be recovered within 12 months	(2,594)	(10,741)
	(13,111)	(23,345)
Net deferred tax assets	106,246	99,277
The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2015	Recognized in consolidated income statement	Charged to equity	Changes in scope of consolidation	Translation differences and other changes	At December 31, 2016
	(€ thousand)
Deferred tax assets arising on:
Provisions	77,915	29,461	—	(78)	4,023	111,321
Deferred income	39,318	4,231	—	—	—	43,549
Employee benefits	2,242	(54)	(18)	—	200	2,370
Cash flow hedge reserve	24,267	—	(16,943)	—	1	7,325
Foreign currency exchange rate differences	343	2,685	—	—	—	3,028
Inventory obsolescence	25,075	(626)	—	—	120	24,569
Allowances for doubtful accounts	3,633	485	—	—	(11)	4,107
Depreciation	21,682	(1,783)	—	—	(46)	19,853
Other	10,838	(1,808)	—	6,989	(2,186)	13,833
Total deferred tax assets	205,313	32,591	(16,961)	6,911	2,101	229,955
Deferred tax liabilities arising on:
Depreciation	(14,571)	(2,591)	—	—	(430)	(17,592)
Capitalization of development costs	(79,531)	(10,949)	—	—	—	(90,480)
Employee benefits	(1,713)	(32)	—	—	—	(1,745)
Exchange rate differences	(1,970)	(1,577)	—	—	—	(3,547)
Cash flow hedge reserve	(1)	—	—	—	—	(1)
Lease accounting	(11,457)	453	—	—	—	(11,004)
Withholding tax on undistributed earnings	(1,150)		—	—	—	(1,150)
Total deferred tax liabilities	(110,393)	(14,696)	—	—	(430)	(125,519)
Deferred tax asset arising on tax loss carry-forward	4,357	395	—	(2,949)	7	1,810
Total net deferred tax assets	99,277	18,290	(16,961)	3,962	1,678	106,246

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

	At December 31, 2014	Recognized in consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2015
	(€ thousand)
Deferred tax assets arising on:
Provisions	72,763	4,067	—	—	1,085	77,915
Deferred income	35,039	4,279	—	—	—	39,318
Employee benefits	3,373	(825)	(306)	—	—	2,242
Cash flow hedge reserve	26,869	—	(2,602)	—	—	24,267
Foreign currency exchange rate differences	1,090	(747)	—	—	—	343
Inventory obsolescence	16,423	8,254	—	—	398	25,075
Allowances for doubtful accounts	5,292	(1,647)	—	—	(12)	3,633
Depreciation	22,219	(537)	—	—	—	21,682
Board of Directors compensation	3,416	(3,416)	—	—	—	—
Other	11,846	(2,819)	—	—	1,811	10,838
Total deferred tax assets	198,330	6,609	(2,908)	—	3,282	205,313
Deferred tax liabilities arising on:
Depreciation	(11,987)	(1,956)	—	—	(628)	(14,571)
Capitalization of development costs	(76,570)	(2,961)	—	—	—	(79,531)
Employee benefits	(1,575)	(138)	—	—	—	(1,713)
Exchange rate differences	(2,350)	380	—	—	—	(1,970)
Cash flow hedge reserve	(1)	—	—	—	—	(1)
Lease accounting	(12,625)	1,168	—	—	—	(11,457)
Withholding tax on undistributed earnings	(5,228)	4,078	—	—	—	(1,150)
Total deferred tax liabilities	(110,336)	571	—	—	(628)	(110,393)
Deferred tax asset arising on tax loss carry-forward	2,110	2,230	—	—	17	4,357
Total net deferred tax assets	90,104	9,410	(2,908)	—	2,671	99,277
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and plans.
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.
Starting in 2016 and following the completion of the Separation, the Group's entities participate in a group Italian tax consolidation under Ferrari N.V. Previously, the Group participated in the FCA Group Italian tax consolidation.
12. OTHER INFORMATION BY NATURE
Personnel costs in 2016, 2015 and 2014 amounted to €294,047 thousand, €284,947 thousand and €279,680 thousand, respectively. These amounts include costs that were capitalized mainly in connection to product development activities.
In 2016, the Group had an average number of employees of 3,115 (average number of employees of 2,954 and 2,843 in 2015 and 2014, respectively).
13. EARNINGS PER SHARE
For the purpose of calculating earnings per share for the years ended December 31, 2015 and 2014, the weighted average number of common shares outstanding retrospectively reflects the effects of the Separation.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2016, 2015 and 2014:

		For the years ended December 31,
		2016	2015	2014
Profit attributable to owners of the Company	€ thousand	398,762	287,816	261,371
Weighted average number of common shares	thousand	188,923	188,923	188,923
Basic earnings per common share		€2.11	1.52	1.38
Diluted earnings per share
For the years ended December 31, 2015 and 2014 there were no potentially dilutive instruments. For the year ended December 31, 2016 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Non-Executive Directors' compensation agreement. See Note 28 for additional details. The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2016, 2015 and 2014:

		For the years ended December 31,
		2016	2015	2014
Profit attributable to owners of the Company	€ thousand	398,762	287,816	261,371
Weighted average number of common shares for diluted earnings per common share	thousand	188,946	188,923	188,923
Diluted earnings per common share		€2.11	1.52	1.38
14. GOODWILL
At December 31, 2016, goodwill amounted to €785,182 thousand (€787,178 thousand at December 31, 2015). The movement in goodwill relates to the sale of the majority stake in FFS GmbH. See Note 17 for additional details.
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
The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•
The expected future cash flows covering the period from 2017 through 2020 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•
The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent (2.1 percent in 2015 and 1.0 percent in 2014).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

•
The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 7.0 percent (7.6 percent in 2015 and 8.2 percent in 2014). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.
15. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2015	717,373	399,955	122,122	37,511	1,276,961
Additions	117,110	37,299	9,035	7,589	171,033
Divestitures	—	—	(1,248)	(18)	(1,266)
Reclassification	—	—	(53)	53	—
Translation differences	—	—	1,381	335	1,716
Balance at December 31, 2015	834,483	437,254	131,237	45,470	1,448,444
Additions	104,009	37,387	12,110	12,834	166,340
Reclassification	—	—	4,369	(4,369)	—
Change in scope of consolidation			(3,458)	—	(3,458)
Translation differences	—	—	(66)	(93)	(159)
Balance at December 31, 2016	938,492	474,641	144,192	53,842	1,611,167

Accumulated amortization at January 1, 2015	612,046	259,018	106,600	34,035	1,011,699
Amortization	84,865	29,991	11,112	2,692	128,660
Divestitures	—	—	(1,177)	—	(1,177)
Translation differences	—	—	1,231	221	1,452
Balance at December 31, 2015	696,911	289,009	117,766	36,948	1,140,634
Amortization	77,240	26,815	11,628	2,419	118,102
Reclassification	—	—	3,317	(3,317)	—
Change in scope of consolidation	—	—	(1,766)		(1,766)
Translation differences	—	—	(144)	(53)	(197)
Balance at December 31, 2016	774,151	315,824	130,801	35,997	1,256,773

Carrying amount at:
January 1, 2015	105,327	140,937	15,522	3,476	265,262
December 31, 2015	137,572	148,245	13,471	8,522	307,810
December 31, 2016	164,341	158,817	13,391	17,845	354,394
Additions of €166,340 thousand in 2016 (€171,033 thousand in 2015) primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

16. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2015	22,500	276,446	1,549,578	128,233	89,784	2,066,541
Additions	142	23,716	117,618	10,665	32,769	184,910
Divestitures	—	(6,775)	(23,962)	(7,469)	(139)	(38,345)
Reclassification	—	37,802	48,706	143	(86,651)	—
Translation differences	29	(12)	(458)	55	—	(386)
Balance at December 31, 2015	22,671	331,177	1,691,482	131,627	35,763	2,212,720
Additions	—	5,596	81,678	7,322	81,051	175,647
Divestitures	—	(1,021)	(9,902)	(7,631)	—	(18,554)
Reclassification	—	1,578	22,898	1,441	(28,341)	(2,424)
Change in scope of consolidation	—	—	—	(613)	—	(613)
Translation differences	10	173	—	476	—	659
Balance at December 31, 2016	22,681	337,503	1,786,156	132,622	88,473	2,367,435

Accumulated amortization at January 1, 2015	—	116,718	1,268,082	96,556	—	1,481,356
Depreciation	—	10,340	124,950	8,995	—	144,285
Divestitures	—	(3,947)	(27,167)	(6,515)	—	(37,629)
Translation differences		(12)	(1,394)	(16)	—	(1,422)
Balance at December 31, 2015	—	123,099	1,364,471	99,020	—	1,586,590
Depreciation	—	9,995	109,939	9,681	—	129,615
Divestitures	—	(608)	(11,628)	(6,039)	—	(18,275)
Reclassification	—	177	(1,786)	1,609	—	—
Change in scope of consolidation	—	—	—	(312)		(312)
Translation differences	—	159	(1)	376	—	534
Balance at December 31, 2016	—	132,822	1,460,995	104,335	—	1,698,152

Carrying amount at:
January 1, 2015	22,500	159,728	281,496	31,677	89,784	585,185
December 31, 2015	22,671	208,078	327,011	32,607	35,763	626,130
December 31, 2016	22,681	204,681	325,161	28,287	88,473	669,283
Additions of €175,647 thousand in 2016 were mainly comprised of additions of €81,678 thousand to plant, machinery and equipment and additions of €81,051 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2016 mainly related to investments in cars production lines, engine assembly lines and personalization programs. Additions to advances and assets under construction in 2016 mainly related to car production lines of models to be launched in future years.
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
At December 31, 2016, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €49,614 thousand (€31,041 thousand at December 31, 2015).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

17. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2016	2015
	(€ thousand)
Investments accounted for using the equity method	20,948	—
Delta Topco option	11,967	10,858
Other securities and other financial assets	1,020	978
Total investments and other financial assets	33,935	11,836
Investments accounted for using the equity method
Investments accounted for using the equity method relates to the Group's investment in FFS GmbH. In particular, on November 7, 2016, Ferrari and FCA Bank finalized an agreement to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from Ferrari for a purchase price of €18,595 thousand, which was received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €431,958 thousand.
Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by Ferrari is accounted for using the equity method.
Changes in the investments accounted for using the equity method during the year were as follows:

(€ thousand)
Balance at January 1, 2016	—
Change in scope of consolidation	18,542
Fair value measurement of interest retained by the Group	1,489
Proportionate share of net profit for the period from November 7 to December 31, 2016	917
Balance at December 31, 2016	20,948

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Summarized financial information relating to FFS GmbH at and for the year ended December 31, 2016 was as follows:

At December 31, 2016
(€ thousand)
Assets
Intangible assets	1,133
Property, plant and equipment	119
Deferred tax assets	2,736
Total non-current assets	3,988
Inventories	412
Trade receivables	472
Receivables from financing activities	463,108
Other current assets	3,543
Cash and cash equivalents	29,087
Total current assets	496,622
Total assets	500,610

Equity and liabilities
Equity	39,921
Non-current liabilities and provisions	7,920
Debt	447,272
Trade payables	123
Other liabilities	5,374
Total equity and liabilities	500,610

For the year ended December 31, 2016
(€ thousand)
Net revenues	27,471
Cost of sales	9,563
Selling, general and administrative costs	8,432
Other expenses, net	180
Profit before taxes	9,296
Income tax expense	2,070
Net profit	7,226

Delta Topco option

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

The Group was granted an option to purchase a fixed number of shares in Delta Topco for a fixed price on the occurrence of certain events. Delta Topco is a company belonging to the Formula 1 Group (the group responsible for the promotion of the Formula 1 World Championship).
Movements in the Delta Topco option relate to the revaluation of the option, which was impacted in 2016 due to the agreement between Liberty Media Corporation (“LMC”) and CVC Capital Partners for the sale of Delta Topco to LMC. The sale of Delta Topco to LMC was completed on January 23, 2017. See Note 32.
18. INVENTORIES

	At December 31,
	2016	2015
	(€ thousand)
Raw materials	95,594	75,812
Semi-finished goods	72,472	67,819
Finished goods	155,932	151,805
Total inventories	323,998	295,436
The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2016 was €2,120 thousand (€11,610 thousand in 2015 and €3,091 thousand in 2014).
Changes in the provision for slow moving and obsolete inventories were as follows:

	2016	2015
	(€ thousand)
At January 1,	60,588	54,693
Provision	2,120	11,610
Use and other changes	(2,160)	(5,715)
At December 31,	60,548	60,588
19. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At December 31,
	2016	2015
	(€ thousand)
Trade receivables	243,977	158,165
Deposits in FCA Group cash management pools	—	139,172
Receivables from financing activities	790,377	1,173,825
Current tax receivables	1,312	15,369
Other current assets	53,729	46,477
Total	1,089,395	1,533,008

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Trade receivables
The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2016	2015
	(€ thousand)
Trade receivables due from:
FCA Group companies	75,694	42,247
Dealers	47,208	45,185
Sponsors	42,789	12,041
Brand activities	15,650	38,789
Other	62,636	19,903
Total	243,977	158,165
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 15 to 60 days from the date of invoice.
Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 28.
Trade receivables due from sponsors relate to amounts receivable from sponsors of the Group’s Formula 1 activities.
Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.
The Group is not exposed to concentration of third party credit risk.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2016	2015
	(€ thousand)
Trade receivables denominated in:
Euro	155,545	112,658
U.S. Dollar	62,701	29,981
Pound Sterling	1,222	4,398
Chinese Yuan	3,819	1,026
Japanese Yen	16,310	3,231
Other	4,380	6,871
Total	243,977	158,165
Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement. Changes in the allowance for doubtful accounts during the year were as follows:

	2016	2015
	(€ thousand)
At January 1,	18,371	14,664
Provision	3,504	10,298
Use and other changes	(2,701)	(6,591)
At December 31,	19,174	18,371
Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools related to the Group’s participation in a group-wide cash management system at FCA Group. Following the Separation on January 3, 2016, these arrangements were terminated and the Group received the cash that was held on deposit. The Group now manages its own liquidity and treasury function on a standalone basis.
Receivables from financing activities
Receivables from financing activities are as follows:

	At December 31,
	2016	2015
	(€ thousand)
Client financing	758,679	1,115,661
Factoring receivables	—	30,901
Dealer financing	31,698	27,263
Total receivables from financing activities	790,377	1,173,825

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement. Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2016	2015
	(€ thousand)
At January 1,	18,671	14,201
Provision	2,455	9,607
Change in scope of consolidation	(8,409)	—
Use and other changes	(1,161)	(5,137)
At December 31,	11,556	18,671
Of which:
Client financing	10,916	16,855
Factoring receivables	640	1,816
Client financing
Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisition. During 2016 the average contractual duration at inception of such contracts was approximately 66 months and the weighted average interest rate was approximately 5.0 percent. Receivables for client financing are generally secured on the titles of cars or other personal guarantees.
The decrease in receivables for client financing were primarily attributable to the deconsolidation of FFS GmbH following the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016. Following this transaction, client financing mainly relates to activities in the United States.
The following table sets forth a breakdown of client financing by geography:

	At December 31,
	2016	2015
	(€ thousand)
United States	758,447	640,953
United Kingdom	—	293,804
Germany	—	74,735
Switzerland	—	56,569
Italy	232	3,408
France	—	38,659
Belgium	—	7,533
Total client financing	758,679	1,115,661

Factoring receivables
Factoring receivables related to the purchase of trade receivables from the FCA Group. In 2014 the Group factored receivables in both Italy and the United States and from 2015, only in the United States. Such receivables were purchased on a non-recourse basis and the Group generally earned interest of LIBOR +350  bps (EURIBOR + 350 bps for the Italian receivables factored in 2014). The interest earned amounted to €711 thousand for 2015 and was recorded in net revenues, within interest income of financial services activities.
During 2016, the Group discontinued this activity.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Dealer financing
The Group provides dealer financing in the United States and until May 2015, also in Japan. Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of the financial services companies. In 2016 these receivables were interest bearing at a rate between 2.9 percent and 5.2 percent (between 2.7 percent and 4.2 percent in 2015), with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network vary from country to country, although payment terms generally range from 1 to 6 months. Receivables on dealer financing are generally secured by the title of the car or other collateral.
Other current assets
Other current assets are as follows:

	At December 31,
	2016	2015
	(€ thousand)
Prepayments	31,611	19,979
Italian and foreign VAT credits	12,032	9,265
Due from personnel	747	699
Security deposits	932	869
Other receivables	8,407	15,665
Total other current assets	53,729	46,477
At December 31, 2016, the Group had provided guarantees through third parties, amounting to €89,014 thousand (€73,564 thousand at at December 31, 2015), principally to the relevant tax authorities in relation to (i) the validity of value added tax (“VAT”) and duties for which the Group requested reimbursement from the relevant tax authorities and (ii) the VAT related to temporary import of classic cars for restoration activities which would become due if the car is not exported.
The analysis of current receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2016
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	225,402	8	—	18,567	243,977
Receivables from financing activities	146,412	554,030	48,341	41,594	790,377
Client financing	136,602	536,954	43,529	41,594	758,679
Dealer financing	9,810	17,076	4,812	—	31,698
Current tax receivables	690	622	—	—	1,312
Other current receivables	21,572	539	7	—	22,118
Total	394,076	555,199	48,348	60,161	1,057,784

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
Total receivables from financing activities at December 31, 2016 includes €790,377 thousand (€1,170,891 thousand at December 31, 2015) which relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.
20. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2016	2015
	(€ thousand)
Financial derivatives	10,388	5,070
Other financial assets	5,888	3,556
Current financial assets	16,276	8,626
Current financial assets and other financial liabilities mainly relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2015 and 2014.

	At December 31,
	2016		2015
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	8,160	(39,580)	1,900	(102,066)
Total cash flow hedges	8,160	(39,580)	1,900	(102,066)
Other foreign exchange derivatives	1,548	(58)	3,170	(1,266)
Interest rate caps	680	—	—	—
Total	10,388	(39,638)	5,070	(103,332)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges. Interest rate caps relate to derivative instruments we are required to enter into as part of certain of our securitization agreements.
The following tables provide an analysis by foreign currency and due date of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2016
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(33,758)	—	(33,758)	788,274	—	788,274
Pound Sterling	3,668	—	3,668	106,056	—	106,056
Chinese Yuan	(125)	—	(125)	19,917	—	19,917
Swiss Franc	(476)	—	(476)	47,923	—	47,923
Japanese Yen	2,835	—	2,835	91,854	—	91,854
Other(1)	(1,394)	—	(1,394)	74,822	—	74,822
Total amount	(29,250)	—	(29,250)	1,128,846	—	1,128,846
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar

	At December 31, 2015
	Fair value due within one year	Fair value due between one and two years	Total fair value	Notional amount due within one year	Notional amount due between one and two years	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(77,047)	(1,812)	(78,859)	689,476	67,903	757,379
Pound Sterling	(3,834)	(296)	(4,130)	368,355	5,395	373,750
Chinese Yuan	(7,839)	—	(7,839)	48,658	—	48,658
Swiss Franc	(3,692)	—	(3,692)	93,981	—	93,981
Japanese Yen	(3,434)	—	(3,434)	54,206	—	54,206
Other(1)	(308)	—	(308)	19,628	—	19,628
Total amount	(96,154)	(2,108)	(98,262)	1,274,304	73,298	1,347,602
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar
Cash flow hedges
The effects recognized in the consolidated income statement mainly relate to currency risk management and in particular the exposure to fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollar in the United States of America, Canada and Mexico and other markets where the U.S. Dollar is the reference currency.
The policy of the Group for managing currency risk normally requires that projected future cash flows from trading activities which will occur within the following 12 months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. It is considered reasonable that the hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement, mainly during the following 12 months.
Derivatives relating to currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the flows of the underlying transaction.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Net (costs)/revenues	(69,368)	(145,095)	20,111
Net financial expenses	—	(23,745)	(16,788)
Income tax benefit/(expense)	19,354	53,016	(1,043)
Total recognized in the consolidated income statement	(50,014)	(115,824)	2,280
The ineffectiveness of cash flow hedges was not material for the years 2016, 2015 and 2014.
21. EQUITY
As discussed in Note 1, for the periods prior to the Restructuring, with the exception of the FCA Note and subsequent refinancing (explained in Note 24), which were reflected in the Consolidated Financial Statements only from the dates in which they occurred, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the share capital as though the Restructuring had occurred effective January 1, 2014.
Share capital
Following the Restructuring, at December 31, 2015 the fully paid up share capital of the Company was €3,778 thousand, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01. As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these consolidated financial statements as though it had occurred effective January 1, 2014.
Following the Separation and at December 31, 2016 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At December 31, 2016, the Company held 5,000,000 common shares and 2,930 special voting shares in treasury.
Changes in the fully paid up share capital and special voting shares between December 31, 2015 and December 31, 2016 relate entirely to the effects of the Separation, which was completed between January 1 and January 3, 2016.

The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company's common shares and to promote stability of the Company's shareholder base by granting long-term shareholders of the Company with special voting shares. Following the Separation, Exor B.V. (“Exor”) and Piero Ferrari participate in the Company's loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves
Retained earnings and other reserves includes:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

•
the share premium reserve of €5,888,529 thousand at December 31, 2016 (€5,975,434 thousand at December 31, 2015). The share premium reserve originated from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016. As explained below, the movement in 2016 relates to a cash distribution which was made from this reserve;

•	the legal reserve of €14 thousand at December 31, 2016 and €5 thousand at December 31, 2015, determined in accordance with Dutch law.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €86,905 thousand. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Equity-settled Non-Executive Directors' compensation amounted to €1,110 thousand for the year ended December 31, 2016 and was recognized as an increase to other reserves. See Note 28 for additional details.

Other comprehensive income/(loss)
The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans	(1,448)	898	(4,739)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	(1,448)	898	(4,739)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Losses on cash flow hedging instruments arising during the period	(18,282)	(160,606)	(145,018)
Losses/(gains) on cash flow hedging instruments reclassified to the consolidated income statement	69,368	168,840	(3,323)
Gains/(losses) on cash flow hedging instruments	51,086	8,234	(148,341)
Exchange differences on translating foreign operations arising during the period	4,118	13,344	27,836
Total items that may be reclassified to the consolidated income statement in subsequent periods	55,204	21,578	(120,505)
Total other comprehensive income/(loss)	53,756	22,476	(125,244)
Related tax impact	(16,961)	(2,908)	47,649
Total other comprehensive income/(loss), net of tax	36,795	19,568	(77,595)
Losses on remeasurement of defined benefit plans mainly include actuarial gains and losses arising during the period. These gains and losses are offset against the related net defined benefit liabilities.
The tax effect relating to other comprehensive income/(loss) are as follows:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

	For the years ended December 31,
	2016			2015			2014
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
(Losses)/Gains on remeasurement of defined benefit plans	(1,448)	(18)	(1,466)	898	(308)	590	(4,739)	1,061	(3,678)
Gains/(Losses) on cash flow hedging instruments	51,086	(16,943)	34,143	8,234	(2,600)	5,634	(148,341)	46,588	(101,753)
Exchange gains on translating foreign operations	4,118	—	4,118	13,344	—	13,344	27,836	—	27,836
Total other comprehensive income/(loss)	53,756	(16,961)	36,795	22,476	(2,908)	19,568	(125,244)	47,649	(77,595)
With the exception of dividends paid to non-controlling interests as described below, there were no transactions with non-controlling interests for the year ended December 31, 2016.

Transactions with non-controlling interests for the year ended December 31, 2015

Transactions with non-controlling interests for the year ended December 31, 2015 relate to the purchase of the remaining 10 percent of NCI of the subsidiary FFS from Aldasa GmbH. The purchase price for the FFS shares was €8,500 thousand (based on an independent valuation) and the carrying value of the 10 percent interest at the time of purchase was €5,898 thousand. In accordance with IAS 27, the difference of €2,602 thousand was recorded as a reduction to equity.

Transactions with non-controlling interests for the year ended December 31, 2014

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
Dividends declared

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

FICTS shareholders’ declared dividends to non-controlling interests of €79,369 thousand, representing the aggregate distributable profits at December 31, 2014. An amount of €15,050 thousand was paid to the non-controlling interests in 2014, €53,942 thousand in 2015 and €17,207 thousand in 2016. The remaining balance at December 31, 2016, equivalent to €1,603 thousand, has been recorded as other liabilities and will be paid in 2017. See Note 25.
Policies and processes for managing capital
The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.
22. EMPLOYEE BENEFITS
The Group’s provisions for employee benefits are as follows:

	At December 31,
	2016	2015
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	23,783	23,119
Pension plans	828	805
Total present value of defined benefit obligations	24,611	23,924

Other provisions for employees	66,413	54,449
Total provisions for employee benefits	91,024	78,373
Defined contribution plan
The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2016, 2015 and 2014 was €9,719 thousand, €2,990 thousand and €13,986 thousand, respectively.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Pension plans
Group companies, primarily in Germany sponsor non-contributory defined benefit pension plans, for which the Group meets the benefit payment obligation when it falls due. Benefits provided depends on the employee’s length of service and their salary in the final years leading up to retirement.
The expected benefit payments for the defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2017	1,537	46
2018	1,432	46
2019	1,469	47
2020	1,720	47
2021	1,957	47
Beyond 2021	7,615	4,095
Total	15,730	4,328
The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans		Total
	(€ thousand)
Amounts at December 31, 2014	25,837	10,492		36,329

Included in the consolidated income statement	82	72		154
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Financial assumptions	(383)	(155)		(538)
- Other	(583)	223		(360)
Other
Benefits paid	(1,825)	(3,739)	(1)	(5,564)
Settlement	—	(6,792)	(2)	(6,792)
Other changes	(9)	704		695
Amounts at December 31, 2015	23,119	805		23,924

Included in the consolidated income statement	391	(37)		354
Included in other comprehensive income/loss
Actuarial (gains)/losses from:
- Demographic assumptions	—	—		—
- Financial assumptions	1,580	232		1,812
Other
Benefits paid	(1,337)	(172)		(1,509)
Other changes	30	—		30
Amounts at December 31, 2016	23,783	828		24,611

(1) Includes €3,700 thousand related to the pension obligations paid for the former Chairman of FFS GmbH (at the time known as Ferrari Financial Services A.G.)

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

(2) Relates to settlement of over accruals for pension obligations for the former Chairman of FFS GmbH (at the time known as Ferrari Financial Services A.G.)

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2016			2015			2014
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	31	(41)	(10)	8	72	80	7	5,120	5,127
Interest expense	360	4	364	74	—	74	188	199	387
Total recognized in the consolidated income statement	391	(37)	354	82	72	154	195	5,319	5,514
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2016 is equal to 1.3 percent (1.6 percent in 2015 and 1.9 percent in 2014). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
The discount rates are used in measuring the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost. The Group selects these rates on the basis of the rate on return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2016 was equal to approximately 1.3 percent (1.6 percent 2015 and 2.1 percent in 2014). The average duration of the obligations is approximately 5 years.
Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	At December 31,
	2016		2015
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,909)	2,201	(1,675)	2,045
Total impact on defined benefit obligation	(1,909)	2,201	(1,675)	2,045
The above sensitivity analysis on TFR is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the defined benefit liability recognized in the statement of the financial position.
Other provisions for employees
Other provisions for employees consist of the expected future amounts payable to employees in connection with other remuneration schemes, which are not subject to actuarial valuation, including long-term bonus plans.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

At December 31, 2016, other provisions for employees comprised long term bonus benefits amounting to €64,432 thousand (€52,553 thousand at December 31, 2015), jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €1,905 thousand (€1,837 thousand at December 31, 2015), and other provisions for employees amounting to €76 thousand (€59 thousand at December 31, 2015). Interest expense on other provisions for employees amounted to €1 thousand for the year ended December 31, 2016 (€5 thousand and €13 thousand for the years ended December 31, 2015 and 2014, respectively).
23. PROVISIONS
Changes in provisions were as follows:

	At December 31, 2015	Additional provisions	Utilization	Translation differences and other	At December 31, 2016
	(€ thousand)
Warranty and recall campaigns provision	76,312	59,846	(13,922)	175	122,411
Legal proceedings and disputes	44,977	910	(1,484)	933	45,336
Other risks	20,558	21,662	(1,212)	6,472	47,480
Total provisions	141,847	82,418	(16,618)	7,580	215,227
Warranty and recall campaigns provision
The warranty and recall campaigns provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the car to the dealer.
The warranty and recall campaigns provision is estimated on the basis of the Group’s past experience and contractual terms, related costs are recognized within cost of sales.
Takata airbag inflator recalls
On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier.

In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to the Group, defective.

Although the Group was not aware of any confirmed incidents or warranty claims relating to such airbag inflators mounted in its cars or that the airbag inflators were not performing as designed, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, the Group initiated a global recall relating to certain cars produced between 2008 and 2011. Following a Third Amendment to the Coordinated Remedy Order (“ACRO”) published by NHTSA in December 2016 and an additional Takata DIR filed on January 3, 2017, the Group filed an additional DIR on January 10, 2017 to also include certain cars produced in 2012.

As a result of internal assessments, Ferrari decided to extend the recall campaign to include all cars produced in all model years based on priority groups and the timeline set by NHTSA.

As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €36,994 thousand was recognized within cost of sales in the year ended December 31, 2016. Such provision reflects the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.

Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relate to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2017, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group's financial condition or results of operations.

The utilization related to the reversal of accruals for legal proceedings and disputes resolved in 2016. Accruals to the provision for legal proceedings and disputes are recognized within other expenses/(income), net.

Other risks

The provision for other risks are related to disputes and matters which are not subject to legal proceeding including disputes with suppliers, distributors, employees and other parties. The additional provision in 2016 primarily relates to disputes with a distributor.
The following table sets forth total other risks recognized for the years ended December 31, 2016, 2015 and 2014.

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	4,499	3,847	5,088
Other expenses, net	14,559	4,111	8,589
Selling, general and administrative costs	2,604	8	1,317
Income tax expense	—	569	—
	21,662	8,535	14,994

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

24. DEBT

	Balance at December 31, 2015	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at December 31, 2016
	(€ thousand)
Borrowings from banks	2,245,144	10,041	(1,422,719)	4,977	(557)	836,886
Bond	—	490,729	—	6,885	—	497,614
Securitizations	—	527,124	(64,424)	257	22,713	485,670
Other debt	11,459	66,092	(50,245)	68	497	27,871
Financial liabilities with FCA	3,787	—	(3,744)	—	(43)	—
Total debt	2,260,390	1,093,986	(1,541,132)	12,187	22,610	1,848,041
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2016				2015
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Borrowings from banks	227,408	609,478	—	836,886	905,419	1,339,725	—	2,245,144
Bond	—	497,614	—	497,614	—	—	—	—
Securitizations	144,597	341,073	—	485,670	—	—	—	—
Other debt	27,871	—	—	27,871	10,203	1,256	—	11,459
Financial liabilities with FCA	—	—	—	—	3,787	—	—	3,787
Total Debt	399,876	1,448,165	—	1,848,041	919,409	1,340,981	—	2,260,390
Borrowings from banks
Borrowings from banks at December 31, 2016 were €836,886 thousand (€2,245,144 thousand at December 31, 2015) and included (i) €800,383 thousand (€1,495,725 thousand at December 31, 2015) relating to the Term Loan, and (ii) €36,503 thousand relating to other borrowings from banks (€250,432 thousand at December 31, 2015). Borrowings from banks at December 31, 2015 also included €498,987 thousand relating to the Bridge Loan, which was fully repaid in March 2016.

The following table details the interest rates of borrowings from banks:

	Currency	At December 31, 2016		Interest Rate
		Principal	Book Value
		(Currency thousand)	(€ thousand)
Term Loan	Euro	733,333	731,168	EURIBOR 3M + 80bps
Term Loan	U.S. Dollar	73,013	69,266	LIBOR 3M + 80bps
Other borrowings from banks	U.S. Dollar	25,000	23,745	LIBOR + 90bps
Other borrowings from banks	Euro	n.a.	12,707	Various
Total borrowings from banks			836,886

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by FFS Inc.

In March 2016, the Bridge Loan was subsequently fully repaid, primarily using the proceeds from the bond (see “Bond” below).

The Company made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016. Also in December 2016, the Company and FFS Inc. made mandatory scheduled payments of €92 million and $9 million, respectively.

At December 31, 2016 and 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

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

The Facility is unsecured and provides for mandatory prepayments, affirmative and negative covenants and events of default in a form customary for bank financings of investment grade borrowers in the European syndicated loan market. The Facility has no financial maintenance covenants. Mandatory prepayments are required, subject to certain exceptions, in the event of a change of control. Subject to various exceptions and qualifications, negative covenants include (i) limitations on the Company's ability to provide security for other financial indebtedness, (ii) restrictions on the financial indebtedness that the Company's subsidiaries may incur or have outstanding, and (iii) restrictions on the Company's ability to make certain disposals of assets. Events of default include (i) failure to make payments when due, (ii) other breaches under the Facility not remedied within a 30-day grace period, (iii) breaches of representations and warranties, (iv) attachment by creditors of, or distress, execution, sequestration or other process enforced upon, the whole or any material part of the Group’s assets, (v) cross-payment default or cross-acceleration with certain other financial indebtedness, (vi) cessation of business, (vii) seizure, nationalization or expropriation of material assets; or (viii) bankruptcy or other insolvency proceedings.

As of December 31, 2016 and 2015 the Company was in compliance with all covenants under the Facility.

The Facility is limited in recourse to the Company and the other members of the Group which borrow under the Facility.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €23,745 thousand (€91,975 thousand at December 31, 2015) relating to a $100 million U.S. Dollar denominated credit facility that was entered into on November 17, 2015, the proceeds of which were fully drawn down in 2015 and used to repay financial liabilities with FCA in the United States. The credit facility was renewed in December 2016 for an additional 12 months; (ii) €138,219 thousand at December 31, 2015 relating to a $150 million U.S. Dollar denominated credit facility that was fully repaid during 2016, primarily with funds from the leasing securitization program. The credit facility was fully drawn down at December 31, 2015. Other borrowings from banks also included €12,707 thousand at December 31, 2016 (€20,238 thousand at December 31, 2015) relating to various short and medium term credit facilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds together with additional cash held by the Company, were used to fully repay the €500,000 thousand Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2016 includes accrued interest of €5,938 thousand.

The notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2016, Ferrari was in compliance with the covenants of the notes.

Securitizations

In 2016 FFS Inc pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16th, 2016, the funding limit of the program was increased to US$275 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were primarily used to repay the $150 million U.S. Dollar denominated credit facility. The securitization agreement requires the maintenance of an interest rate cap.

Finally, on December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points. Proceeds from the first sale of financial receivables were $64 million and were primarily used to partially repay the $100 million U.S. Dollar denominated credit facility. The securitization agreement does not require an interest rate cap.

The total amount outstanding under the securitization programs at December 31, 2016 was €485,670 thousand.
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €19,411 thousand at December 31, 2016.
Other debt

Other debt mainly relates to Ferrari S.p.A. for the financing of investments in research and development.

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3,787 thousand at December 31, 2015).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2016	2015
	(€ thousand)
Deferred income	273,069	268,452
Advances and security deposits	229,975	194,364
Accrued expenses	61,403	76,514
Payables to personnel	36,843	17,145
Social security payables	18,559	18,950
Other	36,426	79,359
Total other liabilities	656,275	654,784
Deferred income primarily includes amounts received under the scheduled maintenance program of €155,121 thousand at December 31, 2016 and €135,957 thousand at December 31, 2015, which are deferred and recognized as net revenues over the length of the maintenance program term. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at December 31, 2016 and at December 31, 2015 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue. The increase in 2016 primarily related to advances received for the LaFerrari Aperta.
The classification ‘Other’ within other liabilities at December 31, 2016 includes €1,603 thousand related to dividends payable to the non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. Ltd. (€18,308 thousand at December 31, 2015).

An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2016				2015
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	309,864	4,913	7,026	321,803	289,694	12,512	7,612	309,818
26. TRADE PAYABLES
Trade payables of €614,888 thousand at December 31, 2016 (€507,499 thousand at December 31, 2015) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
27. FAIR VALUE MEASUREMENT
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016 and 2015:

		At December 31, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		457,784	—	—	457,784
Investments and other financial assets - Delta Topco option	17	—	11,967	—	11,967
Current financial assets	20	—	10,388	—	10,388
Total assets		457,784	22,355	—	480,139
Other financial liabilities	20	—	39,638	—	39,638
Total liabilities		—	39,638	—	39,638

		At December 31, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		182,753	—	—	182,753
Investments and other financial assets - Delta Topco option		—	—	10,858	10,858
Current financial assets	20	—	5,070	—	5,070
Total assets		182,753	5,070	10,858	198,681
Other financial liabilities	20	—	103,332	—	103,332
Total liabilities		—	103,332	—	103,332
The Delta Topco option was transferred from level 3 in 2015 to level 2 in 2016 in the fair value hierarchy following the sale of Delta Topco (a company belonging to the Formula 1 Group) to Liberty Media Corporation, which was completed on January 23, 2017. See Note 32. There were no other transfers between levels in fair value hierarchy in 2016 or 2015.
The fair value of current financial assets and other financial liabilities is related to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The fair value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

The following table provides a reconciliation from the opening balances to the closing balances for fair value measurements categorized in level 3 in 2015 and 2016:

	Other non- current securities	Other financial assets/(liabilities)
	(€ thousand)
At January 1, 2015	10,546	—
Gains/(losses) recognized in consolidated income statement	312	—
Gains/(losses) recognized in other comprehensive income	—	—
Issue/(settlement)	—	—
December 31, 2015	10,858	—
Gains/(losses) recognized in consolidated income statement	1,109	—
Gains/(losses) recognized in other comprehensive income	—	—
Issues/(settlements)	—	—
At December 31, 2016	11,967	—
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
The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2016		2015
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Deposits in FCA Group cash management pools	18	—	—	139,172	139,172
Receivables from financing activities		790,377	790,377	1,173,825	1,173,825
Client financing		758,679	758,679	1,115,661	1,115,661
Financial receivables from FCA Group companies	18	—	—	—	—
Factoring receivables	18	—	—	30,901	30,901
Dealer financing	18	31,698	31,698	27,263	27,263
Other	18	—	—	—	—
Total		790,377	790,377	1,312,997	1,312,997

Debt	24	1,848,041	1,849,000	2,260,390	2,259,878
28. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•
in November 2016, the Group finalized an agreement with FCA Bank to provide financial services in Europe. Under such agreement FCA Bank acquired from the Group a majority stake in FFS GmbH for a purchase price of €18,595 thousand, which the Group received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, the Group also received cash of €431,958 thousand.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). The former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International and Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2016			2015			2014
	Net revenues	Costs(1)	Net financial income/(expenses)	Net revenues	Costs(1)	Net financial income/(expenses)	Net revenues	Costs(1)	Net financial income/(expenses)
	(€ thousand)
FCA Group companies
Maserati	241,478	1,933	—	184,444	2,250	67	259,143	31,345	1,274
FCA US LLC	—	37,612	—	1,253	23,562	—	1,110	33,898	—
Magneti Marelli	1,735	29,663	—	1,397	29,746	—	1,190	24,233	—
Other FCA Group companies	5,472	9,163	(471)	7,412	42,768	(11,601)	5,198	38,706	2,793
Total FCA Group companies	248,685	78,371	(471)	194,506	98,326	(11,534)	266,641	128,182	4,067

Exor Group companies (excluding the FCA Group)
Exor Group companies	192	173	—	277	338	—	279	404	—

Other related parties
Poltrona Frau	—	—	—	—	—	—	98	20,115	—
COXA S.p.A.	121	7,096	—	174	7,561	—	279	8,774	—
HPE S.r.l.	—	6,447	—	11	5,518	—	—	3,461	—
Other related parties	1,950	24	—	1,024	6	—	—	120	—
Total other related parties	2,071	13,567	—	1,209	13,085	—	377	32,470	—
Total transactions with related parties	250,948	92,111	(471)	195,992	111,749	(11,534)	267,297	161,056	4,067
Total for the Group	3,105,084	1,899,433	(27,729)	2,854,369	1,848,467	(10,151)	2,762,360	1,832,059	8,765
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2016				2015
	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)
	(€ thousand)
FCA Group companies
Maserati	73,532	4,462	—	32,379	40,362	4,884	—	34,924
FCA US LLC	166	12,529	—	—	501	4,248	—	—
Magneti Marelli	1,739	6,702	—	—	1,007	6,169	—	—
Other FCA Group companies	257	3,291	1,439	12	377	5,399	3,668	122,743
Total FCA Group companies	75,694	26,984	1,439	32,391	42,247	20,700	3,668	157,667

Exor Group companies (excluding the FCA Group)
Exor Group companies	235	41	—	—	2	40	—	—

Other related parties
COXA S.p.A.	16	1,194	—	—	—	1,434	—	—
HPE S.r.l.	—	1,162	—	—	—	1,609	—	—
Other related parties	554	68	—	4	3,670	—	—	2,767
Total other related parties	570	2,424	—	4	3,670	3,043	—	2,767
Total transactions with related parties	76,499	29,449	1.439	32,395	45,919	23,783	3,668	160,434
Total for the Group	243,977	614,888	55,041	697,870	158,165	507,499	61,846	780,016
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2016				2015
	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt
	(€ thousand)
FCA Global Finance			861	—	139,172	—	1,188	3,787
Total transactions with related parties	—	—	861	—	139,172	—	1,188	3,787
Total for the Group	—	790,377	16,276	1,848,041	139,172	1,173,825	8,626	2,260,390

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Emoluments to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of Ferrari S.p.A. and the Directors of Ferrari N.V., for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Directors of Ferrari N.V.	8,617	243	—
Directors of Ferrari S.p.A.	—	2,904	20,676
Statutory auditors	105	105	164
Total emoluments	8,722	3,252	20,840
The aggregate compensation to Directors of Ferrari N.V. was €8,617 thousand for 2016 (€3,147 thousand in 2015 and €20,676 thousand in 2014, including Ferrari S.p.A.), inclusive of the following:

•	€2,827 thousand in 2016 (€2,372 thousand in 2015 and €4,132 thousand in 2014) for salary;

•	€290 thousand in 2016 (€775 thousand in 2015 and €1,517 thousand in 2014) as the Group’s contribution to defined benefit obligations and long-term bonus plans; and

•
€5,500 thousand in 2016 for compensation costs related to the retirement of the former CEO of the Group. An amount of €15,027 thousand was included in 2014 for compensation costs related to the resignation of the former Chairman of the Group. At December 31, 2014, the total payable to the former Chairman amounted to €22,083 thousand and included the amount due for the post employment benefit plan.

The aggregate compensation to key management in 2016 was €12,290 thousand (€16,364 thousand in 2015), of which €1,231 thousand related to long-term benefits (€280 thousand in 2015).
Non-Executive Directors' compensation
For the period from January 1 to April 14, 2016, Non-Executive Directors’ compensation amounted to €331 thousand and was fully settled in cash. Following the election of the Board of Directors at the Annual General Meeting of Shareholders on April 15, 2016, Non-Executive Directors have been given the option to receive the board retainer fee component of their Directors’ compensation in 50% cash and 50% Ferrari common shares, or alternatively, to receive 100% in Ferrari common shares. Non-Executive Directors’ compensation for the period from April 15, 2016 to December 31, 2016 amounted to €1,515 thousand, of which €1,110 thousand was settled in treasury shares in January 2017 and €405 thousand was settled in cash, also in January 2017. The amount settled in Ferrari common shares was accounted for as equity-settled share-based compensation and recognized as an increase to equity in 2016.

29. COMMITMENTS
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Future minimum purchase obligations under these arrangements at December 31, 2016 were as follows:

	At December 31, 2016
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	93,253	98,520	28,609	6,558	226,940
Operating lease agreements
The future aggregate minimum lease payments under non-cancellable operating leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2016
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under operating lease agreements	1,510	2,726	1,414	112	5,762
During 2016, the Group’s operating lease expenses amounted to €14,820 thousand (€19,162 thousand in 2015 and €14,881 thousand in 2014).
30. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	financial market risk (principally relating to foreign currency exchange rates, and to a much lesser extent, interest rates), as the Group operates internationally in different currencies.
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
The maximum credit risk to which the Group is theoretically exposed at December 31, 2016 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
Receivables from financing activities amounting to €790,377 thousand at December 31, 2016 (1,173,825 thousand at December 31,2015) are shown net of the allowance for doubtful accounts amounting to €11,556 thousand (€18,671 thousand at December 31, 2015). After considering the allowance for doubtful accounts, €41,594 thousand of receivables were overdue (€16,230 thousand at December 31, 2015). Therefore, overdue receivables represent a minor portion of receivables from financing activities.
In addition, of the total receivables from financing activities, €790,377 thousand(€1,170,891 thousand at December 31, 2015) relate to the financial services portfolio and such receivables are generally secured on the titles of cars or with other guarantees.
Trade receivables amounting to €243,977 thousand at December 31, 2016 (€158,165 thousand at December 31, 2015) are shown net of the allowance for doubtful accounts amounting to €19,174 thousand (€18,371 thousand at December 31, 2015). After considering the allowance for doubtful accounts, €18,567 thousand of receivables were overdue (€26,177 thousand at December 31, 2015).
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
Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 20 and 24. Details of the repayment of derivative financial instruments are provided in Note 20.
During 2015 the Group entered into a new revolving credit facility of €500 million which was entirely undrawn at December 31, 2015 and 2016. The Group believes that the funds currently available to it, in addition to those that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

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
The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2016, except for those arising on financial instruments measured at fair value, amounted to net income of €8,335 thousand (net income of €10,794 thousand and €15,663 thousand for the years ended December 31, 2015 and 2014, respectively).
The impact of foreign currency exchange rate differences arising from financial services companies, recognized under cost of sales, for the year ended December 31, 2016 amounted to net loss of €58,808 thousand (net income of €20,908 thousand in 2015 and net income of €14,575 in 2014).
The Group’s exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 the Group entered into a new Term Loan and Bridge Loan (the Bridge Facility being subsequently fully repaid in 2016) for a total amount of €2 billion which bear floating rates of interest. As at December 31, 2016 an amount of approximately €800 million was outstanding under the Term Loan. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
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

Risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Derivatives cannot be entered into for speculative purposes and counterparties to the agreements are major financial institutions.
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
Information on the fair value of derivative financial instruments held is provided in Note 20.
The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2016, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 57 percent of the Group’s turnover (53 percent in 2015).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and Mexico and other markets where the U.S. Dollar is the reference currency. In 2016, the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for about 60 percent (67 percent in 2015) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Pound Sterling, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Yuan and Hong Kong Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2016. It is the Group’s policy to use derivative financial instruments to hedge a certain percentage of the exposure, on average between 50 percent and 90 percent. Until 2014, some exposures were covered over a 24-month rolling period, and since 2015 such timeframe has been reduced to 12 months for all currencies. For firm commitments, the policy is to fully hedge the exposure.

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
There have been no substantial changes in 2016 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2016 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €128,753 thousand (€135,271 thousand at December 31, 2015). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Information on interest rate risk
The Group's exposure to interest rate risk, though less significant, arises from the need to fund financial operating activities and the necessity to deploy surplus funds. In addition, during 2015 the Group entered into a new Term Loan and Bridge Loan (the Bridge Loan being fully repaid in 2016) for a total amount of €2 billion which bear floating rates of interest. As at December 31, 2016 an amount of approximately €800 million was outstanding under the Term Loan. Changes in market interest rates may have the effect of either increasing or decreasing the Group's net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2016 and 2015

These financial market risks could significantly affect the Group's financial position and results of operations, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through operating and financing activities and if required, through the use of derivative financial instruments. The Company did not enter into any interest rate derivatives in the periods covered by the Consolidated Financial Statements, in relation to the Term Loan. However, the Group has entered into interest rate caps as required by certain of its securitization agreements.
The Group's most significant floating rate financial assets at December 31, 2016 were cash and cash equivalents and certain receivables from financing activities (mainly dealer financing and some client financing receivables) while the Group's debt generally bears floating rates of interest. At December 31, 2016, a 10 basis point decrease in interest rates on such floating rate financial assets and debt, with all other variables held constant, would have resulted in an increase in profit before taxes of €367 thousand on an annual basis (an increase of €1,204 thousand at December 31, 2015). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

31. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2016	2015	2014
	(€ thousand)
Italy	387,184	238,532	514,277
Rest of EMEA	1,314,788	1,209,916	1,113,823
Americas (1)	835,045	884,971	635,507
Greater China (2)	272,223	257,249	289,069
Rest of APAC (3)	295,844	263,701	209,684
Total net revenues	3,105,084	2,854,369	2,762,360
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America

(2)	Greater China includes China, Hong Kong and Taiwan

(3)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2016			2015
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	661,770	785,182	353,116	617,420	787,178	304,754
Rest of EMEA	2,430	—	—	2,779	—	1,691
Americas (1)	3,877	—	988	4,347	—	1,071
Greater China (2)	258	—	—	532	—	—
Rest of APAC (3)	948	—	290	1,052	—	294
Total	669,283	785,182	354,394	626,130	787,178	307,810
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America

(2)	Greater China includes China, Hong Kong and Taiwan

(3)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

32. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through March 3, 2017, which is the date the Consolidated Financial Statements were authorized for issuance.
On February 17, 2017, the Group announced that it has selected the 87th edition of the Geneva International Motor Show for the world premiere of the 812 Superfast, the Group's new 12-cylinder berlinetta. The 812 Superfast is the most powerful and fastest Ferrari in history and marks the official start of Ferrari’s 70th anniversary year.
On February 22, 2017, the Group received approximately $11.4 million in cash (including $2.7 million of previously undistributed dividends), 145 thousand Liberty Media shares and $911 thousand of Liberty Media exchangeable notes in relation to the Delta Topco option. The Group had previously exercised the Delta Topco option as a result of the sale of Delta Topco (a company belonging to the Formula 1 Group) to Liberty Media Corporation, which was completed on January 23, 2017.
On February 23, 2017, the Group and Luxottica Group announced that they have signed a multi-year licensing contract according to which Luxottica will develop, produce and market a range of eyewear branded Ferrari and Ray-Ban. The two companies also signed a multi-year renewal of a sponsorship agreement between Scuderia Ferrari and Luxottica for the Ray-Ban brand to appear on the Ferrari Formula 1 single-seater cars.
On February 24, 2017, the Group presented the new car for the 2017 Formula 1 World Championship through a live television broadcast.
On March 1, 2017, the Board of Directors approved a distribution to the holders of common shares of €0.635 per common share, corresponding to a total distribution to shareholders of approximately €120 million. The distribution remains subject to the adoption of the Company’s 2016 Annual Accounts at the Annual General Meeting of Shareholders to be held on April 14, 2017.