Form 20-F
period 2017-12-31
Ferrari N.V.
filed 2018-02-23
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-36085

Ferrari N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Via Abetone Inferiore n. 4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alessandro Gili
Tel. No.: +39 0536 949111
Facsimile No.: +39 0536 241494
Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares (par value of €0.01 each)	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 188,953,874 common shares, par value €0.01 per share, and 56,493,519 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant’s predecessor (formerly named New Business Netherlands N.V.) prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into FCA on October 12, 2014 (at which time Fiat Investments N.V. was named Fiat Chrysler Automobiles N.V. or FCA), or any one of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as summarized in “Note on Presentation” below.
See “Basis of Preparation of the Consolidated Financial Statements” below for additional information regarding the financial presentation.

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
Basis of Preparation of the Consolidated Financial Statements
As explained in Note 1 to the Consolidated Financial Statements and in “Item 4.A. History and Development of the Company”, on October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. Following the Separation Ferrari operates as an independent, publicly traded company.
The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015. The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in the Consolidated Financial Statements as though it had occurred effective January 1, 2015 using FCA’s basis of accounting, and (ii) the issuance of a note by the Company to FCA (the “FCA Note”), which has been reflected in the Consolidated Financial Statements only from the date in which it occurred.

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

I

At December 31, 2017, the fully paid up share capital of the Company amounted to €2,504 thousand, comprising common shares and special voting shares all with nominal value of €0.01 per share. At December 31, 2017, the Company had 188,953,874 common shares and 56,493,519 special voting shares issued and outstanding.

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

II

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	the challenges and costs of integrating hybrid technology more broadly into our car portfolio over time;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•
changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

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

•
changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;

III

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; and

•	other factors discussed elsewhere in this document.
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

(ii)
the audited consolidated income statement of the Company for the years ended December 31, 2014 and 2013 and the audited consolidated statement of financial position at December 31, 2015, 2014 and 2013;

This financial information has been prepared in accordance with IFRS.
For the purposes of the financial information set forth in this section, with the exception of the FCA Note and subsequent refinancing, which were reflected from the dates on which they occurred, the Restructuring has been retrospectively reflected as though it had occurred effective January 1, 2013.
The following information should be read in conjunction with “Note on Presentation,” “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this document. Historical results for any period are not necessarily indicative of results for any future period.
Consolidated Income Statement Data

	For the years ended December 31,
	2017	2016	2015	2014	2013
	(€ million, except per share data)
Net revenues	3,417	3,105	2,854	2,762	2,335
EBIT	775	595	444	389	364
Profit before taxes	746	567	434	398	366
Net profit	537	400	290	265	246
Net profit attributable to:
Owners of the parent	535	399	288	261	241
Non-controlling interests	2	1	2	4	5
Basic earnings per common share (€) (1)	2.83	2.11	1.52	1.38	1.27
Diluted earnings per common share (€) (1) (2)	2.82	2.11	1.52	1.38	1.27
Dividend paid per share (€)	—	—	—	—	—
Distribution paid per common share (€) (3) (4)	0.635	0.46	—	—	—
_____________________________

(1)	Retrospectively reflects the issuance of 188,923,499 common shares as if the Separation had occurred on January 1, 2013. See also Note 13 to the Consolidated Financial Statements.

(2)
In order to calculate the diluted earnings per common share for the year ended December 31, 2017, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement. In order to calculate the diluted earnings per common share for the year ended December 31, 2016, the weighted average numbers of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement. For the years ended December 31, 2015, 2014 and 2013 there were no potentially dilutive instruments. See Note 13 to the Consolidated Financial Statements for additional information.

(3)	Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €120 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

(4)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At December 31,
	2017	2016	2015	2014	2013
	(€ million, except shares issued)
Cash and cash equivalents	648	458	183	134	114
Deposits in FCA Group cash management pools (1)	—	—	139	942	684
Total assets	4,141	3,850	3,875	4,641	3,895
Debt	1,806	1,848	2,260	510	317
Total equity/(deficit) (2)	784	330	(19)	2,478	2,316
Equity/(Deficit) attributable to owners of the parent	779	325	(25)	2,470	2,290
Non-controlling interests	5	5	6	8	26
Share capital	3	3	4	4	4
Common shares issued (in thousands of shares) (3)	188,954	188,923	188,923	188,923	188,923
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

(2)	The deficit at December 31, 2015 is a result of the effects of the Restructuring. See “Consolidated Statement of Changes in Equity” to the Consolidated Financial Statements for additional details.

(3)
The number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2013.

Other Statistical Information

	For the years ended December 31,
	2017	2016	2015	2014	2013
Shipments (number of cars)	8,398	8,014	7,664	7,255	7,000
Average number of employees for the period	3,336	3,115	2,954	2,843	2,774
Exchange rates
These exchange rates are included for informational purposes only and may differ from the exchange rates used in the preparation of the Consolidated Financial Statements. For a description of the exchange rates used in the preparation of our Consolidated Financial Statements, please refer to section “Significant Accounting Policies” of the Consolidated Financial Statements included elsewhere in this document.

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S.$ per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Period	High	Low	Average	Period End
Year ended December 31, 2013	1.3816	1.2774	1.3281	1.3779
Year ended December 31, 2014	1.3927	1.2101	1.3210	1.2101
Year ended December 31, 2015	1.2015	1.0524	1.1032	1.0859
Year ended December 31, 2016	1.1516	1.0375	1.1072	1.0552
Year ended December 31, 2017	1.2041	1.0416	1.1298	1.2022
Year ended December 31, 2018 (through February 16, 2018)	1.2488	1.1922	1.2259	1.2442
The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this document.

Period	High	Low
September 2017	1.2041	1.1747
October 2017	1.1847	1.1580
November 2017	1.1936	1.1577
December 2017	1.2022	1.1725
January 2018	1.2488	1.1922
February 2018 (through February 16, 2018)	1.2482	1.2226
On February 16, 2018, the noon buying rate for U.S. Dollars was €1.00 = U.S.$ 1.2442.
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
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we renovate and expand our models range. For example, the gradual expansion of hybrid engine technology will also introduce a notable change in the overall driver experience compared to the combustion engine cars of our range models to date. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.
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
The prestige, identity, and appeal of the Ferrari brand depend in part on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our Sports and GT cars which also supports the appeal of other Ferrari-branded luxury goods. We have focused on restoring the success of our Formula 1 racing team as our most recent driver’s championship and constructors’ championship were in 2007 and 2008, respectively. We are focused on improving our racing results and restoring our historical position as the premier racing team. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.
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
Performance cars are characterized by leading-edge technology which is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, luxury performance cars will in the next few years begin to transition to hybrid technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of hybrid cars is costly and its long term success is uncertain”.
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
Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. We devote great efforts to the design of our cars and most of our current models are designed by Ferrari Design Centre, our in-

house design team. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.
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
Our low volume strategy may limit potential profits, and if volumes increase our brand exclusivity may be eroded.
A key to the appeal of the Ferrari brand and our marketing strategy is the aura of exclusivity and the sense of luxury which our brand conveys. A central facet to this exclusivity is the limited number of models and cars we produce and our strategy of maintaining our car waiting lists to reach the optimal combination of exclusivity and client service. Our low volume strategy is also an important factor in the prices that our clients are willing to pay for our cars. This focus on maintaining exclusivity limits our potential sales growth and profitability.
On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, and we increase our focus on GT cars.
In pursuit of our strategy, we may be unable to maintain the exclusivity of the Ferrari brand. If we are unable to balance brand exclusivity with increased production, we may erode the desirability and ultimately the consumer demand for our cars. As a result, if we are unable to increase car production meaningfully or introduce new car models without eroding the image of exclusivity in our brand we may be unable to significantly increase our revenues.
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
In addition the company that owns the Formula 1 business was recently acquired by new owners and it is uncertain whether and how the arrangements relating to the participation of Ferrari and the other teams competing in the championship may change in the future particularly in the period following the 2020 expiration of the current arrangements between racing teams and the operator of Formula 1. We are currently evaluating the terms and conditions under which we may continue to participate in the Formula 1 championship after the 2020 season and we cannot be certain that we or other racing teams will be successful in negotiating acceptable terms and conditions for continued participation. If we were to withdraw from Formula 1 this would affect our marketing and brand strategies and we currently are unable to predict the consequences on our business, financial condition and results of operations. See “Item 4.B. Business—Formula 1 Activities.” for a description of the change in ownership of Formula 1.
The small number of car models we produce and sell may result in greater volatility in our financial results.
We depend on the sales of our range and special series models and our limited edition supercar to generate our revenues. Our current product range consists of six range models (including three sports cars and three GT cars), one special series car and one limited edition supercar. While we anticipate expanding our car offerings, we expect that a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our “special series” and limited edition cars that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.
Engine production revenues are dependent on Maserati’s ability to sell its cars.
We produce V8 and V6 engines for Maserati. In particular, we have a multi-year arrangement with Maserati to provide V6 engines through 2020, which may be followed by further production runs in future periods. In 2017 we recorded net revenues of €302 million from the sales of engines to Maserati. While Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.
Our business is subject to changes in client preferences and trends in the automotive and luxury industry.
Our continued success depends in part on our ability to originate and define product and trends in the automotive and luxury industry, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of electric and hybrid technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our competitive position may suffer” and “The introduction of hybrid cars is costly and its long term success is uncertain”. If we misjudge the market for our products, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. We will encounter this risk, for example, if we decide to expand our range to include one or more luxury high performance utility vehicles. Furthermore this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.
Global economic conditions may adversely affect us.
Our sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods, which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars, which may affect our sales. Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our cars or their ability to meet their commitments to us.
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
We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. The EU economies in particular have suffered a prolonged period of slow growth since the 2008 financial crisis. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions, such as in the United Kingdom following the referendum to leave the European Union (see further “We may be adversely affected by the UK determination to leave the European Union (Brexit)”) create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies and any steps we may take to address such new policies may have an adverse effect on our business, financial condition and results of operations. In addition, a further economic slowdown or changes in the economic and political situation in the Middle East region may impact the demand for our products in that market, which may adversely impact our revenues in the relevant periods. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in emerging markets may adversely affect out business”.
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
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars, and new targets have been set in 2014 with more stringent emission targets applicable to the 2017-2021 period. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet, by 2021, alternative targets for our fleet of EU-registered vehicles.
In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average greenhouse gas (“GHG”) and fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. As a SVM that is able to demonstrate our operational independence from FCA, we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the 2017-2021 model years, which are aligned to our technical and economic capabilities. In September 2016 we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally and we proposed alternative CAFE standards for Model Years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for Model Years 2016, 2017 and 2018 instead, covering also the 2016 Model Year. NHTSA have not yet responded to our petition. We will need in the future to file with NHTSA a petition for 2019-2020 and 2021 model years. If our petitions are rejected, we will not be able to benefit from the more favorable CAFE standards levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards.

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
Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage IV fuel consumption regulation targets a national average fuel consumption of 5.0L/100km by 2020.
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different levels of stringency effective starting from 2020. Moreover autonomous Chinese regions and municipalities are allowed to implement these more stringent requirements in advance of 2020. If local Chinese regions and municipalities implement such requirements before 2020 this could lead us to revise our product development and production plans in China, incur significant costs and change marketing strategies in China, which may affect our profits.
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
In the future, the advent of self-driving technology may result in regulatory changes that we cannot predict but may include limitations or bans on human driving in specific areas. Similarly, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, as a result of progress in electric and hybrid technology. Any such future developments may adversely affect the demand for our cars and our business.
In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibilities for SVMs (less than 2,000 units/year imported in China) that achieve a certain minimum CAFC yearly improvement rate. Because our CAFC is expected to exceed the regulatory ceiling, we will be required to purchase NEV credits. There is no assurance that an adequate market for NEV credits will develop in China and if we are not able to secure sufficient NEV credits this may adversely affect our business in China.
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
Our growth depends on the continued success of our existing cars, as well as the successful design and introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop and launch successful new cars could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in others bringing new products and technology to market first, which could compromise our competitive position. As part of our growth strategy, we plan to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. For example, we are currently evaluating the development and launch of a luxury high performance utility vehicle. In addition, we will gradually expand the use of hybrid technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.
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

We plan to redesign our international network footprint and skill set. We also plan to open additional retail stores in international markets. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors. Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.
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
The introduction of hybrid cars is costly and its long term success is uncertain.
We intend to gradually introduce hybrid technology in both our sports and GT cars ranges. In accordance with our strategy, we believe hybrid technology will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent GT cars purchasers whom we are increasingly targeting.
While we have introduced hybrid technology in some models, such as LaFerrari and LaFerrari Aperta, the integration of such technology more broadly into our car portfolio over time may present challenges and costs. We expect to increase R&D spending in 2018 particularly on hybrid technology-related projects. Although we expect to price our future hybrid cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience, and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Other manufacturers of luxury sports cars may be more successful in implementing hybrid technology. Longer term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience, pure electric cars may become the prevalent technology for performance sports cars thereby displacing hybrid models. See also “If we are unable to keep up with advances in high performance car technology, our competitive position may suffer.”
Because hybrid technology is a core component of our strategy, if the introduction of hybrid cars proves too costly or is unsuccessful in the market, our business and results of operations could be materially adversely affected.
Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt.
As of December 31, 2017, our total consolidated debt was approximately €1,806 million (which includes our financial services), including €500 million aggregate principal amount of 1.500% notes due 2023, and €700 million aggregate principal amount of 0.250% notes due 2021, see Item 5.B. “Liquidity and Capital Resources”. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. The agreements governing our indebtedness do not prohibit the incurrence of additional indebtedness. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

We face competition in the luxury performance car industry.
We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars, our reputation for quality and the driving experience for our customers. If we are unable to compete successfully, our business, results of operations and financial condition could be adversely affected.
Developments in emerging markets may adversely affect our business.
We operate in a number of emerging markets, both directly and through our dealers and we have experienced increasing demand in China and other regions in Asia.
Our strategy contemplates expanding our sales in Asia, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, rising geopolitical tensions and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.
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
Maintaining and strengthening our position in these emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions may adversely us”.
 Our success depends largely on the ability of our current management team to operate and manage effectively.
Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Our management team particularly benefits from the leadership of our CEO and Chairman, Sergio Marchionne, who engineered the operating and financial turnaround of Fiat and Chrysler and the global expansion of FCA into the eighth largest automaker in the world (based on 2017 vehicle sales worldwide). Our employees, particularly in our production facilities in and around Maranello, Italy include many highly skilled engineers, technicians and artisans. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. We have developed a management succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.
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
We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner, our operations may be disrupted.
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
As with raw materials, we are also at risk of supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. In the future, we will also require a greater number of batteries and other components of hybrid engines as we introduce hybrid technology in our range model offering, and we expect producers of batteries will be called to increase the levels of supply as the shift to hybrid or electric technology gathers pace in the industry. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.
While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars. For example, Takata Corporation (“Takata”) is currently the principal supplier of the airbags installed in our cars. Defective airbags manufactured by Takata have led to widespread recalls by several automotive manufacturers starting in 2015, including us (see further “Car recalls may be costly and may harm our reputation”; see also Item 4.B. “Regulatory Matters - Vehicle Safety”. Takata filed for bankruptcy protection in Japan and the United States in June 2017. Failure by Takata to continue the supply of airbags may cause significant disruption to our operations.
In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, as was the case in 2012 following the earthquake in the Emilia Romagna region of Italy.
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
We assemble all of the cars that we sell and manufacture, and all of the engines we use in our cars and sell to Maserati, at our production facility in Maranello, Italy, where we also have our corporate headquarters. We manufacture all of our car chassis in a nearby facility in Modena, Italy. Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage or labor unrest. Alternatively, changes in law and regulation, including export, tax and employment laws and regulations, or economic conditions, including wage inflation, could make it uneconomic for us to continue manufacturing our cars in Italy. In the event that we were unable to continue production at either of these facilities or it became uneconomic for us to continue to do so, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet demand. Moving manufacturing to other locations may also affect the perception of our brand and car quality among our clients. Such a transfer would materially reduce our revenues and could require significant investment, which as a result could have a material adverse effect on our business, results of operations and financial condition.
Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for a day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may stop or delay production and shipment of our cars. As such damage from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.

Car sales depend in part on the availability of affordable financing.
In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. Recent pronouncements of governments and central banks point to a change in the policy environment that may lead to a gradual contraction of monetary policies in coming periods. To the extent that interest rates rise generally, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may choose not to, or may not be able to, obtain financing to purchase our cars.
We may not be able to provide adequate access to financing for our dealers and clients, and our financial services operations may be disrupted.
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

Furthermore, to help fund our retail and wholesale financing business, our financial services companies also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. For example, in 2016, Ferrari Financial Services Inc. carried out revolving securitizations raising an aggregate of $481 million of initial proceeds. At December 31, 2017, an amount of $667 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See Item 5.B. “Liquidity and Capital Resources”. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our wholesale financing business would become more difficult and expensive and our financial condition may be adversely affected.

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
We currently have multi-year agreements with licensing partners for various Ferrari-branded products in the sports, lifestyle and luxury retail segments. We also have multi-year agreements with franchising partners for our Ferrari stores and theme park. In the future, we may enter into additional licensing or franchising arrangements. Many of the risks associated with our own products also apply to our licensed products and franchised stores. In addition, there are unique problems that our licensing or franchising partners may experience, including risks associated with each licensing partner’s ability to obtain capital, manage its labor relations, maintain relationships with its suppliers, manage its credit and bankruptcy risks, and maintain client relationships. While we maintain significant control over the products produced for us by our licensing partners and the franchisees running our Ferrari stores and theme parks, any of the foregoing risks, or the inability of any of our licensing or franchising partners to execute on the expected design and quality of the licensed products, Ferrari stores and theme park, or otherwise exercise operational and financial control over its business, may result in loss of revenue and competitive harm to our operations in the product categories where we have entered into such licensing or franchising arrangements. While we select our licensing and franchising partners with care, any negative publicity surrounding such partners could have a negative effect on licensed products, the Ferrari stores and theme parks or the Ferrari brand. Further, while we believe that we could replace our existing licensing or franchising partners if required, our inability to do so for any period of time could materially adversely affect our revenues and harm our business.
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
We believe that we hold all the rights required for our business operations (including intellectual property rights and third-party licenses). However, we are exposed to potential claims from third parties alleging that we infringe their intellectual property rights, since many competitors and suppliers also submit patent applications for their inventions and secure patent protection or other intellectual property rights. If we are unsuccessful in defending against any such claim, we may be required to pay damages or comply with injunctions which may disrupt our operations. We may also as a result be forced to enter into royalty or licensing agreements on unfavorable terms or to redesign products to comply with third parties’ intellectual property rights.

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
We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in the course of 2015 and 2016, we issued a series of recalls relating to defective air bags manufactured by Takata and installed on certain of our models. Also in light of uncertainties in our ability to recover the recall costs from Takata, which filed for bankruptcy in June 2017, we have recorded a provision regarding this matter which amounted to €35 million as of December 31, 2017. For a description of these and other recent recalls , see “Item 4.B. Regulatory Matters—Vehicle Safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. Any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

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
Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we applied for, and currently hold, the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. The AEO certificate is subject to mandatory audit review by May 1, 2019 according to the new European Customs

Legislation and therefore we will need to implement all necessary organization changes in order to comply with the new requirements. If we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. For example, in the second half of 2016, the foreign exchange markets had been subject to a high degree of volatility and the U.S. dollar appreciated significantly against the Euro while the pound sterling depreciated significantly against both the U.S. dollar and the Euro. The U.S. dollar trend was partially reversed in 2017, and in the initial months of 2018 the U.S. dollar has continued to depreciate considerably against the Euro. If this U.S. dollar weakness persists or increases, we expect that it will adversely impact our revenues and results of operations in 2018. Changes in exchange rates between the Euro on the one hand and, on the other hand, the main foreign currencies in which we operate, also affect our revenues and results of operations. See “Item 5. “Operating and Financial Review, Trends, Uncertainties and Opportunities”.
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
Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect our results of operations. For example, the Chinese and Indian governments have recently imposed various measures intended to curb consumption of luxury goods, including, among other things, a tax specifically applicable to the purchase of luxury cars. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by the UK determination to leave the European Union (Brexit).

In a June 23, 2016, referendum, the United Kingdom voted to terminate the UK’s membership in the European Union (“Brexit”). As a result, negotiations are expected to take place to determine the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states in the EU. Any effect of Brexit is expected to depend on the agreements, if any, that may be negotiated between the UK and the EU with respect to reciprocal market access and custom arrangements, during any transitional period and more permanently. Failure to reach appropriate agreements could adversely affect European or worldwide economic or market conditions. Approximately 9% percent of our cars and spare parts net revenues in 2017 were generated in the UK and we do not have any other significant operations in the UK, therefore, we do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations and financial condition as customers may reduce or delay spending decisions on our products.
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
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, with the consequence that such cyber incidents may remain undetected for long periods of time. For any of these reasons, we may experience system malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. To an increasing extent, the functionality and controls of our cars depend on in-vehicle information technology. Furthermore, such technology is capable of storing an increasing amount of personal information belonging to our customers. Any unauthorized access to in-vehicle IT systems may compromise the car security or the privacy of our customers’ information and expose us to claims as well as reputational damage. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

Risks Related to our Common Shares

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.
The market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, a shareholder may be unable to sell their common shares at or above their purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares, include:

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
Exor N.V. (“Exor”) is our largest shareholder, holding approximately 23.5 percent of our outstanding common shares and approximately 33.4 percent of our voting power. Therefore, Exor has a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board of Directors, capital increases and amendments to our articles of association. In addition, Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10 percent of our outstanding common shares and approximately 15.4 percent of voting interest in us. As a result, he also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.
We may have potential conflicts of interest with FCA and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and FCA, our former largest shareholder prior to the Separation, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. Even after the Separation, overlaps remain among the directors and officers of us and FCA. For example, Mr. Sergio Marchionne, our Chairman and Chief Executive Officer, is the Chief Executive Officer of FCA. Mr. Marchionne and certain of our other directors and officers may also be directors or officers of FCA or Exor, our and FCA’s largest shareholder, including Mr. John Elkann, who is one of our Vice-Chairmen, the Chairman of FCA and the Chairman and Chief Executive Officer of Exor. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 23.5 percent of our outstanding common shares and approximately 33.4 percent of the voting power in us, while it holds approximately 29.2 percent of the outstanding common shares and approximately 43.1 percent of the voting power in FCA. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the FCA group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. Exor has approximately 23.5 percent of our outstanding common shares and a voting interest in Ferrari of approximately 33.4 percent. Piero Ferrari holds approximately 10 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, has approximately 15.4 percent of the voting power in our shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”
We are a Dutch public company with limited liability, and our shareholders may have rights different to those of shareholders of companies organized in the United States.
The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the United States. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the United States.
As a “foreign private issuer,” we are exempt from rules under the Securities Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
Our ability to pay dividends on our common shares may be limited and the level of future dividends is subject to change.
Our current dividend policy is set forth in “Item 8. Financial Information - Dividend policy”. Our payment of dividends on our common shares in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time it recommends approval of the dividend. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. In addition, under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares.
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
One step of our Separation from FCA included a demerger from FCA of our common shares previously held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we retain any liability for obligations of FCA existing at the time of the Separation. Nevertheless, in the event that FCA fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “Item 4.A. History and Development of the Company”.

Risks Related to Taxation
Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.
Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (“IRES”), regional trade tax (“IRAP”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.
Changes in tax laws or regulations or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have negative effects on our current business model and have a material adverse effect on our business, operating results and financial condition.
In order to reduce future potential disputes with tax authorities, we seek advance agreements with tax authorities on significant matters. In particular we filed a ruling application for advance pricing agreement (APA) on transfer pricing and a so called “interpello nuovi investimenti” (tax ruling on new investments) regarding tax credit on R&D expenses to confirm our interpretation and application of the law.
In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we will periodically be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of penalties and have a material adverse effect on our operating results, business and financial condition.
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
Shares of our stock would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder (as defined in “Item 10.E. Taxation—Material U.S. Federal Income Tax Consequences” below) if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
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
We currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian Tax regulations for R&D expenses (available until fiscal year 2021 according to current regulations) and for the investments on manufacturing equipment (available until fiscal year 2018 according to current regulations), which result in a significant tax saving. A change in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges.
Italian Law No. 190 of December 2014, as subsequently amended and supplemented (Finance Act 2015) introduced an optional patent box regime in the Italian tax system. The patent box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. The application of such patent box regime may reduce our tax expenses and we are currently seeking to avail ourselves of such regime. However, this exemption is subject to a mandatory ruling by the Italian tax authorities and the outcome of the ruling procedure is not certain. We have filed a ruling application, but we are currently awaiting a response from the Italian tax authorities. In the event of a negative response from the Italian tax authorities, we will not be able to benefit from such exemption.

Item 4. Information on the Company
A. History and Development of the Company
Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 with an indefinite duration. Our corporate seat (statutaire zetel) is in Amsterdam, the Netherlands, and our registered office and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Dutch Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111. The name and address of the Company’s agent in the United States is: Ferrari North America, Inc., 50 Sylvan Avenue, Englewood Cliffs, NJ 07632. Its telephone number is +1 (201) 816 2600.
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
In 1950, we began our participation in the Formula 1 World Championship, racing in the world’s second Grand Prix in Monaco, which makes Scuderia Ferrari the longest running Formula 1 team. We won our first Constructor World Title in 1952. Our success on the world’s tracks and roads extends beyond Formula 1, including victories in some of the most important car races such as the 24 Hours of Le Mans, the world’s oldest endurance automobile race, and the 24 Hours of Daytona.
The Fiat group acquired a 50 percent stake in Ferrari S.p.A. in 1969, which increased to 90 percent in 1988, after the death of Enzo Ferrari, with the remaining 10 percent held by Enzo Ferrari’s son, Piero Ferrari.
On October 29, 2014, FCA announced the intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation was completed on January 3, 2016 through a series of transactions which are summarized below. On October 19, 2015 we completed a restructuring intended to facilitate the initial public offering of our shares (the “IPO”) which resulted in the establishment of New Business Netherlands N.V., then renamed Ferrari N.V. (“Predecessor Ferrari”) as the holding company of the Ferrari group holding a 100 percent interest in Ferrari S.p.A. Predecessor Ferrari was originally established as a 100 percent owned subsidiary of FCA on May 24, 2013. As a result of the restructuring, immediately prior to the IPO, FCA held approximately 90 percent of Predecessor Ferrari common shares and special voting shares and Piero Ferrari, the son of our founder, held the remainder of Predecessor Ferrari common shares and special voting shares. As part of the restructuring, Predecessor Ferrari incurred debt in order to optimize the capital structure of Predecessor Ferrari as a public company through the issue by Predecessor Ferrari to FCA of a promissory note (the “FCA Note”).
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

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 229 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 164 authorized dealers operating 185 points of sale.
We believe our cars are the epitome of performance, luxury and styling. Our current product range consists of six range models, including three sports cars (488 GTB, 488 Spider and 812 Superfast) and three GT cars (GTC4Lusso, GTC4Lusso T and California T), one special series car (F12tdf) and one limited edition supercar (LaFerrari Aperta). We also produce very limited editions series (fuori serie) and one-off cars. The 812 Superfast was launched in February 2017 and the Ferrari Portofino, which is the successor of the California T (which is being phased out), was unveiled in September 2017 with shipments expected to begin in the second quarter of 2018. The LaFerrari Aperta was unveiled in September 2016 to celebrate our 70th anniversary in 2017.

In 2017, we shipped 8,398 cars and recorded net revenues of €3,417 million, EBIT of €775 million, net profit of €537 million, and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,036 million. For additional information regarding EBITDA, which is a non-GAAP measure, including a reconciliation of EBITDA to net profit, see “Item 5. Operating and Financial Review—Non-GAAP Financial Measures.”

We pursue a low volume production strategy whilst broadening our product portfolio to target a larger customer base in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, China, Hong Kong and Taiwan (on a combined basis) and Rest of APAC, representing respectively 44.5 percent, 33.5 percent, 7.3 percent and 14.7 percent of units shipped in 2017.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 18 Ferrari-owned stores and 30 franchised stores (including 8 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with over 350 million television viewers in 2017 (Source: FOM/Kantar Media 2017). Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

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
Source: Bain & Company
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

•
Data for the Luxury Performance Car Industry include all two door GT and Sports Cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Ford, Honda/Acura, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2017).

•
Data for the Luxury Performance Car Industry based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Thailand, China, Hong Kong, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association-DataClub; Hong Kong-Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation

The luxury performance car market has now exceeded pre-crisis levels. As shown in the chart above, our volumes in recent years have proven less volatile than our competitors. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

In 2017, our volumes in the largest 22 markets were substantially in line with 2016, primarily driven by contribution from our range models. We had a market share of 20 percent in the luxury performance car market; with a 22 percent of market share in the sports car segment and 16 percent of market share in the GT segment. The chart below sets forth our market shares in 2017 in our largest 22 markets by geographical area.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Ford, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•	Ferrari data based on the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 85% of the total Ferrari shipments in 2017).

•
Data for the Luxury Performance Car Industry based on units registered (Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Thailand, China, Hong Kong, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands- VWE; Spain- TRAFICO; Sweden-BranschData; Switzerland-ASTRA; China-China Automobile Industry Association-DataClub; Hong Kong-Hong Kong Motor Trader Association; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation.

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

In the sports car segment our products are the 488 GTB, 488 Spider, 812 Superfast and our latest special series, the F12tdf, and our principal competitors are Lamborghini (Huracán 4WD/2WD, Aventador, Aventador SV, in each case Coupé and Spider, and Huracán Performante), McLaren (570S/GT, 540C, 720S Coupé and Spider), Ford (GT), Honda (NSX), Porsche (911 Turbo, Turbo S, both Coupé and Spider), Mercedes (SL 63/65 AMG), Aston Martin (Vanquish and V12 Vantage/S, both Coupé and Spider), Audi (R8 V10 Coupé and Spider, R8V10 Plus and R8V10 RWS). In the GT segment our products are the California T, the Ferrari Portofino (the successor of the California T which is being phased out), the GTC4Lusso and the GTC4Lusso T models and our principal competitors are Rolls-Royce (Wraith and Dawn), Bentley (Continental GT/GTC, V12 and V8, Speed and S version, GT3-R and Supersports), Aston Martin (DB11 Coupé and Spider, V8 and V12) and Mercedes (S Coupé and Convertible 63/65 AMG, AMG ATC Coupé and Spider and AMG GTR).

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
Sports and GT Cars
Our current product range includes six range models and one special series, equipped with either eight or twelve cylinder engines and divided into two classes: Sports cars and GT cars. We target end clients seeking high performance cars with distinctive design and state of the art technology. Within these parameters, we offer different models to meet our clients’ varying needs and to differentiate our line-up from that of other manufacturers, ranging from the exceptional performance of our Sports cars to the luxury and drivability of our GT cars. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), body styles (such as coupes and spiders), and seating (2 seaters, 2+2 seaters and 4 seaters).
Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state of the art vehicle dynamics components and controls. In our sports car class, we offer three models: two of which are equipped with mid-rear V8 engines, namely the 488 GTB (with 670 hp) and the 488 Spider (with 670 hp); and one equipped with a front V12 engine, the 812 Superfast (with 800 hp). Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and quality of life on-board. In our GT class, we offer two models equipped with our V8 engine, the California T (with 560 hp) and the GTC4Lusso T (with 610 hp), the first Ferrari 4 seater equipped with a V8 turbo engine. We also offer one GT model equipped with our V12 engine, the GTC4Lusso (with 690 hp), our sport-luxury 4 seater and 4 wheel drive. The Ferrari Portofino (with 600 hp), the replacement of the California T, was unveiled in September 2017 and shipments are expected to begin in the second quarter of 2018.
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
In addition to our range models and special series described above, we also continue the longstanding Ferrari tradition of limited edition supercars, very limited series (fuori serie) and one-off cars. Our limited edition supercars, which we typically launch in seven to 10 year intervals, are the highest expression of Ferrari performance and are often the forerunners of technological innovations for the future range models, with innovative features and futuristic design. At the Mondial de l’Automobile 2016 show in Paris we introduced an open top version of the LaFerrari, LaFerrari Aperta, to celebrate the 70th anniversary of Ferrari in 2017. Our fuori serie cars can be based on range or special series mechanical components, but are characterized by important exterior body modifications resulting in an innovative product by concept or design. These exclusive cars are linked to specific events or celebrations, such as the F60 America (celebrating our 60th anniversary of sales in the United States) and the J50 (celebrating our 50th anniversary of sales in Japan). Our one-off cars are designed to meet the varying needs of our most loyal and discerning clients. They reflect the exact design and specifications required by our clients and are produced as a single, unique vehicle. (See “-Limited Edition Supercars, Fuori Serie and One-Offs”).

The table below sets forth our unit shipments for the years ended December 31, 2017, 2016 and 2015, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2017	%	2016	%	2015	%
EMEA
UK	843	10.0%	769	9.6%	740	9.7%
Germany	710	8.5%	675	8.4%	595	7.8%
Italy	417	5.0%	364	4.5%	285	3.7%
France	346	4.1%	306	3.8%	274	3.6%
Switzerland	339	4.0%	333	4.2%	340	4.4%
Middle East(1)	331	3.9%	439	5.5%	456	5.9%
Other EMEA(2)	751	9.0%	724	9.1%	661	8.6%
Total EMEA	3,737	44.5%	3,610	45.1%	3,351	43.7%
Americas(3)	2,811	33.5%	2,687	33.5%	2,640	34.4%
China, Hong Kong and Taiwan (on a combined basis)	617	7.3%	619	7.7%	610	8.0%
Rest of APAC(4)	1,233	14.7%	1,098	13.7%	1,063	13.9%
Total	8,398	100.0%	8,014	100.0%	7,664	100.0%
__________________________

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.

(2)	Rest of EMEA includes Africa and the other European markets not separately identified.

(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.

(4)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

The table below sets forth our unit shipments for the years ended December 31, 2017, 2016 and 2015, with a breakdown of Sports and GT cars:

(Number of cars)	For the years ended December 31,
	2017	2016	2015
Sports
V8(1)	4,845	4,221	3,534
V12(2)	998	1,152	1,169
Total Sports	5,843	5,373	4,703
GT
V8	1,619	2,247	2,638
V12	936	394	323
Total GT	2,555	2,641	2,961
Total	8,398	8,014	7,664
______________________________

(1)	Includes 458 Speciale and 458 Speciale A for 2015.

(2)	Includes the F12berlinetta for all periods presented, the LaFerrari until 2016, and from the third quarter of 2016 the LaFerrari Aperta.

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

Range Models and Special Series
Our products include the range models and special series described below. Our range models currently consist of six models, including three sports cars, the 488 GTB, the 488 Spider and the 812 Superfast, and three GT cars, the California T, the GTC4Lusso and the GTC4Lusso T. The Ferrari Portofino will replace the California T, with shipments expected to begin in the second quarter of 2018.
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
488 GTB
The 488 GTB is a two seater berlinetta with a 670 hp mid-rear mounted V8 engine. It was launched in March 2015, 40 years after we unveiled our first ever mid-rear-engined V8 model (the 308 GTB). The model’s exterior and interior design was developed entirely by Ferrari Design Centre. Its large signature air intake scallop evokes the original 308 GTB and is divided into two sections by a splitter. Designed for track-level performance, the 488 GTB can also provide enjoyment to non-professional drivers for everyday use. Accelerating from 0-200 km/h in only 8.3 seconds, its new 3902 cc V8 turbo engine is at the top of the class for power output, torque and response times. In the cabin, the seamless integration of the new satellite control clusters, angled air vents and instrument panel heightens the sense that the cockpit is completely tailored around the driver, leading to an extremely sporty yet comfortable ambiance. The 488 GTB has collected various accolades including: Autocar (UK) – 2015 ‘Best Driver’s Car’, Sport Auto (Germany) – 2015 Best Brands Awards – “Best Coupé over €150,000” and Middle East Car of the Year (MECOTY) – ‘Best Supercar 2015’.

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

812 Superfast

Unveiled at the Geneva Motor Show in 2017, the 812 Superfast is equipped with a 800 hp V12 engine. Built around highly evolved transaxle architecture and equipped with leading-edge components and controls, it boasts a striking design and aerodynamics as well as uniquely smooth handling. It ushers in a new generation of Ferrari 12-cylinders and we believe it is the new benchmark for mid-front-engined sports cars. This is a model that will deliver a riveting, rewarding driving experience on both road and track, thanks to its superb handling and ride comfort on longer trips. The 812 Superfast incorporates several innovations such as EPS (Electric Power Steering) for pure exhilarating fun, PCV system (Passo Corto Virtuale - four wheel steering system), an evolution of Side Slip Control (SSC) and innovative aerodynamics content.

F12tdf

The F12tdf was unveiled in October 2015 and has finished its limited series run in 2017. The F12tdf is our latest special series sports car (based on the F12berlinetta), which pays tribute to the Tour de France, the legendary endurance road race that Ferrari dominated in the 1950s and 1960s. Designed entirely in-house at Ferrari Design Centre, the F12tdf is a two seat coupe equipped with a 6262cc 65° V12 engine with a maximum power of 780 hp at 8,500 rpm. The F12tdf is the most powerful high performance Ferrari sports car ever built. Its engine’s sporty response is assured by a maximum torque of 705 Nm (up from 690 Nm) at 6,750 rpm with 80% of such force already available at 2,500 rpm. The F12tdf is equipped with a new Ferrari innovative rear-wheel steering system, known as the Virtual Short Wheelbase (or Passo Corto Virtuale), which together with wider front tires and other vehicle dynamic control systems provides the steering wheel response times and turn-in of a competition car while increasing stability at high speed. These factors combine to produce an outstanding acceleration: 0-100 km/h in 2.9 seconds and 0-200 km/h in 7.9 seconds.

California T
The California T, which is being phased out, followed the great success of our 2008 California model and is equipped with a 560 hp V8 turbo engine. Launched in 2014, it is the only GT car in the segment to combine a retractable hard top, rear seats and a ski passage to the spacious trunk. Its new turbocharged V8 engine comes with a variable boost management system. This makes it the only turbo engine in the world with close to no turbo lag. It also features a revised rear and interior design and a 15 percent reduction in fuel consumption compared to its predecessor. Its lines, penned by Ferrari Design Centre in collaboration with Pininfarina, were awarded the 2015 Red Dot Design Award. In January 2016, we announced the introduction of the Handling Speciale Package (“HSP”) on the California T. The HSP, designed to ensure increased performance, handling and response for a more sporty driving experience, was launched at the Geneva Motor Show in March 2016.

Ferrari Portofino

Unveiled in September 2017 at the Frankfurt Motorshow, the Ferrari Portofino is the successor of the California T in the Ferrari GT range. The model is set to lead its segment thanks to a combination of outright performance and versatility in addition to a level of driving pleasure and on-board comfort that we believe is unparalleled on the market. The car is 80 kg lighter than the California T thanks to the adoption of new components featuring innovative designs made possible by the use of advanced production techniques. This, combined with a 40 cv higher output than the California T, has resulted in a significant hike in performance and a corresponding drop in emissions. The Ferrari Portofino is capable of unleashing 600 cv and sprinting from 0 to 200 km/h in just 10.8 seconds. It combines the advantages of a retractable hard top, a roomy boot and generous cockpit space, complete with two rear seats suitable for short trips. The new car, which takes its name, Portofino, from the renowned village on the Italian Riviera, an eponym for stylish elegance, is a Ferrari designed to be driven every day delivering a unique Ferrari sound and superb driving pleasure even in day-to-day situations.

GTC4Lusso

Unveiled in February 2016, the GTC4Lusso is our latest four-seater four-wheel drive Grand Tourer model. Its name recalls historic Ferrari models, such as the 330GT 2+2 and the 250 GT Berlinetta Lusso, renowned for their combination of elegance and performance. The Ferrari Design-penned GTC4Lusso adds a further refinement to the shooting brake coupe style to produce a streamlined, tapered silhouette. The GTC4Lusso is equipped with a 6262cc 65° V12 engine with a maximum power of 690 hp, maximum speed of 335/Km/h and acceleration of 0-100 km/h in 3.4 seconds The Ferrari-patented integrated four wheel drive and steering system allows the driver to effortlessly handle the exceptional torque in a variety of road conditions. Shipments of the GTC4Lusso began in the third quarter of 2016.

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
Adding four-wheel steering and specific calibration of the dynamic control systems to the mix has produced an extremely agile and responsive car. Production of the GTC4Lusso T started in December 2016 and shipments started in the second quarter of 2017.
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

Tailor Made 70th Anniversary Collection
As part of activities to mark the 70th anniversary of the company, Ferrari Tailor Made, together with the designers of the Ferrari Design Center have put a modern twist on the stylistic features that distinguished 70 iconic Ferraris of the past interpreted in a contemporary way on five of our range models for a total of 350 special edition liveries. All the cars are distinguished by the commemorative logo of the 70th anniversary along with an ID plaque with the name of the model that inspired it. The project was unveiled at the Paris Motor Show in September 2016.
Limited Edition Supercars, Fuori Serie and One-Offs
In line with our tradition of supercars starting with the 288GTO in 1984 through to the Enzo in 2002 and the LaFerrari Aperta, our latest supercar which we launched in 2016, we also produce limited edition supercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuori serie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.

LaFerrari Aperta
LaFerrari Aperta is the open top version of the LaFerrari, the latest in our line of supercars. Like its coupé sibling, the LaFerrari Aperta is equipped with hybrid technology. Alongside its powerful rear-wheel drive layout V12 engine (which generates 800 hp), the hybrid system comprises two electric motors and a special battery consisting of cells developed by the Scuderia Ferrari where the F138 KERS technology was pioneered. Because the battery generates an additional 163 hp, LaFerrari Aperta has a combined total of 963 hp. LaFerrari Aperta’s HY-KERS system is designed to achieve seamless integration and rapid communication between the V12 and electric motor, thus blending extreme performance with maximum efficiency. Thanks to the hybrid technology, LaFerrari Aperta generates almost 50 percent more horsepower than the Enzo, its predecessor, and 220 hp more than the F12, our most powerful car to date. Production and shipments started in the third quarter of 2016 and are expected to end in 2018.

Ferrari J50

The J50 is a two-seater, mid-rear-engined roadster that marks a return to the targa body style evocative of several well-loved Ferrari road cars of the 1970s and 1980s. It was introduced during a celebration held at the National Art Center in Tokyo to commemorate the 50th anniversary of Ferrari in Japan in December 2016. Designed by the Ferrari Styling Centre team in Maranello, just 10 examples of the J50 will be built and, in the spirit of Ferrari’s fuori serie tradition, each one will be tailored specifically to the customer’s requirements. Based on the 488 Spider, the J50 is powered by a specific 690 cv version of the 3.9-liter V8 that won the overall International Engine of the Year Award this year. The bodywork is all new and heralds a radical and futuristic design language, with a highly distinctive personality that suits the tastes of a clientele seeking the utmost in innovative styling. Production started during 2017 and all deliveries will take place in 2018.
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

Non-Registered Racing Cars
Based on our Sports and GT cars, we also develop and manufacture special racing cars. These cars are not registered for use on the road and may only be used on track in competitive and non-competitive race events. This activity is managed by the Attività Sportive GT Department which includes: Competizioni GT (taking care of the GT racing) and Corse Clienti (taking care of the Ferrari Challenge one-make series, The Corso Pilota driving courses, the XX Programmes and the F1 Clienti activity).

488 GTR/GTLM and 488 GT3/GTD

Ferrari
PRO
ANSYS
HUBLOT
SMP RACING
MICHELIN
V-Power
HUBLOT
ANSYS
SMP RACING
V-Power

They are sold to clients and private teams as racing cars specifically developed for professional racing with the aim to compete in the FIA World Endurance Championship, in several GT International series and also historical races like Daytona 24 Hours, Le Mans 24 Hours.
In 2016, its first year of competition, the 488 GTE won the FIA World Cup for GT Manufacturers and the 488 GT3 special car won several other competitions such as the GTD class of the IMSA SportsCar Championship and the GT class of the Asian Le Mans Series.
In 2017, the 488 GTE was even more successful gaining the FIA World Title for GT Manufacturers, the Drivers Title and Team Cup and the European Le Mans Series. The 488 GT3/D also doubled the victory, winning once again the IMSA SportsCar Championship.
XX Programme

Since 2005, we have been operating our XX Programme, a non-competitive “owner-test drivers” program organized at some of the best known race tracks in Europe, Asia and North America. Through the XX Programme, we test advanced solutions and technological innovations by providing a select group of clients the opportunity to drive cars enhanced with superior power and performance characteristics. As part of this program, we have developed the FXX K, based on LaFerrari, shipments of which started in the second quarter of 2015. Although conceived as a track-only model, the FXX K was specially styled by Ferrari Design Centre working closely with the aerodynamics engineers. The FXX K received the Red Dot “Best of the Best” Design Award in 2015, one of the most recognized design awards in the world. The FXX K Evo was launched in October 2017 at the Finali Mondiali in Mugello.

F1 Clienti

vodafone
vodafone
vodafone
BRIDGESTONE
POTENZA
BBS

Introduced in 2003, the F1 Clienti program allows a limited number of exclusive Ferrari lovers to both purchase previously-used Scuderia Ferrari Formula 1 cars and experience them in full. Formula 1 cars that we sell as part of this program include recent cars of the 21st century, such as those driven by Kimi Raikkonen and Felipe Massa, and cars from decades ago, such as the 412 T2 of 1995, the last Formula 1 car to be powered by a 12-cylinder engine which is now back on the racetrack thanks to F1 Clienti.

Owners can focus exclusively on the driving experience, while the F1 Clienti program can arrange for the cars to be kept at Maranello for safekeeping, where F1 technicians and mechanics perform regular maintenance of the cars. The F1 Clienti program includes a series of events throughout the year that enable customers to experience the pleasure of driving on prestigious tracks in front of a live crowd.

Ferrari Challenge Trofeo Pirelli - 488 Challenge

Ferrari Challenge is the biggest one-make series in the world. The series was established in 1993 and the events are FIA approved, thus ensuring very high safety standards and dependable organization. The championship was an immediate success: the formula for the event ensures that cars are very closely matched, thus putting the focus on the drivers. There are three series: Europe, which is the oldest, North America and Asia-Pacific.

The 488 Challenge marks the 25th anniversary of the Ferrari Challenge and was launched in December 2016 at the Finali Mondiali in Daytona. The 488 Challenge is the first equipped with a turbo engine to get on track in the Ferrari one-make series. It is the most powerful car in the Challenge history thanks to 670 hp from the V8 3.9-liter engine derived from the 488 GTB. Ferrari’s patented Slip Slip Angle Control software is installed for the first time on a Challenge car, improving the longitudinal acceleration through bends by 4.2 percent. Production started in 2017.

Corso Pilota Driving Courses

Initiated in 1993, Corso Pilota driving courses enable Ferrari customers to experience and appreciate the full formidable performance of the Ferrari models in a safe environment. It provides an opportunity to attend various, increasingly technical and complex courses that begin with the Sport, Advance, and Evolution levels, and culminate with the Challenge course. Led by professional instructors with years of Ferrari driving experience, the courses are designed to progressively develop participants’ driving style and skills so that they will obtain sufficient mastery to compete safely in real Challenge Championship races. The selection and preparation of the Ferrari cars used for the courses is of fundamental importance and the current fleet consists of 488 GTB, 812 Superfast and 488 Challenge models.

Sales and After-Sales
Our commercial team, which includes 234 employees at December 31, 2017, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) China, Hong Kong and Taiwan (on a combined basis), and (iv) Rest of APAC (which includes the rest of Asia and Oceania).
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. The dealer assessment and selection process may cause a variation of the number of dealers from time to time. Following our decision to terminate the distributor in Hong Kong in 2016, we now import cars into Hong Kong directly and have appointed a new dealer which became fully operational during the third quarter of 2017. Moreover, we decided to establish a fully-owned subsidiary aimed to be closer to the market and enhance the brand visibility in this market. At December 31, 2017, our network comprised 164 dealers operating 185 points of sale.
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
The chart below sets forth the geographic distribution of our 185 points of sale at December 31, 2017:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.2 percent of sales, and our 15 largest dealers representing 21.7 percent of sales.
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
After Sales
Dealers provide after sales services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 231 facilities worldwide. After sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.
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
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long term relationships with our clients, which is key to our success. In 2017, more than 65 percent of our new cars were sold to Ferrari owners.
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
During 2017, to celebrate our 70th anniversary, over 60 nations hosted Ferrari events crafted to treat clients and enthusiasts to a string of unique experiences as part of the “Driven by Emotion” concept. Thus March 12, 2017 marked the start of the anniversary events, with Australasia opening the program.
The anniversary celebrations were flanked by many initiatives paying homage to the Cavallino Rampante heritage, not least two exclusive tours through Tuscany: the Cavalcade Classiche in May devoted to the cars that have made the history of Ferrari, and the 250 GTO rally, dedicated to one of the best known and admired Ferraris of all time.
On September 7 and 8, moreover, clients were invited to a two day World Premiere of the Ferrari Portofino, the new GT convertible with a 600 hp V8 engine, at the famous former fishing village whose name it bears.
The festivities for the 70th anniversary culminated in Maranello on the weekend of September 9 and 10, when Ferrari hosted over 4,000 clients and almost 1,000 cars from all over the world at its Fiorano track.
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
Ferrari Classiche
The Ferrari Classiche department aims to provide Ferrari customers with a point of reference for managing their historic Ferrari vehicles with the objective of keeping as many of these classic cars on the road as possible. Services include the certification of the authenticity of classic Ferrari cars and vehicles of particular historical relevance, the management of Ferrari restoration and repair activities, as well as the management of Ferrari spare parts, including when these are no longer available on the market. The department also provides advice on repair operations carried out on Ferrari Classiche cars within its network.

Ferrari Classiche aims to create a platform of information and technical expertise to preserve and enhance over time the awareness and value of Ferrari’s heritage and brand. We view the surviving Ferrari vehicles of historical value as the tangible legacy and incarnation of our brand. The Ferrari Classiche department also supports and encourages the direct participation of clients in strategic historical events.
The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are restored and repaired. In addition, in order to provide an enhanced service to owners away from the proximity of the main workshop in Maranello, starting in 2017 Ferrari Classiche has authorized a new service network with 48 new “Officina Ferrari Classiche” workshops, primarily for vehicle repairs and the certifications’ inspections or revalidation, and the network is expected to expand in future periods.
The originality of the car with respect to the initial specifications is checked via a technical inspection, performed either at the Ferrari Classiche facility in Maranello or at an authorized Officina Ferrari Classiche, and benefits from a comprehensive archive containing drawings of each of the individual chassis details of historical components. Based on the evidence gathered during this inspection, the car is then presented to an expert committee, chaired by the founder’s son, Piero Ferrari, for the certification. In recent years, Ferrari has certified approximately 400 cars each year.
At the Maranello workshop, Ferrari Classiche carries out approximately 10 full restorations every year, along with 20 partial restorations. We use either original components and spare parts or replicas manufactured in accordance with the original specifications, and our restoration service offers our clients the opportunity to reinstate any classic Ferrari to its original pristine conditions.
Formula 1 Activities
Participation in the Formula 1 World Championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our Sports and GT cars. The Formula 1 World Championship is the pinnacle of motorsports with over 350 million television viewers in 2017 (Source: FOM/Kantar Media 2017), which make it one of the most watched annual sport series in the world.
Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics, While Europe is the sport’s traditional base, Formula 1’s reach has expanded significantly and an increasing number of Grand Prix are held in non-European countries, such as China, Bahrain, United Arab Emirates, Singapore, Australia, Brazil, Canada, Japan, Mexico and the United States. This provides participants in the Formula 1 World Championship exceptional visibility on the world stage, and coverage now extends well beyond the range of conventional media with growing exposure on social networks.
Scuderia Ferrari has been racing in the Formula 1 World Championship since the series launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 229 Grand Prix wins. Throughout our racing history, we have won 15 drivers’ championships and 16 constructors championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red single-seaters including Alberto Ascari, Juan-Manuel Fangio, Niki Lauda, Gilles Villeneuve, Alain Prost and Michael Schumacher. Our drivers’ line-up currently comprises four-time World Champion Sebastian Vettel, who joined Ferrari at the beginning of 2015, and Kimi Raikkonen, now in his second term with the Scuderia Ferrari, for which he won the World Drivers title in 2007. Together, the two drivers have won a total of 67 Grands Prix.
The 2017 Formula 1 season was our most successful in the last seven years, with our team achieving five Grands Prix victories and five pole positions. In the Constructors’ Championship we achieved our best result since the current point system was implemented in 2010. Reorganization of the team and continuous research are part of an ongoing process aimed at further improving team performance in the future.
Participation in the Formula 1 World Championship is regulated by bilateral Team Agreements entered into between Formula 1 World Championship Limited (FOWC), the Formula 1’s commercial rights holder, and each competing Formula 1 racing team (including Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motor sport’s governing body.
On January 23, 2017, Liberty Media Corporation completed the acquisition of all the shares of Delta Topco Limited, the holding company of FOWC. The bilateral Team Agreements will remain unaffected by the change of control. As a consequence of the change of control, Ferrari exercised the options it was granted pursuant to the Team Agreement and in February 2017 received approximately $11.4 million in cash (including $2.7 million of previously undistributed dividends), 145 thousand

Liberty Media Corporation shares (“Liberty Shares”) and $911 thousand of Liberty Media exchangeable notes. The Liberty Media exchangeable notes were subsequently converted to Liberty Media shares in November 2017.

The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA regulations regulate how the cars are manufactured and how the teams compete in races and include technical regulations governing aspects ranging from tires, weight to ignition, fueling and throttle requirements, and sporting regulations covering scoring and racing procedures. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular, television broadcasting royalties and other sources, such as racetrack owners’ fees. Shares in a prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing a set of single-seaters each year and the costs associated with managing a racing team including earnings of drivers, who generally are among the most highly paid athletes in the world. The terms under which racing teams may continue to participate in racing seasons following expiration of the current Team Agreements in 2020 are under discussion with the new owners of Formula 1 business. See “Risk Factors - Our revenues from Formula 1 activities may decline and our related expenses may grow.”
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
The high brand visibility we achieve through participation in the Formula 1 World Championship has historically enabled us to benefit from significant sponsorships. Philip Morris International has been Scuderia Ferrari’s official sponsor for over forty years and, together with Shell (our official sponsor since 1996) remain our principal official sponsors. Banco Santander was also one of our official sponsors from 2008 until the end of 2017. Other official sponsors include Alfa Romeo, UPS, Kaspersky lab, Weichai, Hublot and Ray-Ban. Our official suppliers include, among others, Pirelli, Puma, Ray-Ban, IVECO, Mahle, NGK, Magneti Marelli and OMR. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to mention Ferrari in their marketing materials.
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
The Mugello Circuit
We acquired the international Mugello circuit in Scarperia, near Florence, in 1988. We have renovated its buildings, 5.2 km race track and other testing and racing facilities, making Mugello what we believe to be one of the world’s finest circuits of its type, with FIA Grade 1 and FIM Grade A certifications, the highest level of homologation for a racetrack.

We promote the Mugello circuit to event organizers who regularly rent the circuit to host leading car and motorbike races, including the MotoGP World Championship since 1992. In 2017, almost 93,000 people attended the MotoGP World Championship at Mugello, a great attendance for the show.
In 2011, the Mugello circuit won its fifth “Best Grand Prix” award, the highest honor given by the motor sport world for MotoGP organizers. The Mugello circuit is the only track race to have received this award five times.
Brand Activities
Ferrari is one of the world’s leading luxury brands. We engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed stores, licensed theme parks and the development of a line of apparel and accessories sold exclusively in our monobrand stores and on our website www.store.ferrari.com.
Ferrari owns and manages two museums, one in Maranello and one in Modena, which attracted more than 530,000 visitors in 2017.
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
The table below sets forth our current licensing mix.

Category	Principal Licensees
Accessories	o Luxottica (sunglasses) o Tod’s (shoes and leather goods)
Consumer electronics	o Various
Fragrances	o Perfume Holding
Sportswear	o Puma
Theme Parks	o Ferrari World, Abu Dhabi o Ferrari Land, Port Aventura
Toys	o Bburago (play-set) o Lego (Lego toys)
Video games	o Electronic Arts o Microsoft o Sony Polyphony o Ubisoft
Watches	o Hublot (co-branded high-luxury watches) o Movado (Scuderia Ferrari Watches)
Other (including collectors’ models, kid apparels, and accessories, stationary and credit cards)	o Various
A significant portion of our revenues from licensing activities consists of royalties we receive in connection with Ferrari World, our theme park in Abu Dhabi (13 percent of royalties generated by licensing activities). Ferrari World opened on Yas Island, on the North East side of Abu Dhabi’s mainland, in 2010. Ferrari World’s iconic sleek red roof is directly inspired by the classic double curve side profile of the Ferrari GT body, spanning 200,000 square meters and carrying the largest Ferrari logo ever created. Ferrari World Abu Dhabi offers an all-around Ferrari experience to children and adults alike. The attractions include futuristic 4D rides such as the child-friendly Speed of Magic and the world’s fastest roller-coaster, Formula Rossa, which reaches speeds of 240 km/h and simulates the breathtaking adrenaline rush of a Ferrari single-seater. New attractions like the roller-coaster Flying Aces, the children’s ride Benno’s Great Race and the Turbo Track vertical climbing accelerator have been opened in 2016 and 2017.

Our second theme park, Ferrari Land Portaventura, opened in April 2017 near Barcelona, and includes Red Force, the tallest and fastest roller-coaster in Europe. In the long-term we aim to open one theme park in each of the main geographic areas where we operate, including North America and Asia.
Retail and E-Commerce
Through our network of stores (franchised or directly managed), we offer a wide range of Scuderia Ferrari branded products, including a line of apparel and accessories exclusively sold in our stores and on our website. All products sold in our stores and on our website are either directly sourced from our selected network of suppliers or manufactured by our licensees.
At December 31, 2017, there were a total of 48 retail Ferrari stores, including those in Maranello, Milan, Rome, Macau, New York, Miami, Los Angeles, Johannesburg, Dubai and Abu Dhabi, of which 30 franchised stores (including 8 Ferrari Store Junior) and 18 stores owned and operated by us.
We require all franchisees to operate our monobrand stores according to our standards. Stores are designed, decorated, furnished and stocked according to our directions and specifications.
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
In recent years, e-commerce has proved to be an increasingly valuable sales channel, with over 490,000 registered users in more than 190 countries and translations in seven languages.
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
For the design of our cars we have relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and especially Pininfarina. The privileged partnership with Pininfarina, spanning over six decades, has helped define Ferrari’s design language and has established Ferrari at the forefront of design advance and excellence. Throughout the years this has been recognized repeatedly by a long series of awards being bestowed upon Ferrari road cars.
In 2010 we established the Ferrari Design Centre, our in-house design department, in order to improve our control over the design process and ensure long-term continuity of the Ferrari style. Its mission is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works from Ferrari Design Centre (see “-Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the GT and Sports car range special editions, limited editions, one-off models, concept cars and some track-only models. Ferrari Design also includes a color & trim team which handles the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the product marketing department. Ferrari Design is also regularly involved with the styling and conceptual definition of Ferrari branded products produced by our licensees (see “Brand Activities”).
The department is organized as an integrated automotive design studio, employing a total workforce of approximately 90 people (both full-time workers and external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.
Ferrari Design Centre entirely designed our most recent cars, such as the FXX K Evo, the Ferrari Portofino, the 812 Superfast, and also the GTC4Lusso, the GTC4Lusso T, the F12tdf, the 488 Spider, the 488 GTB, the 488 Challenge, the FXX K, the LaFerrari, the LaFerrari Aperta and the limited-series J50, while it designed other current range models, such as the F12berlinetta, in collaboration with Pininfarina. Although our collaboration with Pininfarina is still active with regard to certain special models and fuori serie, we expect that the design and development of most of our future models will be carried out primarily by Ferrari Design Centre.
During the 8 years of activity of the Ferrari Design Centre, our cars have been granted several renowned design awards, including, among the most recent:

•	812 Superfast: Chicago Good Design Award (2017)

•	J50: Red Dot Best of the Best (2017); Chicago Good Design Award (2017)

•	LaFerrari Aperta: Honourable Mention - Sport, Performance and Innovation, International Compasso d’Oro Award (2017); Red Dot Design Award (2017)

•	GTC4Lusso: iF Gold Design Award (2017); Red Dot Design Award (2017); Most Beautiful Supercar of the Year - International Automobile Festival Paris (2017); Chicago Good Design Award (2017)

•	458 MM Speciale: iF Design Award (2017); Red Dot Design Award (2017)

•	488 GTB: Red Dot Best of the Best (2016); iF Design Award (2016)

•	488 Spider: iF Design Award (2016); Autonis Design Award (Auto Motor und Sport, D) - Beste Design - Neuheit: Cabrios (2016); Chicago Good Design Award (2016)

•	F12tdf: Chicago Good Design Award (2016)

•	FXX K: Red Dot Best of the Best (2015), iF Gold Award (2016); Compasso d’Oro ADI (2016)

•	LaFerrari: Red Dot Design Award (2015); Best Cars - Coupé Category, Motor Presse Iberia Design of the Year (2015)

•	California T: Red Dot Design Award (2015)

The new Ferrari Design Centre will be completed in Maranello in the first half of 2018. Sitting at the heart of the industrial complex, the new facility will cover more than 5,600 square meters distributed over four levels housing the main design office, a fully-equipped model making studio and a vast indoor/outdoor presentation space on the top floor. Additionally, the new building will host the Atelier and Tailor Made department to engage clients with Ferrari’s rich personalization services.

The architectural concept of the building aims to reflect the symbolic value of Ferrari’s advanced design process, drawing upon the interaction between digital technologies and the best Italian handmade craftsmanship tradition.

Product Development
Our product development process is highly structured with the aim of allowing us to respond quickly to market demand and technological breakthroughs and to maintain our position at the top end of the market for car performance and luxury. Our technology team is comprised of approximately 750 engineers and technicians at December 31, 2017. All of our cars are designed and engineered in Italy, at our factories in Maranello and Modena (Carrozzeria Scaglietti).
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
Until 2017, we applied a development cycle for our range models which included “modified” or “M” models that incorporated certain elements of their predecessor models with relevant modifications not only for aesthetic updates but also for key technological improvements. As a result of the progressive implementation of a broadened and hybridized product portfolio we are converging our models into common platforms that will provide additional flexibility to manage propulsion systems and their subsequent evolution and will be aimed at targeting multiple elements such as weight reduction, increased performance, contents and technological adaptations in connection with market regulations.
We also run specific programs for our most critical components, independently from the development of new car models. This is the case of our engines, which we manufacture according to cycle milestones not necessarily connected with the release of a new car model. We have also been producing engines exclusively for Maserati. In 2011 we started the production of the F160 3.0-liter V6 Turbo, and since 2016 we also produce the F161 V6. In 2017, we produced approximately 46,000 engines for Maserati. (See “—Manufacturing of Engines for Maserati”). Many of our components, such as those relating to transmission, power steering, navigation systems and the instrument cluster, are co-designed by us and our suppliers based on our specifications.
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
For the year ended December 31, 2017, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than ten percent of our total procurement costs.

We recognize the contribution of our suppliers to our success through various initiatives, including “Key Innovation Partners”, events devoted to Ferrari’s suppliers who displayed particular excellence or innovative flair.

Production Process
Our production facilities are located in Maranello and in Modena, Italy (see “Item 4.D. Property, Plant, and Equipment”). Our production processes include supply chain management, production and distribution logistics of cars in our range models and special series, as well as assembly of prototypes and avanseries.
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
Most of the manufacturing process takes place in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly, and bench testing; at our second plant in Modena (Carrozzeria Scaglietti) we manufacture our cars’ aluminum bodyworks. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Procurement”).
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
At December 31, 2017, our production processes employed over 1,350 engineers, technicians and other personnel (approximately 1,230 blue collar employees including approximately 320 temporary production employees and approximately 120 white collar employees). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts to address special peaks in demand. Production could be increased even further with the introduction of a second shift on car assembly lines compared to the single shift currently operated. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine then goes to the test benches where its power and torque output are measured to ensure it delivers the expected performance. In 2017 we produced an average of approximately 240 engines per day, including approximately 12 V12, 41 V8 (including 2 V8 turbo and 12 V8 aspirated for Maserati) and 187 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells at our panel shop Carrozzeria Scaglietti in Modena. The main components of body-shells are not manufactured internally but are sourced from manufacturers such as Officine Meccaniche Rezzatesi for chassis and Fontana Group and SuperForm for bodies. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 aluminium bodies. We carefully check the alignment of the various parts —most importantly the engine cover and the wings —with electronic templates and gauges. Our highly trained specialists also perform surface controls to the aluminum panels and eliminate any imperfections by either filing or panel beating. In our Scaglietti plant we also have a dedicated line for the assembly of a special carbon fiber body for our supercar “LaFerrari Aperta”.
Painting
Our paint shop was inaugurated in 2004 with what we believe to be state-of-the-art technology. When transferred to our paint shop, the bodies are mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. All body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural electrostatic properties) to clean off any dirt particles or impurities before painting. The painting process is automated for the larger surfaces, while it is done by hand for some other localized areas. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2017 we substituted the robot which applies the base coat with a new generation robot to improve quality and technical efficiency.
Assembly Line and Final Checks
The final assembly of our cars takes place in our body-shop, built in 2008. We have two different lines placed at ground level and the first floor of the building. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a specific sub-line.
Personalization and Road Tests
During the process of assembly of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Personalization Program and Tailor Made Program”). After the assembly phase, every car completes a 40-kilometer road test-drive.
Finishing and Cleaning
After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.
Manufacturing of Engines for Maserati
We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte, Ghibli and Levante (turbo engines), and the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “-Production Process”). In 2017, we sold approximately 340 V8 turbo engines and approximately 2,530 V8 aspirated engines to Maserati. In 2011 we began producing a family of engines exclusively for Maserati, in much larger production volumes to be installed on the Quattroporte and Ghibli (mainly the F160 3.0-liter V6 Turbo engines), and from 2016 we started the production of F161 engines to be installed on the Levante, Maserati’s SUV. We have a multi-year arrangement with Maserati to provide V6 engines, up to 2020. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2017, we sold approximately 43,000 V6 engines to Maserati in four different versions, ranging from 330 hp to 430 hp.

In order to meet the V6 volumes and specifications requirements, we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 and V8 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of F160 V6 and F161 V6 engines also differs from the strategy applicable to the production of Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Procurement”) and then assembled in Maranello on our highly automatized V6 assembly line.
From the sale of engines to Maserati, we recorded net revenues of approximately €302 million in 2017.
Financial Services
We offer retail client financing for the purchase of our cars through Ferrari Financial Services (FFS) in our major markets, including the United States, as well as certain European markets through our associate Ferrari Financial Services GmbH (“FFS GmbH”). We also offer dealer financing through FFS in the United States. Until December 2014 we offered dealer financing in the UK, Germany, Belgium and Switzerland and until May 2015 in Japan.
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
In light of our partnership with FCA Bank and JACCS Co., Ltd, and also due to changes to the banking and financial laws in Italy, we requested and obtained the cancellation of FFS from the list of regulated financial intermediaries in 2016.

In November 2016, FCA Bank acquired a majority stake in FFS GmbH for a total purchase price of €18.6 million. As a result of the transaction, FFS and FCA Bank will continue the operations of FFS GmbH as shareholders, supporting the sales of Ferrari cars in Germany, Great Britain and Switzerland and certain other European countries by offering innovative vehicle financing solutions to Ferrari customers. The funding of FFS GmbH has been provided by FCA Bank, which is also the consolidating entity.

At December 31, 2017, FFS’s portfolio of financial receivables was €733 million in aggregate, almost entirely in the Americas.

Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars.
Our research and development center is in Maranello and, at December 31, 2017, included approximately 450 employees who are part of our broader technology team. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering.

We capitalized development costs of €185 million in 2017, €141 million in 2016, and €154 million in 2015.

Research and development costs expensed during each period mainly include the research and development incurred for the Formula 1 racing activities to support the development of the sports and GT car models and prototypes, which are expensed as incurred. The following table summarizes our research and development expenditures in the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Research and development costs expensed during the period	556,617	509,580	446,726
Amortization of capitalized development costs	100,502	104,055	114,856
Total research and development costs	657,119	613,635	561,582

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
Engines

Our V12 engines’ output ranges from 690 hp (in the GTC4 Lusso), to 780 hp (in the F12tdf), and up to 800 hp (in the LaFerrari Aperta). This range highlights our versatility in developing V12 aspirated engines, as there are no other carmakers which currently boast such specific high power ratios. With the California T and the 488 GTB, we transitioned from aspirated V8 engines to turbo charged engines. This allowed us to increase specific engine power more than 20 percent, while reducing emissions by up to eight percent. All Ferrari turbo engines are designed to have the same throttle response delivered by a naturally aspirated car. To achieve this goal we are investing in cutting edge turbo charging technologies (such as aluminum-titanium-alloys and ball bearings), with our strategic partner IHI.
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

Hybrid technology
With LaFerrari we developed not only a supercar with cutting edge engine performance and driving dynamics, but also a highly sophisticated hybrid car. In conjunction with our partner Magneti Marelli, we developed a compact electric power unit and DC/DC charger. The battery was developed in conjunction with our Formula 1 team, who has extensive know-how in high performance powertrains.
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
We also own a number of registered trademarks, designs and patents, including approximately 460 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own a total of approximately 4,500 applications/registrations in more than 128 countries, in most of the main classes for goods and services:
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
In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. Therefore, in December 2015, we submitted to the EU Commission our proposed CO2 emissions target levels for the 2017-2021 period and the EU Commission approved our derogation in October 2016. Pursuant to that derogation, we are required to meet certain CO2 emissions target levels in the 2017-2021 period, reaching a target of 277 grams per kilometer in 2021 for our fleet of EU-registered cars that year.
In the United States, both Corporate Average Fuel Economy (“CAFE”) standards and greenhouse gas emissions (“GHG”) standards are imposed on manufacturers of passenger cars. Because the control of fuel economy is closely correlated with the control of GHG emissions, the United States Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have sought to harmonize fuel economy regulations with the regulation of GHG vehicle emissions (primarily CO2). These agencies have set the federal standards for passenger cars and light trucks to meet an estimated combined average fuel economy (CAFE) level that is equivalent to 35.5 miles per U.S. gallon for 2016 model year vehicles (250 grams CO2 per mile). In August 2012, these agencies extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon.
In November 2016, the EPA determined that the model years 2022-2025 standards, adopted by EPA in the 2012 final rule establishing the model year 2017-2025 standards, remain appropriate. In March 2017, EPA announced its intention to reconsider this decision, extending the review period for GHG standards definition.
In July 2017, the NHTSA published a notice of intent to prepare an Environmental Impact Statement (“EIS”) for Model Year 2022-2025 Corporate Average Fuel Economy standards, inviting stakeholders to provide comments. The EIS purpose is to define the potential environmental impacts of the Model Year 2022-2025 Fuel Economy standards and represents the first step of the rulemaking process relating to those model years.
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
In September 2016, we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for Model Year 2017, 2018 and 2019. In December, 2017, we amended the petition by proposing alternative CAFE standards for Model Year 2016, 2017 and 2018, covering also the 2016 Model Year. NHTSA have not yet responded to our petition. We will need in the future to file with NHTSA a petition for 2019-2020 and 2021 model years. If our petitions are rejected, we will not be able to benefit from the more favorable CAFE standards levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards.
In February 2010, the California Air Resources Board (“CARB”) enacted regulations that deem manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for 2022 through 2025 Model Years, in parallel with EPA and NHTSA, the purpose of which is to verify whether the standards defined in 2012 can be still considered appropriate.
While Europe and the United States lead the implementation of these fuel consumption/CO2 emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage III fuel consumption regulations targeted a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2020. In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibility for SVMs (less than 2,000 units/year imported in China) that achieve a certain minimum CAFC yearly improvement rate. Manufactures that exceed the CAFC regulatory ceiling are required to purchase NEV credits.
Exhaust and evaporative emissions requirements
In 2007, the European Union adopted the latest in a series of more-stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars. In 2016, the European Union established that Euro 6 limits shall be evaluated through Real Driving Emissions (RDE) measurement procedure and a new test-cycle more representative of normal conditions of use (Worldwide Light Vehicles Test Procedure). These requirements became effective starting in 2017. SVMs (with a worldwide annual production lower than 10,000 units) are required to be compliant to RDE standards starting from 2020.
In April 2014, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. Beginning in 2017, the emission standards will be phased in and the requirement on fuel producers to reduce sulfur in gasoline will be effective. The new standards are intended to harmonize with California’s standards for 2015-2025 model years (so called “LEV3”) and will be implemented over the same timeframe as the U.S. federal CAFE and GHG standards for cars and light trucks described above. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program.
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
Additional stringency of evaporative emissions also requires more advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).
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
Vehicle safety
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 on to have electronic stability control systems and tire pressure monitoring systems (beginning in 2012). Also introduced were regulations on low-rolling resistance tires. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category. The framework is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. As revised, the regulation would mandate new model cars to be compliant, among other things, with to Advanced Driver Assistance Systems (ADAS), pole side impact protection, full overlap frontal crash, small overlap crash requirements. In 2017 the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018.
Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the consumer. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). Because of our status as SVM, Ferrari is required to be compliant at the end of the phase-in period. Under the Transportation Recall Enhancement, Accountability, and Documentation Act (“TREAD”), we must log certain information, including incidents involving death or injury, with the NHTSA. In 2014 we paid a $3.5 million civil penalty to the NHTSA for reporting failures related to the period 2011-2014 and for failure to comply with early warning reporting requirements in connection with three fatalities. We have upgraded our procedures for compliance.
On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver’s side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver’s airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect. In addition, Ferrari cars were included within the NHTSA Consent Order Amendment dated May 4, 2016 with Takata (the “Amended Consent Order”) due to a defect which may arise in the non-desiccated Takata passenger airbag inflators mounted on certain Ferrari cars. As a result of such Amended Consent Order, Ferrari filed a Part 573 Defect Information Report on May 23, 2016 with the NHTSA and has initiated a global recall relating to certain cars produced between 2008 and 2011. In December 2016, the NHTSA issued a Third Amendment to the Coordinated Remedy Order (“ACRO”) which included the list of Ferrari vehicles sold in the United States up to model year 2017 to be recalled. As a consequence of the ACRO, Ferrari has decided to extend the Takata global recall campaign to all vehicles worldwide mounting non-desiccated Takata passenger airbag inflators. In January 2017 Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with the NHTSA a Part 573 Defect Information Report to include Model Year 2012 Zone A vehicles. In January 2018, Ferrari, in accordance with the Amended Consent Order and the ACRO, also filed with the NHTSA a Part 573 Defect Information Report to include Model Year 2013 Zone A vehicles. As a result of the ACRO and the decision to extend the worldwide Takata airbag inflator recall, Ferrari increased its provisions for the estimated charges for Takata airbag inflators recalls to €37 million in the year ended December 31, 2016 to cover the cost of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata. At December 31, 2017 the provision amounted to €35 million.
In December 2015, we issued two safety calls reports with the NHTSA, after learning that certain low pressure fuel lines manufactured and supplied by Dytech — Dynamic Flued Technologies S.p.A. were defective. The recall impacts 185 California T vehicles and 119 488 GTB vehicles sold in the United States and 65 California T Vehicles and 199 488 GTB vehicles sold in other regions. The defect was due to an improper coating treatment made by the supplier Dytech on the metallic part of the fuel pipe where it connects to the fuel pump. The replacement component has been produced with the proper coating. We have implemented a separate recall on each model to remedy this safety defect.
In 2016, the NHTSA published Phase II draft guidelines for driver distraction, for portable and aftermarket devices, and the associated compliance costs may be substantial. These guidelines, together with previously published Phase I provisions focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, is likely to be difficult and/or costly. We are in the process of evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps and/or countermeasures, if any, we will need to make.
In 2017 Chinese authorities published the updated version of the current General Safety Regulation, becoming the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements will be defined through a dedicated standard within 2018.

C. Organizational Structure
Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by Ferrari.
For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2017.
Subsidiaries at December 31, 2017:

Name	Country	Nature of business	Shares held by the Group	Shares held by non-controlling interests
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services S.p.A.	Italy	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Financial Services Inc. (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction LLC (2)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%
410, Park Display Inc. (3)	USA	Retail	100%	—%
______________________________

(1)	Shareholding held by Ferrari Financial Services S.p.A.

(2)	Shareholding held by Ferrari Financial Services Inc. (“FFS Inc”)

(3)	Shareholding held by Ferrari North America Inc.
The liquidation process of Ferrari North Europe Limited, which at December 31, 2016 was a wholly owned subsidiary, was completed in June 2017.
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
The total carrying value of our property, plant and equipment at December 31, 2017 was €710,260 thousand.
For information on our principal expenditures on property, plants and equipment, see “Item 5.B Liquidity and Capital Resources-Capital Expenditures-Property, plant and equipment”.

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
Overview
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes, exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 229 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 164 authorized dealers operating 185 points of sale.
We believe our cars are the epitome of performance, luxury and styling. Our current product range consists of six range models, including three sports cars (488 GTB, 488 Spider and 812 Superfast) and three GT cars (GTC4Lusso, GTC4Lusso T and California T), one special series car (F12tdf) and one limited edition supercar (LaFerrari Aperta). We also produce very limited editions series (fuori serie) and one-off cars. The 812 Superfast was launched in February 2017 and the Ferrari Portofino, which is the successor of the California T (which is being phased out), was unveiled in September 2017 with shipments expected to begin in the second quarter of 2018. The LaFerrari Aperta was unveiled in September 2016 to celebrate our 70th anniversary in 2017.
In 2017, we shipped 8,398 cars and recorded net revenues of €3,417 million, EBIT of €775 million, net profit of €537 million, earnings before interest, taxes, depreciation and amortization (EBITDA) of €1,036 million. For additional information regarding EBITDA, which is a non-GAAP measure, including a reconciliation of EBITDA to net profit, see “Item 5. Operating and Financial Review—Non-GAAP Financial Measures.”

We pursue a low volume production strategy whilst broadening our product portfolio to target a larger customer base in order to maintain a reputation of exclusivity and scarcity among purchasers of our cars and carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, China, Hong Kong and Taiwan (on a combined basis) and Rest of APAC, representing respectively 44.5 percent, 33.5 percent, 7.3 percent and 14.7 percent of units shipped in 2017.
We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 18 Ferrari-owned stores and 30 franchised stores (including 8 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which we believe enhance the brand experience of our loyal following of clients and Ferrari enthusiasts.
We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with over 350 million television viewers in 2017 (Source: FOM/Kantar Media 2017). Although our most recent Formula 1 world title was in 2008, we are enhancing our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

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
In general, our shipments do not vary based on changes in demand. Rather, we tend to ship based on volume targets we establish under our low volume strategy and growth objectives. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate to respond appropriately to relative levels of demand while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted our products’ sense of exclusivity; accordingly we monitor and manage such waiting lists to maintain such exclusivity while ensuring that we do not jeopardize client satisfaction.
In order to maintain a reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand in emerging markets and demographic changes as the size and spending capacity of our target clients has grown, gradually increasing shipments from 7,664 in 2015 to 8,014 in 2016 and to 8,398 units in 2017. Our strategic business plan reflects a continuation of this strategy and a broadening of our product portfolio to target a larger customer base, with shipments increasing to over 9,000 units per year by 2018.
The following table sets forth our shipments by geographic location:

	For the years ended December 31,
	2017	%	2016	%	2015	%
EMEA
UK	843	10.0%	769	9.6%	740	9.7%
Germany	710	8.5%	675	8.4%	595	7.8%
Italy	417	5.0%	364	4.5%	285	3.7%
France	346	4.1%	306	3.8%	274	3.6%
Switzerland	339	4.0%	333	4.2%	340	4.4%
Middle East(1)	331	3.9%	439	5.5%	456	5.9%
Other EMEA(2)	751	9.0%	724	9.1%	661	8.6%
Total EMEA	3,737	44.5%	3,610	45.1%	3,351	43.7%
Americas(3)	2,811	33.5%	2,687	33.5%	2,640	34.4%
China, Hong Kong and Taiwan (on a combined basis)	617	7.3%	619	7.7%	610	8.0%
Rest of APAC(4)	1,233	14.7%	1,098	13.7%	1,063	13.9%
Total	8,398	100.0%	8,014	100.0%	7,664	100.0%
______________________________
(1)Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait
(2)Other EMEA includes Africa and the other European markets not separately identified
(3)Americas includes the Unites States of America, Canada, Mexico, the Caribbean and Central and South America
(4)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets such as China and other regions in Asia. For example, in 1993, 90 percent of our cars were sold in Italy, Germany and the United States; those markets now represent less than half of our unit shipments. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets.
Research, Development and Product Lifecycle. We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars. The first stage of product development is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for the development of cars and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.
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
For the year ended December 31, 2017, we capitalized development costs of €185 million and recognized amortization of capitalized development costs of €101 million (compared to €141 million and €104 million, respectively, for the year ended December 31, 2016, and €154 million and €115 million, respectively, for the year ended December 31, 2015).
For the year ended December 31, 2017, we expensed research and development costs of €556 million (€510 million for 2016 and €447 million for 2015).
Our results of operations are dependent on the comparative success of our product offering over time. Our range models typically have a lifecycle of four to five years, while our special series, supercars and limited edition cars typically have shorter lifecycles. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, electronic and mechanical components. Of the 2017 research and development costs, excluding Formula 1 activities, that were not eligible for capitalization, and as such were expensed, €45 million related to the research on components (€16 million for 2016 and €16 million for 2015), driven by innovation for hybrid technology. In 2017, we capitalized development costs relating to components of €52 million (€19 million for 2016 and €18 million for 2015). Our new models generally include new technology content, part of which is related to the output from the component research and development efforts. Our continued focus on component development has the objective of reducing the costs to develop new models.
Demand for our cars tends to be highest in the first year or two from a car’s launch, while in the latter two years demand is generally lower as our clients tend to focus on more recently introduced cars. We believe that our relatively short and predictable lifecycle supports both new car sales and the value of existing models both in the primary and resale markets. We also believe that this lifecycle ensures that our products remain responsive to the expectations of our clients. Our research and development expenditure (excluding Formula 1 research and development) is primarily affected by the timing of renewals to our product range and more recently, by our intention to integrate hybrid technology more broadly into our product portfolio. In particular, as a result of our strategy to update our product range and increase our efforts relating to hybrid technology, our research and development expenditure increased in 2017, and we expect this trend to continue in 2018. Consequently, we also expect amortization of capitalized development costs to increase in future periods.

Car Profitability. The relative profitability of the cars we sell tends to vary depending on a number of factors including engine size, exclusivity of the offering, content of the car and the geographic market in which it is sold. Our products equipped with V12 engines have historically commanded a higher price, and have therefore been more profitable than those equipped with the V8 engine. At December 31, 2017 our V12 product offering included the LaFerrari Aperta, the F12tdf, the GTC4Lusso and the 812 Superfast, and our V8 product offering included the 488GTB, the 488 Spider, the GTC4Lusso T, the California T and the Ferrari Portofino. During part of the periods discussed below we also produced the LaFerrari, the F12berlinetta, the FF, the 458 Italia, the 458 Spider, the 458 Speciale and the 458 Speciale A, which are now discontinued.
Our total shipments (excluding shipments of the LaFerrari, the LaFerrari Aperta, the FXX K and the F60 America) represented by V12 models increased from 16.3 percent in 2015 to 18.3 percent in 2016, primarily driven by shipments of the F12tdf and the GTC4Lusso, which commenced in the fourth quarter of 2015 and the third quarter of 2016, respectively. V12 shipments further increased to 21.9 percent in 2017, primarily driven by shipments of the GTC4Lusso and the recently launched 812 Superfast, which commenced in the third quarter of 2017.
The exclusivity of a particular product offering is also a relevant factor in its profitability. For example, in November 2013, we launched the LaFerrari, a limited edition supercar with a limited production run of 499 units that was completed in 2016. The 500th LaFerrari was sold at auction for $7 million to benefit the reconstruction of Central Italy in the aftermath of the earthquakes of 2016. In light of the exclusivity of the offering, along with the “supercar” advanced technological and design content, the LaFerrari had a sales price in excess of €1 million, which is much higher than other models in the Ferrari product range. Therefore, our net revenues in 2015 and to a lesser extent in 2016, benefited significantly from shipments of the LaFerrari, which were completed in early 2016. In September 2016, we unveiled the LaFerrari Aperta, our latest limited edition supercar which, like the LaFerrari, is equipped with hybrid technology. The first shipments of the LaFerrari Aperta were in the third quarter of 2016. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models and special series cars. Similarly, our limited edition cars which we launch from time to time are typically sold at a significantly higher price point than our range models and therefore they benefit our results in the periods in which they are sold. We intend to schedule the launch and distribution of future models to minimize the volatility in financial performance due to the launch of our limited edition and supercars.
We seek to increase over time the average price point of our range models and special series by continually improving performance, technology and other features, and by leveraging the scarcity value resulting from our low volume strategy. In particular, we increased the price of selected models in selected markets from the fourth quarter of 2016 and in 2017 we introduced new models with higher average selling prices. Furthermore, the content of the cars we sell can be customized through our interior and exterior personalization program, which can be further enhanced through bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate a margin on each additional option selected by the client. Additionally, as we integrate hybrid technology more broadly into our car portfolio, we expect our average price point to increase reflecting the more advanced technological content of the new hybrid models.
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
Net revenues generated from the Maserati engine volumes depend on the orders received from Maserati, which in turn depend on Maserati production volumes. Net revenues from the sale of engines to Maserati were €302 million in 2017, €238 million in 2016 and €170 million in 2015. The increase in net revenues from Maserati engines from 2015 to 2017 was driven by an increase in orders received from Maserati and in particular, the Levante (Maserati’s SUV) and the Ghibli.
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

We purchase a variety of components (including mechanical, steel, aluminum, electrical and electronic, plastic components as well as casting and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs of utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in cost of sales are primarily related to the number of cars we produce and sell along with shifts in car mix. Newer models generally have more technologically advanced components and enhancements, including hybrid technology, and therefore have higher costs per unit; however we expect to price our future cars appropriately to recover such costs. Supercars and limited edition cars (fuori serie) also tend to have higher costs per unit but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected, to a lesser extent, by fluctuations of certain raw material prices, although, we typically seek to manage these costs and minimize their volatility through the use of fixed price long-term purchase contracts.
In recent years, management has made efforts to achieve technical and commercial efficiencies. In particular, commercial efficiencies have been achieved through negotiating discounts where appropriate and entering into long-term contracts with suppliers, who commit upfront to passing on to us a portion of the efficiencies they achieve in performing our supply contract. Furthermore, efforts are made to award new business to existing suppliers, in order to negotiate favorable pricing. Technical efficiencies include efforts made to produce components using innovative, less expensive materials, without compromising the components’ performance. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with solutions that they have developed.
As cost of sales also includes the depreciation of plant and equipment, cost of sales are affected by product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of a certain model.
Effects of Foreign Currency Exchange Rates. We are affected by fluctuations in foreign currency exchange rates (i) through translation of foreign currency financial statements into Euro on consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.
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

As a result of internal assessments, in 2016 we decided to extend the recall campaign to include all cars produced in all model years based on priority groups and the timeline set by NHTSA.

As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €37 million was recognized within cost of sales in the year ended December 31, 2016.

At December 31, 2017, the provision amounted to €35 million. Such provision reflects the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.

Due to the significant scope and industry-wide nature of the Takata recall and the supply constraints of Takata, the charges for Takata airbag inflator recalls are considered to be “significant in nature but expected to incur infrequently” and therefore Ferrari has excluded these charges in the calculation of Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2016.

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

See “Net Debt and Net Industrial Debt” for additional details.

Debt repayments and bonds issuances. In March 2016, we fully repaid the €500 million Bridge Loan, primarily using proceeds from the €500 million inaugural bond (“2023 Bond”) we issued in March 2016. Also in 2016, we made voluntary prepayments and mandatory scheduled repayments on the Term Loan totaling €700 million. The Term Loan was fully repaid in 2017, primarily with proceeds from the €700 million principal bond (“2021 Bond”) we issued in November 2017. See “Net Debt and Net Industrial Debt” for additional details.
Equity incentive plan. Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 our Shareholders approved an award to our Chief Executive Officer under our equity incentive plan, which is applicable to all Group Executive Council (“GEC”) members and key leaders. Under our equity incentive plan, an aggregate of approximately 687 thousand performance share units (“PSUs”) and an aggregate of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, each representing the right to receive one common share, cover a five-year performance period from 2016 to 2020, consistent with our strategic horizon.

At December 31, 2017, we recognized a cumulative amount of €28.2 million as an increase to other reserves in equity for the PSU awards and RSU awards and had unrecognized compensation expense of approximately €26.1 million, which will be recognized over the remaining vesting period until 2020.

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
Recoverability of goodwill
Our goodwill at December 31, 2017 amounted €785 million and primarily relates to the Separation, as a result of which the Company recorded goodwill of €781 million reflecting FCA’s recorded goodwill relating to Ferrari S.p.A. In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
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
For the period covered by the Consolidated Financial Statements, we have not recognized any impairment charges for goodwill.
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

For the year ended December 31, 2017, we capitalized development costs of €185 million (€141 million for the year ended December 31, 2016).
Product warranties liabilities
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
We periodically initiate voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for our cars and the cost of parts and services to be incurred in the specified activities, and are recognized at the time when they are probable and reasonably estimable. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.
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
Share-based compensation

We account for our equity incentive plan in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards containing market performance conditions is measured at the grant date of the awards using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been effected by the significant assumptions and estimates used.

Other contingent liabilities
We make provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. We are the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against us often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. We monitor the status of pending legal proceedings and consult with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for our legal proceedings and litigation may vary as the result of future developments in pending matters.
Litigation
Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including car safety, emissions and fuel economy, early warning reporting, dealer, supplier and other contractual relationships, intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seatbelts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
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
The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect our consolidated financial position.

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
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs that are significant in nature but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2017, 2016 and 2015, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items which may obscure underlying performance and impair comparability of results between periods.

	For the years ended December 31,
	2017	2016	2015
	(€ million)
Net profit	537	400	290
Income tax expense	209	167	144
Net financial expenses	29	28	10
Amortization and depreciation	261	248	275
EBITDA	1,036	843	719
Charges for Takata airbag inflator recalls	—	37	—
Expenses incurred in relation to the IPO	—	—	16
Employees extra bonus	—	—	19
Gain recognized on disposal of investment property assets and liabilities	—	—	(6)
Adjusted EBITDA	1,036	880	748

Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs that are significant in nature but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
	2017	2016	2015
	(€ million)
EBIT	775	595	444
Charges for Takata airbag inflator recalls	—	37	—
Expenses incurred in relation to the IPO	—	—	16
Employees extra bonus	—	—	19
Gain recognized on disposal of investment property assets and liabilities	—	—	(6)
Adjusted EBIT	775	632	473
Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0% for the year ended December 31, 2017 and 27.5% for the years ended December 31, 2016 and 2015, and the Italian Regional Income Tax (“IRAP”), which was 3.9% for the periods presented. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
	2017	2016	2015
	(€ million)
Net profit	537	400	290
Charges for Takata airbag inflator recalls (net of tax effect)	—	25	—
Expenses incurred in relation to the IPO (net of tax effect)	—	—	11
Employees extra bonus (net of tax effect)	—	—	13
Gain recognized on disposal of investment property assets and liabilities (net of tax effect)	—	—	(4)
Adjusted Net Profit	537	425	310

Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0% for the year ended December 31, 2017 and 27.5% for the years ended December 31, 2016 and 2015, and the Italian Regional Income Tax (“IRAP”), which was 3.9% for the periods presented. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the years ended December 31, 2017, 2016 and 2015.

		For the years ended December 31,
		2017	2016	2015
Net profit attributable to owners of the Company	€ million	535	399	288
Charges for Takata airbag inflator recalls (net of tax effect)	€ million	—	25	—
Expenses incurred in relation to the IPO (net of tax effect)	€ million	—	—	11
Employees extra bonus (net of tax effect)	€ million	—	—	13
Gain recognized on disposal of investment property assets and liabilities (net of tax effect)	€ million	—	—	(4)
Adjusted profit attributable to owners of the Company	€ million	535	424	308

Weighted average number of common shares	thousand	188,951	188,923	188,923
Adjusted basic earnings per common share		€2.83	2.25	1.63
Weighted average number of common shares for diluted earnings per common share	thousand	189,759	188,946	188,923
Adjusted diluted earnings per common share (1)		€2.82	2.24	1.63
_____________________________

(1)
For the year ended December 31, 2015 there were no potentially dilutive instruments. For the year ended December 31, 2016 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement. For the year ended December 31, 2017 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement and (ii) the potential common shares that would be issued for the equity incentive program.

Net Debt and Net Industrial Debt
Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2017, and 2016.

	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	648	458
Debt	(1,806)	(1,848)
Net Debt	(1,158)	(1,390)
Funded portion of the self-liquidating financial receivables portfolio	685	737
Net Industrial Debt	(473)	(653)

Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
	2017	2016	2015
	(€ million)
Cash flows from operating activities	663	1,005	707
Cash flows used in investing activities	(379)	(320)	(317)
Free Cash Flow	284	685	390
Change in the self-liquidating financial receivables portfolio	44	(405)	39
Free Cash Flow from Industrial Activities	328	280	429
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

In particular, the U.S. Dollar experienced moderate fluctuations compared to the Euro in 2017 compared to 2016. For example, if a U.S. entity with U.S. Dollar functional currency recorded net revenues of U.S. $100 million for 2017 and 2016, we would have reported €88.5 million in net revenues for 2017 (using the 2017 average exchange rate of 1.1297), a €1.8 million decrease over the €90.3 million reported for 2016 (using the 2016 average exchange rate of 1.1069). The constant currency presentation translates the 2017 net revenues using the 2016 foreign currency exchange rates, and therefore indicates that the underlying net revenues on a constant currency basis were unchanged year-on-year.

The U.S. Dollar did not experience significant fluctuations compared to the Euro in 2016 compared to 2015. For example, the effect of translating net revenues of $100 million for 2016 using the 2015 average exchange rate of 1.1094 would have been a decrease of €0.2 million.

A. Operating Results
Results of Operations
Consolidated Results of Operations – 2017 compared to 2016 and 2016 compared to 2015
The following is a discussion of the results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2016, and for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2017	Percentage of net revenues	2016	Percentage of net revenues	2015	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,417	100.0%	3,105	100.0%	2,854	100.0%
Cost of sales	1,651	48.3%	1,580	50.9%	1,499	52.5%
Selling, general and administrative costs	329	9.6%	295	9.5%	339	11.9%
Research and development costs	657	19.2%	614	19.8%	562	19.7%
Other expenses, net	7	0.2%	24	0.8%	10	0.4%
Result from investments	2	0.1%	3	0.2%	—	—%
EBIT	775	22.7%	595	19.2%	444	15.6%
Net financial expenses	29	0.9%	28	0.9%	10	0.4%
Profit before taxes	746	21.9%	567	18.3%	434	15.2%
Income tax expense	209	6.1%	167	5.4%	144	5.0%
Net profit	537	15.8%	400	12.9%	290	10.2%
Net revenues
The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2015	Percentage of net revenues	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Cars and spare parts (1)	2,456	71.9%	2,180	70.2%	2,080	72.9%	276	12.7%	100	4.8%
Engines (2)	373	10.9%	338	10.9%	219	7.7%	35	10.5%	119	54.5%
Sponsorship, commercial and brand (3)	494	14.5%	488	15.7%	441	15.5%	6	1.1%	47	10.7%
Other (4)	94	2.7%	99	3.2%	114	3.9%	(5)	(5.1)%	(15)	(13.8)%
Total net revenues	3,417	100.0%	3,105	100.0%	2,854	100.0%	312	10.0%	251	8.8%
______________________________

(1)	Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on these cars and sales of spare parts.

(2)	Includes net revenues generated from the sale of engines to Maserati for use in their cars and net revenues generated from the rental of engines to other Formula 1 racing teams.

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

2017 compared to 2016
Net revenues for 2017 were €3,417 million, an increase of €312 million, or 10.0 percent (an increase of 11.2 percent on a constant currency basis), from €3,105 million for 2016.
The increase in net revenues, including the positive impact of foreign currency hedging instruments, was attributable to the combination of (i) a €276 million increase in cars and spare parts net revenues, (ii) a €35 million increase in engines net revenues and (iii) a €6 million increase in sponsorship, commercial and brand net revenues, partially offset by (iv) a €5 million decrease in other net revenues.
Cars and spare parts
Cars and spare parts net revenues were €2,456 million for 2017, an increase of €276 million, or 12.7 percent, from €2,180 million for 2016. The increase was primarily attributable to a €249 million increase in net revenues from range and special series cars and spare parts, as well as a €27 million increase in net revenues from supercars and limited edition cars.
The €249 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 360 cars (excluding the LaFerrari and the LaFerrari Aperta) and positive mix, along with a greater contribution from personalization programs and pricing increases. Shipments of V12 range and special series models increased by approximately 25 percent, primarily attributable to an increase in shipments of the GTC4Lusso and our first shipments of the newly launched 812 Superfast which is now being sold in most of our markets, partially offset by the phase-outs of the F12berlinetta and the FF, as well as the F12tdf, which finished its limited series run. Shipments of V8 range models were in line with 2016, as increases in shipments of the 488 family and the GTC4Lusso T were substantially offset by the phase-out of the California T.
The €249 million increase in net revenues from range and special series cars and spare parts reflects increases in all four of our major geographical markets, including (i) a €146 million increase in EMEA, (ii) a €40 million increase in Americas, (iii) a €36 million increase in Rest of APAC, and (iv) a €27 million increase in China, Hong Kong and Taiwan (on a combined basis).
The €146 million increase in EMEA net revenues was primarily attributable to an increase in shipments and a greater contribution from personalization programs. The increase in shipments was driven by double-digit growth in shipments in Italy, France, and the UK, as well as mid-single digit growth in Germany, Switzerland and Other EMEA. The increase in shipments was primarily related to the 488 and GTC4Lusso families, as well as our first shipments of the newly launched 812 Superfast, which commenced in EMEA in the third quarter of 2017. This increase was partially offset by the phase-outs of the California T and F12berlinetta, as well as the F12tdf. A decrease in net revenues in the Middle East was primarily due to a reallocation of shipments into different markets triggered by difficult market conditions in the Middle East.
The €40 million increase in Americas net revenues was primarily attributable to positive volume and mix, along with a greater contribution from our personalization programs, partially offset by negative foreign exchange impact. In particular, the positive volume was driven by the 488 family and the GTC4Lusso, as well as the entry of the GTC4Lusso T and the 812 Superfast on the market in the fourth quarter of 2017, partially offset by the phase-outs of the California T and F12berlinetta, as well as the F12tdf.
The €36 million increase in Rest of APAC net revenues was primarily attributable to increases in Japan and other Rest of APAC, and to a lesser extent in Australia. The increase in Japan was driven by single-digit growth in shipments, primarily due to the GTC4Lusso family, partially offset by the phase-outs of the California T and F12berlinetta as well as negative foreign currency exchange impact. Double-digit growth in shipments was achieved in Australia and Rest of APAC, supported by the 488 and the GTC4Lusso families.
The €27 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to a positive mix, driven by the GTC4Lusso family and other V12 models, particularly in China, partially offset by a slowdown in Hong Kong due to our decision to terminate the distributor in 2016 and the new dealership only becoming fully operational in the third quarter of 2017.

The €27 million increase in net revenues from supercars and limited edition cars was attributable to shipments of LaFerrari Aperta, partially offset by the phase out of the LaFerrari shipments, which ended in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.
Engines
Net revenues generated from engines were €373 million for 2017, an increase of €35 million, or 10.5 percent, from €338 million for 2016. The €35 million increase was mainly attributable to an increase in net revenues generated from the sale of engines to Maserati, driven by a 25 percent increase in the volume of engines shipped, partially offset by a decrease in net revenues from the rental of engines to Formula 1 racing teams due to the termination of the rental agreement with one of the Formula 1 teams.
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €494 million for 2017, an increase of €6 million, or 1.1 percent, from €488 million for 2016. The increase was primarily related to an increase in net revenues from sponsorship and brand activities, partially offset by a decrease in Formula 1 net revenues due to our lower ranking in the World Constructors’ Championship in 2016 compared to 2015.
Other
Other net revenues were €94 million for 2017, a decrease of €5 million, or 5.1 percent, from €99 million for 2016. The €5 million decrease in other net revenues was primarily driven by the deconsolidation of the financial services business in Europe since November 2016 following the sale of a majority stake in FFS GmbH to FCA Bank.
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
The €270 million increase in net revenues from range and special series cars and spare parts was primarily attributable to an increase in shipments of approximately 540 cars (excluding the LaFerrari and LaFerrari Aperta), positive contribution from our personalization programs and a price increase on certain models starting from the fourth quarter of 2016. Shipments of V12 models increased by 20.2 percent, primarily attributable to shipments of the F12tdf and the GTC4Lusso, which commenced in the fourth quarter of 2015 and the third quarter of 2016, respectively. These effects were partially offset by a decrease in shipments of the F12berlinetta, which was in its 5th year of commercialization, and the phase-out of the FF. Shipments of V8 models increased by 4.8 percent, driven by the 488 GTB and the 488 Spider, which were launched in the first quarter of 2015 and the third quarter of 2015, respectively, partially offset by the phase-out of the 458 family in 2015.

The €270 million increase in net revenues from range and special series cars and spare parts reflected increases in all four of our major geographical markets, including (i) €137 million in EMEA, (ii) €89 million in Americas, (iii) €43 million in Rest of APAC and (iv) €1 million in China, Hong Kong and Taiwan (on a combined basis).

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

The €1 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was attributable to increases of €5 million in Taiwan and €4 million in mainland China, partially offset by an €8 million decrease in Hong Kong. The increases in Taiwan and mainland China were primarily attributable to increases in shipments that were driven by the 488 GTB and the 488 Spider. The decrease in Hong Kong was primarily related to our decision to terminate the distributor in Hong Kong.

The decrease in net revenues from supercars and limited edition cars was primarily driven by the LaFerrari which finished its limited series production run, partially offset by shipments of our latest limited edition supercar, the LaFerrari Aperta, which was launched in the third quarter of 2016 and celebrated our 70th anniversary in 2017, as well as shipments of the non-registered racing car FXX K and the F60 America, our limited edition V12 open air roadster that commemorated 60 years in the United States.

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
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €488 million for 2016, an increase of €47 million, or 10.7 percent, from €441 million for 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular as a result of our improved ranking in the World Constructors’ Championship in 2015 compared to 2014, as well as an increase in net revenues from sponsorship and brand related activities.
Other
Other net revenues were €99 million for 2016, a decrease of €15 million, or 13.8 percent, from €114 million for 2015. The €15 million decrease in other net revenues was primarily driven by other supporting activities, including the deconsolidation of the financial services business in Europe following the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2015	Percentage of net revenues	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Cost of sales	1,651	48.3%	1,580	50.9%	1,499	52.5%	71	4.5%	81	5.4%
2017 compared to 2016
Cost of sales for 2017 was €1,651 million, an increase of €71 million, or 4.5 percent, from €1,580 million for 2016. As a percentage of net revenues, cost of sales decreased from 50.9 percent in 2016 to 48.3 percent in 2017.
The increase in cost of sales was primarily attributable to (i) increased costs of €58 million driven by an increase in volumes and personalization programs, (ii) increased costs of €46 million driven by an increase in production volumes of engines for Maserati and costs for supporting activities and (iii) an increase in production costs, including amortization and depreciation, of €4 million, partially offset by (iv) the effect of charges in 2016 for Takata airbag inflator recalls of €37 million.

The €58 million increase in cost of sales related to volumes and personalization programs was driven by the 488 family, the GTC4Lusso and the 812 Superfast. The €46 million increase in cost of sales related to the production of engines for Maserati and supporting activities was driven by a 25 percent increase in the volume of engines shipped to Maserati.
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

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2015	Percentage of net revenues	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Selling, general and administrative costs	329	9.6%	295	9.5%	339	11.9%	34	11.5%	(44)	(12.8)%
2017 compared to 2016
Selling, general and administrative costs for 2017 were €329 million, an increase of €34 million, or 11.5 percent, from €295 million for 2016. As a percentage of net revenues, selling, general and administrative costs were substantially unchanged.
The increase in selling, general and administrative costs was primarily attributable to (i) share-based compensation expense related to the equity incentive plan, (ii) costs related to initiatives for Ferrari’s 70th anniversary, and (iii) costs related to new directly operated Ferrari stores, partially offset by (iv) the costs of the former CEO’s retirement package recognized in 2016 and (v) a decrease in costs due to the deconsolidation of FFS GmbH since November 2016.
2016 compared to 2015
Selling, general and administrative costs for 2016 were €295 million, a decrease of €44 million, or 12.8 percent, from €339 million for 2015. As a percentage of net revenues, selling, general and administrative costs decreased from 11.9 percent in 2015 to 9.5 percent for 2016.
The decrease in selling, general and administrative costs was mainly attributable to (i) advisory costs incurred in 2015 in relation to the initial public offering of €16 million, (ii) a decrease in allowance for doubtful accounts, primarily related to the effects of a provision recorded in 2015 in relation to a former commercial partner of our Formula 1 activities, (iii) a decrease in costs driven by a different ranking in Formula 1 racing, and (iv) the deconsolidation of FFS GmbH, which were partially offset by (i) the costs of the former CEO’s retirement package, (ii) costs related to new directly operated stores, (iii) costs related to the launch of new models and (iv) corporate costs.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2015	Percentage of net revenues	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Research and development costs expensed during the year	556	16.3%	510	16.4%	447	15.7%	46	9.2%	63	14.1%
Amortization of capitalized development costs	101	2.9%	104	3.4%	115	4.0%	(3)	(3.4)%	(11)	(9.4)%
Research and development costs	657	19.2%	614	19.8%	562	19.7%	43	7.1%	52	9.3%

2017 compared to 2016

Research and development costs for 2017 were €657 million, an increase of €43 million, or 7.1 percent, from €614 million for 2016. As a percentage of net revenues, research and development costs were 19.2 percent in 2017 compared to 19.8 percent in 2016.

The increase in research and development costs was attributable to an increase of €46 million in research and development costs expensed, partially offset by a decrease of €3 million in amortization of capitalized development costs.

The €46 million increase in research and development costs expensed during the year was primarily driven by research and development to support the innovation of our product range and components, in particular in relation to hybrid technology, partially offset by a decrease in research and development expenses for Formula 1 activities.

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
The €11 million decrease in amortization of capitalized development costs was primarily attributable to the completion of the LaFerrari limited series production run and the phase-out of the 458 family, partially offset by amortization of capitalized development costs related to our newer model.
Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2017	2016	2015	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Other expenses, net	7	24	10	(17)	(72.0)%	14	122.0%
2017 compared to 2016
Other expenses, net for 2017 amounted to net other expenses of €7 million, a decrease of €17 million, or 72.0 percent, compared to net other expenses of €24 million for 2016.
For 2017, other expenses, net included other expenses of €12 million, which mainly related to indirect taxes and miscellaneous expenses, partially offset by other income of €5 million, which mainly related to gains on disposals of property, plant and equipment, rental income and miscellaneous income.

For 2016, other expenses, net included other expenses of €30 million, which mainly related to provisions (primarily due to disputes with a distributor), indirect taxes and miscellaneous expenses, partially offset by other income of €6 million, which mainly related to gains on the disposal of property plant and equipment, rental income and miscellaneous income.
2016 compared to 2015
Other expenses, net for 2016 amounted to net other expenses of €24 million, an increase of €14 million, or 122.0 percent, compared to net other expenses of €10 million for 2015.
For 2016, other expenses, net included other expenses of €30 million, which mainly related to provisions (primarily due to disputes with a distributor), indirect taxes and miscellaneous expenses, partially offset by other income of €6 million, which mainly related to gains on the disposal of property plant and equipment, rental income and miscellaneous income.
For 2015, other expenses, net included other expenses of €32 million, which mainly related to provisions, indirect taxes and miscellaneous expenses, partially offset by other income of €22 million, including a €6 million gain on disposal of assets and liabilities related to investment properties and €6 million related to the release of provisions previously recorded in other expenses, as well as rental income and miscellaneous income.
Result from investments

	For the years ended December 31,			Increase/(Decrease)
	2017	2016	2015	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Result from investments	2	3	—	(1)	(20.5)%	3	n.m.

2017 compared to 2016
Result from investments of €2 million relates to the Group’s proportionate share of FFS GmbH’s net profit.

2016 compared to 2015
Result from investments of €3 million in 2016 includes i) the gain on the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016, ii) the gain on the fair value measurement of the non-controlling interest retained in FFS GmbH, and iii) the Group’s proportionate share of FFS GmbH’s net profit subsequent to the sale in accordance with the equity method of accounting.

EBIT

	For the years ended December 31,						Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2015	Percentage of net revenues	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
EBIT	775	22.7%	595	19.2%	444	15.6%	180	30.3%	151	33.9%
2017 compared to 2016
EBIT for 2017 was €775 million, an increase of €180 million, or 30.3 percent, from €595 million for 2016. As a percentage of net revenues, EBIT increased from 19.2 percent in 2016 to 22.7 percent in 2017.
The increase in EBIT was primarily attributable to (i) positive volume impact of €67 million, (ii) favorable mix impact of €80 million, (iii) positive net foreign currency exchange impact of €53 million (resulting from positive €101 million relating to foreign currency hedging instruments, partially offset by an adverse impact on revenues from the weakening of foreign currencies against the Euro) and (iv) a decrease of €57 million in other supporting costs, including the effect of charges in 2016 for Takata airbag inflator recalls of €37 million, partially offset by (v) an increase in research and development costs of €43 million and (vi) an increase in selling, general and administrative costs of €34 million.
The positive volume impact was attributable to an increase in shipments of approximately 360 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the GTC4Lusso and the 488 families, as well as our first shipments of the newly launched 812 Superfast, together with positive contribution from our personalization programs. These positive effects on volume were partially offset by the phase-outs of the California T and the F12berlinetta, as well as the F12tdf, which finished its limited series run in 2017. The favorable mix impact of €80 million was primarily attributable to an increase in shipments of the LaFerrari Aperta, as well as an increase in shipments of our V12 range and special series models and pricing increases. These positive effects on mix were partially offset by the end of the LaFerrari lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series runs in 2016.
The increase in EBIT as a percentage of net revenues from 19.2 percent in 2016 to 22.7 percent in 2017 was primarily attributable to the combination of the previously mentioned effects on EBIT above and a decrease in cost of sales as a percentage of net revenues from 50.9 percent in 2016 to 48.3 percent in 2017.

2016 compared to 2015
EBIT for 2016 was €595 million, an increase of €151 million, or 33.9 percent, from €444 million for 2015. As a percentage of net revenues, EBIT increased from 15.6 percent in 2015 to 19.2 percent in 2016.
The increase in EBIT was primarily attributable to (i) positive volume impact of €69 million, (ii) positive net foreign currency exchange impact of €64 million (including positive €71 million relating to foreign currency hedging instruments), (iii) positive contribution of €54 million related to an increase in engine shipments to Maserati, engines rented to other Formula 1 racing teams and other supporting activities, including sponsorship, commercial and brand activities, and (iv) a decrease in selling, general and administrative costs of €44 million, which were partially offset by (i) unfavorable product mix of €28 million, and (ii) an increase in research and development costs of €52 million.
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

The increase in EBIT as a percentage of net revenues from 15.6 percent in 2015 to 19.2 percent in 2016, was primarily attributable to the combination of the previously mentioned effects on EBIT above and a decrease in cost of sales as a percentage of net revenues from 52.5 percent in 2015 to 50.9 percent in 2016.
Net financial expenses

	For the years ended December 31,			Increase/(Decrease)
	2017	2016	2015	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Net financial expenses	29	28	10	1	5.5%	18	n.m.
2017 compared to 2016
Net financial expenses for 2017 were €29 million compared to €28 million for 2016, representing an increase of €1 million.
An increase in (i) net foreign exchange losses and (ii) interest expenses on bonds was substantially offset by (iii) a decrease in interest expenses on bank borrowings, primarily related to the Term Loan and the Bridge Loan which were fully repaid in November 2017 and March 2016, respectively, (iv) financial income related to the Delta Topco option and (v) a gain on the fair value measurement of the Series C Liberty Formula One shares (“Liberty Shares”) subsequent to initial recognition at cost.
2016 compared to 2015
Net financial expenses for 2016 were €28 million compared to €10 million for 2015, representing an increase of €18 million.
The increase in net financial expenses was primarily attributable to interest expenses on debt incurred, directly or indirectly, as a result of the Restructuring which took place in October 2015, and in particular, interest expenses relating to the Term Loan, the Bridge Loan (which was fully repaid in March 2016), which were primarily used to repay a portion of the FCA Note and interest expenses, as well as interest expenses on the 2023 Bond. Net financial expenses also included interest expenses on other bank borrowings.

Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2017	2016	2015	2017 vs. 2016		2016 vs. 2015
	(€ million, except percentages)
Income tax expense	209	167	144	42	24.5%	23	16.3%
2017 compared to 2016
Income tax expense for 2017 was €209 million, an increase of €42 million, or 24.5%, from €167 million for 2016. The increase in income tax expense was primarily attributable to an increase in profit before taxes from €567 million in 2016 to €746 million in 2017, partially offset by a decrease in the effective tax rate net of IRAP from 25.8 percent in 2016 to 24.2 percent in 2017. The decrease in the effective tax rate net of IRAP was primarily attributable to the combined effects of a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent (effective from 2017), deductions related to eligible research and development costs and depreciation of fixed assets in accordance with tax regulations in Italy, partially offset by a decrease in net deferred tax assets due to the Tax Cuts and Jobs Act (the “Tax Act”), which was enacted into law in the U.S. on December 22, 2017.
The Tax Act includes various changes to the tax law, including a reduction in the corporate income tax rate from 35% to 21% effective January 1, 2018. We recognized the effects of the changes in the tax rate and laws resulting from the Tax Act in 2017, which resulted in a €4.7 million decrease in net deferred tax assets.
2016 compared to 2015
Income tax expense for 2016 was €167 million, an increase of €23 million, or 16.3 percent, from €144 million for 2015. The increase in income tax expense was primarily attributable an increase in profit before taxes from €434 million in 2015 to €567 million for 2016, partially offset by a decrease in the effective tax rate net of IRAP from 30.0 percent in 2015 to 25.8 percent in 2016. The decrease in the effective tax rate net of IRAP was primarily attributable to the combined effects of adjustments to deferred taxes assets and liabilities due to a change in Italian tax law to reduce the corporate income tax rate from 27.5 percent to 24.0 percent (effective from 2017) and additional tax deductions in 2016 on eligible research and development costs and on investments and other expenses, in accordance with Italian tax regulations.
Recent Developments
On February 9, 2018 the Company announced its intention to launch a share buyback program. The Company expects the program to involve the repurchase from time to time of up to €100 million in common shares. The program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan approved in 2017. Under the program, as of February 20, 2018 the Company purchased an aggregate of 190,600 common shares on the New York Stock Exchange (NYSE) for an aggregate consideration of $22,838,301. As of February 20, 2018 the Company held 5,160,225 common shares in treasury, and in total the Company held 2.06 percent of the total issued share capital in treasury, including the common shares and the special voting shares.

On February 20, 2018, the Company announced that Scuderia Ferrari has extended its partnership agreement with Philip Morris International, continuing a collaboration of nearly five decades.

On February 21, 2018, the Group announced that it has selected the 88th edition of the Geneva International Motor Show for the world premiere of the Ferrari 488 Pista, the Group’s successor to Ferrari’s V8-engined special series. The Ferrari 488 Pista marks a significant step forward from the previous special series in terms of both sporty dynamics and for the level of technological carryover from racing.

On February 22, 2018, the Company presented the new car for the 2018 Formula 1 World Championship.

On February 23, 2018, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.71 per common share, totaling approximately €134 million. The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2018.

B. Liquidity and Capital Resources
Liquidity Overview
We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditure in 2018 is expected to be approximately €550 million, primarily to support continuous product range renewal and research and development expenditure to transition our product portfolio to hybrid technology. We plan to fund our capital expenditure primarily with cash from our operating activities.
Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. Prior to the Separation, which was completed on January 3, 2016, we managed our liquidity through participation in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation, we terminated such arrangements and we now centrally manage our operating cash management, liquidity and cash flow requirements on a standalone basis with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.
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
The payment of taxes also affects our working capital. In 2016 our tax payments were higher as it was our first year as a standalone tax group. We paid the first tax advance in relation to 2016 taxes at the end of the second quarter of 2016 and the second advance in the fourth quarter of 2016. Also in 2016, we settled our 2015 tax balance from the FCA Group tax consolidation. In the second quarter of 2017, we paid the remaining balance of 2016 taxes as well as the first advance in relation to 2017 taxes, and we paid the second advance in the fourth quarter of 2017.
Our capital expenditure requirements are, among other things, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range. Going forward, our capital expenditure will also be influenced by research and development expenditure to support product range expansion. In 2018 and future periods we expect that our levels of capital expenditure will increase as we continue our investment in hybrid technology. Capital expenditure is also influenced by the timing of research and developments costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarter of the year.
We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our supercars and limited edition cars. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows
The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2017, 2016 and 2015. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2017	2016	2015
	(€ million)
Cash flows from operating activities	663	1,005	707
Cash flows used in investing activities	(379)	(320)	(317)
Cash flows used in financing activities	(85)	(411)	(351)
Translation exchange differences	(9)	1	10
Total change in cash and cash equivalents	190	275	49
Operating Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, our cash flows from operating activities were €663 million, primarily the result of:

(i)
profit before tax of €746 million, adjusted to add back €261 million of depreciation and amortization expense, €39 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments), €29 million of net finance costs and €13 million in provisions accrued. Other non-cash expenses were primarily attributable to share-based compensation expense under the equity incentive plan and equity-settled Non-Executive Directors’ compensation.

These cash inflows were partially offset by:

(i)
€73 million related to cash absorbed by the change in other operating assets and liabilities, primarily attributable to a decrease in advances for the LaFerrari Aperta in 2017, partially offset by advances received for the Ferrari J50;

(ii)
€61 million related to cash absorbed by the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash absorbed by inventory of €88 million driven by projected volume growth in line with our 2018 production outlook, and (b) cash absorbed by trade receivables of €2 million, partially offset by (c) cash generated from trade payables of €29 million, driven by an increase in volumes;

(iii) €44 million related to cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio in the United States;

(iv)	€32 million of net finance costs paid; and

(v)	income tax paid of €215 million, primarily related to the payment of the remaining balance of 2016 taxes and advances of 2017 taxes.
Operating Activities — Year Ended December 31, 2016
For the year ended December 31, 2016, our cash flows from operating activities were €1,005 million, primarily the result of:

(i)
profit before tax of €567 million, adjusted to add back €248 million of depreciation and amortization expense, €82 million in provisions and €28 million of net finance costs, partially offset by €41 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets, as well as €3 million non-cash result from investments. The €82 million in provisions accrued was primarily attributable to (a) a warranty and recall campaigns provision of €60 million, of which €37 million related to the Takata airbag inflator recalls and the remainder primarily related to an increase in volumes, and (b) other risks of €22 million, primarily related to disputes with a distributor;

(ii)
€405 million related to cash generated by a decrease in receivables from financing activities, primarily attributable to a cash payment of €432 million received in November 2016 following the sale by the Group of the majority stake in FFS GmbH to FCA Bank, as a result of which FFS GmbH was deconsolidated by the Group and the funding of FFS GmbH is being directly provided by FCA Bank (see Note 17 to the Consolidated Financial Statements), partially offset by an increase in the financial services portfolio in the United States; and

(iii)	€7 million relating to cash generated by other operating assets and liabilities, which benefited by approximately €69 million from advances received, mainly related to the LaFerrari Aperta.
These cash inflows were partially offset by:

(i)	€20 million in net finance costs paid;

(ii)
€16 million related to cash absorbed by the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash absorbed by inventory of €33 million, (b) cash absorbed by trade receivables of €89 million, partially offset by (c) cash generated from trade payables of €106 million, all of which were driven by an increase in volumes and Maserati engines; and

(iii)	income tax paid of €252 million, primarily related to payments of tax advances on 2016 taxes and the settlement of the 2015 tax balance from the FCA Group tax consolidation.
Operating Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, our cash flows from operating activities were €707 million, primarily the result of:

(i)
profit before tax of €434 million, adjusted to add back €275 million of depreciation and amortization expense, €51 million in provisions accrued, €32 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets, and €10 million of net finance costs. The €51 million in provisions accrued was composed of (a) warranty provision of €33 million, primarily related to the increase in cars shipped, and to a lesser extent, a change in mix driven by increased shipments of the LaFerrari and the FXX K, which have higher warranty costs compared to range and special series cars, (b) legal proceedings and disputes of €9 million, and (c) other risks and charges of €9 million. The €32 million related to other non-cash expenses and income and net gains on disposal of property, plant and equipment and intangible assets primarily related to the allowances for doubtful accounts of trade and financial receivables and the inventory provision;

(ii)
€121 million related to cash generated by a decrease in receivables from financing activities, primarily attributable to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China, which at December 31, 2014 was equal to €147 million, and the sale of the financial assets portfolios of Ferrari Financial Services S.p.A. and Ferrari Financial Services Japan KK, partially offset by an increase of the financial services portfolio in the USA.

These cash inflows were partially offset by:

(i)
€33 million related to cash absorbed by the net change in inventories, trade payables and trade receivables. In particular, the movement was driven by (a) cash absorbed by trade payables of €46 million, mainly due to the full production of the LaFerrari in 2014 while at the end of 2015 the product lifecycle was nearing completion and shipments are planned to be completed in the first quarter of 2016, (b) cash absorbed by inventories of €3 million, consistent with increased volumes, partially offset by (c) cash generated from trade receivables of €16 million mainly due to collections of related party receivables;

(ii)	€25 million relating to cash absorbed by other operating cash flows, primarily attributable to the net change in other operating assets and liabilities;

(iii)	€13 million in net finance costs paid; and

(iv)	income tax paid of €145 million.
Investing Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, our net cash used in investing activities was €379 million, primarily the result of:

(i)
€392 million of capital expenditures, mainly including €189 million related to additions to property, plant and equipment and €203 million relating to intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.

These cash outflows were partially offset by:

(i)	€8 million of proceeds from exercising the Delta Topco option;

(ii)	€5 million of proceeds from the sale of property, plant and equipment and intangible assets.
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

These cash outflows were partially offset by:

(ii)	€37 million of proceeds from the disposal of assets and liabilities related to investment properties; and

(iii)	€2 million of proceeds from the sale of property, plant and equipment and intangible assets and the net change in investments and other financial assets.

Financing Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, our net cash used in financing activities was €85 million, primarily the result of:

(i)
€795 million related to the full repayment of the Term Loan, including €100 million of mandatory scheduled payments in June 2017 and €695 million for the full repayment of the remaining balance in November 2017, primarily with the proceeds of the 2021 Bond;

(ii)	€120 million related to a cash distribution of reserves to holders of our common shares;
(iii) €8 million related to the net change in other debt; and
(iv) €1 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd.
These cash outflows were partially offset by:

(i)	€694 million of net proceeds related to the issuance of the 2021 Bond (see “Bonds” below), which were used, together with additional cash held, for the full repayment of the Term Loan;

(ii)	€141 million of proceeds net of repayments related to our revolving securitization programs in the USA; and

(iii)	€4 million of net proceeds of other bank borrowings.

Financing Activities — Year Ended December 31, 2016

For the year ended December 31, 2016, net cash used in financing activities was €411 million, primarily the result of:

(i)
€701 million related to principal repayments of the Term Loan, including voluntary prepayments of €600 million (€300 million in September 2016 and €300 million in December 2016) and mandatory scheduled repayments of €92 million and $9 million in December 2016;

(ii)	€500 million related to the full repayment of the Bridge Loan;

(iii)	€212 million related to net repayments of other bank borrowings;

(iv)	€87 million cash distribution of reserves to holders of our common shares; and

(v)	€17 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;
These cash outflows were partially offset by:

(i)	€491 million of net proceeds related to the issuance of the 2023 Bond (see “Bonds” below);

(ii)	€463 million of proceeds net of repayments related to revolving securitization programs in the USA;

(iii)	€135 million in net proceeds from the settlement of the deposits in FCA Group cash management pools and liabilities with FCA;

(iv)	€16 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.

Financing Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in financing activities was €351 million, primarily the result of:

(i)	€3,211 million related to net repayments of financial liabilities with FCA, including repayment of the FCA Note for €2,800 million;

(ii)	€54 million related to dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;

(iii)	€11 million related to net repayments of other debt; and

(iv)	€8 million related to the acquisition of non-controlling interests of the subsidiary Ferrari Financial Services S.p.A.
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

Capital Expenditures
Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the year ended December 31, 2017 were €392 million (€342 million and €356 million for the years ended December 31, 2016 and 2015, respectively).
The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
	2017	2016	2015
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	185	141	154
Patents, concessions and licenses	12	12	9
Other intangible assets	6	13	8
Total intangible assets	203	166	171
Property, plant and equipment
Industrial buildings	5	6	24
Plant, machinery and equipment	132	82	118
Other assets	13	7	11
Advances and assets under construction	39	81	32
Total property, plant and equipment	189	176	185
Total capital expenditures	392	342	356
Intangible assets
Our total capital expenditures in intangible assets for the year ended December 31, 2017 were €203 million (€166 million and €171 million for the years ended December 31, 2016 and 2015, respectively), the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models, including to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.
For the year ended December 31, 2017, we invested €185 million in externally acquired and internally generated development costs, of which €98 million related to development of models to be launched in future years and €87 million primarily related to the development of our current range and special series cars and components.
For the year ended December 31, 2016, we invested €141 million in externally acquired and internally generated development costs, of which €85 million related to development of models to be launched in future years and €56 million primarily related to the development of our current range and special series cars and components.
For the year ended December 31, 2015, we invested €154 million in externally acquired and internally generated development costs, of which €75 million related to development of models to be launched in future years and €79 million primarily related to the development of our current range and special series cars and components.
Investment in other intangible assets mainly relates to costs recognized for the implementation of software.
Property, plant and equipment
Our total capital expenditure in property, plant and equipment for the year ended December 31, 2017 was €189 million (€176 million and €185 million for the years ended December 31, 2016 and 2015, respectively).
Our most significant investments generally relate to plant, machinery and equipment, which amounted to €132 million for the year ended December 31, 2017 (€82 million and €118 million for the years ended December 31, 2016 and 2015, respectively) and to a lesser extent advances and assets under construction, which amounted to €39 million for the year ended December 31, 2017 (€81 million and €32 million for the years ended December 31, 2016 and 2015, respectively). In particular, our most significant investments include investments in car production and engine assembly lines, as well as plant and machinery used for engine testing to ensure engines deliver the expected performance prior to installation in the car, referred to as the test bench.
For the year ended December 31, 2017, investments in plant, machinery and equipment of €132 million were composed of €74 million related to the investments in cars production lines, €12 million of investments related to our personalization programs and €9 million related to engine assembly lines. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
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
Advances and assets under construction for the year ended December 31, 2017 amounted to €39 million (€81 million and €32 million for the years ended December 31, 2016 and 2015, respectively). In particular, for the year ended December 31, 2017, 2016 and 2015, advances and assets under construction primarily related to investments in car production lines for models to be launched in future years.

Net Debt and Net Industrial Debt
Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2017 and 2016.

	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	648	458
Total liquidity	648	458
Bonds	(1,194)	(498)
Securitizations	(556)	(486)
Borrowings from banks	(38)	(37)
Term Loan	—	(800)
Other debt	(18)	(27)
Total debt	(1,806)	(1,848)
Net Debt	(1,158)	(1,390)
Funded portion of the self-liquidating financial receivables portfolio	685	737
Net Industrial Debt	(473)	(653)
Cash and cash equivalents
Cash and cash equivalents were €648 million at December 31, 2017 compared to €458 million at December 31, 2016. The increase in cash and cash equivalents was primarily driven by €284 million of Free Cash Flow, partially offset by €85 million of cash flows used in financing activities. See “Cash Flows” above for further details.
Approximately 67% percent of our cash and cash equivalents were denominated in Euro at December 31, 2017. Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China, which amounted to €66 million at December 31, 2017 (€48 million at December 31, 2016), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €28.2 million and €19.4 million at December 31, 2017 and 2016, respectively.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2017	2016
	(€ million)
Euro	435	318
U.S. Dollar	88	16
Chinese Yuan	62	58
Japanese Yen	26	37
Other currencies	37	29
Total	648	458
Total Available Liquidity
Our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2017 was €1,148 million (€958 million at December 31, 2016).
The following table summarizes our total available liquidity:

	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	648	458
Undrawn committed credit lines	500	500
Total available liquidity	1,148	958
The undrawn committed credit lines relate to a revolving credit facility. See “The Facility” below for further details.
Borrowings from banks

Borrowings from banks at December 31, 2017 mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €29 million (€24 million at December 31, 2016) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at December 31, 2017) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €9 million (€13 million at December 31, 2016) relating to various short and medium term credit facilities.

Borrowings from banks at December 31, 2016 also included €800 million relating to the Term Loan, which was fully repaid in 2017, primarily with proceeds from the 2021 Bond issued in November 2017. See “The Facility” below.

The Facility
On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). At inception, the Facility comprised a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring.

In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the 2023 Bond (see “Bonds” below).

In 2016 and 2017 the Company made scheduled payments and voluntary prepayments, funded in part with the proceeds of the 2021 Bond described under “Bonds” below, to fully repay the Term Loan.

At December 31, 2017 and 2016 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF has a maturity of five years from inception of the Facility.

Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2017 of €498.9 million includes accrued interest of €5.9 million.

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694.2 million after the debt discount and issuance costs. The net proceeds were primarily used to repay the Term Loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2017 of €694.6 million includes accrued interest of €0.2 million.

The notes for both the 2023 Bond and the 2021 Bond impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2017 and 2016, Ferrari was in compliance with the covenants of the notes.

Securitizations

In 2016 and 2017 FFS Inc has pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.

On January 19, 2016, FFS Inc entered into a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. In 2016, proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The funding limit of the program has been progressively increased over time, including to $275 million on December 16, 2016, to $325 million on July 14, 2017, and to $350 million on December 15, 2017. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2017 total proceeds from the sales of financial receivables under the program were $325 million. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc entered into a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. In 2016, proceeds from the first sale of financial receivables were $175 million and were primarily used to repay U.S. Dollar denominated bank borrowings. On April 21, 2017 the funding limit of the program was increased to $225 million and this amount remained unchanged in the renewal of the program in September 2017. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2017, total proceeds from the sales of financial receivables under the program were $222 million.The securitization agreement requires the maintenance of an interest rate cap.

On December 28, 2016, FFS Inc entered into a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. In 2016, proceeds from the first sale of financial receivables were $64 million and were primarily used to repay U.S. Dollar denominated bank borrowings. On December 20, 2017, the funding limit was increased to $135 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 120 basis points. As of December 31, 2017 total proceeds from the sales of financial receivables under the program were $120 million. The securitization agreement does not require an interest rate cap.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €28.2 million and €19.4 million at December 31, 2017 and 2016, respectively.

Other debt

Other debt primarily relates to funding for operating activities of our U.S. subsidiaries.

Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
	2017	2016	2015
	(€ million)
Cash flows from operating activities	663	1,005	707
Cash flows used in investing activities	(379)	(320)	(317)
Free Cash Flow	284	685	390
Change in the self-liquidating financial receivables portfolio	44	(405)	39
Free Cash Flow from Industrial Activities	328	280	429
Free Cash Flow for the year ended December 31, 2017 was €284 million compared to €685 million for the year ended December 31, 2016. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2017 was €328 million compared to €280 million for the year ended December 31, 2016. The increase was primarily attributable to an increase in EBITDA and a decrease in tax payments (primarily due to the fact that in 2016 we made payments to settle the 2015 tax balance from the FCA Group tax consolidation) partially offset by an increase in capital expenditures, advances no longer being received for the LaFerrari Aperta and cash absorbed from an increase in net working capital.
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
Excluding these one-time effects in 2015, Free Cash Flow from Industrial Activities of €280 million in 2016 represented an increase of €48 million compared to €232 million of Free Cash Flow from Industrial Activities in 2015. Such increase is mainly attributable to an increase in Adjusted EBITDA from €748 million in 2015 to €880 million in 2016, as well as a positive change in net working capital in 2016 compared to 2015 and advances received for LaFerrari Aperta, which were partially offset by an increase in income taxes paid, primarily attributable to payments of 2016 tax advances and settlement of the 2015 tax balance.

C. Research and Development, Patents and Licenses, etc.
Research and Development
For a detailed analysis of research and development costs, see “Item 4.B. Business—Research and Development”.
D. Trend Information
Please refer to “Item 5. Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities” for information required by this item.
E. Off Balance Sheet Arrangements
We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 30 “Commitments” to our Consolidated Financial Statements included elsewhere in this document.

F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments at December 31, 2017:

	Payments due by period
	1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	258	307	700	500	1,765
Interest on long-term financial liabilities (2)	16	24	17	8	65
Operating lease obligations (3)	1	1	—	—	2
Unconditional minimum purchase obligations (4)	137	102	6	4	249
Purchase obligations (5)	18	20	—	—	38
Total contractual obligations	430	454	723	512	2,119
______________________________

(1)
Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due. For additional information see Note 25 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations.

(2)
Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the current rates in effect at December 31, 2017.

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
The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2017 as follows:

Amount
(€ million)
Debt	1,806
Short-term debt obligations	(47)
Amortized cost effects	6
Long-term debt	1,765
Pension, post-employment benefits and other provisions for employees
We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2017 the liability for such obligations amounted to €84 million (€91 million at December 31, 2016). See Note 23 to the Consolidated Financial Statements.
G. Safe Harbor

See section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The current Board of Directors of Ferrari was appointed effective as of April 14, 2017 and its term of office will expire on the day the next Annual General Meeting of Shareholders is held, which is currently expected to be held on April 13, 2018.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman, Chief Executive Officer and Executive Director
John Elkann	1976	Vice Chairman and Non-Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Louis C. Camilleri	1955	Senior Non-Executive Director
Giuseppina Capaldo	1969	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
Sergio Duca	1947	Non-Executive Director
Lapo Elkann	1977	Non-Executive Director
Amedeo Felisa	1946	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
Elena Zambon	1964	Non-Executive Director
Summary biographies for persons who are currently directors of Ferrari are included below:
Sergio Marchionne. Mr. Marchionne is the Chairman and Chief Executive Officer of Ferrari N.V.. Mr. Marchionne is also the Chairman of Ferrari S.p.A. since October 2014 and the Chief Executive Officer since June 2016. Mr. Marchionne currently serves as Chief Executive Officer of FCA, and Chairman and Chief Executive Officer of FCA U.S.. Mr. Marchionne leads FCA’s Group Executive Council and has been Chief Operating Officer of its NAFTA region since September 2011. He also serves as Chairman of CNH Industrial N.V. (“CNHI”). He was the chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI in 2013. Prior to joining FCA, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto. Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Executive Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne is non-executive Vice Chairman of Exor N.V.. Mr. Marchionne is a member of the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG.
John Elkann. Mr. John Elkann is Vice Chairman of Ferrari N.V., Chairman and Chief Executive Officer of EXOR and Chairman of Fiat Chrysler Automobiles N.V.. Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Giovanni Agnelli B.V. and of PartnerRe. He is Vice Chairman of Ferrari S.p.A. and a board member of The Economist Group and of GEDI Gruppo Editoriale S.p.A.. Mr. Elkann is a trustee of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation. Mr. John Elkann is the brother of Mr. Lapo Elkann (Non-Executive Director).

Piero Ferrari. Mr. Piero Ferrari is Vice Chairman of Ferrari N.V. and he has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is a board member of Ferretti Group and a board member and Vice President of CRN Ancona (Ferretti Group). He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2001 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of Cavaliere del Lavoro.
Delphine Arnault. Born on April 4th 1975, Ms. Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a main board director of LVMH Moët Hennessy Louis Vuitton SA since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé, and, until 2017, sat on the supervisory board of Les Echos, the leading French business daily. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s Board of Directors in 2007. She was appointed to the boards of Céline in December 2011, Christian Dior SE in April 2012 and 21st Century Fox in June 2013. In December 2015 she joined the board of the Italian jeweler Repossi, in which LVMH is a shareholder. Delphine Arnault has also been a member of the supervisory board of M6 Group since November 2009 and of Havas since May 2013.
Louis C. Camilleri. Mr. Camilleri is Senior Non-Executive Director and Chairman of the Board of Directors of Ferrari N.V.. Mr. Camilleri currently serves as Non-Executive Chairman of the Board of Philip Morris International Inc. (“PMI”). From March 2008 to May 2013, he served as Chairman and Chief Executive Officer of PMI. From April 2002 and August 2002 until March 2008, he was Chief Executive Officer and Chairman of Altria Group, Inc., respectively. From November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. He had been employed continuously by Altria Group, Inc. and its subsidiaries (including PMI) in various capacities since 1978. Mr. Camilleri was appointed to the Board of Directors of América Móvil, S.A.B. de C.V. in April 2011, and previously served on the Board of Telmex International SAB from December 2009. Mr. Camilleri was a director of Kraft Foods Inc. (“Kraft”) from March 2001 to December 2007 and was Kraft’s Chairman from September 2002 to March 2007. Mr. Camilleri received a degree in Economics and Business Administration from HEC Lausanne, the Faculty of Business & Economics of the University of Lausanne (Switzerland).
Giuseppina Capaldo. Ms. Capaldo is Full Professor of Private Law, at “La Sapienza” University of Rome. She is an independent member of the Board of Directors of Salini Impregilo S.p.A. (2012-present) and Banca Monte dei Paschi S.p.A. (2017-present). She was an independent member of the Board of Directors of Exor S.p.A. from 2012 to 2015 and Credito Fondiario S.p.A. (2014-2017). She was a member of the Board of Directors of Ariscom S.p.A. (an Italian insurance company) from 2012-2015 and A.D.I.R. - Assicurazioni di Roma (2006-2010). She collaborated with the Macchi di Cellere Gangemi law firm in the Banking and Finance, Corporate and M&A sectors (2004-2007). She has been Deputy Rector for Resource Planning and Assets (since 2014) at La Sapienza University; Director of LLM “Financial Markets Law” (since 2009). Previously, she served as Deputy Rector for Strategic Planning (2008-2014); Head of Department of “Law and Business” (2007-2013); and Director of PhD “Contract Law and Business” (2007-2011). Ms. Capaldo has a degree in Economics and a degree in Law from “La Sapienza” University of Rome, has been a licensed certified public accountant since 1992 and is listed in the Register of Independent Auditors (since 1999). In addition, Ms. Capaldo has been qualified to practice law in Italy since 2003. She authored several publications in the areas of contract law, insurance law, financial law and market legal theory.

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

Sergio Duca. Mr. Duca is the Chairman of the Board of Statutory Auditors of Enel S.p.A. since April 2010 and a member of the Statutory Auditors of BasicNet S.p.A. since 2017. He also serves as Chairman of the Board of Auditors of the Fondazione per la Scuola of Compagnia di San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, a member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A.. In addition, he has previously served as Chairman of the Board of Auditors of the Silvio Tronchetti Provera Foundation, Chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s Board of Auditors and a member of the Board of Auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.
Lapo Elkann. Mr. Lapo Edovard Elkann is Chairman and Founder of Italia Independent Group and of Garage Italia Customs. Born in New York in 1977, after studying in France and England and gaining experience as assistant to Henry Kissinger, Lapo emerged as Worldwide Brand Promotion Director for Fiat Group where he successfully carried out several projects in below-the-line marketing and participated in the relaunch of the Fiat 500. In 2007 he undertook the entrepreneurial path founding the lifestyle brand “Italia Independent”, the creative factory “Independent Ideas” and the Holding “Italia Independent Group”, which was listed on the Italian Stock Exchange in June 2013. In 2011 he started a collaboration with Ferrari to create the Tailor Made Unit. In March 2015 he founded Garage Italia Customs, a customization service for the motion industry. In July 2013 he was inducted in the Automotive Hall of Fame, the American institution dedicated to preserving and celebrating outstanding automotive achievement. Lapo Elkann also serves on the Board of Directors of Pinacoteca Giovanni e Marella Agnelli. Mr. Lapo Elkann is the brother of Mr. John Elkann (Vice Chairman and Non-Executive Director).

Amedeo Felisa. Mr. Felisa, who joined Ferrari in 1990, was the CEO of Ferrari S.p.A. from 2008 until June 2016. From 2006 to 2008 he served as General Manager and Deputy General Manager. From 1996 to 2004 he was the General Manager of the GT department, coordinating the product development, powertrains and vehicle departments of both Ferrari and Maserati with respect to the market positioning of the two brands. In the 1990s, as a Technical Senior Vice President, Mr. Felisa oversaw the planning, coordination and management of the entire technical department, including defining new business model plans, supervising the development of both innovation and products and managing the product development teams, including ensuring employee growth. Prior to joining Ferrari, he was a product development team leader at Alfa Romeo S.p.A.. Mr. Felisa holds a degree in mechanic engineering from the Milan Politecnico.
Maria Patrizia Grieco. Mrs. Maria Patrizia Grieco has been the Chairman of the Board of Directors of Enel since May 2014. After graduating in law at the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became Chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager to re-organize and reposition the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013, she was Chief Executive Officer of Olivetti, where she also held the role of Chairman from 2011. She has been a director of Fiat Industrial and she is currently on the boards of Anima Holding, Ferrari, Amplifon, CIR and Bocconi University. Mrs. Grieco is also a member of the steering committee of Assonime. Maria Patrizia Grieco was appointed Chairman of the Italian Corporate Governance Committee in 2017. The purpose of the Committee is the promotion of good corporate governance practices of Italian listed companies.
Adam Keswick. Mr. Adam Keswick was appointed Non-Executive Director of Jardine Matheson in 2016. He first joined the Jardine Matheson Group in 2001 before being appointed to the Board of Jardine Matheson in 2007. He was Deputy Managing Director of Jardine Matheson from 2012 to 2016 and became Chairman of Matheson & Co. in August 2016. Mr. Keswick is also Deputy Chairman of Jardine Lloyd Thompson and a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also a supervisory board member of Rothschild & Co..

Elena Zambon. Ms. Zambon is President of Zambon S.p.A., a multinational pharmaceutical company founded in Vicenza in 1906, Vice President of ZaCh - Zambon Chemicals and member of the Board of Zambon Company S.p.A., holding company of the group. Ms. Zambon is the founder of Secofind, the multi-family office of the Zambon family, and President of the Foundation Zoé - Zambon Open Education. Ms. Zambon is a member of the Board of Unicredit and a member of the Board of IIT - Istituto Italiano di Tecnologia (Italian Institute of Technology). Furthermore, Ms. Zambon is President of AIdAF, the Italian Association of Family Businesses, a board member of FBN, Family Business Network, and Vice President of Aspen Institute Italia. In June 2017, Elena Zambon was appointed Vice President of Assolombarda for Research, Open Innovation, Life Sciences, EMA and Technopole. In June 2014 she was nominated “Cavaliere del Lavoro” by the President of the Italian Republic and has received the award “Imprenditore Olivettiano 2010” and “Marisa Belisario 2010”, annually assigned to women who have distinguished themselves in the business world. From 1989 to 1994, Ms. Zambon worked for Citibank. Ms. Zambon was born in Vicenza in 1964, and received a bachelor degree in Business Administration at the University “Bocconi” in Milan.
Ferrari’s management consists of a Group Executive Council, or GEC, led by the Chairman. Set forth below are the names, year of birth and position of each of the members of the GEC of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
Sergio Marchionne	1952	Chairman and Chief Executive Officer
Alessandro Gili	1971	Chief Financial Officer
Maurizio Arrivabene	1957	Managing Director of Gestione Sportiva
Michele Antoniazzi	1969	Head of Human Resources
Nicola Boari	1970	Head of Product Marketing
Luca Fuso	1961	Chief Brand Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Flavio Manzoni	1965	Head of Design
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Biographies for the members of the GEC of Ferrari are included below:
Sergio Marchionne. See above.
Alessandro Gili. Mr. Gili was appointed as our Chief Financial Officer in February 2015. In April 2015 he was also appointed as President of Ferrari Financial Services S.p.A.. In December 2016 he was assigned responsibility for Information and Communication Technology (ICT), Enterprise Risk Management (ERM) and Sustainability Reporting. From 2002 to 2014 he held multiple positions with Fiat, FCA US and FCA, including Group Chief Accounting Officer and Principal Accounting Officer, Vice President of World Class Finance and Processes, Corporate Controller and Chief Accounting Officer for FCA US, Head of Accounting and World Class Finance, Fiat Group Automobiles Sector, Director at Fiat Gesco (now FCA Services S.p.A.) and senior manager for KeyG Consulting S.p.A.. Prior to joining the Fiat Group Mr. Gili was a project manager for Innovative Redesign Managements Consultants. Mr. Gili spent the first years of his career in Audit at Coopers & Lybrand. Mr. Gili holds a degree in economics, finance and administration from Turin University and is a Certified Public Accountant and Certified Public Auditor in Italy.
Maurizio Arrivabene. Mr. Maurizio Arrivabene was appointed as Managing Director of Ferrari Gestione Sportiva (Formula 1 activities) and Team Principal of Scuderia Ferrari in January 2015. From 1997 to 2014, he held multiple positions with Philip Morris International Management SA, most recently as Vice President of Marlboro Global Communication and Promotions and Event Marketing (from 2008 to 2011) and Vice President of Consumers, Channel Strategy and Event Marketing (from 2011 to 2014). Since 2010, Mr. Arrivabene is a member of the FIA Formula One Commission, initially representing Formula One sponsors and, since January 2015, representing Scuderia Ferrari. Since 2012 Mr. Arrivabene is serving as a member of the Board of Directors of Juventus F.C. S.p.A., where he has also been member of the Control and Risks Committee and the Nomination and Remuneration Committee from 2012 until 2015. Mr. Arrivabene studied architecture at the University of Venice and attended advanced courses at the IMD in Lausanne, Switzerland.

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
Luca Fuso. Mr. Fuso was appointed as our Chief Brand Officer in September 2015. Prior to joining Ferrari, Mr. Fuso served as the Global Head of Proprietary Brand Division from 2013 to 2015 and as the Global Head of Licensed Brands Division from 2011 to 2013 of the SAFILO Group, an Italian eyewear designer and manufacturer. He has also previously served as Managing Director, Sportswear Division of Moncler - Industries S.p.A., an Italian apparel manufacturer and lifestyle brand, CEO and Managing Director of B&B Italia S.p.A., an Italian furniture company, and General Manager Business and various other roles at Diesel S.p.A., an Italian clothing company. Mr. Fuso received his degree in Business Administration from Perugia University and completed the Strategic Marketing Program at SDA Bocconi in Milan.
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
Michael Hugo Leiters. Mr. Leiters was appointed as our Chief Technology Officer in January 2014. Prior to joining Ferrari he worked at Porsche AG from 2000 to 2013 where he held multiple positions, ultimately becoming head of the SUV product line in 2010. From 1996 to 2000, he served as an engineer and manager at the Institut fur Produktionstechnologie in Aachen, Germany. Mr. Leiters holds an engineering diploma and an engineering doctorate from RWTH-Aachen.
Flavio Manzoni. Mr. Manzoni was appointed as our Head of Design in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Skoda, Bentley, Bugatti and Volkswagen recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a thesis in industrial design from the University of Florence.
Vincenzo Regazzoni. Mr. Regazzoni was appointed as our Chief Manufacturing Officer in March 2015. Prior to his appointment to that role, he held various senior production and industrial performance roles at Ferrari and Maserati, including head of Technologies and Infrastructure from 2010 to 2015 and head of Process/Product Technologies from 2003 to 2010. Prior to joining Ferrari in 1998, he held production roles at Varian S.p.A. and Fiat Auto S.p.A.. Mr. Regazzoni has a degree in mechanical engineering with a specialization in management systems and plant from Tor Vergata University in Rome.

B. Compensation
Introduction
This description below summarizes the remuneration policy applicable to the executive and non-executive directors of the Company and the remuneration paid to these individuals for the year ended on December 31, 2017. The form and amount of compensation received by the directors of Ferrari for the year ended on December 31, 2017 was determined in accordance with the remuneration policy. The Company may from time to time amend the remuneration policy subject to Shareholders’ approval when necessary.
Remuneration Policy for Executive Directors
The Board of Directors determines the compensation for our executive directors at the recommendation of the Compensation Committee and with reference to the remuneration policy. The remuneration policy is approved by our shareholders and is published on our corporate website www.ferrari.com.
The objective of the remuneration policy is to provide a compensation structure that allows us to attract and retain the most highly qualified executive talent and by motivating such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values.
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
The compensation structure for executive directors includes a fixed component and a variable component based on short and long-term performance. We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives. We establish target compensation levels using a market-based approach and we periodically benchmark our executive compensation program against peer companies and monitor compensation levels and trends in the market.
Remuneration elements
On the basis of the remuneration policy objectives, compensation of executive directors consists, inter alia, of the following elements discussed below. We note that only the long-term incentives element was applicable in 2017.
Fixed component
The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors is to attract and retain highly qualified senior executives. Our policy is to periodically benchmark comparable salaries paid to executives with similar experience by comparable companies.

Variable components
Executive directors are also eligible to receive variable compensation subject to the achievement of pre-established financial and other identified performance targets. The short and long-term components of executive directors’ variable remuneration are linked to predetermined, assessable targets and add to long-term shareholder creation.
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
Long-term incentives
Following the approval of the equity incentive plan by the Board of Directors, upon the recommendation of the Compensation Committee, on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan. In particular, 450 thousand performance share units (“PSUs”) have been awarded to the Chief Executive Officer. The grants of the PSUs, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.

We believe that the equity incentive plan increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the Chief Executive Officer of the Company to increasing shareholder value.

The PSUs vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”). The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The target amount of PSUs vest as follows based on the Company’s TSR ranking compared to an industry specific peer group of eight, including the Company, (“Peer Group”):

Ferrari TSR Ranking	% of Target Awards that Vest
1	150%
2	120%
3	100%
4	75%
5	50%

The defined Peer Group is as follows:

Hermes	Burberry	Brunello Cucinelli	Ferragamo
LVMH	Moncler	Richemont

The total number of shares that will eventually be issued upon vesting of the PSUs may vary from the original award of 450 thousand, depending on the level of TSR performance achieved compared to the Peer Group.

The performance period for the PSUs commenced on January 1, 2016. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were awarded is €68.18-€72.06 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions
Grant date share price	€66.85
Expected volatility	17.4%
Dividend yield	1.2%
Risk-free rate	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Other benefits
Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.
Internal pay ratios
The Company is not disclosing pay ratios for 2017 compensation, as the Dutch Corporate Governance Code does not describe the methodology to determine and disclose such ratios. The Company will continue to monitor the new and still evolving guidance under the Dutch Corporate Governance Code.
Remuneration Policy for Non-Executive Directors
Remuneration of non-executive directors is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.
Remuneration of non-executive directors is fixed and not dependent on the Company’s financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans.
The current annual remuneration for the non-executive directors (which was approved at the Annual General Meeting of Shareholders’ of the Company, held on April 14, 2017) is:

•	$75,000 for each non-executive director.

•	An additional $10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman.

•
An additional $5,000 for each member of the Compensation Committee and the Governance and Sustainability Committee and $15,000 for the Compensation Committee Chairman and the Governance and Sustainability Committee Chairman.

•	An additional $25,000 for the lead non-executive director.
All remuneration of the non-executive directors will be paid in cash.

The Board of Directors will determine stock ownership guidelines applicable to directors and employees. The Compensation Committee has been considering options for determining formal stock ownership guidelines that will apply in connection with the first vesting opportunity under the Company’s equity incentive plan in 2019.

Directors’ Compensation
The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2017 from Ferrari and its subsidiaries.

Name	Office held	In office from/to	Annual fee (€)	Other compensation (€)	Total
Sergio Marchionne(1)	Chairman, Chief Executive Officer and Executive Director	01/01/17-12/31/17	—	—	—
John Elkann	Vice Chairman and Non-Executive Director	01/01/17-12/31/17	115,317	—	115,317
Piero Ferrari	Vice Chairman and Non-Executive Director	01/01/17-12/31/17	102,039	9,880(2)	111,919
Delphine Arnault	Non-Executive Director	01/01/17-12/31/17	97,614	—	97,614
Louis C. Camilleri	Senior Non-Executive Director	01/01/17-12/31/17	133,021	—	133,021
Giuseppina Capaldo	Non-Executive Director	01/01/17-12/31/17	106,465	—	106,465
Eddy Cue	Non-Executive Director	01/01/17-12/31/17	102,039	—	102,039
Sergio Duca	Non-Executive Director	01/01/17-12/31/17	119,743	—	119,743
Lapo Elkann	Non-Executive Director	01/01/17-12/31/17	97,614	—	97,614
Amedeo Felisa(3)	Non-Executive Director	01/01/17-12/31/17	47,655	40,000(3)	87,655
Maria Patrizia Grieco	Non-Executive Director	01/01/17-12/31/17	106,465	—	106,465
Adam Keswick	Non-Executive Director	01/01/17-12/31/17	97,614	—	97,614
Elena Zambon	Non-Executive Director	01/01/17-12/31/17	102,039	—	102,039

(1)	No fixed compensation was paid by Ferrari or any of its subsidiaries to Mr. Marchionne in his capacity as Chairman or Chief Executive Officer for the year ended December 31, 2017.

(2)	Relates to a car benefit provided to the Vice-Chairman in accordance with the Remuneration policy of the Company.

(3)
Mr. Felisa served on the Board of Directors as Executive Director with a specific consultancy contract until the Annual General Meeting of Shareholders held on April 14, 2017, following which Mr Felisa served as Non-Executive Director.

Share-Based Compensation of Executive Directors
The following table gives an overview of the share plans held by the Chief Executive Officer.

Name	Grant Date	Vesting Date	Fair Value on Grant Date	Awards Granted	Awards Vested
Sergio Marchionne	April 14, 2017	2019 / 2020 / 2021	€68.18 - €72.06	450,000	—
The above awards relate to 450 thousand PSUs awarded to the CEO under the equity incentive plan, which covers a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon. The PSU awards vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return. At December 31, 2017 none of the PSU awards had vested. The total cost recognized in 2017 for the performance period 2016 and 2017 amounted to approximately €16.5 million. For further details please see Note 22 “Share-Based Compensation” to the Consolidated Financial Statements.
Compensation of the members of the GEC
The compensation paid to or accrued during the year ended December 31, 2017 by Ferrari and its subsidiaries to the members of the GEC (excluding the CEO) amounted to €16.0 million in aggregate, including €4.7 million for share-based compensation in relation to PSUs and RSUs awarded to key management under the equity incentive plan for the performance period covering 2016 and 2017. The PSU and RSU awards vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return, therefore at December 31, 2017 none of the PSU or RSU awards had vested. For further details please see Note 22 “Share-Based Compensation” to the Consolidated Financial Statements.

Director and Officer Overlaps
There are overlaps among the directors and officers of FCA and our directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. Marchionne is also the Chief Executive Officer of FCA, and certain of our other directors and officers may also be directors or officers of FCA or Exor, including Mr. John Elkann, who is our Vice Chairman, the Chairman of FCA and the Chairman and Chief Executive Officer of Exor. Exor holds approximately 23.5 percent of our outstanding common shares and approximately 33.4 percent of the voting power in the Company, while it holds approximately 29.2 percent of the outstanding common shares and 43.1 percent of the voting power in FCA. See “Risk Factors-Risks related to our Common Shares-We may have potential conflicts of interest with FCA and Exor and its related companies.”

C. Board Practices

Please refer to “Item 6.A. Directors and Senior Management” for additional information concerning the Company’s Directors required by this item. None of our directors have a service contract with us that provides for benefits upon termination of employment.
Committees
The Board of Directors has established an Audit Committee effective as of January 3, 2016. Each member of the Audit Committee is an “independent” member of the Board of Directors under Rule 10A-3 under the Exchange Act and within the meaning of the Dutch corporate governance code (the “Code”).
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
Pursuant to the charter of the Audit Committee, the function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of Ferrari’s financial statements, including any published interim reports; (ii) Ferrari’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) Ferrari’s compliance with legal and regulatory requirements; (v) Ferrari’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; (vii) the review and approval of related party transactions, and (viii) the implementation and effectiveness of the company’s ethics and compliance program. The Audit Committee shall be comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

•	neither have a material relationship with Ferrari, as determined by the Board of Directors nor be performing the functions of auditors or accountants for Ferrari;

•	be an “independent” member of the Board of Directors under the rules of the NYSE and Rule 10A-3 under the Exchange Act and within the meaning of the Code; and

•	be “financially literate” and have “accounting or selected financial management expertise” qualifications, as determined by the Board of Directors.
At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and section 2(3) of the Dutch Decree on the Establishment of an audit committee.
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairperson
Eddy Cue	Member
Sergio Duca	Member
Piero Ferrari	Member
Pursuant to the charter of the Governance and Sustainability Committee, the function of the Governance and Sustainability Committee is to assist the Board of Directors with respect to the determination of, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointments of executive and non-executive directors. The Governance and Sustainability Committee shall be comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at most two (2) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.
The Compensation Committee consists of the following members:

Name	Position
Louis C. Camilleri	Chairperson
John Elkann	Member
Elena Zambon	Member
Pursuant to the charter of the Compensation Committee, the function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; (iv) remuneration report. The Compensation Committee shall be comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.

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
At December 31, 2017, we had a total of 3,380 employees, including 92 executives. Of these, approximately 3,196 were based at our Maranello facility, and approximately 184 in offices around the world (including 8 executives), mostly in North America and China.

	At December 31,
	2017	2016	2015
White collar employees	1,531	1,407	1,304
Italy	1,358	1,216	1,143
Rest of the world	173	191	161
Blue collar employees	1,757	1,751	1,607
Italy	1,754	1,748	1,604
Rest of the world	3	3	3
Executives	92	90	87
Total	3,380	3,248	2,998
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
Approximately 11 percent of the employees were trade union members in 2017. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
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

E. Share Ownership
The number of Shares directly and indirectly owned by members of the Board of Directors and members of the GEC on February 19, 2018 is set forth in the table below.

Name	Common Shares	Special Voting Shares
Piero Ferrari	18,894,295	18,892,160
Sergio Marchionne	1,462,000	—
John Elkann	15,375	—
Louis C. Camilleri	3,526	—
Delphine Arnault	2,803	—
Eddy Cue	2,692	—
Adam Keswick	2,643	—
Elena Zambon	1,808	—
Lapo Elkann	1,753	—

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor is the largest shareholder of Ferrari through its approximately 23.5 percent shareholding interest in our outstanding common shares (as of February 19, 2018). See “Item 4.A. History and Development of the Company.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 33.4 percent. In addition, Mr. Piero Ferrari holds approximately 10 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.4 percent.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “Shareholders’ Agreement”.
Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of that merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V., (“G.A.”) which holds 52.99 percent of its share capital. G.A. is a Dutch private company with limited liability (besloten venootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Jeroen Preller, Florence Hinnen, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia and Eduardo Teodorani-Fabbri.

Based on the information in Ferrari’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to us, the following persons owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 19, 2018:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V.(2)	44,435,280	23.5%
Piero Ferrari(2)	18,894,295	10.0%
T. Rowe Price Associates, Inc.(3)	9,410,267	5.0%
Blackrock, Inc.(4)	6,763,273	3.6%
Other public shareholders	109,450,759	57.9%
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
(3) Based on filings with the SEC, T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940 and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 3,143,852 common shares.
(4) Holdings as of December 7th, 2017 based on latest filings with the AFM.
Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 16, 2018, approximately 39.3 million Ferrari common shares, or 20.8 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,200 record holders had registered addresses in the United States.

Shareholders’ Agreement
On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective at the completion of the Separation on January 3, 2016 (the “Shareholders’ Agreement”) and prior to the admission to listing and trading of the common shares of Ferrari on the MTA. Ferrari is not a party to the Shareholders’ Agreement and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders’ Agreement based on regulatory filings made by Exor and Piero Ferrari.
Consultation
For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting of shareholders of Ferrari, Exor and Piero Ferrari will consult with each other prior to each General Meeting. For the purposes of this consultation right and duties, representatives of each of Exor and Piero Ferrari shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting. This consultation right does not include an obligation to vote in any certain way nor does it constitute a veto right in favor of Piero Ferrari.
Pre-emption right in favor of Exor and right of first offer of Piero Ferrari
In the event that Piero Ferrari intends to transfer (in whole or in part) his Ferrari common shares or receives a third party offer for the acquisition of all or part of his Ferrari common shares, Exor will have the right to purchase all (but not less than all) of the common shares Piero Ferrari intends to transfer on the terms of the original proposed transfer by Piero Ferrari or, in case the original proposed transfer was for no consideration, at market prices determined pursuant to the agreement.
In the event Exor intends to transfer (in whole or in part) its common shares to a third party, either solicited or unsolicited, Piero Ferrari will have the right to make a binding, unconditional and irrevocable all cash offer for the purchase of such common shares.
The foregoing will not apply in the case of transfers of Ferrari common shares: (i) by any party to the Shareholders’ Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Ferrari Articles of Association) of such party, (ii) by Exor, to any affiliate of Giovanni Agnelli B.V., to a successor in business of Giovanni Agnelli B.V. and to any affiliate of a successor in business of Giovanni Agnelli e B.V., and (iii) by any party to the Shareholders’ Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari shall not apply in relation to, and Piero Ferrari shall be free and allowed to carry out, market sales to third parties of his Ferrari common shares which in the aggregate do not exceed, during the whole period of validity of the Shareholders Agreement, 0.5 percent of the number of common shares owned by Piero Ferrari upon completion of the Separation.
Term
The Shareholders’ Agreement entered into force upon completion of the Separation on January 3, 2016 and shall remain in force until the fifth anniversary of the effective date of the Separation, provided that if neither of the parties to the Shareholders’ Agreement terminates the Shareholders’ Agreement within six months before the end of the initial term, then the Shareholders’ Agreement shall be renewed automatically for another five year term.
The Shareholders’ Agreement shall terminate and cease to have any effect as a result of the transfer of all the common shares owned by either Exor or Piero Ferrari to a third party.
Governing law and jurisdiction
The Shareholders’ Agreement is governed by and must be interpreted according to the laws of the Netherlands. Any disputes arising out of or in connection with the Shareholders’ Agreement are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

B. Related Party Transactions
Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the FCA group and the companies controlled by Exor (including CNH Industrial N.V. and its subsidiaries), and our unconsolidated subsidiaries, associates and joint ventures. In addition, members of our Board of Directors, Audit Committee and executives with strategic responsibilities and their families are also considered related parties.
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

•
in 2016, the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

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

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.
Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
Pursuant to the charter of the Audit Committee, the Audit Committee reviews and approves related party transactions in order ensure that they are entered into on arm’s length terms. In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities. Please see Note 29 to the Consolidated Financial Statements for further details on our related party transactions.
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
Legal Proceedings
Legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. For information regarding provisions made for legal proceedings, refer to Note 24 of our Consolidated Financial Statements included elsewhere in this document.
Dividend Policy
Subject to the approval by the Shareholders at the 2018 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 0.71 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 134 million.

We intend to return capital to holders of common shares over time through a sustainable dividend policy designed to provide adequate returns to shareholders, while supporting growth and protecting our creditworthiness in order to facilitate access to external funding. We intend to pay between 25% and 40% of our annual net profit by way of dividend; however, the actual level of dividends will be subject to our earnings, cash balances, commitments, strategic plans and other factors that our

Board of Directors may deem relevant at the time of the dividend. For additional information on distribution of profits, refer to “Item 10B. Memorandum and Articles of Association”. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors.

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
The following table presents the high and low closing market prices of Ferrari common shares as reported on the NYSE and the MTA for each of the periods indicated:

	NYSE		MTA
	High	Low	High	Low
	($)		(€)
Period
Fourth quarter 2015 (1)	45.66	56.75	N/A	N/A
Year ended December 31, 2015	56.75	45.66	N/A	N/A
Year ended December 31, 2016	58.67	32.00	56.55	28.00
First quarter 2016	48.49	32.00	44.60	28.00
Second quarter 2016	45.85	38.88	39.75	35.39
Third quarter 2016	51.87	39.54	46.23	35.85
Fourth quarter 2016	58.67	50.40	56.55	45.60
Year ended December 31, 2017	120.00	58.28	103.80	55.05
First quarter 2017	74.86	58.28	69.75	55.05
Second quarter 2017	91.85	70.59	81.70	65.95
Third quarter 2017	116.85	85.70	98.05	74.40
Fourth quarter 2017	120.00	104.17	103.80	87.45
Monthly
August 2017	115.62	107.58	98.05	89.60
September 2017	116.85	108.59	97.75	91.00
October 2017	119.68	112.43	102.90	95.40
November 2017	120.00	108.40	103.80	91.20
December 2017	107.47	104.17	91.15	87.45
January 2018	121.37	105.15	98.95	87.30
February 2018 (through February 16)	129.71	119.62	105.00	97.80
_____________________
(1) From October 21, 2015
B. Plan of Distribution
Not applicable.
C. Markets

Our common shares are listed and traded on the NYSE and on the MTA under the symbol “RACE”.
D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of the articles of association of Predecessor Ferrari has been filed as Exhibit 3.1 to Ferrari N.V. Registration Statement on Form F-1 filed on July 23, 2015.

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
Upon incorporation on September 4, 2015, Ferrari’s issued share capital was €50,000, fully paid and divided into 5,000,000 common shares having a nominal value of € 0.001 each.  In connection with the Merger, Ferrari issued 188,923,499 common shares and 56,497,618 special voting shares, and the 5,000,000 common shares previously outstanding were retired and held in treasury. In 2017, 30,375 shares of such treasury shares have been transferred to non-executive directors who elected to receive part of their compensation in the form of common shares in accordance with our former remuneration policy.
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
Ferrari has a policy in respect of the remuneration of the members of the Ferrari Board of Directors. With due observation of the remuneration policy, the Ferrari Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The Ferrari Board of Directors must submit to the Annual General Meeting of Shareholders for its approval plans to award shares or the right to subscribe for shares. The policy was partially amended as approved by the general meeting of shareholders held on April 14, 2017 by introducing the principle that non-executive directors are paid in cash only and by introducing certain facilitations for the directors in the purchase or use of Company products. In addition the amended policy will provide for the Ferrari Board of Directors to issue stock ownership guidelines applicable to directors and employees.
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
Liability to Further Capital Calls
All of the outstanding Ferrari common shares and special voting shares are fully paid and non-assessable.

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
Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (including the General Meeting). The Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting; and (v) one-tier governance structure.
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
The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari is required to report in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017.

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

Shareholder disclosure and reporting obligations
As a result of the listing of the Ferrari common shares on the MTA, chapter 5.3 of the Dutch act on Financial Supervision (“AFS”) applies, pursuant to which any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Ferrari must promptly give written notice to the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.
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
In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, as amended, notification must be made of any net short position of 0.2% in the issued share capital of Ferrari, and of every subsequent 0.1% above this threshold. Notifications starting at 0.5% and every subsequent 0.1% above this threshold will be made public via the short selling register of the AFM. Furthermore, gross short positions shall be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.
Furthermore, each member of the Board of Directors must notify the AFM:

•	within two weeks after his/her appointment of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, and

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

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Ferrari regarding its application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
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
In addition, persons who are closely associated with members of the Board of Directors or any of the other Insiders must notify the AFM of all transactions conducted for their own account relating to Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.
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
It is prohibited for any person to make use of inside information by conducting, effecting or attempting to conduct or effect a transaction in relevant financial instruments. In addition, it is prohibited for any person to pass on inside information relating to Ferrari or the trade in its securities to a third party or to recommend or induce, on the basis of inside information, any person to conduct a transaction in securities of Ferrari. Furthermore, it is prohibited for any person to manipulate or attempt to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the securities. The provisions of the Market Abuse Regulation concerning insider trading and manipulation of the market are self-executing and immediately applicable Italian law. Moreover, on October 2016 CONSOB started a process for the review (in light of the MAR Regulation) of certain regulatory provisions contained in the Issuers’ Regulation no. 11971/1999.

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

Disclosure of Inside Information

Pursuant to the Italian Financial Act, Ferrari shall disclose to the public, without delay, any inside information which: (i) is specific, (ii) has not been made public, (iii) relates directly to Ferrari or Ferrari’s common shares, and (iv) if it were made public, would be likely to have a material impact on the prices of Ferrari’s common shares (the “Inside Information”). In this regard, Inside Information shall be deemed specific if: (a) it refers to a set of circumstances which exists or may reasonably be expected to occur and (b) it is precise enough to allow the recipient to come to a conclusion as to the possible effect of the relevant set of circumstances or events on the prices of listed financial instruments (i.e., Ferrari’s common shares). The above disclosure requirement shall be complied with through the publication of a press release by Ferrari, in accordance with the modalities set forth from time to time under Dutch and Italian law, disclosing to the public the relevant Inside Information. The provisions of the Market Abuse Regulation concerning the disclosure of inside information are self-executing and immediately applicable under Italian law. Moreover, on October 2016 CONSOB started a process for the review (in light of the MAR Regulation) of certain regulatory provisions contained in the Issuers’ Regulation no. 11971/1999.

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
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. holder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. holder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. holder as a credit is limited to the amount of the U.S. holder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. holder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Ferrari will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit allowable to a U.S. holder.
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
Receipt of special voting shares
If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution.” If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assets that the value of the special voting shares (and thus the amount of the distribution) as determined by Ferrari is incorrect.
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

•

•
“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended by Ministerial Decree 9 August 2016, published on the Official Gazette n. 195 of 22 August 2016. The list is expected to be updated every six months. Countries can be removed from the list if their tax authorities consistently do not co-operate with the Italian tax authorities on the exchange of tax information;

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

(i)	Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (“Decree 600”), as amended by art. 1(1003) of Law No. 205 of 27 December 2017 (the “2018 Budget Law”), dividends paid from January 1, 2018 to Italian resident individuals who hold the Ferrari common shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (“risparmio gestito”) as defined in subparagraph (A)(ii) below are subject to 26 percent tax withheld at source in Italy. In this case, the holders are not required to report the dividends in their income tax returns.
However, dividends from Qualified Holdings that (1) are resolved to be distributed from January 1, 2018 to December 31, 2022 and (2) are paid out of profits earned until the fiscal year ending December 31, 2017 are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings. In this case, dividends must be reported in the income tax return, but only 58.14 percent (49.72 percent for dividends that are paid out of profits earned in fiscal years beginning before December 31, 2016) of such dividends are included in the holder’s overall income taxable in Italy.

(ii)	Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime
Dividends paid from January 1, 2018 to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (“risparmio gestito”) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26 percent substitute tax.
However, dividends from Qualified Holdings that (1) are resolved upon in the Shareholders’ meeting to be distributed from January 1, 2018 to December 31, 2022 and (2) are paid out of profits earned until the fiscal year ending on December 31, 2017, cannot be subject to the aforementioned 26 percent substitute tax under the discretionary investment portfolio regime (“risparmio gestito”) and are included in the holder’s overall taxable income for 58.14 percent of their amount (49.72 percent for dividends that are paid out of profits earned in fiscal years beginning before December 31, 2016).

(iii)	Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ferrari common shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14 percent of such dividends (49.72 percent for dividends that are paid out of profits earned in fiscal years beginning before December 31, 2016) are included in the holder’s overall business income taxable in Italy.

(iv)
Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società semplici”, “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA).
Only 58.14 percent of dividends (49.72 percent for dividends that are paid out of profits earned in fiscal years beginning before December 31, 2016) paid to Italian partnerships carrying out business activities (such as Italian “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA) are included in the overall income to be reported by the partnership.
Under a certain interpretation, due to a lack of coordination among the various provisions following the amendments introduced by Article 1, paragraphs 999-1006 of the 2018 Budget Law, dividends paid from 1 January 2018 to simple partnership (“società semplici”) would concur for their entire amount in the calculation of the taxable income.
However, dividends paid to simple partnerships (“società semplici”) that (1) are resolved to be distributed from 1 January 2018 to 31 December 2022 and (2) are paid out of profits earned until the fiscal year pending on 31 December 2017,should be included in the taxable income reported by the simple partnership (“società semplici”) for only 58.14 per cent of their amount (49.72 percent for dividends that are paid out of profits earned in fiscal years beginning before 31 December 2016).
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (“società per azioni”), partnerships limited by shares (“società in accomandita per azioni”), limited liability companies (“società a responsabilità limitata”) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5 percent of the dividends are included in the overall business income subject to IRES, unless the common shares in Ferrari are deemed to be held for trading (pursuant to art. 2 of The Ministerial Decree 10 January 2018) by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.
For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).

(v)	Non-business entities referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment vehicles (“OICR”). 100 percent of the dividends (77.74 percent for dividends that are paid out of profits earned in fiscal years beginning before December 31, 2016) are included in the holder’s overall income subject to IRES.

(vi)	Persons exempt from IRES and persons outside the scope of IRES
Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26 percent tax withheld at source.
No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (“esclusi”) under Article 74(1) CITA.

(vii)	Pension funds and OICR (other than Real Estate AIF)
No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (“Decree 252”) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, “Real Estate AIF”).
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (“imposta sostitutiva”).
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

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are deemed to be held for trading (pursuant to art. 2 of The Ministerial Decree 10 January 2018) by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES.
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
As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty provided that the non-resident person promptly submits proper documentation.

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
Under Article 27-bis of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds common shares in Ferrari that represent an interest in the issued and outstanding capital of Ferrari of no less than 10 percent for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. In case of transactions put in place for the sole or main purposes of obtaining a tax advantage that defeats the object or purpose of the Parent Subsidiary Directive, Italian tax authorities may deny the refund or challenge the exemption trough the general anti-avoidance provision set forth by Article 10-bis of Law No. 212 of July 27, 2000.
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
The information provided in this subsection summarizes the Italian tax regime applicable to the distributions by Ferrari - other than in case of reduction of excess capital, withdrawal, exclusion, redemption or liquidation - of equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests (“interessi di conguaglio”) paid in by the subscribers, equity (other than share capital) contributions (“versamenti a fondo perduto”) or share capital account payments (“versamenti in conto capitale”) made by shareholders and tax-exempt revaluation reserves (the “Equity Reserves”).

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity
Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that Ferrari has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Ferrari common shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the common shares in Ferrari into the discretionary investment portfolio regime (“regime del risparmio gestito”) described in subparagraph (A)(i) of the subsection “Taxation of Capital Gains” below.

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
Based on a systematic interpretation of the statute, amounts received by Italian pension funds governed by Article 17 of Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (“imposta sostitutiva”). The value of the common shares in Ferrari at the end of the same tax year should also be included in the net annual accrued yield.
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

(i)	Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy
For non-Italian resident persons (whether individuals or corporations) without a permanent establishment in Italy to which the common shares in Ferrari are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident individuals not engaged in business activity described in paragraph A(i) of this subsection “Taxation of distributions of Equity Reserves”. Therefore, the amounts received as distributions out of Equity Reserves, net of any amount that has already been treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as dividends for tax purposes and are subject to taxation according to the rules referred to under paragraph B(ii) of subsection “Taxation of Dividends” above.

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

(i)	Italian resident individuals not engaged in business activity
The tax regime of capital gains and capital losses realized from January 1, 2018 to December 31 2018 by Italian resident individuals upon transfer for consideration of the common shares in Ferrari (as well as of securities or rights whereby common shares in Ferrari may be acquired), other than capital gains and capital losses realized in connection with a business activity, depends on whether the transfer is a Transfer of Qualified Holdings.
TRANSFER OF QUALIFIED HOLDINGS. 58.14 percent of the capital gains realized upon Transfers of Qualified Holdings must be included in the individual’s overall taxable income and reported in the individual’s annual income tax return. If the Transfer of Qualified Holdings gives rise to a capital loss, 58.14 percent of such loss may be offset against the corresponding taxable amount of any capital gain of the same nature that is realized in the same tax year; any excess of capital losses over capital gains can be carried forward in the following years up to the fourth, provided that this capital loss is reported in the income tax return for the year when the capital loss is realized.
TRANSFER OF NON-QUALIFIED HOLDINGS. Capital gains on Non-Qualified Holdings are subject to a 26 percent substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:

a.
Tax return regime (“regime della dichiarazione”). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.
Nondiscretionary investment portfolio regime (“risparmio amministrato”) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers (“società di intermediazione mobiliare”) or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses of the same nature. Capital losses may be carried forward and offset against capital gains of the same nature realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses may be carried forward and offset against capital gains of the same nature realized after June 30, 2014, but up to the following amount in case of capital losses realized up to June 30, 2014: (i) 48.08 percent of the relevant capital losses realized before January 1, 2012, and (ii) 76.92 percent of the capital losses realized from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.
Discretionary investment portfolio regime (“risparmio gestito”) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Decreases in value of the managed assets may be carried forward and offset against any subsequent increase in value accrued at July 1, 2014, but up to the following amount in case of decreases in value occurred up to June 30, 2014: (i) 48.08 percent of the relevant decreases in value occurred before January 1, 2012; and (ii) 76.92 percent of the decreases in value occurred from January 1, 2012 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

Following the amendments introduced by the 2018 Budget Law, the capital gains realized from January 1, 2019 by Italian resident individuals upon transfer for consideration of the common share in Ferrari (as well as of securities or rights whereby common shares in Ferrari may be acquired), other than capital gains realized in connection with a business activity, are subject to the 26 percent CGT under one of the three tax regimes described above (“regime della dichiarazione”, “risparmio amministrato”, “risparmio gestito”) regardless of the fact that they derived from Qualified Holdings or Non-qualified Holdings.

(ii)	Sole Proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)
Capital gains realized from January 1, 2018 by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the common shares in Ferrari would be fully deductible from the holder’s income.
However, if the conditions for the participation exemption regime under subparagraph (A)(iii) below are met, only 58.14 percent of the capital gains recognized by sole proprietors and 49.72 percent of the capital gains must be included in the overall business income. Capital losses realized on common shares in Ferrari that meet the conditions under a and b of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).
For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.

(iii)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the common shares in Ferrari have been held for no less than three years and booked as fixed financial assets (“immobilizzazioni finanziarie”) in the last three financial statements.
However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if both the following requirements are met:

a.
The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

b.
The common shares in Ferrari have been booked as fixed financial assets in the first financial statements closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the common shares in Ferrari are deemed as fixed financial assets if they are not deemed to be held as held for trading (pursuant to art. 2 of The Ministerial Decree 10 January 2018).

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

(iv)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships (“società semplici”) referred to in Article 5 CITA
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
However only 49.72 percent (rather than 58.14 percent) of the capital gains realized from January 1, 2018 to December 31, 2018 upon Transfers of Qualified Holdings must be included in the non-business partnership’s overall taxable income and reported in the annual income tax return. Similarly, only 49.72 percent (rather than 58.14 percent) of capital losses realized from January 1, 2018 to December 31, 2018 upon Transfers of Qualified Holdings may be offset against the taxable amount of any capital gain of the same nature that is realized in the following years up to the fourth, provided that such capital loss is reported in the income tax return of the year when the capital loss is realized.

(v)	Pension funds and OICR (other than Real Estate AIF)
Capital gains on common shares in Ferrari held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (“imposta sostitutiva”).
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

b.
Qualified Holdings. Capital gains realized from January 1, 2018 to December 31, 2018 by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are included in the holder’s income taxable in Italy according to the same rules as applicable to capital gains realized from January 1, 2018 to December 31, 2018 by Italian resident individuals not engaged in business activity. These capital gains must be reported in the annual income tax return and cannot be subject to the nondiscretionary investment portfolio regime or the discretionary investment portfolio regime. Capital gains realized as from January 1, 2019 by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are included in the holder’s income taxable in Italy according to the same rules as applicable to capital gains as realized from January 1, 2019 by Italian resident individuals not engaged in business activity. In case the non-Italian resident holders hold the Ferrari common shares under management or in custody with Italian banks, broker-dealers (“società di intermediazione mobiliare”) or certain authorized financial intermediaries, the nondiscretionary investment portfolio regime is applied by the relevant Italian financial intermediary without any option to be exercised by such holders; however, the non-Italian resident holders can renounce to the nondiscretionary investment portfolio regime. The provisions of double tax treaties entered into by Italy may apply if more favourable.

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
Transfer tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ferrari common shares) are subject to registration tax as follows: (i) notary deeds (“atti pubblici”) and private deeds with notarized signatures (“scritture private authenticate”) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (“scritture private”) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.

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
Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy on September 30, 2016, as amended by the regulations issued by the Bank of Italy on August 3, 2017. Communications and reports sent to this type of investors are subject to the ordinary €2.00 stamp duty for each copy.
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

Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the common shares and the special voting shares in Ferrari) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in section RW of their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the beneficial owners thereof for the purposes of anti-money laundering legislation.
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
F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.
H. Documents on Display
You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain documents we file with or furnish to the SEC on the SEC’s website at www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Please visit the website or call the SEC at 1-800-732-0330 for further information about its public reference room. Reports and other information concerning the business of Ferrari may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at http://corporate.ferrari.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this document.
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
These risks could significantly affect our financial position, results of operations and cash flows, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.
We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks. Our risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Counterparties to these agreements are major financial institutions. Derivatives cannot be entered into for speculative purposes.
In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for.

Accordingly, as a result of applying risk management policies with respect to foreign currency exchange exposure, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. However, despite these risk management policies and hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.
We also enter into interest rate caps as requested by certain of our securitization agreements.
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

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2017, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 51 percent of the Group’s turnover (57 percent in 2016).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2017, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 62 percent (60 percent in 2016) of the total currency risk from commercial activity. In 2017, the commercial activity exposed to the Euro/Pound Sterling exchange rate exceeded 10 percent while in 2016 such exposure was below 10 percent. Other significant exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Chinese Renminbi, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2017. It is the Group’s policy to use derivative financial instruments to hedge between 50 and 90 percent of certain exposures subject to foreign currency exchange risk for up to twelve months.

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

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2017, except for those arising on financial instruments measured at fair value, amounted to net losses of €18,059 thousand (net gains of €8,335 thousand and €10,794 thousand for the years ended December 31, 2016 and 2015, respectively).

The impact of foreign currency exchange rate differences arising from financial services companies recognized under cost of sales, except for those arising on financial instruments measured at fair value, amounted to net losses of €58,808 thousand in 2016 (net gains of €20,908 thousand in 2015). Following the deconsolidation of FFS GmbH in November 2016, all of the Group’s financial services activities are conducted in the functional currency of the related financial services companies, therefore, such impact in 2017 was nil.

Except as noted above, there have been no substantial changes in 2017 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2017 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €45,439 thousand (€128,753 thousand at December 31, 2016). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Quantitative information on interest rate risk
Our exposure to interest rate risk, though less significant, arises from the need to fund financial services activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
Our most significant floating rate financial assets at December 31, 2017 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing) while 32 percent of our total debt bears floating rates of interest. At December 31, 2017, a 10 basis point decrease in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €225 thousand on an annual basis (an increase of €367 thousand at December 31, 2016). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting
We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ferrari N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated February 23, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young S.p.A.

Milan, Italy

February 23, 2018

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
Item 16C. Principal Accountant Fees and Services
Ernst & Young S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2017 and 2016. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2017 and 2016, respectively:

	Twelve Months Ended
	2017	2016
	(€ thousands)
Audit fees	1,610	1,554
Audit-related fees	2	25
Tax fees	4	32
Total	1,616	1,611

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On April 14, 2017 the Ferrari’s Annual General Meeting of Shareholders (“AGM”) delegated to the Board of Directors authority to purchase common shares of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of the AGM. Pursuant to the authorization, Ferrari may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not more than 10% above or not more than 10% below the average of the closing price on the NYSE and/or MTA for the five business days prior to the date of the purchase.
No such purchases were made in 2017.

Item 16F. Change in Registrant’s Certifying Accountant
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
The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari must report in 2018 regarding its application of the revised Dutch Corporate Governance Code over financial year 2017.

The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies, as well as certain ways in which our governance practices deviate from those suggested in the Dutch Code.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, a majority of our Board is “independent” under the NYSE definition (9 of the 13 members) and the Dutch Code (8 of the 13 members). We deviate from the Dutch Code’s best practice provision regarding the maximum number of one non-executive that may not be independent due to being affiliated with a shareholder holding more than 10% of the shares in Ferrari, or being a relative of such a person. Since our non-executive board member Mr. John Elkann also serves as chairman and chief executive officer of Exor N.V., Mr John Elkann is affiliated with a shareholder holding more than 10% of the shares in the Company. Given the family ties between Mr. Lapo Elkann and Mr. John Elkann, the Company has two non-executive board members affiliated with a shareholder holding more than 10% of the shares in Ferrari. We believe however that this deviation from the Dutch Code is appropriate in light of the valuable contributions to the Board in light of Mr. John Elkann’s and Mr. Lapo Elkann’s knowledge of the automotive and luxury industries, as well as the Company’s business position. Finally, pursuant to Dutch law, persons may not be appointed as non-executive directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size.

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
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. Two of the three current members of the Compensation Committee are independent under the Dutch Code and the NYSE rules. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or Chairperson. Of the directors elected to serve on the Committee, no more than one may be an executive director and no more than two may be non-independent under the Dutch Code. These are both deviations from the Dutch Code which recommends that only non-executive directors serve on Board committees and more than half of the members of Board committees be independent. Although we are not currently making use of this possibility, we allow for an executive director to serve on the Governance and Sustainability Committee, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. The position of Mr. John Elkann and Mr. Ferrari, both being non-independent, in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee. These duties warrant participation of Mr. Ferrari, the son of Ferrari’s founder, and Mr. John Elkann, who each bring valuable contributions to the Board in light of their knowledge of the automotive and luxury industries, as well as the Company’s business. Current composition of our Governance and Sustainability Committee comprises two non-independent non-executive directors, one of whom as the Chairperson, and two other directors who are considered independent under Dutch Corporate Governance Code. A majority of the members of the Governance and Sustainability Committee is independent under the NYSE rules.
In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by the general meeting of shareholders. Our Audit Committee is responsible for recommending to the shareholders the appointment and compensation of the independent registered public accounting firm and, inter alia, oversees and evaluates the work of our independent registered public accounting firm.
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
While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Article 23 of our Articles of Association provide that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 8. Financial Information—Dividend Policy.”
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
Item 18. Financial Statements
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 (File No. 333-205804))
2.1
Trust Deed, dated March 16, 2016, between Ferrari N.V. and Citicorp Trustee Company Limited as trustee, relating to 1.5000% Notes due 16 March 2023 (incorporated by reference to Exhibit 2.1 to Form 20-F (File No. 001-37596) filed on March 3, 2017)

2.2	Trust Deed, dated November 16, 2017, between Ferrari N.V. and Citicorp Trustee Company Limited as trustee, relating to 0.250% Notes due 16 January 2021
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

8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Alessandro Gili

Name: Alessandro Gili
Title: Chief Financial Officer

Dated: February 23, 2018

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrari N.V. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young S.p.A.

We have served as the Company’s auditor since 2015.

Milan, Italy

February 23, 2018

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2017, 2016 and 2015

		For the years ended December 31,
	Note	2017	2016	2015
		(€ thousand)
Net revenues	4	3,416,890	3,105,084	2,854,369
Cost of sales	5	1,650,860	1,579,690	1,498,806
Selling, general and administrative costs	6	329,065	295,242	338,626
Research and development costs	7	657,119	613,635	561,582
Other expenses, net	8	6,867	24,501	11,035
Result from investments	9	2,437	3,066	—
EBIT		775,416	595,082	444,320
Net financial expenses	10	29,260	27,729	10,151
Profit before taxes		746,156	567,353	434,169
Income tax expense	11	208,760	167,635	144,115
Net profit		537,396	399,718	290,054
Net profit attributable to:
Owners of the parent		535,393	398,762	287,816
Non-controlling interests	3	2,003	956	2,238
Basic earnings per common share (in €)	13	2.83	2.11	1.52
Diluted earnings per common share (in €)	13	2.82	2.11	1.52

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2017, 2016 and 2015

		For the years ended December 31,
	Note	2017	2016	2015
		(€ thousand)
Net profit		537,396	399,718	290,054
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans	21	(730)	(1,448)	898
Related tax impact	21	203	(18)	(308)
Total items that will not be reclassified to the consolidated income statement in subsequent periods		(527)	(1,466)	590
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains on cash flow hedging instruments	21	34,971	51,086	8,234
Exchange differences on translating foreign operations	21	(15,346)	4,118	13,344
Related tax impact	21	(9,757)	(16,943)	(2,600)
Total items that may be reclassified to the consolidated income statement in subsequent periods		9,868	38,261	18,978
Total other comprehensive income, net of tax		9,341	36,795	19,568
Total comprehensive income		546,737	436,513	309,622
Total comprehensive income attributable to:
Owners of the parent		545,071	435,691	306,699
Non-controlling interests		1,666	822	2,923

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2017, and 2016

		At December 31,
	Note	2017	2016
		(€ thousand)
Assets
Goodwill	14	785,182	785,182
Intangible assets	15	440,456	354,394
Property, plant and equipment	16	710,260	669,283
Investments and other financial assets	17	30,038	33,935
Deferred tax assets	11	94,091	119,357
Total non-current assets		2,060,027	1,962,151
Inventories	18	393,765	323,998
Trade receivables	19	239,410	243,977
Receivables from financing activities	19	732,947	790,377
Current tax receivables	19	6,125	1,312
Other current assets	19	45,441	53,729
Current financial assets	20	15,683	16,276
Cash and cash equivalents		647,706	457,784
Total current assets		2,081,077	1,887,453
Total assets		4,141,104	3,849,604
Equity and liabilities
Equity attributable to owners of the parent		778,678	324,995
Non-controlling interests	3	5,258	4,810
Total equity	21	783,936	329,805

Employee benefits	23	84,159	91,024
Provisions	24	197,392	215,227
Deferred tax liabilities	11	10,977	13,111
Debt	25	1,806,181	1,848,041
Other liabilities	26	620,350	656,275
Other financial liabilities	20	1,444	39,638
Trade payables	27	607,505	614,888
Current tax payables		29,160	41,595
Total equity and liabilities		4,141,104	3,849,604

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2017, 2016 and 2015

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Cash and cash equivalents at beginning of the year	457,784	182,753	134,278
Cash flows from operating activities:
Profit before taxes	746,156	567,353	434,169
Amortization and depreciation	260,606	247,717	274,757
Provision accruals	13,473	82,418	50,873
Result from investments	(2,437)	(3,066)	—
Net finance costs	29,260	27,729	10,151
Other non-cash expenses/(income)	43,453	(38,465)	38,813
Net gains on disposal of property, plant and equipment and intangible assets	(2,585)	(2,652)	(6,964)
Change in inventories	(88,483)	(33,187)	(2,885)
Change in trade receivables	(1,745)	(88,847)	15,693
Change in trade payables	29,333	106,163	(45,792)
Change in receivables from financing activities	(44,123)	404,568	120,902
Change in other operating assets and liabilities	(72,803)	7,149	(24,698)
Finance income received	4,402	2,684	5,347
Finance costs paid	(36,222)	(22,239)	(18,081)
Income tax paid	(215,486)	(252,026)	(145,017)
Total	662,799	1,005,299	707,268
Cash flows used in investing activities:
Investments in property, plant and equipment	(188,904)	(175,647)	(184,910)
Investments in intangible assets	(202,506)	(166,340)	(171,033)
Proceeds from the sale of property, plant and equipment and intangible assets	3,663	2,931	1,370
Proceeds from exercising the Delta Topco option	8,307	—	—
Proceeds from the sale of a majority stake in FFS GmbH	—	18,595	—
Proceeds from the sale of assets and liabilities related to investment properties	—	—	37,130
Change in investments and other financial assets	—	—	377
Total	(379,440)	(320,461)	(317,066)
Cash flows used in financing activities:
Proceeds from bonds	694,172	490,729	—
Proceeds from securitizations, net of repayments	141,115	462,700	—
Proceeds from Term Loan and Bridge Loan	—	—	1,994,712
Repayment of Term Loan	(795,254)	(700,846)	—
Repayment of Bridge Loan	—	(500,000)	—
Net change in other bank borrowings	4,385	(211,832)	123,993
Net change in other debt	(8,280)	15,847	(11,114)
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	—	135,094	(2,396,422)
Cash distribution of reserves	(119,985)	(86,905)	—
Dividends paid to non-controlling interest	(1,218)	(17,207)	(53,942)
Acquisition of non-controlling interest	—	—	(8,500)
Change in equity	—	1,384	—
Total	(85,065)	(411,036)	(351,273)
Translation exchange differences	(8,372)	1,229	9,546
Total change in cash and cash equivalents	189,922	275,031	48,475
Cash and cash equivalents at end of the year	647,706	457,784	182,753

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2017, 2016 and 2015

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2015	3,778	2,503,614	(58,557)	29,912	(9,129)	2,469,618	8,695	2,478,313
Transaction with non-controlling interest	—	(2,602)	—	—	—	(2,602)	(5,898)	(8,500)
Net profit	—	287,816	—	—	—	287,816	2,238	290,054
Other comprehensive income/(loss)	—	—	5,634	12,659	590	18,883	685	19,568
Restructuring (1)	—	(2,800,000)	—	—	—	(2,800,000)	—	(2,800,000)
Share premium contribution (2)	—	1,162	—	—	—	1,162	—	1,162
Reclassification (3)	—	(2,117)	—	—	2,117	—	—	—
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	398,762	—	—	—	398,762	956	399,718
Other comprehensive income/(loss)	—	—	34,143	4,252	(1,466)	36,929	(134)	36,795
Cash distribution of reserves	—	(86,905)	—	—	—	(86,905)	—	(86,905)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,732)	(1,732)
Share-based compensation (4)	—	1,110	—	—	—	1,110	—	1,110
Separation (5)	(1,274)	1,496	—	—	—	222	—	222
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	535,393	—	—	—	535,393	2,003	537,396
Other comprehensive income/(loss)	—	—	25,214	(15,009)	(527)	9,678	(337)	9,341
Cash distribution of reserves	—	(119,985)	—	—	—	(119,985)	—	(119,985)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,218)	(1,218)
Share-based compensation (4)	—	28,597	—	—	—	28,597	—	28,597
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
____________________________

(1)	Relates to the remaining principal amount of the note issued by the Company to FCA (“FCA Note”) recognized in connection with the Restructuring.

(2)	Relates to the effect of a share premium contribution made by FCA N.V. in connection with the Restructuring.

(3)	Relates to the reclassification of the actuarial gain recognized on the remeasurement of the defined benefit pension plan of the former Chairman of the Group.

(4)	Relates to the equity-settled Non-Executive Directors’ compensation and from 2017 also the equity incentive plan. See Note 21 “Equity” and Note 22 “Share-based Compensation” for additional details.

(5)	Reflects the effects of the Separation.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

1. BACKGROUND AND BASIS OF PRESENTATION
Background
Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 164 authorized dealers operating 185 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 30 franchised stores (including 8 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sports and street cars.

Fiat S.p.A. (merged with and into Fiat Chrysler Automobiles N.V. in October 2014, Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded its shareholding to 90 percent ownership, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari.

On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. Following the Separation, Ferrari operates as an independent, publicly traded company.

The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015. The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in the consolidated financial statements as though it had occurred effective January 1, 2015 using FCA’s basis of accounting, and (ii) the issuance of the FCA Note, which has been reflected in the consolidated financial statements only from the date on which it occurred.

The remaining steps of the Separation, which were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law, have been reflected in these consolidated financial statements only from the date on which the related transactions occurred and had no impact on the Company’s results of operations or financial position. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

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

At December 31, 2017, the fully paid up share capital of the Company amounted to €2,504 thousand, comprising common shares and special voting shares all with nominal value of €0.01 per share. At December 31, 2017, the Company had 188,953,874 common shares and 56,493,519 special voting shares issued and outstanding.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

References to the Company in these consolidated financial statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.’s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
These consolidated financial statements of Ferrari N.V. were authorized for issuance on February 23, 2018.
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
The Group’s presentation currency is the Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.
Transactions with FCA
The Group generates a portion of its net revenues from sale of goods to other FCA Group companies. In particular, net revenues generated from FCA Group companies amounted to €324,033 thousand, €248,685 thousand and €194,506 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. See Note 29 for further details.
The Group enters into commercial transactions with the FCA Group in the ordinary course of business. Receivables and payables are settled in the ordinary course of business and are recorded as assets and liabilities on the consolidated statement of financial position.
Historically the Group received various services, including human resources, payroll, financial reporting and tax, customs, accounting and treasury, institutional and industrial relations, procurement of insurance coverage, internal audit, IT and systems, risk, corporate security, executive compensation, legal and corporate affairs from the FCA Group. Following the Separation, the Group has been gradually internalizing these services. The costs for the recharge of services received, including costs for termination packages, totaled €8,548 thousand, €15,021 thousand and €11,559 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. These costs were recharged by the FCA Group based on the actual costs incurred for the services provided to the Group and are reflected as expenses according to their nature in the consolidated financial statements.
Prior to the Separation the Group participated in a group-wide cash management system at FCA Group, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies. The Group accessed funds deposited in these accounts on a daily basis, had the contractual right to withdraw these funds on demand and terminate these cash management arrangements depending on FCA’s ability to pay at the relevant time. The deposits with FCA Group relating to the cash management system were recorded in the consolidated statement of financial position as “Deposits in FCA Group cash management pools” and the finance income earned on such deposits was recorded as net financial income/expenses in the consolidated income statement. Prior to the Separation, certain entities of the Group also entered into credit lines with FCA Group entities. These financial liabilities were provided primarily to finance the activities of the Group’s financial services portfolio in North America and were recorded as “Debt” in the consolidated statement of financial position. The finance expense associated with such financial liabilities was recorded in “Cost of sales” in the consolidated income statement. The deposits with FCA Group relating to the cash management and the credit lines with FCA Group entities were settled and terminated following the Separation. Management believes that the assumptions underlying the consolidated financial statements for the periods prior to the Separation, including the recharges of expenses from FCA, are reasonable. Nevertheless, for the periods prior to the Separation, the consolidated financial statements may not include all of the actual expenses that would have been incurred by the Group and may not reflect the consolidated results of operations, financial position and cash flows had Ferrari been a stand-alone company during those periods. Actual costs that

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

would have been incurred if Ferrari had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

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
In the consolidated income statement, the Group also presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Group’s Chief Operating Decision Maker (“CODM”) to assess performance.
For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial companies and financial services companies. The investment portfolios of the financial services companies are included in current assets as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder has historically been obtained mainly through funding from certain of the Group’s operating companies and, to a lesser extent, prior to the Separation, intercompany funding from FCA Group, which provided funding to the financial services entities as the need arose. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the debt is provided in Note 25.
The consolidated statement of cash flows is presented using the indirect method. Starting from 2017, the Group has disclosed separately finance income received and finance costs paid on the consolidated statement of cash flows. The comparative information for the years ended December 31, 2016 and 2015 has been reclassified accordingly. This did not affect any of the subtotals presented on the consolidated statement of cash flows.
New standards and amendments effective from January 1, 2017
The following new standards and amendments that are applicable from January 1, 2017 were adopted by the Group for the preparation of these Consolidated Financial Statements.

•
The Group adopted the amendments to IAS 12 - Income taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 7 - Statement of Cash Flows, which requires companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IFRS 12 - Disclosure of Interests in Other Entities which were included in the Annual Improvements to IFRSs 2014 - 2016 Cycle. The amendments relate to disclosures of an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale in accordance with IFRS 5. There was no effect from the adoption of these amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2018 or subsequent years are listed below:
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In April 2016, the IASB issued amendments to the standard which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The standard and amendments are effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Group will adopt the standard and amendments for its annual period beginning on January 1, 2018. The Group has completed its analysis of the impact of adoption, including an analysis of each of the Group’s revenue streams by applying the five-step model provided under IFRS 15. In performing the analysis, the Group identified the main revenue streams (please refer to Note 4), and as permitted under the standard, applied the guidance in IFRS 15 to portfolios of contracts (or performance obligations) with similar characteristics in situations where the Group reasonably expects that the effects on the financial statements of applying the standard to the portfolio would not differ materially from applying the standard to the individual contracts (or performance obligations) within that portfolio. Based on the analysis performed, the Group concluded that the current accounting treatment of revenue from contracts with customers is in accordance with the requirements of IFRS 15. The Group will not apply any of the practical expedients permitted upon transition under the guidance in appendix C of IFRS 15. As permitted under IFRS 15, the Group will adopt the standard and amendments retrospectively with the cumulative effect of initial adoption recognized at the date of initial application (the “modified retrospective approach”), which has been determined to be January 1, 2018 and there will be no material impact on the Group’s consolidated financial statements upon initial adoption of the standard and amendments.

In July 2014 the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. In October 2017 the IASB issued amendments to IFRS 9 that allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The final amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. The Group has completed its analysis of the impact of adoption, including an analysis of each of the Group’s classes of financial assets, financial liabilities and derivative instruments by applying the requirements provided by the new standard. Based on the analysis performed, the Group concluded that the current accounting treatment of financial assets, financial liabilities and derivative instruments is in accordance with the requirements of IFRS 9 and, therefore, there will be no material impact on the Group’s consolidated financial statements upon initial adoption of the standard and related amendments.

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also applied. The Group will not early adopt the standard and is currently evaluating the method of implementation and impact of adoption.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

In June 2016, the IASB issued amendments to IFRS 2 - Share-Based Payment, which provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Group will apply the amendments to share-based payment transactions under the Group’s equity incentive plan that contains a net settlement feature for withholding tax obligations, resulting in such transactions being classified in their entirety as equity-settled. The Group does not expect any additional impact from the adoption of these amendments.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014 - 2016 Cycle, which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018). The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact upon adoption.

In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective on or after January 1, 2018. The Group is currently evaluating the impact of adoption of this interpretation.

In May 2017, the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments which provides requirements regarding how to reflect uncertainties in accounting for income taxes. The interpretation is effective on or after January 1, 2019. The Group is currently evaluating the impact of adoption of this interpretation.

In October 2017 the IASB issued amendments to IAS 28 - Long Term Interests in Associates and Joint Ventures to clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendment is effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015 - 2017 Cycle, which has amendments to the following four Standards: IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation, IFRS 11- Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation, IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments and IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. The amendments are effective on or after January 1, 2019. The Group is currently evaluating the impact of adoption of these amendments.

In February 2018, the IASB issued amendments to IAS 19 - Employee Benefits. When there is a change to a defined benefit plan (an amendment, curtailment or settlement) the amendments require that a company use the updated assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. These amendments are effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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

In 2016 the Group sold a majority stake in Ferrari Financial Services GmbH. From such date, the Group’s remaining interest has been remeasured at fair value and accounted for using the equity method.

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
at December 31, 2017 and 2016

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
Foreign currency transactions
The functional currency of the Group’s entities is the currency of their primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements are recognized in the consolidated income statement.
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
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2017		2016		2015
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1297	1.1993	1.1069	1.0541	1.1094	1.0887
Pound Sterling	0.8767	0.8872	0.8194	0.8562	0.7259	0.7340
Swiss Franc	1.1117	1.1702	1.0901	1.0739	1.0677	1.0835
Japanese Yen	126.7112	135.0100	120.2169	123.4000	134.2956	131.0700
Chinese Yuan	7.6290	7.8044	7.3519	7.3202	6.9723	7.0608
Australian Dollar	1.4732	1.5346	1.4883	1.4596	1.4775	1.4897
Canadian Dollar	1.4647	1.5039	1.4659	1.4188	1.4184	1.5116
Singapore Dollar	1.5588	1.6024	1.5275	1.5234	1.5253	1.5417
Hong Kong Dollar	8.8045	9.3720	8.5924	8.1751	8.6014	8.4376
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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
Inventories
Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first-in first-out (FIFO) basis. The measurement of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Purchase costs include ancillary costs. Prototypes are recognized at their

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

estimated realizable value, if lower than production cost. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
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
at December 31, 2017 and 2016

Other long-term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.
Share-based compensation
The Group has implemented an equity incentive plan that provides for the granting of share-based compensation to the Chief Executive Officer, all other members of the Group Executive Council (“GEC”) and key leaders. The equity incentive plan is accounted for in accordance with IFRS 2 - Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

Share-based compensation expense relating to the equity incentive plan is recognized over the service period within selling, general and administrative costs or cost of sales in the consolidated income statement depending on the function of the employee, with an offsetting increase to equity.
Non-Executive Directors’ compensation settled in common shares of the Company is accounted for as equity-settled share-based compensation and measured at the fair value of the related compensation, which is recognized as an expense over the service period with an offsetting increase to equity.
Provisions
Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
Warranty and recall campaigns provision
All cars are sold with warranty coverage. The warranty coverage generally applies to defects that may become apparent within a certain period from the purchase of the car.
The warranty provision is recognized at the time of the sale of the car, based on the present value of management’s estimate of the expected cost to fulfill the obligations over the contractual warranty period. Estimates are principally based on the Group’s historical claims or costs experience and the cost of parts and services to be incurred in the activities. The costs related to these provisions are recognized within cost of sales at the time when they are probable and reasonably estimable.
Deferred income
Deferred income relates to amounts received by the Group under various agreements, which are reliant on the future performance of a service or other act of the Group. Deferred income is recognized as net revenues when the Group has fulfilled its obligations under the terms of the various agreements.
Range models (models belonging to the Ferrari product portfolio, excluding special series, limited edition and one-off (fuori serie) models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Advances
Advances relate to amounts received from or billed to customers in advance of having delivered the related cars or provided the related services.
Revenue recognition
Revenues from shipments of cars are recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenues are recognized when the risks and rewards of ownership are transferred to the Group’s dealers, the sales price is agreed or determinable and collectability is reasonably assured; for cars this generally corresponds to the date when the cars are released to the carrier responsible for transporting cars to dealers.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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
Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled. Any remeasurements to deferred tax assets and liabilities as a result of changes in substantially enacted tax rates are recognized in the income statement.
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
Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2017, 2016 and 2015.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2017 and 2016 was as follows:

			At December 31, 2017		At December 31, 2016
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Ferrari North Europe Limited (1)	UK	Service company	n.a.	n.a.	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services S.p.A.	Italy	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Financial Services Inc. (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction, LLC (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (3)	USA	Financial services	100%	—%	100%	—%
410, Park Display Inc. (4)	USA	Retail	100%	—%	100%	—
_____________________________

(1)	On June 30, 2017, the liquidation process of Ferrari North Europe Limited was completed

(2)	Shareholding held by Ferrari Financial Services S.p.A.

(3)	Shareholding held by Ferrari Financial Services Inc. (“FFS Inc”).

(4)	Shareholding held by Ferrari North America Inc.

On April 30, 2016, the liquidation process of Ferrari Financial Services Japan KK was completed. At December 31, 2015 Ferrari Financial Services Japan KK was a wholly owned subsidiary.
Ferrari Financial Services GmbH (“FFS GmbH”) was a subsidiary of the Group until November 7, 2016 when the Group sold a majority stake in FFS GmbH to FCA bank. Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by the Group was accounted for using the equity method. See Note 17.
As permitted by IFRS, certain subsidiaries (mainly dormant companies or entities with insignificant operations) are excluded from consolidation on a line-by-line basis and are accounted for at cost. Their aggregate assets and revenues represent

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

less than 1 percent of the Group’s respective amounts for each period and at each date presented by these Consolidated Financial Statements.
Non-controlling interests
The non-controlling interests at December 31, 2017 and 2016 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest. The net profit attributable to non-controlling interests for the years ended December 31, 2017, 2016 and 2015 relates to the non-controlling interest in FICTS and for the year ended December 31, 2015 also the non-controlling interest in Ferrari Financial Services S.p.A.:

	At December 31,
	2017	2016
	(€ thousand)
Equity attributable to non-controlling interests - FICTS	5,258	4,810

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Net profit attributable to non-controlling interests	2,003	956	2,238
Of which attributable to FICTS	2,003	956	1,351
Of which attributable to Ferrari Financial Services S.p.A.	—	—	887
In July 2015 the Group acquired the remaining 10 percent of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from Aldasa GmbH, and as a result from such date the Group owns 100 percent of the share capital of Ferrari Financial Services S.p.A.
The non-controlling interests in FICTS and Ferrari Financial Services S.p.A. are not considered to be significant to the Group for the relevant periods.
Restrictions
The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on the Group’s review, it does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2017 amounted to €66,456 thousand (€47,555 thousand at December 31, 2016).
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €28,230 thousand at December 31, 2017 (€19,411 thousand at December 31, 2016).
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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
Recoverability of goodwill
The Group’s goodwill at December 31, 2017 amounted to €785,182 thousand and primarily relates to the Separation, as a result of which the Company recorded goodwill of €780,542 thousand reflecting FCA’s recorded goodwill relating to Ferrari S.p.A. In accordance with IAS 36 - Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
As the Group is composed of one operating segment, goodwill is tested at the Group level, which represents the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill and capitalized development costs) and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

For the year ended December 31, 2017, the Group capitalized development costs of €185,115 thousand (€141,396 thousand for the year ended December 31, 2016).
Product warranties liabilities
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
The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for the Group’s cars and the cost of parts and services to be incurred in the specified activities, and are recognized at the time when they are probable and reasonably estimable. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.
In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict, and have the potential to vary significantly in amount. Costs associated with these provisions are recorded in the consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Share-based compensation

The Group accounts for its equity incentive plan in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards containing market performance conditions is measured at the grant date of the awards using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been effected by the significant assumptions and estimates used.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including car safety, emissions and fuel economy, early warning reporting, dealer, supplier and other contractual relationships, intellectual property rights and product warranties matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seatbelts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

4. NET REVENUES
Net revenues are as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Cars and spare parts	2,455,955	2,180,045	2,080,228
Engines	373,313	337,924	218,657
Sponsorship, commercial and brand	494,082	488,514	441,128
Other	93,540	98,601	114,356
Total net revenues	3,416,890	3,105,084	2,854,369
Other net revenues primarily include interest income generated by financial service activities and net revenues from the management of the Mugello racetrack.
5. COST OF SALES
Cost of sales in 2017, 2016 and 2015 amounted to €1,650,860 thousand, €1,579,690 thousand and €1,498,806 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and engines rented to other Formula 1 racing teams, of which the cost of materials, components and labor are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Cost of sales in 2016 included €36,994 thousand related to the charges for Takata airbag inflator recalls. See Note 24 “Provisions” for additional details.
Interest and other financial expenses from financial services companies included within cost of sales in 2017, 2016 and 2015 amounted to €30,945 thousand, €21,307 thousand and €23,702 thousand, respectively.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
General and administrative costs in 2017, 2016 and 2015 amounted to €155,581 thousand, €148,812 thousand and €174,451 thousand, respectively, and mainly consist of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.
In 2015, general and administrative costs include €15,789 thousand in costs related to the initial public offering process and €19,106 thousand related to the one off extra bonus paid to employees for the initial public offering.
Selling costs in 2017, 2016 and 2015 amounted to €173,484 thousand, €146,430 thousand and €164,175 thousand, respectively, and mainly consist of costs for marketing and events, sales personnel, and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

7. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Research and development costs expensed during the year	556,617	509,580	446,726
Amortization of capitalized development costs	100,502	104,055	114,856
Total research and development costs	657,119	613,635	561,582
The main component of research and development costs expensed during the period relate to research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 developments. Research and development costs also include amortization of capitalized development costs.
In 2016, the U.S. National Highway Traffic Safety Administration (“NHTSA”) published new Visual-Manual Driver
Distraction Phase II draft guidelines. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. The Group is evaluating these guidelines and their potential impact on the Group’s results of operations and financial position and determining what steps and/or countermeasures, if any, the Group will need to make.

8. OTHER EXPENSES, NET
Other expenses, net are as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Other expenses	11,830	30,249	33,137
Other income	(4,963)	(5,748)	(22,102)
Other expenses, net	6,867	24,501	11,035
Other expenses in 2017 include €5,593 thousand related to indirect taxes and €6,237 thousand related to miscellaneous expenses.
Other income in 2017 includes €2,585 thousand of gain on the disposal of property plant and equipment, €1,747 thousand related to rental income and €631 thousand related to miscellaneous income.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

9. RESULT FROM INVESTMENTS
Result from investments of €2,437 thousand in 2017 related to the Group’s proportionate share of FFS GmbH’s net profit.

Result from investments of €3,066 thousand in 2016 includes €660 thousand related to the gain on the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016, €1,489 thousand related to the gain on the fair value measurement of the non-controlling interest retained in FFS GmbH and €917 thousand related to the Group’s proportionate share of FFS GmbH’s net profit for the period from November 7, 2016 to December 31, 2016. See Note 17 for additional details.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

10. NET FINANCIAL EXPENSES
The following table sets out details of financial income and expenses, including the amounts reported in the consolidated income statement within the net financial expenses line item, as well as interest income from financial services activities, recognized under net revenues, and interest expenses and other financial charges from financial services activities, recognized under cost of sales.

	For the years ended December 31,
	2017	2016	2015
Financial income:	(€ thousand)
Interest income from bank deposits	1,153	843	54
Other interest income and financial income	5,284	1,841	6,473
Interest income and other financial income	6,437	2,684	6,527
Finance income from financial services companies	50,254	58,236	61,587
Total financial income	56,691	60,920	68,114

Total financial income relating to:
Industrial companies (A)	6,437	2,684	6,527
Financial services companies (reported in net revenues)	50,254	58,236	61,587

Financial expenses:
Interest expenses on financial liabilities with FCA Group	—	—	(15,745)
Capitalized borrowing costs	1,578	1,519	1,530
Other interest cost and financial expenses	(3,775)	(4,090)	(3,163)
Interest expenses and other financial expenses	(2,197)	(2,571)	(17,378)
Interest expenses from banks	(23,057)	(27,042)	(3,357)
Interest on bonds	(9,231)	(6,937)	—
Write-downs of financial receivables	(3,530)	(3,864)	(9,607)
Net interest expenses on employee benefits provisions	—	(389)	(79)
Other financial expenses	(12,008)	(5,831)	(5,029)
Total financial expenses	(50,023)	(46,634)	(35,450)
Net expenses from derivative financial instruments and foreign currency exchange rate differences	(16,619)	(5,086)	(4,930)
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(66,642)	(51,720)	(40,380)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial companies (B)	(35,697)	(30,413)	(16,678)
Financial services companies (reported in cost of sales)	(30,945)	(21,307)	(23,702)

Net financial expenses relating to industrial companies (A+B)	(29,260)	(27,729)	(10,151)
Interest expenses from banks for the year ended December 31, 2017 and 2016 includes interest expenses on the Term Loan, which was fully repaid in November 2017, and for the year ended December 31, 2016 also includes interest expenses on the Bridge Loan, which was fully repaid in March 2016. Interest expenses from banks for all years presented also includes interest expenses related to financial services activities, which are reported within cost of sales, as well as interest expenses on other bank borrowings.
Interest on bonds includes interest expenses on the bonds issued in November 2017 (“2021 Bond”) and March 2016 (“2023 Bond”). See Note 25 “Debt” for additional details.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Financial income for the year ended December 31, 2017 includes amounts recognized in relation to the Delta Topco option and a gain on the fair value measurement of the Series C Liberty Formula One shares (“Liberty Shares”) subsequent to initial recognition at cost.
Interest expenses on financial liabilities with FCA Group for the year ended December 31, 2015 included €9,333 thousand related to the FCA Note.

11. INCOME TAXES
Income tax expense is as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Current tax expense	201,274	189,492	153,739
Deferred tax expense/(income)	8,718	(18,290)	(9,410)
Taxes relating to prior periods	(1,232)	(3,567)	(214)
Total income tax expense	208,760	167,635	144,115
The reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the theoretical tax rates in effect in Italy, is as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Theoretical income tax expense, net of IRAP	179,077	156,022	119,396
Tax effect on:
Permanent differences	(7,061)	(10,219)	5,846
Effect of changes in tax rate and tax regulations	4,862	1,280	4,005
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	2,344	853	1,631
Taxes relating to prior years	(1,232)	(3,567)	(214)
Withholding tax on earnings	2,420	2,017	(384)
Total income tax expense, net of IRAP	180,410	146,386	130,280
Effective tax rate, net of IRAP	24.2%	25.8%	30.0%
IRAP (current and deferred)	28,350	21,249	13,835
Total income tax expense	208,760	167,635	144,115
Theoretical income taxes have been calculated at the corporate income tax rate in Italy for the respective years, which was 24.0 percent for the year ended December 31, 2017 and 27.5 percent for the years ended December 31, 2016 and 2015. During 2015 a change in Italian tax law approved a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017.
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2017, 2016 and 2015.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The decrease in the effective tax rate net of IRAP from 25.8 percent in 2016 to 24.2 percent in 2017 was primarily attributable to the combined effects of a reduction in the Italian corporate income tax rate from 27.5 percent to 24.0 percent (effective from 2017), deductions related to eligible research and development costs and depreciation of fixed assets in accordance with tax regulations in Italy, partially offset by a decrease in net deferred tax assets due to the Tax Cuts and Jobs Act that was enacted into law in the U.S.
The Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law in the U.S. on December 22, 2017. The Tax Act includes various changes to the tax law, including a reduction in the corporate income tax rate from 35% to 21% effective January 1, 2018. The Group recognized the effects of the changes in the tax rate and laws resulting from the Tax Act in 2017, which resulted in a €4,646 thousand decrease in net deferred tax assets, recorded through the income statement, related to adjusting deferred tax assets and liabilities to reflect the new corporate tax rate. The accounting for the effects of the rate change on deferred tax balances is complete and no provisional amounts were recorded for this item.

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
    The analysis of deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016, is as follows:

	At December 31,
	2017	2016
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	63,286	72,142
To be recovered within 12 months	30,805	47,215
	94,091	119,357
Deferred tax liabilities:
To be realized after 12 months	(9,885)	(10,517)
To be realized within 12 months	(1,092)	(2,594)
	(10,977)	(13,111)
Net deferred tax assets	83,114	106,246

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2016	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2017
	(€ thousand)
Deferred tax assets arising on:
Provisions	111,321	(6,959)	—	(2,119)	102,243
Deferred income	43,549	2,649	—	—	46,198
Employee benefits	2,370	(11)	203	—	2,562
Cash flow hedge reserve	7,325	—	(9,757)	—	(2,432)
Foreign currency exchange rate differences	3,028	(2,288)	—	—	740
Inventory obsolescence	24,569	13,515	—	(469)	37,615
Allowances for doubtful accounts	4,107	(94)	—	(14)	3,999
Depreciation	19,853	(3,283)	—	—	16,570
Other	13,833	2,007	—	(3,457)	12,383
Total deferred tax assets	229,955	5,536	(9,554)	(6,059)	219,878
Deferred tax liabilities arising on:
Depreciation	(17,592)	7,408	—	1,254	(8,930)
Capitalization of development costs	(90,480)	(24,295)	—	—	(114,775)
Employee benefits	(1,745)	(123)	—	—	(1,868)
Exchange rate differences	(3,547)	2,900	—	—	(647)
Cash flow hedge reserve	(1)	—	—	—	(1)
Lease accounting	(11,004)	352	—	—	(10,652)
Withholding tax on undistributed earnings	(1,150)	1,150	—	—	—
Total deferred tax liabilities	(125,519)	(12,608)	—	1,254	(136,873)
Deferred tax asset arising on tax loss carry-forward	1,810	(1,646)	—	(55)	109
Total net deferred tax assets	106,246	(8,718)	(9,554)	(4,860)	83,114

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

	At December 31, 2015	Recognized in consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2016
	(€ thousand)
Deferred tax assets arising on:
Provisions	77,915	29,461	—	(78)	4,023	111,321
Deferred income	39,318	4,231	—	—	—	43,549
Employee benefits	2,242	(54)	(18)	—	200	2,370
Cash flow hedge reserve	24,267	—	(16,943)	—	1	7,325
Foreign currency exchange rate differences	343	2,685	—	—	—	3,028
Inventory obsolescence	25,075	(626)	—	—	120	24,569
Allowances for doubtful accounts	3,633	485	—	—	(11)	4,107
Depreciation	21,682	(1,783)	—	—	(46)	19,853
Other	10,838	(1,808)	—	6,989	(2,186)	13,833
Total deferred tax assets	205,313	32,591	(16,961)	6,911	2,101	229,955
Deferred tax liabilities arising on:
Depreciation	(14,571)	(2,591)	—	—	(430)	(17,592)
Capitalization of development costs	(79,531)	(10,949)	—	—	—	(90,480)
Employee benefits	(1,713)	(32)	—	—	—	(1,745)
Exchange rate differences	(1,970)	(1,577)	—	—	—	(3,547)
Cash flow hedge reserve	(1)	—	—	—	—	(1)
Lease accounting	(11,457)	453	—	—	—	(11,004)
Withholding tax on undistributed earnings	(1,150)	—	—	—	—	(1,150)
Total deferred tax liabilities	(110,393)	(14,696)	—	—	(430)	(125,519)
Deferred tax asset arising on tax loss carry-forward	4,357	395	—	(2,949)	7	1,810
Total net deferred tax assets	99,277	18,290	(16,961)	3,962	1,678	106,246
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.
Starting in 2016 following the completion of the Separation, the Group’s entities participate in a group Italian tax consolidation under Ferrari N.V. Previously, the Group participated in the FCA Group Italian tax consolidation.
12. OTHER INFORMATION BY NATURE
Personnel costs in 2017, 2016 and 2015 amounted to €305,584 thousand, €294,047 thousand and €284,947 thousand, respectively. These amounts include costs that were capitalized mainly in connection to product development activities.
In 2017, 2016 and 2015 the Group had an average number of employees of 3,336, 3,115 and 2,954, respectively.
13. EARNINGS PER SHARE
For the purpose of calculating earnings per share for the year ended December 31, 2015, the weighted average number of common shares outstanding retrospectively reflects the effects of the Separation.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2017, 2016 and 2015:

		For the years ended December 31,
		2017	2016	2015
Profit attributable to owners of the Company	€ thousand	535,393	398,762	287,816
Weighted average number of common shares	thousand	188,951	188,923	188,923
Basic earnings per common share		€2.83	2.11	1.52
Diluted earnings per share
For the year ended December 31, 2017 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan (see Note 22 for additional details of the equity incentive plan) and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement. For the year ended December 31, 2016 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement. For the year ended December 31, 2015 there were no potentially dilutive instruments.
The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2017, 2016 and 2015:

		For the years ended December 31,
		2017	2016	2015
Profit attributable to owners of the Company	€ thousand	535,393	398,762	287,816
Weighted average number of common shares for diluted earnings per common share	thousand	189,759	188,946	188,923
Diluted earnings per common share		€2.82	2.11	1.52
14. GOODWILL
At December 31, 2017 and 2016 goodwill amounted to €785,182 thousand.
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
The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•
The expected future cash flows covering the period from 2018 through 2022 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

•
The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2017 (2.0 percent in 2016 and 2.1 percent in 2015).

•
The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 7.0 percent in 2017 (7.0 percent in 2016 and 7.6 percent in 2015). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.
15. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2016	834,483	437,254	131,237	45,470	1,448,444
Additions	104,009	37,387	12,110	12,834	166,340
Reclassification	—	—	4,369	(4,369)	—
Change in scope of consolidation	—	—	(3,458)	—	(3,458)
Translation differences	—	—	(66)	(93)	(159)
Balance at December 31, 2016	938,492	474,641	144,192	53,842	1,611,167
Additions	142,795	42,320	12,416	4,975	202,506
Reclassification	—	—	12,289	(12,289)	—
Translation differences	—	—	(1,011)	(1,443)	(2,454)
Balance at December 31, 2017	1,081,287	516,961	167,886	45,085	1,811,219

Accumulated amortization at January 1, 2016	696,911	289,009	117,766	36,948	1,140,634
Amortization	77,240	26,815	11,628	2,419	118,102
Reclassification	—	—	3,317	(3,317)	—
Change in scope of consolidation	—	—	(1,766)	—	(1,766)
Translation differences	—	—	(144)	(53)	(197)
Balance at December 31, 2016	774,151	315,824	130,801	35,997	1,256,773
Amortization	72,978	27,524	14,312	2,308	117,122
Translation differences	—	—	(3,307)	175	(3,132)
Balance at December 31, 2017	847,129	343,348	141,806	38,480	1,370,763

Carrying amount at:
January 1, 2016	137,572	148,245	13,471	8,522	307,810
December 31, 2016	164,341	158,817	13,391	17,845	354,394
December 31, 2017	234,158	173,613	26,080	6,605	440,456
Additions of €202,506 thousand in 2017 (€166,340 thousand in 2016) primarily relate to externally acquired and internally generated costs for the development of new and existing models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

16. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2016	22,671	331,177	1,691,482	131,627	35,763	2,212,720
Additions	—	5,596	81,678	7,322	81,051	175,647
Divestitures	—	(1,021)	(9,902)	(7,631)	—	(18,554)
Reclassification	—	1,578	22,898	1,441	(28,341)	(2,424)
Change in scope of consolidation	—	—	—	(613)	—	(613)
Translation differences	10	173	—	476	—	659
Balance at December 31, 2016	22,681	337,503	1,786,156	132,622	88,473	2,367,435
Additions	892	4,691	131,981	11,855	39,485	188,904
Divestitures	—	(77)	(31,877)	(3,101)	(368)	(35,423)
Reclassification	—	355	73,160	(2,685)	(70,830)	—
Translation differences	(36)	(723)	42	(1,700)	—	(2,417)
Balance at December 31, 2017	23,537	341,749	1,959,462	136,991	56,760	2,518,499

Accumulated amortization at January 1, 2016	—	123,099	1,364,471	99,020	—	1,586,590
Depreciation	—	9,995	109,939	9,681	—	129,615
Divestitures	—	(608)	(11,628)	(6,039)	—	(18,275)
Reclassification	—	177	(1,786)	1,609	—	—
Change in scope of consolidation	—	—	—	(312)	—	(312)
Translation differences	—	159	(1)	376	—	534
Balance at December 31, 2016	—	132,822	1,460,995	104,335	—	1,698,152
Depreciation	—	9,860	124,629	8,995	—	143,484
Divestitures	—	(69)	(29,761)	(2,469)	—	(32,299)
Translation differences	—	(353)	(94)	(651)	—	(1,098)
Balance at December 31, 2017	—	142,260	1,555,769	110,210	—	1,808,239

Carrying amount at:
January 1, 2016	22,671	208,078	327,011	32,607	35,763	626,130
December 31, 2016	22,681	204,681	325,161	28,287	88,473	669,283
December 31, 2017	23,537	199,489	403,693	26,781	56,760	710,260
Additions of €188,904 thousand in 2017 were mainly comprised of additions of €131,981 thousand to plant, machinery and equipment and additions of €39,485 thousand related to advances and assets under construction. Additions to plant, machinery and equipment in 2017 mainly related to investments in cars production lines, personalization programs and engine assembly lines. Additions to advances and assets under construction in 2017 mainly related to car production lines of models to be launched in future years.
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
At December 31, 2017, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €37,844 thousand (€49,614 thousand at December 31, 2016).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

17. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2017	2016
	(€ thousand)
Investments accounted for using the equity method	23,340	20,948
Delta Topco option	—	11,967
Other securities and financial assets	6,698	1,020
Total investments and other financial assets	30,038	33,935
Investments accounted for using the equity method
Investments accounted for using the equity method relates to the Group’s investment in FFS GmbH. In particular, on November 7, 2016, Ferrari and FCA Bank finalized an agreement to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from Ferrari for a purchase price of €18,595 thousand, which was received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €431,958 thousand.
Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by Ferrari is accounted for using the equity method.
Changes in the investments accounted for using the equity method during the years ended December 31, 2017 and 2016 were as follows:

(€ thousand)
Balance at January 1, 2016	—
Change in scope of consolidation	18,542
Fair value measurement of interest retained by the Group	1,489
Proportionate share of net profit for the period from November 7 to December 31, 2016	917
Balance at December 31, 2016	20,948
Proportionate share of net profit for the year ended December 31, 2017	2,437
Proportionate share of remeasurement of defined benefit plans	(45)
Balance at December 31, 2017	23,340

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2017 and 2016 were as follows:

	At December 31,
	2017	2016
	(€ thousand)
Assets
Intangible assets	647	1,133
Property, plant and equipment	66	119
Deferred tax assets	1,977	2,736
Total non-current assets	2,690	3,988
Inventories	259	412
Trade receivables	1,461	472
Receivables from financing activities	493,985	463,108
Other current assets	8,292	3,543
Cash and cash equivalents	8,109	29,087
Total current assets	512,106	496,622
Total assets	514,796	500,610

Equity and liabilities
Equity	44,705	39,921
Non-current liabilities and provisions	8,903	7,920
Debt	457,787	447,272
Trade payables	457	123
Other liabilities	2,944	5,374
Total equity and liabilities	514,796	500,610

	For the year ended December 31,
	2017	2016
	(€ thousand)
Net revenues	26,505	27,471
Cost of sales	11,525	9,563
Selling, general and administrative costs	8,173	8,432
Other expenses, net	245	180
Profit before taxes	6,562	9,296
Income tax expense	1,689	2,070
Net profit	4,873	7,226
Delta Topco option
The Group was granted an option to purchase a fixed number of shares in Delta Topco for a fixed price on the occurrence of certain events. Delta Topco is a company belonging to the Formula 1 Group (the group responsible for the promotion of the Formula 1 World Championship).
The Group exercised the Delta Topco option as a result of the sale of Delta Topco to Liberty Media Corporation, which was completed on January 23, 2017. On February 22, 2017, the Group received (i) €10,878 thousand in cash (including €2,571 thousand of previously undistributed dividends), (ii) approximately 145 thousand Liberty Shares, which were initially recognized at cost of €2,887 thousand (based on the original underlying agreement), and (iii) €851 thousand of Liberty Media exchangeable notes in relation to the Delta Topco option. The Liberty Media exchangeable notes were subsequently converted into Liberty Media shares in November 2017.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Other securities and financial assets
Other securities and financial assets primarily include the Liberty Shares obtained as a result of exercising the Delta Topco option and the subsequent conversion of Liberty Media exchangeable notes into Liberty Shares. The Liberty Shares are measured at fair value which amounted to €5,705 thousand at December 31, 2017.

18. INVENTORIES

	At December 31,
	2017	2016
	(€ thousand)
Raw materials	99,225	95,594
Semi-finished goods	87,678	72,472
Finished goods	206,862	155,932
Total inventories	393,765	323,998
The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2017 was €10,140 thousand (€2,120 thousand in 2016 and €11,610 thousand in 2015).
Changes in the provision for slow moving and obsolete inventories were as follows:

	2017	2016
	(€ thousand)
At January 1,	60,548	60,588
Provision	10,140	2,120
Use and other changes	(3,699)	(2,160)
At December 31,	66,989	60,548
19. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At December 31,
	2017	2016
	(€ thousand)
Trade receivables	239,410	243,977
Receivables from financing activities	732,947	790,377
Current tax receivables	6,125	1,312
Other current assets	45,441	53,729
Total	1,023,923	1,089,395

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Trade receivables
The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2017	2016
	(€ thousand)
Trade receivables due from:
FCA Group companies	75,245	75,694
Dealers	48,166	47,208
Sponsors	30,058	42,789
Brand activities	33,283	15,650
Other	52,658	62,636
Total	239,410	243,977
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 15 to 60 days from the date of invoice.
Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 29.
Trade receivables due from sponsors relate to amounts receivable from sponsors of the Group’s Formula 1 activities.
Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.
The Group is not exposed to concentration of third party credit risk.
The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2017	2016
	(€ thousand)
Trade receivables denominated in:
Euro	172,492	155,545
U.S. Dollar	53,618	62,701
Pound Sterling	2,915	1,222
Chinese Yuan	2,947	3,819
Japanese Yen	3,151	16,310
Other	4,287	4,380
Total	239,410	243,977

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement. Changes in the allowance for doubtful accounts during the year were as follows:

	2017	2016
	(€ thousand)
At January 1,	19,174	18,371
Provision	3,231	3,504
Use and other changes	(412)	(2,701)
At December 31,	21,993	19,174
Receivables from financing activities
Receivables from financing activities are as follows:

	At December 31,
	2017	2016
	(€ thousand)
Client financing	704,014	758,679
Dealer financing	28,933	31,698
Total receivables from financing activities	732,947	790,377
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement. Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2017	2016
	(€ thousand)
At January 1,	11,556	18,671
Provision	3,530	2,455
Change in scope of consolidation	—	(8,409)
Use and other changes	(8,138)	(1,161)
At December 31,	6,948	11,556
Client financing
Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisition. During 2017 the average contractual duration at inception of such contracts was approximately 66 months and the weighted average interest rate was approximately 5.1 percent. Receivables for client financing are generally secured on the titles of cars or other personal guarantees.
Following the sale of a majority stake in FFS GmbH to FCA Bank and the deconsolidation of FFS GmbH on November 7, 2016, client financing mainly relates to activities in the United States and is denominated in U.S. Dollars.
Dealer financing
The Group provides dealer financing in the United States. Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of the financial services companies. In 2017 these receivables were interest bearing at a rate between 3.3 percent and 6.0 percent (between 2.9 percent and 5.2 percent in 2016), with the exception of an initial limited, non-interest bearing period. The contractual terms governing

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

the relationships with the dealer network vary from country to country, although payment terms generally range from 1 to 6 months. Receivables on dealer financing are generally secured by the title of the car or other collateral.
Other current assets
Other current assets are as follows:

	At December 31,
	2017	2016
	(€ thousand)
Prepayments	27,980	31,611
Italian and foreign VAT credits	11,988	12,032
Due from personnel	959	747
Security deposits	1,014	932
Other receivables	3,500	8,407
Total other current assets	45,441	53,729
At December 31, 2017, the Group had provided guarantees through third parties amounting to €132,014 thousand (€89,014 thousand at December 31, 2016), principally to banks and relevant tax authorities in relation to (i) a U.S. Dollar denominated credit facility of FFS Inc, (ii) the validity of value added tax (“VAT”) and duties for which the Group requested reimbursement from the relevant tax authorities, (iii) the VAT related to temporary import of classic cars for restoration activities which would become due if the car is not exported.
The analysis of current receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2017
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	207,074	—	—	32,336	239,410
Receivables from financing activities	144,621	529,489	46,894	11,943	732,947
Client financing	134,972	513,079	44,020	11,943	704,014
Dealer financing	9,649	16,410	2,874	—	28,933
Current tax receivables	5,667	458	—	—	6,125
Other current receivables	16,767	682	7	5	17,461
Total	374,129	530,629	46,901	44,284	995,943

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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
Receivables from financing activities at December 31, 2017 and 2016 relate entirely to the financial services portfolio and are generally secured on the titles of cars or other guarantees.
20. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2017	2016
	(€ thousand)
Financial derivatives	11,686	10,388
Other financial assets	3,997	5,888
Current financial assets	15,683	16,276
Current financial assets and other financial liabilities mainly relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2017 and 2016.

	At December 31,
	2017		2016
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	8,848	(1,136)	8,160	(39,580)
Total cash flow hedges	8,848	(1,136)	8,160	(39,580)
Other foreign exchange derivatives	1,729	(308)	1,548	(58)
Interest rate caps	1,109	—	680	—
Total	11,686	(1,444)	10,388	(39,638)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges. Interest rate caps relate to derivative instruments we are required to enter into as part of certain of our securitization agreements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The following tables provide an analysis by foreign currency and due date of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2017
	Fair value due within one year	Total fair value	Notional amount due within one year	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	2,637	2,637	114,317	114,317
Pound Sterling	510	510	110,032	110,032
Chinese Yuan	(97)	(97)	18,095	18,095
Swiss Franc	1,999	1,999	43,552	43,552
Japanese Yen	4,402	4,402	81,890	81,890
Other(1)	791	791	95,738	95,738
Total amount	10,242	10,242	463,624	463,624
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar.

	At December 31, 2016
	Fair value due within one year	Total fair value	Notional amount due within one year	Total notional amount
	(€ thousand)
Currencies:
U.S. Dollar	(33,758)	(33,758)	788,274	788,274
Pound Sterling	3,668	3,668	106,056	106,056
Chinese Yuan	(125)	(125)	19,917	19,917
Swiss Franc	(476)	(476)	47,923	47,923
Japanese Yen	2,835	2,835	91,854	91,854
Other(1)	(1,394)	(1,394)	74,822	74,822
Total amount	(29,250)	(29,250)	1,128,846	1,128,846
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar
Cash flow hedges
The effects recognized in the consolidated income statement mainly relate to currency risk management and in particular the exposure to fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars.
The policy of the Group for managing foreign currency risk normally requires hedging of a portion of projected future cash flows from trading activities and orders acquired (or contracts in progress) in foreign currencies which will occur within the following 12 months. It is considered reasonable that the hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement, mainly during the following 12 months.
Derivatives relating to currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the flows of the underlying transaction.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Net revenues/(costs)	19,724	(69,368)	(145,095)
Net financial expenses	—	—	(23,745)
Income tax (expense)/benefit	(5,503)	19,354	53,016
Total recognized in the consolidated income statement	14,221	(50,014)	(115,824)
The ineffectiveness of cash flow hedges was not material for the years 2017, 2016 and 2015.
21. EQUITY
Share capital
At December 31, 2017 and 2016, the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01 per share. At December 31, 2017, the Company had 4,969,625 common shares and 4,099 special voting shares held in treasury, while at December 31, 2016, the Company had 5,000,000 common shares and 2,930 special voting shares held in treasury. The decrease in common shares held in treasury primarily reflects the granting of shares to Non-Executive Directors as part of their directors’ compensation.
The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Following the Separation, Exor N.V. (“Exor”) and Piero Ferrari participate in the Company’s loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves
Retained earnings and other reserves includes:

•
the share premium reserve of €5,768,544 thousand at December 31, 2017 (€5,888,529 thousand at December 31, 2016). The share premium reserve originated from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016. As explained below, the movements in 2017 and 2016 relate to cash distributions made from this reserve;

•	the legal reserve of €8 thousand at December 31, 2017 and €14 thousand at December 31, 2016, determined in accordance with Dutch law.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €119,985 thousand. In May 2017 the Company paid €114,738 thousand of the distribution and the remainder was paid in July 2017. Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €86,905 thousand. Both distributions were made from the share premium reserve which is a distributable reserve under Dutch law.

At December 31, 2017 a cumulative amount of €28,179 thousand was recognized as an increase to other reserves for the PSU and RSU awards under the Group’s equity incentive plan. See Note 22 for additional details.

Equity-settled Non-Executive Directors’ compensation amounted to €418 thousand and €1,110 thousand for the years ended December 31, 2017 and 2016 and was recognized as an increase to other reserves. See Note 29 for additional details.

Other comprehensive income
The following table presents other comprehensive income:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans (1)	(730)	(1,448)	898
Total items that will not be reclassified to the consolidated income statement in subsequent periods	(730)	(1,448)	898
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	54,695	(18,282)	(160,606)
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(19,724)	69,368	168,840
Gains on cash flow hedging instruments	34,971	51,086	8,234
Exchange differences on translating foreign operations arising during the period	(15,346)	4,118	13,344
Total items that may be reclassified to the consolidated income statement in subsequent periods	19,625	55,204	21,578
Total other comprehensive income	18,895	53,756	22,476
Related tax impact	(9,554)	(16,961)	(2,908)
Total other comprehensive income, net of tax	9,341	36,795	19,568
__________________________

(1)
For the year ended December 31, 2017 includes €45 thousand related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

Losses on remeasurement of defined benefit plans mainly include actuarial gains and losses arising during the period. These gains and losses are offset against the related net defined benefit liabilities.
The tax effect relating to other comprehensive income are as follows:

	For the years ended December 31,
	2017			2016			2015
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
(Losses)/Gains on remeasurement of defined benefit plans	(730)	203	(527)	(1,448)	(18)	(1,466)	898	(308)	590
Gains on cash flow hedging instruments	34,971	(9,757)	25,214	51,086	(16,943)	34,143	8,234	(2,600)	5,634
Exchange gains on translating foreign operations	(15,346)	—	(15,346)	4,118	—	4,118	13,344	—	13,344
Total other comprehensive income	18,895	(9,554)	9,341	53,756	(16,961)	36,795	22,476	(2,908)	19,568

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Transactions with non-controlling interests

With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2017 or 2016.

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
22. SHARE-BASED COMPENSATION

Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan, which is applicable to all Group Executive Council (“GEC”) members and key leaders of the Company. Under the Company’s equity incentive plan, an aggregate of approximately 687 thousand performance share units (“PSUs”) and an aggregate of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, each representing the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.

At December 31, 2017, the Company has recognized a cumulative amount of €28,179 thousand as an increase to other reserves in equity for the PSU awards and RSU awards and had unrecognized compensation expense of approximately €26,051 thousand, which will be recognized over the remaining vesting period until 2020.

Performance Share Units

The Company awarded members of the GEC and key leaders a total target of approximately 237 thousand PSUs and 450 thousand PSUs to its Chief Executive Officer. The PSUs vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”). The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The target amount of PSUs vests as follows based on the Company’s TSR ranking compared to an industry specific peer group of eight, including the Company, (“Peer Group”):

Ferrari TSR Ranking	% of Target Awards that Vest
	CEO	GEC and Key Leaders
1	150%	150%
2	120%	120%
3	100%	100%
4	75%	—
5	50%	—
The defined Peer Group is as follows:

Hermes	Burberry	Brunello Cucinelli	Ferragamo
LVMH	Moncler	Richemont

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The total number of shares that will eventually be issued upon vesting of the PSUs may vary from the original award of 687 thousand, depending on the level of TSR performance achieved compared to the Peer Group. None of the PSU awards were forfeited and none of the outstanding PSUs had vested at December 31, 2017.

The performance period for the PSUs commenced on January 1, 2016. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were awarded is €59.36-€72.06 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key assumptions
Grant date share price	€66.85
Expected volatility	17.4%
Dividend yield	1.2%
Risk-free rate	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Retention Restricted Share Units

The Company awarded members of the GEC and key leaders a total of approximately 119 thousand RSUs. The Chief Executive Officer has not received any RSUs. The RSU awards granted to GEC members and key leaders are conditional on a recipient’s continued service to the Company, as described below. The RSUs, each of which represents the right to receive one common share of the Company, will vest in three equal tranches in March 2019, 2020 and 2021, subject to continued employment with the Company at the time of vesting. None of the RSU awards were forfeited and none of the RSU awards had vested at December 31, 2017.

The performance period for the RSUs commenced on January 1, 2016. The fair value of the awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period. The range of the fair value of the RSUs awarded is €63.00-€64.64 per share.

23. EMPLOYEE BENEFITS
The Group’s provisions for employee benefits are as follows:

	At December 31,
	2017	2016
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	22,641	23,783
Pension plans	604	828
Total present value of defined benefit obligations	23,245	24,611

Other provisions for employees	60,914	66,413
Total provisions for employee benefits	84,159	91,024
Defined contribution plan
The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2017, 2016 and 2015 was €3,149 thousand, €9,719 thousand and €2,990 thousand, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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
The expected benefit payments for the defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2018	1,350	41
2019	1,401	41
2020	1,596	42
2021	1,960	42
2022	1,725	3,262
Beyond 2022	7,089	597
Total	15,121	4,025

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2015	23,119	805	23,924

Included in the consolidated income statement	391	(37)	354
Included in other comprehensive income/loss
Actuarial losses from financial assumptions	1,580	232	1,812
Other
Benefits paid	(1,337)	(172)	(1,509)
Other changes	30	—	30
Amounts at December 31, 2016	23,783	828	24,611

Included in the consolidated income statement	—	142	142
Included in other comprehensive income/loss
Actuarial losses/(gains) from financial assumptions	820	(135)	685
Other
Benefits paid	(1,964)	(164)	(2,128)
Other changes	2	(67)	(65)
Amounts at December 31, 2017	22,641	604	23,245

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2017			2016			2015
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	—	141	141	31	(41)	(10)	8	72	80
Interest (income)/expense	—	1	1	360	4	364	74	—	74
Total recognized in the consolidated income statement	—	142	142	391	(37)	354	82	72	154
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2017 is equal to 1.5 percent (1.3 percent in 2016 and 1.6 percent in 2015). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
The discount rates used for the measurement of the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost, are based on the rate of return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2017 was equal to approximately 0.7 percent (1.3 percent 2016 and 1.6 percent in 2015). The average duration of the obligations is approximately 13 years.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	At December 31,
	2017		2016
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,771)	2,036	(1,909)	2,201
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
At December 31, 2017, other provisions for employees comprised long term bonus benefits amounting to €58,090 thousand (€64,432 thousand at December 31, 2016), jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €2,745 thousand (€1,905 thousand at December 31, 2016), and other provisions for employees benefits amounting to €79 thousand (€76 thousand at December 31, 2016).
24. PROVISIONS
Changes in provisions were as follows:

	At December 31, 2016	Additional provisions	Utilization	Translation differences and other	At December 31, 2017
	(€ thousand)
Warranty and recall campaigns provision	122,411	16,705	(15,328)	(652)	123,136
Legal proceedings and disputes	45,336	6,670	(1,271)	(360)	50,375
Other risks	47,480	8,339	(30,320)	(1,618)	23,881
Total provisions	215,227	31,714	(46,919)	(2,630)	197,392
Warranty and recall campaigns provision
The warranty and recall campaigns provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the car to the dealer.
The warranty and recall campaigns provision is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.
Takata airbag inflator recalls
On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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

As a result of internal assessments, in 2016 Ferrari decided to extend the recall campaign to include all cars produced in all model years based on priority groups and the timeline set by NHTSA.

As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €36,994 thousand was recognized within cost of sales in the year ended December 31, 2016.

At December 31, 2017, the provision amounted to €34,567 thousand. Such provision reflects the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.

Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relate to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2018, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations.

The utilization related to the reversal of accruals for legal proceedings and disputes resolved in 2017. Accruals to the provision for legal proceedings and disputes are recognized within other expenses, net.

Other risks

The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties. The utilization in 2017 primarily relates to a dispute with a distributor as well as various contractual risks.

The following table sets forth additional provisions to other risks recognized for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	8,065	4,499	3,847
Other expenses, net	—	14,559	4,111
Selling, general and administrative costs	274	2,604	8
Income tax expense	—	—	569
	8,339	21,662	8,535

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

25. DEBT

	Balance at December 31, 2016	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at December 31, 2017
	(€ thousand)
Borrowings from banks	836,886	10,074	(800,943)	264	(8,222)	38,059
Bonds	497,614	694,172	—	1,731	—	1,193,517
Securitizations	485,670	232,520	(91,405)	178	(70,687)	556,276
Other debt	27,871	34,804	(43,084)	—	(1,262)	18,329
Total debt	1,848,041	971,570	(935,432)	2,173	(80,171)	1,806,181
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2017				2016
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Bonds	—	694,623	498,894	1,193,517	—	—	497,614	497,614
Securitizations	254,891	301,385	—	556,276	144,597	341,073	—	485,670
Borrowings from banks	32,811	5,248	—	38,059	227,408	609,478	—	836,886
Other debt	18,329	—	—	18,329	27,871	—	—	27,871
Total debt	306,031	1,001,256	498,894	1,806,181	399,876	950,551	497,614	1,848,041
Borrowings from banks
Borrowings from banks at December 31, 2017 mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €29,189 thousand (€23,745 thousand at December 31, 2016) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at December 31, 2017) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €8,870 thousand (€12,707 thousand at December 31, 2016) relating to various short and medium term credit facilities.

Borrowings from banks at December 31, 2016 also included €800,383 thousand relating to the Term Loan, which was fully repaid in 2017, primarily with proceeds from the 2021 Bond issued in November 2017. See “The Facility” below.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). At inception, the Facility comprised a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring.

In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the 2023 Bond (see “Bonds” below).

In 2016 and 2017 the Company made scheduled payments and voluntary prepayments, funded in part with the proceeds of the 2021 Bond described under “Bonds” below, to fully repay the Term Loan.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

At December 31, 2017 and 2016 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF has a maturity of five years from inception of the Facility.

Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2017 of €498,894 thousand includes accrued interest of €5,938 thousand.

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay the Term Loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2017 of €694,623 thousand includes accrued interest of €221 thousand.

The notes for both the 2023 Bond and the 2021 Bond impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2017 and 2016, Ferrari was in compliance with the covenants of the notes.

Securitizations

In 2016 and 2017 FFS Inc has pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
On January 19, 2016, FFS Inc entered into a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. In 2016, proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The funding limit of the program has been progressively increased over time, including to $275 million on December 16, 2016, to $325 million on July 14, 2017, and to $350 million on December 15, 2017. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2017 total proceeds from the sales of financial receivables under the program were $325 million. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc entered into a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. In 2016, proceeds from the first sale of financial receivables were $175 million and were primarily used to repay U.S. Dollar denominated bank borrowings. On April 21, 2017 the funding limit of the program was increased to $225 million and this amount remained unchanged in the renewal of the program in September 2017. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2017 total proceeds from the sales of financial receivables under the program were $222 million. The securitization agreement requires the maintenance of an interest rate cap.

On December 28, 2016, FFS Inc entered into a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. In 2016, proceeds from the first sale of financial receivables were $64 million and were primarily used to repay

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

U.S. Dollar denominated bank borrowings. On December 20, 2017 the funding limit of the program was increased to $135 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 120 basis points. As of December 31, 2017 total proceeds from the sales of financial receivables under the program were $120 million. The securitization agreement does not require an interest rate cap.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €28,230 thousand at December 31, 2017 (€19,411 thousand at December 31, 2016).

Other debt

Other debt primarily relates to funding for operating activities of the Group’s U.S. subsidiaries.

26. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2017	2016
	(€ thousand)
Deferred income	274,186	273,069
Advances and security deposits	167,293	229,975
Accrued expenses	77,024	61,403
Payables to personnel	38,488	36,843
Social security payables	20,553	18,559
Other	42,806	36,426
Total other liabilities	620,350	656,275
Deferred income primarily includes amounts received under the scheduled maintenance program of €173,646 thousand at December 31, 2017 and €155,121 thousand at December 31, 2016, which are deferred and recognized as net revenues over the length of the maintenance program term. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at December 31, 2017 and at December 31, 2016 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue. The decrease in 2017 primarily related to a reduction in advances received for the LaFerrari Aperta, which was partially offset by advances received for the Ferrari J50.
An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2017				2016
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	264,380	4,760	—	269,140	309,864	4,913	7,026	321,803

27. TRADE PAYABLES
Trade payables of €607,505 thousand at December 31, 2017 (€614,888 thousand at December 31, 2016) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

28. FAIR VALUE MEASUREMENT
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
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017 and 2016:

		At December 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		647,706	—	—	647,706
Investments and other financial assets - Liberty Shares	17	5,705	—	—	5,705
Current financial assets	20	—	11,686	—	11,686
Total assets		653,411	11,686	—	665,097
Other financial liabilities	20	—	1,444	—	1,444
Total liabilities		—	1,444	—	1,444

		At December 31, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		457,784	—	—	457,784
Investments and other financial assets - Delta Topco option	17	—	11,967	—	11,967
Current financial assets	20	—	10,388	—	10,388
Total assets		457,784	22,355	—	480,139
Other financial liabilities	20	—	39,638	—	39,638
Total liabilities		—	39,638	—	39,638
There were no transfers between fair value hierarchy levels between 2016 and 2017.
In 2017, the Group exercised the Delta Topco option as a result of the sale of Delta Topco to Liberty Media Corporation, which was completed on January 23, 2017. Therefore the Delta Topco option was derecognized and the Group’s investment in the Liberty Shares and exchangeable notes were recognized. In November 2017 the Liberty exchangeable notes were converted into Liberty Shares.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

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
The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2017		2016
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities		732,947	732,947	790,377	790,377
Client financing		704,014	704,014	758,679	758,679
Dealer financing	19	28,933	28,933	31,698	31,698
Total		732,947	732,947	790,377	790,377

Debt	25	1,806,181	1,819,337	1,848,041	1,849,000

29. RELATED PARTY TRANSACTIONS
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

•
in 2016, the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

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

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

Pursuant to the charter of the Audit Committee, the Audit Committee reviews and approves related party transactions in order ensure that they are entered into on arm’s length terms. In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2017			2016			2015
	Net revenues	Costs(1)	Net financial expenses/(income)	Net revenues	Costs(1)	Net financial expenses/(income)	Net revenues	Costs(1)	Net financial expenses/(income)
	(€ thousand)
FCA Group companies
Maserati	315,407	4,698	—	241,478	1,933	—	184,444	2,250	67
FCA US LLC	6	44,882	—	—	37,612	—	1,253	23,562	—
Magneti Marelli	1,866	36,670	—	1,735	29,663	—	1,397	29,746	—
Other FCA Group companies	6,754	7,007	(1,191)	5,472	9,163	(471)	7,412	42,768	(11,601)
Total FCA Group companies	324,033	93,257	(1,191)	248,685	78,371	(471)	194,506	98,326	(11,534)

Exor Group companies (excluding the FCA Group)	283	492	—	192	173	—	277	338	—

Other related parties
COXA S.p.A.	48	6,141	—	121	7,096	—	174	7,561	—
HPE S.r.l.	—	7,525	—	—	6,447	—	11	5,518	—
Other related parties	2,111	—	—	1,950	24	—	1,024	6	—
Total other related parties	2,159	13,666	—	2,071	13,567	—	1,209	13,085	—
Total transactions with related parties	326,475	107,415	(1,191)	250,948	92,111	(471)	195,992	111,749	(11,534)
Total for the Group	3,416,890	1,986,792	29,260	3,105,084	1,899,433	27,729	2,854,369	1,848,467	10,151
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income).
Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2017				2016
	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)
	(€ thousand)
FCA Group companies
Maserati	71,560	3,028	—	37,496	73,532	4,462	—	32,379
FCA US LLC	129	6,848	—	—	166	12,529	—	—
Magneti Marelli	899	8,103	—	—	1,739	6,702	—	—
Other FCA Group companies	2,657	4,646	2,097	27	257	3,291	1,439	12
Total FCA Group companies	75,245	22,625	2,097	37,523	75,694	26,984	1,439	32,391

Exor Group companies (excluding the FCA Group)	345	202	—	—	235	41	—	—

Other related parties
COXA S.p.A.	3	1,142	—	—	16	1,194	—	—
HPE S.r.l.	—	1,150	—	—	—	1,162	—	—
Other related parties	268	—	—	—	554	68	—	4
Total other related parties	271	2,292	—	—	570	2,424	—	4
Total transactions with related parties	75,861	25,119	2,097	37,523	76,499	29,449	1,439	32,395
Total for the Group	239,410	607,505	51,566	649,510	243,977	614,888	55,041	697,870
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Financial assets and liabilities originating from related party transactions are as follows:

	2017			2016
	Receivables from financing activities	Current financial assets	Debt	Receivables from financing activities	Current financial assets	Debt

FCA Global Finance		—	—	—	861	—
Total transactions with related parties	—	—	—	—	861	—
Total for the Group	732,947	15,683	1,806,181	790,377	16,276	1,848,041
Emoluments to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of Ferrari N.V. (and for 2015 also Ferrari S.p.A.) for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Directors of Ferrari N.V.	17,767	8,617	243
Directors of Ferrari S.p.A.	—	—	2,904
Statutory auditors	112	105	105
Total emoluments	17,879	8,722	3,252
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2017 was €17,767 thousand, inclusive of the following:
•€1,277 thousand for salary; and

•
€16,490 thousand for share-based compensation recognized for the performance period 2016 and 2017 in relation to 450 thousand PSUs awarded to the CEO under the equity incentive plan, which covers a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon. The PSU awards vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return, therefore at December 31, 2017 none of the PSU awards had vested. See Note 22 “Share-based compensation” for information related to the equity incentive plan.

The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2016 was €8,617 thousand and for the year ended December 31, 2015, including Ferrari S.p.A., was €3,147 thousand, inclusive of the following:

•	€2,827 thousand in 2016 and €2,372 thousand in 2015 for salary;

•	€290 thousand in 2016 and €775 thousand in 2015 as the Group’s contribution to defined benefit obligations and long-term bonus plans; and

•	€5,500 thousand in 2016 for compensation costs related to the retirement of the former CEO of the Group.
Non-Executive Directors’ compensation for the years ended December 31, 2017 and 2016 included €418 thousand and €1,110 thousand, respectively, that was settled in treasury shares in 2017.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Following the election of the Board of Directors at the Annual General Meeting of Shareholders on April 15, 2016, Non-Executive Directors had the option to receive the board retainer fee component of their Directors’ compensation in 50% cash and 50% Ferrari common shares, or alternatively, to receive 100% in Ferrari common shares. Following the Annual General Meeting of Shareholders on April 14, 2017, Non-Executive Directors’ compensation is fully settled in cash. The amounts settled in Ferrari common shares were accounted for as equity-settled share-based compensation and recognized as increases to equity in the relevant year.

The aggregate compensation for remaining key management in 2017 was €16,015 thousand (€12,290 thousand in 2016), inclusive of the following:

•	€10,964 thousand for salary (€11,059 thousand in 2016);

•	€314 thousand for long-term benefits (€1,231 thousand in 2016); and

•
€4,737 thousand for share-based compensation in relation to PSUs and RSUs awarded to key management under the equity incentive plan for the performance period covering 2016 and 2017. The PSU and RSU awards vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return, therefore at December 31, 2017 none of the PSU or RSU awards had vested. See Note 22 “Share-based compensation” for information related to the equity incentive plan.

30. COMMITMENTS
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
Arrangements with sponsors
Certain of the Group’s sponsorship contracts include terms whereby the Group is obligated to purchase a minimum quantity of goods and/or services from its sponsors.
Future minimum purchase obligations under these arrangements at December 31, 2017 were as follows:

	At December 31, 2017
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	137,250	101,988	5,760	4,372	249,370
Operating lease agreements
The future aggregate minimum lease payments under non-cancellable operating leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2017
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under operating lease agreements	694	1,353	105	—	2,152

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

During 2017, the Group’s operating lease expenses amounted to €16,964 thousand (€14,820 thousand in 2016 and €19,612 thousand in 2015).
31. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:

•	financial market risk (principally relating to foreign currency exchange rates, and to a much lesser extent, interest rates), as the Group operates internationally in different currencies;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value. In particular, the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Financial market risks

Due to the nature of the Group’s business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk and to a lesser extent, interest rate risk.
The Group’s exposure to foreign currency exchange rate risk arises from the geographic distribution of the Group’s shipments, as the Group generally sells its models in the currencies of the various markets in which the Group operates, while the Group’s industrial activities are all based in Italy, and primarily denominated in Euro.
The Group’s exposure to interest rate risk arises from the need to fund certain activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason these risks are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through the Group’s operating and financing activities, and if required, through the use of derivative financial instruments.
The Group has in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks. The Group’s risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Counterparties to these agreements are major financial institutions. Derivatives cannot be entered into for speculative purposes.
In particular, the Group used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will be accounted for.    Accordingly, as a result of applying risk management policies with respect to foreign currency exchange exposure, the Group’s results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. However, despite these risk management policies and hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016
The Group also enters into interest rate caps as requested by certain of its securitization agreements.

Information on the fair value of derivative financial instruments held is provided in Note 20.

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2017, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 51 percent of the Group’s turnover (57 percent in 2016).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2017, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 62 percent (60 percent in 2016) of the total currency risk from commercial activity. In 2017, the commercial activity exposed to the Euro/Pound Sterling exchange rate exceeded 10 percent while in 2016 such exposure was below 10 percent. Other significant exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Chinese Renminbi, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2017. It is the Group’s policy to use derivative financial instruments to hedge between 50 and 90 percent of certain exposures subject to foreign currency exchange risk for up to twelve months.

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

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2017, except for those arising on financial instruments measured at fair value, amounted to net losses of €18,059 thousand (net gains of €8,335 thousand and €10,794 thousand for the years ended December 31, 2016 and 2015, respectively).

The impact of foreign currency exchange rate differences arising from financial services companies recognized under cost of sales, except for those arising on financial instruments measured at fair value, amounted to net losses of €58,808 thousand in 2016 (net gains of €20,908 thousand in 2015). Following the deconsolidation of FFS GmbH in November 2016, all of the Group’s financial services activities are conducted in the functional currency of the related financial services companies, therefore, such impact in 2017 was nil.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Except as noted above, there have been no substantial changes in 2017 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2017 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €45,439 thousand (€128,753 thousand at December 31, 2016). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Information on interest rate risk

The Group’s exposure to interest rate risk, though less significant, arises from the need to fund financial services activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group’s most significant floating rate financial assets at December 31, 2017 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing) while 32 percent of our total debt bears floating rates of interest. At December 31, 2017, a 10 basis point decrease in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €225 thousand on an annual basis (an increase of €367 thousand at December 31, 2016). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

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

Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 20 and 26. Details of the repayment of derivative financial instruments are provided in Note 20.

During 2015 the Group entered into a new revolving credit facility of €500 million. This facility was entirely undrawn at December 31, 2016 and 2017. The Group believes that the funds currently available to it, in addition to those that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2017 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

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

Receivables from financing activities amounting to €732,947 thousand at December 31, 2017 (€790,377 thousand at December 31, 2016) are shown net of the allowance for doubtful accounts amounting to €6,948 thousand (€11,556 thousand at December 31, 2016). After considering the allowance for doubtful accounts, €11,943 thousand of receivables were overdue (€41,594 thousand at December 31, 2016). Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Receivables from financing activities relate entirely to the financial services portfolio and such receivables are generally secured on the titles of cars or other guarantees.

Trade receivables amounting to €239,410 thousand at December 31, 2017 (€243,977 thousand at December 31, 2016) are shown net of the allowance for doubtful accounts amounting to €21,993 thousand (€19,174 thousand at December 31, 2016). After considering the allowance for doubtful accounts, €32,336 thousand of receivables were overdue (€18,567 thousand at December 31, 2016).

32. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2017	2016	2015
	(€ thousand)
Italy	563,921	387,184	238,532
Other EMEA	1,308,261	1,314,788	1,209,916
Americas (1)	920,858	835,045	884,971
China, Hong Kong and Taiwan (on a combined basis)	282,550	272,223	257,249
Rest of APAC (2)	341,300	295,844	263,701
Total net revenues	3,416,890	3,105,084	2,854,369
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America

(2)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2017 and 2016

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2017			2016
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	704,262	785,182	439,369	661,770	785,182	353,116
Other EMEA	2,368	—	—	2,430	—	—
Americas (1)	2,760	—	812	3,877	—	988
China, Hong Kong and Taiwan (on a combined basis)	264	—	—	258	—	—
Rest of APAC (2)	606	—	275	948	—	290
Total	710,260	785,182	440,456	669,283	785,182	354,394
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America

(2)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

33. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 23, 2018, which is the date the Consolidated Financial Statements were authorized for issuance.
On February 9, 2018 the Company announced its intention to launch a share buyback program. The Company expects the program to involve the repurchase from time to time of up to €100 million in common shares. The program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan approved in 2017. Under the program, as of February 20, 2018 the Company purchased an aggregate of 190,600 common shares on the New York Stock Exchange (NYSE) for an aggregate consideration of $22,838,301. As of February 20, 2018 the Company held 5,160,225 common shares in treasury, and in total the Company held 2.06 percent of the total issued share capital in treasury, including the common shares and the special voting shares.

On February 20, 2018, the Company announced that Scuderia Ferrari has extended its partnership agreement with Philip Morris International, continuing a collaboration of nearly five decades.

On February 21, 2018, the Group announced that it has selected the 88th edition of the Geneva International Motor Show for the world premiere of the Ferrari 488 Pista, the Group’s successor to Ferrari’s V8-engined special series. The Ferrari 488 Pista marks a significant step forward from the previous special series in terms of both sporty dynamics and for the level of technological carryover from racing.

On February 22, 2018, the Company presented the new car for the 2018 Formula 1 World Championship.

On February 23, 2018, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.71 per common share, totaling approximately €134 million. The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2018.