Form 20-F
period 2018-12-31
Ferrari N.V.
filed 2019-02-26
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-37596

Ferrari N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Via Abetone Inferiore n. 4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)

Antonio Picca Piccon
Tel. No.: +39 0536 949111
Facsimile No.: +39 0536 241494
Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares (par value of €0.01 each)	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 187,920,656 common shares, par value €0.01 per share, and 56,492,874 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. (“Fiat”) with and into FCA. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as summarized in “Note on Presentation” below and references to the “Restructuring” refer to a restructuring completed in October 2015 as part of the Separation.

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as IFRS as adopted by the European Union. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
Basis of Preparation of the Consolidated Financial Statements
As explained in Note 1 to the Consolidated Financial Statements and in “Item 4.A. History and Development of the Company”, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together referred to as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. Following the Separation Ferrari operates as an independent, publicly traded company.
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

I

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, as well as the popularity of Formula 1 more broadly;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	changes in client preferences and automotive trends;

•
changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	competition in the luxury performance automobile industry;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;

•	our low volume strategy;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	our continued compliance with customs regulations of various jurisdictions;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;

•	product recalls, liability claims and product warranties;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

II

•
our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks, including on our in-vehicle technology;

•	our ability to service and refinance our debt;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

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

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3.D. Risk Factors” of this report. These factors may not be exhaustive and should be read in conjunction with the other cautionary statements included in this report. You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties.

III

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

(ii)
the audited consolidated income statement of the Company for the years ended December 31, 2015 and 2014 and the audited consolidated statement of financial position at December 31, 2016, 2015 and 2014;

This financial information has been prepared in accordance with IFRS.
For the purposes of the financial information set forth in this section, with the exception of the debt owing to FCA and subsequent refinancing, which were reflected from the dates on which they occurred, the Restructuring has been retrospectively reflected as though it had occurred effective January 1, 2014.
The following information should be read in conjunction with “Note on Presentation,” “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this document. Historical results for any period are not necessarily indicative of results for any future period.
Consolidated Income Statement Data

	For the years ended December 31,
	2018	2017	2016	2015	2014
	(€ million, except per share data)
Net revenues	3,420	3,417	3,105	2,854	2,762
EBIT	826	775	595	444	389
Profit before taxes	803	746	567	434	398
Net profit	787	537	400	290	265
Net profit attributable to:
Owners of the parent	785	535	399	288	261
Non-controlling interests	2	2	1	2	4
Basic earnings per common share (€) (1)	4.16(6)	2.83	2.11	1.52	1.38
Diluted earnings per common share (€) (1) (2)	4.14(6)	2.82	2.11	1.52	1.38
Dividend approved per common share (€) (3)	0.71	—	—	—	—
Distribution approved per common share (€) (4) (5)	—	0.635	0.46	—	—
_____________________________

(1)	For 2014 and 2015, retrospectively reflects the issuance of 188,923,499 common shares as if the Separation had occurred on January 1, 2014. See also Note 13 to the Consolidated Financial Statements.

(2)
In order to calculate the diluted earnings per common share the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan for the years ended December 31, 2018 and 2017, and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement for the years ended

December 31, 2017 and 2016. For the years ended December 31, 2015 and 2014 there were no potentially dilutive instruments. See Note 13 to the Consolidated Financial Statements for additional information.

(3)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per common share was approved, corresponding to a total distribution of €134 million. The distribution was made from the retained earnings reserve.

(4)	Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €120 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

(5)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, a cash distribution of €0.46 per common share was approved, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

(6)
The increase in the basic and diluted earnings per common share in 2018 compared to 2017 includes the effects of applying the Patent Box tax regime starting in the third quarter of 2018. See Adjusted Basic and Diluted Earnings per Common Share for 2018 in the section “Non-GAAP Financial Measures” as well as Note 11 to the Consolidated Financial Statements, both included elsewhere in this document, for additional information.

Consolidated Statement of Financial Position Data

	At December 31,
	2018	2017	2016	2015	2014
	(€ million, except number of shares issued)
Cash and cash equivalents	794	648	458	183	134
Deposits in FCA Group cash management pools (1)	—	—	—	139	942
Total assets	4,852	4,141	3,850	3,875	4,641
Debt	1,927	1,806	1,848	2,260	510
Total equity/(deficit) (2)	1,354	784	330	(19)	2,478
Equity/(Deficit) attributable to owners of the parent	1,349	779	325	(25)	2,470
Non-controlling interests	5	5	5	6	8
Share capital	3	3	3	4	4
Common shares issued (in thousands of shares) (3)	187,921	188,954	188,923	188,923	188,923
_____________________________

(1)
Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the completion of the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.

(2)	The deficit at December 31, 2015 is a result of the effects of the Restructuring. See “Consolidated Statement of Changes in Equity” to the Consolidated Financial Statements for additional details.

(3)
The number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2014.

Other Statistical Information

	For the years ended December 31,
	2018	2017	2016	2015	2014
Shipments (number of cars)	9,251	8,398	8,014	7,664	7,255
Average number of employees for the period	3,651	3,336	3,115	2,954	2,843

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
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we renovate and expand our models range. For example, the gradual expansion of hybrid engine and electric engine technology will introduce a notable change in the overall driver experience compared to the combustion engine cars of our range models to date. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.
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
The prestige, identity, and appeal of the Ferrari brand depend in part on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our sports, GT, special series and Icona cars which also supports the appeal of other Ferrari-branded luxury goods. We have focused on restoring the success of our Formula 1 racing team as our most recent Drivers’ Championship and Constructors’ Championship were in 2007 and 2008, respectively. We are focused on improving our racing results and restoring our historical position as the premier racing team. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.
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

If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.
Performance cars are characterized by leading-edge technology which is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of hybrid cars is costly and its long term success is uncertain”.
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
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events), at our headquarters in Maranello and through our dealers, the Ferrari museums and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long term. The increase in the number of cars we produce relative to the number of automotive collectors and purchasers in the secondary market may adversely affect our cars’ value as collectible items and in the secondary market more broadly.
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
Our continued success depends in part on our ability to originate and define product and trends in the automotive and luxury industry, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of hybrid cars is costly and its long term success is uncertain”. If we misjudge the market for our products or are delayed in recognizing trends and customer preferences, we and our dealers may be faced with excess inventories for some cars and missed opportunities with others. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. We will encounter this risk, for example, as we introduce the Purosangue, a luxury high performance vehicle within the GT range that we are developing and will launch in the coming years. Furthermore this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

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
Our growth strategy includes a controlled expansion of our sales and operations, including the launching of new car models and expanding sales, as well as dealer operations and workshops, in targeted growth regions internationally. In particular, our growth strategy requires us to expand operations in regions that we have identified as having relatively high growth potential. We may encounter difficulties, including more significant competition in entering and establishing ourselves in these markets.
Our growth depends on the continued success of our existing cars, as well as the successful design and introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we plan to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. For example, we are currently planning to introduce 15 new models in the 2019-2022 period (which is unprecedented for Ferrari over a similar time period). We have recently introduced the Icona limited editions, a new concept that takes inspiration from our iconic cars of the past and interprets them in a modern way with innovative materials and innovative technology. In the GT range, we are developing a luxury high performance vehicle, the Purosangue, and we are planning a new line of cars powered by V6 engines. In addition, we will gradually but rapidly expand the use of hybrid technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.
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
On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, we increase our focus on GT cars and our product portfolio evolves with a broader product range.
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
We depend on the sales of a small number of car models to generate our revenues. Our current product range consists of six range models (including three sports cars and three GT cars) and two special series cars. While we anticipate significantly expanding our car offerings as part of our growth strategy through the introduction of 15 new products in the 2019-2022 period, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, our future operating results depend upon the continued market acceptance of each model in our line-up. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our “special series” and limited edition cars (including the new Icona limited editions) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.
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
We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. The EU economies in particular have suffered a prolonged period of slow growth since the 2008 financial crisis. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions, such as in the United Kingdom following the referendum to leave the European Union (see further “We may be adversely affected by the UK determination to leave the European Union (Brexit)”) create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies and any steps we may take to address such new policies may have an adverse effect on our business, financial condition and results of operations. Although China only represents approximately 8 percent of our net revenues and a limited proportion of our growth in the short term, slowing economic conditions in China may adversely affect our revenues in that region. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in China and other growth and emerging markets may adversely affect our business”.
Developments in China and other growth and emerging markets may adversely affect our business.
We operate in a number of growth and emerging markets, both directly and through our dealers and we have experienced increasing demand in China and other regions in Asia.
We believe we have potential for further success in new geographies, in particular in China, but also more generally in Asia, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, rising geopolitical tensions and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.
Our exposure to growth and emerging countries is likely to increase, as we pursue expanded sales in such countries. Economic and political developments in emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our results of operations and financial condition. Further, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases.
Maintaining and strengthening our position in these growth and emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions may adversely affect us”.
We may be adversely affected by the UK determination to leave the European Union (Brexit).
In a June 23, 2016, referendum, the United Kingdom voted to terminate the UK’s membership in the European Union (“Brexit”). On March 29, 2017, the United Kingdom formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. Negotiations to determine the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states in the EU remain ongoing. Any effect of Brexit is expected to depend on the agreements, if any, that may be negotiated between the UK and the EU with respect to reciprocal market access and custom arrangements, during any transitional period and more permanently. Failure to reach appropriate agreements could adversely affect European or worldwide economic or market conditions. It is possible that there will be greater restrictions on imports and exports between the UK and European Union countries and increased regulatory complexities which may prove challenging and costly. Approximately 9 percent of our cars and spare parts net revenues in 2018 were generated in the UK and we do not have any other significant operations in the UK, therefore, we do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations and financial condition as customers may reduce or delay spending decisions on our products.
Our success depends largely on the ability of our current management team to operate and manage effectively.
Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Our employees, particularly in our production facilities in and around Maranello, Italy include many highly skilled engineers, technicians and artisans. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. We have developed management succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.
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
While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars. For example, Takata Corporation (“Takata”) is currently the principal supplier of the airbags installed in our cars. Defective airbags manufactured by Takata have led to widespread recalls by several automotive manufacturers starting in 2015, including us (see further “Car recalls may be costly and may harm our reputation”; see also “Item 4.B. Business Overview—Regulatory Matters—Vehicle safety”. Takata filed for bankruptcy protection in Japan and the United States in June 2017. Failure by Takata to continue the supply of airbags may cause significant disruption to our operations.
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
Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Item 4.B. Business Overview—Formula 1 Activities.” If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of profits related to Formula 1 activities may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers, including potentially as a result of increasing popularity of the FIA Formula E championship. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.
In addition, extensive talks were held in 2018 and are continuing among the owners of the Formula 1 business and all teams with regards to the arrangements relating to the participation of Ferrari and the other teams competing in the championship in the period following the 2020 expiration of the current arrangements between racing teams and the operator of Formula 1. We cannot be certain that we or other racing teams will be successful in negotiating acceptable terms and conditions for continued participation. If we were to withdraw from Formula 1 this would affect our marketing and brand strategies and we currently are unable to predict the consequences on our business, financial condition and results of operations.
Engine production revenues are dependent on Maserati’s ability to sell its cars.
We produce V8 and V6 engines for Maserati. We have a multi-year arrangement with Maserati to provide V6 engines through 2020, which may be followed by further production runs in future periods. While Maserati is required to compensate us for certain production costs we may incur penalties from our suppliers, in the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.

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

Current European legislation limits fleet average greenhouse gas emissions for new passenger cars. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet, by 2021, alternative targets for our fleet of EU-registered vehicles.
In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average greenhouse gas (“GHG”) and fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. As an SVM, we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. In September 2016 we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally and we proposed alternative CAFE standards for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. NHTSA have not yet responded to our petition. We will need in the future to file with NHTSA a petition for 2019-2020 and 2021 model years. If our petitions are rejected, or if we produce annually more than 10,000 vehicles globally, we will not be able to benefit from the more favorable CAFE standards levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards.
In the United States, considerable uncertainty is associated with emissions regulations under the current administration. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. In August 2018 the NHTSA and the EPA issued a common proposal, the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule for model years 2021-2026 Passenger Cars and Light Trucks” (SAFE Vehicles Rule). The SAFE Vehicles Rule, if finalized, would amend certain existing Corporate Average Fuel Economy (CAFE) and tailpipe carbon dioxide emissions standards for passenger cars and light trucks and establish new standards, all covering model years 2021 through 2026. The authorities’ stated preferred alternative is to retain the model year 2020 standards (specifically, the footprint target curves for passenger cars and light trucks) for both programs through model year 2026, but comment has been sought on a range of alternatives.
In the state of California (which has been granted special authority under the Clean Air Act to set its own vehicle emission standards), the California Air Resources Board (“CARB”) has enacted regulations under which manufacturers of vehicles for model years 2012 through 2025 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” option). The SAFE Vehicles Rule mentioned above proposes to withdraw the waiver granted to California under the Clean Air Act to establish more stringent standards for vehicle emissions that are applicable to model years 2021 through 2025. In response to the proposed California waiver withdrawal, on December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision shall not be available for model years 2021-2025 if the EPA standards for those years are altered via an amendment of federal regulations. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, it may necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.
In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for SVMs, as well as vehicle safety legislation. In 2016, NHTSA published guidelines for driver distraction, for which rulemaking activities have not progressed since early 2017. The costs of compliance associated with these and similar rulemaking may be substantial.
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
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different levels of stringency effective starting from 2020. Moreover several autonomous Chinese regions and municipalities are implementing the requirements of the National 6 program even ahead of the mandated deadlines. To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.
Under these existing regulations, as well as new or stricter rules or policies, we could be subject to sizable civil penalties or have to restrict or modify product offerings drastically to remain in compliance. We may have to incur substantial capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation. For a description of the regulation referred to in the paragraphs above please see “Item 4.B. Business Overview—Regulatory Matters”.
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
In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibilities for SVMs (defined as manufacturers with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. Because our CAFC is expected to exceed the regulatory ceiling, we will be required to purchase NEV credits. There is no assurance that an adequate market for NEV credits will develop in China and if we are not able to secure sufficient NEV credits this may adversely affect our business in China.
The introduction of hybrid cars is costly and its long term success is uncertain.
We are gradually but rapidly introducing hybrid technology in our cars. In accordance with our strategy, we believe hybrid technology will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent GT cars purchasers whom we are increasingly targeting, while helping us meet increasingly stricter emissions requirements.
While some of our past models, such as LaFerrari and LaFerrari Aperta, have included hybrid technology, the integration of such technology more broadly into our car portfolio over time may present challenges and costs. We expect to increase R&D spending in the medium term particularly on hybrid technology-related projects. Although we expect to price our future hybrid cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience, and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Other manufacturers of luxury sports cars may be more successful in implementing hybrid technology. Longer term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience, pure electric cars may become the prevalent technology for performance sports cars thereby displacing hybrid models. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.”
Because hybrid technology is a core component of our strategy, and we expect that a significant portion of our shipments will consist of hybrid vehicles in the medium term, if the introduction of hybrid cars proves too costly or is unsuccessful in the market, our business and results of operations could be materially adversely affected.
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

We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in the course of 2015 and 2016, we issued a series of recalls relating to defective air bags manufactured by Takata and installed on certain of our models. Also in light of uncertainties in our ability to recover the recall costs from Takata (which filed for bankruptcy in June 2017), we recorded a provision regarding this matter in the second quarter of 2016 for an amount of €37 million. This provision amounted to €25 million as of December 31, 2018. For a description of these and other recent recalls , see “Item 4.B. Business Overview—Regulatory Matters—Vehicle safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. Any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

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
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, disruption, or interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, with the consequence that such cyber incidents may remain undetected for long periods of time. For any of these reasons, we may experience system malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we periodically assess and implement actions to ameliorate risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. Therefore we are subject to a variety of ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation, which came into force on May 25, 2018. To an increasing extent, the functionality and controls of our cars depend on in-vehicle information technology. Furthermore, such technology is capable of storing an increasing amount of personal information belonging to our customers. Any unauthorized access to in-vehicle IT systems may compromise the car security or the privacy of our customers’ information and expose us to claims as well as reputational damage. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.
Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt.
As of December 31, 2018, our gross consolidated debt was approximately €1,927 million (which includes our financial services), including €500 million aggregate principal amount of 1.500 percent notes due 2023, and €700 million aggregate principal amount of 0.250 percent notes due 2021, see “Item 5.B. Liquidity and Capital Resources”. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. The agreements governing our indebtedness do not prohibit the incurrence of additional indebtedness. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
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

Furthermore, to help fund our retail and wholesale financing business, our financial services companies also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. For example, in 2016, Ferrari Financial Services Inc. carried out revolving securitizations raising an aggregate of $481 million of initial proceeds. At December 31, 2018, an amount of $782 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Item 5.B. Liquidity and Capital Resources”. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our wholesale financing business would become more difficult and expensive and our financial condition may be adversely affected.
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. For example, the U.S. Dollar gradually appreciated against the

Euro in the first half of 2018, to remain relatively stable until early 2019, while the pound sterling remained subject to a high degree of volatility against the Euro. If the U.S. Dollar were to depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. Changes in exchange rates between the Euro on the one hand and, on the other hand, the main foreign currencies in which we operate, also affect our revenues and results of operations. See “Item 5. “Operating and Financial Review, Trends, Uncertainties and Opportunities”.
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
Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect our results of operations. In addition, in the last months of 2018, the United States administration declared that it is considering imposing new tariffs on imported cars. Considerable uncertainty surrounds the introduction and scope of tariffs by the United States or other countries, as well as the potential for additional trade actions by the United States or other countries. The impact of any such tariffs on our operations and results is uncertain and could be significant, and we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.
If we were to lose our Authorized Economic Operator certificate, we may be required to modify our current business practices and to incur increased costs, as well as experience shipment delays.
Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we applied for, and currently hold, the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. The AEO certificate is currently subject to mandatory audit review, to be completed by May 1, 2019, according to the new European Customs Legislation and therefore we are required to implement all necessary organization changes in order to comply with the new requirements. If we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.

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
Exor N.V. (“Exor”) is our largest shareholder, holding approximately 23.7 percent of our outstanding common shares and approximately 33.6 percent of our voting power (as of February 15, 2019). Therefore, Exor has a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 15, 2019, Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.1 percent of our outstanding common shares and approximately 15.5 percent of voting interest in us (as of February 15, 2019). As a result, he also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.
We may have potential conflicts of interest with FCA and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and FCA, our former largest shareholder prior to the Separation, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. Even after the Separation, overlaps remain among the directors and officers of us and FCA. For example, Mr. John Elkann, our Chairman, is the Chairman and an executive director of FCA and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of FCA or Exor, our and FCA’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 23.7 percent of our outstanding common shares and approximately 33.6 percent of the voting power in us (as of February 15, 2019), while it holds approximately 29.0 percent of the outstanding common shares and approximately 42.1 percent of the voting power in FCA (based on SEC filings). Exor also owns a controlling interest in CNH Industrial N.V., which was part of the FCA Group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 15, 2019, Exor had approximately 23.7 percent of our outstanding common shares and a voting interest in Ferrari of approximately 33.6 percent. As of February 15, 2019, Piero Ferrari held approximately 10.1 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, had approximately 15.5 percent of the voting power in our shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”
We are a Dutch public company with limited liability, and our shareholders may have rights different to those of shareholders of companies organized in the United States.
The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of members of our Board of Directors may be different from the rights of shareholders and the responsibilities of members of board of directors in companies governed by the laws of other jurisdictions including the United States. In the performance of its duties, our Board of Directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the United States.
As a “foreign private issuer,” we are exempt from rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
Our ability to pay dividends on our common shares may be limited and the level of future dividends is subject to change.
Our current dividend policy is set forth in “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”. Our payment of dividends on our common shares in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time it recommends approval of the dividend. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. In addition, under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares. We are a holding company and our operations are conducted through our subsidiaries. As a result, our ability to pay dividends primarily depends on the ability of our subsidiaries, particularly Ferrari S.p.A., to generate earnings and to provide us with the necessary financial resources.
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
In order to reduce future potential disputes with tax authorities, we seek advance agreements with tax authorities on significant matters. In particular we filed a ruling application for advance pricing agreement (APA) on transfer pricing.
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
We currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses (available, with the some limitations, until fiscal year 2020 according to current regulations) and for the investments on manufacturing equipment (available until fiscal year 2019 according to current regulations), which result in a tax saving. A change in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges.
Italian Law No. 190 of December 2014, as subsequently amended and supplemented (Finance Act 2015) introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. In September 2018 we received the mandatory ruling from the Italian tax authorities according to which we are able to significantly reduce our tax expenses. The ruling covers the period starting from 2015 and it remains in force until fiscal year 2019, following which we may not be able to benefit from a comparably favorable regime.

Item 4. Information on the Company
A. History and Development of the Company
Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 with an indefinite duration. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands, and our corporate address and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Dutch Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111. The name and address of the Company’s agent in the United States is: Ferrari North America, Inc., 50 Sylvan Avenue, Englewood Cliffs, NJ 07632. Its telephone number is +1 (201) 816 2600.
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
On October 29, 2014, FCA announced the intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation was completed on January 3, 2016 through a series of transactions, including a corporate restructuring intended to facilitate the initial public offering of our shares (the “IPO”). The IPO and the listing of common shares of our predecessor company (“Predecessor Ferrari”) on the NYSE were completed in October 2015. Following completion of the IPO, FCA owned approximately 80 percent of Predecessor Ferrari common shares, Piero Ferrari held approximately 10 percent of Predecessor Ferrari common shares and investors in the IPO held approximately 10 percent of Predecessor Ferrari common shares.
The remaining steps of the Separation were carried out through a series of corporate transactions, which occurred between January 1 and January 3, 2016, pursuant to which, the equity interests in Predecessor Ferrari previously held by FCA, corresponding to approximately 80 percent of Predecessor Ferrari common share capital, were transferred to holders of FCA common shares and FCA mandatory convertible securities. Immediately after two consecutive demergers under Dutch law, Predecessor Ferrari merged with and into Ferrari, as surviving company. Ferrari became the holding company of the Ferrari business.
On January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 167 authorized dealers operating 190 points of sale as of the end of 2018.
We believe our cars are the epitome of performance, luxury and styling. Our current sports and GT range consists of six models, including three sports cars (488 GTB, 488 Spider and 812 Superfast) and three GT cars (GTC4Lusso, GTC4Lusso T and Ferrari Portofino) and two special series cars (488 Pista and 488 Pista Spider). The Ferrari Portofino was unveiled in September 2017 and shipments began in the second quarter of 2018, while the 488 Pista was launched in March 2018 at the Geneva Motor Show, with shipments beginning in the third quarter of 2018. The 488 Pista Spider was launched in August 2018 and shipments will begin in 2019. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. The Monza SP1 and SP2 were unveiled in 2018 to kick off a new pillar in our product offering, the Icona, a line of modern cars inspired by our iconic cars of the past, with deliveries expected to begin in 2019. We also produce very limited editions series (fuori serie) and one-off cars.

In 2018, we shipped 9,251 cars and recorded net revenues of €3,420 million, EBIT of €826 million, net profit of €787 million, and adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €1,114 million, adjusted earnings before interest and taxes (Adjusted EBIT) of €825 million and Adjusted Net Profit of €645 million. For additional information regarding Adjusted EBITDA, Adjusted EBIT and Adjusted Net Profit, which are non-GAAP measures, including a reconciliation of Adjusted EBITDA to net profit, Adjusted EBIT to EBIT and Adjusted Net Profit to net profit, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures.”

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, Mainland China, Hong Kong and Taiwan and Rest of APAC, representing respectively 45.7 percent, 32.4 percent, 7.5 percent and 14.4 percent of units shipped in 2018.

We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with over 490 million television unique viewers in 2018 (based on a new viewer calculation methodology applied by Formula 1 in the 2018 season) (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 18 Ferrari-owned stores and 17 franchised stores (including 5 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts.

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

•	Ferrari and Luxury Performance Car Industry data are updated to December 31, 2018.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Ford, Honda/Acura, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•
Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 87% of the total Ferrari shipments in 2018).

•
Data for the Luxury Performance Car Industry based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Thailand, Mainland China, Russia, Australia, New Zealand,

Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation

The luxury performance car market has now exceeded pre-crisis levels. As shown in the chart above, our volumes in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

    In 2018, our volumes in the largest 22 markets were substantially in line with 2017, primarily driven by contribution from our range models. We had a market share of 17 percent in the luxury performance car market; with 19 percent of market share in the sports car segment and 14.5 percent of market share in the GT segment. The chart below sets forth our market shares in 2018 based on volumes in our largest 22 markets by geographical area.

•	Ferrari and Luxury Performance Car Industry data are updated to December 31, 2018.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, Ferrari, Ford, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•
Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 87% of the total Ferrari shipments in 2018).

•
Data for the Luxury Performance Car Industry based on units registered (Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Thailand, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA; Thailand -Department of Land Transportation.

•	Ferrari is market leader in several countries, including Mainland China, Japan and Taiwan, among others.
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

Competition
Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies that own luxury brands as well as small producers exclusively focused on luxury cars, like us. The luxury performance car market includes sports cars and GT cars.

In relation to sports cars our models are the 488 GTB, the 488 Spider and the 812 Superfast, as well as our latest special series models, the 488 Pista and 488 Pista Spider, and our principal competitors are Lamborghini, McLaren, Ford, Honda,

Porsche, Mercedes, Aston Martin and Audi. In relation to GT our models are the Ferrari Portofino, the GTC4Lusso and the GTC4Lusso T, and our principal competitors are Rolls-Royce, Bentley, Aston Martin and Mercedes.
In recent years, the market has shifted somewhat with an increased focus on the GT cars market and the lower priced range of the sports car market, with larger automotive groups expanding their offering of premium cars to enter the luxury performance car market.
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

Sports and GT Range, Special Series and Icona: Ferrari Line-Up Strategic Pillars
Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona. Our current product range includes three sports cars, three GT cars and two special series cars, as well as two Icona cars (introduced in September 2018). We target end clients seeking high performance cars with distinctive design and state of the art technology. Within these parameters, we offer different models to meet our clients’ varying needs and to differentiate our line-up from that of other manufacturers, ranging from the exceptional performance of our sports cars to the luxury and drivability of our GT cars. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), body styles (such as coupes and spiders), and seating (2 seaters, 2+2 seaters and 4 seaters).
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

THE MOST COMPLETE FERRARI PRODUCT RANGE EVER

ROAD CARS

RANGE MODELS

SPORTS

V8
488 GTB

V8
488 Spider

V12
812 Superfast

GRAN TURISMO

V8
Portofino

V8
GTC4Lusso T

V12
GTC4Lusso

SPECIAL SERIES MODELS

V8
488 Pista

V8
488 Pista Spider

FUORISERIE AND ONE-OFF

V8
Ferrari J50

V8
SP38

TRACK CARS

FERRARI CHALLENGE

V8
488 Challenge

THE XX PROGRAMME

V12
FXX K EVO

RACING CARS

V8
488 GTE/GT3

The charts below set forth the percentage of our unit shipments (excluding the XX Programme, racing cars, Fuori Serie and one-off cars) for the years ended December 31, 2018, 2017 and 2016 by strategic pillar:

__________________________
(*) Includes shipments of the LaFerrari and LaFerrari Aperta.
(**) Shipments of Icona cars to commence in 2019.

The table and charts below set forth our unit shipments for the years ended December 31, 2018, 2017 and 2016, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2018	%	2017	%	2016	%
EMEA
UK	981	10.6%	843	10.0%	769	9.6%
Germany	803	8.7%	710	8.5%	675	8.4%
Italy	479	5.2%	417	5.0%	364	4.5%
France	399	4.3%	346	4.1%	306	3.8%
Switzerland	380	4.1%	339	4.0%	333	4.2%
Middle East(1)	326	3.5%	331	3.9%	439	5.5%
Other EMEA(2)	859	9.3%	751	9.0%	724	9.1%
Total EMEA	4,227	45.7%	3,737	44.5%	3,610	45.1%
Americas(3)	3,000	32.4%	2,811	33.5%	2,687	33.5%
Mainland China, Hong Kong and Taiwan	695	7.5%	617	7.3%	619	7.7%
Rest of APAC(4)	1,329	14.4%	1,233	14.7%	1,098	13.7%
Total	9,251	100.0%	8,398	100.0%	8,014	100.0%
__________________________

(1)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.

(2)	Rest of EMEA includes Africa and the other European markets not separately identified.

(3)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.

(4)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Sports Range
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
GT Range

Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and quality of life on-board. In our GT class, we offer two models equipped with our V8 engine, the Ferrari Portofino (with 600 hp) and the GTC4Lusso T (with 610 hp), the first Ferrari 4 seater equipped with a V8 turbo engine. We also offer one GT model equipped with our V12 engine, the GTC4Lusso (with 690 hp), our sport-luxury 4 seater and 4 wheel drive.

Special Series
We also from time to time design, engineer and produce special series cars which can be limited in time or volume and are based on our range models but introduce novel product concepts. These cars are characterized by significant hardware and software mechanical modifications designed to enhance performance and drivability. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Our current special series cars are the 488 Pista, powered by a 720 hp V8 engine, and its retractable hard top version, the 488 Pista Spider.
Icona
In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept which takes inspiration from the iconic cars of our history and reinterprets them in a modern fashion, pairing timeless design of the past with state-of-the-art materials and technology. The first examples of this strictly limited-edition product line-up are the Ferrari Monza SP1 and SP2 inspired by the classic collectible barchetta cars, 750Monza and 860Monza, and presented at our Capital Markets Day in September 2018.
Limited Edition Hypercars, Fuori Serie and One-Offs

In line with our tradition of hypercars starting with the 288GTO in 1984 through to the Enzo in 2002 and the LaFerrari Aperta, our latest hypercar which we launched in 2016, we also produce limited edition hypercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuori serie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.

Finally, in order to meet the varying needs of our most loyal and discerning clients, we also from time to time produce one-off models. While based on the chassis and equipped with engines of one of the current range models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models to have emerged from our One-Off program include the SP12 EC (inspired by the 512 BB, the F12 TRS (a radical two-seat roadster created on the platform of the F12berlinetta in 2014), the SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40), the 458MM Speciale (the last mid rear model with a V8 natural aspirated engine in 2016) and the SP3JC (the only one-off made using the F12tdf in 2018). The program is expanding due to increasing demand.

Track Cars

Based on our sports and GT cars, we also develop and manufacture special racing cars. These cars are not registered for use on the road and may only be used on track in competitive and non-competitive race events. This activity is managed by the Attività Sportive GT Department which includes: Competizioni GT (GT racing) and Corse Clienti (the Ferrari Challenge one-make series, the Corso Pilota driving courses, the XX Programmes and the F1 Clienti activity).

Ferrari Challenge Trofeo Pirelli - 488 Challenge

Ferrari Challenge is the biggest one-make series in the world. The series was established in 1993 and the events are FIA approved, thus ensuring very high safety standards and dependable organization. The championship was an immediate success: the formula for the event ensures that cars are very closely matched, thus putting the focus on the drivers. There are three main series: Europe (which is the oldest), North America and Asia-Pacific. A brand new national championship will be launched in the United Kingdom in 2019.

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

Competizioni GT (GT racing)
The 488 GTE/GTLM and 488 GT3/GTD models are sold to clients and private teams as racing cars specifically developed for professional racing with the aim to compete in the FIA World Endurance Championship and in several GT International series, as well as historical races such as the Daytona 24 Hours and Le Mans 24 Hours. Since beginning competition in 2016, the 488 GTE/GTLM and 488 GT3/GTD have won several competitions, including, among others, the Pirelli World Challenge in the SprintX division as well as the Petit Le Mans in the GTD class (488 GT3). In 2019, Competizioni GT will launch a new non-competitive track activity, Club Competizioni GT, dedicated to clients who own older and present day GT cars.
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

Corso Pilota Driving Courses

Initiated in 1993, Corso Pilota driving courses enable Ferrari customers to experience and appreciate the full formidable performance of the Ferrari models in a safe environment. It provides an opportunity to attend various, increasingly technical and complex courses that begin with the “Sport”, “Avanzato”, and “Evoluzione” levels, and culminate with the “Challenge” course. Led by professional instructors with years of Ferrari driving experience, the courses are designed to progressively develop participants’ driving style and skills so that they will obtain sufficient mastery to compete safely in real Challenge Championship races. The selection and preparation of the Ferrari cars used for the courses is of fundamental importance and the current fleet consists of 488 GTB, 812 Superfast and 488 Challenge models.

Personalization Offer
All of our models feature highly customizable interior and exterior options, which are included in our personalization catalogue. Some of these options include carbon fiber wheels, alternative brake caliper colors, parking cameras, MagneRide dual mode suspension, sport exhaust systems, panoramic roof option, various door panel configurations, steering wheel inserts and state of the art custom high fidelity sound systems.
With our “Special Equipment” program, we offer clients additional customization choices for their cars. Our specialists are able to guide clients in creating a very customized car through a wide catalog of special items such as different types of rare leathers, custom stitching, special paints, special carbon fiber, and personalized luggage sets designed to match the car’s interior.
The “Tailor Made” program provides an additional level of personalization in accordance with the expectations of our clients. A dedicated Ferrari designer assists clients in selecting and applying virtually any specific design element chosen by the client. Our clients benefit from a large selection of finishes and accessories in an array of different materials (ranging from cashmere to denim), treatments and hues. To assist our clients’ choice we also offer three collections inspired by Ferrari’s own tradition: Scuderia (taking its lead from our sporting history), Classica (bringing a modern twist to the styling cues of our signature GT models) and Inedita (showcasing more experimental and innovation-led personalization).
The “One-off” program is the maximum level of personalization and exclusivity. See “—Limited Edition Hypercars, Fuori Serie and One-Offs” above for more details.
Ferrari is developing new initiatives at all levels of the personalization offer in order to improve the customer experience, to differentiate from competitors and to maximize the potential of the personalization business. Some of the main initiatives will include:
•a completely new generation of car configurator tools;
•new Atelier and Tailor Made facilities in Maranello; and
•the opening of a Tailor Made Center in New York

Design
Design is a fundamental and distinctive aspect of our products and our brand. Our designers, modelers and engineers work together to create car bodies that incorporate the most innovative aerodynamic solutions in the sleek and powerful lines typical of our cars. The interiors of our cars seek to balance functionality, aesthetics and comfort. Cockpits are designed to maximize the driving experience, tending towards more sporty or more comfortable, depending on the model. The interiors of our vehicles boast elegant and sophisticated trims and details that enhance the ergonomic layout of all main controls, many of which are clustered on the steering wheel. A guiding principle of our design is that each new model represents a clear departure from prior models and introduces new and distinctive aesthetic elements, delivering constant innovation within the furrow of tradition.
For the design of our cars we have relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and Pininfarina. These partnerships helped Ferrari in defining its design language at the forefront of design advance. Throughout the years this area of excellence has been recognized repeatedly by a long series of awards being bestowed upon Ferrari road cars.
In 2010 we established the Ferrari Design Centre, our in-house design department, with the objective of improving control over the entire design process and ensuring long-term continuity of the Ferrari style. The mission of the Ferrari Design Centre is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works from Ferrari Design Centre (see “—Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the GT and sports car range special editions, limited editions, Iconas, one-off models, concept cars and some track-only models. Ferrari Design also includes a Color & Trim unit which manages the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the Product Marketing department. Ferrari Design is also regularly involved in the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”).
Ferrari Design is organized as an integrated automotive design studio, employing a total workforce of approximately 90 people (full-time workers as well as external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.
The new building of the Ferrari Design Centre was opened in September 2018 and is our first facility fully dedicated to the Ferrari Design. Sitting at the heart of the Ferrari headquarters in Maranello, the building covers more than 5,600 square meters over four levels and houses the design offices, a fully-equipped model making studio and a vast indoor/outdoor presentation space on the top floor. Additionally, the new building hosts two Ateliers and the Tailor Made department to engage clients with Ferrari’s rich personalization services. The project aims to reflect the symbolic value of Ferrari’s advanced design process, drawing upon the interaction between digital technologies and the best Italian handmade craftsmanship tradition. The new building helps to improve the synergies between design studios, the physical modelling area and virtual modelling specialists, by bringing them together in a highly integrated and technological environment.
Ferrari Design Centre entirely designed our most recent cars, such as the Monza SP1 and SP2, the 488 Pista, the 488 Pista Spider, the FXX K EVO, the Ferrari Portofino, the 812 Superfast, the GTC4Lusso, the F12tdf, the 488 GTB, the 488 Spider, the 488 Challenge, the FXX K, the LaFerrari, the LaFerrari Aperta and the limited-series J50, as well as one-off cars including the F12 TRS, the 458MM Speciale and the SP38.
During its 9 years of activity, the Ferrari Design Centre has received prestigious design awards for several cars it has designed, among which:

•	SP38: Design Award for Concept Cars & Prototypes - Concorso d’Eleganza Villa d’Este 2018

•	Ferrari Portofino: Red Dot Best of the Best Award (2018)

•	812 Superfast: Red Dot Design Award (2018)

•	FXX K EVO: Red Dot Design Award (2018)

•	J50: iF Gold Design Award (2018)

•	LaFerrari Aperta: iF Design Award (2018)

•	812 Superfast: Chicago Good Design Award (2017)

•	J50: Red Dot Best of the Best (2017); Chicago Good Design Award (2017)

•	LaFerrari Aperta: Honourable Mention - Sport, Performance and Innovation, International Compasso d’Oro Award (2017); Red Dot Design Award (2017)

•	GTC4Lusso: iF Gold Design Award (2017); Red Dot Design Award (2017); Most Beautiful Supercar of the Year - International Automobile Festival Paris (2017); Chicago Good Design Award (2017)

•	458 MM Speciale: iF Design Award (2017); Red Dot Design Award (2017)

•	488 GTB: Red Dot Best of the Best (2016); iF Design Award (2016)

•	488 Spider: iF Design Award (2016); Autonis Design Award (Auto Motor und Sport, D) - Beste Design - Neuheit: Cabrios (2016); Chicago Good Design Award (2016)

•	F12tdf: Chicago Good Design Award (2016)

•	FXX K: Red Dot Best of the Best (2015), iF Gold Award (2016); Compasso d’Oro ADI (2016)

Product Development

Product development and technological innovation
Our development efforts take into account the three defining dimensions of Ferrari cars; performance; versatility and comfort; and driving emotions.

Performance reflects features such as weight, horsepower, torque, aerodynamic efficiency, acceleration, and maximum speed, which all contribute to determine the lap time on track. We strive to ensure that every Ferrari is the best performing car in its segment.

Versatility derives from spaciousness, accessibility and mode of traction, including rear‑wheel‑drive or all‑wheel‑drive and, in future, electric-powered driving. Comfort results from the ease of the riding experience and on board interface. Regulation will affect development in this area - for example, a prescribed electric range may be required in future to access city centers.

Driving emotions is a key differentiator of Ferrari cars. There are three elements to driving emotions: sound, perceived acceleration and responsiveness of the car. Sound is an important part of the experience and very involving for the driver. Perceived acceleration is the driver’s subjective impression of the car acceleration beyond the actual 0-100 or 0-200 km/h performance measured in the car technical specifications. Responsiveness requires that every driver command lead to a direct and controllable reaction of the car.

These three dimensions variably interact in our sports and GT cars. As we work on the future product range, we strive to improve on each of those dimensions, focusing for sports cars on performance and driving emotions, and for GT cars on versatility and comfort on board and fun to drive - driving emotions.

Innovation principles

We believe there are five key guidelines to innovation at Ferrari: focus on the three key defining dimensions described above, leveraging on Formula 1 know how, first mover positioning in core areas such powertrain and aerodynamics, customization of technologies available on the market (such as the turbo technology) and pursuit of synergies (arising from common architectures within our range). In addition to these internally driven factors, regulation is key in determining the direction of innovation.
Combustion engines

We believe internal combustion engines will remain important in Ferrari’s powertrain mix and therefore we continue to invest significantly in new combustion engine technologies. In 2018 we won the “Engine of the Year” award for the newest edition of our V8 turbocharged engine mounted on the 488 Pista.

Going forward, Ferrari will have three engine families: we will maintain and develop the V12 naturally‑aspirated engine family, long the pinnacle of Ferrari engines; we will implement the next technological step ups for the V8 family; and we will develop a completely new V6 family based on a specific and innovative architecture.

The industry effort to combine greater power outputs with lower emissions and consumption often leads to a higher turbo lag. Through a technological breakthrough, Ferrari has engineered a turbo engine with turbo engine performance but with the response of a naturally‑aspirated engine. For example, the specific power output of the 488 Pista was increased to 184 horsepower without meaningful turbo lag.

In the future, we intend to use hybrid technology and Formula 1 technology to increase specific power output without turbo lag.

We are deploying considerable resources for the development of hybrid powertrains, which will be mounted on an increasingly larger proportion of our car models; this is intended to improve performance and driving experience while also satisfying customer preferences and regulatory requirements regarding emissions. LaFerrari and LaFerrari Aperta are early examples of our efforts in this field, and we believe they show our ability to apply our core mechanical know-how to new and expanding fields such as hybrid technology.
Architecture

In addition to engines, the other principal technical area we are focusing on is the architecture. Our architecture covers all principal technical specifications of future Ferrari models. We expect that innovation requirements will arise principally from:

the evolution of engine families; the level of hybridization; modes of traction; the number of seats up to a real four-seater; and the body style, which will vary much more significantly than in the past in light of the introduction of the Purosangue.

We expect that our core architectures will be the rear‑mid‑engine architecture and the front‑mid‑engine architecture, each comprising several variants.

Rear-mid-engine architecture

The rear‑mid‑engine architecture is designed to integrate multiple power units with a higher specific power output than the 488 Pista. In this architecture, combustion engines can be combined with an electric motor to realize hybridization, including a battery to enable electric range. In combination, we are developing a new and highly innovative double‑clutch transmission gearbox. Hybridization will impact the weight of engines and therefore we will deploy new lightweight technologies to compensate this impact. Package efficiency will also be key to achieve a compact car that reduces weight and inertia. In order to apply the architecture to different powertrains, the wheelbase may vary.
Front-mid-engine architecture

The front‑mid‑engine architecture, also a transaxle powertrain concept, is even more flexible than the rear-mid-engine architecture. This architecture will be able to accommodate an all‑wheel‑drive powertrain, will allow for hybridization, and will have a flexible wheelbase suited to a variety of engines as well as seat configurations including two‑seaters and four‑seaters. It will be accessible, spacious and comfortable. Key to this architecture will be the new suspension systems we are developing, with a high range between comfort and sportiness.

New-generation human-machine interface

Particularly driven by growth in the GT segment, Ferrari is developing the next generation of human‑machine interface technologies. Using state‑of‑the‑art technologies we will be guided by the Formula 1 derived concept of “eyes on the street, hands on the steering wheel”, for a focused, safe and enjoyable drive. We intend to add several new technologies, including a new head‑up display, a new innovative cluster, a new steering wheel that features new commands and a new infotainment system, as well as tools aimed at positively enhancing the passengers’ experience.
Autonomous driving

While we do not intend to develop self-driving cars, we will adopt certain features of autonomous driving technology in response to regulatory developments and customer preferences, especially in the GT segment. For example, in 2018 we launched initial functionalities for Advanced Driving Assistant Systems (ADAS) such as predictive breaking and automatic cruise control on current models, and further innovations will be introduced in future models.

Ferrari is carefully monitoring the evolution of autonomous driving technologies, including sensors and artificial intelligence, and we will select and customize those innovations compatible with the Ferrari experience. These technologies will also have an important impact on the electronic architecture of our cars.

Production and Procurement
Production Process
Our production facilities are located in Maranello and in Modena, Italy (see “Item 4.D. Property, Plant, and Equipment”). Our production processes include supply chain management, production and distribution logistics of cars in our range models and special series, as well as assembly of prototypes and avanseries.
Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs —over 40,000 product identifier codes sourced from approximately 750 total suppliers— entailing complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello.
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
The plants housing our production processes were entirely renovated or rebuilt between 2002 and 2012. We plan our investment activities based on an estimated plant useful life of approximately 20 years. We are planning investments in plant, machinery and equipment that reflect our focus on the hybridization and broadening of our product range to support future launches. Equipment, on the other hand, may require substantial investment with the introduction of new models, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly, and to maintain state-of-the-art technology.
At December 31, 2018, our production processes employed over 1,460 engineers, technicians and other personnel, of which approximately 1,280 blue collar employees (including approximately 130 temporary production employees) and approximately 180 white collar employees. We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the introduction of additional shifts or an increase of weekend shifts to address special peaks in demand. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine then goes to the test benches to ensure it delivers the expected performance: 10 - 20 percent of engines are also hot tested and their power and torque is measured. In

2018 we produced an average of approximately 177 engines per day, including approximately 10 V12, 43 V8 (including 5 V8 turbo and 7 V8 aspirated for Maserati) and 124 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. The main components of body-shells are not manufactured internally but are sourced from manufacturers for chassis, bodies and carbon fiber parts. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 aluminium bodies, respectively. We carefully check the alignment of the various parts —most importantly the engine cover and the wings —with electronic templates and gauges. Our highly trained specialists also perform surface controls on the aluminum panels and eliminate any imperfections by either filing or panel beating. In our Scaglietti plant we also have a dedicated line for the assembly of a special carbon fiber body for our hypercar, the LaFerrari Aperta, and the FXX K EVO.
Painting
When transferred to our paint shop, the bodies are mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. All body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural electrostatic properties) to clean off any dirt particles or impurities before painting. The painting process is automated for the larger surfaces, while it is done by hand for some other localized areas. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2018 we substituted our clear coat with a new generation 2K (bi-component) transparent coat that requires a lower baking temperature; this innovative process brings significant benefits as it allows us to simultaneously paint both aluminum and carbon fiber parts.
Assembly Line and Final Checks
The final assembly of our cars takes place in Maranello, in a dedicated building constructed in 2008. We have two different lines placed at ground level and the first floor of the building. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a specific sub-line. In 2018 the line on the first floor moved from one shift to two shifts. Given the special craftsmanship required for the production of our Icona cars, during the second half of 2018 we built a dedicated assembly line for the Ferrari Monza SP1 and SP2, the first models of this new product pillar.
Personalization and Road Tests
During the process of assembly of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports and GT Range, Special Series and Icona: Ferrari Line-Up Strategic Pillars—Personalization Offer”). After the assembly phase, every car completes a 40-kilometer road test-drive.
Finishing and Cleaning
After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.
Manufacturing of Engines for Maserati
We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte, Ghibli and Levante (turbo engines), and the Granturismo and the Grancabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production Process”). In 2018, we sold approximately 900 V8 turbo engines and approximately 1,500 V8 aspirated engines to Maserati.
In 2011 we began producing a family of engines exclusively for Maserati, in much larger production volumes to be installed on the Quattroporte and Ghibli (mainly the F160 3.0-liter V6 Turbo engines), and in 2016 we started production of F161 engines to be installed on the Levante, Maserati’s SUV. We have a multi-year arrangement with Maserati to provide V6 engines, up to 2020. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2018, we sold approximately 28,000 V6 engines to Maserati in four different versions, ranging from 330 hp to 450 hp. In order to meet the V6 volumes and specifications requirements, in 2012 we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 and V8 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of F160 V6 and F161 V6 engines also differs from the strategy applicable to the production of Ferrari engines. The vast majority of the engine components integrated in the engines we manufacture for Maserati are sourced externally from our panel of suppliers (see “—Procurement”) and then assembled in Maranello on our highly automated V6 assembly line.
Procurement
We source a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. We recognize the contribution of our suppliers to our success in pursuing excellence in terms of luxury and performance, therefore we carefully select suppliers that are able to meet our high standards.
For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners”. We currently rely on 14 key strategic innovation partners, including for the supply of transmissions and brakes. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.
For the year ended December 31, 2018, the purchases from our ten largest suppliers by value accounted for approximately 21 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.

Sales and After-Sales
Our commercial team, which includes 334 employees at December 31, 2018, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC (which includes the rest of Asia and Oceania).
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2018, our network comprised 167 dealers operating 190 points of sale.
We do not presently own dealerships and, while our strategy does not contemplate owning dealerships, we retain flexibility to consider all market requirements from time to time.

We believe that our careful and strict selection of the dealers that sell our cars is a key factor for promoting the integrity and success of our brand. Our selection criteria are based on the candidates’ reputation, financial solidity and proven track records. We are also mindful to select dealers who are able to provide a purchase and after-sales experience aimed at exceeding our clients’ high expectations. Furthermore, our dealers are committed to promote and market our cars in a manner intended to preserve the Ferrari brand integrity and to ensure the highest level of client satisfaction.
While dealers may hold multiple franchises, we enjoy a high degree of prominence and level of representation at each point of sale, where most of the client interface and retail experience is exclusive to Ferrari. Our network and business development team works with all dealers to ensure our operating standards are met. Our rigorous design, layout and corporate identity guidelines guarantee uniformity of the Ferrari image and client interface. Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. We train and monitor dealers intensively. We collect and observe data relating to their profitability and financial health in order to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our regional representatives visit dealerships regularly to monitor and measure performance and compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances including failure to meet performance or financial standards, or failure to comply with our guidelines.
We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we provide direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).
The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.
The chart below sets forth the geographic distribution of our 190 points of sale at December 31, 2018:
Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.3 percent of sales, and our 15 largest dealers representing 22 percent of sales.
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
After-sales
Dealers provide after-sales services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 230 facilities worldwide. After-sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.
We sell cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.
Our 7 Year Maintenance Program (free of charge for customers since 2011 on any new cars) is offered to further strengthen customer retention in the official network and has been coupled with the possibility to extend the statutory warranty term of our standard warranty terms through the POWER coverage program up to the 7th year of life of the car.
After the 7th year of life, the car (if in perfect maintenance condition) can be included in the MAIN POWER coverage program (Maintenance and POWER) up to the car’s 15th year of life. Between the 10th year of life and the Classiche eligibility (20 year old car) Ferrari provides its customers, in addition to standard maintenance items, also certain specific maintenance kits (Ferrari Premium) to preserve car performance and safety systems. When a car follows the full maintenance program up to the 20th year of life, it automatically obtains the Ferrari Classiche certification.
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
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long term relationships with our clients, which is key to our success. In 2018, more than 65 percent of our new cars were sold to Ferrari owners.
By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari — from first contact, through purchasing decision process, to waiting-time management and ownership.
Client events
We organize a number of client events in Maranello as well as other locations.

Our factory in Maranello is the core of our client engagement strategy and a symbolic hub attracting clients and prospects worldwide. Upon invitation, clients and prospects can visit the factory, witness some of its workings and experience several Ferrari core values such as heritage, exclusivity and customization. At the factory, clients also have the opportunity to configure their cars through our personalization and bespoke program (see “—Sports and GT Range, Special Series and Icona: Ferrari Line-Up Strategic Pillars—Personalization Offer”).

Every new model launch is carefully staged and selected clients and prospects have preferential access to the new car. The new model presentation begins with the release of images providing a preliminary view of its design. Clients are then invited to a preview or world premiere. A public model presentation generally follows at motor shows where clients are provided access to the Ferrari stand. Further country and regional events follow before delivery of the first cars to dealers.
On September 18, 2018, on the occasion of the Capital Markets Day, Ferrari invited clients to Maranello for the World Premiere of the Ferrari Monza SP1 and SP2, the forerunners in our new Icona range.

Just a few weeks earlier, on August 25, 2018 a world premiere of the 488 Pista Spider, the new special series model derived from the coupé version unveiled at the Geneva Motorshow, was held during the renowned Concours d’Elegance at Pebble Beach in California.
Driving events
Driving events serve the dual objective of allowing clients to experience at their best the emotion of driving a Ferrari car, and to foster client loyalty and repeat purchases by creating superior car-usage occasions. Track activities are mainly targeted to clients with a preference for sports models.
We see nurturing our clients’ passion for driving as a key asset for our future commercial success, particularly in markets where racing traditions are less pronounced. We offer to our prospective and existing clients interested in new Ferrari models our Esperienza Ferrari program, which consists of driving sessions with a team of highly qualified and skilled Ferrari instructors and technicians. In addition we also offer to our clients on-track driving courses (Corso Pilota), catering to different levels of skill and experience and teaching essential driving skills for high performance cars. In our newer markets, such as China, we also offer complimentary driving courses on-track to any new car buyer.
In addition to several track day activities, organized by local sales departments and dealers to allow clients to enjoy their cars on ad-hoc rented tracks, Ferrari has a central department responsible for professionally organizing races and racing courses, Corse Clienti. The Corse Clienti activities take place on some of the world’s most famous race tracks, and include both competitive races, such as the Ferrari Challenge Championships (Europe, North America and the Asia-Pacific series), and non-competitive events, such as with XX Programme and F1Clienti activities, dedicated to clients who own respectively, non-homologated GT laboratory cars and F1 single-seaters previously used by the Scuderia Ferrari in the Formula 1 Championship. Ferrari Challenge and XX/Formula 1 events are run together in the so-called Ferrari Racing Days, which are open to the public and intended for a wider audience.
These track activities reached their climax at the Finali Mondiali, the last races of three Challenge series, which last year took place from November 1 to 4 at the Monza Circuit, with more than one hundred drivers, sporting customers from all over the world, and approximately 50,000 spectators in the stands.
In addition to on-track racing, we organize various on-the-road driving events, including both proprietary formats (Ferrari Cavalcade, including the Cavalcade Classiche and the International Edition) or with a branded presence within an established driving event. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars participate in their own regularity rally taking place shortly before the start of these traditional events.
Another exclusive driving experience took place from April to June 2018, when Prancing Horse enthusiasts and collectors were invited to take turns behind the wheel of the Ferrari Portofino on some of Europe’s most scenic roads.
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
The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are restored and repaired. In addition, in order to provide an enhanced service to owners away from the proximity of the main workshop in Maranello, starting in 2017 Ferrari Classiche authorized a new service network with 69 new “Officina Ferrari Classiche” workshops to date, primarily for vehicle repairs and the certifications’ inspections or revalidation, and the network is expected to expand in future periods.
The originality of the car with respect to the initial specifications is checked via a technical inspection, performed either at the Ferrari Classiche facility in Maranello or at an authorized Officina Ferrari Classiche, and benefits from a comprehensive archive containing drawings of each of the individual chassis and details of historical components. Based on the evidence gathered during this inspection, the car is then presented to an expert committee, chaired by the founder’s son, Piero Ferrari, for the certification.
At the Maranello workshop, Ferrari Classiche carries out full restorations using either original components and spare parts or replicas manufactured in accordance with the original specifications. Our restoration service offers our clients the opportunity to reinstate any classic Ferrari to its original pristine conditions.

Formula 1 Activities
Participation in the Formula 1 World Championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our sports, GT and special series cars. The Formula 1 World Championship is the pinnacle of motorsports with approximately 490 million television unique viewers all over the world (based on a new viewer calculation methodology applied by Formula 1 in the 2018 season) (Source: Formula 1 Press Office). Overall audience numbers should also consider data from various social media platforms, which have become an increasing focus under the leadership of Liberty Media Corporation starting in 2017. In 2018, Formula 1 was one of the fastest-growing sports in terms of social media outreach, with an increase in total number of followers on Facebook, Twitter, Instagram and YouTube of 53.7 percent compared to 2017. (Source: Formula 1 Press Office).
Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, Formula 1’s reach has expanded significantly and an increasing number of Grand Prix are held in non-European countries, such as China, Bahrain, United Arab Emirates, Singapore, Australia, Brazil, Canada, Japan, Mexico, Azerbaijan and the United States. This provides participants in the Formula 1 World Championship exceptional visibility on the world stage.
Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 235 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red single-seaters including Alberto Ascari, Juan-Manuel Fangio, Niki Lauda, Gilles Villeneuve, Alain Prost and Michael Schumacher. Our drivers’ line-up in 2018 comprised four-time World Champion Sebastian Vettel, who joined Ferrari at the beginning of 2015, and Kimi Raikkonen, who won the World Drivers title in 2007 for Scuderia Ferrari and competed for the team for eight seasons. The 2018 season was Raikkonen’s last at Ferrari as he will be replaced by Charles Leclerc for the 2019 season.
2018 was the most successful in the last ten years for Scuderia Ferrari, with the team winning six races (five with Vettel and one with Raikkonen) and achieving as many pole positions. Both Vettel and the team were runner-ups in their respective point standings. Scuderia Ferrari’s tally of 571 points is the team’s best performance since the current scoring system was introduced in 2010.
Participation in the Formula 1 World Championship is regulated by bilateral Team Agreements entered into between Formula 1 World Championship Limited (FOWC), the Formula 1’s commercial rights holder, and each competing Formula 1 racing team (including Scuderia Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motorsport’s governing body.
The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA regulations govern technical matters ranging from tires, weight to ignition, fueling and throttle requirements, as well as racing rules, such as scoring and racing procedures. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular, television broadcasting royalties and other sources. Shares in the prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing a set of single-seaters each year and the costs associated with managing a racing team including earnings of drivers, who are typically among the most highly paid athletes in the world. In 2018, certain changes to FIA regulations were issued and will become effective in 2019. These changes to the regulations relate to aerodynamics, drivers’ weight, fuel allowance and the requirement for drivers to wear biometric gloves for additional safety. Extensive talks were held in 2018 and are continuing among the owners of the Formula

1 business and all teams to help configure the future structure of the sport for 2021 and beyond, when the current agreement will have expired.

Improvements in technology and, from time to time, changes in regulation, such as those we will experience in 2019, require the design and production of a new racing car every year. Therefore, in addition to our long-term research and development efforts, we begin designing our single-seaters each year in the Spring, in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components fitted on our cars are adjusted from race to race depending on the characteristics of the circuits.
To maximize the performance, efficiency and safety of our single-seaters, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our engines and cars. We often transfer technologies initially developed for racing to our road cars. Examples include steering wheel paddles for gear-shifting, the use and development of composite materials, which makes cars lighter and faster, and technology related to hybrid propulsion.
    Our road cars (especially our sports car models) have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focused on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery system, or ERS, technology. Current advanced ERS feature two electric motor/generator units in every car, which allow the car to recover, store and deploy energy generated both by the vehicle during braking and by the exhaust gases through a turbocharger.
The high brand visibility we achieve through participation in the Formula 1 World Championship has historically enabled us to benefit from significant sponsorships. Philip Morris International has been Scuderia Ferrari’s partner for over forty years and currently remains our Title Partner. Starting from the Japanese Grand Prix in October 2018, the “Mission Winnow” logo has appeared on the cars’ livery and drivers’ overalls, promoting a Philip Morris corporate campaign for a healthier future. Shell has also been a long term Sponsor and Technical Partner of Scuderia Ferrari (since 1996). Other official sponsors include Ray-Ban, Kaspersky lab, UPS, Lenovo, Weichai, Mahle, Hublot, AMD, OMR and Alfa Romeo. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to mention Ferrari in their marketing materials.
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
We promote the Mugello circuit to event organizers who regularly rent the circuit to host leading car and motorbike races, including the MotoGP World Championship since 1992. In 2018, almost 76,000 people attended the MotoGP World Championship at Mugello, one of the largest audience ever recorded in the 28 years of the Mugello circuit’s history.
In 2011, the Mugello circuit won its fifth “Best Grand Prix” award, the highest honor given in the motor sport world to MotoGP organizers. The Mugello circuit is the only track race to have received this award five times.

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
Ferrari owns and manages two museums, one in Maranello and one in Modena, which attracted more than 540,000 visitors in 2018.
Licensing and Theme Parks
We enter into license agreements with a number of licensees for the design, development and production of Ferrari branded products.
We carefully select our licensees through a rigorous process and we contractually seek to ensure that our brand and intellectual property are protected and that the products which will eventually bear our brand are of adequate quality, appearance and market positioning. Ferrari branded products include consumer electronics, sportswear, toys, video games, watches and other accessories, as well as theme parks.
A significant portion of our revenues from licensing activities consists of royalties we receive in connection with Ferrari World, our theme park in Abu Dhabi. Ferrari World opened on Yas Island, on the North East side of Abu Dhabi’s mainland, in 2010. Ferrari World’s iconic sleek red roof is directly inspired by the classic double curve side profile of the Ferrari GT body, spanning 200,000 square meters and carrying the largest Ferrari logo ever created. Ferrari World Abu Dhabi offers an all-around Ferrari experience to children and adults alike.
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
At December 31, 2018, there were a total of 35 retail Ferrari stores, including those in Maranello, Milan, Rome, Macau, Miami, Los Angeles, Johannesburg, Dubai and Abu Dhabi, of which 17 franchised stores (including 5 Ferrari Store Junior) and 18 stores owned and operated by us.
We require all franchisees to operate our monobrand stores according to our standards. Stores are designed, decorated, furnished and stocked according to our directions and specifications.
We use multiple criteria to select our franchisees, including know-how, financial condition, sales network and market access. Generally, we require that applicants meet certain minimum working capital requirements and have the requisite business facilities and resources. We typically enter into a standard franchising agreement with our franchisees. Pursuant to this agreement, the franchisee is authorized to sell our products at a suggested retail price. In exchange, we provide them with our products, the benefit of our marketing platform and association with our corporate identity.

Financial Services
We offer retail client financing for the purchase of our cars and dealer financing through the operations of Ferrari Financial Services (“FFS”). We offer retail client financing:

•	directly in the United States through our fully owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”);

•	through our associate Ferrari Financial Services GmbH in certain markets in EMEA (primarily the UK, Germany and Switzerland), and

•	through various partnerships in other European countries and other major international markets, such as Japan and Australia.
We also offer direct dealer financing in the United States through FFS Inc.
Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both current and new) interested in purchasing a wide range of cars, from our current product range of sports, GT and special series cars, to older pre-owned and classic models. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.
Starting in 2016, FFS Inc has pursued a strategy of autonomous financing for our financial services activities in the United States, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
At December 31, 2018, the consolidated financial services portfolio was €878 million and originated in the United States.
Intellectual Property
We own a number of registered designs and utility patents. We expect the number to grow as we continue to pursue technological innovations and to develop our design and brand activities.
We file patent applications in Europe, and around the world (including in the United States) to protect technology and improvements considered important to our business. No single patent is material to our business as a whole.

We also own a number of registered trademarks, designs and patents, including approximately 485 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own more than 4,000 applications/registrations in approximately 140 countries, in most of the main classes for goods and services:
•“Ferrari” (word)
•“Ferrari” logotype:

•the “Prancing Horse” (figurative):
•the trademark (figurative):

•the racing shield (figurative):

•	Scuderia Ferrari (word and figurative):
The names of our sports, GT, special series and Icona car models and Formula 1 single-seater models are also registered as trademarks (and logotypes) and we also register their domain names and the cars’ design.
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

Regulatory Matters
We manufacture and sell our cars around the world and our operations are therefore subject to a variety of laws and regulations relating to environmental, health and safety and other matters. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities and operations, setting strict requirements on emissions, treatment and disposal of waste, water and hazardous materials and prohibitions on environmental contamination. Our vehicles, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). However, we currently benefit from certain regulatory exemptions, because we qualify as an SVM or similar designation in certain jurisdictions where we sell cars. As outlined below, these exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements.
We are in substantial compliance with the relevant regulatory requirements affecting our facilities and products around the world. We constantly monitor such requirements and adjust our operations as necessary to remain in compliance.
Approval and market surveillance
In May 2018 the European Parliament and European Council issued Regulation 2018/858, establishing the new framework for the approval and market surveillance of motor vehicles (repealing Directive 2007/46/EC). While the previous regulatory framework of Directive 2007/46/EC was focused on technical standards, the new regulation has a broader scope by including market surveillance requirements in order to ensure the enforcement of applicable standards. The key objectives of Regulation 2018/858 are: enhancing the independence of technical services (i.e. the approved testing laboratories) as well as improving the quality of the testing of vehicles and setting stricter requirements for technical services; introducing market surveillance in order to verify the conformity of vehicles on the market to the applicable standards, and requiring corrective measures in case of non-compliance or where a vehicle poses a safety risk or a risk to the environment; strengthening the type approval system with more stringent oversight by the EU. The Commission has the power to suspend, restrict or withdraw the designation of technical services, to order recalls, and to impose financial penalties.
Greenhouse gas/CO2/fuel economy legislation
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars to 130 grams of CO2 per kilometer. Due to our SVM status we benefit from a derogation from the 130 grams per kilometer emissions requirement available to small volume and niche manufacturers. Pursuant to that derogation, we were instead required to meet yearly CO2 emissions targets, beginning in 2012, reaching a target level of 290 grams per kilometer in 2016 for our fleet of EU-registered vehicles that year.
In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. Pursuant to the derogation approved by the European Commission following our petition, we are required to meet certain CO2 emissions target levels in the 2017-2021 period, reaching a target of 277 grams per kilometer in 2021 for our fleet of EU-registered cars that year.

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
In July 2017, the NHTSA published a notice of intent to prepare an Environmental Impact Statement (“EIS”) for model years 2022-2025 CAFE standards, inviting stakeholders to provide comments. The EIS purpose is to define the potential environmental impacts of the model years 2022-2025 CAFE standards and represents the first step of the rulemaking process relating to those model years.
In August 2018 the NHTSA and the EPA issued a common proposal, the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule for model years 2021-2026 Passenger Cars and Light Trucks” (SAFE Vehicles Rule). The SAFE Vehicles Rule, if finalized, would amend certain existing CAFE and tailpipe carbon dioxide emissions standards for passenger cars and light trucks and establish new standards, all covering model years 2021 through 2026. More specifically, NHTSA is proposing new CAFE standards for model years 2022 through 2026 and amending its 2021 model year CAFE standards because they are no longer deemed to be maximum feasible standards, and EPA is proposing to amend its carbon dioxide emissions standards for model years 2021 through 2025 because they are no longer deemed appropriate and reasonable in addition to establishing new standards for model year 2026. The authorities’ stated preferred alternative is to retain the model year 2020 standards (specifically, the footprint target curves for passenger cars and light trucks) for both programs through model year 2026, but comment has been sought on a range of alternatives. No final decision has been taken to date.
Under current regulation, for model years 2017-2025, the EPA allows a SVM, defined as manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We have therefore petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities.
In September 2016, we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. In December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018, covering also the 2016 model years. NHTSA have not yet responded to our petition. If our petitions are rejected or if we produce annually more than 10,000 vehicles globally, we will not be able to benefit from the more favorable CAFE standards levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards.
The state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards. In February 2010, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for model years 2022 through 2025, in parallel with EPA and NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. The SAFE Vehicles Rule mentioned above proposes to withdraw the waiver granted to California under the Clean Air Act to establish more stringent standards for vehicle emissions that are applicable to model years 2021 through 2025. In response to the proposed California waiver withdrawal, on December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision shall not be available for model years 2021-2025 if the EPA standards for those years are altered via an amendment of federal regulations. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, it may be necessary to also petition the CARV for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.

While Europe and the United States lead the implementation of these fuel consumption/CO2 emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage

III fuel consumption regulations targeted a national average fuel consumption of 6.9L/100km by 2015 and Stage IV targets a national average fuel consumption of 5.0L/100km by 2020. In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibility for SVMs (defined as a manufacturer with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. Manufactures that exceed the CAFC regulatory ceiling are required to purchase NEV credits.

Exhaust and evaporative emissions requirements
In 2007, the European Union adopted a series of updated standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars. In 2016, the European Union established that Euro 6 limits shall be evaluated through Real Driving Emissions (RDE) measurement procedure and a new test-cycle more representative of normal conditions of use (Worldwide Light Vehicles Test Procedure). SVMs (vehicle manufacturers with a worldwide annual production lower than 10,000 units) are required to be compliant with RDE standards starting from 2020 while non-SVMs have been required to comply with RDE standards starting from 2017. In 2018, the European Commission issued Regulation 2018/1832 for the purpose of improving the emission type approval tests and procedures for light passenger and commercial vehicles, including those for in-service conformity and RDE and introducing devices for monitoring the consumption of fuel and electric energy. Under the new EU Regulation, which became applicable in January 2019, among other things, the extended documentation package provided by manufacturers to type approval authorities to describe Auxiliary Emission Strategies (AES) is no longer required to be kept confidential, and the decision whether to allow access to such documentation package is left to national authorities. In addition, the Regulation introduced a new methodology for checking In-Service Conformity (ISC) which includes RDE tests. Compliance is tested based on ISC checks performed by the manufacturer, the granting type approval authority (GTAA), and accredited laboratories or technical services. Test results will be publicly available; in addition, the GTAA will publish annual reports on the ISC checks performed, in order to improve transparency.
In the United States, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized in April 2014. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. The new standards are intended to harmonize with California’s standards for 2015-2025 model years (so called “LEV3”) and will be implemented over the same timeframe as the U.S. federal CAFE and GHG standards for cars and light trucks described above. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program.
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
Additional stringency of evaporative emissions also requires more advanced materials and technical solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different level of stringency (6a and 6b) effective starting from 2020. In July 2018 China’s central government launched a three-year plan to reduce air pollution, extending targets for reducing lung-damaging airborne particulate pollution to the country’s 338 largest cities. This plan includes reductions in steel and other industrial capacity, reducing reliance on coal, promoting electric vehicles and cleaner transport, enhancing air-pollution warning systems, and increasing inspections of businesses for air pollution infractions. Several autonomous regions and municipalities are implementing the requirements of the National 6 program even ahead of the mandated deadlines. For instance, Shenzhen and Beijing announced the introduction of the 6b level requirements starting from July 2019 and January 2020, respectively.
    To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Vehicle safety
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. In May 2018, the European Commission adopted a proposal for a regulation which mandates new model cars to be compliant, among other things, with Advanced Emergency Braking, Emergency Lane Keeping systems, and car crash test requirements. In 2017 the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds.
Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the owner. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act (“TREAD”) requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). U.S. federal law also sets forth minimum sound requirements for hybrid and electric vehicles (FMVSS No. 141). Because of our status as SVM, Ferrari is required to be compliant at the end of the phase-in period.
On May 4, 2016, the NHTSA published a Consent Order Amendment (the “Amended Consent Order”) to the November 3, 2015 Takata Consent Order regarding a defect which may arise in the non-desiccated Takata passenger airbag inflators mounted on certain Ferrari cars. As a result of such Amended Consent Order, Ferrari filed a Part 573 Defect Information Report on May 23, 2016 with the NHTSA and has initiated a global recall relating to certain cars produced between 2008 and 2011. In December 2016, the NHTSA issued a Third Amendment to the Coordinated Remedy Order (“ACRO”) which included the list of Ferrari vehicles sold in the United States up to model year 2017 to be recalled. As a consequence of the ACRO, Ferrari decided to extend the Takata global recall campaign to all vehicles worldwide mounting non-desiccated Takata passenger airbag inflators. In January 2017 Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with the NHTSA a Part 573 Defect Information Report to include model year 2012 Zone A vehicles. In January 2018, Ferrari, in accordance with the Amended Consent Order and the ACRO, also filed with the NHTSA a Part 573 Defect Information Report to include model year 2013 Zone A vehicles. In January 2019, Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with the NHTSA a Part 573 Defect Information Report to include model year 2014 - 2018 vehicles worldwide. As a result of the ACRO and the decision to extend the worldwide Takata airbag inflator recall, Ferrari increased its provisions for the estimated charges for Takata airbag inflators recalls to €37 million in 2016 to cover the cost of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata. At December 31, 2018 the provision amounted to €25 million.
In 2016, the NHTSA published Phase II draft guidelines for driver distraction, for portable and aftermarket devices, and the associated compliance costs may be substantial. These guidelines, together with previously published Phase I provisions focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, may be difficult and/or costly. We are in the process of evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps and/or countermeasures, if any, we will need to make. However, NHTSA rulemaking on driver distraction guidelines has not progressed since early 2017, and the announced Phase III draft on voice-activated controls has not yet been published.
In 2017 Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements are expected to be defined in mid-2019, once the current draft standard is adopted in its final form.

C. Organizational Structure
Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by Ferrari.
For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2018.
Subsidiaries at December 31, 2018:

Name	Country	Nature of business	Shares held by the Group	Shares held by non-controlling interests
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services Inc.	USA	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (1)	USA	Financial services	100%	—%
Ferrari Financial Services Titling Trust (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (1)	USA	Financial services	100%	—%
410, Park Display Inc. (2)	USA	Retail	100%	—%

______________________________

(1)	Shareholding held by Ferrari Financial Services Inc.

(2)	Shareholding held by Ferrari North America Inc.

Ferrari Financial Services S.p.A., which at December 31, 2017 was a wholly-owned indirect subsidiary, was merged into Ferrari S.p.A. effective May 31, 2018. As a consequence, Ferrari Financial Services Inc., previously a wholly-owned subsidiary of Ferrari Financial Services S.p.A., became a direct wholly-owned subsidiary of Ferrari S.p.A. effective May 31, 2018.

D. Property, Plant and Equipment
Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 672 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our sports and GT cars, as well as of our Formula 1 single-seaters. (See “Item 4.B. Business Overview—Production and Procurement—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.
Between 2002 and 2012 most of the buildings in Maranello, including the paint shop building and the production building, were either rebuilt or renovated. In 2015 we completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD.
In 2018 we completed the new Ferrari Design Centre, a building that covers more than 5,600 square meters over four levels.
Adjacent to the plant is our approximately 3,000 meter Fiorano track, built in 1972 and remodeled in 1996. The track also houses the Formula 1 logistics offices.
We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers (see “Item 4.B. Business Overview—Formula 1 Activities—The Mugello Circuit”).
We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks for our regular range, special series and prototype cars.
The total carrying value of our property, plant and equipment at December 31, 2018 was €850,550 thousand.
For information on our principal expenditures on property, plants and equipment, see “Item 5.B Liquidity and Capital Resources—Capital Expenditures—Property, plant and equipment”.

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
Overview
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 167 authorized dealers operating 190 points of sale.
We believe our cars are the epitome of performance, luxury and styling. Our current sports and GT range consists of six models, including three sports cars (488 GTB, 488 Spider and 812 Superfast) and three GT cars (GTC4Lusso, GTC4Lusso T and Ferrari Portofino) and two special series cars (488 Pista and 488 Pista Spider). The Ferrari Portofino was unveiled in September 2017 and shipments began in the second quarter of 2018, while the 488 Pista was launched in March 2018 at the Geneva Motor Show, with shipments beginning in the third quarter of 2018. The 488 Pista Spider was launched in August 2018 and shipments will begin in 2019. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. The Monza SP1 and SP2 were unveiled in 2018 to kick off a new pillar in our product offering, the Icona, a line of modern cars inspired by our iconic cars of the past, with deliveries expected to begin in 2019. We also produce very limited editions series (fuori serie) and one-off cars.
In 2018, we shipped 9,251 cars and recorded net revenues of €3,420 million, EBIT of €826 million, net profit of €787 million, and adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) of €1,114 million, adjusted earnings before interest and taxes (Adjusted EBIT) of €825 million and Adjusted Net Profit of €645 million. For additional information regarding Adjusted EBITDA, Adjusted EBIT and Adjusted Net Profit, which are non-GAAP measures, including a reconciliation of Adjusted EBITDA to net profit, Adjusted EBIT to EBIT and Adjusted Net Profit to net profit, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures.”

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, Mainland China, Hong Kong and Taiwan and Rest of APAC, representing respectively 45.7 percent, 32.4 percent, 7.5 percent and 14.4 percent of units shipped in 2018.
We focus our marketing and promotion efforts in the investments we make in our racing activities, in particular Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with over 490 million television unique viewers in 2018 (based on a new viewer calculation methodology applied by Formula 1 in the 2018 season) (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving recent racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.
We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 18 Ferrari-owned stores and 17 franchised stores (including 5 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts.
We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the premium luxury market growth. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Trends, Uncertainties and Opportunities
Shipments - Our results of operations depend on the achievement of shipment targets established in our budgets and business plans. One of the performance indicators we monitor is shipment volumes, which represent the number of cars we ship to third parties in a given period and which drive net revenues. We recognize revenues from car shipments once it is highly probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to our dealers, the sales price is agreed or determinable and collectability is reasonably assured; this generally corresponds to the date on which the cars are released to the carrier responsible for transporting them to dealers.
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
In order to maintain a reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand in emerging markets and demographic changes as the size and spending capacity of our target clients has grown, gradually increasing shipments from 8,014 in 2016 to 8,398 in 2017 and to 9,251 units in 2018. Our strategic business plan reflects a continuation of this strategy and a broadening of our product portfolio to target a larger customer base.
The following table sets forth our shipments by geographic location:

	For the years ended December 31,
	2018	%	2017	%	2016	%
EMEA
UK	981	10.6%	843	10.0%	769	9.6%
Germany	803	8.7%	710	8.5%	675	8.4%
Italy	479	5.2%	417	5.0%	364	4.5%
France	399	4.3%	346	4.1%	306	3.8%
Switzerland	380	4.1%	339	4.0%	333	4.2%
Middle East(1)	326	3.5%	331	3.9%	439	5.5%
Other EMEA(2)	859	9.3%	751	9.0%	724	9.1%
Total EMEA	4,227	45.7%	3,737	44.5%	3,610	45.1%
Americas(3)	3,000	32.4%	2,811	33.5%	2,687	33.5%
Mainland China, Hong Kong and Taiwan	695	7.5%	617	7.3%	619	7.7%
Rest of APAC(4)	1,329	14.4%	1,233	14.7%	1,098	13.7%
Total	9,251	100.0%	8,398	100.0%	8,014	100.0%
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

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets such as China and other regions in Asia. For example, in 1993, 90 percent of our cars were sold in Italy, Germany and the United States; those markets now represent less than half of our unit shipments. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets. In addition, we expect that further growth in shipments will result from our deliberate targeting of new customer groups and modes of use through the expansion of our product range.
Research, Development and Product Lifecycle - We engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars. The first stage of product development is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for the development of cars and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model and the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred. Our capitalized development costs are primarily affected by the timing of renewals to our product range and more recently, by our intention to integrate hybrid technology more broadly into our product portfolio.
We also incur research and development expenses in connection with Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing cars, we seek to transfer these components and technologies, where appropriate, to models in our current and future product range. Technological developments and changes in the regulations of the Formula 1 World Championship lead us to design, develop and construct a new racing car each year. The costs incurred for these activities are expensed as incurred and classified as research and development costs in the income statement. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, changes in race regulations and the need to respond to our car’s performance relative to other racing teams.
Research and development costs expensed, which primarily relate to our Formula 1 racing and research phase activities, remained relatively consistent from 2016 to 2018. As a result of our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid technology, our overall research and development expenditure, and in particular our capitalized development costs, increased during the period from 2016 to 2018.
The following table summarizes our research and development for the years ended December 31, 2018, 2017 and 2016:

	For the years ended December 31,
	2018	2017	2016
Capitalized development costs (1)	318	185	141
Research and development costs expensed (A)	528	556	510
Total research and development	846	741	651

Amortization of capitalized development costs (B)	115	101	104

Research and development costs as recognized in the consolidated income statement (A+B)	643	657	614
__________________________
(1) Capitalized to developed costs within intangible assets during the year.

Our results of operations are dependent on the comparative success of our product offering over time. Our range models typically have a lifecycle of four to five years, while our special series, hypercars and limited edition cars (and starting in 2019, our Icona cars) typically have shorter lifecycles. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electronic and mechanical components. Our new models generally include new technological content, part of which is related to the output from the component research and development efforts. Our continued focus on component development has the objective of reducing the costs to develop new models.
Car Profitability - The relative profitability of the cars we sell tends to vary depending on a number of factors, including exclusivity of the offering, technological content of the car, engine size, level of personalization and the geographic market in which it is sold.
The exclusivity of a particular product offering is also a relevant factor in its profitability. For example, the LaFerrari Aperta, our latest limited edition hypercar, had a sales price in excess of €1 million, which is much higher than other models in the Ferrari product range in light of the exclusivity of the offering, along with the hypercar advanced technological and design content. The first shipments of the LaFerrari Aperta were in the third quarter of 2016 and shipments were substantially completed in the first half of 2018. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models and special series cars. Similarly, our limited edition cars which we launch from time to time, and the Icona cars we will begin selling in 2019, are typically sold at a significantly higher price point than our range models and therefore they benefit our results in the periods in which they are sold. With the introduction of our Icona models, which we expect will be launched more frequently compared to our hypercars and limited edition cars, we intend to schedule the launch and distribution of future models to reduce the volatility in financial performance due to the launch of our hypercars and limited edition cars.
We seek to increase over time the average price point of our range models and special series by continually improving performance, technology and other features, and by leveraging the scarcity value resulting from our low volume strategy. In particular, in the last three years we increased the price of selected models in selected markets and in both 2017 and 2018 we introduced new models with higher average selling prices compared to the corresponding predecessor models. Furthermore, the content of the cars we sell can be customized through our interior and exterior personalization program, which can be further enhanced through bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate a margin on each additional option selected by the client. Additionally, as we integrate hybrid technology more broadly into our car portfolio, we expect our average price point to increase reflecting the more advanced technological content of the new hybrid models.
Our products equipped with V12 engines have historically commanded a higher price, and have therefore been more profitable than those equipped with the V8 engine. At December 31, 2018 our V12 product offering included the the GTC4Lusso and the 812 Superfast, and our V8 product offering included the 488 GTB, the 488 Spider, the GTC4Lusso T, the Ferrari Portofino, the 488 Pista and the 488 Pista Spider. During part of the periods discussed below we also produced the California T, the F12tdf, the LaFerrari, the LaFerrari Aperta, the F12berlinetta, the FF, the F60 America and the Ferrari J50, which are now discontinued.
Maserati Engine Volumes - We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models. In 2011, we began producing a new family of V6 engines for Maserati for use in their cars. In order to meet our obligations under our agreement with Maserati, we constructed a new production line dedicated to the Maserati V6 engine, which was funded by Maserati. Net revenues generated from the Maserati engine volumes depend on the orders received from Maserati, which in turn depend on Maserati production volumes and product launches.
Cost of Sales - Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including engines rented to other Formula 1 racing teams. Costs of materials, components and labor are the most significant elements of our cost of sales. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty, maintenance and product-related costs, which are estimated and recorded at the time of shipment of the car. Expenses that are directly attributable to our financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are also reported in cost of sales.
We purchase a variety of components (including mechanical, steel, aluminum, electrical and electronic, plastic components as well as casting and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs of utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell along with shifts in car mix. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however we expect to price our future cars appropriately to recover such costs. Hypercars and limited edition cars (fuori serie) (and starting in 2019, our Icona cars) also tend to have higher costs per unit but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected, to a lesser extent, by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.
In recent years, management has made efforts to achieve technical and commercial efficiencies. In particular, commercial efficiencies have been achieved through negotiating discounts where appropriate, and entering into long-term contracts with suppliers, who commit upfront to passing on to us a portion of the efficiencies they achieve in performing our supply contracts. Furthermore, efforts are made to award new business to existing suppliers, in order to negotiate favorable pricing. Technical efficiencies include efforts made to more efficiently produce components using innovative materials, without compromising the components’ performance. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with solutions that they have developed. As cost of sales also includes depreciation of plant and equipment, cost of sales is affected by product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of a certain model.
Effects of Foreign Currency Exchange Rates - We are affected by fluctuations in foreign currency exchange rates (i) through the translation of foreign currency financial statements into Euro of our subsidiaries with functional currencies other than Euro on consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.
Translation impacts arise in preparation of the consolidated financial statements; in particular, we present our consolidated financial statements in Euro, while the functional currency of each of our subsidiaries depends on the primary economic environment of that entity. In preparing the consolidated financial statements, we translate into Euro assets and liabilities of foreign subsidiaries expressed in local functional currency other than Euro using the foreign currency exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average foreign currency exchange rates for the period covered. Accordingly, fluctuations in the foreign currency exchange rate of the functional currencies of our subsidiaries against the Euro impacts our results of operations.
Transaction impacts arise when our entities conduct transactions in currencies other than their own functional currency. Therefore, we are also exposed to foreign currency risks in connection with scheduled payments and receipts in multiple currencies.
Our costs are primarily denominated in Euro, while our net revenues may be denominated in Euro, U.S. Dollars, Japanese Yen, Chinese Yuan or other currencies. In general, an appreciation of the U.S. Dollar against the Euro would positively impact our net revenues and results of operations.
Our risk management policies contemplate the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of fixing the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will occur. Accordingly, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information related to our foreign currency exchange rate risk policies.
Regulation - We ship our cars throughout the world and are therefore subject to a variety of laws and regulations, including tariffs. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities. As we are currently a small volume manufacturer, in certain jurisdictions we benefit from certain regulatory exemptions, including less stringent emissions caps. Developing, engineering and producing cars which meet the regulatory requirements, and can therefore be sold in the relevant markets, requires a significant effort and expenditure of resources.
Equity Incentive Plan - Following the approval of the equity incentive plan by the Board of Directors in March 2017, our Shareholders approved in April 2017 an award of performance share units (“PSUs”) to our former Chief Executive Officer and awards of PSUs and restricted share units (“RSUs”) to members of the Senior Management Team and key leaders of the Group. The grants of the PSUs and the RSUs, each representing the right to receive one common share, cover a five-year performance period from 2016 to 2020. In 2018 additional PSU and RSU awards were granted, subject to the Shareholders’ approval at the Annual General Meeting of Shareholders (which is currently expected to be held on April 12, 2019), to our new Chief Executive Officer and certain key employees of the Group under the equity incentive plan.

For the years ended December 31, 2018 and 2017, the Company recognized €22 million and €28 million, respectively, as share-based compensation expense and an increase to other reserves in equity for the PSU awards and RSU awards. At December 31, 2018, unrecognized compensation expense amounted to €6 million and will be recognized over the remaining vesting period through 2020.

For additional information see Note 22 “Share-Based Compensation” to the Consolidated Financial Statements included elsewhere in this document.
Patent Box Benefit - In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018. The Patent Box tax benefit relating to the years 2015 to 2017, amounting to €141 million, was recognized in 2018, in addition to the Patent Box tax benefit relating to the year 2018. As a result of applying the Patent Box tax regime, our tax expense was significantly reduced in 2018.
The benefit relating to the years 2015 to 2017 of €141 million, which was recognized in 2018, was excluded in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2018.

For additional information see Note 11 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.
Securitizations - Starting in 2016 we have pursued a strategy of autonomous financing for our financial services activities in the United States, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. At December 31, 2018 and 2017 our funding under securitization programs amounted to €683 million and €556 million, respectively.
For additional information see Note 25 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Takata Airbag Inflator Recalls - On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier. In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to the Group, defective.

Although we are not aware of any confirmed incidents or warranty claims relating to such airbag inflators mounted in our cars or that the airbag inflators were not performing as designed, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, we initiated a global recall relating to certain cars produced between 2008 and 2011. Following a Third Amendment to the Coordinated Remedy Order published by NHTSA in December 2016 and an additional Takata DIR filed on January 3, 2017, we filed an additional DIR on January 10, 2017 to also include certain cars produced in 2012. As a result of internal assessments, in 2016 we decided to extend the recall campaign to include all cars produced in all model years based on priority groups and the timeline set by NHTSA.

As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €37 million was recognized within cost of sales in the year ended December 31, 2016. At December 31, 2018, the provision amounted to €25 million, reflecting the current best estimate for future costs related to the entire recall campaign to be carried out by the Group. The decrease in the provision relates to ongoing recall activities as well as a partial release.

Due to the significant scope and industry-wide nature of the Takata recall and the supply constraints of Takata, the charges for Takata airbag inflator recalls and subsequent partial release are considered to be significant in nature but expected to incur infrequently and therefore Ferrari has excluded these charges in the calculation of Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2016.

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
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2018, 2017 and 2016, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items which may obscure underlying performance and impair comparability of results between periods.

	For the years ended December 31,
	2018	2017	2016
	(€ million)
Net profit	787	537	400
Income tax expense	16	209	167
Net financial expenses	23	29	28
Amortization and depreciation	289	261	248
EBITDA	1,115	1,036	843
(Release of charges)/Charges for Takata airbag inflator recalls	(1)	—	37
Adjusted EBITDA	1,114	1,036	880
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016
	(€ million)
EBIT	826	775	595
(Release of charges)/Charges for Takata airbag inflator recalls	(1)	—	37
Adjusted EBIT	825	775	632

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0 percent for the years ended December 31, 2018 and 2017, and 27.5 percent for the year ended December 31, 2016, and the Italian Regional Income Tax (“IRAP”), which was 3.9 percent for all years presented. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016
	(€ million)
Net profit	787	537	400
Patent box benefit for the period 2015-2017	(141)	—	—
(Release of charges)/Charges for Takata airbag inflator recalls (net of tax effect)	(1)	—	25
Adjusted Net Profit	645	537	425
Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0 percent for the years ended December 31, 2018 and 2017, and 27.5 percent for the year ended December 31, 2016, and the Italian Regional Income Tax (“IRAP”), which was 3.9 percent for all years presented. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the years ended December 31, 2018, 2017 and 2016.

		For the years ended December 31,
		2018	2017	2016
Net profit attributable to owners of the Company	€ million	785	535	399
Patent box benefit for the period 2015-2017	€ million	(141)	—	—
(Release of charges)/Charges for Takata airbag inflator recalls (net of tax effect)	€ million	(1)	—	25
Adjusted profit attributable to owners of the Company	€ million	643	535	424

Weighted average number of common shares	thousand	188,606	188,951	188,923
Adjusted basic earnings per common share		€3.41	2.83	2.25
Weighted average number of common shares for diluted earnings per common share	thousand	189,394	189,759	188,946
Adjusted diluted earnings per common share		€3.40	2.82	2.24
_____________________________

(1)
The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan for the years ended December 31, 2018 and 2017, and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement for the years ended December 31, 2017 and 2016.

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
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2018, and 2017.

	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	794	648
Debt	(1,927)	(1,806)
Net Debt	(1,133)	(1,158)
Funded portion of the self-liquidating financial receivables portfolio	793	685
Net Industrial Debt	(340)	(473)
Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016
	(€ million)
Cash flows from operating activities	934	663	1,005
Cash flows used in investing activities	(637)	(379)	(320)
Free Cash Flow	297	284	685
Change in the self-liquidating financial receivables portfolio	107	44	(405)
Free Cash Flow from Industrial Activities	404	328	280
The change in the self-liquidating financial receivables portfolio in 2016 primarily relates to the deconsolidation of FFS GmbH following the sale of a majority stake in FFS GmbH to FCA Bank in November 2016.
Constant Currency Information
The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 2 “Significant Accounting Policies” to the Consolidated Financial Statements, included elsewhere in this document, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations year-on-year and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

A. Operating Results

Results of Operations
Consolidated Results of Operations – 2018 compared to 2017 and 2017 compared to 2016
The following is a discussion of the results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017, and for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2018	Percentage of net revenues	2017	Percentage of net revenues	2016	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,420	100.0%	3,417	100.0%	3,105	100.0%
Cost of sales	1,623	47.4%	1,651	48.3%	1,580	50.9%
Selling, general and administrative costs	327	9.6%	329	9.6%	295	9.5%
Research and development costs	643	18.8%	657	19.2%	614	19.8%
Other expenses, net	4	0.1%	7	0.2%	24	0.8%
Result from investments	3	0.1%	2	0.1%	3	0.2%
EBIT	826	24.2%	775	22.7%	595	19.2%
Net financial expenses	23	0.7%	29	0.9%	28	0.9%
Profit before taxes	803	23.5%	746	21.9%	567	18.3%
Income tax expense	16	0.5%	209	6.1%	167	5.4%
Net profit	787	23.0%	537	15.8%	400	12.9%
Net revenues
The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2016	Percentage of net revenues	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Cars and spare parts (1)	2,535	74.1%	2,456	71.9%	2,180	70.2%	79	3.2%	276	12.7%
Engines (2)	284	8.3%	373	10.9%	338	10.9%	(89)	(23.8)%	35	10.5%
Sponsorship, commercial and brand (3)	506	14.8%	494	14.5%	488	15.7%	12	2.4%	6	1.1%
Other (4)	95	2.8%	94	2.7%	99	3.2%	1	1.4%	(5)	(5.1)%
Total net revenues	3,420	100.0%	3,417	100.0%	3,105	100.0%	3	0.1%	312	10.0%
______________________________

(1)	Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on these cars and sales of spare parts.

(2)	Includes net revenues generated from the sale of engines to Maserati for use in their cars, and net revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes net revenues earned by our Formula 1 racing team, through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by Ferrari financial services activities and net revenues from the management of the Mugello racetrack.

2018 compared to 2017
Net revenues for 2018 were €3,420 million, an increase of €3 million, or 0.1 percent (an increase of 3.2 percent on a constant currency basis), from €3,417 million for 2017.
The increase in net revenues was attributable to the combination of (i) a €79 million increase in cars and spare parts net revenues, (ii) a €12 million increase in sponsorship, commercial and brand net revenues, and (iii) a €1 million increase in other net revenues, partially offset by (iv) a €89 million decrease in engines net revenues.

Cars and spare parts
Cars and spare parts net revenues were €2,535 million for 2018, an increase of €79 million, or 3.2 percent, from €2,456 million for 2017. The increase was primarily attributable to a €145 million increase in net revenues from range and special series cars, partially offset by a €66 million decrease in net revenues from hypercars and limited edition cars.
The €145 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments driven by the 812 Superfast, as well as a greater contribution from personalization programs and pricing increases, partially offset by significant negative foreign currency exchange impact. Shipments of V12 range and special series models increased by approximately 25 percent, primarily attributable to shipments of the 812 Superfast, which commenced in the third quarter of 2017, partially offset by the phase-outs of the limited series F12tdf and the F12berlinetta in 2017. Shipments of V8 range and special series models increased by approximately 7 percent, mainly due to the Ferrari Portofino and our first shipments of the newly launched 488 Pista, partially offset by the phase-out of the California T in 2018.
The €145 million increase in net revenues from range and special series cars and spare parts was composed of increases in all four of our geographical regions, including: (i) an €88 million increase in EMEA, (ii) a €32 million increase in Americas, (iii) a €21 million increase in Rest of APAC, and (iv) a €4 million increase in Mainland China, Hong Kong and Taiwan.

(i)
The €88 million increase in EMEA net revenues was primarily attributable to positive volume and pricing, as well as greater contribution from personalization programs. The positive volume was driven by double-digit growth in shipments in the UK, Italy, France, Switzerland, Germany and Other EMEA.

(ii)
The €32 million increase in Americas net revenues was primarily attributable to positive volume and pricing, as well as a greater contribution from our personalization programs, partially offset by negative foreign currency translation impact.

(iii)
The €21 million increase in Rest of APAC net revenues was primarily attributable to positive volumes in Japan and to a lesser extent in Australia and other countries within Rest of APAC, partially offset by negative foreign currency translation impact in Japan and Australia.

(iv)	The €4 million increase in Mainland China, Hong Kong and Taiwan net revenues was primarily attributable to positive volume and mix, partially offset by negative foreign currency translation impact.

The positive volume impacts referred to above were primarily attributable to the Ferrari Portofino, the 812 Superfast and the newly launched 488 Pista, partially offset by the phase-out of the California T.

The €66 million decrease in net revenues from hypercars and limited edition cars was primarily attributable to a decrease in shipments of the LaFerrari Aperta, which finished its limited series run in 2018, partially offset by deliveries of the strictly limited edition Ferrari J50 and the FXX K EVO.
Engines
Net revenues generated from engines were €284 million for 2018, a decrease of €89 million, or 23.8 percent, from €373 million for 2017. The €89 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a decrease in the number of engines shipped in 2018 compared to 2017.

Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €506 million for 2018, an increase of €12 million, or 2.4 percent, from €494 million for 2017. The increase was primarily related to sponsorship revenues and a higher 2017 championship ranking compared to 2016, partially offset by other brand related activities and negative foreign currency exchange impact.
Other
Other net revenues, which primarily relate to our financial services activities and management of the Mugello racetrack, amounted to €94 million for 2017 and €95 million for 2018.
2017 compared to 2016
Net revenues for 2017 were €3,417 million, an increase of €312 million, or 10.0 percent (an increase of 8.4 percent on a constant currency basis), from €3,105 million for 2016.
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

Cars and spare parts
Cars and spare parts net revenues were €2,456 million for 2017, an increase of €276 million, or 12.7 percent, from €2,180 million for 2016. The increase was primarily attributable to a €249 million increase in net revenues from range and special series cars and spare parts, as well as a €27 million increase in net revenues from hypercars and limited edition cars.
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
The €249 million increase in net revenues from range and special series cars and spare parts reflects increases in all four of our major geographical markets, including (i) a €146 million increase in EMEA, (ii) a €40 million increase in Americas, (iii) a €36 million increase in Rest of APAC, and (iv) a €27 million increase in Mainland China, Hong Kong and Taiwan.

(i)
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

(ii)
The €40 million increase in Americas net revenues was primarily attributable to positive volume and mix, along with a greater contribution from our personalization programs, partially offset by negative foreign currency translation impact. In particular, the positive volume was driven by the 488 family and the GTC4Lusso, as well as the entry of the GTC4Lusso T and the 812 Superfast on the market in the fourth quarter of 2017, partially offset by the phase-outs of the California T and F12berlinetta, as well as the F12tdf.

(iii)
The €36 million increase in Rest of APAC net revenues was primarily attributable to increases in Japan and other Rest of APAC, and to a lesser extent in Australia. The increase in Japan was driven by single-digit growth in shipments, primarily due to the GTC4Lusso family, partially offset by the phase-outs of the California T and F12berlinetta as well as negative foreign currency translation impact. Double-digit growth in shipments was achieved in Australia and Rest of APAC, supported by the 488 and the GTC4Lusso families.

(iv)
The €27 million increase in Mainland China, Hong Kong and Taiwan net revenues was primarily attributable to a positive mix, driven by the GTC4Lusso family and other V12 models, particularly in Mainland China, partially offset by a slowdown in Hong Kong due to our decision to terminate the distributor in 2016 and the new dealership only becoming fully operational in the third quarter of 2017.

The €27 million increase in net revenues from supercars and limited edition cars was primarily attributable to shipments of LaFerrari Aperta, partially offset by the phase out of the LaFerrari shipments, which ended in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.
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
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €494 million for 2017, an increase of €6 million, or 1.1 percent, from €488 million for 2016. The increase was primarily related an increase in net revenues from sponsorship and brand activities, partially offset by a decrease in Formula 1 net revenues due to our lower ranking in the World Constructors’ Championship in 2016 compared to 2015.
Other
Other net revenues were €94 million for 2017, a decrease of €5 million, or 5.1 percent, from €99 million for 2016. The €5 million decrease in other net revenues was primarily driven by the deconsolidation of the financial services business in Europe since November 2016 following the sale of a majority stake in FFS GmbH to FCA Bank.
Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2016	Percentage of net revenues	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Cost of sales	1,623	47.4%	1,651	48.3%	1,580	50.9%	(28)	(1.7)%	71	4.5%
2018 compared to 2017
Cost of sales for 2018 was €1,623 million, a decrease of €28 million, or 1.7 percent, from €1,651 million for 2017. As a percentage of net revenues, cost of sales decreased from 48.3 percent in 2017 to 47.4 percent in 2018.
The decrease in cost of sales was primarily attributable to (i) a decrease of €122 million driven by lower engine volumes and lower industrial costs, including warranty charges, partially offset by (ii) an increase in costs of €94 million driven by an increase in volumes, as well as higher depreciation.

The increase in cost of sales related to volumes was driven by the 812 Superfast, the Ferrari Portofino and the newly-launched 488 Pista, partially offset by the phase-outs of the F12tdf, the F12berlinetta and the California T.

2017 compared to 2016
Cost of sales for 2017 was €1,651 million, an increase of €71 million, or 4.5 percent, from €1,580 million for 2016. As a percentage of net revenues, cost of sales decreased from 50.9 percent in 2016 to 48.3 percent in 2017.
The increase in cost of sales was primarily attributable to (i) increased costs of €58 million driven by an increase in volumes and personalization programs, (ii) increased costs of €46 million driven by an increase in production volumes of engines for Maserati and costs for other supporting activities and (iii) an increase in production costs, including depreciation, of €4 million, partially offset by (iv) the effect of charges in 2016 for Takata airbag inflator recalls of €37 million.
The €58 million increase in cost of sales related to volumes and personalization programs was driven by the 488 family, the GTC4Lusso and the 812 Superfast. The €46 million increase in cost of sales related to the production of engines for Maserati and other supporting activities was driven by a 25 percent increase in the volume of engines shipped to Maserati.
Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2016	Percentage of net revenues	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Selling, general and administrative costs	327	9.6%	329	9.6%	295	9.5%	(2)	(0.5)%	34	11.5%
2018 compared to 2017
Selling, general and administrative costs for 2018 were €327 million, a decrease of €2 million, or 0.5 percent, from €329 million for 2017. As a percentage of net revenues, selling, general and administrative costs were substantially unchanged.
2017 compared to 2016
Selling, general and administrative costs for 2017 were €329 million, an increase of €34 million, or 11.5 percent, from €295 million for 2016. As a percentage of net revenues, selling, general and administrative costs were substantially unchanged.
The increase in selling, general and administrative costs was primarily attributable to (i) share-based compensation expense related to the equity incentive plan, (ii) costs related to initiatives for Ferrari’s 70th anniversary, and (iii) costs related to new directly operated Ferrari stores, partially offset by (iv) the costs of the former CEO (Mr. Amedeo Felisa) retirement package recognized in 2016 and (v) a decrease in costs due to the deconsolidation of FFS GmbH since November 2016.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2016	Percentage of net revenues	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Research and development costs expensed during the year	528	15.4%	556	16.3%	510	16.4%	(28)	(5.2)%	46	9.2%
Amortization of capitalized development costs	115	3.4%	101	2.9%	104	3.4%	14	14.6%	(3)	(3.4)%
Research and development costs	643	18.8%	657	19.2%	614	19.8%	(14)	(2.1)%	43	7.1%

2018 compared to 2017

Research and development costs for 2018 were €643 million, a decrease of €14 million, or 2.1 percent, from €657 million for 2017. As a percentage of net revenues, research and development costs were 18.8 percent in 2018 compared to 19.2 percent in 2017.

The decrease in research and development costs was attributable to a decrease of €28 million in research and development costs expensed, primarily driven by lower research and development costs for Formula 1 activities and lower research activities for our GT and sports cars, partially offset by an increase of €14 million in amortization of capitalized development costs.

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
Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Other expenses, net	4	7	24	(3)	(53.5)%	(17)	(72.0)%
2018 compared to 2017
Other expenses, net for 2018 amounted to net other expenses of €4 million, a decrease of €3 million, or 53.5 percent, compared to net other expenses of €7 million for 2017.
For 2018, other expenses, net included other expenses of €19 million, which mainly related to indirect taxes, accruals for provisions and miscellaneous expenses, partially offset by other income of €15 million, which mainly related to a favorable ruling on a prior year’s legal dispute, and to a lesser extent other miscellaneous income.
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
EBIT

	For the years ended December 31,						Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2016	Percentage of net revenues	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
EBIT	826	24.2%	775	22.7%	595	19.2%	51	6.6%	180	30.3%
2018 compared to 2017
EBIT for 2018 was €826 million, an increase of €51 million, or 6.6 percent, from €775 million for 2017. As a percentage of net revenues, EBIT increased from 22.7 percent in 2017 to 24.2 percent in 2018.
The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €118 million, (ii) positive contribution from other supporting activities of €26 million, (iii) a decrease in research and development costs of €14 million, and (iv) a decrease in selling, general and administrative costs of €2 million, partially offset by (v) negative product mix of €17 million and (vi) negative foreign currency exchange impact of €92 million (including foreign currency hedging instruments) primarily driven by fluctuations in the U.S. Dollar, the Pound Sterling and the Japanese Yen compared to the Euro.

The positive volume impact of €118 million was attributable to an increase in total shipments, driven by the 812 Superfast, the Ferrari Portofino and the 488 Pista. The negative product mix of €17 million was primarily attributable to the combined impact of lower sales of LaFerrari Aperta and the strong performance of the Ferrari Portofino, partially offset by the 812 Superfast, as well as pricing increases and deliveries of the strictly limited edition Ferrari J50 and the FXX K EVO. The positive contribution from other supporting activities of €26 million was primarily attributable to sponsorship activities, a higher 2017 championship ranking compared to 2016 and a favorable ruling on a prior year’s legal dispute, partially offset by a lower contribution from other brand related activities and engines supplied to Maserati.

The increase in EBIT as a percentage of net revenues from 22.7 percent in 2017 to 24.2 percent in 2018 was primarily attributable to the combination of the previously mentioned effects on EBIT, including a decrease in cost of sales as a percentage of net revenues from 48.3 percent in 2017 to 47.4 percent in 2018.
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

The increase in EBIT as a percentage of net revenues from 19.2 percent in 2016 to 22.7 percent in 2017, was primarily attributable to the combination of the previously mentioned effects on EBIT above, including a decrease in cost of sales as a percentage of net revenues from 50.9 percent in 2016 to 48.3 percent in 2017.
Net financial expenses

	For the years ended December 31,			Increase/(Decrease)
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Net financial expenses	23	29	28	(6)	(19.5)%	1	5.5%
2018 compared to 2017
Net financial expenses for 2018 were €23 million compared to €29 million for 2017, representing a decrease of €6 million.
The decrease in net financial expenses was primarily attributable to (i) a decrease in interest expenses and (ii) a decrease in net foreign exchange losses. The decrease in interest expenses was mainly driven by lower interest on bank borrowings due to the full repayment of the Term Loan in November 2017, partially offset by higher interest on bonds due to a new bond issued in November 2017. For the year ended December 31, 2017, net financial expenses included gains resulting from exercising the Delta Topco option.
2017 compared to 2016
Net financial expenses for 2017 were €29 million compared to €28 million for 2016, representing an increase of €1 million.
An increase in (i) net foreign exchange losses and (ii) interest expenses on bonds was substantially offset by (iii) a decrease in interest expenses on bank borrowings, primarily related to the Term Loan and the Bridge Loan which were fully repaid in November 2017 and March 2016, respectively, and (iv) gains resulting from exercising the Delta Topco option.
Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(€ million, except percentages)
Income tax expense	16	209	167	(193)	(92.2)%	42	24.5%
2018 compared to 2017
Income tax expense for 2018 was €16 million, a decrease of €193 million, or 92.2 percent, from €209 million for 2017. The decrease in income tax expense was primarily attributable to the positive impact from the application of the Patent Box tax regime (as described below), including €141 million of Patent Box benefits related to the years 2015 to 2017 (of which €139 million was from direct use and €2 million was from indirect use of copyrights, patents, trademarks, designs and know-how) and the estimated Patent Box tax benefit relating to the year 2018, which amounted to €61 million.
In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. For further information see Note 12 “Income Taxes” to our Consolidated Financial Statements included elsewhere in this document.
2017 compared to 2016
Income tax expense for 2017 was €209 million, an increase of €42 million, or 24.5 percent, from €167 million for 2016. The increase in income tax expense was primarily attributable to an increase in profit before taxes from €567 million in 2016 to €746 million in 2017, partially offset by a decrease in the effective tax rate net of IRAP from 25.8 percent in 2016 to 24.2 percent in 2017. The decrease in the effective tax rate net of IRAP was primarily attributable to the combined effects of a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent (effective from 2017), deductions related to eligible research and development costs and depreciation of fixed assets in accordance with tax regulations in Italy, partially offset by a decrease in net deferred tax assets due to the Tax Cuts and Jobs Act (the “Tax Act”), which was enacted into law in the U.S. on December 22, 2017.
The Tax Act includes various changes to the tax law, including a reduction in the corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. We recognized the effects of the changes in the tax rate and laws resulting from the Tax Act in 2017, which resulted in a €4.7 million decrease in net deferred tax assets.

Recent Developments
Under a new common share repurchase program announced by Ferrari on December 28, 2018, the Company has purchased 335,346 common shares for a total consideration of €33.4 million. As a result, as of February 22, 2019 the Company held an aggregate of 6,338,189 common shares in treasury.

On February 26, 2019, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €1.03 per common share, totaling approximately €194 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 12, 2019.

B. Liquidity and Capital Resources

Liquidity Overview
We require liquidity in order to fund our business operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing product range and broaden our future product portfolio. We make capital investments, primarily in Italy, for initiatives to develop and introduce new products, enhance manufacturing efficiency and improve capacity, as well as for maintenance and environmental compliance. Our capital expenditure in 2018 was primarily to support continuous product range renewal and expansion, as well as research and development expenditure to transition our product portfolio to hybrid technology. We fund our capital expenditure primarily with cash generated from our operating activities.
Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We centrally manage our operating cash management, liquidity and cash flow requirements on a standalone basis with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.
See “Net Debt and Net Industrial Debt” below for additional details relating to the our liquidity.
Cyclical Nature of our Cash Flows
Our working capital is subject to month to month fluctuations due to, among other things, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to the launches of new models, during the phase out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.
We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we tend to pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result of the above, including the advances received from customers on certain models, we tend to receive payment for cars shipped before we are required to make payment for the raw materials and components used in manufacturing the cars.
Our capital expenditure requirements are, among other things, influenced by the timing and the number of new model launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or refresh our product range. Going forward, our capital expenditure will also be influenced by research and development expenditure to support the expansion of our product range. We significantly increased our capital expenditure in 2018 and we expect our capital expenditure will continue to increase in 2019 to further our investments in hybrid technology and fuel future growth. Capital expenditure is also influenced by the timing of research and developments costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarter of the year.
The payment of taxes also affects our working capital. We typically pay our taxes in two advances. In 2017, we paid the remaining balance of 2016 taxes as well as the first advance in relation to 2017 taxes in the second quarter, and we paid the second advance in relation to 2017 taxes in the fourth quarter. In the second quarter of 2018, we paid the remaining balance of 2017 taxes as well as the first advance in relation to 2018 taxes. As a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to our application of the Patent Box tax regime for the years 2015 to 2019, our tax expense was significantly reduced in 2018 and we did not pay the second advance in relation to 2018 taxes in the fourth quarter of 2018. The current Patent Box ruling remains in force until fiscal year 2019. The potential applicability of the Patent Box tax regime beyond 2019 will depend on future changes to Italian tax legislation. See Note 11 “Income Taxes” to the Consolidated Financial Statements for additional details related to the Patent Box.

Cash Flows
The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2018, 2017 and 2016. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2018	2017	2016
	(€ million)
Cash flows from operating activities	934	663	1,005
Cash flows used in investing activities	(637)	(379)	(320)
Cash flows used in financing activities	(152)	(85)	(411)
Translation exchange differences	1	(9)	1
Total change in cash and cash equivalents	146	190	275
Operating Activities — Year Ended December 31, 2018
For the year ended December 31, 2018, our cash flows from operating activities were €934 million, primarily the result of:

(i)
profit before tax of €803 million, adjusted to add back €289 million of depreciation and amortization expense, €30 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments), €23 million of net finance costs and €16 million in provisions accrued. Other non-cash expenses were primarily attributable to share-based compensation expense under the equity incentive plan;

(ii)
€62 million of cash related to the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash generated from trade payables of €40 million driven by higher capital expenditures and an increase in volumes, (b) cash generated by trade receivables of €27 million, partially offset by (c) cash absorbed by inventory of €5 million.

These cash inflows were partially offset by:

(i)	€107 million of cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio in the United States;

(ii)	€83 million of cash absorbed by the change in other operating assets and liabilities, primarily attributable to a decrease in advances for the LaFerrari Aperta and the Ferrari J50;

(iii)	€11 million of net finance costs paid; and

(iv)	income tax paid of €88 million, primarily related to the payment of the remaining balance of 2017 taxes as well as the first advance in relation to 2018 taxes.
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
Investing Activities — Year Ended December 31, 2018
For the year ended December 31, 2018, our net cash used in investing activities was €637 million, primarily the result of:

(i)
capital expenditures of €301 million related to additions to property, plant and equipment and €338 million related to intangible assets, partially offset by proceeds from the sale of property, plant and equipment and intangible assets. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.

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

(i)	€8 million of proceeds from exercising the Delta Topco option; and

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

These cash outflows were partially offset by:

(i)	€19 million of proceeds from the sale of a majority stake in FFS GmbH to FCA Bank; and

(ii)	€3 million proceeds from the sale of property, plant and equipment and intangible assets.
Financing Activities — Year Ended December 31, 2018
For the year ended December 31, 2018, our net cash used in financing activities was €152 million, primarily the result of:

(i)	€133 million of dividends paid to owners of the parent;

(ii)	€100 million related to the repurchase of common shares;

(ii)	€8 million related to the net change in other debt;

(iii)	€4 million related to the net change in borrowings from banks, and

(iv)	€2 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd.
These cash outflows were partially offset by:

(i)    €95 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Financing Activities — Year Ended December 31, 2017

For the year ended December 31, 2017, net cash used in financing activities was €85 million, primarily the result of:

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

Capital Expenditures
Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the year ended December 31, 2018 were €639 million (€392 million and €342 million for the years ended December 31, 2017 and 2016, respectively).
The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2018, 2017 and 2016:

	For the years ended December 31,
	2018	2017	2016
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	318	185	141
Patents, concessions and licenses	14	12	12
Other intangible assets	6	6	13
Total intangible assets	338	203	166
Property, plant and equipment
Industrial buildings	15	5	6
Plant, machinery and equipment	82	132	82
Other assets	10	13	7
Advances and assets under construction	194	39	81
Total property, plant and equipment	301	189	176
Total capital expenditures	639	392	342
Intangible assets
Our total capital expenditures in intangible assets for the year ended December 31, 2018 were €338 million (€203 million and €166 million for the years ended December 31, 2017 and 2016, respectively), the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models, including to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.
The increase in externally acquired and internally generated development costs reflects the gradual introduction of hybrid technology into our product portfolio. We believe hybrid technology is one of the keys to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

For the year ended December 31, 2018, we invested €318 million in externally acquired and internally generated development costs, of which €203 million related to development of models to be launched in future years and €115 million primarily related to the development of our current product portfolio as well as components.

For the year ended December 31, 2017, we invested €185 million in externally acquired and internally generated development costs, of which €98 million related to development of models to be launched in future years and €87 million primarily related to the development of our current product portfolio as well as components.
For the year ended December 31, 2016, we invested €141 million in externally acquired and internally generated development costs, of which €85 million related to development of models to be launched in future years and €56 million primarily related to the development of our current current product portfolio as well as components.
Property, plant and equipment

Our total capital expenditure in property, plant and equipment for the year ended December 31, 2018 was €301 million (€189 million and €176 million for the years ended December 31, 2017 and 2016, respectively).
Our most significant investments generally relate to plant, machinery and equipment, which amounted to €82 million for the year ended December 31, 2018 (€132 million and €82 million for the years ended December 31, 2017 and 2016, respectively) as well as advances and assets under construction, which amounted to €194 million for the year ended December 31, 2018 (€39 million and €81 million for the years ended December 31, 2017 and 2016, respectively). Our most significant investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as expenditures related to our personalization programs and engine assembly lines. The increase in capital expenditures in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches.
At December 31, 2018, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €146 million.

Net Debt and Net Industrial Debt
Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2018 and 2017.

	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	794	648
Total liquidity	794	648
Bonds	(1,198)	(1,194)
Securitizations	(683)	(556)
Borrowings from banks	(36)	(38)
Other debt	(10)	(18)
Total debt	(1,927)	(1,806)
Net Debt	(1,133)	(1,158)
Funded portion of the self-liquidating financial receivables portfolio	793	685
Net Industrial Debt	(340)	(473)
For further details on total debt, see Note 25 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents
Cash and cash equivalents were €794 million at December 31, 2018 compared to €648 million at December 31, 2017. See “Cash Flows” above for further details.
Approximately 78 percent of our cash and cash equivalents were denominated in Euro at December 31, 2018 (approximately 67 percent at December 31, 2017). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China, which amounted to €78 million at December 31, 2018 (€66 million at December 31, 2017), is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €26.5 million and €28.2 million at December 31, 2018 and 2017, respectively.
The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2018	2017
	(€ million)
Euro	616	435
Chinese Yuan	73	62
U.S. Dollar	50	88
Japanese Yen	24	26
Other currencies	31	37
Total	794	648
Total Available Liquidity
Our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2018 was €1,294 million (€1,148 million at December 31, 2017).
The following table summarizes our total available liquidity:

	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	794	648
Undrawn committed credit lines	500	500
Total available liquidity	1,294	1,148
The undrawn committed credit lines relate to a revolving credit facility. For further details see Note 25 “Debt” to the Consolidated Financial Statements included elsewhere in this document.
Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016
	(€ million)
Cash flows from operating activities	934	663	1,005
Cash flows used in investing activities	(637)	(379)	(320)
Free Cash Flow	297	284	685
Change in the self-liquidating financial receivables portfolio	107	44	(405)
Free Cash Flow from Industrial Activities	404	328	280
Free Cash Flow for the year ended December 31, 2018 was €297 million compared to €284 million for the year ended December 31, 2017 and €685 million for the year ended December 31, 2016. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2018 was €404 million, an increase of €76 million compared to €328 million for the year ended December 31, 2017. The increase was primarily attributable to an increase in EBITDA, a decrease in tax payments due to the Patent Box benefit and the positive impact from changes in working capital, partially offset by an increase in capital expenditures.
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

C. Research and Development, Patents and Licenses, etc.
Research and Development
For a description of the Company’s research and development policies, see “Item 5. Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities—Research, Development and Product Lifecycle”. For a detailed analysis of research and development costs, see “Item 5.A. Operating Results—Results of Operations—Research and development costs”.
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

F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments at December 31, 2018:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	303	1,000	584	—	1,887
Interest on long-term financial liabilities (2)	20	24	12	1	57
Operating lease obligations (3)	19	22	12	19	72
Unconditional minimum purchase obligations (4)	153	43	7	1	204
Purchase obligations (5)	146	—	—	—	146
Total contractual obligations	641	1,089	615	21	2,366
______________________________

(1)
Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due. For additional information see Note 25 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations.

(2)
Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the current rates in effect at December 31, 2018.

(3)	Operating lease obligations mainly relate to leases for commercial properties (stores and industrial equipment) and certain assets used in our business.

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
The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2018 as follows:

Amount
(€ million)
Debt	1,927
Short-term debt obligations	(49)
Amortized cost effects	9
Long-term debt	1,887
Pension, post-employment benefits and other provisions for employees
We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2018 the liability for such obligations amounted to €87 million (€84 million at December 31, 2017). See Note 23 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.
G. Safe Harbor

See section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The current Board of Directors of Ferrari was appointed effective as of April 13, 2018 and its term of office will expire on the day the next Annual General Meeting of Shareholders is held, which is currently expected to be held on April 12, 2019.

Name	Year of Birth	Position
John Elkann (1)	1976	Chairman and Non-Executive Director
Louis C. Camilleri	1955	Chief Executive Officer and Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Sergio Duca	1947	Senior Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Giuseppina Capaldo	1969	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
Lapo Elkann	1977	Non-Executive Director
Amedeo Felisa	1946	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
Elena Zambon	1964	Non-Executive Director
(1) On February 26, 2019, the Board of Directors resolved to submit to the Shareholders’ vote at the next Annual General Meeting of Shareholders (which is currently expected to be held on April 12, 2019) the appointment of Mr. John Elkann, our current Chairman and Non-Executive Director, as Executive Director.

Summary biographies for persons who are currently directors of Ferrari are included below:

John Elkann. Mr. John Elkann is Chairman and Non-Executive Director of Ferrari N.V., Chairman and Chief Executive Officer of EXOR and Chairman of Fiat Chrysler Automobiles N.V.. Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Giovanni Agnelli B.V. He is Vice Chairman of GEDI Gruppo Editoriale S.p.A. and board member of The Economist Group. Mr. Elkann is a trustee of MoMA. He also serves as Chairman of the Giovanni Agnelli Foundation. Mr. John Elkann is the brother of Mr. Lapo Elkann (Non-Executive Director).
Louis C. Camilleri. Mr. Camilleri is Chief Executive Officer and Executive Director of Ferrari N.V. Mr. Camilleri currently serves as Chairman of the Board of Philip Morris International Inc. (“PMI”). From March 2008 to May 2013, he served as Chairman and Chief Executive Officer of PMI. From April 2002 and August 2002 until March 2008, he was Chief Executive Officer and Chairman of Altria Group, Inc., respectively. From November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. He had been employed continuously by Altria Group, Inc. and its subsidiaries (including PMI) in various capacities since 1978. Mr. Camilleri was appointed to the Board of Directors of América Móvil, S.A.B. de C.V. in April 2011, and previously served on the Board of Telmex International SAB from December 2009. Mr. Camilleri was President and CEO of Kraft Foods International in 1995 and then he was a director of Kraft Foods Inc. (“Kraft”) from March 2001 to December 2007 and was Kraft’s Chairman from September 2002 to March 2007. Mr. Camilleri received a degree in Economics and Business Administration from HEC Lausanne, the Faculty of Business & Economics of the University of Lausanne (Switzerland).

Piero Ferrari. Mr. Piero Ferrari is Vice Chairman and Non-Executive Director of Ferrari N.V. and he has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is board member and Vice President of Ferretti Group and a board member and Vice President of CRN Ancona (Ferretti Group). He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2001 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of Cavaliere del Lavoro.
Sergio Duca. Mr. Duca is Senior Non-Executive Director and Chairman of the Board of Directors of Ferrari N.V. Mr. Duca is the Chairman of the Board of Statutory Auditors of Enel S.p.A. since April 2010 and member of the Statutory Auditors of BasicNet S.p.A. since 2017. He is also a director of Tofaş Türk Otomobil Fabrikası Anonim Şirketi and member of the corporate governance committee, risk management committee and audit committee of the board of directors of Tofaş Türk Otomobil Fabrikası Anonim Şirketi. He also serves as chairman of the board of auditors of the Fondazione per la Scuola of Compagnia di San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as Chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.
Delphine Arnault. Born on April 4th 1975, Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a main board director of LVMH Moët Hennessy Louis Vuitton SA since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé in 2008. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011, Christian Dior SE in April 2012 and 21st Century Fox in June 2013. Delphine Arnault has served as a director of Havas since May 2013.
Giuseppina Capaldo. Ms. Capaldo is Full Professor of Private Law, at “La Sapienza” University of Rome. She is an independent member of the Board of Directors of Salini Impregilo S.p.A. (2012-present) and TIM S.p.A. (2018-present). She was an independent member of the Board of Directors of Exor S.p.A. from 2012 to 2015, Credito Fondiario S.p.A. (2014-2017) and Banca Monte dei Paschi di Siena S.p.A (December 2017-2018). She was a member of the Board of Directors of Ariscom S.p.A. (an Italian insurance company) from 2012-2015 and A.D.I.R. - Assicurazioni di Roma (2006-2010). She collaborated with the Macchi di Cellere Gangemi law firm in the Banking and Finance, Corporate and M&A sectors (2004-2007). She has been Deputy Rector for Resource Planning and Assets (since 2014) at La Sapienza University; Director of LLM “Financial Markets Law” (since 2009). Previously, she served as Deputy Rector for Strategic Planning (2008-2014); Head of Department of “Law and Business” (2007-2013); and Director of PhD “Contract Law and Business” (2007-2011). Ms. Capaldo has a degree in Economics and a degree in Law from “La Sapienza” University of Rome, has been a licensed certified public accountant since 1992 and is listed in the Register of Independent Auditors (since 1999). In addition, Ms. Capaldo has been qualified to practice law in Italy since 2003. She authored several publications in the areas of contract law, insurance law, financial law and market legal theory.

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
Lapo Elkann. Mr. Lapo Edovard Elkann is Chairman and Founder of Italia Independent Group and of Garage Italia Customs. Born in New York in 1977, after studying in France and England and gaining experience as assistant to Henry Kissinger, Lapo emerged as Worldwide Brand Promotion Director for Fiat Group where he successfully carried out several projects in below-the-line marketing and participated in the relaunch of the Fiat 500. In 2007 he undertook the entrepreneurial path founding the lifestyle brand “Italia Independent”, the creative factory “Independent Ideas” and the Holding “Italia Independent Group”, which was listed on the Italian Stock Exchange in June 2013. In 2011 he started a collaboration with Ferrari to create the Tailor Made Unit. In March 2015 he founded Garage Italia Customs, a customization service for the motion industry. In July 2013 he was inducted in the Automotive Hall of Fame, the American institution dedicated to preserving and celebrating outstanding automotive achievement. Lapo Elkann also serves on the board of directors of Pinacoteca Giovanni e Marella Agnelli. Mr. Lapo Elkann is the brother of Mr. John Elkann (Chairman of the Company and Non-Executive Director).

Amedeo Felisa. Mr. Felisa currently serves as Chairman and CEO of Atop S.p.A. Mr Felisa has been the CEO of Ferrari S.p.A. from 2008 until June 2016. From 2006 to 2008 he served as general manager and deputy general manager of Ferrari. From 1996 to 2004 he was the general manager of the GT department, coordinating the product development, powertrains and vehicle departments of both Ferrari and Maserati with respect to the market positioning of the two brands. In the 1990s, as a technical senior vice president of Ferrari, Mr. Felisa oversaw the planning, coordination and management of the entire technical department, including defining new business model plans, supervising the development of both innovation and products and managing the product development teams, including ensuring employee growth. Prior to joining Ferrari, he was a product development team leader at Alfa Romeo S.p.A.. Mr. Felisa holds a degree in mechanic engineering from the Milan Politecnico.
Maria Patrizia Grieco. Mrs. Maria Patrizia Grieco has been the Chairman of the board of directors of Enel since May 2014. After graduating in law at the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager to re-organize and reposition the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013, she was Chief Executive Officer of Olivetti, where she also held the role of Chairman from 2011. She has been a director of Fiat Industrial and CIR and she is currently on the boards of Anima Holding, Ferrari and Amplifon. Mrs. Grieco is also a member of the steering committee of Assonime and of the board of directors of Bocconi University. Maria Patrizia Grieco was appointed Chairman of the Italian Corporate Governance Committee in 2017. The purpose of the Committee is the promotion of good corporate governance practices of Italian listed companies.
Adam Keswick. Mr. Keswick first joined the Jardine Matheson Group in 2001 before being appointed to the Board of Jardine Matheson in 2007. He was Deputy Managing Director of Jardine Matheson from 2012 to 2016, and became chairman of Matheson & Co. in August 2016. Mr. Keswick is also deputy chairman of Jardine Lloyd Thompson and a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also vice chairman of the supervisory board of Rothschild & Co.
Elena Zambon. Ms. Zambon is President of Zambon S.p.A., a multinational pharmaceutical company founded in Vicenza in 1906, Vice President of ZaCh — Zambon Chemicals and member of the Board of Zambon Company S.p.A., holding company of the group. Ms. Zambon is the founder of Secofind, the multi-family office of the Zambon family, and President of the Foundation Zoé — Zambon Open Education. Ms. Zambon is a member of the Board of Unicredit and a member of the Board of IIT — Istituto Italiano di Tecnologia (Italian Institute of Technology). Furthermore, Ms. Zambon is President of AIdAF, the Italian Association of Family Businesses, Board Member of FBN, Family Business Network, and Vice President of Aspen Institute Italia. In June 2014 she was nominated “Cavaliere del Lavoro” by the President of the Italian Republic and has received the award “Imprenditore Olivettiano 2010” and “Marisa Belisario 2010”, annually assigned to women who have distinguished themselves in the business world. From 1989 to 1994, Ms. Zambon worked for Citibank. Ms. Zambon was born in Vicenza in 1964, and received a bachelor degree in Business Administration at the University “Bocconi” in Milan.

Senior Management Team
On certain key industrial matters, the CEO is supported by the Senior Management Team (the “SMT”), which is responsible for reviewing the operating performance of the business, collaborating on certain operational matters, supporting the Chief Executive Officer with his tasks, and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily as it relates to the operational management. Set forth below are the names, year of birth and position of each of the members of the SMT of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
Louis C. Camilleri	1955	Chief Executive Officer and Executive Director
Antonio Picca Piccon	1964	Chief Financial Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Mattia Binotto	1969	Scuderia Ferrari Team Principal
Nicola Boari	1970	Chief Brand Diversification Officer
Carlo Daneo	1968	General Counsel
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Flavio Manzoni	1965	Head of Design
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Biographies for the members of the SMT of Ferrari are included below:
Louis C. Camilleri. See above.
Antonio Picca Piccon. Mr. Picca Piccon was appointed as our Chief Financial Officer in July 2018. Before joining Ferrari, he held the position of CFO in Ariston Thermo Group, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and Fiat Chrysler Automobiles, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (now FCA Bank) and Group Treasurer and Head of Financial Services for FCA. He started his career in banking, in various positions within Sanpaolo IMI group. He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Mr. Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.
Michele Antoniazzi. Mr. Michele Antoniazzi was appointed Chief Human Resources Officer in April 2016. Before joining Ferrari, he held several senior roles in Magneti Marelli, becoming the Human Resources Director of the Automotive Lighting business line in 2012. Prior to that experience he was the Human Resources Director of the Suspension Systems business line from 2009 to 2012 and the Head of Organizational Development for the Sector Magneti Marelli from 2006 to 2012. He graduated from the University of Padova with a degree in Industrial and Organizational Psychology.
Mattia Binotto. Mr. Binotto was appointed as Scuderia Ferrari Team Principal on January 7, 2019. Having graduated in Mechanical Engineering from the Lausanne Polytechnic in 1994, he then obtained a Masters in Motor Vehicle Engineering in Modena. In 1995, he joined the Scuderia Ferrari test team as a Test Engine Engineer. In 1997 he has been appointed Race Engine Engineer (including Michael Schumacher’s engines). In 2004, he became Head of Race Engine Engineer. In 2007 Mr. Binotto took on the role of Chief Engineer, race and assembly, moving on in 2009 to Head of Engine and KERS Operations. Having been appointed Deputy Director, Engine and Electronics in October 2013, Mr. Binotto subsequently took on the role of Chief Operating Officer, Power Unit. On July 27, 2016, he has been appointed Chief Technical Officer of Scuderia Ferrari.

Nicola Boari. Mr. Boari was appointed as our Chief Brand Diversification Officer in September 2018. Previously he was Head of Product Marketing and Market Intelligence of Ferrari since March 2010. Prior to joining Ferrari he worked at Indesit Company from 2004 to 2010, where he held various positions including product marketing director, responsible for product development for all product lines. From 1998 to 2004 he was a manager with the Boston Consulting Group. Mr. Boari holds a master in finance and economics from the London School of Economics and a PhD in economics from the University of Ancona, as well as a degree in finance and economics from the University of Bologna.
Carlo Daneo. Mr. Daneo was appointed as our General Counsel in July 2015, as a member of the Board of Directors of Ferrari North America Inc. in February 2017, as a member of the Supervisory Body of Ferrari S.p.A. in August 2015 and Data Protection Officer of the Ferrari Group in February 2018. Prior to joining Ferrari, he held several senior positions in the Fiat Chrysler Automobiles (FCA) legal area, including the role of Senior Vice President and Legal Counsel in Finance and Financial Services of FCA from 2008 until 2015 and the role of General Counsel in Fiat Chrysler Finance S.p.A. (previously Fiat Finance S.p.A.) from 2003 to 2015. He started his career in 1995 with a work experience at the United Nations at the International Trade Center Unctad/WTO in Geneva and since 1996 in the legal profession in law firms with experience in the Corporate, Finance and Capital Markets areas in primary international law firms in Italy and abroad until 2013. He graduated in Law at the University of Turin, did a master’s degree organized by the University Institute of European Studies in international law at the International Labour Organization of Turin and obtained the title of Lawyer.
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
Flavio Manzoni. Mr. Manzoni was appointed as our Head of Design in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Volkswagen, Skoda, Bentley and Bugatti recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a thesis in industrial design from the University of Florence.
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

B. Compensation

Introduction
The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive directors and non-executive directors of the Company, and members of the SMT. In addition, the following section provides the remuneration paid to these individuals for the year ended December 31, 2018. The form and amount of compensation received by the directors of Ferrari for the year ended December 31, 2018 was determined in accordance with the remuneration policy. Ferrari aims to provide its stakeholders with a high level of disclosure in order to strengthen the trust they and the market place in Ferrari, and provide them with the tools to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our Shareholders’ approval when necessary.
The remuneration policy is approved by our shareholders and is published on our corporate website.
Remuneration principles
The main goal of Ferrari’s remuneration policy is to develop a system which consistently supports the business strategy and value creation for all shareholders, establishing a compensation structure that allows us to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values, as outlined below.
The main principles of Ferrari’s remuneration policy are outlined in the chart below.
Overview of remuneration elements
The structure of the remuneration applicable to our executive directors, non-executive directors and SMT members under the Ferrari remuneration policy consists of some or all of the following elements: fixed remuneration, short-term incentives, long-term incentives and non-monetary benefits. The purpose and features of the different elements of our remuneration structure are outlined in the table below:

Component	Purpose	Terms and Conditions	Amounts
Remuneration Structure
- Attract, retain and motivate highly qualified executives to achieve challenging results
- Competitively position our compensation package compared to the compensation of comparable companies, mainly represented by the Peer Group as defined in “Long Term Incentives” below, and companies that compete for similar talent
- Reinforce our performance driven culture and meritocracy
Ferrari’s remuneration structure is organized as follows: - Fixed remuneration - Short-term incentives - Long-term incentives - Non-monetary benefits
- Offer a highly competitive compensation package compared to the Reference Market
- Reference Market: Roles with the same managerial complexity and responsibilities within comparable companies, including those represented by the Peer Group

Fixed Remuneration	Reward skills, contribution and experience required for the position held
- CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Market
- SMT Members: annual remuneration is based on the role assigned, in line with Reference Market offering for roles of similar responsibility and complexity

- CEO: €500,000 annually
- Non-Executive Directors: $75,000 annually
- SMT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource

Short-Term Incentive Plan	- Achieve the annual financial, operational and other targets and additional business priorities - Motivate and guide executives’ activities over the short-term period	2018 Short-term incentives targets: - Based on achievement of annually predetermined performance objectives - Annual financial, operational and other identified objectives	- CEO: The CEO compensation package for 2018 did not include short-term incentives - SMT Members: variable incentive percentage of fixed remuneration based on the position held

Long-Term Incentive Plan	- Align the behavior of executives critical to the business with shareholders’ interests - Motivate executives to achieve long-term strategic objectives - Enhance retention of key resources	- Equity awards to promote creation of value for the shareholders - PSUs and RSUs: vesting in installments - PSUs: 100% linked to Total Shareholder Return compared to Peer Group (defined below)
- CEO: Target pay-opportunity is 900% and maximum pay-opportunity is 1200% of base salary, in accordance with the long-term shareholder value creation and pay for performance principles of Ferrari’s remuneration policy
- SMT Members: variable incentive percentage of fixed remuneration based on the position held

Non-monetary Benefits	- Retain executives through a total reward approach - Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary fringe benefits such as personal use of aircraft, company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling

CEO pay-mix
In light of the foregoing considerations, our CEO’s compensation package is structured as follows:
As shown in the charts above, the CEO compensation package for 2018 did not include short-term incentives.
Our remuneration policy is aligned with Dutch law and the Dutch Corporate Governance Code.

2018 Remuneration of Executive Directors and SMT Members
The Board of Directors determines the compensation for our executive directors following the recommendation of the Compensation Committee and with reference to the remuneration policy. The compensation structure for executive directors and SMT members includes a fixed component and a variable component based on short and long-term performance. We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors and SMT members to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives. We establish target compensation levels using a market-based approach and we periodically benchmark our executive compensation program against peer companies and competitors, as well as monitor compensation levels and trends in the market.
On the basis of the remuneration policy objectives, compensation of executive directors and SMT members consists, inter alia, of the following elements discussed below. Only the long-term incentives element of variable compensation was applicable to Executive Directors in 2018.
Fixed component
The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors and SMT members is to attract and retain highly qualified senior executives. Our policy is to periodically benchmark comparable salaries paid to executives with similar experience by comparable companies.
Variable components
Executive directors and SMT members are also eligible to receive variable compensation subject to the achievement of pre-established financial and other identified performance targets. The short and long-term components of executive directors’ and SMT members’ variable remuneration are linked to predetermined, assessable targets in order to create long-term value for the shareholders.
Short-term incentives
The primary objective of our performance-based short-term variable cash-based incentives is to incentivize the executive directors and SMT members to focus on the business priorities for the current or next year. The 2018 short-term incentive plan was designed to motivate its beneficiaries to achieve challenging targets, by recognizing individual contributions to the Group’s results on an annual basis. The variable remuneration is linked to the achievement of short-term (i.e. annual) financial and other identified objectives.
To determine the executive directors’ annual performance bonus, the non-executive directors, upon proposal of the Compensation Committee:

•	approves the executive directors’ targets and maximum allowable bonuses;

•	selects the appropriate metrics and their weighting;

•	sets the stretch objectives;

•	considers any unusual items in a performance year to determine the appropriate measurement of achievement; and

•	approves the final bonus determination.
In addition, upon proposal of the Compensation Committee, the non-executive directors have authority to grant special bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on Ferrari’s results. The form of any such bonus (cash, common shares of Ferrari or options to purchase common shares) is determined by the non-executive directors from time to time.

Long-term incentives
We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the Chief Executive Officer of the Company to increasing shareholder value.

Equity Incentive Plan 2016-2020

Following the approval of the equity incentive plan 2016-2020 by the Board of Directors, upon the recommendation of the Compensation Committee, in March 2017, the Shareholders approved in April 2017 an award of 450 thousand performance share units (“PSUs”) to the former Chief Executive Officer, Mr. Marchionne under the Company’s equity incentive plan. In September 2018, Mr. Camilleri was appointed as Executive Director and the new Chief Executive Officer of Ferrari, becoming eligible (subject to the Shareholders’ approval at the next Annual General Meeting, which is currently expected to be held on April 12, 2019) for the current long-term incentive plan, which is comprised of a performance-based component represented by PSUs, equal to two thirds of the total share units granted, and a service-based component represented by restricted share units (“RSUs”) covering the remaining one third of share units granted. The original grant of PSUs to Mr. Marchionne, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020. Mr. Camilleri has been granted approximately 11 thousand PSUs and approximately 6 thousand RSUs equal to a pro-rata amount (starting from the date of appointment as CEO) of the above-mentioned plan and covering a three-year performance period from 2016 to 2018 (subject to the Shareholders’ approval at the next Annual General Meeting of Shareholders).

Subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”), the original PSUs granted to Mr. Marchionne vest in three equal tranches in 2019, 2020 and 2021, while the PSUs granted to Mr. Camilleri vest in 2019. The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The target amount of PSUs vest as follows based on the Company’s TSR ranking compared to an industry specific peer group of eight companies, including the Company, (“Peer Group”):

Ferrari TSR Ranking	% of Target Awards that Vest
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%

The defined Peer Group is as follows:

Ferrari	Brunello Cucinelli	Burberry	Ferragamo
Hermes	LVMH	Moncler	Richemont

The performance period for the PSUs commenced on January 1, 2016. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were granted to Mr. Marchionne in 2017 is €68.18 to €72.06 per share and the range of the provisional fair value of the PSUs that were granted to Mr. Camilleri in 2018 is €80.32 to €111.92.

The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to Mr. Marchionne in 2017	PSU Awards Granted to Mr. Camilleri in 2018
Grant date share price	€66.85	€113.70
Expected volatility	17.4%	16.7%
Dividend yield	1.2%	0.9%
Risk-free rate	0%	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

The RSUs granted to Mr. Camilleri will vest in 2019, subject to continued employment with the Company. The range of the provisional fair value of the RSUs granted is €110.76 to €112.99.

New Equity Incentive Plan 2019-2021

On February 26, 2019, the Board of Directors approved a new equity incentive plan. This new plan is consistent with the Company’s business plan presented at Capital Markets Day in September 2018. Under the new equity incentive plan 2019-2021, a combination of PSUs and RSUs, which each represent the right to receive one Ferrari common share, will be awarded to the Chairman and the Chief Executive Officer of the Company (subject to the Shareholders’ approval at the next Annual General Meeting, which is currently expected to be held on April 12, 2019), as well as to members of the SMT and other key members of the Group.

Other benefits
Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.

CEO severance

We offer customary perquisites to our CEO. If the Company terminates his services for reasons other than for cause (as defined) or if he terminates his services for good reason (as defined), the Company will pay the CEO an amount equal to his annual base salary, in the amount received for the last fiscal year prior to termination of his services (the “Severance”). If within twenty-four months following a change of control (as defined), the CEO’s services are terminated by the Company (other than for cause), or are terminated by the CEO for good reason, the CEO is entitled to receive the Severance and accelerated vesting of awards under his long-term incentive plan.

Internal pay ratios

In line with the Dutch Corporate Governance Code, internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. The ratio between the CEO’s annual fixed remuneration and the average fixed remuneration for an employee was 16 to 1 for the 2018 financial year.
The methodology applied to calculate the above ratio only takes the fixed remuneration component and not the variable components of compensation for two reasons. First, the overall compensation package (including fixed and variable components) depends on the results achieved. Therefore, poor performance would imply low or null variable remuneration, thereby reducing the CEO’s pay ratio, with less efficient performance resulting in a lower ratio, which may wrongly signal a virtuous development. Secondly, we exclude variable compensation to ensure comparability of the ratio over time, and avoid the ratio being skewed in different periods by the vesting features of the plan. The development of this ratio will be monitored and disclosed going forward.
Recoupment of incentive compensation (claw back policy)
The long-term incentive plans include a claw back clause, which allows the Company to claim the refund of part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).
In particular, if a Recovery Event occurs within 2 years after the payment of cash or delivery of any shares in respect of the PSUs or RSUs, a participant will be required to repay the net amount received, as determined by the Board of Directors in its discretion.

Stock ownership
In 2018 the Board of Directors determined stock ownership guidelines applicable to Ferrari’s directors and certain employees, recognizing the critical role that stock ownership has in aligning the interests, in particular, of Ferrari’s Chief Executive Officer, SMT members and senior leaders and key employees with those of the shareholders. As of the end of the 2018 financial year, covered employees should own Ferrari common shares in the following minimum amounts (as multiple of net base salary):

Incumbent	Share Ownership Guideline
Chief Executive Officer	6 times net base salary
Other SMT Members	2 times net base salary
Other senior leaders and key employees	1 times net base salary
The above listed covered employees are required to achieve the applicable ownership threshold within 5 years, through acquisitions of Ferrari common shares as a result of the vesting of PSUs or RSUs until the required ownership level has been met, excluding any shares sold to pay taxes in connection with the granting of those shares.
Scenario analysis
On an annual basis, the non-executive directors, upon proposal of the Compensation Committee, examined the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our CEO (scenario analysis). To date, the non-executive directors believe the remuneration policy has proven effective in terms of establishing a correlation between Ferrari’s strategic goals and the chosen performance criteria, as the main key performance criteria of our CEO’s long-term incentive plan (i.e. the Total Shareholder Return), which represents a significant part of the CEO compensation package, supports both Ferrari’s business strategy and value creation for our shareholders.
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
The current annual remuneration for the non-executive directors (which was approved at the Annual General Meeting of Shareholders’ of the Company, held on April 13, 2018) is:

•	$75,000 for each non-executive director.

•	An additional $10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman.

•
An additional $5,000 for each member of the Compensation Committee and the Governance and Sustainability Committee, and $15,000 for the Compensation Committee Chairman and the Governance and Sustainability Committee Chairman.

•	An additional $25,000 for the senior non-executive director.
All remuneration of the non-executive directors is paid in cash.

Implementation of Remuneration Policy in 2018
Directors’ Compensation
The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2018 from Ferrari and its subsidiaries.

Name	Office held	In office from/to	Annual fee (€)	Other compensation (€)	Total(5)
John Elkann	Chairman and Non-Executive Director	01/01/18 - 12/31/18(1)	79,554	13,025(2)	92,579
Louis C. Camilleri	Chief Executive Officer and Executive Director	01/01/18 - 12/31/18(3)	270,412	—	270,412
Piero Ferrari	Vice Chairman and Non-Executive Director	01/01/18 - 12/31/18	68,149	12,397(2)	80,546
Sergio Duca	Non-Executive Director	01/01/18 - 12/31/18(4)	94,890	—	94,890
Delphine Arnault	Non-Executive Director	01/01/18 - 12/31/18	63,889	—	63,889
Giuseppina Capaldo	Non-Executive Director	01/01/18 - 12/31/18	73,781	—	73,781
Eddy Cue	Non-Executive Director	01/01/18 - 12/31/18	68,149	—	68,149
Lapo Elkann	Non-Executive Director	01/01/18 - 12/31/18	63,889	—	63,889
Amedeo Felisa	Non-Executive Director	01/01/18 - 12/31/18	63,889	—	63,889
Maria Patrizia Grieco	Non-Executive Director	01/01/18 - 12/31/18	72,408	—	72,408
Adam Keswick	Non-Executive Director	01/01/18 - 12/31/18	63,889	—	63,889
Elena Zambon	Non-Executive Director	01/01/18 - 12/31/18	72,030	—	72,030

(1)	From 01/01/2018 to 07/21/2018: Vice Chairman and Non-Executive Director. From 07/21/2018 to 12/31/2018: Chairman and Non-Executive Director.

(2)	Relate to car benefits provided to Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.

(3)	From 01/01/2018 to 07/21/2018: Senior Non-Executive Director. From 09/07/2018 to 12/31/2018: Chief Executive Officer and Executive Director.

(4)	From 07/21/2018 to 12/31/2018: Senior Non-Executive Director.

(5)	Certain amounts have been translated from U.S. Dollars to Euro.

Mr. Marchionne was Chairman of the Company, Chief Executive Officer and executive Director from January 1, 2018 to July 21, 2018. He did not receive any compensation for such positions in 2018. For information on Mr. Marchionne’s awards under the Ferrari long-term incentive plan, see “—Share-Based Compensation of Executive Directors” below.

Share-Based Compensation of Executive Directors

The following table gives an overview of the awards granted to the Chief Executive Officer in 2018 under the equity incentive plan.

Name	Grant Date	Vesting Date	Fair Value on Grant Date	Awards Granted	Awards Vested
Louis C. Camilleri	September 12, 2018	2019	€80.32 - €112.99	17,108	—
The above awards relate to approximately 11 thousand PSUs and approximately 6 thousand RSUs awarded to the CEO (subject to the Shareholders’ approval at the next Annual General Meeting, which is currently expected to be held on April 12, 2019) under the equity incentive plan, which are equal to a pro-rata amount of the plan originally approved by the Shareholders on April 14, 2017 . The PSU awards vest in 2019, subject to the achievement of a market performance condition related to Total Shareholder Return. The RSU awards vest ratably in 2019, subject to the beneficiary being continuously and actively employed by the Company. At December 31, 2018 none of the PSU or RSU awards had vested.
The former Chairman and Chief Executive Officer of the Company, Mr. Marchionne, was the beneficiary of PSU awards under the Company’s equity incentive plan. Under the terms and conditions of the applicable award agreement, such PSUs remain outstanding following Mr. Marchionne’s death in July 2018 for the benefit of his heirs, and are eligible to be earned based on the actual performance of the Company and in accordance with the other terms and conditions of the award agreement. The table here below provides an overview of the above mentioned share plan:

Name	Grant Date	Vesting Date	Fair Value on Grant Date	Awards Granted	Awards Vested
Sergio Marchionne	April 14, 2017	2019 / 2020 / 2021	€68.18 - €72.06	450,000	—
The total cost recognized in 2018 for share-based compensation of Executive Directors amounted to approximately €16.0 million, of which €1.1 million related to Mr. Camilleri and €14.9 million related to Mr. Marchionne (including an acceleration of the costs relating to the grants made to the former Chairman and Chief Executive Officer under the equity incentive plan).
Compensation of the members of the SMT
The compensation paid to or accrued during the year ended December 31, 2018 by Ferrari and its subsidiaries to the members of the SMT (excluding the CEO) amounted to €16.7 million in aggregate, including €3.8 million for short-term incentives and €2.8 million for share-based compensation in relation to PSUs and RSUs granted under the equity incentive plan for the performance period covering 2016, 2017 and 2018. The PSU and RSU awards vest in three equal tranches in 2019, 2020 and 2021, subject to continued employment and, for the PSU awards, the achievement of a market performance condition related to Total Shareholder Return, according to the following scheme:

Ferrari TSR Ranking	% of Target Awards that Vest
1	150%
2	120%
3	100%

At December 31, 2018 none of the PSU or RSU awards had vested.

Director and Officer Overlaps
There are overlaps among the directors and officers of FCA and our directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. John Elkann our Chairman, is also the Chairman of FCA and the Chairman and Chief Executive Officer of Exor. At February 15, 2019, Exor held approximately 23.7 percent of our outstanding common shares and approximately 33.6 percent of the voting power in the Company, while it holds approximately 29.0 percent of the outstanding common shares and 42.1 percent of the voting power in FCA, based on SEC filings. See “Item 3.D.—Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with FCA and Exor and its related companies.”

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
The Compensation Committee and a Governance and Sustainability Committee were established by the Board of Directors effective as of January 3, 2016. The functions that these committees perform and their powers and responsibilities are determined by the Board of Directors from time to time in light of our size and structure and the provisions of the Code.

The Audit Committee consists of the following members:

Name	Position
Sergio Duca	Chairperson
Giuseppina Capaldo	Member
Maria Patrizia Grieco	Member
Pursuant to the charter of the Audit Committee, the function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of Ferrari’s financial statements, including any published interim reports; (ii) Ferrari’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) Ferrari’s compliance with legal and regulatory requirements; (v) Ferrari’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; (vii) the review and approval of related party transactions, and (viii) the implementation and effectiveness of the Company’s ethics and compliance program. The Audit Committee is comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

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
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairperson
Giuseppina Capaldo	Member
Sergio Duca	Member
Pursuant to the charter of the Governance and Sustainability Committee, the function of the Governance and Sustainability Committee is to assist the Board of Directors with respect to the determination of, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointment of executive and non-executive directors. The Governance and Sustainability Committee is comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at least half of whom must be independent within the meaning of the Code, elected by the Board of Directors.
The Compensation Committee consists of the following members:

Name	Position
Elena Zambon	Chairperson
Eddy Cue	Member
Piero Ferrari	Member
Pursuant to the charter of the Compensation Committee, the function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; and (iv) remuneration report. The Compensation Committee shall be comprised of at least three (3)

non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.

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
At December 31, 2018, we had a total of 3,851 employees, including 110 executives. Of these, approximately 3,647 were based at our Maranello facility, and approximately 204 in offices around the world (including 8 executives), mostly in North America and China.

	At December 31,
	2018	2017	2016
White collar employees	1,691	1,531	1,407
Italy	1,517	1,358	1,216
Rest of the world	174	173	191
Blue collar employees	2,050	1,757	1,751
Italy	2,047	1,754	1,748
Rest of the world	3	3	3
Executives	110	92	90
Total	3,851	3,380	3,248
Approximately 12 percent of the employees were trade union members in 2018. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement. Our other employees are covered by the collective bargaining agreement entered into by FCA and FIM-CISL, UILM-IUL, FISMIC, UGL and Associazione Quadri e Capi FIAT, which expired on December 31, 2018, and by a Ferrari Enterprise Bargaining Agreement signed on June 22, 2016 by Ferrari and FIM, UILM and FISMIC, which will expire on December 31, 2019. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €5,720 gross per year payable in three installments.
In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

E. Share Ownership
The number of Shares directly and indirectly owned by members of the Board of Directors and members of the SMT on February 15, 2019 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.1%	18,892,160	33.4%
John Elkann	15,375	(*)	—	—
Louis C. Camilleri	13,526	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
Adam Keswick	2,643	(*)	—	—
Elena Zambon	1,808	(*)	—	—
Lapo Elkann	1,753	(*)	—	—
(*) Common shares held represent less than 1% of our Common Shares outstanding as of February 15, 2019.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor is the largest shareholder of Ferrari through its approximately 23.7 percent shareholding interest in our outstanding common shares (as of February 15, 2019). See “Item 4.A. History and Development of the Company.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 33.6 percent (as of February 15, 2019). In addition, as of February 15, 2019, Mr. Piero Ferrari holds approximately 10.1 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.5 percent.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “—Shareholders’ Agreement”.
Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of that merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds 52.99 percent of its share capital, based on regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 20, 2019, were John Elkann, Jeroen Preller, Florence Hinnen, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia and Eduardo Teodorani-Fabbri.

Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 15, 2019:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	23.7%
Piero Ferrari (2)	18,894,295	10.1%
BlackRock, Inc.(3)	9,877,693	5.3%
T. Rowe Price Associates, Inc.(4)	6,762,433	3.6%
Other public shareholders	107,658,623	57.3%
(1) The percentages of share capital set out in this table are calculated as the ratio of (i) the aggregate number of outstanding common shares beneficially owned by the shareholder to (ii) the total number of outstanding common shares (net of treasury shares) of Ferrari. These percentages may slightly differ from the percentages of share capital included in the public register held by the AFM of all notifications made pursuant to the disclosure obligations under chapter 5.3 of the Dutch Act on financial supervision (Wet op het financieel toezicht; the “AFS”), inter alia, because any shares held in treasury by Ferrari are included in the relevant denominators for purposes of the AFS disclosure obligations.
(2) Each of Exor and Piero Ferrari participate in the loyalty voting program of Ferrari and therefore, as discussed above in this section, their voting power in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3) Based on filings with the SEC, BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 8,933,118 common shares.
(4) Based on filings with the SEC, T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940 and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 2,832,321 common shares.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 15, 2019, approximately 44.5 million Ferrari common shares, or 23.7 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,700 record holders had registered addresses in the United States.

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
Pre-emption right in favor of Exor and right of first offer of Piero Ferrari
In the event that Piero Ferrari intends to transfer (in whole or in part) his Ferrari common shares or receives a third party offer for the acquisition of all or part of his Ferrari common shares, Exor will have the right to purchase all (but not less than all) of the common shares Piero Ferrari intends to transfer on the terms of the original proposed transfer by Piero Ferrari or, in case the original proposed transfer was for no consideration, at market prices determined pursuant to the Shareholders’ Agreement.
In the event Exor intends to transfer (in whole or in part) its common shares to a third party, either solicited or unsolicited, Piero Ferrari will have the right to make a binding, unconditional and irrevocable all cash offer for the purchase of such common shares.
The foregoing will not apply in the case of transfers of Ferrari common shares: (i) by any party to the Shareholders’ Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Ferrari Articles of Association) of such party, (ii) by Exor, to any affiliate of G.A., to a successor in business of G.A. and to any affiliate of a successor in business of G.A., and (iii) by any party to the Shareholders’ Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari shall not apply in relation to, and Piero Ferrari shall be free and allowed to carry out, market sales to third parties of his Ferrari common shares which in the aggregate do not exceed, during the whole period of validity of the Shareholders’Agreement, 0.5 percent of the number of common shares owned by Piero Ferrari upon completion of the Separation.
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

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o., which are controlled by the FCA Group. The FCA Group is currently in the process of selling Magneti Marelli and the transaction is expected to be completed in the first half of 2019;

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
Dividend Policy
Subject to the approval by the Shareholders at the 2019 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 1.03 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 194 million.

We intend to return capital to holders of common shares over time through a sustainable dividend policy designed to provide adequate returns to shareholders, while supporting growth and protecting our creditworthiness in order to facilitate access to external funding. We intend to pay 30 percent of our annual net profit by way of dividend in the coming years; however, the actual level of dividends will be subject to our earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time of the dividend, including adjustments for income or costs that are significant in nature but expected to occur infrequently. For additional information on distribution of profits, refer to “Item 10B. Memorandum and Articles of Association”. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors.

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

For additional information on distribution of profits, refer to “Item 10.B. Memorandum and Articles of Association.”
In addition, we have announced the intention to carry out a share repurchase program. For additional information please refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

B. Significant Changes

Except otherwise disclosed within this Annual Report on Form 20-F, no significant change has occurred since the date of the Consolidated Financial Statements.

Item 9. The Offer and Listing
A. Offer and Listing Details
In the United States, our common shares are listed and traded on the NYSE (trading symbol “RACE”). Our common shares are also listed and traded on the MTA (trading symbol “RACE”).

B. Plan of Distribution
Not applicable.
C. Markets

See “—Offer and Listing Details” above.
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

The Ferrari Shares, Articles Of Association And Terms And Conditions Of The Special Voting Shares

Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 under the name FE New N.V., in contemplation of the Merger, and was renamed Ferrari N.V. effective as of January 3, 2016, upon effectiveness of the Merger. Its official seat (statutaire zetel) is in Amsterdam, the Netherlands, and its corporate address and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111. The Company’s object, set forth in Article 3.1 of the Articles of Association, is to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.
Since incorporation Ferrari has had, and it intends to continue to have, its place of effective management in Italy. It will therefore be a tax resident of Italy under both Italian tax law and Article 4 of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of a double taxation with respect to taxes on income and on capital of 1980.

Following is a summary of material information relating to the Ferrari common shares, including summaries of certain provisions of the Ferrari’s articles of association (the “Ferrari Articles of Association”), the terms and conditions in respect of the Ferrari special voting shares (the “Terms and Conditions”) and the applicable Dutch law provisions in effect at the date of this annual report. The summaries of the Ferrari Articles of Association and the Terms and Conditions as set forth in this annual report are qualified in their entirety by reference to the full text of the Ferrari Articles of Association, and Terms and Conditions.
Share Capital
The authorized share capital of Ferrari is seven million five hundred thousand Euro (€7,500,000), divided into three hundred seventy five million (375,000,000) Ferrari common shares, nominal value of one Euro cent (€0.01) per share and an equal number of special voting shares, nominal value of one Euro cent (€0.01) per share.
Upon incorporation on September 4, 2015, Ferrari’s issued share capital was €50,000, fully paid and divided into 5,000,000 common shares having a nominal value of €0.001 each.  In connection with the Merger, Ferrari issued 188,923,499 common shares and 56,497,618 special voting shares, and the 5,000,000 common shares previously outstanding were retired and held in treasury. In 2017, 30,375 shares of such treasury shares have been transferred to non-executive directors who elected to receive part of their compensation in the form of common shares in accordance with our former remuneration policy.
On February 9, 2018, Ferrari launched a share repurchase program for the repurchase of up to Euro 100 million in common shares. Such share repurchase was completed on November 27, 2018. As of December 31, 2018, Ferrari’s common shares held in treasury amounted to 6,002,843. As of the same date, the Company held in treasury 2.40 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the above-mentioned share repurchase program, refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. In addition, we have announced the intention to carry out a new share repurchase program. For additional information please refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

On February 26, 2019 the Board of Directors approved the issuance of 6,855,396 special voting shares with a nominal value of one Euro cent (€0.01) per share to be assigned to existing shareholders entitled to receive such special voting shares under the terms of the loyalty voting program.
A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enables Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time.
Ferrari common shares are registered shares represented by an entry in the share register of Ferrari. The Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, such share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange. A register of shareholders is maintained by Ferrari in the Netherlands and a branch register is maintained in the United States on Ferrari’s behalf by the Transfer Agent, which serves as branch registrar and transfer agent.
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
Ferrari’s directors serve on the Board of Directors for a term of approximately one year, such term ending on the day that the first annual general meeting of the shareholders is held in the following calendar year. Ferrari’s shareholders appoint the directors of the Board of Directors at a general meeting. Each director may be reappointed at any subsequent general meeting of shareholders. The general meeting of shareholders determines whether a director is an executive director or a non-executive director.

The Board of Directors is a one tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Ferrari (executive directors) and members not having such day-to-day responsibility (non-executive directors). The tasks of the executive and non-executive directors in a one-tier board such as Ferrari’s Board of Directors may be allocated under or pursuant to the Ferrari Articles of Association, provided that the general meeting has stipulated whether each such director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive directors or nominating directors for appointment. Tasks that are not allocated fall within the power of the Board of Directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of Ferrari (including supervision thereof in case of non-executive directors). The Board of Directors may determine that one or more directors can lawfully adopt board resolutions concerning matters belonging to his or their duties.
Ferrari has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the remuneration policy, the Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The Board of Directors must submit to the Annual General Meeting of Shareholders for its approval plans to award shares or the right to subscribe for shares. The policy was partially amended as approved by the Annual General Meeting of shareholders held on April 14, 2017 by introducing the principle that non-executive directors are paid in cash only and by introducing certain facilitations for the directors in the purchase or use of Company products. In addition the amended policy will provide for the Board of Directors to issue stock ownership guidelines applicable to directors and employees.
Ferrari shall not grant the directors any personal loans or guarantees.
Loyalty Voting Program
In connection with the Separation, Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA, Piero Ferrari and FCA shareholders holding FCA special voting shares prior to the Separation including Exor, in addition to Ferrari common shares.
As of February 15, 2019, Exor held approximately 33.6 percent of the voting power in the Company, Piero Ferrari held approximately 15.5 percent of the voting power in Ferrari and public shareholders held approximately 50.9 percent of the voting power in the Company. For more information on the Separation, see “Item 4.A. History and Development of the Company.”.

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
Withdrawal of Special Voting Shares
As described above, a holder of Qualifying Common Shares or Electing Common Shares may request that some or all of its Qualifying Common Shares or Electing Common Shares be de-registered from the Loyalty Register and if held outside the Regular Trading System, transfer such shares back to the Regular Trading System, which will allow such shareholder to freely trade its Ferrari common shares, as described below. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated with the Ferrari special voting shares which were issued and allocated in respect of such Qualifying Common Shares. Any such request would automatically trigger a mandatory transfer requirement pursuant to which the Ferrari special voting shares will be offered and transferred to Ferrari for no consideration in accordance with the Ferrari Articles of Association and the Terms and Conditions. Ferrari may continue to hold the special voting shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, Ferrari may withdraw and cancel the special voting shares, as a result of which the nominal value of such shares will be allocated to the special capital reserves of Ferrari. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying

Common Shares being deregistered from the Loyalty Register. No shareholder required to transfer special voting shares pursuant to the Terms and Conditions shall be entitled to any consideration for such special voting shares and each shareholder expressly waives any rights in that respect as a condition to participation in the loyalty voting program.
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
The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each.
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
The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period.

Repurchase of Shares
Upon agreement with the relevant Ferrari shareholder, Ferrari may acquire its own shares at any time for no consideration (om niet), or subject to certain provisions of Dutch law and the Ferrari Articles of Association for consideration, if: (i) Ferrari’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (ii) Ferrari would thereafter not hold a pledge over Ferrari common shares or together with subsidiaries hold Ferrari common shares with an aggregate nominal value exceeding 50 percent of the Ferrari’s issued share capital and (iii) the Board of Directors has been authorized to do so by the General Meeting.
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
Ferrari may, jointly with its subsidiaries, hold Ferrari shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of such Ferrari shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Ferrari shares held by Ferrari in excess of the amount permitted shall transfer to all members of the Board of Directors jointly at the end of the last day of such three year period. Each member of the Board of Directors shall be jointly and severally liable to compensate Ferrari for the value of the Ferrari shares at such time, with interest at the statutory rate thereon from such time. The term Ferrari shares in this paragraph shall include depositary receipts for shares and shares in respect of which Ferrari holds a right of pledge.
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
Annual Accounts and Independent Auditor
Ferrari’s financial year is the calendar year. Within four months after the end of each financial year, the Board of Directors will prepare the annual accounts, which must be accompanied by an annual report and an auditor’s report and will publish the accounts and annual report and will make those available for inspection at Ferrari’s corporate address. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the General Meeting at the annual general meeting of shareholders, at which meeting the members of the Board of Directors will be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditor’s report are made available through Ferrari’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.
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

Ferrari may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The Board of Directors may determine that other freely distributable distributions shall be made, in whole or in part, from Ferrari’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of Ferrari and provided further that the policy of Ferrari on additions to reserves and dividends is duly observed.
Holders of special voting shares will not receive any dividend in respect of the special voting shares. However Ferrari maintains a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. This allocation establishes a reserve for the amount that would otherwise be paid. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special dividend reserve or the partial or full release of such reserve requires a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.
Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the General Meeting, be distributed as dividends on the Ferrari common shares only. The General Meeting may resolve, on the proposal of the Board of Directors, to declare and distribute dividends in U.S. Dollars. The Board of Directors may decide, subject to the approval of the General Meeting and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares, or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the Ferrari Articles of Association or Dutch law will have to be repaid by the shareholders who knew or should have known, of such violation.
General Meetings and Voting Rights
Annual Meeting
An annual General Meeting must be held within six months from the end of Ferrari’s preceding financial year. The purpose of the annual General Meeting is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Board of Directors from liability for their management and supervision, and other proposals brought up for discussion by the Board of Directors.
General Meeting and Place of Meetings
Other General Meetings will be held if requested by the Board of Directors, the chairman of the Board of Directors, the chairperson or the chief executive officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10 percent of the issued share capital of the company (taking into account the relevant provisions of Dutch law, and the Ferrari Articles of Association and the applicable stock exchange regulations). General Meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.
Convocation Notice and Agenda
General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 15 days before the meeting or 42 days if shares of Ferrari or depositary receipts issued with cooperation of Ferrari have been admitted to trading on the MTA or another regulated market as referred to in Article 1:1 of the Dutch Financial Supervision Act. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the General Meeting must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Board of Directors at least 60 days before the day of the meeting.
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
Members of the Board of Directors have the right to attend a General Meeting. In these General Meetings they have an advisory role.
Voting Rights
Each Ferrari common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Ferrari Articles of Association prescribes a larger majority. Under Dutch law and/or the Ferrari Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Ferrari Articles of Association;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to authorize the Board of Directors to restrict or exclude shareholder rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to dissolve Ferrari.
Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by Dutch law or by the Ferrari Articles of Association on the rights of non-resident or foreign shareholders to hold or vote Ferrari common shares.
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

Amendments to the Ferrari Articles of Association, including Variation of Rights
A resolution of the General Meeting to amend the Ferrari Articles of Association or to wind up Ferrari may be approved only if proposed by the Board of Directors and must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such General Meeting.
The rights of shareholders may be changed only by amending the Ferrari Articles of Association in compliance with Dutch law.
Dissolution and Liquidation
The General Meeting may resolve to dissolve Ferrari, upon a proposal of the Board of Directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is present or represented at the meeting. In the event of dissolution, Ferrari will be liquidated in accordance with Dutch law and the Ferrari Articles of Association and the liquidation shall be arranged by the members of the Board of Directors, unless the General Meeting appoints other liquidators. During liquidation, the provisions of the Ferrari Articles of Association will remain in force as long as possible.

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

Consequently, Ferrari has reported in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017.
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
As a consequence of the above, special voting shares must be added to Ferrari common shares for the purposes of the above thresholds.

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
Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by, amongst others, companies whose official seat is in the Netherlands and whose securities are listed on a regulated market within the EU or in a non-EU country on a system similar to a regulated market.

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
Pursuant to the AFS and the Market Abuse Regulation (EU) No 596/2014 (the “Market Abuse Regulation”), each of the members of the Board of Directors and any other person discharging managerial responsibilities within Ferrari and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Ferrari and who has regular access to inside information relating, directly or indirectly, to Ferrari (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to Ferrari common shares, special voting shares or financial instruments, the value of which is (in part) determined by the value of Ferrari common shares or special voting shares.

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
The AFM must be forthwith notified of transactions effected in either Ferrari’s shares or financial instruments, the value of which is (in part) determined by the value of Ferrari’s shares, following the transaction date by means of a standard form. Notifications under the Market Abuse Regulation may however be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the AFS and the Market Abuse Regulation.
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
It is prohibited for any person to make use of inside information by conducting, effecting or attempting to conduct or effect a transaction in relevant financial instruments. In addition, it is prohibited for any person to pass on inside information relating to Ferrari or the trade in its securities to a third party or to recommend or induce, on the basis of inside information, any person to conduct a transaction in securities of Ferrari. Furthermore, it is prohibited for any person to manipulate or attempt to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the securities. The provisions of the Market Abuse Regulation concerning insider trading and manipulation of the market are self-executing and immediately applicable Italian law. Moreover, on October 2016 CONSOB started a process for the review (in light of the Market Abuse Regulation) of certain regulatory provisions contained in the Issuers’ Regulation no. 11971/1999.

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

In particular, the following main disclosure obligations provided for by the Legislative Decree no. 58/1998, or the Italian Financial Act, effective as of the date of this document shall apply to Ferrari, article 92 (equal treatment principle), article 114 (information to be provided to the public), article 114-bis (information to be provided to the market concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB) and article 180 and the following (relating to insider trading and market manipulation). In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends) shall apply to Ferrari.

Disclosure of Inside Information

Pursuant to the Market Abuse Regulation, Ferrari shall disclose to the public, without delay, any inside information which: (i) is of a precise nature, (ii) has not been made public, (iii) relates, directly or indirectly, to Ferrari or Ferrari’s common shares, and (iv) if it were made public, would be likely to have a significant effect on the prices of Ferrari’s common shares or on the price of related derivative financial instruments (the “Inside Information”).

In this regard, Inside Information shall be deemed to be of a precise nature if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or events on the prices of the financial instruments (i.e., Ferrari’s common shares) or the related derivative financial instruments.

The above disclosure requirement shall be complied with through the publication of a press release by Ferrari, in accordance with the modalities set forth under the Market Abuse Regulation, Dutch and Italian law, disclosing to the public the relevant Inside Information. The provisions of the MAR concerning the disclosure of inside information are self-executing and immediately applicable under Italian law.

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

Ferrari shall publish and transmit to CONSOB any information disseminated in any non EU-countries where Ferrari’s common shares are listed (i.e., the United States), if this information is significant for the purposes of the evaluation of Ferrari’s common shares listed on the MTA.

Insiders’ Register

Pursuant to the Market Abuse Regulation, Ferrari and its subsidiaries, as well as persons acting on their behalf or for their account, shall draw up, and keep promptly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. Ferrari shall provide such list to the competent authority at its request.

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
Election and Removal of Directors
The Ferrari Articles of Association provide that the Board of Directors shall be composed of three or more members.

Directors are appointed by a simple majority of the votes validly cast at a General Meeting. The General Meeting may at any time suspend or dismiss any director.

C. Material Contracts
For a discussion of our syndicated facility, and issuance of notes please see “Item 5.B. Liquidity and Capital Resources”. For a description of Ferrari’s equity incentive plan please see “”Item 6.B. Compensation”.

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
Material Netherlands Tax Consequences
This section describes solely the principal Dutch tax consequences of the acquisition, ownership and disposal of Ferrari common shares and, if applicable, Ferrari special voting shares by Non-Resident holders of such shares (as defined below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares. Tax matters are complex, and the tax consequences to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares will depend in part on such holder’s circumstances. Shareholders and any potential investor should consult their own tax advisors regarding the Dutch tax consequences of acquiring, owning and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares in their particular circumstances.
Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.
This section also assumes that the board shall control the conduct of the affairs of Ferrari and shall procure that Ferrari is organized such that Ferrari should be treated as solely resident of Italy for the application of the tax treaty as concluded between Italy and The Netherlands. A change in facts and circumstances based upon which Ferrari is no longer considered to be solely resident of Italy for the application of the mentioned treaty may invalidate the contents of this section, which will not be updated to reflect any such change.
This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this description is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.
Where in this Dutch taxation section reference is made to “a holder of Ferrari common shares and, if applicable, Ferrari special voting shares”, that concept includes, without limitation:

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
Please note that this summary does not describe the tax considerations for holders of Ferrari common shares and, if applicable Ferrari special voting shares who:

(i)
are individuals and derive benefits from Ferrari common shares and, if applicable Ferrari special voting shares that are a remuneration or deemed to be a remuneration in connection with past, present or future employment performed in The Netherlands or management activities and functions or membership of a management board (bestuurder) or a supervisory board (commissaris) of a Netherlands resident entity by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001); or

(ii)	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curacao or Sint Maarten.
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
Definitions
In this section, the following terms have the meaning defined below:

•	“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“EEA State”: a State that is party to the European Economic Area Agreement;

•	“Finance Act 2017”: Law No. 232 of December 11, 2016;

•	“Finance Act 2018”: Law No. 205 of December 27, 2017;

•	“Finance Act 2019”: Law No. 145 of December 30, 2018;

•	“IRES”: Italian corporate income tax;

•

•
“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented, or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace the Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;

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

Finance Act 2018 materially changed the tax regime applicable to dividends and capital gains from Qualified Holdings received or realized by Italian resident persons not engaged in business activity and by non-resident persons without a permanent establishment in Italy. This section only describes the tax regime applicable to (i) dividends paid out of profits that Ferrari has realized as of fiscal year 2018, and (ii) capital gains realized on common shares as of January 1, 2019.
Finance Act 2018 provides for an interim regime that applies to dividend distributions that are (i) paid out of profits realized by Ferrari until the fiscal year that was current on December 31, 2017 and (ii) declared before December 31, 2022 (dividends declared after this date are subject to the new tax regime enacted by Finance Act 2018 and described below in detail in this section). These dividend distributions would be subject to the old tax regime that applied before Finance Act 2018. In particular, Italian resident individuals holding a Qualified Holding not in connection with a business activity (i) would not be subject to a withholding tax on the distribution, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings, but (ii) would have to include in their taxable income:

–	40 percent of the amount of the dividends paid out of profits formed until the fiscal year that was current on December 31, 2007;

–	49.72 percent of the amount of the dividends paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016;

–	58.14 percent of the amount of the dividends paid out of profits formed in the fiscal year that was current on December 31, 2017.
The same interim regime for these dividend distributions should apply to Italian non-business partnerships (società semplici), regardless of whether they hold a Qualified Holding.
Article 1(4) of Ministerial Decree of May 26, 2017 sets forth a priority rule whereby dividends are first deemed to be paid out of profits earned by the distributing company until the fiscal year that was current on December 31, 2007, then out of profits earned until the fiscal year that was current on December 31, 2016 and finally out of profits of subsequent fiscal years.
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
As mentioned, this section only describes the tax regime applicable to dividends paid out of profits that Ferrari has realized as of fiscal year 2018.

The tax regime may vary as follows.
(A)    ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid from January 1, 2018 to Italian resident individuals who hold the Ferrari common shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (“risparmio gestito”) as defined in subparagraph (A)(ii) below are subject to 26 percent tax withheld at source in Italy. In this case, the holders are not required to report the dividends in their income tax returns.
Subject to certain conditions (including minimum holding period requirement) and limitations, dividends paid by Ferrari may be exempt from any income taxation (including from the 26 percent tax withheld at source) if the common shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth in Article 1(100-114) of Finance Act 2017 or, for those long-term savings accounts set up as of January 1, 2019, all the requirements set forth in Article 1(100-114) of Finance Act 2017 as amended by Article 1(211-215) of Finance Act 2019.

(ii)	Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime
Dividends paid from January 1, 2018 to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (“risparmio gestito”) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26 percent substitute tax. Even if there is not yet official guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the common shares held represent a Non-Qualified Holding.

(iii)	Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ferrari common shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14 percent of such dividends are included in the holder’s overall business income taxable in Italy.

(iv)
Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società semplici”, “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA). Only 58.14 percent of such dividends are included in the overall business income to be reported by the partnership if the partnership is a business partnership. If it is instead a non-business partnership (“società semplice”), based on a plain and conservative reading of the statute after Finance Act 2018, the partnership should include 100 percent of the dividends in its overall income to be reported.
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (“società per azioni”), partnerships limited by shares (“società in accomandita per azioni”), limited liability companies (“società a responsabilità limitata”) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5 percent of the dividends are included in the overall business income subject to IRES, unless the common shares in Ferrari are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.

For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).

(v)	Non-business entities referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment vehicles (“OICR”). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74 percent of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016). For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the common shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the common shares as eligible investment under Article 1(89) of Finance Act 2017 (as amended by Finance Act 2019) to the extent, however, that investment in the common shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10 percent of the gross asset value of the social security entity of the previous year.

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
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). Subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the common shares may be excluded from the taxable base of the 20 percent flat tax if the pension fund earmarks the common shares as eligible investment under Article 1(89)-(92) of Finance Act 2017 (as amended by Finance Act 2019) to the extent, however, that investment in the common shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10 percent of the gross asset value of the pension fund of the previous year.
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

(i)	Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. If the common shares are held by a non-resident Sole Proprietor through a permanent establishment in

Italy to which the common shares are effectively connected, only 58.14 percent of the dividends is included in the overall income subject to personal income tax.
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
As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty, provided that the non-resident person promptly submits proper documentation.

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
The domestic withholding tax rate on dividends is 11 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as Ferrari) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10 percent of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU (or “white listed” EEA) pension fund that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period.
Under Article 27-bis of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds common shares in Ferrari that represent an interest in the issued and outstanding capital of Ferrari of no less than 10 percent for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. The withholding exemption under Article 27-bis of Decree 600 may be denied by the Italian tax authorities in abusive situations pursuant to the Italian statutory general anti-abuse rule (Article 10-bis of Law No. 212 of July 27, 2000).
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

(iii)	U.S. holders (without permanent establishment in Italy) of Ferrari common shares and, if applicable, Ferrari special voting shares
If Ferrari is considered to be a tax resident of both Italy and the Netherlands, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between Italy and the Netherlands attributes the tax residency exclusively to Italy, Ferrari will be required to apply Italian dividend withholding tax on dividends distributed to U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares. However, certain U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares may qualify for full or partial relief from the Italian dividend withholding tax under the Convention between the Government of the United States of America and the Government of the Italian Republic for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999 (the “Italy-U.S. Treaty”). On the basis of Article 10 of the Italy-U.S. Treaty, qualifying U.S. individuals are entitled to a reduced Italian dividend withholding tax rate (i.e., 15 percent) and qualifying U.S. companies are entitled, under certain conditions, to a reduced Italian dividend withholding tax rate (either 5 percent or 15 percent depending on the circumstances). On the basis of Article 10(8) of the Italy-U:S. Treaty, qualified U.S. governmental entities are entitled, under certain conditions, to a full exemption from Italian dividend withholding tax.
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

(iii)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA
Amounts received by Italian resident non-business entities referred to in Article 73(1)(c) CITA and Italian non-business partnerships referred to in Article 5 CITA as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari not held in connection with a business activity are treated as dividends for tax purposes. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “Taxation of Dividends” above.

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
Amounts received by Italian pension funds governed by Article 17 of Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). The value of the common shares in Ferrari at the end of the same tax year should also be included in the net annual accrued yield. For a short description of a favorable regime available to pension funds, see subparagraph (A)(vii) of the subsection “Taxation of Dividends” above.
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

(i)	Italian resident individuals not engaged in business activity
Capital gains realized by Italian resident individuals upon transfer for consideration of the common shares (as well as of securities or rights whereby common shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26 percent substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:

a.
Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital gains realized on the common shares may be offset with capital losses carried forward pursuant to the aforesaid 4-year rule but in case of capital losses realized before June 30, 2014 only 76.92 percent of the capital losses can be used. Even there is not yet official guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.
Nondiscretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital gains realized on the common shares may be offset with capital losses carried forward pursuant to the aforesaid 4-year rule but in case of capital losses realized before June 30, 2014 only 76.92 percent of the capital losses can be used. Even there is not yet official guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.
Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Decreases in value of the managed assets may be carried forward and offset against and offset against any subsequent increase pursuant to the aforesaid 4-year rule but in case of decreases in value occurred before June 30, 2014 only 76.92 percent of such decreases can be used. Under this regime, the holder is not required to report capital gains in the annual income tax return. Even if there is not yet official guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the Common Shares held represent a Non-Qualified Holding.

Subject to certain conditions (including minimum holding period requirement) and limitations, capital gains on the common shares may be exempt from any income taxation (including from the 26 percent CGT) if the common shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth in Article 1(100-114) of Finance Act 2017 or, for those long-term savings accounts set up as of January 1, 2019, all the requirements set forth in Article 1(100-114) of Finance Act 2017 as amended by Article 1(211-215) of Finance Act 2019.

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
However, if the conditions under a. and b. of subparagraph (A)(iii) below are met, only 49.72 percent (58.14 percent in case of Sole Proprietors) of the capital gain must be included in the overall business income. Capital losses realized on common shares in Ferrari that meet the conditions under a. and b. of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).
For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.

(iii)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the common shares in Ferrari have been held for no less than three years and booked as non-current financial assets (immobilizzazioni finanziarie) in the last three financial statements.
However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if both the following requirements are met:

a.
The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

b.
The common shares in Ferrari have been booked as non-current financial assets in the first financial statements closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the common shares in Ferrari are deemed as non-current financial assets if they are not accounted as financial assets held for trading.

The law lays down certain additional conditions for the exemption to be available. Based on the assumption that Ferrari is a holding company, that its shares are listed on a regulated market, and that pursuant to Article 87(5) CITA its assets are predominantly composed of shareholdings in companies which satisfy the additional conditions set forth by Article 87 CITA in order to enjoy the participation exemption regime (i.e., the companies are not resident in a State with a preferential tax system pursuant to Article 47-bis CITA and carry on a business activity), these additional conditions should be met.
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
Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends (or advance dividend) received by the holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) CITA (i.e., the company is not resident in a State with a preferential tax system pursuant to Article 47-bis CITA and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards under Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000.00, the taxpayer must, under certain circumstances report the data and the information regarding the transaction to the Italian tax authorities.
Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as non-current financial assets, the holder must report the data and the information to the Italian tax authorities. Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.
For some types of companies and under certain conditions, capital gains on common shares in Ferrari are also included in the net value of production that is subject to IRAP.

(iv)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships (società semplici) referred to in Article 5 CITA
Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “Taxation of Dividends” above.

(v)	Pension funds and OICR (other than Real Estate AIF)
Capital gains on common shares in Ferrari held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). For a short description of a favorable regime available to pension funds, see subparagraph (A)(vii) of the subsection “Taxation of Dividends” above.
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
If the common shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the common shares are effectively connected, capital gains realized upon disposal of the common shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian Sole Proprietors, which is summarized under subparagraph (A)(ii) above.

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
QUALIFIED HOLDINGS. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity. However, the provisions of double tax treaties entered into by Italy may apply if more favorable.
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
Transfer of the Ferrari Shares upon Death or by Gift
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including the common shares and the special voting shares in Ferrari) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their corporate address or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.
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
As of January 1, 2017, assets and rights (i) segregated in a trust, or (ii) allocated to special funds by entering into a fiduciary contract, or (iii) encumbered by special purpose liens under Article 2645-ter of the Italian Civil Code, in favor of persons with severe disabilities are exempt from the Italian inheritance and gift tax, provided that all the conditions set out in Article 6 of Law No. 112 of June 22, 2016 are met. The exemption from Italian inheritance and gift tax also applies to the re-transfer of assets and rights if the death of the beneficiary occurs before the death of the settlor.
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
The stamp duty cannot exceed €14,000.00 per year for investors other than individuals.
Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy. Communications and reports sent to this type of investors are subject to the ordinary €2.00 stamp duty for each copy.

The taxable base of the stamp duty is the market value or - in the lack thereof - the nominal value or the redemption amount of any financial product.
Wealth Tax on Financial Products Held Abroad
Under Article 19 of Decree No. 201 of December 6, 2011, Italian resident individuals holding certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20 percent. The wealth tax applies on the market value at the end of the relevant year or - in the lack thereof - on the nominal value or the redemption value of such financial products held outside of Italian territory. Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

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

F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.

H. Documents on Display
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at http://www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Reports and other information concerning the business of Ferrari may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

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

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2018, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 49 percent of the Group’s turnover (51 percent in 2017).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2018, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 57 percent (62 percent in 2017) of the total currency risk from commercial activity. In 2018, the commercial activity exposed to the Euro/Pound Sterling exchange rate exceeded 10 percent (as in 2017) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Chinese Renminbi, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2018. It is the Group’s policy to use derivative financial instruments to hedge up to 90 percent of certain exposures to foreign currency exchange risk for up to twelve months.

•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, Mainland China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are converted into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

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

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2018, except for those arising on financial instruments measured at fair value, amounted to net losses of €13,293 thousand (net losses of €18,059 thousand and net gains €8,335 thousand for the years ended December 31, 2017 and 2016, respectively).

The impact of foreign currency exchange rate differences arising from financial services activities recognized under cost of sales, except for those arising on financial instruments measured at fair value, amounted to net gains of €58,808 thousand in 2016. Following the deconsolidation of FFS GmbH in November 2016, all of the Group’s financial services activities are conducted in the functional currency of the related financial services companies, therefore, such impact in 2018 and 2017 was nil.

Except as noted above, there have been no substantial changes in 2018 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2018 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €106,400 thousand (€45,439 thousand at December 31, 2017). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

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
Our most significant floating rate financial assets at December 31, 2018 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 37 percent of our gross debt bears floating rates of interest. At December 31, 2018, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €251 thousand on an annual basis (a decrease of €225 thousand at December 31, 2017). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting
We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ferrari N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2018 and 2017, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated February 26, 2019 expressed an unqualified opinion thereon.

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

/s/ EY S.p.A.

Milan, Italy

February 26, 2019

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
Item 16C. Principal Accountant Fees and Services
Ernst & Young S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2018 and 2017. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2018 and 2017, respectively:

	For the years ended December 31,
	2018	2017
	(€ thousands)
Audit fees	1,340	1,610
Tax fees	12	4
Audit-related fees	5	2
Total	1,357	1,616

“Audit Fees” are the aggregate fees earned by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by Ernst & Young Entities for professional services rendered for tax compliance, tax advice and tax planning. “Audit-related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On February 9, 2018, Ferrari announced the launch of a share repurchase program for the repurchase of up to Euro 100 million in common shares (the “2018 Repurchase Program”), implementing a resolution adopted on April 14, 2017 by Ferrari’s

Annual General Meeting of Shareholders ( the “2017 AGM”), which delegated to the Board of Directors authority to purchase common shares of Ferrari from time to time in the 18 months following the 2017 AGM, up to a maximum of 10% of Ferrari’s issued common shares as of the date of the 2017 AGM, at a price not more than 10% above or not more than 10% below the average of the closing price on the NYSE and/or MTA for the five business days prior to the date of the purchase. The repurchase authority, originally set to expire on October 13, 2018, was renewed by the resolution of Ferrari’s Annual General Meeting of Shareholders of April 13, 2018 (the “2018 AGM”), which extended the authorization to the Board of Directors until October 12, 2019    . The 2018 Repurchase Program was completed on November 27, 2018. As of December 31, 2018, Ferrari’s common shares held in treasury amounted to 6,002,843 and special voting shares held in treasury amounted to 4,744.
The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2018, which purchases were made under the 2018 Repurchase Program.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (€)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2018	—	—	—	—
Feb 1 to Feb 28, 2018	190,600	97.65	190,600	81,397,910
March 1 to March 31, 2018	117,256	97.60	117,256	69,943,724
April 1 to April 30, 2018	—	—	—	69,943,724
May 1 to May 31, 2018	—	—	—	69,943,724
June 1 to June 30, 2018	—	—	—	69,943,724
July 1 to July 31, 2018	—	—	—	69,943,724
Aug 1 to Aug 31, 2018	—	—	—	69,943,724
Sep 1 to Sep 30, 2018	—	—	—	69,943,724
Oct 1 to Oct 31, 2018	—	—	—	69,943,724
Nov 1 to Nov 30, 2018	725,362	96.41	725,362	11,574
Dec 1 to Dec 31, 2018	—	—	—	—
Total	1,033,218		1,033,218

(1)
On February 9, 2018, the Company announced the launch of the 2018 Repurchase Program, to repurchase up to €100 million in common shares. The 2018 Repurchase Program, authorized by the 2017 AGM. The authorization was initially granted for a period of 18 months from the date of such Annual General Meeting (therefore expiring on October 13, 2018) and was subsequently extended by the 2018 AGM until October 12, 2019. The 2018 Repurchase Program was completed on November 27, 2018.

(2)	Share repurchases made on the NYSE have been translated into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.

On December 28, 2018, Ferrari announced the launch of a new share repurchase program for the repurchase of up to Euro 150 million in common shares (the “2019 Repurchase Program”), authorized by the 2018 AGM, to start in January 2019 and end no later than June 27, 2019. The 2019 Repurchase Program represents the first tranche of a multi-year Euro 1.5 billion total share repurchase program previously announced at the 2018 Capital Markets Day, expected to be executed by 2022.

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

The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari has reported in 2018 regarding its application of the revised Dutch Corporate Governance Code over financial year 2017.

The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies, as well as certain ways in which our governance practices deviate from those suggested in the Dutch Code.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, a majority of our Board is “independent” under the NYSE definition (8 of the 12 members) and the Dutch Code (7 of the 12 members). We deviate from the Dutch Code’s best practice provision regarding the maximum number (one) of non-executive directors that may be not independent due to being affiliated with a shareholder holding more than 10% of the shares in Ferrari, or being a relative of such a person. Since our non-executive board member Mr. John Elkann also serves as chairman and chief executive officer of Exor, Mr John Elkann is affiliated with a shareholder holding more than 10% of the shares in the Company. Given the family ties between Mr. Lapo Elkann and Mr. John Elkann, the Company has two non-executive board members affiliated with a shareholder holding more than 10% of the shares in Ferrari. We believe however that this deviation from the Dutch Code is appropriate in light of the valuable contributions to the Board of Directors in light of Mr. John Elkann’s and Mr. Lapo Elkann’s knowledge of the automotive and luxury industries, as well as the Company’s business. Finally, pursuant to Dutch law, persons may not be appointed as non-executive directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size.

The NYSE requires that, when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report on Form 10-K) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. As a foreign private issuer we do not have to comply with this requirement. Dutch law does not require the Company to make such a determination.
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. All three of the current members of the Compensation Committee are independent under the NYSE rules and two of the members are independent under the Dutch Code. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board of Directors, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or Chairperson. Of the directors elected to serve on the Committee, at least half must be independent under the Dutch Code and no more than one may be an executive director. This is a deviation from the Dutch Code which recommends that only non-executive directors serve on board committees. Although we are not currently making use of this possibility, we allow for an executive Director to serve on the Governance and Sustainability Committee, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. The position of Mr. John Elkann,     being non-independent, in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee. These duties warrant participation of Mr. John Elkann, who brings valuable contributions to this committee in light of his knowledge of the automotive and luxury industries, as well as the Company’s business. Current composition of our Governance and Sustainability Committee comprises one non-independent non-executive director, who is the Chairperson, and two other directors who are considered independent under Dutch Corporate Governance Code. A majority of the members of the Governance and Sustainability Committee is independent under the Dutch Code and the NYSE rules.
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
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law, such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board of Directors, provided that the authority to grant equity rights has been delegated by the general meeting of shareholders to the Board of Directors. For equity compensation plans for members of the Board of Directors and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board of Directors, approval of the general meeting of shareholders is required.
While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Article 23 of our Articles of Association provides that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”
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
2.1
Trust Deed, dated March 16, 2016, between Ferrari N.V. and Citicorp Trustee Company Limited as trustee, relating to 1.5000% Notes due 16 March 2023 (incorporated by reference to Exhibit 2.1 to Form 20-F (File No. 001-37596) filed on March 3, 2017)

2.2
Trust Deed, dated November 16, 2017, between Ferrari N.V. and Citicorp Trustee Company Limited as trustee, relating to 0.250% Notes due 16 January 2021 (incorporated by reference to Exhibit 2.2 to Form 20-F (File No. 001-37596) filed on February 23, 2018)

4.1
Credit agreement, dated November 30, 2015, among Ferrari N.V., Ferrari S.p.A., Ferrari Financial Services, Inc., Ferrari Financial Services AG, Bank of America Merrill Lynch International Limited, as facility agent, and the lead arrangers and bookrunners named therein, relating to term loan and multicurrency revolving credit facilities in an aggregate amount of up to €2,500,000,000 (incorporated by reference to Exhibit 4.1 to Annual Report on Form 20-F (File No. 001-37596))

4.2	Ferrari N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed with the SEC on September 1, 2017, File No. 333-220298)
8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 26, 2019

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferrari N.V. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2019 expressed an unqualified opinion thereon.

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

/s/ EY S.p.A.

We have served as the Company’s auditor since 2015.

Milan, Italy

February 26, 2019

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2018, 2017 and 2016

		For the years ended December 31,
	Note	2018	2017	2016
		(€ thousand)
Net revenues	4	3,420,321	3,416,890	3,105,084
Cost of sales	5	1,622,905	1,650,860	1,579,690
Selling, general and administrative costs	6	327,341	329,065	295,242
Research and development costs	7	643,038	657,119	613,635
Other expenses, net	8	3,195	6,867	24,501
Result from investments	9	2,665	2,437	3,066
EBIT		826,507	775,416	595,082
Net financial expenses	10	23,563	29,260	27,729
Profit before taxes		802,944	746,156	567,353
Income tax expense	11	16,317	208,760	167,635
Net profit		786,627	537,396	399,718
Net profit attributable to:
Owners of the parent		784,678	535,393	398,762
Non-controlling interests	3	1,949	2,003	956
Basic earnings per common share (in €)	13	4.16	2.83	2.11
Diluted earnings per common share (in €)	13	4.14	2.82	2.11

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2018, 2017 and 2016

		For the years ended December 31,
	Note	2018	2017	2016
		(€ thousand)
Net profit		786,627	537,396	399,718
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	21	385	(730)	(1,448)
Related tax impact	21	(88)	203	(18)
Total items that will not be reclassified to the consolidated income statement in subsequent periods		297	(527)	(1,466)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments	21	(13,034)	34,971	51,086
Exchange differences on translating foreign operations	21	5,986	(15,346)	4,118
Related tax impact	21	3,608	(9,757)	(16,943)
Total items that may be reclassified to the consolidated income statement in subsequent periods		(3,440)	9,868	38,261
Total other comprehensive (loss)/income, net of tax		(3,143)	9,341	36,795
Total comprehensive income		783,484	546,737	436,513
Total comprehensive income attributable to:
Owners of the parent		781,585	545,071	435,691
Non-controlling interests		1,899	1,666	822
The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2018 and 2017

		At December 31,
	Note	2018	2017
		(€ thousand)
Assets
Goodwill	14	785,182	785,182
Intangible assets	15	645,797	440,456
Property, plant and equipment	16	850,550	710,260
Investments and other financial assets	17	32,134	30,038
Deferred tax assets	11	60,744	94,091
Total non-current assets		2,374,407	2,060,027
Inventories	18	391,064	393,765
Trade receivables	19	211,399	239,410
Receivables from financing activities	19	878,496	732,947
Current tax receivables	19	128,234	6,125
Other current assets	19	64,295	45,441
Current financial assets	20	10,174	15,683
Cash and cash equivalents		793,664	647,706
Total current assets		2,477,326	2,081,077
Total assets		4,851,733	4,141,104
Equity and liabilities
Equity attributable to owners of the parent		1,348,722	778,678
Non-controlling interests	3	5,117	5,258
Total equity	21	1,353,839	783,936

Employee benefits	23	86,575	84,159
Provisions	24	182,539	197,392
Deferred tax liabilities	11	39,142	10,977
Debt	25	1,927,167	1,806,181
Other liabilities	26	589,743	620,350
Other financial liabilities	20	11,342	1,444
Trade payables	27	653,751	607,505
Current tax payables		7,635	29,160
Total equity and liabilities		4,851,733	4,141,104

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2018, 2017 and 2016

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Cash and cash equivalents at beginning of the year	647,706	457,784	182,753
Cash flows from operating activities:
Profit before taxes	802,944	746,156	567,353
Amortization and depreciation	288,748	260,606	247,717
Provision accruals	15,573	13,473	82,418
Result from investments	(2,665)	(2,437)	(3,066)
Net finance costs	23,563	29,260	27,729
Other non-cash expenses/(income)	33,012	43,453	(38,465)
Net gains on disposal of property, plant and equipment and intangible assets	(283)	(2,585)	(2,652)
Change in inventories	(4,638)	(88,483)	(33,187)
Change in trade receivables	26,890	(1,745)	(88,847)
Change in trade payables	40,317	29,333	106,163
Change in receivables from financing activities	(107,353)	(44,123)	404,568
Change in other operating assets and liabilities	(83,013)	(72,803)	7,149
Finance income received	2,657	4,402	2,684
Finance costs paid	(13,966)	(36,222)	(22,239)
Income tax paid	(87,745)	(215,486)	(252,026)
Total	934,041	662,799	1,005,299
Cash flows used in investing activities:
Investments in property, plant and equipment	(300,794)	(188,904)	(175,647)
Investments in intangible assets	(337,542)	(202,506)	(166,340)
Proceeds from the sale of property, plant and equipment and intangible assets	1,392	3,663	2,931
Proceeds from exercising the Delta Topco option	—	8,307	—
Proceeds from the sale of a majority stake in FFS GmbH	—	—	18,595
Total	(636,944)	(379,440)	(320,461)
Cash flows used in financing activities:
Proceeds from securitizations, net of repayments	94,709	141,115	462,700
Net change in other bank borrowings	(3,584)	4,385	(211,832)
Net change in other debt	(7,988)	(8,280)	15,847
Proceeds from bonds	—	694,172	490,729
Repayment of Term Loan	—	(795,254)	(700,846)
Repayment of Bridge Loan	—	—	(500,000)
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	—	—	135,094
Dividends paid to owners of the parent	(133,095)	—	—
Cash distribution of reserves	—	(119,985)	(86,905)
Share repurchases	(100,093)	—	—
Dividends paid to non-controlling interest	(2,040)	(1,218)	(17,207)
Change in equity	—	—	1,384
Total	(152,091)	(85,065)	(411,036)
Translation exchange differences	952	(8,372)	1,229
Total change in cash and cash equivalents	145,958	189,922	275,031
Cash and cash equivalents at end of the year	793,664	647,706	457,784

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2018, 2017 and 2016

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2016	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	398,762	—	—	—	398,762	956	399,718
Other comprehensive income/(loss)	—	—	34,143	4,252	(1,466)	36,929	(134)	36,795
Cash distribution of reserves	—	(86,905)	—	—	—	(86,905)	—	(86,905)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,732)	(1,732)
Share-based compensation	—	1,110	—	—	—	1,110	—	1,110
Separation (1)	(1,274)	1,496	—	—	—	222	—	222
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	535,393	—	—	—	535,393	2,003	537,396
Other comprehensive income/(loss)	—	—	25,214	(15,009)	(527)	9,678	(337)	9,341
Cash distribution of reserves	—	(119,985)	—	—	—	(119,985)	—	(119,985)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,218)	(1,218)
Share-based compensation	—	28,597	—	—	—	28,597	—	28,597
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	784,678	—	—	—	784,678	1,949	786,627
Other comprehensive (loss)/income	—	—	(9,426)	6,036	297	(3,093)	(50)	(3,143)
Dividends to owners of the parent	—	(133,939)	—	—	—	(133,939)	—	(133,939)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,040)	(2,040)
Share repurchases	—	(100,093)	—	—	—	(100,093)	—	(100,093)
Share-based compensation	—	22,491	—	—	—	22,491	—	22,491
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
____________________________

(1)	Reflects the effects of the Separation.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

1. BACKGROUND AND BASIS OF PRESENTATION
Background
Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 167 authorized dealers operating 190 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 17 franchised stores (including 5 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sports and street cars.

Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
These consolidated financial statements of Ferrari N.V. were authorized for issuance on February 26, 2019.
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).
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
For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial and financial services activities. Receivables from financing activities are included in current assets as the investments will be realized in their normal operating cycle. The funding for financial services activities is obtained through securitization programs and funding from certain of the Group’s operating companies. This financial service structure within the Group does

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the debt is provided in Note 25.
The consolidated statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2018
The following new standards and amendments that are applicable from January 1, 2018 were adopted by the Group for the preparation of these Consolidated Financial Statements.
IFRS 15 - Revenue from Contracts with Customers
IFRS 15 applies to all revenues arising from contracts with customers (unless those contracts are in the scope of other standards) and replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and related interpretations. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The new standard establishes a five step model to recognize revenue in accordance with this core principle. The Group adopted IFRS 15 and related amendments using the modified retrospective approach with the cumulative effect of initial adoption (if any) recognized at the date of initial application of January 1, 2018. The Group analyzed each of its revenue streams by applying the five-step model and concluded that its accounting for revenue under IFRS 15 did not result in the recognition of a cumulative adjustment to opening retained earnings under the modified retrospective approach, nor did it have a material effect on the Group’s financial position or results of operations. The Group’s updated accounting policy for revenue recognition is provided further below.
IFRS 9 - Financial Instruments
The Group adopted IFRS 9 - Financial Instruments, which includes a logical approach for:

•	the classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held;

•	a single “expected loss” impairment model for financial assets, and

•	a substantially reformed approach for hedge accounting.
The Group analyzed each of its classes of financial assets, financial liabilities and derivative instruments and concluded that its accounting for financial instruments under IFRS 9 does not result in material changes compared to its accounting for financial instruments under IAS 39, therefore, there was no impact on the Group’s consolidated financial statements upon initial adoption of the standard and related amendments. The Group’s updated accounting policy for financial instruments is provided further below.
Amendments to IFRS 2 - Share-Based Payment
The Group adopted Amendments to IFRS 2 - Share-Based Payment. The amendments provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Group has applied the amendments to share-based payment transactions under the Group’s equity incentive plan that contains a net settlement feature for withholding tax obligations, resulting in such transactions being classified in their entirety as equity-settled. There were no other effects from the adoption of these amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration
The Group adopted IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration. The interpretation addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective on or after January 1, 2018. There was no effect from the adoption of this interpretation.
Annual Improvements to IFRSs 2014-2016 Cycle
The Group adopted Annual Improvements to IFRSs 2014-2016 Cycle. The improvements have amended two standards with effective date of January 1, 2018: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards and ii) IAS 28 - Investments in Associates and Joint Ventures. The amendments clarify, correct or remove redundant wording in the related IFRS Standards. There was no effect from the adoption of these amendments.
New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2019 or subsequent years are listed below:
IFRS 16 - Leases
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
The Group will apply IFRS 16 from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and not restate comparative amounts for the year prior to adoption. Upon adoption, right-of-use assets are measured at the amount of the related lease liabilities, adjusted for any prepaid or accrued lease expenses. The Group elected to use the exemptions permitted by the standard on lease contracts for which the lease terms ends within 12 months of the date of initial application, and lease contracts for which the underlying asset is of low value.
The main contracts of the Group within the scope of IFRS 16 relate to Ferrari stores and industrial equipment. As of January 1, 2019, after considering the exemptions mentioned above, the Group has non-cancellable operating lease commitments of approximately €72 million. Of these commitments, the Group expects to recognize right-of-use assets (after adjustments for prepayments and accrued lease payments recognized as at December 31, 2018) and related lease liabilities of €61 million. The Group expect no significant impact from the application of the new standard on net profit and cash flow from operating activities. Lease liabilities are measured at the present value of the fixed or in substance fixed lease payments over the lease term that have not been paid at the date of adoption. The lease term includes both the non-cancellable periods for which the Group has the right to use the underlying assets and also any renewal periods if the Group is reasonably certain to exercise the related renewal option. The discount rate was determined taking into consideration country risk, currency, lease term and the Group’s credit spread. Lease liabilities do not include any non-lease components that may be included in the related contracts.
The Group does not expect to recognize any deferred tax assets or liabilities in respect of temporary differences arising on initial recognition of right-of-use assets and lease liabilities as the recognition does not affect accounting profit or taxable profit. No significant impact is expected on the financial statements for i) the Group’s lease agreements previously classified as finance leases under IAS 17 and ii) the Group’s activities as lessor.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Other amendments and interpretations not yet effective
In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.
In June 2017 the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments which provides requirements regarding how to reflect uncertainties in accounting for income taxes. The interpretation is effective on or after January 1, 2019. The Group does not expect any material impact from the adoption of this interpretation.
In October 2017 the IASB issued Amendments to IFRS 9 - Financial Instruments that allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. The Group does not expect any impact from the adoption of these amendments.
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
In December 2017 the IASB issued Annual Improvements to IFRSs 2015 - 2017 Cycle, which has amendments to the following four Standards: IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation, IFRS 11- Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation, IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments and IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. The amendments are effective on or after January 1, 2019. The Group does not expect any material impact from the adoption of these amendments.
In February 2018 the IASB issued amendments to IAS 19 - Employee Benefits. When there is a change to a defined benefit plan (an amendment, curtailment or settlement) the amendments require that a company use the updated assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. These amendments are effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.
In October 2018 the IASB issued narrow scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. In addition to amending the definition of a business, supplementary guidance is provided. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In October 2018 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. In addition, the explanations accompanying the definition have been improved and the amendments ensure that the definition of material is consistent across all IFRS standards. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting
In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conception Framework for Financial Reporting.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2018		2017		2016
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1810	1.1450	1.1297	1.1993	1.1069	1.0541
Pound Sterling	0.8847	0.8945	0.8767	0.8872	0.8194	0.8562
Swiss Franc	1.1550	1.1269	1.1117	1.1702	1.0901	1.0739
Japanese Yen	130.3959	125.8500	126.7112	135.0100	120.2169	123.4000
Chinese Yuan	7.8081	7.8751	7.6290	7.8044	7.3519	7.3202
Australian Dollar	1.5797	1.6220	1.4732	1.5346	1.4883	1.4596
Canadian Dollar	1.5294	1.5605	1.4647	1.5039	1.4659	1.4188
Singapore Dollar	1.5926	1.5591	1.5588	1.6024	1.5275	1.5234
Hong Kong Dollar	9.2559	8.9675	8.8045	9.3720	8.5924	8.1751
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Financial instruments
Presentation
Current financial assets include trade receivables, receivables from financing activities, derivative financial instruments, other current financial assets and cash and cash equivalents.
Investments and other financial assets include investments accounted for using the equity method as well as other securities and non-current financial assets.
Financial liabilities include debt (which primarily includes bonds, securitizations and borrowings from banks), trade payables and other financial liabilities, which mainly include derivative financial instruments.
Measurement
Financial assets, other than investments accounted for using the equity method, and financial liabilities are measured in accordance with IFRS 9.
Except for investments accounted for using the equity method, the Group initially measures financial assets at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs.
Equity instruments held by the Group are recognized at fair value through profit or loss. When market prices are not directly available, the fair value is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date). As permitted by IFRS 9, equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value may be measured at cost as an estimate of fair value.
Trade receivables and receivables from financing activities are originated in the ordinary course of business and held within a business model with the objective to hold the receivables in order to collect contractual cash flows that meet the ‘solely payments of principal and interest’ criterion under IFRS 9, therefore they are measured at amortized cost using the effective interest rate method. Receivables with maturities greater than one year are discounted to present value. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments, the Group applies the standard simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment. If any such evidence exists, an impairment loss is recognized within financial expenses.
Financial liabilities, with the exception of derivative financial instruments, are measured at amortized cost using the effective interest rate method.
Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes only in order to reduce currency risks. Derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
All derivative financial instruments are measured at fair value.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:
Cash flow hedges - Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/expenses. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.
The Group does not use fair value hedges or hedges of a net investment.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately within financial expenses.
Transfers of financial assets
The Group sells certain of its receivables from financing activities under securitization programs. Securitization transactions involve the sale of a financial receivables portfolio to a special purpose vehicle, which in turn finances the purchase of such financial receivables by issuing asset-backed securities in the form of notes whose repayment of principal and interest depends on the cash flows generated by the related financial receivables. The receivables sold as part of securitization programs are still consolidated until collection from the customer.
The Group may also sell certain of its trade receivables through factoring transactions without recourse. The Group derecognizes the financial assets when, and only when, the contractual rights and risks to the cash flows arising from the related financial assets are no longer held or the Group has transferred the financial assets. In the case of a transfer of financial assets, if the Group transfers substantially all the risks and rewards of ownership of the financial assets, it derecognizes such assets and separately recognizes as assets or liabilities any rights and obligations created or retained in the transfer. On derecognition of financial assets, the difference between the carrying amount of the assets and the consideration received or receivable for the transfer of the assets is recognized within cost of sales in the consolidated income statement.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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
Share-based compensation
The Group has implemented an equity incentive plan that provides for the granting of share-based compensation to the Chief Executive Officer, all other members of the Senior Management Team (“SMT”) and key leaders. The equity incentive plan is accounted for in accordance with IFRS 2 - Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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
See “Use of estimates” below for further details.
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
Revenue recognition
Revenue is recognized when control over a product or service is transferred to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer and excludes any sales incentives as well as taxes collected from customers that are remitted to government authorities. The transaction price will include estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. The Group enters into contracts that may include both products and services, which are generally capable of being distinct and accounted for as separate performance obligations.
The Group generates revenue from the sale of cars, spare parts and engines as well as from sponsorship, commercial and brand activities. The Group accounts for a contract with a customer when there is a legally enforceable contract between the Group and the customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. Payments from customers are typically due within 30 and 40 days of invoicing.
The Group does not recognize any assets associated with the incremental costs of obtaining a contract with a customer that are expected to be recovered. The majority of revenue is recognized at a point-in-time or over a period of one year or less, and the Group applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would otherwise be recognized is one year or less.
Cars, spare parts and engines
The sales of cars, spare parts and engines have multiple performance obligations that include products, services, or a combination of products and services as contracts may include maintenance programs and extended warranties that are separately priced or not separately priced. Contracts may also include variable consideration for discounts such as sales incentives and performance based bonuses and product returns. The cost of incentives is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. Revenues recognized are limited to the amount of consideration the Group expects to receive. The Group allocates the transaction price to the performance obligations based on the stand alone selling prices (SSP) for each obligation. When the SSP does not exist, the Group estimates the SSP based on the adjusted market approach.
Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati. Revenues relating to the maintenance program or extended warranty are recognized over time as the maintenance program or extended warranty is provided. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.
Management has exercised judgment in determining performance obligations, variable consideration, allocation of transaction price and the timing of revenue recognition.
Sponsorship, commercial and brand activities
Revenues from sponsorship agreements are generally recognized ratably over the contract term as the customer benefits from the service throughout the service period. For sponsorship agreements that contain variable consideration based on performance of the racing team, the related revenues are estimated and recognized over the relevant period to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur, which is typically when it is considered highly probable that the related conditions associated with the variable consideration will be achieved.
Revenues from commercial activities primarily relate to the revenues from participating in the Formula 1 World Championship. The revenues attributable to each racing team are governed by a specific agreement and depend upon, among other factors, the prior year ranking of each of the racing teams. Revenues of the commercial activities are recognized ratably over the contract term.
Revenues from brand licensing agreements where the customer has a right to access the Group’s brands or the contract includes minimum guaranteed payments are recognized on a straight-line basis over the contract term. Licensing revenues in excess of the minimum guaranteed payments are recognized when the related conditions are satisfied. Revenues from sales-based licensing agreements are recognized when the sales occur.
Management has exercised judgment in determining variable consideration.
Other revenues
Interest income generated by our financial service activities from the provision of client and dealer financing is reported within revenues using the effective interest rate method and not within net financial income/expenses.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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
The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
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
Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2018, 2017 and 2016.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2018 and 2017 was as follows:

			At December 31, 2018		At December 31, 2017
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central East Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (1)	USA	Financial services	100%	—%	100%	—%
410, Park Display Inc. (2)	USA	Retail	100%	—%	100%	—%
_____________________________

(1)	Shareholding held by Ferrari Financial Services Inc.

(2)	Shareholding held by Ferrari North America Inc.

Ferrari Financial Services S.p.A., which at December 31, 2017 was a fully-owned indirect subsidiary, was merged into Ferrari S.p.A. effective May 31, 2018. As a consequence, Ferrari Financial Services Inc., previously a wholly-owned subsidiary of Ferrari Financial Services S.p.A., became a direct wholly-owned subsidiary of Ferrari S.p.A. effective May 31, 2018.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Non-controlling interests
The non-controlling interests at December 31, 2018 and 2017 and the net profit attributable to non-controlling interests for the years ended December 31, 2018, 2017 and 2016 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2018	2017
	(€ thousand)
Equity attributable to non-controlling interests	5,117	5,258

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Net profit attributable to non-controlling interests	1,949	2,003	956
The non-controlling interests in FICTS are not considered to be significant to the Group for the relevant periods.
Restrictions
The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2018 amounted to €77,790 thousand (€66,456 thousand at December 31, 2017).
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €26,497 thousand at December 31, 2018 (€28,230 thousand at December 31, 2017).

Segment reporting
The Group has determined that it has one operating and one reportable segment based on the information reviewed by its CODM in making decisions regarding the allocation of resources and to assess performance.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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
For the period covered by these Consolidated Financial Statements, the Group has not recognized any impairment charges for goodwill.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

4. NET REVENUES
Net revenues are as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Cars and spare parts	2,535,245	2,455,955	2,180,045
Engines	284,546	373,313	337,924
Sponsorship, commercial and brand	505,701	494,082	488,514
Other	94,829	93,540	98,601
Total net revenues	3,420,321	3,416,890	3,105,084
Other net revenues primarily include interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.
5. COST OF SALES
Cost of sales in 2018, 2017 and 2016 amounted to €1,622,905 thousand, €1,650,860 thousand and €1,579,690 thousand, respectively, mainly comprising expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and engines rented to other Formula 1 racing teams, of which the cost of materials, components and labor are the most significant elements. The remaining costs primarily relate to depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services companies included within cost of sales in 2018, 2017 and 2016 amounted to €33,828 thousand, €30,945 thousand and €21,307 thousand, respectively.
Cost of sales in 2016 included €36,994 thousand related to the charges for Takata airbag inflator recalls and cost of sales in 2018 included €1,451 thousand related to a partial release of the provision for charges to Takata airbag inflator recalls. See Note 24 “Provisions” for additional details.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
Selling costs in 2018, 2017 and 2016 amounted to €167,819 thousand, €173,484 thousand and €146,430 thousand, respectively, and mainly consist of costs for marketing and events, sales personnel, and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.
General and administrative costs in 2018, 2017 and 2016 amounted to €159,522 thousand, €155,581 thousand and €148,812 thousand, respectively, and mainly consist of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development activities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

7. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Research and development costs expensed during the year	527,847	556,617	509,580
Amortization of capitalized development costs	115,191	100,502	104,055
Total research and development costs	643,038	657,119	613,635
The main component of research and development costs expensed during the period relate to research and development to support the innovation of our product range and components, and in particular, in relation to hybrid technology and Formula 1 activities. Research and development costs also include amortization of capitalized development costs.

8. OTHER EXPENSES, NET
Other expenses, net are as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Other expenses	18,257	11,830	30,249
Other income	(15,062)	(4,963)	(5,748)
Other expenses, net	3,195	6,867	24,501
Other expenses primarily include indirect taxes, provisions and other miscellaneous expenses. In 2016 provisions recorded within other expenses were higher due to disputes with a distributor.
Other income primarily include rental income, gains on the disposal of property plant and equipment and other miscellaneous income. In 2018 other income was higher due to a favorable ruling on a prior year’s legal dispute.
9. RESULT FROM INVESTMENTS
Result from investments of €2,665 thousand and €2,437 thousand in 2018 and 2017, respectively, related to the Group’s proportionate share of Ferrari Financial Services GmbH (“FFS GmbH”)’s net profit for the relevant year. Result from investments of €3,066 thousand in 2016 related to gains resulting from the sale of a majority stake in FFS GmbH to FCA Bank on November 7, 2016, as well as the Group’s proportionate share of FFS GmbH’s net profit for the period from November 7, 2016 to December 31, 2016.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

	For the years ended December 31,
	2018	2017	2016
Financial income:	(€ thousand)
Interest income from bank deposits	1,445	1,153	843
Other interest income and financial income	677	5,284	1,841
Interest income and other financial income	2,122	6,437	2,684
Finance income from financial services companies	52,702	50,254	58,236
Total financial income	54,824	56,691	60,920

Total financial income relating to:
Industrial companies (A)	2,122	6,437	2,684
Financial services companies (reported in net revenues)	52,702	50,254	58,236

Financial expenses:
Capitalized borrowing costs	2,884	1,578	1,519
Other interest cost and financial expenses	(1,046)	(3,775)	(4,090)
Interest expenses and other financial expenses	1,838	(2,197)	(2,571)
Interest expenses from banks	(21,486)	(23,057)	(27,042)
Interest on bonds	(12,386)	(9,231)	(6,937)
Write-downs of financial receivables	(3,326)	(3,530)	(3,864)
Net interest expenses on employee benefits provisions	—	—	(389)
Other financial expenses	(8,494)	(12,008)	(5,831)
Total financial expenses	(43,854)	(50,023)	(46,634)
Net expenses from derivative financial instruments and foreign currency exchange rate differences	(15,659)	(16,619)	(5,086)
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(59,513)	(66,642)	(51,720)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial companies (B)	(25,685)	(35,697)	(30,413)
Financial services companies (reported in cost of sales)	(33,828)	(30,945)	(21,307)

Net financial expenses relating to industrial companies (A+B)	(23,563)	(29,260)	(27,729)

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

11. INCOME TAXES
Income tax expense is as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Current tax expense	95,076	201,274	189,492
Deferred tax expense/(income)	66,325	8,718	(18,290)
Taxes relating to prior periods	(145,084)	(1,232)	(3,567)
Total income tax expense	16,317	208,760	167,635
The Group’s entities participate in a group Italian tax consolidation under Ferrari N.V..
In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018. The Patent Box tax benefit relating to the years 2015 to 2017 was recorded within taxes relating to prior periods in 2018 and amounted to €141 million, of which €139 million was from direct use and €2 million was from indirect use of copyrights, patents, trademarks, designs and know-how. The estimated Patent Box tax benefit relating to the year 2018 amounted to €61 million and is recorded within current tax expense for 2018.
The reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the theoretical tax rates in effect in Italy, is as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Theoretical income tax expense, net of IRAP	192,706	179,077	156,022
Tax effect on:
Permanent and other differences	(58,877)	(7,061)	(10,219)
Effect of changes in tax rate and tax regulations	—	4,862	1,280
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	1,216	2,344	853
Taxes relating to prior years	(145,084)	(1,232)	(3,567)
Withholding tax on earnings	1,514	2,420	2,017
Total income tax (benefit)/expense, net of IRAP	(8,525)	180,410	146,386
Effective tax rate, net of IRAP	(1.1)%	24.2%	25.8%
IRAP (current and deferred)	24,842	28,350	21,249
Total income tax expense	16,317	208,760	167,635
Theoretical income taxes have been calculated at the corporate income tax rate in Italy for the respective years, which was 24.0 percent for the years ended December 31, 2018 and 2017, and 27.5 percent for the year ended December 31, 2016 (a change in Italian tax law approved a reduction in the corporate income tax rate from 27.5 percent to 24 percent, effective from 2017).
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2018, 2017 and 2016.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The decrease in the effective tax rate net of IRAP from 24.2 percent in 2017 to (1.1) percent in 2018 was primarily attributable to the positive impact of the Patent Box, as described above, including the benefit relating to the years 2015 to 2017 which was recognized in 2018. The Patent Box benefit relating to the years 2015 to 2017 is included within “taxes relating to prior years” and the Patent Box benefit relating to 2018 is included within “permanent and other differences” in the tax rate reconciliation above.

The decrease in the effective tax rate net of IRAP from 25.8 percent in 2016 to 24.2 percent in 2017 was primarily attributable to the combined effects of a reduction in the Italian corporate income tax rate from 27.5 percent to 24 percent (effective from 2017), deductions related to eligible research and development costs and depreciation of fixed assets in accordance with tax regulations in Italy, partially offset by a decrease in net deferred tax assets due to the Tax Cuts and Jobs Act that was enacted into law in the U.S on December 22, 2017. The Tax Act includes various changes to the tax law, including a reduction in the corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. The Group recognized the effects of the changes in the tax rate and laws resulting from the Tax Act in 2017, which resulted in a €4,646 thousand decrease in net deferred tax assets, recorded through the income statement, related to adjusting deferred tax assets and liabilities to reflect the new corporate tax rate. The accounting for the effects of the rate change on deferred tax balances is complete and no provisional amounts were recorded for this item.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017, is as follows:

	At December 31,
	2018	2017
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	27,297	63,286
To be recovered within 12 months	33,447	30,805
	60,744	94,091
Deferred tax liabilities:
To be realized after 12 months	(14,497)	(9,885)
To be realized within 12 months	(24,645)	(1,092)
	(39,142)	(10,977)
Net deferred tax assets	21,602	83,114

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2017	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2018
	(€ thousand)
Deferred tax assets arising on:
Provisions	102,243	5,249	—	655	108,147
Deferred income	46,198	3,131	—	2,249	51,578
Employee benefits	2,562	—	(88)	—	2,474
Cash flow hedge reserve	(2,432)	—	3,608	—	1,176
Foreign currency exchange rate differences	740	119	—	—	859
Inventory obsolescence	37,615	521	—	139	38,275
Allowances for doubtful accounts	3,999	303	—	(1)	4,301
Depreciation	16,570	399	—	272	17,241
Other	12,383	1,876		(3,112)	11,147
Total deferred tax assets	219,878	11,598	3,520	202	235,198
Deferred tax liabilities arising on:
Depreciation	(8,930)	(24)	—	(349)	(9,303)
Capitalization of development costs	(114,775)	(56,932)	—	—	(171,707)
Employee benefits	(1,868)	(161)	—	1,359	(670)
Exchange rate differences	(647)	501	—	(3)	(149)
Cash flow hedge reserve	(1)	—	—	—	(1)
Lease accounting	(10,652)	(5,180)	—	—	(15,832)
Withholding tax on undistributed earnings	—	(16,371)	—	—	(16,371)
Other	—	244	—	193	437
Total deferred tax liabilities	(136,873)	(77,923)	—	1,200	(213,596)
Deferred tax assets arising on tax loss carry-forward	109	—	—	(109)	—
Total net deferred tax assets	83,114	(66,325)	3,520	1,293	21,602

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

	At December 31, 2016	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2017
	(€ thousand)
Deferred tax assets arising on:
Provisions	111,321	(6,959)	—	(2,119)	102,243
Deferred income	43,549	2,649	—	—	46,198
Employee benefits	2,370	(11)	203	—	2,562
Cash flow hedge reserve	7,325	—	(9,757)	—	(2,432)
Foreign currency exchange rate differences	3,028	(2,288)	—	—	740
Inventory obsolescence	24,569	13,515	—	(469)	37,615
Allowances for doubtful accounts	4,107	(94)	—	(14)	3,999
Depreciation	19,853	(3,283)	—	—	16,570
Other	13,833	2,007	—	(3,457)	12,383
Total deferred tax assets	229,955	5,536	(9,554)	(6,059)	219,878
Deferred tax liabilities arising on:
Depreciation	(17,592)	7,408	—	1,254	(8,930)
Capitalization of development costs	(90,480)	(24,295)	—	—	(114,775)
Employee benefits	(1,745)	(123)	—	—	(1,868)
Exchange rate differences	(3,547)	2,900	—	—	(647)
Cash flow hedge reserve	(1)	—	—	—	(1)
Lease accounting	(11,004)	352	—	—	(10,652)
Withholding tax on undistributed earnings	(1,150)	1,150	—	—	—
Total deferred tax liabilities	(125,519)	(12,608)	—	1,254	(136,873)
Deferred tax assets arising on tax loss carry-forward	1,810	(1,646)	—	(55)	109
Total net deferred tax assets	106,246	(8,718)	(9,554)	(4,860)	83,114
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. For additional information, at December 31, 2018, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €92,437 thousand.

12. OTHER INFORMATION BY NATURE
Personnel costs in 2018, 2017 and 2016 amounted to €323,936 thousand, €313,471 thousand and €294,047 thousand, respectively. These amounts include costs that were capitalized mainly in connection with product development activities.
In 2018, 2017 and 2016 the Group had an average number of employees of 3,651, 3,336 and 3,115, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

13. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2018, 2017 and 2016:

		For the years ended December 31,
		2018	2017	2016
Profit attributable to owners of the Company	€ thousand	784,678	535,393	398,762
Weighted average number of common shares	thousand	188,606	188,951	188,923
Basic earnings per common share		€4.16	2.83	2.11
Diluted earnings per share
The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan (see Note 22 for additional details of the equity incentive plan) for the years ended December 31, 2018 and 2017, and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement for the years ended December 31, 2017 and 2016.
The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2018, 2017 and 2016:

		For the years ended December 31,
		2018	2017	2016
Profit attributable to owners of the Company	€ thousand	784,678	535,393	398,762
Weighted average number of common shares for diluted earnings per common share	thousand	189,394	189,759	188,946
Diluted earnings per common share		€4.14	2.82	2.11

14. GOODWILL
At December 31, 2018 and 2017 goodwill amounted to €785,182 thousand.
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
The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•
The expected future cash flows covering the period from 2019 through 2023 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•
The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2018 (2.0 percent in 2017 and 2016).

•
The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 7.0 percent in 2018 (7.0 percent in 2017 and 2016). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.
15. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2017	938,492	474,641	144,192	53,842	1,611,167
Additions	142,795	42,320	12,416	4,975	202,506
Reclassification	—	—	12,289	(12,289)	—
Translation differences and other movements	—	—	(1,011)	(1,443)	(2,454)
Balance at December 31, 2017	1,081,287	516,961	167,886	45,085	1,811,219
Additions	242,753	75,109	14,052	5,628	337,542
Reclassification	—	—	508	(508)	—
Translation differences and other movements	—	—	1,168	143	1,311
Balance at December 31, 2018	1,324,040	592,070	183,614	50,348	2,150,072

Accumulated amortization at January 1, 2017	774,151	315,824	130,801	35,997	1,256,773
Amortization	72,978	27,524	14,312	2,308	117,122
Translation differences and other movements	—	—	(3,307)	175	(3,132)
Balance at December 31, 2017	847,129	343,348	141,806	38,480	1,370,763
Amortization	83,427	31,764	14,914	2,259	132,364
Translation differences and other movements	—	—	1,196	(48)	1,148
Balance at December 31, 2018	930,556	375,112	157,916	40,691	1,504,275

Carrying amount at:
January 1, 2017	164,341	158,817	13,391	17,845	354,394
December 31, 2017	234,158	173,613	26,080	6,605	440,456
December 31, 2018	393,484	216,958	25,698	9,657	645,797
Additions of €337,542 thousand in 2018 (€202,506 thousand in 2017) primarily relate to externally acquired and internally generated costs for the development of new and existing models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

16. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2017	22,681	337,503	1,786,156	132,622	88,473	2,367,435
Additions	892	4,691	131,981	11,855	39,485	188,904
Divestitures	—	(77)	(31,877)	(3,101)	(368)	(35,423)
Reclassification	—	355	73,160	(2,685)	(70,830)	—
Translation differences and other movements	(36)	(723)	42	(1,700)	—	(2,417)
Balance at December 31, 2017	23,537	341,749	1,959,462	136,991	56,760	2,518,499
Additions	25	14,710	81,936	9,679	194,444	300,794
Divestitures	—	(641)	(16,684)	(2,740)	(238)	(20,303)
Reclassification	—	17,225	16,853	1,137	(35,215)	—
Translation differences and other movements	12	330	(3,130)	(593)	(560)	(3,941)
Balance at December 31, 2018	23,574	373,373	2,038,437	144,474	215,191	2,795,049

Accumulated amortization at January 1, 2017	—	132,822	1,460,995	104,335	—	1,698,152
Depreciation	—	9,860	124,629	8,995	—	143,484
Divestitures	—	(69)	(29,761)	(2,469)	—	(32,299)
Translation differences and other movements	—	(353)	(94)	(651)	—	(1,098)
Balance at December 31, 2017	—	142,260	1,555,769	110,210	—	1,808,239
Depreciation	—	10,407	136,793	9,184	—	156,384
Divestitures	—	(627)	(15,976)	(2,621)	—	(19,224)
Translation differences and other movements	—	2,864	(1,050)	(2,714)	—	(900)
Balance at December 31, 2018	—	154,904	1,675,536	114,059	—	1,944,499

Carrying amount at:
January 1, 2017	22,681	204,681	325,161	28,287	88,473	669,283
December 31, 2017	23,537	199,489	403,693	26,781	56,760	710,260
December 31, 2018	23,574	218,469	362,901	30,415	215,191	850,550
Additions of €300,794 thousand in 2018 were mainly comprised of additions of €81,936 thousand to plant, machinery and equipment and additions of €194,444 thousand related to advances and assets under construction. Additions of €188,904 thousand in 2017 were mainly comprised of additions of €131,981 thousand to plant, machinery and equipment and additions of €39,485 thousand related to advances and assets under construction. Additions mainly relate to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and our personalization programs.
At December 31, 2018, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €146,281 thousand (€37,844 thousand at December 31, 2017).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

17. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2018	2017
	(€ thousand)
Investments accounted for using the equity method	25,972	23,340
Other securities and financial assets	6,162	6,698
Total investments and other financial assets	32,134	30,038
Investments accounted for using the equity method
Investments accounted for using the equity method relates to the Group’s investment in FFS GmbH.
Changes in the investments accounted for using the equity method were as follows:

(€ thousand)
Balance at January 1, 2017	20,948
Proportionate share of net profit for the year ended December 31, 2017	2,437
Proportionate share of remeasurement of defined benefit plans	(45)
Balance at December 31, 2017	23,340
Proportionate share of net profit for the year ended December 31, 2018	2,665
Proportionate share of remeasurement of defined benefit plans	(33)
Balance at December 31, 2018	25,972
Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2018 and 2017 were as follows:

	At December 31,
	2018	2017
	(€ thousand)
Assets
Non-current assets	1,402	2,690
Receivables from financing activities	591,482	493,985
Other current assets	12,630	10,012
Cash and cash equivalents	5,957	8,109
Total assets	611,471	514,796

Equity and liabilities
Equity	49,969	44,705
Debt	546,595	457,787
Other liabilities	14,907	12,304
Total equity and liabilities	611,471	514,796

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

	For the year ended December 31,
	2018	2017
	(€ thousand)
Net revenues	29,446	26,505
Cost of sales	12,183	11,525
Selling, general and administrative costs	8,720	8,173
Other expenses, net	239	245
Profit before taxes	8,304	6,562
Income tax expense	2,974	1,689
Net profit	5,330	4,873
Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €5,142 thousand at December 31, 2018 (€5,705 thousand at December 31, 2017).

18. INVENTORIES

	At December 31,
	2018	2017
	(€ thousand)
Raw materials	74,053	67,547
Semi-finished goods	84,576	87,678
Finished goods	232,435	238,540
Total inventories	391,064	393,765
Finished goods includes cars and spare parts, and certain amounts in the comparative period were reclassified in the breakdown above in order to provide a more representative presentation of the Group’s inventories.
The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2018 was €11,062 thousand (€10,140 thousand in 2017 and €2,120 thousand in 2016).
Changes in the provision for slow moving and obsolete inventories were as follows:

	2018	2017
	(€ thousand)
At January 1,	66,989	60,548
Provision	11,062	10,140
Use and other changes	(4,625)	(3,699)
At December 31,	73,426	66,989

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

19. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At December 31,
	2018	2017
	(€ thousand)
Trade receivables	211,399	239,410
Receivables from financing activities	878,496	732,947
Current tax receivables	128,234	6,125
Other current assets	64,295	45,441
Total	1,282,424	1,023,923
Trade receivables
The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2018	2017
	(€ thousand)
Trade receivables due from:
Dealers	64,739	48,166
FCA Group companies	47,882	75,245
Sponsorship and commercial activities	43,500	30,058
Brand activities	26,247	33,283
Other	29,031	52,658
Total	211,399	239,410
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 30 to 40 days from the date of invoice.
Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 29.
Trade receivables due from sponsorship and commercial activities mainly relate to amounts receivable from sponsorship agreements and commercial activities relating to the Group’s participation in the Formula 1 World Championship. Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.
The Group is not exposed to concentration of third party credit risk.
The following table sets forth a breakdown of trade receivables by currency:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

	At December 31,
	2018	2017
	(€ thousand)
Trade receivables denominated in:
Euro	128,396	172,492
U.S. Dollar	68,410	53,618
Pound Sterling	3,440	2,915
Chinese Yuan	1,777	2,947
Japanese Yen	1,571	3,151
Other	7,805	4,287
Total	211,399	239,410
Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience, adjusted for forward-looking factors specific to the receivables and economic environment. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement. Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2018	2017
	(€ thousand)
At January 1,	21,993	19,174
Provision	2,737	3,231
Use and other changes	(384)	(412)
At December 31,	24,346	21,993
Receivables from financing activities
Receivables from financing activities are as follows:

	At December 31,
	2018	2017
	(€ thousand)
Client financing	851,209	704,014
Dealer financing	27,287	28,933
Total receivables from financing activities	878,496	732,947
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks, adjusted for forward-looking factors specific to the receivables and economic environment. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement. Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2018	2017
	(€ thousand)
At January 1,	6,948	11,556
Provision	2,687	3,530
Use and other changes	(3,178)	(8,138)
At December 31,	6,457	6,948

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Client financing
Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisition. During 2018 the average contractual duration at inception of such contracts was approximately 67 months and the weighted average interest rate was approximately 5.7 percent (approximately 5.1 percent in 2017). Receivables for client financing are generally secured on the titles of cars or other personal guarantees.
Client financing relates entirely to financial services activities in the United States and is denominated in U.S. Dollars.
Dealer financing
The Group provides dealer financing in the United States. Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of financial services activities. In 2018 these receivables were interest bearing at a rate between 4.1 percent and 7.0 percent (between 3.3 percent and 6.0 percent in 2017), with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network may vary, although payment terms generally range from 1 to 6 months. Receivables on dealer financing are generally secured by the title of the car or other collateral.
Current tax receivables
The increase in current tax receivables primarily related to the Patent Box benefit.
Other current assets
Other current assets are as follows:

	At December 31,
	2018	2017
	(€ thousand)
Prepayments	35,758	27,980
Italian and foreign VAT credits	20,466	11,988
Due from personnel	803	959
Security deposits	806	1,014
Other receivables	6,462	3,500
Total other current assets	64,295	45,441
At December 31, 2018, the Group had provided guarantees through third parties amounting to €133,175 thousand (€132,014 thousand at December 31, 2017), principally to banks and relevant tax authorities in relation to (i) a U.S. Dollar denominated credit facility of FFS Inc, (ii) the validity of value added tax (“VAT”) and duties for which the Group requested reimbursement from the relevant tax authorities, (iii) the VAT related to temporary import of classic cars for restoration activities which would become due if the car is not exported.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The analysis of current receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2018
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	174,627	—	—	36,772	211,399
Receivables from financing activities	172,049	600,615	52,032	53,800	878,496
Client financing	144,762	600,615	52,032	53,800	851,209
Dealer financing	27,287	—	—	—	27,287
Current tax receivables	127,573	661	—	—	128,234
Other current receivables	28,036	494	7	—	28,537
Total	502,285	601,770	52,039	90,572	1,246,666

	At December 31, 2017
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	207,074	—	—	32,336	239,410
Receivables from financing activities	144,621	529,489	46,894	11,943	732,947
Client financing	134,972	513,079	44,020	11,943	704,014
Dealer financing	9,649	16,410	2,874	—	28,933
Current tax receivables	5,667	458	—	—	6,125
Other current receivables	16,767	682	7	5	17,461
Total	374,129	530,629	46,901	44,284	995,943
Receivables from financing activities at December 31, 2018 and 2017 relate entirely to the financial services portfolio in the United States and are generally secured on the titles of cars or other guarantees.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

20. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2018	2017
	(€ thousand)
Financial derivatives	6,788	11,686
Other financial assets	3,386	3,997
Current financial assets	10,174	15,683
Current financial assets and other financial liabilities mainly relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2018 and 2017.

	At December 31,
	2018		2017
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	3,240	(10,853)	8,848	(1,136)
Interest rate caps	555	—	—	—
Total cash flow hedges	3,795	(10,853)	8,848	(1,136)
Other foreign exchange derivatives	1,023	(489)	1,729	(308)
Interest rate caps	1,970	—	1,109	—
Total	6,788	(11,342)	11,686	(1,444)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges.
Interest rate caps relate to derivative instruments required as part of certain of the funding from securitization programs.
The following tables provide an analysis by foreign currency of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2018		At December 31, 2017
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	(1,324)	487,336	2,637	114,317
Pound Sterling	613	138,609	510	110,032
Japanese Yen	(2,901)	113,596	4,402	81,890
Swiss Franc	(1,182)	64,229	1,999	43,552
Chinese Yuan	(82)	45,434	(97)	18,095
Other(1)	322	116,476	791	95,738
Total amount	(4,554)	965,680	10,242	463,624
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar.
At December 31, 2018 and 2017, all derivative financial instruments had a maturity of twelve months or less.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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
The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Net revenues/(costs)	3,777	19,724	(69,368)
Income tax (expense)/benefit	(1,054)	(5,503)	19,354
Total recognized in the consolidated income statement	2,723	14,221	(50,014)
The ineffectiveness of cash flow hedges was not material for the years 2018, 2017 and 2016.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

21. EQUITY
Share capital
At December 31, 2018 and 2017, the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01 per share. At December 31, 2018, the Company had 6,002,843 common shares and 4,744 special voting shares held in treasury, while at December 31, 2017, the Company had 4,969,625 common shares and 4,099 special voting shares held in treasury.
The following table provides a reconciliation of the opening and closing number of outstanding common shares and outstanding special voting shares:

	Common Shares	Special Voting Shares	Total
Outstanding shares at January 1, 2018	188,953,874	56,493,519	245,447,393
Shares repurchased under share repurchase program(1)	(1,033,218)	—	(1,033,218)
Other changes(2)	—	(645)	(645)
Outstanding shares at December 31, 2018	187,920,656	56,492,874	244,413,530
_______________________________________

(1)	Includes shares repurchased between January 1, 2018 and December 31, 2018 based on the transaction trade date.

(2)	Relates to the deregistration of special voting shares from the loyalty register.

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

•
a share premium reserve of €5,768,544 thousand at December 31, 2018 (€5,768,544 thousand at December 31, 2017), which primarily originated from the issuance of common shares pursuant to the restructuring activities undertaken as part of the Separation.

•	a legal reserve of €29 thousand at December 31, 2018 and €8 thousand at December 31, 2017, determined in accordance with Dutch law.

•	a treasury reserve of €100,143 thousand at December 31, 2018 and €50 thousand at December 31, 2017.

•	a share-based compensation reserve of €52,198 thousand at December 31, 2018 and €29,707 thousand at December 31, 2017.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per common share was approved, corresponding to a total distribution of €133,939 thousand (of which €133,095 thousand was paid in 2018). The distribution was made from the retained earnings reserve.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €119,985 thousand. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, a cash distribution of €0.46 per common share was approved, corresponding to a total distribution of €86,905 thousand. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

On February 9, 2018, the Company announced its intention to launch a share repurchase program. The program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan approved in 2017. As of December 31, 2018 the Company had repurchased 1,033,218 common shares for a total consideration of €100,093 thousand under the program.

Other comprehensive income
The following table presents other comprehensive income:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans (1)	385	(730)	(1,448)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	385	(730)	(1,448)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments arising during the period	(9,257)	54,695	(18,282)
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(3,777)	(19,724)	69,368
(Losses)/Gains on cash flow hedging instruments	(13,034)	34,971	51,086
Exchange differences on translating foreign operations arising during the period	5,986	(15,346)	4,118
Total items that may be reclassified to the consolidated income statement in subsequent periods	(7,048)	19,625	55,204
Total other comprehensive income	(6,663)	18,895	53,756
Related tax impact	3,520	(9,554)	(16,961)
Total other comprehensive income, net of tax	(3,143)	9,341	36,795
__________________________

(1)
For the year ended December 31, 2018 includes €33 thousand (€45 thousand for the year ended December 31, 2017) related to the Group’s proportionate share of the loss on remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2018			2017			2016
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
(Losses)/Gains on remeasurement of defined benefit plans	385	(88)	297	(730)	203	(527)	(1,448)	(18)	(1,466)
Gains on cash flow hedging instruments	(13,034)	3,608	(9,426)	34,971	(9,757)	25,214	51,086	(16,943)	34,143
Exchange gains on translating foreign operations	5,986	—	5,986	(15,346)	—	(15,346)	4,118	—	4,118
Total other comprehensive income/(loss)	(6,663)	3,520	(3,143)	18,895	(9,554)	9,341	53,756	(16,961)	36,795
Transactions with non-controlling interests
With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2018, 2017 or 2016.

Policies and processes for managing capital
The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

22. SHARE-BASED COMPENSATION

Following the approval of the equity incentive plan by the Board of Directors in March 2017, the Shareholders approved in April 2017 an award to the former Chief Executive Officer under the Company’s equity incentive plan, which is applicable to members of the Senior Management Team (“SMT”) and key leaders of the Group. The grants of the PSUs and the RSUs, each representing the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon. In 2018 additional PSU and RSU awards were granted, subject to the Shareholders’ approval at the Annual General Meeting of Shareholders (which is currently expected to be held on April 12, 2019), to the new Chief Executive Officer and certain key employees of the Group under the equity incentive plan.

At December 31, 2018, none of the PSUs or RSUs were vested, and 33 thousand PSUs and 16 thousand RSUs were forfeited. Under the equity incentive plan, the total number of PSUs and RSUs outstanding at December 31, 2018 were 675 thousand and 113 thousand, respectively.

For the years ended December 31, 2018 and 2017, the Company recognized €22,491 thousand and €28,179 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity for the PSU awards and RSU awards. At December 31, 2018, unrecognized compensation expense amounted to €5,572 thousand and will be recognized over the remaining vesting period through 2020.

Performance Share Units

The Company awarded members of the SMT and key leaders a total target of approximately 237 thousand PSUs and 450 thousand PSUs to its Chief Executive Officer in 2017, and an additional total of approximately 21 thousand PSUs were awarded in 2018. The PSUs vest in three equal tranches in 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”). The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The target amount

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

of PSUs vests as follows based on the Company’s TSR ranking compared to an industry specific peer group of eight, including the Company, (“Peer Group”):

Ferrari TSR Ranking	% of Target Awards that Vest
	CEO	SMT and Key Leaders
1	150%	150%
2	120%	120%
3	100%	100%
4	75%	—
5	50%	—
>5	0%	—
The defined Peer Group is as follows:

Ferrari	Brunello Cucinelli	Burberry	Ferragamo
Hermes	LVMH	Moncler	Richemont

The total number of shares that will eventually be issued upon vesting of the PSUs may vary from the original award, depending on the level of TSR performance achieved compared to the Peer Group.

The performance period for the PSUs commenced on January 1, 2016. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were awarded in 2017 is €59.36 to €72.06 per share and the range of the fair value of the PSUs that were awarded in 2018 is €61.30 and €111.92.

The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key assumptions	PSU Awards Granted in 2017	PSU Awards Granted in 2018
Grant date share price	€66.85	€113.70
Expected volatility	17.4%	16.7%
Dividend yield	1.2%	0.9%
Risk-free rate	0%	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Retention Restricted Share Units

The Company awarded members of the SMT and key leaders a total of approximately 119 thousand RSUs in 2017, and an additional 10 thousand RSUs were awarded in 2018, including to the Chief Executive Officer. The RSU awards granted are conditional on a recipient’s continued service to the Company, as described below. The RSUs, each of which represents the right to receive one common share of the Company, will vest in three equal tranches in 2019, 2020 and 2021, subject to continued employment with the Company at the time of vesting.

The performance period for the RSUs commenced on January 1, 2016. The fair value of the awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period. The range of the fair value of the RSUs awarded in 2017 is €63.00 to €64.64 per share and the range of the fair value of the RSUs awarded in 2018 is €110.76 to €112.99.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

23. EMPLOYEE BENEFITS
The Group’s provisions for employee benefits are as follows:

	At December 31,
	2018	2017
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	21,195	22,641
Pension plans	485	604
Total present value of defined benefit obligations	21,680	23,245

Other provisions for employees	64,895	60,914
Total provisions for employee benefits	86,575	84,159
Defined contribution plan
The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2018, 2017 and 2016 was €11,930 thousand, €11,987 thousand and €9,719 thousand, respectively.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The expected benefit payments for the defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2019	1,167	47
2020	1,413	48
2021	1,754	48
2022	1,649	3,787
2023	1,746	4
Beyond 2023	6,750	685
Total	14,479	4,619
The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2016	23,783	828	24,611

Included in the consolidated income statement	—	142	142
Included in other comprehensive income/loss (*)	820	(135)	685
Other	(1,962)	(231)	(2,193)
Benefits paid	(1,964)	(164)	(2,128)
Other changes	2	(67)	(65)
Amounts at December 31, 2017	22,641	604	23,245

Included in the consolidated income statement	—	55	55
Included in other comprehensive income/loss (*)	(390)	(28)	(418)
Other	(1,056)	(146)	(1,202)
Benefits paid	(1,620)	(169)	(1,789)
Other changes	564	23	587
Amounts at December 31, 2018	21,195	485	21,680
______________________________
(*) Relates to actuarial losses/(gains) from financial assumptions.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2018			2017			2016
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	—	55	55	—	141	141	31	(41)	(10)
Interest expense	—	—	—	—	1	1	360	4	364
Total recognized in the consolidated income statement	—	55	55	—	142	142	391	(37)	354
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2018 is equal to 1.7 percent (1.5 percent in 2017 and 1.3 percent in 2016). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
The discount rates used for the measurement of the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost, are based on the rate of return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2018 was equal to approximately 0.8 percent (0.7 percent 2017 and 1.3 percent in 2016). The average duration of the obligations is approximately 9 years.
Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	At December 31,
	2018		2017
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,647)	1,891	(1,771)	2,036
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
At December 31, 2018, other provisions for employees comprised long term bonus benefits amounting to €61,885 thousand (€58,090 thousand at December 31, 2017), jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €2,955 thousand (€2,745 thousand at December 31, 2017), and other provisions for employees benefits amounting to €55 thousand (€79 thousand at December 31, 2017).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

24. PROVISIONS
Changes in provisions were as follows:

	At December 31, 2017	Additional provisions	Utilization	Translation differences and other	At December 31, 2018
	(€ thousand)
Warranty and recall campaigns provision	123,136	12,301	(23,561)	(747)	111,129
Legal proceedings and disputes	50,375	4,774	(17,589)	(406)	37,154
Other risks	23,881	11,420	(2,295)	1,250	34,256
Total provisions	197,392	28,495	(43,445)	97	182,539
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

As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €36,994 thousand was recognized within cost of sales in the year ended December 31, 2016. At December 31, 2018, the provision amounted to €24,513 thousand (€34,567 thousand at December 31, 2017), reflecting the current best estimate for future costs related to the entire recall campaign to be carried out by the Group. The decrease in the provision relates to ongoing recall activities as well as a partial release.

Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relate to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2019 or beyond, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The utilization of the provision for legal proceedings and disputes mainly relates to a pronouncement on a prior year’s legal dispute. Accruals to the provision for legal proceedings and disputes are recognized within other expenses, net.

Other risks

The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

The following table sets forth additional provisions to other risks recognized for the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	11,420	8,065	4,499
Selling, general and administrative costs	—	274	2,604
Other expenses, net	—	—	14,559
	11,420	8,339	21,662

25. DEBT

	Balance at December 31, 2017	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at December 31, 2018
	(€ thousand)
Bonds	1,193,517	—	—	4,592	—	1,198,109
Securitizations	556,276	183,727	(89,018)	337	31,259	682,581
Borrowings from banks	38,059	—	(3,584)	113	1,396	35,984
Other debt	18,329	21,121	(29,109)	—	152	10,493
Total debt	1,806,181	204,848	(121,711)	5,042	32,807	1,927,167
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2018				2017
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Bonds	7,616	1,190,493	—	1,198,109	6,159	694,402	492,956	1,193,517
Securitizations	300,051	382,530	—	682,581	254,891	301,385	—	556,276
Borrowings from banks	34,249	1,735	—	35,984	32,811	5,248	—	38,059
Other debt	10,493	—	—	10,493	18,329	—	—	18,329
Total debt	352,409	1,574,758	—	1,927,167	312,190	1,001,035	492,956	1,806,181

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2018 of €500,197 thousand includes accrued interest of €5,938 thousand (€498,894 thousand including accrued interest of €5,938 thousand at December 31, 2017).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay the Term Loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at December 31, 2018 of €697,912 thousand includes accrued interest of €1,678 thousand (€694,623 thousand including accrued interest of €221 thousand at December 31, 2017).

The notes for both the 2023 Bond and the 2021 Bond impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2018 and 2017, Ferrari was in compliance with the covenants of the notes.

Securitizations

Starting in 2016, FFS Inc has pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. As of December 31, 2018, FFS Inc had the following revolving securitization programs:

•
revolving securitization program for funding, which was increased up to $450 million in December 2018, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $424 million ($325 million at December 31, 2017). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding, which was increased up to $250 million in October 2018, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $223 million ($222 million at December 31, 2017). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 120 basis points. As of December 31, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $134 million ($120 million at December 31, 2017). The securitization agreement does not require an interest rate cap.

The funding limits of the revolving securitization programs have been increased since inception as the related receivables portfolios have finished.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €26,497 thousand at December 31, 2018 (€28,230 thousand at December 31, 2017).

Borrowings from banks
Borrowings from banks at December 31, 2018 mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €30,694 thousand (€29,189 thousand at December 31, 2017) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at December 31, 2018) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €5,290 thousand (€8,870 thousand at December 31, 2017) relating to various short and medium term credit facilities.

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

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the debt that originated from restructuring activities undertaken as part of the Separation. In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the 2023 Bond. In 2016 and 2017 the Company made scheduled payments and voluntary prepayments, funded in part with the proceeds of the 2021 Bond, to fully repay the Term Loan.

At December 31, 2018 and 2017 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF has a maturity of five years from inception of the Facility.

Other debt

Other debt primarily relates to funding for operating activities of the Group.

26. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2018	2017
	(€ thousand)
Deferred income	271,817	274,186
Advances and security deposits	145,394	167,293
Accrued expenses	81,408	77,024
Payables to personnel	25,434	38,488
Social security payables	18,209	20,553
Other	47,481	42,806
Total other liabilities	589,743	620,350
Deferred income primarily includes amounts received under maintenance and power warranty programs of €204,987 thousand at December 31, 2018 and €192,705 thousand at December 31, 2017, which are deferred and recognized as revenues over the length of the related program term. Of the total liability related to maintenance and power warranty programs as of December 31, 2018, the Group expects to recognize in net revenues approximately €52 million in 2019, €44 million in 2020, €34 million in 2021 and €75 million afterwards. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Advances and security deposits at December 31, 2018 and at December 31, 2017 primarily include advances received from customers, primarily for the purchase of our hypercars and limited edition cars. Upon shipment of such cars, the advances are recognized as revenue. Of the total contract liability related to advances as of December 31, 2018, the Group expects to recognize the entire amount within net revenues in 2019.

Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At January 1, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2018
	(€ thousand)
Maintenance and power warranty programs	192,705	82,731	(70,449)	—	204,987
Advances from customers	162,347	272,070	(293,884)	(681)	139,852

An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2018				2017
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	223,138	6,960	6,420	236,518	264,380	4,760	—	269,140

27. TRADE PAYABLES
Trade payables of €653,751 thousand at December 31, 2018 (€607,505 thousand at December 31, 2017) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018 and 2017:

		At December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		793,664	—	—	793,664
Investments and other financial assets - Liberty Media Shares	17	5,142	—	—	5,142
Current financial assets	20	—	6,788	—	6,788
Total assets		798,806	6,788	—	805,594
Other financial liabilities	20	—	11,342	—	11,342
Total liabilities		—	11,342	—	11,342

		At December 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		647,706	—	—	647,706
Investments and other financial assets - Liberty Media Shares	17	5,705	—	—	5,705
Current financial assets	20	—	11,686	—	11,686
Total assets		653,411	11,686	—	665,097
Other financial liabilities	20	—	1,444	—	1,444
Total liabilities		—	1,444	—	1,444
There were no transfers between fair value hierarchy levels between 2017 and 2018.
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
at December 31, 2018 and 2017

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2018		2017
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities		878,496	878,496	732,947	732,947
Client financing		851,209	851,209	704,014	704,014
Dealer financing	19	27,287	27,287	28,933	28,933
Total		878,496	878,496	732,947	732,947

Debt	25	1,927,167	1,921,937	1,806,181	1,819,337

29. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and the Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of the Ferrari Board of Directors, Audit Committee and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties, which have had an effect on revenues, cost of sales, and trade receivables and payables are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group. The FCA Group is currently in the process of selling Magneti Marelli and the transaction is expected to be completed in the first half of 2019;

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

Related party transactions recognized in the consolidated income statement are summarized in the table below:

	For the years ended December 31,
	2018			2017			2016
	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	217,922	3,982	—	315,407	4,698	—	241,478	1,933	—
FCA US LLC	—	28,486	—	6	44,882	—	—	37,612	—
Magneti Marelli(2)	1,589	40,343	—	1,866	36,670	—	1,735	29,663	—
Other FCA Group companies	12,106	7,193	1,370	6,754	7,007	1,191	5,472	9,163	471
Total FCA Group companies	231,617	80,004	1,370	324,033	93,257	1,191	248,685	78,371	471

Exor Group companies (excluding the FCA Group)	311	179	—	283	492	—	192	173	—

Other related parties
COXA S.p.A.	13	5,819	—	48	6,141	—	121	7,096	—
HPE S.r.l.	—	6,832	—	—	7,525	—	—	6,447	—
Other related parties	1,694	—	—	2,111	—	—	1,950	24	—
Total other related parties	1,707	12,651	—	2,159	13,666	—	2,071	13,567	—
Total transactions with related parties	233,635	92,834	1,370	326,475	107,415	1,191	250,948	92,111	471
Total for the Group	3,420,321	1,953,441	23,563	3,416,890	1,986,792	29,260	3,105,084	1,899,433	27,729
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
(2)    The FCA Group is currently in the process of selling Magneti Marelli and the transaction is expected to be completed in the first half of 2019.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

Assets and liabilities originating from related party transactions are summarized in the table below:

	At December 31,
	2018				2017
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	39,077	6,099	—	30,594	71,560	3,028	—	37,496
FCA US LLC	135	6,332	—	—	129	6,848	—	—
Magneti Marelli(1)	2,774	9,427	—	—	899	8,103	—	—
Other FCA Group companies	5,896	4,689	1,481	44	2,657	4,646	2,097	27
Total FCA Group companies	47,882	26,547	1,481	30,638	75,245	22,625	2,097	37,523

Exor Group companies (excluding the FCA Group)	377	13	—	4	345	202	—	—

Other related parties
COXA S.p.A.	9	812	—	—	3	1,142	—	—
HPE S.r.l.	—	1,187	—	—	—	1,150	—	—
Other related parties	199	—	5	—	268	—	—	—
Total other related parties	208	1,999	5	—	271	2,292	—	—
Total transactions with related parties	48,467	28,559	1,486	30,642	75,861	25,119	2,097	37,523
Total for the Group	211,399	653,751	64,295	589,743	239,410	607,505	45,441	620,350
______________________________
(1)    The FCA Group is currently in the process of selling Magneti Marelli and the transaction is expected to be completed in the first half of 2019.

There were financial assets or financial liabilities originating from related party transactions at December 31, 2018 or December 31, 2017.

Emoluments to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of Ferrari N.V. for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Directors of Ferrari N.V.	17,043	17,767	8,617
Statutory auditors	118	112	105
Total emoluments	17,161	17,879	8,722
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2018 was €17,043 thousand (€17,767 thousand in 2017 and €8,617 thousand in 2016), inclusive of the following:
•€1,080 thousand for salary (€1,277 thousand in 2017 and €2,827 thousand in 2016); and

•
€15,963 thousand for share-based compensation awarded under the Company’s equity incentive plan, including an acceleration of the costs relating to the equity incentive plan of the former Chairman and Chief Executive Officer (Mr. Sergio Marchionne) (€16,490 thousand in 2017). See Note 22 “Share-based compensation” for information related to the equity incentive plan.

The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2016, also included:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

•	€5,500 thousand for compensation costs related to the retirement of the former CEO (Mr. Amedeo Felisa) of the Group; and

•	€290 thousand as the Group’s contribution to defined benefit obligations and long-term bonus plans.
Non-Executive Directors’ compensation for the years ended December 31, 2017 and 2016 included €418 thousand and €1,110 thousand, respectively, that was settled in common shares of the Company and recognized as an increase to equity in the relevant year. There was no equity-settled compensation for Non-Executive Directors for the year ended December 31, 2018.

The aggregate compensation for members of the Senior Management Team (excluding the CEO) in 2018 was €16,674 thousand (€16,015 thousand in 2017 and €12,290 thousand in 2016), inclusive of the following:

•	€13,915 thousand for salary and short-term incentives (€10,964 thousand in 2017 and €11,059 thousand in 2016);

•	€2,759 thousand for share-based compensation awarded under the Company’s equity incentive plan (€4,737 thousand in 2017).

•
The aggregate compensation for members of the Senior Management Team (excluding the CEO) for the year ended December 31, 2017 and 2016 includes also long-term benefits (€314 thousand in 2017 and €1,231 thousand in 2016).

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
Future minimum purchase obligations under these arrangements at December 31, 2018 were as follows:

	At December 31, 2018
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	153,303	43,110	6,707	1,060	204,180
Operating lease agreements
The future aggregate minimum lease payments under non-cancellable operating leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2018
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under operating lease agreements	19,062	22,411	11,994	18,708	72,175

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

During 2018, the Group’s operating lease expenses amounted to €15,358 thousand (€16,964 thousand in 2017 and €14,820 thousand in 2016).

31. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:

•	financial market risk (principally relating to foreign currency exchange rates, and to a lesser extent, interest rates), as the Group operates internationally in different currencies;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

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

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2018, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 49 percent of the Group’s turnover (51 percent in 2017).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2018, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 57 percent (62 percent in 2017) of the total currency risk from commercial activity. In 2018, the commercial activity exposed to the Euro/Pound Sterling exchange rate exceeded 10 percent (as in 2017) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Chinese Renminbi, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2018. It is the Group’s policy to use derivative financial instruments to hedge up to 90 percent of certain exposures to foreign currency exchange risk for up to twelve months.

•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom, Switzerland, Mainland China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are converted into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

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

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2018, except for those arising on financial instruments measured at fair value, amounted to net losses of €13,293 thousand (net losses of €18,059 thousand and net gains of €8,335 thousand for the years ended December 31, 2017 and 2016, respectively).

The impact of foreign currency exchange rate differences arising from financial services activities recognized under cost of sales, except for those arising on financial instruments measured at fair value, amounted to net gains of €58,808 thousand in 2016. Following the deconsolidation of FFS GmbH in November 2016, all of the Group’s financial services activities are

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

conducted in the functional currency of the related financial services companies, therefore, such impact in 2018 and 2017 was nil.

Except as noted above, there have been no substantial changes in 2018 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2018 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €106,400 thousand (€45,439 thousand at December 31, 2017). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

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

The Group’s most significant floating rate financial assets at December 31, 2018 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 37 percent of the Group’s gross debt bears floating rates of interest. At December 31, 2018, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €251 thousand on an annual basis (an decrease of €225 thousand at December 31, 2017). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

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

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. The Group has established series of policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:

•centralizing liquidity management through the use of cash pooling arrangement
•maintaining a conservative level of available liquidity
•diversifying sources of funding
•obtaining adequate credit lines
•monitoring future liquidity requirements on the basis of business planning

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

The Group has a revolving credit facility of €500 million, which was entirely undrawn at December 31, 2018 and 2017. The Group believes that the funds currently available to it, in addition to those that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2018 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

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

Receivables from financing activities amounting to €878,496 thousand at December 31, 2018 (€732,947 thousand at December 31, 2017) are shown net of the allowance for doubtful accounts amounting to €6,457 thousand (€6,948 thousand at December 31, 2017). After considering the allowance for doubtful accounts, €53,800 thousand of receivables were overdue (€11,943 thousand at December 31, 2017). Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees.

Trade receivables amounting to €211,399 thousand at December 31, 2018 (€239,410 thousand at December 31, 2017) are shown net of the allowance for doubtful accounts amounting to €24,346 thousand (€21,993 thousand at December 31, 2017). After considering the allowance for doubtful accounts, €36,772 thousand of receivables were overdue (€32,336 thousand at December 31, 2017).

32. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2018	2017	2016
	(€ thousand)
Italy	449,312	563,921	387,184
Other EMEA	1,400,443	1,308,261	1,314,788
Americas (1)	922,639	920,858	835,045
Mainland China, Hong Kong and Taiwan	274,268	282,550	272,223
Rest of APAC (2)	373,659	341,300	295,844
Total net revenues	3,420,321	3,416,890	3,105,084
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America

(2)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2018 and 2017

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2018			2017
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	844,218	785,182	644,689	704,262	785,182	439,369
Other EMEA	2,251	—	—	2,368	—	—
Americas (1)	3,327	—	850	2,760	—	812
Mainland China, Hong Kong and Taiwan	351	—	—	264	—	—
Rest of APAC (2)	403	—	258	606	—	275
Total	850,550	785,182	645,797	710,260	785,182	440,456
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America

(2)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea

33. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 26, 2019, which is the date the Consolidated Financial Statements were authorized for issuance.

Under a new common share repurchase program announced by Ferrari on December 28, 2018, the Company has purchased 335,346 common shares for a total consideration of €33.4 million. As a result, as of February 22, 2019 the Company held an aggregate of 6,338,189 common shares in treasury.

On February 26, 2019, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €1.03 per common share, totaling approximately €194 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 12, 2019.