Form 20-F
period 2019-12-31
Ferrari N.V.
filed 2020-02-18
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2019
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

Antonio Picca Piccon
Tel. No.: +39 0536 949111
Facsimile No.: +39 0536 241494
Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares (par value of €0.01 each)	RACE	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 185,283,323 common shares, par value €0.01 per share, and 63,346,921 special voting shares, par value €0.01 per share.
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
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant.

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements”.
Basis of Preparation of the Consolidated Financial Statements
The Group’s financial information is presented in Euro. In some instances, information is presented in U.S. Dollars. All references in this document to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

The language of this document is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this document may not add due to rounding.

I

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•
the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 rules coming into effect in 2021, as well as the popularity of Formula 1 more broadly;

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

•	competition in the automotive and luxury industries;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;

•	the effects of Brexit;

•	our low volume strategy;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	our continued compliance with customs regulations of various jurisdictions;

•	the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products;

•	the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;

•	product warranties, product recalls and liability claims;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

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

(ii)
the audited consolidated income statement of the Company for the years ended December 31, 2016 and 2015 and the audited consolidated statement of financial position at December 31, 2017, 2016 and 2015.

This financial information has been prepared in accordance with IFRS.
For the purposes of the financial information set forth in this section, the restructuring activities undertaken as part of the separation from FCA (the “Separation”) have been retrospectively reflected as though it had occurred effective January 1, 2015, with the exception of the debt owing to FCA and subsequent refinancing, which were reflected from the dates on which they occurred. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries. See “Item 4.A. History and Development of the Company” for additional details regarding the Separation.
The following information should be read in conjunction with “Note on Presentation”, “Item 3.D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this document. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the years ended December 31,
	2019	2018	2017	2016	2015
	(€ million, except per share data)
Net revenues	3,766	3,420	3,417	3,105	2,854
EBIT	917	826	775	595	444
Profit before taxes	875	803	746	567	434
Net profit	699	787	537	400	290
Net profit attributable to:
Owners of the parent	696	785	535	399	288
Non-controlling interests	3	2	2	1	2
Basic earnings per common share (€) (1) (2)	3.73	4.16	2.83	2.11	1.52
Diluted earnings per common share (€) (1) (2) (3)	3.71	4.14	2.82	2.11	1.52
Dividend approved per common share (€) (4) (5)	1.03	0.71	—	—	—
Dividend approved per common share ($) (4) (5) (6)	1.16	0.88	—	—	—
Distribution approved per common share (€) (7) (8)	—	—	0.635	0.46	—
Distribution approved per common share ($) (6) (7) (8)	—	—	0.682	0.52	—
_____________________________

(1)	For 2015, retrospectively reflects the issuance of 188,923,499 common shares as if the Separation had occurred on January 1, 2015. See also Note 12 to the Consolidated Financial Statements.

(2)
The increase in the basic and diluted earnings per common share in 2018 compared to 2017 includes the effects of applying the Patent Box tax regime starting in the third quarter of 2018. See Adjusted Basic and Diluted Earnings per Common Share for 2018 in the section “Non-GAAP Financial Measures” as well as Note 10 to the Consolidated Financial Statements, both included elsewhere in this document, for additional information.

(3)
In order to calculate the diluted earnings per common share the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of (i) the potential common shares that would have been issued under the equity incentive plan for the years ended December 31, 2019, 2018 and 2017 (assuming 100 percent of the related awards vested), and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement for the years ended December 31, 2017 and 2016. For the year ended December 31, 2015 there were no potentially dilutive instruments. See Note 12 to the Consolidated Financial Statements for additional information.

(4)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per outstanding common share was approved, corresponding to a total distribution of €193 million. The distribution was made from the retained earnings reserve.

(5)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per outstanding common share was approved, corresponding to a total distribution of €134 million. The distribution was made from the retained earnings reserve.

(6)
Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

(7)	Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per outstanding common share was approved, corresponding to a total distribution of €120 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

(8)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, a cash distribution of €0.46 per outstanding common share was approved, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At December 31,
	2019	2018	2017	2016	2015
	(€ million, except number of shares issued)
Cash and cash equivalents	898	794	648	458	183
Deposits in FCA Group cash management pools (1)	—	—	—	—	139
Total assets	5,446	4,852	4,141	3,850	3,875
Debt	2,090	1,927	1,806	1,848	2,260
Total equity/(deficit) (2)	1,487	1,354	784	330	(19)
Equity/(Deficit) attributable to owners of the parent	1,481	1,349	779	325	(25)
Non-controlling interests	6	5	5	5	6
Share capital	3	3	3	3	4
Common shares issued and outstanding (in thousands of shares) (3)	185,283	187,921	188,954	188,923	188,923
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

(2)	The deficit at December 31, 2015 is a result of the effects of the restructuring activities undertaken as part of the Separation.

(3)
For 2015, the number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2015.

Other Statistical Information

	For the years ended December 31,
	2019	2018	2017	2016	2015
Shipments (number of cars)	10,131	9,251	8,398	8,014	7,664
Average number of employees for the period	4,164	3,651	3,336	3,115	2,954

B. Capitalization and Indebtedness
Not applicable.

C. Reason for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
We face a variety of risks and uncertainties in our business. Those described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
We may not succeed in preserving and enhancing the value of the Ferrari brand, which we depend upon to drive demand and revenues.
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. For example, the gradual expansion of hybrid engine and electric engine technology (already integrated in past models such as the LaFerrari and the LaFerrari Aperta, as well as in the new SF90 Stradale) will introduce a notable change in the overall driver experience compared to the combustion engine cars of our models to date. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.
We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected. In addition, we have recently announced a brand diversification strategy that will significantly increase the deployment of our brand in non-car products and experiences. If this strategy is not successful, our brand image may be diluted or tainted.
Our brand image depends in part on the success of our Formula 1 racing team.
The prestige, identity, and appeal of the Ferrari brand depend in part on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our sports, GT, special series and Icona cars, which also supports the appeal of other Ferrari-branded luxury goods. We have focused on restoring the success of our Formula 1 racing team as our most recent Drivers’ Championship and Constructors’ Championship were in 2007 and 2008, respectively. We are focused on improving our racing results and restoring our historical position as the premier racing team. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.
The success of our racing team depends in particular on our ability to attract and retain top drivers, racing team management and engineering talent. Our primary Formula 1 drivers, team managers and other key employees of Scuderia Ferrari are critical to the success of our racing team and if we were to lose their services, this could have a material adverse effect on the success of our racing team and correspondingly the Ferrari brand. If we are unable to find adequate replacements or to attract, retain and incentivize drivers and team managers, other key employees or new qualified personnel, the success of our racing team may suffer. As the success of our racing team forms a large part of our brand identity, a sustained period without racing success could detract from the Ferrari brand and, as a result, potential clients’ enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.
Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of hybrid and electric technology in our cars is costly and its long term success is uncertain”.
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
Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. We devote great efforts to the design of our cars and most of our current models are designed by the Ferrari Design Centre, our in-house design team. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.
The value of our brand depends in part on the automobile collector and enthusiast community.
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events) at our headquarters in Maranello and through our dealers, the Ferrari museums and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long term. The increase in the number of cars we produce relative to the number of automotive collectors and purchasers in the secondary market may adversely affect our cars’ value as collectible items and in the secondary market more broadly.
If there is a change in collector appetite or damage to the Ferrari brand, our ties to, and the support we receive from, this community may be diminished. Such a loss of enthusiasm for our cars from the automotive collectors’ community could harm the perception of the Ferrari brand and adversely impact our sales and profitability.
Our business is subject to changes in client preferences and trends in the automotive and luxury industries.
Our continued success depends in part on our ability to originate and define products and trends in the automotive and luxury industries, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of hybrid and electric technology in our cars is costly and its long term success is uncertain”. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. We will encounter this risk, for example, as we introduce the Purosangue, a luxury high performance vehicle within the GT range that we are developing and will launch in the coming years. Furthermore this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.
Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The market in which we sell our cars is subject to volatility in demand. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in downward price pressure and adversely affect our business, operating results and financial condition. The impact of a luxury market downturn may be particularly pronounced for the most expensive among our car models, which generate a more than proportionate amount of our profits, therefore exacerbating the impact on our results. In addition, these effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.
We face competition in the luxury performance car industry.
We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. In addition, several other manufacturers have recently entered or are attempting to enter the upper end of the luxury performance car market, thereby increasing competition. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars, our reputation for quality and the driving experience for our customers. If we are unable to compete successfully, our business, results of operations and financial condition could be adversely affected.
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
Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we plan to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. At our Capital Markets Day in September 2018, we announced our plan to introduce 15 new models in the 2019-2022 period (which is unprecedented for Ferrari over a similar time period), including the Icona limited editions, a new concept that takes inspiration from our iconic cars of the past and interprets them in a modern way with innovative technology and materials. In the GT range, we are developing a luxury high performance vehicle, the Purosangue, and we are planning a new line of cars powered by V6 engines. In addition, we will gradually but rapidly expand the use of hybrid and electric technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.
Our growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands on us by requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion also increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficient skilled management, technical and marketing personnel. If we are unable to manage these risks or meet these demands, our growth prospects and our business, results of operations and financial condition could be adversely affected.

We continuously improve our international network footprint and skill set. We also plan to open additional retail stores in international markets. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors. Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.
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
Consequently, if our international expansion plans are unsuccessful, our business, results of operations and financial condition could be materially adversely affected.
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
On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, we increase our focus on GT cars, and our product portfolio evolves with a broader product range. We sold 10,131 cars in 2019, compared to 7,255 cars in 2014, and sales are expected to continue to increase gradually.
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
We depend on the sales of a small number of car models to generate our revenues. Our current product range consists of nine range models (including five sports cars and four GT cars) and two special series cars, as well as our limited edition Icona cars. While we anticipate significantly expanding our car offerings as part of our growth strategy, through our previously announced plan to introduce 15 new products in the 2019-2022 period, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our “special series” and limited edition cars (including the Icona limited editions) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars that will sustain sales growth in the future.
Global economic conditions and macro events may adversely affect us.
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
We are also susceptible to risks relating to epidemics and pandemics of diseases. For example, the recent outbreak of coronavirus COVID-19 (“Coronavirus”), a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions regionally as well as globally, disrupt supply chains and otherwise impact operations. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our end markets, supply chain or operations; however, the effect on our results may be material and adverse.
We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. The EU economies in particular suffered a prolonged period of slow growth since the 2008 financial crisis. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions, such as in the United Kingdom following the referendum in 2016 to leave the European Union (see further “We may be adversely affected by the UK determination to leave the European Union (Brexit)”) create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies may have an adverse effect on our business, financial condition and results of operations. Although China only represents approximately 9 percent of our net revenues and a limited proportion of our growth in the short term, slowing economic conditions in China may adversely affect our revenues in that region. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in China and other growth and emerging markets may adversely affect our business”.
Developments in China and other growth and emerging markets may adversely affect our business.
We operate in a number of growth and emerging markets, both directly and through our dealers. We believe we have potential for further success in new geographies, in particular in China, but also more generally in Asia, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth in these emerging markets will be sustained. For example, rising geopolitical tensions and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term. See “Global economic conditions and macro events may adversely affect us” for a discussion of the recent Coronavirus outbreak, which, for example, may negatively affect sales of our cars in Hong Kong and China in the coming periods.
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
Maintaining and strengthening our position in these growth and emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions and macro events may adversely affect us”.

We may be adversely affected by the UK determination to leave the European Union (Brexit).
In a June 23, 2016 referendum, the United Kingdom voted to terminate the UK’s membership in the European Union (“Brexit”). The UK ceased to be a member of the European Union on January 31, 2020, opening the transition period that is currently set to last until December 31, 2020, during which the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states in the EU, will be negotiated. Any effect of Brexit is expected to depend on the agreements, if any, that may be negotiated between the UK and the EU with respect to reciprocal market access and custom arrangements, during the transitional period and more permanently. Failure to reach appropriate agreements could adversely affect European or worldwide economic or market conditions. It is possible that there will be greater restrictions on imports and exports between the UK and European Union countries and increased regulatory complexities which may prove challenging and costly. The UK’s withdrawal from the EU could also negatively impact economic conditions in Europe more generally, which in turn could adversely impact global economic conditions. For instance, the negotiating process surrounding the terms of the departure of the UK from the EU may continue to contribute to significant volatility in exchange rates, wider risks to supply chains across the European Union and ultimately lead to changes in market access or trading terms, including to customs duties, tariffs and/or industry-specific requirements and regulations and generally increased legal and regulatory complexity and costs. In 2019, approximately 10 percent of our cars and spare parts net revenues were generated in the UK; therefore, any material adverse effect of Brexit on global or regional economic or market conditions could adversely affect our business, results of operations and financial condition as customers may reduce or delay spending decisions on our products.
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
Our business depends on a significant number of suppliers, which provide the raw materials, components, parts and systems we require to manufacture cars and parts and to operate our business. We use a variety of raw materials in our business, including aluminum, and precious metals such as palladium and rhodium. We source materials from a limited number of suppliers. We cannot guarantee that we will be able to maintain access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. In addition, prices for these raw materials fluctuate and while we seek to manage this exposure, we may not be successful in mitigating these risks.
As with raw materials, we are also at risk of supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. In the future, we will also require a greater number of components for hybrid and electric engines as we introduce hybrid and electric technology in our cars, and we expect producers of these components will be called upon to increase the levels of supply as the shift to hybrid or electric technology gathers pace in the industry. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.
While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars. For example, defective airbags manufactured by Takata Corporation (“Takata”), our former principal supplier of airbags, have led to widespread recalls by several automotive manufacturers starting in 2015, including us (see further “Car recalls may be costly and may harm our reputation”; see also “Item 4.B. Business Overview—Regulatory Matters—Vehicle safety”). Following the acquisition of Takata by Key Safety Systems (“KSS”) in April 2018, Joyson Safety Systems, which is the combined company of Takata and KSS following the acquisition, is our principal supplier of the airbags installed in our cars. Failure by Joyson Safety Systems to continue the supply of airbags may cause significant disruption to our operations.
In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, as was the case in 2012 following the earthquake in the Emilia Romagna region of Italy. If any further major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. See “Global economic conditions and macro events may adversely affect us” for a discussion of the recent Coronavirus outbreak, which may affect our supply chain directly or indirectly dependent on certain Chinese supplies. As a consequence, should the current disruption in Chinese industrial activity and logistics persist or deteriorate, this may disrupt and potentially halt our production temporarily unless alternative supplies are secured.
Changes in our supply chain have in the past resulted and may in the future result in increased costs and delays in car production. We have also experienced cost increases from certain suppliers in order to meet our quality targets and development timelines and because of design changes that we have made, and we may experience similar cost increases in the future. We are negotiating with existing suppliers for cost reductions, seeking new and less expensive suppliers for certain parts, and attempting to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs while maintaining a stable source of high quality supplies, our operating results will suffer. Additionally, cost reduction efforts may disrupt our normal production processes, thereby harming the quality or volume of our production.
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

Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for a day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may stop or delay production and shipment of our cars. See “Global economic conditions and macro events may adversely affect us” for a discussion of the recent Coronavirus outbreak. As such damage from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.
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
In connection with our new brand diversification strategy, we expect to streamline our existing arrangements with licensing partners and decrease the volume of licensing business. This may adversely affect our results from brand activities, particularly in the short to medium term while our broader brand diversification strategy is carried out.
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
We may fail to adequately protect our intellectual and industrial property rights against infringement or misappropriation by third parties.
Our success and competitive positioning depend on, among other factors, our registered intellectual property rights, as well as other industrial or intellectual property rights, including confidential know-how, trade secrets, database rights and copyrights. To protect our intellectual property, we rely on intellectual property laws, agreements for the protection of trade secrets, confidentiality and non-disclosure agreements, and other contractual means. Such measures, however, may be inadequate and our intellectual property rights may be infringed or challenged by third parties, and our confidential know-how or trade secrets could be misappropriated or disclosed to the public without our consent. Consultants, vendors and current and former employees, for example, could violate their confidentiality obligations and restrictions on the use of Ferrari’s intellectual property. Ferrari may not be able to prevent such infringements, misappropriations or disclosures, with potential adverse effects on our brand, reputation and business. In particular, our components may be subject to product piracy, where our components are counterfeited, which may result in reputational risk for Ferrari. The risks described above arise particularly in our Brand activities (see “Item 4.B. Business Overview—Brand activities”).

If we fail to adequately protect our intellectual property rights, this may adversely affect our results of operations and financial condition, as other manufacturers may be able to manufacture similar products at lower cost, with adverse effects on our competitive position. In addition, counterfeited products, or products illegally branded as “Ferrari”, may damage our brand. In addition, we may incur high costs in reacting to infringements or misappropriations of our intellectual property rights.
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
On October 31, 2019, the World Council (Formula 1’s legislative body) approved new technical, sporting and financial rules, following the extensive talks held in the past two years among the owners of the Formula 1 business and all teams with regards to the arrangements relating to the participation of Ferrari and the other teams competing in the championship in the period following the 2020 expiration of the current arrangements between racing teams and the operator of Formula 1. The new rules, which will come into effect in 2021, provide for, among other things, a new car design, a cap of $175 million per year for all costs and expenses covering on-track performance (excluding, among others, the activities to enable the supply of power units, marketing costs, drivers’ salaries and the top three personnel at each team), limits on car upgrades over race weekends, restrictions on the number of times that certain components can be replaced during a race and the standardization of certain parts. While the new rules approved by the World Council may be subject to further changes during the course of 2020, the final set of rules that will become applicable as of 2021 will require significant changes to our racing cars, processes and operations. These changes may result in adverse effects on our revenues and results of operations. In particular, the new cap on expenses will affect the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources.
Engine production revenues are dependent on Maserati’s ability to sell its cars.

We produce V8 and V6 engines for Maserati. We have a multi-year arrangement with Maserati to provide V6 engines through 2020, which may be followed by further production runs in future periods. While Maserati is required to compensate us for certain production costs, we may incur penalties from our suppliers. In the event that the sales of Maserati cars decline, or do not increase at the expected rate, such an event would adversely affect our revenues from the sale of engines.
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
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet, by 2021, alternative targets for our fleet of EU-registered vehicles. Despite global shipments exceeding 10,000 vehicles in 2019, Ferrari still qualifies as an SVM under EU regulations, since its total number of registered vehicles in the EU per year is less than 10,000 vehicles.
In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average greenhouse gas (“GHG”) and fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. Since Ferrari is considered to be an SVM under EPA GHG regulations (as it produces less than 5,000 vehicles per model year for the US market), we expect to benefit from a derogation from currently applicable standards. We have also petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. In September 2016 we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally and we proposed alternative CAFE standards for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. NHTSA have not yet responded to our petition. If our petitions are rejected, we will not be able to benefit from the more favorable CAFE standards levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards. Starting from 2019, we are no longer considered to be an SVM by NHTSA, because our global production exceeded 10,000 vehicles, and therefore we may be required to purchase further CAFE credits.
In the United States, considerable uncertainty is associated with emissions regulations under the current administration. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. In August 2018 the NHTSA and the EPA issued a common proposal, the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule for model years 2021-2026 Passenger Cars and Light Trucks” (SAFE Vehicles Rule). The SAFE Vehicles Rule, if finalized, would amend certain existing Corporate Average Fuel Economy (CAFE) and tailpipe carbon dioxide emissions standards for passenger cars and light trucks and establish new standards, all covering model years 2021 through 2026. The authorities’ stated preferred alternative is to retain the model year 2020 standards (specifically, the footprint target curves for passenger cars and light trucks) for both programs through model year 2026, but comment has been sought on a range of alternatives. The SAFE Vehicles Rule has not been adopted in final form as of the date of this filing.
In the state of California (which has been granted special authority under the Clean Air Act to set its own vehicle emission standards), the California Air Resources Board (“CARB”) has enacted regulations under which manufacturers of vehicles for model years 2012 through 2025 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” option). The SAFE Vehicles Rule mentioned above proposes to withdraw the waiver granted to California under the Clean Air Act to establish more stringent standards for vehicle emissions that are applicable to model years 2021 through 2025. In response to the proposed California waiver withdrawal, on December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed-to-comply” provision shall not be available for model years 2021-2025 if the EPA standards for those years are altered via an amendment of federal regulations. On September 19, 2019, NHTSA and EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). The two agencies indicated that they anticipate issuing a final rule on standards in the near future. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.
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
Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage IV fuel consumption regulation targets a national average fuel consumption of 5.0L/100km by 2020, and the Stage V regulation, issued on December 31, 2019, targets a national average fuel consumption of 4.0 l/100km by 2025.
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
We have lost our status as an SVM for NHSTA in 2019, because our global production exceeded 10,000 vehicles, but we have not lost our SVM status for EU regulations or for EPA GHG regulations in the United States. We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.
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
In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibilities for SVMs (defined as manufacturers with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. An update of the Administrative Measures on CAFC and NEV credits is awaited, following the adoption of the Stage V fuel consumption regulation. Because our CAFC is expected to exceed the regulatory ceiling, we will be required to purchase NEV credits. There is no assurance that an adequate market for NEV credits will develop in China and if we are not able to secure sufficient NEV credits this may adversely affect our business in China.
To comply with current and future environmental rules related to both fuel economy and pollutant emissions in all markets in which we sell our cars, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.
The introduction of hybrid and electric technology in our cars is costly and its long term success is uncertain.
We are gradually but rapidly introducing hybrid and electric technology in our cars. In accordance with our strategy, we believe hybrid and electric technology will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent GT cars purchasers whom we are increasingly targeting, while helping us meet increasingly stricter emissions requirements.

In 2019, we launched the SF90 Stradale (shipments of which are expected to begin in 2020), the first series production Ferrari to feature Plug-in Hybrid Electric Vehicle (PHEV) architecture, integrating the internal combustion engine with three electric motors. Some of our past models, such as LaFerrari and LaFerrari Aperta, have also included hybrid technology. The integration of hybrid and electric technology more broadly into our car portfolio over time may present challenges and costs. We expect to increase R&D spending in the medium term particularly on hybrid and electric technology-related projects. Although we expect to price our hybrid and electric cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience, and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Other manufacturers of luxury sports cars may be more successful in implementing hybrid and electric technology. In the long term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience, hybrid and pure electric cars may become the prevalent technology for performance sports cars thereby displacing combustion engine models. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.”
Because hybrid and electric technology is a core component of our strategy, and we expect that a significant portion of our shipments in the medium term will consist of vehicles that feature hybrid and electric technology, if the introduction of hybrid and electric cars proves too costly or is unsuccessful in the market, our business and results of operations could be materially adversely affected.

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

We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in the course of 2015 and 2016, we issued a series of recalls relating to defective air bags manufactured by Takata and installed on certain of our models. Also in light of uncertainties in our ability to recover the recall costs from Takata (which filed for bankruptcy in June 2017), we recorded a provision regarding this matter in the second quarter of 2016 for an amount of €37 million. This provision amounted to €16 million as of December 31, 2019. For a description of these and other recent recalls, see “Item 4.B. Business Overview—Regulatory Matters—Vehicle safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. Any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

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
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, with the consequence that such cyber incidents may remain undetected for long periods of time. For any of these reasons, we may experience system malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we periodically assess and implement actions to ameliorate risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees.
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
As of December 31, 2019, our gross consolidated debt was approximately €2,090 million (which includes our financial services). See “Item 5.B. Liquidity and Capital Resources”. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

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
In most markets, we rely either on controlled or associated finance companies or on commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail clients. Finance companies are subject to various risks that could negatively affect their ability to provide financing services at competitive rates, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies or defaults;

•	higher than expected car return rates and the residual value performance of cars they lease; and

•	fluctuations in interest rates and currency exchange rates.

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. At December 31, 2019, an amount of $886 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Item 5.B. Liquidity and Capital Resources”. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our wholesale financing business would become more difficult and expensive and our financial condition may be adversely affected.
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. For example, the U.S. Dollar remained relatively stable during the course of 2019, while the pound sterling remained subject to some volatility against the Euro, with an initial depreciation against the Euro followed by a reversal in trend in the second half of the year. If the U.S. Dollar were to depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. Foreign exchange volatility remained low in early 2020 and the Euro has not experienced any significant appreciation versus the main currencies to which Ferrari is exposed. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Item 5. “Operating and Financial Review, Trends, Uncertainties and Opportunities”.
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
Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. In addition, in the last months of 2018, the United States administration declared that it is considering imposing new tariffs on imported cars; such decision was again postponed in May 2019, and a final decision has not been made by the United States administration to date. Considerable uncertainty surrounds the introduction and scope of tariffs by the United States or other countries, as well as the potential for additional trade actions by the United States or other countries. The impact of any such tariffs on our operations and results is uncertain and could be significant, and we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design phase of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally, or any decisions by policymakers to implement taxes on luxury automobiles, could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.
If we were to lose our Authorized Economic Operator certificate, we may be required to modify our current business practices and to incur increased costs, as well as experience shipment delays.
Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we applied for, and currently hold, the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. The AEO certificate was subject to mandatory audit review in 2019 and renewal of the AEO certification was obtained. If we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.

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
Exor N.V. (“Exor”) is our largest shareholder, holding approximately 24.0 percent of our outstanding common shares and approximately 35.8 percent of our voting power (as of February 7, 2020). Therefore, Exor has a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 7, 2020, Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.2 percent of our outstanding common shares and approximately 15.2 percent of voting interest in us (as of February 7, 2020). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, he also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.
We may have potential conflicts of interest with FCA and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and FCA, our former largest shareholder, in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and FCA. For example, Mr. John Elkann, our Executive Chairman, is the Chairman and an executive director of FCA and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of FCA or Exor, our and FCA’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 24.0 percent of our outstanding common shares and approximately 35.8 percent of the voting power in us (as of February 7, 2020), while it holds approximately 29.0 percent of the outstanding common shares and approximately 42.1 percent of the voting power in FCA (based on SEC filings). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the FCA Group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and FCA or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 7, 2020, Exor had approximately 24.0 percent of our outstanding common shares and a voting interest in Ferrari of approximately 35.8 percent. As of February 7, 2020, Piero Ferrari held approximately 10.2 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, had approximately 15.2 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares”.
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
Our shares are listed on both the New York Stock Exchange (“NYSE”) and the Mercato Telematico Azionario (“MTA”). The dual listing of our common shares may split trading between the NYSE and the MTA, adversely affect the liquidity of the shares and the development of an active trading market for our common shares in one or both markets and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.

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
Although the Italian tax authorities confirmed in a positive advance tax ruling issued on October 9, 2015 that the demergers and the Merger that was carried out in connection with the Separation would be respected as tax-free, neutral transactions from an Italian income tax perspective, under Italian tax law we may still be held jointly and severally liable, as a result of the combined application of the rules governing the allocation of tax liabilities in case of demergers and mergers, with FCA for taxes, penalties, interest and any other tax liability arising in the actions of FCA because of violations of its tax obligations related to tax years prior to the two Demergers described in the section “Item 4.A. History and Development of the Company”.
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
We currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses and for the investments on manufacturing equipment (available until fiscal year 2019 according to current regulations), which result in a tax saving. Law no. 160/2019 or “Budget Law 2020”, introduced new rules relating to tax breaks. In particular the hyper- and super-depreciation have been modified into a tax credit for the purchase of new capital assets. The Budget Law 2020 also introduced new tax credits for (i) technological innovation and ecological transition, and (ii) the design and creation of new products and samples.
These new measures continue to mitigate the amount of taxes due in Italy. Significant changes in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges.
Italian Law No. 190 of December 2014, as subsequently amended and supplemented (Finance Act 2015) introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. In September 2018 we received the mandatory ruling from the Italian tax authorities according to which we are able to significantly reduce our tax expenses. The ruling covers the period starting from 2015 and it remains in force until fiscal year 2019. The Group is progressing with the required activities to apply the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. The amount of the related tax benefits (if any) that the Group may receive from the tax regime remains subject to uncertainty.

Item 4. Information on the Company

A. History and Development of the Company
Ferrari was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 with an indefinite duration. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands, and our corporate address and principal place of business are located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Dutch Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111. The name and address of the Company’s agent in the United States is: Ferrari North America, Inc., 250 Sylvan Avenue, Englewood Cliffs, NJ 07632. Its telephone number is +1 (201) 816 2600.
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
The Fiat group acquired a 50 percent stake in Ferrari S.p.A. in 1969 and increased its stake to 90 percent in 1988 following the death of Enzo Ferrari, with the remaining 10 percent held by Enzo Ferrari’s son, Piero Ferrari.
Ferrari became an independent, publicly traded company following its separation from FCA (the “Separation”), which was completed on January 3, 2016 and occurred through a series of transactions including (i) an intragroup restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange in October 2015 under the ticker symbol RACE, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. On January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 166 authorized dealers operating 187 points of sale as of the end of 2019.
We believe our cars are the epitome of performance, luxury and styling. Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona, a line of modern cars inspired by our iconic cars of the past. Our current product range (including cars presented in 2019, for which shipments will commence in 2020) is comprised of five sports cars (SF90 Stradale, F8 Tributo, F8 Spider, 812 Superfast and 812 GTS), four GT cars (Ferrari Roma, Ferrari Portofino, GTC4Lusso and GTC4Lusso T) and two special series cars (488 Pista and 488 Pista Spider), as well as two versions of our first Icona car, the Ferrari Monza SP1 and the Ferrari Monza SP2. We also produce limited edition hypercars, fuori serie and one-off cars. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. In 2019, we unveiled the SF90 Stradale (our first series production Plug-in Hybrid Electric Vehicle (PHEV)), the F8 Tributo, the F8 Spider, the 812 GTS and the Ferrari Roma, with shipments of the F8 Tributo commencing in the fourth quarter of 2019 and shipments of the other cars expected to commence in 2020.

In 2019, we shipped 10,131 cars and recorded net revenues of €3,766 million, EBIT of €917 million, net profit of €699 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,269 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP measures we present, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, Mainland China, Hong Kong and Taiwan, and Rest of APAC, representing respectively 48.3 percent, 28.6 percent, 8.3 percent and 14.8 percent of units shipped in 2019.

We focus our marketing and promotion efforts in the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 405.5 million unique television viewers in 2019 in the top 20* markets (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 20 Ferrari-owned stores and 24 franchised stores (including 15 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts.

__________________________

(*)     Top 20 markets are, in alphabetical order, Australia, Austria, Belgium, Brazil, China, Finland, France, Germany, Greece, Italy, Mexico, Netherlands, Pan Africa, Pan Latin America, Pan Middle East, Pan Russia, Poland, Russia, United Kingdom and United States.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the growth of the premium luxury market. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

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
Following the sharp recession of 2008-2009, the luxury performance car market has been resilient to further economic downturns and stagnation in the broader economy, also a result of the increase of new product launches. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are all produced by established European manufacturers. In turn, the changing demographic of customers and potential customers is driving an evolution towards luxury performance cars more suited to an urban, daily use.
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
Growing environmental concerns are leading to the implementation of increasingly stringent emissions regulations and an increase in demand for both hybrid and electric vehicles. Cost and limited charging infrastructure are currently limiting factors in the demand for electric vehicles, but advancements in battery technology in coming years are expected to boost sales of hybrid and electric high performance luxury vehicles, although at a slower pace compared to mass market vehicles. The ability to combine driving experience with hybrid and electric technology will be key for the commercial success of high performance luxury vehicles.

•	Ferrari and Luxury Performance Car Industry data are updated to December 31, 2019.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•
Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 87% of the total Ferrari shipments in 2019).

•
Data for the Luxury Performance Car Industry based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.

As shown in the chart above, our volumes in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

    In 2019, our volumes in the largest 22 markets slightly increased compared to 2018, primarily driven by contribution from our range models. In 2019, we had a market share of 23 percent in the luxury performance car market; with 25 percent of market share in the sports car segment and 19 percent of market share in the GT segment.

The chart below sets forth our market shares in 2019 based on volumes in our largest 22 markets by geographical area.

Ferrari and Luxury Performance Car Industry data are updated to December 31, 2019.

•
Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Lamborghini, McLaren, Mercedes Benz, Porsche and Rolls-Royce.

•
Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 87% of the total Ferrari shipments in 2019).

•
Data for the Luxury Performance Car Industry based on units registered (Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.

•	Ferrari is market leader in several countries, including France, Italy, Mainland China, Japan and South Korea, among others.

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

Our sports car models are the F8 Tributo, the F8 Spider, the 812 Superfast, the 812 GTS and our first series production Plug-in Hybrid Electric Vehicle (PHEV), the SF90 Stradale, as well as our latest special series models, the 488 Pista and 488 Pista Spider, and our principal competitors are Lamborghini, McLaren, Ford, Honda, Porsche, Mercedes, Aston Martin and Audi. Our GT range models are the Ferrari Portofino, the GTC4Lusso, the GTC4Lusso T, and the most-recent, the Ferrari Roma, and our principal competitors are Rolls-Royce, Bentley, BMW, Aston Martin and Mercedes.

In recent years, the market has shifted somewhat with an increased focus on the GT cars segment and the lower priced range of the sports car market, with larger automotive groups expanding their offering of premium cars to enter the luxury performance car market.

Competition in the luxury performance car market is driven by the strength of the brand and the appeal of the products in terms of performance, styling, novelty and innovation as well as on the manufacturers’ ability to renew its product offerings regularly in order to continue to stimulate customer demand.

Competition among similarly positioned luxury performance cars is also driven by price and total cost of ownership. Resilience of the car value after a period of ownership is an important competitive dimension among similarly positioned luxury cars, as a higher resilience decreases the total cost of ownership and promotes repeat purchases: we believe this is a strong competitive advantage of Ferrari cars.

Sports and GT Range, Special Series and Icona: Ferrari Line-Up Strategic Pillars
Our product offering comprises four main strategic pillars: the sports range, the GT range, special series and Icona. Our current product range includes five sports cars, four GT cars and two special series cars, as well as our Icona cars, introduced in September 2018 with the Ferrari Monza SP1 and SP2. We target end clients seeking high performance cars with distinctive design and state of the art technology. Our broad model range is designed to fulfill the strategy of “Different Ferrari for different Ferraristi, different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of new customer segments (in terms of sportiness, comfort, on-board space, design) and that can allow our existing clients to use a Ferrari in every moment of their lives. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), technologies (atmospheric, turbo-charged, hybrid, electric), body styles (such as coupes and spiders), and seats (2 seaters, 2+2 seaters and 4 seaters).
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

The charts below set forth the percentage of our unit shipments (excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars) for the years ended December 31, 2019, 2018 and 2017 by pillar:
__________________________
(*)     Includes shipments of the LaFerrari and LaFerrari Aperta.
(**) Shipments of Icona cars commenced in 2019, and contributed to less than 1 percent of our shipments for that year.

The table and charts below set forth our unit shipments(1) for the years ended December 31, 2019, 2018 and 2017, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2019	%	2018	%	2017	%
EMEA
UK	1,120	11.1%	981	10.6%	843	10.0%
Germany	967	9.5%	803	8.7%	710	8.5%
Italy	559	5.5%	479	5.2%	417	5.0%
Switzerland	454	4.5%	380	4.1%	339	4.0%
France	452	4.5%	399	4.3%	346	4.1%
Middle East(2)	309	3.1%	326	3.5%	331	3.9%
Other EMEA(3)	1,034	10.1%	859	9.3%	751	9.0%
Total EMEA	4,895	48.3%	4,227	45.7%	3,737	44.5%
Americas(4)	2,900	28.6%	3,000	32.4%	2,811	33.5%
Mainland China, Hong Kong and Taiwan	836	8.3%	695	7.5%	617	7.3%
Rest of APAC(5)	1,500	14.8%	1,329	14.4%	1,233	14.7%
Total	10,131	100.0%	9,251	100.0%	8,398	100.0%
__________________________

(1)	Excluding the XX Progamme, racing cars, Fuori Serie, one-off and pre-owned cars

(2)	Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait

(3)	Rest of EMEA includes Africa and the other European markets not separately identified

(4)	Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America

(5)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Sports Range
Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state of the art vehicle dynamics components and controls. In our sports car class, we offer five models: the SF90 Stradale, our first series production car which features PHEV technology that combines a V8 engine (780 hp) with three electric motors that allow the car to reach 1000 hp; the F8 Tributo and the F8 Spider are equipped with a mid-rear V8 engine (720 hp), a 4 time winner of the engine of the year award; the 812 Superfast and the 812 GTS are equipped with a front V12 engine (800 hp).
GT Range

Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and on-board life quality. In our GT class, we offer three models equipped with our V8 engine, the Ferrari Roma (620 hp), combining sportiness and elegant design; the Ferrari Portofino (600 hp) and the GTC4Lusso T (610 hp), the first Ferrari 4 seater equipped with a V8 turbo engine. We also offer one GT model equipped with our V12 engine, the GTC4Lusso (690 hp), our sport-luxury 4 seater and 4 wheel drive.
The following picture depicts the four dimensions of our customer value proposition for our sports and GT range models:

CUSTOMER VALUE PROPOSITION

SPORTINESS
F8 TRIBUTO
SF90 STRADALE
Portofino
812 superfast
COMFORT & VERSATILITY
PERFORMANCE
GTC4LUSSO
Roma
ELEGANCE

Special Series
From time to time, we also design, engineer and produce special series cars which can be limited in time or volume and are usually based on our range sports models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving emotions. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Our current special series cars are the 488 Pista, powered by a 720 hp V8 engine, and its retractable hard top version, the 488 Pista Spider (720 hp).
Icona
In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic cars of our history and reinterprets them in a modern fashion, pairing timeless design with state-of-the-art materials and technology. The first examples of this strictly limited-edition product line-up are the Ferrari Monza SP1 and SP2, which are inspired by the classic collectible barchetta cars, the 750Monza and 860Monza.
Limited Edition Hypercars, Fuori Serie and One-Offs

In line with our tradition of hypercars starting with the 288GTO in 1984 up to the Enzo in 2002 and the LaFerrari Aperta, our latest hypercar launched in 2016, we also produce limited edition hypercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design. Furthermore, in connection with certain events or celebrations, we also launch very limited edition cars (our fuori serie). These models can be offered globally, or may be limited to specific local markets. Based on an exotic product concept not available on the standard Ferrari model range, these cars feature completely unique design and specifications compared to our other models.

Finally, in order to meet the varying needs of our most loyal and discerning clients, we also produce a very limited number of one-off models. While based on the chassis and equipped with engines of one of the current range models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models emerged from our One-Off program include the SP12 EC (inspired by the 512 BB and created in 2011), the F12 TRS (a radical two-seat roadster created on the platform of the F12berlinetta in 2014), the SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40), the 458MM Speciale (the last mid rear model with a V8 natural aspirated engine in 2016) and the P80/C, a real track car taking inspiration from past Ferrari Sport Prototipo models.

Personalization Offer

All of our models feature highly customizable interior and exterior options, which are included in our personalization catalogue. Some of these options include performance contents like carbon fibre parts, carbon fibre wheels, titanium exhaust systems, alternative brake caliper colors, parking cameras, MagneRide dual mode suspension, panoramic roof option, various door panel configurations, steering wheel inserts and state of the art custom high fidelity sound systems. Commencing with the the SF90 Stradale, we have also introduced the “Assetto Fiorano” configuration, which provides numerous exclusive features for those who seek radical performance and design.

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
In 2010 we established the Ferrari Design Centre, our in-house design department, with the objective of improving control over the entire design process and ensuring long-term continuity of the Ferrari style. The mission of the Ferrari Design Centre is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works from Ferrari Design Centre (see “—Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the GT and sports car range special editions, limited editions, Iconas, one-off models, concept cars and some track-only models. Ferrari Design also includes a Color & Trim unit which manages the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the Product Marketing department. Ferrari Design is also involved in the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”). In 2019, we created the Advanced Design team, a laboratory that aims at defining the brand's design vision, developing new concepts and formal languages through so far unexplored methods and tools, and trying to achieve simplification and formal purity while staying true to the Ferrari DNA which has characterized its history.
Ferrari Design is organized as an integrated automotive design studio, employing a total workforce of approximately 110 people (full-time workers as well as external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.
In September 2018 we opened a new building for the Ferrari Design Centre, which is our first facility fully dedicated to the Ferrari Design. The new building hosts two Ateliers and the Tailor Made department to engage clients with Ferrari’s rich personalization services. The Ferrari Design Centre entirely designed our most recent cars, including the Ferrari Roma, the SF90 Stradale, the F8 Tributo and F8 Spider, the 812 GTS and the Ferrari Monza SP1 and SP2.
During its 10 year history, the Ferrari Design Centre has received prestigious design awards for several cars it has designed, among which in the last 2 years:

•	Ferrari Monza SP2: The Most Beautiful Supercar of the Year - Festival Automobile International, Paris (2019);

•	488 Pista: iF Design Award (2019);

•	SP38: iF Design Award - Ferrari (2019);

•	Portofino: iF Design Award (2019); UIGA - Auto Europa Sportiva (2019);

•	Ferrari Monza SP1: iF Gold Design Award (2019); Red Dot Best of The Best (2019); 2019 Good Design Award;

•	488 Pista: Red Dot Design Award (2019);

•	SP38: Red Dot Design Award (2019);

•	SF90 Stradale: 2019 Good Design Award;

•	SP38: Design Award for Concept Cars & Prototypes - Concorso d’Eleganza Villa d’Este (2018)

•	Ferrari Portofino: Red Dot Best of the Best Award (2018)

•	812 Superfast: Red Dot Design Award (2018)

•	FXX K EVO: Red Dot Design Award (2018)

•	J50: iF Gold Design Award (2018)

•	LaFerrari Aperta: iF Design Award (2018)

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

Innovation principles

We believe there are five key guidelines to innovation at Ferrari: focus on the three key defining dimensions described above; leveraging on Formula 1 know-how; first mover positioning in core areas such powertrain and aerodynamics; customization of technologies available on the market (such as the turbo technology); and pursuit of synergies (arising from common architectures within our range). In addition to these internally driven factors, regulation is key in determining the direction of innovation.
Combustion engines

We believe internal combustion engines will remain important in Ferrari’s powertrain mix and therefore we continue to invest significantly in new combustion engine technologies and the development or use of bio-fuels. In 2018 we won the “Engine of the Year” award for the newest edition of our V8 turbocharged engine mounted on the 488 Pista.

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

In the future, we intend to use hybrid and electric technology, as well as Formula 1 technology, to increase specific power output without turbo lag.

We are deploying considerable resources for the development of hybrid and electric powertrains, which will be mounted on an increasingly larger proportion of our car models; this is intended to improve performance and driving experience while also satisfying customer preferences and regulatory requirements regarding emissions. With the SF90 Stradale we developed the first series production car in our range with Plug-in-Hybrid Electric Vehicle (PHEV) technology.
Architecture

In addition to engines, the other principal technical area we are focusing on is the architecture. Our architecture covers all principal technical specifications of future Ferrari models. We expect that innovation requirements will arise principally from: the evolution of engine families; the level of hybridization and electrification; modes of traction; the number of seats up to a real four-seater; and the body style, which will vary much more significantly than in the past in light of the introduction of the Purosangue.

We expect that our core architectures will be the rear‑mid‑engine architecture and the front‑mid‑engine architecture, each comprising several variants.

Rear-mid-engine architecture

The rear‑mid‑engine architecture is designed to integrate multiple power units with a higher specific power output than the 488 Pista. In this architecture, combustion engines can be combined with an electric motor to realize hybridization, including a battery to enable electric range. In combination, we have developed a new and highly innovative 8-shift double‑clutch transmission gearbox. Hybridization will impact the weight of engines and therefore we will deploy new lightweight technologies to compensate this impact. Package efficiency will also be key to achieve a compact car that reduces weight and inertia. In order to apply the architecture to different powertrains, the wheelbase may vary. The first example of this new architecture is the SF90 Stradale.

Front-mid-engine architecture

The front‑mid‑engine architecture, also a transaxle powertrain concept, is even more flexible than the rear-mid-engine architecture. This architecture is able to accommodate an all‑wheel‑drive powertrain, will allow for hybridization, and will have a flexible wheelbase suited to a variety of engines as well as seat configurations including two‑seaters and four‑seaters. It will be accessible, spacious and comfortable. Key to this architecture will be the new suspension systems we are developing, with a high range between comfort and sportiness.

New-generation human-machine interface

Particularly driven by growth in the GT segment, Ferrari has developed the next generation of human‑machine interface (HMI) technologies. Using state‑of‑the‑art technologies we will be guided by the Formula 1 derived concept of “eyes on the street, hands on the steering wheel”, for a focused, safe and enjoyable drive. The new HMI includes several new technologies, including a new head‑up display, a new innovative cluster, a new steering wheel that features new commands and a new infotainment system, as well as tools aimed at positively enhancing the passengers’ experience.
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
Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs - over 40,000 product identifier codes sourced from approximately 750 total suppliers - entailing complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello, and its management is outsourced to a third party logistics company.
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
Between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt and in recent years, we have continued to make significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state of the art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly.
As at December 31, 2019, our production processes employed over 1,720 engineers, technicians and other personnel (approximately 1,300 workers, including approximately 240 temporary production employees and approximately 180 white collar employees). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts to address special peaks in demand. Production could be increased even further with the introduction of a second shift on car assembly lines in addition to the single shift currently operated on the V8 Assembly line. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. In the past few years we have reduced our cycle time by approximately three percent per year. We are also committed to improve the reliability of our cars, reduce their defects, and optimize their finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinders heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinders heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, and our own shell and sand casting molds. Once all components are ready, engines are assembled, on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine goes to the test benches to ensure it delivers the expected performance; 10 - 20 percent of engines are also hot tested and measured for power and torque. In 2019 we produced an average of approximately 117 engines per day, including approximately 11 V12, 45 V8 (including 5 V8 turbo and 3 V8 aspirated for Maserati) and 61 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. The main components of body-shells are not manufactured internally but are sourced from manufacturers for chassis, bodies and carbon fiber parts. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 aluminium bodies. We carefully check the alignment of the various parts - most importantly the engine cover and the wings - with electronic templates and gauges. Our highly trained specialists also perform surface controls on the aluminum panels and eliminate any imperfections by either filing or panel beating. In our Scaglietti plant we also have a dedicated line for the assembly of a special carbon fiber body for the Ferrari Monza SP1 and SP2.
Painting
Our paint shop was inaugurated in 2004. When transferred to our paint shop, the bodies are mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140 degrees. Primers are then applied and fixed at 190 degrees until the completely grey body-shell is ready for painting. All body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural electrostatic properties) to clean off any dirt particles or impurities before painting. The painting process is automated for the larger surfaces, while it is done by hand for some other localized areas and in the summer of 2019, we replaced the robot which performs the application of the base coat. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2018 we substituted our clear coat with a new generation 2K (bi-component) transparent coat that allows us to decrease the temperature of the oven from 140°C to 90°C; this is a very innovative and unique process that allows us to simultaneously paint aluminum and carbon fiber parts.
Assembly Line and Final Checks
The final assembly of our cars takes place in Maranello in a building constructed in 2008. We have three different lines placed at ground level and the first floor of the building. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a specific sub-line. In 2018, the line on the first floor moved from one shift to two shifts. On the first floor there is also the assembly line of the Ferrari Monza SP1 and SP2.

Personalization and Road Tests
During the process of assembly of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports and GT, Special Series and Icona: Ferrari Line up Strategic Pillars—Personalization Offer ”). After the assembly phase, every car completes a 40-kilometer road test-drive.
Finishing and Cleaning
After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, check the whole car, polish and finish the bodies to give them their final appearance.
Manufacturing of Engines for Maserati
We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte and Levante (turbo engines), and the GranTurismo and the GranCabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production Process”). In 2019, we sold approximately 1,000 V8 turbo engines and approximately 800 V8 aspirated engines to Maserati. These were the last V8 aspirated engines to be sold to Maserati, as they have stopped the production of the GranTurismo and GranCabrio.
In 2011 we began producing a family of engines exclusively for Maserati, in much larger production volumes to be installed on the Quattroporte and Ghibli (mainly the F160 3.0-liter V6 Turbo engines), and in 2016 we started the production of F161 engines to be installed on the Levante, Maserati’s SUV. We have a multi-year arrangement with Maserati to provide V6 engines, up to 2020. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur, such as penalties from our suppliers, if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2019, we sold approximately 14,000 V6 engines to Maserati in four different versions, ranging from 330 hp to 450 hp.
In order to meet the V6 volumes and specifications requirements, in 2012 we built a dedicated assembly facility at Maranello with a much higher level of industrialization compared to production of our V12 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of F160 V6 and F161 V6 engines also differs from the strategy applicable to the production of Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Procurement”) and then assembled in Maranello on our highly automated V6 assembly line.
Procurement
We source a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. We recognize the contribution of our suppliers to our success in pursuing excellence in terms of luxury and performance, therefore we carefully select suppliers that are able to meet our high standards.
For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners”. We currently rely on several key strategic innovation partners, including for the supply of transmissions and brakes. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.
For the year ended December 31, 2019, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.

Sales and After-Sales
Our commercial team, which includes approximately 400 employees at December 31, 2019, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, which is also responsible for South Africa and India, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC (which includes the rest of Asia and Oceania).
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2019, our network comprised 166 dealers operating 187 points of sale.
We do not presently own dealerships and, while our strategy does not contemplate owning dealerships, we retain flexibility to adapt to evolving market requirements over time.

We believe that our careful and strict selection of the dealers that sell our cars is a key factor for promoting the integrity and success of our brand. Our selection criteria are based on the candidates’ reputation, financial stability and proven track records. We are also intent on selecting dealers who are able to provide a purchase and after-sales experience aimed at exceeding our clients’ high expectations. Furthermore, our dealers are committed to promote and market our cars in a manner intended to preserve the Ferrari brand integrity and to ensure the highest level of client satisfaction.
While dealers may hold multiple franchises, we enjoy a high degree of prominence and level of representation at each point of sale, where most of the client interface and retail experience is exclusive to Ferrari. Our network and business development team works with all dealers to ensure our operating standards are met. Our rigorous design, layout and corporate identity guidelines guarantee uniformity of the Ferrari image and client interface. Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. We train and monitor dealers intensively. We collect and observe data relating to their profitability and financial health in order to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our regional representatives visit dealerships regularly to monitor and measure performance and compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances, including failure to meet performance or financial standards, or failure to comply with our guidelines. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.
We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we provide direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).

The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 187 points of sale at December 31, 2019:
Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.5 percent of sales, and our 15 largest dealers representing 22.5 percent of sales.
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
Our 7 Year Maintenance Program (free of charge for customers since 2011 on any new cars) is offered to further strengthen customer retention in the official network and has been coupled with the possibility to extend the statutory warranty term of our standard warranty terms through the Power warranty coverage program up to the 15th year of life of the car.

After the 7th year of life, a car (if in perfect maintenance condition) can be included in the Main Power warranty coverage program (Maintenance and Power) through to the car’s 15th year of life. Between the 10th year of life and the Classiche eligibility (20 year old car) Ferrari provides its customers, in addition to standard maintenance items, also certain specific maintenance kits (Ferrari Premium) to preserve car performance and safety systems. When a car follows the full maintenance program up to the 20th year of life, it automatically obtains the Ferrari Classiche certification.
While we do not have any direct involvement in pre-owned car sales, we seek to support a healthy secondary market in order to promote the value of our brand, benefit our clients and facilitate sales of new cars. Our dealers provide an inspection service for clients seeking to sell their car which involves detailed checks on the car and a certification on which the client can rely, covering, among other things, the authenticity of the car, the conformity to original technical specifications, and the state of repair. Furthermore, we offer owners of classic Ferrari cars maintenance and restoration services through the 73 “Officina Ferrari Classiche” workshops, part of our service network.
In addition, owners of our classic cars can seek assistance in car and engine restorations at our Ferrari Classiche department in Maranello.

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
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2019, more than 70 percent of our new cars were sold to Ferrari owners.
By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari - from first contact, through purchasing decision process, to waiting-time management and ownership.
During the fourth quarter of 2019, we launched the MyFerrari App, an app created to enhance our clients’ connection to the Ferrari world through the direct distribution of tailored content. This new channel enables clients to directly access features and services, expanding their relationship with both the brand and their preferred official Ferrari dealer.
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

In May 2019, clients from all over the world were invited to the world premiere of our first series production Plug-in Hybrid Electric Vehicle (PHEV) - the SF90 Stradale - with a presentation and gala dinner hosted at the Fiorano race circuit.

In September 2019, Ferrari launched “Universo Ferrari” exhibition, the first ever immersive exhibition dedicated to the world of Ferrari, set in a dedicated location overlooking the Fiorano Circuit. This new event format hosted the premieres of two new Spider models - the 812 GTS and F8 Spider, and had over 14,000 attendees including clients, prospective clients, and fans.

In November 2019, clients were invited to the Stadio dei Marmi in Rome for the world premiere of the new Ferrari Roma, an event in the “La Nuova Dolce Vita” spirit of the new luxury model.

Driving events
Driving events serve the dual objective of allowing clients to enjoy the best emotions of driving a Ferrari, and to foster client loyalty and repeat purchases by creating enhanced opportunities to experience new Ferrari cars. The Ferrari community is a passionate group supported by a wide array of experiences tailored to the dreams of modern car owners, classic car connoisseurs, and racetrack enthusiasts.
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
In addition to on-track racing, we organize various on-the-road driving events, both under proprietary formats (Ferrari Cavalcade, including the Cavalcade Classiche and the International Edition) and with our own branded presence within established driving events. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars take part in their own dedicated competition before the start of the main racing events.
Another exclusive driving experience was initiated in October 2019, led by experts of the Ferrari Classiche Academy, and aimed at classic car enthusiasts and clients interested in learning more about Ferrari’s Classiche certification program and the storied archives at our Officine Classiche restoration department. The initiative also offers the opportunity to experience on-track driving of these celebrated models on our own Fiorano race circuit.
GT Racing activities
In addition to several track day activities, organized by local sales departments and dealers to allow clients to enjoy their cars on ad-hoc rented tracks, Ferrari has a central department responsible for professionally organizing races and racing courses, Corse Clienti. The Corse Clienti activities take place on some of the world’s most famous race tracks, and include both competitive races, such as the Ferrari Challenge Championships (Europe, UK, North America and the Asia-Pacific series), and non-competitive events, such as with XX Programme and F1Clienti activities, dedicated to clients who own respectively, non-homologated GT laboratory cars and F1 single-seaters previously used by the Scuderia Ferrari in the Formula 1 Championship. Ferrari Challenge and XX Programme/F1 Clienti events are run together in the so-called Ferrari Racing Days, which are open to the public and intended for a wider audience, and in 2019 were held in Laguna Seca, Shanghai and Nurburgring.
These track activities reach their climax at the Finali Mondiali, an annual gathering of all Ferrari client racing programs under Corse Clienti, which last year took place from October 24 to 27 at the Mugello Circuit to celebrate the winners of the Challenge Series. The new Ferrari 488 Challenge EVO and 488 GT3 EVO were unveiled to our sporting customers from all over the world, while over the weekend 43,000 spectators in the stands were treated to the traditional Ferrari Show, with the 488 GTE celebrating 70 years of Ferrari victories at Le Mans, and the F60 celebrating the 90th anniversary of Scuderia Ferrari.
During the 2019 season, the Competizioni GT department supported both the Ferrari 488 GTE and the Ferrari GT3 cars that competed in the most important international championships. The 488 GTE, with a team composed of Alessandro Pier Guidi, James Calado and Daniel Serra, won the Le Mans 24 Hours competition in the WEC, and the same team also won the Petit Le Mans competition, the last round of the IMSA series. The 488 GT3, gave clear proof of its exceptional competitiveness and reliability, allowing Ferrari to grow its impressive record of victories, with 285 since its debut and 67 titles across various international series. In 2019 the new program, Club Competizioni GT, was successfully launched. The initiative is aimed at bringing back to the track the most beautiful Ferrari GT racing cars of the last 30 years and is dedicated to clients who love on-track racing and wish to unleash their cars’ maximum potential, without short, time-constrained testing sessions and outside of competitive race settings.

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
The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are restored and repaired. In addition, in order to provide an enhanced service to owners away from the proximity of the main workshop in Maranello, starting in 2017 Ferrari Classiche authorized a new service network with 73 “Officina Ferrari Classiche” workshops to date, primarily for vehicle repairs and the certifications’ inspections or revalidation, and the network is expected to expand in future periods.
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
At the Maranello workshop, Ferrari Classiche carries out full restorations using either original components and spare parts or replicas manufactured in accordance with the original specifications. Our service offers our clients the opportunity to restore any classic Ferrari to its original pristine conditions.
The Ferrari Classiche department also provides basic technical and instructional support to the Ferrari Classiche Academy, a new driving school project that launched in 2019 for vintage Ferrari cars, including the Ferrari 308 and 550 Maranello.

Formula 1 Activities
Participation in the Formula 1 World Championship with Scuderia Ferrari is the core element of our marketing effort and an important source of technological innovation for the engineering, development and production of our sports, GT and special series cars. The Formula 1 World Championship is the pinnacle of motorsports with a total global TV cumulative audience of 1.922 billion in 2019, the highest number since 2012, which represents an increase of 9% compared to 2018. In terms of unique television viewers, during 2019 the sport remained stable in the top 20 markets* at approximately 405.5 million (+0.3 percent) (Source: Formula 1 Press Office).
In 2019 the number of users across Formula 1’s social media platforms again grew significantly, with the total number of followers on Facebook, Twitter, Instagram and YouTube reaching 24.9m (+32.9 percent compared to 2018). Again in 2019, Formula 1’s social media channels were the fastest growing of all major sports leagues in the world.
Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, longstanding non-European venues such as Australia, Brazil, Canada, Japan, Mexico and the United States have recently been joined by racing venues in China, Bahrain, United Arab Emirates, Singapore and Azerbaijan. A new venue in Vietnam has been launched in 2020, while the Dutch Grand Prix has returned after several decades. This provides participants in the Formula 1 World Championship exceptional visibility on the world stage.

__________________________

(*)     Top 20 markets are, in alphabetical order, Australia, Austria, Belgium, Brazil, China, Finland, France, Germany, Greece, Italy, Mexico, Netherlands, Pan Africa, Pan Latin America, Pan Middle East, Pan Russia, Poland, Russia, United Kingdom and United States.

Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 238 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher and Kimi Raikkonen. Our drivers’ line-up in 2019 comprised four-time World Champion Sebastian Vettel, who joined Ferrari at the beginning of 2015, and Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 race team.
For Scuderia Ferrari, 2019 was very much a year of reorganization, with many team members taking on new roles, including Mattia Binotto, who stepped up to the role of Team Principal, and one half of the driver line-up was renewed. During the past season, Scuderia Ferrari achieved three wins, nine pole positions, 19 podiums and 504 points. Its drivers led for a total of 406 laps, approximately a third of the total number of race laps over the entire season, and the team finished second in the Constructors’ Championship.
Participation in the Formula 1 World Championship is regulated by bilateral Team Agreements entered into between Formula 1 World Championship Limited (FOWC), Formula 1's commercial rights holder, and each competing Formula 1 racing team (including Scuderia Ferrari) and by regulations issued by the Federation Internationale de l’Automobile (FIA), the motorsport’s governing body.
The Team Agreements cover the 2013-2020 racing seasons and govern the terms by which the racing teams take their share of commercial profits. The FIA sets both the sporting and technical regulations for the competitions. In return for their participation in Formula 1 races the teams receive a share of a prize fund based on the profits earned from Formula 1 related commercial activities managed by FOWC, including in particular, television broadcasting royalties and other sources. Shares in the prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to defray part of the costs associated with Scuderia Ferrari, including the costs of designing and producing the race cars each year and the costs associated with managing a racing team including the salaries of the drivers, who are typically among the most highly paid athletes in the world. New regulations were introduced in 2019, relating to aerodynamics, drivers’ weight, fuel allowance and the requirement for drivers to wear biometric gloves for additional safety. The discussions to establish the sport's regulations which will apply from 2021 onwards continued during 2019. The new rules were approved by the World Council on October 31, 2019, with the understanding that they will be subject to further discussions between F1, the FIA and the teams over the coming months, which may lead to further changes between now and 2021. Please see “Item 3.D. Risk Factors—Our revenues from Formula 1 activities may decline and our related expenses may grow”.

Improvements in technology and, from time to time, changes in regulation require the design and production of a new racing car every year. Therefore, in addition to our long-term research and development efforts, we begin designing our cars each year in the Spring, in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components fitted on our cars are adjusted from race to race depending on the characteristics of the circuits.
To maximize the performance, efficiency and safety of our Formula 1 cars, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our road cars and their engines. We often transfer technologies initially developed for racing to our road cars. Examples include steering wheel paddles for gear-shifting, the use and development of composite materials, which makes cars lighter and faster, and technology related to hybrid propulsion.
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
The high brand visibility we achieve through participation in the Formula 1 World Championship has historically enabled us to benefit from significant sponsorship. Philip Morris International has been Scuderia Ferrari’s partner for over forty years and currently remains our Title Partner. Starting from October 2018, the “Mission Winnow” logo has appeared on the cars’ livery and drivers’ overalls. Mission Winnow is a Philip Morris International global campaign aimed at driving change by constantly searching for better ways of doing things. Shell has also been a long term Sponsor and Technical Partner of Scuderia Ferrari (supporting the team continuously since 1996). The other partners of the Team are divided into three different categories

(Sponsor, Official Supplier and Supplier) and include Ray-Ban, Kaspersky lab, UPS, Lenovo, Weichai, Mahle, Hublot, AMD, OMR and Alfa Romeo among others. Visibility and placement of a sponsor’s logo reflects the level of sponsorship fees. Historically, our sponsors have sought advertising opportunities on the chassis of our cars, on clothes worn by our team members and drivers, and in the right to associate their brand to Ferrari in their marketing activities and communications.
We use the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in Ferrari Formula 1 Club Hospitality to watch and experience the Grand Prix races with Scuderia Ferrari, and our Formula 1 drivers’ participation in various promotional activities for our road cars. We often sell older Formula 1 cars to customers for use in amateur racing or collection.
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
We promote the Mugello circuit to event organizers who regularly rent the circuit to host leading car and motorbike races, including the MotoGP World Championship since 1992. In 2019, the circuit hosted 16 race weekends and 250 days of track activities. Almost 121,000 spectators attended the 2019 MotoGP World Championship (71,000 on the Sunday), one of the largest audiences ever recorded in the 29 years of the Mugello circuit’s history.
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
Ferrari owns and manages two museums, one in Maranello and one in Modena, which attracted more than 600,000 visitors in 2019.
Licensing, Entertainment and Theme Parks
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
In 2019, we commenced our participation in eSports (i.e., electronic sports) with the launch of an entertainment platform and the selection of a team which took part in two of the main world championships: F1 Pro Series 2019 and SRO E-Sport GT Series, which our team won.

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
As at December 31, 2019, there were a total of 44 retail Ferrari stores, including those in Maranello, Milan, Rome, Macau, Miami, Los Angeles, Johannesburg, Dubai and Abu Dhabi, of which 24 are franchised stores (including 15 Ferrari Store Junior) and 20 stores owned and operated by us.
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
Brand Diversification Strategy
In November 2019, management presented the principles of its brand diversification strategy, recognizing Ferrari as a unique brand with a dual identity: exclusive, but also inclusive in relation to our F1 fan communities . To ensure long term profitable growth, Ferrari intends to focus its offering on product categories that enhance the vibrancy and vitality of the brand through the following pillars:

•	“Brand Extension” pillar, a refined collection of products that will embody Ferrari’s DNA;

•	“Entertainment” pillar, to reach out to a wider and younger customer base while leveraging Ferrari’s unique racing roots; and

•	“Car Adjacencies” pillar, a collection of exclusive luxury products and services to complement the Ferrari experience.

Financial Services
We offer retail client financing for the purchase of our cars and dealer financing through the operations of Ferrari Financial Services (“FFS”). We offer retail client financing:

•	directly in the United States through our fully owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”);

•	through our associate Ferrari Financial Services GmbH in certain markets in EMEA (primarily the UK, Germany and Switzerland); and

•	through various partnerships in other European countries and other major international markets, such as Japan and Australia.
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
At December 31, 2019, the consolidated financial services portfolio was €966 million and originated in the United States.

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
We also own a number of registered trademarks, designs and patents, including approximately 493 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,000 applications/registrations in approximately 140 countries, in most of the main classes for goods and services:
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
Greenhouse gas/CO2/fuel economy legislation
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars to 130 grams of CO2 per kilometer. Due to our SVM status under EU regulations we benefit from a derogation from the 130 grams per kilometer emissions requirement available to small volume and niche manufacturers. Pursuant to that derogation, we were instead required to meet yearly CO2 emissions targets, beginning in 2012, reaching a target level of 290 grams per kilometer in 2016 for our fleet of EU-registered vehicles that year. Despite global shipments exceeding 10,000 vehicles in 2019, Ferrari continues to qualify as an SVM under EU regulations, because its total number of registered vehicles in the EU per year is less than 10,000 vehicles.
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
In 2019, the European Union set new 2025 and 2030 emissions targets, calling for respectively a 15% and 37.5% reduction of the target in 2021. An incentive mechanism for zero and low emission vehicles was also introduced. This new regulation (EU 2019/631) continues to state that it is not appropriate to use the same method to determine the emissions reduction targets for large volume manufacturers as for small volume manufacturers that are considered as independent. Therefore, SVMs have the possibility to continue to apply for alternative emissions reduction and are required to submit the application at the latest by 31 October of the first year in which the derogation shall apply.
The regulation 2019/631 sets out new EU rules on monitoring and reporting of average emissions: the Commission will have to ensure the real-world representativeness of the CO2 emission values based on data from the fuel consumption meters installed in new cars and will be obliged to publish the performance of each manufacturer. In addition, the Commission will have to evaluate the possibility of a common methodology for the assessment and the consistent data reporting of full life-cycle emissions from cars. The regulation provides also specific provisions on in-service conformity testing and on detecting strategies which may artificially improve the CO2 performance.
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
In August 2018 the NHTSA and the EPA issued a common proposal, the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule for model years 2021-2026 Passenger Cars and Light Trucks” (SAFE Vehicles Rule). The SAFE Vehicles Rule, if finalized, would amend certain existing CAFE and tailpipe carbon dioxide emissions standards for passenger cars and light trucks and establish new standards, all covering model years 2021 through 2026. More specifically, NHTSA is proposing new CAFE standards for model years 2022 through 2026 and amending its 2021 model year CAFE standards because they are no longer deemed to be maximum feasible standards, and EPA is proposing to amend its carbon dioxide emissions standards for model years 2021 through 2025 because they are no longer deemed appropriate and reasonable in addition to establishing new standards for model year 2026. The authorities’ stated preferred alternative is to retain the model year 2020 standards (specifically, the footprint target curves for passenger cars and light trucks) for both programs through model year 2026, but comment has been sought on a range of alternatives. The SAFE Vehicles Rule has not been adopted in final form as of the date of this filing.
On September 27, 2019 EPA and NHTSA issued the “Safer Affordable Fuel-Efficient Vehicles Rule Part One: One National Program” 84 Fed. Reg. 51310. These rules would exert federal preemption authority under the CAFE statute over California’s ability to regulate greenhouse gases and would revoke the current EPA waiver under the Clean Air Act which had authorized California to regulate GHG from motor vehicles. The state of California along with other states and certain NGOs filed challenges to these rules in both US District Court for the District of Columbia and the United States Court of Appeals D.C. Circuit. The litigation is pending and the impact on Ferrari of the rule and the challenges cannot be determined until the conclusion of the litigation.
Under current regulation, for model years 2017-2025, the EPA allows a SVM, defined as manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We have therefore petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On July 31, 2019 EPA published a Notice in the U.S. Federal Register (Federal Register /Vol. 84, No. 147) that in part proposed that Ferrari be permitted an alternative standard substantially in line with the alternative standard that Ferrari proposed to EPA for model years 2017-2021. EPA approved Ferrari proposed standards for model years 2017-2020, whereas it requires a small reduction of the model year 2021 standard.
In September 2016, we petitioned NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. NHTSA have not yet responded to our petition. If our petitions are rejected, we will not be able to benefit from the more favorable CAFE standards levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards. Starting from 2019, we are no longer considered to be an SVM by NHTSA, because our global production exceeded 10,000 vehicles, and therefore we are required to apply Large Vehicle Manufacturer (“LVM”) standards, and consequently, to purchase further CAFE credits.
The state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards. In February 2010, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for model years 2022 through 2025, in parallel with EPA and NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. The SAFE Vehicles Rule mentioned above proposes to withdraw the waiver granted to California under the Clean Air Act to establish more stringent standards for vehicle emissions that are applicable to model years 2021 through 2025. In response to the proposed California waiver withdrawal, on December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision shall not be available for model years 2021-2025 if the EPA standards for those years are altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). The two agencies indicated that they anticipate issuing a final rule on standards in the near future. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.

While Europe and the United States lead the implementation of these fuel consumption/CO2 emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage IV targets a national average fuel consumption of 5.0L/100km by 2020. In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibility for SVMs (defined as a manufacturer with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. Manufactures that exceed the CAFC regulatory ceiling are required to purchase NEV credits.

The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Consequently, an update of the Administrative Measures on CAFC and NEV Credits is awaited, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required.

Exhaust and evaporative emissions requirements
In 2007, the European Union adopted a series of updated standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars. In 2016, the European Union established that Euro 6 limits shall be evaluated through Real Driving Emissions (RDE) measurement procedure and a new test-cycle more representative of normal conditions of use (Worldwide Light Vehicles Test Procedure). SVMs (vehicle manufacturers with a worldwide annual production lower than 10,000 units in the year prior to the grant of the type-approval) are required to be compliant with RDE standards starting from 2020 while non-SVMs have been required to comply with RDE standards starting from 2017. We believe all new Ferrari models are fully compliant with RDE requirements. In 2018, the European Commission issued Regulation 2018/1832 for the purpose of improving the emission type approval tests and procedures for light passenger and commercial vehicles, including those for in-service conformity and RDE and introducing devices for monitoring the consumption of fuel and electric energy. Under the EU Regulation, which became applicable in January 2019, among other things, the extended documentation package provided by manufacturers to type approval authorities to describe Auxiliary Emission Strategies (AES) is no longer required to be kept confidential, and the decision whether to allow access to such documentation package is left to national authorities. In addition, the Regulation introduced a new methodology for checking In-Service Conformity (ISC) which includes RDE tests. Compliance is tested based on ISC checks performed by the manufacturer, the granting type approval authority (GTAA), and accredited laboratories or technical services. Test results will be publicly available; in addition, the GTAA will publish annual reports on the ISC checks performed, in order to improve transparency.
On 13th of December 2018, the General Court of the European Union issued a ruling on the action started in mid-2016 by the cities of Madrid, Brussels and Paris on the legality of the Commission introducing in the second RDE Regulation (2016/646) RDE conformity factors (CF) which had the effect of increasing the emission limits. This led to the appeal proceedings during 2019 against the General Court’s judgment that annulled the conformity factors in the RDE legislation. The judgment is currently expected towards the end of 2020.
During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles and indicated 2021 as a target timeline. The Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles.
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
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different level of stringency (6a and 6b) effective starting from 2020. In July 2018 China’s central government launched a three-year plan to reduce air pollution, extending targets for reducing lung-damaging airborne particulate pollution to the country’s 338 largest cities. This plan includes reductions in steel and other industrial capacity, reducing reliance on coal, promoting electric vehicles and cleaner transport, enhancing air-pollution warning systems, and increasing inspections of businesses for air pollution infractions. Several autonomous regions and municipalities have implemented the requirements of the National 6 program even ahead of the mandated deadlines.

    To comply with current and future environmental rules related to both fuel economy and pollutant emissions, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.
Vehicle safety
Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. In May 2018, the European Commission adopted a proposal for a regulation to make certain vehicle safety measures mandatory. On March 25, 2019, the European Parliament, Council and Commission reached a provisional political agreement on the revised General Safety Regulation. As of 2022, new safety technologies will become mandatory in European vehicles, such as Advanced Emergency Braking, Emergency Lane Keeping systems, crash-test improved safety belts, intelligent speed assistance and warning of driver drowsiness or distraction. In 2017 the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. Starting from 2022, European authorities and United Nation’s Contracting Parties will enforce Regulations on cyber security and over the air updates.
Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the owner. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act (“TREAD”) requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs have taken or will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a rule for ejection mitigation requirements (FMVSS No. 226). U.S. federal law also sets forth minimum sound requirements for hybrid and electric vehicles (FMVSS No. 141). Because of our status as SVM, Ferrari is required to be compliant at the end of the phase-in period.
On May 4, 2016, the NHTSA published a Consent Order Amendment (the “Amended Consent Order”) to the November 3, 2015 Takata Consent Order regarding a defect which may arise in the non-desiccated Takata passenger airbag inflators mounted on certain Ferrari cars. As a result of such Amended Consent Order, Ferrari filed a Part 573 Defect Information Report on May 23, 2016 with the NHTSA and has initiated a global recall relating to certain cars produced between 2008 and 2011. In December 2016, the NHTSA issued a Third Amendment to the Coordinated Remedy Order (“ACRO”) which included the list of Ferrari vehicles sold in the United States up to model year 2017 to be recalled. As a consequence of the ACRO, Ferrari decided to extend the Takata global recall campaign to all vehicles worldwide mounting non-desiccated Takata passenger airbag inflators. In January 2017 Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with the NHTSA a Part 573 Defect Information Report to include model year 2012 Zone A vehicles. In January 2018, Ferrari, in accordance with the Amended Consent Order and the ACRO, also filed with the NHTSA a Part 573 Defect Information Report to include model year 2013 Zone A vehicles. In January 2019, Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with the NHTSA a Part 573 Defect Information Report to include model year 2014 - 2018 vehicles. In January 2020, Ferrari, in accordance with the Amended Consent Order and the ACRO, filed with the NHTSA a Part 573 Defect Information Report to include vehicles that had received the so-called “like-for-like” repair. As a result of the ACRO and the decision to extend the worldwide Takata airbag inflator recall, Ferrari recognized provisions of €37 million in 2016 for the estimated charges for Takata airbag inflators recalls to cover the cost of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata. At December 31, 2019 the provision amounted to €16 million.

In 2016 the NHTSA published Phase II draft guidelines for driver distraction, for portable and aftermarket devices, and the associated compliance costs may be substantial. These guidelines, together with previously published Phase I provisions focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. Compliance with these new requirements, as well as other possible future NHTSA requirements, may be difficult and/or costly. We are in the process of evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps and/or countermeasures, if any, we will need to make. However, NHTSA rulemaking on driver distraction guidelines has not progressed since early 2017, and the announced Phase III draft on voice-activated controls has not yet been published.
In 2017 Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard.Among the United Nations Contracting Parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which is expected to be enforced in 2020.

C. Organizational Structure
Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by Ferrari.
For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2019.
Subsidiaries at December 31, 2019:

Name	Country	Nature of business	Shares held by the Group	Shares held by non-controlling interests
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central Europe GmbH (1)	Germany	Service company	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services Inc.	USA	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (2)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%
410, Park Display Inc. (3)	USA	Retail	100%	—%
___________________________

(1)	Changed its name from Ferrari Central East Europe GmbH to Ferrari Central Europe GmbH, effective December 2, 2019.

(2)	Shareholding held by Ferrari Financial Services Inc.

(3)	Shareholding held by Ferrari North America Inc.

D. Property, Plant and Equipment
Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 690 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our sports and GT cars, as well as of our Formula 1 single-seaters. (See “Item 4.B. Business Overview—Production and Procurement—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.
Since 2002 we have either rebuilt or renovated most of the buildings in Maranello, including the paint shop building and the production building. In 2015 we completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD.
In 2018 we completed the new Ferrari Design Centre, a building that covers more than 7.3 thousand square meters.
In 2019 we completed the office area and workshop area of the New Technical Center, covering approximately 9 thousand square meters, for the development of engines and hybrid systems. The entire building and the engine and hybrid test benches, for a total of approximately 20 thousand square meters, are expected to be completed during the course of 2020. We also purchased land of approximately 16 thousand square meters in Maranello in 2019, to be used for future developments.
Adjacent to the plant is our Fiorano track, of approximately 3,000 meters, built in 1972 and remodeled in 1996. The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.
We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers (see “Item 4.B. Business Overview—Formula 1 Activities—The Mugello Circuit”).
We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks for our regular range, special series and prototype cars.
The total carrying value of our property, plant and equipment at December 31, 2019 was €1,070 million.
For information on our principal expenditures on property, plants and equipment, see “Item 5.B Liquidity and Capital Resources—Capital Expenditures—Property, plant and equipment”.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
The following discussion of our financial condition and results of operations should be read together with the information included under “Item 3.A. Selected Financial Data”, “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and the “Item 3.D. Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements.

Overview
Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 166 authorized dealers operating 187 points of sale.
We believe our cars are the epitome of performance, luxury and styling. Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona, a line of modern cars inspired by our iconic cars of the past. Our current product range (including cars presented in 2019, for which shipments will commence in 2020) is comprised of five sports cars (SF90 Stradale, F8 Tributo, F8 Spider, 812 Superfast and 812 GTS), four GT cars (Ferrari Roma, Ferrari Portofino, GTC4Lusso and GTC4Lusso T) and two special series cars (488 Pista and 488 Pista Spider), as well as two versions of our first Icona car, the Ferrari Monza SP1 and the Ferrari Monza SP2. We also produce limited edition hypercars, fuori serie and one-off cars. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. In 2019, we unveiled the SF90 Stradale (our first series production Plug-in Hybrid Electric Vehicle (PHEV)), the F8 Tributo, the F8 Spider, the 812 GTS and the Ferrari Roma, with shipments of the F8 Tributo commencing in the fourth quarter of 2019 and shipments of the other cars expected to commence in 2020.

In 2019, we shipped 10,131 cars and recorded net revenues of €3,766 million, EBIT of €917 million and net profit of €699 million and earnings before interest, taxes, depreciation and amortization (EBITDA) of €1,269 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP measures we present, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into EMEA, Americas, Mainland China, Hong Kong and Taiwan, and Rest of APAC, representing respectively 48.3 percent, 28.6 percent, 8.3 percent and 14.8 percent of units shipped in 2019.
We focus our marketing and promotion efforts in the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the Formula 1 World Championship, which is one of the most watched annual sports series in the world, with approximately 405.5 million unique television viewers in 2019 in the top 20* markets (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.

__________________________
(*)     Top 20 markets are, in alphabetical order, Australia, Austria, Belgium, Brazil, China, Finland, France, Germany, Greece, Italy, Mexico, Netherlands, Pan Africa, Pan Latin America, Pan Middle East, Pan Russia, Poland, Russia, United Kingdom and United States.

We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 20 Ferrari-owned stores and 24 franchised stores (including 15 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the growth of the premium luxury market. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

Trends, Uncertainties and Opportunities
Shipments - Our net revenues and results of operations depend on, among other things, the achievement of shipment targets established in our budgets and business plans, which we establish in line with our low volume strategy and growth objectives. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate to respond appropriately to relative levels of demand, based on our order books, while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted the sense of exclusivity of our products and, accordingly, we monitor and manage waiting lists to maintain this exclusivity while ensuring that we do not jeopardize client satisfaction.
In order to maintain our brand’s reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand in emerging markets and demographic changes as the size and spending capacity of our target clients has grown, gradually increasing shipments from 8,398 in 2017 to 9,251 in 2018 and 10,131 units in 2019. Our strategic business plan reflects a continuation of this strategy and a broadening of our product portfolio to target a potentially larger customer base, while preserving and enhancing the exclusivity and value of our brand.
The following table sets forth our shipments(1) by geographic location:

	For the years ended December 31,
	2019	%	2018	%	2017	%
EMEA
UK	1,120	11.1%	981	10.6%	843	10.0%
Germany	967	9.5%	803	8.7%	710	8.5%
Italy	559	5.5%	479	5.2%	417	5.0%
Switzerland	454	4.5%	380	4.1%	339	4.0%
France	452	4.5%	399	4.3%	346	4.1%
Middle East(2)	309	3.1%	326	3.5%	331	3.9%
Other EMEA(3)	1,034	10.1%	859	9.3%	751	9.0%
Total EMEA	4,895	48.3%	4,227	45.7%	3,737	44.5%
Americas(4)	2,900	28.6%	3,000	32.4%	2,811	33.5%
Mainland China, Hong Kong and Taiwan	836	8.3%	695	7.5%	617	7.3%
Rest of APAC(5)	1,500	14.8%	1,329	14.4%	1,233	14.7%
Total	10,131	100.0%	9,251	100.0%	8,398	100.0%
______________________________
(1)Excluding the XX Progamme, racing cars, Fuori Serie, one-off and pre-owned cars
(2)Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait
(3)Other EMEA includes Africa and the other European markets not separately identified
(4)Americas includes the Unites States of America, Canada, Mexico, the Caribbean and Central and South America
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets such as China and other regions in Asia. For example, in 1993, 90 percent of our cars were sold in Italy, Germany and the United States; those markets now represent less than half of our unit shipments. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets. We expect that further growth in shipments will result from our deliberate targeting of new customer groups and modes of use through the expansion of our product range. For example, the decrease in shipments in the Americas and the growth in Mainland China, Hong Kong and Taiwan in 2019 reflect a deliberate geographical rebalancing driven by the pace of product phase-ins, waiting lists and other specific market conditions.
Research, Development and Product Lifecycle - We engage in research and development activities aimed at improving the design, performance, advanced technology, safety, efficiency and reliability of our cars. The first stage of product development is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for the development of our cars and engines, as well as their related components and systems, are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: (i) development costs can be measured reliably and (ii) the technical feasibility of the product, estimated volumes and expected pricing support the view that the development expenditure will generate future economic benefits. All other research and development costs are expensed as incurred. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.
The level of our capitalized development costs is primarily affected by the timing of updates and renewals to our product range and, more recently, by our intention to integrate newly-introduced powertrain technologies (including hybrid and electric) more broadly into our product portfolio. Our range models typically have a lifecycle of four to five years, while our special series, Icona, hypercars and limited edition cars typically have shorter lifecycles. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electric, electronic and mechanical components. Our new models generally include new and advanced technological content, part of which is driven by the output from the research and development efforts over components. Our continued focus on component development has the objective of improving performance and reducing the costs to develop new models. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the components, which is generally between four and eight years.
We also incur research and development expenses in connection with Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing cars, we seek to transfer these components and technologies, where appropriate, to models in our current and future product range. Technological developments and changes in the regulations of the Formula 1 World Championship lead us to design, develop and construct a new racing car each year. The costs for these activities are generally expensed as incurred and classified as research and development costs in the income statement. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, changes in racing regulations and the need to respond to our car’s performance relative to other racing teams.
Research and development costs expensed, which primarily relate to our Formula 1 racing and research phase activities, remained relatively consistent from 2017 to 2019. As a result of our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid and other advanced technologies, our overall research and development expenditure, and in particular our capitalized development costs, increased significantly during the period from 2017 to 2019.

The following table summarizes our research and development for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018	2017
Capitalized development costs (1)	330	318	185
Research and development costs expensed (A)	559	528	556
Total research and development	889	846	741

Amortization of capitalized development costs (B)	140	115	101

Research and development costs as recognized in the consolidated income statement (A+B)	699	643	657
__________________________
(1) Capitalized to developed costs within intangible assets during the year.

Car Profitability - The relative profitability of the cars we sell tends to vary depending on a number of factors, including exclusivity of the offering, technological advancement and content of the car, engine size and performance, level of personalization and the geographic market in which it is sold. For example, the Ferrari Monza SP1 and SP2 (our first Icona models) and the LaFerrari Aperta (our latest limited edition hypercar) have sales prices that are much higher than other models in the Ferrari product range in light of their exclusivity, as well as the advanced technology and design that accompanies these models. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models and special series cars, and therefore they benefit our results in the periods in which they are sold. We plan to launch our Icona models more frequently compared to our hypercars and limited edition cars, and we expect this to reduce the volatility in financial performance that we have historically experienced due to the cadence of our hypercars and limited edition cars.
We seek to increase the average price point of our range models and special series over time by continually improving performance, technology and other features, as well as by leveraging the scarcity value resulting from our low volume strategy. In particular, in recent years we have increased the price of selected models in selected markets and introduced new models with higher average selling prices compared to the corresponding predecessor models.
    Furthermore, the interior and exterior content of the cars we sell can be customized through our personalization program, which can be further enhanced through additional bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate margin on each additional option selected by the client. Additionally, as we integrate hybrid technology more broadly into our car portfolio, we expect our average price point to increase reflecting the more advanced technological content of the new hybrid models.
Cost of Sales - Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including engines sold to Maserati and engines rented to other Formula 1 racing teams. The cost of materials, components and labor are the most significant elements of our cost of sales. The remaining costs principally include depreciation, insurance and transportation costs. Cost of sales also includes warranty and product liability-related costs, which are estimated and recorded at the time of shipment of the car. Interest expenses and other financial charges that are directly attributable to our financial services activities, including provisions for risks and write-downs of financial assets, are also reported in cost of sales.
We purchase a variety of components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as casting and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs of utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell along with shifts in car mix. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however we expect to price our cars appropriately to recover these costs. Limited edition hypercars, fuori serie and one-off cars, as well as our Icona cars, also tend to have higher costs per unit but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected, to a lesser extent, by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.

In recent years, we have made efforts to achieve technical and commercial efficiencies. In particular, technical efficiencies focus on efforts to produce components using innovative and cost-effective materials, without compromising the performance of the components. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with innovative technical solutions that they have developed. Commercial efficiencies have been achieved through negotiating discounts and entering into long-term contracts with suppliers, who commit upfront to pass on to us a portion of the efficiencies they achieve in performing our supply contracts. Furthermore, efforts are made to award new business to existing suppliers, where appropriate, in order to negotiate favorable pricing. As cost of sales also includes depreciation of plant and equipment, cost of sales is affected by the number and timing of product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of certain car models.
Effects of Foreign Currency Exchange Rates - We are affected by fluctuations in foreign currency exchange rates (i) through the translation into Euro upon consolidation of foreign currency financial statements of our subsidiaries with functional currencies other than Euro, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.
Translation impacts arise in the preparation of the consolidated financial statements; in particular, we present our consolidated financial statements in Euro, while the functional currency of each of our subsidiaries depends on the primary economic environment of that entity. In preparing the consolidated financial statements, we translate into Euro assets and liabilities of foreign subsidiaries expressed in local functional currency other than Euro using the foreign currency exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average foreign currency exchange rates for the period presented. Accordingly, fluctuations in the foreign currency exchange rate of the functional currencies of our subsidiaries against the Euro impacts our results of operations.
Transaction impacts arise when our entities conduct transactions in currencies other than their own functional currency. Therefore, we are also exposed to foreign currency risks in connection with scheduled receipts and payments in multiple currencies. Our costs are primarily denominated in Euro, while our net revenues may be denominated in Euro, U.S. Dollars, Pound Sterling, Japanese Yen, Chinese Yuan or other currencies. In general, an appreciation of the U.S. Dollar against the Euro would positively impact our net revenues and results of operations.
Our risk management policies contemplate the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of hedging the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will occur. Accordingly, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information related to our foreign currency exchange rate risk policies.
Regulation - We ship our cars throughout the world and are therefore subject to a variety of laws and regulations, including tariffs. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities. As we are currently a small volume manufacturer in certain jurisdictions, we benefit from certain regulatory exemptions, including less stringent emissions caps. Developing, engineering and producing cars which meet continuously evolving regulatory requirements, and can therefore be sold in the relevant markets, requires a significant effort and expenditure of resources. See “Item 4.B. Business Overview—Regulatory Matters” for additional information.
Equity Incentive Plan - Following the approval of the equity incentive plan by the Board of Directors in March 2017, in April 2017 our Shareholders approved an award of performance share units (“PSUs”) to our former Chief Executive Officer and awards of PSUs and restricted share units (“RSUs”) to members of the Senior Management Team and key leaders of the Group (“Equity Incentive Plan 2016-2020”). The grants of the PSUs and the RSUs, each representing the right to receive one Ferrari common share, cover a five-year performance period from 2016 to 2020. In 2018 additional PSU and RSU awards were granted to our current Chief Executive Officer and certain key employees of the Group under the Equity Incentive Plan 2016-2020.

Under a new equity incentive plan approved in 2019, additional PSUs and RSUs were awarded to the Executive Chairman, the Chief Executive Officer, all members of the SMT and other key employees of the Group (“Equity Incentive Plan 2019-2021”). These additional PSUs and RSUs cover a three-year performance period from 2019 to 2021.

For the years ended December 31, 2019, 2018 and 2017, the Company recognized €17 million, €22 million and €28 million, respectively, as share-based compensation expense and an increase to other reserves in equity for the PSU awards and RSU awards. At December 31, 2019, unrecognized compensation expense amounted to €19 million and will be recognized over the remaining vesting periods through 2021.

For additional information see Note 21 “Share-Based Compensation” to the Consolidated Financial Statements included elsewhere in this document.
Patent Box Benefit - In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018. The Patent Box tax benefit relating to the years 2015 to 2017, amounting to €141 million, was recognized in 2018, in addition to the Patent Box tax benefit relating to the year 2018. As a result of applying the Patent Box tax regime, our tax expense was significantly reduced in 2018 and 2019.
The benefit relating to the years 2015 to 2017 of €141 million, which was recognized in 2018, was excluded in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2018.

The Group is progressing with the required activities to apply the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy.
For additional information see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.
Asset-backed financing (securitizations) - Starting in 2016 we have pursued a strategy of autonomous financing for our financial services activities in the United States, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. At December 31, 2019 and 2018 our funding under securitization programs amounted to €788 million and €683 million, respectively.
For additional information see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Takata Airbag Inflator Recalls - In 2016, an industry wide recall relating to Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”) occurred. Although we are not aware of any confirmed incidents or warranty claims relating to such airbag inflators mounted in our cars or that the airbag inflators were not performing as designed, in 2016 we initiated a global recall campaign to include all of our cars produced in all model years that contained such airbag inflators. The global recall campaign was implemented based on priority groups and the timeline set by the United States National Highway Traffic Safety Administration (“NHTSA”). See “Item 4.B. Business Overview—Regulatory Matters” for additional information. As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €37 million was recognized within cost of sales in 2016. At December 31, 2019, the provision amounted to €16 million, reflecting the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.
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

Maserati Engine Volumes - We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models. In 2011, we began producing a V6 family of engines exclusively for Maserati. We currently have a multi-year arrangement with Maserati to provide V6 engines up to 2020. Net revenues generated from sales of engines to Maserati depend on the orders received from Maserati, which in turn depend on Maserati production volumes and product launches. Our net revenues from engines have declined in the periods presented as a result of lower orders received from Maserati.

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
We periodically initiate voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for our cars and the cost of parts and services to be incurred in the specified activities and are recognized at the time when they are probable and reasonably estimable. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service obligations is periodically reviewed during the year.
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
Share-based compensation

We account for our equity incentive plans in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards including market performance conditions is measured at the grant date of the awards using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been affected by the significant assumptions and estimates used.

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
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjustments, which may obscure the underlying performance and impair comparability of results between periods.
The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017, and provides a reconciliation of these non-GAAP measures to net profit.

	For the years ended December 31,
	2019	2018	2017
	(€ million)
Net profit	699	787	537
Income tax expense	176	16	209
Net financial expenses	42	23	29
Amortization and depreciation	352	289	261
EBITDA	1,269	1,115	1,036
Release of charges for Takata airbag inflator recalls	—	(1)	—
Adjusted EBITDA	1,269	1,114	1,036
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017
	(€ million)
EBIT	917	826	775
Release of charges for Takata airbag inflator recalls	—	(1)	—
Adjusted EBIT	917	825	775

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0 percent for all years presented, and the Italian Regional Income Tax (“IRAP”), which was 3.9 percent for all years presented. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted Net Profit for the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017
	(€ million)
Net profit	699	787	537
Patent box benefit for the period 2015-2017	—	(141)	—
Release of charges for Takata airbag inflator recalls (net of tax effect)	—	(1)	—
Adjusted Net Profit	699	645	537
Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0 percent for all years presented, and the Italian Regional Income Tax (“IRAP”), which was 3.9 percent for all years presented. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the years ended December 31, 2019, 2018 and 2017.

		For the years ended December 31,
		2019	2018	2017
Net profit attributable to owners of the Company	€ million	696	785	535
Patent box benefit for the period 2015-2017	€ million	—	(141)	—
Release of charges for Takata airbag inflator recalls (net of tax effect)	€ million	—	(1)	—
Adjusted profit attributable to owners of the Company	€ million	696	643	535

Weighted average number of common shares for basic earnings per share	thousand	186,767	188,606	188,951
Adjusted basic earnings per common share		€3.73	3.41	2.83
Weighted average number of common shares(1) for diluted earnings per common share	thousand	187,535	189,394	189,759
Adjusted diluted earnings per common share		€3.71	3.40	2.82
_____________________________

(1)
The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan for the years ended December 31, 2019, 2018 and 2017 (assuming 100 percent of the related awards vested), and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement for the year ended December 31, 2017.

See Note 12 “Earnings per Share” to the Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less total cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Prior to the first quarter of 2019, we defined Net Industrial Debt as Net Debt adjusted to exclude (a) the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans but not (b) the cash and cash equivalents of the financial activities, since such cash was considered also available for use in our industrial activities. We believe the current definition provides a more comprehensive disclosure of our underlying financial leverage from industrial activities. Net Industrial Debt for the comparative period has been restated to conform to the current presentation.
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2019, and 2018.

	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	898	794
Debt	(2,090)	(1,927)
Net Debt (A)	(1,192)	(1,133)
Net Debt of Financial Services Activities (B)	(855)	(763)
Net Industrial Debt (A-B)	(337)	(370)
Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2019, we defined Free Cash Flow as cash flows from operating activities less cash flows used in investing activities, and we defined Free Cash Flow from Industrial Activities as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio (which is the change in our receivables from financing activities). In order to align our definition of Free Cash Flow to other more common definitions and to allow the definition of Free Cash Flow from Industrial Activities to exclude all cash flows from operating activities not attributable to the industrial activities, even if such cash flows were available for industrial activities, we determined it was appropriate to redefine Free Cash Flow and Free Cash Flow from Industrial Activities starting in 2019. Free Cash Flow and Free Cash Flow from Industrial Activities for the comparative periods have been restated to conform to the current presentation.
    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017
	(€ million)
Cash flows from operating activities	1,306	934	663
Investments in property, plant and equipment and intangible assets	(706)	(639)	(392)
Free Cash Flow	600	295	271
Free Cash Flow from Financial Services Activities	(75)	(80)	(37)
Free Cash Flow from Industrial Activities	675	375	308

For further information on Free Cash Flow and Free Cash Flow from Industrial Activities, see “Liquidity and Capital Resources - Free Cash Flow and Free Cash Flow from Industrial Activities” below.
Constant Currency Information
The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 2 “Significant Accounting Policies” to the Consolidated Financial Statements, included elsewhere in this document, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impact of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

A. Operating Results
Results of Operations
Consolidated Results of Operations – 2019 compared to 2018 and 2018 compared to 2017
The following is a discussion of the results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018, and for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2019	Percentage of net revenues	2018	Percentage of net revenues	2017	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,766	100.0%	3,420	100.0%	3,417	100.0%
Cost of sales	1,805	47.9%	1,623	47.4%	1,651	48.3%
Selling, general and administrative costs	343	9.1%	327	9.6%	329	9.6%
Research and development costs	699	18.6%	643	18.8%	657	19.2%
Other expenses, net	5	0.1%	4	0.1%	7	0.2%
Result from investments	3	0.1%	3	0.1%	2	0.1%
EBIT	917	24.4%	826	24.2%	775	22.7%
Net financial expenses	42	1.2%	23	0.7%	29	0.9%
Profit before taxes	875	23.2%	803	23.5%	746	21.9%
Income tax expense	176	4.6%	16	0.5%	209	6.1%
Net profit	699	18.6%	787	23.0%	537	15.8%
Net revenues
The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2017	Percentage of net revenues	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
Cars and spare parts (1)	2,926	77.7%	2,535	74.1%	2,456	71.9%	391	15.4%	79	3.2%
Engines (2)	198	5.3%	284	8.3%	373	10.9%	(86)	(30.3)%	(89)	(23.8)%
Sponsorship, commercial and brand (3)	538	14.3%	506	14.8%	494	14.5%	32	6.4%	12	2.4%
Other (4)	104	2.7%	95	2.8%	94	2.7%	9	10.0%	1	1.4%
Total net revenues	3,766	100.0%	3,420	100.0%	3,417	100.0%	346	10.1%	3	0.1%
______________________________

(1)	Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on these cars, as well as sales of spare parts.

(2)	Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily relates to financial services activities and management of the Mugello racetrack.

2019 compared to 2018
Net revenues for 2019 were €3,766 million, an increase of €346 million, or 10.1 percent (an increase of 8.2 percent on a constant currency basis), from €3,420 million for 2018.
The increase in net revenues was attributable to the combination of (i) a €391 million increase in cars and spare parts, (ii) a €32 million increase in sponsorship, commercial and brand, and (iii) a €9 million increase in other net revenues, partially offset by (iv) an €86 million decrease in engines.

Cars and spare parts
Cars and spare parts net revenues were €2,926 million for 2019, an increase of €391 million, or 15.4 percent, from €2,535 million for 2018.
The €391 million increase in net revenues was composed of increases in all four of our main geographical regions, including: (i) a €209 million increase in EMEA, (ii) a €77 million increase in Mainland China, Hong Kong and Taiwan, (iii) a €76 million increase in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro) and (iv) a €29 million increase in the Rest of APAC.
The increase in net revenues was primarily attributable to positive volume impact, positive contribution from our personalization programs and positive foreign currency impact. In particular, total shipments increased by 880 cars, or 9.5 percent, compared to the prior year, primarily attributable to an 11.2 percent increase in V8 models and a 4.6 percent increase in V12 models. The increase in shipments was mainly driven by deliveries of the Ferrari Portofino, the 812 Superfast, the 488 Pista and 488 Pista Spider, and the initial deliveries of the F8 Tributo, as well as the initial deliveries of our Ferrari Monza SP1 and SP2 in the last four months of 2019. These effects were partially offset by lower shipments of the 488 GTB and 488 Spider, which concluded their lifecycle in 2019, as well as deliveries in 2018 of the LaFerrari Aperta and the strictly limited edition Ferrari J50.
Considering our four main geographical areas, the increase in shipments in 2019 compared to 2018 of 9.5 percent was composed of: (i) an increase in Mainland China, Hong Kong and Taiwan of 20.3 percent, (ii) an increase in EMEA of 15.8 percent, and (iii) an increase in Rest of APAC of 12.9 percent, partially offset by (iv) a decrease in Americas of 3.3 percent, reflecting a deliberate geographical rebalancing driven by the pace of product phase-ins and waiting lists.
Engines
Net revenues generated from engines were €198 million for 2019, a decrease of €86 million, or 30.3 percent, from €284 million for 2018. The €86 million decrease was attributable to a decrease in net revenues generated from the sale of engines to Maserati.
Sponsorship, commercial and brand
Net revenues generated from sponsorship, commercial agreements and brand management activities were €538 million for 2019, an increase of €32 million, or 6.4 percent, from €506 million for 2018. The increase was primarily attributable to higher revenues from Formula 1 racing activities and positive foreign currency exchange impact.
2018 compared to 2017
Net revenues for 2018 were €3,420 million, an increase of €3 million, or 0.1 percent (an increase of 3.2 percent on a constant currency basis), from €3,417 million for 2017.
The increase in net revenues was attributable to the combination of (i) a €79 million increase in cars and spare parts, (ii) a €12 million increase in sponsorship, commercial and brand and (iii) a €1 million increase in other net revenues, partially offset by (iv) an €89 million decrease in engines.

Cars and spare parts
Cars and spare parts net revenues were €2,535 million for 2018, an increase of €79 million, or 3.2 percent, from €2,456 million for 2017.
The €79 million increase in net revenues was composed of (i) a €70 million increase in EMEA, (ii) a €30 million increase in Rest of APAC and (iii) a €2 million increase in Americas, partially offset by (iv) a €23 million decrease in Mainland China, Hong Kong and Taiwan.

The increase in net revenues was primarily attributable to positive volume impact across all major geographical regions, as well as greater contribution from our personalization programs and pricing increases, partially offset by negative foreign currency exchange impact. In particular, total shipments increased by 853 cars, or approximately 10 percent, comprised of an increase in V12 models of approximately 20 percent and an increase in V8 models of approximately 7 percent. The increase in volumes was driven by shipments of the Ferrari Portofino, the 812 Superfast, the newly launched 488 Pista and deliveries of the strictly limited edition Ferrari J50 and FXX K EVO, partially offset by the phase out of the California T in 2018 and the F12berlinetta and limited series F12tdf in 2017, as well as a decrease in shipments of the LaFerrari Aperta, which finished its limited series run in 2018.

Engines
Net revenues generated from engines were €284 million for 2018, a decrease of €89 million, or 23.8 percent, from €373 million for 2017. The €89 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati.
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
Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2017	Percentage of net revenues	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
Cost of sales	1,805	47.9%	1,623	47.4%	1,651	48.3%	182	11.2%	(28)	(1.7)%
2019 compared to 2018
Cost of sales for 2019 was €1,805 million, an increase of €182 million, or 11.2 percent, from €1,623 million for 2018. As a percentage of net revenues, cost of sales increased from 47.4 percent in 2018 to 47.9 percent in 2019.
The increase in cost of sales was primarily attributable to an increase in volumes, a change in product mix, higher industrial costs and, to a lesser extent, higher depreciation and negative foreign currency exchange impact, partially offset by a decrease in costs related to lower Maserati engine volumes and a release of provisions related to favorable developments in emissions regulations that occurred in the third quarter of 2019.

2018 compared to 2017
Cost of sales for 2018 was €1,623 million, a decrease of €28 million, or 1.7 percent, from €1,651 million for 2017. As a percentage of net revenues, cost of sales decreased from 48.3 percent in 2017 to 47.4 percent in 2018.

The decrease in cost of sales was primarily attributable to a lower Maserati engine volumes and lower industrial costs, including warranty charges, partially offset by an increase in volumes, as well as higher depreciation. The increase in cost of sales related to volumes was driven by the 812 Superfast, the Ferrari Portofino and the newly-launched 488 Pista, partially offset by the phase-outs of the F12tdf, the F12berlinetta and the California T.
Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2017	Percentage of net revenues	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
Selling, general and administrative costs	343	9.1%	327	9.6%	329	9.6%	16	4.8%	(2)	(0.5)%
2019 compared to 2018
Selling, general and administrative costs for 2019 were €343 million, an increase of €16 million, or 4.8 percent, from €327 million for 2018. As a percentage of net revenues, selling, general and administrative costs decreased from 9.6 percent in 2018 to 9.1 percent in 2019.
The increase in selling, general and administrative costs was primarily attributable to product launches for new cars in our product offering as well as costs incurred to support the organic growth of the business.
2018 compared to 2017
Selling, general and administrative costs for 2018 were €327 million, a decrease of €2 million, or 0.5 percent, from €329 million for 2017. As a percentage of net revenues, selling, general and administrative costs were substantially unchanged.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2017	Percentage of net revenues	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
Research and development costs expensed during the year	559	14.9%	528	15.4%	556	16.3%	31	6.0%	(28)	(5.2)%
Amortization of capitalized development costs	140	3.7%	115	3.4%	101	2.9%	25	21.2%	14	14.6%
Research and development costs	699	18.6%	643	18.8%	657	19.2%	56	8.7%	(14)	(2.1)%

2019 compared to 2018

Research and development costs for 2019 were €699 million, an increase of €56 million, or 8.7 percent, from €643 million for 2018. As a percentage of net revenues, research and development costs were 18.6 percent in 2019 compared to 18.8 percent in 2018.

The increase in research and development costs was primarily to support innovation activities on our product range and components, as well as expenses incurred in relation to Formula 1 racing activities. Additionally, amortization of capitalized development costs increased by 21.2 percent as a result of an increase in capitalized development costs in prior years.

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
EBIT

	For the years ended December 31,						Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2017	Percentage of net revenues	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
EBIT	917	24.4%	826	24.2%	775	22.7%	91	11.0%	51	6.6%
2019 compared to 2018
EBIT for 2019 was €917 million, an increase of €91 million, or 11.0 percent, from €826 million for 2018. As a percentage of net revenues, EBIT increased from 24.2 percent in 2018 to 24.4 percent in 2019.
The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €99 million, (ii) positive product mix and price impact of €78 million, (iii) an increase in research and development costs of €56 million, (iv) an increase in selling, general and administrative costs of €16 million, (v) an increase of industrial costs of €31 million mainly due to the operational startup costs in connection with the introduction of new models, including higher depreciation of fixed assets and other variable costs, (vi) negative contribution of €33 million due to lower engine sales to Maserati and other supporting activities, and (vii) positive foreign currency exchange impact of €50 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro.

The positive volume impact was attributable to an increase in total shipments, driven by the 488 Pista family, the Ferrari Portofino and the 812 Superfast, as well as the initial deliveries of the new F8 Tributo, partially offset by lower shipments of the 488 GTB and the 488 Spider, which concluded their lifecycle in 2019. The positive product mix and price impact was primarily attributable to the combined positive effects of the Ferrari Monza SP1 and SP2 in the fourth quarter of 2019, our personalization program and deliveries of the FXX K EVO, partially offset by negative product mix from range models as well as prior year shipments of the LaFerrari Aperta and the strictly limited edition Ferrari J50.

2018 compared to 2017
EBIT for 2018 was €826 million, an increase of €51 million, or 6.6 percent, from €775 million for 2017. As a percentage of net revenues, EBIT increased from 22.7 percent in 2017 to 24.2 percent in 2018.
The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €118 million, (ii) negative product mix and price impact of €17 million, (iii) a decrease in research and development costs of €14 million, (iv) a decrease in selling, general and administrative costs of €2 million, (v) net positive contribution from other supporting activities of €26 million, (vi) negative foreign currency exchange impact of €92 million (including foreign currency hedging instruments) primarily driven by fluctuations in the U.S. Dollar, the Pound Sterling and the Japanese Yen compared to the Euro.
The positive volume impact of €118 million was attributable to an increase in total shipments, driven by the 812 Superfast, the Ferrari Portofino and the 488 Pista. The negative product mix and price impact of €17 million was primarily attributable to the combined impact of lower sales of LaFerrari Aperta and the strong performance of the Ferrari Portofino, partially offset by the 812 Superfast, as well as pricing increases and deliveries of the strictly limited edition Ferrari J50 and the FXX K EVO. The net positive contribution from other supporting activities of €26 million was primarily attributable to sponsorship activities, a higher 2017 championship ranking compared to 2016 and a pronouncement on a prior year’s legal dispute, partially offset by a lower contribution from other brand related activities and engines supplied to Maserati.
Net financial expenses

	For the years ended December 31,			Increase/(Decrease)
	2019	2018	2017	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
Net financial expenses	42	23	29	19	78.6%	(6)	(19.5)%
2019 compared to 2018
Net financial expenses for 2019 were €42 million compared to €23 million for 2018, representing an increase of €19 million.    The increase in net financial expenses was primarily attributable to the net costs of hedging and foreign exchange losses of €11 million and €8 million of costs incurred in connection with the partial repurchase of bonds following a cash tender offer in July 2019, as well as the recognition of unamortized issuance costs.
2018 compared to 2017
Net financial expenses for 2018 were €23 million compared to €29 million for 2017, representing a decrease of €6 million.    The decrease in net financial expenses was primarily attributable to (i) a decrease in interest expenses and (ii) a decrease in net foreign exchange losses. The decrease in interest expenses was mainly driven by lower interest on bank borrowings due to the full repayment of a bank loan in November 2017, partially offset by higher interest on bonds due to a new bond issued in November 2017. For the year ended December 31, 2017, net financial expenses included gains resulting from exercising the Delta Topco option.
Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2019	2018	2017	2019 vs. 2018		2018 vs. 2017
	(€ million, except percentages)
Income tax expense	176	16	209	160	n.m.	(193)	(92.2)%
2019 compared to 2018
Income tax expense for 2019 was €176 million, an increase of €160 million, compared to €16 million for 2018.
In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. For further information see Note 10 “Income Taxes” to our Consolidated Financial Statements included elsewhere in this document. Income taxes for 2018 included the positive impact of the Patent Box benefit relating to the years 2015 to 2017 of €141 million.
The effective tax rate (net of IRAP) was 17.0 percent for 2019 compared to (1.1) percent for 2018 (total effective tax rate of 20.2 percent and 2.0 percent for 2019 and 2018, respectively).

2018 compared to 2017

Income tax expense for 2018 was €16 million, a decrease of €193 million, or 92.2 percent, from €209 million for 2017. The decrease in income tax expense was primarily attributable to the positive impact from the application of the Patent Box tax regime (as described above), including €141 million of Patent Box benefits related to the years 2015 to 2017 (of which €139 million was from direct use and €2 million was from indirect use of copyrights, patents, trademarks, designs and know-how) and the estimated Patent Box tax benefit relating to the year 2018, which amounted to €61 million.

Recent Developments
See Note 32 “Subsequent Events”, to the Consolidated Financial Statements.

B. Liquidity and Capital Resources
Liquidity Overview
We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development to transition our product portfolio to hybrid technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.
We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.
See “Net Debt and Net Industrial Debt” below for additional details relating to our liquidity.

Cyclical Nature of our Cash Flows
Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, as wells as the timing of capital expenditure and tax payments. In particular, our inventory levels increase in the periods leading up to the launches of new models, during the phase out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.
We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we tend to pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result of the above, including the advances received from customers for certain models, we generally receive payment for cars shipped before we are required to make payment for the raw materials and components used in manufacturing the cars.
Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and the number of new model launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year. We significantly increased our capital expenditure in 2018 and 2019 to further our investments in hybrid technology and to support the expansion of our product range.
The payment of income taxes also affects our working capital. We have typically paid our income taxes in two advances, however, as a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to our application of the Patent Box tax regime for the years 2015 to 2019, our tax expense was significantly reduced and we did not pay the second advance in relation to 2018 taxes or the first advance in relation to 2019 taxes. In the fourth quarter of 2019, we paid the second advance in relation to 2019 taxes, which was significantly reduced as a result of the Patent Box tax benefit. The Group is progressing with the required activities to apply the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. See Note 10 “Income Taxes” to the Consolidated Financial Statements for additional details related to the Patent Box.

Cash Flows
The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2019, 2018 and 2017. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2019	2018	2017
	(€ million)
Cash flows from operating activities	1,306	934	663
Cash flows used in investing activities	(701)	(637)	(379)
Cash flows used in financing activities	(502)	(152)	(85)
Translation exchange differences	1	1	(9)
Total change in cash and cash equivalents	104	146	190
Operating Activities — Year Ended December 31, 2019
For the year ended December 31, 2019, our cash flows from operating activities were €1,306 million, primarily the result of:

(i)
profit before tax of €875 million, adjusted to add back €352 million of depreciation and amortization expense, €42 million of net finance costs, €35 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments) and €14 million in provisions accrued. Other non-cash expenses were primarily attributable to share-based compensation expense under the equity incentive plan; and

(ii)	€146 million of cash generated by the change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.
These cash inflows were partially offset by:

(i)	€77 million of cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio;

(ii)
€9 million of cash related to the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash absorbed by inventory of €41 million and (b) cash absorbed by trade receivables of €22 million, which were both primarily driven by higher volumes, partially offset by (c) cash generated from trade payables of €54 million driven by higher capital expenditures and an increase in volumes;

(iii)	€39 million of net finance costs paid; and

(iv)	income tax paid of €33 million.
Operating Activities — Year Ended December 31, 2018
For the year ended December 31, 2018, our cash flows from operating activities were €934 million, primarily the result of:

(i)
profit before tax of €803 million, adjusted to add back €289 million of depreciation and amortization expense, €30 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments), €23 million of net finance costs and €16 million in provisions accrued. Other non-cash expenses were primarily attributable to share-based compensation expense under the equity incentive plan; and

(ii)
€62 million related to cash absorbed by the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash generated from trade payables of €40 million driven by higher capital expenditures and an increase in volumes, (b) cash generated by trade receivables of €27 million, partially offset by (c) cash absorbed by inventory of €5 million.

These cash inflows were partially offset by:

(i)	€107 million related to cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio in the U.S.;

(ii)	€83 million related to cash absorbed by the change in other operating assets and liabilities, primarily attributable to a decrease in advances for the LaFerrari Aperta and the Ferrari J50;

(iii)	€11 million of net finance costs paid; and

(iv)	income tax paid of €88 million, primarily related to the payment of the remaining balance of 2017 taxes as well as the first advance in relation to 2018 taxes.
Operating Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, our cash flows from operating activities were €663 million, primarily the result of:

(i)
profit before tax of €746 million, adjusted to add back €261 million of depreciation and amortization expense, €39 million related to other non-cash expenses and income (including net gains on disposal of property, plant and equipment and intangible assets as well as non-cash result from investments), €29 million of net finance costs and €13 million in provisions accrued. Other non-cash expenses were primarily attributable to share-based compensation expense under the equity incentive plan and equity-settled Non-Executive Directors’ compensation.

These cash inflows were partially offset by:

(i)
€73 million related to cash absorbed by the change in other operating assets and liabilities, primarily attributable to a decrease in advances for the LaFerrari Aperta in 2017, partially offset by advances received for the Ferrari J50;

(ii)
€61 million related to cash absorbed by the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash absorbed by inventory of €88 million driven by projected volume growth in line with our 2018 production outlook, (b) cash absorbed by trade receivables of €2 million, partially offset by (c) cash generated from trade payables of €29 million, driven by an increase in volumes;

(iii)	€44 million related to cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio in the U.S.;

(iv)	€32 million of net finance costs paid; and

(v)	income tax paid of €215 million, primarily related to the payment of the remaining balance of 2016 taxes and advances of 2017 taxes.
Investing Activities — Year Ended December 31, 2019
For the year ended December 31, 2019, our net cash used in investing activities was €701 million, primarily the result of:
(i) €354 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €352 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Investing Activities — Year Ended December 31, 2018
For the year ended December 31, 2018, our net cash used in investing activities was €637 million, primarily the result of:
(i) €338 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €301 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds from the sale of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Investing Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, our net cash used in investing activities was €379 million, primarily the result of:
(i) €203 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €189 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by €8 million of proceeds from exercising the Delta Topco option and proceeds from the sale of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Financing Activities — Year Ended December 31, 2019
For the year ended December 31, 2019, our net cash used in financing activities was €502 million, primarily the result of:

(i)	€387 million paid to repurchase common shares under the Company’s share repurchase program;

(ii)	€315 million related to the cash tender offer to repurchase an aggregate nominal amount of €200 million of the 2021 Bond and an aggregate nominal amount of €115 million of the 2023 Bond;

(iii)	€195 million of dividends paid, of which €2 million was to non-controlling interests; and

(iv)	€7 million related to the net change in bank borrowings and lease liabilities.

These cash outflows were partially offset by:

(i) €298 million of net proceeds from the Company’s issuance of 1.12 percent senior notes due August 2029 and 1.27 percent senior notes due August 2031, each having a principal amount of €150 million;

(ii) €92 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and
(iii) €12 million related to the net change in other debt.

Financing Activities — Year Ended December 31, 2018

For the year ended December 31, 2018, net cash used in financing activities was €152 million, primarily the result of:

(i)	€133 million of dividends paid to owners of the parent;

(ii)	€100 million paid to repurchase common shares under the Company's share repurchase program;
(iii) €8 million related to the net change in other debt;

(iv)	€4 million related to the net change in bank borrowings; and

(v)	€2 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd.
These cash outflows were partially offset by:

(i)	€95 million of proceeds net of repayments related to our revolving securitization programs in the U.S.

Financing Activities — Year Ended December 31, 2017
For the year ended December 31, 2017, net cash used in financing activities was €85 million, primarily the result of:

(i)
€791 million related to the net change in bank borrowings, including €795 million related to the full repayment of a bank loan under a previous credit facility, primarily with the proceeds of the 2021 Bond;

(ii)	€120 million related to a cash distribution of reserves to holders of our common shares;

(iii)	€8 million related to the net change in other debt; and

(iv)	€1 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd.
These cash outflows were partially offset by:

(i)	€694 million of net proceeds related to the issuance of the 2021 Bond, which were used, together with additional cash held, for the full repayment of a bank loan under a previous credit facility; and

(ii)	€141 million of proceeds net of repayments related to our revolving securitization programs in the U.S.

Capital Expenditures
Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the year ended December 31, 2019 were €706 million (€639 million and €392 million for the years ended December 31, 2018 and 2017, respectively).
The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018	2017
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	330	318	185
Patents, concessions and licenses	18	14	12
Other intangible assets	6	6	6
Total intangible assets	354	338	203
Property, plant and equipment
Industrial buildings	16	15	5
Plant, machinery and equipment	176	82	132
Other assets	18	10	13
Advances and assets under construction	142	194	39
Total property, plant and equipment	352	301	189
Total capital expenditures	706	639	392
Intangible assets
Our total capital expenditures in intangible assets for the year ended December 31, 2019 were €354 million (€338 million and €203 million for the years ended December 31, 2018 and 2017, respectively).
The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.
The increase in externally acquired and internally generated development costs reflects the broadening of our product range and our ongoing investments in hybrid technology, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

For the year ended December 31, 2019, we invested €330 million in externally acquired and internally generated development costs, of which €145 million related to development of models to be launched in future years and €185 million primarily related to the development of our current product portfolio as well as components.
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

Property, plant and equipment

Our total capital expenditure in property, plant and equipment for the year ended December 31, 2019 was €352 million (€301 million and €189 million for the years ended December 31, 2018 and 2017, respectively).
Our most significant investments generally relate to plant, machinery and equipment, which amounted to €176 million for the year ended December 31, 2019 (€82 million and €132 million for the years ended December 31, 2018 and 2017, respectively) as well as advances and assets under construction, which amounted to €142 million for the year ended December 31, 2019 (€194 million and €39 million for the years ended December 31, 2018 and 2017, respectively). Our most significant investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as expenditures related to hybridization and our personalization programs.
At December 31, 2019, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €105 million.

Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare with other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Starting in 2019 we changed the definition of Net Industrial Debt. See “Non-GAAP Financial Measures” above for further information.
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2019 and 2018.

	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	898	794
Total liquidity	898	794
Bonds and notes	(1,186)	(1,198)
Asset-backed financing (Securitizations)	(788)	(683)
Lease liabilities (1)	(60)	—
Borrowings from banks	(33)	(36)
Other debt	(23)	(10)
Total debt	(2,090)	(1,927)
Net Debt (A)	(1,192)	(1,133)
Net Debt of Financial Services Activities (B)	(855)	(763)
Net Industrial Debt (A-B)	(337)	(370)

(1)	As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets and related lease liabilities of €63 million in relation to leases which had previously been classified as operating leases under IAS 17. For further details, see Note 2 “Significant Accounting Policies” to the Consolidated Financial Statements included elsewhere in this document.

Following a cash tender offer, on July 16, 2019 the Company executed a partial repurchase of the 2023 Bond and 2021 Bond for aggregate nominal amounts of €115 million and €200 million respectively. On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298 million.

For further details on total debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents
Cash and cash equivalents were €898 million at December 31, 2019 compared to €794 million at December 31, 2018. See “Cash Flows” above for further details.
Approximately 77 percent of our cash and cash equivalents were denominated in Euro at December 31, 2019 (approximately 78 percent at December 31, 2018). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €115 million at December 31, 2019 (€78 million at December 31, 2018), is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.
The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2019	2018
	(€ million)
Euro	690	616
Chinese Yuan	110	73
U.S. Dollar	63	50
Japanese Yen	12	24
Other currencies	23	31
Total	898	794
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €28 million and €26 million at December 31, 2019 and 2018, respectively.
Total Available Liquidity
Our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2019 was €1,248 million (€1,294 million at December 31, 2018).
The following table summarizes our total available liquidity:

	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	898	794
Undrawn committed credit lines	350	500
Total available liquidity	1,248	1,294
The undrawn committed credit lines consist of a revolving credit facility. The revolving credit facility in place at December 31, 2018, which was due to mature in November 2020, was canceled in December 2019 and replaced with a new €350 million unsecured committed revolving credit facility (the “RCF”), which has a five-year tenor with two further one-year extension options on the Company’s request and the approval of each participating bank. For further details see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities
Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Starting in 2019 we changed the definition of Free Cash Flow and Free Cash Flow from Industrial Activities. See “Non-GAAP Financial Measures” above for further information.
The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017
	(€ million)
Cash flows from operating activities	1,306	934	663
Investments in property, plant and equipment and intangible assets	(706)	(639)	(392)
Free Cash Flow	600	295	271
Free Cash Flow from Financial Services Activities	(75)	(80)	(37)
Free Cash Flow from Industrial Activities	675	375	308
Free Cash Flow for the year ended December 31, 2019 was €600 million compared to €295 million for the year ended December 31, 2018 and €271 million for the year ended December 31, 2017. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2019 was €675 million, compared to €375 million for the year ended December 31, 2018. The increase was primarily attributable to an increase in Adjusted EBITDA, a positive change in cash generated from other operating assets and liabilities, driven by advances received for the Ferrari Monza SP1 and SP2, as well as a decrease in income taxes paid, partially offset by an increase in capital expenditures.
Free Cash Flow from Industrial Activities for the year ended December 31, 2018 was €375 million compared to €308 million for the year ended December 31, 2017. The increase was primarily attributable to an increase in Adjusted EBITDA, a decrease in tax payments due to the Patent Box benefit and the positive impact from changes in working capital, partially offset by an increase in capital expenditures.

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

F. Tabular Disclosure of Contractual Obligations
The following table summarizes payments due under our significant contractual commitments at December 31, 2019:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	340	918	416	300	1,974
Interest on long-term debt (2)	25	28	9	20	82
Lease obligations (3)	21	17	11	15	64
Unconditional minimum purchase obligations (4)	72	17	4	—	93
Purchase obligations (5)	105	—	—	—	105
Total contractual obligations	563	980	440	335	2,318
______________________________

(1)
Amounts presented relate to the principal amounts of long-term debt, excluding lease liabilities and the related interest expense that will be paid when due. For additional information see Note 24 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations.

(2)
Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the current rates in effect at December 31, 2019.

(3)	Lease obligations mainly relate to leases for Ferrari stores, industrial buildings and certain assets used in our business.

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
The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2019 as follows:

Amount
(€ million)
Debt	2,090
Short-term debt obligations	(54)
Lease liabilities	(60)
Amortized cost effects	(2)
Long-term debt	1,974
Pension, post-employment benefits and other provisions for employees    We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2019 the liability for such obligations amounted to €88 million (€87 million at December 31, 2018). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.

G. Safe Harbor

See section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The current Board of Directors of Ferrari was appointed effective as of April 12, 2019 and its term of office will expire on the day the next Annual General Meeting of Shareholders is held, which is currently expected to be held on April 16, 2020.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Louis C. Camilleri	1955	Chief Executive Officer and Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Sergio Duca	1947	Senior Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Giuseppina Capaldo	1969	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
Elena Zambon	1964	Non-Executive Director
Summary biographies for persons who are currently directors of Ferrari are included below:

John Elkann. Mr. John Elkann is Executive Chairman and Executive Director of Ferrari N.V., Chairman and Chief Executive Officer of EXOR and Chairman of Fiat Chrysler Automobiles N.V.. Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Giovanni Agnelli B.V. He is Vice Chairman of GEDI Gruppo Editoriale S.p.A., board member of The Economist Group and board member of PartnerRe Ltd. Mr. Elkann is a trustee of MoMA. He also serves as Chairman of the Giovanni Agnelli Foundation.
Louis C. Camilleri. Mr. Camilleri is Chief Executive Officer and Executive Director of Ferrari N.V. Mr. Camilleri currently serves as Chairman of the Board of Philip Morris International Inc. (“PMI”). From March 2008 to May 2013, he served as Chairman and Chief Executive Officer of PMI. From April 2002 and August 2002 until March 2008, he was Chief Executive Officer and Chairman of Altria Group, Inc. (formerly Philip Morris Companies, Inc.), respectively. From November 1996 to April 2002, he served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. He had been employed continuously by Altria Group, Inc. and its subsidiaries (including PMI) in various capacities since 1978. Mr. Camilleri served on the Board of Directors of América Móvil, S.A.B. de C.V. from April 2011 to March 2019, and previously served on the Board of Telmex International SAB from December 2009. Mr. Camilleri was President and CEO of Kraft Foods International in 1995 and was a Director of Kraft Foods Inc. (“Kraft”) from March 2001 to December 2007 and was Kraft’s Chairman from September 2002 to March 2007. Mr. Camilleri received a degree in Economics and Business Administration from HEC Lausanne, the Faculty of Business & Economics of the University of Lausanne (Switzerland).
Piero Ferrari. Mr. Piero Ferrari is Vice Chairman and Non-Executive Director of Ferrari N.V. and he has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is board member and Vice President of Ferretti Group and a board member and Vice President of CRN Ancona (Ferretti Group). He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2011 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities.

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
Sergio Duca. Mr. Duca is Senior Non-Executive Director and Chairman of the Board of Directors of Ferrari N.V. Mr. Duca is a member of the Statutory Auditors of BasicNet S.p.A. since 2017 and a director of Tofaş Türk Otomobil Fabrikası Anonim Şirketi, as well as the Chairperson of the corporate governance committee, member of the risk management committee and member of the audit committee of Tofaş Türk Otomobil Fabrikası Anonim Şirketi. He also serves as member of the board of Nedcommunity association since May 2019 and Chairman of the board of auditors of the Fondazione per la Scuola of Compagnia di San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Statutory Auditors of Enel S.p.A. from April 2010 until May 2019, Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as Chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, Chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.
Delphine Arnault. Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a main board director of LVMH Moët Hennessy Louis Vuitton SE since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé in 2008. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011 and Christian Dior SE in April 2012. Delphine Arnault previously served as a director of both Havas and 21st Century Fox from 2013 to 2019.
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
Adam Keswick. Mr. Keswick joined the Board in 2007 and was Deputy Managing Director of Jardine Matheson from 2012 to 2016. He was appointed chairman of Matheson & Co. in August 2016. He has held a number of executive positions since joining the Jardine Matheson Group from N M Rothschild & Sons in 2001, including group strategy director and, thereafter, group managing director of Jardine Cycle & Carriage between 2003 and 2007. Mr Keswick is a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also a Director of Ferrari N.V., and Vice-Chairman of the Supervisory Board of Rothschild & Co, and is a Director of Yabuli China Entrepreneurs Forum. Mr Keswick attended Eaton College and Edinburgh University where he received his Master of Arts degree in 1995.
Elena Zambon. Elena Zambon is President of Zambon SpA - Pharmaceutical Multinational established in 1906 in Vicenza (Italy) and present in 20 countries with subsidiaries in Europe, America and Asia - on top of being President of Fondazione Zoé - Zambon Open Education. Elena is a member of the Board of Directors of UniCredit, Ferrari N.V. and IIT- Istituto Italiano di Tecnologia; former member of the Board of Directors of Italcementi SpA, Fondo Strategico Italiano, Italian sovereign fund, Akros Finanziaria S.p.A. and Salvagnini SpA. She is Board Member and Vice Chair of FBN - Family Business Network, and Honorary President of AIdAF - Italian Family Business. She is also Vice President of Aspen Institute Italia; member of the Advisory Board of Politecnico di Milano School of Management and member of the Bocconi University Campaign Board; Board Member of the Centro Internazionale di Studi di Architettura Andrea Palladio. After obtaining the degree in Business Economics at Bocconi University, Elena joined Citibank N.A. In 1994 she founded the Family Office of the Zambon family, which in 2000 was transformed into a Multi Family Office, creating Secofind, of which she is still Honorary President. Elena Zambon has been knighted by the President of Italy, she is an Accademico Olimpico and she received the “Olivettiano Entrepreneur” Award, the “Marisa Belisario” Award, the “Masi Prize” and the “Leonardo Prize”.

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

Name	Year of Birth	Position
Louis C. Camilleri	1955	Chief Executive Officer and Executive Director
Antonio Picca Piccon	1964	Chief Financial Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Mattia Binotto	1969	Managing Director Gestione Sportiva and Team Principal Scuderia Ferrari
Nicola Boari	1970	Chief Brand Diversification Officer
Carlo Daneo	1968	General Counsel
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Flavio Manzoni	1965	Chief Design Officer
Jane Reeve	1959	Chief Communication Officer
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Biographies for the members of the SMT of Ferrari are included below:
Louis C. Camilleri. See above.
Antonio Picca Piccon. Mr. Picca Piccon was appointed as our Chief Financial Officer in July 2018. Before joining Ferrari, he held the position of CFO in Ariston Thermo Group, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and Fiat Chrysler Automobiles, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (now FCA Bank) and Group Treasurer and Head of Financial Services for FCA. He started his career in banking, in various positions within Sanpaolo IMI group (now part of Banca Intesa). He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Mr. Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.
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
Mattia Binotto. Mr. Binotto was appointed as Managing Director Gestione Sportiva and Team Principal Scuderia Ferrari on January 7, 2019. Having graduated in Mechanical Engineering from the Lausanne Polytechnic in 1994, he then obtained a Masters in Motor Vehicle Engineering in Modena. In 1995, he joined the Scuderia Ferrari test team as a Test Engine Engineer and fulfilled the same role with the race team from 1997 to 2003. In 2004, he became a Race Engine Engineer and from 2007 Mr. Binotto took on the role of Chief Engineer, race and assembly, moving on in 2009 to Head of Engine and KERS Operations. Having been appointed Deputy Director, Engine and Electronics in October 2013, Mr. Binotto subsequently took on the role of Chief Operating Officer, Power Unit. On July 27, 2016, he was appointed Chief Technical Officer of Scuderia Ferrari.

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
Carlo Daneo. Mr. Daneo was appointed as our General Counsel in July 2015, as a member of the Board of Directors of Ferrari North America Inc. in February 2017, as a member of the Supervisory Body of Ferrari S.p.A. in August 2015 and Data Protection Officer of the Ferrari Group in February 2018. Prior to joining Ferrari, he held several senior positions in the Fiat Chrysler Automobiles (FCA) legal area, including the role of Senior Vice President and Legal Counsel in Finance and Financial Services of FCA from 2008 until 2015 and the role of General Counsel in Fiat Chrysler Finance S.p.A. (previously Fiat Finance S.p.A.) from 2003 to 2015. He started his career in 1995 with a work experience at the United Nations at the International Trade Center Unctad/WTO in Geneva and since 1996 in the legal profession in law firms with experience in the Corporate, Finance and Capital Markets areas in primary international law firms in Italy and abroad until 2003. He graduated in Law at the University of Turin, did a master’s degree organized by the University Institute of European Studies in international law at the International Labour Organization of Turin and obtained the title of Lawyer.
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
Flavio Manzoni. Mr. Manzoni was appointed as our Chief Design Officer in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Skoda, Bentley, Bugatti and Volkswagen recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a thesis in industrial design from the University of Florence.
Jane Reeve. Ms. Reeve was appointed Chief Communication Officer in May 2019. Her career has spanned a range of senior management and Board positions in international communication groups including TBWA, Wunderman, Interbrand, RMG Connect, which she headed up as CEO from 2003 until 2010, and J. Walter Thomson Italy, where she was Chairman and CEO from 2010 until 2013. In January 2014 she was appointed as first ever CEO of the Italian Fashion Council (Camera Nazionale della Moda Italiana) until September 2015. Ms. Reeve was appointed Regional Director Europe & Chairman of J. Walter Thomson Italy from 2016 until April 2019. Ms. Reeve has fulfilled many institutional roles in the Italian industry: she has been the Italian representative for the European Federation of Sales Promotion, a jury member of Cannes Direct and Eurobest Direct & Integrated Awards and representative for AssoComunicazione (Italian communications association) at the European Advertising Council Association. Ms. Reeve holds a degree in English Language and Literature at Oxford University.

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

B. Compensation

Introduction
The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive directors and non-executive directors of the Company, and members of the SMT. In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2019. The form and amount of compensation received by the directors of Ferrari for the year ended December 31, 2019 was determined in accordance with the remuneration policy. The Compensation Committee oversees the remuneration policy, remuneration plans and practices of Ferrari and recommends changes when appropriate. The Committee is solely comprised of non-executive directors from the Board of Directors who are independent pursuant to the Dutch Corporate Governance Code. Through this document, Ferrari aims to provide its stakeholders with a high level of disclosure in order to strengthen the trust they and the market place in Ferrari, and provide them with the tools to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our shareholders’ approval when necessary.
This Compensation Report consists of two sections:

1.
Remuneration strategy: our current remuneration policy (which is available on our corporate website) governs compensation for both executive and non-executive directors. In 2019, Ferrari revised some remuneration features in order to provide an enhanced alignment with shareholders’ interests and long-term sustainability of our business.

Our current remuneration strategy further strengthens such alignment and adopts some new features to reflect developing best practices in the Dutch Corporate Governance Code.

2.
Implementation of remuneration strategy: details how remuneration features have been implemented during the 2019 financial year and actual remuneration received by each executive and non-executive director. In 2019, there was no deviation from the Remuneration Policy.

1. Remuneration Strategy for the 2019 Financial Year
Remuneration principles
The main goal of Ferrari’s remuneration strategy is to develop a system which consistently supports the business strategy and value creation for all shareholders, establishing a compensation structure that allows us to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company, as outlined below.

The main principles of Ferrari’s remuneration policy are outlined in the chart below:
Overview of remuneration elements
The structure of the remuneration applicable to our executive directors, non-executive directors and other key management under Ferrari’s remuneration policy consists of some or all of the following elements: fixed remuneration, short-term incentives, long-term incentives and non-monetary benefits. The purpose and features of the different elements of our remuneration structure for 2019 are outlined in the table below:

Component	Purpose	Terms and Conditions	Amounts
Remuneration Structure
- Attract, retain and motivate highly qualified executives to achieve challenging results
- Competitively position our compensation package compared to the compensation of comparable companies, mainly represented by the Peer Group and companies that compete for similar talent
- Reinforce our performance driven culture and meritocracy
Ferrari’s remuneration structure is organized as follows: - Fixed remuneration - Short-term incentives - Long-term incentives - Non-monetary benefits
- Offer a highly competitive compensation package compared to the reference market
- Reference Market: Roles with the same managerial complexity and responsibilities within comparable companies, including those represented by the Peer Group

Component	Purpose	Terms and Conditions	Amounts
Fixed Remuneration	Reward skills, contribution and experience required for the position held
- Executive Chairman: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the reference market
- CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Market
- SMT Members: annual remuneration is based on the role assigned, in line with reference market offering for roles of similar responsibility and complexity

- Executive Chairman: €250,000 annually
- CEO: €700,000 annually
- Non-Executive Directors: $75,000 annually
- SMT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource

Short-Term Incentive Plan	- Achieve the annual financial, operational and other targets and additional business priorities - Motivate and guide executives’ activities over the short-term period	2019 Short-term incentives targets: - Based on achievement of annually predetermined performance objectives - Annual financial, operational and other identified objectives
- Executive Chairman: The Chairman compensation package for 2019 did not include short-term incentives
- CEO: The CEO compensation package for 2019 did not include short-term incentives
- SMT Members: variable incentive percentage of fixed remuneration based on the position held

Component	Purpose	Terms and Conditions	Amounts
Long-Term Incentive Plan	- Align the behavior of executives critical to the business with shareholders’ interests - Motivate executives to achieve long-term strategic objectives - Enhance retention of key resources
- Equity awards to promote creation of value for the shareholders
- PSUs and RSUs: vesting in installments
- PSUs: 50% linked to TSR compared to Peer Group, 30% linked to EBITDA; 20% linked to a qualitative factor related to the sustainability and innovation of business

- Executive Chairman: Target pay-opportunity is 300% and maximum pay-opportunity is 400% of base salary, in accordance with the long-term shareholder value creation and pay for performance principles of Ferrari’s remuneration policy
- CEO: Target pay-opportunity is 643% and maximum pay-opportunity is 857% of base salary
- SMT Members: variable incentive percentage of fixed remuneration based on the position held

Non-monetary Benefits	- Retain executives through a total reward approach - Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary fringe benefits such as company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling
Share Ownership Guidelines	- Ensures alignment with shareholders’ interests	- Executive Directors, other SMT members, other senior leaders and key employees are expected to build up share ownership over a period of 5 years	- Executive Chairman and CEO: 6 times net base salary - SMT Members: 3 times net base salary

Executive directors’ pay-mix
In light of the foregoing considerations, our Executive Chairman’s and CEO’s compensation packages are structured as follows:
As shown in the charts above, the Chairman and CEO compensation packages for 2019 do not include short-term incentives.
Our remuneration policy is aligned with Dutch law and the Dutch Corporate Governance Code. In particular, the Dutch Corporate Governance Code requires listed companies to disclose certain information about the compensation of their Board and Executive Directors. Through this remuneration strategy, Ferrari fulfills the requirements of the Code ensuring full transparency with our shareholders.

2019 remuneration of executive directors and SMT members
The Board of Directors determines the compensation for our executive directors following the recommendation of the Compensation Committee and with reference to the remuneration policy. The compensation structure for executive directors and SMT members includes a fixed component and a variable component based on short and long-term performance. We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors and SMT members to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives, while considering the executive directors’ view concerning the level and structure of their own remuneration. Performance targets are set by the Compensation Committee to be both achievable and stretching, considering Ferrari’s strategic priorities and the automotive landscape. The performance measures that are used for variable components have been chosen to better support Ferrari’s strategy, long-term interests and sustainability. We establish target compensation levels using a market-based approach and we monitor compensation levels and trends in the market. In addition, we periodically benchmark our executive compensation program against other companies in similar industries with whom we are most likely to compete for the executive talent.
On the basis of the remuneration policy objectives, compensation of executive directors and SMT members consists, inter alia, of the following elements discussed below. Only the long-term incentives element of variable compensation was applicable to executive directors in 2019.
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
Short-term incentives
The primary objective of our performance-based short-term variable cash-based incentives is to incentivize the executive directors and SMT members to focus on the business priorities for the current or next year. The short-term incentive plan is designed to motivate its beneficiaries to achieve challenging targets, by recognizing individual contributions to the Group’s results on an annual basis. The Compensation Committee believes that it is appropriate to use a balance of corporate financial targets, strategic objectives and individual performance objectives.

The methodology for Short Term Incentive Calculation is the following:
To determine the executive directors’ annual performance bonus, the non-executive directors, upon proposal of the Compensation Committee:

•	approve the executive directors’ targets and maximum allowable bonuses;

•	select the appropriate metrics and their weighting;

•	set the stretch objectives;

•	consider any unusual items in a performance year to determine the appropriate measurement of achievement; and

•	approve the final bonus determination.

In 2019, the Compensation Committee defined the Company Performance Factor including four metrics:

•	Net Revenues (20%)

•	Consolidated Adjusted EBIT (20%)

•	Consolidated EBITDA (20%)

•	Industrial Free Cash Flow (40%)
The Compensation Committee established challenging goals for each metric, each of which pays out independently. There is no minimum bonus payout. As a result, if none of the threshold objectives are satisfied, there is no bonus payment.
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
As described above, our executive directors (Executive Chairman and CEO) were not included in the Short-Term Incentive Plan in 2019, as the focus of their role is primarily on the long-term view.
Long-term incentives
We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the CEO, the Executive Chairman and SMT members of the Group to increasing shareholder value.

Equity Incentive Plan 2019-2021

On February 26, 2019, the Board of Directors approved a new equity incentive plan covering a performance period from 2019 to 2021. The Equity Incentive Plan 2019-2021 is consistent with the Company’s business plan presented at the Capital Markets Day in September 2018. Under the Equity Incentive Plan 2019-2021, a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), each representing the right to receive one Ferrari common share, have been awarded to the Executive Chairman and the CEO of the Company (as approved by Annual General Meeting on April 12, 2019), as well as to members of the SMT and other key employees of the Group.

The Equity Incentive Plan 2019-2021 has the features described below.

The PSU awards are based on the achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a peer group), ii) an EBITDA target, and iii) an innovation target. Each target is measured independently of the other targets and relates to separate portions of the aggregate awards. The RSU awards are service-based and will vest conditional on the Chairman’s and CEO’s continued employment with the Company at the time of vesting.

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting)
Executive Chairman	Performance Share Units (PSUs)	67%	3-years cliff vesting	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Retention Restricted Share Units (RSUs)	33%	3-years cliff vesting	N/A
CEO	Performance Share Units (PSUs)	67%	3-years installment vesting: - 12% after 1 year - 12% after 2 years - 76% after 3 years	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Retention Restricted Share Units (RSUs)	33%	3-years installment vesting: - 33% after 1 year - 33% after 2 years - 34% after 3 years	N/A

The number of PSU awards earned is determined based on the level at which the three performance criteria described below are achieved. At the end of vesting period, the total number of PSUs earned is equal to the sum of:

•	the number of PSUs earned under the TSR payout factor, plus;

•	the number of PSUs earned under the EBITDA payout factor, plus;

•	the number of PSUs earned under the Innovation Performance Goal.

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance
TSR (50%)	Financial criteria	New Peer Group* (8 companies: Ferrari, Aston Martin, Burberry, Hermes, Kering, LVMH, Moncler, Richemont)	TSR is tracked for both Ferrari and the companies in the defined New Peer Group calculating starting and ending prices as an average of the 30 calendar days prior to grant and award date
EBITDA (30%)	Financial criteria	5-year Business Plan
Earnings before interest, taxes, depreciation and amortization takes a company’s earnings, and subtracts its cost of debt, cost of goods sold and operating expenses and taxes, resulting in an indicator of Ferrari’s profitability

Innovation Performance Factor (20%)	Non-financial criteria	Critical project milestones
The Innovation Performance Factor focuses on the new product launches in line with Ferrari’s plan and on technological innovation. It is measured in terms of product launches (milestones, volumes and contribution margin), for a weight of 70%, and key technological projects, for the remaining 30%, to be achieved during the performance period.

_____________________________
* Tiffany was removed from the New Peer Group as a consequence of its recently announced acquisition by LVMH in November 2019.

Our non-financial criterion, the Innovation Performance Factor. was added in the Equity Incentive Plan 2019-2021 in order to have a performance indicator directly linked to the long-term sustainability and technological innovation of our business.

The TSR peer group was updated during the course of 2019 in order to consider more strategically relevant comparable companies for Ferrari.

In relation to the vesting of the PSUs awarded to the CEO, for the interim performance periods ending on December 31, 2019 and December 31, 2020, a maximum of 100% of the units subject to the TSR and EBITDA payout factors may be earned and vest even in case of over-performance. Only at the end of the last interim performance period, ending on December 31, 2021, the plan recognizes a possible over-achievement through the recognition of a payout higher than the target award.

In relation to the vesting of the awards to the Chairman, the vesting of all units will occur after the end of the performance period (December 31, 2021), assuming the conditions for vesting are satisfied.

The performance period for the PSUs commenced on January 1, 2019. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann in 2019 is €111.64 per share and the fair value of the PSUs that were granted to Mr. Camilleri in 2019 is €111.25 per share.

The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and the CEO in 2019
Grant date share price	€122.90
Expected volatility	26.5%
Dividend yield	0.9%
Risk-free rate	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

While the RSUs granted to Mr. Camilleri will vest in 2020, 2021 and 2022 subject to continued employment with the Company, the RSUs granted to Mr Elkann have a three-years cliff vesting period and will vest in 2022 subject to continued employment with the Company. The fair value of the RSUs that were granted to Mr. Elkann in 2019 is €119.54 and the fair value of the RSUs that were granted to Mr. Camilleri in 2019 is €120.56.

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

If within twenty-four months following a change of control (as defined), the Chairman’s services are terminated by the Company (other than for cause), or are terminated by the Chairman for good reason, the Chairman is entitled to receive the accelerated vesting of awards under his long-term incentive plan.

Internal pay ratios

In line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. In the absence of prescribed methodologies within the Dutch Corporate Governance Code, for the financial year 2019 we chose to show two different internal pay ratios:

1.	Fixed Pay Ratio: considers the annual fixed salary of our executive directors versus the median employee’s base salary.

Using the CEO’s fixed remuneration of €700,000 in 2019, the resulting CEO pay ratio versus the median employee base salary was 22 (in 2018: 16). The change in the CEO pay ratio is primarily caused by the increase of the CEO’s fixed salary from €500,000 in 2018 to €700,000 in 2019. Similarly, the resulting Chairman pay ratio using the Chairman’s fixed remuneration versus the median employee base salary was 7.9 for 2019 (not applicable in 2018 as the Chairman did not hold an executive role).

2.
Total Pay Ratio: considers the annual target compensation of our executives directors versus the median employee’s compensation, consisting of actual fixed and variable compensation, excluding fringe benefits and social contributions.

Using the CEO’s target annual compensation of €5.2 million, the resulting CEO pay ratio versus the median employee was 138 (in 2018: 148). The change in the CEO pay ratio is primarily caused by the increase of the median employee’s compensation from €35,100 in 2018 to €37,694 in 2019, in line with our compensation strategy linked to the Group’s performance.

Similarly, the resulting Chairman pay ratio using the Chairman’s targeted annual compensation of €1.0 million versus the median employee was 26.5 (not applicable in 2018 as the Chairman did not hold an executive role).

The methodology used to calculate the “Fixed Pay Ratio”, which takes only the fixed remuneration component and excludes the variable components of compensation, was originally chosen for the following two reasons. First, the overall compensation package (including fixed and variable components) depends on the results achieved by Group. Therefore, poor performance would imply low or null variable remuneration, thereby reducing the pay ratio, with less efficient performance resulting in a lower ratio, which may wrongly signal a virtuous development. Secondly, we exclude variable compensation to ensure comparability of the ratio over time, and to avoid the ratio being skewed in different periods by the vesting features of the plan. We added the “Total Pay Ratio” disclosure in 2019 in order to provide a more complete internal pay ratio disclosure and offer additional insight into the pay ratio when the target annual compensation of our executive directors is considered.

The development of these ratios and any prescribed methodologies within the Dutch Corporate Governance Code will be monitored and disclosed going forward.

Recoupment of incentive compensation (claw back policy)
The long-term incentive plans (the Equity Incentive Plan 2016-2020 and the Equity Incentive Plan 2019-2021) include a claw back clause, which allows the Company to claim the refund of part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).

In particular, if a Recovery Event occurs within 2 years after the payment of cash or delivery of any shares in respect of the PSUs or RSUs, a participant will be required to repay the net amount received, as determined by the Board of Directors in its discretion.

Stock ownership
In 2019 the Board of Directors determined stock ownership guidelines applicable to Ferrari’s directors and certain employees, recognizing the critical role that stock ownership has in aligning the interests, in particular, of Ferrari’s Executive Chairman, CEO, SMT members and senior leaders and key employees with those of the shareholders. As of the end of the 2019 financial year, covered employees should own Ferrari common shares in the following minimum amounts (as multiple of net base salary):

Incumbent	Share Ownership Guideline
Executive Chairman and Chief Executive Officer	6 times net base salary
Other SMT members	3 times net base salary
Other senior leaders	1.5 times net base salary
Other key employees	1 times net base salary
The Chairman and the Chief Executive Officer are each required to retain one hundred percent (100%) of net, after-tax shares of common stock issued upon vesting and settlement of any equity awards granted to such individual until the fifth anniversary of the grant date of such award other than death, termination of service due to total disability, approved leave of absence or retirement.
The above listed covered employees are required to achieve the applicable ownership threshold within 5 years, through acquisitions of Ferrari common shares as a result of the vesting of PSUs or RSUs until the required ownership level has been met, excluding any shares sold to pay taxes in connection with the granting of those shares.
Scenario analysis
On an annual basis, the non-executive directors, upon proposal of the Compensation Committee, examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of Executive Chairman and our CEO (scenario analysis). To date, the non-executive directors believe the remuneration policy has proven effective in terms of establishing a correlation between Ferrari’s strategic goals and the chosen performance criteria, as the main key performance criteria of our Executive Chairman’s and our CEO’s long-term incentive plan (i.e. the TSR, EBITDA and Innovation Performance Factor), which represents a significant part of the Executive Chairman’s and the CEO’s compensation package, supports both Ferrari’s business strategy and value creation for our shareholders.

In the event that specific long-term threshold performance targets are not achieved, there will be no variable pay vesting or payout for executive directors for the relevant period.

The following table and chart describe compensation levels that current Executive Directors could receive under different scenarios in a calendar year, assuming a constant share price (i.e. no appreciation):

Element of remuneration	Details of assumption
Fixed remuneration	This comprises base salary with effect from January 1, 2020. The Executive Chairman salary will be €250,000 and the CEO salary will be €700,000
Short-term Incentive Plan	The Chairman and the CEO compensation packages do not include short-term incentives.
Long-term Incentive Plan
Executive Chairman:
–
in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs and solely the payment of RSUs;
–
in case of achievement of the targets for each of the performance criteria, the scenario assumes an award equal to target pay opportunity (300% of base salary);
–
in case of achievement of the maximum level of each performance criteria the scenario assumes the award equal to maximum pay opportunity (400% of base salary).

CEO:
–
in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs and solely the payment of RSUs;
–
in case of achievement of the targets for each of the performance criteria the scenario assumes the award equal to target pay opportunity (643% of base salary);
–
in case of achievement of the maximum for each of the performance criteria the scenario assumes the award equal to maximum pay opportunity (857% of base salary).

N.B. Details about the actual CEO remuneration in the section 2. Implementation of Remuneration Policy in 2019

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

2. Implementation of Remuneration Strategy in 2019
Introduction
This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2019. The remuneration granted in the year ended December 31, 2019 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.
Directors’ compensation
The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2019 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration		Variable remuneration(3) (€)	Extraordinary items (€)	Pension expense (€)	Total remuneration in 2019(4) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann(1)	Chairman and Executive Director	211,666	11,920(2)	—		—	223,586
Louis C. Camilleri	Chief Executive Officer and Executive Director	700,000	3,668(2)	—	183,587(5)	—	887,255
Total	Executive Directors	911,666	15,588	—	183,587	—	1,110,841
Piero Ferrari	Vice Chairman and Non-Executive Director	71,552	11,920(2)	—	—	—	83,472
Sergio Duca	Senior Non-Executive Director	109,810	—	—	—	—	109,810
Delphine Arnault	Non-Executive Director	67,080	—	—	—	—	67,080
Giuseppina Capaldo	Non-Executive Director	86,465	—	—	—	—	86,465
Eddy Cue	Non-Executive Director	73,542	—	—	—	—	73,542
Lapo Elkann(6)	Non-Executive Director	18,627	—	—	—	—	18,627
Amedeo Felisa(6)	Non-Executive Director	18,627	—	—	—	—	18,627
Maria Patrizia Grieco	Non-Executive Director	76,024	—	—	—	—	76,024
Adam Keswick	Non-Executive Director	67,080	—	—	—	—	67,080
Elena Zambon	Non-Executive Director	74,535	—	—	—	—	74,535
Total	Non-Executive Directors	663,342	11,920	—	—	—	675,262

(1)	From 01/01/2019 to 04/12/2019: Chairman and Non-Executive Director. From 04/12/2019 to 12/31/2019: Chairman and Executive Director.

(2)	Relate to car benefits provided to Mr, Camilleri, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.

(3)	For information regarding Equity Based Variable Compensation see Share-Based Compensation of Executive Directors below.

(4)	Certain amounts have been translated from U.S. Dollars to Euro.

(5)	The amount includes an extraordinary lump sum to compensate the Italian taxation impact on the CEO's relocation to Italy.

(6)	Mr. Lapo Elkann and Mr. Amedeo Felisa were Non-Executive Directors from 01/01/2019 to 04/12/2019.

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2018 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration		Variable remuneration (€)	Extraordinary items (€)	Pension expense (€)	Total remuneration in 2018(5) (€)
		Annual fee (€)	Fringe benefits(2) (€)
John Elkann(1)	Chairman and Executive Director	79,554	13,025	—	—	—	92,579
Louis C. Camilleri(3)	Chief Executive Officer and Executive Director	270,412	—	—	—	—	270,412
Total	Executive Directors	349,966	13,025	—	—	—	362,991
Piero Ferrari	Vice Chairman and Non-Executive Director	68,149	12,397	—	—	—	80,546
Sergio Duca(4)	Senior Non-Executive Director	94,890	—	—	—	—	94,890
Delphine Arnault	Non-Executive Director	63,889	—	—	—	—	63,889
Giuseppina Capaldo	Non-Executive Director	73,781	—	—	—	—	73,781
Eddy Cue	Non-Executive Director	68,149	—	—	—	—	68,149
Lapo Elkann(6)	Non-Executive Director	63,889	—	—	—	—	63,889
Amedeo Felisa(6)	Non-Executive Director	63,889	—	—	—	—	63,889
Maria Patrizia Grieco	Non-Executive Director	72,408	—	—	—	—	72,408
Adam Keswick	Non-Executive Director	63,889	—	—	—	—	63,889
Elena Zambon	Non-Executive Director	72,030	—	—	—	—	72,030
Total	Non-Executive Directors	704,963	12,397	—	—	—	717,360

(1)	From 01/01/2018 to 07/21/2018: Vice Chairman and Non-Executive Director. From 07/21/2018 to 12/31/2018: Chairman and Non-Executive Director.

(2)	Fringe benefits relate to car benefits provided to Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.

(3)	From 01/01/2018 to 07/21/2018: Senior Non-Executive Director. From 09/07/2018 to 12/31/2018: Chief Executive Officer and Executive Director.

(4)	From 07/21/2018 to 12/31/2018: Senior Non-Executive Director.

(5)	Certain amounts have been translated from U.S. Dollars to Euro.

The following table shows a comparison of the total remuneration of directors over the last four years, based on Ferrari directors who served as directors in 2019. Compensation data for 2015 is not included as the Company was not a Dutch-listed company at December 31, 2015.

Directors’ Total Remuneration (€)
		2019	2018	2017	2016
John Elkann	Chairman and Executive Director	223,586(1)	92,579(2)	115,317	142,864
Louis C. Camilleri	Chief Executive Officer and Executive Director	887,255	270,412(3)	133,021	214,987
Piero Ferrari	Vice Chairman and Non-Executive Director	83,472	80,546	111,919	193,610
Sergio Duca	Senior Non-Executive Director	109,810	94,890(4)	119,743	212,506
Delphine Arnault	Non-Executive Director	67,080	63,889	97,614	130,637
Giuseppina Capaldo	Non-Executive Director	86,465	73,781	106,465	195,162
Eddy Cue	Non-Executive Director	73,542	68,149	102,039	186,170
Lapo Elkann	Non-Executive Director	18,627(7)	63,889	97,614	133,665
Amedeo Felisa	Non-Executive Director	18,627(7)	63,889	87,655(5)	6,750,315(6)
Maria Patrizia Grieco	Non-Executive Director	76,024	72,408	106,465	136,750
Adam Keswick	Non-Executive Director	67,080	63,889	97,614	130,637
Elena Zambon	Non-Executive Director	74,535	72,030	102,039	189,138
Company Performance (€ million)
Adjusted EBITDA		1,269	1,114	1,036	880
Median of fixed remuneration on a full-time equivalent basis of employees(*) (€)
Median fixed remuneration of employees		31,782	30,600	30,385	29,938
(*) This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.

(1)	From 01/01/2019 to 04/12/2019: Chairman and Non-Executive Director. From 04/12/2019 to 12/31/2019: Chairman and Executive Director.

(2)	From 01/01/2018 to 07/21/2018: Vice Chairman and Non-Executive Director. From 07/21/2018 to 12/31/2018: Chairman and Non-Executive Director.

(3)	From 01/01/2018 to 07/21/2018: Senior Non-Executive Director. From 09/07/2018 to 12/31/2018: Chief Executive Officer and Executive Director.

(4)	From 07/21/2018 to 12/31/2018: Senior Non-Executive Director

(5)
Mr. Felisa served on the Board of Directors as Executive Director with a specific consultancy contract until the Annual General Meeting of Shareholders held on 04/14/2017, following which Mr. Felisa served as Non-Executive Director.

(6)
On May 2, 2016 Mr. Amedeo Felisa retired as Chief Executive Officer. His role was taken by Mr. Sergio Marchionne who assumed the Chief Executive Officer’s responsibilities while also retaining his role as Chairman of the Company. Mr. Felisa continued to serve on the Board of Directors of Ferrari as Executive Director with a specific consultancy contract until the Annual General Meeting of Shareholders held in April 2017 following which Mr. Felisa served as non-executive director. Base premium salary includes €814 thousand for his role as Chief Executive Officer from 01/01/2016 to 05/01 2016 and €167 thousand pursuant to the abovementioned consultancy contract from 05/02/2016 to 12/31/2016. Other includes €5,500 thousand for retirement package.

(7)	Mr. Lapo Elkan and Mr. Amedeo Felisa were Non-Executive Directors from 01/01/2019 to 04/12/2019

Share-Based Compensation of Executive Directors

The following table gives an overview of the outstanding equity incentive plans provided to Ferrari Executive Directors in 2019:

Name, position	Main conditions of share award plans				Movements in share awards during 2019
	Plan	Performance period	Grant date	Vesting date	Number of unvested shares at January 1, 2019	Shares awarded	Shares vested	Number of unvested shares at December 31, 2019	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2022	—	20,703	—	20,703	13,802
Louis C. Camilleri, CEO	Equity Incentive Plan 2016-2020	2016 - 2020	September 2018	March 2019	17,108	—	17,108	—	11,405
	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2020 March 2021 March 2022	—	124,218	—	124,218	82,812

In 2017, the Board of Directors and the Shareholders approved an incentive plan covering the performance period from 2016-2020 (the “Equity Incentive Plan 2016-2020”). The Equity Incentive Plan 2016-2020 is comprised of a performance-based component represented by PSUs, equal to two thirds of the total share units granted, and a service-based component represented by RSUs covering the remaining one third of share units granted, each of which units represents the right to receive one common share of the Company. Under the terms of the Equity Incentive Plan 2016-2020, the PSUs vest subject to the achievement of a market performance condition related to the Company’s TSR compared to a peer group which was comprised of Ferrari and other seven companies (i.e., Brunello Cucinelli, Burberry, Ferragamo, Hermes, LVMH, Moncler and Richemont); the RSUs vest subject to the beneficiary’s continued employment with the Company.
The following table summarizes, from a pay-for-performance perspective, the performance of our CEO in 2019 with specific reference to Ferrari’s TSR performance against its industry-specific defined peer group, since it was the only performance indicator relating to PSU awards granted to our CEO in 2019. It should be noted that our CEO compensation package for 2019 did not include any short-term incentives:

Name	Position held	a) Description of the performance criteria b) Applicable performance	Relative weighting of the performance criteria	Information on performance targets			a) Actual performance b) Actual payout
				a) Threshold performance b) Corresponding award	a) Target performance b) Corresponding award	a) Maximum performance b) Corresponding award
Louis C. Camilleri	Chief Executive Officer	a) 3-year TSR (from January 4, 2016 to December 31, 2018) b) Equity Incentive Plan 2016-2020	100.00%	a) 5th out of 8 Companies b) 50% of Target Award	a) 3rd out of 8 Companies b) 100% of Target Award	a) 1st out of 8 Companies b) 150% of Target Award	a) 3rd out of 8 Companies b) 100% of Target Award
The former Chairman and Chief Executive Officer of the Company, Mr. Sergio Marchionne, was the beneficiary of PSU awards under the Equity Incentive Plan 2016-2020. Under the terms and conditions of the applicable award agreement, the PSUs awarded to Mr. Marchionne under the plan remain outstanding following Mr. Marchionne’s death in July 2018 for the benefit of his heirs, and are eligible to be earned based on the actual performance of the Company and in accordance with the other terms and conditions of the award agreement. For the first tranche of the PSU awards under the Equity Incentive Plan 2016-2020, which cover the performance period from 2016 to 2018, Ferrari ranked third in TSR within the defined industry-specific peer group applicable to the plan, corresponding to the vesting of 100 percent of the target PSUs awarded for the related period. As a result, in 2019 150,000 PSU awards previously granted to Mr. Marchionne under the Equity Incentive Plan 2016-2020 vested. A further 300,000 PSU awards previously awarded under the plan remain outstanding at December 31, 2019 and are subject to vesting based on the actual performance of the Company compared to the peer group over the related performance periods from 2016 to 2019 and 2016 to 2020.

Compensation of the members of the SMT
The compensation paid to or accrued during the year ended December 31, 2019 by Ferrari and its subsidiaries to the members of the SMT (excluding the CEO) amounted to €19.9 million in aggregate, including €14.5 million for short-term incentives, €0.2 million for the Group’s contributions to pension funds and €5.2 million for share-based compensation in relation to PSUs and RSUs granted under the Group’s equity incentive plans. The PSU and RSU awards vest in three equal tranches in 2019, 2020 and 2021, subject to continued employment and, for the PSU awards, the achievement of a market performance condition related to TSR, as described above. Given Ferrari’s third place positioning in the TSR ranking against the Peer Group for the first tranche of the Equity Incentive Plan 2016-2020, which covers the performance period from 2016 to 2018, at December 31, 2019 29,444 PSUs and 14,722 RSUs had vested for SMT members (excluding the CEO).

Director and Officer Overlaps
There are overlaps among the directors and officers of FCA and our directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. John Elkann our Chairman, is also the Chairman of FCA and the Chairman and Chief Executive Officer of Exor. At February 7, 2020, Exor held approximately 24.0 percent of our outstanding common shares and approximately 35.8 percent of the voting power in the Company, while it holds approximately 29.0 percent of the outstanding common shares and 42.1 percent of the voting power in FCA, based on SEC filings. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Item 3.D.—Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with FCA and Exor and its related companies”.

C. Board Practices

Please refer to “Item 6.A. Directors and Senior Management” for additional information concerning the Company’s Directors required by this item and “Item 6.B Compensation”.
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
Pursuant to the charter of the Audit Committee, the function of the Audit Committee is to assist and advise the Board of Directors’, and act under authority delegated by the Board of Directors, with respect to, inter alia: (i) the integrity of Ferrari’s financial statements, including any published interim reports; (ii) Ferrari’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) Ferrari’s compliance with legal and regulatory requirements; (v) Ferrari’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; (vii) the review and approval of related party transactions, and (viii) the implementation and effectiveness of the Company’s ethics and compliance program. The Audit Committee is comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

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
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairperson
Giuseppina Capaldo	Member
Eddy Cue	Member
Pursuant to the charter of the Governance and Sustainability Committee, the function of the Governance and Sustainability Committee is to assist and advise the Board of Directors, and act under authority delegated by the Board of Directors, with respect to, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointment of executive and non-executive directors. The Governance and Sustainability Committee is comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at least half of whom must be independent within the meaning of the Code, elected by the Board of Directors.
The Compensation Committee consists of the following members:

Name	Position
Giuseppina Capaldo	Chairperson
Eddy Cue	Member
Piero Ferrari	Member
Pursuant to the charter of the Compensation Committee, the function of the Compensation Committee is to assist and advise the Board of Directors’, and act under authority delegated by the Board of Directors, with respect to: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; and (iv) remuneration reports. The Compensation Committee is comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.

D. Employees
Human capital is a crucial factor in our success, building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, including our appraisal system to assess our middle-managers and white collar employees through performance management metrics; our talent management and succession planning; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Uomo, which includes, among other programs, Formula Benessere Program (offering medical assistance to employees and their families) and Formula Estate Junior (offering Summer Campus to the children of employees).

At December 31, 2019, we had a total of 4,285 employees, including 123 managers and senior managers. Of these, 4,043 were based at our Maranello facility, and 242 in offices around the world (including 22 managers and senior managers), mostly in North America and China.

	At December 31,
	2019	2018	2017
White-collar employees and middle-managers	1,983	1,691	1,531
Italy	1,772	1,517	1,358
Rest of the world	211	174	173
Workers	2,179	2,050	1,757
Italy	2,170	2,047	1,754
Rest of the world	9	3	3
Managers and senior managers	123	110	92
Total	4,285	3,851	3,380
Approximately 12 percent of the employees were trade union members in 2019. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement. Our other employees are covered by two agreements: the first one entered into by FCA, CNH Industrial N.V. and Ferrari with FIM-CISL, UILM-IUL, FISMIC and Unione Generale del Lavoro (UGL) signed on March 11, 2019 which will expire on December 31, 2022, and the second one named “Accordo Premio di Competitività Ferrari” signed on September 25, 2019 which will expire on December 31, 2023. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €13,000 gross per year and payable in four installments: three advances and a final balance.
In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

E. Share Ownership
The number of shares directly and indirectly owned by members of the Board of Directors on February 7, 2020 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.2%	18,892,160	29.8%
John Elkann	15,375	(*)	—	—
Louis C. Camilleri	22,748	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
Adam Keswick	2,643	(*)	—	—
Elena Zambon	1,808	(*)	—	—

(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 7, 2020.

No members of the SMT beneficially own 1 percent or more of the Company’s common shares.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Exor is the largest shareholder of Ferrari through its approximately 24.0 percent shareholding interest in our outstanding common shares (as of February 7, 2020). See “Item 4.A. History and Development of the Company.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 35.8 percent (as of February 7, 2020). In addition, as of February 7, 2020, Mr. Piero Ferrari holds approximately 10.2 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.2 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “—Shareholders’ Agreement”.
Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of that merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds 52.99 percent of its share capital, based on regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 7, 2020, were John Elkann, Jeroen Preller, Florence Hinnen, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia and Eduardo Teodorani-Fabbri.
Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 7, 2020:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	24.0%
Piero Ferrari (2)	18,894,295	10.2%
BlackRock, Inc.(3)	11,229,807	6.1%
T. Rowe Price Associates, Inc.(4)	8,648,944	4.7%
Other public shareholders	101,877,301	55.0%

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

(2)
Each of Exor and Piero Ferrari participate in the loyalty voting program of Ferrari. As of February 7, 2020 Exor owned 44,435,280 special voting shares, including 6,854,893 special voting shares issued to Exor in April 2019 under the terms of the loyalty voting program, and Mr. Ferrari owned 18,892,160 special voting shares. Therefore, as discussed above in this section, their voting power in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.

(3)
Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed by BlackRock, Inc. on February 5, 2020, File No. 005-89223), BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 10,276,324 common shares.

(4)
Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 14, 2018, File No. 005-89223), T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940 and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 3,143,852 common shares.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 7, 2020, approximately 58.2 million Ferrari common shares, or 31.4 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,850 record holders had registered addresses in the United States.

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

B. Related Party Transactions
Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the FCA Group and other companies controlled by Exor (including CNH Industrial N.V. and its subsidiaries), and our unconsolidated subsidiaries, associates and joint ventures. In addition, members of our Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
a technical cooperation, starting from November 2019, between the Group and FCA Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which were controlled by the FCA Group until May 2, 2019 when FCA completed the sale of Magneti Marelli. Following the sale, Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party;

•
transactions with FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues.

Transactions with Exor Group companies (excluding FCA Group companies)

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
In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities. Please see Note 28 “Related Party Transactions” to the Consolidated Financial Statements for further details on our related party transactions.

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
Legal Proceedings
Legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including car safety; emissions and fuel economy, early warning reporting; dealer, supplier and other contractual relationships; intellectual property rights and product warranty matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seat belts, brakes, transmissions, engines and fuel systems) in various car models or allege general design defects relating to car handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases could include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. For information regarding provisions made for legal proceedings, refer to Note 23 “Provisions” of our Consolidated Financial Statements included elsewhere in this document.

Dividend Policy
Subject to the approval by the Shareholders at the 2020 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 1.13 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 210 million.

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
In addition, we are carrying out a share repurchase program. For additional information please refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

B. Plan of Distribution
Not applicable.
C. Markets

See “—Offer and Listing Details” above.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of the articles of association of our predecessor company has been filed as Exhibit 3.1 to Ferrari N.V. Registration Statement on Form F-1 filed on July 23, 2015.

    Our articles of association are identical in all material aspect to those of our predecessor company.

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
Upon incorporation on September 4, 2015, Ferrari’s issued share capital was €50,000, fully paid and divided into 5,000,000 common shares having a nominal value of €0.01 each.  In connection with the Merger, Ferrari issued 188,923,499 common shares and 56,497,618 special voting shares, and the 5,000,000 common shares previously outstanding were retired and held in treasury. In 2017, 30,375 shares of such treasury shares have been transferred to non-executive directors who elected to receive part of their compensation in the form of common shares in accordance with our former remuneration policy.
On February 9, 2018, Ferrari launched a share repurchase program for the repurchase of up to Euro 100 million in common shares, which was completed on November 27, 2018. On December 28, 2018, Ferrari launched the first tranche of a multi-year Euro 1.5 billion total share repurchase program expected to be executed by 2022 for the repurchase of up to Euro 150 million in common shares, which was completed on June 26, 2019. On July 1, 2019, Ferrari announced the launch of a second tranche of the above mentioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Such second tranche started on July 2, 2019 and was completed on November 12, 2019. On November 14, 2019, Ferrari announced the launch of a third tranche of the above mentioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Purchases under such third tranche commenced on November 15, 2019 and will end no later than June 24, 2020.
As of December 31, 2019, Ferrari’s common shares held in treasury amounted to 8,640,176. As of the same date, the Company held in treasury 3.36 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the above-mentioned share repurchase program, refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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
As per the resolution of the Annual General Meeting of Shareholders on April 12, 2019 which approved to cancel all special voting shares in the share capital of the Company held in treasury as of that date, on August 29, 2019 the Company completed the cancellation process of 3,902 special voting shares.

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
As of February 7, 2020, Exor held approximately 35.8 percent of the voting power in the Company, Piero Ferrari held approximately 15.2 percent of the voting power in Ferrari and public shareholders held approximately 49.0 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Item 4.A. History and Development of the Company”.

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
Application for Special Voting Shares
A Ferrari shareholder may at any time elect to participate in the loyalty voting program by requesting that Ferrari register all or some of the number of Ferrari common shares held by such Ferrari shareholder in the Loyalty Register. Such election shall be effective and registration in the Loyalty Register shall occur as of the end of the calendar month during which the election is made. If such Ferrari common shares (i.e. Electing Common Shares) have been registered in the Loyalty Register (and are thus blocked from trading in the Regular Trading System) for an uninterrupted period of three years in the name of the same shareholder, the holder of such Ferrari common shares will be entitled to receive one Ferrari special voting share for each such Ferrari common share that has been registered. If at any moment in time such Ferrari common shares are de-registered from the

Loyalty Register for whatever reason, the relevant shareholder loses its entitlement to hold a corresponding number of Ferrari special voting shares.
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
Annual Accounts and Independent Auditor
Ferrari’s financial year is the calendar year. Within four months after the end of each financial year, the Board of Directors will prepare the annual accounts, which must be accompanied by an annual report and an auditors’ report and will publish the accounts and annual report and will make those available for inspection at Ferrari’s corporate address. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the General Meeting at the annual general meeting of shareholders, at which meeting the members of the Board of Directors will be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditors’ report are made available through Ferrari’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.
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
Under Dutch law, a resolution to adopt the remuneration policy requires three-fourths of the votes validly cast, unless the Ferrari Articles of Association include a lower threshold which could be inserted through an AGM resolution.
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
Definitions
In this section, the following terms have the meaning defined below:

•	“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“EEA State”: a State that is party to the European Economic Area Agreement;

•	“Finance Act 2017”: Law No. 232 of December 11, 2016;

•	“Finance Act 2018”: Law No. 205 of December 27, 2017;

•	“Finance Act 2019”: Law No. 145 of December 30, 2018;

•	“Finance Act 2020”: Law No. 160 of December 27, 2019;

•	“IRES”: Italian corporate income tax;

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
Subject to certain conditions (including minimum holding period requirement) and limitations, dividends paid by Ferrari may be exempt from any income taxation (including from the 26 percent tax withheld at source) if the common shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.

(ii)	Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime
Dividends paid from January 1, 2018 to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (“risparmio gestito”) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26 percent substitute tax. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the common shares held represent a Non-Qualified Holding.

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

(iv)
Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società semplici”, “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA). Only 58.14 percent of such dividends are included in the overall business income to be reported by the partnership if the partnership is a business partnership. If it is instead a non-business partnership (“società semplice”), based on Article 32-quater of Law Decree No. 124 of October 26, 2019, converted into Law with amendments by Law No. 157 of December 19, 2019, dividends are deemed to be received on a tax transparency basis by the Italian resident partners and are subject to tax under the tax regime applicable to the relevant partner, (i.e., as if they were directly paid to each partner).

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
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment vehicles (“OICR”). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74 percent of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016). For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the common shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the common shares as eligible investment under Article 1(89) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the common shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10 percent of the gross asset value of the social security entity of the previous year.

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
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20 percent flat tax (imposta sostitutiva). Subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the common shares may be excluded from the taxable base of the 20 percent flat tax if the pension fund earmarks the common shares as eligible investment under Article 1(89)-(92) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the common shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10 percent of the gross asset value of the pension fund of the previous year.
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

(iii)	U.S. holders (without permanent establishment in Italy) of Ferrari common shares and, if applicable, Ferrari special voting shares
If Ferrari is considered to be a tax resident of both Italy and the Netherlands, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between Italy and the Netherlands attributes the tax residency exclusively to Italy, Ferrari will be required to apply Italian dividend withholding tax on dividends distributed to U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares. However, certain U.S. holders of Ferrari common shares and, if applicable, Ferrari special voting shares may qualify for full or partial relief from the Italian dividend withholding tax under the Convention between the Government of the United States of America and the Government of the Italian Republic for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999 (the “Italy-U.S. Treaty”). On the basis of Article 10 of the Italy-U.S. Treaty, qualifying U.S. individuals are entitled to a reduced Italian dividend withholding tax rate (i.e., 15 percent) and qualifying U.S. companies are entitled, under certain conditions, to a reduced Italian dividend withholding tax rate (either 5 percent or 15 percent depending on the circumstances). On the basis of Article 10(8) of the Italy-U.S. Treaty, qualified U.S. governmental entities are entitled, under certain conditions, to a full exemption from Italian dividend withholding tax.
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
In case of amounts received by Italian non-business partnerships referred to in Article 5 CITA, the tax regime depends on the specific circumstances of the case. Shareholders and any potential prospective investors that are Italian non-business partnerships should consult their own tax advisors in this respect.

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

a.
Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.
Non-discretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election for the non-discretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.
Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the Common Shares held represent a Non-Qualified Holding.
Subject to certain conditions (including minimum holding period requirement) and limitations, capital gains on the common shares may be exempt from any income taxation (including from the 26 percent CGT) if the common shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.

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

Financial Transaction Tax
Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (‘‘FTT”) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.
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
Wealth Tax on Financial Products Held Abroad
Under Article 19 of Decree No. 201 of December 6, 2011, recently amended by Finance Act 2020, individuals, non-business entities and non-business partnerships resident for tax purposes in Italy, which hold certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20 percent. The wealth tax applies on the market value at the end of the relevant year or - in the lack thereof - on the nominal value or the redemption value of such financial products held outside of Italian territory. Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

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
No disclosure requirements exist for financial assets (including the common shares and the special voting shares in Ferrari) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.

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
We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks. Our risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Counterparties to these agreements are major financial institutions. Derivative financial instruments can only be executed for hedging purposes.
In particular, we have used derivative financial instruments as cash flow hedges for the purpose of limiting the negative impact of foreign currency exchange fluctuations on forecasted transactions denominated in foreign currencies.

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

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2019, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 53 percent of the Group’s net revenues (49 percent in 2018).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2019, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 53 percent (57 percent in 2018) of the total currency risk from commercial activity. In 2019, the commercial activities exposed to the Euro/Pound Sterling exchange rate and to the Euro/Japanese Yen exchange rate exceeded 10 percent (in 2018 only Euro/Pound Sterling exceeded 10 percent) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Chinese Renminbi, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2019. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts, currency swaps and currency options) to hedge up to 90 percent of certain exposures to foreign currency exchange risk for up to twelve months.

•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom (branch), Switzerland, Mainland China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in this respect at the reporting date.
Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within the net financial income/(expenses) line item or as cost of sales for charges arising from financial services companies. The Group uses specific financial derivatives to hedge certain of these exposures.

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2019, except for those arising on financial instruments measured at fair value, amounted to net losses of €24,237 thousand (net losses of €13,293 thousand and €18,059 thousand for the years ended December 31, 2018 and 2017, respectively).

All of the Group’s financial services activities are conducted in the functional currency of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities is nil in all periods presented.

Except as noted above, there have been no substantial changes in 2019 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2019 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €74,700 thousand (€106,400 thousand at December 31, 2018). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

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
Our most significant floating rate financial assets at December 31, 2019 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 39 percent of our gross debt bears floating rates of interest. At December 31, 2019, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €205 thousand on an annual basis (a decrease of €251 thousand at December 31, 2018). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting
We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ferrari N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2019 and 2018, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated February 18, 2020 expressed an unqualified opinion thereon.

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

February 18, 2020

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
Item 16C. Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2019 and 2018. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2019 and 2018, respectively:

	For the years ended December 31,
	2019	2018
	(€ thousands)
Audit fees	1,150	1,340
Tax fees	—	12
Audit-related fees	139	5
Total	1,289	1,357

“Audit Fees” are the aggregate fees earned by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by Ernst & Young Entities for professional services rendered for tax compliance activities. “Audit-related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
A multi-year Euro 1.5 billion total share repurchase program expected to be executed between 2019 and 2022 was announced by the Company at the 2018 Capital Markets Day.
On December 28, 2018, Ferrari announced the launch of a share repurchase program for the repurchase of up to Euro 150 million in common shares as part of the above mentioned multi-year Euro 1.5 billion total share repurchase program (the “First Tranche”), which started on January 2, 2019 and was completed on June 26, 2019. The First Tranche implemented a resolution adopted on April 13, 2018 by Ferrari’s Annual General Meeting of Shareholders (the “2018 AGM”), which delegated to the Board of Directors the authority to purchase common shares of Ferrari from time to time in the 18 months following the 2018 AGM, up to a maximum of 10% of Ferrari’s issued common shares as of the date of the 2018 AGM, at a price not higher than 10% above or more than 10% below the average of the closing price of the common shares on the NYSE and/or MTA for the five business days prior to the date of the purchase.
The 2018 AGM share repurchase authority was renewed by the resolution of Ferrari’s Annual General Meeting of Shareholders of April 12, 2019 (the “2019 AGM”), which extended the share repurchase authorization to the Board of Directors until October 11, 2020 up to a maximum number of common shares equal to 10% of the Company’s issued common shares on April 12, 2019 at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of the shares on the NYSE and/or MTA, the market price being the average of the highest price on each of the five days of trading prior to the date of the purchase.
On July 1, 2019, Ferrari announced the launch of a second tranche of up to Euro 200 million in common share repurchases (the “Second Tranche”) under the above mentioned multi-year repurchase program. The Second Tranche commenced on July 2, 2019 and was completed on November 12, 2019.
On November 14, 2019, Ferrari announced the launch of a third tranche of up to Euro 200 million in common share repurchases (the “Third Tranche”) under the above mentioned multi-year repurchase program. The Third Tranche commenced on 15 November 2019 and will end and will end no later than June 24, 2020.
As of December 31, 2019, Ferrari’s common shares held in treasury amounted to 8,640,176 and special voting shares held in treasury amounted to 2,190.
The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2019, which were made under the First Tranche, the Second Tranche and the Third Tranche of Ferrari’s above mentioned multi-year repurchase program.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2019	244,062	95.52	244,062	1,476,688,255
Feb 1 to Feb 28, 2019	116,295	110.99	116,295	1,463,780,901
March 1 to March 31, 2019	121,066	115.12	121,066	1,449,843,381
April 1 to April 30, 2019	130,774	121.31	130,774	1,433,978,658
May 1 to May 31, 2019	270,831	126.49	270,831	1,399,722,199
June 1 to June 30, 2019	361,532	136.44	361,532	1,350,393,195
July 1 to July 31, 2019	283,842	148.34	283,842	1,308,288,831
Aug 1 to Aug 31, 2019	223,375	141.22	223,375	1,276,744,485
Sept 1 to Sept 30, 2019	573,323	138.67	573,323	1,197,242,026
Oct 1 to Oct 31, 2019	316,283	136.88	316,283	1,153,949,232
Nov 1 to Nov 30, 2019	127,772	150.87	127,772	1,134,672,162
Dec 1 to Dec 31, 2019	138,547	149.88	138,547	1,113,906,308
Total	2,907,702		2,907,702

(1)
On December 28, 2018, Ferrari announced the launch of the First Tranche, to repurchase up to €150 million in common shares. The First Tranche was authorized by the 2018 AGM. The authorization was initially granted for a period of 18 months from the date of such 2018 AGM (therefore expiring on October 12, 2019) and was subsequently extended by the 2019 AGM until October 11, 2020. The First Tranche was completed on June 26, 2019. On July 1, 2019, Ferrari announced the launch of the Second Tranche, to repurchase up to €200 million in common shares. The Second Tranche was authorized by the 2019 AGM. The Second Tranche commenced on July 2, 2019 and was completed on November 12, 2019. On November 14, 2019, Ferrari announced the launch of the Third Tranche, to repurchase up to €200 million in common shares. The Third Tranche was authorized by the 2019 AGM. The Third Tranche commenced on 15 November 2019 and is to end no later than June 24, 2020.

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
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, a majority of our Board is “independent” under the NYSE definition (8 of the 10 members) and the Dutch Code (7 of the 10 members). Finally, pursuant to Dutch law, persons may not be appointed as non-executive directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size.

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
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. All three of the current members of the Compensation Committee are independent under the NYSE rules and two of the members are independent under the Dutch Code. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board of Directors, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or Chairperson. Of the directors elected to serve on the Committee, at least half must be independent under the Dutch Code and no more than one may be an executive director. This is a deviation from the Dutch Code which recommends that only non-executive directors serve on board committees. We allow for an executive Director to serve on the Governance and Sustainability Committee, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. The position of Mr. John Elkann, being non-independent, in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee. These duties warrant participation of Mr. John Elkann, who brings valuable contributions to this committee in light of his knowledge of the automotive and luxury industries, as well as the Company’s business. In addition to Mr Elkann, who is the Chairperson, the two other members of this committee are considered independent under the Dutch Corporate Governance Code and the NYSE rules.
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

2.3	Description of Securities registered under Section 12 of the Exchange Act
4.1	Ferrari N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed with the SEC on September 1, 2017, File No. 333-220298)
4.2	Ferrari N.V. 2019-2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed with the SEC on May 15, 2019, File No. 333-231490)
8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Certain instruments with respect to our long-term debt have not been filed as an exhibit to this annual report on Form 20-F because the total amount of debt authorized under any such instrument does not exceed 10% of our total assets and those of our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 18, 2020

Ferrari N.V.

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrari N.V. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 18, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Warranty and recall campaigns provision
Description of the Matter
As more fully described in Notes 2 and 23 to the consolidated financial statements, the Company establishes a provision for product warranties at the time the sale is recognized to guarantee the performance of vehicles from defects that may become apparent within a certain period or term. In addition, the group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. The provision includes management’s estimate of the expected cost to fulfill the obligations over the contractual warranty period. Such estimate is developed on assumptions over expected costs to be incurred based on the group’s historical claims or costs experience, including the cost of parts and services. As at December 31, 2019 the warranty and recall campaigns provision amounted to €108 million.
Future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by warranty or recall actions and the nature of the corrective action that may result in adjustments to the established provision. The costs related to this provision are recognized within cost of sales.
Auditing the warranty and recall campaign provision was complex in consideration of the judgment required to develop assumptions around future costs to be incurred for warranty and recall campaigns, especially for newly launched models or vehicles, and the complexity of the calculation involved.

How We Addressed the Matter in Our Audit
The procedures performed designed to address the matter in our audit included, among others, obtaining an understanding of the warranty and recall campaign provisioning process, evaluating the group’s accounting policy, and assessing the design and operating effectiveness of internal controls relevant to this area, specifically related to management’s assumptions developed to estimate future costs to be incurred. We assessed the methodology and assumptions used by management in estimating future costs for warranty programs and recall campaigns, and assessed any changes, or the lack thereof, from the prior year. We tested the completeness and accuracy of the underlying data.
We further completed analytical procedures over the accrued provision and retrospective analyses comparing the provisions recorded by the group against actual spending for warranty and recall service costs to evaluate the cost assumptions used by management. Lastly, we assessed the adequacy of the warranty and recall campaign disclosures included in the notes to the consolidated financial statements.

/s/ EY S.p.A.

We have served as the Company’s auditor since 2015.

Milan, Italy

February 18, 2020

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2019, 2018 and 2017

		For the years ended December 31,
	Note	2019	2018	2017
		(€ thousand)
Net revenues	4	3,766,615	3,420,321	3,416,890
Cost of sales	5	1,805,310	1,622,905	1,650,860
Selling, general and administrative costs	6	343,179	327,341	329,065
Research and development costs	7	699,211	643,038	657,119
Other expenses, net		4,991	3,195	6,867
Result from investments	8	3,522	2,665	2,437
EBIT		917,446	826,507	775,416
Net financial expenses	9	42,082	23,563	29,260
Profit before taxes		875,364	802,944	746,156
Income tax expense	10	176,656	16,317	208,760
Net profit		698,708	786,627	537,396
Net profit attributable to:
Owners of the parent		695,818	784,678	535,393
Non-controlling interests	3	2,890	1,949	2,003
Basic earnings per common share (in €)	12	3.73	4.16	2.83
Diluted earnings per common share (in €)	12	3.71	4.14	2.82

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2019, 2018 and 2017

		For the years ended December 31,
	Note	2019	2018	2017
		(€ thousand)
Net profit		698,708	786,627	537,396
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans	20	(2,078)	385	(730)
Related tax impact	20	456	(88)	203
Total items that will not be reclassified to the consolidated income statement in subsequent periods		(1,622)	297	(527)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments	20	(2,272)	(13,034)	34,971
Exchange differences on translating foreign operations	20	2,652	5,986	(15,346)
Related tax impact	20	610	3,608	(9,757)
Total items that may be reclassified to the consolidated income statement in subsequent periods		990	(3,440)	9,868
Total other comprehensive (loss)/income, net of tax		(632)	(3,143)	9,341
Total comprehensive income		698,076	783,484	546,737
Total comprehensive income attributable to:
Owners of the parent		695,075	781,585	545,071
Non-controlling interests		3,001	1,899	1,666

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2019 and 2018

		At December 31,
	Note	2019	2018
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	837,938	645,797
Property, plant and equipment	15	1,069,652	850,550
Investments and other financial assets	16	38,716	32,134
Deferred tax assets	10	73,683	60,744
Total non-current assets		2,805,171	2,374,407
Inventories	17	420,051	391,064
Trade receivables	18	231,439	211,399
Receivables from financing activities	18	966,448	878,496
Current tax receivables	18	21,078	128,234
Other current assets	18	92,830	64,295
Current financial assets	19	11,409	10,174
Cash and cash equivalents		897,946	793,664
Total current assets		2,641,201	2,477,326
Total assets		5,446,372	4,851,733

Equity and liabilities
Equity attributable to owners of the parent		1,481,290	1,348,722
Non-controlling interests	3	5,998	5,117
Total equity	20	1,487,288	1,353,839
Employee benefits	22	88,116	86,575
Provisions	23	165,572	182,539
Deferred tax liabilities	10	82,208	39,142
Debt	24	2,089,737	1,927,167
Other liabilities	25	800,015	589,743
Other financial liabilities	19	14,791	11,342
Trade payables	26	711,539	653,751
Current tax payables		7,106	7,635
Total equity and liabilities		5,446,372	4,851,733

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2019, 2018 and 2017

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Cash and cash equivalents at beginning of the year	793,664	647,706	457,784
Cash flows from operating activities:
Profit before taxes	875,364	802,944	746,156
Amortization and depreciation	351,946	288,748	260,606
Provision accruals	14,253	15,573	13,473
Result from investments	(3,522)	(2,665)	(2,437)
Net finance costs	42,082	23,563	29,260
Other non-cash expenses, net	38,563	33,012	43,453
Net gains on disposal of property, plant and equipment and intangible assets	424	(283)	(2,585)
Change in inventories	(40,627)	(4,638)	(88,483)
Change in trade receivables	(22,377)	26,890	(1,745)
Change in trade payables	53,940	40,317	29,333
Change in receivables from financing activities	(76,694)	(107,353)	(44,123)
Change in other operating assets and liabilities	145,547	(83,013)	(72,803)
Finance income received	3,274	2,657	4,402
Finance costs paid	(42,600)	(13,966)	(36,222)
Income tax paid	(33,480)	(87,745)	(215,486)
Total	1,306,093	934,041	662,799
Cash flows used in investing activities:
Investments in property, plant and equipment	(352,154)	(300,794)	(188,904)
Investments in intangible assets	(353,458)	(337,542)	(202,506)
Proceeds from the sale of property, plant and equipment and intangible assets	4,539	1,392	3,663
Proceeds from exercising the Delta Topco option	—	—	8,307
Total	(701,073)	(636,944)	(379,440)
Cash flows used in financing activities:
Proceeds from the issuance of bonds and notes	298,316	—	694,172
Repayment of bonds and notes	(315,395)	—	—
Net change in bank borrowings	(3,516)	(3,584)	(790,869)
Proceeds from securitizations, net of repayments	92,173	94,709	141,115
Net change in lease liabilities	(3,896)	—	—
Net change in other debt	12,322	(7,988)	(8,280)
Dividends paid to owners of the parent	(192,664)	(133,095)	—
Cash distribution of reserves	—	—	(119,985)
Share repurchases	(386,749)	(100,093)	—
Dividends paid to non-controlling interest	(2,120)	(2,040)	(1,218)
Total	(501,529)	(152,091)	(85,065)
Translation exchange differences	791	952	(8,372)
Total change in cash and cash equivalents	104,282	145,958	189,922
Cash and cash equivalents at end of the year	897,946	793,664	647,706

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2019, 2018 and 2017

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2017	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	535,393	—	—	—	535,393	2,003	537,396
Other comprehensive income/(loss)	—	—	25,214	(15,009)	(527)	9,678	(337)	9,341
Cash distribution of reserves	—	(119,985)	—	—	—	(119,985)	—	(119,985)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,218)	(1,218)
Share-based compensation	—	28,597	—	—	—	28,597	—	28,597
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	784,678	—	—	—	784,678	1,949	786,627
Other comprehensive (loss)/income	—	—	(9,426)	6,036	297	(3,093)	(50)	(3,143)
Dividends to owners of the parent	—	(133,939)	—	—	—	(133,939)	—	(133,939)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,040)	(2,040)
Share repurchases	—	(100,093)	—	—	—	(100,093)	—	(100,093)
Share-based compensation	—	22,491	—	—	—	22,491	—	22,491
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	695,818	—	—	—	695,818	2,890	698,708
Other comprehensive (loss)/income	—	—	(1,662)	2,541	(1,622)	(743)	111	(632)
Dividends to owners of the parent	—	(193,238)	—	—	—	(193,238)	—	(193,238)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,120)	(2,120)
Share repurchases	—	(386,749)	—	—	—	(386,749)	—	(386,749)
Share-based compensation	—	17,480	—	—	—	17,480	—	17,480
Special voting shares issuance (1)	69	(69)	—	—	—	—	—	—
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
____________________________

(1)	See Note 20 “Equity” for additional details.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

1. BACKGROUND AND BASIS OF PRESENTATION
Background
Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 166 authorized dealers operating 187 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 20 Ferrari-owned stores and 24 franchised stores (including 15 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.

Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
These consolidated financial statements of Ferrari N.V. were authorized for issuance on February 18, 2020.
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
The consolidated financial statements are prepared under a going concern basis and applying the historical cost method, modified as required for the measurement of certain financial instruments.
The Group’s presentation currency is the Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

2. SIGNIFICANT ACCOUNTING POLICIES
Format of the financial statements
The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and the accompanying notes (the “Consolidated Financial Statements”).
For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.
In the consolidated income statement, the Group also presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is one of the primary measures used by the Group’s Chief Operating Decision Maker (“CODM”) to assess performance.
For the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial and financial services activities. Receivables from financing activities are included in current assets as the investments will be realized in their normal operating cycle. The funding for financial services activities is primarily obtained through securitization programs and funding from certain of the Group’s operating companies. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the various components of debt is provided in Note 24.
The consolidated statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2019
The following new standards and amendments that are applicable from January 1, 2019 were adopted by the Group for the preparation of these Consolidated Financial Statements.
IFRS 16 - Leases
Transition impact
The Group applied the simplified transition approach and has therefore recognized the impacts of adoption at January 1, 2019 without restating comparative figures for the period prior to adoption. The Group elected to use the exemptions permitted on transition for short term leases (contracts in which the lease terms ends within 12 months of the date of initial application) and lease contracts for which the underlying asset is of low value.

Upon adoption, the Group recognized right-of-use assets and corresponding lease liabilities in relation to leases which had previously been classified as operating lease under IAS 17, measured at the present value of the remaining lease payments over the lease term that have not been paid at the date of adoption, discounted using the Group’s incremental borrowing rate as of January 1, 2019, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. At January 1, 2019 this rate ranged from 1 percent to 5 percent based primarily on the country of the lessee and the remaining lease term of the underlying leased assets. The lease term includes both the non-cancellable periods for which the Group has the right to use the underlying assets and also any renewal periods if the Group is reasonably certain to exercise the related renewal option.

As of January 1, 2019, after considering the exemptions mentioned above, the Group had non-cancellable operating lease commitments of approximately €74,930 thousand. Of these commitments, the Group recognized right-of-use assets and related lease liabilities of €63,535 thousand.

The main contracts within the scope of IFRS 16 for which the Group is lessee primarily relate to Ferrari stores (included within other assets) and industrial buildings.

	At December 31, 2019	At January 1, 2019
	(€ thousand)
Industrial buildings	15,834	17,226
Plant, machinery and equipment	7,612	10,011
Other assets	34,319	36,298
Right-of-use assets	57,765	63,535

At January 1, 2019
(€ thousand)
Non-cancellable operating lease commitments	74,930
Lease contracts for which the underlying asset is of low value	(1,008)
Lease contracts for which the lease terms ends within 12 months	(2,420)
Discount of remaining lease payments	(7,967)
Lease liabilities	63,535

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Upon adoption the Group did not recognize any deferred tax assets or liabilities in respect of temporary differences arising on initial recognition of right-of-use assets and lease liabilities as the initial recognition does not affect accounting profit or taxable profit.

For the year ended December 31, 2019 the impact of adopting the new standard resulted in the recognition of €17,067 thousand of depreciation of right-of-use assets and €1,172 thousand of financial expenses. Lease expenses that would have been recognized in the income statement under the previous lease standard, IAS 17, would have been €17,380 thousand.

There were no impacts arising on the application of IFRS 16 from the Group’s activities as lessor.

See “Leases” below for a description of the Group’s accounting policy with respect to leases.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments
The Group adopted IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The interpretation provides provides specific guidance to recognise and measure the accounting impact of tax uncertainties which IAS 12 did not address. Particularly, IFRIC 23 specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit, as well as when to reconsider the accounting for a tax uncertainty. The interpretation is effective on or after January 1, 2019. The Group has reviewed its previously designed model to account for tax uncertainties and assessed that it is consistent with the more specific IFRIC 23 requirements.

Amendments to IFRS 9 - Financial Instruments
The Group adopted Amendments to IFRS 9 - Financial Instruments. These amendments allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
The Group adopted Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures. These amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Amendments to IAS 19 - Employee Benefits
The Group adopted Amendments to IAS 19 - Employee Benefits. These amendments require that when there is a change to a defined benefit plan (an amendment, curtailment or settlement) the company use the adopted assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Annual Improvements to IFRSs 2015-2017 Cycle
The Group adopted Annual Improvements to IFRSs 2015-2017 Cycle. The improvements have amended four standards with effective date of January 1, 2019: i) IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation; ii) IFRS 11 - Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation; iii) IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments; and iv) IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. There was no effect from the adoption of these amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2020 or subsequent years are listed below:
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

In October 2018 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. In addition, the explanations accompanying the definition have been improved and the amendments ensure that the definition of material is consistent across all IFRS standards. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In September 2019 the IASB issued amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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
at December 31, 2019 and 2018

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
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2019		2018		2017
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1195	1.1234	1.1810	1.1450	1.1297	1.1993
Pound Sterling	0.8778	0.8508	0.8847	0.8945	0.8767	0.8872
Swiss Franc	1.1124	1.0854	1.1550	1.1269	1.1117	1.1702
Japanese Yen	122.0058	121.9400	130.3959	125.8500	126.7112	135.0100
Chinese Yuan	7.7355	7.8205	7.8081	7.8751	7.6290	7.8044
Australian Dollar	1.6109	1.5995	1.5797	1.6220	1.4732	1.5346
Canadian Dollar	1.4855	1.4598	1.5294	1.5605	1.4647	1.5039
Singapore Dollar	1.5273	1.5111	1.5926	1.5591	1.5588	1.6024
Hong Kong Dollar	8.7715	8.7473	9.2559	8.9675	8.8045	9.3720
Intangible assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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
Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the components (generally between four and eight years). All other research and development costs are expensed as incurred.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Leases
With the adoption of IFRS 16, the Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated on a straight-line basis over the lease term.

Right-of-use assets are measured at cost comprising the following: (i) the amount of the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, if applicable, (iv) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized as an expense in the income statement on a straight-line basis.

Lease liabilities are measured at the net present value of the following: (i) fixed lease payments, (ii) variable lease payments that are based on an index or a rate and, if applicable, (iii) amounts expected to be payable by the lessee under residual value guarantees, and (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option. Lease liabilities do not include any non-lease components that may be included in the related contracts.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Some lease contracts contain variable payment terms that are linked to sales generated from Ferrari stores. Variable lease payments that depend on sales are recognized in the income statement in the period in which the condition that triggers those payments occurs.

Extension and termination options are included in a number of leases related to Ferrari stores, warehouses and machinery and equipment of the Group. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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
Financial liabilities include debt (which primarily includes bonds, notes, asset-backed financing (securitizations) and borrowings from banks), trade payables and other financial liabilities, which mainly include derivative financial instruments.
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
at December 31, 2019 and 2018

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
at December 31, 2019 and 2018

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
Share-based compensation
The Group has implemented equity incentive plans that provide for the granting of share-based compensation to the Chairman, the Chief Executive Officer, all other members of the Senior Management Team (“SMT”) and other key employees of the Group. The equity incentive plans are accounted for in accordance with IFRS 2 - Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

Share-based compensation expense relating to the equity incentive plans is recognized over the service period within selling, general and administrative costs or cost of sales in the consolidated income statement depending on the function of the employee, with an offsetting increase to equity.
Provisions
Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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
Range models (models belonging to the Ferrari product portfolio, excluding special series, Icona, limited edition and one-off (fuori serie) models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

obligations based on the stand alone selling prices (SSP) for each obligation. When the SSP does not exist, the Group estimates the SSP based on the adjusted market approach.
Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars, spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati. Revenues relating to the maintenance program or extended warranty are recognized over time as the maintenance program or extended warranty is provided. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.
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
Other expenses and other income
Other expenses consist of miscellaneous costs which cannot be allocated to specific functional areas, such as indirect taxes, accruals for provisions not attributable to cost of sales or selling, general and administrative costs, and other miscellaneous expenses.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Other income consists of miscellaneous income that is not directly attributable to the sale of goods or services, such as gains on the disposal of property plant and equipment, the release of certain provisions originally recognized as other expenses, rental income and other miscellaneous income.
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
Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2019, 2018 and 2017.
Other taxes not based on income, such as property taxes and capital taxes, are included in other expenses, net.
With the adoption of IFRIC 23 on January 1, 2019, the Group reviewed its previously designed model to account for tax uncertainties and assessed that it is consistent with the more specific IFRIC 23 requirements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2019 and 2018 was as follows:

			At December 31, 2019		At December 31, 2018
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH (1)	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%	100%	—%
410, Park Display Inc. (3)	USA	Retail	100%	—%	100%	—%
_____________________________

(1)	Changed its name from Ferrari Central East Europe GmbH to Ferrari Central Europe GmbH, effective December 2, 2019.

(2)	Shareholding held by Ferrari Financial Services Inc.

(3)	Shareholding held by Ferrari North America Inc.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Non-controlling interests
The non-controlling interests at December 31, 2019 and 2018 and the net profit attributable to non-controlling interests for the years ended December 31, 2019, 2018 and 2017 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2019	2018
	(€ thousand)
Equity attributable to non-controlling interests	5,998	5,117

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Net profit attributable to non-controlling interests	2,890	1,949	2,003
The non-controlling interests in FICTS are not considered to be significant to the Group for the relevant periods.
Restrictions
The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2019 amounted to €115,182 thousand (€77,790 thousand at December 31, 2018).
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €27,524 thousand at December 31, 2019 (€26,497 thousand at December 31, 2018).

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
at December 31, 2019 and 2018

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
at December 31, 2019 and 2018

Product warranty liabilities
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
Share-based compensation

The Group accounts for its equity incentive plan in accordance with IFRS 2 - Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards containing market performance conditions is measured at the grant date of the awards using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been affected by the significant assumptions and estimates used.

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
at December 31, 2019 and 2018

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

4. NET REVENUES
Net revenues are as follows:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Cars and spare parts	2,925,721	2,535,245	2,455,955
Engines	198,308	284,546	373,313
Sponsorship, commercial and brand	538,238	505,701	494,082
Other	104,348	94,829	93,540
Total net revenues	3,766,615	3,420,321	3,416,890
Other net revenues primarily relate to financial services activities and management of the Mugello racetrack.

5. COST OF SALES
Cost of sales in 2019, 2018 and 2017 amounted to €1,805,310 thousand, €1,622,905 thousand and €1,650,860 thousand, respectively, consisting mainly of the cost of materials, components and labor expenses related to the manufacturing and distribution of cars and spare parts, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs principally includes depreciation, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment.
Interest and other financial expenses from financial services companies included within cost of sales in 2019, 2018 and 2017 amounted to €45,083 thousand, €33,828 thousand and €30,945 thousand, respectively.
Cost of sales in 2018 included €1,451 thousand related to a partial release of the provision for charges to Takata airbag inflator recalls. See Note 23 “Provisions” for additional details.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
Selling costs in 2019, 2018 and 2017 amounted to €173,512 thousand, €167,819 thousand and €173,484 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.
General and administrative costs in 2019, 2018 and 2017 amounted to €169,667 thousand, €159,522 thousand and €155,581 thousand, respectively, consisting mainly of administration and other general expenses that are not directly attributable to manufacturing, sales or research and development activities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

7. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Research and development costs expensed during the year	559,582	527,847	556,617
Amortization of capitalized development costs	139,629	115,191	100,502
Total research and development costs	699,211	643,038	657,119
Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, and in particular, in relation to hybrid and electric technology. Research and development costs also include amortization of capitalized development costs.

8. RESULT FROM INVESTMENTS
Result from investments of €3,522 thousand, €2,665 thousand and €2,437 thousand in 2019, 2018 and 2017, respectively, related to the Group’s proportionate share of the net profit of Ferrari Financial Services GmbH (“FFS GmbH”) for the relevant year.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

9. NET FINANCIAL EXPENSES
The following table sets out details of financial income and expenses, including the amounts reported in the consolidated income statement within the net financial expenses line item, as well as interest income from financial services activities, recognized under net revenues, and interest expenses and other financial charges from financial services activities, recognized under cost of sales.

	For the years ended December 31,
	2019	2018	2017
Financial income:	(€ thousand)
Interest income from bank deposits	1,690	1,445	1,153
Other interest income and financial income	4,116	677	5,284
Interest income and other financial income	5,806	2,122	6,437
Finance income from financial services activities	66,386	52,702	50,254
Total financial income	72,192	54,824	56,691

Total financial income relating to:
Industrial activities (A)	5,806	2,122	6,437
Financial services activities (reported in net revenues)	66,386	52,702	50,254

Financial expenses:
Capitalized borrowing costs	2,671	2,884	1,578
Other interest cost and financial expenses	(2,427)	(1,046)	(3,775)
Interest expenses and other financial expenses	244	1,838	(2,197)
Interest expenses from banks	(27,432)	(21,486)	(23,057)
Interest and other finance costs on bonds and notes	(20,703)	(12,386)	(9,231)
Write-downs of financial receivables	(4,739)	(3,326)	(3,530)
Other financial expenses	(13,949)	(8,494)	(12,008)
Total financial expenses	(66,579)	(43,854)	(50,023)
Net expenses from derivative financial instruments and foreign currency exchange rate differences	(26,392)	(15,659)	(16,619)
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(92,971)	(59,513)	(66,642)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial activities (B)	(47,888)	(25,685)	(35,697)
Financial services activities (reported in cost of sales)	(45,083)	(33,828)	(30,945)

Net financial expenses relating to industrial activities (A+B)	(42,082)	(23,563)	(29,260)
Interest and other finance costs on bonds and notes for the year ended December 31, 2019 includes costs of €8,142 thousand for the partial repurchase of bonds following a cash tender offer in July (in particular the repurchase price and premium incurred, as well as previously unamortized issuance costs).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

10. INCOME TAXES
Income tax expense is as follows:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Current tax expense	137,303	95,076	201,274
Deferred tax expense	32,145	66,325	8,718
Taxes relating to prior periods	7,208	(145,084)	(1,232)
Total income tax expense	176,656	16,317	208,760
The Group’s entities participate in a group Italian tax consolidation under Ferrari N.V..
In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018. The Patent Box tax benefit relating to the years 2015 to 2017 was recorded within taxes relating to prior periods in 2018 and amounted to €141 million.
The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Theoretical income tax expense, net of IRAP	210,088	192,706	179,077
Tax effect on:
Permanent and other differences	(76,187)	(58,877)	(7,061)
Effect of changes in tax rate and tax regulations	733	—	4,862
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	3,457	1,216	2,344
Taxes relating to prior years	7,208	(145,084)	(1,232)
Withholding tax on earnings	3,360	1,514	2,420
Total income tax expense/(benefit), net of IRAP	148,659	(8,525)	180,410
Effective tax rate, net of IRAP	17.0%	(1.1)%	24.2%
IRAP (current and deferred)	27,997	24,842	28,350
Total income tax expense	176,656	16,317	208,760
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed-term employees, credit losses and any interest included in lease payments. The applicable IRAP rate was 3.9 percent for each of the years ended December 31, 2019, 2018 and 2017.

The increase in the effective tax rate net of IRAP from (1.1) percent in 2018 to 17.0 percent in 2019 was primarily attributable to the Group’s application of the Patent Box tax regime starting in the third quarter of 2018, which resulted in the recognition in 2018 of the positive impact of the Patent Box relating to the years 2015 to 2017. The Patent Box benefit relating to the years 2015 to 2017 is included within “taxes relating to prior years” in 2018 and the Patent Box benefit relating to 2019 and 2018 is included within “permanent and other differences” for the respective years in the tax rate reconciliation above.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Taxes relating to prior years recognized in 2019 are primarily attributable to agreements reached with the Italian Revenue Agency for the settlement of previous years’ claims.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2019 and 2018, is as follows:

	At December 31,
	2019	2018
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	16,445	27,297
To be recovered within 12 months	57,238	33,447
	73,683	60,744
Deferred tax liabilities:
To be realized after 12 months	(77,334)	(14,497)
To be realized within 12 months	(4,874)	(24,645)
	(82,208)	(39,142)
Net deferred tax (liabilities)/assets	(8,525)	21,602

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2018	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2019
	(€ thousand)
Deferred tax assets arising on:
Provisions	108,147	(8,181)	—	332	100,298
Deferred income	51,578	2,265	—	—	53,843
Employee benefits	2,474	—	456	—	2,930
Cash flow hedge reserve	1,176	—	610	—	1,786
Foreign currency exchange rate differences	859	578	—	—	1,437
Inventory obsolescence	38,275	13,626	—	71	51,972
Allowances for doubtful accounts	4,301	1,104	—	2	5,407
Depreciation	17,241	321	—	2	17,564
Other	11,147	5,858		690	17,695
Total deferred tax assets	235,198	15,571	1,066	1,097	252,932
Deferred tax liabilities arising on:
Depreciation	(9,303)	572	—	(150)	(8,881)
Capitalization of development costs	(171,707)	(53,144)	—	—	(224,851)
Employee benefits	(670)	(80)	—	—	(750)
Exchange rate differences	(149)	(251)	—	1	(399)
Cash flow hedge reserve	(1)	1	—	—	—
Tax on undistributed earnings	(16,371)	2,388	—	—	(13,983)
Other	(15,395)	2,798	—	4	(12,593)
Total deferred tax liabilities	(213,596)	(47,716)	—	(145)	(261,457)
Total net deferred tax assets/(liabilities)	21,602	(32,145)	1,066	952	(8,525)

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

	At December 31, 2017	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2018
	(€ thousand)
Deferred tax assets arising on:
Provisions	102,243	5,249	—	655	108,147
Deferred income	46,198	3,131	—	2,249	51,578
Employee benefits	2,562	—	(88)	—	2,474
Cash flow hedge reserve	(2,432)	—	3,608	—	1,176
Foreign currency exchange rate differences	740	119	—	—	859
Inventory obsolescence	37,615	521	—	139	38,275
Allowances for doubtful accounts	3,999	303	—	(1)	4,301
Depreciation	16,570	399	—	272	17,241
Other	12,383	1,876	—	(3,112)	11,147
Total deferred tax assets	219,878	11,598	3,520	202	235,198
Deferred tax liabilities arising on:
Depreciation	(8,930)	(24)	—	(349)	(9,303)
Capitalization of development costs	(114,775)	(56,932)	—	—	(171,707)
Employee benefits	(1,868)	(161)	—	1,359	(670)
Exchange rate differences	(647)	501	—	(3)	(149)
Cash flow hedge reserve	(1)	—	—	—	(1)
Tax on undistributed earnings	—	(16,371)	—	—	(16,371)
Other	(10,652)	(4,936)	—	193	(15,395)
Total deferred tax liabilities	(136,873)	(77,923)	—	1,200	(213,596)
Deferred tax assets arising on tax loss carry-forward	109	—	—	(109)	—
Total net deferred tax assets	83,114	(66,325)	3,520	1,293	21,602
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. For additional information, at December 31, 2019, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €151,990 thousand.

11. OTHER INFORMATION BY NATURE
Personnel costs in 2019, 2018 and 2017 amounted to €385,182 thousand, €323,936 thousand and €313,471 thousand, respectively. These amounts include costs that were capitalized mainly in connection with product development activities.
In 2019, 2018 and 2017 the Group had an average number of employees of 4,164, 3,651 and 3,336, respectively.
Depreciation amounted to €191,482 thousand, €156,384 thousand and €143,484 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.
Amortization amounted to €160,464 thousand, €132,364 thousand and €117,122 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

12. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2019, 2018 and 2017:

		For the years ended December 31,
		2019	2018	2017
Profit attributable to owners of the Company	€ thousand	695,818	784,678	535,393
Weighted average number of common shares for basic earnings per common share	thousand	186,767	188,606	188,951
Basic earnings per common share		€3.73	4.16	2.83
Diluted earnings per share
The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would have been issued under the equity incentive plans for the years ended December 31, 2019, 2018 and 2017 (assuming 100 percent of the related awards vested), and (ii) the potential common shares that would have been issued under the Non-Executive Directors’ compensation agreement for the year ended December 31, 2017. See Note 21 for additional details relating to the equity incentive plan.
The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2019, 2018 and 2017:

		For the years ended December 31,
		2019	2018	2017
Profit attributable to owners of the Company	€ thousand	695,818	784,678	535,393
Weighted average number of common shares(1) for diluted earnings per common share	thousand	187,535	189,394	189,759
Diluted earnings per common share		€3.71	4.14	2.82

13. GOODWILL
At December 31, 2019 and 2018 goodwill amounted to €785,182 thousand.
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
The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

•
The expected future cash flows covering the period from 2020 through 2023 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•
The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2019 (2.0 percent in 2018 and 2017).

•
The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 6.8 percent in 2019 (7.0 percent in 2018 and 2017). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.

The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

14. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2018	1,081,287	516,961	167,886	45,085	1,811,219
Additions	242,753	75,109	14,052	5,628	337,542
Reclassification	—	—	508	(508)	—
Translation differences and other movements	—	—	1,168	143	1,311
Balance at December 31, 2018	1,324,040	592,070	183,614	50,348	2,150,072
Additions	243,040	86,919	17,606	5,893	353,458
Reclassification	—	—	6,950	(6,950)	—
Translation differences and other movements	—	—	(679)	(688)	(1,367)
Balance at December 31, 2019	1,567,080	678,989	207,491	48,603	2,502,163

Accumulated amortization at January 1, 2018	847,129	343,348	141,806	38,480	1,370,763
Amortization	83,427	31,764	14,914	2,259	132,364
Translation differences and other movements	—	—	1,196	(48)	1,148
Balance at December 31, 2018	930,556	375,112	157,916	40,691	1,504,275
Amortization	103,812	35,817	18,677	2,158	160,464
Translation differences and other movements	—	—	(292)	(222)	(514)
Balance at December 31, 2019	1,034,368	410,929	176,301	42,627	1,664,225

Carrying amount at:
January 1, 2018	234,158	173,613	26,080	6,605	440,456
December 31, 2018	393,484	216,958	25,698	9,657	645,797
December 31, 2019	532,712	268,060	31,190	5,976	837,938

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Additions of €353,458 thousand in 2019 (€337,542 thousand in 2018) primarily relate to externally acquired and internally generated costs for the development of new and existing models.
15. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2018	23,537	341,749	1,959,462	136,991	56,760	2,518,499
Additions	25	14,710	81,936	9,679	194,444	300,794
Divestitures	—	(641)	(16,684)	(2,740)	(238)	(20,303)
Reclassification	—	17,225	16,853	1,137	(35,215)	—
Translation differences and other movements	12	330	(3,130)	(593)	(560)	(3,941)
Balance at December 31, 2018	23,574	373,373	2,038,437	144,474	215,191	2,795,049
Impact of IFRS adoption at January 1, 2019	—	17,226	10,011	36,298	—	63,535
Additions	30	15,560	176,235	18,102	142,227	352,154
Divestitures	—	(884)	(11,281)	(7,673)	(459)	(20,297)
Reclassification	—	5,937	148,102	1,524	(155,563)	—
Translation differences and other movements	5	(2,554)	16	(197)	—	(2,730)
Balance at December 31, 2019	23,609	408,658	2,361,520	192,528	201,396	3,187,711

Accumulated amortization at January 1, 2018	—	142,260	1,555,769	110,210	—	1,808,239
Depreciation	—	10,407	136,793	9,184	—	156,384
Divestitures	—	(627)	(15,976)	(2,621)	—	(19,224)
Translation differences and other movements	—	2,864	(1,050)	(2,714)	—	(900)
Balance at December 31, 2018	—	154,904	1,675,536	114,059	—	1,944,499
Depreciation	—	15,443	159,302	16,737	—	191,482
Divestitures	—	(417)	(11,001)	(3,917)	—	(15,335)
Translation differences and other movements	—	(2,798)	2	209	—	(2,587)
Balance at December 31, 2019	—	167,132	1,823,839	127,088	—	2,118,059

Carrying amount at:
January 1, 2018	23,537	199,489	403,693	26,781	56,760	710,260
December 31, 2018	23,574	218,469	362,901	30,415	215,191	850,550
December 31, 2019	23,609	241,526	537,681	65,440	201,396	1,069,652
of which right-of use assets under IFRS 16	—	15,834	7,612	34,319	—	57,765
Additions for the periods presented mainly relate to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and our personalization programs.
As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets of €63,535 thousand (and related lease liabilities) in relation to leases which had previously been classified as operating leases under IAS 17. For further details of the impact of adoption, see Note 2 “Significant Accounting Policies - New standards and amendments effective from January 1, 2019 - IFRS 16-Leases”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The following table summarizes the changes in the carrying amount of right-of-use assets for the year ended December 31, 2019:

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at December 31, 2018 (*)	9	—	765	774
Impact of IFRS 16 adoption	17,226	10,011	36,298	63,535
Balance at January 1, 2019	17,235	10,011	37,063	64,309
Additions	3,532	2,800	6,428	12,760
Depreciation	(4,664)	(5,023)	(7,380)	(17,067)
Translation differences and other movements	(269)	(176)	(1,792)	(2,237)
Balance at December 31, 2019	15,834	7,612	34,319	57,765
___________________________
(*) Relates to lease assets that were previously recognized as ‘finance leases’ under IAS 17 - Leases.

Amounts recognized in the income statement in relation to leases for the year ended December 31, 2019 were as follows:

For the year ended December 31, 2019
(€ thousand)
Depreciation of right-of-use assets	17,067
Interest expense on lease liabilities	1,172
Variable lease payments not included in the measurement of lease liabilities	1,143
Expenses relating to short-term leases and leases of low-value assets	4,635
Total expenses recognized	24,017
At December 31, 2019, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €105,335 thousand (€146,281 thousand at December 31, 2018).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2019	2018
	(€ thousand)
Investments accounted for using the equity method	30,012	25,972
Other securities and financial assets	8,704	6,162
Total investments and other financial assets	38,716	32,134
Investments accounted for using the equity method
Investments accounted for using the equity method relates to the Group’s investment in FFS GmbH.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Changes in the investments accounted for using the equity method were as follows:

(€ thousand)
Balance at January 1, 2018	23,340
Proportionate share of net profit for the year ended December 31, 2018	2,665
Proportionate share of remeasurement of defined benefit plans	(33)
Balance at December 31, 2018	25,972
Proportionate share of net profit for the year ended December 31, 2019	4,043
Proportionate share of remeasurement of defined benefit plans	(3)
Balance at December 31, 2019	30,012
Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2019 and 2018 were as follows:

	At December 31,
	2019	2018
	(€ thousand)
Assets
Non-current assets	2,436	1,402
Receivables from financing activities	660,883	591,482
Other current assets	8,565	12,630
Cash and cash equivalents	6,471	5,957
Total assets	678,355	611,471

Equity and liabilities
Equity	58,049	49,969
Debt	604,643	546,595
Other liabilities	15,663	14,907
Total equity and liabilities	678,355	611,471

	For the year ended December 31,
	2019	2018
	(€ thousand)
Net revenues	34,680	29,446
Cost of sales	15,655	12,183
Selling, general and administrative costs	8,892	8,720
Other (income)/expenses, net	(963)	239
Profit before taxes	11,096	8,304
Income tax expense	3,010	2,974
Net profit	8,086	5,330
Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €7,674 thousand at December 31, 2019 (€5,142 thousand at December 31, 2018).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

17. INVENTORIES

	At December 31,
	2019	2018
	(€ thousand)
Raw materials	85,155	74,053
Semi-finished goods	91,119	84,576
Finished goods	243,777	232,435
Total inventories	420,051	391,064
Finished goods primarily includes cars and spare parts.
The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2019 was €14,512 thousand (€11,062 thousand in 2018 and €10,140 thousand in 2017).
Changes in the provision for slow moving and obsolete inventories were as follows:

	2019	2018
	(€ thousand)
At January 1,	73,426	66,989
Provision	14,512	11,062
Use and other changes	(4,265)	(4,625)
At December 31,	83,673	73,426

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At December 31,
	2019	2018
	(€ thousand)
Trade receivables	231,439	211,399
Receivables from financing activities	966,448	878,496
Current tax receivables	21,078	128,234
Other current assets	92,830	64,295
Total	1,311,795	1,282,424
Trade receivables
The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2019	2018
	(€ thousand)
Trade receivables due from:
Dealers	74,589	64,739
FCA Group companies	49,782	47,882
Sponsorship and commercial activities	46,375	43,500
Brand activities	24,937	26,247
Other	35,756	29,031
Total	231,439	211,399

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 30 to 40 days from the date of invoice.
Trade receivables due from FCA Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 28, “Related Party Transactions”.
Trade receivables due from sponsorship and commercial activities mainly relate to amounts receivable from sponsorship agreements and commercial activities relating to the Group’s participation in the Formula 1 World Championship. Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities.
The Group is not exposed to significant concentration of third party credit risk.
The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2019	2018
	(€ thousand)
Trade receivables denominated in:
Euro	127,226	128,396
U.S. Dollar	75,138	68,410
Pound Sterling	7,238	3,440
Chinese Yuan	2,101	1,777
Japanese Yen	11,018	1,571
Other	8,718	7,805
Total	231,439	211,399
Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience, adjusted for forward-looking factors specific to the receivables and economic environment. Accruals to the allowance for doubtful accounts are recorded in selling, general and administrative costs in the consolidated income statement.
Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2019	2018
	(€ thousand)
At January 1,	24,346	21,993
Provision	2,976	2,737
Use and other changes	(151)	(384)
At December 31,	27,171	24,346

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Receivables from financing activities
Receivables from financing activities relate entirely to the financial services portfolio in the United States and are detailed as follows:

	At December 31,
	2019	2018
	(€ thousand)
Client financing	950,842	851,209
Dealer financing	15,606	27,287
Total receivables from financing activities	966,448	878,496
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks, adjusted for forward-looking factors specific to the receivables and economic environment. Accruals to the allowance for doubtful accounts are recorded in cost of sales in the consolidated income statement.
Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2019	2018
	(€ thousand)
At January 1,	6,457	6,948
Provision	4,739	2,687
Use and other changes	(3,716)	(3,178)
At December 31,	7,480	6,457
Client financing
Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisitions. During 2019 the average contractual duration at inception of such contracts was approximately 67 months (in line with 2018) and the weighted average interest rate was approximately 6.0 percent (approximately 5.7 percent in 2018). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.
Client financing relates entirely to financial services activities in the United States and is denominated in U.S. Dollars.
Dealer financing
The Group provides dealer financing in the United States. Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of financial services activities. In 2019 these receivables were interest bearing at a rate between 4.5 percent and 7.0 percent (between 4.1 percent and 7.0 percent in 2018), with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network may vary, although payment terms generally range from 1 to 6 months. Receivables on dealer financing are generally secured by the titles of the related cars or other collateral. In November 2019 the Group exited one of the remaining dealer financing arrangements.
Current tax receivables
The decrease in current tax receivables primarily related to the Patent Box benefit recognized in 2018.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Other current assets
Other current assets are detailed as follows:

	At December 31,
	2019	2018
	(€ thousand)
Italian and foreign VAT credits	48,719	20,466
Prepayments	39,856	35,758
Other	4,255	8,071
Total other current assets	92,830	64,295
Other includes security deposits, amounts due from personnel and other receivables.
At December 31, 2019, the Group had provided guarantees through third parties amounting to €95,304 thousand (€133,175 thousand at December 31, 2018), principally to banks and relevant tax authorities for (i) a U.S. Dollar denominated credit facility of FFS Inc, and (ii) the VAT related to the temporary import of classic cars for restoration activities which would become due if the car is not exported.
The analysis of receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2019
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	184,613	48	—	46,778	231,439
Receivables from financing activities	165,164	683,096	58,740	59,448	966,448
Client financing	161,753	670,901	58,740	59,448	950,842
Dealer financing	3,411	12,195	—	—	15,606
Current tax receivables	20,397	681	—	—	21,078
Other current assets	52,449	346	179	—	52,974
Total	422,623	684,171	58,919	106,226	1,271,939

	At December 31, 2018
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	174,627	—	—	36,772	211,399
Receivables from financing activities	172,049	600,615	52,032	53,800	878,496
Client financing	144,762	600,615	52,032	53,800	851,209
Dealer financing	27,287	—	—	—	27,287
Current tax receivables	127,573	661	—	—	128,234
Other current receivables	28,036	494	7	—	28,537
Total	502,285	601,770	52,039	90,572	1,246,666

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2019	2018
	(€ thousand)
Financial derivatives	9,423	6,788
Other financial assets	1,986	3,386
Current financial assets	11,409	10,174
Current financial assets and other financial liabilities mainly relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2019 and 2018.

	At December 31,
	2019		2018
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	8,039	(14,547)	3,240	(10,853)
Interest rate caps	87	—	555	—
Total cash flow hedges	8,126	(14,547)	3,795	(10,853)
Other foreign currency derivatives	1,294	(244)	1,023	(489)
Interest rate caps	3	—	1,970	—
Total	9,423	(14,791)	6,788	(11,342)
Foreign currency derivatives which do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain of the funding from securitization programs.
The following tables provide an analysis by foreign currency of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2019		At December 31, 2018
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	2,826	1,338,800	(1,324)	487,336
Pound Sterling	(4,639)	175,247	613	138,609
Japanese Yen	923	272,183	(2,901)	113,596
Swiss Franc	(1,716)	87,632	(1,182)	64,229
Chinese Yuan	55	57,094	(82)	45,434
Other(1)	(2,817)	106,491	322	116,476
Total amount	(5,368)	2,037,447	(4,554)	965,680
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar.
At December 31, 2019 and 2018, all derivative financial instruments had a maturity of twelve months or less.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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
The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Net (costs)/revenues	(22,055)	3,777	19,724
Income tax benefit/(expense)	6,153	(1,054)	(5,503)
Total recognized in the consolidated income statement	(15,902)	2,723	14,221
The ineffectiveness of cash flow hedges was not material for the years 2019, 2018 and 2017.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

20. EQUITY
Share capital
At December 31, 2019 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,111 special voting shares, all with a nominal value of €0.01 (€2,504 thousand at December 31, 2018 consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01). At December 31, 2019, the Company had 8,640,176 common shares and 2,190 special voting shares held in treasury, while at December 31, 2018, the Company had 6,002,843 common shares and 4,744 special voting shares held in treasury. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under equity incentive plans. As per the resolution of the Annual General Meeting of Shareholders on April 12, 2019 which approved to cancel all special voting shares in the share capital of the Company held in treasury as of that date, on August 29, 2019 the Company completed the cancellation process of 3,902 special voting shares.
The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the year ended December 31, 2019:

	Common Shares	Special Voting Shares	Total
Outstanding shares at December 31, 2018	187,920,656	56,492,874	244,413,530
Common shares repurchased under share repurchase program(1)	(2,907,702)	—	(2,907,702)
Common shares assigned under equity incentive plans(2)	270,369	—	270,369
Special voting shares allocation(3)	—	6,854,047	6,854,047
Outstanding shares at December 31, 2019	185,283,323	63,346,921	248,630,244
_______________________________________

(1)	Includes shares repurchased between January 1, 2019 and December 31, 2019 based on the transaction trade date, for a total consideration of €386,094 thousand, including transaction costs.

(2)
During 2019, approximately 230 thousand performance share units and 40 thousand retention restricted share units vested under the Equity Incentive Plan 2016-2020 as a result of certain performance or retention requirements being achieved. As a result, a corresponding number of common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” for additional details.

(3)	Relates to the issuance, allocation and deregistration of certain special voting shares under the Company’s special voting shares terms and conditions.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Following the Separation, Exor N.V. (“Exor”) and Piero Ferrari participate in the Company’s loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchase common shares may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be affected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves
Retained earnings and other reserves includes:

•
a share premium reserve of €5,768,544 thousand at December 31, 2019 (€5,768,544 thousand at December 31, 2018), which primarily originated from the issuance of common shares pursuant to the restructuring activities undertaken as part of the Separation.

•	a legal reserve of €65 thousand at December 31, 2019 and €29 thousand at December 31, 2018, determined in accordance with Dutch law.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

•	a treasury reserve of €486,892 thousand at December 31, 2019 and €100,143 thousand at December 31, 2018.

•	a share-based compensation reserve of €46,539 thousand at December 31, 2019 and €52,198 thousand at December 31, 2018.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per common share was approved, corresponding to a total distribution of €193,328 thousand (of which €192,664 thousand was paid in 2019). The distribution was made from the retained earnings reserve.

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

During the year ended December 31, 2019 the Company repurchased 2,907,702 common shares for a total consideration of €386,749 thousand under the multi-year Euro 1.5 billion total share repurchase program announced in December 2018 (1,033,218 common shares for a total consideration of €100,093 thousand were repurchased during the year ended December 31, 2018 under a previous share repurchase program). Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plans.

Other comprehensive income
The following table presents other comprehensive income:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans (1)	(2,078)	385	(730)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	(2,078)	385	(730)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments arising during the period	(24,327)	(9,257)	54,695
Losses/(Gains) on cash flow hedging instruments reclassified to the consolidated income statement	22,055	(3,777)	(19,724)
(Losses)/Gains on cash flow hedging instruments	(2,272)	(13,034)	34,971
Exchange differences on translating foreign operations arising during the period	2,652	5,986	(15,346)
Total items that may be reclassified to the consolidated income statement in subsequent periods	380	(7,048)	19,625
Total other comprehensive income	(1,698)	(6,663)	18,895
Related tax impact	1,066	3,520	(9,554)
Total other comprehensive income, net of tax	(632)	(3,143)	9,341
__________________________

(1)
For the year ended December 31, 2019 includes €3 thousand (€33 thousand for the year ended December 31, 2018) related to the Group’s proportionate share of the loss on remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2019			2018			2017
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
(Losses)/Gains on remeasurement of defined benefit plans	(2,078)	456	(1,622)	385	(88)	297	(730)	203	(527)
(Losses)/Gains on cash flow hedging instruments	(2,272)	610	(1,662)	(13,034)	3,608	(9,426)	34,971	(9,757)	25,214
Exchange gains/(losses) on translating foreign operations	2,652	—	2,652	5,986	—	5,986	(15,346)	—	(15,346)
Total other comprehensive (loss)/income	(1,698)	1,066	(632)	(6,663)	3,520	(3,143)	18,895	(9,554)	9,341
Transactions with non-controlling interests
With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2019, 2018 or 2017.

Policies and processes for managing capital
The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

21. SHARE-BASED COMPENSATION

Equity Incentive Plan 2016 - 2020

Following the approval of the equity incentive plan by the Board of Directors in March 2017, the Shareholders approved in April 2017 an award to the former Chief Executive Officer under the Company’s equity incentive plan, which is applicable to members of the Senior Management Team (“SMT”) and key leaders of the Group (“Equity Incentive Plan 2016-2020”). The grants of the performance share units (“PSUs”) and the retention restricted share unites (“RSUs”), each representing the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon. In 2018, additional PSU and RSU awards were granted to the current Chief Executive Officer and certain key employees of the Group under this plan.

Performance Share Units 2016-2020

The Company awarded members of the SMT and key leaders a total target of approximately 237 thousand PSUs and 450 thousand PSUs to its former Chief Executive Officer in 2017, and an additional total of approximately 21 thousand PSUs were awarded to the current Chief Executive Officer in 2018. The PSUs vest in three equal tranches in 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”). The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The total number of shares that will eventually be issued upon vesting of the PSUs may vary from the original award. The target amount of PSUs vests as follows based on the Company’s TSR performance compared to an industry specific peer group of eight, including the Company, (“Peer Group”):

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Ferrari TSR Ranking	% of Target Awards that Vest
	CEO	SMT and Key Leaders
1	150%	150%
2	120%	120%
3	100%	100%
4	75%	—
5	50%	—
>5	0%	—
The defined Peer Group, which is applicable for the Performance Share Units 2016-2020, is as follows:

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

For the first tranche of the PSU awards under the Equity Incentive Plan 2016-2020, which cover the performance period from 2016 to 2018, Ferrari ranked third in TSR within the defined industry-specific peer group applicable to the plan, resulting in the vesting of 100 percent of the target PSUs awarded. As a result, 230,282 PSU awards vested in 2019.

Retention Restricted Share Units

The Company awarded members of the SMT and key leaders a total of approximately 119 thousand RSUs in 2017, and an additional 10 thousand RSUs were awarded in 2018, including to the new Chief Executive Officer. The RSU awards granted are conditional on a recipient’s continued service to the Company, as described below. The RSUs, each of which represents the right to receive one common share of the Company, will vest in three equal tranches in 2019, 2020 and 2021, subject to continued employment with the Company at the time of vesting. For the first tranche of the RSU awards under the Equity Incentive Plan 2016-2020, 40,087 RSU awards vested in 2019.

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

Equity Incentive Plan 2019-2021

Under a new equity incentive plan approved in 2019, approximately 174 thousand PSUs and 111 thousand RSUs, which each represent the right to receive one Ferrari common share, were awarded to the Executive Chairman, the Chief Executive Officer, all members of the SMT and other key employees of the Group (“Equity Incentive Plan 2019-2021”). These PSUs and RSUs cover a three-year performance period from 2019 to 2021.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Performance Share Units 2019-2021

The vesting of the PSUs is based on the achievement of defined key performance indicators relating to: i) TSR ranking, ii) an EBITDA target, and iii) innovation targets, which will each be settled independently of the others targets. The total number of shares that will be assigned upon vesting of the PSUs will depend on the level of achievement of the targets. The PSUs vest in 2022, except for the PSUs awarded to the Chief Executive Officer which will vest in three tranches of 12 percent, 12 percent and 76 percent in 2020, 2021 and 2022, respectively.

Of the total number of PSU awards, 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight, including the Company, (“New Peer Group”):

Ferrari TSR Rating	% of Awards that Vest
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%

The defined New Peer Group(*), which is applicable to the Performance Share Units 2019-2021, is as follows:

Ferrari	Aston Martin	Burberry	Hermes
Kering	LVMH	Moncler	Richemont
____________________________
(*) Tiffany was removed from the New Peer Group as a consequence of its recently announced acquisition by LVMH in November 2019.

Of the total number of PSU awards, 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the business plan:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%

Of the total number of PSU awards, 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.

The performance period for the PSUs commenced on January 1, 2019. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were awarded is €110.57-€111.64 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions
Grant date share price	122.60
Expected volatility	26.50%
Dividend yield	0.83%
Risk-free rate	0%

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The expected volatility was based on the observed volatility of the New Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Retention Restricted Share Units (RSUs)

The vesting of the RSUs is conditional on the recipients continued employment with the Company at the time of vesting. The RSUs vest in 2022, except for the RSUs awarded to the Chief Executive Officer which vest in three equal tranches in 2020, 2021 and 2022. The range of the fair value of the RSUs awarded is €119.54-€120.56 per share.

Outstanding share awards

Changes during 2019, 2018 and 2017 to the outstanding number of PSU and RSU share awards under both the Equity Incentive Plan 2016-2020 and Equity Incentive Plan 2019-2021 are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards
Balance at January 1, 2017	—	—
Granted(1)	686,933	118,467
Forfeited	—	—
Vested	—	—
Balance at December 31, 2017	686,933	118,467
Granted(1)	20,793	10,397
Forfeited	(21,200)	(10,600)
Vested	—	—
Balance at December 31, 2018	686,526	118,264
Granted(2)	175,307	110,968
Forfeited	(32,832)	(18,000)
Vested	(230,282)	(40,087)
Balance at December 31, 2019	598,719	171,145
_______________________________________

(1)	Granted under the Equity Incentive Plan 2016-2020

(2)	Granted under the Equity Incentive Plan 2019-2021

Share-based compensation expense

For the years ended December 31, 2019, 2018 and 2017, the Company recognized €17,480 thousand, €22,491 thousand and €28,179 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity for the PSU awards and RSU awards. At December 31, 2019, unrecognized compensation expense amounted to €19,298 thousand and will be recognized over the remaining vesting periods through 2021.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

22. EMPLOYEE BENEFITS
The Group’s provisions for employee benefits are as follows:

	At December 31,
	2019	2018
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	21,795	21,195
Pension plans	134	485
Total present value of defined benefit obligations	21,929	21,680

Other provisions for employees	66,187	64,895
Total provisions for employee benefits	88,116	86,575
Defined contribution plan
The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2019, 2018 and 2017 was €13,650 thousand, €11,930 thousand and €11,987 thousand, respectively.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The expected benefit payments for the defined benefit obligations are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2020	1,396	2
2021	1,677	2
2022	1,808	2
2023	1,531	2
2024	1,599	2
Beyond 2024	6,086	611
Total	14,097	621
The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2017	22,641	604	23,245

Included in the consolidated income statement	—	55	55
Included in other comprehensive income/(loss) (*)	(390)	(28)	(418)
Other	(1,056)	(146)	(1,202)
Benefits paid	(1,620)	(169)	(1,789)
Other changes	564	23	587
Amounts at December 31, 2018	21,195	485	21,680

Included in the consolidated income statement	—	(492)	(492)
Included in other comprehensive income/(loss) (*)	1,899	176	2,075
Other	(1,299)	(35)	(1,334)
Benefits paid	(1,490)	(24)	(1,514)
Other changes	191	(11)	180
Amounts at December 31, 2019	21,795	134	21,929
______________________________
(*) Relates to actuarial losses/(gains) from financial assumptions.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2019			2018			2017
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	—	26	26	—	55	55	—	141	141
Interest expense	—	—	—	—	—	—	—	1	1
Past service adjustments	—	(518)	(518)	—	—	—	—	—	—
Total recognized in the consolidated income statement	—	(492)	(492)	—	55	55	—	142	142
Past service credit relates to gains recognized in the consolidated income statement due to plan amendments and curtailments.
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2019 is equal to 0.7 percent (1.7 percent in 2018 and 1.5 percent in 2017). The average duration of the Italian TFR is approximately 9 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
The discount rates used for the measurement of the pension plan obligation (excluding TFR) and the interest expense/(income) of net period cost, are based on the rate of return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension defined benefit plan which for 2019 was equal to approximately zero percent (0.8 percent 2018 and 0.7 percent in 2017). The average duration of the obligations is approximately 14 years.
Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	At December 31,
	2019		2018
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,695)	1,951	(1,647)	1,891
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

At December 31, 2019, other provisions for employees comprised long term bonus benefits amounting to €62,890 thousand (€61,940 thousand at December 31, 2018) and jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €3,297 thousand (€2,955 thousand at December 31, 2018).

23. PROVISIONS
Changes in provisions were as follows:

	At December 31, 2018	Additional provisions	Utilization	Translation differences and other	At December 31, 2019
	(€ thousand)
Warranty and recall campaigns provision	111,129	28,131	(32,584)	1,135	107,811
Legal proceedings and disputes	37,154	3,037	(14,280)	1,186	27,097
Other risks	34,256	12,393	(18,553)	2,568	30,664
Total provisions	182,539	43,561	(65,417)	4,889	165,572
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
Due to an industry wide recall relating to Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), in 2016 the Group initiated a global recall campaign on cars mounted with such airbags. Due to the uncertainty of recoverability of the costs from Takata, the Group recognized an aggregate provision of €36,994 thousand in 2016 (within cost of sales). At December 31, 2019, the provision amounted to €15,519 thousand (€24,513 thousand at December 31, 2018), reflecting the current best estimate for future costs of the Group related to the recall campaign. The decrease in the provision relates to ongoing recall activities as well as a partial release in 2018.
Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relate to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2020 or beyond, although any such judgment may remain subject to judicial review. While the outcome of such proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations.

The utilization of the provision for legal proceedings and disputes includes a release for a change in the estimate of the risk and related provision associated with a legal dispute based on developments in the first quarter of 2019. Accruals to the provision for legal proceedings and disputes are recognized within other expenses, net.

Other risks

The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties, as well as environmental risks.

The utilization of the provision for other risks includes a release of provisions related to favorable developments in emissions regulations that occurred in the third quarter of 2019.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The following table sets forth additional provisions to other risks recognized for the years ended December 31, 2019, 2018 and 2017.

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	9,563	11,420	8,065
Selling, general and administrative costs	2,830	—	274
Total	12,393	11,420	8,339

24. DEBT

	Balance at December 31, 2018	Impact of IFRS 16 adoption	Balance at January 1, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at December 31, 2019
	(€ thousand)
Bonds and notes	1,198,109	—	1,198,109	298,316	(315,395)	4,440	—	1,185,470
Asset-backed financing (Securitizations)	682,581	—	682,581	282,113	(189,940)	(82)	13,597	788,269
Lease liabilities	673	63,535	64,208	14,788	(18,684)	—	184	60,496
Borrowings from banks	35,984	—	35,984	—	(3,516)	(71)	549	32,946
Other debt	9,820	—	9,820	33,801	(21,479)	—	414	22,556
Total debt	1,927,167	63,535	1,990,702	629,018	(549,014)	4,287	14,744	2,089,737
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2019					2018
	Due within one year		Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Bonds and notes	7,260		879,834	298,376	1,185,470	7,616	1,190,493	—	1,198,109
Asset-backed financing (Securitizations)	338,366		449,903	—	788,269	300,051	382,530	—	682,581
Lease liabilities	20,195	—	25,894	14,407	60,496	673	—	—	673
Borrowings from banks	32,946		—	—	32,946	34,249	1,735	—	35,984
Other debt	22,556		—	—	22,556	9,820	—	—	9,820
Total debt	421,323		1,355,631	312,783	2,089,737	352,409	1,574,758	—	1,927,167
Bonds and notes

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at December 31, 2019 of €385,776 thousand includes accrued interest of €4,567 thousand (€500,197 thousand including accrued interest of €5,938 thousand at December 31, 2018).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay a bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €200,000 thousand. The amount outstanding at December 31, 2019 of €499,824 thousand includes accrued interest of €1,199 thousand (€697,912 thousand including accrued interest of €1,678 thousand at December 31, 2018).

The notes for both the 2023 Bond and the 2021 Bond impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2019 and 2018, Ferrari was in compliance with the covenants of the notes.

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and are to be primarily used towards general corporate purposes, including the funding of capital expenditures. The amounts outstanding of the 2029 Notes and 2031 Notes at December 31, 2019 were €149,891 thousand and €149,979 thousand, including accrued interest of €700 thousand and €794 thousand, respectively.

Asset-backed financing (Securitizations)

As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the US through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of December 31, 2019, the following revolving securitization programs were in place:

•
revolving securitization program for funding of up to $600 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $547 million ($424 million at December 31, 2018). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $250 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of December 31, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $238 million ($223 million at December 31, 2018). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of December 31, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $101 million ($134 million at December 31, 2018).

The funding limits of the revolving securitization programs have been progressively increased since inception as the related receivables portfolios have finished.

Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €27,524 thousand at December 31, 2019 (€26,497 thousand at December 31, 2018).

Lease liabilities
As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets and related lease liabilities of €63,535 thousand in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 2 “Significant Accounting Policies - New standards and amendments effective from January 1, 2019 - IFRS 16 - Leases”.
As of December 31, 2019 lease liabilities amount to €60,496 thousand.
Borrowings from banks
Borrowings from banks at December 31, 2019 mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €31,211 thousand (€30,694 thousand at December 31, 2018) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at December 31, 2019) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €1,735 thousand (€5,290 thousand at December 31, 2018) relating to various short and medium term credit facilities.

Revolving Credit Facility
At December 31, 2018 the Company had a revolving credit facility of €500 million which was undrawn and due to mature in November 2020. This revolving credit facility was cancelled in December 2019 and replaced with a new €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. At December 31, 2019 the RCF was undrawn.

Other debt

Other debt primarily relates to other funding for financing activities of the Group.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2019	2018
	(€ thousand)
Deferred income	275,439	271,817
Advances and security deposits	348,899	145,394
Accrued expenses	85,965	81,408
Payables to personnel	28,272	25,434
Social security payables	20,334	18,209
Other	41,106	47,481
Total other liabilities	800,015	589,743
Deferred income primarily includes amounts received under maintenance and power warranty programs of €219,209 thousand at December 31, 2019 and €204,987 thousand at December 31, 2018, which are deferred and recognized as revenues over the length of the related program term. Of the total liability related to maintenance and power warranty programs as of December 31, 2019, the Group expects to recognize in net revenues approximately €61 million in 2020, €44 million in 2021, €35 million in 2022 and €79 million afterwards. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.

Advances and security deposits at December 31, 2019 and at December 31, 2018 primarily include advances received from clients for the purchase of our hypercars and limited edition cars, and at December 31, 2019 also our Icona cars. Upon shipment of such cars, the advances are recognized as revenue. The increase primarily relates to advances received for the Ferrari Monza SP1 and SP2. Of the total contract liability related to advances as of December 31, 2019, the Group expects to recognize the entire amount within net revenues in 2020 and 2021.

Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At January 1, 2019	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2019
	(€ thousand)
Maintenance and power warranty programs	204,987	90,998	(76,776)	—	219,209
Advances from customers	139,852	377,950	(176,623)	44	341,223

An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2019				2018
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	422,462	10,083	6,066	438,611	223,138	6,960	6,420	236,518

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

26. TRADE PAYABLES
Trade payables of €711,539 thousand at December 31, 2019 (€653,751 thousand at December 31, 2018) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

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
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2019 and 2018:

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		897,946	—	—	897,946
Investments and other financial assets - Liberty Media Shares	16	7,674	—	—	7,674
Current financial assets	19	—	9,423	—	9,423
Total assets		905,620	9,423	—	915,043
Other financial liabilities	19	—	14,791	—	14,791
Total liabilities		—	14,791	—	14,791

		At December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		793,664	—	—	793,664
Investments and other financial assets - Liberty Media Shares	16	5,142	—	—	5,142
Current financial assets	19	—	6,788	—	6,788
Total assets		798,806	6,788	—	805,594
Other financial liabilities	19	—	11,342	—	11,342
Total liabilities		—	11,342	—	11,342
There were no transfers between fair value hierarchy levels between 2018 and 2019.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
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
The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2019		2018
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities		966,448	966,448	878,496	878,496
Client financing		950,842	950,842	851,209	851,209
Dealer financing	18	15,606	15,606	27,287	27,287
Total		966,448	966,448	878,496	878,496

Debt	24	2,089,737	2,103,871	1,927,167	1,921,937

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

28. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and other companies controlled by the Exor Group (including CNH Industrial N.V. and its subsidiaries), unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of the Ferrari Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
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

•
a technical cooperation, starting from November 2019, between the Group and FCA Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which were controlled by the FCA Group until May 2, 2019 when FCA completed the sale of Magneti Marelli. Following the sale, Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party;

•
transactions with FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues.

Transactions with Exor Group companies (excluding FCA Group companies)

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

In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2019			2018			2017
	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	143,091	6,275	—	217,922	3,982	—	315,407	4,698	—
FCA US LLC	—	17,954	—	—	28,486	—	6	44,882	—
Magneti Marelli(2)	352	10,444	—	1,589	40,343	—	1,866	36,670	—
Other FCA Group companies	8,637	8,028	1,965	12,106	7,193	1,370	6,754	7,007	1,191
Total FCA Group companies	152,080	42,701	1,965	231,617	80,004	1,370	324,033	93,257	1,191
Exor Group companies (excluding the FCA Group)	281	368	4	311	179	—	283	492	—
Other related parties	610	13,906	31	1,707	12,651	—	2,159	13,666	—
Total transactions with related parties	152,971	56,975	2,000	233,635	92,834	1,370	326,475	107,415	1,191
Total for the Group	3,766,615	2,153,480	42,082	3,420,321	1,953,441	23,563	3,416,890	1,986,792	29,260
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

(2)	FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party.

Assets and liabilities originating from related party transactions are summarized in the table below:

	At December 31,
	2019				2018
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	48,617	5,449	—	21,821	39,077	6,099	—	30,594
FCA US LLC	—	4,636	—	—	135	6,332	—	—
Magneti Marelli(1)	—	—	—	—	2,774	9,427	—	—
Other FCA Group companies	1,165	3,598	203	581	5,896	4,689	1,481	44
Total FCA Group companies	49,782	13,683	203	22,402	47,882	26,547	1,481	30,638
Exor Group companies (excluding the FCA Group)	350	9	237	207	377	13	—	4
Other related parties	147	2,565	1,295	1,835	208	1,999	5	—
Total transactions with related parties	50,279	16,257	1,735	24,444	48,467	28,559	1,486	30,642
Total for the Group	231,439	711,539	92,830	800,015	211,399	653,751	64,295	589,743
______________________________

(1)	FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party.

There were no financial assets or financial liabilities originating from related party transactions at December 31, 2019 or December 31, 2018.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Emoluments to Directors and Key Management
The fees of the Directors of Ferrari N.V. are as follows:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Directors of Ferrari N.V.	10,260	17,043	17,767
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2019 was €10,260 thousand (€17,043 thousand in 2018 and €17,767 thousand in 2017), inclusive of the following:

•	€1,786 thousand for salary and other short-term benefits (€1,080 thousand in 2018 and €1,277 thousand in 2017); and

•
€8,474 thousand for share-based compensation awarded under the Company’s equity incentive plans, (€15,963 thousand in 2018, including an acceleration of the costs relating to the equity incentive plan of the former Chairman and Chief Executive Officer (Mr. Sergio Marchionne) and €16,490 thousand in 2017). See Note 21 “Share-based compensation” for additional information related to the equity incentive plans. For the year ended December 31, 2017 only, Non-Executive Directors’ compensation also included €418 thousand that was settled in common shares of the Company. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2019 and 2018.

The aggregate compensation for members of the Senior Management Team (excluding the CEO) in 2019 was €19,839 thousand (€16,674 thousand in 2018 and €16,015 thousand in 2017), inclusive of the following:

•	€14,671 thousand for salary and short-term incentives (€13,915 thousand in 2018 and €10,964 thousand in 2017);

•	€5,168 thousand for share-based compensation awarded under the Company’s equity incentive plans (€2,759 thousand in 2018 and €4,737 thousand in 2017); and

•	for the year ended December 31, 2017 only, €314 thousand of other long-term benefits.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2019 were as follows:

	At December 31, 2019
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	72,352	16,208	4,403	—	92,963
Non-cancellable lease agreements
The future aggregate minimum lease payments under non-cancellable leases, mainly relating to the lease of property and cars, are as follows:

	At December 31, 2019
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under lease agreements	20,899	17,242	10,577	14,885	63,603

30. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:

•	financial market risk (principally relating to foreign currency exchange rates, and to a lesser extent, interest rates), as the Group operates internationally in different currencies;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require, and to financial instruments in general;

•	credit risk, arising both from its normal commercial relations with final clients and dealers, and its financing activities.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

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
The Group has in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks. The Group’s risk management policies permit derivatives to be used for managing exposures to foreign exchange rates and interest rates. Counterparties to these agreements are major financial institutions. Derivative financial instruments can only be executed for hedging purposes.
In particular, the Group used derivative financial instruments as cash flow hedges for the purpose of limiting the negative impact of foreign currency exchange rate fluctuation on forecasted transactions denominated in foreign currencies. Accordingly, as a result of applying risk management policies with respect to foreign currency exchange exposure, the Group’s results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. However, despite these risk management policies and hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.

The Group also enters into interest rate caps as requested by certain of its securitization agreements.

Information on the fair value of derivative financial instruments held is provided in Note 19.

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2019, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 53 percent of the Group’s net revenues (49 percent in 2018).

•
The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2019, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 53 percent (57 percent in 2018) of the total currency risk from commercial activity. In 2019, the commercial activities exposed to the Euro/Pound Sterling exchange rate and to the Euro/Japanese Yen exchange rate exceeded 10 percent (in 2018 only Euro/Pound Sterling exceeded 10 percent) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Chinese Renminbi, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2019. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts, currency swaps and currency options) to hedge up to 90 percent of certain exposures to foreign currency exchange risk for up to twelve months.

•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom (branch), Switzerland, Mainland China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.

•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018
directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in this respect at the reporting date.

Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within the net financial income/(expenses) line item or as cost of sales for charges arising from financial services companies. The Group uses specific financial derivatives to hedge certain of these exposures.

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2019, except for those arising on financial instruments measured at fair value, amounted to net losses of €24,237 thousand (net losses of €13,293 thousand and €18,059 thousand for the years ended December 31, 2018 and 2017, respectively).

All of the Group’s financial services activities are conducted in the functional currency of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities is nil in all periods presented.

Except as noted above, there have been no substantial changes in 2019 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2019 to hedge against foreign currency exchange rate risk, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €74,700 thousand (€106,400 thousand at December 31, 2018). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

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

The Group’s most significant floating rate financial assets at December 31, 2019 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 39 percent of the Group’s gross debt bears floating rates of interest. At December 31, 2019, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €205 thousand on an annual basis (a decrease of €251 thousand at December 31, 2018). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

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
at December 31, 2019 and 2018

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

Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 19 and 25. Details of the repayment of derivative financial instruments are provided in Note 19.

The Group has a revolving credit facility of €350 million at December 31, 2019 which was entirely undrawn (€500 million and entirely undrawn at December 31, 2018).

The Group believes that its total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group, therefore believes there is no significant risk of a lack of liquidity.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2019 is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

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

Receivables from financing activities amounting to €966,448 thousand at December 31, 2019 (€878,496 thousand at December 31, 2018) are shown net of the allowance for doubtful accounts amounting to €7,480 thousand (€6,457 thousand at December 31, 2018). After considering the allowance for doubtful accounts, €59,448 thousand of receivables were overdue (€53,800 thousand at December 31, 2018). Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees.

Trade receivables amounting to €231,439 thousand at December 31, 2019 (€211,399 thousand at December 31, 2018) are shown net of the allowance for doubtful accounts amounting to €27,171 thousand (€24,346 thousand at December 31, 2018). After considering the allowance for doubtful accounts, €46,778 thousand of receivables were overdue (€36,772 thousand at December 31, 2018).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2019 and 2018

31. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2019	2018	2017
	(€ thousand)
Italy	363,779	449,312	563,921
Rest of EMEA	1,636,831	1,400,443	1,308,261
Americas (1)	1,010,204	922,639	920,858
Mainland China, Hong Kong and Taiwan	350,330	274,268	282,550
Rest of APAC (2)	405,471	373,659	341,300
Total net revenues	3,766,615	3,420,321	3,416,890
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.

(2)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2019			2018
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,043,821	785,182	837,682	844,218	785,182	644,689
Rest of EMEA	6,309	—	—	2,251	—	—
Americas (1)	14,803	—	—	3,327	—	850
Mainland China, Hong Kong and Taiwan	1,574	—	—	351	—	—
Rest of APAC (2)	3,145	—	256	403	—	258
Total	1,069,652	785,182	837,938	850,550	785,182	645,797
______________________________

(1)	Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.

(2)	Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

32. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 18, 2020, which is the date the Consolidated Financial Statements were authorized for issuance.

Under the common share repurchase program, from January 1, 2020 to February 14, 2020, the Company has repurchased an additional 209,326 common shares for a total consideration of €153.2 million. At February 14, 2020 the Company held in treasury an aggregate of 8,849,502 common shares.

On February 18, 2020, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €1.13 per common share, totaling approximately €210 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 16, 2020.