Form 20-F
period 2020-12-31
Ferrari N.V.
filed 2021-02-26
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2020
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 184,747,890 common shares, par value €0.01 per share, and 63,346,922 special voting shares, par value €0.01 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
References to “Stellantis” or “Stellantis Group” refer to Stellantis N.V., together with its subsidiaries. “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, prior to the merger with Peugeot S.A. completed on January 16, 2021, following which FCA was renamed Stellantis N.V..

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements”.
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
The financial data in the section “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.
Certain totals in the tables included in this document may not add due to rounding.
I

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:
•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 regulations progressively coming into effect in 2021 and 2022, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•the effects of the evolution of and response to the COVID-19 pandemic;
•our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;
•our low volume strategy;
•global economic conditions, pandemics and macro events;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the effects of Brexit on the UK market;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•our continued compliance with customs regulations of various jurisdictions;
•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;
•the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;
•product recalls, liability claims and product warranties;
II

•the adequacy of our insurance coverage to protect us against potential losses;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•labor relations and collective bargaining agreements;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.
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
(ii)    the audited consolidated income statement of the Company for the years ended December 31, 2017 and 2016 and the audited consolidated statement of financial position at December 31, 2018, 2017 and 2016.
    This financial information has been prepared in accordance with IFRS.
The following information should be read in conjunction with “Note on Presentation”, “Item 3.D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this document. Historical results for any period are not necessarily indicative of results for any future period.

1

Consolidated Income Statement Data

	For the years ended December 31,
	2020	2019	2018	2017	2016
	(€ million, except per share data)
Net revenues	3,460	3,766	3,420	3,417	3,105
EBIT	716	917	826	775	595
Profit before taxes	667	875	803	746	567
Net profit	609	699	787	537	400
Net profit attributable to:
Owners of the parent	608	696	785	535	399
Non-controlling interests	1	3	2	2	1
Basic earnings per common share (€) (1)	3.29	3.73	4.16	2.83	2.11
Diluted earnings per common share (€) (1) (2)	3.28	3.71	4.14	2.82	2.11
Dividend declared per common share (€) (3)	1.13	1.03	0.71	—	—
Dividend declared per common share ($) (3) (5)	1.23	1.16	0.88	—	—
Distribution declared per common share (€) (4)	—	—	—	0.635	0.46
Distribution declared per common share ($) (4) (5)	—	—	—	0.682	0.52
_____________________________
(1)    Basic and diluted earnings per common share in 2020 benefited from the one-off partial step-up of certain trademarks for tax purposes, which resulted in a net tax benefit of €75 million. The increase in the basic and diluted earnings per common share in 2018 compared to 2017 includes the effects of applying the Patent Box tax regime starting in the third quarter of 2018. See Adjusted Basic and Diluted Earnings per Common Share in the section “Non-GAAP Financial Measures” as well as Note 10 to the Consolidated Financial Statements, both included elsewhere in this document, for additional information.
(2)    In order to calculate the diluted earnings per common share the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of (i) the potential common shares that would have been issued under the equity incentive plan for the years ended December 31, 2020, 2019, 2018 and 2017 (assuming 100 percent of the related awards vested), and (ii) the potential common shares that would have been issued for the Non-Executive Directors’ compensation agreement for the years ended December 31, 2017 and 2016. See Note 12 to the Consolidated Financial Statements for additional information.
(3)    Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2020, a dividend distribution of €1.13 per outstanding common share was approved, corresponding to a total distribution of €209 million. Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per outstanding common share was approved, corresponding to a total distribution of €193 million. Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per outstanding common share was approved, corresponding to a total distribution of €134 million. Such dividend distributions were made from the retained earnings reserve.
(4)    Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per outstanding common share was approved, corresponding to a total distribution of €120 million. Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, a cash distribution of €0.46 per outstanding common share was approved, corresponding to a total distribution of €87 million. Such distributions were made from the share premium reserve which is a distributable reserve under Dutch law.
(5)    Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At December 31,
	2020	2019	2018	2017	2016
	(€ million, except number of shares issued)
Cash and cash equivalents	1,362	898	794	648	458
Receivables from financing activities	940	966	878	733	790
Total assets	6,262	5,446	4,852	4,141	3,850
Debt	2,725	2,090	1,927	1,806	1,848
Total equity	1,789	1,487	1,354	784	330
Equity attributable to owners of the parent	1,785	1,481	1,349	779	325
Non-controlling interests	4	6	5	5	5
Share capital	3	3	3	3	3
Common shares issued and outstanding (in thousands of shares)	184,748	185,283	187,921	188,954	188,923

Other Statistical Information

	For the years ended December 31,
	2020	2019	2018	2017	2016
Shipments (number of cars)	9,119	10,131	9,251	8,398	8,014
Average number of employees for the period	4,428	4,164	3,651	3,336	3,115

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
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. For example, the gradual expansion of hybrid engine (already integrated in past models such as the LaFerrari and the LaFerrari Aperta, as well as in the new SF90 Stradale and SF90 Spider) and electric engine technology will introduce a notable change in the overall driver experience compared to the combustion engine cars of our models to date. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.
We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected. In addition, in 2019 we announced a brand diversification strategy that will significantly increase the deployment of our brand in non-car products and experiences. If this strategy is not successful, our brand image may be diluted or tainted.
Our brand image depends in part on the success of our Formula 1 racing team.
The prestige, identity, and appeal of the Ferrari brand depend in part on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our sports, GT, special series and Icona cars, which also supports the appeal of other Ferrari-branded luxury goods. We are focused on improving our racing results and restoring our historical position as the premier racing team particularly in Formula 1 as our most recent Drivers’ Championship and Constructors’ Championship were in 2007 and 2008, respectively. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.
The success of our racing team depends in particular on our ability to attract and retain top drivers, racing team management and engineering talent. Our primary Formula 1 drivers, team managers and other key employees of Scuderia Ferrari are critical to the success of our racing team and if we were to lose their services, this could have a material adverse effect on the success of our racing team and correspondingly the Ferrari brand. If we are unable to find adequate replacements or to attract, retain and incentivize drivers and team managers, other key employees or new qualified personnel, the success of our racing team may suffer. As the success of our racing team forms a large part of our brand identity, a sustained period without racing success could detract from the Ferrari brand and, as a result, from potential clients’

enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.
We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business
Public health crises such as pandemics or similar outbreaks could adversely impact our business. The global spread of COVID-19, a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, has led to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist after the restrictions are lifted.
The above mentioned restrictive measures, though temporary in nature, may continue for an extended period of time and intensify depending on developments in the COVID-19 pandemic, including potential subsequent waves of the outbreak. From mid-March to early May 2020, we suspended production at our plants in Maranello and Modena, while implementing remote working arrangements for all non-manufacturing related activities. We generally realize minimal revenue while our facilities are shut down, but we continue to incur expenses. Moreover, the negative cash impact is exacerbated by the fact that, despite not selling cars, we have to continue to pay suppliers for components previously ordered. We continue to take measures to combat the spread of COVID-19 at our facilities, while continuing to guarantee the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
In connection with the COVID-19 pandemic and related government measures, we have experienced delays in shipments of cars due to restrictions on dealers’ activities or the inability of customers to take delivery of cars. Deliveries gradually restarted during May 2020 and from May to October 2020 substantially all Ferrari dealerships remained fully operational; however, new closures have recently been made necessary as a result of the resurgence of the pandemic in certain territories. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Item 5. Operating and Financial Review and Prospects—COVID-19 Pandemic Update”. The resurgence of the pandemic in several European countries, including Italy, as well as in the United States and elsewhere in the last months of 2020 and beginning of 2021 have led governments to reintroduce social distancing measures, curfews, travel restrictions and lockdowns, and increasingly stringent measures may be imposed in the coming periods. Although vaccination plans are being rolled out in several jurisdictions, the pace of vaccination is unclear and the efficacy on large populations is untested. We may yet experience a new shutdown or slowdown of all or part of our manufacturing facilities, including in the event that our employees are diagnosed with COVID-19 or our supply chains are disrupted, or if additional “waves” of the pandemic lead to further government actions. Management time and resources may need to be spent on COVID-19 related matters, distracting them from the implementation of our strategy. In addition, the prophylactic measures we will be required to adopt at our facilities may be costly and may affect production levels. Our suppliers, customers, dealers, franchisees and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of safety concerns, shutdowns, slowdowns, illness of such parties’ workforce and other actions and restrictions requested or mandated by governmental authorities. Furthermore, the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. In addition, the COVID-19 pandemic may lead to higher working capital needs, reduced liquidity and certain limitations in the supply of credit, which may ultimately lead to higher costs of capital for Ferrari. Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.
Our brand activities across different jurisdictions have also been, and may continue to be, adversely impacted, due to the temporary closure of the Ferrari stores, museums and theme parks to comply with government orders, with an adverse impact on our revenues originating from such activities. Our stores and museums were closed from mid-March, gradually reopening in May, with in-store traffic and museum visitors significantly lower after reopening compared to pre-pandemic levels. Further waves of the pandemic in the last months of 2020 and early 2021 led to government measures which imposed us to close our museums from October 25, 2020 (and we only partially reopened in mid-February 2021) and to close our stores in some jurisdictions in accordance with local regulations.

The Formula 1 2020 World Championship was heavily disrupted due to the COVID-19 pandemic. The Formula 1 calendar was rescheduled, with a delayed start in July 2020 and a total of 17 Grand Prix races (five less than originally scheduled), most of which without public attendance. Such disruption to the Formula 1 2020 World Championship has had an adverse effect on our sponsorship and commercial revenues from Formula 1 activities, as well as revenues from the rental of engines to other Formula 1 teams. As of the date of this report, Formula 1 has announced a provisional schedule for the 2021 World Championship, with 23 Grand Prix races, starting in March 2021. Government measures or decisions of Formula 1 may disrupt such provisional calendar for the Formula 1 2021 World Championship, with potential material adverse effects on our revenues and profits.
The impact of the COVID-19 pandemic on Ferrari’s results of operations and financial condition will depend on ongoing developments in the pandemic, including the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. While we are continuing to monitor and assess the evolution of the pandemic and its effects on both the macroeconomic scenario and our financial position and results of operations, significant uncertainty remains around the length and extent of the restrictions in the markets in which we operate. However, the effects on our business, results of operations, financial performance and cash flows may be material and adverse.
The COVID-19 pandemic may also exacerbate other risks disclosed in this section, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.
If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.
Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of hybrid and electric technology in our cars is costly and its long term success is uncertain”. We are also increasingly investing in connectivity, which requires significant investments in research and development; we expect that the future generation of cars will feature a high degree of connectivity for purposes of infotainment, safety and regulatory compliance.
Developing and applying new automotive technologies is costly, and may become even more costly in the future as available technology advances and competition in the industry increases. If our research and development efforts do not lead to improvements in car performance relative to the competition, or if we are required to spend more to achieve comparable results, the sales of our cars or our profitability may suffer.
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
Our continued success depends in part on our ability to originate and define products and trends in the automotive and luxury industries, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of hybrid and electric technology in our cars is costly and its long term success is uncertain”. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. We will encounter this risk, for example, as we introduce the Purosangue, a luxury high performance vehicle within the GT range that we are developing and is expected to launch in 2022. Furthermore this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.
Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.
Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The market in which we sell our cars is subject to volatility in demand. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in downward price pressure and adversely affect our business, operating results and financial condition. The impact of a luxury market downturn may be particularly pronounced for the most expensive among our car models, which generate a more than proportionate amount of our profits, therefore exacerbating the impact on our results. In addition, these effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers. Please refer to “COVID-19 Pandemic Update” and “Results of Operations” for information relating to how the COVID-19 pandemic impacted our results of operations and financial condition in 2020.
We face competition in the luxury performance car industry.
We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than we do, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. In addition, several other manufacturers have recently entered or are attempting to enter the upper end of the luxury performance car market, including with advanced electric technology, thereby increasing competition. We believe that we compete primarily on the basis of our brand image, the performance and design of our cars, our reputation for quality and the driving experience for our customers. If we are unable to compete successfully, our business, results of operations and financial condition could be adversely affected.
Our growth strategy exposes us to risks.
Our growth strategy includes a controlled expansion of our sales and operations, including the launching of new car models and expanding sales, as well as dealer operations and workshops, in targeted growth regions internationally. In particular, our growth strategy requires us to expand operations in regions that we have identified as having relatively high growth potential. We may encounter difficulties in entering and establishing ourselves in these markets, including in establishing new successful dealership networks and facing more significant competition from competitors that are already present in those regions.
Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we plan to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. At our Capital Markets Day in September 2018, we announced our plan to introduce 15 new models in the 2019-2022 period (which is unprecedented for Ferrari over a similar time period), including the Icona limited editions, a concept that takes inspiration from our iconic cars of the past and interprets them in a modern way with innovative technology and materials. In the GT range, we are developing a luxury high performance vehicle, the Purosangue, and we are developing a new line of cars powered by V6 engines. In addition, we will gradually but rapidly expand the use of hybrid and electric technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.
Our growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands on us by requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion also increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficiently skilled management, technical and marketing personnel. If we are unable to manage these risks or meet these demands, our growth prospects and our business, results of operations and financial condition could be adversely affected.
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
A key to the appeal of the Ferrari brand and our marketing strategy is the aura of exclusivity and the sense of luxury which our brand conveys. A central facet to this exclusivity is the limited number of models and cars we produce and our strategy of maintaining our car waiting lists to reach the optimal combination of exclusivity and client service. Our low volume strategy is also an important factor in the prices that our clients are willing to pay for our cars. This focus on maintaining exclusivity limits our potential sales growth and profits compared to manufacturers less reliant on the exclusivity of their products.
On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, we increase our focus on GT cars, and our product portfolio evolves with a broader product range. We sold 9,119 cars in 2020 despite the effects of the COVID-19 pandemic, compared to 7,255 cars in 2014, and sales are expected to continue to increase gradually.
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
We depend on the sales of a small number of car models to generate our revenues. Our current product range consists of eight range models (including six sports cars and two GT cars) and two limited edition Icona cars. While we anticipate expanding our car offerings as part of our growth strategy, through our previously announced plan to introduce 15 new products in the 2019-2022 period, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our special series and limited edition cars (including the Icona limited editions) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars (including our special series and limited edition models) to sustain sales growth in the future.
Global economic conditions, pandemics and macro events may adversely affect us.
Our sales volumes and revenues may be affected by overall general economic conditions within the various countries in which we operate. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods, which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars, which may affect our sales. Adverse economic conditions may also affect the financial health and performance of our dealers in a manner that will affect sales of our cars or their ability to meet their commitments to us.
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
We are also susceptible to risks relating to epidemics and pandemics of diseases. See “We are subject to risks related to the COVID-19 pandemic that may materially and adversely affect our business”.
We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in emerging markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. The EU economies in particular suffered a prolonged period of slow growth since the 2008 financial crisis. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions, such as in the United Kingdom following the exit from the European Union (see further “We may be adversely affected by the UK determination to leave the European Union (Brexit)”) create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies may have an adverse effect on our business, financial condition and results of operations. Although China only represents approximately 6 percent of our net revenues and a limited proportion of our growth in the short term, slowing economic conditions in China may adversely affect our revenues in that region. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in China and other growth and emerging markets may adversely affect our business”.
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
Maintaining and strengthening our position in these growth and emerging markets is a key component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions, pandemics and macro events may adversely affect us”.
We may be adversely affected by the UK determination to leave the European Union (Brexit).
In a June 23, 2016 referendum, the United Kingdom voted to terminate the UK’s membership in the European Union (“Brexit”). The UK ceased to be a member of the European Union on January 31, 2020. On December 24, 2020, the European Union and the UK announced that they had reached a new bilateral trade and cooperation agreement governing their future relationship (the “EU-UK Trade and Cooperation Agreement”) which was formally approved by the European Council on December 29, 2020 and by the UK parliament on December 30, 2020. The EU-UK Trade and Cooperation Agreement became effective on a provisional basis from January 1, 2021, subject to ratification by the EU following consent by the European Parliament. As of the date of this report, the European Parliament has not yet approved the agreement. The potential consequences if the European Parliament were to fail to approve the EU-UK Trade and Cooperation Agreement are unclear.
Under the terms of the EU-UK Trade and Cooperation Agreement, exports of cars between the European Union and the United Kingdom are exempt from tariffs, to the extent the goods contain a certain quantity of EU or UK inputs, as applicable. The application of such rules may result in increased costs for us or for our suppliers (which, in turn, they could seek to transfer to us), and difficulties in the procurement of parts. In addition, the new customs procedures set forth in the EU-UK Trade and Cooperation Agreement may result in increased operational complexity. While the EU-UK Trade and Cooperation Agreement provides clarity with respect to the intended relationship between the European Union and the United Kingdom going forward, uncertainty remains around the details of such relationship, which remain in progress and could evolve over time, and the full extent of the consequences of Brexit. Brexit could also negatively impact economic conditions in Europe more generally, which in turn could adversely impact global economic conditions. In addition, Brexit may contribute to significant volatility in exchange rates. In 2020, approximately 11 percent of our cars and spare parts net revenues were generated in the UK; therefore, any material adverse effect of Brexit on global or regional economic or market conditions could adversely affect our business, results of operations and financial condition as customers may reduce or delay spending decisions on our products.
Our success depends largely on the ability of our current management team to operate and manage effectively.

Our success depends on the ability of our senior executives and other members of management to effectively manage our business as a whole and individual areas of the business. Most of our senior executives and employees, including many highly skilled engineers, technicians and artisans, are required to work from our offices and production facilities in and around Maranello, Italy. If we were to lose the services of any of these senior executives or key employees, this could have a material adverse effect on our business, operating results and financial condition. On December 10, 2020 our former Chief Executive Officer, Mr. Louis Camilleri, resigned with immediate effect from his role as Chief Executive Officer and member of the Board of Directors for personal reasons. Our Executive Chairman, Mr. John Elkann, has been acting as our interim Chief Executive Officer since then, while the Board of Directors is managing the process of identifying Mr. Camilleri’s successor. We have developed incentive plans aimed at retaining and incentivizing our senior executives and employees, as well as management succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, our business, results of operations and financial condition may suffer.
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
As with raw materials, we are also at risk of supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. In coming years, we will also require a greater number of components for hybrid and electric engines as we introduce hybrid and electric technology in our cars, and we expect producers of these components will be called upon to increase the levels of supply as the shift to hybrid or electric technology gathers pace in the industry. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.
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
In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, as was the case in 2012 following the earthquake in the Emilia Romagna region of Italy, or by unexpected fluctuations in market demand and supply, such as those at the start of 2021 that are causing an ongoing global shortage of semiconductors, which is impacting the automotive industry in particular and may be a consequence of the wider effects of the COVID-19 pandemic on supply chains. If any further major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. See “We are subject to risks related to the COVID-19 pandemic that may materially and adversely affect our business” for a discussion of the COVID-19 pandemic, which may affect our supply chain directly or indirectly.
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
Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for one day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may stop or delay production and shipment of our cars. See also “We are subject to risks related to the COVID-19 pandemic that may materially and adversely affect our business” for a discussion of the COVID-19 pandemic. Such damage from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.

We rely on our licensing and franchising partners to preserve the value of our licenses and the failure to maintain such partners could harm our business.
We currently have multi-year agreements with licensing partners for various Ferrari-branded products in the sports, lifestyle and luxury retail segments. We also have multi-year agreements with franchising partners for our Ferrari stores and theme park. In the future, we may enter into additional licensing or franchising arrangements. Many of the risks associated with our own products, including risks relating to the image of the Ferrari brand and its aura of exclusivity, as well as to the demand for luxury goods, also apply to our licensed products and franchised stores. In addition, there are problems that our licensing or franchising partners may experience, including risks associated with each licensing partner’s ability to obtain capital, manage its labor relations, maintain relationships with its suppliers, manage its credit and bankruptcy risks, and maintain client relationships. While we maintain significant control over the products produced for us by our licensing partners and the franchisees running our Ferrari stores and theme parks, any of the foregoing risks, or the inability of any of our licensing or franchising partners to execute on the expected design and quality of the licensed products, Ferrari stores and theme park, or otherwise exercise operational and financial control over its business, may result in loss of revenue and competitive harm to our operations in the product categories where we have entered into such licensing or franchising arrangements. While we select our licensing and franchising partners with care, any negative publicity surrounding such partners could have a negative effect on licensed products, the Ferrari stores and theme parks or the Ferrari brand. Further, while we believe that we could replace our existing licensing or franchising partners if required, our inability to do so for any period of time could materially adversely affect our revenues and harm our business.
In connection with our new brand diversification strategy announced in November 2019, we are streamlining our existing arrangements with licensing partners and decreasing the volume of our licensing business. This may adversely affect our results from brand activities, particularly in the short to medium term while our broader brand diversification strategy is carried out.
We depend on the strength of our trademarks and other intellectual property rights.
Given the importance of our brand’s recognition on our financial performance and strategy, we believe that our trademarks and other intellectual property rights are fundamental to our success and market position. Therefore, our business depends on our ability to protect and promote our trademarks and other intellectual property rights. Accordingly, we devote substantial efforts to the establishment and protection of our trademarks and other intellectual property rights such as registered designs and patents on a worldwide basis. We believe that our trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others, or that we may be unable to register our trademarks or otherwise adequately protect them in some jurisdictions, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries. If a third party were to register our trademarks, or similar trademarks, in a country where we have not successfully registered such trademarks, it could create a barrier to our commencing trade under those marks in that country.
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
Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Item 4.B. Business Overview-Formula 1 Activities.” If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of profits related to Formula 1 activities may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers, including potentially as a result of increasing popularity of the FIA Formula E championship or other racing events. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.
On October 31, 2019, the World Council (Formula 1’s legislative body) approved new technical, sporting and financial rules, following the extensive talks held in the past two years among the owners of the Formula 1 business and all teams with regards to the arrangements relating to the participation of Ferrari and the other teams competing in the championship in the period following the 2020 expiration of the previous arrangements between racing teams and the operator of Formula 1. The new rules provide for, among other things, a new car design, a cap of $147 million in 2021 (assuming 23 grand prix races), to be further reduced in subsequent years, for all costs and expenses covering on-track performance (excluding, among others, the activities to enable the supply of power units, marketing costs, drivers’ salaries and the top three personnel at each team), limits on car upgrades over race weekends, restrictions on the number of times that certain components can be replaced during a race and the standardization of certain parts. While it was originally planned that the new sporting and technical regulations would come into effect in 2021, in March 2020 Formula 1, FIA and the racing teams agreed to postpone effectiveness of such regulations to 2022, due to the disruption to the 2020 Formula 1 season caused by COVID-19. The financial regulations (including the budget cap) came into force on January 1, 2021. While the new rules approved by the World Council may be subject to further changes, the final set of rules will require significant changes to our racing cars, processes and operations. If we are unable to effectively adapt our cars to comply with changes in Formula 1 regulations, our performance at the races may suffer. These changes may result in adverse effects on our revenues and results of operations. In particular, the new cap on expenses affects the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources.
Engine production revenues are dependent on Maserati’s ability to sell its cars.
We produce V8 and V6 engines for Maserati. We have a multi-year arrangement with Maserati to provide V6 engines through 2023. While Maserati is required to compensate us for certain production costs, in the event that the sales of Maserati cars decline or do not increase at the expected rate, our revenues from the sale of engines may be adversely affected.
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
•conforming our cars to various international regulatory and safety requirements where our cars are sold, or homologated;
•difficulty in establishing, staffing and managing foreign operations;
•difficulties attracting clients in new jurisdictions;
•foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Italy;
•fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;
•our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;
•European Union and foreign government trade restrictions, customs regulations, tariffs and price or exchange controls;
•foreign labor laws, regulations and restrictions;
•preferences of foreign nations for domestically produced cars;
•changes in diplomatic and trade relationships;
•political instability, natural disasters, war or events of terrorism; and
•the strength of international economies.
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

In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average greenhouse gas (“GHG”) and fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. Since Ferrari is considered to be an SVM under EPA GHG regulations (as it produces less than 5,000 vehicles per model year for the US market), we expect to benefit from a derogation from currently applicable standards. We also petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for model years 2017 through 2021 and issued final alternative GHG standards for us and other SVMs. In September 2016 we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally and we proposed alternative CAFE standards for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are no longer considered an SVM by the NHTSA for the model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore, since we met the NHTSA definition of SVM, we have requested an alternative fleet average GHG standard for model year 2020. The NHTSA has confirmed that it will not send a shortfall letter to Ferrari requiring payment of CAFE civil penalties or the application of CAFE credits with regard to model year 2020 until the NHTSA has ruled on Ferrari’s petitions for an alternative standard. If our petitions are rejected, we will not be able to benefit from the more favorable CAFE standard levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards.
In the United States, considerable uncertainty is associated with emissions regulations in light of changing policies under the past and newly appointed administration. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. On March, 31, 2020, the NHTSA and the EPA issued the final Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule (the “SAFE Vehicles Rule”) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule, the overall stringency of the federal standards is significantly reduced from the levels previously set: the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the previous standards issued in 2012, which would have required annual increases of approximately 5 percent. The EPA and the NHTSA did not propose any changes to the regulations regarding SVM status or alternative standards. However, it is uncertain whether, with the new administration which took office earlier this year will reverse these recently adopted policies and rule changes, and what further regulation will be enacted Rule.
In the state of California (which has been granted special authority under the Clean Air Act to set its own vehicle emission standards), the California Air Resources Board (“CARB”) has enacted regulations under which manufacturers of vehicles for model years 2012 through 2025 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” option). On December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed-to-comply” provision would not be available for model years 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). California and other states, along with the cities of Los Angeles and New York, initiated litigation to challenge this final rule. Several environmental groups have also challenged such final rule. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.
In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for SVMs. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. More stringent air pollutant emissions standards for combustion engine vehicles are expected to be set by 2021. Depending on the future regulatory developments, the technological solutions required to ensure Euro 7 compliance may affect customers’ expectations on performance, sound and driving experience. The European Commission is also expected to assess and evaluate the current noise emissions limits, with the risk of more stringent “Phase 3” thresholds.
In relation to the safety legislation framework, in 2016, the NHTSA published guidelines for driver distraction, for which rulemaking activities have not progressed since early 2017. The costs of compliance associated with these and similar rulemaking may be substantial.
Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage IV fuel consumption regulation targeted a national average fuel consumption of 5.0L/100km by 2020, and the Stage V regulation, issued on December 31, 2019, targets a national average fuel consumption of 4.0 l/100km by 2025.
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different levels of stringency effective starting from 2020. Moreover several autonomous Chinese regions and municipalities have implemented the requirements of the National 6 program even ahead of the mandated deadlines.
We have lost our status as an SVM for NHSTA in 2019, because our global production exceeded 10,000 vehicles, but we have not lost our SVM status for EU CO2 regulations or for EPA GHG regulations in the United States. We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve, not only in relation to volumes but also in relation to the conditions of operational independence. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we will be subject to alternative standards that the regulators deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.
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
In the future, the advent of self-driving technology may result in regulatory changes that we cannot predict but may include limitations or bans on human driving in specific areas. In 2020 the European Commission issued its new digital strategy policies, which represent a priority in the European Commission’s regulatory agenda. Although no regulations have been proposed in this regard, the European Commission has showed a determination to strengthen Europe’s digital sovereignty and role as a standard setter, with a clear focus on data, technology, and infrastructure.
Similarly, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, as a result of progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. CARB should develop regulations to implement such executive order. In November 2020, the UK Prime Minister, the Transport Secretary and Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. This will put the United Kingdom on course to be the first G7 country to decarbonize cars and vans. Any further similar developments in the future may adversely affect the demand for our cars and our business.
In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibilities for SVMs (defined as manufacturers with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020. The Administrative Measures have been extended to 2023. Because our CAFC is expected to exceed the regulatory ceiling, we will be required to purchase NEV credits. There is no assurance that an adequate market for NEV credits will develop in China and if we are not able to secure sufficient NEV credits this may adversely affect our business in China.
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
Shipments of the SF90 Stradale, the first series production Ferrari to feature Plug-in Hybrid Electric Vehicle (PHEV) architecture, integrating the internal combustion engine with three electric motors, started in 2020. In addition, in 2020 we launched the SF90 Spider, the spider version of the SF90 Stradale and Ferrari’s first plug-in hybrid spider. Some of our past models, such as LaFerrari and LaFerrari Aperta, have also included hybrid technology. The integration of hybrid and electric technology more broadly into our car portfolio over time may present challenges and costs. We expect to increase R&D spending in the medium term particularly on hybrid and electric technology-related projects. Although we expect to price our hybrid and electric cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience, and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Other manufacturers of luxury sports cars may be more successful in implementing hybrid and electric technology. In the long term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience, hybrid and pure electric cars may become the prevalent technology for performance sports cars thereby displacing combustion engine models. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.”
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
We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in the course of 2015 and 2016, we issued a series of recalls relating to defective air bags manufactured by Takata and installed on certain of our models. Also in light of uncertainties in our ability to recover the recall costs from Takata (which filed for bankruptcy in June 2017 and was later acquired by Key Safety Systems in April 2018), we recorded a provision regarding this matter in the second quarter of 2016 for an amount of €37 million. This provision has been used over time and amounted to approximately €7 million as of December 31, 2020. For a description of these and other recent recalls, see “Item 4.B. Business Overview—Regulatory Matters—Vehicle safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. Any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims, which could harm our business, operating results and financial condition. The automobile industry experiences significant product liability claims and we have inherent risk of exposure to claims in the event our cars do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our cars and business, adversely affecting our reputation and inhibiting or preventing commercialization of future cars, which could have a material adverse effect on our brand, business, operating results and financial condition. While we seek to insure against product liability risks, insurance may be insufficient to protect against any monetary claims we may face and will not mitigate any reputational harm. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under such a policy.
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
A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.
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
As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. Therefore we are subject to a variety of ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation, which came into force on May 25, 2018. To an increasing extent, the functionality and controls of our cars depend on in-vehicle information technology. The increased demand for a “connected car” has led to increased digitization of car systems, the wide application of software, and the creation of new, fully digital mobility services. Such technology is capable of transmitting and storing an increasing amount of personal information belonging to our customers. Any unauthorized access to in-vehicle IT systems may compromise the car security or the privacy of our customers’ information and expose us to claims as well as reputational damage. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.
Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt.
As of December 31, 2020, our gross consolidated debt was approximately €2,725 million (which includes our financial services). See “Item 5.B. Liquidity and Capital Resources”. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
Car sales depend in part on the availability of affordable financing.
In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates may rise generally based on pronouncements of governments or central banks, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may choose not to, or may not be able to, obtain financing to purchase our cars.
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
•the performance of loans and leases in their portfolio, which could be materially affected by delinquencies or defaults;
•higher than expected car return rates and the residual value performance of cars they lease; and
•fluctuations in interest rates and currency exchange rates.

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through asset-backed financing programs. At December 31, 2020, an amount of $934 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Item 5.B. Liquidity and Capital Resources”. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our controlled or associated finance companies would become more difficult and expensive and our financial condition may therefore be adversely affected.
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. For example, the U.S. Dollar depreciated significantly against the Euro during the second half of 2020, while the pound sterling remained subject to volatility against the Euro, mainly in the first half of 2020. If the U.S. Dollar or some other currencies were to further depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. No significant adverse movements in foreign exchange rates have occurred in early 2021. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Item 5. “Operating and Financial Review—Trends, Uncertainties and Opportunities”.
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
Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we obtained the European Union’s Authorized Economic Operator (AEO) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. If we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.

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
The market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, a shareholder may be unable to sell their common shares at or above their purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares, include:
•variations in our operating results, or failure to meet the market’s earnings expectations;
•publication of research reports about us, the automotive industry or the luxury industry, or the failure of securities analysts to cover our common shares;
•departures of any members of our management team or additions or departures of other key personnel;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•actions by shareholders;
•changes in market valuations of similar companies;
•changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;
•adverse publicity about the automotive industry or the luxury industry generally, or particularly scandals relating to those industries, specifically;
•litigation and governmental investigations; and
•general market and economic conditions.
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
Exor N.V. (“Exor”) is our largest shareholder, holding approximately 24.05 percent of our outstanding common shares and approximately 35.82 percent of our voting power (as of February 15, 2021). Therefore, Exor has a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 15, 2021, Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.23 percent of our outstanding common shares and approximately 15.23 percent of voting interest in us (as of February 15, 2021). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, he also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.
We may have potential conflicts of interest with Stellantis and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and Fiat Chrysler Automobiles N.V., our former largest shareholder, renamed Stellantis N.V., in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and Stellantis. For example, Mr. John Elkann, our Executive Chairman and interim Chief Executive Officer, is the Chairman and an executive director of Stellantis and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of Stellantis or Exor, our and Stellantis’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 24.05 percent of our outstanding common shares and approximately 35.82 percent of the voting power in us (as of February 15, 2021), while it holds approximately 14.4 percent of the outstanding common shares in Stellantis (based on SEC filings). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the former FCA Group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and Stellantis or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 15, 2021, Exor had approximately 24.05 percent of our outstanding common shares and a voting interest in Ferrari of approximately 35.82 percent. As of February 15, 2021, Piero Ferrari held approximately 10.23 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, had approximately 15.23 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares”.
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
Stellantis creditors may seek to hold us liable for certain Stellantis obligations.
One step of our Separation (further described under “Item 4.A. History and Development of the Company”) from FCA included a demerger from FCA of our common shares previously held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we retain any liability for obligations of FCA, now Stellantis, existing at the time of the Separation. Nevertheless, in the event that Stellantis fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “Item 4.A. History and Development of the Company”.
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
Shares of our stock would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder (as defined in “Item 10.E. Taxation-Material U.S. Federal Income Tax Consequences” below) if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations. See “Item 10.E. Taxation-PFIC Considerations” for a further discussion.
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
The tax treatment of the loyalty voting program is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares. See “Item 10.E. Taxation-Loyalty Voting Program” for a further discussion.
We currently benefit or seek to benefit from certain special tax regimes, which may not be available in the future.
Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We are currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with applicable tax regulations in Italy. The amount of the related tax benefits (if any) that the Group may receive from the tax regime remains subject to uncertainty.
We currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses and for the investments on manufacturing equipment, which result in a tax saving. Law no. 178/2021 or “Budget Law 2021”, increased incentives introduced by Law no. 160/2019 relating to tax breaks. The Budget Law 2021 extended for two years the application of the tax credit for research and development, technological innovation, ecological transition and other innovative activities, making eligible investments made up to the tax period ending on December 31, 2022.
In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no.126/2020, which re-opened the voluntary step up of tangible and intangible assets, with the application of a three-percent substitutive tax rate.
These measures continue to mitigate the tax burden in Italy. Significant changes in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges.

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
Ferrari became an independent, publicly traded company following its separation from FCA (renamed Stellantis in January 2021, following the merger of Peugeot S.A. with and into FCA), which was completed on January 3, 2016 (the “Separation”) and occurred through a series of transactions including (i) an intragroup restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange in October 2015 under the ticker symbol RACE, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. On January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We are the only team which has taken part in more than 1,000 Formula 1 races. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 168 authorized dealers operating 188 points of sale as of the end of 2020.
We believe our cars are the epitome of performance, luxury and styling. Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona, a line of modern cars inspired by our iconic cars of the past. Our current product range (including cars presented in 2020, for which shipments will commence in 2021) is comprised of six sports cars (SF90 Stradale, SF90 Spider, Ferrari F8 Tributo, Ferrari F8 Spider, 812 Superfast and 812 GTS), two GT cars (Ferrari Roma and Ferrari Portofino M) as well as two versions of our first Icona car, the Ferrari Monza SP1 and the Ferrari Monza SP2. In 2020 we completed shipments of the GTC4Lusso and the GTC4Lusso T, as well as our most recent special series models, the Ferrari 488 Pista and the Ferrari 488 Pista Spider, which completed their respective lifecycles in 2020. We also produce limited edition hypercars and one-off cars. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. We followed up our record of 5 model launches in 2019 with the unveiling in 2020 of the Ferrari Portofino M and the SF90 Spider, with shipments of both models expected to commence in 2021.
In 2020, we shipped 9,119 cars and recorded net revenues of €3,460 million, EBIT of €716 million, net profit of €609 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,143 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP measures we present, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.
Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC, which represented respectively 52.8 percent, 25.5 percent, 5.0 percent and 16.7 percent of units shipped in 2020. The geographical distribution of shipments in 2020 reflects deliberate allocations driven by the phase-in pace of individual models. Shipments in 2020 decreased as a result of the seven-week production suspension in the first half of 2020 and the temporary closure of certain dealerships caused by the COVID-19 pandemic, with a partial recovery of production and shipments in the second half of the year.
We focus our marketing and promotion efforts in the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the Formula 1 World Championship, which is the pinnacle of motorsport and is one of the most watched annual sports series in the world, with approximately 433 million unique viewers in 2020 and an average total audience for a Grand Prix weekend of 87.4 million. (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.
We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 18 Ferrari-owned stores and 18 franchised stores (including 14 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts.

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
In 2020, the luxury performance car market has been dealt with a new challenge arising from the COVID-19 pandemic. Compared to the 2008-2009 recession, characterized by the collapse of the financial markets and the drop in global demand for luxury vehicles, the 2020 shock presents a sudden collapse on both the demand and supply side, caused by the shutdown of production plants as a necessary measure to contain the spread of the COVID-19 first-wave. These extreme measures, which were enacted worldwide, led to a global decline in sales volumes. Nevertheless, Ferrari and most of its main competitors have launched key new products, demonstrating their resilient commitment to face this period of uncertainty.
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
Growing environmental concerns are leading to the implementation of increasingly stringent emissions regulations and an increase in demand for both hybrid and electric vehicles. Cost and limited charging infrastructure are currently limiting factors in the demand for electric vehicles, but advancements in battery technology in coming years are expected to boost sales of hybrid and electric high performance luxury vehicles, although not necessarily at the same pace compared to mass market vehicles. The ability to combine driving experience with hybrid and electric technology will be key for the commercial success of high performance luxury vehicles.
As shown in the chart below, which presents the change in Ferrari volumes compared to the change in volumes of the luxury performance car industry over the period from 2004 to 2020 (starting from a base case of 100 in 2004), our volumes in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as the higher number of models in our range and our more frequent product launches compared to our competitors.

•Ferrari and Luxury Performance Car Industry data are updated to December 31, 2020.

•Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, McLaren, Mercedes Benz, Polestar, Porsche and Rolls-Royce.

•Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 87 percent of the total Ferrari shipments in 2020). Annual registrations and sales for the top 22 countries (excluding Middle East countries) for Ferrari increased from 3,454 in 2004 to 7,601 in 2020, representing cumulative growth of approximately 120 percent or a compound annual growth rate of 5.1 percent.

•Data for the Luxury Performance Car Industry based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA. Units registered for the Luxury Performance Car Industry increased from 22,903 in 2004 to 30,236 in 2020, representing cumulative growth of approximately 32 percent or a compound annual growth rate of 1.8 percent.
In 2020, Ferrari volumes in the largest 22 markets decreased compared to 2019, primarily due to the production suspension resulting from the COVID-19 pandemic. In 2020, we increased our market share in the luxury performance car market to 25 percent (compared to 23 percent in 2019), with 31 percent of market share in the sports car segment (compared to 25 percent in 2019) and 17 percent of market share in the GT segment (compared to 19 percent in 2019).

The chart below sets forth our market shares in 2020 based on volumes in our largest 22 markets by geographical area.

•Ferrari and Luxury Performance Car Industry data updated to December 31, 2020.
•Data for the Luxury Performance Car Industry include all two door GT and sports cars with power above 500hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Lamborghini, McLaren, Mercedes Benz, Polestar, Porsche and Rolls-Royce.
•Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 87 percent of the total Ferrari shipments in 2020).
•Data for the Luxury Performance Car Industry based on units registered (Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA: US Maker Data Club, Brazil-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.
•Ferrari is the market leader in several countries, including France, Italy, Switzerland, United Kingdom, USA, Australia, Japan and South Korea, among others.
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
Our sports car models are the Ferrari F8 Tributo, the Ferrari F8 Spider, the 812 Superfast, the 812 GTS and our first series production Plug-in Hybrid Electric Vehicle (PHEV) models, the SF90 Stradale and the SF90 Spider. Our principal competitors are Lamborghini, McLaren, Ford, Honda, Porsche, Mercedes, Aston Martin and Audi. Our GT range models encompass the Ferrari Roma and the most-recent Ferrari Portofino M, while our main competitors are Rolls-Royce, Bentley, Aston Martin and Mercedes.
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

Sports and GT Range, Special Series and Icona: Ferrari Line-Up Strategic Pillars
Our product offering as of the date of this report comprises four main strategic pillars: the sports range, the GT range, special series and Icona. Our current product range includes six sports cars, two GT cars as well as our Icona cars, introduced in September 2018 with the Ferrari Monza SP1 and SP2. In 2020 we completed shipments of the GTC4Lusso and the GTC4Lusso T, as well as our most recent special series models, the Ferrari 488 Pista and the Ferrari 488 Pista Spider. We target end clients seeking high performance cars with distinctive design and state-of-the-art technology. Our broad model range is designed to fulfill the strategy of “Different Ferrari for different Ferraristi, different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of new customer segments (in terms of sportiness, comfort, on-board space, design) and that can allow our existing clients to use a Ferrari in every moment of their lives. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V8 and V12), technologies (atmospheric, turbo-charged, hybrid, electric), body styles (such as coupes and spiders), and seats (2 seaters, 2+2 seaters and 4 seaters).
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

The charts below set forth the percentage of our unit shipments (excluding the XX Programme, racing cars, one-off and pre-owned cars) for the years ended December 31, 2020, 2019 and 2018 by pillar:

_____________________
(*) Includes shipments of the LaFerrari and LaFerrari Aperta.
(**) Shipments of Icona cars commenced in 2019, and contributed to less than 1 percent of our shipments for that year.

The table and charts below set forth our unit shipments(1) for the years ended December 31, 2020, 2019 and 2018, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2020	%	2019	%	2018	%
EMEA
Germany	995	10.9%	967	9.5%	803	8.7%
UK	971	10.6%	1,120	11.1%	981	10.6%
Italy	574	6.3%	559	5.5%	479	5.2%
Switzerland	456	5.0%	454	4.5%	380	4.1%
France	463	5.1%	452	4.5%	399	4.3%
Middle East(2)	304	3.3%	309	3.1%	326	3.5%
Other EMEA(3)	1,055	11.6%	1,034	10.1%	859	9.3%
Total EMEA	4,818	52.8%	4,895	48.3%	4,227	45.7%
Americas(4)	2,325	25.5%	2,900	28.6%	3,000	32.4%
Mainland China, Hong Kong and Taiwan	456	5.0%	836	8.3%	695	7.5%
Rest of APAC(5)	1,520	16.7%	1,500	14.8%	1,329	14.4%
Total	9,119	100.0%	10,131	100.0%	9,251	100.0%
__________________________
(1)Excluding the XX Programme, racing cars,, one-off and pre-owned cars.
(2)Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)Other EMEA includes Africa and the other European markets not separately identified.
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Sports Range
Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state-of-the-art vehicle dynamics components and controls. In our sports car class, we offer six models: the SF90 Stradale and SF90 Spider, our first series production cars which feature PHEV technology that combines a V8 engine (780 hp) with three electric motors allowing the car to reach 1,000 hp; the Ferrari F8 Tributo and the Ferrari F8 Spider, equipped with a mid-rear V8 engine (720 hp), 4 time winner of the engine of the year award; the 812 Superfast and the 812 GTS, equipped with a front V12 engine (800 hp).
GT Range

Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and on-board life quality. In our GT class, we offer two models equipped with our V8 engine, the Ferrari Roma (620 hp) and the Ferrari Portofino M (620 hp).

The following picture depicts the four dimensions of our customer value proposition for our sports and GT range models:

Special Series
From time to time, we also design, engineer and produce special series cars which can be limited in time or volume and are usually based on our range sports models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving emotions. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Special series cars whose shipments were completed at the end of 2020 were the Ferrari 488 Pista, powered by a 720 hp V8 engine, and its retractable hard top version, the Ferrari 488 Pista Spider (720 hp).
Icona
In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic cars of our history and reinterprets them in a modern fashion, pairing timeless design with state-of-the-art materials and technology. The first examples of this strictly limited-edition product line-up are the Ferrari Monza SP1 and SP2, which are inspired by the classic collectible barchetta cars, the 750 Monza and 860 Monza.
Limited Edition Hypercars and One-Offs
In line with our tradition of hypercars starting with the GTO (288 GTO) in 1984 up to the Enzo in 2002 and the LaFerrari Aperta, our latest hypercar launched in 2016, we also produce limited edition hypercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future range models, with innovative features and futuristic design.
In order to meet the varying needs of our most loyal and discerning clients, we also produce a very limited number of one-off models. While based on the chassis and equipped with engines of one of the current range models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models emerged from our One-Off program include the SP12 EC (inspired by the 512 BB and created in 2011), the F12 TRS (a radical two-seat roadster created on the platform of the F12berlinetta in 2014), the Ferrari SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40), the 458MM Speciale (the last mid rear model with a V8 natural aspirated engine in 2016), the Ferrari P80/C, a real track car taking inspiration from past Ferrari Sport Prototipo models, and the Ferrari Omologata, based on the 812 Superfast V12 platform.

Personalization Offer
All of our models feature highly customizable interior and exterior options, which are included in our personalization catalog. Some of these options include performance contents like carbon fibre parts, carbon fibre wheels, titanium exhaust systems, alternative brake caliper colors, parking cameras, MagnaRide dual mode suspension, various door panel configurations, steering wheel inserts and state-of-the-art custom high fidelity sound systems. Commencing with the SF90 Stradale and the SF90 Spider, we have also introduced the “Assetto Fiorano” configuration, which provides numerous exclusive features for those who seek radical performance and design.
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
The “One-off” program is the maximum level of personalization and exclusivity. See “—Limited Edition Hypercars and One-Offs” above for more details.

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
For the design of our cars we have relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and Pininfarina. These partnerships helped Ferrari in defining its design language at the forefront of design advance. Throughout the years this area of excellence has been recognized repeatedly by a long series of awards being bestowed upon Ferrari cars.
In 2010 we established the Ferrari Design Centre, our in-house design department, with the objective of improving control over the entire design process and ensuring long-term continuity of the Ferrari style. The mission of the Ferrari Design Centre is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works from Ferrari Design Centre (see “—Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the GT and sports car range special editions, limited editions, Iconas, one-off models, concept cars and some track-only models. Ferrari Design also includes a Color & Trim unit which manages the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the Product Marketing department. Ferrari Design is also involved in the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”). In 2019, we created the Advanced Design team, a laboratory that aims at defining the brand’s design vision, developing new concepts and formal languages through so far unexplored methods and tools, and trying to achieve simplification and formal purity while staying true to the Ferrari DNA which has characterized its history.
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
In September 2018 we opened a new building for the Ferrari Design Centre, which is our first facility fully dedicated to the Ferrari Design. The new building hosts two Ateliers and the Tailor Made department to engage clients with Ferrari’s rich personalization services. The Ferrari Design Centre entirely designed our most recent cars, including the Ferrari Roma, the SF90 Stradale, the Ferrari F8 Tributo and Ferrari F8 Spider, the 812 GTS, the Ferrari Monza SP1 and SP2, the Ferrari Portofino M and the SF90 Spider.
During its 11 year history, the Ferrari Design Centre has received many prestigious design awards for the cars it has designed, including the following in the last 2 years:
•Ferrari Roma: The Most Beautiful Supercar of the Year — Festival Automobile International, Paris (2020); Red Dot Design Award (2020); Car Design Award (2020);
•Ferrari SF90 Stradale: iF Gold Design Award (2020); Red Dot Best of The Best (2020);
•Ferrari F8 Tributo: iF Design Award (2020); Red Dot Design Award (2020);
•Ferrari One Off P80/C: iF Design Award (2020);
•Ferrari Monza SP1: XXVI PREMIO COMPASSO D’ORO
•Ferrari Monza SP2: The Most Beautiful Supercar of the Year — Festival Automobile International, Paris (2019);
•Ferrari 488 Pista: iF Design Award (2019);
•Ferrari SP38: iF Design Award — Ferrari (2019);
•Ferrari Portofino: iF Design Award (2019); UIGA — Auto Europa Sportiva (2019);
•Ferrari Monza SP1: iF Gold Design Award (2019); Red Dot Best of The Best (2019); Good Design Award (2019);
•Ferrari 488 Pista: Red Dot Design Award (2019);
•Ferrari SP38: Red Dot Design Award (2019);
•SF90 Stradale: 2019 Good Design Award (2019).

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
Versatility derives from spaciousness, accessibility and mode of traction, including rear‑wheel‑drive or all‑wheel‑drive and, in future, electric-powered driving. Comfort results from the ease of the riding experience and onboard interface. Regulation will affect development in this area; for example, a prescribed electric range may be required in future to access city centers.
Driving emotions is a key differentiator of Ferrari cars. There are three elements to driving emotions: sound, perceived acceleration and responsiveness of the car. Sound is an important part of the experience and very involving for the driver. Perceived acceleration is the driver’s subjective impression of the car acceleration beyond the actual 0-100 or 0-200 km/h performance measured in the car technical specifications. Responsiveness requires that every driver command (steering, gear shifting and braking) leads to a direct and controllable reaction of the car.
These three dimensions variably interact in our sports and GT cars. As we work on the future product range, we strive to improve on each of those dimensions, focusing for sports cars on performance and driving emotions, and for GT cars on versatility and comfort on board and fun to drive - driving emotions.

Innovation principles
We believe there are five key guidelines to innovation at Ferrari: focus on the three key defining dimensions described above; leveraging on Formula 1 know-how; first mover positioning in core areas such as powertrain and aerodynamics; customization of technologies available on the market (such as the turbo technology); and pursuit of synergies (arising from common architectures within our range). In addition to these internally driven factors, regulation is key in determining the direction of innovation.

Combustion engines
We believe internal combustion engines will remain important in Ferrari’s powertrain mix and therefore we continue to invest in new combustion engine technologies and the development or use of bio-fuels. In 2018 we won the “Engine of the Year” award for the newest edition of our V8 turbocharged engine mounted on the Ferrari 488 Pista.
Going forward, Ferrari will have three engine families: we will maintain and develop the V12 naturally‑aspirated engine family, long the pinnacle of Ferrari engines; we have implemented further technological step ups for the V8 family; and we are developing a completely new V6 family based on a specific and innovative architecture.
The industry effort to combine greater power outputs with lower emissions and consumption often leads to a higher turbo lag. Through a technological breakthrough, Ferrari has engineered a turbo engine with turbo engine performance but with the response of a naturally‑aspirated engine. For example, compared to Ferrari’s previous line of V8 turbo engines, the specific power output of the Ferrari 488 Pista was increased to 184 horsepower per litre without meaningful turbo lag.
In the future, we intend to use hybrid and electric technology, as well as Formula 1 technology, to increase specific power output without turbo lag.
We are deploying considerable resources for the development of hybrid and electric powertrains, which will be mounted on an increasingly larger proportion of our car models; this is intended to improve performance and driving experience while also satisfying customer preferences and regulatory requirements regarding emissions. With the SF90 Stradale we developed the first series production car in our range with PHEV technology, which is also featured in the SF90 Spider.
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

Rear-mid-engine architecture
The rear‑mid‑engine architecture is optimal for sports cars thanks to its compact dimensions, low gravity center and favorable mass repartitions. It is designed to integrate multiple power units with a higher specific power output than the Ferrari 488 Pista. In this architecture, combustion engines can be combined with an electric motor to realize hybridization, including a battery to enable electric range. This architecture also allows to install an E-Axle on the front to increase overall power and to have an all-wheel drive powertrain. The first application of this architecture is the SF90 Stradale. In combination, we have developed a new and highly innovative 8-shift double‑clutch transmission gearbox. Hybridization will impact the weight of engines and therefore we will deploy new lightweight technologies to compensate this impact. Package efficiency will also be key to achieve a compact car that reduces weight and inertia. In order to apply the architecture to different powertrains, the wheelbase may vary. The first example of this new architecture is the SF90 Stradale.
Front-mid-engine architecture
The front‑mid‑engine architecture, also a transaxle powertrain concept, is optimal for our GT cars in terms of dimensions. This architecture is able to accommodate an all‑wheel‑drive powertrain, will allow for hybridization, and will have a flexible wheelbase suited to a variety of engines as well as seat configurations including two‑seaters and four‑seaters. It will be accessible, spacious and comfortable. Key to this architecture will be the new active suspension systems we are developing, with a high range between comfort and sportiness.
New-generation human-machine interface
Particularly driven by growth in the GT segment, Ferrari has developed the next generation of human‑machine interface (HMI) technologies. Using state‑of‑the‑art technologies we will be guided by the Formula 1 derived concept of “eyes on the street, hands on the steering wheel”, for a focused, safe and enjoyable drive. The new HMI includes several new technologies, including a new head‑up display, a new innovative cluster, a new steering wheel that features new commands and a new infotainment system, as well as tools aimed at positively enhancing the passengers’ experience. The first cars using all or part of these technologies are the SF90 Stradale and the Ferrari Roma.
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
Ferrari is carefully monitoring the evolution of autonomous driving technologies, including sensors, new chips and artificial intelligence, and we will select and customize those innovations compatible with the Ferrari experience. These technologies combined with the hybridization and the incoming cybersecurity requirements will also have an important impact on the electronic architecture of our cars and we are presently developing our future electrical and electronic architecture to take into account these requirements.

Production and Procurement
Production Process
Our production facilities are located in Maranello and in Modena, Italy (see “Item 4.D. Property, Plant, and Equipment”). Our production processes include supply chain management, production and distribution logistics of cars in our range models and special series, as well as assembly of prototypes and avanseries.
Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs - over 40,000 product identifier codes sourced from approximately 800 total suppliers - entailing complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in Ubersetto, near Maranello, and its management is outsourced to a third party logistics company.
Most of the manufacturing process takes place in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly, and bench testing; at our second plant in Modena (Carrozzeria Scaglietti) we manufacture the aluminum bodyworks of our cars. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Procurement”).
Between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt and in recent years, we have continued to make significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state-of-the-art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly.
As at December 31, 2020, our production processes employed over 1,550 engineers, technicians and other personnel (approximately 180 white collar employees and approximately 1,370 workers, of which approximately 250 temporary production employees). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts to address special peaks in demand. Production could be increased even further with the introduction of a second shift on car assembly lines in addition to the single shift currently operated on the V8 assembly line. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. We are also committed to continually improving the reliability of our cars, reducing defects, and optimize finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinder heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinder heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, as well as our own shell and sand casting molds. Once all components are ready, engines are assembled on different lines for our V8 engines, V12 engines and for the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine goes to the test benches to ensure it delivers the expected performance; 10-20 percent of engines are also hot tested and measured for power and torque. In 2020 we produced an average of approximately 113 engines per day, including approximately 12 V12 engines and 42 V8 engines (including 4 V8 turbo for Maserati), as well as 59 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. The main components of body-shells are not manufactured internally but are sourced from manufacturers for chassis, bodies and carbon fiber parts. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 aluminum bodies. We carefully check the alignment of the various parts - most importantly the engine cover and the wings - with electronic templates and gauges. Our highly trained specialists also perform surface controls on the aluminum panels and eliminate any imperfections by either filing or panel beating. In our Scaglietti plant we also have a dedicated line for the assembly of a special carbon fiber body for the Ferrari Monza SP1 and SP2.
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
Assembly Line and Final Checks
The final assembly of our cars takes place in Maranello. We have three different lines placed at ground level and the first floor of the building. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a specific sub-line. In 2018, the line on the first floor moved from one shift to two shifts. On the first floor there is also the assembly line of the Ferrari Monza SP1 and SP2.
Personalization and Road Tests
During the assembly process of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports and GT, Special Series and Icona: Ferrari Line up Strategic Pillars—Personalization Offer ”). After the assembly phase, every car completes a 40-kilometer road test-drive.
Finishing and Cleaning
After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, perform a comprehensive review of the whole car, and polish and finish the bodies to give them their final appearance.
Manufacturing of Engines for Maserati
We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte and Levante (turbo engines), and the GranTurismo and the GranCabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production Process”). In 2020, we sold approximately 800 V8 turbo engines to Maserati.
In 2011 we began producing a family of engines exclusively for Maserati, in much larger production volumes to be installed on the Quattroporte and Ghibli (mainly the F160 3.0-liter V6 Turbo engines), and in 2016 we started the production of F161 engines to be installed on the Levante, Maserati’s SUV. We have extended the term of our supply agreement with Maserati for the production of V6 and V8 engines until 2023. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur from our suppliers if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2020, we sold approximately 10,900 V6 engines to Maserati in five different versions, ranging from 330 hp to 450 hp.
In order to meet the V6 volume and specifications requirements, in 2012 we built a dedicated assembly facility in Maranello with a much higher level of industrialization compared to production of our V12 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of F160 V6 and F161 V6 engines also differs from the strategy applicable to the production of Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Procurement”) and in 2020 we started sourcing all casting and machining of the cylinder heads externally, while the V6 assembly line and testing continued to be managed by us in Maranello.
Procurement
We source a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. We recognize the contribution of our suppliers to our success in pursuing excellence in terms of luxury and performance, therefore we carefully select suppliers that are able to meet our high standards.
For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners”. We currently rely on selected key strategic innovation partners, including for the supply of transmissions and brakes. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.
For the year ended December 31, 2020, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.

Sales and After-Sales
Our commercial team, which includes approximately 330 employees at December 31, 2020, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC.
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2020, our network comprised 168 dealers operating 188 points of sale.
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
In 2020 and through the date of this report, our dealers network has faced new and unforeseen challenges resulting from the COVID-19 pandemic. Deliveries to our distribution network were temporarily suspended in late March 2020 due to restrictions on dealer activities or the inability of customers to collect their cars, and deliveries gradually recommenced during the month of May 2020. However, we have been able to manage resiliently those unpredictable circumstances. In particular, we supported our dealers network and promoted our “Back on Track” program, which allowed them to welcome again our clients in their showrooms safely.
Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. We train and monitor dealers intensively. During 2020 our training strategy was promptly adapted by introducing and boosting virtual-training solutions to cope with travel restrictions while continuing to foster expertise in the network at the highest level.

We collect and observe data relating to dealer profitability and financial health in order to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our regional representatives visit dealerships regularly to monitor and measure performance and compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances, including failure to meet performance or financial standards, or failure to comply with our guidelines. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.
We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we offer direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).
The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 188 points of sale at December 31, 2020:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.5 percent of our shipments, and our 15 largest dealers representing approximately 24 percent of our shipments in 2020.
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
Financial Services
We offer retail client financing for the purchase of our cars and dealer financing through the operations of Ferrari Financial Services (“FFS”). We offer retail client financing:
•directly in the United States through our fully owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”);
•through our associate Ferrari Financial Services GmbH in certain markets in EMEA (primarily the UK, Germany and Switzerland); and
•through various partnerships in other European countries and other major international markets, such as Japan.
FFS Inc has also remaining dealer financing services in the United States.
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

At December 31, 2020, the consolidated financial services portfolio was €940 million and originated in the United States.
Client Relations
Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.
Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Formula 1 Activities”). We also engage in other brand-promotional activities, including our participation in certain public events. In light of the COVID-19 pandemic, in 2020 our brand-promotional activities were carried out mainly through digital platforms such as eSports, and our official social media channels.
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2020, approximately 65 percent of our new cars were sold to Ferrari owners.
By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari - from first contact, through purchasing decision process, to waiting-time management and ownership.
The MyFerrari App is available exclusively for Ferrari clients to enhance their connection to the Ferrari world through the direct distribution of tailored content, including the digital editions of our 2020 model launches. With large client gatherings restricted in 2020, clients were able to stay informed on Ferrari’s latest product offerings via the app where the fully digital launches of the Ferrari Portofino M, the SF90 Spider and the 488 GT Modificata track car were displayed. This new channel enables clients to directly access features and services, strengthening their relationship with the brand and their preferred official Ferrari dealer.
Client events
With client gatherings highly restricted in 2020, we held the presentation of our latest product offerings using digital formats.
In September 2020, the event to launch the Ferrari Portofino M, “A New Journey Begins”, took clients on a virtual journey of rediscovery. The Ferrari Portofino M was the first Ferrari to be presented after the temporary closure caused by the COVID-19 pandemic and the event took place entirely online. The global digital launch aimed to rediscover the Ferrari Portofino with a new “M” version, in which “M” stands for “modified”, and to rediscover the world we live in with new perspective.
In November 2020, the SF90 Spider launch “Beyond Imagination” was an immersive look into the extreme performance, technology and innovations behind the SF90 Spider, which features an open top to further enhance driving emotions.
Also in November 2020, the 488 GT Modificata was launched through an exclusive digital presentation to clients of our Attività Sportive GT racing activities. The 488 GT Modificata is a limited edition car that incorporates the technology developed for the 488 GT3 and 488 GTE, transcending the limits imposed by technical and sporting regulations to exploit its full potential.
Following the digital launches of our new product offerings, clients were engaged locally by their preferred Ferrari dealers for conducting car configurations, static previews of the model, and eventually dynamic test drives when the dealer demonstrations became available. Ferrari also added new services in 2020, allowing clients to participate in remote Atelier and Tailor Made sessions directly with our team of designers in Maranello. In addition, clients can send their creations in the configurator tool of the MyFerrari app directly to their official dealers.

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
In addition to on-track racing, we organize various on-the-road driving events, both under proprietary formats (Ferrari Cavalcade, including the Cavalcade Classiche) and with our own branded presence within established driving events. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars take part in their own dedicated competition before the start of the main racing As a result of the COVID-19 pandemic, all driving events managed directly by Ferrari, such as the Ferrari Cavalcade and the Cavalcade Classiche were postponed to 2021, while those managed by third-party event organizers, such as the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio proceeded in accordance with local government health and safety regulations.
Another exclusive driving experience led by experts of the Ferrari Classiche Academy, and aimed at classic car enthusiasts and clients interested in learning more about Ferrari’s Classiche certification program and the storied archives at our Officine Classiche restoration department. The initiative also offers the opportunity to experience on-track driving of these celebrated models on our own Fiorano race circuit.
Attività Sportive GT
The Attività Sportive GT department oversees the activities of the Competizioni GT and Corse Clienti departments, whose main purpose is to organize or support client activities on the track, whether they are individuals or teams. The department’s performance remained positive in 2020, despite the difficulties caused by travel restrictions and quarantines in place between countries, which have reduced the number of participants at events and made it more complicated to service or manage the cars involved in the main GT championships.
In 2020, the Competizioni GT department supported the teams and cars that took part in the major national and international championships. The 488 GTEs continued to demonstrate their competitiveness in the FIA World Endurance Championship, as reflected in their second place finish in the 24 Hours of Le Mans 24 and their victories in the FIA Endurance Trophy and in the European Le Mans Series. The 488 GT3 was either joined or replaced by the 488 GT3 Evo 2020, which immediately followed in the winning footsteps of its predecessor. The success in the GT World Challenge Europe Endurance Cup, the most important championship for GT3 cars, the return to winning in the IMSA series, the triumph in the GTD class of the Petit Le Mans and the other victories obtained all over the world, have increased the number of wins for the Prancing Horse’s GT3’s to 354 (55.8% of the races in which the car took part), starting from the debut race on March 17, 2016 and the number of titles to 91, since 2016, thanks to the contribution of professional and gentlemen drivers. The Club Competizioni GT continued to grow in 2020, offering clients the chance to bring some of the most beautiful Ferraris from the last 30 years back on track. In response to the requests received from some participants and to make the initiatives for 2021 even more interesting, the 488 GT Modificata, a limited series car dedicated to sports clients, which can be used at the Club Competizioni GT events, was unveiled in November 2020.
In 2020, all activities organized on the track by Corse Clienti were carried out in full compliance with the Company’s “Back on Track” protocol, which was extended to all areas and all circuits, reinforcing existing measures set by local and national authorities. With the exception of the events held prior to March 2020, all events were held behind closed doors and the number of staff involved was kept to a minimum. This year’s Ferrari Challenge saw the 488 Challenge Evo make its debut on the track (with the exception of the UK championship, which will feature the car starting in 2021). The car was received with enthusiasm and interest by drivers. The three international series (Europe, North America and Asia Pacific) and the national series (UK) had schedules that included stops on some of the most spectacular circuits in the world. However, due to logistical difficulties caused by the COVID-19 pandemic, the Asia Pacific series was forced to halt its 2020 schedule after its inaugural round in Bahrain. Due to a resurgence of the virus, the decision was taken to postpone the Finali Mondiali, the event that concludes the Attività Sportive GT season, until March 2021. After the events held at the start of 2020, the resumption of activities in July 2020 transformed the calendar of XX Programmes and F1 Clienti into an interesting progression of Ferrari Racing Days, where cars and single-seaters took turns on the track with Ferrari Challenge cars. Once again in 2020, the most exclusive cars in Ferrari’s programs and some of the most successful single-seaters in the Prancing Horse’s history took to the track on legendary circuits, assisted by the Corse Clienti team, as well as exceptional tutors which included professional racing drivers Marc Gené and Olivier Beretta.
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

Formula 1 Activities
Participation in the Formula 1 World Championship with Scuderia Ferrari is a core element of our marketing effort and promotional activities, as well as an important source of technological innovation for the engineering, development and production of our sports, GT, special series and Icona cars. The Formula 1 World Championship is the pinnacle of motorsports with 433 million unique viewers and a total cumulative global television audience of 1.5 billion in 2020. (Source: Formula 1 Press Office)
Once again in 2020, Formula 1’s social media platforms grew significantly, with the total number of followers up 36 percent to 35 million, video views increased by 47 percent to 4.9 billion. In 2020, Formula 1’s social media channels were the second fastest growing major sports league in the world across the four major social platforms and registered the fastest growth in engagement compared to other major sports. (Source: Formula 1 Press Office)
Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, longstanding non-European venues such as Australia, Brazil, Canada, Japan, Mexico and the United States have recently been joined by racing venues in China, Bahrain, United Arab Emirates, Singapore, Russia and Azerbaijan. This provides participants in the Formula 1 World Championship exceptional visibility on the world stage. As a result of the changes in the calendar caused by the COVID-19 pandemic, a number of historical and new venues hosted events in 2020.
Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 238 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher and Kimi Raikkonen. Our drivers’ line-up in 2020 comprised four-time World Champion Sebastian Vettel, who joined Ferrari at the beginning of 2015, and Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 race team.
2020 was one of the most difficult seasons in the recent history of Scuderia Ferrari, both for the sporting results and for the events that characterized the year. The COVID-19 pandemic had a significant impact on the 2020 season and is expected to continue to impact the 2021 season. After a series of postponements, cancellations and changes to the race schedule and race formats, the Formula 1 World Championship included 17 races in 2020, five fewer than the 22 originally planned. Additionally, due to the adverse financial effects experienced in 2020 as a result of the COVID-19 pandemic, the Fédération Internationale de l’Automobile (“FIA”) and Formula One World Championship Ltd. (“Formula One”) established, with the unanimous support of the teams participating in the Formula 1 World Championship, a series of regulatory changes aimed at significantly reducing the operating costs for the 2021 season. In particular, the introduction of the new sporting and technical regulations originally planned for 2021 has been postponed to 2022, although significant restrictions on the frequency of developments to both the chassis and the power unit have been introduced for the 2021 season. Moreover, the budget cap introduced under the financial regulations in effect starting in 2021, which limits the amount of certain types of costs that may be incurred by the F1 teams, has been further reduced from a cap of $175 million per year originally envisioned to a cap of $147 million for the 2021 season (assuming 23 grand prix races in 2021). Furthermore, the budget cap will be reduced to $142 million and €137 million for the 2022 and 2023 seasons, respectively (assuming 23 grand prix races in both years).
In terms of results, the season ended with sixth place for the Scuderia Ferrari in the Constructors’ Championship, with 131 points and three podiums, and with eighth and thirteenth place finishes in the Drivers’ Championship, respectively, for Charles Leclerc and Sebastian Vettel. Furthermore, it was decided that Sebastian Vettel will be replaced by Carlos Sainz from 2021.
On August 18, 2020, it was announced that Ferrari signed the two agreements that will govern the Scuderia Ferrari’s continuing participation in the FIA Formula 1 World Championship over the five year period from 2021 to 2025.
The first agreement, which was signed between Ferrari, the FIA and Formula One World Championship Ltd. (“Formula One”), defines the regulatory and governance aspects of the Formula 1 World Championship. The second agreement, which was signed between Ferrari and Formula One, defines the commercial aspects (the so-called “New Concorde Agreement”). The New Concorde Agreement recognized again the historical role of Ferrari, the only team that has participated in all Formula 1 World Championship editions since its inception. In exchange for their participation in Formula 1 races, the participating teams receive a share of a prize fund based on the profits earned from Formula 1-related commercial activities managed by Formula 1, including in particular, promoters’ fees, television broadcasting royalties, partnership agreements and other sources. Shares in the prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to offset a portion of the costs associated with Scuderia Ferrari, including the costs of designing and producing the race cars each year and the costs associated with managing a racing team, including the salaries of the drivers, who are typically among the most highly paid athletes in the world. As mentioned above, the introduction of the new set of sporting and technical regulations approved by the Formula 1 World Council on October 31, 2019, has been postponed to 2022, while the new financial regulations have come into force as of January 1, 2021. Please see “Item 3.D. Risk Factors—Our revenues from Formula 1 activities may decline and our related expenses may grow”.
    Improvements in technology and, from time to time, changes in regulations typically require the design and production of a new racing car every year. Therefore, in addition to our long-term research and development efforts, we begin designing our cars each year in the Spring, in anticipation of the start of the racing season the following March. While the chassis we build each year are designed to be used throughout the racing season, the majority of other components fitted on our cars are adjusted from race to race depending on the characteristics of the circuits.
During 2020 it was agreed by the FIA and the teams to carry over the same chassis in 2021, with a very limited number of changes allowed, in order to reduce the overall cost to participating teams.
To maximize the performance, efficiency and safety of our Formula 1 cars, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our road cars and their engines. We often transfer technologies initially developed for racing to our road cars. Examples include steering wheel paddles for gear-shifting, the use and development of composite materials, which make cars lighter and faster, and technology related to hybrid propulsion.
    Our road cars (especially our sports car models) have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focus on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery systems, or ERS, technology. Current advanced ERS features two electric motor/generator units in every car, which allow the car to recover, store and deploy energy generated both by the vehicle during braking and by the exhaust gases through a turbocharger.
The great visibility, both on traditional media and on digital platforms, that Scuderia Ferrari obtains thanks to its participation in the FIA Formula 1 World Championship guarantees the continuity of significant sponsorships. Philip Morris International has been a partner of Scuderia Ferrari for over 40 years and, since 1996, has also been its Title Partner. Shell, official sponsor and Technical Partner of Scuderia Ferrari from 1996, is the other leading sponsor of the Scuderia Ferrari team. Other official partners, sponsors or suppliers include Hublot, Kaspersky, OMR, Ray Ban and UPS, among others. The visibility and placement of partner logos on the car and team uniforms reflect their respective level of sponsorship.
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
The Mugello Circuit
The Mugello Circuit, which is located in Scarperia, near Florence, was acquired in 1988. Ferrari has renovated its 5.2 km race track as well as its buildings and testing and racing facilities, making it one of the world’s finest circuits of its type, with FIA Grade 1 and FIM Grade A certifications, the highest levels of homologation for a race track.
Ferrari promotes the Mugello Circuit to event organizers and host motorsport events, including the MotoGP World Championship since 1992. In 2020, despite the lockdown caused by the COVID-19 pandemic, the circuit hosted 160 days of track activities and 12 race weekends. The most important was the 2020 Formula 1 Grand Prix of Tuscany Ferrari 1000, the

first Formula 1 World Championship event organized by Ferrari during the 30 year history of the Mugello circuit and the 1,000th Grand Prix in the history of Scuderia Ferrari.
Moreover, in 2020 Mugello Circuit S.p.A. obtained the ISO 20121 certification, the international standard for the sustainable event management. To date Mugello Circuit is the first circuit in the world to obtain this certification. This standard applies to the activities related to the events hosted and is evidence of the commitment of Mugello Circuit to implement a responsible and sustainable management system.
The Mugello circuit is the only racetrack to have received the “Best Grand Prix” award on five occasions, the highest honor given to MotoGP promoters.

Brand Diversification Strategy
Ferrari is one of the world’s leading luxury brands. We engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed stores, licensed theme parks and the development of a line of apparel and accessories sold exclusively in our monobrand stores and on our website www.store.ferrari.com.
    In November 2019, management presented the principles of its brand diversification strategy, recognizing Ferrari as a unique brand with a dual identity: exclusive, but also inclusive, in relation to our F1 fan communities . To ensure long term profitable growth, Ferrari intends to focus its offering on product categories that enhance the vibrancy and vitality of the brand through the following pillars:
•“Brand Extension” pillar, a refined collection of products that will embody Ferrari’s DNA;
•“Entertainment” pillar, to reach out to a wider and younger customer base while leveraging Ferrari’s unique racing roots; and
•“Car Adjacencies” pillar, a collection of exclusive luxury products and services to complement the Ferrari experience.
In 2020, due to government restrictions on travel and certain business activities imposed as a result of the COVID-19 pandemic, the number of visitors in our museums, our franchised and directly managed stores, and our licensed theme parks (further described below) was significantly lower than pre-pandemic levels.
Retail
Through our network of stores (franchised or directly managed), we offer a wide range of Scuderia Ferrari branded products, including a line of apparel and accessories exclusively sold in our stores and on our website. All products sold in our stores and on our website are either directly sourced from our selected network of suppliers or manufactured by our licensees.
At December 31, 2020, there were a total of 36 retail Ferrari stores, including those in Maranello, Milan, Rome, Macau, Miami, Los Angeles and Abu Dhabi, of which 18 stores are directly owned and operated by us and 18 are franchised stores (including 14 Ferrari Store Junior).
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
Museums, Licensing, Entertainment and Theme Parks
Ferrari owns and manages two museums, one in Maranello and one in Modena.

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
    In 2020, we enhanced our participation in eSports (i.e., electronic sports) with the launch of the Ferrari eSports series with more than 20,000 participants.
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
    We also own a number of registered trademarks, designs and patents, including approximately 500 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,000 applications/registrations in approximately 140 countries, in most of the main classes for goods and services:
•“Ferrari” (word)
•“Ferrari” logotype:

•the “Prancing Horse” (figurative):
•the trademark (figurative):

•the racing shield (figurative):

•Scuderia Ferrari (word and figurative):
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
    In 2019, the European Union set new 2025 and 2030 emissions targets, calling for respectively a 15 percent and 37.5 percent reduction of the target in 2021. An incentive mechanism for zero and low emission vehicles was also introduced. This new regulation (EU 2019/631) continues to state that it is not appropriate to use the same method to determine the emissions reduction targets for large volume manufacturers as for small volume manufacturers that are considered as independent. Therefore, SVMs have the possibility to continue to apply for alternative emissions reduction and are required to submit the application at the latest by 31 October of the first year in which the derogation shall apply.
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
The European Green Deal, adopted by the European Commission in December 2019, has at its core combating climate change and reaching the objectives of the Paris Agreement and other environmental goals (including addressing air pollution). One of its central elements is the 2050 climate neutrality objective. The European Commission has proposed to enshrine the 2050 climate neutrality objective into EU law. In order to set the EU on a sustainable path to achieve climate neutrality by 2050, the European Commission has also presented a net EU-wide, economy-wide plan to reduce greenhouse gas emissions by at least 55 percent by 2030, compared to 1990 levels.
Building on the existing legislation and the EU’s 2030 climate ambitions, the European Commission will review, by June 2021, the regulation 2019/631.
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
    On September 27, 2019 the EPA and the NHTSA issued the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule Part One: One National Program”. These rules would exert federal preemption authority under the CAFE statute over California’s ability to regulate greenhouse gases and would revoke the current EPA waiver under the Clean Air Act which had authorized California to regulate GHG from motor vehicles. The state of California along with other states and certain NGOs filed challenges to these rules in both US District Court for the District of Columbia and the United States Court of Appeals D.C. Circuit. The litigation is pending and the impact on Ferrari of the rule and the challenges cannot be determined until the conclusion of the litigation.
On March, 31, 2020 the EPA and the NHTSA issued the final SAFE Vehicles Rule (Part Two) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule, the overall stringency of the federal standards is significantly reduced from the levels previously set as the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the standards issued in 2012, which would have required annual increases of approximately 5 percent.
    Under current regulation, for model years 2017-2026, the EPA allows a SVM, defined as an operationally independent manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We therefore petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On July 31, 2019 the EPA published a Notice in the U.S. Federal Register (Federal Register /Vol. 84, No. 147) that in part proposed that Ferrari be permitted an alternative standard substantially in line with the alternative standard that Ferrari proposed to the EPA for model years 2017-2021. The EPA approved Ferrari proposed standards for model years 2017-2020, whereas it requires a small reduction of the model year 2021 standard. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for model years 2017 through 2021.
    In September 2016, we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are not considered a SVM by the NHTSA for model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore since we met the NHTSA definition of a SVM, we have requested an alternative fleet average GHG standards for model year 2020 standard. The NHTSA has confirmed that it will not send a shortfall letter to Ferrari requiring payment of CAFE civil penalties or the application of CAFE credits with regards to model year 2020 until the NHTSA has ruled on Ferrari’s petitions for an alternative standard.
    The state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards. In February 2010, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for model years 2022 through 2025, in parallel with the EPA and the NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. On December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for model years 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). The two agencies indicated that they anticipate issuing a final rule on standards in the near future. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.

    While Europe and the United States lead the implementation of these fuel consumption/CO2 emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage IV targeted a national average fuel consumption of 5.0L/100km by 2020. In September 2017 the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibility for SVMs (defined as a manufacturer with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. Manufactures that exceed the CAFC regulatory ceiling are required to purchase NEV credits.
The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required.
In the future, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, as a result of progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. CARB should develop regulations to implement such executive order. In November 2020, the UK Prime Minister, Transport Secretary and Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. This will put the United Kingdom on course to be the first G7 country to decarbonize cars and vans.
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
    On December 13, 2018, the General Court of the European Union issued a ruling on the action started in mid-2016 by the cities of Madrid, Brussels and Paris on the legality of the Commission introducing in the second RDE Regulation (2016/646) RDE conformity factors (CF) which had the effect of increasing the emission limits. This led to the appeal proceedings during 2019 against the General Court’s judgment that annulled the conformity factors in the RDE legislation. The appeal is currently pending.
    During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles and indicated 2021 as a target timeline. The European Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. More stringent air pollutant emissions standards for combustion engine vehicles are expected to be set by 2021. Depending on the future regulatory developments, the technological solutions required to ensure compliance with Euro 7 standards may affect customers’ expectations on performance, sound and driving experience. The European Commission is also expected to assess and evaluate the current noise emissions limits, with the risk of more stringent “Phase 3” thresholds.
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
Vehicle safety
    Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. In May 2018, the European Commission adopted a proposal for a regulation to make certain vehicle safety measures mandatory. On March 25, 2019, the European Parliament, Council and Commission reached a provisional political agreement on the revised General Safety Regulation. As of 2022, new safety technologies will become mandatory in European vehicles, such as Advanced Emergency Braking, Emergency Lane Keeping systems, crash-test improved safety belts, intelligent speed assistance and warning of driver drowsiness or distraction. In 2017 the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. Starting from 2022, European authorities and United Nation’s Contracting Parties will enforce Regulations on cyber security and over the air updates. Starting from 2024, European authorities and United Nation’s Contracting Parties will enforce amendments for the existing Regulation on pedestrian protection, modifying the current test procedures and enhancing the measurement methods on extended vehicle areas such as the windscreen. In 2020 the European Commission issued its new digital strategy policies, which represent a priority in its regulatory agenda. Although no regulations have been proposed in this regard, the European Commission has showed a determination to strengthen Europe’s digital sovereignty and role as a standard setter, with a clear focus on data, technology, and infrastructure.
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
    On May 4, 2016, the NHTSA published a Consent Order Amendment to the November 3, 2015 Takata Consent Order regarding a defect which may arise in the non-desiccated Takata passenger airbag inflators manufactured using phase stabilized ammonium nitrate and mounted on certain vehicles, including Ferrari cars. As a result of this order and subsequent orders by the NHTSA relating to the non-desiccated Takata passenger airbag inflators, in 2016 Ferrari initiated a global recall campaign to include all Ferrari cars produced in all model years mounting such airbag inflators. The global recall campaign was implemented based on priority groups and the timeline set by the NHTSA. Ferrari recognized provisions of €37 million in 2016 for the estimated costs of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata. At December 31, 2020 the provision amounted to approximately €7 million, reflecting the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.
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
In 2017 Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard. Among the United Nations Contracting Parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which has been enforced starting in 2020.

C. Organizational Structure
Subsidiaries
    The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by Ferrari.
    For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2020.
Subsidiaries at December 31, 2020:

Name	Country	Nature of business	Shares held by the Group	Shares held by non-controlling interests
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America, Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (1)	USA	Financial services	100%	—%
Ferrari Financial Services Titling Trust (1)	USA	Financial services	100%	—%
410, Park Display, Inc. (2)	USA	Retail	100%	—%
___________________________
(1)    Shareholding held by Ferrari Financial Services, Inc.
(2)    Shareholding held by Ferrari North America, Inc.

D. Property, Plant and Equipment
    Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 754 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our road and track cars, as well as of our Formula 1 single-seaters. (See “Item 4.B. Business Overview—Production and Procurement—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.
    Since 2002 we have either rebuilt or renovated most of the buildings in Maranello, including the paint shop building and the production building. In 2015 we completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD.
    In 2018 we completed the new Ferrari Design Centre, a building that covers more than 7 thousand square meters.
    In 2019 we completed the office area and workshop area of the New Technical Center for the development of engines and hybrid systems. The entire building and the engine and hybrid test benches cover an area of approximately 20 thousand square meters and are expected to be completed in 2021. We also purchased land of approximately 16 thousand square meters in line with our expansion plans.
In 2020, we continued on the construction of the new building related to new GT sport activities, which will be completed in 2021. We also purchased land in Maranello of approximately 64 thousand square meters to be used for future developments.
    Adjacent to the plant is our Fiorano track, of approximately 3 thousand meters, built in 1972 and remodeled in 1996. The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.
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
    The total carrying value of our property, plant and equipment at December 31, 2020 was €1,227 million.
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

Overview
    Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. We are the only team which has taken part in more than 1,000 Formula 1 races. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 168 authorized dealers operating 188 points of sale as of the end of 2020.
    We believe our cars are the epitome of performance, luxury and styling. Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona, a line of modern cars inspired by our iconic cars of the past. Our current product range (including cars presented in 2020, for which shipments will commence in 2021) is comprised of six sports cars (SF90 Stradale, SF90 Spider, Ferrari F8 Tributo, Ferrari F8 Spider, 812 Superfast and 812 GTS), two GT cars (Ferrari Roma and Ferrari Portofino M) as well as two versions of our first Icona car, the Ferrari Monza SP1 and the Ferrari Monza SP2. In 2020 we completed shipments of the GTC4Lusso and the GTC4Lusso T, as well as our most recent special series models, the Ferrari 488 Pista and the Ferrari 488 Pista Spider, which completed their respective lifecycles in 2020. We also produce limited edition hypercars and one-off cars. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. We followed up our record of 5 model launches in 2019 with the unveiling in 2020 of the Ferrari Portofino M and the SF90 Spider, with shipments of both models expected to commence in 2021.
In 2020, we shipped 9,119 cars and recorded net revenues of €3,460 million, EBIT of €716 million, net profit of €609 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,143 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP measures we present, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.
Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC, which represented respectively 52.8 percent, 25.5 percent, 5.0 percent and 16.7 percent of units shipped in 2020. The geographical distribution of shipments in 2020 reflects deliberate allocations driven by the phase-in pace of individual models. Shipments in 2020 decreased as a result of the seven-week production suspension in the first half of 2020 and the temporary closure of certain dealerships caused by the COVID-19 pandemic, with a partial recovery of production and shipments in the second half of the year.
We focus our marketing and promotion efforts in the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the Formula 1 World Championship, which is the pinnacle of motorsport and is one of the most watched annual sports series in the world, with approximately 433 million unique viewers in 2020 and an average total audience for a Grand Prix weekend of 87.4 million. (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.
We license the Ferrari brand to a selected number of producers and retailers of luxury and lifestyle goods. In addition, we design, source and sell Ferrari-branded products through a network of 18 Ferrari-owned stores and 18 franchised stores (including 14 Ferrari Store Junior), as well as on our website. As one of the world’s most recognized premium luxury brands, we believe we are well positioned to selectively expand the presence of the Ferrari brand in attractive and growing lifestyle categories consistent with our image, including sportswear, watches, accessories, consumer electronics and theme parks which, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts.
We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the growth of the premium luxury market. We intend to selectively pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

COVID-19 Pandemic Update
The global spread of COVID-19 (“COVID-19”), a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led governments around the world to mandate certain restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The main impacts on Ferrari during 2020 include the following:
•Deliveries to the distribution network were temporarily suspended near the end of March 2020 due to restrictions on dealer activities or the inability of customers to collect their cars, and deliveries gradually recommenced during the month of May 2020. The closure and reopening of Ferrari dealerships worldwide as a result of lockdowns and other restrictions, and the gradual easing of those measures, were implemented to varying degrees from country to country. From May to October 2020, substantially all Ferrari dealerships remained fully operational and order collections resumed. Although new closures have been made necessary towards the end of the fourth quarter of 2020 as a result of the resurgence of the pandemic in certain territories, order collections have continued and the Group remains focused on maintaining a robust order book going forward and on the careful management of our waiting list to reach the optimal combination of exclusivity and client service.
•With the safety and well-being of Ferrari employees in mind, production was suspended from March 14 and gradually restarted from May 4, with full production resuming on May 8 thanks in large part to the successful implementation of our “Back on Track” program, as further described below. Ferrari continued to pay all employees throughout the suspension period and did not accede to any government aid programs. Ferrari experienced limited supply chain constraints in 2020, which were actively managed to mitigate any impacts on our production, and we have consciously increased our inventories of raw materials and components in an effort to mitigate possible supply disruptions.
•The start of the 2020 Formula 1 World Championship was postponed to July 5, when the Austrian Grand Prix was held without spectators on site. The calendar for the season has evolved throughout the year and ultimately consisted of a total of 17 Grand Prix Events, five less than those originally scheduled. Most of the races were held without public attendance, including Paddock Club and paddock guests. These circumstances adversely impacted our financial results due to a reduction of sponsorships and consequent reduced commercial revenues from partners and the holder of Formula 1’s commercial rights (Formula One Management).
•Brand activities were also adversely impacted as a result of the temporary closures of Ferrari stores and museums. Our stores and museums gradually started to reopen in May, with appropriate safety measures in place to protect our staff and customers. To date, in-store traffic remains significantly lower than pre-pandemic levels, while museums only partially reopened in February 2021 following their closure on October 25, 2020 in accordance with local government measures. This has been only partially offset by an increase in online sales of our merchandise.
•Although production and certain other activities (i.e. Formula 1, stores, museums) were temporarily suspended, the Group has been able to continue many other key business activities and functions through remote working arrangements.
•Ferrari continues to take measures to combat the spread of COVID-19 at its facilities, and in line with the laws and regulations enacted in Italy and other countries where the Company operates, Ferrari is continuing to guarantee the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
•There were no significant effects on the valuation of assets or liabilities and no significant increases in allowances for credit losses in 2020. Moreover, no material impairment indicators were identified and there were no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.
Ferrari has been gradually recovering from the effects of the COVID-19-related suspension of production and other business activities that occurred primarily in the first half of 2020.
For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Results of Operations” and “—Liquidity and Capital Resources”.
The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of global containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. As further described under “-Risk Factors”, “We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business” Ferrari’s performance is expected to continue to be negatively affected in 2021. A so called “second wave” of the COVID-19 pandemic is being experienced in several European countries, including Italy, as well as in the United States and elsewhere, leading to a return of restrictive measures which may intensify over the coming periods. Significant uncertainty remains, especially in relation to Ferrari’s Formula 1 and brand activities, as well as our supply chain, and the situation is evolving continuously. At this time it is not possible to predict how many Formula 1 races will be held for the 2021 season and the Group expects that brand activities will recover slowly towards pre-pandemic levels.
In addition to the cash generated from our operating activities, in order to prudently manage potential liquidity or refinancing risks in the foreseeable future, throughout the year the Group has increased its available liquidity, which amounted to €2,062 million at December 31, 2020 (compared to €1,248 million at December 31, 2019), primarily as a result of:
•increasing new undrawn committed credit lines to €700 million in April 2020 (€350 million at December 31, 2019);
•the issuance of a €650 million bond in May 2020 and due in 2025.
Additionally, the Group exercised the option for a one-year extension of the unsecured €350 million multi-lender committed revolving credit facility and elected to temporarily suspend its share repurchase program effective from March 30, 2020. Furthermore, we took actions to contain SG&A, R&D and capital expenditures in 2020, while ensuring that all projects that are considered important for the continuing success of Ferrari and its future development are maintained. Ferrari has continued to manage financial risks generated by interest rates or foreign exchange fluctuations throughout the pandemic in line with Ferrari’s hedging policy. Management is continuously monitoring the evolution of COVID-19 as information becomes available as well as the related effects on the results of operations and financial position of the Group.
To protect the health and well-being of its workforce and customers as Ferrari returned to business operations, the Company successfully implemented its “Back on Track” program, which facilitated our return to full production by May 8, 2020. The program was developed in partnership with several virologists and other medical experts to ensure the highest level of safety for Ferrari employees, their families, Ferrari customers and suppliers and the greater community at large. The program included the following measures:
•full implementation of the Italian Government’s ‘Protocol for the regulation of measures to combat and contain the spread of the COVID-19 virus in the workplace’, with additional measures to strengthen and customize the protocol with the support of specialists who have expert knowledge of Ferrari’s work environment;
•voluntary serological testing of Ferrari employees, their family members, and suppliers; this testing takes place at the Fiorano Circuit, in a specially created facility of approximately 1,000m2, by doctors and health workers;
•providing health and psychological assistance service to staff and special support to any employee who tests positive for COVID-19 (including free insurance coverage, accommodation for self-isolation, medical and nursing services and supply of required medical equipment such as medicines, oximeters and, in case of emergency, oxygen);
•the launch of an “Installation Lap” phase, including several days of safety training (primarily for employees involved in the resumption of production from May 4) and the provision of personal protective equipment for employees, as well as the implementation of checks at workstation entrances and rules for sharing common areas.
To date, the costs incurred to implement the Back on Track program have not had a significant impact on our results of operations or financial position.
Ferrari continues to systematically implement actions aimed at containing the spread of the virus among Ferrari employees, their families and Ferrari suppliers. In addition to the COVID-19 screening activities offered by Ferrari on a voluntary basis to its employees, their cohabiting family members and on-site employees of suppliers, a flu vaccination campaign has been added, which, again on a voluntary basis, will be extended not only to its employees but also to their family members and employees of suppliers who frequent our manufacturing facilities.
In addition, since November 2020 Ferrari has replaced the screening previously carried out with serological tests by introducing rapid swabs testing. This initiative is available to employees, their family members and resident suppliers on a voluntary basis, and aims to increase the effectiveness of the Group’s actions against the COVID-19 emergency.
In response to the healthcare crisis caused by the COVID-19 pandemic and to support the communities in which Ferrari operates, Ferrari produced respirator valves and fittings for protective masks, and also agreed to fund various initiatives in the region to help those in need during the COVID-19 emergency, with the first activities concentrating on Ferrari’s local communities in the province of Modena. Aid to the different towns was coordinated directly with the local authorities and included the following, among others:
•the purchase and distribution of ventilators, respiratory equipment, medically certified masks and other medical supplies, including from various overseas suppliers;
•the purchase of COVID-19 test kits and equipment for the Policlinico di Modena and the hospitals of Baggiovara and Sassuolo;
•the donation of emergency medical service vehicles for the local health service;
•the purchase of computer equipment for schools, including notebooks, tablets and portable modems. All of the IT equipment will remain with the schools;
•the purchase and distribution of food in Maranello.
These initiatives were partially funded thanks to the Chairman, the former CEO and Board of Directors pledging their full cash compensation from April to the end of the year, with the remaining members of the Senior Management Team donating 25 percent of their salaries for the same period, raising approximately €2 million.
Ferrari also launched a collaborative fundraising initiative together with its Cavalcade clients to support the medical staff and health system of Ferrari’s surrounding communities, with Ferrari matching every donation made.
Additionally, Ferrari has implemented a series of initiatives that seek to guarantee adequate support and care to its employees and their families, as well as local communities, including: the Company’s Formula Estate summer camp, which was offered to the children of Ferrari employees and was carried out in collaboration with local authorities; a program dedicated to the recovery of school education called “Back to School”, created by the Agnelli Foundation together with Ferrari and the non-profit organization Save The Children for the benefit of children in situations of fragility in the municipality of Maranello and surrounding area; the resumption of the Formula Benessere medical-sports prevention program carried out with check-ups and specialist visits available for all employees performed in full compliance with safety protocols; and the resumption of the company concierge service open to all employees for the handling of personal files and errands, useful to relieve the burden of having to manage various duties at public offices, which are now even more complex due to pandemic safety procedures.

Trends, Uncertainties and Opportunities
Shipments — Our net revenues and results of operations depend on, among other things, the achievement of shipment targets established in our budgets and business plans, which we define in line with our low volume strategy and growth objectives. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate in order to respond appropriately to relative levels of demand, based on our order books, while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted the sense of exclusivity of our products and, accordingly, we monitor and manage waiting lists to maintain this exclusivity while ensuring that we do not jeopardize client satisfaction.
    In order to maintain our brand’s reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand in emerging markets and demographic changes as the size and spending capacity of our target clients has grown. Our strategic business plan reflects a continuation of this strategy and a broadening of our product portfolio to target a potentially larger customer base, while preserving and enhancing the exclusivity and value of our brand.
We increased shipments from 9,251 in 2018 to 10,131 in 2019, while the decrease to 9,119 units in 2020 was driven by the effects of the COVID-19 pandemic, including the seven-week production suspension in the first half of 2020 and the temporary closure of certain dealerships caused by the COVID-19 pandemic, with a partial recovery of production and shipments in the second half of the year. The geographic allocation of our shipments in 2020 was mainly driven by the phase-in/phase-out pace of individual models.
The following table sets forth our shipments(1) by geographic location:

	For the years ended December 31,
	2020	%	2019	%	2018	%
EMEA
Germany	995	10.9%	967	9.5%	803	8.7%
UK	971	10.6%	1,120	11.1%	981	10.6%
Italy	574	6.3%	559	5.5%	479	5.2%
France	463	5.1%	452	4.5%	399	4.3%
Switzerland	456	5.0%	454	4.5%	380	4.1%
Middle East(2)	304	3.3%	309	3.1%	326	3.5%
Other EMEA(3)	1,055	11.6%	1,034	10.1%	859	9.3%
Total EMEA	4,818	52.8%	4,895	48.3%	4,227	45.7%
Americas(4)	2,325	25.5%	2,900	28.6%	3,000	32.4%
Mainland China, Hong Kong and Taiwan	456	5.0%	836	8.3%	695	7.5%
Rest of APAC(5)	1,520	16.7%	1,500	14.8%	1,329	14.4%
Total	9,119	100.0%	10,131	100.0%	9,251	100.0%
______________________________
(1)Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)Other EMEA includes Africa and the other European markets not separately identified.
(4)Americas includes the Unites States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

    We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. In response, we have expanded our distribution capabilities and sought to rebalance the geographic distribution of shipments from several traditional markets, particularly in Europe, to growing markets such as China and other regions in Asia. Furthermore, the profitability of our cars may vary from market to market. Given that our shipment strategy is flexible, we are able to adjust shipment allocations across markets to respond to changes in our key markets. We expect that further growth in shipments will result from our deliberate targeting of new customer groups and modes of use through the expansion of our product range. For example, the decrease in shipments in the Americas and the growth in Mainland China, Hong Kong and Taiwan in 2019 compared to 2018 reflect a deliberate geographical rebalancing driven by the pace of product phase-ins, waiting lists and other specific market conditions, while the geographical allocation of our shipments in 2020 was driven by the phase-in pace of individual models.
Research, Development and Product Lifecycle — We engage in research and development activities aimed at improving the design, performance, advanced technology, safety, efficiency and reliability of our cars. The first stage of product development is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for the development of our cars and engines, as well as their related components and systems, are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: (i) development costs can be measured reliably and (ii) the technical feasibility of the product, estimated volumes and expected pricing support the view that the development expenditure will generate future economic benefits. All other research and development costs are expensed as incurred. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.
    The level of our capitalized development costs is primarily affected by the timing of updates and renewals to our product range and, more recently, by our intention to integrate newly-introduced powertrain technologies (including hybrid and electric) more broadly into our product portfolio. We continually launch new cars with enhanced technological innovations and design improvements. Our ambition is to launch 15 new models between 2019-2022 with the objective of maintaining our product portfolio’s leading position and to respond quickly to market demand and technological breakthroughs. A clear example of this are the SF90 Stradale and the SF90 Spider, our family of hybrid series-production cars. Our range models typically have a lifecycle of four to five years, while our special series, Icona and limited edition cars typically have shorter lifecycles. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electric, electronic and mechanical components. The new and advanced technological content integrated into our new models is in part driven by the output from the research and development efforts over components. Our continued focus on component development has the objective of improving performance and reducing the costs to develop new models. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related assets or components, which is generally between four and eight years.
As a result of our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid and other advanced technologies, our overall research and development expenditure increased during the period from 2018 to 2020. Notwithstanding actions taken to contain costs as a result of the COVID-19 pandemic in other areas, we continued to invest in research and development projects that are considered important for the continuing success of Ferrari and its future development.
    We also incur research and development expenses in connection with Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing cars, we seek to transfer these components and technologies, where appropriate, to models in our current and future product range. Technological developments and changes in the regulations of the Formula 1 World Championship generally lead us to design, develop and construct a new racing car to be used for one year only and the costs incurred for the design, development and construction of a new racing car are generally expensed as incurred and classified as research and development costs in the income statement, unless the technology will be used for more than one year and the costs meet the capitalization criteria in IAS 38. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, changes in racing regulations and the need to respond to our car’s performance relative to other racing teams.
Under new financial regulations applicable to the 2021 Formula 1 season, a budget cap has been introduced to limit the amount of certain types of costs (primarily relating to the development and manufacturing of the racing car chassis) that may be incurred by the teams participation in the Formula 1 World Championship to $147 million (assuming 23 grand prix races in 2021). This amount has been reduced, primarily in consideration of the negative effects of the COVID-19 pandemic on the 2020 Formula 1 season, from an original cap amount for 2021 of $175 million. Furthermore, the budget cap will be reduced to $142 million and €137 million for the 2022 and 2023 seasons, respectively (assuming 23 grand prix races in both years).
     Research and development costs in 2020 are recognized net of technology-related government incentives.
    The following table summarizes our research and development for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018
Capitalized development costs (1)	320	330	318
Research and development costs expensed (A)	527	559	528
Total research and development	847	889	846

Amortization of capitalized development costs (B)	180	140	115

Research and development costs as recognized in the consolidated income statement (A+B)	707	699	643
__________________________
(1) Capitalized to development costs within intangible assets during the year.
    Car Profitability — The relative profitability of the cars we sell tends to vary depending on a number of factors, including exclusivity of the offering, technological advancement and content of the car, engine size and performance, level of personalization and the geographic market in which it is sold. For example, the Ferrari Monza SP1 and SP2 (our first Icona models, for which shipments commenced in 2019) and the LaFerrari Aperta (our latest limited edition hypercar which concluded shipments in 2018) have sales prices that are much higher than other models in the Ferrari product range in light of their exclusivity, as well as the advanced technology and design that accompanies these models. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models and special series cars, and therefore they benefit our results in the periods in which they are sold. We plan to launch our Icona models more frequently compared to our limited edition cars, and we expect this to reduce the volatility in financial performance that we have historically experienced due to the cadence of our limited edition cars.
    We seek to increase the average price point of our range models and special series over time by continually improving performance, technology and other features, as well as by leveraging the scarcity value resulting from our low volume strategy. In particular, in recent years we have increased the price of selected models in certain markets and introduced new models with higher average selling prices compared to the corresponding predecessor models.
    Furthermore, the interior and exterior content of the cars we sell can be customized through our personalization offerings, which can be further enhanced through additional bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate margin on each additional option selected by our clients. Additionally, as we integrate hybrid technology more broadly into our car portfolio, we expect our average price point to increase reflecting the more advanced technological content of the new hybrid models.
    Cost of Sales — Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts, including engines sold to Maserati and engines rented to other Formula 1 racing teams. The cost of materials, components and labor are the most significant elements of our cost of sales, while the remaining costs primarily include depreciation, insurance and transportation costs. Cost of sales also includes warranty and product liability-related costs, which are estimated and recorded at the time our cars are shipped. Interest expenses and other financial charges that are directly attributable to our financial services activities, including provisions for risks and write-downs of financial assets, are also reported in cost of sales.

    We purchase a variety of components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as casting and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs for utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell along with shifts in car mix. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however we expect to price our cars appropriately to recover these costs. Limited edition hypercars and one-off cars, as well as our Icona cars, also tend to have higher costs per unit but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected, to a lesser extent, by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.
    In recent years we have made efforts to achieve technical and commercial efficiencies. In particular, technical efficiencies focus on efforts to produce components using innovative and cost-effective materials, without compromising the performance of the components. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with innovative technical solutions that they have developed. Commercial efficiencies have been achieved through negotiating discounts and entering into long-term contracts with suppliers, who commit upfront to pass on to us a portion of the efficiencies they achieve in performing our supply contracts. Furthermore, efforts are made to award new business to existing suppliers, where appropriate, in order to negotiate favorable pricing. As cost of sales also includes depreciation of plant and equipment, cost of sales is affected by the number and timing of product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of certain car models.
As further described in the “Results of Operations” section below, due to the effects of the temporary suspension of production and shipments, as well as the changes to the calendar and format of the 2020 Formula 1 World Championship, which were caused by the COVID-19 pandemic, costs as a percentage of net revenues increased in 2020 compared to 2019. Furthermore, a portion of our costs are fixed in nature and we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs, therefore management actions to reduce costs only partially compensated the decrease in net revenues.
    Effects of Foreign Currency Exchange Rates — We are affected by fluctuations in foreign currency exchange rates through (i) the translation into Euro upon consolidation of foreign currency financial statements of our subsidiaries with functional currencies other than Euro, which we refer to as the translation impact, and (ii) transactions by entities of the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.
    Translation impacts arise in the preparation of the consolidated financial statements; in particular, we present our consolidated financial statements in Euro, while the functional currency of each of our subsidiaries depends on the primary economic environment of that entity. In preparing the consolidated financial statements, we translate into Euro the assets and liabilities of foreign subsidiaries expressed in local functional currency other than Euro using the foreign currency exchange rates prevailing at the balance sheet date, while we translate income and expenses using the average foreign currency exchange rates for the period presented. Accordingly, fluctuations in the foreign currency exchange rates of the functional currencies of our subsidiaries against the Euro impacts our results of operations.
    Transaction impacts arise when our entities conduct transactions in currencies other than their own functional currency. Therefore, we are also exposed to foreign currency risks in connection with scheduled receipts and payments in multiple currencies. Our costs are primarily denominated in Euro, while the majority of our revenues are generated in currencies other than the Euro, such as in U.S. Dollars, Pound Sterling, Japanese Yen, Swiss Franc, Chinese Yuan as well as other currencies.
In general, an appreciation of the U.S. Dollar, and the other currencies in which we operate, against the Euro would positively impact our net revenues and results of operations.
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

    Regulation — We ship our cars throughout the world and are therefore subject to a variety of laws and regulations, including tariffs. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities. As we are currently a small volume manufacturer in certain jurisdictions, we benefit from certain regulatory exemptions, including less stringent emissions caps. Developing, engineering and producing cars which meet continuously evolving regulatory requirements, and can therefore be sold in the relevant markets, requires a significant effort and expenditure of resources. See “Item 4.B. Business Overview—Regulatory Matters” for additional information.
    Equity Incentive Plan — The Group has several equity incentive plans under which our Chairman, members of the Senior Management Team (“SMT”), including the Chief Executive Officer, and other key employees of the Group have been awarded a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common. The awards vest based on the achievement of certain performance or service conditions.
    For the years ended December 31, 2020, 2019 and 2018, the Company recognized €17 million, €17 million and €22 million, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards. At December 31, 2020, unrecognized compensation expense amounted to €13 million and will be recognized over the remaining vesting periods through 2022.
    For additional information see “Item 6.B Compensation” and Note 21 “Share-Based Compensation” to the Consolidated Financial Statements included elsewhere in this document.
Patent Box Benefit — In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime for the years 2015 to 2019, which provides tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018. The Patent Box tax benefit relating to the years 2015 to 2017, amounting to €141 million, was recognized in 2018, in addition to the Patent Box tax benefit relating to the year 2018. In 2020, the Group began applying the Patent Box tax regime for the years 2020 to 2024, in line with currently applicable tax regulations in Italy. As a result of applying the Patent Box tax regime, our tax expense was significantly reduced in 2018, 2019 and 2020.
    The benefit relating to the years 2015 to 2017 of €141 million, which was recognized in 2018, was excluded in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2018.
    For additional information see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.
    Trademark Step-up — In the fourth quarter of 2020, the Group benefited from the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. The deferred tax asset will be utilized over a 20-year period and the substitute tax will be paid in three equal annual installments starting in 2021. There was no cash effect in 2020.
Management considers this item significant in nature but non-recurring and not reflective of ongoing operational activities, therefore the positive impact of €75 million in the 2020 consolidated income statement has been excluded in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2020.
    Asset-backed financing (Securitizations) — Starting in 2016 we have pursued a strategy of autonomous financing for our financial services activities in the United States, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. At December 31, 2020 and 2019 our funding under securitization programs amounted to €761 million and €788 million, respectively.
    For additional information see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

    Takata Airbag Inflator Recalls — In 2016, an industry wide recall relating to Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”) occurred. Although we are not aware of any confirmed incidents or warranty claims relating to such airbag inflators mounted in our cars or that the airbag inflators were not performing as designed, in 2016 we initiated a global recall campaign to include all of our cars produced in all model years that contained such airbag inflators. The global recall campaign was implemented based on priority groups and the timeline set by the United States National Highway Traffic Safety Administration. See “Item 4.B. Business Overview—Regulatory Matters” for additional information. As a result of these developments and due to the uncertainty of recoverability of the costs from Takata, an aggregate provision of €37 million was recognized within cost of sales in 2016. At December 31, 2020, the provision amounted to approximately €7 million, reflecting the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.
    Maserati Engine Volumes — We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models. In 2011, we began producing a V6 family of engines exclusively for Maserati. We currently have a multi-year arrangement with Maserati to provide V6 engines up to 2023. Net revenues generated from sales of engines to Maserati depend on the orders received from Maserati, which in turn depend on Maserati production volumes and product launches. Our net revenues from engines have declined in the periods presented as a result of lower orders received from Maserati.

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
Recoverability of goodwill
    In accordance with IAS 36 — Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

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
Development costs
    Development costs are capitalized if the conditions under IAS 38 — Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to our established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.
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

Share-based compensation

    We account for our equity incentive plans in accordance with IFRS 2 — Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards including market performance conditions is measured at the grant date of the awards using a Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been affected by the significant assumptions and estimates used.

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

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented to aid management and investors in their analysis of the performance of the Group and to assist in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2020, 2019 and 2018, and provides a reconciliation of these non-GAAP measures to net profit.

	For the years ended December 31,
	2020	2019	2018
	(€ million)
Net profit	609	699	787
Income tax expense	58	176	16
Net financial expenses	49	42	23
EBIT	716	917	826
Amortization and depreciation	427	352	289
EBITDA	1,143	1,269	1,115
Release of charges for Takata airbag inflator recalls(1)	—	—	(1)
Adjusted EBITDA	1,143	1,269	1,114
_____________________________
(1)    Reflects the partial release of a provision previously recognized in relation to estimated costs for a global recall campaign initiated by the Group on all of our cars produced that included certain Takata airbag inflators following an industry-wide recall over questions that the airbag inflators were not performing as designed.
Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted EBIT is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018
	(€ million)
EBIT	716	917	826
Release of charges for Takata airbag inflator recalls(1)	—	—	(1)
Adjusted EBIT	716	917	825
_____________________________
(1)    Reflects the partial release of a provision previously recognized in relation to estimated costs for a global recall campaign initiated by the Group on all of our cars produced that included certain Takata airbag inflators following an industry-wide recall over questions that the airbag inflators were not performing as designed.

Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. The tax effect is calculated by applying the corporate tax rate in Italy, which was 24.0 percent for all years presented, and the Italian Regional Income Tax (“IRAP”), which was 3.9 percent for all years presented. Adjusted Net Profit is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Net Profit for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018
	(€ million)
Net profit	609	699	787
Trademark step-up(1)	(75)	—	—
Patent box benefit for the period 2015-2017(2)	—	—	(141)
Release of charges for Takata airbag inflator recalls (net of tax effect)(3)	—	—	(1)
Adjusted Net Profit	534	699	645
_____________________________
(1)    Reflects the application of the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €83.7 million and a substitute tax liability for €9.0 million, resulting in a net tax benefit of €74.7 million.. There was no cash effect in 2020.
(2)    Reflects the benefit related to the years from 2015 to 2017 resulting from the Group’s application of the Patent Box tax regime starting in the third quarter of 2018, which provided tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how.
(3)    Reflects the partial release of a provision previously recognized in relation to estimated costs for a global recall campaign initiated by the Group on all of our cars produced that included certain Takata airbag inflators following an industry-wide recall over questions that the airbag inflators were not performing as designed.
Adjusted Basic and Diluted Earnings per Common Share
    Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the years ended December 31, 2020, 2019 and 2018.

		For the years ended December 31,
		2020	2019	2018
Net profit attributable to owners of the Company	€ million	608	696	785
Trademark step-up(1)	€ million	(75)	—	—
Patent box benefit for the period 2015-2017(2)	€ million	—	—	(141)
Release of charges for Takata airbag inflator recalls (net of tax effect)(3)	€ million	—	—	(1)
Adjusted profit attributable to owners of the Company	€ million	533	696	643

Weighted average number of common shares for basic earnings per share	thousand	184,806	186,767	188,606
Adjusted Basic Earnings per Common Share	€	2.88	3.73	3.41
Weighted average number of common shares for diluted earnings per share(4)	thousand	185,379	187,535	189,394
Adjusted Diluted Earnings per Common Share	€	2.88	3.71	3.40
_____________________________
(1)    Reflects the application of the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €83.7 million and a substitute tax liability for €9.0 million, resulting in a net tax benefit of €74.7 million.. There was no cash effect in 2020.
(2)    Reflects the benefit related to the years from 2015 to 2017 resulting from the Group’s application of the Patent Box tax regime starting in the third quarter of 2018, which provided tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how.
(3)    Reflects the partial release of a provision previously recognized in relation to estimated costs for a global recall campaign initiated by the Group on all of our cars produced that included certain Takata airbag inflators following an industry-wide recall over questions that the airbag inflators were not performing as designed.
(4)    The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the related awards vested).

    See Note 12 “Earnings per Share” to the Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.
Net Debt and Net Industrial Debt
    Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance as well as to compare the Group’s financial position and financial performance with that of other companies.

Net Industrial Debt is defined as total debt less total cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2020, and 2019.

	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,362	898
Debt	(2,725)	(2,090)
Net Debt (A)	(1,363)	(1,192)
Net Debt of Financial Services Activities (B)	(820)	(855)
Net Industrial Debt (A-B)	(543)	(337)
For further information on Net Debt and Net Industrial Debt, see “Liquidity and Capital Resources — Net Debt and Net Industrial Debt” below.
Free Cash Flow and Free Cash Flow from Industrial Activities
    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). In 2019, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 — Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the year ended December 31, 2019 would result in an immaterial difference compared to the figures presented below. Note that IFRS 16 was applicable starting in 2019 and therefore did not apply to the year 2018.
    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018
	(€ million)
Cash flows from operating activities	838	1,306	934
Investments in property, plant and equipment and intangible assets	(709)	(706)	(639)
Free Cash Flow	129	600	295
Free Cash Flow from Financial Services Activities	(42)	(75)	(80)
Free Cash Flow from Industrial Activities	171	675	375
    For further information on Free Cash Flow and Free Cash Flow from Industrial Activities, see “Liquidity and Capital Resources — Free Cash Flow and Free Cash Flow from Industrial Activities” below.
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

A. Operating Results

Results of Operations
Consolidated Results of Operations – 2020 compared to 2019 and 2019 compared to 2018
    The following is a discussion of the results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019, and for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.
Revenues were negatively impacted in 2020 by the temporary suspension of production and shipments, as well as the changes to the calendar and format of the 2020 Formula 1 World Championship caused by the COVID-19 pandemic. Furthermore, a portion of our costs are fixed in nature and we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs; therefore management actions to reduce costs only partially compensated the decrease in net revenues. As a consequence, costs as a percentage of net revenues increased during the year ended December 31, 2020 compared to the year ended December 31, 2019 and our EBIT and EBIT margin decreased in 2020 compared to 2019.

	For the years ended December 31,
	2020	Percentage of net revenues	2019	Percentage of net revenues	2018	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,460	100.0%	3,766	100.0%	3,420	100.0%
Cost of sales	1,686	48.7%	1,805	47.9%	1,623	47.4%
Selling, general and administrative costs	336	9.7%	343	9.1%	327	9.6%
Research and development costs	707	20.4%	699	18.6%	643	18.8%
Other expenses, net	19	0.6%	5	0.1%	4	0.1%
Result from investments	4	0.1%	3	0.1%	3	0.1%
EBIT	716	20.7%	917	24.4%	826	24.2%
Net financial expenses	49	1.4%	42	1.2%	23	0.7%
Profit before taxes	667	19.3%	875	23.2%	803	23.5%
Income tax expense	58	1.7%	176	4.6%	16	0.5%
Net profit	609	17.6%	699	18.6%	787	23.0%

Net revenues
    The following table sets forth an analysis of our net revenues for the periods indicated:

	For the years ended December 31,						Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2018	Percentage of net revenues	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Cars and spare parts (1)	2,835	81.9%	2,926	77.7%	2,535	74.1%	(91)	(3.1)%	391	15.4%
Engines (2)	151	4.4%	198	5.3%	284	8.3%	(47)	(24.0)%	(86)	(30.3)%
Sponsorship, commercial and brand (3)	390	11.3%	538	14.3%	506	14.8%	(148)	(27.5)%	32	6.4%
Other (4)	84	2.4%	104	2.7%	95	2.8%	(20)	(19.5)%	9	10.0%
Total net revenues	3,460	100.0%	3,766	100.0%	3,420	100.0%	(306)	(8.1)%	346	10.1%
______________________________
(1)    Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)    Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the net revenues generated from the rental of engines to other Formula 1 racing teams.
(3)    Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.
2020 compared to 2019
    Net revenues for 2020 were €3,460 million, a decrease of €306 million, or 8.1 percent (a decrease of 8.9 percent on a constant currency basis), from €3,766 million for 2019.
    The change in net revenues was attributable to the combination of (i) a €91 million decrease in cars and spare parts, (ii) a €47 million decrease in engines, (iii) a €148 million decrease in sponsorship, commercial and brand, and (iv) a €20 million decrease in other revenues.
Cars and spare parts
    Net revenues generated from cars and spare parts were €2,835 million for 2020, a decrease of €91 million, or 3.1 percent, from €2,926 million for 2019.
The decrease in net revenues was primarily attributable to lower volumes as well as their personalizations, mainly due to the seven-week production suspension in the first half of 2020 and the temporary closure of certain dealerships caused by the COVID-19 pandemic, partially offset by positive mix driven by deliveries of the Ferrari Monza SP1 and SP2.
Overall, shipments decreased by 1,012 cars, or 10.0 percent, compared to the prior year, driven by the COVID-19 pandemic, with a gradual recovery of production and shipments in the second half of the year. Shipments of our V8 models decreased by 10.3 percent while our V12 models decreased by 9.0. The decrease in shipments also reflects the phase-out of the Ferrari Portofino as well as the Ferrari 488 Pista and Ferrari 488 Pista Spider gradually approaching the end of their lifecycles, partially offset by the ramp up of the Ferrari F8 Tributo, the Ferrari F8 Spider, and the 812 GTS which reached global distribution, as well as the Ferrari Monza SP1 and SP2, which were delivered as originally scheduled in 2020. The deliveries of the SF90 Stradale started in the fourth quarter of 2020 following the industrialization delays experienced and subsequently resolved. Deliveries of the Ferrari Roma also commenced in the fourth quarter.
The €91 million decrease in net revenues was composed of (i) a €170 million increase in EMEA, (ii) a €143 million decrease in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro), (iii) a €146 million decrease in Mainland China, Hong Kong and Taiwan, and (iv) a €28 million increase in the Rest of APAC. Net revenues by geography were impacted by the deliberate geographic allocations driven by the phase-in/phase-out pace of individual models, which primarily favored EMEA in 2020. The decrease in Mainland China, Hong Kong and Taiwan was primarily impacted by the decision to accelerate client deliveries in the first half of 2019, in addition to the effects of COVID-19 in 2020.

Engines
    Net revenues generated from engines were €151 million for 2020, a decrease of €47 million, or 24.0 percent, from €198 million for 2019. The decrease was attributable to lower shipments of engines to Maserati and lower revenues from the rental of engines to other Formula 1 racing teams driven by the reduced number of races in 2020 as a result of the COVID-19 pandemic.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €390 million for 2020, a decrease of €148 million, or 27.5 percent, from €538 million for 2019. The decrease was primarily attributable to impacts of the COVID-19 pandemic, which resulted in a reduced number of Formula 1 races in 2020 and a decrease in-store traffic and museum visitors.
Other
Other net revenues were €84 million for 2020 a decrease of €20 million, or 19.5 percent, from €104 million for 2019. The decrease was primarily attributable to reduced sports-related activities and the cancellation of the Moto GP event at the Mugello racetrack, the effects of which were only partially offset by the first ever Formula 1 Grand Prix held at the Mugello racetrack.
2019 compared to 2018
    Net revenues for 2019 were €3,766 million, an increase of €346 million, or 10.1 percent (an increase of 8.2 percent on a constant currency basis), from €3,420 million for 2018.
    The increase in net revenues was attributable to the combination of (i) a €391 million increase in cars and spare parts, (ii) a €32 million increase in sponsorship, commercial and brand and (iii) a €9 million increase in other net revenues, partially offset by (iv) an €86 million decrease in engines.
Cars and spare parts
    Cars and spare parts net revenues were €2,926 million for 2019, an increase of €391 million, or 15.4 percent, from €2,535 million for 2018.
    The €391 million increase in net revenues was composed of increases in all four of our main geographical regions, including: (i) a €209 million increase in EMEA, (ii) a €76 million increase in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro), (iii) a €77 million increase in Mainland China, Hong Kong and Taiwan and (iv) a €29 million increase in the Rest of APAC. The increase in Mainland China, Hong Kong and Taiwan was driven by the decision to accelerate client deliveries in the first half of 2019 in advance of the early implementation of new emissions regulations.
    The increase in net revenues was primarily attributable to positive volume impact, positive contribution from our personalization programs and positive foreign currency impact. In particular, total shipments increased by 880 cars, or 9.5 percent, compared to the prior year, primarily attributable to an 11.2 percent increase in V8 models and a 4.6 percent increase in V12 models. The increase in shipments was mainly driven by deliveries of the Ferrari Portofino, the 812 Superfast, the Ferrari 488 Pista and Ferrari 488 Pista Spider, and the initial deliveries of the Ferrari F8 Tributo, as well as the initial deliveries of our Ferrari Monza SP1 and SP2 in the last four months of 2019. These effects were partially offset by lower shipments of the Ferrari 488 GTB and Ferrari 488 Spider, which concluded their lifecycle in 2019, as well as deliveries in 2018 of the LaFerrari Aperta and the strictly limited edition Ferrari J50.
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
Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2018	Percentage of net revenues	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Cost of sales	1,686	48.7%	1,805	47.9%	1,623	47.4%	(119)	(6.6)%	182	11.2%
2020 compared to 2019
    Cost of sales for 2020 was €1,686 million, a decrease of €119 million, or 6.6 percent, from €1,805 million for 2019. As a percentage of net revenues, cost of sales increased from 47.9 percent in 2019 to 48.7 percent in 2020.
    The decrease in cost of sales was primarily attributable to a decrease in car volumes due to COVID-19 pandemic and lower engine volumes produced for Maserati, partially offset by higher depreciation. Cost of sales in 2020 includes the full cost of employees’ paid days of absence during the COVID-19-related production suspension.
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
Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2018	Percentage of net revenues	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Selling, general and administrative costs	336	9.7%	343	9.1%	327	9.6%	(7)	(2.1)%	16	4.8%
2020 compared to 2019
    Selling, general and administrative costs for 2020 were €336 million, a decrease of €7 million, or 2.1 percent, from €343 million for 2019. As a percentage of net revenues, selling, general and administrative costs were 9.7 percent in 2020 compared to 9.1 percent in 2019.
    The decrease in selling, general and administrative costs was primarily attributable to the deployment of significant cost containment actions, partially offset by Formula 1 racing activities.
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
Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2018	Percentage of net revenues	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Research and development costs expensed during the year	527	15.2%	559	14.9%	528	15.4%	(32)	(5.9)%	31	6.0%
Amortization of capitalized development costs	180	5.2%	140	3.7%	115	3.4%	40	29.3%	25	21.2%
Research and development costs	707	20.4%	699	18.6%	643	18.8%	8	1.2%	56	8.7%
2020 compared to 2019
    Research and development costs for 2020 were €707 million, an increase of €8 million, or 1.2 percent, from €699 million for 2019. As a percentage of net revenues, research and development costs were 20.4 percent in 2020 compared to 18.6 percent in 2019.
    The increase of €8 million in research and development costs during the period was primarily attributable to an increase in amortization of capitalized development costs of €40 million driven by a general increase in capitalized development costs in recent years in line with our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid and other advanced technologies, partially offset by lower research and development costs expensed during the period of €32 million, including as a result of technology-related government incentives recognized in 2020.
We continue to invest in research and development projects that are considered important for the continuing success of Ferrari and its future development, despite certain actions taken to contain costs as a result of the COVID-19 pandemic.
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
Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Other expenses, net	19	5	4	14	270.2%	1	56.2%
Generally, other expenses, net consist of other expenses that primarily include indirect taxes, provisions and other miscellaneous expenses, as well as other income that primarily includes rental income, gains on the disposal of property, plant and equipment and other miscellaneous income, including the release of provisions previously recognized.
Other expenses, net in 2020 is composed of other expenses of €25 million, partially offset by €6 million of other income. Other expenses, net in 2019 is composed of other expenses of €14 million, partially offset by €9 million of other income, and includes the positive effects of a change in estimate of the risk and related provision associated with a legal dispute based on developments that occurred in the first quarter of 2019. Other expenses, net in 2018 is composed of other expenses of €19 million, partially offset by other income of €15 million, and includes the effects of a favorable ruling on a prior year’s legal dispute.
EBIT

	For the years ended December 31,						Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2018	Percentage of net revenues	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
EBIT	716	20.7%	917	24.4%	826	24.2%	(201)	(21.9)%	91	11.0%
2020 compared to 2019
    EBIT for 2020 was €716 million, a decrease of €201 million, or 21.9 percent, from €917 million for 2019. As a percentage of net revenues, EBIT decreased from 24.4 percent in 2019 to 20.7 percent in 2020.
The decrease in EBIT was attributable to the combined effects of (i) negative volume impact of €126 million, (ii) positive product mix and price impact of €130 million, (iii) an increase in industrial costs of €58 million, including higher depreciation, (iv) an increase in research and development costs of €8 million (net of the benefit from technology-related government incentives), (v) a decrease in selling, general and administrative costs of €7 million, (vi) negative contribution of €184 million due to the impacts of COVID-19 on the Formula 1 racing calendar, lower traffic for brand related activities and lower engine sales to Maserati, and (vii) positive foreign currency exchange impact of €38 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar and Japanese Yen compared to the Euro.
The negative volume impact was primarily attributable to the temporary suspension of shipments for seven weeks during the first half of 2020 as a result of the COVID-19 pandemic, the effects of which were partially recovered in the second half of the year. The positive product mix and price impact was primarily attributable to deliveries of the Ferrari Monza SP1 and SP2 as well as an otherwise richer product mix, partially offset by fewer shipments of the FXX-K EVO and lower contributions from our personalization programs, which are correlated to the decrease in volumes.
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
The positive volume impact was attributable to an increase in total shipments, driven by the Ferrari 488 Pista family, the Ferrari Portofino and the 812 Superfast, as well as the initial deliveries of the Ferrari F8 Tributo, partially offset by lower shipments of the Ferrari 488 GTB and the Ferrari 488 Spider, which concluded their lifecycle in 2019. The positive product mix and price impact was primarily attributable to the combined positive effects of the Ferrari Monza SP1 and SP2 in the fourth quarter of 2019, our personalization program and deliveries of the FXX K EVO, partially offset by negative product mix from range models as well as prior year shipments of the LaFerrari Aperta and the strictly limited edition Ferrari J50.

Net financial expenses

	For the years ended December 31,			Increase/(Decrease)
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Net financial expenses	49	42	23	7	16.7%	19	78.6%
2020 compared to 2019
Net financial expenses for 2020 increased to €49 million compared to €42 million for 2019.
The increase in net financial expenses was primarily attributable to (i) a decrease in the fair value of investments held by the Group (compared to an increase in the fair value of investments held by the Group 2019), and (ii) an increase in net foreign exchange losses, including the net costs of hedging.
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
Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(€ million, except percentages)
Income tax expense	58	176	16	(118)	(67.1)%	160	n.m.
2020 compared to 2019
    Income tax expense for 2020 was €58 million, a decrease of €118 million, or 67.1 percent, compared to €176 million for 2019.
    The decrease in income tax expense was primarily attributable to the combined effects of (i) a tax benefit from the partial step up of trademarks for tax purposes amounting to €75 million, as further described below, (ii) a decrease in profit before taxes, and (iii) the effects of deductions for eligible research and development costs. Income taxes for both years benefited from the application of the Patent Box regime.
In the fourth quarter of 2020, Ferrari benefited from the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which re-opened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. The deferred tax asset will be utilized over a 20-year period and the substitute tax will be paid in three equal annual installments starting in 2021. There was no cash effect in 2020. The net benefit has been treated as an adjusting item in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2020.
The effective tax rate net of IRAP was 5.3 percent for 2020 compared to 17.0 percent for 2019 (total effective tax rate of 8.7 percent and 20.2 percent for 2020 and 2019, respectively). The decrease in the effective tax rate net of IRAP is primarily attributable to the net tax benefit from the trademark step-up as described above, and to a lesser extent, the effects of deductions for eligible research and development costs.
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
    The effective tax rate net of IRAP was 17.0 percent for 2019 compared to (1.1) percent for 2018 (total effective tax rate of 20.2 percent and 2.0 percent for 2019 and 2018, respectively). The effective tax rate net of IRAP in 2018 was significantly impacted by the application of the Patent Box tax regime and, in particular, due to the positive impact of the Patent Box benefit relating to the years 2015 to 2017, which , as described above, was recognized in 2018.

Recent Developments
    See Note 32 “Subsequent Events”, to the Consolidated Financial Statements.

B. Liquidity and Capital Resources

Liquidity Overview
    We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund the costs of labor, selling, general, and administrative activities, research and development expenditures, and other expenses. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development activities to transition our product portfolio to hybrid and electric technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditures primarily with cash generated from our operating activities.
    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.
    See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows
    Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and tax payments. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. The impacts of the COVID-19 pandemic on our working capital in 2020 were greater in the first half of the year (and in particular, during the second quarter) due to the seven-week suspension of our production and shipments until early May 2020, whilst they were only limited in the second half of the year.
    We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when financing schemes are utilized by us or our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other materials. Additionally, we also receive advance payments from our customers, mainly for our limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before we are required to make payment for the raw materials, components or other materials used in manufacturing the cars. In 2020, given the exceptional circumstances of the COVID-19 pandemic, we granted certain temporary, short-term support and payment extensions to the dealer network and other partners during the lockdown period, as well as early payments for commercial incentives due in the first half of 2020; however, our standard payment terms remain unchanged.
    Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We significantly increased our capital expenditure in 2019 to support the growth of our product range and to expand our production facilities in Maranello. Despite certain actions taken in 2020 to contain costs as a result of the COVID-19 pandemic, we continued to make significant capital investments and increase our capital expenditure in 2020 by prioritizing capital projects that are considered important for the continuing success of Ferrari and its future development, including investments in hybrid and other advanced technologies and our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans. Certain other projects were delayed by 3 to 9 months.
    The payment of income taxes also affects our cash flows. Our tax expense and tax payments were significantly reduced in 2019 and this continued in 2020 as the Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. In 2020 we paid the first advance payment in the second quarter of the year and the remaining portion in the third and fourth quarters of 2020. See Note 10 “Income Taxes” to the Consolidated Financial Statements for additional details related to the Patent Box.

Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2020, 2019 and 2018. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2020	2019	2018
	(€ million)
Cash flows from operating activities	838	1,306	934
Cash flows used in investing activities	(708)	(701)	(637)
Cash flows from/(used in) financing activities	340	(502)	(152)
Translation exchange differences	(6)	1	1
Total change in cash and cash equivalents	464	104	146

2020 compared to 2019
For the year ended December 31, 2020 the total change in cash and cash equivalents was €464 million compared to €104 million for year ended December 31, 2019. The increase in cash generation of €360 million in 2020 compared to 2019 was primarily attributable to:
(i)net cash proceeds of €640 million from the issuance of a bond in May 2020, and
(ii)lower share repurchases of €257 million (€130 million in 2020 compared to €387 million in 2019) driven by our decision to temporarily suspend the share repurchase program in March 2020 as a result of the COVID-19 pandemic;
partially offset by:
(iii)a decrease in advances received for the Ferrari Monza SP1 and SP2 (which were primarily received in 2019 ahead of shipments, including for cars actually delivered in 2020);
(iv)the adverse impacts on our cash flows from operating activities as a result of the COVID-19 pandemic, including the temporary suspension of production and deliveries for seven weeks during the first half of 2020, as well as higher inventories reflecting efforts to mitigate potential supply chain issues;
(v)an increase in income taxes paid, and
(vi)lower net proceeds from our securitization programs.
2019 compared to 2018
For the year ended December 31, 2019 the total change in cash and cash equivalents was €104 million compared to €146 million for the year ended December 31, 2018. The decrease in cash generation of €42 million in 2019 compared to 2018 was primarily attributable to:
(i)higher share repurchases of €287 million (€387 million in 2019 compared to €100 million in 2018);
(ii)an increase of €60 million in dividends paid to owners of the parent, and

(iii)and an increase in capital expenditures;
partially offset by:
(iv)an increase in Adjusted EBITDA;
(v)a positive change in cash generated from other operating assets and liabilities driven by advances received for the Ferrari Monza SP1 and SP2, and
(vi)a decrease in income taxes paid.
A summary of the cash flows from or used in operating, investing and financing activities for each year is provided below.
Operating Activities — Year Ended December 31, 2020
    For the year ended December 31, 2020, our cash flows from operating activities were €838 million, primarily the result of:
(i)profit before tax of €667 million, adjusted for €427 million for depreciation and amortization expense, €49 million of net finance costs, €33 million of net other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as the non-cash result from investments) and €26 million of provisions accrued. Other non-cash expenses include share-based compensation expense recognized in relation to the equity incentive plans.
These cash inflows were partially offset by:
(i)€15 million of cash absorbed from the net change in inventories, trade receivables and trade payables. In particular, the movement was attributable to: (a) cash absorbed by inventories of €68 million driven by higher finished goods and raw materials, including the effects of efforts to protect the supply chain from potential COVID-19-related disruptions, partially offset by (b) cash generated from trade receivables of €44 million and (c) cash generated from trade payables of €9 million;
(ii)€137 million of cash absorbed related to the net change in other operating assets and liabilities, primarily attributable to reversals of advances received for the Ferrari Monza SP1 and SP2;
(iii)€69 million related to cash absorbed from receivables from financing activities, driven by an increase in the financial receivables portfolio;
(iv)52 million of net finance costs paid; and
(v)€91 million of income tax paid.
Operating Activities — Year Ended December 31, 2019
    For the year ended December 31, 2019, our cash flows from operating activities were €1,306 million, primarily the result of:
(i)profit before tax of €875 million, adjusted to add back €352 million of depreciation and amortization expense, €42 million of net finance costs, €35 million of net other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as the non-cash result from investments) and €14 million in provisions accrued. Other non-cash expenses include share-based compensation expense recognized in relation to the equity incentive plans; and
(ii)€146 million of cash generated by the change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.
    These cash inflows were partially offset by:

(i)€77 million of cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio;
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
(iii)€39 million of net finance costs paid; and
(iv)€33 million of income tax paid.
    Operating Activities — Year Ended December 31, 2018
    For the year ended December 31, 2018, our cash flows from operating activities were €934 million, primarily the result of:
(i)profit before tax of €803 million, adjusted to add back €289 million of depreciation and amortization expense, €30 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments), €23 million of net finance costs and €16 million in provisions accrued. Other non-cash expenses were primarily attributable to share-based compensation expense under the equity incentive plan; and
(ii)€62 million related to cash absorbed by the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash generated from trade payables of €40 million driven by higher capital expenditures and an increase in volumes, (b) cash generated by trade receivables of €27 million, partially offset by (c) cash absorbed by inventory of €5 million.
These cash inflows were partially offset by:
(i)€107 million related to cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio in the U.S.;
(ii)€83 million related to cash absorbed by the change in other operating assets and liabilities, primarily attributable to a decrease in advances for the LaFerrari Aperta and the Ferrari J50;
(iii)€11 million of net finance costs paid; and
(iv)income tax paid of €88 million, primarily related to the payment of the remaining balance of 2017 taxes as well as the first advance in relation to 2018 taxes.
Investing Activities — Year Ended December 31, 2020
    For the year ended December 31, 2020, our net cash used in investing activities was €708 million, primarily the result of:
(i)€352 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €357 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Investing Activities — Year Ended December 31, 2019
    For the year ended December 31, 2019, our net cash used in investing activities was €701 million, primarily the result of:
(i)€354 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €352 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans. These cash flows were partially offset by proceeds from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Investing Activities — Year Ended December 31, 2018
    For the year ended December 31, 2018, our net cash used in investing activities was €637 million, primarily the result of:
(i)€338 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €301 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds from the sale of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Financing Activities — Year Ended December 31, 2020
    For the year ended December 31, 2020, our net cash from financing activities was €340 million, primarily the result of:
(i)€640 million of net proceeds from the issuance of a bond in May 2020;
(ii)€44 million of proceeds net of repayments related to our revolving securitization programs in the United States; and
(iii)€18 million related to the net change in other debt.
These cash inflows were partially offset by:
(i)€211 million of dividends paid, of which €3 million was to non-controlling interests;
(ii)€130 million paid to repurchase common shares under the Company’s share repurchase program in the first quarter of 2020;
(iii)€20 million in repayments of lease liabilities; and
(iv)€1 million related to the net change in bank borrowings.
Financing Activities — Year Ended December 31, 2019
For the year ended December 31, 2019, our net cash used in financing activities was €502 million, primarily the result of:

(i)€387 million paid to repurchase common shares under the Company’s share repurchase program;
(ii)€315 million related to the cash tender offer to repurchase an aggregate nominal amount of €200 million of the 2021 Bond and an aggregate nominal amount of €115 million of the 2023 Bond;
(iii)€195 million of dividends paid, of which €2 million was to non-controlling interests; and
(iv)€7 million related to the net change in bank borrowings and lease liabilities.
These cash outflows were partially offset by:
(i)€298 million of net proceeds from the Company’s issuance of 1.12 percent senior notes due August 2029 and 1.27 percent senior notes due August 2031, each having a principal amount of €150 million;
(ii)€92 million of proceeds net of repayments related to our revolving securitization programs in the United States; and
(iii)€12 million related to the net change in other debt;

Financing Activities — Year Ended December 31, 2018
    For the year ended December 31, 2018, net cash used in financing activities was €152 million, primarily the result of:
(i)€133 million of dividends paid to owners of the parent;
(ii)€100 million paid to repurchase common shares under the Company’s share repurchase program;
(iii)€8 million related to the net change in other debt;
(iv)€4 million related to the net change in bank borrowings; and
(v)€2 million of dividends paid to non-controlling interests in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd.
    These cash outflows were partially offset by:
(i)€95 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Capital Expenditures
    Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the years ended December 31, 2020, 2019 and 2018 were €734 million, €706 million and €639 million, respectively.
    The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	320	330	318
Patents, concessions and licenses	27	18	14
Other intangible assets	5	6	6
Total intangible assets	352	354	338
Property, plant and equipment
Industrial buildings	28	16	15
Plant, machinery and equipment	115	176	82
Other assets	24	18	10
Advances and assets under construction	215	142	194
Total property, plant and equipment	382	352	301
Total capital expenditures	734	706	639
Intangible assets
    Our total capital expenditures in intangible assets for the year ended December 31, 2020 were €352 million (€354 million and €338 million for the years ended December 31, 2019 and 2018, respectively).
    The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology and the development of new components, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.
    For the year ended December 31, 2020, we invested €320 million in externally acquired and internally generated development costs, of which €244 million primarily related to the development of models to be launched in future years and, to a much lesser extent, to investments required for new technical regulations applicable for the 2022 to 2025 Formula 1 seasons, and €76 million related to the development of models in our current product portfolio and car components.
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

Property, plant and equipment
    Our total capital expenditure in property, plant and equipment for the year ended December 31, 2020 was €382 million (€352 million and €301 million for the years ended December 31, 2019 and 2018, respectively).
    Our most significant investments generally relate to plant, machinery and equipment, which amounted to €115 million for the year ended December 31, 2020 (€176 million and €82 million for the years ended December 31, 2019 and 2018, respectively) as well as advances and assets under construction, which amounted to €215 million for the year ended December 31, 2020 (€142 million and €194 million for the years ended December 31, 2019 and 2018, respectively). Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. The increase in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans (more than €60 million in 2020 plus directly attributable transaction-related costs).
    At December 31, 2020, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €101 million (€105 million at December 31, 2019).

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
    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2020 and 2019.

	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,362	898
Total liquidity	1,362	898
Bonds and notes	(1,835)	(1,186)
Asset-backed financing (Securitizations)	(761)	(788)
Lease liabilities	(62)	(60)
Borrowings from banks	(29)	(33)
Other debt	(38)	(23)
Total debt	(2,725)	(2,090)
Net Debt (A)	(1,363)	(1,192)
Net Debt of Financial Services Activities (B)	(820)	(855)
Net Industrial Debt (A-B)	(543)	(337)

    In May 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640 million after related expenses and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin.
Through a cash tender offer, on July 16, 2019 the Company executed a partial repurchase of the 2023 Bond and 2021 Bond for aggregate nominal amounts of €115 million and €200 million respectively. On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298 million.
    For further details on total debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents
    Cash and cash equivalents amounted to €1,362 million at December 31, 2020 compared to €898 million at December 31, 2019. See “Cash Flows” above for further details.
    Approximately 88 percent of our cash and cash equivalents were denominated in Euro at December 31, 2020 (approximately 77 percent at December 31, 2019). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €56 million at December 31, 2020 (€115 million at December 31, 2019), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables, debt, dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.
    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented:

	At December 31,
	2020	2019
	(€ million)
Euro	1,203	690
U.S. Dollar	76	63
Chinese Yuan	51	110
Japanese Yen	13	12
Other currencies	19	23
Total	1,362	898
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €37 million at December 31, 2020 (€28 million at December 31, 2019).
Total available liquidity
    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2020 increased to €2,062 million compared to €1,248 million at December 31, 2019.
    The following table summarizes our total available liquidity:

	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,362	898
Undrawn committed credit lines	700	350
Total available liquidity	2,062	1,248

    In April 2020, additional committed credit lines of €350 million were secured, with tenors ranging from 18 to 24 months, therefore doubling our total committed credit lines available and undrawn. For further details see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities
    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 — Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to 2019 would result in an immaterial difference compared to the figures presented below. See “Non-GAAP Financial Measures” above for further information.
    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018
	(€ million)
Cash flows from operating activities	838	1,306	934
Investments in property, plant and equipment and intangible assets	(709)	(706)	(639)
Free Cash Flow	129	600	295
Free Cash Flow from Financial Services Activities	(42)	(75)	(80)
Free Cash Flow from Industrial Activities	171	675	375
    Free Cash Flow for the year ended December 31, 2020 was €129 million compared to €600 million for the year ended December 31, 2019 and €295 million for the year ended December 31, 2018. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
    Free Cash Flow from Industrial Activities for the year ended December 31, 2020 was positive €171 million, a decrease of €504 million compared to €675 million for the year ended December 31, 2019. The decrease in Free Cash Flow from Industrial Activities was primarily driven by a decrease in advances received for the Ferrari Monza SP1 and SP2 (which were primarily received in 2019 ahead of shipments, including for cars actually delivered in 2020), the adverse impacts on our EBITDA as a result of the COVID-19 pandemic and higher inventories at year end reflecting efforts to mitigate potential supply chain issues, as well as an increase in income taxes paid. Free Cash Flow from Industrial Activities in 2019 benefited from advances collected ahead of shipments of the Ferrari Monza SP1 and SP2, including for cars actually delivered in 2020.
    Free Cash Flow from Industrial Activities for the year ended December 31, 2019 was €675 million compared to €375 million for the year ended December 31, 2018. The increase was primarily attributable to an increase in Adjusted EBITDA, a positive change in cash generated from other operating assets and liabilities, driven by advances received for the Ferrari Monza SP1 and SP2, as well as a decrease in income taxes paid, partially offset by an increase in capital expenditures.

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
F. Tabular Disclosure of Contractual Obligations
    The following table summarizes payments due under our significant contractual commitments at December 31, 2020:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	806	749	741	300	2,596
Interest on long-term debt (2)	31	45	21	16	113
Lease obligations (3)	17	20	12	16	65
Unconditional minimum purchase obligations (4)	68	54	17	—	139
Purchase obligations (5)	101	—	—	—	101
Total contractual obligations	1,023	868	791	332	3,014
______________________________
(1)    Amounts presented relate to the principal amounts of long-term debt, excluding lease liabilities and the related interest expense that will be paid when due. For additional information see Note 24 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations.
(2)    Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the current rates in effect at December 31, 2020.
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
    The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2020 as follows:

Amount
(€ million)
Debt	2,725
Short-term debt obligations	(66)
Lease liabilities	(62)
Amortized cost effects	(1)
Long-term debt	2,596

Pension, post-employment benefits and other provisions for employees
We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2020 the liability for such obligations amounted to €60 million (€88 million at December 31, 2019). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.

G. Safe Harbor

See section entitled “Forward-Looking Statements” at the beginning of this report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
Directors
    Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The current Board of Directors of Ferrari was appointed effective as of April 16, 2020 and its term of office will expire on the day the next Annual General Meeting of Shareholders is held, which is currently expected to be held on April 15, 2021.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman, interim Chief Executive Officer and Executive Director
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Sergio Duca	1947	Senior Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Francesca Bellettini	1970	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
John Galantic	1961	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director

Summary biographies for persons who are currently directors of Ferrari are included below:
John Elkann. Mr. John Elkann is Executive Chairman, interim Chief Executive Officer and Executive Director of Ferrari N.V., Chairman and Chief Executive Officer of Exor and Chairman of Stellantis N.V. Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Giovanni Agnelli B.V. He is Chairman of GEDI Gruppo Editoriale S.p.A. and board member of PartnerRe Ltd. Mr. Elkann is a trustee of MoMA. He also serves as Chairman of the Giovanni Agnelli Foundation.
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

Sergio Duca. Mr. Sergio Duca is Senior Non-Executive Director and Chairman of the Board of Directors of Ferrari N.V. Mr. Duca is a member of the Statutory Auditors of BasicNet S.p.A. since 2017, independent director of OSAI Automation System S.p.A. since November 2020 and a director of Tofaş Türk Otomobil Fabrikasi Anonim Şirketi, as well as Chairperson of the corporate governance committee, member of the risk management committee and member of the audit committee of the board of directors of Tofaş Türk Otomobil Fabrikasi Anonim Şirketi. He also serves as member of the board of Nedcommunity association since May 2019 and Chairman of the board of auditors of the Fondazione per la Scuola of Compagnia di San Paolo and ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as Chairman of the Board of Statutory Auditors of Enel S.p.A. from April 2010 until May 2019, Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as Chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, Chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.
    Delphine Arnault. Mrs. Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a board director of LVMH Moët Hennessy Louis Vuitton SE since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé in 2008. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011 and Christian Dior SE in April 2012. Delphine Arnault previously served as a director of both Havas and 21st Century Fox from 2013 to 2019.
    Francesca Bellettini. Mrs. Francesca Bellettini is President and Chief Executive Officer of Yves Saint Laurent (part of the Kering Group), based in France, since September 2013. Mrs. Bellettini is a member of the Kering Group Executive Committee and a non-voting member of Kering’s Board of Directors, France, since 2013. She is President of the Chambre Syndicale de la Mode Feminine in Paris since 2019. Mrs. Bellettini joined the Kering Group in 2003, serving in several executive roles. From 2003 until 2008 she worked at Gucci, Italy, first as Assistant to the President and Managing Director and, from 2005, as Strategic Planning Director and Associate Worldwide Merchandising Director. In 2008, she joined Bottega Veneta, Italy, as Worldwide Merchandising Director and from 2010 she became Worldwide Merchandising-Communication Director based in Switzerland. From 1999 until 2002, Mrs. Bellettini worked in the Prada Group, Italy, first in the Planning and New Business Development Division of Prada and, in 2002, as Operations Manager of Helmut Lang. Previously, she worked in Compass Partners International, UK from 1998 to 1999, in Deutsche Morgan Grenfell, UK from 1996 to 1998 and in Goldman Sachs International, UK from 1994 to 1996. While graduating, she interned at Citibank, Italy in 1994. Mrs. Bellettini graduated in Business Administration with a major in Finance from Bocconi University, Italy.
Eddy Cue. Mr. Eddy Cue currently serves as Apple Inc.’s Senior Vice President of Internet Software and Services. He joined Apple in 1989 and oversees Apple’s industry-leading content stores including the iTunes Store, the App Store and the iBooks Store, as well as Apple Pay, Siri, Maps, iAd, the iCloud services, and Apple’s productivity and creativity apps. Mr. Cue earned a bachelor’s degree in Computer Science and Economics from Duke University. He was recognized by renowned cancer research center City of Hope with their 2014 Spirit of Life Award, honoring an individual whose work has fundamentally impacted the music, film and entertainment industry.
John Galantic. John Galantic is President and Chief Operating Officer of Chanel Inc. Galantic obtained a Bachelor’s degree from Tufts University and Master’s degree in Business Administration from Harvard Business School. He began his career at Procter and Gamble and worked in various Marketing and Sales roles in Italy, the UK and US. After stints at GlaxoSmithKline in global Marketing and at Coty Beauty, as President of Coty Americas, he joined Chanel in 2006. He joined the board of Chanel in 2018. Galantic has also been on the board of Bacardi Limited since 2011. Since 2017, he has been on the board of the Chanel Fondation, a philanthropic organization focused on women and girls.

Maria Patrizia Grieco. Mrs. Maria Patrizia Grieco has been the Chairperson of the board of directors of Banca Monte dei Paschi di Siena since May 2020, after having gained experience in the financial sector during the six years spent on the board of directors of Anima Holding. From May 2014 to May 2020 she was the Chairperson of the board of directors of Enel, the Italian company with the highest market cap, world leader in the utilities sector and controlling shareholder of 15 listed companies worldwide. After graduating in law from the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager with the task of reorganizing and repositioning the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013 she was Chief Executive Officer of Olivetti, where she also held the role of Chairperson from 2011. She has been a member of the boards of directors of Fiat Industrial and CIR and currently serves on the boards of Ferrari, Amplifon and Endesa S.A. Mrs. Grieco is also Deputy Chair and a member of the steering committee of Assonime and is a member of the board of directors of Bocconi University. Maria Patrizia Grieco was appointed Chairperson of the Italian Corporate Governance Committee in 2017. The Committee’s purpose is to promote good corporate governance practices of Italian listed companies.
Adam Keswick. Mr. Adam Keswick first joined the Jardine Matheson Group in 2001 and was appointed to the Board of Jardine Matheson in 2007. He was Deputy Managing Director of Jardine Matheson from 2012 to 2016, and became chairman of Matheson & Co. in 2016. Mr. Keswick is a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also Vice-Chairman of the Supervisory Board of Rothschild & Co, and is a Director of Yabuli China Entrepreneurs Forum.

Senior Management Team
On certain key operational matters, the CEO is supported by the Senior Management Team (the “SMT”), which is responsible for reviewing the operating performance of the business, collaborating on certain operational matters, supporting the Chief Executive Officer with his tasks, and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily as it relates to the operational management. Set forth below are the names, year of birth and position of each of the members of the SMT of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman, interim Chief Executive Officer and Executive Director
Antonio Picca Piccon	1964	Chief Financial Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Mattia Binotto	1969	Managing Director Gestione Sportiva and Team Principal Scuderia Ferrari
Nicola Boari	1970	Chief Brand Diversification Officer
Carlo Daneo	1968	General Counsel
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Michael Hugo Leiters	1971	Chief Technology Officer
Flavio Manzoni	1965	Chief Design Officer
Jane Reeve	1959	Chief Communication Officer
Vincenzo Regazzoni	1963	Chief Manufacturing Officer
Biographies for the members of the SMT of Ferrari are included below:
John Elkann. See the “Directors” section above.
Antonio Picca Piccon. Mr. Antonio Picca Piccon was appointed as our Chief Financial Officer in July 2018. Before joining Ferrari, he held the position of CFO in Ariston Thermo Group, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and FCA, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (now FCA Bank) and Group Treasurer and Head of Financial Services for FCA. He started his career in banking, in various positions within Sanpaolo IMI group. He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Mr. Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.
Michele Antoniazzi. Mr. Michele Antoniazzi was appointed as our Chief Human Resources Officer in April 2016. Before joining Ferrari, he held several senior roles in Magneti Marelli, becoming the Human Resources Director of the Automotive Lighting business line in 2012. Prior to that experience he was the Human Resources Director of the Suspension Systems business line from 2009 to 2012 and the Head of Organizational Development for the Sector Magneti Marelli from 2006 to 2012. He graduated from the University of Padova with a degree in Industrial and Organizational Psychology.
Mattia Binotto. Mr. Mattia Binotto was appointed as our Managing Director Gestione Sportiva and Team Principal Scuderia Ferrari on January 7, 2019. Having graduated in Mechanical Engineering from the Lausanne Polytechnic in 1994, he then obtained a Masters in Motor Vehicle Engineering in Modena. In 1995, he joined the Scuderia Ferrari test team as a Test Engine Engineer and fulfilled the same role with the race team from 1997 to 2003. In 2004, he became a Race Engine Engineer and from 2007 Mr. Binotto took on the role of Chief Engineer, race and assembly, moving on in 2009 to Head of Engine and KERS Operations. Having been appointed Deputy Director, Engine and Electronics in October 2013, Mr. Binotto subsequently took on the role of Chief Operating Officer, Power Unit. On July 27, 2016, he was appointed Chief Technical Officer of Scuderia Ferrari.

Nicola Boari. Mr. Nicola Boari was appointed as our Chief Brand Diversification Officer in September 2018. Previously he was Head of Product Marketing and Market Intelligence of Ferrari since March 2010. Prior to joining Ferrari he worked at Indesit Company from 2004 to 2010, where he held various positions including product marketing director, responsible for product development for all product lines. From 1998 to 2004 he was a manager with the Boston Consulting Group. Mr. Boari holds a master in finance and economics from the London School of Economics and a PhD in economics from the University of Ancona, as well as a degree in finance and economics from the University of Bologna.
Carlo Daneo. Mr. Carlo Daneo was appointed as our General Counsel in July 2015, as a member of the Board of Directors of Ferrari North America Inc. in February 2017, as a member of the Supervisory Body of Ferrari S.p.A. in August 2015 and Data Protection Officer of the Ferrari Group in February 2018. Prior to joining Ferrari, he held several senior positions in the FCA legal area, including the role of Senior Vice President and Legal Counsel in Finance and Financial Services of FCA from 2008 until 2015 and the role of General Counsel in Fiat Chrysler Finance S.p.A. (previously Fiat Finance S.p.A.) from 2003 to 2015. He started his career in 1995 with a work experience at the United Nations at the International Trade Center Unctad/WTO in Geneva and since 1996 in the legal profession in law firms with experience in the Corporate, Finance and Capital Markets areas in primary international law firms in Italy and abroad until 2003. He graduated in Law at the University of Turin, did a master’s degree organized by the University Institute of European Studies in international law at the International Labour Organization of Turin and obtained the title of Lawyer.
Enrico Galliera. Mr. Enrico Galliera was appointed as our Chief Marketing and Commercial Officer in April 2010. From 1990 to 2010 he worked for Barilla S.p.A, where he held multiple positions, ultimately becoming Europe and export market unit director. During his time at Barilla S.p.A., Mr. Galliera also served as director of customer business development for Europe, general manager for South West Europe and trade marketing director for Italy. Mr. Galliera holds a degree in economics and political science from the University of Parma.
Michael Hugo Leiters. Mr. Michael Leiters was appointed as our Chief Technology Officer in January 2014. Prior to joining Ferrari he worked at Porsche AG from 2000 to 2013 where he held multiple positions, ultimately becoming head of the SUV product line in 2010. From 1996 to 2000, he served as an engineer and manager at the Institut fur Produktionstechnologie in Aachen, Germany. Mr. Leiters holds an engineering diploma and an engineering doctorate from RWTH-Aachen.
Flavio Manzoni. Mr. Flavio Manzoni was appointed as our Chief Design Officer in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Skoda, Bentley, Bugatti and Volkswagen recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a thesis in industrial design from the University of Florence.
Jane Reeve. Mrs. Jane Reeve is our Chief Communication Officer since May 2019. Her career has spanned a range of senior management and Board positions in international communication groups including TBWA, Wunderman, Interbrand, RMG Connect, which she headed up as CEO from 2003 until 2010, and J. Walter Thompson Italy, where she was Chairman and CEO from 2010 until 2013. In January 2014 she was appointed as first ever CEO of the Italian Fashion Council (Camera Nazionale della Moda Italiana) until September 2015. Mrs. Reeve was appointed Regional Director Europe & Chairman of J. Walter Thompson Italy from 2016 until April 2019. Mrs. Reeve has fulfilled many institutional roles in the Italian industry: she has been the Italian representative for the European Federation of Sales Promotion, a jury member of Cannes Direct and Eurobest Direct & Integrated Awards and representative for AssoComunicazione (Italian communications association) at the European Advertising Council Association. Mrs. Reeve holds a degree in English Language and Literature at Oxford University.
Vincenzo Regazzoni. Mr. Vincenzo Regazzoni was appointed as our Chief Manufacturing Officer in March 2015. Prior to his appointment to that role, he held various senior production and industrial performance roles at Ferrari and Maserati, including head of Technologies and Infrastructure from 2010 to 2015 and head of Process/Product Technologies from 2003 to 2010. Prior to joining Ferrari in 1998, he held production roles at Varian S.p.A. and Fiat Auto S.p.A. Mr. Regazzoni has a degree in mechanical engineering with a specialization in management systems and plant from Tor Vergata University in Rome.

B. Compensation

Introduction
The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive directors and non-executive directors of the Company, and members of the SMT. In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2020. The form and amount of compensation received by the directors of Ferrari for the year ended December 31, 2020 was determined in accordance with the remuneration policy. The Compensation Committee oversees the remuneration policy, remuneration plans and practices of Ferrari and recommends changes when appropriate. The Committee is solely comprised of non-executive directors from the Board of Directors who are independent pursuant to the Dutch Corporate Governance Code. Through this document, Ferrari aims to provide its stakeholders with a high level of disclosure in order to strengthen the trust they and the market place in Ferrari, and give them the tools to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our shareholders’ approval when necessary.
This Compensation Report consists of two sections:
1.Remuneration strategy: our current remuneration policy (which is available on our corporate website) governs compensation for both executive and non-executive directors. In 2020, Ferrari confirmed these remuneration features through the positive vote expressed by shareholders in the 2020 AGM.
Our current remuneration strategy further strengthens the alignment with shareholders’ interests and long-term sustainability of our business, adopting certain updates to reflect developing best practices in the Dutch Corporate Governance Code.
2.Implementation of remuneration strategy: details how remuneration features have been implemented during the 2020 financial year and actual remuneration received by each executive and non-executive director. In 2020, there was no deviation from the remuneration policy.

1. Remuneration Strategy for the 2020 Financial Year
Remuneration principles
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
In defining the remuneration strategy, the Compensation Committee has taken into account certain principles which characterize Ferrari’s remuneration policy, such as:
1.The identity, mission and values of the Company, to attract, retain and reward skilled women and men who constitute the soul of the Company. Their passion, courage, creativity, ambition and pride constitute the essence of Ferrari and fuel its legend to ever greater heights. Being Ferrari means being part of a unique future-focused team in which people are the most valuable resource. Together with all our employees we’ve crafted the vision, mission and values that are the very essence of being part of Ferrari and which guide our employees as we tackle our day-to-day challenges;
2.The provision of statutory requirements, with specific focus on the Shareholder Rights Directive (Directive (EU) 2017/828) and the implementation thereof into Dutch law;
3.International competitive remuneration market trends, based on the idea that it is becoming increasingly challenging to attract and retain employees in today’s tight market. For our executive directors and members of SMT, fixed remuneration, short-term incentives and long-term incentives are calculated based on the position and responsibilities assigned to each, taking into account average remuneration levels on the market for positions with similar levels of responsibility and managerial complexity in large international companies, in order to maintain high levels of competitiveness and engagement;
4.Corporate governance and executive remuneration best practices as expressed by institutional investor guidelines, developing a remuneration policy compliant with the Dutch Corporate Governance Code and the interest of Ferrari’s shareholders. We analyze any gaps in each of our remuneration components in order to guarantee a high level of alignment with the main guidelines of our stakeholders;
5.The societal context around and social support in respect of the Company, developing a specific focus on trends in sustainability among our employees. We are committed to provide a healthy and safe workplace for all employees and stakeholders by implementing a high level of safety standards to avoid potential risks to people, assets or the environment, in order to guarantee an optimal working environment for all employees and attract the best talents. Our results in this field reflect, once again, our strategic commitment to protecting the environment and ensuring personal safety;
6.The views of the Board of Directors, members of SMT, other senior leaders and all employees, in order to make the health and safety of the Company’s employees essential to the successful conduct and future growth of the Company. In this respect and in line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the remuneration for the Board of Directors; and
7.The centrality for Ferrari of value creation and the interest of our shareholders, the importance of which is recognized through the use of Total Shareholder Return (TSR) as a performance metric in the Company’s long-term incentive plans. The Compensation Committee considers that the use of relative TSR remains one of the most appropriate measures of long-term performance for Ferrari. Our stock performance since the time of listing shows the centrality of this factor, enabling also a strong correlation between pay and performance for our Executives.
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

The Annual General Meeting of shareholders held on April 16, 2020 (the “2020 AGM”) approved the directors’ 2019 remuneration report and Ferrari’s remuneration policy. The 2019 remuneration report was approved by 89.6% of votes cast, while the remuneration policy was approved by 77.3% of votes cast. This year we enhanced the disclosure of our remuneration as compared to our disclosure last year, including the full list of peers that we used to benchmark our executive compensation program and the level of achievement of the short-term incentives by members of the SMT.
The total remuneration paid in 2020 is aligned with the remuneration policy: no deviations or derogations were applied. The Compensation Committee regularly reviews the directors’ remuneration policy against the best corporate governance practices adopted by institutional shareholders and the recommendations of the main proxy advisors, considering also the view of the stakeholders on the remuneration policy and main features of the remuneration report.
The remuneration for the financial year 2020, as described in this report, is subject to a consultative vote at the Annual General Meeting of Shareholders scheduled for April 2021.
Louis Camilleri resigned from the Board as Chief Executive Officer in December 2020 for personal reasons. Our Executive Chairman, John Elkann, has taken on the position of interim CEO, while the Board of Directors is in the process of identifying the successor of Mr. Camilleri.
Ferrari’s remuneration policy provides that a substantial portion of the compensation of our executive directors and members of the SMT should be “at-risk”, meaning that each will receive a certain percentage of his or her total compensation only to the extent Ferrari and the executive accomplish short and long-term goals established by the Compensation Committee.
The purpose and features of the different elements of our remuneration structure for 2020 are outlined in the table below:

Component	Purpose	Terms and Conditions	Amounts
Remuneration Structure	- Attract, retain and motivate highly qualified executives to achieve challenging results

- Competitively position our compensation package compared to the compensation of comparable companies, mainly represented by the Peer Group and companies that compete for similar talent

- Reinforce our performance driven culture and meritocracy	Ferrari’s remuneration structure is organized as follows: - Fixed remuneration - Short-term incentives - Long-term incentives - Non-monetary benefits	-Offer a highly competitive compensation package compared to the reference market

-Reference Market: Roles with the same managerial complexity and responsibilities within comparable companies, including those represented by the Peer Group

Fixed Remuneration	Reward skills, contribution and experience required for the position held	- Executive Chairman: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the reference market

- Former CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Market

- SMT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resources, in line with reference market offering for roles of similar responsibility and complexity
'- Executive Chairman: €250,000 annually
'- Former CEO: €700,000 annually

'- Non-Executive Directors: $75,000 annually

'- SMT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource, in line with reference market offering for roles of similar responsibility and complexity

Short-Term Incentive Plan	- Achieve the annual financial, operational and other targets and additional business priorities - Motivate and guide executives’ activities over the short-term period	2020 Short-term incentives targets: - Based on achievement of annually predetermined performance objectives - Annual financial, operational and other identified objectives	- Executive Chairman: The Chairman compensation package for 2020 did not include any short-term incentives

- Former CEO: The former CEO compensation package for 2020 did not include any short-term incentives

- SMT Members: Variable incentive percentage of fixed remuneration based on the position held

Long-Term Incentive Plan	- Align the behavior of executives critical to the business with shareholders’ interests - Motivate executives to achieve long-term strategic objectives - Enhance retention of key resources	- Equity awards to promote creation of value for the shareholders

- PSUs and RSUs: vesting in instalments

- PSUs: 50% linked to TSR compared to Peer Group, 30% linked to EBITDA; 20% linked to a qualitative factor related to the sustainability and innovation of business
'- Executive Chairman: Target pay-opportunity is 300% and maximum pay-opportunity is 400% of base salary, in accordance with the long-term shareholder value creation and pay for performance principles of Ferrari’s remuneration policy

- Former CEO: Target pay-opportunity is 643% and maximum pay-opportunity is 857% of base salary

- SMT Members: variable incentive percentage of fixed remuneration based on the position held

Non-monetary Benefits	- Retain executives through a total reward approach - Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary fringe benefits such as company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling
Share Ownership Guidelines	- Ensures alignment with shareholders’ interests	- Executive Directors, other SMT members, other senior leaders and key employees are expected to build up share ownership over a period of 5 years	- Executive Chairman and former CEO: 6 times net base salary - SMT Members: 3 times net base salary

Executive directors’ pay-mix
    In light of the foregoing considerations, our Executive Chairman’s and former CEO’s compensation packages are structured as follows:

Chairman Target Amounts

25%
75%
Fixed Remuneration
Short-Term Incentives
Long-Term Incentives

Chairman Maximum Amounts

20%
80%
Fixed Remuneration
Short-Term Incentives
Long-Term Incentives

Former CEO Target Amounts

13%
87%
Fixed Remuneration
Short-Term Incentives
Long-Term Incentives

Former CEO Maximum Amounts

10%
90%
Fixed Remuneration
Short-Term Incentives
Long-Term Incentives

    As shown in the charts above, our compensation structure places an appropriate amount of compensation opportunities for our Executive Chairman and former CEO at risk based on long-term results. At-risk compensation is based on financial and non-financial performance measures and relative TSR. A significant portion of the compensation opportunities is delivered in equity, the vesting and value of which are intended to align the executive’s interests with shareholder returns. The Chairman and the former CEO compensation packages for 2020 did not include any short-term incentives.
Our remuneration policy is aligned with Dutch law and the Dutch Corporate Governance Code. In particular, the Dutch Corporate Governance Code requires listed companies to disclose certain information about the compensation of their Board and executive directors. Through this remuneration strategy, Ferrari fulfills the requirements of the Code ensuring full transparency with our shareholders.

2020 remuneration of executive directors and SMT members
The Board of Directors determines the compensation for our executive directors following the recommendation of the Compensation Committee and with reference to the remuneration policy. The compensation structure for executive directors and SMT members includes a fixed component and a variable component based on short and long-term performance or, for our Executive Chairman and former CEO, based solely on long-term performance. We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors and SMT members to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives, while considering the executive directors’ view concerning the level and structure of their own remuneration. Performance targets are set by the Compensation Committee to be both achievable and stretching, considering Ferrari’s strategic priorities and the automotive landscape. The performance measures that are used for variable components have been chosen to support Ferrari’s strategy, long-term interests and sustainability. We establish target compensation levels using a market-based approach and we monitor compensation levels and trends in the market. We also periodically benchmark our executive compensation program against peer companies.
In 2020 Ferrari conducted a benchmarking for the position of Chief Executive Officer and of Executive Chairman considering for the role of CEO an ad hoc peer group composed of 15 companies, representing the reference panel, which is comprised of companies with comparable business and labor market. Ferrari benchmarked its Chief Executive Officer’s total remuneration with those of listed companies deemed comparable with Ferrari in light of some or all of the following criteria: a) operating in the same business as Ferrari (Automotive); b) acting in similar sectors (car / motorcycle components); c) representing excellence and luxury in their respective sectors, d) presenting overall a similar Market Cap, Revenues and number of Employees with Ferrari. The companies in the peer group used for the CEO compensation benchmarking are listed below:

Chief Executive Officer Peer Group
Aston Martin Lagoonda	Brembo
Bayerische Motoren Worke	Burberry
Compagnie Financiere Richemont	Daimler
Harley-Davidson	Hermes International
Kering	LVMH
Moncler	Pirelli
Renault	The Estée Lauder Companies
Volkswagen
The current market position for the former CEO’s target compensation is below the 25th percentile of the above peer group. Target compensation consists of fixed and variable compensation (target value of short-term incentive and long-term incentive fair value), excluding fringe benefits and social contributions.
The Executive Chairman’s peer group comprises the companies of the CEO’s peer group which have a Chairman with powers and delegations comparable to Ferrari (5 Companies out of 15 of those inserted in CEO peer group), along with two additional peer companies (added in order to benchmark a statistically significant number of peers and determined based on companies that have a chairman with powers and authority comparable to the powers and authority of the Executive Chairman). The companies forming part of the Peer Group for the Executive Chairman target compensation benchmarking are listed below:

Executive Chairman Peer Group
Aston Martin Lagoonda	Brembo
Compagnie Financiere Richemont	Ford Motors
Hermes International	Salvatore Ferragamo
The Estèe Lauder Companies

The target compensation of the Executive Chairman of Ferrari is positioned far below the 25th percentile of the above peer group. Target compensation consists of fixed and variable compensation (target value of short-term incentive and long-term incentive fair value), excluding fringe benefits and social contributions.

On the basis of the remuneration policy objectives, compensation of executive directors and SMT members consists, inter alia, of the elements discussed below. Only the long-term incentives element of variable compensation was applicable to executive directors in 2020.
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
Our variable compensation programs are designed to recruit, motivate and reward executive directors and members of the SMT delivering operational and strategic performance over time. The provisions and financial objectives of our variable compensation programs are evaluated on an annual basis and modified in accordance with industry and business conditions.
Short-term incentives
The primary objective of our performance-based short-term variable cash-based incentives is to incentivize the members of the SMT to focus on the business priorities for the current or next year. The short-term incentive plan is designed to motivate its beneficiaries to achieve challenging targets, by recognizing individual contributions to the Group’s results on an annual basis. The Compensation Committee believes that it is appropriate to use a balance of corporate financial targets, strategic objectives and individual performance objectives.
The methodology for Short Term Incentive Calculation is the following:
The target level for both the Company Performance Factor and the Individual Performance Factor is 100%, reaching a possible maximum level which is equal to the 150% of target set level.
To determine the executive directors’ annual performance bonus, the non-executive directors, upon proposal of the Compensation Committee:
•approve the executive directors’ targets and maximum allowable bonuses;
•select the appropriate metrics and their weighting;
•set the stretch objectives;

•consider any unusual items in a performance year to determine the appropriate measurement of achievement; and
•approve the final bonus determination.
    In 2020, the Compensation Committee defined the Company Performance Factor by reference to four metrics:
•Net Revenues (20%)
•Consolidated Adjusted EBIT (20%)
•Consolidated Adjusted EBITDA Margin (20%)
•Industrial Free Cash Flow (40%)
The Compensation Committee established challenging goals for each metric, each of which pays out independently. There is no minimum bonus payout; as a result, if none of the threshold objectives are satisfied, there is no bonus payment.
In addition, upon proposal of the Compensation Committee, the non-executive directors have authority to grant special bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on Ferrari’s results. The form of any such bonus (cash, common shares of Ferrari or options to purchase common shares) is determined by the non-executive directors from time to time. No special bonuses were awarded to the executive directors or members of the SMT for 2020.
As described above, our executive directors (Executive Chairman and former CEO) were not included in the Short-Term Incentive Plan in 2020, as the focus of their role is primarily on the long-term view.
Long-term incentives
    We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the executive directors and members of the SMT to increasing shareholder value.
Equity Incentive Plan 2019-2021
On February 26, 2019, the Board of Directors approved a new equity incentive plan covering a performance period from 2019 to 2021. The Equity Incentive Plan 2019-2021 is consistent with the Company’s business plan presented at the Capital Markets Day in September 2018. Under the Equity Incentive Plan 2019-2021, a combination of performance share units (“PSUs”) and restricted share units (“RSUs”), each representing the right to receive one Ferrari common share, were awarded to the Executive Chairman and the former CEO of the Company (approved by Annual General Meeting on April 12, 2019), as well as to members of the SMT and other key employees of the Group.
Equity Incentive Plan 2020-2022
On February 17, 2020, the Board of Directors approved a new equity incentive plan covering a performance period from 2020 to 2022. The Equity Incentive Plan 2020-2022 is consistent with the Company’s business plan presented at the Capital Markets Day in September 2018. Under the Equity Incentive Plan 2020-2022, a combination of “PSUs” and “RSUs”, each representing the right to receive one Ferrari common share, have been awarded to the Executive Chairman, as well as to members of the SMT and other key employees of the Group. The former CEO was not eligible for the Equity Incentive Plan 2020-2022.
The Equity Incentive Plan 2020-2022 has the same features of the Equity Incentive Plan 2019-2021, as described below.
The PSU awards are earned based on the level of achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a peer group), ii) an EBITDA target, and iii) an innovation target. Each target is measured independently of the other targets and relates to separate portions of the aggregate awards. The RSU awards are service-based and vest conditional on the executive directors’ continued employment with the Company at the time of vesting.
Details of the equity long-term incentives granted to the Executive Chairman (Interim CEO) are summarized below:

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman (Interim CEO)	Equity Incentive Plan 2019-2021 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2019-2021 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman (Interim CEO)	Equity Incentive Plan 2020-2022 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2020-2022 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment

    The number of PSU awards earned is determined based on the level at which the three performance criteria described below are achieved. At the end of the vesting period, the total number of PSUs earned is equal to the sum of:
•the number of PSUs earned under the TSR payout factor; plus
•the number of PSUs earned under the EBITDA payout factor; plus
•the number of PSUs earned under the Innovation Performance Goal.

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance
TSR (50%)	Financial criteria	Peer Group (8 companies: Ferrari, Aston Martin, Burberry, Hermes, Kering, LVMH, Moncler, Richemont)	TSR is tracked for both Ferrari and the companies in the defined Peer Group calculating starting and ending prices as an average of the 30 calendar days prior to grant and award date
EBITDA (30%)	Financial criteria	5-year Business Plan	Earnings before interest, taxes, depreciation and amortization takes a company’s earnings, and subtracts its cost of debt, cost of goods sold and operating expenses and taxes, resulting in an indicator of Ferrari’s profitability
Innovation Performance Factor (20%)	Non-financial criteria	Critical project milestones	The Innovation Performance Factor focuses on the new product launches in line with Ferrari’s plan and on technological innovation. It is measured in terms of product launches (milestones, volumes and contribution margin), for a weight of 70%, and key technological projects, for the remaining 30%, to be achieved during the performance period.
Our non-financial criterion, the Innovation Performance Factor, is included in the Equity Incentive Plans in order to have a performance indicator directly linked to the long-term sustainability and technological innovation of our business.
The TSR peer group was updated during the course of 2019 in order to consider more strategically relevant comparable companies for Ferrari and remained the same in 2020.
In relation to the vesting of the PSUs awarded to the former CEO, for the interim performance periods ending on December 31, 2019 and December 31, 2020, a maximum of 100% of the units subject to the TSR and EBITDA payout factors would have been earned and vested even in case of performance above 100% of the target level of performance. Only at the end of the last interim performance period, ending on December 31, 2021, would any performance above 100% of the target level of performance result in a payout higher than 100% of the target award.
In relation to the vesting of the PSUs awarded to the Executive Chairman, the vesting of all units under each plan will occur after the end of the relevant performance period (i.e., December 31, 2021 and December 31, 2022), to the extent that the conditions for vesting are satisfied.
The performance period for the Equity Incentive Plan 2019-2021 PSUs commenced on January 1, 2019. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann in 2019 is €111.64 per share and the fair value of the PSUs that were granted to Mr. Camilleri in 2019 is €111.25 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and the former CEO in 2019
Grant date share price	€122.90
Expected volatility	26.5%
Dividend yield	0.9%
Risk-free rate	0%
The performance period for the Equity Incentive Plan 2020-2022 PSUs commenced on January 1, 2020. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann in 2020 is €136.06 per share.
The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman
Grant date share price	€142.95
Expected volatility	26.6%
Dividend yield	0.8%
Risk-free rate	0%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
While the RSUs granted to Mr. Camilleri under the Equity Incentive Plan 2019-2021 would have been eligible to vest in 2020, 2021 and 2022 subject to continued employment with the Company, the RSUs granted to Mr. Elkann under the Equity Incentive Plan 2019-2021 and under the Equity Incentive Plan 2020-2022 have a three-years cliff vesting period and will vest in 2022 and 2023 subject to continued employment with the Company. The fair value of the RSUs that were granted to Mr. Elkann in 2019 is €119.54 per share, the fair value of the RSUs that were granted to Mr. Elkann in 2020 is €139.39 per share and the fair value of the RSUs that were granted to Mr. Camilleri in 2019 is €120.56 per share.
Other benefits
    Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.
Severance
    The terms of service of the former CEO provided that, if the Company terminated his services for reasons other than for cause (as defined) or if he terminated his services for good reason (as defined), the Company would pay the CEO an amount equal to his annual base salary, in the amount received for the last fiscal year prior to termination of his services (the “Severance”). If within twenty-four months following a change of control (as defined), the CEO’s services were terminated by the Company (other than for cause), or were terminated by the CEO for good reason, the CEO would be entitled to receive the Severance and accelerated vesting of awards under his long-term incentive plan.
If within twenty-four months following a change of control (as defined), the Chairman’s services are terminated by the Company (other than for cause), or are terminated by the Chairman for good reason, the Chairman is entitled to receive the accelerated vesting of awards under his long-term incentive plan.

Internal pay ratios
In line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. In the absence of prescribed methodologies within the Dutch Corporate Governance Code, for the financial year 2020 we chose to show two different internal pay ratios:
1.Fixed Pay Ratio: considers the annual fixed salary provided for our executive directors versus the median and the average employee’s base salary.
Using the former CEO’s fixed remuneration provided for 2020 (€700,0001), the resulting former CEO pay ratio versus the median employee base salary was 21.3 (in 2019: 22) and 16.1 (in 2019:16.4) versus the average employee base salary. Please note that our CEO decided to waive the entirety of his base salary from April to the end of the year, which is not considered in the above pay ratio. Similarly, the Chairman pay ratio calculated using the Chairman’s fixed remuneration (€250,0001) versus the median employee base salary was 7.6 for 2020 (in 2019: 7.9) and 5.8 (in 2019:5.9) versus the average employee base salary. Please note that our Executive Chairman decided to waive the entirety of his base salary from April to the end of the year, which is not considered in the above pay ratio.
2.Total Target Pay Ratio: considers the annual target compensation of our executive directors versus the median and the average employee’s compensation, consisting of fixed and variable compensation, excluding fringe benefits and social contributions.
Using the former CEO’s target annual compensation of €5.2 million, the resulting former CEO pay ratio versus the median employee was 129.2 (in 2019: 138) and 95.9 (in 2019: 96.3) versus the average employee total compensation target. The change in the CEO pay ratio is primarily caused by the increase of the median and the average employee’s compensation, since no changes were applied to our former CEO compensation package in 2020. Similarly, the resulting Executive Chairman pay ratio using the Executive Chairman’s targeted annual compensation of €1.0 million versus the median employee was 24.9 (in 2019: 26.5) and 18.4 (in 2019:18.5) versus the average employee total compensation target. Also in this case, no changes were applied to our Executive Chairman compensation package in 2020.

		Former CEO		Chairman
		Median	Average	Median	Average
Fixed Pay Ratio	2020	21.3	16.1	7.6	5.8
	2019	22	16.4	7.9	5.9
Total Target Pay Ratio	2020	129.2	95.9	24.9	18.4
	2019	138	96.3	26.5	18.5

    The methodology used to calculate the “Fixed Pay Ratio”, which takes only the fixed remuneration component and excludes the variable components of compensation, was originally chosen for the following two reasons. First, the overall compensation package (including fixed and variable components) depends on the results achieved by Group. Therefore, poor performance would imply low or null variable remuneration, thereby reducing the pay ratio, with less efficient performance resulting in a lower ratio, which may wrongly signal a virtuous development. Secondly, we exclude variable compensation to ensure comparability of the ratio over time, and to avoid the ratio being skewed in different periods by the vesting features of the plan. We added the “Total Pay Ratio” disclosure starting from 2019 in order to provide a more complete internal pay ratio disclosure and offer additional insight into the pay ratio when the target annual compensation of our executive directors is considered.
The development of these ratios and any prescribed methodologies within the Dutch Corporate Governance Code will be monitored and disclosed going forward.
1 Target fixed remuneration

Recoupment of incentive compensation (claw back policy)
    The long-term incentive plans (the Equity Incentive Plan 2016-2020, the Equity Incentive Plan 2019-2021 and the Equity Incentive Plan 2020-2022) include a claw back clause, which allows the Company to claim the refund of part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).
    In particular, if a Recovery Event occurs within two years after the payment of cash or delivery of any shares in respect of the PSUs or RSUs, a participant will be required to repay the net amount received, as determined by the Board of Directors in its discretion.
Stock ownership
    In 2019 the Board of Directors determined stock ownership guidelines applicable to Ferrari’s directors and certain employees, recognizing the critical role that stock ownership has in aligning the interests, in particular, of Ferrari’s Executive Chairman, CEO, SMT members and senior leaders and key employees with those of the shareholders. As of the end of the 2020 financial year, covered employees should own Ferrari common shares in the following minimum amounts (as multiple of net base salary):

Incumbent	Share Ownership Guideline
Executive Chairman and former Chief Executive Officer	6 times net base salary
Other SMT members	3 times net base salary
Other senior leaders	1.5 times net base salary
Other key employees	1 times net base salary
    The above listed covered employees are required to achieve the applicable ownership threshold within five years, through acquisitions of Ferrari common shares as a result of the vesting of PSUs or RSUs until the required ownership level has been met, excluding any shares sold to pay taxes in connection with the granting of those shares.
In addition to the stock ownership guidelines, the Executive Chairman and the former Chief Executive Officer are each required to retain one hundred percent (100%) of the number of shares of common stock issued, on a net, after-tax basis, upon vesting and settlement of any equity awards granted to such individual until the fifth anniversary of the grant date of such award other than death, termination of service due to total disability, approved leave of absence or retirement.
Scenario analysis
    On an annual basis, the non-executive directors, upon proposal of the Compensation Committee, examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our executive directors (scenario analysis). To date, the non-executive directors believe the remuneration policy has proven effective in terms of establishing a correlation between Ferrari’s strategic goals and the chosen performance criteria, as the main key performance criteria of our executive directors’ long-term incentive plan (i.e. the TSR, EBITDA and Innovation Performance Factor), which represents a significant part of the Chairman’s and the former CEO’s compensation package, supports both Ferrari’s business strategy and value creation for our shareholders.
The Compensation Committee evaluates the mix of variable compensation linked to financial and non-financial performance, as well as shareholder returns, taking also into account the wages and employment conditions of our employees. Our incentive plans are based on peer and market benchmarked performance metrics.
    In the event that specific long-term threshold performance targets are not achieved, there will be no variable pay vesting or payout for executive directors for the relevant period.
    The following table and chart describe compensation levels that the Executive Chairman could receive and the former CEO could have received under different scenarios in a calendar year, assuming a constant share price (i.e. no appreciation):

Element of remuneration	Details of assumption
Fixed remuneration	This comprises base salary with effect from January 1, 2020. The Executive Chairman salary is €250,000 and the former CEO salary was €700,000
Short-term Incentive Plan	The Chairman and the former CEO compensation packages do not include short-term incentives.
Long-term Incentive Plan
Executive Chairman:
–in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs and solely the payment of RSUs;
–in case of achievement of the targets for each of the performance criteria, the scenario assumes an award equal to target pay opportunity (300% of base salary);
–in case of achievement of the maximum level of each performance criteria the scenario assumes the award equal to maximum pay opportunity (400% of base salary).

Former CEO:
–in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs and solely the payment of RSUs;
–in case of achievement of the targets for each of the performance criteria the scenario assumes the award equal to target pay opportunity (643% of base salary);
–in case of achievement of the maximum for each of the performance criteria the scenario assumes the award equal to maximum pay opportunity (857% of base salary).

N.B. Details about the Chairman and the former CEO’s actual 2020 remuneration are included in section 2. Implementation of remuneration policy in 2020

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

The current annual remuneration for the non-executive directors (which was approved at the Annual General Meeting of Shareholders’ of the Company, held on April 16, 2020) is shown in the table below:

Non-Executive Director Compensation	U.S. $
Annual cash retainer	$ 75,000
Additional retainer for Audit Committee member	$ 10,000
Additional retainer for Audit Committee Chairman	$ 20,000
Additional retainer for Compensation Committee member	$ 5,000
Additional retainer for Compensation Committee Chairman	$ 15,000
Additional retainer for Governance and Sustainability Committee member	$ 5,000
Additional retainer for Governance and Sustainability Committee Chairman	$ 15,000
Additional retainer for the senior non-executive Director	$ 25,000
    All remuneration of the non-executive directors is paid in cash.

2. Implementation of Remuneration Strategy in 2020
Introduction
    This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2020. The remuneration granted in the year ended December 31, 2020 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.
2020 compensation for the Ferrari Board of Directors and SMT
In response to the healthcare crisis caused by the COVID-19 pandemic, the Board of Directors pledged their full cash compensation from April 2020 to the end of the year to help fund Company initiatives to support the communities in which Ferrari operates, with the Senior Management Team donating 25 percent of their salaries for the same period. Thanks to these contributions, which amounted to nearly Euro 2,000,000, Ferrari funded a number of initiatives in the Emilia Romagna region initially concentrated in the communities of Maranello, Fiorano and Formigine.
Aid to the different towns includes some initiatives which were coordinated directly with the local authorities including (i) purchasing of COVID-19 test kits and diagnostic equipment for the Policlinico di Modena and the hospital of Baggiovara and Sassuolo, (ii) distributing food in Maranello, (iii) acquiring an emergency medical service vehicle in support of the local communities and computer equipment for schools.
Moreover, to help employees in light of the impact of COVID-19, we took several measures during the course of 2020 in order to prevent the spread of COVID-19 at our facilities, implementing the “Back on Track program”, in order to protect the health and well-being of our workforce and customers. We also implemented screening activities and offered on a voluntary basis a flu vaccination campaign to our employees, their family members and our suppliers representatives.

Directors’ compensation
    The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2020 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration		Variable remuneration (€)		Extraordinary items (€)	Pension expense (€)	Total remuneration (4) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann (1)	Chairman and Executive Director	65,904	11,886 (3)	—	(*)	—	—	77,790
Louis C. Camilleri (2)	Chief Executive Officer and Executive Director	363,960	11,886 (3)	—	(*)	—	—	375,846
Total	Executive Directors	429,864	23,772	—		—	—	453,610 (5)
Piero Ferrari	Vice Chairman and Non-Executive Director	18,155	11,886 (3)	—		—	—	30,041
Sergio Duca	Senior Non-Executive Director	27,233	—	—		—	—	27,233
Delphine Arnault	Non-Executive Director	17,020	—	—		—	—	17,020
Francesca Bellettini (6)	Non-Executive Director	—	—	—		—	—	—
Giuseppina Capaldo (7)	Non-Executive Director	23,829	—	—		—	—	23,829
Roberto Cingolani (8)	Non-Executive Director	—	—	—		—	—	—
Eddy Cue	Non-Executive Director	19,290	—	—		—	—	19,290
John Galantic (6)	Non-Executive Director	—	—	—		—	—	—
Maria Patrizia Grieco	Non-Executive Director	19,290	—	—		—	—	19,290
Adam Keswick	Non-Executive Director	17,020	—	—		—	—	17,020
Elena Zambon (7)	Non-Executive Director	17,020	—	—		—	—	17,020
Total	Non-Executive Directors	158,857	11,886	—		—	—	169,504 (5)
(1)From 01/01/2020 to 12/15/2020: Chairman and Executive Director. From 12/15/2020 to 12/31/2020: Chairman, CEO and Executive Director.
(2)Mr. Camilleri was CEO until 12/10/2020.
(3)Relate to car benefits provided to Mr. Camilleri, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(4)Certain amounts have been translated from U.S. Dollars to Euro.
(5)In response to the healthcare crisis caused by the COVID-19 pandemic, the Board of Directors waived their full cash compensation from April to the end of the year to help fund Company initiatives to support the communities in which Ferrari operates.
(6)Mrs. Francesca Bellettini and Mr. John Galantic were Non-Executive Directors from 04/16/2020.
(7)Mrs. Elena Zambon and Mrs. Giuseppina Capaldo were Non-Executive Directors from 01/01/2020 to 04/16/2020.
(8)Mr. Roberto Cingolani was Non-Executive Director from 04/16/2020 to 02/13/2021.
(*) For information regarding equity-based variable compensation see Share- Based Compensation of Executive Directors below.

    The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2019 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration		Variable remuneration (€)		Extraordinary items (€)	Pension expense (€)	Total remuneration in 2019(4) (€)
		Annual fee (€)	Fringe benefits(2) (€)
John Elkann(1)	Chairman and Executive Director	211,666	11,920	—		—	—	223,586
Louis C. Camilleri	Chief Executive Officer and Executive Director	700,000	3,668	—	(*)	183,587	—	887,255
Total	Executive Directors	911,666	15,588	—		183,587	—	1,110,841
Piero Ferrari	Vice Chairman and Non-Executive Director	71,552	11,920	—		—	—	83,472
Sergio Duca(3)	Senior Non-Executive Director	109,810	—	—		—	—	109,810
Delphine Arnault	Non-Executive Director	67,080	—	—		—	—	67,080
Giuseppina Capaldo	Non-Executive Director	86,465	—	—		—	—	86,465
Eddy Cue	Non-Executive Director	73,542	—	—		—	—	73,542
Lapo Elkann(5)	Non-Executive Director	18,627	—	—		—	—	18,627
Amedeo Felisa(5)	Non-Executive Director	18,627	—	—		—	—	18,627
Maria Patrizia Grieco	Non-Executive Director	76,024	—	—		—	—	76,024
Adam Keswick	Non-Executive Director	67,080	—	—		—	—	67,080
Elena Zambon	Non-Executive Director	74,535	—	—		—	—	74,535
Total	Non-Executive Directors	663,342	11,920	—		—	—	675,262
(1)From 01/01/2019 to 04/12/2019: Chairman and Non-Executive Director. From 04/12/2019 to 12/31/2019: Chairman and Executive Director.
(2)Relate to car benefits provided to Mr. Camilleri, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(3)Certain amounts have been translated from U.S. Dollars to Euro.
(4)The amount includes an extraordinary lump sum to compensate the Italian taxation impact on the CEO’s relocation to Italy.
(5)Mr. Lapo Elkann and Mr. Amedeo Felisa were Non-Executive Directors from 01/01/2019 to 04/12/2019.
(*) For information regarding equity-based variable compensation see Share-Based Compensation of Executive Directors below.

The following table shows a comparison of the total remuneration of directors over the last five years, based on Ferrari directors who served as directors in 2020.

Directors’ Total Remuneration (€)
		2020	2019	2018	2017	2016
John Elkann	Chairman and Executive Director	77,790	223,586(1)	92,579(2)	115,317	142,864
Louis C. Camilleri	Chief Executive Officer and Executive Director	375,846(3)	887,255	270,412(4)	133,021	214,987
Piero Ferrari	Vice Chairman and Non-Executive Director	30,041	83,472	80,546	111,919	193,610
Sergio Duca	Senior Non-Executive Director	27,233	109,810	94,890(5)	119,743	212,506
Delphine Arnault	Non-Executive Director	17,020	67,080	63,889	97,614	130,637
Francesca Bellettini (6)	Non-Executive Director	—	—	—	—	—
Giuseppina Capaldo (7)	Non-Executive Director	23,829	86,465	73,781	106,465	195,162
Roberto Cingolani (8)	Non-Executive Director	—	—	—	—	—
Eddy Cue	Non-Executive Director	19,290	73,542	68,149	102,039	186,170
John Galantic (6)	Non-Executive Director	—	—	—	—	—
Maria Patrizia Grieco	Non-Executive Director	19,290	76,024	72,408	106,465	136,750
Adam Keswick	Non-Executive Director	17,020	67,080	63,889	97,614	130,637
Elena Zambon (7)	Non-Executive Director	17,020	74,535	72,030	102,039	189,138
Company Performance (€ million)
Adjusted EBITDA		1,143	1,269	1,114	1,036	880
Average Ferrari Share Price		155.98	131.44	105.49	79.93	41.62
Median of fixed remuneration on a full-time equivalent basis of employees(*) (€)
Median fixed remuneration of employees		32,876	31,782	30,600	30,385	29,938
(*) This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.

(1)From 01/01/2019 to 04/12/2019: Chairman and Non-Executive Director. From 04/12/2019 to 12/31/2019: Chairman and Executive Director.
(2)From 01/01/2018 to 07/21/2018: Vice Chairman and Non-Executive Director. From 07/21/2018 to 12/31/2018: Chairman and Non-Executive Director.
(3)Chief Executive Officer and Executive Director until 12/10/2020.
(4)From 01/01/2018 to 07/21/2018: Senior Non-Executive Director. From 09/07/2018 to 12/31/2018: Chief Executive Officer and Executive Director.
(5)From 07/21/2018 to 12/31/2018: Senior Non-Executive Director.
(6)Mrs. Francesca Bellettini and Mr. John Galantic were Non-Executive Directors from 04/16/2020.
(7)Mrs. Elena Zambon and Mrs. Giuseppina Capaldo were Non-Executive Directors from 01/01/2020 to 04/16/2020.
(8)Mr. Roberto Cingolani was Non-Executive Director from 04/16/2020 to 02/13/2021.

Share-Based Compensation of Executive Directors
    The following table provides an overview of the outstanding equity incentive plans provided to Ferrari Executive Directors in 2020:

Name, position	Main conditions of share award plans				Movements in share awards during 2020
	Plan	Performance period	Grant date	Vesting date	Number of unvested shares at January 1, 2020	Shares awarded	Shares vested	Number of unvested shares at December 31, 2020	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2022	20,703	—	—	20,703	13,802
	Equity Incentive Plan 2020-2022	2020 - 2022	April 2020	March 2023	—	4,829	—	4,829	3,219
Louis C. Camilleri, Former Chief Executive Officer	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2020 March 2021 March 2022	124,218	—	23,739	100,479	72,876

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
The former Chief Executive Officer of the Company, Mr. Louis C. Camilleri, was the beneficiary of PSU and RSU awards under the Equity Incentive Plan 2019-2021. Under the terms and conditions of the applicable award agreement, the number of PSUs and RSUs awarded to Mr. Camilleri is equal to the target number of vested and unvested units of the whole first installment for the performance period ending December 31, 2019, the whole second installment for the performance period ending December 31, 2020, and the whole third installment for the performance period ending December 31, 2021. In 2020, 9,937 PSUs and 13,802 RSUs vested for the former Chief Executive Officer in relation to the first installment. As a result of the former Chief Executive Officer’s decision to resign from his role as Chief Executive Officer and member of the Board of Directors in December 2020 for personal reasons, under the terms and conditions of the applicable award agreement the remaining target number of 72,876 PSUs and 27,604 RSUs vested in February 2021, not considering the possible over-achievement of performance indicators for the PSU awards (relative TSR, EBITDA and Innovation Performance Factors).
The former Chairman and Chief Executive Officer of the Company, Mr. Sergio Marchionne, was the beneficiary of PSU awards under the Equity Incentive Plan 2016-2020. Under the terms and conditions of the applicable award agreement, the PSUs awarded to Mr. Marchionne under the plan remain outstanding following Mr. Marchionne’s death in July 2018 for the benefit of his heirs, and are eligible to be earned based on the actual performance of the Company and in accordance with the other terms and conditions of the award agreement. For the second tranche of the PSU awards under the Equity Incentive Plan 2016-2020, which cover the performance period from 2017 to 2019, Ferrari ranked second in TSR within the defined industry-specific peer group applicable to the plan, corresponding to the vesting of 120 percent of the target PSUs awarded for the related period. As a result, in 2020 210,000 PSU awards previously granted to Mr. Marchionne under the Equity Incentive Plan 2016-2020 vested. A further 150,000 PSU awards previously awarded under the plan remain outstanding at December 31, 2020 and are subject to vesting based on the actual performance of the Company compared to the peer group over the related performance periods from 2016 to 2020.
Compensation of the members of the SMT
    The compensation paid to or accrued during the year ended December 31, 2020 by Ferrari and its subsidiaries to the members of the SMT (excluding the CEO) amounted to €14.2 million in aggregate, considering the voluntary reduction of the salary as outline above, €2.2 million for short-term incentives (which is linked to the FY 2020 performance and represents nearly around the half of target set levels), €0.2 million for the Group’s contributions to pension funds and €5.3 million for share-based compensation in relation to PSUs and RSUs granted under the Group’s equity incentive plans. The PSU and RSU awards that will vest in March 2022, subject to continued employment and, for the PSU awards, to the achievement of performance conditions related to TSR, EBITDA and Innovation, as described above. Given Ferrari’s second place positioning in the TSR ranking against the Peer Group (corresponding to the vesting of 120 percent of the target PSUs awarded) for the second tranche of the Equity Incentive Plan 2016-2020, which covers the performance period from 2018 to 2020, ending at December 31, 2020, 48,856 PSUs and 19,812 RSUs had vested for SMT members (excluding the former CEO).

Director and Officer Overlaps
There are overlaps among the directors and officers of Stellantis (formerly FCA) and our directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. John Elkann our Chairman and interim Chief Executive Officer, is also the Chairman of Stellantis and the Chairman and Chief Executive Officer of Exor. At February 15, 2021, Exor held approximately 24.05 percent of our outstanding common shares and approximately 35.82 percent of the voting power in the Company, while it holds approximately 14.4 percent of the outstanding common shares in Stellantis, based on SEC filings. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Item 3.D.—Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with Stellantis and Exor and its related companies”.

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
The Audit Committee consists of the following members:

Name	Position
Sergio Duca	Chairperson
Francesca Bellettini	Member
Maria Patrizia Grieco	Member
    Pursuant to the charter of the Audit Committee, the function of the Audit Committee is to assist and advise the Board of Directors and act under authority delegated by the Board of Directors, with respect to, inter alia: (i) the integrity of Ferrari’s financial statements, including any published interim reports; (ii) Ferrari’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) Ferrari’s compliance with legal and regulatory requirements; (v) Ferrari’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; (vii) the review and approval of related party transactions, and (viii) the implementation and effectiveness of the Company’s ethics and compliance program. The Audit Committee is comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

•neither have a material relationship with Ferrari, as determined by the Board of Directors nor be performing the functions of auditors or accountants for Ferrari;
•be an “independent” member of the Board of Directors under the rules of the NYSE and Rule 10A-3 under the Exchange Act and within the meaning of the Code; and
•be “financially literate” and have “accounting or selected financial management expertise” qualifications, as determined by the Board of Directors.
At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and section 2(3) of the Dutch Decree on the Establishment of an audit committee.
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairperson
Delphine Arnault	Member
Eddy Cue	Member
Pursuant to the charter of the Governance and Sustainability Committee, the function of the Governance and Sustainability Committee is to assist and advise the Board of Directors and act under authority delegated by the Board of Directors with respect to, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointment of executive and non-executive directors. The Governance and Sustainability Committee is comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at least half of whom must be independent within the meaning of the Code, elected by the Board of Directors. Mrs. Delphine Arnault was appointed as a member of the Governance and Sustainability Committee on February 26, 2021, replacing Mr. Roberto Cingolani who resigned from his role as non-executive Director and member of the Governance and Sustainability Committee with effect from February 13, 2021, following his appointment as a Minister of the Italian Government.
The Compensation Committee consists of the following members:

Name	Position
John Galantic	Chairperson
Eddy Cue	Member
Piero Ferrari	Member
Pursuant to the charter of the Compensation Committee, the function of the Compensation Committee is to assist and advise the Board of Directors and act under authority delegated by the Board of Directors with respect to: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; and (iv) remuneration reports. The Compensation Committee is comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.

D. Employees
    Human capital is a crucial factor in our success, building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, including our appraisal system to assess our middle-managers and white collar employees through performance management metrics; our talent management and succession planning; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Benessere, which includes, among other programs, Formula Benessere Donna and Formula Benessere Junior (offering medical assistance to employees and their families) and Formula Estate Junior (offering Summer Campus to the children of employees).

    At December 31, 2020, we had a total of 4,556 employees, including 137 managers and senior managers. Of these, 4,296 were based at our Maranello facility, and 260 in offices around the world (including 26 managers and senior managers), mostly in North America and China.

	At December 31,
	2020	2019	2018
White-collar employees and middle-managers	2,186	1,983	1,691
Italy	1,961	1,772	1,517
Rest of the world	225	211	174
Workers	2,233	2,179	2,050
Italy	2,224	2,170	2,047
Rest of the world	9	9	3
Managers and senior managers	137	123	110
Total	4,556	4,285	3,851
Approximately 11 percent of the employees were trade union members in 2020. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC)and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
All of our employees are covered by collective bargaining agreements. Our managers are represented by the Italian trade union, Federmanager, and are subject to a collective bargaining agreement, which will expire on December 31, 2022. Our other employees are covered by two agreements: the first one entered into by FCA, CNH Industrial and Ferrari with FIM-CISL, UILM-IUL, FISMIC, UGL and AQCF signed on March 11, 2019 which will expire on December 31, 2022, and the second one named “Accordo Premio di Competitività Ferrari” signed on September 25, 2019 which will expire on December 31, 2023. This collective bargaining contract provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €13,000 gross per year and payable in four installments: three advances and a final balance.
In addition to the collective agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

E. Share Ownership
    The number of shares directly and indirectly owned by members of the Board of Directors on February 15, 2021 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.2%	18,892,160	29.8%
John Elkann	15,375	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
Adam Keswick	2,643	(*)	—	—

(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 15, 2021.
    No members of the SMT beneficially own 1 percent or more of the Company’s common shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
    Exor is the largest shareholder of Ferrari through its approximately 24.05 percent shareholding interest in our outstanding common shares (as of February 15, 2021). See “Item 4.A. History and Development of the Company.” As a result of the loyalty voting mechanism, Exor’s voting power is approximately 35.82 percent (as of February 15, 2021). In addition, as of February 15, 2021, Mr. Piero Ferrari holds approximately 10.23 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.23 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “—Shareholders’ Agreement”.
Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of that merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds 52.99 percent of its share capital, based on regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 15, 2021, were John Elkann, Jeroen Preller, Florence Hinnen, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia and Benedetto Della Chiesa.
    Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 15, 2021:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	24.05%
Piero Ferrari (2)	18,894,295	10.23%
T. Rowe Price Associates, Inc (3)	7,996,362	4.33%
BlackRock, Inc. (4)	7,105,004	3.85%
Other public shareholders	106,316,949	57.54%
(1)The percentages of share capital set out in this table are calculated as the ratio of (i) the aggregate number of outstanding common shares beneficially owned by the shareholder to (ii) the total number of outstanding common shares (net of treasury shares) of Ferrari. These percentages may slightly differ from the percentages of share capital included in the public register held by the AFM of all notifications made pursuant to the disclosure obligations under chapter 5.3 of the Dutch Act on financial supervision (Wet op het financieel toezicht; the “AFS”), inter alia, because any shares held in treasury by Ferrari are included in the relevant denominators for purposes of the AFS disclosure obligations.
(2)Each of Exor and Piero Ferrari participate in the loyalty voting program of Ferrari. As of February 15, 2021 Exor owned 44,435,280 special voting shares and Mr. Ferrari owned 18,892,160 special voting shares. Therefore, as discussed above in this section, their voting power in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3)Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 14, 2018, File No. 005-89223), T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940. Based on subsequent filings with the SEC, out of the common shares beneficially owned as set forth in the table, T. Rowe Price associates, Inc. has sole voting power over 4,296,760 common shares.
(4)Holdings as of February 11, 2021 based on latest filings with the AFM. Based on filings with the SEC (schedule 13G filed by BlackRock, Inc. on February 2, 2021, File No. 005-89223), BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
    Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 15, 2021, approximately 59.7 million Ferrari common shares, or 30.8 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,948 record holders had registered addresses in the United States.

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
The foregoing will not apply in the case of transfers of Ferrari common shares: (i) by any party to the Shareholders’ Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Ferrari Articles of Association) of such party, (ii) by Exor, to any affiliate of G.A., to a successor in business of G.A. and to any affiliate of a successor in business of G.A., and (iii) by any party to the Shareholders’ Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari shall not apply in relation to, and Piero Ferrari shall be free and allowed to carry out, market sales to third parties of his Ferrari common shares which in the aggregate do not exceed, during the whole period of validity of the Shareholders’ Agreement, 0.5 percent of the number of common shares owned by Piero Ferrari upon completion of the Separation.
Term
The Shareholders’ Agreement entered into force upon completion of the Separation on January 3, 2016 and provides that it shall remain in force until the fifth anniversary of the effective date of the Separation, provided that if neither of the parties to the Shareholders’ Agreement terminates the Shareholders’ Agreement within six months before the end of the initial term, then the Shareholders’ Agreement shall be renewed automatically for another five year term. Since neither of the parties to the Shareholders’ Agreement terminated it within six months before January 3, 2021, the Shareholders’ Agreement was automatically renewed for another five year term and, therefore, until January 3, 2026.
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

B. Related Party Transactions
Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the Stellantis (formerly FCA) Group and other companies controlled by Exor (including CNH Industrial N.V. and its subsidiaries), and our unconsolidated subsidiaries, associates and joint ventures. In addition, members of our Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

    We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the Stellantis Group;
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by Stellantis Group;
•a technical cooperation, starting from November 2019, between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which were controlled by the FCA Group (now the Stellantis Group) until May 2, 2019 when FCA (now Stellantis) completed the sale of Magneti Marelli. Following the sale, Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including human resources, payroll, tax, procurement of insurance coverage and sponsorship revenues.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to CNHI Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.
Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
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
Dividend Policy
Subject to the approval by the Shareholders at the 2021 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 0.867 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 160 million.
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
On February 9, 2018, Ferrari launched a share repurchase program for the repurchase of up to Euro 100 million in common shares, which was completed on November 27, 2018. On December 28, 2018, Ferrari launched the first tranche of a multi-year Euro 1.5 billion total share repurchase program expected to be executed by 2022 for the repurchase of up to Euro 150 million in common shares, which was completed on June 26, 2019. On July 1, 2019, Ferrari announced the launch of a second tranche of the above mentioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Such second tranche started on July 2, 2019 and was completed on November 12, 2019. On November 14, 2019, Ferrari announced the launch of a third tranche of the above mentioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Such third tranche commenced on November 15, 2019 and was terminated on March 30, 2020. As of the same date, Ferrari also announced its decision to temporarily suspend its multi-year share repurchase program until further announcement.
As of December 31, 2020, Ferrari’s common shares held in treasury amounted to 9,175,609. As of the same date, the Company held in treasury 3.57 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the above-mentioned share repurchase program, refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.
On February 26, 2019 the Board of Directors approved the issuance of 6,855,396 special voting shares with a nominal value of one Euro cent (€0.01) per share to be assigned to existing shareholders entitled to receive such special voting shares under the terms of the loyalty voting program.
A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enables Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016 up to and including January 1, 2021. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization has been renewed for the period starting from January 2, 2021 up to and including October 15, 2021.
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
In accordance with the resolution of the 2019 Annual General Meeting of Shareholders on August 29, 2019 the Company cancelled all 3,902 special voting shares it previously held in treasury.
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
Ferrari has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the remuneration policy, the Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The Board of Directors must submit to the Annual General Meeting of Shareholders for its approval plans to award shares or the right to subscribe for shares. The policy was amended as approved by the Annual General Meeting of Shareholders held on April 16, 2020 to implement changes necessary pursuant to the implementation of the EU Directive 2017/828 into Dutch law. The amended remuneration policy, as adopted by the 2020 Annual General Meeting of Shareholders, builds upon the previous remuneration policy (as partially amended and as approved by the Annual General Meeting of Shareholders held on April 14, 2017) and no material changes were made compared to the previous remuneration policy. In addition the amended policy will provide for the Board of Directors to issue stock ownership guidelines applicable to directors and employees.
Ferrari shall not grant the directors any personal loans or guarantees.
Loyalty Voting Program
In connection with the Separation, Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA, Piero Ferrari and FCA shareholders holding FCA special voting shares prior to the Separation including Exor, in addition to Ferrari common shares.
As of February 15, 2021, Exor held approximately 35.82 percent of the voting power in the Company, Piero Ferrari held approximately 15.23 percent of the voting power in Ferrari and public shareholders held approximately 48.95 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Item 4.A. History and Development of the Company”.
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
The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization has been renewed for the period starting from January 2, 2021 up to and including October 15, 2021.
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
The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. Pursuant to the resolutions of the Annual General Meeting held on April 16, 2020, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from January 2, 2021 up to and including October 15, 2021.
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
Voting Rights
Each Ferrari common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Ferrari Articles of Association prescribes a larger majority. Under Dutch law and/or the Ferrari Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:
•a resolution to reduce the issued share capital;
•a resolution to amend the Ferrari Articles of Association;
•a resolution to restrict or exclude rights of pre-emption;
•a resolution to authorize the Board of Directors to restrict or exclude shareholder rights of pre-emption;
•a resolution to enter into a legal merger or a legal demerger; or
•a resolution to dissolve Ferrari.
    Under Dutch law, a resolution to adopt the remuneration policy requires three-fourths of the votes validly cast, unless the Ferrari Articles of Association include a lower threshold which could be inserted in the Ferrari Articles of Association through a resolution of the General Meeting pursuant to a prior proposal of the Board of Directors. Such a resolution to amend the Ferrari Articles of Association must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such General Meeting and a simple majority vote if one-half or more than one-half of the issued share capital is present or represented at such General Meeting.
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
Furthermore, each member of the Board of Directors must notify the AFM:

•within two weeks after his/her appointment of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, and
•subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, immediately after the relevant change.
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
Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by Ferrari and/or by one or more shareholders who alone or together with others represent at least three percent of the issued and outstanding share capital of Ferrari or are able to exercise at least three percent of the voting rights. The measures that the civil court may impose include:
•an order requiring appropriate disclosure;
•suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;
•voiding a resolution adopted by the General Meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and
•an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Ferrari. Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.
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
Ferrari shall publish and transmit to CONSOB any information disseminated in any non-EU-countries where Ferrari’s common shares are listed (i.e., the United States), if this information is significant for the purposes of the evaluation of Ferrari’s common shares listed on the MTA.
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

C. Material Contracts
    For a description of Ferrari’s equity incentive plans please see Item 6.B. “Compensation”.

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

E. Taxation
Material United States Federal Income Tax Consequences
This section describes the material U.S. federal income tax consequences of owning Ferrari common shares and special voting shares. It applies solely to U.S. holders (as defined below) that hold common shares or special voting shares of Ferrari as capital assets. This section does not apply to holders subject to special rules, including:
•a dealer in securities or foreign currencies,
•a regulated investment company,
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•a tax-exempt organization,
•a bank, financial institution, or insurance company,
•a person liable for the alternative minimum tax,
•a person that actually or constructively owns 10 percent or more, by vote or value, of Ferrari,
•a person that holds common shares or special voting shares of Ferrari as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,
•a person that acquired common shares or special voting shares of Ferrari pursuant to the exercise of employee stock options or otherwise as compensation, or
•a person whose functional currency is not the U.S. Dollar.
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
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
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
Ferrari would be a PFIC with respect to a U.S. holder if for any taxable year in which the U.S. holder held shares of Ferrari stock, after the application of applicable “look-through rules”:
•75 percent or more of Ferrari’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.
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
Definitions
In this section, the following terms have the meaning defined below:
•“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);
•“EEA State”: a State that is party to the European Economic Area Agreement;
•“Finance Act 2017”: Law No. 232 of December 11, 2016;
•“Finance Act 2018”: Law No. 205 of December 27, 2017;
•“Finance Act 2019”: Law No. 145 of December 30, 2018;
•“Finance Act 2020”: Law No. 160 of December 27, 2019;
•“Finance Act 2021”: Law No. 178 of December 30, 2020;
•“IRES”: Italian corporate income tax;
•
•“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented, or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace the Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;
•“Non-Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, other than Qualified Holdings;
•“Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than two percent of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Ferrari’s issued and outstanding capital in excess of 5 percent; and

•“Transfer of Qualified Holdings”: transfers of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Ferrari’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which Ferrari common shares may be acquired, the percentage of voting rights or interest in Ferrari’s capital potentially attributable to the holding of such rights and securities is taken into account.
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
Finance Act 2018 provides for an interim regime that applies to dividend distributions that are (i) paid out of profits realized by Ferrari until the fiscal year that was current on December 31, 2017 and (ii) declared before December 31, 2022 (dividends declared after this date are subject to the new tax regime enacted by Finance Act 2018 and described below in detail in this section). These dividend distributions would be subject to the old tax regime that applied before Finance Act 2018. In particular, Italian resident individuals holding a Qualified Holding not in connection with a business activity (i) would not be subject to a withholding tax on the distribution, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings, but (ii) would have to include in their taxable income:
–40 percent of the amount of the dividends paid out of profits formed until the fiscal year that was current on December 31, 2007;
–49.72 percent of the amount of the dividends paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016;
–58.14 percent of the amount of the dividends paid out of profits formed in the fiscal year that was current on December 31, 2017.
Article 1(4) of Ministerial Decree of May 26, 2017 sets forth a priority rule whereby dividends are first deemed to be paid out of profits earned by the distributing company until the fiscal year that was current on December 31, 2007, then out of profits earned until the fiscal year that was current on December 31, 2016 and finally out of profits of subsequent fiscal years.
Article 32-quater of Law Decree No. 124 of October 26, 2019 provides for an interim regime that applies to dividend distributions received by Italian non-business partnerships (“società semplici”) that are (i) paid out of profits realized by Ferrari until December 31, 2019 and (ii) declared before December 31, 2022.
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
(iv)    Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA
No Italian tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società semplici”, “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA). Only 58.14 percent of such dividends are included in the overall business income to be reported by the partnership if the partnership is a business partnership. If it is instead a non-business partnership (“società semplice”), based on Article 32-quater of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).
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
(v)    Non-business entities referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian undertakings for collective investment (“OICR”). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74 percent of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016). For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the common shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the common shares as eligible investment under Article 1(89) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the common shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10 percent of the gross asset value of the social security entity of the previous year.
As of the fiscal year current on January 1, 2021, according to Article 1(44 - 46) of Finance Act 2021, 50 percent of the dividends paid to non-business entities referred to in Article 73(1)(c) CITA will be excluded from their IRES taxable base provided that they: (i) exclusively or mainly carry out any of the qualifying non-profit activities listed in Article 1(45) of Finance Act 2021 and (ii) earmark the related tax savings to a non-distributable reserve and use these resources to finance these non-profit activities.
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
As of January 1, 2021, pursuant to Article 1(631) of Finance Act 2021, no Italian tax is withheld at source on dividends paid to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List.
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
    QUALIFIED HOLDINGS. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity. However, as of January 1, 2021, under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List. In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable.
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
Financial Transaction Tax
Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (“FTT”) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.
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
a.At a rate of 4 percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.
b.At a rate of 6 percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).

c.At a rate of 8 percent in any other case.
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
Wealth Tax on Financial Products Held Abroad
Under Article 19 of Decree No. 201 of December 6, 2011, individuals, non-business entities and non-business partnerships resident for tax purposes in Italy, which hold certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20 percent. The wealth tax applies on the market value at the end of the relevant year or - in the lack thereof - on the nominal value or the redemption value of such financial products held outside of Italian territory. The wealth tax cannot exceed €14,000 per year for investors other than individuals.
Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the common shares and the special voting shares in Ferrari) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the beneficial owners thereof for the purposes of anti-money laundering legislation.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Please refer to Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements included within this Document for details on the market risks that the Group is exposed to.

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

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
    None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2020 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
    No change to our internal control over financial reporting occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.
Opinion on Internal Control over Financial Reporting
We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ferrari N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated February 26, 2021 expressed an unqualified opinion thereon.
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
February 26, 2021

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

Item 16C. Principal Accountant Fees and Services
    EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2020 and 2019. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2020 and 2019, respectively:

	For the years ended December 31,
	2020	2019
	(€ thousands)
Audit fees	1,160	1,150
Tax fees	—	—
Audit-related fees	321	139
Total	1,481	1,289

“Audit Fees” are the aggregate fees earned by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by Ernst & Young Entities for professional services rendered for tax compliance activities. “Audit-related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for agreed-upon procedures engagements and other attestation services subject to regulatory requirements.
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
    On November 14, 2019, Ferrari announced the launch of a third tranche of up to Euro 200 million in common share repurchases (the “Third Tranche”) under the above mentioned multi-year repurchase program. The Third Tranche commenced on November 15, 2019 and was terminated on March 30, 2020.
On March 30, 2020 the Company elected to temporarily suspend its multi-year share repurchase program until further announcement.
    As of December 31, 2020, Ferrari’s common shares held in treasury amounted to 9,175,609 and special voting shares held in treasury amounted to 2,190.

The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2020, which were made under the Third Tranche of Ferrari’s above mentioned multi-year repurchase program.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2020	159,125	153.69	159,125	1,089,450,306
Feb 1 to Feb 29, 2020	364,833	149.79	364,833	1,034,802,270
March 1 to March 31, 2020	295,525	129.34	295,525	996,577,767
April 1 to April 30, 2020	—	—	—	—
May 1 to May 31, 2020	—	—	—	—
June 1 to June 30, 2020	—	—	—	—
July 1 to July 31, 2020	—	—	—	—
Aug 1 to Aug 31, 2020	—	—	—	—
Sept 1 to Sept 30, 2020	—	—	—	—
Oct 1 to Oct 31, 2020	—	—	—	—
Nov 1 to Nov 30, 2020	—	—	—	—
Dec 1 to Dec 31, 2020	—	—	—	—
Total	819,483		819,483
(1)On December 28, 2018, Ferrari announced the launch of the First Tranche, to repurchase up to €150 million in common shares. The First Tranche was authorized by the 2018 AGM. The authorization was initially granted for a period of 18 months from the date of such 2018 AGM (therefore expiring on October 12, 2019) and was subsequently extended by the 2019 AGM until October 11, 2020. The First Tranche was completed on June 26, 2019. On July 1, 2019, Ferrari announced the launch of the Second Tranche, to repurchase up to €200 million in common shares. The Second Tranche was authorized by the 2019 AGM. The Second Tranche commenced on July 2, 2019 and was completed on November 12, 2019. On November 14, 2019, Ferrari announced the launch of the Third Tranche, to repurchase up to €200 million in common shares. The Third Tranche was authorized by the 2019 AGM. The Third Tranche commenced on November 15, 2019 with completion date no later than June 24, 2020. On March 30, 2020 the Company elected temporarily suspend its share repurchase program.
(2)Share repurchases made on the NYSE have been translated into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.

In addition to the above, under the Company’s equity incentive plans, on March 16, 2020 the Company assigned, inter alia, to certain employees of Ferrari Group a total of 366,199 common shares previously held in treasury. Subsequently, on March 17, 2020, Ferrari purchased a total of 82,149 common shares from a group of those employees in order to cover such individual’s taxable income in line with market practice (sell to cover) in an over-the-counter transaction executed at the average price of €122 per share, equal to the reference price of the Ferrari common shares on the MTA on March 16, 2020.

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
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, a majority of our Board is “independent” under the NYSE definition (8 of the 9 members) and the Dutch Code (7 of the 9 members). Finally, pursuant to Dutch law, persons may not be appointed as non-executive directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size.
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
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. All three of the current members of the Compensation Committee are independent under the NYSE rules and two of the members are independent under the Dutch Code. Our Governance and Sustainability Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board of Directors, which shall also appoint one of them as chairperson of the Governance and Sustainability Committee, or Chairperson. Of the directors elected to serve on the Committee, at least half must be independent under the Dutch Code and no more than one may be an executive director. This is a deviation from the Dutch Code which recommends that only non-executive directors serve on board committees. We allow for an executive Director to serve on the Governance and Sustainability Committee, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. The position of Mr. Elkann, being an executive director, in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee. These duties warrant participation of Mr. Elkann, who brings valuable contributions to this committee in light of his knowledge of the automotive and luxury industries, as well as the Company’s business. In addition to Mr. Elkann, who is the Chairperson, the other current members of this committee are considered independent under the Dutch Corporate Governance Code and the NYSE rules.

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
While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Corporate Governance Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Article 23 of our Articles of Association provides that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”
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

2.2	Trust Deed, dated May 27, 2020, between Ferrari N.V. and Deutsche Trustee Company Limited as trustee, relating to 1.500% Notes due May 27, 2025
2.3	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-37596) filed on February 18, 2020)
4.1	Ferrari N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed with the SEC on September 1, 2017, File No. 333-220298)
4.2	Ferrari N.V. 2019-2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed with the SEC on May 15, 2019, File No. 333-231490)
4.3	Ferrari N.V. 2020-2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 filed with the SEC on May 19, 2020, File No. 333-238498)
8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Dated: February 26, 2021

Ferrari N.V.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrari N.V. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2021 expressed an unqualified opinion thereon.
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

Warranty and recall campaigns provision
Description of the Matter	As more fully described in Notes 2 and 23 to the consolidated financial statements, the Company establishes a provision for product warranties at the time the sale is recognized to guarantee the performance of vehicles against defects that may become apparent within a certain period or term. In addition, the Group periodically initiates recall campaigns to address various client satisfaction, safety and emissions issues related to cars sold. The provision includes management’s estimate of the expected cost to fulfill the obligations over the contractual warranty or campaign period. Such estimate is developed using assumptions related to expected costs to be incurred based on the group’s historical claims or costs experience, including the cost of parts and services. As at December 31, 2020 the warranty and recall campaigns provision amounted to € 107 million.
Future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by warranty actions or recall campaigns and the nature of the corrective action that may result in reassessment of the established provision. The costs related to this provision are recognized within cost of sales.

Auditing the warranty and recall campaign provision was complex in consideration of the judgment required to develop assumptions around future costs to be incurred for warranty and recall campaigns, especially for newly launched models or vehicles, and the complexity of the calculation involved.
How We Addressed the Matter in Our Audit	The procedures performed to address the matter in our audit included, among others, obtaining an understanding of the warranty and recall campaign provisioning process, and evaluating the group’s accounting policy thereon. We also assessed the design and operating effectiveness of internal controls relevant to this area, specifically related to management’s assumptions developed to estimate future costs to be incurred. We evaluated the methodology, including calculation, and assumptions used by management in estimating future costs for warranty programs and recall campaigns, and assessed any changes, or the lack thereof, from the prior year. We tested the completeness and accuracy of the underlying data and the journal entries recorded by management.

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

Milan, Italy

February 26, 2021

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2020, 2019 and 2018

		For the years ended December 31,
	Note	2020	2019	2018
		(€ thousand)
Net revenues	4	3,459,790	3,766,615	3,420,321
Cost of sales	5	1,686,324	1,805,310	1,622,905
Selling, general and administrative costs	6	336,126	343,179	327,341
Research and development costs	7	707,385	699,211	643,038
Other expenses, net	8	18,475	4,991	3,195
Result from investments		4,647	3,522	2,665
EBIT		716,127	917,446	826,507
Net financial expenses	9	49,092	42,082	23,563
Profit before taxes		667,035	875,364	802,944
Income tax expense	10	58,155	176,656	16,317
Net profit		608,880	698,708	786,627
Net profit attributable to:
Owners of the parent		607,817	695,818	784,678
Non-controlling interests	3	1,063	2,890	1,949
Basic earnings per common share (in €)	12	3.29	3.73	4.16
Diluted earnings per common share (in €)	12	3.28	3.71	4.14

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2020, 2019 and 2018

		For the years ended December 31,
	Note	2020	2019	2018
		(€ thousand)
Net profit		608,880	698,708	786,627
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	20	34	(2,078)	385
Related tax impact	20	1	456	(88)
Total items that will not be reclassified to the consolidated income statement in subsequent periods		35	(1,622)	297
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	40,109	(2,272)	(13,034)
Exchange differences on translating foreign operations	20	(11,731)	2,652	5,986
Related tax impact	20	(11,291)	610	3,608
Total items that may be reclassified to the consolidated income statement in subsequent periods		17,087	990	(3,440)
Total other comprehensive income/(loss), net of tax		17,122	(632)	(3,143)
Total comprehensive income		626,002	698,076	783,484
Total comprehensive income attributable to:
Owners of the parent		625,053	695,075	781,585
Non-controlling interests		949	3,001	1,899

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2020 and 2019

		At December 31,
	Note	2020	2019
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	979,290	837,938
Property, plant and equipment	15	1,226,630	1,069,652
Investments and other financial assets	16	42,841	38,716
Deferred tax assets	10	152,221	73,683
Total non-current assets		3,186,164	2,805,171
Inventories	17	460,617	420,051
Trade receivables	18	184,260	231,439
Receivables from financing activities	18	939,607	966,448
Current tax receivables	18	12,438	21,078
Other current assets	18	76,471	92,830
Current financial assets	19	40,084	11,409
Cash and cash equivalents		1,362,406	897,946
Total current assets		3,075,883	2,641,201
Total assets		6,262,047	5,446,372

Equity and liabilities
Equity attributable to owners of the parent		1,785,186	1,481,290
Non-controlling interests	3	4,018	5,998
Total equity	20	1,789,204	1,487,288
Employee benefits	22	59,985	88,116
Provisions	23	155,335	165,572
Deferred tax liabilities	10	113,474	82,208
Debt	24	2,724,745	2,089,737
Other liabilities	25	687,462	800,015
Other financial liabilities	19	2,140	14,791
Trade payables	26	713,807	711,539
Current tax payables		15,895	7,106
Total equity and liabilities		6,262,047	5,446,372

The accompanying notes are an integral part of the Consolidated Financial Statements.

                        Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2020, 2019 and 2018

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Cash and cash equivalents at beginning of the year	897,946	793,664	647,706
Cash flows from operating activities:
Profit before taxes	667,035	875,364	802,944
Amortization and depreciation	426,637	351,946	288,748
Provision accruals	25,805	14,253	15,573
Result from investments	(4,647)	(3,522)	(2,665)
Net finance costs	49,092	42,082	23,563
Other non-cash expenses, net	38,949	38,563	33,012
Net gains on disposal of property, plant and equipment and intangible assets	124	424	(283)
Change in inventories	(67,797)	(40,627)	(4,638)
Change in trade receivables	44,477	(22,377)	26,890
Change in trade payables	8,594	53,940	40,317
Change in receivables from financing activities	(69,376)	(76,694)	(107,353)
Change in other operating assets and liabilities	(137,313)	145,547	(83,013)
Finance income received	2,109	3,274	2,657
Finance costs paid	(54,427)	(42,600)	(13,966)
Income tax paid	(91,051)	(33,480)	(87,745)
Total	838,211	1,306,093	934,041
Cash flows used in investing activities:
Investments in property, plant and equipment	(357,018)	(352,154)	(300,794)
Investments in intangible assets	(351,978)	(353,458)	(337,542)
Proceeds from the sale of property, plant and equipment and intangible assets	969	4,539	1,392
Total	(708,027)	(701,073)	(636,944)
Cash flows used in financing activities:
Proceeds from the issuance of bonds and notes	640,073	298,316	—
Repayment of bonds and notes	—	(315,395)	—
Proceeds from securitizations, net of repayments	44,126	92,173	94,709
Net change in bank borrowings	(1,740)	(3,516)	(3,584)
Net change in lease liabilities	(20,035)	(3,896)	—
Net change in other debt	18,081	12,322	(7,988)
Dividends paid to owners of the parent	(208,100)	(192,664)	(133,095)
Dividends paid to non-controlling interest	(2,929)	(2,120)	(2,040)
Share repurchases	(129,793)	(386,749)	(100,093)
Total	339,683	(501,529)	(152,091)
Translation exchange differences	(5,407)	791	952
Total change in cash and cash equivalents	464,460	104,282	145,958
Cash and cash equivalents at end of the year	1,362,406	897,946	793,664

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2020, 2019 and 2018

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2018	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	784,678	—	—	—	784,678	1,949	786,627
Other comprehensive income/(loss)	—	—	(9,426)	6,036	297	(3,093)	(50)	(3,143)
Dividends to owners of the parent	—	(133,939)	—	—	—	(133,939)	—	(133,939)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,040)	(2,040)
Share repurchases	—	(100,093)	—	—	—	(100,093)	—	(100,093)
Share-based compensation	—	22,491	—	—	—	22,491	—	22,491
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	695,818	—	—	—	695,818	2,890	698,708
Other comprehensive income/(loss)	—	—	(1,662)	2,541	(1,622)	(743)	111	(632)
Dividends to owners of the parent	—	(193,238)	—	—	—	(193,238)	—	(193,238)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,120)	(2,120)
Share repurchases	—	(386,749)	—	—	—	(386,749)	—	(386,749)
Share-based compensation	—	17,480	—	—	—	17,480	—	17,480
Special voting shares issuance (1)	69	(69)	—	—	—	—	—	—
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	607,817	—	—	—	607,817	1,063	608,880
Other comprehensive income/(loss)	—	—	28,818	(11,617)	35	17,236	(114)	17,122
Dividends to owners of the parent	—	(208,765)	—	—	—	(208,765)	—	(208,765)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,929)	(2,929)
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
Share-based compensation	—	17,401	—	—	—	17,401	—	17,401
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
____________________________
(1)    See Note 20 “Equity” for additional details.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

1. BACKGROUND AND BASIS OF PRESENTATION
Background
    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy, and sold in more than 60 markets worldwide through a network of 168 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 18 franchised stores (including 14 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.
Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
    These consolidated financial statements of Ferrari N.V. were authorized for issuance by the Board of Directors on February 26, 2021.
    The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).
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
    In the consolidated income statement, the Group also presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is one of the primary measures used by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) to assess performance.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

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
New standards and amendments effective from January 1, 2020
    The following new amendments that are applicable on or subsequent to January 1, 2020 were adopted by the Group for the preparation of these Consolidated Financial Statements.
Amendments to IFRS 3 — Business Combinations
    The Group adopted narrow scope amendments to IFRS 3 — Business Combinations. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets, emphasizing that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. There was no effect from the adoption of these amendments.
Amendments to IAS 1 — Presentation of Financial Statements and IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors
The Group adopted amendments to IAS 1 — Presentation of Financial Statements and IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. There was no effect from the adoption of these amendments.
Amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement and IFRS 7 — Financial Instruments: Disclosures
The Group adopted amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement and IFRS 7 — Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. There was no effect from the adoption of these amendments.
Review of the Conceptual Framework for Financial Reporting
The Group adopted the changes envisaged by the review of the Conceptual Framework for Financial Reporting, which applies to companies that use the Conceptual Framework to develop accounting policies when no IFRS standard applies to a particular transaction. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

enhanced. There was no immediate effect from adoption, however the Group will apply the changes to develop accounting policies when no IFRS standard applies to a particular transaction in the future.
Amendment to IFRS 16 — Leases
In May 2020 the IASB issued an amendment to IFRS 16 — Leases for COVID-19-related Rent Concessions. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The Group adopted this amendment from its effective date of June 1, 2020 and there was no significant effect from the adoption of this amendment.
New standards, amendments and interpretations not yet effective
    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2021 or subsequent years are listed below:
    In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023.
In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Group does not expect any material impact from the adoption of these amendments.
In June 2020 the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. The Group does not expect any impact from the adoption of these amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

In August 2020 the IASB issued a package of amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:
•changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
•disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

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
at December 31, 2020 and 2019

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
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2020		2019		2018
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1422	1.2271	1.1195	1.1234	1.1810	1.1450
Pound Sterling	0.8897	0.8990	0.8778	0.8508	0.8847	0.8945
Swiss Franc	1.0705	1.0802	1.1124	1.0854	1.1550	1.1269
Japanese Yen	121.8458	126.4900	122.0058	121.9400	130.3959	125.8500
Chinese Yuan	7.8747	8.0225	7.7355	7.8205	7.8081	7.8751
Australian Dollar	1.6549	1.5896	1.6109	1.5995	1.5797	1.6220
Canadian Dollar	1.5300	1.5633	1.4855	1.4598	1.5294	1.5605
Singapore Dollar	1.5742	1.6218	1.5273	1.5111	1.5926	1.5591
Hong Kong Dollar	8.8587	9.5142	8.7715	8.7473	9.2559	8.9675
Intangible assets
Goodwill
    Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Development costs
Development costs for car project production and related components, engines and systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 — Intangible Assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred, net of any government grants received.
Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related components or other assets (generally between four and eight years).
The Group incurs significant research and development costs through the Formula 1 racing activities. These costs are considered fundamental to the development of the range and track car models and prototypes. Technological developments and changes in the regulations of the Formula 1 World Championship generally require the Group to design, develop and construct a new racing car to be used for one year only. The costs incurred for the design, development and construction of a new racing car are generally expensed as incurred unless the technology will be used for more than one year and the costs meet the capitalization criteria in IAS 38.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

Other intangible assets
    Other intangible assets mainly relate to the registration of trademarks and have been recognized in accordance with IAS 38 — Intangible Assets, where it is probable that the use of the asset will generate future economic benefits for the Group and where the cost of the asset can be measured reliably. Other intangible assets are measured at cost less any impairment losses and amortized on a straight-line basis over their estimated life, which is generally between three and five years.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

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
If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.
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
Measurement

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

    Financial assets, other than investments accounted for using the equity method, and financial liabilities are measured in accordance with IFRS 9 - Financial Instruments.
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
Derivative financial instruments
    Derivative financial instruments are used for economic hedging purposes only in order to reduce financial risks and in particular, foreign currency risks. Derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
    All derivative financial instruments are measured at fair value.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:
Cash flow hedges — Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/expenses. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.
    The Group does not use fair value hedges or hedges of a net investment.
    If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately within financial expenses.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

Transfers of financial assets
    The Group sells certain of its receivables from financing activities under securitization programs. Securitization transactions involve the sale of a financial receivables portfolio to a special purpose vehicle, which in turn finances the purchase of such financial receivables by issuing asset-backed securities in the form of notes whose repayment of principal and interest depends on the cash flows generated by the related financial receivables. The receivables sold as part of securitization programs are consolidated until collection from the customer as they do not meet the requirements for derecognition in accordance with IFRS 9.
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
    The components of the defined benefit cost are recognized as follows:
•the service costs are recognized in the consolidated income statement by function and presented in the relevant line items (cost of sales, selling, general and administrative costs, research and development costs, etc.);

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

•the net interest on the defined benefit liability is recognized in the consolidated income statement as net financial income /(expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and
•the remeasurement components of the net obligations, which comprise actuarial gains and losses and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income/(loss). These remeasurement components are not reclassified in the consolidated income statement in a subsequent period.
Other long-term employee benefits
    The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.
Share-based compensation
    The Group has implemented equity incentive plans that provide for the granting of share-based compensation to the Chairman, the Chief Executive Officer, all other members of the Senior Management Team (“SMT”) and other key employees of the Group. The equity incentive plans are accounted for in accordance with IFRS 2 — Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using a Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

Range models (models belonging to the Ferrari product portfolio, excluding special series, Icona, limited edition and one-off models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

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
    Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2020, 2019 and 2018.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

3. SCOPE OF CONSOLIDATION
    Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2020 and 2019 was as follows:

			At December 31, 2020		At December 31, 2019
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A.	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (1)	USA	Financial services	100%	—%	100%	—%
410, Park Display, Inc. (2)	USA	Retail	100%	—%	100%	—%
_____________________________
(1)    Shareholding held by Ferrari Financial Services Inc.
(2)    Shareholding held by Ferrari North America Inc.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2020 and 2019

Non-controlling interests
    The non-controlling interests at December 31, 2020 and 2019 and the net profit attributable to non-controlling interests for the years ended December 31, 2020, 2019 and 2018 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2020	2019
	(€ thousand)
Equity attributable to non-controlling interests	4,018	5,998

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Net profit attributable to non-controlling interests	1,063	2,890	1,949
    The non-controlling interests in FICTS are not considered to be significant to the Group for the relevant periods.
Restrictions
    The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2020 amounted to €55,566 thousand (€115,182 thousand at December 31, 2019).
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €36,935 thousand at December 31, 2020 (€27,524 thousand at December 31, 2019).

Segment reporting
    The Group has determined that it has one operating and one reportable segment based on the information reviewed by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 - Operating Segments) in making decisions regarding the allocation of resources and to assess performance.

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
    Recoverability of goodwill
    In accordance with IAS 36 — Impairment of Assets, goodwill is not amortized and is tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
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
    Development costs
    Development costs are capitalized if the conditions under IAS 38 — Intangible Assets have been met. The starting point for capitalization is based upon the technological and commercial feasibility of the project, which is usually when a product development project has reached a defined milestone according to the Group’s established product development model. Feasibility is based on management’s judgment which is formed on the basis of estimated future cash flows. Capitalization ceases and amortization of capitalized development costs begins on start of production of the relevant project.
    The amortization of development costs requires management to estimate the lifecycle of the related model or assets. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related model or assets and, if applicable any expected residual value at the end of its life. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement.
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
    Share-based compensation
    The Group accounts for its equity incentive plan in accordance with IFRS 2 — Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards containing market performance conditions is measured at the grant date of the awards using a Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been affected by the significant assumptions and estimates used.
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

4. NET REVENUES
    Net revenues are as follows:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Cars and spare parts	2,835,170	2,925,721	2,535,245
Engines	150,655	198,308	284,546
Sponsorship, commercial and brand	390,002	538,238	505,701
Other	83,963	104,348	94,829
Total net revenues	3,459,790	3,766,615	3,420,321

Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.
Interest and other financial income from financial services activities included within net revenues in 2020, 2019 and 2018 amounted to €65,878 thousand, €66,386 thousand and €52,702 thousand, respectively.

5. COST OF SALES
    Cost of sales in 2020, 2019 and 2018 amounted to €1,686,324 thousand, €1,805,310 thousand and €1,622,905 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs principally includes depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
    Interest and other financial expenses from financial services activities included within cost of sales in 2020, 2019 and 2018 amounted to €36,628 thousand, €45,083 thousand and €33,828 thousand, respectively.
    Cost of sales in 2018 included €1,451 thousand related to a partial release of the provision for charges to Takata airbag inflator recalls. See Note 23 “Provisions” for additional details.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
    Selling costs in 2020, 2019 and 2018 amounted to €171,900 thousand, €173,512 thousand and €167,819 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.
    General and administrative costs in 2020, 2019 and 2018 amounted to €164,226 thousand, €169,667 thousand and €159,522 thousand, respectively, consisting mainly of administration and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

7. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Research and development costs expensed during the year	526,831	559,582	527,847
Amortization of capitalized development costs	180,554	139,629	115,191
Total research and development costs	707,385	699,211	643,038
    Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, and in particular, in relation to hybrid and electric technology.
Research and development costs for the year ended December 31, 2020 are presented net of technology-related government incentives recognized in the first half of 2020.

8. OTHER EXPENSES, NET
Other expenses, net are as follows:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Other expenses	25,067	14,288	18,257
Other income	(6,592)	(9,297)	(15,062)
Other expenses, net	18,475	4,991	3,195
Other expenses primarily include indirect taxes, provisions and other miscellaneous expenses. Other income primarily includes rental income, gains on the disposal of property plant and equipment and other miscellaneous income. Other expenses, net in 2019 includes the positive effects of a change in estimate of the risk and related provision associated with a legal dispute based on developments that occurred in the first quarter of 2019, and other expenses, net in 2018 includes the effects of a favorable ruling on a prior year’s legal dispute.

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

	For the years ended December 31,
	2020	2019	2018
Financial income:	(€ thousand)
Interest income from bank deposits	610	1,690	1,445
Other interest income and financial income	517	4,116	677
Interest income and other financial income	1,127	5,806	2,122
Finance income from financial services activities	65,878	66,386	52,702
Total financial income	67,005	72,192	54,824

Total financial income relating to:
Industrial activities (A)	1,127	5,806	2,122
Financial services activities (reported in net revenues)	65,878	66,386	52,702

Financial expenses:
Capitalized borrowing costs	2,591	2,671	2,884
Other interest and financial expenses	(3,258)	(2,427)	(1,046)
Interest expenses and other financial expenses	(667)	244	1,838
Interest expenses from banks	(14,330)	(27,432)	(21,486)
Interest and other finance costs on bonds and notes	(20,116)	(20,703)	(12,386)
Write-downs of financial receivables	(9,502)	(4,739)	(3,326)
Other financial expenses	(14,580)	(13,949)	(8,494)
Total financial expenses	(59,195)	(66,579)	(43,854)
Net expenses from derivative financial instruments and foreign currency exchange rate differences	(27,652)	(26,392)	(15,659)
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(86,847)	(92,971)	(59,513)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial activities (B)	(50,219)	(47,888)	(25,685)
Financial services activities (reported in cost of sales)	(36,628)	(45,083)	(33,828)

Net financial expenses relating to industrial activities (A+B)	(49,092)	(42,082)	(23,563)
    Interest and other finance costs on bonds and notes for the year ended December 31, 2019 includes costs of €8,142 thousand for the partial repurchase of bonds following a cash tender offer in July 2019 (in particular the repurchase price and premium incurred, as well as previously unamortized issuance costs).

10. INCOME TAXES
    Income tax expense is as follows:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Current tax expense	120,115	137,303	95,076
Deferred tax (benefit)/expense	(62,474)	32,145	66,325
Taxes relating to prior periods	514	7,208	(145,084)
Total income tax expense	58,155	176,656	16,317
    The Italian Group’s entities participate in a group Italian tax consolidation under Ferrari N.V..
    In the fourth quarter of 2020, Ferrari benefited from the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which reopened the voluntary step up of tangible and intangible assets, with the application of a substitute tax at a rate of 3 percent. In particular, Ferrari S.p.A. benefited from the one-time partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €83,700 thousand and a substitute tax liability for €9,000 thousand, resulting in a net tax benefit of €74,700 thousand. The deferred tax asset will be utilized over a 20-year period and the substitute tax will be paid in three equal annual installments starting in 2021. There was no cash effect in 2020.
In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides tax benefits for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement related to the five-year period from 2015 to 2019. The Patent Box tax benefit relating to the years 2015 to 2017 amounted to approximately €141 million and was recorded within taxes relating to prior periods in 2018. The Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. Starting in 2020 Ferrari self-determines the income eligible for the Patent Box regime and will recognize the Patent Box tax benefit in three equal annual installments in 2020, 2021 and 2022.
In addition to the Patent Box tax benefit relating to the years 2015 to 2017 which was recorded within taxes relating to prior periods in 2018 as mentioned above, taxes relating to prior periods are primarily attributable to the agreements reached with the Italian Revenue Agency for the settlement of claims relating to prior years.

    The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Theoretical income tax expense, net of IRAP	160,088	210,088	192,706
Tax effect on:
Permanent and other differences	(129,016)	(76,187)	(58,877)
Effect of changes in tax rates and tax regulations	800	733	—
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	1,734	3,457	1,216
Taxes relating to prior years	514	7,208	(145,084)
Withholding tax on earnings	1,373	3,360	1,514
Total income tax expense/(benefit), net of IRAP	35,493	148,659	(8,525)
Effective tax rate, net of IRAP	5.3%	17.0%	(1.1)%
IRAP (current and deferred)	22,662	27,997	24,842
Total income tax expense	58,155	176,656	16,317

In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed-term employees, credit losses and any interest included in lease payments. The applicable IRAP rate was 3.9 percent for each of the years ended December 31, 2020, 2019 and 2018.
    The decrease in the effective tax rate net of IRAP from 17.0 percent in 2019 to 5.3 percent in 2020 was primarily attributable to the tax benefits from the measures introduced in Italy by the art. 110 of the Law Decree No. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%), and to a lesser extent, the effects of deductions for eligible research and development costs. The net benefit, which amounted to €74,700 thousand, is included within “permanent and other differences” for 2020 in the tax rate reconciliation above. The negative effective tax rate of 1.1 percent in 2018 was primarily attributable to the Group’s application of the Patent Box tax regime starting in the third quarter of 2018, including the recognition in 2018 of the positive impact of the Patent Box relating to the years 2015 to 2017. The Patent Box benefit relating to the years 2015 to 2017 is included within “taxes relating to prior years” and the Patent Box benefit relating to 2020, 2019 and 2018 is included within “permanent and other differences” for the respective years in the tax rate reconciliation above.
The analysis of deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019, is as follows:

	At December 31,
	2020	2019
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	95,209	16,445
To be recovered within 12 months	57,012	57,238
	152,221	73,683
Deferred tax liabilities:
To be realized after 12 months	(96,179)	(77,334)
To be realized within 12 months	(17,295)	(4,874)
	(113,474)	(82,208)
Net deferred tax assets/(liabilities)	38,747	(8,525)

    The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2019	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2020
	(€ thousand)
Deferred tax assets arising on:
Provisions	100,298	(8,748)	—	(887)	90,663
Deferred income	53,843	(1,602)	—	—	52,241
Employee benefits	2,930	—	1	—	2,931
Foreign currency exchange rate differences	1,437	(920)	—	(1)	516
Cash flow hedge reserve	1,786	—	(1,786)	—	—
Inventory obsolescence	51,972	10,032	—	(278)	61,726
Allowances for doubtful accounts	5,407	239	—	(3)	5,643
Depreciation	17,564	(10)	—	(3)	17,551
Trademark step-up	—	83,700	—	—	83,700
Patent box	—	27,902	—	—	27,902
Other	17,695	(8,298)	—	(3,370)	6,027
Total deferred tax assets	252,932	102,295	(1,785)	(4,542)	348,900
Deferred tax liabilities arising on:
Depreciation	(8,881)	764	—	567	(7,550)
Capitalization of development costs	(224,851)	(39,238)	—	2	(264,087)
Employee benefits	(750)	(94)	—	—	(844)
Foreign currency exchange rate differences	(399)	(160)	—	—	(559)
Cash flow hedge reserve	—	—	(9,505)	—	(9,505)
Tax on undistributed earnings	(13,983)	(1,878)	—	—	(15,861)
Other	(12,593)	785	—	61	(11,747)
Total deferred tax liabilities	(261,457)	(39,821)	(9,505)	630	(310,153)
Total net deferred tax assets/(liabilities)	(8,525)	62,474	(11,290)	(3,912)	38,747

	At December 31, 2018	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2019
	(€ thousand)
Deferred tax assets arising on:
Provisions	108,147	(8,181)	—	332	100,298
Deferred income	51,578	2,265	—	—	53,843
Employee benefits	2,474	—	456	—	2,930
Cash flow hedge reserve	1,176	—	610	—	1,786
Foreign currency exchange rate differences	859	578	—	—	1,437
Inventory obsolescence	38,275	13,626	—	71	51,972
Allowances for doubtful accounts	4,301	1,104	—	2	5,407
Depreciation	17,241	321	—	2	17,564
Other	11,147	5,858	—	690	17,695
Total deferred tax assets	235,198	15,571	1,066	1,097	252,932
Deferred tax liabilities arising on:
Depreciation	(9,303)	572	—	(150)	(8,881)
Capitalization of development costs	(171,707)	(53,144)	—	—	(224,851)
Employee benefits	(670)	(80)	—	—	(750)
Exchange rate differences	(149)	(251)	—	1	(399)
Cash flow hedge reserve	(1)	1	—	—	—
Tax on undistributed earnings	(16,371)	2,388	—	—	(13,983)
Other	(15,395)	2,798	—	4	(12,593)
Total deferred tax liabilities	(213,596)	(47,716)	—	(145)	(261,457)
Total net deferred tax assets	21,602	(32,145)	1,066	952	(8,525)
    The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.
    Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. For additional information, at December 31, 2020, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €164,803 thousand (€151,990 thousand at December 31, 2019).

11. OTHER INFORMATION BY NATURE
    Personnel costs in 2020, 2019 and 2018 amounted to €389,927 thousand, €385,182 thousand and €323,936 thousand, respectively. These amounts include costs that were capitalized in connection with product development activities. In 2020, 2019 and 2018 the Group had an average number of employees of 4,428, 4,164 and 3,651, respectively.
    Depreciation amounted to €217,952 thousand, €191,482 thousand and €156,384 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and amortization amounted to €208,685 thousand, €160,464 thousand and €132,364 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

12. EARNINGS PER SHARE
Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period.
The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2020, 2019 and 2018:

		For the years ended December 31,
		2020	2019	2018
Profit attributable to owners of the Company	€ thousand	607,817	695,818	784,678
Weighted average number of common shares for basic earnings per common share	thousand	184,806	186,767	188,606
Basic earnings per common share		€3.29	3.73	4.16
Diluted earnings per share
    The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would have been issued under the Group’s equity incentive plans (assuming 100 percent of the related awards vested). See Note 21 for additional details relating to the equity incentive plans of the Group.
    The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2020, 2019 and 2018:

		For the years ended December 31,
		2020	2019	2018
Profit attributable to owners of the Company	€ thousand	607,817	695,818	784,678
Weighted average number of common shares(1) for diluted earnings per common share	thousand	185,379	187,535	189,394
Diluted earnings per common share		€3.28	3.71	4.14

13. GOODWILL
    At December 31, 2020 and 2019 goodwill amounted to €785,182 thousand.
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
    The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:
•The expected future cash flows covering the period from 2021 through 2024 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2020 (2.0 percent in 2019 and 2018).
•The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 6.8 percent in 2020 (6.8 percent in 2019 and 7.0 percent in 2018). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.
    The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

14. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2019	1,324,040	592,070	183,614	50,348	2,150,072
Additions	243,040	86,919	17,606	5,893	353,458
Reclassifications	—	—	6,950	(6,950)	—
Translation differences and other movements	—	—	(679)	(688)	(1,367)
Balance at December 31, 2019	1,567,080	678,989	207,491	48,603	2,502,163
Additions	236,913	83,190	26,867	5,008	351,978
Reclassifications	—	—	3,337	(3,337)	—
Translation differences and other movements	—	(1,846)	(98)	2	(1,942)
Balance at December 31, 2020	1,803,993	760,333	237,597	50,276	2,852,199

Accumulated amortization at January 1, 2019	930,556	375,112	157,916	40,691	1,504,275
Amortization	103,812	35,817	18,677	2,158	160,464
Translation differences and other movements	—	—	(292)	(222)	(514)
Balance at December 31, 2019	1,034,368	410,929	176,301	42,627	1,664,225
Amortization	139,546	41,008	26,048	2,083	208,685
Translation differences and other movements	—	—	(2)	1	(1)
Balance at December 31, 2020	1,173,914	451,937	202,347	44,711	1,872,909

Carrying amount at:
January 1, 2019	393,484	216,958	25,698	9,657	645,797
December 31, 2019	532,712	268,060	31,190	5,976	837,938
December 31, 2020	630,079	308,396	35,250	5,565	979,290

Additions of €351,978 thousand in 2020 (€353,458 thousand in 2019) primarily relate to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2019	23,574	373,373	2,038,437	144,474	215,191	2,795,049
Impact of IFRS adoption at January 1, 2019	—	17,226	10,011	36,298	—	63,535
Additions	30	15,560	176,235	18,102	142,227	352,154
Divestitures	—	(884)	(11,281)	(7,673)	(459)	(20,297)
Reclassifications	—	5,937	148,102	1,524	(155,563)	—
Translation differences and other movements	5	(2,554)	16	(197)	—	(2,730)
Balance at December 31, 2019	23,609	408,658	2,361,520	192,528	201,396	3,187,711
Additions	5,805	22,210	114,839	24,445	214,706	382,005
Divestitures	—	(791)	(11,423)	(5,048)	(127)	(17,389)
Reclassifications	—	2,795	79,937	3,500	(86,232)	—
Translation differences and other movements	(23)	(2,417)	(36)	(1,881)	—	(4,357)
Balance at December 31, 2020	29,391	430,455	2,544,837	213,544	329,743	3,547,970

Accumulated amortization at January 1, 2019	—	154,904	1,675,536	114,059	—	1,944,499
Depreciation	—	15,443	159,302	16,737	—	191,482
Divestitures	—	(417)	(11,001)	(3,917)	—	(15,335)
Translation differences and other movements	—	(2,798)	2	209	—	(2,587)
Balance at December 31, 2019	—	167,132	1,823,839	127,088	—	2,118,059
Depreciation	—	17,778	180,868	19,306	—	217,952
Divestitures	—	(602)	(10,654)	(2,713)	—	(13,969)
Translation differences and other movements	—	(138)	1,426	(1,990)	—	(702)
Balance at December 31, 2020	—	184,170	1,995,479	141,691	—	2,321,340

Carrying amount at:
January 1, 2019	23,574	218,469	362,901	30,415	215,191	850,550
December 31, 2019	23,609	241,526	537,681	65,440	201,396	1,069,652
of which right-of use assets under IFRS 16	—	15,834	7,612	34,319	—	57,765
December 31, 2020	29,391	246,285	549,358	71,853	329,743	1,226,630
of which right-of use assets under IFRS 16	—	25,574	5,041	29,127	—	59,742
    Additions to property, plant and equipment mainly related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars and our personalization programs, as well as the acquisition of tracts of land adjacent to the facilities in Maranello as part of the Group’s expansion plans (more than €60 million in 2020 plus directly attributable transaction-related costs).
As a result of adopting IFRS 16 — Leases on January 1, 2019, the Group recognized right-of-use assets of €63,535 thousand (and related lease liabilities) in relation to leases which had previously been classified as operating leases under the previous lease standard IAS 17.
For the year ended December 31, 2020 depreciation of right-of-use assets amounted to €20,159 thousand and interest expense on lease liabilities amounted to €943 thousand (€17,067 thousand and €1,172 thousand, respectively, for the year ended December 31, 2019).

The following table summarizes the changes in the carrying amount of right-of-use assets for the year ended December 31, 2020:

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at January 1, 2019	17,235	10,011	37,063	64,309
Additions	3,532	2,800	6,428	12,760
Depreciation	(4,664)	(5,023)	(7,380)	(17,067)
Translation differences and other movements	(269)	(176)	(1,792)	(2,237)
Balance at January 1, 2020	15,834	7,612	34,319	57,765
Additions	16,214	2,578	6,194	24,986
Disposals	—	(24)	(2,303)	(2,327)
Depreciation	(6,564)	(5,159)	(8,436)	(20,159)
Translation differences and other movements	90	34	(647)	(523)
Balance at December 31, 2020	25,574	5,041	29,127	59,742

    Amounts recognized in the income statement in relation to leases for the year ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019
	(€ thousand)
Depreciation of right-of-use assets	20,159	17,067
Interest expense on lease liabilities	943	1,172
Variable lease payments not included in the measurement of lease liabilities	1,190	1,143
Expenses relating to short-term leases and leases of low-value assets	4,312	4,635
Total expenses recognized	26,604	24,017
    At December 31, 2020, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €101,361 thousand (€105,335 thousand at December 31, 2019).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

	At December 31,
	2020	2019
	(€ thousand)
Investments accounted for using the equity method	34,663	30,012
Other securities and financial assets	8,178	8,704
Total investments and other financial assets	42,841	38,716

Investments accounted for using the equity method
Investments accounted for using the equity method relate entirely to the Group’s investment in Ferrari Financial Services GmbH (“FFS”).
    Changes in the carrying amount of the investment were as follows:

(€ thousand)
Balance at January 1, 2019	25,972
Proportionate share of net profit for the year ended December 31, 2019	4,043
Proportionate share of remeasurement of defined benefit plans	(3)
Balance at December 31, 2019	30,012
Proportionate share of net profit for the year ended December 31, 2020	4,647
Proportionate share of remeasurement of defined benefit plans	4
Balance at December 31, 2020	34,663
Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2020 and 2019 is presented below:

	At December 31,
	2020	2019
	(€ thousand)
Assets
Non-current assets	3,390	2,436
Receivables from financing activities	782,880	660,883
Other current assets	4,130	8,565
Cash and cash equivalents	5,406	6,471
Total assets	795,806	678,355

Equity and liabilities
Equity	67,352	58,049
Debt	653,748	604,643
Other liabilities	74,706	15,663
Total equity and liabilities	795,806	678,355

	For the year ended December 31,
	2020	2019	2018
	(€ thousand)
Net revenues	37,764	34,680	29,446
Cost of sales	14,864	15,655	12,183
Selling, general and administrative costs	8,494	8,892	8,720
Other expenses/(income), net	1,213	(963)	239
Profit before taxes	13,193	11,096	8,304
Income tax expense	3,898	3,010	2,974
Net profit	9,295	8,086	5,330

Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €7,163 thousand at December 31, 2020 (€7,674 thousand at December 31, 2019).

17. INVENTORIES

	At December 31,
	2020	2019
	(€ thousand)
Raw materials	96,900	85,155
Semi-finished goods	94,619	91,119
Finished goods	269,098	243,777
Total inventories	460,617	420,051
Finished goods primarily includes cars and spare parts. The increase in finished goods and raw materials at December 31, 2020 reflects efforts to mitigate potential supply chain issues as a result of the COVID-19 pandemic.
    The accrual to the provision for slow moving and obsolete inventories recognized within cost of sales during 2020 was €21,155 thousand (€14,512 thousand in 2019 and €11,062 thousand in 2018).
    Changes in the provision for slow moving and obsolete inventories were as follows:

	2020	2019
	(€ thousand)
At January 1,	83,673	73,426
Provision	21,155	14,512
Use and other changes	(8,121)	(4,265)
At December 31,	96,707	83,673

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At December 31,
	2020	2019
	(€ thousand)
Trade receivables	184,260	231,439
Receivables from financing activities	939,607	966,448
Current tax receivables	12,438	21,078
Other current assets	76,471	92,830
Total	1,212,776	1,311,795

Trade receivables
    The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2020	2019
	(€ thousand)
Trade receivables due from:
Dealers	62,301	74,589
FCA Group(*) companies	37,906	49,782
Sponsorship and commercial activities	31,917	46,375
Brand activities	21,886	24,937
Other	30,250	35,756
Total	184,260	231,439
______________________________
(*) FCA N.V., the parent company of the FCA Group, was renamed Stellantis N.V. in January 2021 following the merger of Peugeot S.A. with and into FCA N.V..
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 30 to 40 days from the date of invoice.
    Trade receivables due from FCA (renamed Stellantis in January 2021 following the merger of Peugeot S.A. with and into FCA N.V.) Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group. For additional information, see Note 28, “Related Party Transactions”.
    Trade receivables due from sponsorship and commercial activities mainly relate to the Group’s participation in the Formula 1 World Championship. Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities. The Group is not exposed to significant concentration of third party credit risk.
    The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2020	2019
	(€ thousand)
Trade receivables denominated in:
Euro	111,191	127,226
U.S. Dollar	51,295	75,138
Pound Sterling	6,560	7,238
Chinese Yuan	1,398	2,101
Japanese Yen	8,921	11,018
Other	4,895	8,718
Total	184,260	231,439
    Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience, adjusted for forward-looking factors specific to the receivables and the economic environment.

Additional provisions to the allowance for doubtful accounts are recorded within selling, general and administrative costs in the consolidated income statement.
    Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2020	2019
	(€ thousand)
At January 1,	27,171	24,346
Additional provisions	4,148	2,976
Utilization and other changes	(3,007)	(151)
At December 31,	28,312	27,171
Receivables from financing activities
    Receivables from financing activities relate entirely to the financial services portfolio in the United States and are detailed as follows:

	At December 31,
	2020	2019
	(€ thousand)
Client financing	925,878	950,842
Dealer financing	13,729	15,606
Total receivables from financing activities	939,607	966,448

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks, adjusted for forward-looking factors specific to the receivables and the economic environment. Additional provisions to the allowance for doubtful accounts are recorded within cost of sales in the consolidated income statement.
    Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2020	2019
	(€ thousand)
At January 1,	7,480	6,457
Additional provisions	9,502	4,739
Utilization and other changes	(3,787)	(3,716)
At December 31,	13,195	7,480
Client financing
    Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisitions. During 2020 the average contractual duration at inception of such contracts was approximately 67 months (67 months in 2019) and the weighted average interest rate was approximately 5.5 percent (approximately 6.0 percent in 2019). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.
Client financing relates entirely to financial services activities in the United States and is denominated in U.S. Dollars.

    Dealer financing
    Receivables for dealer financing are typically generated by sales of cars managed under dealer network financing programs as a component of the portfolio of financial services activities. In 2020 these receivables were interest bearing at a rate between 4.6 percent and 6.2 percent (between 4.5 percent and 7.0 percent in 2019), with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer network may vary and payment terms generally range from 1 to 6 months, although longer term financing may be offered in limited circumstances. Receivables on dealer financing are generally secured by the titles of the related cars or other collateral.
    Other current assets
    Other current assets are detailed as follows:

	At December 31,
	2020	2019
	(€ thousand)
Italian and foreign VAT credits	31,620	48,719
Prepayments	38,826	39,856
Other	6,025	4,255
Total other current assets	76,471	92,830

Other includes security deposits, amounts due from personnel and other receivables.
    At December 31, 2020, the Group had provided guarantees through third parties amounting to €169,186 thousand (€95,304 thousand at December 31, 2019), principally to (i) banks for a U.S. Dollar denominated credit facility of FFS Inc. and (ii) tax authorities for the VAT related to the temporary import of classic cars for restoration activities which would become due if the car is not exported.
    The analysis of receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2020
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	137,564	69	—	46,627	184,260
Receivables from financing activities	159,778	657,073	57,202	65,554	939,607
Client financing	156,154	646,968	57,202	65,554	925,878
Dealer financing	3,624	10,105	—	—	13,729
Current tax receivables	10,314	2,124	—	—	12,438
Other current assets	36,971	247	180	247	37,645
Total	344,627	659,513	57,382	112,428	1,173,950

	At December 31, 2019
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	184,613	48	—	46,778	231,439
Receivables from financing activities	165,164	683,096	58,740	59,448	966,448
Client financing	161,753	670,901	58,740	59,448	950,842
Dealer financing	3,411	12,195	—	—	15,606
Current tax receivables	20,397	681	—	—	21,078
Other current assets	52,449	346	179	—	52,974
Total	422,623	684,171	58,919	106,226	1,271,939

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2020	2019
	(€ thousand)
Financial derivatives	38,636	9,423
Other financial assets	1,448	1,986
Current financial assets	40,084	11,409
    Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities at December 31, 2020 and 2019.

	At December 31,
	2020		2019
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign currency derivatives	37,214	(2,060)	8,039	(14,547)
Commodities	271	—	—	—
Interest rate caps	497	—	87	—
Total cash flow hedges	37,982	(2,060)	8,126	(14,547)
Other foreign currency derivatives	654	(80)	1,294	(244)
Interest rate caps	—	—	3	—
Total	38,636	(2,140)	9,423	(14,791)

Foreign currency derivatives which do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain of the Group’s funding from securitization programs.

    The following tables provide an analysis by foreign currency of outstanding derivative financial instruments based on their fair value and notional amounts:

	At December 31, 2020		At December 31, 2019
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	31,474	1,363,667	2,826	1,338,800
Pound Sterling	450	118,795	(4,639)	175,247
Japanese Yen	3,533	197,170	923	272,183
Swiss Franc	535	76,282	(1,716)	87,632
Chinese Yuan	490	37,644	55	57,094
Other(1)	14	105,159	(2,817)	106,491
Total amount	36,496	1,898,717	(5,368)	2,037,447
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar.
    At December 31, 2020 and 2019, substantially all derivative financial instruments had a maturity of twelve months or less.
    Cash flow hedges
    The effects recognized in the consolidated income statement mainly relate to currency risk management and in particular the exposure to fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars.
    The policy of the Group for managing foreign currency risk normally requires hedging of a portion of projected future cash flows from trading activities and orders acquired (or contracts in progress) in foreign currencies that will occur within the following 12 months. Derivatives relating to foreign currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amounts recorded in the cash flow hedge reserve within other comprehensive income will be recognized in the consolidated income statement according to the timing of the flows of the underlying transactions. Management believes that substantially all of the hedging effects arising from these derivative contracts and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement within the following 12 months from the reporting date.
    The Group reclassified gains and losses, net of the related tax effects, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Net revenues/(costs)	19,557	(22,055)	3,777
Income tax (expense)/benefit	(5,456)	6,153	(1,054)
Total recognized in the consolidated income statement	14,101	(15,902)	2,723
    The ineffectiveness of cash flow hedges was not material for the years 2020, 2019 and 2018.

20. EQUITY
Share capital
    At December 31, 2020 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01 (€2,573 thousand at December 31, 2019 consisting of 193,923,499 common shares and 63,349,111 special voting shares, all with a nominal value of €0.01). At December 31, 2020, the Company had 9,175,609 common shares and 2,190 special voting shares held in treasury, while at December 31, 2019, the Company had 8,640,176 common shares and 2,190 special voting shares held in treasury. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under equity incentive plans. On March 30, 2020 the Company elected to temporarily suspend its share repurchase program.
    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the year ended December 31, 2020:

	Common Shares	Special Voting Shares	Total
Outstanding shares at December 31, 2018	187,920,656	56,492,874	244,413,530
Common shares repurchased under share repurchase program(1)	(2,907,702)	—	(2,907,702)
Common shares assigned under equity incentive plans(2)	270,369	—	270,369
Other changes(3)	—	6,854,047	6,854,047
Outstanding shares at December 31, 2019	185,283,323	63,346,921	248,630,244
Common shares repurchased under share repurchase program(4)	(819,483)	—	(819,483)
Common shares assigned under equity incentive plans(5)	284,050	—	284,050
Other changes	—	1	1
Outstanding shares at December 31, 2020	184,747,890	63,346,922	248,094,812
_______________________________________
(1)Includes shares repurchased between January 1, 2019 and December 31, 2019 based on the transaction trade date, for a total consideration of €386,094 thousand, including transaction costs.
(2)During 2019, approximately 230 thousand performance share units and 40 thousand retention restricted share units vested under the Equity Incentive     Plan 2016-2020 as a result of certain performance or retention requirements being achieved. As a result, a corresponding number of common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” for additional details.
(3)Relates to the issuance, allocation and deregistration of certain special voting shares under the Company’s special voting shares terms and conditions.
(4)Includes shares repurchased between January 1, 2020 and December 31, 2020 based on the transaction trade date, for a total consideration of €119,771 thousand, including transaction costs.
(5)    On March 16, 2020, 366,199 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2020, the Company purchased 82,149 common shares, for a total consideration of €10,022 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
The loyalty voting structure
The purpose of the loyalty voting structure is to reward ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Following the separation of Ferrari from the FCA Group (renamed Stellantis in January 2021 following the merger of Peugeot S.A. with and into FCA N.V.) in 2016, Exor N.V. (“Exor”) and Piero Ferrari participate in the Company’s loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchase common shares may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be affected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholder meetings. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves
    Retained earnings and other reserves includes:
•a share premium reserve of €5,768,544 thousand at December 31, 2020 (€5,768,544 thousand at December 31, 2019).
•a legal reserve of €19 thousand at December 31, 2020 and €65 thousand at December 31, 2019, determined in accordance with Dutch law.
•a treasury reserve of €616,629 thousand at December 31, 2020 and €486,892 thousand at December 31, 2019.
•a share-based compensation reserve of €43,482 thousand at December 31, 2020 and €46,539 thousand at December 31, 2019.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2020, a dividend distribution of €1.13 per common share was approved, corresponding to a total distribution of €208,765 thousand (of which €208,100 thousand was paid in 2020). The distribution was made from the retained earnings reserve.
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
    Other comprehensive income/(loss)
    The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans (1)	34	(2,078)	385
Total items that will not be reclassified to the consolidated income statement in subsequent periods	34	(2,078)	385
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	59,666	(24,327)	(9,257)
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(19,557)	22,055	(3,777)
Gains/(Losses) on cash flow hedging instruments	40,109	(2,272)	(13,034)
Exchange differences on translating foreign operations	(11,731)	2,652	5,986
Total items that may be reclassified to the consolidated income statement in subsequent periods	28,378	380	(7,048)
Total other comprehensive income/(loss)	28,412	(1,698)	(6,663)
Related tax impact	(11,290)	1,066	3,520
Total other comprehensive income/(loss), net of tax	17,122	(632)	(3,143)
__________________________
(1)For the year ended December 31, 2020 includes a gain of €4 thousand (a loss of €3 thousand for the year ended December 31, 2019) related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

    Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.
    The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2020			2019			2018
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
Gains/(Losses) on remeasurement of defined benefit plans	34	1	35	(2,078)	456	(1,622)	385	(88)	297
Gains/(Losses) on cash flow hedging instruments	40,109	(11,291)	28,818	(2,272)	610	(1,662)	(13,034)	3,608	(9,426)
Exchange (losses)/gains on translating foreign operations	(11,731)	—	(11,731)	2,652	—	2,652	5,986	—	5,986
Total other comprehensive (loss)/income	28,412	(11,290)	17,122	(1,698)	1,066	(632)	(6,663)	3,520	(3,143)
Transactions with non-controlling interests
    With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2020, 2019 or 2018.
    Policies and processes for managing capital
    The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the sustainable growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

21. SHARE-BASED COMPENSATION
The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Senior Management Team (“SMT”) and other key employees of the Group.
Equity Incentive Plan 2016 - 2020
    Under the Equity Incentive Plan 2016-2020 the Company awarded approximately 237 thousand 2016-2020 PSUs to the SMT (excluding the previous former CEO) and other key employees of the Group and approximately 450 thousand 2016-2020 PSUs to the previous former CEO in 2017. An additional total of approximately 21 thousand 2016-2020 PSUs were awarded to the successor and now former CEO in 2018. Additionally, the Company awarded members of the SMT and key leaders a total of approximately 119 thousand 2016-2020 RSUs in 2017, and an additional 10 thousand 2016-2020 RSUs were awarded in 2018. The PSUs and RSUs cover the five-year performance and service periods from 2016 to 2020.
2016-2020 PSU awards
    The awards vest in three equal tranches in 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”) ranking within the defined industry-specific peer group applicable to the plan. The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The total number of shares assigned upon vesting of the PSU awards depends on the level of achievement of the defined TSR target.
    For the first tranche, which covers a performance period from 2016 to 2018, Ferrari ranked third in TSR within the defined peer group, resulting in the vesting of 100 percent of the target awards. As a result, 230,282 awards vested and an equal number of common shares were assigned to plan participants in 2019. For the second tranche, which covers a performance period from 2016 to 2019, Ferrari ranked second in TSR within the defined peer group, resulting in the vesting of 120 percent of the target awards and the trigger of the catch-up feature as a result of the over-achievement in the performance period. In total, 213,020 awards vested and 298,225 common shares were assigned to plan participants in 2020.

For the third and final tranche, which covers a performance period from 2016 to 2020, Ferrari ranked third in TSR within the defined peer group, resulting in the vesting of 100 percent of the target awards. As a result, 212,243 awards vested in the first quarter of 2021 and an equal number of common shares will be assigned to plan participants.
2016-2020 RSU awards
    The awards vest in three equal tranches in 2019, 2020 and 2021, subject to the recipient’s continued employment with the Company at the time of vesting.
    For the first tranche, which covers a service period from 2016 to 2018, 40,087 awards vested and an equal number of common shares were assigned to plan participants in 2019. For the second tranche, which covers a service period from 2016 to 2019, 31,510 awards vested and an equal number of common shares were assigned to plan participants in 2020. For the third tranche and final tranche, which covers a service period from 2016 to 2020, 31,120 awards vested in the first quarter of 2021 and an equal number of common shares will be assigned to plan participants.
Equity Incentive Plan 2019-2021
Under the Equity Incentive Plan 2019-2021 the Company awarded approximately 174 thousand 2019-2021 PSUs and approximately 111 thousand 2019-2021 RSUs to the Executive Chairman, the former CEO, members of the SMT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2019 to 2021.
2019-2021 PSU awards
The vesting of the awards is based on the achievement of defined key performance indicators as follows:
i)TSR Target - 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight;
ii)EBITDA Target - 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the business plan;
iii)Innovation Target - 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
Each target is settled independently of the others targets. The total number of shares assigned upon vesting of the PSU awards depends on the level of achievement of the targets. The awards vest in 2022, except for the awards to the former CEO which vest in three tranches of 12 percent, 12 percent and 76 percent in 2020, 2021 and 2022, respectively.
Ferrari ranked third in the TSR ranking within the defined peer group for the TSR Target and met the EBITDA Target and the Innovation Target for the performance period covering 2019, resulting in the vesting of 100 percent of the target awards. As a result 17,572 awards vested and an equal number of common shares were assigned under the plan in 2020. For the performance period covering 2019 to 2020, Ferrari ranked third in the TSR ranking within the defined peer group for the TSR Target and met the EBITDA Target and the Innovation Target, resulting in the vesting of 100 percent of the target awards. As a result 80,510 awards vested in the first quarter of 2021 and an equal number of common shares will be assigned to plan participants.
2019-2021 RSU awards
The awards vest in 2022, except for those awarded to the former CEO, which vest in three equal tranches in 2020, 2021 and 2022. All of the awards are subject to the recipient’s continued employment with the Company at the time of vesting.
During 2020, 18,892 awards vested and an equal number of common shares were assigned under the plan. For the service period covering 2019 to 2020, 32,694 awards vested in the first quarter of 2021 and an equal number of common shares will be assigned to plan participants.

Equity Incentive Plan 2020-2022
Under the Equity Incentive Plan 2020-2022 the Company awarded approximately 60 thousand 2020-2022 PSUs and approximately 48 thousand 2020-2022 RSUs to the Executive Chairman, members of the SMT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2020 to 2022.
2020-2022 PSU awards
The vesting of the awards is based on the achievement of defined key performance indicators as follows:
i)TSR Target - 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight;
ii)EBITDA Target - 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the business plan;
iii)Innovation Target - 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
Each target is settled independently of the other targets. The awards vest in 2023 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.
2020-2022 RSU awards
The awards vest in 2023, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the equity incentive plans is summarized below.
TSR Target
The number of PSUs with a TSR Target that vest under the equity incentive plans is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below.

Ferrari TSR Ranking	% of Target Awards that Vest(*)
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%
_______________________________________
(*)The PSUs awarded to members of the SMT (excluding the CEO) and other key employees of the Group under the Equity Incentive Plan 2016-2020 did not vest if the TSR ranking was below third compared to the peer group.

The defined peer groups (including the Company) for the TSR Target are presented below.

Equity Incentive Plan 2016-2020	Ferrari	Burberry	Hermes	LVMH
	Moncler	Richemont	Brunello Cucinelli	Ferragamo

Equity Incentive Plan 2019-2021 / Equity Incentive Plan 2020-2022	Ferrari	Burberry	Hermes	LVMH
	Moncler	Richemont	Kering	Aston Martin
EBITDA Target
The number of PSUs with an EBITDA Target that vest under the Equity Incentive Plan 2019-2021 and the Equity Incentive Plan 2020-2022 is determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%
Fair values and key assumptions
The fair value of the PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
The fair value of the PSUs and RSUs that were awarded under the equity incentive plans, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan	2016-2020		2019-2021	2020-2022
	Granted in 2017	Granted in 2018
PSUs	€59.36 - €72.06	€61.30 - €111.92	€110.57 - €111.64	€136.06
RSUs	€63.00 - €64.64	€110.76 - €112.99	€119.54 - €120.56	€139.39
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the equity incentive plans are summarized below:

Equity Incentive Plan	2016-2020		2019-2021	2020-2022
	Granted in 2017	Granted in 2018
Grant date share price	€66.85	€113.70	€122.60	€142.95
Expected volatility	17.4%	16.7%	26.5%	26.6%
Dividend yield	1.2%	0.9%	0.83%	0.8
Risk-free rate	0%	0%	0%	0%
    The expected volatility was based on the observed volatility of the defined peer group applicable to each equity incentive plan. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Outstanding share awards
Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

(number of awards)	Outstanding PSU Awards	Outstanding RSU Awards
Balance at January 1, 2018	686,933	118,467
Granted(1)	20,793	10,397
Forfeited	(21,200)	(10,600)
Vested	—	—
Balance at December 31, 2018	686,526	118,264
Granted(2)	175,307	110,968
Forfeited	(32,832)	(18,000)
Vested	(230,282)	(40,087)
Balance at December 31, 2019	598,719	171,145
Granted(3)	48,173	39,780
Forfeited	(1,461)	(1,460)
Vested	(230,592)	(50,402)
Balance at December 31, 2020	414,839	159,063
_______________________________________
(1)     Granted under the Equity Incentive Plan 2016-2020
(2)     Granted under the Equity Incentive Plan 2019-2021
(3)    Grander under the Equity Incentive Plan 2020-2022
Share-based compensation expense
For the years ended December 31, 2020, 2019 and 2018, the Company recognized €17,401 thousand, €17,480 thousand and €22,491 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the PSU awards and RSU awards. At December 31, 2020, unrecognized compensation expense amounted to €12,998 thousand and is expected to be recognized over the remaining vesting periods through 2022.

22. EMPLOYEE BENEFITS
    The Group’s provisions for employee benefits are as follows:

	At December 31,
	2020	2019
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	19,825	21,795
Pension plans	105	134
Total present value of defined benefit obligations	19,930	21,929

Other provisions for employees	40,055	66,187
Total provisions for employee benefits	59,985	88,116
    Defined contribution plans
    The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2020, 2019 and 2018 was €15,727 thousand, €13,650 thousand and €11,930 thousand, respectively.
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
    Pension plans
    Certain Group companies sponsor non-contributory defined benefit pension plans, for which the Group meets the benefit payment obligation when it falls due. Benefits provided under the plans vary based on the employee’s length of service and their salary in the final years leading up to retirement, among other variables.

    The expected future benefit payments for the defined benefit obligations as of December 31, 2020 are as follows:

	Expected benefit payments
	TFR	Pension plans
	(€ thousand)
2021	1,634	2
2022	1,488	2
2023	1,746	2
2024	1,391	2
2025	1,328	2
2026 - 2030	5,490	619
Total	13,077	629
The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2018	21,195	485	21,680

Recognized in the consolidated income statement	—	(492)	(492)
Recognized in other comprehensive loss/(income) (*)	1,899	176	2,075
Other	(1,299)	(35)	(1,334)
Benefits paid	(1,490)	(24)	(1,514)
Other changes	191	(11)	180
Amounts at December 31, 2019	21,795	134	21,929

Recognized in the consolidated income statement	25	—	25
Recognized in other comprehensive loss/(income) (*)	2	(32)	(30)
Other	(1,997)	3	(1,994)
Benefits paid	(1,842)	—	(1,842)
Other changes	(155)	3	(152)
Amounts at December 31, 2020	19,825	105	19,930
    ______________________________
    (*) Relates to actuarial losses/(gains) from financial assumptions.

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2020			2019			2018
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	—	—	—	—	26	26	—	55	55
Interest expense	25	—	25	—	—	—	—	—	—
Past service adjustments	—	—	—	—	(518)	(518)	—	—	—
Total recognized in the consolidated income statement	25	—	25	—	(492)	(492)	—	55	55
    Past service adjustments relate to gains recognized in the consolidated income statement due to plan amendments and curtailments.
    The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA- rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2020 is equal to 0.4 percent (0.7 percent in 2019 and 1.7 percent in 2018). The average duration of the Italian TFR is approximately 8 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.
    The discount rates used for the measurement of the pension plan obligations (excluding TFR) and the interest expense/(income) of net period cost, are based on the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected defined benefit pension plan payments, which for 2020 was equal to approximately zero percent (zero percent in 2019 and 0.8 percent in 2018). The average duration of the obligations is approximately 13 years.
    Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
    The sensitivity of the defined benefit obligations to changes in the weighted principal assumptions is:

	At December 31,
	2020		2019
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,446)	1,656	(1,695)	1,951

The above sensitivity analysis is based on an assumed change in the discount rate while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the defined benefit liability recognized in the statement of the financial position.
    Other provisions for employees
    Other provisions for employees consist of the expected future amounts payable to employees in connection with other remuneration schemes, which are not subject to actuarial valuation, including long-term bonus plans.

    At December 31, 2020, other provisions for employees comprised short-term bonus benefits amounting to €36,723 thousand (€62,890 thousand at December 31, 2019) and jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €3,332 thousand (€3,297 thousand at December 31, 2019).

23. PROVISIONS
    Changes in provisions were as follows:

	At December 31, 2019	Additional provisions	Utilization	Releases	Translation differences and other	At December 31, 2020
	(€ thousand)
Warranty and recall campaigns	107,811	36,135	(30,589)	(6,044)	(371)	106,942
Legal proceedings and disputes	27,097	4,392	(1,610)	(4,149)	619	26,349
Other risks	30,664	7,526	(2,635)	(12,078)	(1,433)	22,044
Total provisions	165,572	48,053	(34,834)	(22,271)	(1,185)	155,335
Warranty and recall campaigns
    The provision for warranty and recall campaigns represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized upon shipment.
    The warranty and recall campaigns provision is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.
    Following an industry-wide recall in 2016, the Group initiated a global recall campaign on cars mounted with Takata airbags manufactured using non-desiccated phase stabilized ammonium nitrate. Due to the uncertainty of recoverability of the costs from Takata, the Group recognized an aggregate provision of €36,994 thousand in 2016 within cost of sales. At December 31, 2020, the provision amounted to €6,831 thousand (€15,519 thousand at December 31, 2019). The gradual decrease in the provision reflects the performance of recall activities by the Group.
Legal proceedings and disputes
    The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relates to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2021 or beyond, although any such judgments may remain subject to ongoing judicial review. While the outcome of these proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations.
    Additions to the provision for legal proceedings and disputes are recognized within other expenses, net.
Other risks
    The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties, as well as environmental risks.
    The releases of the provision for other risks primarily relates to favorable developments in emissions regulations, mainly due to more favorable pricing of emissions certificates as well as favorable developments in emissions regulations received by the National Highway Traffic Safety Administration

    The following table presents where the additional provisions to other risks recognized for the years ended December 31, 2020, 2019 and 2018 were recorded within the consolidated income statement.

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	6,352	9,563	11,420
Selling, general and administrative costs	1,174	2,830	—
Total	7,526	12,393	11,420

24. DEBT

	Balance at December 31, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at December 31, 2020
	(€ thousand)
Bonds and notes	1,185,470	640,073	—	9,479	—	1,835,022
Asset-backed financing (Securitizations)	788,269	266,333	(222,207)	(979)	(70,252)	761,164
Lease liabilities	60,496	—	(20,035)	22,659	(830)	62,290
Borrowings from banks	32,946	—	(1,740)	(17)	(2,636)	28,553
Other debt	22,556	37,811	(19,730)	—	(2,921)	37,716
Total debt	2,089,737	944,217	(263,712)	31,142	(76,639)	2,724,745
    ______________________________
(*) Other changes in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2020				2019
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Bonds and notes	500,417	1,034,605	300,000	1,835,022	7,260	879,834	298,376	1,185,470
Asset-backed financing (Securitizations)	306,169	454,995		761,164	338,366	449,903	—	788,269
Lease liabilities	16,373	29,932	15,985	62,290	20,195	25,894	14,407	60,496
Borrowings from banks	28,553	—	—	28,553	32,946	—	—	32,946
Other debt	37,716	—	—	37,716	22,556	—	—	22,556
Total debt	889,228	1,519,532	315,985	2,724,745	421,323	1,355,631	312,783	2,089,737
Bonds and notes
2023 Bond
    On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of

€115,395 thousand. The amount outstanding at December 31, 2020 was €386,814 thousand and includes accrued interest of €4,567 thousand (€385,776 thousand including accrued interest of €4,567 thousand at December 31, 2019).
2021 Bond
On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs, and yield to maturity of 0.391 percent. The net proceeds were primarily used to repay a €700 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €200,000 thousand. The amount outstanding at December 31, 2020 was €501,151 thousand and includes accrued interest of €1,199 thousand (€499,824 thousand including accrued interest of €1,199 thousand at December 31, 2019). On January 18, 2021 the Company fully repaid the 2021 Bond for a total consideration of €501,250 thousand, of which €1,250 thousand related to accrued interest.
The notes for both the 2023 Bond and the 2021 Bond impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of December 31, 2020 and 2019, Ferrari was in compliance with the covenants of the notes.
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amounts outstanding of the 2029 Notes at December 31, 2020 was €149,971 thousand, including accrued interest of €700 thousand (€149,891 thousand, including accrued interest of €700 thousand at December 31, 2019). The amount outstanding of the 2031 Notes at December 31, 2020 was €150,044 thousand, including accrued interest of €794 thousand (€149,979 thousand including accrued interest of €794 thousand at December 31, 2019).
2025 Bond
On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at December 31, 2020 was €647,042 thousand, including accrued interest of €5,850 thousand.
Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of December 31, 2020, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $700 million, which was renewed in December 2020 for a tenor of 24 months, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 75 basis points. As of December 31, 2020 total proceeds net of repayments from the sales of financial receivables under the program amounted to $629 million ($547 million at December 31, 2019). The securitization agreement requires the maintenance of an interest rate cap.
•revolving securitization program for funding of up to $275 million, which was renewed in October 2020 for a tenor of 24 months, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 80 basis points. As of December 31, 2020 total proceeds net of repayments from the sales of financial receivables under the program amounted to $244 million ($238 million at December 31, 2019). The securitization agreement requires the maintenance of an interest rate cap.
•revolving securitization program for funding of up to $110 million, which was renewed in March 2019 for a tenor of 24 months, by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of December 31, 2020 total proceeds net of repayments from the sales of financial receivables under the program amounted to $61 million ($101 million at December 31, 2019).
The consolidated total amount of the revolving securitization programs has been progressively increased since inception as the underlying receivables portfolios have increased.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €36,935 thousand at December 31, 2020 (€27,524 thousand at December 31, 2019).
Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At December 31, 2020 lease liabilities amounted to €62,290 thousand (€60,496 thousand at December 31, 2019).
Borrowings from banks
    Borrowings from banks at December 31, 2020 relates to financial liabilities of FFS Inc to support the financial services activities, and in particular €28,553 thousand (€31,211 thousand at December 31, 2019) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at December 31, 2020) and bearing interest at LIBOR plus a range of between 60 and 65 basis points. Borrowings from banks at December 31, 2019 included other borrowings from banks of €1,735 thousand relating to various short and medium term credit facilities.
Revolving credit facility and other committed credit lines.
    In December 2019, the Company negotiated a €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. The first one-year extension option was exercised by the Company and approved by all participating banks.
In April 2020, additional committed credit lines of €350 million were secured with tenors ranging from 18 to 24 months, doubling total committed credit lines available to €700 million.
At December 31, 2020 all of the above mentioned committed credit facilities were undrawn. At December 31, 2019 the RCF was undrawn.
Other debt
    Other debt mainly relates to other funding for operating and financing activities of the Group.

25. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At December 31,
	2020	2019
	(€ thousand)
Deferred income	270,826	275,439
Advances and security deposits	253,442	348,899
Accrued expenses	60,788	85,965
Payables to personnel	33,127	28,272
Social security payables	23,261	20,334
Other	46,018	41,106
Total other liabilities	687,462	800,015
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €214,153 thousand at December 31, 2020 and €219,209 thousand at December 31, 2019, which are deferred and recognized as revenues over the length of the maintenance program. Of the total liability related to maintenance and power warranty programs at December 31, 2020, the Group expects to recognize in net revenues approximately €49 million in 2021, €46 million in 2022, €37 million in 2023 and €82 million in periods subsequent to 2023. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at December 31, 2020 and at December 31, 2019 primarily include advances received from clients for the purchase of hypercars, limited edition cars and Icona cars. Upon shipment of the cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the Ferrari Monza SP1 and SP2.
    Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At January 1, 2020	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2020
	(€ thousand)
Maintenance and power warranty programs	219,209	64,730	(69,786)	—	214,153
Advances from customers	341,223	340,399	(432,286)	170	249,506
An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2020				2019
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	315,026	35,251	5,571	355,848	422,462	10,083	6,066	438,611

26. TRADE PAYABLES
    Trade payables of €713,807 thousand at December 31, 2020 (€711,539 thousand at December 31, 2019) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

27. FAIR VALUE MEASUREMENT
    IFRS 13 - Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
    Levels used in the hierarchy are as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.
•Level 3 inputs are unobservable inputs for the assets and liabilities.
    Assets and liabilities that are measured at fair value on a recurring basis
    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019:

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	7,163	—	—	7,163
Current financial assets	19	—	38,636	—	38,636
Total assets		7,163	38,636	—	45,799
Other financial liabilities	19	—	2,140	—	2,140
Total liabilities		—	2,140	—	2,140

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	7,674	—	—	7,674
Current financial assets	19	—	9,423	—	9,423
Total assets		7,674	9,423	—	17,097
Other financial liabilities	19	—	14,791	—	14,791
Total liabilities		—	14,791	—	14,791

There were no transfers between fair value hierarchy levels between 2019 and 2020.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely-accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
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
    The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2020		2019
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	939,607	939,607	966,448	966,448
Client financing		925,878	925,878	950,842	950,842
Dealer financing		13,729	13,729	15,606	15,606
Total		939,607	939,607	966,448	966,448

Debt	24	2,724,745	2,755,516	2,089,737	2,103,871

28. RELATED PARTY TRANSACTIONS
    Pursuant to IAS 24, the related parties of the Group are all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, Fiat Chrysler Automobiles N.V. (“FCA”(*), and together with its subsidiaries the “FCA Group”), companies belonging to the FCA Group and other companies controlled by the Exor Group (including CNH Industrial N.V. and its subsidiaries), unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
    The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with FCA Group(*) companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;
•a technical cooperation, starting from November 2019, between the Group and FCA Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which were controlled by the FCA Group (now the Stellantis Group) until May 2, 2019 when FCA (now Stellantis) completed the sale of Magneti Marelli. Following the sale, Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party;
•transactions with FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, procurement of insurance coverage and sponsorship revenues.
    Transactions with Exor Group companies (excluding FCA Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to CNHI Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.
    Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
    In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
______________________________
(*) FCA N.V., the parent company of the FCA Group, was renamed Stellantis N.V. in January 2021 following the merger of Peugeot S.A. with and into FCA N.V..

    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2020			2019			2018
	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses
	(€ thousand)
FCA Group(*) companies
Maserati	100,389	2,981	—	143,091	6,275	—	217,922	3,982	—
FCA US LLC	—	13,323	—	—	17,954	—	—	28,486	—
Magneti Marelli(2)	—	—	—	352	10,444	—	1,589	40,343	—
Other FCA Group companies	9,102	6,057	2,207	8,637	8,028	1,965	12,106	7,193	1,370
Total FCA Group companies	109,491	22,361	2,207	152,080	42,701	1,965	231,617	80,004	1,370
Exor Group companies (excluding the FCA Group)	150	1,665	2	281	368	4	311	179	—
Other related parties	549	12,977	10	610	13,906	31	1,707	12,651	—
Total transactions with related parties	110,190	37,003	2,219	152,971	56,975	2,000	233,635	92,834	1,370
Total for the Group	3,459,790	2,040,925	49,092	3,766,615	2,153,480	42,082	3,420,321	1,953,441	23,563
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
(2)    FCA N.V., the parent company of the FCA Group, was renamed Stellantis N.V. in January 2021 following the merger of Peugeot S.A. with and into FCA N.V..
(3)    FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party.
Assets and liabilities originating from related party transactions are summarized in the table below:

	At December 31,
	2020				2019
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group(*) companies
Maserati	37,662	4,555	—	16,955	48,617	5,449	—	21,821
FCA US LLC	—	1,893	—	—	—	4,636	—	—
Other FCA Group companies	244	2,512	104	94	1,165	3,598	203	581
Total FCA Group companies	37,906	8,960	104	17,049	49,782	13,683	203	22,402
Exor Group companies (excluding the FCA Group)	183	396	108	139	350	9	237	207
Other related parties	643	3,558	1,496	1,759	147	2,565	1,295	1,835
Total transactions with related parties	38,732	12,914	1,708	18,947	50,279	16,257	1,735	24,444
Total for the Group	184,260	713,807	76,471	687,462	231,439	711,539	92,830	800,015
______________________________
(1)    FCA N.V., the parent company of the FCA Group, was renamed Stellantis N.V. in January 2021 following the merger of Peugeot S.A. with and into FCA N.V..

There were no other financial assets or financial liabilities originating from related party transactions at December 31, 2020 or 2019.

    Emoluments to Directors and Key Management
    In response to the healthcare crisis caused by the COVID-19 pandemic, the Board of Directors pledged their full cash compensation from April 2020 to the end of the year to help fund Company initiatives to support the communities in which Ferrari operates, with the Senior Management Team donating 25 percent of their salaries for the same period.
The fees of the Directors of Ferrari N.V. are as follows:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Directors of Ferrari N.V.	8,151	10,260	17,043
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2020 was €8,151 thousand (€10,260 thousand in 2019 and €17,043 thousand in 2018), inclusive of the following:
•€624 thousand for salary and other short-term benefits (€1,786 thousand in 2019 and €1,080 thousand in 2018); and
•€7,527 thousand for share-based compensation awarded under the Company’s equity incentive plans, (€8,474 thousand in 2019 and €15,963 thousand in 2018, including an acceleration of the costs relating to the equity incentive plan of the former Chairman and Chief Executive Officer (Mr. Sergio Marchionne)). See Note 21 “Share-based compensation” for additional information related to the Company’s equity incentive plans. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2020, 2019 and 2018.
The aggregate compensation for members of the SMT (excluding the CEO) in 2020 was €14,199 thousand (€19,839 thousand in 2019 and €16,674 thousand in 2018), inclusive of the following:

•€6,486 thousand for salary and short-term incentives (€14,671 thousand in 2019 and €13,915 thousand in 2018);
•€5,270 thousand for share-based compensation awarded under the Company’s equity incentive plans (€5,168 thousand in 2019 and €2,759 thousand in 2018); and
•€222 thousand for pension contributions.

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

    Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2020 were as follows:

	At December 31, 2020
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	67,668	54,485	16,900	—	139,053
    Non-cancellable lease agreements
    The future aggregate minimum lease payments under non-cancellable leases, primarily relating to the lease of stores and industrial buildings, are as follows:

	At December 31, 2020
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under lease agreements	17,447	20,295	11,796	16,319	65,857

30. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
    The Group is exposed to the following financial risks connected with its operations:
•financial market risk (principally relating to foreign currency exchange rates and to a lesser extent, interest rates and commodity price), as the Group operates internationally in different currencies;
•liquidity risk, with particular reference to the availability of funds and access to the credit markets, should the Group require, and to financial instruments in general;
•credit risk, arising both from normal commercial relations with final clients and dealers, as well as the Group’s financing activities.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
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
Financial market risks
    Due to the nature of the Group’s business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk and to a lesser extent, interest rate risk and commodity price risk.
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

    The Group has in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks. The Group’s risk management policies permit derivatives to be used for managing such exposures. Counterparties to these agreements are major financial institutions. Derivative financial instruments can only be executed for hedging purposes.
    In particular, the Group used derivative financial instruments as cash flow hedges primarily for the purpose of limiting the negative impact of foreign currency exchange rate fluctuations on forecasted transactions denominated in foreign currencies. Accordingly, as a result of applying risk management policies with respect to foreign currency exchange exposure, the Group’s results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. However, despite these risk management policies and hedging transactions, sudden adverse movements in foreign currency exchange rates could have a significant effect on the Group’s earnings and cash flows.
The Group also enters into interest rate caps as required by certain of its securitization agreements.
Information on the fair value of derivative financial instruments held is provided in Note 19.
    Information on foreign currency exchange rate risk
    The Group is exposed to risks resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:
•Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2020, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 58 percent of the Group’s net revenues (53 percent in 2019 and 49 percent in 2018).
•The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2020, the value of commercial activity exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 53 percent (53 percent in 2019 and 57 percent in 2018) of the total currency risk from commercial activity. In 2020 and 2019, the commercial activities exposed to the Euro/Japanese Yen exchange rate and to the Euro/Pound Sterling exchange rate exceeded 10 percent (in 2018 only the Euro/Pound Sterling exceeded 10 percent) of the total currency risk from commercial activity. Other significant exposures included the exchange rate between the Euro and the following currencies: Chinese Renminbi, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activity in 2020, 2019 and 2018. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts and currency options) to hedge up to 90 percent of the principal exposures to foreign currency exchange risk, typically for a period of up to twelve months.
•Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom (branch), Switzerland, Mainland China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro.
•The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.
    The Group monitors its principal exposure to translation exchange risk, although the Group did not engage in any specific hedging activities in relation to translation exchange risk for the periods presented.
    Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within the net financial income/(expenses) line item or as cost of sales for charges arising from financial services companies. The Group uses specific financial derivatives to hedge these exposures.

    The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2020, including the costs of hedging foreign currency exchange rate risk, amounted to net losses of €27,029 thousand (net losses of €24,237 thousand and €13,293 thousand for the years ended December 31, 2019 and 2018, respectively).
    All of the Group’s financial services activities are conducted in the functional currency of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities was zero in all periods presented.
    Except as noted above, there have been no substantial changes in 2020 in the nature or structure of exposure to foreign currency exchange rate risks or in the Group’s hedging policies.
    The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2020 to hedge against foreign currency exchange rate risks, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €102,674 thousand (€74,700 thousand at December 31, 2019). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.
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
    The Group’s most significant floating rate financial assets at December 31, 2020 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 29 percent of the Group’s gross debt bears floating rates of interest. At December 31, 2020, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €652 thousand on an annual basis (a decrease of €205 thousand at December 31, 2019). The analysis is based on the assumption that floating rate financial assets and debt which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Liquidity risk
    Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations and meet its obligations. The main determinant of the Group’s liquidity position is the cash generated by or used in operating and investing activities.
    From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. The Group has established series of policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:
•centralizing liquidity management through the use of cash pooling arrangements
•maintaining a conservative level of available liquidity
•diversifying sources of funding
•obtaining adequate credit lines
•monitoring future liquidity requirements on the basis of business planning

    Intercompany financing between Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms.
    Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 19 and 24. Details of the repayment of derivative financial instruments are provided in Note 19.
To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group increased its available liquidity, mainly through securing additional undrawn committed credit lines of €350 million in April 2020, doubling the total committed credit lines available and undrawn, which amounted to €700 million at December 31, 2020 compared to €350 million at December 31, 2019.
    The Group believes that its total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, will enable Ferrari to satisfy the requirements of its investing activities and working capital needs fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility. The Group therefore believes there is no significant risk of a lack of liquidity.
Credit risk
    Credit risk is the risk of economic loss arising from the failure to fully collect receivables. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.
    The maximum credit risk to which the Group is theoretically exposed at December 31, 2020 is represented by the carrying amounts of the financial assets presented in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.
    Dealers and clients are subject to a specific evaluation of their creditworthiness. Additionally, it is Group practice to obtain financial guarantees against risks associated with credit granted for the purchase of cars and parts. These guarantees are further strengthened, where possible, by retaining title on cars subject to financing agreements.
    Credit positions of material significance are evaluated on an individual basis. Where objective evidence exists that they are uncollectible, in whole or in part, specific write-downs are recognized. The amount of the write-down is based on an estimate of the recoverable cash flows, the timing of those cash flows, the cost of recovery and the fair value of any guarantees received.
    Receivables from financing activities amounting to €939,607 thousand at December 31, 2020 (€966,448 thousand at December 31, 2019) are shown net of the allowance for doubtful accounts amounting to €13,195 thousand (€7,480 thousand at December 31, 2019). After considering the allowance for doubtful accounts, €65,554 thousand of receivables were overdue (€59,448 thousand at December 31, 2019). Therefore, overdue receivables represent a minor portion of receivables from financing activities.
    Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees.
    Trade receivables amounting to €184,260 thousand at December 31, 2020 (€231,439 thousand at December 31, 2019) are shown net of the allowance for doubtful accounts amounting to €28,312 thousand (€27,171 thousand at December 31, 2019). After considering the allowance for doubtful accounts, €46,627 thousand of receivables were overdue (€46,778 thousand at December 31, 2019).

31. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s clients:

	For the years ended December 31,
	2020	2019	2018
	(€ thousand)
Italy	360,500	363,779	449,312
Rest of EMEA	1,620,515	1,636,831	1,400,443
Americas (1)	856,546	1,010,204	922,639
Mainland China, Hong Kong and Taiwan	190,911	350,330	274,268
Rest of APAC (2)	431,318	405,471	373,659
Total net revenues	3,459,790	3,766,615	3,420,321
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.
    The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2020			2019
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,199,325	785,182	979,022	1,043,821	785,182	837,682
Rest of EMEA	5,809	—	—	6,309	—	—
Americas (1)	14,497	—	—	14,803	—	—
Mainland China, Hong Kong and Taiwan	4,120	—	—	1,574	—	—
Rest of APAC (2)	2,879		268	3,145	—	256
Total	1,226,630	785,182	979,290	1,069,652	785,182	837,938
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

32. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 26, 2021, which is the date the Consolidated Financial Statements were authorized for issuance.
Mr. Roberto Cingolani resigned from his role as non-executive Director and member of the Governance and Sustainability Committee of the Board of Directors with effect from February 13, 2021, following his appointment as a Minister of the Italian Government.
On February 22, 2021 Ferrari and Richard Mille signed a multi-year partnership agreement, which will see the Haute Horlogerie brand become sponsor and licensee for the Prancing Horse.
On February 26, 2021, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.867 per common share, totaling approximately €160 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 15, 2021.