Form 20-F
period 2021-12-31
Ferrari N.V.
filed 2022-02-25
CIK 1648416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2021
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 183,843,396 common shares, par value €0.01 per share, and 63,344,922 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries as the context may require. References to “Ferrari N.V.” refer to the registrant.

Note on Presentation
This document includes the consolidated financial statements of Ferrari N.V. as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.
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
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
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
•our ability to successfully carry out our controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•our low volume strategy;
•global economic conditions, macro events and pandemics, including the effects of the evolution of and response to the COVID-19 pandemic;
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
•product recalls, liability claims and product warranties;
•the adequacy of our insurance coverage to protect us against potential losses;
II

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
A.     [Reserved]

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
Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. For example, the gradual expansion of hybrid engine technology (already integrated in past models such as the LaFerrari and the LaFerrari Aperta, as well as in the more recent 296 GTB, SF90 Stradale and SF90 Spider) and electric engine technology will introduce a notable change in the overall driver experience compared to the combustion engine cars of our historical models. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.
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
We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business
Public health crises such as pandemics or similar outbreaks could adversely impact our business. Starting in early 2020 the global spread of COVID-19 led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, including changes in consumer spending and behavior, disruption to supply chains and financial markets, as well as restrictions on business and individual activities. In 2020, the pandemic led to a global economic slowdown and a severe recession in several of the markets in which we operate and while economies recovered partially in 2021, the pandemic continues to be unpredictable and additional containment measures may lead to further economic downturns.
From mid-March to early May 2020, we temporarily suspended production at our plants in Maranello and Modena, while implementing remote working arrangements for all non-manufacturing related activities. We were able to return to full production in May 2020. We generally realize minimal revenue while our facilities are shut down, but we continue to incur expenses. Moreover, the negative cash impact is exacerbated by the fact that, despite not selling cars, we have to continue to pay suppliers for components previously ordered. We continue to take measures to combat the spread of COVID-19 at our facilities, while continuing to guarantee the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
In connection with the COVID-19 pandemic and related government measures, we experienced delays in shipments of cars from March 2020 to May 2020 due to restrictions on dealers’ activities or the inability of customers to take deliveries of cars. Although certain restrictions have remained in place or been reimplemented in some of the countries where Ferrari operates, since May 2020 substantially all Ferrari dealerships remained operational and order collections continued. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Item 5. Operating and Financial Review and Prospects—COVID-19 Pandemic Update”. While the overall COVID-19 situation improved in 2021 in countries that have rolled out vaccination campaigns, our business and operating results may be negatively impacted if the virus worsens or mutates, if vaccination efforts are unsuccessful or if regions or countries implement further restrictions to contain the virus. The resurgence of the pandemic in several European countries and elsewhere in the last months of 2021, including due to the highly transmissible Delta and Omicron variants, have led governments to reintroduce containment measures and increasingly stringent restrictions may be imposed in the coming periods. We may yet experience a new shutdown or slowdown of all or part of our manufacturing facilities, including in the event that our employees are diagnosed with COVID-19 or our supply chains are disrupted, or if additional “waves” of the pandemic lead to further government actions. Management time and resources may need to be spent on COVID-19 related matters, distracting them from the implementation of our strategy. In addition, the prophylactic measures we have adopted or that we will be required to adopt at our facilities may be costly and may affect production levels. Our suppliers, customers, dealers, franchisees and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of safety concerns, shutdowns, slowdowns, illness of such parties’ workforce and other actions and restrictions requested or mandated by governmental authorities. Furthermore, the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. In addition, the COVID-19 pandemic may lead to higher working capital needs, reduced liquidity and certain limitations in the supply of credit, which may ultimately lead to higher costs of capital for Ferrari. Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.
Our brand activities across different jurisdictions have also been, and may continue to be, adversely impacted, due to the temporary closure of the Ferrari stores, museums and theme parks in the first quarter of 2020 to comply with government orders, with an adverse impact on our revenues originating from such activities. Although Ferrari stores gradually reopened starting in May 2020, to date in-store traffic has not yet recovered to pre-pandemic levels and Ferrari stores, museums and theme parks may continue to be subject to certain restrictions as a result of local regulations, although overall brand activities have increased in 2021 compared to 2020.

The Formula 1 2021 World Championship was also disrupted due to the COVID-19 pandemic, albeit to a lesser extent than the prior’s year edition. Government measures or decisions of Formula 1 may disrupt the Formula 1 2022 World Championship, with potential material adverse effects on our revenues and profits.
The impact of the COVID-19 pandemic on Ferrari’s results of operations and financial condition will depend largely on future events outside of our control, including ongoing developments in the pandemic, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. While we are continuing to monitor and assess the evolution of the pandemic and its effects on both the macroeconomic scenario and our financial position and results of operations, significant uncertainty remains around the length and extent of the restrictions in the markets in which we operate. However, the effects on our business, results of operations, financial performance and cash flows may be material and adverse.
The COVID-19 pandemic may also exacerbate other risks disclosed in this section, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.
Please refer to “Item 5. Operating and Financial Review and Prospects—COVID-19 Pandemic Update” and “Item 5. Operating and Financial Review and Prospects—Results of Operations” for additional information relating to how the COVID-19 pandemic impacted our results of operations and financial condition.
If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.
Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of hybrid and electric technology in our cars is costly and its long-term success is uncertain”. We are also increasingly investing in connectivity, which requires significant investments in research and development; we expect that the future generation of cars will feature a high degree of connectivity for purposes of infotainment, safety and regulatory compliance.
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
Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. We devote great efforts to the design of our cars and most of our current models are designed by the Ferrari Design Centre, our in-house design team. The design of our electric cars and, more generally, of our future models with increased connectivity features will depart from past designs in appearance and functionality, thereby requiring new skills and presenting new challenges. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.
The value of our brand depends in part on the automobile collector and enthusiast community.
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events (such as car shows and driving events) at our headquarters in Maranello and through our dealers, the Ferrari museums and affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the active resale market for our automobiles which encourages interest over the long-term. The increase in the number of cars we produce relative to the number of automotive collectors and purchasers in the secondary market may adversely affect our cars’ value as collectible items and in the secondary market more broadly.
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
Our continued success depends in part on our ability to originate and define products and trends in the automotive and luxury industries, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of hybrid and electric technology in our cars is costly and its long-term success is uncertain”. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. We will encounter this risk, for example, as we introduce the Purosangue, a luxury high performance vehicle within the GT range that we are developing and is expected to commence production in 2022 with deliveries starting in 2023. Furthermore this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

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
Our controlled growth strategy exposes us to risks.
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
Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we plan to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. At our Capital Markets Day in September 2018, we announced our plan to introduce 15 new models in the 2019-2022 period (which is unprecedented for Ferrari over a similar time period), including the Icona limited editions, a concept that takes inspiration from our iconic cars of the past and interprets them in a modern way with innovative technology and materials. In the GT range, we are developing a luxury high performance vehicle, the Purosangue, and we are developing a new line of cars powered by V6 engines, starting with the 296 GTB, which was unveiled in June 2021. In addition, we will gradually but rapidly expand the use of hybrid and electric technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.
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
On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, we increase our focus on GT cars, and our product portfolio evolves with a broader product range. We sold 11,155 cars in 2021 compared to 7,255 cars in 2014, and sales are expected to continue to increase gradually.
In pursuit of our strategy, we may be unable to maintain the exclusivity of the Ferrari brand. If we are unable to balance brand exclusivity with increased production, we may erode the desirability and ultimately the consumer demand or relative pricing for our cars. As a result, if we are unable to increase car production meaningfully or introduce new car models without eroding the image of exclusivity in our brand we may be unable to significantly increase our revenues.
The small number of car models we produce and sell may result in greater volatility in our financial results.
We depend on the sales of a small number of car models to generate our revenues. Our current product range consists of eight range models (six sports cars and two GT cars), two special series models and three strictly limited edition Icona models. While we anticipate expanding our car offerings as part of our growth strategy, through our previously announced plan to introduce 15 new products in the 2019-2022 period, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our special series and limited edition models (including the Icona limited editions) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars (including our special series and limited edition models) to sustain sales growth in the future.
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
The luxury performance car market is generally affected by global macroeconomic conditions and many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. Significant inflationary pressures appeared in 2021 in many of the markets in which we operate and this trend has continued in early 2022. If this trend continues going forward, we could experience an increase in the costs we incur for raw materials, utilities or services, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. Furthermore, following the recent rise in inflation, many central banks are signaling that interest rate increases may be expected in the coming months, which is in turn expected to increase our cost of borrowing and the market rates for new car financing as well. Such increases could impact our ability to obtain affordable financing or could make our cars less affordable to clients, which could cause consumers to delay the purchase of our cars or to purchase less expensive cars.
We are also susceptible to risks relating to epidemics and pandemics of diseases. See “We are subject to risks related to the COVID-19 pandemic that may materially and adversely affect our business”.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in other growth markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions, such as in the United Kingdom following the exit from the European Union (see further “We may be adversely affected by the UK’s exit from the European Union (Brexit)”) create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies may have an adverse effect on our business, financial condition and results of operations. Although Mainland China, Hong Kong and Taiwan only represented approximately 8 percent of our net revenues in 2021 and is expected to represent a limited proportion of our growth in the short term, slowing economic conditions in Mainland China, Hong Kong and Taiwan may adversely affect our revenues in that region. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in China and other growth markets may adversely affect our business”.
Additionally, sanctions and export controls which could be introduced as a result of geopolitical tensions and conflicts could adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry. See also “We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner, our operations may be disrupted”.
Developments in China and other growth markets may adversely affect our business.
We operate in a number of growth markets, both directly and through our dealers. We believe we have potential for further success in new geographies, in particular in China, but also more generally in Asia, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth will be sustained. For example, rising geopolitical tensions and potential slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.
Our exposure to growth countries is likely to increase, as we pursue expanded sales in such countries. Economic and political developments in growth markets, including economic crises or political instability, have had and could have in the future material adverse effects on our results of operations and financial condition. Further, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control. For instance, since August 2021 the President of the People’s Republic of China has repeatedly signaled the government’s intention to regulate the spending patterns of individuals and families with ultra-high incomes and encourage high-income groups and enterprises to return more to society. While no regulatory action has been taken to date, similar statements by governmental authorities may affect the social acceptability of spending on luxury goods.
Maintaining and strengthening our position in these growth markets is a relevant component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several growth markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions, pandemics and macro events may adversely affect us”.
We may be adversely affected by the UK’s exit from the European Union (Brexit).
In a June 23, 2016 referendum, the United Kingdom voted to terminate the UK’s membership in the European Union (“Brexit”). The UK ceased to be a member of the European Union on January 31, 2020. On December 24, 2020, the European Union and the UK announced that they had reached a new bilateral trade and cooperation agreement governing their future relationship (the “EU-UK Trade and Cooperation Agreement”) which was formally approved by the European Council on December 29, 2020 and by the UK parliament on December 30, 2020. The EU-UK Trade and Cooperation

Agreement was subsequently ratified by the European Parliament and entered into force on May 1, 2021.

Under the terms of the EU-UK Trade and Cooperation Agreement, exports of cars between the European Union and the United Kingdom are exempt from tariffs, to the extent the goods contain a certain quantity of EU or UK inputs, as applicable. The application of such rules may result in increased costs for us or for our suppliers (which, in turn, they could seek to transfer to us), and difficulties in the procurement of parts. In addition, the new customs procedures set forth in the EU-UK Trade and Cooperation Agreement may result in increased operational complexity, with full import controls for goods being imported from the European Union to the United Kingdom expected to be gradually introduced by the United Kingdom throughout 2022. While the EU-UK Trade and Cooperation Agreement provides clarity with respect to the intended relationship between the European Union and the United Kingdom going forward, uncertainty remains around the details of such relationship, which remain in progress and could evolve over time, and the full extent of the consequences of Brexit. Brexit could also negatively impact economic conditions in Europe more generally, which in turn could adversely impact global economic conditions. In addition, Brexit may contribute to significant volatility in exchange rates. In 2021, approximately 11 percent of our net revenues were generated in the UK; therefore, any material adverse effect of Brexit on global or regional economic or market conditions could adversely affect our business, results of operations and financial condition as customers may reduce or delay spending decisions on our products.
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

In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. The supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, or by unexpected fluctuations in market demand and supply, such as the ongoing global shortage of semiconductors that started in 2021, which is impacting the automotive industry in particular. If any major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk, in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counterresponses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, our supply chain, with negative implications on the availability and prices of raw materials, and our customers, as well as the global financial markets and financial services industry. See also “We are subject to risks related to the COVID-19 pandemic that may materially and adversely affect our business” for a discussion of the COVID-19 pandemic, which may affect our supply chain directly or indirectly.
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
In connection with our new brand diversification strategy announced in November 2019, we continue to streamline our existing arrangements with licensing partners and decrease the volume of our licensing business. This may adversely affect our results from brand activities, particularly in the short to medium term while our broader brand diversification strategy is carried out.
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
Our success and competitive positioning depend on, among other factors, our registered intellectual property rights, as well as other industrial or intellectual property rights, including confidential know-how, trade secrets, database rights and copyrights. To protect our intellectual property, we rely on intellectual property laws, agreements for the protection of trade secrets, confidentiality and non-disclosure agreements, and other contractual means. Such measures, however, may be inadequate and our intellectual property rights may be infringed or challenged by third parties, and our confidential know-how or trade secrets could be misappropriated or disclosed to the public without our consent. Consultants, vendors and current and former employees, for example, could violate their confidentiality obligations and restrictions on the use of Ferrari’s intellectual property. Ferrari may not be able to prevent such infringements, misappropriations or disclosures, with potential adverse effects on our brand, reputation and business. In particular, our components may be subject to product piracy, where our components are counterfeited, which may result in reputational risk for Ferrari. The risks described above arise particularly in our Brand activities (see “Item 4.B. Business Overview—Brand Diversification Strategy”).
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
On October 31, 2019, the World Council (Formula 1’s legislative body) approved new technical, sporting and financial rules, following the extensive talks held in the past two years among the owners of the Formula 1 business and all teams with regards to the arrangements relating to the participation of Ferrari and the other teams competing in the championship in the period following the 2020 expiration of the previous arrangements between racing teams and the operator of Formula 1. The new rules provide for, among other things, a new car design, a cap of $142 million in 2022 and $137 million in 2023 (assuming 23 grand prix races in both years), to be further reduced in subsequent years, for all costs and expenses covering on-track performance (excluding, among others, the activities to enable the supply of power units, marketing costs, drivers’ salaries and the top three personnel at each team), limits on car upgrades over race weekends, restrictions on the number of times that certain components can be replaced during a race and the standardization of certain parts. While it was originally planned that the new sporting and technical regulations would come into effect in 2021, in March 2020, Formula 1, FIA and the racing teams agreed to postpone effectiveness of such regulations to 2022 due to the disruption to the 2020 Formula 1 season caused by COVID-19. The financial regulations (including the budget cap) came into force on January 1, 2021. Compliance with the final set of rules approved by the World Council requires significant changes to our racing cars, processes and operations, and the rules may be subject to further changes in the future. If we are unable to effectively adapt our cars to comply with changes in Formula 1 regulations, our performance at the races may suffer. These changes may result in adverse effects on our revenues and results of operations. In particular, the new cap on expenses affects the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources.
Engine production revenues are dependent on Maserati’s ability to sell its cars.
We produce V8 and V6 engines for Maserati. We have a multi-year arrangement with Maserati to provide V6 engines through 2023. While Maserati is required to compensate us for certain production costs, in the event that the sales of Maserati cars decline compared to the contractual requirements of our engine production agreements with Maserati, our revenues from the sale of engines may be adversely affected.
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
Current European legislation limits fleet average greenhouse gas emissions for new passenger cars. Due to our small volume manufacturer (“SVM”) status we benefit from a derogation from the existing emissions requirement and we are instead required to meet, by 2021, alternative targets for our fleet of EU-registered vehicles. Despite global shipments exceeding 10,000 vehicles in 2019, Ferrari still qualifies as an SVM under EU regulations, since its total number of registered vehicles in the EU per year is less than 10,000 vehicles. On July, 14, 2021, the European Commission published a proposal to amend the EU 2019/631, which, among other things, would repeal from 2030 the derogation granted to SMVs. If the proposed amendment is confirmed in the final rule, this may have a significant effect on our costs.
Switzerland has historically adopted the targets approved by the European Commission. On November 24, 2021, the Swiss Federal Council amended the CO2 emission regulations for cars and vans and starting from January 1, 2022 the vehicles of niche and small volume manufacturers will have to meet the same CO2 emission targets as those of large volume manufacturers. This change in legislation is expected to result in additional costs for Ferrari, either through penalties or the purchase of emissions credits from other manufacturers.
In the United States, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have set the federal standards for passenger cars and light trucks to meet certain combined average greenhouse gas (“GHG”) and fuel economy (“CAFE”) levels and more stringent standards have been prescribed for model years 2017 through 2025. Since Ferrari is considered to be an SVM under EPA GHG regulations (as it produces less than 5,000 vehicles per model year for the US market), we expect to benefit from a derogation from currently applicable standards. We also petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for model years 2017 through 2021 and issued final alternative GHG standards for us and other SVMs. In September 2016 we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally and we proposed alternative CAFE standards for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are no longer considered an SVM by the NHTSA for the model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore, since we met the NHTSA definition of SVM, we have requested an alternative fleet average GHG standard for model year 2020. The NHTSA has confirmed that it will not send a shortfall letter to Ferrari requiring payment of CAFE civil penalties or the application of CAFE credits with regard to model year 2020 until the NHTSA has ruled on Ferrari’s petitions for an alternative standard. If our petitions are rejected, we will not be able to benefit from the more favorable CAFE standard levels which we have petitioned for and this may require us to purchase additional CAFE credits in order to comply with applicable CAFE standards. In 2021, our global production exceeded 10,000 vehicles again, and therefore we are no longer considered SVM by the NHTSA for the model year 2021. We already purchased the CAFE credits needed to fulfill our 2021 deficit. We expect to adopt the same approach in the coming years.
In the United States, considerable uncertainty is associated with emissions regulations in light of changing policies under the past and newly appointed administration. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. On March, 31, 2020, the

NHTSA and the EPA issued the final Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule (the “SAFE Vehicles Rule”) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule, the overall stringency of the federal standards is significantly reduced from the levels previously set: the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the previous standards issued in 2012, which would have required annual increases of approximately 5 percent. In May 2021, the NHTSA issued a notice of proposed rulemaking proposing to fully repeal the regulatory text and appendices promulgated in the SAFE Vehicles Rule. In August 2021, the EPA published a notice of proposed rulemaking proposing to strengthen federal GHG emissions standards for passenger cars and light trucks by setting stringent requirements for reductions from model years 2023-2026. Consistent with the EPA approach, in September 2021, NHTSA published a notice of proposed rulemaking proposing revised fuel economy standards for passenger cars and light trucks for model years 2024-2026. The EPA and the NHTSA did not propose any changes to the regulations regarding SVM status or alternative standards.
In the state of California (which has been granted special authority under the Clean Air Act to set its own vehicle emission standards), the California Air Resources Board (“CARB”) has enacted regulations under which manufacturers of vehicles for model years 2012-2025 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” option). On December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed-to-comply” provision would not be available for model years 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). California and other states, along with the cities of Los Angeles and New York, initiated litigation to challenge this final rule. Several environmental groups have also challenged such final rule. Ferrari currently avails itself of the “deemed-to-comply” provision to comply with CARB greenhouse gas emissions regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.
In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for SVMs. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. More stringent air pollutant emissions standards for combustion engine vehicles are expected to be set by early 2022.
Depending on the future regulatory developments, the technological solutions required to ensure Euro 7 compliance may affect customers’ expectations on performance, sound and driving experience. The European Commission is also expected to assess and evaluate the current noise emissions limits, with the risk of more stringent thresholds.
In relation to the safety legislation framework, in 2016, the NHTSA published guidelines for driver distraction, for which rulemaking activities have not progressed since early 2017. The costs of compliance associated with these and similar rulemaking may be substantial.
Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. In China, for example, Stage IV fuel consumption regulation targeted a national average fuel consumption of 5.0L/100km by 2020, and the Stage V regulation, issued on December 31, 2019, targets a national average fuel consumption of 4.0 l/100km by 2025. In addition to the fuel consumption target on the entire fleet, the Chinese regulation GB 19578-2021 sets specific fuel consumption limits on model types. Currently, this standard is only applicable to domestic cars, as it is not adopted by the China Certification and Accreditation Administration (CNCA). If this regulation were also applied to importers, considering the current Ferrari portfolio, only the plug-in hybrid models would be compliant.
In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different levels of stringency effective starting from 2020. Moreover, several autonomous Chinese regions and municipalities have implemented the requirements of the

National 6 program even ahead of the mandated deadlines. During 2020, the Chinese Vehicle Emission Control Center (VECC) launched the “Pre-study on Next Stage Emission Standards for Light Duty Vehicles”, an ongoing research project expected to be finalized in a more stringent emission program in the coming years. Depending on the future regulatory developments, the technological solutions required to ensure the compliance may affect customers’ expectations on performance, sound and driving experience.
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
In the future, the advent of self-driving technology may result in regulatory changes that we cannot predict but may include limitations or bans on human driving in specific areas. In 2020 the European Commission issued its new digital strategy policies, which represent a priority in the European Commission’s regulatory agenda. Although no regulations have been issued in this regard, the European Commission has showed a determination to strengthen Europe’s digital sovereignty and role as a standard setter, with a clear focus on data, technology, and infrastructure.
Similarly, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, as a result of progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. The CARB is developing regulations to implement such executive order. During 2021, the state of Washington also moved ahead with legislation that could phase out sales of non-zero-emission vehicles by 2030. In November 2020, the UK Prime Minister, the Transport Secretary and the Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. This will put the United Kingdom on course to be the first G7 country to decarbonize cars and vans. Any further similar developments in the future may adversely affect the demand for our cars and our business.
In September 2017, the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibilities for SVMs (defined as manufacturers with less than 2,000 units imported in China per year) that achieve a certain minimum CAFC yearly improvement rate. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020. The Administrative Measures have been extended to 2023. Because our CAFC is expected to exceed the regulatory ceiling, we will be required to purchase NEV credits. There is no assurance that an adequate market for NEV credits will develop in China and if we are not able to secure sufficient NEV credits this may adversely affect our business in China.
Several others regulations are also emerging to take into account the non-exhaust emissions such as brake particulate emissions and the environmental impact of the electric and hybrid vehicles components, with a particular focus on batteries and waste batteries.
To comply with current and future environmental rules in all markets in which we sell our cars, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operations.
The introduction of hybrid and electric technology in our cars is costly and its long-term success is uncertain.
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
In 2021 we launched the 296 GTB, our third production model with Plug-in Hybrid Electric Vehicle (PHEV) technology, while in 2020 we made the first shipments of the SF90 Stradale, the first series production Ferrari to feature PHEV architecture, which integrates the internal combustion engine with three electric motors, and the launch of the SF90 Spider, the spider version of the SF90 Stradale and Ferrari’s first plug-in hybrid spider. Additionally, some of our past models, such as LaFerrari and LaFerrari Aperta, also included hybrid technology. The integration of hybrid and electric technology more broadly into our car portfolio over time may present challenges and costs. We expect to increase R&D spending in the medium term particularly on hybrid and electric technology-related projects. Although we expect to price our hybrid and electric cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience, and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Other manufacturers of luxury sports cars may be more successful in implementing hybrid and electric technology. In the long-term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience, hybrid and pure electric cars may become the prevalent technology for performance sports cars thereby displacing combustion engine models. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.”
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
We have in the past and we may from time to time in the future be required to recall our products to address performance, compliance or safety-related issues. We may incur costs for these recalls, including replacement parts and labor to remove and replace the defective parts. For example, in the course of 2015 and 2016, we issued a series of recalls relating to defective air bags manufactured by Takata and installed on certain of our models. Also in light of uncertainties in our ability to recover the recall costs from Takata (which filed for bankruptcy in June 2017 and was later acquired by Key Safety Systems in April 2018), we recorded a provision regarding this matter in the second quarter of 2016 for an amount of €37 million. This provision has been used over time and amounted to approximately €3 million as of December 31, 2021. For additional information related to the Takata airbag inflator recalls see “Item 4.B. Business Overview—Regulatory Matters—Vehicle safety”. In addition, regulatory oversight of recalls, particularly in the vehicle safety, has increased recently. Any product recalls can harm our reputation with clients, particularly if consumers call into question the safety, reliability or performance of our cars. Any such recalls could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product liability claims and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

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
Our compliance controls, policies, and procedures may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties. In particular, our business activities may be subject to anticorruption laws, regulations or rules of other countries in which we operate. If we fail to comply with any of these regulations, it could adversely impact our operating results and our financial condition. In addition, actual or alleged violations could damage our reputation and our ability to conduct business. Furthermore, detecting, investigating, and resolving any actual or alleged violation is expensive and can consume significant time and attention of our executive management.
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
As of December 31, 2021, our gross consolidated debt was approximately €2,630 million (which includes our financial services). See “Item 5.B. Liquidity and Capital Resources—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
Car sales depend in part on the availability of affordable financing.
In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates may rise generally based on governmental monetary policies or actions of central banks, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Following widespread indications of returning inflation in several major economies, central banks are signaling that interest rate increases may be expected in coming periods. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may choose not to, or may not be able to, obtain financing to purchase our cars.
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

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through asset-backed financing programs. At December 31, 2021, an amount of $1,020 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Item 5.B. Liquidity and Capital Resources—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our controlled or associated finance companies would become more difficult and expensive and our financial condition may therefore be adversely affected.
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
Our dealer and retail customer financing in Europe are mainly provided through our partnership with FCA Bank S.p.A. (“FCA Bank”), a joint venture between FCA Italy S.p.A. and Crédit Agricole Consumer Finance S.A. (“CACF”). If we fail to maintain our partnership with FCA Bank or in the event of a termination of the joint venture or change of control of one of our joint venture partners, we may not be able to find a suitable alternative partner with similar resources and experience and continue to offer financing services to support the sales of Ferrari cars in key European markets, which could adversely affect our results of operations and financial condition. In December 2021, Stellantis N.V. (hereinafter also “Stellantis” and together with its subsidiaries, the “Stellantis Group”) communicated its intention to create a leading operational leasing group and enhanced captive finance arm. As part of the proposed transaction, CACF is expected to acquire the 50 percent stake in FCA Bank currently owned by Stellantis. We will continue to monitor future developments in this area and evaluate any potential impacts on our partnership with FCA Bank.

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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. For other risks related to a rise in interest rates, see also “Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt” and “Car sales depend in part on the availability of affordable financing”. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. For example, the U.S. Dollar remained relatively stable during the first half of 2021 and appreciated against the Euro during the second half of 2021, while the pound sterling appreciated against the Euro throughout the year 2021. No significant adverse movements in foreign exchange rates have occurred in early 2022. If the U.S. Dollar or some other currencies were to depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Item 5. “Operating and Financial Review—Trends, Uncertainties and Opportunities”.

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
Exor N.V. (“Exor”) is our largest shareholder, holding approximately 24.21 percent of our outstanding common shares and approximately 36.00 percent of our voting power (as of February 14, 2022). Therefore, Exor has a significant influence over these matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 14, 2022, Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.30 percent of our outstanding common shares and approximately 15.31 percent of voting interest in us (as of February 14, 2022). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, Piero Ferrari also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.
We may have potential conflicts of interest with Stellantis and Exor and its related companies.
Questions relating to conflicts of interest may arise between us and Fiat Chrysler Automobiles N.V., our former largest shareholder, renamed Stellantis N.V., in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and Stellantis. For example, Mr. John Elkann, our Executive Chairman, is the Chairman and an executive director of Stellantis and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of Stellantis or Exor, our and Stellantis’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 24.21 percent of our outstanding common shares and approximately 36.00 percent of the voting power in us (as of February 14, 2022), while it holds approximately 14.4 percent of the outstanding common shares in Stellantis (based on SEC filings). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. Exor also owns a controlling interest in CNH Industrial N.V., which was part of the former Fiat Group before its spin-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and Stellantis or Exor, as applicable.
Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.
The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 14, 2022, Exor had approximately 24.21 percent of our outstanding common shares and a voting interest in Ferrari of approximately 36.00 percent. As of February 14, 2022, Piero Ferrari held approximately 10.30 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, had approximately 15.31 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, summarized under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Item 10.B. Memorandum and Articles of Association—The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares”.
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
Our shares are listed on both the New York Stock Exchange (“NYSE”) and the Euronext Milan. The dual listing of our common shares may split trading between the NYSE and the Euronext Milan, adversely affect the liquidity of the shares and the development of an active trading market for our common shares in one or both markets and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.
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
One step of our Separation (further described under “Item 4.A. History and Development of the Company”) from FCA (references to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, prior to the merger between FCA and Peugeot S.A. completed on January 16, 2021, which resulted in the creation of Stellantis N.V.) included a demerger from FCA of our common shares previously held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we retain any liability for obligations of FCA, now Stellantis, existing at the time of the Separation. Nevertheless, in the event that Stellantis fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “Item 4.A. History and Development of the Company”.
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

On October 8, 2021, an agreement was reached between 136 countries for a two-pillar approach to international tax reform (the “OECD Agreement”). Amongst other things, Pillar One proposes a reallocation of a proportion of tax to market jurisdictions, while Pillar Two seeks to apply a global minimum effective tax rate of 15 percent starting from 2023. The OECD Agreement is likely to determine changes in corporate tax rates in a number of countries in the coming years. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country, which are subject to uncertainty. Additionally, there are expected changes on the horizon with respect to US tax reforms. At this time, it is expected that these changes will be substantively enacted in 2022. There was no impact on current or deferred taxes in 2021 in relation to these potential tax changes and management will continue to monitor developments in the related tax legislation going forward.
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
Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We are currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with applicable tax regulations in Italy. Law Decree No. 146 as amended by the 2022 Italian budget law, replaced the former Patent Box regime (which allowed taxpayers to exempt from corporate income tax (IRES) and regional income tax (IRAP) up to 50% of their income derived from the direct or indirect exploitation of intangibles) with a 110% “super tax deduction” for R&D expenses related to eligible intangible assets. The decree provides for a specific transitional procedure between the two regimes. The amount of the related tax benefits (if any) that the Group may receive from the Patent Box or other tax regimes remains subject to uncertainty.

Furthermore, we currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses and for the investments on manufacturing equipment, which result in a tax saving.

In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no.126/2020, which re-opened the voluntary step up of tangible and intangible assets, with the application of a three-percent substitutive tax rate. The 2022 budget law introduced some retroactive changes to the step-up regime. In particular, the 2022 budget law provides for an extension from 18 years to 50 years of the amortization period for tax purposes for any trademarks and goodwill that benefited from the step-up regime. The modification even if reduces our annual financial benefit does not affect the overall positive impact of the incentive.

These measures continue to mitigate the tax burden in Italy. Significant changes in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges. See also “Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.”

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
Ferrari became an independent, publicly traded company following its separation from FCA (renamed Stellantis in January 2021, following the merger of Peugeot S.A. with and into FCA), which was completed on January 3, 2016 (the “Separation”) and occurred through a series of transactions including (i) an intragroup restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange in October 2015 under the ticker symbol RACE, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. On January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario (“MTA”, subsequently renamed Euronext Milan), under the ticker symbol RACE.
For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

B. Business Overview

Business Summary
Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful racing team in the history of Formula 1. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. We are the only team which has taken part in all the editions of the Championship, racing in more than 1,000 Formula 1 Grand Prix races. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 172 authorized dealers operating 191 points of sale as of the end of 2021.
We believe our cars are the epitome of performance, luxury and styling. Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona, a line of modern cars inspired by our iconic cars of the past. Our current product range (including cars presented in 2021, for which shipments will commence in future years) is comprised of six sports cars (the 812 GTS, the Ferrari F8 Tributo, the Ferrari F8 Spider, the 296 GTB, the SF90 Stradale and the SF90 Spider), two GT cars (the Ferrari Roma and the Ferrari Portofino M), two special series cars (the 812 Competizione and the 812 Competizione A), two versions of our first Icona model, the Ferrari Monza SP1 and the Ferrari Monza SP2, as well as the recently presented new model in the Icona range, the Ferrari Daytona SP3.
In 2021 we completed the shipments of the 812 Superfast, while the shipments of the Ferrari Monza SP1 and SP2 will be completed in the first quarter of 2022. We also produce limited edition hypercars and one-off cars. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. In 2021, we launched 4 new models, including the 296 GTB, a new PHEV featuring a new V6 engine, the limited series V12 812 Competizione and 812 Competizione A, and the new Icona series model, the Ferrari Daytona SP3, and we have launched 13 models in accordance with our plan to launch 15 new models by 2022 as announced at our 2018 Capital Markets Day.
In 2021, we shipped 11,155 cars and recorded net revenues of €4,271 million, EBIT of €1,075 million, net profit of €833 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,531 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP financial measures we present, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.
Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC, which represented respectively 49.2 percent, 25.4 percent, 8.1 percent and 17.3 percent of units shipped in 2021. The geographical distribution of shipments reflects deliberate allocations driven by the phase-in pace of individual models.
We focus our marketing and promotion efforts in the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the FIA Formula 1 World Championship, which is the pinnacle of motorsport and is one of the most watched annual sports series in the world, with approximately 445 million unique viewers in 2021 and an average total audience for a Grand Prix weekend of 70.3 million. (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.
As one of the world’s most recognized premium luxury brands, we operate in carefully selected luxury and lifestyle categories consistent with our image. We launched our first fashion collection on June 13, 2021 in Maranello, drawing inspiration from our marque’s style, innovation and performance. We also license the Ferrari brand to a limited number of producers and retailers of luxury and lifestyle sectors, including theme parks that, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts. The world of Ferrari can also be experienced in our Ferrari Museum in Maranello and in the Enzo Ferrari Museum in Modena.

Our international network of Ferrari Stores consists of 16 Ferrari owned store and 14 franchised stores (including 12 Ferrari Store Junior) where visitors can find our fashion collection as well as on our website. In 2021 we began giving a fresh new look to the stores, starting with our stores in Maranello, Milan, Rome and Los Angeles.

On June 15, 2021 we reopened and revitalized our Ristorante Cavallino, which is situated opposite to the entrance of our Maranello factory, while retaining the heritage of this historic location.

We continue in our unwavering pursuit of reaching carbon neutrality by 2030, addressing – in addition to our electrification journey – both direct and indirect emissions with a focus on energy and materials. As a further step forward in this process, in 2021 we calculated our carbon footprint considering the emissions related to all of our activities over our entire value chain. Our calculation, based on greenhouse gas protocol methodology, has been certified according to ISO 14064-1:2018 requirements by a third-party and allowed us to determine priority areas for action.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the growth of the premium luxury market. We intend to pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

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
In 2021, the luxury performance car market experienced a V-shaped recovery, with Ferrari shipments returning to and surpassing the 2019 pre-pandemic levels while shipments of the overall luxury performance car market partially recovered but remained below the 2019 pre-pandemic levels, after the economic shock experienced in 2020 as a result of the COVID-19 pandemic. The actions taken worldwide for the containment of the pandemic, including widespread vaccination campaigns, enabled Ferrari and some of its main competitors to fully recover and maintain their production capacity. Furthermore, the renewed product offering by several competitors was another key element driving the positive performance of the market.
Unlike in other segments of the broader luxury market, in the luxury performance car market, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement of a new product is capable of creating and capturing its own demand from clients.
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
As shown in the chart below, our volumes in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as to the higher number of models in our range and our more frequent product launches compared to our competitors.

UNITS
UNITS
FERRARI
LUXURY PERFORMANCE CAR INDUSTRY
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010
Dec. 31, 2011
Dec. 31, 2012
Dec. 31, 2013
Dec. 31, 2014
Dec. 31, 2015
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021
FERRARI
LUXURY PERFORMANCE CAR INDUSTRY

•Ferrari and Luxury Performance Car Industry data are updated to December 31, 2021.
•The commercial criteria we used for evaluation of the Luxury Performance Car Industry include all two door GT and sports cars with power above 500 hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Polestar, Porsche and Rolls-Royce.
•Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 86% of the total Ferrari shipments in 2021).
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
In 2021, Ferrari volumes in the largest 22 markets increased compared to 2020, primarily driven by contribution from our renewed and enlarged product range. In 2021, we had a market share of 26% in the luxury performance car market; with 30% of market share in the sports car segment and 20% of market share in the GT segment.

The chart below sets forth our market shares in 2021 based on volumes in our largest 22 markets by geographical area.

•Ferrari and Luxury Performance Car Industry data updated to December 31, 2021.

•The commercial criteria we used for evaluation of the Luxury Performance Car Industry include all two door GT and sports cars with power above 500 hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Polestar, Porsche, and Rolls-Royce.

•Ferrari data based on internal information for the 22 top countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 86% of the total Ferrari shipments in 2021).

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

•Ferrari is market leader in several countries, including France, Italy, Switzerland, UK, USA, Australia, Japan and South Korea, among others.

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
Our current sports car models are the 812 GTS, the Ferrari F8 Tributo, the Ferrari F8 Spider, the 296 GTB and the SF90 Stradale and the SF90 Spider, our first series production Plug-in Hybrid Electric Vehicle (PHEV) models. Our principal competitors are Lamborghini, McLaren, Porsche, Mercedes, Aston Martin and Audi. Our current GT range models include the Ferrari Roma and the Ferrari Portofino M, while our main competitors are Rolls-Royce, Bentley, Aston Martin and Mercedes.
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

Sports and GT Range, Special Series and Icona: Ferrari Line-Up Strategic Pillars
Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona. Our current product range as of the date of this report includes six sports cars (the 812 GTS, the Ferrari F8 Tributo, the Ferrari F8 Spider, the 296 GTB, the SF90 Stradale and the SF90 Spider), two GT cars (the Ferrari Roma and the Ferrari Portofino M), two special series cars (the 812 Competizione and the 812 Competizione A), and three strictly limited edition Icona models (the new Ferrari Daytona SP3, which was presented in November 2021, as well as the Ferrari Monza SP1 and SP2). In 2021 we completed shipments of the 812 Superfast. We target end clients seeking high performance cars with distinctive design and state-of-the-art technology. Our broad model range is designed to fulfill the strategy of “Different Ferrari for different Ferraristi, different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of new customer segments (in terms of sportiness, comfort, on-board space, design, amongst others) and that can allow our existing clients to use a Ferrari in various moments of their lives. Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V6, V8 and V12), technologies (atmospheric, turbo-charged, hybrid, electric), body styles (such as coupes, spiders and targa), and seats (2 seaters and 2+ seaters).
We are also actively engaged in after sales activities driven, among other things, by the objective of preserving and extending the market value of the cars we sell. We believe our cars’ performance in terms of value preservation after a period of ownership significantly exceeds that of any other brand in the luxury car segment. High residual value is important to the primary market because clients, when purchasing our cars, take into account the expected resale value of the car in assessing the overall cost of ownership. Furthermore, a higher residual value potentially lowers the cost for the owner to switch to a new model thereby supporting client loyalty and promoting repeat purchase.

The charts below set forth the percentage of our unit shipments (excluding the XX Programme, racing cars, one-off and pre-owned cars) for the years ended December 31, 2021, 2020 and 2019 by pillar:
_____________________
(*) Shipments of Icona models commenced in 2019 and contributed to less than 1 percent of our shipments for that year.

The table and charts below set forth our unit shipments(1) for the years ended December 31, 2021, 2020 and 2019, by geographic market:

(Number of cars and % of total cars)	For the years ended December 31,
	2021	%	2020	%	2019	%
EMEA
Germany	1,252	11.2%	995	10.9%	967	9.5%
UK	996	8.9%	971	10.6%	1,120	11.1%
Italy	668	6.0%	574	6.3%	559	5.5%
Switzerland	481	4.3%	456	5.0%	454	4.5%
France	473	4.2%	463	5.1%	452	4.5%
Middle East(2)	334	3.0%	304	3.3%	309	3.1%
Other EMEA(3)	1,288	11.6%	1,055	11.6%	1,034	10.1%
Total EMEA	5,492	49.2%	4,818	52.8%	4,895	48.3%
Americas(4)	2,831	25.4%	2,325	25.5%	2,900	28.6%
Mainland China, Hong Kong and Taiwan	899	8.1%	456	5.0%	836	8.3%
Rest of APAC(5)	1,933	17.3%	1,520	16.7%	1,500	14.8%
Total	11,155	100.0%	9,119	100.0%	10,131	100.0%
__________________________
(1)Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)Other EMEA includes Africa and the other European markets not separately identified.
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Sports Range
Our sports cars are characterized by compact bodies, a design guided by performance and aerodynamics, and often benefit from technologies initially developed for our Formula 1 single-seaters or Ferrari GT racing activities. They favor performance over comfort, seeking to provide a driver with an immediate response and superior handling, leveraging state-of-the-art vehicle dynamics components and controls. In our sports car class, we offer six models: the SF90 Stradale and SF90 Spider, our first series production cars which feature PHEV technology that combines a V8 engine (780 hp) with three electric motors allowing the car to reach 1,000 hp; the Ferrari F8 Tributo and the Ferrari F8 Spider, equipped with a mid-rear V8 engine (720 hp), 4 time winner of the engine of the year award; the 812 GTS, equipped with a front V12 engine (800 hp) and the 296 GTB, which is the first 6-cylinder engine installed on a Ferrari road car and produces 830 hp total power output delivered by a new 120° V6 engine (663 hp) coupled with an electric motor capable of delivering a further 122 kW (167 hp) – unprecedented performance for a V6 car.

GT Range

Our GT cars, while maintaining the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and on-board life quality. In our GT range, we offer two models equipped with our V8 engine, the Ferrari Roma (620 hp) and the Ferrari Portofino M (620 hp).
The following chart depicts the four dimensions of our customer value proposition for our sports and GT range models:
Special Series
From time to time, we also design, engineer and produce special series cars which can be limited in time or volume and are usually based on our range sports models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving emotions. Our special series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new range models. Following the completion of shipments for the Ferrari 488 Pista and Ferrari 488 Pista Spider in 2020, in 2021 Ferrari launched the 812 Competizione and the 812 Competizione A (830 hp). Respectively a coupe and a targa, the 812 Competizione and the 812 Competizione A represent the pinnacle of our technical expertise and performance with an extraordinary weight to power ratio of 1.79 kg/hp, which puts them at the top of our V12 car category, reaching 0-100 km/h in 2.85 seconds and 0-200 km/h in 7.7 seconds.
Icona
In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic cars of our history and reinterprets them in a modern fashion, pairing timeless design with state-of-the-art materials and technology. The first examples of this strictly limited-edition product line-up are the Ferrari Monza SP1 and SP2, which are inspired by the classic collectible barchetta cars, the 750 Monza and 860 Monza. In 2021 the Ferrari Daytona SP3 was unveiled. This limited-edition targa takes inspiration from legendary Ferrari sports prototypes of the 1960s and sports a naturally aspirated V12 engine, mid-rear-mounted in typical racing car style. Undisputedly the most iconic of all of Ferrari’s engines, this power unit delivers 840 hp – along with 697 Nm of torque and maximum revs of 9500 rpm – making it the most powerful naturally aspirated road engine ever built by Ferrari.

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
In order to meet the varying needs of our most loyal and discerning clients, we also produce a very limited number of one-off models. While based on the chassis and equipped with engines of one of the current range models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models emerged from our One-Off program include the SP12 EC (inspired by the 512 BB and created in 2011), the F12 TRS (a radical two-seat roadster created on the platform of the F12berlinetta in 2014), the Ferrari SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40), the 458MM Speciale (the last mid rear model with a V8 naturally aspirated engine in 2016), the Ferrari P80/C, a real track car taking inspiration from past Ferrari Sport Prototipo models, and the Ferrari Omologata, based on the 812 Superfast V12 platform. The most recent model, produced in 2021, is the BR20, a very elegant V12 based on the GTC4 Lusso.

Personalization Offer
All of our models feature highly customizable interior and exterior options, which are included in our personalization catalog. Some of these options include performance contents like carbon fibre parts, carbon fibre wheels, titanium exhaust systems, alternative brake caliper colors, parking cameras, MagnaRide dual mode suspension, various door panel configurations, steering wheel inserts and state-of-the-art custom high fidelity sound systems. Starting with the SF90 Stradale and the SF90 Spider, we have also introduced the “Assetto Fiorano” configuration, which provides numerous exclusive features for those who seek radical performance and design. This more extreme configuration is also available for the 296 GTB.
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

Design
Design is a fundamental and distinctive aspect of our products and our brand. Our designers, modelers and engineers work together to create car bodies that incorporate the most innovative aerodynamic solutions in the sleek and powerful lines typical of our cars. The interiors of our cars seek to balance functionality, aesthetics and comfort. Cockpits are designed to maximize the driving experience, tending towards more sporty or more comfortable depending on the model. The interiors of our vehicles boast elegant and sophisticated trims and details that enhance the ergonomic layout of all main controls, many of which are clustered on the steering wheel. A guiding principle of our design is that each new model represents a clear departure from prior models and introduces new and distinctive aesthetic elements, delivering constant innovation within the furrow of tradition.
For the design of our cars we have relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and Pininfarina. These partnerships helped Ferrari in defining its design language at the forefront of design advance. Throughout the years this area of excellence has been recognized repeatedly by a long series of awards being bestowed upon Ferrari cars.
In 2010 we established the Ferrari Design Centre, our in-house design department, with the objective of improving control over the entire design process and ensuring long-term continuity of the Ferrari style. The mission of the Ferrari Design Centre is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works of the Ferrari Design Centre (see “—Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the GT and sports car range special editions, limited edition hypercars, Iconas, one-off models, concept cars and some track-only models. Ferrari Design also includes a Color & Trim unit which manages the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the Product Marketing department. Ferrari Design is also involved in the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Brand Activities”). In 2019, we created the Advanced Design team, a laboratory that aims at defining the brand’s design vision, developing new concepts and formal languages through so far unexplored methods and tools, and trying to achieve simplification and formal purity while staying true to the Ferrari DNA which has characterized its history.
Ferrari Design is organized as an integrated automotive design studio, employing a total workforce of approximately 120 people (full-time workers as well as external contractors) including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.
In September 2018 we opened a new building for the Ferrari Design Centre, which is our first facility fully dedicated to the Ferrari Design. The new building hosts two Ateliers and the Tailor Made department to engage clients with Ferrari’s rich personalization services. The Ferrari Design Centre has designed our most recent cars, including our entire current line up.

During its 12 year history, the Ferrari Design Centre has received many prestigious design awards for the cars it has designed, including the following in the last 2 years:

•Ferrari SF90 Spider: iF Design Award; Red Dot Design Award (2021);
•Ferrari Omologata: Red Dot Design Award (2021);
•Ferrari Roma: iF Design Award (2021);
•Ferrari Portofino M: AUTONIS - Best New Design 2021-Auto Motor und Sport - (2021);

•Ferrari Roma: The Most Beautiful Supercar of the Year — Festival Automobile International, Paris (2020); Red Dot Design Award (2020); Car Design Award (2020);
•Ferrari SF90 Stradale: iF Gold Design Award (2020); Red Dot Best of The Best (2020);
•Ferrari F8 Tributo: iF Design Award (2020); Red Dot Design Award (2020);
•Ferrari One Off P80/C: iF Design Award (2020);
•Ferrari Monza SP1: XXVI PREMIO COMPASSO D’ORO (2020).

On September 27, 2021 we announced a long-term, multi-year collaboration with the creative collective LoveFrom. The first expression of this new partnership will bring together Ferrari’s legendary performance and excellence with LoveFrom’s unrivalled experience and creativity that has defined extraordinary world changing products.

Product Development
Product development and technological innovation
    Our development efforts take into account the three defining dimensions of Ferrari cars; performance; versatility and comfort; and driving emotions.
Performance reflects features such as weight, horsepower, torque, grip, aerodynamic efficiency, acceleration, and maximum speed, which all contribute to determine the lap time on track. We strive to ensure that every Ferrari is the best performing car in its segment.
Versatility derives from spaciousness, accessibility and mode of traction, including rear‑wheel‑drive or all‑wheel‑drive and, in future, electric-powered driving. Comfort results from the ease of the riding experience and onboard interface. Regulation will affect development in this area; for example, a prescribed electric range may be required in future to access city centers.
Driving emotions is a key differentiator of Ferrari cars. There are three elements to driving emotions: sound, perceived acceleration and responsiveness of the car. Sound is an important part of the experience and very involving for the driver. Perceived acceleration is the driver’s subjective impression of the instantaneous car acceleration beyond the actual 0-100 or 0-200 km/h performance measured in the car technical specifications. Responsiveness requires that every driver command (steering, gear shifting and braking) leads to an immediate, linear and controllable reaction of the car.
These three dimensions variably interact in our sports and GT cars. As we work on the future product range, we strive to improve on each of those dimensions, focusing for sports cars on performance and driving emotions, and for GT cars on versatility and comfort on board and driving emotions.

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
Combustion and hybrid engines
We believe internal combustion engines will remain important in Ferrari’s powertrain mix and therefore we continue to invest in new combustion engine technologies and the development or use of bio-fuels.
Going forward, Ferrari will have three engine families:
V12 - We will maintain and develop the V12 naturally aspirated engine family, long the pinnacle of Ferrari engines;
V8 - We have implemented further technological enhancements for the V8 family; and
V6 - We developed and launched this year a completely new V6 family based on a specific and innovative architecture.
The industry effort to combine greater power outputs with lower emissions and consumption often leads to a higher turbo lag. Through a technological breakthrough, Ferrari has engineered a turbo engine with turbo engine performance but with the response of a naturally aspirated engine. For example, compared to Ferrari’s previous line of V8 turbo engines, the specific power output of the Ferrari F8 Tributo and the Ferrari 488 Pista was increased to 184 horsepower per litre without meaningful turbo lag.
We have undertaken an important program to develop hybrid and electric technology. One of the more relevant topics of this generation, we expect the concept of the car in an era of climate change to be an opportunity for us. We intend to use hybrid and electric technology, as well as Formula 1 technology, to increase specific power output without turbo lag.
Innovation runs within Ferrari, so the challenge of building a Ferrari for a low-emissions future is one that we are already embracing. With the SF90 Stradale we developed the first series production model in our range with PHEV technology, which is also featured in the SF90 Spider. In 2021 we launched our third production model with PHEV technology, the 296 GTB, a pure rear wheel drive sports car that reaches the pinnacle of driving emotions thanks to its V6 engine and significantly reduced weight, giving it a class-leading overall weight-to-power ratio. The increased offering of hybrid powertrains will allow us to meet both specific regulatory requirements and also satisfy customers’ desires for significantly improved emissions, while enhancing the performance and driving experience that render Ferrari cars unique.
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

Rear-mid-engine architecture
The rear‑mid‑engine architecture is optimal for sports cars thanks to its compact dimensions, low gravity center and favorable mass repartitions. It is designed to integrate multiple power units with a higher specific power output than the Ferrari 488 Pista. In this architecture, combustion engines can be combined with an electric motor to realize hybridization, including a battery to enable electric range. This architecture also allows to install an E-Axle on the front to increase overall power and to have an all-wheel drive powertrain. The first application of this architecture is the SF90 Stradale. In combination, we have developed a new and highly innovative 8-shift double‑clutch transmission gearbox. Hybridization will impact the weight of engines and therefore we will deploy new lightweight technologies to compensate this impact. Package efficiency will also be key to achieve a compact car that reduces weight and inertia. In order to apply the architecture to different powertrains, the wheelbase may vary. The second example of this new architecture is the 296 GTB, where the V6 engine allowed for a reduction in the wheel base of 500 mm with a positive impact on driving emotions and without any trade off of comfort on board.
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
Autonomous driving and connectivity
While we do not intend to develop self-driving cars, we will adopt certain features of autonomous driving technology in response to regulatory developments and customer preferences, especially in the GT segment. For example, in 2018 we launched initial functionalities for Advanced Driving Assistant Systems (ADAS) such as predictive braking and automatic cruise control on current models, and further innovations will be introduced in future models.
Ferrari is carefully monitoring the evolution of autonomous driving technologies, including sensors, new chips, artificial intelligence and connectivity, and we will select and customize those innovations compatible with the Ferrari experience and the highest security standards. These technologies combined with the hybridization and the incoming cybersecurity requirements will also have an important impact on the electronic architecture of our cars and we are presently developing our future electrical and electronic architecture to take into account these requirements.

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
Between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt and in recent years we have continued to make significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state-of-the-art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly. Starting from 2021, we have been acquiring additional resources and production equipment, mainly in relation to Battery Electric Vehicles (“BEVs”), to successfully manage the new technological advancements and related challenges resulting from the transition to electrification.
As at December 31, 2021, our production processes employed 1,723 engineers, technicians and other personnel (191 white collar employees and 1,532 workers, of which 449 were temporary production employees). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts to address special peaks in demand. In 2021 we increased production with the introduction of a second shift on car assembly lines in addition to the single shift operated on the V8 assembly line. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. We are also committed to continually improving the reliability of our cars, reducing defects, and optimize finishing.
Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinder heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.
Engine Production
Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinder heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, as well as our own shell and sand casting molds. Once all components are ready, engines are assembled on different lines for our V12 engines, our V8 and V6 engines, and the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine goes to the test benches to ensure it delivers the expected performance; 10-20 percent of engines are also hot tested and measured for power and torque. In 2021 we produced an average of approximately 114 engines per day, including approximately 8 V12 engines and 49 V8 engines (including 5 V8 turbo for Maserati), as well as 57 V6 engines for Maserati (see “—Manufacturing of Engines for Maserati”).
Body Assembly
In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. The main components of body-shells are not manufactured internally but are sourced from manufacturers for chassis, bodies and carbon fiber parts. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8 and V12 aluminum bodies. We carefully check the alignment of the various parts – most importantly the engine cover and the wings – with electronic templates and gauges. Our highly trained specialists also perform surface controls on the aluminum panels and eliminate any imperfections by either filing or panel beating. In our Scaglietti plant we also have a dedicated line for the assembly of a special carbon fiber body for the Ferrari Monza SP1 and SP2, and for the latest Icona model launched in November 2021, the Ferrari Daytona SP3.
Painting
When transferred to our paint shop, the bodies are mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 140°C. Primers are then applied and fixed at 190°C until the completely grey body-shell is ready for painting. All body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural electrostatic properties) to clean off any dirt particles or impurities before painting. The painting process is automated for larger surfaces, while it is done by hand for some other localized areas. In 2019, we replaced the robot which performs the application of the base coat. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2018 we substituted our clear coat with a new generation 2K (bi-component) transparent coat that allows us to decrease the temperature of the oven from 140°C to 90°C; this is a very innovative process that allows us to simultaneously paint aluminum and carbon fiber parts.
Assembly Line and Final Checks
The final assembly of our cars takes place in Maranello. We have three different lines placed at ground level and the first floor of the building. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a separate sub-line. In 2018, the line on the first floor moved from one shift to two shifts. On the first floor there is also the assembly line for the Ferrari Monza SP1 and SP2; starting from April 2021, the line on the ground floor also moved from one to two shifts.
Personalization and Road Tests
During the assembly process of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports and GT, Special Series and Icona: Ferrari Line up Strategic Pillars—Personalization Offer”). After the assembly phase, every car completes a 40-kilometer road test-drive.
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
In 2011 we began producing a family of engines exclusively for Maserati, in much larger production volumes to be installed on the Quattroporte and Ghibli (mainly the F160 3.0-liter V6 Turbo engines), and in 2016 we started the production of F161 engines to be installed on the Levante, Maserati’s SUV. The term of our supply agreement with Maserati for the production of V6 and V8 engines is until 2023. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur from our suppliers if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2021, we sold approximately 1,250 V8 turbo engines to Maserati and approximately 13,650 V6 engines in six different versions, ranging from 330 hp to 450 hp.

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
For the year ended December 31, 2021, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.

Sales and After-Sales
Our commercial team, which includes approximately 360 employees at December 31, 2021, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC.
Dealer network
We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2021, our network comprised 172 dealers operating 191 points of sale.
We do not presently own dealerships and, while our strategy does not contemplate owning dealerships, we retain flexibility to adapt to evolving market requirements over time.
We believe that our careful and strict selection of the dealers that sell our cars is a key factor for promoting the integrity and success of our brand. Our selection criteria are based on the candidates’ reputation, financial stability and proven track records. We are also intent on selecting dealers who are able to provide a purchase and after-sales experience aimed at exceeding our clients’ high expectations. Furthermore, our dealers are committed to promoting and marketing our cars in a manner intended to preserve the Ferrari brand integrity and to ensure the highest level of client satisfaction.
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
In 2021 and through the date of this report, our dealer network has successfully adapted to the new and unforeseen challenges resulting from the COVID-19 pandemic. We have supported our dealers network since the start of the pandemic, including through our “Back on Track” program, which has allowed our dealers to welcome our clients in their showrooms safely. In addition, the majority of our dealer network’s worldwide facilities have been upgraded with the latest Ferrari Corporate Identity, to provide clients with a superior experience while delivering a unique luxury environment and digital touchpoints to complement the physical environment.
Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. During 2020 and 2021 our training strategy was quickly adapted by introducing and boosting virtual-training solutions to cope with travel restrictions, while continuing to foster expertise in the network at the highest level.
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

The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 191 points of sale at December 31, 2021:
Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.6 percent of our shipments, and our 15 largest dealers representing approximately 24 percent of our shipments in 2021.
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
Parts
We supply parts for current and older models of Ferrari to our authorized dealer network.     In addition to substitution of spare parts during the life of the car, sales are driven by clients’ demand for parts to customize their cars and maximize performance, particularly after a change in ownership, as well as parts required to compete in the Ferrari Challenge and other client races. We also supply parts to Ferrari models currently out of production, with stocks dating back to 1995. The stock of parts for even older models is currently owned and managed by a third party which in some cases also manufactures out-of-stock parts based on our designs. The sale of parts is a profitable component of our product mix and is expected to benefit from the increase in the number of Ferrari cars in circulation.
After-sales
Dealers provide after-sales services to clients, either at facilities adjacent to showrooms, or in stand-alone service points across 237 facilities worldwide at December 31, 2021. After-sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.
We sell cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.

Our 7 Year Maintenance Program (free of charge for customers since 2011 on any new cars) is offered to further strengthen customer retention in the official network and has been coupled with the possibility to extend the statutory warranty term of our standard warranty terms through the Power warranty coverage program up to the 15th year of life of the car. For certain strictly limited series cars (for example, the LaFerrari and the LaFerrari Aperta) we introduced a Full Warranty Coverage Extension that can be applied after the 36-month commercial contractual warranty.
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
Financial Services
We offer retail client financing for the purchase of our cars as well as dealer financing through the operations of Ferrari Financial Services (“FFS”).
We offer retail client financing:
•directly in the United States through our fully owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”);
•through our associate Ferrari Financial Services GmbH in certain markets in EMEA (primarily the UK, Germany and Switzerland); and
•through various partnerships in other European countries and other major international markets, such as Japan and Mainland China.
FFS Inc also has remaining dealer financing services in the United States.
Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both current and new) interested in purchasing a wide range of cars, from our current product range to older pre-owned and classic models. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.
Starting in 2016, FFS Inc has pursued a strategy of autonomous financing for our financial services activities in the United States, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
At December 31, 2021, the consolidated financial services portfolio was €1,144 million and originated in the United States.
Client Relations
Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.

Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Formula 1 Activities”). We also engage in other brand-promotional activities, including our participation in various public events. In light of the COVID-19 pandemic, in 2021 our brand-promotional activities were carried out mainly through digital platforms such as eSports, and our official social media channels.
Secondly, we target existing and prospective clients, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2021, approximately 59 percent of our new cars were sold to Ferrari owners.
By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari – from first contact, through purchasing decision process, to waiting-time management and ownership.
The MyFerrari App is available exclusively for Ferrari clients to enhance their connection to the Ferrari world through the direct distribution of tailored content, including the digital editions of our 2021 model launches. This new channel enables clients to directly access features and services, strengthening their relationship with the brand and their preferred official Ferrari dealer.
Client events
With client gatherings still impacted by restrictions in 2021, we continued to hold the presentation of our latest product offerings using digital formats where appropriate.
In May 2021, we livestreamed on our social channels the presentation of the new limited series 812 Competizione and 812 Competizione A from our newly finished Attività Sportive GT facility which overlooks our Fiorano race track. Viewers were able to hear the wonderful sounds of the naturally aspirated V12 engine while the 812 Competizione completed hot laps around the circuit.
In June 2021, the 296 GTB, an evolution of Ferrari’s mid-rear-engined two-seater sports berlinetta concept, was unveiled digitally across our social channels in an extended reality format around the “Fun to Drive” concept of the model.

Additionally, in November 2021 the Ferrari Daytona SP3, the third car to join the strictly limited-edition Icona series, was presented to selected clients at an exclusive and private gathering at Casa Ferrari in Florence. The Ferrari Daytona SP3 made its public and livestream debut at the Finali Mondiali held at the Mugello circuit, where it led a parade flanked by the legendary sports prototypes of the 1960s that it was inspired from.

Following the digital launches of our new product offerings, clients were engaged locally by their preferred Ferrari dealers for conducting car configurations, static previews of the model, and eventually dynamic test drives when the dealer demonstrations became available.
Clients can continue to benefit from a set of direct services which enables them to participate in remote Atelier and Tailor Made sessions directly with our team of designers in Maranello. In addition, clients can send their creations in the configurator tool of the MyFerrari app directly to their official dealers.
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
We see nurturing our clients’ passion for driving as a key asset for our future commercial success, particularly in markets where racing traditions are less pronounced. We offer our prospective and existing clients interested in new Ferrari models our Esperienza Ferrari program, which consists of driving sessions with a team of highly qualified and skilled Ferrari instructors and technicians. In addition we also offer to our clients on-track driving courses (Corso Pilota), catering to different levels of skill and experience and teaching essential driving skills for high performance cars. In selected markets, such as China, we also offer complimentary driving courses on-track to any new car buyer.
In addition to on-track racing, we organize various on-the-road driving events, both under proprietary formats (Ferrari Cavalcade, including the Cavalcade Classiche) and with our own branded presence within established driving events. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio modern Ferrari cars take part in their own dedicated competition before the start of the main racing.
To mark the tenth anniversary of our most exclusive driving event for clients, in 2021 the Ferrari Cavalcade was held in Taormina, Sicily, gathering for the first time both our best modern and classic Ferrari models owned by clients from around the world. A final gala was held in the spectacular Teatro Antico di Taormina, a perfect climax to the driving experience through the charms and warm hospitality of Southern Italy.
All driving events managed directly by Ferrari, such as the Ferrari Cavalcade, and those managed by third-party event organizers, such as the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio, proceeded in accordance with local government health and safety regulations.
Another exclusive driving experience added in 2021 is the Corso Pilota Classiche course led by experts of the Ferrari Classiche team, and aimed at classic car enthusiasts and clients interested in learning more about the Ferrari Classiche certification program and the storied archives at our Officine Classiche restoration department. The initiative also offers the opportunity to experience on-track driving of those celebrated models on our Fiorano race circuit.
Attività Sportive GT
Attività Sportive GT is our department overseeing the activities of Competizioni GT and Corse Clienti which organizes and supports client activities on track. Ferrari is once again World Endurance Champion, both in the Constructors’ and Drivers’ categories, four years after its prior win, completing one of the most successful seasons in Ferrari’s history.

In 2021, the Competizioni GT department enjoyed a year of extraordinary achievements on track. Ferrari AF Corse’s 488 GTEs won the Constructors’ title in the FIA World Endurance Championship. Ferrari drivers Alessandro Pier Guidi and James Calado won the world championship for a second time after winning in 2017, becoming the first World Endurance Championship drivers to achieve this result. Ferrari and AF Corse achieved two titles in the LMGTE AM category as well, and won the 24 Hours of Le Mans in PRO and Am classes. In the GT3 car championships, the 488 GT3 Evo 2020 continued its winning streak. Pier Guidi-Ledogar-Nielsen’s victory in the GT World Challenge Europe Endurance Cup was undoubtedly the most important result of the season, and the crew drove a Ferrari to glory in the 24 Hours of Spa-Francorchamps for the first time since 2004. The 2021 488 GTE and 488 GT3 statistics were updated with 44 victories in 93 races (48%) and 423 wins in 761 races (55%), respectively. Since its racing debut, the various configurations of the 488 GT3 have achieved 106 titles.

While providing direct and indirect support to the various racing teams, the Competizioni GT engineers kept planning for the future. On February 24, 2021 Ferrari announced the launch of the Le Mans Hypercar (LMH) programme under which Ferrari will enter the new top category of the FIA WEC World Championship starting from 2023, in partnership with AF Corse. Ferrari has also announced a technical partnership agreement with ORECA for the assembly and after-sales services of the new GT3, which will begin track testing in early 2022. The technical partnership confirms Ferrari’s long-term commitment to the main GT car championships.

Among the non-competitive activities, the Club Competizioni GT continued successfully and the event’s participation increased by 24 percent compared to 2020, benefiting from the debut of the 488 GT Modificata, a limited series car dedicated to sports clients, 24 of which took part in the Finali Mondiali.

Participants in the Corse Clienti racing season in Europe, North America and United Kingdom also increased in comparison with 2020, although the Asia Pacific series had to contend with continued travel restrictions and quarantines in the relevant geographies. For the first time in the history of the one-make series, a woman – Michelle Gatting – was crowned champion of the European series. During the Finali Mondiali, 17-year-old Finn Luka Nurmi won the Ferrari Challenge World Championship, setting another record after becoming the youngest winner in the history of the series at just 16 earlier in the year. The Ferrari Challenge Europe received the ISO 20121 certification, the international standard for sustainable event management, making the Prancing Horse’s one-make series the first European single-make series for thermal cars to receive this certification. F1 Clienti and the XX Programme, the non-competitive activities of Corse Clienti F1 Clienti and the XX Programme, and the non-competitive activities of Corse Clienti, experienced an increase in the number of event attendees in 2021 compared to 2020 and featured two new initiatives: F1 Clienti Masterclass and XX Programme’s Exclusive Experience.

Ferrari Classiche
The Ferrari Classiche department supports Ferrari customers in managing their historic Ferrari vehicles with the objective of keeping as many of these classic cars on the road as possible. Services include the certification of the authenticity of classic Ferrari cars and vehicles of particular historical relevance, the management of Ferrari restoration and repair activities, as well as the management of Ferrari spare parts, including when these are no longer available on the market. The department also provides advice on repair operations carried out on Ferrari Classiche cars within its network.
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
The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are restored and repaired. In addition, in order to provide an enhanced service to owners away from the main workshop in Maranello, starting in 2017 Ferrari Classiche authorized a new service network with 73 “Officina Ferrari Classiche” workshops to date, primarily for vehicle repairs and the certifications’ inspections or revalidation, and the network is expected to expand in future periods.
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

Formula 1 Activities
Participation in the FIA Formula 1 World Championship with Scuderia Ferrari is a core element of our marketing effort and promotional activities, as well as an important source of technological innovation for the engineering, development and production of our sports, GT, special series and Icona cars. The FIA Formula 1 World Championship is the pinnacle of motorsports with 445 million unique viewers and a total cumulative global television audience of 1.55 billion in 2021. (Source: Formula 1 Press Office)
Once again in 2021, Formula 1’s social media platforms grew significantly, with the total number of followers up 40 percent to 49.1 million, and video views increased by 50 percent to 7 billion. In 2021, Formula 1’s social media channels were once again the fastest growing major sports league in the world across the four major social platforms and registered the fastest growth in engagement compared to other major sports. (Source: Formula 1 Press Office)
Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, longstanding non-European venues such as Australia, Brazil, Canada, Japan, Mexico and the United States have been joined in the last two decades by racing venues in China, Bahrain, United Arab Emirates, Singapore, Qatar, Saudi Arabia, Russia and Azerbaijan. This provides participants in the Formula 1 World Championship exceptional visibility on the world stage.
Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 238 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher and Kimi Raikkonen. Our drivers’ line-up in 2021 comprised Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 race team, and Carlos Sainz, a young but already experienced talented Spanish driver.

In 2021 the new FIA financial regulations entered into force, imposing a cap (which will gradually decrease over the next two years) on certain expenses and investments related to operations and the chassis of the cars which may be incurred by any single Formula 1 team. Moreover, development activities were also limited by the new regulation and only one development per component was allowed in the power unit area.

Though the 2021 season remained affected by the COVID-19 pandemic, thanks to the efforts of FIA, Formula 1 and the teams, it was possible to organize 22 Grands Prix, a record number in the history of the sport.

In terms of results, the season ended with third place for the Scuderia Ferrari in the Constructors’ Championship, with 323.5 points, five podiums, two pole positions, and with fifth and seventh place finishes in the Drivers’ Championship, for Carlos Sainz and Charles Leclerc respectively.

Scuderia Ferrari’s continuing participation in the FIA Formula 1 World Championship over the five year period from 2021 to 2025 is governed by two agreements – widely known as New Concorde Agreement - signed on August 18, 2020. The first of such agreements governs the regulatory and governance aspects of the sport, and the second governs the commercial aspects. The New Concorde Agreement recognizes the historical role of Ferrari, the only team that has participated in all Formula 1 World Championship editions since its inception. In exchange for their participation in Formula 1 races, the participating teams receive a share of a prize fund based on the profits earned from Formula 1-related commercial activities managed by Formula 1, including in particular, promoters’ fees, television broadcasting royalties, partnership agreements and other sources. Shares in the prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to offset a portion of the costs associated with Scuderia Ferrari, including the costs of designing and producing the race cars each year and the costs associated with managing a racing team, including the salaries of the drivers, who are typically among the most highly paid athletes in the world. Please see “Item 3.D. Risk Factors—Our revenues from Formula 1 activities may decline and our related expenses may grow”.

Improvements in technology and, from time to time, changes in regulations typically require the design and production of a new racing car every year. Therefore, in addition to our long-term research and development efforts, we begin designing our cars each year in the spring, in anticipation of the start of the racing season the following March. While the chassis and the power unit we build each year are designed to be used throughout the racing season, the majority of other components fitted on our cars are adjusted from race to race depending on the characteristics of the circuits.

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

The great visibility, both on traditional media and on digital platforms, that Scuderia Ferrari obtains thanks to its participation in the FIA Formula 1 World Championship continues to attract significant sponsorships. The visibility and placement of partner logos on the car and team uniforms reflect their respective level of sponsorship.

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

In December 2021, the World Motor Sport Council validated the framework for the 2026 Power Unit Regulations, which includes technical, operational and financial guidelines. The framework identifies key objectives related to, among other things, the environmental impact, cost reduction measures and competitiveness of the FIA Formula 1 World Championship. A detailed document of the 2026 Power Unit Regulations is expected to be developed and submitted to the World Motor Sport Council during the course of 2022.

Mugello Circuit
Located in Scarperia just outside Firenze, for more than 100 years the Mugello Circuit has carved its mark as one of the leading motorsport venues globally. Internationally renowned as the host venue for the Italian MotoGP Grand Prix since 1976 (and consecutively since 1994), the Formula 1 Grand Prix of Tuscany Ferrari 1000 in 2020, and numerous international motorsports competitions, the 5,245 metres circuit mimicking the natural slopes of the Tuscan hills is also famed for its ultimate driving experience and modern facilities.
Originally a 66 km road circuit, the first motorsport event held at Mugello starting from 1914 were regularity. Enzo Ferrari won in 1921 on an Alfa Romeo class 4.500. The current facilities were designed in the early 70’s and later re-modelled in 1988 when Ferrari bought the circuit. Year after year the track has seen consistent improvements in terms of safety with FIA Grade 1 and FIM Grade A certifications, the highest levels of homologation for a racetrack.

In 2021 the circuit hosted 250 days of track activities and 14 race weekends.

The circuit was awarded the prize for the Best Grand Prix circuit for a MotoGP event five times (1995, 1996, 1997, 2000, 2011), and is also a leader in terms of its sustainability practices. It was the first circuit in the world to obtain FIA’s prestigious “Achievement of Excellence” in 2015 and to be certified according to the sustainable event management system ISO 20121. In July 2021, an analysis carried out by Enovation Consulting and Right Hub on 96 circuits worldwide, 23 of which host or have hosted a Formula 1 GP, featured the Mugello Circuit on top of the Sustainable Circuits Index.

In 2021 all certifications were renewed, including for the international standards for sustainable and event management as well as the system of safety and health management on work places.

Brand Diversification Strategy
As one of the world’s leading luxury brands, Ferrari operates in carefully selected luxury and lifestyle categories. We also engage in brand development and protection activities through licensing contracts with selected partners, retail activities through a chain of franchised or directly managed stores, licensed theme parks and the development of a line of apparel and accessories sold in our monobrand stores, on our website www.store.ferrari.com and in selected multi-brand stores, both physical and online.
    In November 2019, management presented the principles of its brand diversification strategy, recognizing Ferrari as a unique brand with a dual identity: exclusive in relation to the luxury pricing and aspirational character of our cars, but also inclusive in relation to our F1 fan community. To ensure long-term profitable growth, Ferrari intends to focus its offering on product categories that enhance the vibrancy and vitality of the brand through the following pillars:
•“Brand Extension” pillar, a refined collection of products that will embody Ferrari’s DNA;
•“Entertainment” pillar, to reach out to a wider and younger customer base while leveraging Ferrari’s unique racing roots; and
•“Car Adjacencies” pillar, a collection of exclusive luxury products and services to complement the Ferrari experience.
In 2021, due to government restrictions on travel and certain business activities imposed as a result of the COVID-19 pandemic, the number of visitors in our museums, our franchised and directly managed stores, and our licensed theme parks (further described below) was significantly lower than pre-pandemic levels despite an increase compared to 2020.
Retail
Through our network of stores (franchised or directly managed), we offer a wide range of Ferrari branded products, including our fashion collection.
At December 31, 2021, there were a total of 30 retail Ferrari stores, including those in Maranello, Milan, Rome, Miami, Los Angeles and Abu Dhabi, of which 16 stores directly owned and operated by us and 14 franchised stores (including 12 Ferrari Store Junior).
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
    In 2021, we consolidated our participation in eSports with the second edition of the Ferrari eSports series with more than 34,000 participants.
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
    We also own a number of registered trademarks, designs and patents, including approximately 510 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,020 applications/registrations in approximately 140 countries, in most of the main classes for goods and services:
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
Greenhouse gas/CO2/fuel economy legislation
    European legislation limited fleet average greenhouse gas emissions for new passenger cars to 130 grams of CO2 per kilometer for the period 2015-2019. Due to our SVM status under EU regulations we benefited from a derogation from the 130 grams per kilometer emissions requirement available to small volume and niche manufacturers during that period. Pursuant to that derogation, we were instead required to meet yearly CO2 emissions targets, beginning in 2012, reaching a target level of 290 grams per kilometer in 2016 for our fleet of EU-registered vehicles that year. Despite global shipments exceeding 10,000 vehicles in 2019, Ferrari continued to qualify as an SVM under EU regulations, because its total number of registered vehicles in the EU per year is less than 10,000 vehicles.
    In 2014, the European Union set new 2020 emissions targets, calling for 95 percent of a manufacturer’s full fleet of new passenger cars registered in the EU in 2020 to average 95 grams of CO2 per kilometer, rising to 100 percent of the fleet in 2021. The 2014 regulation extends the small volume and niche manufacturers derogation. Pursuant to the derogation approved by the European Commission following our petition, we were required to meet certain CO2 emissions target levels in the 2017-2021 period, reaching a target of 277 grams per kilometer in 2021 for our fleet of EU-registered cars that year.
    In 2019, the European Union set new 2025 and 2030 emissions targets, calling for respectively a 15 percent and 37.5 percent reduction of the target applicable in 2021. An incentive mechanism for zero and low emission vehicles was also introduced. This new regulation (EU 2019/631) continues to state that it is not appropriate to use the same method to determine the emissions reduction targets for large volume manufacturers as for small volume manufacturers that are considered as independent. Therefore, Ferrari and other SVMs have the possibility to continue to apply for alternative emissions reduction and are required to submit the application at the latest by October 31 of the year in which the related derogation shall apply.
    The regulation EU 2019/631 sets out new EU rules on monitoring and reporting of average emissions: the Commission will have to ensure the real-world representativeness of the CO2 emission values based on data from the fuel consumption meters installed in new cars and will be obliged to publish the performance of each manufacturer. For this purpose, the Commission issued in March 2021 the Implementing Regulation EU 2021/392 requiring manufacturers to collect and report the real-world on-board fuel consumption monitoring (OBFCM) data and the vehicle identification numbers of new cars registered starting from January 1, 2021, unless the vehicle owner expressly refuses to make that data available. The European Commission will then publish real-world data on an annual basis, aggregated at the level of manufacturer for comparison of the same set of vehicles between data recorded in the certificates of conformity and the real-world data. In addition, regulation EU 2019/631 requires the European Commission to evaluate the possibility of a common methodology for the assessment and the consistent data reporting of full life-cycle emissions from cars. The regulation also includes provisions on in-service conformity testing and on detecting strategies which may artificially improve the CO2 performance. Because of these requirements, the European Commission is currently working on a Delegated Regulation defining the procedures for verifying the CO2 emissions of vehicles in-service. Detailed technical provisions (e.g. test procedures, statistical evaluations, tolerances, pass/fail criteria, etc.) for the in-service verification procedures will be further defined by an Implementing Regulation.
The European Green Deal, adopted by the European Commission in December 2019, has at its core combating climate change and reaching the objectives of the Paris Agreement and other environmental goals (including addressing air pollution). One of its central elements is the 2050 climate neutrality objective. The European Commission enshrined the 2050 climate neutrality objective into EU law entered into force in July 2021. In order to set the EU on a sustainable path to achieve climate neutrality by 2050, the European Commission has also presented a net EU-wide, economy-wide plan to reduce greenhouse gas emissions by at least 55 percent by 2030, compared to 1990 levels.
Building on the existing legislation and the EU’s 2030 climate ambitions, the European Commission also published the “Fit for 55” Package on July, 14, 2021, which includes a proposed amendment to the regulation EU 2019/631. In particular, the European Commission’s proposal would remove by 2030 the provision granting a derogation from the specific emissions targets to manufacturers responsible for between 1,000 and 10,000 new passenger cars in a calendar year. Moreover, the proposal would increase the 2030 CO2 emissions target from a 37.5% to a 55% reduction compared to 2021 and introduce a 2035 target whereby CO2 emissions from new cars and vans would have to be 100% lower compared to 2021.

Similarly to the EU, Switzerland introduced CO2 emission regulations for new cars in July 2012. Despite the existence of some specificities within the Swiss regulation, derogations aligned with EU regulation have been granted to SVMs up to and including 2021. Switzerland has historically adopted the targets approved by the European Commission. On November 24, 2021, the Swiss Federal Council amended the CO2 emission regulations for cars and vans. This regulation was repealed starting from January 1, 2022 and the vehicles of niche and small volume manufacturers will have to meet the same CO2 emission targets as the large volume manufacturers. This change in legislation is expected to result in additional costs for Ferrari, either through penalties or the purchase of emissions credits from other manufacturers. Ferrari does not expect such additional costs to be material.
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
    On September 27, 2019 the EPA and the NHTSA issued the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule Part One: One National Program” (SAFE I Rule). These rules would exert federal preemption authority under the CAFE statute over California’s ability to regulate greenhouse gases and would revoke the current EPA waiver under the Clean Air Act which had authorized California to regulate GHG from motor vehicles. The state of California along with other states and certain NGOs filed challenges to these rules in both US District Court for the District of Columbia and the United States Court of Appeals D.C. Circuit. In May 2021, the NHTSA issued a notice of proposed rulemaking proposing to fully repeal the SAFE I Rule.
On March, 31, 2020 the EPA and the NHTSA issued the final SAFE Vehicles Rule (Part Two) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule (Part Two), the overall stringency of the federal standards is significantly reduced from the levels previously set as the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the standards issued in 2012, which would have required annual increases of approximately 5 percent. In August 2021, the EPA published a notice of proposed rulemaking proposing to strengthen federal GHG emissions standards for passenger cars and light trucks by setting stringent requirements for reductions from for model years 2021-2026. Consistently with the EPA’s approach, in September 2021 the NHTSA published a notice of proposed rulemaking proposing revised fuel economy standards for passenger cars and light trucks for model years 2024-2026.
Under current regulation, for model years 2017-2026, the EPA allows a SVM, defined as an operationally independent manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We therefore petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On July 31, 2019 the EPA published a Notice in the U.S. Federal Register (Federal Register /Vol. 84, No. 147) that in part proposed that Ferrari be permitted an alternative standard substantially in line with the alternative standard that Ferrari proposed to the EPA for model years 2017-2021. The EPA approved Ferrari proposed standards for model years 2017-2020, whereas it required a small reduction for the model year 2021 standard. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for model years 2017 through 2021.
    In September 2016, we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are not considered a SVM by the NHTSA for model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore since we met the NHTSA definition of a SVM, we have requested an alternative fleet average GHG standards for model year 2020 standard. The NHTSA has confirmed that it will not send a shortfall letter to Ferrari requiring payment of CAFE civil penalties or the application of CAFE credits with regards to model year 2020 until the NHTSA has ruled on Ferrari’s petitions for an alternative standard. We purchased the CAFE credits needed to fulfill our model year 2021 deficit and we are planning to continue with this approach for subsequent model years.
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

    While Europe and the United States lead the implementation of these fuel consumption/CO2 emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage IV targeted a national average fuel consumption of 5.0L/100km by 2020. In September 2017, the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibility for SVMs (defined as a manufacturer with less than 2,000 units imported in China per year that achieve a certain minimum CAFC yearly improvement rate). Manufactures that exceed the CAFC regulatory ceiling are required to purchase NEV credits.
The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required. In addition to the fuel consumption target on the entire fleet, the Chinese regulation GB 19578-2021 sets specific fuel consumption limits on model types. Currently, this standard is only applicable to domestic cars, as it is not adopted by the China Certification and Accreditation Administration (CNCA). In the current Ferrari portfolio, only the plug-in hybrid models would be compliant with this regulation. Following the same approach also with respect to pure electric vehicles, during 2021 the relevant Chinese authorities have published a notice to call for participation in a working group that should define the energy consumption limit standards for electric vehicles.
In the future, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, promoting progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. CARB is developing regulations among the Advanced Clean Cars II (ACC II) regulatory package to implement such executive order. The ACC II regulations will seek to increase the number of zero-emission vehicles (ZEVs) for sale and reduce criteria and greenhouse gas emissions from new light- and medium-duty vehicles beyond the 2025 model year. During 2021, the state of Washington introduced legislation that could phase out sales of non-ZEVs. The Washington State House bill 1204 titled “Clean Cars 2030” provides that all privately and publicly owned passenger and light duty vehicles of model year 2030 or later registered in Washington state must be electric vehicles and the state’s transportation commission will now work on a scoping plan for achieving the 2030 requirement, anticipating the California target by five years. In November 2020, the UK Prime Minister, the Transport Secretary and the Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. On July 14, 2021 the UK Government published the Green Paper on a New Road Vehicle CO2 Emissions Regulatory Framework for the United Kingdom. The commitment is to reach net zero carbon emissions by 2050. Following Brexit, the UK Government is autonomous in defining the legal framework to deliver the internal combustion engine vehicles phase out dates announced and is expected to publish a proposal in 2022. This will put the United Kingdom on course to be the first G7 country to decarbonize cars and vans.
Exhaust and evaporative emissions requirements
    In 2007, the European Union adopted a series of updated standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards were phased in from September 2009 (Euro 5) and September 2014 (Euro 6) for passenger cars. In 2016, the European Union established that Euro 6 limits shall be evaluated through Real Driving Emissions (RDE) measurement procedure and a new test-cycle more representative of normal conditions of use (Worldwide Light Vehicles Test Procedure). SVMs (vehicle manufacturers with a worldwide annual production lower than 10,000 units in the year prior to the grant of the type-approval) are required to be compliant with RDE standards starting from 2020 while non-SVMs have been required to comply with RDE standards starting from 2017. We believe all new Ferrari models are fully compliant with RDE requirements. In 2018, the European Commission issued Regulation 2018/1832 for the purpose of improving the emission type approval tests and procedures for light passenger and commercial vehicles, including those for in-service conformity and RDE and introducing devices for monitoring the consumption of fuel and electric energy. Under the EU Regulation, which became applicable in January 2019, among other things, the extended documentation package provided by manufacturers to type approval authorities to describe Auxiliary Emission Strategies (AES) is no longer required to be kept confidential, and the decision whether to allow access to such documentation package is left to national authorities. In addition, the Regulation introduced a new methodology for checking In-Service Conformity (ISC) which includes RDE tests. Compliance is tested based on ISC checks performed by the manufacturer, the granting type approval authority (GTAA), and accredited laboratories or technical services. Test results will be publicly available; in addition, the GTAA will publish annual reports on the ISC checks performed, in order to improve transparency. The European Commission is currently working on another amendment to the WLTP and RDE test procedures primarily to align them with the corresponding UNECE Regulations. However, other EU-specific requirements are also anticipated.
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
    During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles and indicated 2021 as a target timeline. The European Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. More stringent air pollutant emissions standards for combustion engine vehicles are expected to be set by early 2022. Depending on the future regulatory developments, the technological solutions required to ensure compliance with Euro 7 standards may affect customers’ expectations on performance, sound and driving experience. The European Commission is also expected to assess and evaluate the current noise emissions limits, with the risk of more stringent thresholds.
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
As already mentioned, the California Air Resources Board is working on the development of the ACC II regulations and in December 2021 presented proposals to amend the Low Emission Vehicle (or LEV) Regulation to reduce both tailpipe and evaporative emissions.
    In response to severe air quality issues in Beijing and other major Chinese cities, in 2016 the Chinese government published a more stringent emissions program (National 6), providing two different levels of stringency (6a and 6b) effective starting from 2020. In July 2018 China’s central government launched a three-year plan to reduce air pollution, extending targets for reducing lung-damaging airborne particulate pollution to the country’s 338 largest cities. This plan includes reductions in steel and other industrial capacity, reducing reliance on coal, promoting electric vehicles and cleaner transport, enhancing air-pollution warning systems, and increasing inspections of businesses for air pollution infractions. Several autonomous regions and municipalities have implemented the requirements of the National 6 program even ahead of the mandated deadlines.
During 2020, the Chinese Vehicle Emission Control Center (VECC) launched the “Pre-study on Next Stage Emission Standards for Light duty Vehicles”, an ongoing research project expected to be finalized in a more stringent emission program in the next years.
Several others regulations are also emerging to take into account the non-exhaust emissions and the environmental impact of electric and hybrid vehicles components. Brake particulate emissions from passenger cars are currently not regulated by any UNECE or regional Regulations. However, the representatives of some contracting parties (e.g. the European Union, UK and Japan) are asking for the authorization to develop a new UN Global Technical Regulation (UN GTR) on the topic of brake particulate emissions of light duty vehicle’s brake systems. The Informal Working Group on Electric Vehicles and Environment of the United Nations proposed during 2021 a Global Technical Regulation on in-vehicle battery durability. This regulation is applicable to both pure electric and plug-in hybrid vehicles and establishes provisions regarding state-of-health monitors, minimum performance requirements and in-service conformity checks. A UN GTR is not binding for certification purposes. However, it could be transposed into a UN Regulation or a regional regulation required for the certification. The European Commission has expressed the will to include these GTR requirements in Euro 7 regulation. Moreover, the European Commission published, in December 2020, a proposal for a new regulation on batteries and waste batteries. This proposal will apply to all kind of batteries, including automotive and electric vehicle batteries, and establishes requirements on sustainability, labelling, information and end-of-life. This regulation is currently under discussion.

    To comply with current and future environmental rules, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.
Vehicle safety
    Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual member states. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. In May 2018, the European Commission adopted a proposal for a regulation to make certain vehicle safety measures mandatory. On March 25, 2019, the European Parliament, Council and Commission reached a provisional political agreement on the revised General Safety Regulation. As of 2022, new safety technologies will become mandatory in European vehicles, such as Advanced Emergency Braking, Emergency Lane Keeping systems, crash-test improved safety belts, intelligent speed assistance and warning of driver drowsiness or distraction. In 2017, the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. Starting from 2022, European authorities and United Nation’s contracting parties will enforce regulations on cyber security and over the air updates. Starting from 2024, European authorities and United Nation’s contracting parties will enforce amendments for the existing regulation on pedestrian protection, modifying the current test procedures and enhancing the measurement methods on extended vehicle areas such as the windscreen. In 2020 the European Commission issued its new digital strategy policies, which represent a priority in its regulatory agenda. During 2021, several draft proposals were issued in this respect, including in relation to Real Time Traffic Information (RTTI), Connected and Intelligent Transport Systems (C-ITS), Artificial Intelligence (AI). During 2022 more legislative acts are forecasted, including regarding access to vehicle data and automated driving).
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
    On May 4, 2016, the NHTSA published a Consent Order Amendment to the November 3, 2015 Takata Consent Order regarding a defect which may arise in the non-desiccated Takata passenger airbag inflators manufactured using phase stabilized ammonium nitrate and mounted on certain vehicles, including Ferrari cars. As a result of this order and subsequent orders by the NHTSA relating to the non-desiccated Takata passenger airbag inflators, in 2016 Ferrari initiated a global recall campaign to include all Ferrari cars produced in all model years mounting such airbag inflators. The global recall campaign was implemented based on priority groups and the timeline set by the NHTSA. Ferrari recognized provisions of €37 million in 2016 for the estimated costs of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata. At December 31, 2021 the provision amounted to approximately €3 million, reflecting the current best estimate for future costs related to the entire recall campaign to be carried out by the Group.
In 2017, the Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard. Among the United Nations contracting parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which has been enforced starting in 2020. During 2021, the Chinese authorities worked on several rulemaking initiatives related to active safety (e.g. ADAS, eCall), vehicle digitalization, cyber security and software updates which are not yet mandatory for certification purposes and contribute to the regulatory uncertainty in this market.

C. Organizational Structure
Subsidiaries
    The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by Ferrari.
    For each company, the following information is provided: name, country of residence, nature of business, the percentage interest held by Ferrari and its subsidiaries, and the percentage interest held by non-controlling interests at December 31, 2021.
Subsidiaries at December 31, 2021:

Name	Country	Nature of business	Shares held by the Group	Shares held by non-controlling interests
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America, Inc.	USA	Importer and distributor	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%
G.S.A. S.A. in liquidation	Switzerland	Service company	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (1)	USA	Financial services	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (1)	USA	Financial services	100%	—%
Ferrari Financial Services Titling Trust (1)	USA	Financial services	100%	—%
410 Park Display, Inc. (2)	USA	Retail	100%	—%
___________________________
(1)    Shareholding held by Ferrari Financial Services, Inc.
(2)    Shareholding held by Ferrari North America, Inc.

D. Property, Plant and Equipment
    Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 823 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our road and track cars, as well as of our Formula 1 single-seaters. (See “Item 4.B. Business Overview—Production and Procurement—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.
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
    In 2019 we completed the office area and workshop area of the New Technical Center for the development of engines and hybrid systems. The entire building and the engine and hybrid test benches cover an area of approximately 20 thousand square meters and was completed in 2021. Also in 2019, we purchased land of approximately 16 thousand square meters in line with our expansion plans.
In 2020, we purchased approximately 64 thousand square meters of land in Maranello to be used for future developments. In 2021, we completed the construction of the new building related to new GT sport activities (which covers an area of approximately 6 thousand square meters near the Fiorano track), the new building for our Formula 1 simulator and the renovation of the offices used by our Marketing and Commercial department. In 2020 we also purchased approximately 52 thousand square meters of land in Maranello to be used for future developments.
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
    The total carrying value of our property, plant and equipment at December 31, 2021 was €1,353 million.
For information on our principal expenditures on property, plants and equipment, see “Item 5.B Liquidity and Capital Resources—Capital Expenditures—Property, plant and equipment”.

Item 4A. Unresolved Staff Comments
    Not applicable.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
    The following discussion of our financial condition and results of operations should be read together with the information included under “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Item 3.D. Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements.

Overview
    Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful racing team in the history of Formula 1. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. We are the only team which has taken part in all the editions of the Championship, racing in more than 1,000 Formula 1 Grand Prix races. We believe our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 172 authorized dealers operating 191 points of sale as of the end of 2021.
We believe our cars are the epitome of performance, luxury and styling. Our product offering comprises four main pillars: the sports range, the GT range, special series and Icona, a line of modern cars inspired by our iconic cars of the past. Our current product range (including cars presented in 2021, for which shipments will commence in future years) is comprised of six sports cars (the 812 GTS, the Ferrari F8 Tributo, the Ferrari F8 Spider, the 296 GTB, the SF90 Stradale and the SF90 Spider), two GT cars (the Ferrari Roma and the Ferrari Portofino M), two special series cars (the 812 Competizione and the 812 Competizione A), two versions of our first Icona model, the Ferrari Monza SP1 and the Ferrari Monza SP2, as well as the recently presented new model in the Icona range, the Ferrari Daytona SP3.
In 2021 we completed the shipments of the 812 Superfast, while the shipments of the Ferrari Monza SP1 and SP2 will be completed in the first quarter of 2022. We also produce limited edition hypercars and one-off cars. Our most recent hypercar, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th Anniversary and finished its limited series run in 2018. In 2021, we launched 4 new models, including the 296 GTB, a new PHEV featuring a new V6 engine, the limited series V12 812 Competizione and 812 Competizione A, and the new Icona series model, the Ferrari Daytona SP3, and we have launched 13 models in accordance with our plan to launch 15 new models by 2022 as announced at our 2018 Capital Markets Day.
In 2021, we shipped 11,155 cars and recorded net revenues of €4,271 million, EBIT of €1,075 million, net profit of €833 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,531 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP financial measures we present, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.
Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC, which represented respectively 49.2 percent, 25.4 percent, 8.1 percent and 17.3 percent of units shipped in 2021. The geographical distribution of shipments reflects deliberate allocations driven by the phase-in pace of individual models.
We focus our marketing and promotion efforts in the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the FIA Formula 1 World Championship, which is the pinnacle of motorsport and is one of the most watched annual sports series in the world, with approximately 445 million unique viewers in 2021 and an average total audience for a Grand Prix weekend of 70.3 million. (Source: Formula 1 Press Office). Although our most recent

Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public.
As one of the world’s most recognized premium luxury brands, we operate in carefully selected luxury and lifestyle categories consistent with our image. We launched our first fashion collection on June 13, 2021 in Maranello, drawing inspiration from our marque’s style, innovation and performance. We also license the Ferrari brand to a limited number of producers and retailers of luxury and lifestyle sectors, including theme parks that, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts. The world of Ferrari can also be experienced in our Ferrari Museum in Maranello and in the Enzo Ferrari Museum in Modena.
Our international network of Ferrari Stores consists of 16 Ferrari owned store and 14 franchised stores (including 12 Ferrari Store Junior) where visitors can find our fashion collection as well as on our website. In 2021 we began giving a fresh new look to the stores, starting with our stores in Maranello, Milan, Rome and Los Angeles.

On June 15, 2021 we reopened and revitalized our Ristorante Cavallino, which is situated opposite to the entrance of our Maranello factory, while retaining the heritage of this historic location.

We continue in our unwavering pursuit of reaching carbon neutrality by 2030, addressing – in addition to our electrification journey – both direct and indirect emissions with a focus on energy and materials. As a further step forward in this process, in 2021 we calculated our carbon footprint considering the emissions related to all of our activities over our entire value chain. Our calculation, based on greenhouse gas protocol methodology, has been certified according to ISO 14064-1:2018 requirements by a third-party and allowed us to determine priority areas for action.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and participate in the growth of the premium luxury market. We intend to pursue controlled and profitable growth in existing and emerging markets while expanding the Ferrari brand to carefully selected lifestyle categories.

COVID-19 Pandemic Update
The global spread of the COVID-19 virus (“COVID-19”), which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating various restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. To date, several of these measures are still in place or were reintroduced at various points in time as a result of further “waves” of the pandemic, although the scope and timing of restrictive measures have varied greatly across jurisdictions.
As the virus spread and the severity of the COVID-19 pandemic became apparent, Ferrari’s leadership took actions to protect and support its employees and communities, mitigate the impacts on the Group’s financial performance and strengthen the Group’s liquidity and financial position.

The impacts of the COVID-19 pandemic on the Group’s operations and the main actions taken by Ferrari in response to the pandemic since its inception are summarized below:

•With the safety and well-being of Ferrari employees in mind and considering government restrictions implemented to combat the spread of the virus, production and deliveries to the distribution network were temporarily suspended from the end of March until the beginning of May 2020. Although certain restrictions have remained in place in some of the countries where Ferrari operates, since May 2020 substantially all Ferrari dealerships remained operational and order collections continued as usual. The Group remains focused on maintaining a robust order book going forward and on the careful management of our waiting lists in line with our strategy of controlled growth and preservation of brand exclusivity.
•To protect the health and well-being of its workforce and customers as Ferrari returned to regular business operations, we successfully implemented our “Back on Track” program, which facilitated our return to full production by May 8, 2020 through the implementation of various safety measures to combat and contain the spread of the COVID-19 virus in the workplace.
•Following various initiatives implemented by Ferrari since the start of the pandemic to support local communities, the Group continues to provide logistical support as well as facilities at its Fiorano race track for the vaccination campaign, where more than 230 thousand vaccine doses have been administered to date by the local medical authority. This is in addition to the more than 115 thousand serological tests, rapid swabs tests and flu vaccinations provided at the Fiorano race track since the start of the pandemic. With the commencement of the national COVID-19 vaccination campaign in Italy, in mid-June 2021 Ferrari launched its own vaccination plan, dedicated to its employees, their families and all the resident consultants and suppliers; planned alongside local Health Authorities. The campaign resulted in a high number of vaccinations and is now completed. Ferrari also organized an additional extraordinary COVID-19 vaccination campaign for employees, resident consultants and suppliers at our screening center, with first doses administered on October 1, 2021 and second doses on October 29, 2021. Ferrari also implemented a flu vaccination campaign in November 2021 and more recently a campaign for the booster dose of the COVID-19 vaccine.
•Although production and certain other activities, including Formula 1, our stores and our museums, were temporarily suspended near the end of March 2020, the Group continued many other key business activities and functions through remote working arrangements, and up to the date of this document it continues to take measures to combat the spread of COVID-19 at its facilities while guaranteeing the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
•In order to prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group focused on increasing and preserving its available liquidity and took actions to contain costs and capital expenditures in 2020, while ensuring that all projects that are considered important for the continuing success of Ferrari and its future development are maintained.
•The Group decided to temporarily suspend its share repurchase program from the end of March 2020 to the beginning of March 2021, when the program was restarted.
•The start of the 2020 Formula 1 World Championship season was postponed from March to July 2020 and it ultimately consisted of 17 Grand Prix events, five fewer than those originally scheduled. Additionally, most of the races were held without public attendance, including Paddock Club and paddock guests. These circumstances adversely impacted our financial results in 2020 due to a reduction of sponsorships and consequent reduced commercial revenues from partners and the holder of Formula 1’s commercial rights (Formula One Management). Although the 2021 season remained affected by the COVID-19 pandemic, including changes in venues and several races being held with a reduced number of spectators, the season ultimately consisted of a record number of 22 Grand Prix races.
•Brand activities were also adversely impacted as a result of the temporary closure of Ferrari stores and museums in the first quarter of 2020, which gradually reopened starting from May 2020 with appropriate safety measures in place to protect our staff and customers. To date, in-store traffic has not yet recovered to pre-pandemic levels and museums continue to be subject to certain restrictions as a result of local regulations, although overall brand activities have increased in 2021 compared to 2020.
•There have been no significant effects on the valuation of assets or liabilities and no increases in allowances for credit losses as a result of COVID-19. Moreover, no material impairment indicators have been identified and there have been no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.

Ferrari’s leadership is continuously monitoring the evolution of the COVID-19 pandemic as new information becomes available as well as the related effects on the results of operations and financial position of the Group. Ferrari has been gradually recovering from the effects of the COVID-19-related suspension of production and other business activities that occurred primarily in 2020. The effects of the pandemic on Ferrari in 2021 were limited and, building on the otherwise strong performance in a year in which the Group exceeded its guidance on all metrics, management looks to seize the opportunities ahead and share its future plans on June 16, 2022 in Maranello at the Capital Markets Day.

The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of the gradual release of containment measures and vaccination programs worldwide, as well as the overall condition and outlook of the global economy. See also “Item 3.D. Risk Factors—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business”.
Trends, Uncertainties and Opportunities
Shipments — Our net revenues and results of operations depend on, among other things, the achievement of shipment targets established in our budgets and business plans, which we define in line with our low volume strategy to pursue controlled growth and preserve brand exclusivity. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate in order to respond optimally to relative levels of demand, based on our order books, while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted the sense of exclusivity of our products and, accordingly, we monitor and manage waiting lists to maintain this exclusivity while ensuring that we do not jeopardize client satisfaction.
    In order to maintain our brand’s reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand and to demographic changes as the size and spending capacity of our target clients has grown, gradually increasing annual shipments from 10,131 in 2019 to 11,155 in 2021, despite a decrease to 9,119 in 2020 driven by the effects of the COVID-19 pandemic, resulting in average annual shipments of 10,135 over the three year period from 2019 to 2021. Our plans reflects a continuation of this strategy and a measured but significant increase in shipments above current levels as we broaden our product portfolio to target a potentially larger customer base, while preserving and enhancing the exclusivity and value of our brand.
The following table sets forth our shipments(1) by geographic location:

	For the years ended December 31,
	2021	%	2020	%	2019	%
EMEA
Germany	1,252	11.2%	995	10.9%	967	9.5%
UK	996	8.9%	971	10.6%	1,120	11.1%
Italy	668	6.0%	574	6.3%	559	5.5%
Switzerland	481	4.3%	456	5.0%	454	4.5%
France	473	4.2%	463	5.1%	452	4.5%
Middle East(2)	334	3.0%	304	3.3%	309	3.1%
Other EMEA(3)	1,288	11.6%	1,055	11.6%	1,034	10.1%
Total EMEA	5,492	49.2%	4,818	52.8%	4,895	48.3%
Americas(4)	2,831	25.4%	2,325	25.5%	2,900	28.6%
Mainland China, Hong Kong and Taiwan	899	8.1%	456	5.0%	836	8.3%
Rest of APAC(5)	1,933	17.3%	1,520	16.7%	1,500	14.8%
Total	11,155	100.0%	9,119	100.0%	10,131	100.0%
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
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. Given that our shipment strategy is flexible, we are able to adjust the geographical allocation of our shipments to respond to changes in our key markets. The geographic allocation of our shipments and their mix by product is generally impacted by the phase-in/phase-out pace of individual models, as well as the length of waiting lists and other market-specific factors and conditions, including the potential for future growth. We expect that further growth in shipments will result primarily from our deliberate targeting of new customer groups and modes of use through the expansion of our product range.
Research, Development and Product Lifecycle — We engage in research and development activities aimed at improving the design, performance, advanced technology, safety, efficiency and reliability of our cars. The first stage of product development is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for the development of our cars and engines, as well as their related components and systems, are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: (i) development costs can be measured reliably and (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits. All other research and development costs are expensed as incurred. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.
    The level of our capitalized development costs is primarily affected by the timing of updates and renewals to our product range and, more recently, by our decision to integrate newly-introduced powertrain technologies (including hybrid and electric) more broadly into our product portfolio. We continually launch new cars with enhanced technological innovations and design improvements. From 2019 to 2021 we launched 13 new models in accordance with our plan to launch 15 new models by 2022 as announced at our 2018 Capital Markets Day, with the objective of maintaining our product portfolio’s leading position and to respond quickly to market demand and technological breakthroughs. A clear example of this is the integration of hybrid engine technology in several recent models, including the 296 GTB, which we launched in 2021 and features Plug-in Hybrid Electric Vehicle (PHEV) technology and a new V6 engine, as well as the SF90 Stradale and the SF90 Spider, our first series production models to feature PHEV technology, which were launched in 2019 and 2020, respectively. Additionally, some of our past models, such as LaFerrari and the LaFerrari Aperta, also included hybrid technology. Our range models typically have a lifecycle of four to five years, while our special series, Icona and limited edition hypercars typically have shorter lifecycles. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electric, electronic and mechanical components. The new and advanced technological content integrated into our new models is in part driven by the output from the research and development efforts for vehicle components. Our continued focus on component development has the objective of improving performance and reducing the costs to develop new models. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related assets or components, which is generally between four and eight years.
We also incur research and development costs in connection with Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing cars, we seek to transfer these technologies and components, where appropriate, to models in our current and future product range. Technological developments and changes in the regulations of the Formula 1 World Championship generally lead us to design, develop and construct a new racing car to be used for one year only and the costs incurred for the design, development and construction of a new racing car are generally expensed as incurred and classified as research and development costs in the income statement, unless the technology is expected to be used for more than one year and the costs meet the capitalization criteria in IAS 38. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, changes in racing regulations and the need to respond to our car’s performance relative to other racing teams. Research and development costs are recognized net of technology-related government incentives.
Under the recently effective Formula 1 financial regulations, a budget cap has been introduced to limit the amount of certain types of costs (primarily relating to the development and manufacturing of the racing car chassis) that may be incurred by the teams participating in the Formula 1 World Championship to a maximum of $147 million for the recently completed 2021 season and to a maximum of $142 million for the upcoming 2022 season, to be further reduced to $137 million for the 2023 season (assuming 23 Grand Prix races in both the 2022 and 2023 seasons).
As a result of our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid, electric and other advanced technologies, our overall research and development expenditure increased during the period from 2019 to 2021. In particular, we made significant investments in product development in relation to both our current product portfolio and models to be launched in future years, as well components. Notwithstanding actions taken in 2020 to contain costs as a result of the COVID-19 pandemic, we continued to invest significantly in research and development projects that are considered important for the continuing success of Ferrari and its future development.

The following table summarizes our research and development for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
Capitalized development costs (1)	363	320	330
Research and development costs expensed (A)	574	527	559
Total research and development	937	847	889

Amortization of capitalized development costs (B)	194	180	140

Research and development costs as recognized in the consolidated income statement (A+B)	768	707	699
__________________________
(1) Capitalized to development costs within intangible assets during the year.
    Car Profitability — The relative profitability of the cars we sell tends to vary depending on a number of factors, including exclusivity of the offering, technological advancement and content of the car, engine size and performance, level of personalization and the geographic market in which it is sold. For example, our Icona models, which include the Ferrari Daytona SP3 presented in November 2021 and the Ferrari Monza SP1 and SP2 (our first Icona models, whose shipments commenced in 2019), as well as our limited edition hypercars (the latest of which was the LaFerrari Aperta which concluded shipments in 2018) have sales prices that are much higher than other models in the Ferrari product range in light of their exclusivity, as well as the advanced technology and design integrated in these models. In general, more exclusive offerings generate higher net revenues and provide better margins than those generated on shipments of range models and special series cars, and therefore they benefit our results in the periods in which they are sold. We plan to launch our Icona models more frequently compared to our limited edition hypercars, and we expect this to reduce the volatility in financial performance that we have at times experienced historically due to the cadence of our limited edition hypercars.
    We seek to increase the average price point of our range and special series models over time by continually improving performance, technology and other features, as well as by leveraging the exclusivity of certain model offerings and the scarcity value resulting from our low volume strategy. In particular, in recent years we have been increasing the price of selected models in certain markets and introduced new models with higher average selling prices compared to the corresponding predecessor models. Furthermore, as we continue to integrate advanced technologies more broadly into our car portfolio, we expect that our average price point will continue to increase reflecting the superior technological content of our new models.
    Additionally, the interior and exterior technology and content of the cars we sell can be customized through our personalization offerings, which can be further enhanced through additional bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix, due to the fact that we generate incremental margin on each additional option selected by our clients.
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
    We purchase a variety of components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as castings and tires), raw materials (the most significant of which is aluminum) and supplies, and we incur costs for utilities, logistics and other services from numerous suppliers in the manufacture of our cars. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell along with changes in car mix. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however we aim to price our cars appropriately to recover these costs. Our Icona models, as well as our limited edition hypercars and one-off cars, also tend to have higher costs per unit, but these higher costs tend to be more than offset by higher sales prices. Cost of sales are also affected by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.
    In recent years we have made efforts to achieve technical and commercial efficiencies. In particular, technical efficiencies focus on efforts to produce components using innovative and cost-effective materials, without compromising the quality or performance of the components. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with innovative technical solutions that they have developed. Commercial efficiencies have been achieved through negotiating discounts and entering into long-term contracts with suppliers, who commit upfront to pass on to us a portion of the efficiencies they achieve in performing our supply contracts. Furthermore, efforts are made to award new business to existing suppliers, where appropriate, in order to negotiate favorable pricing. As cost of sales also includes depreciation of plant and equipment, cost of sales is affected by the number and timing of product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of certain car models.
As further described in the “Results of Operations” section below, due to the effects of the temporary suspension of production and shipments, as well as the changes to the calendar and format of the 2020 Formula 1 World Championship, which were caused by the COVID-19 pandemic, costs as a percentage of net revenues were higher in 2020 compared to other years. Furthermore, a portion of our costs are fixed in nature and we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs, therefore management actions to reduce costs only partially compensated the decrease in net revenues experienced in 2020 as a result of the pandemic.
    Economic Conditions and Macro Events — Significant inflationary pressures appeared in 2021 in many of the markets in which we operate and this trend has continued in early 2022. Although there were no material effects on our results of operations in 2021 from the recent rise in inflation in certain goods and services, management is carefully monitoring the inflation outlook, as well as any changes to interest rates, to appropriately address the potential impacts on our operating costs and financial expenses, as well as our new order intake.

Additionally, as a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk, in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. Despite the fact that Ferrari has limited commercial interests in Russia, Ukraine and the areas of conflict, these and any additional sanctions and export controls, as well as any counterresponses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, our supply chain, with negative implications on availability and prices of raw materials, and our customers, as well as the global financial markets and financial services industry.

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
    Transaction impacts arise when our Group entities conduct transactions in currencies other than their own functional currency. Therefore, we are also exposed to foreign currency risks in connection with scheduled receipts and payments in multiple currencies. Our costs are primarily denominated in Euro, while the majority of our revenues are generated in currencies other than the Euro, including in U.S. Dollars, Pound Sterling, Japanese Yen, Chinese Yuan, Swiss Franc and, to a lesser extent, certain other currencies.

In general, an appreciation of the U.S. Dollar, and the other currencies in which we operate, against the Euro would positively impact our net revenues and results of operations.
    Our risk management policies contemplate the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we have used derivative financial instruments as cash flow hedges for the purpose of hedging the foreign currency exchange rate at which a predetermined proportion of forecasted transactions denominated in foreign currencies will occur. Accordingly, our results of operations have not been fully exposed to fluctuations in foreign currency exchange rates. See Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements included elsewhere in this document for additional information related to our foreign currency exchange rate risk policies.
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
    Patent Box Benefit — Income taxes for the years ended December 31, 2021, 2020 and 2019 benefited from the application of the Patent Box tax regime, which provides tax benefits for companies that generate income through the use of intangible assets. Starting in 2020 the Group has applied the Patent Box tax regime for the period from 2020 to 2024 and determined the income eligible for the Patent Box regime with recognition of the Patent Box tax benefit in three equal annual installments.
Italian legislation recently enacted in 2021 will replace the current Patent Box tax regime with a 110% “super tax deduction” for certain costs related to eligible intangible assets and provides for a specific transitional procedure between the two regimes. The new legislation should not have any impact on income taxes of the Group for the year ended December 31, 2021 and management will continue to follow updates in the legislation as they become known.

    For additional information see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.

    Trademark Step-up — In the fourth quarter of 2020, the Group benefited from the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. There was no cash effect in 2020 from the step-up of the trademark. The deferred tax asset will be utilized over a 50-year period (recently extended from the previous 18 years following the approval of Law 234/2021; see also Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document) and the substitute tax will be paid in three equal annual installments starting in 2021.

Management considers this item significant in nature but non-recurring and not reflective of ongoing operational activities, therefore the positive impact of €75 million has been excluded in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2020.

    Asset-backed Financing (Securitizations) — We pursue a strategy of autonomous financing for our financial services activities in the United States, which involves limiting or reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. At December 31, 2021 and 2020 our funding under securitization programs amounted to €900 million and €761 million, respectively.
    For additional information see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.
    Maserati Engine Volumes — We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models. We also produce a V6 family of engines exclusively for Maserati. We currently have a multi-year arrangement with Maserati to provide V6 engines up to 2023. Net revenues generated from sales of engines to

Maserati depend on the orders received from Maserati, which in turn depend on Maserati production volumes and product launches. Our net revenues from engines increased in 2021 compared to 2020 as a result of higher orders received from Maserati, although they remain below 2019 levels.

A. Operating Results

Results of Operations
Consolidated Results of Operations – 2021 compared to 2020 and 2020 compared to 2019
    The following is a discussion of the results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020, and for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.
For the year ended December 31, 2020 our costs as a percentage of net revenues and our EBIT and EBIT margin were negatively impacted by the COVID-19 pandemic, which caused a seven-week production and delivery suspension in the first half of 2020 (during which we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs) as well as changes to the format of the 2020 Formula 1 World Championship.

	For the years ended December 31,
	2021	Percentage of net revenues	2020	Percentage of net revenues	2019	Percentage of net revenues
	(€ million, except percentages)
Net revenues	4,271	100.0%	3,460	100.0%	3,766	100.0%
Cost of sales	2,081	48.7%	1,686	48.7%	1,805	47.9%
Selling, general and administrative costs	348	8.1%	336	9.7%	343	9.1%
Research and development costs	768	18.0%	707	20.4%	699	18.6%
Other expenses, net	6	0.2%	19	0.6%	5	0.1%
Result from investments	7	0.2%	4	0.1%	3	0.1%
EBIT	1,075	25.2%	716	20.7%	917	24.4%
Net financial expenses	33	0.8%	49	1.4%	42	1.2%
Profit before taxes	1,042	24.4%	667	19.3%	875	23.2%
Income tax expense	209	4.9%	58	1.7%	176	4.6%
Net profit	833	19.5%	609	17.6%	699	18.6%

Net revenues
    The following table sets forth an analysis of our net revenues for each of the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,						Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2019	Percentage of net revenues	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Cars and spare parts (1)	3,573	83.7%	2,835	81.9%	2,926	77.7%	738	26.0%	(91)	(3.1)%
Engines (2)	189	4.4%	151	4.4%	198	5.3%	38	25.7%	(47)	(24.0)%
Sponsorship, commercial and brand (3)	431	10.1%	390	11.3%	538	14.3%	41	10.4%	(148)	(27.5)%
Other (4)	78	1.8%	84	2.4%	104	2.7%	(6)	(7.4)%	(20)	(19.5)%
Total net revenues	4,271	100.0%	3,460	100.0%	3,766	100.0%	811	23.4%	(306)	(8.1)%
______________________________
(1)    Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)    Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
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
2021 compared to 2020
    Net revenues for 2021 were €4,271 million, an increase of €811 million, or 23.4 percent (an increase of 26.0 percent on a constant currency basis), from €3,460 million for 2020.
    The increase in net revenues was attributable to the combination of (i) a €738 million increase in cars and spare parts, (ii) a €38 million increase in engines, and (iii) a €41 million increase in sponsorship, commercial and brand, partially offset by a €6 million decrease in other revenues.
Cars and spare parts
    Net revenues generated from cars and spare parts were €3,573 million for 2021, an increase of €738 million, or 26.0 percent, from €2,835 million for 2020.
The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes, positive mix and personalizations, partially offset by negative foreign currency exchange impact (mainly relating to the U.S. Dollar and the Japanese Yen). Shipments in 2020 were impacted by the seven-week production and delivery suspension in the first half of the year caused by the COVID-19 pandemic.
Overall, shipments increased by 2,036 cars, or 22.3 percent, driven by a 34.6 percent increase in shipments of our V8 models while shipments of our V12 models decreased by 16.1 percent, mainly due to the 812 Superfast, which was phased out during 2021. In particular, the increase in shipments was driven by the F8 family, together with the Ferrari Roma and the SF90 Stradale, which both reached global distribution in the second quarter of 2021, as well as the ramp up of the Ferrari Portofino M and the SF90 Spider, partially offset by the Ferrari Portofino, the 488 Pista family and the 812 Superfast. Additionally, deliveries of the Ferrari Monza SP1 and SP2 increased in 2021 compared 2020, in line with planning, and the models are reaching the end of production. The positive mix impact was driven by the SF90 family and the Ferrari Monza SP1 and SP2, as well as higher revenues from personalizations.
All geographic regions positively contributed in the year, with increases in revenues of: (i) €251 million in EMEA, (ii) €217 million in Americas, (iii) €137 million in Mainland China, Hong Kong and Taiwan, and (iv) €133 million in Rest of APAC. The performance in Mainland China, Hong Kong and Taiwan was boosted by the launch of new models and the comparison versus the prior year, which was negatively impacted by the decision to deliberately accelerate client deliveries in 2019 in advance of new emissions regulations. All changes include the effects of foreign currency hedge transactions.

Engines
    Net revenues generated from engines were €189 million for 2021, an increase of €38 million, or 25.7 percent, from €151 million for 2020. The increase was mainly attributable to an increase in engines sold to Maserati and, to a lesser extent, higher revenues from the rental of engines to other Formula 1 racing teams.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, Formula 1 commercial agreements and brand management activities were €431 million for 2021, an increase of €41 million, or 10.4 percent, from €390 million for 2020. The increase was primarily attributable to Formula 1 racing activities, driven by the more favorable Formula 1 calendar compared to 2020, and brand-related activities, partially offset by a lower prior year Formula 1 ranking.
Other
Other net revenues were €78 million for 2021, a decrease of €6 million, or 7.4 percent, from €84 million for 2020.
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
Overall, shipments decreased by 1,012 cars, or 10.0 percent, compared to the prior year, driven by the COVID-19 pandemic, with a gradual recovery of production and shipments in the second half of 2020. Shipments of our V8 models decreased by 10.3 percent while our V12 models decreased by 9.0. The decrease in shipments also reflects the phase-out of the Ferrari Portofino as well as the Ferrari 488 Pista and Ferrari 488 Pista Spider gradually approaching the end of their lifecycles, partially offset by the ramp up of the Ferrari F8 Tributo, the Ferrari F8 Spider, and the 812 GTS which reached global distribution, as well as the Ferrari Monza SP1 and SP2, which were delivered as originally scheduled in 2020. The deliveries of the SF90 Stradale started in the fourth quarter of 2020 following the industrialization delays experienced and subsequently resolved. Deliveries of the Ferrari Roma also commenced in the fourth quarter.

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
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, Formula 1 commercial agreements and brand management activities were €390 million for 2020, a decrease of €148 million, or 27.5 percent, from €538 million for 2019. The decrease was primarily attributable to impacts of the COVID-19 pandemic, which resulted in a reduced number of Formula 1 races in 2020 and a decrease in-store traffic and museum visitors.
Other
Other net revenues were €84 million for 2020 a decrease of €20 million, or 19.5 percent, from €104 million for 2019. The decrease was primarily attributable to reduced sports-related activities and the cancellation of the Moto GP event at the Mugello racetrack, the effects of which were only partially offset by the first ever Formula 1 Grand Prix held at the Mugello racetrack.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2019	Percentage of net revenues	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Cost of sales	2,081	48.7%	1,686	48.7%	1,805	47.9%	395	23.4%	(119)	(6.6)%
2021 compared to 2020
    Cost of sales for 2021 was €2,081 million, an increase of €395 million, or 23.4 percent, from €1,686 million for 2020. As a percentage of net revenues, cost of sales was 48.7 percent for both 2021 and 2020.
    The increase in cost of sales was primarily attributable to higher car volumes and a change in product mix, as well as higher Maserati engine volumes and costs for other supporting activities.
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
Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2019	Percentage of net revenues	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Selling, general and administrative costs	348	8.1%	336	9.7%	343	9.1%	12	3.5%	(7)	(2.1)%
2021 compared to 2020
Selling, general and administrative costs were €348 million for 2021, an increase of €12 million, or 3.5 percent, from €336 million for 2020. As a percentage of net revenues, selling, general and administrative costs were 8.1 percent in 2021 compared to 9.7 percent in 2020.

The increase was mainly attributable to communication and marketing activities related to models unveiled in 2021, as well as lifestyle events and costs to support the organic growth of the business.
2020 compared to 2019
    Selling, general and administrative costs for 2020 were €336 million, a decrease of €7 million, or 2.1 percent, from €343 million for 2019. As a percentage of net revenues, selling, general and administrative costs were 9.7 in 2020 compared to 9.1 percent in 2019.
The decrease in selling, general and administrative costs was primarily attributable to the deployment of significant cost containment actions, partially offset by Formula 1 racing activities.
Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2019	Percentage of net revenues	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Research and development costs expensed during the year	574	13.4%	527	15.2%	559	14.9%	47	8.9%	(32)	(5.9)%
Amortization of capitalized development costs	194	4.6%	180	5.2%	140	3.7%	14	7.7%	40	29.3%
Research and development costs	768	18.0%	707	20.4%	699	18.6%	61	8.6%	8	1.2%
2021 compared to 2020
    Research and development costs for 2021 were €768 million, an increase of €61 million, or 8.6 percent, from €707 million for 2020. As a percentage of net revenues, research and development costs were 18.0 percent in 2021 compared to 20.4 percent in 2020.
    The increase in research and development costs was primarily attributable to an increase in research and development costs expensed of €47 million driven by product innovation and Formula 1 activities, and comparison was impacted by higher technology incentives in the prior year, as well as an increase in amortization of capitalized development costs of €14 million driven by a general increase in capitalized development costs in recent years in line with our strategy to update and broaden our product range and significantly increase our efforts in relation to hybrid and other advanced technologies.
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
We continued to invest in research and development projects important for the continuing success of Ferrari and its future development, despite certain actions taken in 2020 to contain costs as a result of the COVID-19 pandemic.

Other expenses/(income), net

	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Other expenses/(income), net	6	19	5	(13)	(69.9)%	14	270.2%
Generally, other expenses/(income), net consist of other expenses that primarily include indirect taxes, provisions and other miscellaneous expenses, as well as other income that primarily includes rental income, gains on the disposal of property, plant and equipment and other miscellaneous income, including the release of previously recognized provisions.
Other expenses/(income), net in 2021 is composed of other expenses of €14 million, partially offset by €8 million of other income. Other expenses/(income), net in 2020 is composed of other expenses of €25 million, partially offset by €6 million of other income. Other expenses/(income), net in 2019 is composed of other expenses of €14 million, partially offset by €9 million of other income. Other expenses, net in 2021 and 2019 include releases of provisions relating to legal disputes following developments favorable to Ferrari.
EBIT

	For the years ended December 31,						Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2019	Percentage of net revenues	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
EBIT	1,075	25.2%	716	20.7%	917	24.4%	359	50.2%	(201)	(21.9)%
2021 compared to 2020
    EBIT for 2021 was €1,075 million, an increase of €359 million, or 50.2 percent, from €716 million for 2020. As a percentage of net revenues, EBIT increased from 20.7 percent in 2020 to 25.2 percent in 2021.
The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €220 million, (ii) positive product mix impact of €212 million, (iii) an increase in research and development costs of €61 million, (iv) an increase in selling, general and administrative costs of €12 million, (v) positive contribution of €77 million driven by Formula 1 racing activities reflecting the more favorable Formula 1 calendar compared to 2020 as well as higher contribution from brand-related activities, Maserati engines and other supporting activities, partially offset by a lower prior year Formula 1 ranking, and (vi) negative foreign currency exchange impact of €77 million (including foreign currency hedging instruments) primarily driven by the strengthening of the Euro compared to the U.S. Dollar and the Japanese Yen.
The positive mix impact was driven by the SF90 family, the Ferrari Monza SP1 and SP2, and personalizations, partially offset by the ramp up of the Ferrari Roma and the Portofino M and reduced contribution of the 812 Superfast, which was phased out during 2021.
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
Net financial expenses

	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Net financial expenses	33	49	42	(16)	(32.3)%	7	16.7%
2021 compared to 2020
Net financial expenses for 2021 decreased to €33 million compared to €49 million for 2020.
The decrease in net financial expenses was primarily attributable to a decrease in net foreign exchange losses, including hedging costs.
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
Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(€ million, except percentages)
Income tax expense	209	58	176	151	n.m.	(118)	(67.1)%
2021 compared to 2020
    Income tax expense for 2021 was €209 million, an increase of €151 million, compared to €58 million for 2020. Income taxes for both years benefited from the application of the Patent Box regime. See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.
The increase in income tax expense was primarily attributable to the combined effects of (i) an increase in profit before taxes and (ii) a net tax benefit recognized in 2020 from the partial step up of trademarks for tax purposes amounting to €75 million, as further described below.
The effective tax rate was 20.1 percent in 2021 compared to 8.7 percent in 2020. The increase in the effective tax rate was primarily attributable to the effects of a net tax benefit recognized in 2020 from the voluntary, partial step-up of trademarks for tax purposes, as further described below.

In the fourth quarter of 2020, the Group benefited from the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. There was no cash effect in 2020 from the step-up of the trademark. The deferred tax asset will be utilized over a 50-year period (following the introduction of the 2022 Italian budget law (Law 234/2021) which provides for an extension from 18 years to 50 years of the amortization period for tax purposes for any trademarks and goodwill that benefited from the step-up regime) and the substitute tax will be paid in three equal annual installments starting in 2021. The net benefit has been treated as an adjusting item in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2020.
2020 compared to 2019
    Income tax expense for 2020 was €58 million, a decrease of €118 million, or 67.1 percent compared to €176 million for 2019.
    The decrease in income tax expense was primarily attributable to the combined effects of (i) a tax benefit from the partial step up of trademarks for tax purposes amounting to €75 million, as further described above, (ii) a decrease in profit before taxes, and (iii) the effects of deductions for eligible research and development costs. Income taxes for both years benefited from the application of the Patent Box regime.
The effective tax rate was 8.7 percent in 2020 compared to 20.2 percent in 2019. The decrease in the effective tax rate was primarily attributable to the effects of the net tax benefit recognized in 2020 from the trademark step-up as described above, and to a lesser extent, the effects of deductions for eligible research and development costs.
Recent Developments
    See Note 32 “Subsequent Events”, to the Consolidated Financial Statements.

B. Liquidity and Capital Resources

Liquidity Overview
    We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development activities to transition our product portfolio to hybrid and electric technology. We also make investments to, among others, enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.
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
Cyclical Nature of Our Cash Flows
    Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.
We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing schemes are utilized by us or by our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona and limited edition models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in manufacturing the cars.
    Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures and work on the transition to hybrid and electric technologies. We also continue to make significant capital investments by prioritizing capital projects that are considered important for the continuing success of Ferrari and its future development, including the acquisition in 2020 and, to a lesser extent, in 2021, of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.
    The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year and the remaining portion in the third and/or fourth quarters. Our tax expense and tax payments in 2021, 2020 and 2019 benefited from applying the Patent Box tax regime. See Note 10 “Income Taxes” to the Consolidated

Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2021, 2020 and 2019. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2021	2020	2019
	(€ million)
Cash and cash equivalents at beginning of the year	1,362	898	794
Cash flows from operating activities	1,283	838	1,306
Cash flows used in investing activities	(733)	(708)	(701)
Cash flows (used in)/from financing activities	(580)	340	(502)
Translation exchange differences	12	(6)	1
Total change in cash and cash equivalents	(18)	464	104
Cash and cash equivalents at end of the year	1,344	1,362	898
2021 compared to 2020
For the year ended December 31, 2021 cash and cash equivalents held by the Group decreased by €18 million compared to an increase of €464 million for year ended December 31, 2020. The difference in the net change in cash and cash equivalents in 2021 compared to 2020 of €482 million was primarily attributable to the combined effects of:
(i)the full repayment of a bond for €501 million in January 2021 (including a principal amount of €500 million and interest of €1 million);
(ii)lower cash proceeds from the issuance of bonds and notes of €491 million (net proceeds of €149 million in 2021 from the issuance of the 2032 Notes (as defined below) compared to €640 million in 2020 from the issuance of the 2025 Bond (as defined below);
(iii)higher share repurchases of €101 million (€231 million in 2021 compared to €130 million in 2020 as the share repurchase program was restarted on March 11, 2021 following the decision to temporarily suspend the program on March 30, 2020 to preserve liquidity as a result of the COVID-19 pandemic); and
(iv)higher investments in intangible assets of €33 million to support the development of our current and future product offering.
partially offset by:
(i)an increase in EBITDA of €388 million;
(ii)an increase of €123 million in net proceeds from bank borrowings and other financial institutions;
(iii)a positive impact of €62 million from working capital and other operating assets and liabilities, and
(iv)lower dividends paid to owners of the parent of 48 million (€160 million paid in 2021 compared to 208 million paid in 2020, primarily driven by the effects of the COVID-19 pandemic).

2020 compared to 2019
For the year ended December 31, 2020 the total change in cash and cash equivalents was €464 million compared to €104 million for year ended December 31, 2019. The increase in cash generation of €360 million in 2020 compared to 2019 was primarily attributable to:
(i)net cash proceeds of €640 million received in 2020 from the issuance of the 2025 Bond; and
(ii)lower share repurchases of €257 million (€130 million in 2020 compared to €387 million in 2019) driven by our decision to temporarily suspend the share repurchase program in March 2020 to preserve liquidity as a result of the COVID-19 pandemic;
partially offset by:
(i)a decrease in advances received for the Ferrari Monza SP1 and SP2 (which were primarily received in 2019 ahead of shipments, including for cars actually delivered in 2020);
(ii)the adverse impacts on our cash flows from operating activities as a result of the COVID-19 pandemic, including the temporary suspension of production and deliveries for seven weeks during the first half of 2020, as well as higher inventories reflecting efforts to mitigate potential supply chain issues;
(iii)an increase in income taxes paid, and
(iv)lower net proceeds from our securitization programs.
Please refer to the following discussion and to the Consolidated Statement of Cash Flows included elsewhere in this document for additional information related to our cash flows.
A summary of the cash flows from or used in operating, investing and financing activities for each year is provided below.
Operating Activities — Year Ended December 31, 2021
For the year ended December 31, 2021, our cash flows from operating activities were €1,283 million, primarily the result of:
(i)profit before tax of €1,042 million, adjusted for €456 million for depreciation and amortization expense, €33 million of net finance costs and net other non-cash expenses and income of €48 million (including provision accruals, result from investments and share-based compensation expense recognized in relation to the Group’s equity incentive plans);
partially offset by:
(ii)€123 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio;
(iii)€30 million of cash absorbed from the change in other operating assets and liabilities, primarily attributable to reversals of advances received for the Ferrari Monza SP1 and SP2, partially offset by advances received for the 812 Competizione and 812 Competizione A;
(iv)€6 million of cash absorbed from the net change in inventories, trade receivables and trade payables. In particular, the movement was attributable to: (a) cash absorbed by inventories of €81 million driven by higher volumes, partially offset by (b) cash generated from trade receivables of €2 million and (c) cash generated from trade payables of €73 million;
(v)€28 million of net finance costs paid; and

(vi)€109 million of income tax paid.
Operating Activities — Year Ended December 31, 2020
    For the year ended December 31, 2020, our cash flows from operating activities were €838 million, primarily the result of:
(i)profit before tax of €667 million, adjusted for €427 million for depreciation and amortization expense, €49 million of net finance costs, and net other non-cash expenses and income of €59 million (including provision accruals, result from investments and share-based compensation expense recognized in relation to the Group’s equity incentive plans).
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
Operating Activities — Year Ended December 31, 2019
    For the year ended December 31, 2019, our cash flows from operating activities were €1,306 million, primarily the result of:
(i)profit before tax of €875 million, adjusted to add back €352 million of depreciation and amortization expense, €42 million of net finance costs and net other non-cash expenses and income of €49 million (including provision accruals, result from investments and share-based compensation expense recognized in relation to the Group’s equity incentive plans); and
(ii)€146 million of cash generated by the change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.
partially offset by:
(i)€77 million of cash absorbed from receivables from financing activities driven by an increase in the financial services portfolio;
(ii)€9 million of cash related to the net change in inventories, trade payables and trade receivables. In particular, the movement was attributable to (a) cash absorbed by inventory of €41 million and (b) cash absorbed by trade receivables of €22 million, which were both primarily driven by higher volumes, partially offset by (c) cash generated from trade payables of €54 million driven by higher capital expenditures and an increase in volumes;
(iii)€39 million of net finance costs paid; and
(iv)€33 million of income tax paid.

Investing Activities — Year Ended December 31, 2021
    For the year ended December 31, 2021, our net cash used in investing activities was €733 million, primarily the result of: €385 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs to support the development of our current and future product offering and, (ii) €352 million of capital expenditures additions to property, plant and equipment, partially offset by proceeds from disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Investing Activities — Year Ended December 31, 2020
    For the year ended December 31, 2020, our net cash used in investing activities was €708 million, primarily the result of: (i) €352 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €357 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, partially offset by proceeds from the disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Investing Activities — Year Ended December 31, 2019
    For the year ended December 31, 2019, our net cash used in investing activities was €701 million, primarily the result of: (i) €354 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs and, (ii) €352 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, partially offset by proceeds from disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.
Financing Activities — Year Ended December 31, 2021
    For the year ended December 31, 2021, net cash used in financing activities was €580 million, primarily the result of:
(i)€500 million for the full repayment of a bond upon maturity in January 2021;
(ii)€231 million to repurchase common shares under the Company’s share repurchase program (including the “Sell-to-Cover” practice under the equity incentive plans);
(iii)€161 million of dividends paid, of which €1 million was to non-controlling interests;
(iv)€22 million in repayments of lease liabilities; and
(v)€7 million related to the net change in other debt;
partially offset by:
(i)€149 million of net proceeds from the issuance of the 2032 Notes in July 2021;
(ii)€121 million related to the net change in bank borrowings and other financial institutions; and.
(iii)€71 million of proceeds net of repayments related to our revolving securitization programs in the United States.
Financing Activities — Year Ended December 31, 2020
For the year ended December 31, 2020, our net cash from financing activities was €340 million, primarily the result of:

(i)€640 million of net proceeds from the issuance of the 2025 Bond;
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
(ii) €315 million related to the cash tender offer to repurchase an aggregate nominal amount of €200 million of 0.25 percent notes due January 2021 and an aggregate nominal amount of €115 million of the 1.5 percent notes due March 2023;
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

Capital Expenditures
    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the years ended December 31, 2021, 2020 and 2019 were €750 million, €734 million and €706 million, respectively.
    The following table sets a forth a breakdown of capital expenditures by category for each of the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	363	320	330
Patents, concessions and licenses	17	27	18
Other intangible assets	5	5	6
Total intangible assets	385	352	354
Property, plant and equipment
Industrial buildings	35	28	16
Plant, machinery and equipment	123	115	176
Other assets	20	24	18
Advances and assets under construction	187	215	142
Total property, plant and equipment	365	382	352
Total capital expenditures	750	734	706
Intangible assets
    Our total capital expenditures in intangible assets for the year ended December 31, 2021 were €385 million (€352 million and €354 million for the years ended December 31, 2020 and 2019, respectively).
    The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology and the development of components, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting as we transition our product portfolio to hybrid and electric technology. We continually invest in product development to ensure we can quickly and efficiently respond to market demand and technological breakthroughs, as well as to maintain our position at the top of the luxury performance sports cars market.
    For the year ended December 31, 2021, we invested €363 million in externally acquired and internally generated development costs, of which €229 million related to the development of models to be launched in future years and €134 million primarily related to the development of our current product portfolio and components.
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

Property, plant and equipment
    Our total capital expenditures in property, plant and equipment for the year ended December 31, 2021 were €365 million (€382 million and €352 million for the years ended December 31, 2020 and 2019, respectively).
    Our most significant investments generally relate to plant, machinery and equipment, which amounted to €123 million for the year ended December 31, 2021 (€115 million and €176 million for the years ended December 31, 2020 and 2019, respectively) as well as advances and assets under construction, which amounted to €187 million for the year ended December 31, 2021 (€215 million and €142 million for the years ended December 31, 2020 and 2019, respectively). Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. Investments in advances and assets under construction and industrial buildings for the periods presented reflect our focus on the hybridization and broadening of our product range and supporting future model launches, including our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, which amounted to €42 million in 2021 (cumulative acquisitions of land since the start of 2019 amounted to €117 million).
    At December 31, 2021, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €74 million (€101 million at December 31, 2020).

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2021:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	343	781	753	508	2,385
Interest on long-term debt (2)	28	38	17	21	104
Lease obligations (3)	15	19	13	11	58
Unconditional minimum purchase obligations (4)	80	61	15	1	157
Purchase obligations (5)	74	—	—	—	74
Total contractual obligations	540	899	798	541	2,778
______________________________
(1)    Amounts presented relate to the principal amounts of long-term debt, excluding lease liabilities and the related interest expense that will be paid when due. For additional information see Note 24 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations. See the table below for a reconciliation of the contractual commitments of our long-term debt to our debt recorded in the consolidated statement of financial position included within our Consolidated Financial Statements.
(2)    Amounts include interest payments based on contractual terms and current interest rates on our long-term debt. Interest rates based on variable rates included above were determined using the rates in effect at December 31, 2021.
(3)    Lease obligations mainly relate to leases for Ferrari stores, industrial buildings and certain other assets used in our business.
(4)    Unconditional minimum purchase obligations relate to our unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. In particular, such agreements primarily relate to research and development activities and, to a lesser extent, tooling obligations. This amount also includes unconditional purchase obligations to purchase a minimum quantity of goods and/or services in connection with certain of our sponsorship contracts.
(5)    Purchase obligations represent obligations to purchase property, plant and equipment.

    The long-term debt obligations reflected in the table above can be reconciled to the amount in the consolidated statement of financial position at December 31, 2021 (in our Consolidated Financial Statements included elsewhere in this document) as follows:

Amount
(€ million)
Debt	2,630
Short-term debt obligations	(186)
Lease liabilities	(56)
Amortized cost effects	(3)
Long-term debt	2,385
Pension, post-employment benefits and other provisions for employees
We provide post-employment benefits for certain active employees and retirees of the Group. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2021 the liability for such obligations amounted to €101 million (€60 million at December 31, 2020). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.
Off balance sheet arrangements
    We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 29 “Commitments” to our Consolidated Financial Statements included elsewhere in this document.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
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
    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at December 31, 2021 and 2020.

	At December 31,
	2021	2020
	(€ million)
Cash and cash equivalents	1,344	1,362
Total liquidity	1,344	1,362
Bonds and notes	(1,487)	(1,835)
Asset-backed financing (Securitizations)	(900)	(761)
Lease liabilities	(56)	(62)
Borrowings from banks and other financial institutions	(154)	(29)
Other debt	(33)	(38)
Total Debt	(2,630)	(2,725)
Net Debt (A)	(1,286)	(1,363)
Net Debt of Financial Services Activities (B)	(989)	(820)
Net Industrial Debt (A-B)	(297)	(543)
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors, having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand, and the yield to maturity, on an annual basis, equals the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

On May 27, 2020, the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640 million after related expenses and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin.

For additional information relating to our total debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

The increase in the Net Debt of Financial Services Activities (as defined above) of €169 million, from €820 million at December 31, 2020, to €989 million at December 31, 2021, relates primarily to the increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, which grew by €204 million, from €940 million at December 31, 2020 to €1,144 million at December 31, 2021.
The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at December 31, 2021 and 2020:

	At December 31,
	2021	2020
	(€ million)
Receivables from financing activities	1,144	940
Net Debt of Financial Services Activities	(989)	(820)

For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents
    Cash and cash equivalents amounted to €1,344 million at December 31, 2021 compared to €1,362 million at December 31, 2020. See “Cash Flows” above for further details.
    Approximately 85 percent of our cash and cash equivalents were denominated in Euro at December 31, 2021 (approximately 88 percent at December 31, 2020). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €90 million at December 31, 2021 (€56 million at December 31, 2020), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables, or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.
    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At December 31,
	2021	2020
	(€ million)
Euro	1,144	1,203
Chinese Yuan	88	51
U.S. Dollar	68	76
Japanese Yen	20	13
Other currencies	24	19
Total	1,344	1,362
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €48 million at December 31, 2021 (€37 million at December 31, 2020).
Total available liquidity
    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2021 was €2,020 million (€2,062 million at December 31, 2020).

    The following table summarizes our total available liquidity:

	At December 31,
	2021	2020
	(€ million)
Cash and cash equivalents	1,344	1,362
Undrawn committed credit lines	676	700
Total available liquidity	2,020	2,062
    The undrawn committed credit lines at December 31, 2021 and at December 31, 2020 relate to revolving credit facilities. For further details, see Note 24 “Debt” in the Consolidated Financial Statements included elsewhere in this document.
To prudently manage potential liquidity or refinancing risks as a result of the COVID-19 pandemic, in April 2020 the Group increased its undrawn committed credit lines by securing an additional amount of €350 million, doubling the total committed credit lines available and undrawn to €700 million. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a term of 23 months. Subsequently, in April 2021, the Group replaced an uncommitted credit line of $50 million, which was terminated, with a new committed credit line for $100 million with a term of 24 months. At December 31, 2021 the line had been drawn down for $70 million (€62 million) representing the only committed credit line that has been drawn down by the Group. The new credit line replaces the funding previously provided by one of securitization programs in the US for funding of up to $110 million that expired in April 2021. In October 2021, a committed credit line previously negotiated in April 2020 for €100 million expired. At December 31, 2021 the Group had total committed credit lines available and undrawn of €676 million (€700 million at December 31, 2020).

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
The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019
	(€ million)
Cash flows from operating activities	1,283	838	1,306
Investments in property, plant and equipment and intangible assets	(737)	(709)	(706)
Free Cash Flow	546	129	600
Free Cash Flow from Financial Services Activities	(96)	(42)	(75)
Free Cash Flow from Industrial Activities	642	171	675
    Free Cash Flow for the year ended December 31, 2021 was €546 million compared to €129 million for the year ended December 31, 2020 and €600 million for the year ended December 31, 2019. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the year ended December 31, 2021 was €642 million, an increase of €471 million compared to €171 million for the year ended December 31, 2020. The increase in Free Cash Flow from Industrial Activities in 2021 compared to 2020 was primarily attributable to an increase in EBITDA and a positive change in cash flows from other operating assets and liabilities driven by the collection of advances from the 812 Competizione and 812 Competizione A, partially offset by the reversal of advances for the Ferrari Monza SP1 and SP2 and higher investments to support the development of our current and future product offering and higher taxes paid.
    Free Cash Flow from Industrial Activities for the year ended December 31, 2020 was positive €171 million a decrease of €504 million compared to €675 million for the year ended December 31, 2019. The decrease in Free Cash Flow from Industrial Activities was primarily driven by a decrease in advances received for the Ferrari Monza SP1 and SP2 (which were primarily received in 2019 ahead of shipments, including for cars actually delivered in 2020), the adverse impacts on our EBITDA as a result of the COVID-19 pandemic and higher inventories at year end reflecting efforts to mitigate potential supply chain issues, as well as an increase in income taxes paid. Free Cash Flow from Industrial Activities in 2019 benefited from advances collected ahead of shipments of the Ferrari Monza SP1 and SP2, including for cars actually delivered in 2020.
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
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the years ended December 31,
	2021	2020	2019
	(€ million)
Net profit	833	609	699
Income tax expense	209	58	176
Net financial expenses	33	49	42
EBIT	1,075	716	917
Amortization and depreciation	456	427	352
EBITDA and Adjusted EBITDA	1,531	1,143	1,269
Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted EBIT for the years ended December 31, 2021, 2020 and 2019. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the years ended December 31,
	2021	2020	2019
	(€ million)
EBIT and Adjusted EBIT	1,075	716	917
Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net Profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Net Profit for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019
	(€ million)
Net profit	833	609	699
Trademark step-up(1)	—	(75)	—
Adjusted Net Profit	833	534	699
_____________________________
(1)Reflects the application of the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. There was no cash effect in 2020.

Adjusted Basic and Diluted Earnings per Common Share
    Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic and Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the years ended December 31, 2021, 2020 and 2019.

		For the years ended December 31,
		2021	2020	2019
Net profit attributable to owners of the Company	€ million	831	608	696
Trademark step-up(1)	€ million	—	(75)	—
Adjusted net profit attributable to owners of the Company	€ million	831	533	696

Weighted average number of common shares for basic earnings per share	thousand	184,446	184,806	186,767
Adjusted basic earnings per common share	€	4.50	2.88	3.73
Weighted average number of common shares for diluted earnings per share(2)	thousand	184,722	185,379	187,535
Adjusted diluted earnings per common share	€	4.50	2.88	3.71

_____________________________
(1)Reflects the application of the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €83.7 million and a substitute tax liability for €9.0 million, resulting in a net tax benefit of €74.7 million. There was no cash effect in 2020.
(2)The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the related awards vested).
See Note 12 “Earnings per Share” to the Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.
Constant Currency Information
    The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 2 “Significant Accounting Policies” to the Consolidated Financial Statements, included elsewhere in this document, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

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

E. Critical Accounting Estimates
Please refer to Note 2 “Significant Accounting Policies—Use of estimates” to the Consolidated Financial Statements included elsewhere in this document for information relating to the critical accounting estimates applicable to Ferrari.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
Directors
    Set forth below is the name, year of birth and position of each of the persons currently serving as directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. The current Board of Directors of Ferrari was appointed effective as of April 15, 2021 and its term of office will expire on the day the next Annual General Meeting of Shareholders is held, which is currently expected to be held on April 13, 2022. Mr. Benedetto Vigna was designated as Acting Chief Executive Officer by the Board of Directors of Ferrari effective as of September 16, 2021.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Acting Chief Executive Officer
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Sergio Duca	1947	Senior Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Francesca Bellettini	1970	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
John Galantic	1961	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
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
Benedetto Vigna. Mr. Benedetto Vigna is Acting Chief Executive Officer of Ferrari N.V. since September 2021. Before joining Ferrari, he was President of STMicroelectronics’ Analog, MEMS and Sensors Group since January 2016 and also a member of ST’s Executive Committee from May 31, 2018. Mr. Vigna joined ST in 1995 and founded ST’s MEMS activities (Micro-Electro-Mechanical Systems). Under his guidance, ST’s MEMS sensors established ST’s leadership with large OEMs in motion-activated user interfaces. His responsibilities were expanded to include connectivity, imaging and power solutions and he piloted a series of successful moves into new business areas, with a particular focus on the industrial and automotive market segments. During his career Mr. Vigna has filed more than 200 patents on micromachining, authored numerous publications and has formed part of the boards of several EU-funded programs including start ups as well as worldwide recognized boards of Asian and American research centers. Mr. Vigna graduated in Subnuclear Physics from the University of Pisa.
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
    Delphine Arnault. Mrs. Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a board director of LVMH Moët Hennessy Louis Vuitton SE since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé in 2008. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011 and Christian Dior SE in April 2012. Delphine Arnault previously served as a director of both Havas and 21st Century Fox from 2013 to 2019. In 2021, she was appointed to the boards of Gagosian and Phoebe Philo Limited.
    Francesca Bellettini. Mrs. Francesca Bellettini is President and Chief Executive Officer of Yves Saint Laurent (part of the Kering Group), based in France, since September 2013. Mrs. Bellettini is a member of the Kering Group Executive Committee since 2013. Mrs. Bellettini joined the Kering Group in 2003, serving in several executive roles. From 2003 until 2008 she worked at Gucci, Italy, first as Assistant to the President and Managing Director and, from 2005, as Strategic Planning Director and Associate Worldwide Merchandising Director. In 2008, she joined Bottega Veneta, Italy, as Worldwide Merchandising Director and from 2010 she became Worldwide Merchandising-Communication Director based in Switzerland. From 1999 until 2002, Mrs. Bellettini worked in the Prada Group, Italy, first in the Planning and New Business Development Division of Prada and, in 2002, as Operations Manager of Helmut Lang. Previously, she worked in Compass Partners International, UK from 1998 to 1999, in Deutsche Morgan Grenfell, UK from 1996 to 1998 and in Goldman Sachs International, UK from 1994 to 1996. While graduating, she interned at Citibank, Italy in 1994. Mrs. Bellettini graduated in Business Administration with a major in Finance from Bocconi University, Italy.
Eddy Cue. Mr. Eddy Cue is Apple’s senior vice president of Services, reporting to CEO Tim Cook. Mr. Cue oversees the full range of Apple’s services, including Apple Music, Apple News, Apple Podcasts, the Apple TV app, and Apple TV+, as well as Apple Pay, Apple Card, Maps, Search Ads, Apple’s iCloud services, and Apple’s productivity and creativity apps. Mr. Cue’s team has an excellent track record of building and strengthening world-class services that meet and exceed the high expectations of Apple’s customers, and offer creators and storytellers the opportunity to bring their creative visions to people around the world. Mr. Cue joined Apple in 1989. Mr. Cue was instrumental in creating the Apple online store in 1998, the iTunes Store in 2003, and the App Store in 2008. He also played a key role in developing Apple’s award-winning iLife suite of applications. In his early years at Apple, he was a successful manager of software engineering and customer support teams. Mr. Cue earned a bachelor’s degree in Computer Science and Economics from Duke University. He serves on the Board of Trustees of both the Paley Center for Media and Duke University.
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
Maria Patrizia Grieco. Mrs. Maria Patrizia Grieco has been the Chairperson of the board of directors of Banca Monte dei Paschi di Siena since May 2020, after having gained experience in the financial sector during the six years spent on the board of directors of Anima Holding. From May 2014 to May 2020 she was the Chairperson of the board of directors of Enel, the Italian company world leader in the utilities sector. After graduating in law from the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager with the task of reorganizing and repositioning the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013 she was Chief Executive Officer of Olivetti, where she also held the role of Chairperson from 2011. She has been a member of the boards of directors of Fiat Industrial and CIR and currently serves on the boards of Ferrari, Amplifon and Endesa S.A. Mrs. Grieco is also Chair of Assonime and is a member of the board of directors of Bocconi University. Maria Patrizia Grieco was appointed Chairperson of the Italian Corporate Governance Committee in 2017. The Committee’s purpose is to promote good corporate governance practices of Italian listed companies.
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

Ferrari Leadership Team
On certain key operational matters, the CEO is supported by the Ferrari Leadership Team (hereinafter also the “FLT”, formerly Senior Management Team, and so renamed as a result of the organizational changes executed in January 2022), which is responsible for reviewing the operating performance of the business, collaborating on certain operational matters, supporting the Chief Executive Officer with his tasks, and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily as it relates to the operational management. Set forth below are the names, year of birth and position of each of the members of the FLT of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Acting Chief Executive Officer
Antonio Picca Piccon	1964	Chief Financial Officer
Davide Abate	1984	Chief Technologies and Infrastructures Officer
Andrea Antichi	1979	Chief Manufacturing Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Mattia Binotto	1969	Managing Director Gestione Sportiva and Team Principal Scuderia Ferrari Mission Winnow
Carlo Daneo	1968	General Counsel
Sabina Fasciolo	1968	Chief Compliance Officer
Gianmaria Fulgenzi	1969	Chief Product Development Officer
Silvia Gabrielli	1969	Chief Digital & Data Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Ernesto Lasalandra	1972	Chief Research & Development Officer
Marco Lovati	1972	Chief Internal Audit Officer
Flavio Manzoni	1965	Chief Design Officer
Angelo Pesci	1974	Chief Purchasing & Quality Officer
Charlie Turner	1974	Chief Content & Communication Officer
Biographies for the members of the FLT of Ferrari are included below:
John Elkann. See the “Directors” section above.
Benedetto Vigna. See the “Directors” section above.
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
Davide Abate. Mr. Davide Abate is Chief Technologies and Infrastructures Officer since January 2022. Previously he held the position of Head of Technologies at Ferrari since October 2020, and various managerial roles in the manufacturing area such as Head of Prototype Construction from 2017 to 2020. Prior to joining Ferrari in 2012, he covered technical managerial roles at Ducati Motor Holding. Mr. Abate holds the Ferrari Corporate Executive MBA from the Bologna Business School and a master in Process Engineering at Bocconi School of Management, as well as a masters’ degree in Automotive Engineering from the Turin Polytechnic.

Andrea Antichi. Mr. Andrea Antichi was appointed Chief Manufacturing Officer in January 2022. Previously he was Head of Vehicle at Ferrari since June 2018. During his career he covered various managerial roles at Ferrari in the manufacturing area such as Head of Engine Assembly and Machining Production from 2014 to 2018 and Engine Assembly and Machining Process Engineering Manager from 2008 to 2013. Prior to joining Ferrari in 2006, he held technical roles in Piaggio and researcher in Computational Biomechanics at Istituti Ortopedici Rizzoli. Mr. Antichi holds the Ferrari Corporate Executive MBA from the Bologna Business School, as well as a masters’ degree in Mechanical Engineering from the University of Pisa.

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
Sabina Fasciolo. Ms. Sabina Fasciolo is Chief Compliance Officer since October 2020. From 2015 to 2020 she worked for F.I.G.C. (Federazione Italiana Giuoco Calcio) as Head of Legal Affairs & Compliance. Previously, she worked for Ferrari for 13 years where she held the position of Head of Legal Affairs, together with the position of President of the Supervisory Board of Ferrari S.p.A., as well as member of the board of directors and anti-money laundering manager of Ferrari Financial Services S.p.A. (then merged into Ferrari S.p.A.). She started her career as attorney-at-law with major focus in civil-commercial law and in sport-related areas, with experiences in Italy and abroad. Ms. Fasciolo holds an LL.M. in English Commercial Law from the College of Law of England and Wales (London) and a Certificate in Advanced International Legal Studies from the Golden Gate University – Law School. She graduated in Law at the University of Parma and was admitted to the Bar association.
Gianmaria Fulgenzi. Mr. Gianmaria Fulgenzi is Chief Product Development Officer since January 2022. Previously he was Head of GeS Supply Chain of Ferrari since March 2019. He also worked in the product development and manufacturing area, as Head of Rear Engine Car Platform from 2015 to 2019 and Head of Powertrain Production from 2008 to 2010. Prior to joining Ferrari in 2002, he covered technical managerial roles at PiaggioAero Industries. Mr. Fulgenzi holds a master in Management from the London Business School, as well as a masters’ degree in Aerospace Engineering from the Turin Polytechnic.

Silvia Gabrielli. Ms. Silvia Gabrielli was appointed Chief Digital & Data Officer in January 2022. Previously, she held the position of Head of IT Digital & Analytics since July 2019. Prior to joining Ferrari she held the position of Digital Transformation Advisor at Microsoft. From 1996 to 2017 she worked as a business consultant and business development manager in different companies, such as SAP, A.T. Kearney and Accenture. Ms. Gabrielli holds a masters’ degree in Business and Administration from the Bocconi University.

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
Ernesto Lasalandra. Mr. Ernesto Lasalandra is Chief Research & Development Officer since January 2022. He joined Ferrari from his previous role as Group VP R&D General Manager in STMicroelectronics, where over the past decades he covered roles of increasing responsibilities in Product Development and R&D. Mr. Lasalandra holds a degree in Electronic Engineering from University of Pavia.
Marco Lovati. Mr. Marco Lovati is Chief Internal Audit Officer since April 2015 and a member of the Supervisory Body of Ferrari S.p.A. since July 2014. Prior to such assignment he spent 14 years in the Internal Audit and Compliance department of Fiat Group and FCA, where he covered several senior positions including the role of “Financial & Insurance Companies, Luxury Cars” and “Automotive Europe & Financial JV Companies” Head of Audit, also serving as member of the Supervisory Body of different Fiat Group and FCA legal entities. Mr. Marco Lovati graduated in Economics and Business Administration from the University of Turin and holds an MBA in Finance jointly organized by the University of Turin and the Italian Association of Finance Directors (ANDAF).

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
Angelo Pesci. Mr. Angelo Pesci is Chief Purchasing & Quality Officer since January 2022. Angelo Pesci joined Ferrari from STMicroelectronics, where over the past decades he covered roles of increasing responsibilities in Financial Planning, Supply Chain and Product Planning, Services and Operations. Mr. Pesci holds a Master in Business Administration from SDA Bocconi, as well as a masters’ degree in Physics from University of Trieste.
Charlie Turner. Mr. Charlie Turner was appointed as Chief Content Officer in July 2021 and Chief Communication Officer in January 2022. He joined Ferrari from the BBC where he was Editorial Director of BBC TopGear. During his 18 years at the BBC Mr. Turner was instrumental in establishing TopGear as the market leading automotive entertainment brand and driving the growth and success that made it one of the largest global communities dedicated to the enjoyment of every aspect of cars and motoring. Prior to joining TopGear, Mr. Turner worked for Formula One Management. Mr. Turner holds a degree in Graphic Design from the University of the West of England and has won multiple awards as both an Editor and Creative Director.

B. Compensation
Introduction
The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive directors and non-executive directors of the Company, as well as members of the Ferrari Leadership Team (FLT). In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2021. The form and amount of compensation received by the directors of Ferrari for the year ended December 31, 2021 was determined in accordance with the remuneration policy. The Compensation Committee oversees the remuneration policy, remuneration plans and practices of Ferrari and recommends changes when appropriate. The Committee is solely comprised of non-executive directors from the Board of Directors who are independent pursuant to the Dutch Corporate Governance Code. Through this document, Ferrari aims to provide its stakeholders with a high level of transparency and disclosure in order to strengthen the trust they and the market place in Ferrari, as well as provide them with the information they need to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our shareholders’ approval when necessary.
This Compensation Report consists of two sections:
1.Remuneration strategy: our current remuneration policy (which is available on our corporate website) governs compensation for both executive and non-executive directors. In 2020, Ferrari confirmed these remuneration features through the positive vote expressed by shareholders in the Annual General Meeting held on April 16, 2020 (the “2020 AGM”).
Our current remuneration strategy further strengthens the alignment with shareholders’ interests and long-term sustainability of our business, adopting certain updates to reflect developing best practices in the Dutch Corporate Governance Code.
2.Implementation of remuneration strategy: details how remuneration features have been implemented during the 2021 financial year and actual remuneration received by each executive and non-executive director. In 2021, there was no deviation from the remuneration policy.

1. Remuneration Strategy for the 2021 Financial Year
Remuneration principles
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
In defining the remuneration strategy, the Compensation Committee has taken into account certain principles which characterize Ferrari’s remuneration policy, such as:
1.the identity, mission and values of the Company, to attract, retain and reward skilled women and men who constitute the soul of the Company. Their passion, courage, creativity, ambition and pride constitute the essence of Ferrari and fuel its legend to ever greater heights. Being Ferrari means being part of a unique future-focused team in which people are the most valuable resource. Together with all our employees we have crafted the vision, mission and values that are the very essence of being part of Ferrari and which guide our employees as we tackle our day-to-day challenges;
2.the provision of statutory requirements, with specific focus on the Shareholder Rights Directive (Directive (EU) 2017/828) and the implementation thereof into Dutch law;
3.international competitive remuneration market trends, based on the idea that it is becoming increasingly challenging to attract and retain employees in today’s competitive labor market. For our executive directors and members of the FLT, fixed remuneration, short-term incentive opportunities and long-term incentive opportunities are calculated based on the position and responsibilities assigned to each, taking into account average remuneration levels on the market for positions with similar levels of responsibility and managerial complexity in large international companies, in order to maintain high levels of competitiveness and engagement;
4.corporate governance and executive remuneration best practices as expressed by institutional investor guidelines, developing a remuneration policy compliant with the Dutch Corporate Governance Code and the interest of Ferrari’s shareholders. We analyze any gaps in each of our remuneration components in order to provide a high level of alignment with the main guidelines of our stakeholders;
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
6.the views of the Board of Directors, members of the FLT, other senior leaders and all employees, in order to make the health and safety of the Company’s employees essential to the successful conduct and future growth of the Company. In this respect and in line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the remuneration for the Board of Directors; and
7.the centrality for Ferrari of value creation and the interest of our shareholders, the importance of which is recognized through the use of Total Shareholder Return (TSR) as a performance metric in the Company’s long-term incentive plans. The Compensation Committee considers that the use of relative TSR remains one of the most appropriate measures of long-term performance for Ferrari. The structure of our PSU awards demonstrates the centrality of this factor and helps to promote a strong correlation between pay and performance for our Executives.
The main principles of Ferrari’s remuneration policy are outlined in the chart below:
Overview of remuneration elements
As anticipated above, Ferrari’s current remuneration policy was approved by shareholders at the 2020 AGM and will be resubmitted to a vote by the Company’s General Meeting at least every four years. The structure of the remuneration applicable to our executive directors, non-executive directors and other key management under Ferrari’s remuneration policy has not changed in 2021 and consists of the following elements:

(i)fixed remuneration linked to the third pillar of Ferrari’s remuneration policy (Competitiveness) with the objective of attracting, retaining and motivating our qualified executives and effective leaders. For this reason, we periodically benchmark comparable salaries paid to executives with similar experience by comparable companies;
(ii)short-term incentives linked to the first and second pillars of Ferrari’s remuneration policy (Alignment with Ferrari’s Strategy and Pay for Performance) and tied to specific financial targets which are set at challenging levels; short-term incentives are also linked to the contribution of the individual member (Individual Performance Factor) in order to motivate its beneficiaries to achieve challenging targets. In particular, Ferrari’s 2021 achievements, success and developments were driven by organization-wide alignment with the Company’s strategy and values, through incentives that reward the achievement of those goals;
(iii)long-term incentives linked to the first and fourth pillars of Ferrari’s remuneration policy (Alignment with Ferrari’s Strategy and Long-Term Shareholder Value Creation) with the aim to align the behavior of executives critical to the business with shareholders’ interests, motivate executives to achieve long-term strategic objectives, and enhance retention of key resources;
(iv)non-monetary benefits which are related to the overall remuneration and linked to the third pillar of Ferrari’s remuneration policy (Competitiveness).

Ferrari’s remuneration policy provides that a substantial portion of the compensation of our executive directors and members of the FLT should be “at-risk”, meaning that each will receive a certain percentage of his or her total compensation only to the extent Ferrari and the executive accomplish short and long-term goals established by the Compensation Committee.

Stakeholder engagement
The Compensation Committee regularly reviews the directors’ remuneration policy against the best corporate governance practices adopted by institutional shareholders and the recommendations of the main proxy advisors, considering also the view of the stakeholders on the remuneration policy and main features of the compensation report.
In this respect, the Annual General Meeting of shareholders held on April 15, 2021 approved the remuneration report for the year 2020 (the “Ferrari Remuneration Report 2020”) and the voting results are reflected in the following table:

Resolution	Votes For	%	Votes Against	%	Votes Total	Abstain
2.c - Remuneration Report 2020 (discussion and advisory vote)	180,789,386	86.96943	27,087,542	13.03057	207,876,928	158,295
Considering the previous vote of the Annual General Meeting of shareholders and to further understand shareholders’ feedback to the Ferrari Remuneration Report 2020, we engaged with our stakeholders prior to drafting the Compensation Report for the year 2021. We believe that those conversations have been very constructive and have led to improvements in our Compensation Report. In particular, our reporting on both short term and long-term incentive plans was identified as an area for improvement for the below reasons:

•some stakeholders issued negative voting advice on the Ferrari Remuneration Report 2020 due to (i) the accelerated vesting of PSU awards pursuant to the Equity Incentive Plan 2019-2021 of the former CEO, Louis Camilleri, upon his resignation; (ii) the vesting below median of the Equity Incentive Plan with reference to the TSR metric; and (iii) the argued lack of link between one-third of the awards granted under the Equity Incentive Plan (33% of RSUs) to any performance targets;
•some stakeholders also issued negative voting advice on the Ferrari Remuneration Report 2020 due to the lack of short-term incentive plans for executive directors, based on an annual performance assessment of collective and individual indicators.

Since we constantly work on the improvement of our remuneration strategies, we have taken into account the previous vote of the general meeting in the process of reviewing of our variable incentive schemes which will become effective in 2022, as further described below in this Compensation Report. More specifically, (i) we included short-term incentives in the Chairman’s and the CEO’s compensation packages for 2022, in order to better align executive directors’ actions to Ferrari’s strategy and performance and in line with best market practices, and (ii) we are re-designing our long-

term incentive structure by further improving some elements and with a specific view on sustainability-linked performance indicators.

Through this Compensation Report we continue to pursue our objective to provide our stakeholders each year with clear and comprehensive disclosure of the decisions relating to the remuneration of our executive and non-executive directors and members of the FLT.

We trust that stakeholders will consider these changes positively and appreciate the spirit of transparency and continuous improvement which drives them.

The Compensation Report for the financial year 2021 is subject to a consultative vote at the Annual General Meeting of Shareholders scheduled for April 2022.

Remuneration structure for 2021 and main 2022 changes at a glance

Ferrari faced a change in Executive Director leadership during the year 2021. Our Executive Chairman, John Elkann, had the role of Acting CEO until September 2021, when Benedetto Vigna joined Ferrari as its new CEO1.

The purpose and features of the different elements of our remuneration structure for 2021 and main changes for 2022 are outlined in the table below:

Component	Purpose	Terms and Conditions	Amounts	Outlook 2022
Remuneration Structure
•Attract, retain and motivate highly qualified executives to achieve challenging results
•Competitively position our compensation package compared to the compensation of comparable companies, mainly represented by the reference panel (“Reference Panel”) and companies that compete for similar talent
•Reinforce our performance driven culture and meritocracy
Ferrari’s remuneration structure is organized as follows: •Fixed remuneration •Short-term incentives •Long-term incentives •Non-monetary benefits
•Offer a highly competitive compensation package compared to the reference market

•Reference Market: Roles with the same managerial complexity and responsibilities within comparable companies, comprised of those represented by the Reference Panel.
•The remuneration structure remains unchanged for 2022
1 Benedetto Vigna was appointed by the Board of Directors on September 16, 2021 as acting CEO.

Component	Purpose	Terms and Conditions	Amounts	Outlook 2022
Fixed Remuneration	Reward skills, contribution and experience required for the position held
•Executive Chairman and Acting CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the reference market.
•CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Market.
•Non-Executive Directors: Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. It is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.
•FLT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resources, in line with reference market offering for roles of similar responsibility and complexity.

•Executive Chairman and Acting CEO: €250,000 annually; starting from October 1, 2021, the base salary of the Executive Chairman has been increased to €500,000 per year.

•CEO: €1,500,000 annually (the amount is annualized since the current CEO joined Ferrari in September 2021).

•Non-Executive Directors: $75,000 annually.

•FLT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource, in line with reference market offering for roles of similar responsibility and complexity.

•Based on the results of benchmarking conducted on the practices of the companies belonging to the Executive Chairman’s Reference Panel (for further details, see the section “2021 remuneration of executive directors and FLT members” in the paragraph about benchmarking and in line with best market practices, starting from October 1, 2021, the base salary of the Executive Chairman has been increased to €500,000 per year. The same applies to the fixed remuneration of the current CEO increased to €1,500,000, as compared to the remuneration of the former CEO (€700,000).

Component	Purpose	Terms and Conditions	Amounts	Outlook 2022
Short-Term Incentive Plan	•Achieve the annual financial, operational and other targets and additional business priorities •Motivate and guide executives’ activities over the short-term period	2021 Short-term incentives targets: •Based on achievement of annually predetermined performance objectives •Annual financial, operational and other identified objectives
•Executive Chairman: The compensation package for 2021 did not include any short-term incentives.

•CEO: The compensation package for 2021 did not include any short-term incentives since he joined Ferrari in September 2021.

•FLT Members: Variable incentive percentage of fixed remuneration based on the position held with an average target pay-opportunity equal to 100% of base salary and an average maximum pay-opportunity equal to 225% of base salary.

•In order to further align Executive Chairman and CEO’s compensation to the best market practices (for further details, see the section “2021 remuneration of executive directors and FLT members” in the paragraph about benchmarking), the compensation package for 2022, for both Executive Chairman and CEO will include a short-term incentive plan with a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.

Component	Purpose	Terms and Conditions	Amounts	Outlook 2022
Long-Term Incentive Plan	•Align the behavior of executives critical to the business with shareholders’ interests •Motivate executives to achieve long-term strategic objectives •Enhance retention of key resources
• Equity awards to promote creation of value for the shareholders
•PSUs and RSUs: vesting in instalments
•PSUs: 50% linked to TSR compared to Peer Group, 30% linked to EBITDA; 20% linked to a qualitative factor related to the sustainability and innovation of business.
•The new LTI Plan 2022-2024 will introduce relevant changes as to the amount of PSUs and RSUs to be awarded to the executive directors (which will be awarded only with PSUs) and as to the metrics to which PSUs are linked.

•Executive Chairman: With reference to Long-Term Incentive Plans currently in place (LTI Plan 2020-2022 and LTI Plan 2021-2023), the target pay-opportunity is 300% and maximum pay-opportunity is 400% of base salary, in accordance with the long-term shareholder value creation and pay for performance principles of Ferrari’s remuneration policy.
•CEO: Our CEO will be eligible as beneficiary of Long-Term Incentive Plan starting from LTI Plan 2022-2024.

•FLT Members: variable incentive percentage of fixed remuneration based on the position held with an average target opportunity equal to 125% and average maximum pay opportunity equal to 156% of base salary.
•The new LTI Plan 2022-2024 for the Executive Chairman and the CEO will provide for a pay-opportunity equal to 200% and a maximum pay-opportunity equal to 274% of base salary.
Non-monetary Benefits	•Retain executives through a total reward approach •Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary welfare, retirement-related and fringe benefits such as company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling	•No changes

Component	Purpose	Terms and Conditions	Amounts	Outlook 2022
Share Ownership Guidelines	•Ensures alignment with shareholders’ interests	Executive Directors, other FLT members, other senior leaders and key employees are expected to build up share ownership over a period of 5 years	•Executive Chairman and CEO: 6 times net base salary •FLT Members: 3 times net base salary	•No changes

Executive directors’ pay-mix

    In light of the foregoing considerations, our Executive Chairman’s and CEO’s compensation packages are structured as follows:
2021
    As shown in the charts above, our compensation structure places an appropriate amount of compensation opportunities for our Executive Chairman and CEO at risk, based on financial and non-financial performance measures and relative TSR. A significant portion of the compensation opportunities is delivered in equity, the vesting and value of which are intended to align the executive’s interests with shareholder returns. The Chairman and Acting CEO compensation package for 2021 did not include any short-term incentives, which have been included in the Chairman’s and CEO’s compensation packages for 2022 (as shown in the charts below), in order to better align executive directors’ action to Ferrari’s performance and strategy and in line with best market practices (see the section “2021 remuneration of executive directors and FLT members” in the paragraph about benchmarking):

2022

Our remuneration policy is aligned with Dutch law and the Dutch Corporate Governance Code. In particular, the Dutch Corporate Governance Code (the "Code") requires listed companies to disclose certain information about the compensation of their Board and executive directors. Through this remuneration strategy, Ferrari fulfills the requirements of the Code ensuring full transparency with our shareholders.

2021 remuneration of executive directors and FLT members

The Board of Directors determines the compensation for our executive directors following the recommendation of the Compensation Committee and with reference to the remuneration policy. The compensation structure for executive directors and FLT members includes a fixed component and a variable component based on short and long-term performance. As anticipated above, the Chairman’s and Acting CEO’s compensation package for 2021 did not include any short-term incentives, which have been included in the Chairman’s and CEO’s compensation packages for 2022 in order to make their compensation packages more competitive with the relevant market (considering the companies belonging to the Reference Panel described below).
We believe that this compensation structure promotes the interests of Ferrari in the short and the long-term and is designed to encourage the executive directors and FLT members to act in the best interests of Ferrari. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, Ferrari’s financial and operational results and other business objectives, while considering the executive directors’ view concerning the level and structure of their own remuneration. Performance targets are set by the Compensation Committee to be both achievable and stretching, considering Ferrari’s strategic priorities and the automotive landscape. The performance measures that are used for variable components have been chosen to support Ferrari’s strategy, long-term interests and sustainability. We establish target compensation levels using a market-based approach and we monitor compensation levels and trends in the market. We also periodically benchmark our executive compensation program against peer companies.
In particular, Ferrari identified for the role of CEO an ad hoc Reference Panel composed of 15 companies. Ferrari benchmarked its CEO’s total remuneration with those of listed companies deemed comparable with Ferrari in light of some or all of the following criteria: a) representing excellence and luxury in their respective sectors; b) operating in the same business as Ferrari; c) acting in similar sectors ; d) presenting overall a similar Market Cap, Revenues and number of Employees with Ferrari. The companies in the Reference Panel used by Ferrari for the CEO’s compensation benchmarking are listed below:

Chief Executive Officer Reference Panel
Aston Martin Lagonda	Brembo
Bayerische Motoren Worke	Burberry
Compagnie Financiere Richemont	Mercedes-Benz Group
Harley-Davidson	Hermes International
Kering	LVMH
Moncler	Pirelli
Renault	The Estée Lauder Companies
Volkswagen
The Executive Chairman’s Reference Panel comprises the companies of the CEO’s Reference Panel which have a Chairman with powers and delegations comparable to Ferrari (5 Companies out of 15 of those inserted in CEO’s Reference Panel), along with two additional companies (added in order to benchmark a statistically significant number of peers and determined based on companies that have a chairman with powers and authority comparable to the powers and authority of the Executive Chairman). The companies forming part of the Reference Panel for the Executive Chairman target compensation benchmarking are listed below:

Executive Chairman Reference Panel
Aston Martin Lagoonda	Brembo
Compagnie Financiere Richemont	Ford Motors
Hermes International	Salvatore Ferragamo
The Estèe Lauder Companies
The Executive Chairman’s and the CEO’s Reference Panels remained unchanged in 2021. The level and structure of the Executive Chairman’s and CEO’s compensation packages for 2022 have been determined taking into account the results of benchmarking conducted on the practices of the companies belonging to the abovementioned Reference Panels.
In particular, the current Executive Chairman’s and Acting CEO’s compensation packages (i) have been adjusted in order to result in line with the best market practice, in terms of level of compensation and structure, and with the Ferrari’s remuneration policy as approved by shareholders at the 2020 AGM; and (ii) are competitive with the companies belonging to the identified Reference Panel. More in detail, the CEO’s base salary is aligned to the median of the abovementioned Reference Panel (in 2020, it was below the 25th percentile) while the Executive Chairman’s base salary is slightly below the 25th percentile of the relevant Reference Panel (in the 2020 was far below the 25th percentile); the total target compensation for both of them is aligned to the median of the Reference Panel (in the 2020 were both below the 25th percentile). The same applies for the pay mix (considered as ratio between base salary, LTI and STI components) which is aligned to the best market practice.
On the basis of the remuneration policy objectives, compensation of executive directors and FLT members consists, inter alia, of the elements discussed below.

Fixed component
The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors and FLT members is to attract and retain highly qualified senior executives. Our policy is to periodically benchmark comparable salaries paid to executives with similar experience by comparable companies.
Variable components
Executive directors and FLT members are also eligible to receive variable compensation subject to the achievement of pre-established financial and other identified performance targets. The short and long-term components of executive directors’ and FLT members’ variable remuneration are linked to predetermined, assessable targets in order to create long-term value for the shareholders.
Our variable compensation programs are designed to recruit, motivate and reward executive directors and members of the FLT delivering operational and strategic performance over time. The provisions and financial objectives of our variable compensation programs are evaluated on an annual basis and modified in accordance with industry and business conditions.
Short-term incentives (STI)
The primary objective of our performance-based short-term variable cash-based incentives is to incentivize the members of the FLT to focus on the business priorities for the current or next year. The short-term incentive plan is designed to motivate its beneficiaries to achieve challenging targets, by recognizing individual contributions to the Group’s results on an annual basis. The Compensation Committee believes that it is appropriate to use a balance of corporate financial targets, strategic objectives and individual performance objectives.
The methodology for Short Term Incentive Calculation is the following:
The target level for both the Company Performance Factor and the Individual Performance Factor is 100%, reaching a possible maximum level which is equal to the 150% of target set level, resulting in a maximum pay-opportunity equal to 225% of base salary.
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

    In 2021, the Compensation Committee defined the Company Performance Factor by reference to four metrics:
•Net Revenues (20%)
•Consolidated Adjusted EBIT (20%)
•Consolidated Adjusted EBITDA Margin (20%)
•Industrial Free Cash Flow (40%)
The Compensation Committee established challenging goals for each metric, each of which pays out independently. There is no minimum bonus payout; as a result, if none of the threshold objectives are satisfied, there is no bonus payment.
In addition, upon proposal of the Compensation Committee, the non-executive directors have authority to grant special bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on Ferrari’s results, taking into account standards of reasonableness and fairness. The form of any such bonus (cash, common shares of Ferrari or options to purchase common shares) is determined by the non-executive directors from time to time.
In particular, during 2021, a special bonus was awarded to Benedetto Vigna (subject to approval by shareholders at the 2022 Annual General Meeting) for having joined Ferrari (the “Welcome Bonus”). The attraction and the appointment of the new CEO - considering his deep understanding of the technologies driving the change in the Company’s industry, and his proven innovation, business-building and leadership skills – was considered a transaction of strategic importance and effect for Ferrari’s results.
Pursuant to the Welcome Bonus, the CEO has been granted (i) an extraordinary cash lump sum of €1,000,000 and (ii) 16,256 Ferrari common shares, in each case subject to approval by shareholders at the 2022 Annual General Meeting. Subject to approval by shareholders at the 2022 Annual General Meeting, the shares have been granted by Ferrari without the obligation to hold the shares for a least five years, because the attraction and the appointment of the new CEO – considering his deep understanding of the technologies driving the change in the Company’s industry, and his proven innovation, business-building and leadership skills – was considered a transaction of strategic importance and effect for Ferrari’s results.
With the exception of the Welcome Bonus, no special bonuses were awarded to the executive directors or members of the FLT for 2021.
As described above, our executive directors (Executive Chairman and CEO) were not included in the Short-Term Incentive Plan in 2021, but they will be included in the Short-Term Incentive Plan for 2022, in order to better align executive directors’ action to Ferrari’s strategy and performance and in line with best market practice.
Long-term incentives (LTI)
    We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the executive directors and members of the FLT to increasing shareholder value.
During 2021, Ferrari had three long-term equity incentive plans in place, consistent with the Company’s business plan presented at the Capital Markets Day in September 2018 and awarding to their beneficiaries a combination of performance share units (“PSUs”) and restricted share units (“RSUs”), each representing the right to receive one Ferrari common share:
(i)Equity Incentive Plan 2019-2021, approved on February 26, 2019 by the Board of Directors, covering a performance period from 2019 to 2021, having the Executive Chairman and the former CEO of the Company, as well as members of the FLT and other key employees of the Group, as beneficiaries; this plan ended on December 31, 2021;
(ii)Equity Incentive Plan 2020-2022, approved on February 17, 2020 by the Board of Directors, covering a performance period from 2020 to 2022, having the Executive Chairman, as well as members of the FLT and other key employees of the Group as beneficiaries. The former CEO was not eligible for the Equity Incentive Plan 2020-2022;
(iii)Equity Incentive Plan 2021-2023, approved on February 26, 2021 by the Board of Directors, covering a performance period from 2021 to 2023, having the Executive Chairman and Interim CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries.

The PSU awards are earned based on the level of achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a defined peer group (“Peer Group”)), ii) an EBITDA target, and iii) an innovation target. Each target is measured independently of the other targets and relates to separate portions of the aggregate awards. The RSU awards are service-based and vest conditional on the executive directors’ continued employment with the Company at the time of vesting.
Details of the equity long-term incentives granted to the Executive Chairman and Interim CEO are summarized below:

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman and Interim CEO	Equity Incentive Plan 2019-2021 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2019-2021 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman and Interim CEO	Equity Incentive Plan 2020-2022 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2020-2022 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman and Interim CEO	Equity Incentive Plan 2021-2023 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2021-2023 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment
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
The TSR Peer Group was updated during the course of 2019 in order to consider more strategically relevant comparable companies for Ferrari and remained the same in 2020 and 2021.
In relation to the vesting of the PSUs awarded to the Executive Chairman, the vesting of all units under each plan occurs after the end of the relevant performance period (i.e., December 31, 2021, December 31, 2022 and December 31, 2023), to the extent that the conditions for vesting are satisfied.
The performance period for the Equity Incentive Plan 2019-2021 PSUs commenced on January 1, 2019 and terminated on December 31, 2021. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann in 2019 is € 111.64 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman in 2019
Grant date share price	€122.90
Expected volatility	26.5%
Dividend yield	0.9%
Risk-free rate	0%
The performance period for the Equity Incentive Plan 2020-2022 PSUs commenced on January 1, 2020. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann in 2020 is €136.06 per share.
The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman in 2020
Grant date share price	€142.95
Expected volatility	26.6%
Dividend yield	0.8%
Risk-free rate	0%
The performance period for the Equity Incentive Plan 2021-2023 PSUs commenced on January 1, 2021. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann in 2021 is €130.42 per share.

Key Assumptions	PSU Awards Granted to the Executive Director in 2021
Grant date share price	€175.80
Expected volatility	27.0%
Dividend yield	0.75%
Risk-free rate	0%
The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
The RSUs granted to Mr. Elkann under the Equity Incentive Plan 2019-2021 vested at the end of the three-years cliff vesting period in 2022, while the RSUs granted under the Equity Incentive Plan 2020-2022 and the Equity Incentive Plan 2021-2023 will vest in 2023 and 2024 at the end of the three-years cliff vesting period, subject to continued employment with the Company.
The fair value of the RSUs that were granted to Mr. Elkann in 2019 is 119.54 per share, the fair value of the RSUs that were granted to Mr. Elkann in 2020 is €139.39 per share and the fair value of the RSUs that were granted to the Chairman and Interim CEO in 2021 is €171.86 per share.
Equity Incentive Plan 2022-2024 design main features
The design of the new Equity Incentive Plan 2022-2024, which Ferrari will implement in 2022, subject to the approval of the next Annual General Meeting, provides for significant changes compared to the former Long-Term Equity Incentive Plans. The main changes, which will be better illustrated in the Agenda and Explanatory Notes of the Annual General Meeting to be held in April 2022, include:

–Combination of PSUs and RSUs: different weight of their distribution in relation to the responsibilities and the level of contribution to the results of each cluster of beneficiaries. Executive Directors will be entitled only to PSUs in order to strengthen the alignment of their long-term interests with those of shareholders;
–Financial criteria related to the vesting of PSUs: TSR Peer Group will be updated in order to consider more comparable companies to Ferrari and the pay-out scale will be amended accordingly, requiring performance at the benchmark median before rewarding beneficiaries;
–Non-financial criteria: the Innovation Performance Factor will be replaced by two ESG-related criteria.

Other benefits
    Executive directors may also be entitled to customary fringe benefits such as personal use of aircraft, company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.
Severance
    The terms of service of the CEO provide that termination of the contract by either party is subject to six months’ notice period. However, if the Company terminates his services for reasons other than for just cause (as defined) or if he terminates his services due to the reduction or limitations of his managing powers or following his dismissal in case of change of control, the Company shall pay the CEO an amount equal to 18 monthly installments of his base monthly salary, including any amount due for the six months’ notice period (which means that the severance amount does not exceed 12 months’ salary, in line with the Code), plus the accrued pro rata of the Company's contribution to the pension fund as well as STI and LTI variable compensation accrued at the date of termination of employment. If an actual severance payment will be made at the termination of employment and such severance payment would exceed 12 months’ base salary, then a disclosure will be made in line with the Code.
If within twenty-four months following a change of control (as defined), the Chairman’s services are terminated by the Company (other than for cause), or are terminated by the Chairman for good reason, the Chairman is entitled to receive the accelerated vesting of awards under his long-term incentive plan.

Internal pay ratios
In line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. In addition, also in line with new guidance on methodology, the Company has applied a different methodology when compared to previous years. For the financial year 2021 the internal pay ratio (the ratio between (i) the total annual remuneration of the CEO and (ii) the average annual remuneration of the employees of the company and the group companies of which the company consolidates the financial data) is as follows: using the CEO’s total annual remuneration2 provided for 2021 (€4,486,151), the resulting CEO pay ratio versus the average employee annual remuneration3 was 48.4 (in 2020: 87.4). The value of the CEO pay ratio as compared with the pay ratios disclosed in the previous years is not representative due to the change of the calculation methodology, as explained above. For this reason and in order to provide a comparison, the table below reports the pay ratios of the previous years calculated following the current calculation methodology.

	2021	2020	2019
CEO Total Remuneration Costs (A)	4,486,151	6,835,721	8,631,030
Average Employee (FTE) Total Remuneration Costs (B)	92,656	78,193	83,780
PAY RATIO (A/B)	48.4	87.4	103.0
The decrease in the pay ratio in 2021 when compared to 2020 can be explained, inter alia, by the fact that for 2020 and 2019 the pay ratio is calculated considering the remuneration of the former CEO, Louis Camilleri, whose compensation package was different from that of the current CEO and included a large portion of LTI variable compensation.

For 2021 the pay ratio is calculated considering the remuneration of the current CEO, Benedetto Vigna payable for the period from September 16, 2021 which includes a one-off Welcome Bonus. There is no significant difference between the pay ratio so calculated and the pay ratio calculated based on the target remuneration elements pro rated on a full year basis. In addition, the compensation payable to Mr. Elkann as interim CEO during 2021 is not included in the calculation of the pay ratio, because such compensation has been forfeited by Mr. Elkann (see “—Implementation of Remuneration Strategy in 2021—Directors’ Compensation” below).

Recoupment of incentive compensation (claw back policy)
    The Equity Incentive Plans (the Equity Incentive Plan 2019-2021, the Equity Incentive Plan 2020-2022 and the Equity Incentive Plan 2021-2023) include a claw back clause, which allows the Company to claim the refund of part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).
    In particular, if a Recovery Event occurs within two years after the payment of cash or delivery of any shares in respect of the PSUs or RSUs, a participant will be required to repay the net amount received, as determined by the Board of Directors in its discretion.
Stock ownership
    In 2019 the Board of Directors determined stock ownership guidelines applicable to Ferrari’s directors and certain employees, recognizing the critical role that stock ownership has in aligning the interests, in particular, of Ferrari’s Executive Chairman, CEO, FLT members and senior leaders and key employees with those of the shareholders. As of the end of the 2021 financial year, covered employees should own Ferrari common shares in the following minimum amounts (as a multiple of net base salary):
2 The total annual remuneration of the CEO includes all remuneration components (such as fixed remuneration, variable remuneration in cash (bonus), the share-based portion of the remuneration (value of the share-based payment is determined at the time of allocation in line with the applicable regulations under IFRS), social premiums, pension, expense allowance, et cetera), as included in the (consolidated) financial statements on an IFRS basis.
3 The average annual remuneration of the employees is determined by dividing the total wage costs in the financial year (as included in the (consolidated) financial statements on an IFRS basis) by the average number of FTEs during the financial year. Hiring of external employees is taken into account on a pro rata basis, insofar as these are hired for at least three months during the financial year.

Incumbent	Share Ownership Guideline
Executive Chairman and Chief Executive Officer	6 times net base salary
Other FLT members	3 times net base salary
Other senior leaders	1.5 times net base salary
Other key employees	1 times net base salary
    The above listed covered employees are required to achieve the applicable ownership threshold within five years, through acquisitions of Ferrari common shares as a result of the vesting of PSUs or RSUs until the required ownership level has been met, excluding any shares sold to pay taxes in connection with the granting of those shares. In addition to the stock ownership guidelines, the Executive Chairman and the CEO are each required to retain one hundred percent (100%) of the number of shares of common stock issued, on a net, after-tax basis, upon vesting and settlement of any equity awards granted to such individual until the fifth anniversary of the grant date of such award other than in the event of death, termination of service due to total disability, approved leave of absence or retirement.
Scenario analysis
    On an annual basis, the non-executive directors, upon proposal of the Compensation Committee, examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our executive directors (scenario analysis). To date, the non-executive directors believe the remuneration policy has proven effective in terms of establishing a correlation between Ferrari’s strategic goals and the chosen performance criteria, as the main key performance criteria of our executive directors’ long-term incentive plan (i.e. the TSR, EBITDA and Innovation Performance Factor), which represents a significant part of the Chairman’s and the CEO’s compensation package, supports both Ferrari’s business strategy and value creation for our shareholders. As specified above, in 2022 the non-financial criteria will be updated, replacing the Innovation Performance Factor with two ESG-related factors.
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
    The following table and chart describe compensation levels that the Executive Chairman and the CEO could receive in 2022 (2021 has not been considered since less representative) under the compensation packages to be implemented and different scenarios in a calendar year, assuming a constant share price (i.e. no appreciation):

Element of remuneration	Details of assumption
Fixed remuneration	This comprises base salary with effect from January 1, 2022. The Executive Chairman salary is €500,000 (starting from October 1, 2021) and the CEO annualized salary is €1,500,000.
Short-term Incentive Plan	Subject to approval by the next Annual General Meeting, the compensation packages for 2022 for the Chairman and the CEO will include a short-term incentive plan with a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.
Long-term Incentive Plan
The new LTI Plan 2022-2024 will introduce significant changes as to the amount of PSUs and RSUs to be awarded to the executive directors (which will be awarded only with PSUs) and as to the metrics to which PSUs are linked.
Executive Chairman and CEO:
–in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs;
–in case of achievement of the targets for each of the performance criteria, the scenario assumes an award equal to target pay opportunity (200% of base salary);
–in case of achievement of the maximum level of each performance criteria the scenario assumes the award equal to maximum pay opportunity (274% of base salary).

N.B. Details about the Chairman and the CEO’s actual 2021 remuneration are included in section 2. Implementation of remuneration policy in 2021

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
The current annual remuneration for the non-executive directors (which was approved at the AGM, held on April 15, 2020) is shown in the table below:

Non-Executive Director Compensation	U.S. $
Annual cash retainer	$75,000
Additional retainer for Audit Committee member	$10,000
Additional retainer for Audit Committee Chairman	$20,000
Additional retainer for Compensation Committee member	$5,000
Additional retainer for Compensation Committee Chairman	$15,000
Additional retainer for ESG Committee member	$5,000
Additional retainer for ESG Committee Chairman	$15,000
Additional retainer for the senior non-executive Director	$25,000
    All remuneration of the non-executive directors is paid in cash.

Remuneration of other employees
Ferrari aims to provide a market-competitive and fair remuneration package for its workforce, in line with the remuneration policy and in order to better pursue the Company’s strategy and purpose and contribute to long-term value creation.

Furthermore, Ferrari operates a merit-based remuneration policy, not discriminating on the basis of gender, age, nationality, social status or cultural background. In 2020, Ferrari S.p.A. started an in-depth analysis on equal remuneration, which led, in July 2020, to the award of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company which has been maintained also in 2021. This award is a testament to the Company’s commitment to creating an inclusive and diverse working environment while fostering career development for all. Ferrari was the first Italian Company to receive this award The certification process included a detailed statistical analysis of compensation levels, which revealed that Ferrari is one of Europe’s companies successfully eliminating the gender pay gap. Ferrari sees this certification not as an end point but as a further stage of growth and an opportunity to implement tangible actions to ensure that everyone can pursue his own professional growth.

The same process was conducted in 2020 also for Ferrari North America Inc. which has been awarded with the Equal Salary Certification as well as Ferrari S.p.A. and maintains it in 2021.

2. Implementation of Remuneration Strategy in 2021
Introduction
    This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2021. The remuneration granted in the year ended December 31, 2021 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.
Directors’ compensation
    The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2021 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)		Pension expense (€)	Total remuneration(4)(5) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann (1)	Chairman and Executive Director	325,405	11,533	(3)	—	(*)	—		—	336,938
Benedetto Vigna (2)	Chief Executive Officer and Executive Director	500,000	3,852	(3)	—		3,982,299	(6)	—	4,486,151
Total	Executive Directors	825,405	15,385		—		3,982,299		—	4,823,089
Piero Ferrari	Vice Chairman and Non-Executive Director	68,825	12,237	(3)	—		—		—	81,062
Sergio Duca	Senior Non-Executive Director	103,238	—		—		—		—	103,238
Delphine Arnault	Non-Executive Director	68,171	—		—		—		—	68,171
Francesca Bellettini	Non-Executive Director	73,127	—		—		—		—	73,127
Roberto Cingolani (5)	Non-Executive Director	8,225	—		—		—		—	8,225
Eddy Cue	Non-Executive Director	73,127	—		—		—		—	73,127
John Galantic	Non-Executive Director	77,429	—		—		—		—	77,429
Maria Patrizia Grieco	Non-Executive Director	73,127	—		—		—		—	73,127
Adam Keswick	Non-Executive Director	64,524	—		—		—		—	64,524
Total	Non-Executive Directors	609,793	12,237		—		—		—	622,030
(1)From 01/01/2021 to 09/15/2021: Chairman, CEO and Executive Director. From 09/16/2021 to 12/31/2021: Chairman, and Executive Director.
(2)Mr. Vigna joined Ferrari as CEO and Executive Director on 09/16/2021.
(3)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(4)Certain amounts have been translated from U.S. Dollars to Euro.
(5)Mr. Roberto Cingolani was Non-Executive Director from 04/16/2020 to 02/13/2021.
(6)As a Welcome Bonus for having joined Ferrari, the CEO has been granted (i) an extraordinary lump sum of €1,000,000 and (ii) 16,256 Ferrari common shares, in each case subject to approval by shareholders at the 2022 Annual General Meeting.
(*) For information regarding equity-based variable compensation see Share- Based Compensation of Executive Directors below.

The Chairman, Mr. John Elkann, asked not to receive any remuneration for the period during which he served as Interim CEO. The Board of Directors acknowledged this and decided to allocate an equivalent sum as a charitable donation to an education fund with the mandate to provide locally quality, fair and inclusive education as well as equal learning opportunities.

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2020 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)	Pension expense (€)	Total remuneration (4) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann (1)	Chairman and Executive Director	65,904	11,886	(3)	—	(*)	—	—	77,790
Louis C. Camilleri (2)	Chief Executive Officer and Executive Director	363,960	11,886	(3)	—	(*)	—	—	375,846
Total	Executive Directors	429,864	23,772		—		—	—	453,636	(5)
Piero Ferrari	Vice Chairman and Non-Executive Director	18,155	11,886	(3)	—		—	—	30,041
Sergio Duca	Senior Non-Executive Director	27,233	—		—		—	—	27,233
Delphine Arnault	Non-Executive Director	17,020	—		—		—	—	17,020
Francesca Bellettini (6)	Non-Executive Director	—	—		—		—	—	—
Giuseppina Capaldo (7)	Non-Executive Director	23,829	—		—		—	—	23,829
Roberto Cingolani (8)	Non-Executive Director	—	—		—		—	—	—
Eddy Cue	Non-Executive Director	19,290	—		—		—	—	19,290
John Galantic (6)	Non-Executive Director	—	—		—		—	—	—
Maria Patrizia Grieco	Non-Executive Director	19,290	—		—		—	—	19,290
Adam Keswick	Non-Executive Director	17,020	—		—		—	—	17,020
Elena Zambon (7)	Non-Executive Director	17,020	—		—		—	—	17,020
Total	Non-Executive Directors	158,857	11,886		—		—	—	170,743	(5)

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

The following table shows a comparison of the total remuneration of directors over the last five years, based on Ferrari directors who served as directors in 2021.

Directors’ Total Remuneration (€)
		2021		2020		2019	2018		2017
John Elkann (*)	Chairman and Executive Director	336,938	(1)	77,790		223,586	92,579	(3)	115,317
Benedetto Vigna (*)	Chief Executive Officer and Executive Director	4,486,151	(6)	—		—	—		—
Louis C. Camilleri (*)	Former Chief Executive Officer and Executive Director	—		375,846	(4)	887,255	270,412	(5)	133,021
Piero Ferrari	Vice Chairman and Non-Executive Director	81,062		30,041		83,472	80,546		111,919
Sergio Duca	Senior Non-Executive Director	103,238		27,233		109,810	94,890	(7)	119,743
Delphine Arnault	Non-Executive Director	68,171		17,020		67,080	63,889		97,614
Francesca Bellettini (8)	Non-Executive Director	73,127		—		—	—		—
Roberto Cingolani (10)	Non-Executive Director	8,225		—		—	—		—
Eddy Cue	Non-Executive Director	73,127		19,290		73,542	68,149		102,039
John Galantic (8)	Non-Executive Director	77,429		—		—	—		—
Maria Patrizia Grieco	Non-Executive Director	73,127		19,290		76,024	72,408		106,465
Adam Keswick	Non-Executive Director	64,524		17,020		67,080	63,889		97,614
Adjusted EBITDA		1,531		1,143		1,269	1,114		1,036
Average Ferrari Share Price		185.25		155.98		131.44	105.49		79.93
Median fixed remuneration of employees (**)		34.071		32,876		31,782	30,600		30,385

(1)From 01/01/2021 to 09/15/2021: Chairman, CEO and Executive Director. From 09/16/2021 to 12/31/2021: Chairman and Executive Director.
(2)From 01/01/2019 to 04/12/2019: Chairman and Non-Executive Director. From 04/12/2019 to 12/31/2019: Chairman and Executive Director.
(3)From 01/01/2018 to 07/21/2018: Vice Chairman and Non-Executive Director. From 07/21/2018 to 12/31/2018: Chairman and Non-Executive Director.
(4)Chief Executive Officer and Executive Director until 12/10/2020.
(5)From 01/01/2018 to 07/21/2018: Senior Non-Executive Director. From 09/07/2018 to 12/31/2018: Chief Executive Officer and Executive Director.
(6)Mr. Vigna joined Ferrari as CEO and Executive Director on 09/16/2021. As a Welcome Bonus for having joined Ferrari, the CEO has been granted (i) an extraordinary lump sum of €1,000,000 and (ii) 16,256 Ferrari common shares, in each case subject to approval by shareholders at the 2022 Annual General Meeting.
(7)From 07/21/2018 to 12/31/2018: Senior Non-Executive Director
(8)Mrs. Francesca Bellettini and Mr. John Galantic were Non-Executive Directors from 04/16/2020.
(9)Mr. Roberto Cingolani was Non-Executive Director from 04/16/2020 to 02/13/2021.
(*) For information regarding equity-based variable compensation see Share- Based Compensation of Executive Directors below.
(**) This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.

As a Welcome Bonus for having joined Ferrari, the CEO has been granted (i) an extraordinary lump sum of €1,000,000 and (ii) 16,256 Ferrari common shares, in each case subject to approval by shareholders at the 2022 Annual General Meeting.

Share-Based Compensation of Executive Directors
    The following table provides an overview of the outstanding Equity Incentive Plans provided to Ferrari Executive Directors in 2021:

Name, position	Main conditions of share award plans				Movements in share awards during 2021
	Plan	Performance period	Grant date	Vesting date	Number of unvested shares at January 1, 2021	Shares awarded	Shares vested	Number of unvested shares at December 31, 2021	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2022	20,703	—	—	20,703	13,802
	Equity Incentive Plan 2020-2022	2020 - 2022	April 2020	March 2023	4,829	—	—	4,829	3,219
	Equity Incentive Plan 2021-2023	2021 - 2023	April 2021	March 2024	—	4,448	—	4,448	2,965
Louis C. Camilleri, Former Chief Executive Officer	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2020 March 2021 March 2022	100,479	—	100,479	—	—
Compensation of the members of the FLT
    The compensation paid to or accrued during the year ended December 31, 2021 by Ferrari and its subsidiaries to the members of the FLT (excluding the CEO) amounted to €18.7 million in aggregate, €14.1 million for salary and other short-term benefits (which is linked to the FY 2021 performance and represents slightly more than the target set levels), €4.2 million for share-based compensation in relation to PSUs and RSUs awarded under the Group’s Equity Incentive Plans (2019-2021; 2020-2022; 2021-2023) and €0.4 million for the Group’s contributions to pension funds. The PSU and RSU awards will vest in March 2022, 2023 and 2024, subject to continued employment and, for the PSU awards, to the achievement of performance conditions related to TSR, EBITDA and Innovation, as described above. Given Ferrari’s third place positioning in the TSR ranking against the Peer Group (corresponding to the vesting of 100 per cent. of the target PSUs awarded) for the vesting of the Equity Incentive Plan 2016-2020, which covers the performance period from 2018 to 2020, ending at December 31, 2020, 37,082 PSUs and 19,812 RSUs had vested for FLT members.

Director and Officer Overlaps
There are overlaps among certain directors and officers of Stellantis (formerly FCA) and our directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. John Elkann our Chairman, is also the Chairman of Stellantis and the Chairman and Chief Executive Officer of Exor. At February 14, 2022, Exor held approximately 24.21 percent of our outstanding common shares and approximately 36.00 percent of the voting power in the Company, while it holds approximately 14.4 percent of the outstanding common shares in Stellantis, based on SEC filings. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Risk Factors - Risks related to our Common Shares - We may have potential conflicts of interest with Stellantis and Exor and its related companies”.

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
The Compensation Committee and a Governance and Sustainability Committee were established by the Board of Directors effective as of January 3, 2016. On December 14, 2021 the Board of Directors changed the name of the Governance and Sustainability Committee into ESG Committee and approved a new committee charter effective as of the same date. The functions that these committees perform and their powers and responsibilities are determined by the Board of Directors from time to time in light of our size and structure and the provisions of the Code.
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
The ESG Committee consists of the following members:

Name	Position
John Elkann	Chairperson
Delphine Arnault	Member
Eddy Cue	Member
Pursuant to the charter of the ESG Committee, the function of the ESG Committee is to assist and advise the Board of Directors and act under authority delegated by the Board of Directors with respect to, inter alia: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors and as appropriate making proposals for a composition profile of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals to the non-executive members of the Board of Directors for the nomination and re-nomination of directors to be elected by the shareholders; (v) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; and (vi) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries. The ESG Committee is comprised of at least three (3) directors, at most one (1) of whom may be an executive director and at least more than half of whom must be independent within the meaning of the Code, elected by the Board of Directors.
The Compensation Committee consists of the following members:

Name	Position
John Galantic	Chairperson
Eddy Cue	Member
Piero Ferrari	Member
Pursuant to the charter of the Compensation Committee, the function of the Compensation Committee is to assist and advise the Board of Directors and act under authority delegated by the Board of Directors with respect to: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; and (iv) compensation reports. The Compensation Committee is comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent within the meaning of the Code, elected by the Board of Directors.

D. Employees
    Human capital is a crucial factor in our success, building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, including our appraisal system to assess our middle-managers and white collar employees through performance management metrics; our talent management and succession planning, in addition to assessment plans for blue collars; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop” and “Pole Position” programs; and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Benessere, which includes, among other programs, Formula Benessere Donna and Formula Benessere Junior (offering medical assistance to employees and their families) and Formula Estate Junior (offering Summer Campus to the children of employees).
    At December 31, 2021, we had a total of 4,609 employees, including 143 managers and senior managers. Of these, 4,337 were based at our Maranello facility, and 272 in offices around the world (including 25 managers and senior managers), mostly in North America and China.

	At December 31,
	2021	2020	2019
White-collar employees and middle-managers	2,276	2,186	1,983
Italy	2,039	1,961	1,772
Rest of the world	237	225	211
Workers	2,190	2,233	2,179
Italy	2,180	2,224	2,170
Rest of the world	10	9	9
Managers and senior managers	143	137	123
Total	4,609	4,556	4,285
Approximately 12 percent of the employees were trade union members in 2021. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).
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

E. Share Ownership
    The number of shares directly and indirectly owned by members of the Board of Directors on February 14, 2022 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.30%	18,892,160	29.82%
John Elkann	15,375	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
Adam Keswick	2,643	(*)	—	—

(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 14, 2022.
    No members of the FLT beneficially own 1 percent or more of the Company’s common shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
Exor is our largest shareholder through its approximately 24.21 percent shareholding interest in our outstanding common shares (as of February 14, 2022). See “Item 4.A. History and Development of the Company”. As a result of the loyalty voting mechanism, Exor’s voting power is approximately 36.00 percent (as of February 14, 2022). In addition, as of February 14, 2022, Mr. Piero Ferrari holds approximately 10.30 percent of our outstanding common shares and, as a result of the loyalty voting mechanism, his voting power is approximately 15.31 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.
Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, summarized below under “—Shareholders’ Agreement”.
Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of that merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds 84.37 percent of its share capital, based on regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 16, 2022, were John Elkann, Jeroen Preller, Florence Hinnen, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia and Benedetto Della Chiesa.
    Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 14, 2022:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	24.21%
Piero Ferrari (2)	18,894,295	10.30%
BlackRock, Inc. (3)	10,708,393	5.84%
T. Rowe Price Associates, Inc (4)	7,423,138	4.04%
Other public shareholders	102,037,188	55.61%
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
(2)Each of Exor and Piero Ferrari participate in the loyalty voting program of Ferrari. As of February 14, 2022, Exor owned 44,435,280 special voting shares and Mr. Ferrari owned 18,892,160 special voting shares. Therefore, as discussed above in this section, their voting power in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3)Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 3, 2022, File No. 005-89223), BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 9,871,147 common shares.
(4)Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 14, 2018, File No. 005-89223), T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940. Based on subsequent filings with the SEC, out of the common shares beneficially owned as set forth in the table, T. Rowe Price associates, Inc. has sole voting power over 4,112,710 common shares.
Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 14, 2022, approximately 63.8 million Ferrari common shares, or 32.9 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,924 record holders had registered addresses in the United States.
Shareholders’ Agreement

On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective at the completion of the Separation on January 3, 2016 (the “Shareholders’ Agreement”) and prior to the admission to listing and trading of the common shares of Ferrari on the MTA, now renamed Euronext Milan. Ferrari is not a party to the Shareholders’ Agreement and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders’ Agreement based on regulatory filings made by Exor and Piero Ferrari.
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

B. Related Party Transactions
Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the Stellantis (formerly FCA) Group and other companies controlled by Exor (including CNH Industrial N.V. and its subsidiaries (“CNH Industrial Group”) and Iveco Group N.V. and its subsidiaries (“Iveco Group”, which results from the recent demerger from CNH Industrial Group)), and our unconsolidated subsidiaries, associates and joint ventures. In addition, members of our Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies
•the sale of engines to Maserati S.p.A. (“Maserati”) which is controlled by the Stellantis Group;
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by Stellantis Group;
•a technical cooperation between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including human resources, payroll, tax, procurement of insurance coverage and sponsorship revenues.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
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
Dividend Policy
Subject to the approval by the Shareholders at the 2022 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 1.362 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 250 million.
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
Item 9. The Offer and Listing
A. Offer and Listing Details
    In the United States, our common shares are listed and traded on the NYSE (trading symbol “RACE”). Our common shares are also listed and traded on the Euronext Milan (trading symbol “RACE”).

B. Plan of Distribution
    Not applicable.

C. Markets
    See “—Offer and Listing Details” above.

D. Selling Shareholders
    Not applicable.

E. Dilution
    Not applicable.

F. Expenses of the Issue
    Not applicable.

Item 10. Additional Information

A. Share Capital
    Not applicable.

B. Memorandum and Articles of Association
    A copy of the articles of association of our predecessor company has been filed as Exhibit 3.1 to Ferrari N.V.’s Registration Statement on Form F-1 filed on July 23, 2015.
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
On February 9, 2018, Ferrari launched a share repurchase program for the repurchase of up to Euro 100 million in common shares, which was completed on November 27, 2018. On December 28, 2018, Ferrari launched the first tranche of a multi-year Euro 1.5 billion total share repurchase program expected to be executed by 2022 for the repurchase of up to Euro 150 million in common shares, which was completed on June 26, 2019. On July 1, 2019, Ferrari announced the launch of a second tranche of the above mentioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Such second tranche started on July 2, 2019 and was completed on November 12, 2019. On November 14, 2019, Ferrari announced the launch of a third tranche of the above mentioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Such third tranche commenced on November 15, 2019 and was terminated on March 30, 2020. As of the same date, Ferrari also announced its decision to temporarily suspend its multi-year share repurchase program until further announcement. On March 11, 2021, Ferrari announced its intention to restart its multi-year share repurchase program and launched a fourth tranche of up to Euro 150 million. Such fourth tranche of repurchases was completed on September 30, 2021. On October 4, 2021, Ferrari launched a fifth tranche of the repurchase program of up to Euro 150 million, which is expected to be completed no later than March 31, 2022.
As of December 31, 2021, Ferrari’s common shares held in treasury amounted to 10,080,103. As of the same date, the Company held in treasury 3.92 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the above-mentioned share repurchase program, refer to “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.
On February 26, 2019 the Board of Directors approved the issuance of 6,855,396 special voting shares with a nominal value of one Euro cent (€0.01) per share to be assigned to existing shareholders entitled to receive such special voting shares under the terms of the loyalty voting program.
A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enabled Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016 up to and including January 1, 2021. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization was renewed for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolution of the Annual General Meeting held on April 15, 2021, the authorization has been further renewed for the period starting from April 15, 2021 up to and including October 14, 2022.
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
Beneficial interests in Ferrari common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in Ferrari’s register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the Ferrari common shares traded on the Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
Pursuant to the resolution of the 2019 Annual General Meeting of Shareholders on August 29, 2019, the Company cancelled all 3,902 special voting shares it previously held in treasury.
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
As of February 14, 2022, Exor held approximately 36.00 percent of the voting power in the Company, Piero Ferrari held approximately 15.31 percent of the voting power in Ferrari and public shareholders held approximately 48.69 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Item 4.A. History and Development of the Company”.
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
The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization was renewed for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolution of the Annual General Meeting held on April 15, 2021, the authorization has been further renewed for the period starting from April 15, 2021 up to and including October 14, 2022.
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
The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. Pursuant to the resolutions of the Annual General Meeting held on April 16, 2020, the Board of Directors was authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolutions of the Annual General Meeting held on April 15, 2021, the Board of Directors has been further authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 15, 2021 up to and including October 14, 2022.
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
Convocation Notice and Agenda
General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 15 days before the meeting or 42 days if shares of Ferrari or depositary receipts issued with cooperation of Ferrari have been admitted to trading on the Euronext Milan or another regulated market as referred to in Article 1:1 of the Dutch Financial Supervision Act. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the General Meeting must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Board of Directors at least 60 days before the day of the meeting.
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
Disclosure of Holdings under Dutch Law
Home member state for purposes of the EU Transparency Directive
The Netherlands is Ferrari’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). As of the listing of the Ferrari common shares on Euronext Milan, we are subject to financial and other reporting obligations under the Dutch act on Financial Supervision (“AFS”) and the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), which both implement the EU Transparency Directive in the Netherlands.
Disclosure of information
Ferrari is required to publish its annual report (consisting of the audited annual accounts, the annual report and the responsibility statement) within four months after the end of each financial year and its half-yearly figures within three months after the end of the first six months of each financial year.
Shareholder disclosure and reporting obligations
    As a result of the listing of the Ferrari common shares on the Euronext Milan, chapter 5.3 of the AFS applies, pursuant to which any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Ferrari must promptly give written notice to the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.
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
    Controlled entities (within the meaning of the AFS) do not themselves have notification obligations under the AFS as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in Ferrari’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the AFS will become applicable to such former controlled entity.
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
Mandatory Bid Requirement
Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30 percent or more of Ferrari’s voting rights will be obliged to launch a public offer for all outstanding shares in Ferrari’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, had an interest of at least 30 percent of Ferrari’s voting rights before the shares were first listed on the MTA, now renamed Euronext Milan, and who still maintained such an interest after such first listing. Immediately after the first listing of Ferrari common shares on the MTA, now renamed Euronext Milan, Exor held more than 30 percent of Ferrari’s voting rights. Therefore Exor’s interest in Ferrari was grandfathered and the exception that applies to it will continue to apply to it for as long as its holding of shares represents over 30 percent of Ferrari’s voting rights.
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
Disclosure Requirements under Italian law
Summarized below are the most significant requirements to be complied with by Ferrari in connection with the admission to listing of Ferrari common shares on the Euronext Milan. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation). Further requirements may be imposed by CONSOB and/or Borsa Italiana as a result of the listing of Ferrari common shares on the Euronext Milan.
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
Ferrari shall publish and transmit to CONSOB any information disseminated in any non-EU-countries where Ferrari’s common shares are listed (i.e., the United States), if this information is significant for the purposes of the evaluation of Ferrari’s common shares listed on the Euronext Milan.
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
Receipt of special voting shares
If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution.” If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could asserts that the value of the special voting shares (and thus the amount of the distribution) as determined by Ferrari is incorrect.
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
    This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this description is based is subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.
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
Please note that this summary does not describe the Dutch tax consequences for holders of Ferrari common shares and, if applicable Ferrari special voting shares who:
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
i.the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or
ii.the donor made a gift of Ferrari common shares and, if applicable, Ferrari special voting shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.
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

(ii)     Individuals not engaged in business activity and holding the Ferrari common shares under the “risparmio gestito” regime
Dividends paid to Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (b) the holder has elected for the discretionary investment portfolio regime (“risparmio gestito”) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26 percent substitute tax. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime should currently apply only on income from common shares that represent a Non-Qualified Holding.
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
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (“società per azioni”), partnerships limited by shares (“società in accomandita per azioni”), limited liability companies (“società a responsabilità limitata”) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5 percent of the dividends are included in the overall business income subject to IRES, unless the common shares in Ferrari are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES. IRES is currently levied at 24 percent, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5 percent IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions.
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
(B)    NON-ITALIAN RESIDENT PERSONS
(i)    Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. IRES is currently levied at 24 percent, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5 percent IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions. If the common shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the common shares are effectively connected, only 58.14 percent of the dividends is included in the overall income subject to personal income tax.
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
As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the tax withheld at source on dividends be levied at the (reduced) rate provided under the applicable tax treaty, provided that the non-resident person promptly submits proper documentation (including tax resident certificates released or stamped by the foreign tax authority).

The domestic withholding tax rate on dividends is 1.2 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the 11/26 relief described above.
The domestic withholding tax rate on dividends is 11 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the 11/26 relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as Ferrari) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10 percent of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU (or “white listed” EEA) pension fund that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period. Other documentary obligations apply to such EU (or “white listed” EEA) pension funds to benefit from this exemption.
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
Under Article 27-bis of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the tax withheld at source on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds common shares in Ferrari that represent an interest in the issued and outstanding capital of Ferrari of no less than 10 percent for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. The withholding exemption under Article 27-bis of Decree 600 may be denied by the Italian tax authorities in abusive situations pursuant to the Italian statutory general anti-abuse rule (Article 10-bis of Law No. 212 of July 27, 2000).

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
(iii)    Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA
Amounts received by Italian resident non-business entities referred to in Article 73(1)(c) CITA as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above that apply here as well, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari not held in connection with a business activity are treated as dividends for tax purposes. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “Taxation of Dividends” above.
In case of amounts received by Italian non-business partnerships referred to in Article 5 CITA, the tax regime depends on the specific circumstances of the case. Shareholders and any potential prospective investors that are Italian non-business partnerships should consult their own tax advisors in this respect.
(iv)     Persons exempt from IRES
Amounts received by Italian resident persons exempt from IRES as distributions out of Equity Reserves, net of any amount already treated as profits as per the rules described in subparagraph (A)(i) above that apply here as well, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari not held in connection with a business activity are treated as dividends for tax purposes.
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

c.    Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ferrari common shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ferrari common shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime should currently apply only on income from common shares in Ferrari that represent a Non-Qualified Holding.
Subject to certain conditions (including minimum holding period requirement) and limitations, capital gains on the common shares in Ferrari may be exempt from any income taxation (including from the 26 percent CGT) if the common shares in Ferrari do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.
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
However, if the conditions under a. and b. of subparagraph (A)(iii) below are met, only 49.72 percent (58.14 percent in case of Sole Proprietors) of the capital gain should be included in the overall business income (based on a different interpretation, a 58.14 percent inclusion of the capital gains that meet the above-mentioned conditions should apply also to business partnerships). Capital losses realized on common shares in Ferrari that meet the conditions under a. and b. of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).
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

The Italian law lays down certain additional conditions for the exemption to be available. Based on the assumption that Ferrari is a holding company, that its shares are listed on a regulated market, and that pursuant to Article 87(5) CITA its assets are predominantly composed of shareholdings in companies which satisfy the additional conditions set forth by Article 87 CITA in order to enjoy the participation exemption regime (i.e., the companies are not resident in a State with a preferential tax system pursuant to Article 47-bis CITA and carry on a business activity), these additional conditions should be met.
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
Financial Transaction Tax
Transfer of Ownership of the Shares
Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (“FTT”) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.
The residence of the issuer for the purposes of FTT is the place where the issuer has its registered office (intended as its corporate seat).
Since the corporate seat of Ferrari is not in Italy, transfers of ownership of the shares in Ferrari will not be subject to FTT.
High-frequency trading
Transactions carried out on the Italian financial markets and concerning the Ferrari shares may in limited circumstances be subject to a tax on high-frequency trading. Potential prospective investors engaged in high-frequency trading should therefore consult their own tax advisors regarding the Italian tax consequences of high-frequency trading on the Ferrari shares.
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
No inheritance tax applies if the common shares in Ferrari are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth by the Italian tax law.
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
    We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at http://corporate.ferrari.com as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website or the websites of any other entity is not incorporated by reference in this document.

I. Subsidiary Information
    Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Please refer to Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements included elsewhere in this document for details on the market risks that the Group is exposed to.

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

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies
    None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.
Changes in Internal Control
    No change to our internal control over financial reporting occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting
We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ferrari N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2021 and 2020, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated February 25, 2022 expressed an unqualified opinion thereon.

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

February 25, 2022

Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Sergio Duca is the “audit committee financial expert.” Mr. Sergio Duca is an independent director under NYSE standards.

Item 16B. Code of Ethics
We have adopted a Code of Conduct which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Conduct is posted on our website at https://corporate.ferrari.com/sites/ferrari15ipo/files/codice_condotta_ferrari_eng_def.pdf. If the provisions of our Code of Conduct that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

Item 16C. Principal Accountant Fees and Services
    EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2021 and 2020. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2021 and 2020, respectively:

	For the years ended December 31,
	2021	2020
	(€ thousands)
Audit fees	1,160	1,160
Tax fees	—	—
Audit-related fees	329	321
All other fees	79	—
Total	1,568	1,481

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
    On December 28, 2018, Ferrari announced the launch of a share repurchase program for the repurchase of up to Euro 150 million in common shares as part of the above mentioned multi-year Euro 1.5 billion total share repurchase program (the “First Tranche”), which started on January 2, 2019 and was completed on June 26, 2019. The First Tranche implemented a resolution adopted on April 13, 2018 by Ferrari’s Annual General Meeting of Shareholders (the “2018 AGM”), which delegated to the Board of Directors the authority to purchase common shares of Ferrari from time to time in the 18 months following the 2018 AGM, up to a maximum of 10% of Ferrari’s issued common shares as of the date of the 2018 AGM, at a price not higher than 10% above or more than 10% below the average of the closing price of the common shares on the NYSE and/or Euronext Milan for the five business days prior to the date of the purchase.
    The 2018 AGM share repurchase authority was renewed by the resolution of Ferrari’s Annual General Meeting of Shareholders of April 12, 2019 (the “2019 AGM”), which extended the share repurchase authorization to the Board of Directors until October 11, 2020 up to a maximum number of common shares equal to 10% of the Company’s issued common shares on April 12, 2019 at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of the shares on the NYSE and/or Euronext Milan, the market price being the average of the highest price on each of the five days of trading prior to the date of the purchase. The 2019 AGM share repurchase authority was further renewed on the same terms by resolution of Ferrari’s Annual General Meeting of Shareholders of April 16, 2020 until October 15, 2021 (based on the Company’s issued common shares on April 16, 2020) and by resolution of Ferrari’s Annual General Meeting of Shareholders of April 15, 2021 until October 14, 2022 (based on the Company’s issued common shares on April 15, 2021).
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
On March 11, 2021 Ferrari announced the launch of a fourth tranche of up to Euro 150 million in common share repurchases (the “Fourth Tranche”) under the above mentioned multi-year repurchase program. The Fourth Tranche commenced on March 12, 2021 and was completed on September 30, 2021.

On October 4, 2021 Ferrari announced the launch of a fifth tranche of up to Euro 150 million in common share repurchases (the “Fifth Tranche”) under the above mentioned multi-year repurchase program to start on October 5, 2021 and to end no later than March 31, 2022.

    As of December 31, 2021, Ferrari’s common shares held in treasury amounted to 10,080,103 and special voting shares held in treasury amounted to 4,190.

The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2021, which were made under the Fourth Tranche and the Fifth Tranche of Ferrari’s above mentioned multi-year repurchase program.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2021	—	—	—	996,577,767
Feb 1 to Feb 28, 2021	—	—	—	996,577,767
March 1 to March 31, 2021	76,000	169.03	76,000	983,731,819
April 1 to April 30, 2021	136,595	176.60	136,595	959,608,507
May 1 to May 31, 2021	168,080	167.36	168,080	931,478,347
June 1 to June 30, 2021	173,296	170.76	173,296	901,885,930
July 1 to July 31, 2021	117,214	173.64	117,214	881,533,399
Aug 1 to Aug 31, 2021	29,851	184.15	29,851	876,036,314
Sept 1 to Sept 30, 2021	159,356	184.86	159,356	846,578,298
Oct 1 to Oct 31, 2021	116,922	188.26	116,922	824,566,057
Nov 1 to Nov 30, 2021	87,769	229.20	87,769	804,449,036
Dec 1 to Dec 31, 2021	102,509	228.62	102,509	781,013,260
Total	1,167,592	184.62	1,167,592	781,013,260
(1)Repurchases made under the Fourth Tranche and the Fifth Tranche of the Company's share repurchase program. The Fourth Tranche was completed on September 30, 2021 and the Fifth Tranche commenced on October 5, 2021.
(2)Share repurchases made on the NYSE have been translated into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.

In addition to the above, under the Company’s equity incentive plans, on March 16, 2021 the Company assigned, inter alia, to certain employees and the former CEO of the Ferrari Group a total of 356,571 common shares previously held in treasury. Subsequently, on March 17, 2021, Ferrari purchased a total of 93,473 common shares from a group of those employees and the former CEO in order to cover such individual’s taxable income in line with market practice (sell to cover) in an over-the-counter transaction executed at the average price of €165 per share, equal to the reference price of the Ferrari common shares on Euronext Milan, on March 16, 2021.

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
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, our Board consists of 10 members (including Mr. Benedetto Vigna, who was designated as Acting Chief Executive Officer by the Board of Directors since September 16, 2021) and a majority of our Board is “independent” under the NYSE definition (8 of the 10 members) and the Dutch Code (7 of the 10 members). Further, pursuant to Dutch law, persons may not be appointed as non-executive directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size. Finally, pursuant to Dutch law, a so-called “ingrowth quota” applies as of January 1, 2022 pursuant to which an individual cannot be appointed as non-executive Director, if such individual does not contribute to a balanced composition of the non-executive Directors. Under Dutch law, the composition of the non-executive Directors is considered balanced if it consists of at least one third men and at least one third women.
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
NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a ESG Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. All three of the current members of the Compensation Committee are independent under the NYSE rules and two of the members are independent under the Dutch Code. Our ESG Committee Charter states that the Committee shall be comprised of at least three directors, elected by the Board of Directors, which shall also appoint one of them as chairperson of the ESG Committee, or Chairperson. Of the directors elected to serve on the Committee, at least more than half must be independent under the Dutch Code and no more than one may be an executive director. This is a deviation from the Dutch Code which recommends that only non-executive directors serve on board committees. We allow for an executive Director to serve on the ESG Committee, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. The position of Mr. Elkann, being an executive director, in this committee inter alia follows from the duties of the ESG Committee, which are more extensive than the duties of a selection and appointment committee. These duties warrant participation of Mr. Elkann, who brings valuable contributions to this committee in light of his knowledge of the automotive and luxury industries, as well as the Company’s business. Other than Mr. Elkann, who is the Chairperson, the current members of this committee are considered independent under the Dutch Corporate Governance Code and the NYSE rules.
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
Item 16H. Mine Safety Disclosure
    Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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
2.1
Trust Deed, dated March 16, 2016, between Ferrari N.V. and Citicorp Trustee Company Limited as trustee, relating to 1.5000% Notes due March 16, 2023 (incorporated by reference to Exhibit 2.1 to Form 20-F (File No. 001-37596) filed with the SEC on March 3, 2017)

2.2
Trust Deed, dated May 27, 2020, between Ferrari N.V. and Deutsche Trustee Company Limited as trustee, relating to 1.500% Notes due May 27, 2025 (incorporated by reference to Exhibit 2.2 to Form 20-F (File No. 001-37596) filed with the SEC on February 26, 2021)

2.3	Description of Securities registered under Section 12 of the Exchange Act
4.1	Ferrari N.V. 2019-2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-231490) filed with the SEC on May 15, 2019)
4.2	Ferrari N.V. 2020-2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 (File No. 333-238498) filed with the SEC on May 19, 2020)
4.3	Ferrari N.V. 2021-2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-256321) filed with the SEC on May 20, 2021)
8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 25, 2022

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID: 1521)

The Board of Directors and Shareholders of
Ferrari N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrari N.V. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2022 expressed an unqualified opinion thereon.

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

Warranty and recall campaigns provision
Description of the Matter	As more fully described in Notes 2 and 23 to the consolidated financial statements, the Company establishes a provision for product warranties at the time a sale is recognized to guarantee the performance of vehicles against defects that may become apparent within a certain period or term. In addition, the Company periodically initiates recall campaigns to address various client satisfaction, safety and emissions issues related to cars sold. The provision includes management’s estimate of the expected cost to fulfill the obligations over the contractual warranty or campaign period. Such estimate is developed using assumptions related to expected costs to be incurred based on the group’s historical claims or costs experience, including the costs of parts and services. As at December 31, 2021 the warranty and recall campaigns provision amounts to € 109 million.

Future costs of these actions are subject to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by warranty actions or recall campaigns and the nature of the corrective action that may result in reassessment of the established provision. The costs related to this provision are recognized within cost of sales.

Auditing the warranty and recall campaign provision was complex in consideration of the judgment required to develop assumptions around future costs to be incurred for warranty and recall campaigns, especially for newly launched models or vehicles, and the complexity of the calculation involved. As part of our risk assessment, we considered the risk of management override of controls.

How We Addressed the Matter in Our Audit	The procedures performed to address the matter in our audit included, among others, obtaining an understanding of the warranty and recall campaign provisioning process, and evaluating the group’s accounting policy thereon. We evaluated the design and tested operating effectiveness of internal controls relevant to this area, specifically related to management’s assumptions developed to estimate future costs to be incurred. We evaluated the methodology, including calculation, and assumptions used by management in estimating future costs for warranty programs and recall campaigns, and assessed any changes, or the lack thereof, from the prior year. We tested the completeness and accuracy of the underlying data and the journal entries recorded by management.

We further completed analytical procedures over the accrued provision and retrospective analyses comparing the provisions recorded by the group against actual spending for warranty and recall service costs to evaluate the cost assumptions used by management. Lastly, we evaluated the adequacy of the warranty and recall campaign disclosures included in the notes to the consolidated financial statements, including significant judgements made by the management.

/s/ EY S.p.A.

We have served as the Company’s auditor since 2015.

Milan, Italy

February 25, 2022

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2021, 2020 and 2019

		For the years ended December 31,
	Note	2021	2020	2019
		(€ thousand)
Net revenues	4	4,270,894	3,459,790	3,766,615
Cost of sales	5	2,080,613	1,686,324	1,805,310
Selling, general and administrative costs	6	348,024	336,126	343,179
Research and development costs	7	768,104	707,385	699,211
Other expenses/(income), net	8	5,561	18,475	4,991
Result from investments		6,896	4,647	3,522
EBIT		1,075,488	716,127	917,446
Net financial expenses	9	33,257	49,092	42,082
Profit before taxes		1,042,231	667,035	875,364
Income tax expense	10	209,095	58,155	176,656
Net profit		833,136	608,880	698,708
Net profit attributable to:
Owners of the parent		830,767	607,817	695,818
Non-controlling interests	3	2,369	1,063	2,890

Basic earnings per common share (in €)	12	4.50	3.29	3.73
Diluted earnings per common share (in €)	12	4.50	3.28	3.71

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2021, 2020 and 2019

		For the years ended December 31,
	Note	2021	2020	2019
		(€ thousand)
Net profit		833,136	608,880	698,708
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans	20	(463)	34	(2,078)
Related tax impact	20	110	1	456
Total items that will not be reclassified to the consolidated income statement in subsequent periods		(353)	35	(1,622)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments	20	(64,130)	40,109	(2,272)
Exchange differences on translating foreign operations	20	14,229	(11,731)	2,652
Related tax impact	20	17,960	(11,291)	610
Total items that may be reclassified to the consolidated income statement in subsequent periods		(31,941)	17,087	990
Total other comprehensive (loss)/income, net of tax		(32,294)	17,122	(632)
Total comprehensive income		800,842	626,002	698,076
Total comprehensive income attributable to:
Owners of the parent		797,988	625,053	695,075
Non-controlling interests		2,854	949	3,001

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2021 and 2020

		At December 31,
	Note	2021	2020
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	1,138,173	979,290
Property, plant and equipment	15	1,353,165	1,226,630
Investments and other financial assets	16	54,509	42,841
Deferred tax assets	10	168,757	152,221
Total non-current assets		3,499,786	3,186,164
Inventories	17	540,575	460,617
Trade receivables	18	185,000	184,260
Receivables from financing activities	18	1,143,968	939,607
Current tax receivables	18	14,306	12,438
Other current assets	18	122,224	76,471
Current financial assets	19	13,500	40,084
Cash and cash equivalents		1,344,146	1,362,406
Total current assets		3,363,719	3,075,883
Total assets		6,863,505	6,262,047

Equity and liabilities
Equity attributable to owners of the parent		2,205,898	1,785,186
Non-controlling interests	3	5,518	4,018
Total equity	20	2,211,416	1,789,204
Employee benefits	22	101,200	59,985
Provisions	23	150,868	155,335
Deferred tax liabilities	10	95,973	113,474
Debt	24	2,630,011	2,724,745
Other liabilities	25	726,775	687,462
Other financial liabilities	19	36,520	2,140
Trade payables	26	797,832	713,807
Current tax payables		112,910	15,895
Total equity and liabilities		6,863,505	6,262,047

The accompanying notes are an integral part of the Consolidated Financial Statements.

                        Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2021, 2020 and 2019

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Cash and cash equivalents at the beginning of the year	1,362,406	897,946	793,664
Cash flows from operating activities:
Profit before taxes	1,042,231	667,035	875,364
Amortization and depreciation	455,989	426,637	351,946
Provision accruals	30,284	25,805	14,253
Result from investments	(6,896)	(4,647)	(3,522)
Net finance costs	33,257	49,092	42,082
Other non-cash expenses, net	23,941	39,073	38,987
Change in inventories	(81,309)	(67,797)	(40,627)
Change in trade receivables	1,771	44,477	(22,377)
Change in trade payables	72,568	8,594	53,940
Change in receivables from financing activities	(122,746)	(69,376)	(76,694)
Change in other operating assets and liabilities	(29,840)	(137,313)	145,547
Finance income received	1,679	2,109	3,274
Finance costs paid	(29,202)	(54,427)	(42,600)
Income tax paid	(109,001)	(91,051)	(33,480)
Total cash flows from operating activities	1,282,726	838,211	1,306,093

Cash flows used in investing activities:
Investments in property, plant and equipment	(352,316)	(357,018)	(352,154)
Investments in intangible assets	(384,827)	(351,978)	(353,458)
Proceeds from the sale of property, plant and equipment and intangible assets	4,405	969	4,539
Total cash flows used in investing activities	(732,738)	(708,027)	(701,073)

Cash flows (used in)/from financing activities:
Repayment of bonds and notes	(500,000)	—	(315,395)
Proceeds from bonds and notes	149,495	640,073	298,316
Net change in borrowings to banks and other financial institutions	121,385	(1,740)	(3,516)
Proceeds from securitizations, net of repayments	71,444	44,126	92,173
Repayment of lease liabilities	(21,605)	(20,035)	(3,896)
Net change in other debt	(8,037)	18,081	12,322
Dividends paid to owners of the parent	(160,101)	(208,100)	(192,664)
Dividends paid to non-controlling interests	(1,354)	(2,929)	(2,120)
Share repurchases	(230,899)	(129,793)	(386,749)
Total cash flows (used in)/from financing activities	(579,672)	339,683	(501,529)
Translation exchange differences	11,424	(5,407)	791
Total change in cash and cash equivalents	(18,260)	464,460	104,282
Cash and cash equivalents at the end of the year	1,344,146	1,362,406	897,946

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2021, 2020 and 2019

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2019	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	695,818	—	—	—	695,818	2,890	698,708
Other comprehensive income/(loss)	—	—	(1,662)	2,541	(1,622)	(743)	111	(632)
Dividends to owners of the parent	—	(193,238)	—	—	—	(193,238)	—	(193,238)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,120)	(2,120)
Share repurchases	—	(386,749)	—	—	—	(386,749)	—	(386,749)
Share-based compensation	—	17,480	—	—	—	17,480	—	17,480
Special voting shares issuance (1)	69	(69)	—	—	—	—	—	—
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	607,817	—	—	—	607,817	1,063	608,880
Other comprehensive income/(loss)	—	—	28,818	(11,617)	35	17,236	(114)	17,122
Dividends to owners of the parent	—	(208,765)	—	—	—	(208,765)	—	(208,765)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,929)	(2,929)
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
Share-based compensation	—	17,401	—	—	—	17,401	—	17,401
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	830,767	—	—	—	830,767	2,369	833,136
Other comprehensive income/(loss)	—	—	(46,170)	13,744	(353)	(32,779)	485	(32,294)
Dividends to owners of the parent	—	(160,272)	—	—	—	(160,272)	—	(160,272)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,354)	(1,354)
Share repurchases	—	(230,899)	—	—	—	(230,899)	—	(230,899)
Share-based compensation	—	13,895	—	—	—	13,895	—	13,895
Other movements	—	(418)	—	—	418	—	—	—
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
____________________________
(1)    See Note 20 “Equity” for additional details.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PREPARATION
Background
    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 172 authorized dealers operating 191 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned stores and 14 franchised stores (including 12 Ferrari Store Junior), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements with certain financial institutions. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.
Basis of preparation
Authorization of consolidated financial statements and compliance with International Financial Reporting Standards
    These consolidated financial statements of Ferrari N.V. were authorized for issuance by the Board of Directors on February 25, 2022.
    The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).
The consolidated financial statements are prepared on a going concern basis and applying the historical cost method, modified as required for the measurement of certain financial instruments, which are generally measured at fair value.
    The Group’s presentation currency is the Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

2. SIGNIFICANT ACCOUNTING POLICIES
Format of the financial statements
    The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and the accompanying notes (referred to collectively as the “Consolidated Financial Statements”).
    For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice.
    In the consolidated income statement, the Group presents a subtotal for Earnings Before Interest and Taxes (EBIT). EBIT distinguishes between the profit before taxes arising from operating items and those arising from financing activities. EBIT is one of the primary measures used by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) to assess performance.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    For presentation of the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Consolidated Financial Statements include both industrial and financial services activities. Receivables from financing activities are included in current assets as the investments will be realized in their normal operating cycle. The funding for financial services activities is primarily obtained through securitization programs and funding from certain of the Group’s operating companies. This financial service structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the various components of debt is provided in Note 24.
    The consolidated statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2021
    The following new amendments that are applicable on or subsequent to January 1, 2021 were adopted by the Group for the preparation of these Consolidated Financial Statements.
The Group adopted a package of amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement, IFRS 7 — Financial Instruments: Disclosures, IFRS 4 — Insurance Contracts and IFRS 16 — Leases in response to the reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments aim at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:
•changes to contractual cash flows – a company is not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting – a company does not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
•disclosures – a company is required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.
There was no effect from the adoption of these amendments.

The Group adopted the amendments to IFRS 4 — Insurance Contracts which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. There was no effect from the adoption of these amendments.

The Group adopted the amendments to IFRS 16 for COVID-19-related rent concessions beyond 30 June 2021. The amendment extended the applicability of a previous amendment to IFRS 16 in 2020 that permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications, thus giving the possibility to the lessees to recognize the entire economic benefit of such discounts immediately through profit or loss. There was no significant effect from the adoption of this amendment.

New standards, amendments and interpretations not yet effective
    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2022 or subsequent years are listed below:
In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In May 2021 the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In December 2021 the IASB issued an amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of this amendment.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2021		2020		2019
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1827	1.1326	1.1422	1.2271	1.1195	1.1234
Pound Sterling	0.8596	0.8403	0.8897	0.8990	0.8778	0.8508
Swiss Franc	1.0811	1.0331	1.0705	1.0802	1.1124	1.0854
Japanese Yen	129.8767	130.3800	121.8458	126.4900	122.0058	121.9400
Chinese Yuan	7.6282	7.1947	7.8747	8.0225	7.7355	7.8205
Australian Dollar	1.5749	1.5615	1.6549	1.5896	1.6109	1.5995
Canadian Dollar	1.4826	1.4393	1.5300	1.5633	1.4855	1.4598
Singapore Dollar	1.5891	1.5279	1.5742	1.6218	1.5273	1.5111
Hong Kong Dollar	9.1932	8.8333	8.8587	9.5142	8.7715	8.7473
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
    Trade receivables and receivables from financing activities are originated in the ordinary course of business and held within a business model with the objective to hold the receivables in order to collect contractual cash flows that meet the ‘solely payments of principal and interest’ criterion under IFRS 9, therefore they are measured at amortized cost using the effective interest rate method. Receivables with maturities greater than one year are discounted to present value. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired and, if any such evidence exists, an impairment loss is recognized within financial expenses. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments, the Group applies the standard simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment, which may be different for the Group’s trade receivables compared to receivables from financing activities. If any such evidence exists, an impairment loss is recognized within financial expenses.
The Group considers a default to occur and a significant increase in credit risk to occur when the counterparty fails to make contractual payments within a certain number of days of when they fall due. For example, for receivables from financing activities this typically occurs when the counterparty fails to make contractual payments within 60 days of when the related receivables fall due, while for trade receivables this is assessed on a case by case basis.
Financial assets and trade receivable are written off when the counterparty fails to make contractual payments and there is no reasonable expectation of recovery, and in any circumstance no later than 360 days. When trade receivables or receivables from financing activities have been written off, the Company may continue to engage in enforcement actions to attempt to recover the receivables.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Share-based compensation
    The Group has implemented equity incentive plans that provide for the granting of share-based compensation to the Chairman, the Chief Executive Officer, all other members of the Ferrari Leadership Team and other key employees of the Group. The Group also provides share-based compensation as part of commercial agreements with certain suppliers. The share-based compensation arrangements are accounted for in accordance with IFRS 2 — Share-based Payment, which requires the Company to recognize share-based compensation expense based on fair value of awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using a Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
Share-based compensation expense relating to the equity incentive plans is recognized over the service period within selling, general and administrative costs or cost of sales in the consolidated income statement depending on the function of the employee, with an offsetting increase to equity. Share-based compensation expense relating to commercial agreements with certain suppliers is recognized over the period in which the supplier’s services are received and classified within the consolidated income statement depending on the function of the supplier’s services, with an offsetting increase to equity.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    See “Use of estimates” below for further details.
Deferred income
    Deferred income relates to amounts received by the Group under various agreements, which are reliant on the future performance of a service or other act of the Group. Deferred income is recognized as net revenues when the Group has fulfilled its obligations under the terms of the various agreements.
Range models (models belonging to the Ferrari product portfolio, excluding special series, Icona, limited edition hypercars and one-off models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program, is based on the estimated fair value of the service to be provided.
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
    Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars, spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati. Revenues relating to the maintenance program are recognized over time based on the input method of measuring progress towards complete satisfaction of the related performance obligation, calculated as a proportion of overall revenues expected during the maintenance period equal to the ratio of costs incurred in the reporting period compared to the overall costs to be incurred

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

during the maintenance period. Revenues relating to the extended warranties are recognized on a straight-line basis over the extended warranty period. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill, moreover, it estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered. The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date.
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
    Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2021, 2020 and 2019.
    Tax uncertainties are accounted for in accordance with IFRIC 23.
Other taxes not based on income, such as property taxes and capital taxes, are included in other expenses, net.
Dividends
    Dividends payable by the Group are reported as a change in equity in the period in which they are approved by shareholders or the Board of Directors as applicable under local rules and regulations.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Rounding of amounts
    All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand Euro unless otherwise stated.

Segment reporting
    The Group has determined that it has one operating and one reportable segment based on the information reviewed by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) in making decisions regarding the allocation of resources and to assess performance.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
    Share-based compensation
    The Group accounts for share-based compensation relating to its equity incentive plans and commercial agreements with certain suppliers in accordance with IFRS 2 — Share-based Payment, which requires the recognition of share-based compensation expense based on the fair value of the awards granted. Share-based compensation for equity-settled awards containing market performance conditions is measured at the grant date of the awards using a Monte Carlo simulation model,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
which requires the input of subjective assumptions, including the expected volatility of our common stock, the dividend yield, interest rates and the correlation coefficient between our common stock and the relevant market index. The probability that the Group will achieve a certain level of Total Shareholder Return performance compared to the defined peer group (“Peer Group”) is also considered. As a result, at the grant date management is required to make key assumptions and estimates regarding conditions that will occur in the future, which inherently involves uncertainty. Therefore, the amount of share-based compensation recognized has been affected by the significant assumptions and estimates used.
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
Current and deferred taxes
The calculation of current and deferred income taxes, including various tax benefits, exemptions or credits (such as patent box tax benefits, asset revaluations and research and development credits), involves the interpretation of applicable tax laws and regulations that could be subject to changes or application directives from tax authorities. As a result, the calculation of current and deferred taxes, including those related to uncertain tax positions, may require complex management estimates and judgments that are periodically reviewed for any changes in facts and circumstances or changes in tax regulations and interpretations. Such judgments are primarily related to the recoverability of deferred long-term tax assets, which involves the assessment of the ability to generate sufficient future taxable profit over the period in which the deductible temporary differences or unused tax losses are expected to be utilized, as well as to the calculation of certain tax benefits and liabilities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. SCOPE OF CONSOLIDATION
    Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2021 and 2020 was as follows:

			At December 31, 2021		At December 31, 2020
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Manufacturing	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A. in liquidation	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (1)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (1)	USA	Financial services	100%	—%	100%	—%
410 Park Display, Inc. (2)	USA	Retail	100%	—%	100%	—%
_____________________________
(1)    Shareholding held by Ferrari Financial Services Inc.
(2)    Shareholding held by Ferrari North America Inc.

Non-controlling interests
    The non-controlling interests at December 31, 2021 and 2020 and the net profit attributable to non-controlling interests for the years ended December 31, 2021, 2020 and 2019 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2021	2020
	(€ thousand)
Equity attributable to non-controlling interests	5,518	4,018

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Net profit attributable to non-controlling interests	2,369	1,063	2,890
    The non-controlling interests in FICTS are not considered to be significant to the Group for the periods presented in these Consolidated Financial Statements.
Restrictions
    The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or through a payment of dividends or capital distributions. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2021 amounted to €89,611 thousand (€55,566 thousand at December 31, 2020).
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €47,742 thousand at December 31, 2021 (€36,935 thousand at December 31, 2020).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. NET REVENUES
    Net revenues are as follows:

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Cars and spare parts	3,573,119	2,835,170	2,925,721
Engines	189,432	150,655	198,308
Sponsorship, commercial and brand	430,579	390,002	538,238
Other	77,764	83,963	104,348
Total net revenues	4,270,894	3,459,790	3,766,615
    Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.

Interest and other financial income from financial services activities included within net revenues in 2021, 2020 and 2019 amounted to €55,043 thousand, €65,878 thousand and €66,386 thousand, respectively.

5. COST OF SALES
    Cost of sales in 2021, 2020 and 2019 amounted to €2,080,613 thousand, €1,686,324 thousand and €1,805,310 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts and, to a lesser extent, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
    Interest and other financial expenses from financial services activities included within cost of sales in 2021, 2020 and 2019 amounted to €16,639 thousand, €36,628 thousand and €45,083 thousand, respectively.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS
    Selling costs in 2021, 2020 and 2019 amounted to €168,466 thousand, €171,900 thousand and €173,512 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to trade shows and media and client events for the launch of new models, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.
    General and administrative costs in 2021, 2020 and 2019 amounted to €179,558 thousand, €164,226 thousand and €169,667 thousand, respectively, consisting mainly of administrative and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Research and development costs expensed during the year	573,632	526,831	559,582
Amortization of capitalized development costs	194,472	180,554	139,629
Total research and development costs	768,104	707,385	699,211
    Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, in particular, in relation to hybrid and electric technology. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid and other advanced technologies.
Research and development costs for the year ended December 31, 2020 and, to a lesser extent, for the year December 31, 2021 are recognized net of technology-related government incentives.

8. OTHER EXPENSES/(INCOME), NET
Other expenses, net are as follows:

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Other expenses	13,666	25,067	14,288
Other income	(8,105)	(6,592)	(9,297)
Other expenses, net	5,561	18,475	4,991
Other expenses primarily include indirect taxes, provisions and other miscellaneous expenses. Other income primarily includes rental income, gains on the disposal of property plant and equipment and other miscellaneous income. Other expenses, net in 2021 and 2019 include releases of provisions relating to legal disputes following developments favorable to Ferrari.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

	For the years ended December 31,
	2021	2020	2019
Financial income:	(€ thousand)
Interest income from bank deposits	399	610	1,690
Other interest income and financial income	4,741	517	4,116
Interest income and other financial income	5,140	1,127	5,806
Finance income from financial services activities	55,043	65,878	66,386
Total financial income	60,183	67,005	72,192

Total financial income relating to:
Industrial activities (A)	5,140	1,127	5,806
Financial services activities (reported in net revenues)	55,043	65,878	66,386

Financial expenses:
Capitalized borrowing costs	1,874	2,591	2,671
Other interest and financial expenses	(3,315)	(3,258)	(2,427)
Interest expenses and other financial expenses	(1,441)	(667)	244
Interest expenses from banks and other financial institutions	(11,310)	(14,330)	(27,432)
Interest and other finance costs on bonds and notes	(22,947)	(20,116)	(20,703)
Write-downs of financial receivables	(1,467)	(9,502)	(4,739)
Other financial expenses	(5,991)	(14,580)	(13,949)
Total financial expenses	(43,156)	(59,195)	(66,579)
Net expenses from derivative financial instruments and foreign currency exchange rate differences	(11,880)	(27,652)	(26,392)
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(55,036)	(86,847)	(92,971)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial activities (B)	(38,397)	(50,219)	(47,888)
Financial services activities (reported in cost of sales)	(16,639)	(36,628)	(45,083)

Net financial expenses relating to industrial activities (A+B)	(33,257)	(49,092)	(42,082)
    Interest and other finance costs on bonds and notes for the year ended December 31, 2019 includes costs of €8,142 thousand for the partial repurchase of bonds following a cash tender offer in July 2019 (in particular the repurchase price and premium incurred, as well as previously unamortized issuance costs).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. INCOME TAXES
    Income tax expense is as follows:

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Current tax expense	218,540	120,115	137,303
Deferred tax (benefit)/expense	(12,001)	(62,474)	32,145
Taxes relating to prior periods	2,556	514	7,208
Total income tax expense	209,095	58,155	176,656
    The Italian Group’s entities participate in a group Italian tax consolidation under Ferrari N.V.
Income tax expense amounted to €209,095 thousand, €58,155 thousand and €176,656 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.
Income taxes for the years ended December 31, 2021, 2020 and 2019 benefited from the application of the Patent Box tax regime, which provides tax benefits for companies that generate income through the use, both direct and indirect, of intangible assets. Starting in 2020 the Group has applied the Patent Box tax regime for the period from 2020 to 2024, in line with the tax regulations applicable in Italy, and determined the income eligible for the Patent Box regime with recognition of the Patent Box tax benefit in three equal annual installments.

The Law Decree (Decree) n. 146 enacted by the Italian authorities, effective from October 22, 2021 and as amended by the 2022 Italian budget law, introduces a series of urgent economic and tax measures and will replace the current Patent Box tax regime with a 110% “super tax deduction” for certain costs related to eligible intangible assets. The Decree provides for a specific transitional procedure between the two regimes. The Decree and related amendments should not have any impact on income taxes of the Group for the years ended December 31, 2021 and management will continue to follow updates in the legislation as they become known.

In the fourth quarter of 2020, Ferrari benefited from the measures introduced in Italy by the art. 110 of the Law Decree n. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which reopened the voluntary step up of tangible and intangible assets, with the application of a substitute tax at a rate of 3 percent. In particular, Ferrari S.p.A. benefited from the one-time partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €83,700 thousand and a substitute tax liability for €9,000 thousand, resulting in a net tax benefit of €74,700 thousand. There was no cash effect in 2020 from the step-up of the trademark. The deferred tax asset will be utilized over a 50-year period (following the introduction of the 2022 Italian budget law (Law 234/2021) which provides for an extension from 18 years to 50 years of the amortization period for tax purposes for any trademarks and goodwill that benefited from the step-up regime) and the substitute tax will be paid in three equal annual installments starting in 2021.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Theoretical income tax expense	250,136	160,088	210,088
Tax effect on:
Permanent and other differences	(79,267)	(129,016)	(76,187)
Italian Regional Income Tax (IRAP)	32,422	22,662	27,997
Effect of changes in tax rates and tax regulations	633	800	733
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	2,077	1,734	3,457
Taxes relating to prior years	2,556	514	7,208
Withholding tax on earnings	539	1,373	3,360
Income tax expense	209,095	58,155	176,656

Effective tax rate	20.1%	8.7%	20.2%

The increase in the effective tax rate from 8.7 percent in 2020 to 20.1 percent in 2021 was primarily attributable to the tax benefits from the measures introduced in Italy by the art. 110 of the Law Decree No. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which allowed Ferrari a one-time partial step-up of its trademark for tax purposes resulting in a net tax benefit of €74,700 thousand in 2020 (as further described above) and to a lesser extent, the effects of deductions for eligible research and development costs. The net benefit from the step up is included within “permanent and other differences” for 2020 in the tax rate reconciliation above. The Patent Box benefit relating to 2021, 2020 and 2019 is included within “permanent and other differences” in the tax rate reconciliation above.

The Italian Regional Income Tax (“IRAP”) is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2021, 2020 and 2019.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020, is as follows:

	At December 31,
	2021	2020
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	94,808	95,209
To be recovered within 12 months	73,949	57,012
	168,757	152,221
Deferred tax liabilities:
To be realized after 12 months	(78,496)	(96,179)
To be realized within 12 months	(17,477)	(17,295)
	(95,973)	(113,474)
Net deferred tax assets/(liabilities)	72,784	38,747

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2020	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2021
	(€ thousand)
Deferred tax assets arising on:
Provisions	90,663	12,712	—	606	103,981
Deferred income	52,241	(606)	—	—	51,635
Employee benefits	2,931	—	110	—	3,041
Foreign currency exchange rate differences	516	95	—	(1)	610
Cash flow hedge reserve	—	—	8,455	—	8,455
Inventory obsolescence	61,726	7,131	—	250	69,107
Allowances for doubtful accounts	5,643	(474)	—	9	5,178
Depreciation	17,551	7	—	(3)	17,555
Trademark step-up	83,700	837	—	—	84,537
Patent box	27,902	37,791	—	—	65,693
Other	6,027	3,927	—	4,374	14,328
Total deferred tax assets	348,900	61,420	8,565	5,235	424,120
Deferred tax liabilities arising on:
Depreciation	(7,550)	1,217	—	(448)	(6,781)
Capitalization of development costs	(264,087)	(47,349)	—	(2)	(311,438)
Employee benefits	(844)	(209)	—	—	(1,053)
Foreign currency exchange rate differences	(559)	33	—	—	(526)
Cash flow hedge reserve	(9,505)	—	9,505	—	—
Tax on undistributed earnings	(15,861)	(1,543)	—	—	(17,404)
Other	(11,747)	(1,568)	—	(819)	(14,134)
Total deferred tax liabilities	(310,153)	(49,419)	9,505	(1,269)	(351,336)
Total net deferred tax assets/(liabilities)	38,747	12,001	18,070	3,966	72,784

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2019	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2020
	(€ thousand)
Deferred tax assets arising on:
Provisions	100,298	(8,748)	—	(887)	90,663
Deferred income	53,843	(1,602)	—	—	52,241
Employee benefits	2,930	—	1	—	2,931
Foreign currency exchange rate differences	1,437	(920)	—	(1)	516
Cash flow hedge reserve	1,786	—	(1,786)	—	—
Inventory obsolescence	51,972	10,032	—	(278)	61,726
Allowances for doubtful accounts	5,407	239	—	(3)	5,643
Depreciation	17,564	(10)	—	(3)	17,551
Trademark step-up	—	83,700	—	—	83,700
Patent box	—	27,902	—	—	27,902
Other	17,695	(8,298)	—	(3,370)	6,027
Total deferred tax assets	252,932	102,295	(1,785)	(4,542)	348,900
Deferred tax liabilities arising on:
Depreciation	(8,881)	764	—	567	(7,550)
Capitalization of development costs	(224,851)	(39,238)	—	2	(264,087)
Employee benefits	(750)	(94)	—	—	(844)
Foreign currency exchange rate differences	(399)	(160)	—	—	(559)
Cash flow hedge reserve	—	—	(9,505)	—	(9,505)
Tax on undistributed earnings	(13,983)	(1,878)	—	—	(15,861)
Other	(12,593)	785	—	61	(11,747)
Total deferred tax liabilities	(261,457)	(39,821)	(9,505)	630	(310,153)
Total net deferred tax assets/(liabilities)	(8,525)	62,474	(11,290)	(3,912)	38,747
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.
    Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. At December 31, 2021, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €186,806 thousand (€164,803 thousand at December 31, 2020).

11. OTHER INFORMATION BY NATURE
    Personnel costs in 2021, 2020 and 2019 amounted to €483,747 thousand, €389,927 thousand and €385,182 thousand, respectively. These amounts include costs that were capitalized in connection with product development activities. In 2021, 2020 and 2019 the Group had an average number of employees of 4,571, 4,428 and 4,164, respectively.
    Depreciation amounted to €230,097 thousand, €217,952 thousand and €191,482 thousand for the years ended December 31, 2021, 2020 and 2019, respectively, and amortization amounted to €225,892 thousand, €208,685 thousand and €160,464 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. EARNINGS PER SHARE
Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.
The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2021, 2020 and 2019:

		For the years ended December 31,
		2021	2020	2019
Profit attributable to owners of the Company	€ thousand	830,767	607,817	695,818
Weighted average number of common shares for basic earnings per common share	thousand	184,446	184,806	186,767
Basic earnings per common share		€4.50	3.29	3.73
Diluted earnings per share
    For the years ended December 31, 2021, 2020 and 2019, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details related to the Group’s equity incentive plans.
    The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2021, 2020 and 2019:

		For the years ended December 31,
		2021	2020	2019
Profit attributable to owners of the Company	€ thousand	830,767	607,817	695,818
Weighted average number of common shares for diluted earnings per common share	thousand	184,722	185,379	187,535
Diluted earnings per common share		€4.50	3.28	3.71

13. GOODWILL
    At December 31, 2021 and 2020 goodwill amounted to €785,182 thousand.
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
    The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:
•The expected future cash flows covering the period from 2022 through 2025 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2021 (2.0 percent in 2020 and 2019).
•The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 6.84 percent in 2021 (6.83 percent in 2020 and 6.80 percent in 2019). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.
    The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

14. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2020	1,567,080	678,989	207,491	48,603	2,502,163
Additions	236,913	83,190	26,867	5,008	351,978
Reclassifications	—	—	3,337	(3,337)	—
Translation differences and other movements	—	(1,846)	(98)	2	(1,942)
Balance at December 31, 2020	1,803,993	760,333	237,597	50,276	2,852,199
Additions	261,457	101,682	17,151	4,537	384,827
Reclassifications	—	—	3,200	(3,200)	—
Translation differences and other movements	—	—	(59)	7	(52)
Balance at December 31, 2021	2,065,450	862,015	257,889	51,620	3,236,974

Accumulated amortization at January 1, 2020	1,034,368	410,930	176,301	42,626	1,664,225
Amortization	139,546	41,008	26,048	2,083	208,685
Translation differences and other movements	—	—	(2)	1	(1)
Balance at December 31, 2020	1,173,914	451,938	202,347	44,710	1,872,909
Amortization	146,664	47,808	29,495	1,925	225,892
Balance at December 31, 2021	1,320,578	499,746	231,842	46,635	2,098,801

Carrying amount at:
January 1, 2020	532,712	268,059	31,190	5,977	837,938
December 31, 2020	630,079	308,395	35,250	5,566	979,290
December 31, 2021	744,872	362,269	26,047	4,985	1,138,173
Additions primarily related to externally acquired and internally generated development costs for new and existing models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2020	23,609	408,658	2,361,520	192,528	201,396	3,187,711
Additions	5,805	22,210	114,839	24,445	214,706	382,005
Divestitures	—	(791)	(11,423)	(5,048)	(127)	(17,389)
Reclassifications	—	2,795	79,937	3,500	(86,232)	—
Translation differences and other movements	(23)	(2,417)	(36)	(1,881)	—	(4,357)
Balance at December 31, 2020	29,391	430,455	2,544,837	213,544	329,743	3,547,970
Additions	16,936	17,852	122,893	20,930	186,846	365,457
Divestitures	(13)	(3,412)	(46,067)	(5,586)	(135)	(55,213)
Reclassifications	3,722	40,046	144,684	2,573	(197,599)	(6,574)
Translation differences and other movements	20	1,736	376	1,633	45	3,810
Balance at December 31, 2021	50,056	486,677	2,766,723	233,094	318,900	3,855,450

Accumulated amortization at January 1, 2020	—	167,132	1,823,839	127,088	—	2,118,059
Depreciation	—	17,778	180,868	19,306	—	217,952
Divestitures	—	(602)	(10,654)	(2,713)	—	(13,969)
Translation differences and other movements	—	(138)	1,426	(1,990)	—	(702)
Balance at December 31, 2020	—	184,170	1,995,479	141,691	—	2,321,340
Depreciation	—	17,875	191,247	20,975	—	230,097
Divestitures	—	(608)	(43,991)	(4,892)	—	(49,491)
Reclassifications	—	(284)	(1,123)	284	—	(1,123)
Translation differences and other movements	—	692	12	758	—	1,462
Balance at December 31, 2021	—	201,845	2,141,624	158,816	—	2,502,285

Carrying amount at:
January 1, 2020	23,609	241,526	537,681	65,440	201,396	1,069,652
of which right-of use assets under IFRS 16	—	15,834	7,612	34,319	—	57,765
December 31, 2020	29,391	246,285	549,358	71,853	329,743	1,226,630
of which right-of use assets under IFRS 16	—	25,574	5,041	29,127	—	59,742
December 31, 2021	50,056	284,832	625,099	74,278	318,900	1,353,165
of which right-of use assets under IFRS 16	—	21,613	3,484	28,661	—	53,758
    Additions mainly related to advances and assets under construction, including tracts of land adjacent to our facilities in Maranello as part of our expansion plans, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars and personalization programs.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the changes in the carrying amount of right-of-use assets for the year ended December 31, 2021 and 2020:

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at January 1, 2020	15,834	7,612	34,319	57,765
Additions	16,214	2,578	6,194	24,986
Disposals	—	(24)	(2,303)	(2,327)
Depreciation	(6,564)	(5,159)	(8,436)	(20,159)
Translation differences and other movements	90	34	(647)	(523)
Balance at January 1, 2021	25,574	5,041	29,127	59,742
Additions	3,987	1,409	7,745	13,141
Disposals	(2,780)	—	(473)	(3,253)
Depreciation	(5,753)	(1,348)	(8,247)	(15,348)
Translation differences and other movements	585	(1,618)	509	(524)
Balance at December 31, 2021	21,613	3,484	28,661	53,758

    Amounts recognized in the income statement in relation to leases for the year ended December 31, 2021 and 2020 were as follows:

	For the year ended December 31,
	2021	2020
	(€ thousand)
Depreciation of right-of-use assets	15,348	20,159
Interest expense on lease liabilities	868	943
Variable lease payments not included in the measurement of lease liabilities	1,622	1,190
Expenses relating to short-term leases and leases of low-value assets	3,671	4,312
Total expenses recognized	21,509	26,604
For the year ended December 31, 2021 depreciation of right-of-use assets amounted to €15,348 thousand and interest expense on lease liabilities amounted to €868 thousand (€20,159 thousand and €943 thousand, respectively, for the year ended December 31, 2020).
At December 31, 2021, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €73,681 thousand (€101,361 thousand at December 31, 2020).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At December 31,
	2021	2020
	(€ thousand)
Investments accounted for using the equity method	42,927	34,663
Other securities and financial assets	11,582	8,178
Total investments and other financial assets	54,509	42,841
Investments accounted for using the equity method
Changes in the carrying amount of investments accounted for using the equity method during the period were as follows:

(€ thousand)
Balance at January 1, 2020	30,012
Proportionate share of net profit for the year ended December 31, 2020	4,647
Proportionate share of remeasurement of defined benefit plans	4
Balance at December 31, 2020	34,663
Additions	1,285
Proportionate share of net profit for the year ended December 31, 2021	6,896
Proportionate share of remeasurement of defined benefit plans	83
Balance at December 31, 2021	42,927
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH, a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). Additions relate to FS China Limited, a new joint venture formed in China in 2021 to manage certain brand activities in the local market, which had not yet commenced operations as of December 31, 2021.
Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2021 and 2020 is presented below:

	At December 31,
	2021	2020
	(€ thousand)
Assets
Non-current assets	4,037	3,390
Receivables from financing activities	908,362	782,880
Other current assets	5,096	4,130
Cash and cash equivalents	14,046	5,406
Total assets	931,541	795,806

Equity and liabilities
Equity	81,156	67,352
Debt	763,563	653,748
Other liabilities	86,822	74,706
Total equity and liabilities	931,541	795,806

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2021	2020	2019
	(€ thousand)
Net revenues	46,103	37,764	34,680
Cost of sales	16,971	14,864	15,655
Selling, general and administrative costs	8,565	8,494	8,892
Other expenses/(income), net	2,730	1,213	(963)
Profit before taxes	17,837	13,193	11,096
Income tax expense	4,045	3,898	3,010
Net profit	13,792	9,295	8,086
Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €10,559 thousand at December 31, 2021 (€7,163 thousand at December 31, 2020).

17. INVENTORIES

	At December 31,
	2021	2020
	(€ thousand)
Raw materials	99,382	96,900
Semi-finished goods	121,201	94,619
Finished goods	319,992	269,098
Total inventories	540,575	460,617
The increase in inventories is mainly due to higher car volumes.
The amount of inventory write-downs recognized as an expense within cost of sales during 2021 was €9,392 thousand (€21,155 thousand in 2020 and €14,512 thousand in 2019).

    Changes in the provision for slow moving and obsolete inventories were as follows:

	2021	2020
	(€ thousand)
At January 1,	96,707	83,673
Provision	9,392	21,155
Use and other changes	(4,001)	(8,121)
At December 31,	102,098	96,707

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At December 31,
	2021	2020
	(€ thousand)
Trade receivables	185,000	184,260
Receivables from financing activities	1,143,968	939,607
Current tax receivables	14,306	12,438
Other current assets	122,224	76,471
Total	1,465,498	1,212,776
Trade receivables
    The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2021	2020
	(€ thousand)
Trade receivables due from:
Dealers	58,446	62,301
Stellantis Group (*) companies	23,737	37,906
Sponsorship and commercial activities	29,666	31,917
Brand activities	23,902	21,886
Other	49,249	30,250
Total	185,000	184,260
______________________________
(*) Previously referred to as Fiat Chrysler Automobiles N.V. or FCA prior to the merger between FCA and Peugeot S.A. completed on January 16, 2021, which resulted in the creation of Stellantis N.V.
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 30 to 40 days from the date of invoice.
    Trade receivables due from Stellantis Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the Stellantis Group. For additional information, see Note 28, “Related Party Transactions”.
    Trade receivables due from sponsorship and commercial activities mainly relate to the Group’s participation in the Formula 1 World Championship. Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities. The Group is not exposed to significant concentration of third party credit risk.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2021	2020
	(€ thousand)
Trade receivables denominated in:
Euro	78,286	111,191
U.S. Dollar	84,590	51,295
Pound Sterling	3,908	6,560
Chinese Yuan	2,478	1,398
Japanese Yen	11,348	8,921
Other currencies	4,390	4,895
Total	185,000	184,260
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
Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2021	2020
	(€ thousand)
At January 1,	28,312	27,171
Additional provisions	2,094	5,743
Utilizations	(1,835)	(2,860)
Releases	(2,741)	(1,595)
Other changes	154	(147)
At December 31,	25,984	28,312
Receivables from financing activities
Receivables from financing activities are as follows:

	At December 31,
	2021	2020
	(€ thousand)
Client financing	1,132,979	925,878
Dealer financing	10,989	13,729
Total receivables from financing activities	1,143,968	939,607
Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of insolvency risks, adjusted for forward-looking factors specific to the receivables and the economic environment.
Additional provisions to the allowance for doubtful accounts are recorded within cost of sales in the consolidated income statement.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2021	2020
	(€ thousand)
At January 1,	13,195	7,480
Additional provisions	2,737	9,502
Utilizations	(4,507)	(3,078)
Releases	(1,270)	—
Other changes	1,049	(709)
At December 31,	11,204	13,195
Client financing
    Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisitions. During 2021 the average contractual duration at inception of such contracts was approximately 66 months (67 months in 2020) and the weighted average interest rate was approximately 5.2 percent (approximately 5.5 percent in 2020). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.
Client financing relates entirely to financial services activities in the United States and is denominated in U.S. Dollars.
    Dealer financing
    In 2021 the Group discontinued dealer financing secured by the titles of the cars sold through the dealer network. The Group still carries one existing longer term loan bearing a rate based on LIBOR plus a variable spread based on dealer's performance.
    Other current assets
    Other current assets are detailed as follows:

	At December 31,
	2021	2020
	(€ thousand)
Italian and foreign VAT credits	61,278	31,620
Prepayments	36,084	38,826
Other	24,862	6,025
Total other current assets	122,224	76,471
    Other includes security deposits, amounts due from personnel and other receivables.
    At December 31, 2021, the Group had provided guarantees through third parties amounting to €226,878 thousand (€169,186 thousand at December 31, 2020), principally to (i) banks for a U.S. Dollar denominated credit facility of FFS Inc., (ii) tax authorities for VAT reimbursements according to Italian legislation and (iii) customs authorities for duties on import and export activities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The analysis of receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2021
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	137,694	70	—	47,237	185,000
Receivables from financing activities	197,207	820,363	73,665	52,733	1,143,968
Client financing	196,018	810,563	73,665	52,733	1,132,979
Dealer financing	1,189	9,800	—	—	10,989
Current tax receivables	14,306	—	—	—	14,306
Other current assets	84,417	998	155	570	86,140
Total	433,624	821,431	73,820	100,540	1,429,414

	At December 31, 2020
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	137,564	69	—	46,627	184,260
Receivables from financing activities	159,778	657,073	57,202	65,554	939,607
Client financing	156,154	646,968	57,202	65,554	925,878
Dealer financing	3,624	10,105	—	—	13,729
Current tax receivables	10,314	2,124	—	—	12,438
Other current assets	36,971	247	180	247	37,645
Total	344,627	659,513	57,382	112,428	1,173,950

Overdue amounts represent receivables and other current assets where payments are past their due date.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2021	2020
	(€ thousand)
Financial derivatives	11,565	38,636
Other financial assets	1,935	1,448
Current financial assets	13,500	40,084
Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives.
The following table sets forth a breakdown of derivative assets and liabilities at December 31, 2021 and 2020.

	At December 31,
	2021		2020
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign currency derivatives	4,437	(34,973)	37,214	(2,060)
Commodities	182	(1,162)	271	—
Interest rate caps	6,053	—	497	—
Total cash flow hedges	10,672	(36,135)	37,982	(2,060)
Other foreign currency derivatives	893	(385)	654	(80)
Total	11,565	(36,520)	38,636	(2,140)

    Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

    The following tables provide an analysis of outstanding derivative financial instruments by foreign currency based on their fair value and notional amounts:

	At December 31, 2021		At December 31, 2020
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	(17,588)	1,773,022	31,474	1,363,667
Pound Sterling	(2,343)	154,353	450	118,795
Japanese Yen	116	282,482	3,533	197,170
Swiss Franc	(2,754)	76,953	535	76,282
Chinese Yuan	(1,125)	91,248	490	37,644
Other(1)	(1,261)	108,822	14	105,159
Total amount	(24,955)	2,486,880	36,496	1,898,717
______________________________
(1)    Other mainly includes the Australian Dollar, the Hong Kong Dollar and the Canadian Dollar.
    At December 31, 2021 and 2020, substantially all derivative financial instruments had a maturity of twelve months or less.

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
    The Group reclassified gains and losses, net of the related tax effects, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Net revenues/(costs)	7,275	19,557	(22,055)
Income tax (expense)/benefit	(2,030)	(5,456)	6,153
Total recognized in the consolidated income statement	5,245	14,101	(15,902)
    The ineffectiveness of cash flow hedges was not material for the years 2021, 2020 and 2019.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. EQUITY
Share capital
    At December 31, 2021 and 2020 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At December 31, 2021, the Company had 10,080,103 common shares and 4,190 special voting shares held in treasury, while at December 31, 2020, the Company had 9,175,609 common shares and 2,190 special voting shares. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. The Company restarted its multi-year share repurchase program on March 12, 2021 following its temporary suspension from March 30, 2020 as part of actions implemented by management to prudently manage liquidity as a result of the COVID-19 pandemic. At December 31, 2021 and 2020 the Company held in treasury 3.92 percent and 3.57 percent of the total issued share capital of the Company, respectively.(1)
______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the years ended December 31, 2021 and 2020:

	Common Shares	Special Voting Shares	Total
Outstanding shares at December 31, 2019	185,283,323	63,346,921	248,630,244
Common shares repurchased under share repurchase program(1)	(819,483)	—	(819,483)
Common shares assigned under equity incentive plans(2)	284,050	—	284,050
Other changes	—	1	1
Outstanding shares at December 31, 2020	184,747,890	63,346,922	248,094,812
Common shares repurchased under share repurchase program(3)	(1,167,592)	—	(1,167,592)
Common shares assigned under equity incentive plans(4)	263,098	—	263,098
Other changes(5)	—	(2,000)	(2,000)
Outstanding shares at December 31, 2021	183,843,396	63,344,922	247,188,318
_______________________________________
(1)Includes shares repurchased between January 1, 2020 and December 31, 2020 based on the transaction trade date, for a total consideration of €119,771 thousand including transaction costs.
(2)On March 16, 2020, 366,199 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2020, the Company purchased 82,149 common shares, for a total consideration of €10,022 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (Sell to Cover) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(3)Includes shares repurchased under the share repurchase program between January 1, 2021 and December 31, 2021 based on the transaction trade date, for a total consideration of €231,024 thousand, including transaction costs.
(4)On March 16, 2021, 356,571 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2021, the Company purchased 93,473 common shares, for a total consideration of €15,432 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (Sell to Cover) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(5)Relates to the deregistration of certain special voting shares under the Company’s special voting shares term and conditions.
The loyalty voting structure
The purpose of the loyalty voting structure is to reward ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Following the separation of Ferrari from the Stellantis Group (previously referred to as Fiat Chrysler Automobiles N.V. or FCA prior to the merger between FCA and Peugeot S.A. completed on January 16, 2021, which resulted in the creation of Stellantis N.V.) in 2016, Exor N.V. (“Exor”) and Piero Ferrari participate in the Company’s loyalty voting program and,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
therefore, effectively hold two votes for each of the common shares they hold. Investors who purchase common shares may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be affected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholder meetings. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.
Retained earnings and other reserves
    Retained earnings and other reserves includes:
•a share premium reserve of €5,768,544 thousand at December 31, 2021 (€5,768,544 thousand at December 31, 2020).
•a legal reserve of €93 thousand at December 31, 2021 and €19 thousand at December 31, 2020, determined in accordance with Dutch law.
•a treasury reserve of €847,525 thousand at December 31, 2021 and €616,629 thousand at December 31, 2020.
•a share-based compensation reserve of €28,379 thousand at December 31, 2021 and €43,482 thousand at December 31, 2020.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2021, a dividend distribution of €0.867 per common share was approved, corresponding to a total distribution of €160,272 thousand (of which €160,101 thousand was paid in 2021). The distribution was made from the retained earnings reserve.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Other comprehensive income/(loss)
    The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans (1)	(463)	34	(2,078)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	(463)	34	(2,078)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	(56,855)	59,666	(24,327)
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(7,275)	(19,557)	22,055
Gains/(Losses) on cash flow hedging instruments	(64,130)	40,109	(2,272)
Exchange differences on translating foreign operations	14,229	(11,731)	2,652
Total items that may be reclassified to the consolidated income statement in subsequent periods	(49,901)	28,378	380
Total other comprehensive income/(loss)	(50,364)	28,412	(1,698)
Related tax impact	18,070	(11,290)	1,066
Total other comprehensive income/(loss), net of tax	(32,294)	17,122	(632)
__________________________
(1)Includes a gain of €83 thousand, a gain of €4 thousand, and a loss of €3 thousand for the years ended December 31, 2021, 2020 and 2019, respectively, related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

    Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.
    The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2021			2020			2019
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
Gains/(Losses) on remeasurement of defined benefit plans	(463)	110	(353)	34	1	35	(2,078)	456	(1,622)
Gains/(Losses) on cash flow hedging instruments	(64,130)	17,960	(46,170)	40,109	(11,291)	28,818	(2,272)	610	(1,662)
Exchange (losses)/gains on translating foreign operations	14,229	—	14,229	(11,731)	—	(11,731)	2,652	—	2,652
Total other comprehensive (loss)/income	(50,364)	18,070	(32,294)	28,412	(11,290)	17,122	(1,698)	1,066	(632)
Transactions with non-controlling interests
    With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2021, 2020 or 2019.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. SHARE-BASED COMPENSATION
The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (hereinafter also the “FLT”, formerly Senior Management Team, and so renamed as a result of the organizational changes executed in January 2022) and other key employees of the Group.
Equity Incentive Plan 2016-2020
In the first quarter of 2021, 212,243 PSU awards vested (representing 100 percent of the target PSU awards) as a result of Ferrari’s third place ranking in Total Shareholder Return (“TSR”) within the defined Peer Group for the performance period from 2016 to 2020, and 31,120 RSU awards vested upon achievement of the related service conditions. As a result, 243,363 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021. There are no further awards outstanding for the Equity Incentive Plan 2016-2020.
Equity Incentive Plan 2019-2021
Under the Equity Incentive Plan 2019-2021 the Company awarded approximately 174 thousand 2019-2021 PSUs and approximately 111 thousand 2019-2021 RSUs to the Executive Chairman, the former CEO, members of the FLT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2019 to 2021.
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
Ferrari ranked third in the TSR ranking within the defined Peer Group for the TSR Target and met the EBITDA Target and the Innovation Target for the performance period covering 2019, resulting in the vesting of 100 percent of the target awards. As a result 17,572 awards vested and an equal number of common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2020. For the performance period covering 2019 to 2020, Ferrari ranked third in the TSR ranking within the defined Peer Group for the TSR Target and achieved the EBITDA Target and the Innovation Target, resulting in the vesting of 100 percent of the target awards. As a result 80,510 awards vested in the first quarter of 2021 and an equal number of common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021. For the performance period covering 2019 to 2021, Ferrari ranked third in the TSR ranking within the defined Peer Group for the TSR Target and achieved the EBITDA Target and the Innovation Target, resulting in the vesting of 100 percent of the target awards. As a result 86,331 awards vested in the first quarter of 2022 and an equal number of common shares held in treasury will be assigned to participants of the plan in the first quarter of 2022.
2019-2021 RSU awards
The remaining awards vest in 2022, subject to the recipient’s continued employment with the Company at the time of vesting.
During 2020, 18,892 awards vested and an equal number of common shares, which were previously held in treasury, were assigned under the plan. For the service period covering 2019 to 2020, 32,694 awards vested in the first quarter of 2021

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and an equal number of common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021. For the service period covering 2019 to 2021, 75,857 awards vested in the first quarter of 2022 and an equal number of common shares held in treasury will be assigned to participants of the plan in the first quarter of 2022.
Incentive Plan 2020-2022
Under the Equity Incentive Plan 2020-2022 the Company awarded approximately 60 thousand 2020-2022 PSUs and approximately 48 thousand 2020-2022 RSUs to the Executive Chairman, members of the FLT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2020 to 2022.
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
Equity Incentive Plan 2021-2023
Under the Equity Incentive Plan 2021-2023 approved in 2021, the Company awarded approximately 50 thousand 2021-2023 PSUs and approximately 41 thousand 2021-2023 RSUs to the Executive Chairman, members of the FLT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2021 to 2023.
2021-2023 PSU awards
The vesting of the awards is based on the achievement of defined key performance indicators as follows:
(i)TSR Target - 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eight;
(ii)ii) EBITDA Target - 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)Innovation Target - 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
Each target is settled independently of the other targets. The awards vest in 2024 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2021-2023 RSU awards

The awards vest in 2024, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2021-2023 is summarized below.
TSR Target

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The number of PSUs with a TSR Target that vest under the Equity Incentive Plan 2021-2023 is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific Peer Group as summarized below.

Ferrari TSR Ranking	% of Target Awards that Vest
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%

The defined Peer Group (including the Company) for the TSR Target is presented below.

Ferrari	Aston Martin	Burberry	Hermes
Kering	LVMH	Moncler	Richemont
EBITDA Target
The number of PSUs with an EBITDA Target that vest under the Equity Incentive Plan 2021-2023 is determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

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

Equity Incentive Plan	2019-2021	2020-2022	2021-2023
PSUs	€110.57 - €111.64	€136.06	€130.42
RSUs	€119.54 - €120.56	€139.39	€171.86
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the equity incentive plans are summarized below:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Equity Incentive Plan	2019-2021	2020-2022	2021-2023
Grant date share price	€122.60	€142.95	€175.80
Expected volatility	26.5%	26.6%	27.0%
Dividend yield	0.83%	0.80%	0.75%
Risk-free rate	0%	0%	0%
    The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Outstanding share awards
Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

(number of awards)	Outstanding PSU Awards	Outstanding RSU Awards
Balance at January 1, 2019	686,526	118,264
Granted(1)	175,307	110,968
Forfeited	(32,832)	(18,000)
Vested	(230,282)	(40,087)
Balance at December 31, 2019	598,719	171,145
Granted(2)	48,173	39,780
Forfeited	(1,461)	(1,460)
Vested	(230,592)	(50,402)
Balance at December 31, 2020	414,839	159,063
Granted(3)	49,861	41,460
Forfeited	(19,775)	(13,048)
Vested	(292,753)	(63,814)
Balance at December 31, 2021	152,172	123,661
_______________________________________
(1)     Granted under the Equity Incentive Plan 2019-2021
(2)     Granted under the Equity Incentive Plan 2020-2022
(3)    Grander under the Equity Incentive Plan 2021-2023
Share-based compensation expense
For the years ended December 31, 2021, 2020 and 2019, the Group recognized €11,689 thousand, €17,401 thousand and €17,480 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards of the Group’s equity incentive plans. At December 31, 2021, unrecognized compensation expense relating to the Group’s equity incentive plans amounted to €11,082 thousand and is expected to be recognized over the remaining vesting periods through 2023.

In 2021 the Group also recognized share-based compensation expense of €2,206 thousand as part of commercial agreements with certain suppliers.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. EMPLOYEE BENEFITS
    The Group’s provisions for employee benefits are as follows:

	At December 31,
	2021	2020
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	18,430	19,825
Pension plans	—	105
Total present value of defined benefit obligations	18,430	19,930

Other provisions for employees	82,770	40,055
Total provisions for employee benefits	101,200	59,985
    Defined contribution plans
    The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2021, 2020 and 2019 was €15,729 thousand, €15,727 thousand and €13,650 thousand, respectively.
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
    Pension plans
    Certain Group companies previously sponsored non-contributory defined benefit pension plans, for which the Group met the benefit payment obligations when they became due. Benefits provided under the plans varied based on the employee’s length of service and their salary in the final years leading up to retirement, among other variables. At December 31, 2021 the Group no longer sponsored any defined benefit pension plans.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2019	21,795	134	21,929

Recognized in the consolidated income statement	25	—	25
Recognized in other comprehensive loss/(income) (*)	2	(32)	(30)
Other	(1,997)	3	(1,994)
Benefits paid	(1,842)	—	(1,842)
Other changes	(155)	3	(152)
Amounts at December 31, 2020	19,825	105	19,930

Recognized in the consolidated income statement	6	—	6
Recognized in other comprehensive income/(loss)(*)	463	—	463
Other	(1,864)	(105)	(1,969)
Benefits paid	(2,127)	(105)	(2,232)
Other changes	263	—	263
Amounts at December 31, 2021	18,430	—	18,430
    ______________________________
    (*) Relates to actuarial losses/(gains) from financial assumptions.

Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2021			2020			2019
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	6	—	6	—	—	—	—	26	26
Interest expense		—	—	25	—	25	—	—	—
Past service adjustments	—	—	—	—	—	—	—	(518)	(518)
Total recognized in the consolidated income statement	6	—	6	25	—	25	—	(492)	(492)
    Past service adjustments relate to gains recognized in the consolidated income statement due to plan amendments and curtailments.
    The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA- rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2021 is equal to 0.9 percent (0.4 percent in 2020 and 0.7 percent in 2019). The average duration of the Italian TFR is approximately 8 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.
The expected future benefit payments for the defined benefit obligations as of December 31, 2021 are as follows:

TFR
(€ thousand)
2022	1,466
2023	1,660
2024	1,359
2025	1,329
2026	1,084
2027 - 2031	5,688
Total	12,586
    The sensitivity of the defined benefit obligations to changes in the weighted principal assumptions is:

	At December 31,
	2021		2020
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(1,321)	1,507	(1,446)	1,656
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
    At December 31, 2021, other provisions for employees comprised short-term bonus benefits amounting to €79,273 thousand (€36,723 thousand at December 31, 2020) and jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €3,497 thousand (€3,332 thousand at December 31, 2020).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. PROVISIONS
    The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties, as well as environmental risks.
    Movements in provisions are as follows:

	At December 31, 2020	Additional provisions	Utilization	Releases	Translation differences	Reclassification and other movements	At December 31, 2021
	(€ thousand)
Warranty and recall campaigns	106,942	45,047	(33,695)	(9,868)	341	—	108,767
Legal proceedings and disputes	26,349	3,643	(596)	(16,111)	326	90	13,701
Other risks	22,044	12,306	(2,067)	(4,733)	822	28	28,400
Total provisions	155,335	60,996	(36,358)	(30,712)	1,489	118	150,868
Warranty and recall campaigns
    The provision for warranty and recall campaigns represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Warranty and recall campaigns provisions are recognized upon shipment and estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.
    Following an industry-wide recall in 2016, the Group initiated a global recall campaign on cars mounted with Takata airbags manufactured using non-desiccated phase stabilized ammonium nitrate. Due to the uncertainty of recoverability of the costs from Takata, the Group recognized an aggregate provision of €36,994 thousand in 2016 within cost of sales. At December 31, 2021, the provision amounted to €3,011 thousand (€6,831 thousand at December 31, 2020). The gradual decrease in the provision reflects the performance of recall activities by the Group.
Legal proceedings and disputes
    The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relates to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2022 or beyond, although any such judgments may remain subject to ongoing judicial review. While the outcome of these proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations. Additions to the provision for legal proceedings and disputes are recognized within other expenses, net.
Releases during 2021 primarily relate to a legal dispute following developments favorable to Ferrari during the fourth quarter of the year.
Other risks
    The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties, as well as environmental risks.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The following table presents where the additional provisions to other risks recognized for the years ended December 31, 2021, 2020 and 2019 were recorded within the consolidated income statement.

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	10,562	6,352	9,563
Selling, general and administrative costs	1,744	1,174	2,830
Total	12,306	7,526	12,393

24. DEBT

	Balance at December 31, 2020	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at December 31, 2021
	(€ thousand)
Bonds and notes	1,835,022	149,495	(500,000)	2,593	—	1,487,110
Asset-backed financing (Securitizations)	761,164	248,714	(177,270)	49	67,556	900,213
Lease liabilities	62,290	—	(21,605)	14,421	1,104	56,210
Borrowings from banks and other financial institutions	28,553	142,344	(20,959)	88	4,393	154,419
Other debt	37,716	17,265	(25,302)	—	2,380	32,059
Total debt	2,724,745	557,818	(745,136)	17,151	75,433	2,630,011
    ______________________________
(*) Other changes in lease liabilities relates entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2021				2020
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Bonds and notes	9,239	1,028,686	449,185	1,487,110	500,417	1,034,605	300,000	1,835,022
Asset-backed financing (Securitizations)	343,119	499,280	57,814	900,213	306,169	454,995	—	761,164
Lease liabilities	14,783	29,732	11,695	56,210	16,373	29,932	15,985	62,290
Borrowings from banks and other financial institutions	116,919	37,500	—	154,419	28,553	—	—	28,553
Other debt	32,059	—	—	32,059	37,716	—	—	37,716
Total debt	516,119	1,595,198	518,694	2,630,011	889,228	1,519,532	315,985	2,724,745
Bonds and notes
2021 Bond
On January 18, 2021 the Company fully repaid the 2021 Bond for a total consideration of €501,250 thousand (including accrued interest). The bond was previously issued in November 2017 on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange) for a principal amount of €700 million at a coupon of 0.25 and due in January 2021. In July 2019 the Company repurchased an aggregate nominal amount of €200,000 thousand following a cash tender offer. The amount outstanding at December 31, 2020 was €501,151 thousand, including accrued interest of €1,199 thousand.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at December 31, 2021 was €387,872 thousand and includes accrued interest of €4,567 thousand (€386,814 thousand including accrued interest of €4,567 thousand at December 31, 2020).

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of
€650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at December 31, 2021 was €648,984 thousand, including accrued interest of €5,850 thousand (€647,042 thousand, including accrued interest of €5,850 thousand at December 31, 2020).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity on an annual basis equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at December 31, 2021 was €150,052 thousand, including accrued interest of €700 thousand (€149,971 thousand, including accrued interest of €700 thousand at December 31, 2020). The amount outstanding of the 2031 Notes at December 31, 2021 was €150,111 thousand, including accrued interest of €794 thousand (€150,044 thousand including accrued interest of €794 thousand at December 31, 2020).

2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at December 31, 2021 was €150,091 thousand, including accrued interest of €576 thousand.

The abovementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At December 31, 2021 and 2020, Ferrari was in compliance with the covenants of the notes.

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. During 2021, the following revolving securitization programs were in place:
•revolving securitization program for funding of up to $750 million, which was renewed in December 2020 for a tenor of 24 months and increased up to $800 million in December 2021, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 75 basis points. At December 31, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $775 million ($629 million at December 31, 2020). The securitization agreement requires the maintenance of an interest rate cap.
•revolving securitization program for funding of up to $285 million, which was renewed in November 2021 for a tenor of 24 months, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. At December 31, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $245 million ($244 million at December 31, 2020). The securitization agreement requires the maintenance of an interest rate cap.
•the revolving securitization program for funding of up to $110 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral terminated in April 2021. The notes bore interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points.

    The consolidated total amount of the revolving securitization programs has been progressively increased since inception as the underlying receivables portfolios have increased.

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €47,742 thousand at December 31, 2021 (€36,935 thousand at December 31, 2020).

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At December 31, 2021 lease liabilities amounted to €56,210 thousand (€62,290 thousand at December 31, 2020).
Borrowings from banks and other financial institutions
    Borrowings from banks at December 31, 2021 include (i) an amortized term loan of €63 million borrowed in June by Ferrari S.p.A. for a tenor of 36 months and bearing fixed interest at 0.118 percent and (ii) financial liabilities of FFS Inc to support financial services activities, and in particular €61,919 thousand (€28,553 thousand at December 31, 2020) relating to a U.S. Dollar committed credit facility for up to $100 million, (drawn down for $70 million at December 31, 2021) for a tenor of 24 months and bearing interest at LIBOR plus 75 basis points.
In April 2020, additional committed credit lines of €350 million were secured with tenors ranging from 18 to 24 months, doubling total committed credit lines available to €700 million. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. In April 2021, the Group replaced an uncommitted credit line of $50 million, which was terminated, with a new committed credit line for $100 million with a tenor of 24 months bearing interest at LIBOR plus 75 basis points. At December 31, 2021 the line had been drawn down for $70 million (€62 million), representing the only committed credit line that has been drawn down by the Group. The new credit line replaces the funding previously provided by one of securitization programs in the US for funding of up to $110 million that expired in April 2021 and was interest-bearing at LIBOR plus 115 basis points, as noted above. In October 2021 an undrawn committed credit line previously negotiated in April 2020 for €100 million expired. At December 31, 2021 the Group had total committed credit lines available and undrawn amounted to €676 million (€700 million at December 31, 2020).

In December 2019, the Company negotiated a €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the approval of each participating bank. In December 2020 and in December 2021 the first and the second one-year extension option were exercised by the Company and approved by all participating banks. At December 31, 2021 the RCF was undrawn.

Other debt
    Other debt mainly relates to funding for operating and financing activities of the Group.

25. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At December 31,
	2021	2020
	(€ thousand)
Deferred income	256,206	270,826
Advances and security deposits	240,696	253,442
Accrued expenses	80,787	60,788
Payables to personnel	53,712	33,127
Social security payables	24,660	23,261
Other	70,714	46,018
Total other liabilities	726,775	687,462
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €218,982 thousand at December 31, 2021 and €214,153 thousand at December 31, 2020, which are deferred and recognized as net revenues over the length of the maintenance program. Of the total liability related to maintenance and power warranty programs at December 31, 2021, the Group expects to recognize in net revenues approximately €53 million in 2022, €50 million in 2023, €38 million in 2024 and €78 million in periods subsequent to 2024. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits primarily include advances received from clients for the purchase of Icona models and limited edition models. Upon shipment of the cars, the advances are recognized as revenue.
Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At January 1, 2021	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2021
	(€ thousand)
Maintenance and power warranty programs	214,153	77,713	(72,884)	—	218,982
Advances from customers	249,506	605,730	(618,739)	19	236,516

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An analysis of other liabilities (excluding accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2021				2020
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Total other liabilities (excluding accrued expenses and deferred income)	377,176	7,553	5,053	389,782	315,026	35,251	5,571	355,848

26. TRADE PAYABLES
    Trade payables of €797,832 thousand at December 31, 2021 (€713,807 thousand at December 31, 2020) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

27. FAIR VALUE MEASUREMENT
    IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
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
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020:

		At December 31, 2021
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	10,559	—	—	10,559
Current financial assets	19	—	11,565	—	11,565
Total assets		10,559	11,565	—	22,124
Other financial liabilities	19	—	36,520	—	36,520
Total liabilities		—	36,520	—	36,520

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	7,163	—	—	7,163
Current financial assets	19	—	38,636	—	38,636
Total assets		7,163	38,636	—	45,799
Other financial liabilities	19	—	2,140	—	2,140
Total liabilities		—	2,140	—	2,140
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the balance sheet date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

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
    The following table presents the carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At December 31,
		2021		2020
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,143,968	1,143,968	939,607	939,607
Client financing		1,132,979	1,132,979	925,878	925,878
Dealer financing		10,989	10,989	13,729	13,729
Total		1,143,968	1,143,968	939,607	939,607

Debt	24	2,630,011	2,656,159	2,724,745	2,755,516

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. RELATED PARTY TRANSACTIONS
    Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, (previously referred to as Fiat Chrysler Automobiles N.V. or FCA prior to the merger between FCA and Peugeot S.A. completed on January 16, 2021, which resulted in the creation of Stellantis), CNH Industrial N.V. and its subsidiaries (“CNH Industrial Group”) and Iveco Group N.V. and its subsidiaries (“Iveco Group”, which resulted from the recent demerger from CNH Industrial Group), as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
     The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with Stellantis Group companies
•the sale of engines to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•a technical cooperation between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including human resources, payroll, tax, procurement of insurance coverage and sponsorship revenues.

    Transactions with Exor Group companies (excluding Stellantis Group companies)

•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2021			2020			2019
	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses
	(€ thousand)
Stellantis Group companies
Maserati	119,083	2,428	—	100,389	2,981	—	143,091	6,275	—
FCA US LLC	—	18,465	—	—	13,323	—	—	17,954	—
Magneti Marelli(2)	—	—	—	—	—	—	352	10,444	—
Other Stellantis Group companies	11,799	6,238	2,103	9,102	6,057	2,207	8,637	8,028	1,965
Total Stellantis Group companies	130,882	27,131	2,103	109,491	22,361	2,207	152,080	42,701	1,965
Exor Group companies (excluding the Stellantis Group)	281	1,014	1	150	1,665	2	281	368	4
Other related parties	795	15,143	2	549	12,977	10	610	13,906	31
Total transactions with related parties	131,958	43,288	2,106	110,190	37,003	2,219	152,971	56,975	2,000
Total for the Group	4,270,894	2,434,198	33,257	3,459,790	2,040,925	49,092	3,766,615	2,153,480	42,082
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
(2)    Stellantis completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party.
Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2021				2020
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	23,267	3,994	—	6,454	37,662	4,555	—	16,955
FCA US LLC	—	3,275	—	—	—	1,893	—	—
Other Stellantis Group companies	470	3,075	121	1,074	244	2,512	104	94
Total Stellantis Group companies	23,737	10,344	121	7,528	37,906	8,960	104	17,049
Exor Group companies (excluding the Stellantis Group)	382	1	8	5	183	396	108	139
Other related parties	144	3,276	998	1,065	643	3,558	1,496	1,759
Total transactions with related parties	24,263	13,621	1,127	8,598	38,732	12,914	1,708	18,947
Total for the Group	185,000	797,832	122,224	726,775	184,260	713,807	76,471	687,462
There were no other financial assets or financial liabilities originating from related party transactions at December 31, 2021 and 2020.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Emoluments to Directors and Key Management
The fees of the Directors of Ferrari N.V. are as follows:

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Directors of Ferrari N.V.	6,668	8,151	10,260
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2021 was €6,668 thousand (€8,151 thousand in 2020 and €10,260 thousand in 2019), inclusive of the following:
•€5,445 thousand for salary and other short-term benefits (€624 thousand in 2020 and €1,786 thousand in 2019); and
•€1,223 thousand for share-based compensation awarded under the Company’s equity incentive plans, (€7,527 thousand in 2020 and €15,963 thousand in 2019, including an acceleration of the costs relating to the equity incentive plan of the former Chairman and Chief Executive Officer (Mr. Sergio Marchionne)). See Note 21 “Share-based compensation” for additional information related to the Company’s equity incentive plans. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2021, 2020 and 2019.
The aggregate compensation for members of the FLT (excluding the CEO) in 2021 was €18,728 thousand (€14,199 thousand in 2020 and €19,839 thousand in 2019), inclusive of the following:
•€14,088 thousand for salary and short-term incentives (€8,707 thousand in 2020 and €14,671 thousand in 2019);
•€4,241 thousand for share-based compensation awarded under the Company’s equity incentive plans (€5,270 thousand in 2020 and €5,168 thousand in 2019); and
•€399 thousand for pension contributions (€222 thousand in 2020).
In response to the healthcare crisis caused by the COVID-19 pandemic, the Board of Directors pledged their full cash compensation from April 2020 to the end of 2020 to help fund Company initiatives to support the communities in which Ferrari operates, with the Ferrari Leadership Team donating 25 percent of their salaries for the same period.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2021 were as follows:

	At December 31, 2021
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	79,986	60,597	15,225	500	156,308
    Non-cancellable lease agreements
    The future aggregate minimum lease payments under non-cancellable leases, primarily relating to the lease of stores and industrial buildings, are as follows:

	At December 31, 2021
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under lease agreements	14,629	19,275	12,433	11,260	57,597

30. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:
•financial market risk (principally relating to foreign currency exchange rates and to a lesser extent, interest rates and commodity prices), as the Group operates internationally in different currencies;
•liquidity risk, with particular reference to the availability of funds and access to the credit markets, should the Group require them, and to financial instruments in general;
•credit risk, arising from normal commercial relations with final clients and dealers, as well as the Group’s financing activities.
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
The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value. In particular, the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The Group has in place various risk management policies, which primarily relate to foreign exchange and commodity price, interest rate and liquidity risks. The Group’s risk management policies permit derivatives to be used for managing such risk exposures at risk. Counterparties to these agreements are major financial institutions. Derivative financial instruments can only be executed for hedging purposes.
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
•Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2021, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 58 percent of the Group’s net revenues (58 percent in 2020 and 53 percent in 2019).
•The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2021, the value of commercial activities exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 51 percent (53 percent in 2020 and 53 percent in 2019) of the total currency risk from commercial activities. In 2021 and 2020, the commercial activities exposed to the Euro/Japanese Yen exchange rate and to the Euro/Pound Sterling exchange rate exceeded 10 percent (in 2019 the Euro/Japanese Yen and Euro/Pound Sterling exceeded 10 percent) of the total currency risk from commercial activities. Other significant exposures included the exchange rate between the Euro and the following currencies: Chinese Renminbi, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activities in 2021, 2020 and 2019. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts and currency options) to hedge up to 90 percent of the principal exposures to foreign currency exchange risk, typically for a period of up to twelve months.
•Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, the United Kingdom (branch), Switzerland, Mainland China, Hong Kong, Japan, Australia and Singapore. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as translated into Euro.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2021, including the costs of hedging foreign currency exchange rate risk, amounted to net losses of €11,407 thousand (net losses of €27,029 thousand and €24,237 thousand for the years ended December 31, 2020 and 2019, respectively).
    All of the Group’s financial services activities are conducted in the functional currencies of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities was zero in all periods presented.
    Except as noted above, there have been no substantial changes in 2021 in the nature or structure of exposure to foreign currency exchange rate risks or in the Group’s hedging policies.
    The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2021 to hedge against foreign currency exchange rate risks, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €98,165 thousand (€102,674 thousand at December 31, 2020). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.
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
    The Group’s most significant floating rate financial assets at December 31, 2021 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 37 percent of the Group’s gross debt bears floating rates of interest. At December 31, 2021, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €486 thousand on an annual basis (a decrease of €652 thousand at December 31, 2020). The analysis is based on the assumption that floating rate financial assets and debt which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Information on commodity price risk
The Group’s exposure to commodity price risk, though much less significant than foreign exchange rate risk and interest rate risk, arises from the need to use a variety of raw materials in the Group’s operations, including aluminum and precious metals such as palladium and rhodium. The Group monitors its exposure to commodity price risk and may hedge a portion of such exposure through derivative financial instruments (primarily commodity swaps).
Liquidity risk
    Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations and meet its obligations. The main determinant of the Group’s liquidity position is the cash generated by or used in operating and investing activities.
    From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds readily available. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. The Group has established various policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has available undrawn committed credit lines of €676 million which amounted to €700 million at December 31, 2020.
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
    The maximum credit risk to which the Group is theoretically exposed at December 31, 2021 is represented by the carrying amounts of the financial assets presented in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.
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
    Receivables from financing activities amounting to €1,143,968 thousand at December 31, 2021 (€939,607 thousand at December 31, 2020) are shown net of the allowance for doubtful accounts amounting to €11,204 thousand (€13,195 thousand at December 31, 2020). After considering the allowance for doubtful accounts, €52,733 thousand of receivables were overdue (€65,554 thousand at December 31, 2020). Therefore, overdue receivables represent a minor portion of receivables from financing activities.
    Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees.
    Trade receivables amounting to €185,000 thousand at December 31, 2021 (€184,260 thousand at December 31, 2020) are shown net of the allowance for doubtful accounts amounting to €25,984 thousand (€28,312 thousand at December 31, 2020). After considering the allowance for doubtful accounts, €47,237 thousand of receivables were overdue (€46,627 thousand at December 31, 2020).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the years ended December 31, 2021 and 2020, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari's participation in the Formula 1 World Championship.

	For the years ended December 31,
	2021	2020	2019
	(€ thousand)
Italy	409,992	322,573	391,156
Rest of EMEA	1,869,864	1,634,515	1,628,496
of which UK	457,060	484,701	531,088
Americas (1)	1,097,904	883,228	1,001,946
of which United States of America	930,316	747,373	867,376
Mainland China, Hong Kong and Taiwan	332,971	191,907	350,851
Rest of APAC (2)	560,163	427,567	394,166
Total net revenues	4,270,894	3,459,790	3,766,615
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
    The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2021			2020
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,322,257	785,182	1,137,910	1,199,325	785,182	979,022
Rest of EMEA	5,597	—	—	5,809	—	—
Americas (1)	16,003	—	—	14,497	—	—
Mainland China, Hong Kong and Taiwan	5,898	—	—	4,120	—	—
Rest of APAC (2)	3,410	—	263	2,879	—	268
Total	1,353,165	785,182	1,138,173	1,226,630	785,182	979,290
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 25, 2022, which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following matters:
On January 26, 2022 Ferrari announced that CEVA Logistics will be a new Scuderia Ferrari team partner starting from the 2022 Formula 1 season. The multi-year agreement will also see CEVA involved in Ferrari’s other racing activities in GT racing and the Ferrari Challenge, with the Marseille-based company taking on the role of Official Logistics Partner for those series.

On February 8, 2022 Ferrari announced a new partnership with Qualcomm Technologies, Inc. The San Diego, California-based company will be a Scuderia Ferrari Premium Partner through Snapdragon, Qualcomm’s premium product and experience brand leveraged across multiple platforms and categories, including automotive. The agreement with Qualcomm Technologies will have a strong technological impact aimed at accelerating the digital transformation process for Ferrari and its road cars. Starting from the first common projects already identified, such as the digital cockpit, the two companies will bring together ideas and expertise to explore new opportunities and a range of technological solutions.

Under the common share repurchase program, from January 1, 2022 to February 18, 2022 the Company purchased an additional 390,819 common shares for total consideration of €80.1 million. At February 18, 2022 the Company held in treasury an aggregate of 10,470,922 common shares.

On February 25, 2022, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €1.362 per common share, totaling approximately €250 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 13, 2022.