Form 20-F
period 2022-12-31
Ferrari N.V.
filed 2023-02-24
CIK 1648416

Ferrari N.V.
2022 ANNUAL REPORT AND FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 181,953,498 common shares, par value €0.01 per share, and 63,343,913 special voting shares, par value €0.01 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Board of Directors

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

Independent Auditors

Ernst & Young Accountants LLP (AFM Annual Report filing)(1)
EY S.p.A. (Form 20-F filing)(1)
_________________________________________________________________________
(1)    Refer to “Introduction—About this Report” for additional information relating to the AFM Annual Report filing and the Form 20-F filing.

Introduction

About this report

This document, referred to hereafter as the “Annual Report and Form 20-F” or “Annual Report”, constitutes both the statutory annual report in accordance with Dutch legal requirements (“AFM Annual Report”) and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the United States (“U.S.”) Securities Exchange Act of 1934, for Ferrari N.V. for the year ended December 31, 2022, except as noted below.

For the cross-references of the content of this document to the Form 20-F requirements please refer to the “Form 20-F Cross Reference” section included elsewhere in this document.

This Annual Report is filed with the Netherlands Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”). The following sections have been removed for our Annual Report filing with the AFM:

•Form 20-F cover page;
•Corporate Governance — Differences between Dutch Corporate Governance Practices and NYSE Listing Standards;
•Report of Independent Registered Public Accounting Firm in respect of Internal Control over Financial Reporting for the SEC filing;
•Report of Independent Registered Public Accounting Firm in respect of the PCAOB audits of the 2022 financial statements for the SEC filing;
•Exhibits; and
•Signatures.

This Annual Report and the exhibits hereto are filed with the U.S. Securities and Exchange Commission (“SEC”) and unless otherwise stated, all references in this document to “Form 20-F” refer to the SEC filing. The following sections have been removed for our Form 20-F filing with the SEC:

•Letter from the Chairman and the Chief Executive Officer;
•2023 Outlook;
•Corporate Governance — Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers;
•Corporate Governance — Responsibilities in respect to the Annual Report;
•Non Financial Statement;
•Controls and procedures — Statement by the Board of Directors;
•Company Financial Statements;
•Other Information — Additional Information for Netherlands Corporate Governance; and
•Independent auditor’s report — Report on the audit of the financial statements 2022 included in the Annual Report in respect of the AFM filing.

Documents on Display

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at http://www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Reports and other information concerning the business of Ferrari may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, NY 10005, United States.

We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website at https://www.ferrari.com/en-EN/corporate as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website or the websites of any other entity is not incorporated by reference in this document.

This document is a PDF copy of the Annual Report of Ferrari N.V. at and for the year ended December 31, 2022 and is not presented in the ESEF-format as specified in the Regulatory Technical Standards on ESEF (Delegated Regulation (EU) 2019/815). The official Annual Report of Ferrari N.V. in ESEF single reporting package, as filed with the AFM, is available on Ferrari’s website.

Certain Defined Terms and Note on Presentation

Certain Defined Terms

In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries as the context may require. References to “Ferrari N.V.” refer to the registrant.

Note on Presentation

This Annual Report includes the consolidated financial statements of Ferrari N.V. at December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

Basis of Preparation of the Consolidated Financial Statements
The Group’s financial information is presented in Euro. In some instances, information is presented in U.S. Dollars. All references in this document to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States” or the “U.S.”).

The language of this Annual Report is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

The financial data in the section “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

Certain totals in the tables included in this document may not add due to rounding.

Except otherwise disclosed within this Annual Report, no significant change has occurred since the date of the Consolidated Financial Statements.

Forward-Looking Statements

Statements contained in this Annual Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, as well as the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•our low volume strategy;
•global economic conditions, macro events and pandemics, including the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine;
•changes in the general economic environment (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
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
•product warranties, product recalls and liability claims;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•our continued compliance with customs regulations of various jurisdictions;

•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
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

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report. These factors may not be exhaustive and should be read in conjunction with the other cautionary statements included in this Annual Report. You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties.

Creating Value for Our Shareholders

Ferrari is among the world’s leading luxury brands with unique, world-class capabilities, and a vision built on our historic foundations and strengths.

We are fiercely protective of our brand, which is among the most iconic and recognizable in the world and is critical to our value proposition to all of our stakeholders. We strive to maintain and enhance the power of our brand and the passion we inspire in clients and the broader community of automotive enthusiasts by continuing our rigorous production and distribution model, which promotes excellence in innovation, design and uniqueness.

We also support our brand value by promoting a strong connection to our company and our brand among the community of Ferrari enthusiasts. We focus relentlessly on strengthening this connection by rewarding our most loyal clients through a range of initiatives, such as driving events and client activities in Maranello and, most importantly, by providing our most loyal and active clients with preferential access to our newest, most exclusive and highest value cars. As a result, in 2022, we sold approximately 66% of our new cars to existing Ferrari clients and 38% to clients being current owners of more than one Ferrari, which reinforces the demand for our cars and the image of luxury and exclusivity inherent in our brand.

Our commitment to excellence and our pursuit of innovation, state-of-the-art performance and distinction in design and engineering in our luxury cars is inseparable from our commitment to integrity, transparency and responsibility in conducting our business. By fully integrating environmental and social considerations with economic objectives we are able to identify potential risks and capitalize on additional opportunities, resulting in a process of continuous improvement. Sustainability is a core element of our governance model and executive management plays a direct and active role in developing and achieving our sustainability objectives under the oversight of our Board of Directors. As a clear demonstration of this commitment, we have strengthened the integration of environmental topics in our strategic plan by presenting, in June 2022, a decarbonization strategy that will help us reach carbon neutrality by 2030.

The foundation of a responsible company rests on being fully attentive to the nature and extent of this interconnection and our understanding of both the potential effects of our activities and how those effects can be mitigated through responsible management.

All of the above is strictly linked to our values:

•INDIVIDUAL AND TEAM: Our talented individuals are our greatest resource. However they can only pursue the extraordinary by working together as a team. By fostering integrity, excellence and generosity, we give each of our people the possibility to express their own full potential and to be part of something greater.
•TRADITION AND INNOVATION: Tradition and innovation drive each other. The ongoing quest for lasting firsts is what fuels the Ferrari legend. Our ability to combine revolutionary technological solutions with exceptional artisanal craftsmanship is what enables us to create icons that stay timeless in a fast changing world.
•PASSION AND ACHIEVEMENT: Ferrari’s racing spirit lives on in emotions that transcend the road and the track, ultimately becoming an authentic attitude towards life. Nothing excites us more than setting ambitious targets and expectations and then exceeding them. It is how the power of passion becomes the beauty of achievement.

To ensure tangible long-term value creation and a continuing integration of our sustainability strategy, we place particular emphasis on:

•a governance model based on transparency and integrity, fostering best practices;
•a safe and eco-friendly working environment including excellent working conditions and the utmost respect for human rights;
•continuing professional development of our employees;
•mutually beneficial relationships with business partners and the communities in which we operate;

•mitigation of environmental impacts from our production processes and the luxury cars we produce, addressing direct and indirect GHG emissions, focusing on energy and materials, in addition to our electrification journey.

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

Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. For example, the gradual expansion of hybrid engine technology (already integrated in past models such as the LaFerrari and the LaFerrari Aperta, as well as in the more recent 296 GTB, 296 GTS, SF90 Stradale and SF90 Spider) and electric engine technology will introduce a notable change in the overall driver experience compared to the combustion engine cars of our historical models. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected. More broadly, our Lifestyle Strategy will significantly increase the deployment of our brand in non-car products and experiences, including a large variety of Ferrari-branded accessories and apparel. If this strategy is not successful, our brand image may be diluted or tainted.

Our brand image depends in part on the success of our Formula 1 racing team.
The prestige, identity, and appeal of the Ferrari brand depends in part on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship. The racing team is a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our cars, which also support the appeal of other Ferrari-branded luxury goods. We are focused on improving our racing results and restoring our historical position as the premier racing team particularly in Formula 1 as our most recent Drivers’ Championship and Constructors’ Championship were in 2007 and 2008, respectively. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing team.
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

Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. We are also increasingly investing in connectivity, which requires significant investments in research and development; we expect that the future generation of cars will feature a high degree of connectivity for purposes of infotainment, safety and regulatory compliance.

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

The introduction of electric technology in our cars is costly and its long-term success is uncertain.

We are gradually introducing electric technology in our cars and we currently plan to introduce the first full electric Ferrari in 2025. In accordance with our strategy, we believe electric technology, together with hybrid and other advanced technologies, will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent car purchasers whom we are increasingly targeting, while helping us meet increasingly stricter emissions requirements.

The integration of electric technology more broadly into our car portfolio over time may present challenges and costs. We expect to continue to increase research and development spending in the medium term, particularly on electric technology-related projects. Although we expect to price our cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Other manufacturers of luxury sports cars may be more successful in implementing electric technology. In the long-term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience, hybrid and pure electric cars may become the prevalent technology for performance sports cars thereby displacing combustion engine models. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.”

Because electric technology is a core component of our strategy, and in the medium term we plan to increase the portion of our shipments that feature vehicles with electric technology, if the introduction of electric cars proves too costly or is unsuccessful in the market, our business and results of operations could be materially adversely affected.

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

New or changing laws, regulations or policies of governmental organizations regarding, among other things, increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, may have a significant effect on our costs of operation and/or how we do business.
We are subject throughout the world to comprehensive and constantly evolving laws, regulations and policies. We expect the extent of the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may affect our revenue and profitability. Governmental regulations may increase the costs we incur to design, develop and produce our cars and may affect our product portfolio. Regulation may also result in a change in the character or performance characteristics of our cars, which may render them less appealing to our clients. We anticipate that the number and extent of these regulations, and their effect on our cost structure and product line-up, will increase significantly in the future.

In the United States, considerable uncertainty is associated with emissions regulations in light of changing policies under the past and newly appointed administration. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the U.S. Environmental Protection Agency (“EPA”), and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for Small Volume Manufacturers (“SVMs”). We lost our status as an SVM for the United States National Highway Traffic Safety Administration (“NHTSA”) in 2019, because our global production exceeded 10,000 vehicles, but we have not lost our SVM status for EU CO2 regulations or for EPA GHG regulations in the United States. In 2021 and 2022, our global production exceeded 10,000 vehicles again and therefore we were no longer considered a SVM by the NHTSA for the model years 2021 and 2022. We purchased the fuel economy (“CAFE”) credits needed to fulfill both our 2021 and 2022 deficits, and we expect to adopt the same approach in the coming years if required. We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve, not only in relation to volumes but also in relation to the conditions of operational independence. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we may be subject to alternative standards that the regulators may deem appropriate for our technical and economic capabilities and such alternative standards may be significantly more stringent than those currently applicable to us.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for certain model years that are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). These regulations have evolved over time. In 2018, the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for certain model years if the EPA standards for those years were altered via an amendment of federal regulations and, in 2019, EPA announced a decision to withdraw California’s waiver of preemption under the Clean Air Act. In this decision, the EPA also affirmed the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9, 2022, the EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from model year 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. CARB is still considering how to address small volume manufacturers standards under its regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.

In relation to the safety legislation framework, in 2016, the NHTSA published guidelines for driver distraction. In addition, pursuant to the Infrastructure Investment and Jobs Act of 2021, the NHTSA has to conduct research and report to Congress within 2024 on the potential for technology interventions to reduce driver distraction, driver disengagement, automation complacency, and foreseeable misuse of Advanced Driving Assistant Systems (“ADAS”) by drivers. The costs of compliance associated with these and similar rulemaking may be substantial.

Other governments around the world, such as those in Canada, South Korea, China and certain Middle Eastern countries, are also creating new policies to address these issues which could be even more stringent than the U.S. or European requirements. As in the United States and Europe, these government policies if applied to us could significantly affect our product development plans. Under these existing regulations, as well as new or stricter rules or policies, we could be subject to sizable civil penalties or have to restrict or modify product offerings drastically to remain in compliance. We may have to incur substantial capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

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

For a description of the regulations referred to in the paragraphs above please see “Overview of Our Business—Regulatory Matters”.

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

We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, components, parts, systems, services or infrastructure of appropriate quality in a timely manner, our operations may be disrupted.

Our business depends on a significant number of suppliers, which provide the raw materials, components, parts, systems, services and infrastructure we require to manufacture cars and parts and to operate our business. We use a variety of raw materials in our business, including aluminum, and precious metals such as palladium and rhodium. We source materials from a limited number of suppliers. We cannot guarantee that we will be able to maintain access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. In addition, prices for these raw materials fluctuate and while we seek to manage this exposure, we may not be successful in mitigating these risks.

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

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term, or at all, at prices or costs that we believe are reasonable. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our cars may be time consuming, costly and may force us to make costly modifications to the designs of our cars. For example, defective airbags manufactured by Takata Corporation (“Takata”), our former principal supplier of airbags, have led to widespread recalls by several automotive manufacturers starting in 2015, including us (see also “Overview of Oyr Business—Regulatory Matters—Vehicle safety”). Following the acquisition of Takata by Key Safety Systems (“KSS”) in April 2018, Joyson Safety Systems, which is the combined company of Takata and KSS following the acquisition, is our principal supplier of the airbags installed in our cars. Failure by Joyson Safety Systems to continue the supply of airbags may cause significant disruption to our operations.

In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. The supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, or by unexpected fluctuations in market demand and supply, such as the ongoing global shortage of semiconductors that started in 2021, which is impacting the automotive industry in particular. If any major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. The ongoing conflict between Russia and Ukraine, the recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk, in the Donbas region of Ukraine and the resulting geopolitical tensions have had a significant impact on the global economy resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation globally. The Russian/Ukrainian conflict has continued to escalate without a resolution expected in the near future, with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain. Many governments around the world, including those of the United States, the European Union and Japan, have announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including luxury transportation items such as automobiles and racing cars). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item. These and any additional sanctions and export controls, as well as any counterresponses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, our supply chain, with negative implications on the availability and prices of raw materials, and our customers, as well as the global financial markets and financial services industry. See also “We are subject to risks related to pandemics or public health crises, including COVID-19, that may materially and adversely affect our business” for a discussion of the COVID-19 pandemic and potential other widespread public health crises, which may affect our supply chain directly or indirectly.

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

Our growth strategy includes a controlled expansion of our sales and operations, including the launching of new car models and expanding sales, as well as dealer operations and workshops, in targeted growth regions internationally. In particular, our growth strategy includes the opportunity for us to expand operations in regions and markets that we have identified as having relatively high growth potential. We may encounter difficulties in entering and establishing ourselves in these markets, including in establishing new successful dealership networks and facing more significant competition from competitors that are already present in those regions.

Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we broadened the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. In 2022, with the launch of the Purosangue and the 296 GTS, we met our previously announced objective of introducing 15 new models by 2022 (as announced at our Capital Markets Day in September 2018), which is unprecedented for Ferrari over a similar time frame. At our Capital Markets Day in June 2022, we announced our plan to introduce 15 new models over the period from 2023 to 2026. In addition, we will gradually but rapidly expand the use of hybrid and electric technology in our road cars, consistent with customer preferences and broader industry trends. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.

Our controlled growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands on us by requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion also increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficiently skilled management, technical and marketing personnel. If we are unable to manage these risks or meet these demands, our growth prospects and our business, results of operations and financial condition could be adversely affected.

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

On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, we increase our focus on reaching a younger customer base and creating new Ferrari collectors, and our product portfolio evolves with a broader product range. We sold 13,221 cars in 2022 compared to 7,255 cars in 2014, the year before our initial public offering, and sales are expected to continue to increase gradually.

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

We depend on the sales of a small number of car models to generate our revenues. Our current product portfolio consists of ten Range models, two Special Series models and one strictly limited edition Icona model. In 2022, with the launch of the Purosangue and the 296 GTS, we met our previously announced objective of introducing 15 new models by 2022 (as announced at our Capital Markets Day in September 2018), which is unprecedented for Ferrari over a similar time frame. At our Capital Markets Day in June 2022, we announced our plan to introduce 15 new models over the period from 2023 to 2026. Despite our expanded offering, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our Special Series and limited edition models (including the Icona limited editions) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars (including our Special Series and limited edition models) to sustain sales growth in the future.

We are subject to risks related to pandemics or public health crises, including COVID-19, that may materially and adversely affect our business.
Public health crises such as pandemics or similar outbreaks could adversely impact our business. Over the last three years the global spread of COVID-19, including variants thereof, led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, including changes in consumer spending and behavior, disruption to supply chains and financial markets, as well as restrictions on business and individual activities, leading to a global economic slowdown and a severe recession in several of the markets in which we operate, which may reverberate after all restrictions are lifted.

From mid-March to early May 2020, we temporarily suspended production at our plants in Maranello and Modena, while implementing remote working arrangements for all non-manufacturing related activities. We were able to return to full production in May 2020. We generally realize minimal revenue while our facilities are shut down, but we continue to incur expenses. Moreover, the negative cash impact is exacerbated by the fact that, despite not selling cars, we have to continue to pay suppliers for components previously ordered. We continue to take certain preventative measures to combat the spread of COVID-19 at our facilities, including the provision of personal protective equipment and guidelines to ensure safe working arrangements and avoid large gatherings, although certain measures were suspended from December 2022 based on an overall improvement in the management of the pandemic and in line with government regulations. Should the conditions relating to COVID-19 adversely change, we may have to re-implement certain measures that were suspended or implement additional measures as required. Additionally, remote work continues to be available for those employees whose job activity is compatible with such work arrangements.

Despite delays in shipments of cars from March 2020 to May 2020 in connection with the COVID-19 pandemic and related government measures, since May 2020 substantially all Ferrari dealerships have remained operational and order collections continued, with the exception of additional closures at certain dealerships in China during 2022 due to COVID-19-related restrictions. These restrictions did not have a significant impact on our business and expected deliveries were made as planned once restrictions were lifted. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Financial Overview”. Although COVID-19-related restrictions have been lifted or relaxed across most of the markets where we operate, certain restrictions have remained in place or been reimplemented in some instances and our businesses may continue to experience impacts from a resurgence of COVID-19 or other widespread public health crises, such as incremental health and safety measures and related increased expenses, capacity restrictions and closures, with a potential adverse impact on our business, results of operations and financial condition. We may yet experience a new shutdown or slowdown of all or part of our manufacturing facilities, including in the event that our employees are diagnosed with COVID-19 or our supply chains are disrupted. Our suppliers, customers, dealers, franchisees and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of safety concerns, shutdowns, slowdowns, illness of such parties’ workforce and other actions and restrictions requested or mandated by governmental authorities. Furthermore, the COVID-19 pandemic or other widespread public health crises may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. In addition, the COVID-19 pandemic or other widespread public health crises may lead to higher working capital needs, reduced liquidity and certain limitations in the supply of credit, which may ultimately lead to higher costs of capital for Ferrari. Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.

Our brand activities across different jurisdictions have also been, and may continue to be, adversely impacted, due to the temporary closure of the Ferrari stores, museums and theme parks in the first quarter of 2020 to comply with government orders, with an adverse impact on our revenues originating from such activities. Although Ferrari stores gradually reopened starting in May 2020, to date in-store traffic has not yet fully recovered to pre-pandemic levels and Ferrari stores, museums and theme parks may continue to be subject to certain restrictions as a result of local regulations, although overall brand activities increased in 2021 compared to 2020. The increase in brand activities continued in 2022 compared to 2021.

The Formula 1 2022 World Championship was not significantly affected by the COVID-19 pandemic, in contrast with the previous two seasons (although the 2022 Russian Grand Prix was cancelled due to the ongoing conflict between Russia and Ukraine, which reduced the races in the 2022 Formula 1 season from 23 to 22). With respect to the Formula 1 2023 World Championship, as of the date of this Annual Report, the Chinese Grand Prix was cancelled due to COVID-19, and the current expectation is that the season will include a total of 23 or 24 races.

The impact of the COVID-19 pandemic or other widespread public health crises on Ferrari’s results of operations and financial condition will depend largely on future events outside of our control, including ongoing developments in the pandemic or other widespread public health crises, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. While we are continuing to monitor and assess the evolution of the pandemic or other widespread public health crises and its effects on both the macroeconomic scenario and our financial position and results of operations, significant uncertainty remains around the length and extent of the restrictions in the markets in which we operate. However, the effects on our business, results of operations, financial performance and cash flows may be material and adverse.

The COVID-19 pandemic or other widespread public health crises may also exacerbate other risks disclosed in this section, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.

Please refer to “Financial Overview” for additional information relating to how the COVID-19 pandemic impacted our results of operations and financial condition.

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

The luxury performance car market is generally affected by global macroeconomic conditions and many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. Global economic growth slowed sharply in 2022 and is expected to stall or contract in the upcoming months. As a consequence, consumers’ confidence is generally showing signs of deterioration. In addition, significant inflationary pressures appeared in 2021 in many of the markets in which we operate and this trend was exacerbated in 2022. Inflation has led and may further lead to increases in the costs we incur for raw materials, utilities or services, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. Furthermore, following the recent rise in inflation, several main central banks raised interest rates rapidly over the course of 2022 and further increases may be implemented in the coming months, which will in turn increase the cost of borrowing as well as the market rates for new car financing. Such increases could impact our ability to obtain affordable financing or could make our cars less affordable to clients, which could cause consumers to delay the purchase of our cars or to purchase less expensive cars.

We are also susceptible to risks relating to epidemics and pandemics of diseases. See “We are subject to risks related to pandemics or public health crises, including COVID-19, that may materially and adversely affect our business”.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in other growth markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies may have an adverse effect on our business, financial condition and results of operations. In general, the banking, economic and monetary crisis, as well as the escalating energy prices triggered by the ongoing conflict between Russia and Ukraine, as well as conflicts elsewhere in the world, may reduce customers’ interest for, and financial ability to buy, luxury products. Although Mainland China, Hong Kong and Taiwan only represented approximately 12 percent of our net revenues in 2022 and is expected to represent a limited proportion of our growth in the short term, slowing economic conditions in Mainland China, Hong Kong and Taiwan may adversely affect our revenues in that region. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in China and other growth markets may adversely affect our business”.

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

Our continued success depends in part on our ability to originate and define products and trends in the automotive and luxury industries, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. We encounter this risk, for example, as we introduce the Purosangue, a luxury high performance four seat, four door Ferrari that we launched in 2022 with deliveries expected to start in 2023. Furthermore this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.

Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The market in which we sell our cars is subject to volatility in demand. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. Global economic growth slowed sharply in 2022 and may stall or further contract in the upcoming months. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in downward price pressure and adversely affect our business, operating results and financial condition. The impact of a luxury market downturn may be particularly pronounced for the most expensive among our car models, which generate a more than proportionate amount of our profits, therefore exacerbating the impact on our results. In addition, these effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.

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

Maranello and Modena are located in the Emilia-Romagna region of Italy which has the potential for seismic activity. For instance, in 2012 a major earthquake struck the region, causing production at our facilities to be temporarily suspended for one day. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters and production facilities may be seriously damaged, or we may stop or delay production and shipment of our cars. See also “We are subject to risks related to pandemics or public health crises, including COVID-19, that may materially and adversely affect our business” for a discussion of the COVID-19 pandemic. Such damage from disasters or unpredictable events could have a material adverse impact on our business, results from operations and financial condition.

We are subject to risks associated with climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters.

Global climate change is resulting, and is expected to continue to result, in natural disasters and extreme weather, such as drought, wildfires, storms, sea-level rise, flooding, heat waves and cold waves, occurring more frequently or with greater intensity. Such extreme events are driving changes in market dynamics, stakeholder expectations, local, national and international climate change policies and regulations.

We are subject to climate-related risks where we conduct our business. Physical impacts of climate change, including natural disasters and adverse weather, could result in disruptions to us, our suppliers, vendors, customers and logistics hubs. These risks may also exacerbate other risks disclosed in this “Risk Factors” section, including but not limited to, our competitiveness, demand for our products, shifting consumer preferences, availability and price of raw materials, and concentration of our production activities in Maranello and Modena.

The global automotive industry in particular is currently experiencing significant developments due to an increased focus on climate change and evolving regulatory requirements relating to fuel efficiency, electrification and greenhouse gas emissions, among others. These evolving requirements and technological changes have caused us, and are expected to continue to cause us, to adapt and change certain aspects of our operations, our future plans and strategies and the allocation of our resources. Failure to effectively manage these aspects may result in increased costs, reputational risks, limits in our ability to manufacture or market certain of our products, or otherwise negatively impact our business, results of operations, profitability and competitive position.

Additionally, our stakeholders, including our customers, employees, suppliers and investors, are increasingly focused on environment, social and governance (“ESG”) matters. From time to time, in alignment with our sustainability strategy, we establish and publicly announce goals and commitments to improve our environmental performance and we have been taking deliberate actions to achieve carbon neutrality by 2030. There can be no assurance that our stakeholders will agree with our sustainability strategy or will be satisfied with our actions in relation to these matters. Additionally, if we fail (or are perceived to fail) to execute our sustainability strategy or achieve our environmental goals, if our sustainability strategy or environmental goals do not meet the expectations and standards of our stakeholders, or if we improperly report our progress in the execution of our sustainability strategy or the achievement of our environmental goals, our reputation could be negatively impacted, causing our customers, employees, suppliers and investors to lose confidence in us and our brand, which could negatively impact our business, access to capital or have an adverse effect on our revenues and profitability.

A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, especially considering that such cyber incidents may remain undetected for long periods of time. Additionally, a significant portion of our office personnel moved to a “remote work” model in response to the COVID-19 pandemic and full- or part-time remote work arrangements are now expected to continue in the future for part of our personnel. Remote work relies heavily on the use of remote networking and online conferencing services, which expose us to additional cybersecurity risks. For any of these reasons, we may experience system malfunctions or interruptions. Although our systems are diversified, including multiple server locations, several layers of cybersecurity countermeasures and controls, a range of software applications for different regions and functions, and we periodically assess and implement actions to reduce risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees.

As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. Therefore we are subject to a variety of ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation.

We expect that future generations of cars will feature an increasing degree of connectivity for purposes of infotainment, safety and regulatory compliance, and the increased demand for a “connected car” has led to increased digitization of car systems, the wide application of software, and the creation of new, fully digital mobility services. This technology is capable of transmitting and storing an increasing amount of personal information belonging to our customers. These new features may increase the cyber security risk of our cars. Any unauthorized access to in-vehicle IT systems may compromise the car security or the privacy of our customers’ information and expose us to claims as well as reputational damage. In addition, our third parties could also be subject to external cyber-attacks. Should the third party be connected to our system, the cyber attacker could potentially penetrate our IT systems. Although we prioritize cybersecurity on all of our cars and when processing personal data, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

Cybersecurity is the object of increasing regulatory updates and we will be required to keep our internal systems updated to comply with the new rules that may come into force. For instance, pursuant to the UN-ECE regulations, we will be required to maintain over time, and to periodically renew, the Cyber Security Management System (“CSMS”) to register and sell our cars, as well as to demonstrate that we are able to deal with, and aware of, potential cyber risks, both for our cars and for our enterprise. Failure in maintaining the Cyber Security Management System Certification could result, for the countries where the regulations are applicable, in impossibility to homologate and sell new vehicles.

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

Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Overview of Our Business—Racing Activities—Formula 1 Activities.” If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of profits related to Formula 1 activities may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers, including potentially as a result of increasing popularity of other racing events. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.

Compliance with the FIA Formula One regulations, which are periodically amended by the Formula One Commission and then approved by the FIA World Motorsport Council, requires significant changes to our racing cars, processes and operations. If we are unable to effectively adapt our cars to comply with changes in FIA Formula One regulations, our performance in races may suffer. These changes may result in adverse effects on our revenues and results of operations.

Starting from 2021, new FIA Formula One financial regulations have been introduced. These provide for a cap on spending for all chassis costs and expenses (excluding, among others, the activities to enable the supply of the current power units, marketing costs, drivers’ salaries and the top three personnel at each team). The budget cap for the 2022 Formula 1 season was approximately $146 million. A similar cap has now been introduced also for the development of the power units that will be used in the 2026 season and is applicable for spending starting in 2023. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The 2023 budget cap, which relates to the chassis as well as the power units to be used in 2026, is currently being defined. In October 2022, Ferrari received a certificate of compliance from the FIA Cost Cap Administration for 2021. The cap on expenses affects the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources.

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

In connection with our new Lifestyle Strategy, we continue to streamline our existing arrangements with licensing partners. This may adversely affect our results from brand activities, particularly in the short to medium term while our broader Lifestyle Strategy is carried out.

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

Our success and competitive positioning depend on, among other factors, our registered intellectual property rights, as well as other industrial or intellectual property rights, including confidential know-how, trade secrets, database rights and copyrights. To protect our intellectual property, we rely on intellectual property laws, agreements for the protection of trade secrets, confidentiality and non-disclosure agreements, and other contractual means. Such measures, however, may be inadequate and our intellectual property rights may be infringed or challenged by third parties, and our confidential know-how or trade secrets could be misappropriated or disclosed to the public without our consent. Consultants, vendors and current and former employees, for example, could violate their confidentiality obligations and restrictions on the use of Ferrari’s intellectual property. Ferrari may not be able to prevent such infringements, misappropriations or disclosures, with potential adverse effects on our brand, reputation and business. In particular, our components may be subject to product piracy, where our components are counterfeited, which may result in reputational risk for Ferrari. The risks described above arise particularly in our Brand activities (see “Overview of Our Business—Ferrari Lifestyle Strategy”).

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

We operate in a number of growth markets, both directly and through our dealers. We believe we have potential for further success in new geographies, in particular in China, but also more generally in Asia, recognizing the increasing personal wealth in these markets. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth will be sustained. For example, rising geopolitical and social tensions, pandemics or similar public health crises, or slowdowns in the rate of growth there and in other emerging markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.

Our exposure to growth countries may increase, as we may pursue expanded sales in such countries. Economic and political developments in growth markets, including economic crises, political instability or social tensions, have had and could have in the future material adverse effects on our results of operations and financial condition. Further, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control. For instance, since August 2021 the President of the People’s Republic of China has repeatedly signaled the government’s intention to regulate the spending patterns of individuals and families with ultra-high incomes and encourage high-income groups and enterprises to return more to society. Resulting regulatory action or similar statements by governmental authorities may affect the social acceptability of spending on luxury goods.

Maintaining and strengthening our position in these growth markets is a component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several growth markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions, pandemics and macro events may adversely affect us”.

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
•political instability, natural disasters, pandemics or other widespread public health crises, war or events of terrorism; and
•the strength of international economies.
If we fail to successfully address these risks, many of which we cannot control, our business, operating results and financial condition could be materially harmed.

If we were to lose our Authorized Economic Operator certificate, we may be required to modify our current business practices and to incur increased costs, as well as experience shipment delays.

Because we ship and sell our cars in numerous countries, the customs regulations of various jurisdictions are important to our business and operations. To expedite customs procedure, we obtained the European Union’s Authorized Economic Operator (“AEO”) certificate. The AEO certificate is granted to operators that meet certain requirements regarding supply chain security and the safety and compliance with law of the operator’s customs controls and procedures. Operators are audited periodically for continued compliance with the requirements. The AEO certificate allows us to benefit from special expedited customs treatment, which significantly facilitates the shipment of our cars in the various markets where we operate. If we were to lose the AEO status, including for failure to meet one of the certification’s requirements, we would be required to change our business practices and to adopt standard customs procedures for the shipment of our cars. This could result in increased costs and shipment delays, which, in turn, could negatively affect our results of operations.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to operate efficiently.

All of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These regulations and the provisions in our collective bargaining agreements may impede our ability to organize our business successfully to compete more efficiently and effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our results of operations and financial condition.

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

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies, including those relating to the Patent Box tax regime in Italy, as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. See also “We currently benefit or seek to benefit from certain special tax regimes, which may not be available in the future”. The impact of any such tariffs on our operations and results is uncertain and could be significant, and we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design phase of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally, or any decisions by policymakers to implement taxes on luxury automobiles, could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt.

As of December 31, 2022, our gross consolidated debt was approximately €2,812 million (which includes our financial services). See “Financial Overview—Liquidity and Capital Resources—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. For other risks related to a rise in interest rates, see also “Our indebtedness could adversely affect our operations and we may face difficulties in servicing or refinancing our debt” and “Car sales depend in part on the availability of affordable financing”. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. The year 2022 was characterized by rising volatility in exchange rates. The U.S. Dollar remained strong against the Euro over the first nine months of 2022 before reversing this trend with a decline in the last quarter of the year, while the Japanese Yen and Pound Sterling progressively depreciated against the Euro over the course of 2022. In early 2023 the Euro has continued its upward trend against the main currencies to which Ferrari is exposed. If the U.S. Dollar or some other currencies were to depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Financial Overview—Trends, Uncertainties and Opportunities”.

We seek to manage risks associated with fluctuations in currency through financial hedging instruments. Although we seek to manage our foreign currency risk in order to minimize any negative effects caused by rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if these conditions persist. Moreover, the valuation of hedging instruments is influenced by the market dynamics of several financial factors, such as exchange rates, interest rates and implied volatility, that can negatively impact our cost of hedging and the valuation of our outstanding hedging transactions at fair value.

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

In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates may rise generally based on governmental monetary policies or actions of central banks, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Economies around the world have recently experienced significant inflationary pressures, with inflation measures in the United States, Europe and the United Kingdom reaching levels not recorded for several decades. In response, monetary authorities have taken anti-inflationary measures including rapid increases in interest rates which are gradually transferring to market credit rates. If consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may choose not to, or may not be able to, obtain financing to purchase our cars.

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

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through asset-backed financing programs. At December 31, 2022, an amount of $1,179 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Financial Overview—Liquidity and Capital Resources—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our controlled or associated finance companies would become more difficult and expensive and our financial condition may therefore be adversely affected.

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

Our dealer and retail customer financing in Europe are mainly provided through Ferrari Financial Services GmbH, our partnership with FCA Bank S.p.A. (“FCA Bank”), which is a joint venture between FCA Italy S.p.A. (a subsidiary of Stellantis N.V.) and Crédit Agricole Consumer Finance S.A. (“CACF”). If we fail to maintain our partnership with FCA Bank, we may not be able to find a suitable alternative partner with similar resources and experience and continue to offer financing services to support the sales of Ferrari cars in key European markets, which could adversely affect our results of operations and financial condition. In December 2021, Stellantis N.V. (hereinafter also “Stellantis” and together with its subsidiaries, the “Stellantis Group”) communicated its intention to create a leading operational leasing group and enhanced captive finance arm. As part of the proposed transaction, in the first half of 2023 CACF is expected to acquire the 50 percent stake in FCA Bank currently owned by Stellantis. In early 2023 Ferrari received a change of control notification from FCA Bank and Ferrari now has the option to accept the change of control and continue the joint venture or not to accept it and discuss further developments with FCA Bank.

Engine production revenues are dependent on Maserati’s ability to sell its cars.

We produce V8 and V6 engines for Maserati pursuant to a multi-year arrangement with Maserati, which will expire at end of 2023. While Maserati is required to compensate us for certain production costs, in the event that the sales of Maserati cars decline compared to the contractual requirements of our engine production agreements with Maserati, our revenues from the sale of engines may be adversely affected.

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

Exor N.V. (“Exor”) is our largest shareholder, holding approximately 24.44 percent of our outstanding common shares and approximately 36.25 percent of our voting power (as of February 13, 2023). Therefore, Exor has a significant influence over matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 13, 2023, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.39 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to approximately 15.42 percent of voting interest in us (as of February 13, 2023). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, Piero Ferrari also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Trust Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

We may have potential conflicts of interest with Stellantis and Exor and its related companies.

Questions relating to conflicts of interest may arise between us and Fiat Chrysler Automobiles N.V., our former largest shareholder, renamed Stellantis N.V., in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and Stellantis. For example, Mr. John Elkann, our Executive Chairman, is the Chairman and an executive director of Stellantis and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of Stellantis or Exor, our and Stellantis’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest, such as our arrangement to supply engines for Maserati cars. Exor holds approximately 24.44 percent of our outstanding common shares and approximately 36.25 percent of the voting power in us (as of February 13, 2023), while it holds approximately 14.35 percent of the outstanding common shares in Stellantis (based on SEC filings). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. Exor also owns a controlling interest in CNH Industrial N.V. and Iveco Group N.V., which were part of the former Fiat Group before being spun-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and Stellantis or Exor, as applicable.

Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.

The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 13, 2023, Exor had approximately 24.44 percent of our outstanding common shares and a voting interest in Ferrari of approximately 36.25 percent. As of February 13, 2023, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari held voting rights relating to approximately 10.39 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, approximately 15.42 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, summarized under “Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Corporate Governance—Loyalty Voting Program”.

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

One step of our Separation (see “Overview—History of the Company”) from FCA (references to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, prior to the merger between FCA and Peugeot S.A. completed on January 16, 2021, which resulted in the creation of Stellantis N.V.) included a demerger from FCA of our common shares previously held by it. In connection with a demerger under Dutch law, the demerged company may continue to be liable for certain obligations of the demerging company that exist at the time of the demerger, but only to the extent that the demerging company fails to satisfy such liabilities. Based on other actions taken as part of the Separation, we do not believe we retain any liability for obligations of FCA, now Stellantis, existing at the time of the Separation. Nevertheless, in the event that Stellantis fails to satisfy obligations to its creditors existing at the time of the demerger, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect. See “Overview—History of the Company”.

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

In order to reduce future potential disputes with tax authorities, we seek advance agreements with tax authorities on significant matters. In particular we filed a ruling application for advance pricing agreement (APA) on transfer pricing, which is expected to be resolved upon by the end of 2023.

In November 2022 we filed a request for admission to the Cooperative Compliance Regime in Italy, which provides for constant and preventive discussions between the taxpayer and the Italian tax authorities on the most significant transactions, characterized by tax risks, and the definition of the relevant tax treatment. Our admission to the Cooperative Compliance Regime is expected by the end of 2023.

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

On October 8, 2021, an agreement was reached between 136 countries for a two-pillar approach to international tax reform (the “OECD Agreement”). Amongst other things, Pillar One proposes a reallocation of a proportion of tax to market jurisdictions, while Pillar Two seeks to apply a global minimum effective tax rate of 15 percent most likely starting from 2024. The OECD Agreement is likely to determine changes in corporate tax rates in a number of countries in the coming years. The impact of changes in corporate tax rates on the measurement of tax assets and liabilities depends on the nature and timing of the legislative changes in each country, which are subject to uncertainty.

There may be potential “Passive Foreign Investment Company” tax considerations for U.S. holders.

Shares of our stock would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We are currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with applicable tax regulations in Italy. Law Decree No. 146 as amended by the 2022 Italian budget law, replaced the former Patent Box regime (which allowed taxpayers to exempt from corporate income tax (IRES) and regional income tax (IRAP) up to 50% of their income derived from the direct or indirect exploitation of intangibles) by introducing a new Patent Box regime with a 110% “super tax deduction” for research and development expenses related to eligible intangible assets. The decree provides for a specific transitional procedure between the two regimes. The amount of the related tax benefits (if any) that the Group may receive from the Patent Box or other tax regimes remains subject to uncertainty.

In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no.126/2020, which reopened the voluntary step up of tangible and intangible assets, with the application of a three-percent substitutive tax rate. The budget law for fiscal year 2022 introduced some retroactive changes to the step-up regime. In particular, it provided for an increase from 18 years to 50 years of the amortization period for tax purposes for any trademarks and goodwill that benefited from the step-up regime, which reduces the annual financial benefit but does not affect the overall positive impact of the incentive.

Furthermore, we currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses and for the investments on manufacturing equipment, the Allowance for Corporate Equity (ACE) and tax credits for energy costs, which result in tax savings.

These measures continue to mitigate the tax burden in Italy. Significant changes in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges. See also “Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.”

Overview

Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful racing team in the history of Formula 1. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. We are the only team which has taken part in all the editions of the Championship, racing in more than 1,000 Formula 1 Grand Prix races. We believe that our history of excellence, technological innovation and defining style transcends the automotive industry, and is the foundation of the Ferrari brand and image. We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 177 authorized dealers operating 196 points of sale as of the end of 2022.

We believe our cars are the epitome of design, performance and driving thrills. Our product offering comprises four main pillars: Range, Special Series, Icona and Supercar. Our current product portfolio (including cars presented in 2022, for which shipments will commence in future years) is comprised of ten Range models (four V8 internal combustion engine (“ICE”) models: Roma, Portofino M, F8 Tributo and F8 Spider; two V12 ICE models: 812 GTS and Purosangue; two V6 hybrid models: 296 GTB and 296 GTS; two V8 hybrid models: SF90 Stradale and SF90 Spider), two Special Series models (812 Competizione and 812 Competizione A), and our latest Icona expression (Daytona SP3). In 2022, we launched two new models: the 296 GTS (the spider version of the 296 GTB), a PHEV featuring a new V6 engine, and the Ferrari Purosangue, the first ever four-door, four-seater Ferrari featuring a V12 internal combustion engine. In 2022, with the launch of the Ferrari Purosangue and the 296 GTS, we met our previously announced objective of introducing 15 new models by 2022 (as announced at our Capital Markets Day in September 2018), which is unprecedented for Ferrari over a similar time frame. In the first quarter of 2022 we completed the shipments of the Ferrari Monza SP1 and Monza SP2, our first Icona expression.
We also produce limited edition Supercars and One-Off cars. Our most recent Supercar model, the LaFerrari Aperta, the spider version of the LaFerrari, was launched in 2016 to celebrate our 70th anniversary.
In 2022, we shipped 13,221 cars and recorded net revenues of €5,095 million, EBIT of €1,227 million, net profit of €939 million and earnings before interest, taxes, depreciation, and amortization (EBITDA) of €1,773 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP financial measures we present, see “Financial Overview—Liquidity and Capital Resources—Non-GAAP Financial Measures”.

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC, which represented respectively 45.1 percent, 26.1 percent, 11.7 percent and 17.1 percent of units shipped in 2022. The geographic distribution of shipments reflects deliberate allocations driven by the pace of introduction of individual models.

We focus our marketing and promotion efforts on the investments we make in our racing activities and in particular, Scuderia Ferrari’s participation in the FIA World Endurance Championship and in the FIA Formula 1 World Championship, the latter being the pinnacle of motorsport and is one of the most watched annual sports series in the world, with approximately 445 million unique viewers in 2021 and an average total audience for a Grand Prix weekend of 70.3 million. (Source: Formula 1 Press Office). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public. In 2022, we unveiled the 296 GT3, the V6 that will replace the 488 GT3, which delivered 119 titles and over 500 wins and takes its place in history as the most successful racing Ferrari to date. In the same year, we also unveiled our new Le Mans hypercar, the 499P, which marks Ferrari’s return to the top tier of the FIA World Endurance Championship in the 2023 Season, 50 years after we last competed for the title.

Ferrari’ presence in the broader luxury landscape is a unique opportunity to ensure brand relevance across present and future generations and to amplify the cultural relevance of our brand. As one of the world’s primary luxury brands, we operate in carefully selected luxury and lifestyle categories - personal luxury goods, collectibles and experiences, the role of which is to fuel long-term growth by broadening our customer base and expanding our unique value proposition beyond our core business, while preserving the brand’s DNA, its heritage and values. See below “Overview of Our Business—Ferrari Lifestyle Strategy”.

As part of our Lifestyle activities, in 2021 we launched our own Ferrari fashion collections with dedicated fashion shows in June 2021, February 2022 and September 2022. We also license the Ferrari brand to a limited number of producers and retailers of luxury and lifestyle sectors, including theme parks that, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts. The world of Ferrari can also be experienced in our Ferrari Museum in Maranello and in the Enzo Ferrari Museum in Modena. Our international network of Ferrari Stores consisted of 16 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2022, where visitors can find our fashion collection, as well as on our website and in selected multi-brand points of sale.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and fuel long term growth in existing and emerging markets, while expanding the Ferrari brand to carefully selected lifestyle categories.

History of the Company

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

Ferrari became an independent, publicly traded company following its separation from Stellantis (prior to the merger with Peugeot S.A. in January 2021, FCA ), which was completed on January 3, 2016 (the “Separation”) and occurred through a series of transactions including (i) an intragroup restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange in October 2015 under the ticker symbol RACE, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. On January 4, 2016, the Company also completed the listing of its common shares on the Mercato Telematico Azionario (“MTA”, subsequently renamed Euronext Milan), under the ticker symbol RACE.

Industry Overview

Within the luxury goods market, we define our target market for luxury performance cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 150,000 (including VAT). The luxury performance car market historically has followed relatively closely growth patterns in the broader luxury market. The luxury performance car market is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.

Following the sharp recession of 2008-2009, the luxury performance car market has been resilient to further economic downturns and stagnation in the broader economy, driven by an increase in new product launches. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are primarily produced by established European manufacturers. In turn, the changing demographic of customers and potential customers is driving an evolution towards luxury performance cars also suited to an urban and more frequent use. Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants to the industry, which in turn has resulted in higher sales overall in the market.

After the challenges brought by the onset of the COVID-19 pandemic in 2020, which depressed industry volumes, the luxury performance car market experienced a V-shaped recovery in 2021 and in 2022, when it surpassed 2019 pre-pandemic levels. Ferrari shipments surpassed the 2019 pre-pandemic levels a year earlier, in 2021, benefiting from actions taken to mitigate the impact of the COVID-19 pandemic (including widespread vaccination campaigns) and to maintain production capacity.

One of the key elements driving the positive performance of the market in 2021 and 2022 was the renewed product offering by several competitors. This strong performance of the luxury performance car market was achieved despite several adverse global events like supply chain issues, the semi-conductor crisis, the ongoing conflict between Russia and Ukraine, and rising inflation. Most of the producers in the luxury performance car market managed to navigate through these difficulties by adjusting their supply chain policies and by revising their pricing strategies, as well as through the aforementioned renewal of their product offerings.

Unlike in other segments of the broader luxury market, in the luxury performance car market, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement of a new product is capable of creating and capturing its own demand from clients. The luxury performance car market also experienced an increased demand for personalization and digital connectivity, with several industry players introducing customized solutions to serve local markets.

Growing environmental concerns are leading to the implementation of increasingly stringent emissions regulations and an increase in demand for both hybrid and electric vehicles. Cost and limited charging infrastructure are currently limiting factors in the demand for electric vehicles, but advancements in battery technology in coming years are expected to boost sales of hybrid and electric high-performance luxury vehicles, although at a slower pace compared to mass market vehicles. The ability to combine driving experience with hybrid and electric technology will be key for the commercial success of high performance luxury vehicles.

As shown in the chart below, our volumes in recent years have proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as to the higher number of models in our product portfolio and our more frequent product launches compared to our competitors.
•Ferrari and Luxury Performance Car Industry data are updated to December 31, 2022.
•We identify the Luxury Performance Car Industry to include all luxury sports cars with power above 500 hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Polestar, Porsche and Rolls-Royce.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 91% of the total Ferrari shipments in 2022).
•Data for the Luxury Performance Car Industry based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, Canada, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Hungary-Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.

In 2022, Ferrari’s volumes in the largest 25 markets increased compared to 2021, primarily driven by the contribution from our renewed and enlarged product range. In 2022, we had a market share of 24% in the luxury performance car market.

The chart below sets forth our market shares in 2022 based on volumes in our largest 25 markets by geographical area.

•Ferrari and Luxury Performance Car Industry data are updated to December 31, 2022.
•We identify the Luxury Performance Car Industry to include all luxury sports cars with power above 500 hp, and retail price above Euro 150,000 (including VAT) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Polestar, Porsche and Rolls-Royce.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 91% of the total Ferrari shipments in 2022).
•Data for the Luxury Performance Car Industry based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, Canada, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Hungary- Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.
•Ferrari is market leader in several countries, including France, Italy, Japan, Mainland China, Taiwan and Singapore, among others.

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

Competition

Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies that own luxury brands as well as small producers exclusively focused on luxury cars, like us. Our main competitors are Lamborghini, McLaren, Aston Martin, Rolls-Royce and Bentley, as well as Porsche, Mercedes and Audi in certain segments of the market, and may vary based on the technical characteristics and target customer segment for each model.

Competition in the luxury performance car market is primarily driven by the strength of the brand and the appeal of the products in terms of performance, styling and innovation as well as by the manufacturers’ ability to regularly renew their product offerings in order to continue to stimulate customer demand.

Competition among similarly positioned luxury performance cars is also driven by price and total cost of ownership. Resilience of the car value after a period of ownership is an important competitive dimension among similarly positioned luxury cars, because higher resilience decreases the total cost of ownership and promotes repeat purchases: we believe this is a strong competitive advantage of Ferrari cars.

Overview of Our Business

Range, Special Series, Icona and Supercar: New Ferrari Line-Up Strategic Pillars
Our product offering comprises four main pillars: Range, Special Series, Icona and Supercar. Our current product portfolio as of 2022 includes ten Range models (four V8 internal combustion engine (“ICE”) models: Roma, Portofino M, F8 Tributo and F8 Spider; two V12 ICE models: 812 GTS and Purosangue; two V6 hybrid models: 296 GTB and 296 GTS; two V8 hybrid models: SF90 Stradale and SF90 Spider), two Special Series models (812 Competizione and 812 Competizione A), and one strictly limited edition Icona model (Daytona SP3). We also produce limited edition Supercars and One-Off cars. Our most recent Supercar model, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th anniversary. In 2022, we launched the 296 GTS and the Purosangue.

Our diversified product offering includes different architectures (such as front-engine and mid-rear engine), engine sizes (V6, V8 and V12), technologies (natural aspirated, turbo-charged, hybrid), body styles (such as coupes, spiders, targa and 4-doors) and seats (2 seaters, 2+ seaters, 4 seaters).

We target end clients seeking high performance cars with distinctive design and state-of-the-art technology. Our broad product portfolio is designed to fulfill the strategy of “different Ferrari for different Ferraristi, different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of current and new customer segments (in terms of sportiness, comfort, on-board space and design, amongst others) and that can allow our existing clients to use a Ferrari in various moments of their lives. We believe that our target end clients can be divided into two main categories: on the one hand, the “Sports Car Driver”, a client looking for an elegant and understated design, who like driving their car in a variety of locations and conditions, alone or with passengers, and who use their Ferrari for longer journeys; on the other hand, the “Pilot”, a client looking for a high performing and extreme sports car, who intend to drive their car on track and on challenging roads, and who are looking for an exciting driving experience.

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

The following chart shows the percentage of our unit shipments(1) by pillar(2) for the years ended December 31, 2022, 2021 and 2020:

(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)    There were no shipments of Supercars during the period from 2020 to 2022.

The following chart shows the percentage of our unit shipments(1) by geographic market for the years ended December 31, 2022, 2021 and 2020:
(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.

See also “Financial Overview—Trends, Uncertainties and Opportunities—Shipments”.

The following chart shows the percentage of our unit shipments(1) by engine type for the years ended December 31, 2022, 2021 and 2020:

(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.

Range
We believe that our target end clients can be divided into two main categories: Pilot and Sports Car Driver.

Range models designed for the Pilot clients are characterized by compact bodies, a design guided by performance and aerodynamics, that often benefit from technologies initially developed for our Formula 1 single-seaters or Ferrari GT racing activities. They favor performance over comfort, seeking to provide the driver with an immediate response and superior handling, leveraging state-of-the-art vehicle dynamics, components and controls. We currently offer seven such models: the SF90 Stradale and the SF90 Spider, our first series production cars which feature PHEV technology that combines a V8 engine (780 hp) with three electric motors allowing the car to reach 1,000 hp; the F8 Tributo and the F8 Spider, equipped with a mid-rear V8 engine (720 hp) and 4 time winner of the engine of the year award; the 812 GTS, equipped with a front V12 engine (800 hp); the 296 GTB and the 296 GTS, powered by the first 6-cylinder engine installed on a Ferrari road car, producing 830 hp of total power output delivered by the new 120° V6 engine (663 hp), coupled with an electric motor capable of delivering a further 122 kW (167 hp) – an unprecedented performance for a V6 car.

Our Range models that are designed for the Sports Car Driver client, which also exhibit the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and on-board life quality. We currently offer three such models: two models equipped with our V8 engine, the Ferrari Roma (620 hp) and the Ferrari Portofino M

(620 hp), and one model equipped with our V12 naturally aspirated engine, the new Ferrari Purosangue (725 hp) launched in September 2022.

Special Series

From time to time, we also design, engineer and produce Special Series cars which can be limited in time or volume and are usually based on some of our Range models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving thrills. Our Special Series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new Range models. In 2021, we launched the 812 Competizione, shipments of which commenced in 2022, and the 812 Competizione A, whose shipments are expected to commence in 2023. The 812 Competizione and the 812 Competizione A, respectively a coupe and targa, both feature 830 hp engines and represent the pinnacle of our technical expertise and performance with an extraordinary weight to power ratio of 1.79 kg/hp, which puts them at the top of our V12 car category, reaching 0-100 km/h in 2.85 seconds and 0-200 km/h in 7.7 seconds. In 2020, we completed the deliveries of the Ferrari 488 Pista and Ferrari 488 Pista Spider, our previous Special Series models.

Icona

In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic concepts of our history and reinterprets them in a modern fashion, pairing timeless design with state-of-the-art materials and technology. The first example of this strictly limited-edition product line-up is the Ferrari Monza SP1/SP2, which is inspired by the classic collectible barchetta cars, the 750 Monza and 860 Monza. In 2021, the Daytona SP3 was unveiled. This limited-edition targa takes inspiration from legendary Ferrari sports prototypes of the 1960s and sports a naturally aspirated V12 engine, mid-rear-mounted in typical racing car style. The most iconic of all Ferrari’s engines, this power unit delivers 840 hp – along with 697 Nm of torque and maximum revs of 9500 RPM – making it the most powerful naturally aspirated road engine ever built by Ferrari.

Supercars

In line with our tradition of Supercars starting with the GTO (288 GTO) in 1984 and including the Enzo in 2002, the LaFerrari in 2013 and the LaFerrari Aperta, our latest supercar launched in 2016, we also produce limited edition Supercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future Range models, with innovative features and futuristic design.

One-Offs

In order to meet the varying needs of our most loyal and discerning clients, we also produce a very limited number of One-Off models. While based on the chassis and equipped with engines of one of the current models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models emerged from our One-Off program include the SP12 EC (inspired by the 512 BB and created in 2011), the F12 TRS (a radical two-seat roadster created on the platform of the F12 berlinetta in 2014), the Ferrari SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40), the 458MM Speciale (the last mid rear model with a V8 naturally aspirated engine in 2016), the Ferrari P80/C, a real track car taking inspiration from past Ferrari Sport Prototipo models, and the Ferrari Omologata, based on the 812 Superfast V12 platform. The most recent models include the BR20, a very elegant V12 based on the GTC4 Lusso and produced in 2021, and the SP48 Unica, based on the F8 Tributo, and the SP51, based on the 812 Superfast but with an open-air configuration, both launched in 2022.

The following chart shows our product offering’s strategic pillars in terms of their appeal to Ferraristi and Collectors respectively.

Personalization Offer

All of our models feature highly customizable interior and exterior options, which are included in our personalization catalogue. Some of these options include performance contents like carbon fiber parts, carbon fiber wheels, titanium exhaust systems, alternative brake caliper colors, parking cameras, MagnaRide dual mode suspension, various door panel configurations, steering wheel inserts and state-of-the-art custom high fidelity sound systems. Starting with the SF90 Stradale and the SF90 Spider, we have also introduced the “Assetto Fiorano” configuration, which provides numerous exclusive features for those who seek extreme performance and design. This more extreme configuration is also available for the 296 GTB and 296 GTS. With the launch of the Purosangue in 2022, we added new options for our customers including dimmable and carbon fiber roof and a design specification package, which provide a complete and holistic offer for all types of customers.

With our “Special Equipment & Atelier” program, we offer clients additional customization choices for their cars. Our specialists are able to guide clients in creating a very customized car through a wide catalogue of special items such as different types of rare leathers (with new colors presented during 2022), custom stitching, special paints, special carbon fiber, and personalized luggage sets designed to match the car’s interior.

The “Tailor Made” program provides an additional level of personalization to meet the increased expectations of our clients. A dedicated Ferrari designer assists clients in selecting and applying virtually any specific design element of their choice. Our clients benefit from a large selection of finishes and accessories in an array of different materials (ranging from cashmere to denim), treatments and hues. To assist our clients’ choice we also offer three collections inspired by Ferrari’s own tradition: Scuderia (taking its lead from our sporting history), Classica (bringing a modern twist to the styling cues of our signature Range models) and Inedita (showcasing more experimental and innovation-led personalization). In 2022, we produced the first cars from the Cavalcade Collection. These cars were specially crafted by Ferrari Tailor Made in order to celebrate ten years of memorable road journeys in a range of striking color themes inspired by spectacular Italian landscapes.

The “One-off” program is the maximum level of personalization and exclusivity. See “—Supercars" and "—One-Offs” above for additional details.

Design

Design is a fundamental and distinctive aspect of our products and our brand. The design of a Ferrari is a structural part of our innovation process, and everything we do to develop the lines of our cars is functional to increase their performance and driving thrills. Our designers, modelers and engineers work together to create car bodies that incorporate the most innovative aerodynamic solutions in the sleek and powerful lines typical of our cars. The interiors of our cars seek to balance functionality, aesthetics and comfort. Cockpits are designed to maximize the driving experience, tending towards more sporty or more comfortable depending on the model. The interiors of our vehicles boast elegant and sophisticated trims and details that enhance the ergonomic layout of all main controls, many of which are clustered on the steering wheel. A guiding principle of our design is that each new model represents a clear departure from prior models and introduces new and distinctive aesthetic elements, delivering constant innovation within the furrow of tradition.

For the design of our cars we have relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and Pininfarina. These partnerships helped Ferrari in defining its design language at the forefront of design advance. Throughout the years this area of excellence has been recognized repeatedly by a long series of awards being bestowed upon Ferrari cars.

In 2010 we established the Ferrari Design Centre, our in-house design department, with the objective of improving control over the entire design process and ensuring long-term continuity of the Ferrari style. The mission of the Ferrari Design Centre is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works of the Ferrari Design Centre (see “—Intellectual Property”). Ferrari Design handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the Range, Special Series, Supercars, Icona, One-Offs, concept cars and some track-only models. Ferrari Design also includes a Color & Trim unit which manages the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the Product Marketing department. Ferrari Design is also often involved in the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Ferrari Lifestyle Strategy”). In 2019, we created the Advanced Design team, a laboratory that aims at defining the brand’s design vision, developing new concepts and formal languages through so far unexplored methods and tools, and trying to achieve simplification and formal purity while staying true to the Ferrari DNA which has characterized its history.

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

In September 2018, we opened a new building for the Ferrari Design Centre, which is our first facility fully dedicated to the Ferrari Design. The new building hosts two Ateliers and the Tailor Made department to engage clients with Ferrari’s rich personalization services. The Ferrari Design Centre has designed our most recent cars, including our entire current line-up.

In 2022, we unveiled, among others:

•The Ferrari Purosangue, the Prancing Horse’s first ever four-door, four-seater;
•The 296 GTS, our latest evolution of the mid-rear-engined two-seater berlinetta spider equipped with our innovative V6 hybrid engine;
•The 296 GT3, the V6 track car that will replace the 488 GT3;
•The 499P, our new Le Mans hypercar for the track;
•The Ferrari Vision Gran Turismo, the first Ferrari concept car, created specifically for the virtual motor sports world, which represents a futuristic Design Manifesto for Ferrari’s road and racing cars.
During its 13 year history, the Ferrari Design Centre has received many prestigious design awards for the cars it has designed, including the following in the last 2 years:

•Ferrari Daytona SP3: Red Dot Best of The Best (2022); EyesOn Design Award (2022); Grand Prix du Design- Automobile Awards (2022);
•Ferrari 296 GTB: iF Design Award (2022); Red Dot Design Award (2022); Car Design Award (2022); AUTONIS - Auto Motor und Sport - Best Design Innovation (2022); Supercar Of The Year – Top Gear Awards (2022);
•Ferrari 812 Competizione: iF Design Award (2022); Red Dot Design Award (2022);
•Ferrari 812 Competizione A: iF Design Award (2022); Red Dot Design Award (2022);
•Ferrari SF90 Spider: iF Design Award (2021); Red Dot Design Award (2021);
•Ferrari Omologata: Red Dot Design Award (2021);
•Ferrari Roma: iF Design Award (2021);
•Ferrari Portofino M: AUTONIS - Auto Motor und Sport - Best New Design (2021).

On September 27, 2021, we announced a long-term, multi-year collaboration with the creative collective LoveFrom. The first expression of this new partnership will bring together Ferrari’s legendary performance and excellence with LoveFrom’s experience and creativity that has defined extraordinary world changing products.

Racing Sports Cars Lifestyle

Product Development and Technological Innovation

Our development efforts take into account the three pillars of competitive advantage of Ferrari cars: design, performance and driving thrills.
Design – sight is the first sense to enjoy a Ferrari and the design of a Ferrari is a structural part of our innovation process. Everything we do to develop the design of our cars is functional to increase their performance and driving thrills.

Performance – features such as power, aerodynamics, weight, driveline and mechatronics all contribute to determine the lap time on track. We strive to ensure that every Ferrari is the best performing car in its segment.

Driving thrills – a key differentiator of Ferrari cars. There are five main elements to driving thrills: longitudinal acceleration, lateral acceleration, braking, gear change and sound.

Innovation Principles

Our goal with innovation is to enhance the performance and driving thrills of our cars. The unique Ferrari way of developing a car involves the following main elements:

•leveraging on Formula 1 and racing-specific know-how;
•prioritizing innovations on core hardware and software;
•tailoring existing solutions available on the market; and
•developing distinctive and iconic components.

In addition to these internally driven factors, regulation is key in determining the direction of innovation.

Furthermore, being prepared for change is part of our DNA, and climate change is a further stimulus for us to innovate. In the near future, we expect Ferrari’s innovation program to be focused not only on electric transition but also on innovative materials, alternative fuels, lubricants and coolants.

In this regard, we have placed significant focus on introducing new materials, such as recycled aluminum, for which CO2 emissions could be reduced by up to 90%, and we are working with partners on the use of alternative fuels, such as hydrogen, E-Fuels, coolants and lubricants which would allow us to reduce emissions while continuing to use internal combustion engines that preserve our heritage.

Our goal is to find technological solutions that will allow us to be compliant with applicable regulations, without penalizing the performance and driving thrills of our cars.

Key Features of our Offer

Three Powertrains with Distinctive Driving Emotions

Ferrari engines are characterized by prime performance in a key parameter for cars’ engines: specific power. We intend to broaden the powertrain offering to include full electric, hydrogen and other technologies as well as the internal combustion engine (ICE) which continues to represent Ferrari’s heritage.

Ferrari targets a well-diversified product portfolio, composed of ICE, hybrid engines and full electric engines, each one delivering distinctive driving emotions.

•ICE – Ferrari will continue to pursue the internal combustion engine evolution and, with the support of partners, will develop solutions in energy efficiency and alternative fuels to build on an essential part of the Company’s heritage.
•Hybrid – our cars have shown that hybrid is the right technology for increasing pure performance, and we have taken advantage of the technology transfer from the racing world. Ferrari firmly believes that the hybrid engine can further increase performance, as evidenced by the four hybrid engine cars currently in our product portfolio.
•Electric – leveraging strong commonalities with the internal combustion engine, including technology transfer from the racing world, precision mechanics, fluid-dynamics and performance software, electric technology will also provide unique elements, driving emotions and the thrills of a true Ferrari.

The worlds of electric and combustion engines have many similarities, including:

•the racing world - Formula 1 and other racing competitions were and will be the starting point for the development and test of new contents to use on our range cars. For instance, the architecture of our electric engine is racing derived; but the challenge has been to industrialize that engine, in order to move from unitary production, to that of thousands of units. A challenge that we have met thanks to the precision mechanics know-how already existing in Maranello;
•the fluid dynamics - cooling systems are key to, among other things, the performance and durability of electric engines. We use our know-how on combustion engine cooling systems to develop the best and most efficient solutions for our future electric engines; and
•the performance software - the performance software, as we apply everything we have learned over the years in the combustion world to the new challenges of the electrification era.

Ferrari Dynamic and Sensors

Sensors and the relevant know-how built over decades contribute to the driving thrills and performance, as well as reliability and car safety.

Our first sensor, a position sensor, was adopted in 1980 on the Ferrari 308GTBi. Now, a Ferrari car can have hundreds of sensors, including accelerometers, gyroscopes, microphones, and others, which improve vehicle dynamics as well as performance and driving thrills.

In the near future, our cars will be equipped with new sensors that will allow us to further improve the existing features and enable new functions, and that will play a fundamental role on battery management, increasing the life of the battery as well as the safety of our cars. Longer term, new sensors technology will allow for new applications and a step-up in performance.

By combining sensors and software, it will be possible to further improve the performance and driving thrills of our cars. For example, comparing a Ferrari with a 6D sensor and one without it, we have reduced our braking distance by approximately 10% thanks to the information collected through accelerometers, gyroscopes, and the deep control vehicle software know-how. Another example is the FAST (“Ferrari Active Suspension Technology”), a technology that enables our cars to apply the best suspension for every driving condition by keeping the vehicle body at the best elevation for riding. FAST controls body roll in corners as well as the tire contact patch over high-frequency bumps.

Architecture

The other principal technical area we are focusing on is the architecture. Our architecture covers all principal technical specifications of future Ferrari models. We expect that innovation requirements will arise principally from: the evolution of engine families; the level of hybridization and electrification; modes of traction; the number of seats up to a real four-seater; and the body style, which will vary much more significantly than in the past.

We expect that our core architectures will be the rear‑mid‑engine architecture and the front‑mid‑engine architecture, each comprising several variants.

Autonomous driving and connectivity

While we do not intend to develop self-driving cars, we will adopt certain features of autonomous driving technology in response to regulatory developments and customer preferences, especially in the Range segment. For example, in 2018 we launched initial functionalities for Advanced Driving Assistant Systems (ADAS) such as predictive braking and automatic cruise control on current models, and further innovations will be introduced in future models.

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

Increased in-house manufacturing and innovation

Ferrari will continue to develop and produce its core components in-house with a strong focus on innovation, while co-developing and tailoring best-in-class existing solutions with selected partners. Strategic partnerships in non-core hardware and software areas will provide access to state-of-the-art technologies, helping to maintain a disciplined approach towards investment whilst enhancing design, performance and driving thrills.

Production and Procurement

Production Process

Our production facilities are located in Maranello and in Modena, Italy (see “—Properties”). Our production processes include supply chain management, production and distribution logistics of cars in our Range models and Special Series, as well as assembly of prototypes and avanseries.

Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs (over 40,000 product identifier codes sourced from approximately 800 total suppliers) entailing complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in or near Maranello, and its management is outsourced to a third party logistics company.

Most of the manufacturing process takes place in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly, and bench testing; at our second plant in Modena (Carrozzeria Scaglietti), we manufacture the aluminum bodyworks of our cars. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Production and Procurement—Procurement”).

Between 2002 and 2012 the plants housing our production processes were entirely renovated or rebuilt and in recent years we have continued to make significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state-of-the-art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly. Since 2021 we have been acquiring additional resources and production equipment, mainly in relation to Battery Electric Vehicles (“BEVs”), to successfully manage the new technological advancements and related challenges resulting from the transition to electrification.

As at December 31, 2022, our production processes employed 1,802 engineers, technicians and other personnel (184 white collar employees and 1,618 workers, of which 422 were temporary production employees). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate a meaningful increase in production compared to current output with the increase of weekend shifts to address special peaks in demand. Since 2021 we have increased production with the introduction of a second shift on car assembly lines in addition to the single shift operated on the V8 assembly line. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. We are also committed to continually improving the reliability of our cars, reducing defects, and optimize finishing.

Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinder heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.

Engine Production

Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinder heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, as well as our own shell and sand casting molds. Once all components are ready, engines are assembled on different lines for our V12 engines, our V8 and V6 engines, and the V6 engines we manufacture for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine goes to the test benches to ensure it delivers the expected performance: approximately 80 to 85 percent of engines are cold tested and approximately 15 to 20 percent of engines are also hot tested and measured for power and torque. In 2022 we produced an average of approximately 101 engines per day, including approximately 10 V12 engines and 57 V8/V6 engines
(including 5 V8 turbo engines for Maserati), as well as 34 V6 engines for Maserati (see “—Production and Procurement—Production Process—Manufacturing of Engines for Maserati”).

Body Assembly

In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. The main components of body-shells are not manufactured internally but are sourced from manufacturers for chassis, bodies and carbon fiber parts. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V8, V6 and V12 aluminum bodies and one dedicated line for the assembly of a special carbon fiber body for the Daytona SP3. We carefully check the alignment of the various parts with electronic templates and gauges and also perform surface controls on the aluminum panels to eliminate any imperfections by either filing or panel beating. Our highly trained specialists also manage specific phases of body-shells preparation, such as the completely manual execution of the “aesthetic weld”, a unique joint weld between flank and roof of certain models, including the Roma. In our Scaglietti plant we also developed a line for the assembly of the Purosangue, specifically dedicated to the construction of this model.

Painting

When transferred to our paint shop, the bodies are mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 180°C. After the cataphoresis, the sealing phase of the body is largely automated. Primers are then applied and fixed at 190°C until the completely grey body-shell is ready for painting. All body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural electrostatic properties) to clean off any dirt particles or impurities before painting. The painting process is automated for larger surfaces, while it is done by hand for some other localized areas. In 2019, we replaced the robot which performs the application of the base coat. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2018, we substituted our clear coat with a new generation 2K (bi-component) transparent coat that allows us to decrease the temperature of the oven from 140°C to 90°C; this is a very innovative process that allows us to simultaneously paint aluminum and carbon fiber parts. At the end of the process “aesthetic blacks” are realized by painting any gaps in the car matte black finish.

Assembly Line and Final Checks

The final assembly of our cars takes place in Maranello. We have three different lines placed at ground level and the first floor of the building. For each model, the initial assembly operations take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a separate sub-line. In 2018, the line on the first floor increased from one shift to two shifts. On the first floor there is also the assembly line for the Daytona SP3; since April 2021 the line on the ground floor also increased to two shifts.

Personalization and Road Tests
During the assembly process of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Range, Special Series, Icona and Supercar: New Ferrari Line-Up Strategic Pillars —Personalization Offer”). After the assembly phase, every car completes a 40-kilometer road test-drive.

Finishing and Cleaning

After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, perform a comprehensive review of the whole car, and polish and finish the bodies to give them their final appearance.

Manufacturing of Engines for Maserati

We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models, such as the Quattroporte and Levante (turbo engines), the GranTurismo and the GranCabrio (aspirated engines). All of the V8 engines that we sell to Maserati are manufactured and assembled according to the same production processes we adopt for the V8s equipped on our cars (see “—Production and Procurement—Production Process”).

In 2011, we began producing a family of engines exclusively for Maserati, in much larger production volumes, to be installed on the Quattroporte and Ghibli (mainly the F160 3.0-liter V6 Turbo engines), and in 2016 we started the production of F161 engines to be installed on the Levante, Maserati’s SUV. The term of our supply agreement with Maserati for the production of V6 and V8 engines will expire in December 2023. Under the framework agreement, Maserati is required to compensate us for certain costs we may incur from our suppliers if there is a shortfall in the annual volume of engines actually purchased by Maserati in that year. In 2022, we sold approximately 1,120 V8 turbo engines to Maserati and approximately 8,020 V6 engines in six different versions, ranging from 330 hp to 450 hp.

In order to meet the V6 volume and specifications requirements of Maserati, in 2012 we built a dedicated assembly facility in Maranello with a much higher level of industrialization compared to production of our V12 engines. Due to the larger volumes and product specifications, our make-or-buy strategy for the production of F160 V6 and F161 V6 engines also differs from the strategy applicable to the production of Ferrari engines. The vast majority of the engine components are sourced externally from our panel of suppliers (see “—Production and Procurement—Procurement”) and in 2020 we started sourcing all casting and machining of the cylinder heads externally, while the V6 assembly line and testing continued to be managed by us in Maranello.

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

For the year ended December 31, 2022, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.

Sales and After-Sales

Our commercial team, which includes 492 employees at December 31, 2022, is organized in four geographic areas covering our principal regional end markets: (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC.

Dealer network

We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2022, our network comprised 177 dealers operating 196 points of sale.

We do not presently own dealerships and, while our strategy does not structurally contemplate owning dealerships, we retain flexibility to adapt to evolving market requirements over time.

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

Despite challenges in the last years resulting from the COVID-19 pandemic, our dealer network has successfully adapted to the new scenario and proactively invested, so that the majority of our dealer network’s worldwide facilities have been upgraded with the latest Ferrari Corporate Identity, in order to provide clients with a superior experience while delivering a unique luxury environment and digital touchpoints to complement the physical space.

Ferrari also uses an omni-touchpoint strategy and continues to engage with dealers and clients at different levels. The client engagement typically takes place at the dealerships, whose ability to promote the client-community life has been reinforced via a new corporate identity implemented in recent years, but also through digital touchpoints such as the MyFerrari App, and through a plan of exclusive experiences organized at our headquarters in Maranello, as well as at regional or dealer level. Client engagement activities typically feature various car driving opportunities, both on track and on the road. We have also developed and implemented several engagement activities aimed at gathering the client community and promoting the discovery of our brand, including through experience touchpoints. While the Casa Ferrari hospitality has been proposed for some years, including in Pebble Beach and Abu Dhabi, in November 2022 the first Universo Ferrari brand exhibition was held outside of Maranello in Sydney.

Competence building and training are also key to the implementation of our strategy. Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. During the last few years our training strategy was quickly adapted by introducing and enhancing virtual-training solutions to cope with travel restrictions, while continuing to foster expertise in the network at the highest level. We also introduced new courses in areas such as digital commercial execution and luxury management, with the aim of delivering the best possible client experience.

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

The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 196 points of sale at December 31, 2022:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.6 percent of our shipments, and our 15 largest dealers representing approximately 23 percent of our shipments in 2022.

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

After-sales

Dealers provide after-sales services to clients, either at facilities adjacent to showrooms or in stand-alone service points across 247 facilities worldwide at December 31, 2022. After-sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

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
After the 7th year of life, a car (if in perfect maintenance condition) can be included in the Main Power warranty coverage program (Maintenance and Power) through to the car’s 15th year of life. Between the 15th year of life and the Classiche eligibility (20 year old car) Ferrari provides its customers, in addition to standard maintenance items, also certain specific maintenance kits (Ferrari Premium) to preserve car performance and safety systems. When a car follows the full maintenance program up to the 20th year of life, it automatically obtains the Ferrari Classiche certification.

While we do not have any direct involvement in pre-owned car sales, we seek to support a healthy secondary market in order to promote the value of our brand, benefit our clients and facilitate sales of new cars. Our dealers provide an inspection service for clients seeking to sell their car which involves detailed checks on the car and a certification on which the client can rely, covering, among other things, the authenticity of the car, the conformity to original technical specifications, and the state of repair. Furthermore, we offer owners of classic Ferrari cars maintenance and restoration services through the 73 Officina Ferrari Classiche workshops that form part of our service network.

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
FFS Inc also has limited remaining dealer financing services in the United States.

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

At December 31, 2022, the consolidated financial services portfolio was €1,400 million and entirely originated in the United States.

Client Relations

Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.

Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Racing Activities—Formula 1 Activities”). We also reach the general public through the activities of our lifestyle division through the sale of luxury goods at our stores and online, the brand’s experience parks and museums, and collectibles. We also engage in other brand-promotional activities through digital platforms such as eSports, and our official social media channels.

Secondly, we target existing and prospective clients on both new car and preowned car sales, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2022, 66% of our new cars were sold to existing Ferrari owners. In recent years, we have pursued a carefully designed enlargement and rejuvenation of our client base, while always respecting the principle of exclusivity. As communicated during our Capital Markets Day in June 2022, over the period from 2018 to 2022 we have grown our active client base by 25%, rejuvenated our loyal client base with new clients on average 8 years younger, and generated 60% new collectors and a 25% increase in the average number of Ferrari cars owned per client. By purchasing our cars, clients become part of a select community sharing a primary association with the Ferrari image and we foster this sense of fellowship with a number of initiatives. We strive to maximize the experience of our clients throughout their period of interaction with Ferrari – from first contact, through purchasing decision process, to waiting-time management and car delivery and enjoyment.

Recognizing the importance of digital touchpoints to enhance the overall client experience, Ferrari continues to develop the MyFerrari App, available exclusively for Ferrari clients to enhance and foster their connection to the Ferrari world through the direct distribution of tailored content. This channel enables clients to directly access features and services, strengthening their relationship with the brand and their preferred official Ferrari dealer.

Client Events

After nearly two years of client gatherings impacted by restrictions in response to COVID-19, with the exception of a few countries, 2022 saw the return of many client activities held in person, a key aspect and attraction for loyal clients to feel the sense of belonging to the Ferrari community.

In April 2022, we launched the 296 GTS, a model which defines the concept of driving thrills and represents our latest evolution of the mid-rear-engined two-seater berlinetta spider equipped with our innovative V6 hybrid engine. Following the launch, in May 2022, we unveiled our season-long Esperienza Ferrari program for new clients, where they can have a full brand experience at Maranello and the opportunity to test drive our new V6 hybrid engine on the 296 GTB both on road and at our historic Fiorano race circuit.

2022 was also an important milestone in the brand’s history, marking our 75th Anniversary. Clients attending our first ever Icona Cavalcade, dedicated exclusively to owners of the first Icona model, the Monza SP1 and Monza SP2, were invited to Maranello in June to join the company’s anniversary celebration, culminating in Ferrari’s Fiorano racetrack being lit by the largest ever LED display, as certified by the Guinness World Records.

In September 2022, Ferrari unveiled the Purosangue, the first ever four-door, four-seater car in the Prancing Horse’s 75-year history. Clients from over 40 countries joined the World Premiere held at the unique Teatro del Silenzio located in the picturesque Tuscan landscape.

In November 2022, the first Universo Ferrari brand exhibition to be held outside of Maranello took place in Sydney, Australia. Guests were offered the opportunity to enjoy various aspects of the Ferrari experience with special models on display including the latest Icona, the Daytona SP3, as well as the Australasia Regional Premiere of the Purosangue.

Throughout 2022, clients also had the opportunity to benefit from the exclusive and dedicated Casa Ferrari hospitality around the world in selected venues, including Formula 1 race weekends in Melbourne, Miami, Singapore and Abu Dhabi, as well as important automotive gatherings like Goodwood Festival of Speed in England and Pebble Beach in Monterey.

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

In addition to on-track activities, we organize various on-the-road driving events for Ferrari owners, both under proprietary formats (Ferrari Cavalcade, including the Cavalcade Classiche that are dedicated to our collectors) and with our own branded presence within established driving events. For example, in the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio, modern Ferrari cars take part in their own dedicated competition before the start of the main racing. There is also a calendar of Ferrari tours organized in various countries allowing all Ferrari owners to enjoy their cars on specially curated road journeys.

Another exclusive driving experience is the Corso Pilota Classiche course, led by experts of the Ferrari Classiche team and aimed at classic car enthusiasts and clients interested in learning more about the Ferrari Classiche certification program and the storied archives at our Officine Classiche restoration department. The initiative also offers the opportunity to experience on-track driving of the models celebrated on our Fiorano race circuit.

Client Experience On Track

The Client Experience On Track (formerly Corse Clienti) made it possible to celebrate the 30th anniversary of the Ferrari Challenge Trofeo Pirelli with initiatives both in Europe and in America. While the European and the United States series were very well attended, the Asia Pacific series, where the championship started in the middle of the season, was still impacted by the effects of the COVID-19 pandemic. In 2023, the Finali Mondiali will take place at the Mugello circuit, which will host the event from October 24 to October 30 (see “—Racing Activities—Mugello Circuit”).

The F1 Clienti and the XX Programme also generated positive results, especially in the second half of the year, as evidenced by the record number of cars at the Finali Mondiali in Imola. With a return in terms of attendance at events comparable to the period prior to the COVID-19 pandemic, the two programs continue to renew themselves while maintaining tradition, introducing elements of novelty and discontinuity appreciated by the participants. Wide participation was experienced in the Corsi Pilota programme, with a new attendance record in the United States and nearly always selling out in Italy.

In terms of media and television coverage, the European and American series recorded significant growth in numbers and benefited from live broadcasting on the official Ferrari YouTube channel, a service also extended to the Ferrari Challenge UK.

In a year dedicated to celebrations, the 50th anniversary of the Fiorano circuit was celebrated with a spectacular event organized on June 15, 2022, which earned the track entry in the Guinness World Records as the largest LED-illuminated racetrack.

Ferrari Classiche

The Ferrari Classiche department supports Ferrari customers in managing their historic Ferrari vehicles (over 20 years from their production) with the objective of keeping as many of these classic cars on the road as possible. Services include the certification of the authenticity of classic Ferrari cars and vehicles of particular historical relevance, the management of Ferrari restoration and repair activities, as well as the management of Ferrari spare parts, including when these are no longer available on the market. The department also provides advice on repair operations carried out on Ferrari Classiche cars within its network.

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

The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are checked, restored and repaired. In addition, in order to provide an enhanced service to owners away from the main workshop in Maranello, starting in 2017 Ferrari Classiche authorized a new service network with 73 Officina Ferrari Classiche workshops to date, primarily for vehicle repairs and the certifications’ inspections or revalidation, and the network is expected to expand in future periods.
The authenticity of the car with respect to the initial specifications is checked via a technical inspection, performed either at the Ferrari Classiche facility in Maranello or at an authorized Officina Ferrari Classiche, and benefits from a comprehensive archive containing drawings of each of the individual chassis and details of historical components. Based on the evidence gathered during this inspection, the car is then presented to an expert committee, chaired by the founder’s son, Piero Ferrari, for the certification.

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

The Ferrari Classiche department also offers assistance services to customers willing to attend driving events (such as 1000 Miglia or other rally and tour) or static events (such as concours of elegance).

Racing Activities

Participation in the FIA Formula 1 World Championship with Scuderia Ferrari and in the World Endurance Championship with the Ferrari Endurance Team is a core element of our marketing effort and promotional activities, as well as an important source of innovation for the support of the technological advancement of Ferrari’s product portfolio. We also compete in the F1 Esports Championship with the Scuderia Ferrari Esports Team and we own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers. Each of these items is further discussed below.

Formula 1 Activities

The FIA Formula 1 World Championship is the pinnacle of motorsports with 445 million unique viewers and a total cumulative global television audience of 1.55 billion in 2021. (Source: Formula 1 Press Office)

Once again in 2021, Formula 1’s social media platforms grew significantly, with the total number of followers up 40 percent to 49.1 million, and video views increased by 50 percent to 7 billion. In 2021, Formula 1’s social media channels were once again the fastest growing major sports league in the world across the four major social platforms and registered the fastest growth in engagement compared to other major sports. (Source: Formula 1 Press Office)

Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, longstanding non-European venues such as Australia, Brazil, Canada, Japan, Mexico and the United States have been joined in the last two decades by racing venues in China, Bahrain, United Arab Emirates, Singapore, Qatar, Saudi Arabia, Russia and Azerbaijan (although neither Russia nor China will host races in 2023). This provides participants in the Formula 1 World Championship exceptional visibility on the world stage.

Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 238 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher and Kimi Raikkonen. Our drivers’ line-up in 2022 comprised Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 racing team, and Carlos Sainz, a young but already experienced talented Spanish driver.

In 2021, the new FIA financial regulations entered into force and are now applicable as updated in 2022, imposing a cap on certain expenses and investments related to operations and the chassis of the cars which may be incurred by any single Formula 1 team. Moreover, development activities were also limited by the new regulation and only one development per component was allowed in the power unit area. In October 2022, Ferrari received a certificate of compliance from the FIA Cost Cap Administration for 2021. In December 2021, the World Motor Sport Council validated the framework for the 2026 Power Unit (PU) Regulations, which includes technical, operational and financial guidelines. The framework identifies key objectives related to, among other things, the environmental impact, cost reduction measures and competitiveness of the FIA Formula 1 World Championship. A detailed document setting out the 2026 Power Unit Regulations was submitted to the World Motor Sport Council during the course of 2022. The 2026 Formula 1 Power Unit Regulations were approved in August 2022 and apply starting in 2023 for motors to be used in the 2026 season. They will apply to power units starting from the 2026 season of the FIA Formula 1 World Championship and, consistent with the framework proposed to the Council, are mainly focused on the sustainability and innovation challenges of Formula 1. In 2022, the World Motor Sport Council also approved changes to the 2022 and 2023 Formula 1 Technical Regulations to address safety matters.

The Formula 1 2022 World Championship was not significantly affected by the COVID-19 pandemic. The Russian Grand Prix was cancelled due to the ongoing conflict between Russia and Ukraine, which reduced the Formula 1 season from 23 races to 22 races.

In terms of results, the season ended with second place for the Scuderia Ferrari in the Constructors’ Championship, with 554 points, four victories, twenty podiums, twelve pole positions, and with second and fifth place finishes in the Drivers’ Championship, for Charles Leclerc and Carlos Sainz, respectively.

Scuderia Ferrari’s continuing participation in the FIA Formula 1 World Championship over the five year period from 2021 to 2025 is governed by two agreements – widely known as New Concorde Agreement - signed on August 18, 2020. The first of such agreements governs the regulatory and governance aspects of the sport, and the second governs the commercial aspects. The New Concorde Agreement recognizes the historical role of Ferrari, the only team that has participated in all Formula 1 World Championship editions since its inception. In exchange for their participation in Formula 1 races, the participating teams receive a share of a prize fund based on the profits earned from Formula 1-related commercial activities managed by Formula 1, including in particular, promoters’ fees, television broadcasting royalties, partnership agreements and other sources. Shares in the prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. We use our share of these payments to offset a portion of the costs associated with Scuderia Ferrari, including the costs of designing and producing the race cars each year and the costs associated with managing a racing team, including the salaries of the drivers, who are typically among the most highly paid athletes in the world. Please see “Risk Factors—Our revenues from Formula 1 activities may decline and our related expenses may grow”.

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

We use the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in Ferrari Formula 1 Club Hospitality to watch and experience the Grand Prix races with Scuderia Ferrari, and our Formula 1 drivers’ participation in various promotional activities for our road cars. We also often sell older Formula 1 cars to customers for use in amateur racing or collection.

More generally, Formula 1 racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury industry, would otherwise incur.

World Endurance Championship

Ferrari confirmed its status as World Endurance Champion of the LMGTE Pro class, both in the Constructors’ and Drivers’ categories, and achieved several other successes during the year. At the end of a season that was once again full of titles and successes in the most important GT championships at the international and national level, in 2022 we unveiled the 296 GT3, the V6 that will replace the 488 GT3, which delivered 119 titles and over 500 wins and takes its place in history as the most successful racing Ferrari to date. In 2022, we also unveiled our new Le Mans hypercar, the 499P, which signals Ferrari’s return to the top tier of the FIA World Endurance Championship in the 2023 Season – 50 years after we last competed for the title.

Scuderia Ferrari Esports team
To further enhance the Ferrari experience, we have been focusing on the ever growing popularity of E-sports. The Scuderia Ferrari Esports Team competes in the F1 Esports Championship, Virtual 24H of Le Mans, and SRO Esports Championship. In 2022, the tournament expanded to cover Europe and North America, with the aim to find new drivers for the Ferrari Esports team and a program to reach a younger audience worldwide.

Mugello Circuit

Located in Scarperia just outside Firenze, for more than 100 years the Mugello Circuit has been one of the leading motorsport venues globally. Internationally renowned as the host venue for the Italian MotoGP Grand Prix since 1976 (and consecutively since 1994), the Formula 1 Grand Prix of Tuscany Ferrari 1000 in 2020, and numerous international motorsports competitions, the 5,245 metres circuit mimicking the natural slopes of the Tuscan hills is also famed for its ultimate driving experience and modern facilities.

Originally a 66 km road circuit, the first motorsport events held at Mugello starting from 1914 were regularity. Enzo Ferrari won in 1921 on an Alfa Romeo class 4.500. The current facilities were designed in the early 70’s and later re-modelled in 1988 when Ferrari bought the circuit. Year after year the track has seen consistent improvements in terms of safety with FIA Grade 1 and FIM Grade A certifications, the highest levels of homologation for a racetrack.

In 2022, the circuit hosted 190 days of track activities and 13 race weekends.

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

In 2022 all certifications were renewed, including for the international standards for sustainable and event management as well as the system of safety and health management on work places.

Ferrari Lifestyle Strategy
Ferrari’s presence in the wider luxury landscape is a unique opportunity to ensure brand relevance across generations. The role of Ferrari Lifestyle is to fuel long term growth by broadening our customers’ base and expanding our value proposition beyond our core business, while preserving our brand’s DNA, its heritage and values.
The goal and mission of our Ferrari Lifestyle Strategy is that of bringing to life a universe that encapsulates Ferrari’s DNA while accompanying our clients through different stages and moments of their lives.

Over the past five years, to strengthen brand desirability, Ferrari:

1)Entered into the personal luxury goods segment, a critical segment to broaden our client base, amplifying cultural relevance for the brand especially for future generations. We also launched our clothing and apparel collection through three dedicated fashion shows.
2)Created a new organizational structure, creating a dedicated and talented team with fashion and luxury expertise based in Milan and working closely with our team in Maranello.
3)Rationalized its licenses by terminating approximately half of its license agreements where the product offering and distribution was not consistent with the positioning of the Ferrari brand.
4)Completed the rationalization of the retail network by closing 7 franchised stores and 3 directly operated stores considered unsuitable for Ferrari’s luxury positioning. We have since relocated and restyled our existing flagship boutiques and opened 2 new ones in the United States. Our international network of Ferrari Stores consisted of 16 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2022.

Ferrari Lifestyle will have three pillars: (1) Personal Luxury Goods, (2) Collectibles and (3) Experience.

(1)Personal Luxury Goods – Will be dedicated to our own refined collection – accessories, apparel and selected merchandising – embodying the style, creativity and quality that we stand for, balancing exclusiveness and inclusiveness through a carefully combined mix of product categories. Importantly, we will continue to strengthen partnerships with selected licensees, which will allow us to play in complementary territories/categories while being loyal to our brand’s DNA and positioning. Through our network of directly operated stores, we offer a wide range of Ferrari branded products, including our fashion collection and selected merchandising and licenses.

(2)Collectibles – Will build on the concept of collectability by enlarging and customizing the portfolio of available Ferrari tokens and the offer of Ferrari branded products such as high-end watches and high-end writing instruments, consumer electronics, sportswear, toys, leading video games, and other accessories. We will expand the offer of products such as limited editions and one-off artifacts embodying the inherent craftsmanship and innovative spirit that lie behind the creation, design and manufacture of our cars. We believe that this may even become the natural platform to venture into NFTs while leveraging one block chain technology.

(3)Experience – Through this pillar we intend to nurture our heritage and celebrate our craftsmanship through dedicated and tailor-made experiences. We will capture the essence of the Ferrari spirit by immersing customers in the racing history, passion and values of Ferrari, through our Ferrari museums in Modena and Maranello (which attracted more than 616,000 visitors in 2022), Il Cavallino restaurant in Maranello and our theme parks in Abu Dhabi and Spain.

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

We also own a number of registered trademarks, designs and patents, including approximately 500 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,270 applications/registrations in approximately 140 countries, in most of the main classes for goods and services:

•“Ferrari” (word)
•“Ferrari” logotype:

•the “Prancing Horse” (figurative):
•the trademark (figurative):

•the racing shield (figurative):

•Scuderia Ferrari (word and figurative):
The names of our Range, Special Series and Icona car models and Formula 1 single-seater models are also registered as trademarks (and logotypes) and we also register their domain names and the cars’ design.

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

Properties

Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 835 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our road and track cars, as well as of our Formula 1 single-seaters. (See “—Production and Procurement—Production Process”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.

Since 2002 we have either rebuilt or renovated most of the existing buildings in Maranello, including the paint shop building and the production building. In 2015 we completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD. In 2018 we completed the new Ferrari Design Centre, a building that covers more than 7 thousand square meters. In 2019 we completed the office area and workshop area of the New Technical Center for the development of engines and hybrid systems. The entire building and the engine and hybrid test benches cover an area of approximately 20 thousand square meters and were completed in 2021. Also in 2019, we purchased land of approximately 16 thousand square meters in line with our expansion plans.

In 2020 we purchased approximately 64 thousand square meters of land in Maranello to be used for future developments. In 2021, we completed the construction of the new building related to new GT sport activities (which covers an area of approximately 6 thousand square meters near the Fiorano track), the new building for our Formula 1 simulator and the renovation of the offices used by our Marketing and Commercial department. In 2021 we also purchased approximately 52 thousand square meters of land in Maranello to be used for future developments.

In 2022, we started the construction of the 40 thousand square meter e-building (on land acquired in recent years), where we will manufacture the unique Ferrari electric engines, inverters, battery modules, magnets, and assembly lines.

Adjacent to the plant is our Fiorano track, of approximately 3 thousand meters, built in 1972 and remodeled in 1996.

The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.

We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers (see “—Racing Activities—Mugello Circuit”).

We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks for our regular Range, Special Series and prototype cars.

The total carrying value of our property, plant and equipment at December 31, 2022 was €1,458 million.

Employees

Human capital is a crucial factor in our success, building on our position as a global leader in the luxury performance car sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt a number of initiatives, including our appraisal system to assess our middle-managers and white collar employees through performance management metrics; our talent management and succession planning, in addition to assessment plans for blue collars; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Pit Stop”, “Pole Position” and “Formula Cultura” programs; and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Benessere, which includes, among other programs, Formula Benessere Donna and Formula Benessere Junior (offering medical assistance to employees and their families) and Formula Estate Junior (offering Summer Campus to the children of employees).

At December 31, 2022, we had a total of 4,919 employees, including 152 managers and senior managers. Of these employees, 4,606 were based at our Maranello facility and 313 were based in offices around the world (including 26 managers and senior managers), mostly in North America and China.

	December 31,
	2022	2021	2020
White-collar employees and middle-managers	2,441	2,276	2,186
Italy	2,163	2,039	1,961
Rest of the world	278	237	225
Workers	2,326	2,190	2,233
Italy	2,317	2,180	2,224
Rest of the world	9	10	9
Managers and senior managers	152	143	137
Total	4,919	4,609	4,556

Approximately 11 percent of the employees were trade union members in 2022. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).

All of our employees are covered by collective bargaining agreements signed by the Italian trade union, Federmanager, which expired on December 31, 2022 and for which the renewal process is underway. Our other employees are covered by two agreements: the first one entered into by FCA, CNH Industrial and Ferrari with FIM-CISL, UILM-IUL, FISMIC, UGL and AQCF signed on March 11, 2019, which expired on December 31, 2022; we are currently negotiating its renewal; the second one named “Accordo Premio di Competitività Ferrari” signed on September 25, 2019 which will expire on December 31, 2023. The latter provides, among other things, for the payment of bonuses linked to performance up to a maximum of approximately €13,000 gross per year and payable in four installments: three advances and a final balance.

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

Approval and market surveillance

In 2018, the European Parliament and European Council issued Regulation 2018/858, establishing the new framework for the approval and market surveillance of motor vehicles (repealing Directive 2007/46/EC). While the previous regulatory framework of Directive 2007/46/EC was focused on technical standards, the new regulation has a broader scope by including market surveillance requirements in order to ensure the enforcement of applicable standards. The key objectives of Regulation 2018/858 are: enhancing the independence of technical services (i.e. the approved testing laboratories) as well as improving the quality of the testing of vehicles and setting stricter requirements for technical services; introducing market surveillance in order to verify the conformity of vehicles on the market to the applicable standards, and requiring corrective measures in case of non-compliance or where a vehicle poses a safety risk or a risk to the environment; strengthening the type approval system with more stringent oversight by the EU. The Commission has the power to suspend, restrict or withdraw the designation of technical services, to order recalls, and to impose financial penalties.

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

Building on the existing legislation and the EU’s 2030 climate ambitions, the European Commission also published the “Fit for 55” Package on July 14, 2021, which includes a proposed amendment to the regulation EU 2019/631. In late 2022, European lawmakers reached a political agreement on the European Commission’s proposal. In particular, the provision granting a derogation from the specific emissions targets to manufacturers responsible for between 1,000 and 10,000 new passenger cars in a calendar year will remain until 2035 included. Moreover, both the proposals to increase the 2030 CO2 emissions target from a 37.5% to a 55% reduction compared to 2021 and introduce a 2035 target whereby CO2 emissions from new cars and vans would have to be 100% lower compared to 2021 have been confirmed.

Similarly to the EU, Switzerland introduced CO2 emission regulations for new cars in July 2012. Despite the existence of some specificities within the Swiss regulation, derogations aligned with EU regulation have been granted to SVMs up to and including 2021. Switzerland has historically adopted the targets approved by the European Commission. On November 24, 2021, the Swiss Federal Council amended the CO2 emission regulations for cars and vans. This regulation was repealed starting from January 1, 2022 and the vehicles of niche and small volume manufacturers have to meet the same CO2 emission targets as the large volume manufacturers. This change in legislation is expected to result in additional costs for Ferrari, either through penalties or the purchase of emissions credits from other manufacturers. Such additional costs were not material in 2022 and Ferrari does not expect that they will be material in the future.

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

On September 27, 2019 the EPA and the NHTSA issued the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule Part One: One National Program” (SAFE I Rule). These rules would exert federal preemption authority under the CAFE statute over California’s ability to regulate greenhouse gases and would revoke the current EPA waiver under the Clean Air Act which had authorized California to regulate GHG from motor vehicles. The state of California along with other states and certain NGOs filed challenges to these rules in both US District Court for the District of Columbia and the United States Court of Appeals D.C. Circuit. In May 2021, the NHTSA issued a notice of proposed rulemaking proposing to fully repeal the SAFE I Rule. In December 2021, NHTSA’s proposal was finalized.

On March, 31, 2020 the EPA and the NHTSA issued the final SAFE Vehicles Rule (Part Two) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule (Part Two), the overall stringency of the federal standards is significantly reduced from the levels previously set as the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the standards issued in 2012, which would have required annual increases of approximately 5 percent. In August 2021, the EPA published a notice of proposed rulemaking proposing to strengthen federal GHG emissions standards for passenger cars and light trucks by setting stringent requirements for reductions from for model years 2021-2026. This rulemaking has been finalized in December 2021. Consistently with the EPA’s approach, in September 2021 the NHTSA published a notice of proposed rulemaking proposing revised fuel economy standards for passenger cars and light trucks for model years 2024-2026. In July 2022, the NHTSA’s final rule on CAFE standards for model years 2024 through 2026 entered into force. Specifically, model years 2024 and 2025 standards increase in stringency by 8% each year relative to the prior year, model year 2026 standards increase by 10%. The CAFE standards reach approximately 49 miles per gallon in 2026 (U.S. fleet average) as compared to 36 mpg in model year 2021, individual manufacturer’s standards will vary from these figures depending on fleet and vehicle size mix. EPA intends to develop a subsequent rule to control emissions of GHGs as well as criteria and air toxic pollutants from light- and medium-duty vehicles for model years 2027 and beyond. The EPA’s notice of proposed rulemaking is expected in 2023. NHTSA is also working on the post model year 2026 CAFE standards.

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

In September 2016, we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are not considered a SVM by the NHTSA for model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore since we met the NHTSA definition of a SVM, we have requested an alternative fleet average CAFE standard for model year 2020 standard. In July 2022, NHTSA published a proposed decision to exempt Ferrari from the generally applicable CAFE standards for the model years petitioned and established alternative standards at the levels already achieved. The final decision is expected in 2023. We purchased the CAFE credits needed to fulfill our model year 2021 deficit and we are planning to continue with this approach for subsequent model years.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for model years 2022 through 2025, in parallel with the EPA and the NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. On December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for model years 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9 2022, EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from model year 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. CARB is still considering how to address small volume manufacturers standards under its regulations. Therefore, depending on future developments, it may be necessary to also petition the CARB for SVM alternative standards and to increase the number of tests to be performed in order to follow the CARB specific procedures.

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

The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required. The stage VI regulation is currently under development with the aim to strengthen 2026-2030 fuel consumption fleet average targets. In addition to the fuel consumption target on the entire fleet, the Chinese regulation GB 19578-2021 sets specific fuel consumption limits on model types. Currently, this standard is only applicable to domestic cars, as it is not adopted by the China Certification and Accreditation Administration (CNCA). In the current Ferrari portfolio, only the plug-in hybrid models would be compliant with this regulation. Following the same approach also with respect to pure electric vehicles, during 2021 the relevant Chinese authorities have published a notice to call for participation in a working group that should define the energy consumption limit standards for electric vehicles; the working group was established in 2022 and researches are ongoing.

In the future, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, promoting progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. CARB developed regulations among the Advanced Clean Cars II (ACC II) regulatory package to implement such executive order. The ACC II regulations entered into force in November 2022 and will seek to increase the number of zero-emission vehicles (ZEVs) for sale and reduce criteria and greenhouse gas emissions from new light- and medium-duty vehicles beyond the 2025 model year. During 2021, the state of Washington introduced legislation that could phase out sales of non-ZEVs. The Washington State House bill 1204 titled “Clean Cars 2030” provides that all privately and publicly owned passenger and light duty vehicles of model year 2030 or later registered in Washington state must be electric vehicles and the state’s transportation commission will now work on a scoping plan for achieving the 2030 requirement, anticipating the California target by five years. In November 2020, the UK Prime Minister, the Transport Secretary and the Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. On July 14, 2021 the UK Government published the Green Paper on a New Road Vehicle CO2 Emissions Regulatory Framework for the United Kingdom. The commitment is to reach net zero carbon emissions by 2050. Following Brexit, the UK Government intends to define the legal framework to deliver the internal combustion engine vehicles phase out dates announced in November 2020 by the Prime Minister’s Ten Point Plan for a Green industrial Revolution. To achieve this goal, the UK Department for Transport has launched its technical consultation, proposing an ambitious and challenging Zero Emissions Vehicle mandate, in terms of its starting point (i.e. 2024), annual trajectory targets and in terms of the announced very limited flexibility to achieve these targets. The proposal text is now expected to be published in 2023. This will put the United Kingdom on course to be the first G7 country to decarbonize cars and vans.

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

On December 13, 2018, the General Court of the European Union issued a ruling on the action started in mid-2016 by the cities of Madrid, Brussels and Paris on the legality of the Commission introducing in the second RDE Regulation (2016/646) RDE conformity factors (CF) which had the effect of increasing the emission limits. This led to the appeal proceedings during 2019 against the General Court’s judgment that annulled the conformity factors in the RDE legislation. The European Court of Justice delivered its judgment on January 13, 2022, overturning the General Court’s decision. The European Court of Justice considered that since the cities of Paris, Brussels and Madrid are not directly concerned by the regulation they contested, their actions seeking its annulment must be dismissed as inadmissible.

During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles. The European Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. On November 10, 2022, the European Commission presented its Euro 7 proposal combining the requirements laid down for light-duty and heavy-duty vehicles, inclusive of updated testing protocols and new pollutant emissions limits for fine particles and ammonia. However, the Commission decided not to tighten existing emission limits for internal combustion cars compared to the Euro 6 standard in light of the current geopolitical and economic circumstances. According to the proposal, manufacturer of fewer than 10,000 new passenger cars registered in the European Union per calendar year could benefit from five years of additional lead time with respect to new registrations requirements and several other accommodations. New non-exhaust emissions limits (i.e. brake emissions, tires abrasion, refueling emissions) and stricter existing non-emissions limits (i.e. evaporative emissions) have also been proposed, as well as a minimum performance threshold on battery durability and real-time measurements through on-board-monitoring requirements (including communication over the air and cybersecurity obligations). This proposal was sent to the European Parliament and the Council for examination, and its technical elements are expected to be laid down by implementing acts in the future. Depending on the regulatory developments to come, the technological solutions required to ensure compliance with Euro 7 standards may affect customers’ expectations on performance, sound and driving experience.

Despite the ongoing work related to Euro 7 rulemaking, in May 2022 the European Commission submitted the draft Regulation amending EU 2017/1151 to a public consultation, with the purpose of introducing three additional phases in Euro 6 Regulation (i.e. Euro 6e, Euro 6e-bis, Euro 6e-bis-FCM). The final rule is expected to be adopted in 2023. The proposal aims to adapt the European regulation to the technical progress achieved in the UN Regulations test procedures and, among others, it introduces an Auxiliary Emissions Strategy (AES) indicator to indicate when a vehicle runs in AES mode. Moreover, as recent European driving data showed that the real world share of plug-in hybrid vehicles total mileage in electric mode is much smaller than assumed for regulatory purposes, the proposal includes adjusting the current method for determining the fuel and energy consumption values for those vehicles.

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

In November 2022, the California Air Resources Board published the already mentioned ACC II regulations amending the Low Emission Vehicle (or LEV) Regulation to reduce both tailpipe and evaporative emissions. Several accommodations applicable to SVMs were included.

In addition, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation (ZEV). The ZEV regulation requires manufacturers to increase their sales of zero emissions vehicles year on year, up to 100 percent of vehicles sold in the state by 2035. Because we currently sell fewer than 4,500 units in California, we are exempt from these requirements until model year 2035.

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

Several others regulations are also emerging to take into account the non-exhaust emissions and the environmental impact of electric and hybrid vehicles components. Brake particulate emissions from passenger cars are currently not regulated by any UNECE or regional Regulations. However, the representatives of some contracting parties (e.g. the European Union, UK and Japan) asked for the authorization to develop a new UN Global Technical Regulation (UN GTR) on the topic of brake particulate emissions of light duty vehicle’s brake systems. The Informal Working Group on Electric Vehicles and Environment of the United Nations proposed during 2021 a Global Technical Regulation on in-vehicle battery durability. This regulation is applicable to both pure electric and plug-in hybrid vehicles and establishes provisions regarding state-of-health monitors, minimum performance requirements and in-service conformity checks. A UN GTR is not binding for certification purposes. However, it could be transposed into a UN Regulation or a regional regulation required for the certification. The European Commission has expressed the will to include these GTR requirements in Euro 7 regulation. Moreover, the European Commission published, in December 2020, a proposal for a new regulation on batteries and waste batteries. This proposal will apply to all kind of batteries, including automotive and electric vehicle batteries, and significantly increases the scope and number of requirements relating to design, sustainability, labelling, information and end-of-life. This regulation is expected to be finalized in 2023.

To comply with current and future environmental rules, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Vehicle safety

Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual member states. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and a revised version of the General Safety Regulation is currently under discussion. In May 2018, the European Commission adopted a proposal for a regulation to make certain vehicle safety measures mandatory. On December 16, 2019, the revised General Safety Regulation (EU) 2019/2144 was published in the EU Official Journal. In 2022, new safety technologies became mandatory in European vehicles, such as Advanced Emergency Braking, Emergency Lane Keeping systems, crash-test improved safety belts, intelligent speed assistance and warning of driver drowsiness or distraction. On November 16, 2022, Commission Delegated Regulation (EU) 2022/2236 setting out the technical requirements to be applied for the purpose of EU type-approval of vehicles produced in small series was published in the EU Official Journal. In particular, with regard to certain requirements introduced by the revised General Safety Regulation, an exemption to Intelligent Speed Assistance, Advanced Emergency Braking System and Emergency Lane Keeping System has been granted for vehicles produced in small series and with specified characteristics related to the installation of the camera. Moreover, the regulation provides for a lead time of at least two years with respect to the provisions applicable to vehicles produced in unlimited series. In November 2022, the European Commission presented a first draft of the expected Delegated Act implementing the fitment of the Advanced Driver Distraction Warning (ADDW), mandatory from 2024 for new types of vehicles as required by the Regulation (EU) 2019/2144 on General Safety.

In 2017, the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. Starting from 2022, European authorities and United Nation’s contracting parties began enforcing regulations on cyber security and software updates. Starting from 2024, European authorities and United Nation’s contracting parties will begin enforcing amendments to the existing regulation on pedestrian protection, modifying the current test procedures and enhancing the measurement methods on extended vehicle areas such as the windscreen. In 2020, the European Commission issued its new digital strategy policies, which represent a priority in its regulatory agenda. During 2021, several draft proposals were issued in this respect, including in relation to Real Time Traffic Information (RTTI), Connected and Intelligent Transport Systems (C-ITS) and Artificial Intelligence (AI). As of December

31, 2022, only the RTTI proposal had been finalized, through the adoption of the Commission Delegated Regulation (EU) 2022/670.

In 2022, the European Commission announced the intention to present a proposal amending the European Type Approval Framework (Regulation (EU) 2018/858) to lay down provisions on access to in-vehicle data, on the possibility to send data to the vehicle, on issues regarding software/cybersecurity management including for replacement parts, on new categories of autonomous vehicles, and on replacement batteries. In March 2022, the European Commission also announced the intention to present, in 2023, a new regulation setting up cybersecurity requirements covering a wide range of digital products and related ancillary services. The proposal would be aimed at strengthening the cybersecurity of products placed on the EU market throughout their whole lifecycle, improving and extending the provisions and the scope of existing regulation.

Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the owner. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act (“TREAD”) requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs have taken or will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a rule for ejection mitigation requirements (FMVSS No. 226). U.S. federal law also sets forth minimum sound requirements for hybrid and electric vehicles (FMVSS No. 141). With the publication, on November 15, 2021, of the Infrastructure Investment and Jobs Act, the Congress of United States empowered the Secretary of Transportation to promulgate new regulations on forward collision warning and automatic emergency braking and lane keeping assist systems. Both the regulation drafts are expected in the near future. This Act also instructs NHTSA to perform, within 2024, research and report to Congress on the potential for technology interventions to reduce driver distraction, driver disengagement, automation complacency, and foreseeable misuse of ADAS by drivers.

On May 4, 2016, the NHTSA published a Consent Order Amendment to the November 3, 2015 Takata Consent Order regarding a defect which may arise in the non-desiccated Takata Corporation (“Takata”) passenger airbag inflators manufactured using phase stabilized ammonium nitrate and mounted on certain vehicles, including Ferrari cars. As a result of this order and subsequent orders by the NHTSA relating to the non-desiccated Takata passenger airbag inflators, in 2016 Ferrari initiated a global recall campaign to include all Ferrari cars produced in all model years mounting such airbag inflators, resulting in the recognition of a provision for warranty costs of €37 million in 2016, the majority of which has been utilized to date.

In 2017, the Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard. Among the United Nations contracting parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which has been enforced starting in 2020. Several passive safety standards introducing more stringent requirements are currently under revision (e.g. pedestrian protection, front and rear protective devices, roof crush, lateral and rear collision, safety-belts and restraint systems anchorages for occupants). During 2021 and 2022, the Chinese authorities worked on several rulemaking initiatives related to active safety (e.g. ADAS, eCall), vehicle digitalization, cyber security and software updates which are not yet mandatory for certification purposes and contribute to the regulatory uncertainty in this market. The lack of harmonization of Chinese regulatory requirements is increasing in recent years. This situation could lead to substantial research and development expenditure, specifically for the Chinese market.

Financial Overview

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
    The following discussion of our financial condition and results of operations should be read together with the information included under “Overview”, “Overview of our Business” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements.

Trends, Uncertainties and Opportunities
Shipments — Our net revenues and results of operations depend on, among other things, the achievement of shipment targets established in our budgets and business plans, which we define in line with our low volume strategy to pursue controlled growth and preserve brand exclusivity. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate in order to respond optimally to relative levels of demand, based on our order books, while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted the sense of exclusivity of our products and, accordingly, we monitor and manage waiting lists to maintain this exclusivity while ensuring the highest levels of client satisfaction.
In order to maintain our brand’s reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand and to demographic changes as the size and spending capacity of our target clients has grown, gradually increasing annual shipments(1) from 9,119 in 2020 to 11,155 in 2021 and 13,221 in 2022, resulting in average annual shipments of 11,165 over the three year period from 2020 to 2022. Our current plans reflect a continuation of this strategy, including the introduction of 15 new models over the period from 2023 to 2026 as announced at our Capital Markets Day in June 2022, and a measured increase in shipments above current levels as we broaden our product portfolio in line with our product strategy “Different Ferrari for Different Ferraristi” and “Different Ferrari for Different Moments”, and as we target a potentially larger and younger customer base, while preserving and enhancing the exclusivity and value of our brand.

The following table sets forth our shipments(1) by geographic location:

(Number of cars and % of total cars)	For the years ended December 31,
	2022	%	2021	%	2020	%
EMEA
Germany	1,439	10.9%	1,252	11.2%	995	10.9%
UK	997	7.5%	996	8.9%	971	10.6%
Italy	708	5.4%	668	6.0%	574	6.3%
Switzerland	497	3.8%	481	4.3%	456	5.0%
France	473	3.6%	473	4.2%	463	5.1%
Middle East(2)	439	3.3%	334	3.0%	304	3.3%
Other EMEA(3)	1,405	10.6%	1,288	11.6%	1,055	11.6%
Total EMEA	5,958	45.1%	5,492	49.2%	4,818	52.8%
Americas(4)	3,447	26.1%	2,831	25.4%	2,325	25.5%
Mainland China, Hong Kong and Taiwan	1,552	11.7%	899	8.1%	456	5.0%
Rest of APAC(5)	2,264	17.1%	1,933	17.3%	1,520	16.7%
Total	13,221	100.0%	11,155	100.0%	9,119	100.0%

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
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. Given that our shipment strategy is flexible, we are able to adjust the geographical allocation of our shipments to respond to changes in our key markets. The geographic allocation of our shipments and their mix by product is generally impacted by the phase-in/phase-out pace of individual models, as well as the length of waiting lists and other market-specific factors and conditions, including the potential for future growth. We expect that further growth in shipments will result primarily from our deliberate targeting of new customer groups and modes of use through the expansion of our product portfolio.

Research, Development and Product Lifecycle — We engage in research and development activities aimed at further enhancing our technological edge through continuous innovation and improving the design, performance, driving thrills, advanced technology, safety, efficiency and reliability of our cars, among other things. The first stage of product development is the research phase. In this phase, we research the specifications of new models that we believe will appeal to our clients and will be commercially viable. Costs we incur for the development of our cars and engines, as well as their related components and systems, are recognized as an asset if, and only if, both of the following conditions under IAS 38 - Intangible Assets are met: (i) development costs can be measured reliably and (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred. Research and development costs are recognized net of any technology-related government incentives received.

The level of our capitalized development costs is primarily affected by the timing of updates and renewals to our product portfolio, the pace of our innovation schedule and our decision to integrate newly-introduced powertrain technologies (including hybrid and electric) more broadly into our product portfolio. We continually launch new cars with enhanced technological innovations and design improvements. In 2022, with the launch of the Purosangue and the 296 GTS, we met our previously announced objective of introducing 15 new models by 2022 (as announced at our Capital Markets Day in September 2018), which is unprecedented for Ferrari over a similar time frame. At our Capital Markets Day in June 2022, we announced our plan to introduce 15 new models over the period from 2023 to 2026, with the objective of maintaining our product portfolio’s leading position and to respond quickly to market demand and technological breakthroughs. A clear focus of our development effort is the integration of hybrid engine technology in several recent models. Our Range models typically have a lifecycle of four to five years, while our Special Series, Icona and Supercar models typically have shorter lifecycles. A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electric, electronic and mechanical components. Our continued focus on component development has the objective of improving performance and reducing the costs to develop new models. Our strategy involves making core components in-house and collaborating with partners to co-develop and tailor best in class solutions for state-of-the-art technologies. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related assets or components, which is generally between four and eight years.

We also incur research and development costs in connection with our Formula 1 racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 racing cars, we seek to transfer these technologies and components, where appropriate, to models in our current and future product portfolio. Technological developments and changes in the regulations of the Formula 1 World Championship generally lead us to design, develop and construct a new racing car to be used for one year only and the costs incurred for the design, development and construction of a new racing car are generally expensed as incurred and classified as research and development costs in the income statement, unless the technology is expected to be used for more than one year and the costs meet the capitalization criteria in IAS 38. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, changes in racing regulations and the need to respond to our car’s performance relative to other racing teams.

Under the recently effective Formula 1 financial regulations, starting in 2021 a budget cap has been introduced to limit the amount of spending for chassis costs (primarily relating to the development and manufacturing of the racing car chassis and excluding, among others, the activities to enable the supply of power units, marketing costs, drivers’ salaries and the top three personnel at each team) that may be incurred by the teams participating in the Formula 1 World Championship. The budget cap for the 2022 Formula 1 season was approximately $146 million. A similar cap has now been introduced also for the development of the power units that will be used in the 2026 season and is applicable for spending starting in 2023. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The 2023 budget cap, which relates to the chassis as well as the power units to be used in 2026, is currently in the process of being defined.

As a result of our strategy to broaden and innovate our product portfolio and significantly increase our efforts relating to hybrid, electric and other advanced technologies, our capitalized development costs, as well as the portion of our capitalized development costs compared to our total research and development expenditure, have increased significantly during the period from 2020 to 2022. In particular, we made significant investments in product development in relation to both our current product portfolio and models to be launched in future years, as well for components with advanced technologies. Notwithstanding actions taken in 2020 to contain costs as a result of the COVID-19 pandemic, we continued to invest significantly in 2020 in research and development projects that are considered important for the continuing success of Ferrari. The decrease in research and development costs expensed in 2022 compared to 2021 was driven by an increase in the proportion of development costs capitalized (compared to costs expensed) as we advance through the stages of development for many of the technologies we are creating, as well as the cap on certain costs we may incur for the chassis of our Formula 1 racing cars in accordance with applicable FIA financial regulations.

The following table summarizes our research and development expenditure for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020
Capitalized development costs (1)	416	363	320
Research and development costs expensed (A)	518	574	527
Total research and development expenditure	934	937	847

Amortization of capitalized development costs (B)	258	194	180

Research and development costs as recognized in the consolidated income statement (A+B)	776	768	707
__________________________
(1) Capitalized to development costs within intangible assets during the year.
Car Profitability — The relative profitability of the cars we sell tends to vary depending on a number of factors, including exclusivity of the offering, overall performance, technological advancement and content of the car, engine type and performance, level of personalization and the geographic market in which it is sold. For example, our strictly limited-edition Icona models, such as the Ferrari Daytona SP3 presented in November 2021, as well as our limited edition Supercars (the latest of which was the LaFerrari Aperta, which concluded shipments in 2018) have sales prices that are significantly higher than other models in the Ferrari product portfolio in light of their exclusivity, as well as the advanced technology and design integrated in these models. In general, these more exclusive offerings generate higher revenues and provide better margins than those generated on shipments of our Range and Special Series models, and therefore they benefit our results in the periods in which they are sold. We plan to launch our Icona models more frequently compared to our Supercars, and we expect this to reduce the volatility in financial performance that we have at times experienced historically due to the cadence of launches of our Supercars.

We seek to increase the average price point of our Range and Special Series models over time by continually improving performance, technology and other features, as well as by leveraging the exclusivity of certain model offerings and the scarcity value resulting from our low volume strategy. In particular, in recent years we have been increasing the price of selected models in certain markets and introduced new models with higher average selling prices compared to the corresponding predecessor models. Furthermore, as we continue to integrate advanced technologies, including hybrid and electric powertrains, more broadly into our car portfolio, we expect that our average price point will continue to increase, reflecting the superior technological content of our new models.

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

Cost of Sales — Cost of sales comprises costs incurred in the manufacturing and distribution of our cars and parts, including engines sold to Maserati and engines rented to other Formula 1 racing teams. The cost of materials, components and labor are the most significant elements of our cost of sales, while the remaining costs primarily include depreciation, insurance and transportation costs. Cost of sales also includes warranty and product liability-related costs, which are estimated and recorded at the time our cars or products are shipped. Interest expenses and other financial charges that are directly attributable to our financial services activities, including provisions for risks and write-downs of financial assets, are also reported in cost of sales.

In manufacturing our cars, we incur costs (through production or purchase) for a variety of components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as castings and tires), raw materials (the most significant of which is aluminum) and supplies, as well as for utilities, logistics and other services from numerous suppliers. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell along with changes in the mix of models in our product portfolio. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however, we aim to price our cars appropriately to recover these costs in line with our profitability strategy. Our Icona, Supercar and One-Off models also tend to have higher costs per unit, but these higher costs tend to be more than offset by higher sales prices. Cost of sales is also affected by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.

Over time, we have made efforts to achieve technical and commercial efficiencies. In particular, technical efficiencies focus on efforts to produce components using innovative and cost-effective materials, without compromising the quality or performance of such components. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with innovative technical solutions that they have developed. Commercial efficiencies have been achieved through negotiating discounts and entering into long-term contracts with our partners and suppliers, who commit upfront to pass on to us a portion of the efficiencies they achieve in performing our supply contracts. Furthermore, efforts are made to award new business to existing partners and suppliers, where appropriate, in order to negotiate favorable pricing. As cost of sales also includes depreciation of plant and equipment, cost of sales is affected by the number and timing of product launches, which trigger the commencement of depreciation of plant and equipment acquired specifically for the production of certain car models.

Economic Conditions and Macro Events — Significant inflationary pressures appeared in 2021 in many of the markets in which we operate, although there were no material effects on our results of operations in 2021. As this trend continued and was exacerbated in 2022, including as a result of the ongoing conflict between Russia and Ukraine as further described below, we experienced increases in the costs of our raw materials, energy, utilities, financing costs and certain other goods and services, resulting in downward pressure on our EBIT margin in 2022. If significant inflationary pressures continue, we may continue to experience increases in certain of our costs in 2023.

Following the recent rise in inflation, several main central banks raised interest rates rapidly over the course of 2022 and further increases may be implemented in the coming months, including in the United States where we offer retail client financing for the purchase of our cars through our fully owned subsidiary FFS Inc, and in EMEA where we offer retail client financing through our associate Ferrari Financial Services GmbH, primarily in the UK, Germany and Switzerland. The increases in interest rates have resulted in a general increase in the cost of borrowing, which has in turn increased the interest rates on loans we generate for new car financing as well as the cost of funds we use to finance our financial services activities, resulting in a negative impact on our financial services margins of approximately 60 basis points in 2022 compared to 2021.

The ongoing conflict between Russia and Ukraine that started in February 2022, and the resulting geopolitical tensions have had a significant impact on the global economy, resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation globally. Many governments and supranational organizations around the world have imposed sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including luxury transportation items such as automobiles and racing cars). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item. Ferrari has very limited commercial interests in Russia, Ukraine and the areas of conflict, and on March 8, 2022, Ferrari donated €1 million to support Ukrainians in need and decided to suspend the shipment of vehicles to the Russian market. In 2022, the effects of the aforementioned sanctions and other measures on our business were contained and, in order to mitigate potential supply chain disruptions, we deliberately maintained a higher level of inventory.

Management is carefully monitoring the inflation outlook and changes to interest rates, as well as developments in the ongoing conflict between Russia and Ukraine and geopolitical tensions more generally, to appropriately address the potential impacts, directly or indirectly, on our operations, order intake, supply chain (including the availability and prices of raw materials), operating costs and financial expenses, as well as potential impacts on our customers, the global financial markets and financial services industry.

COVID-19 Pandemic Update — The global spread of the COVID-19 virus, which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating various restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. To date, some of these measures are still in place or were reintroduced at various points in time as a result of further “waves” of the pandemic, although the scope and timing of restrictive measures have varied greatly across jurisdictions. As the virus spread and the severity of the COVID-19 pandemic became apparent, Ferrari’s leadership took actions to protect and support its employees and communities, mitigate the impacts on the Group’s financial performance and strengthen the Group’s liquidity and financial position.

The COVID-19 pandemic impacted our business primarily in 2020. In particular, production and deliveries to our distribution network were temporarily suspended from the end of March 2020 until the beginning of May 2020 and we experienced a reduction of sponsorships and consequent reduced commercial revenues from partners and the holder of Formula 1’s commercial rights (Formula One Management) due to a reduction in the number of Grand Prix races held for the Formula 1 2020 World Championship and the fact that most of the races were held without public attendance. Our lifestyle activities were also adversely impacted as a result of the temporary closure of Ferrari stores and museums in the first quarter of 2020, followed by a gradual reopening starting from May 2020 with appropriate safety measures in place to protect our staff and customers. Although production and certain other activities, including our Formula 1 racing activities, our stores and our museums, were temporarily suspended near the end of March 2020, the Group continued many other key business activities and functions through remote working arrangements, and to date it continues to take certain preventative measures to combat the spread of COVID-19 at its facilities while guaranteeing the possibility of remote work for those employees whose job activity is compatible with such work arrangements.

Despite additional waves of COVID-19 in certain parts of the world since 2020, the effects of the pandemic on our business in 2021 and 2022 were limited. Ferrari’s leadership is continuously monitoring the evolution of COVID-19 as new information becomes available, as well as the potential effects on our results of operations, financial position and cash flows.

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

Transaction impacts arise when our Group entities conduct transactions in currencies other than their own functional currency. Therefore, we are also exposed to foreign currency risks in connection with scheduled receipts and payments in multiple currencies. Our costs are primarily denominated in Euro, while the majority of our revenues are generated in currencies other than the Euro, including in U.S. Dollars, Chinese Yuan, Japanese Yen, Pound Sterling, Swiss Franc and, to a lesser extent, certain other currencies.

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

Regulation — We ship our cars throughout the world and are therefore subject to a variety of laws and regulations, including tariffs. These laws regulate our cars, including their emissions, fuel consumption and safety, as well as our manufacturing facilities. As we are currently a small volume manufacturer in certain jurisdictions, we benefit from certain regulatory exemptions, including less stringent emissions caps. Developing, engineering and producing cars which meet continuously evolving regulatory requirements, and can therefore be sold in the relevant markets, requires a significant effort and expenditure of resources. See “Overview of Our Business—Regulatory Matters” for additional information.

Patent Box Benefit — Income taxes for the years ended December 31, 2022, 2021 and 2020 benefited from the application of the Patent Box tax regime in Italy, which provides tax benefits for companies that generate income through the use of intangible assets. Starting in 2020, the Group has applied the Patent Box tax regime for the period from 2020 to 2024 and determined the income eligible for the Patent Box tax regime with recognition of the Patent Box tax benefit in three equal annual installments. In 2021, the previous Patent Box tax regime was replaced with a new one that provides for a 110% “super tax deduction” for certain costs related to eligible intangible assets and the new regulations provide for a specific transitional procedure between the two regimes. Management continues to follow updates in the legislation.

For additional information see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.

Trademark Step-up — In the fourth quarter of 2020, the Group benefited from the measures introduced in Italy by art. 110 of the Law Decree n. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. There was no cash effect in 2020 from the step-up of the trademark. The deferred tax asset will be utilized over a 50-year period (extended from the previous 18 years following the approval of Law no. 234/2021; see also Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document) and the substitute tax will be paid in three equal annual installments, the first two of which in 2021 and 2022; the remaining installment will be paid in 2023.

Management considers this item significant in nature but non-recurring and not reflective of ongoing operational activities, therefore the positive impact of €75 million has been excluded in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2020.

Asset-backed Financing (Securitizations) — We pursue a strategy of autonomous financing for our financial services activities in the United States, which involves limiting or reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. At December 31, 2022 and 2021 our funding under securitization programs amounted to €1,105 million and €900 million, respectively, and our receivables from financing activities, which relate entirely to the financial services portfolio in the United States, amounted to €1,400 million and €1,144 million, respectively.

For additional information see Note 24 “Debt” and Note 18 “Current Receivables and Other Current Assets” to the Consolidated Financial Statements included elsewhere in this document.

Maserati Engine Volumes — We have been producing engines for Maserati since 2003. The V8 engines that we historically produced and continue to produce for Maserati are variants of Ferrari families of engines and are mounted on Maserati’s highest performing models. We also produce a V6 family of engines exclusively for Maserati. We currently have a multi-year arrangement with Maserati to provide V6 engines until the end of 2023. Net revenues generated from sales of engines to Maserati depend on the orders received from Maserati, which in turn depend on Maserati production volumes and product launches. Following an increase in 2021 compared to 2020, our net revenues from engines shipped to Maserati decreased in 2022 compared to 2021.

Results of Operations

Consolidated Results of Operations – 2022 compared to 2021 and 2021 compared to 2020

The following is a discussion of the results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021, and for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

For the year ended December 31, 2020 our costs as a percentage of net revenues and our EBIT and EBIT margin were negatively impacted by the COVID-19 pandemic, which caused a seven-week production and delivery suspension in the first half of 2020 (during which we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs) as well as changes to the format of the Formula 1 2020 World Championship.

	For the years ended December 31,
	2022	Percentage of net revenues	2021	Percentage of net revenues	2020	Percentage of net revenues
	(€ million, except percentages)
Net revenues	5,095	100.0%	4,271	100.0%	3,460	100.0%
Cost of sales	2,649	52.0%	2,081	48.7%	1,686	48.7%
Selling, general and administrative costs	428	8.4%	348	8.1%	336	9.7%
Research and development costs	776	15.2%	768	18.0%	707	20.4%
Other expenses, net	21	0.4%	6	0.2%	19	0.6%
Result from investments	6	0.1%	7	0.2%	4	0.1%
EBIT	1,227	24.1%	1,075	25.2%	716	20.7%
Net financial expenses	49	1.0%	33	0.8%	49	1.4%
Profit before taxes	1,178	23.1%	1,042	24.4%	667	19.3%
Income tax expense	239	4.7%	209	4.9%	58	1.7%
Net profit	939	18.4%	833	19.5%	609	17.6%
Net revenues

The following table sets forth an analysis of our net revenues for each of the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,						Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2020	Percentage of net revenues	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Cars and spare parts (1)	4,341	85.2%	3,573	83.7%	2,835	81.9%	768	21.5%	738	26.0%
Sponsorship, commercial and brand (2)	479	9.4%	431	10.1%	390	11.3%	48	11.1%	41	10.5%
Engines (3)	155	3.0%	189	4.4%	151	4.4%	(34)	(18.0%)	38	25.7%
Other (4)	120	2.4%	78	1.8%	84	2.4%	42	54.2%	(6)	(7.4%)
Total net revenues	5,095	100.0%	4,271	100.0%	3,460	100.0%	824	19.3%	811	23.4%
______________________________
(1) Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)    Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(3)    Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(4)    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

2022 compared to 2021

Net revenues for 2022 were €5,095 million, an increase of €824 million, or 19.3 percent (an increase of 15.5 percent on a constant currency basis), from €4,271 million for 2021.

The change in net revenues was attributable to the combination of (i) a €768 million increase in cars and spare parts, (ii) a €48 million increase in sponsorship, commercial and brand and (iii) a €42 million increase in other revenues, partially offset by (iv) a €34 million decrease in engines.

Cars and spare parts

Net revenues generated from cars and spare parts for 2022 were €4,341 million, an increase of €768 million, or 21.5 percent, from €3,573 million for 2021.

The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes and personalizations, partially offset by a negative mix. In particular, the negative mix was driven by the Ferrari Monza SP1 and SP2, which reached the end of their limited series run in the first quarter of 2022. The increase in net revenues was also due to positive contribution from the appreciation of certain foreign currencies compared to the Euro (mainly the U.S. Dollar and the Chinese Yuan), partially offset by the impact of hedging transactions.

Total shipments increased by 2,066 cars, or 18.5 percent, from 11,155 cars for the year ended December 31, 2021 to 13,221 cars for the year ended December 31, 2022. The increase in shipments in 2022 was driven by the Ferrari Portofino M and the SF90 family, as well as the 296 GTB and the 812 Competizione, which were in the ramp up phase. In the fourth quarter of the year we made the very first shipments of our latest Icona model, the Daytona SP3, while the Ferrari Monza SP1 and SP2 reached the end of their limited-series run at the end of the first quarter of 2022.

The €768 million increase in net revenues from cars and spare parts was composed of: (i) a €293 million increase in Mainland China, Hong Kong and Taiwan, (ii) a €258 million increase in Americas, (iii) a €140 million increase in EMEA, and (iv) a €77 million increase in Rest of APAC. The mix of net revenues by geography was impacted by the deliberate geographic allocation of shipments, which followed the pace of introduction of new models.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, Formula 1 commercial agreements and brand management activities for 2022 were €479 million, an increase of €48 million, or 11.1 percent, from €431 million for 2021. The increase was primarily attributable to an improvement in our Formula 1 ranking against the prior year and lifestyle-related activities, partially offset by lower sponsorships.

Engines

Net revenues generated from engines for 2022 were €155 million, a decrease of €34 million, or 18.0 percent, from €189 million for 2021. The decrease was primarily attributable to a decrease in engines sold to Maserati. The contract for sale of engines to Maserati will expire at the end of 2023.

Other

Other net revenues for 2022 were €120 million, an increase of €42 million, or 54.2 percent, from €78 million for 2021. The increase was primarily attributable to other supporting activities, mainly related to racing and to our financial services activities (including positive foreign currency exchange impact), as well as to the Moto GP event held at our Mugello racetrack, which was held with full public attendance in 2022.

2021 compared to 2020

Net revenues for 2021 were €4,271 million, an increase of €811 million, or 23.4 percent (an increase of 26.0 percent on a constant currency basis), from €3,460 million for 2020.

The increase in net revenues was attributable to the combination of (i) a €738 million increase in cars and spare parts, (ii) a €38 million increase in engines and (iii) a €41 million increase in sponsorship, commercial and brand, partially offset by a €6 million decrease in other revenues.

Cars and spare parts

Net revenues generated from cars and spare parts for 2021 were €3,573 million, an increase of €738 million, or 26.0 percent, from €2,835 million for 2020.

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

Sponsorship, commercial and brand

Net revenues generated from sponsorship, Formula 1 commercial agreements and brand management activities for 2021 were €431 million, an increase of €41 million, or 10.4 percent, from €390 million for 2020. The increase was primarily attributable to Formula 1 racing activities, driven by the more favorable Formula 1 calendar compared to 2020, and brand-related activities, partially offset by a lower prior year Formula 1 ranking.

Engines

Net revenues generated from engines for 2021 were €189 million, an increase of €38 million, or 25.7 percent, from €151 million for 2020. The increase was mainly attributable to an increase in engines sold to Maserati and, to a lesser extent, higher revenues from the rental of engines to other Formula 1 racing teams.

Other

Other net revenues for 2021 were €78 million, a decrease of €6 million, or 7.4 percent, from €84 million for 2020.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2020	Percentage of net revenues	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Cost of sales	2,649	52.0%	2,081	48.7%	1,686	48.7%	568	27.3%	395	23.4%
2022 compared to 2021

Cost of sales for 2022 was €2,649 million, an increase of €568 million, or 27.3 percent, from €2,081 million for 2021. As a percentage of net revenues, cost of sales was 52.0 percent in 2022 compared to 48.7 percent in 2021.

The increase in cost of sales was primarily attributable to higher car volumes, including personalizations, a change in product mix and higher industrial costs, including cost inflation (particularly for energy and raw materials) and depreciation, as well as negative contribution from racing activities and the appreciation of certain foreign currencies compared to the Euro (mainly the U.S. Dollar and the Chinese Yuan), and higher costs for lifestyle and other supporting activities.

2021 compared to 2020

Cost of sales for 2021 was €2,081 million, an increase of €395 million, or 23.4 percent, from €1,686 million for 2020. As a percentage of net revenues, cost of sales was 48.7 percent both in 2020 and 2021.

The increase in cost of sales was primarily attributable to higher car volumes and a change in product mix, as well as higher Maserati engine volumes and costs for other supporting activities.

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2020	Percentage of net revenues	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Selling, general and administrative costs	428	8.4%	348	8.1%	336	9.7%	80	23.0%	12	3.5%

2022 compared to 2021

Selling, general and administrative costs for 2022 were €428 million, an increase of €80 million, or 23.0 percent, from €348 million for 2021. As a percentage of net revenues, selling, general and administrative costs were 8.4 percent in 2022 compared to 8.1 percent in 2021.

The increase in selling, general and administrative costs was mainly attributable to communication and marketing activities, lifestyle and corporate events, and costs to support the Group’s organizational development.

2021 compared to 2020

Selling, general and administrative costs for 2021 were €348 million, an increase of €12 million, or 3.5 percent, from €336 million for 2020. As a percentage of net revenues, selling, general and administrative costs were 8.1 percent in 2021 compared to 9.7 percent in 2020.

The increase was mainly attributable to communication and marketing activities related to models unveiled in 2021, as well as lifestyle events and costs to support the organic growth of the business.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2020	Percentage of net revenues	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Research and development costs expensed during the year	518	10.1%	574	13.4%	527	15.2%	(56)	(9.7%)	47	8.9%
Amortization of capitalized development costs	258	5.1%	194	4.6%	180	5.2%	64	32.5%	14	7.7%
Research and development costs	776	15.2%	768	18.0%	707	20.4%	8	1.0%	61	8.6%
2022 compared to 2021

Research and development costs for 2022 were €776 million, an increase of €8 million, or 1.0 percent, from €768 million for 2021. As a percentage of net revenues, research and development costs were 15.2 percent in 2022 compared to 18.0 percent in 2021.

The increase in research and development costs was primarily attributable to an increase in amortization of capitalized development costs of €64 million driven by a general increase in capitalized development costs in recent years in line with our strategy to further innovate and broaden our product portfolio. This increase was partially offset by a decrease in research and development costs expensed of €56 million, mainly driven by an increase in the proportion of development costs capitalized (compared to costs expensed) as we advance through the stages of development for many of the technologies we are creating, as well as the cap on certain costs we may incur for the chassis of our Formula 1 racing cars in accordance with applicable FIA financial regulations.

2021 compared to 2020

Research and development costs for 2021 were €768 million, an increase of €61 million, or 8.6 percent, from €707 million for 2020. As a percentage of net revenues, research and development costs were 18.0 percent in 2021 compared to 20.4 percent in 2020.

The increase in research and development costs was primarily attributable to an increase in research and development costs expensed of €47 million driven by product innovation and Formula 1 activities, and comparison was impacted by higher technology incentives in the prior year, as well as an increase in amortization of capitalized development costs of €14 million driven by a general increase in capitalized development costs in recent years in line with our strategy to update and broaden our product portfolio and significantly increase our efforts in relation to hybrid and other advanced technologies.

Other expenses/(income), net

	For the years ended December 31,			Increase/(Decrease)
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Other expenses/(income), net	21	6	19	15	n.m.	(13)	(69.9)%

Generally, other expenses/(income), net consist of other expenses that primarily include indirect taxes, provisions and other miscellaneous expenses, as well as other income that primarily includes rental income, gains on the disposal of property, plant and equipment and other miscellaneous income, including releases of previously recognized provisions.

Other expenses/(income), net in 2022 is composed of other expenses of €34 million, partially offset by €13 million of other income. Other expenses/(income), net in 2021 is composed of other expenses of €14 million, partially offset by €8 million of other income, and included releases of provisions relating to legal disputes following developments favorable to Ferrari. Other expenses/(income), net in 2020 is composed of other expenses of €25 million, partially offset by €6 million of other income.

EBIT

	For the years ended December 31,						Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2020	Percentage of net revenues	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
EBIT	1,227	24.1%	1,075	25.2%	716	20.7%	152	14.1%	359	50.2%

2022 compared to 2021

EBIT for 2022 was €1,227 million, an increase of €152 million, or 14.1 percent, from €1,075 million for 2021. As a percentage of net revenues, EBIT decreased from 25.2 percent in 2021 to 24.1 percent in 2022.

The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €261 million, (ii) negative product mix impact of €16 million, mainly impacted by lower shipments of the Ferrari Monza SP1 and SP2, which phased out in the first quarter of 2022, partially offset by positive contribution from personalizations and Range model mix, (iii) negative contribution of €109 million from higher industrial costs, including cost inflation (particularly for energy and raw materials) and depreciation, (iv) an increase in research and development costs of €8 million, (v) an increase in selling, general and administrative costs of €80 million, (vi) negative contribution of €15 million from racing activities, and reduced engine shipments to Maserati (in line with plans), partially offset by a positive contribution from lifestyle activities, and (vii) positive foreign currency exchange impact of €119 million (including foreign currency hedging instruments).

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

Net financial expenses

	For the years ended December 31,			Increase/(Decrease)
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Net financial expenses	49	33	49	16	49.2%	(16)	(32.3%)

2022 compared to 2021

Net financial expenses for 2022 increased to €49 million compared to €33 million for 2021. The increase in net financial expenses was primarily attributable to hedging costs for foreign exchange derivatives, as well as the remeasurement to fair value of financial investments held by the Group.

2021 compared to 2020

Net financial expenses for 2021 decreased to €33 million compared to €49 million for 2020. The decrease in net financial expenses was primarily attributable to a decrease in net foreign exchange losses, including hedging costs.

Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(€ million, except percentages)
Income tax expense	239	209	58	30	14.0%	151	n.m.
2022 compared to 2021

Income tax expense for 2022 was €239 million, an increase of €30 million, compared to €209 million for 2021. Income taxes for both years benefited from the application of the Patent Box regime. See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

The increase in income tax expense was primarily attributable to an increase in profit before taxes in 2022 compared to 2021.

The effective tax rate was 20.2 percent in 2022 compared to 20.1 percent in 2021.
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

In the fourth quarter of 2020, the Group benefited from the measures introduced in Italy by art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes. The deferred tax asset will be utilized over a 50-year period (following the introduction of the 2022 Italian budget law (Law 234/2021) which provides for an extension from 18 years to 50 years of the amortization period for tax purposes for any trademarks and goodwill that benefited from the step-up regime) and the substitute tax will be paid in three equal annual installments starting in 2021. The net benefit has been treated as an adjusting item in the calculation of Adjusted Net Profit and Adjusted Basic and Diluted Earnings per Common Share for 2020.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the transition of our product portfolio to hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. At our Capital Markets Day held on June 16, 2022, we announced a new multi-year share repurchase program of approximately €2 billion that is expected to be executed by 2026, as well as an increase in our expected dividend payout ratio from 30 percent to 35 percent of Adjusted Net Income starting in 2022.

We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our liquidity requirements.

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

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona and limited edition models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and transition our product portfolio to hybrid and electric powertrains. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including acquisitions of tracts of land adjacent to our facilities in Maranello as part of our expansion plans and the ongoing construction of our new e-building, which will be used for the production of BEVs and related batteries.

The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. Our tax expense and tax payments in 2022, 2021 and 2020 benefited from applying the Patent Box tax regime in Italy. See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2022, 2021 and 2020. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2022	2021	2020
	(€ million)
Cash and cash equivalents at beginning of the year	1,344	1,362	898
Cash flows from operating activities	1,403	1,283	838
Cash flows used in investing activities	(805)	(733)	(708)
Cash flows (used in)/from financing activities	(554)	(580)	340
Translation exchange differences	1	12	(6)
Total change in cash and cash equivalents	45	(18)	464
Cash and cash equivalents at end of the year	1,389	1,344	1,362
2022 compared to 2021

For the year ended December 31, 2022 cash and cash equivalents held by the Group increased by €45 million compared to a decrease in cash and cash equivalents of €18 million for the year ended December 31, 2021. The difference in the net change in cash and cash equivalents in 2022 compared to 2021 of positive €63 million was primarily attributable to the combined effects of:

(i)an increase in cash flows from operating activities of €120 million in 2022 compared to 2021, mainly attributable to an increase in EBITDA of €242 million and €170 million from other operating assets and liabilities, driven by the collection of advances for the Daytona SP3 and the 812 Competizione A, partially offset by higher income tax paid of €196 million and an increase in cash used for inventories, trade receivables and trade payables of €91 million driven by higher overall volumes; and

(ii)a decrease in cash flows used in financing activities of €26 million in 2022 compared to 2021, driven by net proceeds/repayments of debt (net proceeds of €95 million in 2022 compared to net repayments of €187 million in 2021), partially offset by higher share repurchases of €166 million and higher dividends of €90 million in 2022 compared to 2021;

partially offset by:

(iii)an increase in cash flows used in investing activities of €72 million in 2022 compared to 2021, driven by higher investments in intangible assets to support the development of our current and future product offering.

2021 compared to 2020

For the year ended December 31, 2021 cash and cash equivalents held by the Group decreased by €18 million compared to an increase in cash and cash equivalents of €464 million for the year ended December 31, 2020. The difference in the net change in cash and cash equivalents in 2021 compared to 2020 of negative €482 million was primarily attributable to the combined effects of:

(i)a change in cash flows (used in)/from financing activities of €920 million in 2021 compared to 2020, driven by net repayments/proceeds of debt (net repayments of €187 million in 2021 compared to net proceeds of €681 million in 2020) and higher share repurchases of €101 million in 2021 compared to 2020, partially offset by lower dividends paid of €50 million; and ;

(ii)an increase in cash flows used in investing activities of €25 million in 2021 compared to 2020, mainly driven by higher investments in intangible assets to support the development of our current and future product offering.

partially offset by:

(iii)an increase in cash flows from operating activities of €445 million in 2021 compared to 2020, mainly attributable to an increase in EBITDA of €388 million and a positive impact of €62 million from working capital and other operating assets and liabilities.

Please refer to the following discussion and to the Consolidated Statement of Cash Flows included elsewhere in this document for additional information related to our cash flows.

A summary of the cash flows from or used in operating, investing and financing activities for each year is provided below.

Operating Activities — Year Ended December 31, 2022

For the year ended December 31, 2022, our cash flows from operating activities were €1,403 million, primarily attributable to:

(i)profit before tax of €1,178 million, adjusted for €546 million of depreciation and amortization expense, €50 million of net finance costs and net other non-cash expenses and income of €112 million (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method); and

(ii)€140 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for the Ferrari Daytona SP3 and the 812 Competizione A;

partially offset by:

(i)€305 million of income tax paid;

(ii)€188 million of cash absorbed by receivables from financing activities, driven by an increase in the financial services portfolio;

(iii)€98 million of cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to higher overall volumes; and

(iv)€32 million of net finance costs paid.

Operating Activities — Year Ended December 31, 2021

For the year ended December 31, 2021, our cash flows from operating activities were €1,283 million, primarily attributable to:

(i)profit before tax of €1,042 million, adjusted for €456 million for depreciation and amortization expense, €33 million of net finance costs, and net other non-cash expenses and income of €48 million (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method).

partially offset by:
(i)€123 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio;

(ii)€30 million of cash absorbed from the change in other operating assets and liabilities, primarily attributable to reversals of advances received for the Ferrari Monza SP1 and SP2, partially offset by advances received for the 812 Competizione and 812 Competizione A;

(iii)€6 million of cash absorbed from the net change in inventories, trade receivables and trade payables. In particular, the movement was attributable to: (a) cash absorbed by inventories of €81 million driven by higher volumes, partially offset by (b) cash generated from trade receivables of €2 million and (c) cash generated from trade payables of €73 million;

(iv)€28 million of net finance costs paid; and

(v)€109 million of income tax paid.

Operating Activities — Year Ended December 31, 2020

For the year ended December 31, 2020, our cash flows from operating activities were €838 million, primarily attributable to:

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

(iv)52 million of net finance costs paid; and

(v)€91 million of income tax paid.

Investing Activities — Year Ended December 31, 2022

For the year ended December 31, 2022, our net cash used in investing activities was €805 million, primarily attributable to: (i) €457 million of additions to intangible assets and, (ii) €348 million of additions to property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.

Investing Activities — Year Ended December 31, 2021

For the year ended December 31, 2021, our net cash used in investing activities was €733 million, primarily attributable to: (i) €385 million of additions to intangible assets and, (ii) €352 million of additions to property, plant and equipment, partially offset by proceeds from disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.

Investing Activities — Year Ended December 31, 2020

For the year ended December 31, 2020, our net cash used in investing activities was €708 million, primarily attributable to: (i) €352 million of additions to intangible assets and, (ii) €357 million of additions to property, plant and equipment, partially offset by proceeds from the disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “—Capital Expenditures” below.

Financing Activities — Year Ended December 31, 2022

For the year ended December 31, 2022, net cash used in financing activities was €554 million, primarily attributable to:

(i)€397 million to repurchase common shares under the Company’s share repurchase program (including the “Sell-to-Cover” practice under the equity incentive plans);

(ii)€252 million of dividends paid (of which €250 million was to owners of the parent and €2 million was to non-controlling interests);

(iii)€46 million related to the net change in borrowings to banks and other financial institutions; and

(iv)€17 million in repayments of lease liabilities.

partially offset by:

(i)€146 million of proceeds net of repayments related to our revolving securitization programs in the United States; and

(ii)€12 million related to the net change in other debt.

Financing Activities — Year Ended December 31, 2021

For the year ended December 31, 2021, our net cash used in financing activities was €580 million, primarily attributable to:

(i)€500 million for the full repayment of a bond upon maturity in January 2021;

(ii)€231 million to repurchase common shares under the Company’s share repurchase program (including the “Sell-to-Cover” practice under the equity incentive plans);

(iii)€161 million of dividends paid (of which €160 million was to owners of the parent and €1 million was to non-controlling interests);

(iv)€22 million in repayments of lease liabilities; and

(v)€7 million related to the net change in other debt;

partially offset by:

(i)€149 million of net proceeds from the issuance of the 2032 Notes in July 2021;

(ii)€121 million related to the net change in bank borrowings and other financial institutions; and

(iii)€71 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Financing Activities — Year Ended December 31, 2020

For the year ended December 31, 2020, our net cash from financing activities was €340 million, primarily attributable to:

(i)€640 million of net proceeds from the issuance of the 2025 Bond;

(ii)€44 million of proceeds net of repayments related to our revolving securitization programs in the United States; and

(iii)€18 million related to the net change in other debt.

partially offset by:

(i)€211 million of dividends paid (of which €208 million was to owners of the parent and €3 million was to non-controlling interests);

(ii)€130 million paid to repurchase common shares under the Company’s share repurchase program in the first quarter of 2020;

(iii)€20 million in repayments of lease liabilities; and

(iv)€1 million related to the net change in bank borrowings.

Capital Expenditures

Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Our capital investments generally focus on efforts to support continuous product portfolio renewal and expansion, as well as development activities aimed at continually innovating and improving our cars, including the transition of our product portfolio to hybrid and electric technology. We expect that our capital expenditures in the next few years will continue to be primarily focused on broadening and innovating our product range, consistent with our plans to launch 15 models over the period from 2023 to 2026, as well as on infrastructure investments to further enhance our technological edge through continuous innovation and the development of core components in house.

Capital expenditures for the years ended December 31, 2022, 2021 and 2020 were €824 million, €750 million and €734 million, respectively.

The following table sets forth a breakdown of capital expenditures by category for each of the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	416	363	320
Patents, concessions and licenses	31	17	27
Other intangible assets	10	5	5
Total intangible assets	457	385	352
Property, plant and equipment
Industrial buildings	18	35	28
Plant, machinery and equipment	154	123	115
Other assets	27	20	24
Advances and assets under construction	168	187	215
Total property, plant and equipment	367	365	382
Total capital expenditures	824	750	734
Intangible assets

Our total capital expenditures in intangible assets for the year ended December 31, 2022 were €457 million (€385 million and €352 million for the years ended December 31, 2021 and 2020, respectively).

The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the development of the key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.

For the year ended December 31, 2022, we invested €416 million in externally acquired and internally generated development costs, of which €301 million primarily related to the development of models to be launched in future years and €115 million primarily related to the development of our current product portfolio and components.

For the year ended December 31, 2021, we invested €363 million in externally acquired and internally generated development costs, of which €229 million primarily related to the development of models to be launched in future years and €134 million primarily related to the development of our current product portfolio and components.

For the year ended December 31, 2020, we invested €320 million in externally acquired and internally generated development costs, of which €244 million primarily related to the development of models to be launched in future years and, to a much lesser extent, to investments required for new technical regulations applicable for the 2022 to 2025 Formula 1 seasons, and €76 million related to the development of models in our current product portfolio and components.

Property, plant and equipment
Our total capital expenditures in property, plant and equipment for the year ended December 31, 2022 were €367 million (€365 million and €382 million for the years ended December 31, 2021 and 2020, respectively).

For the years ended December 31, 2022, 2021 and 2020, we made significant investments for industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. Investments in advances and assets under construction and industrial buildings for the periods presented reflect our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches, as well as investments for the ongoing construction of our e-building, which will be used for the production of BEVs and related batteries, and tracts of land adjacent to our facilities in Maranello as part of our expansion plans, which amounted to €8 million in 2022 and €42 million in 2021. The cumulative acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans since the start of 2019 amounted to €126 million.

At December 31, 2022, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €201 million (€74 million at December 31, 2021). The increase in contractual commitments for the purchase of property, plant and equipment at December 31, 2022 compared to December 31, 2021 is primarily related to planned investments for the ongoing construction of our new e-building.

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2022:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	805	1,274	59	450	2,588
Interest on long-term debt (2)	35	33	10	15	93
Lease obligations (3)	16	20	12	13	61
Unconditional minimum purchase obligations (4)	55	13	3	—	71
Purchase obligations (5)	161	40	—	—	201
Total contractual obligations	1,072	1,380	84	478	3,014
______________________________
(1)    Amounts presented relate to the principal amounts of long-term debt, excluding lease liabilities and the related interest expense that will be paid when due. For additional information see Note 24 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations. See the table below for a reconciliation of the contractual commitments of our long-term debt to the debt recognized in the consolidated statement of financial position included within our Consolidated Financial Statements.
(2)    Amounts include interest payments based on the contractual terms and current interest rates on our long-term debt. Where interest rates are variable, they were determined using the rates in effect at December 31, 2022.
(3)    Lease obligations mainly relate to leases for Ferrari stores, industrial buildings and certain other leased assets used in our business.
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

The long-term debt obligations reflected in the table above can be reconciled to the amount recognized in the consolidated statement of financial position at December 31, 2022 (in our Consolidated Financial Statements included elsewhere in this document) as follows:

(€ million)
Debt	2,812
Short-term debt obligations	(161)
Lease liabilities	(57)
Accrued interest and amortized cost effects	(6)
Long-term debt	2,588

Pension, post-employment benefits and other provisions for employees

We provide post-employment benefits for certain active employees and retirees of the Group. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations or other provisions for employees. At December 31, 2022, the liability for such obligations amounted to €111 million (€101 million at December 31, 2021). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.

Off balance sheet arrangements

We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 29 “Commitments” to the Consolidated Financial Statements included elsewhere in this document.

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Net Debt, Net Industrial Debt, Free Cash Flow, Free Cash Flow from Industrial Activities, EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

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

The following table sets presents a reconciliation of Net Debt and Net Industrial Debt at December 31, 2022 and 2021.

	At December 31,
	2022	2021
	(€ million)
Cash and cash equivalents	1,389	1,344
Total liquidity	1,389	1,344
Bonds and notes	(1,490)	(1,487)
Asset-backed financing (Securitizations)	(1,105)	(900)
Borrowings from banks and other financial institutions	(114)	(154)
Lease liabilities	(57)	(56)
Other debt	(46)	(33)
Total Debt	(2,812)	(2,630)
Net Debt (A)	(1,423)	(1,286)
Net Debt of Financial Services Activities (B)	(1,216)	(989)
Net Industrial Debt (A-B)	(207)	(297)
For additional information relating to our total debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

The increase in the Net Debt of Financial Services Activities of €227 million, from €989 million at December 31, 2021 to €1,216 million at December 31, 2022, relates primarily to the increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States , which grew by €256 million, from €1,144 million at December 31, 2021 to €1,400 million at December 31, 2022 (including the effects of the U.S. Dollar’s appreciation against the Euro).

The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at December 31, 2022 and 2021:

	At December 31,
	2022	2021
	(€ million)
Receivables from financing activities	1,400	1,144
Net Debt of Financial Services Activities	(1,216)	(989)

For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €1,389 million at December 31, 2022 compared to €1,344 million at December 31, 2021. See “—Cash Flows” above for further details.

Approximately 85 percent of our cash and cash equivalents were denominated in Euro at December 31, 2022 (approximately 85 percent at December 31, 2021). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €97 million at December 31, 2022 (€90 million at December 31, 2021), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At December 31,
	2022	2021
	(€ million)
Euro	1,181	1,144
Chinese Yuan	96	88
U.S. Dollar	70	68
Pound Sterling	9	6
Japanese Yen	6	20
Other currencies	27	18
Total	1,389	1,344
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €44 million at December 31, 2022 (€48 million at December 31, 2021).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2022 was €2,058 million (€2,020 million at December 31, 2021).

The following table summarizes our total available liquidity:

	At December 31,
	2022	2021
	(€ million)
Cash and cash equivalents	1,389	1,344
Undrawn committed credit lines	669	676
Total available liquidity	2,058	2,020
The undrawn committed credit lines at December 31, 2022 and at December 31, 2021 relate to revolving credit facilities. For further details, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

The following table presents our Free Cash Flow and Free Cash Flow from Industrial Activities for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022	2021	2020
	(€ million)
Cash flows from operating activities	1,403	1,283	838
Investments in property, plant and equipment, intangible assets and joint ventures	(806)	(737)	(709)
Free Cash Flow	597	546	129
Free Cash Flow from Financial Services Activities	(161)	(96)	(42)
Free Cash Flow from Industrial Activities	758	642	171
    Free Cash Flow for the year ended December 31, 2022 was €597 million compared to €546 million for the year ended December 31, 2021 and €129 million for the year ended December 31, 2020. For an explanation of the drivers in Free Cash Flow see “—Cash Flows” above.

Free Cash Flow from Industrial Activities for the year ended December 31, 2022 was €758 million, an increase of €116 million compared to €642 million for the year ended December 31, 2021. The increase in Free Cash Flow from Industrial Activities in 2022 compared to 2021 was primarily attributable to (i) an increase in EBITDA, (ii) a positive change in cash flows from other operating assets and liabilities driven by the collection of advances for the Daytona SP3 and the 812 Competizione A, partially offset by (iii) higher income taxes paid, (iv) an increase in cash used for inventories, trade receivables and trade payables driven by higher overall volumes and (v) higher investments in intangible assets to support the development of our current and future product offering. See also “—Cash Flows” above for additional information.

Free Cash Flow from Industrial Activities for the year ended December 31, 2021 was positive €642 million an increase of €471 million compared to €171 million for the year ended December 31, 2020. The increase in Free Cash Flow from Industrial Activities in 2021 compared to 2020 was primarily attributable to (i) an increase in EBITDA and (ii) a positive change in cash flows from other operating assets and liabilities driven by the collection of advances from the 812 Competizione and 812 Competizione A, partially offset by (iii) the reversal of advances for the Ferrari Monza SP1 and SP2, (iv) higher investments to support the development of our current and future product offering and (v) higher taxes paid.

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

The following table presents the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the years ended December 31,
	2022	2021	2020
	(€ million)
Net profit	939	833	609
Income tax expense	239	209	58
Net financial expenses	49	33	49
EBIT	1,227	1,075	716
Amortization and depreciation	546	456	427
EBITDA and Adjusted EBITDA	1,773	1,531	1,143
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

The following table presents Adjusted EBIT for the years ended December 31, 2022, 2021 and 2020. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the years ended December 31,
	2022	2021	2020
	(€ million)
EBIT and Adjusted EBIT	1,227	1,075	716

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

The following table presents the calculation of Adjusted Net Profit for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022	2021	2020
	(€ million)
Net profit	939	833	609
Trademark step-up(1)	—	—	(75)
Adjusted Net Profit	939	833	534
_____________________________
(1)Reflects the application of the measures introduced in Italy by art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €84 million and a substitute tax liability for €9 million, resulting in a net tax benefit of €75 million. There was no cash effect in 2020.

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

The following table presents the calculation of Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the years ended December 31, 2022, 2021 and 2020.

		For the years ended December 31,
		2022	2021	2020
Net profit attributable to owners of the Company	€ million	933	831	608
Trademark step-up(1)	€ million	—	—	(75)
Adjusted net profit attributable to owners of the Company	€ million	933	831	533

Weighted average number of common shares for basic earnings per share	thousand	182,836	184,446	184,806
Adjusted Basic Earnings per Common Share	€	5.11	4.50	2.88
Weighted average number of common shares for diluted earnings per share(2)	thousand	183,072	184,722	185,379
Adjusted Diluted Earnings per Common Share	€	5.09	4.50	2.88
____________________________
(1)Reflects the application of the measures introduced in Italy by art. 110 of the Law Decree n. 104/2020, converted in the Law n.126/2020, enacting “Urgent measures to support and relaunch the economy” which reopened the voluntary step up of tangible and intangible assets, with the application of a substitutive tax rate (3%). In particular, Ferrari S.p.A. benefited from the one-off partial step-up of its trademark for tax purposes, which resulted in the recognition in 2020 of deferred tax assets for €83.7 million and a substitute tax liability for €9.0 million, resulting in a net tax benefit of €74.7 million. There was no cash effect in 2020.
(2)The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the related awards vested).

See Note 12 “Earnings per Share” to the Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic earnings per common share and diluted earnings per common share.

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

Major Shareholders

Exor is our largest shareholder through its approximately 24.44 percent shareholding interest in our outstanding common shares (as of February 13, 2023). See “Overview—History of the Company”. As a result of the loyalty voting mechanism, Exor’s voting power is approximately 36.25 percent (as of February 13, 2023). In addition, as of February 13, 2023, Trust Piero Ferrari, a Jersey trust established by Mr. Piero Ferrari, holds approximately 10.39 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, a voting power of approximately 15.42 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.

Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, summarized below under “—Shareholders’ Agreement”.

Exor resulted from a cross-border merger of its predecessor entity, Exor S.p.A. with and into Exor N.V. As a result of that merger, which was completed on December 11, 2016, all activities of Exor S.p.A. are continued by Exor under universal succession, including with respect to the holding of our shares. Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds 84.37 percent of its share capital, based on regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 2, 2023, were John Elkann, Jeroen Preller, Florence Hinnen, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia and Benedetto Della Chiesa.

Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 13, 2023:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	24.44%
Trust Piero Ferrari (2)	18,894,295	10.39%
BlackRock, Inc. (3)	10,351,823	5.69%
T. Rowe Price Associates, Inc (4)	8,137,521	4.48%
Other public shareholders	99,974,204	55.00%

______________________________
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
(2)Each of Exor and Trust Piero Ferrari participate in the loyalty voting program of Ferrari. As of February 13, 2023, Exor owned 44,435,280 special voting shares and Trust Piero Ferrari owned 18,894,295 special voting shares. Therefore, as discussed above in this section, the voting power of Exor and Trust Piero Ferrari in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3)Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 1, 2023, File No. 005-89223), BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 9,760,891 common shares.
(4)Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 14, 2018, File No. 005-89223), T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the U.S. Investment Advisers Act of 1940. Based on subsequent filings with the SEC, out of the common shares beneficially owned as set forth in the table, T. Rowe Price associates, Inc. has sole voting power over 4,532,280 common shares.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 13, 2023, approximately 78.5 million Ferrari common shares, or 40.5 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,809 record holders had registered addresses in the United States.

Shareholders’ Agreement

On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective at the completion of the Separation on January 3, 2016 (as amended, the “Shareholders’ Agreement”) and prior to the admission to listing and trading of the common shares of Ferrari on Euronext Milan. On December 16, 2022, Exor, Piero Ferrari and the newly established Trust Piero Ferrari entered into an adherence and amendment agreement (the “Adherence and Amendment Agreement”) to the Shareholders’ Agreement, whereby Trust Piero Ferrari was added as a new party to the Shareholders’ Agreement and certain provisions of the Shareholders Agreement were amended. This followed the establishment of Trust Piero Ferrari and the grant to Trust Piero Ferrari of the bare ownership of Ferrari shares as described under “—Major Shareholders” above. Ferrari is not a party to the Shareholders’ Agreement nor to the Adherence and Amendment Agreement, and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders’ Agreement based on regulatory filings made by Exor, Trust Piero Ferrari and Piero Ferrari.

Consultation

For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting of shareholders of Ferrari, Exor and Piero Ferrari will consult with each other prior to each General Meeting. For the purposes of this consultation right and duties, representatives of each of Exor and Piero Ferrari shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting. This consultation right does not include an obligation to vote in any certain way nor does it constitute a veto right in favor of Piero Ferrari. The consultation rights and obligations set forth in the Shareholders’ Agreement apply solely between Exor and Piero Ferrari, and do not apply to Trust Piero Ferrari.

In the event of (i) consolidation upon Trust Piero Ferrari of the usufruct on the common shares of Ferrari, as held by Piero Ferrari, and the bare ownership on the common shares of Ferrari, as held by Trust Piero Ferrari, or (ii) any other transfer of the usufruct on the common shares of Ferrari, as held by Piero Ferrari, to a Permitted Transferee (as defined in the Shareholders’ Agreement), the consultation rights and obligations set forth in the Shareholders’ Agreement will automatically terminate and cease to have any validity and effect and a new consultation procedure will automatically come into force and effect between Exor and the relevant Permitted Transferee (including Trust Piero Ferrari, if applicable). Such new consultation procedure will entail no obligation on the parties to reach a common view and each of Exor and the relevant Permitted Transferee (including the trustee acting on behalf of Trust Piero Ferrari, if applicable), will at all times remain free to exercise its voting rights independently.

Pre-emption right in favor of Exor and right of first offer of Piero Ferrari

Except for Permitted Transfers (as defined in the Shareholders’ Agreement), the bare ownership on the common shares of Ferrari, as held by Trust Piero Ferrari, and the usufruct on the common shares of Ferrari, as held by Piero Ferrari, will not be transferred separately. In the event of the joint transfer of bare ownership and usufruct of all or part of the Ferrari common shares held by Trust Piero Ferrari, Exor will have the right to purchase all (but not less than all) of the common shares being transferred on the terms of the original proposed transferor, in case the original proposed transfer was for no consideration, at market prices determined pursuant to the Shareholders’ Agreement.

In the event Exor intends to transfer (in whole or in part) its common shares to a third party, either solicited or unsolicited, Piero Ferrari will have the right to make a binding, unconditional and irrevocable all cash offer for the purchase of such common shares. Trust Piero Ferrari will not have any rights in connection with such right of first offer.

The foregoing will not apply in the case of transfers of Ferrari common shares: (i) by any party to the Shareholders’ Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Ferrari Articles of Association) of such party, (ii) by Exor, to any affiliate of G.A., to a successor in business of G.A. and to any affiliate of a successor in business of G.A., and (iii) by any party to the Shareholders’ Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari will not apply in relation to, and Trust Piero Ferrari will be free and allowed to carry out, market sales to third parties of its Ferrari common shares (provided always that bare ownership and usufruct are transferred together) which in the aggregate do not exceed, during the whole period of validity of the Shareholders’ Agreement, 0.5 percent of the number of common shares owned by Piero Ferrari upon completion of the Separation.

Succession

In the event of (i) consolidation upon Trust Piero Ferrari of the usufruct on the common shares of Ferrari, as held by Piero Ferrari, and the bare ownership on the common shares of Ferrari, as held by Trust Piero Ferrari, or (ii) any other transfer of the usufruct on the common shares of Ferrari, as held by Piero Ferrari, to a Permitted Transferee, all rights and obligations pertaining to Piero Ferrari under the Shareholders’ Agreement other than the consultation rights and obligations described above (and, therefore, including the right of first offer) shall automatically be transferred to the relevant Permitted Transferee (including Trust Piero Ferrari, if applicable) to the extent that such provisions cannot be classified as acting in concert provisions within the meaning of the Dutch applicable laws and regulations.

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

The Shareholders’ Agreement shall terminate and cease to have any effect as a result of the transfer of all the common shares owned by either Exor or Trust Piero Ferrari to a third party.

Governing law and jurisdiction

The Shareholders’ Agreement is governed by and must be interpreted according to the laws of the Netherlands. Any disputes arising out of or in connection with the Shareholders’ Agreement are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

Corporate Governance

Introduction

Ferrari N.V. is a public limited liability company, incorporated under the laws of the Netherlands. The Company is the holding company of the Ferrari group following the separation of the Ferrari business from FCA, now Stellantis N.V. In this section, the “Company” may refer to Ferrari N.V. or to New Business Netherlands N.V., Ferrari N.V.’s predecessor as holding company of the Ferrari group, as the context may require. The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on Euronext Milan (formerly Mercato Telematico Azionario).

In accordance with the NYSE rules, the Company is permitted to follow its home country practice with regard to certain corporate governance standards. Therefore, the Company has adopted, except as discussed below under “Compliance with Dutch Corporate Governance Code”, the best practice provisions of the updated Dutch corporate governance code issued by the Corporate Governance Code Monitoring Committee, which entered into force on January 1, 2018 (the “Dutch Corporate Governance Code”) and is applicable retroactively as from financial year 2017. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and the relationship with the general meeting of shareholders. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the 2016 Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code will enter into force as for the financial year beginning on or after January 1, 2023, meaning that compliance with the updated Dutch Corporate Governance Code will need to be accounted for in the management report for the financial year 2023.

In this Annual Report the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in this and in its future annual reports.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors” or the “Board”) consists of three or more directors (the “Directors”). The current Board of Directors was appointed at the annual general meeting of shareholders held on April 13, 2022. Its term of office will expire on the day of the next Annual General Meeting of Shareholders, which is currently expected to be on April 14, 2023. Each Director may be reappointed at any subsequent annual general meeting of shareholders. Mr. Benedetto Vigna, who acted as Chief Executive Officer since September 12, 2021, was confirmed Chief Executive Officer by the Board of Directors of Ferrari on April 13, 2022.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., Mr. John Elkann, Executive Chairman, and Mr. Benedetto Vigna, Chief Executive Officer) and eight non-executive Directors. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer. The Chief Executive Officer has day-to-day responsibility for the management of the Company and the Group.

Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer. The Board of Directors appointed the following internal committees: (i) an Audit Committee, (ii) an ESG Committee, and (iii) a Compensation Committee. On certain key operational matters, the executive Directors are supported by the Ferrari Leadership Team (hereinafter also the “FLT”, formerly Senior Management Team, and so renamed as a result of the organizational changes implemented in January 2022), which is responsible for reviewing the operating performance of the businesses, collaborating on certain operational matters, supporting the executive Directors with their tasks and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily to the extent it relates to the operational management.

Set forth below is the name, year of birth and position of each of the persons currently serving as Directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Sergio Duca(1)	1947	Senior Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Francesca Bellettini	1970	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
John Galantic	1961	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
______________________________
(1)The Board of Directors has resolved to appoint Sergio Duca as chairman of the Board, as referred to in the Dutch Civil Code, who will in such capacity have the title Chair (Voorzitter).
Eight Directors currently qualify as independent (representing a majority) for purposes of NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and seven Directors qualify as independent (representing a majority) for purposes of the Dutch Corporate Governance Code.

The Board of Directors has resolved to grant the following titles:

•John Elkann: Chairman of the Company;
•Benedetto Vigna: Chief Executive Officer;
•Piero Ferrari: Vice-Chairman; and
•Sergio Duca: Chair of the Board (Voorzitter) and Senior Non-Executive Director.
The following members are independent within the meaning of the Dutch Corporate Governance Code and NYSE rules:

•Delphine Arnault;
•Francesca Bellettini;
•Eddy Cue;
•Sergio Duca;
•John Galantic;
•Maria Patrizia Grieco; and
•Adam Keswick.
In addition, Piero Ferrari is considered independent within the meaning of the NYSE rules.

Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.

During 2022, there were four meetings of the Board of Directors. The attendance rate at these meetings was 97.50 percent.

The non-executive Directors of the Company met to discuss the functioning of the Board and its committees, the functioning of the executive Directors as a corporate body of the company, or the corporate strategy and the main risks of the business, pursuant to best practice provisions 2.2.6, 2.2.7 and 1.1.2 of the Dutch Corporate Governance Code.

Summary biographies for the current Directors of Ferrari are included below:

John Elkann (Chairman of the Company and executive Director) – Mr. John Elkann is Chief Executive Officer of Exor and Chairman of Stellantis N.V. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Giovanni Agnelli B.V. He is Chairman of GEDI Gruppo Editoriale S.p.A. Elkann is a trustee of MoMA. He also serves as Chairman of the Giovanni Agnelli Foundation.

Born in 1976, Italian citizenship.

Benedetto Vigna (Chief Executive Officer and executive Director) – Mr. Benedetto Vigna is Chief Executive Officer since September 2021. Before joining Ferrari, he was President of STMicroelectronics’, Analog, MEMS and Sensors Group, since January 2016 and also a member of ST’s Executive Committee from May 31, 2018. Vigna joined ST in 1995 and founded ST’s MEMS activities (Micro-Electro-Mechanical Systems). Under his guidance, ST’s MEMS sensors established ST’s leadership with large OEMs in motion-activated user interfaces. His responsibilities were expanded to include connectivity, imaging and power solutions and he piloted a series of successful moves into new business areas, with a particular focus on the industrial and automotive market segments. During his career Vigna has filed more than 200 patents on micromachining, authored numerous publications and has sat on the boards of several EU-funded programs including start ups as well as worldwide recognized boards of Asian and American research centers. Benedetto Vigna graduated in Subnuclear Physics from the University of Pisa.

Born in 1969, Italian citizenship

Piero Ferrari (Vice Chairman and non-executive Director) – Mr. Piero Ferrari has been Vice Chairman of Ferrari S.p.A. since 1988. He also serves as Chairman of HPE-COXA, is board member and Vice President of Ferretti Group. He was President of Piaggio Aero Industries S.p.A. from 1998 to 2014 and served as Chairman of the Italian Motor Sport Commission (CSAI) from 1998 to 2001 and BA SERVICE from 2000 to 2015. He was also a board member and Vice President of Banca Popolare dell’Emilia Romagna in Modena from 2002 to 2011 and from 2011 to 2014 respectively. The son of Ferrari’s founder Enzo Ferrari, Mr. Piero Ferrari covered a variety of management positions in the motor sport division of Ferrari from 1970 to 1988 with increasing responsibilities. His first position with Ferrari dates back to 1965 working on the production of the Dino 206 Competizione racing car. Mr. Piero Ferrari received an honorary degree in Aerospace Engineering from the University of Naples Federico II in 2004 and an Honorary Degree in Mechanical Engineering from the University of Modena and Reggio Emilia in 2005. In 2004, Mr. Piero Ferrari was awarded the title of Cavaliere del Lavoro.

Born in 1945, Italian citizenship.

Sergio Duca (Chairman of the Board of Directors and Senior Non-Executive Director) – Mr. Sergio Duca is a member of the Statutory Auditors of Ferrovie dello Stato Italiane S.p.A. since 2022, independent director of OSAI Automation System S.p.A. since November 2020 and a director of Tofaş Türk Otomobil Fabrikasi Anonim Şirketi, as well as Chairperson of the corporate governance committee, member of the risk management committee and member of the audit committee of the board of directors of Tofaş Türk Otomobil Fabrikasi Anonim Şirketi. He also serves as Chairman of the board of auditors of ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as member of the board of Nedcommunity association from May 2019 until May 2022, member of the Statutory Auditors of BasicNet S.p.A. from 2017 until March 2022, Chairman of the Board of Statutory Auditors of Enel S.p.A. from April 2010 until May 2019, Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as Chairman of the board of auditors of the Fondazione per la Scuola of Compagnia di San Paolo until February 2022, Chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, Chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.

Born in 1947, Italian citizenship.

Delphine Arnault (non-executive Director) – Mrs. Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a board director of LVMH Moët Hennessy Louis Vuitton SE since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé in 2008. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011 and Christian Dior SE in April 2012. Delphine Arnault previously served as a director of both Havas and 21st Century Fox from 2013 to 2019. In 2021, she has been appointed to the Board of Gagosian and Phoebe Philo Limited.

Born in 1975, French citizenship.

Francesca Bellettini (non-executive Director) – Since September 2013, Ms. Francesca Bellettini is President and Chief Executive Officer of Yves Saint Laurent (part of the Kering Group), based in France. Ms. Bellettini is a member of the Kering Group Executive Committee since 2013. Ms. Bellettini joined the Kering Group in 2003, occupying different executive roles. From 2003 until 2008 she worked in Gucci, Italy, first as Assistant to the President and Managing Director and, from 2005, as Strategic Planning Director and Associate Worldwide Merchandising Director. In 2008, she joined Bottega Veneta, Italy, as Worldwide Merchandising Director and from 2010 she became Worldwide Merchandising-Communication Director based in Switzerland. From 1999 until 2002, Ms. Bellettini worked in the Prada Group, Italy, first in the Planning and New Business Development Division of Prada and, in 2002, as Operations Manager of Helmut Lang. Previously, she worked in Compass Partners International, UK from 1998 to 1999, in Deutsche Morgan Grenfell, UK from 1996 to 1998 and in Goldman Sachs International, UK from 1994 to 1996. While graduating, she had an internship in Citibank, Italy in 1994. Ms. Bellettini graduated in Business Administration with a focus on Finance from Bocconi University, Italy.

Born in 1970, Italian citizenship.

Eddy Cue (non-executive Director) – Mr. Eddy Cue is Apple’s senior vice president of Services, reporting to CEO Tim Cook. Mr. Cue oversees the full range of Apple’s services, including Apple Music, Apple News, Apple Podcasts, the Apple TV app, and Apple TV+, as well as Apple Pay, Apple Card, Maps, Search Ads, Apple’s iCloud services, and Apple’s productivity and creativity apps. Mr. Cue’s team has an excellent track record of building and strengthening world-class services that meet and exceed the high expectations of Apple’s customers, and offer creators and storytellers the opportunity to bring their creative visions to people around the world. Mr. Cue joined Apple in 1989 and leads a large organization of amazing people. Mr. Cue was instrumental in creating the Apple online store in 1998, the iTunes Store in 2003, and the App Store in 2008. He also played a key role in developing Apple’s award-winning iLife suite of applications. In his early years at Apple, he was a successful manager of software engineering and customer support teams. Mr. Cue earned a bachelor’s degree in Computer Science and Economics from Duke University. He serves on the Board of Trustees of both the Paley Center for Media and Duke University.

Born in 1964, American citizenship.

John Galantic (non-executive Director) – John Galantic is President and Chief Operating Officer of Chanel Inc. Galantic obtained a Bachelor’s degree from Tufts University and Master’s degree in Business Administration from Harvard Business School. He began his career at Procter and Gamble and worked in various Marketing and Sales roles in Italy, the UK and US. After stints at GlaxoSmithKline in global Marketing and at Coty Beauty, as President of Coty Americas, he joined Chanel in 2006. He joined the board of Chanel in 2018. Galantic has also been on the board of Bacardi Limited since 2011. Since 2017, he has been on the board of the Chanel Fondation, a philanthropic organization focused on women and girls.

Born in 1961, American citizenship.
Maria Patrizia Grieco (non-executive Director) – Maria Patrizia Grieco has been the Chairperson of the Board of Directors of Banca Monte dei Paschi di Siena since May 2020, after having gained experience in the financial sector during the 6 years spent on the Board of Anima Holding. She has been also Chairperson of Assonime (the association of the Italian joint stock companies) since June 2021 and Deputy Chairperson of the Italian Banking Association since July 2022. From May 2014 to May 2020 she was the Chairperson of the Board of Directors of Enel, the Italian company world leader in the utilities sector. After graduating in law from the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager with the task of reorganizing and repositioning the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013 she was Chief Executive Officer of Olivetti, where she also held the role of Chairperson from 2011. She has been a member of the Board of Directors of Fiat Industrial, CIR and Endesa S.A. and currently serves on the Board of Ferrari and Amplifon. Mrs. Grieco is also a member of the Board of Directors of Bocconi University. Maria Patrizia Grieco was Chairperson of the Italian Corporate Governance Committee from 2017 to 2021. During her mandate, the new Corporate Governance Code for Italian listed companies was issued. In the framework of the G20 Italy, she was Chair of the "Integrity & Compliance" Task Force of the B20 Italy, which provided pragmatic solutions that embraced the renewed concepts of integrity and compliance, to create a better future through inclusion and positive impact. She was also a member of the G20 Business Advisory Board for the Italian Presidency, led by The European House - Ambrosetti. The Board supported the Italian Prime Minister in providing contributions to the G20 agenda.

Born in 1952, Italian citizenship.

Adam Keswick (non-executive Director) – Mr. Adam Keswick first joined the Jardine Matheson Group in 2001 and was appointed to the Board of Jardine Matheson in 2007. He was Deputy Managing Director of Jardine Matheson from 2012 to 2016, and became chairman of Matheson & Co. in 2016. Mr. Keswick is a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. He is also Vice-Chairman of the Supervisory Board of Rothschild & Co. and is a Director of Yabuli China Entrepreneurs Forum. Adam is also a Non-Executive Member of the Board of Directors and Member of the Remuneration Committee of Schindler Holdings Ltd (Switzerland).

Born in 1973, British citizenship.

As of December 31, 2022, the members of the Board of Directors had, among other skills, the skills shown in the table below:

Skill Area	Corporate Governance and Risk management	Financial and accounting	Corporate management	Digital and cybersecurity	Innovation	ESG	Automotive and motorsport industry knowledge	Luxury goods industry knowledge
John Elkann (Executive Chairman and Executive Director)	x	x	x		x	x	x
Benedetto Vigna (Chief Executive Officer)	x		x	x	x	x	x
Piero Ferrari (Vice Chairman and non-Executive Director)	x		x				x	x
Sergio Duca (Senior Non-Executive Director)	x	x	x			x	x
Delphine Arnault (Non-Executive Director)	x	x	x					x
Francesca Bellettini (Non-Executive Director)	x	x	x					x
Eddy Cue (Non-Executive Director)	x		x	x	x	x
John Galantic (Non-Executive Director)	x		x			x		x
Maria Patrizia Grieco (Non-Executive Director)	x	x	x			x	x
Adam Keswick (Non-Executive Director)	x	x	x				x

As of December 31, 2022, the Board of Directors and its committee were composed of ten Directors as shown in the table below:

Directors	Nationality	Executive	Non Executive	Independent		Committees			Directors from(1)	Roles in other companies(4)
				NYSE Rules	Dutch Code	Audit	Compensation	ESG
John Elkann (Executive Chairman and Executive Director)	IT	x						x	April 15, 2016(2)	2
Benedetto Vigna (Chief Executive Officer)	IT	x							September 16, 2021(3)	0
Piero Ferrari (Vice Chairman)	IT		x	x			x		January 2, 2016	0
Sergio Duca (Chair of the Board and Senior Non-Executive)	IT		x	x	x	x			January 2, 2016	2
Delphine Arnault	FR		x	x	x			x	April 15, 2016	2
Francesca Bellettini	IT		x	x	x	x			April 16, 2020	1
Eddy Cue	US		x	x	x		x	x	January 2, 2016	0
John Galantic	US, CH		x	x	x		x		April 16, 2020	0
Maria Patrizia Grieco	IT		x	x	x	x			April 15, 2016	2
Adam Keswick	UK		x	x	x				April 15, 2016	2
______________________________
(1) References in this table to Directors refer to Ferrari N.V. The Board of Directors is appointed annually on each annual general meeting of shareholders.
(2)    Mr. John Elkann is Executive Director from April 12, 2019.
(3)    Mr. Benedetto Vigna was designated as Chief Executive Officer by the Board of Directors as of April 13, 2022 and was previously Acting Chief
Executive Officer since September 16, 2021.
(4)    Directorships in listed companies other than in the Company.

Board Regulations

The current regulations of the Board of Directors deal with matters that concern the Board of Directors and its committees internally.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.

The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present at the meeting or be represented thereat.

A Director may only be represented by another Director authorized in writing. A Director may not act as a proxy for more than one other Director.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing against the resolution being adopted in this way prior to the adoption of the resolution.

Share Ownership

The number of shares directly and indirectly owned by members of the Board of Directors on February 13, 2023 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.39%	18,892,160	29.83%
John Elkann	25,849	(*)	—	—
Benedetto Vigna	7,852	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
John Galantic	100	(*)	—	—
Adam Keswick	2,643	(*)	—	—
______________________________
(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 13, 2023.

No members of the Ferrari Leadership Team beneficially own 1 percent or more of the Company’s common shares or special voting shares.

The Audit Committee

The Audit Committee is responsible, inter alia, for assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and independent auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the review and approval of related party transactions, (x) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (xi) the functioning of the Company’s internal auditors and of the independent auditors, (xii) risk management guidelines and policies, and (xiii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Mr. Duca (Chairperson), Ms. Bellettini and Mrs. Grieco, each of whom is independent within the meaning of the Dutch Corporate Governance Code. Our Board of Directors has determined that Mr. Sergio Duca is the “audit committee financial expert”.

The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and section 2(3) of the Dutch Decree on the Establishment of an audit committee. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the Head of Internal Audit are required to attend its meetings, while the Chief Executive Officer is free, but not required, to attend the meetings of the Audit Committee, unless the Audit Committee determines otherwise, and shall attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee shall meet with the independent auditor at least once per year outside the presence of the executive Directors and management.

In 2022, the Audit Committee met six times and the average attendance rate was 94.44 percent. At these meetings several matters were discussed, including the audit committee role and responsibilities, the Company’s financial control and risk framework, risk assessment, internal control over financial reporting pursuant to the applicable rules, and a financial overview of operating results. In particular, the Audit Committee reviewed the Ferrari’s periodic and yearly financial results and, with the assistance of the Chief Financial Officer and other Company officers, focused on key accounting and reporting matters as well as the main business drivers.

The Compensation Committee

The Compensation Committee is responsible for, among other things, assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors ,with respect to: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and approving the remuneration structure for the executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon, and (v) to prepare the compensation report.

The Compensation Committee currently consists of Mr. Galantic (Chairperson), Mr. Cue and Mr. Ferrari. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors, at most one of whom may not be independent under Dutch Corporate Governance Code. Unless decided otherwise by the Compensation Committee, the Head of Human Resources of the Company attends its meetings.

In 2022, the Compensation Committee met once with 100 percent attendance of its members at such meeting. The Compensation Committee reviewed the compensation report. Further information on the activities of the Compensation Committee are included in the compensation report.

The ESG Committee

The ESG Committee is responsible for, among other things, assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors and as appropriate making proposals for a composition profile of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals to the non-executive members of the Board of Directors for the nomination and re-nomination of directors to be elected by the shareholders; (v) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; and (vi) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries.

The ESG Committee consists of Mr. Elkann (Chairperson), Mrs. Arnault and Mr. Cue. The ESG Committee is elected by the Board of Directors and is comprised of at least three Directors. At least more than half of the members shall be independent under the Dutch Corporate Governance Code, and at most one of the members may be an executive Director.

In 2022, the ESG Committee met once with 66.67 percent attendance of its members at such meeting. The Committee reviewed the Board of Directors’ and Committee’s assessments, the Sustainability achievement and objectives, and the recommendations for Directors’ election.

As described above, the charters of the Audit Committee, Compensation Committee and ESG Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.

Indemnification of Directors

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the Articles of Association, the Company is required to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise. Notwithstanding the above, no indemnification shall be made in respect of any claim, issue or matter as to which any of the abovementioned indemnified persons shall be adjudged to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Ferrari. Ferrari has purchased directors’ and officers’ liability insurance for the members of the Board of Directors and certain other officers, substantially in line with that purchased by similarly situated companies.

Conflict of Interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved by the Board of Directors. In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8 of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor N.V. (“Exor”) would be considered a significant shareholder.

The Directors shall inform the Board of Directors through the Senior Non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to the annual D&O questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors, that necessitates a change in such determination.

Mr. Elkann is Chief Executive Officer of Exor, our and Stellantis’s largest shareholder, and an executive director of Stellantis. Stellantis, Exor and a number of companies in the Stellantis and Exor groups are related parties to Ferrari. See “Risk Factors—We may have potential conflicts of interest with Stellantis and Exor and its related companies” and Note 28 “Related Party Transactions” to our Consolidated Financial Statements. Finally, Mr. Ferrari controls COXA S.p.A, from which Ferrari purchases components for Formula 1 racing cars, and HPE S.r.l., which provides consultancy engineering services to Ferrari, see Note 28 “Related Party Transactions” to our Consolidated Financial Statements.

Memorandum and Articles of Association

A copy of the articles of association of our predecessor company has been filed as Exhibit 3.1 to Ferrari N.V.’s Registration Statement on Form F-1 filed on July 23, 2015.

Our articles of association are identical in all material respects to those of our predecessor company. A copy of our articles of association may be obtained from the Dutch Trade Register of the Chamber of Commerce.

The following is a summary of material information relating to the Ferrari common shares, including summaries of certain provisions of the Ferrari’s articles of association (the “Ferrari Articles of Association”), the terms and conditions in respect of the Ferrari special voting shares (the “Terms and Conditions”) and the applicable Dutch law provisions in effect at the date of this annual report. The summaries of the Ferrari Articles of Association and the Terms and Conditions as set forth in this annual report are qualified in their entirety by reference to the full text of the Ferrari Articles of Association, and Terms and Conditions.

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

On November 14, 2019, Ferrari announced the launch of a third tranche of the abovementioned share repurchase program, for the repurchase of up to Euro 200 million common shares. Such third tranche commenced on November 15, 2019 and was terminated on March 30, 2020. As of the same date, Ferrari also announced its decision to temporarily suspend its multi-year share repurchase program until further announcement. On March 11, 2021, Ferrari announced its intention to restart its multi-year share repurchase program and launched a fourth tranche of up to Euro 150 million. Such fourth tranche of repurchases was completed on September 30, 2021. On October 4, 2021, Ferrari launched a fifth tranche of the repurchase program of up to Euro 150 million, which was completed on March 2, 2022. On March 3, 2022 Ferrari announced a sixth tranche of the repurchase program of up to Euro 120 million, which was completed on May 27, 2022.

On June 30, 2022, Ferrari announced a new multi-year share buyback program of approximately Euro 2 billion to be executed by 2026 and replacing the previous share buyback program. The first tranche of the new repurchase program, of up to Euro 150 million, was launched on July 1, 2022 and completed on November 30, 2022. The second tranche of the new repurchase program, of up to Euro 200 million, was launched on December 2, 2022 and is expected to be completed no later than June 26, 2023.

As of December 31, 2022, Ferrari’s common shares held in treasury amounted to 11,970,001. As of the same date, the Company held in treasury 4.65 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the abovementioned share repurchase program, refer to “Other Information—Additional Information—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

On February 26, 2019 the Board of Directors approved the issuance of 6,855,396 special voting shares with a nominal value of one Euro cent (€0.01) per share to be assigned to existing shareholders entitled to receive such special voting shares under the terms of the loyalty voting program.

A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enabled Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016 up to and including January 1, 2021. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization was renewed for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolution of the Annual General Meeting held on April 15, 2021, the authorization has been further renewed for the period starting from April 15, 2021 up to and including October 14, 2022. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the authorization has been further renewed for the period starting from April 13, 2022 up to and including October 12, 2023.

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

Loyalty Voting Program

In connection with the separation from Fiat Chrysler Automobiles N.V. (the “Separation”), Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA, Piero Ferrari and FCA shareholders holding FCA special voting shares prior to the Separation including Exor, in addition to Ferrari common shares.

As of February 13, 2023, Exor held approximately 36.25 percent of the voting power in the Company, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, held approximately 15.42 percent of the voting power in Ferrari and public shareholders held approximately 48.33 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Overview—History of the Company”.

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

Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the authorization has been further renewed for the period starting from April 13, 2022 up to and including October 12, 2023.

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

The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. Pursuant to the resolutions of the Annual General Meeting held on April 16, 2020, the Board of Directors was authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolutions of the Annual General Meeting held on April 15, 2021, the Board of Directors has been further authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 15, 2021 up to and including October 14, 2022. Pursuant to the resolutions of the Annual General Meeting held on April 13, 2022, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 13, 2022 up to and including October 12, 2023.

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

Convocation Notice and Agenda

General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 15 days before the meeting or 42 days if shares of Ferrari or depositary receipts issued with cooperation of Ferrari have been admitted to trading on the Euronext Milan or another regulated market as referred to in Article 1:1 of the Dutch Financial Supervision Act. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the General Meeting must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Board of Directors at least 60 days before the day of the meeting. The agenda of the annual general meeting of shareholders shall contain, inter alia, the following items:

a.adoption of the annual report;
b.the remuneration report;
c.at least every four years after adoption of the remuneration policy, the remuneration policy;
d.the policy of the Company on additions to reserves and on dividends, if any;
e.granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;
f.the appointment of Directors;
g.if applicable, the proposal to pay a dividend;
h.if applicable, discussion of any substantial change in the corporate governance structure of the Company; and
i.any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.

The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.

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

Voting Rights

Ferrari applies the one-share-one-vote principle, meaning that each Ferrari common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Ferrari Articles of Association prescribes a larger majority. Blank votes shall not be counted as votes cast. Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented. Under Dutch law and/or the Ferrari Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

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

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the shareholders present or represented objects.

No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:

•the number of shares on which valid votes have been cast;
•the percentage that the number of shares as referred to under a. represents in the issued share capital;
•the aggregate number of votes validly cast; and
•the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

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

Indemnification of Directors and Officers

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the Ferrari Articles of Association, Ferrari is required to indemnify its Directors, officers, former Directors, former officers and any person who may have served at Ferrari’s request as a Director or officer of another company in which Ferrari owns shares or of which Ferrari is a creditor who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification shall be made in respect of any claim, issue or matter as to which any of the abovementioned indemnified persons shall be adjudged to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Ferrari. This indemnification by Ferrari is not exclusive of any other rights to which those indemnified may be entitled otherwise. Ferrari has purchased directors’ and officers’ liability insurance for the members of the Board of Directors and certain other officers, substantially in line with that purchased by similarly situated companies.

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

The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari has reported in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the 2016 Dutch Corporate Governance Code. The updated Code will enter into force as for the financial year beginning on or after January 1, 2023, and compliance with the updated Dutch Corporate Governance Code will need to be accounted for in the management report for the financial year 2023.

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

If a person’s capital interest and/or voting rights reaches, exceeds or falls below the abovementioned thresholds as a result of a change in Ferrari’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Ferrari’s notification as described below.

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

Mandatory Bid Requirement

Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30 percent or more of Ferrari’s voting rights will be obliged to launch a public offer for all outstanding shares in Ferrari’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, had an interest of at least 30 percent of Ferrari’s voting rights before the shares were first listed on the Euronext Milan (formerly Mercato Telematico Azionario or “MTA”), and who still maintained such an interest after such first listing. Immediately after the first listing of Ferrari common shares on MTA, now Euronext Milan, Exor held more than 30 percent of Ferrari’s voting rights. Therefore Exor’s interest in Ferrari was grandfathered and the exception that applies to it will continue to apply to it for as long as its holding of shares represents over 30 percent of Ferrari’s voting rights.

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

General Meeting of Shareholders

At least one general meeting of shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code as often as the Board of Directors, the Chairman or the Chief Executive Officer deems it necessary to hold them or as otherwise required by Dutch law, without prejudice to what has been provided in the next paragraph hereof.

Shareholders solely or jointly representing at least ten percent (10 percent) of the issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the day of the meeting.

All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of Dutch law or the Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of general meetings of shareholders may be sent to Shareholders through the use of an electronic means of communication to the address provided by such Shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

An item proposed in writing by such number of Shareholders who, by Dutch law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

Pursuant to Dutch law, the board of a listed company has the power to invoke a cooling-off period of up to 250 days in the event of (i) a request by one or more shareholders for consideration of a proposal to appoint, suspend or dismiss one or more members of the board, or (ii) when an unsolicited public bid has been announced or made for the shares of the listed company. The decision by the board to invoke the cooling-off period is subject to supervisory board approval. To invoke the cooling-off period, the request under i) or the public bid under ii) must in the view of the board be substantially contrary to the interest of the listed company and its affiliated enterprises.

The agenda of the annual general meeting of shareholders shall contain, inter alia, the following items:

a.adoption of the annual report;
b.the remuneration report;
c.at least every four years after adoption of the remuneration policy, the remuneration policy;
d.the policy of the Company on additions to reserves and on dividends, if any;

e.granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;
f.the appointment of Directors;
g.if applicable, the proposal to pay a dividend;
h.if applicable, discussion of any substantial change in the corporate governance structure of the Company; and
i.any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.
The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.

When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 19 and Article 20 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

The general meeting of shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the Board of Directors to act as chairman for such meeting.

One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.

Shareholders and those permitted by Dutch law to attend the general meetings of shareholders may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the Exchange Act.

The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of shareholders may speak if he considers this desirable with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

Ferrari applies the one-share-one-vote principle, meaning that every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association. Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the shareholders present or represented objects.

No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:

a.the number of shares on which valid votes have been cast;
b.the percentage that the number of shares as referred to under a. represents in the issued share capital;
c.the aggregate number of votes validly cast; and
d.the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Issuance of shares

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares and rights to subscribe for shares.

For a period of five years from January 2, 2016 the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time.

The general meeting of shareholders or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares or rights to subscribe for shares, such designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the Board of Directors has been authorized to issue common shares in the capital of the Company and to grant rights to subscribe for common shares in the capital of the Company. This authorization is limited in respect of common shares to 10 percent of the issued common shares for general corporate purposes as of the date of the 2022 Annual General Meeting (i.e. April 13, 2022), which can be used for any and all purposes necessary in the opinion of the Board of Directors. The authorization has been granted for a period of 18 months starting from the date of the 2022 Annual General Meeting of Shareholders on April 13, 2022 up to and including October 12, 2023. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the Board of Directors has been further authorized to issue special voting shares in the capital of the Company and to grant rights to subscribe for special voting shares in the capital of the Company. This authorization is limited in respect of special voting shares to 10 percent of the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital. The authorization has been granted for a period of 5 years starting from the date of the 2022 Annual General Meeting of Shareholders on April 13, 2022 up to and including April 12, 2027.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than Euro may only be made with the consent of the Company.

The Board of Directors has also been designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above.

In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the common shares or rights to subscribe for common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares or rights to subscribe for common shares to be issued to employees of the Company or of a group company pursuant to any option plan of the Company.

A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of special voting shares to qualifying shareholders, shareholders shall not have any right of pre-emption.

The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares or rights to subscribe for shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

Ferrari Leadership Team

On certain key operational matters, the CEO is supported by the Ferrari Leadership Team (the “FLT”, formerly Senior Management Team, and so renamed as a result of the organizational changes implemented in January 2022), which is responsible for reviewing the operating performance of the business, collaborating on certain operational matters, supporting the Chief Executive Officer with his tasks, and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily as it relates to the operational management. Set forth below are the names, year of birth and position of each of the members of the FLT of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Antonio Picca Piccon	1964	Chief Financial Officer
Davide Abate	1984	Chief Technologies and Infrastructures Officer
Andrea Antichi	1979	Chief Manufacturing Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Carlo Daneo	1968	General Counsel
Sabina Fasciolo	1968	Chief Compliance Officer
Gianmaria Fulgenzi	1969	Chief Product Development Officer
Silvia Gabrielli	1969	Chief Digital & Data Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Lorenzo Giorgetti	1970	Chief Racing Revenue Officer
Ernesto Lasalandra	1972	Chief Research & Development Officer
Maria Carla Liuni	1968	Chief Brand Officer
Marco Lovati	1972	Chief Internal Audit Officer
Flavio Manzoni	1965	Chief Design Officer
Angelo Pesci	1974	Chief Purchasing & Quality Officer
Charlie Turner	1974	Chief Content & Communication Officer
Frédéric Vasseur	1968	Scuderia Ferrari Team Principal & General Manager
Summary biographies for the current members of the FLT of Ferrari are included below:

John Elkann. See the “—Board of Directors” section above.

Benedetto Vigna. See the “—Board of Directors” section above.

Antonio Picca Piccon. Mr. Antonio Picca Piccon is Chief Financial Officer since July 2018. Before joining Ferrari, he held the position of CFO in Ariston Thermo Group, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and FCA, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (now FCA Bank) and Group Treasurer and Head of Financial Services for FCA. He started his career in banking, in various positions within Sanpaolo IMI group. He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Mr. Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.

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

Andrea Antichi. Mr. Andrea Antichi was appointed Chief Manufacturing Officer in January 2022. Previously he was Head of Vehicle at Ferrari since June 2018. During his career he covered various managerial roles at Ferrari in the manufacturing area such as Head of Engine Assembly and Machining from 2014 to 2018 and Engine Assembly and Machining Process Engineering Manager from 2008 to 2013. Prior to joining Ferrari in 2006, he held technical roles in Piaggio and researcher in Computational Biomechanics at Istituti Ortopedici Rizzoli. Mr. Antichi holds the Ferrari Corporate Executive MBA from the Bologna Business School, as well as a masters’ degree in Mechanical Engineering from the University of Pisa.

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

Carlo Daneo. Mr. Carlo Daneo was appointed as our General Counsel in July 2015, as a member of the Board of Directors of Ferrari North America Inc. in February 2017, as a member of the Supervisory Body of Ferrari S.p.A. in August 2015 and Data Protection Officer of the Ferrari Group in February 2018. Prior to joining Ferrari, he held several senior positions in the FCA legal area, including the role of Senior Vice President and Legal Counsel in Finance and Financial Services of FCA from 2008 until 2015 and the role of General Counsel in Fiat Chrysler Finance S.p.A. (previously Fiat Finance S.p.A.) from 2003 to 2015. He started his career in 1995 with a work experience at the United Nations at the International Trade Center Unctad / WTO in Geneva and since 1996 in the legal profession in law firms with experience in the Corporate, Finance and Capital Markets areas in primary international law firms in Italy and abroad until 2003. He graduated in Law at the University of Turin, did a master’s degree organized by the University Institute of European Studies in international law at the International Labour Organization of Turin and obtained the title of Lawyer.

Sabina Fasciolo. Ms. Sabina Fasciolo is Chief Compliance Officer since October 2020. From 2015 to 2020 she worked for F.I.G.C. (Federazione Italiana Giuoco Calcio) as Head of Legal Affairs & Compliance. Previously, she worked for Ferrari for 13 years where she held the position of Head of Legal Affairs, together with the position of President of the Supervisory Board of Ferrari S.p.A., as well as member of the board of Directors and anti-money laundering manager of Ferrari Financial Services S.p.A. (then merged into Ferrari S.p.A.). She started her career as attorney-at-law with major focus in civil-commercial law and in sport-related areas, with experiences in Italy and abroad. Ms. Fasciolo holds an Executive Master’s degree in Global Sport Governance from Limoges University, an LL.M. in English Commercial Law from the College of Law of England and Wales (London) and a Certificate in Advanced International Legal Studies from the Golden Gate University – Law School. She graduated in Law at the University of Parma and was admitted to the Bar association.

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

Silvia Gabrielli. Ms. Silvia Gabrielli was appointed Chief Digital & Data Officer in January 2022. Previously, she held the position of Head of IT Digital & Analytics since July 2019. Prior to joining Ferrari she held the position of Digital Transformation Advisor at Microsoft. From 1996 to 2017 she worked as a business consultant and business development manager in different companies, such as SAP, A.T. Kearney and Accenture. Ms. Gabrielli holds a masters’ degree in Business Administration from the Bocconi University.

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

Lorenzo Giorgetti. Mr. Lorenzo Giorgetti was appointed Chief Racing Revenue Officer in February 2023. His career has seen him gain extensive experience in growing businesses across sports clubs, the media and the world of luxury. Prior to joining Ferrari, he was Chief Commercial Officer at AC Milan; he has also been Head of Licensing for major sporting events, such as the Turin 2006 Winter Olympic Games and Milan Cortina 2026. From 2007 to 2017, he led the commercial management of RCS Media Group’s sports division, where he was also CEO of the UAE sport branch and is currently a member of the board of the Global Esports Federation. He graduated in engineering from the Politecnico di Milano and has an MBA from SDA Bocconi.

Ernesto Lasalandra. Mr. Ernesto Lasalandra is Chief Research & Development Officer since January 2022. He joined Ferrari from his previous role as Group VP R&D General Manager in STMicroelectronics, where over the past decades he covered roles of increasing responsibilities in Product Development and R&D. Mr. Lasalandra holds a degree in Electronic Engineering from University of Pavia.

Maria Carla Liuni. Ms. Maria Carla Liuni joined Ferrari as Chief Brand Officer in September 2022. Previously, she was Chief Marketing Officer at Pandora, where she played a key part in relaunching the company and boosting its desirability. She has also led Bulgari’s marketing division and global communications. In addition, she spent almost 20 years at Procter & Gamble, where she was General Manager of the Prestige division which includes perfume, makeup and skincare for brands such as Dolce & Gabbana, Gucci and Hugo Boss. This encompassed multiple roles including Regional Leader for the Asia-Pacific region and leading on marketing, communication and product development for the entire portfolio, working closely with the fashion houses. She graduated in economics at Rome’s Luiss University and has a master’s degree in marketing from the IPSOA business school in Milan.

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

Flavio Manzoni. Mr. Flavio Manzoni was appointed as our Chief Design Officer in January 2010. From 2007 to 2010 he was Director of Creative Design at the Volkswagen Group where he was involved in designing most of the Skoda, Bentley, Bugatti and Volkswagen recent cars as well as redefining the aesthetic philosophy of these brands. From 2001 to 2006, he worked at Fiat Group as Head of Design for Lancia, Fiat and LCV. He has also held design positions at Lancia and Seat. Mr. Manzoni holds a degree in architecture with a thesis in industrial design from the University of Florence. On June 28, 2019, at the University of Sassari, he was awarded an honorary master’s degree in “Humanities, Modern Philology and Cultural Industry”.

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

Frédéric Vasseur. Mr. Frédéric Vasseur was born in Draveil, France on May 28, 1968. In 1995, he graduated in Aeronautical Engineering at ESTACA (École Supérieure des Techniques Aéronautiques et de Construction Automobile) in Paris. In 1992, while still studying, he established RPM, preparing Formula 3 engines for Renault. In 1996, he set up the ASM team, racing in Formula 3. He ran the operation up to 2015, winning various titles including the French one in 1998 with David Saelens at the wheel, going on to win the European title four times between 2004 and 2007, with Jamie Green, Lewis Hamilton, Paul Di Resta and Romain Grosjean. In 2004, he created a second team, ART Grand Prix winning eighth teams’ championships across GP2 and GP3 and eleven drivers’ titles including clinching the 2016 GP3 crown with Charles Leclerc. An enquiring mind and a willingness to explore new avenues led Vasseur to set up AOTech in 2010, a company specialising in driving simulators and CFD design. Two years later, along came Spark Racing Technology, dealing in the design and manufacture of hybrid and electrical systems. The company secured the contract to supply Formula E chassis, when the category for fully electric single-seaters was first set up by the FIA (Federation Internationale Automobile) in 2014. Frédéric first appeared in the Formula 1 paddock in 2016 as Renault Team Principal. The following year he moved on to become Managing Director of the Sauber Group, as well as Team Principal of the Alfa Romeo Sauber F1 Team, which morphed into Alfa Romeo Racing in 2019, running Ferrari power units. After the 2022 season, he was asked to take on the role of Scuderia FerrariTeam Principal & General Manager, starting in his new position on January 9, 2023.

Corporate offices

The Company is incorporated under the laws of the Netherlands. It has its official seat in Amsterdam, the Netherlands, and the place of effective management of the Company is Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy.

The business address of the Board of Directors and the senior managers is Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy.

The Company is registered at the Dutch trade register under number 64060977.

The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

Internal Control System

The Company has in place an internal control system (the “System”), based on the model provided by the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission Report – Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The System is integrated within the organizational and corporate governance framework adopted by the Company and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

The System, which has been developed on the basis of international best practices, relies on the so called “Three Levels of Controls Model” as referred to and outlined in the “Risk Management Process and Internal Control Systems” section of this Report.

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

The Company has in place a system of risk management and internal control over financial reporting based on the model provided by the COSO Framework, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives.

In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.

The Company has a system of administrative and accounting procedures in place that ensure a high degree of reliability in the system of internal control over financial reporting.

The approach adopted by the Company for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
•identification and evaluation of the source and probability of material errors in elements of financial reporting;

•assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and
•verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by the Company, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

Significant risks identified through the assessment process require definition and evaluation of key controls that address those risks, thereby mitigating the possibility that financial reporting will contain any material misstatements.

In accordance with international best practices, the Group has two principal types of control in place:

•controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights to IT systems; and
•controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for financial closing processes and cross-sector controls carried out by captive service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be classified as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of IT systems supporting business activities.
An assessment of the design and operating effectiveness of key controls is carried out through tests performed by the Internal Audit department, both at group and subsidiary level, using sampling techniques recognized as best practices internationally.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for the Company’s financial reporting and communicated by him to senior management and to the Audit Committee (which in turn reports to the Board of Directors).

Code of Conduct

We have adopted, at a group level, a Code of Conduct which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. It also applies to the Company’s subsidiaries and other individuals or companies that act in the name and on behalf of the Company. Our Code of Conduct is available on our website at https://cdn.ferrari.com/cms/network/media/pdf/codice_condotta_ferrari_eng_def.pdf.

Ferrari’s Code of Conduct was updated in February 2023, also strengthening the reference to ESG aspects, with the approval by the Board of Directors of Ferrari N.V.

Should any further amendments, or should any waiver be granted under, the Code of Conduct, this will be disclosed in accordance with the applicable rules and regulations.

The Code of Conduct represents a set of values recognized, adhered to and promoted by the Company which understands that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development.

The Code of Conduct is a pillar of the governance system, which regulates the decision-making processes and operating approach of the Company and its employees in the interests of stakeholders. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organization (ILO) and the OECD Guidelines for Multinational Enterprises. Furthermore, the Code of Conduct provides for the guiding principles relating to: health and safety, business ethics and anticorruption, antitrust, human resource management and the central role of the individual and the respect of human rights, personal data privacy, conflicts of interest, the importance of the Community, of the environment and, in general terms, of sustainability.

The Company promotes adoption of the Code of Conduct as a best practice standard of business conduct by partners, suppliers, agents, dealers and any other business partner. In fact, the Company’s contracts worldwide include specific clauses relating to recognition and adherence to the principles underlying the Code of Conduct and related guidelines, as well as compliance with local regulations.

The Company closely monitors the effectiveness of and compliance with the Code of Conduct, with the help of the Group Compliance department. Violations of the Code of Conduct are usually determined through, among other things: periodic activities of compliance monitoring carried out by Group Compliance department, periodic and/or specific activities carried out by the Internal Audit department of the Group; the whistleblowing reports and management procedures and checks forming part of the standard operating procedures. Periodic reporting is provided to the Chairman and CEO as well as to the Audit Committee. For all Code of Conduct violations, the disciplinary measures taken are commensurate with the seriousness of the case and comply with local legislation. The relevant corporate departments are notified of violations, irrespective of whether criminal action is taken by the authorities.

Insider Trading Policy

As of January 3, 2016 the Company’s Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company for integrity and ethical conduct.

Diversity Policy

The Board of Directors adopted a diversity policy for the Board of Directors (the “Diversity Policy”) effective as of December 31, 2017, since the Company believes that diversity in the composition of the Board of Directors in terms of age, gender, expertise, professional background and nationality is an important mean of promoting debate, balanced decision making and independent actions of the Board of Directors.

The Diversity Policy gives weight to the following diversity factors in Board of Directors composition: age, gender, expertise, work and personal background and nationality. The Company considers each of these aspects key drivers to support the abovementioned goals and to achieve sufficient diversity of views and the expertise needed for a proper understanding of current affairs and longer-term risks and opportunities related to the Company’s business. The Board of Directors and its ESG Committee consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.

Gender diversity targets

a)     Board of Directors diversity targets

The Company has achieved all the following concrete targets: (a) at least 30 percent of the seats of the Board of Directors are occupied by women and at least 30 percent by men; (b) diversity in the age of the members of the Board of Directors by having one or more members of the Board of Directors aged under 50 at the day of their nomination; provided that, in the candidate selection process, rules and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability or sexual orientation) will be taken into account; and (c) the nationality of the members of the Board of Directors shall be reasonably consistent with the geographic presence of the Company’s business, and that no nationality should count for more than 60 percent of the members of the Board of Directors.

To ensure its correct implementation, the Diversity Policy will be taken into account in the nomination of executive Directors, and in the adoption of a profile for non-executive Directors as well as in nominating and recommending non-executive Directors.

Considering the percentage of women in the Board as a whole (executive and non-executive members) was equal to 30% as of 31 December 2022 (three out of ten Board members are women), we define as an appropriate target, following recommendation of Company’s ESG Committee, a further growth equal of 3 percentage of women in non-executive directors positions within 2027.

b)     Manager diversity targets (sub-top)

Ferrari places people at the centre. We believe in the importance of inclusion and the enhancement of diversity and continuously improve our people strategies in order to maintain an engaging, meritocratic and equal environment, in which all Ferrari people can and want to do their best. Equal opportunities are the best way to ensure that merit is the decisive factor to keep on attracting, retaining and developing the talents, accelerating Ferrari’s innovation process.

In order to guarantee equal opportunities, our Company operates a merit-based remuneration policy, not discriminating on the basis of gender, age, nationality, social status or cultural background. In addition, Ferrari S.p.A. started an in-depth analysis on remuneration, which led, in July 2020, to the award of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company. This certificate has been maintained also for 2022 and testifies to the Company’s commitment to creating an inclusive and diverse working environment while fostering career development for all. Ferrari sees this certification not as an end point but as a further stage of growth and an opportunity to implement tangible actions to ensure that everyone can pursue his or her own professional development.

The progresses in our journey are evident looking at some figures: women in managerial positions at December 31, 2017 were 11.8% (while women represented 12.2% of the total employee population) and at December 31, 2022 were 15.2% (while women represented 15.4% of the total employee population). This increase of more than 3 percentage points is one of the results of meritocratic compensation guidelines and constant monitoring of equality in career opportunity.

Our goal is to proceed in this direction: indeed we aim to maintain a healthy growth rate in women in managerial positions, considering the percentage of women in the total employee population. We define as an appropriate target a further growth of 3 percentage points of women in managerial positions within 2027.

Our plan to achieve the target is: fostering the value of diversity in panel of hiring candidates, monitoring the percentage of men and women involved in career plans and salary review, defining clear diversity objectives for all levels in organization. For Ferrari it is important to guarantee equal opportunities at all levels, so the consistency between global percentage and managerial percentage is a key indicator in our diversity strategy.

Profile of the non-executive Directors

In respect of the composition of the Board of Directors, a profile of the non-executive Directors (the “Profile”) has been adopted by the Company. The purpose of this profile is to provide guidance with respect to the composition and expertise of the non-executive Directors. The Profile provides that the Board of Directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. In selecting and nominating new non-executive Directors, the Company shall ensure that such non-executive Directors complement the knowledge and experience of the other non-executive Directors and that the independency requirements under the Dutch Corporate Governance Code and the NYSE rules are taken into account. In selecting and nominating new non-executive Directors, the Company shall also ensure that the Diversity Policy, including the gender diversity target ratios as described under “—Diversity Policy” above, is taken into account. In recommending prospective candidates for nomination to the Board of Directors, the ESG Committee shall take into account the Profile. The Profile is posted on our website at https://corporate.ferrari.com/sites/ferrari15ipo/files/e_fnv_profile_non-executive_directors_13_09_2018_clean_final_new_0.pdf.

Compliance with Dutch Corporate Governance Code

The Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, except for the following best practice provisions which are explained below:

•Best practice provision 2.2.4 of the Dutch Corporate Governance Code: The supervisory board should also draw up a retirement schedule in order to avoid, as much as possible, supervisory board members retiring simultaneously. The retirement schedule should be published on the company’s website.
The Company does not have a retirement schedule as referred to in best practice provision 2.2.4 of the Dutch Corporate Governance Code, because the Company’s Articles of Association provide for a term of office of member of the Board of Directors for a period of approximately one year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Short terms of office for board members are customary for companies listed in the U.S. As the Company is listed on the NYSE, the Company also follows certain common U.S. governance practices, one of which is the reappointment of our Directors at each annual general meeting of shareholders. In light of this term of office, the Company does not have a retirement schedule in place.

•Best practice provision 4.1.8 of the Dutch Corporate Governance Code: Management board and supervisory board members nominated for appointment should attend the general meeting at which votes will be cast on their nomination.
Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every executive and non-executive Director nominated for appointment should attend the general meeting at which votes will be cast on its nomination. Since, pursuant to Article 14.3 of the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of shareholders of the Company is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company’s general meeting of shareholders is well informed in respect of the nominees for (re)appointment and in practice only the Chairman, the Chief Executive Officer and the Vice-Chairman will therefore be present at the general meeting.

•Best practice provision 5.1.4 of the Dutch Corporate Governance Code: Neither the audit committee nor the remuneration committee can be chaired by the chairman of the management board or by a former executive director of the company.

Our Senior Non-Executive Director and Chair of the Board of Directors, Mr. Duca, is also the Chairperson of the Audit Committee, which is not in line with best practice provision 5.1.4 of the Dutch Corporate Governance Code. The Company believes that Mr. Duca, in light of his extensive experience with audits and his knowledge in this respect, brings a valuable contribution to the Audit Committee and therefore believes it is in Ferrari’s best interest and appropriate for Mr. Duca to chair the Audit Committee.

•Best practice provision 5.1.4 of the Dutch Corporate Governance Code: The committees referred to in best practice 2.3.2 should be comprised exclusively of non-executive directors.
Mr. Elkann, our Executive Chairman and Executive Director, has a position on the ESG Committee, to which best practice provision 5.1.4 of the Dutch Corporate Governance Code applies. The position of Mr. Elkann as executive Director in this committee follows inter alia from the duties of the ESG Committee, which are more extensive than the duties of a selection and appointment committee and include duties that warrant participation of an executive Director in the view of the Company.

Differences between Dutch Corporate Governance Practices and NYSE Listing Standards

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

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, our Board consists of 10 members (including Mr. Benedetto Vigna, who has been acting as Chief Executive Officer since September 16, 2021) and a majority of our Board is “independent” under the NYSE definition (8 of the 10 members) and the Dutch Code (7 of the 10 members). Further, pursuant to Dutch law, persons may not be appointed as non-executive Directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive Directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size. Finally, pursuant to Dutch law, a so-called “ingrowth quota” applies as of January 1, 2022 pursuant to which an individual cannot be appointed as non-executive Director, if such individual does not contribute to a balanced composition of the non-executive Directors. Under Dutch law, the composition of the non-executive Directors is considered balanced if it consists of at least one third men and at least one third women.

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

While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Corporate Governance Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Article 23 of our Articles of Association provides that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Other Information—Additional Information—Dividend Policy.”

In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our website at www.ferrari.com.

Italian Corporate Governance Code

As regards the Italian framework for corporate governance, the Company is aware that a new version of the corporate governance code (the “Italian CGC”) has been issued by Borsa Italiana S.p.A., applicable (starting from January 2021) to all companies with shares listed on the Euronext Milan (formerly, Mercato Telematico Azionario, or MTA).

As of December 31, 2022, the Company’s corporate governance structure is substantially in line with all the principles and recommendations set forth in the Italian CGC, especially due to the fact that the Company has adopted, and complies with, the Dutch Corporate Governance Code, which contains principles and best practice provisions largely similar to those highlighted in the Italian CGC, exception being made for the following:

a)    The independent Chair of the Board of Directors cannot chair the control and risk committee (Article 2, Recommendation no. 7 of the Italian CGC).

Our Senior Non-Executive Director and Chair of the Board of Directors, Mr. Duca, is also the Chairperson of the Audit Committee, which is not in line with best practice provision under Article 2, Recommendation no. 7 of the Italian CGC. The Company believes that Mr. Duca, in light of his extensive experience with audits and his knowledge in this respect, brings a valuable contribution to the Audit Committee and therefore believes it is in Ferrari’s best interest and appropriate for Mr. Duca to chair the Audit Committee.

b)    In large companies, the Board of Directors expresses its guidelines on the maximum number of offices that can be considered compatible with an effective performance and the time commitment required by the role of the directors. The relevant offices are those held in corporate bodies of other listed companies or of companies having a significant size (Article 3, Recommendation no. 15 of the Italian CGC)

Applicable Dutch corporate law already expressly regulates the maximum number of offices that may be held by directors. Pursuant to Dutch law, persons may not be appointed as non-executive Directors if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive Directors if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size. Ferrari is compliant with the abovementioned Dutch limits.

c)    In large companies, the Board of Directors elaborates, with the support of the nomination committee, a plan for the succession of the Chief Executive Officer and executive directors by identifying, at least, the procedures to be followed in the event of an early termination of office (Article 4, Recommendation no. 24 of the Italian CGC)

The Company’s Board of Directors believes that the members of the Board of Directors itself – chosen and appointed on the basis of their respective expertise, level of professionalism and knowledge of the Company’s business – would be capable to carry out (in the absence, due to early termination of the office, of the Chief Executive Officer and/or any other executive officer) the ordinary business of the Company until the appointment, by the competent corporate body, of the new Chief Executive Officer and/or other executive officer(s).

Further, the Company’s Board of Directors believes that the decision whether to adopt a succession plan shall be further analysed bearing in mind the sensitivity of the topic.

Furthermore, the Company believes that the overall system of delegated powers adopted by the Company is sufficient to mitigate the risk of a vacancy for an executive Director or a senior manager and ensure the continuity of the Company’s business. The overall system of delegated powers adopted by the Company already includes a succession plan for the top management which in the Company is represented by the Ferrari Leadership Team. The Company believes that the above measures help the Company achieving the objective underlying the Code’s principles and in any case contributes to good corporate governance. Finally, it should be noted that the Company’s Board of Directors has already defined a procedure to be applied for the appointment of, at least, the Chief Executive Officer, which provides for, inter alia, the involvement of, inter alia, a specific committee (i.e., the CEO Search Committee), who will assist the ESG Committee with selecting a new candidate for this office.

Exchange Controls

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ferrari common shares. There are no special restrictions in the Ferrari Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ferrari common shares.

REPORT OF THE NON-EXECUTIVE DIRECTORS

Introduction

This is the report of the non-executive Directors of the Company over the financial year 2022, as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code, and it provides further information on the performance of the non-executive Directors’ duties throughout 2022.

It is the responsibility of the non-executive Directors to supervise the policies carried out by the executive Directors and the general affairs of the Company and its affiliated enterprise, including the implementation of the strategy of the Company regarding long-term value creation. Inter alia, non-executive Directors should focus on the effectiveness of the Company’s internal risk management and control systems and the integrity and quality of the financial reporting. It is also the responsibility of the non-executive Directors to determine the remuneration of the executive Directors and to nominate candidates for the Director appointments. In so doing, the non-executive Directors act solely in the interest of the Company. With a view of maintaining supervision on the Company, the non-executive Directors regularly discuss Ferrari’s long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors.

According to the Articles of Association, the Board of Directors is a single board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Ferrari (executive Directors) and members not having such day-to-day responsibility (non-executive Directors). The tasks of the executive and non-executive Directors in a one-tier board such as the Company’s Board of Directors may be allocated under or pursuant to the Articles of Association, provided that the general meeting of shareholders has stipulated whether such Director is appointed as executive or as non-executive Director and furthermore provided that the task to supervise the performance by the Directors of their duties can only be performed by the non-executive Directors. Regardless of an allocation of tasks, all Directors remain collectively responsible for the proper management and strategy of the Company (including supervision thereof in case of non-executive Directors).

Details of the current composition of the Board of Directors, including the non-executive Directors, and its committees are set forth in the section “Board of Directors”.

Supervision by the non-executive Directors

The non-executive Directors supervise the policies carried out by the executive Directors and the general affairs of the Company and its affiliated enterprise. In so doing, the non-executive Directors have also focused on the effectiveness of the Company’s internal risk management and control systems, the integrity and quality of the financial reporting and Ferrari’s long-term business plans, the implementation of such plans and the risks associated.

The non-executive Directors also determine the remuneration of the executive Directors and nominate candidates for the Director appointments. Furthermore, the Board of Directors may allocate certain specific responsibilities to one or more individual Directors or to a committee comprised of eligible Directors of the Company and subsidiaries of the Company. In this respect, the Board of Directors has allocated certain specific responsibilities to the Audit Committee, the Compensation Committee and the ESG Committee. Further details on the manner in which these committees have carried out their duties, are set forth in the sections “The Audit Committee”, “The Compensation Committee” and “The ESG Committee”.

The non-executive Directors supervised the adoption and implementation of the strategies and policies by the Group, reviewed this annual report, including the Compensation Report and the Group’s financial results, received updates on legal and compliance matters and they have been regularly involved in the review and approval of transactions entered into with related parties. The non-executive Directors have also reviewed the reports of the Board of Directors and its committees and the recommendations for the appointment of Directors.

Meetings and attendance

During 2022, there were four meetings of the Board of Directors. The average attendance at those meetings was 97.50 percent. Members of the FLT were invited to give presentations to the Board of Directors. Portions of these meetings took place with the participation of the non-executive Directors only, without the executive Directors or any other attendees being present, in order for the non-executive Directors to independently review and discuss certain matters. In addition, the Senior Non-Executive Director and the Chief Executive Officer held regular one-to-one meetings to discuss progress and key topics. Members of the Board of Directors had contact with various levels of management to ensure that they remained well-informed about the Company’s operations. All non-executive Directors set aside adequate time to give sufficient attention to the Company’s matters.
An overview of the attendance of the individual Directors per meeting of the Board of Directors and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Compensation Committee
John Elkann	4/4		1/1
Benedetto Vigna(1)	4/4

Piero Ferrari	4/4			1/1
Sergio Duca	4/4	6/6
Delphine Arnault	3/4		0/1
Francesca Bellettini	4/4	5/6

Eddy Cue	4/4		1/1	1/1
John Galantic	4/4			1/1
Maria Patrizia Grieco	4/4	6/6
Adam Keswick	4/4

______________
(1)    Mr. Benedetto Vigna was designated as Chief Executive Officer by the Board of Directors as of April 13, 2022 and was previously Acting Chief Executive Officer since September 16, 2021.

Board focus

During these meetings, key topics discussed were, amongst others: the Group’s strategy, the Group’s financial results and reporting, sustainability, acquisitions and divestments, executive compensation, technological developments, risk management, updates on legal and compliance, risk management, human resources with the Head of Human Resources, implementation of the Remuneration Policy and the Compensation Report. The non-executive Directors were actively involved in the process of reviewing strategic and growth projects for the Company.

Independence of the non-executive Directors

The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent.”

Currently, eight out of eight non-executive Directors are considered to be independent under the NYSE definition while seven non-executive Directors are considered to be independent under the Dutch Corporate Governance Code given the right of usufruct Mr. Pierro Ferrari holds over shares (including the right to exercise the voting rights of such shares) held by Trust Piero Ferrari (as described in this Annual Report). Mr. Sergio Duca, the Senior Non-Executive Director of the Board of Directors, is independent under the Dutch Corporate Governance Code in accordance with best practice provision 2.1.9 of the Dutch Corporate Governance Code.

Ferrari is of the opinion that the independency requirements as referred to in best practice provision 2.1.10 of the Dutch Corporate Governance Code are met by the Company.

Evaluation by the non-executive Directors
The non-executive Directors are responsible for supervising the Board of Directors and its committees, as well as the individual executive and non-executive Directors, and are assisted by the ESG Committee in this respect. Each year, the Board of Directors formally assesses its performance, including with respect to its composition, diversity and how effectively its members work together, with the aim of helping to improve the effectiveness of the functioning of the Board of Directors and its committees.

In accordance with the ESG Committee Charter, the ESG Committee assists and advises the Board of Directors with respect to periodic assessment of the performance of individual Directors. In this respect, the ESG Committee has, amongst others, the duties and responsibilities to review annually the Board of Directors’ performance and the performance of its committees and to review each Director’s continuation on the Board of Directors at appropriate regular intervals as determined by the ESG Committee.

In 2022, the ESG Committee’s periodic assessments took place during the meeting held on February 23. During that meeting, the ESG Committee focused on the results of the periodic assessments and the performance of the Board of Directors, its committees and the individual Directors, keeping also into account the self-assessment prepared by each Director. During such meeting and on the basis of such evaluations, the ESG Committee dealt also with the directors’ nomination process, the assessment of Directors’ qualifications, the size and composition of the Board of Directors and its committees, as well as the recommendations for Directors’ election, in which the outcome of the evaluations has been reflected.

The non-executive Directors have been regularly informed by each committee as referred to in best practice provision 2.3.5 of the Dutch Corporate Governance Code and the conclusions of those committee were taken into account when drafting this report of the non-executive Directors.

The non-executive Directors were able to review and evaluate the performance of the Audit Committee, the ESG Committee and the Compensation Committee based on the assessments made by the ESG Committee. The self-assessment of the Committees were also discussed by the Board of Directors. The outcome of the evaluations is that there is no need to amend the size or composition of the Audit Committee, the ESG Committee and the Compensation Committee, nor is there any reason to amend their charters on this basis. Further details on the manner in which these committees have carried out their duties, are set forth in sections “The Audit Committee”, “The Compensation Committee” and “The ESG Committee”.

On the basis of the preparations by the ESG Committee, the non-executive Directors were able to review the Board of Director’s assessments, the individual Directors’ assessments and the recommendation for Directors’ election. The Board of Directors concluded that each of the Directors continues to demonstrate commitment to its respective role in the Company.

Also, pursuant to the Compensation Committee Charter, the Compensation Committee implements and oversees the remuneration policy as it applies to non-executive Directors, executive Directors and senior officers reporting directly to the executive Directors. The Compensation Committee administers all the equity incentive plans and the deferred compensation benefits plans. On the basis of the assessments performed, the non-executive Directors determine the remuneration of the executive Directors and nominate candidates for the Director appointments.

The non-executive Directors have supervised the performance of the Audit Committee, the Compensation Committee and the ESG Committee.

Risk Management Process and Internal Control System

Our risk management approach is an important business driver and it is integral to the achievement of the Group’s long-term business plan. We take an integrated approach to risk management, where risk and opportunity assessment is at the core of the leadership team agenda. The Board of Directors is responsible for considering the ability to control and manage risks crucial to achieve its identified business targets and to ensure continuity of the Group. For this reason, Ferrari has developed varying appetites to achieve different strategic objectives, focusing attention at all relevant risk levels, from risk management to internal control.

Ferrari has adopted the last publication (“Enterprise Risk Management - Integrating Strategy and Performance”) of the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission) as the foundation of its Enterprise Risk Management (ERM) process, deeply embedded in its broader internal control system.

Our internal control system consists of a set of rules, procedures and organizational structures aimed at contributing proactively to the following objectives:

•safeguard of Ferrari’s heritage;
•efficient and effective management of the Group in line with corporate strategies;
•reliability, accuracy and integrity of the information provided to corporate bodies and to the market; and
•compliance with the current laws and regulations, with the Company’s Statute and Articles of Association and with the internal procedures of the Group.
Contributing to informed and consistent decision-making as well as to the spread of a correct knowledge of risks, legality and corporate values, the risk management process and the internal control system play a central role in the corporate organization, supporting the Company’s management in alignment with the corporate objectives as defined by the Board of Directors.

The risk management process and the internal control system involve a plurality of organizational units and actors, requiring both coordination among each other and room to operate interdependently, guaranteeing complementarity in the objectives pursued and in the rules of operation.

In order to ensure the adequateness of its risk management and internal control system, Ferrari has allocated roles and responsibilities among the relevant organizational units and actors based on the international best practice of the “Three Level of Controls Model”. Each level of control has different functions with clearly defined boundaries:

•The first level of control is composed of the functional management who is responsible for embedding risk management and internal control system into each business process. The first level of control has the ownership, responsibility and accountability for assessing and mitigating risks. It is constituted by core business Risk Owners, staff functions Risk Owners and by the Ferrari Leadership Team.
•The second level of control is composed of the functions that oversee risk management across the Company processes, monitoring and facilitating the implementation of effective risk management and control activities by the first level of control. It is entrusted to compliance, strategic, operational and reporting functions, identified in Enterprise Risk Management, Group Compliance, Sustainability and SOX. The second level of control also supports the first level in the identification and assessment of major risks and in the definition and implementation of appropriate mitigation actions.
•The third level of control is represented by the Internal Audit function, that provides independent assurance on efficiency and effectiveness of Ferrari’s risk management, governance and internal control processes, on the basis of a risk based approach.
The Ferrari Leadership Team is responsible for identifying, prioritizing and mitigating risks and for the establishment and maintenance of a risk management system across our business functions. As the decision making body led by the CEO and composed of the heads of the various corporate departments, the Ferrari Leadership Team reviews the risk management framework and the Company’s key global risks on a regular basis. For those risks deemed to be significant, comprehensive risk response plans are developed and reviewed on a regular basis to ensure the actions are relevant and sufficient. Our risk management framework is discussed with the Group’s Audit Committee at least on an annual basis.

Ferrari’s Enterprise Risk Management process

The Ferrari Enterprise Risk Management system is oriented by and structured in six different components:

1.Risk Governance: a structure through which our organization directs, manages and reports its risk management activities. The Risk Governance structure encompasses clearly defined roles and responsibilities, decision-making powers, risk operating model and reporting lines.
2.Risk Culture: the values and the attitude consistent with our risk management culture are communicated and understood at all levels of the organization.
3.Risk Strategy & Appetite: our risk management principles are intended to enable the achievement of our business plan, goals and strategic objectives. Our risk appetite is balanced through risk tolerance, limits and associated protocols to be activated in case of a breach, in order to ensure risk levels’ control within our organization.
4.Risk Assessment & Measurement: established activities that allow Ferrari to identify, assess and quantify potential risks on regular basis. This activity allows Ferrari to consider the potential impact that events may have on the achievement of the Company’s objectives.
5.Risk Management & Monitoring: management’s response to manage, mitigate or accept risk. Risk management efforts create value through information on risks and controls, in order to improve business performance. Systematically monitoring the identified risks and management activities against established metrics permits timely and proactive response where warranted.
6.Risk Reporting: reporting of risk and related information (e.g. mitigation activities) provide genuine insight into the strengths and weaknesses of the risk management process. Disclosure of risk management information to key internal and external stakeholders, also supporting the decision-making processes.

Risk Appetite

The risk appetite of Ferrari (i.e. the level of risk that Ferrari is willing to accept to achieve its objectives), is applied to our strategy, Code of Conduct, corporate values and policies. Such risk appetite is measured and tracked thanks to the so-called “Risk Appetite Framework”.

The Risk Appetite Framework is integrated in all corporate decision-making levels. It defines Ferrari’s risk profile, provides explicit boundaries to risk levels within which the management is expected to safely operate, and iteratively reviews risk values, metrics and limits.

The risks, divided into specific categories as set out in the table below, are all relevant to the Ferrari business in different ways and their order of appearance does not reflect a ranking by significance.

Risk category	Risk description	Overall appetite	Risk appetite statement
Strategic risks (S)	Risks which affect or are created by Ferrari’s business strategy and could affect Ferrari’s long-term positioning and performance.	Moderate	Ferrari is willing to accept moderate risks in order to achieve its strategic objectives. Ferrari recognizes the need of continuing to invest in research and development to design and build technically innovative, aesthetically iconic and highly performing cars able to deliver the most “fun to drive” experience and feature design excellence. Strategic risks are taken in a responsible way considering all stakeholders’ interests in order to preserve Ferrari’s brand exclusivity, a high level of demand, the unique customer experience and the current technological and regulatory trends.

Operational risks (O)	Risks which impact the internal processes, people, systems and/or external resources of the organization and affect Ferrari’s ability to implement its business plan.	Moderate	Ferrari seeks to minimize operational risks on its business plans by implementing a manufacturing system capable of flexibly meeting expected targets, maintaining a quality of products and services in line with Ferrari’s customers’ expectations, developing and retaining talents within the organization, securing business continuity as well as production line performances and ensuring the adequacy of our business partners.
Financial risks (F)	Risks which include areas such as valuation, currency, liquidity, commodity and impairment risks.	Low	Ferrari has a cautious approach with respect to financial risks. Ferrari continuously seeks to improve and strengthen its financial position in order to generate the required cash to finance its operations and reward its stakeholders.
Compliance risks (C)	Risks of non-compliance with laws, regulations, local standards, code of conduct, internal policies and procedures.	Zero tolerance	Ferrari does not tolerate infringements of, and abides to, all applicable laws and regulations through the implementation of preventive measures and the rigorous enforcement of its internal Code of Conduct. This ensures that ethics and integrity are respected and the promotion of its values.
Reputational risks (R)	Risks which affect Ferrari’s brand image, credibility and/or integrity	Zero tolerance	Ferrari strives to protect and enhance its reputation by mitigating all the potential threats that could influence the Ferrari’s reputation, credibility and the operational integrity, while constantly increasing its brand awareness.
Health, Safety and Environmental risk (H)	Risks which affect health and safety and the environment	Zero Tolerance	Ferrari does not tolerate risks that could have effect on its employees or clients as well as on the surrounding environment.
Risk Trends and Key Risks

Ferrari assesses risks according to their potential impact, likelihood and the entity’s preparedness, which, properly combined, determine an overall risk exposure to prioritize risks and focus the efforts on the most important ones. Ferrari expects that the risk responses which have been implemented or that will be deployed when activated by ad-hoc triggers, will mitigate the risks up to the level defined within the risk appetite.

Below we identify and discuss our key Company-specific risks. The risks listed and the response plans are not exhaustive and may be adjusted from time to time. The image below shows the listed risks divided by risk category.

The following paragraphs present a more detailed discussion of the above risks and is organized by risk category. The main departments involved for each risk are listed in alphabetical order.

Brand Image (S/R)
The preservation and enhancement of the value of the Ferrari brand is crucial in driving revenue and demand for our cars. The perception and recognition of the Ferrari brand are of strategic importance and depend on many factors such as design, technology, performance, quality and image of our cars, as well as the appeal of our dealerships and stores, the success of our client activities, and our general profile, including our brand’s image of exclusivity.

The prestige, identity and appeal of the Ferrari brand also depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship.

Key aspects	Response plans	Main departments involved
Preserving brand value Success of the Formula 1 team Social Media management	Selective licensing of the Ferrari brand	All Ferrari Departments
Internal function dedicated to monitoring and maximizing residual value of Ferrari cars, monitoring of pre-owned market and estimating evolution of residual values
Selective choice of franchising partners
Dealer score cards
Ferrari Academy (in-house training center for dealers)
Close monitoring of social media and Ferrari perception
Adoption of a Ferrari Social Media Practice
Unfavorable Global Economic Conditions (S)

Deteriorating general economic conditions may affect disposable income and reduce consumer wealth, which in turn may impact clients’ demand, particularly for luxury goods, which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our cars.

In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.

Key aspects	Response plans:	Main departments involved
Dependency on mature economies, particularly in EMEA and the United States Global economic developments	Expanding in emerging markets, diversifying and monitoring economic trends; developing growth plans in line with growth in number of high net worth individuals and ultra-high-net-worth-individuals	Finance Marketing and Commercial
Closely monitoring all market developments and continuously reviewing the countries in which we do business and their geo-political events
Monitoring budget and timing of capital expenditures
Monitoring customers’ orders and waiting lists
Planning car volumes to optimize dealer network stock levels
Incorporation of economic trends in financial forecasts

Please refer to the risks “Dependence on Manufacturing Facilities in Maranello and Modena and Production Costs” and “Relationships with Suppliers” presented below for considerations of Ferrari’s risks relating to purchasing as a result of unfavorable global economic conditions.

Competition (S)

We face competition in all product categories and markets in which we operate. We compete with other international luxury performance car manufacturers owning and operating well-known brands of high-quality cars. Some of them are part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than us, particularly in light of our policy to maintain low volumes in order to preserve and enhance the exclusivity of our cars. We believe that we compete primarily thanks to our brand image, the performance and design of our cars, our reputation for quality and the driving experience we offer our customers.

Several global luxury automotive manufacturers have increased competitive pressure for luxury cars particularly in EMEA and the United States. Considering that these are mature markets, we anticipate that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressure, reduction of marginality and our inability to meet our shipment targets, which could have a material adverse effect on our results of operations and financial condition.

Key aspects	Response plans:	Main departments involved
Order book and residual value management Margin pressure Shipments Customer base renewal Intellectual property protection	Focus on client relationships, including Maranello Experience, selected participation for new model launches and Ferrari clubs	Finance Legal Marketing and Commercial Manufacturing
Close contact with dealers and client programs
Indirectly support residual values through financial services products for pre-owned cars
Definition and monitoring of waiting list targets
Internal department dedicated to monitor customer base renewal
Definition and monitoring of a customer satisfaction index
Personalization services (Atelier and Tailor Made)
Protection of our intellectual property through patents
Technological and Regulatory Uncertainty (S)

Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest and best-in-class technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest and best-in-class technology into our cars.

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

External factors such as the shortages of raw materials and components, faster obsolescence of components and the evolution or introduction of new regulations (for example, safety, noise, environmental and sustainability) may require us to increase our focus on defining new strategies for products and components. If we are unable to successfully define and implement such new strategies, this could prejudice the preservation of individual initiatives’ profitability and our ability to develop new attractive products and to meet our customers’ preferences.

We are gradually introducing hybrid and electric technology in our cars. In accordance with our strategy, we believe hybrid and electric technology will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent car purchasers whom we are increasingly targeting, while helping us meet increasingly stricter emissions requirements.

The design of our electric cars and, more generally, of future models, could be differentiated from past and successful designs in appearance and functionality. A failure in the challenge to make appealing designs for Ferrari electric new models, in renewing style over time, in differentiating ICE from hybrid/electric cars and in differentiating new models from older models could impact our ability to meet the tastes of clients and prospects.

We expect to increase R&D spending in the medium term particularly on hybrid and electric technology-related projects. This transformation of our car technology creates risks and uncertainties such as the impact on driver experience, and the impact on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Finally, other luxury sports cars manufacturers may be more successful in implementing hybrid and electric technology.

Key aspects	Response plans	Main departments involved
Increase of complexity of products and components

Misalignment between product features & customer preferences

Shortening of components’ and technologies life-cycle

New dominant design/technologies Increase of complexity in after sales activity
	Close monitoring of luxury car market, technological evolution, social trends and change in our customer experiences	Marketing and Commercial Product Development Research & Development Technologies & Infrastructures
Continuous alignment between R&D department and Product Marketing department
Preparation of product briefs to provide effective guidance to all relevant functions during the new products development phase
Monitoring of new market entrants and possible new actions adopted by existing competitors
Structured dealership network in order to offer a close after sales services to the clients
Global RRR (Retain-Recruit-Reward) project dedicated to dealerships in order to increase the efficiency and effectiveness of dealership network
Delays in Lifestyle Strategy Execution (S)

Our Lifestyle Strategy presents a high degree of complexity. It aims to establish Ferrari as a unique brand with a dual identity: exclusive in relation to the luxury pricing and aspirational character of our cars, but also inclusive in relation to our community. If we are unable to manage this duality, our brand’s image may be weakened, or we may be unable to take fully advantage of our brand’s potential.

Moreover, our focus on carefully selected luxury and lifestyle categories outside of our car business and of the sporting activities requires new and different key competences. If we are unable to develop these competences or if we do not adequately manage the acquisition of skilled employees, we could have delays or be unable to deploy the Lifestyle Strategy with subsequent impacts on our brand and on our financial conditions.

Furthermore, due to the strategic importance of our business partners both with respect to licensing and to the entertainment business, our ability to recruit new business partners, in the current global social and geopolitical conditions, may impact and potentially delay the implementation of our new Lifestyle Strategy.

If we are unable to manage the current conditions, to monitor on a regular basis the achievement of the milestones, to introduce new branded products that meet customers’ expectation, to monitor the potential misalignment between results and milestones, to compete with other luxury and lifestyle well-established brands and to put in place promptly the necessary corrective actions, this may adversely affect our ability to achieve our strategy and prevent our investments from generating the volumes and revenues estimated. In addition, if our strategy is not successful, our brand image may be weakened or tainted.

Key aspects	Response plans:	Main departments involved
Lifestyle Strategy Selection of new potential business partners Relationship with business partners (e.g. licensees, theme parks, etc.)	Close monitoring of business strategy, its results and adoption of timely corrective actions	Finance Human Resources Lifestyle
Definition of product development’s milestones and the related approval flow
Dedicated resources focused on business development activities and definition of procedures to identify, select and evaluate business partners
Assessment, qualification and monitoring of business partners
IT/digital tools and activities to engage customers and potential new partners
Development of sections dedicated to Health & Safety in new contracts and regular collection from business partners of all Health & Safety certifications
Social audit procedures and supporting tools for conducting risk assessments and social audits to check compliance to the minimum required ethical standards

Social and Geopolitical Instability (O)

Operating and having business partners in certain markets may expose us to risks related to the social and geopolitical conditions. Our activities could be affected by social restrictions such as those in response to COVID-19, imposing measures that may impact our sales, after-sales, manufacturing and procurement processes. As a consequence, it could be difficult for Ferrari to ship cars to dealers, for dealers to sell cars and for clients to collect cars. Restrictions could also impact our supply chain both by generating shortages of raw materials and components and by leading to production delays and to an increase of costs.

Moreover, our activities could also be affected by rising military tensions. As a consequence of these events, import and/or export restrictions could be imposed or other international sanctions could be enacted. This could lead to limits in sales and after-sales services in specific markets and could potentially impact our supply chain with effects on our supplier base.

If we are unable to manage these risks, we could experience issues throughout our value chain with costs increase, sales decrease, margin reduction and a subsequently material negative effect on our results of operations and financial condition.

Key aspects	Response plans	Main departments involved
Social and Geopolitical Instability	Closely monitoring social/geopolitical developments in the areas of interest with coordination from corporate functions and local hub organizations	Finance Marketing and Commercial Purchasing & Quality Research & Development
Being prepared to adjust sales operations and consequently production processes in case sales to specific countries are restricted
Ensuring the availability of alternative suppliers in case activities of a business partners are restricted, or the cost of supply excessively increases as a consequence thereof

Delay in Products Launch (O)

Our growth depends on the continued success of our existing cars, as well as the successful and timely introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by our ability to successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business.

Our growth strategy may expose us to new business risks that we may not have the expertise, capability or the systems to manage. This strategy will also place significant demands requiring us to continuously evolve and improve our operational, financial and internal controls. Continued expansion and continuous increasing of complexity of our car models also could increases the challenges involved in maintaining high levels of quality, management and client satisfaction, recruiting, training and retaining sufficient skilled management, technical and marketing personnel, supplying new components from our suppliers.

If we are unable to manage these risks or meet these requirements, our growth prospects and our business, results of operations and financial condition could be adversely affected. In detail, we may have potential delay in new products launch resulting in revenues lower than planned.

Key aspects	Response plans	Main departments involved
Delay in product launch	Close monitoring of business strategy, its results and adoption of timely corrective actions	Manufacturing Product Development Purchasing & Quality Research and Development
Structured internal process with assigned roles and responsibilities and defined activities for every product development project
Project management team in charge to define timing and monitoring every product development project
Monitoring of issues on quality and timing both at manufacturing level and at suppliers level to promptly take corrective actions

Dependence on Manufacturing Facilities in Maranello and Modena and Production Costs (O)

All cars and engines are internally manufactured at our production facility in Maranello, Italy, where we also have our corporate headquarters and Formula 1 activities. We manufacture all of our car chassis in a nearby facility in Modena, Italy.

In the event that we are unable to continue production at either of these two facilities, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet planned production volumes.

Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage, labor strikes or other events related to IT business continuity. In addition, Maranello and Modena are located in the Emilia-Romagna region of Italy, which has the potential for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters, as well as our Formula 1 activities and production facilities, may be seriously damaged, or we may have to stop or delay the production and shipment of our cars.

Furthermore, we face risks related to supply chain disruption and shortages of raw materials, parts, components and systems used in our cars. Our ability to manage costs related to production activities could be impacted by general market conditions and by the fluctuation of prices for raw materials, commodities, parts and components. If we are unable to manage a relevant increase in our operating costs through new mitigations activities, such as hedging activities, increase in productivity or higher cars prices, this could result in a reduction of our profitability.

Key aspects	Response plans	Main departments involved
Dependence on two manufacturing facilities located in close proximity to each other Production and operations suspension Shortage of critical production inputs (e.g., raw-materials)	Investments in the last 15 years to reduce the extent of possible damage from earthquakes	Digital and Data Manufacturing Purchasing and Quality Research and Development Technologies and Infrastructures
IT disaster recovery plans
Insurance coverage
Safety stock for critical components
Identification of an internal task force that monitors, identifies and address possible raw materials, parts and components shortages
Relationship with Suppliers (O)

Our business depends on a significant number of suppliers that provide raw materials, parts and systems we require to manufacture cars and parts to run our business. We source materials from a limited number of suppliers. In addition, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased from single source suppliers.

We work with strategic partners in various areas of our business, and since our strategic partners’ approach might differ from our own standards, Ferrari is exposed to performance, operational, financial and reputational risks regarding its suppliers. The general macroeconomic conditions could contribute to the financial distress for our suppliers leading to reduction or termination of their operations. Suppliers’ default could have a negative effect on Ferrari’s business activities resulting in additional costs, liabilities and leading to not having access to components/products supplied by the business partner. Furthermore, potential unethical or improper business practices by suppliers could have a negative effect on the Company’s reputation considering the high exposure of the Ferrari brand and image.

The general negative macroeconomic conditions in 2022 contributed to an increase in commodities’ prices during the year. These price increases generated higher costs for suppliers that were immediately reflected in requests for price adjustments from our suppliers. If we are unable to manage these requests, if we do not find alternative suppliers or if we are unable to enact proper purchasing strategies, we could suffer a cost increase that could lead to a reduction of our profit margin, impacting the Company’s results of operations.

Furthermore, the increase of components and products’ complexity and the increase of car volumes produced could result in further pressure on suppliers’ activities. If suppliers are unable to strengthen their operation or are unable to work on multiple projects, this could lead to critical issues and lack of respect of requirements. In addition, if we are unable to monitor suppliers’ activities, ensuring the respect of the highest standards in terms of technology, quality and timing, we could face a potential increase of reworks, delay in car deliveries and recall/services campaigns.

We are strongly connected and impacted by our supply chain’s attention to climate change and other ESG aspects. Please refer to paragraph dedicated to “Climate Change” risk trend for further details on Ferrari’s view on this aspect.

Key aspects	Response plans	Main departments involved
Single source suppliers for raw materials, parts and components

Critical issues from suppliers and lack of respect of requirements

Difficulties in accessing and building long-term relationships with critical suppliers

Increase in cost of supply	High quality reputable suppliers assessed by the Supplier Risk Management function	Finance Purchasing & Quality
Performing analyses to assess the possibility to increase prices for some of our car models
Identifying alternative suppliers for critical components
KPIs’ definition for a continuous monitoring of supplier issues
A dedicated Supplier Development function with the mandate to monitor the suppliers’ conditions and encourage a continuous improvement of their activities
Attraction, Development, Retention of Talents and Internal Organization (O)

Our success and our innovation capacity depend on the ability of our senior executives and other members of management to effectively manage individual areas of our business and our business as a whole.

The prestige, identity, and appeal of the Ferrari brand depend on the continued success of the Scuderia Ferrari racing team in the Formula 1 World Championship, which depends on our ability to attract and retain top drivers, racing management and engineering talent.

The fast technology evolution that automotive industry is experiencing requires us to always reinforce and update our competences in new and emerging skill areas in order to guarantee a continuous alignment with market and technology trends. Mapping current and comprehend future necessary competences has become pivotal and whenever a gap is identified, the transition to new capabilities is pursued either through internal capabilities development or through talent acquisition on the external market. Being unable to be ahead of technology trends or to develop new capabilities could increase the risks of both not meeting expectations of existing and new customers and not maintaining our current competitive advantage.

If we are unable to attract, retain and incentivize senior executives, drivers, team managers and key employees to succeed in international competitions or devote the capital necessary to fund successful racing activities, new models and innovative technology, considering also a potential talent scarcity in labor markets, this may adversely affect the level of enthusiasm of Ferrari clients for the brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.

Our current growth strategy in terms of volumes and international presence, in addition to new laws, regulations, and policies of governmental organizations around the world, have increased the scope and complexity of our current operations as well as the need to deploy new corporate processes and to update our internal organization to address such increased scope and complexity. Criticalities in internal processes or issues in the organizational integration could affect the achievement of our strategic objectives, limit collaboration between our corporate divisions and prevent an efficient and agile decision-making process.

Key aspects	Response plans	Main departments involved
Requirement for skilled employees Requirement to attract and retain the best talents Labor unions	Preparing current successful employees for future key positions	All Departments
Improving talent development program for key resources
Talent reviews and succession plans
Retention plans
Implementation of “Scuola dei mestieri” initiative where skills are transferred to the new generations to retain highly specific skills and knowledge over time, as well as the Ferrari Corporate Executive MBA and the new Ferrari Global Corporate MBA

People survey to periodically evaluate employees’ engagement, retention and potential issues
Training and development

Formula 1 Revenues (O)

Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources.

If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues could decline. Our ability to renew our existing sponsorship agreements and to have other more competitive sponsorship agreements also depends on our performance in Formula 1 activities and on our ability to win Formula 1 championships, both drivers and constructors.

In addition, our share of profits related to Formula 1 activities may decline if our teams’ performance worsens compared to other competing teams or if the overall Formula 1 business suffers, including potentially as a result of increasing popularity of other motorsport initiatives such as the FIA Formula E championship.

Moreover, in order to compete effectively on track we have been investing significant resources in research and development and in compensating competitively the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 frameworks and regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations and consequently our capacity to attract new business sponsorships.

Key aspects	Response plans	Main departments involved
Formula 1 sponsorship revenues Formula 1 financial regulation	Internal organizational unit dedicated to Formula 1 business partners	Finance Scuderia Ferrari
Definition of Branding Guidelines through specific procedures on topics such as selection of brand partners, selection of sponsors and management of Ferrari branded items
Negotiation of new sponsorship contracts or renewal of current sponsorship contracts
Defining new services and custom experience and different activities to provide to our sponsors
Participation in Formula 1 Strategic Group
Continuous monitoring and implementation of changes in the Formula 1 regulations and identification of early remediation plans
Cybersecurity Including Third Parties Vulnerabilities (O)

Our IT systems architecture and industrial machinery are exposed to external cyber-attacks. The number and sophistication of attacks have dramatically increased in recent years. Furthermore, external cyber organizations are currently better structured and organized than in the past and can more effectively perform cyber-attacks.

Also in the coming years, we expect to increase the connectivity features of our cars. These new features may increase the cyber security risk of our cars with the chance that an external attack may occur. In this case, potential impact may occur on road users in term of safety, operational conditions of cars, financial impact and privacy damage. Furthermore, the reputation and the integrity and value of our brand may be harmed and our business, operating results and financial condition may be materially and adversely affected.

In addition, we have to consider also that our third parties could be subject to external cyber-attacks. In case the third party is connected to our system, the cyber attacker could penetrate also our IT systems.

If we are unable to protect our IT systems architecture and industrial machinery, to design a well-functioning security architecture for our cars and to promote good practices with our third parties, we are exposed to the risk that both our internal sensitive data and customers’ data stored in the cars can be stolen and disseminated externally. Alternatively, the data can be encrypted and a ransom could be requested (ransomware practices).

Moreover, we have to consider that, UN-ECE regulations has been introduced and we will be required to maintain over time and periodically renew the Cyber Security Management System (“CSMS”) to register and sell our cars and to demonstrate that we are able and aware to deal with potential cyber risk, both at car level and enterprise level. Failing in maintaining the Cyber Security Management System Certification could result, for the countries where the regulation is applicable, in impossibility to homologate and sell new vehicles.

Key aspects	Response plans	Main departments involved
Increased sophistication of Cyber Attacks Third Parties cybersecurity Remote working impact on IT Security Cars connectivity CSMS Certification	Increasing our employees’ awareness on phishing activities and other ways to perform an external cyber attacks	Digital & Data Finance Marketing & Commercial Product Development Purchasing & Quality Research & Development
Continuous monitoring of potential external cyber-attacks and remediation plans
Assessment of internal vulnerability level (vulnerability assessment) and implementation of further technical actions where necessary
Assessment and monitoring the cyber security maturity level of third parties (suppliers and dealers) and promotion of good practices
Ferrari started gathering insights in Cyber Security and Connected Experience with different streams and internal projects
Maintaining over the time Cyber Security Management System certification
Appointment of a CSMS Committee to coordinate activities related to CSMS and cyber security, both at corporate level and car level
Climate Change (H/S)

As relevant factors for long-term value creation, Ferrari considers pivotal to manage risks related to climate change. The fight against climate change and the preservation of the environment are becoming crucial around the world and these concerns have resulted in rapidly evolving climate and environmental regulations emitted across international markets.

Any difficulty or delay in implementing actions to become carbon neutral by 2030, could negatively affect our revenues, profits, image and our capacity to work with new and existing third parties that ask more attention on climate change matters.

By 2030, Ferrari aims to address direct and indirect GHG emissions, focusing on energy and materials, in addition to its electrification journey.

Ferrari aims to increase the environmental awareness to continuously set and implement new programs and actions. We are conscious that these goals require an effort both from us and from our third parties and the Company is working on adapting internal processes, developing components, studying materials and sharing this perspective with our partners.

Due to our reliance on a highly complex supply chain, characterized by a high number of suppliers and also by a worldwide presence, we may be impacted by our supply chain’s failure to comply with environmental standards or other sustainability standards and regulations (such as those related to health, safety, human rights, governance best practices, diversity and inclusion, misconducts, etc.).

Climate Change is also strongly connected to environmental laws’ changes and tightening. Please refer to paragraph dedicated to “Technological and regulatory uncertainty” risk for further details on Ferrari’s view on this aspect.

Key aspects	Response plans	Main departments involved
Climate Change	Complete mapping of direct and indirect emissions, including an estimation of indirect emissions by suppliers and materials	Finance Manufacturing Product Development Purchasing & Quality Research & Development Technologies and Infrastructures
Mapping specific suppliers carbon footprint and raising awareness to improve bottom up information sharing
Monitoring fleet emissions over time
Activities on going to identify new co-designer and new innovation / product development activities, also considering CO2 potential impacts
Scenario analysis of our climate change risks, both physical and transitional, covering the 2030 to 2050 period, to build an effective resilience strategy
Increasing use of renewable energy in Company activities and starting activities to analyze and define plan to use other renewable energy sources
Non-compliance with Laws, Regulations, Local Standards (Including Tax) and Codes (C)

We are subject to comprehensive and constantly evolving laws, regulations and policies throughout the world. We expect the legal and regulatory requirements affecting our business and our costs of compliance keeping to increase significantly in scope and complexity in the future. In Europe, United States and China, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns, and regulatory enforcement has become more active in recent years. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may adversely affect our revenue and operating results.

Our compliance controls, policies, and procedures may not protect us in every instance from acts committed by our employees, agents, contractors or associates that would violate the laws or regulations of the jurisdictions in which we operate, including employment, foreign corrupt practices, environmental, competition, privacy and other laws and regulations. In particular, our business activities may be subject to anticorruption laws, regulations or rules of other countries in which we operate. If we fail to comply with any of these regulations, it could adversely impact our operating results, financial condition, reputation and our ability to obtain corporate certifications required for the sale of cars in specific markets.

Key aspects	Response plans	Main departments involved
Technical regulatory requirements regarding our cars HSE (Health, Safety and Environment) Tax Human Resources Legal Anti-Bribery & Corruption Code of Conduct Personal Data Management	Increasing knowledge and awareness of laws, regulations, standards and codes	All Ferrari Departments
Monitoring, reviewing, reporting and adapting to relevant changes in rules and regulations
Specific project teams activated in case of new requirements to put in place the required organizational and process changes
Implement and update global HSE system
Risk-based reviews of operations by HSE professionals
Strengthening IT infrastructure for standard operational procedures
Increasing internal compliance awareness and effective communication between central compliance team and managers working at the subsidiary level
Communicating and implementing business conduct standards internally
Maintaining a global whistle blower procedure
Training activities in order to increase awareness of personal data management
Internal organizational structure focused on privacy and adoption of a procedural system focused on privacy matters

Exchange Rate Fluctuations, Interest Rate Changes, Commodity Prices, Credit Risk and Other Market Risks (F)

Ferrari operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency and to a lesser extent interest rates and commodity prices. The exposure to currency risk is mainly linked to our cash flows from sales which are denominated in currencies different from those connected to purchases or production activities. We incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro.

The main foreign currency exchange rate to which Ferrari is exposed is the Euro/U.S. Dollar for sales in U.S. Dollars in the United States and other markets where the U.S. Dollar is the reference currency. In 2022, the value of commercial activity exposed to changes in the Euro/U.S. Dollar exchange rate accounted for approximately 52 percent of the total currency risk from commercial activities. Ferrari uses derivative financial instruments (primarily forward currency contracts and currency options) to hedge up to 90 percent of the principal exposures to foreign currency exchange risk, typically for a period of up to twelve months. Derivatives financial instruments are executed for hedging purposes only.

Several subsidiaries are located in countries that are outside the Eurozone exposing Ferrari to translational exchange risk, in particular the United States, China, Japan and Australia. The Group monitors its principal exposure to translational exchange risk, although there was no specific hedging in this respect at the reporting date because the relative exposure is not material.

In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our revenues and results of operations.

Ferrari generally has a positive cash flow that almost offsets the exposure to liquidity risk. The Group uses various forms of financing to cover the funding requirements of its industrial activity and for financing offered to customers and dealers. The terms of these financings, which include bank facilities (committed and uncommitted), access to capital markets and private placements, are intended to ensure an adequate level of available liquidity with a limited exposure to interest rate fluctuation. Approximately 42 percent of the Group’s total debt bears floating interest rates and Ferrari enters into interest rate caps as requested by certain of its asset-backed financing agreements for its financial services activities. Considering the current capital structure of the Group, Ferrari has not entered into any interest rate derivatives other than the interest rate caps mentioned, however, the exposure is regularly monitored.

Ferrari’s most important financial asset is cash. It is held on bank and deposit accounts with primary financial institutions and highly rated money market funds. Our group policy requires us to continuously monitor counterparty risk and limit concentration of bank and deposit accounts to a maximum of 25% of the total with a single financial counterpart. Ferrari owns a financial services portfolio secured on the titles of cars or other guarantees, spread over more than 4,800 clients that are mainly in the U.S. Impairment risk mainly relates to the financial services portfolio which is evaluated on an individual basis for material or overdue credit positions. The amount of any write-down is based on an estimate of the recoverable cash flows, their timing, recovery costs and the fair value of any guarantees received.

In addition, an increase of certain commodity prices can have a negative impact on Ferrari’s results. Ferrari uses derivative financial instruments (primarily commodity swaps) to hedge a portion of certain exposure to commodity price risk.

Further information is included in Note 30 to the Consolidated Financial Statements.

Key aspects	Response plans:	Main departments involved
Exposure to foreign exchange movements from non-Euro related sales

Exposure to interest rate movements on financial assets and liabilities

Exposure to commodity price

Credit risk of default or insolvency	Foreign exchange hedging instruments authorized within the Company’s foreign exchange risk management policy	Finance
Monitoring interest rate movements for hedging purposes and execution of the foreseen interest rate caps
Commodity hedging instruments defined and authorized for specific commodities’ price exposure risk
Credit approval policies applied to dealers and retail clients.
Bank guarantees, pre-payments (also title of the vehicle for the financial services business
Internal Control over Financial Reporting

Starting from October 2015, Ferrari N.V. is listed on the New York Stock Exchange (NYSE), while from January 2016 Ferrari N.V. is also listed on the Euronext Milan (formerly Mercato Telematico Azionario, or MTA).

Our shares’ listing on regulated markets involves being compliant with the related securities regulations and listing rules. In particular, publicly traded companies filing financial statements with the US Securities and Exchange Commission are required to comply with the Sarbanes Oxley Act requirements, in particular sections 302, 404 and 906 that involve a periodical management assessment of internal controls and CEO and CFO Certifications of Periodic Financial Reports and SEC Filings. In addition, our independent registered public accounting firm is also required to report on the effectiveness of the internal control over financial reporting.

Under the COSO Internal Control-Integrated Framework, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives, Ferrari has developed an Internal Control System over the Financial Reporting in order to assure completeness, accuracy and reliability of the group financial reporting.

Within the abovementioned context, identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities that could potentially generate significant errors. Under the methodology adopted by the Company, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

Significant risks identified through the assessment process require definition and evaluation of key controls that address those risks, thereby mitigating the possibility that financial reporting will contain any material misstatements.

In accordance with international best practices, the Group has two principal types of control in place:

•controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights to IT systems; and
•controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for financial closing processes and controls carried out by specific service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). These controls may also be classified as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of IT systems supporting business activities.
An assessment of the design and operating effectiveness of key controls is carried out through tests performed periodically during the year, both at Group and subsidiary level, using sampling techniques recognized as best practices internationally.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for the Company’s financial reporting and communicated by him to senior management and to the Audit Committee.

Remuneration of Directors
Introduction

The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive Directors and non-executive Directors of the Company, as well as members of the Ferrari Leadership Team (FLT). In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2022. The form and amount of compensation received by the Directors of Ferrari for the year ended December 31, 2022 was determined in accordance with the remuneration policy.

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
2.Implementation of remuneration strategy: details how remuneration features have been implemented during the 2022 financial year and actual remuneration received by each executive and non-executive Director. In 2022, there was no deviation from the remuneration policy.

1. Remuneration Strategy for the 2022 Financial Year

Our remuneration policy is aligned with Dutch law and the Dutch Corporate Governance Code. In particular, the Dutch Corporate Governance Code (the “Code”) requires listed companies to disclose certain information about the compensation of their Board and executive Directors. Through this remuneration strategy, Ferrari fulfills the requirements of the Code ensuring full transparency with our shareholders.

Remuneration principles

The main goal of Ferrari’s remuneration strategy is to develop a system which consistently supports the business strategy and value creation for all shareholders, establishing a compensation structure that allows us to attract and retain the most highly qualified executive talents and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.

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
The main principles of Ferrari’s remuneration policy are outlined in the chart below:

Overview of remuneration elements

As anticipated above, Ferrari’s current remuneration policy was approved by shareholders at the 2020 AGM and will be resubmitted to a vote by the Company’s General Meeting at least every four years. The structure of the remuneration applicable to our executive Directors, non-executive Directors and other key management under Ferrari’s remuneration policy has not changed in 2022 and consists of the following elements:

(i)Fixed Remuneration linked to the third pillar of Ferrari’s remuneration policy (Competitiveness) with the objective of attracting, retaining and motivating our qualified executives and effective leaders. For this reason, we periodically benchmark comparable salaries paid to executives with similar experience by comparable companies;
(ii)Short-Term Incentives (STI) linked to the first and second pillars of Ferrari’s remuneration policy (Alignment with Ferrari’s Strategy and Pay for Performance) and tied to specific financial targets which are set at challenging levels; short-term incentives are also linked to the contribution of the individual member (Individual Performance Factor) in order to motivate its beneficiaries to achieve challenging targets. In particular, Ferrari’s 2022 achievements, success and developments were driven by organization-wide alignment with the Company’s strategy and values, through incentives that reward the achievement of those goals;
(iii)Long-Term Incentives (LTI) linked to the first and fourth pillars of Ferrari’s remuneration policy (Alignment with Ferrari’s Strategy and Long-Term Shareholder Value Creation) with the aim to align the behavior of executives critical to the business with shareholders’ interests, motivate executives to achieve long-term strategic objectives, and enhance retention of key resources;
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

In this respect, the Annual General Meeting of shareholders held on April 13, 2022 approved the remuneration report for the year 2021 (the “Ferrari Remuneration Report 2021”) and the voting results are reflected in the following table:

Resolution	Votes For	%	Votes Against	%	Votes Total	Abstain
2.c - Remuneration Report 2021 (discussion and advisory vote)	167,338,899	80.21149%	41,283,202	19.78851%	208,622,101	2,455,901
Considering the previous vote of the Annual General Meeting of shareholders and to further understand shareholders’ feedback to the Ferrari Remuneration Report 2021, we engaged with our stakeholders prior to drafting the Compensation Report for the year 2022. We believe that those conversations have been very constructive and have led to improvements in our Compensation Report.

In particular, our reporting on vested long term incentive plans was identified as an area for improvement and some stakeholders issued negative voting advice on the Ferrari Remuneration Report 2021 due to the lack of disclosure on the level of achievement of the Equity Incentive Plan 2019-2021, in which the Executive Chairman and former CEO of the Company, as well as members of the FLT and other key employees of the Group, participated. The Equity Incentive Plan 2019-2021, covering a performance period from 2019 to 2021, was scheduled to vest in March, after the publication of the Ferrari Remuneration Report in February. For this reason, the details about vesting of Equity Incentive Plan 2019-2021 are provided in Section 2.

Furthermore, in order to constantly improve our reporting, starting from this year, in the same Section 2, we will also anticipate the disclosure on the vesting of Equity Incentive Plan 2020-2022.

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

The Compensation Report for the financial year 2022 is subject to a consultative vote at the Annual General Meeting of Shareholders scheduled for April 2023.

Remuneration structure for 2022 and outlook 2023

The purpose and features of the different elements of our remuneration structure for 2022 which will remain unchanged for 2023 are outlined in the table below:

Component	Purpose	Terms and Conditions	2022 implementation and Outlook 2023
Remuneration Structure	• Attract, retain and motivate highly qualified executives to achieve challenging results

• Competitively position our compensation package compared to the compensation of comparable companies, mainly represented by the reference panel (“Reference Panel”) and companies that compete for similar talent

• Reinforce our performance driven culture and meritocracy	Ferrari’s remuneration structure is organized as follows: • Fixed remuneration • Short-term incentives • Long-term incentives • Non-monetary benefits	• Offer a highly competitive compensation package compared to the reference market.

• Reference Market: Roles with the same managerial complexity and responsibilities within comparable companies, comprised of those represented by the Reference Panel.
Fixed Remuneration	Reward skills, contribution and experience required for the position held
•Executive Chairman: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Market based on yearly benchmarking (see “Benchmarking for Executive Directors Remuneration” Paragraph).
•CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Market (see “Benchmarking for Executive Directors Remuneration” Paragraph).
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

Executive Chairman: €500,000 annually.

CEO: €1,500,000 annually.

Non-Executive Directors: $75,000 annually.

FLT Members: the fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource, in line with reference market offering for roles of similar responsibility and complexity.

Component	Purpose	Terms and Conditions	2022 implementation and Outlook 2023
Short-Term Incentives	•Achieve the annual financial, operational and other targets and additional business priorities •Motivate and guide executives’ activities over the short-term period	Short-term incentives targets: •Based on achievement of annually predetermined performance objectives •Annual financial, operational and other identified objectives
Executive Chairman: The compensation package includes a short-term incentive plan with a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.

CEO: The compensation package includes a short-term incentive plan with a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.

FLT Members: Variable incentive percentage of fixed remuneration based on the position held with an average target pay-opportunity equal to 100% of base salary and an average maximum pay-opportunity equal to 225% of base salary.

Long-Term Incentives	Align the behavior of executives critical to the business with shareholders’ interests Motivate executives to achieve long-term strategic objectives Enhance retention of key resources
•Equity awards to promote creation of value for the shareholders
Equity Incentive Plan 2020-2022 and Equity Incentive Plan 2021-2023
•PSUs and RSUs: vest at the end of the three year performance and service periods
•PSUs: 50% linked to TSR compared to Peer Group, 30% linked to EBITDA; 20% linked to a qualitative factor related to the sustainability and innovation of business.
Equity Incentive Plan 2022 - 2024
•Executive Directors: were awarded only PSUs.
•FLT Members: were awarded with a combination of PSUs and RSUs
•PSUs: 40% linked to TSR compared to Peer Group, 40% linked to EBITDA, 20% linked to ESG Target

Executive Chairman:

• The Equity Incentive Plan 2020-2022 and Equity Incentive Plan 2021-2023 provide for a target pay-opportunity of 300% and maximum pay-opportunity is 400% of base salary.

• The Equity Incentive Plan 2022-2024 provides for a target pay-opportunity equal to 200% and a maximum pay-opportunity equal to 274% of base salary.

CEO: The Equity Incentive Plan 2022-2024 provides for a target pay-opportunity equal to 200% and a maximum pay-opportunity equal to 274% of base salary.

FLT Members: variable incentive percentage of fixed remuneration based on the position held with an average target opportunity equal to 125% and average maximum pay opportunity equal to 156% of base salary.

Non-Monetary Benefits	•Retain executives through a total reward approach •Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary welfare, retirement-related and fringe benefits such as company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling.

Component	Purpose	Terms and Conditions	2022 implementation and Outlook 2023
Lock Up Period	•Ensures alignment with shareholders’ interests	Instead of Share Ownership Guidelines, in 2022 a specific Lock Up provision was introduced for the Executive Chairman, the CEO, the members of the FLT and other key members of the Group. The Lock Up provision applies retroactively to all equity incentive plans in place.
Under the Lock Up Provision a percentage equal to 50% of the vested shares under the equity incentive plan will be subject from the date of vesting to unavailability and non-transferability for a period determined according to the corporate role:

• CEO and Chairman: 36 months
• FLT members: 24 months
• Other key members of the Group: 12 months

2022 remuneration of executive Directors and FLT members

The Board of Directors determines the compensation for our executive Directors following the recommendation of the Compensation Committee and with reference to the remuneration policy. The compensation structure for executive Directors and FLT members includes a fixed component and a variable component based on short and long-term performance.

Benchmarking for Executive Directors Remuneration

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

For the abovementioned reasons, the compensation packages adopted by Ferrari are significantly balanced towards the variable components in order to reinforce the performance-driven culture and meritocracy. This is in line - as per the short-term incentive component - with the first and second pillars of Ferrari’s remuneration policy (see “Alignment with Ferrari’s Strategy and Pay for Performance”) and - as per the long term incentive (which has a dominant weight, as shown in the figures below) - with the first and fourth pillars of Ferrari’s remuneration policy (see “Alignment with Ferrari’s Strategy and Long-Term Shareholder Value Creation”), with the aim to align the performance with shareholders’ interests and sustainability of value creation in the medium to long term, to motivate executives to achieve long-term strategic objectives, and to enhance retention of key resources.

Such executives’ compensation structure, inspired by Ferrari’s remuneration policy, is therefore mirrored in the compensation package for the entire Ferrari’s workforce at every level, in order to promote and better pursue the organization-wide alignment with the Company’s strategy and values and contribute to pay-for-performance culture and long-term value creation.

The structure of the compensation package (base salary and variable compensation, composed of LTI and STI components) specifically provided for the CEO and the Executive Chairman is aligned to, and consistent with, the main pillars of the Ferrari’s remuneration policy applied to the entire workforce as well as to the best market practice and to the Reference Panels, as better explained below.

In this regard, we establish target compensation levels using a market-based approach and we monitor compensation levels and trends in the market. We also periodically benchmark our executive compensation program against peer companies.

In particular, Ferrari identified for the role of CEO an ad hoc Reference Panel composed of 15 companies.

Ferrari benchmarked its CEO’s total remuneration with those of listed companies deemed comparable with Ferrari in light of some or all of the following criteria: a) representing excellence and luxury in their respective sectors; b) operating in the same business as Ferrari; c) acting in similar sectors; d) presenting overall a similar Market Cap, Revenues and number of Employees with Ferrari. The companies in the Reference Panel used by Ferrari for the CEO’s compensation benchmarking are listed below:

Chief Executive Officer Reference Panel
Aston Martin Lagonda	Brembo
Bayerische Motoren Worke	Burberry
Compagnie Financiere Richemont	Mercedes-Benz Group
Harley-Davidson	Hermes International
Kering	LVMH
Moncler	Pirelli
Porsche	The Estée Lauder Companies
Volkswagen
The Executive Chairman’s Reference Panel comprises the companies of the CEO’s Reference Panel which have a Chairman with powers and delegations comparable to Ferrari (5 Companies out of 15 of those inserted in CEO’s Reference Panel), along with three additional companies (added in order to benchmark a statistically significant number of peers and determined based on companies that have a chairman with powers and authority comparable to the powers and authority of the Executive Chairman). The companies forming part of the Reference Panel for the Executive Chairman target compensation benchmarking are listed below:

Executive Chairman Reference Panel
Aston Martin Lagoonda	Brembo
Compagnie Financiere Richemont	Ford Motors
Hermes International	Salvatore Ferragamo
The Estèe Lauder Companies	Ariston Group Holding
Compared to 2021, the Executive Chairman’s Reference Panel has been updated by adding Ariston Group Holding NV.

As described above, both Reference Panels are composed of companies representing excellence in their respective sectors and offering very competitive compensation levels to their executives.

The level and structure of the Executive Chairman’s and CEO’s compensation packages for 2022 have therefore been compared to the practices of the companies belonging to the abovementioned Reference Panels.

As for the compensation structure, the current Executive Chairman’s and CEO’s compensation packages (i) result in line with the market practice and compensation packages offered by companies belonging to the Reference Panels; and (ii) are in line with the Ferrari’s remuneration policy as approved by shareholders at the 2020 AGM.

On the other side, given the composition of the Reference Panels, which consist of several companies that are larger than Ferrari in terms of market cap, revenues and/or number of employees, and that have competitive remuneration packages, it results that the CEO’s base salary is aligned to the median of the abovementioned CEO’s Reference Panel (as it was in 2021) while the Executive Chairman’s base salary is below the 25th percentile of the relevant Reference Panel (as it was in 2021); the total target compensation for the CEO is positioned above the first quartile and below the median while the Executive Chairman’s total target compensation is positioned below the first quartile (in 2021, both were aligned to the median).

Our Executive Chairman’s and CEO’s compensation packages are structured as follows:

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

Short-term incentives (STI)

The primary objective of our performance-based short-term variable cash-based incentives is to incentivize the executive Directors and the members of the FLT to focus on the business priorities for the current or next year. The short-term incentive plan is designed to motivate its beneficiaries to achieve challenging targets, by recognizing individual contributions to the Group’s results on an annual basis. The Compensation Committee believes that it is appropriate to use a balance of corporate financial targets, strategic objectives and individual performance objectives.

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

    In 2022, the Compensation Committee defined the Company Performance Factor by reference to four metrics:

•Net Revenues (20%)
•Consolidated Adjusted EBIT (20%)
•Consolidated Adjusted EBITDA Margin (20%)
•Industrial Free Cash Flow (40%)

The Compensation Committee established challenging goals for each metric linked to budget, each of which pays out independently. There is no minimum bonus payout; as a result, if none of the threshold objectives are satisfied, there is no bonus payment. The achievement of the budget target implies the application of a coefficient equal to 100 to the relevant metric, and deviations within thresholds defined from year to year imply a linear variation of the coefficient between 50 and

150; outside these thresholds the coefficient goes to zero or remains equal to 150. The overall Company Performance Factor coefficient is a weighted average of those obtained for the individual metrics.

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

No special bonuses were awarded to the executive Directors or members of the FLT for 2022.

Starting from 2022, our executive Directors (Executive Chairman and CEO) are included in the Short-Term Incentive Plan, in order to better align executive Directors’ action to Ferrari’s strategy and performance and in line with best market practice.

Long-term incentives (LTI)

We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the executive Directors and members of the FLT to increasing shareholder value.

During 2022, Ferrari had three long-term equity incentive plans in place, consistent with the Company’s business plans presented at the Capital Markets Day in September 2018 and in June 2022 and awarding to their beneficiaries, as the case may be, a combination of performance share units (“PSUs”) and restricted share units (“RSUs”), each representing the right to receive one Ferrari common share:

•Equity Incentive Plan 2020-2022, approved on February 17, 2020 by the Board of Directors, covering a performance period from 2020 to 2022, having the Executive Chairman, as well as members of the FLT and other key employees of the Group as beneficiaries. The former CEO was not eligible for the Equity Incentive Plan 2020-2022;
•Equity Incentive Plan 2021-2023, approved on February 26, 2021 by the Board of Directors, covering a performance period from 2021 to 2023, having the Executive Chairman and Interim CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries;
•Equity Incentive Plan 2022-2024, approved on February 25, 2022 by the Board of Directors, covering a performance period from 2022 to 2024, having the Executive Chairman and CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries.
Further details about vesting of Equity Incentive Plan 2019-2021, covering a performance period from 2019 to 2021, vested on March 2022 and having the Executive Chairman and the former CEO of the Company, as well as members of the FLT and other key employees of the Group, as beneficiaries, ended on December 31, 2021 are provided in Section 2. As anticipated, starting from this year, in the same Section, we will also anticipate the disclosure on the vesting of Equity Incentive Plan 2020-2022.

For the Equity Incentive Plan 2020-2022 and the Equity Incentive Plan 2021-2023, the PSU awards are earned based on the level of achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a defined peer group (“Peer Group”)), ii) an EBITDA target, and iii) an innovation target while for the Equity Incentive Plan 2022-2024, the innovation target has been replaced by an ESG target focusing on an Environment Factor and a Social Factor better described below.

Each target is measured independently of the other targets and relates to separate portions of the aggregate awards and, for the Equity Incentive Plan 2022-2024, executive Directors will be awarded only with PSUs. The RSU awards (for the Equity Incentive Plan 2022-2024 only for members of the FLT and other key employees of the Group) are service-based and vest conditional on the employees’ continued employment with the Company at the time of vesting.

Details of the equity long-term incentives granted to the Executive Chairman and CEO are summarized below:

Equity Incentive Plan 2020-2022

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman	Equity Incentive Plan 2020-2022 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2020-2022 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment

Equity Incentive Plan 2021-2023

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman and Interim CEO	Equity Incentive Plan 2021-2023 Performance Share Units (PSUs)	67%	Vest at the end of 3-years Rolling Plan	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2021-2023 Retention Restricted Share Units (RSUs)	33%	Vest at the end of 3-years Rolling Plan	Conditional on continued employment
Equity Incentive Plan 2022-2024

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Vesting Cycle	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman	Equity Incentive Plan 2022-2024 Performance Share Units (PSUs)	100%	Vest at the end of 3-years Rolling Plan	1) TSR (40%) 2) EBITDA (40%) 3) ESG Goal (20%)
CEO	Equity Incentive Plan 2022-2024 Performance Share Units (PSUs)	100%	Vest at the end of 3-years Rolling Plan	1) TSR (40%) 2) EBITDA (40%) 3) ESG Goal (20%)
    The number of PSU awards earned is determined based on the level at which the three performance criteria described below are achieved. At the end of the vesting period, the total number of PSUs earned is equal to the sum of:

•the number of PSUs earned under the TSR payout factor; plus
•the number of PSUs earned under the EBITDA payout factor; plus
•the number of PSUs earned under (i) the Innovation Performance Goal for the Equity Incentive Plan 2020-2022 and Equity Incentive Plan 2021-2023 and (ii) the ESG Factor for the Equity Incentive Plan 2022-2024.

Equity Incentive Plan 2020-2022 and Equity Incentive Plan 2021-2023

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

In relation to the vesting of the PSUs awarded to the Executive Chairman, the vesting of all units under each plan occurs after the end of the relevant performance period (i.e. December 31, 2022 and December 31, 2023), to the extent that the conditions for vesting are satisfied.

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

Key Assumptions	PSU Awards Granted to the Executive Directors in 2021
Grant date share price	€175.80
Expected volatility	27.0%
Dividend yield	0.75%
Risk-free rate	0%
The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

The RSUs granted under the Equity Incentive Plan 2020-2022 and the Equity Incentive Plan 2021-2023 will vest in 2023 and 2024 at the end of the three-years cliff vesting period, subject to continued employment with the Company. The fair value of the RSUs that were granted to to Mr. Elkann in 2020 is €139.39 per share and in 2021 is €171.86 per share.

Equity Incentive Plan 2022-2024

The Equity Incentive Plan 2022-2024, implemented in 2022, provides for significant changes compared to the former Long-Term Equity Incentive Plans. The main changes include:

•Combination of PSUs and RSUs: different weight of RSU and PSU distribution in relation to the responsibilities and the level of contribution to the results of each cluster of beneficiaries. Executive Directors were entitled only to PSUs in order to strengthen the alignment of their long-term interests with those of shareholders;
•Different relative weight of the metrics: TSR is now weighted 40% (instead of 50%) and EBITDA 40% (instead of 30%);
•TSR Peer Group: TSR Peer Group increased by three companies (Mercedes Benz Group AG, Prada and Estee Lauder), in order to have an odd number of companies and, consequently, modifying the pay-out scale providing that executives will become eligible to receive awards only in case of performance at the benchmark median;
•Non-financial criteria: the Innovation Performance Factor has been replaced by the ESG factor better described in the table below. In particular, the component of ESG factor linked to the Environment is consistent to actions adopted by Ferrari to achieve carbon neutrality by 2030, as already explained in the Capital Markets Day 2022. For Scope 1 and 2, Ferrari is implementing bio methane for the trigenerator, installing photovoltaic panels and fuel cell based systems, while for Scope 3, electrification will reduce the vehicle use phase CO2eq emissions; additionally Ferrari is exploring solutions to reduce (at least -30% on average per car by 2030) the otherwise growing emissions of raw materials mainly related to the battery module.

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance
TSR (40%)	Financial criteria	Peer Group (11 companies: Ferrari, Aston Martin, Burberry, Estee Lauder, Hermes, Kering, LVMH, Mercedes Benz Group AG, Moncler, Prada and Richemont)	TSR is tracked for both Ferrari and the companies in the defined Peer Group calculating starting and ending prices as an average of the 30 calendar days prior to grant and award date
EBITDA (40%)	Financial criteria	5-year Business Plan
Earnings before interest, taxes, depreciation and amortization takes a company’s earnings, and subtracts its cost of debt, cost of goods sold and operating expenses and taxes, resulting in an indicator of Ferrari’s profitability

ESG Factor (20%)	Non-financial criteria	Project linked to E and S spheres
The ESG focuses on an Environment Factor and a Social Factor:
- 50% is based on the Reduction CO2 Carbon Emission following the milestones of the Ferrari’s sustainability plan – Rolling KPI until 2030
- 50% is based on the maintenance of Equal Salary Certification or equivalent certification.

In relation to the vesting of the PSUs awarded to the Executive Chairman and the CEO, the vesting of all units under the plan occurs after the end of the performance period (i.e. December 31, 2024), to the extent that the conditions for vesting are satisfied.

The performance period for the Equity Incentive Plan 2022-2024 PSUs commenced on January 1, 2022. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann and Mr. Vigna in 2022 is €162.02 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and CEO in 2022
Grant date share price	€ 177.95
Expected volatility	27.75%
Dividend yield	0.75%
Risk-free rate	0%

The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Any RSUs awarded to FLT members and other key members of the Group are service-based and will vest in March 2025 conditional on the continued employment of the beneficiaries with the Company or the Group at the time of vesting, while the executive Directors were not awarded any RSUs in 2022.

Recoupment of incentive compensation (claw back policy)

The Equity Incentive Plans (the Equity Incentive Plan 2020-2022, the Equity Incentive Plan 2021-2023 and the Equity Incentive Plan 2022-2024) include a claw back clause, which allows the Company to claim the refund of part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).

In particular, if a Recovery Event occurs within two years after the payment of cash or delivery of any shares in respect of the PSUs or RSUs, a participant will be required to repay the net amount received, as determined by the Board of Directors in its discretion.

Lock up Period

The Board of Directors approved a specific Lock Up provision for its Executive Chairman, CEO, members of the FLT and other key members of the Group which replaces the former Stock ownership guidelines and applies to all long-term incentive plans issued and to be issued by the company.

Under the Lock Up Provision a percentage equal to 50% of the vested shares under the new Equity Incentive Plan 2022-2024 will be subject from the date of vesting to unavailability and non-transferability for a period determined according to the corporate role:

•CEO and Chairman: 36 months after the vesting
•FLT members: 24 months after the vesting
•Other key members of the Group: 12 months after the vesting

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
Severance

The terms of service of the CEO provide that termination of the contract by either party is subject to six months’ notice period. However, if the Company terminates his services for reasons other than for just cause (as defined) or if he terminates his services due to the reduction or limitations of his managing powers or following his dismissal in case of change of control, the Company shall pay the CEO an amount equal to 18 monthly installments of his base monthly salary, including any amount due for the six months’ notice period (which means that the severance amount does not exceed 12 months’ salary, in line with the Code), plus the accrued pro rata of the Company’s contribution to the pension fund as well as STI and LTI variable compensation accrued at the date of termination of employment. If an actual severance payment will be made at the termination of employment and such severance payment would exceed 12 months’ base salary, then a disclosure will be made in line with the Code.

If within twenty-four months following a change of control (as defined), the Chairman’s services are terminated by the Company (other than for cause), or are terminated by the Chairman for good reason, the Chairman is entitled to receive the accelerated vesting of awards under his long-term incentive plan.

Internal pay ratios

In line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. The internal pay ratio is calculated as the ratio between (i) the total annual remuneration of the CEO1 and (ii) the average total annual remuneration of the employees of the company and the group companies of which the company consolidates the financial data2. The following table presents the internal pay ratio for 2022, 2021 and 2020.

	2022	2021	2020
Total Annual Remuneration of CEO (A)	4,993,961(*)	4,486,151	6,835,721
Average Total Annual Employee (FTE) Remuneration Costs (B)	97,182	92,656	78,193
Pay Ratio (A/B)	51.4	48.4	87.4
______________________________
(*) Includes €3,984,916 of remuneration as presented in the Directors’ compensation table below plus €1,009,045 recognized as share-based compensation expense during the year for equity awards granted under the Group’s Equity Incentive Plan 2022-2024 that will vest in 2025 subject to certain performance and service conditions. See also “—Directors’ compensation” and “—Share-Based Compensation of Executive Directors” below.

The decrease in the pay ratio in 2021 compared to 2020 can be explained, inter alia, by the fact that for 2020 the pay ratio was calculated considering the remuneration of the former CEO, Louis Camilleri, whose compensation package was different from that of the current CEO and included a large portion of LTI variable compensation.

For 2021 the pay ratio is calculated considering the remuneration of the current CEO, Benedetto Vigna, payable for the period from September 16, 2021 (the date when Mr. Vigna began acting as Chief Executive Officer) to December 31, 2021, which includes a one-off Welcome Bonus. There is no significant difference between the pay ratio so calculated and the pay ratio calculated based on the target remuneration elements pro rated on a full year basis. In addition, the compensation payable to Mr. Elkann as interim CEO during 2021 is not included in the calculation of the pay ratio because such compensation was forfeited by Mr. Elkann.

Scenario analysis

On an annual basis, the non-executive Directors, upon proposal of the Compensation Committee, examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our executive Directors (scenario analysis). To date, the non-executive Directors believe the remuneration policy has proven effective in terms of establishing a correlation between Ferrari’s strategic goals and the chosen performance criteria, as the main key performance criteria of our executive Directors’ long-term incentive plan, which represents a significant part of the Chairman’s and the CEO’s compensation package, supports both Ferrari’s business strategy and value creation for our shareholders.

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

1 The total annual remuneration of the CEO includes all remuneration components (such as fixed remuneration, variable remuneration in cash (bonus), the share-based portion of the remuneration (value of the share-based payment is determined at the time of allocation in line with the applicable regulations under IFRS), social premiums, pension, expense allowance, et cetera), as included in the (consolidated) financial statements on an IFRS basis.
2 The average annual remuneration of the employees is determined by dividing the total wage costs in the financial year (as included in the (consolidated) financial statements on an IFRS basis) by the average number of FTEs during the financial year. Hiring of external employees is taken into account on a pro rata basis, insofar as these are hired for at least three months during the financial year.

The following table and chart describe compensation levels that the Executive Chairman and the CEO could receive under the compensation packages in place and different scenarios in a calendar year, assuming a constant share price (i.e. no appreciation):

Element of remuneration	Details of assumption
Fixed remuneration	The Executive Chairman salary is €500,000 and the CEO salary is €1,500,000.
Short-term Incentive Plan
The compensation packages for 2022 for the Chairman and the CEO include a short-term incentive plan with a threshold pay-opportunity equal to 50% of base salary, a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.

Long-term Incentive Plan
Executive Chairman and CEO:
–in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs;
–in case of achievement of the threshold for each of the performance criteria, the scenario assumes an award equal to threshold pay opportunity (60% of base salary);
–in case of achievement of the targets for each of the performance criteria, the scenario assumes an award equal to target pay opportunity (200% of base salary);
–in case of achievement of the maximum level of each performance criteria the scenario assumes the award equal to maximum pay opportunity (274% of base salary).

€ 10,000,000
€ 9,000,000
€ 8,000,000
€ 7,000,000
€ 6,000,000
€ 5,000,000
€ 4,000,000
€ 3,000,000
€ 2,000,000
€ 1,000,000
-
Chairman Minimum
Chairman Threshold
Chairman Target
Chairman Maximum
CEO Minimum
CEO Threshold
CEO Target
CEO Maximum
Fixed Remuneration
Short-Term Remuneration
Long-Term Remuneration

N.B. Details about the Chairman and the CEO’s actual 2022 remuneration are included in section 2.

In the event of performance below the set threshold, both in the short and long term incentive plan, Executive Chairman and CEO will be recognized with fixed remuneration only.

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

Remuneration of other employees and Equal Salary Certification

Ferrari aims to provide a market-competitive and fair remuneration package for its workforce, in line with the remuneration policy and in order to better pursue the Company’s strategy and purpose and contribute to long-term value creation.

Furthermore, Ferrari operates a merit-based remuneration policy, not discriminating on the basis of gender, age, nationality, social status or cultural background. In 2020, Ferrari S.p.A. started an in-depth analysis on equal remuneration, which led, in July 2020, to the award of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company. This award is a testament to the Company’s commitment to creating an inclusive and diverse working environment while fostering career development for all. Ferrari was the first Italian Company to receive this award The certification process included a detailed statistical analysis of compensation levels, which revealed that Ferrari is one of Europe’s companies successfully eliminating the gender pay gap. Ferrari sees this certification not as an end point but as a further stage of growth and an opportunity to implement tangible actions to ensure that everyone can pursue his own professional growth.

The same process has been conducted since 2020 also for Ferrari North America Inc. and in 2022 Ferrari announced that its Equal Salary certificate was confirmed in Italy and in North America.

Ferrari strongly believes in the Equal Salary Certification and since 2022 the maintenance of the certification is part of the vesting conditions of the equity incentive plans as a component of the ESG performance factor.

2. Implementation of Remuneration Strategy in 2022

Introduction

This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2022. The remuneration granted in the year ended December 31, 2022 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.

Directors’ compensation

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2022 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)	Pension benefits (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	514,355	11,842	(1)	680,000	(*)	—	—	1,206,197
Benedetto Vigna	Chief Executive Officer and Executive Director	1,500,000	10,916	(1)	2,244,000	(*)	—	230,000	3,984,916
Total	Executive Directors	2,014,355	22,758		2,924,000		—	230,000	5,191,113
Piero Ferrari	Vice Chairman and Non-Executive Director	76,563	19,402	(1)	—		—	—	95,965
Sergio Duca	Senior Non-Executive Director	114,844	—		—		—	—	114,844
Delphine Arnault	Non-Executive Director	76,563	—		—		—	—	76,563
Francesca Bellettini	Non-Executive Director	81,348	—		—		—	—	81,348
Eddy Cue	Non-Executive Director	81,348	—		—		—	—	81,348
John Galantic	Non-Executive Director	86,133	—		—		—	—	86,133
Maria Patrizia Grieco	Non-Executive Director	81,348	—		—		—	—	81,348
Adam Keswick	Non-Executive Director	71,777	—		—		—	—	71,777
Total	Non-Executive Directors	669,924	19,402		—		—	—	689,326
______________________________
(1)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(2)Certain amounts have been converted from U.S. Dollars to Euro.
(*) This amount refers to short-terms incentives. For information regarding equity-based variable compensation see “Share-Based Compensation of Executive Directors” below.

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2021 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)		Pension benefits (€)	Total remuneration (4)(5) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann (1)	Chairman and Executive Director	325,405	11,533	(3)	—	(*)	—		—	336,938
Benedetto Vigna (2)	Chief Executive Officer and Executive Director	500,000	3,852	(3)	—		3,982,299	(6)	—	4,486,151
Total	Executive Directors	825,405	15,385		—		3,982,299		—	4,823,089
Piero Ferrari	Vice Chairman and Non-Executive Director	68,825	12,237	(3)	—		—		—	81,062
Sergio Duca	Senior Non-Executive Director	103,238	—		—		—		—	103,238
Delphine Arnault	Non-Executive Director	68,171	—		—		—		—	68,171
Francesca Bellettini	Non-Executive Director	73,127	—		—		—		—	73,127
Roberto Cingolani (5)	Non-Executive Director	8,225	—		—		—		—	8,225
Eddy Cue	Non-Executive Director	73,127	—		—		—		—	73,127
John Galantic	Non-Executive Director	77,429	—		—		—		—	77,429
Maria Patrizia Grieco	Non-Executive Director	73,127	—		—		—		—	73,127
Adam Keswick	Non-Executive Director	64,524	—		—		—		—	64,524
Total	Non-Executive Directors	609,793	12,237		—		—		—	622,030
______________________________
(1)From 01/01/2021 to 09/15/2021: Chairman, CEO and Executive Director. From 09/16/2021 to 12/31/2021: Chairman and Executive Director.
(2)Mr. Vigna joined Ferrari as CEO and Executive Director on 09/16/2021.
(3)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(4)Certain amounts have been converted from U.S. Dollars to Euro.
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

The following table shows a comparison of the total remuneration of Directors over the last five years, based on Ferrari Directors who served as Directors in 2022.

Directors’ Total Remuneration (€)
		2022	2021		2020	2019		2018
John Elkann (*)	Executive Chairman and Executive Director	1,206,197	336,938	(1)	77,790	223,586	(2)	92,579	(3)
Benedetto Vigna (*)	Chief Executive Officer and Executive Director	3,984,916	4,486,151	(4)	—	—		—
Piero Ferrari	Vice Chairman and Non-Executive Director	95,965	81,062		30,041	83,472		80,546
Sergio Duca	Senior Non-Executive Director	114,844	103,238		27,233	109,810		94,890	(5)
Delphine Arnault	Non-Executive Director	76,563	68,171		17,020	67,080		63,889
Francesca Bellettini (6)	Non-Executive Director	81,348	73,127		—	—		—
Eddy Cue	Non-Executive Director	81,348	73,127		19,290	73,542		68,149
John Galantic (6)	Non-Executive Director	86,133	77,429		—	—		—
Maria Patrizia Grieco	Non-Executive Director	81,348	73,127		19,290	76,024		72,408
Adam Keswick	Non-Executive Director	71,777	64,524		17,020	67,080		63,889

Adjusted EBITDA		1,773	1,531		1,143	1,269		1,114
Average Ferrari Share Price		196.34	185.25		155.98	131.44		105.49
Median fixed remuneration of employees (**)		34,960	34,071		32,876	31,782		30,600
______________________________
(1)From 01/01/2021 to 09/15/2021: Chairman, CEO and Executive Director. From 09/16/2021 to 12/31/2021: Executive Chairman and Executive Director.
(2)From 01/01/2019 to 04/12/2019: Chairman and Non-Executive Director. From 04/12/2019 to 12/31/2019: Executive Chairman and Executive Director.
(3)From 01/01/2018 to 07/21/2018: Vice Chairman and Non-Executive Director. From 07/21/2018 to 12/31/2018: Chairman and Non-Executive Director.
(4)Mr. Vigna joined Ferrari as CEO and Executive Director on 09/16/2021. As a Welcome Bonus for having joined Ferrari, the CEO has been granted (i) an extraordinary lump sum of €1,000,000 and (ii) 16,256 Ferrari common shares, in each case subject to approval by shareholders at the 2022 Annual General Meeting.
(5)From 07/21/2018 to 12/31/2018: Senior Non-Executive Director
(6)Mrs. Francesca Bellettini and Mr. John Galantic were Non-Executive Directors from 04/16/2020.
(*) For information regarding equity-based variable compensation see Share- Based Compensation of Executive Directors below.
(**) This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.

Share-Based Compensation of Executive Directors

The following table provides an overview of the outstanding equity incentive plans provided to Ferrari executive Directors in 2022:

Name, position	Main conditions of share award plans				Movements in share awards during 2022
	Plan	Performance period	Grant date	Vesting date	Number of unvested shares at January 1, 2022	Shares awarded	Shares vested	Shares forfeited/other	Number of unvested shares at December 31, 2022	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2019-2021	2019 - 2021	April 2019	March 2022	20,703	—	20,179	524	—	—
	Equity Incentive Plan 2020-2022	2020 - 2022	April 2020	March 2023	4,829	—	—	—	4,829	3,219
	Equity Incentive Plan 2021-2023	2021 - 2023	April 2021	March 2024	4,448	—	—	—	4,448	2,965
	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	—	5,042	—	—	5,042	5,042
Benedetto Vigna, Chief Executive Officer	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	—	15,126	—	—	15,126	15,126
In March 2022, 13,278 PSUs and 6,901 RSUs vested for the Executive Chairman under the Equity Incentive Plan 2019-2021. The evidence of the level of achievement of the KPIs relating to the PSUs is summarized in the following table:

Threshold, Target and Maximum are presented in the “Equity Incentive Plan 2020-2022” and “Equity Incentive Plan 2021-2023” paragraphs.

In March 2023, the Equity Incentive Plan 2020-2022 will vest and the evidence of the level of the achievement is summarized in the following table:

Threshold, Target and Maximum are presented in the “Equity Incentive Plan 2022-2024” paragraph.

Compensation of the members of the FLT

The compensation paid to or accrued during the year ended December 31, 2022 by Ferrari and its subsidiaries to the members of the FLT (excluding the CEO) amounted to €34.0 million in aggregate, consisting of €21.6 million for salary and €6.5 million for other short-term benefits (which is linked to the FY 2022 performance and represents slightly more than the target set levels), €5.2 million for share-based compensation in relation to PSUs and RSUs awarded under the Group’s Equity Incentive Plans (2020-2022; 2021-2023; 2022-2024) and other share-based awards, and €0.7 million for the Group’s contributions to pension funds. The PSU and RSU awards will vest in March 2023, 2024 and 2025, subject to continued employment and, for the PSU awards, to the achievement of performance conditions related to TSR, EBITDA and Innovation, as described above.

Given: (i) Ferrari’s third place positioning in the TSR ranking against the Peer Group (corresponding to the vesting of 100 per cent. of the target PSUs awarded); (ii) the result of the EBITDA factor payout (+7% vs 5-years plan) and (iii) the achievement of technological projects (30% of the Innovation Factor), for the vesting of the Equity Incentive Plan 2019-2021, which covers the performance period from 2019 to 2021, ending at December 31, 2021, 18,728 PSUs and 13,405 RSUs had vested for FLT members.

Director and Officer Overlaps

There are overlaps among certain Directors and officers of Stellantis (formerly FCA) and Exor and our Directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or Directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. John Elkann our Executive Chairman, is also the Chairman of Stellantis and the Chairman and Chief Executive Officer of Exor. At

February 13, 2023, Exor held approximately 24.44 percent of our outstanding common shares and approximately 36.25 percent of the voting power in the Company, while it holds approximately 14.35 percent of the outstanding common shares in Stellantis, based on 2022 SEC filings. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with Stellantis and Exor and its related companies”.

Controls and Procedures

Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting
We have audited Ferrari N.V.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ferrari N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Ferrari N.V. as of December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated February 24, 2023 expressed an unqualified opinion thereon.

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

February 24, 2023

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Ferrari N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrari N.V. (the Company) as of December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

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

Warranty and recall campaigns provision
Description of the Matter	As more fully described in Notes 2 and 23 to the consolidated financial statements, the Company establishes a provision for product warranties at the time a sale is recognized to guarantee the performance of vehicles against defects that may become apparent within a certain period or term. In addition, the Company from time to time initiates recall campaigns to address various client satisfaction, safety and emissions issues related to vehicles sold. The provision includes management’s estimate of the expected cost to fulfill the obligations over the contractual warranty or campaign period. Such estimate is developed using assumptions related to expected costs to be incurred based on the group’s historical claims or costs experience, including the costs of parts and services. As at December 31, 2022 the warranty and recall campaigns provision amounts to Euro 126 million.

Future costs for warranty and recall campaigns provision are subject to numerous uncertainties, including the number of vehicles affected by warranty actions or recall campaigns and the nature of the corrective action that may result in reassessment of the established provision. The costs related to this provision are recognized within cost of sales.

Auditing the warranty and recall campaign provision was complex in consideration of the judgment required to develop assumptions around future costs to be incurred for warranty and recall campaigns, especially for newly launched models or vehicles, and the complexity of the calculation involved. As part of our risk assessment, we considered the risk of management override of controls.
How We Addressed the Matter in Our Audit	The procedures performed to address the matter in our audit included, among others, obtaining an understanding of the warranty and recall campaign provisioning process, and evaluating the group’s accounting policy thereon. We evaluated the design and tested the operating effectiveness of internal controls relevant to this area, specifically related to management’s assumptions developed to estimate future costs to be incurred. We evaluated the methodology and assumptions used by management in estimating future costs for warranty programs and recall campaigns, and assessed any changes, or the lack thereof, from the prior year. We tested the completeness and accuracy of the data included in management’s calculations and the journal entries recorded by management.

We further completed analytical procedures over the accrued provision and retrospective analyses comparing the provisions recorded by the Company against actual spending for warranty and recall service costs to evaluate the cost assumptions used by management. Lastly, we evaluated the adequacy of the warranty and recall campaign disclosures included in the notes to the consolidated financial statements, including the disclosure of related significant judgements made by management.

/s/ EY S.p.A.

We have served as the Company’s auditor since 2015.

Milan, Italy

February 24, 2023

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
	Note	2022	2021	2020
		(€ thousand)
Net revenues	4	5,095,254	4,270,894	3,459,790
Cost of sales	5	2,648,953	2,080,613	1,686,324
Selling, general and administrative costs	6	427,974	348,024	336,126
Research and development costs	7	775,572	768,104	707,385
Other expenses/(income), net	8	21,548	5,561	18,475
Result from investments		6,175	6,896	4,647
EBIT		1,227,382	1,075,488	716,127
Net financial expenses	9	49,616	33,257	49,092
Profit before taxes		1,177,766	1,042,231	667,035
Income tax expense	10	238,472	209,095	58,155
Net profit		939,294	833,136	608,880
Net profit attributable to:
Owners of the parent		932,614	830,767	607,817
Non-controlling interests	3	6,680	2,369	1,063

Basic earnings per common share (in €)	12	5.11	4.50	3.29
Diluted earnings per common share (in €)	12	5.09	4.50	3.28

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
	Note	2022	2021	2020
		(€ thousand)
Net profit		939,294	833,136	608,880
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	20	1,605	(463)	34
Related tax impact	20	(376)	110	1
Total items that will not be reclassified to the consolidated income statement in subsequent periods		1,229	(353)	35
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	92,898	(64,130)	40,109
Exchange differences on translating foreign operations	20	9,798	14,229	(11,731)
Related tax impact	20	(24,626)	17,960	(11,291)
Total items that may be reclassified to the consolidated income statement in subsequent periods		78,070	(31,941)	17,087
Total other comprehensive income/(loss), net of tax		79,299	(32,294)	17,122
Total comprehensive income		1,018,593	800,842	626,002
Total comprehensive income attributable to:
Owners of the parent		1,012,215	797,988	625,053
Non-controlling interests		6,378	2,854	949

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2022 and 2021

		At December 31,
	Note	2022	2021
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	1,307,388	1,138,173
Property, plant and equipment	15	1,457,825	1,353,165
Investments and other financial assets	16	59,534	54,509
Deferred tax assets	10	203,382	168,757
Total non-current assets		3,813,311	3,499,786
Inventories	17	674,662	540,575
Trade receivables	18	232,414	185,000
Receivables from financing activities	18	1,399,997	1,143,968
Current tax receivables	18	16,054	14,306
Other current assets	18	153,183	122,224
Current financial assets	19	87,301	13,500
Cash and cash equivalents		1,388,901	1,344,146
Total current assets		3,952,512	3,363,719
Total assets		7,765,823	6,863,505

Equity and liabilities
Equity attributable to owners of the parent		2,592,857	2,205,898
Non-controlling interests	3	9,630	5,518
Total equity	20	2,602,487	2,211,416
Employee benefits	22	110,807	101,200
Provisions	23	180,694	150,868
Deferred tax liabilities	10	126,507	95,973
Debt	24	2,811,779	2,630,011
Other liabilities	25	952,025	726,775
Other financial liabilities	19	19,993	36,520
Trade payables	26	902,968	797,832
Current tax payables		58,563	112,910
Total equity and liabilities		7,765,823	6,863,505

The accompanying notes are an integral part of the Consolidated Financial Statements.

                        Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
	Note	2022	2021	2020
		(€ thousand)
Cash and cash equivalents at the beginning of the year		1,344,146	1,362,406	897,946

Cash flows from operating activities:
Profit before taxes		1,177,766	1,042,231	667,035
Amortization and depreciation		546,225	455,989	426,637
Provision accruals		72,331	30,284	25,805
Result from investments		(6,175)	(6,896)	(4,647)
Net finance costs		49,616	33,257	49,092
Other non-cash expenses, net	32	46,653	23,941	39,073
Change in inventories		(153,890)	(81,309)	(67,797)
Change in trade receivables		(48,400)	1,771	44,477
Change in trade payables		103,981	72,568	8,594
Change in receivables from financing activities		(187,890)	(122,746)	(69,376)
Change in other operating assets and liabilities		140,008	(29,840)	(137,313)
Finance income received		5,158	1,679	2,109
Finance costs paid		(37,351)	(29,202)	(54,427)
Income tax paid		(304,692)	(109,001)	(91,051)
Total cash flows from operating activities		1,403,340	1,282,726	838,211

Cash flows used in investing activities:
Investments in property, plant and equipment		(347,725)	(352,316)	(357,018)
Investments in intangible assets		(456,894)	(384,827)	(351,978)
Investments in joint ventures		(1,367)	—	—
Proceeds from the sale of property, plant and equipment and intangible assets		578	4,405	969
Total cash flows used in investing activities		(805,408)	(732,738)	(708,027)

Cash flows (used in)/from financing activities:
Proceeds from securitizations, net of repayments		146,100	71,444	44,126
Net change in other debt		11,241	(8,037)	18,081
Repayment of lease liabilities		(16,500)	(21,605)	(20,035)
Net change in borrowings to banks and other financial institutions		(46,091)	121,385	(1,740)
Repayment of bonds and notes		—	(500,000)	—
Proceeds from bonds and notes		—	149,495	640,073
Dividends paid to owners of the parent		(249,522)	(160,101)	(208,100)
Dividends paid to non-controlling interests		(2,266)	(1,354)	(2,929)
Share repurchases		(396,522)	(230,899)	(129,793)
Total cash flows (used in)/from financing activities		(553,560)	(579,672)	339,683

Translation exchange differences		383	11,424	(5,407)

Total change in cash and cash equivalents		44,755	(18,260)	464,460
Cash and cash equivalents at the end of the year	32	1,388,901	1,344,146	1,362,406

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2022, 2021 and 2020

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At January 1, 2020	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	607,817	—	—	—	607,817	1,063	608,880
Other comprehensive income/(loss)	—	—	28,818	(11,617)	35	17,236	(114)	17,122
Dividends to owners of the parent	—	(208,765)	—	—	—	(208,765)	—	(208,765)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,929)	(2,929)
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
Share-based compensation	—	17,401	—	—	—	17,401	—	17,401
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	830,767	—	—	—	830,767	2,369	833,136
Other comprehensive income/(loss)	—	—	(46,170)	13,744	(353)	(32,779)	485	(32,294)
Dividends to owners of the parent	—	(160,272)	—	—	—	(160,272)	—	(160,272)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,354)	(1,354)
Share repurchases	—	(230,899)	—	—	—	(230,899)	—	(230,899)
Share-based compensation	—	13,895	—	—	—	13,895	—	13,895
Other movements	—	(418)	—	—	418	—	—	—
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	932,614	—	—	—	932,614	6,680	939,294
Other comprehensive income/(loss)	—	—	68,272	10,100	1,229	79,601	(302)	79,299
Dividends to owners of the parent	—	(249,522)	—	—	—	(249,522)	—	(249,522)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,266)	(2,266)
Share repurchases	—	(396,522)	—	—	—	(396,522)	—	(396,522)
Share-based compensation	—	20,860	—	—	—	20,860	—	20,860
Other movements	—	(112)	(33)	—	73	(72)	—	(72)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
___________________________________
(1)    See Note 20 “Equity” for additional details.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PREPARATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 177 authorized dealers operating 196 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned directly operated stores and 2 franchised stores (as of December 31, 2022), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Team. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of Ferrari N.V. were authorized for issuance by the Board of Directors on February 24, 2023.

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

The consolidated financial statements are prepared on a going concern basis and applying the historical cost method, modified as required by IFRS for the measurement of certain financial instruments, which are generally measured at fair value.

The Group’s presentation currency is the Euro, which is also the functional currency of the Company, and unless otherwise stated amounts are presented in thousands of Euro.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EBIT is one of the primary measures used by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) to assess performance and allocate resources.

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

New standards and amendments effective from January 1, 2022

The following new standards and amendments effective from January 1, 2022 were adopted by the Group for the preparation of these Consolidated Financial Statements.

In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets,
which specify which costs a company includes when assessing whether a contract will be loss-making. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2023 or subsequent years are listed below:

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

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

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

In December 2021 the IASB issued an amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of this amendment.

In September 2022 the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2022		2021		2020
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.0530	1.0666	1.1827	1.1326	1.1422	1.2271
Pound Sterling	0.8528	0.8869	0.8596	0.8403	0.8897	0.8990
Swiss Franc	1.0047	0.9847	1.0811	1.0331	1.0705	1.0802
Japanese Yen	138.0274	140.6600	129.8767	130.3800	121.8458	126.4900
Chinese Yuan	7.0788	7.3582	7.6282	7.1947	7.8747	8.0225
Australian Dollar	1.5167	1.5693	1.5749	1.5615	1.6549	1.5896
Canadian Dollar	1.3695	1.4440	1.4826	1.4393	1.5300	1.5633
Singapore Dollar	1.4512	1.4300	1.5891	1.5279	1.5742	1.6218
Hong Kong Dollar	8.2451	8.3163	9.1932	8.8333	8.8587	9.5142
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

The Group incurs significant research and development costs also for its Formula 1 racing activities. These costs are considered fundamental to the development of the road and track car models and prototypes. Technological developments and changes in the regulations of the Formula 1 World Championship generally require the Group to design, develop and construct a new racing car to be used for one year only. The costs incurred for the design, development and construction of a

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

new racing car are generally expensed as incurred unless the technology will be used for more than one year and the costs meet the capitalization criteria in IAS 38.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

See “—Use of estimates” below for further details.

Deferred income

Deferred income relates to amounts received by the Group under various agreements, which are reliant on the future performance of a service or other act of the Group. Deferred income is recognized as net revenues when the Group has fulfilled its obligations under the terms of the various agreements.

Range models (models belonging to the Ferrari product portfolio, excluding Special Series, Icona, limited edition supercars and one-off models) are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

maintenance program are not recognized as income immediately, but are deferred over the maintenance program term. The amount of the deferred income related to this program is based on the estimated fair value of the service to be provided.

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

Cars, spare parts and engines

The sales of cars, spare parts and engines have multiple performance obligations that include products, services, or a combination of products and services as contracts may include maintenance programs and extended warranties that are separately priced or not separately priced. Contracts may also include variable consideration for discounts such as sales incentives and performance based bonuses and product returns. The Group offers incentives to its third-party dealers, which are designed to promote the sale of cars and parts, as well as a variety of other performance indicators, which may be qualitative or quantitative, such as quality service, customer satisfaction and preservation of the Ferrari brand, among others. The cost of incentives is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue generally at the time of the sale or when the dealer is expected to achieve the required performance if in relation to other performance indicators different from sales. Revenues recognized are limited to the amount of consideration the Group expects to receive. The Group allocates the transaction price to the performance obligations based on the stand alone selling prices (SSP) for each obligation. When the SSP does not exist, the Group estimates the SSP based on the adjusted market approach.

Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars, spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati. Revenues relating to the maintenance program are recognized over time based on the input method of measuring progress towards complete satisfaction of the related performance obligation, calculated as a proportion of overall revenues expected during the maintenance period equal to the ratio of costs incurred in the reporting period compared to the overall costs to be incurred during the maintenance period. Revenues relating to the extended warranties are recognized on a straight-line basis over the

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

extended warranty period. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.

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

Other expenses and other income

Other expenses consist of miscellaneous costs which cannot be allocated to specific functional areas, such as indirect taxes, accruals for provisions not attributable to cost of sales or selling, general and administrative costs, and other miscellaneous expenses, including marketing expenses incurred on behalf of our third-party dealers.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Italian Regional Income Tax (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2022, 2021 and 2020.

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

For the period covered by these Consolidated Financial Statements, the Group did not recognize any impairment charges for goodwill.

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

For the period covered by these Consolidated Financial Statements, the Group did not recognize any impairment charges for non-current assets with definite useful lives.

Maintenance programs and extended warranties

The Group’s new cars are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance programs are not recognized as income immediately, but are recognized over the maintenance program term based on the input method of measuring progress towards complete satisfaction of the related performance obligation, calculated as a proportion of overall revenues expected during the maintenance period equal to the ratio of costs incurred in the reporting period compared to the overall costs to be incurred during the maintenance period. The amount of the deferred income related to this program is based on the estimated fair value of the service to be provided. The Group also offers various extended warranty programs to customers that provide additional coverage beyond the warranty period required by applicable law or included with all new car sales. Revenues relating to the extended warranties are recognized on a straight-line basis over the extended warranty period. Management has exercised judgment in determining performance obligations, variable consideration, allocation of the transaction price and the timing of revenue recognition in relation to its maintenance programs and extended warranties.

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

Litigation and contingent liabilities

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

Climate-related matters

Global climate change is resulting, and is expected to continue to result, in natural disasters and extreme weather occurring more frequently or with greater intensity, including droughts, wildfires, storms, rising sea-levels, flooding, heat waves and cold waves. Such extreme events are driving changes in market dynamics, stakeholder expectations, local, national and international climate change policies and regulations.

The global automotive industry in particular is currently experiencing significant developments due to an increased focus on climate change and evolving regulatory requirements and technological changes relating to fuel efficiency, electrification and greenhouse gas emissions, among others, which are also impacting the luxury performance sports car market in which the Group operates.

As these regulatory developments and technological changes continue to evolve, the Group’s strategies, operations and business plans may change and the recoverability of the Group’s assets could be impacted, including the recoverability of goodwill, capitalized development costs and property, plant and equipment.

Goodwill

The Group’s goodwill amounted to €785,182 thousand at December 31, 2022 and December 31, 2021. As required by IFRS, an annual impairment test was performed for goodwill and the recoverable amount of goodwill was significantly higher than its carrying amount for the years ended December 31, 2022, 2021 and 2020. Furthermore, the exclusivity of the Group’s business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions. For additional information relating to the goodwill test performed, including the estimates, judgments and assumptions applied by management, see “–Use of estimates–Recoverability of goodwill” and Note 13 “Goodwill”.
Non-current assets with definite useful lives

The Group’s non-current assets (excluding goodwill) primarily include intangible assets, which primarily relate to development costs, and property, plant and equipment. At December 31, 2022 and December 31, 2021, the Group’s intangible assets amounted to €1,307,388 thousand and €1,138,173 thousand, respectively (of which €1,264,467 thousand and €1,107,141 thousand related to development costs), and the Group’s property, plant and equipment amounted to €1,457,825 thousand and €1,353,165 thousand, respectively. The Group makes significant investments for the development of its existing and future product portfolio, and capitalized development costs of €416,368 thousand and €363,139 thousand for the years ended December 31, 2022 and 2021, respectively. These costs were capitalized in accordance with IAS 38 - Intangible Assets as: (i) they can be measured reliably and (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits, based primarily on information in the Group’s business plans. For the years ended December 31, 2022, 2021 and 2020, no impairment indicators were identified, including as a result of climate-related matters, and the Group did not recognize any impairment charges for non-current assets with definite useful lives. For additional information see “–Use of estimates–Recoverability of non-current assets with definite useful lives”.

Provisions

The Group sells its cars around the world and is subject to a variety of laws and regulations relating to the environment, and in particular, to the emissions of its cars. The group’s cars, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). The Group is currently benefiting from certain regulatory exemptions because it qualifies as a small vehicle manufacturer or similar designation in certain jurisdictions where it sells cars. These exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements. The Group recognized provisions for environmental risks based on management’s best estimates of the future cash outflows that will be required to settle the Group’s related obligations. For additional information see Note 23 “Provisions”.

For information relating to the ESG target performance indicator linked to the environment introduced under the Group’s Equity Incentive Plan 2022-2024, see Note 21 “Share-Based Compensation”.

3. SCOPE OF CONSOLIDATION

Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2022 and 2021 was as follows:

			At December 31, 2022		At December 31, 2021
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%
New Business 33 S.p.A. (1)	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A. in liquidation	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%	100%	—%
410 Park Display, Inc. (3)	USA	Retail	100%	—%	100%	—%
_____________________________
(1)    New Business 33 S.p.A. was consolidated by the Group starting in 2022, which is when it started operational activities.
(2)    Shareholding held by Ferrari Financial Services Inc.
(3)    Shareholding held by Ferrari North America Inc.

Non-controlling interests

The non-controlling interests at December 31, 2022 and 2021 and the net profit attributable to non-controlling interests for the years ended December 31, 2022, 2021 and 2020 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2022	2021
	(€ thousand)
Equity attributable to non-controlling interests	9,630	5,518

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Net profit attributable to non-controlling interests	6,680	2,369	1,063
    The non-controlling interests in FICTS are not considered to be significant to the Group for the periods presented in these Consolidated Financial Statements.

Restrictions

The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or through a payment of dividends or capital distributions. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2022 amounted to €96,726 thousand (€89,611 thousand at December 31, 2021).

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €44,085 thousand at December 31, 2022 (€47,742 thousand at December 31, 2021).

4. NET REVENUES

Net revenues are as follows:

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Cars and spare parts	4,341,482	3,573,119	2,835,170
Sponsorship, commercial and brand	478,499	430,579	390,002
Engines	155,342	189,432	150,655
Other	119,931	77,764	83,963
Total net revenues	5,095,254	4,270,894	3,459,790

Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.

Interest and other financial income from financial services activities included within net revenues in 2022, 2021 and 2020 amounted to €69,389 thousand, €55,043 thousand and €65,878 thousand, respectively.

5. COST OF SALES

Cost of sales in 2022, 2021 and 2020 amounted to €2,648,953 thousand, €2,080,613 thousand and €1,686,324 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts and, to a lesser extent, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.

Interest and other financial expenses from financial services activities included within cost of sales in 2022, 2021 and 2020 amounted to €27,145 thousand, €16,639 thousand and €36,628 thousand, respectively.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling costs in 2022, 2021 and 2020 amounted to €226,988 thousand, €168,466 thousand and €171,900 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs in 2022, 2021 and 2020 amounted to €200,986 thousand, €179,558 thousand and €164,226 thousand, respectively, consisting mainly of administrative and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

7. RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are as follows:

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Research and development costs expensed during the year	517,842	573,632	526,831
Amortization of capitalized development costs	257,730	194,472	180,554
Total research and development costs	775,572	768,104	707,385

Research and development costs expensed during the period primarily relate to development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies, as well as research and development activities for Formula 1 racing. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to innovation and advanced technologies, including hybrid and electric.

Research and development costs for the year ended December 31, 2021 and, to a lesser extent, for the year December 31, 2022 are recognized net of technology-related government incentives.

8. OTHER EXPENSES/(INCOME), NET

Other expenses, net are as follows:

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Other expenses	33,994	13,666	25,067
Other income	(12,446)	(8,105)	(6,592)
Other expenses, net	21,548	5,561	18,475
Other expenses primarily include indirect taxes, provisions and other miscellaneous expenses. Other income primarily includes rental income, gains on the disposal of property plant and equipment and other miscellaneous income. Other expenses, net in 2021 include releases of provisions relating to legal disputes following developments favorable to Ferrari.

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

	For the years ended December 31,
	2022	2021	2020
Financial income:	(€ thousand)
Interest income from bank deposits	2,414	399	610
Other interest income and financial income	2,166	4,741	517
Interest income and other financial income	4,580	5,140	1,127
Finance income from financial services activities	69,389	55,043	65,878
Total financial income	73,969	60,183	67,005

Total financial income relating to:
Industrial activities (A)	4,580	5,140	1,127
Financial services activities (reported in net revenues)	69,389	55,043	65,878

Financial expenses:
Capitalized borrowing costs	1,914	1,874	2,591
Other interest and financial expenses	(2,778)	(3,315)	(3,258)
Interest expenses and other financial expenses	(864)	(1,441)	(667)
Interest expenses from banks and other financial institutions	(25,503)	(11,310)	(14,330)
Interest and other finance costs on bonds and notes	(23,679)	(22,947)	(20,116)
Write-downs of financial receivables	(594)	(1,467)	(9,502)
Other financial expenses	(2,008)	(5,991)	(14,580)
Total financial expenses	(52,648)	(43,156)	(59,195)
Net expenses from derivative financial instruments and foreign currency exchange rate differences	(28,693)	(11,880)	(27,652)
Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences	(81,341)	(55,036)	(86,847)

Total financial expenses and net expenses from derivative financial instruments and foreign currency exchange rate differences relating to:
Industrial activities (B)	(54,196)	(38,397)	(50,219)
Financial services activities (reported in cost of sales)	(27,145)	(16,639)	(36,628)

Net financial expenses relating to industrial activities (A+B)	(49,616)	(33,257)	(49,092)

10. INCOME TAXES

    Income tax expense is as follows:

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Current tax expense	269,924	218,540	120,115
Deferred tax benefit	(30,178)	(12,001)	(62,474)
Taxes relating to prior years	(1,274)	2,556	514
Total income tax expense	238,472	209,095	58,155

The Italian Group’s entities participate in a group Italian tax consolidation under Ferrari N.V.

Income tax expense amounted to €238,472 thousand, €209,095 thousand and €58,155 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

Income taxes for the years ended December 31, 2022, 2021 and 2020 benefited from the application of the Patent Box tax regime, which provides tax benefits for companies that generate income through the use of intangible assets. Starting in 2020 the Group has applied the Patent Box tax regime for the period from 2020 to 2024, in line with the tax regulations applicable in Italy, and determined the income eligible for the Patent Box regime with recognition of the Patent Box tax benefit in three equal annual installments.

The Law Decree (Decree) n. 146 enacted by the Italian authorities, effective from October 22, 2021 and as amended by the 2022 Italian budget law, replaces the previous Patent Box tax regime with a new one that provides a 110% “super tax deduction” for certain costs related to eligible intangible assets. The Decree provides for a specific transitional procedure between the two regimes.

In the fourth quarter of 2020, Ferrari benefited from the measures introduced in Italy by art. 110 of the Law Decree n. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which reopened the voluntary step up of tangible and intangible assets, with the application of a substitute tax at a rate of 3 percent. In particular, Ferrari S.p.A. benefited from the one-time partial step-up of its trademark for tax purposes. The deferred tax asset will be utilized over a 50-year period (following the introduction of the 2022 Italian budget law (Law 234/2021) which provides for an extension from 18 years to 50 years of the amortization period for tax purposes for any trademarks and goodwill that benefited from the step-up regime) and the substitute tax will be paid in three equal annual installments starting in 2021.

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Theoretical income tax expense	282,664	250,136	160,088
Tax effect on:
Permanent and other differences	(85,736)	(79,267)	(129,016)
Italian Regional Income Tax (IRAP)	39,446	32,422	22,662
Effect of changes in tax rates and tax regulations	553	633	800
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	1,945	2,077	1,734
Taxes relating to prior years	(1,274)	2,556	514
Withholding tax on earnings	875	539	1,373
Income tax expense	238,472	209,095	58,155

Effective tax rate	20.2%	20.1%	8.7%

The effective tax rate was 20.2 percent, 20.1 percent and 8.7 percent for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in the effective tax rate from 8.7 percent in 2020 to 20.1 percent in 2021 was primarily attributable to the tax benefits from the measures introduced in Italy by art. 110 of the Law Decree No. 104/2020, converted in the Law n. 126/2020, enacting “Urgent measures to support and relaunch the economy”, which allowed Ferrari a one-time partial step-up of its trademark for tax purposes resulting in a net tax benefit of €74,700 thousand in 2020 (as further described above) and to a lesser extent, the effects of deductions for eligible research and development costs. The net benefit from the step up is included within “permanent and other differences” for 2020 in the tax rate reconciliation above. The Patent Box benefit relating to 2022, 2021 and 2020 is included within “permanent and other differences” in the tax rate reconciliation above.

The Italian Regional Income Tax (“IRAP”) is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2022, 2021 and 2020.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, is as follows:

	At December 31,
	2022	2021
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	107,252	94,808
To be recovered within 12 months	96,130	73,949
	203,382	168,757
Deferred tax liabilities:
To be realized after 12 months	(86,160)	(78,496)
To be realized within 12 months	(40,347)	(17,477)
	(126,507)	(95,973)
Net deferred tax assets/(liabilities)	76,875	72,784

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2021	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2022
	(€ thousand)
Deferred tax assets arising on:
Provisions	103,981	16,556	—	(258)	120,279
Deferred income	51,635	—	—	—	51,635
Employee benefits	3,041	—	(376)	—	2,665
Foreign currency exchange rate differences	610	2,830	—	(1)	3,439
Cash flow hedge reserve	8,455	—	(8,455)	—	—
Inventory obsolescence	69,107	31,648	—	80	100,835
Allowances for doubtful accounts	5,178	50	—	(5)	5,223
Depreciation	17,555	(15)	—	(7)	17,533
Trademark step-up	84,537	837	—	—	85,374
Patent box	65,693	12,688	—	—	78,381
Other	14,328	575	—	(59)	14,844
Total deferred tax assets	424,120	65,169	(8,831)	(250)	480,208
Deferred tax liabilities arising on:
Depreciation	(6,781)	2,076	—	(352)	(5,057)
Capitalization of development costs	(311,438)	(44,134)	—	(2)	(355,574)
Employee benefits	(1,053)	(457)	—	—	(1,510)
Foreign currency exchange rate differences	(526)	(634)	—	—	(1,160)
Cash flow hedge reserve	—	—	(16,171)	—	(16,171)
Tax on undistributed earnings	(17,404)	6,826	—	—	(10,578)
Other	(14,134)	1,332	—	(481)	(13,283)
Total deferred tax liabilities	(351,336)	(34,991)	(16,171)	(835)	(403,333)
Total net deferred tax assets/(liabilities)	72,784	30,178	(25,002)	(1,085)	76,875

	At December 31, 2020	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2021
	(€ thousand)
Deferred tax assets arising on:
Provisions	90,663	12,712	—	606	103,981
Deferred income	52,241	(606)	—	—	51,635
Employee benefits	2,931	—	110	—	3,041
Foreign currency exchange rate differences	516	95	—	(1)	610
Cash flow hedge reserve	—	—	8,455	—	8,455
Inventory obsolescence	61,726	7,131	—	250	69,107
Allowances for doubtful accounts	5,643	(474)	—	9	5,178
Depreciation	17,551	7	—	(3)	17,555
Trademark step-up	83,700	837	—	—	84,537
Patent box	27,902	37,791	—	—	65,693
Other	6,027	3,927	—	4,374	14,328
Total deferred tax assets	348,900	61,420	8,565	5,235	424,120
Deferred tax liabilities arising on:
Depreciation	(7,550)	1,217	—	(448)	(6,781)
Capitalization of development costs	(264,087)	(47,349)	—	(2)	(311,438)
Employee benefits	(844)	(209)	—	—	(1,053)
Foreign currency exchange rate differences	(559)	33	—	—	(526)
Cash flow hedge reserve	(9,505)	—	9,505	—	—
Tax on undistributed earnings	(15,861)	(1,543)	—	—	(17,404)
Other	(11,747)	(1,568)	—	(819)	(14,134)
Total deferred tax liabilities	(310,153)	(49,419)	9,505	(1,269)	(351,336)
Total net deferred tax assets/(liabilities)	38,747	12,001	18,070	3,966	72,784
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. At December 31, 2022, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €268,923 thousand (€186,806 thousand at December 31, 2021).

11. OTHER INFORMATION BY NATURE

Personnel costs in 2022, 2021 and 2020 amounted to €527,316 thousand, €483,747 thousand and €389,927 thousand, respectively. These amounts include costs that were capitalized in connection with product development activities. In 2022, 2021 and 2020 the Group had an average number of employees of 4,691, 4,571 and 4,428, respectively.

Depreciation amounted to €259,849 thousand, €230,097 thousand and €217,952 thousand for the years ended December 31, 2022, 2021 and 2020, respectively, and amortization amounted to €286,376 thousand, €225,892 thousand and €208,685 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

12. EARNINGS PER SHARE

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2022, 2021 and 2020:

		For the years ended December 31,
		2022	2021	2020
Profit attributable to owners of the Company	€ thousand	932,614	830,767	607,817
Weighted average number of common shares for basic earnings per common share	thousand	182,836	184,446	184,806
Basic earnings per common share		€5.11	4.50	3.29
Diluted earnings per share

For the years ended December 31, 2022, 2021 and 2020, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details related to the Group’s equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2022, 2021 and 2020:

		For the years ended December 31,
		2022	2021	2020
Profit attributable to owners of the Company	€ thousand	932,614	830,767	607,817
Weighted average number of common shares for diluted earnings per common share	thousand	183,072	184,722	185,379
Diluted earnings per common share		€5.09	4.50	3.28

13. GOODWILL

At December 31, 2022 and 2021 goodwill amounted to €785,182 thousand.

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

The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:
•The expected future cash flows covering the period from 2023 through 2026 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

•The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2022 (2.0 percent in 2021 and 2020).
•The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 8.10 percent in 2022 (6.84 percent in 2021 and 6.83 percent in 2020). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration. The increase in the WACC in 2022 compared to 2021 is primarily the result of central banks raising interest rates in several regions where the Group operates, which has increased the risk free rate.
    The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

14. INTANGIBLE ASSETS

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at January 1, 2021	1,803,993	760,333	237,597	50,276	2,852,199
Additions	261,457	101,682	17,151	4,537	384,827
Reclassifications	—	—	3,200	(3,200)	—
Translation differences and other movements	—	—	(59)	7	(52)
Balance at December 31, 2021	2,065,450	862,015	257,889	51,620	3,236,974
Additions	270,329	146,039	30,566	9,960	456,894
Divestitures	(962)	(350)	—	—	(1,312)
Reclassifications	—	—	2,924	(2,924)	—
Translation differences and other movements	—	—	—	9	9
Balance at December 31, 2022	2,334,817	1,007,704	291,379	58,665	3,692,565

Accumulated amortization at January 1, 2021	1,173,914	451,938	202,347	44,710	1,872,909
Amortization	146,664	47,808	29,495	1,925	225,892
Balance at December 31, 2021	1,320,578	499,746	231,842	46,635	2,098,801
Amortization	189,546	68,184	27,153	1,493	286,376
Balance at December 31, 2022	1,510,124	567,930	258,995	48,128	2,385,177

Carrying amount at:
January 1, 2021	630,079	308,395	35,250	5,566	979,290
December 31, 2021	744,872	362,269	26,047	4,985	1,138,173
December 31, 2022	824,693	439,774	32,384	10,537	1,307,388

Additions primarily related to externally acquired and internally generated development costs to support the development of our existing and future models.

15. PROPERTY, PLANT AND EQUIPMENT

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at January 1, 2021	29,391	430,455	2,544,837	213,544	329,743	3,547,970
Additions	16,936	17,852	122,893	20,930	186,846	365,457
Divestitures	(13)	(3,412)	(46,067)	(5,586)	(135)	(55,213)
Reclassifications	3,722	40,046	144,684	2,573	(197,599)	(6,574)
Translation differences and other movements	20	1,736	376	1,633	45	3,810
Balance at December 31, 2021	50,056	486,677	2,766,723	233,094	318,900	3,855,450
Additions	8,287	10,155	154,008	26,479	167,645	366,574
Divestitures	—	(3,805)	(15,388)	(6,018)	(154)	(25,365)
Reclassifications	73,631	4,691	165,210	4,322	(247,854)	—
Translation differences and other movements	16	334	(19)	796	77	1,204
Balance at December 31, 2022	131,990	498,052	3,070,534	258,673	238,614	4,197,863

Accumulated amortization at January 1, 2021	—	184,170	1,995,479	141,691	—	2,321,340
Depreciation	—	17,875	191,247	20,975	—	230,097
Divestitures	—	(608)	(43,991)	(4,892)	—	(49,491)
Reclassification	—	(284)	(1,123)	284	—	(1,123)
Translation differences and other movements	—	692	12	758	—	1,462
Balance at December 31, 2021	—	201,845	2,141,624	158,816	—	2,502,285
Depreciation	—	19,405	216,661	23,783	—	259,849
Divestitures	—	(1,983)	(14,921)	(5,921)	—	(22,825)
Translation differences and other movements	—	109	(39)	659	—	729
Balance at December 31, 2022	—	219,376	2,343,325	177,337	—	2,740,038

Carrying amount at:
January 1, 2021	29,391	246,285	549,358	71,853	329,743	1,226,630
of which right-of use assets under IFRS 16	—	25,574	5,041	29,127	—	59,742
December 31, 2021	50,056	284,832	625,099	74,278	318,900	1,353,165
of which right-of use assets under IFRS 16	—	21,613	3,484	28,661	—	53,758
December 31, 2022	131,990	278,676	727,209	81,336	238,614	1,457,825
of which right-of use assets under IFRS 16	—	18,972	2,756	32,420	—	54,148

Additions primarily relate to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), personalization programs and engine assembly lines, as well as investments for the ongoing construction of the new e-building (primarily in 2022), which will be used for the production of battery electric vehicles (BEVs) and related batteries, and tracts of land adjacent to the facilities in Maranello as part of the Group’s expansion plans (primarily in 2021).

The following table summarizes the changes in the carrying amount of right-of-use assets for the year ended December 31, 2022 and 2021:

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at January 1, 2021	25,574	5,041	29,127	59,742
Additions	3,987	1,409	7,745	13,141
Disposals	(2,780)	—	(473)	(3,253)
Depreciation	(5,753)	(1,348)	(8,247)	(15,348)
Translation differences and other movements	585	(1,618)	509	(524)
Balance at January 1, 2022	21,613	3,484	28,661	53,758
Additions	4,854	510	13,485	18,849
Disposals	(1,495)	(6)	(93)	(1,594)
Depreciation	(5,933)	(1,223)	(9,677)	(16,833)
Translation differences and other movements	(67)	(9)	44	(32)
Balance at December 31, 2022	18,972	2,756	32,420	54,148

    Amounts recognized in the income statement in relation to leases for the year ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,
	2022	2021
	(€ thousand)
Depreciation of right-of-use assets	16,833	15,348
Interest expense on lease liabilities	1,219	868
Variable lease payments not included in the measurement of lease liabilities	822	1,622
Expenses relating to short-term leases and leases of low-value assets	3,227	3,671
Total expenses recognized	22,101	21,509
For the year ended December 31, 2022 depreciation of right-of-use assets amounted to €16,833 thousand and interest expense on lease liabilities amounted to €1,219 thousand (€15,348 thousand and €868 thousand, respectively, for the year ended December 31, 2021).

At December 31, 2022, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €200,949 thousand (€73,681 thousand at December 31, 2021). The increase in contractual commitments for the purchase of property, plant and equipment at December 31, 2022 compared to December 31, 2020 is primarily related to planned investments for the ongoing construction of the new e-building.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At December 31,
	2022	2021
	(€ thousand)
Investments accounted for using the equity method	49,087	42,927
Other securities and financial assets	10,447	11,582
Total investments and other financial assets	59,534	54,509
Investments accounted for using the equity method

Changes in the carrying amount of investments accounted for using the equity method during the period were as follows:

(€ thousand)
Balance at January 1, 2021	34,663
Additions	1,285
Proportionate share of net profit for the year ended December 31, 2021	6,896
Proportionate share of remeasurement of defined benefit plans	83
Balance at December 31, 2021	42,927
Proportionate share of net profit for the year ended December 31, 2022	6,175
Proportionate share of remeasurement of defined benefit plans	(15)
Balance at December 31, 2022	49,087
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland, and, to a lesser extent, to FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is in the startup phase.

Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2022 and 2021 is presented below:

	At December 31,
	2022	2021
	(€ thousand)
Assets
Non-current assets	3,685	4,037
Receivables from financing activities	1,037,350	908,362
Other current assets	2,637	5,096
Cash and cash equivalents	19,123	14,046
Total assets	1,062,795	931,541

Equity and liabilities
Equity	94,914	81,156
Debt	868,652	763,563
Other liabilities	99,229	86,822
Total equity and liabilities	1,062,795	931,541

	For the year ended December 31,
	2022	2021	2020
	(€ thousand)
Net revenues	52,100	46,103	37,764
Cost of sales	22,943	16,971	14,864
Selling, general and administrative costs	8,923	8,565	8,494
Other expenses/(income), net	1,116	2,730	1,213
Profit before taxes	19,118	17,837	13,193
Income tax expense	5,336	4,045	3,898
Net profit	13,782	13,792	9,295
Other securities and financial assets

Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €9,954 thousand at December 31, 2022 (€10,559 thousand at December 31, 2021).

17. INVENTORIES

	At December 31,
	2022	2021
	(€ thousand)
Raw materials	142,430	99,382
Semi-finished goods	145,459	121,201
Finished goods	386,773	319,992
Total inventories	674,662	540,575

The increase in inventories is mainly due to higher car volumes and the start of production of new models.

The amount of inventory write-downs recognized as an expense within cost of sales during 2022 was €18,021 thousand (€9,392 thousand in 2021 and €21,155 thousand in 2020).

Changes in the provision for slow moving and obsolete inventories were as follows:

	2022	2021
	(€ thousand)
At January 1,	102,098	96,707
Provision	18,021	9,392
Use and other changes	(9,156)	(4,001)
At December 31,	110,963	102,098

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At December 31,
	2022	2021
	(€ thousand)
Trade receivables	232,414	185,000
Receivables from financing activities	1,399,997	1,143,968
Current tax receivables	16,054	14,306
Other current assets	153,183	122,224
Total	1,801,648	1,465,498

Trade receivables

The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2022	2021
	(€ thousand)
Trade receivables due from:
Dealers	85,696	58,446
Sponsorship and commercial activities	42,981	29,666
Brand activities	24,213	23,902
Stellantis Group companies	19,184	23,737
Other	60,340	49,249
Total	232,414	185,000
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 30 to 40 days from the date of invoice. The increase in trade receivables is mainly driven by higher volumes of cars produced during the period.

Trade receivables due from Stellantis Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A., which is controlled by the Stellantis Group. For additional information, see Note 28 “Related Party Transactions”.

Trade receivables due from sponsorship and commercial activities mainly relate to the Group’s participation in the Formula 1 World Championship. Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities. The Group is not exposed to significant concentration of third party credit risk.

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2022	2021
	(€ thousand)
Trade receivables denominated in:
Euro	95,894	78,286
U.S. Dollar	108,369	84,590
Pound Sterling	8,178	3,908
Chinese Yuan	3,203	2,478
Japanese Yen	6,832	11,348
Other currencies	9,938	4,390
Total	232,414	185,000

Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience, adjusted for forward-looking factors specific to the receivables and the economic environment. Additional provisions to the allowance for doubtful accounts are recorded within selling, general and administrative costs in the consolidated income statement.

Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2022	2021
	(€ thousand)
At January 1,	25,984	28,312
Additional provisions	3,844	2,094
Utilizations	(1,579)	(1,835)
Releases	(2,522)	(2,741)
Other changes	73	154
At December 31,	25,800	25,984
Receivables from financing activities

Receivables from financing activities are as follows:

	At December 31,
	2022	2021
	(€ thousand)
Client financing	1,390,956	1,132,979
Dealer financing	9,041	10,989
Total receivables from financing activities	1,399,997	1,143,968
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

Additional provisions to the allowance for doubtful accounts are recorded within cost of sales in the consolidated income statement.

Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2022	2021
	(€ thousand)
At January 1,	11,204	13,195
Additional provisions	3,064	2,737
Utilizations	(2,587)	(4,507)
Releases	(2,470)	(1,270)
Other changes	739	1,049
At December 31,	9,950	11,204

Client financing

Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisitions. During 2022 the average contractual duration at inception of such contracts was approximately 67 months (66 months in 2021) and the weighted average interest rate was approximately 6.3 percent (approximately 5.2 percent in 2021). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.

Client financing relates entirely to financial services activities in the United States and is denominated in U.S. Dollars.

Dealer financing

In 2022, the Group discontinued dealer financing with the exception of one existing long-term loan bearing a rate of interest based on LIBOR plus a variable spread based on dealer’s performance.

Other current assets

Other current assets are detailed as follows:

	At December 31,
	2022	2021
	(€ thousand)
Italian and foreign VAT credits	79,858	61,278
Prepayments	42,908	36,084
Other	30,417	24,862
Total other current assets	153,183	122,224
    Other includes security deposits, amounts due from personnel and other receivables.

At December 31, 2022, the Group had provided guarantees through third parties amounting to €224,630 thousand (€226,878 thousand at December 31, 2021), principally to (i) banks for a U.S. Dollar denominated credit facility of FFS Inc., (ii) tax authorities for VAT reimbursements according to Italian legislation and (iii) customs authorities for duties on import and export activities.

The analysis of receivables and other current assets by due date (excluding prepayments) is as follows:

	At December 31, 2022
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	186,757	—	—	45,657	232,414
Receivables from financing activities	208,407	1,060,819	67,992	62,779	1,399,997
Client financing	207,186	1,052,999	67,992	62,779	1,390,956
Dealer financing	1,221	7,821	—	—	9,041
Current tax receivables	16,054	—	—	—	16,054
Other current assets (excluding prepayments)	110,276	—	—	—	110,276
Total	521,494	1,060,819	67,992	108,436	1,758,741

	At December 31, 2021
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	137,694	70	—	47,237	185,000
Receivables from financing activities	197,207	820,363	73,665	52,733	1,143,968
Client financing	196,018	810,563	73,665	52,733	1,132,979
Dealer financing	1,189	9,800	—	—	10,989
Current tax receivables	14,306	—	—	—	14,306
Other current assets (excluding prepayments)	84,417	998	155	570	86,140
Total	433,624	821,431	73,820	100,540	1,429,414

Overdue amounts represent receivables and other current assets where payments are past their due date.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At December 31,
	2022	2021
	(€ thousand)
Financial derivatives	80,233	11,565
Other financial assets	7,068	1,935
Current financial assets	87,301	13,500
Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives and interest rate caps.

The following table sets forth a breakdown of derivative assets and liabilities at December 31, 2022 and 2021.

	At December 31,
	2022		2021
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign currency derivatives	41,270	(16,976)	4,437	(34,973)
Commodities	5	(772)	182	(1,162)
Interest rate caps	36,771	—	6,053	—
Total cash flow hedges	78,046	(17,748)	10,672	(36,135)
Other foreign currency derivatives	2,187	(2,245)	893	(385)
Total	80,233	(19,993)	11,565	(36,520)

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

The following tables provide an analysis of outstanding derivative financial instruments by foreign currency based on their fair value and notional amounts:

	At December 31, 2022		At December 31, 2021
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	49,466	2,385,494	(17,588)	1,773,022
Pound Sterling	2,811	121,881	(2,343)	154,353
Japanese Yen	2,711	275,700	116	282,482
Swiss Franc	(991)	108,459	(2,754)	76,953
Chinese Yuan	2,702	176,062	(1,125)	91,248
Other(1)	3,541	131,319	(1,261)	108,822
Total amount	60,240	3,198,915	(24,955)	2,486,880
______________________________
(1)    Other mainly includes the Australian Dollar, the Canadian Dollar and the Hong Kong Dollar.
At December 31, 2022 and 2021, substantially all derivative financial instruments had a maturity of twelve months or less.
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

The Group reclassified gains and losses, net of the related tax effects, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Net revenues/(costs)	(75,749)	7,275	19,557
Income tax (expense)/benefit	21,134	(2,030)	(5,456)
Total recognized in the consolidated income statement	(54,615)	5,245	14,101

The ineffectiveness of cash flow hedges was not material for the years 2022, 2021 and 2020.

20. EQUITY

Share capital

At December 31, 2022 and 2021 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At December 31, 2022, the Company had 11,970,001 common shares and 5,199 special voting shares held in treasury, while at December 31, 2021, the Company had 10,080,103 common shares and 4,190 special voting shares. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase programs, partially offset by shares assigned under the Group’s equity incentive plans. At December 31, 2022 and 2021 the Company held in treasury 4.65 percent and 3.92 percent of the total issued share capital of the Company, respectively.(1)
______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the years ended December 31, 2022 and 2021:

	Common Shares	Special Voting Shares	Total
Outstanding shares at December 31, 2020	184,747,890	63,346,922	248,094,812
Common shares repurchased under share repurchase program(1)	(1,167,592)	—	(1,167,592)
Common shares assigned under equity incentive plans(2)	263,098	—	263,098
Other changes(3)	—	(2,000)	(2,000)
Outstanding shares at December 31, 2021	183,843,396	63,344,922	247,188,318
Common shares repurchased under share repurchase program(4)	(1,966,816)	—	(1,966,816)
Common shares assigned under equity incentive plans(5)	76,918	—	76,918
Other changes(3)	—	(1,009)	(1,009)
Outstanding shares at December 31, 2022	181,953,498	63,343,913	245,297,411
_______________________________________.
(1)Includes shares repurchased under the share repurchase program between January 1, 2021 and December 31, 2021 based on the transaction trade date, for a total consideration of €231,024 thousand, including transaction costs.
(2)On March 16, 2021, 356,571 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2021, the Company purchased 93,473 common shares, for a total consideration of €15,432 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (Sell to Cover) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(3)Relates to the deregistration of certain special voting shares under the Company’s special voting shares term and conditions.
(4)Includes shares repurchased under the share repurchase program between January 1, 2022 and December 31, 2022 based on the transaction trade date, for a total consideration of €384,869 thousand, including transaction costs.
(5)On March 16, 2022, 122,125 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 56,517 common shares, for a total consideration of €10,365 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On May 25, 2022, 6,643 common shares, which were previously held in treasury, were assigned to certain employees. On the same day, the Company purchased 3,185 common shares, for a total consideration of €562 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On December 2, 2022, 11,218 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans. On the same day, the Company purchased, 3,366 common shares, for a total consideration of €726 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.

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

Retained earnings and other reserves

Retained earnings and other reserves includes:

•a share premium reserve of €5,768,544 thousand at December 31, 2022 (€5,768,544 thousand at December 31, 2021).
•a legal reserve of 19 at December 31, 2022 and €93 thousand at December 31, 2021, determined in accordance with Dutch law.
•a treasury reserve of €1,244,045 thousand at December 31, 2022 and €847,525 thousand at December 31, 2021.
•a share-based compensation reserve of €28,574 thousand at December 31, 2022 and €28,379 thousand at December 31, 2021.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2022, a dividend distribution of €1.362 per outstanding common share was approved, corresponding to a total distribution of €249,522 thousand, which was fully paid in 2022). The distribution was made from the retained earnings reserve.

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

    Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans (1)	1,605	(463)	34
Total items that will not be reclassified to the consolidated income statement in subsequent periods	1,605	(463)	34
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	17,149	(56,855)	59,666
Losses/(Gains) on cash flow hedging instruments reclassified to the consolidated income statement	75,749	(7,275)	(19,557)
Gains/(Losses) on cash flow hedging instruments	92,898	(64,130)	40,109
Exchange differences on translating foreign operations	9,798	14,229	(11,731)
Total items that may be reclassified to the consolidated income statement in subsequent periods	102,696	(49,901)	28,378
Total other comprehensive income/(loss)	104,301	(50,364)	28,412
Related tax impact	(25,002)	18,070	(11,290)
Total other comprehensive income/(loss), net of tax	79,299	(32,294)	17,122
__________________________
(1)Includes a loss of €15 thousand, a gain of €83 thousand and a loss of €4 thousand for the years ended December 31, 2022, 2021 and 2020, respectively, related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.

The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2022			2021			2020
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
Gains/(Losses) on remeasurement of defined benefit plans	1,605	(376)	1,229	(463)	110	(353)	34	1	35
Gains/(Losses) on cash flow hedging instruments	92,898	(24,626)	68,272	(64,130)	17,960	(46,170)	40,109	(11,291)	28,818
Exchange (losses)/gains on translating foreign operations	9,798	—	9,798	14,229	—	14,229	(11,731)	—	(11,731)
Total other comprehensive (loss)/income	104,301	(25,002)	79,299	(50,364)	18,070	(32,294)	28,412	(11,290)	17,122

Transactions with non-controlling interests

With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2022, 2021 or 2020.

Policies and processes for managing capital

The Group’s objectives when managing capital are to create value for shareholders as a whole, safeguard business continuity and support the sustainable growth of the Group. As a result, the Group endeavors to maintain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds.

21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (hereinafter also the “FLT”) and other key employees of the Group.

Equity Incentive Plan 2019-2021

In the first quarter of 2022, 68,013 2019-2021 PSU awards vested (representing 100 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 54,112 2019-2021 RSU awards vested upon achievement of the related service conditions. As a result, 122,125 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2022. There are no further awards outstanding for the Equity Incentive Plan 2019-2021.

Equity Incentive Plan 2020-2022

Under the Equity Incentive Plan 2020-2022 approved in 2020, the Company awarded approximately 60 thousand 2020-2022 PSUs and approximately 48 thousand 2020-2022 RSUs to the Executive Chairman, members of the FLT and other key employees of the Group. These PSUs and RSUs cover the three-year performance and service periods from 2020 to 2022 and vest in 2023.
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

In March 2023, 36,090 2020-2022 PSU awards are expected to vest (representing approximately 95 percent of the target PSU awards) as a result of the achievement of the related performance conditions, and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2020-2022 PSU awards outstanding.

2020-2022 RSU awards

In March 2023, 32,339 2020-2022 RSU awards are expected to vest as a result of the achievement of the related service conditions, and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2020-2022 PSU awards outstanding.

Equity Incentive Plan 2021-2023

Under the Equity Incentive Plan 2021-2023 approved in 2021, the Company awarded approximately 50 thousand 2021-2023 PSUs and approximately 41 thousand 2021-2023 RSUs to the Executive Chairman, members of the FLT and other key employees of the Group. These PSUs and RSUs cover the three-year performance and service periods from 2021 to 2023.

2021-2023 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eight;
(ii)EBITDA Target - 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
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

Equity Incentive Plan 2022-2024

Under a new Equity Incentive Plan 2022-2024 approved in 2022, the Company awarded approximately 72 thousand 2022-2024 PSUs to the Executive Chairman, the CEO, the remaining members of the FLT and other employees of the Group, and approximately 26 thousand 2022-2024 RSUs to members of the FLT and other employees of the Group. These PSUs and RSUs cover the three-year performance and service periods from 2022 to 2024.

2022-2024 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven;
(ii)EBITDA Target - 40 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)ESG Target - 20 percent vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emission and 50 percent is based on the maintenance of the equity salary certification.
Each target is settled independently of the other targets. The awards vest in 2025 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2022-2024 RSU awards

The awards vest in 2025, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2022-2024 is summarized below.

TSR Target

The number of 2022-2024 PSUs with a TSR Target that vest under the Equity Incentive Plan 2022-2024 is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific Peer Group as summarized below.

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined Peer Group (including the Company) for the TSR Target is presented below.

Ferrari	Aston Martin	Burberry	Estee Lauder
Hermes	Kering	LVMH	Mercedes Benz Group AG
Moncler	Prada	Richemont
EBITDA Target

The number of 2022-2024 PSUs with an EBITDA Target that vest under the Equity Incentive Plan 2022-2024 is determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
Fair values and key assumptions

The fair value of the 2022-2024 PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2022-2024 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2022-2024, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2022-2024
PSUs	€200.13
RSUs	€201.20
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2022-2024 are summarized below:

Equity Incentive Plan 2022-2024
Grant date share price	€205.20
Expected volatility	27.75%
Dividend yield	0.75%
Risk-free rate	0%
The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Outstanding share awards

Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at January 1, 2021	414,839	159,063	573,902
Granted(1)	49,861	41,460	91,321
Forfeited	(19,775)	(13,048)	(32,823)
Vested	(292,753)	(63,814)	(356,567)
Balance at December 31, 2021	152,172	123,661	275,833
Granted(2)	72,373	26,574	98,947
Forfeited	(16,327)	(8,934)	(25,261)
Vested	(68,013)	(54,112)	(122,125)
Balance at December 31, 2022	140,205	87,189	227,394
_______________________________________
(1)     Granted under the Equity Incentive Plan 2021-2023.
(2)    Grander under the Equity Incentive Plan 2022-2024.

Other share awards

During 2022, the Company(1) awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. At December 31, 2022, 6,628 share awards remained outstanding and will vest in 2023 and 2024, subject to the recipient’s continued employment with the Company at the time of vesting. The fair value of the awards was equal to €203, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

Share-based compensation expense

For the years ended December 31, 2022, 2021 and 2020, the Group recognized €16,172 thousand, €11,689 thousand and €17,401 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards of the Group’s equity incentive plans and other share-based awards to the Group’s employees. At December 31, 2022, unrecognized compensation expense relating to the Group’s equity incentive plans amounted to €16,069 thousand and is expected to be recognized over the remaining vesting periods through 2024.

In 2022 and 2021 the Group also recognized share-based compensation expense of €4,688 thousand and €2,206 thousand, respectively, as part of commercial agreements with certain suppliers.

22. EMPLOYEE BENEFITS

The Group’s provisions for employee benefits are as follows:

	At December 31,
	2022	2021
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	15,142	18,430
Total present value of defined benefit obligations	15,142	18,430

Other provisions for employees	95,665	82,770
Total provisions for employee benefits	110,807	101,200

Defined contribution plans

The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2022, 2021 and 2020 was €16,944 thousand, €15,729 thousand and €15,727 thousand, respectively.

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

The following table summarizes the changes in the defined benefit obligations:

	TFR liability	Pension plans	Total
	(€ thousand)
Amounts at December 31, 2020	19,825	105	19,930

Recognized in the consolidated income statement	6	—	6
Recognized in other comprehensive loss/(income) (*)	463	—	463
Other	(1,864)	(105)	(1,969)
Benefits paid	(2,127)	(105)	(2,232)
Other changes	263	—	263
Amounts at December 31, 2021	18,430	—	18,430

Recognized in the consolidated income statement	22	—	22
Recognized in other comprehensive income/(loss)(*)	(1,605)	—	(1,605)
Other	(1,705)	—	(1,705)
Benefits paid	(1,731)	—	(1,731)
Other changes	26	—	26
Amounts at December 31, 2022	15,142	—	15,142
    ______________________________
    (*) Relates to actuarial losses/(gains) from financial assumptions.
Amounts recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2022			2021			2020
	TFR	Pension plans	Total	TFR	Pension plans	Total	TFR	Pension plans	Total
	(€ thousand)
Current service cost	—	—	—	6	—	6	—	—	—
Interest expense	22	—	22	—	—	—	25	—	25
Past service adjustments	—	—	—	—	—	—	—	—	—
Total recognized in the consolidated income statement	22	—	22	6	—	6	25	—	25

Past service adjustments relate to gains recognized in the consolidated income statement due to plan amendments and curtailments.

The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA- rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2022 is equal to 3.8 percent (0.9 percent in 2021 and 0.4 percent in 2020). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.

The expected future benefit payments for the defined benefit obligations as of December 31, 2022 are as follows:

TFR
(€ thousand)
2023	1,740
2024	1,448
2025	1,458
2026	1,402
2027	1,518
2028 - 2032	6,019
Total	13,585
The sensitivity of the defined benefit obligations to changes in the weighted principal assumptions is:

	At December 31,
	2022		2021
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(904)	1,013	(1,321)	1,507
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

At December 31, 2022, other provisions for employees comprised short-term bonus benefits amounting to €92,463 thousand (€79,273 thousand at December 31, 2021) and jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service amounting to €3,202 thousand (€3,497 thousand at December 31, 2021).

23. PROVISIONS

Movements in provisions are as follows:

	At December 31, 2021	Additional provisions	Utilization	Releases	Translation differences	Reclassification and other movements	At December 31, 2022
	(€ thousand)
Warranty and recall campaigns provision	108,767	61,076	(39,958)	(3,854)	38	—	126,069
Legal proceedings and disputes	13,701	1,601	(1,213)	(1,202)	325	(1,150)	12,062
Environmental and other risks	28,400	17,178	(1,802)	(2,468)	105	1,150	42,563
Total provisions	150,868	79,855	(42,973)	(7,524)	468	—	180,694

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

Environmental and other risks

The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

The following table presents where the additional provisions to environmental and other risks recognized for the years ended December 31, 2022, 2021 and 2020 were recorded within the consolidated income statement.

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	15,616	10,562	6,352
Selling, general and administrative costs	1,562	1,744	1,174
Total	17,178	12,306	7,526

24. DEBT

	Balance at December 31, 2021	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at December 31, 2022
	(€ thousand)
Bonds and notes	1,487,110	—	—	3,209	—	1,490,319
Asset-backed financing (Securitizations)	900,213	218,924	(72,824)	1,733	57,379	1,105,425
Borrowings from banks and other financial institutions	154,419	8,909	(55,000)	560	4,277	113,165
Lease liabilities	56,210	—	(16,500)	17,409	304	57,423
Other debt	32,059	34,456	(23,215)	—	2,147	45,447
Total debt	2,630,011	262,289	(167,539)	22,911	64,107	2,811,779
    ______________________________
(*) Other changes in lease liabilities relates entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.
The breakdown of debt by nature and by maturity is as follows:

	At December 31,
	2022				2021
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ thousand)
Bonds and notes	394,628	646,306	449,385	1,490,319	9,239	1,028,686	449,185	1,487,110
Asset-backed financing (Securitizations)	422,736	682,689	—	1,105,425	343,119	499,280	57,814	900,213
Borrowings from banks and other financial institutions	100,665	12,500	—	113,165	116,919	37,500	—	154,419
Lease liabilities	15,917	29,446	12,060	57,423	14,783	29,732	11,695	56,210
Other debt	45,447	—	—	45,447	32,059	—	—	32,059
Total debt	979,393	1,370,941	461,445	2,811,779	516,119	1,595,198	518,694	2,630,011

Bonds and notes

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at December 31, 2022 was €388,947 thousand, including accrued interest of €4,567 thousand (€387,872 thousand including accrued interest of €4,567 thousand at December 31, 2021).

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of
€650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at December 31, 2022 was €650,923 thousand, including accrued interest of €5,818 thousand (€648,984 thousand, including accrued interest of €5,850 thousand at December 31, 2021).

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

The amount outstanding of the 2029 Notes at December 31, 2022 was €150,135 thousand, including accrued interest of €700 thousand (€150,052 thousand, including accrued interest of €700 thousand at December 31, 2021). The amount outstanding of the 2031 Notes at December 31, 2022 was €150,178 thousand, including accrued interest of €794 thousand (€150,111 thousand including accrued interest of €794 thousand at December 31, 2021).

2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at December 31, 2022 was €150,136 thousand, including accrued interest of €577 thousand (€150,091 thousand, including accrued interest of €576 thousand at December 31, 2021).

The abovementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At December 31, 2022 and 2021, Ferrari was in compliance with the covenants of the notes.

Asset-backed financing (Securitizations)

As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.

The following table presents information relating to the revolving securitization programs:

Program	Funding Limit	Amount Outstanding at December 31, 2022	Amount Outstanding at December 31, 2021	Maturity Date
	($ million)	($ million)	($ million)
Retail (*)	975	896	775	December 2024
Leasing (*)	325	283	245	November 2023
Total asset-backed financing (Securitizations)	1,300	1,179	1,020
(*) At December 31, 2022 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 70 basis points and the notes relating to the leasing securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 65 basis points.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €44,085 thousand at December 31, 2022 (€47,742 thousand at December 31, 2021).

Borrowings from banks and other financial institutions

The following table presents information relating to borrowings from banks and other financial institutions.

Borrowing Entity	Currency	Amount Outstanding at December 31, 2022	Amount Outstanding at December 31, 2021	Maturity Date
		(€ thousand)	(€ thousand)
Ferrari S.p.A.	EUR	37,500	62,500	June 2024
Ferrari Financial Services, Inc.	USD	75,665	61,919	April 2023
Ferrari S.p.A.	EUR	—	30,000	January 2022
Total borrowings from banks and other financial institutions		113,165	154,419

At December 31, 2022 the Group also had total committed credit lines available and undrawn amounting to €669 million and with maturities ranging from 2023 to 2025 (€676 million at December 31, 2021).

Lease liabilities

The Group recognizes lease liabilities in relation to right-of-use     assets in accordance with IFRS 16 — Leases. At December 31, 2022 lease liabilities amounted to €57,423 thousand (€56,210 thousand at December 31, 2021).

Other debt

Other debt mainly relates to funding for operating and financing activities of the Group.

25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2022	2021
	(€ thousand)
Deferred income	270,353	256,206
Advances and security deposits	451,166	240,696
Accrued expenses	98,535	80,787
Payables to personnel	55,789	53,712
Social security payables	26,498	24,660
Other	49,684	70,714
Total other liabilities	952,025	726,775

Deferred income primarily includes amounts received under maintenance and power warranty programs of €239,879 thousand at December 31, 2022 and €218,982 thousand at December 31, 2021, which are deferred and recognized as net revenues over the length of the maintenance program. Of the total liability related to maintenance and power warranty programs at December 31, 2022, the Group expects to recognize in net revenues approximately €61 million in 2023, €56 million in 2024, €40 million in 2025 and €83 million in periods subsequent to 2025. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group, and which are generally recognized in net revenues within the following year.

Advances and security deposits include advances received from customers for the purchase of Ferrari cars, primarily Icona and limited edition models. The advances are recognized in net revenues when the cars are shipped. The increase during 2022 primarily relates to advances received during for the Ferrari Daytona SP3 and the 812 Competizione A.

Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At January 1, 2022	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2022
	(€ thousand)
Maintenance and power warranty programs	218,982	100,710	(79,593)	(220)	239,879
Advances from customers	236,516	761,714	(551,885)	49	446,394

26. TRADE PAYABLES
Trade payables of €902,968 thousand at December 31, 2022 (€797,832 thousands at December 31, 2021) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value. The increase in trade payables is mainly driven by higher capex and higher volumes of cars produced during the period.

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

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021:

		At December 31, 2022
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	9,954	—	—	9,954
Current financial assets	19	—	80,233	—	80,233
Total assets		9,954	80,233	—	90,187
Other financial liabilities	19	—	19,993	—	19,993
Total liabilities		—	19,993	—	19,993

		At December 31, 2021
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	10,559	—	—	10,559
Current financial assets	19	—	11,565	—	11,565
Total assets		10,559	11,565	—	22,124
Other financial liabilities	19	—	36,520	—	36,520
Total liabilities		—	36,520	—	36,520
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

The following table presents the carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At December 31,
		2022		2021
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,399,997	1,399,997	1,143,968	1,143,968
Client financing		1,390,956	1,390,956	1,132,979	1,132,979
Dealer financing		9,041	9,041	10,989	10,989
Total		1,399,997	1,399,997	1,143,968	1,143,968

Debt	24	2,811,779	2,770,633	2,630,011	2,656,159

28. RELATED PARTY TRANSACTIONS

Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, (previously referred to as Fiat Chrysler Automobiles N.V., FCA or FCA Group, which changed its name to Stellantis as a result of the merger with Peugeot S.A. in January 2021) and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

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
•transactions with Stellantis Group companies, mainly relating to a technical cooperations agreement with the aim to enhance the quality and competitiveness of their respective products while reducing costs and investments, to services provided by Stellantis Group companies, including human resources, payroll, tax and the procurement of insurance coverage, as well as to sponsorship revenues received.

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

    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2022			2021			2020
	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses	Net revenues	Costs(1)	Net financial expenses
	(€ thousand)
Stellantis Group companies
Maserati	78,946	2,989	—	119,083	2,428	—	100,389	2,981	—
FCA US LLC	14	14,861	—	—	18,465	—	—	13,323	—
Other Stellantis Group companies	10,953	5,950	2,696	11,799	6,238	2,103	9,102	6,057	2,207
Total Stellantis Group companies	89,913	23,800	2,696	130,882	27,131	2,103	109,491	22,361	2,207
Exor Group companies (excluding the Stellantis Group)	282	1,611	—	281	1,014	1	150	1,665	2
Other related parties	3,088	14,121	1	795	15,143	2	549	12,977	10
Total transactions with related parties	93,283	39,532	2,697	131,958	43,288	2,106	110,190	37,003	2,219

Total for the Ferrari Group	5,095,254	3,098,475	49,616	4,270,894	2,434,198	33,257	3,459,790	2,040,925	49,092
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2022				2021
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	17,458	4,806	—	2,246	23,267	3,994	—	6,454
FCA US LLC	10	4,637	—	—	—	3,275	—	—
Other Stellantis Group companies	700	1,978	111	1,063	470	3,075	121	1,074
Total Stellantis Group companies	18,168	11,421	111	3,309	23,737	10,344	121	7,528
Exor Group companies (excluding the Stellantis Group)	343	418	68	73	382	1	8	5
Other related parties	673	3,341	499	504	144	3,276	998	1,065
Total transactions with related parties	19,184	15,180	678	3,886	24,263	13,621	1,127	8,598

Total for the Ferrari Group	232,414	902,968	153,183	952,025	185,000	797,832	122,224	726,775
At December 31, 2022 current financial assets with related parties were €4,364 thousand (zero at December 31, 2021) and other financial liabilities with related parties were €429 thousand (zero at December 31, 2021).

Emoluments to Directors and Key Management
The fees of the Directors of Ferrari N.V. are as follows:

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Directors of Ferrari N.V.	7,660	6,668	8,151
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2022 was €7,660 thousand (€6,668 thousand in 2021 and €8,151 thousand in 2020), inclusive of the following:

•€5,650 thousand for salary and other short-term benefits (€5,445 thousand in 2021 and €624 thousand in 2020);
•€230 thousand for pension benefits (there were no pension benefits in 2021 or 2020), and
•€1,780 thousand for share-based compensation awarded under the Company’s equity incentive plans and other share-based payments, (€1,223 thousand in 2021 and €7,527 thousand in 2020). See Note 21 “Share-based compensation” for additional information related to the Company’s equity incentive plans. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2022, 2021 and 2020.
The aggregate compensation for members of the FLT (excluding the CEO) in 2022 was €33,935 thousand (€18,728 thousand in 2021 and €14,199 thousand in 2020), inclusive of the following:

•€28,084 thousand for salary and short-term incentives (€14,088 thousand in 2021 and €8,707 thousand in 2020);
•€5,176 thousand for share-based compensation awarded under the Company’s equity incentive plans (€4,241 thousand in 2021 and €5,270 thousand in 2020); and
•€675 thousand for pension contributions (€399 thousand in 2021).
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

Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2022 were as follows:

	At December 31, 2022
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	54,964	12,445	3,311	—	70,720
Non-cancellable lease agreements

The future aggregate minimum lease payments under non-cancellable leases, primarily relating to the lease of stores and industrial buildings, are as follows:

	At December 31, 2022
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Future minimum lease payments under lease agreements	16,178	19,775	11,886	12,785	60,624

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

Information on foreign currency exchange rate risk

The Group is exposed to risks resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2022, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 65 percent of the Group’s net revenues (58 percent in 2021 and 58 percent in 2020).
•The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2022, the value of commercial activities exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 52 percent (51 percent in 2021 and 53 percent in 2020) of the total currency risk from commercial activities. In 2022 the commercial activities exposed to the Euro/Chinese Renminbi exchange rate and the Euro/Japanese Yen exchange rate exceeded 10 percent (in 2021 and 2020 the Euro/Japanese Yen exchange rate and the Euro/Pound Sterling exchange rate exceeded 10 percent) of the total currency risk from commercial activities. Other significant exposures included the exchange rate between the Euro and the following currencies: Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activities in 2022, 2021 and 2020. It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts and currency options) to hedge up to 90 percent of the principal exposures to foreign currency exchange risk, typically for a period of up to twelve months.
•Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Hong Kong, Japan and Australia. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as translated into Euro.
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

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the year ended December 31, 2022, including the costs of hedging foreign currency exchange rate risk, amounted to net losses of €25,923 thousand (net losses of €11,407 thousand and €27,029 thousand for the years ended December 31, 2021 and 2020, respectively).

All of the Group’s financial services activities are conducted in the functional currencies of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities was zero in all periods presented.

Except as noted above, there have been no substantial changes in 2022 in the nature or structure of exposure to foreign currency exchange rate risks or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2022 to hedge against foreign currency exchange rate risks, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €174,550 thousand (€98,165 thousand at December 31, 2021). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

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

The Group’s most significant floating rate financial assets at December 31, 2022 were cash and cash equivalents and certain receivables from financing activities (related to client and dealer financing), while 42 percent of the Group’s gross debt bears floating rates of interest (37 percent at December 31, 2021). At December 31, 2022, a decrease of 10 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €303 thousand on an annual basis (a decrease of €486 thousand at December 31, 2021). The analysis is based on the assumption that floating rate financial assets and debt which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

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

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has secured available undrawn committed credit lines, which amounted to €669 million and €676 million at December 31, 2022 and 2021.

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

The maximum credit risk to which the Group is theoretically exposed at December 31, 2022 is represented by the carrying amounts of the financial assets presented in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

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

Receivables from financing activities amounting to €1,399,997 thousand at December 31, 2022 (€1,143,968 thousand at December 31, 2021) are shown net of the allowance for doubtful accounts amounting to €9,950 thousand (€11,204 thousand at December 31, 2021). After considering the allowance for doubtful accounts, €62,779 thousand of receivables were overdue (€52,733 thousand at December 31, 2021). Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees.

Trade receivables amounting to €232,414 thousand at December 31, 2022 (€185,000 thousand at December 31, 2021) are shown net of the allowance for doubtful accounts amounting to €25,800 thousand (€25,984 thousand at December 31, 2021). After considering the allowance for doubtful accounts, €45,657 thousand of receivables were overdue (€47,237 thousand at December 31, 2021).

31. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the years ended December 31, 2022 and 2021, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari’s participation in the Formula 1 World Championship.

	For the years ended December 31,
	2022	2021	2020
	(€ thousand)
Italy	379,898	409,992	322,573
Rest of EMEA	2,045,888	1,869,864	1,634,515
of which UK	536,280	457,060	484,701
of which Germany	430,380	367,087	280,191
Americas (1)	1,407,790	1,097,904	883,228
of which United States of America	1,198,834	930,316	747,373
Mainland China, Hong Kong and Taiwan	621,407	332,971	191,907
Rest of APAC (2)	640,271	560,163	427,567
Total net revenues	5,095,254	4,270,894	3,459,790
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2022			2021
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,418,846	785,182	1,307,127	1,322,257	785,182	1,137,910
Rest of EMEA	4,830	—	—	5,597	—	—
Americas (1)	27,233	—	—	16,003	—	—
Mainland China, Hong Kong and Taiwan	4,598	—	—	5,898	—	—
Rest of APAC (2)	2,318	—	261	3,410	—	263
Total	1,457,825	785,182	1,307,388	1,353,165	785,182	1,138,173
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

32. NOTES TO THE CASH FLOW STATEMENT
At December 31, 2022, cash and cash equivalents included €100,000 thousand relating to a time deposit held with a recognized international financial institution, which originated in December 2022 and matures in March 2023.
Other non-cash expenses, net primarily includes equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.

33. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 24, 2023, which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following matters:
Under the common share repurchase program, from January 1, 2023 to February 17, 2023 the Company purchased an additional 186,503 common shares for total consideration of €42.1 million. At February 17, 2023 the Company held in treasury an aggregate of 12,156,504 common shares.
On February 24, 2023, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €1.810 per common share, totaling approximately €329 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 14, 2023.

Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 (File No. 333-205804))
2.1	Description of Securities registered under Section 12 of the Exchange Act
4.1	Ferrari N.V. 2020-2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 (File No. 333-238498) filed with the SEC on May 19, 2020)
4.2	Ferrari N.V. 2021-2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-256321) filed with the SEC on May 20, 2021)
4.3	Ferrari N.V. 2022-2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-265049) filed with the SEC on May 18, 2022)
8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15.1	Letter of EY S.p.A.
23	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
Certain instruments with respect to our long-term debt have not been filed as an exhibit to this annual report on Form 20-F because the total amount of debt authorized under any such instrument does not exceed 10% of our total assets and those of our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

OTHER INFORMATION

Additional Information

Offer and Listing Details

In the United States, our common shares are listed and traded on the NYSE (trading symbol “RACE”). Our common shares are also listed and traded on the Euronext Milan (trading symbol “RACE”).

Dividend Policy

Subject to the approval by the Shareholders at the 2023 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 1.810 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 329 million.

We intend to return capital to holders of common shares over time through a sustainable dividend policy designed to provide adequate returns to shareholders, while supporting growth and protecting our creditworthiness in order to facilitate access to external funding. We intend to pay 35 percent of our annual net profit by way of dividend in the coming years; however, the actual level of dividends will be subject to our earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time of the dividend, including adjustments for income or costs that are significant in nature but expected to occur infrequently. For additional information on distribution of profits, refer to “Corporate Governance—Memorandum and Articles of Association”. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors.

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

For additional information on distribution of profits, refer to “Corporate Governance—Memorandum and Articles of Association.” In addition, we are carrying out a share repurchase program. For additional information please refer to “Other Information—Additional Information—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Principal Accountant Fees and Services
EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2022 and 2021. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2022 and 2021, respectively:

	For the years ended December 31,
	2022	2021
	(€ thousands)
Audit fees	1,280	1,160
Tax fees	—	—
Audit-related fees	278	329
All other fees	375	79
Total	1,933	1,568

“Audit fees” are the aggregate fees earned by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by Ernst & Young Entities for professional services rendered for tax compliance activities. “Audit-related fees” are fees charged by the Ernst & Young

Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. This category comprises fees for agreed-upon procedures engagements and other attestation services subject to regulatory requirements. “All other fees” are fees earned by the Ernst & Young Entities for non-audit services rendered in connection with market research and benchmarking analyses.

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

Change in Registrant’s Certifying Accountant

Under the Dutch Audit Profession Act we are required to rotate our external audit firm at least every ten years, which would require us to change our external auditor for the year ended 2023. In accordance with Dutch law, the independent auditor of our statutory financial statements is appointed by the General Meeting of shareholders of the Company on the proposal of the Board of Directors. Accordingly, the Board of Directors, on recommendation of the Audit Committee, proposed that the 2022 Annual General Meeting of the Company appoint Deloitte Accountants B.V. as independent auditor of the Company from the date of the 2023 Annual General Meeting until the date of the 2024 Annual General Meeting. At the 2022 Annual General Meeting of shareholders held on April 13, 2022, our shareholders appointed Deloitte Accountants B.V. as proposed by the Board of Directors. Following the appointment of Deloitte Accountants B.V. as described above, from the date of the 2023 Annual General Meeting (i) Ernst & Young Accountants LLP will cease to be the independent auditor of the Company, (ii) EY S.p.A. (“EY”) will cease to be our independent registered public accounting firm for our consolidated financial statements included in our reports on Form 20-F, and (iii) Deloitte & Touche S.p.A. (a member firm of the Deloitte network) will be our independent registered public accounting firm for our consolidated financial statements to be included in our reports on Form 20-F.

The reports of EY on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 2022 and in the subsequent interim period through the date of this Annual Report, (i) there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report; and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

Ferrari has requested EY to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated February 24, 2023 is filed as Exhibit 15.1 to this Form 20-F.

During the two fiscal years ended December 31, 2021 and 2022, and in the subsequent interim period through the date of this Annual Report, neither the Company nor anyone on its behalf consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in 16F(a)(1)(v) of Form 20-F).

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
A multi-year Euro 1.5 billion total share repurchase program expected to be executed between 2019 and 2022 was announced by the Company at the 2018 Capital Markets Day.

On October 4, 2021 Ferrari announced the launch of a fifth tranche of up to Euro 150 million in common share repurchases (the “Fifth Tranche”) under the abovementioned multi-year repurchase program. The Fifth Tranche commenced on October 5, 2021 and was completed on March 2, 2022.

On March 3, 2022 Ferrari announced the launch of a sixth tranche of up to Euro 120 million in common share repurchases (the “Sixth Tranche”) under the abovementioned multi-year repurchase program. The Sixth Tranche commenced on March 4, 2022 and was completed on May 20, 2022.

A new multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026 was announced by the Company at the Capital Markets Day held on June 16, 2022 and replaces the previous share repurchase program.

On June 30, 2022, Ferrari announced the launch of a first tranche of up to Euro 150 million in common share repurchases (the “First Tranche of Second Program”) under the abovementioned new multi-year share repurchase program. The First Tranche of Second Program started on July 1, 2022 and was completed on November 30, 2022.

On December 1, 2022, Ferrari announced the launch of a second tranche of up to Euro 200 million in common share repurchases (the “Second Tranche of Second Program”) under the abovementioned new multi-year repurchase program. The Second Tranche of Second Program started on December 2, 2022 and is expected to end no later than June 26, 2023.

The First Tranche of Second Program and the Second Tranche of Second Program implemented the resolution adopted by the Shareholders’ Meeting (held on April 13, 2022) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The repurchase authority will expire on October 12, 2023 or until such authority is extended or renewed before such date.

As of December 31, 2022, Ferrari’s common shares held in treasury amounted to 11,970,001 and special voting shares held in treasury amounted to 5,199.

The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2022, which were made under the Fifth Tranche and the Sixth Tranche of the abovementioned multi-year share repurchase program announced at the 2018 Capital Markets Day and under the First Tranche of Second Program and the Second Tranche of Second Program of Ferrari’s aforementioned second multi-year share repurchase program announced on June 16, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2022	197,511	211.5681	197,511	739,226,224
Feb 1 to Feb 28, 2022	213,538	197.3544	213,538	697,083,565
March 1 to March 31, 2022	222,161	181.4415	222,161	656,774,348
April 1 to April 30, 2022	156,389	200.1383	156,389	625,474,920
May 1 to May 31, 2022	264,474	184.8777	264,474	576,579,569
June 1 to June 30, 2022	-	-	-	2,000,000,000(3)
July 1 to July 31, 2022	140,859	191.0268	140,859	1,973,092,157
Aug 1 to Aug 31, 2022	51,780	201.1498	51,780	1,962,676,618
Sept 1 to Sept 30, 2022	248,937	194.2248	248,937	1,914,326,885
Oct 1 to Oct 31, 2022	225,388	190.5779	225,388	1,871,372,922
Nov 1 to Nov 30, 2022	103,407	206.6838	103,407	1,850,000,367
Dec 1 to Dec 31, 2022	142,372	208.4425	142,372	1,820,323,986
Total	1,966,816	195.2952	1,966,816

(1)Repurchases made under the Fifth Tranche and the Sixth Tranche of the multi-year share repurchase program announced at the 2018 Capital Markets Day and under the First Tranche of Second Program and the Second Tranche of Second Program of Ferrari’s abovementioned second multi-year share repurchase program announced at the Capital Markets Day held on June 16, 2022. The Fifth Tranche was completed on March 2, 2022 and the Sixth Tranche was completed on May 20, 2022. The First Tranche of Second Program was completed on November 30, 2022 and the Second Tranche of Second Program commenced on December 2, 2022.
(2)Share repurchases made on the NYSE have been converted into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.
(3)A new multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026 was announced by the Company at the Capital Markets Day held on June 16, 2022, replacing the previous Euro 1.5 billion share repurchase program.

In addition to the above, in the context of the Group’s employee equity incentive plans:

•on March 16, 2022 the Company assigned a total of 122,125 common shares, previously held in treasury, to certain employees of the Group. On the same day, Ferrari purchased, in a “cross order” transaction executed on the Euronext Milan, a total of 56,517 common shares from a group of those employees in order to cover such individuals’ taxable income in line with market practice (Sell to Cover) at the average price of Euro 183.3946 per share;

•on May 25, 2022, the Company assigned a total of 6,643 common shares, previously held in treasury, to certain employees of the Group. On the same day, Ferrari purchased, in a “cross order” transaction executed on the Euronext Milan, a total of 3,185 common shares from those employees in order to cover such individuals’ taxable income in line with market practice (Sell to Cover) at the average price of Euro 176.5500 per share;

•on December 2, 2022, the Company assigned a total of 11,218 common shares, previously held in treasury, to certain employees of the Group. On the same day, Ferrari purchased, in a “cross order” transaction executed on the Euronext Milan, a total of 3,366 common shares from those employees in order to cover such individuals’ taxable income in line with market practice (Sell to Cover) at the average price of Euro 215.7000 per share.

Taxation

Material United States Federal Income Tax Consequences

Ferrari N.V. is a public limited company organized in the Netherlands that is classified as a foreign corporation for U.S. federal income tax purposes.

This section describes the material U.S. federal income tax consequences of owning Ferrari common shares and special voting shares. It applies solely to “U.S. holders” (as defined below) that hold common shares or special voting shares of Ferrari as capital assets.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares of Ferrari that is:
a.an individual that is a citizen or tax resident of the United States;
b.a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;
c.an estate whose income is subject to U.S. federal income tax, regardless of the income’s source; or
d.a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

This section does not apply to holders that are U.S. persons that are generally subject to special income tax rules, including:
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

All holders of Ferrari common shares and special voting shares should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of Ferrari common shares in their particular circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. holder must include in its gross income the gross amount of any dividend paid by Ferrari to the extent of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends will be taxed as ordinary income to the extent that they are paid out of Ferrari’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder by certain “qualified foreign corporations” that constitute qualified dividend income may be taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the U.S. holder meets other holding period and tax treaty eligibility requirements.

For this purpose, common shares of Ferrari are treated as stock of a “qualified foreign corporation” if Ferrari is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is readily tradable on an established securities market in the United States. The common shares of Ferrari are listed on the New York Stock Exchange and Ferrari expects to be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, dividends Ferrari pays with respect to the shares are expected to constitute qualified dividend income, assuming the holding period requirements are met. However, no assurance can be given that the common shares of Ferrari will be treated as readily tradable on an established securities market in the United States or that Ferrari will qualify for the benefits of a comprehensive income tax treaty with the United States. Further, no assurance can be given that the U.S. holder receiving such dividend will be eligible for the benefits of such a treaty.

If non-U.S. withholding tax is withheld from the dividend payment, a U.S. holder must include such amounting gross amount even though the holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. holder when the U.S. holder receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. However, subject to limitation, certain U.S. holders that are U.S. corporations may be eligible for a dividend received deduction.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in Ferrari common shares, causing a reduction in the U.S. holder’s adjusted basis in Ferrari common shares. Any distribution thereafter will likely be considered a capital gain.

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

Taxation of Capital Gains

Subject to the discussion of PFIC taxation and expected tax consequences of the Separation below, a U.S. holder that sells or otherwise disposes of its Ferrari common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. For foreign tax credit limitation purposes, the source of such income will be U.S. source. The deduction of capital losses is subject to limitations.

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

PFIC Considerations

Ferrari believes that shares of its stock will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. The PFIC regime of taxation is onerous and complex, and can be mitigated through certain through U.S. tax elections. However, because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election(s) effective.

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

This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The tax law upon which this description is based is subject to changes, possibly with retroactive effect. Any such changes may invalidate the contents of this description, which will not be updated to reflect such changes.

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

This Dutch taxation section does not address the Dutch tax consequences for a holder of Ferrari common shares and, if applicable, Ferrari special voting shares who:

i.is a person who may be deemed an owner of Ferrari common shares and, if applicable, Ferrari special voting shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;
ii.owns Ferrari common shares and, if applicable, Ferrari special voting shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role; or
iii.is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Non-resident holders of Ferrari common shares and, if applicable, Ferrari special voting shares

Individuals

If a non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares is an individual, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Ferrari common shares and, if applicable, Ferrari special voting shares, except if:

i.he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Ferrari common shares and, if applicable, Ferrari special voting shares are attributable to such permanent establishment or permanent representative;
ii.he derives benefits or is deemed to derive benefits from or in connection with Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or
iii.he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Ferrari common shares and, if applicable, Ferrari special voting shares are attributable.

Corporate entities

If a non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Ferrari common shares and, if applicable, Ferrari special voting shares, except if:

i.it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Ferrari common shares and, if applicable, Ferrari special voting shares are attributable; or
ii.it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Ferrari common shares and, if applicable, Ferrari special voting shares are attributable.

General

If a holder of Ferrari common shares and, if applicable, Ferrari special voting shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of Ferrari common shares and, if applicable, Ferrari special voting shares or the performance by Ferrari of its obligations under such documents or under the Ferrari common shares and, if applicable, Ferrari special voting shares.

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

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Ferrari common shares and, if applicable, Ferrari special voting shares by way of gift by, or upon the death of, a holder of Ferrari common shares and, if applicable, Ferrari special voting shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Ferrari common shares and, if applicable, Ferrari special voting shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Ferrari common shares and, if applicable, Ferrari special voting shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Value Added Tax

No Dutch value added tax will arise in respect of any payment in consideration for the issue of Ferrari common shares and, if applicable, Ferrari special voting shares.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Ferrari common shares and, if applicable, Ferrari special voting shares, the performance by Ferrari of its obligations under such documents, or the transfer of Ferrari common shares and, if applicable, Ferrari special voting shares.

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

This summary is based on the tax laws of the Republic of Italy and case law / practice (unpublished case law / practice is not included) as it stands at the date of this summary. The law upon which this description is based is subject to change, potentially with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change.
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
•“Finance Act 2023”: Law No. 197 of December 29, 2022;
•“IRES”: Italian corporate income tax;
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
(iv)    Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA). Only 58.14 percent of such dividends are included in the overall business income to be reported by the partnership if the partnership is a business partnership. If the partnership is instead a non-business partnership (“società semplice” and similar partnerships as referred to in Article 5 CITA), based on Article 32-quater of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).

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
(A)    ITALIAN RESIDENT PERSONS
(i)    Individuals not engaged in business activity

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that Ferrari has current year profits or retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Ferrari common shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the common shares in Ferrari into the discretionary investment portfolio regime (regime del risparmio gestito) described in subparagraph (A)(i) of the subsection “Taxation of Capital Gains” below.
(ii)    Sole Proprietors, business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian Sole Proprietors, Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), and Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA are deemed to be, and are treated as, profits for the recipients to the extent that Ferrari has current year profits or retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits should be subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as capital gains for tax purposes and should be subject to the same regime described in the subsection “Taxation of Capital Gains” below.
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

Under the Finance Act 2023, for CGT purposes only, Italian individuals may increase the tax basis of the shares in Ferrari held on January 1, 2023 up to their fair market value by paying a 16 percent substitute tax on such fair market value by November 15, 2023 (either in full or the first of three instalments). For these purposes, the fair market value is the simple average trading price of the Ferrari shares in December 2022.
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

However, if the conditions under a. and b. of subparagraph (A)(iii) below are met, only 49.72 percent (58.14 percent in case of Sole Proprietors) of the capital gain should be included in the overall business income (based on a different interpretation, a 58.14 percent inclusion of the capital gains that meet the abovementioned conditions should apply also to business partnerships). Capital losses realized on common shares in Ferrari that meet the conditions under a. and b. of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).

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
(iv)    Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships (società semplici) referred to in Article 5 CITA

Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity. For a short description of a favorable regime available to certain social security entities (see subparagraph (A)(v) of the subsection “Taxation of Dividends” above).

Italian resident non-business entities referred to in Article 73(1)(c) CITA (holding the Ferrari shares outside the scope of a business activity) and Italian non-business partnerships as referred to in Article 5 CITA may also elect for the temporary tax basis step-up regime enacted by the Finance Act 2023 in relation to Ferrari shares held on January 1, 2023 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above).
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

Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy and that may be exposed to Italian source taxation on capital gains may consider also electing for the temporary tax basis step-up regime enacted by the Finance Act 2023 in relation to Ferrari shares held on January 1, 2023 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above).

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

1.At a rate of 4 percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.

2.At a rate of 6 percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).
3.At a rate of 8 percent in any other case.
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

Form 20-F Cross Reference

The table below sets out the location within the document of the information required by the SEC for annual reports on Form 20-F. The exact location is included in the column “Cross Reference”. The column “Page” refers to the starting page of the section (or sub-section) for reference only.

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not Applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not Applicable
	C. Reasons for the Offer and Use of Proceeds	Not Applicable
	D. Risk Factors	Risk Factors	13
Item 4.	Information on the Company
	A. History and Development of the Company	Overview — History of the Company	40
	B. Business Overview	Overview	39
		Industry Overview	41
		Overview of Our Business	44
	C. Organizational Structure	Note 3 “Scope of consolidation” to the Consolidated Financial Statements	224
	D. Property, Plants and Equipment	Overview of Our Business — Properties	68
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	Overview	39
		Financial Overview	77
	A. Operating Results	Results of Operations	83
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	90
	C. Research and Development, Patents and Licenses, etc.	Financial Overview — Trends, Uncertainties and Opportunities — Research, Development and Product Lifecycle	77
		Financial Overview — Result of Operations — Research and development costs	83
	D. Trend Information	Financial Overview — Trends, Uncertainties and Opportunities	77
	E. Critical Accounting Estimates	Note 2 “Significant Accounting Policies — Use of estimates” to the Consolidated Financial Statements	220
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Corporate Governance — Board of Directors	109
		Corporate Governance — Ferrari Leadership Team	141
	B. Compensation	Remuneration of Directors	172
		Note 28 “Related party transactions — Emoluments to Directors and Key Management” to the Consolidated Financial Statements	261
	C. Board Practices	The Audit Committee	116
		The Compensation Committee	117
		The ESG Committee	117
	D. Employees	Overview of Our Business — Employees	68

Item	Section	Cross Reference	Page
	E. Share Ownership	Share Ownership	116
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	106
	B. Related Party Transactions	Note 28 “Related party transactions” to the Consolidated Financial Statements	261
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	198
		Financial Overview	77
		Note 23 “Provisions” to the Consolidated Financial Statements	255
		Dividend Policy	274
	B. Significant Changes	Note on Presentation	8
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Offer and Listing Details	274
	B. Plan of Distribution	Not applicable
	C. Markets	Offer and Listing Details	274
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Memorandum and Articles of Association	119
	C. Material Contracts	Remuneration of Directors	172
	D. Exchange Controls	Exchange Controls	151
	E. Taxation	Taxation	278
	F. Dividends and Paying Agents	Not applicable
	G. Statements By Experts	Not applicable
	H. Documents on Display	Documents on Display	6
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements	264
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Not applicable
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None

Item	Section	Cross Reference	Page
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	195
Item 16A.	Audit Committee Financial Expert	The Audit Committee	116
Item 16B.	Code of Ethics	Code of Conduct	145
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	274
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	275
Item 16F.	Change in the Registrant’s Certifying Accountant	Change in Registrant’s Certifying Accountant	275
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standards	148
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	198
Item 18.	Financial Statements	Consolidated Financial Statements	198
Item 19.	Exhibits	Exhibits	272

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 24, 2023