Form 20-F
period 2023-12-31
Ferrari N.V.
filed 2024-02-22
CIK 1648416

Ferrari N.V.
2023 ANNUAL REPORT AND FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 180,418,090 common shares, par value €0.01 per share, and 63,332,872 special voting shares, par value €0.01 per share.
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

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

Independent Registered Public Accounting Firm

Deloitte Accountants B.V. (AFM Annual Report filing)(1)
Deloitte & Touche S.p.A. (Form 20-F filing)(1)
_________________________________________________________________________
(1)    Refer to “Introduction—About this Report” for additional information relating to the AFM Annual Report filing and the Form 20-F filing.

Introduction

About this report

This document, referred to hereafter as the “Annual Report and Form 20-F” or “Annual Report”, constitutes both the statutory annual report in accordance with Dutch legal requirements (“AFM Annual Report”) and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the United States (“U.S.”) Securities Exchange Act of 1934, for Ferrari N.V. for the year ended December 31, 2023, except as noted below.

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
•Corporate Governance — Differences between Dutch Corporate Governance Practices and NYSE Listing Standards;
•Report of Independent Registered Public Accounting Firm in respect of Internal Control over Financial Reporting for the SEC filing;
•Report of Independent Registered Public Accounting Firm in respect of the PCAOB audits of the 2023 financial statements for the SEC filing;
•Exhibits; and
•Signatures.

This Annual Report and the exhibits hereto are filed with the U.S. Securities and Exchange Commission (“SEC”) and unless otherwise stated, all references in this document to “Form 20-F” refer to the SEC filing. The following sections have been removed for our Form 20-F filing with the SEC:

•Letter from the Chairman and the Chief Executive Officer;
•Overview of Our Business — Procurement — Responsible Supply Chain;
•Overview of Our Business — Client Relations — Client Satisfaction;
•2024 Outlook;
•Corporate Governance — Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers;
•Corporate Governance — Responsibilities in respect to the Annual Report;
•Non Financial Statement;
•Controls and procedures — Statement by the Board of Directors;
•Company Financial Statements;
•Other Information — Additional Information for Netherlands Corporate Governance; and
•Independent auditor’s report — Report on the audit of the financial statements 2023 included in the Annual Report in respect of the AFM filing.

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

This document is a PDF copy of the Annual Report of Ferrari N.V. at and for the year ended December 31, 2023 and is not presented in the ESEF-format as specified in the Regulatory Technical Standards on ESEF (Delegated Regulation (EU) 2019/815). The official Annual Report of Ferrari N.V. in ESEF single reporting package, as filed with the AFM, is available on Ferrari’s website.

Certain Defined Terms and Note on Presentation

Certain Defined Terms

In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries as the context may require. References to “Ferrari N.V.” refer to the registrant.

Note on Presentation

This Annual Report includes the consolidated financial statements of Ferrari N.V. at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

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

The financial data in the section “Financial Overview” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

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
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
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
•our low volume strategy;
•our ability to successfully carry out our controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•global economic conditions, macro events, pandemics and conflicts, including the ongoing conflict between Russia and Ukraine and the more recent hostilities between Israel and Hamas;
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
•the ability of our current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;

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

We also support our brand value by promoting a strong connection to our company and our brand among the community of Ferrari enthusiasts. We focus relentlessly on strengthening this connection by rewarding our most loyal clients through a range of initiatives, such as driving events and client activities in Maranello and, most importantly, by providing our most loyal and active clients with preferential access to our newest, most exclusive and highest value cars. As a result, in 2023, we sold approximately 74% of our new cars to existing Ferrari clients and 40% to clients being current owners of more than one Ferrari, which reinforces the demand for our cars and the image of luxury and exclusivity inherent in our brand.

Our commitment to excellence and our pursuit of innovation, state-of-the-art performance and distinction in design and engineering in our luxury cars is inseparable from our commitment to integrity, transparency and responsibility in conducting our business. By fully integrating environmental and social considerations with economic objectives we are able to identify potential risks and capitalize on additional opportunities, resulting in a process of continuous improvement. Sustainability is a core element of our governance model and executive management plays a direct and active role in developing and achieving our sustainability objectives under the direction of our Board of Directors. As a clear demonstration of this commitment, we have strengthened the integration of environmental topics in our strategic plan by presenting, in June 2022, a decarbonization strategy that will help us reach carbon neutrality by 2030.

The foundation of a responsible company rests on being fully attentive to the nature and extent of this interconnection and our understanding of both the potential effects of our activities and how those effects can be mitigated through responsible management.

All of the above is strictly linked to our values:

•INDIVIDUAL AND TEAM: Our talented individuals are our greatest resource. However they can only pursue the extraordinary by working together as a team. By fostering integrity, excellence and generosity, we give each of our people the possibility to express their own full potential - and to be part of something greater.
•TRADITION AND INNOVATION: Tradition and innovation drive each other. The ongoing quest for lasting firsts is what fuels the Ferrari legend. Our ability to combine revolutionary technological solutions with exceptional artisanal craftsmanship is what enables us to create icons that stay timeless in a fast-changing world.
•PASSION AND ACHIEVEMENT: Ferrari’s racing spirit lives on in emotions that transcend the road and the track, ultimately becoming an authentic attitude towards life. Nothing excites us more than setting ambitious targets and expectations - and then exceeding them, to push every boundary. It is how the power of passion becomes the beauty of achievement.

Ferrari audaciously redefines the limits of possible.

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

Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. For example, the expansion of hybrid engine technology and electric engine technology is introducing a significant change in the overall driver experience compared to the combustion engine cars of our historical models and the customer long term response to the change, particularly with respect to fully electric models, remains unknown. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

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

In addition, given the popularity, competitiveness and demographic penetration of social media, Ferrari must maintain a presence on the principal established and emerging social media platforms. If we cannot cost effectively use these marketing tools, if we fail to promote our products and services efficiently and effectively or to properly comply with the applicable laws and regulations, or if our social media campaigns attract negative media attention or customer feedback, the value of our brand may be negatively impacted, as well as our results of operations. The popularity and reach of social media and other online platforms has also made it increasingly easier for individuals and groups to communicate and share opinions and views. Any negative or adverse publicity about us, whether or not truthful, could rapidly disseminate and harm customer and community perceptions as well as confidence in our brand and ultimately impact our business, results of operation and financial condition.

If we are not able to attract and retain qualified personnel, we may not be able to maintain our competitive position or to implement our business strategy.

Our success depends, in part, on our continuing ability to attract, recruit, develop and retain qualified talent. Failure to do so effectively would adversely affect our business. Competition to attract talented employees is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience. In addition, we may not succeed in instilling our corporate culture and values in our personnel and we may not be able to attract, assimilate, develop or retain qualified personnel in the future. Failure to do so could adversely affect our business, including our ability to execute our global business strategy.

Our brand image depends in part on the success of our racing activities, particularly our Formula 1 team.

The prestige, identity, and appeal of the Ferrari brand depends in part on the success of our racing activities, which are a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our cars, which also support the appeal of other Ferrari-branded luxury goods. In particular, we are focused on improving the results of our Scuderia Ferrari racing team in the Formula 1 World Championship and restoring our historical position as the premier racing team in Formula 1, as our most recent Drivers’ Championship and Constructors’ Championship were in 2007 and 2008, respectively. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing teams.
The success of our racing teams depends in particular on our ability to attract and retain top drivers, racing team management and engineering talent. Our primary Formula 1 drivers, team managers and other key employees of Scuderia Ferrari are critical to the success of our Scuderia Ferrari racing team and if we were to lose their services, this could have a material adverse effect on our success and correspondingly the Ferrari brand. If we are unable to find adequate replacements or to attract, retain and incentivize drivers and team managers, other key employees or new qualified personnel, the success of our racing teams may suffer. In addition, the caps on spending imposed by the Formula 1 governing body may hinder our ability to restore our racing preeminence (See “Our revenues from Formula 1 activities may decline and our related expenses may grow”). Because the success of our racing teams forms a large part of our brand identity, a sustained period without racing success could detract from the Ferrari brand and, as a result, from potential clients’ enthusiasm for the Ferrari brand and their perception of our cars, which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.

Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. We are also investing in connectivity, which requires significant investments in research and development; we expect that the future generation of cars will feature a higher degree of connectivity for purposes of infotainment, safety and regulatory compliance. These in-car features may also in the near-to-medium term be driven by advances in artificial intelligence (or AI) which may need to be sourced externally and integrated into the car technology.

Developing or acquiring and applying new automotive technologies is costly, and may become even more costly in the future as available technology advances and competition in the industry increases. If our research and development efforts do not lead to improvements in car performance relative to the competition, or if we are required to spend more to achieve comparable results, the sales of our cars or our profitability may suffer.

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

The integration of electric technology more broadly into our car portfolio over time may present challenges and costs. We expect to continue to increase research and development spending in the medium term, particularly on electric technology-related projects. Although we expect to price our cars appropriately to recoup the investments and expenditures we are making, we cannot be certain that these expenditures will be fully recovered or that they will be recovered with our desired margins. In addition, this transformation of our car technology creates risks and uncertainties such as the impact on driver experience and the impact on the cars’ residual value over time. Other manufacturers of luxury sports cars may be more successful in implementing electric technology. In the long-term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience for the foreseeable future, hybrid and pure electric cars may become the prevalent technology for performance sports cars thereby displacing combustion engine models. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer.”.

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
We are subject throughout the world to comprehensive and constantly evolving laws, regulations and policies. We expect the extent of the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in the future. Failure to comply with applicable laws and regulatory requirements, in addition to the fines it may attract, may negatively impact our business, results of operation and financial condition as well as our reputation.
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

In the United States, there is increasing focus on emissions and pollution regulations in light of changing policies under the current administration. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. However, the coming federal elections throw considerable uncertainty on future changes. In May 2023, the US Environmental Protection Agency (EPA) released its

2027 and later Multi-Pollutant Rulemaking proposal, introducing among other requirements, stricter emission standards (e.g. particulate matter) and a potential ban of fuel enrichment for component protection. Moreover, special provisions for SVMs have almost been completely eliminated; i.e. GHG alternative standards are removed from model year 2025 and no flexibility on exhaust emission standards are provided. Depending on the requirements included in the final rule, the costs of compliance associated with Multi-Pollutant Rulemaking may be substantial.

In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the U.S. Environmental Protection Agency (“EPA”), and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for Small Volume Manufacturers (“SVMs”). We lost our status as an SVM for the United States National Highway Traffic Safety Administration (“NHTSA”) in 2019, because our global production exceeded 10,000 vehicles, but we have not lost our SVM status for EU CO2 regulations or for EPA GHG regulations in the United States. In 2021, 2022 and 2023, our global production exceeded 10,000 vehicles again and therefore we were no longer considered a SVM by the NHTSA for the model years 2021, 2022 and 2023. We purchased the fuel economy (“CAFE”) credits needed to fulfill both our 2021 and 2022 deficits and we are currently evaluating the purchase of credits for 2023. We expect to continue to purchase credits in the coming years if required. We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve, not only in relation to volumes but also in relation to the conditions of operational independence. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we may have a substantial impact on our financial results.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for certain model years that are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). These regulations have evolved over time. In 2018, the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for certain model years if the EPA standards for those years were altered via an amendment of federal regulations and, in 2019, EPA announced a decision to withdraw California’s waiver of preemption under the Clean Air Act. In this decision, the EPA also affirmed the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9, 2022, the EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from model year 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. Therefore, in 2023, in agreement with CARB, Ferrari petitioned for SVM 2021-2025 alternative standards. No official approval has been received from CARB to date. It may be necessary also to increase the number of tests to be performed in order to follow the CARB specific procedures.

In relation to the safety legislation framework, in December 2023, NHTSA published an advanced notice of proposed rulemaking as a first regulatory step to introduce a new FMVSS regulation providing requirements for new technologies to prevent driver distraction, drowsiness, and drunk impaired driving. The costs of compliance associated with these and similar rulemaking may be substantial.

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

In the future, the advent of self-driving technology may result in regulatory changes that we cannot predict but may include limitations or bans on human driving in specific areas. In 2020 the European Commission issued its new digital strategy policies and in 2022 its new digital strategy, which represent a priority in the European Commission’s regulatory agenda. Although no regulations have been issued in this regard, the European Commission has showed a determination to strengthen Europe’s digital sovereignty and role as a standard setter, with a clear focus on data, technology, and infrastructure.

Similarly, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, as a result of progress in electric and hybrid technology. Several others regulations are also emerging to take into account the non-exhaust emissions such as brakes and tires particulate emissions and the environmental impact of the electric and hybrid vehicles components, with a particular focus on batteries and waste batteries.

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

As with raw materials, we are also at risk of supply disruption and shortages in parts and components we purchase for use in our cars. We source a variety of key components from third parties, including transmissions, brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic parts, plastic components as well as castings and tires, which makes us dependent upon the suppliers of such components. In coming years, we will also require a greater number of components for hybrid and electric engines as we continue to deploy hybrid and electric technology in our cars, and we expect producers of these components will be called upon to increase the levels of supply as the shift to hybrid or electric technology gathers pace in the industry. While we obtain components from multiple sources whenever possible, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased by us from single source suppliers. We generally do not qualify alternative sources for most of the single-sourced components we use in our cars and we do not maintain long-term agreements with a number of our suppliers. Furthermore, we have limited ability to monitor the financial stability of our suppliers.

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

Moreover, as the lifecycle of several components becomes shorter in light of the technological shift affecting the industry, a number of the components we use in our production processes may become in the near term obsolete, which will require us to implement new procurement strategies. Those strategies may not be successful and we may not be able to source new components in a timely manner or at competitive prices, and our results of operations may be adversely affected.

In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. The supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, or by unexpected fluctuations in market demand and supply, such as the global shortage of semiconductors that impacted the automotive industry in particular, primarily in 2021. If any major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. The ongoing conflict between Russia and Ukraine, the recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk, in the Donbas region of Ukraine and the resulting geopolitical tensions continue to have a significant impact on the global economy resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation globally. The Russian/Ukrainian conflict has continued to escalate without a resolution expected in the near future, with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain. Many governments around the world, including those of the United States, the European Union and Japan, have announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including luxury transportation items such as automobiles and racing cars). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item. These and any additional sanctions and export controls, as well as any counterresponses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, our supply chain, with negative implications on the availability and prices of raw materials, and our customers, as well as the global financial markets and financial services industry. See also “We are subject to risks related to pandemics or public health crises that may materially and adversely affect our business” for a discussion of widespread public health crises which may affect our supply chain directly or indirectly.

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

On the other hand, our current growth strategy contemplates a measured but significant increase in car sales above current levels as we target a larger customer base and modes of use, we increase our focus on reaching a younger customer base and creating new Ferrari collectors, and our product portfolio evolves with a broader product range. We sold 13,663 cars in 2023 compared to 11,155 cars in 2021 and 7,255 cars in 2014, the year before our initial public offering, and sales are expected to continue to increase gradually.

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

We depend on the sales of a small number of car models to generate our revenues. Our current product portfolio consists of eight Range models, four Special Series models and one strictly limited edition Icona model. In 2022, with the launch of the Purosangue and the 296 GTS, we met our previously announced objective of introducing 15 new models by 2022 (as announced at our Capital Markets Day in September 2018), which is unprecedented for Ferrari over a similar time frame. At our Capital Markets Day in June 2022, we announced our plan to introduce 15 new models over the period from 2023 to 2026. In 2023, we launched five new models: the Roma Spider, the SF90 XX Stradale and SF90 XX Spider (the first ever street legal XX models), the 296 Challenge and the 499P Modificata. Despite our expanded offering, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our Special Series and limited edition models (including the Icona limited editions) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars (including our Special Series and limited edition models) to sustain sales growth in the future.

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

Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we broadened the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. In 2022, with the launch of the Purosangue and the 296 GTS, we met our previously announced objective of introducing 15 new models by 2022 (as announced at our Capital Markets Day in September 2018), which is unprecedented for Ferrari over a similar time frame. At our Capital Markets Day in June 2022, we announced our plan to introduce 15 new models over the period from 2023 to 2026. In 2023, we launched five new models: the Roma Spider, the SF90 XX Stradale and SF90 XX Spider (the first ever street legal XX models), the 296 Challenge and the 499P Modificata. In addition, we are gradually but rapidly expanding the use of hybrid and electric technology in our road cars as we broaden and expand our product portfolio. In 2023, hybrid cars represented 44% of our shipments. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.

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

The luxury performance car market is generally affected by global macroeconomic conditions and many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. Global economic growth slowed sharply in the recent years and a recovery in 2024 is uncertain. In addition, significant inflationary pressures appeared in 2021 in many of the markets in which we operate and this trend was exacerbated in 2022. While inflation recorded in 2023 was more moderate than in 2022, if inflation remains elevated or increases in the future we could face further increases in the costs we incur for raw materials, utilities or services, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. Following the rise in inflation, several main central banks raised interest rates rapidly over the course of 2022 and part of 2023. While certain central banks now appear to follow a softer monetary stance, a higher cost of borrowing compared to recent historical periods may persist in the market. Such increases could impact our ability to obtain affordable financing or could make our cars less affordable to clients, which could cause consumers to delay the purchase of our cars or to purchase less expensive cars.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in the EU and in the United States; if we are unable to expand in other growth markets, a downturn in mature economies such as the EU and the United States may negatively affect our financial performance. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions create additional macroeconomic risk. In the United States, any policy to discourage import into the United States of vehicles produced elsewhere could adversely affect our operations. Any new policies may have an adverse effect on our business, financial condition and results of operations. In general, the banking, economic and monetary crisis, as well as the escalating energy prices triggered by the ongoing conflict between Russia and Ukraine, as well as conflicts elsewhere in the world (including the conflict between Israel and Hamas which has the potential for escalation in the region), may reduce customers’ interest for, and financial ability to buy, luxury products. Although Mainland China, Hong Kong and Taiwan only represented 10 percent of our net revenues in 2023 and is expected to represent a limited proportion of our growth in the short term, slowing economic conditions in Mainland China, Hong Kong and Taiwan may adversely affect our revenues in that region. A significant decline in the EU, the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in China and other growth markets may adversely affect our business”.

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

We are subject to risks related to epidemics, pandemics or other public health crises that may materially and adversely affect our business.
Public health crises such as epidemics, pandemics or similar outbreaks could adversely impact our business. From 2020 to 2022, the global spread of COVID-19, including variants thereof, led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic caused significant disruption to the global economy, including changes in consumer spending and behavior, disruption to supply chains and financial markets, as well as restrictions on business and individual activities, leading to a global economic slowdown and a severe recession in several of the markets in which we operate, which may reverberate after all restrictions are lifted. Our operations were also profoundly disrupted, with our production suspended at our two plants for several months in 2020, and our suppliers and dealers were similarly affected. Governmental restrictions were lifted and partly reintroduced reflecting developments in the pandemic. Future pandemics may have similar, or worse, impacts on our operations.
Furthermore, pandemics or other widespread public health crises may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations.

Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.

Pandemics or other widespread public health crises may also exacerbate other risks disclosed in this section, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.

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

Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The market in which we sell our cars is subject to volatility in demand. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. Global economic growth slowed sharply in 2022, stabilized in 2023 and the outlook for 2024 is uncertain. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in downward price pressure and adversely affect our business, operating results and financial condition. The impact of a luxury market downturn may be particularly pronounced for the most expensive among our car models, which generate a more than proportionate amount of our profits, therefore exacerbating the impact on our results. In addition, these effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.

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

We assemble all of the cars that we sell and manufacture, and all of the engines we use in our cars, at our production facility in Maranello, Italy, where we also have our corporate headquarters. We manufacture all of our car chassis in a nearby facility in Modena, Italy. Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage or labor unrest. Alternatively, changes in law and regulation, including export, tax and employment laws and regulations, or economic conditions, including wage inflation, could make it uneconomic for us to continue manufacturing our cars in Italy. In the event that we were unable to continue production at either of these facilities or it became uneconomic for us to continue to do so, we would need to seek alternative manufacturing arrangements which would take time and reduce our ability to produce sufficient cars to meet demand. Moving manufacturing to other locations may also affect the perception of our brand and car quality among our clients. Such a transfer would materially reduce our revenues and could require significant investment, which as a result could have a material adverse effect on our business, results of operations and financial condition.

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

A disruption in our information technology, including as a result of cybercrimes, could compromise confidential, proprietary and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. A leak of proprietary technical information relating to our cars and our production processes, for example, could cause significant competitive harm. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, especially considering that such cyber incidents may remain undetected for long periods of time. For example, in March 2023 we were the subject of a ransomware attack. Ferrari decided not to pay the ransomware, and rejection of the ransom request led to the leak of a significant amount of customers’ personal identifiable information and we were provided evidence of such leak with respect to several hundred customers. We notified our customers of the potential data exposure and the nature of the incident and we have worked with third party experts to further reinforce our systems. Future breaches may adversely affect our operations and reputation.

Additionally, a significant portion of our office personnel moved to a “remote work” model in response to the COVID-19 pandemic and part-time remote work arrangements are currently in place for our personnel. Remote work relies heavily on the use of remote networking and online conferencing services, which expose us to additional cybersecurity risks. For any of these reasons, we may experience system malfunctions or interruptions.

Although our systems are diversified, including multiple server locations, several layers of cybersecurity countermeasures and controls, a range of software applications for different regions and functions, and we periodically assess and implement actions to reduce risks to our systems and disruptions to our information technology systems and business continuity, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and clients. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our clients and our employees.

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

We expect that future generations of cars will feature an increasing degree of connectivity for purposes of infotainment, safety and regulatory compliance, and the increased demand for a “connected car” has led to increased digitization of car systems, the wide application of software, and the creation of new, fully digital mobility services. This technology is capable of transmitting and storing an increasing amount of personal information belonging to our customers. These new features may increase the cyber security risk of our cars. Any unauthorized access to in-vehicle information technology systems may compromise the car security or the privacy of our customers’ information and expose us to claims as well as reputational damage. In addition, third parties with which we contract could also be subject to external cyber-attacks. Should the third party be connected to our system, the cyber attacker could potentially penetrate our information technology systems. Although we prioritize cybersecurity on all of our cars and when processing personal data, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

Cybersecurity is the object of increasing regulatory updates and we will be required to keep our internal systems updated to comply with the new rules that may come into force. For instance, pursuant to the UN-ECE regulations, we will be required to maintain over time, and to periodically renew, the Cyber Security Management System (“CSMS”) to register and sell our cars, as well as to demonstrate that we are able to deal with, and aware of, potential cyber risks, both for our cars and for our enterprise. Failure to maintain the Cyber Security Management System Certification could result, for the countries where the regulations are applicable, in impossibility to homologate and sell new vehicles.

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

Our growth strategy also depends on our ability to attract quality new dealers to sell our products in new areas. We may face competition from other luxury performance car manufacturers in attracting quality new dealers, based on, among other things, dealer margin, incentives and the performance of other dealers in the region. If we are unable to attract new dealers in targeted growth areas, our prospects could be materially adversely affected.

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

Revenues from our Formula 1 activities depend principally on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources. See “Overview of Our Business—Racing—Formula 1”. If we are unable to renew our existing sponsorship agreements or if we enter into new or renewed sponsorship agreements with less favorable terms, our revenues would decline. In addition, our share of profits related to Formula 1 activities may decline if either our team’s performance worsens compared to other competing teams, or if the overall Formula 1 business suffers, including potentially as a result of increasing popularity of other racing events. Furthermore, in order to compete effectively on track we have been investing significant resources in research and development and to competitively compensate the best available drivers and other racing team members. These expenses also vary based on changes in Formula 1 regulations that require modification to our racing engines and cars. These expenses are expected to continue, and may grow further, including as a result of any changes in Formula 1 regulations, which would negatively affect our results of operations.

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

Starting from 2021, new FIA Formula One financial regulations have been introduced. These provide for a cap on spending for all chassis costs and expenses (excluding, among others, the activities to enable the supply of the current power units, marketing costs, drivers’ salaries and the top three personnel at each team) and a similar cap was introduced also for the development of the power units that will be used in the 2026 season and is applicable for spending starting in 2023. The budget cap for the 2023 Formula 1 season was €140 million in relation to the development and manufacturing of the racing car chassis and $90 million relating to the power units that will be used in the 2026 season. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The budget cap for the 2024 season is currently in the process of being defined but is expected to be higher than in 2023. The cap on expenses affects the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources. Because Formula 1 is key to our brand marketing, the FIA spending cap may also adversely affect our ability to support our brand through renewed racing success.

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

Our success and competitive positioning depend on, among other factors, our registered intellectual property rights, as well as other industrial or intellectual property rights, including confidential know-how, trade secrets, database rights and copyrights. To protect our intellectual property, we rely on intellectual property laws, agreements for the protection of trade secrets, confidentiality and non-disclosure agreements, and other contractual means. Such measures, however, may be inadequate and our intellectual property rights may be infringed or challenged by third parties, and our confidential know-how or trade secrets could be misappropriated or disclosed to the public without our consent. Consultants, vendors and current and former employees, for example, could violate their confidentiality obligations and restrictions on the use of Ferrari’s intellectual property. Ferrari may not be able to prevent such infringements, misappropriations or disclosures, with potential adverse effects on our brand, reputation and business. In particular, our components may be subject to product piracy, where our components are counterfeited, which may result in reputational risk for Ferrari. The risks described above arise particularly in our Brand activities (see “Overview of Our Business—Lifestyle”).

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

Developments in growth markets may adversely affect our business.

We operate in a number of growth markets, both directly and through our dealers, and our exposure to those markets may increase as we may pursue expanded sales in those regions. We believe we have potential for further success in these markets, in particular in Asia, recognizing the increasing personal wealth of consumers. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth will be sustained. For example, rising geopolitical and social tensions, pandemics or similar public health crises, or slowdowns in the rate of growth in these markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.

Furthermore, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control. For instance, since August 2021 the President of the People’s Republic of China has repeatedly signaled the government’s intention to regulate the spending patterns of individuals and families with ultra-high incomes. Resulting regulatory action or similar statements by governmental authorities may affect the social acceptability of spending on luxury goods.

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

The majority of our employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These regulations and the provisions in our collective bargaining agreements may impede our ability to organize our business successfully to compete more efficiently and effectively, which could have a material adverse effect on our results of operations and financial condition.

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

Our debt could adversely affect our operations and we may face difficulties in servicing or refinancing our debt.

As of December 31, 2023, our debt was €2,477 million (which includes our financial services). See “Financial Overview—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Our current and long-term debt, of which 58 percent and 42 percent bore floating rates of interest at December 31, 2023 and 2022, respectively, requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. In 2023, the U.S. Dollar depreciated against the Euro (going from 1.0666 U.S. Dollars for 1 Euro at December 31, 2022 to 1.1050 at December 31, 2023), the Pound Sterling recovered while the Japanese Yen continued to depreciate against the Euro over the course of the year. To date in early 2024 the Euro has not experienced any significant appreciation or depreciation versus the currencies to which Ferrari is exposed, with the exception of the Japanese Yen, which has continued to depreciate against the Euro. If the U.S. Dollar or some other currencies were to depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Financial Overview—Trends, Uncertainties and Opportunities”.

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

Additionally, changes in interest rates impact the interest costs we incur on our debt. See also “Our debt could adversely affect our operations and we may face difficulties in servicing or refinancing our debt” and “Car sales depend in part on the availability of affordable financing”.

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

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through asset-backed financing programs. At December 31, 2023, an amount of $1,289 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Financial Overview—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our controlled or associated finance companies would become more difficult and expensive and our financial condition may therefore be adversely affected.

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

Our dealer and retail customer financing in Europe are mainly provided through Ferrari Financial Services GmbH, our partnership with CA Auto Bank S.p.A. (“CA Auto Bank”), which is a fully owned subsidiary of Crédit Agricole Consumer Finance S.A. (“CACF”) and was formerly FCA Bank S.p.A. (“FCA Bank”) and a joint venture between CACF and FCA Italy S.p.A. (a subsidiary of Stellantis N.V. (hereinafter also “Stellantis” and together with its subsidiaries, the “Stellantis Group”)). If we fail to maintain our partnership with CA Auto Bank, we may not be able to find a suitable alternative partner with similar resources and experience and continue to offer financing services to support the sales of Ferrari cars in key European markets, which could adversely affect our results of operations and financial condition. Following the change of control that lead to the creation of CA Auto Bank through CACF’s acquisition of the 50 percent ownership interest in the former FCA Bank previously owned by the Stellantis Group, Ferrari and CA Auto Bank are currently discussing future developments in relation to their partnership.

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

Exor N.V. (“Exor”) is our largest shareholder, holding approximately 24.65 percent of our outstanding common shares and approximately 36.48 percent of our voting power (as of February 9, 2024). Therefore, Exor has a significant influence over matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 9, 2024, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.48 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to approximately 15.51 percent of voting interest in us (as of February 9, 2024). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, Piero Ferrari also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Trust Piero Ferrari or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

We may have potential conflicts of interest with Stellantis and Exor and its related companies.

Questions relating to conflicts of interest may arise between us and Fiat Chrysler Automobiles N.V., our former largest shareholder, renamed Stellantis N.V., in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and Stellantis. For example, Mr. John Elkann, our Executive Chairman, is the Chairman and an executive director of Stellantis and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of Stellantis or Exor, our and Stellantis’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest. Exor holds approximately 24.65 percent of our outstanding common shares and approximately 36.48 percent of the voting power in us (as of February 9, 2024), while it holds approximately 14.90 percent of the outstanding common shares in Stellantis (based on SEC filings). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. Exor also owns a controlling interest in CNH Industrial N.V. and Iveco Group N.V., which were part of the former Fiat Group before being spun-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and Stellantis or Exor, as applicable.

Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.

The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 9, 2024, Exor had approximately 24.65 percent of our outstanding common shares and a voting interest in Ferrari of approximately 36.48 percent. As of February 9, 2024, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari held voting rights relating to approximately 10.48 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, approximately 15.51 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, summarized under “Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Corporate Governance—Loyalty Voting Program”.

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

We are organized under the laws of the Netherlands, and a substantial portion of our assets are outside of the United States. Most of our Directors and senior management and our independent registered public accounting firm are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our Directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our Directors and officers and our independent registered public accounting firm.

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

In order to reduce future potential disputes with tax authorities, in June 2023 we entered into an advance pricing agreement (APA) with the tax authorities for transfer pricing on intercompany transactions between Ferrari S.p.A. and its foreign subsidiaries. The APA covers the next 5 fiscal years and may be renewed for an additional period with the consent of both parties.

We were admitted to the Cooperative Compliance Regime in Italy by the Italian Revenue Agency, which provides for constant and preventive discussions between the taxpayer and the Italian tax authorities on the most significant transactions. This admission is effective as of 2022 (the year in which the application was filed), and was preceded by the adoption and validation by Italian tax authorities of an internal tax risk control system, referred to as the Tax Control Framework (TCF).

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

Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We are currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with applicable tax regulations in Italy. Law Decree No. 146 as amended by the 2022 Italian budget law, replaced the former Patent Box regime (which allowed taxpayers to exempt from corporate income tax (IRES) and regional income tax (IRAP) up to 50% of their income derived from the direct or indirect exploitation of intangibles) by introducing a new Patent Box regime with a 110% “super tax deduction” for research and development expenses related to eligible intangible assets registered starting from 2021. The decree provides for a specific transitional procedure between the two regimes. The amount of the related tax benefits (if any) that the Group may receive from the Patent Box or other tax regimes remains subject to uncertainty.

In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no.126/2020, which reopened the voluntary step up of tangible and intangible assets, with the application of a three-percent substitutive tax rate.

Furthermore, we currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses and for the investments on manufacturing equipment, the Allowance for Corporate Equity (ACE) and tax credits for energy costs, which result in tax savings. 2023 was the last year in which both ACE and tax credits for energy costs were permitted.

These measures continue to mitigate the tax burden in Italy. Significant changes in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges. See also “Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.”.

Overview

Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful racing team in the history of Formula 1. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 243 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. We are the only team which has taken part in all the editions of the Championship, racing in more than 1,000 Formula 1 Grand Prix races.

We design, engineer and produce our cars in Maranello, Italy, and sell them in over 52 markets worldwide through a network of 178 authorized dealers operating 196 points of sale as of the end of 2023.

We believe that our cars are the epitome of design, performance and driving thrills. Our product offering comprises four main pillars: Range, Special Series, Icona and Supercar. Our current product portfolio (including cars presented in 2023, for which shipments will commence in future years) is comprised of nine Range models (three V8 internal combustion engine (“ICE”) models: Portofino M, Roma and Roma Spider; two V12 ICE models: 812 GTS and Purosangue; two V6 hybrid models: 296 GTB and 296 GTS; two V8 hybrid models: SF90 Stradale and SF90 Spider), four Special Series models (812 Competizione, 812 Competizione A, SF90 XX Stradale and SF90 XX Spider), and our latest Icona (Daytona SP3). In 2023, we launched five new models: the Roma Spider, the SF90 XX Stradale and SF90 XX Spider, the first ever street legal XX models, the 296 Challenge and the 499P Modificata, and we completed the shipments of the F8 Tributo and the F8 Spider, while the Portofino M is approaching the end of its lifecycle in early 2024.
We also from time to time produce limited edition Supercars and One-Off cars. Our most recent Supercar model, the LaFerrari Aperta, the spider version of the LaFerrari, was launched in 2016 to celebrate our 70th anniversary.
In 2023, we shipped 13,663 cars and recorded net revenues of €5,970 million, Operating profit (EBIT) of €1,617 million, net profit of €1,257 million and net profit before income tax expense, financial expenses, net and amortization and depreciation (EBITDA) of €2,279 million. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP financial measures we present, see “Financial Overview—Non-GAAP Financial Measures”.

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) Europe, Middle East and Africa (“EMEA”), (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of Asia-Pacific (“APAC”), which represented respectively 44.4 percent, 27.9 percent, 10.9 percent and 16.8 percent of units shipped in 2023. The geographic allocation of our shipments and their mix by product reflects our deliberate allocation strategy over the lifecycle of the individual models and is generally impacted by the phase-in/phase-out pace of the models, as well as the length of waiting lists and other market-specific factors and conditions, including our commercial strategy and the potential for future growth.

We focus our marketing and promotion efforts on the investments we make in our racing activities and in particular, our participation in the FIA Formula 1 World Championship with Scuderia Ferrari and the FIA World Endurance Championship with the Ferrari Endurance Team, the former being the pinnacle of motorsport and one of the most watched annual sports series in the world, with 3.1 billion website and social media page views for the 2023 season and an average television audience of 66.6 million viewers per Grand Prix (Source: Formula 1). Although our most recent Formula 1 world title was in 2007, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public. Beyond Formula 1, we engage in several other competitive motorsport events and in 2023 we recorded victories in some of the world’s prominent endurance races, including the centenary 24 Hours of Le Mans.

Ferrari’s presence in the broader luxury landscape is a unique opportunity to ensure brand relevance across present and future generations and to amplify the cultural relevance of our brand. As one of the world’s primary luxury brands, we operate in carefully selected luxury and lifestyle categories - personal luxury goods, collectibles and experiences, the role of which is to fuel long-term growth by broadening our customer base and expanding our unique value proposition beyond our core business, while preserving the brand’s DNA, its heritage and values. See below “Overview of Our Business—Lifestyle”.

As part of our lifestyle activities, we launched our own Ferrari fashion collections with dedicated fashion shows in June 2021 and we have continued with successive showcases culminating in the latest displays in February 2023 and September 2023. We also license the Ferrari brand to a limited number of producers and retailers of luxury and lifestyle sectors, including theme parks that, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts. The world of Ferrari can also be experienced in our Ferrari Museum in Maranello and in the Enzo Ferrari Museum in Modena.

Our international network of Ferrari Stores consisted of 14 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2023, where visitors can find our fashion collection, as well as on our website and in selected multi-brand points of sale.

We will continue focusing our efforts on protecting and enhancing the value of our brand to preserve our strong financial profile and fuel long term growth in existing and emerging markets, while expanding the Ferrari brand to carefully selected lifestyle categories.

History of the Company

Ferrari N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on September 4, 2015 with an indefinite duration. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands, and our corporate address and principal place of business are located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Ferrari is registered with the Dutch Trade Register of the Chamber of Commerce under number 64060977. Its telephone number is +39-0536-949111. The name and address of the Company’s agent in the United States is: Ferrari North America, Inc., 250 Sylvan Avenue, Englewood Cliffs, NJ 07632. Its telephone number is +1 (201) 816 2600.

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

Ferrari became an independent, publicly traded company following its separation from FCA (following the merger with Peugeot S.A. in January 2021, Stellantis), which was completed on January 3, 2016 (the “Separation”) and occurred through a series of transactions including (i) an intragroup restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange in October 2015 under the ticker symbol RACE, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. On January 4, 2016, the Company also completed the listing of its common shares on the Mercato Telematico Azionario (“MTA”, subsequently renamed Euronext Milan), under the ticker symbol RACE.

Industry Overview

Within the luxury goods market, as of 2023, we define our target market for luxury performance cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 180,000 (Italian market price including VAT has been used as reference). The luxury performance car market historically has followed relatively closely growth patterns in the broader luxury market. The luxury performance car market is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.

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

After the challenges brought by the onset of the COVID-19 pandemic in 2020, which depressed industry volumes, the luxury performance car market experienced a V-shaped recovery in 2021; in 2022 it surpassed 2019 pre-pandemic levels, growing again in 2023. Ferrari shipments surpassed the 2019 pre-pandemic levels in 2021 (a year earlier than the luxury performance car market), benefiting from actions implemented by the group to mitigate the impact of the COVID-19 pandemic and to maintain production capacity. Ferrari continued with strong growth in shipments again in both 2022 and 2023, in line with plans.

As of 2023, Ferrari commenced deliveries of the Purosangue: the first four-door, four wheel-drive and four-seater Ferrari. Given this broadening of Ferrari’s car production, the reference Luxury Performance Car Industry in which Ferrari competes has been enlarged to include also high-riding four-door luxury performance cars offering more than 500 hp and priced in excess of Euro 180,000 (Italian market price including VAT as reference).

Unlike in other segments of the broader luxury market, in the Luxury Performance Car Industry, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement of a new product is capable of creating and capturing its own demand from clients. The luxury performance car market also experienced an increased demand for personalization and digital connectivity, with several industry players introducing customized solutions to serve local markets.

In line with the characteristics of the market as noted above, one of the key elements driving the positive performance of the Luxury Performance Car Industry in 2021, 2022 and 2023 was the renewed product offering by several competitors, despite several adverse global events like supply chain issues, the semi-conductor crisis, rising inflation and the ongoing conflicts between Russia-Ukraine and Israel-Hamas. Most of the producers in the Luxury Performance Car Industry managed to navigate through these difficulties by adjusting their supply chain policies and by revising their pricing strategies, as well as through the aforementioned renewal of their product offerings.

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

As shown in the chart below, our volumes have historically proven less volatile than our competitors’. We believe this is due to our strategy of maintaining low volumes compared to demand, as well as to the higher number of models in our product portfolio and our more frequent product launches compared to our competitors.

UNITS
UNITS
FERRARI
ENLARGED & LUXURY PERFORMANCE CAR INDUSTRY
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
85,000
75,000
65,000
55,000
45,000
35,000
25,000
15,000
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010
Dec. 31, 2011
Dec. 31, 2012
Dec. 31, 2013
Dec. 31, 2014
Dec. 31, 2015
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021
Dec. 31, 2022
Dec. 31, 2023
FERRARI
ENLARGED LUXURY PERFORMANCE CAR INDUSTRY
LUXURY PERFORMANCE CAR INDUSTRY

•Ferrari, Luxury Performance Car Industry & Enlarged Luxury Performance Car Industry data are updated to December 31, 2023. Data is based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, Canada, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Hungary-Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.
•We identify the Luxury Performance Car Industry to include all two-door luxury sports cars with power above 500 hp, and retail price above Euro 180,000 (Italian market price including VAT as reference) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Porsche and Rolls-Royce.
•With the Purosangue, Ferrari entered a new segment of four-door and four-wheel drive high performance vehicles. As a result, in addition to the “Luxury Performance Car Industry” historically considered, we also identified the “Enlarged Luxury Performance Car Industry”: a broader market segment which also includes high-riding four door luxury performance cars offering more than 500 hp and priced in excess of Euro 180,000 (Italian market price including VAT as reference), mostly sold by the same aforementioned competitors with the addition of Land Rover.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 91% of the total Ferrari shipments in 2023).

In 2023, Ferrari’s volumes in the largest 25 markets increased compared to 2022, primarily driven by the contribution from our enlarged product range.

The charts below set forth our market shares in 2023 based on volumes in our largest 25 markets by geographical area.

•In 2023, we had a market share of 25% in the Luxury Performance Car Industry, which is our historic reference market.

•In 2023, we had a market share of 15% in the Enlarged Luxury Performance Car Industry, in which also high riding four-door luxury performance cars are included.

•Ferrari, Luxury Performance Car Industry & Enlarged Luxury Performance Car Industry data are updated to December 31, 2023. Data is based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, Canada, South Korea, Mainland China, Russia, Australia, New Zealand, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-UNRAE; Netherlands-VWE; Poland-CEPiK; Hungary- Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA
•We identify the "Luxury Performance Car Industry" to include all two-door luxury sports cars with power above 500 hp, and retail price above Euro 180,000 (Italian market price including VAT as reference) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Porsche and Rolls-Royce. Ferrari is market leader in several countries, including Italy, Japan, Mainland China, Taiwan, Singapore and South Korea among others.
•With the Purosangue, Ferrari entered in a new segment of four-door and four-wheel drive high performance vehicles. As a result, in addition to the “Luxury Performance Car Industry” historically considered, we also identified the “Enlarged Luxury Performance Car Industry”: a broader market segment which also includes high-riding four-door luxury performance cars offering more than 500 hp and priced in excess of Euro 180,000 (Italian market price including VAT as reference), mostly sold by the same aforementioned competitors with the addition of Land Rover. With respect to the Enlarged perimeter, Ferrari maintains its leadership in Italy, Taiwan, Singapore and Japan among others.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 91% of the total Ferrari shipments in 2023).
•.

While we monitor our market share as an indicator of our brand appeal, we do not regard market share as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing.

Competition

Competition in the luxury performance car market is concentrated in a fairly small number of producers, including both large automotive companies that own luxury brands as well as small producers exclusively focused on luxury cars, like us. Our main competitors are Lamborghini, McLaren, Aston Martin, Rolls-Royce and Bentley, as well as Porsche, Mercedes, Audi, BMW and Land Rover in certain segments of the market, and may vary based on the technical characteristics and target customer segment for each model.

Competition in the luxury performance car market is primarily driven by the strength of the brand and the appeal of the products in terms of performance, driving thrills, styling and innovation as well as by the manufacturers’ ability to regularly renew their product offerings to continue to stimulate customer demand.

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

Overview of Our Business

Sports Car Line-Up
Our product offering comprises four main pillars: Range, Special Series, Icona and Supercar. Our current product portfolio includes nine Range models (three V8 internal combustion engine (“ICE”) models: Portofino M, Roma and Roma Spider; two V12 ICE models: 812 GTS and Purosangue; two V6 hybrid models: 296 GTB and 296 GTS; two V8 hybrid models: SF90 Stradale and SF90 Spider), four Special Series models (812 Competizione, 812 Competizione A, SF90 XX Stradale and SF90 XX Spider), and one limited edition Icona model (Daytona SP3). We also from time to time produce limited edition Supercars and One-Off cars. Our most recent Supercar model, the LaFerrari Aperta, was launched in 2016 to celebrate our 70th anniversary. In 2023, we launched five models (the Roma Spider, SF90 XX Stradale and SF90 XX Spider, the 296 Challenge and the 499P Modificata) and we completed the shipments of the F8 Tributo and F8 Spider, while the Portofino M is approaching the end of its lifecycle in early 2024.

Our diversified product offering may include different architectures (such as front-engine and mid-rear engine), engine sizes (V6, V8 and V12), technologies (natural aspirated, turbo-charged, hybrid), body styles (such as coupes, spiders, targa and 4-doors) and seats (2 seaters, 2+ seaters, 4 seaters).

We target end clients seeking high performance cars with distinctive design and state-of-the-art technology. Our broad product portfolio is designed to fulfill the strategy of “different Ferrari for different Ferraristi, different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of current and new customer segments (in terms of sportiness, comfort, on-board space and design, amongst others) and that can allow our existing clients to use a Ferrari in various moments of their lives. We believe that our target end clients can be divided into two main categories: on the one hand, the “Sports Car Driver”, a client looking for an elegant and understated design, who likes driving their car in a variety of locations and conditions, alone or with passengers, and who uses their Ferrari for longer journeys; on the other hand, the “Pilot”, a client looking for a high performing and extreme sports car, who intends to drive their car on track and on challenging roads, and who is looking for an exciting driving experience.

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

The following chart shows the percentage of our unit shipments(1) by pillar(2) for the years ended December 31, 2023, 2022 and 2021:

(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)    There were no shipments of Supercars during the period from 2021 to 2023.

The following chart shows the percentage of our unit shipments(1) by geographic market for the years ended December 31, 2023, 2022 and 2021:

(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.

See also “Financial Overview—Trends, Uncertainties and Opportunities—Shipments”.

The following chart shows the percentage of our unit shipments(1) by engine type for the years ended December 31, 2023, 2022 and 2021:

(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.

Range
Our Range line comprises products designed for both our Pilot and our Sports Car Driver clients.

Range models designed for Pilot clients are characterized by compact bodies, a design guided by performance and aerodynamics, that often benefit from technologies initially developed for our Formula 1 single-seaters or other racing activities. They favor performance over comfort, seeking to provide the driver with an immediate response and superior handling, leveraging state-of-the-art vehicle dynamics, components and controls. We currently offer five such models: the SF90 Stradale and the SF90 Spider, our first series production cars which feature PHEV technology that combines a V8 engine (780 hp) with three electric motors allowing the car to reach 1,000 hp; the 812 GTS, equipped with a front V12 engine (800 hp); the 296 GTB and the 296 GTS, which also feature PHEV technology and are powered by the first 6-cylinder engine installed on a Ferrari road car, producing 830 hp of total power output delivered by the new 120° V6 engine (663 hp), coupled with an electric motor capable of delivering a further 122 kW (167 hp) – an unprecedented performance for a V6 car.

Range models designed for Sports Car Driver clients, which also exhibit the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and on-board life quality. We currently offer three such models: two models equipped with our V8 engine; the Roma (620 hp) and the Roma Spider (620 hp), and one model equipped with our V12 naturally aspirated engine, the Purosangue (725 hp) launched in September 2022. In 2023 we also offered the Portofino M (620 hp), which is equiped with our V8 engine and is approaching the end of its lifecycle in early 2024.

Special Series

From time to time, we also design, engineer and produce Special Series cars which can be limited in time or volume and are usually based on some of our Range models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving thrills. Our Special Series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new Range models. In 2021, we launched the 812 Competizione, shipments of which commenced in 2022, and the 812 Competizione A, for which shipments commenced in 2023. The 812 Competizione and the 812 Competizione A, respectively a coupe and targa, both feature 830 hp engines with an extraordinary weight to power ratio of 1.79 kg/hp, which puts them at the top of our V12 car category, reaching 0-100 km/h in 2.85 seconds and 0-200 km/h in 7.7 seconds. In 2023, we launched the SF90 XX Stradale and SF90 XX Spider, the new pinnacle of performance and technological content, and the first XX street legal cars. The coupè reaches 0-100 km/h in 2.3 seconds and 0-200 km/h in 6.5 seconds, and set the Fiorano lap time record for street legal cars with 1 minute and 17.3 seconds. Shipments of these cars are expected to start in 2024.

Icona

In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic concepts of our history and reinterprets them in a modern fashion, pairing timeless design with state-of-the-art materials and technology. The first example of this strictly limited-edition product line-up is the Ferrari Monza SP1/SP2, which is inspired by the classic collectible barchetta cars, the 750 Monza and 860 Monza, and currently out of production. In 2021, the Daytona SP3 was unveiled. This limited-edition targa takes inspiration from legendary Ferrari sports prototypes of the 1960s and sports a naturally aspirated V12 engine, mid-rear-mounted in typical racing car style. The most iconic of all Ferrari’s engines, this power unit delivers 840 hp – along with 697 Nm of torque and maximum revs of 9500 RPM – making it the most powerful naturally aspirated road engine ever built by Ferrari.

Supercars

In line with our tradition of Supercars starting with the GTO (288 GTO) in 1984, and including the F40 in 1987, the F50 in 1995, the Enzo in 2002, the LaFerrari in 2013 and the LaFerrari Aperta, our latest supercar launched in 2016, we also produce limited edition Supercars. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future Range models, with innovative features and futuristic design.

Track cars

We also develop special track racing cars that are based on our range and special series models. These cars are not registered for use on the road and may only be used on track in competitive and non-competitive race events, including for our XX Programme, Endurance and Racing Clienti activities.

One-Offs

In order to meet the varying needs of our most loyal and discerning clients, we also produce a very limited number of One-Off models. While based on the chassis and equipped with engines of one of the current models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models emerged from our One-Off program include the SP12 EC (inspired by the 512 BB and created in 2011), the F12 TRS (a radical two-seat roadster created on the platform of the F12 Berlinetta in 2014), the Ferrari SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40), the 458MM Speciale (the last mid rear model with a V8 naturally aspirated engine in 2016), the Ferrari P80/C, a real track car taking inspiration from past Ferrari Sport Prototipo models, and the Ferrari Omologata, based on the 812 Superfast V12 platform. The last models include the BR20, a very elegant V12 based on the GTC4 Lusso and produced in 2021, and the SP48 Unica, based on the F8 Tributo, and SP51, based on the 812 Superfast but with an open-air configuration, both launched in 2022. In 2023, we produced the KC23, a non-homologated car based on the 488 GT3 and featuring a futuristic design, as well as the SP-8, which is based on the F8 Tributo and features a particular targa design and visible carbon fiber in the front part of the car.

The following chart shows our product offering’s strategic pillars in terms of their appeal to Ferraristi and collectors respectively.

Personalization Offer

All of our models feature highly customizable interior and exterior options, which are included in our personalization catalogue. Some of these options include performance contents like carbon fiber parts, carbon fiber wheels, titanium exhaust systems, alternative brake caliper colors, parking cameras, MagnaRide dual mode suspension, various door panel configurations, steering wheel inserts and state-of-the-art custom high fidelity sound systems. Starting with the SF90 Stradale and the SF90 Spider, we have also introduced the “Assetto Fiorano” configuration, which provides numerous exclusive features for those who seek extreme performance and design. This specific configuration is also available for the 296 GTB and 296 GTS. For models launched in 2023, we added new personalization features for our clients to choose from, including the possibility to have the soft top in different fabrics/colors (Roma Spider) or the body of the car in natural carbon-fiber with a clear lacquer finish (Daytona SP3 and SF90 XX).

With our “Special Equipment & Atelier” program, we offer clients additional customization choices for their cars. Our specialists are able to guide clients in creating a highly personalized car through a wide catalogue of special items such as different types of rare leathers, custom stitching, special paints, special carbon fiber, and personalized luggage sets designed to match the car’s interior. In 2023, we also launched a dedicated livery celebrating the participation in the WEC series (crowned by Ferrari’s victory at Le Mans).

The “Tailor Made” program provides an additional level of personalization to meet the increased expectations of our clients. A dedicated Ferrari designer assists clients in selecting and applying virtually any specific design element of their choice. Our clients benefit from a large selection of finishes and accessories in an array of different materials (ranging from cashmere to denim), treatments and hues. To assist our clients’ choice, we also offer three collections inspired by Ferrari’s own tradition: Scuderia (taking its lead from our sporting history), Classica (bringing a modern twist to the styling cues of our signature Range models) and Inedita (highlighting more experimental and innovation-led personalization). In 2023, we developed several innovative projects, including one which supported a charity event in New York.

The “One-off” program is the maximum level of personalization and exclusivity. See “—One-Offs” above for additional details.

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

In 2010 we established the Ferrari Design Centre, our in-house design department, with the objective of improving control over the entire design process and ensuring long-term continuity of the Ferrari style. The mission of the Ferrari Design Centre is to define and evolve the stylistic direction of the marque, imprinting all new products with a modern stamp, according to a futuristic, uncompromised vision. The name and logo “Ferrari Design” denotes all concepts and works of the Ferrari Design Centre (see “—Intellectual Property”). The Ferrari Design Centre handles all aspects of automotive styling for the Ferrari road cars product range, encompassing the styling of all bodywork, external components and interior trim, applied to series production models for the Range, Special Series, Supercars, Icona, One-Offs, concept cars and some track-only models. The Ferrari Design Centre also includes a Color & Trim unit which manages the choice of materials and finishes for both exterior and interior trim and, in addition, is responsible for the Tailor Made program in conjunction with the Product Marketing department. The Ferrari Design Centre is also often involved in the styling and conceptual definition of Ferrari branded products produced by our licensees (see “—Lifestyle”). In 2019, we created the Advanced Design team, a laboratory that aims at defining the brand’s design vision, developing new concepts and formal languages through so far unexplored methods and tools, and trying to achieve simplification and formal purity while staying true to the Ferrari DNA which has characterized its history.

The Ferrari Design Centre is organized as an integrated automotive design studio, employing a total workforce of approximately 60 employees (including designers, 3D surfacing operators, physical modelers and graphic artists), as well as contractors. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.

In September 2018, we opened a new building for the Ferrari Design Centre, which is our first facility fully dedicated to our in-house design department. The new building hosts two Ateliers and the Tailor Made department to engage clients with Ferrari’s rich personalization services. The Ferrari Design Centre has designed our most recent cars, including our entire current line-up.

During its 14 year history, the Ferrari Design Centre has received many prestigious design awards for the cars it designed, including the following in the last 2 years:

•Ferrari Purosangue: Car Design Award (2023); Red Dot Best of The Best Award (2023); iF Design Award (2023); EyesOn Design Award - Best Production Vehicle (2023); AUTONIS Award- Auto Motor und Sport (2023);
•Ferrari Vision Gran Turismo: Red Dot Best of The Best Award (2023);
•Ferrari 296 GTS: Red Dot Design Award (2023);
•Ferrari Daytona: iF Design Award (2023);
•Ferrari Roma Spider: AUTONIS Award- Auto Motor und Sport (2023); Sunday Times - Dream Car Award (2023);
•Ferrari Design Centre: Car Design Award 2023 – Ferrari brand design language (2023);
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
•Ferrari 812 Competizione: iF Design Award (2022); Red Dot Design Award (2022);
•Ferrari 812 Competizione A: iF Design Award (2022); Red Dot Design Award (2022).

The multi-year collaboration with the creative collective LoveFrom, which started in September 2021, continues today and the partnership brings together Ferrari’s legendary performance and excellence and LoveFrom’s experience and creativity that has defined extraordinary world changing products.

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
•prioritizing innovations in core hardware and software, including through open innovation;
•tailoring existing solutions available on the market; and
•developing distinctive and iconic components.

In addition to these internally driven factors, regulation is key in determining the direction of innovation.

Furthermore, being prepared for change is part of our DNA, and climate change is a further stimulus for us to innovate. In the near future, we expect Ferrari’s innovation program to be focused not only on electric transition but also on innovative materials, alternative fuels, lubricants and coolants, as well as on aerodynamics.

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

Key Features of our Offer

Three Powertrains with Distinctive Driving Emotions

Ferrari engines are characterized by prime performance in a key parameter for cars’ engines: specific power (power for displacement and power for mass/weight). We intend to broaden the powertrain offering to include full electric, hydrogen and other technologies as well as the internal combustion engine (ICE) which continues to represent Ferrari’s heritage.

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
•Hybrid – our cars have shown that hybrid is the right technology for increasing pure performance, and we have taken advantage of the technology transfer from the racing world. Ferrari firmly believes that the hybrid powertrain can further increase performance, as evidenced by the four hybrid cars currently in our product portfolio.
•Electric – leveraging strong commonalities with the internal combustion engine, including technology transfer from the racing world, precision mechanics, fluid-dynamics and performance software, electric technology will also provide unique elements, driving emotions and the thrills of a true Ferrari.

The worlds of electric and combustion engines have many similarities, including:

•the racing world - Formula 1 and other racing competitions were and will be the starting point for the development and test of new contents to use on our range cars. For instance, the architecture of our electric engine is racing derived; but the challenge has been to industrialize that engine, in order to move from unitary production to that of thousands of units. A challenge that we have met thanks to the precision mechanics know-how already existing in Maranello;

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

By combining sensors and software, it will be possible to further improve the performance and driving thrills of our cars. For example, comparing a Ferrari with a 6D sensor and one without it, we have reduced our braking distance by approximately 10% thanks to the information collected through accelerometers, gyroscopes, and the deep control vehicle software know-how. Another example is the FAST (“Ferrari Active Suspension Technology”), a technology first introduced on the Purosangue that enables our cars to apply the best suspension for every driving condition by keeping the vehicle body at the best elevation for riding. FAST controls body roll in corners as well as the tire contact patch over high-frequency bumps.

Architecture

The other principal technical area we are focusing on is architecture. Our architecture covers all principal technical specifications of future Ferrari models. We expect that innovation requirements will arise principally from: the evolution of engine families; the level of hybridization and electrification; modes of traction; the number of seats up to a real four-seater; and the body style, which will vary much more significantly than in the past.

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

“Make or buy” approach

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

Manufacturing

Our production facilities are located in Maranello and in Modena, Italy (see “—Properties”). Our production processes include supply chain management, production and distribution logistics of cars in our Range models and Special Series, as well as assembly of prototypes and avanseries.

Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs (over 70,000 product identifier codes sourced from approximately 500 total suppliers) entailing complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in or near Maranello, and its management is outsourced to a third party logistics company.

Production of our cars starts with the aluminum bodyworks at our plant in Modena (Carrozzeria Scaglietti) and the remainder of the manufacturing process takes place at our plant in Maranello, including aluminum alloy casting in our foundry, engine construction, mechanical machining, painting, car assembly and bench testing. All parts and components not produced in house at Ferrari are sourced from our panel of suppliers (see “—Procurement”).

In recent years we have made significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state-of-the-art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly. Since 2021 we have been acquiring additional resources and production equipment, mainly in relation to Battery Electric Vehicles (“BEVs”), to successfully manage the new technological advancements and related challenges resulting from the transition to electrification. Our BEVs and related components will be produced in our e-building, a strategic asset that is expected to be inaugurated in June 2024. For additional information relating to our e-building see “—Properties”)

As at December 31, 2023, our production processes employed 1,701 engineers, technicians and other personnel (177 white collar employees and 1,524 blue collar, of which 475 were agency production workers). We have a flexible production organization, which allows us to adjust production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. Our facilities can accommodate an increase in production compared to current output with the increase of weekend shifts to address special peaks in demand. Since 2021 we have increased production with the introduction of a second shift on car assembly lines in addition to the single shift operated on the V8 assembly line. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. We are also committed to continually improving the reliability of our cars, reducing defects, and optimize finishing.

Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinder heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.

Engine Production

Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinder heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, as well as our own shell and sand casting molds. Once all components are ready, engines are assembled on different lines for our V12 engines, our V8 and V6 engines, and the V6 engines for Maserati. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine goes to the test benches to ensure it delivers the expected performance: approximately 90 to 95 percent of engines are cold tested and approximately 5 to 10 percent of engines are also hot tested and measured for power and torque. In 2023, we produced an average of approximately 89 engines per day, including 16 V12 engines on two-shifts and 52 V8/V6 engines (including 5 V8 turbo engines for Maserati), as well as 21 V6 engines for Maserati. The production of engines for Maserati stopped at the end of 2023 (see “—Manufacturing—Engines for Maserati”).

Body Assembly

In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our V6, V8 and V12 aluminum bodies and two dedicated lines respectively for the assembly of the Purosangue and the special carbon fiber body for the Daytona SP3. The main components of the body-shells are not produced internally but are sourced from manufacturers of chassis, bodies and carbon fiber parts. We carefully assemble and check the geometric alignment of the various parts with electronic templates and gauges. We then carry out aesthetic controls on the surface of the aluminum panels in order to eliminate any imperfections by either filing or panel beating. Our highly qualified specialists manage specific phases of body-shell manufacturing, such as the completely manual execution of the “aesthetic welding”, a unique joint weld between flank and roof of certain models, including the Roma, giving the impression that the body is one single piece.

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

Personalization and Road Tests
During the assembly process of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports Car Line-Up—Personalization Offer”). After the assembly phase, every car completes a 40-kilometer road test-drive.

Finishing and Cleaning

After the road test all cars go to the finishing department. There, we thoroughly clean interior and exterior, perform a comprehensive review of the whole car, and polish and finish the bodies to give them their final appearance.

Engines for Maserati

We produced engines for Maserati from 2003 until December 2023, when the contract pursuant to which such engines were produced expired. In 2023, we sold approximately 5,600 engines to Maserati.

The engines we produced for Maserati include both engines produced as variants of engines produced for Ferrari cars, such as the V8 engines, which were mounted on Maserati’s highest performing models, such as the Quattroporte and Levante (turbo engines), the GranTurismo and the GranCabrio (aspirated engines) and engines produced exclusively for Maserati, mainly the F160 3.0-liter V6 Turbo engines, to be installed on the Quattroporte and Ghibli, and the F161 engines, to be installed on the Levante, Maserati’s SUV.

The facilities that were used for the production of Maserati engines have been reallocated to other production activities of the Group.

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

For the year ended December 31, 2023, the purchases from our ten largest suppliers by value accounted for approximately 20 percent of total procurement costs, and no supplier accounted for more than 10 percent of our total procurement costs.
Sales and After-Sales

Our commercial team is organized in four geographic areas, covering our principal regional end markets: (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC.

Dealer Network

We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2023, our network comprised 178 dealers operating 196 points of sale.

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

While dealers may hold multiple franchises, we enjoy a high degree of prominence and level of representation at each point of sale, where the great majority of the client interface and retail experience is exclusive to Ferrari. Our network and business development team works with all dealers to ensure our operating standards are met. Our rigorous design, layout and corporate identity guidelines guarantee uniformity of the Ferrari image and client interface.

Our dealer network has consistently and proactively invested in its facilities in recent years and the majority of our dealer network’s worldwide facilities have been upgraded with the latest Ferrari corporate identity guidelines, in order to provide clients with a superior experience while delivering a unique luxury environment and digital touchpoints to complement the physical space.

Furthermore, at the end of 2023, Ferrari presented to its dealer network the Company’s vision on the new Ferrari point of sale, which will be implemented starting in 2024, continuing to invest in a strategy aimed at delivering a superior client experience and to foster the relationship between Ferrari and its client community to an even higher level.

Ferrari also uses an omni-touchpoint strategy and continues to     engage with dealers and clients at different levels. The client engagement typically takes place at the dealerships, whose ability to promote the client-community life has been reinforced via a new corporate identity implemented in recent years, but also through digital touchpoints such as the MyFerrari App, and through a plan of exclusive experiences organized at our headquarters in Maranello, as well as at a regional or dealer level. Client engagement activities typically feature various car driving opportunities, both on track and on the road. We have also developed and implemented several engagement activities aimed at gathering the client community and promoting the discovery of our brand, including through experience touchpoints. The Casa Ferrari hospitality has been proposed for several years and 2023 saw the second application of the Universo Ferrari brand exhibition take place in Seoul, South Korea, after the first edition outside of Maranello was held in Sydney, Australia, in November 2022. Other important formats of client engagement were launched in 2023, with a special focus on driving events, where two new international formats were inaugurated:

•the Tribute to Le Mans, a tour of modern Ferraris driven by our clients to Le Mans on the occasion of Ferrari’s participation in the 24 Hours race in June 2023; and
•the first Ferrari Legacy Tour, a tour that will be dedicated each year to an iconic model of the Company’s history, and open only to such models driven by their current owners. The inaugural 2023 edition was dedicated to the Ferrari F40, while the 2024 edition will be dedicated to the GTO, also commonly referred to as 288GTO.

Competence building and training are also key to the implementation of our strategy. Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. In recent years we have adapted our training strategy by introducing and enhancing virtual-training solutions, including as a result of COVID-19-related restrictions, while continuing to foster expertise in the network at the highest level. We also introduced new courses in areas such as digital commercial execution and luxury experience management, as well as design applied to the personalization experience for clients, with the aim of delivering the best possible client experience.

We collect and observe data relating to dealer profitability and financial health to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our regional executives visit dealerships regularly to monitor and measure performance and compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances, including failure to meet performance or financial standards, or failure to comply with our guidelines. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.

We provide a suggested retail price or a maximum retail price for all of our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we offer direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).

The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 196 points of sale at December 31, 2023:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.9% of our shipments, and our 15 largest dealers representing approximately 23% of our shipments in 2023.

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

After-Sales

Dealers provide after-sales services to clients, either at facilities adjacent to showrooms or in stand-alone service points across 247 facilities worldwide at December 31, 2023. After-sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors,” Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

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

Financial Services

We offer retail client financing for the purchase of our cars through the operations of Ferrari Financial Services (“FFS”):

•directly in the United States through our fully owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”);
•through Ferrari Financial Services GmbH (in partnership with CA Auto Bank) in certain markets in EMEA (primarily the UK, Germany and Switzerland); and
•through various partnerships in other European countries and other major international markets, such as Japan and Mainland China (which may also provide financing to our dealers).

Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both current and new) interested in purchasing a wide range of cars, from our current product range to older pre-owned and classic models. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.

At December 31, 2023, the consolidated financial services portfolio was €1,451 million and entirely originated in the United States.

Client Relations

Our clients are the backbone of our business together with our brand and our technology. We do not promote our brand or our cars through general advertising. Our main brand marketing and promotional activities have two principal targets.

Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Racing—Formula 1”). We also reach the general public through the activities of our lifestyle division, through the sale of luxury goods at our stores and online, the brand’s experience parks and museums, and collectibles. We also engage in other brand-promotional activities through digital platforms such as eSports, and our official social media channels.

Secondly, we target existing and prospective clients on both new car and preowned car sales, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2023, almost 74% of our new cars were sold to existing Ferrari owners. In recent years, we have pursued a carefully designed enlargement and rejuvenation of our client base, while always respecting the principle of exclusivity.

From January 2022 to January 2023, we have continued to grow our active client base by 10%, rejuvenated our loyal client base with 40% of new clients below 40 years old, and nurtured our best collectors who have increased the average number of Ferrari cars they own by 10%.

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

Recognizing the importance of digital touchpoints to enhance the overall client experience, Ferrari continues to develop the MyFerrari App, available exclusively for Ferrari clients to enhance and foster their connection to the Ferrari world through the direct distribution of tailored content. This channel enables clients to directly access features and services, strengthening their relationship with the brand and their preferred official Ferrari dealer. Moreover, Ferrari dedicates specific attention to Ferrari clients who have ordered a new car by enriching their waiting time with dedicated digital content to reinforce their engagement and connection with the Ferrari world.

Client and Brand Events

These events are a key aspect and attraction for loyal clients to feel the sense of belonging to the Ferrari community.

In March 2023, the Ferrari Roma Spider was presented to clients with an exclusive event at the El Badi Palace in Marrakesh.

June 2023 was the busiest month for our event calendar. At the beginning of the month, the second Universo Ferrari brand exhibition outside of Maranello was held in Seoul, South Korea. Guests were offered the opportunity to enjoy various aspects of the Ferrari experience with special models on display as well as the Regional Premiere of the Purosangue.

At the end of the month, we launched from the Endurance Racing & Corse Clienti building in Fiorano the SF90 XX Stradale and SF90 XX Spider.

In October 2023, we held a the three-day exhibition at the Hudson Yards complex in New York City that culminated with an exclusive charity auction on October 17th, aimed at supporting the Company’s belief in providing education within communities and offering opportunities for students from all walks of life.

Throughout 2023, the Esperienza Ferrari program based in Fiorano offered clients the opportunity to have a full brand experience at Maranello and to test drive our newest models, the Ferrari Purosangue and the 296 GTB. Clients also had the opportunity to benefit from the exclusive and dedicated Casa Ferrari hospitality around the world in selected venues, including Formula 1 race weekends in Melbourne, Miami, Silverstone, Singapore and Abu Dhabi, as well as important automotive gatherings like Goodwood Festival of Speed in England and Pebble Beach in Monterey, California.

Client Experience on Road

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

We see nurturing our clients’ passion for driving as a key asset for our future commercial success, particularly in markets where racing traditions are less pronounced. We offer our prospective and existing clients interested in new Ferrari models our Esperienza Ferrari program, which consists of driving sessions with a team of highly qualified and skilled Ferrari instructors and technicians. In addition, we also offer to our clients on-track driving courses (Corso Pilota), catering to different levels of skill and experience and teaching essential driving skills for high performance cars. In selected markets, such as China, we also offer complimentary driving courses on-track to any new car buyer.

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

The Ferrari Roma Spider World Premiere event was also part of the experience lived by the participants of the International Cavalcade 2023, which comprised over 80 Ferrari vehicles travelling through Morocco along a 1,000 kilometer route. We held this event, which brought together collectors and clients from all over the world, in Marrakesh, in the Agafay desert and along the Atlantic coast. Models such as LaFerrari and LaFerrari Aperta, Ferrari Monza SP1 and SP2, Daytona, F50 and the one-off P540 Superfast Aperta paraded before the eyes of passers-by in Marrakesh, Essaouira and Aït Benhaddou.

Also in 2023, Ferrari organized its own very special tribute to celebrate Le Mans’ centenary: some of Maranello’s greatest cars, driven by their owners, undertook a five-day tour that culminated in watching the 499P Hypercar storm to victory in the famous 24-hour race. The tribute Le Mans programme included a Ferrari parade around the legendary La Sarthe circuit on the Saturday morning before the race.

Finally, this year we launched a new driving event format dedicated to Classiche and their owners: the Legacy Tour. This year’s, and the first edition of the Legacy Tour ended at Fiorano on September 30, after an epic three-day journey on some of Italy’s finest roads and was dedicated to the F40, one of the Prancing Horses most celebrated models.

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

Client Experience On Track

In the activities organized by the Corse Clienti department, this year the Ferrari Challenge Trofeo Pirelli has crossed the finish line of its 31st season, reaffirming its status as the world’s longest-running single-make championship. Throughout the year, customers have taken part in the Europe, North America, UK series, and the new national series in Japan, which had a successful inaugural season in terms of driver and team participation.

During the Finali Mondiali held at the Mugello International Circuit from October 24 to 29, the single-make championship recorded a record-breaking participation with 103 registered drivers representing 24 nationalities competing for the world titles.

Additionally, at the Finali Mondiali, two new cars were unveiled: the Ferrari 296 Challenge and the 499P Modificata. The Ferrari 296 Challenge will make its on-track debut at the 2024 Ferrari Challenge Trofeo Pirelli in the Europe and North America series; from 2025, it will also feature in the UK and Japan series. The Ferrari 499P Modificata is a strictly limited production car designed for non-competitive track use, derived from the Hypercar 499P that won the 24 Hours of Le Mans, with substantial modifications.

With the Ferrari 499P Modificata, we launched the new Sport Prototipi Clienti program, allowing its owners to participate in a dedicated event calendar in 2024, shared with F1 Clienti – from the Mugello event in March to the Finali Mondiali in Imola in October – with full Ferrari assistance for vehicle maintenance and technical and logistical support for on-track use.

This year, the F1 Clienti and XX Programme achieved remarkable results in terms of participation in internationally organized events, confirming the growth trend already highlighted in the second half of 2022. The 2023 season, concluded at the Finali Mondiali of Mugello, saw a record attendance of 19 and 56 cars, respectively in the F1 Clienti and the XX Programme, with a total of 75 units brought to the track by 88 customers from 25 different nationalities.

Participation in the activities of the Endurance Club is on the rise, allowing customers to take part in exclusive non-competitive events on the world’s most iconic tracks, with 37 pilots representing 14 nationalities at the 2023 Finali Mondiali.

The Corso Pilota program offered customers track driving courses catering to different skill levels and experiences, teaching essential skills for high-performance cars.

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

The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are checked, restored and repaired. In addition, in order to provide an enhanced service to owners away from the main workshop in Maranello, starting from 2017 Ferrari Classiche authorized a new service network with 73 Officina Ferrari Classiche workshops active to date, primarily for vehicle repairs and the certifications’ inspections or revalidation. The network is expected to expand in the future.

The authenticity of the car with respect to the initial specifications is checked via a technical inspection, performed either at the Ferrari Classiche facility in Maranello or at an authorized workshop, and benefits from a comprehensive archive containing drawings of each of the individual chassis and details of historical components. Based on the evidence gathered during this inspection, the car is then presented to an expert committee, chaired by the founder’s son, Piero Ferrari, for the certification.

At the Maranello workshop, Ferrari Classiche carries out full restorations using either original components and spare parts or replicas manufactured in accordance with the original specifications. Our service offers our clients the opportunity to restore any classic Ferrari to its original pristine conditions.

The Ferrari Classiche department also provides basic technical and instructional support to the Ferrari Classiche Academy, a new driving school project that launched in 2019 for vintage Ferrari cars, including the Ferrari 308, Ferrari 328, 550 Maranello, MondialT, 250 GT Lusso, 365 GTB4.

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

Formula 1

The FIA Formula 1 World Championship is the pinnacle of motorsports and one of the most watched annual sports series in the world, with 3.1 billion website and social media page views for the 2023 season and an average television audience of 66.6 million viewers per Grand Prix (Source: Formula 1).

Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, longstanding non-European venues such as Australia, Brazil, Canada, Japan, Mexico and the United States have been joined in the last two decades by racing venues in China, Bahrain, United Arab Emirates, Singapore, Qatar, Saudi Arabia, Russia and Azerbaijan (although Russia will not host races in 2024). This provides participants in the Formula 1 World Championship exceptional visibility on the world stage.

Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 243 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher and Kimi Raikkonen. Our drivers’ line-up in 2023 comprised Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 racing team, and Carlos Sainz, a talented and experienced Spanish driver.

In 2021, the new FIA financial regulations entered into force and are now applicable as updated in 2023, imposing a cap on certain expenses and investments related to operations and the chassis of the cars which may be incurred by any single Formula 1 team. Moreover, development activities were also limited by the new regulation and only one development per component was allowed power units. In December 2021, the World Motor Sport Council validated the framework for the 2026 Power Unit (PU) Regulations, which include technical, operational and financial guidelines. The framework identifies key objectives related to, among other things, the environmental impact, cost reduction measures and competitiveness of the FIA Formula 1 World Championship. A detailed document setting out the 2026 Power Unit Regulations was submitted to the World Motor Sport Council during the course of 2022. They will apply to power units starting from the 2026 season of the FIA Formula 1 World Championship and, consistent with the framework proposed to the Council, are mainly focused on the sustainability and innovation challenges of Formula 1. The 2026 Formula 1 Power Unit Regulations were approved in August 2022 and apply starting in 2023 for motors to be used in the 2026 season. In 2022, the World Motor Sport Council also approved changes to the 2022 and 2023 Formula 1 Technical Regulations to address safety matters.

The Formula 1 2023 World Championship was originally scheduled to include 24 races. However, due to the difficulties linked to the COVID 19 pandemic, the Chinese Grand Prix was cancelled and, due to heavy flooding in the Emilia Romagna region, the Italian Grand Prix in Imola was also cancelled.

In terms of results, the season ended with third place for the Scuderia Ferrari in the Constructors’ Championship, with 406 points, one victory, nine podiums, seven pole positions, and with fifth and seventh place finishes in the Drivers’ Championship, for Charles Leclerc and Carlos Sainz, respectively.

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

World Endurance Championship

Ferrari returned to compete in the top class of the FIA World Endurance Championship half a century after its last appearance, with two 499P cars in the Hypercar class, achieving very positive results. The season saw Ferrari win a second place in the Constructors’ standings, while the crews of cars numbered 50 and 51 ranked third and fourth, respectively, in the Drivers’ standings. The Ferrari team – AF Corse secured six podium and finished with seven championship rounds and two pole positions, debuting at Sebring and Le Mans. Highlight of the season was Ferrari’s performance at the Centenary 24 Hours of Le Mans, held on June 10-11, where the 499P car number 51 driven by Pier Guidi-Calado-Giovinazzi secured victory in front of a record crowd at the Circuit de La Sarthe, totaling 325 thousand spectators. The world’s most important endurance race had two Ferraris starting from the front row, with the Hyperpole ending in fifth place with Fuoco-Molina-Nielsen, ahead of their teammates.

In the LMGTE Am class, Ferrari concluded the season with a third-place finish in the Drivers’ standings for Flohr-Castellacci-Rigon, who secured a victory at the 6 hour race of Fuji. The second seasonal win for the Prancing Horse was achieved by Perez Companc-Rovera-Wadoux at the 6 hour race of Spa-Francorchamps.

Other GT Races

The season marked the debut of the 296 GT3, making its first appearance at the 24 Hours of Daytona in January. The new car, derived from the series in May, achieved extraordinary success at the 24 Hours of Nürburgring, marking the first victory in the history of the Prancing Horse, with Frikadelli Racing Team, and a Pro Am class win with WTM by Rinaldi Racing. Additionally, the 296 GT3 secured a double victory in the overall standings in the final race of the GT World Challenge Europe – Endurance Cup in Barcelona in September, with the AF Corse Francorchamps Motors team.

Scuderia Ferrari Esports Team
To further enhance the Ferrari experience, we have been increasing our focus on E-sports and the Scuderia Ferrari Esports Team now competes in the F1 Esports Sim Racing GT Challenge, Formula Sim Racing, VEC and SRO Esports Championship. In 2023, the Ferrari Esports Series expanded to cover Europe, North America, and Asia Pacific with the aim to find new drivers for the Ferrari Esports Team and a program to reach a younger audience worldwide.

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

In 2023, the circuit hosted 248 days of track activities and 15 race weekends.

The circuit was awarded the prize for the Best Grand Prix circuit for a MotoGP event five times (1995, 1996, 1997, 2000, 2011), and is also a leader in terms of its sustainability practices. It was the first circuit in the world to obtain FIA’s prestigious “Achievement of Excellence” in 2015 and to be certified according to the sustainable event management system ISO 20121. In July 2023, the annual analysis carried out by Enovation Consulting ltd. on 97 circuits worldwide, 23 of which host or have hosted a Formula 1 GP, featured the Mugello Circuit on top of the Sustainable Circuits Index, that ranks the sustainability performance of global circuits against seven key sustainability factors: certifications, accreditations, awards, environmental performance, social performance, economic impact, and sustainability approach and engagement.

In 2023 all certifications were renewed, including for the international standards for sustainable and event management as well as the system of safety and health management on work places.

Lifestyle
Ferrari’s presence in the wider luxury landscape is a unique opportunity to ensure brand relevance across generations. The role of Ferrari lifestyle is to fuel long term growth by broadening our customers’ base and expanding our value proposition beyond our core business, while preserving our brand’s DNA, its heritage and values.
The goal and mission of our lifestyle strategy is that of bringing to life a universe that encapsulates Ferrari’s DNA while accompanying our clients through different stages and moments of their lives.

Over the past six years, to strengthen brand desirability, Ferrari:

1)Entered into the personal luxury goods segment, a critical segment to broaden our client base, amplifying cultural relevance for the brand especially for future generations. We also launched our clothing and apparel collection through dedicated fashion shows.
2)Created a new organizational structure, formed by a dedicated and talented team with fashion and luxury expertise based in Milan and working closely with our team in Maranello.
3)Rationalized its licenses by terminating approximately half of its license agreements where the product offering and distribution was not consistent with the positioning of the Ferrari brand.
4)Completed the rationalization of the retail network by closing 7 franchised stores and 4 directly operated stores considered unsuitable for Ferrari’s luxury positioning. We have since relocated and restyled our existing flagship boutiques and opened 3 new ones in the United States. Our international network of Ferrari Stores consisted of 14 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2023.

Ferrari Lifestyle has three pillars: (1) Personal Luxury Goods, (2) Collectibles and (3) Experience.

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

(3)Experience – Through this pillar we intend to nurture our heritage and celebrate our craftsmanship through dedicated and tailor-made experiences. We will capture the essence of the Ferrari spirit by immersing customers in the racing history, passion and values of Ferrari, through our Ferrari museums in Modena and Maranello (which attracted more than 743,000 visitors in 2023), Il Cavallino restaurant in Maranello and our theme parks in Abu Dhabi and Spain.

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

We also own a number of registered trademarks, designs and patents, including approximately 520 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,260 applications/registrations in approximately 150 countries, in most of the main classes for goods and services:

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

Properties

Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 832 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our road and track cars, as well as of our Formula 1 single-seaters. (See “—Manufacturing”). Except for some leased technical equipment, we own all of our facilities and equipment in Maranello.

In recent years, we have made significant investments in our manufacturing facilities. In 2015, we completed construction of the new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD. In 2018, we completed the new building for the Ferrari Design Centre, which covers more than 7 thousand square meters. In 2019, we completed the office area and workshop area of the New Technical Center for the development of engines and hybrid systems. The entire building and the engine and hybrid test benches cover an area of approximately 20 thousand square meters and were completed in 2021.

In 2021, we completed the construction of the new building related to new GT sport activities (which covers an area of approximately 6 thousand square meters near the Fiorano track), the new building for our Formula 1 simulator and the renovation of the offices used by our Marketing and Commercial department.

Between 2019 and 2022 Ferrari acquired land and buildings near its Maranello plants and started the construction of the e-building, which is expected to be inaugurated in June 2024. With a total floor space of over 40 thousand square meters, the e-building is a strategic asset for the construction of electric motors, batteries, electric axles and entire automobile assemblies. It features two floors, designed to achieve maximum levels of energy performance with heat pump air conditioning systems and a 1.3 MW photovoltaic system installed on the roof. Externally, the building is mainly made with both opaline and transparent glass panels which guarantee a high internal diffusion of natural light and high visual comfort, also supported by the study of colors and modern lighting materials. In addition to condensing the best characteristics of environmental sustainability, the building offers internal and external spaces intended for the well-being of people through the presence of numerous relaxation areas.

In 2023 Ferrari added an additional 8 thousand square meters to the New Technical Center in order to speed up the development of electrification activities and boost the ability to test the strategic product range components. Furthermore, to support the development and production of Formula 1 components, the Mechanical department was expanded by approximately 2 thousand square meters. The increasing number of employees has made it necessary to construct, expand and modernize offices and workspaces. The new Marketing and Commercial Department offices and the 4WD Wind Tunnel enlargement, which enables the entire Product Development to accommodate more resources in line with the range plan, have been identified as the most significant buildings in 2023. The total area of these recently constructed buildings is about 4 thousand square meters. In order to attract the attention of Ferrari collaborators, we also moved forward with the development and restructuring of certain related facilities (company restaurant, health & care rooms, and infirmary).

Adjacent to the plant is our Fiorano track, built in 1972 and remodeled in 1996, and which covers approximately 3 thousand meters.

The track also houses the Formula 1 logistics offices. Additional facilities in Maranello include a product development center, a hospitality area and the Ferrari museum.

We also own the Mugello racing circuit in Scarperia, near Florence, which we rent to racing events organizers (see “—Racing—Mugello Circuit”).

We own a second plant in Modena, named Carrozzeria Scaglietti. At this approximately 26 thousand square meter plant we manufacture aluminum bodyworks for our regular Range, Special Series and prototype cars.

The total carrying value of our property, plant and equipment at December 31, 2023 was €1,575 million.

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

In November 2023 we launched new welfare initiatives starting in 2024 aimed at the employees of the Italian companies of the Group: a medical-health check-up offered annually to all employees to be carried out in-house during working hours and the extension of the Formula Benessere Junior project to the 4-18 age group (compared to the current 5-15 age group). Initiatives to support parenthood were also announced, which include greater flexibility for those who can work in agile mode and paid leave for employees with children up to the age of 10.

At December 31, 2023, we had a total of 4,988 employees, including 161 managers and senior managers. Of these employees, 4,666 were based at our Maranello facility and 322 were based in offices around the world (including 27 managers and senior managers), mostly in North America and China.

	December 31,
	2023	2022	2021
White-collar employees and middle-managers	2,568	2,441	2,276
Italy	2,282	2,163	2,039
Rest of the world	286	278	237
Blue-collar employees	2,259	2,326	2,190
Italy	2,250	2,317	2,180
Rest of the world	9	9	10
Managers and senior managers	161	152	143
Total	4,988	4,919	4,609

Approximately 12 percent of the employees were trade union members in 2023. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).

All of our managers are covered by collective bargaining agreements signed by the Italian trade union, Federmanager, signed on April 28, 2023. Our other employees are covered by two agreements: the first one entered into by FCA, CNH Industrial, Iveco and Ferrari with FIM-CISL, UILM-IUL, FISMIC, UGL and AQCF, signed on March 8, 2023; the second one entered into by Ferrari and FIM-CISL, UILM-IUL, FISMIC, signed on November 13, 2023 and named “Accordo Premio di Competitività Ferrari”, which includes, among other things, the payment of bonuses linked to performance for certain categories of employees.

In addition, in November 2023, Ferrari announced 250 new hires to be carried out in the first six months of 2024, half of which should be confirmed in January. In addition, we will also launch a series of welfare initiatives aimed at providing an even greater support for our employees, including the parenting support and the health check-ups. Moreover, a broad-based share ownership plan will be launched in the early months of 2024. Each employee will be given the option to become a shareholder of Ferrari, receiving a one-off grant of shares, free of charge, worth up to a maximum of approximately Euro 2,065, in line with the relevant tax regulations. The Company plans to extend this plan to the employees of all non-Italian subsidiaries, in accordance with applicable national legislations.

In addition to the collective bargaining agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.

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

The regulation EU 2019/631 sets out new EU rules on monitoring and reporting of average emissions: the Commission will have to ensure the real-world representativeness of the CO2 emission values based on data from the fuel consumption meters installed in new cars and will be obliged to publish the performance of each manufacturer. For this purpose, the Commission issued in March 2021 the Implementing Regulation EU 2021/392 requiring manufacturers to collect and report the real-world on-board fuel consumption monitoring (OBFCM) data and the vehicle identification numbers of new cars registered starting from January 1, 2021, unless the vehicle owner expressly refuses to make that data available. The European Commission will then publish real-world data on an annual basis, aggregated at the level of manufacturer for comparison of the same set of vehicles between data recorded in the certificates of conformity and the real-world data. In addition, regulation EU 2019/631 requires the European Commission to evaluate the possibility of a common methodology for the assessment and the consistent data reporting of full life-cycle emissions from cars. The regulation also includes provisions on in-service conformity testing and on detecting strategies which may artificially improve the CO2 performance. Because of these requirements, the European Commission developed the Delegated Regulation (EU) 2023/2867 setting out the guiding principles for defining the in-service verification procedures. Detailed technical provisions (e.g. test procedures, statistical evaluations, tolerances, pass/fail criteria, etc.) for the in-service verification procedures have been defined in the Implementing Regulation EU 2023/2866.

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

Building on the existing legislation and the EU’s 2030 climate ambitions, the European Commission also published the “Fit for 55” Package on July 14, 2021, which includes a proposed amendment to the regulation EU 2019/631. Regulation (EU) 2023/851 amending Regulation (EU) 2019/631 on CO2 emission performance standards for new passenger cars and for new light commercial vehicles was published in the EU Official Journal on 25 April 2023 and entered into force in May 2023. In particular, the provision granting a derogation from the specific emissions targets to manufacturers responsible for between 1,000 and 10,000 new passenger cars in a calendar year will remain until 2035 included. Moreover, both the proposals to increase the 2030 CO2 emissions target from a 37.5% to a 55% reduction compared to 2021 and introduce a 2035 target whereby CO2 emissions from new cars and vans would have to be 100% lower compared to 2021 have been confirmed. For the first time, the Commission has introduced in this Regulation a legal basis for registering vehicles beyond 2035 running exclusively on CO2 neutral fuels. However, specific regulatory instruments are needed to implement this possibility.

Similarly to the EU, Switzerland introduced CO2 emission regulations for new cars in July 2012. Despite the existence of some specificities within the Swiss regulation, derogations aligned with EU regulation have been granted to SVMs up to and including 2021. Switzerland has historically adopted the targets approved by the European Commission. On November 24, 2021, the Swiss Federal Council amended the CO2 emission regulations for cars and vans. This regulation was repealed starting from January 1, 2022 and the vehicles of niche and small volume manufacturers have to meet the same CO2 emission targets as the large volume manufacturers. This change in legislation is expected to result in additional costs for Ferrari, either through penalties or the purchase of emissions credits from other manufacturers. Such additional costs were not material in 2022-2023 and Ferrari does not expect that they will be material in the future.

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

On March, 31, 2020 the EPA and the NHTSA issued the final SAFE Vehicles Rule (Part Two) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule (Part Two), the overall stringency of the federal standards is significantly reduced from the levels previously set as the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the standards issued in 2012, which would have required annual increases of approximately 5 percent. In August 2021, the EPA published a notice of proposed rulemaking proposing to strengthen federal GHG emissions standards for passenger cars and light trucks by setting stringent requirements for reductions from for model years 2021-2026. This rulemaking has been finalized in December 2021. Consistently with the EPA’s approach, in September 2021 the NHTSA published a notice of proposed rulemaking proposing revised fuel economy standards for passenger cars and light trucks for model years 2024-2026. In July 2022, the NHTSA’s final rule on CAFE standards for model years 2024 through 2026 entered into force. Specifically, model years 2024 and 2025 standards increase in stringency by 8% each year relative to the prior year, model year 2026 standards increase by 10%. The CAFE standards reach approximately 49 miles per gallon in 2026 (U.S. fleet average) as compared to 36 mpg in model year 2021, individual manufacturer’s standards will vary from these figures depending on fleet and vehicle size mix. EPA released its 2027 and later Multi-Pollutant Rulemaking notice of proposed rulemaking, introducing among other requirements, stricter emission standards of GHGs as well as criteria and air toxic pollutants from light- and medium-duty vehicles. Moreover, SVM’s special provisions have almost been completely eliminated; specifically, GHG alternative standards have been removed from MY 2025. Ferrari actively engaged in discussions with EPA, also submitting comments on the proposed rulemaking. Anticipating the publication of the final rule in 2024, Ferrari remains attentive to developments in this regard. In August 2023, also NHTSA published a Notice of Proposed Rulemaking setting more stringent fuel economy standards for passenger cars for the model years 2027-2032.

Under current regulation, for model years 2017-2026, the EPA allows a SVM, defined as an operationally independent manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We therefore petitioned the EPA for alternative standards for the model years 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On July 31, 2019 the EPA published a Notice in the U.S. Federal Register (Federal Register /Vol. 84, No. 147) that in part proposed that Ferrari be permitted an alternative standard substantially in line with the alternative standard that Ferrari proposed to the EPA for model years 2017-2021. The EPA approved Ferrari proposed standards for model years 2017-2020, whereas it required a small reduction for the model year 2021 standard. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for model years 2017 through 2021. Ferrari actively engaged in discussions with the EPA throughout the years, submitting in 2018 a petition for alternative standards in the model years 2022-2025. No response has been received from the EPA regarding this petition. However, in the aforementioned 2027 and later Multi-Pollutant Rulemaking notice of proposed rulemaking published in May 2023, it is noteworthy that the EPA allows SVMs to adhere to the 2021 standard until the model year 2024 is included. Starting with model year 2025, SVMs should comply with mainstream standards with a certain phase-in. This potential adjustment could impact our operations and we will closely monitor developments in the upcoming fiscal year.

In September 2016, we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are not considered a SVM by the NHTSA for model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore since we met the NHTSA definition of a SVM, we have requested an alternative fleet average CAFE standard for model year 2020 standard. In July 2022, NHTSA published a proposed decision to exempt Ferrari from the generally applicable CAFE standards for the model years petitioned and established alternative standards at the levels already achieved. The final decision is expected in the near future. We purchased the CAFE credits needed to fulfill our model year 2021-2022 deficit and we are currently evaluating the purchase of credits for 2023. We expect to continue to purchase credits in the coming years if required.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for model years 2022 through 2025, in parallel with the EPA and the NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. On December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for model years 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9 2022, EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from model year 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. Therefore, in 2023, in agreement with CARB, Ferrari petitioned for SVM 2021-2025 alternative standards. No official approval has been received from CARB to date. It may be necessary also to increase the number of tests to be performed in order to follow the CARB specific procedures.

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

The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required. The stage VI regulation is currently under development with the aim to strengthen 2026-2030 fuel consumption fleet average targets. In addition to the fuel consumption target on the entire fleet, the Chinese regulation GB 19578-2021 sets specific fuel consumption limits on model types. Currently, this standard is only applicable to domestic cars, as it is not adopted by the China Certification and Accreditation Administration (CNCA). In the current Ferrari portfolio, only the plug-in hybrid models would be compliant with this regulation. Ferrari is closely monitoring the ongoing revision of the GB 19578-2021 standard, which currently involves more stringent limits. Assessing the potential implications, particularly its potential applicability to importers, remains a priority for us. Following the same approach also with respect to pure electric vehicles, during 2021 the relevant Chinese authorities have published a notice to call for participation in a working group that should define the energy consumption limit standards for electric vehicles; the working group was established in 2022 and researches are ongoing.

In the future, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, promoting progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. CARB developed regulations among the Advanced Clean Cars II (ACC II) regulatory package to implement such executive order. The ACC II regulations entered into force in November 2022 and will seek to increase the number of zero-emission vehicles (ZEVs) for sale and reduce criteria and greenhouse gas emissions from new light- and medium-duty vehicles beyond the 2025 model year. During 2021, the state of Washington introduced legislation that could phase out sales of non-ZEVs. The Washington State House bill 1204 titled “Clean Cars 2030” provides that all privately and publicly owned passenger and light duty vehicles of model year 2030 or later registered in Washington state must be electric vehicles and the state’s transportation commission will now work on a scoping plan for achieving the 2030 requirement, anticipating the California target by five years. In November 2020, the UK Prime Minister, the Transport Secretary and the Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. On July 14, 2021 the UK Government published the Green Paper on a New Road Vehicle CO2 Emissions Regulatory Framework for the United Kingdom. The commitment is to reach net zero carbon emissions by 2050. Following Brexit, the UK Government intends to define the legal framework to deliver the internal combustion engine vehicles phase out dates announced in November 2020 by the Prime Minister’s Ten Point Plan for a Green industrial Revolution. To achieve this goal, the UK Department for Transport proposed an ambitious and challenging Zero Emissions Vehicle (ZEV) mandate, in terms of its starting point (i.e. 2024), annual trajectory targets and in terms of the announced very limited flexibility to achieve these targets. The final rule of the UK - ZEV Mandate and CO2 Emissions Regulation was released in December 2023, establishing new annual targets for Stage I (2024 - 2030). Stage II (2031 - 2035) requirements will be defined in the future. The Regulation also includes recent updates from UK Government on the end of sale of new petrol cars, which has been postponed from 2030 to 2035. Manufacturers responsible of less than 2,500 registrations in UK per year can benefit from special provisions. This will put the United Kingdom on course to be the first G7 country to decarbonize cars and vans.

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

During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles. The European Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. On November 10, 2022, the European Commission presented its Euro 7 proposal combining the requirements laid down for light-duty and heavy-duty vehicles, inclusive of updated testing protocols and new pollutant emissions limits for fine particles and ammonia. However, the Commission decided not to tighten existing emission limits for internal combustion cars compared to the Euro 6 standard in light of the current geopolitical and economic circumstances. According to the proposal, manufacturer of fewer than 10,000 new passenger cars registered in the European Union per calendar year could benefit from five years of additional lead time with respect to new registrations requirements and several other accommodations. New non-exhaust emissions limits (i.e. brake emissions, tires abrasion, refueling emissions) and stricter existing non-emissions limits (i.e. evaporative emissions) have also been proposed, as well as a minimum performance threshold on battery durability and real-time measurements through on-board-monitoring requirements (including communication over the air and cybersecurity obligations). European co-legislators reached a provisional agreement on the Euro 7 proposal on December 18, 2023. Euro 7 technical elements are expected to be laid down by implementing acts in the future. Depending on the regulatory developments to come, the technological solutions required to ensure compliance with Euro 7 standards may affect customers’ expectations on performance, sound and driving experience.

Despite the ongoing work related to Euro 7 rulemaking, in May 2022 the European Commission submitted the draft Regulation amending EU 2017/1151 to a public consultation, with the purpose of introducing three additional phases in Euro 6 Regulation (i.e. Euro 6e, Euro 6e-bis, Euro 6e-bis-FCM). The final Regulation (EU) 2023/443 was published in the EU Official Journal on 2 March 2023 and entered into force as from 1 September 2023. The Regulation aims to adapt the European regulation to the technical progress achieved in the UN Regulations test procedures and, among others, it introduces an Auxiliary Emissions Strategy (AES) indicator to indicate when a vehicle runs in AES mode. Moreover, as recent European driving data showed that the real world share of plug-in hybrid vehicles total mileage in electric mode is much smaller than assumed for regulatory purposes, the proposal includes adjusting the current method for determining the fuel and energy consumption values for those vehicles.

The European Commission is also expected to assess and evaluate the current noise emissions limits, with the risk of more stringent thresholds.

In the United States, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized in April 2014. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. These standards are intended to harmonize with California’s standards for 2015-2025 model years (so called “LEV3”) and have been implemented over the same timeframe as the U.S. federal CAFE and GHG standards for cars and light trucks described above. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program.

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

During 2020, the Chinese Vehicle Emission Control Center (VECC) launched the “Pre-study on Next Stage Emission Standards for Light duty Vehicles”, an ongoing research project expected to be finalized in a more stringent emission program in the next years. During 2023, several workshops were conducted, and we actively participated, ensuring that we stayed abreast of the latest developments and insights in our field.

Several others regulations are also emerging to take into account the non-exhaust emissions and the environmental impact of electric and hybrid vehicles components. Brake particulate emissions from passenger cars are currently not regulated by any UNECE or regional Regulations. However, a new UN Global Technical Regulation (i.e., UN GTR 24) on the topic of brake particulate emissions of light duty vehicle’s brake systems has been finalized during 2023. The Informal Working Group on Electric Vehicles and Environment of the United Nations proposed during 2021 a Global Technical Regulation on in-vehicle battery durability that was finally adopted in 2022 (i.e., UN GTR 22). This regulation is applicable to both pure electric and plug-in hybrid vehicles and establishes provisions regarding state-of-health monitors, minimum performance requirements and in-service conformity checks. A UN GTR is not binding for certification purposes. However, it could be transposed into a UN Regulation or a regional regulation required for the certification. The European Commission has expressed the will to include these GTR requirements in Euro 7 regulation. Moreover, the European Commission published, in December 2020, a proposal for a new regulation on batteries and waste batteries. This proposal will apply to all kind of batteries, including automotive and electric vehicle batteries, and significantly increases the scope and number of requirements relating to design, sustainability, labelling, information and end-of-life. Regulation (EU) 2023/1542 has been finalized in July 2023.

In the evolving regulatory landscape, we anticipate new regulations on materials emerging from various markets. These regulations aim to restrict or ban the use of critical substances. In this context, the EU Commission presented its proposal for a new Regulation replacing Directive 2000/53/EC “End-of-Life Vehicles” and Directive 2005/64/EC “Type-approval of motor vehicles with regard to their Reusability, Recyclability and Recoverability”. The aim of this new EU regulation is to propose measures to enhance the circularity of the automotive sector, covering the design, production and end-of-life treatment of vehicles. Moreover, the European Chemicals Agency (ECHA) has made available a draft dossier to recommend a universal per- and polyfluoroalkyl substances (PFAS) restriction. It is crucial to acknowledge that such regulatory shifts may significantly impact material choices, necessitating substantial research and development efforts to uphold performance standards amid these changes.

To comply with current and future environmental rules, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Vehicle safety

Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual member states. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and in May 2018, the European Commission adopted a proposal for a regulation to make certain vehicle safety measures mandatory. On December 16, 2019, the revised General Safety Regulation (EU) 2019/2144 was published in the EU Official Journal. In 2022, new safety technologies became mandatory in European vehicles, such as Advanced Emergency Braking, Emergency Lane Keeping systems, crash-test improved safety belts, intelligent speed assistance and warning of driver drowsiness or distraction. On November 16, 2022, Commission Delegated Regulation (EU) 2022/2236 setting out the technical requirements to be applied for the purpose of EU type-approval of vehicles produced in small series was published in the EU Official Journal. In particular, with regard to certain requirements introduced by the revised General Safety Regulation, an exemption to Intelligent Speed Assistance, Advanced Emergency Braking System and Emergency Lane Keeping System has been granted for vehicles produced in small series and with specified characteristics related to the installation of the camera. Moreover, the regulation provides for a lead time of at least two years with respect to the provisions applicable to vehicles produced in unlimited series. In November 2023, the expected Delegated Act implementing the fitment of the Advanced Driver Distraction Warning (ADDW), mandatory from 2024 for new types of vehicles as required by the Regulation (EU) 2019/2144 on General Safety, has been published on Official Journal. This regulatory act was the latest measure to be published within the General Safety Regulation (EU) 2019/2144 framework.

In 2017, the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. In 2023 the European Commission started a rulemaking process to revise the eCall framework by aligning it to the new 4G/5G “packed switched” technology, the final rule is expected in 2024. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. At United Nations level, it has been identified the need for additional regulatory action for BEVs with sound enhancement systems other than AVAS regarding their noise emission, a specific regulatory process is currently ongoing. Starting from 2022, European authorities and United Nation’s contracting parties began enforcing regulations on cyber security and software updates. Starting from 2024, European authorities and United Nation’s contracting parties will begin enforcing amendments to the existing regulation on pedestrian protection, modifying the current test procedures and enhancing the measurement methods on extended vehicle areas such as the windscreen. In 2020, the European Commission issued its new digital strategy policies, which represent a priority in its regulatory agenda. During 2021, several draft proposals were issued in this respect, including in relation to Real Time Traffic Information (RTTI), Connected and Intelligent Transport Systems (C-ITS) and

Artificial Intelligence (AI). As of December 31, 2023, the RTTI and ITS proposals have been finalized, through the adoption of the Commission Delegated Regulation (EU) 2022/670 and the Directive (EU) 2023/2661, respectively.

In 2022, the European Commission announced the intention to present a proposal amending the European Type Approval Framework (Regulation (EU) 2018/858) to lay down provisions on access to in-vehicle data, the measure would aim to address certain sector-specific issues such as bi-directional access to vehicle resources and the interplay between access to data and cybersecurity. As regards software and cybersecurity management issues, the proposal is expected to include replacement parts, new categories of autonomous vehicles and replacement of batteries. In September 2022, the European Commission also presented a proposal of a new regulation setting up cybersecurity requirements covering a wide range of digital products and related ancillary services. The proposal would be aimed at strengthening the cybersecurity of products placed on the EU market throughout their whole lifecycle, improving and extending the provisions and the scope of existing regulation. The final rule is expected in 2024.

Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the owner. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act (“TREAD”) requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs have taken effect in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a rule for ejection mitigation requirements (FMVSS No. 226). In 2024, the adoption of the amendment of occupant crash protection (FMVSS No. 208) is expected, to update the child restraint systems (CRSs). These CRSs are used by NHTSA in air bag suppression and low risk deployment testing. U.S. federal law also sets forth minimum sound requirements for hybrid and electric vehicles (FMVSS No. 141). With the publication, on November 15, 2021, of the Infrastructure Investment and Jobs Act, the Congress of United States empowered the Secretary of Transportation to promulgate new regulations within safety framework. In June 2023, NHTSA published a proposal for a new regulation (FMVSS No. 127) on Automatic Emergency Braking System. The regulation would oblige manufacturers to equip vehicles with a system that alerts the driver in case of imminent collision with a pedestrian or a vehicle ahead and automatically applies the brakes, in case the driver fails to do so. The draft proposal is not aligned with other international standards already in place in many countries. Regarding the standard implementation, NHTSA proposed a phase-in approach. In December 2023, NHTSA published an advanced notice of proposed rulemaking as a first regulatory step to introduce a new FMVSS regulation providing requirements for new technologies to prevent driver distraction, drowsiness and impaired driving.

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

In 2017, the Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard. Among the United Nations contracting parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which has been enforced starting in 2020. Several passive safety standards introducing more stringent requirements are currently under revision (e.g. pedestrian protection, front and rear protective devices, roof crush, lateral and rear collision, safety-belts and restraint systems anchorages for occupants). The Chinese Authority (CATARC) is working on a new draft of the binding regulation GB/T 18488 on drive motor system (DMS) for electric vehicles, introducing more stringent technical requirements, test methods and inspection requirements on electric motors. During 2021, 2022 and 2023, the Chinese authorities worked on several rulemaking initiatives related to active safety (e.g. ADAS, eCall), vehicle digitalization, cyber security and software updates which are not yet mandatory for certification purposes and contribute to the regulatory uncertainty in this market. The lack of harmonization of Chinese regulatory requirements is increasing in recent years. This situation could lead to substantial research and development expenditure, specifically for the Chinese market.

Financial Overview

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
    The following discussion of our financial condition and results of operations should be read together with the information included under “Overview”, “Overview of our Business” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements.

Trends, Uncertainties and Opportunities
Shipments — Our net revenues and results of operations depend on, among other things, the achievement of internal volumes and mix targets established in our budgets and business plans, which we define in line with our low volume strategy to pursue controlled growth and preserve brand exclusivity. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate in order to respond optimally to relative levels of demand, based on our order books, while being sensitive to local client expectations in those markets. In certain markets, we believe that waiting lists have promoted the sense of exclusivity of our products and, accordingly, we monitor and manage waiting lists to maintain this exclusivity while ensuring the highest levels of client satisfaction.
In order to maintain our brand’s reputation of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand and to demographic changes as the size and spending capacity of our target clients has grown, gradually increasing annual shipments(1) from 11,155 in 2021 to 13,221 in 2022 and 13,663 in 2023, resulting in average annual shipments of 12,680 over the three year period from 2021 to 2023. Our current plans reflect a continuation of this strategy, including the introduction of 15 new models over the period from 2023 to 2026 as announced at our Capital Markets Day in June 2022, and a measured increase in shipments above current levels as we broaden our product portfolio in line with our product strategy “Different Ferrari for Different Ferraristi” and “Different Ferrari for Different Moments”, and as we target a potentially larger and younger customer base, while preserving and enhancing the exclusivity and value of our brand.

The following table sets forth our shipments(1) by geographic location:

(Number of cars and % of total cars)	For the years ended December 31,
	2023	%	2022	%	2021	%
EMEA
Germany	1,472	10.8%	1,439	10.9%	1,252	11.2%
UK	1,011	7.4%	997	7.5%	996	8.9%
Italy	740	5.4%	708	5.4%	668	6.0%
France	490	3.6%	473	3.6%	473	4.2%
Switzerland	482	3.5%	497	3.8%	481	4.3%
Middle East (2)	451	3.3%	439	3.3%	334	3.0%
Other EMEA (3)	1,417	10.4%	1,405	10.6%	1,288	11.6%
Total EMEA	6,063	44.4%	5,958	45.1%	5,492	49.2%
Americas (4)	3,811	27.9%	3,447	26.1%	2,831	25.4%
of which United States of America	3,262	23.9%	2,924	22.1%	2,362	21.2%
Mainland China, Hong Kong and Taiwan	1,490	10.9%	1,552	11.7%	899	8.1%
of which Mainland China	1,221	8.9%	1,290	9.8%	681	6.1%
Rest of APAC (5)	2,299	16.8%	2,264	17.1%	1,933	17.3%
Total	13,663	100.0%	13,221	100.0%	11,155	100.0%

_____________________________
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
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

We target our products to the upper end of the luxury car segment and buyers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. Given that our shipment strategy is flexible, we are able to adjust the geographical allocation of our shipments to respond to changes in our key markets. The geographic allocation of our shipments and their mix by product reflects our deliberate allocation strategy over the lifecycle of the individual models and is generally impacted by the phase-in/phase-out pace of the models, as well as the length of waiting lists and other market-specific factors and conditions, including our commercial strategy and the potential for future growth. We expect that further growth in shipments will result primarily from our deliberate allocation strategy, as well as from targeting new customer groups, geographies and modes of use through the expansion of our product portfolio.

Research, Development and Product Lifecycle — We engage in research and development activities aimed at further enhancing our technological edge through continuous innovation and improving the design, performance, driving thrills, advanced technology, safety, efficiency and reliability of our cars, among other things. Costs we incur for the development of our cars and engines, as well as their related components and systems, are recognized as an asset if, and only if, the required conditions under IAS 38 - Intangible Assets are met, including, among others: (i) development costs can be measured reliably, (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the reasonable expectation that the development expenditure will generate future economic benefits, and (iii) the Group has the intention to complete the development and the ability to use the intangible asset. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred. Research and development costs are recognized net of any technology-related government incentives received.

The level of our capitalized development costs is primarily affected by the timing of updates and renewals to our product portfolio, the pace of our innovation schedule and our decision to integrate newly-introduced powertrain technologies (including hybrid and electric) more broadly into our product portfolio. We continually launch new cars with enhanced technological innovations and design improvements. In 2023, we launched five new models: the Roma Spider, the SF90 XX Stradale and SF90 XX Spider, the 296 Challenge and the 499P Modificata, in line with our previously announced objective of introducing 15 new models over the period from 2023 to 2026 (as announced at our Capital Markets Day in June 2022), with a view to maintaining our product portfolio’s leading position and to respond quickly to market demand and technological breakthroughs. As discussed at our Capital Markets Day held in June 2022, a clear focus of ours is to maintain the three different powertrains (ICE, hybrid and electric) and to continue to integrate hybrid and electric technologies in future models, and we plan to unveil our first full electric Ferrari in 2025.

A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electric, electronic and mechanical components. Our continued focus on component development has the objective of improving performance and reducing the costs to develop new models. Our strategy involves making core components in-house and collaborating with partners to co-develop and tailor best in class solutions for state-of-the-art technologies. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related assets or components. Our Range models typically have a lifecycle of four to five years, while our Special Series, Icona and Supercar models typically have shorter lifecycles and the useful life of their components may be up to eight years.

We also incur research and development costs in connection with our Formula 1 and other racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 and other racing cars, we seek to transfer these technologies and components, where appropriate, to models in our current and future product portfolio. Technological developments and changes in the regulations of the Formula 1 World Championship generally lead us to design, develop and construct a new racing car to be used for one year only and therefore the costs incurred for the design, development and construction of a new racing car are generally expensed as incurred and classified as research and development costs in the income statement, unless the technology is expected to be used for more than one year and the costs meet the capitalization criteria in IAS 38. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, the need to respond to our car’s performance relative to other racing teams and changes in racing regulations, including the number of races and inflation.

Starting in 2021, Formula 1 financial regulations introduced a budget cap to limit the amount of spending for chassis costs (primarily relating to the development and manufacturing of the racing car chassis and excluding, among others, the activities to enable the supply of power units, marketing costs, drivers’ salaries and the top three personnel at each team) that may be incurred by the teams participating in the Formula 1 World Championship. Starting in 2023, a cap was also introduced for the development of the power units that will be used in the 2026 season. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The budget cap for the 2023 Formula 1 season was €140 million in relation to the development and manufacturing of the racing car chassis and $90 million in relation to the power units that will be used in the 2026 season. The budget cap for the 2024 season is currently in the process of being defined but is expected to be higher than in 2023, which, other things being equal, would lead to higher cost of sales and research and development costs in the period.

As a result of our strategy to broaden and innovate our product portfolio and significantly increase our efforts relating to hybrid, electric and other advanced technologies, our capitalized development costs have increased significantly during the period from 2021 to 2023, from €363 million in 2021 to €416 million in 2022 and €448 million in 2023. This has contributed to an increase in the proportion of capitalized development costs compared to total research and development incurred, including the effects of the advancement through the stages of development for many of the technologies we are creating, as well as the cap on certain costs we may incur for the chassis of our Formula 1 racing cars and the development of the power unit to be introduced in 2026 (in accordance with applicable FIA financial regulations). In particular, capitalized development costs as a proportion of total research and development incurred (both capitalized and expensed) increased to 38.7 percent in 2021 to 44.5 percent in 2022 and 45.4 percent in 2023.

The following table summarizes our research and development expenditure for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
	(€ million)
Capitalized development costs (1)	448	416	363
Research and development costs expensed (A)	539	518	574
Total research and development incurred	987	934	937

Amortization of capitalized development costs (B)	343	258	194

Research and development costs as recognized in the consolidated income statement (A+B)	882	776	768
_______________________________
(1)Capitalized to development costs within intangible assets during the year.
Car Profitability — The relative profitability of the cars we sell tends to vary depending on a number of factors, including exclusivity of the offering, overall performance, technological advancement and content of the car, engine type and performance, level of personalization and the geographic market in which it is sold. For example, our strictly limited-edition Icona models (the latest is the Daytona SP3 for which shipments commenced in the fourth quarter of 2022), as well as our limited edition Supercars (the latest was the LaFerrari Aperta for which shipments concluded in 2018) have sales prices that are significantly higher than other models in the Ferrari product portfolio in light of their exclusivity, as well as the advanced technology and design integrated in these models. In general, these more exclusive offerings generate higher revenues and provide better margins than those generated on shipments of our Range and Special Series models, and therefore they benefit our results in the periods in which they are sold. We plan to launch our Icona models more frequently compared to our Supercars and we expect this to reduce the volatility in financial performance that we have at times experienced historically due to the cadence of launches of our Supercars. Additionally, car profitability may vary between countries as a result of, among other things, economic conditions, the maturity of the market, customs duties and tariffs, as well as emissions regulations.

We leverage the continuous improvement of the performance, technology and other features of our cars, as well as the exclusivity of certain model offerings and the scarcity value resulting from our low volume strategy, to increase the average price point of our Range and Special Series models over time. In particular, in recent years we have been increasing the price of selected models in certain markets and we have introduced new models with higher average selling prices compared to the corresponding predecessor models. Furthermore, as we continue to integrate advanced technologies more broadly into our car portfolio, including hybrid and electric powertrains, we expect that our average price point will continue to increase, reflecting the superior technological content of our new models. Our experience to date suggests that the profitability of a specific model is not necessarily impacted by the type of powertrain.

Additionally, the interior and exterior technology and content of the cars we sell can be customized through our personalization offerings, which can be further enhanced through additional bespoke specifications. Incremental revenues from personalization are a particularly favorable factor of our pricing and product mix due to the fact that we generate incremental margin on each additional option selected by our clients.

Cost of Sales and Selling, General and Administrative Costs — Cost of sales primarily comprises costs incurred in the manufacturing and distribution of our cars and spare parts. The cost of materials, components and labor are the most significant elements of our cost of sales, while the remaining costs primarily include depreciation, insurance and transportation costs, as well as warranty and product liability-related costs, which are estimated and recorded at the time our cars or products are shipped. Interest expenses and other financial charges that are directly attributable to our financial services activities, including provisions for risks and write-downs of financial assets, are also reported in cost of sales.

In manufacturing our cars, we incur costs (through production or purchase) for a variety of components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as castings and tires), raw materials (the most significant of which is aluminum) and supplies, as well as for utilities, logistics and other services from numerous suppliers. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell, along with changes in the mix of models in our product portfolio and, more recently, also inflation. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however, we aim to price our cars appropriately to recover these costs in line with our profitability strategy. Our Icona, Supercar and One-Off models also tend to have higher costs per unit, but these higher costs tend to be more than offset by higher sales prices. Cost of sales is also affected by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.

Over time, we have made efforts to achieve technical and commercial efficiencies. In particular, technical efficiencies focus on efforts to produce components using innovative and cost-effective materials, without compromising the quality or performance of the components. In order to achieve these technical efficiencies, we perform in-house research and development activities and we invite our suppliers to present us with innovative technical solutions that they have developed. Commercial efficiencies have been achieved through negotiating discounts and entering into long-term contracts with our partners and suppliers, who commit upfront to pass on to us a portion of the efficiencies they achieve in performing our supply contracts. Furthermore, efforts are made to award new business to existing partners and suppliers, where appropriate, in order to negotiate favorable pricing. As cost of sales also includes depreciation of plant and equipment, cost of sales is affected by the number and timing of product launches as the start of production of new models triggers the commencement of depreciation of plant and equipment acquired specifically for those models.

When new models are introduced, we also incur promotional costs in connection with product launch and marketing initiatives, which are generally recorded within selling, general and administrative costs. Our schedule of model launches through 2026 is expected to increase promotional costs compared to prior periods. Furthermore, we are currently making significant investments in brand development, which is also expected to increase selling, general and administrative costs in the coming periods.

Economic Conditions and Macro Events — Significant inflationary pressures appeared in 2021 in many of the markets in which we operate and this trend was exacerbated in 2022 and 2023. We experienced increases in the costs of our raw materials, energy, utilities, financing costs and certain other goods and services, resulting in downward pressure on our Operating profit (EBIT) margin in both 2022 and 2023.

Following the rise in inflation, several main central banks raised interest rates rapidly over the course of 2022 and part of 2023, including in the United States where we offer retail client financing for the purchase of our cars through our fully owned subsidiary FFS Inc, and in EMEA where we offer retail client financing through our equity method investment in

Ferrari Financial Services GmbH, primarily in the UK, Germany and Switzerland. The increases in interest rates have resulted in a general increase in the cost of borrowing, which has in turn increased the interest rates on loans we generate for new car financing as well as the cost of funds we use to finance our financial services activities, resulting in a negative impact on our financial services margins of approximately 60 basis points in 2022 compared to 2021 and an additional approximately 15 basis points in 2023 compared to 2022. If the increase in market rates is not reversed, it is also likely to lead to higher cost of ownership for customer who borrow for their vehicle, with adverse pressure on demand.

The ongoing conflict between Russia and Ukraine that started in February 2022, and the resulting geopolitical tensions have had a significant impact on the global economy, resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation globally. Many governments and supranational organizations around the world have imposed sanctions on certain industry sectors and Russian parties, as well as enhanced export controls on certain products and industries, including luxury goods. The short and long-term impact from the war on financial and business conditions in Europe remaining highly uncertain. Ferrari has very limited commercial interests in Russia, Ukraine and the areas of conflict, and on March 8, 2022, Ferrari donated €1 million to support Ukrainians in need and decided to suspend the shipment of vehicles to the Russian market. The effects of the aforementioned sanctions and other measures on our business have been contained and, in order to mitigate potential supply chain disruptions, we deliberately maintained a higher level of inventory.

Management is carefully monitoring the inflation outlook and changes to interest rates, as well as developments in the ongoing conflict between Russia and Ukraine, as well as conflicts elsewhere in the world (including the conflict between Israel and Hamas which has the potential for escalation in the region) and geopolitical tensions more generally, to appropriately address the potential impacts, direct or indirect, on our operations, order intake, supply chain (including the availability and prices of raw materials), operating costs and financial expenses, as well as potential impacts on our customers, the global financial markets and financial services industry.

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

Transaction impacts arise when our Group entities conduct transactions in currencies other than their own functional currency. Therefore, we are also exposed to foreign currency risks in connection with scheduled receipts and payments in multiple currencies. Our costs are primarily denominated in Euro, while the majority of our revenues are generated in currencies other than the Euro, mainly in U.S. Dollars, Japanese Yen, Chinese Yuan, Pound Sterling, Swiss Franc and, to a lesser extent, certain other currencies.

In general, an appreciation of the U.S. Dollar, and the other currencies in which we operate, against the Euro positively impacts our net revenues and results of operations. Currency changes had a negative impact in 2023 primarily due to the depreciation of the U.S. Dollar, the Japanese Yen and the Chinese Yuan against the Euro, but these were partially offset by our hedges.

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

Patent Box Benefit — Income taxes for the years ended December 31, 2023, 2022 and 2021 benefited from the application of the Patent Box tax regime by Article 1, par. 37-45 of Law No. 190 of December 23, 2014, as amended and supplemented from time to time, which provides tax benefits for companies that generate income through the use of intangible assets. Starting in 2020 the Group has implemented the Patent Box tax regime, covering the period from 2020 to the conclusion of this regime in 2024, with the recognition of the associated tax benefit distributed over three equal annual installments.

The Law Decree (Decree) n. 146 enacted by the Italian authorities, effective from October 22, 2021 and as amended by the 2022 Italian budget law, replaces the previous Patent Box tax regime with a new one that provides a 110% “super tax deduction” for certain costs related to eligible intangible assets. The Decree also outlines a transitional procedure for the coexistence of both regimes during their applicable periods.

For additional information see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.

Asset-backed Financing (Securitizations) — We pursue a strategy of autonomous financing for our financial services activities in the United States, which involves limiting or reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. At December 31, 2023 and 2022 our funding under securitization programs amounted to €1,166 million and €1,105 million, respectively, and our receivables from financing activities, which relate entirely to the financial services portfolio in the United States, amounted to €1,451 million and €1,400 million, respectively.

For additional information see Note 24 “Debt” and Note 18 “Current Receivables and Other Current Assets” to the Consolidated Financial Statements included elsewhere in this document.

Results of Operations

Consolidated Results of Operations – 2023 compared to 2022 and 2022 compared to 2021

The following is a discussion of the results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 and for the year ended December 31, 2022 compared to the year ended December 31, 2021. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2023	Percentage of net revenues	2022	Percentage of net revenues	2021	Percentage of net revenues
	(€ million, except percentages)
Net revenues	5,970	100.0%	5,095	100.0%	4,271	100.0%
Cost of sales	2,996	50.2%	2,649	52.0%	2,081	48.7%
Selling, general and administrative costs	463	7.7%	428	8.4%	348	8.1%
Research and development costs	882	14.8%	776	15.2%	768	18.0%
Other expenses, net	18	0.3%	21	0.4%	6	0.2%
Result from investments	6	0.1%	6	0.1%	7	0.2%
Operating profit (EBIT)	1,617	27.1%	1,227	24.1%	1,075	25.2%
Financial income	132	2.2%	84	1.2%	43	0.5%
Financial expenses	147	2.5%	133	2.2%	76	1.3%
Financial expenses, net	15	0.3%	49	1.0%	33	0.8%
Profit before taxes	1,602	26.8%	1,178	23.1%	1,042	24.4%
Income tax expense	345	5.7%	239	4.7%	209	4.9%
Net profit	1,257	21.1%	939	18.4%	833	19.5%

Net revenues

The following table sets forth an analysis of our net revenues for each of the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,						Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2021	Percentage of net revenues	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Cars and spare parts (1)(5)	5,119	85.7%	4,321	84.8%	3,553	83.2%	798	18.5%	768	21.6%
Sponsorship, commercial and brand (2)(5)	572	9.6%	499	9.8%	451	10.6%	73	14.6%	48	10.6%
Engines (3)	127	2.1%	155	3.0%	189	4.4%	(28)	(18.4%)	(34)	(18.0%)
Other (4)	152	2.6%	120	2.4%	78	1.8%	32	27.1%	42	54.2%
Total net revenues	5,970	100.0%	5,095	100.0%	4,271	100.0%	875	17.2%	824	19.3%
______________________________
(1) Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and in the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income.
(3)    Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(4)    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

(5)     Starting in 2023, sponsorship revenues relating to the Group’s WEC and other racing activities are presented within sponsorship, commercial and brand as a result of the increased relevance of those activities for the Ferrari brand in 2023, primarily in connection with the return of Ferrari to the top-tier “Hypercar” category of the FIA WEC after 50 years. As a result, sponsorship revenues from WEC and other racing activities of €20,362 thousand and €20,281 thousand for the years ended December 31, 2022 and 2021, respectively, which were previously presented within cars and spare parts as they were treated as incidental to the sale of our track cars, have been reclassified retrospectively to sponsorship, commercial and brand to conform to the current presentation.
2023 compared to 2022

Net revenues for 2023 were €5,970 million, an increase of €875 million or 17.2 percent (an increase of 17.1 percent on a constant currency basis), compared to €5,095 million for 2022.

The increase in net revenues was attributable to the combination of (i) a €798 million increase in cars and spare parts, (ii) a €73 million increase in sponsorship, commercial and brand and (iii) a €32 million increase in other revenues, partially offset by (iv) a €28 million decrease in engines.

Cars and spare parts

Net revenues generated from cars and spare parts for 2023 were €5,119 million, an increase of €798 million or 18.5 percent, compared to €4,321 million for 2022.

The increase in net revenues from cars and spare parts was primarily attributable to a more favorable product and country mix, higher contribution from personalization, higher volumes and pricing. Foreign currency exchange impact, including hedging transactions, was slightly negative, mainly driven by the depreciation of the Japanese Yen and Chinese Yuan, partially offset by the appreciation of the U.S. Dollar.

Total shipments for the year ended December 31, 2023 were 13,663, an increase of 442 cars or 3.3 percent, compared to 13,221 for the year ended December 31, 2022. The deliveries of the year included 11 internal combustion engine (ICE) models (including one ICE track car model) and 4 hybrid engine models, which represented 55.8 percent and 44.2 percent of shipments, respectively. Both the number of hybrid cars and the proportion of hybrid cars to the total number of cars shipped more than doubled in 2023 compared to 2022, driven by the 296 and SF90 families. The increase in shipments was also driven by the 812 Competizione family, the Purosangue, which was in ramp up phase in the second half of the year, and the Portofino M, which was approaching the end of its lifecycle during the year, partially offset by lower shipments of the 812 GTS and the Roma, as well as the F8 Tributo and F8 Spider, which were phased out in the first and fourth quarters of the year, respectively. Shipments of the Daytona SP3 were in line with our delivery plans for this phase of its lifecycle and we made our first shipments of the Roma Spider in the fourth quarter of 2023.

The €798 million increase in net revenues from cars and spare parts was composed of: (i) a €442 million increase in EMEA driven primarily by favorable mix, shipments of the Daytona SP3 and higher contribution from personalization, (ii) a €310 million increase in Americas and (iii) an €86 million increase in APAC, partially offset by (iv) a €40 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects deliberate volume and product allocation in different markets.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities for 2023 were €572 million, an increase of €73 million or 14.6 percent, compared to €499 million for 2022. The increase was primarily attributable to new racing sponsorships, higher Formula 1 commercial revenues and a better Formula 1 ranking in 2022 compared to 2021, as well as the contribution from lifestyle activities.

Engines

Net revenues generated from engines for 2023 were €127 million, a decrease of €28 million or 18.4 percent, compared to €155 million for 2022. The decrease was mainly attributable to fewer engines sold to Maserati, for which the contract expired in December 2023.

Other

Other net revenues for 2023 were €152 million, an increase of €32 million or 27.1 percent, compared to €120 million for 2022. The increase was mainly driven by an increase of financial services activities.

2022 compared to 2021

Net revenues for 2022 were €5,095 million, an increase of €824 million or 19.3 percent (an increase of 15.5 percent on a constant currency basis), compared to €4,271 million for 2021.

The increase in net revenues was attributable to the combination of (i) a €768 million increase in cars and spare parts, (ii) a €48 million increase in sponsorship, commercial and brand and (iii) a €42 million increase in other revenues, partially offset by (iv) a €34 million decrease in engines.

Cars and spare parts

Net revenues generated from cars and spare parts for 2022 were €4,321 million, an increase of €768 million or 21.6 percent, compared to €3,553 million for 2021.

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

The €768 million increase in net revenues from cars and spare parts was composed of: (i) a €294 million increase in Mainland China, Hong Kong and Taiwan, (ii) a €259 million increase in Americas, (iii) a €138 million increase in EMEA, and (iv) a €77 million increase in Rest of APAC. The mix of net revenues by geography was impacted by the deliberate geographic allocation of shipments, which followed the pace of introduction of new models.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, Formula 1 commercial agreements and brand management activities for 2022 were €499 million, an increase of €48 million, or 10.6 percent, from €451 million for 2021. The increase was primarily attributable to an improvement in our Formula 1 ranking against the prior year and lifestyle-related activities, partially offset by lower sponsorships.

Engines

Net revenues generated from engines for 2022 were €155 million, a decrease of €34 million or 18.0 percent, compared to €189 million for 2021. The decrease was primarily attributable to few engines sold to Maserati. The contract for sale of engines to Maserati expired in December 2023.

Other

Other net revenues for 2022 were €120 million, an increase of €42 million or 54.2 percent, compared to €78 million for 2021. The increase was primarily attributable to other supporting activities, mainly related to racing and to our financial services activities (including positive foreign currency exchange impact), as well as to the Moto GP event held at our Mugello racetrack, which was held with full public attendance in 2022.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2021	Percentage of net revenues	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Cost of sales	2,996	50.2%	2,649	52.0%	2,081	48.7%	347	13.1%	568	27.3%
2023 compared to 2022

Cost of sales for 2023 was €2,996 million, an increase of €347 million or 13.1 percent, compared to €2,649 million for 2022. As a percentage of net revenues, cost of sales was 50.2 percent in 2023 compared to 52.0 percent in 2022.

The increase in cost of sales was primarily attributable to a change in product mix, higher car volumes and higher industrial costs (reflecting cost inflation and depreciation), as well as racing and other supporting activities, partially offset by fewer engines sold to Maserati and foreign currency exchange impact.

2022 compared to 2021

Cost of sales for 2022 was €2,649 million, an increase of €568 million or 27.3 percent, compared to €2,081 million for 2021. As a percentage of net revenues, cost of sales was 52.0 percent in 2022 compared to 48.7 percent in 2021.

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

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2021	Percentage of net revenues	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Selling, general and administrative costs	463	7.7%	428	8.4%	348	8.1%	35	8.1%	80	23.0%

2023 compared to 2022

Selling, general and administrative costs for 2023 were €463 million, an increase of €35 million or 8.1 percent, compared to €428 million for 2022. As a percentage of net revenues, selling, general and administrative costs were 7.7 percent in 2023 compared to 8.4 percent in 2022.

The increase in selling, general and administrative costs mainly reflects continuing initiatives for digital infrastructure and organizational development, as well as brand investments.

2022 compared to 2021

Selling, general and administrative costs for 2022 were €428 million, an increase of €80 million or 23.0 percent, compared to €348 million for 2021. As a percentage of net revenues, selling, general and administrative costs were 8.4 percent in 2022 compared to 8.1 percent in 2021.

The increase in selling, general and administrative costs was mainly attributable to communication and marketing activities, lifestyle and corporate events, and costs to support the Group’s organizational development.

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2021	Percentage of net revenues	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Research and development costs expensed during the year	539	9.1%	518	10.1%	574	13.4%	21	4.1%	(56)	(9.7%)
Amortization of capitalized development costs	343	5.7%	258	5.1%	194	4.6%	85	33.0%	64	32.5%
Research and development costs	882	14.8%	776	15.2%	768	18.0%	106	13.7%	8	1.0%
2023 compared to 2022

Research and development costs for 2023 were €882 million, an increase of €106 million or 13.7 percent, compared to €776 million for 2022. As a percentage of net revenues, research and development costs were 14.8 percent in 2023 compared to 15.2 percent in 2022.

The increase of €106 million was attributable to (i) higher amortization of capitalized development costs of €85 million driven by a general increase in capitalized development costs in recent years (€448 million in 2023, €416 million in 2022 and €363 million in 2021) in line with our strategy to innovate and broaden our product portfolio, as well as by (ii) higher research and development costs expensed of €21 million driven by Formula 1 and other racing activities.

2022 compared to 2021

Research and development costs for 2022 were €776 million, an increase of €8 million or 1.0 percent, compared to €768 million for 2021. As a percentage of net revenues, research and development costs were 15.2 percent in 2022 compared to 18.0 percent in 2021.

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

Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Other income	11	13	8	(2)	(12.0%)	5	53.6%
Other expense	29	34	14	(5)	(12.2%)	20	148.7%
Other expenses, net	18	21	6	(3)	(12.3%)	15	287.5%

Other expenses primarily consist of indirect taxes, provisions and other miscellaneous expenses. Other income primarily consists of rental income, gains on the disposal of property, plant and equipment and releases of previously recognized provisions (including the partial release of environmental provisions as a result of more favorable market conditions for car emissions credits), as well as other miscellaneous income.

Operating profit (EBIT)

	For the years ended December 31,						Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2021	Percentage of net revenues	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Operating profit (EBIT)	1,617	27.1%	1,227	24.1%	1,075	25.2%	390	31.8%	152	14.1%

2023 compared to 2022

Operating profit (EBIT) for 2023 was €1,617 million, an increase of €390 million or 31.8 percent, compared to €1,227 million for 2022. As a percentage of net revenues, operating profit (EBIT) increased from 24.1 percent in 2022 to 27.1 percent in 2023.

The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €42 million (as further described in revenues above), (ii) positive product and country mix impact of €461 million, sustained by the Daytona SP3, the 812 Competizione and the SF90 families, as well as by the contribution from the Americas and Mainland China, Hong Kong and Taiwan and a higher contribution from personalization and pricing, (iii) negative contribution of €106 million from research and development costs, (iv) negative contribution of €35 million from selling, general and administrative costs, (v) positive contribution of €13 million from the combined effects of higher Formula 1 commercial revenues, a better Formula 1 ranking in 2022 compared to 2021, new racing sponsorships and a higher contribution from lifestyle activities, as well as a partial release of environmental provisions as a result of more favorable market conditions for car emissions credits, partially offset by higher industrial costs, reflecting the effects of cost inflation and higher depreciation and amortization, and (vi) positive foreign currency exchange impact of €15 million (including foreign currency hedging instruments).

2022 compared to 2021

Operating profit (EBIT) for 2022 was €1,227 million, an increase of €152 million or 14.1 percent, compared to €1,075 million for 2021. As a percentage of net revenues, operating profit (EBIT) decreased from 25.2 percent in 2021 to 24.1 percent in 2022.

The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €261 million, (ii) negative product mix impact of €16 million, mainly impacted by lower shipments of the Ferrari Monza SP1 and SP2, which phased out in the first quarter of 2022, partially offset by positive contribution from personalizations and Range model mix, (iii) negative contribution of €109 million from higher industrial costs, including cost inflation (particularly for energy and raw materials) and depreciation, (iv) an increase in research and development costs of €8 million, (v) an increase in selling, general and administrative costs of €80 million, (vi) negative contribution of €15 million from racing activities, and reduced engine shipments to Maserati (in line with plans), partially offset by a positive contribution from lifestyle activities, and (vii) positive foreign currency exchange impact of €119 million (including foreign currency hedging instruments).

Financial expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Financial income	132	84	43	48	57.8%	41	95.0%
Financial expenses	147	133	76	14	10.4%	57	75.0%
Financial expenses, net	15	49	33	(34)	(69.7%)	16	49.2%
2023 compared to 2022

Financial expenses, net for 2023 decreased to €15 million compared to €49 million for 2022. The decrease in financial expenses, net was driven by (i) foreign currency exchange impact (including the net costs of hedging), (ii) higher interest income on cash and cash equivalents and (iii) gains realized on the partial cash tender executed during the third quarter of 2023 on a bond due in 2025 (€8 million).

2022 compared to 2021

Financial expenses, net for 2022 increased to €49 million compared to €33 million for 2021. The increase in financial expenses, net was primarily attributable to hedging costs for foreign exchange derivatives, as well as the remeasurement to fair value of financial investments held by the Group.

Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(€ million, except percentages)
Income tax expense	345	239	209	106	44.6%	30	14.0%
2023 compared to 2022

Income tax expense for 2023 was €345 million, an increase of €106 million, compared to €239 million for 2022. Income taxes for both years benefited from the application of the Patent Box regime. See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this Report for additional information related to the Patent Box tax regime in Italy.

The increase in income tax expense was primarily attributable to an increase in profit before taxes in 2023 compared to 2022.

The effective tax rate was 21.5 percent in 2023 compared to 20.2 percent in 2022, mainly reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE) and tax incentives for eligible research and development costs and investments.
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

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as for personnel and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the transition of our product portfolio to hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases, for which we paid out €329 million and €461 million, respectively in 2023. At our Capital Markets Day held on June 16, 2022, we announced a new multi-year share repurchase program of approximately €2 billion that is expected to be executed by 2026, as well as an increase in our expected dividend payout ratio from 30 percent to 35 percent of adjusted net profit starting in 2022.

We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our liquidity requirements.

See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models and at the end of the second quarter of the year to support the summer plant shutdown. Inventory levels are also adjusted as we deem necessary for agile supply chain management requirements.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure timely deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars. However, the advances we collect on cars may be subject to timing differences from period to period as a result of the number of models in our product portfolio for which we collect advances and the stage of their lifecycle at a given point in time, which ultimately impacts our working capital.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and transition our product portfolio to hybrid and electric powertrains. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new e-building, which is expected to be inaugurated in June 2024 and will be used primarily for the production of BEVs and related components, as well as the paint shop.

The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. Our tax expense and tax payments in 2023, 2022 and 2021 benefited from applying the Patent Box tax regime in Italy. See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2023, 2022 and 2021. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2023	2022	2021
	(€ million)
Cash and cash equivalents at beginning of the year	1,389	1,344	1,362
Cash flows from operating activities	1,717	1,403	1,283
Cash flows used in investing activities	(867)	(805)	(733)
Cash flows used in financing activities	(1,109)	(554)	(580)
Translation exchange differences	(8)	1	12
Total change in cash and cash equivalents	(267)	45	(18)
Cash and cash equivalents at end of the year	1,122	1,389	1,344
2023 compared to 2022

For the year ended December 31, 2023 cash and cash equivalents held by the Group decreased by €267 million compared to an increase in cash and cash equivalents of €45 million for the year ended December 31, 2022. The difference in the net change in cash and cash equivalents in 2023 compared to 2022 of negative €312 million was mainly attributable to the combined effects of:

(i)an increase in cash flows from operating activities of €314 million in 2023 compared to 2022, driven by an increase in net profit excluding non-cash items of €506 million, partially offset by higher absorption of cash for working capital, mainly due to an increase in inventories driven by production planning and an enriched product mix, as well as by lower collection of advances for cars in 2023 compared to 2022, which benefited from the collection of advances for the Daytona SP3;

partially offset by:

(ii)an increase in cash flows used in investing activities of €62 million in 2023 compared to 2022, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for product and infrastructure development; and

(iii)an increase in cash flows used in financing activities of €555 million in 2023 compared to 2022, driven by (i) higher repayments of debt of €583 million (€751 million in 2023 compared to €168 million in 2022), (ii) higher dividends paid of €82 million (€334 million in 2023 compared to €252 million in 2022) and (iii) higher share repurchases of €64 million (€461 million in 2023 compared to €397 million in 2022), partially offset by (iv) an increase in proceeds from debt of €174 million (€436 million in 2023 compared to €262 million in 2022).

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

(i)an increase in cash flows from operating activities of €120 million in 2022 compared to 2021, mainly attributable to an increase in net profit excluding non-cash items of €242 million and €170 million from other operating assets and liabilities, driven by the collection of advances for the Daytona SP3 and the 812 Competizione A, partially offset by higher income tax paid of €196 million and an increase in cash used for inventories, trade receivables and trade payables of €91 million driven by higher overall volumes; and

(ii)a decrease in cash flows used in financing activities of €26 million in 2022 compared to 2021, driven by net proceeds/repayments of debt (net proceeds of €95 million in 2022 compared to net repayments of €187 million in 2021), partially offset by higher share repurchases of €166 million and higher dividends paid of €90 million in 2022 compared to 2021;

partially offset by:

(iii)an increase in cash flows used in investing activities of €72 million in 2022 compared to 2021, mainly driven by higher investments in intangible assets to support the development of our current and future product offering.

Please refer to the following discussion and to the Consolidated Statement of Cash Flows included elsewhere in this document for additional information related to our cash flows.

A summary of the cash flows from or used in operating, investing and financing activities for each year is provided below.

Operating Activities — Year Ended December 31, 2023

For the year ended December 31, 2023, our cash flows from operating activities were €1,717 million, primarily attributable to:

(i)net profit of €1,257 million, adjusted for €345 million of income tax expense, €662 million for depreciation and amortization expense, €147 million of financial expenses, €132 million of financial income and net other non-cash expenses of €139 million (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method);

(ii)€49 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for our cars; and

partially offset by:
(i)€300 million of cash absorbed from the net change in inventories, trade receivables and trade payables, attributable to inventories for €310 million driven by production planning and an enriched product mix and trade receivables for €33 million, partially offset by trade payables for €43 million;

(ii)€107 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio due to volume growth;

(iii)€51 million of net finance costs paid; and

(iv)€292 million of income tax paid.

Operating Activities — Year Ended December 31, 2022

For the year ended December 31, 2022, our cash flows from operating activities were €1,403 million, primarily attributable to:

(i)net profit of €939 million, adjusted for €238 million of income tax expense, €546 million for depreciation and amortization expense, €133 million of financial expenses, €84 million of financial income and net other non-cash expenses and income of €112 million (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method); and

(ii)€140 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for the Ferrari Daytona SP3 and the 812 Competizione A;

    partially offset by:
(i)€305 million of income tax paid;

(ii)€188 million of cash absorbed by receivables from financing activities, driven by an increase in the financial services portfolio;

(iii)€98 million of cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to higher overall volumes; and;

(iv)€32 million of net finance costs paid.

Operating Activities — Year Ended December 31, 2021

For the year ended December 31, 2021, our cash flows from operating activities were €1,283 million, primarily attributable to:

(i)net profit of €833 million, adjusted for €209 million of income tax expense, €456 million for depreciation and amortization expense, €33 million of financial expenses, net and net other non-cash expenses and income of €48 million (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method);

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

(iv)€28 million of net finance costs paid; and

(v)€109 million of income tax paid.

Investing Activities — Year Ended December 31, 2023

For the year ended December 31, 2023 our net cash used in investing activities was €867 million, primarily attributable to capital expenditures of (i) €487 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €382 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “—Capital Expenditures” below.

Investing Activities — Year Ended December 31, 2022

For the year ended December 31, 2022, our net cash used in investing activities was €805 million, primarily attributable to: (i) €457 million of additions to intangible assets and, (ii) €348 million of additions to property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “—Capital Expenditures” below.

Investing Activities — Year Ended December 31, 2021

For the year ended December 31, 2021, our net cash used in investing activities was €733 million, primarily attributable to: (i) €385 million of additions to intangible assets and, (ii) €352 million of additions to property, plant and equipment, partially offset by proceeds from the disposals. For a detailed analysis of additions to intangible assets and property, plant and equipment see “—Capital Expenditures” below.

Financing Activities — Year Ended December 31, 2023

For the year ended December 31, 2023, net cash used in financing activities was €1,109 million, primarily attributable to:

(i)€385 million for the full repayment upon maturity of a bond previously issued in 2016 and €191 million for the partial repayment of a bond due in 2025 following a tender offer by the Group;

(ii)€461 million to repurchase common shares under the Company’s share repurchase program (including the “Sell-to-Cover” practice under the equity incentive plans);

(iii)€334 million of dividends paid (of which €329 million was to owners of the parent and €5 million was to non-controlling interests);

(iv)€73 million of repayments of borrowings from banks and other financial institutions, and

(v)€18 million for repayments of lease liabilities;

partially offset by:
(i)€250 million of proceeds from borrowings from banks and other financial institutions; and

(ii)€102 million of proceeds net of repayments related to our revolving securitization programs in the United States (proceeds of €151 million and repayments of €49 million).

Financing Activities — Year Ended December 31, 2022

For the year ended December 31, 2022, our net cash used in financing activities was €554 million, primarily attributable to:

(i)€397 million to repurchase common shares under the Company’s share repurchase program (including the “Sell-to- Cover” practice under the equity incentive plans);

(ii)€252 million of dividends paid (of which €250 million was to owners of the parent and €2 million was to non-controlling interests);

(iii)€46 million related to the net change in borrowings to banks and other financial institutions; and

(iv)€17 million in repayments of lease liabilities;

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

Capital Expenditures

Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Our capital investments generally focus on efforts to support continuous product portfolio renewal and expansion, as well as development activities aimed at continually innovating and improving our cars, including the transition of our product portfolio to hybrid and electric technology. We expect that our capital expenditures in the next few years will continue to be primarily focused on broadening and innovating our product range, consistent with our plans to launch 15 models over the period from 2023 to 2026, as well as on infrastructure investments to further enhance our technological edge with innovation and the development of core components in house.

Capital expenditures for the years ended December 31, 2023, 2022 and 2021 were €911 million, €824 million and €750 million, respectively.

The following table sets forth a breakdown of capital expenditures by category for each of the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	448	416	363
Patents, concessions and licenses	24	31	17
Other intangible assets	15	10	5
Total intangible assets	487	457	385
Property, plant and equipment
Land and industrial buildings	32	18	35
Plant, machinery and equipment	113	154	123
Other assets	36	27	20
Advances and assets under construction	243	168	187
Total property, plant and equipment	424	367	365
Total capital expenditures	911	824	750
Intangible assets

Our total capital expenditures for intangible assets for the year ended December 31, 2023 were €487 million (€457 million and €385 million for the years ended December 31, 2022 and 2021, respectively).

The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.

In recent periods, our capitalized developments costs have significantly increased for the aforementioned initiatives from €363 million in 2021 to €416 million in 2022 and €448 million in 2023. This has contributed to an increase in the proportion of capitalized development costs compared to total research and development incurred due to the effects of the advancement through the stages of development for many of the technologies we are creating. In particular, capitalized development costs as a proportion of total research and development incurred (both capitalized and expensed) increased to 45.4 percent in 2023 compared to 44.5 percent in 2022 and 38.7 percent in 2021.
For the year ended December 31, 2023, we invested €448 million in externally acquired and internally generated development costs, of which €286 million primarily related to the development of models to be launched in future years and €162 million primarily related to the development of our current product portfolio and components.

For the year ended December 31, 2022, we invested €416 million in externally acquired and internally generated development costs, of which €301 million primarily related to the development of models to be launched in future years and €115 million primarily related to the development of our current product portfolio and components.

For the year ended December 31, 2021, we invested €363 million in externally acquired and internally generated development costs, of which €229 million primarily related to the development of models to be launched in future years and €134 million primarily related to the development of our current product portfolio and components

Property, plant and equipment
Our total capital expenditures in property, plant and equipment for the year ended December 31, 2023 were €424 million (€367 million and €365 million for the years ended December 31, 2022 and 2021, respectively), of which €42 million related to right-of-use assets (€19 million and 13 million for the years ended December 31, 2022 and 2021, respectively).

For the years ended December 31, 2023, 2022 and 2021, we made significant investments in infrastructures in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches. In particular, we invested:

•in the ongoing construction of our e-building (the main driver of the increase in advances and assets under construction in 2023 compared to 2022), which will be used primarily for the production of battery electric vehicles (BEVs) and related components. The e-building is expected to be inaugurated in June 2024;

•in car and engine production lines (including for models to be launched in future years), as well as in our personalization programs;

•the new paint shop (in 2023); and

•in the purchase of tracts of land adjacent to our facilities in Maranello as part of our expansion plans (primarily in 2021).

At December 31, 2023, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €115 million (€201 million at December 31, 2022).

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2023:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	590	1,138	89	450	2,267
Interest on long-term debt (2)	50	25	18	10	103
Lease obligations (principal) (3)	16	21	16	20	73
Lease obligations (interest)	2	2	2	2	8
Unconditional minimum purchase obligations (4)	95	40	3	—	138
Purchase obligations (5)	115	—	—	—	115
Total contractual obligations	868	1,226	128	482	2,704
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
(2)    Amounts include interest payments based on the contractual terms and current interest rates on our long-term debt. Where interest rates are variable, they were determined using the rates in effect at December 31, 2023.
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

The long-term debt obligations reflected in the table above can be reconciled to the amount recognized in the consolidated statement of financial position at December 31, 2023 (in our Consolidated Financial Statements included elsewhere in this document) as follows:

(€ million)
Debt	2,477
Short-term debt obligations	(133)
Lease liabilities	(73)
Accrued interest and amortized cost effects	(4)
Long-term debt	2,267
Pension, post-employment benefits and other provisions for employees

We provide post-employment benefits for certain active employees and retirees of the Group. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations or other provisions for employees. At December 31, 2023, the liability for such obligations amounted to €123 million (€111 million at December 31, 2022). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.

Off balance sheet arrangements

We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business. For additional information see Note 29 “Commitments” to the Consolidated Financial Statements included elsewhere in this document.

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures which present how the underlying business has performed prior to the impact of adjusting items, which may obscure the underlying performance and impair comparability of results between periods. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.

In particular, we present the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis.

While similar measures are widely used in the industry in which we operate, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA is defined as net profit before income tax expense, financial expenses, net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the years ended December 31,
	2023	2022	2021
	(€ million)
Net profit	1,257	939	833
Income tax expense	345	239	209
Financial expenses, net	15	49	33
Operating profit (EBIT)	1,617	1,227	1,075
Amortization and depreciation	662	546	456
EBITDA	2,279	1,773	1,531
Adjustments	—	—	—
Adjusted EBITDA	2,279	1,773	1,531

Adjusted Operating Profit (Adjusted EBIT)

Adjusted Operating Profit (Adjusted EBIT) represents operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the years ended December 31, 2023, 2022 and 2021. There were no adjustments impacting Operating Profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the years ended December 31,
	2023	2022	2021
	(€ million)
Operating profit (EBIT)	1,617	1,227	1,075
Adjustments	—	—	—
Adjusted Operating Profit (Adjusted EBIT)	1,617	1,227	1,075

Adjusted Net Profit

Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents net profit and Adjusted Net Profit for the years ended December 31, 2023, 2022 and 2021. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the years ended December 31,
	2023	2022	2021
	(€ million)
Net profit	1,257	939	833
Adjustments	—	—	—
Adjusted Net Profit	1,257	939	833

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

The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the years ended December 31, 2023, 2022 and 2021. There were no adjustments impacting basic Earnings per common share and diluted earnings per common share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the years ended December 31,
		2023	2022	2021
Net profit attributable to owners of the Company	€ million	1,252	933	831
Weighted average number of common shares for basic earnings per share	thousand	181,220	182,836	184,446
Basic earnings per common share	€	6.91	5.11	4.50
Adjustments	€	—	—	—
Adjusted Basic Earnings per Common Share	€	6.91	5.11	4.50

Weighted average number of common shares(1) for diluted earnings per share	thousand	181,511	183,121	184,771
Diluted earnings per common share	€	6.90	5.09	4.50
Adjustments	€	—	—	—
Adjusted Diluted Earnings per Common Share	€	6.90	5.09	4.50
______________________________
(1)For the years ended December 31, 2023, 2022 and 2021 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).
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

•Net Debt is defined as debt less cash and cash equivalents and is composed of Net Industrial Debt and Net Debt of Financial Services Activities, which are both defined below.

•Net Industrial Debt is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial Debt represents our Net Debt less our Net Debt of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

The following table sets presents our Net Debt, Net Debt of Financial Services Activities and Net Industrial Debt at December 31, 2023 and 2022.

	At December 31,
	2023			2022
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Asset-backed financing (Securitizations)	(1,166)	(1,166)	—	(1,105)	(1,105)	—
Bonds and notes	(904)	—	(904)	(1,490)	—	(1,490)
Borrowings from banks and other financial institutions	(291)	(73)	(218)	(114)	(76)	(38)
Lease liabilities	(73)	—	(73)	(57)	—	(57)
Other debt	(43)	(42)	(1)	(46)	(41)	(5)
Total debt with third parties	(2,477)	(1,281)	(1,196)	(2,812)	(1,222)	(1,590)

Intercompany (1)	—	(9)	9	—	(42)	42
Total debt, net of intercompany	(2,477)	(1,290)	(1,187)	(2,812)	(1,264)	(1,548)

Cash and cash equivalents	1,122	34	1,088	1,389	48	1,341

Net Debt	(1,355)	(1,256)	(99)	(1,423)	(1,216)	(207)
______________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.
For additional information relating to our total debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. The latter amounted to €1,451 million and €1,400 million at December 31, 2023 and 2022, respectively. For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €1,122 million at December 31, 2023 compared to €1,389 million at December 31, 2022. See “—Cash Flows” above for further details.

At December 31, 2023, 80 percent of our cash and cash equivalents were denominated in Euro (at December 31, 2022, 85 percent). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in currencies other than the Chinese Yuan), which amounted to €81 million at December 31, 2023 (€97 million at December 31, 2022), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At December 31,
	2023	2022
	(€ million)
Euro	895	1,181
U.S. Dollar	97	70
Chinese Yuan	81	96
Pound Sterling	20	9
Other currencies	29	33
Total	1,122	1,389
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €32 million at December 31, 2023 (€44 million at December 31, 2022).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2023 was €1,722 million (€2,058 million at December 31, 2022).

The following table summarizes our total available liquidity:

	At December 31,
	2023	2022
	(€ million)
Cash and cash equivalents	1,122	1,389
Undrawn committed credit lines	600	669
Total available liquidity	1,722	2,058
The undrawn committed credit lines at December 31, 2023 and 2022 relate to revolving credit facilities. For further details, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and
Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities. The Group’s financial services activities relate only to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period.

The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023			2022			2021
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in)(1) operating activities	1,717	(84)	1,801	1,403	(161)	1,564	1,283	(96)	1,379
Investments in property, plant and equipment, intangible assets and joint ventures	(869)	—	(869)	(806)	—	(806)	(737)	—	(737)
Free Cash Flow	848	(84)	932	597	(161)	758	546	(96)	642
____________________________
(1)For the years ended December 31, 2023, 2022 and 2021, cash flows used in operating activities of financial services activities mainly reflects the outflows derived from the increase in the financial receivables portfolio (receivables from financing activities in the consolidated statement of financial position) of €107.2 million, €187.9 million and €122.7 million, respectively.
Free Cash Flow for the year ended December 31, 2023 was €848 million compared to €597 million for the year ended December 31, 2022 and €546 million for the year ended December 31, 2021. For an explanation of the drivers in Free Cash Flow see “—Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2023 was €932 million, an increase of €174 million compared to €758 million for the year ended December 31, 2022. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in net profit before income tax expense, financial expenses, net, amortization and depreciation and other non-cash income and expenses, partially offset by (i) higher absorption of cash for working capital, mainly due to an increase in inventories driven by production planning and an enriched product mix, (ii) lower collection of advances for cars in 2023 compared to 2022 (which benefited from the collection of advances for the Daytona SP3), and (iii) higher investments in intangible assets and property, plant and equipment reflecting our initiatives for product and infrastructure development.

Free Cash Flow from Industrial Activities for the year ended December 31, 2022 was €758 million, an increase of €116 million compared to €642 million for the year ended December 31, 2021. The increase in Free Cash Flow from Industrial Activities in 2022 compared to 2021 was primarily attributable to (i) an increase in net profit in net profit before income tax expense, financial expenses, net, amortization and depreciation and other non-cash income and expenses, (ii) a positive change in cash flows from other operating assets and liabilities driven by the collection of advances for the Daytona SP3 and the 812 Competizione A, partially offset by (iii) an increase in cash used for inventories, trade receivables and trade payables driven by higher overall volumes, (ii) higher income taxes paid and (v) higher investments in intangible assets to support the development of our current and future product offering.

Constant Currency Information

The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 2 “Material Accounting Policies” to the Consolidated Financial Statements, included elsewhere in this document, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Major Shareholders

Exor is our largest shareholder through its approximately 24.65 percent shareholding interest in our outstanding common shares (as of February 9, 2024). See “Overview—History of the Company”. As a result of the loyalty voting mechanism, Exor’s voting power is approximately 36.48 percent (as of February 9, 2024). In addition, as of February 9, 2024, Trust Piero Ferrari, a Jersey trust established by Mr. Piero Ferrari, holds approximately 10.48 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, a voting power of approximately 15.51 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.

Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, subsequently amended to reflect adherence by Trust Piero Ferrari, summarized below under “—Shareholders’ Agreement”.

Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds 84.37 percent of Exor’s share capital and voting rights, based on regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 16, 2024, were Jeroen Preller, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia, Benedetto Della Chiesa, Johannes Casper Brouwer, Filippo Scognamiglio Pasini, Alexandre von Furstenberg and Niccolò Camerana.

Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 9, 2024:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	24.65%
Trust Piero Ferrari (2)	18,894,295	10.48%
BlackRock, Inc. (3)	10,946,790	6.07%
Other public shareholders	105,974,971	58.80%

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
(2)Each of Exor and Trust Piero Ferrari participate in the loyalty voting program of Ferrari. As of February 9, 2024, Exor owned 44,435,280 special voting shares and Trust Piero Ferrari owned 18,892,160 special voting shares. Therefore, as discussed above in this section, the voting power of Exor and Trust Piero Ferrari in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3)Based on filings with the SEC (Amendment No. 1 to Schedule 13G filed on February 13, 2024, File No. 005-89223), BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and, out of the common shares beneficially owned as set forth in the table, it has sole voting power over 10,278,339 common shares.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 9, 2024, approximately 58.2 million Ferrari common shares, or 30 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,829 record holders had registered addresses in the United States.

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

Corporate Governance

Introduction
Ferrari N.V. is a public limited liability company, incorporated under the laws of the Netherlands. The Company is the holding company of the Ferrari group following the separation of the Ferrari business from FCA, now Stellantis N.V. In this section, the “Company” refers to Ferrari N.V. The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on Euronext Milan (formerly Mercato Telematico Azionario).

In accordance with the NYSE rules, the Company is permitted to follow its home country practice with regard to certain corporate governance standards. Therefore, the Company has adopted, except as discussed below under “Compliance with Dutch Corporate Governance Code”, the best practice provisions of the updated Dutch corporate governance code issued by the Corporate Governance Code Monitoring Committee, which entered into force on January 1, 2018 (the “Dutch Corporate Governance Code”) and is applicable retroactively as from financial year 2017. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and the relationship with the general meeting of shareholders. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the 2016 Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code has entered into force on January 1, 2024 and is applicable retroactively as from financial year 2023.

In this Annual Report the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in this and in its future annual reports.

For further information about culture see “—Creating Value for Our Shareholders”

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors” or the “Board”) consists of three or more directors (the “Directors”). The current Board of Directors was appointed at the annual general meeting of shareholders held on April 14, 2023. Its term of office will expire on the day of the next Annual General Meeting of Shareholders, which is currently expected to be on April 17, 2024. Each Director may be reappointed at any subsequent annual general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., Mr. John Elkann, Executive Chairman, and Mr. Benedetto Vigna, Chief Executive Officer) and nine non-executive Directors. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer. The Chief Executive Officer has day-to-day responsibility for the management of the Company and the Group.

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

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Piero Ferrari	1945	Vice Chairman and Non-Executive Director
Sergio Duca (1)	1947	Senior Non-Executive Director
Delphine Arnault	1975	Non-Executive Director
Francesca Bellettini	1970	Non-Executive Director
Eddy Cue	1964	Non-Executive Director
John Galantic	1961	Non-Executive Director
Maria Patrizia Grieco	1952	Non-Executive Director
Adam Keswick	1973	Non-Executive Director
Mike Volpi	1966	Non-Executive Director
______________________________
(1)The Board of Directors has resolved to appoint Sergio Duca as chairman of the Board, as referred to in the Dutch Civil Code, who will in such capacity have the title Chair (Voorzitter).
Nine Directors currently qualify as independent (representing a majority) for purposes of NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and eight Directors qualify as independent (representing a majority) for purposes of the Dutch Corporate Governance Code.

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
•Adam Keswick; and
•Mike Volpi.
In addition, Piero Ferrari is considered independent within the meaning of the NYSE rules.

Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.

During 2023, there were four meetings of the Board of Directors. The attendance rate at these meetings was 97.73 percent.

The non-executive Directors of the Company met to discuss the functioning of the Board and its committees, the functioning of the executive Directors as a corporate body of the company, or the corporate strategy and the main risks of the business, pursuant to best practice provisions 2.2.6, 2.2.7, 2.2.8 and 1.1.2 of the Dutch Corporate Governance Code.

Summary biographies for the current Directors of Ferrari are included below:

John Elkann (Chairman of the Company and executive Director) – Mr. John Elkann is Chief Executive Officer of Exor and Chairman of Stellantis N.V. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Ferrari N.V. and Chairman of GEDI Gruppo Editoriale S.p.A. Mr. Elkann is a trustee of MoMA. He also serves as Chairman of the Giovanni Agnelli Foundation.

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

Born in 1947, Italian citizenship.

Delphine Arnault (non-executive Director) – Mrs. Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years. In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013 Deputy General Manager of Louis Vuitton Malletier. She has been a board director of LVMH Moët Hennessy Louis Vuitton SE since 2003. Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé in 2008. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011 and Christian Dior SE in April 2012. Delphine Arnault previously served as a director of both Havas and 21st Century Fox from 2013 to 2019. In 2021, she has been appointed to the Board of Gagosian and Phoebe Philo Limited. Since February 2023, Mrs. Delphine Arnault is the President and CEO of Christian Dior Couture.

Born in 1975, French citizenship.

Francesca Bellettini (non-executive Director) – Since July 2023, Francesca Bellettini is Kering Deputy Chief Executive Officer and since September 2013 she is President and Chief Executive Officer of Yves Saint Laurent (part of the Kering Group), based in France. Ms. Bellettini is a member of the Kering Group Executive Committee since 2013. Ms. Bellettini joined the Kering Group in 2003, occupying different executive roles. From 2003 until 2008 she worked in Gucci, Italy, first as Assistant to the President and Managing Director and, from 2005, as Strategic Planning Director and Associate Worldwide Merchandising Director. In 2008, she joined Bottega Veneta, Italy, as Worldwide Merchandising Director and from 2010 she became Worldwide Merchandising-Communication Director based in Switzerland. From 1999 until 2002, Ms. Bellettini worked in the Prada Group, Italy, first in the Planning and New Business Development Division of Prada and, in 2002, as Operations Manager of Helmut Lang. Previously, she worked in Compass Partners International, UK from 1998 to 1999, in Deutsche Morgan Grenfell, UK from 1996 to 1998 and in Goldman Sachs International, UK from 1994 to 1996. While graduating, she had an internship in Citibank, Italy in 1994. Ms. Bellettini graduated in Business Administration with a focus on Finance from Bocconi University, Italy.

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

Born in 1964, American citizenship.

John Galantic (non-executive Director) – John Galantic is Operating Partner with Advent International. Galantic obtained a Bachelor’s degree from Tufts University and Master’s degree in Business Administration from Harvard Business School. He began his career at Procter and Gamble and worked in various Marketing and Sales roles in Italy, the UK and US. After stints at Glaxo SmithKline in global Marketing and at Coty Beauty, as President of Coty Americas, he joined Chanel in

2006. He was President and Chief Operating Officer of Chanel Inc until 2023 and he joined the board of Chanel in 2018. Galantic has also been on the board of Bacardi Limited since 2011. In 2023, he became an Operating Partner with Advent International.

Born in 1961, American and Swiss citizenship.

Maria Patrizia Grieco (non-executive Director) – Maria Patrizia Grieco has been the Chairperson of the Board of Directors of Anima Holding since March 2023. She has been also Chairperson of Assonime (the association of the Italian joint stock companies) since June 2021. From May 2020 to March 2023, she was the Chairperson of from the board of directors of Banca Monte dei Paschi di Siena and from May 2014 to May 2020 she was the Chairperson of the board of directors of Enel, the Italian company world leader in the utilities sector. After graduating in law from the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager with the task of reorganizing and repositioning the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013 she was Chief Executive Officer of Olivetti, where she also held the role of Chairperson from 2011. She has been a member of the Board of Directors of Fiat Industrial, CIR and Endesa S.A. and currently serves on the Board of Ferrari and Amplifon. Mrs. Grieco is also a member of the Board of Directors of Bocconi University. Maria Patrizia Grieco was Chairperson of the Italian Corporate Governance Committee from 2017 to 2021. During her mandate, the new Corporate Governance Code for Italian listed companies was issued. In the framework of the G20 Italy, she was Chair of the "Integrity & Compliance" Task Force of the B20 Italy, which provided pragmatic solutions that embraced the renewed concepts of integrity and compliance, to create a better future through inclusion and positive impact. She was also a member of the G20 Business Advisory Board for the Italian Presidency, led by The European House - Ambrosetti. The Board supported the Italian Prime Minister in providing contributions to the G20 agenda.

Born in 1952, Italian citizenship.

Adam Keswick (non-executive Director) – Mr. Adam Keswick joined the Jardine Matheson Board in 2007 and was Deputy Managing Director of Jardine Matheson from 2012 to 2016. He was appointed chairman of Matheson & Co. in August 2016. He has held a number of executive positions since joining the Jardine Matheson Group from N M Rothschild & Sons in 2001, including group strategy director and, thereafter, group managing director of Jardine Cycle & Carriage between 2003 and 2007. Mr Keswick is a director of DFI Retail Group, Hongkong Land and Mandarin Oriental. He is also a director of Ferrari N.V. and Schindler, vice chairman of the supervisory board of Rothschild & Co, and is a director of Yabuli China Entrepreneurs Forum. Mr. Keswick attended Eton College and Edinburgh University where he received his Master of Arts degree in 1995.

Born in 1973, British citizenship.

Mike Volpi (non-executive Director) – Mr. Mike Volpi is a General Partner at Index Ventures. Mike joined Index in 2009 to establish the firm’s North American activities. Mike invests primarily in enterprise software and artificial intelligence. He is currently serving on the boards of Aurora, Confluent, Clickhouse, Scale, Sonos, and Wealthfront, among others. Mike was previously a director of Ericsson and Fiat Chrysler Automotive. Prior to Index, Mike was Chief Strategy Officer and SVP/GM of Cisco’s routing business, where he managed a P&L in excess of $10 billion in revenues. His team was responsible for the acquisition of over 70 companies, some of which were multi-billion deals. Mike has a B.S. in Mechanical Engineering and an M.S. in Manufacturing Systems Engineering from Stanford, and an M.B.A. from the Stanford Graduate School of Business. He currently serves on the Global Advisory Board of Stanford’s Knight Hennessy Scholars program.

Born in 1966, American citizenship.

As of December 31, 2023, the members of the Board of Directors had, among other skills, the skills shown in the table below:

Skill Area	Corporate Governance and Risk management	Financial and accounting	Corporate management	Digital and cybersecurity	Innovation	ESG	Automotive and motorsport industry knowledge	Luxury goods industry knowledge
John Elkann (Executive Chairman and Executive Director)	x	x	x		x	x	x
Benedetto Vigna (Chief Executive Officer)	x		x	x	x	x	x
Piero Ferrari (Vice Chairman and non-Executive Director)	x		x				x	x
Sergio Duca (Senior Non-Executive Director)	x	x	x			x	x
Delphine Arnault (Non-Executive Director)	x	x	x					x
Francesca Bellettini (Non-Executive Director)	x	x	x					x
Eddy Cue (Non-Executive Director)	x		x	x	x	x
John Galantic (Non-Executive Director)	x		x			x		x
Maria Patrizia Grieco (Non-Executive Director)	x	x	x			x	x
Adam Keswick (Non-Executive Director)	x	x	x				x
Mike Volpi (Non-Executive Director)	x		x	x	x		x

As of December 31, 2023, the Board of Directors and its committee were composed of eleven Directors as shown in the table below:

Directors	Nationality	Executive	Non Executive	Independent		Committees			Directors from (1)	Roles in other companies (4)
				NYSE Rules	Dutch Code	Audit	Compensation	ESG
John Elkann (Executive Chairman and Executive Director)	IT	x						x	April 15, 2016 (2)	2
Benedetto Vigna (Chief Executive Officer)	IT	x							September 16, 2021 (3)	0
Piero Ferrari (Vice Chairman)	IT		x	x			x		January 2, 2016	0
Sergio Duca (Chair of the Board and Senior Non-Executive)	IT		x	x	x	x			January 2, 2016	2
Delphine Arnault	FR		x	x	x			x	April 15, 2016	2
Francesca Bellettini	IT		x	x	x	x			April 16, 2020	1
Eddy Cue	US		x	x	x		x	x	January 2, 2016	0
John Galantic	US, CH		x	x	x		x		April 16, 2020	0
Maria Patrizia Grieco	IT		x	x	x	x			April 15, 2016	2
Adam Keswick	UK		x	x	x				April 15, 2016	2
Mike Volpi	US		x	x	x				April 14, 2023	3
______________________________
(1)References in this table to Directors refer to Ferrari N.V. The Board of Directors is appointed annually on each annual general meeting of shareholders
(2)Mr. John Elkann is Executive Director from April 12, 2019.
(3)Mr. Benedetto Vigna was confirmed as Chief Executive Officer by the Board of Directors as of April 14, 2023.
(4)Directorships in listed companies other than in the Company.

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

On March 11, 2021, Ferrari launched a fourth tranche of a multi-year Euro 1.5 billion total share repurchase program launched on February 9, 2018, for the repurchase of up to Euro 150 million. Such fourth tranche of repurchases was completed on September 30, 2021. On October 4, 2021, Ferrari launched a fifth tranche of the repurchase program of up to Euro 150 million, which was completed on March 2, 2022. On March 3, 2022 Ferrari announced a sixth tranche of the repurchase program of up to Euro 120 million, which was completed on May 27, 2022.

On July 1, 2022, Ferrari announced a new multi-year share buyback program of approximately Euro 2 billion to be executed by 2026 and replacing the previous share buyback program. The first tranche of the new repurchase program, of up to Euro 150 million, was launched on July 1, 2022 and completed on November 30, 2022. The second tranche of the new repurchase program, of up to Euro 200 million, was launched on December 2, 2022 and completed on June 26, 2023. The third tranche of the new repurchase program, of up to Euro 200 million, was launched on July 3, 2023 and completed on October 19, 2023. The fourth tranche of the new repurchase program, of up to Euro 350 million, was launched on November 8, 2023 and is expected to be completed no later than June 26, 2024.

As of December 31, 2023, Ferrari’s common shares held in treasury amounted to 13,505,409. As of the same date, the Company held in treasury 5.26 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the abovementioned share repurchase program, refer to “Other Information—Additional Information—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enabled Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016 up to and including January 1, 2021. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization was renewed for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolution of the Annual General Meeting held on April 15, 2021, the authorization has been further renewed for the period starting from April 15, 2021 up to and including October 14, 2022. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the authorization has been further renewed for the period starting from April 13, 2022 up to and including October 12, 2023. Pursuant to the resolution of the Annual General Meeting held on April 14, 2023, the authorization has been further renewed for the period starting from April 14, 2023 up to and including October 13, 2024.

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

Ferrari shall not grant the Directors any personal loans or guarantees.

Share Ownership

The number of shares directly and indirectly owned by members of the Board of Directors on February 9, 2024 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.48%	18,892,160	29.83%
John Elkann	28,329	(*)	—	—
Benedetto Vigna	11,260	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
John Galantic	100	(*)	—	—
Adam Keswick	2,643	(*)	—	—
______________________________
(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 9, 2024.

No members of the Ferrari Leadership Team beneficially own 1 percent or more of the Company’s common shares or special voting shares.

The Audit Committee

The Audit Committee is responsible, inter alia, for assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal auditors and independent registered public accounting firm, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the review and approval of related party transactions, (x) the independent registered public accounting firm’s qualifications, independence, remuneration and any non-audit services for the Company, (xi) the functioning of the Company’s internal auditors and of the independent registered public accounting firm, (xii) risk management guidelines and policies, and (xiii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Mr. Duca (Chairperson), Ms. Bellettini and Mrs. Grieco, each of whom is independent within the meaning of the Dutch Corporate Governance Code. Our Board of Directors has determined that Mr. Sergio Duca is the “audit committee financial expert”.

The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and section 2(3) of the Dutch Decree on the Establishment of an audit committee. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent registered public accounting firm of the Company, the Chief Financial Officer, the Chief Internal Audit, Risk and Compliance Officer, and the Head of Internal Audit are required to attend its meetings, while the Chief Executive Officer is free, but not required, to attend the meetings of the Audit Committee, unless the Audit Committee determines otherwise, and shall attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee shall meet with the independent auditor at least once per year outside the presence of the executive Directors and management. Furthermore, an independent third party shall make an assessment of the performance of the Audit Committee at least every five years.

In 2023, the Audit Committee met seven times and the average attendance rate was 85.71 percent. At these meetings several matters were discussed, including the audit committee role and responsibilities, the Company’s financial control and risk framework, risk assessment, internal control over financial reporting pursuant to the applicable rules, and a financial overview of operating results. In particular, the Audit Committee reviewed the Ferrari’s periodic and yearly financial results and, with the assistance of the Chief Financial Officer and other Company officers, focused on key accounting and reporting matters as well as the main business drivers.

The Compensation Committee

The Compensation Committee is responsible for, among other things, assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and approving the remuneration structure for the executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon, and (v) preparing the compensation report.

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

In 2023, the Compensation Committee met once with 100 percent attendance of its members at such meeting. The Compensation Committee reviewed the compensation report. Further information on the activities of the Compensation Committee are included in the compensation report.

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

In 2023, the ESG Committee met once with 66.67 percent attendance of its members at such meeting. The Committee reviewed the Board of Directors’ and Committee’s assessments, the Sustainability achievement and objectives, and the recommendations for Directors’ election.

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

As of February 9, 2024, Exor held approximately 36.48 percent of the voting power in the Company, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, held approximately 15.51 percent of the voting power in Ferrari and public shareholders held approximately 48.01 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Overview—History of the Company”.

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

Additional Issuances and Rights of Preference

Issuance of Shares

The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization was renewed for the period starting from January 2,

2021 up to and including October 15, 2021. Pursuant to the resolution of the Annual General Meeting held on April 15, 2021, the authorization has been further renewed for the period starting from April 15, 2021 up to and including October 14, 2022. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the authorization has been further renewed for the period starting from April 13, 2022 up to and including October 12, 2023. Pursuant to the resolution of the Annual General Meeting held on April 14, 2023, the authorization has been further renewed for the period starting from April 14, 2023 up to and including October 13, 2024.

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

The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. Pursuant to the resolutions of the Annual General Meeting held on April 16, 2020, the Board of Directors was authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolutions of the Annual General Meeting held on April 15, 2021, the Board of Directors has been further authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 15, 2021 up to and including October 14, 2022. Pursuant to the resolutions of the Annual General Meeting held on April 13, 2022, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 13, 2022 up to and including October 12, 2023. Pursuant to the resolutions of the Annual General Meeting held on April 14, 2023, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 14, 2023 up to and including October 13, 2024.

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

At any time, a holder of Ferrari common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such Ferrari common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such Ferrari common shares no longer qualify as Electing Common Shares or Qualifying Common Shares, as a result, the holder of such Ferrari common shares is required to offer and transfer the special voting shares associated with such Ferrari common shares that were previously Qualifying Common Shares to Ferrari for no consideration (om niet) as described in detail in “—Loyalty Voting Program—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares”.

Annual Accounts and Independent Registered Public Accounting Firm

Ferrari’s financial year is the calendar year. Within four months after the end of each financial year, the Board of Directors will prepare the annual accounts, which must be accompanied by an annual report and an auditors’ report and will publish the accounts and annual report and will make those available for inspection at Ferrari’s corporate address. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the General Meeting at the annual general meeting of shareholders, at which meeting the members of the Board of Directors will be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent registered public accounting firm’s reports are made available through Ferrari’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

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

Dutch Corporate Governance Code

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (including the General Meeting). The Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) sustainable long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting; and (v) one-tier governance structure.

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

The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari has reported in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the 2016 Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code has entered into force on January 1, 2024 and is applicable retroactively as from financial year 2023.

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

Pursuant to the resolution of the Annual General Meeting held on April 14, 2023, the Board of Directors has been authorized to issue common shares in the capital of the Company and to grant rights to subscribe for common shares in the capital of the Company. This authorization is limited in respect of common shares to 10 percent of the issued common shares for general corporate purposes as of the date of the 2023 Annual General Meeting (i.e. April 14, 2023), which can be used for any and all purposes necessary in the opinion of the Board of Directors. The authorization has been granted for a period of 18 months starting from the date of the 2023 Annual General Meeting of Shareholders on April 14, 2023 up to and including October 13, 2024. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the Board of Directors has been further authorized to issue special voting shares in the capital of the Company and to grant rights to subscribe for special voting shares in the capital of the Company. This authorization is limited in respect of special voting shares to 10 percent of the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital. The authorization has been granted for a period of 5 years starting from the date of the 2022 Annual General Meeting of Shareholders on April 13, 2022 up to and including April 12, 2027.

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

Ferrari Leadership Team

On certain key operational matters, the CEO is supported by the FLT, which is responsible for reviewing the operating performance of the business, collaborating on certain operational matters, supporting the Chief Executive Officer with his tasks, and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily as it relates to the operational management. Set forth below are the names, year of birth and position of each of the members of the FLT of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Antonio Picca Piccon	1964	Chief Financial Officer
Davide Abate	1984	Chief Technologies and Infrastructures Officer
Andrea Antichi	1979	Chief Manufacturing Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Carlo Daneo	1968	General Counsel
Gianmaria Fulgenzi	1969	Chief Product Development Officer
Silvia Gabrielli	1969	Chief Digital & Data Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Lorenzo Giorgetti	1970	Chief Racing Revenue Officer
Ernesto Lasalandra	1972	Chief Research & Development Officer
Maria Carla Liuni	1968	Chief Brand Officer
Marco Lovati	1972	Chief Internal Audit, Risk and Compliance Officer
Flavio Manzoni	1965	Chief Design Officer
Francesca Montini	1979	Chief Communications Officer
Angelo Pesci	1974	Chief Purchasing & Quality Officer
Frédéric Vasseur	1968	Scuderia Ferrari Team Principal & General Manager
Summary biographies for the current members of the FLT are included below:

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

Marco Lovati. Mr. Marco Lovati is Chief Internal Audit, Risk and Compliance Officer since December 2023, Chief Internal Audit Officer since April 2015 and a member of the Supervisory Body of Ferrari S.p.A. since July 2014. Prior to such assignment he spent 14 years in the Internal Audit and Compliance department of Fiat Group and FCA, where he covered several senior positions including the role of “Financial & Insurance Companies, Luxury Cars” and “Automotive Europe & Financial JV Companies” Head of Audit, also serving as member of the Supervisory Body of different Fiat Group and FCA legal entities. Mr. Marco Lovati graduated in Economics and Business Administration from the University of Turin and holds an MBA in Finance jointly organized by the University of Turin and the Italian Association of Finance Directors (ANDAF).

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

Francesca Montini. Ms. Francesca Montini is Chief Communications Officer since April 2023. She joined Ferrari in January 2018 as Head of Brand and Corporate Communications. Over her career, Ms. Montini has built a strong international profile in corporate and brand communications working across multiple markets (Europe, the Middle East and the U.S.A.) and a variety of powerful global brands, including Nike, Nokia, Ford, Jeep and Ferrari. Ms. Montini holds a Masters degree in Corporate Communications from University of Rome, La Sapienza and the Ferrari Corporate Executive MBA from the Bologna Business School.

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

Frédéric Vasseur. Mr. Frédéric Vasseur was born in Draveil, France on May 28, 1968. In 1995, he graduated in Aeronautical Engineering at ESTACA (École Supérieure des Techniques Aéronautiques et de Construction Automobile) in Paris. In 1992, while still studying, he established RPM, preparing Formula 3 engines for Renault. In 1996, he set up the ASM team, racing in Formula 3. He ran the operation up to 2015, winning various titles including the French one in 1998 with David Saelens at the wheel, going on to win the European title four times between 2004 and 2007, with Jamie Green, Lewis Hamilton, Paul Di Resta and Romain Grosjean. In 2004, he created a second team, ART Grand Prix, winning eighth teams’ championships across GP2 and GP3 and eleven drivers’ titles including clinching the 2016 GP3 crown with Charles Leclerc. An enquiring mind and a willingness to explore new avenues led Vasseur to set up AOTech in 2010, a company specialising in driving simulators and CFD design. Two years later, along came Spark Racing Technology, dealing in the design and manufacture of hybrid and electrical systems. The company secured the contract to supply Formula E chassis, when the category for fully electric single-seaters was first set up by the FIA (Federation Internationale Automobile) in 2014. Frédéric first appeared in the Formula 1 paddock in 2016 as Renault Team Principal. The following year, he moved on to become Managing Director of the Sauber Group, as well as Team Principal of the Alfa Romeo Sauber F1 Team, which morphed into Alfa Romeo Racing in 2019, running Ferrari power units. After the 2022 season, he was asked to take on the role of Scuderia FerrariTeam Principal & General Manager, starting in his new position on January 9, 2023.

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

In accordance with international best practices, the Group has two principal types of control in place:

•controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights to information technology systems; and
•controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for financial closing processes and cross-sector controls carried out by captive service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be classified as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of information technology systems supporting business activities.
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

Since 6 December 2023, our risk management and internal control system has been enhanced with the creation of a new department tasked with coordinating the system as a whole: the Internal Audit, Risk and Compliance Department, which reports directly to the CEO and works to ensure, in an integrated manner, that business operations are conducted with transparency, in the interests of shareholders and all stakeholders.

The Internal Audit, Risk and Compliance Department comprises the following groups:

•Enterprise Risk Management, which will now report to this new department. The purpose of this group is to create an organized system for identifying, assessing, managing, and monitoring major risks that could compromise the achievement of our strategic, operational and financial objectives.
•Compliance, the purpose of which is to ensure that the actions taken within the Company are consistent with the applicable rules of ethics, laws and regulations, as well as Ferrari’s internal procedures, in order to increase the confidence of stakeholders in the fairness of our management.
•Internal Audit, the purpose of which is to provide an independent and objective assessment of the adequacy of our internal control system as well as of the efficiency of operations conducted within Ferrari. This is achieved through the execution of, among others, operational, compliance, financial and technology audits as well as consulting activities designed to enhance and protect company assets and relevant information also providing support to internal stakeholders in the implementation of projects, as applicable. The Internal Audit function continues to report to the Audit Committee of the Board of Directors of Ferrari N.V.

The Internal Control Committee regularly monitors all Group risks and is composed of General Counsel, the CFO, the Chief Digital & Data Officer, the Chief Internal Audit, Risk and Compliance Officer, the Chief Human Resources Officer, Enterprise Risk Management, and the Enterprise Cybersecurity department. It reports at least once a year to the Audit Committee and the Privacy Committee.

Code of Conduct and Company Policies

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

The Code of Conduct is a pillar of the governance system, which regulates the decision-making processes and operating approach of the Company and its employees in the interests of sustainable long-term value creation while taking into account the impact the actions have on people and the environment and to that end weighs the stakeholder interests that are relevant in this context. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organization (ILO) and the OECD Guidelines for Multinational Enterprises. Furthermore, the Code of Conduct provides for the guiding principles relating to: health and safety, business ethics and anticorruption, antitrust, human resource management and the central role of the individual and the respect of human rights, personal data privacy, conflicts of interest, the importance of the Community, of the environment and, in general terms, of sustainability.

The Company promotes adoption of the Code of Conduct as a best practice standard of business conduct by partners, suppliers, agents, dealers and any other business partner. In fact, the Company’s contracts worldwide include specific clauses relating to recognition and adherence to the principles underlying the Code of Conduct and related guidelines, as well as compliance with local regulations.

The Company closely monitors the effectiveness of and compliance with the Code of Conduct, with the help of the Group Compliance department. Violations of the Code of Conduct are usually determined through, among other things: periodic activities of compliance monitoring carried out by Group Compliance department, periodic and/or specific activities carried out by the Internal Audit department of the Group; the whistleblowing reports and management procedures and checks forming part of the standard operating procedures. Periodic reporting is provided to the Chairman and CEO as well as to the Audit Committee. For all Code of Conduct violations, the disciplinary measures taken are commensurate with the seriousness of the case and comply with local legislation. The relevant corporate departments are notified of violations, irrespective of whether criminal action is taken by the authorities. The Internal Audit department of the Group should inform the Board of Directors and the chairman of the Audit Committee without delay if, during the performance of its duties, it discovers or suspects an instance of material misconduct or irregularity. If the actual or suspected material misconduct or irregularity pertains to the functioning of one or more Directors, the Internal Audit department should report this to the Chairman.

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

Cybersecurity

Cybersecurity management

Cybersecurity and IP protection are among Ferrari top priorities. Cybersecurity risks are managed at multiple levels within the organization. The internal processes through which our Enterprise Cybersecurity department (as referred to below) operates are built to assess, identify and manage material risks from cybersecurity threats and are integrated in our overall enterprise risk management framework.

In addition, a global Enterprise Risk Management department (part of Internal Audit, Risk and Compliance) considers and evaluates all risks that could affect the Group and cybersecurity has been integrated into this risk management process. For additional information on our Enterprise Risk Management department and processes, please see “Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting” and “Risk Management Process and Internal Control System—Cybersecurity Including Third Parties Vulnerabilities”.

We evaluate cyber risks that can directly or indirectly affect the Group, including dealers and suppliers, and assess, identify, mitigate and manage material cybersecurity risks. Ferrari is accountable for this process, which involves several external partners for both monitoring and analysis/remediation activities, such as a security operation service and cybersecurity operations with a triage service, both of which are 24 hours a day, 7 days a week, as well as a primary and worldwide known cybersecurity incident management company and several cybersecurity companies specialized in different areas. Such procedures are regularly verified and, in some cases, formally audited, either externally (UNECE R155, NYDFS500) by government agencies or internally by the Internal Audit, Risk & Compliance Department.

Cybersecurity governance

Ferrari considers cybersecurity a strategic matter since 2008, when a dedicated department was established. It evolved to an articulated structure currently composed of 14 full time people plus several external services.

The Enterprise Cybersecurity department is responsible for cybersecurity and provides cybersecurity services and training to the whole Ferrari Group. The responsibility of Enterprise Cybersecurity department includes operational technology and vehicle cybersecurity. It is part of the Digital & Data department, whose Chief Digital & Data Officer directly reports to the CEO. The Chief Digital & Data Officer has substantial relevant expertise in the areas of information security and cybersecurity risk management, and has more than 8 years of experience in information technology.

The Enterprise Cybersecurity department manages and coordinates every aspect of cybersecurity: policies, controls, incidents, awareness, countermeasures, remediation, relations with public institutions.

Cybersecurity governance primarily involves the following committees:

i) The Cyber Crisis Committee, which overviews and manages material (or significant) cyber incidents. It is composed mainly by executives and C-level executives representing:
•Enterprise Cybersecurity;
•Data & Digital;
•Legal;
•Finance;
•Communications;
•Compliance, and
•relevant internal business functions (e.g. sales, procurement, design, racing, etc.), as applicable.

ii) The Internal Control Committee, which regularly monitors all Group risks, including cyber risks, and reports at least once a year to the Audit Committee and the Privacy Committee. The Internal Control Committee is composed of executives and C-level executives representing:
•Enterprise Cybersecurity;
•Data & Digital;
•Legal;
•Finance;
•Internal Audit;

•Compliance;
•Enterprise Risk Management, and
•Human Resources.

iii) The Audit Committee, which periodically reviews the cybersecurity strategy, governance and management, and is regularly updated about cybersecurity matters.

Cybersecurity reporting

The Enterprise Cybersecurity department periodically reports to management with different frequencies. For example, it provides weekly reporting in relation to cyber incidents to the Chief Digital & Data Officer and the CEO, and every six months it reports to the CFO, the Chief Internal Audit, Risk and Compliance Officer and the Chief Digital & Data Officer. It also prepares and shares specific reports and updates in case of relevant incidents with the relevant stakeholders (which usually include the CEO, General Counsel, the CFO and the Chief Data & Digital Officer.

Cybersecurity strategy

Technical countermeasures

Ferrari relies on several cybersecurity technical tools to prevent cyber incidents and detect any deviation from standard behaviors and seeks to continuously strengthen its security processes and controls by investing in new and improved security technologies, improving incident response plans, providing regular employee training and keeping up to date with several cybersecurity compliance frameworks, such as SOX, NYDFS500, UNECE R155 and the EU GDPR. Cybersecurity is technically provided through the adoption of available tools, protecting the whole perimeter of network, applications, devices, services and accounts. Policies and procedures define the rules for the correct management and execution of the cybersecurity services. Additionally, the Group has purchased cybersecurity insurance and it engages external consultants with extensive technical expertise in cybersecurity matters to assist management in implementing its cybersecurity strategy. The Group also performs penetration tests, data recovery testing, security audits and risk assessments throughout the year.

Cybersecurity controls

Controls are performed on a shorter-than-daily basis, generally with a delay of minutes or few hours at most. Vulnerabilities are monitored every day, and action plans are defined accordingly. Since 2020 logs are continuously analyzed and correlated 24 hours a day, 7 days a week by a security operation service. Other controls are performed throughout the year. For example, with “friendly phishing” campaigns aimed to identify users more prone to mail scams.

Training & awareness

Human behavior is central to cybersecurity. Both employees and external workers are specifically trained in cybersecurity in several ways, in person and/or online, including through several security pills via email or intranet, “friendly phishing” campaigns and personal support for phishing analysis or general cybersecurity questions. Specific departments particularly exposed to cyber risks receive dedicated classroom training, with more than 1,000 people involved in 2023.

Dealers & suppliers
The cybersecurity of third parties, dealers and suppliers, is part of the Group’s overall cybersecurity program. Dealers and suppliers are subject to specific and tailored analysis to evaluate their maturity level with a specific focus on technical, procedural or organizational nature. The evaluation is based on questionnaires dealing with all aspects related to cybersecurity. In case of weaknesses, we may request a mitigation plan to be implemented and monitored.

Cyber incidents

As previously disclosed, in March 2023 Ferrari was hit by a ransomware attack. Data protection authorities, media and clients were promptly informed and the ransom request was publicly rejected. Rejection of the ransom request led to the leak of a significant amount of customers’ personal identifiable information, and we were provided evidence of such leak with respect to several hundred customers. In addition, in the last twelve months, cybersecurity threats and other attacks have occurred, especially against some of our suppliers. None of these incidents have had material financial impacts or serious consequences for Ferrari. Ferrari reports incidents in compliance with the requirements of different authorities. If necessary, specialized incident management services are hired to provide support to both analysis and remediation activities. Data protection authorities (Italian and of other countries) have been immediately informed whenever necessary. If necessary, specialized cybersecurity service providers are hired. Furthermore, a long standing cooperation with police forces in Italy and other countries provides an additional layer of security. As of the date of this report, we have not experienced any further material cybersecurity incidents. See “Risk Factors — A disruption in our information technology, including as a result of cybercrimes, could compromise confidential, proprietary and sensitive information” for further information about data protection and cybersecurity risks.

Diversity Policy

The Board of Directors adopted an updated diversity policy for the Board of Directors (the “Diversity Policy”) effective as of September 14, 2023, since the Company believes that diversity in the composition of the Board of Directors in terms of age, sex, gender, nationality, expertise, experience, competencies, or other personal qualities, and cultural or other background is an important mean of promoting debate, balanced decision making and independent actions of the Board of Directors.

The Diversity Policy gives weight to the following diversity factors in Board of Directors composition age, sex, gender, nationality, expertise, experience, competencies, or other personal qualities, and professional cultural or other background. The Company considers each of these aspects key drivers to support the abovementioned goals and to achieve sufficient diversity of views and the expertise needed for a proper understanding of current affairs and longer-term risks and opportunities related to the Company’s business. The Board of Directors and its ESG Committee consider such factors when evaluating nominees for election to the Board of Directors and during the annual performance assessment process.

Gender diversity targets

a)     Board of Directors diversity targets

The Company has set the following concrete targets to be achieved by 2027: (a) at least 30 percent of the seats of the Board of Directors to be occupied by women and at least 30 percent by men; (b) at least 33% of the seats of the non-executive members of the Board of Directors to be occupied by women and at least 33% by men; (c) the nationality of the members of the Board of Directors to be reasonably consistent with the geographic presence of the Company’s business, and no nationality should count for more than 60% of the members of the Board of Directors; and (d) diversity in the age of the members of the Board of Directors by having one or more members of the Board of Directors aged under 50 at the day of their nomination; provided that, in the candidate selection process, rules and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability or sexual orientation) will be taken into account. Given the current composition of the Board of the Company in one-tier system, composed only by two (2) executive directors (of the same gender), the Company has decided not to set a specific gender diversity target for executive directors in the Policy while targets have been set for the Board of Directors as a whole.

To ensure its correct implementation, the Diversity Policy will be taken into account in the nomination of executive Directors, and in the adoption of a profile for non-executive Directors as well as in nominating and recommending non-executive Directors.

As of December 31, 2023, the Company has achieved (i) the gender targets of the non-executive members of the Board of Directors, (ii) the target on nationality and (iii) the age target. Due to the appointment of one extra male to the Board of Directors compared to 2022, the percentage of women in the Board as a whole has dropped just below the 30% target.

Please find below a chart representing the Board’s gender and age as of December 31, 2023.

DIRECTORS BY AGE GROUP AND GENDER

	December 31, 2023
Directors	30-50	>50	Total	Total %
Male	2	6	8	73%
Female	1	2	3	27%
Total	3	8	11	100%

b)     Manager Diversity Targets (sub-top) & Diversity and Inclusion Practice

Ferrari places people at its core. We believe in the importance of inclusion and the enhancement of diversity and continuously improve our people strategies in order to maintain an engaging, meritocratic and fair environment, in which all Ferrari people can and want to do their best. Equal opportunities are the best way to ensure that merit is the decisive factor to keep on attracting, retaining and developing the talents, accelerating Ferrari’s innovation process.

In order to guarantee equal opportunities, our Company operates a merit-based remuneration policy, not discriminating on the basis of gender, age, nationality, social status or cultural background. In addition, Ferrari S.p.A. started an in-depth analysis on remuneration, which led, in July 2020, to the award of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company. This certificate has been maintained also for 2023, it has been extended at global level in 2023 and testifies to the Company’s commitment to creating an inclusive and diverse working environment while fostering career development for all. Ferrari sees this certification not as an end point but as a further stage of growth and an opportunity to implement tangible actions to ensure that everyone can pursue his or her own professional development.

Reflecting the Company’s ambition for diversity and inclusion in the entire Company, The Board of Directors adopted a diversity and inclusion practice (the “Diversity and Inclusion Practice”) effective as of September 14, 2023. Ferrari Group promotes the valorization of human resources and encourages the diffusion of a corporate culture based on Inclusion and mutual respect in the belief that Diversity represents a source of creativity, enrichment and innovation. In carrying out its activities, the Group adopts an approach aimed at guaranteeing equal opportunities at all levels of the organization as well as rejecting any form of discrimination. The Diversity and Inclusion Practice identifies and implements diversity and inclusion principles for the whole employees’ population of Ferrari Group as well as the Board of Directors. Among the actions we have taken to implement the Diversity and Inclusion Practice, the monitoring of diversity in panel of hiring candidates, the analysis of the percentage of men and women involved in remuneration and promotion processes to support with these data the decision making, the definition of clear diversity objectives for all levels in the organization.

The progresses in our journey are evident looking at some figures: women in managerial positions at December 31, 2017 were 11.8% (while women represented 12.2% of the total employee population), at December 31, 2022 were 15.2% (while women represented 15.4% of the total employee population) and at December 31, 2023 were 16.2% (while women represented 15.7% of the total employee population). Compared to 2022, at the end of December 2023, the percentage of women in managerial positions increased by 1%.

Our goal is to proceed in this direction: indeed we aim to maintain a healthy growth rate in women in managerial positions, considering the percentage of women in the total employee population. We define as an appropriate target to have at least 18% women in managerial positions by 2027.

Our plan to achieve the target is to continue the implementation of initiatives and actions put in place in 2023, as mentioned above fostering the value of diversity in panel of hiring candidates, monitoring the percentage of men and women involved in career plans and salary review, defining clear diversity objectives for all levels in organization. For Ferrari it is important to guarantee equal opportunities at all levels, so the consistency between global percentage and managerial percentage is a key indicator in our diversity strategy.

Stakeholder Engagement Practice

On September 14, 2023, the Board of Directors adopted the updated version of the stakeholder engagement practice (the “Stakeholder Engagement Practice”), as the Company firmly believes that maintaining a profitable dialogue with its stakeholders, by listening to their expectations and perspectives, is key in the path to sustainable long-term value creation. This Stakeholder Engagement Practice aims at enhancing Ferrari’s communication with its stakeholders and at giving all members of the Board, managers and employees of the Ferrari Group, and anyone else working for it or on its behalf in Italy or any other country, guidelines on the right methods and forms of interaction with such different stakeholders.

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

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, our Board consists of 11 members and a majority of our Board is “independent” under the NYSE definition (9 of the 11 members) and the Dutch Code (8 of the 11 members). Further, pursuant to Dutch law, persons may not be appointed as non-executive Directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive Directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size. Finally, pursuant to Dutch law, a so-called “ingrowth quota” applies as of January 1, 2022 pursuant to which an individual cannot be appointed as non-executive Director, if such individual does not contribute to a balanced composition of the non-executive Directors. Under Dutch law, the composition of the non-executive Directors is considered balanced if it consists of at least one third men and at least one third women. This “ingrowth quota” does not apply to Ferrari N.V. as none of its shares are listed on a regulated market in the Netherlands.

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

NYSE Rules also require U.S. listed companies including foreign private issuers like Ferrari to adopt a policy for the recovery or “clawback” of excess incentive-based compensation earned by current or former executive officers, in accordance with the recently amended Rule 303A.14 of the NYSE Listed Company Manual. With effect as of December 1, 2023, the Company has adopted the NYSE Clawback Policy (as defined elsewhere in this Report), available on the Company’s website, in compliance with such rules.

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

While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Corporate Governance Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Article 23 of our Articles of Association provides that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Other Information—Additional Information—Dividend Policy”.

In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our website at www.ferrari.com.

Italian Corporate Governance Code

As regards the Italian framework for corporate governance, the Company is aware that a new version of the corporate governance code (the “Italian CGC”) has been issued by Borsa Italiana S.p.A., applicable (starting from January 2021) to all companies with shares listed on Euronext Milan.

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

REPORT OF THE NON-EXECUTIVE DIRECTORS

Introduction

This is the report of the non-executive Directors of the Company over the financial year 2023, as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code, and it provides further information on the performance of the non-executive Directors’ duties throughout 2023.

It is the responsibility of the non-executive Directors to supervise the policies carried out by the executive Directors and the general affairs of the Company and its affiliated enterprise, including the implementation of the strategy of the Company regarding sustainable long-term value creation. Inter alia, non-executive Directors should focus on the effectiveness of the Company’s internal risk management and control systems and the integrity and quality of the financial reporting and the sustainability reporting. It is also the responsibility of the non-executive Directors to determine the remuneration of the executive Directors and to nominate candidates for the Director appointments. In so doing, the non-executive Directors act solely in the interest of the Company. With a view of maintaining supervision on the Company, the non-executive Directors regularly discuss Ferrari’s long-term business plans, the implementation of such plans and the risks associated with such plans with the executive Directors.

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

Meetings and attendance

During 2023, there were four meetings of the Board of Directors. The average attendance at those meetings was 97.73 percent. Members of the FLT were invited to give presentations to the Board of Directors. Portions of these meetings took place with the participation of the non-executive Directors only, without the executive Directors or any other attendees being present, in order for the non-executive Directors to independently review and discuss certain matters. In addition, the

Senior Non-Executive Director and the Chief Executive Officer held regular one-to-one meetings to discuss progress and key topics. Members of the Board of Directors had contact with various levels of management to ensure that they remained well-informed about the Company’s operations. All non-executive Directors set aside adequate time to give sufficient attention to the Company’s matters.
An overview of the attendance of the individual Directors per meeting of the Board of Directors and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Compensation Committee
John Elkann	4/4		1/1
Benedetto Vigna	4/4
Piero Ferrari	4/4			1/1
Sergio Duca	4/4	7/7
Delphine Arnault	4/4		0/1
Francesca Bellettini	4/4	4/7
Eddy Cue	4/4		1/1	1/1
John Galantic	4/4			1/1
Maria Patrizia Grieco	4/4	7/7
Adam Keswick	3/4
Mike Volpi	3/3(1)
_____________________________
(1)    Mr. Mike Volpi was appointed as non-executive director by the AGM of Ferrari N.V. as of April 14, 2023.

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

Independence of the non-executive Directors

The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent”.

Currently, nine out of nine non-executive Directors are considered to be independent under the NYSE definition while eight non-executive Directors are considered to be independent under the Dutch Corporate Governance Code given the right of usufruct Mr. Pierro Ferrari holds over shares (including the right to exercise the voting rights of such shares) held by Trust Piero Ferrari (as described in this Annual Report). Mr. Sergio Duca, the Senior Non-Executive Director of the Board of Directors, is independent under the Dutch Corporate Governance Code in accordance with best practice provision 2.1.9 of the Dutch Corporate Governance Code.

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

In 2023, the ESG Committee’s periodic assessments took place during the meeting held on February 22. During that meeting, the ESG Committee focused on the results of the periodic assessments and the performance of the Board of Directors, its committees and the individual Directors, keeping also into account the self-assessment prepared by each Director. During such meeting and on the basis of such evaluations, the ESG Committee dealt also with the directors’ nomination process, the assessment of Directors’ qualifications, the size and composition of the Board of Directors and its committees, as well as the recommendations for Directors’ election, in which the outcome of the evaluations has been reflected.

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

In order to ensure the adequateness of its risk management and internal control system, Ferrari has allocated roles and responsibilities among the relevant organizational units and actors based on the international best practice of the “Three Line of Controls Model”. Each line of control has different functions with clearly defined boundaries:

•The first line of control identifies and assesses the relevant risks and subsequently manages and implements specific response actions. It comprises the set of control activities that each operating unit applies to their processes to ensure operations are carried out properly. Such activities, the primary responsibility of which lies with the management of the applicable operating units, are considered an integral part of corporate operations. This first line of control comprises core business Risk Owners, staff functions Risk Owners and by the Ferrari Leadership Team;
•The second line of control monitors the main risks to ensure the controls implemented by the first line are appropriate and effective. It also provides support to the first line of control in the identification and assessment of the main risks, as well as in the implementation of the management procedures, and related controls, necessary to address those risks. This control line is entrusted to compliance, strategic, operational and reporting functions. Additionally, on a case-by-case basis and depending on the significance of the risk, specific corporate departments can be assigned tasks pertaining to the second-line concerning specific risk areas;
•The third line of control provides for independent and objective assurance and advisory activities, and it is aimed at assessing the adequacy of internal control, risk management and corporate governance processes according to a risk-based approach. Third-line controls and activities fall within the remit of Internal Audit department.

The Board of Directors designs, implements, and maintains internal risk management and control systems. In executing such responsibilities it is assisted by the Audit Committee, which is responsible for advising the Board of Directors and acts under the authority delegated by the Board of Directors with reference to internal controls and risk management systems.

The Ferrari Leadership Team is responsible for the deployment and maintenance of a risk management system across our business functions. The Ferrari Leadership Team is a managerial group led by the CEO and composed of the heads of the various corporate departments; it reviews the risk management framework and the Company’s key global risks on a regular basis. For risks deemed to be significant, comprehensive risk response plans are developed and reviewed on a regular basis to ensure the actions are relevant and sufficient. Our risk management framework is discussed with the Group’s Audit Committee on a regular basis.

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
3.Risk Strategy & Appetite: our risk management principles are intended to enable the achievement of our business plan, goals and strategic objectives. Our risk appetite is balanced through risk tolerance, limits and associated protocols to be activated in case of a breach, to ensure risk levels’ control within our organization.
4.Risk Assessment & Measurement: established activities that allow Ferrari to identify, assess and quantify potential risks on a regular basis. This activity allows Ferrari to consider the potential impact that events may have on the achievement of the Company’s objectives. Risks are assessed using likelihood, impact, preparedness and velocity level criteria. The results of each risk assessment are consolidated on a risk map and analyzed to determine priority and risk treatment methods.
5.Risk Management & Monitoring: management’s response to manage, mitigate or accept risk. Risk management efforts create value through information on risks and controls in order to improve business performance. Systematically monitoring the identified risks and management activities against established metrics allows for timely and proactive response where warranted. Key Risk Indicators are reviewed to ensure their consistency with the identified risks and their trends are analyzed to identify needs for further remediation plans.
6.Risk Reporting: reporting of risk and related information (e.g. mitigation activities) provides genuine insight into the strengths and weaknesses of the risk management process. Disclosure of risk management information to key internal and external stakeholders supports the decision-making processes. The risk map derived from Risk Assessment & Measurement activities is first shared with the top management (through quarterly FLT meetings) and then presented to the Group’s Audit Committee, with a specific focus on the priority risk areas, the mitigation activities implemented, any management strategies that must be adopted and their priority.

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

Below we identify and discuss some of our key Company-specific risks. The risks listed and the response plans are not exhaustive and may be adjusted from time to time. The image below shows the listed risks divided by risk category.

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

The entire Company is oriented and works towards preserving the image of Ferrari in all different company processes such as in the selection and management of business partners (e.g. selection of licensing-franchising partners, preventive controls on suppliers, enhancement of the client community, Ferrari Academy training center for dealers, etc.), in the social media management (e.g. close monitoring of social media and Ferrari perception, adoption of a Ferrari Social Media Practice) and in the preservation of brand value (e.g. with an internal function dedicated to monitoring and maximizing the residual value of Ferrari cars, monitoring of pre-owned market and estimating evolution of residual values, etc.).

Key aspects	Main departments involved
Preserving brand value Car Residual Value Success of the Formula 1 team Selection and management of business partners Social Media management	All Ferrari Departments

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

We believe that we compete with other international luxury performance car manufacturers primarily thanks to our brand image, the performance and design of our cars, our reputation for quality and the driving experience we offer our customers. In addition, relations with clients are key to Ferrari, and we organize many initiatives to preserve and enhance them - among others: personalization services (Atelier and Tailor Made), Maranello Experience, selected participation for new model launches, Ferrari clubs, dealers and client programs enhancing the clients community (e,g. Esperienza Fiorano, Cavalcades, Tribute, Legacy tour, Finali Mondiali, etc) and a constant monitoring of customer satisfaction to ensure a strong trend and performance over the years.

Several global luxury automotive manufacturers have increased competitive pressure for luxury cars, particularly in EMEA and the United States. Considering the maturity of these markets, we anticipate that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressure, reduction of marginality and our inability to meet our shipment targets, which could have a material adverse effect on our results of operations and financial condition. Ferrari implemented different response plans related to these aspects: an internal department dedicated to the monitoring of the customer base renewal, indirect support of residual values through financial services products for pre-owned cars, definition and monitoring of waiting list targets.

An additional element to be considered concerns the fact that our competitors could steal, infringe or copy our intellectual property. To protect our image, products, innovations and brand from competitors we have created dedicated teams that manage trademarks, logos and patents, and different actions are in place to limit the leakage of sensitive technical data and information, including non-disclosure agreements signed by all suppliers/consultants, procedures and internal controls related to internal sensitive information management, clean desk policy, tools to qualify the sensitive level of each information, and an awareness campaign on data/information/hardware management.

Key aspects	Main departments involved
Customer base renewal Order book and residual value management Margin pressure Shipments Intellectual property protection	Digital and Data

Finance

Legal

Marketing and Commercial

Manufacturing
Technology, Product and Regulation (S)

Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead technology improvements in road cars. We invest heavily in research and development to maintain our leading position in high performance car technology and our competitive position. As technologies change, we upgraded and adapted our cars introducing new models, to keep providing cars with the latest and best-in-class technology.

External factors such as the shortages of raw materials and components, faster obsolescence of components and the evolution or introduction of new regulations (for example, safety, noise, environmental and sustainability) required us to increase our focus on defining new strategies for products and components to preserve the individual initiatives’ profitability and our ability to develop new attractive products and to meet our customers’ preferences.

The design of our electric cars and, more generally, of future models, could be differentiated from past and successful designs in appearance and functionality. A failure in the challenge to make appealing Ferrari new models, in renewing style over time, in differentiating ICE from hybrid/electric cars and in differentiating new models from older models could impact our ability to meet the tastes of clients and prospects. We are closely monitoring luxury car market, technological evolution, social trends (for example connectivity expectations) and change in our customer experiences to offer the most appealing future models possible.

The transformation of our car technology creates risks and uncertainties such as the impact on driver experience and on the cars’ residual value over time, both of which may be met with an unfavorable market reaction. Furthermore, other luxury sports cars manufacturers may be more successful in implementing technology evolution. To mitigate such risks, we already have and will continue to increase R&D spending in the medium term, particularly on hybrid and electric technology-related projects.

Another challenge that Ferrari is facing is keeping up with the evolution of software, also due to its impact on performance and client expectations. Advancements in this area require significant investments and integration of components across vehicles. Ferrari is focused on researching excellence in both its existing and new software technologies. The Company is constantly working to integrate and increase software competences, and we have a dedicated internal department committed towards software development/integration. Our Quality Department is also involved in the definition and monitoring of processes aimed at ensuring respect of standards.

The technology, product and regulation evolution are impacting also after-sales activities, now characterized by a greater degree of complexity if compared with the past. Among other initiatives, Ferrari invested to mitigate these risks through training activities for dealers/workshops, providing new technical tools and through the definition of a Global RRR (Retain-Recruit-Reward). The aforementioned project is dedicated to dealerships with the aim to increase the efficiency and effectiveness of our dealership network and to maintain a strong customer satisfaction and enhance the Ferrari’s community.

Key aspects	Main departments involved
Increase of complexity of products and components

Misalignment between product features & customer preferences

Shortening of components and technologies life cycle

New dominant design/technologies

Increase of complexity in after sales activity

Software Development and Integration
Design Marketing and Commercial Product Development Purchasing & Quality Research & Development Technologies & Infrastructures
Execution of Lifestyle Strategy for Retail (S)

Our lifestyle strategy for retail presents a high degree of complexity. It aims to establish Ferrari as a unique brand with a dual identity: exclusive in relation to the luxury pricing and aspirational character of our cars, but also inclusive in relation to our community. If we are unable to manage this duality, our brand’s image may be weakened, or we may be unable to take fully advantage of our brand’s potential.

The focus on carefully selected luxury and lifestyle categories outside of our car business and of the sporting activities requires new and different key competences. In recent years, we fostered the acquisition of skilled employees and the transition of existing competences in line with the execution of our lifestyle strategy for retail. One of the actions implemented is the Ferrari Lifestyle & Fashion Academy, a program based in Milan and Maranello for the best Fashion & Luxury Management master’s graduates.

Furthermore, due to the strategic importance of our business partners, our ability to recruit new business partners, in the current global social and geopolitical conditions, may impact and potentially delay the implementation of our new lifestyle strategy for retail. Dedicated resources are focused on business development activities and definition of procedures to identify, select and evaluate business partners. Business partners are assessed and qualified under different standards such as quality, financial, sustainability and ethics. Moreover, sections in new contracts are dedicated to aspects such as Health & Safety, and social audit procedures are performed to check compliance with the minimum required reputational and ethical standards.

Key aspects	Main departments involved
Deployment of lifestyle strategy for retail Selection of new potential business partners Relationship with business partners	Finance Human Resources Communication Lifestyle
Social and Geopolitical Instability (O)

Operating and having business partners in certain markets may expose us to risks related to the social and geopolitical conditions. Our activities could be affected by social restrictions such as those in response to new potential pandemics, imposing measures that may impact our sales, after-sales, manufacturing and procurement processes. Consequently, it could be difficult for Ferrari to ship cars to dealers, for dealers to sell cars and for clients to collect cars. Restrictions could also impact our supply chain both by generating shortages of raw materials and components and by leading to production delays and to an increase of costs. Moreover, our activities could also be affected by rising military tensions. As a consequence of these events, import and/or export restrictions could be imposed, or other international sanctions could be enacted. This could lead to limits in sales and after-sales services in specific markets and could potentially impact our supply chain with effects on our supplier base.

Ferrari closely monitors social/geopolitical events in the areas of interest with coordination from both corporate functions and local hub organizations. We are prepared to adjust sales operations and consequently production processes in case sales to specific countries are restricted.

To ensure the resilience of our supply chain, Ferrari is scouting the availability of alternative suppliers that can be activated in case activities of a business partners are restricted, or the cost of supply excessively increases as a consequence of social and geopolitical events.

Key aspects	Main departments involved
Social and Geopolitical Instability Sales and After-Sales Activity Supply Chain management	Finance Marketing and Commercial Purchasing & Quality Research & Development

Production Disruption and Transformation Costs (O)

All cars and engines are internally manufactured at our production facility in Maranello, Italy, where we also have our corporate headquarters and Formula 1 activities. We manufacture all of our car chassis in a nearby facility in Modena, Italy. Our Maranello or Modena plants could become unavailable either permanently or temporarily for a number of reasons, including contamination, power shortage, labor strikes or other events related to information technology business continuity. In addition, Maranello and Modena are located in the Emilia-Romagna region of Italy, which has the potential for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters, as well as our Formula 1 activities and production facilities, may be seriously damaged, or we may have to stop or delay the production and shipment of our cars.

In the last 15 years, Ferrari increased investments to reduce the extent of possible damages from earthquakes and fires and has been implementing different activities to mitigate climate change risks. For example, to mitigate floods risk, the Company has implemented alert systems to monitor possible floods near corporate facilities as well as floods management tools like flow diverters and pumps.

Other actions in place further mitigate risks connected to disruptive events. For example to avoid impacts on the information technology business continuity Ferrari implemented disaster recovery plans. Furthermore, insurance coverages have been structured to avoid financial impacts from natural events.

We face risks related to supply chain disruption and shortages of raw materials, parts, components and systems used in our cars. Key mitigations are in place such as: safety stock for critical components and an internal task force in charge of monitoring, identifying and addressing possible raw materials, parts and components shortages.

Transformation costs are directly impacted by general market conditions and fluctuation of prices for raw materials, commodities, parts and components. Ferrari works to prevent an increase in operating costs and reduction of profitability for example by putting in place hedging activities.

Key aspects	Main departments involved
Dependence on two manufacturing facilities located in close proximity

Production and operations suspension

Supply chain management

Shortage of critical production inputs (e.g., raw materials)

Prices for raw materials, commodities, parts and components	Finance Digital and Data Manufacturing Purchasing and Quality Research and Development Technologies and Infrastructures
Supply Chain Resilience (O)

Our business depends on a significant number of suppliers that provide raw materials, parts and systems we require to manufacture cars and parts to run our business. We source materials from a limited number of suppliers. In addition, similar to other small volume car manufacturers, most of the key components we use in our cars are purchased from single source suppliers.

We work with strategic partners in various areas of our business, and since our strategic partners’ approach might differ from our own standards, Ferrari is exposed to performance, operational, financial and reputational risks regarding its suppliers. The general macroeconomic conditions could contribute to the financial distress for our suppliers leading to reduction or termination of their operations. Suppliers’ default could have a negative effect on Ferrari’s business activities resulting in additional costs, liabilities and leading to not having access to components/products supplied by the business partner. Furthermore, potential unethical or improper business practices by suppliers could have a negative effect on the Company’s reputation.

Ferrari, through a dedicated department and with the collaboration of functional experts, assesses its suppliers prior to assignation under different criteria; among others: logistic, quality, financial robustness, ethics, cyber security resilience and technical standards. Moreover, the Company has a dedicated supplier development function with the mandate to monitor suppliers’ conditions through the usage of KPIs and to encourage a continuous improvement of their activities.

Macroeconomic conditions led to an increase in commodities’ prices during the last years. The increase of these prices generated higher costs for suppliers, that were immediately reflected in requests for prices adjustments from our suppliers. Ferrari worked on two aspects: on one side, structuring a process to define and enact proper purchasing strategies (e.g. identifying alternative suppliers for critical components) and on the other side, performing analyses to assess the feasibility to increase prices for some of our car models.

Furthermore, the increase of components and products’ complexity and the increase of car volumes produced could result in further pressure on suppliers’ activities. If suppliers are unable to strengthen their operation or are unable to work on multiple projects, this could lead to critical issues and lack of respect of requirements. The Company monitors suppliers’ activities and supports its suppliers to ensure the respect of the highest standards in terms of technology, quality and timing in order to minimize the potential risk of reworks, delay in car deliveries and recall/services campaigns.

We are strongly connected and impacted by our supply chain’s attention to climate change and other ESG aspects. Please refer to paragraph dedicated to “Climate Change” risk trend for further details on Ferrari’s view on this aspect.

Key aspects	Main departments involved
Single source suppliers for raw materials, parts and components

Critical issues from suppliers and lack of respect of requirements

Difficulties in accessing and building long-term relationships with critical suppliers

Increase in cost of supply	Finance Purchasing & Quality
Human Capital Management and Internal Organization (O)

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

The fast technology evolution that automotive industry is experiencing requires us to always reinforce and update our competences in new and emerging skill areas and guarantee a continuous alignment with market and technology trends. Ferrari maps current, and analyzes future, pivotal competences and whenever a gap is identified, the transition to new capabilities is pursued either through internal capabilities development or through competences acquisition on the external market.

Ferrari works to attract, retain and incentivize senior executives, drivers, team managers and key employees to develop new car models and innovative technology and to succeed in international competitions. Some of the activities deployed are: improving talent development program for key resources, preparing current successful employees for future key positions, talent reviews, succession plans, retention plans, “Scuola dei mestieri” initiative, Ferrari Corporate Executive MBA, Ferrari Global Corporate MBA, people survey to measure employees’ engagement rate and other training and development initiatives.

Our current growth strategy, both in terms of volumes and international presence, in addition to new laws, regulations, and policies of governmental organizations around the world, have increased the scope and complexity of our current operations as well as the need to deploy new corporate processes and to update our internal organization to address such increased scope and complexity. To avoid criticalities in internal processes or issues in the organizational integration that could affect the achievement of our strategic objectives, Ferrari is fostering collaborations between corporate divisions and implementing an efficient and agile decision-making process.

Key aspects	Main departments involved
Requirement for skilled employees Requirement to attract and retain the best talents Transition of key competences Internal Organization	All Departments

Scuderia Ferrari Success (O)

Revenues from our Formula 1 activities depend primarily on the income from our sponsorship agreements and on our share of Formula 1 revenues from broadcasting and other sources.

A dedicated function is in charge to perform business development activities, negotiate new sponsorship contracts, renew existing ones and define new services and partners experience as well as different activities to provide to our sponsors. Moreover, branding guidelines have been defined through specific procedures on topics such as selection of brand partners, selection of sponsors and management of Ferrari branded items.

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

Periodic changes in Formula 1 frameworks and regulations (technical-sporting-financial) require modifications to our engines, chassis, cars and more generally processes. Ferrari structured an activity of continuous monitoring for changes in the Formula 1 regulations which is aimed at identifying as soon as possible new activities to be put in place to comply with frameworks and regulations (including through the involvement of our business partners).

Key aspects	Main departments involved
Formula 1 sponsorship revenues Formula 1 financial regulation SF Business Partners	Finance Racing Revenue Scuderia Ferrari
Cybersecurity Including Third Parties Vulnerabilities (O)

Our information technology systems architecture and industrial machinery are exposed to external cyber-attacks. The number and sophistication of attacks have dramatically increased in recent years. Furthermore, external cyber organizations are currently better structured and organized than in the past and can more effectively perform cyber-attacks. To manage this risk, Ferrari is working on different lines of action, among which: protect our information technology systems architecture and industrial machinery, design a well-functioning security architecture for our cars, increase employees’ awareness on phishing activities and prevention of external cyber-attacks, continuous monitoring of potential external cyber-attacks and remediation plans, assessment of internal vulnerability levels through vulnerability assessments and implementation of further technical actions where necessary. All of these activities are also aimed at avoiding the stealing and dissemination of both our internal sensitive data, customers’ data stored in the cars and the potential ransomware practices.

We have developed dedicated activities and teams for the minimization of cybersecurity risks for road users in terms of safety, operational conditions of cars, financial impact and privacy damage. If in the coming years, we will increase the connectivity features of our cars, the cyber security risk of our cars could increase, with the chance that an external attack may occur.

In addition, our third parties could be subject to external cyber-attacks. In case the third party is connected to our systems, the cyber attackers could also penetrate our information technology systems. Ferrari assesses and monitors the cybersecurity maturity level of third parties (suppliers and dealers) and promotes good practices internally and towards business partners.

Moreover, we have to consider that, UN-ECE regulations have been introduced and we will be required to maintain over time and periodically renew the Cyber Security Management System (“CSMS”) to register and sell our cars and to demonstrate that we are able and aware to deal with potential cyber risk, both at car level and enterprise level. Ferrari, in addition to specific departments dedicated to these processes, has appointed a CSMS Committee to coordinate activities related to CSMS and cybersecurity, both at corporate level and car level.

For additional information relating to cybersecurity see “Corporate Governance—Cybersecurity”.

Key aspects	Main departments involved
Increased sophistication of cyber attacks Third parties cybersecurity Remote working impact on information technology security Cars connectivity CSMS certification	Digital & Data Finance Marketing & Commercial Product Development Purchasing & Quality Research & Development
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

Ferrari is working to increase the environmental awareness to continuously set and implement new programs and actions. We are conscious that these goals require an effort both from us and from our third parties and the Company is working on adapting internal processes, developing components, studying materials and sharing this perspective with our partners.

Ferrari has been performing a complete mapping of direct and indirect emissions, including an estimation of indirect emissions by suppliers/materials and the monitoring of fleet emissions over time. In addition, to build an effective resilience climate change strategy, we have performed a climate scenario analysis of our climate change risks, both physical and transitional, covering the 2030-2050 period.

Carbon footprint matters are considered also during product development and R&D activities, as specific attention to this is dedicated during the identification of new co-designers and partners and new products and innovations.

Due to our reliance on a highly complex supply chain, characterized by a high number of suppliers and by a worldwide presence, we are working to support our supply chains in improving and adopting both environmental standards and other sustainability standards and regulations (such as those related to health, safety, human rights, governance best practices, diversity and inclusion, misconducts, etc.). Support to the supply chain is performed by: engaging and assessing a considerable part of our suppliers through a questionnaire that covers sustainability standards (ethics, human rights, health and safety and environment) and for suppliers with identified room for improvement, activating action plans such as: sharing best practice governance, encouraging the adoption of sustainable practices, sharing our knowledge and support in committing to improve their sustainability level. With specific reference to carbon footprint, Ferrari is working on mapping suppliers carbon footprint and is raising awareness to improve bottom-up information sharing among the supply chain business partners.

Climate Change is also strongly connected to environmental laws’ changes and tightening. Please refer to paragraph dedicated to “Technological and regulatory uncertainty” risk for further details on Ferrari’s view on this aspect.

Key aspects	Main departments involved
Climate Change	Finance Manufacturing Product Development Purchasing & Quality Research & Development Technologies and Infrastructures
Non-compliance with Laws, Regulations, Local Standards (Including Tax) and Codes (C)

We are subject to comprehensive and constantly evolving laws, regulations and policies throughout the world. We expect that legal and regulatory requirements affecting our business and our costs of compliance will continue to increase significantly in scope and complexity in the future. In Europe, United States and China, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns, and regulatory enforcement has become more active in recent years. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may adversely affect our revenue and operating results.

Ferrari has specific compliance controls, policies, and procedures in place in order to comply with applicable laws and regulations and to protect itself from acts committed by employees, agents, contractors or associates that would violate the laws or regulations of the jurisdictions in which Ferrari operates, including employment, foreign corrupt practices, environmental, competition, privacy and other laws and regulations.

In parallel, we work to increase our employees knowledge and awareness of the laws, regulations, standards and codes that apply to Ferrari and we have specific departments dedicated to monitor, review, report and adapt our policies and procedures to relevant changes in rules and regulations. Moreover, specific project teams are activated in case of new laws or regulation requirements to comply with the new requirements thanks to organizational and processes changes as well as to start specific training activities aimed at creating awareness at all company levels.

Key aspects	Main departments involved
Technical regulatory requirements regarding Ferrari cars HSE (Health, Safety and Environment) Tax Human Resources Legal Anti-Bribery & Corruption Code of Conduct Personal Data Management	All Ferrari Departments
Exchange Rate Fluctuations, Interest Rate Changes, Commodity Prices, Credit Risk and Other Market Risks (F)

Ferrari operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency and to a lesser extent interest rates and commodity prices.

The Group has in place various financial risk management policies, which primarily relate to foreign exchange rates and commodity prices, interest rates and liquidity risks. The analysis of the exposure to financial risks and the definition of the related hedging strategies are reviewed on a periodic basis. The Group’s risk management policies allow derivatives to be used to mitigate the impact of such risks (primarily forward currency contracts, currency options and commodity swaps); such derivatives are executed for hedging purposes. Counterparties to these agreements are major financial institutions.

The exposure to foreign exchange rate risks is mainly linked to our cash flow from revenues denominated in currencies different from the ones connected to purchases or production activities. We incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro.

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

Ferrari’s most important financial asset is cash. It is held on bank and deposit accounts with primary financial institutions and high-quality liquid instruments. It is the Ferrari Group’s policy to continuously monitor counterparty risk and limit concentration of bank and deposit accounts to a maximum of 25% of the total with a single financial counterpart. With specific reference to Money Market Funds, instead, the invested amounts in any specific fund must not exceed 10% of the par value of such. Ferrari owns a financial services portfolio secured on the titles of cars or other guarantees, spread over more than 4,800 clients that are mainly in the U.S. Impairment risk mainly relates to the financial services portfolio which is evaluated on an individual basis for material or overdue credit positions. The amount of any write-down is based on an estimate of the recoverable cash flows, their timing, recovery costs and the fair value of any guarantees received.

Further qualitative and quantitative information on these risks as well as response plans are included in Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements included elsewhere in this document for additional information related to our financial risks and policies for managing those risks.

Key aspects:	Main departments involved:
Exposure to foreign exchange movements from non-Euro related sales	Finance
Exposure to interest rate movements on financial assets and liabilities
Exposure to commodity price increase
Credit risk of default or insolvency
Internal Control over Financial Reporting (C)

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

In accordance with international best practices, the Group has two principal types of control in place:

•controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights to information technology systems; and
•controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for financial closing processes and controls carried out by specific service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). These controls may also be classified as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of information technology systems supporting business activities.
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

Remuneration of Directors
Introduction

The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive Directors and non-executive Directors of the Company, as well as members of the Ferrari Leadership Team (FLT). In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2023. The form and amount of compensation received by the Directors of Ferrari for the year ended December 31, 2023 was determined in accordance with the remuneration policy.

The Compensation Committee oversees the remuneration policy, remuneration plans and practices of Ferrari and recommends changes when appropriate. The Committee is solely comprised of non-executive Directors from the Board of Directors who are independent pursuant to the Dutch Corporate Governance Code (the “Code”). Through this document, Ferrari aims to provide its stakeholders with a high level of transparency and disclosure in order to strengthen the trust they and the market place in Ferrari, as well as provide them with the information they need to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our shareholders’ approval when necessary. This Compensation Report consists of two sections:

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
2.Implementation of remuneration strategy: details how remuneration features have been implemented during the 2023 financial year and actual remuneration received by each executive and non-executive Director. In 2023, there was no deviation from the remuneration policy.

1. Remuneration Strategy for the 2023 Financial Year

Our remuneration policy is aligned with Dutch law and the Code. In particular, the Code requires listed companies to disclose certain information about the compensation of their Board and executive Directors. Through this remuneration strategy, Ferrari fulfills the requirements of the Code ensuring full transparency with our shareholders.

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
4.corporate governance and executive remuneration best practices as expressed by institutional investor guidelines, developing a remuneration policy compliant with the Code and the interest of Ferrari’s shareholders. We analyze any gaps in each of our remuneration components in order to provide a high level of alignment with the main guidelines of our stakeholders;
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
6.the views of the Board of Directors, members of the FLT, other senior leaders and all employees, in order to make the health and safety of the Company’s employees essential to the successful conduct and future growth of the Company. In this respect and in line with the Code, the internal pay ratio is an important input for determining the remuneration for the Board of Directors; and
7.the centrality for Ferrari of value creation and the interest of our shareholders, the importance of which is recognized through the use of Total Shareholder Return (TSR) as a performance metric in the Company’s long-term incentive plans. The Compensation Committee considers that the use of relative TSR remains one of the most appropriate measures of long-term performance for Ferrari. The structure of our PSU awards demonstrates the centrality of this factor and helps to promote a strong correlation between pay and performance for our executives.
The main principles of Ferrari’s remuneration policy are outlined in the chart below:

Overview of remuneration elements

As anticipated above, Ferrari’s current remuneration policy was approved by shareholders at the 2020 Annual General Meeting and will be resubmitted to a vote by the Company’s General Meeting at least every four years. The structure of the remuneration applicable to our executive Directors, non-executive Directors and other key management under Ferrari’s remuneration policy has not changed in 2023 and consists of the following elements:

(i)Fixed Remuneration linked to the third pillar of Ferrari’s remuneration policy (Competitiveness) with the objective of attracting, retaining and motivating our qualified executives and effective leaders. For this reason, we periodically benchmark comparable salaries paid to executives with similar experience by comparable companies;
(ii)Short-Term Incentives (STI) linked to the first and second pillars of Ferrari’s remuneration policy (Alignment with Ferrari’s Strategy and Pay for Performance) and tied to specific financial targets which are set at challenging levels; short-term incentives are also linked to the contribution of the individual member (Individual Performance Factor) in order to motivate its beneficiaries to achieve challenging targets. In particular, Ferrari’s 2023 achievements, success and developments were driven by organization-wide alignment with the Company’s strategy and values, through incentives that reward the achievement of those goals;
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
Ferrari’s remuneration policy provides that a substantial portion of the compensation of our executive Directors and members of the FLT should be “at-risk”, meaning that each will receive a certain percentage of his or her total compensation only to the extent Ferrari and the executive accomplish short- and long-term goals established by the Compensation Committee.

Stakeholder engagement

The Compensation Committee regularly reviews the Directors’ remuneration policy against the best corporate governance practices adopted by institutional shareholders and the recommendations of the main proxy advisors, considering also the view of the stakeholders on the remuneration policy and main features of the compensation report.

In this respect, the Annual General Meeting of shareholders held on April 14, 2023 approved the remuneration report for the year 2022 (the “Ferrari Remuneration Report 2022”) and the voting results are reflected in the following table:

Resolution	Votes For	%	Votes Against	%	Votes Total	Abstain
2.c - Remuneration Report 2022 (discussion and advisory vote)	207,134,035	99.27366%	1,515,514	0.72634%	208,649,549	543,771
Considering the previous vote of the Annual General Meeting of shareholders and to further understand shareholders’ feedback to the Ferrari Remuneration Report 2022, we engaged with our stakeholders prior to drafting the remuneration report for the year 2023. We believe that those conversations have been very constructive and have led to improvements in our remuneration report. This year, the compensation report’s has been enhanced to increase transparency and disclosure towards the market and stakeholders through disclosure of target achieved for the FY 2023 Performance Period for our Short-Term Incentive.

Through this remuneration report we continue to pursue our objective to provide our stakeholders each year with clear and comprehensive disclosure of the decisions relating to the remuneration of our executive and non-executive Directors and members of the FLT.

The remuneration report for the year 2023 is subject to a consultative vote at the Annual General Meeting of Shareholders scheduled for April 2024.

Remuneration structure for 2023 and outlook 2024

The purpose and features of the different elements of our remuneration structure for 2023 which will remain unchanged for 2024 are outlined in the table below:

Component	Purpose	Terms and Conditions	2023 Implementation and Outlook 2024
Remuneration Structure	• Attract, retain and motivate highly qualified executives to achieve challenging results

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

Component	Purpose	Terms and Conditions	2023 Implementation and Outlook 2024
Short-Term Incentives	•Achieve the annual financial, operational and other targets and additional business priorities •Motivate and guide executives’ activities over the short-term period	Short-term incentives targets: •Based on achievement of annually predetermined performance objectives •Annual financial, operational and other identified objectives
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

Long-Term Incentives	•Align the behavior of executives critical to the business with shareholders’ interests •Motivate executives to achieve long-term strategic objectives •Enhance retention of key resources
•Equity awards to promote creation of value for the shareholders
Equity Incentive Plan 2021-2023
•PSUs and RSUs: vest at the end of the three year performance and service periods
•PSUs: 50% linked to TSR compared to Peer Group, 30% linked to EBITDA; 20% linked to a qualitative factor related to the sustainability and innovation of business
Equity Incentive Plan 2022 – 2024 and 2023 – 2025
•Executive Directors: awarded only PSUs.
•FLT Members: were awarded a combination of PSUs and RSUs
•PSUs: 40% linked to TSR compared to Peer Group, 40% linked to EBITDA, 20% linked to ESG Target

Executive Chairman:

• The Equity Incentive Plan 2021-2023 provides for a target pay-opportunity of 300% and maximum pay-opportunity is 400% of base salary.

• The Equity Incentive Plan 2022-2024 and 2023-2025 provides for a target pay-opportunity equal to 200% and a maximum pay-opportunity equal to 274% of base salary.

CEO:

• The Equity Incentive Plan 2022-2024 and 2023-2025 provides for a target pay-opportunity equal to 200% and a maximum pay-opportunity equal to 274% of base salary.

FLT Members:

•variable incentive percentage of fixed remuneration based on the position held with an average target opportunity equal to 125% and average maximum pay opportunity equal to 156% of base salary.

Non-Monetary Benefits	•Retain executives through a total reward approach •Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary welfare, retirement-related and fringe benefits such as company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling.

Component	Purpose	Terms and Conditions	2023 Implementation and Outlook 2024
Lock Up Period	•Ensures alignment with shareholders’ interests	In 2022 a lock up provision was introduced for the Executive Chairman, the CEO, the members of the FLT and other key members of the Group. The Lock Up provision applies retroactively to all equity incentive plans in place.	Under the lock up provision, 50% of the vested shares under the equity incentive plan will be subject from the date of vesting to unavailability and non-transferability for a period determined according to the corporate role:

• CEO and Chairman: 36 months
• FLT members: 24 months
• Other key members of the Group: 12 months

2023 remuneration of executive Directors and FLT members

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

For the abovementioned reasons, the compensation packages adopted by Ferrari are significantly balanced towards the variable components in order to reinforce the performance-driven culture and meritocracy. This is in line - as per the short-term incentive component - with the first and second pillars of Ferrari’s remuneration policy (see “Alignment with Ferrari’s Strategy and Pay for Performance”) and - as per the long-term incentive component (which has a dominant weight, as shown in the figures below) - with the first and fourth pillars of Ferrari’s remuneration policy (see “Alignment with Ferrari’s Strategy and Long-Term Shareholder Value Creation”), with the ultimate aim to align the performance with shareholders’ interests and value creation in the medium- to long-term, to motivate executives to achieve long-term strategic objectives, and to enhance retention of key resources.

This compensation structure, inspired by Ferrari’s remuneration policy, is mirrored in the compensation package for the Ferrari workforce at every level, in order to promote and better pursue the organization-wide alignment with the Company’s strategy and values and contribute to pay-for-performance culture and long-term value creation.

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

In 2023, Ferrari conducted the periodic review of the Reference Panel it uses to assess the competitiveness and alignment of the compensations awarded to the CEO and Executive Chairman, as well as to ensure the consistency of the adopted compensation policies with the reference market.

As for the CEO, Ferrari identified an ad hoc Reference Panel composed of 17 companies.

In continuity with previous years, Ferrari benchmarked its CEO’s total remuneration with those of listed companies deemed comparable with Ferrari in light of some or all of the following criteria: a) representing excellence and luxury in their respective sectors; b) operating in the same business as Ferrari; c) acting in similar sectors; d) presenting overall a similar market capitalization, revenues and number of employees with Ferrari.

Compared to 2022, the CEO’s Reference Panel has been updated by adding Volvo and Ermenegildo Zegna, each of which meets the selection criteria outlined above.

The companies in the Reference Panel used by Ferrari for the CEO’s compensation benchmarking are listed below:

Chief Executive Officer Reference Panel
Aston Martin Lagonda	Brembo
Bayerische Motoren Worke	Burberry
Compagnie Financiere Richemont	Mercedes-Benz Group
Harley-Davidson	Hermes International
Kering	LVMH
Moncler	Pirelli
Porsche	The Estée Lauder Companies
Volkswagen	Volvo
Ermenegildo Zegna
The Executive Chairman’s Reference Panel comprises the companies of the CEO’s Reference Panel which have a chairman with powers and delegations comparable to the powers and authority of the Executive Chairman (5 Companies out of 17 of those inserted in CEO’s Reference Panel), along with three additional companies (added in order to benchmark a statistically significant number of peers and determined based on companies that have a chairman with powers and authority comparable to the powers and authority of the Executive Chairman).

Compared to 2022, the Executive Chairman’s Reference Panel has been updated by adding Prada Group, which meets the selection criteria outlined above, in replacement of Salvatore Ferragamo.

The companies forming part of the Reference Panel for the Executive Chairman target compensation benchmarking are listed below:

Executive Chairman Reference Panel
Aston Martin Lagoonda	Brembo
Compagnie Financiere Richemont	Ford Motors
Hermes International	Prada Group
The Estèe Lauder Companies	Ariston Group Holding

As described above, both Reference Panels are composed of companies representing excellence in their respective sectors and offering very competitive compensation levels to their executives.

The level and structure of the Executive Chairman’s and CEO’s compensation packages for 2023 have therefore been compared to the practices of the companies belonging to the abovementioned Reference Panels.

As for the compensation structure, the current Executive Chairman’s and CEO’s compensation packages are in line with (i) market practice and the compensation packages offered by companies belonging to the Reference Panels; and (ii) Ferrari’s remuneration policy as approved by shareholders at the 2020 AGM.

Because the Reference Panels consist of several companies that are larger than Ferrari in terms of revenues and/or number of employees and that have competitive remuneration packages, the CEO’s base salary is positioned around the median of the CEO’s Reference Panel (as it was in 2022) while the Executive Chairman’s base salary is below the 25th percentile of the Executive Chairman’s Reference Panel (as it was in 2022); the total target compensation for the CEO is above the 25th percentile and below the median while the Executive Chairman’s total target compensation is positioned below the 25th percentile (as it was in 2022).

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

The methodology for calculating payouts under our short-term incentive plan is the following:
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

    In 2023, the Compensation Committee defined the Company Performance Factor by reference to four metrics:

•Net Revenues (20%)
•Consolidated Adjusted Operating profit (Adjusted EBIT) (20%)
•Consolidated Adjusted EBITDA Margin (20%)
•Industrial Free Cash Flow (40%)

The Compensation Committee established challenging goals for each metric linked to budget, each of which pays out independently. The achievement of the budget target implies the application of a coefficient equal to 100 to the relevant metric, and deviations within thresholds defined from year to year imply a linear variation of the coefficient between 50 and 150; outside these thresholds the coefficient goes to zero or remains equal to 150 which represents the cap of the coefficient, resulting in a maximum pay-opportunity equal to 225% of base salary. The overall Company Performance Factor coefficient is a weighted average of those obtained for the each metric.

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

No special bonuses were awarded to the executive Directors or members of the FLT for 2023.

Beginning in 2022, our executive Directors (Executive Chairman and CEO) are included in the short-term incentive plan, in order to better align executive Directors’ action to Ferrari’s strategy and performance and with market practice.

Short-term incentives clawback clause

In 2023 Ferrari introduced a clawback clause for its short-term incentives, which allows the Company to claim the refund of part or all of the variable component of remuneration received during the three fiscal years immediately preceding the date the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

This new clawback clause is in accordance with the NYSE listing requirements, and we have adopted a specific internal policy abiding to those requirements (the “NYSE Clawback Policy”). The NYSE Clawback Policy, which became effective on December 1, 2023, provides for the recovery of certain erroneously awarded incentive-based compensation earned by current or former executive officers of the Company in the event that the Company is required to prepare an accounting restatement.

Long-term incentives

We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the executive Directors and members of the FLT to increasing shareholder value.

During 2023, Ferrari had three long-term equity incentive plans in place, consistent with the Company’s business plans presented at the Capital Markets Day in June 2022 and awarding to their beneficiaries, as the case may be, a combination of performance share units (“PSUs”) and restricted share units (“RSUs”), each representing the right to receive one Ferrari common share:

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
•Equity Incentive Plan 2023-2025, approved on February 23, 2023 by the Board of Directors, covering a performance period from 2023 to 2025, having the Executive Chairman and CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries.
Further details about vesting of Equity Incentive Plan 2021-2023, covering a performance period from 2021 to 2023, which will vest on March 2024 and having the Executive Chairman and the CEO of the Company, as well as members of the FLT and other key employees of the Group, as beneficiaries, ended on December 31, 2023 are provided in Section 2.

For the Equity Incentive Plan 2021-2023, the PSU awards are earned based on the level of achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a defined peer group (“Peer Group”)), ii) an EBITDA target, and iii) an innovation target. For the Equity Incentive Plan 2022-2024 and the Equity Incentive Plan 2023-2025, the innovation target has been replaced by an ESG target focusing on an Environment Factor and a Social Factor described below.

Each target is measured independently of the other targets and relates to separate portions of the aggregate awards.

For the Equity Incentive Plan 2022-2024 and for the Equity Incentive Plan 2023-2025, executive Directors will be awarded only PSUs. The RSU awards (for the Equity Incentive Plan 2022-2024 and for the Equity Incentive Plan 2023-2025, only for members of the FLT and other key employees of the Group) are service-based and vest conditional on the employees’ continued employment with the Company at the time of vesting.

Details of the equity long-term incentives granted to the Executive Chairman and CEO are summarized below:

Equity Incentive Plan 2021-2023

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Holding Period	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman and Interim CEO	Equity Incentive Plan 2021-2023 Performance Share Units (PSUs)	67%	6 years: 3 years Performance + 3 years Lock Up	1) TSR (50%) 2) EBITDA (30%) 3) Innovation Performance Goal (20%)
	Equity Incentive Plan 2021-2023 Retention Restricted Share Units (RSUs)	33%	6 years: 3 years Performance + 3 years Lock Up	Conditional on continued employment

Equity Incentive Plan 2022-2024 and Equity Incentive Plan 2023-2025

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Holding Period	Performance Metrics (Weighting) or Vesting Condition
Executive Chairman	Equity Incentive Plan Performance Share Units (PSUs)	100%	6 years: 3 years Performance + 3 years Lock Up	1) TSR (40%) 2) EBITDA (40%) 3) ESG Goal (20%)
CEO	Equity Incentive Plan Performance Share Units (PSUs)	100%	6 years: 3 years Performance + 3 years Lock Up	1) TSR (40%) 2) EBITDA (40%) 3) ESG Goal (20%)

    The number of PSU awards earned is determined based on the level at which the three performance criteria described below are achieved. At the end of the vesting period, the total number of PSUs earned is equal to the sum of:

•the number of PSUs earned under the TSR payout factor; plus
•the number of PSUs earned under the EBITDA payout factor; plus
•the number of PSUs earned under (i) for Equity Incentive Plan 2021-2023, the Innovation Performance Goal and (ii) for the Equity Incentive Plan 2022-2024 and the Equity Incentive Plan 2023-2025, the ESG Factor.

Equity Incentive Plan 2021-2023 main features

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance
TSR (50%)	Financial criteria	Peer Group (8 companies: Ferrari, Aston Martin, Burberry, Hermes, Kering, LVMH, Moncler, Richemont)	TSR is tracked for both Ferrari and the companies in the defined Peer Group calculating starting and ending prices as an average of the 30 calendar days prior to grant and award date
EBITDA (30%)	Financial criteria	5-year Business Plan	EBITDA is defined as net profit before income tax expense, financial expenses, net and amortization and depreciation and is an indicator of Ferrari’s profitability
Innovation Performance Factor (20%)	Non-financial criteria	Critical project milestones	The Innovation Performance Factor focuses on the new product launches in line with Ferrari’s plan and on technological innovation. It is measured in terms of product launches (milestones, volumes and contribution margin), for a weight of 70%, and key technological projects, for the remaining 30%, to be achieved during the performance period.

Our non-financial criterion, the Innovation Performance Factor, is included in the Equity Incentive Plan in order to have a performance indicator directly linked to the long-term sustainability and technological innovation of our business.

In relation to the vesting of the PSUs awarded to the Executive Chairman, the vesting of all units under the plan occurs after the end of the relevant performance period (i.e. December 31, 2023), to the extent that the conditions for vesting are satisfied.

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

The RSUs granted under the Equity Incentive Plan 2021-2023 will vest in 2024 at the end of the three-year cliff vesting period, subject to continued employment with the Company. The fair value of the RSUs that were granted to Mr. Elkann in 2021 is €171.86 per share.

Equity Incentive Plan 2022-2024 and Equity Incentive Plan 2023-2025 main features

The Equity Incentive Plan 2022-2024 and the Equity Incentive Plan 2023-2025, provide for significant changes compared to the former long-term equity incentive plan. The main changes include:

•Combination of PSUs and RSUs: different weight of RSU and PSU distribution in relation to the responsibilities and the level of contribution to the results of each cluster of beneficiaries. Executive Directors were awarded only PSUs in order to strengthen the alignment of their long-term interests with those of shareholders;
•Different relative weight of the metrics: TSR is now weighted 40% (instead of 50%) and EBITDA 40% (instead of 30%);
•TSR Peer Group: TSR Peer Group increased by three companies (Mercedes Benz Group AG, Prada and Estee Lauder), in order to have an odd number of companies and, consequently, modifying the pay-out scale providing that executives will become eligible to earn awards only in case of performance at the benchmark median;
•Non-financial criteria: the Innovation Performance Factor has been replaced by the ESG factor described in the table below. In particular, the component of ESG factor linked to the Environment is consistent to actions adopted by Ferrari to achieve carbon neutrality by 2030, as already explained in the Capital Markets Day 2022. For Scope 1 and 2, Ferrari is planning to gradually reduce the use of trigeneration through an electrification process. While for Scope 3, electrification will reduce the vehicle use phase CO2eq emissions; additionally, Ferrari is exploring solutions to reduce the otherwise growing emissions of raw materials.

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance
TSR (40%)	Financial criteria	Peer Group (11 companies: Ferrari, Aston Martin, Burberry, Estee Lauder, Hermes, Kering, LVMH, Mercedes Benz Group AG, Moncler, Prada and Richemont)	TSR is tracked for both Ferrari and the companies in the defined Peer Group calculating starting and ending prices as an average of the 30 calendar days prior to grant and award date
EBITDA (40%)	Financial criteria	5-year Business Plan	EBITDA is defined as net profit before income tax expense, financial expenses, net and amortization and depreciation and is an indicator of Ferrari’s profitability
ESG Factor (20%)	Non-financial criteria	Project linked to E and S spheres
The ESG focuses on an Environment Factor and a Social Factor:
- 50% is based on the Reduction CO2 Carbon Emission following the milestones of the Ferrari’s sustainability plan – Rolling KPI until 2030: for the intermediate years leading up to 2030, the amount of the incentive attributed to this KPI will be assessed based on targets calculated through a year-by-year reduction proportional to product development up to 2030. This methodical approach ensures a progression towards the final targets established for the year 2030, allowing for a consistent and measurable tracking of the CO2 emission reduction efforts in alignment with Ferrari’s long-term sustainability objectives.
- 50% is based on the maintenance of Equal Salary Certification or equivalent certification. The award of certification is based not only on equal pay for men and women, but in a more extensive way on targets of continuous improvement of D&I culture and inclusive environment.

The certification process involves both quantitative and qualitative evaluations. The quantitative evaluation, which must be surpassed to proceed to the qualitative evaluation, consists of a detailed statistical analysis of compensation levels to verify that the gender pay gap is lower than 5% compared to a predictive statistical salary and that the accuracy of the data used is greater than 90%. The qualitative evaluation assesses: (i) the CEO and Top Management’s commitment to Diversity and Inclusion matters, (ii) how Corporate processes and policies are fair in terms of gender, (iii) employees’ perception of the inclusiveness of the culture and (iv) the PDCA (Plan, Do, Check, Act) methodology application in all of the aforementioned processes.

In relation to the vesting of the PSUs awarded to the Executive Chairman and the CEO, the settlement of all units under the plans occur after the end of the performance period (i.e. December 31, 2024 and December 31, 2025), to the extent that the conditions for vesting are satisfied.

The performance period for the Equity Incentive Plan 2022-2024 PSUs commenced on January 1, 2022. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann and Mr. Vigna in 2022 is €162.02 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and CEO in 2022
Grant date share price	€ 177.95
Expected volatility	27.75%(1)
Dividend yield	0.75%
Risk-free rate	0%
_____________________________
(1)The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

The performance period for the Equity Incentive Plan 2023-2025 PSUs commenced on January 1, 2023. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann and Mr. Vigna in 2023 is € 221.76 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and CEO in 2023
Grant date share price	€ 242.30
Expected volatility	27.93%(2)
Dividend yield	0.75%
Risk-free rate	2.90%
_____________________________
(2)See Footnote no. 1.

Any RSUs awarded to FLT members and other key members of the Group are service-based and will vest in March 2025 or March 2026 (as applicable) conditional on the continued employment of the beneficiaries with the Company or the Group at the time of vesting. The executive Directors were not awarded any RSUs in 2022 and 2023.

Recoupment of incentive compensation (clawback policy)

The Equity Incentive Plans include a clawback clause, which allows the Company to claim the refund of part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).

In particular, if a Recovery Event occurs within three years after the payment of cash or delivery of any shares in respect of the PSUs or RSUs, a participant will be required to repay the net amount received, as determined by the Board of Directors in its discretion.

As discussed above, the NYSE Clawback Policy also governs the recovery of certain erroneously awarded incentive-based compensation earned by current or former executive officers of the Company in the event that the Company is required to prepare an accounting restatement.

Lock up period

In 2022, the Board of Directors approved a lock up provision for its Executive Chairman, CEO, members of the FLT and other key members of the Group which replaces the former stock ownership guidelines and applies to all long-term incentive plans issued and to be issued by the company.

Under the lock up provision 50% of the vested shares under the Equity Incentive Plans will be subject from the date of vesting to unavailability and non-transferability for a period determined according to the corporate role:

•CEO and Chairman: 36 months after the vesting
•FLT members: 24 months after the vesting
•Other key members of the Group: 12 months after the vesting

The Executive Chairman and the CEO are each required to retain 100% of the shares of common stock issued, on a net, after-tax basis, upon vesting and settlement of any equity awards granted to such individual until the fifth anniversary of the grant date of the applicable award other than in the event of death, termination of service due to total disability, approved leave of absence or retirement.

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

Internal pay ratios

In line with the Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. The internal pay ratio is calculated as the ratio between (i) the total annual remuneration of the CEO(1) and (ii) the average total annual remuneration of the employees of the company and the group companies of which the company consolidates the financial data(2). The following table presents the internal pay ratio for 2023, 2022, 2021, 2020 and 2019.

(1) The total annual remuneration of the CEO includes all remuneration components (such as fixed remuneration, variable remuneration in cash (bonus), the share-based portion of the remuneration (value of the share-based payment is determined at the time of allocation in line with the applicable regulations under IFRS), social premiums, pension, expense allowance, et cetera), as included in the (consolidated) financial statements on an IFRS basis.
(2) The average annual remuneration of the employees is determined by dividing the total wage costs in the financial year (as included in the (consolidated) financial statements on an IFRS basis) by the average number of FTEs during the financial year. Hiring of external employees is taken into account on a pro rata basis, insofar as these are hired for at least three months during the financial year.

	2023	2022	2021(2)	2020	2019
Total Annual Remuneration of CEO (A)	6,692,434(1)	4,993,961(1)	4,486,151	6,835,721	8,631,030
Average Total Annual Employee (FTE) Remuneration Costs (B)	99,857	97,182	92,656	78,193	83,780
Pay Ratio (A/B)	67.0	51.4	48.4	87.4	103.0
______________________________
(1)Includes €1,994,433 and €1,009,045 recognized as share-based compensation expense during the years ended December 31, 2023, 2022, respectively, for equity awards granted under the Group’s Equity Incentive Plan 2023-2025 and the Equity Incentive Plan 2022-2024 that will vest in 2026 and 2025, respectively, subject to certain performance and service conditions. See also “—Directors’ compensation” and “—Share-Based Compensation of Executive Directors” below.
(2)     For 2021 the pay ratio is calculated considering the remuneration of the current CEO, Benedetto Vigna, payable for the period from September 16, 2021 (the date when Mr. Vigna began acting as Chief Executive Officer) to December 31, 2021, which includes a one-off Welcome Bonus. There is no significant difference between the pay ratio so calculated and the pay ratio calculated based on the target remuneration elements pro rated on a full year basis. In addition, the compensation payable to Mr. Elkann as interim CEO during 2021 is not included in the calculation of the pay ratio because such compensation was forfeited by Mr. Elkann. The decrease in the pay ratio in 2021 when compared to 2020 can be explained, inter alia, by the fact that for 2020 and 2019 the pay ratio is calculated considering the remuneration of the former CEO, Louis Camilleri, whose compensation package was different from that of the current CEO and included a large portion of LTI variable compensation.

Scenario analysis

On an annual basis, the non-executive Directors, upon proposal of the Compensation Committee, examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of our executive Directors (scenario analysis). To date, the non-executive Directors believe the remuneration policy has proven effective in terms of establishing a correlation between Ferrari’s strategic goals and the chosen performance criteria, as the main key performance criteria of our executive Directors’ long-term incentive plan, which represents a significant part of the Executive Chairman’s and the CEO’s compensation package, supports both Ferrari’s business strategy and value creation for our shareholders.

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

The following table and chart describe compensation levels that the Executive Chairman and the CEO could receive under the compensation packages in place and different scenarios in a calendar year, assuming a constant share price (i.e. no appreciation):

Element of remuneration	Details of assumption
Fixed remuneration	The Executive Chairman’s base salary is €500,000 and the CEO’s base salary is €1,500,000.
Short-term Incentive Plan
The compensation packages for 2023 for the Chairman and the CEO include a short-term incentive plan with a threshold pay-opportunity equal to 50% of base salary, a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.

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

€ 10,000,000
€ 9,000,000
€ 8,000,000
€ 7,000,000
€ 6,000,000
€ 5,000,000
€ 4,000,000
€ 3,000,000
€ 2,000,000
€ 1,000,000
-
Chairman Minimum
Chairman Threshold
Chairman Target
Chairman Maximum
CEO Minimum
CEO Threshold
CEO Target
CEO Maximum
Fixed Remuneration
Short-Term Remuneration
Long-Term Remuneration

N.B. Details about the Chairman and the CEO’s actual 2023 remuneration are included in section 2.

In the event of performance below the set threshold, both in the short and long term incentive plan, the Executive Chairman and the CEO will be recognized with fixed remuneration only.

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

The current annual remuneration for the non-executive Directors (which was approved at the 2020 AGM) is shown in the table below:

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

Furthermore, Ferrari operates a merit-based remuneration policy, which does not discriminate on the basis of gender, age, nationality, social status or cultural background.

In 2023, we received the renewal of the Equal-Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company. For the first time, the Equal Salary Certification is global. See also “Non Financial Statement—Being the Employer of Choice—Talent Recruitment and Employee Retention—Diversity and Inclusion”.

Ferrari strongly believes in the Equal Salary Certification and since 2022 the maintenance of the certification is part of the vesting conditions of the equity incentive plans (as a component of the ESG performance factor).

2. Implementation of Remuneration Strategy in 2023

Introduction

This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2023. The remuneration granted in the year ended December 31, 2023 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.

Directors’ compensation

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2023 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)	Pension benefits (€)	Long-term incentives (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	513,833	13,279	(1)	984,900	(*)	—	—	878,667	2,390,679
Benedetto Vigna	Chief Executive Officer and Executive Director	1,501,560	11,741	(1)	2,954,700	(*)	—	230,000	1,994,433	6,692,434
Total	Executive Directors	2,015,393	25,020		3,939,600		—	230,000	2,873,100	9,083,113
Piero Ferrari	Vice Chairman and Non-Executive Director	73,777	13,080	(1)	—		—	—	—	86,857
Sergio Duca	Senior Non-Executive Director	110,665	—		—		—	—	—	110,665
Delphine Arnault	Non-Executive Director	73,777	—		—		—	—	—	73,777
Francesca Bellettini	Non-Executive Director	78,387	—		—		—	—	—	78,387
Eddy Cue	Non-Executive Director	78,387	—		—		—	—	—	78,387
John Galantic	Non-Executive Director	82,999	—		—		—	—	—	82,999
Maria Patrizia Grieco	Non-Executive Director	78,387	—		—		—	—	—	78,387
Adam Keswick	Non-Executive Director	69,166	—		—		—	—	—	69,166
Mike Volpi	Non-Executive Director	49,513	—		—		—	—	—	49,513
Total	Non-Executive Directors	695,058	13,080		—		—	—	—	708,138
Total		2,710,451	38,100		3,939,600		—	230,000	2,873,100	9,791,251
______________________________
(1)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(2)Certain amounts have been converted from U.S. Dollars to Euro.
(*) This amount refers to short-term incentives.

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2022 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)	Pension benefits (€)	Long-term incentives (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	514,355	11,842	(1)	680,000	(*)	—	—	770,998	1,977,195
Benedetto Vigna	Chief Executive Officer and Executive Director	1,500,000	10,916	(1)	2,244,000	(*)	—	230,000	1,009,045	4,993,961
Total	Executive Directors	2,014,355	22,758		2,924,000		—	230,000	1,780,043	6,971,156
Piero Ferrari	Vice Chairman and Non-Executive Director	76,563	19,402	(1)	—		—	—	—	95,965
Sergio Duca	Senior Non-Executive Director	114,844	—		—		—	—	—	114,844
Delphine Arnault	Non-Executive Director	76,563	—		—		—	—	—	76,563
Francesca Bellettini	Non-Executive Director	81,348	—		—		—	—	—	81,348
Eddy Cue	Non-Executive Director	81,348	—		—		—	—	—	81,348
John Galantic	Non-Executive Director	86,133	—		—		—	—	—	86,133
Maria Patrizia Grieco	Non-Executive Director	81,348	—		—		—	—	—	81,348
Adam Keswick	Non-Executive Director	71,777	—		—		—	—	—	71,777
Total	Non-Executive Directors	669,924	19,402		—		—	—	—	689,326
Total		2,684,279	42,160		2,924,000		—	230,000	1,780,043	7,660,482
______________________________
(1)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(2)Certain amounts have been converted from U.S. Dollars to Euro.
(*) This amount refers to short-term incentives..

The following table shows a comparison of the total remuneration of Directors over the last five years, based on Ferrari Directors who served as Directors in 2023.

Directors’ Total Remuneration (€)
Name	Office held	2023	2022		2021	2020	2019
John Elkann (*)	Executive Chairman and Executive Director	2,390,679	1,977,195	(1)	336,938	77,790	223,586	(2)
Benedetto Vigna (*)	Chief Executive Officer and Executive Director	6,692,434	4,993,961	(4)	4,486,151	—	—
Piero Ferrari	Vice Chairman and Non-Executive Director	86,857	95,965		81,062	30,041	83,472
Sergio Duca	Senior Non-Executive Director	110,665	114,844		103,238	27,233	109,810
Delphine Arnault	Non-Executive Director	73,777	76,563		68,171	17,020	67,080
Francesca Bellettini (6)	Non-Executive Director	78,387	81,348		73,127	—	—
Eddy Cue	Non-Executive Director	78,387	81,348		73,127	19,290	73,542
John Galantic (6)	Non-Executive Director	82,999	86,133		77,429	—	—
Maria Patrizia Grieco	Non-Executive Director	78,387	81,348		73,127	19,290	76,024
Adam Keswick	Non-Executive Director	69,166	71,777		64,524	17,020	67,080
MIke Volpi	Non-Executive Director	49,513	—		—	—	—

Adjusted EBITDA (5) (€ thousand)		2,279	1,773		1,531	1,143	1,269
Average Ferrari Share Price		275.25	196.34		185.25	155.98	131.44
Median fixed remuneration of employees (6)		37,210	34,960		34,071	32,876	31,782
______________________________
(1)From January 1, 2021, to September 15, 2021: Chairman, CEO and Executive Director. From September 16, 2021, to December 31, 2021: Executive Chairman and Executive Director.
(2)From January 1, 2019, to December 4, 2019: Chairman and Non-Executive Director. From December 4, 2019, to December 31, 2019: Executive Chairman and Executive Director.
(3)Mr. Vigna joined Ferrari as CEO and Executive Director on September 16, 2021. As a Welcome Bonus for having joined Ferrari, Mr. Vigna was granted (i) an extraordinary lump sum of €1,000,000 and (ii) 16,256 Ferrari common shares, in each case subject to approval by shareholders at the 2022 Annual General Meeting.
(4)Mrs. Francesca Bellettini and Mr. John Galantic were Non-Executive Directors from April 16, 2020.
(5)For additional information relating to this non-IFRS financial measure, see "Financial Overview—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA”.
(6)This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.
(*)     For information regarding equity-based variable compensation see “Share-Based Compensation of Executive Directors” below.

Short-term incentive of executive Directors

In March 2024, the CEO and the Executive Chairman will receive the payout of their short-term incentives for the performance year 2023:

	Weight %	Payout %
Net Revenues	20%	150%
Adj. EBITDA %	20%	150%
Adj. Operating profit (EBIT)	20%	150%
Industrial Free Cash Flow	40%	126.7%

THE RESULTS OF LINEAR INTERPOLATION IS COMPANY PERFORMANCE FACTOR 2023 = 140.7%

Share-based compensation of executive Directors

The following table provides an overview of the outstanding equity incentive plans provided to Ferrari executive Directors in 2023:

Name, position	Main conditions of share award plans				Movements in share awards during 2023
	Plan	Performance period	Grant date	Vesting date	Number of unvested shares at January 1, 2023	Shares awarded	Shares vested	Shares forfeited/other	Number of unvested shares at December 31, 2023	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2020-2022	2020 - 2022	April 2020	March 2023	4,829	—	4,652	177	—	—
	Equity Incentive Plan 2021-2023	2021 - 2023	April 2021	March 2024	4,448	—	—	—	4,448	2,965
	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	5,042	—	—	—	5,042	5,042
	Equity Incentive Plan 2023-2025	2023 - 2025	April 2023	March 2026	—	4,170	—	—	4,170	4,170
Benedetto Vigna, Chief Executive Officer	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	15,126	—	—	—	15,126	15,126
	Equity Incentive Plan 2023-2025	2023 - 2025	April 2023	March 2026	—	12,510	—	—	12,510	12,510

In March 2023, 3,042 PSUs and 1,610 RSUs held by the Executive Chairman under the Equity Incentive Plan 2020-2022 vested. The evidence of the level of achievement of the KPIs relating to the PSUs is summarized in the following table:

In March 2024, the Equity Incentive Plan 2021-2023 will vest and the evidence of the level of the achievement is summarized in the following table:

Threshold, Target and Maximum are presented in the “Equity Incentive Plan 2021-2023” paragraph.

Compensation of the members of the FLT

The compensation paid to or accrued during the year ended December 31, 2023 by Ferrari and its subsidiaries to the members of the FLT (excluding the CEO) amounted to €39.1 million in aggregate, consisting of €26.5 million for salary and €7.6 million for other short-term benefits (which is linked to the FY 2023 performance and represents slightly more than the target set levels), €4.5 million for share-based compensation in relation to PSUs and RSUs awarded under the Group’s Equity Incentive Plans (2021-2023; 2022-2024; 2023-2025) and other share-based awards, and €0.5 million for the Group’s contributions to pension funds. The PSU and RSU awards will vest in March 2024, 2025 and 2026, subject to continued employment and, for the PSU awards, to the achievement of performance conditions related to TSR, EBITDA and Innovation Factor (for LTI Plan 2021-2023) or ESG Factor (for LTI Plan 2022-2024 and 2023-2025), as described above.

Given: (i) Ferrari’s fourth place positioning in the TSR ranking against the Peer Group (corresponding to the vesting of 75 percent. of the target PSUs awarded); (ii) the result of the EBITDA factor payout (+5.85% vs 5-years plan) and (iii) the achievement of technological projects (30% of the Innovation Factor), for the vesting of the Equity Incentive Plan 2020-2022, which covers the performance period from 2020 to 2022, ending at December 31, 2022, 13,256 PSUs and 9,785 RSUs had vested for FLT members.

Director and Officer Overlaps

There are overlaps among certain Directors and officers of Stellantis (formerly FCA) and Exor and our Directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or Directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement to supply engines for Maserati cars. For example, Mr. John Elkann our Executive Chairman, is also the Chairman of Stellantis and the Chairman and Chief Executive Officer of Exor. As of February 9, 2024, Exor held approximately 24.65 percent of our outstanding common shares and approximately 36.48 percent of the voting power in the Company, while it holds approximately 14.90 percent of the outstanding common shares in Stellantis, based on 2024 SEC filings. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with Stellantis and Exor and its related companies”.

Controls and Procedures

Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferrari N.V. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated February 22, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ DELOITTE & TOUCHE S.p.A.

Bologna, Italy
February 22, 2024

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Ferrari N.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Ferrari N.V. and subsidiaries (the "Company") as of December 31, 2023, the consolidated income statement, consolidated statement of comprehensive income, and consolidated statement of changes in equity and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible assets – development costs — Refer to Notes 2 and 14 to the consolidated financial statements

Critical Audit Matter Description

The consolidated financial statements as of December 31, 2023, include Intangible assets – development costs (“Development costs”) with a net carrying amount of Euro 1,369.9 million.

Development costs for car production and related components, engines and systems, are recognized as an asset if the conditions under IAS 38 - Intangible Assets are met, including, among others: (i) development costs can be measured reliably, (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits, and (iii) the company has the intention to complete the development and the ability to use the intangible asset. All other research and development costs are expensed as incurred.

We identified Development costs as a critical audit matter because of the significant estimates and judgements management makes when determining if a project has met the IAS 38 conditions related to assessing the technical feasibility of the project, including the intention to complete the development and the ability to use the intangible asset, and the realization of an expected future economic benefit. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s assessment of the classification of capitalization or expense of Development costs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the capitalization or expense of Development costs included the following, among others:

•We evaluate management’s policies and procedures for identifying the Development costs to be capitalized and the criteria used for capitalization including the consistency to those adopted in previous years.

•We tested the effectiveness of controls over the capitalized Development costs process, including those related to the verification of capitalization requirements, product initiatives approval and spending allocation, and costs monitoring.

•We obtained and analyzed the details of the capitalized costs by project, on a sample basis, for the 2023 additions and reclassifications from costs in progress to additions that occurred in the year.

For additions, we verified that capitalized projects meet IAS 38 criteria for capitalization and remained commercially viable, through:

–Analysis of project details including evidence of external costs and internal costs.
–Testing supporting evidence including invoices and time sheets for the Development costs capitalized.
–In addition, for the selected new capitalized projects we performed specific inquiry with management and inspected supporting documentation to assess the nature of the project.

We verified to the supporting evidence that reclassifications from development costs in progress to development costs amortized were appropriate.

•For projects capitalized in previous years we verified, on sample basis, that capitalization criteria are still valid.

•We evaluated, on a simple basis, the reasonableness of management’s estimates, including management’s basis and approach for considering the impacts of changes in the regulatory environment, by:

–Inquiring of the Company's executives to understand the business initiatives supporting the assumptions related to tested development projects.
–Comparing Group’s forecast revenue, EBITDA, Operating Profit (EBIT) and Industrial Free Cash flow to actual results for the last three years.
–Retrospectively analyzing the trend in actual revenue and the associated costs of production and of Development costs amortization.

•We verified, on a sample basis, that the costs recorded as research expense through profit and loss were not eligible for capitalization, and therefore not included in capitalized Development costs.

/s/ DELOITTE & TOUCHE S.p.A.

Bologna, Italy
February 22, 2024

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Directors and Shareholders of
Ferrari N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ferrari N.V. (the Company) as of December 31, 2022, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union (IFRS).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ EY S.p.A.

We have served as the Company’s auditor from 2015 to 2023.

Milan, Italy

February 24, 2023

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
	Note	2023	2022	2021
		(€ thousand)
Net revenues	4	5,970,146	5,095,254	4,270,894
Cost of sales	5	2,995,877	2,648,953	2,080,613
Selling, general and administrative costs	6	462,580	427,974	348,024
Research and development costs	7	881,559	775,572	768,104
Other expenses, net	8	18,898	21,548	5,561
Result from investments		6,137	6,175	6,896
Operating profit (EBIT)		1,617,369	1,227,382	1,075,488
Financial income	9	132,319	83,858	42,999
Financial expenses	9	147,334	133,474	76,256
Financial expenses, net	9	15,015	49,616	33,257
Profit before taxes		1,602,354	1,177,766	1,042,231
Income tax expense	10	344,897	238,472	209,095
Net profit		1,257,457	939,294	833,136
Net profit attributable to:
Owners of the parent		1,252,048	932,614	830,767
Non-controlling interests	3	5,409	6,680	2,369

Basic earnings per common share (in €)	12	6.91	5.11	4.50
Diluted earnings per common share (in €)	12	6.90	5.09	4.50

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
	Note	2023	2022	2021
		(€ thousand)
Net profit		1,257,457	939,294	833,136
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	20	221	1,605	(463)
Related tax impact	20	(52)	(376)	110
Total items that will not be reclassified to the consolidated income statement in subsequent periods		169	1,229	(353)
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments	20	(26,284)	92,898	(64,130)
Exchange differences on translating foreign operations	20	(6,323)	9,798	14,229
Related tax impact	20	6,403	(24,626)	17,960
Total items that may be reclassified to the consolidated income statement in subsequent periods		(26,204)	78,070	(31,941)
Total other comprehensive (loss)/income, net of tax		(26,035)	79,299	(32,294)
Total comprehensive income		1,231,422	1,018,593	800,842
Total comprehensive income attributable to:
Owners of the parent		1,226,428	1,012,215	797,988
Non-controlling interests		4,994	6,378	2,854

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2023 and 2022

		At December 31,
	Note	2023	2022
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	1,419,699	1,307,388
Property, plant and equipment	15	1,575,200	1,457,825
Investments and other financial assets	16	67,671	59,534
Deferred tax assets	10	217,553	203,382
Total non-current assets		4,065,305	3,813,311
Inventories	17	948,514	674,662
Trade receivables	18	261,380	232,414
Receivables from financing activities	18	1,451,158	1,399,997
Tax receivables	18	11,616	16,054
Other current assets	18	130,228	153,183
Current financial assets	19	61,130	87,301
Cash and cash equivalents	32	1,121,981	1,388,901
Total current assets		3,986,007	3,952,512
Total assets		8,051,312	7,765,823

Equity and liabilities
Equity attributable to owners of the parent		3,060,888	2,592,857
Non-controlling interests	3	9,734	9,630
Total equity	20	3,070,622	2,602,487

Employee benefits	22	123,045	110,807
Provisions	23	187,276	180,694
Deferred tax liabilities	10	136,846	126,507
Debt	24	2,477,186	2,811,779
Other liabilities	25	1,022,967	952,025
Other financial liabilities	19	13,539	19,993
Trade payables	26	930,560	902,968
Tax payables		89,271	58,563
Total equity and liabilities		8,051,312	7,765,823

The accompanying notes are an integral part of the Consolidated Financial Statements.

                        Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
	Note	2023	2022	2021
		(€ thousand)
Cash and cash equivalents at the beginning of the year	32	1,388,901	1,344,146	1,362,406

Cash flows from operating activities:
Net profit		1,257,457	939,294	833,136
Income tax expense	10	344,897	238,472	209,095
Amortization and depreciation	14,15	662,305	546,225	455,989
Provision accruals	23	64,834	72,331	30,284
Result from investments		(6,137)	(6,175)	(6,896)
Financial income	9	(132,319)	(83,858)	(42,999)
Financial expenses	9	147,334	133,474	76,256
Other non-cash expenses, net	32	79,813	46,653	23,941
Change in inventories	17	(309,564)	(153,890)	(81,309)
Change in trade receivables	18	(33,381)	(48,400)	1,771
Change in trade payables	26	43,277	103,981	72,568
Change in receivables from financing activities	27	(107,247)	(187,890)	(122,746)
Change in other operating assets and liabilities		48,642	140,008	(29,840)
Finance income received	9	32,432	5,158	1,679
Finance costs paid	9	(83,243)	(37,351)	(29,202)
Income tax paid	10	(292,463)	(304,692)	(109,001)
Total cash flows from operating activities		1,716,637	1,403,340	1,282,726

Cash flows used in investing activities:
Investments in intangible assets	16	(487,148)	(456,894)	(384,827)
Investments in property, plant and equipment	15	(381,762)	(347,725)	(352,316)
Investments in joint ventures		—	(1,367)	—
Proceeds from the sale of property, plant and equipment and intangible assets	15,16	2,458	578	4,405
Total cash flows used in investing activities		(866,452)	(805,408)	(732,738)

Cash flows used in financing activities:
Proceeds from borrowings from banks and other financial institutions	24	250,000	8,909	142,344
Repayments of borrowings from banks and other financial institutions	24	(72,500)	(55,000)	(20,959)
Proceeds from securitizations	24	151,217	218,924	248,714
Repayments of securitizations	24	(49,611)	(72,824)	(177,270)
Proceeds from other debt	24	34,596	34,456	17,265
Repayments of other debt	24	(35,566)	(23,215)	(25,302)
Repayments of lease liabilities	24	(17,691)	(16,500)	(21,605)
Repayments of bonds and notes	24	(575,702)	—	(500,000)
Proceeds from bonds and notes	24	—	—	149,495
Dividends paid to owners of the parent	20	(328,631)	(249,522)	(160,101)
Dividends paid to non-controlling interests	20	(4,890)	(2,266)	(1,354)
Share repurchases	20	(460,629)	(396,522)	(230,899)
Total cash flows used in financing activities		(1,109,407)	(553,560)	(579,672)

Translation exchange differences		(7,698)	383	11,424

Total change in cash and cash equivalents		(266,920)	44,755	(18,260)
Cash and cash equivalents at the end of the year	32	1,121,981	1,388,901	1,344,146

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2023, 2022 and 2021

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total equity
	(€ thousand)
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	830,767	—	—	—	830,767	2,369	833,136
Other comprehensive income/(loss)	—	—	(46,170)	13,744	(353)	(32,779)	485	(32,294)
Total comprehensive income	—	830,767	(46,170)	13,744	(353)	797,988	2,854	800,842
Dividends to owners of the parent	—	(160,272)	—	—	—	(160,272)	—	(160,272)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,354)	(1,354)
Share repurchases	—	(230,899)	—	—	—	(230,899)	—	(230,899)
Share-based compensation	—	13,895	—	—	—	13,895	—	13,895
Other movements	—	(418)	—	—	418	—	—	—
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	932,614	—	—	—	932,614	6,680	939,294
Other comprehensive income/(loss)	—	—	68,272	10,100	1,229	79,601	(302)	79,299
Total comprehensive income	—	932,614	68,272	10,100	1,229	1,012,215	6,378	1,018,593
Dividends to owners of the parent	—	(249,522)	—	—	—	(249,522)	—	(249,522)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,266)	(2,266)
Share repurchases	—	(396,522)	—	—	—	(396,522)	—	(396,522)
Share-based compensation	—	20,860	—	—	—	20,860	—	20,860
Other movements	—	(112)	(33)	—	73	(72)	—	(72)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	1,252,048	—	—	—	1,252,048	5,409	1,257,457
Other comprehensive income/(loss)	—	—	(19,881)	(5,908)	169	(25,620)	(415)	(26,035)
Total comprehensive income	—	1,252,048	(19,881)	(5,908)	169	1,226,428	4,994	1,231,422
Dividends to owners of the parent	—	(328,631)	—	—	—	(328,631)	—	(328,631)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,890)	(4,890)
Share repurchases	—	(460,629)	—	—	—	(460,629)	—	(460,629)
Share-based compensation	—	30,863	—	—	—	30,863	—	30,863
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PREPARATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in approximately 60 markets worldwide through a network of 178 authorized dealers operating 196 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 14 Ferrari-owned directly operated stores and 2 franchised stores (as of December 31, 2023), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients, as well as to dealers in certain territories, directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari endurance teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of Ferrari N.V. were authorized for issuance by the Board of Directors on February 22, 2024.

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

2. MATERIAL ACCOUNTING POLICIES

Format of the financial statements

The consolidated financial statements include the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity and the accompanying notes (referred to collectively as the “Consolidated Financial Statements”).

For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice. In the consolidated income statement, the Group presents a subtotal for its operating profit before interest and taxes which is named operating profit (EBIT). Operating profit (EBIT) distinguishes between the profit before taxes arising from operating items and those arising from financing activities. Operating profit (EBIT) is one of the primary measures used by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) to assess performance and allocate resources. Starting in 2023, the Company also disaggregates financial income

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and financial expense in the consolidated income statement, as already reported in the related note disclosures. This information was previously presented on a net basis in the consolidated income statement and on a gross basis in the related note disclosures.

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

The consolidated statement of cash flows is presented using the indirect method. Starting in 2023, the Company also disaggregates proceeds and repayments of debt (securitizations, banks and other financial institutions, other debt) in the consolidated statement of cash flows, as already reported in the related debt note disclosures. This information was previously presented on a net basis in the consolidated statement of cash flows and on a gross basis in the related debt note disclosures.

New standards and amendments effective from January 1, 2023

The following new standards and amendments effective from January 1, 2023 were adopted by the Group for the preparation of these Consolidated Financial Statements.

In May 2017, the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. Certain accounting policy disclosures were updated a result of the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2021, the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In December 2021, the IASB issued amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2020, the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 12 — Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12 — Income taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Group started applying the mandatory temporary exception to accounting for deferred taxes arising from the Pillar Two model rules on its effective date.

The Pillar Two model rules introduce a minimum effective taxation of 15 percent on a jurisdictional basis for multinational enterprise groups and large-scale domestic groups with annual revenues of at least €750 million in their consolidated financial statements in at least two of the four prior fiscal years. Many countries where the Group operates have enacted domestic tax legislation for the Pillar Two model rules that are effective from January 1, 2024, including Italy, the Netherlands, France, Germany, Japan, Switzerland and the UK. The Group did not recognize any tax expense or liability relating to Pillar Two in 2023 as the legislation was not in effect at the reporting date. The Pillar Two model rules are complex and management is in the process of assessing and determining its impact on the Group, if any, and based on the information available to date, management does not expect any material impacts for the Group as a result of the legislation.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2024 or subsequent years are listed below:

In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective on or after January 1, 2024. The Group is evaluating the potential impact from the adoption of these amendments.

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

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

All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2023		2022		2021
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.0814	1.1050	1.0530	1.0666	1.1827	1.1326
Pound Sterling	0.8699	0.8691	0.8528	0.8869	0.8596	0.8403
Swiss Franc	0.9717	0.9260	1.0047	0.9847	1.0811	1.0331
Japanese Yen	151.8540	156.3300	138.0274	140.6600	129.8767	130.3800
Chinese Yuan	7.6568	7.8509	7.0788	7.3582	7.6282	7.1947
Australian Dollar	1.6283	1.6263	1.5167	1.5693	1.5749	1.5615
Singapore Dollar	1.4521	1.4591	1.4512	1.4300	1.5891	1.5279
Canadian Dollar	1.4595	1.4642	1.3695	1.4440	1.4826	1.4393
Hong Kong Dollar	8.4663	8.6314	8.2451	8.3163	9.1932	8.8333
Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for car project production and related components, engines and systems are recognized as an asset if, and only if, the required conditions under IAS 38 — Intangible Assets are met, including, among others: (i) that development costs can be measured reliably, (ii) that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits, and (iii) the Group has the intention to complete the development and the ability to use the intangible asset. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred, net of any government grants received.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Leases

The Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the consolidated income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated on a straight-line basis over the lease term.

Right-of-use assets are measured at cost comprising the following: (i) the amount of the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, if applicable, (iv) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized as an expense in the consolidated income statement on a straight-line basis.

Lease liabilities are measured at the net present value of the following: (i) fixed lease payments, (ii) variable lease payments that are based on an index or a rate and, if applicable, (iii) amounts expected to be payable by the lessee under

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Some lease contracts contain variable payment terms that are linked to sales generated from Ferrari stores. Variable lease payments that depend on sales are recognized in the consolidated income statement in the period in which the condition that triggers those payments occurs.

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

All other borrowing costs are expensed in financial expenses if related to the Group’s industrial activities or cost of sales if related to the Group’s financial services activities in the consolidated income statement, as incurred.

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

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized within selling, general and administrative costs for trade receivables and within cost of sales for receivables from financing activities. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments for trade receivables and receivables from financing activities that are within the scope of IFRS 16, the Group applies the simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment.

For all other receivables from financing activities, the Group applies the general approach, which requires the application of a three-stage model to assess whether there has been a significant increase in credit risk on the financial instrument since initial recognition. Based on an internal analysis performed by management, the loss allowance calculated for such receivables is not materially different if calculated using the general approach or the simplified approach.

Stage	Description	Time period for measurement of ECL
Stage 1	A financial instrument that is not credit-impaired on initial recognition	12-month ECL
Stage 2	A financial instrument with a significant increase in credit risk since initial recognition	Lifetime ECL
Stage 3	A financial instrument that is credit-impaired or has defaulted	Lifetime ECL

The Group considers a default to occur and a significant increase in credit risk to occur when the counterparty fails to make contractual payments within a certain number of days of when they fall due. For example, for receivables from

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financing activities this typically occurs when the counterparty fails to make contractual payments within 60 days of when the related receivables fall due, while for trade receivables this is assessed on a case by case basis.

Receivables are written off when the counterparty fails to make contractual payments and there is no reasonable expectation of recovery, and in any circumstance no later than 360 days. When trade receivables or receivables from financing activities have been written off, the Company may continue to engage in enforcement actions to attempt to recover the receivables. Receivables from financing activities are generally secured on the title of cars or other guarantees.

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

Transfers of financial assets

The Group sells certain of its receivables from financing activities under securitization programs. Securitization transactions involve the sale of financial receivables to a special purpose vehicle, which in turn finances the purchase of such financial receivables by issuing asset-backed securities in the form of notes whose repayment of principal and interest depends on the cash flows generated by the related financial receivables. The receivables sold as part of securitization programs are consolidated until collection from the customer as they do not meet the requirements for derecognition in accordance with IFRS 9.

The Group may also sell certain of its trade receivables through factoring transactions without recourse. The Group derecognizes the trade receivables when, and only when, the contractual rights and risks to the cash flows arising from the related trade receivables are no longer held or the Group has transferred the financial assets.

In the case of a transfer of receivables, if the Group transfers substantially all the risks and rewards of ownership of the receivables, it derecognizes the receivables and separately recognizes as assets or liabilities any rights and obligations

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

created or retained in the transfer. On derecognition of the receivables, the difference between their carrying amount and the consideration received or receivable for the transfer of the receivables is recognized within cost of sales for receivables from financing activities and within financial income or financial expenses for trade receivables.

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

See “—Use of estimates” below for further details relating to recall campaigns.

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

Advances

Advances relate to amounts received from or billed to customers in advance of having delivered the related cars or provided the related services. The advances are recognized in net revenues when the cars are shipped or the services provided.

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

Sponsorship, commercial and brand activities

Revenues from sponsorship agreements in connection with our participation in racing competitions are generally recognized ratably over the contract term as the customer benefits from the service throughout the service period. Revenues from sponsorship agreements that contain variable consideration based on the performance of the Group’s racing teams are estimated and recognized over the relevant period to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur, which is typically when it is considered highly probable that the related conditions associated with the variable consideration will be achieved.

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

Cost of sales

Cost of sales comprises expenses incurred in the manufacturing and distribution of cars and parts (including the engines rented to other Formula 1 racing teams), of which, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of sale of the car.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Deferred taxes are accounted using the balance sheet method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled. Any remeasurements to deferred tax assets and liabilities as a result of changes in substantially enacted tax rates are recognized in the consolidated income statement.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Imposta Regionale sulle Attività Produttive (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2023, 2022 and 2021.

Tax uncertainties are accounted for in accordance with IFRIC 23.

Other taxes not based on income, such as property taxes and capital taxes, are included in other expenses, net.

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by shareholders or the Board of Directors as applicable under local rules and regulations.

Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand Euro unless otherwise stated.

Segment reporting

The Group has determined that it has one operating and one reportable segment based on the information reviewed by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) in making decisions regarding the allocation of resources and to assess performance.

For additional disclosures required by IFRS 8, see Note 31 “Entity-Wide Disclosures”.

Use of estimates and judgments

The Consolidated Financial Statements are prepared in accordance with IFRS, which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

Estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustments. The effects of any changes in estimates are recognized in the consolidated income statement in the period in which the changes are made, or prospectively in future periods.

The most significant estimates that could be exposed to the management judgment are described below.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Recall campaigns

The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. Considering the nature of the recall campaigns, in certain circumstances management may exercise judgment in determining the related provisions. The estimated future costs of these actions are based primarily on historical experience and the cost of parts and services to be incurred in the specified activities, and are recognized at the time when they are probable and reasonably estimable. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time and the estimates are periodically reviewed during the year. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could affect the results of operations.

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

Goodwill

The Group’s goodwill amounted to €785,182 thousand at December 31, 2023 and December 31, 2022. As required by IFRS, an annual impairment test must be performed for goodwill, which may require management to exercise judgment in determining expected future cash flows. Based on the impairment test performed by management, the recoverable amount of goodwill was significantly higher than its carrying amount for the years ended December 31, 2022, 2021 and 2020. Furthermore, the exclusivity of the Group’s business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable even in the event of difficult economic and market conditions, including those that may be caused by regulatory developments or climate-related matters. For additional information relating to the goodwill test performed, see Note 13 “Goodwill”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-current assets with definite useful lives

The Group’s non-current assets (excluding goodwill) primarily include intangible assets, which primarily relate to development costs, and property, plant and equipment. At December 31, 2023 and December 31, 2022, the Group’s intangible assets amounted to €1,419,699 thousand and €1,307,388 thousand, respectively (of which €1,369,895 thousand and €1,264,467 thousand related to development costs), and the Group’s property, plant and equipment amounted to €1,575,200 thousand and €1,457,825 thousand, respectively. The Group makes significant investments for the development of its existing and future product portfolio, and capitalized development costs of €448,380 thousand and €416,368 thousand for the years ended December 31, 2023 and 2022, respectively. These costs were capitalized in accordance with the criteria in IAS 38 - Intangible Assets, including, among others: (i) the costs can be measured reliably, (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits, based primarily on information specific to business initiatives underlying the Group’s business plans, and (iii) the Company has the intention to complete the development and the ability to use the related intangible assets. Management may use judgment in distinguishing between research phases and development phases, including as a result of regulatory developments. For the years ended December 31, 2023, 2022 and 2021, no impairment indicators were identified and the Group did not recognize any impairment charges for non-current assets with definite useful lives.

Provisions

The Group sells its cars around the world and is subject to a variety of laws and regulations relating to the environment, and in particular, to the emissions of its cars. The group’s cars, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). The Group is currently benefiting from certain regulatory exemptions because it qualifies as a small vehicle manufacturer or similar designation in certain jurisdictions where it sells cars. These exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements, which may require management to use judgment. The Group recognized provisions for environmental risks based on management’s best estimates of the future cash outflows that will be required to settle the Group’s related obligations. For additional information see Note 23 “Provisions”.

Other areas requiring estimates in the preparation of the consolidated financial statements include the following: revenue recognition, product warranty liabilities, recoverability of goodwill, recoverability of non-current assets with definite useful lives, share-based compensation, litigation and contingent liabilities, and current and deferred taxes.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. SCOPE OF CONSOLIDATION

Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2023 and 2022 was as follows:

			At December 31, 2023		At December 31, 2022
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%
New Business 33 S.p.A. (1)	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A. in liquidation	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Lifestyle North America, Inc. (3)(4)	USA	Retail	100%	—%	100%	—%
_____________________________
(1)    New Business 33 S.p.A. was consolidated by the Group starting in 2022, which is when it started operational activities.
(2)    Shareholding held by Ferrari Financial Services Inc.
(3)    Shareholding held by Ferrari North America Inc.
(4)    Effective as of January 12, 2024, the company changed its name from 410 Park Display, Inc to Ferrari Lifestyle North America, Inc.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Non-controlling interests

The non-controlling interests at December 31, 2023 and 2022 and the net profit attributable to non-controlling interests for the years ended December 31, 2023, 2022 and 2021 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2023	2022
	(€ thousand)
Equity attributable to non-controlling interests	9,734	9,630

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Net profit attributable to non-controlling interests	5,409	6,680	2,369
    The non-controlling interests in FICTS are not considered to be significant to the Group for the periods presented in these Consolidated Financial Statements.

4. NET REVENUES

Net revenues are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Revenues from:
Cars and spare parts (1)	5,119,181	4,321,120	3,552,838
Sponsorship, commercial and brand (1)	571,759	498,861	450,860
Engines	126,748	155,342	189,432
Other	152,458	119,931	77,764
Total net revenues	5,970,146	5,095,254	4,270,894
_____________________________
(1)Starting in 2023, sponsorship revenues relating to the Group’s WEC and other racing activities are presented within sponsorship, commercial and brand as a result of the increased relevance of those activities for the Ferrari brand in 2023, primarily in connection with the return of Ferrari to the top-tier “Hypercar” category of the FIA WEC after 50 years. As a result, sponsorship revenues from WEC and other racing activities of €20,362 thousand and €20,281 thousand for the years ended December 31, 2022 and 2021, respectively, which were previously presented within cars and spare parts as they were treated as incidental to the sale of our track cars, have been reclassified retrospectively to sponsorship, commercial and brand to conform to the current presentation.

Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.

Interest and other financial income from financial services activities included within net revenues in 2023, 2022 and 2021 amounted to €99,661 thousand, €69,389 thousand and €55,043 thousand, respectively.

5. COST OF SALES

Cost of sales in 2023, 2022 and 2021 amounted to €2,995,877 thousand, €2,648,953 thousand and €2,080,613 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also include depreciation and amortization, insurance, transportation costs,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and warranty and product-liability related costs, as well as production costs for engines sold to Maserati and engines rented to other Formula 1 racing teams.

Interest and other financial expenses from financial services activities included within cost of sales in 2023, 2022 and 2021 amounted to €60,808 thousand, €27,145 thousand and €16,639 thousand, respectively.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Selling costs	236,443	226,988	168,466
General and administrative costs	226,137	200,986	179,558
Total selling, general and administrative costs	462,580	427,974	348,024

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events (including the use of digital solutions), as well as indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs consist mainly of administration and other general expenses that are not directly attributable to manufacturing, sales or research and development activities, including for personnel and the continuous development of the Group’s digital infrastructure.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Research and development costs expensed during the year	538,903	517,842	573,632
Amortization of capitalized development costs	342,656	257,730	194,472
Total research and development costs	881,559	775,572	768,104

Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to innovation and advanced technologies, including hybrid and electric.

Research and development costs for the year ended December 31, 2022 and, to a lesser extent, for the year December 31, 2023 are recognized net of technology-related government incentives.

8. OTHER EXPENSES, NET

Other expenses, net are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Other income	10,958	12,446	8,105
Other expenses	29,856	33,994	13,666
Total other expenses, net	18,898	21,548	5,561
Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Foreign exchange gains	91,019	78,674	37,860
Interest income	25,813	4,150	1,579
Other financial income	15,487	1,034	3,560
Financial income	132,319	83,858	42,999
Foreign exchange losses	111,216	104,597	49,267
Interest expenses	29,258	25,489	23,669
Other financial expenses	6,860	3,388	3,320
Financial expenses	147,334	133,474	76,256
Financial expenses, net	15,015	49,616	33,257

Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains, interest income on cash and cash equivalents and for 2023, also to gains of €7,940 thousand realized on the partial cash tender executed during the third quarter of 2023 on a bond due in 2025. For additional information see Note 24 “Debt”.
Interest and other financial income, and interest expenses and other financial charges, from financial services activities are recognized within net revenues and cost of sales, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. INCOME TAXES

    Income tax expense is as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Current tax expense	347,162	269,924	218,540
Deferred tax benefit	(4,541)	(30,178)	(12,001)
Taxes relating to prior years	2,276	(1,274)	2,556
Total income tax expense	344,897	238,472	209,095

The Italian Group’s entities participate in a group Italian tax consolidation under Ferrari N.V.

Income tax expense amounted to €344,897 thousand, €238,472 thousand and €209,095 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

Income taxes for the years ended December 31, 2023, 2022 and 2021 benefited from the application of the Patent Box tax regime by Article 1, par. 37-45 of Law No. 190 of December 23, 2014, as amended and supplemented from time to time, which provides tax benefits for companies that generate income through the use of intangible assets. Starting in 2020 the Group has implemented the Patent Box tax regime, covering the period from 2020 to the conclusion of this regime in 2024, with the recognition of the associated tax benefit distributed over three equal annual installments.

The Law Decree (Decree) n. 146 enacted by the Italian authorities, effective from October 22, 2021 and as amended by the 2022 Italian budget law, replaces the previous Patent Box tax regime with a new one that provides a 110% “super tax deduction” for certain costs related to eligible intangible assets. The Decree also outlines a transitional procedure for the coexistence of both regimes during their applicable periods.

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Profit before taxes	1,602,354	1,177,766	1,042,231
Theoretical income tax rate	24.0%	24.0%	24.0%
Theoretical income tax expense	384,565	282,664	250,136
Tax effect on:
Permanent and other differences	(95,836)	(85,736)	(79,267)
Italian Regional Income Tax (IRAP)	48,912	39,446	32,422
Effect of changes in tax rates and tax regulations	961	553	633
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	2,156	1,945	2,077
Taxes relating to prior years	2,276	(1,274)	2,556
Withholding tax on earnings	1,863	875	539
Income tax expense	344,897	238,472	209,095

Effective tax rate	21.5%	20.2%	20.1%

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The effective tax rate was 21.5 percent, 20.2 percent and 20.1 percent for the years ended December 31, 2023, 2022 and 2021, respectively. The Patent Box benefit relating to 2023, 2022 and 2021 is included within “permanent and other differences” in the tax rate reconciliation above.

Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) in 2023 and 2022 amounted to €48,912 thousand and €39,446 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2023, 2022 and 2021.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022, is as follows:

	At December 31,
	2023	2022
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	128,110	107,252
To be recovered within 12 months	89,443	96,130
	217,553	203,382
Deferred tax liabilities:
To be realized after 12 months	(100,865)	(86,160)
To be realized within 12 months	(35,981)	(40,347)
	(136,846)	(126,507)
Net deferred tax assets	80,707	76,875

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2022	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2023
	(€ thousand)
Deferred tax assets arising on:
Provisions	120,279	11,121	—	—	131,400
Deferred income	51,635	—	—	—	51,635
Employee benefits	2,665	—	(52)	—	2,613
Foreign currency exchange rate differences	3,439	388	—	—	3,827
Inventory obsolescence	100,835	19,305	—	(220)	119,920
Allowances for doubtful accounts	5,223	(166)	—	3	5,060
Depreciation	17,533	264	—	(15)	17,782
Trademark step-up	85,374	(6,696)	—	—	78,678
Patent box	78,381	15,887	—	—	94,268
Other	14,844	2,149	—	(2,560)	14,433
Total deferred tax assets	480,208	42,252	(52)	(2,792)	519,616
Deferred tax liabilities arising on:
Depreciation	(5,057)	1,507	—	92	(3,458)
Capitalization of development costs	(355,574)	(29,683)	—	—	(385,257)
Employee benefits	(1,510)	26	—	—	(1,484)
Foreign currency exchange rate differences	(1,160)	(1,520)	—	—	(2,680)
Cash flow hedge reserve	(16,171)	—	6,403	—	(9,768)
Tax on undistributed earnings	(10,578)	(8,281)	—	—	(18,859)
Other	(13,283)	240	—	(4,360)	(17,403)
Total deferred tax liabilities	(403,333)	(37,711)	6,403	(4,268)	(438,909)
Total net deferred tax assets/(liabilities)	76,875	4,541	6,351	(7,060)	80,707

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2021	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2022
	(€ thousand)
Deferred tax assets arising on:
Provisions	103,981	16,556	—	(258)	120,279
Deferred income	51,635	—	—	—	51,635
Employee benefits	3,041	—	(376)	—	2,665
Foreign currency exchange rate differences	610	2,830	—	(1)	3,439
Cash flow hedge reserve	8,455	—	(8,455)	—	—
Inventory obsolescence	69,107	31,648	—	80	100,835
Allowances for doubtful accounts	5,178	50	—	(5)	5,223
Depreciation	17,555	(15)	—	(7)	17,533
Trademark step-up	84,537	837	—	—	85,374
Patent box	65,693	12,688	—	—	78,381
Other	14,328	575	—	(59)	14,844
Total deferred tax assets	424,120	65,169	(8,831)	(250)	480,208
Deferred tax liabilities arising on:
Depreciation	(6,781)	2,076	—	(352)	(5,057)
Capitalization of development costs	(311,438)	(44,134)	—	(2)	(355,574)
Employee benefits	(1,053)	(457)	—	—	(1,510)
Foreign currency exchange rate differences	(526)	(634)	—	—	(1,160)
Cash flow hedge reserve	—	—	(16,171)	—	(16,171)
Tax on undistributed earnings	(17,404)	6,826	—	—	(10,578)
Other	(14,134)	1,332	—	(481)	(13,283)
Total deferred tax liabilities	(351,336)	(34,991)	(16,171)	(835)	(403,333)
Total net deferred tax assets/(liabilities)	72,784	30,178	(25,002)	(1,085)	76,875
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. At December 31, 2023, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €251,029 thousand (€268,923 thousand at December 31, 2022).

11. OTHER INFORMATION BY NATURE

Personnel costs in 2023, 2022 and 2021 amounted to €575,215 thousand, €527,316 thousand and €483,747 thousand, respectively. These amounts include costs that were capitalized in connection with product development activities. In 2023, 2022 and 2021 the Group had an average number of employees of is 4,960, 4,691 and 4,571, respectively.

Depreciation amounted to €290,204 thousand, €259,849 thousand and €230,097 thousand for the years ended December 31, 2023, 2022 and 2021, respectively, and amortization amounted to €372,101 thousand, €286,376 thousand and €225,892 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. EARNINGS PER SHARE

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2023, 2022 and 2021:

		For the years ended December 31,
		2023	2022	2021
Profit attributable to owners of the Company	€ thousand	1,252,048	932,614	830,767
Weighted average number of common shares for basic earnings per common share	thousand	181,220	182,836	184,446
Basic earnings per common share		€6.91	5.11	4.50
Diluted earnings per share

For the years ended December 31, 2023, 2022 and 2021, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details related to the Group’s equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2023, 2022 and 2021:

		For the years ended December 31,
		2023	2022	2021
Profit attributable to owners of the Company	€ thousand	1,252,048	932,614	830,767
Weighted average number of common shares for diluted earnings per common share	thousand	181,511	183,121	184,771
Diluted earnings per common share		€6.90	5.09	4.50

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the years ended December 31,
Number of shares	2023	2022	2021
Weighted average number of common shares for basic earnings per share	181,220	182,836	184,446
Adjustments for calculation of diluted earnings per share:
Share-based compensation	291	285	325
Weighted average number of common shares for diluted earnings per share	181,511	183,121	184,771

13. GOODWILL

At December 31, 2023 and 2022 goodwill amounted to €785,182 thousand.

In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:
•The expected future cash flows covering the period from 2024 through 2027 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the consolidated financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Expected volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.
•The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2023 (2.0 percent in 2022 and 2021).
•The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 9.21 percent in 2023 (8.10 percent in 2022 and 6.84 percent in 2021). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration. The increase in the WACC between 2021 and 2023 is primarily the result of a higher risk free rate driven by central banks raising interest rates in several regions where the Group operates, as well as a higher equity risk premium driven by market factors and conditions.
    The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. INTANGIBLE ASSETS

Intangible assets are as follows:

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at December 31, 2021	2,065,450	862,015	257,889	51,620	3,236,974
Additions	270,329	146,039	30,566	9,960	456,894
Divestitures	(962)	(350)	—	—	(1,312)
Reclassifications	—	—	2,924	(2,924)	—
Translation differences and other movements	—	—	—	9	9
Balance at December 31, 2022	2,334,817	1,007,704	291,379	58,665	3,692,565
Additions	272,975	175,405	23,849	14,919	487,148
Divestitures	—	—	—	(2,564)	(2,564)
Reclassifications	—	5,558	3,399	(3,399)	5,558
Translation differences and other movements	—	(296)	(42)	167	(171)
Balance at December 31, 2023	2,607,792	1,188,371	318,585	67,788	4,182,536

Accumulated amortization at December 31, 2021	1,320,578	499,746	231,842	46,635	2,098,801
Amortization	189,546	68,184	27,153	1,493	286,376
Balance at December 31, 2022	1,510,124	567,930	258,995	48,128	2,385,177
Amortization	250,033	92,623	27,923	1,522	372,101
Reclassification	—	5,558	(4,283)	4,283	5,558
Translation differences and other movements	—	—	(7)	8	1
Balance at December 31, 2023	1,760,157	666,111	282,628	53,941	2,762,837

Carrying amount at:
December 31, 2021	744,872	362,269	26,047	4,985	1,138,173
December 31, 2022	824,693	439,774	32,384	10,537	1,307,388
December 31, 2023	847,635	522,260	35,957	13,847	1,419,699

Additions were primarily attributable to externally acquired and internally generated development costs relating to existing and new models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are as follows:

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at December 31, 2021	50,056	486,677	2,766,723	233,094	318,900	3,855,450
Additions	8,287	10,155	154,008	26,479	167,645	366,574
Divestitures	—	(3,805)	(15,388)	(6,018)	(154)	(25,365)
Reclassifications	73,631	4,691	165,210	4,322	(247,854)	—
Translation differences and other movements	16	334	(19)	796	77	1,204
Balance at December 31, 2022	131,990	498,052	3,070,534	258,673	238,614	4,197,863
Additions	2,014	29,948	113,282	36,416	242,155	423,815
Divestitures	—	(12,935)	(40,270)	(25,030)	(369)	(78,604)
Reclassifications	17,235	9,132	62,236	(2,303)	(88,603)	(2,303)
Translation differences and other movements	(10)	(1,050)	(49)	(2,511)	(5)	(3,625)
Balance at December 31, 2023	151,229	523,147	3,205,733	265,245	391,792	4,537,146

Accumulated amortization at December 31, 2021	—	201,845	2,141,624	158,816	—	2,502,285
Depreciation	—	19,405	216,661	23,783	—	259,849
Divestitures	—	(1,983)	(14,921)	(5,921)	—	(22,825)
Translation differences	—	109	(39)	659	—	729
Balance at December 31, 2022	—	219,376	2,343,325	177,337	—	2,740,038
Depreciation	—	21,654	243,633	24,917	—	290,204
Divestitures	—	(8,338)	(39,322)	(18,401)	—	(66,061)
Translation differences and other movements	—	(624)	(15)	(1,596)	—	(2,235)
Balance at December 31, 2023	—	232,068	2,547,621	182,257	—	2,961,946

Carrying amount at:
December 31, 2021	50,056	284,832	625,099	74,278	318,900	1,353,165
of which right-of use assets under IFRS 16	—	21,613	3,484	28,661	—	53,758
December 31, 2022	131,990	278,676	727,209	81,336	238,614	1,457,825
of which right-of use assets under IFRS 16	—	18,972	2,756	32,420	—	54,148
December 31, 2023	151,229	291,079	658,112	82,988	391,792	1,575,200
of which right-of use assets under IFRS 16	—	22,971	3,396	41,888	—	68,255

Additions primarily relate to investments for car production and engine assembly lines (including those for models to be launched in future years), industrial tools needed for the production of cars and personalization programs, as well as investments for the ongoing construction of the new e-building (which will be used primarily for the production of battery electric vehicles (BEVs) and related components) and the new paint shop.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the changes in the carrying amount of right-of-use assets for the year ended December 31, 2023 and 2022:

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at December 31, 2021	21,613	3,484	28,661	53,758
Additions	4,854	510	13,485	18,849
Disposals	(1,495)	(6)	(93)	(1,594)
Depreciation	(5,933)	(1,223)	(9,677)	(16,833)
Translation differences and other movements	(67)	(9)	44	(32)
Balance at December 31, 2022	18,972	2,756	32,420	54,148
Additions	16,746	2,069	23,238	42,053
Disposals	(4,597)	—	(3,008)	(7,605)
Depreciation	(7,933)	(1,402)	(10,254)	(19,589)
Translation differences and other movements	(217)	(27)	(508)	(752)
Balance at December 31, 2023	22,971	3,396	41,888	68,255

    Amounts recognized in the consolidated income statement in relation to leases for the year ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	2021
	(€ thousand)
Depreciation of right-of-use assets	19,589	16,833	15,348
Interest expense on lease liabilities	1,450	1,219	868
Variable lease payments not included in the measurement of lease liabilities	1,213	822	1,622
Expenses relating to short-term leases and leases of low-value assets	2,842	3,227	3,671
Total expenses recognized	25,094	22,101	21,509
For the year ended December 31, 2023 depreciation of right-of-use assets amounted to €19,589 thousand and interest expense on lease liabilities amounted to €1,450 thousand (€16,833 thousand and €1,219 thousand, respectively, for the year ended December 31, 2022 and €15,348 thousand and €868 thousand respectively, for the year ended December 31, 2021).

At December 31, 2023, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €115,330 thousand (€200,949 thousand at December 31, 2022).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At December 31,
	2023	2022
	(€ thousand)
Investments accounted for using the equity method	55,200	49,087
Other securities and financial assets	12,471	10,447
Total investments and other financial assets	67,671	59,534
Investments accounted for using the equity method

Changes in the carrying amount of investments accounted for using the equity method during the period were as follows:

(€ thousand)
Balance at December 31, 2021	42,927
Proportionate share of net profit for the year ended December 31, 2022	6,175
Proportionate share of remeasurement of defined benefit plans	(15)
Balance at December 31, 2022	49,087
Proportionate share of net profit for the year ended December 31, 2023	6,137
Proportionate share of remeasurement of defined benefit plans and other movements	(24)
Balance at December 31, 2023	55,200
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). FFS GmbH is the Group’s partnership with CA Auto Bank S.p.A. (“CA Auto Bank”, formerly FCA Bank S.p.A., “FCA Bank”), which, following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A. (“CACF”) in April 2023, is now fully owned by CACF. Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is at the early stage of its activities.

Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2023 and 2022 is presented below:

	At December 31,
	2023	2022
	(€ thousand)
Assets
Non-current assets	3,566	3,685
Receivables from financing activities	1,187,535	1,037,350
Other current assets	29,590	2,637
Cash and cash equivalents	21,275	19,123
Total assets	1,241,966	1,062,795

Equity and liabilities
Equity	108,134	94,914
Debt	999,206	868,652
Other liabilities	134,626	99,229
Total equity and liabilities	1,241,966	1,062,795

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2023	2022	2021
	(€ thousand)
Net revenues	66,446	52,100	46,103
Cost of sales	37,198	22,943	16,971
Selling, general and administrative costs	9,314	8,923	8,565
Other expenses/(income), net	1,574	1,116	2,730
Profit before taxes	18,360	19,118	17,837
Income tax expense	5,147	5,336	4,045
Net profit	13,213	13,782	13,792
Other securities and financial assets

Other securities and financial assets primarily include Liberty Media Corporation (Series C Formula One Group Common Stock) shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €10,519 thousand at December 31, 2023 (€9,954 thousand at December 31, 2022).

17. INVENTORIES

Inventories are as follows:

	At December 31,
	2023	2022
	(€ thousand)
Raw materials	203,247	142,430
Semi-finished goods	229,791	145,459
Finished goods	515,476	386,773
Total inventories	948,514	674,662

The increase in inventories is mainly due to higher car volumes, the start of production of new models and enriched product mix, as well as higher raw materials to protect the Group's delivery plans.

The amount of inventory write-downs recognized as an expense within cost of sales during 2023 was €20,822 thousand (€18,021 thousand in 2022 and €9,392 thousand in 2021).

Changes in the provision for slow moving and obsolete inventories were as follows:

	2023	2022
	(€ thousand)
At January 1,	110,963	102,098
Provision	20,822	18,021
Utilizations and other changes	(8,357)	(9,156)
At December 31,	123,428	110,963

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

Current receivables and other current assets are as follows:

	At December 31,
	2023	2022
	(€ thousand)
Trade receivables	261,380	232,414
Receivables from financing activities	1,451,158	1,399,997
Current tax receivables	11,616	16,054
Other current assets	130,228	153,183
Total	1,854,382	1,801,648

Trade receivables

The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2023	2022
	(€ thousand)
Trade receivables due from:
Dealers	122,177	85,696
Sponsorship and commercial activities	32,357	42,981
Brand activities	30,587	24,213
Stellantis Group companies	20,398	19,184
Other	55,861	60,340
Total	261,380	232,414
Trade receivables due from dealers relate to receivables for the sale of cars across the dealer network and are generally settled within 30 to 40 days from the date of invoice.

Trade receivables due from sponsorship and commercial activities mainly relate to the Group’s participation in the Formula 1 World Championship and the World Endurance Championship. Trade receivables due from brand activities relate to amounts receivable for licensing and merchandising activities. Trade receivables due from Stellantis Group companies mainly relate to the sale of engines and car bodies to Maserati S.p.A., which is controlled by the Stellantis Group. The contract with Maserati ended in December 2023. For additional information, see Note 28 “Related Party Transactions”.

The Group is not exposed to significant concentration of third party credit risk.

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2023	2022
	(€ thousand)
Trade receivables denominated in:
Euro	118,104	95,894
U.S. Dollar	118,233	108,369
Pound Sterling	6,096	8,178
Chinese Yuan	5,099	3,203
Japanese Yen	7,230	6,832
Other currencies	6,618	9,938
Total	261,380	232,414

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Trade receivables are shown net of an allowance for doubtful accounts determined on the basis of insolvency risk and historical experience, adjusted for forward-looking factors specific to the receivables and the economic environment. Additional provisions to the allowance for doubtful accounts are recorded within selling, general and administrative costs in the consolidated income statement.

Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2023	2022
	(€ thousand)
At January 1	25,800	25,984
Additional provisions	2,767	3,844
Utilizations	(1,845)	(1,579)
Releases	(1,280)	(2,522)
Other changes	(24)	73
At December 31	25,418	25,800
Receivables from financing activities

Receivables from financing activities are as follows:

	At December 31,
	2023	2022
	(€ thousand)
Client financing	1,451,158	1,390,956
Dealer financing	—	9,041
Total receivables from financing activities	1,451,158	1,399,997
Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

Receivables from financing activities are shown net of an allowance for doubtful accounts and additional provisions are recorded within cost of sales in the consolidated income statement.

Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2023	2022
	(€ thousand)
At January 1	9,950	11,204
Additional provisions	6,423	3,064
Utilizations	(3,509)	(2,587)
Releases	(1,327)	(2,470)
Other changes	(372)	739
At December 31	11,165	9,950

Client financing

Client financing relates to financing provided by the Group to Ferrari clients to finance their car acquisitions. During 2023 the average contractual duration at inception of such contracts was approximately 67 months (67 months in 2022) and the weighted average interest rate was approximately 7.8 percent (approximately 6.3 percent in 2022). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Client financing relates entirely to financial services activities in the United States and is denominated in U.S. Dollars.

Dealer financing

In 2022, the Group discontinued dealer financing with the exception of one existing long-term loan bearing a rate of interest based on LIBOR plus a variable spread based on dealer’s performance, which was fully collected in 2023.

Other current assets

Other current assets are detailed as follows:

	At December 31,
	2023	2022
	(€ thousand)
Italian and foreign VAT credits	65,529	79,858
Prepayments	53,846	42,908
Other	10,853	30,417
Total other current assets	130,228	153,183
    Other includes security deposits, amounts due from personnel and other receivables.

At December 31, 2023, the Group had provided guarantees through third parties amounting to €236,910 thousand (€224,630 thousand at December 31, 2022), principally to (i) banks for a U.S. Dollar denominated credit facility of FFS Inc., (ii) tax authorities for VAT reimbursements according to Italian legislation and (iii) customs authorities for duties on import and export activities.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The analysis of receivables and other current assets (excluding prepayments) by due date is as follows:

	At December 31, 2023
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	225,445	—	—	35,935	261,380
Receivables from financing activities (1)	223,841	1,076,552	68,736	82,029	1,451,158
Current tax receivables	11,616	—	—	—	11,616
Other current assets (excluding prepayments)	76,382	—	—	—	76,382
Total	537,284	1,076,552	68,736	117,964	1,800,536

	At December 31, 2022
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	186,757	—	—	45,657	232,414
Receivables from financing activities (1)	208,407	1,060,819	67,992	62,779	1,399,997
Client financing	207,186	1,052,999	67,992	62,779	1,390,956
Dealer financing	1,221	7,821	—	—	9,041
Current tax receivables	16,054	—	—	—	16,054
Other current assets (excluding prepayments)	110,276	—	—	—	110,276
Total	521,494	1,060,819	67,992	108,436	1,758,741
_____________________________
(1)Excluding interest generated on these receivables.
Overdue amounts represent receivables and other current assets where payments are past their due date.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets are as follows:

	At December 31,
	2023	2022
	(€ thousand)
Financial derivatives	55,562	80,233
Other financial assets	5,568	7,068
Current financial assets	61,130	87,301
Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives and interest rate caps.

The following table sets forth a breakdown of derivative assets and liabilities at December 31, 2023 and 2022.

	At December 31,
	2023		2022
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Currency swaps	34,542	(10,170)	41,270	(16,976)
Interest rate caps	17,407	—	36,771	—
Commodities	—	(174)	5	(772)
Total Cash flow hedges	51,949	(10,344)	78,046	(17,748)
Other foreign exchange derivatives	3,613	(3,195)	2,187	(2,245)
Current financial assets/(liabilities)	55,562	(13,539)	80,233	(19,993)

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

The following tables provide an analysis of outstanding derivative financial instruments by foreign currency based on their fair value and notional amounts:

	At December 31, 2023		At December 31, 2022
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	32,069	2,515,057	49,466	2,385,494
Pound Sterling	(678)	145,216	2,811	121,881
Japanese Yen	14,086	392,343	2,711	275,700
Swiss Franc	(3,660)	106,911	(991)	108,459
Chinese Yuan	915	141,493	2,702	176,062
Other(1)	(709)	153,207	3,541	131,319
Total amount	42,023	3,454,227	60,240	3,198,915
______________________________
(1)    Other mainly includes the Australian Dollar, the Canadian Dollar and the Hong Kong Dollar.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2023 and 2022, substantially all derivative financial instruments had a maturity of twelve months or less.

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

The Group reclassified gains and losses, net of the related tax effects, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Net revenues/(costs)	48,393	(75,749)	7,275
Income tax (expense)/benefit	(13,502)	21,134	(2,030)
Total recognized in the consolidated income statement	34,891	(54,615)	5,245

The ineffectiveness of cash flow hedges was not material for the years 2023, 2022 and 2021.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. EQUITY

Share capital

At December 31, 2023 and 2022 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At December 31, 2023, the Company had 13,505,409 common shares and 16,240 special voting shares held in treasury, while at December 31, 2022, the Company had 11,970,001 common shares and 5,199 special voting shares. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase programs, partially offset by shares assigned under the Group’s equity incentive plans. At December 31, 2023 and 2022 the Company held in treasury 5.26 percent and 4.65 percent of the total issued share capital of the Company, respectively.(1)
______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the years ended December 31, 2023 and 2022:

	Common Shares	Special Voting Shares	Total
Outstanding shares at December 31, 2021	183,843,396	63,344,922	247,188,318
Common shares repurchased under share repurchase program (1)	(1,966,816)	—	(1,966,816)
Common shares assigned under equity incentive plans (2)	76,918	—	76,918
Other changes (3)	—	(1,009)	(1,009)
Outstanding shares at December 31, 2022	181,953,498	63,343,913	245,297,411
Common shares repurchased under share repurchase program(4)	(1,630,171)	—	(1,630,171)
Common shares assigned under equity incentive plans (5)	94,763	—	94,763
Other changes (3)	—	(11,041)	(11,041)
Outstanding shares at December 31, 2023	180,418,090	63,332,872	243,750,962
_______________________________________.
(1)Includes shares repurchased under the share repurchase program between January 1, 2022 and December 31, 2022 based on the transaction trade date, for a total consideration of €384,869 thousand, including transaction costs.
(2)On March 16, 2022, 122,125 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 56,517 common shares, for a total consideration of €10,365 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On May 25, 2022, 6,643 common shares, which were previously held in treasury, were assigned to certain employees. On the same day, the Company purchased 3,185 common shares, for a total consideration of €562 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On December 2, 2022, 11,218 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans. On the same day, the Company purchased, 3,366 common shares, for a total consideration of €726 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(3)Relates to the deregistration of certain special voting shares under the Company’s special voting shares term and conditions.
(4)Includes shares repurchased under the share repurchase program between January 1, 2023 and December 31, 2023 based on the transaction trade date, for a total consideration of €460,629 thousand (including Sell to Cover as described below), including transaction costs.
(5)On March 15, 2023, 80,305 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 15, 2023, the Company purchased 34,671 common shares, for a total consideration of €8,448 thousand, from a group of employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On July 17, 2023 the Company assigned 49,129 shares related to commercial agreements with certain suppliers and other shares awards. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Retained earnings and other reserves

Retained earnings and other reserves includes:

•a share premium reserve of €5,768,544 thousand at December 31, 2023 (€5,768,544 thousand at December 31, 2022).
•a legal reserve of €46 thousand at December 31, 2023 and €19 thousand at December 31, 2022, determined in accordance with Dutch law.
•a treasury reserve of €1,704,673 thousand at December 31, 2023 and €1,244,045 thousand at December 31, 2022.
•a share-based compensation reserve of €38,106 thousand at December 31, 2023 and €28,574 thousand at December 31, 2022.
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2023, a dividend distribution of €1.810 per outstanding common share was approved, corresponding to a total distribution of €328,631 thousand, which was fully paid in 2023). The distribution was made from the retained earnings reserve.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans (1)	221	1,605	(463)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	221	1,605	(463)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	22,109	17,149	(56,855)
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(48,393)	75,749	(7,275)
(Losses)/Gains on cash flow hedging instruments	(26,284)	92,898	(64,130)
Exchange differences on translating foreign operations	(6,323)	9,798	14,229
Total items that may be reclassified to the consolidated income statement in subsequent periods	(32,607)	102,696	(49,901)
Total other comprehensive (loss)/income	(32,386)	104,301	(50,364)
Related tax impact	6,351	(25,002)	18,070
Total other comprehensive (loss)/income, net of tax	(26,035)	79,299	(32,294)
__________________________
(1)Includes a loss of €30 thousand, a loss of €15 thousand and a gain of €83 thousand for the years ended December 31, 2023, 2022 and 2021, respectively, related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.

The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2023			2022			2021
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
Gains/(Losses) on remeasurement of defined benefit plans	221	(52)	169	1,605	(376)	1,229	(463)	110	(353)
(Losses)/Gains on cash flow hedging instruments	(26,284)	6,403	(19,881)	92,898	(24,626)	68,272	(64,130)	17,960	(46,170)
Exchange (losses)/gains on translating foreign operations	(6,323)	—	(6,323)	9,798	—	9,798	14,229	—	14,229
Total other comprehensive (loss)/income	(32,386)	6,351	(26,035)	104,301	(25,002)	79,299	(50,364)	18,070	(32,294)

Transactions with non-controlling interests

With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2023, 2022 or 2021.

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

Equity incentive plans

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

Equity Incentive Plan 2020-2022

In the first quarter of 2023, 36,090 2020-2022 PSU awards vested (representing 95 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 32,339 2020-2022 RSU awards vested upon achievement of the related service conditions. As a result, 68,429 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2023. There are no further awards outstanding for the Equity Incentive Plan 2020-2022.

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

2021-2023 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 50 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eight;
(ii)EBITDA Target - 30 percent of the awards vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)Innovation Target - 20 percent of the awards vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
Each target is settled independently of the other targets. The awards vest in 2024 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

In March 2024, 41,338 2021-2023 PSU awards are expected to vest (representing approximately 122 percent of the target PSU awards) as a result of the achievement of the related performance conditions (described above) and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2021-2023 PSU awards outstanding.

2021-2023 RSU awards

In March 2024, 29,550 2021-2023 RSU awards are expected to vest as a result of the achievement of the related service condition, which is the recipient’s continued employment with the Company at the time of vesting, and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2021-2023 RSU awards outstanding.

Equity Incentive Plan 2022-2024

Under the Equity Incentive Plan 2022-2024 approved in 2022, the Company awarded approximately 72 thousand 2022-2024 PSUs to the Executive Chairman, the CEO, the remaining members of the FLT and other employees of the Group, and approximately 26 thousand 2022-2024 RSUs to members of the FLT and other employees of the Group. These PSUs and RSUs cover the three-year performance and service periods from 2022 to 2024.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2022-2024 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven;
(ii)EBITDA Target - 40 percent of the awards vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)ESG Target - 20 percent of the awards vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emissions and 50 percent is based on the maintenance of the equal salary certification.
Each target is settled independently of the other targets. The awards vest in 2025 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2022-2024 RSU awards

The awards vest in 2025, subject to the recipient’s continued employment with the Company at the time of vesting.

Equity Incentive Plan 2023-2025

Under the Equity Incentive Plan 2023-2025 approved in 2023, the Company awarded approximately 58 thousand 2023-2025 PSUs to the Executive Chairman, the CEO, the remaining members of the FLT and other employees of the Group, and approximately 22 thousand 2023-2025 RSUs to members of the FLT and other employees of the Group. These PSUs and RSUs cover the three-year performance and service periods from 2023 to 2025.

2023-2025 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven;
(ii)EBITDA Target - 40 percent of the awards vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)ESG Target - 20 percent of the awards vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emissions and 50 percent is based on the maintenance of the equal salary certification.
Each target is settled independently of the other targets. The awards vest in 2026 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2023-2025 RSU awards

The awards vest in 2026, subject to the recipient’s continued employment with the Company at the time of vesting.

Supplemental information relating to the Equity Incentive Plan 2023-2025 is summarized below.

TSR Target

The number of 2023-2025 PSUs with a TSR Target that vest under the Equity Incentive Plan 2023-2025 is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined peer group (including the Company) for the TSR Target is presented below.

Ferrari	Aston Martin	Burberry	Estee Lauder
Hermes	Kering	LVMH	Mercedes Benz Group AG
Moncler	Prada	Richemont
EBITDA Target

The number of 2023-2025 PSUs with an EBITDA Target that vest under the Equity Incentive Plan 2023-2025 is determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
Fair values and key assumptions

The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2023-2025, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2023-2025
PSUs	€236.30
RSUs	€253.76
The fair value of the 2023-2025 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2023-2025 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2023-2025 are summarized below:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Equity Incentive Plan 2023-2025
Grant date share price	€259.60
Expected volatility	27.9%
Dividend yield	0.75%
Risk-free rate	2.90%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Broad-based employee share ownership plan

In November 2023 the Company announced that it would launch a broad-based employee share ownership plan in the early months of 2024 under which each employee will be given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares worth up to 15 percent of the value of the first allocation.

Other share-based compensation

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. In 2023 6,838 share awards vested and 1,309 share awards were forfeited. At December 31, 2023, 481 share awards remained outstanding and will vest in 2024, subject to the recipient’s continued employment with the Company at the time of vesting. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards

The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements:

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2021	152,172	123,661	—	275,833
Granted	72,373	26,574	64,048	162,995
Forfeited	(16,327)	(8,934)	—	(25,261)
Vested	(68,013)	(54,112)	(6,643)	(128,768)
Balance at December 31, 2022	140,205	87,189	57,405	284,799
Granted	58,381	21,939	63,217	143,537
Forfeited	(8,117)	(3,544)	(1,309)	(12,970)
Vested	(36,090)	(32,339)	(55,614)	(124,043)
Balance at December 31, 2023	154,379	73,245	63,699	291,323

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Share-based compensation expense

The following table presents the share based compensation expense recognized for the years ended December 31, 2023, 2022 and 2021, as well as the unrecognized share-based compensation at December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Equity incentive plans and other share-based awards	15,154	16,172	11,689
Broad-based employee share ownership plan	10,222	—	—
Commercial agreements with suppliers	4,563	4,688	2,206
Total share-based compensation expense	29,939	20,860	13,895

	At December 31,
	2023	2022	2021
	(€ thousand)
Unrecognized share-based compensation expense	12,954	16,069	11,082

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. EMPLOYEE BENEFITS

The Group’s provisions for employee benefits are as follows:

	At December 31,
	2023	2022
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	13,903	15,142
Total present value of defined benefit obligations	13,903	15,142

Other provisions for employees	109,142	95,665
Total provisions for employee benefits	123,045	110,807

Defined contribution plans

The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2023, 2022 and 2021 was €18,832 thousand, €16,944 thousand and €15,729 thousand, respectively.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in the defined benefit obligations relating to the TFR liability:

Total

Amounts at December 31, 2021	18,430

Included in the consolidated income statement	22
Included in other comprehensive income/loss (*)	(1,605)
Other	(1,705)
Benefits paid	(1,731)
Other changes	26
Amounts at December 31, 2022	15,142

Included in the consolidated income statement	518
Included in other comprehensive income/loss (*)	(221)
Other	(1,536)
Benefits paid	(1,536)
Other changes	—
Amounts at December 31, 2023	13,903
______________________________
(*) Relates to actuarial losses/(gains) from financial assumptions.
Amounts recognized in the consolidated income statement relating to the TFR liability are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Current service cost	—	—	6
Interest expense	518	22	—
Total recognized in the consolidated income statement	518	22	6
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA- rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2023 is equal to 4.1 percent (3.8 percent in 2022 and 0.9 percent in 2021). The average duration of the Italian TFR was approximately 6 years at December 31, 2023 (7 years and 8 years at December 31, 2022 and 2021, respectively). Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expected future benefit payments for the defined benefit obligations as of December 31, 2023 are as follows:

TFR
(€ thousand)
2024	1,464
2025	1,507
2026	1,451
2027	1,647
2028	1,214
2029 - 2033	5,826
Total	13,109
The sensitivity of the defined benefit obligations to changes in the weighted principal assumptions is:

	At December 31,
	2023		2022
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(778)	868	(904)	1,013

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

At December 31, 2023, other provisions for employees comprised short-term bonus benefits amounting to €105,043 thousand (€92,463 thousand at December 31, 2022) and other benefits amounting to €4,099 thousand (€3,202 thousand at December 31, 2022), primarily relating to jubilee benefits granted to certain employees by the Group in the event of achieving 30 years of service.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. PROVISIONS

Movements in provisions are as follows:

	At December 31, 2022	Additional provisions	Utilization	Releases	Translation differences	Reclassification and other movements	At December 31, 2023
	(€ thousand)
Warranty and recall campaigns provision	126,069	63,325	(50,573)	(7,751)	(572)	—	130,498
Legal proceedings and disputes	12,062	239	(2,833)	(1,879)	(74)	(35)	7,480
Environmental and other risks	42,563	26,526	(4,627)	(15,626)	(730)	1,192	49,298
Total provisions	180,694	90,090	(58,033)	(25,256)	(1,376)	1,157	187,276

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

Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relates to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2023 or beyond, although any such judgments may remain subject to ongoing judicial review. While the outcome of these proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations. Additions to the provision for legal proceedings and disputes are recognized within other expenses, net.

Environmental and other risks

The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

The following table presents where the additional provisions to environmental and other risks recognized for the years ended December 31, 2023, 2022 and 2021 were recorded within the consolidated income statement.

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	25,128	15,616	10,562
Selling, general and administrative costs	1,398	1,562	1,744
Total	26,526	17,178	12,306

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24. DEBT

The following table provides a breakdown of debt by nature and split between current and non-current.

	At December 31,
	2023			2022
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Asset-backed financing (Securitizations)	514,597	651,876	1,166,473	422,736	682,689	1,105,425
Bonds and notes	—	903,673	903,673	394,628	1,095,691	1,490,319
Borrowings from banks and other financial institutions	166,763	124,167	290,930	100,665	12,500	113,165
Lease liabilities	16,450	56,597	73,047	15,917	41,506	57,423
Other debt	43,063	—	43,063	45,447	—	45,447
Total debt	740,873	1,736,313	2,477,186	979,393	1,832,386	2,811,779

The following tables present the change in debt, indicating separately financing cash flows and other movements.

		Financing cash flows		Other movements
	Balance at December 31, 2022	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (1)(2)	Translation differences	Balance at December 31, 2023
	(€ thousand)
Asset-backed financing (Securitizations)	1,105,425	151,217	(49,611)	445	(41,003)	1,166,473
Bonds and notes	1,490,319	—	(575,702)	(10,944)	—	903,673
Borrowings from banks and other financial institutions	113,165	250,000	(72,500)	2,891	(2,626)	290,930
Lease liabilities	57,423	—	(17,691)	34,448	(1,133)	73,047
Other debt	45,447	34,596	(35,566)	—	(1,414)	43,063
Total debt	2,811,779	435,813	(751,070)	26,840	(46,176)	2,477,186

		Financing cash flows		Other movements
	Balance at December 31, 2021	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (1)	Translation differences	Balance at December 31, 2022
	(€ thousand)
Bonds and notes	1,487,110	—	—	3,209	—	1,490,319
Asset-backed financing (Securitizations)	900,213	218,924	(72,824)	1,733	57,379	1,105,425
Borrowings from banks and other financial institutions	154,419	8,909	(55,000)	560	4,277	113,165
Lease liabilities	56,210	—	(16,500)	17,409	304	57,423
Other debt	32,059	34,456	(23,215)	—	2,147	45,447
Total debt	2,630,011	262,289	(167,539)	22,911	64,107	2,811,779
____________________________
(1)     Other changes in lease liabilities relates entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.
(2)    Includes gains of €7,940 thousand realized on the partial cash tender executed during the third quarter of 2023 on a bond due in 2025.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contractual undiscounted cash flows

The following tables present the contractual maturities (contractual undiscounted cash flows, including interest) of the Group’s debt based on relevant maturity groupings.

	Contractual cash flows at December 31, 2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2023 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	542,960	390,256	277,783	—	1,210,999	1,166,473
Bonds and notes	11,714	458,619	14,850	460,106	945,289	903,673
Borrowings from banks and other financial institutions	172,441	83,047	46,813	—	302,301	290,930
Lease liabilities	17,934	12,571	28,131	22,316	80,952	73,047
Other debt	43,063	—	—	—	43,063	43,063
Total debt	788,112	944,493	367,577	482,422	2,582,604	2,477,186

	Contractual cash flows at December 31, 2022
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2022 (*)
	(€ thousand)
Bonds and notes	400,475	14,700	668,777	464,648	1,548,600	1,490,319
Asset-backed financing (Securitizations)	439,919	408,462	283,786	—	1,132,167	1,105,425
Borrowings from banks and other financial institutions	117,349	—	—	—	117,349	113,165
Lease liabilities	16,178	11,373	20,289	12,785	60,625	57,423
Other debt	45,447	—	—	—	45,447	45,447
Total debt	1,019,368	434,535	972,852	477,433	2,904,188	2,811,779

(*) As reported in the consolidated statement of financial position

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

The following table presents information relating to the revolving securitization programs.

Program	Funding Limit (2)	Amount Outstanding at December 31, 2023	Amount Outstanding at December 31, 2022	Maturity Date
	($ million)	($ million)	($ million)
Retail (1)	975	977	896	December 2024
Leasing (1)	400	312	283	November 2025
Total asset-backed financing (Securitizations)	1,375	1,289	1,179
(1)At December 31, 2023 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 70 basis points and the notes relating to the leasing securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)Excluding accrued interest.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €31,820 thousand at December 31, 2023 (€44,085 thousand at December 31, 2022).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bonds and notes

2023 Bond

On March 16, 2023 the Company fully repaid the 2023 Bond for a total consideration of €390,374 thousand (including accrued interest). The bond was previously issued on March 16, 2016, for a principal amount of €500 million at a coupon of 1.5 percent and due on March 2023. Following a cash tender offer, in July 2019 the Company executed the partial repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at December 31, 2022 was €388,947 thousand including accrued interest of €4,567 thousand.

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of
€650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. Following a cash tender offer, in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand and at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The repurchases were settled in July 2023. The amount outstanding of the 2025 Bond at December 31, 2023 was €453,027 thousand, including accrued interest of €4,097 thousand (€650,923 thousand, including accrued interest of €5,818 thousand at December 31, 2022).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity on an annual basis equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at December 31, 2023 was €150,218 thousand, including accrued interest of €700 thousand (€150,135 thousand, including accrued interest of €700 thousand at December 31, 2022). The amount outstanding of the 2031 Notes at December 31, 2023 was €150,246 thousand, including accrued interest of €794 thousand (€150,178 thousand including accrued interest of €794 thousand at December 31, 2022).

2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2023 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at December 31, 2023 was €150,182 thousand, including accrued interest of €587 thousand (€150,136 thousand, including accrued interest of €577 thousand at December 31, 2022).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At December 31, 2023 and 2022, Ferrari was in compliance with the covenants of the notes.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Borrowings from banks and other financial institutions

The following table presents information relating to borrowings from banks and other financial institutions.

		Amount Outstanding at December 31,
Borrowing Entity	Currency	2023	2022	Maturity Date
		(€ thousand)
Ferrari N.V. (1)	EUR	130,224	—	January 2026
Ferrari N.V. (1)	EUR	75,040	—	March 2026
Ferrari Financial Services, Inc. (2)	USD	73,153	75,665	April 2024
Ferrari S.p.A. (3)	EUR	12,513	37,500	June 2024
Total borrowings from banks and other financial institutions		290,930	113,165
(1)     Amortized term loans bearing an average interest of 4.663 percent as of December, 31 2023.
(2)    Financial liabilities of FFS Inc to support financial services activities bearing interest at SOFR plus 75 basis points.
(3)    An amortized term loan bearing fixed interest at 0.118 percent.

Lease liabilities

The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At December 31, 2023 lease liabilities amounted to €73,047 thousand (€57,423 thousand at December 31, 2022).

Other debt

Other debt mainly relates to US based financial service activities with specific reference to expected cash out for new funding request as per contractual commitment.

Committed credit lines

At December 31, 2023, the Group had total committed credit lines available and undrawn amounting to €600 million and with maturities ranging from 2024 to 2026 (€669 million at December 31, 2022).

25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2023	2022
	(€ thousand)
Advances for supplies and services	516,096	451,166
Deferred income	295,683	270,353
Accrued expenses	100,305	98,535
Payables to personnel	44,880	55,789
Social security payables	25,857	26,498
Other	40,146	49,684
Total other liabilities	1,022,967	952,025

Deferred income primarily includes amounts received under maintenance and power warranty programs of €262,644 thousand at December 31, 2023 and €239,879 thousand at December 31, 2022, which are deferred and recognized as net revenues over the length of the maintenance program. Of the total liability related to maintenance and power warranty programs at December 31, 2023, the Group expects to recognize in net revenues approximately €62 million in 2024, €57

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
million in 2025, €48 million in 2026 and €95 million in periods subsequent to 2026. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.

Advances and security deposits include advances received from customers for the purchase of Ferrari cars, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped. The increase during 2023 primarily relates to advances received during the year for the Purosangue and the Roma Spider.

Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At December 31, 2022	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2023
	(€ thousand)
Maintenance and power warranty programs	239,879	112,362	(89,617)	20	262,644
Advances from customers	446,394	990,468	(925,406)	(831)	510,625

	At December 31, 2021	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2022
	(€ thousand)
Maintenance and power warranty programs	218,982	100,710	(79,593)	(220)	239,879
Advances from customers	236,516	761,714	(551,885)	49	446,394

26. TRADE PAYABLES
Trade payables of €930,560 thousand at December 31, 2023 (€902,968 thousands at December 31, 2022) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

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

Assets and liabilities that are measured at fair value on a recurring basis

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022:

		At December 31, 2023
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	11,982	—	—	11,982
Current financial assets	19	—	55,562	—	55,562
Total assets		11,982	55,562	—	67,544
Other financial liabilities	19	—	13,539	—	13,539
Total liabilities		—	13,539	—	13,539

		At December 31, 2022
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	9,954	—	—	9,954
Current financial assets	19	—	80,233	—	80,233
Total assets		9,954	80,233	—	90,187
Other financial liabilities	19	—	19,993	—	19,993
Total liabilities		—	19,993	—	19,993
There were no transfers between fair value hierarchy levels for the periods presented.

The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is based on a standard accepted valuation model. The fair value of foreign currency forward, currency options and commodity swap is measured by taking into consideration primarily the appropriate corroborated market-based currency forward rate, commodity price and currency implied volatility at the balance sheet date. The fair value of interest rate derivative is measured by taking into consideration primarily the appropriate corroborated market-based interest rates curve at the balance sheet date.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At December 31,
		2023		2022
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,451,158	1,451,158	1,399,997	1,399,997
Client financing		1,451,158	1,451,158	1,390,956	1,390,956
Dealer financing		—	—	9,041	9,041
Total		1,451,158	1,451,158	1,399,997	1,399,997

Debt	24	2,477,186	2,462,716	2,811,779	2,770,633

The Group has determined that the carrying amount of the majority of its debt approximates its fair value since either (i) the interest payable on the debt is close to current market rates, and/or (ii) the debt is of a short-term nature. The only exception is the Group's debt that is publicly listed for which the fair value is based on quoted market prices.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. RELATED PARTY TRANSACTIONS

Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

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
Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank until April 1, 2023. Following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A., FCA Bank (which was renamed CA Auto Bank) is now fully owned by Crédit Agricole Consumer Finance S.A. and is no longer a related party of Ferrari.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2023			2022			2021
	Net revenues	Costs(1)	Financial expenses, net	Net revenues	Costs(1)	Financial expenses, net	Net revenues	Costs(1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	50,391	2,091	—	78,946	2,989	—	119,083	2,428	—
FCA US LLC	—	6,803	—	14	14,861	—	—	18,465	—
Other Stellantis Group companies	11,489	6,280	1,032	10,953	5,950	2,696	11,799	6,238	2,103
Total Stellantis Group companies	61,880	15,174	1,032	89,913	23,800	2,696	130,882	27,131	2,103
Exor Group companies (excluding the Stellantis Group)	281	1,615	3	282	1,611	—	281	1,014	1
Other related parties	2,237	15,000	—	3,088	14,121	1	795	15,143	2
Total transactions with related parties	64,398	31,789	1,035	93,283	39,532	2,697	131,958	43,288	2,106

Total for the Group	5,970,146	3,477,355	15,015	5,095,254	3,098,475	49,616	4,270,894	2,434,198	33,257
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.
Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2023				2022
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	19,681	3,696	—	—	17,458	4,806	—	2,246
FCA US LLC	11	771	—	—	10	4,637	—	—
Other Stellantis Group companies	588	1,858	6	704	700	1,978	111	1,063
Total Stellantis Group companies	20,280	6,325	6	704	18,168	11,421	111	3,309
Exor Group companies (excluding the Stellantis Group)	—	392	214	218	343	418	68	73
Other related parties	118	2,726	—	51	673	3,341	499	504
Total transactions with related parties	20,398	9,443	220	973	19,184	15,180	678	3,886

Total for the Group	261,380	930,560	130,228	1,022,967	232,414	902,968	153,183	952,025
At December 31, 2023 there were no financial assets or financial liabilities with related parties (current financial receivables of €4,364 thousand and other financial payables of €429 thousand at December 31, 2022).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Emoluments to Directors and Key Management
The fees of the Directors of Ferrari N.V. are as follows:

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Directors of Ferrari N.V.	9,791	7,660	6,668
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2023 was €9,791 thousand (€7,660 thousand in 2022 and €6,668 thousand in 2021), inclusive of the following:

•€6,688 thousand for salary and other short-term benefits, including short-term incentives (€5,650 thousand in 2022 and €5,445 thousand in 2021);
•€230 thousand for pension benefits (€230 thousand in 2022 and there were no pension benefits in 2021), and
•€2,873 thousand for share-based compensation awarded under the Company’s equity incentive plans and other share-based payments, (€1,780 thousand in 2022 and €1,223 thousand in 2021). See Note 21 “Share-based compensation” for additional information related to the Company’s equity incentive plans. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2023, 2022 and 2021.
The aggregate compensation for members of the FLT (excluding the CEO) in 2023 was €39,131 thousand (€33,935 thousand in 2022 and €18,728 thousand in 2021), inclusive of the following:

•€34,107 thousand for salary and other short-term benefits, including short-term incentives (€28,084 thousand in 2022 and €14,088 thousand in 2021);
•€4,479 thousand for share-based compensation awarded under the Company’s equity incentive plans (€5,176 thousand in 2022 and €4,241 thousand in 2021); and
•€545 thousand for pension contributions (€675 thousand in 2022 and €399 thousand in 2021).

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

Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2023 were as follows:

	At December 31, 2023
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	24,071	9,031	3,000	—	36,102

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Lease agreements

For information relating to future aggregate minimum lease payments under lease contracts, which primarily relate to the lease of stores and industrial buildings, see Note 24 “Debt—Contractual undiscounted cash flows”.

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
•credit risk, arising from normal commercial relations with dealers, sponsors, licensees and final clients, as well as the Group’s financing activities.
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

Information on foreign currency exchange rate risk

The Group is exposed to risks resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2023, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 60 percent of the Group’s net revenues (65 percent in 2022 and 58 percent in 2021).
•The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2023, the value of commercial activities exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 57 percent (52 percent in 2022 and 51 percent in 2021) of the total currency risk from commercial activities. In 2023 the commercial activities exposed to the Euro/Chinese Renminbi exchange rate and the Euro/Japanese Yen exchange rate exceeded 10 percent (in 2022 and 2021 the Euro/Japanese Yen exchange rate and the Euro/Pound Sterling exchange rate exceeded 10 percent) of the total currency risk from commercial activities. Other significant exposures included the exchange rate between the Euro and the following currencies: Pound Sterling, Swiss Franc, Australian Dollar and Canadian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activities in 2023, 2022 and 2021 (apart from Pound Sterling in 2022 and 2021).
•Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, Japan, China, and Australia. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as translated into Euro.
•The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/(losses) from currency translation differences.

Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the consolidated income statement within financial income or financial expenses or as cost of sales for charges arising from financial services companies.

It is the Group’s policy to use derivative financial instruments (primarily forward currency contracts and currency options) to hedge up to 90 percent of the principal exposures to foreign currency transaction exchange risk, typically for a period of up to twelve months.

The Group monitors its principal exposure to foreign currency translation exchange risk, although the Group did not engage in any specific hedging activities in relation to translation exchange risk for the periods presented.

The impact of foreign currency exchange rate differences recorded within financial income or financial expenses for the year ended December 31, 2023, including the costs of hedging foreign currency exchange rate risk, amounted to net losses of €20,197 thousand (net losses of €25,923 thousand and €11,407 thousand for the years ended December 31, 2022 and 2021, respectively).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All of the Group’s financial services activities are conducted in the functional currencies of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities was zero in all periods presented.

Except as noted above, there have been no substantial changes in 2023 in the nature or structure of exposure to foreign currency exchange rate risks or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2023 to hedge against foreign currency exchange rate risks, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €191,355 thousand (€174,550 thousand at December 31, 2022). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

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

The Group’s most significant floating rate financial assets at December 31, 2023 were cash and cash equivalents and certain receivables from client financing activities, while 58 percent of the Group’s gross debt bears floating rates of interest (42 percent at December 31, 2022). At December 31, 2023, an increase of 25 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €565 thousand on an annual basis (a decrease of €303 thousand at December 31, 2022 for a decrease of 10 basis points in interest rates). The analysis is based on the assumption that floating rate financial assets and debt which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

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

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds readily available. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. The Group has established various policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:
•centralizing liquidity management through the use of cash pooling arrangements
•maintaining a conservative level of available liquidity
•obtaining adequate credit lines and diversifying sources of funding

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•maintaining a portfolio of high-quality liquid assets
•monitoring future liquidity requirements on the basis of business planning
Intercompany financing between Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms.

Details on the maturity profile of the Group’s financial assets and liabilities and on the structure of derivative financial instruments are provided in Notes 19 and 24. Details of the repayment of derivative financial instruments are provided in Note 19.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has secured available undrawn committed credit lines, which amounted to €600 million and €669 million at December 31, 2023 and 2022 respectively.

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

The maximum credit risk to which the Group is theoretically exposed at December 31, 2023 is represented by the carrying amounts of the financial assets presented in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

Dealers, clients and, in general, Ferrari’s business partners are subject to a specific evaluation of their creditworthiness. Additionally, it is Group practice to obtain financial guarantees against risks associated with credit granted for the purchase of cars and parts, as well as certain sponsorships and licensees. These guarantees are further strengthened, where possible, by retaining title on cars subject to financing agreements.

Credit positions of material significance are evaluated on an individual basis. Where objective evidence exists that they are uncollectible, in whole or in part, specific write-downs are recognized. The amount of the write-down is based on an estimate of the recoverable cash flows, the timing of those cash flows, the cost of recovery and the fair value of any guarantees received.

Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees. Receivables from financing activities amounting to €1,451,158 thousand at December 31, 2023 (€1,399,997 thousand at December 31, 2022) are shown net of the allowance for doubtful accounts amounting to €11,165 thousand (€9,950 thousand at December 31, 2022). After considering the allowance for doubtful accounts, €82,029 thousand of receivables were overdue (€62,779 thousand at December 31, 2022). Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Trade receivables amounting to €261,380 thousand at December 31, 2023 (€232,414 thousand at December 31, 2022) are shown net of the allowance for doubtful accounts amounting to €25,418 thousand (€25,800 thousand at December 31, 2022). After considering the allowance for doubtful accounts, €35,935 thousand of receivables were overdue (€45,657 thousand at December 31, 2022).

The Group’s cash and cash equivalents are held on bank and deposit accounts with primary financial institutions and highly rated money market funds. It is the Ferrari Group’s policy to continuously monitor counterparty risk and limit concentration of bank and deposit accounts to a maximum of 25% of the total with a single financial counterpart. With specific reference to Money Market Funds, instead, the invested amounts in any specific fund must not exceed 10% of the par

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
value of such. The Group considers its credit risk with respect to its cash and cash equivalents to be low considering that they are held with primary financial institutions and the maximum exposure with any one counterparty is limited.

Cash flow forecasting is performed by the Group on a recurring basis. The Group monitors a rolling forecast of its liquidity requirements to ensure that there is sufficient cash to meet operational needs and maintain adequate headroom. Cash held by the businesses over and above balances required for working capital management is loaned to the Group’centralized treasury department. Cash is invested in instant-access current accounts, short-term deposits and money market funds, choosing instruments with appropriate maturities to provide adequate headroom as determined by cash forecasts. In accordance to Group liquidity risk management policy, the Group controls counterparties’ credit risk and credit limit utilization. It adopts a conservative approach to the investment of its cash which is deposited with financial institutions with high credit standing.

The following table presents information relating to the short term credit rating of the Group’s cash and cash equivalents:

	At December 31,
	2023	2022
P-1 / A-1 / Aaa-mf / AAAm (1)	6%	1%
P-2 / A-2	92%	98%
P-3 / A-3 / Not rated	2%	1%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

31. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the years ended December 31, 2023 and 2021, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari’s participation in the Formula 1 World Championship.

	For the years ended December 31,
	2023	2022	2021
	(€ thousand)
Italy	442,760	379,898	409,992
Rest of EMEA	2,428,783	2,045,888	1,869,864
of which UK	625,930	536,280	457,060
of which Germany	493,930	430,380	367,087
Americas (1)	1,762,530	1,407,790	1,097,904
of which United States of America	1,535,772	1,198,834	930,316
Mainland China, Hong Kong and Taiwan	583,760	621,407	332,971
of which Mainland China	479,882	533,724	249,275
Rest of APAC (2)	752,313	640,271	560,163
Total net revenues	5,970,146	5,095,254	4,270,894
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Revenues in the Netherlands, the Company’s country of domicile, for the years ended December 31, 2023, 2022 and 2021 amounted to €68,605 thousand, €56,748 thousand and €41,892 thousand, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2023			2022
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,532,516	785,182	1,419,447	1,418,846	785,182	1,307,127
Rest of EMEA	5,388	—	—	4,830	—	—
Americas (1)	29,701	—	—	27,233	—	—
Mainland China, Hong Kong and Taiwan	3,100	—	—	4,598	—	—
Rest of APAC (2)	4,495	—	252	2,318	—	261
Total	1,575,200	785,182	1,419,699	1,457,825	785,182	1,307,388
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32. CASH AND CASH EQUIVALENTS AND NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
The following table presents cash and cash equivalents:

	At December 31,
	2023	2022
	(€ thousand)
Cash and bank balances	1,121,981	1,388,901
Cash and cash equivalents	1,121,981	1,388,901
At December 31, 2023, cash and cash equivalents included €50,000 thousand relating to a time deposit held with a recognized international financial institution, which originated in November 2023 and matures in February 2024 and an investment in money market funds of €50,069 thousand with an AAAm rating. At December 31, 2022, cash and cash equivalents included €100,000 thousand relating to a time deposit held with a recognized international financial institution, which originated in December 2022 and matured in March 2023. At both December 31, 2023 and 2022, the remaining cash and bank balances were held in bank current accounts.
At December 31, 2023, 80 percent of our cash and cash equivalents were denominated in Euro (at December 31, 2022, 85 percent). The Group’s cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone.
The following table sets forth an analysis of the currencies in which the Group’s cash and cash equivalents were denominated at December 31, 2023 and 2022.

	At December 31,
	2023	2022
	(€ thousand)
Euro	894,509	1,181,354
U.S. Dollar	96,663	70,261
Chinese Yuan	80,716	95,835
Pound Sterling	19,706	9,453
Other currencies	30,387	31,998
Total	1,121,981	1,388,901
Cash held in some countries may be subject to transfer restrictions. In particular, cash held in China (including in currencies other than the Chinese Yuan), which amounted to €81,337 thousand at December 31, 2023 (€96,726 thousand at December 31, 2022), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet its liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €31,820 thousand at December 31, 2023 (€44,085 thousand at December 31, 2022).

For information relating to the credit risk with respect to cash and cash equivalents, see note 30 “Qualitative and Quantitative Information on Financial Risks”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily includes equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows relating to debt, see Note 24 “Debt”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 22, 2024, which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following matters:
Under the common share repurchase program, from January 1, 2024 to February 16, 2024 the Company purchased an additional 187,642 common shares for total consideration of €60.9 million. At February 16, 2024, the Company held in treasury an aggregate of 13,693,051 common shares.
On February 22, 2024, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the
Company declare a dividend of €2.443 per common share, totaling approximately €440 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 17, 2024.

Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 (File No. 333-205804))
2.1	Description of Securities registered under Section 12 of the Exchange Act
4.2	Ferrari N.V. 2021-2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-256321) filed with the SEC on May 20, 2021)
4.3	Ferrari N.V. 2022-2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-265049) filed with the SEC on May 18, 2022)
4.4	Ferrari N.V. 2023-2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-271992) filed with the SEC on May 17, 2023)
8.1	List of subsidiaries of the registrant
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23.1	Consent of Independent Registered Public Accounting Firm (EY S.p.A.)
23.2	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche S.p.A.)
97.1	Ferrari Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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

Dividend Policy

Subject to the approval by the Shareholders at the 2024 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 2.433 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 440 million.

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

Principal Accountant Fees and Services
Deloitte & Touche S.p.A., the member firms of Deloitte and their respective affiliates (collectively, the “Deloitte Entities”) served as our independent registered public accounting firm for the year ended December 31, 2023. EY S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) served as our independent registered public accounting firm for the years ended December 31, 2022. We incurred the following fees for professional services that for the years ended December 31, 2023 and 2022 referred to the Deloitte Entities and the Ernst & Young Entities, respectively:

	For the years ended December 31,
	2023	2022
	(€ thousands)
Audit fees	1,254	1,280
Tax fees	9	—
Audit-related fees	265	278
All other fees	60	375
Total	1,588	1,933

“Audit fees” are the aggregate fees earned by the Principal Accountant Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by the Principal Accountant for professional services rendered for tax compliance activities. “Audit-related fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. This category comprises fees for agreed-upon procedures engagements and other attestation services subject to regulatory requirements. “All other fees” are fees earned by the Principal Accountant for non-audit services rendered in connection with market research and benchmarking analyses.

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

Change in Registrant’s Certifying Accountant

The disclosure called for by this section was previously reported in our annual report for the year ended on December 31, 2022.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
A multi-year share repurchase program of up to Euro 1.5 billion executed between 2019 and 2022 was announced by the Company at the 2018 Capital Markets Day. Completing in May 2022, this program consisted of six tranches of common shares repurchases, in addition to purchases in relation to the Sell-to-Cover program, and reached a total amount of Euro 960 million.

A new multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026 was announced by the Company at the Capital Markets Day held on June 16, 2022 and replaced the previous share repurchase program.

On June 30, 2022, Ferrari announced the launch of a first tranche of up to Euro 150 million in common share repurchases (the “First Tranche of Second Program”) under the abovementioned new multi-year share repurchase program. The First Tranche of Second Program started on July 1, 2022 and was completed on November 30, 2022.

On December 1, 2022, Ferrari announced the launch of a second tranche of up to Euro 200 million in common share repurchases (the “Second Tranche of Second Program”) under the abovementioned new multi-year repurchase program. The Second Tranche of Second Program started on December 2, 2022 and was completed on June 26, 2023.

On June 30, 2023 Ferrari announced the launch of a third tranche of up to Euro 200 million in common share repurchases (the “Third Tranche of Second Program”) under the abovementioned new multi-year repurchase program. The Third Tranche of Second Program started on July 3, 2023 and was completed on October 20, 2023.

On November 7, 2023, Ferrari announced the launch of a fourth tranche of up to Euro 350 million in common share repurchases (the “Fourth Tranche of Second Program”). The Fourth Tranche of Second Program started on November 8, 2023 and is expected to end no later than June 26, 2024.

The First Tranche of Second Program and the Second Tranche of Second Program implemented the resolutions adopted by the Shareholders’ Meeting (held on April 13, 2022), the Third Tranche and the Fourth Tranche of the Second Program implemented the resolutions adopted by the Shareholders’ Meeting held on April 14, 2023. Both resolutions were duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting, with the repurchase authority granted in the 2023 meeting currently set to expire on October 13, 2024 unless extended or renewed before such date.

As of December 31, 2023, Ferrari’s common shares held in treasury amounted to 13,505,409 and special voting shares held in treasury amounted to 16,240.

The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2023, which were made under the Second Tranche, the Third Tranche and the Fourth Tranche under the aforementioned second multi-year share repurchase program announced on June 16, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2023	123,760	217.7809	123,760	1,793,561,585
Feb 1 to Feb 28, 2023	103,171	245.0181	103,171	1,768,292,913
March 1 to March 31, 2023	144,915	247.5868	144,915	1,732,434,329
April 1 to April 30, 2023	85,321	252.6258	85,321	1,710,878,441
May 1 to May 31, 2023	142,500	268.5634	142,500	1,672,639,164
June 1 to June 30, 2023	81,201	278.8770	81,201	1,649,977,101
July 1 to July 31, 2023	264,792	290.1469	264,792	1,573,107,328
Aug 1 to Aug 31, 202	71,951	290.2921	71,951	1,552,274,113
Sept 1 to Sept 30, 2023	347,936	278.8622	347,936	1,455,129,571
Oct 1 to Oct 31, 2023	17,957	286.9733	17,957	1,449,977,595
Nov 1 to Nov 30, 2023	113,971	328.5944	113,971	1,412,489,170
Dec 1 to Dec 31, 2023	132,696	331.5859	132,696	1,368,593,637
Total	1,630,171	277.1061	1,630,171
_______________________________
(1)Repurchases made under the Second, Third and Fourth Tranche of the abovementioned second multi-year share repurchase program announced at the Capital Markets Day held on June 16, 2022. The Second Tranche was completed on June 26, 2023, the Third Tranche was completed on October 20, 2023. The Fourth Tranche of Second Program commenced on November 8, 2023.
(2)Share repurchases made on the NYSE have been converted into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.
.

In addition to the above, in the context of the Group’s employee equity incentive plans:

•on March 15, 2023 the Company assigned a total of 80,305 common shares, previously held in treasury, to certain employees of the Group. On the same day, Ferrari purchased, in a “cross order” transaction executed on the Euronext Milan, a total of 34,671 common shares from a group of those employees in order to cover such individuals’ taxable income in line with market practice (Sell to Cover) at the average price of Euro 243.6708 per share.

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

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of the taxation of a passive foreign income company ("PFIC") below, a U.S. holder must include in its gross income the gross amount of any dividend paid by Ferrari to the extent of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends will be taxed as ordinary income to the extent that they are paid out of Ferrari’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder by certain “qualified foreign corporations” that constitute qualified dividend income may be taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the U.S. holder meets other holding period and tax treaty eligibility requirements.

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

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income, unless such corporation has less than 10 percent of applicable earnings and profits attributable to sources within the U.S. In certain circumstances, U.S. holders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. holder’s ability to use foreign tax credits. Ferrari does not believe that it is 50 percent or more owned by U.S. persons. In addition, Ferrari believes that its earnings and profits attributable to sources within the U.S. will not exceed 10 percent of applicable earnings and profits. However, these conclusions are factual determinations and are subject to change; no assurance can therefore be given that Ferrari may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code or that less than 10 percent of Ferrari’s earnings and profits will be attributable to sources within the U.S. U.S. holders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains

Subject to the discussion of PFIC taxation and expected tax consequences of the Separation below, a U.S. holder that sells or otherwise disposes of its Ferrari common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a noncorporate U.S. holder may be taxed at preferential rates where the property is held for more than one year. For foreign tax credit limitation purposes, the source of such income will be U.S. source. The deduction of capital losses is subject to limitations.

Nonresident alien individual(s) present in the United States for a period or periods aggregating 183 days or more during the taxable year may be subject to U.S. income taxation upon the disposition of capital property.

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

Receipt of special voting shares

If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution”. If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could asserts that the value of the special voting shares (and thus the amount of the distribution) as determined by Ferrari is incorrect.

Ownership of special voting shares

Ferrari believes that U.S. holders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution”. Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Ferrari believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. holders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. holder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Ferrari therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. holders of special voting shares other than a U.S. holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Ferrari’s determination is not binding on the IRS, it is possible that the IRS could disagree with Ferrari’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

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

PFIC Considerations

Ferrari believes that shares of its stock are not considered stock of a PFIC for U.S. federal income tax purposes, but this conclusion must be factually determined annually, and thus is subject to change. The PFIC regime of taxation is onerous and complex, and can be mitigated through certain through U.S. tax elections. However, because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election(s) effective.

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

As discussed in greater detail below, if shares of Ferrari stock were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of shares of Ferrari stock would not be treated as capital gain. Rather, a U.S. holder would be treated as if such U.S. holder had realized such gain and certain “excess distributions” ratably over the U.S. holder’s holding period for its shares of Ferrari stock, and such gain would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. holder’s shares of Ferrari stock would be treated as stock in a PFIC if Ferrari were a PFIC at any time during such U.S. holder’s holding period in the shares. Dividends received from Ferrari would not be eligible for the special tax rates applicable to qualified dividend income if Ferrari were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. holder held shares of Ferrari stock in such year) but instead would be taxable at rates applicable to ordinary income.
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

Law No. 111 of August 9, 2023 delegated the Italian Government to enact, within the next twenty-four months, one or more legislative decrees to reform the Italian tax system (the “Tax Reform”). According to this Law, the Tax Reform could significantly change the taxation of financial income and capital gains and introduce several amendments in the Italian tax system at different levels. The precise nature, extent, and impact of these amendments cannot be quantified or foreseen with any certainty at this stage. Therefore, the information provided in this Prospectus may not reflect the future tax framework.

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
•“Finance Act 2024”: Law No. 213 of December 30, 2023;
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

Under the Finance Act 2024, for CGT purposes only, Italian individuals may increase the tax basis of the shares in Ferrari held on January 1, 2024 up to their fair market value by paying a 16 percent substitute tax on such fair market value by June 30, 2024 (either in full or the first of three instalments). For these purposes, the fair market value is the simple average trading price of the Ferrari shares in December 2023.
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

Italian resident non-business entities referred to in Article 73(1)(c) CITA (holding the Ferrari shares outside the scope of a business activity) and Italian non-business partnerships as referred to in Article 5 CITA may also elect for the temporary tax basis step-up regime enacted by the Finance Act 2024 in relation to Ferrari shares held on January 1, 2024 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above).
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
    QUALIFIED HOLDINGS. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ferrari common shares in connection with a business activity. However,

a.under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List. In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable;
b.under Article 1 (59) of Finance Act 2024, capital gains realized on the common shares in Ferrari by companies or entities that are resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List are 95 percent exempt provided that the conditions under a. and b. of subparagraph (A)(iii) above are met.

Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy and that may be exposed to Italian source taxation on capital gains may also consider electing for the temporary tax basis step-up regime enacted by the Finance Act 2024 in relation to Ferrari shares held on January 1, 2024 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above).

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

Wealth Tax on Financial Products Held Abroad

Under Article 19 of Decree No. 201 of December 6, 2011, individuals, non-business entities and non-business partnerships resident for tax purposes in Italy, which hold certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20 percent (the rate is 0.40 percent if the financial products are held in one of the States or territories included in the Italian Ministerial Decree May 4, 1999). The wealth tax applies on the market value at the end of the relevant year or - in the lack thereof - on the nominal value or the redemption value of such financial products held outside of Italian territory. The wealth tax cannot exceed €14,000 per year for investors other than individuals.

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

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not Applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not Applicable
	C. Reasons for the Offer and Use of Proceeds	Not Applicable
	D. Risk Factors	Risk Factors	13
Item 4.	Information on the Company
	A. History and Development of the Company	Overview — History of the Company	38
	B. Business Overview	Overview	37
		Industry Overview	39
		Overview of Our Business	43
	C. Organizational Structure	Note 3 “Scope of consolidation” to the Consolidated Financial Statements	229
	D. Property, Plants and Equipment	Overview of Our Business — Properties	67
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	Overview	37
		Financial Overview	78
	A. Operating Results	Results of Operations	84
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	91
	C. Research and Development, Patents and Licenses, etc.	Financial Overview — Trends, Uncertainties and Opportunities — Research, Development and Product Lifecycle	78
		Financial Overview — Result of Operations — Research and development costs	84
	D. Trend Information	Financial Overview — Trends, Uncertainties and Opportunities	78
	E. Critical Accounting Estimates	Note 2 “Material Accounting Policies — Use of estimates” to the Consolidated Financial Statements	226
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Corporate Governance — Board of Directors	110
		Corporate Governance — Ferrari Leadership Team	141
	B. Compensation	Remuneration of Directors	174
		Note 28 “Related party transactions — Emoluments to Directors and Key Management” to the Consolidated Financial Statements	270
	C. Board Practices	The Audit Committee	120
		The Compensation Committee	120
		The ESG Committee	121
	D. Employees	Overview of Our Business — Employees	68

Item	Section	Cross Reference	Page
	E. Share Ownership	Share Ownership	119
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	107
	B. Related Party Transactions	Note 28 “Related party transactions” to the Consolidated Financial Statements	270
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	201
		Financial Overview	78
		Note 23 “Provisions” to the Consolidated Financial Statements	262
		Dividend Policy	283
	B. Significant Changes	Note on Presentation	8
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Offer and Listing Details	283
	B. Plan of Distribution	Not applicable
	C. Markets	Offer and Listing Details	283
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Memorandum and Articles of Association	117
	C. Material Contracts	Remuneration of Directors	174
	D. Exchange Controls	Exchange Controls	155
	E. Taxation	Taxation	286
	F. Dividends and Paying Agents	Not applicable
	G. Statements By Experts	Not applicable
	H. Documents on Display	Documents on Display	6
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements	273
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Not applicable
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None

Item	Section	Cross Reference	Page
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	198
Item 16A.	Audit Committee Financial Expert	The Audit Committee	120
Item 16B.	Code of Ethics	Code of Conduct	146
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	283
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	284
Item 16F.	Change in the Registrant’s Certifying Accountant	Change in Registrant’s Certifying Accountant	284
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standards	152
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Item 16K.	Cybersecurity	Cybersecurity	147
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	201
Item 18.	Financial Statements	Consolidated Financial Statements	201
Item 19.	Exhibits	Exhibits	282

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 22, 2024