Form 20-F
period 2024-12-31
Ferrari N.V.
filed 2025-02-21
CIK 1648416

Ferrari N.V.
2024 ANNUAL REPORT AND FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
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

Antonio Picca Piccon
Tel. No.: +39 0536 949111
Facsimile No.: +39 0536 241494
Via Abetone Inferiore n. 4 I-41053 Maranello (MO) Italy
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (par value of €0.01 each)	RACE	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 179,044,331 common shares, par value €0.01 per share, and 63,332,873 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Introduction

About this report

This document, referred to hereafter as the “Annual Report and Form 20-F” or “Annual Report”, constitutes both the statutory annual report in accordance with Dutch legal requirements (“AFM Annual Report”) and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the United States (“U.S.”) Securities Exchange Act of 1934, of Ferrari N.V. for the year ended December 31, 2024, except as noted below.

For the cross-references of the contents of this document to the Form 20-F requirements please refer to the “Form 20-F Cross Reference” section included elsewhere in this document.

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
•Corporate Governance — Differences between Dutch Corporate Governance Practices and NYSE Listing Standards;
•Report of Independent Registered Public Accounting Firm in respect of Internal Control over Financial Reporting for the SEC filing;
•Report of Independent Registered Public Accounting Firm in respect of the PCAOB audits of the financial statements for the SEC filing;
•Exhibits;
•Form 20-F Cross Reference; and
•Signatures.

This Annual Report and the exhibits hereto are filed with the U.S. Securities and Exchange Commission (“SEC”) and unless otherwise stated, all references in this document to “Form 20-F” refer to the SEC filing. The following sections have been removed for our Form 20-F filing with the SEC:

•Letter from the Chairman and the Chief Executive Officer;
•2025 Outlook;
•Corporate Governance — Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers;
•Corporate Governance — Responsibilities in respect to the Annual Report;
•Sustainability Statement;
•Controls and procedures — Statement by the Board of Directors;
•Company Financial Statements;
•Other Information — Additional Information for Netherlands Corporate Governance; and
•Independent auditor’s report — Report on the audit of the financial statements included in the Annual Report in respect of the AFM filing.

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

This document is a PDF copy of the Annual Report of Ferrari N.V. at and for the year ended December 31, 2024 and is not presented in the ESEF-format as specified in the Regulatory Technical Standards on ESEF (Delegated Regulation (EU) 2019/815). The official Annual Report of Ferrari N.V. in ESEF single reporting package, as filed with the AFM, is available on Ferrari’s website.

Certain Defined Terms and Note on Presentation

Certain Defined Terms

In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries as the context may require. References to “Ferrari N.V.” refer to the registrant.

Note on Presentation

This Annual Report includes the consolidated financial statements of Ferrari N.V. at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS Accounting Standards as adopted by the European Union (throughout this document references to IFRS Accounting Standards refer to both IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union, unless specified otherwise). There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

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

Except as otherwise disclosed within this Annual Report, no significant change has occurred since the date of the Consolidated Financial Statements.

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
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our low volume and controlled growth strategy, while increasing our presence in growth market countries;
•changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation, as well as trading policies and tariffs;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community;
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
•our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks;
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

We also support our brand value by promoting a strong connection to our company and our brand among the community of Ferrari enthusiasts. We focus relentlessly on strengthening this connection by rewarding our most loyal clients through a range of initiatives, such as driving events and client activities worldwide and, most importantly, by providing our most loyal and active clients with preferential access to our newest, most exclusive and highest value cars. As a result, in 2024, we sold approximately 81% of our new cars to existing Ferrari clients and 48% to clients being current owners of more than one Ferrari, which reinforces the demand for our cars and the image of luxury and exclusivity inherent in our brand.

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

All of the above is strictly linked to our values:

•INDIVIDUAL AND TEAM: Our talented individuals are our greatest resource. However, they can only pursue the extraordinary by working together as a team. By fostering integrity, excellence and generosity, we give each of our people the possibility to express their own full potential - and to be part of something greater.
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
•a safe and environmentally conscious workplace including excellent working conditions and the utmost respect for human rights;
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

Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the success of our racing teams, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. For example, the expansion of hybrid engine and electric engine technology into our product portfolio may impact the overall driver experience compared to the combustion engine cars of our historical models, and the long term response of our clients to these new technologies, particularly with respect to fully electric models, remains unknown. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

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

In addition, given the popularity, competitiveness and demographic penetration of social media, Ferrari must maintain a presence on the principal established and emerging social media platforms. If we cannot cost effectively use these marketing tools, if we fail to promote our products and services efficiently and effectively or to properly comply with the applicable laws and regulations, or if our social media campaigns attract negative media attention or customer feedback, the value of our brand may be negatively impacted, as well as our results of operations. The popularity and reach of social media and other online platforms has also made it increasingly easier for individuals and groups to communicate and share opinions and views. Any negative or adverse publicity about us, whether or not truthful, could rapidly disseminate and harm customer and community perceptions as well as confidence in our brand and ultimately impact our business, results of operations and financial condition.

If we are not able to attract and retain qualified personnel, we may not be able to maintain our competitive position or implement our business strategy.

Our success depends, in part, on our continuing ability to attract, recruit, develop and retain qualified talent, as well as maintaining the right balance between internal resources and qualified suppliers to ensure flexibility in our business operations and the availability of the skills and expertise required. Failure to do so effectively would adversely affect our business. Competition to attract talented employees is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience. In addition, we may not succeed in instilling our corporate culture and values in our personnel and we may not be able to attract, assimilate, develop or retain qualified personnel in the future. Failure to do so could adversely affect our business, including our ability to execute our global business strategy.

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

Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, in the next few years we expect that luxury performance cars will increasingly transition to hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. We are also investing in connectivity, which requires significant investments in research and development; we expect that the future generation of cars will feature a higher degree of connectivity for purposes of infotainment, safety and regulatory compliance. These in-car features may also in the near-to-medium term be driven by advances in artificial intelligence (or AI) which may need to be sourced externally and integrated into the car technology.

Developing or acquiring and applying new automotive technologies is costly, and may become even more costly in the future as available technology advances and competition in the industry increases. If our research and development efforts do not lead to improvements in car performance relative to our competitors, or if we are required to spend more to achieve comparable results, the sales of our cars or our profitability may suffer.

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

Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we will need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. Through the Ferrari Design Centre, our in-house design team, we devote great efforts to the design of our cars. The design of our electric cars and, more generally, of our future models with increased connectivity features will depart from past designs in appearance and functionality, thereby requiring new skills and presenting new challenges. If the design of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.

The introduction of electric technology in our cars is costly and its long-term success is uncertain.

We are gradually introducing electric technology in our cars and we currently plan to launch the first full electric Ferrari in the fourth quarter of 2025. In accordance with our strategy, we believe electric technology, together with hybrid and other advanced technologies, will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent car purchasers whom we are increasingly targeting, while helping us meet increasingly stricter emissions requirements.

The integration of electric technology more broadly into our car portfolio over time may present challenges and costs. Although we expect to continue pricing our cars appropriately to recoup the investments and expenditures we are making to integrate electric and other advanced technologies into our cars, we cannot be certain that these expenditures will be fully recovered or that they will be recovered with our desired margins. In addition, this transformation of our car technology may create risks and uncertainties with respect to the impact on driver experience and the potential obsolescence of core components which in turn may affect the residual value of our cars over time. Other manufacturers of luxury sports cars may be more successful in implementing electric technology. In the long-term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience for the foreseeable future, hybrid and pure electric cars may become the prevalent technology for performance sports cars. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer”.

Because electric technology is a core component of our strategy, and in the medium term we plan to increase the portion of our shipments that feature vehicles with electric technology, if the introduction of electric cars proves too costly or is unsuccessful in the market, our business and results of operations could be materially adversely affected.

New or changing laws, regulations or policies of governmental organizations regarding, among other things, increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, vehicle safety, or connectivity requirements may have a significant effect on our costs of operation and/or how we do business.
We are subject throughout the world to comprehensive and constantly evolving laws, regulations and policies. We expect the extent of the legal and regulatory requirements affecting our business and our costs of compliance to continue to increase significantly in the future. Failure to comply with applicable laws and regulatory requirements, in addition to the fines it may attract, may negatively impact our business, results of operations and financial condition as well as our reputation.
In Europe and the United States, for example, significant governmental regulation is driven by environmental, fuel economy, vehicle safety, noise emission and connectivity concerns. Evolving regulatory requirements could significantly affect our product development plans and may limit the number and types of cars we sell and where we sell them, which may affect our revenue and profitability. Governmental regulations may increase the costs we incur to design, develop and produce our cars and may affect our product portfolio. Regulation may also result in a change in the character or performance characteristics of our cars, which may render them less appealing to our clients. We anticipate that the number and extent of these regulations, and their effect on our cost structure and product line-up, will increase significantly in the future.

In the United States, there has been increasing focus on emissions and pollution regulations in recent years. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. However, the recent change in the administration introduces considerable uncertainty on future changes. In April 2024, the U.S. Environmental Protection Agency (EPA) released its Multi Pollutant

Emissions Standards for Model Years 2027 and Later Light Duty and Medium Light Vehicles final rule, introducing, among other requirements, stricter emission standards (e.g., particulate matter). While several special provisions for SVMs have been retained from the initial 2023 proposal, the GHG alternative standards have been completely eliminated from the adopted rules.

In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the U.S. Environmental Protection Agency (“EPA”), and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for Small Volume Manufacturers (“SVMs”). We lost our status as an SVM for the United States National Highway Traffic Safety Administration (“NHTSA”) in 2019, because our global production exceeded 10,000 vehicles, but we have not lost our SVM status for EU CO2 regulations or for EPA GHG regulations in the United States. In 2022, 2023, and 2024 our global production exceeded 10,000 vehicles again and therefore we were no longer considered a SVM by the NHTSA for the model years 2022, 2023 and 2024. We purchased the fuel economy (“CAFE”) credits needed to fulfill our 2022 and 2023 deficits and we are currently evaluating the purchase of credits for 2024. We expect to continue to purchase credits in the coming years if required. We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve, not only in relation to volumes but also in relation to the conditions of operational independence. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we may have a substantial impact on our financial results.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for certain model years that are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). These regulations have evolved over time. In 2018, the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for certain model years if the EPA standards for those years were altered via an amendment of federal regulations and, in 2019, EPA announced a decision to withdraw California’s waiver of preemption under the Clean Air Act. In this decision, the EPA also affirmed the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9, 2022, the EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from model year 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. Therefore, in 2023, in agreement with CARB, Ferrari petitioned for SVM 2021-2025 alternative standards. In July 2024, we received official approval from CARB. It may be necessary also to increase the number of tests to be performed in order to follow the CARB specific procedures.

In relation to the safety legislation framework, in 2024, NHTSA published a new regulation on Automatic Emergency Braking Systems, requiring vehicles to be equipped with systems that alert drivers of imminent collisions and automatically apply brakes if necessary. Additionally, NHTSA published an advanced notice of proposed rulemaking as a first regulatory step to introduce a new Federal Motor Vehicle Safety Standards (“FMVSS”) regulation providing requirements for pedestrian protection. These regulatory updates will likely introduce US-specific requirements, compelling manufacturers to develop tailored design solutions. The costs of compliance associated with these and similar rulemaking may be substantial.

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

In June 2024, the European Union adopted the Artificial Intelligence Act (“AI Act”), setting harmonized rules for trustworthy AI development and use across the EU. This legislation could be particularly relevant to the automotive sector, influencing the development of self-driving technologies and advanced driver-assistance systems.

Similarly, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, as a result of progress in electric and hybrid technology. Several other regulations are also emerging to take into account the non-exhaust emissions such as brakes and tires particulate emissions and the environmental impact of the electric and hybrid vehicles components, with a particular focus on batteries and waste batteries.

In July 2024, the European Union adopted the Ecodesign for Sustainable Products Regulation (“ESPR”) setting new standards for product sustainability, ensuring that products sold in the EU are designed with environmental considerations. While Ferrari already aims to design cars with durability, recyclability, and energy efficiency, this regulation will introduce additional requirements, including the implementation of enhanced transparency measures (e.g., a digital product passport).

In the evolving regulatory landscape, we anticipate new regulations restricting or banning the use of materials critical to our production. The EU is expanding its regulatory framework for chemicals as part of its zero-pollution goal under the European Green Deal. This includes new rules to enhance the circularity of the automotive sector and extend manufacturers’ responsibility for end-of-life vehicle management. Such regulatory shifts may significantly impact material choices in our business, necessitating substantial R&D efforts. We expect these changes to lead to significantly increased costs and potential adjustments to our supply chain. Furthermore, we are observing a general fragmentation of requirements both globally and within markets (e.g., individual states in the United States), which could further complicate operational efficiency.

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

Our business depends on a significant number of suppliers that provide the raw materials, components, parts, systems, services and infrastructure we require to manufacture cars and parts and to operate our business, and some of these suppliers may face financial difficulties as a result of the ongoing transformation and challenges in the global automotive industry. We use a variety of raw materials in our business, including aluminum, and precious metals such as palladium and rhodium. We source materials from a limited number of suppliers. We cannot guarantee that we will be able to maintain access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. In addition, prices for these raw materials fluctuate and while we seek to manage this exposure, we may not be successful in mitigating these risks.

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

In the past, we have replaced certain suppliers because they failed to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. The supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, or by unexpected fluctuations in market demand and supply, such as the global shortage of semiconductors that impacted the automotive industry in particular, lastly in 2021. If any major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. The ongoing conflict between Russia and Ukraine, the recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk, in the Donbas region of Ukraine and the resulting geopolitical tensions have had a significant impact on the global economy in recent periods resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn contributed to higher inflation globally. The conflict continues and the timing of any resolution is highly uncertain. Many governments around the world, including those of the United States, the European Union and Japan, have imposed sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. These and any additional sanctions and export controls, as well as any counterresponses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, our supply chain, with negative implications on the availability and prices of raw materials, and our customers, as well as the global financial markets and financial services industry. See also “We are subject to risks related to epidemics, pandemics or other public health crises that may materially and adversely affect our business” for a discussion of widespread public health crises which may affect our supply chain directly or indirectly.

Changes in our supply chain have in the past resulted and may in the future result in increased costs and delays in car production. We have also experienced cost increases from certain suppliers in order to meet our quality targets and development timelines and because of design changes that we have made, and we may experience similar cost increases in the future. We are negotiating with existing suppliers for cost reductions, seeking new and less expensive suppliers for certain parts, and attempting to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs while maintaining a stable source of high-quality supplies, our operating results will suffer. Additionally, cost reduction efforts may disrupt our normal production processes, thereby harming the quality or volume of our production.

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

On the other hand, our current growth strategy contemplates a measured increase in shipments above current levels as we target a larger customer base and modes of use, we increase our focus on reaching a younger customer base and creating new Ferrari collectors, and our product portfolio evolves with a broader product range. We sold 13,752, 13,663 and 13,221 cars in 2024, 2023 and 2022, respectively, compared to 7,255 cars in 2014, the year before our initial public offering, and sales are expected to continue to increase gradually in line with our low volume strategy.

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

We depend on the sales of a small number of car models to generate our revenues. Our current product portfolio consists of seven Range models, three Special Series models, one strictly limited edition Icona model and our latest Supercar. Despite our expanded offering, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis compared to our competitors. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our Special Series and limited edition models (including the Icona limited editions and supercars) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars (including our Special Series and limited edition models) to sustain sales growth in the future.

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

Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our growth strategy, we broadened the range of our models to capture additional customer demand for different types of vehicles and modes of utilization. Since the start of 2023 we launched 8 new models. In addition, we are gradually but rapidly expanding the use of hybrid and electric technology in our road cars as we broaden and expand our product portfolio. In 2024, hybrid-engine cars represented 51.3 percent of our shipments, representing the majority of our shipments for the first time. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.

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

We continuously improve our international network footprint and skill set. We also plan to open additional retail stores in international markets for our lifestyle activities. We do not yet have significant experience directly operating in many of these markets, and in many of them we face established competitors. Many of these countries have different operational characteristics, including but not limited to employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.

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

Global economic conditions and macro events, as well as trading policies and tariffs, may adversely affect us.

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

The luxury performance car market is generally affected by global macroeconomic conditions and many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. In 2024, the global luxury industry experienced a notable slow down which may continue in 2025. Inflation recorded in 2023 was more moderate than in 2022, and inflation levels in 2024 continued to decrease. If inflation remains elevated or increases in the future we could face further increases in the costs we incur for raw materials, utilities or services, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. Following the rise in inflation, several main central banks raised interest rates rapidly over the course of 2022 and part of 2023. While certain central banks now appear to follow a softer monetary stance, a higher cost of borrowing compared to recent historical periods may persist in the market. Such increases could impact our ability to obtain affordable financing or could make our cars less affordable to clients, which could cause consumers to delay the purchase of our cars or to purchase less expensive cars.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in Europe and in the United States; if we are unable to expand in other growth markets, a downturn in mature economies such as Europe and the United States may negatively affect our financial performance. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions create additional macroeconomic risk. In the United States, any policy to discourage imports into the United States of vehicles produced elsewhere could adversely affect our operations and the U.S. administration has announced its intention to conduct systematic reviews of existing tariffs and other trade measures and, in February 2025, has issued proclamations directing the U.S. Secretary of Commerce to broadly adjust tariffs on certain raw materials and imported goods, including cars. In 2024, the United States represented 25 percent of our shipments and 29 percent of our revenues from cars and spare parts. Following 2024 elections in the United States and Europe, and in view of upcoming global elections, there is heightened uncertainty regarding the potential imposition of tariffs and other trade barriers or protectionist industrial policies; such uncertainty may, in turn, negatively impact global trade and macroeconomic conditions and increase costs for producers and consumers. Governments may turn to trade barriers to protect their domestic industries against foreign imports, retaliate against protective trade measures imposed by other countries, or manage economic conditions such as currency deflation. It is unknown whether and to what extent other new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us, our business, financial condition and results of operations, as well as on our industry, or on the purchase ability of consumers globally. In general, the banking, economic and monetary crisis, as well as the escalating energy prices triggered by the ongoing conflict between Russia and Ukraine, as well as conflicts elsewhere in the world (including the conflict between Israel and Hamas, which has led to wider conflicts in the Middle East region and has the potential to escalate further), may reduce customers’ interest for, and financial ability to buy, luxury products. Although Mainland China, Hong Kong and Taiwan only represented 8 percent of our net revenues in 2024 and is expected to represent a limited proportion of our growth in the short term, slowing economic conditions in Mainland China, Hong Kong and Taiwan may adversely affect our revenues in that region. A significant decline in the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in growth markets may adversely affect our business”.

Additionally, sanctions and export controls which could be introduced as a result of changes in governments (such as in the United States), geopolitical tensions and conflicts could adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry. See also “We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, components, parts, systems, services or infrastructure of appropriate quality in a timely manner, our operations may be disrupted”.

We are subject to risks related to epidemics, pandemics or other public health crises that may materially and adversely affect our business.
Public health crises such as epidemics, pandemics or similar outbreaks could adversely impact our business. For instance, from 2020 to 2022, the global spread of COVID-19, including variants thereof, led to governments around the world mandating increasingly restrictive measures to contain the pandemic and caused significant disruption to the global economy, including changes in consumer spending and behavior, disruption to supply chains and financial markets, as well as restrictions on business and individual activities. This led to a global economic slowdown and a severe recession in several of the markets in which we operate, which may reverberate after all restrictions are lifted. Our operations were also profoundly disrupted, with our production suspended at our two plants for several weeks in 2020, and our suppliers and dealers were similarly affected. Governmental restrictions were lifted and partly reintroduced reflecting developments in the pandemic. Future pandemics may have similar, or worse, impacts on our operations.
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

Our continued success depends in part on our ability to originate and define products and trends in the automotive and luxury industries, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product category that we may expand or introduce will achieve sales levels sufficient to generate profits. Furthermore, this risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the automotive industry. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.

Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The market in which we sell our cars is subject to volatility in demand. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. Global economic growth slowed sharply in 2022, stabilized in 2023 and 2024, and the outlook for 2025 is uncertain. Global demand for luxury good decreased in 2024. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in downward price pressure and adversely affect our business, operating results and financial condition. The impact of a luxury market downturn may be particularly pronounced for the most expensive among our car models, which generate a more than proportionate amount of our profits, therefore exacerbating the impact on our results. In addition, these effects may have a more pronounced impact on us given our low volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.

The demand for our cars and the value of our brand depend in part on the value of our vehicles over time and the automobile collector and enthusiast community.
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events such as car shows and driving events, including those held at our headquarters in Maranello and through our dealers, as well as our Ferrari museums and our affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the profitable resale market for our automobiles which encourages interest over the long-term. The increase in the number of cars we produce relative to the number of automotive collectors and purchasers in the secondary market may adversely affect the value of our cars as collectible items and their value in the secondary market more broadly. Additionally, the shift to hybrid and electric engine models may impact the residual value of our cars if secondary purchases occur at higher discounts compared to our ICE models historically. The recent trend of our customers to increase the personalization content of our new vehicles may also adversely affect their residual value, because personalized content depreciates substantially with change of ownership. Furthermore, our focus on continuously integrating advanced technologies into our cars may increase their risk of obsolescence, both of which could adversely impact the demand for our cars and our brand image.

If there is a change in collector appetite or damage to the Ferrari brand, our ties to, and the support we receive from, this community may be diminished. Such a loss of enthusiasm for our cars from the automotive collectors’ community could adversely impact our sales and profitability and harm the perception of the Ferrari brand.

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

We have implemented many initiatives connected to our manufacturing and operating processes, including our facilities, covering Scope 1 and Scope 2 emissions. Scope 3 Cradle to Gate emissions (indirect upstream GHG emissions) consist mainly of raw materials, manufacturing equipment for road cars and inbound logistics thus the leverage to reduce emissions are mainly managed by our supply chain. If the measures we have put in place are less successful than expected, or if we are unable to assist our current and future business partners in reducing their carbon footprint or to identify and select lower carbon intensive suppliers, we could be unable to meet the expectations of different stakeholders in terms of reductions of our carbon footprint with the potential for adverse reputational impacts.

Additionally, our stakeholders, including our customers, employees, suppliers and investors, are increasingly focused on environment, social and governance (“ESG”) matters. From time to time, in alignment with our sustainability strategy, we establish and publicly announce goals and ambitions to improve our environmental performance and we have been taking deliberate actions aimed at achieving carbon neutrality by 2030. There can be no assurance that our stakeholders will agree with our sustainability strategy or will be satisfied with our actions in relation to these matters. Additionally, if we fail (or are perceived to fail) to execute our sustainability strategy or achieve our environmental goals, if our sustainability strategy or environmental goals do not meet the expectations and standards of our stakeholders, or if we improperly report our progress in the execution of our sustainability strategy or the achievement of our environmental goals, our reputation could be negatively impacted, causing our customers, employees, suppliers and investors to lose confidence in us and our brand, which could negatively impact our business, access to capital or have an adverse effect on our revenues and profitability.

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

As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our car sales may suffer. We also collect, retain and use certain personal information, including data we gather from clients for product development and marketing purposes, and data we obtain from employees. Therefore, we are subject to a variety of ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation.

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

Furthermore, the evolution of leading-edge technology (such as electric technology, connectivity, software, etc.) will require significant and continuous investments (such as new tools, skills, knowledge and training) by our dealership network to manage our new car models, including their new features and technology. If our dealers are not able to evolve and adapt their business operations to new technology requirements, our business, operating results and financial condition could be adversely affected, including our clients’ expectations to receive the highest qualified service.

We are exposed to risks in connection with product warranties as well as the provision of services.

A number of our contractual and legal requirements oblige us to provide extensive warranties to our clients, dealers and national distributors. There is a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for our guarantee and warranty risks have been set or will in the future be set too low. For example, we have recently been offering on a voluntary basis warranties on the batteries for our hybrid cars. There is also a risk that we will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to recover from suppliers or insurers.

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

Starting from 2021, new FIA Formula One financial regulations have been introduced. These provide for a cap on spending for all chassis costs and expenses (excluding, among others, the activities to enable the supply of the current power units, marketing costs, drivers’ salaries and the top three personnel at each team) and a similar cap was introduced also for the development of the power units that will be used in the 2026 season and is applicable for spending that started in 2023. The budget cap for the 2024 Formula 1 season was €148 million in relation to the development and manufacturing of the racing car chassis and €98.5 million relating to the power units that will be used in the 2026 season. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The budget cap for the 2025 season is currently in the process of being defined but is expected to be higher than in 2024. The cap on expenses affects the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources. Because Formula 1 is key to our brand marketing, the FIA spending cap may also adversely affect our ability to support our brand through renewed racing success.

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

We currently have international operations and subsidiaries in various countries and jurisdictions in Europe, North America and Asia that are subject to the legal, political, regulatory, tax and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we will continue to expand our sales, maintenance, and repair services internationally. However, such expansion requires us to make significant expenditures, including the establishment of local operating entities, hiring of local employees and establishing facilities in advance of generating any revenue. Moreover, the global reach of our operations also exposes us to risks associated with changes in tariffs or other protective trade measures. For more information regarding the risks to our business and operations posed by such measures, see “Global economic conditions and macro events, as well as trading policies and tariffs, may adversely affect us” and “We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.” Consequently, due to our global presence, we are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our cars and require significant management attention. These risks include:

•conforming our cars to various international regulatory and safety requirements where our cars are sold, or homologated;
•difficulty in establishing, staffing and managing foreign operations;
•difficulties attracting clients in new jurisdictions;
•foreign government tariffs and taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Italy;
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

Furthermore, in certain markets in which we or our dealers operate, required government approvals may limit our ability to act quickly in making decisions on our operations in those markets. Other government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control. For instance, in recent years the President of the People’s Republic of China has repeatedly signaled the government’s intention to regulate the spending patterns of individuals and families with ultra-high incomes. Resulting regulatory action or similar statements by governmental authorities may affect the social acceptability of spending on luxury goods.

Maintaining or strengthening our position in these growth markets is a component of our global growth strategy. However, initiatives from several global luxury automotive manufacturers have increased competitive pressures for luxury cars in several growth markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in pricing pressures, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our results of operations and financial condition. See also “Global economic conditions and macro events, as well as trading policies and tariffs, may adversely affect us”.

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

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies, including those relating to the Patent Box tax regime in Italy, as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. See also “We currently benefit or seek to benefit from certain special tax regimes, which may not be available in the future” and “Global economic conditions and macro events, as well as trading policies and tariffs, may adversely affect us”. The impact of any such tariffs on our operations and results is uncertain and could be significant, and we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design phase of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high performance sports cars or automobiles more generally, or any decisions by policymakers to implement taxes on luxury automobiles, could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2024, our debt was €3,352 million (which includes our financial services). See “Financial Overview—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Our current and long-term debt, of which 48 percent and 58 percent bore floating rates of interest at December 31, 2024 and 2023, respectively, requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. In 2024, the U.S. Dollar appreciated against the Euro (going from 1.1050 U.S. Dollars for 1 Euro at December 31, 2023 to 1.0389 at December 31, 2024), the Pound Sterling appreciated while the Japanese Yen remained substantially stable against the Euro over the course of the year. If the U.S. Dollar or some other currencies were to depreciate against the Euro, we expect that it would adversely impact our revenues and results of operations. Additionally, tariffs implemented by the United States could impact the strength of the U.S. Dollar and be a further contributing factor in foreign currency exchange rates fluctuations. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Financial Overview—Trends, Uncertainties and Opportunities”.

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

In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates may rise generally based on governmental monetary policies or actions of central banks, market rates for new car financing are expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. Economies around the world have recently experienced significant inflationary pressures, with inflation measures in the United States, Europe and the United Kingdom reaching levels not recorded for several decades. In response, monetary authorities have taken anti-inflationary measures including rapid increases in interest rates which are gradually transferring to market credit rates, although central bank rates have recently decreased in the United States and elsewhere. If consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may choose not to, or may not be able to, obtain financing to purchase our cars.

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

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through asset-backed financing programs. At December 31, 2024, an amount of $1,394 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Financial Overview—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our controlled or associated finance companies would become more difficult and expensive and our financial condition may therefore be adversely affected.

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

Our dealer and retail customer financing in Europe are mainly provided through Ferrari Financial Services GmbH (“FFS GmbH”), our partnership with CA Auto Bank S.p.A. (“CA Auto Bank”), which is a fully owned subsidiary of Crédit Agricole Consumer Finance S.A. (“CACF”) and was formerly FCA Bank S.p.A. (“FCA Bank”) and a joint venture between CACF and FCA Italy S.p.A. (a subsidiary of Stellantis N.V. (hereinafter also “Stellantis” and together with its subsidiaries, the “Stellantis Group”)). If we fail to maintain our partnership with CA Auto Bank, we may not be able to find a suitable alternative partner with similar resources and experience and continue to offer financing services to support the sales of Ferrari cars in key European markets, which could adversely affect our results of operations and financial condition. Following the change of control that lead to the creation of CA Auto Bank through CACF’s acquisition in April 2023 of the 50 percent ownership interest in the former FCA Bank previously owned by the Stellantis Group, in November 2024 Ferrari and CA Auto Bank, announced the renewal of their financial partnership to jointly manage FFS GmbH.

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

Exor N.V. (“Exor”) is our largest shareholder, holding approximately 24.84 percent of our outstanding common shares and approximately 36.69 percent of our voting power (as of February 6, 2025). Therefore, Exor has a significant influence over matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 6, 2025, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.56 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to approximately 15.60 percent of voting interest in us (as of February 6, 2025). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, Piero Ferrari also has influence in matters submitted to a vote of our shareholders. Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings. See “Major Shareholders—Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Trust Piero Ferrari or by Exor or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

We may have potential conflicts of interest with Stellantis and Exor and its related companies.

Questions relating to conflicts of interest may arise between us and Fiat Chrysler Automobiles N.V., our former largest shareholder, renamed Stellantis N.V., in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and Stellantis. For example, Mr. John Elkann, our Executive Chairman, is the Chairman and an executive director of Stellantis and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of Stellantis or Exor, our and Stellantis’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest. Exor holds approximately 24.84 percent of our outstanding common shares and approximately 36.69 percent of the voting power in us (as of February 6, 2025), while it holds approximately 14.90 percent of the outstanding common shares in Stellantis (based on Exor’s latest public filings available). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. Exor also owns a controlling interest in CNH Industrial N.V. and Iveco Group N.V., which were part of the former Fiat Group before being spun-off several years ago. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and Stellantis or Exor, as applicable.

Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.

The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 6, 2025, Exor had approximately 24.84 percent of our outstanding common shares and a voting interest in Ferrari of approximately 36.69 percent. As of February 6, 2025, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari held voting rights relating to approximately 10.56 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, approximately 15.60 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, summarized under “Major Shareholders—Shareholders’ Agreement”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Corporate Governance—Loyalty Voting Program”.

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

As a “foreign private issuer”, we are exempt from rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, Directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

Shares of our stock would be stock of a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, inter alia, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We are currently applying the Patent Box tax regime (Law No. 190/2014) for the period from 2020 to 2024, with the latter being the final year in which this regime is permitted. Law Decree No. 146 as amended by the 2022 Italian budget law, replaced the former Patent Box regime (which allowed taxpayers to exempt from corporate income tax (IRES) and regional income tax (IRAP) up to 50% of their income derived from the direct or indirect exploitation of intangibles) by introducing a new Patent Box regime with a 110% “super tax deduction” for research and development expenses related to eligible intangible assets registered starting from 2021. The decree provides for a specific transitional procedure between the two regimes. The amount of the related tax benefits (if any) that the Group may receive from the Patent Box or other tax regimes remains subject to uncertainty.

In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no.126/2020, which reopened the voluntary step up of tangible and intangible assets, with the application of a three-percent substitutive tax rate.

Furthermore, we currently calculate taxes due in Italy based, among other things, on certain tax breaks recognized by Italian tax regulations for R&D expenses and for the investments on manufacturing equipment.

These measures continue to mitigate the tax burden in Italy. Significant changes in regulations or interpretation might adversely affect the availability of such exemptions and result in higher tax charges. See also “Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition”.

Overview

Ferrari is among the world’s leading luxury brands, focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Our brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Our name and history and the image enjoyed by our cars are closely associated with our Formula 1 racing team, Scuderia Ferrari, the most successful racing team in the history of Formula 1. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 248 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. We are the only team which has taken part in all the editions of the Championship, racing in more than 1,000 Formula 1 Grand Prix races.

We design, engineer and produce our cars in Maranello, Italy, and sell them in over 60 markets worldwide through a network of 180 authorized dealers operating 200 points of sale as of the end of 2024.

We believe that our cars are the epitome of design, performance and driving thrills.
In 2024, we launched three new models: 12Cilindri, 12Cilindri Spider, F80.
Our current product portfolio (including cars presented in 2024, for which shipments will commence in future years) consists of:
•seven Range, models of which: (i) one V8 internal combustion engine (“ICE”) model: Roma Spider, (ii) three V12 ICE models: Purosangue, 12Cilindri and 12Cilindri Spider, (iii) two V6 hybrid models: 296 GTB and 296 GTS, and (iv) one V8 hybrid model: SF90 Spider;
•three Special Series models: 812 Competizione A, SF90 XX Stradale and SF90 XX Spider;
•one limited edition Icona model: Daytona SP3; and
•one Supercar model: F80 (unveiled in October 2024).
During the course of the year, we phased out the following models: Portofino M, SF90 Stradale, 812 GTS, 812 Competizione, Roma.
We also produce track cars and limited edition One-Off cars from time to time, as well as other strictly limited-series cars that may be for track or non-track use.
The following table presents the Group’s car shipments, net revenues, Operating profit (EBIT), net profit and net profit before income tax expense, financial (income)/expenses, net and amortization and depreciation (EBITDA) for the years ended December 31, 2024, 2023 and 2022. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP financial measures we present, see “Financial Overview—Non-GAAP Financial Measures”.

	For the years ended December 31,
	2024	2023	2022
	(Number of cars and € million)
Car shipments(1)	13,752	13,663	13,221
Net revenues	6,677	5,970	5,095
Operating profit (EBIT)	1,888	1,617	1,227
Net profit	1,526	1,257	939
EBITDA	2,555	2,279	1,773
_____________________________
(1)Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars.

Whilst broadening our product portfolio to target a larger customer base, we continue to pursue a low volume production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) Europe, Middle East and Africa (“EMEA”), (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of Asia-Pacific (“APAC”), which represented respectively 45.1 percent, 29.1 percent, 8.4 percent and 17.4 percent of units shipped in 2024. The geographic allocation of our shipments and their mix by product reflects our deliberate allocation strategy over the lifecycle of the individual models and is generally impacted by the phase-in/phase-out pace of the models, as well as the length of waiting lists and other market-specific factors and conditions, including our commercial strategy and the potential for future growth.

We focus our marketing and promotion efforts on the investments we make in our racing activities and in particular, our participation in the FIA Formula 1 World Championship with Scuderia Ferrari and the FIA World Endurance Championship with the Ferrari Endurance Team, the former being the pinnacle of motorsport and one of the most watched annual sports series in the world, with a cumulative TV audience of approximately 1.3 billion, 65 million average race weekend viewership, 20 million average digital and F1 TV viewership and 94 million social media followers (Source: 2024 Liberty Investor Meeting). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public. Beyond Formula 1, we engage in several other competitive motorsport events and in 2023 and 2024 we recorded victories in some of the world’s prominent endurance races, including the 24 Hours of Le Mans in 2023 (100th edition) and 2024.

Ferrari’s presence in the broader luxury landscape is key to ensure brand relevance across present and future generations and to amplify the cultural relevance of our brand. As one of the world’s primary luxury brands, we operate in carefully selected luxury and lifestyle categories - personal luxury goods, collectibles and experiences, the role of which is to fuel long-term growth by broadening our customer base and expanding our unique value proposition beyond our core business, while preserving the brand’s DNA, its heritage and values. See below “Overview of Our Business—Lifestyle”.

As part of our lifestyle activities, we launched our own Ferrari fashion collection with dedicated fashion shows in June 2021 and we have continued with successive showcases culminating in the latest displays in February 2024 and September 2024. We also license the Ferrari brand to a limited number of producers and retailers of luxury and lifestyle sectors, including theme parks that, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts. The world of Ferrari can also be experienced in our Ferrari Museum in Maranello and in the Enzo Ferrari Museum in Modena.

Our international network of Ferrari Stores consisted of 15 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2024, where visitors can find our fashion collection, as well as on our website.

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

Industry Overview

Within the luxury goods market, we currently define our target market for luxury performance cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 180,000 (Italian market price including VAT has been used as reference) (the “Luxury Performance Car Industry”). Historically, the growth patterns in the Luxury Performance Car Industry have followed those in the broader luxury market relatively closely. The Luxury Performance Car Industry is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.

Following the sharp recession of 2008-2009, the Luxury Performance Car Industry has been resilient to further economic downturns and stagnation in the broader economy, driven by an increase in new product launches. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Developing consumer preferences in the Asian markets, where the newly affluent are increasingly embracing western brands of luxury products, have also led to higher demand for cars in our segment, which are primarily produced by established European manufacturers. In turn, the changing demographic of customers and potential customers is driving an evolution towards luxury performance cars also suited to an urban and more frequent use. Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants to the industry, which in turn has resulted in higher sales overall in the market.

After recovering and surpassing pre-pandemic volumes in 2022, the Luxury Performance Car Industry continued to grow in 2023 with a slight slowdown in 2024. Ferrari shipments surpassed the 2019 pre-pandemic levels in 2021 (a year earlier than the Luxury Performance Car Industry), benefiting from actions implemented by the group to mitigate the impact of the COVID-19 pandemic and to maintain production capacity, and our shipments have continued to grow each year in line with our plans.

In 2023, Ferrari commenced deliveries of the Purosangue, the first four-door, four wheel-drive and four-seater Ferrari, which continued throughout 2024 and is continuing in 2025. Given this broadening of Ferrari’s car production, the reference Luxury Performance Car Industry in which Ferrari competes has been enlarged to include also high-riding four-door luxury performance cars offering more than 500 hp and priced in excess of Euro 180,000 (Italian market price including VAT as reference). This new reference market has been defined as the “Enlarged Luxury Performance Car Industry”. After recovering and surpassing pre-pandemic volumes in 2022, the Enlarged Luxury Performance Car Industry continued to grow in 2023 and 2024.

More than in other segments of the broader luxury market, in the Enlarged Luxury Performance Car Industry, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement of a new product is capable of creating and capturing its own demand from clients. The Enlarged Luxury Performance Car Industry also experienced an increased demand for personalization and digital connectivity, with several industry players introducing customized solutions to serve local markets.

In line with the characteristics of the market as noted above, one of the key elements driving the positive performance of the Enlarged Luxury Performance Car Industry in 2022, 2023 and 2024 was the renewed product offering by several competitors, despite several adverse global events like supply chain issues, rising inflation, the ongoing conflicts between Russia-Ukraine and Israel-Hamas and the slow-down in the Mainland China, Hong Kong and Taiwan region. Most of the producers in the Enlarged Luxury Performance Car Industry managed to navigate through these difficulties by adjusting their supply chain policies and by revising their pricing strategies, as well as through the aforementioned renewal of their product offerings.

Growing environmental concerns are leading to the implementation of increasingly stringent emissions regulations and an increase in demand for both hybrid and electric vehicles. Cost and limited charging infrastructure are currently limiting factors in the demand for electric vehicles, but advancements in battery technology in coming years are expected to boost sales of hybrid and electric high-performance luxury vehicles, although at a slower pace compared to mass market vehicles. The ability to combine driving experience with hybrid and electric technology will be key for the commercial success of high-performance luxury vehicles.

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
95,000
85,000
75,000
65,000
55,000
45,000
35,000
25,000
15,000
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010
Dec. 31, 2011
Dec. 31, 2012
Dec. 31, 2013
Dec. 31, 2014
Dec. 31, 2015
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021
Dec. 31, 2022
Dec. 31, 2023
Dec. 31, 2024
FERRARI
ENLARGED LUXURY PERFORMANCE CAR INDUSTRY
LUXURY PERFORMANCE CAR INDUSTRY

•Ferrari, Luxury Performance Car Industry & Enlarged Luxury Performance Car Industry data are updated to December 31, 2024. Data is based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Canada, New Zealand, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-MIT; Netherlands-VWE; Poland-CEPiK; Hungary-Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub & insurance data provided by Jato; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.
•We identify the Luxury Performance Car Industry to include all two-door luxury sports cars with power above 500 hp, and retail price above Euro 180,000 (Italian market price including VAT as reference) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Porsche and Rolls-Royce.
•With the Purosangue, Ferrari entered a new segment of four-door and four-wheel drive high performance vehicles. As a result, in addition to the Luxury Performance Car Industry historically considered, we also identified the Enlarged Luxury Performance Car Industry: a broader market segment which also includes high-riding four door luxury performance cars offering more than 500 hp and priced in excess of Euro 180,000 (Italian market price including VAT as reference), mostly sold by the same aforementioned competitors with the addition of Land Rover.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 90% of the total Ferrari shipments in 2024).

In 2024, Ferrari’s volumes in the largest 25 markets increased compared to 2023, primarily driven by the contribution from our enlarged product range.

The charts below set forth our market shares in 2024 based on volumes in our largest 25 markets by geographical area.

•In 2024, we had a market share of 23% in the Luxury Performance Car Industry, which is our historic reference market.

•In 2024, we had a market share of 14% in the Enlarged Luxury Performance Car Industry, in which also high riding four-door luxury performance cars are included.

•Ferrari, Luxury Performance Car Industry & Enlarged Luxury Performance Car Industry data are updated to December 31, 2024. Data is based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Canada, New Zealand, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-MIT; Netherlands-VWE; Poland-CEPiK; Hungary- Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub & insurance data provided by Jato; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA
•We identify the Luxury Performance Car Industry to include all two-door luxury sports cars with power above 500 hp, and retail price above Euro 180,000 (Italian market price including VAT as reference) sold by Aston Martin, Audi, Bentley, BMW, Ferrari, Ford, Honda/Acura, Lamborghini, Maserati, McLaren, Mercedes Benz, Porsche and Rolls-Royce. Ferrari is market leader in several countries, including Italy, France, Japan, Mainland China, Singapore and South Korea among others.
•With the Purosangue, Ferrari entered in a new segment of four-door and four-wheel drive high performance vehicles. As a result, in addition to the Luxury Performance Car Industry historically considered, we also identified the Enlarged Luxury Performance Car Industry: a broader market segment which also includes high-riding four-door luxury performance cars offering more than 500 hp and priced in excess of Euro 180,000 (Italian market price including VAT as reference), mostly sold by the same aforementioned competitors with the addition of Land Rover. With respect to the Enlarged perimeter, Ferrari maintains its leadership in Italy, Singapore and Japan among others.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 90% of the total Ferrari shipments in 2024).

While we monitor our market share as an indicator of our brand appeal, we do not regard market share as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a key performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing.

Competition

Competition in the Enlarged Luxury Performance Car Industry is concentrated in a limited number of producers, including both large automotive companies that own luxury brands as well as small producers exclusively focused on luxury cars, like us. Our main competitors are Lamborghini, McLaren, Aston Martin, Rolls-Royce and Bentley, as well as Porsche, Mercedes, Audi, BMW and Land Rover in certain segments of the market, and may vary based on the technical characteristics and target customer segment for each model.

Competition in the Enlarged Luxury Performance Car Industry is primarily driven by the strength of the brand and the appeal of the products in terms of performance, driving thrills, styling and innovation as well as by the manufacturers’ ability to regularly renew their product offerings to continue to stimulate customer demand.

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

Overview of Our Business

Sports Car Line-Up
In 2024, we launched three new models: 12Cilindri, 12Cilindri Spider, F80.
Our current product portfolio (including cars presented in 2024, for which shipments will commence in future years) consists of:
•seven Range, models of which: (i) one V8 internal combustion engine (“ICE”) model: Roma Spider, (ii) three V12 ICE models: Purosangue, 12Cilindri and 12Cilindri Spider, (iii) two V6 hybrid models: 296 GTB and 296 GTS, and (iv) one V8 hybrid model: SF90 Spider;
•three Special Series models: 812 Competizione A, SF90 XX Stradale and SF90 XX Spider;
•one limited edition Icona model: Daytona SP3; and
•one Supercar model: F80 (unveiled in October 2024).
During the course of the year, we phased out the following models: Portofino M, SF90 Stradale, 812 GTS, 812 Competizione, Roma.
We also produce track cars and limited edition One-Off cars from time to time, as well as other strictly limited-series cars that may be for track or non-track use.
Our diversified product offering may include different architectures (such as front-engine and mid-rear engine), engine sizes (V6, V8 and V12), technologies (natural aspirated, turbo-charged, hybrid), body styles (such as coupes, spiders, targa and 4-doors) and seats (2 seaters, 2+ seaters, 4 seaters).

We target end clients seeking high performance cars with distinctive design, state-of-the-art technology and outstanding driving dynamics to maximize driving emotions. Our broad product portfolio is designed to fulfill the strategy of “different Ferrari for different Ferraristi, different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of current and new customer segments (in terms of sportiness, comfort, on-board space and design, amongst others) and that can allow our existing clients to use a Ferrari in various moments of their lives. We believe that our clients can be divided into two main categories: on the one hand, the “Sports Car Driver”, a client looking for an elegant and understated design, who likes driving cars in a variety of locations and conditions, alone or with passengers, and who uses Ferrari for longer journeys; on the other hand, the “Pilot”, a client looking for a high performing and extreme sports car, who intends to drive cars on track and on challenging roads, and who is looking for an exciting driving experience.

We are also actively engaged in after sales activities driven, among other things, by the objective of preserving and extending the market value of the cars we sell. We believe our cars’ performance in terms of value after a period of ownership significantly exceeds that of any other brand in the luxury car segment, particularly for models whose volumes are strictly limited (e.g. Special Series, Icona, Supercars). High residual value is important to the primary market because clients, when purchasing our cars, take into account the expected resale value in assessing the overall cost of ownership. Furthermore, a higher residual value potentially lowers the cost for the owner to switch to a new model thereby supporting client loyalty and promoting repeat purchase.

The following chart shows the percentage of our unit shipments(1) by pillar(2) for the years ended December 31, 2024, 2023 and 2022:

(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars.
(2)    There were no shipments of Supercars during the period from 2022 to 2024.

The following chart shows the percentage of our unit shipments(1) by geographic market for the years ended December 31, 2024, 2023 and 2022:

(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars.

See also “Financial Overview—Trends, Uncertainties and Opportunities—Shipments”.

The following chart shows the percentage of our unit shipments(1) by engine type for the years ended December 31, 2024, 2023 and 2022:

(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars.

Range
Our Range line comprises products designed for both our Pilot and our Sports Car Driver clients.

Range models designed for Pilot clients are characterized by compact bodies, a design guided by performance and aerodynamics, that often benefit from technologies initially developed for our Formula 1 single-seaters or other racing activities. They favor performance over comfort, seeking to provide the driver with an immediate response and superior handling, leveraging state-of-the-art vehicle dynamics, components and controls. Following the phasing out of the SF90 Stradale and of the 812 GTS, we currently offer the following models: the SF90 Spider, one of our first series production cars featuring PHEV technology that combines a V8 engine (780 hp) with three electric motors allowing the car to reach 1,000 hp; the 296 GTB and the 296 GTS, which also feature PHEV technology and are powered by the first 6-cylinder engine installed on a Ferrari road car producing 830 hp of total power output delivered by the new 120° V6 engine (663 hp), coupled with an electric motor capable of delivering a further 122 kW (167 hp) – an unprecedented performance for a V6 car.

Range models designed for Sports Car Driver clients, which also exhibit the performance expected of a Ferrari, are characterized by more refined interiors with a higher focus on comfort and on-board life quality. Following the phasing out of the Portofino M and the Roma, we currently offer four such models: one model equipped with our V8 engine; the Roma Spider (620 hp), and three models equipped with our V12 naturally aspirated engine, the Purosangue (725 hp), launched in September 2022, and the 12Cilindri (830 hp) and the 12Cilindri Spider (830 hp), both launched in May 2024.

Special Series

From time to time, we also design, engineer and produce Special Series cars which can be limited in time or volume and are usually based on some of our Range models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving thrills. Our Special Series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new Range models. In 2021, we launched the 812 Competizione, shipments of which started in 2022, and the 812 Competizione A, for which shipments started in 2023. The 812 Competizione and the 812 Competizione A, respectively a coupe and a targa, both feature 830 hp V12 engines. The 812 Competizione was phased out throughout the course of 2024. In

2023, we launched the SF90 XX Stradale and SF90 XX Spider, the new pinnacle of performance and technological content, and the first XX street legal cars. The coupè reaches 0-100 km/h in 2.3 seconds and 0-200 km/h in 6.5 seconds, and set the Fiorano lap time record for street legal cars with 1 minute and 17.3 seconds. Shipments of both models started in 2024.

Icona

In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic concepts of our history and reinterprets them in a modern way, pairing timeless design with state-of-the-art materials and technology. The first example of this strictly limited edition product line-up is the Ferrari Monza SP1/SP2, which is inspired by the classic collectible barchetta cars (like the 750 Monza and 860 Monza for example), and currently out of production. In 2021, the Daytona SP3 was unveiled. This limited edition targa takes inspiration from legendary Ferrari sports prototypes of the 1960s (historically equipped with a naturally aspirated V12 engine, mid-rear-mounted in typical racing car style). The Daytona SP3 follows the same approach and its power unit delivers 840 hp – along with 697 Nm of torque and maximum revs of 9500 RPM – making it the most powerful naturally aspirated road engine ever built by Ferrari.

Supercars

In line with our tradition of Supercars starting with the GTO (288 GTO) in 1984, and including the F40 in 1987, the F50 in 1995, the Enzo in 2002, the LaFerrari in 2013, and the LaFerrari Aperta in 2016, we continue to produce limited edition Supercars - our latest is the F80, launched in October 2024. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future Range models, with innovative features and futuristic design.

Track cars

We also develop special track racing cars that are based on our range and special series models. These cars are not registered for use on the road and may only be used on track in competitive and non-competitive race events, including for our XX Programme, Ferrari Challenge, F1 Clienti and Sport Prototipi.

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

In addition to the aforementioned cars, from time to time we present other strictly limited-series cars that may be for track or non-track use.

The following chart shows our product offering’s strategic pillars in terms of their appeal to Ferraristi and collectors respectively.

Personalization Offer

Each Ferrari represents a masterpiece of engineering and design, enhanced by a multitude of personalization options available through our exclusive product portfolio. Among the primary elements, which are continually expanding, are the range of body-color paints, exclusive livery designs that add a refined touch and better define the car’s character, an increasing selection of leather and Alcantara colors for the interiors, carbon fiber components in various color variations, titanium exhaust systems, parking cameras, dual-mode suspension, and state-of-the-art high-fidelity audio systems.

Through the “Special Equipment & Atelier” program, our specialists guide the client in creating a highly personalized car with a continuously growing and enriching array of options, ensuring a unique experience. These options include special paints created specifically at the client’s request, custom liveries, and exterior accents designed to define the car’s character in line with the owner’s lifestyle and driving preferences, colored and transitional carbon fiber elements in dual glossy/matte finishes for both the exterior and interior, personalized stitching and embroidery details, and luggage sets designed to perfectly match the car’s interior.

In 2024, we launched a new project where Atelier specialists not only consult clients in our Personalization Centers but also during dealership visits and other marketing platforms (for example Universo Ferrari). The aim of this initiative is to strengthen relationships with our clients by getting closer to them, while also training the network and enhancing the experience of both Ferrari dealers and clients.

During the 2024 F1 Grand Prix in Miami, we presented two stunning 296 GTS Assetto Fiorano models, adorned with special liveries in the historic Azzurro Dino and Azzurro LaPlata colors. We also launched the new 12Cilindri, an elegant Gran Turismo that pays homage to the tradition of naturally aspirated V12 engines, offering several design suggestions on how to personalize the car.

Moreover, with the launch of the new Ferrari F80, we expanded our portfolio by introducing a hybrid supercar that redefines the concept of performance, customizable through the “Tailor Made” program with exposed carbon fiber, available in 26 different color finishes.

The “Tailor Made” program elevates personalization to a higher level, with the assistance of a dedicated Ferrari designer who guides the client in selecting exclusive materials such as cashmere, denim, and innovative fibers for their car. The three collections - Scuderia, Classica, and Inedita - continue to represent the brand’s essence, celebrating sporting history, traditional style, and experimental innovation, respectively.

Finally, the “One-Off” program offers the pinnacle of exclusivity, allowing clients to design a unique car personalized down to the smallest detail. See “One Offs” above for additional details.

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

During its 15 year history, the Ferrari Design Centre has designed the majority of our cars, including our entire current line-up, and has received many prestigious design awards for their design. The following is a list of the awards won in the last 2 years:

•Ferrari 296 GTB: Performance Car of the Year - Car&Driver USA (2024);
•Ferrari Vision GT: iF Design Award (2024);
•Ferrari Roma Spider: iF Design Award (2024); Red Dot Best of The Best (2024);
•Ferrari KC23: iF Design Award(2024); Red Dot Design Award (2024);
•Ferrari SF90 XX Stradale/Spider: iF Design Award (2024); Red Dot Design Award (2024);
•Ferrari Purosangue: Compasso d’Oro ADI (2024);
•Centro Stile Ferrari and Flavio Manzoni: Awards 2024-Salone Auto Torino; Italian Design Week Awards (2024);
•Ferrari 12Cilindri: Luxury Car of the Year - The Motor Awards (2024); Design Prix- Automobile Awards (2024);
•Ferrari Purosangue: Car Design Award (2023); Red Dot Best of The Best Award (2023); iF Design Award (2023); EyesOn Design Award - Best Production Vehicle (2023); AUTONIS Award- Auto Motor und Sport (2023);
•Ferrari Vision Gran Turismo: Red Dot Best of The Best Award (2023);
•Ferrari 296 GTS: Red Dot Design Award (2023);
•Ferrari Daytona SP3: iF Design Award (2023);
•Ferrari Roma Spider: AUTONIS Award - Auto Motor und Sport (2023); Sunday Times - Dream Car Award (2023);
•Ferrari Design Centre: Car Design Award 2023 – Ferrari brand design language (2023).
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
Design – sight is the first sense to enjoy a Ferrari and the design of a Ferrari is a structural part of our innovation process. We develop the design of our cars to increase their performance and driving thrills.

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

•ICE – Ferrari will continue to pursue the internal combustion engine evolution and will develop solutions in energy efficiency and alternative fuels to build on an essential part of the Company’s heritage, including with the support of partners where appropriate.
•Hybrid – our cars have shown that hybrid (HEV and PHEV) is the right technology for increasing pure performance, and we have taken advantage of the technology transfer from the racing world. Ferrari firmly believes that the hybrid powertrain can further increase performance, as evidenced by the four hybrid cars currently in our product portfolio.
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

Manufacturing

Our production facilities are located in Maranello and in Modena, Italy (see “—Properties”). Our production processes include supply chain management and production of cars in our Range models and Special Series, as well as assembly of prototypes and avanseries.

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

In recent years we have made significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state-of-the-art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly. Since 2021 we have been acquiring additional resources and production equipment, mainly in relation to Battery Electric Vehicles (“BEVs”), to successfully manage the new technological advancements and related challenges resulting from the transition to electrification. Our BEVs and related components are produced in our e-building, a strategic asset that was inaugurated in June 2024. For additional information relating to our e-building see “—Properties”)

As at December 31, 2024, our production processes employed 1,797 engineers, technicians and other personnel (184 white collar employees and 1,613 blue collar, of which 443 were agency production workers). Our flexible production structure and organization allow us to adjust and increase our production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas, as well as to our new e-building, which is based on the concept of flexibility. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand on our internal production resources. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. We are also ambitious to continually improve the reliability of our cars, reducing defects, and optimize finishing.

Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, cylinder heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.

Engine Production

Our engines are produced according to a vertical structure, from the casting of aluminum in our foundry up to the final assembly and testing of the engine. Several of the main components of our engines, such as blocks and cylinder heads are produced at our foundry in Maranello. For this purpose, we use a special aluminum alloy that includes seven percent silicon and a trace of iron, which improves mechanical integrity, as well as our own shell and sand casting molds. Once all components are ready, engines are assembled on different lines for our V12 engines, our V8 and V6 engines. The assembly process is a combination of automatic and manual operations. At the start of the assembly process, each engine is identified with a barcode and operations are recorded electronically. Every engine goes to the test benches to ensure it delivers the expected performance: approximately 90 to 95 percent of engines are cold tested and approximately 5 to 10 percent of engines are also hot tested and measured for power and torque.

Body Assembly

In parallel with the assembly of our engines, we prepare our body-shells at our body shop Carrozzeria Scaglietti in Modena. At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our aluminum bodies (V6-V8 and V12), as well as a dedicated line for special series with carbon fiber body (Daytona SP3 and F80). The main components of the body-shells are not produced internally, but are sourced from manufacturers of chassis, bodies and carbon fiber parts. Through a mix of high-precision robots as well as highly skilled craftsmanship, we carefully assemble and check the geometric alignment of the various parts with mechanical gauges as well as 3D measuring machines. Then, we carry out aesthetic controls on the surface of the aluminum panels, to eliminate any imperfections by either filing or panel beating. Our highly qualified specialists manage specific phases of body-shell manufacturing, such as the completely manual execution of the “aesthetic welding”, a unique joint weld between flank and roof of certain models (the Roma and 812 Competizione families), giving the impression that the body is one single piece.

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

Assembly Line and Final Checks

The final assembly of our cars takes place in Maranello. For each model, the initial assembly operations generally take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a separate sub-line. Furthermore, our new e-building, which we inaugurated in June 2024, is based on the concept of flexibility, and will be used to produce and develop models with internal combustion, hybrid and full electric powertrains, as well as strategic electrical components.

Personalization and Road Tests
During the assembly process of our cars we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports Car Line-Up—Personalization Offer”). After the assembly phase, every car completes a 60-kilometer road test-drive.

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
For the year ended December 31, 2024, the purchases from our ten largest suppliers by value accounted for approximately 23 percent of total procurement costs, and no supplier accounted for more than 5 percent of our total procurement costs.
Sales and After-Sales

Our commercial team is organized in four geographic areas, covering our principal regional end markets: (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC.

Dealer Network

We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network in order to maintain the highest level of quality. At December 31, 2024, our network comprised 180 dealers operating 200 points of sale.

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

Our dealer network has consistently and proactively invested in its facilities in recent years and the majority of our dealer network’s worldwide facilities have been upgraded with the latest Ferrari corporate identity guidelines in order to provide clients with a superior experience while delivering a unique luxury environment and digital touchpoints to complement the physical space. In 2024 we presented further iterations of the Ferrari corporate identity to the dealer network and selected pilot projects around the world have started the implementation process.

Furthermore, at the end of 2023, Ferrari presented to its dealer network the Company’s vision on the new Ferrari point of sale, continuing to invest in a strategy aimed at delivering a superior client experience and to foster the relationship between Ferrari and its client community to an even higher level. The implementation started in 2024 and the first opening is planned for 2025.

Ferrari also uses an omni-touchpoint strategy and continues to engage with dealers and clients at different levels. The client engagement typically takes place at the dealerships, whose ability to promote the client-community life has been reinforced via a new corporate identity implemented in recent years, but also through digital touchpoints such as the MyFerrari App, and through a plan of exclusive experiences organized at our headquarters in Maranello, as well as at a regional or dealer level. Client engagement activities typically feature various car driving opportunities, both on track and on the road. We have also developed and implemented several engagement activities aimed at gathering the client community and promoting the discovery of our brand, including through experience touchpoints. The Casa Ferrari hospitality has been proposed for several years and 2024 saw the third application of the Universo Ferrari brand exhibition, which took place in Bangkok, Thailand, after the first edition outside of Maranello was held in Sydney, Australia, in 2022, and the second in Seoul, South Korea, in 2023.

Other important formats of client engagement introduced in 2023 were continued in 2024, like the second Tribute to Le Mans and the second Legacy Tour this year, dedicated to Ferrari’s GTO, also commonly known as 288 GTO. In May 2024, Ferrari organized for the first time a unique event during the F1 Grand Prix in Miami, expression of our three key dimensions, Racing, Lifestyle and Sports cars, and involving our top clientele, with the simultaneous launch of a dedicated Lifestyle capsule collection and of two new car models, the new 12Cilindri and the 12Cilindri Spider.

Competence building and training are also key to the implementation of our strategy. Through our in-house Ferrari Academy we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. In recent years we have adapted our training strategy by introducing and enhancing virtual-training solutions, while continuing to foster expertise in the network at the highest level. We also introduced new courses in areas such as digital commercial execution and luxury experience management, as well as design applied to the personalization experience for clients, with the aim of delivering the best possible client experience. Moreover, in 2024, we conducted the first pilot editions of our new “In Dealership Coaching” program, aimed at further building our retail competence on how to achieve the desired level of excellence in client management.

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

The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 200 points of sale at December 31, 2024:

Our sales are diversified across our dealer network, with the largest dealer representing approximately 2.8% of our shipments, and our 15 largest dealers representing approximately 22% of our shipments in 2024.

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

After-Sales

Dealers provide after-sales services to clients, either at facilities adjacent to showrooms or in stand-alone service points across 252 facilities worldwide at December 31, 2024. After-sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce a strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “flying doctors”, Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

We sell cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.

Our 7 Year Maintenance Program (free of charge for customers since 2011 on any new cars) is offered to further strengthen customer retention in the official network and has been coupled with the possibility to extend the statutory warranty term of our standard warranty terms through the Warranty Extension starting from the 3rd year up to the 7th year and the Power Warranty Coverage, covering from the 8th year up to the 16~~t~~h year of life of the car. For certain strictly limited series cars (for example, the Monza SP1 and SP2, and the Daytona SP3) we introduced a Full Warranty Coverage Extension that can be applied after the 36-month commercial contractual warranty. For hybrid models, such as the SF90 family and the 296 family, we introduced a new service called Warranty Extension Hybrid, which allows the owner to buy a complete coverage after the 3rd year up to the 8th, including replacement of the high voltage battery at the 8th year of life of the car.

After the 8th year of life, a car (if in perfect maintenance condition) can be included in the Main Power warranty coverage program (Maintenance and Power) through to the car’s 16th year of life. Between the 16th year of life and the Classiche eligibility (20 year old car) Ferrari provides its customers, in addition to standard maintenance items, also certain specific maintenance kits (Ferrari Premium) to preserve car performance and safety systems. When a car follows the full maintenance program up to the 20th year of life, it automatically obtains the Ferrari Classiche certification.

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

Financial Services

We offer retail client financing for the purchase of our cars through the operations of Ferrari Financial Services (“FFS”):

•directly in the United States through our fully owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”);
•through Ferrari Financial Services GmbH (in partnership with CA Auto Bank) in certain markets in EMEA (primarily the UK, Germany and Switzerland); and
•through various partnerships, which may also provide financing to our dealers, in other European countries and other major international markets, such as Japan and Mainland China.

Through FFS, we offer a range of flexible, bespoke financial and ancillary services to clients (both current and new) interested in purchasing a wide range of cars, from our current product range to older pre-owned and classic models. FFS also provides special financing arrangements to a selected group of our most valuable and loyal customers.

At December 31, 2024, the consolidated financial services portfolio was €1,662 million and entirely originated in the United States.

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

Secondly, we target existing and prospective clients on both new car and preowned car sales, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2024, almost 81% of our new cars were sold to existing Ferrari owners. In recent years, we have pursued a carefully designed enlargement and rejuvenation of our client base, while always respecting the principle of exclusivity.

From December 2023 to December 2024 we continued to grow our active client base by 2.5%, rejuvenated our loyal client base with more than 30% of new clients below 40 years old, and nurtured our best collectors who have increased the average number of Ferrari cars they own by approximately 11%.

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

Client and Brand Events

Client events are a cornerstone in fostering a sense of community and loyalty within the Ferrari family.

In May 2024, we organized a truly remarkable gathering in Miami, where Ferrari hosted a series of unforgettable events bringing together the three key dimensions of Ferrari — Racing, Sports Cars, and Lifestyle — marking a global celebration with the Cavalcade International. The event included the 12Cilindri World Premiere (Sports Cars), the F1 Grand Prix (Racing) and the Capsule collection presentation (Lifestyle).

In June 2024 Ferrari organized a Casa Ferrari event at the Le Mans circuit, hosting approximately 900 guests and including accommodations within the circuit for a limited number of clients in celebration of the 24 Hours of Le Mans. The members of the Hyperclub and Le Club programmes, as well as other international clients, came together to experience the adrenaline of one of the world’s most iconic race. Casa Ferrari served as the vibrant epicenter throughout the weekend, culminating in Ferrari’s historic 1st and 2nd place finish with the 499P Hypercar.

October 2024 was the busiest month on the event calendar. The launch of the F80 took place in the brand-new e-building, a futuristic venue that perfectly balances Ferrari’s rich tradition with forward-thinking innovation, symbolizing the company’s future journey.

The month closed with the Finali Mondiali at Imola, a celebration of the racing season, where clients were welcomed to Casa Ferrari for a fusion of adrenaline and lifestyle throughout a week of racing activities.

Client Experience on Road

Ferrari’s driving events have two main goals: providing clients with the excitement of driving Ferrari’s high-performance cars and strengthening brand loyalty to encourage continued engagement. These events are designed for a passionate and varied Ferrari community, offering tailored experiences for modern car enthusiasts, classic car collectors, and track racing loyalists.

Encouraging clients’ passion for driving is a key aspect of Ferrari’s commercial strategy, especially in markets where racing traditions are less established. Among our programs and events are:

•Esperienza Ferrari: which offers exclusive driving sessions with Ferrari’s expert instructors, providing an opportunity for both prospective and existing clients to experience the latest models. Throughout 2024, the Esperienza Ferrari program at Fiorano allowed clients to engage with the Ferrari brand firsthand, testing models such as the Ferrari Roma Spider on the road and the 296 GTB on the track; and

•Corso Pilota: a program that consists of driving courses designed to accommodate various skill levels, offering essential techniques for mastering high-performance vehicles. For instance, the Corso Pilota Classiche usually offers a unique opportunity to drive Ferrari’s iconic models on Fiorano, our company’s historic race circuit, and on the frozen lake of St Moritz.

In addition to the Miami Cavalcade International experience in May, the Cavalcade journey continued in late June and early July with the Ferrari Cavalcade event in Venice, where participants drove scenic roads through historic hilltop towns with breathtaking views of the Dolomites. The event culminated in an exclusive gala dinner on July 4th, which included a charity auction aimed at supporting Ferrari’s commitment to education.

Moreover, the Cavalcade Classiche Family Reunion, held in mid-September, provided a “traveling museum” experience, showcasing over 60 classic Ferrari models. This event allowed participants to explore the stunning landscapes of Friuli Venezia Giulia and Slovenia.

In addition to the above, Ferrari takes part in prestigious driving events such as the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio, where modern Ferrari cars race before the commencement of the main events. In 2024, Ferrari also honored the 24 Hours of Le Mans with a five-day tour showcasing some of Maranello’s most iconic cars, traveling from Cognac to the La Sarthe circuit. The Ferrari Tribute to Le Mans ended with a parade around the track on the Saturday morning before the race.

•Ferrari Tours: we also offer owners a unique opportunity to embark on exclusive journeys across Italy, allowing them to experience the thrill of driving their cars through some of the world’s most stunning and meticulously chosen landscapes. These carefully crafted routes are designed to provide not only exhilarating driving experiences but also the chance to discover cultural landmarks, scenic vistas, and luxurious destinations, making for an unforgettable adventure. In 2024, three Ferrari Tours were specifically dedicated to our clients from the Far and Middle East.

Ferrari also organized the Legacy Tour, of which we held the second edition in 2024, celebrating the 40th anniversary of the Ferrari 288 GTO. Over three days, more than 20 Ferrari GTOs from around the world travelled across Italy’s most scenic roads, ending in Fiorano, the birthplace of this iconic model.

Client Experience On Track

In 2024, the Corse Clienti season was intense, rich in innovation and participation, confirm the growth trend observed in recent years.

With the Ferrari Challenge Trofeo Pirelli we introduced the Ferrari 296 Challenge in the international series (Europe and North America), the ninth Ferrari car in the history of the one-make series, which was presented during the Finali Mondiali. At events in Europe and the United States it was met with great enthusiasm by participants, resulting in an average of 70 drivers on the entry list for European events and 80 for U.S. events. Participation at series events in the UK and Japan were in line with previous years. The introduction of the Australasia series was announced during the year and will start in 2025 with the Ferrari 296 Challenge competing on tracks in Australia.

The Ferrari Challenge Trofeo Pirelli event that closed the Corse Clienti competitive season took place at Imola, where it registered record attendance of 33,000 fans despite challenging weather conditions. A total of 111 drivers from 28 different countries entered the races, competing in the final rounds of the European and North American series, as well as for the world championship title. Before the beginning of the Ferrari show that took place on Sunday October 20, 2024, to celebrate victories at the 24 Hours of Le Mans and the Lone Star Le Mans; two 499P, the cars numbered 50 and 51, which competed in the FIA World Endurance Championship, took part in a parade starting from the center of Imola and culminating on the Santerno circuit, where they appeared alongside the F80 and other cars from the Endurance and Corse Clienti departments.

Additionally, in 2024 we launched the new Sport Prototipi Clienti program with the Ferrari 499P Modificata, allowing owners of the car derived from the Hypercar 499P that won the 24 Hours of Le Mans to participate in a dedicated event shared with F1 Clienti and XX Programme. The first event of the new programme was held in March, at the Mugello circuit, with a 499P Modificata running on the Tuscan track. Over the course of the year, the number of participants rose to 10 during the Finali Mondiali weekend held at Imola in October.

The non-competitive programs, F1 Clienti, XX Programme, and Club Competizioni GT, take part in exclusive non-competitive events on the world’s most iconic tracks, organizing prestigious experiences for clients, both on and off the track. At this year’s Finali Mondiali, a record-breaking 130 drivers and 101 cars registered, marking the highest number of participants in a single event.

The Corso Pilota continued to offer customers a variety of track driving courses catering to different skill levels and experiences (Sport, Evoluzione+, Race, On Ice) or service (Personal Coaching), teaching essential skills for high-performance cars using the most advanced and effective teaching methodologies and technologies.

Ferrari Classiche

The Ferrari Classiche department supports Ferrari clients in managing their historic Ferrari vehicles (over 20 years from their production) with the objective of keeping as many of these classic cars on the road as possible. Services include the certification of the authenticity of classic Ferrari cars and vehicles of particular historical relevance, the management of Ferrari restoration and repair activities, as well as the management of Ferrari spare parts, including when these are no longer available on the market. The department also provides advice on repair operations carried out on Ferrari Classiche cars within its network.

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

At the Maranello workshop, Ferrari Classiche carries out full restorations or maintenance services using either original components and spare parts or replicas manufactured in accordance with the original specifications. Our service offers our clients the opportunity to restore or maintain any classic Ferrari to its original pristine conditions.

The Ferrari Classiche department also provides basic technical and instructional support to the Ferrari Classiche Academy, a new driving school project that launched in 2019 for vintage Ferrari cars, including the Ferrari 308, Ferrari 328, 550 Maranello, MondialT, 250 GT Lusso, 365 GTB4.

The Ferrari Classiche department also offers assistance services to clients willing to attend driving events (such as 1000 Miglia or other rally and tour) or static events (such as concours of elegance).

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

Formula 1

The FIA Formula 1 World Championship is the pinnacle of motorsports and one of the most watched annual sports series in the world, with approximately 1.3 billion cumulative TV audience, 65 million average weekend viewership, 20 million average digital and F1 TV viewership and 94 million social media followers (Source: 2024 Liberty Investor Meeting).

Formula 1 cars rely on advanced technology, powerful hybrid engines and cutting edge aerodynamics. While Europe is the sport’s traditional base, longstanding non-European venues such as Australia, Brazil, Canada, Japan, Mexico and the United States have been joined in the last two decades by racing venues in China, Bahrain, United Arab Emirates, Singapore, Qatar, Saudi Arabia and Azerbaijan. This provides participants in the Formula 1 World Championship exceptional visibility on the world stage.

Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 248 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher, Sebastian Vettel and Kimi Raikkonen. Our drivers’ line-up in 2024 comprised Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 racing team, and Carlos Sainz, a talented and experienced Spanish driver.

In 2021, the new FIA financial regulations entered into force and are now applicable as updated in 2024, imposing a cap on certain expenses and investments related to operations and the chassis of the cars which may be incurred by any single Formula 1 team. Moreover, development activities were also limited by the new regulation. In December 2021, the World Motor Sport Council validated the framework for the 2026 Power Unit (PU) Regulations, which include technical, operational and financial guidelines. The framework identifies key objectives related to, among other things, the environmental impact, cost reduction measures and competitiveness of the FIA Formula 1 World Championship. A detailed document setting out the 2026 Power Unit Regulations was submitted to the World Motor Sport Council during the course of 2022. They will apply to power units starting from the 2026 season of the FIA Formula 1 World Championship and, consistent with the framework proposed to the Council, are mainly focused on the sustainability and innovation challenges of Formula 1. The 2026 Formula 1 Power Unit Regulations were approved in August 2022 and apply starting in 2023 for motors to be used in the 2026 season. In 2022, the World Motor Sport Council also approved changes to the 2022 and 2023 Formula 1 Technical Regulations to address safety matters.

The Formula 1 2024 World Championship included 24 races.

In terms of results, the season ended with second place for the Scuderia Ferrari in the Constructors’ Championship, with 652 points, five victories, twenty two podiums, four pole positions, and with third and fifth place finishes in the Drivers’ Championship, for Charles Leclerc and Carlos Sainz, respectively.

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

To maximize the performance, efficiency and safety of our Formula 1 cars, while complying with the strict technical rules and restrictions set out by the FIA, our research and development team plays a key role in the development of our road cars and their engines. We often transfer technologies initially developed for racing to our road cars. Examples include steering wheel paddles for gear-shifting, the use and development of composite materials, which make cars lighter and faster, aerodynamic concepts and technology related to hybrid propulsion.

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

We use the platform provided by Formula 1 for a number of associated marketing initiatives, such as the hosting of clients and other key partners in Ferrari Formula 1 Club Hospitality to watch and experience the Grand Prix races with Scuderia Ferrari, and our Formula 1 drivers’ participation in various promotional activities for our road cars. We also often sell older Formula 1 cars to clients for use in amateur racing or collection.

More generally, Formula 1 racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury industry, would otherwise incur.

World Endurance Championship

For the second consecutive year, Ferrari competed in the top class of the FIA World Endurance Championship, with two 499P cars fielded by the official Ferrari – AF Corse team in the Hypercar class, achieving very positive results. Ferrari made it to the podium with a third place in the Constructors’ standings, while the crews of the 499P numbered 50 ranked second in the Drivers’ standings. The Ferrari team – AF Corse secured four race podiums, including the victory at the 24 Hours of Le Mans where 499P car number 50 driven by Fuoco-Molina-Nielsen secured victory in front of a record crowd at the Circuit de La Sarthe of approximately 329 thousand spectators. This was the second consecutive victory, following the 2023 win at the Centenary 24 Hours of Le Mans of the 499P car number 51 driven by Pier Guidi-Calado-Giovinazzi.

The private car numbered 83 achieved an overall victory at the Lone Star Le Mans in Austin (USA) and during the season accumulated two first-place finishes and six class podiums, earning third place in the FIA World Cup for Hypercar Teams.

The 296 LMGT3 made its debut in the LMGTE Am class, displaying steadily improving performance throughout the season. The two cars fielded by the official Vista AF Corse team achieved victories in the final two races, the 6 Hours of Fuji with the car driven by Rigon-Flohr-Castellacci and the 8 Hours of Bahrain with the car driven by Rovera-Heriau-Mann.

Other GT Races

During the 24 Hours of Daytona, the first round of the IMSA SportsCar Championship held in January 2024, Ferrari returned to victory in the iconic American endurance race after ten years, thanks to the result of the Ferrari 296 GT3 fielded by the Risi Competizione team and driven by Rigon-Serra-Pier Guidi-Calado. This success marked the beginning of a season where class victories and podiums confirmed the growth of the 296 GT3.

Indeed, the Ferrari 296 GT3 excelled in the most important championship for GT3 cars, the GT World Challenge Europe. With a third-place finish at the 6 Hours of Jeddah, Alessandro Pier Guidi and Alessio Rovera became champions in the overall standings of the Endurance Championship, while AF Corse – Francorchamps Motors triumphed in the most prestigious team category. The Driver and Team titles in the Gold Cup went to the crew of number 93 Sky Tempesta Racing car, driven by Jonathan Hui, Christopher Froggatt, and Eddie Cheever. Having also won the Sprint Cup, Cheever and Hui claimed the combined title in the Bronze class of the GT World Challenge (the latter is provisional until the appeal window for the result of Race 1 in Barcelona closes).

By the end of 2024, the Ferrari 296 GT3 had secured 8 Driver titles and 5 Team titles across the various series, adding to the many titles won in the debut season in 2023. Among the 100 victories achieved, which also include those in the LMGT3 configuration, 24 are overall wins and 76 are class wins.

Scuderia Ferrari Esports Team
To further enhance the Ferrari experience, we have been increasing our focus on E-sports and the Scuderia Ferrari Esports Team now competes in the F1 Esports Sim Racing GT Challenge, Formula Sim Racing, VEC and SRO Esports Championship. Starting from 2023, the Ferrari Esports Series expanded to cover Europe, North America, and Asia Pacific with the aim to find new drivers for the Ferrari Esports Team and a program to reach a younger audience worldwide.

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

In 2024, the circuit hosted 250 days of track activities and 16 race weekends.

The circuit was awarded the prize for the Best Grand Prix circuit for a MotoGP event five times (1995, 1996, 1997, 2000, 2011), and is also a leader in terms of its sustainability practices. It was the first circuit in the world to obtain FIA’s prestigious “Achievement of Excellence” in 2015 and to be certified according to the sustainable event management system ISO 20121. Same as in 2023, in 2024, the annual analysis carried out by Enovation Consulting ltd. on 97 circuits worldwide, 23 of which host or have hosted a Formula 1 Grand Prix, continued to feature the Mugello Circuit on top of the Sustainable Circuits Index, that ranks the sustainability performance of global circuits against seven key sustainability factors: certifications, accreditations, awards, environmental performance, social performance, economic impact, and sustainability approach and engagement.

In 2024 all certifications (ISO 9001, ISO 14001, ISO 20121, Eco-Management & Audit Scheme) were renewed, including for the international standards for sustainable and event management as well as the system of safety and health management on workplaces.

Lifestyle
Ferrari’s presence in the wider luxury landscape is key to ensure brand relevance across generations. The role of Ferrari lifestyle is to foster growth by broadening our client base and expanding our value proposition beyond our core business, while preserving our brand’s DNA, its heritage and values.
The goal and mission of our lifestyle strategy is that of bringing to life a universe that encapsulates Ferrari’s DNA while accompanying our clients through different stages and moments of their lives.

Over the past years, to strengthen brand desirability, Ferrari:

(1)Entered into the personal luxury goods segment, a critical segment to broaden our client base, amplifying cultural relevance for the brand especially for future generations. We also launched our clothing and apparel collection through dedicated fashion shows.
(2)Created a new organizational structure, formed by a dedicated and talented team with fashion and luxury expertise based in Milan and working closely with our team in Maranello.
(3)Rationalized its licenses by terminating approximately half of its license agreements where the product offering and distribution was not consistent with the positioning of the Ferrari brand.
(4)Completed the rationalization of the retail network by closing 7 franchised stores and 4 directly operated stores considered unsuitable for Ferrari’s luxury positioning. We have since relocated and restyled our existing flagship boutiques and opened 3 new ones in the United States. Our international network of Ferrari Stores consisted of 15 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2024.

Ferrari Lifestyle has three pillars: (1) Personal Luxury Goods, (2) Collectibles and (3) Experience.

(1)Personal Luxury Goods – dedicated to our own refined collection – accessories, apparel and selected merchandising – embodying the style, creativity and quality that we stand for, balancing exclusiveness and inclusiveness through a carefully combined mix of product categories. Importantly, we will continue to strengthen partnerships with selected licensees, which will allow us to play in complementary territories/categories while being loyal to our brand’s DNA and positioning. Through our network of directly operated stores, we offer a wide range of Ferrari branded products, including our fashion collection and selected merchandising and licenses.

(2)Collectibles – builds on the concept of collectability by enlarging and customizing the portfolio of available Ferrari tokens and the offer of Ferrari branded products such as high-end watches and high-end writing instruments, consumer electronics, sportswear, toys, leading video games, and other accessories. We will continue to expand the offer of products such as limited editions and one-off artifacts embodying the inherent craftsmanship and innovative spirit that lie behind the creation, design and manufacture of our cars.

(3)Experience – Through this pillar we intend to nurture our heritage and celebrate our craftsmanship through dedicated and tailor-made experiences. We capture the essence of the Ferrari spirit by immersing customers in the racing history, passion and values of Ferrari, through our Ferrari museums in Modena and Maranello (which attracted more than 850,000 visitors in 2024), Il Cavallino restaurant in Maranello and our theme parks in Abu Dhabi and Spain.

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

We also own a number of registered trademarks, designs and patents, including approximately 550 trademarks (word or figurative), registered in several countries and across a number classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,250 applications/registrations in approximately 150 countries, in most of the main classes for goods and services:

•“Ferrari” (word)
•“Ferrari” logotype:

•the “Prancing Horse” (figurative):
•the trademark (figurative):

•the racing shield (figurative):

•“Scuderia Ferrari” (word and figurative)

The names of our Range, Special Series, Icona and Supercar models and Formula 1 single-seater models are also registered as trademarks (and logotypes) and we also register their domain names and the cars’ design.

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

Between 2019 and 2022 Ferrari acquired land and buildings near its Maranello plants and started the construction of the e-building, which we inaugurated in June 2024 and is based on the concept of flexibility. With a total floor space of over 40 thousand square meters, the e-building is a strategic asset for the construction of electric motors, batteries, electric axles and vehicle assembly. It features two floors, designed to achieve maximum levels of energy performance with heat pump air conditioning systems and a 1.3 MW photovoltaic system installed on the roof. Externally, the building is mainly made with both opaline and transparent glass panels which guarantee a high internal diffusion of natural light and high visual comfort, also supported by the study of colors and modern lighting materials. In addition to condensing the best characteristics of environmental sustainability, the building offers internal and external spaces intended for the well-being of people through the presence of numerous relaxation areas.

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

In 2024 we began the construction of our new paint shop on land we acquired in previous years. It will feature total space of approximately 65 thousand square meters over two floors. The new paint shop is an important element in our personalization offer in terms of the aesthetic appeal of our cars for Ferrari customers and it is being designed with innovative processes using state of the art painting technologies and a significant focus on sustainability and energy efficiency.

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

The total carrying value of our property, plant and equipment at December 31, 2024 was €1,829 million.
Employees
Human capital is a decisive factor in our success, building on our position as a global leader in the luxury sector and creating long-term, sustainable value. To recognize excellence, encourage professional development and create equal opportunities, we adopt several initiatives, including our appraisal system to assess our middle-managers and white collar employees through performance management metrics; our talent management and succession planning, in addition to assessment plans for blue collars; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Ferrari League” programs; and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Benessere, which includes, among other programs, Formula Benessere Check-Up (provided for 2,528 employees) and Formula Benessere Junior (provided for 1,082 children), offering medical assistance to employees and their children and Formula Estate Junior (offering Summer Campus to the children of employees).

Starting in June 2024, a Formula Benessere Check-Up initiative was launched for all employees of the Group’s Italian companies: a medical-health check-up offered annually and to be carried out in-house during working hours and the extension of the Formula Benessere Junior project to the 4-18 age group (compared to the current 5-15 age group). Initiatives to support parenthood were also announced, which include greater flexibility for those who can work in agile mode and paid leave for employees with children up to the age of 10.

On December 31, 2024, we had a total of 5,435 employees, including 170 managers and senior managers. Of these employees, 5,088 were based in Italy (primarily at our Maranello facility) and 347 were based in offices around the world (including 24 managers and senior managers), mostly in North America and China.

	December 31,
	2024	2023	2022
White-collar employees and middle-managers	2,769	2,568	2,441
Italy	2,458	2,282	2,163
Rest of the world	311	286	278
Blue-collar employees	2,496	2,259	2,326
Italy	2,488	2,250	2,317
Rest of the world	8	9	9
Managers and senior managers	170	161	152
Total	5,435	4,988	4,919

Approximately 11 percent of the employees were trade union members in 2024. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).

All our managers are covered by collective bargaining agreements signed by the Italian trade union, Federmanager, signed on April 28, 2023. Our other employees are covered by two agreements: the first one entered into by FCA, CNH Industrial, Iveco and Ferrari with FIM-CISL, UILM-IUL, FISMIC, UGL and AQCF, signed on March 8, 2023; the second one entered into by Ferrari and FIM-CISL, UILM-IUL, FISMIC, signed on November 13, 2023 and named “Accordo Premio di Competitività Ferrari”, which includes, among other things, the payment of bonuses linked to performance for certain categories of employees.

On March 11, 2024, we launched a new shareholder plan available to all employees in Italy, extended to employees of subsidiaries abroad starting from September 23, 2024.

In addition to the collective bargaining agreements, we have individually negotiated agreements with several of our managers and other key employees providing for long-term incentives, exclusivity and non-compete provisions.
Regulatory Matters

We manufacture and sell our cars around the world and our operations are therefore subject to a variety of laws and regulations relating to environmental, health and safety and other matters. These laws regulate our cars, including their emissions, fuel consumption, safety, and connectivity as well as our manufacturing facilities and operations, setting strict requirements on emissions, treatment and disposal of waste, water and hazardous materials and prohibitions on environmental contamination. Our vehicles, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). However, we currently benefit from certain regulatory exemptions, because we qualify as an SVM or similar designation in certain jurisdictions where we sell cars. As outlined below, these exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements.

We are in compliance with the relevant regulatory requirements affecting our facilities and products around the world. We constantly monitor such requirements and adjust our operations as necessary to remain in compliance.

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

The regulation EU 2019/631 sets out new EU rules on monitoring and reporting of average emissions: the Commission will have to ensure the real-world representativeness of the CO2 emission values based on data from the fuel consumption meters installed in new cars and will be obliged to publish the performance of each manufacturer. For this purpose, the Commission issued in March 2021 the Implementing Regulation EU 2021/392 requiring manufacturers to collect and report the real-world on-board fuel consumption monitoring (OBFCM) data and the vehicle identification numbers of new cars registered starting from January 1, 2021, unless the vehicle owner expressly refuses to make that data available. The European Commission will then publish real-world data on an annual basis, aggregated at the level of manufacturer for comparison of the same set of vehicles between data recorded in the certificates of conformity and the real-world data. The first report was published in 2024. In addition, regulation EU 2019/631 requires the European Commission to evaluate the possibility of a common methodology for the assessment and the consistent data reporting of full life-cycle emissions from cars. The regulation also includes provisions on in-service conformity testing and on detecting strategies which may artificially improve the CO2 performance. Because of these requirements, the European Commission developed the Delegated Regulation (EU) 2023/2867 setting out the guiding principles for defining the in-service verification procedures. Detailed technical provisions (e.g., test procedures, statistical evaluations, tolerances, pass/fail criteria, etc.) for the in-service verification procedures have been defined in the Implementing Regulation EU 2023/2866.

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

Similarly to the EU, Switzerland introduced CO2 emission regulations for new cars in July 2012. Despite the existence of some specificities within the Swiss regulation, derogations aligned with EU regulation have been granted to SVMs up to and including 2021. Switzerland has historically adopted the targets approved by the European Commission. On November 24, 2021, the Swiss Federal Council amended the CO2 emission regulations for cars and vans. This regulation was repealed starting from January 1, 2022 and the vehicles of niche and small volume manufacturers have to meet the same CO2 emission targets as the large volume manufacturers. This change in legislation is expected to result in additional costs for Ferrari, either through penalties or the purchase of emissions credits from other manufacturers. Such additional costs were not material in 2022-2024 and Ferrari does not expect that they will be material in the future. The Swiss CO2 emissions regulation is currently being revised, with the aim of increasing the stringency of CO2 emissions targets from 2025, with an effect on the related costs of penalties and credits purchasing. Such costs are still expected not to be material for Ferrari.

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

On September 27, 2019 the EPA and the NHTSA issued the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule Part One: One National Program” (SAFE I Rule). These rules would exert federal preemption authority under the CAFE statute over California’s ability to regulate greenhouse gases and would revoke the current EPA waiver under the Clean Air Act which had authorized California to regulate GHG from motor vehicles. The state of California along with other states and certain NGOs filed challenges to these rules in both U.S. District Court for the District of Columbia and the United States Court of Appeals D.C. Circuit. In May 2021, the NHTSA issued a notice of proposed rulemaking proposing to fully repeal the SAFE I Rule. In December 2021, NHTSA’s proposal was finalized.

On March, 31, 2020 the EPA and the NHTSA issued the final SAFE Vehicles Rule (Part Two) setting CAFE and carbon dioxide emissions standards for model years 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule (Part Two), the overall stringency of the federal standards is significantly reduced from the levels previously set as the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through model year 2026, as compared with the standards issued in 2012, which would have required annual increases of approximately 5 percent. In August 2021, the EPA published a notice of proposed rulemaking proposing to strengthen federal GHG emissions standards for passenger cars and light trucks by setting stringent requirements for reductions from for model years 2021-2026. This rulemaking has been finalized in December 2021. Consistently with the EPA’s approach, in September 2021 the NHTSA published a notice of proposed rulemaking proposing revised fuel economy standards for passenger cars and light trucks for model years 2024-2026. In July 2022, the NHTSA’s final rule on CAFE standards for model years 2024 through 2026 entered into force. Specifically, model years 2024 and 2025 standards increase in stringency by 8% each year relative to the prior year, model year 2026 standards increase by 10%. The CAFE standards reach approximately 49 miles per gallon in 2026 (U.S. fleet average) as compared to 36 mpg in model year 2021, individual manufacturer’s standards will vary from these figures depending on fleet and vehicle size mix. In April 2024, the EPA published the final rule for its 2027 and later Multi-Pollutant Rulemaking, introducing among other requirements, stricter emission standards of GHGs as well as criteria and air toxic pollutants from light- and medium-duty vehicles. The SVM GHG alternative standards have been removed from model year (“MY”) 2027. Ferrari remains attentive to developments in this regard. In June 2024, also NHTSA published the final rule setting more stringent fuel economy standards for passenger cars, with binding targets for the model years 2027-2031.

Under current regulation, for model years 2017-2026, the EPA allows an SVM, defined as an operationally independent manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We therefore petitioned the EPA for alternative standards for the model years

2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On July 31, 2019 the EPA published a Notice in the U.S. Federal Register (Federal Register /Vol. 84, No. 147) that in part proposed that Ferrari be permitted an alternative standard substantially in line with the alternative standard that Ferrari proposed to the EPA for model years 2017-2021. The EPA approved Ferrari proposed standards for model years 2017-2020, whereas it required a small reduction for the model year 2021 standard. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for model years 2017 through 2021. Ferrari actively engaged in discussions with the EPA throughout the years, submitting in 2018 a petition for alternative standards in the model years 2022-2025. No response has been received from the EPA regarding this petition. However, in the aforementioned 2027 and later Multi-Pollutant Rulemaking final rule published in April 2024, it is noteworthy that the EPA allows SVMs to adhere to the 2021 standard until the model year 2026 is included. Starting with model year 2027, SVMs should comply with mainstream standards with a certain phase-in. This adjustment could impact our operations and we will closely monitor developments in the upcoming fiscal year, including purchasing credits from other manufacturers.

In September 2016, we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for model years 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for model years 2016, 2017 and 2018 instead, covering also the 2016 model year. In 2019, our global production exceeded 10,000 vehicles, and therefore we are not considered a SVM by the NHTSA for model year 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the model year 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore since we met the NHTSA definition of a SVM, we have requested an alternative fleet average CAFE standard for model year 2020 standard. In February 2024, NHTSA published a final decision to exempt Ferrari from the generally applicable CAFE standards for the model years petitioned and established alternative standards at the levels already achieved. We purchased the CAFE credits needed to fulfill our model year 2021-2023 deficit and we are currently evaluating the purchase of credits for 2024. We expect to continue to purchase credits in the coming years if required.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for model years 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include model years 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for model years 2022 through 2025, in parallel with the EPA and the NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. On December 12, 2018 the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for model years 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9 2022, EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from model year 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. Therefore, in 2023, in agreement with CARB, Ferrari petitioned for SVM 2021-2025 alternative standards. In July 2024, we received official approval from CARB for alternative standards for the MY 2021-2025. It may be necessary also to increase the number of tests to be performed in order to follow the CARB specific procedures.

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

The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required. The stage VI regulation is currently under development with the aim to strengthen 2026-2030 fuel consumption fleet average targets. In addition to the fuel consumption target on the entire fleet, the Chinese regulation GB 19578-2021 sets specific fuel consumption limits on model types. Currently, this standard has not been adopted by the China Certification and Accreditation Administration (CNCA) and is therefore not applicable for certification of imported vehicles. In the current Ferrari portfolio, only the plug-in hybrid models would be compliant with this regulation. Ferrari is closely monitoring the ongoing revision of the GB 19578-2021 standard, which currently involves more stringent limits. Assessing the potential implications, particularly its potential applicability to importers, remains a priority for us. Following the same approach also with respect to pure electric vehicles, during 2021 the relevant Chinese authorities have published a notice to call for participation in a working group that should define the energy consumption limit standards for electric vehicles; the working group was established in 2022 and the standard is currently in the finalization phase.

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

During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles. The European Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. In May 2024, the final regulation (EU) 2024/1257 “Euro 7” was published, combining the requirements laid down for light-duty and heavy-duty vehicles, inclusive of updated testing protocols and new pollutant emissions limits for fine particles and ammonia. Manufacturers of fewer than 10,000 new passenger cars registered in the European Union per calendar year could benefit from additional lead time with respect to new registrations requirements and several other accommodations. New non-exhaust emissions limits (i.e. brake emissions, tires abrasion) and stricter existing non-emissions limits (i.e. evaporative emissions) have also been included, as well as a minimum performance threshold on battery durability and real-time measurements through on-board-monitoring requirements (including communication over the air and cybersecurity obligations). Euro 7 technical elements are expected to be laid down by implementing acts in the future. Depending on the regulatory developments to come, the technological solutions required to ensure compliance with Euro 7 standards may affect customers’ expectations on performance, sound and driving experience.

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

In November 2022, the California Air Resources Board published the already mentioned ACC II regulations amending the Low Emission Vehicle (or LEV) Regulation to reduce both tailpipe and evaporative emissions. Several accommodations applicable to SVMs were included. In June 2024, the California Air Resources Board held the first workshop on ACC II regulations revision, with the goal of achieving alignment with several EPA Multi-Pollutant rulemaking requirements, while also increasing the stringency of other obligations.

In addition, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation (ZEV). The ZEV regulation requires manufacturers to increase their sales of zero emissions vehicles year on year, up to 100 percent of vehicles sold in the state by 2035. Because we currently sell fewer than 4,500 units in California and all the other states adopting Californian emissions regulation, we are exempt from these requirements until model year 2035.

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

During 2020, the Chinese Vehicle Emission Control Center (VECC) launched the “Pre-study on Next Stage Emission Standards for Light duty Vehicles”, an ongoing research project expected to be finalized in a more stringent emission program in the next years. During 2023 and 2024, several workshops were conducted, and we actively participated, ensuring that we stayed abreast of the latest developments and insights in our field.

Several other regulations are also emerging to take into account the non-exhaust emissions and the environmental impact of electric and hybrid vehicles components, particularly on batteries. Brake particulate emissions from passenger cars are currently not regulated by any UNECE or regional Regulations. However, a new UN Global Technical Regulation (i.e., UN GTR 24) on the topic of brake particulate emissions of light duty vehicle’s brake systems has been finalized during 2023. Tire abrasion is currently regulated by a UN Regulation which defines the test methods to follow and will set the tire abrasion limits to be respected.

The Informal Working Group on Electric Vehicles and Environment of the United Nations proposed during 2021 a Global Technical Regulation on in-vehicle battery durability that was finally adopted in 2022 (i.e., UN GTR 22). This regulation is applicable to both pure electric and plug-in hybrid vehicles and establishes provisions regarding state-of-health monitors, minimum performance requirements and in-service conformity checks. A UN GTR is not binding for certification purposes. However, it could be transposed into a UN Regulation or a regional regulation required for the certification. The European Commission included these battery durability requirements in Euro 7 regulation. Additionally, the EPA and CARB have set minimum performance requirements for battery durability within the EPA Multipollutant and CARB ACCII regulations, respectively. Other government authorities, such as those in South Korea and China, are also developing their own standards to evaluate the minimum performance requirements of traction batteries. Moreover, the European Commission published, in July 2023, the final rule (EU) 2023/1542 for a new regulation on batteries and waste batteries. This regulation will apply to all kind of batteries, including automotive and electric vehicle batteries, and significantly increases the scope and number of requirements relating to design, sustainability, labelling, information and end-of-life.

In the evolving regulatory landscape, we anticipate new regulations on materials emerging from various markets. These regulations aim to restrict or ban the use of critical substances. The EU already has a strong regulatory framework for chemicals (e.g. REACH, POP Regulations) and is planning to expand it as part of its broader zero-pollution goal under the European Green Deal, with the aims to better protect citizens and the environment, while promoting innovation for safe and sustainable chemicals. In this context, the EU Commission presented its proposal for a new Regulation replacing Directive 2000/53/EC “End-of-Life Vehicles” and Directive 2005/64/EC “Type-approval of motor vehicles with regard to their Reusability, Recyclability and Recoverability”. The aim of this new EU regulation is to propose measures to enhance the circularity of the automotive sector, covering the design, production and end-of-life treatment of vehicles. This regulation also extends the responsibility of manufacturers to the management of the end-of-life phase of vehicles. Moreover, the European Chemicals Agency (ECHA) has made available a draft dossier to recommend a universal per- and polyfluoroalkyl substances (PFAS) restriction. It is crucial to acknowledge that such regulatory shifts may significantly impact material choices, necessitating substantial research and development efforts to uphold performance standards amid these changes.
In this context, in 2024, the new Regulation (EU) 2024/1252 on “Critical Raw Materials” was published, establishing a framework for strengthening access, resilience, and the sustainable supply of critical raw materials, while promoting efficiency and circularity throughout the value chain.

Vehicle safety

Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual member states. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 directives and replacing them with a single regulation (the “General Safety Regulation”) aimed at incorporating relevant United Nations standards. This incorporation process began in 2012. With respect to regulations on advanced safety systems, the EU now requires new model cars from 2011 onwards to have electronic stability control systems and tire pressure monitoring systems. Regulations on low-rolling resistance tires have also been introduced. The framework is reviewed periodically, and in May 2018, the European Commission adopted a proposal for a regulation to make certain vehicle safety measures mandatory. On December 16, 2019, the revised General Safety Regulation (EU) 2019/2144 was published in the EU Official Journal. In 2022, a first set of new safety technologies became mandatory in European vehicles, such as Advanced Emergency Braking, Emergency Lane Keeping systems, crash-test improved safety belts, intelligent speed assistance and warning of driver drowsiness. On November 16, 2022, Commission Delegated Regulation (EU) 2022/2236 setting out the technical requirements to be applied for the purpose of EU type-approval of vehicles produced in small series was published in the EU Official Journal. In particular, with regard to certain requirements introduced by the revised General Safety Regulation, an exemption to Intelligent Speed Assistance, Advanced Emergency Braking System and Emergency Lane Keeping System has been granted for vehicles produced in small series and with specified characteristics related to the installation of the camera. Moreover, the regulation provides for a lead time of at least two years with respect to the provisions applicable to vehicles produced in unlimited series. In November 2023, the expected Delegated Act implementing the fitment of the Advanced Driver Distraction Warning (ADDW), mandatory from 2024 for new types of vehicles as required by the Regulation (EU) 2019/2144 on General Safety, has been published on Official Journal. This regulatory act was the latest measure to be published within the General Safety Regulation (EU) 2019/2144 framework.
The European Commission presented a proposal to grant a full exemption from this new technology for vehicles characterized by low ground clearance, where the installation of such a system is unfeasible. Additionally, an extended lead time has been proposed for other vehicles included in small series definition. The final rule is expected to be published in the first months of 2025.

The European Commission is also working on several aspects relating to the European General Safety scheme, expected to be developed in the coming years. In particular, with regard to electric vehicle safety, the European Commission has been consolidating efforts with other UN Contracting Parties during 2024 to revise the electric vehicles safety standard with the aim to improve occupant protection in the event of battery thermal propagation and to address other regulations related to passive safety topics.

In 2017, the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. In 2023 the European Commission started a rulemaking process to revise the eCall framework by aligning it to the new 4G/5G “packed switched” technology. The final rule (Delegated Regulation EU 2024/1180) was published in April 2024, requiring vehicles to be equipped with the new 4G/5G “packed switched” technology. The eCall revision process has not been finalized yet, as the European Commission is still working on a revision of the regulation providing test procedures and technical requirements for the certification of eCall systems. The final rule is expected in 2025. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. At United Nations level, it has been identified the need for additional regulatory action for BEVs with sound enhancement systems other than AVAS regarding their noise emission. A specific regulatory process aimed at balancing safety and environmental needs, which may directly impact sound design specifications, is currently ongoing. During 2024, European authorities and United Nation’s contracting parties began enforcing amendments to the existing regulation on pedestrian protection, modifying the current test procedures and enhancing the measurement methods on extended vehicle areas such as the windscreen.

Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the owner. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act (“TREAD”) requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs have taken effect in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a rule for ejection mitigation requirements (FMVSS No. 226). In 2024, the amendment of occupant crash protection (FMVSS No. 208) was adopted, updating the child restraint systems (CRSs) referred therein. These CRSs are used by NHTSA in air bag suppression and low risk deployment testing. U.S. federal law also sets forth minimum sound requirements for hybrid and electric vehicles (FMVSS No. 141). With the publication, on November 15,

2021, of the Infrastructure Investment and Jobs Act, the Congress of United States empowered the Secretary of Transportation to promulgate new regulations within safety framework. In May 2024, NHTSA published a new regulation (FMVSS No. 127) on Automatic Emergency Braking System. The regulation obliges manufacturers to equip vehicles with a system that alerts the driver in case of imminent collision with a pedestrian or a vehicle ahead and automatically applies the brakes, in case the driver fails to do so. The final rule is not aligned with other international standards already in place in many countries and is expected to have consistent impacts on vehicle sensors design. Regarding the standard implementation, NHTSA granted a delayed compliance for SVMs. In December 2023, NHTSA published an advanced notice of proposed rulemaking as a first regulatory step to introduce a new FMVSS regulation providing requirements for new technologies to prevent driver distraction, drowsiness and impaired driving. Additional rulemakings currently under development focus on improving requirements for the Safety Belt Reminder (FMVSS 208), introducing new anthropometric devices for use in occupant protection standards, implementing a system to warn the driver if occupants are left unattended in the rear seats, and positioning anchorages for child restraints and safety belts (FMVSS 225). In 2024, NHTSA published a proposal for a new standard on pedestrian protection (FMVSS No. 228) and the final rule revising the existing regulation FMVSS 210 to improve the test requirements for safety belt anchorage strength. Regarding electric vehicle safety, NHTSA proposed a brand new standard, FMVSS 305a, to replace the existing one and enhance occupant protection. Other rulemakings are at a preliminary stage.

The regulatory updates mentioned above will likely introduce requirements specific to the U.S. market, compelling manufacturers to develop tailored design solutions. This could lead to substantial research and development expenditures.

In 2017, the Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard. Among the United Nations contracting parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which has been enforced starting in 2020. These regulations related to electric vehicle safety are currently being revised to enhance occupant protection in the event of thermal propagation and to safeguard the battery pack from bottom impacts caused by road obstacles. Several passive safety standards introducing more stringent requirements have been adopted at the end of 2024 (e.g. front and rear protective devices, roof crush and safety-belts and restraint systems anchorages for occupant) and other revised regulations (e.g. pedestrian protection, lateral and rear collision, are expected to be enforced from the beginning of 2025. The relevant Chinese Authority (CATARC) is working on a new draft of the binding regulation GB/T 18488 on drive motor system (DMS) for electric vehicles, introducing more stringent technical requirements, test methods and inspection requirements on electric motors. This draft introduces more stringent technical and performance requirements, test methods, and inspection criteria for electric motors. During 2021, 2022 and 2023, the Chinese authorities worked on several rulemaking initiatives related to active safety (e.g., ADAS, eCall), which are not yet mandatory for certification purposes and contribute to the regulatory uncertainty in this market. In particular, the development of a new binding standard for Automatic Emergency Braking systems began in 2024 and is not expected to be harmonized with the corresponding international standards that are widely adopted. The lack of harmonization of Chinese regulatory requirements is increasing in recent years. This situation could lead to substantial research and development expenditure, specifically for the Chinese market.

Regulatory fragmentation is also emerging in other markets such as the UK and South Korea, primarily due to specific market needs and domestic policy priorities.

Connectivity

In 2020, the European Commission issued its new digital strategy policies, which represent a priority in its regulatory agenda. During 2021, several draft proposals were issued in this respect, including in relation to Real Time Traffic Information (RTTI), Connected and Intelligent Transport Systems (C-ITS) and Artificial Intelligence (AI). The RTTI and ITS proposals were finalized in December 2023 through the adoption of the Commission Delegated Regulation (EU) 2022/670 and the Directive (EU) 2023/2661, respectively.

In 2022, the European Commission announced the intention to present a proposal amending the European Type Approval Framework (Regulation (EU) 2018/858) to include provisions on access to in-vehicle data. This measure would aim to address certain sector-specific issues such as bi-directional access to vehicle resources and the interplay between access to data and cybersecurity. Since the announcement, the European Commission has not yet disclosed the proposal for the sector-specific regulation. Updates are expected in 2025 with the publication of the European Commission’s working program. As regards software and cybersecurity management issues, the proposal is expected to include replacement parts, new categories of autonomous vehicles and replacement of batteries. In September 2022, the European Commission also presented a proposal of a new regulation setting up cybersecurity requirements covering a wide range of digital products and related ancillary services. The proposal would be aimed at strengthening the cybersecurity of products placed on the EU market throughout their whole lifecycle, improving and extending the provisions and the scope of existing regulation. The final rule was published in 2024. However, motor vehicles and components are exempt from these requirements, as compliance with specific requirements is already mandated by Regulation (EU) 2019/2144 that, starting from 2022, began enforcing regulations on cyber security and software updates.

In 2024, Chinese authorities issued new regulations on cybersecurity and software updates management, introducing specific technical requirements that differ from those provided by the equivalent UNECE regulations. These new requirements may necessitate modifications in the electronic design of our models.

For the U.S. market, in October 2024, the Bureau of Industry and Security, an agency within the U.S. Department of Commerce, released a proposal for a regulation on supply chain control of connected and self-driving vehicles. The regulation aims to prohibit the import and sale of software and components (including those installed in vehicles) produced or developed in China and Russia, and to establish a compliance mechanism through a declaration of conformity.

Financial Overview

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
    The following discussion of our financial condition and results of operations should be read together with the information included in the sections “Overview” and “Overview of our Business”, as well as in the Consolidated Financial Statements elsewhere in this document. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements.

Trends, Uncertainties and Opportunities
Shipments: Low volume strategy and brand exclusivity — Our net revenues and results of operations depend on, among other things, the achievement of volume and mix targets established in our budgets and business plans, which we define in line with our low volume strategy to pursue controlled growth and preserve brand exclusivity. As part of this strategy, we seek to manage waiting lists in the various markets in which we operate in order to respond optimally to relative levels of demand, based on our order books, while being sensitive to local client expectations in the markets where we operate. We believe that waiting lists have promoted the sense of exclusivity of our products and, accordingly, we monitor and manage waiting lists to enhance this exclusivity while ensuring the highest levels of client service and satisfaction.
In order to maintain our brand’s aura of exclusivity among purchasers of our cars, we have continued our low volume strategy while responding to growing demand and to demographic changes as the size and spending capacity of our target clients has grown, gradually increasing annual shipments from 7,255 in 2014, the year before our initial public offering and separation from Stellantis, to 13,221 in 2022, 13,663 in 2023 and 13,752 in 2024 (shipments do not include strictly limited racing cars, such as the XX Programme and the 499P Modificata, as well as one-off and pre-owned cars). Our current plans reflect a continuation of our low volume and controlled growth strategy, including the introduction of 15 new models over the period from 2023 to 2026 as announced at our Capital Markets Day in June 2022 (to date we have introduced 8 new models since the start of 2023 and we are planning to launch 6 models in 2025, including our first full electric Ferrari in the fourth quarter of 2025), and a measured increase in shipments above current levels as we continue to (i) broaden our product portfolio in line with our product strategy “Different Ferrari for Different Ferraristi” and “Different Ferrari for Different Moments”, and (ii) target a potentially larger and younger customer base, while preserving and enhancing the exclusivity and value of our brand. In 2024, we sold approximately 81% of our new cars to Ferrari clients that already own at least one Ferrari and 48% of our new cars to Ferrari clients that own multiple Ferrari, which reinforces the demand for our cars and the image of luxury and exclusivity inherent in our brand.

We target our products to the upper end of the luxury car segment and purchasers of our cars tend to belong to the wealthiest segment of the population. As the size and spending capacity of our target client base has grown significantly in recent years, our addressable market and the sense of exclusivity fostered by our low volume strategy have been further enhanced. Given that our shipment strategy is flexible, we are able to adjust the geographical allocation of our shipments to respond to changes in our key markets. The geographic allocation of our shipments and their mix by product reflects our deliberate allocation strategy over the lifecycle of the individual models and is generally impacted by the phase-in/phase-out pace of the models, as well as the length of waiting lists and other market-specific factors and conditions, including our commercial strategy and the potential for future growth. We expect that further growth in shipments will result primarily from our deliberate allocation strategy, as well as from targeting new customer groups, geographies and modes of use through the expansion of our product portfolio.

The following table sets forth our shipments(1) by geographic location:

	For the years ended December 31,
	2024	%	2023	%	2022	%
	(Number of cars and % of total cars)
EMEA
Germany	1,476	10.7%	1,472	10.8%	1,439	10.9%
UK	933	6.8%	1,011	7.4%	997	7.5%
Italy	797	5.8%	740	5.4%	708	5.4%
France	547	4.0%	490	3.6%	473	3.6%
Switzerland	481	3.5%	482	3.5%	497	3.8%
Middle East (2)	479	3.5%	451	3.3%	439	3.3%
Other EMEA (3)	1,491	10.8%	1,417	10.4%	1,405	10.6%
Total EMEA	6,204	45.1%	6,063	44.4%	5,958	45.1%
Americas (4)	4,003	29.1%	3,811	27.9%	3,447	26.1%
of which United States of America	3,452	25.1%	3,262	23.9%	2,924	22.1%
Mainland China, Hong Kong and Taiwan	1,162	8.4%	1,490	10.9%	1,552	11.7%
of which Mainland China	814	5.9%	1,221	8.9%	1,290	9.8%
Rest of APAC (5)	2,383	17.4%	2,299	16.8%	2,264	17.1%
Total	13,752	100.0%	13,663	100.0%	13,221	100.0%
_____________________________
(1)Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars.
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

The level of our capitalized development costs is primarily affected by the timing of updates and renewals to our product portfolio, the pace of our innovation schedule and the integration of newly-introduced powertrain technologies (including hybrid and electric) more broadly into our product portfolio. We continually launch new cars with enhanced technological innovations and design improvements. In 2024, we launched three new models: the 12Cilindri, the 12Cilindri Spider and our new limited edition Supercar, the F80, in line with our previously announced objective of introducing 15 new models over the period from 2023 to 2026, with a view to maintaining our product portfolio’s leading position and to respond quickly to market demand and technological breakthroughs. We will continue to focus on a well-diversified product portfolio composed of three different powertrains (ICE, hybrid and electric), while increasing the integration of hybrid and electric technologies in future models, as evidenced by shipments of our hybrid models surpassing those of our ICE models for the first time in 2024, as well as our first full electric Ferrari which we expect to launch in the fourth quarter of 2025.

A portion of our research and development efforts are related to the development of the various components used in our models, and in particular, hybrid, electric, electronic and mechanical components. Our continued focus on component development has the objective of improving performance and reducing the costs to develop new models. Our strategy involves making core components in-house, as well as collaborating with partners to co-develop and tailor best in class solutions for state-of-the-art technologies. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related assets or components. Our Range models typically have a lifecycle of four to five years, while our Special Series, Icona and Supercar models typically have shorter lifecycles, and the useful life of components may be up to eight years.

We also incur research and development costs in connection with our Formula 1 and other racing activities, including initiatives to maximize the performance, efficiency and safety of our racing cars. While we develop these technologies for initial use in our Formula 1 and other racing cars, we seek to transfer these technologies and components to models in our current and future product portfolio, where appropriate. Technological developments and changes in the regulations of the Formula 1 World Championship generally lead us to design, develop and construct a new racing car to be used for one year only and therefore the costs incurred for the design, development and construction of a new racing car are generally expensed as incurred and classified as research and development costs in the income statement, unless the technology is expected to be used for more than one year and the costs meet the capitalization criteria in IAS 38. Research and development costs for Formula 1 activities can vary from year to year and may be difficult to predict because they are subject to, among other things, the need to respond to our car’s performance relative to other racing teams and changes in racing regulations, including the number of races and inflation.

Formula 1 financial regulations include a budget cap to limit the amount of spending for chassis costs that may be incurred by the teams participating in the Formula 1 World Championship (primarily costs relating to the development and manufacturing of the racing car chassis and excluding, among others, the activities to enable the supply of power units, marketing costs, drivers’ salaries and the top three personnel at each team). Additionally, starting in 2023, a cap was also introduced for the development of the power units that will be used for the 2026 season. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The budget cap for the 2024 Formula 1 season was €148 million in relation to the development and manufacturing of the racing car chassis and €98.5 million relating to the power units that will be used in the 2026 season. The budget cap for the 2025 season is currently in the process of being defined but is expected to be higher than in 2024, which, other things being equal, would lead to higher cost of sales and research and development costs in the period.

As a result of our strategy to continuously innovate and broaden our product portfolio and integrate hybrid, electric and other advanced technologies into our cars, our capitalized development costs have gradually increased during the period from 2022 to 2024, from €416 million in 2022 to €448 million in 2023 and €476 million in 2024. This has contributed to an increase in the proportion of capitalized development costs compared to total research and development incurred, including the effects of the advancement through the stages of development for many of the technologies we are creating, as well as the aforementioned caps on certain costs we are allowed to incur for the chassis of our Formula 1 racing cars and the development of the power unit to be introduced in 2026 (in accordance with applicable FIA financial regulations). In particular, capitalized development costs as a proportion of total research and development incurred (both capitalized and expensed) increased from 44.5 percent in 2022 to 45.4 percent in 2023 and 45.8 percent in 2024.

The following table summarizes our research and development expenditure for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
	(€ million)
Capitalized development costs (1)	476	448	416
Research and development costs expensed (A)	563	539	518
Total research and development incurred	1,039	987	934

Amortization of capitalized development costs (B)	331	343	258

Research and development costs as recognized in the consolidated income statement (A+B)	894	882	776
_____________________________
(1)Capitalized to development costs within intangible assets.

Car Profitability — The relative profitability of the cars we sell tends to vary depending on a number of factors, including the exclusivity of the offering, overall performance of the car and its technological advancement and content, engine type and performance, level of personalization and the geographic market in which the cars are sold. For example, our strictly limited edition Icona models (the most recent is the Daytona SP3 for which shipments commenced in the fourth quarter of 2022), as well as our limited edition Supercars (the most recent is the F80 for which shipments are expected to start in last quarter of 2025) have sales prices that are significantly higher than other models in our product portfolio in light of their exclusivity, as well as the advanced technology and design these models feature. In general, these more exclusive offerings generate higher revenues and provide better margins than those generated on shipments of our Range and Special Series models, thereby improving our financial performance in the periods in which they are sold. We plan to launch our Icona models more frequently compared to our Supercars and we expect this to moderate potential fluctuations in financial performance due to the cadence of launches of our Supercars. Additionally, car profitability may vary between countries as a result of, among other things, economic conditions, the maturity of the market, customs duties and tariffs, as well as emissions regulations.

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

Sponsorship, Commercial and Brand Net Revenues — Our revenues from sponsorship, commercial and brand activities are primarily impacted by, among other things, the appeal of our brand, as well as the historical success and current performance of our racing teams (primarily from our participation in the FIA Formula 1 World Championship with Scuderia Ferrari and in the World Endurance Championship with the Ferrari Endurance Team), which both impact our ability to attract new sponsors and promote brand activities. Additionally, our revenues from sponsorship, commercial and brand activities are also influenced by the overall popularity of Formula 1 and our other racing competitions more broadly.

We have increased our net revenues from sponsorship, commercial and brand activities in recent years, from €499 million in 2022 to €572 million in 2023 and €670 million in 2024, representing annual growth of 14.6 percent and 17.1 percent, respectively. This trend has been driven primarily by new racing sponsorships, as well as by commercial revenues linked to our racing performance and our brand activities.

Cost of Sales and Selling, General and Administrative Costs — Cost of sales primarily includes costs incurred in the manufacturing and distribution of our cars and spare parts. The cost of materials, components and labor are the most significant elements, while the remaining costs primarily relate to depreciation, insurance and transportation, as well as warranty and product liability-related costs, which are estimated and recorded at the time our cars or products are shipped. Interest expenses and other financial charges that are directly attributable to our financial services activities in the United States, including provisions for risks and write-downs of financial assets, are also reported in cost of sales.

In manufacturing our cars, we incur costs (through production or purchase) for a variety of raw materials (the most significant of which is aluminum), components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as castings and tires) and supplies, as well as for utilities, logistics and other services from numerous suppliers. Fluctuations in the cost of sales are primarily related to the number of cars we produce and sell, along with changes in the mix of models in our product portfolio and, primarily in 2022 and 2023, also inflation. Newer models generally have more technologically advanced components and enhancements, including hybrid and electric technology, and therefore have higher costs per unit; however, we aim to price our cars appropriately to recover these costs in line with our profitability strategy. Our Icona, Supercar and One-Off models also generally have higher costs per unit compared to our Range and Special Series cars, although the higher sales prices for these models typically more than offset the higher costs. Cost of sales is also affected by fluctuations of certain raw material prices, although we typically seek to manage these costs and minimize their volatility through the use of long-term fixed price purchase contracts.

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

Economic Conditions and Macro Events — As a result of rising inflation in recent years, we have experienced increases in the costs of our raw materials, energy, utilities, financing and certain other goods and services, resulting in downward pressure on our operating profit (EBIT) margin, although inflation decreased in 2023 compared to 2022 and continued to decrease in 2024.

Following the aforementioned rise in inflation, several main central banks raised interest rates rapidly over the course of 2022 and part of 2023, including in the United States where we offer retail client financing for the purchase of our cars through our fully owned subsidiary FFS Inc, as well as in EMEA where we offer retail client financing (primarily in the UK, Germany and Switzerland) through our equity method investment in Ferrari Financial Services GmbH (for which we hold a 49.9 percent interest). This has resulted in a general increase in the cost of borrowing, which has in turn increased the interest rates on loans we generate for new car financing as well as the cost of funds we use to finance our financial services activities, although the impacts have been tempered following the more recent decrease in central bank rates in the United States, the European Union and elsewhere. If interest rates remain elevated or increase again, it may lead to a higher cost of ownership for customers who finance the purchase of their vehicle, which could have an adverse impact on demand for our cars in certain markets.

The ongoing conflict between Russia and Ukraine that started in February 2022, and the resulting geopolitical tensions have had a significant impact on the global economy, resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn has contributed to higher inflation globally. Many governments and supranational organizations around the world have imposed sanctions on certain industry sectors and Russian parties, as well as enhanced export controls on certain products and industries, including luxury goods. Ferrari has very limited commercial interests in Russia, Ukraine and the areas of conflict, and the effects of the aforementioned sanctions and other measures on our business have been contained.

Additionally, uncertainties regarding future trade arrangements and industrial policies in various countries or regions create additional macroeconomic risk. In the United States, any policy to discourage imports into the United States of vehicles produced elsewhere could adversely affect our operations and the U.S. administration has announced its intention to impose steep tariffs on imported goods, including cars.

Management carefully monitors the inflation outlook and changes to interest rates, as well as developments in the ongoing conflict between Russia and Ukraine, as well as conflicts elsewhere in the world (including the conflict between Israel and Hamas which has caused escalations in the wider region) and geopolitical tensions more generally, in order to appropriately address the potential impacts, direct or indirect, on our operations, order intake, supply chain (including the prices and availability of raw materials), operating costs and financial expenses, as well as potential impacts on our customers, the global financial markets and the financial services industry more broadly. In order to mitigate potential supply chain disruptions that could result from the aforementioned factors, we have at times deliberately maintained a higher level of inventory and may continue to do so.

Effects of Foreign Currency Exchange Rates — We operate in numerous markets worldwide and are affected by fluctuations in foreign currency exchange rates through (i) the translation into Euro upon consolidation of foreign currency financial statements of our subsidiaries with functional currencies other than Euro, which we refer to as the translation impact, and (ii) transactions by entities of the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.

Translation impacts arise in the preparation of the consolidated financial statements; in particular, we present our consolidated financial statements in Euro, while the functional currency of each of our subsidiaries depends on the primary economic environment of the entity. In preparing the consolidated financial statements, we translate into Euro the assets and liabilities of foreign subsidiaries expressed in local functional currency other than Euro using the foreign currency exchange rates prevailing at the balance sheet date, while we translate income and expenses using the average foreign currency exchange rates for the period presented. Accordingly, fluctuations in the foreign currency exchange rates of the functional currencies of our subsidiaries against the Euro impacts our results of operations.

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

Typically, an appreciation/depreciation of the U.S. Dollar, and the other currencies in which we operate, against the Euro positively/negatively impacts our net revenues and results of operations, although the impacts of fluctuations in foreign currency exchange rates are also impacted by our hedging operations. In 2024, foreign currency exchange impact (including hedging transactions) on our revenues and operating profit was negative, mainly driven by the U.S. Dollar, the Japanese Yen and the Chinese Yuan. Currency changes also had a negative impact in 2023, primarily due to the depreciation of the U.S. Dollar, the Japanese Yen and the Chinese Yuan against the Euro, but these were partially offset by our hedges.

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

Patent Box Benefit — Income taxes for the years ended December 31, 2024, 2023 and 2022 benefited from the application of the Patent Box tax regime by Article 1, par. 37-45 of Law No. 190 of December 23, 2014, as amended and supplemented from time to time, which provides tax benefits for companies that generate income through the use of intangible assets. Starting in 2020 the Group has implemented the Patent Box tax regime, covering the period from 2020 to the conclusion of this regime in 2024, with the recognition of the associated tax benefit distributed over three equal annual installments.

The Law Decree (Decree) n. 146 enacted by the Italian authorities, effective from October 22, 2021 and as amended by the 2022 Italian budget law, replaces the previous Patent Box tax regime with a new one that provides a 110% “super tax deduction” for certain costs related to eligible intangible assets. The Decree also outlines a transitional procedure for the coexistence of both regimes during their applicable periods. As a result of a change in the Patent Box tax regime, we expect our effective tax rate to increase in 2025 compared to 2024.

For additional information see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.

Asset-backed Financing (Securitizations) — We pursue a strategy of autonomous financing for our financial services activities in the United States, which involves limiting or reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. As our financial services portfolio has increased due to growth of the business, our asset-backed financing (securitizations) has also increased to finance the underlying receivables. In particular, the increase of €211 million in our receivables from financing activities from €1,451 million at December 31, 2023 to €1,662 million at December 31, 2024 was accompanied by an increase of €176 million, in our asset-backed financing (securitizations) from €1,166 million at December 31, 2023 to €1,342 million at December 31, 2024 (including the effects of foreign currency translation impact).

For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Results of Operations

Consolidated Results of Operations – 2024 compared to 2023 and 2023 compared to 2022

The following is a discussion of the results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 and for the year ended December 31, 2023 compared to the year ended December 31, 2022. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2024	Percentage of net revenues	2023	Percentage of net revenues	2022	Percentage of net revenues
	(€ million, except percentages)
Net revenues	6,677	100.0%	5,970	100.0%	5,095	100.0%
Cost of sales	3,330	49.9%	2,996	50.2%	2,649	52.0%
Selling, general and administrative costs	561	8.4%	463	7.7%	428	8.4%
Research and development costs	894	13.4%	882	14.8%	776	15.2%
Other expenses, net	12	0.1%	18	0.3%	21	0.4%
Result from investments	8	0.1%	6	0.1%	6	0.1%
Operating profit (EBIT)	1,888	28.3%	1,617	27.1%	1,227	24.1%
Financial income	147	2.2%	132	2.2%	84	1.2%
Financial expenses	146	2.2%	147	2.5%	133	2.2%
Financial (income)/expenses, net	(1)	—%	15	0.3%	49	1.0%
Profit before taxes	1,889	28.3%	1,602	26.8%	1,178	23.1%
Income tax expense	363	5.4%	345	5.7%	239	4.7%
Net profit	1,526	22.9%	1,257	21.1%	939	18.4%

Net revenues

The following table sets forth an analysis of our net revenues for each of the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,						Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2022	Percentage of net revenues	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Cars and spare parts (1)	5,728	85.8%	5,119	85.7%	4,321	84.8%	609	11.9%	798	18.5%
Sponsorship, commercial and brand (2)	670	10.0%	572	9.6%	499	9.8%	98	17.1%	73	14.6%
Other (3)	279	4.2%	279	4.7%	275	5.4%	—	—%	4	1.4%
Total net revenues	6,677	100.0%	5,970	100.0%	5,095	100.0%	707	11.8%	875	17.2%
_____________________________
(1) Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and in the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €127 million and €155 million for the years ended December 31, 2023 and 2022 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.

2024 compared to 2023

Net revenues for 2024 were €6,677 million, an increase of €707 million or 11.8 percent (an increase of 13.4 percent on a constant currency basis), compared to €5,970 million for 2023.

The increase in net revenues was attributable to the combination of (i) a €609 million increase in cars and spare parts and (ii) a €98 million increase in sponsorship, commercial and brand.

Cars and spare parts

Net revenues generated from cars and spare parts for 2024 were €5,728 million, an increase of €609 million or 11.9 percent, compared to €5,119 million for 2023.

The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as a higher contribution from personalization. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the U.S. Dollar, the Japanese Yen and the Chinese Yuan.

Total shipments in 2024 were 13,752, an increase of 89 cars or 0.7 percent, compared to 13,663 in 2023. Our product portfolio during the year included ten internal combustion engine (ICE) models and six hybrid engine models, which represented 48.7 percent and 51.3 percent of shipments, respectively. Both the number of hybrid cars and the proportion of hybrid cars to the total number of cars shipped continued to increase in 2024 compared to 2023, surpassing those of ICE vehicles for the first time, in line with our strategy to integrate newly-introduced powertrain technologies more broadly into our product portfolio. Shipments were mainly driven by the Purosangue, the Roma Spider and the 296 GTS, as well as our first shipments of the SF90 XX family during the year and the 12Cilindri in the fourth quarter, while the 812 Competizione A was approaching the end of its lifecycle and the Portofino M, the SF90 Stradale, the 812 GTS, the 812 Competizione and the Roma were phased out during the year. Shipments of the Daytona SP3 increased year-over-year in line with our delivery plans.

The €609 million increase in net revenues from cars and spare parts was composed of: (i) a €335 million increase in Americas (ii) a €273 million increase in EMEA, and (iii) an €47 million increase in APAC, partially offset by (iv) a €46 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects deliberate volume and product allocation in different markets.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities for 2024 were €670 million, an increase of €98 million or 17.1 percent, compared to €572 million for 2023. The increase was primarily attributable to new sponsorships and lifestyle activities.

Other

Other net revenues were €279 million for 2024 and for 2023, with higher revenues from financial services activities substantially offset by the end of the supply of engines to Maserati.

2023 compared to 2022

Net revenues for 2023 were €5,970 million, an increase of €875 million or 17.2 percent (an increase of 17.1 percent on a constant currency basis), compared to €5,095 million for 2022.

The increase in net revenues was attributable to the combination of (i) a €798 million increase in cars and spare parts, (ii) a €73 million increase in sponsorship, commercial and brand and (iii) a €4 million increase in other revenues.

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

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities for 2023 were €572 million, an increase of €73 million, or 14.6 percent, compared to €499 million for 2022. The increase was primarily attributable to new racing sponsorships, higher Formula 1 commercial revenues and a better Formula 1 ranking in 2022 compared to 2021, as well as the contribution from lifestyle activities.

Other

Other net revenues for 2023 were €279 million, an increase of €4 million or 1.4 percent, compared to €275 million for 2022. The increase was mainly driven by an increase of financial services activities.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2022	Percentage of net revenues	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Cost of sales	3,330	49.9%	2,996	50.2%	2,649	52.0%	334	11.1%	347	13.1%
2024 compared to 2023

Cost of sales for 2024 was €3,330 million, an increase of €334 million or 11.1 percent, compared to €2,996 million for 2023. As a percentage of net revenues, cost of sales was 49.9 percent in 2024 compared to 50.2 percent in 2023.

The increase in cost of sales was primarily attributable to a change in product mix, higher industrial costs, as well as racing and other supporting activities, partially offset by the end of the supply of engines to Maserati.

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

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2022	Percentage of net revenues	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Selling, general and administrative costs	561	8.4%	463	7.7%	428	8.4%	98	21.3%	35	8.1%

2024 compared to 2023

Selling, general and administrative costs for 2024 were €561 million, an increase of €98 million or 21.3 percent, compared to €463 million for 2023. As a percentage of net revenues, selling, general and administrative costs were 8.4 percent in 2024 compared to 7.7 percent in 2023.

The increase in selling, general and administrative costs mainly reflects continuing initiatives for software, digital infrastructure and organizational development, as well as brand investments.

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

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2022	Percentage of net revenues	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Research and development costs expensed during the year	563	8.4%	539	9.1%	518	10.1%	24	4.5%	21	4.1%
Amortization of capitalized development costs	331	5.0%	343	5.7%	258	5.1%	(12)	(3.5%)	85	33.0%
Research and development costs	894	13.4%	882	14.8%	776	15.2%	12	1.4%	106	13.7%
2024 compared to 2023

Research and development costs for 2024 were €894 million, an increase of €12 million or 1.4 percent, compared to €882 million for 2023. As a percentage of net revenues, research and development costs were 13.4 percent in 2024 compared to 14.8 percent in 2023.

The increase of €12 million was primarily driven by an increase in research and development costs expensed of €24 million, driven by racing activities and our focus on continuous innovation, partially offset by a decrease in amortization of capitalized development costs of €12 million, mainly driven by the phase-out of certain models.

2023 compared to 2022

Research and development costs for 2023 were €882 million, an increase of €106 million or 13.7 percent, compared to €776 million for 2022. As a percentage of net revenues, research and development costs were 14.8 percent in 2023 compared to 15.2 percent in 2022.

The increase of €106 million was primarily attributable to (i) higher amortization of capitalized development costs of €85 million driven by a general increase in capitalized development costs in recent years (€448 million in 2023 and €416 million in 2022) in line with our strategy to innovate and broaden our product portfolio, as well as by (ii) higher research and development costs expensed of €21 million driven by Formula 1 and other racing activities.

Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Other income	22	11	13	11	99.1%	(2)	(12.0%)
Other expense	34	29	34	5	14.8%	(5)	(12.2%)
Other expenses, net	12	18	21	(6)	(34.2%)	(3)	(12.3%)

Other expenses primarily consist of indirect taxes, provisions and other miscellaneous expenses. Other income primarily consists of rental income, gains on the disposal of property, plant and equipment and releases of previously recognized provisions, as well as other miscellaneous income. The increase in other income in 2024 compared to 2023 primarily relates to indemnities received from suppliers.

Operating profit (EBIT)

	For the years ended December 31,						Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2022	Percentage of net revenues	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Operating profit (EBIT)	1,888	28.3%	1,617	27.1%	1,227	24.1%	271	16.7%	390	31.8%

2024 compared to 2023

Operating profit (EBIT) for 2024 was €1,888 million, an increase of €271 million or 16.7 percent, compared to €1,617 million for 2023. As a percentage of net revenues, operating profit (EBIT) increased from 27.1 percent in 2023 to 28.3 percent in 2024.

The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €7 million, (ii) €386 million of positive product mix, sustained by the Daytona SP3 and a few units of the 499P Modificata, as well as higher contribution from personalizations and positive country mix driven by the Americas, (iii) negative contribution of €12 million from research and development costs, (iv) negative contribution of €98 million from selling, general and administrative costs, (v) positive contribution of €70 million driven by new sponsorships and lifestyle activities, partially offset by higher costs due to the better 2024 Formula 1 season ranking, and (vi) negative foreign currency exchange impact of €82 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar, the Japanese Yen and the Chinese Yuan.
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

Financial (income)/expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Financial income	147	132	84	15	11.2%	48	57.8%
Financial expenses	146	147	133	(1)	(1.0%)	14	10.4%
Financial (income)/expenses, net	(1)	15	49	(16)	(108.0%)	(34)	(69.7%)
2024 compared to 2023

Financial income, net was €1 million for 2024 compared to financial expenses, net of €15 million for 2023. The net change was primarily attributable to an increase in financial income of €15 million, mainly driven by (i) positive net foreign currency exchange impact (including the net costs of hedging) and (ii) higher interest income on cash and cash equivalents, partially offset by (iii) a decrease in gains recognized on the cash tender of bonds (no cash tenders of bonds were made in

2024 while in the third quarter of 2023 we executed a partial cash tender on a bond due in 2025, resulting in gains in 2023 of €8 million).

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

Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(€ million, except percentages)
Income tax expense	363	345	239	18	5.3%	106	44.6%
2024 compared to 2023

Income tax expense for 2024 was €363 million, an increase of €18 million, compared to €345 million for 2023. Income taxes for both years benefited from the coexistence of two Patent Box tax regimes, which provide tax benefits for companies using intangible assets.1 See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this Report for additional information related to the Patent Box tax regime in Italy.

The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by a decrease of the effective tax rate.

The effective tax rate was 19.2 percent in 2024 compared to 21.5 percent in 2023, mainly reflecting the coexistence of the two aforementioned Patent Box tax regimes, with a greater effect of the new regime in 2024 compared to 2023.

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
1 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets and allows for a transitional period where both regimes coexist.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities, mainly for the production of our cars, as well as for personnel and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the enrichment of our product portfolio with hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. For example, in 2024 we distributed dividends of €440 million to owners and made common share repurchases of €581 million, together representing nearly 100 percent of our Industrial Free Cash Flow from Industrial Activities for the year of €1,027 million. For additional information relating to Free Cash Flow from Industrial Activities, which is a non-GAAP financial measures, see “—Non-GAAP Financial Measures”.

We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, supported by the access to debt capital markets, will be sufficient to meet our short-term and long-term liquidity requirements. See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

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

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 70 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars. However, the advances we collect on cars may be subject to timing differences from period to period as a result of the number of models in our product portfolio for which we collect advances and the stage of their lifecycle at a given point in time, which ultimately impacts our working capital.
Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and integrate hybrid and electric powertrains into our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new paint shop.

The payment of income taxes also affects our cash flows. We pay the first tax advance payment in the second and/or third quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarter. Our income tax expense and tax payments in 2024, 2023 and 2022 benefited from applying the Patent Box tax regime in Italy. See Note 10 “Income Taxes” to the Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2024, 2023 and 2022. For additional details of our cash flows, see our Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2024	2023	2022
	(€ million)
Cash and cash equivalents at beginning of the year	1,122	1,389	1,344
Cash flows from operating activities	1,927	1,717	1,403
Cash flows used in investing activities	(987)	(867)	(805)
Cash flows used in financing activities	(325)	(1,109)	(554)
Translation exchange differences	5	(8)	1
Total change in cash and cash equivalents	620	(267)	45
Cash and cash equivalents at end of the year	1,742	1,122	1,389
2024 compared to 2023

For the year ended December 31, 2024 cash and cash equivalents held by the Group increased by €620 million compared to a decrease in cash and cash equivalents of €267 million for the year ended December 31, 2023. The difference in the net change in cash and cash equivalents in 2024 compared to 2023 of positive €887 million was mainly attributable to the combined effects of:

(i)a decrease in cash flows used in financing activities of €784 million in 2024 compared to 2023, driven by (i) an increase in proceeds from debt of €677 million, (ii) a decrease in repayments of debt of €338 million, partially offset by (iii) an increase in dividends paid to owners of €111 million and (iv) an increase in share repurchases of €120 million; and

(ii)an increase in cash flows from operating activities of €210 million in 2024 compared to 2023, primarily driven by an increase in net profit excluding non-cash items of €276 million, a decrease in cash absorbed from inventories, trade receivables and trade payables of €56 million and (iii) lower net finance costs paid of €50 million, partially offset by (iv) higher income tax paid of €117 million and (v) a decrease from other operating assets and liabilities of €69 million;

partially offset by:

(iii)an increase in cash flows used in investing activities of €120 million in 2024 compared to 2023, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for the development of new models, components and infrastructure.

2023 compared to 2022

For the year ended December 31, 2023 cash and cash equivalents held by the Group decreased by €267 million compared to an increase in cash and cash equivalents of €45 million for the year ended December 31, 2022. The difference in the net change in cash and cash equivalents in 2023 compared to 2022 of negative €312 million was primarily attributable to the combined effects of:

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

partially offset by:

(ii)an increase in cash flows used in investing activities of €62 million in 2023 compared to 2022, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for the development of new models, components and infrastructure; and

(iii)an increase in cash flows used in financing activities of €555 million in 2023 compared to 2022, driven by (i) higher repayments of debt of €583 million (€751 million in 2023 compared to €168 million in 2022), (ii) higher dividends paid of €82 million (€334 million in 2023 compared to €252 million in 2022) and (iii) higher share repurchases of €64 million (€461 million in 2023 compared to €397 million in 2022), partially offset by (iv) an increase in proceeds from debt of €174 million (€436 million in 2023 compared to €262 million in 2022).

Please refer to the following discussion and to the Consolidated Statement of Cash Flows included elsewhere in this document for additional information related to our cash flows.

A summary of the cash flows from or used in operating, investing and financing activities for each year is provided below.

Operating Activities — Year Ended December 31, 2024

For the year ended December 31, 2024, our cash flows from operating activities were €1,927 million, primarily attributable to:

(i)net profit of €1,526 million, adjusted for €667 million for depreciation and amortization expense, €363 million of income tax expense and net other non-cash expenses of €165 million (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method); and

partially offset by:
(i)€244 million of cash absorbed from the net change in inventories, trade receivables and trade payables, attributable to inventories for €158 million mainly driven by an enriched product mix and trade receivables for €94 million mainly driven by product mix and sponsorship agreements, partially offset by higher trade payables for €8 million;

(ii)€119 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio due to volume growth;

(iii)€20 million of cash absorbed from the change in other operating assets and liabilities;

(iv)€1 million of net finance costs paid; and

(v)€410 million of income tax paid.

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

partially offset by:

(i) €305 million of income tax paid;

(ii) €188 million of cash absorbed by receivables from financing activities, driven by an increase in the financial services portfolio;

(iii) €98 million of cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to higher overall volumes; and

(iv) €32 million of net finance costs paid.

Investing Activities — Year Ended December 31, 2024

For the year ended December 31, 2024 our net cash used in investing activities was €987 million, primarily attributable to capital expenditures of (i) €507 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €482 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “—Capital Expenditures” below.

Investing Activities — Year Ended December 31, 2023

For the year ended December 31, 2023, our net cash used in investing activities was €867 million, primarily attributable to capital expenditures of: (i) €487 million for intangible assets, mainly related to externally acquired and internally generated developments costs, and (ii) €382 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “—Capital Expenditures” below.

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

Financing Activities — Year Ended December 31, 2024

For the year ended December 31, 2024, net cash used in financing activities was €325 million, primarily attributable to:

(i)€581 million to repurchase common shares under the Company’s share repurchase program (including the Sell-to-Cover practice under the Group’s equity incentive plans);

(ii)€445 million of dividends paid (of which €5 million was to non-controlling interests);

(iii)€244 million for repayments related to our revolving securitization programs in the United States;
(iv)€105 million for repayments of borrowings from banks and other financial institutions; and
(v)€62 million for repayments of lease liabilities and other debt;
partially offset by:
(vi)€496 million in proceeds from the issuance of a new bond with a principal amount of €500 million due in 2030;
(vii)€340 million in proceeds related to our revolving securitization programs in the United States;
(viii)€225 million in proceeds from bank borrowings; and
(ix)€51 million in proceeds from other debt.

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

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Our capital investments generally focus on efforts to support continuous product portfolio renewal and expansion, including for the required infrastructure, as well as development activities aimed at continually innovating and improving our cars, including the integration of hybrid and electric engine technology more broadly into our product portfolio. We expect that our capital expenditures in the next few years will continue to be primarily focused on broadening and innovating our product range, consistent with our plans to launch 15 models over the period from 2023 to 2026, as well as on infrastructure investments to further enhance our technological edge with innovation and the development of core components in house.

Capital expenditures for the years ended December 31, 2024, 2023 and 2022 were €1,064 million, €911 million and €824 million, respectively.

The following table sets forth a breakdown of capital expenditures by category for each of the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	476	448	416
Patents, concessions and licenses	26	24	31
Other intangible assets	5	15	10
Total intangible assets	507	487	457
Property, plant and equipment
Land and industrial buildings	58	32	18
Plant, machinery and equipment	105	113	154
Other assets	61	36	27
Advances and assets under construction	333	243	168
Total property, plant and equipment	557	424	367
of which leases recognized in accordance with IFRS 16	75	42	19
Total capital expenditures	1,064	911	824
Intangible assets

Our total capital expenditures for intangible assets for the year ended December 31, 2024 were €507 million (€487 million and €457 million for the years ended December 31, 2023 and 2022, respectively).

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

In recent periods, our capitalized developments costs have significantly increased for the aforementioned initiatives from €416 million in 2022 to €448 million in 2023 and €476 million in 2024. This has contributed to an increase in the proportion of capitalized development costs compared to total research and development incurred due to the effects of the advancement through the stages of development for many of the technologies we are creating. In particular, capitalized development costs as a proportion of total research and development incurred (both capitalized and expensed) increased to 45.8 percent in 2024 compared to 45.4 percent in 2023 and 44.5 percent in 2022.
For the year ended December 31, 2024, we invested €476 million in externally acquired and internally generated development costs, of which €283 million primarily related to the development of models to be launched in future years and €193 million primarily related to the development of our current product portfolio and components.

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

Property, plant and equipment
Our total capital expenditures in property, plant and equipment for the year ended December 31, 2024 were €557 million (€424 million and €367 million for the years ended December 31, 2023 and 2022, respectively), of which €75 million related to right-of-use assets (€42 million and 19 million for the years ended December 31, 2023 and 2022, respectively).

For the years ended December 31, 2024, 2023 and 2022, we made significant investments in infrastructures in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments:

•for our new e-building, which was inaugurated in June 2024;

•in car and engine production lines (including for models to be launched in future years), as well as in our personalization programs; and

•the new paint shop.

At December 31, 2024, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €397 million (€115 million at December 31, 2023). The increase in contractual commitments reflects the aforementioned period of structurally higher capital spending as we make investments in infrastructure projects, including the new paint shop, as well as broaden our car architectures, prioritize innovation and advanced technologies, and enrich our product portfolio with hybrid and electric powertrains.

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2024:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt (1)	1,176	739	375	800	3,090
Interest on long-term debt (2)	80	82	51	13	226
Lease obligations (principal) (3)	26	39	26	35	126
Lease obligations (interest)	3	5	3	3	14
Unconditional minimum purchase obligations (4)	112	56	46	—	214
Purchase obligations (5)	307	90	—	—	397
Total contractual obligations	1,704	1,011	501	851	4,067
_____________________________
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
(2)    Amounts include interest payments based on the contractual terms and current interest rates on our long-term debt. Where interest rates are variable, they were determined using the rates in effect at December 31, 2024.
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

The long-term debt obligations reflected in the table above can be reconciled to the amount recognized in the consolidated statement of financial position at December 31, 2024 (in our Consolidated Financial Statements included elsewhere in this document) as follows:

(€ million)
Debt	3,352
Short-term debt obligations	(124)
Lease liabilities	(126)
Accrued interest and amortized cost effects	(12)
Long-term debt	3,090
Pension, post-employment benefits and other provisions for employees

We provide post-employment benefits for certain active employees and retirees of the Group. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations or other provisions for employees. At December 31, 2024, the liability for such obligations amounted to €134 million (€123 million at December 31, 2023). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.

Other commitments and obligations

We have entered into various arrangements with unconsolidated third parties in the ordinary course of business under which we have certain commitments and obligations that are not currently reported as obligations in our consolidated statement of financial position. For additional information see Note 29 “Commitments” to the Consolidated Financial Statements included elsewhere in this document.
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

While similar measures are widely used in the industry in which we operate, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards.

EBITDA and Adjusted EBITDA

EBITDA is defined as net profit before income tax expense, financial (income)/expenses, net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the years ended December 31,
	2024	2023	2022
	(€ million)
Net profit	1,526	1,257	939
Income tax expense	363	345	239
Financial (income)/expenses, net	(1)	15	49
Operating profit (EBIT)	1,888	1,617	1,227
Amortization and depreciation	667	662	546
EBITDA	2,555	2,279	1,773
Adjustments	—	—	—
Adjusted EBITDA	2,555	2,279	1,773

Adjusted Operating Profit (Adjusted EBIT)

Adjusted Operating Profit (Adjusted EBIT) represents operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the years ended December 31, 2024, 2023 and 2022. There were no adjustments impacting Operating Profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the years ended December 31,
	2024	2023	2022
	(€ million)
Operating profit (EBIT)	1,888	1,617	1,227
Adjustments	—	—	—
Adjusted Operating Profit (Adjusted EBIT)	1,888	1,617	1,227

Adjusted Net Profit

Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents net profit and Adjusted Net Profit for the years ended December 31, 2024, 2023 and 2022. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the years ended December 31,
	2024	2023	2022
	(€ million)
Net profit	1,526	1,257	939
Adjustments	—	—	—
Adjusted Net Profit	1,526	1,257	939

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

The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the years ended December 31, 2024, 2023 and 2022. There were no adjustments impacting basic Earnings per common share and diluted earnings per common share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the years ended December 31,
		2024	2023	2022
Net profit attributable to owners of the Company	€ million	1,522	1,252	933
Weighted average number of common shares for basic earnings per share	thousand	179,743	181,220	182,836
Basic earnings per common share	€	8.47	6.91	5.11
Adjustments	€	—	—	—
Adjusted Basic Earnings per Common Share	€	8.47	6.91	5.11

Weighted average number of common shares for diluted earnings per share(1)	thousand	179,992	181,511	183,121
Diluted earnings per common share	€	8.46	6.90	5.09
Adjustments	€	—	—	—
Adjusted Diluted Earnings per Common Share	€	8.46	6.90	5.09
_____________________________
(1)For the years ended December 31, 2024, 2023 and 2022, the weighted average number of common shares for diluted earnings per common share includes the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).
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

The following table sets presents our Net Debt, Net Debt of Financial Services Activities and Net Industrial Debt at December 31, 2024 and 2023.

	At December 31,
	2024			2023
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Bonds and notes	(1,413)	—	(1,413)	(904)	—	(904)
Asset-backed financing (Securitizations)	(1,342)	(1,342)	—	(1,166)	(1,166)	—
Borrowings from banks and other financial institutions	(415)	(63)	(352)	(291)	(73)	(218)
Lease liabilities	(126)	—	(126)	(73)	—	(73)
Other debt	(56)	(51)	(5)	(43)	(42)	(1)
Total debt with third parties	(3,352)	(1,456)	(1,896)	(2,477)	(1,281)	(1,196)

Intercompany (1)	—	(29)	29	—	(9)	9
Total debt, net of intercompany	(3,352)	(1,485)	(1,867)	(2,477)	(1,290)	(1,187)

Cash and cash equivalents	1,742	55	1,687	1,122	34	1,088

Net Debt	(1,610)	(1,430)	(180)	(1,355)	(1,256)	(99)
_____________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.
For additional information relating to our total debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. The latter amounted to €1,662 million and €1,451 million at December 31, 2024 and 2023, respectively. For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €1,742 million at December 31, 2024 compared to €1,122 million at December 31, 2023. See “—Cash Flows” above for further details.

At December 31, 2024, 88 percent of our cash and cash equivalents were denominated in Euro (80 percent at December 31, 2023). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in currencies other than the Chinese Yuan), which amounted to €63 million at December 31, 2024 (€81 million at December 31, 2023), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At December 31,
	2024	2023
	(€ million)
Euro	1,536	895
U.S. Dollar	108	97
Chinese Yuan	63	81
Swiss Franc	12	11
Pound Sterling	8	20
Other currencies	15	18
Total	1,742	1,122
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €54 million at December 31, 2024 (€32 million at December 31, 2023).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at December 31, 2024 was €2,292 million (€1,722 million at December 31, 2023).

The following table summarizes our total available liquidity:

	At December 31,
	2024	2023
	(€ million)
Cash and cash equivalents	1,742	1,122
Undrawn committed credit lines	550	600
Total available liquidity	2,292	1,722
The undrawn committed credit lines at December 31, 2024 and 2023 relate to revolving credit facilities. For further details, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

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

The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024			2023			2022
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in)(1) operating activities	1,927	(89)	2,016	1,717	(84)	1,801	1,403	(161)	1,564
Investments in property, plant and equipment, intangible assets and joint ventures	(989)	—	(989)	(869)	—	(869)	(806)	—	(806)
Free Cash Flow	938	(89)	1,027	848	(84)	932	597	(161)	758
_____________________________
(1)For the years ended December 31, 2024, 2023 and 2022, cash flows used in operating activities of financial services activities mainly reflects the outflows derived from the increase in the financial receivables portfolio (receivables from financing activities in the consolidated statement of financial position) of €118.7 million, €107.2 million and €187.9 million, respectively.
Free Cash Flow for the year ended December 31, 2024 was €938 million compared to €848 million for the year ended December 31, 2023 and €597 million for the year ended December 31, 2022. For an explanation of the drivers in Free Cash Flow see “—Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2024 was €1,027 million, an increase of €95 million compared to €932 million for the year ended December 31, 2023. The increase was primarily attributable to (i) an increase in net profit excluding non-cash items of €276 million and (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €56 million, and (iii) lower net finance costs paid of €50 million, partially offset by (iv) an increase in investments in property, plant and equipment and intangible assets of €120 million, reflecting our initiatives for product and infrastructure development, (v) higher income tax paid of €117 million, and (vi) a decrease from other operating assets and liabilities of €69 million.

Free Cash Flow from Industrial Activities for the year ended December 31, 2023 was €932 million, an increase of €174 million compared to €758 million for the year ended December 31, 2022. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in net profit before income tax expense, financial (income)/expenses, net, amortization and depreciation and other non-cash income and expenses, partially offset by (i) higher absorption of cash for working capital, mainly due to an increase in inventories driven by production planning and an enriched product mix, (ii) lower collection of advances for cars in 2023 compared to 2022 (which benefited from the collection of advances for the Daytona SP3), and (iii) higher investments in intangible assets and property, plant and equipment reflecting our initiatives for product and infrastructure development.

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

Major Shareholders

Exor is our largest shareholder through its approximately 24.84 percent shareholding interest in our outstanding common shares (as of February 6, 2025). As a result of the loyalty voting mechanism, Exor’s voting power is approximately 36.69 percent (as of February 6, 2025). In addition, as of February 6, 2025, Trust Piero Ferrari, a Jersey trust established by Mr. Piero Ferrari, holds approximately 10.56 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, a voting power of approximately 15.60 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.

Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, subsequently amended to reflect adherence by Trust Piero Ferrari, summarized below under “—Shareholders’ Agreement”.

Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds approximately 57.07 percent of Exor’s outstanding ordinary shares and 86.29 percent of its voting rights (based on Exor’s latest public capital filings available). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 10, 2025, were Jeroen Preller, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia, Benedetto Della Chiesa, Johannes Casper Brouwer, Filippo Scognamiglio Pasini, Alexandre von Furstenberg and Niccolò Camerana.

Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 6, 2025:

Shareholder	Number of common shares	Percentage owned (1)
Exor N.V. (2)	44,435,280	24.84%
Trust Piero Ferrari (2)	18,894,295	10.56%
Other public shareholders	115,535,414	64.60%

_____________________________
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
(2)Each of Exor and Trust Piero Ferrari participate in the loyalty voting program of Ferrari. As of February 6, 2025, Exor owned 44,435,280 special voting shares and Trust Piero Ferrari owned 18,892,160 special voting shares. Therefore, as discussed above in this section, the voting power of Exor and Trust Piero Ferrari in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 6, 2025, approximately 57.26 million Ferrari common shares, or 29.53 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,882 record holders had registered addresses in the United States.

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

Corporate Governance

Introduction
Ferrari N.V. is a public limited liability company, incorporated under the laws of the Netherlands. The Company is the holding company of the Ferrari Group following the separation of the Ferrari business from Fiat Chrysler Automobiles N.V. (“FCA”), now Stellantis N.V. (“Stellantis”). In this section, the “Company” refers to Ferrari N.V. The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on Euronext Milan (formerly Mercato Telematico Azionario).

In accordance with the NYSE rules, the Company is permitted to follow its home country practice with regard to certain corporate governance standards. Therefore, the Company has adopted, except as discussed below under “Compliance with Dutch Corporate Governance Code”, the best practice provisions of the updated Dutch corporate governance code issued by the Corporate Governance Code Monitoring Committee, which entered into force on January 1, 2018 (the “Dutch Corporate Governance Code”) and is applicable retroactively as from financial year 2017. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and the relationship with the general meeting of shareholders. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code has entered into force on January 1, 2024 and was applicable retroactively as from financial year 2023.

In this Annual Report, the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose, any material departure from the best practice provisions of the Dutch Corporate Governance Code in this and in its future annual reports.

For further information about culture see “—Creating Value for Our Shareholders”.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors” or the “Board”) consists of three or more directors (the “Directors”). The current Board of Directors was appointed at the annual general meeting of shareholders held on April 17, 2024. Its term of office will expire on the day of the next Annual General Meeting of Shareholders, which is currently expected to be on April 16, 2025. Each Director may be reappointed at any subsequent annual general meeting of shareholders.

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

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Piero Ferrari (1)	1945	Vice Chairman and Non-Executive Director
Sergio Duca (1) (2)	1947	Senior Non-Executive Director
Delphine Arnault (1)	1975	Non-Executive Director
Francesca Bellettini	1970	Non-Executive Director
Eddy Cue (1)	1964	Non-Executive Director
John Galantic	1961	Non-Executive Director
Maria Patrizia Grieco (1)	1952	Non-Executive Director
Adam Keswick (1)	1973	Non-Executive Director
Mike Volpi	1966	Non-Executive Director
_____________________________
(1)Reappointed in view of each Board member’s contributions to the Board of Directors in the past eight years and because each Non-Executive Director’s background, specific skills and experience continues to be valuable to the Company on the basis of each Board member’s biography (shown herein below) and the relevant skills that they could bring to the Company (set out in the table herein below).
(2)The Board of Directors has resolved to appoint Sergio Duca as chairman of the Board, as referred to in the Dutch Civil Code, who will in such capacity have the title Chair (Voorzitter).
Nine Directors currently qualify as independent (representing a majority) for purposes of NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and eight Directors qualify as independent (representing a majority) for purposes of the Dutch Corporate Governance Code. In percentage terms, the share of independent members of the non-executive Board members according to the NYSE rules is 100% (nine out of nine) whereas according to the Dutch Corporate Governance Code the percentage is 88.89% (eight out of nine).

Please see “—Diversity Policy” below for a chart representing the Board’s gender and age as of December 31, 2024.

According to the applicable laws and the Regulation of the Board, no works council or similar employee participation bodies are required to be established at the Company.

The Board of Directors has resolved to grant the following titles:

•John Elkann: Chairman of the Company;
•Benedetto Vigna: Chief Executive Officer;
•Piero Ferrari: Vice-Chairman and Non-Executive Director; and
•Sergio Duca: Chair of the Board (Voorzitter) and Senior Non-Executive Director.
The following members are independent within the meaning of the Dutch Corporate Governance Code and NYSE rules:

•Delphine Arnault: Non-Executive Director;
•Francesca Bellettini: Non-Executive Director;
•Eddy Cue: Non-Executive Director;
•Sergio Duca: Senior Non-Executive Director;
•John Galantic: Non-Executive Director;
•Maria Patrizia Grieco: Non-Executive Director;
•Adam Keswick: Non-Executive Director; and
•Mike Volpi: Non-Executive Director.
In addition, Piero Ferrari is considered independent within the meaning of the NYSE rules.

Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.

During 2024, there were four meetings of the Board of Directors. The attendance rate at these meetings was 95.46 percent.

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

Summary biographies for the current Directors of Ferrari are included below:

John Elkann (Chairman of the Company and executive Director) – Mr. John Elkann is Chief Executive Officer of EXOR and Chairman of Stellantis N.V.. Elkann earned a scientific baccalauréat from Lycée Victor Duruy in Paris and an engineering degree from Politecnico di Torino. He began his career in 2001 at General Electric, gaining international experience in Asia, Europe, and North America. As Ferrari’s Chair (since 2018) he has been bolstering the company’s leadership in innovation, luxury and sport competitions while preserving its iconic legacy. Elkann joined Fiat Group in 2003 and contributed to its growth and the eventual creation of Stellantis in 2021, one of the world’s largest automotive groups. In 2009 Elkann established Exor, which is today the largest shareholder of companies such as CNH and Philips, in addition to Ferrari and Stellantis. In 2023, he founded Lingotto, a long-term investment management company. Elkann is a board member of Meta, and a trustee of MoMA. He chairs the Agnelli Foundation, a philanthropy focused on education. He is also a member of JP Morgan International Council and of Allianz International Advisory Board.

Born in 1976, Italian citizenship.

Benedetto Vigna (Chief Executive Officer and executive Director) – Mr. Benedetto Vigna is Chief Executive Officer since September 2021. Before joining Ferrari, he was President of STMicroelectronics’, Analog, MEMS and Sensors Group, since January 2016 and also a member of ST’s Executive Committee from May 31, 2018. Vigna joined ST in 1995 and founded ST’s MEMS activities (Micro-Electro-Mechanical Systems). Under his guidance, ST’s MEMS sensors established ST’s leadership with large OEMs in motion-activated user interfaces. His responsibilities were expanded to include connectivity, imaging and power solutions and he piloted a series of successful moves into new business areas, with a particular focus on the industrial and automotive market segments. During his career Vigna has filed more than 200 patents on micromachining, authored numerous publications and has sat on the boards of several EU-funded programs including startups as well as worldwide recognized boards of Asian and American research centers. Benedetto Vigna graduated in Subnuclear Physics from the University of Pisa.

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

Born in 1945, Italian citizenship.

Sergio Duca (Chairman of the Board of Directors and Senior Non-Executive Director) – Mr. Sergio Duca is a member of the Statutory Auditors of Ferrovie dello Stato Italiane S.p.A. since 2022, He also serves as Chairman of the board of auditors of ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as director of Tofaş Türk Otomobil Fabrikasi Anonim Şirketi from 2018 until April 2024, independent director of OISA Automation System S.p.A. from November 2020 until October

2024, member of the board of Nedcommunity association from May 2019 until May 2022, member of the Statutory Auditors of BasicNet S.p.A. from 2017 until March 2022, Chairman of the Board of Statutory Auditors of Enel S.p.A. from April 2010 until May 2019, Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as Chairman of the board of auditors of the Fondazione per la Scuola of Compagnia di San Paolo until February 2022, Chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, Chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.

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

Born in 1964, American citizenship.

John Galantic (non-executive Director) – John Galantic is the Chief Executive Officer of the Tod’s Group. He earned a BA from Tufts University and an MBA from Harvard Business School. After starting his career at Procter & Gamble in Italy, he held general management roles in Italy, the UK, and the USA at Glaxo SmithKline in Marketing and at Coty as President of Coty Americas, before joining Chanel in 2006. He was the Chief Operating Officer of Chanel Inc. until 2023 and joined the Board of Directors of Chanel Ltd. in 2018. He is also a member of the Board of Directors of Bacardi Ltd.. In 2023, he became an Operating Partner at Advent International and was appointed CEO of Tod’s S.p.A. in September 2024.

Born in 1961, American and Swiss citizenship.

Maria Patrizia Grieco (non-executive Director) – Maria Patrizia Grieco has been the Chairperson of the Board of Directors of Anima Holding since March 2023. She has been also Chairperson of Assonime (the association of the Italian joint stock companies) since June 2021. From May 2020 to March 2023, she was the Chairperson of from the board of directors of Banca Monte dei Paschi di Siena and from May 2014 to May 2020 she was the Chairperson of the board of directors of Enel, the Italian company world leader in the utilities sector. After graduating in law from the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager with the task of reorganizing and repositioning the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013 she was Chief Executive Officer of Olivetti, where she also held the role of Chairperson from 2011. She has been a member of the Board of Directors of Fiat Industrial, CIR and Endesa S.A. and currently serves on the Board of Ferrari and Amplifon. Mrs. Grieco is also a member of the Board of Directors of Bocconi University. Maria Patrizia Grieco was Chairperson of the Italian Corporate Governance Committee from 2017 to 2021. During her mandate, the new Corporate Governance Code for Italian listed companies was issued. In the framework of the G20 Italy, she was Chair of the “Integrity & Compliance” Task Force of the B20 Italy, which provided pragmatic solutions that embraced the renewed concepts of integrity and compliance, to create a better future through inclusion and positive impact. She was also a member of the G20 Business Advisory Board for the Italian Presidency, led by The European House - Ambrosetti. The board supported the Italian Prime Minister in providing contributions to the G20 agenda.

Born in 1952, Italian citizenship.

Adam Keswick (non-executive Director) – Mr. Adam Keswick joined the Jardine Matheson Board in 2007 and was Deputy Managing Director of Jardine Matheson from 2012 to 2016. He was appointed chairman of Matheson & Co. in August 2016. He has held a number of executive positions since joining the Jardine Matheson Group from N M Rothschild & Sons in 2001, including group strategy director and, thereafter, group managing director of Jardine Cycle & Carriage between 2003 and 2007. Mr Keswick is a director of Hongkong Land and Mandarin Oriental. He is also a director of Ferrari N.V. and of Yabuli China Entrepreneurs Forum. He was a director of DFI Retail Group until July 2024, director of Schindler until March 2024 and vice chairman of the supervisory board of Rothschild & Co until November 2023. Mr. Keswick attended Eton College and Edinburgh University where he received his Master of Arts degree in 1995.

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

Born in 1966, American citizenship.

As of December 31, 2024, the members of the Board of Directors had, among other skills, the skills shown in the table below:

Skill Area	Corporate governance and risk management	Financial and accounting	Corporate management	Digital and cybersecurity	Innovation	ESG	Automotive and motorsport industry knowledge	Luxury goods industry knowledge
John Elkann (Executive Chairman and Executive Director)	x	x	x		x	x	x	x
Benedetto Vigna (Chief Executive Officer)	x		x	x	x	x	x	x
Piero Ferrari (Vice Chairman and non-Executive Director)	x		x				x	x
Sergio Duca (Senior Non-Executive Director)	x	x	x			x	x
Delphine Arnault (Non-Executive Director)	x	x	x			x		x
Francesca Bellettini (Non-Executive Director)	x	x	x					x
Eddy Cue (Non-Executive Director)	x		x	x	x	x
John Galantic (Non-Executive Director)	x		x			x		x
Maria Patrizia Grieco (Non-Executive Director)	x	x	x			x	x
Adam Keswick (Non-Executive Director)	x	x	x				x
Mike Volpi (Non-Executive Director)	x		x	x	x		x

All Board Members have knowledge and expertise on business ethics, corporate governance and regulatory affairs. Moreover, more than half of Board Members have developed experiences in social engagements and environmental issues. With these skills they oversee sustainability matters and manage impacts, risks and opportunities.

As of December 31, 2024, the Board of Directors and its committee were composed of eleven Directors as shown in the table below:

Directors	Nationality	Executive	Non Executive	Independent		Committees			Directors first term from (1)	Directors current term from	Roles in other listed companies (4)
				NYSE Rules	Dutch Code	Audit	Compensation	ESG
John Elkann (Executive Chairman and Executive Director)	IT	x						x	April 15, 2016 (2)	April 17, 2024	3
Benedetto Vigna (Chief Executive Officer)	IT	x							September 16, 2021 (3)	April 17, 2024	0
Piero Ferrari (Vice Chairman)	IT		x	x			x		January 2, 2016	April 17, 2024	0
Sergio Duca (Chair of the Board and Senior Non-Executive)	IT		x	x	x	x			January 2, 2016	April 17, 2024	0
Delphine Arnault	FR		x	x	x			x	April 15, 2016	April 17, 2024	2
Francesca Bellettini	IT		x	x	x	x			April 16, 2020	April 17, 2024	0
Eddy Cue	US		x	x	x		x	x	January 2, 2016	April 17, 2024	0
John Galantic	US, CH		x	x	x		x		April 16, 2020	April 17, 2024	0
Maria Patrizia Grieco	IT		x	x	x	x			April 15, 2016	April 17, 2024	2
Adam Keswick	UK		x	x	x				April 15, 2016	April 17, 2024	1
Mike Volpi	US		x	x	x				April 14, 2023	April 17, 2024	3
_____________________________
(1)References in this table to Directors refer to Ferrari N.V. The Board of Directors is appointed annually on each annual general meeting of shareholders
(2)Mr. John Elkann is Executive Director from April 12, 2019.
(3)Mr. Benedetto Vigna was confirmed as Chief Executive Officer by the Board of Directors as of April 14, 2023.
(4)Directorships in listed companies other than in the Company.

None of the members of the Board of Directors and FLT have held a similar position in the public administration (including regulators) in the past two years.
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

Following the Capital Markets Day held in 2022, on July 1, of the same year, Ferrari announced a new multi-year share buyback program of approximately Euro 2 billion to be executed by 2026 and replacing the previous share buyback program. The first tranche of the new repurchase program, of up to Euro 150 million, was launched on July 1, 2022 and completed on November 30, 2022. The second tranche of the new repurchase program, of up to Euro 200 million, was launched on December 2, 2022 and completed on June 26, 2023. The third tranche of the new repurchase program, of up to Euro 200 million, was launched on July 3, 2023 and completed on October 19, 2023. The fourth tranche of the new repurchase program, of up to Euro 350 million, was launched on November 8, 2023 and was completed on June 26, 2024. The fifth tranche of the new repurchase program, of up to Euro 250 million, was launched on July 1, 2024 and was completed on November 26, 2024. The sixth tranche of the new repurchase program, of up to Euro 150 million, was launched on December 6, 2024 and is expected to be completed within February 20, 2025.

As of December 31, 2024, Ferrari’s common shares held in treasury amounted to 14,879,168. As of the same date, the Company held in treasury 5.79 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the abovementioned share repurchase program, refer to “Other Information—Additional Information—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enabled Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016 up to and including January 1, 2021. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. Pursuant to the resolution of the Annual General Meeting held on April 16, 2020, the authorization was renewed for the period starting from January 2, 2021 up to and including October 15, 2021. Pursuant to the resolution of the Annual General Meeting held on April 15, 2021, the authorization has been further renewed for the period starting from April 15, 2021 up to and including October 14, 2022. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the authorization has been further renewed for the period starting from April 13, 2022 up to and including October 12, 2023. Pursuant to the resolution of the Annual General Meeting held on April 14, 2023, the authorization has been further renewed for the period starting from April 14, 2023 up to and including October 13, 2024. Pursuant to the resolution of the Annual General Meeting held on April 17, 2024, the authorization has been further renewed for the period starting from April 17, 2024 up to and including October 16, 2025.

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

The Board of Directors is a one tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Ferrari (executive Directors) and members not having such day-to-day responsibility (non-executive Directors). The tasks of the executive and non-executive Directors in a one-tier board such as Ferrari’s Board of Directors may be allocated under or pursuant to the Ferrari Articles of Association, provided that the general meeting has stipulated whether each such Director is appointed as executive or as non-executive Director and furthermore provided that the task to supervise the performance by the Directors of their duties can only be performed by the non-executive Directors. In addition, an executive Director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive Directors or nominating Directors for appointment. Tasks that are not allocated fall within the power of the Board of Directors as a whole. Regardless of an allocation of tasks, all Directors remain collectively responsible for the proper management and strategy of Ferrari (including supervision thereof in case of non-

executive Directors). The Board of Directors may determine that one or more Directors can lawfully adopt board resolutions concerning matters belonging to his or their duties.

Ferrari has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the remuneration policy, the Board of Directors may determine the remuneration for the Directors in respect of the performance of their duties. The Board of Directors must submit to the Annual General Meeting of Shareholders for its approval plans to award shares or the right to subscribe for shares. The policy was amended as approved by the Annual General Meeting of Shareholders held on April 16, 2020 to implement changes necessary pursuant to the implementation of the EU Directive 2017/828 into Dutch law. The amended remuneration policy, as adopted by the 2020 Annual General Meeting of Shareholders, builds upon the previous remuneration policy (as partially amended and as approved by the Annual General Meeting of Shareholders held on April 14, 2017) and no material changes were made compared to the previous remuneration policy. In addition the amended policy provided for the Board of Directors to issue stock ownership guidelines applicable to Directors and employees. Pursuant to the resolution of the Annual General Meeting held on April 17, 2024, the remuneration policy of the Board of Directors has been amended to comply with Dutch legislation, which requires remuneration policies to be submitted for approval every four years. This updated remuneration policy builds upon the previous one, with no material changes to the Director’s remuneration.

Ferrari shall not grant the Directors any personal loans or guarantees.

Share Ownership

The number of shares directly and indirectly owned by members of the Board of Directors on February 6, 2025 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari	18,894,295	10.56	18,892,160	15.60
John Elkann	31,105	(*)	—	—
Benedetto Vigna	11,260	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
John Galantic	100	(*)	—	—
Adam Keswick	2,643	(*)	—	—
_____________________________
(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 6, 2025.

No members of the Ferrari Leadership Team beneficially own 1 percent or more of the Company’s common shares or special voting shares.

The Audit Committee

The Audit Committee is responsible, inter alia, for assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal auditors and independent registered public accounting firm, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the review and approval of related party transactions, (x) the independent registered public accounting firm’s qualifications, independence, remuneration and any non-audit services for the Company, (xi) the functioning of the Company’s internal auditors and of the independent registered public accounting firm, (xii) risk management guidelines and policies, and (xiii) the implementation and effectiveness of the Company’s ethics and compliance program. Additionally, the Audit Committee invites the Head of Enterprise Cybersecurity and the Chief Digital Transformation Officer (CDTO) to report on cybersecurity at a committee meeting at least once a year.

The Audit Committee currently consists of Mr. Duca (Chairperson), Ms. Bellettini and Mrs. Grieco, each of whom is independent within the meaning of the Dutch Corporate Governance Code. Our Board of Directors has determined that Mr. Sergio Duca is the “audit committee financial expert”. The gender diversity within the Audit Committee is 66.7%.

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

In 2024, the Audit Committee met 6 times and the average attendance rate was 94.45 percent. At these meetings several matters were discussed, including the audit committee role and responsibilities, the Company’s financial control and risk framework, risk assessment, internal control over financial reporting pursuant to the applicable rules, and a financial overview of operating results. In particular, the Audit Committee reviewed the Ferrari’s periodic and yearly financial results and, with the assistance of the Chief Financial Officer and other Company officers, focused on key accounting and reporting matters as well as the main business drivers.

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

The Compensation Committee currently consists of Mr. Galantic (Chairperson), Mr. Cue and Mr. Ferrari. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors, at most one of whom may not be independent under Dutch Corporate Governance Code. At the date of this Annual Report, every member of the Compensation Committee is a non-executive Director and the majority of them are independent. The gender diversity within the Compensation Committee is 0.0%. Unless decided otherwise by the Compensation Committee, the Head of Human Resources of the Company attends its meetings.

In 2024, the Compensation Committee met once with 100 percent attendance of its members at such meeting. The Compensation Committee reviewed the compensation report. Further information on the activities of the Compensation Committee are included in the compensation report.

The ESG Committee

As stated in the Charter of the ESG Committee, the ESG Committee is responsible for, among other things, assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors and as appropriate making proposals for a composition profile of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals to the non-executive members of the Board of Directors for the nomination and re-nomination of directors to be elected by the shareholders; (v) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; and (vi) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries.

The ESG Committee consists of Mr. Elkann (Chairperson), Mrs. Arnault and Mr. Cue. The ESG Committee is elected by the Board of Directors and is comprised of at least three Directors. At least more than half of the members shall be independent under the Dutch Corporate Governance Code, and at most one of the members may be an executive Director. At the date of this Annual Report, Mr. Elkann is the only executive member of the ESG Committee and the majority of ESG Committee members are independent. The gender diversity within the ESG Committee is 33.3%.

In 2024, the ESG Committee met once with 100 percent attendance of its members at such meeting. The Committee reviewed the Board of Directors’ and Committee’s assessments, the Sustainability achievement and objectives, and the recommendations for Directors’ election.

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

Conflict of Interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved by the Board of Directors. In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest. In 2024 there were no transactions in which there were conflicts of interest with management board members or supervisory board members, other than ordinary course compensation arrangements.

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

The Directors shall inform the Board of Directors through the Senior Non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent”, or impact the assessment of their interests, including by responding promptly to the annual

D&O questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors, that necessitates a change in such determination.

Mr. Elkann is Chief Executive Officer of Exor, our and Stellantis’s largest shareholder, and an executive director of Stellantis. Stellantis, Exor and a number of companies in the Stellantis and Exor groups are related parties to Ferrari. See “Risk Factors—We may have potential conflicts of interest with Stellantis and Exor and its related companies” and Note 28 “Related Party Transactions” to our Consolidated Financial Statements. Finally, Mr. Ferrari is non-executive Chairman in COXA S.p.A, from which Ferrari purchases components for Formula 1 racing cars, and HPE S.r.l., which provides consultancy engineering services to Ferrari, see Note 28 “Related Party Transactions” to our Consolidated Financial Statements.

Loyalty Voting Program

In connection with the separation from FCA (the “Separation”), Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA, Piero Ferrari and FCA shareholders holding FCA special voting shares prior to the Separation including Exor, in addition to Ferrari common shares.

As of February 6, 2025, Exor held approximately 36.69 percent of the voting power in the Company, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, held approximately 15.60 percent of the voting power in Ferrari and public shareholders held approximately 47.71 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Overview—History of the Company”.

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

Additional Issuances and Rights of Preference

Issuance of Shares

The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each. The authorization was renewed on an annual basis by the Annual General Meetings in 2020 and subsequent years. Pursuant to the resolution of the

Annual General Meeting held on April 17, 2024, the authorization has been further renewed for the period starting from April 17, 2024 up to and including October 16, 2025.

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

The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. Pursuant to the resolutions of the Annual General Meeting held on April 16, 2020, the Board of Directors was authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from January 2, 2021 up to and including October 15, 2021. The authorization was renewed on an annual basis by the Annual General Meetings in 2020 and subsequent years. Pursuant to the resolution of the Annual General Meeting held on April 17, 2024, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 17, 2024 up to and including October 16, 2025.

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

The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari has reported in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code has entered into force on January 1, 2024 and is applicable retroactively as from financial year 2023.

Disclosure of Holdings under Dutch Law

Home member state for purposes of the EU Transparency Directive

The Netherlands is Ferrari’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). Due to the listing of the Ferrari common shares on Euronext Milan, we are subject to financial and other reporting obligations under the Dutch act on Financial Supervision (Wet op het financieel toezicht, “AFS”) and the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), which both implement the EU Transparency Directive in the Netherlands.

Disclosure of information

Ferrari is required to publish its annual report (consisting of the audited annual accounts and the board report, including a sustainability statement in accordance with the Corporate Sustainability Reporting Directive) within four months after the end of each financial year and its half-yearly figures within three months after the end of the first six months of each financial year.

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

In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, as amended, notification must be made of any net short position of 0.1% in the issued share capital of Ferrari, and of every subsequent 0.1% above this threshold. Notifications starting at 0.5% and every subsequent 0.1% above this threshold will be made public via the short selling register of the AFM. Furthermore, gross short positions shall be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.
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

Compulsory Acquisition

Pursuant to Section 2:92a of the Dutch Civil Code (“DCC”), a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Ferrari may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

In addition, pursuant to Section 2:359c of the DCC, an offeror under a public offer is also entitled to start a squeeze out procedure, within three months after the public offer, if following the public offer it holds at least 95% of the issued share capital of Ferrari representing at least 95% of the total voting rights. In the event of a mandatory offer, the mandatory offer price is in principle deemed to be a reasonable price, which has to be accepted by minority shareholders. In the event of a voluntary public offer, the offer price is considered reasonable if at least 90% of the shares have been acquired under the public offer.

Pursuant to Section 2:359d of the DCC, if the offeror has acquired at least 95% of the issued share capital of Ferrari representing at least 95% of the total voting rights, each remaining minority shareholder is entitled to demand a squeeze out. This procedure must be initiated with the Enterprise Chamber within three months after the end of the period for tendering Shares in the public offer. With regard to the price per share to be paid by the majority Shareholder, the same procedure as for squeeze out proceedings initiated by the offeror, as set out in the previous paragraph, applies.

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

For a period of five years from January 2, 2016 the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1 and 6.1 of the Articles of Association, as amended from time to time.

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

Pursuant to the resolution of the Annual General Meeting held on April 17, 2024, the Board of Directors has been authorized to issue common shares in the capital of the Company and to grant rights to subscribe for common shares in the capital of the Company. This authorization is limited in respect of common shares to 10 percent of the issued common shares for general corporate purposes as of the date of the 2024 Annual General Meeting (i.e. April 17, 2024), which can be used for any and all purposes necessary in the opinion of the Board of Directors. The authorization has been granted for a period of 18 months starting from the date of the 2024 Annual General Meeting of Shareholders on April 17, 2024 up to and including October 16, 2025. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the Board of Directors has been further authorized to issue special voting shares in the capital of the Company and to grant rights to subscribe for special voting shares in the capital of the Company. This authorization is limited in respect of special voting shares to 10 percent of the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital. The authorization has been granted for a period of 5 years starting from the date of the 2022 Annual General Meeting of Shareholders on April 13, 2022 up to and including April 12, 2027.

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

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Antonio Picca Piccon	1964	Chief Financial Officer
Davide Abate	1984	Chief Technologies and Infrastructures Officer
Andrea Antichi	1979	Chief Manufacturing Officer
Michele Antoniazzi	1969	Chief Human Resources Officer
Carlo Daneo	1968	General Counsel
Alfonso Fuggetta	1958	Chief Digital Transformation Officer
Gianmaria Fulgenzi	1969	Chief Product Development Officer
Enrico Galliera	1966	Chief Marketing and Commercial Officer
Lorenzo Giorgetti	1970	Chief Racing Revenue Officer
Ernesto Lasalandra	1972	Chief Research & Development Officer
Maria Carla Liuni	1968	Chief Brand Officer
Marco Lovati	1972	Chief Internal Audit, Risk and Compliance Officer
Flavio Manzoni	1965	Chief Design Officer
Francesca Montini	1979	Chief Communications Officer
Angelo Pesci	1974	Chief Purchasing & Quality Officer
Frédéric Vasseur	1968	Scuderia Ferrari Team Principal & General Manager
All FLT members are executive officers.

Summary biographies for the current members of the FLT are included below:

John Elkann. See the “—Board of Directors” section above.

Benedetto Vigna. See the “—Board of Directors” section above.

Antonio Picca Piccon. Mr. Antonio Picca Piccon is Chief Financial Officer since July 2018. Before joining Ferrari, he held the position of CFO in Ariston Thermo Group, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and FCA, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (then FCA Bank and now CA Auto Bank) and Group Treasurer and Head of Financial Services for FCA. He started his career in banking, in various positions within Sanpaolo IMI group. He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Mr. Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.

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

Alfonso Fuggetta. Mr. Alfonso Fuggetta was appointed Chief Digital Transformation Officer of Ferrari in November 2024. After an initial role in the world of consultancy, Fuggetta joined Cefriel as a researcher in 1988, where he took on increasingly senior positions until becoming CEO and scientific director from 2003 to 2024. Cefriel is a digital innovation centre comprising around 150 professionals in addition to the Politecnico di Milano, three other universities, 17 multinational companies and the Lombardy Region. In 1992 he was appointed associate professor at the Politecnico di Milano, where in 2000 he assumed the role of full professor of computer science. Fuggetta has also been visiting professor at NTNU (Trondheim, Norway), University of Colorado, Boulder (USA) and the Institute for Software Research, University of California, Irvine (USA). He was program co-chair of the International Conference on Software Engineering (ICSE 1997, Boston) and a member of the editorial board of ACM TOSEM, one of the most important scientific journals in the sector. In 2023, he was included in the top 2% of researchers in the world ranking drawn up by Stanford University and Elsevier. Fuggetta completed a degree in electronic engineering at the Politecnico di Milano in 1982.

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

Frédéric Vasseur. Mr. Frédéric Vasseur was born in Draveil, France on May 28, 1968. In 1995, he graduated in Aeronautical Engineering at ESTACA (École Supérieure des Techniques Aéronautiques et de Construction Automobile) in Paris. In 1992, while still studying, he established RPM, preparing Formula 3 engines for Renault. In 1996, he set up the ASM team, racing in Formula 3. He ran the operation up to 2015, winning various titles including the French one in 1998 with David Saelens at the wheel, going on to win the European title four times between 2004 and 2007, with Jamie Green, Lewis Hamilton, Paul Di Resta and Romain Grosjean. In 2004, he created a second team, ART Grand Prix, winning eighth teams’ championships across GP2 and GP3 and eleven drivers’ titles including clinching the 2016 GP3 crown with Charles Leclerc. An enquiring mind and a willingness to explore new avenues led Vasseur to set up AOTech in 2010, a company specialising in driving simulators and CFD design. Two years later, along came Spark Racing Technology, dealing in the design and manufacture of hybrid and electrical systems. The company secured the contract to supply Formula E chassis, when the category for fully electric single-seaters was first set up by the FIA (Federation Internationale Automobile) in 2014. Frédéric first appeared in the Formula 1 paddock in 2016 as Renault Team Principal. The following year, he moved on to become Managing Director of the Sauber Group, as well as Team Principal of the Alfa Romeo Sauber F1 Team, which morphed into Alfa Romeo Racing in 2019, running Ferrari power units. After the 2022 season, he was asked to take on the role of Scuderia Ferrari Team Principal & General Manager, starting in his new position on January 9, 2023.

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

The approach adopted by the Company for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a “top-down, risk-based” process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
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

Our risk management and internal control system includes a department tasked with coordinating the system as a whole: the Internal Audit, Risk and Compliance Department, which reports directly to the CEO and works to ensure, in an integrated manner, that business operations are conducted with transparency, in the interests of shareholders and all stakeholders.

For additional information relating to the Internal Audit, Risk and Compliance Department see the “Risk Management Process and Internal Control System—Ferrari’s Organization of the Internal Control and Risk Management System”.

The Internal Control Committee meets at least on a quarterly basis and is composed of the CFO (Chairman), the General Counsel, the Chief Digital Transformation Officer (formerly: Chief Digital & Data Officer) the Chief Internal Audit, Risk and Compliance Officer, the Chief Human Resources Officer, the Chief Accounting Officer, Investor Relations and Sustainability, Group SOX, Enterprise Risk Management, Compliance, Tax Risk Manager and Enterprise Cybersecurity.
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

Insider Trading Policy

Since 2016, the Company has adopted an insider trading policy (the “Insider Trading Policy”) governing, among other things, the purchase, sale and other dispositions of securities issued by the Company by all Directors, officers and employees of the Group and designed to promote compliance with applicable insider trading laws, rules and regulations as well as with the applicable listing standards.

A copy of the Insider Trading Policy can be found under Exhibit 11.1 to this Form 20-F.

Cybersecurity

Cybersecurity risk management and strategy

Ferrari recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. The identification, assessment and management of cybersecurity risk is integrated into our Enterprise Risk Management process, which in turn operates within the overall Ferrari Internal Control and Risk Management System. Cybersecurity risks related to our business, technical operations, privacy and compliance issues including any Ferrari confidential information about vehicles, services, projects and all non-public activities related to Racing Department, employees, clients and fans personal data are identified and addressed through a multi-faceted approach, through e.g. red-teaming, pentesting, friendly phishing and 3rd party-managed cyber security posture analysis. Dealers’ and suppliers’ cybersecurity risks are evaluated in a similar way, as further explained below.

To defend, detect and respond to cybersecurity incidents, we, among other things, conduct proactive privacy and cybersecurity reviews of systems and applications, including yearly attack exercises to test our cybersecurity posture, audit applicable data policies, perform penetration testing using external third-party tools, techniques and security service providers to test our posture, operate a bug bounty program to encourage proactive vulnerability reporting. We also conduct continuous training to employees with in class sessions, online training, at least monthly “security pills” (i.e. email to all users to inform them e.g. of running phishing, campaigns, cyberattacks against suppliers, or stories about cybersecurity events, with the goal of improving end user awareness), friendly phishing campaigns and dedicated one-to-one support and advisory for any cybersecurity question or doubt. Furthermore, our team monitors emerging laws and regulations related to data protection and information security (including Operational Technology (OT) and vehicles) and implements appropriate changes and collaborates with technical and business stakeholders across our business units to further analyze the risk to the company, and define detection, mitigation and remediation strategies.

Once identified, cybersecurity events and data incidents are collected, evaluated, ranked by severity and prioritized for response and remediation, including based on materiality, operational, business and privacy impact. Our incident response and breach management processes have four overarching and interconnected stages: 1) preparation for a cybersecurity incident, 2) detection and analysis of a security incident, 3) containment, eradication and recovery, and 4) post-incident analysis.

To protect its shareholders and stakeholders, starting from 2019 Ferrari has implemented a cyber insurance program that covers damages directly caused by hacking attacks, system failures and other cybersecurity events (loss of profit, costs and expenses, restoration costs), as well as damages incurred by third parties following a breach of security and/or confidentiality of personal data.

Third Party Engagement

As part of our risk management and strategies described above, we regularly engage external auditors and consultants to assess our compliance with applicable practices and standards, including for UNECE R155, SOX, NYDFS500 certification for cybersecurity of financial services as well as for assistance with periodic security assessments such as penetration testing, continuous and automatic vulnerability assessment, email and web filtering, endpoint and infrastructure protection, data loss prevention, authentication systems, and advisory and support on certain cybersecurity enhancements. Worldwide primary cybersecurity companies are frequently involved. These partnerships enable us to leverage specialized knowledge, insights and training, ensuring our cybersecurity strategies and processes remain aligned with fast evolving risk scenarios and new technologies.

Suppliers’ Security Profile

To oversee and identify cybersecurity threats associated with third parties, Ferrari has implemented an evaluation process of suppliers’ security profile. Starting from the initial supplier evaluation, cybersecurity posture is evaluated through a specific questionnaire which contains different requirements depending on the type of goods/services provided. Depending on the outcome of the questionnaire, certain suppliers are audited in person by the Ferrari Internal Audit Department, which analyzes a supplier’s main risks and, together with the supplier, defines (and monitors) action plans to close or reduce the identified security gaps. At the end of the evaluation process, a cybersecurity maturity ranking is assigned, verified with a risk-based approach. The resulting risk profile is among the criteria used to assign the bid.

Suppliers are formally required to inform Ferrari, through a dedicated channel, of cyber incidents they suffer. Ferrari also hires additional cybersecurity services to be promptly and independently informed of suppliers’ cyber incidents and trigger the incident management process.

Dealers’ Security Profile

Dealers undergo a cybersecurity evaluation and assessment similar to that described above for suppliers, albeit using a different cybersecurity questionnaire. Any final action plans are agreed with the dealership management. Same as suppliers, dealers are required to inform Ferrari Enterprise Cybersecurity in case of cyberincidents, and are subject to a monitoring process performed by Internal Audit.

Cybersecurity governance & reporting
Cybersecurity management is governed by the following departments and committees:

•Enterprise Cybersecurity: the department is responsible for the cybersecurity of the Group, including information technology (IT), operational technology (OT) and vehicle cybersecurity. The Head of Enterprise Cybersecurity, who joined Ferrari in 2019, has a degree in legal informatics, an Executive MBA and over 10 years of experience in primary companies with a multi-year role also as Data Privacy Officer. The Head of Enterprise Cybersecurity reports to the Chief Digital Transformation Officer (CDTO) and also has a direct link to the CEO. For additional information relating to the CDTO’s qualifications see the “—Ferrari Leadership Team” within this section.

•Internal Control Committee (ICC): it meets periodically to monitor, evaluate and discuss Group enterprise cross-risks and approve related initiatives, including cybersecurity risks, status on addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on cybersecurity initiatives. It is composed of executives and C - level executives representing the Enterprise Cybersecurity, Digital Transformation, Legal, Finance, Internal Audit, Compliance and Risk (which includes Enterprise Risk Management) and Human Resources departments.

•Cyber Crisis Committee (CCC): it comes into play in case of significant cyber incidents. It is composed by Enterprise Cybersecurity departments and C-level executives representing the Digital Transformation, Legal, Finance, Communication, and Compliance departments as well as, depending on the individual case, the relevant internal business functions (e.g. Sales, Purchasing, Design and Racing).

•Audit Committee: it is the Committee appointed by Board of Directors to oversee the implementation and maintenance of an adequate risk management and internal control system, receives regular reporting on most relevant risks and reviews and monitors the effectiveness of controls on these risks, including cyber risks. It invites the Head of Enterprise Cybersecurity and CDTO to report and discuss about cybersecurity at a committee meeting at least once a year. With the same frequency the Board of Directors is informed of cybersecurity strategy, governance and management. Further information about the Audit Committee is included in the Corporate Governance section.

In addition to the previous committees, the CEO is directly and immediately informed of any material incidents and has direct contact with the Head of Enterprise Cybersecurity at least monthly.

Cyber incidents

Ferrari considers as cyber incident any event that negatively affects the confidentiality, integrity, and/or availability (CIA) at an organization in a way that impacts or could significantly impact the business. Among the cyber incidents tracked by Ferrari in 2024 (e.g. PC thefts, smartphone losses, fraud or impersonation attempts, hacking attempts, viruses, insiders, human errors, hacked suppliers or dealers, etc.) none has been considered critical or has significantly impacted the business.

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

Gender diversity targets

a)     Board of Directors diversity targets

The Company has set the following concrete targets to be achieved by 2027: (a) at least 30% of the seats of the Board of Directors to be occupied by women and at least 30% by men; (b) at least 33% of the seats of the non-executive members of the Board of Directors to be occupied by women and at least 33% by men; (c) the nationality of the members of the Board of Directors to be reasonably consistent with the geographic presence of the Company’s business, and no nationality should count for more than 60% of the members of the Board of Directors; and (d) diversity in the age of the members of the Board of Directors by having one or more members of the Board of Directors aged under 50 at the day of their nomination; provided that, in the candidate selection process, rules and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability or sexual orientation) will be taken into account. Given the current composition of the Board of the Company in one-tier system, composed only by two (2) executive directors (of the same gender), the Company has decided not to set a specific gender diversity target for executive directors in the Policy while targets have been set for the Board of Directors as a whole.

To ensure its correct implementation, the Diversity Policy will be taken into account in the nomination of executive Directors, and in the adoption of a profile for non-executive Directors as well as in nominating and recommending non-executive Directors.

As of December 31, 2024, the Company has achieved (i) the gender targets of the non-executive members of the Board of Directors, (ii) the target on nationality and (iii) the age target. Due to the appointment of one extra male to the Board of Directors compared to 2023, the percentage of women in the Board as a whole has dropped just below the 30% target.

Please find below a chart representing the Board’s gender and age as of December 31, 2024.

BOARD MEMBERS BY AGE GROUP AND GENDER

	December 31, 2024
Directors	30-50	>50	Total	Total %
Male	1	7	8	73%
Female	1	2	3	27%
Other	—	—	—	—%
Not disclosed	—	—	—	—%
Total	2	9	11	100%

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

In order to guarantee equal opportunities, our Company operates a merit-based remuneration policy, not discriminating on the basis of gender, age, nationality, social status or cultural background. In addition, Ferrari S.p.A. started an in-depth analysis on remuneration, which led, in July 2020, to the award of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company. This certification, which has a 3-year validity cycle (a main audit in the first year followed by annual monitoring in the second and third years), has been extended at global level in 2023 and confirmed in 2024. It testifies the Company’s commitment to creating an inclusive and diverse working environment while fostering career development for all. Ferrari sees this certification not as an end point but as a further stage of growth and an opportunity to implement tangible actions to ensure that everyone can pursue his or her own professional development.

In addition to that, in December 2024, Ferrari S.p.A. received the gender equality certification issued under Italian UNI/PdR 125:2022, a gender equality practice which defines the guidelines on the management system for gender equality and for the structuring and adoption of a set of performance indicators (KPIs) inherent to gender equality policies on organizations, in six strategic areas including (i) culture and strategy; (ii) governance; (iii) human resources (HR) management processes; (iv) opportunities for growth and inclusion of women in business; (v) gender pay equity and (vi) parental protection and work-life balance.

Reflecting Ferrari’s ambition for diversity and inclusion across the Company, in 2023, the Board of Directors adopted a diversity and inclusion practice (the “Diversity and Inclusion Practice”), and, in 2024, the Company’s CEO executed the “Policy for Gender Equality and Diversity & Inclusion”, setting forth D&I principles according to which Ferrari operates.

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

The continuous monitoring of our target shows that women in managerial positions at December 31, 2017 were 11.8 percent (while women represented 12.2 percent of the total employee population) and at December 31, 2024 were 16.0 percent (while women represented 16.1 percent of the total employee population).

Our goal is to proceed in this direction: indeed we aim to maintain a healthy growth rate in women in managerial positions, considering the percentage of women in the total employee population. We define as an appropriate target to have at least 18% women in managerial positions by 2027.

Our plan to achieve the target is to continue the implementation of initiatives and actions put in place in 2024, as mentioned above fostering the value of diversity in panel of hiring candidates, monitoring the percentage of men and women involved in career plans and salary review, defining clear diversity objectives for all levels in organization. For Ferrari it is important to guarantee equal opportunities at all levels, so the consistency between global percentage and managerial percentage is a key indicator in our diversity strategy.

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

Profile of the non-executive Directors

In respect of the composition of the Board of Directors, a profile of the non-executive Directors (the “Profile”) has been adopted by the Company. The purpose of this profile is to provide guidance with respect to the composition and expertise of the non-executive Directors. The Profile provides that the Board of Directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. In selecting and nominating new non-executive Directors, the Company shall ensure that such non-executive Directors complement the knowledge and experience of the other non-executive Directors and that the independency requirements under the Dutch Corporate Governance Code and the NYSE rules are taken into account. In selecting and nominating new non-executive Directors, the Company shall also ensure that the Diversity Policy, including the gender diversity target ratios as described under “—

Diversity Policy” above, is taken into account. In recommending prospective candidates for nomination to the Board of Directors, the ESG Committee shall take into account the Profile. The Profile is posted on our website at https://corporate.ferrari.com/sites/ferrari15ipo/files/e_fnv_profile_non-executive_directors_13_09_2018_clean_final_new_0.pdf.

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

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While both regimes require that a majority of board members be “independent”, the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some respects the Dutch requirement is more stringent, such as by requiring a longer “look- back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, our Board consists of 11 members and a majority of our Board is “independent” under the NYSE definition (9 of the 11 members) and the Dutch Code (8 of the 11 members). Further, pursuant to Dutch law, persons may not be appointed as non-executive Directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive Directors of Ferrari if such persons are non-executive director at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size. Finally, pursuant to Dutch law, a so-called “ingrowth quota” applies as of January 1, 2022 pursuant to which an individual cannot be appointed as non-executive Director, if such individual does not contribute to a balanced composition of the non-executive Directors. Under Dutch law, the composition of the non-executive Directors is considered balanced if it consists of at least one third men and at least one third women. This “ingrowth quota” does not apply to Ferrari N.V. as none of its shares are listed on a regulated market in the Netherlands.

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

Italian Corporate Governance Code

As regards the Italian framework for corporate governance, the Company is aware that a corporate governance code (the “Italian CGC”) has been issued by Borsa Italiana S.p.A., applicable to all companies with shares listed on Euronext Milan starting from January 2021.

As of December 31, 2024, the Company’s corporate governance structure is substantially in line with all the principles and recommendations set forth in the Italian CGC, especially due to the fact that the Company has adopted, and complies with, the Dutch Corporate Governance Code, which contains principles and best practice provisions largely similar to those highlighted in the Italian CGC, exception being made for the following:

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

REPORT OF THE NON-EXECUTIVE DIRECTORS

Introduction

This is the report of the non-executive Directors of the Company over the financial year 2024, as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code, and it provides further information on the performance of the non-executive Directors’ duties throughout 2024.

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

Meetings and attendance

During 2024, there were four meetings of the Board of Directors. The average attendance at those meetings was 95.46 percent. Members of the FLT were invited to give presentations to the Board of Directors. Portions of these meetings took place with the participation of the non-executive Directors only, without the executive Directors or any other attendees being present, in order for the non-executive Directors to independently review and discuss certain matters. In addition, the

Senior Non-Executive Director and the Chief Executive Officer held regular one-to-one meetings to discuss progress and key topics. Members of the Board of Directors had contact with various levels of management to ensure that they remained well-informed about the Company’s operations. All non-executive Directors set aside adequate time to give sufficient attention to the Company’s matters.

An overview of the attendance of the individual Directors per meeting of the Board of Directors and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Compensation Committee
John Elkann	4/4	—	1/1	—
Benedetto Vigna	4/4	—	—	—
Piero Ferrari	4/4	—	—	1/1
Sergio Duca	4/4	6/6	—	—
Delphine Arnault	3/4	—	1/1	—
Francesca Bellettini	3/4	5/6	—	—
Eddy Cue	4/4	—	1/1	1/1
John Galantic	4/4	—	—	1/1
Maria Patrizia Grieco	4/4	6/6	—	—
Adam Keswick	4/4	—	—	—
Mike Volpi	4/4	—	—	—

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

In 2024, the ESG Committee’s periodic assessments took place during the meeting held on February 15. During that meeting, the ESG Committee focused on the results of the periodic assessments and the performance of the Board of Directors, its committees and the individual Directors, keeping also into account the self-assessment prepared by each Director. During such meeting and on the basis of such evaluations, the ESG Committee dealt also with the directors’ nomination process, the assessment of Directors’ qualifications, the size and composition of the Board of Directors and its committees, as well as the recommendations for Directors’ election, in which the outcome of the evaluations has been reflected.

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

Risk Management Process and Internal Control System

Our risk management approach is an important business driver and it is integral to the achievement of the Group’s long-term business plan. We take an integrated approach to risk management, where risk assessment is part of the leadership team agenda. The Board of Directors is responsible for considering the ability to control and manage risks crucial to achieve its identified business targets and to ensure continuity of the Group. For this reason, Ferrari has developed varying appetites to achieve different strategic objectives, focusing attention at all relevant risk levels, from risk management to internal control.

To assess risks affecting the Company’s activities and the effectiveness of the internal control system, Ferrari has in place an internal control and risk management system (the “System”) based on the model provided by the COSO Framework (“Committee of Sponsoring Organizations of the Treadway Commission Report—Enterprise Risk Management model”) and the principles of the Dutch Corporate Governance Code.

Our System consists of a set of rules, procedures and organizational structures aimed at contributing proactively to the following objectives:

•safeguard of Ferrari’s heritage;
•efficient and effective management of the Group in line with corporate strategies;
•reliability, accuracy and integrity of the information provided to corporate bodies and to the market; and
•compliance with the current laws and regulations, with the Company’s Statute and Articles of Association and with the internal procedures of the Group.
Contributing to informed and consistent decision-making as well as to the spread of a correct knowledge of risks, legality and corporate values, the System plays a central role in the corporate organization, supporting the Company’s management in alignment with the corporate objectives as defined by the Board of Directors.

Ferrari’s Organization of the Internal Control and Risk Management System

The System involves a plurality of organizational units and actors, requiring both coordination among each other and room to operate interdependently, guaranteeing complementarity in the objectives pursued and in the rules of operation.

In order to ensure the adequateness of the System, Ferrari has allocated roles and responsibilities among the relevant organizational units and actors based on the international best practice of the “Three Lines of Controls Model”. Each line of control has different functions with clearly defined boundaries:

•The first line of control identifies, assesses and manages the relevant risks and subsequently elaborates and implements specific response actions. It comprises the set of control activities that each operating unit applies to their processes to ensure operations are carried out properly. Such activities, the primary responsibility of which lies with the management of the applicable operating units, are considered an integral part of corporate operations. This first line of control comprises core business Risk Owners, staff functions Risk Owners and by the Ferrari Leadership Team.
The managers of each operating unit are required, within the scope of their activities and responsibilities, to ensure the System functions properly and effectively;
•The second line of control monitors the main risks to ensure the controls implemented by the first line are appropriate and effective. It also provides support to the first line of control in the identification and assessment of the main risks, as well as in the implementation of management procedures, and related controls, necessary to address those risks. This control line is entrusted to compliance, strategic, operational and reporting functions. Additionally, on a case-by-case basis and depending on the significance of the risk, specific corporate departments can be assigned tasks pertaining to the second-line concerning specific risk areas;
•The third line of control provides for independent and objective assurance and advisory activities, and it is aimed at assessing the adequacy of internal control, risk management and corporate governance processes according to a risk-based approach. Third-line controls and activities fall within the remit of the Internal Audit department which carries out checks on the structure and effectiveness of the System.

The Board of Directors designs, implements, and maintains internal risk management and control systems. In executing such responsibilities, it is assisted by the Audit Committee, which is responsible for advising the Board of Directors and acts under the authority delegated by the Board of Directors with reference to internal controls and risk management systems.

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

Moreover, the Company has adopted a specific Internal Control and Risk Management System Policy, approved by the Audit Committee in May 2023, with the aim to provide for a clear attribution of responsibilities relating to the governance, monitoring and reporting of the main risks and interrelationships between the organizational units and the bodies responsible for risk management and control.

As noted above, the System involves a plurality of departments and actors: its correct functioning depends on productive interactions between such units and people. It is therefore important to establish methods of coordination and collaboration between the various departments and people involved to facilitate both the overall functioning of the System as well as unambiguous and consistent reporting of the risks to which the Group is exposed to the top management and the relevant corporate bodies. With this goal in mind, in December 2023, our System was enhanced with the creation of a new department tasked with coordinating the system as a whole: the Internal Audit, Risk and Compliance Department, which reports directly to the CEO and works to ensure, in an integrated manner, that business operations are conducted with transparency, in the interests of shareholders and all stakeholders.

The Internal Audit, Risk and Compliance department reports to the Chief Internal Audit, Risk & Compliance Officer, who in turn reports to the CEO, and comprises the following groups:

•Enterprise Risk Management, the purpose of this group is to create an organized system for identifying, assessing, managing, and monitoring major risks that could compromise the achievement of our strategic, operational and financial objectives.
•Compliance, the purpose of which is to ensure that the actions taken within the Company are consistent with the applicable rules of ethics, laws and regulations, as well as Ferrari’s internal procedures, in order to increase the confidence of stakeholders in the fairness of our management.
•Internal Audit, the purpose of which is to provide an independent and objective assessment of the adequacy of our Internal Control and Risk Management System as well as of the efficiency of operations conducted within Ferrari. This is achieved through the execution of, among others, operational, compliance, financial and technology audits as well as consulting activities designed to enhance and protect company assets and relevant information also providing support to internal stakeholders in the implementation of projects, as applicable. The Internal Audit function continues to report to the Audit Committee of the Board of Directors of Ferrari N.V.
Ferrari has established an Internal Control Committee with the aim of supervising the System and facilitating an integrated approach to risks and controls by the function involved and other departments that perform control activities.

The Internal Control Committee meets at least on a quarterly basis and is composed of the CFO (Chairman), the General Counsel, the Chief Digital Transformation Officer, the Chief Internal Audit, Risk and Compliance Officer, the Chief Human Resources Officer, the Chief Accounting Officer and representatives from the following departments: Investor Relations and Sustainability, Group SOX, Internal Audit, Enterprise Risk Management, Compliance, Tax Risk and Enterprise Cybersecurity.

Ferrari’s Enterprise Risk Management process

The Ferrari ERM system is based on the above mentioned COSO Framework.

The Ferrari Enterprise Risk Management system is oriented by and structured in six different components:

1.Risk Governance: a structure through which our organization directs, manages and reports its risk management activities. The Risk Governance structure encompasses clearly defined roles and responsibilities, decision-making powers, risk operating model and reporting lines.
2.Risk Culture: the values and the attitude consistent with our risk management culture are communicated and understood at all levels of the organization, with the aim of increasing the diffusion of a risk culture, fostering a common risk language and the sharing of information and experiences related to risks.
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
5.Risk Management & Monitoring: management’s response to manage, mitigate, avoid, share or accept risk. Risk management efforts create value through information on risks and controls to improve business performance. Systematically monitoring the identified risks and management activities against established metrics allows for timely and proactive response where warranted. Key Risk Indicators (“KRIs”) are reviewed to ensure their consistency with the identified risks and their trends are analyzed to identify needs for further remediation plans. KRIs are monitored each trimester, semester, or year, where the frequency of monitoring depends on a series of elements such as: being connected to company top risks, frequency of change, data availability.
6.Risk Reporting: reporting of risk and related information (e.g. mitigation activities) provides genuine insight into the strengths and weaknesses of the risk management process. Disclosure of risk management information to key internal and external stakeholders supports the decision-making processes.

Risk Strategy & Appetite

The risk appetite of Ferrari (i.e., the level of risk that Ferrari is willing to accept to achieve its objectives) is applied to our strategy, Code of Conduct, corporate values and policies. Such risk appetite is measured and tracked thanks to the so-called “Risk Appetite Framework”.

The Risk Appetite Framework is integrated in all corporate decision-making levels. It defines Ferrari’s risk profile, provides explicit boundaries to risk levels within which the management is expected to safely operate, and iteratively reviews risk values, metrics, and limits.

The risks, divided into specific categories as set out in the table below, are all relevant to the Ferrari business in different ways and their order of appearance does not reflect a ranking by significance.

Risk category	Risk description	Overall appetite	Risk appetite statement
Strategic risks (S)	Risks which affect or are created by Ferrari’s business strategy and could affect Ferrari’s long-term positioning and performance.	Moderate	Ferrari is willing to accept moderate risks in order to achieve its strategic objectives. Ferrari recognizes the need of continuing to invest in research and development to design and build technically innovative, aesthetically iconic and highly performing cars able to deliver the most “driving thrills” and feature design excellence. Strategic risks are taken in a responsible way considering all stakeholders’ interests in order to preserve Ferrari’s brand exclusivity, a high level of demand, the unique customer experience and the current technological and regulatory trends.
Operational risks (O)	Risks which impact the internal processes, people, systems and/or external resources of the organization and affect Ferrari’s ability to implement its business plan.	Moderate	Ferrari seeks to minimize operational risks on its business plans by implementing a manufacturing system capable of flexibly meeting expected targets, maintaining a quality of products and services in line with Ferrari’s customers’ expectations, developing and retaining talents within the organization, securing business continuity as well as production line performances and ensuring the adequacy of our business partners.
Financial risks (F)	Risks which include areas such as valuation, currency, liquidity, commodity and impairment risks.	Low	Ferrari has a cautious approach with respect to financial risks. Ferrari continuously seeks to improve and strengthen its financial position in order to generate the required cash to finance its operations and reward its stakeholders.
Compliance risks (C)	Risks of non-compliance with laws, regulations, local standards, code of conduct, internal policies and procedures.	Zero tolerance	Ferrari does not tolerate infringements of, and abides to, all applicable laws and regulations through the implementation of preventive measures and the rigorous enforcement of its internal Code of Conduct. This ensures that ethics and integrity are respected and the promotion of its values.
Reputational risks (R)	Risks which affect Ferrari’s brand image, credibility and/or integrity	Zero tolerance	Ferrari strives to protect and enhance its reputation by mitigating all the potential threats that could influence Ferrari’s reputation, credibility and the operational integrity, while constantly increasing its brand awareness.
Health, Safety and Environmental risks (H)	Risks which affect health and safety and the environment	Zero Tolerance	Ferrari does not tolerate risks that could have effect on its employees or clients as well as on the surrounding environment.
Integrated Risk Assessment

The integrated risk assessment, which is carried out annually, is a structured and systematic process for identifying, assessing and prioritizing main corporate risks.

Different departments of the System are involved in the process to obtain a shared and complete picture of risk exposure and to prevent overlaps in the activities which must be performed.

The integrated risk assessment consists of the following activities:

•Identification and description of the main risks that could affect achievement of corporate objectives, grouped by business area, organizational department, functional area, and, where necessary, process.
•Performance of risk assessment and analysis:
a)at inherent-risk level, i.e. without considering mitigation actions in place, and
b)at residual-risk level, i.e. taking into account action taken to mitigate the risk.
In performing the analysis at inherent and residual level, we analyze the potential impact, i.e. the potential consequences when a risk manifest itself, as well as the potential probability and velocity of this happening.
Risk events are measured and assessed according to the following parameters:
•likelihood, intended as the probability that and event may occur; it can be measured in one of three different metrics: quantitative, qualitative or frequency;
•impact, intended as the effect on company targets and operations of a risk event involving the Strategic, Financial, Compliance, Health & Safety, Environmental or Operational and Reputational component of the business;
•preparedness, intended as the maturity and efficiency of the existing risk management systems and processes relevant to that risk event;
•velocity, defined as the time that elapses between the occurrence of a certain risk event and the point at which the company first feels its effects.
The results of each risk assessment are consolidated on a risk heat map which combines the afore-mentioned variables to offer an immediate picture of most relevant events and determine their priority and risk treatment methods.

Key Risks

A non-exhaustive summary of risks and uncertainties faced by Ferrari are described in the Risk Factors section of this Annual Report.

In this section we have identified one risk for each risk category providing examples of control and mitigation actions implemented by the Company to reduce risks overall exposure.

The list of risks, control measures and mitigating actions presented below is not exhaustive. The sequence in which these risks and mitigating actions are described does not reflect any order of importance, likelihood of occurrence or control measures effectiveness.

Risk category	Risk	Risk description	Control / Mitigating Actions
Strategic risks (S)	Technology, Product and Regulation
The introduction of electric technology in our cars is costly and its long-term success is uncertain. A failure in the challenge to make Ferrari new electric models appealing, in renewing style over time, in differentiating ICE from hybrid/electric cars and in differentiating new models from older models could impact our ability to meet the tastes of clients and prospects.

•Heavy investments in R&D to maintain leading position in high performance car technology and our competitive position
•As technologies change, Ferrari upgrades and adapts its cars through the introduction of new models to keep providing cars with the latest and best-in-class technology
•Car pricing strategies to recoup the investments and expenditures sustained in product and technology development
•Monitoring of luxury car market, technological evolution, social trends (for example connectivity expectations) and changes in our customer experiences to offer the most appealing future models possible

Risk category	Risk	Risk description	Control / Mitigating Actions
Operational risks (O)	Production Disruption
All cars and engines are internally manufactured at our production facility in Maranello. We manufacture all of car chassis in a nearby facility in Modena.
Our Maranello or Modena plants could become unavailable permanently or temporarily for a number of reasons, including contamination, power shortage, labor strikes or events related to information technology business continuity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events occur, our headquarters, as well as our Formula 1 activities and production facilities, may be seriously damaged, or we may have to stop or delay the production and shipment of our cars.

•In the last 15 years, Ferrari increased investments to reduce the extent of possible damages from earthquakes and fires and has been implementing different activities to mitigate climate change risks. For example, to mitigate floods risk, the Company has implemented alert systems to monitor possible floods near corporate facilities as well as floods management tools like flow diverters and pumps
•To avoid impacts on the information technology business continuity Ferrari implemented disaster recovery plans
•Insurance coverages have been structured to avoid financial impacts from natural events
•Safety stock for critical components

Financial risks (F)	Exchange Rate Fluctuations, Interest Rate Changes, Commodity Prices, Credit Risk and Other Market Risks
Ferrari operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency and, to a lesser extent, interest rates and commodity prices.
The exposure to foreign exchange rate risks is mainly linked to our cash flow from revenues denominated in currencies different from the ones connected to purchases or production activities. We incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro.

•Foreign exchange hedging instruments authorized within the Company’s foreign exchange risk management policy
•Monitoring interest rate movements for hedging purposes and execution of the foreseen interest rate caps
•Commodity hedging instruments defined and authorized for specific commodities’ price exposure risk
•Credit approval policies applied to dealers and retail clients
•Bank guarantees, pre-payments (also title of the vehicle for the financial services business

Compliance risks (C)	Non-compliance with Laws, Regulations, Local Standards and Codes
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

•Increasing knowledge and awareness of laws, regulations, standards and codes through specific training and/or internal communication to the relevant departments
•Specific project teams activated in case of new requirements to put in place the required organizational and process changes
•Increasing internal compliance awareness and effective communication between central compliance team and managers working at the subsidiary level
•Communicating and implementing business conduct standards internally
•Maintaining a global whistle blower procedure
•Training activities in order to increase awareness of personal data management
•Internal organizational structure focused on privacy and adoption of a procedural system focused on privacy matters

Risk category	Risk	Risk description	Control / Mitigating Actions
Reputational risks (R)	Brand Image
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

•Structured process of selection and management of business partners (e.g. selection of licensing-franchising partners, preventive controls on suppliers, enhancement of the client community, Ferrari Academy training center for dealers, etc.)
•Preservation of brand value (e.g. with an internal function dedicated to monitoring and maximizing the residual value of Ferrari cars, monitoring of pre-owned market and estimating evolution of residual values, etc.)
•Social media management (e.g. close monitoring of social media and Ferrari perception, adoption of a Ferrari Social Media Practice)
•Adoption of a Ferrari Social Media Practice

Health, Safety and Environmental risk (H)	Climate Change	We are subject to climate-related risks in the conduct our business. Physical impacts of climate change, including natural disasters and adverse weather, could result in disruptions to us, our suppliers, vendors, customers and logistics hubs. These risks may also exacerbate other risks, some of which described in the “Risk Factors” section of this Annual Report, including but not limited to our competitiveness, products’ demand, consumer preferences, availability and price of raw materials.
•Mapping our direct and indirect emissions
•Mapping specific suppliers’ carbon footprint and raising awareness to improve bottom up information sharing by requiring both current carbon footprint and reduction roadmap
•Identification of co-designers and new innovation / product development activities, also considering CO2 potential impacts
•Scenario analysis of physical and transitional climate change risks, covering the 2030 to 2050 period, to build an effective resilience strategy
•Monitoring fleet emissions over time

Risk Management & Monitoring

Ferrari has adopted a specific framework (called “Risk Response Strategy”) to define specific mitigation plans for each relevant risk identified through the yearly integrated risk assessment, as described above. The first line of control is responsible for identifying and implementing the mitigation action able to reduce the company risk exposure. Enterprise Risk Management department:
•supports the first line of control in identifying and implementing the mitigation actions;
•evaluates the effectiveness of mitigation actions to reduce the company risk exposure.
For each relevant risk identified, one of the following risk response strategy is assigned to such risk:
•Reduce: to reduce the residual risk exposure;
•Avoid: to avoid the residual risk exposure;
•Share: to transfer/share the residual risk exposure;
•Accept: no further actions plan to be defined, monitoring of operational activities.
Enterprise Risk Management department monitors on regular basis the mitigation actions status to promptly evaluate the updated risk exposure for each relevant risk identified. The results of periodical mitigation actions status monitoring are reported to Ferrari Leadership Team.

Risk Reporting

Ferrari has developed a clear framework of information flows to corporate governance and control bodies to provide with timely and appropriate information concerning both the results and any trouble encountered during the activity carried out by the different departments involved in internal control and risk management system, so that the Corporate Governance and Control Bodies (e.g. Audit Committee and Internal Control Committee) can evaluate the necessary corrective actions without delay.

In particularly, the risk map derived from the Integrated Risk Assessment is first shared with the top management and then presented to the Group’s Audit Committee, with focus on the relevant risk areas, the mitigation activities implemented, any management strategies that must be adopted and their priority.

Internal Control over Financial Reporting

Starting from October 2015, Ferrari N.V. is listed on the New York Stock Exchange (NYSE), while from January 2016 Ferrari N.V. is also listed on the Euronext Milan (formerly Mercato Telematico Azionario, or MTA).

Our shares’ listing on regulated markets involves being compliant with the related securities regulations and listing rules. In particular, publicly traded companies filing financial statements with the U.S. Securities and Exchange Commission are required to comply with the Sarbanes Oxley Act requirements, in particular sections 302, 404 and 906 that involve a periodical management assessment of internal controls and CEO and CFO Certifications of Periodic Financial Reports and SEC Filings. In addition, our independent registered public accounting firm is also required to report on the effectiveness of the internal control over financial reporting.

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

Remuneration of Directors
Introduction

The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive Directors and non-executive Directors of the Company, as well as members of the Ferrari Leadership Team (FLT). In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2024. The form and amount of compensation received by the Directors of Ferrari for the year ended December 31, 2024 was determined in accordance with the remuneration policy.

The Compensation Committee oversees the remuneration policy, remuneration plans and practices of Ferrari and recommends changes when appropriate. The Committee is solely comprised of non-executive Directors who are independent pursuant to the Dutch Corporate Governance Code (the “Code”). Through this document, Ferrari aims to provide its stakeholders with a high level of transparency and disclosure in order to strengthen the trust they and the market place in Ferrari, as well as provide them with the information they need to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our shareholders’ approval when necessary. This Compensation Report consists of two sections:

1.Remuneration strategy: our current remuneration policy (which is available on our corporate website) governs compensation for both executive and non-executive Directors. In 2024, Ferrari confirmed these remuneration features through the positive vote expressed by shareholders in the Annual General Meeting held on April 17, 2024 (the “2024 AGM”).

Our current remuneration strategy further strengthens the alignment with shareholders’ interests and long-term sustainability of our business, adopting certain updates to reflect developing best practices in the Code.
2.Implementation of remuneration strategy: details how remuneration features have been implemented during the 2024 financial year and actual remuneration received by each executive Director and non-executive Director. In 2024, there was no deviation from the remuneration policy.

1. Remuneration Strategy for the 2024 Financial Year

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
5.the societal context around and social support in respect of the Company, developing a specific focus on trends in sustainability among our employees. We aim to provide a healthy and safe workplace for all employees and stakeholders by implementing a high level of safety standards to avoid potential risks to people, assets or the environment, in order to guarantee an optimal working environment for all employees and attract the best talents. Our results in this field reflect, once again, our strategic commitment to protecting the environment and ensuring personal safety;
6.the views of the Board of Directors, members of the FLT, other senior leaders and all employees, in order to make the health and safety of the Company’s employees essential to the successful conduct and future growth of the Company. In this respect and in line with the Code, the internal pay ratio is an important input for determining the remuneration for the Board of Directors; and
7.the centrality for Ferrari of value creation and the interest of our shareholders, the importance of which is recognized through the use of Total Shareholder Return (TSR) as a performance metric in the Company’s long-term incentive plans. The Compensation Committee believes that the use of relative TSR remains one of the most appropriate measures of long-term performance for Ferrari. The structure of our PSU awards demonstrates the centrality of this factor and helps to promote a strong correlation between pay and performance for our executives.
The main principles of Ferrari’s remuneration policy are outlined in the chart below:

Overview of remuneration elements

As anticipated above, Ferrari’s current remuneration policy was approved by shareholders at the 2024 AGM and will be resubmitted to a vote by the Company’s General Meeting at least every four years. The structure of the remuneration applicable to our executive Directors, non-executive Directors and other key management under Ferrari’s remuneration policy has not changed in 2024 and consists of the following elements:

(i)Fixed Remuneration linked to the third pillar of Ferrari’s remuneration policy (Competitiveness) with the objective of attracting, retaining and motivating our qualified executives and effective leaders. For this reason, we periodically benchmark comparable salaries paid to executives with similar experience by comparable companies;
(ii)Short-Term Incentives (STI) linked to the first and second pillars of Ferrari’s remuneration policy (Alignment with Ferrari’s Strategy and Pay for Performance) and tied to specific financial targets which are set at challenging levels; short-term incentives are also linked to the contribution of the individual member (Individual Performance Factor) in order to motivate its beneficiaries to achieve challenging targets. In particular, Ferrari’s 2024 achievements, success and developments were driven by organization-wide alignment with the Company’s strategy and values, through incentives that reward the achievement of those goals;
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

Stakeholder engagement

The Compensation Committee regularly reviews the Directors’ remuneration policy against the best corporate governance practices adopted by institutional shareholders and the recommendations of the main proxy advisors, while also considering the view of the stakeholders on the remuneration policy and main features of the compensation report.

In this respect, at the 2024 AGM shareholders approved the remuneration report for the year 2023 (the “2023 Ferrari Remuneration Report”) and the voting results are reflected in the following table:

Resolution	Votes For	%	Votes Against	%	Votes Total	Abstain
2.d - Remuneration Report 2023 (discussion and advisory vote)	202,247,427	99.16043%	1,712,394	0.83957%	203,959,821	584,565

Considering the previous vote of the Annual General Meeting of shareholders and to further understand shareholders’ feedback to the 2023 Ferrari Remuneration Report, we engaged with our stakeholders prior to drafting the remuneration report for the year 2024. We believe that those conversations have been very constructive and have led to improvements in our remuneration report.

Through this remuneration report we continue to pursue our objective of providing our stakeholders each year with clear and comprehensive disclosure of the decisions relating to the remuneration of our executive and non-executive Directors and members of the FLT.

The remuneration report for the year 2024 is subject to a consultative vote at the Annual General Meeting of Shareholders scheduled for April 16, 2025.

Remuneration structure for 2024 and outlook 2025

The purpose and features of the different elements of our remuneration structure for 2024 which will remain unchanged for 2025 are outlined in the table below:

Component	Purpose	Terms and Conditions	2024 Implementation and Outlook 2025
Remuneration Structure	• Attract, retain and motivate highly qualified executives to achieve challenging results

• Competitively position our compensation package compared to the compensation of comparable companies, mainly represented by the reference panel and companies that compete for similar Talents

	• Reinforce our performance driven culture and meritocracy	Ferrari’s remuneration structure is organized as follows: • Fixed remuneration • Short-term incentives • Long-term incentives • Non-monetary benefits	• Offer a highly competitive compensation package compared to the roles with the same managerial complexity and responsibilities within comparable companies, comprised of those represented by the Reference Panel.
Fixed Remuneration	Reward skills, contribution and experience required for the position held
•Executive Chairman: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Panel based on yearly benchmarking (see “Benchmarking for Executive Directors Remuneration” Paragraph).
•CEO: Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held in line with the Reference Panel (see “Benchmarking for Executive Directors Remuneration” Paragraph).
•Non-executive Directors: Remuneration of non-executive Directors is fixed and not dependent on the Company’s financial results. It is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.
•FLT Members: The fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resources, in line with Reference Panel offering for roles of similar responsibility and complexity.

Executive Chairman: €500,000 annually.

CEO: €1,500,000 annually.

Non-Executive Directors: $75,000 annually.

FLT Members: The fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource, in line with Reference Panel offering for roles of similar responsibility and complexity.

Component	Purpose	Terms and Conditions	2024 Implementation and Outlook 2025
Short-Term Incentives	•Achieve the annual financial, operational and other targets and additional business priorities •Motivate and guide executives’ activities over the short-term period	Short-term incentives targets: •Based on achievement of annually predetermined performance objectives •Annual financial, operational and other identified objectives
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

Equity awards through the to promote creation of value for the shareholders
Equity Incentive Plan 2022 – 2024, 2023 – 2025 and 2024 – 2026
•Executive Directors: awarded only PSUs
•FLT Members: awarded a combination of PSUs and RSUs
•PSUs: 40% linked to TSR compared to Peer Group, 40% linked to Adjusted EBITDA, 20% linked to ESG related Factor Goal
The new LTI Plan 2025-2027 will introduce minor changes as composition of relative TSR group (maintaining the same number of companies) and the ESG metrics to which PSUs are linked.

Executive Chairman:

• The Equity Incentive Plan 2022-2024, 2023-2025 and 2024-2026 provides for a target pay-opportunity equal to 200% and a maximum pay-opportunity equal to 320% of base salary.

CEO:

• The Equity Incentive Plan 2022-2024, 2023-2025 and 2024-2026 provides for a target pay-opportunity equal to 200% and a maximum pay-opportunity equal to 320% of base salary.

FLT Members:

• Variable incentive percentage of fixed remuneration based on the position held with an average target opportunity equal to 125% and average maximum pay opportunity equal to 181% of base salary.

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

2024 remuneration of executive Directors and FLT members

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

In 2024, Ferrari conducted the periodic review of the Reference Panel it uses to assess the competitiveness and alignment of the compensations awarded to the CEO and Executive Chairman, as well as to ensure the consistency of the adopted compensation policies with the Reference Panel.

As for the CEO, Ferrari identified an ad hoc Reference Panel composed of 15 companies.

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

Compared to 2023, the CEO’s Reference Panel was updated by adding Brunello Cucinelli, which meets the selection criteria outlined above, focusing the panel more on companies representing excellence and luxury. Furthermore, three companies (Volkswagen, Volvo and The Estée Lauder Companies) were removed from the previous peer group due to less affinity with Ferrari’s business positioning.

The companies in the Reference Panel used by Ferrari for the CEO’s compensation benchmarking are listed below:

Chief Executive Officer Reference Panel
Aston Martin Lagonda	Bayerische Motoren Worke
Brembo	Brunello Cucinelli
Burberry	Compagnie Financiere Richemont
Ermenegildo Zegna	Harley-Davidson
Hermes International	Kering
LVMH	Mercedes-Benz Group
Moncler	Pirelli
Porsche
The Executive Chairman’s Reference Panel comprises the companies of the CEO’s Reference Panel which have a chairman with powers and delegations comparable to the powers and authority of the Executive Chairman (five Companies out of 15 of those inserted in CEO’s Reference Panel), along with four additional companies (added in order to benchmark a statistically significant number of peers and determined based on companies that have a chairman with powers and authority comparable to the powers and authority of the Executive Chairman).

Compared to 2023, the Executive Chairman’s Reference Panel has been updated by adding Brunello Cucinelli, which meets the selection criteria outlined above.

The companies forming part of the Reference Panel for the Executive Chairman target compensation benchmarking are listed below:

Executive Chairman Reference Panel
Ariston Group Holding	Aston Martin Lagonda
Brembo	Brunello Cucinelli
Compagnie Financiere Richemont	Ford Motors
Hermes International	Prada Group
The Estèe Lauder Companies

As described above, both Reference Panels are composed of companies representing excellence in their respective sectors and offering very competitive compensation levels to their executives.

The level and structure of the Executive Chairman’s and CEO’s compensation packages for 2024 have therefore been compared to the practices of the companies belonging to the abovementioned Reference Panels.

As for the compensation structure, the current Executive Chairman’s and CEO’s compensation packages are in line with (i) market practice and the compensation packages offered by companies belonging to the Reference Panels; and (ii) Ferrari’s remuneration policy as approved by shareholders at the 2024 AGM.

Because the Reference Panels consist of several companies that are larger than Ferrari in terms of revenues and/or number of employees and that have competitive remuneration packages, the CEO’s base salary is positioned above the median of the CEO’s Reference Panel while the Executive Chairman’s base salary is below the 25th percentile of the Executive Chairman’s Reference Panel; the total target compensation for the CEO is around the median while the Executive Chairman’s total target compensation is positioned below the 25th percentile.

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

The methodology for calculating payouts under our short-term incentive plan is the following:
The target level for both the Company Performance Factor and the Individual Performance Factor is 100%, reaching a possible maximum level which is equal to the 150% of the target level, resulting in a maximum pay-opportunity equal to 225% of base salary. There is no minimum bonus payout; as a result, if none of the threshold objectives are satisfied, there is no bonus payment.

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

    In 2024, the Compensation Committee defined the Company Performance Factor by reference to four metrics:

•Net Revenues (20%)
•Consolidated Adjusted Operating profit (Adjusted EBIT) (20%)
•Consolidated Adjusted EBITDA Margin (20%)
•Industrial Free Cash Flow (40%)

The Compensation Committee established challenging goals for each metric linked to budget, each of which pays out independently. For each metric, performance can fluctuate between 0% and 150% of target, which is the highest possible multiplier, with 50% being the threshold level of performance required. Achievement of the maximum level of performance for each metric and for the Individual Performance Factor results in a maximum pay-opportunity equal to 225% of base salary.

The achievement of the budget target, which is normally consistent with the Guidance publicly disclosed at the beginning of each year, implies the application of a multiplier equal to 100% to the relevant metric, and deviations within the lowest and the highest thresholds defined from year to year imply a linear variation of the multipliers between 50% and 150%; outside these thresholds the multiplier goes to zero or remains equal to 150% (which is the maximum multiplier). The overall Company Performance Factor coefficient is a weighted average of those obtained for each metric.

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

No special bonuses were awarded to the executive Directors or members of the FLT for 2024.

Short-term incentives clawback clause

In 2023, in furtherance of the NYSE listing requirements, Ferrari introduced a clawback clause for its short-term incentives, which allows the Company to recover part or all of the variable component of remuneration received during the three fiscal years immediately preceding the date the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

We have also adopted a specific policy aligned with the NYSE listing requirements (the “NYSE Clawback Policy”). The NYSE Clawback Policy, which became effective on December 1, 2023, provides for the recovery of certain erroneously awarded incentive-based compensation earned by current or former executive officers of the Company in the event that the Company is required to prepare an accounting restatement.

Long-term incentives

We believe that the equity incentive plan discussed below increases the alignment between the Company’s performance and shareholder interests, by linking the compensation opportunity of the executive Directors and members of the FLT to increasing shareholder value.

During 2024, Ferrari had three long-term equity incentive plans in place, consistent with the Company’s business plan presented at the Capital Markets Day in June 2022 and awarding to their beneficiaries, as the case may be, a combination of performance share units (“PSUs”) and restricted share units (“RSUs”), each representing the right to receive one Ferrari common share:

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
•Equity Incentive Plan 2024-2026, approved on February 22, 2024 by the Board of Directors, covering a performance period from 2024 to 2026, having the Executive Chairman and CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries.
Further details about vesting of Equity Incentive Plan 2022-2024, covering a performance period from 2022 to 2024, which will vest on March 2025 and having the Executive Chairman and the CEO of the Company, as well as members of the FLT and other key employees of the Group, as beneficiaries, ended on December 31, 2024 are provided in Section 2.

For the Equity Incentive Plan 2022-2024, the PSUs are earned based on the level of achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a defined peer group (“Peer Group”)), ii) an Adjusted EBITDA target, and iii) an ESG-related factor goal.

Each target is measured independently of the other targets and relates to separate portions of the aggregate awards.

For the Equity Incentive Plan 2022-2024, the Equity Incentive Plan 2023-2025 and the Equity Incentive Plan 2024-2026, executive Directors are awarded only PSUs. For the Equity Incentive Plan 2022-2024, the Equity Incentive Plan 2023-2025 and the Equity Incentive Plan 2024-2026, the RSUs, which are awarded only to members of the FLT and other key employees of the Group, are service-based and vest subject to the employees’ continued employment with the Company at the time of vesting.

Details of the equity long-term incentives granted to the Executive Chairman and CEO are summarized below:

Equity Incentive Plan 2022-2024, Equity Incentive Plan 2023-2025 and Equity Incentive Plan 2024-2026

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Holding Period	Performance Metrics (Weighting)
Executive Chairman	Performance Share Units (PSUs)	100%	6 years: 3 years performance period + 3 years Lock Up	1) relative TSR (40%) 2) Adjusted EBITDA (40%) 3) ESG-related Factor Goal (20%)
CEO	Performance Share Units (PSUs)	100%	6 years: 3 years performance period + 3 years Lock Up	1) relative TSR (40%) 2) Adjusted EBITDA (40%) 3) ESG-related Factor Goal (20%)
    The number of PSUs earned is determined based on the level at which the three performance criteria described below are achieved. At the end of the vesting period, the total number of PSUs earned is equal to the sum of:

•the number of PSUs earned under the relative TSR payout factor; plus
•the number of PSUs earned under the Adjusted EBITDA payout factor; plus
•the number of PSUs earned under the ESG-related factor goal.

Equity Incentive Plan 2022-2024, Equity Incentive Plan 2023-2025 and Equity Incentive Plan 2024-2026 main features

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance
Relative TSR (40%)	Financial criteria	Peer Group (11 companies: Ferrari, Aston Martin, Burberry, Estèe Lauder, Hermes, Kering, LVMH, Mercedes Benz Group AG, Moncler, Prada and Richemont)	TSR is tracked for both Ferrari and the companies in the defined Peer Group calculating: The starting price is the share price on the first opening day of the year, while the ending price is the average of the share prices over the 30 calendar days prior to the grant and award date
Adjusted EBITDA (40%)	Financial criteria	5-year Business Plan	Adjusted EBITDA is defined as net profit before income tax expense, financial (income)/expenses, net and amortization and depreciation and is an indicator of Ferrari’s profitability[1]
ESG-related Factor Goal (20%)	Non-financial criteria	Project linked to E and S spheres
The ESG focuses on an Environment Factor and a Social Factor: - 50% is based on the Reduction CO2 Carbon Emission following the milestones of the Ferrari’s sustainability plan -Rolling KPI until 2030: for the intermediate years leading up to 2030, the amount of the incentive attributed to this KPI will be assessed based on targets calculated through a year-by-year reduction proportional to product development up to 2030. This methodical approach ensures a progression towards the final targets established for the year 2030, allowing for a consistent and measurable tracking of the CO2 emission reduction efforts in alignment with Ferrari’s long-term sustainability objectives. - 50% is based on the maintenance of the Equal Salary Certification or equivalent certification. The award of this certification is based not only on equal pay for men and women, but in a more extensive way on targets of continuous improvement of Diversity and Inclusion culture and inclusive environment.

The certification process involves both quantitative and qualitative evaluations. The quantitative evaluation, which must be surpassed to proceed to the qualitative evaluation, consists of a detailed statistical analysis of compensation levels to verify that the gender pay gap is lower than 5% compared to a predictive statistical salary and that the accuracy of the data used is greater than 90%. The qualitative evaluation assesses: (i) the CEO, the FLTs and other executives’ commitment to diversity and inclusion matters, (ii) how Corporate processes and policies are fair in terms of gender, (iii) employees’ perception of the inclusiveness of the culture and (iv) the PDCA (Plan, Do, Check, Act) methodology application in all of the aforementioned processes.

_____________________________
(1)For additional information relating to this non-IFRS financial measure, see “Financial Overview—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA”
In relation to the vesting of the PSUs awarded to the Executive Chairman and the CEO, the settlement of all units under the plans occur after the end of the performance period (i.e., December 31, 2024 and December 31, 2025 and December 31, 2026), to the extent that the conditions for vesting are satisfied.

The performance period for the Equity Incentive Plan 2023-2025 PSUs commenced on January 1, 2023. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann and Mr. Vigna in 2023 is €221.76 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and CEO in 2023
Grant date share price	€242.30
Expected volatility	27.93%(1)
Dividend yield	0.75%
Risk-free rate	2.90%
_____________________________
(1)The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

The performance period for the Equity Incentive Plan 2024-2026 PSUs commenced on January 1, 2024. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann and Mr. Vigna in 2024 is €386.05 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and CEO in 2024
Grant date share price	€390.50
Expected volatility	26.34%(1)
Dividend yield	0.61%
Risk-free rate	3.00%
_____________________________
(1)The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Any RSUs awarded to FLT members and other key members of the Group are service-based and will vest in March 2026 or March 2027 (as applicable) conditional on the continued employment of the beneficiaries with the Company or the Group at the time of vesting. The executive Directors were not awarded any RSUs in 2022, 2023 and 2024.

New Equity Incentive Plan 2025-2027, main design features

The design of the new Equity Incentive Plan 2025-2027, which Ferrari will implement in 2025, subject to the approval of the next Annual General Meeting, provides for minor changes compared to the former Equity Incentive Plans. The main changes include:

•Composition of the relative TSR peer group: TSR Peer Group will be updated in order to consider more comparable companies to Ferrari (adding Brunello Cucinelli and Porsche AG, and removing Mercedes-Benz Group and The Estée Lauder Companies)
•ESG-related Factor Goal metrics: the two ESG-related factor goals will be updated as follows: (i) Environmental Factor (50%): the CO2 carbon emissions reduction level will be measured on a Scope 1, 2, 3 upstream and 3 downstream perimeter; (ii) Social Factor (50%): the female presence in sub-top positions will be measured against a defined target, set according to the Diversity Policy goal

Recoupment of incentive compensation (clawback policy)

The Equity Incentive Plans include a clawback clause, which allows the Company to recover part or all of the variable component of remuneration awarded or paid on the basis of information or data that subsequently prove manifestly incorrect, if the Board of Directors determines that circumstances that would have constituted “cause” (as defined) existed while the remuneration remained unvested or due to the beneficiaries’ fraud or negligence (each, a “Recovery Event”).

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

Under the lock up provision 50% of the vested shares under the Equity Incentive Plans will be subject from the date of vesting to unavailability and non-transferability for a period determined according to the corporate role:

•CEO and Chairman: 36 months after vesting
•FLT members: 24 months after vesting
•Other key members of the Group: 12 months after vesting

The Executive Chairman and the CEO are also each required to retain 100% of the shares of common stock issued, on a net, after-tax basis, upon vesting and settlement of any equity awards granted to such individual until the fifth anniversary of the grant date of the applicable award other than in the event of death, termination of service due to total disability, approved leave of absence or retirement.

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

Internal pay ratios

In line with the Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. The internal pay ratio is calculated as the ratio between (i) the total annual remuneration of the CEO(1) and (ii) the average total annual remuneration of the employees of the Company and the Group Companies of which the company consolidates the financial data(2). The following table presents the internal pay ratio for 2024, 2023, 2022, 2021 and 2020.

	2024	2023	2022	2021(2)	2020
Total Annual Remuneration of CEO (A)	7,983,034(1)	6,692,434(1)	4,993,961(1)	4,486,151	6,835,721
Average Total Annual Employee (FTE) Remuneration Costs (B)	102,170	99,857	97,182	92,656	78,193
Pay Ratio (A/B)	78.1	67.0	51.4	48.4	87.4
_____________________________
(1)Includes €3,123,629, €1,994,433 and €1,009,045 recognized as share-based compensation expense during the years ended December 31, 2024, 2023, and 2022 respectively, for equity awards granted under the Group’s Equity Incentive Plan 2023-2025 and the Equity Incentive Plan 2022-2024 that will vest in 2026 and 2025, respectively, subject to certain performance and service conditions. See also “—Directors’ compensation” and “—Share-based compensation of executive Directors” below.
(2)     For 2021 the pay ratio is calculated considering the remuneration of the current CEO, Benedetto Vigna, payable for the period from September 16, 2021 (the date when Mr. Vigna began acting as Chief Executive Officer) to December 31, 2021, which includes a one-off Welcome Bonus. There is no significant difference between the pay ratio so calculated and the pay ratio calculated based on the target remuneration elements pro-rated on a full year basis. In addition, the compensation payable to Mr. Elkann as interim CEO during 2021 is not included in the calculation of the pay ratio because such compensation was forfeited by Mr. Elkann. The decrease in the pay ratio in 2021 when compared to 2020 can be explained, inter alia, by the fact that for 2020 the pay ratio is calculated considering the remuneration of the former CEO, Louis Camilleri, whose compensation package was different from that of the current CEO and included a large portion of LTI variable compensation.

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

(1) The total annual remuneration of the CEO includes all remuneration components (such as fixed remuneration, variable remuneration in cash (bonus), the share-based portion of the remuneration (value of the share-based payment is determined at the time of allocation in line with the applicable regulations under IFRS Accounting Standards), social premiums, pension, expense allowance, et cetera), as included in the (consolidated) financial statements on an IFRS Accounting Standards basis.
(2) The average annual remuneration of the employees is determined by dividing the total wage costs in the financial year (as included in the (consolidated) financial statements on an IFRS Accounting Standards basis) by the average number of FTEs during the financial year. Hiring of external employees is taken into account on a pro rata basis, insofar as these are hired for at least three months during the financial year.

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
Short-term Incentive Plan
The compensation packages for 2024 for the Executive Chairman and the CEO include a short-term incentive plan with a threshold pay-opportunity equal to 50% of base salary, a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of base salary.

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
–in case of achievement of the maximum level of each performance criteria the scenario assumes the award equal to maximum pay opportunity (320% of base salary).

€10,000,000
€9,000,000
€8,000,000
€7,000,000
€6,000,000
€5,000,000
€4,000,000
€3,000,000
€2,000,000
€1,000,000
€0
Chairman Minimum
Chairman Threshold
Chairman Target
Chairman Maximum
CEO Minimum
CEO Threshold
CEO Target
CEO Maximum
Fixed Remuneration
Short-Term Remuneration
Long-Term Remuneration

Details about the Chairman and the CEO’s actual 2024 remuneration are included in section 2.

In the event of performance below the set thresholds, the Executive Chairman and the CEO would not receive payout of any amounts under either the short-term or long-term incentive plan.

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

The current annual remuneration for the non-executive Directors (which was approved at the 2024 AGM) is shown in the table below:

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

In 2023 we received the renewal of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company, confirmed in 2024.
Ferrari strongly believes in the Equal Salary Certification and since 2022 the maintenance of the certification is part of the vesting conditions of the equity incentive plans (as a component of the ESG-related Factor Goal).

2. Implementation of Remuneration Strategy in 2024

Introduction

This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2024. The remuneration granted in the year ended December 31, 2024 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.

Directors’ compensation

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2024 from Ferrari and its subsidiaries.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)	Pension benefits (€)	LTI (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	513,931	20,163	(1)	1,032,500	(*)	—	—	1,041,210	2,607,804
Benedetto Vigna	Chief Executive Officer and Executive Director	1,500,000	31,905	(1)	3,097,500	(*)	—	230,000	3,123,629	7,983,034
Total	Executive Directors	2,013,931	52,068		4,130,000		—	230,000	4,164,839	10,590,838
Piero Ferrari	Vice Chairman and Non-Executive Director	74,298	20,164	(1)	—		—	—	—	94,462
Sergio Duca	Senior Non-Executive Director	111,445	—		—		—	—	—	111,445
Delphine Arnault	Non-Executive Director	74,297	—		—		—	—	—	74,297
Francesca Bellettini	Non-Executive Director	78,940	—		—		—	—	—	78,940
Eddy Cue	Non-Executive Director	78,940	—		—		—	—	—	78,940
John Galantic	Non-Executive Director	83,584	—		—		—	—	—	83,584
Maria Patrizia Grieco	Non-Executive Director	78,940	—		—		—	—	—	78,940
Adam Keswick	Non-Executive Director	69,653	—		—		—	—	—	69,653
Mike Volpi	Non-Executive Director	69,653	—		—		—	—	—	69,653
Total	Non-Executive Directors	719,750	20,164		—		—	—	—	739,914
Total		2,733,681	72,232		4,130,000		—	230,000	4,164,839	11,330,752
_____________________________
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

Name	Office held	Fixed remuneration			Variable remuneration (€)		Extraordinary items (€)	Pension benefits (€)	LTI (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	513,833	13,279	(1)	984,900	(*)	—	—	878,667	2,390,679
Benedetto Vigna	Chief Executive Officer and Executive Director	1,501,560	11,741	(1)	2,954,700	(*)	—	230,000	1,994,433	6,692,434
Total	Executive Directors	2,015,393	25,020		3,939,600		—	230,000	2,873,100	9,083,113
Piero Ferrari	Vice Chairman and Non-Executive Director	73,777	13,080	(1)	—		—	—	—	86,857
Sergio Duca	Senior Non-Executive Director	110,665	—		—		—	—	—	110,665
Delphine Arnault	Non-Executive Director	73,777	—		—		—	—	—	73,777
Francesca Bellettini	Non-Executive Director	78,387	—		—		—	—	—	78,387
Eddy Cue	Non-Executive Director	78,387	—		—		—	—	—	78,387
John Galantic	Non-Executive Director	82,999	—		—		—	—	—	82,999
Maria Patrizia Grieco	Non-Executive Director	78,387	—		—		—	—	—	78,387
Adam Keswick	Non-Executive Director	69,166	—		—		—	—	—	69,166
Mike Volpi	Non-Executive Director	49,513	—		—		—	—	—	49,513
Total	Non-Executive Directors	695,058	13,080		—		—	—	—	708,138
Total		2,710,451	38,100		3,939,600		—	230,000	2,873,100	9,791,251
_____________________________
(1)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(2)Certain amounts have been converted from U.S. Dollars to Euro.
(*) This amount refers to short-term incentives. For information regarding equity-based variable compensation see “Share-based compensation of executive Directors” below.

The following table shows a comparison of the total remuneration of Directors over the last five years, based on Ferrari Directors who served as Directors in 2024.

Directors’ Total Remuneration
Name	Office held	2024	2023	2022	2021		2020
		(in €, except otherwise stated)
John Elkann (*)	Executive Chairman and Executive Director	2,607,804	2,390,679	1,977,195	336,938	(1)	77,790
Benedetto Vigna (*)	Chief Executive Officer and Executive Director	7,983,034	6,692,434	4,993,961	4,486,151	(2)	—
Piero Ferrari	Vice Chairman and Non-Executive Director	94,462	86,857	95,965	81,062		30,041
Sergio Duca	Senior Non-Executive Director	111,445	110,665	114,844	103,238		27,233
Delphine Arnault	Non-Executive Director	74,297	73,777	76,563	68,171		17,020
Francesca Bellettini (3)	Non-Executive Director	78,940	78,387	81,348	73,127		—
Eddy Cue	Non-Executive Director	78,940	78,387	81,348	73,127		19,290
John Galantic (3)	Non-Executive Director	83,584	82,999	86,133	77,429		—
Maria Patrizia Grieco	Non-Executive Director	78,940	78,387	81,348	73,127		19,290
Adam Keswick	Non-Executive Director	69,653	69,166	71,777	64,524		17,020
Mike Volpi	Non-Executive Director	69,653	49,513	—	—		—

Adjusted EBITDA (4) (€ thousand)		2,555	2,279	1,773	1,531		1,143
Average Ferrari Share Price		393.32	275.25	196.34	185.25		155.98
Median fixed remuneration of employees (5)		38,000	37,210	34,960	34,071		32,876
_____________________________
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
(3)Mrs. Francesca Bellettini and Mr. John Galantic were Non-Executive Directors from April 16, 2020.
(4)For additional information relating to this non-IFRS financial measure, see “Financial Overview—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA”.
(5)This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.
(*)     For information regarding equity-based variable compensation see “Share-based compensation of executive Directors” below.

Short-term incentive of executive Directors

In March 2025, the CEO and the Executive Chairman will receive the payout of their short-term incentives for the performance year 2024.

The target setting of Ferrari’s STI has been defined with a competitive perspective to ensure a strong focus on economic and financial objectives, and the target levels have been set higher than the Guidance 2024 provided to the market. Additionally, the performance curve established for the CPF objectives of the STI has a threshold level below which no incentive payment is made, which is very close to the Target level, while reaching the Cap level is more challenging.

	Weight %	Actual Payout
Net Revenues	20%	150%
Adj. EBITDA %	20%	137.5%
Adj. Operating profit (EBIT)	20%	150%
Industrial Free Cash Flow	40%	150%

THE RESULTS OF LINEAR INTERPOLATION IS COMPANY PERFORMANCE FACTOR 2024 = 147.5%

Share-based compensation of executive Directors

The following table provides an overview of the outstanding equity incentive plans provided to Ferrari executive Directors in 2024:

Name, position	Main conditions of share award plans				Movements in share awards during 2024
	Plan	Performance period	Grant date	Vesting date	Number of unvested awards at January 1, 2024	New awards granted	Shares vested	Awards forfeited/other	Number of unvested awards at December 31, 2024	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2021-2023	2021 - 2023	April 2021	March 2024	4,448	—	5,100(1)	—	—	—
	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	5,042	—	—	—	5,042	5,042
	Equity Incentive Plan 2023-2025	2023 - 2025	April 2023	March 2026	4,170	—	—	—	4,170	4,170
	Equity Incentive Plan 2024-2026	2024 - 2026	April 2024	March 2027	—	2,925	—	—	2,925	2,925
Benedetto Vigna, Chief Executive Officer	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	15,126	—	—	—	15,126	15,126
	Equity Incentive Plan 2023-2025	2023 - 2025	April 2023	March 2026	12,510	—	—	—	12,510	12,510
	Equity Incentive Plan 2024-2026	2024 - 2026	April 2024	March 2027	—	8,775	—	—	8,775	8,775
_____________________________
(1)The number of shares vested was greater than the number of awards granted as a result of the level of achievement of the related service conditions.

In March 2024, 3,617 PSUs and 1,483 RSUs held by the Executive Chairman under the Equity Incentive Plan 2021-2023 vested. The evidence of the level of achievement of the KPIs relating to the PSUs is summarized in the following table:

In March 2025, the Equity Incentive Plan 2022-2024 will vest and the evidence of the level of the achievement is summarized in the following table:

Threshold, Target and Maximum are presented in the “Equity Incentive Plan 2022-2024” paragraph.

Compensation of the members of the FLT

The compensation paid to or accrued during the year ended December 31, 2024 by Ferrari and its subsidiaries to the members of the FLT (excluding the CEO) amounted to €29.3 million in aggregate, consisting of €14.3 million for salary and €8.8 million for other short-term benefits (which is linked to the FY 2024 performance and represents slightly more than the target set levels), €5.5 million for share-based compensation in relation to PSUs and RSUs awarded under the Group’s Equity Incentive Plans (2022-2024; 2023-2025; 2024-2026) and other share-based awards, and €0.7 million for the Group’s contributions to pension funds. The PSU and RSU awards will vest in March 2025, 2026 and 2027 (as applicable), subject to continued employment and, for the PSU awards, to the achievement of performance conditions related to relative TSR, Adjusted EBITDA and ESG-related Factor Goal (for LTI Plan 2022-2024, 2023-2025 and 2024-2026), as described above.

Given: (i) Ferrari’s second place positioning in the TSR ranking against the Peer Group (corresponding to the vesting of 120 percent of the target PSUs awarded); (ii) the result of the Adjusted EBITDA factor payout (+11.2% vs 5-years plan) and (iii) the achievement of Innovation Factor (100%), for the vesting of the Equity Incentive Plan 2021-2023, which covers the performance period from 2021 to 2023, ending on December 31, 2023, 12,028 PSUs and 6,969 RSUs vested for FLT members.

Director and Officer Overlaps

There are overlaps among certain Directors and officers of Stellantis and Exor and our Directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or Directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement, now terminated, to supply engines for Maserati cars. For example, Mr. John Elkann, our Executive Chairman, is also the Executive Chairman of Stellantis and the Chief Executive Officer of Exor. As of February 6, 2025, Exor held approximately 24.84 percent of our outstanding common shares and approximately 36.69 percent of the voting power in the Company, while it holds approximately 14.90 percent of the outstanding common shares in Stellantis, based on Exor’s latest public filings available. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with Stellantis and Exor and its related companies”.

Controls and Procedures

Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS Accounting Standards.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS Accounting Standards.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Ferrari N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferrari N.V. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 21, 2025, expressed an unqualified opinion on those financial statements.

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

February 21, 2025

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Ferrari N.V.
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferrari N.V. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, and consolidated statements of changes in equity and cash flows, for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Intangible assets – development costs — Refer to Notes 2 and 14 to the financial statements

Critical Audit Matter Description

The financial statements as of December 31, 2024, include Intangible assets – development costs (“Development costs”) with a net carrying amount of Euro 1,502.9 million.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the capitalization or expense of Development costs included the following, among others:

•We evaluated management’s policies and procedures for identifying the Development costs to be capitalized and the criteria used for capitalization including the consistency to those adopted in previous years.

•We tested the effectiveness of controls over the capitalized Development costs process, including those related to the verification of capitalization requirements, product initiatives approval and spending allocation, and costs monitoring.

•We obtained and analyzed the details of the capitalized Development costs by project, on a sample basis, for the 2024 additions and reclassifications from costs in progress to additions that occurred in the year.

For additions, we verified that capitalized projects met IAS 38 criteria for capitalization and remained commercially viable, through:

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

•We evaluated, on a sample basis, the reasonableness of management’s estimates, including management’s basis and approach for considering the impacts of changes in the regulatory environment, by:

–Inquiring of the Company’s executives to understand the business initiatives supporting the assumptions related to tested development projects
–Comparing Group’s forecast revenue, EBITDA, Operating Profit (EBIT) and Industrial Free Cash flow to actual results to evaluate management’s ability to accurately forecast the future values.
–Evaluating historical trends in revenue and the associated costs of production and Development costs amortization.

•We verified, on a sample basis, that the costs recorded as research expensed through profit and loss were not eligible for capitalization, and therefore not included in capitalized Development costs.

/s/ DELOITTE & TOUCHE S.p.A.

Bologna, Italy

February 21, 2025

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ferrari N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated income statements, statements of comprehensive income, cash flows and changes in equity of Ferrari N.V. (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board, as well as International Financial Reporting Standards as adopted by the European Union (IFRS).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EY S.p.A.

We have served as the Company’s auditor from 2015 to 2023.

Milan, Italy

February 24, 2023

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
	Note	2024	2023	2022
		(€ thousand)
Net revenues	4	6,676,668	5,970,146	5,095,254
Cost of sales	5	3,329,483	2,995,877	2,648,953
Selling, general and administrative costs	6	561,144	462,580	427,974
Research and development costs	7	894,092	881,559	775,572
Other expenses, net	8	12,443	18,898	21,548
Result from investments		8,245	6,137	6,175
Operating profit (EBIT)		1,887,751	1,617,369	1,227,382
Financial income	9	147,100	132,319	83,858
Financial expenses	9	145,895	147,334	133,474
Financial (income)/expenses, net	9	(1,205)	15,015	49,616
Profit before taxes		1,888,956	1,602,354	1,177,766
Income tax expense	10	363,043	344,897	238,472
Net profit		1,525,913	1,257,457	939,294
Net profit attributable to:
Owners of the parent		1,521,877	1,252,048	932,614
Non-controlling interests	3	4,036	5,409	6,680

Basic earnings per common share (in €)	12	8.47	6.91	5.11
Diluted earnings per common share (in €)	12	8.46	6.90	5.09

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
	Note	2024	2023	2022
		(€ thousand)
Net profit		1,525,913	1,257,457	939,294
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans	20	(691)	221	1,605
Related tax impact	20	168	(52)	(376)
Total items that will not be reclassified to the consolidated income statement in subsequent periods		(523)	169	1,229
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments	20	(86,810)	(26,284)	92,898
Exchange differences on translating foreign operations	20	12,248	(6,323)	9,798
Related tax impact	20	23,610	6,403	(24,626)
Total items that may be reclassified to the consolidated income statement in subsequent periods		(50,952)	(26,204)	78,070
Total other comprehensive (loss)/income, net of tax		(51,475)	(26,035)	79,299
Total comprehensive income		1,474,438	1,231,422	1,018,593
Total comprehensive income attributable to:
Owners of the parent		1,470,092	1,226,428	1,012,215
Non-controlling interests		4,346	4,994	6,378

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2024 and 2023

		At December 31,
	Note	2024	2023
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	1,545,664	1,419,699
Property, plant and equipment	15	1,828,784	1,575,200
Investments and other financial assets	16	80,822	67,671
Deferred tax assets	10	236,791	217,553
Total non-current assets		4,477,243	4,065,305
Inventories	17	1,088,194	948,514
Trade receivables	18	349,176	261,380
Receivables from financing activities	18	1,661,632	1,451,158
Tax receivables	18	15,918	11,616
Other current assets	18	137,763	130,228
Current financial assets	19	25,006	61,130
Cash and cash equivalents	32	1,742,214	1,121,981
Total current assets		5,019,903	3,986,007
Total assets		9,497,146	8,051,312

Equity and liabilities
Equity attributable to owners of the parent		3,533,946	3,060,888
Non-controlling interests	3	9,292	9,734
Total equity	20	3,543,238	3,070,622

Employee benefits	22	134,147	123,045
Provisions	23	206,212	187,276
Deferred tax liabilities	10	110,016	136,846
Debt	24	3,351,888	2,477,186
Other liabilities	25	1,106,221	1,022,967
Other financial liabilities	19	61,894	13,539
Trade payables	26	945,657	930,560
Tax payables		37,873	89,271
Total equity and liabilities		9,497,146	8,051,312

The accompanying notes are an integral part of the Consolidated Financial Statements.

                        Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
	Note	2024	2023	2022
		(€ thousand)
Cash and cash equivalents at the beginning of the year	32	1,121,981	1,388,901	1,344,146

Cash flows from operating activities:
Net profit		1,525,913	1,257,457	939,294
Income tax expense	10	363,043	344,897	238,472
Amortization and depreciation	14,15	666,777	662,305	546,225
Provision accruals	23	81,546	64,834	72,331
Result from investments		(8,245)	(6,137)	(6,175)
Financial income	9	(147,100)	(132,319)	(83,858)
Financial expenses	9	145,895	147,334	133,474
Other non-cash expenses, net	32	91,909	79,813	46,653
Change in inventories	17	(157,526)	(309,564)	(153,890)
Change in trade receivables	18	(94,029)	(33,381)	(48,400)
Change in trade payables	26	7,672	43,277	103,981
Change in receivables from financing activities	27	(118,687)	(107,247)	(187,890)
Change in other operating assets and liabilities		(20,045)	48,642	140,008
Finance income received	9	49,673	32,432	5,158
Finance costs paid	9	(50,354)	(83,243)	(37,351)
Income tax paid	10	(409,786)	(292,463)	(304,692)
Total cash flows from operating activities		1,926,656	1,716,637	1,403,340

Cash flows used in investing activities:
Investments in intangible assets	14	(506,874)	(487,148)	(456,894)
Investments in property, plant and equipment	15	(482,277)	(381,762)	(347,725)
Investments in joint ventures		—	—	(1,367)
Proceeds from the sale of property, plant and equipment and intangible assets	14,15	2,041	2,458	578
Total cash flows used in investing activities		(987,110)	(866,452)	(805,408)

Cash flows used in financing activities:
Proceeds from bonds and notes	24	496,145	—	—
Repayments of bonds and notes	24	—	(575,702)	—
Proceeds from securitizations	24	340,499	151,217	218,924
Repayments of securitizations	24	(243,649)	(49,611)	(72,824)
Proceeds from borrowings from banks and other financial institutions	24	225,000	250,000	8,909
Repayments of borrowings from banks and other financial institutions	24	(104,690)	(72,500)	(55,000)
Proceeds from other debt	24	51,022	34,596	34,456
Repayments of other debt	24	(41,297)	(35,566)	(23,215)
Repayments of lease liabilities	24	(22,001)	(17,691)	(16,500)
Dividends paid to owners of the parent	20	(439,918)	(328,631)	(249,522)
Dividends paid to non-controlling interests	20	(4,788)	(4,890)	(2,266)
Share repurchases	20	(581,084)	(460,629)	(396,522)
Total cash flows used in financing activities		(324,761)	(1,109,407)	(553,560)

Translation exchange differences		5,448	(7,698)	383

Total change in cash and cash equivalents		620,233	(266,920)	44,755
Cash and cash equivalents at the end of the year	32	1,742,214	1,121,981	1,388,901

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2024, 2023 and 2022

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total equity
	(€ thousand)
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	932,614	—	—	—	932,614	6,680	939,294
Other comprehensive income/(loss)	—	—	68,272	10,100	1,229	79,601	(302)	79,299
Total comprehensive income	—	932,614	68,272	10,100	1,229	1,012,215	6,378	1,018,593
Dividends to owners of the parent	—	(249,522)	—	—	—	(249,522)	—	(249,522)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,266)	(2,266)
Share repurchases	—	(396,522)	—	—	—	(396,522)	—	(396,522)
Share-based compensation	—	20,860	—	—	—	20,860	—	20,860
Other movements	—	(112)	(33)	—	73	(72)	—	(72)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	1,252,048	—	—	—	1,252,048	5,409	1,257,457
Other comprehensive (loss)/income	—	—	(19,881)	(5,908)	169	(25,620)	(415)	(26,035)
Total comprehensive income	—	1,252,048	(19,881)	(5,908)	169	1,226,428	4,994	1,231,422
Dividends to owners of the parent	—	(328,631)	—	—	—	(328,631)	—	(328,631)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,890)	(4,890)
Share repurchases	—	(460,629)	—	—	—	(460,629)	—	(460,629)
Share-based compensation	—	30,863	—	—	—	30,863	—	30,863
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622
Net profit	—	1,521,877	—	—	—	1,521,877	4,036	1,525,913
Other comprehensive (loss)/income	—	—	(63,200)	11,938	(523)	(51,785)	310	(51,475)
Total comprehensive income	—	1,521,877	(63,200)	11,938	(523)	1,470,092	4,346	1,474,438
Dividends to owners of the parent	—	(439,918)	—	—	—	(439,918)	—	(439,918)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,788)	(4,788)
Share repurchases	—	(581,084)	—	—	—	(581,084)	—	(581,084)
Share-based compensation	—	23,968	—	—	—	23,968	—	23,968
Other movements	—	(7)	—	—	7	—	—	—
At December 31, 2024	2,573	3,518,258	(36,848)	58,648	(8,685)	3,533,946	9,292	3,543,238

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PREPARATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in approximately 60 markets worldwide through a network of 180 authorized dealers operating 200 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 15 Ferrari-owned directly operated stores and 2 franchised stores (as of December 31, 2024), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients, as well as to dealers in certain territories, directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari endurance teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of Ferrari N.V. were authorized for issuance by the Board of Directors on February 20, 2025.

The consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union (references to IFRS Accounting Standards refer to both IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union, unless specified otherwise). There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by IASB and IFRS Accounting Standards as adopted by the European Union. The designation IFRS Accounting Standards also includes International Accounting Standards (“IAS® Standards”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC® Interpretations’” and “SIC® Interpretations”).

The consolidated financial statements are prepared on a going concern basis and applying the historical cost method, modified as required by IFRS Accounting Standards for the measurement of certain financial instruments, which are generally measured at fair value.

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

For presentation of the consolidated income statement, the Group uses a classification based on the function of expenses, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice. In the consolidated income statement, the Group presents a subtotal for its operating profit before interest and taxes which is referred to as operating profit (EBIT). Operating profit (EBIT) distinguishes between the profit

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

before taxes arising from operating items and those arising from financing activities. Operating profit (EBIT) is one of the primary measures used by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) to assess performance and allocate resources.

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

The consolidated statement of cash flows is presented using the indirect method with cash flows classified within operating, investing or financing activities.

New amendments effective from January 1, 2024

The following new amendments effective from January 1, 2024 were adopted by the Group for the preparation of these Consolidated Financial Statements.

In January 2020 IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. There was no effect from the adoption of these amendments.

In September 2022 IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. There was no effect from the adoption of these amendments.

In October 2022 IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. There was no effect from the adoption of these amendments.

In May 2023 IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. There was no effect from the adoption of these amendments.

New standards and amendments not yet effective

The standards and amendments issued by IASB that will have mandatory application in 2025 or subsequent years are listed below:

In August 2023, IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

In April 2024, IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.

In May 2024, IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.

In May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In July 2024, IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In December 2024, IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

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

Interests in associate

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2024		2023		2022
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.0824	1.0389	1.0814	1.1050	1.0530	1.0666
Pound Sterling	0.8466	0.8292	0.8699	0.8691	0.8528	0.8869
Swiss Franc	0.9526	0.9412	0.9717	0.9260	1.0047	0.9847
Japanese Yen	163.8519	163.0600	151.8540	156.3300	138.0274	140.6600
Chinese Yuan	7.7875	7.5833	7.6568	7.8509	7.0788	7.3582
Australian Dollar	1.6397	1.6772	1.6283	1.6263	1.5167	1.5693
Singapore Dollar	1.4458	1.4164	1.4521	1.4591	1.4512	1.4300
Canadian Dollar	1.4821	1.4948	1.4595	1.4642	1.3695	1.4440
Hong Kong Dollar	8.4454	8.0686	8.4663	8.6314	8.2451	8.3163
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
    Land is not depreciated.

If the asset being depreciated consists of separately identifiable components whose useful lives differ from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the “component approach”.
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

Impairment of assets

The Group continuously monitors its operations to assess whether there is any indication that its intangible assets (including capitalized development costs) and its property, plant and equipment may be impaired. Goodwill is tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

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

Where an impairment loss for assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated income statement immediately.

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

Financial liabilities include debt (primarily bonds, notes, asset-backed financing (securitizations) and borrowings from banks), trade payables and other financial liabilities (mainly derivative financial instruments).

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

Trade receivables and receivables from financing activities are originated in the ordinary course of business and held within a business model with the objective to hold the receivables in order to collect contractual cash flows that meet the “solely payments of principal and interest” criterion under IFRS 9, therefore they are measured at amortized cost using the effective interest rate method. Receivables with maturities greater than one year are discounted to present value.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized within selling, general and administrative costs for trade receivables and within cost of sales for receivables from financing activities. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments for trade receivables and for receivables from financing activities that are within the scope of IFRS 16, the Group applies the simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment. For all other receivables from financing activities, the Group applies the general approach, which requires the application of a three-stage model to assess whether there has been a significant increase in credit risk on the financial instrument since initial recognition.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

Cash flow hedges — Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/expenses. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.

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

In the case of a transfer of receivables, if the Group transfers substantially all the risks and rewards of ownership of the receivables, it derecognizes the receivables and separately recognizes as assets or liabilities any rights and obligations created or retained in the transfer. On derecognition of the receivables, the difference between their carrying amount and the

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

consideration received or receivable for the transfer of the receivables is recognized within cost of sales for receivables from financing activities and within financial income or financial expenses for trade receivables.

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

See “—Use of estimates and judgments” below for further details relating to recall campaigns.

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

The Group generates revenue from the sale of cars, spare parts and engines as well as from sponsorship, commercial and brand activities. The Group accounts for a contract with a customer when there is a legally enforceable contract between the Group and the customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. Payments from customers are typically due within 30 to 40 days of invoicing.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Imposta Regionale sulle Attività Produttive (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2024, 2023 and 2022.

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

For additional disclosures required by IFRS 8, see Note 31 “Entity-Wide Disclosures”.

Use of estimates and judgments

The Consolidated Financial Statements are prepared in accordance with IFRS Accounting Standards, which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

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

The most significant estimates and judgments made by management are described below.

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

Climate-related matters

Global climate change is resulting in, and is expected to continue to result in, natural disasters and extreme weather occurring more frequently or with greater intensity, including droughts, wildfires, storms, rising sea-levels, flooding, heat waves and cold waves. Such extreme events are driving changes in market dynamics, stakeholder expectations, local, national and international climate change policies and regulations.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Goodwill

The Group’s goodwill amounted to €785,182 thousand at December 31, 2024 and December 31, 2023. As required by IFRS Accounting Standards, an annual impairment test must be performed for goodwill, which may require management to exercise judgment in determining expected future cash flows. Based on the impairment tests performed by management, the recoverable amount of goodwill was significantly higher than its carrying amount for the years ended December 31, 2024, 2023 and 2022. Furthermore, the exclusivity of the Group’s business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable even in the event of difficult economic and market conditions, including those that may be caused by regulatory developments or climate-related matters. For additional information relating to the goodwill test performed, see Note 13 “Goodwill”.

Non-current assets with definite useful lives

The Group’s non-current assets (excluding goodwill) primarily include intangible assets, which primarily relate to development costs, and property, plant and equipment. At December 31, 2024 and December 31, 2023, the Group’s intangible assets amounted to €1,545,664 thousand and €1,419,699 thousand, respectively (of which €1,502,889 thousand and €1,369,895 thousand related to development costs), and the Group’s property, plant and equipment amounted to €1,828,784 thousand and €1,575,200 thousand, respectively. The Group makes significant investments for the development of its existing and future product portfolio, and capitalized development costs recognized for the years ended December 31, 2024 and 2023 amounted to €476,467 thousand and €448,380 thousand respectively. These costs were capitalized in accordance with the criteria in IAS 38 - Intangible Assets, including, among others: (i) the costs can be measured reliably, (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits, based primarily on information specific to business initiatives underlying the Group’s business plans, and (iii) the Company has the intention to complete the development and the ability to use the related intangible assets. Management may use judgment in distinguishing between research phases and development phases, including as a result of regulatory developments. For the years ended December 31, 2024, 2023 and 2022, no impairment indicators were identified and the Group did not recognize any impairment charges for non-current assets with definite useful lives.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2024 and 2023 was as follows:

			At December 31, 2024		At December 31, 2023
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%
New Business 33 S.p.A. (1)	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A. in liquidation	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (2)	USA	Financial services	100%	—%	100%	—%
Ferrari Lifestyle North America, Inc. (3)(4)	USA	Retail	100%	—%	100%	—%
_____________________________
(1)    With effectiveness as of January 1, 2025, New Business 33 S.p.A. was merged by incorporation into Ferrari S.p.A.
(2)    Shareholding held by Ferrari Financial Services Inc. within the context of securitization transactions for receivables generated by the Group’s financial services activities in the United States.
(3)    Shareholding held by Ferrari North America Inc.
(4)    Effective as of January 12, 2024, the company changed its name from 410 Park Display, Inc to Ferrari Lifestyle North America, Inc.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Non-controlling interests

The non-controlling interests at December 31, 2024 and 2023 and the net profit attributable to non-controlling interests for the years ended December 31, 2024, 2023 and 2022 relate to Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), in which the Group holds an 80 percent interest.

	At December 31,
	2024	2023
	(€ thousand)
Equity attributable to non-controlling interests	9,292	9,734

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Net profit attributable to non-controlling interests	4,036	5,409	6,680
    The non-controlling interests in FICTS are not considered to be significant to the Group for the periods presented in these Consolidated Financial Statements.

4. NET REVENUES

Net revenues are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Revenues from:
Cars and spare parts	5,727,688	5,119,181	4,321,120
Sponsorship, commercial and brand	669,776	571,759	498,861
Other (1)	279,204	279,206	275,273
Total net revenues	6,676,668	5,970,146	5,095,254
_____________________________
(1)Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €126,748 thousand and €155,342 thousand for the years ended December 31, 2023 and 2022 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.

Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the sale of engines to other Formula 1 racing teams and from the sale of engines to Maserati, for which the contract expired in December 2023.

Interest and other financial income from financial services activities included within net revenues in 2024, 2023 and 2022 amounted to €130,406 thousand, €99,661 thousand and €69,389 thousand, respectively.

5. COST OF SALES

Cost of sales in 2024, 2023 and 2022 amounted to €3,329,483 thousand, €2,995,877 thousand and €2,648,953 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also include depreciation and amortization, insurance, transportation costs,

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and warranty and product-liability related costs, as well as production costs for engines sold to Maserati and engines rented to other Formula 1 racing teams.

Interest and other financial expenses from financial services activities included within cost of sales in 2024, 2023 and 2022 amounted to €88,308 thousand, €60,808 thousand and €27,145 thousand, respectively.

6. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Selling costs	288,538	236,443	226,988
General and administrative costs	272,606	226,137	200,986
Total selling, general and administrative costs	561,144	462,580	427,974

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
7. RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Research and development costs expensed during the year	563,311	538,903	517,842
Amortization of capitalized development costs	330,781	342,656	257,730
Total research and development costs	894,092	881,559	775,572

Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies.

Research and development costs for the year ended December 31, 2022 and, to a lesser extent, for the years December 31, 2024 and 2023 are recognized net of technology-related government incentives.

8. OTHER EXPENSES, NET

Other expenses, net are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Other income	21,818	10,958	12,446
Other expenses	34,261	29,856	33,994
Total other expenses, net	12,443	18,898	21,548

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.
9. FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Foreign exchange gains	92,051	91,019	78,674
Interest income	31,486	25,813	4,150
Other financial income	23,563	15,487	1,034
Financial income	147,100	132,319	83,858
Foreign exchange losses	99,087	111,216	104,597
Interest expenses	40,054	29,258	25,489
Other financial expenses	6,754	6,860	3,388
Financial expenses	145,895	147,334	133,474
Financial (income)/expenses, net	(1,205)	15,015	49,616

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. INCOME TAXES

    Income tax expense is as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Current tax expense	383,481	347,162	269,924
Deferred tax benefit	(17,483)	(4,541)	(30,178)
Taxes relating to prior years	(2,955)	2,276	(1,274)
Total income tax expense	363,043	344,897	238,472

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

Income tax expense amounted to €363,043 thousand, €344,897 thousand and €238,472 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Income taxes for the years ended December 31, 2024, 2023 and 2022 benefited from the coexistence of two Patent Box tax regimes. The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% supertax deduction for costs relating to eligible intangible assets and allows for a transitional period where both Patent Box tax regimes coexist.

The table below provides a reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Profit before taxes	1,888,956	1,602,354	1,177,766
Theoretical income tax rate	24.0%	24.0%	24.0%
Theoretical income tax expense	453,349	384,565	282,664
Tax effect on:
Permanent and other differences	(145,802)	(95,836)	(85,736)
Italian Regional Income Tax (IRAP)	50,408	48,912	39,446
Effect of changes in tax rates and tax regulations	938	961	553
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	2,681	2,156	1,945
Taxes relating to prior years	(2,955)	2,276	(1,274)
Withholding tax on earnings	4,424	1,863	875
Income tax expense	363,043	344,897	238,472

Effective tax rate	19.2%	21.5%	20.2%

The effective tax rate was 19.2 percent, 21.5 percent and 20.2 percent for the years ended December 31, 2024, 2023 and 2022, respectively. The Patent Box benefit relating to 2024, 2023 and 2022 is included within “permanent and other differences” in the tax rate reconciliation above.

Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) in 2024, 2023 and 2022 amounted to €50,408 thousand, €48,912 thousand and €39,446 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2024, 2023 and 2022.

The analysis of deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023, is as follows:

	At December 31,
	2024	2023
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	93,073	128,110
To be recovered within 12 months	143,718	89,443
	236,791	217,553
Deferred tax liabilities:
To be realized after 12 months	(82,429)	(100,865)
To be realized within 12 months	(27,587)	(35,981)
	(110,016)	(136,846)
Net deferred tax assets	126,775	80,707

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	At December 31, 2023	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2024
	(€ thousand)
Deferred tax assets arising on:
Provisions	183,035	10,703	—	892	194,630
Intercompany profit on inventory and obsolescence	119,920	15,522	—	194	135,636
Allowances for doubtful accounts	5,060	1,787	—	(11)	6,836
Depreciation	17,782	92	—	(13)	17,861
Trademark step-up	78,678	(1,674)	—	—	77,004
Patent Box regime	94,268	39,224	—	—	133,492
Other	20,873	(10,217)	14,010	3,198	27,864
Deferred tax assets (prior to offsetting)	519,616	55,437	14,010	4,260	593,323
Offsetting of deferred tax assets	(302,063)				(356,532)
Total deferred tax assets	217,553				236,791

Deferred tax liabilities arising on:
Depreciation	(3,458)	(645)	—	(155)	(4,258)
Capitalization of development costs	(385,257)	(37,132)	—	—	(422,389)
Tax on undistributed earnings	(18,859)	(1,178)	—	—	(20,037)
Other	(31,335)	1,001	9,768	702	(19,864)
Total deferred tax liabilities (prior to offsetting)	(438,909)	(37,954)	9,768	547	(466,548)
Offsetting of deferred tax liabilities	302,063				356,532
Total deferred tax liabilities	(136,846)				(110,016)

Total net deferred tax assets/(liabilities)	80,707	17,483	23,778	4,807	126,775

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2022	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2023
	(€ thousand)
Deferred tax assets arising on:
Provisions	171,914	11,121	—	—	183,035
Intercompany profit on inventory and obsolescence	100,835	19,305	—	(220)	119,920
Allowances for doubtful accounts	5,223	(166)	—	3	5,060
Depreciation	17,533	264	—	(15)	17,782
Trademark step-up	85,374	(6,696)	—	—	78,678
Patent Box regime	78,381	15,887	—	—	94,268
Other	20,948	2,537	(52)	(2,560)	20,873
Deferred tax assets (prior to offsetting)	480,208	42,252	(52)	(2,792)	519,616
Offsetting of deferred tax assets	(276,826)				(302,063)
Total deferred tax assets	203,382				217,553

Deferred tax liabilities arising on:
Depreciation	(5,057)	1,507	—	92	(3,458)
Capitalization of development costs	(355,574)	(29,683)	—	—	(385,257)
Tax on undistributed earnings	(10,578)	(8,281)	—	—	(18,859)
Other	(32,124)	(1,254)	6,403	(4,360)	(31,335)
Total deferred tax liabilities (prior to offsetting)	(403,333)	(37,711)	6,403	(4,268)	(438,909)
Offsetting of deferred tax liabilities	276,826				302,063
Total deferred tax liabilities	(126,507)				(136,846)

Total net deferred tax assets/(liabilities)	76,875	4,541	6,351	(7,060)	80,707
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. At December 31, 2024, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €286,653 thousand (€251,029 thousand at December 31, 2023).

11. OTHER INFORMATION BY NATURE

Personnel costs in 2024, 2023 and 2022 amounted to €626,287 thousand, €575,215 thousand and €527,316 thousand, respectively. These amounts include costs that were capitalized in connection with product development activities. In 2024, 2023 and 2022 the Group had an average number of employees of is 5,327, 4,960 and 4,691, respectively.

Depreciation of property, plant and equipment amounted to €299,638 thousand, €290,204 thousand and €259,849 thousand for the years ended December 31, 2024, 2023 and 2022, respectively
Amortization of intangible assets amounted to €367,139 thousand, €372,101 thousand and €286,376 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. EARNINGS PER SHARE

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2024, 2023 and 2022:

		For the years ended December 31,
		2024	2023	2022
Profit attributable to owners of the Company	€ thousand	1,521,877	1,252,048	932,614
Weighted average number of common shares for basic earnings per common share	thousand	179,743	181,220	182,836
Basic earnings per common share		€8.47	6.91	5.11
Diluted earnings per share

For the years ended December 31, 2024, 2023 and 2022, the weighted average number of shares for diluted earnings per share includes the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details related to the Group’s equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2024, 2023 and 2022:

		For the years ended December 31,
		2024	2023	2022
Profit attributable to owners of the Company	€ thousand	1,521,877	1,252,048	932,614
Weighted average number of common shares for diluted earnings per common share	thousand	179,992	181,511	183,121
Diluted earnings per common share		€8.46	6.90	5.09

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the years ended December 31,
Number of shares	2024	2023	2022
Weighted average number of common shares for basic earnings per share	179,743	181,220	182,836
Adjustments for calculation of diluted earnings per share:
Share-based compensation	249	291	285
Weighted average number of common shares for diluted earnings per share	179,992	181,511	183,121

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13. GOODWILL

At December 31, 2024 and 2023 goodwill amounted to €785,182 thousand.

In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (CGU), which is represented by the entire Ferrari Group. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.

The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:
•The expected future cash flows covering the period from 2025 through 2028 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the consolidated financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Expected volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.
•The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2024 (2.0 percent in 2023 and 2022).
•The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 8.45 percent in 2024 (9.21 percent in 2023 and 8.10 percent in 2022). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration. The decrease in the WACC between 2024 and 2023 is primarily the result of a lower risk free rate driven by central banks decreasing interest rates in several regions where the Group operates, as well as a decrease in the equity risk premium driven by market factors and conditions.
    The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

See Note 2 “Material Accounting Policies—Use of estimates and judgments—Climate-related matters—Goodwill” for additional details related to climate-related matters.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. INTANGIBLE ASSETS

Intangible assets are as follows:

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at December 31, 2022	2,334,817	1,007,704	291,379	58,665	3,692,565
Additions	272,975	175,405	23,849	14,919	487,148
Divestitures	—	—	—	(2,564)	(2,564)
Reclassifications	—	5,558	3,399	(3,399)	5,558
Translation differences and other movements	—	(296)	(42)	167	(171)
Balance at December 31, 2023	2,607,792	1,188,371	318,585	67,788	4,182,536
Additions	306,559	169,908	26,453	3,954	506,874
Divestitures	(14,632)	(945)	(1,613)	(12)	(17,202)
Reclassifications	—	—	10,267	(9,684)	583
Translation differences and other movements	2,633	(2,632)	—	(15,000)	(14,999)
Balance at December 31, 2024	2,902,352	1,354,702	353,692	47,046	4,657,792

Accumulated amortization at December 31, 2022	1,510,124	567,930	258,995	48,128	2,385,177
Amortization	250,033	92,623	27,923	1,522	372,101
Divestitures	—	—	—		—
Reclassification	—	5,558	(4,283)	4,283	5,558
Translation differences and other movements	—	—	(7)	8	1
Balance at December 31, 2023	1,760,157	666,111	282,628	53,941	2,762,837
Amortization	237,414	93,367	34,695	1,663	367,139
Divestitures	(2,881)	—	—	—	(2,881)
Reclassification	—	—	31	—	31
Translation differences and other movements	—	(3)	—	(14,995)	(14,998)
Balance at December 31, 2024	1,994,690	759,475	317,354	40,609	3,112,128

Carrying amount at:
December 31, 2022	824,693	439,774	32,384	10,537	1,307,388
December 31, 2023	847,635	522,260	35,957	13,847	1,419,699
December 31, 2024	907,662	595,227	36,338	6,437	1,545,664

Additions were primarily attributable to externally acquired and internally generated development costs relating to existing and new models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are as follows:

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at December 31, 2022	131,990	498,052	3,070,534	258,673	238,614	4,197,863
Additions	2,014	29,948	113,282	36,416	242,155	423,815
Divestitures	—	(12,935)	(40,270)	(25,030)	(369)	(78,604)
Reclassifications	17,235	9,132	62,236	(2,303)	(88,603)	(2,303)
Translation differences and other movements	(10)	(1,050)	(49)	(2,511)	(5)	(3,625)
Balance at December 31, 2023	151,229	523,147	3,205,733	265,245	391,792	4,537,146
Additions	1,565	56,504	105,175	60,804	332,908	556,956
Divestitures	—	(2,853)	(75,491)	(7,039)	(78)	(85,461)
Reclassifications	1	80,119	116,426	(6,600)	(224,842)	(34,896)
Translation differences and other movements	18	509	(1,848)	4,459	(645)	2,493
Balance at December 31, 2024	152,813	657,426	3,349,995	316,869	499,135	4,976,238

Accumulated amortization at December 31, 2022	—	219,376	2,343,325	177,337	—	2,740,038
Depreciation	—	21,654	243,633	24,917	—	290,204
Divestitures	—	(8,338)	(39,322)	(18,401)	—	(66,061)
Translation differences and other movements	—	(624)	(15)	(1,596)	—	(2,235)
Balance at December 31, 2023	—	232,068	2,547,621	182,257	—	2,961,946
Depreciation	—	27,042	243,424	29,172	—	299,638
Divestitures	—	(1,516)	(72,308)	(6,540)	—	(80,364)
Reclassifications	—	(8,153)	(12,355)	(12,668)	—	(33,176)
Translation differences and other movements	—	(56)	(4,226)	3,692	—	(590)
Balance at December 31, 2024	—	249,385	2,702,156	195,913	—	3,147,454

Carrying amount at:
December 31, 2022	131,990	278,676	727,209	81,336	238,614	1,457,825
of which right-of use assets under IFRS 16	—	18,972	2,756	32,420	—	54,148
December 31, 2023	151,229	291,079	658,112	82,988	391,792	1,575,200
of which right-of use assets under IFRS 16	—	22,971	3,396	41,888	—	68,255
December 31, 2024	152,813	408,041	647,839	120,956	499,135	1,828,784
of which right-of use assets under IFRS 16	—	38,918	8,569	68,884	—	116,371

Additions primarily relate to investments for car production and engine assembly lines (including those for models to be launched in future years), industrial tools needed for the production of cars and personalization programs, as well as investments for the new e-building and the ongoing construction of the new paint shop. The new e-building was inaugurated in June 2024 and will be used to produce and develop models with internal combustion, hybrid and full electric powertrains, as well as strategic electrical components.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the changes in the carrying amount of right-of-use assets for the year ended December 31, 2024 and 2023:

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at December 31, 2022	18,972	2,756	32,420	54,148
Additions	16,746	2,069	23,238	42,053
Disposals	(4,597)	—	(3,008)	(7,605)
Depreciation	(7,933)	(1,402)	(10,254)	(19,589)
Translation differences and other movements	(217)	(27)	(508)	(752)
Balance at December 31, 2023	22,971	3,396	41,888	68,255
Additions	27,474	7,529	39,676	74,679
Disposals	(1,231)	(2)	(17)	(1,250)
Depreciation	(10,445)	(2,364)	(13,977)	(26,786)
Translation differences and other movements	149	10	1,314	1,473
Balance at December 31, 2024	38,918	8,569	68,884	116,371

    Amounts recognized in the consolidated income statement in relation to leases for the year ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	2022
	(€ thousand)
Depreciation of right-of-use assets	26,786	19,589	16,833
Interest expense on lease liabilities	3,356	1,450	1,219
Variable lease payments not included in the measurement of lease liabilities	1,781	1,213	822
Expenses relating to short-term leases and leases of low-value assets	3,077	2,842	3,227
Total expenses recognized	35,000	25,094	22,101
For the year ended December 31, 2024 depreciation of right-of-use assets amounted to €26,786 thousand and interest expense on lease liabilities amounted to €3,356 thousand (€19,589 thousand and €1,450 thousand, respectively, for the year ended December 31, 2023 and €16,833 thousand and €1,219 thousand respectively, for the year ended December 31, 2022).

At December 31, 2024, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €397,473 thousand (€115,330 thousand at December 31, 2023). The increase in contractual commitments reflects the period of structurally higher capital spending as we make investments in infrastructure projects, including the new paint shop, as well as broaden the Group’s architectures, prioritize innovation and advanced technologies, and enrich the product portfolio with hybrid and electric powertrains.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At December 31,
	2024	2023
	(€ thousand)
Investments accounted for using the equity method	63,438	55,200
Other securities and financial assets	17,384	12,471
Total investments and other financial assets	80,822	67,671
Investments accounted for using the equity method

Changes in the carrying amount of investments accounted for using the equity method during the period were as follows:

(€ thousand)
Balance at December 31, 2022	49,087
Proportionate share of net profit for the year ended December 31, 2023	6,137
Proportionate share of remeasurement of defined benefit plans and other movements	(24)
Balance at December 31, 2023	55,200
Proportionate share of net profit for the year ended December 31, 2024	8,245
Proportionate share of remeasurement of defined benefit plans and other movements	(7)
Balance at December 31, 2024	63,438
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). FFS GmbH is the Group’s partnership with CA Auto Bank S.p.A. (“CA Auto Bank”, formerly FCA Bank S.p.A., “FCA Bank”), which, following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A. (“CACF”) in April 2023, is now fully owned by CACF. Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market.

Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2024 and 2023 is presented below:

	At December 31,
	2024	2023
	(€ thousand)
Assets
Non-current assets	4,825	3,566
Receivables from financing activities	1,371,071	1,187,535
Other current assets	8,766	29,590
Cash and cash equivalents	28,571	21,275
Total assets	1,413,233	1,241,966

Equity and liabilities
Equity	125,040	108,134
Debt	1,126,177	999,206
Other liabilities	162,016	134,626
Total equity and liabilities	1,413,233	1,241,966

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2024	2023	2022
	(€ thousand)
Net revenues	88,597	66,446	52,100
Cost of sales	52,415	37,198	22,943
Selling, general and administrative costs	9,966	9,314	8,923
Other expenses/(income), net	2,826	1,574	1,116
Profit before taxes	23,390	18,360	19,118
Income tax expense	6,472	5,147	5,336
Net profit	16,918	13,213	13,782
Other securities and financial assets

Other securities and financial assets primarily include Series C Formula One Group Common Stock of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €15,816 thousand at December 31, 2024 (€10,519 thousand at December 31, 2023) (the “Liberty Media Shares”).
17. INVENTORIES

Inventories are as follows:

	At December 31,
	2024	2023
	(€ thousand)
Raw materials	222,243	203,247
Semi-finished goods	239,388	229,791
Finished goods	626,563	515,476
Total inventories	1,088,194	948,514

The amount of inventory write-downs recognized as an expense within cost of sales during 2024 was €36,932 thousand (€20,822 thousand in 2023 and €18,021 thousand in 2022).

Changes in the provision for slow moving and obsolete inventories were as follows:

	2024	2023
	(€ thousand)
At January 1,	123,428	110,963
Provision	36,932	20,822
Utilizations and other changes	(11,132)	(8,357)
At December 31,	149,228	123,428

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

Current receivables and other current assets are as follows:

	At December 31,
	2024	2023
	(€ thousand)
Trade receivables	349,176	261,380
Receivables from financing activities	1,661,632	1,451,158
Current tax receivables	15,918	11,616
Other current assets	137,763	130,228
Total	2,164,489	1,854,382

Trade receivables

The following table sets forth a breakdown of trade receivables by nature:

	At December 31,
	2024	2023
	(€ thousand)
Trade receivables due from:
Dealers	153,894	122,177
Sponsorship and commercial activities	81,863	32,357
Brand activities	26,189	30,587
Stellantis Group companies	3,654	20,398
Other	83,576	55,861
Total	349,176	261,380
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

The Group is not exposed to significant concentration of third party credit risk.

The following table sets forth a breakdown of trade receivables by currency:

	At December 31,
	2024	2023
	(€ thousand)
Trade receivables denominated in:
Euro	166,846	118,104
U.S. Dollar	152,537	118,233
Pound Sterling	12,814	6,096
Chinese Yuan	4,701	5,099
Japanese Yen	6,104	7,230
Other currencies	6,174	6,618
Total	349,176	261,380

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

Changes in the allowance for doubtful accounts of trade receivables during the year were as follows:

	2024	2023
	(€ thousand)
At January 1	25,418	25,800
Additional provisions	10,884	2,767
Utilizations	(2,104)	(1,845)
Releases	(828)	(1,280)
Other changes	6	(24)
At December 31	33,376	25,418
Receivables from financing activities

Receivables from financing activities relate to financing provided by the Group to Ferrari clients to finance their car acquisitions in the United States. The underlying receivables are denominated in U.S. Dollars and are generally secured on the title of cars or other guarantees.

During 2024 the average contractual duration at inception of such contracts was approximately 68 (67 months in 2023) and the weighted average interest rate was approximately 8.3 percent (approximately 7.8 percent in 2023). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.

Receivables from financing activities are shown net of an allowance for doubtful accounts and additional provisions are recorded within cost of sales in the consolidated income statement. Changes in the allowance for doubtful accounts of receivables from financing activities during the year are as follows:

	2024	2023
	(€ thousand)
At January 1	11,165	9,950
Additional provisions	10,038	6,423
Utilizations	(5,293)	(3,509)
Releases	(57)	(1,327)
Other changes	694	(372)
At December 31	16,547	11,165

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other current assets

Other current assets are detailed as follows:

	At December 31,
	2024	2023
	(€ thousand)
Italian and foreign VAT credits	56,837	65,529
Prepayments	63,983	53,846
Other	16,943	10,853
Total other current assets	137,763	130,228
    Other includes security deposits, amounts due from personnel and other receivables.

At December 31, 2024, the Group had provided guarantees through third parties amounting to €225,438 thousand (€236,910 thousand at December 31, 2023), principally to (i) banks for a U.S. Dollar denominated credit facility of FFS Inc., (ii) tax authorities for VAT reimbursements according to Italian legislation and (iii) customs authorities for duties on import and export activities.

The analysis of receivables and other current assets (excluding prepayments) by due date is as follows:

	At December 31, 2024
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	302,025	—	—	47,151	349,176
Receivables from financing activities (1)	237,414	1,226,598	90,417	107,203	1,661,632
Current tax receivables	11,454	4,464	—	—	15,918
Other current assets (excluding prepayments)	73,389	—	—	391	73,780
Total	624,282	1,231,062	90,417	154,745	2,100,506

	At December 31, 2023
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	225,445	—	—	35,935	261,380
Receivables from financing activities (1)	223,841	1,076,552	68,736	82,029	1,451,158
Current tax receivables	11,616	—	—	—	11,616
Other current assets (excluding prepayments)	76,382	—	—	—	76,382
Total	537,284	1,076,552	68,736	117,964	1,800,536
_____________________________
(1)Excluding interest generated on these receivables. If a counterparty to the receivables has failed to make at least one contractual payment by the respective due date, the entire amount of the receivable is considered overdue.
Overdue amounts represent receivables and other current assets where payments are past their due date.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets are as follows:

	At December 31,
	2024	2023
	(€ thousand)
Financial derivatives	19,350	55,562
Other financial assets	5,656	5,568
Current financial assets	25,006	61,130
Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives and interest rate caps.

The following table sets forth a breakdown of derivative assets and liabilities at December 31, 2024 and 2023.

	At December 31,
	2024		2023
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Currency swaps	11,591	(58,911)	34,542	(10,170)
Interest rate caps	5,547	—	17,407	—
Commodities	—	—	—	(174)
Total Cash flow hedges	17,138	(58,911)	51,949	(10,344)
Other foreign exchange derivatives	2,212	(2,983)	3,613	(3,195)
Current financial assets/(liabilities)	19,350	(61,894)	55,562	(13,539)

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

The following tables provide an analysis of outstanding derivative financial instruments by foreign currency based on their fair value and notional amounts:

	At December 31, 2024		At December 31, 2023
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	(43,002)	2,818,516	32,069	2,515,057
Pound Sterling	(2,987)	157,264	(678)	145,216
Japanese Yen	5,119	270,514	14,086	392,343
Swiss Franc	(273)	116,872	(3,660)	106,911
Chinese Yuan	(2,880)	188,968	915	141,493
Other(1)	1,479	155,401	(709)	153,207
Total amount	(42,544)	3,707,535	42,023	3,454,227
_____________________________
(1)    Other mainly includes the Australian Dollar, the Canadian Dollar and the Hong Kong Dollar.
At December 31, 2024 and 2023, substantially all derivative financial instruments had a maturity of twelve months or less.

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

The Group reclassified gains and losses, net of the related tax effects, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Net revenues/(costs)	20,827	48,393	(75,749)
Income tax (expense)/benefit	(5,811)	(13,502)	21,134
Total recognized in the consolidated income statement	15,016	34,891	(54,615)

The ineffectiveness of cash flow hedges was not material for the years 2024, 2023 and 2022.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. EQUITY

Share capital

At December 31, 2024 and 2023 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At December 31, 2024, the Company had 14,879,168 common shares and 16,239 special voting shares held in treasury, while at December 31, 2023 the Company had 13,505,409 common shares and 16,240 special voting shares held in treasury. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. At December 31, 2024 and 2023, the Company held in treasury 5.79 percent and 5.26 percent of the total issued share capital of the Company, respectively.(1)
______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the years ended December 31, 2024 and 2023:

	Common Shares	Special Voting Shares	Total Shares
Outstanding shares at December 31, 2022	181,953,498	63,343,913	245,297,411
Common shares repurchased under share repurchase program (1)	(1,630,171)	—	(1,630,171)
Common shares assigned under equity incentive plans (2)	94,763	—	94,763
Other changes (3)	—	(11,041)	(11,041)
Outstanding shares at December 31, 2023	180,418,090	63,332,872	243,750,962
Common shares repurchased under share repurchase program(4)	(1,440,264)	—	(1,440,264)
Common shares assigned under equity incentive plans (5)	41,790	—	41,790
Other changes (6)	24,715	1	24,716
Outstanding shares at December 31, 2024	179,044,331	63,332,873	242,377,204
_____________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2023 and December 31, 2023 based on the transaction trade date, for a total consideration of €460,629 thousand, including transaction costs and Sell to Cover, as described below.
(2)On March 15, 2023, 80,305 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 34,671 common shares, for a total consideration of €8,448 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On July 17, 2023, the Company assigned 49,129 common shares related to commercial agreements with certain suppliers and other shares awards. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(3)Relates to the deregistration of certain special voting shares under the Company’s special voting shares terms and conditions.
(4)Includes shares repurchased under the share repurchase program between January 1, 2024 and December 31, 2024 based on the transaction trade date, for a total consideration of €581,084 thousand, including transaction costs and Sell to Cover, as described below.
(5)On March 15, 2024, 76,979 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 35,189 common shares, for a total consideration of €13,548 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction.
(6)In relation to common shares, refers to share awards vested under the broad-based employee share ownership plan.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Retained earnings and other reserves

Retained earnings and other reserves includes:

•a share premium reserve of €5,768,544 thousand at December 31, 2024 (€5,768,544 thousand at December 31, 2023).
•a legal reserve of €110 thousand at December 31, 2024 and €46 thousand at December 31, 2023, determined in accordance with Dutch law.
•a treasury reserve of €2,285,756 thousand at December 31, 2024 and €1,704,673 thousand at December 31, 2023.
•a share-based compensation reserve of €45,793 thousand at December 31, 2024 and €38,106 thousand at December 31, 2023.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 17, 2024, a dividend distribution of €2.443 per outstanding common share was approved, corresponding to a total distribution of €439,918 thousand, which was fully paid in 2024. The distribution was made from the retained earnings reserve.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2023, a dividend distribution of €1.810 per outstanding common share was approved, corresponding to a total distribution of €328,631 thousand, which was fully paid in 2023. The distribution was made from the retained earnings reserve.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2022, a dividend distribution of €1.362 per outstanding common share was approved, corresponding to a total distribution of €249,522 thousand, which was fully paid in 2022. The distribution was made from the retained earnings reserve.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on remeasurement of defined benefit plans (1)	(691)	221	1,605
Total items that will not be reclassified to the consolidated income statement in subsequent periods	(691)	221	1,605
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Losses)/Gains on cash flow hedging instruments arising during the period	(65,983)	22,109	17,149
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(20,827)	(48,393)	75,749
(Losses)/Gains on cash flow hedging instruments	(86,810)	(26,284)	92,898
Exchange differences on translating foreign operations	12,248	(6,323)	9,798
Total items that may be reclassified to the consolidated income statement in subsequent periods	(74,562)	(32,607)	102,696
Total other comprehensive (loss)/income	(75,253)	(32,386)	104,301
Related tax impact	23,778	6,351	(25,002)
Total other comprehensive (loss)/income, net of tax	(51,475)	(26,035)	79,299
_____________________________
(1)Includes a loss of €7 thousand, €30 thousand and €15 thousand for the years ended December 31, 2024, 2023 and 2022, respectively, related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9% interest.

Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.

The tax effects relating to other comprehensive income/(loss) are summarized in the following table:

	For the years ended December 31,
	2024			2023			2022
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
(Losses)/Gains on remeasurement of defined benefit plans	(691)	168	(523)	221	(52)	169	1,605	(376)	1,229
(Losses)/Gains on cash flow hedging instruments	(86,810)	23,610	(63,200)	(26,284)	6,403	(19,881)	92,898	(24,626)	68,272
Exchange gains/(losses) on translating foreign operations	12,248	—	12,248	(6,323)	—	(6,323)	9,798	—	9,798
Total other comprehensive (loss)/income	(75,253)	23,778	(51,475)	(32,386)	6,351	(26,035)	104,301	(25,002)	79,299

Transactions with non-controlling interests

With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2024, 2023 or 2022.

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

Equity Incentive Plan 2021-2023

In the first quarter of 2024, 41,338 2021-2023 PSU awards vested (representing 122 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 29,550 2021-2023 RSU awards vested upon achievement of the related service conditions As a result, 70,888 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2024. There are no further awards outstanding for the Equity Incentive Plan 2021-2023.

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

2022-2024 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven companies;
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

In March 2025, 91,414 2022-2024 PSU awards are expected to vest (representing approximately 149 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions (described above) and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2022-2024 PSU awards outstanding.

2022-2024 RSU awards

In March 2025, 21,437 2022-2024 RSU awards are expected to vest as a result of the achievement of the related service condition, which is the recipient’s continued employment with the Company at the time of vesting, and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2022-2024 RSU awards outstanding.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2023-2025 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven companies;
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

Equity Incentive Plan 2024-2026

Under a new Equity Incentive Plan 2024-2026 approved in 2024, the Company awarded approximately 41 thousand 2024-2026 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 15 thousand 2024-2026 RSUs to members of the FLT and other employees of the Group. The 2024-2026 PSUs and 2024-2026 RSUs cover the three-year performance and service periods from 2024 to 2026.

2024-2026 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven companies;
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
Each target is settled independently of the other targets. The awards vest in 2027 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2024-2026 RSU awards

The awards vest in 2027, subject to the recipient’s continued employment with the Company at the time of vesting.

Supplemental information relating to the Equity Incentive Plan 2024-2026 is summarized below.

TSR Target

The number of 2024-2026 PSUs with a TSR Target that vest under the Equity Incentive Plan 2024-2026 is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined peer group (including the Company) for the TSR Target is presented below.

Ferrari	Aston Martin	Burberry	Estee Lauder
Hermes	Kering	LVMH	Mercedes Benz Group AG
Moncler	Prada	Richemont
EBITDA Target

The number of 2024-2026 PSUs with an EBITDA Target that vest under the Equity Incentive Plan 2024-2026 is determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	—%
Fair values and key assumptions

The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2024-2026, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2024-2026
PSUs	€386.05
RSUs	€383.40
The fair value of the 2024-2026 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2024-2026 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2024-2026 are summarized below:

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Equity Incentive Plan 2024-2026
Grant date share price	€390.50
Expected volatility	26.34%
Dividend yield	0.61%
Risk-free rate	3.00%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Broad-based employee share ownership plan

In November 2023 the Company announced that it would launch a broad-based employee share ownership plan under which each employee will be given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. For the year ended December 31, 2023, the Company recognized €10,222 thousand as share-based compensation expense and an increase to other reserves within equity in relation to the shares awarded under the broad-based employee share ownership plan. In 2024, 24,715 share awards vested and the Company granted an additional 2,796 share awards that are expected to vest in 2025.

Other share-based compensation

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. In 2023 6,838 share awards vested, while 1,309 and 279 share awards were forfeited in 2023 and 2024, respectively. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards

The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements.:

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2022	140,205	87,189	57,405	284,799
Granted	58,381	21,939	63,217	143,537
Vested	(36,090)	(32,339)	(55,614)	(124,043)
Forfeited	(8,117)	(3,544)	(1,309)	(12,970)
Balance at December 31, 2023	154,379	73,245	63,699	291,323
Granted	40,885	15,401	2,796	59,082
Vested	(33,924)	(29,550)	(24,715)	(88,189)
Forfeited and other	(3,961)	(2,241)	(7,102)	(13,304)
Balance at December 31, 2024	157,379	56,855	34,678	248,912

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Share-based compensation expense

The following table presents the share based compensation expense recognized for the years ended December 31, 2024, 2023 and 2022, as well as the unrecognized share-based compensation at December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Equity incentive plans and other share-based awards	18,280	15,154	16,172
Commercial agreements with suppliers	4,813	4,563	4,688
Broad-based employee share ownership plan	875	10,222	—
Total share-based compensation expense	23,968	29,939	20,860

	At December 31,
	2024	2023	2022
	(€ thousand)
Unrecognized share-based compensation expense	20,699	12,954	16,069

22. EMPLOYEE BENEFITS

The Group’s provisions for employee benefits are as follows:

	At December 31,
	2024	2023
	(€ thousand)
Present value of defined benefit obligations:
Italian employee severance indemnity (TFR)	13,446	13,903
Total present value of defined benefit obligations	13,446	13,903

Other provisions for employees	120,701	109,142
Total Provisions for employee benefits	134,147	123,045

Defined contribution plans

The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2024, 2023 and 2022 was €21,324 thousand, €18,832 thousand and €16,944 thousand, respectively.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The following table summarizes the changes in the defined benefit obligations relating to the TFR liability:

Total

Amounts at December 31, 2022	15,142
Included in the consolidated income statement	518
Included in other comprehensive income/loss (*)	(221)
Benefits paid	(1,536)
Amounts at December 31, 2023	13,903
Included in the consolidated income statement	467
Included in other comprehensive income/loss (*)	691
Benefits paid	(1,615)
Amounts at December 31, 2024	13,446
_____________________________
(*) Relates to actuarial losses/(gains) from financial assumptions.
Amounts recognized in the consolidated income statement relating to the TFR liability are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Current service cost	—	—	—
Interest expense	467	518	22
Total recognized in the consolidated income statement	467	518	22
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA- rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2024 is equal to 3.4 percent (4.1 percent in 2023 and 3.8 percent in 2022). The average duration of the Italian TFR was approximately 6 years at December 31, 2024 (6 years and 7 years at December 31, 2023 and 2022, respectively). Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expected future benefit payments for the defined benefit obligations (Italian TFR obligation) as of December 31, 2024 are as follows:

(€ thousand)
2025	1,476
2026	1,395
2027	1,752
2028	1,267
2029	1,083
2030 - 2034	5,778
Total	12,751
The sensitivity of the defined benefit obligations to changes in the weighted principal assumptions is:

	At December 31,
	2024		2023
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(736)	819	(778)	868

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

At December 31, 2024, other provisions for employees comprised short-term bonus benefits amounting to €116,671 thousand (€105,043 thousand at December 31, 2023) and other benefits amounting to €4,030 thousand (€4,099 thousand at December 31, 2023), primarily relating to jubilee benefits granted to certain employees in recognition of time served with the Group.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. PROVISIONS

Movements in provisions are as follows:

	At December 31, 2023	Additional provisions	Utilization	Releases	Translation differences	Reclassification and other movements	At December 31, 2024
	(€ thousand)
Warranty and recall campaigns provision	130,498	92,351	(61,133)	(9,892)	354	—	152,178
Legal proceedings and disputes	7,480	4,995	(291)	(490)	191	14	11,899
Environmental and other risks	49,298	14,716	(2,204)	(22,004)	473	1,856	42,135
Total provisions	187,276	112,062	(63,628)	(32,386)	1,018	1,870	206,212

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

Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relates to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2025 or beyond, although any such judgments may remain subject to ongoing judicial review. While the outcome of these proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations. Additions to the provision for legal proceedings and disputes are recognized within other expenses, net.

Environmental and other risks

The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

The following table presents where the additional provisions to environmental and other risks recognized for the years ended December 31, 2024, 2023 and 2022 were recorded within the consolidated income statement.

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	14,136	25,128	15,616
Selling, general and administrative costs	580	1,398	1,562
Total	14,716	26,526	17,178
Releases of the provision for environmental and other risks primarily related to Ferrari being recognized in 2024 as a small volume manufacturer (SVM) in the United States for certain model years, as well as more favorable market conditions for car emissions credits.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24. DEBT

The following table provides a breakdown of debt by nature and split between current and non-current.

	At December 31,
	2024			2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Bonds and notes	459,056	953,917	1,412,973	—	903,673	903,673
Asset-backed financing (Securitizations)	649,173	693,082	1,342,255	514,597	651,876	1,166,473
Borrowings from banks and other financial institutions	143,800	270,833	414,633	166,763	124,167	290,930
Lease liabilities	26,491	99,779	126,270	16,450	56,597	73,047
Other debt	55,757	—	55,757	43,063	—	43,063
Total debt	1,334,277	2,017,611	3,351,888	740,873	1,736,313	2,477,186

The following tables present the change in debt, indicating separately financing cash flows and other movements.

		Financing cash flows		Other movements
	Balance at December 31, 2023	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (1)	Translation differences	Balance at December 31, 2024
	(€ thousand)
Bonds and notes	903,673	496,145	—	13,155	—	1,412,973
Asset-backed financing (Securitizations)	1,166,473	340,499	(243,649)	461	78,471	1,342,255
Borrowings from banks and other financial institutions	290,930	225,000	(104,690)	(672)	4,065	414,633
Lease liabilities	73,047	—	(22,001)	73,429	1,795	126,270
Other debt	43,063	51,022	(41,297)	—	2,969	55,757
Total debt	2,477,186	1,112,666	(411,637)	86,373	87,300	3,351,888

		Financing cash flows		Other movements
	Balance at December 31, 2022	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (1)(2)	Translation differences	Balance at December 31, 2023
	(€ thousand)
Bonds and notes	1,490,319	—	(575,702)	(10,944)	—	903,673
Asset-backed financing (Securitizations)	1,105,425	151,217	(49,611)	445	(41,003)	1,166,473
Borrowings from banks and other financial institutions	113,165	250,000	(72,500)	2,891	(2,626)	290,930
Lease liabilities	57,423	—	(17,691)	34,448	(1,133)	73,047
Other debt	45,447	34,596	(35,566)	—	(1,414)	43,063
Total debt	2,811,779	435,813	(751,070)	26,840	(46,176)	2,477,186
_____________________________
(1)     Other changes in lease liabilities relate entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.
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

	Contractual cash flows at December 31, 2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2024 (*)
	(€ thousand)
Bonds and notes	480,802	23,075	218,525	812,804	1,535,206	1,412,973
Asset-backed financing (Securitizations)	685,427	435,082	282,283	—	1,402,792	1,342,255
Borrowings from banks and other financial institutions	152,858	53,683	234,312	—	440,853	414,633
Lease liabilities	29,182	24,390	49,052	36,912	139,536	126,270
Other debt	55,757	—	—	—	55,757	55,757
Total debt	1,404,026	536,230	784,172	849,716	3,574,144	3,351,888

	Contractual cash flows at December 31, 2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2023 (*)
	(€ thousand)
Bonds and notes	11,714	458,619	14,850	460,106	945,289	903,673
Asset-backed financing (Securitizations)	542,960	390,256	277,783	—	1,210,999	1,166,473
Borrowings from banks and other financial institutions	172,441	83,047	46,813	—	302,301	290,930
Lease liabilities	17,934	12,571	28,131	22,316	80,952	73,047
Other debt	43,063	—	—	—	43,063	43,063
Total debt	788,112	944,493	367,577	482,422	2,582,604	2,477,186
_____________________________
(*) As reported in the consolidated statement of financial position

Bonds and notes

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of
€650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. Following a cash tender offer, in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand and at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The repurchases were settled in July 2023. The amount outstanding of the 2025 Bond at December 31, 2024 was €454,449 thousand, including accrued interest of €4,059 thousand (€453,027 thousand, including accrued interest of €4,097 thousand at December 31, 2023).

2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond December 31, 2024 was €507,678 thousand, including accrued interest of €11,173 thousand.
2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain U.S. institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
on an annual basis equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at December 31, 2024 was €150,302 thousand, including accrued interest of €700 thousand (€150,218 thousand, including accrued interest of €700 thousand at December 31, 2023). The amount outstanding of the 2031 Notes at December 31, 2024 was €150,315 thousand, including accrued interest of €794 thousand (€150,246 thousand including accrued interest of €794 thousand at December 31, 2023).

2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain U.S. institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at December 31, 2024 was €150,229 thousand, including accrued interest of €576 thousand (€150,182 thousand, including accrued interest of €587 thousand at December 31, 2023).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At December 31, 2024 and 2023, Ferrari was in compliance with the covenants of the bonds and notes.

Asset-backed financing (Securitizations)

As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of hedging through interest rate cap derivatives.

The following table presents information relating to the revolving securitization programs.

Program	Funding Limit (2)	Amount Outstanding at December 31, 2024	Amount Outstanding at December 31, 2023	Maturity Date
	($ million)	($ million)	($ million)
Syndicated program (retail) (1)	1,050	974	977	December 2026
Program lease/retail (1)	475	420	312	November 2025
Total asset-backed financing (Securitizations)	1,525	1,394	1,289
_____________________________
(1)At December 31, 2024 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 79 basis points and the notes relating to the leasing/retail securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)Excluding accrued interest.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €53,644 thousand at December 31, 2024 (€31,820 thousand at December 31, 2023).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Borrowings from banks and other financial institutions

The following table presents information relating to borrowings from banks and other financial institutions.

		Amount Outstanding at December 31,
Borrowing Entity	Currency	2024	2023	Maturity Date
		(€ thousand)
Ferrari NV (1)	EUR	150,142	—	December 2028
Ferrari NV (1)	EUR	84,115	130,224	January 2026
Ferrari NV (1)	EUR	75,497	—	January 2027
Ferrari NV (1)	EUR	41,682	75,040	March 2026
Ferrari Financial Services, Inc. (2)	USD	63,181	73,153	April 2025
Ferrari SpA (3)	EUR	16	12,513
Total borrowings from banks and other financial institutions		414,633	290,930
_____________________________
(1)     Term loans bearing an average interest rate of 3.441 percent as of December 31, 2024.
(2)    Financial liabilities of FFS Inc to support financial services activities bearing interest at SOFR plus 83 basis points.
(3)    At December 31, 2023 relates to an amortized term loan repaid in June 2024. At December 31, 2024 relates to banking fees and interest.

Lease liabilities

The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At December 31, 2024 lease liabilities amounted to €126,270 thousand (€73,047 thousand at December 31, 2023).

Other debt

Other debt mainly relates to U.S. based financial service activities with specific reference to expected cash out for new funding request as per contractual commitment.

Committed credit lines

At December 31, 2024, the Group had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2025 to 2026 (€600 million at December 31, 2023).
25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At December 31,
	2024	2023
	(€ thousand)
Advances and security deposits	553,771	516,096
Deferred income	335,524	295,683
Accrued expenses	100,314	100,305
Payables to personnel	43,110	44,880
Social security payables	28,532	25,857
Other	44,970	40,146
Total other liabilities	1,106,221	1,022,967

Advances and security deposits mainly include advances received from customers for the purchase of Ferrari cars, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred income primarily includes amounts received under maintenance and power warranty programs of €300,599 thousand at December 31, 2024 and €262,644 thousand at December 31, 2023, which are deferred and recognized as net revenues over the length of the maintenance program. Of the total liability related to maintenance and power warranty programs at December 31, 2024, the Group expects to recognize in net revenues approximately €71 million in 2025, €69 million in 2026, €52 million in 2027 and €109 million in periods subsequent to 2027. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.

Changes in the Group’s contract liabilities for maintenance and power warranties, and advances from customers, were as follows:

	At December 31, 2023	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2024
	(€ thousand)
Advances from customers	510,625	981,694	(945,687)	713	547,345
Maintenance and power warranty programs	262,644	136,420	(98,393)	(72)	300,599

	At December 31, 2022	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2023
	(€ thousand)
Advances from customers	446,394	990,468	(925,406)	(831)	510,625
Maintenance and power warranty programs	239,879	112,362	(89,617)	20	262,644

26. TRADE PAYABLES
Trade payables of €945,657 thousand at December 31, 2024 (€930,560 thousands at December 31, 2023) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

		At December 31, 2024
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	16,897	—	—	16,897
Current financial assets	19	—	19,350	—	19,350
Total assets		16,897	19,350	—	36,247
Other financial liabilities	19	—	61,894	—	61,894
Total liabilities		—	61,894	—	61,894

		At December 31, 2023
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	11,982	—	—	11,982
Current financial assets	19	—	55,562	—	55,562
Total assets		11,982	55,562	—	67,544
Other financial liabilities	19	—	13,539	—	13,539
Total liabilities		—	13,539	—	13,539
There were no transfers between fair value hierarchy levels for the periods presented.

The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At December 31,
		2024		2023
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,661,632	1,661,632	1,451,158	1,451,158

Debt	24	3,351,888	3,348,721	2,477,186	2,462,716

The Group has determined that the carrying amount of the majority of its debt approximates its fair value since either (i) the interest payable on the debt is close to current market rates, and/or (ii) the debt is of a short-term nature. The only exception is the Group’s debt that is publicly listed for which the fair value is based on quoted market prices.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28. RELATED PARTY TRANSACTIONS

Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of Ferrari include Exor N.V. and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:

Transactions with Stellantis Group companies

•transactions with Stellantis Group companies relating to technical cooperation agreements with the aim to enhance the quality and competitiveness of the parties’ products while reducing costs and investments, as well as for certain services received by Stellantis Group companies, mainly of an administrative nature;
•the sale of engines to Maserati S.p.A. (“Maserati”) and the purchase of engine components for the use in the production of Maserati engines from FCA US LLC. The contract with Maserati expired in December 2023 and residual sales occurred throughout 2024.

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

    Transactions with Exor Group companies (excluding Stellantis Group companies)

•the Group incurs rental costs from Iveco S.p.A. (a company belonging to Iveco Group) for the rental of trucks used by the Scuderia Ferrari racing team;

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the years ended December 31,
	2024			2023			2022
	Net revenues	Costs(1)	Financial expenses/(income), net	Net revenues	Costs(1)	Financial expenses, net	Net revenues	Costs(1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	4,947	1,636	—	50,391	2,091	—	78,946	2,989	—
FCA US LLC	—	—	—	—	6,803	—	14	14,861	—
Other Stellantis Group companies	12,919	1,353	—	11,489	6,280	1,032	10,953	5,950	2,696
Total Stellantis Group companies	17,866	2,989	—	61,880	15,174	1,032	89,913	23,800	2,696
Exor Group companies (excluding the Stellantis Group)	485	1,913	22	281	1,615	3	282	1,611	—
Other related parties	5,487	15,993	13	2,237	15,000	—	3,088	14,121	1
Total transactions with related parties	23,838	20,895	35	64,398	31,789	1,035	93,283	39,532	2,697

Total for the Group	6,676,668	3,903,070	(1,205)	5,970,146	3,477,355	15,015	5,095,254	3,098,475	49,616
_____________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.
Non-financial assets and liabilities originating from related party transactions are as follows:

	At December 31,
	2024				2023
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	2,838	2,700	—	23	19,681	3,696	—	—
FCA US LLC	11	—	—	—	11	771	—	—
Other Stellantis Group companies	805	863	10	304	588	1,858	6	704
Total Stellantis Group companies	3,654	3,563	10	327	20,280	6,325	6	704
Exor Group companies (excluding the Stellantis Group)	153	49	1,026	924	—	392	214	218
Other related parties	357	1,691	341	346	118	2,726	—	51
Total transactions with related parties	4,164	5,303	1,377	1,597	20,398	9,443	220	973

Total for the Group	349,176	945,657	137,763	1,106,221	261,380	930,560	130,228	1,022,967

At December 31, 2024 and at December 31, 2023 there were no financial assets or financial liabilities with related parties.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Emoluments to Directors and Key Management
The fees of the Directors of Ferrari N.V. are as follows:

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Directors of Ferrari N.V.	11,331	9,791	7,660
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2024 was €11,331 thousand (€9,791 thousand in 2023 and €7,660 thousand in 2022), inclusive of the following:

•€6,936 thousand for salary and other short-term benefits, including short-term incentives (€6,688 thousand in 2023 and €5,650 thousand in 2022);
•€230 thousand for pension benefits (€230 thousand in 2023 and 2022), and
•€4,165 thousand for share-based compensation awarded under the Company’s equity incentive plans and other share-based payments (€2,873 thousand in 2023 and €1,780 thousand in 2022). See Note 21 “Share-based compensation” for additional information related to the Company’s equity incentive plans. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2024, 2023 and 2022.
The aggregate compensation for members of the FLT (excluding the CEO) in 2024 was €29,292 thousand (€39,131 thousand in 2023 and €33,935 thousand in 2022), inclusive of the following:

•€23,146 thousand for salary and other short-term benefits, including short-term incentives (€34,107 thousand in 2023 and €28,084 thousand in 2022);
•€5,464 thousand for share-based compensation awarded under the Company’s equity incentive plans (€4,479 thousand in 2023 and €5,176 thousand in 2022); and
•€682 thousand for pension contributions (€545 thousand in 2023 and €675 thousand in 2022).

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

Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2024 were as follows:

	At December 31, 2024
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	112,488	55,811	45,630	—	213,929

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

30. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:
•Financial market risk — Principally relating to foreign currency exchange rates and to a lesser extent, interest rates and commodity prices), as the Group operates internationally in different currencies;
•Liquidity risk — With particular reference to the availability of funds and access to the credit markets, should the Group require them, and to financial instruments in general;
•Credit risk — Arises from normal commercial relations with dealers, sponsors, licensees and final clients, as well as the Group’s financing activities.
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

Information on foreign currency exchange rate risk

The Group is exposed to risks resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2024, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 59 percent of the Group’s net revenues (60 percent in 2023 and 65 percent in 2022).
•The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2024, the value of commercial activities exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 61 percent (57 percent in 2023 and 52 percent in 2022) of the total currency risk from commercial activities. In 2024 the commercial activities exposed to the Euro/Japanese Yen exchange rate exceeded 10 percent (in 2023 and 2022 the Euro/Chinese Renmimbi exchange rate and the Euro/Japanese Yen exchange rate exceeded 10 percent) of the total currency risk from commercial activities. Other significant exposures included the exchange rate between the Euro and the following currencies: Chinese Renmimbi, Pound Sterling, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activities in 2024, 2023 and 2022 (apart from Chinese Renmimbi in 2023 and 2022).
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

The impact of foreign currency exchange rate differences recorded within financial income or financial expenses for the year ended December 31, 2024, including the costs of hedging foreign currency exchange rate risk, amounted to net losses of €7,035 thousand (net losses of €20,197 thousand and €25,923 thousand for the years ended December 31, 2023 and 2022, respectively).

All of the Group’s financial services activities are conducted in the functional currencies of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities was zero in all periods presented.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Except as noted above, there have been no substantial changes in 2024 in the nature or structure of exposure to foreign currency exchange rate risks or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2024 to hedge against foreign currency exchange rate risks, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €171,437 thousand (€191,355 thousand at December 31, 2023). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

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

The Group’s most significant floating rate financial assets at December 31, 2024 were cash and cash equivalents and certain receivables from client financing activities, while 48 percent of the Group’s gross debt bears floating rates of interest (58 percent at December 31, 2023). At December 31, 2024, a decrease of 25 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €648 thousand on an annual basis (a decrease of €565 thousand at December 31, 2023 for an increase of 25 basis points in interest rates). The analysis is based on the assumption that floating rate financial assets and debt which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

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

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds readily available. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group’s liquidity. The Group has established various policies which are managed or supervised centrally by the treasury department with the purpose of optimizing the management of funds and reducing liquidity risk which include:

•centralizing liquidity management through the use of cash pooling arrangements;
•maintaining a conservative level of available liquidity;
•obtaining adequate credit lines and diversifying sources of funding;
•maintaining a portfolio of high-quality liquid assets;
•monitoring future liquidity requirements on the basis of business planning.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has secured available undrawn committed credit lines, which amounted to €550 million and €600 million at December 31, 2024 and 2023 respectively.

The Group believes that its total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, will enable Ferrari to appropriately and adequately satisfy the requirements of its operational activities, including working capital needs, and its investing activities, as well as to fulfill its obligations to repay its debts and ensure an appropriate level of strategic and operational flexibility. The Group therefore believes there is no significant risk of a lack of liquidity.

Credit risk

Credit risk is the risk of economic loss arising from the failure to fully collect receivables. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2024 is represented by the carrying amounts of the financial assets presented in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

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

Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees. Receivables from financing activities amounting to €1,661,632 thousand at December 31, 2024 (€1,451,158 thousand at December 31, 2023) are shown net of the allowance for doubtful accounts amounting to €16,547 thousand (€11,165 thousand at December 31, 2023). After considering the allowance for doubtful accounts, €107,203 thousand of receivables were overdue (€82,029 thousand at December 31, 2023), where receivables are considered overdue if a counterparty has failed to make at least one contractual payment by the respective due date. Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Trade receivables amounting to €349,176 thousand at December 31, 2024 (€261,380 thousand at December 31, 2023) are shown net of the allowance for doubtful accounts amounting to €33,376 thousand (€25,418 thousand at December 31, 2023). After considering the allowance for doubtful accounts, €47,151 thousand of receivables were overdue (€35,935 thousand at December 31, 2023).

The Group’s cash and cash equivalents are held on bank and deposit accounts with primary financial institutions and highly rated money market funds. It is the Ferrari Group’s policy to continuously monitor counterparty risk and limit concentration of bank and deposit accounts to a maximum of 25% of the total with a single financial counterpart. With specific reference to money market funds, the invested amounts in any specific fund must not exceed 10% of the par value of such. The Group considers its credit risk with respect to its cash and cash equivalents to be low considering that they are held with primary financial institutions and the maximum exposure with any one counterparty is limited.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cash flow forecasting is performed by the Group on a recurring basis. The Group monitors a rolling forecast of its liquidity requirements to ensure an adequate cash balance to meet operational needs and maintain adequate headroom. Cash held by the businesses over and above balances required for working capital management is loaned to the Group’s centralized treasury department. Cash is invested in instant-access current accounts, short-term deposits and money market funds, choosing instruments with appropriate maturities to provide adequate headroom as determined by cash forecasts. In accordance to Group liquidity risk management policy, the Group controls counterparties’ credit risk and credit limit utilization. It adopts a conservative approach to the investment of its cash which is deposited with financial institutions with high credit standing.

The following table presents information relating to the short term credit rating of the Group’s cash and cash equivalents:

	At December 31,
	2024	2023
P-1 / A-1 / Aaa-mf / AAAm (1)	36%	6%
P-2 / A-2	59%	92%
P-3 / A-3 / Not rated	5%	2%
_____________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

31. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the years ended December 31, 2024 and 2023, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari’s participation in the Formula 1 World Championship.

	For the years ended December 31,
	2024	2023	2022
	(€ thousand)
Italy	462,832	442,760	379,898
Rest of EMEA	2,690,613	2,428,783	2,045,888
of which UK	652,391	625,930	536,280
of which Germany	549,093	493,930	430,380
Americas (1)	2,183,435	1,762,530	1,407,790
of which United States of America	1,921,459	1,535,772	1,198,834
Mainland China, Hong Kong and Taiwan	539,500	583,760	621,407
of which Mainland China	390,529	479,882	533,724
Rest of APAC (2)	800,288	752,313	640,271
Total net revenues	6,676,668	5,970,146	5,095,254
_____________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Revenues in the Netherlands, the Company’s country of domicile, for the years ended December 31, 2024, 2023 and 2022 amounted to €85,786 thousand, €68,605 thousand and €56,748 thousand, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,
	2024			2023
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,765,618	785,182	1,545,420	1,532,516	785,182	1,419,447
Rest of EMEA	28,401	—	—	5,388	—	—
Americas (1)	27,573	—	—	29,701	—	—
Mainland China, Hong Kong and Taiwan	2,335	—	—	3,100	—	—
Rest of APAC (2)	4,857	—	244	4,495	—	252
Total	1,828,784	785,182	1,545,664	1,575,200	785,182	1,419,699
_____________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

32. CASH AND CASH EQUIVALENTS AND NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
The following table presents cash and cash equivalents:

	At December 31,
	2024	2023
	(€ thousand)
Cash and bank balances	1,742,214	1,121,981
Cash and cash equivalents	1,742,214	1,121,981
At December 31, 2024, cash and cash equivalents included €450,000 thousand relating to time deposits held with recognized international financial institutions, which originated in November and December 2024 and mature in February and March 2025 and an investment in money market funds of €365,608 thousand with an AAAm rating. At December 31, 2023, cash and cash equivalents included €50,000 thousand relating to a time deposit held with a recognized international financial institution, which originated in November 2023 and matured in February 2024. At both December 31, 2024 and 2023, the remaining cash and bank balances were held in bank current accounts.
At December 31, 2024, 88 percent of our cash and cash equivalents were denominated in Euro (at December 31, 2023, 80 percent). The Group’s cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth an analysis of the currencies in which the Group’s cash and cash equivalents were denominated at December 31, 2024 and 2023.

	At December 31,
	2024	2023
	(€ thousand)
Euro	1,535,630	894,509
U.S. Dollar	107,871	96,663
Chinese Yuan	62,525	80,716
Swiss Franc	12,067	10,605
Pound Sterling	8,483	19,706
Other currencies	15,638	19,782
Total	1,742,214	1,121,981
Cash held in some countries may be subject to transfer restrictions. In particular, cash held in China (including in currencies other than the Chinese Yuan), which amounted to €63,379 thousand at December 31, 2024 (€81,337 thousand at December 31, 2023), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet its liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related funding. Such cash amounted to €53,644 thousand at December 31, 2024 (€31,820 thousand at December 31, 2023).
For information relating to the credit risk with respect to cash and cash equivalents, see note 30 “Qualitative and Quantitative Information on Financial Risks”.

Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily include equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows relating to debt, see Note 24 “Debt—Contractual undiscounted cash flows”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 20, 2025, which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following matters:
Under the common share repurchase program, from January 1, 2025 to February 14, 2025 the Company purchased an additional 188,303 common shares for total consideration of €78.2 million. At February 14, 2025, the Company held in treasury an aggregate of 15,067,471 common shares.
On February 20, 2025, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €2.986 per common share, totaling approximately €534 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 16, 2025.

Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 (File No. 333-205804))
2.1	Description of Securities registered under Section 12 of the Exchange Act
4.2	Ferrari N.V. 2022-2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-265049) filed with the SEC on May 18, 2022)
4.3	Ferrari N.V. 2023-2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-271992) filed with the SEC on May 17, 2023)
4.4	Ferrari N.V. 2024-2026 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-279413) filed with the SEC on May 15, 2024)
4.6	Ferrari N.V. 2024-2027 Share Plan Addressed To All Employees (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 (File No. 333-279413) filed with the SEC on May 15, 2024)
8.1	List of subsidiaries of the registrant
11.1	Ferrari Insider Trading Policy
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23.1	Consent of Independent Registered Public Accounting Firm (EY S.p.A.)
23.2	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche S.p.A.)
97.1	Ferrari Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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

Dividend Policy

Subject to the approval by the Shareholders at the 2025 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 2.986 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 534 million.

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

Principal Accountant Fees and Services
Deloitte & Touche S.p.A., the member firms of Deloitte and their respective affiliates (collectively, the “Deloitte Entities”) served as our independent registered public accounting firm for the years ended December 31, 2024 and 2023. We incurred the following fees for professional services that for the years ended December 31, 2024 and 2023 referred to the Deloitte Entities:

	For the years ended December 31,
	2024	2023
	(€ thousands)
Audit fees	1,330	1,254
Tax fees	2	9
Audit-related fees	315	265
All other fees	549	60
Total	2,196	1,588

“Audit fees” are the aggregate fees earned by the Principal Accountant Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax fees” are the aggregate fees charged by the Principal Accountant for professional services rendered for tax compliance activities. “Audit-related fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. This category comprises fees for agreed-upon procedures engagements and other attestation services subject to regulatory requirements. “All other fees” are fees earned by the Principal Accountant for non-audit services rendered in connection with new CSRD rules and a bond issuance.

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

Change in Registrant’s Certifying Accountant

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
A multi-year share repurchase program of up to Euro 1.5 billion executed between 2019 and 2022 was announced by the Company at the 2018 Capital Markets Day (the “First Program”). Completing in May 2022, this program consisted of six tranches of common shares repurchases, in addition to purchases in relation to the Sell-to-Cover program, and reached a total amount of Euro 960 million.

A new multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026 (the “Second Program”) was announced by the Company at the Capital Markets Day held on June 16, 2022 and replaced the First Program.

Between July 1, 2022 and October 20, 2023 Ferrari executed the first three tranches of the Second Program for consideration of €550 million, referred to as the “First Tranche”, “Second Tranche” and “Third Tranche”, respectively.

Between November 8, 2023 and June 26, 2024 Ferrari executed the fourth tranche of the Second Program for consideration of €350 million (the “Fourth Tranche”).

Between July 1, 2024 and November 26, 2024 Ferrari executed the fifth tranche of the Second Program for consideration of €250 million (the “Fifth Tranche”).

On December 5th 2024, Ferrari announced the launch of a sixth tranche of up to Euro 150 million in common share repurchases (the “Sixth Tranche”). The Sixth Tranche started on December 6th, 2024 and is expected to be completed within February 20th, 2025.

The First Tranche and the Second Tranche of the Second Program implemented the resolutions adopted by the Shareholders’ Meeting held on April 13, 2022, the Third Tranche and the Fourth Tranche of the Second Program implemented the resolutions adopted by the Shareholders’ Meeting held on April 14, 2023, the Fifth Tranche and the Sixth Tranche of the Second Program implemented the resolutions adopted by the Shareholders’ Meeting held on April 17, 2024. Such resolutions authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting, with the repurchase authority granted in the 2024 meeting currently set to expire on October 16, 2025 unless extended or renewed before such date.

As of December 31, 2024, Ferrari’s common shares held in treasury amounted to 14,879,168 and special voting shares held in treasury amounted to 16,239.

The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2024, which were made under the Fourth Tranche, the Fifth Tranche and the Sixth Tranche under the aforementioned second multi-year share repurchase program announced on June 16, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2024	138,393	313.9669	138,393	1,325,142,822
Feb 1 to Feb 28, 2024	94,150	366.5466	94,150	1,290,632,460
March 1 to March 31, 2024	111,210	392.0377	111,210	1,247,033,947
April 1 to April 30, 2024	93,721	389.0884	93,721	1,210,568,192
May 1 to May 31, 2024	186,676	383.6134	186,676	1,138,956,781
June 1 to June 30, 2024	101,272	384.8915	101,272	1,099,978,049
July 1 to July 31, 2024	159,077	388.1435	159,077	1,038,233,348
Aug 1 to Aug 31, 2024	33,616	437.4443	33,616	1,023,528,220
Sept 1 to Sept 30, 2024	164,052	426.3820	164,052	953,579,394
Oct 1 to Oct 31, 2024	153,578	421.9008	153,578	888,784,715
Nov 1 to Nov 30, 2024	93,759	413.8168	93,759	849,985,665
Dec 1 to Dec 31, 2024	110,760	422.0196	110,760	803,242,778
Total	1,440,264	392.5328	1,440,264
_____________________________
(1)Repurchases made under the Fourth, Fifth and Sixth Tranche of the abovementioned second multi-year share repurchase program announced at the Capital Markets Day held on June 16, 2022. The Fourth Tranche was completed on June 26, 2024, the Fifth Tranche was completed on November 26, 2024. The Sixth Tranche of the Second Program commenced on December 6, 2024.
(2)Share repurchases made on the NYSE have been converted into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.

In addition to the above, in the context of the Group’s employee equity incentive plans:

•on March 15, 2024 the Company assigned a total of 76,979 common shares, previously held in treasury, to certain employees of the Group. On the same day, Ferrari purchased, in a “cross order” transaction executed on the Euronext Milan, a total of 35,189 common shares from a group of those employees in order to cover such individuals’ taxable income in line with market practice (Sell to Cover) at the average price of Euro 385.0000 per share.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership (i.e., an aggregate theory of partnership taxation may apply to look-through the partnership to the ultimate partner). A partner in an entity treated as a partnership for U.S. federal income tax purposes holding shares should consult its tax advisors regarding the U.S. federal income tax treatment of the ownership of Ferrari common shares.

All holders of Ferrari common shares and special voting shares should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of Ferrari common shares in their particular circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of the taxation of a passive foreign income company (“PFIC”) below, a U.S. holder must include in its gross income the gross amount of any dividend paid by Ferrari to the extent of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends will be taxed as ordinary income to the extent that they are paid out of Ferrari’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder by certain “qualified foreign corporations” that constitute qualified dividend income may be taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the U.S. holder meets other holding period and tax treaty eligibility requirements.

For this purpose, common shares of Ferrari are treated as stock of a “qualified foreign corporation” if Ferrari is either eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is readily tradable on an established securities market in the United States. The common shares of Ferrari are listed on the New York Stock Exchange and Ferrari expects to be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, dividends Ferrari pays with respect to the shares are expected to constitute qualified dividend income, assuming the holding period requirements are met. However, no assurance can be given that the common shares of Ferrari will be treated as readily tradable on an established securities market in the United States or that Ferrari will qualify for the benefits of a comprehensive income tax treaty with the United States. Further, no assurance can be given that the U.S. holder receiving such dividend will be eligible for the benefits of such a treaty.

If non-U.S. withholding tax is withheld from a dividend payment to a U.S. holder, the U.S. holder must generally include the gross dividend in income even though the U.S. holder does not in fact receive the gross amount. The dividend is generally taxable to a U.S. holder when the U.S. holder receives the dividend, actually or constructively.

With respect to U.S. holders that are U.S. C-corporations, a deduction may generally be available for dividend income received from a 10% or more owned non-U.S. subsidiary company. Subject to limitation, certain U.S. holders that are U.S. C-corporations may be eligible for a dividends received deduction.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in Ferrari common shares, causing a reduction in the U.S. holder’s adjusted basis in Ferrari common shares. Any distribution in excess of tax basis will likely be considered a capital gain.

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is generally eligible for credit against a U.S. holder’s U.S. federal income tax liability. The amount allowed to a U.S. holder as a credit is subject to a general limitation to the amount of the U.S. holder’s U.S. federal income tax liability that is attributable to income from non-U.S. sources and is computed separately with respect to different types of income that the U.S. holder receives from non-U.S. sources. Further limitation may apply to the extent a refund of the tax withheld is available to the U.S. holder under non-U.S. tax law or under an applicable tax treaty. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Ferrari will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit allowable to a U.S. holder.

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

Taxation of Capital Gains

Subject to the discussion of PFIC taxation and expected tax consequences of the Separation below, a U.S. holder that sells or otherwise disposes of its Ferrari common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a noncorporate U.S. holder may be taxed at preferential rates where the property is held for more than one year. For foreign tax credit limitation purposes, the source of such income will generally be U.S. source. A resourcing provision may apply under applicable domestic law or tax treaty to recharacterize the source to non-U.S. source. The deduction of capital losses is subject to limitations.

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

Receipt of special voting shares

If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution”. If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the distribution) as determined by Ferrari is incorrect.

Ownership of special voting shares

Ferrari believes that U.S. holders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution”. Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Ferrari believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. holders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. holder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Ferrari therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution”, and this determination is binding on all U.S. holders of special voting shares other than a U.S. holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Ferrari’s determination is not binding on the IRS, it is possible that the IRS could disagree with Ferrari’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

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

PFIC Considerations

Ferrari believes that shares of its stock are not considered stock of a PFIC for U.S. federal income tax purposes, but this conclusion must be factually determined annually, and thus is subject to change. The PFIC regime of taxation is onerous and complex and can be mitigated through certain through U.S. tax elections. However, because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election(s) effective (i.e., a PFIC “Annual Information Statement”).

Because the determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to decide, the IRS might not agree that Ferrari is not a PFIC. Moreover, no assurance can be given that Ferrari would not become a PFIC for any future taxable year if there were to be changes in Ferrari’s assets, income or operations.

Ferrari would be a PFIC with respect to a U.S. holder if for any taxable year in which the U.S. holder held shares of Ferrari stock, after the application of applicable “look-through rules”:
•75 percent or more of Ferrari’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income (including cash).

As discussed in greater detail below, if shares of Ferrari stock were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of shares of Ferrari stock would generally be treated as ordinary gain. Further, a U.S. holder would be treated as if such U.S. holder had realized such gain and certain “excess distributions” ratably over the U.S. holder’s holding period for its shares of Ferrari stock, and such gain would be taxed at the highest tax rate in effect for each such year to which the gain was allocated along with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. holder’s shares of Ferrari stock would be treated as stock in a PFIC if Ferrari were a PFIC at any time during such U.S. holder’s holding period in the shares. Dividends received from Ferrari would not be eligible for the preferential tax rates applicable to qualified dividend income if Ferrari were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. holder held shares of Ferrari stock in such year). Instead, such dividends would be taxable at rates applicable to ordinary income.

If Ferrari were to be treated as a PFIC for any taxable year included in whole or in part in a U.S. holder’s holding period of Ferrari and such U.S. holder is treated as owning shares of Ferrari stock for purposes of the PFIC rules (and regardless of whether Ferrari remains a PFIC for subsequent taxable years), the U.S. holder would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. holder on shares of Ferrari stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ferrari common shares) and (b) on any gain from the disposition of shares of Ferrari stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. holder’s holding period of the shares of Ferrari stock. Further, such U.S. holder may be required to annually file Form 8621 with the IRS reporting information concerning such PFIC shares.

If Ferrari were to be treated as a PFIC for any taxable year and if Ferrari common shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations (which Ferrari believes will be the case), a U.S. holder may make a “mark-to-market” election with respect to such U.S. holder’s common shares. Under a mark-to-market election, any excess of the fair market value of the Ferrari common shares at the close of any taxable year over the U.S. holder’s adjusted tax basis in the Ferrari common shares (i.e., the tax basis in the shares at the beginning of the year) is included in the U.S. holder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. With respect to losses, the excess, if any, of the U.S. holder’s adjusted tax basis at the close of any taxable year over the fair market value of the Ferrari common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. holder included in income in prior years. Such loss would also be treated as ordinary. A U.S. holder’s tax basis in Ferrari common shares would be adjusted to reflect any such income or loss. Finally, any gain realized on the sale, exchange or other disposition of Ferrari common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Ferrari common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. holder.

The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. holder makes a valid “qualified electing fund” election (“QEF election”), which, among other things, would require a U.S. holder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election effective (i.e., a PFIC “Annual Information Statement”).

A U.S. holder that holds shares of Ferrari stock during a period when Ferrari is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. holder’s holding of Ferrari common shares, even if Ferrari ceases to be a PFIC. U.S. holders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Ferrari were determined to be a PFIC.

Material Netherlands Tax Consequences
This section solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of Ferrari common shares and, if applicable, Ferrari special voting shares by non-resident holders of such shares (as defined below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares. Tax matters are complex, and the tax consequences to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares will depend in part on such holder’s circumstances. Shareholders and any potential investor should consult their own tax advisors regarding the Dutch tax consequences of acquiring, owning and disposing of Ferrari common shares and, if applicable, Ferrari special voting shares in their particular circumstances.

Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.

This section assumes that the board shall control the conduct of the affairs of Ferrari and shall procure that Ferrari is organized such and that its business will be conducted such that Ferrari should be treated as solely resident of Italy for the application of the tax treaty as concluded between Italy and the Netherlands. A change in facts and circumstances based upon which Ferrari is no longer considered to be solely resident of Italy for the application of the mentioned treaty may invalidate the contents of this section, which will not be updated to reflect any such change.

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
Taxes on income and capital gains

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
General

A non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of Ferrari common shares and, if applicable, Ferrari special voting shares or the performance by Ferrari of its obligations under such documents or under the Ferrari common shares and, if applicable, Ferrari special voting shares.

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

In this section, the following terms have the meaning defined below:

•“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);
•“EEA State”: a State that is party to the European Economic Area Agreement;
•“Finance Act 2017”: Law No. 232 of December 11, 2016;
•“Finance Act 2021”: Law No. 178 of December 30, 2020;
•“Finance Act 2025”: Law No. 207 of December 30, 2024

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

No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (“società per azioni”), partnerships limited by shares (“società in accomandita per azioni”), limited liability companies (“società a responsabilità limitata”) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5 percent of the dividends are included in the overall business income subject to IRES, unless the common shares in Ferrari are financial assets held for trading by holders that apply IAS / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES. IRES is currently levied at 24 percent, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5 percent IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions.

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
(B) NON-ITALIAN RESIDENT PERSONS
(i)    Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy

No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. Only 5 percent of the dividends are included in the overall income subject to IRES, unless the common shares in Ferrari are financial assets held for trading by holders that apply IAS Accounting Standards / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. IRES is currently levied at 24 percent, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5 percent IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions. If the common shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the common shares are effectively connected, only 58.14 percent of the dividends is included in the overall income subject to personal income tax.

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

The domestic withholding tax rate on dividends is 11 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the 11/26 relief described above. Moreover, Article 1(95) of Finance Act 2017 provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as Ferrari) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10 percent of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU (or “white listed” EEA) pension fund that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period. Other documentary obligations apply to such EU (or “white listed” EEA) pension funds to benefit from this exemption.

Under Article 27(3) of Decree 600, no Italian tax is withheld at source on dividends paid to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List.

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
(ii)    Sole Proprietors, business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Ferrari by Italian Sole Proprietors, Italian business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), and Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA are deemed to be, and are treated as, profits for the recipients to the extent that Ferrari has current year profits or retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits should be subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in the Ferrari common shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the common shares in Ferrari are treated as capital gains for tax purposes and should be subject to the same regime described in the subsection “Taxation of Capital Gains” below.
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

Under Article 5 of Law No. 448 of December 28, 2001 (as amended by Finance Act 2025), for CGT purposes only, Italian individuals may increase the tax basis of the shares in Ferrari held on January 1, 2025 up to their fair market value by paying a 18 percent substitute tax on such fair market value by November 30, 2025 (either in full or the first of three instalments). For these purposes, the fair market value is the simple average trading price of the Ferrari shares in December 2024.
(ii) Sole Proprietors and business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)

Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the common shares in Ferrari would be fully deductible from the holder’s income.

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

However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if both the following requirements are met:

a.    The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and
b.    The common shares in Ferrari have been booked as non-current financial assets in the first financial statements closed during the holding period. In case of holders that draft their financial statements according to IAS Accounting Standards / IFRS Accounting Standards, the common shares in Ferrari are deemed as non-current financial assets if they are not accounted as financial assets held for trading.

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

Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends (or advance dividend) received by the holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) CITA (i.e., the company is not resident in a State with a preferential tax system pursuant to Article 47-bis CITA and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS Accounting Standards / IFRS Accounting Standards under Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000.00, the taxpayer must, under certain circumstances report the data and the information regarding the transaction to the Italian tax authorities.

Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as non-current financial assets, the holder must report the data and the information to the Italian tax authorities. Holders that draft their financial statements according to IAS Accounting Standards / IFRS Accounting Standards are under no such obligation.

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

Italian resident non-business entities referred to in Article 73(1)(c) CITA (holding the Ferrari shares outside the scope of a business activity) and Italian non-business partnerships as referred to in Article 5 CITA may also elect for the temporary tax basis step-up regime enacted by Article 5 of Law No. 448 of December 28, 2001 (as amended by Finance Act 2025) in relation to Ferrari shares held on January 1, 2025 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above).
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
b.under Article 68(2-bis) CITA, capital gains realized on the common shares in Ferrari by companies or entities that are resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List are 95 percent exempt provided that the conditions under a. and b. of subparagraph (A)(iii) above are met whereas capital losses can be used to offset 5 percent of the capital gains realized in any of the four following tax years to the extent that the capital loss is reported in the tax return of the year in which is realized.

Non-resident persons that do not hold the common shares in Ferrari through a permanent establishment in Italy and that may be exposed to Italian source taxation on capital gains may also consider electing for the temporary tax basis step-up regime enacted by Article 5 of Law No. 448 of December 28, 2001 (as amended by Finance Act 2025) in relation to Ferrari shares held on January 1, 2025 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above. Non-resident persons that can benefit from Article 68(2-bis) CITA cannot elect for this step-up regime.
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

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not Applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not Applicable
	C. Reasons for the Offer and Use of Proceeds	Not Applicable
	D. Risk Factors	Risk Factors	12
Item 4.	Information on the Company
	A. History and Development of the Company	Overview — History of the Company	38
	B. Business Overview	Overview	37
		Industry Overview	39
		Overview of Our Business	44
	C. Organizational Structure	Note 3 “Scope of consolidation” to the Consolidated Financial Statements	221
	D. Property, Plants and Equipment	Overview of Our Business — Properties	69
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	Overview	37
		Financial Overview	81
	A. Operating Results	Results of Operations	88
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	95
	C. Research and Development, Patents and Licenses, etc.	Financial Overview — Trends, Uncertainties and Opportunities — Research, Development and Product Lifecycle	81
		Financial Overview — Results of Operations — Research and development costs	88
	D. Trend Information	Financial Overview — Trends, Uncertainties and Opportunities	81
	E. Critical Accounting Estimates	Note 2 “Material Accounting Policies — Use of estimates and judgments” to the Consolidated Financial Statements	219
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Corporate Governance — Board of Directors	114
		Corporate Governance — Ferrari Leadership Team	145
	B. Compensation	Remuneration of Directors	170
		Note 28 “Related party transactions — Emoluments to Directors and Key Management” to the Consolidated Financial Statements	259
	C. Board Practices	The Audit Committee	123
		The Compensation Committee	124
		The ESG Committee	124
	D. Employees	Overview of Our Business — Employees	70

Item	Section	Cross Reference	Page
	E. Share Ownership	Share Ownership	123
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	111
	B. Related Party Transactions	Note 28 “Related party transactions” to the Consolidated Financial Statements	259
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	196
		Financial Overview	81
		Note 23 “Provisions” to the Consolidated Financial Statements	251
		Dividend Policy	271
	B. Significant Changes	Note on Presentation	8
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Offer and Listing Details	271
	B. Plan of Distribution	Not applicable
	C. Markets	Offer and Listing Details	271
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Memorandum and Articles of Association	121
	C. Material Contracts	Remuneration of Directors	170
	D. Exchange Controls	Exchange Controls	158
	E. Taxation	Taxation	275
	F. Dividends and Paying Agents	Not applicable
	G. Statements By Experts	Not applicable
	H. Documents on Display	Documents on Display	6
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements	262
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Not applicable
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None

Item	Section	Cross Reference	Page
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	193
Item 16A.	Audit Committee Financial Expert	The Audit Committee	123
Item 16B.	Code of Ethics	Code of Conduct	149
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	271
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	273
Item 16F.	Change in the Registrant’s Certifying Accountant	Change in Registrant’s Certifying Accountant	273
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standards	155
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Item 16J.	Insider Trading Policy	Insider Trading Policy	150
Item 16K.	Cybersecurity	Cybersecurity	150
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	196
Item 18.	Financial Statements	Consolidated Financial Statements	196
Item 19.	Exhibits	Exhibits	269

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 21, 2025