Form 20-F
period 2025-12-31
Ferrari N.V.
filed 2026-02-19
CIK 1648416

Ferrari N.V.
2025 ANNUAL REPORT AND FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 177,278,893 common shares, par value €0.01 per share, and 56,665,641 special voting shares, par value €0.01 per share.
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
Tommaso Ghidini
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

Independent Registered Public Accounting Firm

Deloitte & Touche S.p.A.

Introduction

About this report

This document, referred to hereafter as the “Annual Report and Form 20-F” or “Annual Report”, constitutes both the statutory annual report in accordance with Dutch legal requirements (“AFM Annual Report”) and the annual report on Form 20-F (“Form 20-F”), applicable to Foreign Private Issuers, pursuant to Section 13 or 15(d) of the United States (“U.S.”) Securities Exchange Act of 1934, of Ferrari N.V. for the year ended December 31, 2025, except as noted below.

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
•Form 20-F Cross Reference, and
•Signatures.

This Annual Report and the exhibits hereto are filed with the U.S. Securities and Exchange Commission (“SEC”) and unless otherwise stated, all references in this document to “Form 20-F” refer to the SEC filing. The following sections have been removed for our Form 20-F filing with the SEC:

•Letter from the Chairman and the Chief Executive Officer;
•2026 Outlook;
•Corporate Governance — Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers;
•Corporate Governance — Responsibilities in respect to the Annual Report;
•Sustainability Statement;
•Company Financial Statements;
•Other Information — Additional Information for Netherlands Corporate Governance, and
•Independent auditor’s report — Report on the audit of the financial statements included in the Annual Report in respect of the AFM filing.

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

We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website at https://www.ferrari.com/en-EN/corporate as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website or the website of any other entity is not incorporated by reference in this document.

This document is a PDF copy of the Annual Report of Ferrari N.V. at and for the year ended December 31, 2025 and is not presented in the ESEF-format as specified in the Regulatory Technical Standards on ESEF (Delegated Regulation (EU) 2019/815). The official Annual Report of Ferrari N.V. in ESEF single reporting package, as filed with the AFM, is available on Ferrari’s website.

Certain Defined Terms and Note on Presentation

Certain Defined Terms

In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries as the context may require. References to “Ferrari N.V.” refer to the registrant.

In this report:

“CA Auto Bank” means CA Auto Bank S.pA., formerly FCA Bank S.p.A. (“FCA Bank”), which, following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A. in April 2023, is a wholly owned subsidiary of Crédit Agricole Consumer Finance S.A..

“FCA” means Fiat Chrysler Automobiles N.V., subsequently reamed Stellantis N.V. (“Stellantis”), following the merger with Peugeot S.A. in January 2021, the former Group holding the Ferrari business prior to completion of the separation in 2016. For information relating to the separation, see “Overview—History of the Company”.

“FFS GmbH” Ferrari Financial Services GmbH, means a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). FFS GmbH is a Group’s partnership with CA Auto Bank.

“MTA” means Mercato Telematico Azionario, subsequently renamed Euronext Milan, where the Company completed the listing of its common shares on January 4, 2016.

“NYSE” means the New York Stock Exchange.

Note on Presentation

This Annual Report includes the consolidated financial statements of Ferrari N.V. at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS Accounting Standards as adopted by the European Union (throughout this document references to IFRS Accounting Standards refer to both IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union, unless specified otherwise). There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. The consolidated financial statements and the notes to the consolidated financial statements are referred to collectively as the “Consolidated Financial Statements”.

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
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology, more broadly into our car portfolio over time and to make appealing designs for our new models;
•increases in costs, also as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries;
•changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation;
•trading policies and tariffs;
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
•our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks;
•the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
•our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others;
•changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

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
•potential conflicts of interest due to director and officer overlaps with our largest shareholders, and
•other factors discussed elsewhere in this document.

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

Creating Value for Our Shareholders

Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three dimensions, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance.

We are fiercely protective of our brand, which is among the most iconic and recognizable in the world, and critical to our value proposition to our stakeholders. We strive to maintain and enhance the power of our brand and the passion we inspire in clients and in our broader community of Ferrari lovers.

We pursue sustainable growth while preserving our uniqueness and rarity over the longer term in everything we do.

In Sports Cars, we relentlessly focus on preserving product exclusivity and on nurturing our client community. We strengthen this relationship by rewarding our loyal clients through a range of unique initiatives, such as driving events and unparallel activities worldwide. Most importantly, we offer our most loyal and active clients preferential access to our newest, most exclusive and highest value cars.

In Racing, we compete at the pinnacle of motorsport, always with the ambition to win, while expanding into new racing arenas in order to continue to inspire the dream, remain accessible to a broad audience, and sustain our relevance for generations to come.

In Lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s unmistakable style and passion. We continue to enrich our client experience and engage a wider audience by offering new expression of our brand that are each consistent with Ferrari’s DNA.

Our commitment to excellence across all our products and our pursuit of innovation, state-of-the-art performance and distinction in design, engineering and craftsmanship is inseparable from our commitment to integrity, transparency and responsibility in conducting our business. By fully integrating environmental and social considerations with economic objectives we are able to identify potential risks and capitalize on new opportunities, resulting in a process of continuous improvement.

Sustainability is a core element of our governance model and executive management plays a direct and active role in developing and achieving our sustainability objectives under the leadership of our Board of Directors. As a clear demonstration of this commitment, in October 2025 we strengthened the integration of environmental topics into our strategic plan, outlining our updated decarbonization strategy to 2030.

The foundation of a responsible company rests on being fully attentive to the environment, the extent of our interconnection with it, and our understanding of both the potential effects of our activities and how those effects can be mitigated through responsible management.

All of the above is strictly linked to our purpose of audaciously redefining the limits of possible, as well as to our values:

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
•Mutually beneficial relationships with our business partners and the communities in which we operate;
•Mitigation of environmental impacts from our production processes and products, addressing direct and indirect GHG emissions, focusing on energy and materials.

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

Our financial performance is influenced by the perception and recognition of the Ferrari brand, which, in turn, depends on many factors such as the design, performance, quality and image of our cars, the success of our racing teams, the appeal of our dealerships and stores, the success of our promotional activities including public relations and marketing, as well as our general profile, including our brand’s image of exclusivity. The value of our brand and our ability to achieve premium pricing for Ferrari-branded products may decline if we are unable to maintain the value and image of the Ferrari brand, including, in particular, its aura of exclusivity. Maintaining the value of our brand will depend significantly on our ability to continue to produce luxury performance cars of the highest quality. The market for luxury goods generally and for luxury automobiles in particular is intensely competitive, and we may not be successful in maintaining and strengthening the appeal of our brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. We are therefore exposed to changing perceptions of our brand image, particularly as we seek to attract new generations of clients and, to that end, we continuously renovate and expand the range of our models. Furthermore, we expect to continue integrating electric engine technology into our product portfolio, and the long‑term response of our clients to electric powertrains, as well as to other new technologies, remains unknown. Any failure to preserve and enhance the value of our brand may materially and adversely affect our ability to sell our cars, to maintain premium pricing, and to extend the value of our brand into other activities profitably or at all.

More broadly, our lifestyle strategy will continue to increase the deployment of our brand in non-car products and experiences, including a large variety of Ferrari-branded accessories and apparel. If this strategy is not successful, our brand image may be diluted or tainted. We selectively license the Ferrari brand to third parties that produce and sell Ferrari-branded luxury goods and therefore we rely on our licensing partners to preserve and enhance the value of our brand. If our licensees or the manufacturers of these products do not maintain the standards of quality and exclusivity that we believe are consistent with the Ferrari brand, or if such licensees or manufacturers otherwise misuse the Ferrari brand, our reputation and the integrity and value of our brand may be damaged and our business, operating results and financial condition may be materially and adversely affected.

In addition, given the widespread use and influence of social media, Ferrari must maintain an effective presence on the principal established and emerging platforms. If we cannot use these channels cost‑effectively, promote our products and services efficiently, comply with applicable law and regulations, or if our campaigns generate negative attention, our brand and our operating results may be negatively impacted. In addition, any negative or adverse publicity about us, whether truthful or not, could rapidly disseminate and harm the public’s perception, undermine customer confidence, as well as negatively impact our business, results of operations, and financial condition.

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

The prestige, identity, and appeal of the Ferrari brand depend in part on the success of our racing activities, which are a key component of our marketing strategy and may be perceived by our clients as a demonstration of the technological capabilities of our cars, which also support the appeal of other Ferrari-branded luxury goods. In particular, we are focused on improving the results of our Scuderia Ferrari racing team in the Formula 1 World Championship and restoring our historical position as the premier racing team in Formula 1, as our most recent Drivers’ Championship and Constructors’ Championship were in 2007 and 2008, respectively. If we are unable to attract and retain the necessary talent to succeed in international competitions or devote the capital necessary to fund successful racing activities, the value of the Ferrari brand and the appeal of our cars and other luxury goods may suffer. Even if we are able to attract such talent and adequately fund our racing activities, there is no assurance that this will lead to competitive success for our racing teams.
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

Performance cars are characterized by leading-edge technology that is constantly evolving. In particular, advances in racing technology often lead to improved technology in road cars. Although we invest heavily in research and development, we may be unable to maintain our leading position in high performance car technology and, as a result, our competitive position may suffer. As technologies change, we plan to upgrade or adapt our cars and introduce new models in order to continue to provide cars with the latest technology. However, our cars may not compete effectively with our competitors’ cars if we are not able to develop, source and integrate the latest technology into our cars. For example, the market of luxury performance cars has been increasingly moving towards the use and implementation of hybrid and electric technology, albeit at a slower pace compared to mass market vehicles. See “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. We expect that the future generation of cars will feature a higher degree of connectivity for purposes of infotainment, safety and regulatory compliance, and the continued integration of connectivity in our models may require significant investments in research and development. These in-car features may need to be sourced externally and integrated into the car technology, which may have, among other things, a negative impact on our business, results of operations, and financial condition.

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

Our cars may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will be able to detect and fix any defects in the cars prior to their sale to consumers. Our cars may not perform in line with our clients’ evolving expectations or in a manner that equals or exceeds the performance characteristics of other cars currently available. For example, our newer cars may not have the durability or longevity of current cars, and may not be as easy to repair as other cars currently on the market. Hybrid and electric models, in particular, as well as cars with higher infotainment and connectivity features, present novel challenges and may be more prone to malfunction in light of the new technology and functionalities they include. Any product defects or any other failure of our performance cars to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, operating results and financial condition.

If our car designs do not appeal to clients, our brand and competitive position may suffer.

Design and styling are an integral component of our models and our brand. Our cars have historically been characterized by distinctive designs combining the aerodynamics of a sports car with powerful, elegant lines. We believe our clients purchase our cars for their appearance as well as their performance. However, we need to renew over time the style of our cars to differentiate the new models we produce from older models, and to reflect the broader evolution of aesthetics in our markets. Through the Ferrari Design Centre, our in-house design team, we devote great efforts to the design of our cars. If the design and functionality of our future models fails to meet the evolving tastes and preferences of our clients and prospective clients, or the appreciation of the wider public, our brand may suffer and our sales may be adversely affected.

The introduction of electric technology in our cars is costly and its long-term success is uncertain.

We are introducing electric technology in our cars. In October 2025, we started the three-phase launch of our first full electric Ferrari, the Ferrari Luce, with the presentation of its key technical components and product development strategy, which was followed by the unveiling of the interior design and the announcement of the model’s name in February 2026. In accordance with our strategy, we believe electric technology, together with hybrid and other advanced technologies, will be key to expanding driving emotions and continuing performance upgrades to our sports car customers, and will also help us capture the preferences of certain affluent car purchasers, while preparing us to meet increasingly stricter emissions requirements. In the long-term, although we believe that combustion engines will continue to be fundamental to the Ferrari driver experience for the foreseeable future, hybrid and full electric cars may become an increasingly prevalent technology for performance sports cars.

The integration of electric technology more broadly into our car portfolio over time may present challenges and requires significant investments. Although we expect to continue pricing our cars appropriately to recoup the investments and expenditures we are making to integrate electric and other advanced technologies into our cars, we cannot be certain that these expenditures will be fully recovered or that they will be recovered with our desired margins. In addition, this transformation of our car technology may create risks and uncertainties with respect to the impact on driver experience and the potential obsolescence of core components which in turn may affect the residual value of our cars. Other manufacturers of luxury sports cars may also be more successful in implementing electric technology.

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

In the United States, there has been increasing focus on emissions and pollution regulations in recent years. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. However, the recent change in the administration introduces considerable uncertainty on future changes. In April 2024, the U.S. Environmental Protection Agency (“EPA”) released its Multi Pollutant Emissions Standards for Model Years 2027 and Later Light Duty and Medium Light Vehicles final rule (the “MPES-27”), introducing, among other requirements, stricter emission standards (e.g., particulate matter). While several special provisions for SVMs have been retained from the initial 2023 proposal, the GHG alternative standards have been completely eliminated from the adopted rules. In March 2025, EPA indicated it was reassessing aspects of the MPES-27, and in December 2025 it indicated it was considering delaying their implementation and enforcement. In February 2026, EPA revoked its 2009 Endangerment Finding, which had served as the foundation for federal regulation of GHGs under the Clean Air Act, and repealed existing federal GHG emission standards applicable to cars and trucks. Significant legal challenges to this action are expected, contributing to ongoing regulatory uncertainty.

In addition, we are subject to legislation relating to the emission of other air pollutants such as, among others, the EU “Euro 6” standards and Real Driving Emissions (RDE) standards, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA, and the Zero Emission Vehicle regulation in California, which are subject to similar derogations for Small Volume Manufacturers (“SVMs”). We lost our status as an SVM for the United States National Highway Traffic Safety Administration (“NHTSA”) in 2019 because our global production exceeded 10,000 vehicles, but we have not lost our SVM status for EU CO2 regulations or for EPA GHG regulations in the United States. In 2022, 2023, 2024, and 2025 our global production exceeded 10,000 vehicles again and therefore we were no longer considered a SVM by the NHTSA for the model years (“MYs”) 2022, 2023, 2024, and 2025. We purchased the corporate average fuel economy (“CAFE”) credits needed to fulfill our MY 2022 and MY 2023 deficits. However, in July 2025, the U.S. Congress enacted the “One Big Beautiful Bill Act,” a comprehensive budget reconciliation package that, among other measures, effectively removed civil penalties for manufacturers violating CAFE standards to $0. As a result, we are closely monitoring ongoing regulatory developments to determine whether further purchases of credits will be necessary. We could lose our status as an SVM in the EU, the United States and other countries if we do not continue to meet all of the necessary eligibility criteria under applicable regulations as they evolve, not only in relation to volumes but also in relation to the conditions of operational independence. In order to meet these criteria we may need to modify our growth plans or other operations. Furthermore, even if we continue to benefit from derogations as an SVM, we may have a substantial impact on our financial results.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for certain model years that are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). These regulations have evolved over time. In 2018, the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for certain MYs if the EPA standards for those years were altered via an amendment of federal regulations and, in 2019, EPA announced a decision to withdraw California’s waiver of preemption under the Clean Air Act. In this decision, the EPA also affirmed the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9, 2022, the EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from MY 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. Therefore, in 2023, in agreement with CARB, Ferrari petitioned for SVM 2021-2025 alternative standards. In July 2024, we received official approval from CARB. In June 2025, the U.S. President signed certain resolutions under the Congressional Review Act invalidating, among other things, the EPA waivers granted to the CARB with respect to emission standards from MY 2026 onward. In response, the CARB initiated legal proceedings to challenge such resolutions. In parallel, in June 2025, the Governor of California issued an executive order mandating the CARB to begin developing future state emissions regulations, reaffirming California’s commitment to advancing zero-emission technologies and further reducing greenhouse gas and pollutant emissions. Ferrari continues to closely monitor these regulatory developments and related proceedings. These developments further contribute to the current regulatory uncertainty in the United States, particularly regarding the future direction of emissions standards at both the federal and state levels.

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

In the future, the advent of self-driving technology may result in regulatory changes that we cannot predict but may include limitations or bans on human driving in specific areas. In 2020 the European Commission issued its new digital strategy policies and in 2022 its new digital strategy, which represent a priority in the European Commission’s regulatory agenda. Through the publication of several regulations, such as the Cyber Resilience Act EU 2024/2847, the European Commission has showed a determination to strengthen Europe’s digital sovereignty and role as a standard setter, with a clear focus on data, technology, and infrastructure.

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

We depend on our suppliers, many of which are single source suppliers, and if these suppliers fail to deliver necessary raw materials, components, parts, systems, services or infrastructure of appropriate quality in a timely manner, our operations may be disrupted.

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

The potential loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in car deliveries to our clients, which could adversely affect our relationships with our clients and also materially and adversely affect our operating results and financial condition. The supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters, or by unexpected fluctuations in market demand and supply, such as the global shortage of semiconductors that has in the recent past impacted the automotive industry in particular. If any major disasters occur, such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, pandemics or other events, our supply chain may be disrupted, which may stop or delay production and shipment of our cars. The ongoing conflict between Russia and Ukraine, and the resulting geopolitical tensions have had a significant impact on the global economy. The conflict continues and the timing of any resolution is highly uncertain. Many governments around the world, including those of the United States, the European Union and Japan, have imposed sanctions on certain industry sectors and parties in Russia as well as enhanced export controls on certain industries and products, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. Developments in the conflict and in related sanctions and export controls, could adversely affect, directly or indirectly, our supply chain, with negative implications on the availability and prices of raw materials, and our customers. See also “We are subject to risks related to epidemics, pandemics or other public health crises that may materially and adversely affect our business” for a discussion of widespread public health crises which may affect our supply chain directly or indirectly.

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

Our controlled volume strategy may limit potential profits, and if volumes increase our brand exclusivity may be eroded.

A key to the appeal of the Ferrari brand and our marketing strategy is the aura of exclusivity and the sense of luxury which our brand conveys. A central facet to this exclusivity is the limited number of models and cars we produce and our strategy of maintaining our car waiting lists to reach the optimal combination of exclusivity and client satisfaction. Our controlled volume strategy is also an important factor in the prices that our clients are willing to pay for our cars. This focus on maintaining exclusivity limits our potential sales growth and profits, including compared to manufacturers less reliant on the exclusivity of their products, and may result in adverse perceptions of our growth prospects, which may ultimately impact our business, results of operations and financial condition.

On the other hand, our controlled volume strategy contemplates a measured increase in shipments above current levels as we target a larger customer base and modes of use, we increase our focus on periodically rejuvenating our customer base and creating new Ferrari collectors, and our product portfolio evolves with a broader product range. We sold 13,640, 13,752, and 13,663 cars in 2025, 2024, and 2023, respectively, compared to 7,255 cars in 2014, the year before our initial public offering, and sales are expected to continue to increase gradually in line with our controlled volume strategy.

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

We depend on the sales of a small number of car models to generate our revenues. Our current product portfolio (including cars presented in 2025, for which shipments will commence in future years) consists of nine Range models, four Special Series models and our latest Supercar. Despite our expanded offering, a limited number of models will continue to account for a large portion of our revenues at any given time in the foreseeable future, compared to other automakers. Therefore, a single unsuccessful new model would harm us more than it would other automakers. There can be no assurance that our cars will continue to be successful in the market, or that we will be able to launch new models on a timely basis, also compared to our competitors. See also “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. It generally takes several years from the beginning of the development phase to the start of production for a new model and the car development process is capital intensive. As a result, we would likely be unable to replace quickly the revenue lost from one of our main car models if it does not achieve market acceptance. Furthermore, our revenues and profits may also be affected by our Special Series and limited edition models (including the Icona limited editions and supercars) that we launch from time to time and which are typically priced higher than our range models. There can be no assurance that we will be successful in developing, producing and marketing additional new cars (including our Special Series and limited edition models) to sustain sales and margin growth in the future.

Our controlled growth strategy exposes us to risks.

Our growth strategy includes a controlled expansion of our sales and operations. In particular, our strategy includes the opportunity for us to expand operations in targeted regions and markets that we have identified as having relatively high growth potential. Many of these markets are in countries that have different operational environments and characteristics, including but not limited to, employment and labor, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements. We may encounter difficulties in entering and/or establishing ourselves in these markets, including in relation to creating new successful dealership networks and encountering more significant competition from competitors that are already present in those markets.

Consumer demand and behavior, as well as tastes and purchasing trends may differ in these markets, and as a result, sales of our products may not be successful, or the margins on those sales may not be in line with those we currently anticipate. Furthermore, such markets will have upfront short-term investment costs that may not be accompanied by sufficient revenues to achieve expected operational and financial performance and therefore may be dilutive to us in the short-term. In many of these countries, there is significant competition to attract and retain experienced and talented employees.

Our growth depends on the continued success of our existing cars, as well as the successful introduction of new cars. Our ability to create new cars and to sustain existing car models is affected by whether we can successfully anticipate and respond to consumer preferences and car trends. The failure to develop successful new cars or delays in their launch that could result in others bringing new products and leading-edge technologies to the market first, could compromise our competitive position and hinder the growth of our business. As part of our strategy, we continue to broaden the range of our models to capture additional customer demand for different types of vehicles and modes of utilization, including with hybrid and electric powertrain technology. While we will seek to ensure that these changes remain fully consistent with the Ferrari car identity, we cannot be certain that they will prove profitable and commercially successful.

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

The luxury performance car market is generally affected by global macroeconomic conditions and many factors affect the level of consumer spending in the luxury performance car industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. In general, although our sales have historically been comparatively resilient in periods of economic turmoil, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low. In 2025, consumers’ worldwide spending across the global luxury industry remained broadly flat compared to 2024; while an improving trajectory is expected to extend into 2026, the industry performance remains uncertain. Global inflation has shown a steady decrease, from the post-COVID peak, with lower inflation in 2025 than in 2024 or 2023. If inflation returns, we could face further increases in the costs we incur for raw materials, utilities or services, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. Following the post-COVID rise in inflation central banks increased interest rates in 2022 and 2023, and later reversed course as inflation subsided. Nevertheless, a higher cost of borrowing compared to prior historical periods may persist in the market. Such increases could impact our ability to obtain affordable financing or could make our cars less affordable to clients, which could cause consumers to delay the purchase of our cars or to purchase less expensive cars.

We distribute our products internationally and we may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which we sell a significant portion of our products. In particular, the majority of our current sales are in Europe and in the United States; if we are unable to expand in other growth markets, a downturn in mature economies such as Europe and the United States may negatively affect our financial performance. In addition, uncertainties regarding future trade arrangements and industrial policies in various countries or regions create additional macroeconomic risk. In the United States, any policy to discourage imports of vehicles produced elsewhere could adversely affect our operations. Within the context of broader tariff impositions on raw materials and finished goods, imports of automobiles from the European Union into the United States were already subject to a 2.5% tariff. In March 2025, the U.S. administration issued a proclamation imposing an additional 25% ad valorem tariff on imported automobiles and certain automobile parts, resulting in a combined tariff rate of 27.5%. Subsequently, from August 1, 2025, the overall tariff level applicable to imported automobiles was reduced to 15%. The administration has also announced its intention to conduct systematic reviews of existing tariffs and other trade measures. In 2025, the United States represented 25 percent of our shipments and 28 percent of our revenues from cars and spare parts. Trade and tariff discussions are ongoing and the result remains uncertain. Protectionist industrial policies may negatively impact global trade and macroeconomic conditions and increase costs for producers and consumers. It is unknown whether and to what extent other new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us, our business, financial condition and results of operations, as well as on our industry, or on the purchase ability of consumers globally. In addition, although Mainland China, Hong Kong and Taiwan only represented 7 percent of our net revenues in 2025 and are expected to represent a limited proportion of our growth in the short term, slowing economic conditions in Mainland China, Hong Kong and Taiwan may adversely affect our revenues in that region. A significant decline in the global economy or in the specific economies of our markets, or in consumers’ confidence, could have a material adverse effect on our business. See also “Developments in growth markets may adversely affect our business”.

Additionally, sanctions and export controls which could be introduced as a result of changes in governments, geopolitical tensions and conflicts could adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry. See also “We depend on our suppliers, many of which are single source suppliers, and if these suppliers fail to deliver necessary raw materials, components, parts, systems, services or infrastructure of appropriate quality in a timely manner, our operations may be disrupted”.

We are subject to risks related to epidemics, pandemics or other public health crises that may materially and adversely affect our business.
Public health crises such as epidemics, pandemics or similar outbreaks could adversely impact our business. For instance, from 2020 to 2022, the global spread of COVID-19, including variants thereof, led to governments around the world mandating increasingly restrictive measures to contain the pandemic and caused significant disruption to the global economy, including changes in consumer spending and behavior, disruption to supply chains and financial markets, as well as restrictions on business and individual activities. This led to a global economic slowdown and a severe recession in several of the markets in which we operate. Our operations were also profoundly disrupted, with our production suspended at our two plants for several weeks in 2020, and our suppliers and dealers were similarly affected. Governmental restrictions were lifted and partly reintroduced reflecting developments in the pandemic. Future pandemics may have similar, or worse, impacts on our operations.
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

Our continued success depends in part on our ability to originate and define products and trends in the automotive and luxury industries, as well as to anticipate and respond promptly to changing consumer demands and automotive trends in the design, styling, technology, production, merchandising and pricing of our products. Our products must appeal to a client base whose preferences cannot be predicted with certainty and are subject to rapid change. Evaluating and responding to client preferences has become even more complex in recent years, due to our expansion in new geographical markets. The introduction of hybrid and electric technology and the associated changes in customer preferences that may follow are also a challenge we will face in future periods. See also “If we are unable to keep up with advances in high performance car technology, our brand and competitive position may suffer” and “The introduction of electric technology in our cars is costly and its long-term success is uncertain”. In addition, there can be no assurance that we will be able to produce, distribute and market new products efficiently or that any product segment that we may expand or introduce will achieve sales levels sufficient to generate profits. This risk is particularly pronounced as we expand in accordance with our strategy into adjacent segments of the luxury industry, where we do not have a level of experience and market presence comparable to the one we have in the sports cars business. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Demand for luxury goods, including luxury performance cars, is volatile, which may adversely affect our operating results.

Volatility of demand for luxury goods, in particular luxury performance cars, may adversely affect our business, operating results and financial condition. The market in which we sell our cars is subject to volatility in demand. Demand for luxury automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the introduction of new vehicles and technologies. As a luxury performance car manufacturer and low volume producer, we compete with larger automobile manufacturers, many of which have greater financial resources in order to withstand changes in the market and disruptions in demand. Demand for our cars may also be affected by factors directly impacting the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of raw materials and parts and components, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on luxury goods, resulting in limitations to the use of high performance sports cars or luxury goods more generally. Volatility in demand may lead to lower car unit sales, which may result in downward price pressure and adversely affect our business, operating results and financial condition. The impact of a luxury market downturn may be particularly pronounced for the most expensive among our car models, which generate a more than proportionate amount of our profits, therefore exacerbating the impact on our results. In addition, these effects may have a more pronounced impact on us given our controlled volume strategy and relatively smaller scale as compared to large global mass-market automobile manufacturers.

The demand for our cars and the value of our brand depend in part on the value of our vehicles over time and the automobile collector and enthusiast community.
An important factor in the connection of clients to the Ferrari brand is our strong relationship with the global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of Ferrari automobiles. This is influenced by our close ties to the automotive collectors’ community and our support of related events such as car shows and driving events, including those held at our headquarters in Maranello and through our dealers, as well as our Ferrari museums and our affiliations with regional Ferrari clubs. The support of this community also depends upon the perception of our cars as collectibles, which we also support through our Ferrari Classiche services, and the profitable resale market for our automobiles which encourages interest over the long-term. The increase in the number of cars we produce relative to the number of automotive collectors and purchasers in the secondary market may adversely affect the value of our cars as collectible items and their value in the secondary market more broadly. Additionally, a higher level of personalization content in our new vehicles, which is impacted by the personalization preferences of our customers, may also adversely affect residual value of our cars as personalized content generally depreciates substantially with change of ownership. Furthermore, the shift to hybrid and electric engine models may impact the residual value of our cars if secondary purchases occur at higher discounts compared to our ICE models historically, reflecting an increase in their risk of obsolescence, which could adversely impact the demand for our cars and our brand image.

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

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. A leak of proprietary technical information relating to our cars and our production processes, for example, could cause significant competitive harm. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our car design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, especially considering that such cyber incidents may remain undetected for long periods of time. For example, in March 2023 we were the subject of a ransomware attack. Ferrari decided not to pay the ransom, and rejection of the ransom request led to the leak of a significant amount of customers’ personal identifiable information and we were provided evidence of such leak with respect to several hundred customers. We notified our customers of the potential data exposure and the nature of the incident and we have worked with third party experts to further reinforce our systems. Future breaches may adversely affect our operations and reputation.

Additionally, a portion of our personnel may work remotely on a part‑time basis under flexible work arrangements. Remote work relies heavily on the use of remote networking and online conferencing services, which expose us to additional cybersecurity risks. For any of these reasons, we may experience system malfunctions or interruptions.

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

Furthermore, the evolution of leading-edge technology (such as electric technology, connectivity, software, etc.) will continue to require significant and continuous investments (such as new tools, skills, knowledge and training) by our dealership network to manage our new car models, including their new features and technology. If our dealers are not able to evolve and adapt their business operations to new technology requirements, our business, operating results and financial conditions could be adversely affected, including our clients’ expectations to receive the highest qualified service.

We are exposed to risks in connection with product warranties as well as the provision of services.

A number of our contractual and legal requirements oblige us to provide product warranties to our clients, dealers and national distributors. There is a risk that we will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to recover from suppliers or insurers. There is also a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for our guarantee and warranty risks have been set or will in the future be set too low. In addition, we have recently been offering on a voluntary basis warranties on the batteries for our hybrid cars. For additional information relating to our warranty programs, please refer to the “Overview of Our Business—Sales and After-Sales”.

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

Starting from 2021, new FIA Formula One financial regulations have been introduced. These provide for a cap on spending for all chassis costs and expenses (excluding, among others, the activities to enable the supply of the current power units, marketing costs, drivers’ salaries and the top three personnel at each team) and a similar cap was introduced also for the development of the power units that will be used in the 2026 season and is applicable for spending that started in 2023. For the 2026 season, the FIA set the operational cost cap for F1 teams to approximately €199 million in relation to the development and manufacturing of the racing car chassis and $130 million relating to the power units. The aforementioned budget caps on spending are defined for each season based on several factors, including the number of races and inflation. The cap on expenses affects the amount of resources that we are allowed to allocate to Formula 1 activities, with potential adverse effects on our team’s performance if we are not able to optimize such resources. Because Formula 1 is key to our brand marketing, the FIA spending cap may also adversely affect our ability to support our brand through renewed racing success.

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

In connection with our lifestyle strategy, we continue to streamline our existing arrangements with licensing partners. This may adversely affect our results from brand activities, particularly in the short to medium term while our broader lifestyle strategy is carried out.

We depend on the strength of our trademarks and other intellectual property rights.

Given the importance of our brand’s recognition for our financial performance and strategy, we believe that our trademarks and other intellectual property rights are fundamental to our success and market position. Therefore, our business depends on our ability to protect and promote our trademarks and other intellectual property rights. Accordingly, we devote substantial efforts to the establishment and protection of our trademarks and other intellectual property rights such as registered designs and patents on a worldwide basis. However, we cannot exclude the possibility that our intellectual property rights may be challenged by others, or that we may be unable to register our trademarks or otherwise adequately protect them in some jurisdictions, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries. If a third party were to register our trademarks, or similar trademarks, in a country where we have not successfully registered such trademarks, it could create a barrier to our commencing trade under those marks in that country.

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
•political instability, natural disasters, pandemics or other widespread public health crises, war or events of terrorism, and
•the strength of international economies.
If we fail to successfully address these risks, many of which we cannot control, our business, operating results and financial condition could be materially harmed.

Developments in growth markets may adversely affect our business.

We operate in a number of growth markets, both directly and through our dealers, and our exposure to those markets may increase as we may pursue expanded sales in those regions. We believe we have potential for further success in these markets, in particular in Asia, recognizing the increasing personal wealth of consumers. While demand in these markets has generally increased in recent years due to sustained economic growth and growth in personal income and wealth, we are unable to foresee the extent to which economic growth will be sustained. For example, rising geopolitical and social tensions, pandemics or similar public health crises, or slowdowns in the rate of growth in these markets could limit the opportunity for us to increase unit sales and revenues in those regions in the near term.

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

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our vehicles and our results of operations. Changes in corporate and other taxation policies, including those relating to the Patent Box tax regime in Italy, as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. See also “We currently benefit or seek to benefit from certain special tax regimes, which may not be available in the future” and “Global economic conditions and macro events, as well as trading policies and tariffs, may adversely affect us”. The impact of any such tariffs on our operations and results is uncertain and could be significant, and we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. While we are managing our product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design phase of a new product. The imposition of any additional taxes and levies or changes in government policy designed to limit the use of high performance sports cars or automobiles more generally, or any decisions by policymakers to implement taxes on luxury automobiles, could also adversely affect the demand for our cars. The occurrence of the above may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2025, our debt was €2,884 million (which includes our financial services). See “Financial Overview—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Our current and long-term debt, of which 54 percent and 48 percent bore floating rates of interest at December 31, 2025 and 2024, respectively, requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to raise further capital or incur additional indebtedness to execute our growth strategy or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. To the extent we become more leveraged, the risks described above would increase. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those connected to purchases or production activities. For example, we incur most of our capital and operating expenses in Euros while we receive the majority of our revenues in currencies other than the Euro. In addition, foreign exchange movements might also negatively affect the relative purchasing power of our clients which could also have an adverse effect on our results of operations. For example, in 2025, the U.S. Dollar depreciated against the Euro (going from 1.0389 U.S. Dollars for 1 Euro at December 31, 2024 to 1.1750 at December 31, 2025), and the Pound Sterling and the Japanese Yen also weakened against the Euro over the course of the year. The depreciation of currencies against the Euro could have an adverse effect on our revenues and results of operations. Additionally, tariffs implemented by the United States could impact the dynamic of the U.S. Dollar against other currencies and be a further contributing factor in foreign currency exchange rates volatility. The extent of adverse impacts from exchange rate fluctuations could increase if the portion of our business in countries outside of Eurozone increases. See “Financial Overview—Trends, Uncertainties and Opportunities”.

We seek to manage risks associated with fluctuations in currency through financial hedging instruments. Although we seek to manage our foreign currency risk in order to minimize any negative effects caused by rate fluctuations, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if adverse market conditions persist. Moreover, the valuation of hedging instruments is influenced by the market dynamics of several financial factors, such as exchange rates, interest rates and implied volatility, that can negatively impact our cost of hedging and the valuation of our outstanding hedging transactions at fair value.

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

In certain regions, financing for new car sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. If interest rates were to rise due to governmental monetary policies or actions of central banks, market rates for new car financing would be expected to rise as well, which may make our cars less affordable to clients or cause consumers to purchase less expensive cars, adversely affecting our results of operations and financial condition. In response to post-COVID inflation, monetary authorities increased interest rates and higher market rates followed. In more recent periods, such increases have been partly but not entirely reversed. If consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our clients may choose not to, or may not be able to, obtain financing to purchase our cars.

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
•higher than expected car return rates and the residual value performance of cars they lease, and
•fluctuations in interest rates and currency exchange rates.

Furthermore, to help fund our retail and wholesale financing business, our financial services companies in the United States also access forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through asset-backed financing programs. At December 31, 2025, an amount of $1,514 million was outstanding under revolving securitizations carried out by Ferrari Financial Services Inc. See “Financial Overview—Non-GAAP Financial Measures—Net Debt and Net Industrial Debt” for additional information. Should we lose the ability to access the securitization market at advantageous terms or at all, the funding of our controlled or associated finance companies would become more difficult and expensive and our financial condition may therefore be adversely affected.

Any financial services provider, including our controlled finance companies, will face other demands on its capital, as well as liquidity issues relating to other investments or to developments in the credit markets. Furthermore, they may be subject to regulatory changes that may increase their costs or prudential requirements, which may impair their ability to provide competitive financing products to our dealers and retail clients. To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail clients, such dealers and retail clients may not have sufficient access to financing to purchase or lease our cars. As a result, our car sales and market share may suffer, which would adversely affect our results of operations and financial condition.

Our dealer and retail customer financing in Europe are mainly provided through FFS GmbH, our partnership with CA Auto Bank, which is a wholly owned subsidiary of Crédit Agricole Consumer Finance S.A. If we fail to maintain our partnership with CA Auto Bank, we may not be able to find a suitable alternative partner with similar resources and experience and continue to offer financing services to support the sales of Ferrari cars in key European markets, which could adversely affect our results of operations and financial condition.

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
•litigation and governmental investigations, and
•general market and economic conditions.

The loyalty voting program may affect the liquidity of our common shares and reduce our common share price.

Our loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of our common shares. The loyalty voting program is intended to reward our shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years the option to elect to receive special voting shares. Special voting shares cannot be traded and, if common shares participating in the loyalty voting program are sold, they must be deregistered from the loyalty register and any corresponding special voting shares transferred to us for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in our loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in our common shares and adversely affect their trading price.

The interests of our largest shareholders may differ from the interests of other shareholders.

Exor N.V. (“Exor”) is our largest shareholder, holding approximately 21.33 percent of our outstanding common shares and approximately 32.32 percent of our voting power (as of February 4, 2026). Therefore, Exor has a significant influence over matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors (the “Board of Directors”), capital increases and amendments to our articles of association. In addition, as of February 4, 2026, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, the Vice Chairman of Ferrari, holds approximately 10.67 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to approximately 16.17 percent of voting interest in us (as of February 4, 2026). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. As a result, Piero Ferrari also has influence in matters submitted to a vote of our shareholders. Exor, Piero Ferrari and Trust Piero Ferrari informed us that they have entered into a shareholder agreement, most recently amended on January 3, 2026, pursuant to which they have undertaken to consult for the purpose of forming, where possible, a common view on the items on the agenda of shareholders meetings, and with respect to the profiles of potential candidates for appointment to the Board of Directors. See “Major Shareholders - Shareholders’ Agreement”. The interests of Exor and Piero Ferrari may in certain cases differ from those of other shareholders. In addition, the sale of substantial amounts of our common shares in the public market by Trust Piero Ferrari or by Exor or the perception that such a sale could occur could adversely affect the prevailing market price of the common shares.

We may have potential conflicts of interest with Stellantis and Exor and its related companies.

Questions relating to conflicts of interest may arise between us and Fiat Chrysler Automobiles N.V., our former largest shareholder, renamed Stellantis N.V. (hereinafter also “Stellantis” and together with its subsidiaries, the “Stellantis Group”), in a number of areas relating to common shareholdings and management, as well as our past and ongoing relationships. There are certain overlaps among the directors and officers of us and Stellantis. For example, Mr. John Elkann, our Executive Chairman, is the Chairman and an executive director of Stellantis and Chairman and Chief Executive Officer of Exor. Certain of our other directors and officers may also be directors or officers of Stellantis or Exor, our and Stellantis’s largest shareholder. These individuals owe duties both to us and to the other companies that they serve as officers and/or directors, which may create conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both us and such other companies, or we pursue business transactions in which both we and such other companies have an interest. Exor holds approximately 21.33 percent of our outstanding common shares and approximately 32.32 percent of the voting power in us (as of February 4, 2026), while it holds approximately 15.50 percent of the outstanding common shares in Stellantis (based on Exor’s latest public filings available). The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or our common directors and officers are faced with decisions that could have different implications for us and Stellantis or Exor, as applicable.

Our loyalty voting program may make it more difficult for shareholders to acquire a controlling interest in Ferrari, change our management or strategy or otherwise exercise influence over us, which may affect the market price of our common shares.

The provisions of our articles of association which establish the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of Ferrari could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 4, 2026, Exor had approximately 21.33 percent of our outstanding common shares and a voting interest in Ferrari of approximately 32.32 percent. As of February 4, 2026, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari held voting rights relating to approximately 10.67 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, approximately 16.17 percent of the voting power in our shares. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. In addition, Exor and Piero Ferrari informed us that they have entered into a shareholder agreement, recently amended to reflect adherence by Trust Piero Ferrari, summarized under “Major Shareholders”. As a result, Exor and Piero Ferrari may exercise significant influence on matters involving our shareholders. Exor and Piero Ferrari and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit our shareholders. The loyalty voting program may also prevent or discourage shareholder initiatives aimed at changing Ferrari’s management or strategy or otherwise exerting influence over Ferrari. See “Corporate Governance—Loyalty Voting Program”.

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

Our shares are listed on both the NYSE and Euronext Milan. The dual listing of our common shares may split trading between the NYSE and Euronext Milan, adversely affect the liquidity of the shares and the development of an active trading market for our common shares in one or both markets, and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.

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

In September 2018, the Group signed an agreement with the Italian Revenue Agency regarding the “Patent Box” tax regime, introduced by Italian Law No. 190/2014, which provided for a 50% exemption from taxation for business income generated through the direct or indirect use of qualified intangible assets such as copyrights, patents, trademarks, designs, and know-how. This ruling covered the period from 2015 to 2019. For the subsequent period from 2020 to 2024, the Group continued to apply the same rules established in the agreement, in accordance with the applicable tax regulations in Italy, with the related tax benefit recognized over three annual installments.

Law Decree No. 146/2021, as amended by the 2022 Italian budget law, replaced the previous Patent Box regime with a new regime introducing a 110% “super tax deduction” for research and development expenses related to eligible intangible assets registered from 2021 onwards. Italian tax legislation provides for a transitional period during which both regimes coexist until 2024, when the original regime ends. The amount of related tax benefits (if any) that the Group may receive in the future from the Patent Box remains subject to uncertainty.

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

Overview

Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. In the FIA World Endurance Championship, Ferrari won the 24 Hours of Le Mans, one of the world’s most prestigious endurance races, for three consecutive years (2023, 2024, and 2025) and, in 2025, also secured both the World Manufacturers’ and World Drivers’ Championships, bringing a top-class endurance title back to Maranello after 53 years. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognizable luxury sports cars. Sold in over 60 markets worldwide through a network of 181 authorized dealers operating 195 points of sale as of the end of 2025, they represent the epitome of design, performance and driving thrills. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.

The following table presents the Group’s car shipments, net revenues, operating profit (EBIT), net profit and net profit before income tax expense, financial expenses/(income), net and amortization and depreciation (EBITDA) for the years ended December 31, 2025, 2024 and 2023. For additional information regarding EBITDA, including a reconciliation of EBITDA to net profit, as well as other non-GAAP financial measures we present, see “Financial Overview—Non-GAAP Financial Measures”.

	For the years ended December 31,
	2025	2024	2023
	(Number of cars and € million)
Car shipments(1)	13,640	13,752	13,663
Net revenues	7,146	6,677	5,970
Operating profit (EBIT)	2,110	1,888	1,617
Net profit	1,600	1,526	1,257
EBITDA	2,772	2,555	2,279
_____________________________
(1)Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.

Whilst broadening our product portfolio to gather different client profiles and needs, we continue to pursue a controlled volume car production strategy in order to maintain a reputation for exclusivity and scarcity among purchasers of our cars and we carefully manage our production volumes and delivery waiting lists to promote this reputation. We divide our regional markets into (i) Europe, Middle East and Africa (“EMEA”), (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of Asia-Pacific (“APAC”), which represented respectively 46.5 percent, 28.9 percent, 6.9 percent and 17.7 percent of units shipped in 2025. The geographic allocation of our shipments and their mix by product reflects our allocation strategy aimed at preserving the brand’s exclusivity and is generally influenced by the timing and pace of model phase-in and phase-out, the length of waiting lists, and other market-specific factors and conditions, including our commercial strategy and opportunities for further growth.

We focus our marketing and promotion efforts on the investments we make in our racing activities and, in particular, our participation in the FIA Formula 1 World Championship with Scuderia Ferrari and the FIA World Endurance Championship with the Ferrari Endurance Team. The FIA Formula 1 World Championship is pinnacle of motorsport and one of the most watched annual sports series in the world, with a global fan base of approximately 827 million, making it one of the most popular annual sporting properties globally, an average of ~70 million viewers per race weekend across key markets, and a booming digital footprint with over 114 million social media followers, while total digital engagements surpassed 2.3 billion interactions in 2025 (Source: Formula 1 2025 season end-of-year reporting, Liberty Formula One Group). Although our most recent Formula 1 world title was in 2008, we continuously enhance our focus on Formula 1 activities with the goal of improving racing results and restoring our historical position as the premier racing team in Formula 1. We believe that these activities support the strength and awareness of our brand among motor enthusiasts, clients and the general public. Beyond Formula 1, we compete in several other motorsport events, recording victories in some of the world’s most prestigious endurance races, including the 24 Hours of Le Mans in 2023, 2024 and 2025. In the 2025 FIA World

Endurance Championship, we won the World Manufacturers’ Championship, bringing an overall top-class endurance title back to Maranello after 53 years, along with the World Drivers’ Championship with the crew of Ferrari’s 499P number 51. In addition, in June 2025, we introduced the Ferrari Hypersail project, a sailing sporting initiative that combines the brand’s racing heritage with advanced technological innovation. The project serves as a research and development platform focused on offshore sailing, involving Ferrari engineers working closely with leading nautical experts.

Ferrari’s presence in the broader luxury landscape is key to ensure brand relevance across present and future generations and to amplify the cultural relevance of our brand. Additionally, lifestyle activities represent a powerful channel to elevate and expand the overall experience of our clients. As one of the world’s primary luxury brands, we operate in carefully selected luxury and lifestyle categories - personal luxury goods, collectibles and experiences, the role of which is to fuel long-term growth by broadening our customer base and expanding our unique value proposition beyond our core business, while preserving the brand’s DNA, its heritage and values. We create memories with our clients, and aim to strengthen the sense of belonging to the Ferrari community with each Ferrari experience. See below “Overview of Our Business—Lifestyle”.

As part of our lifestyle activities, we launched our own Ferrari fashion collection with dedicated fashion shows since June 2021 and we have continued with successive showcases culminating in the latest displays in February 2025 and September 2025. We also license the Ferrari brand to a limited number of producers and retailers of luxury and lifestyle sectors, including theme parks that, we believe, enhance the brand experience of our loyal clients and Ferrari enthusiasts. The world of Ferrari can also be experienced in our Ferrari Museum in Maranello and in the Enzo Ferrari Museum in Modena.

As of December 31, 2025, our international network of Ferrari Stores consisted of 16 Ferrari-owned directly operated stores and 2 franchised stores where visitors can find our fashion collection, as well as on our website.

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

In 1947, we produced our first racing car, the 125 S. The 125 S’s powerful 12-cylinder engine would go on to become synonymous with the Ferrari brand. In 1948, the first road car, the Ferrari 166 Inter, was produced. Styling quickly became an integral part of the Ferrari brand.

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

Ferrari became an independent, publicly traded company following its separation from FCA (following the merger with Peugeot S.A. in January 2021, Stellantis), which was completed on January 3, 2016 (the “Separation”) and occurred through a series of transactions including (i) an intragroup restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company on the New York Stock Exchange in October 2015 under the ticker symbol RACE, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to FCA’s shareholders. On January 4, 2016, the Company also completed the listing of its common shares on the MTA, under the ticker symbol RACE.

Industry Overview

Within the luxury goods market, we currently define our target market for luxury performance cars powered by engines producing more than 500 hp and selling at a retail price in excess of Euro 200,000 (Italian market price including VAT has been used as reference) (the “Luxury Performance Car Industry”). Historically, the growth patterns in the Luxury Performance Car Industry have followed those in the broader luxury market relatively closely. The Luxury Performance Car Industry is generally affected by global macroeconomic conditions and, although we and certain other manufacturers have proven relatively resilient, general downturns can have a disproportionate impact on sales of luxury goods in light of the discretionary nature of consumer spending in this market. Furthermore, because of the emotional nature of the purchasing decision, economic confidence and factors such as expectations regarding future income streams as well as the social acceptability of luxury goods may impact sales.

Following the sharp recession of 2008-2009, the Luxury Performance Car Industry has been resilient to further economic downturns and stagnation in the broader economy, driven by an increase in new product launches. A sustained period of wealth creation in several Asian countries and, to a lesser extent, in the Americas, has led to an expanding population of potential consumers of luxury goods. Indeed, developing consumer preferences in Asian markets, where in recent years the newly affluent have increasingly embraced western brands of luxury products, have also led to higher demand in certain countries in Asia for cars in our segment, which are primarily produced by established European manufacturers. In turn, the changing demographic of customers and potential customers is driving an evolution towards luxury performance cars also suited to an urban and more frequent use. Additionally, the growing appetite of younger affluent purchasers for luxury performance cars has led to new entrants to the industry, which in turn has resulted in higher sales overall in the market.

After recovering and surpassing pre-pandemic volumes in 2022, the Luxury Performance Car Industry continued to grow up to 2024, showing a slowdown in 2025. Ferrari shipments surpassed the 2019 pre-pandemic levels in 2021 (a year earlier than the Luxury Performance Car Industry), continued to grow each year up to 2023, and have remained broadly stable since, in line with our growth strategy and plans.

In 2023, Ferrari commenced deliveries of the Purosangue, the first four-door, four wheel-drive and four-seater Ferrari, which are continuing as of the date of this document. Given the broadening of Ferrari’s car production, the reference Luxury Performance Car Industry in which Ferrari competes has been enlarged to include also high-riding four-door luxury performance cars offering more than 500 hp and priced in excess of Euro 200,000 (Italian market price including VAT as reference). This new reference market has been defined as the “Enlarged Luxury Performance Car Industry”. After recovering and surpassing pre-pandemic volumes in 2022, the Enlarged Luxury Performance Car Industry continued to grow up to 2024, showing a slowdown in 2025.

More than in other segments of the broader luxury market, in the Enlarged Luxury Performance Car Industry, a significant portion of demand is driven by new product launches. The market share of individual producers fluctuates over time reflecting the timing of product launches. New launches tend to drive sales volumes even in difficult market environments because the novelty, exclusivity and excitement of a new product is capable of creating and capturing its own demand from clients. The Enlarged Luxury Performance Car Industry has also been experiencing an increased demand for personalization and digital connectivity, with several industry players introducing customized solutions to serve local markets.

In line with the characteristics of the market as noted above, one of the key elements influencing the performance of the Enlarged Luxury Performance Car Industry in 2023, 2024 and 2025 has been the renewed product offering by several competitors, which has counterbalanced several adverse global events and geopolitical tensions. Most of the producers in the

Enlarged Luxury Performance Car Industry managed to navigate through these difficulties by adjusting their supply chain policies and by revising their pricing strategies, as well as through the aforementioned renewal of their product offerings.

Growing environmental concerns are leading to the implementation of increasingly stringent emissions regulations and an increase in demand for hybrid vehicles. Instead, costs and limited charging infrastructure are currently limiting factors in the demand for electric vehicles, but advancements in battery technology in coming years are expected to increase sales of hybrid and electric high-performance luxury vehicles, although at a slower pace compared to mass market vehicles. The ability to combine driving experience with hybrid and electric technology will be key for the commercial success of high-performance luxury vehicles.

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
Dec. 31, 2025
FERRARI
ENLARGED LUXURY PERFORMANCE CAR INDUSTRY
LUXURY PERFORMANCE CAR INDUSTRY

•Ferrari, Luxury Performance Car Industry & Enlarged Luxury Performance Car Industry data are updated to December 31, 2025. Data is based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Canada, New Zealand, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-MIT; Netherlands-VWE; Poland-CEPiK; Hungary-Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub & insurance data provided by CAM; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA.
•We identify the Luxury Performance Car Industry to include all two-door luxury sports cars with power above 500 hp, and retail price above Euro 200,000 (Italian market price including VAT as reference) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, Maserati, McLaren, Mercedes Benz, Porsche and Rolls-Royce.
•With the Purosangue, Ferrari entered a new segment of four-door and four-wheel drive high performance vehicles. As a result, in addition to the Luxury Performance Car Industry historically considered, we also identified the Enlarged Luxury Performance Car Industry: a broader market segment which also includes high-riding four door luxury performance cars offering more than 500 hp and priced in excess of Euro 200,000 (Italian market price including VAT as reference), mostly sold by the same aforementioned competitors with the addition of Land Rover.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 90% of the total Ferrari shipments in 2025).

In 2025, Ferrari’s volumes in the largest 25 markets were in line with 2024, sustained by our enlarged product range.

The charts below set forth our market shares in 2025 based on volumes in our largest 25 markets by geographical area.
•In 2025, we had a market share of 24% in the Luxury Performance Car Industry, which is our historic reference market.

•In 2025, we had a market share of 18% in the Enlarged Luxury Performance Car Industry, in which also high riding four-door luxury performance cars are included.

•Ferrari, Luxury Performance Car Industry & Enlarged Luxury Performance Car Industry data are updated to December 31, 2025. Data is based on units registered (in Brazil, Japan, Taiwan, United Kingdom, Canada, New Zealand, Germany, France, Switzerland, Italy, Poland, Hungary, Czech Republic, Spain, Sweden, Netherlands, Belgium and Austria) or sold (in USA, South Korea, Mainland China, Russia, Australia, Singapore and Indonesia). Source: USA-US Maker Data Club; Brazil-JATO; Canada-JATO; Austria-OSZ; Belgium-FEBIAC; France-SIV; Germany-KBA; UK-SMMT; Italy-MIT; Netherlands-VWE; Poland-CEPiK; Hungary- Ministry of the Interior; Czech Republic-Cars Importers Association; Spain-TRAFICO; Sweden-BranschData; Switzerland-ASTRA; Mainland China-China Automobile Industry Association-DataClub & insurance data provided by CAM; Russia-AEBRUS; Taiwan-Ministry of Transportation and Communications; Australia-VFACTS-S; Japan-JAIA; Indonesia-GAIKINDO; New Zealand-VFACTS; Singapore-LTA, MTA (Land Transport Authority, Motor Trader Associations); South Korea-KAIDA
•We identify the Luxury Performance Car Industry to include all two-door luxury sports cars with power above 500 hp, and retail price above Euro 200,000 (Italian market price including VAT as reference) sold by Aston Martin, Audi, Bentley, Ferrari, Lamborghini, Maserati, McLaren, Mercedes Benz, Porsche and Rolls-Royce. Ferrari is market leader in several countries, including Italy, France, Japan, Mainland China, Singapore and South Korea among others..
•With the Purosangue, Ferrari entered in a new segment of four-door and four-wheel drive high performance vehicles. As a result, in addition to the Luxury Performance Car Industry historically considered, we also identified the Enlarged Luxury Performance Car Industry: a broader market segment which also includes high-riding four-door luxury performance cars offering more than 500 hp and priced in excess of Euro 200,000 (Italian market price including VAT as reference), mostly sold by the same aforementioned competitors with the addition of Land Rover. With respect to the Enlarged perimeter, Ferrari maintains its leadership in Italy, France, Singapore and Japan among others.
•Ferrari data based on internal information for the 25 Top Countries (excluding Middle East countries) for Ferrari annual registrations and sales (which accounted for approximately 90% of the total Ferrari shipments in 2025).

While we monitor our market share as an indicator of our brand appeal, we do not regard market share as particularly relevant as compared to other segments of the automotive industry. We are not focused on market share as a key performance metric. Instead, we deliberately manage our supply relative to demand, to defend and promote our brand exclusivity and premium pricing.

Competition

Competition in the Enlarged Luxury Performance Car Industry is concentrated in a limited number of producers, including both large automotive companies that own luxury brands as well as small producers exclusively focused on luxury cars, like us. Our main competitors are Lamborghini, McLaren, Aston Martin, Rolls-Royce and Bentley, as well as Porsche, Mercedes Benz and Land Rover in certain segments of the market and may vary based on the technical characteristics and target customer segment for each model.

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

Overview of Our Business

Sports Car Line-Up
In 2025, we launched six new models: 296 Speciale, 296 Speciale A, Amalfi, 849 Testarossa, 849 Testarossa Spider and the Ferrari Luce, our first full electric model that will join our Range model line-up. The first reveal phase of the Ferrari Luce took place in October 2025, with the presentation of its key technical components and product development strategy, and was followed in February 2026 by the unveiling of the interior design and the announcement of the model’s name.
Our current product portfolio (including cars presented in 2025, for which shipments will commence in future years) consists of:
•nine Range models of which: (i) two V8 internal combustion engine (“ICE”) models: Roma Spider and Amalfi, (ii) three V12 ICE models: Purosangue, 12Cilindri and 12Cilindri Spider, (iii) two V6 hybrid models: 296 GTB and 296 GTS, and (iv) two V8 hybrid model: 849 Testarossa and 849 Testarossa Spider;
•four Special Series models: SF90 XX Stradale, SF90 XX Spider, 296 Speciale and 296 Speciale A, and
•one Supercar model: F80.
During the course of the year, we phased out the following models: SF90 Spider (Range), 812 Competizione A (Special Series), and Daytona SP3 (limited series Icona model).
We also produce track cars and limited edition One-Off cars from time to time, as well as other strictly limited-series cars that may be for track or non-track use. In addition, we sell special sales, including prototypes and avanseries, to selected interested clients.
Our diversified product offering may include different architectures (such as front-engine and mid-rear engine), engine sizes (V6, V8 and V12), technologies (natural aspirated, turbo-charged, hybrid), body styles (such as coupes, spiders, targa and 4-doors) and seats (2 seaters, 2+ seaters, 4 seaters).

We target end clients seeking high performance cars with distinctive design, state-of-the-art technology and outstanding driving dynamics to maximize driving emotions. Our broad product portfolio is designed to fulfill the strategy of “different Ferrari for different Ferraristi” and “different Ferrari for different moments”, which means being able to offer a highly differentiated product line-up that can meet the varying needs of current and new customer segments (in terms of sportiness, comfort, on-board space and design, amongst others) and that can allow our existing clients to use a Ferrari in various moments of their lives. We believe that our clients can be divided into two main categories: on the one hand, the “Sports Car Driver”, a client looking for an elegant and understated design, who likes driving cars in a variety of locations and conditions, alone or with passengers, and who uses Ferrari for longer journeys; on the other hand, the “Pilot”, a client looking for a high performing and extreme sports car, who intends to drive cars on track and on challenging roads, and who is looking for an exciting driving experience.

We are also actively engaged in after sales activities driven, among other things, by the objective of preserving and extending the market value of the cars we sell. We believe our cars’ performance in terms of value after a period of ownership significantly exceeds that of any other brand in the luxury car segment, particularly for models whose volumes are strictly limited (e.g. Special Series, Icona, Supercars). High residual value is important to the primary market because clients, when purchasing our cars, take into account the expected resale value in assessing the overall cost of ownership. Furthermore, a higher residual value potentially lowers the cost for the owner to switch to a new model thereby supporting client loyalty and promoting repeat purchase. The vast majority of Ferrari cars produced since the Company’s founding remain in existence today. As Ferrari continues to evolve through the adoption of new technologies, the Company remains committed to ensuring that Ferrari owners can continue to enjoy driving their vehicles over time, reinforcing the principle that a Ferrari is designed to endure. To support this commitment, Ferrari provides customer service through a global network of 181 authorized dealers, each subject to ongoing training and periodic evaluation. These services include standard and extended maintenance and warranty programs across all powertrains, designed to support vehicles throughout their entire life. For additional information relating to our warranty programs, please refer to “Overview of Our Business—Sales and After-Sales”.

The following chart shows the percentage of our unit shipments(1) by pillar(2) for the years ended December 31, 2025, 2024 and 2023:
(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.
(2)    There were no shipments of Supercars during the period from 2023 to 2025.

The following chart shows the percentage of our unit shipments(1) by geographic market for the years ended December 31, 2025, 2024 and 2023:

(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.

See also “Financial Overview—Trends, Uncertainties and Opportunities—Shipments”.

The following chart shows the percentage of our unit shipments(1) by engine type for the years ended December 31, 2025, 2024 and 2023:
(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.

Range
Our Range line comprises products designed for both our Pilot and our Sports Car Driver clients.

Range models designed for Pilot clients are characterized by compact bodies, a design guided by performance and aerodynamics, that often benefit from technologies initially developed for our Formula 1 single-seaters or other racing activities. They favor performance over comfort, seeking to provide the driver with an immediate response and superior handling, leveraging state-of-the-art vehicle dynamics, components and controls. Following the phasing out of the SF90 Spider in 2025, we currently offer the following Range models for our Pilot clients: the 849 Testarossa and 849 Testarossa Spider, which feature a V8 engine (830 hp) with three electric motors allowing the car to reach 1,050 hp, and the 296 GTB and the 296 GTS, which also feature PHEV technology and are powered by the first 6-cylinder engine installed on a Ferrari road car producing 830 hp of total power output delivered by the new 120° V6 engine (663 hp), coupled with an electric motor capable of delivering a further 122 kW (167 hp) – an unprecedented performance for a V6 car.

Range models designed for Sports Car Driver clients feature the performance expected of a Ferrari while offering more refined interiors with a higher focus on comfort and on-board life quality. We currently offer the following Range models for our Sports Car Driver clients: two models equipped with our V8 engine, the Roma Spider (620 hp) and the Amalfi (640 hp), and three models equipped with our V12 naturally aspirated engine, the Purosangue (725 hp), the 12Cilindri (830 hp) and the 12Cilindri Spider (830 hp).

The Ferrari Luce will also join our Range model line-up.
Special Series

From time to time, we also design, engineer and produce Special Series cars which can be limited in time or volume and are usually based on some of our Range models but introduce novel product concepts. These cars are characterized by significant modifications designed to enhance performance and driving thrills. Our Special Series cars are particularly targeted to collectors and, from a commercial and product development standpoint, they facilitate the transition from existing to new Range models. In 2023, we launched the SF90 XX Stradale and SF90 XX Spider, the new pinnacle of performance and technological content, and the first XX street legal cars. Shipments of both models started in 2024. In 2025 we launched the 296 Speciale and 296 Speciale A, respectively a coupe and a targa, both featuring 880 hp V6 mid-rear plug-in hybrid engines. Shipments of both models will start in 2026.

Icona

In September 2018, we introduced a new pillar of our product portfolio: the Icona, a unique concept that takes inspiration from the iconic concepts of our history and reinterprets them in a modern way, pairing timeless design with state-of-the-art materials and technology. The first example of this strictly limited edition product line-up is the Ferrari Monza SP1/SP2, which is inspired by the classic collectible barchetta cars (like the 750 Monza and 860 Monza for example), and currently out of production. In 2021, the Daytona SP3 was unveiled. This limited edition targa takes inspiration from legendary Ferrari sports prototypes of the 1960s (historically equipped with a naturally aspirated V12 engine, mid-rear-mounted in typical racing car style). The Daytona SP3 follows the same approach and its power unit delivers 840 hp – along with 697 Nm of torque and maximum revs of 9500 RPM – making it the most powerful naturally aspirated road engine ever built by Ferrari. The Daytona SP3 completed its limited series run in the third quarter of 2025.

Supercars

In line with our tradition of Supercars starting with the GTO (288 GTO) in 1984, and including the F40 in 1987, the F50 in 1995, the Enzo in 2002, the LaFerrari in 2013, and the LaFerrari Aperta in 2016, we continue to produce limited edition Supercars - our latest is the F80, unveiled in October 2024. These are the highest expression of Ferrari road car performance at the time and are often the forerunners of technological innovations for future Range models, with innovative features and futuristic design.

Track cars

We also develop special track racing cars that are based on our range and special series models. These cars are not registered for use on the road and may only be used on track in competitive and non-competitive race events, including for our XX Programme, Ferrari Challenge, F1 Clienti and Sport Prototipi.

One-Offs

In order to meet the varying needs of our most loyal and discerning clients, we also produce a very limited number of One-Off models. While based on the chassis and equipped with engines of one of the current models for homologation and registration purposes, these cars reflect the exact exterior and interior design specifications requested by the clients, and are produced as a single, unique car. Some of the most iconic models emerged from our One-Off program include the SP12 EC (inspired by the 512 BB and created in 2011), the F12 TRS (a radical two-seat roadster created on the platform of the F12 Berlinetta in 2014), the Ferrari SP38 (a superlative mid-rear V8 turbo taking inspiration from the legendary Ferrari F40 in 2018), the 458MM Speciale (the last mid rear model with a V8 naturally aspirated engine in 2016), the Ferrari P80/C, a real track car taking inspiration from past Ferrari Sport Prototipo models in 2019, and the Ferrari Omologata, based on the 812 Superfast V12 platform in 2020. The last models include the BR20, a very elegant V12 based on the GTC4 Lusso and produced in 2021, and the SP48 Unica, based on the F8 Tributo, and SP51, based on the 812 Superfast but with an open-air configuration, both launched in 2022. In 2023, we produced the KC23, a non-homologated car based on the 488 GT3 and featuring a futuristic design, as well as the SP-8, which is based on the F8 Tributo and features a particular targa design and visible carbon fiber in the front part of the car. In 2025, we produced the SC40, a One-Off model based on the 296 GTB and inspired by the legendary F40.

In addition to the aforementioned cars, from time to time we present other strictly limited-series cars that may be for track or non-track use.

The following chart shows our product offering’s strategic pillars in terms of their appeal to Ferraristi and collectors respectively.

Personalization Offer
Each Ferrari represents a masterpiece of engineering and design, enhanced by a multitude of personalization options available through our exclusive product portfolio. Today, 100% of our clients’ cars are uniquely personalized, reflecting a tiered and bespoke approach that ensures every example is one of a kind.

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

The demand of our clients, coupled with our personalization offer and the associated experience, results in every car being a unique and irreplaceable vehicle. It is not merely about configuring a car but about providing each client with a unique journey.

The personalization experience is enhanced through targeted programs and initiatives designed to strengthen our relationships with clients, bring us closer to them, and provide training for our network, elevating the experience for both Ferrari dealers and clients. These initiatives include:

•the “Atelier” program, where our specialists guide the client in creating a highly personalized car with a continuously growing and enriching array of options, ensuring a unique experience. These options include special paints created specifically at the client’s request, custom liveries, and exterior accents designed to define the car’s character in line with the owner’s lifestyle and driving preferences, colored and transitional carbon fiber elements in dual glossy/matte finishes for both the exterior and interior, personalized stitching and embroidery details, and luggage sets designed to perfectly match the car’s interior;
•visits by Atelier specialists to dealerships to share best practices and the latest available contents, thereby enriching and completing the overall client experience, and
•the “Tailor Made” program, which elevates personalization to a higher level thanks to the assistance of dedicated Ferrari designers for each client, guiding them in selecting exclusive materials such as cashmere, denim, and innovative fibers for their car. The three collections - Scuderia, Classica, and Inedita - continue to represent the brand’s essence, celebrating sporting history, traditional style, and experimental innovation, respectively.

In addition to the existing Tailor Made centers in Maranello, New York and Shanghai, during our 2025 Capital Markets Day we announced plans to open new Tailor Made centers in Tokyo and Los Angeles by 2027 and to renew our existing center in Maranello.

Finally, the “One-Off” program offers the pinnacle of exclusivity, allowing clients to design a unique car personalized down to the smallest detail. See “One-Offs” above for additional details.

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

For the design of our cars we relied historically on Italian coachbuilders such as Carrozzeria Touring, Vignale, Scaglietti and Pininfarina. These partnerships helped Ferrari in defining its design language at the forefront of design advance. Throughout the years this area of excellence has been recognized repeatedly by a long series of awards being bestowed upon Ferrari cars.

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

The Ferrari Design Centre is organized as an integrated automotive design studio, employing a total workforce of approximately 60 employees including designers, 3D surfacing operators, physical modelers and graphic artists. It operates a modeling studio fully equipped with 5-axis milling machines with the capacity to develop various full-scale models (interior and exterior) in parallel.

In September 2018, we opened a new building for the Ferrari Design Centre, which is our first facility fully dedicated to our in-house design department. The building hosts two Ateliers, exclusive spaces dedicated to car customization, and the Tailor Made department, house of Ferrari’s ultimate personalization program.

During its 16-year history, the Ferrari Design Centre has designed the majority of our cars, including our entire current line-up, and has received many prestigious design awards for their design. The following is a list of the awards won in the last 2 years:

•Ferrari 12Cilindri & 12Cilindri Spider: iF Gold Design Award (2025); Red Dot Best of The Best (2025);
•Ferrari 12Cilindri: Car Design Award (2025);
•Ferrari F80: iF Design Award (2025); Red Dot Best of The Best (2025);
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
•Ferrari KC23: iF Design Award(2024); Red Dot Design Award (2024);
•Ferrari SF90 XX Stradale/Spider: iF Design Award (2024); Red Dot Design Award (2024);
•Ferrari Purosangue: Compasso d’Oro ADI (2024);
•Centro Stile Ferrari and Flavio Manzoni: Awards 2024-Salone Auto Torino; Italian Design Week Awards (2024);
•Ferrari 12Cilindri: Luxury Car of the Year - The Motor Awards (2024); Design Prix- Automobile Awards (2024).
The collaboration with the creative collective LoveFrom, which started in September 2021, continues today: the partnership combines Ferrari’s legendary performance and excellence with the experience and creativity of LoveFrom. This collaboration took shape in the first electric Ferrari, created under LoveFrom’s creative guidance across exterior, interior and user experience design with a disruptive and innovative approach, inspired by the consumer-high-tech world.

Product Development and Technological Innovation

A new Ferrari model’s development process starts from five key technology foundations: powertrain, aerodynamics, vehicle dynamics, architecture, and human interface. Together, these elements enable us to define the key characteristics of each model, which are expressed in the three pillars of the Ferrari competitive advantage: design, performance and driving thrill.

Design – sight is the first sense to enjoy a Ferrari and the design of a Ferrari is a structural part of our innovation process. We develop the design of our cars to enhance their performance and driving thrills (see also the previous paragraph).

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

Innovation Principles

Ferrari’s ethos of continuous innovation has always been focused on our clients’ desires. We believe in giving them true freedom of choice in how their car is powered. Yet, whatever the powertrain, each Ferrari is created to ignite the powerful emotions that are at the heart of our cars’ driving experience.

In developing our product portfolio, the principles of technology neutrality and production agility allow us to combine internal combustion, hybrid and electric powertrains with various body styles and chassis configurations, ultimately creating sports cars that provide unique driving emotions.

Our V6, V8 and V12 combustion engines will continue to be offered and innovated, in line with new global regulations and with a focus on increasing specific power output and ensuring compatibility with alternative fuels.

Our electrification journey, which began in 2009, is another example of our distinctive approach to technology. Strategic components, including high-voltage battery packs, e-axles, inverters and electric engines, are designed, engineered and handcrafted in Ferrari’s e-Building, inaugurated in 2024. This enables us to differentiate both the technology and performance of our vehicles. Battery cells will continue to be sourced from our strategic partners.

Following this philosophy, the Ferrari Luce is a concentration of innovative thinking and technical creativity, ensuring distinctive Ferrari emotions. It widens our range models in terms of driving thrills, experience on board and useability while providing a completely personalized driving experience.

The new generation of Ferrari hybrid vehicles will be created from a combination of the finest combustion and electric technologies, featuring electrical and electronic components developed and manufactured in-house.

In 2025, we launched the Hypersail project, which stems from our track-to-road expertise in both Formula 1 and Endurance racing, part of our DNA since the very beginning of our journey. A 100-foot ocean-racing monohull prototype, Hypersail blends our racing tradition with technological innovation and aims to establish an outstanding research and development platform focused on offshore sailing.

TECHNOLOGY TRANSFER
FORMULA 1

→
- Thermal and electric engine
- Power electronics
- Battery cells

ENDURANCE

→
- Aerodynamics
- Carbon fiber chassis
- Brakes

FERRARI HYPERSAIL
HYPERSAIL

→
- Human interface
- Energy management

←
- E-Axle
- Software dynamic control

Product diversification and strategic approach

A multidisciplinary approach has become essential in developing sports cars; therefore, we continue to enhance our open innovation. On the one hand, Ferrari has always produced – and will continue to produce – strategic components in-house, thereby ensuring complete control over quality and performance. On the other hand, we will continue to increasingly collaborate with selected partners and universities to develop the best solutions available on the market.

The choice to develop software internally to improve vehicle dynamics embodies the principle of differentiating the driving experience, as does the introduction of a new-generation Human Interface that adopts a phygital approach, combining digital and analogue elements, with a continuous focus on the functionality and design of the cars’ interiors.

Product development is also driven by sustainability, with research into new materials that can reduce the environmental impact and with a view to use specialized recycled aluminum alloys in the body in white and in the in-house castings.

We plan to focus on investments and research for the next generation of sports cars in the following areas:

•Thermal propulsion, where we have achieved excellence in specific power output, drawing on experience gained from racing and experimenting with new engine architectures;
•Electric powertrain, aiming to constantly expand our offer of driving emotions;
•Vehicle dynamics, including the use of by-wire systems and digital twin technologies;
•On-board experience, including through a phygital approach;
•New and innovative materials, strategic for sustainability, weight management and specific applications, including cooling of the engine and components.

Manufacturing

Our production facilities are located in Maranello and in Modena, Italy (see “—Properties”). Our production processes include supply chain management and production of cars in our Range models and Special Series, as well as assembly of prototypes and avanseries.

Notwithstanding the low volumes of cars produced, our production process requires a great variety of inputs (over 60,000 product identifier codes sourced from approximately 500 total suppliers) entailing complex supply chain management to ensure continuity of production. Our stock of supplies is warehoused in or near Maranello, and its management is outsourced to a third-party logistics company.

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

In recent years we have made significant investments in our manufacturing facilities. Equipment may require substantial investment with the introduction of new models or to maintain state-of-the-art technology, particularly in the case of shell tools for the foundry, tools for machining, feature tools for body welding and special mounting equipment for the assembly. Since 2021 we have been acquiring additional resources and production equipment to successfully manage the new technological advancements and related challenges resulting from the transition to electrification. Our electric technologies and components are produced in our e-Building, a strategic asset that was inaugurated in June 2024. Thanks to our e-Building, we aim to enhance flexibility across our entire production line, positioning us to better address future demands and to manage an even more complete and diversified product mix. We expect to use the EV platform to address different clients’ needs and to develop a flexible production line for the manufacturing of ICE, hybrid and full EV models. For additional information relating to our e-Building, see “—Properties”. In 2024, we began the construction of our new paint shop, which will allow us to satisfy further personalizations in-house.

In 2025, we obtained the LEED Platinum certification, one of the highest levels of the international rating system assessing sustainability, energy efficiency and environmental impact in building design. This represents an exceptional certification within the industrial manufacturing sector.

As at December 31, 2025, our production processes employed 1,804 engineers, technicians and other personnel (191 white collar employees and 1,613 blue collar, of which 404 were agency production workers). Our flexible production structure and organization allow us to adjust and increase our production capacity to accommodate our expected production requirements. This is primarily due to the low volume of cars we produce per year and to our highly skilled and flexible employee base that can be deployed across various production areas, as well as to our new e-Building, which is based on flexibility. In addition, we can adjust our make-or-buy strategies to address fluctuations in the level of demand for our internal production resources. We constantly work to increase the utilization rate and reduce the internal scrap rate and we closely monitor an index of our production efficiency. We are also ambitious to continually improve the reliability of our cars, reducing defects, and optimize finishing.

Unlike most low volume car producers, we operate our own foundry and machining department producing several of the main components of our engines, such as engine blocks, e-Axle, cylinder heads and crankshafts. We believe this accelerates product development and results in components that meet our specifications more closely.

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

The electrification elements of the F80 (the e-Axle and the high-voltage battery) were the first components to be produced on the new lines dedicated to e-powertrain components at the e-Building.

Body Assembly

In parallel with the assembly of our engines, we prepare our body shells at our body shop in Modena (Carrozzeria Scaglietti). At Carrozzeria Scaglietti we have two different production lines dedicated to the assembly of our aluminum bodies (V6-V8 and V12), as well as a dedicated line for special series with carbon fiber body (F80). The main components of the body-shells are not produced internally, but are sourced from manufacturers of chassis, bodies and carbon fiber parts. Through a mix of high-precision robots as well as highly skilled craftsmanship, we carefully assemble and check the geometric alignment of the various parts with mechanical gauges as well as 3D measuring machines. Then, we carry out aesthetic controls on the surface of the aluminum panels, to eliminate any imperfections by either filing or panel beating. Our highly qualified specialists manage specific phases of body-shell manufacturing, such as the completely manual execution of the “aesthetic welding”, a unique joint weld between flank and roof of certain models (the Roma family), giving the impression that the body is one single piece.

Painting

When transferred to our paint shop, the bodies are mounted on a loading bay, immersed in the cataphoresis tanks and subsequently transferred to a fixing gas fired oven at 180°C. After the cataphoresis, the sealing phase of the body is largely automated. Primers are then applied and fixed at 190°C until the completely gray body-shell is ready for painting. All body-shells are cleaned with automatic pressure blowers (to avoid the electrostatic effect) and carefully brushed with emu feathers (because of their natural electrostatic properties) to clean off any dirt particles or impurities before painting. The painting process is automated for larger surfaces, while it is done by hand for some other localized areas. In 2019, we replaced the robot which performs the application of the base coat. The whole car is painted at the same time to ensure color harmony. The bodies are finally polished with lacquer to fix the paint and give the bodies their final finish. In 2018, we substituted our clear coat with a new generation 2K (bi-component) transparent coat that allows us to decrease the temperature of the oven from 140°C to 90°C; this is a very innovative process that allows us to simultaneously paint aluminum and carbon fiber parts. At the end of the process “aesthetic blacks” are realized by painting any gaps in the car matte black finish. In 2024, we began the construction of our new paint shop, which will allow us to satisfy further personalizations in-house.

Assembly Line and Final Checks

The final assembly of our cars takes place in Maranello. For each model, the initial assembly operations generally take place simultaneously on different lines and sections to maximize efficiency so while the body is assembled on the main line, the powertrain, as well as the cockpit and the doors, are prepared on a separate sub-line. Furthermore, our e-Building, based on the concept of flexibility, is used to produce and develop models with internal combustion, hybrid and full electric powertrains, as well as strategic electrical components. For additional information relating to our e-Building, see “—Properties”.

Personalization and Road Tests
During the assembly process of our cars, we manage the fitting of all bespoke interiors, components and special equipment options that our clients choose as part of our personalization program (see “—Sports Car Line-Up—Personalization Offer”). After the assembly phase, every car completes a 60-kilometer road test-drive.

In 2025, we completed the construction of the Ferrari e-Vortex, the new test circuit adjacent to the Fiorano track, in less than four months. The Ferrari e-Vortex will enable testing activities to be gradually transferred from the road to the track, ensuring an even more objective assessment of performance and faster identification of any anomalies. For additional information relating to our Ferrari e-vortex see “—Properties”.

Finishing and Cleaning

After the road test, all cars go to the finishing department. There, we thoroughly clean interior and exterior, perform a comprehensive review of the whole car, and polish and finish the bodies to give them their final appearance.
Procurement

We source a variety of components, raw materials, supplies, utilities, logistics and other services from numerous suppliers. We recognize the contribution of our suppliers to our success in pursuing excellence in terms of luxury and performance, therefore we carefully select suppliers that are able to meet our high standards.

For the sourcing of certain key components with highly technological specifications, we have developed strongly synergic relationships with some of our suppliers, which we consider “key strategic innovation partners”. We currently rely on a number of selected key strategic innovation partners for the supply of transmissions, brakes and other parts. We have also developed strong relationships with other industrial partners for bodyworks and chassis manufacturing and for powertrain and transmissions, among other things. Pursuant to our make-or-buy strategy, we generally retain production in-house whenever we have an interest in preserving or developing technological know-how or when we believe that outsourcing would impair the efficiency and flexibility of our production process. Therefore, we continue to invest in the skills and processes required for low-volume production of components that we believe improve product quality.
For the year ended December 31, 2025, the purchases from our ten largest suppliers by value accounted for approximately 23 percent of total procurement costs, and no supplier accounted for more than 4 percent of our total procurement costs.
Sales and After-Sales

Our commercial team is organized in four geographic areas, covering our principal regional end markets: (i) EMEA, (ii) Americas, (iii) Mainland China, Hong Kong and Taiwan, and (iv) Rest of APAC.

Dealer Network

We sell our cars exclusively through a network of authorized dealers (with the exception of one-offs and track cars which we sell directly to end clients). In our larger markets we act as importer either through wholly owned subsidiaries or, in China and South Korea, through a subsidiary partly owned by a local partner, and we sell the cars to dealers for resale to end clients. In smaller markets we generally sell the cars to a single importer/dealer. We regularly assess the composition of our dealer network to maintain the highest level of quality. At December 31, 2025, our network comprised 181 dealers operating 195 points of sale.

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

Our dealer network has consistently and proactively invested in its facilities in recent years in order to provide clients with superior experience while delivering a unique luxury environment and digital touchpoints to complement the physical space.

Ferrari’s vision on the new corporate identity, presented to the dealer network in 2023, reiterates our commitment in continuing to invest in a strategy aimed at delivering a superior client experience and fostering the relationship between Ferrari and its client community to an even higher level. The roll-out started in 2024 with selected pilot projects around the world and the first opening took place in May 2025 with the inauguration of the renewed showroom in Rome, to be followed in 2026 by several new openings across various markets reflecting different and unique implementations of Ferrari’s new corporate identity.

Ferrari also uses an omni-touchpoint strategy, an integrated interaction framework encompassing physical, digital and experiential touchpoints, which ensures engagement with dealers and clients across all stages of the client journey. The client engagement typically takes place at the dealerships, whose ability to promote the client-community life has been reinforced via a new corporate identity implemented in recent years, but also through digital touchpoints such as the MyFerrari App, and through a plan of exclusive experiences organized at our headquarters in Maranello, as well as at a regional or dealer level. Client engagement activities typically feature various car driving opportunities, both on track and on the road. We have also developed and implemented several engagement activities aimed at gathering the client community and promoting the discovery of our brand, including through experience touchpoints.

In 2025, Ferrari reaffirmed its commitment to delivering extraordinary experiences that strengthen brand positioning and deepen client loyalty. The year was marked by a series of exclusive events and launches that celebrated Ferrari’s heritage while embracing innovation and lifestyle integration:

•The Cavalcade program continued to be a cornerstone of Ferrari’s client experience strategy. For additional information relating to the Cavalcade program, see “—Client Relations”.
•Brand engagement was elevated through Casa Ferrari, which expanded its presence at prestigious venues including THE ICE in St. Moritz in February, the Goodwood Festival of Speed in July, and key Formula 1 Grand Prix events in Melbourne and Abu Dhabi. Additional events in Pebble Beach in August and Monaco in September integrated Ferrari’s luxury universe with global cultural touchpoints, strengthening the brand’s aspirational appeal.
•Product innovation remained central to Ferrari’s narrative. The digital launch of the 296 Speciale and 296 Speciale A on April 29 showcased Ferrari’s ability to blend cutting-edge technology with exclusivity. This momentum continued with two spectacular world premieres: the unveiling of the Ferrari Amalfi on the Amalfi Coast (July 1–3) and the presentation of the 849 Testarossa in Milan (September 9–11). These launches not only introduced new benchmarks in performance and design but also reinforced Ferrari’s leadership in the luxury automotive segment.

Together, these initiatives exemplify Ferrari’s holistic approach to client engagement—combining racing heritage, lifestyle experiences, and product excellence. By curating unique journeys, hosting immersive brand showcases, and delivering groundbreaking models, Ferrari strengthened its global positioning as a symbol of exclusivity and innovation, while fostering enduring loyalty among its most discerning clientele.

Competence building and training are also key to the implementation of our strategy. Through our in-house Ferrari Academy, we provide training to dealers for sales, after-sales and technical activities. This ensures that our dealer network delivers a consistent level of market leading standards across diverse cultural environments. . In recent years we have adapted our training strategy by introducing and enhancing virtual-training solutions, while continuing to foster a high level of expertise in the network. We also introduced new courses in areas such as digital commercial execution and luxury experience management, as well as design applied to the personalization experience for clients, with the aim of delivering the best possible client experience. Moreover, we have successfully rolled out globally our new “In Dealership Coaching” program, piloted in late 2024, aimed at further strengthening our retail capabilities and excellence in client management.

We collect and analyze data relating to dealer profitability and financial health to prevent or mitigate any adverse experience for clients arising from a dealer ceasing to do business or experiencing financial difficulties. Our regional executives visit dealerships regularly to monitor and measure performance and compliance with our operating standards. We have the right to terminate dealer relationships in a variety of circumstances, including failure to meet performance or financial standards, or failure to comply with our guidelines. Dealer turnover is relatively low, reflecting the strength of the franchise and our selection processes, but is sufficient to guarantee an orderly renewal over time and to stimulate the network’s health and performance.

We provide a suggested retail price or a maximum retail price for all our cars, but each dealer is free to negotiate different prices with clients and to provide financing. Although many of our clients in certain markets purchase our cars from dealers without financing, we offer direct or indirect finance and leasing services to retail clients and to dealers. (See “—Financial Services”).

The total number of our dealers as well as their geographical distribution tends to closely reflect the development or expected development of sales volumes to end clients in our various markets over time. The chart below sets forth the geographic distribution of our 195 points of sale at December 31, 2025:

FERRARI FOOTPRINT

HQ

FERRARI
MARANELLO

HUBS

AMERICAS	EMEA	MAINLAND CHINA, HONG KONG AND TAIWAN	REST OF APAC
56	90	22	27

REGIONS

AMERICAS		EMEA		MAINLAND CHINA, HONG KONG AND TAIWAN		REST OF APAC	
United States	45	North Europe	14	Mainland China	18	North East Asia	12
Canada	5	Central Europe	15	Taiwan	3	South East Asia	7
Latin America	6	West Europe	22	Hong Kong	1	Australasia	6
		South Europe	16			Central East Asia	2
		East Europe	14				
		Middle East	9				

POS: POINT OF SALES

Our sales are diversified across our dealer network, with the largest dealer representing approximately 3.0% of our shipments, and our 15 largest dealers representing approximately 25% of our shipments in 2025.

As part of our supply and demand management, we determine allocations by geography and dealers based on various metrics including expected developments in the relevant market, the number of cars sold historically by the various dealers, current order book of dealers and the average waiting time of the end client in the relevant market. Our order reporting system allows us to collect and monitor information regarding end client orders and is able to assist us in production planning, allocation and dealer management.

Parts

We supply parts for current and older models of Ferrari to our authorized dealer network.     In addition to substitution of spare parts during the life of the car, sales are driven by clients’ demand for parts to customize their cars and maximize performance, particularly after a change in ownership, as well as parts required to compete in the Ferrari Challenge and other client races. We also supply parts to Ferrari models currently out of production, with stocks dating back to 1995. The stock of parts for even older models is currently owned and managed by third parties which in some cases also manufactures out-of-stock parts based on our designs. The sale of parts is a profitable component of our product mix and is expected to benefit from the increase in the number of Ferrari cars in circulation.

After-Sales

Dealers provide after-sales services to clients, either at facilities adjacent to showrooms or in stand-alone service points across 249 facilities worldwide at December 31, 2025. After-sales activities are very important for our business to ensure the client’s continued enjoyment of the car and the experience. Therefore, we enforce strict quality control on our dealers’ services activities and we provide continued training and support to the dealers’ service personnel. This includes our team of “Service Engineers”, Ferrari engineers who regularly travel to service centers to address difficult technical issues for our clients.

We sell cars together with a scheduled program of recommended maintenance services in order to ensure that these cars are maintained to the highest standards to meet our strict requirements for performance and safety.

Our 7 Year Maintenance Program (free of charge for customers since 2011 on any new cars) is offered to further strengthen customer retention in the official network and has been coupled with the possibility to extend the statutory warranty term of our standard warranty terms through the Warranty Extension starting from the 4th year up to the 8th year and the Power Warranty Coverage, covering from the 9th year up to the 16~~t~~h year of life of the car. For certain strictly limited series cars (for example, the Monza SP1 and SP2, and the Daytona SP3) we introduced a Full Warranty Coverage Extension that can be applied after the 36-month commercial contractual warranty. For hybrid models, such as the SF90 family and the 296 family, we introduced a new service called Warranty Extension Hybrid, which allows the owner to buy a complete coverage after the 4th year up to the 8th, including replacement of the high voltage battery after the 8th year of life of the car.

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

We also have a direct involvement in pre-owned car sales, offering specific packages of warranty coverage in order to support a healthy secondary market, promote the value of our brand and benefit our clients and facilitate sales of new cars. Our dealers provide an inspection service for clients seeking to sell their car, which involves more than 200 checks on the car and a certification on which the client can rely, covering, among other things, the authenticity of the car, the conformity to original technical specifications, and the state of repair. Furthermore, we offer owners of classic Ferrari cars maintenance and restoration services through the 73 Officina Ferrari Classiche workshops that form part of our service network.

In addition, owners of our classic cars can seek assistance in car and engine restorations at our Ferrari Classiche department in Maranello.

Financial Services

We offer retail client financing for the purchase of our cars through the operations of Ferrari Financial Services (“FFS”):

•directly in the United States through our wholly owned subsidiary Ferrari Financial Services Inc. (“FFS Inc”). At December 31, 2025, the financial services portfolio of FFS Inc, which was originated entirely in the United States, amounted to €1,613 million and was recorded as receivables from financing activities in the consolidated statement of financial position;
•through Ferrari Financial Services GmbH (in partnership with CA Auto Bank) in certain markets in EMEA (primarily the UK, Germany and Switzerland), and
•through various partnerships, which may also provide financing to our dealers, in other European countries and other major international markets, such as Japan and Mainland China.

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

Firstly, we target the general public. Our most significant effort in this respect is centered on our racing activities and the resonance of Scuderia Ferrari (see “—Racing—Formula 1”). We also reach the general public through the activities of our lifestyle department, through the sale of luxury goods at our stores and online, the brand’s experience parks and museums, and collectibles. We also engage in other brand-promotional activities through digital platforms such as eSports, and our official social media channels.

Secondly, we target existing and prospective clients on both new car and preowned car sales, seeking to promote clients’ knowledge of our products, and their enjoyment of our cars both on road and on track, and to foster long-term relationships with our clients, which is key to our success. In 2025, approximately 84% of our new cars were sold to clients who already owned at least one Ferrari, reflecting, among other factors, our product offering during the year. In recent years, we have pursued a carefully designed enlargement and rejuvenation of our client base, while always respecting the principle of exclusivity.

From December 2022 to December 2025 we continued to grow our active client base by 20% with 32,300 new-to-the-brand customers, and nurtured our best collectors who have increased the average number of Ferrari cars they own by approximately 20%.

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

Recognizing the importance of digital touchpoints to enhance the overall client experience, Ferrari continues to develop the MyFerrari App, available exclusively to Ferrari clients to enhance and foster their connection to the Ferrari world through the direct distribution of tailored content. This channel enables clients to directly access features and services, strengthening their relationship with the brand and their preferred official Ferrari dealer. Moreover, Ferrari dedicates specific attention to Ferrari clients who have ordered a new car by enriching their waiting time with dedicated digital content to reinforce their engagement and connection with the Ferrari world.

Client Engagement

In 2025, Ferrari advanced a client engagement strategy that blends on track mastery, on road discovery, and elevated hospitality, converting brand passion into qualified demand and long-term loyalty. This strategy blends heritage and innovation through curated experiences that are exclusive by design yet scalable in narrative and impact. Client engagement events held in 2025 included:

•International Concours of Elegance, St. Moritz, Switzerland. Casa Ferrari welcomed clients inside the Kulm Country Club, a refined setting a few steps from the frozen lake where owners piloted classic Ferraris. The event combined modern product discovery with test drives of the Purosangue and 296 GTB, and was synchronized with Corso Pilota Classiche on Ice—our most exclusive heritage driving course. The result was an immersive, education led encounter that reinforced Ferrari’s craftsmanship and driving culture while creating high-affinity prospects.
•Cavalcade, Seville, Spain. The Cavalcade journey began in Sevilla, where Ferrari clients enjoyed the unique opportunity to explore the enchanting landscapes and rich culture of Andalusia. The event ended with a gala dinner at the historic Real Alcázar, which featured a charity auction supporting Ferrari’s continued commitment to education.
•Le Mans, France. At Le Mans, Casa Ferrari showcased endurance credibility and the track-to-road narrative. The 296 Speciale ‘Piloti’ livery spoke directly to Corse Clienti and endurance owners, while the presence of F80, 499P Modificata, and 296 Speciale underlined technological transfer and design coherence across racing and road. This setting amplified desire among top clients and fans, strengthening pricing power and reinforcing the brand’s leadership in performance and innovation.

•World Premiere, Amalfi, Italy. July’s Amalfi world premiere delivered a two-day, money-cannot-buy luxury and lifestyle immersion on the Amalfi Coast, culminating in the first public display for the local community. The format generated attention and dealer momentum ahead of wider regional premieres, seeding high quality pipelines while maintaining the exclusivity expected of Ferrari launches.
•849 Testarossa World Premiere, Milan, Italy. In September, Milan hosted the 849 Testarossa world premiere across three nights, welcoming clients from 49 countries.
•Cavalcade Classiche, South Tyrol, Italy. The Ferrari Cavalcade Classiche returned at the end of September, leading participants through the majestic peaks and breathtaking landscapes of the Dolomites. This “traveling museum” showcased an extraordinary collection of classic Ferrari models, creating an unforgettable experience amid one of Europe’s most stunning natural settings.
•Cavalcade Adventure, Patagonia, Argentina. November marked a new frontier with the Cavalcade Adventure in Patagonia, a new format distinguished by its spirit of exploration. Bringing 54 cars into one of the world’s most remote natural environments, the program showcased the Purosangue’s capabilities and broadened Ferrari’s experiential canvas beyond traditional road tours, strengthening lifestyle narratives and expanding audience appeal without diluting scarcity.

In addition to the above, Ferrari continued to take part in prestigious driving events such as the Ferrari Tribute to Mille Miglia and the Ferrari Tribute to Targa Florio, where modern Ferrari models lead the way ahead of the main races. Ferrari also hosted the third edition of the Legacy Tour, celebrating the 30th anniversary of the Ferrari F50. Over three days, more than 20 F50s from around the globe journeyed along Italy’s most scenic roads, concluding in Fiorano—the birthplace of this iconic model.

Across heritage, motorsport, premieres, and adventure, Ferrari’s 2025 engagement architecture consistently created qualified demand, deepened client loyalty, and generated data rich opportunities for sustained growth. The combination of curated exclusivity, measurable impact, and brand storytelling reinforces Ferrari’s structural advantages—supporting our solid order book, premium pricing, and long-term shareholder value.

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

Encouraging clients’ passion for driving is a key aspect of Ferrari’s commercial strategy, especially in markets where racing traditions are less established. Among our programs and events are:

•Esperienza Ferrari, which offers exclusive driving sessions with Ferrari’s expert instructors, providing an opportunity for both prospective and existing clients to experience the latest models. The Esperienza Ferrari program at Fiorano allowed clients to engage with the Ferrari brand firsthand, testing models such as the Ferrari Roma Spider on the road and the 296 GTB on the track, and

•Corso Pilota: a program that consists of driving courses designed to accommodate various skill levels, offering essential techniques for mastering high-performance vehicles. For instance, the Corso Pilota Classiche usually offers a unique opportunity to drive Ferrari’s iconic models on Fiorano, our company’s historic race circuit, and on the frozen lake of St Moritz.

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

Client Experience On Track

In 2025, the Corse Clienti season was intense and rich in innovation, with high participation and a continuation of the growth seen in recent years.

With the Ferrari Challenge Trofeo Pirelli, we brought the Ferrari 296 Challenge to the regional UK, Japan and Australasia series, in addition to the international Europe and North America series, where the car made its debut in the 2024 season. Ferrari’s one-make series championship enjoyed another excellent season in 2025. The car was met with great enthusiasm at events in Europe and the United States, with average entry lists of 70 drivers in Europe and 61 in the U.S. Participation in the UK series remained in line with previous years, whereas the Japan series recorded a marked rise in entrants. The Australasia series was launched in 2025 for the first time, and featured the Ferrari 296 Challenge on circuits in Australia.

The Ferrari Challenge Trofeo Pirelli event that concluded the Corse Clienti competitive season took place at the Mugello Circuit, during the Finali Mondiali, drawing 25,000 fans, guests, and professionals despite challenging weather conditions. More than 100 drivers lined up for the races, contesting the final rounds of the European and North American series and the world championship title. During the Ferrari show held on October 26, 2025, spectators watched a wide range of cars from the non-competitive programs - F1 Clienti, Sport Prototipi Clienti and the XX Programme - along with the three 499Ps that won the 24 Hours of Le Mans in 2023, 2024 and 2025.

Several cars from our non-competitive programs took part to the 2025 Finali Mondiali, with more than 90 cars from the F1 Clienti, XX Programme, Sport Prototipi Clienti and Club Competizioni GT, including 23 examples of the 499P Modificata and 40 from the XX Programme. These programs also include exclusive events on some of the world’s most iconic circuits, offering clients exclusive experiences on and off the track.

This year’s Finali Mondiali also marked the 20th anniversary of the XX Programme, with a display area that showcased all the models that have shaped this exclusive, non-competitive program since 2005, along with track activities involving nearly 50 cars from the program. The Mugello Circuit also hosted the 296 GT3 Evo, making its first on-track appearance during the Ferrari Show ahead of its racing debut in 2026.

Throughout the course of the year, the Corso Pilota continued to offer clients a range of track-driving courses tailored to different skill levels and experiences, including Sport, Evoluzione+, Race, On Ice, and On Ice Performance, the latter two held in Lapland. It also provided service-based activities, such as Personal Coaching, teaching the essential skills for high-performance driving through the most advanced and effective training methodologies and technologies.

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

Ferrari Classiche aims to create a platform of information and technical expertise to preserve and enhance over time the awareness and value of Ferrari’s heritage and brand. We view the historic Ferrari vehicles of historical value as the tangible legacy and incarnation of our brand. The Ferrari Classiche department also supports and encourages the direct participation of clients in strategic historical events.

The Ferrari Classiche department in Maranello consists of an office of specialists and a workshop in which historic cars are checked, restored and repaired. In addition, in order to provide an enhanced service to owners away from the main workshop in Maranello, starting from 2017 Ferrari Classiche authorized a new service network with 73 Officina Ferrari Classiche workshops active to date, primarily for vehicle repairs and the certifications’ inspections or revalidation. The network is expected to further expand in the future considering the increasing number of cars becoming eligible to be certified.

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

The Ferrari Classiche department also provides basic technical and instructional support to the Ferrari Classiche Academy, a new driving school project that launched in 2019 for vintage Ferrari cars, including the Ferrari 308, Ferrari 328, 550 Maranello, MondialT, 250 GT Lusso, 365 GTB4. In addition, during the St. Moritz International Concourse of Elegance, we unveiled a new on-ice driving course.

The Ferrari Classiche department also offers assistance services to clients attending driving events (such as 1000 Miglia. Le Mans Classic or other rally and tour) or static events (such as concours of elegance).

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

Formula 1

The FIA Formula 1 World Championship is the pinnacle of motorsports and one of the most watched annual sports series in the world, with a global fanbase of approximately 827 million, making it one of the most popular annual sporting properties globally, an average of ~70 million viewers per race weekend across key markets, and a booming digital footprint with over 114 million social media followers, while total digital engagements surpassed 2.3 billion interactions in 2025 (Source: Formula 1 2025 season end-of-year reporting, Liberty Formula One Group).

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

Scuderia Ferrari has been racing in the Formula 1 World Championship since the series was launched in 1950, and won its first Grand Prix in 1951. We are the only team that has competed in each season since launch and the oldest and most successful in the history of Formula 1, with 248 Grand Prix wins. Throughout our racing history, we have won 15 Drivers’ Championships and 16 Constructors’ Championships, more than any other team. Many of the best known drivers in the sport’s history have raced in Scuderia Ferrari’s distinctive red cars including Alberto Ascari, Juan-Manuel Fangio, Mike Hawthorn, Phil Hill, John Surtees, Niki Lauda, Jody Scheckter, Gilles Villeneuve, Michael Schumacher, Sebastian Vettel, Kimi Raikkonen and Lewis Hamilton. Our drivers’ line-up in 2025 comprised Charles Leclerc, the first graduate of the Ferrari Driver Academy training scheme to race for our Formula 1 racing team, and Lewis Hamilton, the most successful active driver in history with 7 Driver World Championships.

In 2021, the new FIA financial regulations entered into force and are now applicable as updated in 2025, imposing a cap on certain expenses and investments related to operations and the chassis of the cars which may be incurred by any single Formula 1 team. Moreover, development activities were also limited by the new regulation. In December 2021, the World Motor Sport Council validated the framework for the 2026 Power Unit (PU) Regulations, which include technical, operational and financial guidelines. The framework identifies key objectives related to, among other things, the environmental impact, cost reduction measures and competitiveness of the FIA Formula 1 World Championship. A detailed document setting out the 2026 Power Unit Regulations was submitted to the World Motor Sport Council during the course of 2022. They will apply to power units starting from the 2026 season of the FIA Formula 1 World Championship and, consistent with the framework proposed to the Council, are mainly focused on the sustainability and innovation challenges of Formula 1. The 2026 Formula 1 Power Unit Regulations were approved in August 2022 and apply starting in 2023 for motors to be used in the 2026 season. The FIA set the operational cost cap for the 2026 season to approximately €199 million in relation to the development and manufacturing of the racing car chassis and $130 million relating to the power units.

The Formula 1 2025 World Championship included 24 races.

In terms of results, the season ended with forth place for the Scuderia Ferrari in the Constructors’ Championship, with 398 points, seven podiums, one pole position, and with five and six place finishes in the Drivers’ Championship, for Charles Leclerc and Lewis Hamilton, respectively.

Scuderia Ferrari’s continuing participation in the FIA Formula 1 World Championship over the five year period from 2021 to 2025 is governed by two agreements – widely known as New Concorde Agreement - signed on August 18, 2020. The first of such agreements governs the regulatory and governance aspects of the sport, while the second governs commercial aspects. The New Concorde Agreement recognizes the historical role of Ferrari, the only team that has participated in all Formula 1 World Championship editions since its inception. In exchange for their participation in Formula 1 races, the participating teams receive a share of a prize fund based on the profits earned from Formula 1-related commercial activities managed by Formula 1, including in particular, promoters’ fees, television broadcasting royalties, partnership agreements and other sources. Shares in the prize fund are paid to the teams, largely based on the relative ranking of each team in the championship. During 2025, the Commercial Right Holder and the Formula 1 teams, including the new entrant Cadillac F1 which has increased the total number of teams to 11, signed a new agreement for the period 2026 to 2030.

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

Our road cars have benefited from the know-how acquired in the wind tunnel by our racing car development teams, enjoying greater stability as they reach high speeds on and off the track. Our research and development team focus on combining minimal lap times with maximum efficiency, leading to advances in kinetic energy recovery systems, or ERS, technology. Current advanced ERS features two electric motor/generator units in every car, which allow the car to recover, store and deploy energy generated both by the vehicle during braking and by the exhaust gases through a turbocharger.

The increasing audience and appeal of F1 combined with a renewed strategy based on fan engagement and integration of partners in the Ferrari ecosystem continues to grow the interest in partnering with Scuderia Ferrari, which translates into significant sponsorships deals.

The partnership program includes a number of associated marketing initiatives, such as the hosting of clients and other key partners in Ferrari Formula 1 Club Hospitality to watch and experience the Grand Prix races with Scuderia Ferrari, and our Formula 1 drivers’ participation in various promotional activities including the access to Maranello for specific marketing and client activities. We also often sell older Formula 1 cars to clients for use in amateur racing or collection.

More generally, Formula 1 racing allows us to promote and market our brand and technology to a global audience without resorting to traditional advertising activities, therefore preserving the aura of exclusivity around our brand and limiting the marketing costs that we, as a company operating in the luxury industry, would otherwise incur.

World Endurance Championship

In 2025, Ferrari competed in the top class of the FIA World Endurance Championship for the third year in a row, achieving extraordinary results with the two 499P cars of the official Ferrari – AF Corse team in the Hypercar class. We triumphed in both the World Manufactures’ Championship - a world endurance title that Ferrari had not won for 53 years - and the World Driver’s Championship, with Alessandro Pier Guidi, James Calado and Antonio Giovinazzi. We also reported a third consecutive victory at the 24 Hours of Le Mans, claimed this year by the number 83 499P entered by the privateer AF Corse team, piloted by Ferrari official driver Yifei Ye, along with Robert Kubica and Phil Hanson. All three Ferrari crews finished in the top three spots in the World Drivers’ standings, with the 51, 83, and 50 crews, respectively. Such a result by a single manufacturer had never been achieved since the FIA WEC was established in 2012). The number 83 crew ended the season by winning the FIA World Cup for Hypercar Teams, open to independent entrants. Moreover, also during the 2025 season, the official Ferrari – AF Corse team claimed three additional victories (at Lusail, Qatar; at Imola, Italy, and Spa, Belgium) and three pole positions with the number 50 crew (Antonio Fuoco–Miguel Molina–Nicklas Nielsen) and the number 51 crew (Pier Guidi–Calado–Giovinazzi).

The 296 LMGT3 competed in the LMGT3 class for the second consecutive season, delivering excellent performances. The two cars entered by Vista AF Corse secured a win at the 6 Hours of Spa-Francorchamps with the number 21 crew of Alessio Rovera, François Heriau, and Simon Mann, along with four additional podium finishes overall. These included results from the number 54 Ferrari driven by Davide Rigon, Thomas Flohr, and Francesco Castellacci. The season finished with second place in the Drivers’ standings for the number 21 crew and seventh for the number 54 crew.

Other GT Races

In its third racing season, the 296 GT3 proved very competitive across many international series. In November 2025 at Macau, Ferrari earned its first win in the FIA GT World Cup, thanks to Antonio Fuoco in the AF Corse car.

In America, in the IMSA championship, the year ended with the Endurance Cup GTD class Manufacturers’ title for Ferrari, the Teams’ title for AF Corse and the Drivers’ title for Alessandro Pier Guidi, Lilou Wadoux and Simon Mann.

Among the other major results, the GT World Challenge Europe yielded eight titles across the Teams and Drivers’ categories (Bronze Cup and Gold Cup). Additionally, the number 51 296 GT3 entered by AF Corse – Francorchamps Motors, driven by Alessio Rovera, Alessandro Pier Guidi, and Vincent Abril, finished in third place overall at the 24 Hours of Spa.

In 2025, across the principal international and national series contested on track, the Ferrari 296 GT3 claimed one Manufacturers’ title, eight Teams’ titles and 14 Drivers’ titles. It also secured 138 victories, including 30 overall wins and 108 class wins, counting also those achieved with the car in LMGT3 configuration

Scuderia Ferrari HP Esports Team
The Esports team is increasingly becoming an integral part of Ferrari’s racing ecosystem. After securing the Constructors’ Title in 2024, we finished the 2025 F1 Sim Racing season in second place and achieved significant results on iRacing as well as in the Premier Sim Gamin League and the Evolution Online Racing championships.

For the second consecutive year, the final of the Ferrari HP Esports Series took place at Ferrari World Yas Island in Abu Dhabi, featuring fourteen drivers from around the globe and establishing the event as one of the most important milestones of the international Esports scene.

Mugello Circuit

Located in Scarperia, just outside Firenze, the Mugello Circuit has been one of the leading motorsport venues globally for more than 100 years. Internationally renowned as the host venue for the Italian MotoGP Grand Prix since 1976 (and consecutively since 1994), the Formula 1 Grand Prix of Tuscany Ferrari 1000 in 2020, and numerous international motorsports competitions, the 5,245 metres circuit mimicking the natural slopes of the Tuscan hills is also famed for its ultimate driving experience and modern facilities.

Originally a 66 km road circuit, the first motorsport events held at Mugello starting from 1914 were regularity races. Enzo Ferrari won in 1921 on an Alfa Romeo class 4.500. The current facilities were designed in the early 70s and later re-modelled in 1988 when Ferrari bought the circuit. Year after year the track has seen consistent improvements in terms of safety with FIA Grade 1 and FIM Grade A certifications, the highest levels of homologation for a racetrack.

In 2025, the circuit hosted 235 days of track activities and 15 race weekends.

The circuit was awarded the prize for the Best Grand Prix circuit for a MotoGP event five times (1995, 1996, 1997, 2000, 2011), and is also a leader in terms of its sustainability practices. It was the first circuit in the world to obtain FIA’s prestigious “Achievement of Excellence” in 2015 and to be certified according to the sustainable event management system ISO 20121. As in 2024, the annual analysis carried out in 2025 by Enovation Consulting ltd. on 117 circuits worldwide, 23 of which host or have hosted a Formula 1 Grand Prix, continued to feature the Mugello Circuit on the podium of the Sustainable Circuits Index, that ranks the sustainability performance of global circuits against seven key sustainability factors: certifications, accreditations, awards, environmental performance, social performance, economic impact, and sustainability approach and engagement.

In 2025 all certifications (ISO 9001, ISO 14001, ISO 20121, ISO 45001, Eco-Management & Audit Scheme) were renewed, including for the international standards for sustainable and event management as well as the system of safety and health management on workplaces. Furthermore, in 2025, Mugello Circuit SpA, together with its parent company Ferrari SpA, obtained the UNI/PdR 125:2022 standard, an Italian certification promoting gender equality in the workplace and focused on reducing gender gaps in pay, career opportunities, and parental protection.

Lifestyle
Ferrari’s presence in the wider luxury landscape is key to ensuring brand relevance across generations. The role of the Ferrari lifestyle is to foster growth by broadening our client base and expanding our value proposition beyond our core business, while preserving our brand’s DNA, its heritage and values.
The goal and mission of our lifestyle strategy is bringing to life a universe that encapsulates Ferrari’s DNA while accompanying our clients through different stages and moments of their lives.

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
(4)Completed the rationalization of the retail network by closing 7 franchised stores and 4 directly operated stores considered unsuitable for Ferrari’s luxury positioning. We have since relocated and restyled our existing flagship boutiques and opened 3 new ones in the United States. Our international network of Ferrari Stores consisted of 16 Ferrari-owned directly operated stores and 2 franchised stores as of December 31, 2025.

Looking ahead, the focus remains on delighting our community of Ferraristi on one side and tifosi on the other.

Ferrari Lifestyle has three pillars: (1) Personal Luxury Goods, (2) Collectibles and (3) Experience.

(1)Personal Luxury Goods – dedicated to our own refined collection – accessories, apparel and selected merchandising – embodies the style, creativity and quality that we stand for, balancing exclusiveness and inclusiveness through a carefully combined mix of product categories. Importantly, we aim to further strengthen partnerships with selected licensees, which will allow us to play in complementary territories/categories while being loyal to our brand’s DNA and positioning. Through our network of directly operated stores, we offer a wide range of Ferrari branded products, including our fashion collection and selected merchandising and licenses.

(2)Collectibles – builds on the concept of collectability by enlarging and customizing the portfolio of available Ferrari tokens and the offer of Ferrari-branded products such as high-end watches and high-end writing instruments, consumer electronics, sportswear, toys, leading video games, and other accessories. We are expanding the offer of products such as limited editions and one-off artifacts embodying the inherent craftsmanship and innovative spirit that lie behind the creation, design, and manufacture of our cars. This offering also includes the renewed Authentic Pieces, Historic Pieces, and Driver Pieces launched in 2025.

(3)Experience – Through this pillar we intend to nurture our heritage and celebrate our craftsmanship through dedicated and tailor-made experiences. We capture the essence of the Ferrari spirit by immersing customers in the racing history, passion and values of Ferrari, through our Ferrari museums in Modena and Maranello (which attracted more than 890,000 visitors in 2025), Il Cavallino restaurant in Maranello and our theme parks in Abu Dhabi and Spain.

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

We also own a number of registered trademarks, designs and patents, including approximately 600 trademarks (word or figurative), registered in several countries and across a number of classes. In particular, we ensure that the maximum level of protection is given to the following iconic trademarks, for which we own approximately 4,410 applications/registrations in approximately 150 countries, in most of the main classes for goods and services:

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

Properties

Our principal manufacturing facility is located in Maranello (Modena), Italy. It has an aggregate covered area of approximately 832 thousand square meters. Our Maranello plant hosts our corporate offices and most of the facilities we operate for the design, development and production of our road and track cars, as well as of our Formula 1 single-seaters. (See “—Manufacturing”). Except for some leased technical equipment, we own all our facilities and equipment in Maranello.

In recent years, we have made significant investments in our manufacturing facilities. In 2015, we completed construction of a new building entirely dedicated to our Formula 1 team and racing activities, as well as the new wind tunnel 4WD. In 2018, we completed the Ferrari Design Centre, which covers more than 7 thousand square meters. In 2019, we completed the office area and workshop area of the New Technical Center for the development of engines and hybrid systems. The entire building and the engine and hybrid test benches cover an area of approximately 20 thousand square meters and were completed in 2021.

In 2021, we completed the construction of a new building related to sport activities (which covers an area of approximately 6 thousand square meters near the Fiorano track), a new building for our Formula 1 simulator and the renovation of the offices used by our Marketing and Commercial department.

Between 2019 and 2022, Ferrari acquired land and buildings near its Maranello plants and started the construction of the e-Building, inaugurated in June 2024. With a total floor space of over 40 thousand square meters, the e-Building is a strategic asset for vehicle assembly and the construction of electric motors, batteries, electric axles. It features two floors, designed to achieve maximum levels of energy performance with heat pump air conditioning systems and a 1.3 MW photovoltaic system installed on the roof. Externally, the building is mainly made with both opaline and transparent glass panels which guarantee a high internal diffusion of natural light and high visual comfort, also supported by the study of colors and modern lighting materials. In addition to condensing the best characteristics of environmental sustainability, the building offers internal and external spaces intended for the well-being of people through the presence of numerous relaxation areas.

In 2023, Ferrari added an additional 8 thousand square meters to the New Technical Center in order to speed up the development of electrification activities and boost the ability to test the strategic product range components. Furthermore, to support the development and production of Formula 1 components, the Mechanical department was expanded by approximately 2 thousand square meters. The increasing number of employees has made it necessary to construct, expand and modernize offices and workspaces. The new Marketing and Commercial Department offices and the 4WD Wind Tunnel enlargement, which enables the entire Product Development to accommodate more resources in line with the range plan, have been identified as the most significant buildings in 2023. The total area of these recently constructed buildings is about 4 thousand square meters. In order to attract the attention of Ferrari collaborators, we also moved forward with the development and restructuring of certain related facilities (company restaurant, health & care rooms, and infirmary).

In 2024, we began the construction of our new paint shop, which continued in 2025 and is ongoing. Once completed, the facility, built on a land previously purchased, will feature total space of approximately 65 thousand square meters over two floors. The paint shop is a strategic project designed to strengthen the aesthetic appeal of our products and expand the range of customization options offered to clients. The facility will incorporate state of the art paint application technologies, high precision robotic systems and digital process control solutions capable of ensuring superior levels of consistency and repeatability. Environmental considerations have been central to the design, which includes high efficiency energy systems, Volatile Organic Composite (“VOC”) reduction technologies and advanced water treatment and recycling processes, contributing to the achievement of the Company’s ESG targets.

In 2025, Ferrari began and completed the construction of Ferrari e-Vortex. The new infrastructure, approximately two kilometers long and covering an area of 37,000 square meters, represents a fundamental step forward in improving the functional testing of sports cars fresh off the production line. Designed to meet the most advanced development and validation requirements, the track allows for precise and repeatable testing in compliance with the highest safety standards. The track is divided into a series of sectors, each dedicated to a specific aspect of performance and driving pleasure: two wide curves with banking and longitudinal slope, a central straight, and handling curves dedicated to the study of dynamic behavior. The special road surfaces – developed using Ferrari’s experience and expertise – allow for in-depth analysis of comfort and performance.

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

The total carrying value of our property, plant and equipment at December 31, 2025 was €2,058 million.
Employees
Human capital represents a key driver of our success, reinforcing our standing as a global leader in the luxury industry and enabling the creation of sustainable, long-term value. To foster excellence, support professional growth, and ensure equal opportunities, we implement a range of initiatives, including: our appraisal system, which plays a central role in evaluating middle managers and white-collar employees through structured performance management metrics; our talent management and succession planning, in addition to assessment plans for blue and white collars; training and skill-building initiatives; employee satisfaction and engagement surveys, including our so-called “Ferrari League” programs, and flexible work arrangements, commuting programs and a dedicated welfare program, Formula Benessere, which includes, among other programs, Formula Benessere Check-Up (provided for 4,164 employees), launched in 2024 and which provides an annual medical check-up to be carried out during working hours, Formula Benessere Junior (provided for 1,058 children), offering medical assistance to employees and their children and now covering children aged 4-18 (previously the 5-15 age group), and Formula Estate Junior, offering summer campus activities to employees’ children. We also announced additional initiatives aimed at supporting parenthood, including greater flexibility for those who can work in agile mode and paid leave for employees with children up to the age of 10.

On December 31, 2025, we had a total of 5,718 employees, including 161 managers and senior managers. Of these employees, 5,367 were based in Italy (primarily at our Maranello facility) and 351 were based in offices around the world (including 28 managers and senior managers), mostly in North America and China.

	December 31,
	2025	2024	2023
White-collar employees and middle-managers	2,954	2,769	2,568
Italy	2,640	2,458	2,282
Rest of the world	314	311	286
Blue-collar employees	2,603	2,496	2,259
Italy	2,594	2,488	2,250
Rest of the world	9	8	9
Managers and senior managers	161	170	161
Total	5,718	5,435	4,988

Approximately 12 percent of the employees were trade union members in 2025. Our employees’ principal trade unions are Federazione Italiana Metalmeccanici (FIM-CISL), Unione Italiana Lavoratori Metalmeccanici (UILM-UIL), Federazione Italiana Sindacati Metalmeccanici e Industrie Collegate (FISMIC) and Federazione Impiegati Operai Metallurgici (FIOM-CGIL).

All of our managers in Italy are covered by collective bargaining agreements signed by the Italian trade union, Federmanager, signed on April 28, 2023. Our other employees in Italy are covered by two agreements: the first one entered into by FCA, CNH Industrial, Iveco and Ferrari with Italian labor unions (FIM-CISL, UILM-IUL, FISMIC, UGL and AQCF), signed on March 8, 2023; the second one entered into by Ferrari and Italian labor unions (FIM-CISL, UILM-IUL, FISMIC), signed on November 13, 2023 and named “Accordo Premio di Competitività Ferrari”, which includes, among other things, the payment of bonuses linked to performance for certain categories of employees.

On June 6th, 2025, the economic part of the collective bargaining agreement (Contratto Collettivo Specifico di Lavoro - CCSL) was renewed for the two-year period 2025-2026.

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

The European Commission is also provided with the delegated power to revise Regulation 2018/858 in order to keep it up to date and aligned with industry and stakeholder needs. In 2025, several updates were presented, which are expected to be adopted in 2026. In particular, one amendment is aimed at strengthening the individual vehicle approval scheme by updating the list of applicable requirements and general rules. Another amendment is intended to define clear requirements to allow manufacturers to certify replacement batteries for vehicles already registered.

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

Building on the existing legislation and the EU’s 2030 climate ambitions, the European Commission also published the “Fit for 55” Package on July 14, 2021, which includes a proposed amendment to the regulation EU 2019/631. Regulation (EU) 2023/851 amending Regulation (EU) 2019/631 on CO2 emission performance standards for new passenger cars and for new light commercial vehicles was published in the EU Official Journal on 25 April 2023 and entered into force in May 2023. In particular, the provision granting a derogation from the specific emissions targets to manufacturers responsible for between 1,000 and 10,000 new passenger cars in a calendar year will remain until 2035 included. Moreover, both the proposals to increase the 2030 CO2 emissions target from a 37.5% to a 55% reduction compared to 2021 and introduce a 2035 target whereby CO2 emissions from new cars and vans would have to be 100% lower compared to 2021 have been confirmed. For the first time, the Commission has introduced in this Regulation a legal basis for registering vehicles beyond 2035 running exclusively on CO2 neutral fuels. However, specific regulatory instruments are needed to implement this possibility. The European CO2 regulation is expected to undergo a major review in 2026, with the first draft being released on 17 December 2025. The Commission is also mandated to develop a Life Cycle Assessment (LCA) methodology by the end of 2025 to cover the full environmental impact of vehicles beyond the use phase. However, no draft has been made available yet, and it is likely to be released in 2026. There is a risk that the proposed methodology may not adequately account for the peculiarities of sports cars (e.g. typical low mileage), potentially leading to an unfavorable comparison with mass market vehicles. Ferrari continues to closely monitor these developments.

Similarly to the EU, Switzerland introduced CO2 emission regulations for new cars in July 2012. Despite the existence of some specificities within the Swiss regulation, derogations aligned with EU regulation have been granted to SVMs up to and including 2021. Switzerland has historically adopted the targets approved by the European Commission. On November 24, 2021, the Swiss Federal Council amended the CO2 emission regulations for cars and vans. This regulation was repealed starting from January 1, 2022 and the vehicles of niche and small volume manufacturers have to meet the same CO2 emission targets as the large volume manufacturers. This change in legislation is expected to result in additional costs for Ferrari, either through penalties or the purchase of emissions credits from other manufacturers. Such additional costs were not material in 2022-2024 and Ferrari does not expect that they will be material in the future. The Swiss CO2 emissions regulation was revised in 2025, increasing the stringency of CO2 emissions targets from that year, with an effect on both the related costs of penalties and credits purchasing and the availability of credits on the market. Such costs are still expected not to be material for Ferrari, which is closely monitoring the credits market for the coming years. Notably, the revision also established the world’s first framework that effectively acknowledges the role of renewable synthetic fuels in reducing vehicles’ environmental impact.

In the United States, both Corporate Average Fuel Economy (“CAFE”) standards and greenhouse gas emissions (“GHG”) standards are imposed on manufacturers of passenger cars. Because the control of fuel economy is closely correlated with the control of GHG emissions, the United States Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) have sought to harmonize fuel economy regulations with the regulation of GHG vehicle emissions (primarily CO2). Over time, these standards have been revised through successive rulemakings applicable to different MY ranges, including standards currently applicable through MY 2026 and additional standards adopted for MY 2027 and later.

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

On March 31, 2020 the EPA and the NHTSA issued the final SAFE Vehicles Rule (Part Two) setting CAFE and carbon dioxide emissions standards for MYs 2021-2026 passenger cars and light trucks. Under the SAFE Vehicles Rule (Part Two), the overall stringency of the federal standards is significantly reduced from the levels previously set as the final rule will increase stringency of CAFE and CO2 emissions standards by 1.5 percent each year through MY 2026, as compared with the standards issued in 2012, which would have required annual increases of approximately 5 percent. In August 2021, the EPA published a notice of proposed rulemaking proposing to strengthen federal GHG emissions standards for passenger cars and light trucks by setting stringent requirements for reductions from MYs 2021-2026. This rulemaking has been finalized in December 2021. Consistently with the EPA’s approach, in September 2021 the NHTSA published a notice of proposed rulemaking proposing revised fuel economy standards for passenger cars and light trucks for MYs 2024-2026. In July 2022, the NHTSA’s final rule on CAFE standards for MYs 2024 through 2026 entered into force. Specifically, MYs 2024 and 2025 standards increase in stringency by 8% each year relative to the prior year, MY 2026 standards increase by 10%. The CAFE standards reach approximately 49 miles per gallon in 2026 (U.S. fleet average) as compared to 36 mpg in MY 2021, individual manufacturer’s standards will vary from these figures depending on fleet and vehicle size mix. In April 2024, the EPA published the final rule for its 2027 and later Multi-Pollutant Rulemaking, introducing among other requirements, stricter emission standards of GHGs as well as criteria and air toxic pollutants from light- and medium-duty vehicles. The SVM GHG alternative standards have been removed from MY 2027. In March 2025, the U.S. Government announced its intention to review and potentially revise several vehicle emission regulations adopted in previous years, including a possible relaxation of the Multi-Pollutant Rulemaking. In July 2025, the EPA issued a proposal to rescind the 2009 Endangerment Finding, which would repeal federal GHG standards established from 2012 and eliminate battery durability requirements. In December 2025, the EPA indicated that it was considering potential adjustments to the implementation and enforcement timing of the MY 2027 and later standards as part of this review. In February 2026, EPA revoked the 2009 Endangerment Finding and repealed existing federal GHG emission standards applicable to cars and trucks. Significant legal challenges to this action are expected, contributing to ongoing regulatory uncertainty. In June 2024, NHTSA published the final rule setting more stringent fuel economy standards for passenger cars, with binding targets for the MYs 2027-2031. However, in June 2025, NHTSA issued an interpretative rule addressing the legal framework used to establish CAFE requirements from MY 2022 onward, indicating that the agency is reviewing those standards and that further rulemaking may follow. This approach was reflected in additional agency materials published in December 2025, and further developments are expected in 2026. Additionally, in July 2025, the U.S. Congress enacted the “One Big Beautiful Bill Act,” a comprehensive budget reconciliation package that, among other measures, effectively removed civil penalties for manufacturers violating CAFE standards.

Under current regulation, for MYs 2017-2026, the EPA allows an SVM, defined as an operationally independent manufacturer with less than 5,000 yearly unit sales in the United States, to petition for a less stringent standard. The EPA has granted us SVM status. We therefore petitioned the EPA for alternative standards for the MYs 2017-2021 and 2022-2025, which are aligned to our technical and economic capabilities. On July 31, 2019 the EPA published a Notice in the U.S. Federal Register (Federal Register /Vol. 84, No. 147) that in part proposed that Ferrari be permitted an alternative standard substantially in line with the alternative standard that Ferrari proposed to the EPA for MYs 2017-2021. The EPA approved Ferrari proposed standards for MYs 2017-2020, whereas it required a small reduction for the MY 2021 standard. On June 25, 2020, the EPA Administrator signed the final determination for alternative GHG standards for SVMs for MYs 2017 through 2021. Ferrari actively engaged in discussions with the EPA throughout the years, submitting in 2018 a petition for alternative standards in the MYs 2022-2025. No response has been received from the EPA regarding this petition. However, in the aforementioned 2027 and later Multi-Pollutant Rulemaking final rule published in April 2024, the EPA allows SVMs to adhere to the 2021 standard until the MY 2026 is included. Starting with MY 2027, SVMs should comply with mainstream standards with a certain phase-in. This adjustment could impact our operations and we will closely monitor developments in the upcoming fiscal year, including purchasing credits from other manufacturers. However, the regulatory landscape remains uncertain due to the U.S. Government’s recent announcement regarding a potential relaxation of the Multi-Pollutant Rulemaking, as well as the EPA’s proposal to rescind the 2009 Endangerment Finding, which would repeal federal GHG standards established since 2012. We will continue to closely monitor these developments and assess their potential impact on our compliance strategy.

In September 2016, we petitioned the NHTSA for recognition as an independent manufacturer of less than 10,000 vehicles produced globally, and we proposed alternative CAFE standards, for MYs 2017, 2018 and 2019. Then, in December, 2017, we amended the petition by proposing alternative CAFE standards for MYs 2016, 2017 and 2018 instead, covering also the 2016 MY. In 2019, our global production exceeded 10,000 vehicles, and therefore we are not considered a SVM by the NHTSA for MY 2019. We previously purchased the CAFE credits needed to fulfill this deficit. On July 15, 2020, we submitted to the NHTSA a petition for an exemption from the CAFE standards for the MY 2020. We proceeded with this submission because, although Ferrari originally intended to produce more than 10,000 vehicles in 2020, actual production was lower than 10,000 vehicles as a result of the COVID-19 pandemic and the related shutdown of our production facilities. Therefore, since we met the NHTSA definition of a SVM, we have requested an alternative fleet average CAFE standard for MY 2020 standard. In February 2024, NHTSA published a final decision to exempt Ferrari from the generally applicable CAFE standards for the MYs petitioned and established alternative standards at the levels already achieved. We purchased the CAFE credits needed to fulfill our model year 2021-2023 deficit. Following the effective removal of CAFE civil penalties in July 2025, we are closely monitoring ongoing regulatory developments to determine whether further purchases of credits will be necessary.

As the state of California has been granted special authority under the Clean Air Act to set its own vehicle emission standards, the California Air Resources Board (“CARB”) enacted regulations under which manufacturers of vehicles for MYs 2012-2016 which are in compliance with the EPA greenhouse gas emissions regulations are also deemed to be in compliance with California’s greenhouse gas emission regulations (the so-called “deemed to comply” provision). In November 2012, the CARB extended these rules to include MYs 2017-2025. In 2017 CARB performed a technical assessment regarding greenhouse gas standards for MYs 2022 through 2025, in parallel with the EPA and the NHTSA, and confirmed in March 2017 that the standards defined in 2012 may be still considered appropriate. On December 12, 2018, the CARB amended its existing regulations to clarify that the “deemed to comply” provision would not be available for MYs 2021-2025 if the EPA standards for those years were altered via an amendment of federal regulations. On September 19, 2019, the NHTSA and the EPA established the “One National Program” for fuel economy regulation, taking the first step towards finalizing the agencies’ August 2018 proposal by announcing the EPA’s decision to withdraw California’s waiver of preemption under the Clean Air Act, and by affirming the NHTSA’s authority to set nationally applicable regulatory standards under the preemption provisions of the Energy Policy and Conservation Act (EPCA). On March 9, 2022, EPA rescinded its withdrawal of the waiver for California’s light-duty vehicle GHG and zero emission vehicle (ZEV) standards. California and Section 177 states may again enforce those standards. Subsequently, CARB clarified that the compliance with CARB’s GHG regulations is expected from MY 2021 for all manufacturers. Ferrari meets the requirements to be classified as an SVM based on the relevant regulations in the state of California. Therefore, in 2023, in agreement with CARB, Ferrari petitioned for SVM 2021-2025 alternative standards. In July 2024, we received official approval from CARB for alternative standards for the MY 2021-2025. In June 2025, the U.S. President signed certain resolutions under the Congressional Review Act invalidating, among other things, the EPA waivers granted to the CARB with respect to emission standards from MY 2026 onward. In response, the CARB initiated legal proceedings to challenge such resolutions. In parallel, in June 2025, the Governor of California issued an executive order mandating the CARB to begin developing future state emissions regulations, reaffirming California’s commitment to advancing zero-emission technologies and further reducing greenhouse gas and pollutant emissions. Ferrari continues to closely monitor these regulatory developments and related proceedings.

While Europe and the United States lead the implementation of these fuel consumption/CO2 emissions programs, other jurisdictions typically follow on with adoption of similar regulations within a few years thereafter. In China, for example, Stage IV targeted a national average fuel consumption of 5.0L/100km by 2020. In September 2017, the Chinese government issued the Administrative Measures on CAFC (Corporate Average Fuel Consumption) and NEV (New Energy Vehicle) Credits. This regulation establishes mandatory CAFC requirements, while providing additional flexibility for SVMs (defined as a manufacturer with less than 2,000 units imported in China per year that achieve a certain minimum CAFC yearly improvement rate). Manufacturers that exceed the CAFC regulatory ceiling are required to purchase NEV credits.

The Stage V regulation, issued on December 31, 2019, sets the fuel consumption fleet average targets for the period 2021-2025, targeting a national average fuel consumption of 4.0 l/100km by 2025. Following the adoption of the Stage V fuel consumption regulation, an update to the Administrative Measures on CAFC and NEV credits was published in June 2020, keeping the additional flexibility for SVMs and relaxing the minimum CAFC yearly improvement rate required. The stage VI regulation, designed to strengthen 2026-2030 fuel consumption fleet average targets, has reached its final stage, with the final rule published in August 2025. However, formal adoption is still pending and is expected in 2026. In November 2025, the related Administrative Measures on CAFC and NEV credits were updated, retaining flexibilities for SVMs. In addition to the fuel consumption target on the entire fleet, the Chinese regulation GB 19578-2021 sets specific fuel consumption limits on model types. Currently, this standard has not been adopted by the China Certification and Accreditation Administration (CNCA) and is therefore not applicable for certification of imported vehicles. In the current Ferrari portfolio, only the plug-in hybrid models would be compliant with this regulation. In November 2024, the revision of the GB 19578-2021 standard, introducing more stringent limits, was published. Assessing the potential implications, particularly its potential applicability to importers, remains a priority for us and is expected to be clarified upon formal adoption in 2026. Following the same approach also with respect to pure electric vehicles, during 2021 the relevant Chinese authorities have published a notice to call for participation in a working group that should define the energy consumption limit standards for electric vehicles; the working group was established in 2022 and the resulting standard was published in August 2025, introducing relaxed energy consumption requirements for high-performance vehicles. Formal adoption is expected in 2026. In November 2025, the relevant Chinese authority launched an initiative to develop fuel and electric energy consumption limits specifically for plug-in hybrid electric vehicles. Further developments are expected in 2026. In parallel, the forthcoming China 7 vehicle emissions regulation will, for the first time, introduce GHG emissions standards in China, establishing a framework that will operate alongside existing fuel consumption requirements. Further developments regarding China 7 are expected in 2026.

In the future, driving bans on combustion engine vehicles could be imposed, particularly in metropolitan areas, promoting progress in electric and hybrid technology. On September 23, 2020, the Governor of California issued an executive order requiring that all in-state sales of new passenger vehicles be zero-emission by 2035. CARB developed regulations as part of the Advanced Clean Cars II (ACC II) regulatory package to implement such executive order. The ACC II regulations entered into force in November 2022 with the aim to increase the number of zero-emission vehicles (“ZEVs”) for sale and reduce greenhouse gas emissions from new light- and medium-duty vehicles beyond MY 2025. However, following the invalidation of the EPA waivers granted to the CARB with respect to emission standards from MY 2026 onward, the applicability of the ACC II regulations is currently suspended pending ongoing litigation challenging the rescission of the EPA waivers. In 2021, the State of Washington adopted the so-called “Clean Cars 2030” initiative, aimed at phasing out the sale of new non-zero-emission light-duty vehicles, to be completed by 2030. However, in late 2022, Washington postponed the phase-out of non-ZEVs by five years, aligning its target with California’s ACC II 2035 commitment. In November 2020, the UK Prime Minister, the Transport Secretary and the Business Secretary announced, in the context of the 10-Point Plan for a Green Industrial Revolution, the end of the sale of new petrol and diesel cars in the United Kingdom by 2030. On July 14, 2021 the UK Government published the Green Paper on a New Road Vehicle CO2 Emissions Regulatory Framework for the United Kingdom. The commitment is to reach net zero carbon emissions by 2050. Following Brexit, the UK Government intends to define the legal framework to deliver the internal combustion engine vehicles phase out dates announced in November 2020 by the Prime Minister’s Ten Point Plan for a Green industrial Revolution. To achieve this goal, the UK Department for Transport proposed an ambitious and challenging Zero Emissions Vehicle (ZEV) mandate, in terms of its starting point (i.e. 2024), annual trajectory targets and in terms of the announced very limited flexibility to achieve these targets. The final rule of the UK - ZEV Mandate and CO2 Emissions Regulation was released in December 2023, establishing new annual targets for Stage I (2024 - 2030). Stage II (2031 - 2035) requirements will be defined in the future. Small Volume Manufacturers are eligible for special provisions related to both ZEV and CO2 targets. The Regulation was introduced against the background of the UK Government’s plan to postpone the end of sale of new pure petrol and diesel cars from 2030 to 2035. However, the UK Government later signaled that it was considering the reinstatement of the 2030 deadline for ending sales of new pure petrol and diesel cars. The outcome of the public consultation on the Regulation, published in April 2025, confirmed the UK Government’s commitment to ending the sale of new pure petrol and diesel cars from 2030 and to requiring that all new cars and vans be 100% zero-emission by 2035. Provisions for small volume manufacturers are subject to ongoing regulatory development and clarification. Ferrari continues to closely monitor the rulemaking process and its potential impacts.

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

During 2019, the European Commission announced that it will propose more stringent air pollutant emissions standards for combustion-engine vehicles. The European Commission created an Advisory Group on Vehicle Emission Standards (AGVES), by joining all the relevant expert groups working on emission legislation, in order to provide technical advice for the development of the post-EURO 6/VI emission standards for motor vehicles. In March 2020, the European Commission launched a public consultation on its roadmap outlining the policy options that it could pursue in revising the emission standards for light and heavy duty vehicles (Euro 7). This initiative is part of the European Green Deal, advocating the European automotive industry’s role as a leader in the global transition to zero-emission vehicles. In May 2024, the final regulation (EU) 2024/1257 “Euro 7” was published, combining the requirements laid down for light-duty and heavy-duty vehicles, inclusive of updated testing protocols and new pollutant emissions limits for fine particles and ammonia. Manufacturers of fewer than 10,000 new passenger cars registered in the European Union per calendar year could benefit from additional lead time with respect to new registrations requirements and several other accommodations. New non-exhaust emissions limits (i.e. brake emissions, tires abrasion) and stricter existing non-emissions limits (i.e. evaporative emissions) have also been included, as well as a minimum performance threshold on battery durability and real-time measurements through on-board-monitoring requirements (including communication over the air and cybersecurity obligations). In June 2025, the first package of implementing acts establishing partial technical requirements for Euro 7 compliance was published. The remaining technical elements necessary for full Euro 7 compliance are expected to be laid down by implementing acts in 2026. Depending on the regulatory developments to come, the technological solutions required to ensure compliance with Euro 7 standards may affect customers’ expectations on performance, sound and driving experience. Currently, at United Nation level the Euro 7 technical requirements are being integrated into corresponding UN Regulations to promote global harmonization. Ferrari is strictly following this transposition to ensure consistency of small volume manufacturer provisions. Further developments are expected in 2026.

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

In the United States, the “Tier 3” Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized in April 2014. With Tier 3, the EPA has established more stringent vehicle emission standards, requiring significant reductions in both tailpipe and evaporative emissions, including nitrogen oxides, volatile organic compounds, carbon monoxide and particulate matter. These standards were designed to align in key respects with California’s standards for MYs 2015-2025 (so called “LEV3”) and have been implemented over the same timeframe as the U.S. federal CAFE and GHG standards for cars and light trucks described above. In April 2024, the EPA Multi-Pollutant Regulation was published, establishing further stricter vehicle emission standards from MY 2027. Because of our status as an operationally independent SVM, Ferrari obtained a longer, more flexible schedule for compliance with these standards under both the EPA and California Program. In March 2025, EPA indicated it was reassessing aspects of the MY 2027 regulations related to emissions from light- and medium-duty vehicles, and in December 2025 it indicated it was considering delaying their implementation and enforcement.

In November 2022, the California Air Resources Board published the already mentioned ACC II regulations amending the Low Emission Vehicle (or LEV) Regulation to reduce both tailpipe and evaporative emissions. Several accommodations applicable to SVMs were included. In June 2024, the CARB held the first workshop on ACC II regulations revision, with the goal of achieving alignment with several EPA Multi-Pollutant rulemaking requirements, while also increasing the stringency of other obligations.

In addition, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation (ZEV). The ZEV regulation requires manufacturers to increase their sales of zero emissions vehicles year on year, up to 100 percent of vehicles sold in the state by 2035. Because we currently sell fewer than 4,500 units in California and all the other states adopting Californian emissions regulation, we are exempt from these requirements until MY 2035.

Additional stringency of evaporative emissions also requires more advanced materials and technical solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In June 2025, the U.S. President signed certain resolutions under the Congressional Review Act invalidating, among other things, the EPA waivers granted to the CARB with respect to emission standards from MY 2026 onward. Litigation challenging the rescission of the EPA waivers is currently ongoing. In June 2025, the Governor of California issued an executive order mandating the CARB to begin developing future state emissions regulations, reaffirming California’s commitment to advancing zero-emission technologies and further reducing greenhouse gas and pollutant emissions. Ferrari continues to closely monitor these developments and their potential impact.

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

During 2020, the Chinese Vehicle Emission Control Center (VECC) launched the “Pre-study on Next Stage Emission Standards for Light duty Vehicles”, an ongoing research project expected to be finalized in a more stringent emission program in the next years. Since 2023, several workshops were conducted, and we actively participated, ensuring that we stayed abreast of the latest developments and insights in our field. The first public draft of the upcoming Chinese vehicle emission standard (China 7), which is expected to introduce stricter requirements for both exhaust and non-exhaust emissions, has not yet been published. Finalization of the rulemaking is currently expected by the end of 2026.

Several other regulations are also emerging to take into account the non-exhaust emissions and the environmental impact of electric and hybrid vehicles components, particularly on batteries. Brake particulate emissions from passenger cars are currently not regulated by any UNECE or regional Regulations. However, a new UN Global Technical Regulation (i.e., UN GTR 24) on the topic of brake particulate emissions of light duty vehicle’s brake systems has been finalized during 2023. The United Nations is now working to transpose these requirements into a binding UN Regulation, which is expected to be formally adopted in 2026. Tire abrasion is currently regulated by a UN Regulation which defines the test methods to follow and was originally intended to set the tire abrasion limits to be respected. However, in 2025, the United Nations initiated the development of a new dedicated UN Regulation specifically addressing tire abrasion requirements, including standardized measurement methods and limit values. This new regulation is expected to be finalized in 2026. In parallel, the European Union is also expected to advance its own initiatives on tire abrasion during 2026.

The Informal Working Group on Electric Vehicles and Environment of the United Nations proposed during 2021 a Global Technical Regulation on in-vehicle battery durability that was finally adopted in 2022 (i.e., UN GTR 22). This regulation is applicable to both pure electric and plug-in hybrid vehicles and establishes provisions regarding state-of-health monitors, minimum performance requirements and in-service conformity checks. A UN GTR is not binding for certification purposes. However, in 2025, the possibility of transposing these provisions into a UN Regulation required for the certification was evaluated. Ultimately, the process concluded with the integration of the GTR 22 requirements into the existing UN Regulations on exhaust emissions. The European Commission included these battery durability requirements in Euro 7 regulation. Additionally, the EPA and CARB have set minimum performance requirements for battery durability within the EPA Multipollutant and CARB ACCII regulations, respectively. Other government authorities, such as those in South Korea and China, are also developing their own standards to evaluate the minimum performance requirements of traction batteries. In May 2025, the Chinese authorities released the first public draft on battery durability, proposing stricter minimum performance requirements than the European ones. The publication of the final rule is expected in 2026. Moreover, the European Commission published, in July 2023, the final rule (EU) 2023/1542 for a new regulation on batteries and waste batteries. This regulation will apply to all kind of batteries, including automotive and electric vehicle batteries, and significantly increases the scope and number of requirements relating to design, sustainability, labelling, information and end-of-life.

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

The European Commission presented a proposal to grant a full exemption from this new technology for vehicles produced in small-series and characterized by low ground clearance, where the installation of such a system is unfeasible. Additionally, an extended lead time has been proposed for other vehicles included in small series definition. The final rule is expected to be published in 2026.

The European Commission is also working on several aspects relating to the European General Safety scheme, expected to be developed in the coming years. In particular, with regard to electric vehicle safety, in 2025 the European Commission consolidated efforts with other UN Contracting Parties to revise the electric vehicles safety standard with the aim to improve occupant protection in the event of battery thermal propagation and to address other regulations related to passive safety topics.

In 2017, the EU published technical requirements for the Emergency Call (eCall) system, mandatory for new model cars starting from 2018. In 2023 the European Commission started a rulemaking process to revise the eCall framework by aligning it to the new 4G/5G “packed switched” technology. The final rule (Delegated Regulation EU 2024/1180) was published in April 2024, requiring vehicles to be equipped with the new 4G/5G “packed switched” technology. The eCall revision process has been finalized in 2025, as the European Commission published the revision of the regulation providing test procedures and technical requirements for the certification of eCall systems. Starting from July 1, 2019, new types of pure electric vehicle and new types of hybrid electric vehicle capable of operating without propulsion from a combustion engine operating are required to be equipped with an Acoustic Vehicle Alerting System (AVAS), and from July 1, 2021 for all new vehicles of such types, in order to alert pedestrians that a vehicle is moving at low speeds. At United Nations level, it has been identified the need for additional regulatory action for BEVs with sound enhancement systems other than AVAS regarding their noise emission. A specific regulatory process aimed at balancing safety and environmental needs, which may directly impact sound design specifications, is currently ongoing. During 2024, European authorities and United Nation’s contracting parties began enforcing amendments to the existing regulation on pedestrian protection, modifying the current test procedures and enhancing the measurement methods on extended vehicle areas such as the windscreen.

In 2026, the European Commission is expected to initiate a review of the effectiveness of the safety measures and systems introduced by the General Safety Regulation 2019/2144. Based on the outcome of this review, the Commission will evaluate potential legislative proposals to amend the regulation with the objective of further improving road safety. Ferrari will continue to closely monitor the rulemaking process and its potential impacts.

Under U.S. federal law, all vehicles sold in the United States must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by the NHTSA. Manufacturers need to provide certification that all vehicles are in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy at no cost to the owner. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the United States if alleged to be caused by their vehicles, and other information related to client complaints, warranty claims, and field reports in the United States, as well as information about fatalities and recalls outside the United States. Several new or amended FMVSSs have taken effect in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a rule for ejection mitigation requirements (FMVSS No. 226). In 2024, the amendment of occupant crash protection (FMVSS No. 208) was adopted, adding a seat belt warning requirement for rear seats and enhancing warnings for driver and front passenger seats. In 2025, NHTSA adopted amendments to FMVSS No. 225 relating to child restraint systems “CRSs”). These CRSs are used by NHTSA in air bag suppression and low risk deployment testing. U.S. federal law also sets forth minimum sound requirements for hybrid and electric vehicles (FMVSS No. 141). With the publication, on November 15, 2021, of the Infrastructure Investment and Jobs Act, the Congress of United States empowered the Secretary of Transportation to promulgate new regulations within such safety framework. In December 2023, NHTSA published an advance notice of proposed rulemaking as an initial regulatory step toward introducing a new FMVSS regulation addressing requirements for technologies designed to prevent driver distraction, drowsiness, and impaired driving. In the same year, NHTSA also announced a research initiative regarding the practicability of issuing performance standards that would require detection of unattended occupants in rear seats. In 2024, NHTSA published a proposal for a new standard on pedestrian protection (FMVSS No. 228). If adopted, this standard will strengthen requirements already in place in other markets and impose additional constraints on vehicle design. In May 2024, NHTSA published a new regulation (FMVSS No. 127) on Automatic Emergency Braking System. The regulation obliges manufacturers to equip vehicles with a system that alerts the driver in case of imminent collision with a pedestrian or a vehicle ahead and automatically applies the brakes, in case the driver fails to do so. The final rule differs in certain respects from other international standards already in place in many countries and is expected to have consistent impacts on vehicle sensors design. Regarding the standard implementation, NHTSA granted a delayed compliance for SVMs. Following a strong request from the industry, the agency is evaluating further delay, the first proposal has been announced for early 2026. In late 2024 and during 2025, NHTSA concluded several additional rulemakings, including enhanced requirements for the Safety Belt Reminder (FMVSS No. 208), new specifications for the positioning of anchorages for child restraints and safety belts (FMVSS No. 225), and a final rule revising FMVSS No. 210 to strengthen the test requirements for safety belt anchorage strength. With regard to electric vehicle safety, NHTSA adopted a new standard, FMVSS No. 305a, replacing the previous regulation to further improve occupant protection. Additional rulemakings currently under development focus on introducing new anthropometric test devices for occupant protection standards and updating the strength requirements for seats (FMVSS 207).

In May 2025, the U.S. Department of Transportation announced more than 50 deregulatory actions at the operating administrations of the department that focus on road transportation, including the NHTSA. The regulatory updates mentioned above will likely introduce requirements specific to the U.S. market, compelling manufacturers to develop tailored design solutions. This could lead to substantial research and development expenditures.

In 2017, the Chinese authorities published an updated version of the current local general safety standard which allows China to become the driver market for the Event Data Recorder mandatory installation starting from 2021. Technical requirements were defined in mid-2019, through the formal adoption of the local standard. In 2025, the Ministry of Public Security initiated a revision of this regulation, introducing general technical safety specifications for road vehicles. Although still at a preliminary stage, the revision is expected to address issues related to dangerous driving behavior and enhance electric vehicle safety. The updated standard will likely require the installation of new electronic systems and ADAS. These measures may introduce requirements that are specific to China, which could influence vehicle design and pose challenges for harmonizing with standards already adopted in other markets (e.g., UNECE, EU). Among the United Nations contracting parties, China has been the first country to propose an early adoption of updated test procedures on high-voltage batteries for hybrid and electric vehicles, which has been enforced starting in 2020. These regulations related to electric vehicle safety are currently being revised to enhance occupant protection in the event of thermal propagation and to safeguard the battery pack from bottom impacts caused by road obstacles. Several passive safety standards introducing more stringent requirements have been adopted at the end of 2024 (e.g. front and rear protective devices, roof crush and safety-belts and restraint systems anchorages for occupant) and other revised regulations (e.g. lateral and rear collision entered into force in 2025). The new regulation on pedestrian protection was consolidated during 2024, with adoption expected in early 2026. The relevant Chinese Authority (CATARC) revised the binding regulation GB/T 18488 on drive motor system (DMS) for electric vehicles, introducing more stringent technical requirements, test methods and inspection requirements on electric motors. During 2021, 2022 and 2023, the Chinese authorities worked on several rulemaking initiatives related to active safety (e.g., ADAS), which are not yet mandatory for certification purposes and contribute to the regulatory uncertainty in this market. In 2025, however, the regulation establishing specific requirements for the eCall system was published, introducing tailored provisions for the Chinese market. In particular, the development of a new binding standard for Automatic Emergency Braking systems began in 2024 and is not expected to be harmonized with the corresponding international standards that are widely adopted. China has demonstrated a high level of responsiveness to emerging global regulatory trends, particularly in the areas of vehicle safety and electrified vehicles. The Chinese authorities are proactive in identifying and addressing potential challenges related to new technologies, often introducing binding regulations in response to evolving market developments. However, the lack of harmonization of Chinese regulatory requirements with international standards has increased in recent years. This situation could lead to substantial research and development expenditure, specifically for the Chinese market. For example, since 2025, work has been underway on new technical and safety requirements for various vehicle systems, with adoption expected by 2026. This prompt and comprehensive regulatory approach has also influenced discussions in other markets, including at the United Nations level, where contracting parties are considering revisions to relevant UN Regulations to address similar issues.

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

In 2022, the European Commission announced the intention to present a proposal amending the European Type Approval Framework (Regulation (EU) 2018/858) to include provisions on access to in-vehicle data. This measure would aim to address certain sector-specific issues such as bi-directional access to vehicle resources and the interplay between access to data and cybersecurity. Since the announcement, the European Commission has not yet disclosed the proposal for the sector-specific regulation. In 2025, the European Commission announced its intention not to introduce a sector-specific regulation. Instead, compliance will be required with the industry-wide “Data Act” (EU Regulation 2023/2854). As regards software and cybersecurity management issues, the proposal is expected to include replacement parts, new categories of autonomous vehicles and replacement of batteries. In September 2022, the European Commission also presented a proposal of a new regulation setting up cybersecurity requirements covering a wide range of digital products and related ancillary services. The proposal would be aimed at strengthening the cybersecurity of products placed on the EU market throughout their whole lifecycle, improving and extending the provisions and the scope of existing regulation. The final rule was published in 2024. However, motor vehicles and components are exempt from these requirements, as compliance with specific requirements is already mandated by Regulation (EU) 2019/2144 that, starting from 2022, began enforcing regulations on cyber security and software updates.

In 2024, Chinese authorities issued new regulations on cybersecurity and software updates management, introducing specific technical requirements that differ from those provided by the equivalent UNECE regulations. These new requirements may necessitate modifications in the electronic design of our models. The formal adoption is expected in early 2026.

In 2024, the U.S., Department of Commerce’s Bureau of Industry and Security (“BIS”), released a proposed rule addressing supply chain risks associated with connected vehicle and automated driving technologies. Among other things, the proposal aimed at prohibiting certain transactions involving the import and sale of specified hardware and software (and of connected vehicles) with a sufficient nexus to China or Russia and to establish a compliance mechanism through a declaration of conformity. The final rule was adopted in January 2025, with effectiveness from March 2025.

Financial Overview

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP
    The following discussion of our financial condition and results of operations should be read together with the information included in the sections “Overview” and “Overview of our Business”, as well as with the Consolidated Financial Statements included elsewhere in this document. This discussion contains forward-looking statements that are subject to numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” and “Risk Factors”. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Trends, Uncertainties and Opportunities
Controlled volume strategy and brand exclusivity — Our net revenues and results of operations depend, among other things, on the achievement of volume and mix targets established in our budgets and business plans, which we define in accordance with our controlled volume strategy aimed at pursuing controlled growth and thereby preserving brand exclusivity. As part of this strategy, we actively manage our waiting lists in order to respond optimally to demand, while remaining attentive to client expectations across the markets in which we operate. We believe that waiting lists contribute meaningfully to the perceived exclusivity of our products and brand, and we therefore monitor and calibrate them to sustain and enhance this exclusivity while ensuring the highest levels of client service and satisfaction.
To maintain the aura of exclusivity associated with our brand, we have continued to execute our controlled volume strategy while responding to growing demand and to demographic shifts, including the increase in the size and spending capacity of our target client base. As a result, annual shipments of new cars have gradually increased from 7,255 units in 2014 (the year before our initial public offering) to 13,663 in 2023, before stabilizing with 13,752 units in 2024 and 13,640 in 2025 (shipment figures exclude strictly limited racing cars, such as those in the XX Programme and the 499P Modificata, as well as one-off, pre-owned and other special sales). We intend to continue pursuing our controlled volume and growth strategy, in line with the business plan announced at our Capital Markets Day in October 2025, and we plan to launch an average of four new models per year over the period from 2026 to 2030. This is consistent with our “different Ferrari for different Ferraristi” and “different Ferrari for different moments” strategies, as we continue to broaden and diversify our product offering, and target a potentially larger and younger customer base, while preserving and enhancing the exclusivity and long-term value of our brand, through the exclusivity of our products. In 2025, approximately 84% of our new cars were sold to clients who already owned at least one Ferrari, and approximately 56% to clients who owned multiple Ferraris, reinforcing sustained demand and the strong loyalty inherent in our brand.

We target the upper end of the luxury car segment, and purchasers of our cars typically belong to the wealthiest segment of the population. As the size and spending power of this client base has grown significantly in recent years, our addressable market has expanded, further supporting the exclusivity associated with our controlled volume strategy. Given the flexibility of our shipment strategy, we can adjust the actual number of shipments by model and geographical allocation in response to demand in our key markets. The geographic distribution of our shipments and their product mix across markets reflect our deliberate allocation strategy over the lifecycle of each model and are generally influenced by the timing and pace of model phase-in and phase-out, the length of waiting lists, and other market-specific factors and conditions, including our commercial strategy and opportunities for further growth. Our deliberate geographical allocation strategy and the expansion of our product portfolio across customer groups, geographies and modes of use are intended to support the evolution of our revenue mix and brand reach, while remaining consistent with our controlled volumes and growth.

The following table sets forth our shipments(1) of new cars by geographic location:

	For the years ended December 31,
	2025	%	2024	%	2023	%
	(Number of cars and % of total cars)
EMEA
Germany	1,481	10.9%	1,476	10.7%	1,472	10.8%
Italy	899	6.6%	797	5.8%	740	5.4%
France	598	4.4%	547	4.0%	490	3.6%
UK	571	4.2%	933	6.8%	1,011	7.4%
Switzerland	507	3.7%	481	3.5%	482	3.5%
Middle East (2)	626	4.6%	479	3.5%	451	3.3%
Other EMEA (3)	1,664	12.1%	1,491	10.8%	1,417	10.4%
Total EMEA	6,346	46.5%	6,204	45.1%	6,063	44.4%
Americas (4)	3,937	28.9%	4,003	29.1%	3,811	27.9%
of which United States of America	3,401	24.9%	3,452	25.1%	3,262	23.9%
Mainland China, Hong Kong and Taiwan	941	6.9%	1,162	8.4%	1,490	10.9%
of which Mainland China	584	4.3%	814	5.9%	1,221	8.9%
Rest of APAC (5)	2,416	17.7%	2,383	17.4%	2,299	16.8%
Total	13,640	100.0%	13,752	100.0%	13,663	100.0%
_____________________________
(1)Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.
(2)Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)Other EMEA includes Africa and the other European markets that are not separately identified.
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Car Profitability — The profitability of the cars we sell varies based on a number of factors, including the exclusivity of the offering, the overall performance, engine type and technological content of the cars, the level of personalization selected by clients, and the geographic markets where the cars are sold, which are influenced by local economic conditions, market maturity, customs duties and tariffs, as well as emissions and regulatory requirements.

Our strictly limited-edition Icona models (most recently the Daytona SP3, for which shipments commenced in the fourth quarter of 2022 and concluded in the third quarter of 2025), as well as our limited-edition Supercars (most recently the F80, the first shipments of which commenced in the fourth quarter of 2025), are sold at significantly higher prices compared to other models in our portfolio due to their exclusivity and their advanced performance, technology and design. As a result, these more exclusive offerings typically generate higher revenues and profitability margins than our Range and Special Series models, positively impacting our results in the periods in which they are delivered.

We also seek to increase the average price point of our Range and Special Series models over time through continuous and well-balanced improvements in performance, technology and design, together with the exclusivity of certain offerings and the scarcity value resulting from our low‑volume strategy. In recent years, this has been reflected in price increases for selected models in specific markets and in the introduction of new models with higher average selling prices compared to their predecessors. This also allowed us to offset the impact of inflationary pressures on material costs in the post-COVID period.

Our plans to continue integrating advanced technologies more broadly across our product portfolio, including hybrid and electric powertrains, are consistent with the outlined financial strategy.

Furthermore, our personalization offerings, which allow our clients to customize the interior and exterior content of the cars they purchase, represent another favorable component of our pricing and product mix, as they generate incremental revenues and margin accretion on each additional option selected.

The evolution of our product mix over time, including the cadence of launches across Range, Special Series, Icona and Supercar models, supports the resilience of our margins. By balancing highly exclusive limited‑edition offerings with a continuously refreshed Range and Special Series portfolio and the contribution from personalization, we seek to ensure balanced and continuous growth, thereby optimizing value creation while limiting volatility in financial performance.

Research, Development and Product Lifecycle — We engage in research and development activities with the objective of further enhancing our technological edge through continuous innovation and improving the design, performance and driving thrills of our cars. Costs incurred for the development of our cars and engines, as well as for their related components and systems, are recognized as intangible assets only when the conditions of IAS 38 - Intangible Assets are met. These include, among other things: (i) the ability to measure development costs reliably, (ii) technical feasibility, supported by estimated volumes and expected pricing that indicate a reasonable expectation of future economic benefits, and (iii) our intention and ability to complete the development and use the asset. Capitalized development costs include all direct and indirect costs attributable to the development process that meet the conditions of IAS 38. All other research and development costs are expensed as incurred. Research and development costs are presented net of any technology-related government incentives received.

The level of our capitalized development costs is influenced primarily by the timing of updates and renewals to our product portfolio, the pace of our innovation programs and the ongoing integration of advanced technologies into our cars, including hybrid and electric powertrains. We continually launch new models with enhanced technological innovations and design improvements to maintain the leading position of our product portfolio and to respond rapidly to market demand and technological breakthroughs. In 2025, we launched six new models: the 296 Speciale, the 296 Speciale A, the Amalfi, the 849 Testarossa, the 849 Testarossa Spider and the Ferrari Luce, our first full electric model that will join our Range model line-up. The first reveal phase of the Ferrari Luce took place in October 2025, with the presentation of its key technical components and product development strategy, and was followed in February 2026 by the unveiling of the interior design and the announcement of the model’s name. We intend to continue pursuing a well-diversified and technologically neutral product portfolio offering that includes three different powertrains — internal combustion, hybrid and electric — each delivering distinctive emotions to our clients.

A portion of our research and development efforts focuses on the development of the various components used in our models, including hybrid, electric, electronic and mechanical components. Our continued emphasis on component development aims to enhance performance and reduce development costs for future models. Our strategy combines in-house development of core components with partnerships to co-develop and customize best-in-class solutions for state-of-the-art technologies. Capitalized development costs are amortized on a straight-line basis from the start of production over the estimated lifecycle of the model or the useful life of the related assets or components. Our Range models typically have a lifecycle of four to five years, while our Special Series, Icona and Supercar models generally have shorter lifecycles, and certain components may have useful lives of up to eight years across multiple models.

We also incur research and development costs in connection with our Formula 1 and other racing activities, including initiatives aimed at maximizing the performance, efficiency and safety of our racing cars. Technologies and innovations initially developed for Formula 1 and other racing activities, including Hypersail, our new project for racing on the seas, are transferred, where appropriate, to our sports cars. In Formula 1, due to the combination of technological developments and regulatory changes, we typically design, develop and construct a new racing car for each racing season. As a result, most costs related to the design, development and construction of a new racing car are expensed as incurred, unless the underlying technologies are expected to be used beyond one year and meet the capitalization criteria of IAS 38. Research and development costs for Formula 1 activities may vary from year to year within the limits set by the FIA financial regulations, as they depend on various factors, including the need to respond to our car’s performance relative to other racing teams and changes in racing regulations.

FIA financial regulations include two budget caps that limit the level of spending for chassis and, as of 2023 (with applicability from the 2026 season), power unit-related costs incurred by teams participating in the Formula 1 World Championship. These costs primarily relate to the development and manufacturing of the racing car, and exclude, among others, marketing costs, drivers’ salaries and the salaries of the top three personnel of each team. A separate cap was introduced for the development of power units to be used in the 2026 season and was initially introduced in 2023 (before 2023 there was only a budget cap on chassis-related development costs). The budget caps on spending are defined for each season based on several factors, including the number of races and inflation. For the 2025 season, the budget cap was €152 million for chassis‑related spending and €122 million for the development of power units for the 2026 season. For the 2026 season, FIA set the operational cost cap for F1 teams to approximately €199 million in relation to the development and manufacturing of the racing car chassis and $130 million relating to the power units.

As a result of our strategy to continuously innovate and broaden our product portfolio, and to integrate hybrid, electric and other advanced technologies into our cars, we have made significant investments in development activities during the period from 2023 to 2025 and our capitalized development costs amounted to €421 million, €476 million and €448 million in 2025, 2024 and 2023, respectively, while capitalized development costs as a percentage of total research and development incurred (both capitalized and expensed) increased from 45.4 percent in 2023 to 45.8 percent in 2024 and decreased to 41.5 percent in 2025, reflecting, among other things, the progression of several technologies through the later stages of development and the financial caps applicable to certain costs for chassis and power unit development under FIA financial regulations.

The following table summarizes our research and development expenditure for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	%	2024	%	2023	%
	(€ million)
Capitalized development costs (1)	421	41.5%	476	45.8%	448	45.4%
Research and development costs expensed (A)	593	58.5%	563	54.2%	539	54.6%
Total research and development incurred	1,014	100.0%	1,039	100.0%	987	100.0%

Amortization of capitalized development costs (B)	326		331		343

Research and development costs as recognized in the consolidated income statement (A+B)	919		894		882
_____________________________
(1)Capitalized to development costs within intangible assets.

Cost of Sales and Selling, General and Administrative Costs — Cost of sales primarily includes costs incurred in the manufacturing and distribution of our cars and spare parts. The most significant elements are the cost of materials, components and labor, while the remaining costs primarily relate to depreciation, insurance and transportation, as well as warranty and product liability-related costs, which are estimated and recorded at the time our cars or products are shipped. Interest expenses and other financial charges directly attributable to our financial services activities in the United States, including provisions for risks and write-downs of financial assets, are also reported in cost of sales.

In manufacturing our cars, we incur costs for a variety of raw materials (the most significant of which is aluminum), components (including mechanical, electrical, electronic, aluminum, steel and plastic components, as well as castings and tires) and supplies, as well as for utilities, logistics and other services from numerous suppliers. Fluctuations in cost of sales are primarily driven by the number of cars we produce and sell, changes in the mix of models in our product portfolio and inflationary pressures, primarily in 2023. Newer models generally incorporate more technologically advanced components and enhancements, including hybrid and electric technologies, which can increase costs per unit, although we aim to price our cars appropriately, consistent with our long-term profitability strategy. Our Icona, Supercar and One-Off models also generally have higher costs per unit compared to our Range and Special Series cars, although the higher sales prices for these models typically more than offset the higher costs. Cost of sales is also affected by fluctuations of certain raw material prices, although we typically seek to manage these costs and limit volatility through the use of long-term fixed price purchase contracts.

Over time, we have pursued initiatives to achieve technical and commercial efficiencies. Technical efficiencies focus on producing components using innovative and cost-effective materials without compromising quality or performance. To support these efforts, we conduct in-house research and development activities and engage with suppliers to identify and implement innovative technical solutions. Commercial efficiencies are pursued through negotiating discounts and entering into long-term contracts with partners and suppliers, who may commit upfront to pass on to us a portion of the efficiencies they achieve. As cost of sales includes depreciation of plant and equipment, it is also affected by the number and timing of product launches as the start of production of new models triggers the commencement of depreciation for assets acquired specifically for those models.

When new models are introduced, we also incur promotional costs in relation to product launch and marketing initiatives, which are generally recorded within selling, general and administrative costs. Our schedule of model launches and client engagement initiatives may lead to higher promotional costs compared to prior periods. In addition, we are making significant investments in brand development, which may also result in higher selling, general and administrative costs in the coming periods.

Sponsorship, Commercial and Brand Net Revenues — Our revenues from sponsorship, commercial and brand activities are influenced by a number of factors, including the strength and appeal of our brand, the historical success and current performance of our racing teams — primarily through our participation in the FIA Formula 1 World Championship with Scuderia Ferrari and in the World Endurance Championship with the Ferrari Endurance Team — and the overall popularity of Formula 1 and other racing competitions. Our racing activities provide a global platform to promote our brand and technology, which supports our ability to attract and retain sponsors and to develop and promote brand activities.

We have increased our net revenues from sponsorship, commercial and brand activities in recent years, from €572 million in 2023 to €670 million in 2024 and €820 million in 2025, representing annual growth of 17.1 percent and 22.4 percent, respectively. This growth has been driven primarily by racing sponsorship agreements, as well as by commercial revenues linked to our racing performance and the continued development of our lifestyle activities.

Economic Conditions and Macro Events — In recent years, we have experienced higher costs for certain raw materials, energy, utilities, financing and other goods and services, including as a result of inflationary pressures, albeit gradually reducing from 2024 onwards. These higher costs have exerted downward pressure on our operating profit (EBIT) margin.

In response to elevated inflation, central banks increased interest rates in 2022 and 2023, which resulted in an increase in both the cost of borrowing for customers financing the purchase of our cars and the cost of funds used to support our financial services activities. These trends have impacted several countries, including the United States, where we offer retail client financing through our wholly owned subsidiary FFS Inc, as well as certain markets in EMEA, where we offer retail client financing primarily through our equity method investment in Ferrari Financial Services GmbH, for which we hold a 49.9 percent interest. The more recent decline of interest rates in several jurisdictions has partially offset these effects.

The ongoing conflict between Russia and Ukraine, which began in February 2022, and the related geopolitical tensions have contributed to volatility in energy prices and to higher costs of certain raw materials and goods and services. Governments and supranational organizations have imposed sanctions and export controls affecting certain industries, including luxury goods. Ferrari has very limited commercial exposure to Russia, Ukraine and the areas directly affected by the conflict, and the impact of these measures on our business has been contained.

Uncertainty related to global trade policies and industrial strategies may create additional macroeconomic risk. In particular, policies aimed at discouraging imports into certain markets, including the United States, may, depending on their scope and implementation, adversely affect our operations.

Management closely monitors macroeconomic conditions, including inflation trends, interest rate developments, geopolitical events and trade policy changes, to assess their potential direct or indirect effects on our operations, supply chain, cost structure, financial expenses and customer demand. To mitigate potential supply-chain disruptions, we have selectively maintained higher inventory levels at times and may continue to do so when deemed appropriate.

Effects of Foreign Currency Exchange Rates — We operate in numerous markets worldwide and are exposed to fluctuations in foreign currency exchange rates through (i) the translation into Euro, upon consolidation, of the financial statements of our subsidiaries whose functional currencies are not the Euro (the translation impact), and (ii) transactions conducted by Group entities in currencies other than their respective functional currencies (the transaction impact).

Translation impacts arise in the preparation of our consolidated financial statements, which are presented in Euro. The functional currency of each subsidiary is determined based on its primary economic environment. In preparing the consolidated financial statements, assets and liabilities of foreign subsidiaries whose functional currencies are not the Euro are translated into Euro at exchange rates prevailing at the balance sheet date, while income and expenses are translated using average exchange rates for the period. As a result, fluctuations in exchange rates between the Euro and the functional currencies of our subsidiaries impact our results of operations.

Transaction impacts arise when our Group entities enter into transactions denominated in currencies other than their functional currencies. Accordingly, we are exposed to foreign currency risk in connection with forecasted and scheduled receipts and payments in multiple currencies. Our costs are primarily denominated in Euro, while a significant portion of our revenues is generated in currencies other than the Euro, principally the U.S. Dollar, Japanese Yen, Chinese Yuan, Pound Sterling and Swiss Franc.

In general, an appreciation or depreciation of the U.S. Dollar and other relevant currencies against the Euro tends to have a corresponding positive or negative effect on our net revenues and results of operations, as applicable, although the overall effect is impacted by our hedging operations, as further described below. In 2025, the net foreign currency exchange impact (including hedging transactions) on our revenues and operating profit was negative, primarily driven by the U.S. Dollar and the Japanese Yen. Foreign currency movements also had a negative impact in 2024 and 2023, mainly due to the depreciation of the U.S. Dollar, Japanese Yen and Chinese Yuan against the Euro.

Our risk management policies provide for the use of derivative financial instruments to hedge foreign currency exchange rate risk. In particular, we enter into derivative contracts to mitigate the exposure related to a predetermined portion of forecasted foreign-currency-denominated transactions. As a result, our results of operations are only partially exposed to fluctuations in foreign currency exchange rates. For additional information, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements included elsewhere in this document.

Regulation — We ship our cars globally and are therefore subject to a wide range of laws and regulations, governing, among other things, tariffs, emissions, fuel consumption and safety, as well as the operation of our manufacturing facilities. In certain jurisdictions, where we qualify as a small volume manufacturer, we benefit from specific regulatory exemptions, including less stringent emissions requirements. Nevertheless, developing, engineering and producing cars that comply with evolving regulatory standards and can be sold in relevant markets requires significant effort and investment. For additional information, see “Overview of Our Business—Regulatory Matters”.

Patent Box Benefit — Income taxes for the years ended December 31, 2024 and 2023 benefited from the application of the Italian Patent Box tax regime, introduced by Law No. 190/2014, which provided a 50% exemption from taxation for income generated through the use of qualifying intangible assets. The Group signed an agreement with the Italian Revenue Agency in September 2018 covering the period 2015-2019, and continued to apply the same rules for 2020-2024, with the related tax benefit recognized over three equal annual installments.

Starting from October 2021, Law Decree No. 146/2021, as amended, replaced the previous Patent Box regime with a new incentive that, instead of exempting income, provides a 110% “tax deduction” for certain costs related to eligible intangible assets. Italian tax legislation introduced a transitional period during which both regimes coexisted and were applied by the Group in 2023 and 2024, until the original Patent Box regime ended in 2024. As a result of these changes, the Group’s effective tax rate decreased in 2024 compared to 2023 and increased in 2025 compared to 2024.

For additional information, see Note 10 “Income taxes” to the Consolidated Financial Statements included elsewhere in this document.

Asset-backed Financing (Securitizations) — We aim to pursue a strategy of autonomous financing for our financial services activities in the United States, with a view to limiting reliance on intercompany funding and increase the proportion of self-liquidating debt through various securitization transactions. As our financial services portfolio has grown over the years, we have increased the use of asset-backed financing (securitizations) to fund the related receivables. In 2025, our receivables from financing activities and asset-backed financing (securitizations) both decreased compared to 2024, primarily due to the effects of foreign currency translation impact.

For additional information relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Results of Operations

Consolidated Results of Operations – 2025 compared to 2024 and 2024 compared to 2023

The following is a discussion of the results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024, and for the year ended December 31, 2024 compared to the year ended December 31, 2023. The presentation includes line items expressed as a percentage of net revenues for the respective periods presented to facilitate year-over-year comparisons.

	For the years ended December 31,
	2025	Percentage of net revenues	2024	Percentage of net revenues	2023	Percentage of net revenues
	(€ million, except percentages)
Net revenues	7,146	100.0%	6,677	100.0%	5,970	100.0%
Cost of sales	3,453	48.3%	3,330	49.9%	2,996	50.2%
Selling, general and administrative costs	642	9.0%	561	8.4%	463	7.7%
Research and development costs	919	12.9%	894	13.4%	882	14.8%
Other expenses, net	34	0.5%	12	0.1%	18	0.3%
Result from investments	12	0.2%	8	0.1%	6	0.1%
Operating profit (EBIT)	2,110	29.5%	1,888	28.3%	1,617	27.1%
Financial income	168	2.4%	147	2.2%	132	2.2%
Financial expenses	214	3.0%	146	2.2%	147	2.5%
Financial expenses/(income), net	46	0.6%	(1)	—%	15	0.3%
Profit before taxes	2,064	28.9%	1,889	28.3%	1,602	26.8%
Income tax expense	464	6.5%	363	5.4%	345	5.7%
Net profit	1,600	22.4%	1,526	22.9%	1,257	21.1%

Net revenues

The following table sets forth an analysis of our net revenues for each of the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,						Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2023	Percentage of net revenues	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Cars and spare parts (1)	6,005	84.0%	5,728	85.8%	5,119	85.7%	277	4.8%	609	11.9%
Sponsorship, commercial and brand (2)	820	11.5%	670	10.0%	572	9.6%	150	22.4%	98	17.1%
Other (3)	321	4.5%	279	4.2%	279	4.7%	42	15.0%	—	—%
Total net revenues	7,146	100.0%	6,677	100.0%	5,970	100.0%	469	7.0%	707	11.8%
_____________________________
(1)    Includes net revenues generated from shipments of our cars (including strictly limited racing cars, one-off and pre-owned cars, and other special sales), personalization options applied to those cars, and sales of spare parts.
(2)    Includes net revenues earned by our racing teams (primarily in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of Formula 1 commercial revenues, as well as net revenues generated from the Ferrari brand, including lifestyle collections, merchandising, licensing activities and royalties.
(3)    Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams and, for the years ended December 31, 2024 and 2023 only, from the sale of engines to Maserati.

2025 compared to 2024

Net revenues for 2025 were €7,146 million, an increase of €469 million or 7.0 percent (an increase of 8.0 percent on a constant currency basis), compared to €6,677 million for 2024.

The increase in net revenues was attributable to the combination of (i) a €277 million increase in cars and spare parts, (ii) a €150 million increase in sponsorship, commercial and brand, and (iii) a €42 million increase in other net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts for 2025 were €6,005 million, an increase of €277 million, or 4.8 percent, compared to €5,728 million for 2024.

The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as a higher contribution from personalization. These factors more than offset the lower contribution from the Daytona SP3, for which the limited series deliveries concluded in the third quarter of 2025. Foreign currency exchange impacts, including the effects of hedging transactions, were negative, mainly driven by the U.S. Dollar and the Japanese Yen.

Total shipments in 2025 were 13,640 cars, a decrease of 112 units, or 0.8 percent, compared to 13,752 cars in 2024. Despite fewer shipments, the evolution of our product portfolio mix contributed to the growth of our revenues. During the year, our portfolio comprised seven internal combustion engine (ICE) models and six hybrid models, representing 58 percent and 42 percent of shipments, respectively. Shipments were primarily driven by the 296 GTS, the Purosangue and the Roma Spider, as well as the 12Cilindri family, which continued its ramp‑up phase and reached global distribution, and the SF90 XX special series family. These were partially offset by the phase‑out of the SF90 Spider and the 812 Competizione A special series, as well as the progressive completion of the Daytona SP3 Icona series. In the fourth quarter of 2025, we also delivered the first units of our latest Supercar, the F80.

The €277 million increase in net revenues from cars and spare parts reflected (i) a €284 million increase in EMEA and (ii) a €63 million increase in APAC, partially offset by (iii) a €59 million decrease in Mainland China, Hong Kong and Taiwan, and (iv) an €11 million decrease in Americas. The mix of net revenues by geography primarily reflects our allocation strategy. For additional information on our allocation strategy, see “—Trends, Uncertainties and Opportunities—Controlled volume strategy and brand exclusivity”.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities for 2025 were €820 million, an increase of €150 million, or 22.4 percent, compared to €670 million for 2024. The increase was primarily attributable to sponsorships and lifestyle activities, as well as higher commercial revenues reflecting the better ranking in the 2024 Formula 1 season compared to 2023.

Other

Other net revenues were €321 million for 2025, an increase of €42 million, or 15.0 percent, compared to €279 million for 2024, mainly driven by other sports-related activities and financial services.

2024 compared to 2023

Net revenues for 2024 were €6,677 million, an increase of €707 million or 11.8 percent (an increase of 13.4 percent on a constant currency basis), compared to €5,970 million for 2023.

The increase in net revenues was attributable to the combination of (i) a €609 million increase in cars and spare parts, and (ii) a €98 million increase in sponsorship, commercial and brand.

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

Total shipments in 2024 were 13,752, an increase of 89 cars or 0.7 percent, compared to 13,663 in 2023. Our product portfolio during the year included ten internal combustion engine (ICE) models and six hybrid engine models, which represented 48.7 percent and 51.3 percent of shipments, respectively. Both the number of hybrid cars and the proportion of hybrid cars to the total number of cars shipped continued to increase in 2024 compared to 2023, surpassing those of ICE vehicles for the first time, in line with our strategy to integrate newly-introduced powertrain technologies more broadly into our product portfolio. Shipments were mainly driven by the Purosangue, the Roma Spider and the 296 GTS, as well as our first shipments of the SF90 XX special series family during the year and the 12Cilindri in the fourth quarter, while the 812 Competizione A special series was approaching the end of its lifecycle and the Portofino M, the SF90 Stradale, the 812 GTS, the 812 Competizione and the Roma were phased out during the year. Shipments of the Daytona SP3 Icona increased year-over-year in line with our delivery plans.

The €609 million increase in net revenues from cars and spare parts was composed of: (i) a €335 million increase in Americas, (ii) a €273 million increase in EMEA, and (iii) an €47 million increase in APAC, partially offset by (iv) a €46 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects our allocation strategy to preserve the brand’s exclusivity.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities for 2024 were €670 million, an increase of €98 million, or 17.1 percent, compared to €572 million for 2023. The increase was primarily attributable to new sponsorships and lifestyle activities.

Other

Other net revenues were €279 million for 2024 and for 2023, with higher revenues from financial services activities substantially offset by the end of the supply of engines to Maserati.

Cost of sales

	For the years ended December 31,						Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2023	Percentage of net revenues	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Cost of sales	3,453	48.3%	3,330	49.9%	2,996	50.2%	123	3.7%	334	11.1%
2025 compared to 2024

Cost of sales for 2025 was €3,453 million, an increase of €123 million, or 3.7 percent, compared to €3,330 million for 2024. As a percentage of net revenues, cost of sales was 48.3 percent in 2025 compared to 49.9 percent in 2024.

The increase in cost of sales was primarily attributable to changes in product mix and higher import tariffs in the United States impacting the second half of 2025.

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

Selling, general and administrative costs

	For the years ended December 31,						Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2023	Percentage of net revenues	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Selling, general and administrative costs	642	9.0%	561	8.4%	463	7.7%	81	14.5%	98	21.3%

2025 compared to 2024

Selling, general and administrative costs for 2025 were €642 million, an increase of €81 million, or 14.5 percent, compared to €561 million for 2024. As a percentage of net revenues, selling, general and administrative costs were 9.0 percent in 2025 compared to 8.4 percent in 2024.

The increase in selling, general and administrative costs was primarily attributable to racing expenses and brand investments, as well as the Company’s organizational development.

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

Research and development costs

	For the years ended December 31,						Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2023	Percentage of net revenues	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Research and development costs expensed during the year	593	8.3%	563	8.4%	539	9.1%	30	5.2%	24	4.5%
Amortization of capitalized development costs	326	4.6%	331	5.0%	343	5.7%	(5)	(1.4%)	(12)	(3.5%)
Research and development costs	919	12.9%	894	13.4%	882	14.8%	25	2.8%	12	1.4%
2025 compared to 2024

Research and development costs for 2025 were €919 million, an increase of €25 million, or 2.8 percent, compared to €894 million for 2024. As a percentage of net revenues, research and development costs were 12.9 percent in 2025 compared to 13.4 percent in 2024.

The increase of €25 million was primarily attributable to (i) an increase in research and development costs expensed of €30 million (after taking into account technology-related government incentives received in 2025), reflecting racing activities and our focus on continuous innovation and advanced technologies, partially offset by (ii) a decrease in amortization of capitalized development costs of €5 million, mainly driven by the phase-out of certain models.

2024 compared to 2023

Research and development costs for 2024 were €894 million, an increase of €12 million or 1.4 percent, compared to €882 million for 2023. As a percentage of net revenues, research and development costs were 13.4 percent in 2024 compared to 14.8 percent in 2023.

The increase of €12 million was primarily driven by an increase in research and development costs expensed of €24 million driven by racing activities and our focus on continuous innovation, partially offset by a decrease in amortization of capitalized development costs of €12 million, mainly driven by the phase-out of certain models.

Other expenses, net

	For the years ended December 31,			Increase/(Decrease)
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Other income	21	22	11	(1)	(2.9%)	11	99.1%
Other expense	55	34	29	21	62.0%	5	14.8%
Other expenses, net	34	12	18	22	175.7%	(6)	(34.2%)

Other expenses primarily consist of indirect taxes, provisions and other miscellaneous expenses, while other income primarily consists of rental income, gains on the disposal of property, plant and equipment and releases of previously recognized provisions, as well as other miscellaneous income.

Other expenses, net for 2025 were €34 million, an increase of €22 million, compared to €12 million for 2024, primarily reflecting higher miscellaneous expenses. In 2024, other expenses, net were €12 million, a decrease of €6 million compared to €18 million for 2023, primarily attributable to other income related to indemnities received from suppliers.

Operating profit (EBIT)

	For the years ended December 31,						Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2023	Percentage of net revenues	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Operating profit (EBIT)	2,110	29.5%	1,888	28.3%	1,617	27.1%	222	11.8%	271	16.7%

2025 compared to 2024

Operating profit (EBIT) for 2025 was €2,110 million, an increase of €222 million, or 11.8 percent, compared to €1,888 million for 2024. As a percentage of net revenues, operating profit (EBIT) was 29.5 percent in 2025 compared to 28.3 percent in 2024.

The increase in operating profit (EBIT), despite car volumes remaining substantially flat, was primarily attributable to the enriched product mix, including personalization, and a positive contribution from racing and lifestyle activities, partially offset by higher operational and marketing expenses, as well as higher R&D costs driven by innovation for racing and sports cars.
The increase comprised the combined effects of (i) a positive product mix of €215 million, reflecting deliveries of the SF90 XX special series and the 12Cilindri families, a higher contribution from personalization, a positive country mix, and deliveries of the 499P Modificata, partially offset by a lower contribution from the Daytona SP3 Icona, for which the limited series deliveries concluded in the third quarter of 2025, and higher import tariffs in the United States impacting the second half of 2025, (ii) a positive contribution of €142 million from other activities, driven by a higher contribution from racing and lifestyle, and (iii) a positive volume impact of €6 million primarily driven by spare parts, partially offset by (iv) a negative contribution of €81 million from selling, general and administrative costs, (v) a negative foreign currency exchange impact of €35 million (including the effects of hedging transactions), mainly driven by the U.S. Dollar and the Japanese Yen, and (vi) a negative contribution of €25 million from research and development costs.
2024 compared to 2023

Operating profit (EBIT) for 2024 was €1,888 million, an increase of €271 million or 16.7 percent, compared to €1,617 million for 2023. As a percentage of net revenues, operating profit (EBIT) increased from 27.1 percent in 2023 to 28.3 percent in 2024.

The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) a positive volume impact of €7 million, (ii) a positive product mix of €386 million, sustained by the Daytona SP3 and a few units of the 499P Modificata, as well as higher contribution from personalizations and positive country mix driven by the Americas, (iii) a negative contribution of €12 million from research and development costs, (iv) a negative contribution of €98 million from selling, general and administrative costs, (v) a positive contribution of €70 million driven by new sponsorships and lifestyle activities, partially offset by higher costs due to the better 2024 Formula 1 season ranking, and (vi) a negative foreign currency impact of €82 million (including the effects of hedging transactions), mainly driven by the U.S. Dollar, the Japanese Yen and the Chinese Yuan.

Financial expenses/(income), net

	For the years ended December 31,			Increase/(Decrease)
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Financial income	168	147	132	21	14.3%	15	11.2%
Financial expenses	214	146	147	68	46.8%	(1)	(1.0%)
Financial expenses/(income), net	46	(1)	15	47	n.m.(1)	(16)	(108.0%)
_____________________________
(1) Throughout this document “n.m.” means not meaningful.
2025 compared to 2024

Financial expenses, net were €46 million for 2025, compared to financial income, net of €1 million for 2024. The net change was primarily attributable to (i) a negative net foreign currency exchange impact, including the net costs of hedging, and (ii) lower interest income on cash and cash equivalents. For additional information, see Note 9 “Financial Expenses and Financial Income” to the Consolidated Financial Statements included elsewhere in this document.

2024 compared to 2023

Financial expenses, net were €1 million for 2024 compared to financial expenses, net of €15 million for 2023. The net change was primarily attributable to an increase in financial income of €15 million, mainly driven by (i) positive net foreign currency exchange impact (including the net costs of hedging) and (ii) higher interest income on cash and cash equivalents, partially offset by (iii) a decrease in gains recognized on the cash tender of bonds (no cash tenders of bonds were made in 2024 while in the third quarter of 2023 we executed a partial cash tender on a bond due in 2025, resulting in gains in 2023 of €8 million). For additional information, see Note 9 “Financial Expenses and Financial Income” to the Consolidated Financial Statements included elsewhere in this document.

Income tax expense

	For the years ended December 31,			Increase/(Decrease)
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(€ million, except percentages)
Income tax expense	464	363	345	101	28.7%	18	5.3%
2025 compared to 2024

Income tax expense for 2025 was €464 million, an increase of €101 million, compared to €363 million for 2024. The increase in income tax expense was primarily attributable to an increase in profit before taxes and an increase in the effective tax rate from 19.2 percent in 2024, to 22.5 percent in 2025.

Income taxes and the effective tax rate for 2024 benefited from the coexistence of two successive Italian Patent Box tax regimes, which provide tax benefits for companies using qualifying intangible assets.1 In accordance with applicable legislation, from 2025 the Group continues to apply the new Patent Box regime only.

2024 compared to 2023

Income tax expense for 2024 was €363 million, an increase of €18 million, compared to €345 million for 2023. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by a decrease of the effective tax rate.
1 The Patent Box regime was firstly introduced by the Italian Law No. 190/2014 and implemented by the Group until 2024, recognizing the tax benefit over three annual installments starting from 2020. This regime was based on a tax exemption (up to 50%) of the extra profit attributable to eligible intangible assets. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allowed for a transitional period where both regimes coexisted until 2024 when the original regime ended.

Income taxes for both years benefited from the coexistence of two Patent Box tax regimes, which provide tax benefits for companies using qualifying intangible assets.

The effective tax rate was 19.2 percent in 2024 compared to 21.5 percent in 2023, mainly reflecting the coexistence of the two aforementioned Patent Box tax regimes, with a greater effect of the new regime in 2024 compared to 2023.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required primarily to support our working capital needs, including the purchase of raw materials, parts, components and utilities used in the production of our cars, as well as personnel and other operating costs. In addition to our operating requirements, we require cash to support capital investments aligned with our long-term strategy. These investments include expenditures for the continuous renewal and expansion of our product portfolio, supporting both current and future models, as well as research and development activities focused on innovation and technological advancement, including hybrid and electric technologies. Our capital investments also include expenditures related to our industrial activities and related infrastructure, such as manufacturing facilities, production efficiency, capacity development, sustainability initiatives, environmental and regulatory compliance and maintenance activities. We fund our capital expenditures primarily through cash generated from our operating activities.

We also use liquidity to reward our shareholders through a combination of dividends and share repurchases, while maintaining a strong financial position and sufficient financial flexibility. In 2025, we approved dividends to owners of the parent company of €532 million and completed common share repurchases of €785 million. At our Capital Markets Day held on October 9, 2025, we announced a new multi-year share repurchase program of approximately €3.5 billion expected to be executed from 2026 to 2030, as well as the proposed increase in our expected dividend payout ratio from 35 percent to 40 percent of Adjusted Net Profit starting from the 2025 annual results. The execution of these shareholder return initiatives is subject to our financial performance, liquidity position and applicable governance, legal and regulatory considerations. For additional information relating to Adjusted Net Profit, which is a non-GAAP financial measure, see “—Non-GAAP Financial Measures”.

We centrally manage our operating cash, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. Our liquidity management framework is designed to ensure that we have adequate resources to support our operating activities, planned capital investments and capital allocation priorities, while maintaining appropriate financial flexibility. We believe that our cash generation, together with our available liquidity, including committed credit lines granted by primary financial institutions and our access to debt capital markets, will be sufficient to meet our short‑term and long‑term liquidity requirements.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month-to-month fluctuations due to production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase-out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels may be higher to support the summer plant shutdown. In addition, inventory levels may be adjusted from time to time to respond to supply chain management requirements.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we pay most suppliers between 60 and 70 days after we receive goods or services. Additionally, we may receive advance payments from customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries.

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

Our investments for capital expenditures and research and development are, among other factors, influenced by the timing and number of new model launches. Our development costs, as well as our other investments for capital expenditures, generally peak when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our racing activities, in particular Formula 1, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We continue to incur significant capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and integrate hybrid and electric powertrains into our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new paint shop.

The payment of income taxes also affects our cash flows. We pay the first tax advance payment in the second or third quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third or fourth quarter.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the years ended December 31, 2025, 2024 and 2023. For additional details related to our cash flows, see the Consolidated Financial Statements included elsewhere in this document.

	For the years ended December 31,
	2025	2024	2023
	(€ million)
Cash and cash equivalents at the beginning of the year	1,742	1,122	1,389
Cash flows from operating activities	2,349	1,927	1,717
Cash flows used in investing activities	(944)	(987)	(867)
Cash flows used in financing activities	(1,667)	(325)	(1,109)
Translation exchange differences	(13)	5	(8)
Total change in cash and cash equivalents	(275)	620	(267)
Cash and cash equivalents at the end of the year	1,467	1,742	1,122
2025 compared to 2024

For the year ended December 31, 2025 cash and cash equivalents decreased by €275 million, compared to an increase of €620 million for the year ended December 31, 2024. This represents a year‑over‑year unfavorable variance in cash flows of €895 million, primarily attributable to the combined effects of:

(i)an increase in cash flows used in financing activities of €1,342 million, mainly reflecting (i) lower proceeds from new debt of €528 million, (ii) higher repayments of debt of €521 million, (iii) an increase in share repurchases of €204 million, and (iv) an increase in dividends paid to owners of €89 million;

partially offset by:

(ii)an increase in cash flows from operating activities of €422 million, primarily due to an increase in net profit excluding non-cash items of €217 million and higher advances received for cars (mainly the F80) and sponsorship agreements, and

(iii)a decrease in cash flows used in investing activities of €43 million, primarily driven by lower investments in intangible assets.

2024 compared to 2023

For the year ended December 31, 2024 cash and cash equivalents held by the Group increased by €620 million compared to a decrease in cash and cash equivalents of €267 million for the year ended December 31, 2023. This represents a year‑over‑year favorable variance in cash flows of positive €887 million, primarily attributable to the combined effects of:

(i)a decrease in cash flows used in financing activities of €784 million in 2024 compared to 2023, driven by (i) an increase in proceeds from debt of €677 million, (ii) a decrease in repayments of debt of €338 million, partially offset by (iii) an increase in dividends paid to owners of €111 million and (iv) an increase in share repurchases of €120 million, and

(ii)an increase in cash flows from operating activities of €210 million in 2024 compared to 2023, primarily driven by an increase in net profit excluding non-cash items of €276 million, a decrease in cash absorbed from inventories, trade receivables and trade payables of €56 million and (iii) lower net finance costs paid of €50 million, partially offset by (iv) higher income tax paid of €117 million and (v) a decrease from other operating assets and liabilities of €69 million;

partially offset by:

(iii)an increase in cash flows used in investing activities of €120 million in 2024 compared to 2023, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for the development of new models, components and infrastructure.

Additional information relating to the cash flows from or used in operating, investing and financing activities for the years ended December 31, 2025, 2024 and 2023 is provided below.

Operating Activities — Year Ended December 31, 2025

For the year ended December 31, 2025, cash flows from operating activities were €2,349 million, primarily attributable to:

(i)net profit of €1,600 million, adjusted for non-cash items including €662 million of depreciation and amortization expense, €464 million of income tax expense, €46 million of net financial expenses, and €140 million of other non-cash expenses, net (mainly related to provisions, allowances, share-based compensation and the result from investments accounted for using the equity method), and

(ii)€222 million of cash generated from other operating assets and liabilities, primarily driven by advances received for cars (mainly the F80) and sponsorship agreements,

partially offset by:
(iii)€156 million of cash absorbed by inventories, trade receivables and trade payables, reflecting:
–€77 million from higher inventories, driven by new models and an enriched product mix;
–€20 million from higher trade receivables, driven by sponsorship agreements, and
–€59 million from lower trade payables;

(iv)€155 million of cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;

(v)€88 million of net finance costs paid, and

(vi)€386 million of income taxes paid.

Operating Activities — Year Ended December 31, 2024

For the year ended December 31, 2024, cash flows from operating activities were €1,927 million, primarily attributable to:

(i)net profit of €1,526 million, adjusted for non-cash items including €667 million for depreciation and amortization expense, €363 million of income tax expense and net other non-cash expenses of €165 million (mainly related to provisions, allowances, share-based compensation and the result from investments accounted for using the equity method), partially offset by:
(ii)€244 million of cash absorbed from the net change in inventories, trade receivables and trade payables, reflecting:
–€158 million from inventories driven by an enriched product mix, and
–€94 million from trade receivables driven by product mix and sponsorship agreements, partially offset by
–€8 million from higher trade payables;

(iii)€119 million related to cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;

(iv)€20 million of cash absorbed from the change in other operating assets and liabilities;

(v)€1 million of net finance costs paid, and

(vi)€410 million of income taxes paid.

Operating Activities — Year Ended December 31, 2023

For the year ended December 31, 2023, cash flows from operating activities were €1,717 million, primarily attributable to:

(i)net profit of €1,257 million, adjusted for non-cash items including €662 million for depreciation and amortization expense, €345 million of income tax expense, €147 million of financial expenses, €132 million of financial income and €139 million of other non-cash expenses, net (mainly related to provisions, allowances, share-based compensation expense and the result from investments accounted for using the equity method), and
(ii)€49 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for our cars,

partially offset by:
(iii)€300 million of cash absorbed from the net change in inventories, trade receivables and trade payables, reflecting:
–€310 million from inventories driven by production planning and an enriched product mix, and
–€33 million from trade receivables, partially offset by
–€43 million from higher trade payables;

(iv)€107 million related to cash absorbed by receivables from financing activities driven by growth of the financial services portfolio due to volume growth;

(v)€51 million of net finance costs paid, and

(vi)€292 million of income taxes paid.

Investing Activities — Year Ended December 31, 2025

For the year ended December 31, 2025, cash flows used in investing activities were €944 million, primarily attributable to capital expenditures of: (i) €458 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €485 million for property, plant and equipment.

Investing Activities — Year Ended December 31, 2024

For the year ended December 31, 2024, cash flows used in investing activities were €987 million, primarily attributable to capital expenditures of: (i) €507 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €482 million for property, plant and equipment.

Investing Activities — Year Ended December 31, 2023

For the year ended December 31, 2023, cash flows used in investing activities were €867 million, primarily attributable to capital expenditures of: (i) €487 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €382 million for property, plant and equipment.

For additional information relating to additions to intangible assets and property, plant and equipment, see “—Capital Expenditures” below.

Financing Activities — Year Ended December 31, 2025

For the year ended December 31, 2025, cash flows used in financing activities were €1,667 million, primarily attributable to:

(i)€785 million to repurchase common shares under the Company’s share repurchase program, including €300 million from our participation in the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025, as well as €20 million for the Sell-to-Cover practice under the Group’s equity incentive plans;

(ii)€534 million of dividends paid (of which €530 million was to owners of the parent company and €4 million was to non-controlling interests);
(iii)€451 million for the full repayment, upon maturity, of a bond previously issued in 2020;
(iv)€378 million for repayments of borrowings from banks and other financial institutions;
(v)€46 million for repayments of other debt;
(vi)€33 million for repayments of our revolving securitization programs in the United States, and
(vii)€24 million for repayments of lease liabilities,
partially offset by:
(viii)€400 million in proceeds from new bank borrowings;
(ix)€142 million in proceeds from our revolving securitization programs in the United States, and
(x)€42 million in proceeds from other debt.

Financing Activities — Year Ended December 31, 2024

For the year ended December 31, 2024, cash flows used in financing activities were €325 million, primarily attributable to:

(i)€581 million to repurchase common shares under the Company’s share repurchase program (including the Sell-to-Cover practice under the Group’s equity incentive plans);

(ii)€445 million of dividends paid (of which €440 million was to owners of the parent company and €5 million was to non-controlling interests);

(iii)€244 million for repayments of our revolving securitization programs in the United States;
(iv)€105 million for repayments of borrowings from banks and other financial institutions, and

(v)€62 million for repayments of lease liabilities and other debt,

partially offset by:

(vi)€496 million in proceeds from the issuance of a new €500 million bond, maturing in 2030;

(vii)€340 million in proceeds from our revolving securitization programs in the United States;
(viii)€225 million in proceeds from bank borrowings, and
(ix)€51 million in proceeds from other debt.

Financing Activities — Year Ended December 31, 2023

For the year ended December 31, 2023, cash flows used in financing activities were €1,109 million, primarily attributable to:

(i)€385 million for the full repayment, upon maturity, of a bond previously issued in 2016 and €191 million for the partial repayment of a bond due in 2025 following a tender offer by the Group;

(ii)€461 million to repurchase common shares under the Company’s share repurchase program (including the “Sell-to-Cover” practice under the equity incentive plans);

(iii)€334 million of dividends paid (of which €329 million was to owners of the parent company and €5 million was to non-controlling interests);

(iv)€73 million of repayments of borrowings from banks and other financial institutions, and

(v)€18 million for repayments of lease liabilities,

partially offset by:

(vi)€250 million of proceeds from borrowings from banks and other financial institutions, and

(vii)€102 million of proceeds net of repayments related to our revolving securitization programs in the United States (proceeds of €151 million and repayments of €49 million).

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets.

Our capital investments primarily support the ongoing renewal and expansion of our product portfolio and related development activities, with a focus on innovation and the continued evolution of our cars. In addition, our capital expenditures support investments in our industrial activities and infrastructure, including manufacturing facilities and the in-house development of core components.

Overall, these investments are aligned with our strategy to continue broadening and innovating our product range through ongoing model launches, as well as to support current and planned infrastructure projects, and selected investments supporting our lifestyle activities.

Capital expenditures for the years ended December 31, 2025, 2024 and 2023 were €1,013 million, €1,064 million and €911 million, respectively.

The following table sets forth a breakdown of capital expenditures by category for each of the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	421	476	448
Patents, concessions and licenses	33	26	24
Other intangible assets	4	5	15
Total intangible assets	458	507	487
Property, plant and equipment
Land and Industrial buildings	27	58	32
Plant, machinery and equipment	159	105	113
Other assets	81	61	36
Advances and assets under construction	288	333	243
Total property, plant and equipment	555	557	424
of which leases recognized in accordance with IFRS 16	70	75	42
Total capital expenditures	1,013	1,064	911
Intangible assets

Our capital expenditures for intangible assets were €458 million, €507 million and €487 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The most significant investments in intangible assets relate to externally acquired and internally generated development costs, which mainly comprise materials and personnel costs associated with engineering, design and development activities. These investments support both our current and future models, and reflect our ongoing initiatives for advanced technologies, including hybrid and electric, as well as the in-house development of key components used in our cars to enable continued performance upgrades for our customers.

Capitalized development costs amounted to €421 million in 2025, €476 million in 2024 and €448 million in 2023, representing 41.5 percent, 45.8 percent and 45.4 percent, respectively, of total research and development incurred (both capitalized and expensed), and reflecting the timing and nature of our product and technology initiatives.
Of the capitalized development costs incurred in 2025, €162 million primarily related to models to be launched in future years, while €259 million primarily related to enhancements to our current product portfolio and components. The corresponding amounts were €283 million and €193 million in 2024, and €286 million and €162 million in 2023.

Property, plant and equipment
Our capital expenditures for property, plant and equipment were €555 million, €557 million and €424 million for the years ended December 31, 2025, 2024 and 2023, respectively, of which €70 million, €75 million and €42 million related to right-of-use assets.

We made significant investments in infrastructure consistent with our growth plans, the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments in:

•car and engine production lines, including for models to be launched in future years, as well as in our personalization programs;

•the new paint shop, the construction of which commenced in 2024 and is currently in progress, and

•our new e-Building, which was inaugurated in June 2024.

At December 31, 2025, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €275 million (€397 million at December 31, 2024), reflecting the significant investments we are making to expand our vehicle architectures, strengthen our infrastructure, including the new paint shop, and support innovation in advanced technologies such as hybrid and electric powertrains.

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2025:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)
Long-term debt(1)	814	770	724	300	2,608
Interest on long-term debt(2)	66	76	34	2	178
Lease obligations (principal)(3)	31	46	31	54	162
Lease obligations (interest)	5	8	5	7	25
Unconditional minimum purchase obligations(4)	158	107	74	—	339
Purchase obligations(5)	247	28	—	—	275
Total contractual obligations	1,321	1,035	868	363	3,587
_____________________________
(1)    Amounts presented relate to the principal amounts of long-term debt, excluding lease liabilities and the related interest expense that will be paid when due. For additional information, see Note 24 “Debt” to our Consolidated Financial Statements included elsewhere in this document. The table above does not include short-term debt obligations. See the table below for a reconciliation of the contractual commitments of our long-term debt to the debt recorded in the consolidated statement of financial position included within our Consolidated Financial Statements.
(2)    Amounts include interest payments based on the contractual terms and current interest rates on our long-term debt. Where interest rates are variable, they were determined using the rates in effect at December 31, 2025.
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

The long-term debt obligations reflected in the table above can be reconciled to the amount recognized in the consolidated statement of financial position at December 31, 2025 (in our Consolidated Financial Statements included elsewhere in this document) as follows:

(€ million)
Debt	2,884
Short-term debt obligations	(102)
Lease liabilities	(162)
Accrued interest and amortized cost effects	(12)
Long-term debt	2,608
Pension, post-employment benefits and other provisions for employees

We provide post-employment benefits for certain active employees and retirees of the Group. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations or other provisions for employees. At December 31, 2025, the liability for such obligations amounted to €145 million (€134 million at December 31, 2024). See Note 22 “Employee benefits” to the Consolidated Financial Statements included elsewhere in this document.

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

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures, which we believe provide additional insight into underlying business performance and facilitate the comparability of results between periods.

We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to analyze our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.

In particular, we use the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net Debt and Free Cash Flow, as well as a number of financial metrics measured on a constant currency basis.

In addition to the aforementioned non-GAAP financial measures prepared on a consolidated group basis, we use the following non-GAAP financial measures for our industrial activities only: Net Industrial Debt and Free Cash Flow from Industrial Activities. Our industrial activities include all of the Group’s activities except for the financial services activities managed by the wholly owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio.

While similar measures are frequently used by other companies, including within the automotive industry, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards.

EBITDA and Adjusted EBITDA

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net, and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents the calculation of EBITDA and Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the years ended December 31,
	2025	2024	2023
	(€ million)
Net profit	1,600	1,526	1,257
Income tax expense	464	363	345
Financial expenses/(income), net	46	(1)	15
Operating profit (EBIT)	2,110	1,888	1,617
Amortization and depreciation	662	667	662
EBITDA	2,772	2,555	2,279
Adjustments	—	—	—
Adjusted EBITDA	2,772	2,555	2,279

Adjusted Operating Profit (Adjusted EBIT)

Adjusted Operating Profit (Adjusted EBIT) is defined as operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the years ended December 31, 2025, 2024 and 2023. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the years ended December 31,
	2025	2024	2023
	(€ million)
Operating profit (EBIT)	2,110	1,888	1,617
Adjustments	—	—	—
Adjusted Operating Profit (Adjusted EBIT)	2,110	1,888	1,617
Adjusted Net Profit

Adjusted Net Profit is defined as net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents net profit and Adjusted Net Profit for the years ended December 31, 2025, 2024 and 2023. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the years ended December 31,
	2025	2024	2023
	(€ million)
Net profit	1,600	1,526	1,257
Adjustments	—	—	—
Adjusted Net Profit	1,600	1,526	1,257

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share are defined as basic earnings per share and diluted earnings per share, respectively, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the years ended December 31, 2025, 2024 and 2023. There were no adjustments impacting basic earnings per common share and diluted earnings per common share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the years ended December 31,
		2025	2024	2023
Net profit attributable to owners of the Company	€ million	1,597	1,522	1,252
Weighted average number of common shares for basic earnings per share	thousand	178,125	179,743	181,220
Basic earnings per common share	€	8.97	8.47	6.91
Adjustments	€	—	—	—
Adjusted Basic Earnings per Common Share	€	8.97	8.47	6.91

Weighted average number of common shares for diluted earnings per share(1)	thousand	178,321	179,992	181,511
Diluted earnings per common share	€	8.96	8.46	6.90
Adjustments	€	—	—	—
Adjusted Diluted Earnings per Common Share	€	8.96	8.46	6.90
_____________________________
(1)For the years ended December 31, 2025, 2024 and 2023, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested).
For the calculation of the basic earnings per common share and diluted earnings per common share, see Note 12 “Earnings per Share” to the Consolidated Financial Statements, included elsewhere in this document.

Net Debt and Net Industrial Debt

Due to different balance sheet structures, leverage implications and sources of cash flows for the repayment of debt between industrial activities and financial services activities, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage.

•Net Debt is defined as debt less cash and cash equivalents and is composed of Net Industrial Debt and Net Debt of Financial Services Activities, which are both defined below.

•Net Industrial Debt is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial Debt represents our Net Debt less our Net Debt of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities.

•Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its wholly owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, and is presented for information purposes to facilitate an understanding of the relationship between Net Debt and Net Industrial Debt, which are the measures used by management.

The following table presents Net Debt, Net Debt of Financial Services Activities and Net Industrial Debt at December 31, 2025 and 2024.

	At December 31,
	2025			2024
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Asset-backed financing (Securitizations)	(1,288)	(1,288)	—	(1,342)	(1,342)	—
Bonds and notes	(959)	—	(959)	(1,413)	—	(1,413)
Borrowings from banks and other financial institutions	(428)	(56)	(372)	(415)	(63)	(352)
Lease liabilities	(162)	—	(162)	(126)	—	(126)
Other debt	(47)	(41)	(6)	(56)	(51)	(5)
Total debt with third parties	(2,884)	(1,385)	(1,499)	(3,352)	(1,456)	(1,896)

Intercompany (1)	—	(57)	57	—	(29)	29
Total debt, net of intercompany	(2,884)	(1,442)	(1,442)	(3,352)	(1,485)	(1,867)

Cash and cash equivalents	1,467	57	1,410	1,742	55	1,687

Net Debt	(1,417)	(1,385)	(32)	(1,610)	(1,430)	(180)
_____________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.
For additional information relating to our debt, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of receivables generated by our financial services activities in the United States, which amounted to €1,613 million and €1,662 million at December 31, 2025 and 2024, respectively. For additional information relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €1,467 million at December 31, 2025, compared to €1,742 million at December 31, 2024.

At December 31, 2025, 90 percent of our cash and cash equivalents were denominated in Euro (88 percent at December 31, 2024). Our cash and cash equivalents denominated in currencies other than the Euro are mostly available to Ferrari S.p.A. and certain subsidiaries that operate in countries outside of Europe. For additional information relating to cash and cash equivalents, see Note 32 “Cash and Cash Equivalents and Notes to the Consolidated Statement of Cash Flows” to the Consolidated Financial Statements included elsewhere in this document.

A breakdown of cash and cash equivalents by currency is presented below.

	At December 31,
	2025	2024
	(€ million)
Euro	1,327	1,536
U.S. Dollar	75	108
Chinese Yuan	24	63
Pound Sterling	10	8
Other currencies	31	27
Total	1,467	1,742
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest on the related funding arrangements. This cash amounted to €54 million at December 31, 2025 (€54 million at December 31, 2024).

Available liquidity

At December 31, 2025, our available liquidity, represented by cash and cash equivalents and undrawn committed credit lines, was €2,017 million (€2,292 million at December 31, 2024).

A breakdown of our available liquidity is presented below.

	At December 31,
	2025	2024
	(€ million)
Cash and cash equivalents	1,467	1,742
Undrawn committed credit lines	550	550
Available liquidity	2,017	2,292
The undrawn committed credit lines at December 31, 2025 and 2024 relate to revolving credit facilities. For additional information, see Note 24 “Debt” to the Consolidated Financial Statements included elsewhere in this document.

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

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our financial services activities. The Group’s financial services activities relate only to its wholly owned subsidiary Ferrari Financial

Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period. Free Cash Flow from Financial Services Activities is presented for information purposes to facilitate an understanding of the relationship between Free Cash Flow and Free Cash Flow from Industrial Activities, which are the measures used by management.

The following table presents Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025			2024			2023
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in)(1) operating activities	2,349	(129)	2,478	1,927	(89)	2,016	1,717	(84)	1,801
Investments in property, plant and equipment and intangible assets	(943)	—	(943)	(989)	—	(989)	(869)	—	(869)
Free Cash Flow	1,406	(129)	1,535	938	(89)	1,027	848	(84)	932
_____________________________
(1)Financial services activities mainly reflect the outflows derived from the increase in the financial receivables portfolio (the change in receivables from financing activities in the consolidated statement of cash flows) of €154.6 million, €118.7 million and €107.2 million, for the years ended December 31, 2025, 2024 and 2023, respectively.
Free Cash Flow for the year ended December 31, 2025 was €1,406 million compared to €938 million for the year ended December 31, 2024 and €848 million for the year ended December 31, 2023. For an explanation of the drivers in Free Cash Flow, see “—Cash Flows” above.
Free Cash Flow from Industrial Activities for the year ended December 31, 2025 was €1,535 million, an increase of €508 million compared to €1,027 million for the year ended December 31, 2024. The increase was primarily attributable to (i) an increase in Adjusted EBITDA from our industrial activities of €213 million (€2,729 million in 2025 compared to €2,516 million in 2024), (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €87 million, (iii) a positive impact from other operating assets and liabilities of €242 million, driven by advances received for cars (mainly the F80) and sponsorship agreements, (iv) a decrease in investments for intangible assets of €49 million, and (v) lower income taxes paid of €24 million, partially offset by (vi) higher net finance costs paid of €88 million.

Free Cash Flow from Industrial Activities for the year ended December 31, 2024 was €1,027 million, an increase of €95 million compared to €932 million for the year ended December 31, 2023. The increase was primarily attributable to (i) an increase in Adjusted EBITDA from our industrial activities of €273 million (€2,516 million in 2024 compared to €2,243 million in 2023), and (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €56 million, and (iii) lower finance costs paid of €50 million, partially offset by (iv) an increase in investments in property, plant and equipment of €101 million and intangible assets of €20 million, reflecting our initiatives for product and infrastructure development, and (v) higher income tax paid of €117 million, and (vi) a decrease from other operating assets and liabilities of €69 million.

Constant Currency Information

The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the impact of any foreign currency hedging (see Note 2 “Material

Accounting Policies” to the Consolidated Financial Statements, included elsewhere in this document, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Major Shareholders

Exor is our largest shareholder through its approximately 21.33 percent shareholding interest in our outstanding common shares (as of February 4, 2026). As a result of the loyalty voting mechanism, Exor’s voting power is approximately 32.32 percent (as of February 4, 2026). In addition, as of February 4, 2026, Trust Piero Ferrari, a Jersey trust established by Mr. Piero Ferrari, holds approximately 10.67 percent of our outstanding common shares. Piero Ferrari holds the usufruct over such shares including the right to exercise the voting rights of such shares, corresponding to, as a result of the loyalty voting mechanism, a voting power of approximately 16.17 percent. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares.

Exor and Mr. Piero Ferrari informed us that they have entered into a shareholder agreement, subsequently amended to reflect adherence by Trust Piero Ferrari, summarized below under “—Shareholders’ Agreement”.

Exor is controlled by Giovanni Agnelli B.V. (“G.A.”), which holds approximately 56.94 percent of Exor’s outstanding ordinary shares and 85.27 percent of its voting rights (based on Exor’s latest public capital filings available). G.A. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with interests represented by shares, founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A., as of February 4, 2026, were Jeroen Preller, Andrea Agnelli, Luca Ferrero de’ Gubernatis Ventimiglia, Benedetto Della Chiesa, Johannes Casper Brouwer, Filippo Scognamiglio Pasini, Alexandre von Furstenberg and Niccolò Camerana.

On February 26, 2025, Exor carried out an accelerated bookbuild offering of 6,666,667 common shares of Ferrari (representing approximately 3.7% of the then outstanding common shares of Ferrari) to institutional investors. Ferrari participated in the offering by purchasing No. 666,666 common shares for a total consideration of Euro 299,999,700 as part of its seventh tranche of the multi-year share buyback program announced during the 2022 Capital Markets Day. In the context of the transaction, Exor entered into a 360-day lock-up commitment with respect to its remaining common shares of Ferrari.

Provisions 2.7.3, 2.7.4 and 2.7.5 of the Dutch Corporate Governance Code prescribe certain best practices to be observed in transactions with related parties; we complied with such provisions in connection with related-party transactions as disclosed in Note 28 “Related Party Transactions” to the Consolidated Financial Statements.

Based on the information in Ferrari’s shareholder register, regulatory filings with the AFM and the SEC and other sources available to us, the following shareholders owned, directly or indirectly, in excess of three percent of the common shares holding voting rights of Ferrari, as of February 4, 2026:

Shareholder	Number of common shares	Number of special voting shares	Percentage owned (1)	Voting rights (2)
Exor N.V. (3)	37,768,613	37,768,613	21.33%	32.32%
Trust Piero Ferrari (3)	18,894,295	18,892,160	10.67%	16.17%
BlackRock, Inc. (4)	6,734,854	—	3.80%	3.38%
Other public shareholders	113,676,931	2,268	64.20%	48.13%

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
(2)The percentage of voting rights reported in the table above is calculated as the ratio of (i) the aggregate number of voting rights beneficially owned by the shareholder to (ii) the total number of outstanding common and special voting shares (net of treasury shares) of Ferrari.
(3)Each of Exor and Trust Piero Ferrari participate in the loyalty voting program of Ferrari; therefore, as discussed above in this section, the voting power of Exor and Trust Piero Ferrari in Ferrari is higher than the percentage of common shares beneficially held as presented in this table.
(3)According to the most recent disclosure filed with the AFM on January 15, 2026, BlackRock, Inc. holds 6,734,854 common shares and 7,910,500 voting rights, which represent 2.62% and 3.07% of the total issued common and special voting shares of Ferrari N.V., respectively.

Based on the information in Ferrari’s shareholder register and other sources available to us, as of February 4, 2026, approximately 54.31 million Ferrari common shares, or 28.00 percent of the outstanding Ferrari common shares, were held in the United States. As of the same date, approximately 1,857 record holders had registered addresses in the United States.

Shareholders’ Agreement

On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective at the completion of the Separation on January 3, 2016 (as amended, the “Original Shareholders’ Agreement”) and prior to the admission to listing and trading of the common shares of Ferrari on Euronext Milan. On December 16, 2022, Exor, Piero Ferrari and the newly established Trust Piero Ferrari entered into an adherence and amendment agreement (the “Adherence and Amendment Agreement”) to the Original Shareholders’ Agreement, whereby Trust Piero Ferrari was added as a new party to the Original Shareholders’ Agreement and certain provisions of the Original Shareholders Agreement were amended. This followed the establishment of Trust Piero Ferrari and the grant to Trust Piero Ferrari of the bare ownership of Ferrari shares as described under “—Major Shareholders” above. On January 3, 2026, Exor, Piero Ferrari and Trust Piero Ferrari entered into an Amended and Restated Shareholders’ Agreement (the “A&R Shareholders’ Agreement”) which amends, restates and replaces the Original Shareholders’ Agreement (as so amended and restated, the “Shareholders’ Agreement”). Ferrari is not a party to the Shareholders’ Agreement and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders’ Agreement based on regulatory filings made by Exor, Trust Piero Ferrari and Piero Ferrari.

Consultation

For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting of shareholders of Ferrari, Exor and Piero Ferrari will consult with each other prior to each General Meeting. For the purposes of this consultation right and duties, representatives of each of Exor and Piero Ferrari shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting. This consultation right does not include an obligation to vote in any certain way nor does it constitute a veto right in favor of Piero Ferrari. In addition, the Shareholders Agreement provides that well in advance of the convocation of the board meeting that calls any general meeting of shareholders at which candidates will be nominated for (re)appointment to the board of directors, Exor and Piero Ferrari shall consult in good faith with each other in relation to profiles of the candidates for the competent corporate bodies.

In the event of any consolidation of the usufruct and bare ownership of the shares held through Trust Pietro Ferrari, or any transfer of the usufruct to a permitted transferee, the parties shall use their best efforts to preserve such consultation rights; provided, however, that unless an exemption from the Dutch mandatory offer requirements is available, such consultation rights may be suspended in accordance with the terms of the Shareholders’ Agreement.

FSA mandatory offer rules – acting in concert

The parties to the Shareholders’ Agreement acknowledge and agree that the Dutch public offer rules, as laid down in the AFS are applicable to Ferrari and its shareholders and that, as Exor individually, and Exor and Piero Ferrari combined, had a voting interest of more than 30% prior to the date that listing and trading of Ferrari’s common shares commenced on Euronext Milan and have continuously had a voting interest of more than 30% thereafter, Exor individually, and Exor and Piero Ferrari combined, are deemed to have a controlling influence over Ferrari within the meaning of Dutch law. Accordingly, Exor individually and Exor and Piero Ferrari combined, as well as any ultimate controlling persons of either of them, benefit from an exemption from the Dutch mandatory offer requirements.

Rights of first offer

The Shareholders’ Agreement provides for reciprocal rights of first offer in connection with transfers of common shares by Exor, on the one hand, and by Piero Ferrari and Trust Pietro Ferrari (together, the “Ferrari Family”), on the other hand.

In the event that either Exor or the Ferrari Family intends to transfer (in whole or in part) its common shares in Ferrari to a third party, whether such transfer is solicited or unsolicited, the proposed transfer is subject to a right of first offer in favor of the other party. In such circumstances, the proposed transferring party is required to deliver prior written notice to the non-transferring party specifying, among other things, the number of common shares proposed to be transferred.

Following receipt of such notice, the non-transferring party has the right, within 30 business days, to make a binding, unconditional and irrevocable all-cash offer for the purchase of all (and not less than all) of the common shares proposed to be transferred, on the terms set forth in the Shareholders’ Agreement. If the non-transferring party does not submit an offer within the applicable period, the transferring party is free to proceed with the proposed transfer within four months. If the right of first offer is exercised and the offer is accepted, the parties are required to consummate the transfer within five business days following acceptance of the offer, subject to any required regulatory approvals.

If the transferring party does not accept the offer, it may proceed to transfer the relevant common shares to a third party, subject to certain timing and pricing restrictions. In particular, the transfer to third parties may be completed only at a price per share higher than the price offered by the non-transferring party, except in case the transferring party wishes to sell the shares by way of a book-build offering, in which case such book-build offering shall be launched in the relevant time period only if the volume-weighted average price of the shares on Euronext Milan during the five trading days prior to launch is not lower than 110% of the price per share offered by the non-transferring party.

The Shareholders Agreement’ further provides that the Ferrari Family’s right of first offer is subject to a limitation pursuant to which the Ferrari Family may not acquire common shares to the extent such acquisition would result in the Ferrari Family holding a voting interest exceeding 30%, and, if necessary, the offer may be for less than all of the common shares proposed to be transferred so that such threshold is not exceeded. Any common shares acquired by the Ferrari Family pursuant to such right of first offer would be held through Trust Pietro Ferrari as bare owner, with Piero Ferrari retaining the usufruct, including the associated voting and economic rights.

Special voting shares

Except for transfers to permitted transferees, the transfer of any common shares of Ferrari to a third party will result in the transfer of a corresponding number of special voting shares, in each case in accordance with the terms and conditions governing the special voting shares. The Shareholders’ Agreement does not permit the transfer of special voting shares independently of the related common shares.

Permitted transfers

The rights of first offer described above do not apply in the case of transfers of common shares to a permitted transferee. Permitted transferees include, among others, affiliates, successors and, with respect to Piero Ferrari, Trust Pietro Ferrari. Except as provided for in the Shareholders’ Agreement and for the duration of the Shareholders’ Agreement, the bare ownership and the usufruct of the common shares held through Trust Pietro Ferrari may not be transferred separately. Any permitted transferee is required to adhere to the Shareholders’ Agreement and assume the rights and obligations of the transferring party thereunder.

Term and termination

As amended and restated, the Shareholders Agreement will remain in full force and effect for an initial term of three years and will be automatically renewed for another three-year period unless terminated by either party upon written notice given at least six months prior to the end of the initial term.

The Shareholders’ Agreement will terminate earlier and cease to have any effect upon the transfer of all of the common shares held by either Exor or the Ferrari Family to a third party other than a permitted transferee, or upon the occurrence of certain other events specified in the Shareholders’ Agreement. Mr. Piero Ferrari has the right to terminate the Shareholders’ Agreement by providing 30 business days’ prior notice to Exor at his sole discretion.

Governing law and choice of courts

The Shareholders’ Agreement is governed by and must be interpreted according to the laws of the Netherlands. Any disputes arising out of or in connection with the Shareholders’ Agreement are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

Corporate Governance

Introduction
Ferrari N.V. is a public limited liability company, incorporated under the laws of the Netherlands. The Company is the holding company of the Ferrari Group following the separation of the Ferrari business from FCA, now Stellantis. In this section, the “Company” refers to Ferrari N.V. The Company qualifies as a foreign private issuer under the NYSE listing standards and its common shares are listed on the NYSE and on Euronext Milan.

In accordance with the NYSE rules, the Company is permitted to follow its home country practice with regard to certain corporate governance standards. Therefore, the Company has adopted, except as discussed below under “Compliance with Dutch Corporate Governance Code”, the best practice provisions of the updated Dutch corporate governance code issued by the Corporate Governance Code Monitoring Committee, which entered into force on January 1, 2018 (the “Dutch Corporate Governance Code”) and is applicable retroactively as from financial year 2017. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations inter alia between the board of directors of a company and its committees and the relationship with the general meeting of shareholders. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code has entered into force on January 1, 2024 and was applicable retroactively as from financial year 2023. The Corporate Governance Code was further updated in March 2025 and entered into force as from financial year 2025.

In this Annual Report, the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose, any material departure from the best practice provisions of the Dutch Corporate Governance Code in this and in its future annual reports.

For further information about culture see “—Creating Value for Our Shareholders”.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors” or the “Board”) consists of three or more directors (the “Directors”). The current Board of Directors was appointed at the annual general meeting of shareholders held on April 16, 2025. Its term of office will expire on the day of the next Annual General Meeting of Shareholders, which is currently expected to be on April 15, 2026. Each Director may be reappointed at any subsequent annual general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., Mr. John Elkann, Executive Chairman, and Mr. Benedetto Vigna, Chief Executive Officer) and ten non-executive Directors. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer. The Chief Executive Officer has day-to-day responsibility for the management of the Company and the Group.

The Board of Directors appointed the following internal committees: (i) an Audit Committee, (ii) an ESG Committee, and (iii) a Compensation Committee. On certain key operational matters, the executive Directors are supported by the Ferrari Leadership Team (hereinafter also the “FLT”), which is responsible for reviewing the operating performance of the businesses, collaborating on certain operational matters, supporting the executive Directors with their tasks and executing decisions of the Board of Directors and the day-to-day management of the Company, primarily to the extent it relates to the operational management.

Set forth below is the name, year of birth and position of each of the persons currently serving as Directors of Ferrari N.V. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Position
John Elkann	1976	Executive Chairman and Executive Director
Benedetto Vigna	1969	Chief Executive Officer
Piero Ferrari (1)	1945	Vice Chairman and Non-Executive Director
Sergio Duca (1) (2)	1947	Senior Non-Executive Director
Delphine Arnault (1)	1975	Non-Executive Director
Francesca Bellettini	1970	Non-Executive Director
Eddy Cue (1)	1964	Non-Executive Director
John Galantic	1961	Non-Executive Director
Tommaso Ghidini	1974	Non-Executive Director
Maria Patrizia Grieco (1)	1952	Non-Executive Director
Adam Keswick (1)	1973	Non-Executive Director
Mike Volpi	1966	Non-Executive Director
_____________________________
(1)Reappointed in view of each Board member’s contributions to the Board of Directors in the past nine years and because each Non-Executive Director’s background, specific skills and experience continues to be valuable to the Company on the basis of each Board member’s biography (shown herein below) and the relevant skills that they could bring to the Company (set out in the table herein below).
(2)The Board of Directors has resolved to appoint Sergio Duca as chairman of the Board, as referred to in the Dutch Civil Code (the “DCC”), who will in such capacity have the title Chair (Voorzitter).
Ten Directors currently qualify as independent (representing a majority) for purposes of NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and nine Directors qualify as independent (representing a majority) for purposes of the Dutch Corporate Governance Code. In percentage terms, the share of independent members of the non-executive Board members according to the NYSE rules is 100% (ten out of ten) whereas according to the Dutch Corporate Governance Code the percentage is 90% (nine out of ten).

Please see “—Diversity Policy” below for a chart representing the Board’s gender and age as of December 31, 2025.

According to the applicable laws and the Regulation of the Board, no works council or similar employee participation bodies are required to be established at the Company.

The Board of Directors has resolved to grant the following titles:

•John Elkann: Chairman of the Company;
•Benedetto Vigna: Chief Executive Officer;
•Piero Ferrari: Vice-Chairman and Non-Executive Director, and
•Sergio Duca: Chair of the Board (Voorzitter) and Senior Non-Executive Director.
The following members are independent within the meaning of the Dutch Corporate Governance Code and NYSE rules:

•Delphine Arnault: Non-Executive Director;
•Francesca Bellettini: Non-Executive Director;
•Eddy Cue: Non-Executive Director;
•Sergio Duca: Senior Non-Executive Director;
•John Galantic: Non-Executive Director;
•Tommaso Ghidini: Non-Executive Director;
•Maria Patrizia Grieco: Non-Executive Director;
•Adam Keswick: Non-Executive Director, and
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

In 2025, there were five meetings of the Board of Directors. The attendance rate at these meetings was 98.33 percent.

Summary biographies for the current Directors of Ferrari are included below:

John Elkann (Chairman of the Company and executive Director) – Mr. John Elkann is Chief Executive Officer of Exor and Chairman of Stellantis N.V.. Elkann earned a scientific baccalauréat from Lycée Victor Duruy in Paris and an engineering degree from Politecnico di Torino. He began his career in 2001 at General Electric, gaining international experience in Asia, Europe, and North America. As Ferrari’s Chairman (since 2018) he has been bolstering the company’s leadership in innovation, luxury and sport competitions while preserving its iconic legacy. Elkann joined Fiat Group in 2003 and contributed to its growth and the eventual creation of Stellantis in 2021, one of the world’s largest automotive groups. In 2009 Elkann established Exor, which is today the largest shareholder of companies such as CNH and Philips, in addition to Ferrari and Stellantis. In 2023, he founded Lingotto, a long-term investment management company. Elkann is a board member of Meta, and a trustee of MoMA. He chairs the Agnelli Foundation, a philanthropy focused on education. He is also a member of JP Morgan International Council and of Allianz International Advisory Board.

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

Born in 1945, Italian citizenship.

Sergio Duca (Chairman of the Board of Directors and Senior Non-Executive Director) – Mr. Sergio Duca is a member of the Statutory Auditors of Ferrovie dello Stato Italiane S.p.A. since 2022. He also serves as Chairman of the board of auditors of ISPI (Institute for the Study of International Politics), as well as a member of the board of auditors of the Intesa San Paolo Foundation Onlus. Mr. Duca has previously served as director of Tofaş Türk Otomobil Fabrikasi Anonim Şirketi from 2018 until April 2024, independent director of OSAI Automation System S.p.A. from November 2020 until October 2024, member of the board of Nedcommunity association from May 2019 until May 2022, member of the Statutory Auditors of BasicNet S.p.A. from 2017 until March 2022, Chairman of the Board of Statutory Auditors of Enel S.p.A. from April 2010 until May 2019, Chairman of the Board of Directors of Orizzonte SGR S.p.A. from 2008 until 2016, Chairman of the Board of Statutory Auditors of Exor S.p.A. until May 2015, Chairman of the Board of Statutory Auditors and effective auditor of GTech until April 2015, member of the Board of ASTM S.p.A. and Chairman of the Audit Committee of ASTM S.p.A. from 2010 until 2013, Chairman of the Board of Statutory Auditors of Tosetti Value SIM and an independent director of Sella Gestione SGR until April 2010. From 1997 until July 2007, Mr. Duca was the Chairman of PricewaterhouseCoopers S.p.A. In addition, he has previously served as Chairman of the board of auditors of the Fondazione per la Scuola of Compagnia di San Paolo until February 2022, Chairman of the board of auditors of the Silvio Tronchetti Provera Foundation, Chairman of the board of auditors of Compagnia di San Paolo until May 2016, member of the Edison Foundation’s advisory board and the University Bocconi in Milan’s development committee, as well as Chairman of the Bocconi’s Alumni Association’s board of auditors and a member of the board of auditors of the ANDAF (Italian Association of Chief Financial Officers). As a certified chartered accountant and auditor, he acquired broad experience through the PricewaterhouseCoopers network as the external auditor of a number of significant Italian listed companies. Mr. Duca graduated with honors in Economics and Business from University Bocconi in Milan.

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

Born in 1975, French citizenship.

Francesca Bellettini (non-executive Director) – Since September 2025, Francesca Bellettini is President and Chief Executive Officer of Gucci, part of the Kering Group, and since 2013 she has been a member of the Kering Group Executive Committee. Ms. Bellettini joined the Kering Group in 2003, holding different executive roles. From 2023 to 2025, she was Deputy Chief Executive Officer of the Kering Group, and from 2013 to 2024 she was President and Chief Executive Officer of Yves Saint Laurent. In 2008, she joined Bottega Veneta, Italy, as Worldwide Merchandising Director and from 2010 she became Worldwide Merchandising-Communication Director based in Switzerland. From 2003 until 2008, she worked at Gucci, Italy first as Assistant to the President and Managing Director and, from 2005, as Strategic Planning Director and Associate Worldwide Merchandising Director. From 1999 until 2002, Ms. Bellettini worked in the Prada Group, Italy, first in the Planning and New Business Development Division of Prada and, in 2002, as Operations Manager of Helmut Lang. Previously, she worked in Compass Partners International, UK from 1998 to 1999, in Deutsche Morgan Grenfell, UK from 1996 to 1998 and in Goldman Sachs International, UK from 1994 to 1996. While graduating, she had an internship in Citibank, Italy in 1994. Ms. Bellettini graduated in Business Administration with a focus on Finance from Bocconi University, Italy.

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

Born in 1961, American and Swiss citizenship.

Tommaso Ghidini (non-executive Director) – Tommaso Ghidini has been the Head of the Mechanical Department at the European Space Agency (ESA) since January 2023. He leads engineers, managers, and scientists, providing core expertise in critical engineering disciplines for all current ESA space missions and technology development programs. His work also has direct applications in non-space industrial sectors, including automotive and motorsport, aviation, mobility, and defense. Before joining ESA, he worked at Airbus, contributing to major European aerospace programs, including the A380, A350, and A400M civil and military aircraft, and at the German Aerospace Centre (DLR), focusing on structural mechanics, advanced materials, and manufacturing technologies. He holds a mechanical engineering master’s degree from the University of Parma, Italy, and a Ph.D. in Engineering Mechanics from the University of Paderborn, Germany, conducted at the Institute of Materials Research of DLR. His expertise spans high-performance engineering, strategic technology development, and cross-industry innovation. In addition to his institutional role, he is an Adjunct Professor at Politecnico di Milano and serves as a Board Member of the same university. He also sits on the Advisory Boards of leading international research centers and industrial institutions in Europe and the U.S., driving advancements in aerospace, transportation, and energy technologies. A multi-award-winning author and a licensed pilot of both airplanes and gliders, Dr. Ghidini was appointed in 2023 as an Officer of the Selected Reserve of the Italian Air Force with the rank of Lieutenant Colonel in the Aeronautical Engineering Corps, where he actively contributes to the advancement of disruptive aerospace technologies and global competitiveness.

Born in 1974, Italian citizenship.

Maria Patrizia Grieco (non-executive Director) – Maria Patrizia Grieco has been the Chairperson of the Board of Directors of Anima Holding since March 2023. She has been also Honorary Chairperson and member of the Executive Board of Assonime (the association of the Italian joint stock companies) since October 2025. From June 2021 to October 2025 she was Chairperson of Assonime. From May 2020 to March 2023 she was the Chairperson of the Board of Directors of Banca Monte dei Paschi di Siena and from May 2014 to May 2020 she was the Chairperson of the Board of Directors of Enel, the Italian company world leader in the utilities sector. Having graduated in Law from the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager with the task of reorganizing and repositioning the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013 she was Chief Executive Officer of Olivetti, where she also held the role of Chairperson from 2011. She has been a member of the Board of Directors of Fiat Industrial, CIR and Endesa S.A. and currently serves on the Board of Ferrari and Amplifon. Mrs. Grieco is also a member of the Board of Directors of Bocconi University. Maria Patrizia Grieco was Chairperson of the Italian Corporate Governance Committee from 2017 to 2021. During her mandate, the new Corporate Governance Code for Italian listed companies was issued. In the framework of the G20 Italy, she was Chair of the “Integrity & Compliance” Task Force of the B20 Italy, which provided pragmatic solutions that embraced the renewed concepts of integrity and compliance, to create a better future through inclusion and positive impact. She was also a member of the G20 Business Advisory Board for the Italian Presidency, led by The European House - Ambrosetti. The Board supported the Italian Prime Minister providing contributions to the G20 agenda.

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

Born in 1966, American citizenship.

As of December 31, 2025, the members of the Board of Directors had, among other skills, the skills shown in the table below:

Skill Area	Corporate governance and risk management	Financial and accounting	Corporate management	Digital and cybersecurity	Innovation	ESG	Automotive and motorsport industry knowledge	Luxury goods industry knowledge
John Elkann (Executive Chairman and Executive Director)	x	x	x		x	x	x	x
Benedetto Vigna (Chief Executive Officer)	x		x	x	x	x	x	x
Piero Ferrari (Vice Chairman and non-Executive Director)	x		x				x	x
Sergio Duca (Senior Non-Executive Director)	x	x	x			x	x
Delphine Arnault (Non-Executive Director)	x	x	x			x		x
Francesca Bellettini (Non-Executive Director)	x	x	x					x
Eddy Cue (Non-Executive Director)	x		x	x	x	x
John Galantic (Non-Executive Director)	x		x			x		x
Tommaso Ghidini (Non-Executive Director)	x		x	x	x		x
Maria Patrizia Grieco (Non-Executive Director)	x	x	x			x	x

Adam Keswick (Non-Executive Director)	x	x	x			x
Mike Volpi (Non-Executive Director)	x		x	x	x	x

All Board Members have knowledge and expertise on business ethics, corporate governance and regulatory affairs. Moreover, more than half of Board Members have developed experience in social engagements and environmental issues. With these skills they oversee sustainability matters and manage impacts, risks and opportunities.

As of December 31, 2025, the Board of Directors and its committees were composed of twelve Directors as shown in the table below:

Directors	Nationality	Executive	Non Executive	Independent		Committees			Directors first term from (1)	Directors current term from	Roles in other listed companies (4)
				NYSE Rules	Dutch Code	Audit	Compensation	ESG
John Elkann (Executive Chairman and Executive Director)	IT	x						x	April 15, 2016 (2)	April 16, 2025	3
Benedetto Vigna (Chief Executive Officer)	IT	x							September 16, 2021 (3)	April 16, 2025	0
Piero Ferrari (Vice Chairman)	IT		x	x			x		January 2, 2016	April 16, 2025	1
Sergio Duca (Chair of the Board and Senior Non-Executive)	IT		x	x	x	x			January 2, 2016	April 16, 2025	0
Delphine Arnault	FR		x	x	x			x	April 15, 2016	April 16, 2025	2
Francesca Bellettini	IT		x	x	x	x			April 16, 2020	April 16, 2025	0
Eddy Cue	US		x	x	x		x	x	January 2, 2016	April 16, 2025	0
John Galantic	US, CH		x	x	x		x		April 16, 2020	April 16, 2025	0
Tommaso Ghidini	IT		x	x	x				April 16, 2025	April 16, 2025	0
Maria Patrizia Grieco	IT		x	x	x	x			April 15, 2016	April 16, 2025	2
Adam Keswick	UK		x	x	x				April 15, 2016	April 16, 2025	1
Mike Volpi	US		x	x	x				April 14, 2023	April 16, 2025	2
_____________________________
(1)References in this table to Directors refer to Ferrari N.V. The Board of Directors is appointed annually on each annual general meeting of shareholders
(2)Mr. John Elkann is Executive Director from April 12, 2019.
(3)Mr. Benedetto Vigna was confirmed as Chief Executive Officer by the Board of Directors as of April 16, 2025.
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

Since incorporation Ferrari has had, and it intends to continue to have, its place of effective management in Italy. It will therefore be a tax resident of Italy under both Italian tax law and Article 4 of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation with respect to taxes on income and on capital of 1980.

Share Capital

The authorized share capital of Ferrari is seven million five hundred thousand Euro (€7,500,000), divided into three hundred seventy five million (375,000,000) Ferrari common shares, nominal value of one Euro cent (€0.01) per share and an equal number of special voting shares, nominal value of one Euro cent (€0.01) per share.

Following the Capital Markets Day held in 2022, on July 1, of the same year, Ferrari announced a multi-year share buyback program of approximately Euro 2 billion to be executed by 2026 and replacing its previous share buyback program (the “Prior Program”). The first tranche of the Prior Program, of up to Euro 150 million, was launched on July 1, 2022 and completed on November 30, 2022. The second tranche of the Prior Program, of up to Euro 200 million, was launched on December 2, 2022 and completed on June 26, 2023. The third tranche of the Prior Program, of up to Euro 200 million, was launched on July 3, 2023 and completed on October 19, 2023. The fourth tranche of the Prior Program, of up to Euro 350 million, was launched on November 8, 2023 and was completed on June 26, 2024. The fifth tranche of the Prior Program, of up to Euro 250 million, was launched on July 1, 2024 and was completed on November 26, 2024. The sixth tranche of the Prior Program, of up to Euro 150 million, was launched on December 6, 2024 and was completed on February 20, 2025. The seventh tranche of the Prior Program was announced on February 26, 2025, when Ferrari participated as a purchaser in the accelerated bookbuild offering (“ABO”) of Ferrari common shares made by Exor, repurchasing 666,666 common shares offered in the ABO for a total consideration of Euro 299,999,700. The eighth tranche of the Prior Program, of up to Euro 360 million, was launched on August 22, 2025 and was completed on December 12, 2025. Following the Capital Markets Day held on October 9, 2025, Ferrari announced a new multi-year share buyback program of approximately Euro 3.5 billion, expected to be executed by 2030 (the “New Program”). The first tranche of the New Program, of up to Euro 250 million, started on January 5, 2026 and is expected to end no later than May 15, 2026.

As of December 31, 2025, Ferrari’s common shares held in treasury amounted to 16,644,606. As of the same date, the Company held in treasury 9.07 percent of its total issued share capital including the common shares and the special voting shares. For additional information on the abovementioned share repurchase program, refer to “Other Information—Additional Information—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

A delegation of authority to the Board of Directors to authorize the issuance of common shares without pre-emptive rights enabled Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights for a period of five years from January 2, 2016 up to and including January 1, 2021. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time. The authorization was renewed on an annual basis by the Annual General Meetings in 2020 and subsequent years. Pursuant to the resolution of the Annual General Meeting held on April 16, 2025, the authorization has been further renewed for the period starting from April 16, 2025 up to and including October 15, 2026.

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

Ferrari currently has no anti-takeover measures in place.
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

The Board of Directors is a one-tier board and consists of three or more members, comprising both members having responsibility for the day-to-day management of Ferrari (executive Directors) and members not having such day-to-day responsibility (non-executive Directors). The tasks of the executive and non-executive Directors in a one-tier board such as Ferrari’s Board of Directors may be allocated under or pursuant to the Ferrari Articles of Association, provided that the general meeting has stipulated whether each such Director is appointed as executive or as non-executive Director and furthermore provided that the task to supervise the performance by the Directors of their duties can only be performed by the non-executive Directors. In addition, an executive Director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive Directors or nominating Directors for appointment. Tasks that are not allocated fall within the power of the Board of Directors as a whole. Regardless of an allocation of tasks, all Directors remain collectively responsible for the proper management and strategy of Ferrari (including supervision thereof in case of non-executive Directors). The Board of Directors may determine that one or more Directors can lawfully adopt board resolutions concerning matters belonging to his or their duties.

Ferrari has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the remuneration policy, the Board of Directors may determine the remuneration for the Directors in respect of the performance of their duties. The Board of Directors must submit to the Annual General Meeting of Shareholders for its approval plans to award shares or the right to subscribe for shares. The policy was amended as approved by the Annual General Meeting of Shareholders held on April 16, 2020 to implement changes necessary pursuant to the implementation of the EU Directive 2017/828 into Dutch law. The amended remuneration policy, as adopted by the 2020 Annual General Meeting of Shareholders, builds upon the previous remuneration policy (as partially amended and as approved by the Annual General Meeting of Shareholders held on April 14, 2017) and no material changes were made compared to the previous remuneration policy. In addition, the amended policy provided for the Board of Directors to issue stock ownership guidelines applicable to Directors and employees. Pursuant to the resolution of the Annual General Meeting held on April 17, 2024, the remuneration policy of the Board of Directors has been amended to comply with Dutch legislation, which requires remuneration policies to be submitted for approval every four years. This updated remuneration policy builds upon the previous one, with no material changes to the Director’s remuneration.

Ferrari shall not grant the Directors any personal loans or guarantees.

Share Ownership

The number of shares directly and indirectly owned by members of the Board of Directors on February 4, 2026 is set forth in the table below.

Name	Common Shares	% of Common Shares Outstanding	Special Voting Shares	% of Special Voting Shares Outstanding
Piero Ferrari (1)	18,894,295	10.67	18,892,160	14.69
John Elkann	34,740	(*)	—	—
Benedetto Vigna	30,204	(*)	—	—
Delphine Arnault	2,803	(*)	—	—
Eddy Cue	2,692	(*)	—	—
John Galantic	100	(*)	—	—
Adam Keswick	2,643	(*)	—	—
Mike Volpi	7,560	(*)	—	—
_____________________________
(*) Common shares held represent less than 1 percent of our common shares outstanding as of February 4, 2026.
(1) As discussed under “Major Shareholders” in this Annual Report, this refers to 18,894,295 common shares and 18,892,160 special voting shares over which Mr. Piero Ferrari has usufruct. Trust Piero Ferrari has the bare ownership of such common shares and special voting shares.

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

The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC and Section 2(3) of the Dutch Decree on the Establishment of an audit committee. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent registered public accounting firm of the Company, the Chief Financial Officer, the Chief Internal Audit, Risk and Compliance Officer, and the Head of Internal Audit are required to attend its meetings, while the Chief Executive Officer is free, but not required, to attend the meetings of the Audit Committee, unless the Audit Committee determines otherwise, and shall attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee shall meet with the independent auditor at least once per year outside the presence of the executive Directors and management. Furthermore, an independent third party shall make an assessment of the performance of the Audit Committee at least every five years.

In 2025, the Audit Committee met 8 times and the average attendance rate was 95.83 percent. At these meetings several matters were discussed, including the Audit Committee’s role and responsibilities, the Company’s financial control and risk framework, risk assessment, internal control over financial reporting pursuant to the applicable rules, and a financial overview of operating results. In particular, the Audit Committee reviewed Ferrari’s periodic and yearly financial results and, with the assistance of the Chief Financial Officer and other Company officers, focused on key accounting and reporting matters as well as the main business drivers.

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

In 2025, the Compensation Committee met twice with 100 percent attendance of its members at such meeting. The Compensation Committee reviewed the compensation report. Further information on the activities of the Compensation Committee is included in the compensation report. In particular, during 2025, the Compensation Committee reviewed and approved the 2024 Short Term Incentive, the final KPIs for the Equity Incentive Plan 2022-2024, the new 2025 Company Performance Factor, the new Equity Incentive Plan 2025-2027, the 2024 Compensation Report and certain Executive Directors’ remuneration. See “Remuneration of Directors” for additional information.

The ESG Committee

As stated in the Charter of the ESG Committee, the ESG Committee is responsible for, among other things, assisting and advising the Board of Directors, and acting under authority delegated by the Board of Directors, with respect to: (i) drawing up the selection criteria and appointment procedures for members of the Board of Directors; (ii) periodic assessment of the size and composition of the Board of Directors and as appropriate making proposals for a composition profile of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals to the non-executive members of the Board of Directors for the nomination and re-nomination of directors to be elected by the shareholders; (v) supervision of the policy on the selection and appointment criteria for senior management and on succession planning, and (vi) monitoring, evaluation and reporting on the strategy, targets, achievements, disclosures and reports relating to ESG matters globally of the Company and its subsidiaries.

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

In 2025, the ESG Committee met once with 100 percent attendance of its members at such meeting. The Committee reviewed the Board of Directors’ and Committee’s assessments, the Sustainability achievement and objectives, and the recommendations for Directors’ election.

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

Conflict of Interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved by the Board of Directors. In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest. In 2025, there were no transactions in which there were conflicts of interest with management board members or supervisory board members, other than ordinary course compensation arrangements.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8 of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual, and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor would be considered a significant shareholder.

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

Finally, Mr. Ferrari is the non-executive Chairman of COXA S.p.A., from which Ferrari purchases components for Formula 1 racing cars, and of HPE S.r.l., which provides consultancy engineering services to Ferrari, see Note 28 “Related Party Transactions” to our Consolidated Financial Statements.

Loyalty Voting Program

In connection with the Separation from FCA, Ferrari issued special voting shares with a nominal value of one Euro cent (€0.01) per share, to FCA, Piero Ferrari and FCA shareholders holding FCA special voting shares prior to the Separation including Exor, in addition to Ferrari common shares.

As of February 4, 2026, Exor held approximately 32.32 percent of the voting power in the Company, Trust Piero Ferrari, a Jersey trust established by Piero Ferrari, held approximately 16.17 percent of the voting power in Ferrari and public shareholders held approximately 51.51 percent of the voting power in the Company. The percentages of voting power above are calculated based on the number of outstanding shares net of treasury shares. For more information on the Separation, see “Overview—History of the Company”.

Subject to meeting certain conditions, our common shares can be registered in our loyalty register (the “Loyalty Register”) and all such common shares may qualify as qualifying common shares (“Qualifying Common Shares”). The holder of Qualifying Common Shares is entitled to receive without consideration one special voting share in respect of each such Qualifying Common Share. Pursuant to the Terms and Conditions, and for so long as the Ferrari common shares remain in the Loyalty Register, such Ferrari common shares shall not be sold, disposed of, transferred, except in very limited circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers—defined in the Terms and Conditions as “Loyalty Transferee”), but a shareholder may create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Ferrari common shares, provided that the voting rights in respect of such Ferrari common shares and any corresponding special voting shares remain with such shareholder at all times. Ferrari’s shareholders who want to directly or indirectly sell, dispose of, trade or transfer such Ferrari common shares or otherwise grant any right or interest therein, or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Ferrari common shares with a potential transfer of voting rights relating to such encumbrances will need to submit a de-registration request as referred to in the Terms and Conditions, in order to transfer the relevant Ferrari common shares to the regular trading system (the “Regular Trading System”) except that a Ferrari shareholder may transfer Ferrari common shares included in the Loyalty Register to a Loyalty Transferee (as defined in the Terms and Conditions) of such Ferrari shareholder without transferring such shares from the Loyalty Register to the Regular Trading System.

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

Liability for Further Capital Calls

All of the outstanding Ferrari common shares and special voting shares are fully paid and non-assessable.

Additional Issuances and Rights of Preference

Issuance of Shares

The general meeting of shareholders of Ferrari (the “General Meeting”) has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of Ferrari. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of Ferrari may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the Ferrari Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. The Board of Directors has been designated by the Ferrari Articles of Association as the competent body to issue Ferrari common shares and special voting shares up to the maximum aggregate amount of the Ferrari authorized share capital for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional consecutive periods of up to a maximum of five years each. The authorization was renewed on an annual basis by the Annual General Meetings in 2020 and subsequent years. Pursuant to the resolution of the Annual General Meeting held on April 16, 2025, the authorization has been further renewed for the period starting from April 16, 2025 up to and including October 15, 2026.

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

The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari

Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. The authorization was renewed on an annual basis by the Annual General Meetings in 2020 and subsequent years. Pursuant to the resolution of the Annual General Meeting held on April 16, 2025, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 16, 2025 up to and including October 15, 2026.

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

At a General Meeting, the shareholders may resolve to designate the Board of Directors of Ferrari as the competent body to resolve on Ferrari acquiring any Ferrari’s fully paid-up Ferrari common shares other than for no consideration (om niet) for a period of up to 18 months.

Ferrari may, jointly with its subsidiaries, hold Ferrari shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of such Ferrari shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Ferrari shares held by Ferrari in excess of the amount permitted shall transfer to all members of the Board of Directors jointly at the end of the last day of such three-year period. Each member of the Board of Directors shall be jointly and severally liable to compensate Ferrari for the value of the Ferrari shares at such time, with interest at the statutory rate thereon from such time. The term Ferrari shares in this paragraph shall include depositary receipts for shares and shares in respect of which Ferrari holds a right of pledge.

No votes may be cast at a General Meeting on the Ferrari shares held by Ferrari or its subsidiaries. Also, no voting rights may be cast at a General Meeting in respect of Ferrari shares for which depositary receipts have been issued that are owned by Ferrari. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by Ferrari and its subsidiaries in Ferrari’s share capital are not excluded from the right to vote on such shares, if the right of usufruct or pledge was granted prior to the time such shares were acquired by Ferrari or its subsidiaries. Neither Ferrari nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.

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

Holders of special voting shares will not receive any dividend in respect of the special voting shares. However, Ferrari maintains a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. This allocation establishes a reserve for the amount that would otherwise be paid. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special dividend reserve or the partial or full release of such reserve requires a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

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

Convocation Notice and Agenda

General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 15 days before the meeting or 42 days if shares of Ferrari or depositary receipts issued with cooperation of Ferrari have been admitted to trading on the Euronext Milan or another regulated market as referred to in Article 1:1 of the AFS. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the General Meeting must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by one or more shareholders representing at least three percent of the issued share capital of the company. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the

Board of Directors at least 60 days before the day of the meeting. The agenda of the annual general meeting of shareholders shall contain, inter alia, the following items:

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
h.if applicable, discussion of any substantial change in the corporate governance structure of the Company, and
i.any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.

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
•the aggregate number of votes validly cast, and
•the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Limitations on rights of non-resident or foreign shareholders

There are no limitations imposed by Dutch law or by the Ferrari Articles of Association on the rights of non-resident or foreign shareholders to hold or vote Ferrari common shares.

Shareholders’ Votes on Certain Transactions

Any important change in the identity or character of Ferrari must be approved by the General Meeting, including (i) the termination transfer to a third party of the business of Ferrari or practically the entire business of Ferrari; (ii) the entry into or breaking off of any long-term cooperation of Ferrari or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Ferrari, and (iii) the acquisition or disposal by Ferrari or a subsidiary of an interest in the capital of a company with a value of at least one-third of Ferrari’s assets according to the consolidated statement of financial position with explanatory notes included in the last adopted annual accounts of Ferrari.

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

Dissolution and Liquidation

The General Meeting may resolve to dissolve Ferrari, upon a proposal of the Board of Directors. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is present or represented at the meeting. In the event of dissolution, Ferrari will be liquidated in accordance with Dutch law and the Ferrari Articles of Association and the liquidation shall be arranged by the members of the Board of Directors, unless the General Meeting appoints other liquidators. During liquidation, the provisions of the Ferrari Articles of Association will remain in force as long as possible.

If Ferrari is dissolved and liquidated, whatever remains of Ferrari’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the special dividend reserve), to holders of Ferrari common shares in proportion to the aggregate nominal value of the Ferrari common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the Ferrari common shares will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them, and, lastly, any balance remaining will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them.

Liability of Directors

Under Dutch law, the management of a company is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to Ferrari for damages in the event of improper or negligent performance of their duties. Further, members of the Board of Directors can be held liable to third parties based on tort, pursuant to certain provisions of the DCC. All Directors are jointly and severally liable for failure of one or more co-Directors. An individual Director is only exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement and that he has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks between the Directors. In certain circumstances, Directors may incur additional specific civil and criminal liabilities.

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

Dutch Corporate Governance Code

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (including the General Meeting). The Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) sustainable long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting, and (v) one-tier governance structure.

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

The Dutch Corporate Governance Code has been revised in December 2016 and the revised Dutch Corporate Governance Code entered into force on January 1, 2018, being applicable retroactively as from the financial year 2017. Consequently, Ferrari has reported in 2018 regarding its application of the revised Dutch Corporate Governance Code with respect to the financial year 2017. On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the Dutch Corporate Governance Code. The updated Dutch Corporate Governance Code has entered into force on January 1, 2024 and is applicable retroactively as from financial year 2023. The Corporate Governance Code was further updated in March 2025 and entered into force as from financial year 2025.

Disclosure of Holdings under Dutch Law

Home member state for purposes of the EU Transparency Directive

The Netherlands is Ferrari’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). Due to the listing of the Ferrari common shares on Euronext Milan, we are subject to financial and other reporting obligations under the AFS and the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), which both implement the EU Transparency Directive in the Netherlands.

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
•voiding a resolution adopted by the General Meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding, and
•an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Ferrari. Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.
Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Mandatory Bid Requirement

Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30 percent or more of Ferrari’s voting rights will be obliged to launch a public offer for all outstanding shares in Ferrari’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, had an interest of at least 30 percent of Ferrari’s voting rights before the shares were first listed on the Euronext Milan, and who still maintained such an interest after such first listing. Immediately after the first listing of Ferrari common shares on the Euronext Milan, Exor held more than 30 percent of Ferrari’s voting rights. Therefore, Exor’s interest in Ferrari was grandfathered and the exception that applies to it will continue to apply to it for as long as its holding of shares represents over 30 percent of Ferrari’s voting rights.

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

Compulsory Acquisition

Pursuant to Section 2:92a of the DCC, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Ferrari may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

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

Disclosure of Trades in Listed Securities

Disclosure under Dutch Law

Pursuant to the AFS and Regulation (EU) No 596/2014 (the “Market Abuse Regulation”), each of the members of the Board of Directors and any other person discharging managerial responsibilities within Ferrari and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Ferrari and who has regular access to inside information relating, directly or indirectly, to Ferrari (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to Ferrari common shares, special voting shares or financial instruments, the value of which is (in part) determined by the value of Ferrari common shares or special voting shares.

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

Ferrari is required to make inside information public. Inside information is precise information directly or indirectly relating to the issuer or the trade in its securities which has not yet been made public and publication of which could significantly affect the trading price of the securities. Ferrari must also provide CONSOB with this inside information at the time of publication. Furthermore, Ferrari must without delay publish the inside information on its website and keep it available on Ferrari’s website for at least five years.

It is prohibited for any person to make use of inside information by conducting, effecting or attempting to conduct or effect a transaction in relevant financial instruments. In addition, it is prohibited for any person to pass on inside information relating to Ferrari or the trade in its securities to a third party or to recommend or induce, on the basis of inside information, any person to conduct a transaction in securities of Ferrari. Furthermore, it is prohibited for any person to manipulate or attempt to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the securities. The provisions of the Market Abuse Regulation concerning insider trading and manipulation of the market are self-executing and immediately applicable Italian law. Moreover, in March 2017 CONSOB revised certain regulatory provisions contained in the Issuers’ Regulation no. 11971/1999 in light of the Market Abuse Regulation

Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.

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

Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the DCC as often as the Board of Directors, the Chairman or the Chief Executive Officer deems it necessary to hold them or as otherwise required by Dutch law, without prejudice to what has been provided in the next paragraph hereof.

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

Pursuant to Dutch law, the board of a listed company has the power to invoke a cooling-off period of up to 250 days in the event of (i) a request by one or more shareholders for consideration of a proposal to appoint, suspend or dismiss one or more members of the board, or (ii) when an unsolicited public bid has been announced or made for the shares of the listed company. The decision by the board to invoke the cooling-off period is subject to supervisory board approval. To invoke the cooling-off period, the request under (i) or the public bid under (ii) must in the view of the board be substantially contrary to the interest of the listed company and its affiliated enterprises.

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
h.if applicable, discussion of any substantial change in the corporate governance structure of the Company, and
i.any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.
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
c.the aggregate number of votes validly cast, and
d.the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

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

In addition, the general meeting of shareholders or the Board of Directors, if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.

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

Pursuant to the resolution of the Annual General Meeting held on April 16, 2025, the Board of Directors has been authorized to issue common shares in the capital of the Company and to grant rights to subscribe for common shares in the capital of the Company. This authorization is limited in respect of common shares to 10 percent of the issued common shares for general corporate purposes as of the date of the 2025 Annual General Meeting (i.e. April 16, 2025), which can be used for any and all purposes necessary in the opinion of the Board of Directors. The authorization has been granted for a period of 18 months starting from the date of the 2025 Annual General Meeting of Shareholders on April 16, 2025 up to and including October 15, 2026. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. Pursuant to the resolution of the Annual General Meeting held on April 13, 2022, the Board of Directors has been further authorized to issue special voting shares in the capital of the Company and to grant rights to subscribe for special voting shares in the capital of the Company. This authorization is limited in respect of special voting shares to 10 percent of the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital. The authorization has been granted for a period of 5 years starting from the date of the 2022 Annual General Meeting of Shareholders on April 13, 2022 up to and including April 12, 2027.

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

Ferrari Leadership Team

On certain key operational matters, the CEO is supported by the FLT. The FLT is an executive committee aimed at ensuring the effectiveness of Ferrari’s operational and day-to-day management as well as the strategic alignment between the Board of Directors and the management, in turn providing the CEO with the necessary support to review the Company’s business performance, execute the decisions of the Board of Directors promptly, and coordinate operational matters across different areas of the Company. Namely, these include industrial, HR, communication, legal, product development, marketing and commercial, racing revenues, research and development, lifestyle, internal audit, risk and compliance, design, purchasing and quality, finance and Scuderia Ferrari.

Contacts between non-executive Directors and the FLT are maintained through regular meetings, where FLT members provide operational and strategic updates to ensure oversight and informed decision-making. This approach fosters collaboration and a continuous exchange of information between governance and management functions. Set forth below are the names, year of birth and position of each of the members of the FLT of Ferrari. Unless otherwise indicated, the business address of each person listed below will be c/o Ferrari, Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

Name	Year of Birth	Gender	Position
John Elkann	1976	Male	Executive Chairman and Executive Director
Benedetto Vigna	1969	Male	Chief Executive Officer
Antonio Picca Piccon	1964	Male	Chief Financial Officer
Davide Abate	1984	Male	Chief Industrial Officer
Michele Antoniazzi	1969	Male	Chief Human Resources Officer
Carlo Daneo	1968	Male	General Counsel
Gianmaria Fulgenzi	1969	Male	Chief Product Development Officer
Enrico Galliera	1966	Male	Chief Marketing and Commercial Officer
Lorenzo Giorgetti	1970	Male	Chief Racing Revenue Officer
Ernesto Lasalandra	1972	Male	Chief Research & Development Officer
Maria Carla Liuni	1968	Female	Chief Brand Officer
Marco Lovati	1972	Male	Chief Internal Audit, Risk and Compliance Officer
Flavio Manzoni	1965	Male	Chief Design Officer
Maria Conti	1979	Female	Chief Communications Officer
Angelo Pesci	1974	Male	Chief Purchasing & Quality Officer
Frédéric Vasseur	1968	Male	Scuderia Ferrari Team Principal & General Manager
All FLT members are executive officers.

Summary biographies for the current members of the FLT are included below:

John Elkann. See the “—Board of Directors” section above.

Benedetto Vigna. See the “—Board of Directors” section above.

Antonio Picca Piccon. Mr. Antonio Picca Piccon has held the role of Chief Financial Officer since July 2018. Before joining Ferrari, he held the position of CFO in Ariston Thermo Group, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and FCA, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (then FCA Bank and now CA Auto Bank) and Group Treasurer and Head of Financial Services for FCA. He started his career in banking, in various positions within Sanpaolo IMI group. He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Mr. Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.

Davide Abate. Mr. Davide Abate has served as Chief Industrial Officer since May 2025. Previously he held the position of Chief Technologies and Infrastructures Officer from January 2022, Head of Technologies at Ferrari from October

2020, and various managerial roles in the manufacturing area such as Head of Prototype Construction from 2017 to 2020. Prior to joining Ferrari in 2012, he covered technical managerial roles at Ducati Motor Holding. Mr. Abate holds the Ferrari Corporate Executive MBA from the Bologna Business School and a master in Process Engineering at Bocconi School of Management, as well as a masters’ degree in Automotive Engineering from the Turin Polytechnic.

Michele Antoniazzi. Mr. Michele Antoniazzi has held the role of Chief Human Resources Officer since April 2016. Before joining Ferrari, he held several senior roles in Magneti Marelli, becoming the Human Resources Director of the Automotive Lighting business line in 2012. Prior to that experience he was the Human Resources Director of the Suspension Systems business line from 2009 to 2012 and the Head of Organizational Development for the Sector Magneti Marelli from 2006 to 2012. He graduated from the University of Padova with a degree in Industrial and Organizational Psychology.

Carlo Daneo. Carlo Daneo is General Counsel since July 2015, a member of the Board of Directors of Ferrari North America Inc. since February 2017 and Data Protection Officer of the Ferrari Group from February 2018. He held the position of Chairman of the Supervisory Body of Ferrari S.p.A. from August 2015 until the end of 2024. Prior to joining Ferrari, he held several senior positions in the Fiat Chrysler Automobiles (FCA) legal area, including the role of Senior Vice President and Legal Counsel in Finance and Financial Services of FCA from 2008 until 2015 and the role of General Counsel in Fiat Chrysler Finance S.p.A. (previously Fiat Finance S.p.A.) from 2003 to 2015. He started his career in 1995 with a work experience at the United Nations at the International Trade Center Unctad / WTO in Geneva and since 1996 in the legal profession in law firms with experience in the Corporate, Finance and Capital Markets areas in primary international law firms in Italy and abroad until 2003. He graduated in Law at the University of Turin, did a master’s degree organized by the University Institute of European Studies in international law at the International Labour Organization of Turin and obtained the title of Lawyer.

Gianmaria Fulgenzi. Mr. Gianmaria Fulgenzi has been Chief Product Development Officer since January 2022. Previously he was Head of GeS Supply Chain of Ferrari from March 2019. He also worked in the product development and manufacturing area, as Head of Rear Engine Car Platform from 2015 to 2019 and Head of Powertrain Production from 2008 to 2010. Prior to joining Ferrari in 2002, he covered technical managerial roles at PiaggioAero Industries. Mr. Fulgenzi holds a master in Management from the London Business School, as well as a masters’ degree in Aerospace Engineering from the Turin Polytechnic.

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

Ernesto Lasalandra. Mr. Ernesto Lasalandra has held the position of Chief Research & Development Officer since January 2022. He joined Ferrari from his previous role as Group VP R&D General Manager in STMicroelectronics, where over the past decades he covered roles of increasing responsibilities in Product Development and R&D. Mr. Lasalandra holds a degree in Electronic Engineering from University of Pavia.

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

Maria Conti. Ms. Maria Conti has held the role of Chief Communication Officer at Ferrari since November 2025. Ms. Conti has twenty years of experience in the automotive and luxury sectors, gained leading international communications, events, brand, and motorsports teams for iconic marques such as Maserati, Alfa Romeo, BMW, and MINI. Before joining Ferrari, she was Head of Maserati Corse, leading the brand’s motorsports division globally. There, she led the development of the Motorsports business, with international commercial, brand, and communications responsibilities. Previously, she was Chief Communications Officer of Maserati, where she defined and implemented the brand’s global communications strategy across product, lifestyle, racing, and events. From 2019 to 2024, she held various roles at Maserati, first as Head of Maserati Brand and Communication and then as Chief Communications Officer, defining global communications strategies, redefining the brand’s values, and coordinating its international relaunch. From 2016, she led communications for Alfa Romeo, first in the EMEA region and then globally, working on its return to Formula 1. In previous roles, she was Head of Fiat Communication for the EMEA region. From 2005 to 2014, her professional career developed at the BMW Group, Italy, where she held various leadership positions in communications and experiential marketing for the Group’s brands, including BMW and MINI. She also gained experience in communications and event management for luxury brands at consulting firms. Ms. Conti holds a degree in Business Communication from Catholic University of the Sacred Heart in Milan and a degree in Business Management from the University of Alfonso X El Sabio in Madrid.

Angelo Pesci. Mr. Angelo Pesci has been Chief Purchasing & Quality Officer since January 2022. Angelo Pesci joined Ferrari from STMicroelectronics, where over the past decades he covered roles of increasing responsibilities in Financial Planning, Supply Chain and Product Planning, Services and Operations. Mr. Pesci holds a Master in Business Administration from SDA Bocconi, as well as a masters’ degree in Physics from University of Trieste.

Frédéric Vasseur. Mr. Frédéric Vasseur was born in Draveil, France on May 28, 1968. In 1995, he graduated in Aeronautical Engineering at ESTACA (École Supérieure des Techniques Aéronautiques et de Construction Automobile) in Paris. In 1992, while still studying, he established RPM, preparing Formula 3 engines for Renault. In 1996, he set up the ASM team, racing in Formula 3. He ran the operation up to 2015, winning various titles including the French one in 1998 with David at the wheel, going on to win the European title four times between 2004 and 2007, with Jamie Green, Lewis Hamilton, Paul Di Resta and Romain Grosjean. In 2004, he created a second team, ART Grand Prix, winning eighth teams’ championships across GP2 and GP3 and eleven drivers’ titles including clinching the 2016 GP3 crown with Charles Leclerc. An enquiring mind and a willingness to explore new avenues led Vasseur to set up AOTech in 2010, a company specialising in driving simulators and CFD design. Two years later, along came Spark Racing Technology, dealing in the design and manufacture of hybrid and electrical systems. The company secured the contract to supply Formula E chassis, when the category for fully electric single-seaters was first set up by the FIA (Federation Internationale Automobile) in 2014. Frédéric first appeared in the Formula 1 paddock in 2016 as Renault Team Principal. The following year, he moved on to become Managing Director of the Sauber Group, as well as Team Principal of the Alfa Romeo Sauber F1 Team, which morphed into Alfa Romeo Racing in 2019, running Ferrari power units. After the 2022 season, he was asked to take on the role of Scuderia Ferrari Team Principal & General Manager, starting in his new position on January 9, 2023.

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

Internal Control System

The Company has in place an internal control system (the “System”), based on the model provided by the COSO Framework (Committee of Sponsoring Organizations of the Tradeway Commission Report – Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The System is integrated within the organizational and corporate governance framework adopted by the Company and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

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
•assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting, and
•verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

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

In accordance with international best practices, the Group has two principal types of control in place:

•controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights to information technology systems, and
•controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for financial closing processes and cross-sector controls carried out by captive service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be classified as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of information technology systems supporting business activities.
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

For additional information relating to the Internal Audit, Risk and Compliance Department as well as on the effectiveness of the internal risk management and control systems, see “Risk Management Process and Internal Control System—Ferrari’s Organization of the Internal Control and Risk Management System”.

Culture and Code of Conduct
Culture

We promote a corporate culture rooted in diligence, integrity, and fairness, as enshrined in our Code of Conduct. This culture plays a central role in our governance system, guiding decision-making and operational processes to achieve sustainable long-term value creation. It is reinforced through the Company’s policies and practices, such as our Stakeholder Engagement Practice and the Diversity Policy, available on our website.

The Board of Directors periodically evaluates whether cultural changes are desirable, considering strategic objectives, regulatory developments, and internal feedback. Starting from our corporate values: “Individual and Team”, “Tradition and Innovation”, “Passion and Achievement”, we defined six guiding principles that shape the daily work across all regions: “Collaboration”, “Continuous Learning”, “Confident Humility”, “Focus”, “Fearless Organization”, “Will to progress”. At present, our culture journey aligns with our values and principles.

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

Any amendments to, or waivers granted under, the Code of Conduct will be disclosed in accordance with applicable laws and regulations.

The Code of Conduct represents a set of values recognized, adhered to and promoted by the Company, which understands that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development.

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

No relevant violations of the Code of Conduct were identified in the financial year ended 31 December 2025.

Company Policies and Practices

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

Cybersecurity

Cybersecurity risk management and strategy

Ferrari recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. The identification, assessment and management of cybersecurity risk is integrated into our Enterprise Risk Management process, which in turn operates within the overall Ferrari Internal Control and Risk Management System. Cybersecurity risks related to our business, technical operations, privacy and compliance issues including any Ferrari confidential information about vehicles, services, projects and all non-public activities related to Racing Department, employees, clients and fans personal data are identified and addressed through a multi-faceted approach. This includes red-teaming, pentesting, friendly phishing and third party-managed cybersecurity posture analysis. Dealers’ and suppliers’ cybersecurity risks are evaluated in a similar way, as further explained below.

To defend, detect and respond to cybersecurity incidents, we, among other things, conduct proactive cybersecurity reviews of systems and applications, including at least yearly attack exercises to test our cybersecurity posture, audit applicable data policies, perform penetration testing using external third-parties, techniques and security service providers to test our posture, operate a bug bounty program to encourage proactive vulnerability reporting. We also conduct continuous training to employees with in-class sessions, online training, at least monthly “security pills” (i.e. email to all users to inform them e.g. of running phishing, campaigns, cyberattacks against suppliers, or stories about cybersecurity events, with the goal of improving end user awareness), friendly phishing campaigns and dedicated one-to-one support and advisory for any cybersecurity question or doubt. Furthermore, our team monitors emerging laws and regulations related to data protection and information security (including Operational Technology (OT) and vehicles) and implements appropriate changes and collaborates with technical and business stakeholders across our business units to further analyze the risk to the company, and define detection, mitigation and remediation strategies.

Once identified, cybersecurity events and data incidents are collected, evaluated, ranked by severity and prioritized for response and remediation, including with respect to materiality, operational, business and privacy impact. Our incident response and breach management processes have four overarching and interconnected stages: 1) preparation for a cybersecurity incident, 2) detection and analysis of a security incident, 3) containment, eradication and recovery, and 4) post-incident analysis.

To protect its shareholders and stakeholders, starting from 2019 Ferrari has implemented a cyber insurance program that covers damages directly caused by hacking attacks, system failures and other cybersecurity events (loss of profit, costs and expenses, restoration costs), as well as damages incurred by third parties following a breach of security and/or confidentiality of personal data.

Third Party Engagement

As part of our risk management and strategies described above, external auditors and consultants regularly assess our compliance with applicable practices and standards, including for the UNECE R155, SOX, NYDFS500, GB44495 and GB44496 certifications. In addition, such third-parties also provide periodic security assessments such as penetration testing, continuous and automatic vulnerability assessments, email and web filtering, endpoint and infrastructure protection, data loss prevention, authentication systems, and advisory and support on certain cybersecurity enhancements. Worldwide primary cybersecurity companies are frequently involved. These partnerships enable us to leverage specialized knowledge, insights and training, ensuring our cybersecurity strategies and processes remain aligned with fast evolving risk scenarios and new technologies.

Suppliers’ Security Profile

To oversee and identify cybersecurity threats associated with third parties, Ferrari has implemented an evaluation process of suppliers’ security profile. Starting from the initial supplier evaluation, cybersecurity posture is evaluated through a specific questionnaire, which contains different requirements depending on the type of goods/services provided. Depending on the outcome of the questionnaire, certain suppliers are audited in person by the Ferrari Internal Audit Department, which analyzes a supplier’s main risks and, together with the supplier, defines (and monitors) action plans to close or reduce the identified security gaps. At the end of the evaluation process, a cybersecurity maturity ranking is assigned, verified with a risk-based approach. The resulting risk profile is among the criteria used to assign the bid.

Suppliers are formally required to inform Ferrari, through a dedicated channel, of cyber incidents they suffer. Ferrari also hires additional cybersecurity services to be promptly and independently informed of suppliers’ cyber incidents and trigger the incident management process.

Dealers’ Security Profile

Dealers undergo a cybersecurity evaluation and assessment similar to that described above for suppliers, albeit using a different cybersecurity questionnaire. Any final action plans are agreed with the dealership management. Like suppliers, dealers are required to inform Ferrari Enterprise Cybersecurity in case of cyberincidents and are subject to a monitoring process performed by Internal Audit.

Cybersecurity governance & reporting
Cybersecurity management is governed by the following departments and committees:

•Enterprise Cybersecurity: the department is responsible for the cybersecurity of the Group, including information technology (IT), operational technology (OT) and vehicle cybersecurity. The Head of Enterprise Cybersecurity, who joined Ferrari in 2019, has a degree in legal informatics, an Executive MBA and over 10 years of experience in primary companies with a multi-year role also as Data Privacy Officer. The Head of Enterprise Cybersecurity reports to the Chief Digital Transformation Officer (CDTO) and maintains a direct link to the CEO. For additional information relating to the CDTO’s qualifications see the “—Ferrari Leadership Team” within this section.

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

•Audit Committee: it is the Committee appointed by Board of Directors to oversee the implementation and maintenance of an adequate risk management and internal control system, receives regular reporting on most relevant risks and reviews and monitors the effectiveness of controls on these risks, including cyber risks. It invites the Head of Enterprise Cybersecurity and CDTO to report and discuss cybersecurity at a committee meeting at least once a year. With the same frequency the Board of Directors is informed of cybersecurity strategy, governance and management. Further information about the Audit Committee is included in the Corporate Governance section.

In addition to the previous committees, the CEO is informed timely of any material incident and has direct contact with the Head of Enterprise Cybersecurity at least monthly.

Cyber incidents

Ferrari considers as cyber incident any event that negatively affects the confidentiality, integrity, and/or availability (CIA) at an organization in a way that impacts or could significantly impact the business. Among the cyber incidents tracked by Ferrari in 2025 (e.g. PC thefts, smartphone losses, fraud or impersonation attempts, hacking attempts, viruses, insiders, human errors, hacked suppliers or dealers, etc.) none has been considered critical or has significantly impacted the business.

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

Gender diversity targets

a)     Board of Directors diversity targets

The Company has set the following concrete targets to be achieved by 2027: (a) at least 30% of the seats of the Board of Directors to be occupied by women and at least 30% by men; (b) at least 33% of the seats of the non-executive members of the Board of Directors to be occupied by women and at least 33% by men; (c) the nationality of the members of the Board of Directors to be reasonably consistent with the geographic presence of the Company’s business, and no nationality should count for more than 60% of the members of the Board of Directors, and (d) diversity in the age of the members of the Board of Directors by having one or more members of the Board of Directors aged under 50 on the day of their nomination; provided that, in the candidate selection process, rules and generally accepted principles of non-discrimination (on grounds such as ethnic origin, race, disability or sexual orientation) will be taken into account. Given the current composition of the Board of the Company in a one-tier system, composed only by two (2) executive directors (of the same gender), the Company has decided not to set a specific gender diversity target for executive directors in the Policy while targets have been set for the Board of Directors as a whole.

To ensure its correct implementation, the Diversity Policy is taken into account in the nomination of executive Directors, and in the adoption of a profile for non-executive Directors as well as in nominating and recommending non-executive Directors.

As of December 31, 2025, the Company has achieved (i) the target on nationality and (ii) the age target, and is working to reach its gender targets.

Please find below a chart representing the Board’s gender and age as of December 31, 2025.

BOARD MEMBERS BY AGE GROUP AND GENDER

	December 31, 2025
Directors	30-50	>50	Total	Total %
Male	1	8	9	75%
Female	1	2	3	25%
Other	—	—	—	—%
Not disclosed	—	—	—	—%
Total	2	10	12	100%

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

In order to guarantee equal opportunities, our Company operates a merit-based remuneration policy, not discriminating on the basis of gender, age, nationality, social status or cultural background. In addition, Ferrari S.p.A. started an in-depth analysis on remuneration, which led, in July 2020, to the award of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company. This certification, which has a 3-year validity cycle (a main audit in the first year followed by annual monitoring in the second and third years), has been extended at global level in 2023 and confirmed both in 2024 and 2025. It testifies the Company’s commitment to creating an inclusive and diverse working environment while fostering career development for all. Ferrari sees this certification not as an end point but as a further stage of growth and an opportunity to implement tangible actions to ensure that everyone can pursue his or her own professional development.

In addition to that, in December 2024, Ferrari S.p.A. received the gender equality certification issued under Italian UNI/PdR 125:2022, a gender equality practice which defines the guidelines on the management system for gender equality and for the structuring and adoption of a set of performance indicators (KPIs) inherent to gender equality policies on organizations, in six strategic areas including (i) culture and strategy; (ii) governance; (iii) human resources (HR) management processes; (iv) opportunities for growth and inclusion of women in business; (v) gender pay equity and (vi) parental protection and work-life balance. This certification has been confirmed in 2025.

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

The continuous monitoring of our target shows that women in managerial positions at December 31, 2017 were 11.8 percent (while women represented 12.2 percent of the total direct employee population) and at December 31, 2025 were 17.1 percent (while women represented 16.9 percent of the total direct employee population).

Our goal is to proceed in this direction: indeed we aim to maintain a healthy growth rate in women in managerial positions, considering the percentage of women in the total employee population. We define as an appropriate target to have at least 18% women in managerial positions by 2027.

Our plan to achieve the target is to continue the implementation of initiatives and actions put in place in previous years and continuing in 2025, including, as mentioned above, fostering the value of diversity in panel of hiring candidates, monitoring the percentage of men and women involved in career plans and salary review, defining clear diversity objectives for all levels in organization. For Ferrari it is important to guarantee equal opportunities at all levels, so the consistency between global percentage and managerial percentage is a key indicator in our diversity strategy.

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

Profile of the non-executive Directors

In respect of the composition of the Board of Directors, a profile of the non-executive Directors (the “Profile”) has been adopted by the Company. The purpose of this profile is to provide guidance with respect to the composition and expertise of the non-executive Directors. The Profile provides that the Board of Directors shall be composed in such manner that its composition reflects an adequate mix of technical abilities, professional background and experience, both general and specific, gained in an international environment and pertaining to the dynamics of the macro-economy and globalization of markets, more generally, as well as the industrial and financial sectors, more specifically. In selecting and nominating new non-executive Directors, the Company shall ensure that such non-executive Directors complement the knowledge and experience of the other non-executive Directors and that the independency requirements under the Dutch Corporate Governance Code and the NYSE rules are taken into account. In selecting and nominating new non-executive Directors, the Company shall also ensure that the Diversity Policy, including the gender diversity target ratios as described under “—Diversity Policy” above, is taken into account. In recommending prospective candidates for nomination to the Board of Directors, the ESG Committee shall take into account the Profile. The Profile is posted on our website at https://cdn.ferrari.com/cms/network/media/pdf/e_fnv_profile_non-executive_directors_13_09_2018_clean_final_new_0.pdf.

Compliance with Dutch Corporate Governance Code

The Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, except it deviates from the following best practice provisions which deviations are explained below:

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

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While both regimes require that a majority of board members be “independent”, the definition of this term under the Dutch Code differs from the definition used under the NYSE corporate governance standards. In some respects the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that in certain circumstances only one non-executive board member may be not “independent” within the meaning of the Dutch Code. The Dutch Code recommends, specifically for one-tier governance structures, that a majority of the members of the board be non-executive and independent. Currently, our Board consists of 12 members and a majority of our Board is “independent” under the NYSE definition (10 of the 12 members) and the Dutch Code (9 of the 12 members). Further, pursuant to Dutch law, persons may not be appointed as non-executive Directors of Ferrari if such persons are non-executive director, member of the supervisory board or other similar bodies for five or more (Dutch) companies of a certain size and such persons cannot be appointed as executive Directors of Ferrari if such persons are non-executive directors at more than two other (Dutch) companies of a certain size or if such person is the chairperson of the board of supervisors or the one tier board of another (Dutch) company of a certain size. Finally, pursuant to Dutch law, a so-called “ingrowth quota” applies as of January 1, 2022 pursuant to which an individual cannot be appointed as non-executive Director, if such individual does not contribute to a balanced composition of the non-executive Directors. Under Dutch law, the composition of the non-executive Directors is considered balanced if it consists of at least one third men and at least one third women. This “ingrowth quota” does not apply to Ferrari N.V. as none of its shares are listed on a regulated market in the Netherlands.

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

NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and an ESG Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may be non-independent according to the Dutch Code. All three of the current members of the Compensation Committee are independent under the NYSE rules and two of the members are independent under the Dutch Code. Our ESG Committee Charter states that the Committee shall be comprised of at least three Directors, elected by the Board of Directors, which shall also appoint one of them as chairperson of the ESG Committee, or Chairperson. Of the Directors elected to serve on the Committee, at least more than half must be independent under the Dutch Code and no more than one may be an executive Director. This is a deviation from the Dutch Code which recommends that only non-executive directors serve on board committees. We allow for an executive Director to serve on the ESG Committee, because we believe that the Committee’s broad duties benefit from the presence of an executive board member. The position of Mr. Elkann, being an executive Director, in this committee inter alia follows from the duties of the ESG Committee, which are more extensive than the duties of a selection and appointment committee. These duties warrant participation of Mr. Elkann, who brings valuable contributions to this committee in light of his knowledge of the automotive and luxury industries, as well as the Company’s business. Other than Mr. Elkann, who is the Chairperson, the current members of this committee are considered independent under the Dutch Corporate Governance Code and the NYSE rules.

NYSE Rules also require U.S. listed companies including foreign private issuers like Ferrari to adopt a policy for the recovery or “clawback” of excess incentive-based compensation earned by current or former executive officers, in accordance with Rule 303A.14 of the NYSE Listed Company Manual. With effect as of December 1, 2023, the Company has adopted the NYSE Clawback Policy (as defined elsewhere in this Report), available on the Company’s website, in compliance with such rules.

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

As of December 31, 2025, the Company’s corporate governance structure is substantially in line with all the principles and recommendations set forth in the Italian CGC, especially due to the fact that the Company has adopted, and complies with, the Dutch Corporate Governance Code, which contains principles and best practice provisions largely similar to those highlighted in the Italian CGC, exception being made for the following:

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

REPORT OF THE NON-EXECUTIVE DIRECTORS

Introduction

This is the report of the non-executive Directors of the Company over the financial year 2025, as referred to in best practice provision 5.1.5 of the Dutch Corporate Governance Code, and it provides further information on the performance of the non-executive Directors’ duties throughout 2025.

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

The non-executive Directors also determine the remuneration of the executive Directors and nominate candidates for the Director appointments. Furthermore, the Board of Directors may allocate certain specific responsibilities to one or more individual Directors or to a committee comprised of eligible Directors of the Company and subsidiaries of the Company. In this respect, the Board of Directors has allocated certain specific responsibilities to the Audit Committee, the Compensation Committee and the ESG Committee. Further details on the manner in which these committees have carried out their duties are set forth in the sections “The Audit Committee”, “The Compensation Committee” and “The ESG Committee”.

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

Meetings and attendance

In 2025, there were five meetings of the Board of Directors. The average attendance at those meetings was 98.33 percent. During multiple of these meetings, the FLT was invited to give presentations on various topics, which included, but were not limited to, the three Company’s dimensions (Sports Car, Racing and Lifestyle), our business plan and other business, governance and financial matters, annual, semi-annual and quarterly financial statements, as well as commercial regional updates, technologies, HR and ESG. Portions of these meetings took place with the participation of the non-executive Directors, without the executive Directors or any other attendees being present. This enabled the non-executive Directors to independently review and discuss certain matters. In addition, the Senior Non-Executive Director and the Chief Executive Officer held regular one-to-one meetings. Members of the Board of Directors also engaged with various levels of management to remain well-informed about the Company’s operations. All non-executive Directors set aside adequate time to give sufficient attention to the Company’s matters.

An overview of the attendance of the individual Directors per meeting of the Board of Directors and its committees set out against the total number of such meetings is set out below:

Name	Meeting Board of Directors	Audit Committee	ESG Committee	Compensation Committee
John Elkann	5/5	—	1/1	—
Benedetto Vigna	5/5	—	—	—
Piero Ferrari	5/5	—	—	2/2
Sergio Duca	5/5	8/8	—	—
Delphine Arnault	4/5	—	1/1	—
Francesca Bellettini	5/5	7/8	—	—
Eddy Cue	5/5	—	1/1	2/2
John Galantic	5/5	—	—	2/2
Tommaso Ghidini	3/3	—	—	—
Maria Patrizia Grieco	5/5	8/8	—	—
Adam Keswick	5/5	—	—	—
Mike Volpi	5/5	—	—	—

Board focus

The key topics that were discussed during the Board of Directors’ meetings included, but were not limited to, the three Company’s dimensions (Sports Car, Racing and Lifestyle), the business plan, business, governance and financial matters, annual, semi-annual and quarterly financial statements, as well as commercial regional updates, technologies, HR and ESG.

Independence of the non-executive Directors

The non-executive Directors are required by Dutch law to act solely in the interest of the Company. The Dutch Corporate Governance Code stipulates the corporate governance rules relating to the independence of non-executive Directors and requires under most circumstances that a majority of the non-executive Directors be “independent”.

Currently, ten out of ten non-executive Directors are considered to be independent under the NYSE definition while nine non-executive Directors are considered to be independent under the Dutch Corporate Governance Code given the right of usufruct Mr. Pierro Ferrari holds over shares (including the right to exercise the voting rights of such shares) held by Trust Piero Ferrari (as described in this Annual Report). Mr. Sergio Duca, the Senior Non-Executive Director of the Board of Directors, is independent under the Dutch Corporate Governance Code in accordance with best practice provision 2.1.9 of the Dutch Corporate Governance Code.

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

In particular, the non-executive Directors are expected to meet annually in order to discuss their own functioning, the functioning of the Board of Directors and its committees, and the functioning of the executive Directors, in accordance with best practice provisions 2.2.6 and 2.2.7 of the Dutch Corporate Governance Code. The results of the most recent evaluation were discussed during a Board of Directors meeting, and confirmed that the Board operated effectively with sufficient diversity, included a variety of competencies and demonstrated unity, strategic clarity and strong stewardship of the Ferrari mission.

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

In 2025, the ESG Committee’s periodic assessments took place during the meeting held on February 18. During that meeting, the ESG Committee focused on the results of the periodic assessments and the performance of the Board of Directors, its committees and the individual Directors, keeping also into account the self-assessment prepared by each Director. During such meeting and on the basis of such evaluations, the ESG Committee dealt also with the directors’ nomination process, the assessment of Directors’ qualifications, the size and composition of the Board of Directors and its committees, as well as the recommendations for Directors’ election, in which the outcome of the evaluations has been reflected.

The non-executive Directors have been regularly informed by each committee as referred to in best practice provision 2.3.5 of the Dutch Corporate Governance Code and the conclusions of those committee were taken into account when drafting this report of the non-executive Directors.

The non-executive Directors were able to review and evaluate the performance of the Audit Committee, the ESG Committee and the Compensation Committee based on the assessments made by the ESG Committee. The self-assessments of the Committees were also discussed by the Board of Directors. The outcome of the evaluations is that there is no need to amend the size or composition of the Audit Committee, the ESG Committee and the Compensation Committee, nor is there any reason to amend their charters on this basis. Further details on the manner in which these committees have carried out their duties, are set forth in sections “The Audit Committee”, “The Compensation Committee” and “The ESG Committee”.

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

Risk Management Process and Internal Control System

Our risk management approach is an important business driver and it is integral to the achievement of the Group’s long-term business plan. We take an integrated approach to risk management, where risk assessment is part of the leadership team agenda. The Board of Directors is responsible for considering the ability to control and manage risks crucial to achieve its identified business targets and to ensure continuity of the Group. For this reason, Ferrari has developed varying appetites to achieve different strategic objectives, focusing attention on all relevant risk levels, from risk management to internal control.

To assess risks affecting the Company’s activities and the effectiveness of the internal control system, Ferrari has in place an internal control and risk management system (the “System”) based on the model provided by the COSO Framework (“Committee of Sponsoring Organizations of the Tradeway Commission Report—Enterprise Risk Management model”) and the principles of the Dutch Corporate Governance Code.

Our System consists of a set of rules, procedures and organizational structures aimed at contributing proactively to the following objectives:

•safeguard of Ferrari’s heritage;
•efficient and effective management of the Group in line with corporate strategies;
•reliability, accuracy and integrity of the information provided to corporate bodies and to the market, and
•compliance with the current laws and regulations, with the Company’s Statute and Articles of Association and with the internal procedures of the Group.
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

Below is a graphic representation of Ferrari’s Three Lines Model which includes in addition to 1st, 2nd and 3rd Line, the oversight roles performed by the various actors involved (Board of Directors, ESG Committee, Audit Committee, Compensation Committee, and other supervisory bodies of entities controlled by the Group). For additional information please refer to the “—Corporate Governance” section of this Report.

Each line of control has different functions with clearly defined boundaries:

•The first line of control identifies, assesses and manages the relevant risks and subsequently elaborates and implements specific response actions. It comprises the set of control activities that each operating unit applies to their processes to ensure operations are carried out properly. Such activities, the primary responsibility of which lies with the management of the applicable operating units, are considered an integral part of corporate operations. This first line of control comprises core business Risk Owners, staff functions Risk Owners and the Ferrari Leadership Team. The managers of each operating unit are required, within the scope of their activities and responsibilities, to ensure the System functions properly and effectively;
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

The Board of Directors designs, implements, and maintains internal risk management and control systems. In executing such responsibilities, it is assisted by the Audit Committee, which is responsible for: advising the Board of Directors, acting under the authority delegated by the Board of Directors with reference to internal controls and risk management systems and supporting in assessing the operating effectiveness of the internal controls and risk management systems through all the activities, controls and informative flows presented in this chapter of the Annual Report.

The Ferrari Leadership Team is responsible for the deployment and maintenance of a risk management system across our business functions. The FLT reviews the risk management framework and the Company’s key global risks on a regular basis. For risks deemed to be significant, comprehensive risk response plans are developed and reviewed on a regular basis to ensure the actions are relevant and sufficient. Our risk management framework is discussed with the Group’s Audit Committee on a regular basis.

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

The Internal Audit, Risk and Compliance department reports to the Chief Internal Audit, Risk & Compliance Officer, who in turn reports to the CEO, and comprises the following groups:

•Enterprise Risk Management, the purpose of which is to create an organized system for identifying, assessing, managing, and monitoring major risks that could compromise the achievement of our strategic, operational and financial objectives.
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

Within the area of responsibility of the Chief Financial Officer, the following two groups work on the second line of control:

•Sox Compliance, the purpose of which is overseeing the internal control over financial reporting (ICFR) system and ensuring compliance, every year, with the Sarbanes-Oxley Act of 2002.

•Sustainability, the purpose of which is to interpret external changes in the field of sustainability and integrating them into our strategy and processes effectively, taking into consideration, among other things, the needs of our stakeholders.

Moreover, there are other departments within the Group (e.g. Ecology, Health & Safety, etc.) that can perform, on a non-exclusive basis, second-line controls and monitoring activities on specific areas, also working in coordination with the above-mentioned functions through dedicated information flows.

Ferrari has also established an Internal Control Committee with the aim of supervising the System and facilitating an integrated approach to risks and controls by the function involved and other departments that perform control activities.

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

Companies in the Group, in accordance with the applicable individual regulations, can have their own control bodies such as Board of Statutory Auditors and/or other Supervisory Bodies which are tasked with, among other things, overseeing the compliance with the principles of correct business management and regulations and the adequacy of the internal control and risk management system as well as of the organizational, administrative and accounting structure.

Ferrari’s Enterprise Risk Management process

The Ferrari ERM system is based on the above-mentioned COSO ERM Framework.

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
4.Risk Assessment & Measurement: established activities that allow Ferrari to identify, assess and quantify potential risks on a regular basis. This activity allows Ferrari to consider the potential impact that events may have on the achievement of the Company’s objectives. Risks are assessed using likelihood, impact, readiness and velocity level criteria.
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

Risk category	Risk description	Overall appetite	Risk appetite statement
Strategic risks (S)	Risks which affect or are created by Ferrari’s business strategy and could affect Ferrari’s long-term positioning and performance.	Moderate	Ferrari is willing to accept moderate risks in order to achieve its strategic objectives. Ferrari recognizes the need of continuing to invest in research and development to design and build technically innovative, aesthetically iconic and highly performing cars able to deliver the most “driving thrills” and feature design excellence. Strategic risks are taken in a responsible way considering all stakeholders’ interests in order to preserve Ferrari’s brand exclusivity, a high level of demand, the unique customer experience and the current technological and regulatory trends.
Operational risks (O)	Risks which impact the internal processes, people, systems and/or external resources of the organization and affect Ferrari’s ability to implement its business plan.	Moderate	Ferrari seeks to minimize operational risks on its business plans by implementing a manufacturing system capable of flexibly meeting expected targets, maintaining a quality of products and services in line with Ferrari’s customers’ expectations, developing and retaining talents within the organization, securing business continuity as well as production line performances and ensuring the adequacy of our business partners.
Financial risks (F)	Risks which include areas such as valuation, currency, liquidity, commodity and impairment risks.	Low	Ferrari has a cautious approach with respect to financial risks. Ferrari continuously seeks to improve and strengthen its financial position in order to generate the required cash to finance its operations and reward its stakeholders.
Compliance risks (C)	Risks of non-compliance with laws, regulations, local standards, code of conduct, internal policies and procedures, standards related to financial and sustainability reporting.	Zero tolerance	Ferrari does not tolerate infringements of, and abides to, all applicable laws and regulations through the implementation of preventive measures and the rigorous enforcement of its internal Code of Conduct. This ensures that ethics and integrity are respected and the promotion of its values.
Reputational risks (R)	Risks which affect Ferrari’s brand image, credibility and/or integrity	Zero tolerance	Ferrari strives to protect and enhance its reputation by mitigating all the potential threats that could influence Ferrari’s reputation, credibility and the operational integrity, while constantly increasing its brand awareness.
Health, Safety and Environmental risks (H)	Risks which affect health and safety and the environment	Zero Tolerance	Ferrari does not tolerate risks that could have effect on its employees or clients as well as on the surrounding environment.

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
•Performance of risk assessment and analysis:

•at inherent-risk level, i.e. without considering mitigation actions in place, and
•at residual-risk level, i.e. taking into account action taken to mitigate the risk.
In performing the analysis at inherent and residual level, we analyze the potential impact, i.e. the potential consequences when a risk manifests itself, as well as the potential probability and velocity of this happening.
Risk events are measured and assessed according to the following parameters:
•likelihood, intended as the probability that an event may occur; it can be measured in one of three different metrics: quantitative, qualitative or frequency;
•impact, intended as the effect on company targets and operations of a risk event involving the Strategic, Financial, Compliance, Health & Safety, Environmental or Operational and Reputational component of the business;
•readiness, intended as the maturity and efficiency of the existing risk management systems and processes relevant to that risk event;
•velocity, defined as the time that elapses between the occurrence of a certain risk event and the point at which the company first feels its effects.

For all risks, three of the aforementioned variables (likelihood, impact and readiness) are assessed independently. The combination of these elements allows us to determine the overall risk exposure. Based on such overall risk exposure, each identified risk can be positioned into four different risk areas (from most to least severe: Tier 1, Tier 2, Watching Area, Residual Area). The risks positioned in the Tier 1 or Tier 2 areas are considered as “Top Risks” for the Group and represent the Group’s material risks. While velocity does not contribute to the assessment of the overall risk exposure or of a risk’s positioning within the heat-map, it is a relevant to the identification of risk priorities and mitigating actions.

Key Risks

A non-exhaustive summary of risks and uncertainties faced by Ferrari are described in the Risk Factors section of this Annual Report.

In this section we present as an example one risk for each risk category providing description of control and mitigation actions implemented by the Company to reduce risks overall exposure.

The list of risks and mitigating actions presented below is not exhaustive and the sequence in which these risks and mitigating actions are described does not reflect any order of importance, likelihood of occurrence or mitigating actions effectiveness. Mitigating actions are assessed in accordance to the roles, responsibilities and methodologies described in the "Principal Characteristics of the Internal Control System and Internal Control Over Financial Reporting" section of this Report.

Risk category	Risk	Risk description	Mitigating Actions
Strategic risks (S)	Technology, Product and Regulation
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

Risk category	Risk	Risk description	Mitigating Actions
Operational risks (O)	Production Disruption
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

Compliance risks (C)	Non-compliance with Laws, Regulations, Codes, Local Standards, including, those related to financial and sustainability reporting
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

Risk category	Risk	Risk description	Mitigating Actions
Reputational risks (R)	Brand Image
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

Risk Management & Monitoring

Ferrari has adopted a specific framework (called “Risk Response Strategy”) to define specific mitigation plans for each relevant risk identified through the yearly integrated risk assessment, as described above. The first line of control is responsible for identifying and implementing the mitigation action able to reduce the company risk exposure. Enterprise Risk Management:
•supports the first line of control in identifying and implementing the mitigation actions;
•evaluates the effectiveness of mitigation actions to reduce the company risk exposure.
For each material risk identified, one of the following risk response strategy is assigned to such risk:
•Reduce: to reduce the residual risk exposure;
•Avoid: to avoid the residual risk exposure;
•Share: to transfer/share the residual risk exposure;
•Accept: no further actions plan to be defined, monitoring of operational activities.
Enterprise Risk Management monitors on regular basis the mitigation actions status to promptly evaluate the updated overall risk exposure for each material risk identified. The results of mitigation actions status monitoring are periodically reported to Ferrari Leadership Team.

Risk Reporting

Ferrari has developed a clear framework of information flows to corporate governance and control bodies to provide with timely and appropriate information concerning both the results and any trouble encountered during the activity carried out by the different departments involved in internal control and risk management system. Based on that, the Corporate Governance and Control Bodies (e.g. Audit Committee and Internal Control Committee) can evaluate the necessary corrective actions without delay.

In particular, the risk map derived from the Integrated Risk Assessment is firstly shared with the top management and then presented to the Group’s Audit Committee, with focus on the material risk areas, the mitigation activities implemented, any management strategies that must be adopted and their priority.

Internal Control over Financial Reporting

Starting from October 2015, Ferrari N.V. is listed on the NYSE, while from January 2016 Ferrari N.V. is also listed on the Euronext Milan.

Our shares’ listing on regulated markets involves being compliant with the related securities regulations and listing rules. In particular, publicly traded companies filing financial statements with the SEC are required to comply with the Sarbanes Oxley Act requirements, in particular sections 302, 404 and 906 that involve a periodical management assessment of internal controls and CEO and CFO Certifications of Periodic Financial Reports and SEC Filings. In addition, our independent registered public accounting firm is also required to report on the effectiveness of the internal control over financial reporting.

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

In accordance with international best practices, the Group has two principal types of control in place:

•controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights to information technology systems, and
•controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for financial closing processes and controls carried out by specific service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). These controls may also be classified as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of information technology systems supporting business activities.
An assessment of the design and operating effectiveness of key controls is carried out through tests performed periodically during the year by the Internal Audit, both at Group and subsidiary level, using sampling techniques recognized as best practices internationally.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for the Company’s financial reporting and communicated by him to senior management and to the Audit Committee.

In light of and as set out above, our internal risk management and control systems provide reasonable comfort that material operational and compliance risks faced by the company are effectively managed and no significant deficiency in the effectiveness of the internal risk management and control systems has been identified. Concerning the financial reporting risk, please refer to the section “Management’s Report On Internal Control Over Financial Reporting” However, given the inherent limitations of internal risk management and control systems, the assessment of the effectiveness of the design and operation of these systems cannot provide absolute certainty that material risks have been identified and mitigated at all times. This statement is solely made for the purposes of compliance with the best practice provision 1.4.3 of the Dutch

Governance Code and does not constitute an attestation under section 404 of the Sarbanes-Oxley Act or any other form of in-control statement or attestation.

Remuneration of Directors
Introduction

The description below summarizes the guidelines and the principles followed by Ferrari in order to define and implement the remuneration policy applicable to the executive Directors and non-executive Directors of the Company, as well as members of the Ferrari Leadership Team (FLT). In addition, this section provides the remuneration paid to these individuals for the year ended December 31, 2025. The form and amount of compensation received by the Directors of Ferrari for the year ended December 31, 2025 was determined in accordance with the remuneration policy.

The Compensation Committee oversees the remuneration policy, remuneration plans and practices of Ferrari and recommends changes when appropriate. The Committee is solely comprised of non-executive Directors who are independent pursuant to the Dutch Corporate Governance Code. Through this document, Ferrari aims to provide its stakeholders with a high level of transparency and disclosure in order to strengthen the trust they and the market place in Ferrari, as well as provide them with the information they need to assess the Company’s remuneration principles and exercise shareholders’ rights in an informed manner. The Company may from time to time amend the remuneration policy, subject to our shareholders’ approval when necessary. This Compensation Report consists of two sections:

•Remuneration strategy: our current remuneration policy (which is available on our corporate website) governs compensation for both executive and non-executive Directors. In 2025, Ferrari confirmed these remuneration features through the positive vote expressed by shareholders in the Annual General Meeting held on April 22, 2025 (the “2025 AGM”).
Our current remuneration strategy further strengthens the alignment with shareholders’ interests and long-term sustainability of our business, adopting certain updates to reflect developing best practices in the Dutch Corporate Governance Code.
•Implementation of remuneration strategy: details how remuneration features have been implemented during the 2025 financial year and actual remuneration received by each executive Director and non-executive Director.

1. Remuneration Strategy for the 2025 Financial Year

Our remuneration policy is aligned with Dutch law and the Dutch Corporate Governance Code. In particular, the Dutch Corporate Governance Code requires listed companies to disclose certain information about the compensation of their Board and executive Directors. Through this remuneration strategy, Ferrari fulfills the requirements of the Dutch Corporate Governance Code ensuring full transparency with our shareholders.

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
6.the views of the Board of Directors, members of the FLT, other senior leaders and all employees, in order to make the health and safety of the Company’s employees essential to the successful conduct and future growth of the Company. In this respect and in line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the remuneration for the Board of Directors, and
7.the centrality for Ferrari of value creation and the interest of our shareholders, the importance of which is recognized through the use of Total Shareholder Return (TSR) as a performance metric in the Company’s long-term incentive plans. The Compensation Committee believes that the use of relative TSR remains one of the most appropriate measures of long-term performance for Ferrari. The structure of our PSU awards demonstrates the centrality of this factor and helps to promote a strong correlation between pay and performance for our executives.
The main principles of Ferrari’s remuneration policy are outlined in the chart below:

Overview of remuneration elements

As anticipated above, Ferrari’s current remuneration policy was approved by shareholders at the 2024 AGM and will be resubmitted to a vote by the Company’s General Meeting at least every four years. The structure of the remuneration applicable to our executive Directors, non-executive Directors and other key management under Ferrari’s remuneration policy has not changed in 2025 and consists of the following elements:

•Fixed Remuneration linked to the third pillar of Ferrari’s remuneration policy (Competitiveness) with the objective of attracting, retaining and motivating our qualified executives and effective leaders. For this reason, we periodically benchmark comparable salaries paid to executives with similar experience by comparable companies;
•Short-Term Incentives (STI) linked to the first and second pillars of Ferrari’s remuneration policy (“Alignment with Ferrari’s Strategy” and “Pay for Performance”) and tied to specific financial targets which are set at challenging levels; short-term incentives are also linked to the contribution of the individual member (“Individual Performance Factor”) in order to motivate its beneficiaries to achieve challenging targets. In particular, Ferrari’s 2025 achievements, success and developments were driven by organization-wide alignment with the Company’s strategy and values, through incentives that reward the achievement of those goals;
•Long-Term Incentives (LTI) linked to the first and fourth pillars of Ferrari’s remuneration policy (“Alignment with Ferrari’s Strategy” and “Long-Term Shareholder Value Creation”) with the aim to align the behavior of executives critical to the business with shareholders’ interests, motivate executives to achieve long-term strategic objectives, and enhance retention of key resources;
•Non-Monetary Benefits which are related to the overall remuneration and linked to the third pillar of Ferrari’s remuneration policy (“Competitiveness”).
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

In this respect, at the 2025 AGM shareholders approved the remuneration report for the year 2024 (the “2024 Ferrari Remuneration Report”) and the voting results are reflected in the following table:

Resolution	Votes For	%	Votes Against	%	Votes Total	Abstain
2.c - Remuneration Report 2024 (discussion and advisory vote)	188,061,200	98.68%	2,511,369	1.32%	190,572,569	804,009

Considering the previous vote of the Annual General Meeting of shareholders and to further understand shareholders’ feedback to the 2024 Ferrari Remuneration Report, we engaged with our stakeholders prior to drafting the remuneration report for the year 2025. We believe that those conversations have been very constructive and have led to improvements in our remuneration report.

Through this remuneration report we continue to pursue our objective of providing our stakeholders each year with clear and comprehensive disclosure of the decisions relating to the remuneration of our executive and non-executive Directors and members of the FLT.

The remuneration report for the year 2025 is subject to a consultative vote at the Annual General Meeting of Shareholders scheduled for April 15, 2026.

Remuneration structure for 2025 and outlook 2026

The purpose and features of the different elements of our remuneration structure for 2025 which will remain unchanged for 2026 are outlined in the table below:

Component	Purpose	Terms and Conditions	2025 Implementation and Outlook 2026
Remuneration Structure	• Attract, retain and motivate highly qualified executives to achieve challenging results

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

CEO: €2,000,000 annually.

Non-Executive Directors: $75,000 annually.

FLT Members: The fixed remuneration is related to the position held and the responsibilities attributed, as well as the experience and strategic nature of the resource, in line with Reference Panel offering for roles of similar responsibility and complexity.

Component	Purpose	Terms and Conditions	2025 Implementation and Outlook 2026
Short-Term Incentives	•Achieve the annual financial, operational and other targets and additional business priorities •Motivate and guide executives’ activities over the short-term period	Short-term incentives targets: •Based on achievement of annually predetermined performance objectives •Annual financial, operational and other identified objectives
Executive Chairman: The compensation package includes a short-term incentive plan with a target pay-opportunity equal to 100% of base salary and maximum pay-opportunity equal to 225% of target bonus.

CEO: The compensation package includes a short-term incentive plan with a target pay-opportunity equal to 150% of base salary and maximum pay-opportunity equal to 225% of target bonus.

FLT Members: Variable incentive percentage of fixed remuneration based on the position held with an average target pay-opportunity equal to 100% of base salary and an average maximum pay-opportunity equal to 225% of target bonus.

Long-Term Incentives
•Align the behavior of executives critical to the business with shareholders’ interests

•Motivate executives to achieve long-term strategic objectives

•Enhance retention of key resources

•To promote creation of value for the shareholders

Equity Incentive Plan 2023 – 2025, 2024 – 2026 and 2025 – 2027
•Executive Directors: awarded only PSUs
•FLT Members: awarded a combination of PSUs and RSUs
•PSUs: 40% linked to TSR compared to Peer Group, 40% linked to Adjusted EBITDA, 20% linked to ESG related Factor Goal

Executive Chairman:

• The Equity Incentive Plan 2023-2025, 2024-2026 and 2025-2027 provides for a target pay-opportunity equal to 200% of base salary and a maximum pay-opportunity equal to 160% of target pay opportunity.

CEO:

• The Equity Incentive Plan 2023-2025 and 2024-2026 provides for a target pay-opportunity equal to 200% of base salary and a maximum pay-opportunity equal to 160% of target.
• The Equity Incentive Plan 2025-2027 provides for a target pay-opportunity equal to 300% of base salary and a maximum pay-opportunity equal to 160% of target pay opportunity.

FLT Members:

• Variable incentive percentage of fixed remuneration based on the position held with an average target opportunity equal to 125% of base salary and a maximum pay-opportunity equal to 160% of target pay opportunity.

Non-Monetary Benefits	•Retain executives through a total reward approach •Enhance executive and employee security and productivity	Represent an integral part of the remuneration package with welfare and retirement-related benefits	Customary welfare, retirement-related and fringe benefits such as company cars and drivers, personal/home security, medical insurance, accident insurance, tax preparation and financial counselling.

Component	Purpose	Terms and Conditions	2025 Implementation and Outlook 2026
Lock Up Period	•Ensures alignment with shareholders’ interests	In 2022 a lock up provision was introduced for the Executive Chairman, the CEO, the members of the FLT and other key members of the Group.	Under the lock up provision, 50% of the vested shares under the equity incentive plan will be subject from the date of vesting to unavailability and non-transferability for a period determined according to the corporate role:

• CEO and Chairman: 36 months
• FLT members: 24 months
• Other key members of the Group: 12 months

2025 remuneration of executive Directors and FLT members

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

For the abovementioned reasons, the compensation packages adopted by Ferrari are significantly balanced towards the variable components in order to reinforce the performance-driven culture and meritocracy. This is in line - as per the short-term incentive component - with the first and second pillars of Ferrari’s remuneration policy (see “Alignment with Ferrari’s Strategy” and “Pay for Performance”) and - as per the long-term incentive component (which has a dominant weight, as shown in the figures below) - with the first and fourth pillars of Ferrari’s remuneration policy (see “Alignment with Ferrari’s Strategy” and “Long-Term Shareholder Value Creation”), with the ultimate aim to align the performance with shareholders’ interests and value creation in the medium- to long-term, to motivate executives to achieve long-term strategic objectives, and to enhance retention of key resources.

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

In 2025, Ferrari conducted the periodic review of the Reference Panel it uses to assess the competitiveness and alignment of the compensations awarded to the CEO and Executive Chairman, as well as to ensure the consistency of the adopted compensation policies with the Reference Panel.

As for the CEO, Ferrari identified an ad hoc Reference Panel composed of 16 companies.

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

Compared to 2024, the CEO’s Reference Panel was updated by adding EssilorLuxottica, which meets the selection criteria outlined above, focusing the panel more on companies representing excellence, luxury and a high level brand positioning.

The companies in the Reference Panel used by Ferrari for the CEO’s compensation benchmarking are listed below:

Chief Executive Officer Reference Panel
Aston Martin Lagonda	Bayerische Motoren Werke
Brembo	Brunello Cucinelli
Burberry	Compagnie Financiere Richemont
Ermenegildo Zegna	EssilorLuxottica
Harley-Davidson	Hermes International
Kering	LVMH
Mercedes-Benz Group	Moncler
Pirelli	Porsche
The Executive Chairman’s Reference Panel comprises the companies of the CEO’s Reference Panel which have a chairman with powers and delegations comparable to the powers and authority of the Executive Chairman (5 out of 16 of the companies in CEO’s Reference Panel), along with four additional companies (added in order to benchmark a statistically significant number of peers and determined based on companies that have a chairman with powers and authority comparable to the powers and authority of the Executive Chairman).

Compared to 2024, the Executive Chairman’s Reference Panel has not been updated.

The companies in the Reference Panel used by Ferrari for the Executive Chairman’s compensation benchmarking are listed below:

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

The level and structure of the Executive Chairman’s and CEO’s compensation packages for 2025 have therefore been compared to the practices of the companies belonging to the abovementioned Reference Panels.

During 2025, Ferrari determined it appropriate to increase the CEO remuneration package based on the outstanding business results achieved by Ferrari during the current CEO’s tenure (e.g. significant increase in terms of main economic-financial indicators of Ferrari, such as, market cap, EBITDA, EBIT, Net Income), which have recognized Ferrari as one of the leading players in the global luxury market. In addition, Ferrari considered that the CEO remuneration package had not been changed since the beginning of his office (2021).

The CEO’s base salary is positioned in line with the 75th percentile of the CEO’s Reference Panel while the Executive Chairman’s base salary is below the 25th percentile of the Executive Chairman’s Reference Panel. The total target compensation for the CEO is above the 75th percentile and the Executive Chairman’s total target compensation is positioned below the 25th percentile.

The new composition of the CEO’s compensation package set for 2025 is aligned, in terms of pay mix, with best market practices and consistent with Ferrari’s pay-for-performance remuneration strategy, which feature: (i) a higher proportion of at-risk remuneration compared to fixed remuneration, and (ii) a greater portion linked to long-term compared with the portion based on short-term objectives.

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

The methodology for calculating payouts under our short-term incentive plan is the following:
The target level for both the Company Performance Factor and the Individual Performance Factor is 100%, reaching a possible maximum level which is equal to the 150% of the target level for each factor, resulting in a maximum pay-opportunity equal to 225% of target bonus. There is no minimum bonus payout; as a result, if none of the threshold objectives of Company Performance Factors are satisfied, there is no bonus payment.

To determine the executive Directors’ annual performance bonus, the non-executive Directors, upon proposal of the Compensation Committee:

•approve the executive Directors’ targets and maximum allowable bonuses;
•select the appropriate metrics and their weighting;
•set the stretch objectives;
•consider any unusual items in a performance year to determine the appropriate measurement of achievement, and
•approve the final bonus determination.

    In 2025, the Compensation Committee defined the Company Performance Factor by reference to four metrics:

•Net Revenues (20%)
•Consolidated Adjusted Operating profit (Adjusted EBIT) (20%)
•Consolidated Adjusted EBITDA Margin (20%)
•Industrial Free Cash Flow (40%)

The Compensation Committee established challenging goals for each metric linked to budget, each of which pays out independently. For each metric, performance can fluctuate between 0% and 150% of target, which is the highest possible multiplier, with 50% being the threshold level of performance required. Achievement of the maximum level of performance for each metric and for the Individual Performance Factor (maximum level equal to 150% of target) results in a maximum pay-opportunity equal to 225% of target bonus.

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

No special bonuses were awarded to the executive Directors or members of the FLT for 2025.

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

During 2025, Ferrari had three long-term equity incentive plans in place, consistent with the Company’s business plans presented at the Capital Markets Day in June 2022 and in October 2025 and awarding to their beneficiaries, as the case may be, a combination of performance share units (“PSUs”) and restricted share units (“RSUs”), each representing the right to receive one Ferrari common share:

1.Equity Incentive Plan 2023-2025, approved on February 23, 2023 by the Board of Directors, covering a performance period from 2023 to 2025, having the Executive Chairman and CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries;

2.Equity Incentive Plan 2024-2026, approved on February 22, 2024 by the Board of Directors, covering a performance period from 2024 to 2026, having the Executive Chairman and CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries.
3.Equity Incentive Plan 2025-2027, approved on February 20, 2025 by the Board of Directors, covering a performance period from 2025 to 2027, having the Executive Chairman and CEO of the Company, as well as members of the FLT and other key members of the Group as beneficiaries.
Further details about vesting of Equity Incentive Plan 2023-2025, covering a performance period from 2023 to 2025, which will vest on March 2026 and having the Executive Chairman and the CEO of the Company, as well as members of the FLT and other key employees of the Group, as beneficiaries, ended on December 31, 2025 are provided in Section 2.

For the Equity Incentive Plan 2023-2025, the PSUs are earned based on the level of achievement of defined key performance indicators relating to: i) a relative total shareholder return (“TSR”) target (which is relative to the TSR of a defined peer group (“Peer Group”)), ii) an Adjusted EBITDA target, and iii) an ESG-related factor goal.

Each target is measured independently of the other targets and relates to separate portions of the aggregate awards.

For the Equity Incentive Plan 2023-2025, the Equity Incentive Plan 2024-2026 and the Equity Incentive Plan 2025-2027, executive Directors are awarded only PSUs. For the Equity Incentive Plan 2023-2025, the Equity Incentive Plan 2024-2026 and the Equity Incentive Plan 2025-2027, the RSUs, which are awarded only to members of the FLT and other key employees of the Group, are service-based and vest subject to the employees’ continued employment with the Company at the time of vesting.

Details of the equity long-term incentives granted to the Executive Chairman and CEO are summarized below:

Equity Incentive Plan 2023-2025, Equity Incentive Plan 2024-2026 and Equity Incentive Plan 2025-2027

	Type of Equity Long-Term Incentive Vehicle	Proportion of Equity Long-Term Grant	Holding Period	Performance Metrics (Weighting)
Executive Chairman and CEO	Performance Share Units (PSUs)	100%	6 years: 3 years performance period + 3 years Lock Up	1) relative TSR (40%) 2) Adjusted EBITDA (40%) 3) ESG-related Factor Goal (20%)
    The number of PSUs earned is determined based on the level at which the three performance criteria described below are achieved. At the end of the vesting period, the total number of PSUs earned is equal to the sum of:

•the number of PSUs earned under the relative TSR payout factor; plus
•the number of PSUs earned under the Adjusted EBITDA payout factor; plus
•the number of PSUs earned under the ESG-related factor goal
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
The starting price is the average share prices between 1st of December and 31st of December of the starting equity incentive plan’s previous year, while the ending price is the average share prices between 1st December and 31st of December of the closing year.

Adjusted EBITDA (40%)	Financial criteria	5-year Business Plan 2022-2026	Adjusted EBITDA is defined as net profit before income tax expense, financial (income)/expenses, net and amortization and depreciation, and is an indicator of Ferrari’s profitability[1]
ESG-related Factor Goal (20%)	Non-financial criteria	Project linked to Environmental and Social spheres
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
Equity Incentive Plan 2025-2027 main features

Metrics (weight)	Metrics (type)	Benchmark	Rationale	Link between pay and performance

Relative TSR (40%)	Financial criteria	Peer Group (11 companies: Ferrari, Aston Martin, Brunello Cucinelli, Burberry, Hermes, Kering, LVMH, Moncler, Porsche AG, Prada and Richemont)	TSR is tracked for both Ferrari and the companies in the defined Peer Group calculating: The starting price is the average share prices between 1st of December and 31st of December of the starting equity incentive plan’s previous year, while the ending price is the average share prices between 1st December and 31st of December of the closing year.

Adjusted EBITDA (40%)	Financial criteria	5-year Business (Plan 2026-2030)	Adjusted EBITDA is defined as net profit before income tax expense, financial (income)/expenses, net and amortization and depreciation, and is an indicator of Ferrari’s profitability[1]
ESG-related Factor Goal (20%)	Non-financial criteria	Project linked to Environmental and Social spheres
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
The pay-out structure is:
•If neither of the two targets (neither Scope 1 and 2 nor Scope 3) is achieved, the payout is 0%.
•If only the Scope 1 and 2 target or only the Scope 3 target is achieved, the payout is 50%.
•If both the Scope 1 and 2 target and the Scope 3 target are achieved, the payout is 100%.

- 50% is based on the level of female presence in sub-top positions, set according to Ferrari’s Diversity Policy goal as well as ESG diversity target for management disclosed in the Annual Report goals.
For this metric, the pay-out curve is based on a linear interpolation between the threshold performance level (set at 50% of the target) and the target level. No additional percentage of bonus will be awarded in case of overperformance.
The pay-out structure is:

_____________________________
(1)For additional information relating to this non-IFRS financial measure, see “Financial Overview—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA”
In relation to the vesting of the PSUs awarded to the Executive Chairman and the CEO, the settlement of all units under the plans occurs after the end of the performance period (i.e., December 31, 2025 and December 31, 2026 and December 31, 2027), to the extent that the conditions for vesting are satisfied.

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

The performance period for the Equity Incentive Plan 2025-2027 PSUs commenced on January 1, 2025. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were granted to Mr. Elkann and Mr. Vigna in 2025 is €365.20 per share.

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions	PSU Awards Granted to the Chairman and CEO in 2025
Grant date share price	€384.30
Expected volatility	25.43%(1)
Dividend yield	0.64%
Risk-free rate	2.40%
_____________________________
(1)The expected volatility was based on the observed volatility of the defined Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

Any RSUs awarded to FLT members and other key members of the Group are service-based and will vest in March 2027 or March 2028 (as applicable) conditional on the continued employment of the beneficiaries with the Company or the Group at the time of vesting. The executive Directors were not awarded any RSUs in 2023, 2024 and 2025.

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

Severance

The terms of service of the CEO provide that termination of the contract by either party is subject to six months’ notice period. However, if the Company terminates his services for reasons other than for just cause (as defined) or if he terminates his services due to the reduction or limitations of his managing powers or following his dismissal in case of change of control, the Company shall pay the CEO an amount equal to 18 monthly installments of his base monthly salary, including any amount due for the six months’ notice period (which means that the severance amount does not exceed 12 months’ salary, in line with the Dutch Corporate Governance Code), plus the accrued pro rata of the Company’s contribution to the pension fund as well as STI and LTI variable compensation accrued at the date of termination of employment. If an actual severance payment will be made at the termination of employment and such severance payment would exceed 12 months’ base salary, then a disclosure will be made in line with the Dutch Corporate Governance Code.

If within twenty-four months following a change of control (as defined), the Chairman’s services are terminated by the Company (other than for cause), or are terminated by the Chairman for good reason, the Chairman is entitled to receive the accelerated vesting of awards under his long-term incentive plan.

Internal pay ratios

In line with the Dutch Corporate Governance Code, the internal pay ratio is an important input for determining the Remuneration Policy for the Board of Directors. The internal pay ratio is calculated as the ratio between (i) the total annual remuneration of the CEO(1) and (ii) the average total annual remuneration of the employees of the Company and the Group Companies of which the company consolidates the financial data(2). The following table presents the internal pay ratio for 2025, 2024, 2023, 2022 and 2021.
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

	2025	2024	2023	2022	2021(2)
Total Annual Remuneration of CEO (A)	10,900,115(1)	7,983,034(1)	6,692,434(1)	4,993,961(1)	4,486,151
Average Total Annual Employee (FTE) Remuneration Costs (B)	102,110	102,170	99,857	97,182	92,656
Pay Ratio (A/B)	106.9	78.1	67.0	51.4	48.4
_____________________________
(1)Includes €2,955,387, €3,123,629, €1,994,433 and €1,009,045 recognized as share-based compensation expense during the years ended December 31, 2025 2024, 2023, and 2022, respectively, for equity awards granted under the Group’s equity incentive plans, for which the vesting and receipt of the awards is subject to certain performance and service conditions. See also “—Directors’ compensation” and “—Share-based compensation of executive Directors” below.
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

The following table and chart describe compensation levels that the Executive Chairman and the CEO could receive under the compensation packages in place and different scenarios in a calendar year, assuming a constant share price (i.e. no appreciation):

Element of remuneration	Details of assumption
Fixed remuneration	The Executive Chairman’s base salary is €500,000 and the CEO’s base salary is €2,000,000.
Short-term Incentive Plan
The compensation packages for 2025 for the Executive Chairman and the CEO include a short-term incentive plan with a threshold pay-opportunity equal to 50% of target, a target pay-opportunity respectively equal to 100% and 150% of base salary and maximum pay-opportunity equal to 225% of target bonus.

Long-term Incentive Plan
Executive Chairman and CEO:
–in case of failure to achieve any of the performance criteria the scenario assumes no award of PSUs;
–in case of achievement of the threshold for each of the performance criteria, the scenario assumes an award equal to threshold pay opportunity (50% of target pay opportunity);
–in case of achievement of the targets for each of the performance criteria, the scenario assumes an award equal to target pay opportunity (200% of base salary for the Executive Chairman and 300% of base salary for the CEO);
–in case of achievement of the maximum level of each performance criteria the scenario assumes the award equal to maximum pay opportunity (160% of target pay opportunity).

20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
Chairman Minimum
Chairman Threshold
Chairman Target
Chairman Maximum
CEO Minimum
CEO Threshold
CEO Target
CEO Maximum
Fixed Remuneration
Short-Term Remuneration
Long-Term Remuneration

Details about the Chairman and the CEO’s actual 2025 remuneration are included in section 2.

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

In 2024 we received the renewal of the Equal Salary Certificate for providing equal pay to men and women with the same qualifications and positions in the Company, confirmed in 2025.
Ferrari strongly believes in the Equal Salary Certification and since 2022 the maintenance of the certification is part of the vesting conditions of the equity incentive plans (as a component of the ESG-related Factor Goal).

2. Implementation of Remuneration Strategy in 2025

Introduction

This section sets out the implementation of Ferrari’s remuneration strategy for the year ended December 31, 2025. The remuneration granted in the year ended December 31, 2025 is in accordance with the substance and the procedures of the remuneration strategy (as set out above) and therefore we believe it allows us to seek to attract and retain the most highly qualified executive talent and motivate such executives to achieve business and financial goals that create long-term value for shareholders in a manner consistent with our core business and leadership values and taking into account the social context around the Company.

Directors’ compensation

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2025 from Ferrari.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Pension benefits (€)	LTI (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	513,049	20,164	(1)	975,000	(*)	—	985,088	2,493,301
Benedetto Vigna	Chief Executive Officer and Executive Director	1,791,667	14,728	(1)	5,850,000	(*)	288,333	2,955,387	10,900,115
Total	Executive Directors	2,304,716	34,892		6,825,000		288,333	3,940,475	13,393,416
Piero Ferrari	Vice Chairman and Non-Executive Director	69,593	20,164	(1)	—		—	—	89,757
Sergio Duca	Senior Non-Executive Director	110,816	—		—		—	—	110,816
Delphine Arnault	Non-Executive Director	69,593	—		—		—	—	69,593
Francesca Bellettini	Non-Executive Director	73,943	—		—		—	—	73,943
Eddy Cue	Non-Executive Director	73,943	—		—		—	—	73,943
John Galantic	Non-Executive Director	78,292	—		—		—	—	78,292
Tommaso Ghidini	Non-Executive Director	45,514	—		—		—	—	45,514
Maria Patrizia Grieco	Non-Executive Director	73,943	—		—		—	—	73,943
Adam Keswick	Non-Executive Director	65,244	—		—		—	—	65,244
Mike Volpi	Non-Executive Director	65,244	—		—		—	—	65,244
Total	Non-Executive Directors	726,125	20,164		—		—	—	746,289
Total		3,030,841	55,056		6,825,000		288,333	3,940,475	14,139,705
_____________________________
(1)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(2)Certain amounts have been converted from U.S. Dollars to Euro.
(*) This amount refers to short-term incentives. For information regarding equity-based variable compensation see “Share-based compensation of executive Directors” below.

The following table summarizes the remuneration received by the members of the Board of Directors for the year ended December 31, 2024 from Ferrari.

Name	Office held	Fixed remuneration			Variable remuneration (€)		Pension benefits (€)	LTI (€)	Total remuneration (2) (€)
		Annual fee (€)	Fringe benefits (€)
John Elkann	Chairman and Executive Director	513,931	20,163	(1)	1,032,500	(*)	—	1,041,210	2,607,804
Benedetto Vigna	Chief Executive Officer and Executive Director	1,500,000	31,905	(1)	3,097,500	(*)	230,000	3,123,629	7,983,034
Total	Executive Directors	2,013,931	52,068		4,130,000		230,000	4,164,839	10,590,838
Piero Ferrari	Vice Chairman and Non-Executive Director	74,298	20,164	(1)	—		—	—	94,462
Sergio Duca	Senior Non-Executive Director	111,445	—		—		—	—	111,445
Delphine Arnault	Non-Executive Director	74,297	—		—		—	—	74,297
Francesca Bellettini	Non-Executive Director	78,940	—		—		—	—	78,940
Eddy Cue	Non-Executive Director	78,940	—		—		—	—	78,940
John Galantic	Non-Executive Director	83,584	—		—		—	—	83,584
Maria Patrizia Grieco	Non-Executive Director	78,940	—		—		—	—	78,940
Adam Keswick	Non-Executive Director	69,653	—		—		—	—	69,653
Mike Volpi	Non-Executive Director	69,653	—		—		—	—	69,653
Total	Non-Executive Directors	719,750	20,164		—		—	—	739,914
Total		2,733,681	72,232		4,130,000		230,000	4,164,839	11,330,752
_____________________________
(1)Relate to car benefits provided to Mr. Vigna, Mr. Elkann and Mr. Ferrari in accordance with the remuneration policy.
(2)Certain amounts have been converted from U.S. Dollars to Euro.
(*) This amount refers to short-term incentives. For information regarding equity-based variable compensation see “Share-based compensation of executive Directors” below.

The following table shows a comparison of the total remuneration of Directors over the last five years, based on Ferrari Directors who served as Directors in 2025.

Directors’ Total Remuneration
Name	Office held	2025	2024	2023	2022	2021
		(in €, except otherwise stated)
John Elkann (*)	Executive Chairman and Executive Director	2,493,301	2,607,804	2,390,679	1,977,195	336,938	(1)
Benedetto Vigna (*)	Chief Executive Officer and Executive Director	10,900,115	7,983,034	6,692,434	4,993,961	4,486,151	(2)
Piero Ferrari	Vice Chairman and Non-Executive Director	89,757	94,462	86,857	95,965	81,062
Sergio Duca	Senior Non-Executive Director	110,816	111,445	110,665	114,844	103,238
Delphine Arnault	Non-Executive Director	69,593	74,297	73,777	76,563	68,171
Francesca Bellettini	Non-Executive Director	73,943	78,940	78,387	81,348	73,127
Eddy Cue	Non-Executive Director	73,943	78,940	78,387	81,348	73,127
John Galantic	Non-Executive Director	78,292	83,584	82,999	86,133	77,429
Tommaso Ghidini	Non-Executive Director	45,514	—	—	—	—
Maria Patrizia Grieco	Non-Executive Director	73,943	78,940	78,387	81,348	73,127
Adam Keswick	Non-Executive Director	65,244	69,653	69,166	71,777	64,524
Mike Volpi	Non-Executive Director	65,244	69,653	49,513	—	—

Adjusted EBITDA (3) (€ thousand)		2,772	2,555	2,279	1,773	1,531
Average Ferrari Share Price		398.74	393.32	275.25	196.34	185.25
Median fixed remuneration of employees (4)		39,108	38,000	37,210	34,960	34,071
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
(3)For additional information relating to this non-IFRS financial measure, see “Financial Overview—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA”.
(4)This information does not include the “Premio di Competitività”, which is on top of the fixed remuneration.
(*)     For information regarding equity-based variable compensation see “Share-based compensation of executive Directors” below.

Short-term incentive of executive Directors

In March 2026, the CEO and the Executive Chairman will receive the payout of their short-term incentives for the performance year 2025.

The target setting of Ferrari’s STI has been defined with a competitive perspective to ensure a strong focus on economic and financial objectives, and the target levels have been set consistent with the Guidance 2025 provided to the market. Additionally, the performance curve established for the CPF objectives of the STI has a threshold level below which no incentive payment is made, which is close to the target level, while reaching the Cap level is more challenging.

	Weight %	Actual Payout
Net Revenues	20%	150%
Adj. EBITDA %	20%	150%
Adj. Operating profit (EBIT)	20%	150%
Industrial Free Cash Flow	40%	150%

THE RESULTS OF LINEAR INTERPOLATION IS COMPANY PERFORMANCE FACTOR 2025 = 150%

Share-based compensation of executive Directors

The following table provides an overview of the outstanding equity incentive plans provided to Ferrari executive Directors in 2025:

Name, position	Main conditions of share award plans				Movements in share awards during 2025
	Plan	Performance period	Grant date	Vesting date	Number of unvested awards at January 1, 2025	New awards granted	Shares vested	Awards forfeited/other	Number of unvested awards at December 31, 2025	of which are subject to performance conditions
John Elkann, Executive Chairman	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	5,042	—	7,487(1)	—	—	—
	Equity Incentive Plan 2023-2025	2023 - 2025	April 2023	March 2026	4,170	—	—	—	4,170	4,170
	Equity Incentive Plan 2024-2026	2024 - 2026	April 2024	March 2027	2,925	—	—	—	2,925	2,925
	Equity Incentive Plan 2025-2027	2025 - 2027	April 2025	March 2028	—	2,302	—	—	2,302	2,302
Benedetto Vigna, Chief Executive Officer	Equity Incentive Plan 2022-2024	2022 - 2024	April 2022	March 2025	15,126	—	22,461(1)	—	—	—
	Equity Incentive Plan 2023-2025	2023 - 2025	April 2023	March 2026	12,510	—	—	—	12,510	12,510
	Equity Incentive Plan 2024-2026	2024 - 2026	April 2024	March 2027	8,775	—	—	—	8,775	8,775
	Equity Incentive Plan 2025-2027	2025 - 2027	April 2025	March 2028	—	6,907	—	—	6,907	6,907
_____________________________
(1)The number of shares vested was greater than the number of awards granted as a result of the level of achievement of the related performance conditions.

In March 2025, 7,487 PSUs held by the Executive Chairman under the Equity Incentive Plan 2022-2024 vested. The level of achievement of the performance conditions applicable to the PSUs and the ultimate pay-out of the PSUs under the plan is shown below:

1 **RELATIVE TSR:** (weight **40%**) → **PAYOUT 175%** → **70%**

2 **ADJUSTED EBITDA:** (weight **40%**) → **PAYOUT 171.3%** → **68.5%**

3 **ESG** (weight **20%**) → **PAYOUT 50%** → **10%**

PSU PAYOUT: 148.5%

In March 2026, the Equity Incentive Plan 2023-2025 will vest and the evidence of the level of the achievement is summarized in the following table:

1	**RELATIVE TSR:** (weight **40%**)	**PAYOUT 175%**	**70%**
2	**EBITDA:** (weight **40%**)	**PAYOUT 162%**	**64.8%**
3	**ESG** (weight **20%**)	**PAYOUT 50%**	**10%**

PSU PAYOUT: 144.8%

Threshold, Target and Maximum are presented in the “Equity Incentive Plan 2023-2025” paragraph.

Compensation of the members of the FLT

The compensation paid to or accrued during the year ended December 31, 2025 by Ferrari and its subsidiaries to the members of the FLT (excluding the CEO) amounted to €24.7 million in aggregate, consisting of €12.8 million for salary and €6.0 million for other short-term benefits (which is linked to the FY 2025 performance and represents slightly more than the target set levels), €5.1 million for share-based compensation in relation to PSUs and RSUs awarded under the Group’s Equity Incentive Plans (2023-2025; 2024-2026; 2025-2027) and other share-based awards, and €0.8 million for the Group’s contributions to pension funds. The PSU and RSU awards will vest in March 2026, 2027 and 2028 (as applicable), subject to continued employment and, for the PSU awards, to the achievement of performance conditions related to relative TSR, Adjusted EBITDA and ESG-related Factor Goal (for LTI Plan 2023-2025, 2024-2026 and 2025-2027), as described above.

Given: (i) Ferrari’s first place positioning in the TSR ranking against the Peer Group (corresponding to the vesting of 175 percent of the target PSUs awarded); (ii) the result of the Adjusted EBITDA factor payout (+14.3% vs 5-years plan) and (iii) the partial achievement of ESG Factor (50%), for the vesting of the Equity Incentive Plan 2022-2024, which covers the performance period from 2022 to 2024, ending on December 31, 2024, 26,034 PSUs and 5,844 RSUs vested for FLT members.

Director and Officer Overlaps

There are overlaps among certain Directors and officers of Stellantis and Exor and our Directors and officers. These individuals owe duties both to us and to the other companies that they serve as officers and/or Directors. This may raise certain conflicts of interest as, for example, these individuals review opportunities that may be appropriate or suitable for both Ferrari and such other companies, or business transactions are pursued in which both Ferrari and such other companies have an interest, such as Ferrari’s arrangement, now terminated, to supply engines for Maserati cars. For example, Mr. John Elkann, our Executive Chairman, is also the Executive Chairman of Stellantis and the Chief Executive Officer of Exor. As of February 4, 2026, Exor held approximately 21.33 percent of our outstanding common shares and approximately 32.32 percent of the voting power in the Company, while it holds approximately 15.50 percent of the outstanding common shares in Stellantis, based on Exor’s latest public filings available. The percentages of ownership and voting power above are calculated based on the number of outstanding shares net of treasury shares. See “Risk Factors—Risks related to our Common Shares—We may have potential conflicts of interest with Stellantis and Exor and its related companies”.

Controls and Procedures

Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, using the criteria set forth in the “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Tradeway Commission (COSO). Based on that assessment, management believes that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ferrari N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferrari N.V. and subsidiaries (the “Company”) as of
December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 19, 2026, expressed an unqualified opinion on those consolidated financial statements.

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
February 19, 2026

Ferrari N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ferrari N.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferrari N.V. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, and consolidated statements of changes in equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Intangible assets – development costs — Refer to Notes 2 and 14 to the financial statements

Critical Audit Matter Description

The financial statements as of December 31, 2025, include Intangible assets – development costs (“Development costs”) with a net carrying amount of Euro 1,595.8 million.

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
•We obtained and analyzed the details of the capitalized Development costs by project, on a sample basis, for the 2025 additions and reclassifications from costs in progress to additions that occurred in the year.
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
•We evaluated the reasonableness of management’s estimates, including management’s basis and approach for considering the impacts of changes in the regulatory environment for a sample of projects:
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

/s/ DELOITTE & TOUCHE S.p.A.

Bologna, Italy
February 19, 2026

We have served as the Company's auditor since 2023.

Ferrari N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
	Note	2025	2024	2023
		(€ thousand)
Net revenues	4	7,145,768	6,676,668	5,970,146
Cost of sales	5	3,452,971	3,329,483	2,995,877
Selling, general and administrative costs	6	642,490	561,144	462,580
Research and development costs	7	918,861	894,092	881,559
Other expenses, net	8	34,302	12,443	18,898
Result from investments		12,572	8,245	6,137
Operating profit (EBIT)		2,109,716	1,887,751	1,617,369
Financial income	9	168,145	147,100	132,319
Financial expenses	9	214,226	145,895	147,334
Financial expenses/(income), net	9	46,081	(1,205)	15,015
Profit before taxes		2,063,635	1,888,956	1,602,354
Income tax expense	10	464,119	363,043	344,897
Net profit		1,599,516	1,525,913	1,257,457
Net profit attributable to:
Owners of the parent		1,596,919	1,521,877	1,252,048
Non-controlling interests	3	2,597	4,036	5,409

Basic earnings per common share (in €)	12	8.97	8.47	6.91
Diluted earnings per common share (in €)	12	8.96	8.46	6.90

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
	Note	2025	2024	2023
		(€ thousand)
Net profit		1,599,516	1,525,913	1,257,457
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains /(Losses) on remeasurement of defined benefit plans	20	135	(691)	221
Related tax impact	20	(30)	168	(52)
Total items that will not be reclassified to the consolidated income statement in subsequent periods		105	(523)	169
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	120,314	(86,810)	(26,284)
Exchange differences on translating foreign operations	20	(20,444)	12,248	(6,323)
Related tax impact	20	(33,674)	23,610	6,403
Total items that may be reclassified to the consolidated income statement in subsequent periods		66,196	(50,952)	(26,204)
Total other comprehensive income/(loss), net of tax		66,301	(51,475)	(26,035)
Total comprehensive income		1,665,817	1,474,438	1,231,422
Total comprehensive income attributable to:
Owners of the parent		1,663,681	1,470,092	1,226,428
Non-controlling interests		2,136	4,346	4,994

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2025 and 2024

		At December 31,
	Note	2025	2024
		(€ thousand)
Assets
Goodwill	13	785,182	785,182
Intangible assets	14	1,638,457	1,545,664
Property, plant and equipment	15	2,057,891	1,828,784
Investments and other financial assets	16	96,444	80,822
Deferred tax assets	10	226,005	236,791
Total non-current assets		4,803,979	4,477,243
Inventories	17	1,113,904	1,088,194
Trade receivables	18	360,339	349,176
Receivables from financing activities	18	1,613,396	1,661,632
Tax receivables	18	31,715	15,918
Other current assets	18	159,223	137,763
Current financial assets	19	78,085	25,006
Cash and cash equivalents	32	1,467,711	1,742,214
Total current assets		4,824,373	5,019,903
Total assets		9,628,352	9,497,146

Equity and liabilities
Equity attributable to owners of the parent		3,906,893	3,533,946
Non-controlling interests	3	7,849	9,292
Total equity	20	3,914,742	3,543,238

Employee benefits	22	145,294	134,147
Provisions	23	184,481	206,212
Deferred tax liabilities	10	254,387	110,016
Debt	24	2,884,220	3,351,888
Other liabilities	25	1,391,616	1,106,221
Other financial liabilities	19	7,405	61,894
Trade payables	26	841,256	945,657
Tax payables		4,951	37,873
Total equity and liabilities		9,628,352	9,497,146

The accompanying notes are an integral part of the Consolidated Financial Statements.

                        Ferrari N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
	Note	2025	2024	2023
		(€ thousand)
Cash and cash equivalents at the beginning of the year	32	1,742,214	1,121,981	1,388,901

Cash flows from operating activities:
Net profit		1,599,516	1,525,913	1,257,457
Income tax expense	10	464,119	363,043	344,897
Amortization and depreciation	14,15	661,937	666,777	662,305
Provision accruals	23	54,466	81,546	64,834
Result from investments	16	(12,572)	(8,245)	(6,137)
Financial income	9	(168,145)	(147,100)	(132,319)
Financial expenses	9	214,226	145,895	147,334
Other non-cash expenses, net	32	98,169	91,909	79,813
Change in inventories	17	(76,684)	(157,526)	(309,564)
Change in trade receivables	18	(20,617)	(94,029)	(33,381)
Change in trade payables	26	(59,130)	7,672	43,277
Change in receivables from financing activities	27	(154,580)	(118,687)	(107,247)
Change in other operating assets and liabilities		222,377	(20,045)	48,642
Finance income received	9	38,035	49,673	32,432
Finance costs paid	9	(126,257)	(50,354)	(83,243)
Income tax paid	10	(385,554)	(409,786)	(292,463)
Total cash flows from operating activities		2,349,306	1,926,656	1,716,637

Cash flows used in investing activities:
Investments in intangible assets	14	(457,976)	(506,874)	(487,148)
Investments in property, plant and equipment	15	(485,210)	(482,277)	(381,762)
Acquisition of subsidiary and other investments		(1,352)	—	—
Proceeds from the sale of property, plant and equipment and intangible assets	14,15	400	2,041	2,458
Total cash flows used in investing activities		(944,138)	(987,110)	(866,452)

Cash flows used in financing activities:
Repayments of bonds and notes	24	(450,963)	—	(575,702)
Proceeds from bonds and notes	24	—	496,145	—
Repayments of securitizations	24	(33,294)	(243,649)	(49,611)
Proceeds from securitizations	24	142,375	340,499	151,217
Repayments of borrowings from banks and other financial institutions	24	(378,332)	(104,690)	(72,500)
Proceeds from borrowings from banks and other financial institutions	24	400,000	225,000	250,000
Repayments of other debt	24	(46,161)	(41,297)	(35,566)
Proceeds from other debt	24	42,527	51,022	34,596
Repayments of lease liabilities	24	(23,825)	(22,001)	(17,691)
Dividends paid to owners of the parent	20	(529,707)	(439,918)	(328,631)
Dividends paid to non-controlling interests	20	(4,448)	(4,788)	(4,890)
Share repurchases	20	(785,329)	(581,084)	(460,629)
Total cash flows used in financing activities		(1,667,157)	(324,761)	(1,109,407)

Translation exchange differences		(12,514)	5,448	(7,698)

Total change in cash and cash equivalents		(274,503)	620,233	(266,920)
Cash and cash equivalents at the end of the year	32	1,467,711	1,742,214	1,121,981

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2025, 2024 and 2023

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total equity
	(€ thousand)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	1,252,048	—	—	—	1,252,048	5,409	1,257,457
Other comprehensive (loss)/income	—	—	(19,881)	(5,908)	169	(25,620)	(415)	(26,035)
Total comprehensive income	—	1,252,048	(19,881)	(5,908)	169	1,226,428	4,994	1,231,422
Dividends to owners of the parent	—	(328,631)	—	—	—	(328,631)	—	(328,631)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,890)	(4,890)
Share repurchases	—	(460,629)	—	—	—	(460,629)	—	(460,629)
Share-based compensation	—	30,863	—	—	—	30,863	—	30,863
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622
Net profit	—	1,521,877	—	—	—	1,521,877	4,036	1,525,913
Other comprehensive (loss)/income	—	—	(63,200)	11,938	(523)	(51,785)	310	(51,475)
Total comprehensive income	—	1,521,877	(63,200)	11,938	(523)	1,470,092	4,346	1,474,438
Dividends to owners of the parent	—	(439,918)	—	—	—	(439,918)	—	(439,918)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,788)	(4,788)
Share repurchases	—	(581,084)	—	—	—	(581,084)	—	(581,084)
Share-based compensation	—	23,968	—	—	—	23,968	—	23,968
Other movements	—	(7)	—	—	7	—	—	—
At December 31, 2024	2,573	3,518,258	(36,848)	58,648	(8,685)	3,533,946	9,292	3,543,238
Net profit	—	1,596,919	—	—	—	1,596,919	2,597	1,599,516
Other comprehensive income/(loss)	—	—	86,640	(19,983)	105	66,762	(461)	66,301
Total comprehensive income	—	1,596,919	86,640	(19,983)	105	1,663,681	2,136	1,665,817
Dividends to owners of the parent	—	(532,158)	—	—	—	(532,158)	—	(532,158)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,448)	(4,448)
Share repurchases	—	(785,329)	—	—	—	(785,329)	—	(785,329)
Share-based compensation	—	27,546	—	—	—	27,546	—	27,546
Other movements	—	(793)	—	—	—	(793)	869	76
At December 31, 2025	2,573	3,824,443	49,792	38,665	(8,580)	3,906,893	7,849	3,914,742

The accompanying notes are an integral part of the Consolidated Financial Statements.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PREPARATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in approximately 60 markets worldwide through a network of 181 authorized dealers operating 195 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned directly operated stores and 2 franchised stores (as of December 31, 2025), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients, as well as to dealers in certain territories, directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its Scuderia Ferrari team and the World Endurance Championship through its Ferrari endurance teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of Ferrari N.V. were authorized for issuance by the Board of Directors on February 19, 2026.

The consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Accounting Standards as adopted by the European Union (references to IFRS Accounting Standards refer to both IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union, unless specified otherwise). There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by IASB and IFRS Accounting Standards as adopted by the European Union. The designation IFRS Accounting Standards also includes International Accounting Standards (“IAS® Standards”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC® Interpretations’” and “SIC® Interpretations”).

The consolidated financial statements are prepared on a going concern basis and applying the historical cost method, modified as required by IFRS Accounting Standards for the measurement of certain financial instruments, which are generally measured at fair value.

The consolidated financial statements are presented in Euro, which is the functional currency of the Company, and unless otherwise stated amounts are presented in thousands of Euro.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

New amendments effective from January 1, 2025

The following new amendments effective from January 1, 2025 were adopted by the Group for the preparation of these Consolidated Financial Statements.

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments were effective for the Group from January 1, 2025 and there was no impact from their adoption.

In December 2024, the IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and the Group early adopted the amendments starting from the third quarter of 2025 in relation to a power purchase agreement the Group entered into during the period.

New standards and amendments not yet effective

The standards and amendments issued by the IASB that will have mandatory application in 2026 or subsequent years are listed below.

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 — Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 — Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 — Statement of Cash Flows and IAS 33 — Earnings Per Share.

IFRS 18 introduces new requirements to:

•present specified categories and defined subtotals in the statement of profit or loss;
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, and
•improve aggregation and disaggregation.

IFRS 18 is effective from January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard and performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group currently reports various non-GAAP financial measures (also referred to as alternative performance measures) to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share. Management-defined performance measures under IFRS 18 require specific disclosures within a note to the financial statements. The Group is performing an assessment of other measures that are currently being reported outside the financial information to determine whether or not they meet the definition of a management-defined performance measure.

In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets), and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements, and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In November 2025, the IASB issued Amendments for translation to a hyperinflationary presentation currency which amended IAS 21 — The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of these amendments.

In November 2025, the IASB issued illustrative examples on reporting uncertainties in financial statements (Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 — Disclosures about Uncertainties in the Financial Statements). These illustrative examples demonstrate how companies can apply IFRS Accounting Standards when reporting the effects of uncertainties in their financial statements. As accompanying materials to IFRS Accounting Standards, these illustrative examples do not have an effective date. However, companies are expected to implement any changes in their reporting on a timely basis. There were no impacts to the Group’s financial statements as a result of these illustrative examples.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The principal foreign currency exchange rates used to translate other currencies into Euro are presented below.

	2025		2024		2023
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.1300	1.1750	1.0824	1.0389	1.0814	1.1050
Pound Sterling	0.8568	0.8726	0.8466	0.8292	0.8699	0.8691
Swiss Franc	0.9370	0.9314	0.9526	0.9412	0.9717	0.9260
Japanese Yen	169.0435	184.0900	163.8519	163.0600	151.8540	156.3300
Chinese Yuan	8.1185	8.2262	7.7875	7.5833	7.6568	7.8509
Australian Dollar	1.7518	1.7581	1.6397	1.6772	1.6283	1.6263
Singapore Dollar	1.4756	1.5105	1.4458	1.4164	1.4521	1.4591
Canadian Dollar	1.5787	1.6088	1.4821	1.4948	1.4595	1.4642
Hong Kong Dollar	8.8104	9.1464	8.4454	8.0686	8.4663	8.6314
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets presented below.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stage	Description	Time period for measurement of expected credit losses
Stage 1	A financial instrument that is not credit-impaired on initial recognition	12-month
Stage 2	A financial instrument with a significant increase in credit risk since initial recognition	Lifetime
Stage 3	A financial instrument that is credit-impaired or has defaulted	Lifetime

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
•the net interest on the defined benefit liability is recognized in the consolidated income statement as net financial income /(expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year, and

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•the remeasurement components of the net obligations, which comprise actuarial gains and losses and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income/(loss). These remeasurement components are not reclassified in the consolidated income statement in a subsequent period.
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

Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars, spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati (the contract for the supply of engines to Maserati expired in December 2023). Revenues relating to the maintenance program are recognized over time based on the input method of measuring progress towards complete satisfaction of the related performance obligation, calculated as a proportion of overall revenues expected during the maintenance period equal to the ratio of costs incurred in the reporting period compared to the overall costs to be incurred during the maintenance period. Revenues relating to the extended warranties are recognized on a straight-line basis over the extended warranty period. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.

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

Costs that are directly attributable to financial services activities, including interest expenses related to financing and provisions for risks and write-downs of assets, are also reported in cost of sales.

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

Imposta Regionale sulle Attività Produttive (“IRAP”) is recognized within income tax expense. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is applied on the tax base at 3.9 percent for the years ended December 31, 2025, 2024 and 2023.

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

Based on information available to management at the end of the reporting period, there were no major sources of estimation uncertainty that could have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year. Additionally, no critical judgments have been made in applying the accounting policies.

The main accounting policies affected by estimates and judgments are disclosed below.

Maintenance programs and extended warranties

The Group’s new cars are sold with a scheduled maintenance program to ensure that the cars are maintained to the highest standards to meet the Group’s strict requirements for performance and safety. Amounts attributable to the maintenance programs are not recognized as income immediately, but are recognized over the maintenance program term based on the input method of measuring progress towards complete satisfaction of the related performance obligation, calculated as a proportion of overall revenues expected during the maintenance period equal to the ratio of costs incurred in the reporting period compared to the overall costs to be incurred during the maintenance period. The amount of the deferred income related to this program is based on the estimated fair value of the service to be provided. The Group also offers various extended warranty programs to customers that provide additional coverage beyond the warranty period required by applicable law or included with all new car sales. Revenues relating to the extended warranties are recognized on a straight-line basis over the extended warranty period. Management utilizes estimates or judgments in determining performance obligations, variable consideration, allocation of the transaction price and the timing of revenue recognition in relation to its maintenance programs and extended warranties.

Recall campaigns

The Group periodically initiates voluntary service actions to address various client satisfaction, safety and emissions issues related to cars sold. Included in the reserve is the estimated cost of these services and recall actions. Considering the nature of the recall campaigns, in certain circumstances management may utilizes estimates or judgments in determining the related provisions. The estimated future costs of these actions are based primarily on historical experience and the cost of parts and services to be incurred in the specified activities, and are recognized at the time when they are probable and reasonably estimable. Estimates of the future costs of these actions are inevitably imprecise due to several uncertainties, including the number of cars affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time and the estimates are periodically reviewed during the year. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could affect the results of operations.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Goodwill

The Group’s goodwill amounted to €785,182 thousand at December 31, 2025 and December 31, 2024. As required by IFRS Accounting Standards, an annual impairment test must be performed for goodwill, which requires management to estimate expected future cash flows and the recoverable amount of the cash-generating unit (CGU), which is represented by the entire Ferrari Group. Based on the impairment tests performed by management, the recoverable amount of goodwill was significantly higher than its carrying amount for the years ended December 31, 2025, 2024 and 2023. Furthermore, the exclusivity of the Group’s business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable even in the event of difficult economic and market conditions, including those that may be caused by regulatory developments or climate-related matters. For additional information relating to the goodwill test performed, see Note 13 “Goodwill”.

Non-current assets with definite useful lives

The Group’s non-current assets (excluding goodwill) primarily include intangible assets, which primarily relate to development costs, and property, plant and equipment. At December 31, 2025 and December 31, 2024, the Group’s intangible assets amounted to €1,638,457 thousand and €1,545,664 thousand, respectively (of which €1,595,783 thousand and €1,502,889 thousand related to development costs), and the Group’s property, plant and equipment amounted to €2,057,891 thousand and €1,828,784 thousand, respectively. The Group makes significant investments for the development of its existing and future product portfolio, and capitalized development costs recognized for the years ended December 31, 2025 and 2024 amounted to €421,265 thousand and €476,467 thousand respectively. These costs were capitalized in accordance with the criteria in IAS 38 - Intangible Assets, including, among others: (i) the costs can be measured reliably, (ii) the technical feasibility of the product, estimated volumes and expected pricing all support the view that the development expenditure will generate future economic benefits, based primarily on information specific to business initiatives underlying the Group’s business plans, and (iii) the Company has the intention to complete the development and the ability to use the related intangible assets. Management utilizes estimates or judgments in distinguishing between research phases and development phases, including as a result of regulatory developments. For the years ended December 31, 2025, 2024 and 2023, no impairment indicators were identified and the Group did not recognize any impairment charges for non-current assets with definite useful lives.

Provisions

The Group sells its cars around the world and is subject to a variety of laws and regulations relating to the environment, and in particular, to the emissions of its cars. The group’s cars, together with the engines that power them, must comply with extensive regional, national and local laws and regulations, and industry self-regulations (including those that regulate vehicle safety). The Group is currently benefiting from certain regulatory exemptions because it qualifies as a small vehicle manufacturer or similar designation in certain jurisdictions where it sells cars. These exemptions provide a range of benefits, from less stringent emissions caps and compliance date extensions, to exemptions from zero emission vehicle production requirements, which may require management to utilize estimates or judgments. The Group recognized provisions for environmental risks based on management’s best estimates of the future cash outflows that will be required to settle the Group’s related obligations. For additional information, see Note 23 “Provisions”.

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

As these regulatory developments and technological changes continue to evolve, the Group’s strategies, operations and business plans may change and the recoverability of the Group’s assets could be impacted, including the recoverability of goodwill, capitalized development costs and property, plant and equipment as well as the accounting of the provisions.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SCOPE OF CONSOLIDATION
Ferrari N.V. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Group’s scope of consolidation at December 31, 2025 and 2024 is presented below.

			At December 31, 2025		At December 31, 2024
Name	Country	Nature of business	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
Ferrari S.p.A.	Italy	Engineering, manufacturing and sales	100%	—%	100%	—%
New Business 33 S.p.A. (1)	Italy	Engineering, manufacturing and sales	—%	—%	100%	—%

Indirectly held through Ferrari S.p.A.
Ferrari North America Inc.	USA	Importer and distributor	100%	—%	100%	—%
Ferrari Japan KK	Japan	Importer and distributor	100%	—%	100%	—%
Ferrari Australasia Pty Limited	Australia	Importer and distributor	100%	—%	100%	—%
Ferrari International Cars Trading (Shanghai) Co. L.t.d.	China	Importer and distributor	80%	20%	80%	20%
Ferrari (HK) Limited	Hong Kong	Importer and distributor	100%	—%	100%	—%
Ferrari Korea Co., Ltd. (2)	South Korea	Importer and distributor	51%	49%	—%	—%
Ferrari Far East Pte Limited	Singapore	Service company	100%	—%	100%	—%
Ferrari Management Consulting (Shanghai) Co. L.t.d.	China	Service company	100%	—%	100%	—%
Ferrari South West Europe S.a.r.l.	France	Service company	100%	—%	100%	—%
Ferrari Central Europe GmbH	Germany	Service company	100%	—%	100%	—%
G.S.A. S.A. in liquidation	Switzerland	Service company	100%	—%	100%	—%
Mugello Circuit S.p.A.	Italy	Racetrack management	100%	—%	100%	—%
Ferrari Financial Services, Inc.	USA	Financial services	100%	—%	100%	—%

Indirectly held through other Group entities
Ferrari Auto Securitization Transaction LLC (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Lease, LLC (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Auto Securitization Transaction - Select, LLC (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Financial Services Titling Trust (3)	USA	Financial services	100%	—%	100%	—%
Ferrari Lifestyle North America, Inc. (4)(5)	USA	Retail	100%	—%	100%	—%
_____________________________
(1)    With effectiveness as of January 1, 2025, New Business 33 S.p.A. was merged by incorporation into Ferrari S.p.A.
(2)    On October 2, 2025, the Group acquired a 51% percent controlling interest in Ferrari Korea Co., Ltd. from the former importer of Ferrari cars into the South Korean market. Following the transaction, the Group began directly importing its cars into South Korea.
(3)    Shareholding held by Ferrari Financial Services Inc. within the context of securitization transactions for receivables generated by the Group’s financial services activities in the United States.
(4)    Shareholding held by Ferrari North America Inc.
(5)    Effective as of January 12, 2024, the company changed its name from 410 Park Display, Inc to Ferrari Lifestyle North America, Inc.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interests
The Group’s non-controlling interests relate to (i) a 20 percent interest in Ferrari International Cars Trading (Shanghai) Co. L.t.d., for which the Group holds an 80 percent interest, and (ii) a 49 percent interest in Ferrari Korea Co., Ltd., for which the Group acquired a 51 percent interest in October 2025.

The equity and net profit attributable to non-controlling interests are presented below and are not considered to be significant to the Group.

	At December 31,
	2025	2024
	(€ thousand)
Equity attributable to non-controlling interests	7,849	9,292

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Net profit attributable to non-controlling interests	2,597	4,036	5,409

4. NET REVENUES

A breakdown of net revenues is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Revenues from:
Cars and spare parts	6,005,243	5,727,688	5,119,181
Sponsorship, commercial and brand	819,551	669,776	571,759
Other (1)	320,974	279,204	279,206
Total net revenues	7,145,768	6,676,668	5,970,146
_____________________________
(1)Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams and, for the years ended December 31, 2024 and 2023 only, from the sale of engines to Maserati.

Interest and other financial income from financial services activities included within other net revenues in 2025, 2024 and 2023 amounted to €141,939 thousand, €130,406 thousand and €99,661 thousand, respectively.

5. COST OF SALES

Cost of sales in 2025, 2024 and 2023 amounted to €3,452,971 thousand, €3,329,483 thousand and €2,995,877 thousand, respectively, and consisted primarily of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs, warranty and product-liability related costs, as well as production costs for engines supplied to other Formula 1 racing teams. In addition, cost of sales included costs related to engines sold to Maserati S.p.A., primarily in 2023, when the related supply contract expired.

Interest and other financial expenses from financial services activities included within cost of sales in 2025, 2024 and 2023 amounted to €99,206 thousand, €88,308 thousand and €60,808 thousand, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. SELLING, GENERAL AND ADMINISTRATIVE COSTS

A breakdown of selling, general and administrative costs is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Selling costs	349,392	288,538	236,443
General and administrative costs	293,098	272,606	226,137
Total selling, general and administrative costs	642,490	561,144	462,580

Selling costs consist mainly of expenses related to sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows, and media and client events for the launch of new models, as well as lifestyle events, including the use of digital solutions. These costs also include indirect marketing and brand-promotion activities, including those incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs consist mainly of administrative and other general expenses that are not directly attributable to manufacturing, sales, or research and development activities. These costs include, in particular, personnel-related expenses and costs associated with the development and maintenance of the Group’s digital infrastructure.

7. RESEARCH AND DEVELOPMENT COSTS

    A breakdown of research and development costs is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Research and development costs expensed during the year	592,690	563,311	538,903
Amortization of capitalized development costs	326,171	330,781	342,656
Total research and development costs	918,861	894,092	881,559

Research and development costs expensed primarily relate to Formula 1 racing activities and programs to support innovation across the Group’s product portfolio and components, particularly those involving advanced technologies.

Research and development costs for the years December 31, 2025, 2024 and 2023 are presented net of technology-related government incentives.

8. OTHER EXPENSES, NET

A breakdown of other expenses, net is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Other income	21,188	21,818	10,958
Other expenses	55,490	34,261	29,856
Total other expenses, net	34,302	12,443	18,898
Other expenses primarily consist of indirect taxes, provisions, and other miscellaneous expenses, while other income primarily consists of rental income, gains on the disposal of property, plant and equipment and releases of previously recognized provisions, as well as other miscellaneous income.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. FINANCIAL EXPENSES AND FINANCIAL INCOME

A breakdown of financial expenses and financial income is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Foreign exchange gains	129,070	92,051	91,019
Interest income	20,416	31,486	25,813
Other financial income	18,659	23,563	15,487
Financial income	168,145	147,100	132,319
Foreign exchange losses	167,230	99,087	111,216
Interest expenses	41,168	40,054	29,258
Other financial expenses	5,828	6,754	6,860
Financial expenses	214,226	145,895	147,334
Financial expenses/(income), net	46,081	(1,205)	15,015

Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents. In 2023, financial income includes gains of €7,940 thousand realized on the partial cash tender executed during the third quarter of 2023 on a bond that was fully repaid in 2025, upon maturity. For additional information, see Note 24 “Debt”.
Interest and other financial income from financial services activities, and interest expenses and other financial charges relating to those activities, are recognized within net revenues and cost of sales, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. INCOME TAXES

    A breakdown of income tax expense is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Current tax expense	360,443	383,481	347,162
Deferred tax expense/(benefit)	106,556	(17,483)	(4,541)
Taxes relating to prior years	(2,880)	(2,955)	2,276
Total income tax expense	464,119	363,043	344,897

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

Income tax expense amounted to €464,119 thousand, €363,043 thousand and €344,897 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

Income taxes for the years ended December 31, 2023 and 2024 benefited from the coexistence of two Patent Box tax regimes. The original Patent Box regime, introduced by Italian Law No. 190/2014, was applied by the Group until 2024, granting a tax exemption (up to 50%) on extra profits attributable to eligible intangible assets, with the benefit recognized over three annual installments starting from 2020. In parallel, the new Patent Box regime, regulated by Law Decree No. 146 and effective from October 22, 2021, introduced a 110% super tax deduction for costs related to eligible intangible assets. Italian tax legislation provided for a transitional period allowing both regimes to be applied until 2024, when the original regime expired. Consequently, for the year ended December 31, 2025, income taxes reflect the benefits under the new Patent Box regime only.

A reconciliation between actual income tax expense and the theoretical income tax expense, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2025, 2024 and 2023 is provided below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Profit before taxes	2,063,635	1,888,956	1,602,354
Theoretical income tax rate	24.0%	24.0%	24.0%
Theoretical income tax expense	495,272	453,349	384,565
Tax effect on:
Permanent and other differences	(104,596)	(145,802)	(95,836)
Italian Regional Income Tax (IRAP)	70,332	50,408	48,912
Effect of changes in tax rates and tax regulations	653	938	961
Differences between foreign tax rates and the theoretical Italian tax rate and tax holidays	2,265	2,681	2,156
Taxes relating to prior years	(2,880)	(2,955)	2,276
Withholding tax on earnings	3,073	4,424	1,863
Income tax expense	464,119	363,043	344,897

Effective tax rate	22.5%	19.2%	21.5%

The effective tax rate was 22.5 percent, 19.2 percent and 21.5 percent for the years ended December 31, 2025, 2024 and 2023, respectively. The Patent Box benefit is included within “permanent and other differences” in the tax rate reconciliation above.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) in 2025, 2024 and 2023 amounted to €70,332 thousand, €50,408 thousand and €48,912 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the years ended December 31, 2025, 2024 and 2023.

A breakdown of deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 is provided below.

	At December 31,
	2025	2024
	(€ thousand)
Deferred tax assets:
To be recovered after 12 months	134,196	93,073
To be recovered within 12 months	91,809	143,718
	226,005	236,791
Deferred tax liabilities:
To be realized after 12 months	(146,463)	(82,429)
To be realized within 12 months	(107,924)	(27,587)
	(254,387)	(110,016)
Net deferred tax (liabilities)/assets	(28,382)	126,775

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are summarized below.

	At December 31, 2024	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2025
	(€ thousand)
Deferred tax assets arising on:
Provisions	194,630	17,357	—	(2,625)	209,362
Intercompany profit on inventory and obsolescence	135,636	7,624	—	(593)	142,667
Allowances for doubtful accounts	6,836	1,009	—	15	7,860
Depreciation	17,861	271	—	(60)	18,072
Trademark step-up	77,004	(1,674)	—	—	75,330
Patent Box regime	133,492	(89,018)	—	—	44,474
Other	27,864	(20,744)	(33,704)	(11,414)	(37,998)
Deferred tax assets (prior to offsetting)	593,323	(85,175)	(33,704)	(14,677)	459,767
Offsetting of deferred tax assets	(356,532)				(233,762)
Total deferred tax assets	236,791				226,005

Deferred tax liabilities arising on:
Depreciation	(4,258)	1,294	—	320	(2,644)
Capitalization of development costs	(422,389)	(29,900)	—	—	(452,289)
Tax on undistributed earnings	(20,037)	8,618	—	—	(11,419)
Other	(19,864)	(1,393)	—	(540)	(21,797)
Total deferred tax liabilities (prior to offsetting)	(466,548)	(21,381)	—	(220)	(488,149)
Offsetting of deferred tax liabilities	356,532				233,762
Total deferred tax liabilities	(110,016)				(254,387)

Total net deferred tax assets/(liabilities)	126,775	(106,556)	(33,704)	(14,897)	(28,382)

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2023	Recognized in consolidated income statement	Charged to equity	Translation differences and other changes	At December 31, 2024
	(€ thousand)
Deferred tax assets arising on:
Provisions	183,035	10,703	—	892	194,630
Intercompany profit on inventory and obsolescence	119,920	15,522	—	194	135,636
Allowances for doubtful accounts	5,060	1,787	—	(11)	6,836
Depreciation	17,782	92	—	(13)	17,861
Trademark step-up	78,678	(1,674)	—	—	77,004
Patent Box regime	94,268	39,224	—	—	133,492
Other	20,873	(10,217)	14,010	3,198	27,864
Deferred tax assets (prior to offsetting)	519,616	55,437	14,010	4,260	593,323
Offsetting of deferred tax assets	(302,063)				(356,532)
Total deferred tax assets	217,553				236,791

Deferred tax liabilities arising on:
Depreciation	(3,458)	(645)	—	(155)	(4,258)
Capitalization of development costs	(385,257)	(37,132)	—	—	(422,389)
Tax on undistributed earnings	(18,859)	(1,178)	—	—	(20,037)
Other	(31,335)	1,001	9,768	702	(19,864)
Total deferred tax liabilities (prior to offsetting)	(438,909)	(37,954)	9,768	547	(466,548)
Offsetting of deferred tax liabilities	302,063				356,532
Total deferred tax liabilities	(136,846)				(110,016)

Total net deferred tax assets/(liabilities)	80,707	17,483	23,778	4,807	126,775
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans.

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future. At December 31, 2025, the aggregate amount of temporary differences related to remaining distributable earnings of the Group’s subsidiaries where deferred tax liabilities have not been recognized amounted to €395,685 thousand (€286,653 thousand at December 31, 2024).

11. OTHER INFORMATION BY NATURE

Personnel costs in 2025, 2024 and 2023 amounted to €662,496 thousand, €626,287 thousand and €575,215 thousand, respectively. These amounts include costs that were capitalized in connection with product development activities. In 2025, 2024 and 2023, the average number of employees of the Group was 5,544, 5,327 and 4,960, respectively.

Depreciation of property, plant and equipment amounted to €298,734 thousand, €299,638 thousand and €290,204 thousand for the years ended December 31, 2025, 2024 and 2023, respectively
Amortization of intangible assets amounted to €363,202 thousand, €367,139 thousand and €372,101 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. EARNINGS PER SHARE

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2025, 2024 and 2023.

		For the years ended December 31,
		2025	2024	2023
Profit attributable to owners of the Company	€ thousand	1,596,919	1,521,877	1,252,048
Weighted average number of common shares for basic earnings per common share	thousand	178,125	179,743	181,220
Basic earnings per common share		€8.97	8.47	6.91
Diluted earnings per share

For the years ended December 31, 2025, 2024 and 2023, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). For additional information relating to the Group’s equity incentive plans, see Note 21 “Share-Based Compensation”.

The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2025, 2024 and 2023.

		For the years ended December 31,
		2025	2024	2023
Profit attributable to owners of the Company	€ thousand	1,596,919	1,521,877	1,252,048
Weighted average number of common shares for diluted earnings per common share	thousand	178,321	179,992	181,511
Diluted earnings per common share		€8.96	8.46	6.90

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the years ended December 31,
Number of shares	2025	2024	2023
Weighted average number of common shares for basic earnings per share	178,125	179,743	181,220
Adjustments for calculation of diluted earnings per share:
Share-based compensation	196	249	291
Weighted average number of common shares for diluted earnings per share	178,321	179,992	181,511

13. GOODWILL

At December 31, 2025 and 2024 goodwill amounted to €785,182 thousand.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in this process represent management’s best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:
•The expected future cash flows covering the period from 2026 through 2030 have been derived from the Ferrari budgets and business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the consolidated financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Expected volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.
•The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 2.0 percent in 2025 (2.0 percent in 2024 and 2023).
•The expected future cash flows have been estimated in Euro, and discounted using a post-tax discount rate appropriate for that currency, determined by using a base WACC of 9.0 percent in 2025 (8.5 percent in 2024 and 9.2 percent in 2023). The WACC used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the CGU under consideration.
    The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the goodwill will continue to be recoverable, even in the event of difficult economic and market conditions.

For additional information related to climate-related matters, see Note 2 “Material Accounting Policies—Use of estimates and judgments—Climate-related matters—Goodwill”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. INTANGIBLE ASSETS

Movements in intangible assets are summarized below.

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ thousand)
Gross carrying amount at December 31, 2023	2,607,792	1,188,371	318,585	67,788	4,182,536
Additions	306,559	169,908	26,453	3,954	506,874
Divestitures	(14,632)	(945)	(1,613)	(12)	(17,202)
Reclassifications	—	—	10,267	(9,684)	583
Translation differences and other movements	2,633	(2,632)	—	(15,000)	(14,999)
Balance at December 31, 2024	2,902,352	1,354,702	353,692	47,046	4,657,792
Additions	248,733	172,532	32,846	3,865	457,976
Divestitures	(1,949)	(498)	(1,541)	(17)	(4,005)
Reclassifications	—	—	1,814	(340)	1,474
Translation differences and other movements	—	—	(2)	(25)	(27)
Balance at December 31, 2025	3,149,136	1,526,736	386,809	50,529	5,113,210

Accumulated amortization at December 31, 2023	1,760,157	666,111	282,628	53,941	2,762,837
Amortization	237,414	93,367	34,695	1,663	367,139
Divestitures	(2,881)	—	—	—	(2,881)
Reclassification	—	—	31	—	31
Translation differences and other movements	—	(3)	—	(14,995)	(14,998)
Balance at December 31, 2024	1,994,690	759,475	317,354	40,609	3,112,128
Amortization	219,282	106,889	34,821	2,210	363,202
Divestitures	(247)	—	(644)	—	(891)
Reclassification	—	—	314	—	314
Balance at December 31, 2025	2,213,725	866,364	351,845	42,819	3,474,753

Carrying amount at:
December 31, 2023	847,635	522,260	35,957	13,847	1,419,699
December 31, 2024	907,662	595,227	36,338	6,437	1,545,664
December 31, 2025	935,411	660,372	34,964	7,710	1,638,457

Additions to intangible assets were primarily attributable to externally acquired and internally generated development costs related to both current and future models.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment are summarized below.

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and assets under construction	Total
	(€ thousand)
Gross carrying amount at December 31, 2023	151,229	523,147	3,205,733	265,245	391,792	4,537,146
Additions	1,565	56,504	105,175	60,804	332,908	556,956
Divestitures	—	(2,853)	(75,491)	(7,039)	(78)	(85,461)
Reclassifications	1	80,119	116,426	(6,600)	(224,842)	(34,896)
Translation differences and other movements	18	509	(1,848)	4,459	(645)	2,493
Balance at December 31, 2024	152,813	657,426	3,349,995	316,869	499,135	4,976,238
Additions	—	27,029	159,208	80,565	288,114	554,916
Divestitures	—	(2,595)	(72,851)	(20,028)	(1,198)	(96,672)
Reclassifications	5,353	14,452	244,518	(3,925)	(272,519)	(12,121)
Translation differences and other movements	(34)	(3,065)	(86)	(7,584)	(10,089)	(20,858)
Balance at December 31, 2025	158,132	693,247	3,680,784	365,897	503,443	5,401,503

Accumulated depreciation at December 31, 2023	—	232,068	2,547,621	182,257	—	2,961,946
Depreciation	—	27,042	243,424	29,172	—	299,638
Divestitures	—	(1,516)	(72,308)	(6,540)	—	(80,364)
Reclassifications	—	(8,153)	(12,355)	(12,668)	—	(33,176)
Translation differences and other movements	—	(56)	(4,226)	3,692	—	(590)
Balance at December 31, 2024	—	249,385	2,702,156	195,913	—	3,147,454
Depreciation	—	30,017	234,243	34,474	—	298,734
Divestitures	—	(1,693)	(70,264)	(17,403)	—	(89,360)
Reclassifications	—	(5,170)	(516)	(5,053)	—	(10,739)
Translation differences and other movements	—	(1,694)	1,745	(2,528)	—	(2,477)
Balance at December 31, 2025	—	270,845	2,867,364	205,403	—	3,343,612

Carrying amount at:
December 31, 2023	151,229	291,079	658,112	82,988	391,792	1,575,200
of which right-of use assets under IFRS 16	—	22,971	3,396	41,888	—	68,255
December 31, 2024	152,813	408,041	647,839	120,956	499,135	1,828,784
of which right-of use assets under IFRS 16	—	38,918	8,569	68,884	—	116,371
December 31, 2025	158,132	422,402	813,420	160,494	503,443	2,057,891
of which right-of use assets under IFRS 16	—	37,022	6,131	103,113	—	146,266

Additions to property, plant and equipment primarily related to investments in car and engine production lines, including those supporting models to be launched in future years, as well as investments for personalization programs, the e-Building and the ongoing construction of the new paint shop. The e-Building was inaugurated in June 2024 and is used for the production and development of models with internal combustion, hybrid and fully electric powertrains, as well as strategic electrical components.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movements in right-of-use assets are summarized below.

	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ thousand)
Balance at December 31, 2023	22,971	3,396	41,888	68,255
Additions	27,474	7,529	39,676	74,679
Disposals	(1,231)	(2)	(17)	(1,250)
Depreciation	(10,445)	(2,364)	(13,977)	(26,786)
Translation differences and other movements	149	10	1,314	1,473
Balance at December 31, 2024	38,918	8,569	68,884	116,371
Additions	9,909	411	59,386	69,706
Disposals	(113)	(17)	(2,145)	(2,275)
Depreciation	(11,359)	(2,809)	(18,683)	(32,851)
Translation differences and other movements	(333)	(23)	(4,329)	(4,685)
Balance at December 31, 2025	37,022	6,131	103,113	146,266

    A breakdown of lease expenses is presented below.

	For the year ended December 31,
	2025	2024	2023
	(€ thousand)
Depreciation of right-of-use assets	32,851	26,786	19,589
Interest expense on lease liabilities	5,032	3,356	1,450
Variable lease payments not included in the measurement of lease liabilities	1,245	1,781	1,213
Expenses relating to short-term leases and leases of low-value assets	4,043	3,077	2,842
Total expenses recognized	43,171	35,000	25,094
For the year ended December 31, 2025 depreciation of right-of-use assets amounted to €32,851 thousand and interest expense on lease liabilities amounted to €5,032 thousand (€26,786 thousand and €3,356 thousand, respectively, for the year ended December 31, 2024 and €19,589 thousand and €1,450 thousand respectively, for the year ended December 31, 2023).

At December 31, 2025, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €275,178 thousand (€397,473 thousand at December 31, 2024), reflecting investments the Group is making to expand vehicle architectures, strengthen infrastructure, including the new paint shop, and support innovation in advanced technologies such as hybrid and electric powertrains.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. INVESTMENTS AND OTHER FINANCIAL ASSETS

A breakdown of investments and other financial assets is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Investments accounted for using the equity method	76,011	63,438
Other securities and financial assets	20,433	17,384
Total investments and other financial assets	96,444	80,822
Investments accounted for using the equity method

Movements in the carrying amount of investments accounted for using the equity method are presented below.

(€ thousand)
Balance at December 31, 2023	55,200
Proportionate share of net profit for the year ended December 31, 2024	8,245
Proportionate share of remeasurement of defined benefit plans and other movements	(7)
Balance at December 31, 2024	63,438
Proportionate share of net profit for the year ended December 31, 2025	12,572
Proportionate share of remeasurement of defined benefit plans and other movements	1
Balance at December 31, 2025	76,011
Investments accounted for using the equity method mainly relate to the Group’s investment in FFS GmbH, for which the Group holds a 49.9 percent interest, as well as the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, for which the Group holds a 49.0 percent interest.

Summarized financial information relating to FFS GmbH at and for the years ended December 31, 2025 and 2024 is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Assets
Non-current assets	4,795	4,825
Receivables from financing activities	1,246,366	1,371,071
Other current assets	11,274	8,766
Cash and cash equivalents	22,989	28,571
Total assets	1,285,424	1,413,233

Equity and liabilities
Equity	150,318	125,040
Debt	991,075	1,126,177
Other liabilities	144,031	162,016
Total equity and liabilities	1,285,424	1,413,233

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2025	2024	2023
	(€ thousand)
Net revenues	95,936	88,597	66,446
Cost of sales	51,840	52,415	37,198
Selling, general and administrative costs	9,590	9,966	9,314
Other expenses, net	3,239	2,826	1,574
Profit before taxes	31,267	23,390	18,360
Income tax expense	5,978	6,472	5,147
Net profit	25,289	16,918	13,213
Other securities and financial assets

Other securities and financial assets primarily include the Group’s holdings of Series C Formula One Group Common Stock of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €16,743 thousand at December 31, 2025 (€15,816 thousand at December 31, 2024) (the “Liberty Media Shares”).
17. INVENTORIES

A breakdown of inventories is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Raw materials	238,426	222,243
Semi-finished goods	258,287	239,388
Finished goods	617,191	626,563
Total inventories	1,113,904	1,088,194

The amount of inventory write-downs recognized as an expense within cost of sales during 2025 was €37,689 thousand (€36,932 thousand in 2024 and €20,822 thousand in 2023).

Changes in the provision for slow moving and obsolete inventories are presented below.

	2025	2024
	(€ thousand)
At January 1,	149,228	123,428
Additional provisions	37,689	36,932
Utilizations and other changes	(24,319)	(11,132)
At December 31,	162,598	149,228

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

A breakdown of current receivables and other current assets is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Trade receivables	360,339	349,176
Receivables from financing activities	1,613,396	1,661,632
Current tax receivables	31,715	15,918
Other current assets	159,223	137,763
Total	2,164,673	2,164,489

Trade receivables

A breakdown of trade receivables by nature is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Trade receivables due from:
Dealers	145,061	153,894
Sponsorship and commercial activities	108,737	81,863
Brand activities	37,346	26,189
Stellantis Group companies	1,070	3,654
Other	68,125	83,576
Total	360,339	349,176
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

The Group is not exposed to significant concentrations of third party credit risk.

A breakdown of trade receivables by currency is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Trade receivables denominated in:
Euro	143,909	166,846
U.S. Dollar	170,138	152,537
Japanese Yen	16,867	6,104
Pound Sterling	6,246	12,814
Chinese Yuan	2,132	4,701
Other currencies	21,047	6,174
Total	360,339	349,176

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

Changes in the allowance for doubtful accounts of trade receivables are presented below.

	2025	2024
	(€ thousand)
At January 1	33,376	25,418
Additional provisions	16,385	10,884
Utilizations	(11,527)	(2,104)
Releases	(1,996)	(828)
Other changes	—	6
At December 31	36,238	33,376
Receivables from financing activities

Receivables from financing activities relate to financing provided by the Group to Ferrari clients to finance their car acquisitions in the United States. The underlying receivables are denominated in U.S. Dollars and are generally secured on the title of cars or other guarantees.

During 2025 the average contractual duration at inception of such contracts was approximately 69 months (68 months in 2024) and the weighted average interest rate was approximately 8.8 percent (approximately 8.3 percent in 2024). Receivables for client financing are generally secured on the titles of the related cars or other personal guarantees.

Receivables from financing activities are shown net of an allowance for doubtful accounts and additional provisions are recorded within cost of sales in the consolidated income statement.

Changes in the allowance for doubtful accounts of receivables from financing activities are presented below.

	2025	2024
	(€ thousand)
At January 1	16,547	11,165
Additional provisions	13,557	10,038
Utilizations	(8,984)	(5,293)
Releases	(45)	(57)
Other changes	(2,333)	694
At December 31	18,742	16,547

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other current assets

A breakdown of other current assets is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Italian and foreign VAT credits	99,593	56,837
Prepayments	51,863	63,983
Other	7,767	16,943
Total other current assets	159,223	137,763
    Other includes security deposits, amounts due from personnel and other receivables.

At December 31, 2025, the Group had provided guarantees through third parties amounting to €168,930 thousand (€225,438 thousand at December 31, 2024), principally to (i) banks for a U.S. Dollar denominated credit facility of FFS Inc., (ii) tax authorities for VAT reimbursements according to Italian legislation, and (iii) customs authorities for duties on import and export activities.

A breakdown of receivables and other current assets (excluding prepayments) by due date is presented below.

	At December 31, 2025
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	310,058	7,962	—	42,319	360,339
Receivables from financing activities (1)	250,791	1,139,104	118,920	104,581	1,613,396
Current tax receivables	27,755	3,960	—	—	31,715
Other current assets (excluding prepayments)	107,360	—	—	—	107,360
Total	695,964	1,151,026	118,920	146,900	2,112,810

	At December 31, 2024
	Due within one year	Due between one and five years	Due beyond five years	Overdue	Total
	(€ thousand)
Trade receivables	302,025	—	—	47,151	349,176
Receivables from financing activities (1)	237,414	1,226,598	90,417	107,203	1,661,632
Current tax receivables	11,454	4,464	—	—	15,918
Other current assets (excluding prepayments)	73,389	—	—	391	73,780
Total	624,282	1,231,062	90,417	154,745	2,100,506
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
A breakdown of current financial assets is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Financial derivatives	73,664	19,350
Other financial assets	4,421	5,656
Current financial assets	78,085	25,006
Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives and interest rate caps.

A breakdown of derivative assets and liabilities is presented below.

	At December 31,
	2025		2024
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Currency swaps	70,942	(5,936)	11,591	(58,911)
Interest rate caps	1,487	—	5,547	—
Commodities	—	(334)	—	—
Total Cash flow hedges	72,429	(6,270)	17,138	(58,911)
Other foreign currency derivatives	1,235	(335)	2,212	(2,983)
Other	—	(800)	—	—
Current financial assets/(liabilities)	73,664	(7,405)	19,350	(61,894)

Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements. At December 31, 2025 and 2024, substantially all derivative financial instruments had a maturity of twelve months or less.

A breakdown of outstanding derivative financial instruments by foreign currency based on their fair value and notional amounts is presented below.

	At December 31, 2025		At December 31, 2024
	Fair Value	Notional Amount	Fair Value	Notional Amount
	(€ thousand)
Currencies:
U.S. Dollar	42,650	2,850,720	(43,002)	2,818,516
Japanese Yen	23,575	476,778	5,119	270,514
Swiss Franc	567	136,354	(273)	116,872
Pound Sterling	466	126,060	(2,987)	157,264
Chinese Yuan	(187)	110,695	(2,880)	188,968
Other(1)	(812)	227,501	1,479	155,401
Total amount	66,259	3,928,108	(42,544)	3,707,535
_____________________________
(1)    Other mainly relates to the Australian Dollar, the Canadian Dollar and the Hong Kong Dollar.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash flow hedges

Cash flow hedges mainly relate to foreign currency risk management and in particular, the exposure to fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars.

The policy of the Group for managing foreign currency risk normally requires hedging of a portion of projected future cash flows from trading activities and orders acquired (or contracts in progress) in foreign currencies that will occur within the following 12 months. According to such policy, the hedging strategy is periodically updated and rebalanced, generally on a monthly basis. Derivatives relating to foreign currency risk management are treated as cash flow hedges where the derivative qualifies for hedge accounting. The amounts recorded in the cash flow hedge reserve within other comprehensive income will be recognized in the consolidated income statement according to the timing of the flows of the underlying transactions. Management believes that substantially all of the hedging effects arising from these derivative contracts and recorded in the cash flow hedge reserve will be recognized in the consolidated income statement within the following 12 months from the reporting date.

A breakdown of gains and losses, net of the related tax effects, reclassified from other comprehensive income/(loss) to the consolidated income statement is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Net revenues	60,389	20,827	48,393
Income tax expenses	(16,849)	(5,811)	(13,502)
Total recognized in the consolidated income statement	43,540	15,016	34,891

The ineffectiveness of cash flow hedges was not material for the years 2025, 2024 and 2023.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. EQUITY

Share capital

At December 31, 2025 and 2024 the fully paid up share capital of the Company was €2,573 thousand. The following table summarizes the number of common shares and special voting shares of the Company at December 31, 2025 and December 31, 2024, each of which has a nominal value of €0.01.

	Common shares			Special voting shares
	Total	Outstanding	Held in treasury	Total	Outstanding	Held in treasury
At December 31, 2023	193,923,499	180,418,090	13,505,409	63,349,112	63,332,872	16,240
Shares repurchased under share repurchase program	—	(1,440,264)	1,440,264	—	—	—
Shares assigned under equity incentive plans (2)	—	41,790	(41,790)	—	—	—
Other changes	—	24,715	(24,715)	—	1	(1)
At December 31, 2024	193,923,499	179,044,331	14,879,168	63,349,112	63,332,873	16,239
Shares repurchased under share repurchase program (1)	—	(1,877,020)	1,877,020	—	—	—
Shares assigned under equity incentive plans (2)	—	111,582	(111,582)	—	—	—
ABO (3)	—	—	—	—	(6,666,667)	6,666,667
Other changes (4)	—	—	—	—	(565)	565
At December 31, 2025	193,923,499	177,278,893	16,644,606	63,349,112	56,665,641	6,683,471

Percentage of shares held in treasury	At December 31, 2025	At December 31, 2024
Total shares (common shares and special voting shares)	9.07%	5.79%
Common shares	6.47%	5.78%
_____________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2025 and December 31, 2025 based on the transaction trade date, for a total consideration, including transaction costs and including the shares purchased under Sell to Cover (as described below), of €785,329 thousand.
(2)On March 13, 2025, 113,466 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 47,907 common shares, for a total consideration of €19,834 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (Sell to Cover) in a cross transaction. Between April and September 2025, 46,023 share awards vested under the broad-based employee share ownership plan and agreements with suppliers.
On March 15, 2024, 76,979 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 35,189 common shares, for a total consideration of €13,548 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (Sell to Cover) in a cross transaction
(3)Relates to the deregistration of special voting shares, under the Company’s special voting shares terms and conditions, following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025.
(4)Relates to the deregistration of certain special voting shares under the Company’s special voting shares terms and conditions.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Retained earnings and other reserves

Retained earnings and other reserves include:

•a share premium reserve of €5,768,544 thousand at December 31, 2025 (€5,768,544 thousand at December 31, 2024).
•a legal reserve of €83 thousand at December 31, 2025 and €110 thousand at December 31, 2024, determined in accordance with Dutch law.
•a treasury reserve of €3,071,083 thousand at December 31, 2025 and €2,285,756 thousand at December 31, 2024.
•a share-based compensation reserve of €41,791 thousand at December 31, 2025 and €45,793 thousand at December 31, 2024.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2025, a dividend distribution of €2.986 per outstanding common share was approved, corresponding to a total distribution of €532,158 thousand, which was paid in 2025. The distribution was made from the retained earnings reserve.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 17, 2024, a dividend distribution of €2.443 per outstanding common share was approved, corresponding to a total distribution of €439,918 thousand, which was paid in 2024. The distribution was made from the retained earnings reserve.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2023, a dividend distribution of €1.810 per outstanding common share was approved, corresponding to a total distribution of €328,631 thousand, which was paid in 2023. The distribution was made from the retained earnings reserve.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    Other comprehensive income/(loss)

A breakdown of other comprehensive income/(loss) is provided below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on remeasurement of defined benefit plans	135	(691)	221
Total items that will not be reclassified to the consolidated income statement in subsequent periods	135	(691)	221
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	180,703	(65,983)	22,109
Gains on cash flow hedging instruments reclassified to the consolidated income statement	(60,389)	(20,827)	(48,393)
Losses on cash flow hedging instruments	120,314	(86,810)	(26,284)
Exchange differences on translating foreign operations	(20,444)	12,248	(6,323)
Total items that may be reclassified to the consolidated income statement in subsequent periods	99,870	(74,562)	(32,607)
Total other comprehensive income/(loss)	100,005	(75,253)	(32,386)
Related tax impact	(33,704)	23,778	6,351
Total other comprehensive income/(loss), net of tax	66,301	(51,475)	(26,035)
_____________________________
(1)Includes a loss of €1 thousand, €7 thousand and €30 thousand for the years ended December 31, 2025, 2024 and 2023, respectively, related to the Group’s proportionate share of the remeasurement of defined benefit plans of FFS GmbH, for which the Group holds a 49.9 percent interest.

Gains and losses on the remeasurement of defined benefit plans include actuarial gains and losses arising during the period and are offset against the related net defined benefit liabilities.

A breakdown of the tax effects relating to other comprehensive income/(loss) is presented below.

	For the years ended December 31,
	2025			2024			2023
	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance	Pre-tax balance	Related tax impact	Net balance
	(€ thousand)
Gains/(Losses) on remeasurement of defined benefit plans	135	(30)	105	(691)	168	(523)	221	(52)	169
Gains/(Losses) on cash flow hedging instruments	120,314	(33,674)	86,640	(86,810)	23,610	(63,200)	(26,284)	6,403	(19,881)
Exchange (losses)/gains on translating foreign operations	(20,444)	—	(20,444)	12,248	—	12,248	(6,323)	—	(6,323)
Total other comprehensive income/(loss)	100,005	(33,704)	66,301	(75,253)	23,778	(51,475)	(32,386)	6,351	(26,035)

Transactions with non-controlling interests

With the exception of dividends paid to non-controlling interests, there were no transactions with non-controlling interests for the years ended December 31, 2025, 2024 or 2023.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. SHARE-BASED COMPENSATION

Equity incentive plans

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (“FLT”) and other employees of the Group.

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

Equity Incentive Plan 2022-2024

In the first quarter of 2025, 91,414 2022-2024 PSU awards vested (representing 149 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions and 21,437 2022-2024 RSU awards vested upon achievement of the related service conditions. As a result, 112,851 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2025. There are no further awards outstanding for the Equity Incentive Plan 2022-2024.

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

In March 2026, 76,397 2023-2025 PSU awards are expected to vest (representing approximately 145 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2023-2025 PSU awards outstanding.

2023-2025 RSU awards

In March 2026, 18,876 2023-2025 RSU awards are expected to vest as a result of the achievement of the related service condition, which is the recipient’s continued employment with the Company at the time of vesting, and an equal

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2023-2025 RSU awards outstanding.

Equity Incentive Plan 2024-2026

Under a new Equity Incentive Plan 2024-2026 approved in 2024, the Company awarded approximately 41 thousand 2024-2026 PSUs to the Executive Chairman, the CEO, members of the FLT and other employees of the Group, and approximately 15 thousand 2024-2026 RSUs to members of the FLT and other employees of the Group. The 2024-2026 PSUs and 2024-2026 RSUs cover the three-year performance and service periods from 2024 to 2026.

2024-2026 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators described below.

(i)TSR Target - 40 percent of the awards vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific Peer Group of eleven companies;
(ii)EBITDA Target - 40 percent of the awards vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)ESG Target - 20 percent of the awards vest based on the achievement of defined objectives relating to environmental and social factors, with 50 percent of the ESG Target based on the reduction of CO2 carbon emissions and 50 percent based on the maintenance of the Equal Salary certification.
Each target is settled independently of the other targets. The awards vest in 2027 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2024-2026 RSU awards

The awards vest in 2027, subject to the recipient’s continued employment with the Company at the time of vesting.

Equity Incentive Plan 2025-2027

Under a new Equity Incentive Plan 2025-2027 approved in 2025, the Company awarded approximately 33 thousand 2025-2027 PSUs to the Executive Chairman, the CEO, members of the FLT and other employees of the Group, and approximately 13 thousand 2025-2027 RSUs to members of the FLT and other employees of the Group. The 2025-2027 PSUs and 2025-2027 RSUs cover the three-year performance and service periods from 2025 to 2027.

2025-2027 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators described below.

(i)TSR Target - 40 percent of the 2025-2027 PSUs vest based on the Company's TSR performance over the relevant performance period compared to the industry specific peer group presented below.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined peer group (including Ferrari) for the TSR Target is presented below.

Ferrari	Aston Martin	Brunello Cucinelli	Burberry
Hermes	Kering	LVMH	Moncler
Prada	Porsche AG	Richemont

(ii)EBITDA Target - 40 percent of the 2025-2027 PSUS vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	—%
(iii)ESG Target - 20 percent of the 2025-2027 PSUs vest based on the achievement of defined objectives relating to environmental and social factors, with 50 percent of the ESG Target based on the reduction of CO2 carbon emissions and 50 percent based on the achievement of targets relating to female presence in sub-top positions.

Each target is settled independently of the other targets. The awards vest in 2027 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2025-2027 RSU awards
The awards vest in 2028, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2025-2027 is summarized below.
Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2025-2027, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2025-2027
PSUs	€365.20
RSUs	€376.95

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the 2025-2027 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2025-2027 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions that the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant date fair values of the PSUs that were awarded under the Equity Incentive Plan 2025-2027 are summarized below.

Equity Incentive Plan 2025-2027
Grant date share price	€384.30
Expected volatility	25.43%
Dividend yield	0.64%
Risk-free rate	2.40%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Broad-based employee share ownership plan

In November 2023, the Company launched a broad-based employee share ownership plan under which each employee is given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. In 2024, 24,715 share awards vested and the Company granted an additional 2,796 share awards. Starting in 2025, certain employees were given the opportunity, under specific conditions, to receive part of their “Premio di Competitività” in Company shares. In 2025, the Company made a grant of 2,055 share awards and 14,343 share awards vested under these arrangements.

Other share-based compensation

In 2023, 6,838 share awards granted to certain employees in 2022 and which each represent the right to receive one Ferrari common share, vested, while 1,309 awards and 279 awards were forfeited in 2023 and 2024, respectively. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards

The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements.

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2023	154,379	73,245	63,699	291,323
Granted	40,885	15,401	2,796	59,082
Vested	(33,924)	(29,550)	(24,715)	(88,189)
Forfeited and other	(3,961)	(2,241)	(7,102)	(13,304)
Balance at December 31, 2024	157,379	56,855	34,678	248,912
Granted	33,351	12,612	53,364	99,327
Vested	(61,558)	(21,437)	(46,225)	(129,220)
Forfeited and other	(5,959)	(3,052)	(14,589)	(23,600)
Balance at December 31, 2025	123,213	44,978	27,228	195,419

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Share-based compensation expense

The share based compensation expense recognized for the years ended December 31, 2025, 2024 and 2023 is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Equity incentive plans and other share-based awards	16,748	18,280	15,154
Commercial agreements with suppliers	4,260	4,813	4,563
Broad-based employee share ownership plan	6,538	875	10,222
Total share-based compensation expense	27,546	23,968	29,939

22. EMPLOYEE BENEFITS

A breakdown of provisions for employee benefits is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Present value of defined benefit obligations for Italian employee severance indemnity (TFR)	12,494	13,446
Other provisions for employees	132,800	120,701
Total provisions for employee benefits	145,294	134,147

Defined contribution plans

The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in cost of sales, selling, general and administrative costs and research and development costs. The total income statement expense for defined contributions plans in the years ended December 31, 2025, 2024 and 2023 was €21,918 thousand, €21,324 thousand and €18,832 thousand, respectively.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the defined benefit obligations relating to the TFR liability are summarized below.

Total

Amounts at December 31, 2023	13,903
Recognized in the consolidated income statement	467
Recognized in other comprehensive income/loss (*)	691
Benefits paid	(1,615)
Amounts at December 31, 2024	13,446
Recognized in the consolidated income statement	590
Recognized in other comprehensive income/loss (*)	(135)
Benefits paid	(1,407)
Amounts at December 31, 2025	12,494
____________________________
(*) Relates to actuarial (gains)/losses from financial assumptions.
A breakdown of amounts recognized in the consolidated income statement relating to the TFR liability is presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Interest expense	590	467	518
Total recognized in the consolidated income statement	590	467	518
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA- rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2025 is equal to 3.5 percent (3.4 percent in 2024 and 4.1 percent in 2023). The average duration of the Italian TFR was approximately 6 years at December 31, 2025 (6 years at December 31, 2024 and 2023). Retirement or employee leaving rates are developed to reflect actual and projected Group experience and legal requirements for retirement in Italy.

Current service cost is recognized by function in cost of sales, selling, general and administrative costs or research and development costs.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expected future benefit payments for the defined benefit obligations (Italian TFR obligation) as of December 31, 2025 are presented below.

(€ thousand)
2026	1,631
2027	1,818
2028	1,646
2029	1,430
2031 - 2035	7,670
Total	14,195
The sensitivity of the defined benefit obligations to changes in the weighted principal assumptions is presented below.

	At December 31,
	2025		2024
	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate	Changes in assumption of +1% discount rate	Changes in assumption of -1% discount rate
	(€ thousand)
Impact on defined benefit obligation	(654)	724	(736)	819

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

At December 31, 2025, other provisions for employees comprised short-term bonus benefits amounting to €128,652 thousand (€116,671 thousand at December 31, 2024) and other benefits amounting to €4,148 thousand (€4,030 thousand at December 31, 2024), primarily relating to jubilee benefits granted to certain employees in recognition of time served with the Group.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. PROVISIONS

Movements in provisions are presented below.

	At December 31, 2024	Additional provisions	Utilization	Releases	Translation differences	Reclassification and other movements	At December 31, 2025
	(€ thousand)
Warranty and recall campaigns provision	152,178	67,613	(58,753)	(22,987)	(1,255)	—	136,796
Legal proceedings and disputes	11,899	7,311	(4,951)	(796)	(387)	(155)	12,921
Environmental and other risks	42,135	19,738	(8,277)	(16,412)	(846)	(1,574)	34,764
Total provisions	206,212	94,662	(71,981)	(40,195)	(2,488)	(1,729)	184,481

Warranty and recall campaigns

The provision for warranty and recall campaigns represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time.

Legal proceedings and disputes

The provision for legal proceedings and disputes represents management’s best estimate of the expenditures expected to be required to settle or otherwise resolve legal proceedings and disputes. This class of claims relates to allegations by contractual counterparties that the Group has violated the terms of the arrangements, including by terminating the applicable relationships. Judgments in these proceedings may be issued in 2026 or beyond, although any such judgments may remain subject to ongoing judicial review. While the outcome of these proceedings is uncertain, any losses in excess of the provisions recorded are not expected to be material to the Group’s financial condition or results of operations.

Environmental and other risks

The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

The following table presents where the additional provisions to environmental and other risks recognized for the years ended December 31, 2025, 2024 and 2023 were recorded within the consolidated income statement.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Recorded in the consolidated income statement within:
Cost of sales	17,874	14,136	25,128
Selling, general and administrative costs	1,864	580	1,398
Total	19,738	14,716	26,526

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24. DEBT

A breakdown of debt by nature and split between current and non-current is presented below.

	At December 31,
	2025			2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Asset-backed financing (Securitizations)	669,185	619,205	1,288,390	649,173	693,082	1,342,255
Bonds and notes	12,368	946,907	959,275	459,056	953,917	1,412,973
Borrowings from banks and other financial institutions	203,021	225,000	428,021	143,800	270,833	414,633
Lease liabilities	31,348	130,799	162,147	26,491	99,779	126,270
Other debt	46,387	—	46,387	55,757	—	55,757
Total debt	962,309	1,921,911	2,884,220	1,334,277	2,017,611	3,351,888

Movements in debt are presented below, financing cash flows and other movements presented separately.

		Financing cash flows		Other movements
	Balance at December 31, 2024	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (1)	Translation differences	Balance at December 31, 2025
	(€ thousand)
Asset-backed financing (Securitizations)	1,342,255	142,375	(33,294)	(1,250)	(161,696)	1,288,390
Bonds and notes	1,412,973	—	(450,963)	(2,735)	—	959,275
Borrowings from banks and other financial institutions	414,633	400,000	(378,332)	(1,007)	(7,273)	428,021
Lease liabilities	126,270	—	(23,825)	67,431	(7,729)	162,147
Other debt	55,757	42,527	(46,161)	—	(5,736)	46,387
Total debt	3,351,888	584,902	(932,575)	62,439	(182,434)	2,884,220

		Financing cash flows		Other movements
	Balance at December 31, 2023	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (1)(2)	Translation differences	Balance at December 31, 2024
	(€ thousand)
Asset-backed financing (Securitizations)	1,166,473	340,499	(243,649)	461	78,471	1,342,255
Bonds and notes	903,673	496,145	—	13,155	—	1,412,973
Borrowings from banks and other financial institutions	290,930	225,000	(104,690)	(672)	4,065	414,633
Lease liabilities	73,047	—	(22,001)	73,429	1,795	126,270
Other debt	43,063	51,022	(41,297)	—	2,969	55,757
Total debt	2,477,186	1,112,666	(411,637)	86,373	87,300	3,351,888
_____________________________
(1)     Other changes in lease liabilities relate entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.
(2)    Includes gains of €7,940 thousand realized on the partial cash tender executed during the third quarter of 2023 on a bond fully repaid, upon maturity, in 2025.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contractual undiscounted cash flows

The contractual maturities (contractual undiscounted cash flows, including interest) of the Group’s debt based on relevant maturity groupings are presented below.

	Contractual cash flows at December 31, 2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2025 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	702,097	387,018	253,845	—	1,342,960	1,288,390
Bonds and notes	23,075	23,075	705,722	302,582	1,054,454	959,275
Borrowings from banks and other financial institutions	209,710	79,819	154,320	—	443,849	428,021
Lease liabilities	36,049	29,012	61,072	61,298	187,431	162,147
Other debt	46,387	—	—	—	46,387	46,387
Total debt	1,017,318	518,924	1,174,959	363,880	3,075,081	2,884,220

	Contractual cash flows at December 31, 2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2024 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	685,427	435,082	282,283	—	1,402,792	1,342,255
Bonds and notes	480,802	23,075	218,525	812,804	1,535,206	1,412,973
Borrowings from banks and other financial institutions	152,858	53,683	234,312	—	440,853	414,633
Lease liabilities	29,182	24,390	49,052	36,912	139,536	126,270
Other debt	55,757	—	—	—	55,757	55,757
Total debt	1,404,026	536,230	784,172	849,716	3,574,144	3,351,888
_____________________________
(*) As reported in the consolidated statement of financial position.

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

Details relating to the revolving securitization programs are presented below.

Program	Funding Limit (2)	Amount Outstanding at December 31, 2025	Amount Outstanding at December 31, 2024	Maturity Date
	($ million)	($ million)	($ million)
Syndicated program (retail) (1)	1,050	1,038	974	December 2026
Program lease/retail (1)	525	475	420	November 2027
Total asset-backed financing (Securitizations)	1,575	1,513	1,394
_____________________________
(1)At December 31, 2025 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 79 basis points and the notes relating to the leasing/retail securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)Excluding accrued interest.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest on the related asset-backed financing. This cash amounted to €54,434 thousand at December 31, 2025 (€53,644 thousand at December 31, 2024).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Bonds and notes

2025 Bond

On May 27, 2025, the Company fully repaid the 2025 Bond for a total consideration of €457,727 thousand (including accrued interest). The bond was previously issued on May 27, 2020 for a principal of €650 million at a coupon of 1.5 percent and due on May 2025. Following a cash tender offer in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The amount outstanding at December 31, 2024 was €454,449 thousand, including accrued interest of €4,059 thousand.
2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond December 31, 2025 was €508,225 thousand, including accrued interest of €11,121 thousand (€507,678 thousand including accrued interest of €11,173 thousand at December 31, 2024).
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

The amount outstanding of the 2029 Notes at December 31, 2025 was €150,395 thousand, including accrued interest of €694 thousand (€150,302 thousand, including accrued interest of €700 thousand at December 31, 2024). The amount outstanding of the 2031 Notes at December 31, 2025 was €150,378 thousand, including accrued interest of €787 thousand (€150,315 thousand including accrued interest of €794 thousand at December 31, 2024).

2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain U.S. institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at December 31, 2025 was €150,277 thousand, including accrued interest of €576 thousand (€150,229 thousand, including accrued interest of €576 thousand at December 31, 2024).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events, and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At December 31, 2025 and 2024, Ferrari was in compliance with the covenants of the bonds and notes.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Borrowings from banks and other financial institutions

Information relating to borrowings from banks and other financial institutions is presented below.

		Amount Outstanding at December 31,
Borrowing Entity	Currency	2025	2024	Maturity Date
		(€ thousand)
Ferrari NV (1)	EUR	37,970	84,115	January 2026 (4)
Ferrari NV (1)	EUR	8,336	41,682	March 2026
Ferrari NV (1)	EUR	100,452	—	April 2026
Ferrari NV (1)	EUR	75,361	75,497	January 2027
Ferrari NV (1)	EUR	150,130	150,143	December 2028
Ferrari Financial Services, Inc. (2)	USD	55,769	63,181	April 2026
Ferrari SpA (3)	EUR	3	15
Total borrowings from banks and other financial institutions		428,021	414,633
_____________________________
(1)     Term loans bearing an average interest rate of 2.6593 percent as of December 31, 2025.
(2)    Financial liabilities of FFS Inc to support financial services activities bearing interest at SOFR plus 83 basis points.
(3)    At December 31, 2024 relates to an amortized term loan repaid in June 2025. At December 31, 2025 relates to banking fees and interest.
(4) The amount was fully repaid in January 2026.

Lease liabilities

The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At December 31, 2025 lease liabilities amounted to €162,147 thousand (€126,270 thousand at December 31, 2024).

Other debt

Other debt mainly relates to U.S. based financial service activities with specific reference to expected cash out for new funding request as per contractual commitment.

Committed credit lines

At December 31, 2025, the Group had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2026 to 2030 (€550 million at December 31, 2024).
25. OTHER LIABILITIES
A breakdown of other liabilities is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Advances and security deposits	774,535	553,771
Deferred income	424,589	335,524
Accrued expenses	78,926	100,314
Payables to personnel	46,998	43,110
Social security payables	30,759	28,532
Other	35,809	44,970
Total other liabilities	1,391,616	1,106,221

Advances and security deposits mainly include advances received from customers for the purchase of Ferrari cars, mainly for Icona, Supercar, Special Series and other limited edition models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred income primarily includes amounts received under maintenance and power warranty programs of €340,779 thousand at December 31, 2025 and €300,599 thousand at December 31, 2024, which are deferred and recognized as net revenues over the length of the maintenance program. Of the total liability related to maintenance and power warranty programs at December 31, 2025, the Group expects to recognize in net revenues approximately €96 million in 2026, €77 million in 2027, €56 million in 2028 and €112 million in periods subsequent to 2028. Deferred income also includes amounts collected under various other agreements that are dependent upon the future performance of a service or other act of the Group, primarily for Formula 1 sponsorship agreements.

Changes in contract liabilities for advances received from customers for cars and maintenance and power warranty programs are presented below.

	At December 31, 2024	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2025
	(€ thousand)
Advances from customers	547,345	1,617,385	(1,396,290)	205	768,645
Maintenance and power warranty programs	300,599	151,702	(111,695)	173	340,779

	At December 31, 2023	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At December 31, 2024
	(€ thousand)
Advances from customers	510,625	981,694	(945,687)	713	547,345
Maintenance and power warranty programs	262,644	136,420	(98,393)	(72)	300,599

26. TRADE PAYABLES
Trade payables of €841,256 thousand at December 31, 2025 (€945,657 thousands at December 31, 2024) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis is presented below.

		At December 31, 2025
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	17,937	—	—	17,937
Current financial assets	19	—	73,664	—	73,664
Total assets		17,937	73,664	—	91,601
Other financial liabilities	19	—	7,405	—	7,405
Total liabilities		—	7,405	—	7,405

		At December 31, 2024
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	16,897	—	—	16,897
Current financial assets	19	—	19,350	—	19,350
Total assets		16,897	19,350	—	36,247
Other financial liabilities	19	—	61,894	—	61,894
Total liabilities		—	61,894	—	61,894
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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis is presented below.

		At December 31,
		2025		2024
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,613,396	1,613,396	1,661,632	1,661,632

Debt	24	2,884,220	2,885,085	3,351,888	3,348,721

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

Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank until April 1, 2023. Following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A., FCA Bank (which was renamed CA Auto Bank) is now wholly owned by Crédit Agricole Consumer Finance S.A. and is no longer a related party of Ferrari.

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

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    A summary of transactions with related parties recognized in the consolidated income statement is presented below.

	For the years ended December 31,
	2025			2024			2023
	Net revenues	Costs(1)	Financial expenses, net	Net revenues	Costs(1)	Financial expenses/(income), net	Net revenues	Costs(1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	1,123	2,184	—	4,947	1,636	—	50,391	2,091	—
FCA US LLC	18	—	—	—	—	—	—	6,803	—
Other Stellantis Group companies	13,827	268	—	12,919	1,353	—	11,489	6,280	1,032
Total Stellantis Group companies	14,968	2,452	—	17,866	2,989	—	61,880	15,174	1,032
Exor Group companies (excluding the Stellantis Group)	976	2,276	23	485	1,913	22	281	1,615	3
Other related parties	1,883	16,364	5	5,487	15,993	13	2,237	15,000	—
Total transactions with related parties	17,827	21,092	28	23,838	20,895	35	64,398	31,789	1,035

Total for the Group	7,145,768	4,129,763	46,081	6,676,668	3,903,070	(1,205)	5,970,146	3,477,355	15,015
_____________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A summary of non-financial assets and liabilities originating from related party transactions is presented below.

	At December 31,
	2025				2024
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	1,003	3,955	—	23	2,838	2,700	—	23
FCA US LLC	67	—	—	—	11	—	—	—
Other Stellantis Group companies	—	739	6	1,938	805	863	10	304
Total Stellantis Group companies	1,070	4,694	6	1,961	3,654	3,563	10	327
Exor Group companies (excluding the Stellantis Group)	—	317	745	699	153	49	1,026	924
Other related parties	917	3,227	113	600	357	1,691	341	346
Total transactions with related parties	1,987	8,238	864	3,260	4,164	5,303	1,377	1,597

Total for the Group	360,339	841,256	159,223	1,391,616	349,176	945,657	137,763	1,106,221

At December 31, 2025 and at December 31, 2024 there were no financial assets or financial liabilities with related parties.
Emoluments to Directors and Key Management
Compensation to the Directors of Ferrari N.V. are presented below.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Directors of Ferrari N.V.	14,139	11,331	9,791
The aggregate compensation to Directors of Ferrari N.V. for year ended December 31, 2025 was €14,139 thousand (€11,331 thousand in 2024 and €9,791 thousand in 2023), inclusive of the following:

•€9,911 thousand for salary and other short-term benefits, including short-term incentives (€6,936 thousand in 2024 and €6,688 thousand in 2023);
•€288 thousand for pension benefits (€230 thousand in 2024 and 2023), and
•€3,940 thousand for share-based compensation awarded under the Company’s equity incentive plans and other share-based payments (€4,165 thousand in 2024 and €2,873 thousand in 2023). For additional information relating to the Company’s equity incentive plans, see Note 21 “Share-based compensation”. There was no equity-settled compensation for Non-Executive Directors for the years ended December 31, 2025, 2024 and 2023.
The aggregate compensation for members of the FLT (excluding the CEO) in 2025 was €24,708 thousand (€29,292 thousand in 2024 and €39,131 thousand in 2023), inclusive of the following:

•€18,826 thousand for salary and other short-term benefits, including short-term incentives (€23,146 thousand in 2024 and €34,107 thousand in 2023);
•€5,140 thousand for share-based compensation awarded under the Company’s equity incentive plans (€5,464 thousand in 2024 and €4,479 thousand in 2023), and
•€742 thousand for pension contributions (€682 thousand in 2024 and €545 thousand in 2023).

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Future minimum purchase obligations under these supplier and sponsorship arrangements at December 31, 2025 are presented below.

	At December 31, 2025
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ thousand)
Minimum purchase obligations	158,131	107,059	73,857	334	339,381

Lease agreements

For information relating to future aggregate minimum lease payments under lease contracts, which primarily relate to the lease of stores and industrial buildings, see Note 24 “Debt—Contractual undiscounted cash flows”.

30. QUALITATIVE AND QUANTITATIVE INFORMATION ON FINANCIAL RISKS
The Group is exposed to the following financial risks connected with its operations:
•Financial market risk — Principally relating to foreign currency exchange rates as the Group operates internationally in different currencies and, to a lesser extent, interest rates and commodity prices;
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

The Group has in place various risk management policies, which primarily relate to foreign exchange and commodity price, interest rate and liquidity risks. The Group’s risk management policies permit derivatives to be used for managing such exposures at risk. Counterparties to these agreements are major financial institutions. Derivative financial instruments can only be executed for hedging purposes.

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

Information on foreign currency exchange rate risk

The Group is exposed to risks resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company. In 2025, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 52 percent of the Group’s net revenues (59 percent in 2024 and 60 percent in 2023).
•The main foreign currency exchange rate to which the Group is exposed is the Euro/U.S. Dollar for sales in U.S. Dollar in the United States and other markets where the U.S. Dollar is the reference currency. In 2025, the value of commercial activities exposed to fluctuations in the Euro/U.S. Dollar exchange rate accounted for approximately 59 percent (61 percent in 2024 and 57 percent in 2023) of the total currency risk from commercial activities. In 2025 the commercial activities exposed to the Euro/Japanese Yen exchange rate exceeded 10 percent (as in 2024, while in 2023 both the Euro/Chinese Renmimbi exchange rate and the Euro/Japanese Yen exchange rate exceeded 10 percent) of the total currency risk from commercial activities. Other significant exposures included the exchange rate between the Euro and the following currencies: Chinese Renmimbi, Pound Sterling, Swiss Franc, Canadian Dollar and Australian Dollar. None of these exposures, taken individually, exceeded 10 percent of the Group’s total foreign currency exchange rate exposure for commercial activities in 2025, 2024 and 2023 (apart from Chinese Renmimbi in 2023).
•Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, Japan, China, Australia and South Korea. As the Group’s reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as translated into Euro.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The impact of foreign currency exchange rate differences recorded within financial income or financial expenses for the year ended December 31, 2025, including the costs of hedging foreign currency exchange rate risk, amounted to net losses of €38,160 thousand (net losses of €7,035 thousand and €20,197 thousand for the years ended December 31, 2024 and 2023, respectively).

All of the Group’s financial services activities are conducted in the functional currencies of the related financial services companies, therefore the impact of foreign currency exchange rate differences arising from financial services activities was zero in all periods presented.

Except as noted above, there have been no substantial changes in 2025 in the nature or structure of exposure to foreign currency exchange rate risks or in the Group’s hedging policies.

The potential decrease in fair value of derivative financial instruments held by the Group at December 31, 2025 to hedge against foreign currency exchange rate risks, which would arise in the case of a hypothetical, immediate and adverse change of 10 percent in the exchange rates of the major foreign currencies with the Euro, would be approximately €213,867 thousand (€171,437 thousand at December 31, 2024). Receivables, payables and future trade flows for which hedges have been put in place were not included in the analysis. It is reasonable to assume that changes in foreign currency exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The sensitivity analysis is based on currency hedging in place at the end of the period, which can vary during the period and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

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

The Group’s most significant floating rate financial assets at December 31, 2025 were cash and cash equivalents and certain receivables from client financing activities, while 54 percent of the Group’s gross debt bears floating rates of interest (48 percent at December 31, 2024). At December 31, 2025, a decrease of 25 basis points in interest rates on floating rate financial assets and debt, with all other variables held constant, would have resulted in a decrease in profit before taxes of €73 thousand on an annual basis (a decrease of €648 thousand at December 31, 2024 for a decrease of 25 basis points in interest rates). The analysis is based on the assumption that floating rate financial assets and debt which expire during the projected 12-month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has secured available undrawn committed credit lines, which amounted to €550 million at both December 31, 2025 and 2024.

The Group believes that its total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, will enable Ferrari to appropriately and adequately satisfy the requirements of its operational activities, including working capital needs, and its investing activities, as well as to fulfill its obligations to repay its debts and ensure an appropriate level of strategic and operational flexibility. The Group therefore believes there is no significant risk of a lack of liquidity. For information relating to the Group’s total available liquidity, see Note 32 “Cash and Cash Equivalents and Notes to the Consolidated Statement of Cash Flows”.

Credit risk

Credit risk is the risk of economic loss arising from the failure to fully collect receivables. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2025 is represented by the carrying amounts of the financial assets presented in the consolidated statement of financial position sheet and the nominal value of the guarantees provided.

Dealers, clients and, in general, Ferrari’s business partners are subject to a specific evaluation of their creditworthiness. Additionally, it is Group practice to obtain financial guarantees against risks associated with credit granted

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Receivables from financing activities relate entirely to the financial services portfolio in the United States and such receivables are generally secured on the titles of cars or other guarantees. Receivables from financing activities amounting to €1,613,396 thousand at December 31, 2025 (€1,661,632 thousand at December 31, 2024) are shown net of the allowance for doubtful accounts amounting to €18,742 thousand (€16,547 thousand at December 31, 2024). After considering the allowance for doubtful accounts, €104,581 thousand of receivables were overdue (€107,203 thousand at December 31, 2024), where receivables are considered overdue if a counterparty has failed to make at least one contractual payment by the respective due date. Therefore, overdue receivables represent a minor portion of receivables from financing activities.

Trade receivables amounting to €360,339 thousand at December 31, 2025 (€349,176 thousand at December 31, 2024) are shown net of the allowance for doubtful accounts amounting to €36,238 thousand (€33,376 thousand at December 31, 2024). After considering the allowance for doubtful accounts, €42,319 thousand of receivables were overdue (€47,151 thousand at December 31, 2024).

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

For information relating to the short-term credit rating of the Group’s cash and cash equivalents, see Note 32 “Cash and Cash Equivalents and Notes to the Consolidated Statement of Cash Flows”.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. ENTITY-WIDE DISCLOSURES
    A breakdown of net revenues by geographic location of the Group’s customers is presented below. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari’s participation in the Formula 1 World Championship.

	For the years ended December 31,
	2025	2024	2023
	(€ thousand)
Italy	527,727	462,832	442,760
Rest of EMEA	2,996,719	2,690,613	2,428,783
of which UK	617,361	652,391	625,930
of which Germany	576,371	549,093	493,930
Americas (1)	2,252,780	2,183,435	1,762,530
of which United States of America	1,981,359	1,921,459	1,535,772
Mainland China, Hong Kong and Taiwan	491,285	539,500	583,760
of which Mainland China	311,732	390,529	479,882
Rest of APAC (2)	877,257	800,288	752,313
Total net revenues	7,145,768	6,676,668	5,970,146
_____________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Revenues in the Netherlands, the Company’s country of domicile, for the years ended December 31, 2025, 2024 and 2023 amounted to €118,811 thousand, €85,786 thousand and €68,605 thousand, respectively.

A breakdown of non-current assets other than financial instruments and deferred tax assets by geographic location is presented below.

	At December 31,
	2025			2024
	Property, plant and equipment	Goodwill	Intangible assets	Property, plant and equipment	Goodwill	Intangible assets
	(€ thousand)
Italy	1,956,478	785,182	1,637,986	1,765,618	785,182	1,545,420
Rest of EMEA	28,500	—	—	28,401	—	—
Americas (1)	66,615	—	—	27,573	—	—
Mainland China, Hong Kong and Taiwan	1,514	—	—	2,335	—	—
Rest of APAC (2)	4,784	—	471	4,857	—	244
Total	2,057,891	785,182	1,638,457	1,828,784	785,182	1,545,664
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
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32. CASH AND CASH EQUIVALENTS AND NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
A breakdown of cash and cash equivalents is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Cash and bank balances	1,467,711	1,742,214
Cash and cash equivalents	1,467,711	1,742,214
At December 31, 2025, cash and cash equivalents included €370,000 thousand relating to time deposits held with recognized international financial institutions, which originated in the last quarter of 2025 and mature in the first quarter of 2026, and an investment in money market funds of €359,869 thousand with an AAAm rating. At December 31, 2024, cash and cash equivalents included €450,000 thousand relating to time deposits held with a recognized international financial institution, which originated in November and December 2024 and matured in February and March 2025. At both December 31, 2025 and 2024, the remaining cash and bank balances were held in bank current accounts.
At December 31, 2025, 90 percent of our cash and cash equivalents were denominated in Euro (at December 31, 2024, 88 percent). The Group’s cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone.
A breakdown of cash and cash equivalents by currency is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Euro	1,327,092	1,535,630
U.S. Dollar	75,125	107,871
Chinese Yuan	24,013	62,525
Pound Sterling	10,256	8,483
Other currencies	31,225	27,705
Total	1,467,711	1,742,214
Cash held in some countries may be subject to transfer restrictions. In particular, cash held in China (including in currencies other than the Chinese Yuan), which amounted to €24,726 thousand at December 31, 2025 (€63,379 thousand at December 31, 2024), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet its liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the related asset-backed financing. This cash amounted to €54,434 thousand at December 31, 2025 (€53,644 thousand at December 31, 2024).
Information relating to the short-term credit rating of the Group’s cash and cash equivalents is presented below.

	At December 31,
	2025	2024
P-1 / A-1 / Aaa-mf / AAAm (1)	49%	36%
P-2 / A-2	50%	59%
P-3 / A-3 / Not rated	1%	5%

Ferrari N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
_____________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

At December 31, 2025, the Group’s available liquidity, represented by cash and cash equivalents and undrawn committed credit lines, was €2,017,711 thousand (€2,292,214 thousand at December 31, 2024).
A breakdown of the Group’s available liquidity is presented below.

	At December 31,
	2025	2024
	(€ thousand)
Cash and cash equivalents	1,467,711	1,742,214
Undrawn committed credit lines	550,000	550,000
Available liquidity	2,017,711	2,292,214
The undrawn committed credit lines at December 31, 2025 and 2024 relate to revolving credit facilities. For additional information, see Note 24 “Debt—Committed credit lines”.

Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily include equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to financing cash flows relating to debt, see Note 24 “Debt—Contractual undiscounted cash flows”.
33. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through February 19, 2026, which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following matters:
Under the common share repurchase program, from January 1, 2026 to February 13, 2026 the Company purchased an additional 276,643 common shares for total consideration of €82.0 million. At February 13, 2026, the Company held in treasury an aggregate of 16,921,249 common shares.
On February 19, 2026, the Board of Directors of Ferrari N.V. recommended to the Company’s shareholders that the Company declare a dividend of €3.615 per common share, totaling approximately €640 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting to be held on April 15, 2026.

Exhibits

Exhibit Number	Description of Documents
1.1	English translation of the Articles of Association of Ferrari N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 (File No. 333-205804))
1.2	English translation of the Deed of Incorporation of Ferrari N.V. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 (File No. 333-205804))
2.1	Description of Securities registered under Section 12 of the Exchange Act
4.2	Ferrari N.V. 2023-2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-271992) filed with the SEC on May 17, 2023)
4.3	Ferrari N.V. 2024-2026 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-279413) filed with the SEC on May 15, 2024)
4.4	Ferrari N.V. 2024-2027 Share Plan Addressed To All Employees (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 (File No. 333-279413) filed with the SEC on May 15, 2024)
4.5	Ferrari N.V. 2025-2027 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-287300) filed with the SEC on May 15, 2025)
8.1	List of subsidiaries of the registrant
11.1	Ferrari Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-37596) filed with the SEC on February 21, 2025)
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche S.p.A.)
97.1
Ferrari Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-37596) filed with the SEC on February 21, 2025)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
Certain instruments with respect to our long-term debt have not been filed as an exhibit to this annual report on Form 20-F because the total amount of debt authorized under any such instrument does not exceed 10% of our total assets and those of our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the SEC upon request.

OTHER INFORMATION

Additional Information

Offer and Listing Details

In the United States, our common shares are listed and traded on the NYSE (trading symbol “RACE”). Our common shares are also listed and traded on the Euronext Milan (trading symbol “RACE”).

Dividend Policy

Subject to the approval by the Shareholders at the 2026 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 3.615 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 640 million.

We intend to return capital to holders of common shares over time through a sustainable dividend policy designed to provide adequate returns to shareholders, while supporting growth and protecting our creditworthiness in order to facilitate access to external funding. We intend to pay 40 percent of our annual net profit by way of dividend in the coming years; however, the actual level of dividends will be subject to our earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time of the dividend, including adjustments for income or costs that are significant in nature but expected to occur infrequently. For additional information on distribution of profits, refer to “Corporate Governance—Memorandum and Articles of Association”. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors.

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

Principal Accountant Fees and Services
Deloitte & Touche S.p.A., the member firms of Deloitte and their respective affiliates (collectively, the “Deloitte Entities”) served as our independent registered public accounting firm for the years ended December 31, 2025 and 2024. We incurred the following fees for professional services that for the years ended December 31, 2025 and 2024 referred to the Deloitte Entities:

	For the years ended December 31,
	2025	2024
	(€ thousands)
Audit fees	1,410	1,330
Tax fees	-	2
Audit-related fees	905	315
All other fees	68	549
Total	2,383	2,196

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

Change in Registrant’s Certifying Accountant

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
A multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026 (the “Prior Program”) was announced by the Company at the Capital Markets Day held on June 16, 2022, replacing its prior share buyback program. Between December 6, 2024 and February 20, 2025, Ferrari executed the sixth tranche of the Prior Program for consideration of €150 million (the “Sixth Tranche”). On February 26, 2025, the Company participated in the accelerated bookbuild offering of common shares made by Exor N.V. by repurchasing 666,666 common shares for a total consideration of Euro 299,999,700 (the “Seventh Tranche”); the Seventh Tranche settled on March 3, 2025. Between August 22, 2025 and December 12, 2025, Ferrari executed the eighth tranche of the Prior Program for consideration of €360 million (the “Eighth Tranche”).

Following the Capital Markets Day held on October 9, 2025, Ferrari announced a new multi-year share buyback program of approximately Euro 3.5 billion expected to be executed between 2026 and 2030. See “Corporate Governance—Share Capital” in this Annual Report for additional information.

As of December 31, 2025, Ferrari’s common shares held in treasury amounted to 16,644,606 and special voting shares held in treasury amounted to 6,683,471.

The following table reports purchases of Ferrari equity securities by the Company during the year ended December 31, 2025, which were made under the Sixth Tranche, the Seventh Tranche and the Eighth Tranche under the Prior Program.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)(1)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (€)
Jan 1 to Jan 31, 2025	161,276	412.9836	161,276	736,638,442
Feb 1 to Feb 28, 2025	745,433	451.6194	745,433	399,986,444
March 1 to March 31, 2025	—	—	—	399,986,444
April 1 to April 30, 2025	—	—	—	399,986,444
May 1 to May 31, 2025	—	—	—	399,986,444
June 1 to June 30, 2025	—	—	—	399,986,444
July 1 to July 31, 2025	—	—	—	399,986,444
Aug 1 to Aug 31, 2025	67,466	406.5543	67,466	372,557,854
Sept 1 to Sept 30, 2025	257,067	410.0799	257,067	267,139,844
Oct 1 to Oct 31, 2025	353,679	354.8622	353,679	141,632,529
Nov 1 to Nov 30, 2025	270,222	350.2077	270,222	46,998,698
Dec 1 to Dec 31, 2025	21,877	320.5113	21,877	39,986,872
Total	1,877,020	406.6317	1,877,020
_____________________________
(1)Repurchases made under the Sixth, Seventh and Eighth Tranche of the Prior Program. The Sixth Tranche was completed on February 20, 2025, the Seventh Tranche was completed with repurchases last made on February 26, 2025, and the Eighth Tranche was completed on December 12, 2025.
(2)Share repurchases made on the NYSE have been converted into Euro from U.S. Dollars at the exchange rate reported by the European Central Bank on the respective transaction dates.

In addition to the above, in the context of the Group’s employee equity incentive plans, on March 13, 2025 the Company assigned a total of 113,466 common shares, previously held in treasury, to certain employees of the Group. On the same day, Ferrari purchased, in a “cross order” transaction executed on the Euronext Milan, a total of 47,907 common shares from a group of those employees in order to cover such individuals’ taxable income in line with market practice (Sell to Cover) at the average price of Euro 414.0109 per share.

The total value of common shares repurchased under the Prior Program, together with the common shares with a value of Euro 43 million repurchased in connection with the Sell-to-Cover practice under the Group’s equity incentive plans from July 1, 2022 to December 31, 2025, amounts to Euro 2 billion.

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
This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It does not cover all potential U.S. tax consequences, nor does this section address potential state and local taxes that may apply.

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

All holders of Ferrari common shares and special voting shares should consult their own tax advisors regarding the U.S. federal, state and local, foreign and other tax consequences of the receipt, ownership and disposition of Ferrari common shares that may be relevant to their unique circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of the taxation of a passive foreign income company (“PFIC”) below, a U.S. holder must include in its gross income the gross amount of any dividend paid by Ferrari to the extent of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends will be taxed as ordinary income to the extent that they are paid out of Ferrari’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder by certain “qualified foreign corporations” that constitute qualified dividend income may be taxable to the holder at preferential rates applicable to long-term capital gains provided that the holder meets other holding period and tax treaty eligibility requirements.

However, no assurance can be given that the common shares of Ferrari will qualify for the benefits of a comprehensive income tax treaty with the United States. Further, no assurance can be given that the U.S. holder receiving such dividend will be eligible for the benefits of such a treaty.

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

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is generally eligible for credit against a U.S. holder’s U.S. federal income tax liability. The amount allowed to a U.S. holder as a credit is subject to a general limitation to the amount of the U.S. holder’s U.S. federal income tax liability that is attributable to income from non-U.S. sources and is computed separately with respect to different types of income that the U.S. holder receives from non-U.S. sources. Further limitations may apply and U.S. holders are strongly urged to consult their own tax advisors regarding the possible withholding tax and potential tax credits that may be available.

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

Receipt of special voting shares

If a U.S. holder receives special voting shares, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution”. If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Ferrari believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the various tax authorities could assert that the value of the special voting shares (and thus the amount of the distribution) as determined by Ferrari is incorrect.

Ownership of special voting shares

Ferrari believes that U.S. holders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Dutch Corporate Governance Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution”. Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Ferrari believes that Section 305 of the Dutch Corporate Governance Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. holders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. holder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Dutch Corporate Governance Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Ferrari therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution”, and this determination is binding on all U.S. holders of special voting shares other than a U.S. holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Ferrari’s determination is not binding, it is possible that the tax authorities could disagree with Ferrari’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

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

PFIC Considerations

Ferrari believes that shares of its stock are not considered stock of a PFIC for U.S. federal income tax purposes, but this conclusion must be factually determined annually, and thus is subject to change. The PFIC regime of taxation is onerous and complex and can be mitigated through certain U.S. tax elections. However, because of the administrative burdens involved, Ferrari does not intend to provide information to its holders that would be required to make such election(s) effective (i.e., a PFIC “Annual Information Statement”).

Because the determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely, the U.S. tax authority might not agree that Ferrari is not a PFIC.

Moreover, no assurance can be given that Ferrari would not become a PFIC for any future taxable year if there were to be changes in Ferrari’s assets, income or operations.

In general, Ferrari would be a PFIC with respect to a U.S. holder if for any taxable year in which the U.S. holder held shares of Ferrari stock, if after the application of applicable “look-through rules”:
•75 percent or more of Ferrari’s gross income for the taxable year consists of “passive income”; or
•At least 50 percent of our assets (averaged over the year and determined based upon value) produce or are held for the production of passive income (including cash).

If Ferrari were a PFIC, U.S. holders could face adverse tax consequences, including loss of preferential tax rates on dividends and capital gains, and additional interest charges. Certain elections (such as a “mark-to-market” or “qualified electing fund” election) may mitigate these consequences, but Ferrari does not intend to provide the information necessary to make a QEF election. A U.S. holder that holds shares of Ferrari stock during a period when Ferrari is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. holder’s holding of Ferrari common shares, even if Ferrari ceases to be a PFIC. U.S. holders should consult their tax advisors regarding PFIC rules and related reporting obligations.

FATCA and Information Reporting

Payments of dividends and proceeds from the sale or other disposition of Ferrari common shares may be subject to information reporting and backup withholding under U.S. federal income tax law. In addition, under the Foreign Account Tax Compliance Act (“FATCA”), certain U.S. holders may be required to report information about their ownership of Ferrari shares to the IRS, and certain non-U.S. financial institutions may be required to report information about accounts holding Ferrari shares. Failure to comply with FATCA reporting requirements may result in penalties. Backup withholding generally will not apply to a U.S. holder that provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of FATCA and backup withholding to their particular circumstances.

U.S. Estate and Gift Tax

Ferrari common shares owned or treated as owned by an individual who is a U.S. citizen or resident (for U.S. estate tax purposes) at the time of death will generally be included in the individual’s gross estate for U.S. estate tax purposes and may be subject to U.S. estate tax. Similarly, gifts of Ferrari common shares by a U.S. citizen or resident may be subject to U.S. gift tax. U.S. holders should consult their tax advisors regarding the U.S. estate and gift tax consequences of holding Ferrari common shares.

Material Netherlands Tax Consequences
This section solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of Ferrari common shares and, if applicable, Ferrari special voting shares by non-resident holders of such shares (as defined below). It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares. This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences to a particular holder of Ferrari common shares and, if applicable, Ferrari special voting shares will depend in part on such holder’s circumstances. Shareholders and any potential investor should consult their own tax advisors regarding the Dutch tax consequences of acquiring, owning and disposing of Ferrari common shares or, if applicable, Ferrari special voting shares in their particular circumstances.

Where in this section English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.

This section assumes that the board shall control the conduct of the affairs of Ferrari and shall procure that Ferrari is organized such and that its business will be conducted in the manner set out in this Form, and particularly such that Ferrari should be treated as solely resident of Italy for the application of the tax treaty as concluded between Italy and the Netherlands. A change in facts and circumstances may invalidate the contents of this section, which will not be updated to reflect any such change.

This section is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The tax law upon which this description is based is subject to changes, possibly with retroactive effect. Any such changes may invalidate the contents of this summary, which will not be updated to reflect such changes.

Scope of the summary

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
ii.is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from of Ferrari common shares and, if applicable, Ferrari special voting shares;
iii.is an investment institution as defined in the Dutch Corporation Tax Act 1969;
iv.is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;
v.owns Ferrari common shares and, if applicable, Ferrari special voting shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;
vi.has a substantial interest in Ferrari or a deemed substantial interest in Ferrari for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5 percent or more of the shares or of any class of shares of Ferrari, or rights to acquire, directly or indirectly, such an interest in the shares of Ferrari or profit participating certificates relating to 5 percent or more of the annual profits or to 5 percent or more of the liquidation proceeds of Ferrari, or (b) such person’s shares, rights to acquire shares or profit participating certificates in Ferrari are held by him following the application of a non-recognition provision, whereby the Ferrari common shares and the Ferrari special voting shares are considered to be separate classes of shares; or
vii.is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.
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

i.he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Ferrari common shares and, if applicable, Ferrari special voting shares are attributable to such permanent establishment or permanent representative; or
ii.he derives benefits or is deemed to derive benefits from or in connection with Ferrari common shares and, if applicable, Ferrari special voting shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

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
General

A non-resident holder of Ferrari common shares and, if applicable, Ferrari special voting shares will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of Ferrari common shares and/or, if applicable, Ferrari special voting shares or the performance by Ferrari of its obligations under such documents or under the Ferrari common shares and, if applicable, Ferrari special voting shares.

Dividend withholding tax

Ferrari is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. As an exception to this rule, Ferrari may not be required to withhold Dutch dividend withholding tax from non-Resident holders of shares (as defined above) that do not have a permanent establishment or permanent representative in the Netherlands to which their Ferrari common shares and/or its Ferrari common shares are attributable, if it is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy.

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

Value Added Tax

No Dutch value added tax should arise in respect of any payment in consideration for the issue of Ferrari common shares and, if applicable, Ferrari special voting shares.

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
Law No. 111 of August 9, 2023, delegated the Italian Government to enact one or more legislative decrees to reform the Italian tax system (the “Tax Reform”). The Tax Reform could significantly change the taxation of financial income and capital gains and introduce several amendments in the Italian tax system at different levels. The precise nature, extent, and impact of these amendments cannot be quantified or foreseen with any certainty at this stage. Therefore, the information provided in this Prospectus may not reflect the future tax framework.

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

•“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);
•“EEA State”: a State that is party to the European Economic Area Agreement;
•“Finance Act 2017”: Law No. 232 of December 11, 2016;
•“Finance Act 2021”: Law No. 178 of December 30, 2020;
•“Finance Act 2025”: Law No. 207 of December 30, 2024;
•“Finance Act 2026”: Law No. 199 of December 30, 2025;
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
•“Qualified Holdings”: holdings of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than two percent of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Ferrari’s issued and outstanding capital in excess of 5 percent, and
•“Transfer of Qualified Holdings”: transfers of common shares in Ferrari, including rights or securities through which Ferrari common shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Ferrari’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which Ferrari common shares may be acquired, the percentage of voting rights or interest in Ferrari’s capital potentially attributable to the holding of such rights and securities is taken into account.

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
(iii)    Sole Proprietors

Dividends paid to Italian resident individuals who hold the Ferrari common shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return of the holders. The dividends are included in full in the holders’ overall business income taxable in Italy; however, only 58.14 percent of the dividends are included in the holders’ overall business income taxable in Italy if the holders own a direct shareholding that either represents at least 5 percent of Ferrari’s share capital or has a tax basis no lower than €500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain.
(iv)    Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian “società in nome collettivo”, “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA). The dividends are included in full in the overall business income to be reported by the partnership if the partnership is a business partnership; however, only 58.14 percent of the dividends are included in the partnership’s overall business income taxable in Italy if the partnership owns a direct shareholding that either represents at least 5 percent of Ferrari’s share capital or has a tax basis no lower than € 500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain. If the partnership is instead a non-business partnership (“società semplice” and similar partnerships as referred to in Article 5 CITA), based on Article 32-quater of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).

No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (“società per azioni”), partnerships limited by shares (“società in accomandita per azioni”), limited liability companies (“società a responsabilità limitata”) and public and private entities whose sole or primary purpose is to carry out business activities. The dividends are included in full in the overall business income subject to IRES; however, only 5 percent of the dividends are included in the holders’ overall business income taxable in Italy if the holders own a direct shareholding that either represents at least 5 percent of Ferrari’s share capital or has a tax basis no lower than € 500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain. If the common shares in Ferrari are financial assets held for trading by holders that apply IAS / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002, the full amount of the dividends is included in the holder’s overall business income subject to IRES. IRES is currently levied at 24 percent, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5 percent IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions.

For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).
(v)    Non-business entities referred to in Article 73(1)(c) CITA

No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian undertakings for collective investment (“OICR”). The dividends are fully included in the holder’s overall income subject to IRES. For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the common shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the common shares as eligible investment under Article 1(89) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the common shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10 percent of the gross asset value of the social security entity of the previous year.

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
(B) NON-ITALIAN RESIDENT PERSONS
(i) Non-resident persons holding the common shares in Ferrari through a permanent establishment in Italy

No Italian tax is withheld at source on dividends paid to non-resident persons that hold the common shares in Ferrari through a permanent establishment in Italy to which the common shares in Ferrari are effectively connected. The dividends are included in full in the overall business income subject to IRES; however, only 5 percent of the dividends are included in the holders’ overall business income taxable in Italy if the holders own a direct shareholding that either represents at least 5 percent of Ferrari’s share capital or has a tax basis no lower than € 500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain. If the common shares in Ferrari are financial assets held for trading by holders that apply IAS Accounting Standards / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002, the full amount of the dividends is included in the overall business income subject to IRES. IRES is currently levied at 24 percent, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5 percent IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions. If the common shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the common shares are effectively connected, the dividends are included in full in the overall business income taxable in Italy; however, only 58.14 percent of the dividends are included in the holder’s overall income subject to personal income tax if the holder owns a direct shareholding that either represents at least 5 percent of Ferrari’s share capital or has a tax basis no lower than € 500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain.

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

The domestic withholding tax rate on dividends is 1.2 percent (and not 26 percent) if the recipients and beneficial owners of the dividends on Ferrari common shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State, and if the recipients own a direct shareholding that either represents at least 5 percent of Ferrari’s share capital or has a tax basis no lower than € 500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain. These companies and entities are not entitled to the 11/26 relief described above.

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
b.    Non-discretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of common shares in Ferrari. This regime is allowed subject to (x) the Ferrari common shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries, and (y) an express election for the non-discretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the common shares in Ferrari (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under this regime, the holder is not required to report capital gains in the annual income tax return.
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

However, if the conditions under a., b. and c. of subparagraph (A)(iii) below are met, only 49.72 percent (58.14 percent in case of Sole Proprietors) of the capital gain should be included in the overall business income (based on a different interpretation, a 58.14 percent inclusion of the capital gains that meet the abovementioned conditions should apply also to business partnerships). Capital losses realized on common shares in Ferrari that meet the conditions under a., b. and c. of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Ferrari common shares is reduced by any write-down that the holder has deducted in previous tax years.
(iii)    Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the common shares in Ferrari must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized.

However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of common shares in Ferrari are 95 percent exempt if the following requirements are met:

a.The common shares in Ferrari have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Ferrari common shares acquired on the most recent date as being transferred first (on a “last in first out” basis);
b.The common shares in Ferrari have been booked as non-current financial assets in the first financial statements closed during the holding period. In case of holders that draft their financial statements according to IAS Accounting Standards / IFRS Accounting Standards, the common shares in Ferrari are deemed as non-current financial assets if they are not accounted as financial assets held for trading, and
c.The common shares in Ferrari either represent at least 5 percent of Ferrari’s share capital or have an overall tax basis no lower than € 500,000. In computing the 5 percent threshold, shareholdings owned within the same group (i.e., persons that are related pursuant to Article 2359(1), no. 1), and (2) of the Italian Civil Code) are taken into account, subject to the dilution effect of the corporate chain.

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

The transfer of shares booked as fixed financial assets and shares booked as inventory must be considered separately with reference to each class. If the requirements under a., b. and c. above are met, any capital loss realized on the common shares in Ferrari cannot be deducted.

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

Transfer tax

Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ferrari common shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax, and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.

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
For Italian inheritance and gift tax purposes, more favorable rules or exemptions apply to transfers or other arrangements (including segregation in a trust) that involve persons with severe disabilities as beneficiaries.

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

Item	Section	Cross Reference	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not Applicable
Item 3.	Key Information
	B. Capitalization and Indebtedness	Not Applicable
	C. Reasons for the Offer and Use of Proceeds	Not Applicable
	D. Risk Factors	Risk Factors	13
Item 4.	Information on the Company
	A. History and Development of the Company	Overview — History of the Company	39
	B. Business Overview	Overview	38
		Industry Overview	40
		Overview of Our Business	44
	C. Organizational Structure	Note 3 “Scope of consolidation” to the Consolidated Financial Statements	231
	D. Property, Plants and Equipment	Overview of Our Business — Properties	72
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	Overview	38
		Financial Overview	85
	A. Operating Results	Results of Operations	91
	B. Liquidity and Capital Resources	Liquidity and Capital Resources	99
	C. Research and Development, Patents and Licenses, etc.	Financial Overview — Trends, Uncertainties and Opportunities — Research, Development and Product Lifecycle	85
		Financial Overview — Results of Operations — Research and development costs	91
	D. Trend Information	Financial Overview — Trends, Uncertainties and Opportunities	85
	E. Critical Accounting Estimates	Note 2 “Material Accounting Policies — Use of estimates and judgments” to the Consolidated Financial Statements	229
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	Corporate Governance — Board of Directors	118
		Corporate Governance — Ferrari Leadership Team	150
	B. Compensation	Remuneration of Directors	178
		Note 28 “Related party transactions — Emoluments to Directors and Key Management” to the Consolidated Financial Statements	269
	C. Board Practices	The Audit Committee	128
		The Compensation Committee	129
		The ESG Committee	129
	D. Employees	Overview of Our Business — Employees	73

Item	Section	Cross Reference	Page
	E. Share Ownership	Share Ownership	127
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Major Shareholders	115
	B. Related Party Transactions	Note 28 “Related party transactions” to the Consolidated Financial Statements	269
	C. Interests of Experts and Counsel	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated Financial Statements	207
		Financial Overview	85
		Note 23 “Provisions” to the Consolidated Financial Statements	261
		Dividend Policy	282
	B. Significant Changes	Note on Presentation	8
Item 9.	The Offer and Listing
	A. Offer and Listing Details	Offer and Listing Details	282
	B. Plan of Distribution	Not applicable
	C. Markets	Offer and Listing Details	282
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10.	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Memorandum and Articles of Association	125
	C. Material Contracts	Remuneration of Directors	178
	D. Exchange Controls	Exchange Controls	164
	E. Taxation	Taxation	285
	F. Dividends and Paying Agents	Not applicable
	G. Statements By Experts	Not applicable
	H. Documents on Display	Documents on Display	6
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Consolidated Financial Statements	272
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	Not applicable
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None

Item	Section	Cross Reference	Page
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Controls and Procedures	205
Item 16A.	Audit Committee Financial Expert	The Audit Committee	128
Item 16B.	Code of Ethics	Code of Conduct	154
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	282
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	284
Item 16F.	Change in the Registrant’s Certifying Accountant	Change in Registrant’s Certifying Accountant	284
Item 16G.	Corporate Governance	Differences between Dutch Corporate Governance Practices and NYSE Listing Standards	161
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Item 16J.	Insider Trading Policy	Insider Trading Policy	155
Item 16K.	Cybersecurity	Cybersecurity	156
Part III
Item 17.	Financial Statements	Consolidated Financial Statements	207
Item 18.	Financial Statements	Consolidated Financial Statements	207
Item 19.	Exhibits	Exhibits	279

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferrari N.V.

By:	/s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

Dated: February 19, 2026